Form 20-F
period 2019-03-31
ICICI BANK LTD
filed 2019-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

__________________

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2019 was 6,446,239,653.

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

Yes ☐ No ☒

table of contents

i

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	128
		Risk Factors	7

4	Information on the Company	Business	44
		Operating and Financial Review and Prospects	133
		Overview of the Indian Financial Sector	235
		Supervision and Regulation	251
		Business—Subsidiaries, Associates and Joint Ventures	110
		Business—Properties	119
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-112

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	133
		Business—Risk Management	64
		Business—Funding	62

6	Directors, Senior Management and Employees	Management	221
		Business—Employees	118

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	45
		Operating and Financial Review and Prospects—Related Party Transactions	206
		Management—Compensation and Benefits to Directors and Officers—Loans	230
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-47

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Balance Sheet	F-5

Form 20-F	Item Number and Caption	Location
		Operating and Financial Review and Prospects—Executive Summary	133
		Business—Legal and Regulatory Proceedings	120
		Dividends	310

9	The Offer and Listing	Market Price Information	6

10	Additional Information	Additional Information	318
		Exchange Controls	303
		Taxation	311
		Restriction on Foreign Ownership of Indian Securities	306
		Dividends	310
		Business—Subsidiaries, Associates and Joint Ventures	108

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	72

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	126

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	88

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	226

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	229

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	229

Form 20-F	Item Number and Caption	Location

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	45
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	229

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Balance Sheet	F-5
19	Exhibits	Exhibit Index and Attached Exhibits	320

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

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, , political or financial instability in India or any other country caused by any factor including regional hostilities ,terrorist attacks or social unrest, man-made or natural disasters and catastrophes, , inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited under the number 532174, and the National Stock Exchange of India Limited under the symbol ICICIBANK.

At June 30, 2019, total 6,452,596,296 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 30, 2019 there were 860,488 holders of record of our equity shares, of which 1,385 had registered addresses in the United States and held an aggregate of 1,345,794 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2019, we had approximately 772 million ADSs, equivalent to about 1,544 million equity shares, outstanding. At June 30, 2019, there were 89,328 record holders of our ADSs, out of which 108 have registered addresses in the United States.

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

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers and our contractual counterparties, especially if such a slowdown were to be continued and prolonged. India’s gross domestic product grew by 8.0% in fiscal 2016, 8.2% in fiscal 2017 and 7.2% in fiscal 2018. In fiscal 2019, India’s gross domestic product grew by 6.8%. The agriculture sector grew by 2.9%, the industrial sector by 6.9% and the services sector by 7.5% in fiscal 2019 compared to a growth of 5.0%, 5.9% and 8.1% respectively in fiscal 2018. The agriculture sector accounted for 14.4% of gross value added, while industry and services accounted for 31.3% and 54.3%, respectively in fiscal 2019.

From fiscal 2012, the Indian corporate sector experienced several challenges which led to lower than projected cash flows for corporates and the progress in reducing leverage in the corporate sector remained slow. The Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, for the banking sector, including us. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. Subsequently, a revised prudential framework for resolution of stressed assets was announced which retained the withdrawal status of schemes for resolution. While additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. During the year, challenges emerged for non-banking financial companies and housing finance companies following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. Further, challenges emerged in certain sectors and borrower groups, such as real estate developers, and borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges. See also “—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”.

Economic data for recent periods indicate a moderation in economic activity and consumption, with a lower rate of growth of the gross domestic product as well as a decline in high frequency indicators like vehicle sales. This could result in lower demand for credit from the banking system and also adversely impact the quality of the existing portfolio. In addition, the challenges faced by non-banking financial companies and housing finance companies have led to a slowdown in lending by these companies, which could result in refinancing risks for borrowers and adversely impact the quality of the existing portfolio.

The Indian economy in general, and the agricultural sector in particular, are impacted by the level and timing of monsoon rainfall. See also, “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs”. Investments by the corporate sector in India are impacted by demand conditions in the global and Indian economy and government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. For instance, following an increase in inflation, the repo rate was increased by 50 basis points during the initial part of fiscal 2019, but was subsequently reduced by 75 basis points with the last reduction of 25 basis points to 5.75% in June 2019. India has, in the past, experienced sustained periods of high inflation. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy may have an adverse effect on economic growth in India.

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

Although the proximate cause of the 2008-2009 financial crisis, which was deeper than other financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt default, negotiations between the United Kingdom and European policymakers and delays in ratifying the withdrawal agreement following the United Kingdom’s vote to withdraw from the European Union, the exit of any other country from the European Union, recessionary economic conditions as well as concerns related to the impact of tightening monetary policy in the U.S. and a trade war between large economies may lead to increased risk aversion and volatility in global capital markets.

More specifically, on June 23, 2016, the United Kingdom held a remain-or-leave referendum on its membership within the European Union, the result of which favored the exit of the United Kingdom from the European Union (“Brexit”). A process of negotiation will determine the future terms of the United Kingdom’s relationship with the European Union, as well as whether the United Kingdom will be able to continue to benefit from the European Union’s free trade and similar agreements. Given the lack of precedent, it is unclear how the United Kingdom’s exit from the European Union would affect the fiscal, monetary and regulatory landscape within the United Kingdom, the European Union and globally. The political and economic instability created by Brexit has caused and may continue to cause significant volatility in global financial markets. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to European Union markets either during a transitional period or more permanently. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Furthermore, uncertainty around these and related issues could lead to adverse effects on the economy of the United Kingdom and the other economies in which we operate. The uncertainty before, during and after the period of negotiation may also create a negative economic impact and increase volatility in global markets. Such volatility and negative economic developments could, in turn, materially adversely affect our business, prospects, financial conditions or results of operations.

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

We are rated by Moody’s and Standard and Poor’s. While Standard & Poor’s and Moody’s currently have stable outlooks on their sovereign ratings for India, they may lower their sovereign ratings for India or the outlook on such ratings, which would also impact our ratings. Rating agencies may also change their methodology for rating banks which may impact us. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the rating of several banks globally were revised, including Indian banks. The Bank’s senior unsecured debt rating was downgraded by one level to Baa3 following the methodology change. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. Following the significant increase in non-performing loans in the Indian banking sector, including for us, rating agency Moody’s revised the rating of a few public sector banks and the outlook for some public and private sector banks. While Moody’s reaffirmed the Bank’s senior unsecured debt rating at Baa3, the baseline credit assessment of the Bank was lowered from baa3 to ba1 and the outlook on the Bank’s senior unsecured debt was changed from positive to stable in July 2017. Any changes to ratings for India, the Indian banking system or unsolicited ratings of ICICI Bank by rating agencies from whom we have not obtained ratings, may also impact investor perception of the Bank.

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

India imports a majority of its requirements of petroleum oil and petroleum products, with crude oil comprising around 27% of total imports in fiscal 2019. The Government of India has deregulated prices and has been reducing the subsidy in respect of certain oil products, resulting in international crude prices having a greater effect on domestic prices of petroleum products. The increase in global crude oil prices in fiscal 2018 and fiscal 2019, led to an increase in India’s trade and current account deficits. Elevated oil price levels or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation. A prolonged period of elevated global crude oil prices could also adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product had improved significantly from a high of 4.7% in fiscal 2013 to 1.3% in fiscal 2015, 1.1% in fiscal 2016 and 0.7% in fiscal 2017, which was driven primarily by the sharp decline in crude oil and commodity prices and a slowdown in non-oil imports. The current account deficit increased in fiscal 2018 to 1.9% of India’s gross domestic product and further to 2.2% in fiscal 2019, following the increase in global prices of crude oil and other commodities, combined with the growth in non-oil imports. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. For instance, during the first half of fiscal 2014, emerging markets including India witnessed significant capital outflows on account of concerns regarding the withdrawal of quantitative easing in the U.S. and other domestic structural factors such as the high current account deficit and lower growth outlook. In fiscal 2019, concerns regarding India’s current account deficit increased following the sharp rise in global oil prices and the possibility of a trade war between large economies. There was an outflow of foreign portfolio investments and the exchange rate depreciated, partly offset by, the strong inflow of foreign direct investments during the year along with stable foreign exchange reserves.

Exchange rates are impacted by a number of factors including volatility of international capital markets, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. From the beginning of fiscal 2013 through fiscal 2016, the rupee depreciated 30.4% against the U.S. dollar. In fiscal 2017, the rupee appreciated by about 2.1% against the U.S. dollar followed by a depreciation of 0.4% in fiscal 2018. In fiscal 2019, the rupee depreciated by 14.2% against the U.S. dollar between April 1, 2018 and October 9, 2018 following an increase in global crude oil prices and concerns regarding the increase in India’s current account deficit. The exchange rate subsequently appreciated by 7.0% between October 9, 2018 and March 31, 2019.

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

Further, any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate, may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy. For instance, following the depreciation of the rupee between August 2018 and October 2018, the Reserve Bank of India implemented several measures including, intervention in the foreign exchange market, which resulted in a temporary decline in foreign exchange reserves. Prolonged periods of volatility in exchange rates, reduced liquidity and high interest rates could adversely affect our business, our future financial performance and the prices of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged. See also “—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

Financial difficulty and other problems in the Indian financial system could adversely affect our business and the prices of our equity shares and ADSs.

We were declared a systemically important bank in India by the Reserve Bank of India in August 2015, and have continued to be categorized as a systemically important bank in India in subsequent years. See also “Overview of the Indian Financial Sector”. We are not treated as a globally systemically important bank, either by the FSB or the Reserve Bank of India. As a systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. For instance, in fiscal 2019 a large systemically important non-deposit taking non-banking financial company defaulted on its repayments on short-term market instruments leading to adverse market reactions including a sharp drop in share prices of non-banking financial companies, increase in yields on their debt and tightening liquidity conditions leading to refinancing challenges for these companies. This has resulted in a slowdown in lending by these companies which could lead to financing and refinancing challenges for their customers, who may also be customers of banks, including us. The overall impact of these developments on credit markets is uncertain and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

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

We could also face risks from the inability of Indian banks in general to resolve non-performing loans and take timely decisions, particularly in the case of borrowers that may have taken loans from multiple banks. The Reserve Bank of India is addressing credit and concentration risks through measures like limiting the banking system’s exposure to large borrowers, enabling a comprehensive assessment of leverage by requiring all exposures to borrowers above a specified threshold to be reported by banks into a common database, and guidelines for identifying stress in borrower accounts at an early stage and implementing a resolution plan for any overdue account within specified timelines. While these steps will reduce potential problems in borrower accounts and improve credit decisions among banks, there can be no assurance that in the event of stress, banks will be able to make timely decisions and agree on a resolution plan within prescribed timelines which could significantly reduce the value of these assets and recovery for banks. See also “—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited relative to what is typically available for similar borrowers in developed economies with more established nation-wide credit bureaus. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Several of our corporate borrowers have suffered from low profitability because of increased competition from liberalization, delays in project completion and cash flow generation, movements in commodity prices, high debt burden and high interest rates, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. Developments in the Indian economy have led to a rise in non-performing and restructured assets of Indian banks, including us, since fiscal 2014. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the prices of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal or regulatory actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”, “—We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” “—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss” and “-Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

Changes in the regulation and structure of the financial markets in India may adversely impact our business.

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. Some structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, also imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. Banks were directed to remove foreclosure charges on home loans and floating rate term loans given to individual borrowers. Banks were prohibited from levying penalty on non-operative accounts for non-maintenance of minimum balance. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our subsidiaries are also subject to similar risks. For instance, in the Union Budget for fiscal 2015, the Finance Minister announced an increase in the long-term capital gains tax rate on investments in debt mutual funds from 10% to 20% and also increased the minimum holding period for qualification as a long-term investment from 12 months to 36 months. Starting from April 2015, the Association of Mutual Funds of India has introduced a cap of 100 basis points on upfront commissions for all mutual fund schemes and from fiscal 2019, the government has introduced a tax on distributed income by equity oriented mutual funds at the rate of 10.0%. Further, the Reserve Bank of India has rationalized the Merchant Discount Rate for debit card transactions, effective from January 1, 2018. The guidelines replaced the earlier slab-rate based Merchant Discount Rate on transaction value to a merchant turnover based Merchant Discount Rate structure, for which merchants have been suitably categorized, and has specified a ceiling on the maximum permissible Merchant Discount Rate. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying/selling foreign exchange by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. The Government of India in its budget for fiscal 2020 has proposed that business establishments above a certain size should offer low cost digital modes of payment, with no charges being levied on the customers or the merchants. These changes may affect our fee income and have an impact on the inflows and earnings of asset management companies, including our asset management subsidiary. See also “—Risks relating to our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

A significant change in the Indian government’s policies could adversely affect our business and the prices of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. The Indian Government’s policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015 and fiscal 2020, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are sometimes not along expected lines. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth.

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the Government of India has introduced a uniform Goods and Services Tax system, which has an impact on the way in which we are taxed and may have an impact on the operations and cash flows of our borrowers. There could also be one-time decisions by the Government of India that could impact our business and financial performance. For instance, the government’s decision in the second half of fiscal 2017 to withdraw legal tender status of high denomination currency notes led to an increase in costs associated with the transition and the reduction in revenues due to accompanying measures such as the reduction or waiver of transaction charges for ATM and card transactions for the specified period. There was also a surge in low cost deposits resulting in a significant increase in liquidity in the banking system and a reduction in cost of funds. During fiscal 2018, the Reserve Bank of India identified specific accounts and required banks to either commence proceedings under the Insolvency and Bankruptcy Code or finalise resolution plans within specified timelines and also required banks to make higher provisions for these accounts. A new framework for the resolution of stressed assets was also introduced during the year (and subsequently modified in fiscal 2020), withdrawing existing resolution schemes and resulting in classification of majority of loans under these schemes as non-performing in fiscal 2018. Any such changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 14.4% of India’s gross value added in fiscal 2019. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business. In 2018, there were outbreaks of nipah virus, in certain regions of southeast Asia, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs could be adversely affected.

If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan, and border disputes with neighboring countries. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. India could also be impacted by intensifying trade wars between large economies, like the U.S. increasing trade tariffs on goods imported from China, or possible import restrictions on Indian goods by trading partners that could have an adverse impact on India’s trade and capital flows, exchange rate and macroeconomic stability. In addition, geopolitical events in the Middle East, Asia and Eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance and the prices of our equity shares and ADSs.

Uncertainty about the future of LIBOR may adversely affect our business.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the London Interbank Offered Rate or LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In June 2019, the Financial Conduct Authority asked banks and markets to stop using the LIBOR as a basis for pricing contracts. These announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities and variable rate loans or other financial arrangements, given LIBOR’s role in determining market interest rates globally. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and other interest rates. In the event that a published LIBOR rate is unavailable after 2021, the value of such securities, loans or other financial arrangements may be adversely affected, and, to the extent that we are the issuer of or obligor under any such instruments or arrangements, our cost thereunder may increase. Currently, the manner and impact of this transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is uncertain.

Risks that arise as a result of our presence in a highly regulated sector

If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last five years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions. Nevertheless, these provisions may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made.

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

In April 2017, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the Reserve Bank of India’s annual supervisory process. The disclosure was required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 15.0% of the published net profits after tax for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 15.0% of the published incremental gross non-performing assets for the reference period, or both. In April 2019, the Reserve Bank of India revised the disclosure requirement for divergence in asset classification and provisioning. The disclosure is required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 10.0% of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 15.0% of the published incremental gross non-performing assets for the reference period, or both. For fiscal 2016, as compared to our assessment, the Reserve Bank of India’s assessment of gross non-performing assets was Rs. 51.0 billion higher, net non-performing assets were Rs. 40.3 billion higher and provisions for non-performing assets were Rs. 10.7 billion higher. After adjusting for these divergences, our net profit after tax for the year ended March 31, 2016 would have been Rs. 90.3 billion rather than Rs. 97.3 billion. For fiscal 2017 and fiscal 2018, the assessment of divergence in asset classification and provisioning, conducted by the Reserve Bank of India in fiscal 2018 and fiscal 2019 respectively, was lower than the prescribed thresholds and did not require any additional disclosures. For further information, see also Note 18 to Schedule 18 “Notes Forming part of the Accounts” to the standalone financial statements. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business and future financial performance. There could be a possibility of the Reserve Bank of India or other regulatory bodies also taking enforcement action based on divergences in the assessment of asset classification and provisioning. Our subsidiaries are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries in the future, which may have an adverse impact on us.

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under the Insolvency and Bankruptcy Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. Further, on February 12, 2018, the Reserve Bank of India issued a revised framework for resolution of stressed assets, which required commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. Certain borrowers and industry associations representing affected firms filed petitions challenging the Reserve Bank of India’s revised framework for resolution of stressed assets dated February 12, 2018 in various High Courts. Subsequently, the Reserve Bank of India petitioned the Supreme Court to transfer all such petitions filed before various High Courts to the Supreme Court. On September 11, 2018, the Supreme Court, while allowing the Reserve Bank of India’s transfer petition, passed an order transferring all such petitions pending before various High Courts to itself and requiring the status quo as on that date to be maintained. In April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets, dated February 12, 2018 as unconstitutional. Following this judgement, in June 2019, the Reserve Bank of India issued a revised prudential framework for resolution of stressed assets which allows the lenders to decide on the resolution plan and does not mandate commencement of proceedings under the Insolvency and Bankruptcy Code. Additional provisions are required in the absence of a resolution plan or initiation of insolvency proceedings. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability.

In August 2017, the Securities and Exchange Board of India issued a circular requiring listed companies to disclose to the stock exchanges, within one working day, any event of default in payment of interest on installment obligations on debt securities including commercial paper, medium term notes, loans from banks and financial institutions, external commercial borrowing and other forms of debt. The circular was to be effective from October 1, 2017, but has been deferred.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key segments or sectors. A proportion of 8.0% of adjusted net bank credit is required to be lent to small and marginal farmers and 7.5% to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and has notified a target of 12.0% of adjusted net bank credit for this purpose for fiscal 2019. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. From fiscal 2017, these requirements are assessed on a quarterly average basis compared to the earlier requirement of meeting as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year.

These requirements apply to ICICI Bank on a standalone basis. Total average priority sector lending in fiscal 2019 was Rs. 1,891.7 billion constituting 41.5% of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to the agriculture sector was Rs. 749.8 billion constituting 16.5% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advances to weaker sections were Rs. 403.5 billion constituting 8.9% of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. Average lending to small and marginal farmers was Rs. 307.7 billion constituting 6.8% of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 360.1 billion constituting 7.9% of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 496.1 billion constituting 10.9% of adjusted net bank credit against the requirement of 12.0% of adjusted net bank credit.

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

Any shortfall in meeting the priority sector lending requirements may be required to be invested at any time, at the Reserve Bank of India’s request, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2019, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 292.6 billion. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. The Reserve Bank of India has also allowed banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. However, this would depend on the availability of such certificates for trading. Our investments in Government of India schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans. See also “Supervision and Regulation—Directed Lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.2% each in fiscal 2016, fiscal 2017 and fiscal 2018 and 1.9% in fiscal 2019. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes have resulted in higher delinquencies in the kisan credit card portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans in general. Thus, the classification of overdue loans as non-performing occurs at a later stage in respect of such loans than the loan portfolio in general. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, establish common equity Tier 1 as a new tier of capital; impose a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%, and maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require more stringent adjustments to and deductions from regulatory capital, provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group, and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The Basel III guidelines were to be fully implemented by year-end fiscal 2019. However, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of capital conservation buffer from March 31, 2019 to March 31, 2020. Accordingly, the minimum capital conservation ratios as applicable from March 31, 2018 are applicable from March 31, 2019 until the capital conservation buffer attains the level of 2.5% on March 31, 2020. In June 2019, the Reserve Bank of India issued guidelines requiring banks to maintain a minimum leverage ratio of 4.0% for domestic systemically important banks and 3.5% for other banks with effect from October 1, 2019. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2019 were: common equity Tier 1 risk-based capital ratio of 13.42%; Tier 1 risk-based capital ratio of 14.73%; and total risk-based capital ratio of 16.47%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India requires additional capital to be held by banks as a systemic buffer. For instance, in July 2014, the Reserve Bank of India issued guidelines requiring additional common equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015 and in subsequent years, and were placed in the first bucket, which requires us to maintain additional common equity Tier 1 capital of 0.2% in a phased manner from April 19, 2016. Further, the Reserve Bank of India also released guidelines on implementation of counter cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. The Reserve Bank of India has indicated that it would increase the risk weight on unrated exposures to corporates and infrastructure financing non-banking finance companies from 100.0% to 150.0% if the aggregate exposure of the banking system exceeds Rs. 2.0 billion. This was expected to be effective from June 30, 2017, but was deferred and is effective from April 1, 2019. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against sudden increase in government bond yields. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of the bank, on a continuing basis. This reserve would be eligible for inclusion in tier 2 capital. In fiscal 2019, we transferred Rs. 12.69 billion from tier 1 capital to the investment fluctuation reserve, which is reckoned under tier 2 capital.

In December 2018, the Reserve Bank of India proposed a minimum level of loan component on fund-based working capital limits for large borrowers with the remaining to be drawn in the form of cash credit, and a mandatory credit conversion factor of 20.0% for the undrawn portion of cash credit/overdraft limits. Such regulatory changes and evolving regulations may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements. Further, there are uncertainties on the likely impact of the guideline on the working capital management of the corporate borrower, and there could be temporary cash-flow mismatches for the borrowers, resulting in delayed repayments to banks including us.

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

Debt and equity investors, rating agencies, equity and fixed income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory stipulations, reflecting our position as a large private sector bank.

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

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. These guidelines require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio of 60.0% from January 1, 2015, which has been increased in a phased manner to a minimum of 100.0% from January 1, 2019. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. The guidelines on net stable funding ratio are applicable from April 1, 2020. These requirements together with the existing liquidity and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability. Any sudden increase in the demand for liquidity by banks to meet these regulatory liquidity requirements could have an adverse impact on the financial markets, and result in a sharp increase in short-term borrowing costs and a sudden increase in the cost of funding for banks, including us.

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

Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of regulatory limitations on cross-border financing of this nature, these subsidiaries have experienced a reduction in their business, impacting their profitability and resulting in a sharp reduction in the return on the capital invested in these businesses. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while both these subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the past, such initiatives are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. There can be no assurance of our successful execution of this strategy. Our overseas branches are also subject to respective local regulatory requirements, including any requirements related to liquidity, capital and asset classification and provisioning.

Our asset management, private equity, insurance and securities subsidiaries have retail and corporate customers and are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

Our asset management subsidiary, ICICI Prudential Asset Management Company, is subject to supervision and regulation by the Securities and Exchange Board of India. For instance, in fiscal 2019, our asset management subsidiary, based on communication from the regulator, paid compensation with interest to certain schemes of ICICI Prudential Mutual Fund in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018, and also compensated the investors in these schemes who had redeemed their units since the March 2018 allotment. In the same matter, an adjudication proceeding was initiated by the Securities and Exchange Board of India, which was disposed of pursuant to an application for settlement of proceedings and payment of settlement charges by our asset management subsidiary. Further, certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, our private equity subsidiary, have initiated legal proceedings in Mauritius alleging mis-selling and mismanagement. In the same matter, ICICI Venture Funds Management Company has received a notice from the Securities and Exchange Board of India, and is pursuing closure of the matter. See also “Business – Legal and Regulatory Proceedings”.

Our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulators. The subsidiaries also have a large number of retail and corporate clients, from whom claims may arise which could be determined in courts or also by regulators and result in determination against our insurance subsidiaries or us or our or our insurance subsidiaries’ management and employees. The Insurance Regulatory and Development Authority of India has the authority to modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

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

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. Since the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has been imposing fines and penalties on Indian banks that are larger than the historic norms. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies. See also “—Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. Regulators, including among others the Reserve Bank of India and the Securities and Exchange Board of India (SEBI), may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel including senior executives, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. Recently, pursuant to judicial orders, the Reserve Bank of India has provided copies of its supervisory inspection reports for certain banks, including us, for earlier years to an external party. The consequences of these reports being available in the public domain are uncertain. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

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

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. See also “—Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For instance, the Reserve Bank of India, in its guidelines for private sector banking licenses issued in February 2013, has mandated that banks established pursuant to the issuance of such licenses be set up under a financial holding company structure. In the future, such requirements may be extended to existing banks in India, including us. Also, the Reserve Bank of India has released a discussion paper on a new banking structure in India. See also “Overview of the Indian Financial Sector—Structural Reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. In April 2017, the Reserve Bank of India revised its Prompt Corrective Action framework for banks and included indicators to be tracked, like capital adequacy, asset quality, profitability and leverage, with specified risk thresholds that would result in invocation of prompt corrective action. The revised framework stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion; domestic and/or overseas, higher provisions as part of the coverage regime, and restriction on management compensation and directors’ fees. At year-end fiscal 2019, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Risks Relating to Our Business

Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer.

As a result of widespread economic challenges faced by the Indian economy in general and the corporate sector in particular, as well as changes to Reserve Bank of India policies and guidelines related to non-performing and restructured loans and other changes to the law affecting non-performing and restructured loans, the non-performing loans and provisions of a number of Indian banks, including us, increased significantly in fiscal 2016, fiscal 2017 and fiscal 2018. In fiscal 2019, the level of non-performing assets declined for the banking system, including us, following a reduction in additions to non-performing loans during the year. During fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges for these companies. This has resulted in a slowdown in lending by these companies which could lead to financing and refinancing challenges for their customers, who may also be customers of banks, including us. The overall impact of these developments on credit markets is uncertain and there could be an adverse impact on the loan portfolios of banks, including ours, if customers of the affected non-bank financial companies and housing finance companies are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. In recent years, banks, including us, have focused on growing their retail (including lending to self-employed borrowers) and small business lending portfolio. While we expect the retail and small business segment to remain a key drivers of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment could have an adverse impact on the quality of our retail loan portfolio. Our portfolio includes purchases of retail asset pools of home finance companies and non-banking finance companies, that may expose us to additional risks, including the failure of the underlying borrowers to perform as anticipated, risks arising out of weakness in the financial position or operations of the originators, who are generally responsible for collections and servicing, and additional mark-to-market provisions where the purchases are structured as securitized instruments classified as investments. In addition, challenges have emerged in recent years in certain sectors and borrower groups, such as real estate developers, and for borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges. The inability of real estate developers to complete and deliver residential properties for which we have provided loans to customers, may impact the repayment behavior of the customers and result in higher delinquencies and non-performing loans. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—A significant change in the Indian government’s policies could adversely affect our business and the prices of our equity shares and ADSs”.

The corporate credit market in India is still evolving. The Reserve Bank of India has in recent years announced several measures to improve transparency and accountability. The Reserve Bank of India is addressing credit and concentration risks through measures like limiting the banking system’s exposure to large borrowers, enabling a comprehensive assessment of borrowing levels and payment performance by requiring all exposures to borrowers above a specified threshold to be reported by banks into a common database, and providing guidelines for identifying stress in borrower accounts at an early stage and implementing a resolution plan for overdue accounts within specified timelines, or initiating insolvency proceedings in respect of such borrowers. Additional provisions are required in the absence of a resolution plan or initiation of insolvency proceedings. Further, large corporations with exposure above certain thresholds to the banking system are required to raise a certain proportion of incremental borrowings from the capital market. These steps are changing the dynamics of banking in the country and are aimed at strengthening the credit markets in the long run by improving transparency and making the credit markets more efficient. However, in the interim, as corporates and banks are adjusting to the new borrowing and lending environment, challenges could emerge and lead to potential financing difficulties for overdue borrowers and accelerated provisioning for lenders.

Any adverse economic, regulatory and legal developments could cause the level of our non-performing assets to increase further and adversely impact the quality of our loan portfolio. If the level of our non-performing assets increases further and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted. While we expect our levels of non-performing loans and provisions to decrease going forward, any adverse economic, regulatory and legal developments could cause further increases in the level of our non-performing assets or restrict the anticipated reduction in the level of non-performing loans and provisions and have a material adverse impact on the quality of our loan portfolio.

See also “—Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks” and “—We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected”.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

The quality of our project finance portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. Our loans to the power sector were 5.6% of our total loans at March 31, 2016, 5.8% at March 31, 2017, 4.8% at March 31, 2018 and 3.1% at March 31, 2019. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. Coal based power projects in India have experienced delays primarily due to environmental concerns around coal mining and the de-allocation of coal blocks allocated to companies. In addition, power projects inherently have high leverage levels and volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. Any reduction in the output of operational power plants or the projected output of newly commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. A change in the ownership and management of these projects could further delay the commencement of operations. We may see an increase in our non-performing assets or restructured assets in case of delays from the scheduled commercial date of operations of such projects, which are longer than that permitted by the Reserve Bank of India guidelines.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel and mining, which are subject to similar and additional risks, as well as global commodity price cycles. For instance, during fiscal 2016, due to a slowdown in global demand for steel, there was a sharp decline in global steel prices, which in turn impacted Indian steel companies. Capacity utilization of steel companies declined and profitability came under pressure. The Government of India announced certain policy measures, including a minimum price for procuring steel from overseas markets, which have benefited the Indian steel sector. However, we cannot be certain that such or any other measures will continue to be introduced by the government in the future. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the prices of our equity shares and ADSs.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry, other than retail loans, to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 57.8% of our gross loans and advances at March 31, 2019. Our loans and advances to the services-finance sector were 7.0%, to the infrastructure sector (excluding power) were 4.4%, to the power sector were 3.1%, to the non-finance services sector were 2.8%, and to the iron and steel sector were 2.6% of our gross loans and advances at March 31, 2019.

There are uncertainties in respect of certain sectors due to global and domestic economic conditions and high corporate leverage. The Bank’s fund-based and non-fund based outstanding (excluding banks and fund-based outstanding to non-performing assets) to companies in the corporate and SME sectors internally rated below investment grade were Rs. 175.3 billion at March 31, 2019. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 283.0 billion at March 31, 2019.

Pursuant to the guidelines of the Reserve Bank of India, the Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. Capital funds refer to Tier 1 and Tier 2 capital after regulatory adjustments as per the Reserve Bank of India guideline ‘Master Circular - Basel III Capital Regulations’. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is towards an infrastructure project, as per the Reserve Bank of India guidelines. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At March 31, 2019, our largest non-bank borrower accounted for approximately 9.6% of our capital funds. The largest group of companies under the same management control accounted for approximately 23.2% of our capital funds. At March 31, 2019, the Bank’s exposure to its 20 largest borrowers (including banks) was approximately 11.9% of our total exposure, and our credit exposure to our 20 largest borrowers (including banks) was approximately 12.1% of the Bank’s total credit exposure.

In December 2016, the Reserve Bank of India released a framework for large exposures with limits on exposure of banks to single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. This framework has been fully implemented since April 1, 2019.

In August 2016, the Reserve Bank of India issued guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. The exposure of the banking system to large borrowers would attract higher risk weights and provisioning. Borrowers to be considered for this purpose would be those having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 and gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. Loans from banks in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning since April 1, 2018. Further, in November 2018, the Securities and Exchange Board of India released a framework that requires a company rated AA and above and with an outstanding long term borrowing of Rs. 1.00 billion and above at March 31 in any given year, to necessarily raise 25% of its incremental borrowings for the following year through the bond market. This is effective from April 1, 2019.

These guidelines, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, thereby impacting our earnings. The Bank has significantly strengthened its enterprise risk management and risk appetite framework since fiscal 2016 for managing concentration risk, including limits/thresholds with respect to single borrower and group exposure. There can be no assurance that our strategy of reducing concentration risk will be successful and that we will be able to successfully grow our operating profits while controlling non-performing loans and provisions through this approach.

Our exposure to the securities of asset reconstruction companies could generally affect our business, financial condition and results of operations.

We also have investments in security receipts arising from the sale of non-performing assets by us to reconstruction companies registered with the Reserve Bank of India. At March 31, 2019, the Bank had an outstanding net investment of Rs. 32.9 billion in security receipts issued by asset reconstruction companies. See also “Business—Classification of Loans”. In September 2016, the Reserve Bank of India issued a framework for sale of stressed assets. As per this framework, with effect from April 1, 2017, provisions held for investment in security receipts is subject to a floor rate applicable to the underlying loans (the provisions the bank would have had to make if the loans had continued to be held in its books), if more than 50% of the security receipts are held by the bank that sold the loans. The threshold of 50% was reduced to 10% from April 1, 2018 as per the framework. Further, the framework requires banks to maintain an internal list of stressed assets identified for sale and review assets classified as ‘doubtful’ above a threshold amount on a periodic basis with a view to consider a sale or other disposition. There can be no assurance that reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations.

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

The Insolvency and Bankruptcy Code enacted in 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the new prudential framework for resolution of stressed assets, initially introduced in February 2018 and subsequently amended in June 2019 by the Reserve Bank of India, requires banks to implement a plan to resolve any overdue account within timelines as approved by the board and may include legal proceedings for insolvency or recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts were resolved under the Code during fiscal 2019. However, uncertainties continue and there are delays in the resolution of accounts referred under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. There can be no assurance of the level of recovery even in cases where a resolution is achieved. In a recent judgment, the National Company Law Appellate Tribunal has treated secured and unsecured financial creditors to a borrower referred under the Code similarly with respect to the level of recovery, and has also held that there should be equal distribution of resolution proceeds between operational and financial creditors under a resolution plan. The government has, subsequently, proposed to amend the Code and among other measures also empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds.

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

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income Government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including Government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. In fiscal 2019, yields on government securities increased sharply due to tight liquidity conditions between September and December 2018. This resulted in significant losses in the treasury book for most Indian banks, including for us, during the quarter ended December 31, 2018. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve, equivalent to at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis, from fiscal 2019. The requirement to maintain a large portfolio of government securities also has a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. As required by the Reserve Bank of India guidelines, we transferred Rs. 12.69 billion from tier 1 capital to the investment fluctuation reserve in fiscal 2019, which is reckoned under tier 2 capital.

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

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. A slower growth in low cost deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. The Reserve Bank of India has deregulated the interest rate on savings deposits, following which some banks in India are offering higher interest rates on their savings deposit accounts. If other banks with whom we compete similarly raise their savings account deposit rates, we may also have to do so to remain competitive and this would adversely impact our cost of funds. During fiscal 2019, the growth in deposits in the banking system was slower compared to the growth in credit, leading to tight liquidity conditions and an increase in the credit-deposit ratio, particularly during the latter part of the year. This resulted in an increase in the cost of funds for banks, but was offset by an increase in lending rates. At the same time, some banks continue to offer higher interest rates on savings bank accounts or higher interest rates on accounts with higher balances. Such revisions in deposit interest rates, or introduction of higher interest rates, by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive and this could adversely impact our cost of funds.

In December 2015, the Reserve Bank of India released guidelines on computation of lending rates based on the marginal cost of funds methodology which is applicable on incremental lending from April 1, 2016. This change in the methodology for calculating cost of funds led to lower lending rates, and led to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. In October 2017, the Reserve Bank of India released the report of an internal study group which has proposed a revision to the methodology for pricing of bank loans and has recommended referencing lending rates to an external benchmark and increasing the periodicity of reset of interest rates to once a quarter. In February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Further, in December 2018, the Reserve Bank of India announced the linking of new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. While this was expected to be applicable from April 1, 2019, further discussions are being held with stakeholders and final guidelines in this regard are awaited. See also “Business—Loan Portfolio—Loan Pricing” and “Supervision and Regulation—Regulations Relating to Advancing Loans”. A large public sector bank has linked the interest rates on its home loans and savings account deposits to the repo rate. The impact of this change on the overall market for loans and deposits is uncertain. Since our funding is primarily fixed rate, volatility in benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin.

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

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the U.S. dollar. During the nine months ended December 31, 2018, India’s current account deficit increased to 2.6% of gross domestic product primarily due to an increase in global crude oil prices. The rupee depreciated by 14.2% against the U.S. dollar between April 1, 2018 to October 9, 2018. The exchange rate subsequently appreciated by 7.0% between October 9, 2018 and March 31, 2019. See “—Risks relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs”. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

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

We plan to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India increased significantly from 3,100 branches at year-end fiscal 2013 to 4,850 branches at year-end fiscal 2017 and then marginally to 4,874 branches at March 31, 2019. We plan to expand our branch network to support growth in our business in fiscal 2020 and in subsequent years. Our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium- or long-term maturities, creating the potential for funding mis-matches. For instance, our project finance loans typically have longer-term maturities compared to our funding profile. We have significantly expanded our branch network in recent years. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. Our new branches typically operate at lower efficiency levels, as compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, may have an impact on our ability to grow our deposit base to the desired extent.

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

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and subsidiaries, also exposed to a variety of local market credit risks, where our expertise and experience may be limited. Our banking subsidiaries in the United Kingdom and Canada are involved in corporate lending, insured and conventional uninsured mortgages in Canada and loans against property in the United Kingdom. Our international branches also have credit exposures to international companies. We are also subject to the risks posed by the indirect impact of adverse developments in the global banking environment, and any international bank failure, some of which cannot be anticipated and the vast majority of which are not under our control. See also “—Our international operations increase the complexity of the risks that we face”.

The classification of the loan portfolio of our overseas branches and subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions. Further, some of our branches and subsidiaries have commenced preparation of financial statements under International Financial Reporting Standards, including International Financial Reporting Standard 9—Financial Instruments, or under Indian accounting standards converging with this standard, from fiscal 2019, which has impacted asset classification and provisioning. Such classification of loans as non-performing based on host country regulations may lead to an adverse impact on our business, our future financial performance and the prices of our equity shares and ADSs.

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

There could be risks arising from political changes in the jurisdictions in which we operate, such as the election by a majority of voters in the United Kingdom to withdraw from the European Union in a national referendum in June 2016. While uncertainties continue on the relationship between the United Kingdom and the European Union and the final negotiations on Brexit are yet to be concluded, our subsidiary in the United Kingdom has obtained a third-country license for its branch in Germany, which would be effective post-Brexit. During fiscal 2019, our subsidiary in the United Kingdom closed its branch in Belgium. Further, recent global developments including a trade war by the United States with key large economies are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured and other mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. They have also made investments in bonds, certificates of deposit, mortgage backed securities, treasury bills and asset-backed commercial paper. We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. There can be no assurance of our successful execution of this strategy. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

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

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.” and “—We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”.

We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, which are increasingly common for international banks and financial institutions.

The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.

The Audit Committee of the Bank under direction given by the Board of Directors instituted an independent enquiry by a former Supreme Court Judge, Hon’ble Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The allegations were levelled against Ms. Kochhar in media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. The independent enquiry was supported by an independent law firm and a forensic firm.

Ms. Kochhar proceeded on a leave of absence following the institution of the independent enquiry. In the interim, Mr. Sandeep Bakhshi was appointed as wholetime Director and Chief Operating Officer and reported directly to the Board of Directors during her absence. On October 4, 2018, the Board of Directors of the Bank, accepted the request of Ms. Kochhar to seek early retirement from the Bank at the earliest. The Board accepted this request with immediate effect, while noting that the enquiry instituted by the Board would remain unaffected by this and certain benefits would be subject to the outcome of the enquiry. Ms. Kochhar also relinquished office from the boards of the Bank’s subsidiaries. The Board decided to appoint Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer, which was approved by the Reserve Bank of India for a period of three years with effect from October 15, 2018.

The board of directors considered the enquiry report on its receipt at the board meeting held on January 30, 2019. The enquiry report concluded, primarily on account of ineffectively dealing with conflict of interest and due disclosure or recusal requirements, that Ms. Chanda Kochhar was in violation of the ICICI Bank Code of Conduct, its framework for dealing with conflict of interest and fiduciary duties, and in terms of applicable Indian laws, rules and regulations. It also concluded that her lack of diligence with respect to annual disclosures as required by the Bank in terms of its internal policies, the ICICI Bank Code of Conduct and applicable Indian laws, rules and regulations on her interests (direct or indirect) towards avoidance of conflict of interest, when considered that the Bank’s processes were dependent solely on the directors discharging their fiduciary duty to recuse themselves and avoid conflict, implies that the Bank’s then processes were rendered ineffective by her approach to such disclosures and avoidance of conflict. Following the receipt of the enquiry report, the board of directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences (including revocation of all her existing and future entitlements such as any unpaid amounts, unpaid bonuses or increments, unvested and vested and unexercised stock options, and medical benefits), and require the clawback of all bonuses paid from April 2009 until March 2018.

Enquiries by government and regulatory agencies in the matter are continuing. SEBI issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. The Bank has responded to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation (“CBI”) had also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank. In January 2019, the CBI filed a first information report against Ms. Chanda Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals, who were on the board of directors of the Bank when the alleged transactions occurred and were part of committees that sanctioned credit facilities to the concerned borrower group, may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary.

In the event that the Bank is found by the SEBI enquiry or the CBI investigation or any other investigation by any other agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our reputation and may impact results of operations or financial condition. In the event Ms. Chanda Kochhar contests the actions taken by the Board of Directors of the Bank in a court of competent jurisdiction, the Bank could incur additional costs, negative publicity and be subject to the outcome of judicial review of such actions.

We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral.

The Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its

Whistle Blower Policy, which was carried out by the Head of the Internal Audit Group and supervised directly by the Audit Committee, without the involvement of any other member of the Bank’s senior management. The enquiry resulted in an Interim Report that was reviewed in detail by the Audit Committee and was disclosed to the statutory auditors before the finalization of the accounts for the year ended March 31, 2018 and has been submitted to the Reserve Bank of India. In certain loan accounts, transactions were observed that may have delayed the classification of the account as non-performing in earlier years. Therefore, the Audit Committee of the Board directed the Bank to review certain additional accounts for any similar irregular transactions as alleged in the complaint. Based on the Interim Report and review undertaken for additional loan accounts, the Bank concluded that the likely impact of these allegations was not material to the financial statements for the year ended March 31, 2018 or earlier periods included in that annual report. The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets. Since then, the Bank has received some additional information relating to these matters. The Bank has assessed and concluded that the likely impact of this additional information is not material to the financial statements for the year ended March 31, 2019 or earlier periods presented in this Annual Report. The Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations, including the additional information. In the event that the Bank or individuals associated with the Bank are found to have violated applicable laws or regulations, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

In addition, as a large and internationally active bank with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC”), on a range of matters, including regarding the above allegations. Even before these allegations, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information and continues to cooperate with the SEC on the matter. In the event that the Bank is found by the SEC to have violated federal securities laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. For instance, in May 2014, the Reserve Bank of India directed banks to remove foreclosure charges on floating rate term loans given to individual borrowers and prohibited them from levying a penalty for non-maintenance of minimum balance in inoperative accounts. The securities regulator has issued regulations restricting charges that may be levied on depositary accounts and upfront commission paid to distributors of mutual funds. The profit on foreign exchange transactions is dependent on regulations governing foreign exchange dealings, foreign exchange market conditions and the risk management strategies of corporate clients. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying/selling foreign exchange by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. The Government of India in its budget for fiscal 2020 has proposed that business establishments above a certain size should offer low cost digital modes of payment, with no charges being levied on the customers or the merchants. Such measures could adversely impact our fee income streams in the future and adversely affect our financial performance. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Our commission, exchange and brokerage income is also impacted by the level of corporate investment activity and new financing proposals. Our fee income from distribution of third party financial products is dependent on applicable regulations, the demand for these products and our distribution strategy for banking and third party products.

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

We have experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse and the whistleblower complaints regarding alleged incorrect asset classification and other allegations. See also “—The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.” and “—We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”. We cannot be certain how the investigations by the government and regulatory agencies will end and it is possible that the conclusions of these investigations could lead to more negative publicity.

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

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past. In the most recent acquisition of the Bank of Rajasthan, a private sector bank, merged with us effective August 12, 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. More recently, the Government of India has indicated that public sector banks should pursue consolidation to create fewer banks that would be individually larger in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our non-banking subsidiaries in India may also undertake mergers, acquisitions and takeovers. Any future acquisitions or mergers or takeovers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

We may also sell all or part of one or more of our businesses, including our subsidiaries, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. See also “Business—Overview of Our Products and Services—Insurance”.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and since fiscal 2015, we have also seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. Our net domestic retail loan portfolio grew by 21.7% in fiscal 2019 compared to an increase of 16.9% in our total domestic loan portfolio. Retail lending has been an important driver of growth for the Indian banking system as well, and in the last three years unsecured retail credit has grown at a rapid pace. Further, we are also focusing on scaling up our business and distribution network in rural areas. Recently, we have entered into partnerships with technology companies with large customer bases to offer co-branded credit products and as well as with non-banking financial companies for co-origination and/ or purchases of loans. We intend to continue to pursue similar partnerships.

While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform according to our expectations or that there would not be any adverse developments in these businesses in the future. We use data analytics extensively in our lending to retail and small business customers, and there can be no assurance that these analytical models will perform as intended. Our recent focus on partnerships with other entities to grow our portfolio may not yield the desired results and may lead to additional risks. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the prices of our equity shares and ADSs.

Our industry is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The Reserve Bank of India has issued licenses to two new private sector banks, and in-principle licenses to 10 small finance banks and 11 payments banks. While all the small finance banks have begun operations, only seven payments banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. Recently, a payment bank that had begun operations voluntarily decided to wind up its operations. The Reserve Bank of India has also issued guidelines with respect to a continuous licensing policy for universal banks in the private sector. The expansion of existing competitors or the entry of new competitors could increase competition. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities.

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. These trends in technology could increase competitive pressures on banks, including us, to adapt to new operating models and upgrade back-end infrastructure on an ongoing basis. There is no assurance that we will be able to continue to respond promptly to new technology developments, and be in a position to dedicate resources to upgrade our systems and compete with new players entering the market. Recently, non-financial companies, particularly international technology companies including large e-commerce players, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share or reduced profitability or both, for existing players.

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

In October 2013, the Reserve Bank of India completely deregulated branch licensing requirements and banks are permitted to open branches across Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to them maintaining a prescribed proportion of 25% of their incremental branches in rural and semi-urban areas. Banks are also allowed to merge, close or shift a branch in metropolitan and urban centers without prior approval. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. In March 2017, the Reserve Bank of India issued revised guidelines on the rationalization of branch authorization. As per the revised guidelines, banks are permitted to open, unless otherwise specifically restricted, banking outlets in Tier 1 to Tier 6 centers without the need to obtain the Reserve Bank of India’s permission. The opening of banking outlets during a financial year will be subject to condition that at least 25% of the total number of banking outlets opened during a financial year should be opened in unbanked rural centers. In May 2017, the description of a branch was broadened to include all service delivery points of a bank, including branches and business correspondent outlets.

The Reserve Bank of India has also released the framework for the presence of foreign banks in India, and has proposed according treatment substantively similar to domestic banks for foreign banks, based on the principles of reciprocity and subsidiary mode of presence. In May 2014, the Reserve Bank of India released the report of the committee constituted to review the governance of boards of banks in India which, among others, has proposed several measures aimed at improving the governance, ownership and board oversight of public sector banks. Following these recommendations, the Government of India split the position of chairman and managing director in public sector banks such that one person is no longer permitted to hold both positions. Any changes in the banking structure in India, including the entry of new banks, greater competition between existing players and improvement in the efficiency and competitiveness of existing banks, may have an adverse impact on our business. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns and this may adversely impact our business. See also “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”.

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

The Insurance Laws (Amendment) Act, 2015, increased the foreign shareholding limit in insurance companies from 26.0% to 49.0%, subject to the companies being Indian-owned and controlled, and to regulatory approval. During fiscal 2016, we sold a 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, to financial investors, thereby reducing our share ownership in ICICI Prudential Life Insurance Company Limited from approximately 74% to 68%. In fiscal 2017, we sold a further 12.63% out of our shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale in an initial public offering of its shares. ICICI Prudential Life Insurance Company Limited was listed on the National Stock Exchange of India Limited and the BSE Limited on September 29, 2016. During fiscal 2019, we sold an additional 2.0% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale by promoters through stock exchange mechanism. Our current shareholding in our life insurance subsidiary stands at 52.88%. During fiscal 2016, Fairfax Financial Holdings and ICICI Bank agreed that Fairfax Financial Holdings (through its affiliate) would increase its shareholding in ICICI Lombard General Insurance Company by 9.0%. The transaction was completed in March 2016, resulting in our share ownership in ICICI Lombard General Insurance Company Limited reducing to 63%. In September 2017, we sold 7.0% out of our shareholding in ICICI Lombard General Insurance Company Limited in an initial public offering by the Company. ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited in September 2017. Further, in November 2017, the Board of Directors of the Bank approved the sale of a part of our shareholding in ICICI Securities in an initial public offering. Subsequently, in March 2018, we sold 20.78% out of our shareholding in ICICI Securities in an initial public offering by the Company. ICICI Securities was listed on the National Stock Exchange of India Limited and the BSE Limited in April 2018. In its budget for fiscal 2019, the Government of India has proposed that SEBI should consider increasing the minimum public shareholding requirement in listed companies to 35.0% from 25.0%, which may require us to sell additional shares of our life insurance and securities subsidiaries. There is no assurance that we will be able to undertake further monetization of our investments in our subsidiaries, through public offering or otherwise, or of the level of valuation of the subsidiaries at which such monetization may take place. See also “Business—Overview of Our Products and Services—Insurance” and “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in to question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy, i.e., from the date of issuance of the policy, commencement of risk, revival of the policy or the rider to the policy, whichever is later. The total premium of our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, increased by 14.3% from Rs. 270.7 billion in fiscal 2018 to Rs. 309.3 billion in fiscal 2019. The retail renewal premium increased from Rs. 175.0 billion in fiscal 2018 to Rs. 202.3 billion in fiscal 2019 and retail new business premium decreased from Rs. 84.0 billion in fiscal 2018 to Rs. 81.4 billion in fiscal 2019.

The growth of our life insurance subsidiary was relatively lower than some of its key competitors in fiscal 2019. Our life insurance subsidiary’s strategy emphasizes unit-linked, pure protection and annuity products. The demand for unit-linked products may be influenced by any volatility or downturn in capital markets. Further, our life insurance subsidiary is primarily focused on growth in the value of new business, as a key profitability metric. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. The growth of the life insurance subsidiary’s business is thus significantly dependent on the Bank’s distribution strategy with respect to banking products and third party products. There can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

ICICI Lombard General Insurance Company’s gross direct premium income was Rs. 144.9 billion in fiscal 2019, a growth of 17.3% over fiscal 2018. ICICI Lombard General Insurance Company’s growth and profitability depend on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the Government of India of certain insurance schemes, regulatory changes, and market movements. There can be no assurance of the future rates of growth in the insurance business. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

Further, the Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves and computing other actuarial information may differ from what it experiences in the future. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, persistency, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. In addition, there is a risk that the model used to estimate life and health insurance reserves based on such assumptions could be incorrect.

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

We also outsource some functions, like collections, sourcing of retail loans and management of ATMs to other agencies and hence also exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures proves inadequate, or is circumvented, thereby causing delays in detection or errors in information. We are also exposed to operational risks from transactions with other financial institutions and intermediaries. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties.

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

Our businesses rely on our secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks and in the computer and data management systems and networks of third parties. To access our products and services, our customers may use personal smartphones, tablets, laptops, PCs, and other mobile devices that are beyond our control systems and subject to their own cybersecurity risks. Given our reliance and focus on technology and presence in diverse geographies, our technologies, systems, networks, and our customers’ devices are subject to security risks and are susceptible to cyber-attacks (such as, denial of service attacks, hacking, terrorist activities or identity theft) that could negatively impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause direct loss of money to our customers or to us, damage to our reputation and adversely impact our business and financial results. Third parties with which we do business or that facilitate our business activities could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

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

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Our business may be adversely affected by computer, internet and telecommunications fraud.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other frauds, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing and other dishonest acts. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our branch network expansion, our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “Operating and Financial Review and Prospects—Provisions and Contingencies (excluding tax provisions)—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We are regularly assessed by the Government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 63.0 billion in additional taxes in excess of our provisions at March 31, 2019. These additional tax demands mainly relate to income tax, service tax, sales tax and value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. As such, no provision has been made in the accounts for these contingent liabilities. The amount of Rs. 63.0 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 42.2 billion, of which Rs. 28.4 billion mainly relates to bad debts written off and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court decisions in other similar cases, and Rs. 12.9 billion relating to short credit of taxes paid and rectifiable errors. See also “Business—Legal and Regulatory Proceedings”. During fiscal 2019, the tax authorities issued notices to banks, including us, regarding levy of service tax on free services provided by banks to customers maintaining specified minimum balances in their deposit accounts. The banking industry has initiated legal proceedings to contest this notice.

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

The loss of any member from our senior management, including directors and key personnel, can have a material impact on our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. We have recently made several changes to our human resource management practices, including key performance indicators, unit-level operating flexibility and accountability and a shift from grades to functional designations at senior levels, aimed at greater agility and synergy across the organization. There can be no assurance that these measures will be successful in meeting the desired objectives.

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

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has issued a roadmap for transition to Ind AS (a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards) by Indian companies in a phased manner starting from April 1, 2016. For banking companies, the implementation of Ind AS, which was earlier to begin from April 1, 2018, was deferred until further notice as recommended legislative amendments were still under the consideration of the Government of India. For insurance companies the implementation of Ind AS will begin from April 1, 2020. Some of our group companies have begun reporting their financials as per Ind AS from April 1, 2018.

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity. See also “Operating and Financial Review and Prospects—Convergence of Indian accounting standards with International Financial Reporting Standards”.

Further, banks migrating to the advanced measurement approach for operational risk and internal ratings-based approaches for credit risk under Basel II are required to follow the prescribed minimum loss given default levels for capital adequacy computation and treat restructured assets as nonperforming assets for capital adequacy purposes. Compliance with these new standards may result in an increase in loans classified as non-performing and provisioning costs, and a reduction in capital adequacy for banks, including us.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2019, the Life Insurance Corporation of India held 7.9% and the General Insurance Corporation of India and other government-owned general insurance companies held 2.7% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 15.0%. Deutsche Bank Trust Company Americas held approximately 23.9% of our equity shares at June 30, 2019 as depositary for ADS holders and currently votes on only 15.0% of these shares as per the ceiling notified by the Reserve Bank of India. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the S&P BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE Limited and the National Stock Exchange of India Limited halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the S&P BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the S&P BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the S&P BSE Sensex at 19,445 at year-end fiscal 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India caused a decline in the domestic equity markets with the S&P BSE Sensex at 17,404 at March 30, 2012. The markets have recovered subsequently and at year-end fiscal 2019 the S&P BSE Sensex was at 38,673. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2019 were Rs. 12,387.9 billion. Our consolidated capital and reserves at year-end fiscal 2019 were Rs. 1,142.5 billion and our consolidated net profit for fiscal 2019 was Rs. 42.5 billion.

Our primary business consists of commercial banking operations for Indian corporate and retail customers. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party insurance and investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. ICICI Bank had a network of 4,874 branches and 14,987 ATMs in India at year-end fiscal 2019.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations with a focus on trade finance and commercial banking products, insured and other mortgage products in our Canadian subsidiary, as well as deposit and remittance products to the larger community. Our overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and local companies in their jurisdiction. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. At year-end fiscal 2019, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Dubai, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “Risk factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company is one of the large private sector life insurance companies in India, with a market share of 10.3% in new business written (on retail weighted received premium basis) during fiscal 2019 according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the Bombay Stock Exchange Limited, following the sale of 12.63% shareholding in the company by ICICI Bank through an offer for sale in an initial public offering by the company. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System for the private sector. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2019, with a market share of 8.5% on a gross direct premium income basis according to the General Insurance Council. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2019 according to the Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary

Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, an online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited through an offer for sale in an initial public offering. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and Bombay Stock Exchange of India Limited in April 2018. Our private equity fund management subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund, India Infradebt Limited, structured as a non-banking finance company in which ICICI Bank has a shareholding of 42.3% at March 31, 2019.

Our legal name is ICICI Bank Limited, but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 3366 7777 and our website address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akashdeep Sarpal, Country Head, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2019, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	7.9	508,824,087
General Insurance Corporation of India and government-owned general insurance companies	1.2	79,912,844
UTI and UTI Mutual Fund	1.2	76,690,262
Other government-controlled institutions, mutual funds, corporations and banks	0.3	19,680,440
Total government-controlled shareholders	10.6	685,107,633
Other Indian investors:
Individual domestic investors(1),(2)	6.9	446,772,218
HDFC Trustee Co. Ltd. (Various mutual fund accounts)/HDFC Large Cap Fund	4.0	258,078,728
SBI Mutual Fund/SBI Dual Advantage Fund and various other mutual fund accounts	2.8	179,682,984
ICICI Prudential Mutual Fund (Various mutual fund accounts)	2.3	147,879,167

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Aditya Biarla Sun Life Trustee Pvt. Ltd.	2.0	126,873,460
Reliance Capital Trustee CO. Ltd./Reliance ETF/Reliance Emergent India Fund (Various mutual fund accounts).	2.0	130,065,875
Kotak capital fund (Various mutual fund accounts)	1.4	88,510,988
Other mutual funds and banks (other than government-controlled mutual funds and banks)	6.0	385,681,381
Other Indian corporations and others	4.8	308,936,159
Investor education protection fund	0.1	6,036,343
Total other Indian investors	32.3	2,078,517,303
Total Indian investors	42.9	2,763,624,936
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	23.9	1,544,078,751
Dodge and Cox International Stock Fund	3.7	241,112,376
Government of Singapore	1.3	83,205,994
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	28.2	1,820,574,239
Total foreign investors	57.1	3,688,971,360
Total	100.0%	6,452,596,296

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.03% of ICICI Bank’s equity shares at June 30, 2019.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 10.6% at June 30, 2019 against 12.4% at June 30, 2018 and 13.3% at June 30, 2017. The holding of Life Insurance Corporation of India was 7.9% at June 30, 2019 against 9.4% at June 30, 2018 and 10.4% at June 30, 2017.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. The government of India has appointed one representative to our Board. We have generally invited a representative of Life Insurance Corporation of India to join our Board. Mr. V. K. Sharma, Chairman of Life Insurance Corporation, our largest shareholder, was a member of our Board till March 31, 2019. Following the completion of his prescribed primary tenure under the Companies Act, 2013 with the Bank, and his superannuation from the Life Insurance Corporation of India, he ceased to be a director on our Board. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 32.3% at June 30, 2019 against 27.3% at June 30, 2018 and 26.3% at June 30, 2017. The total holding of Indian investors was 42.9% at June 30, 2019 against 39.7% at June 30, 2018 and 39.6% at June 30, 2017. The holding of foreign investors was 57.1% at June 30, 2019 against 60.3% at June 30, 2018 and 60.4% at June 30, 2017. See also “Supervision and Regulation—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 772 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has notified a ceiling of 15.0% on the voting rights of a single shareholder in a banking company. Therefore, Deutsche Bank Trust Company Americas (as depositary), which held approximately 23.9% of our equity shares at June 30, 2019 can only vote 15.0% of our equity shares. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”.

Strategy

Our objective during fiscal 2019 was to focus on risk-calibrated profitable growth in business. We continued to grow our credit portfolio with a focus on granularity and improvement in the credit rating profile. We made progress in improving the portfolio mix by lending to higher rated well-established corporates and reducing concentration risks. We continued to see healthy growth across retail portfolio. We maintained our efforts on recovery and resolution of the non-performing assets. The additions to non-performing loans during the year reduced significantly, while provisions remained elevated. As a result, the provision coverage ratio improved substantially. The Bank maintained a strong capital position with capital adequacy ratios significantly above regulatory requirements.

Going forward, our strategic focus of growing the core operating profits in a risk calibrated and granular manner would continue. The Bank seeks to build scalable and resilient businesses while operating within the guardrails of risk management. Continuing to strengthen our deposit franchise is a key strategic priority. We would seek to contain credit losses within the levels set by our enterprise risk management framework. A customer-centric approach with ownership of growing the core operating profit at every level within the organization would be an important driver in meeting our strategic objectives.

We would leverage our extensive geographical reach, comprehensive range of products and services and state-of-the-art technology for providing superior customer experience. We believe that there are significant opportunities across customer segments and their ecosystems. We will aim to provide a comprehensive suite of financial services while profitably maximizing our share of these opportunities, including by entering into mutually beneficial partnerships. We are leveraging technology and analytics for deeper insights into customer needs and behavior and making customer onboarding and transacting smooth and frictionless. We would continue to invest in technologies to provide superior offerings to customers.

We aim to be the trusted financial services provider of choice for our customers and deliver products and services that create value. We will focus on consistent execution of strategy, enhancing stakeholder confidence and shareholder value.

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

Our retail strategy focuses on leveraging the branch network, digital channels, partnerships and presence in various ecosystems to expand our customer base. Our suite of products and services to retail customers include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. Cross-selling appropriate products to existing customers based on analytics is a key element of this strategy.

Our retail portfolio increased from Rs. 3,207.9 billion constituting 54.0% of gross loans at year-end fiscal 2018 to Rs. 3,937.9 billion constituting 57.8% of gross loans at year-end fiscal 2019. Including non-fund based outstanding, the proportion of retail portfolio to total portfolio was 46.4% at March 31, 2019. Our secured retail portfolio constitutes 85.9% of the total retail portfolio with growth driven by categories like mortgages, business banking loans, commercial business loans and loans to rural segments. Our unsecured products portfolio has recorded strong growth in fiscal 2019 driven by personal loans which grew by 48.5% year-on-year and credit cards portfolio which grew by 31.8%.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2017		2018		2019		2019	2019
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	1,528.4	Rs.	1,765.1	Rs.	2,091.9	53.1%	US$	30,247
Automobile loans		256.1		294.9		318.8	8.1		4,610
Commercial business loans		150.3		173.2		227.2	5.8		3,285
Business banking(1)		77.4		113.5		161.7	4.1		2,337
Others(2),(3)		379.9		462.3		582.6	14.8		8,425
Total secured retail finance portfolio		2,392.1		2,809.0		3,382.2	85.9%		48,904
Personal loans		143.7		211.8		314.6	8.0		4,549
Credit card receivables		75.5		96.6		127.3	3.2		1,840
Business banking(1)		49.5		61.7		74.9	1.9		1,084
Others(2)		28.8		28.8		38.9	1.0		562
Total unsecured retail finance portfolio		297.5		398.9		555.7	14.1%		8,035
Total retail finance portfolio	Rs.	2,689.6	Rs.	3,207.9	Rs.	3,937.9	100.0%	US$	56,939

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Includes rural loans.

(3)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 64.5 billion at March 31, 2019.

Home loans

Our home loan portfolio includes both loans for the purchase and construction of homes as well as loans against property. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The Reserve Bank of India has stipulated the loan-to-value ratios for small size loans and capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, and at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million. Loans above Rs. 7.5 million have a maximum loan-to-value ratio of 75.0%. The initial repayment term of such loans is 15 to 20 years with payments in the form of equated monthly installments. We follow robust credit appraisal processes for loan-against-property. The average ticket size of the loan-against-property portfolio is low and the loan-to-values are conservative. Lending is based on cash flows of business/individuals and not just the value of the collateral. We also provide loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. The loan amount under this segment is generally up to Rs. 3.0 million.

Our home loan portfolio primarily comprises floating rate loans, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the interest reset date at periodic intervals. Any decrease in the rate of interest payable on floating rate home loans is generally implemented by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loan-against-property, consumer durable loans and loans to developers among others. ICICI Home Finance Company Limited has been growing its loan portfolio, primarily home and loan-against-property. The loan portfolio of ICICI Home Finance Company Limited increased from Rs. 96.5 billion at March 31, 2018 to Rs. 133.3 billion at March 31, 2019. ICICI Home Finance Company Limited raises funds through bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. In fiscal 2019, it also raised funds through external commercial borrowings. At March 31, 2019, ICICI Home Finance Company Limited, had a branch network of 105 standalone branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. At year-end fiscal 2019, ICICI Bank Canada held total residential mortgages amounting to CAD 3,548 million (Rs. 182.9 billion) at year-end fiscal 2019 as compared to CAD 3,388 million (Rs. 174.6 billion) at year-end fiscal 2018. This includes mortgages of CAD

2,795 million (Rs. 144.1 billion) at year-end fiscal 2019 as compared to CAD 2,832 million (Rs. 146.0 billion) at year-end fiscal 2018 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equal monthly installments. The interest rate is based on factors such as customer relationship, car segment and tenure of loan, among others, for new automobiles and age and segment of car, tenure of loan and product variant like top up or refinance, for used automobiles. Our automobile loans typically range from Rs. 200,000 to Rs. 5,000,000 in size with tenors in the range of 23 to 84 months and yields ranging from 9.3%-15.0%.

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equal monthly installments. Our commercial business customers include large fleet operators in the medium commercial vehicle and heavy commercial vehicle categories.

Business banking

We see business banking as a segment with high potential for growth, given our historically small credit portfolio in this segment relative to other banks. Our business banking customers include proprietorship firms, partnership firms and private limited companies. The average ticket size of loans in this segment is about Rs. 10.0-15.0 million. The loans are generally secured by collateral in the form of property apart from a charge on current assets. We also fund dealers who sell automobiles and commercial vehicles.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. In fiscal 2008, following the global financial crisis leading to increase in interest rates, tightening liquidity and challenging macro-economic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to our existing customers. During fiscal 2019, ICICI Bank’s personal loan disbursements, at Rs. 215.7 billion, were about 15.3% of total retail loan disbursements. Our personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11-22%. Our personal loans portfolio increased from Rs. 211.8 billion at year-end fiscal 2018 to Rs. 314.6 billion at year-end fiscal 2019. The number of outstanding credit cards increased from around 5.0 million at year-end fiscal 2018 to about 6.6 million at year-end fiscal 2019. The credit card receivables portfolio increased from Rs. 96.6 billion at year-end fiscal 2018 to Rs. 127.3 billion at year-end fiscal 2019. The proportion of unsecured retail loans in the total retail portfolio was 14.1% at year-end fiscal 2019 compared to 12.4% at year-end fiscal 2018.

Retail lending for rural customers

Our rural banking operation caters to the financial requirements of customers in rural and semi-urban locations. We offer a product suite covering the rural value chain including farmers, commodity traders, seed and farm input dealers, processors, consumer product dealers and rural entrepreneurs. Our products include working capital loans for growing crops, financing post-harvest activities, farm equipment loans, financing against warehouse receipt and loans against gold jewelry along with personal loans, affordable housing finance and auto loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses.

We provide financing to farmers for agriculture and allied activities in the form of working capital loans through the kisan credit card. Our kisan credit card portfolio at year-end fiscal 2019 was Rs. 190.2 billion. In fiscal 2018 and fiscal 2019, some state governments announced agriculture loan waiver schemes for farmers which resulted in non-repayment of loans by some farmers residing in those states. While the cost of such schemes is borne by the state governments, such schemes or borrowers’ expectations of such schemes have resulted in higher delinquencies in the kisan credit card portfolio for banks, including us. See also “—Loan Portfolio—Directed Lending”.

Rural banking services are offered through multiple channels including branches, micro ATMs, point of sale terminals and mobile branches. Our rural customers can also avail themselves of basic banking facilities at retail outlets like grocery shops and customer service points through business correspondents. In fiscal 2017, the Bank launched a mobile application, Mera iMobile, which allows users, including non-ICICI Bank customers, in rural areas to access banking services as well as information on agricultural services, crop prices, news and weather. This application provides around 135 services and is available in English and several Indian regional languages.

Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We continuously explore various models for operating through cost effective structures in rural locations, including technology-based channels and have opened 556 branches in villages that were previously unbanked. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”. We have also pursued initiatives focused on building banking habits and creating wealth for rural customers. We have pursued initiatives to empower villages, along with ICICI Foundation for Inclusive Growth, that has focused on promoting a cashless ecosystem and skill development of villagers. On a cumulative basis, the ICICI Foundation for Inclusive Growth has provided skill development training to eligible residents in over 1,200 villages till fiscal 2019.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2019, we had a debit card base in excess of 44 million cards.

We continuously focus on increasing our current and savings account deposit and retail term deposit base. Our endeavour is to maintain a healthy and stable funding profile and our competitive advantage in cost of funds. We have been expanding our offerings through mobile phones, including mobile banking applications for account access and various transactions and services. We open new customer accounts by using tablets to capture customer information digitally. By offering our products and services through technology-enabled channels, we aim to improve the customer experience as well as the efficiency of our operations. In fiscal 2019, we launched the ‘Advantage Woman Aura Savings Account’, an account exclusively for working women in India and ‘The One’, a premium savings account for salaried and self-employed professionals in the age group of 35-50 years. These products offer a bouquet of benefits to meet the life-stage needs of the customers. We also launched ‘FD Xtra’, a fixed/recurring deposit product offering a bouquet of additional benefits like monthly income, life insurance cover, systematic investments and credit card.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”

Fee-Based Products and Services

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

We also offer foreign exchange products to retail customers including sale of currency notes, traveler’s checks and travel cards. We also facilitate retail inward remittances from foreign geographies. In fiscal 2019, we enabled blockchain-based processing for outward remittance from India to Canada.

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

Commercial Banking for Small and Medium Enterprises

We offer a comprehensive suite of banking products and solutions to small and medium enterprises. We are also providing tailored products and services for enabling wide-ranging support to small and medium enterprises. We have strengthened our capabilities in assessing credit risks across various sectors with risk management practices focused on enhancing the portfolio quality by reducing concentration risk and to focus on granular and collateralized-lending based growth. With a view to increasing the risk adjusted operating profit from the portfolio, reliance is also placed on harnessing opportunities across transaction banking, foreign exchange and personal banking solutions with the small and medium enterprises.

We offer online end-to-end supply chain financing solutions and vendor bill discounting through funding to the channel partners of large corporate clients to meet the working capital needs of small businesses. We are offering transaction banking, foreign exchange and personal banking solutions to small and medium enterprises. In fiscal 2019, we launched several digital products for meeting the business and transaction banking requirements of small and medium enterprises, including digital opening of current accounts, instant digitally processed overdraft facilities, enhancements in the digital trade platform ‘Trade Online’ and ‘Corporate Internet Banking’ enabling general banking transactions and export-import transactions online without visiting the branch. We also launched a digital financial supply chain platform with integrated payment solutions that helps in streamlining delivery systems across the entire value chain of companies. We are also focusing on harnessing available digital data and scaling-up digital lending to small and medium enterprises. We have specialized teams for current accounts (i.e. checking accounts), trade finance, cash management services and door-step banking. We have recently reorganized our small and medium enterprises business to improve our focus and ability to meet their financial requirements. We have divided the small and medium enterprises on the basis of turnover, with enterprises having a turnover of less than Rs. 2.5 billion to be focused upon by the retail business group and enterprises with turnover greater than Rs. 2.5 billion to be focused upon by the wholesale business group.

We are also proactively reaching out to small and medium enterprises through various initiatives. We conduct knowledge sessions and have created a platform “Beyond Banking” that gives exposure to sectoral insights, global best practices, business expansion opportunities and media recognition. “SME Empower” is an online business-to-business marketplace that enables them to buy and sell products online; the “SME toolkit” is an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” and “SME Elite 50”—a recognition platform for small and medium enterprises.

Commercial Banking for Corporate Customers

We provide a range of commercial and investment banking products and services to India’s leading corporations and middle market companies. Our product suite includes working capital and term loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. The Corporate Banking Group focuses on origination and coverage of all corporate clients. The Corporate Banking Group comprises relationship and credit teams. The Commercial Banking Group is responsible for growing the trade services and transaction banking business through identified branches, while working closely with the corporate relationship teams. The Markets Group provides foreign exchange and other treasury products to corporations. The Project Finance Group focuses on management of the project finance portfolio and evaluation of new project financing proposals. We seek to syndicate corporate debt among domestic and international banks and institutions.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross-border acquisition financing) and working capital financing. For further details on our loan portfolio, see “—Loan Portfolio—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

Historically, project financing has constituted a significant portion of our loan portfolio, though we have now adopted a cautious and selective approach to project financing. Our project finance portfolio consists principally of extending medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest and first charge on the fixed assets of the borrower. Our working capital financing consists mainly of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees.

From fiscal 2012, the Indian corporate sector experienced several challenges, after a previous cycle of sharp growth in corporate loans, including in the infrastructure and commodity sectors. The Indian economy experienced challenges in terms of high inflation, higher interest rates and currency depreciation. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the macroeconomic environment and volatility in global and domestic financial markets. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued, impacting corporations in investment-linked sectors like construction.

Due to lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow. Further, from fiscal 2016, the Reserve Bank of India initiated several measures to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. The revised framework for resolution of stressed assets, released by the Reserve Bank of India in February 2018, accelerated the recognition of stressed accounts as non-performing in fiscal 2018. During fiscal 2019, the additions to non-performing loans, for the banking system, including us, moderated and a few large accounts referred under the Insolvency and Bankruptcy Code were resolved during the year.

We have adopted a cautious approach in incremental lending by focusing on lending to higher rated corporates and adopting a revised framework for management of concentration risk. We believe that the significant improvement in our deposit franchise and funding costs in the last five years enables us to pursue lending to higher rated corporates profitably. We continue to focus on financing opportunities in the corporate sector based on appropriate risk assessment and pricing. For more details on our credit risk procedures, see “—Risk Management—Credit Risk”. See also “Risk Factors—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects—Executive Summary—Business environment—Trends in fiscal 2019”.

Fee and Commission-Based Activities

We generate fee income through our lending, transaction banking, syndication and foreign exchange related solutions provided to our corporate customers. We also offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India).

We offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax filing and collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2019, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 3,226.8 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion in selected international markets. Our international strategy has focused on building a retail deposit franchise in geographies where we have such licenses, making loans to global multi-national corporations, meeting the foreign currency needs of our Indian corporate clients, taking select non-India trade finance exposures, and lending to corporations in the local jurisdiction. We have also focused on building stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes. We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and India-linked trade.

At March 31, 2019, we had subsidiaries in the United Kingdom and Canada, branches in Bahrain, Dubai International Finance Center, Hong Kong, China, Singapore, Sri Lanka, South Africa and the United States and representative offices in Bangladesh, Indonesia, Malaysia and the United Arab Emirates. Our subsidiary in the United Kingdom had established one branch each in Antwerp, Belgium and Frankfurt, Germany under the European Union Passporting Arrangement. Following the United Kingdom voting to withdraw from the European Union, and while negotiations are yet to be concluded, our subsidiary has obtained a third-country license for its branch in Frankfurt, Germany. The subsidiary closed its branch in Belgium during fiscal 2019.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•	Remittance services: We continue to maintain a significant position in remittances from abroad through our diversified products and service offerings to meet the requirements of the non-resident Indian diaspora. We have been expanding access to services through our wide branch network, internet-based remittance solutions and new partnerships and channels with correspondents all over the world. We have partnerships with over 200 correspondent banks and exchange houses across 40 countries worldwide to facilitate inward remittances into India. We have pursued greater integration of our systems with our partners to enable seamless processing and faster fund transfers. In fiscal 2016, we launched “Money2World”, a fully-online outward remittance service. Through this service, even non-account holders of ICICI Bank can transfer money online from any bank account in India to any bank account overseas in 16 major currencies. The Bank’s key platform for inward remittances, Money2India, has a host of features to make the platform more user friendly, reduce transaction time and offer seamless experience on a single interface (login) for non-resident Indians customers to transfer money to India. ICICI Bank became the first bank in India and one of the first few globally to successfully execute remittance transactions using blockchain technology.

•	TradeWay: An Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and Euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in nine main currencies—U.S. dollar, pound sterling, Euro, yen, Canadian dollar, Singapore dollar, Australian dollar, Hong Kong dollar and Swiss franc.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2019 were Rs. 890.5 billion and total advances were Rs. 630.3 billion compared to total assets of Rs. 931.4 billion and total advances of Rs. 644.3 billion at year-end fiscal 2018. Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

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

At year-end fiscal 2019, ICICI Bank UK PLC had eight branches in the United Kingdom and a branch in Germany. At year-end fiscal 2019, the total assets of ICICI Bank UK PLC were US$ 3.8 billion. ICICI Bank UK PLC incurred a net loss of US$ 53 million during fiscal 2019, compared to a net loss of US$ 26 million during fiscal 2018.

At year-end fiscal 2019, loans and advances of ICICI Bank UK PLC were US$ 2.4 billion and investments were US$ 0.9 billion.

At year-end fiscal 2019, ICICI Bank Canada had eight branches and total assets of CAD 6.6 billion. ICICI Bank Canada earned a net profit of CAD 52 million in fiscal 2019 as compared to a net profit of CAD 44 million in fiscal 2018. At year-end fiscal 2019, loans and advances of ICICI Bank Canada were CAD 5.8 billion and investments were CAD 0.6 billion. Loans and advances includes CAD 3.5 billion of residential mortgages, of which CAD 2.9 billion was insured mortgages.

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

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers, the Internet and mobiles. At year-end fiscal 2019, we had a network of 4,874 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2019.

	At March 31, 2018		At March 31, 2019
	Number of branches and extension counters(1)	% of total	Number of branches and extension counters(1)	% of total
Metropolitan	1,443	29.6%	1,438	29.5%
Urban	991	20.4	991	20.3
Semi-urban	1,449	29.8	1,453	29.8
Rural	984	20.2	992	20.4
Total branches and extension counters	4,867	100.0%	4,874	100.0%

1.	Classification of branches as per population census 2011.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our new banking outlets must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2011 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2019, we were in compliance with this condition. At year-end fiscal 2019, we had 14,987 ATMs, of which 5,237 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

We believe that developments in technology are changing the way customers engage with banks and meet their banking needs. We offer our products and services through a number of technology-enabled channels. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. Our mobile banking application, iMobile, offers more than 250 services which are available across all mobile platforms. During fiscal 2019, we enhanced the features in our mobile banking application by introducing an intuitive interface, ‘Discover’, which enables customers to track personal spends and deliverables. The mobile application, iMobile was also enhanced to enable setting limits on cards, get instant digital credit of up to Rs. 20,000 and save frequently made transactions as favorites. The mobile application also allows customers to manage their entire investment journey through ‘Money Coach’, an automated personal finance management and mutual fund platform. Our customers can perform a wide range of transactions at our ATMs. We are also deploying automated devices, such as cash acceptance machines and insta-banking kiosks to improve customer experience as well as efficiency of our operations. Our employees open new customer accounts by using tablets to capture customer information digitally. Through our website, www.icicibank.com, we offer our customers, both retail and corporate, online access to account information, payment and fund transfer facilities and various other services including purchase of investment and insurance products. We provide telephone banking facilities through our call centers. Our customers can also access their accounts and perform transactions via social media platforms. During fiscal 2017, we introduced Chatbots, an artificial intelligence enabled chat feature to perform various banking transactions. iPal, an artificial intelligence powered virtual personal assistant was launched by us in fiscal 2018, which is available on both website and mobile application.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2019, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 19.25% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain liquidity coverage ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement is 100% since January 1, 2019. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities and better-rated corporate bonds. During fiscal 2019, we maintained a liquidity coverage ratio on a standalone basis and at the group level above the stipulated requirements. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

ICICI Bank’s domestic investment portfolio is classified into three categories —held-to-maturity, available-for-sale and held-for-trading. Investments are classified as held-to-maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held-for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held-for-trading category should be sold within 90 days. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held-to-maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2019, 77.0% of ICICI Bank’s government securities portfolio was in the held-to-maturity category. Any premium over the face value of investments in government securities, classified as available-for-sale, is amortized over the period until maturity of such securities. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held-for-trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2017
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	73,836	Rs.	2,198	Rs.	(368)	Rs.	75,666
Government securities		287,716		1,137		(48)		288,805
Other debt securities		166,709		1,189		(495)		167,403
Total debt securities		528,261		4,524		(911)		531,874
Equity securities		86,066		34,703		(14,786)		105,983
Other investments(1)		68,550		13,579		(984)		81,145
Total	Rs.	682,877	Rs.	52,806	Rs.	(16,681)	Rs.	719,002

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2018
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	157,992	Rs.	1,461	Rs.	(1,664)	Rs.	157,789
Government securities		350,051		821		(716)		350,156
Other debt securities		193,298		115		(1,301)		192,112
Total debt securities		701,341		2,397		(3,681)		700,057
Equity securities		109,138		40,839		(18,615)		131,362
Other investments(1)		70,657		11,410		(4,568)		77,499
Total	Rs.	881,136	Rs.	54,646	Rs.	(26,864)	Rs.	908,918

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2019
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	155,043	Rs.	2,392	Rs.	(1,139)	Rs.	156,296
Government securities		348,982		1,855		(106)		350,732
Other debt securities		197,290		2,625		(886)		199,028
Total debt securities		701,315		6,872		(2,131)		706,056
Equity securities		129,583		34,546		(26,518)		137,611
Other investments(1)		61,590		5,980		(1,998)		65,573
Total	Rs.	892,488	Rs.	47,398	Rs.	(30,647)	Rs.	909,240

The investments in corporate debt securities decreased from Rs. 158.0 billion at year-end fiscal 2018 to Rs. 155.0 billion at year-end fiscal 2019, primarily due to a decrease in investment in debt securities by ICICI Bank, offset, in part, by an increase in investments in debt securities by ICICI Bank UK. The investment in government securities decreased marginally from Rs. 350.1 billion at year-end fiscal 2018 to Rs. 349.0 billion at year-end fiscal 2019. Investments in other debt securities increased from Rs. 193.3 billion at year-end fiscal 2018 to Rs. 197.3 billion at year-end fiscal 2019, primarily due to an increase in investment in bankers’ acceptance by ICICI Bank Canada and investments in pass through certificates by ICICI Bank, offset, in part, by a decrease in investment in commercial papers and certificate of deposits by ICICI Bank. Investments in equity shares increased from Rs. 109.1 billion at year-end fiscal 2018 to Rs. 129.6 billion at year-end fiscal 2019 primarily due to an increase in the equity portfolio of ICICI Prudential Life Insurance Company Limited. Other investments decreased from Rs. 70.7 billion at year-end fiscal 2018 to Rs. 61.6 billion at year-end fiscal 2019.

Net unrealized gain on debt investments was Rs. 4.7 billion at year-end fiscal 2019 compared to net unrealized loss of Rs. 1.3 billion at year-end fiscal 2018. Net unrealized gain on corporate debt securities was Rs. 1.3 billion at year-end fiscal 2019 compared to net unrealized loss of Rs. 0.2 billion at year-end fiscal 2018. Net unrealized gain on other debt securities was Rs. 1.7 billion at year-end fiscal 2019 compared to net unrealized loss of Rs. 1.2 billion at year-end fiscal 2018. Net unrealized gain on government securities increased from Rs. 0.1 billion at year-end fiscal 2018 to Rs. 1.7 billion at year-end fiscal 2019. The yields on the benchmark 10-year government securities increased from 7.4% at year-end fiscal 2018 to over 8.0% at September 2018 and subsequently declined to 7.4% at year-end fiscal 2019. Net unrealized gain on equity securities decreased from Rs. 22.2 billion at year-end fiscal 2018 to Rs. 8.0 billion at year-end fiscal 2019 primarily due to decrease in market value of equity portfolio for ICICI Bank, ICICI Lombard General Insurance Company Limited and ICICI Prudential Life Insurance Company Limited. Net unrealized gain on other investments decreased from Rs. 6.8 billion at year-end fiscal 2018 to Rs. 4.0 billion at year-end fiscal 2019 primarily due to a decrease in net unrealized gain on security receipts issued by asset reconstruction companies, offset, in part, by decrease in net unrealized loss on preference shares.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2017		2018		2019		2019
	(in millions)
Interest	Rs.	34,736	Rs.	37,152	Rs.	43,040	US$	622
Dividend		1,416		1,322		1,721		25
Total	Rs.	36,152	Rs.	38,474	Rs.	44,761	US$	647

Gross realized gain		14,489		41,715		32,690	US$	473
Gross realized loss		(2,721)		(3,934)		(7,823)		(113)
Total	Rs.	11,768	Rs.	37,781	Rs.	24,867	US$	360

Interest and dividend income from our available-for-sale securities portfolio increased from Rs. 38.5 billion in fiscal 2018 to Rs. 44.8 billion in fiscal 2019. The net realized gain from our available-for-sale securities decreased from Rs. 37.8 billion in fiscal 2018 to Rs. 24.9 billion in fiscal 2019. Net realized gain in fiscal 2018 included gain of Rs. 17.1 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited through its initial public offer.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2019
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	12,634	7.4%	Rs.	111,044	8.0%	Rs.	25,758	6.4%	Rs.	5,608	9.1%
Government securities		145,589	5.7		155,486	6.9		46,531	7.1		1,377	7.9
Other securities		113,915	7.5		62,301	8.8		9,257	8.9		11,815	8.8
Total amortized cost of interest-earning securities(1)	Rs.	272,138	6.5%	Rs.	328,831	7.7%	Rs.	81,546	7.1%	Rs.	18,800	8.8%
Total fair value	Rs.	272,820		Rs.	331,296		Rs.	82,772		Rs.	19,168

(1)	Includes securities denominated in different currencies.

The amortized cost of our held-to-maturity portfolio increased from Rs. 1,529.4 billion at year-end fiscal 2018 to Rs. 1,714.1 billion at year-end fiscal 2019 primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized gain on held-to-maturity portfolio was Rs. 18.1 billion at year-end fiscal 2019 compared to net unrealized loss of Rs. 4.3 billion at year-end fiscal 2018 primarily due to a decrease in yield on government securities. While the yield on the benchmark 10-year Government security was at similar levels (around 7.40%) at the end of both fiscal year 2018 and fiscal year 2019, yields were much higher through most of the fiscal year

2019, with the benchmark 10-year going as high as 8.18% in September 2018. The government securities purchased at these elevated yields resulted in the higher unrealized gain at the end of the fiscal year 2019. Further, the yield on 5-year and shorter duration government securities decreased during the year resulting in marked-to-market gains on this portfolio. Interest income on held-to-maturity debt portfolio increased from Rs. 100.5 billion in fiscal 2018 to Rs. 115.7 billion in fiscal 2019 due to an increase in average investment portfolio under held-to-maturity and an increase in yield on government securities portfolio. The yield on government securities increased due to investment in government securities at higher yields and a reset of rate of interest on floating rate bonds at higher levels.

Investments in held-for-trading debt securities decreased from Rs. 326.8 billion at year-end fiscal 2018 to Rs. 259.8 billion at year-end fiscal 2019 primarily due to a decrease in investment in government securities, commercial papers, certificate of deposit and corporate debt securities. Interest and dividend income on held-for-trading securities decreased from Rs. 22.2 billion in fiscal 2018 to Rs. 20.5 billion in fiscal 2019 primarily due to decrease in held-for-trading portfolio. Net realized and unrealized gain on the held-for-trading portfolio was Rs. 0.6 billion in fiscal 2019 compared to net realized and unrealized loss of Rs. 1.2 billion in fiscal 2018 primarily due to decrease in unrealized loss on investment in government securities.

At year-end fiscal 2019, we had investments in equity shares amounting to Rs. 139.8 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

	At March 31, 2018
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2018	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2018	Mark-to-market gain/ (loss) at March 31, 2018
	(Rs. in millions)
U.S.	–	–	–	2,284	–	–	–	2,284	(75)	12	(78)
Canada	–	–	–	28,923	–	–	–	28,923	(1)	31	-
Europe	–	3,192	–	612	–	–	–	3,804	(42)	35	(909)
India	–	–	–	35,942	–	–	–	35,942	(237)	(431)	(438)
Rest of Asia	–	–	–	323	–	4,235	–	4,558	(9)	-	(7)
Total portfolio	–	3,192	–	68,084	–	4,235	–	75,511	(364)	(353)	(1,432)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

	At March 31, 2019
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2019	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2019	Mark-to-market gain/ (loss) at March 31, 2019
	(Rs. in millions)
U.S.	–	–	–	691	–	–	–	691	65	(210)	(18)
Canada	–	–	–	32,579	–	–	–	32,579	-	38	-
Europe	–	3,047	–	543	–	–	–	3,590	47	-	(917)
India	–	–	–	38,371	–	–	–	38,371	331	(6)	(52)
Rest of Asia	–	–	–	1,334	–	4,494	–	5,828	14	(102)	6
Total portfolio	–	3,047	–	73,518	–	4,494	–	81,059	457	(280)	(981)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary in fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries increased from Rs.75.5 billion at year-end fiscal 2018 to Rs. 81.1 billion at year-end fiscal 2019. At year-end fiscal 2019, our investments in Europe were Rs. 3.6 billion as compared to Rs. 3.8 billion at year-end fiscal 2018. The majority of our investments in Europe are in the United Kingdom.

The mark-to-market losses on the investment portfolio of our overseas branches and subsidiaries were Rs. 1.4 billion at year-end fiscal 2018 and Rs. 1.0 billion at year-end fiscal 2019. During fiscal 2019, there was mark-to-market gain of Rs. 0.5 billion compared to loss of Rs. 0.4 billion during fiscal 2018. Net realized gain/(loss) and impairment loss was a net loss of Rs. 0.3 billion during fiscal 2019 as compared to a net loss of Rs. 0.4 billion during fiscal 2018.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2018		2019
	(in millions)
Bonds
Banks and financial institutions	Rs.	18,740	Rs.	18,464
Corporate		49,344		55,054
Total bonds		68,084		73,518
Asset backed securities		3,192		3,047
Others(1)		4,235		4,494
Total	Rs.	75,511	Rs.	81,059

(1)	Includes investments in certificates of deposits.

Our overseas branches and banking subsidiaries’ investments in securities of banks and financial institutions are spread over a number of banks and of this the investment in the top 10 banks account for 100% of the total investments in banks and financial institutions at year-end fiscal 2019 and 2018. Approximately 35.3% of our investment in securities of corporate entities was India-linked at year-end fiscal 2019 as compared to approximately 34.8% at year-end fiscal 2018.

Our overseas branches and banking subsidiaries’ total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2019. The portfolio size of such securities was Rs. 3.0 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

At year-end fiscal 2019, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 62.3 billion, which was primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in investment banking, broking and financial product distribution. ICICI Securities Limited has an online trading portal called icicidirect.com. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker dealer with the Securities and Exchange Commission. ICICI Securities Inc., which is a member of the Financial Industry Regulatory Authority in the United States; also has a branch office in Singapore that is registered with the Monetary Authority of Singapore where it holds a capital markets services license for dealing in securities in Singapore. ICICI Securities Inc. is also registered as an international dealer in Canada in the provinces of British Columbia, Ontario and Quebec. ICICI Securities Limited (consolidated) earned a net profit of Rs. 4.9 billion in fiscal 2019 compared to a net profit of Rs. 5.6 billion in fiscal 2018. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and Bombay Stock Exchange Limited on April 04, 2018 following an offer for sale in an initial public offering of the company. After this sale, our share ownership in ICICI Securities Limited came down from 100% to 79.22% at year-end fiscal 2019.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership earned a net profit of Rs. 0.6 billion in fiscal 2019 compared to a net profit of Rs. 1.1 billion in fiscal 2018. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2019, ICICI Venture concluded eight new investments involving an aggregate capital outlay of USD 565 million (including co-investments) across India Advantage Fund Series 4, iREIF (a real estate fund), AION (a strategic partnership between ICICI Venture and Apollo Global Management in the area of special situations) and Resurgent Power (a power platform company co-sponsored by ICICI Venture and Tata Power). ICICI Venture also concluded nine full or partial exits across various funds for an aggregate realization of USD 300 million. During fiscal 2019, the subsequent closings of its third real estate fund iREIF was concluded. ICICI Venture reported a net profit of Rs. 0.7 billion in fiscal 2019 compared to Rs. 0.1 billion in fiscal 2018.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 3,207.9 billion during fiscal 2019. ICICI Prudential Asset Management Company earned a net profit of Rs. 6.9 billion during fiscal 2019 compared to a net profit of Rs. 6.3 billion during fiscal 2018.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited is a joint venture with Prudential Corporation Holding Limited, a part of the Prudential PLC group of the United Kingdom. ICICI Lombard General Insurance Company Limited was formed as a joint venture with Fairfax Financial Holdings of Canada. The joint venture was terminated on July 3, 2017.

In fiscal 2015, the Indian parliament approved legislation increasing the foreign shareholding limit in the insurance sector from 26.0% to 49.0%, and removing the requirement that Indian promoters of insurance companies eventually reduce their shareholding to 26.0% following the completion of 10 years of commencement of business by the insurance company. Final regulations were issued by the government of India in fiscal 2016. Subsequently, we sold 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, during fiscal 2016. In September 2016, we sold a further of 12.6% out of our shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale in an initial public offering of the company’s shares. ICICI Prudential Life Insurance Company Limited was listed on the National Stock Exchange of India Limited and BSE Limited on September 29, 2016. In June 2018, we sold an additional 2.0% of our shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale. After these sales, our share ownership in ICICI Prudential Life Insurance Company Limited has now decreased from 73.71% at year-end fiscal 2015 to 52.87% at year-end fiscal 2019.

ICICI Prudential Life Insurance Company Limited had a market share of 10.3% based on retail weighted new business received premium basis in fiscal 2019. It also had a market share of 17.7% in the private sector based on retail weighted new business premium in fiscal 2019 compared to 20.9% in fiscal 2018 according to the Life Insurance Council. The total premium increased by 14.3% from Rs. 270.7 billion in fiscal 2018 to Rs. 309.3 billion in fiscal 2019. The retail renewal premium increased by 15.6% from Rs. 175.0 billion in fiscal 2018 to Rs. 202.3 billion in fiscal 2019. The retail new business premium declined from Rs. 84.0 billion in fiscal 2018 to Rs. 81.4 billion in fiscal 2019. ICICI Prudential Life Insurance Company Limited earned a net profit of Rs. 11.4 billion during fiscal 2019 compared to a net profit of Rs. 16.2 billion during fiscal 2018. The growth in retail weighted new business premium of our life insurance subsidiary was relatively lower than some of its key competitors in fiscal 2019. Our life insurance subsidiary’s strategy emphasizes unit-linked, pure protection and annuity products, and does not prioritize non-unit linked insurance products. The demand for unit-linked products may be influenced by any volatility or downturn in capital markets. Further, our life insurance subsidiary is primarily focused on growth in the value of new business, as a key profitability metric.

ICICI Prudential has a wholly owned subsidiary, ICICI Prudential Pension Funds Management Company Limited, one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

We also sold a 9.0% stake in our general insurance company, ICICI Lombard General Insurance Company, during fiscal 2016 to our then joint venture partner, Fairfax Financial Holdings (through its affiliate). Following the transaction, the share ownership in ICICI Lombard General Insurance Company of ICICI Bank and Fairfax Financial Holdings Limited was approximately 64% and 35%, respectively. In July 2017, Fairfax Financial Holdings (through its affiliate) sold equity shares comprising 12.18% of the issued and paid-up capital of the company to three investors. On July 3, 2017 our joint venture agreement with Fairfax Financial Holdings was terminated. In September 2017, we sold a further 7% of our shareholding and Fairfax Financial Holdings (through its affiliate) further sold 12% of its shareholding in ICICI Lombard General Insurance Company Limited through an offer for sale in an initial public offering of the company’s shares. ICICI Lombard General Insurance Company Limited was listed on the National Stock Exchange of India Limited and BSE Limited on September 27, 2017. After this sale, our share ownership in ICICI Lombard General Insurance Company Limited came down from 63.82% at year-end fiscal 2016 to 55.87% at year-end fiscal 2019.

ICICI Lombard General Insurance Company’s gross direct premium income was Rs. 144.9 billion during the year-ended fiscal 2019, a growth of 17.3% compared to the year ended fiscal 2018. ICICI Lombard General Insurance Company Limited was the largest private general insurer with an overall industry market share of about 8.5% in gross direct premium income amongst all general insurance companies during the year-ended fiscal 2019 according to the General

Insurance Council of India. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 10.5 billion in fiscal 2019 compared to a net profit of Rs. 8.6 billion in fiscal 2018.

The Insurance Regulatory and Development Authority of India has issued guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies). As per the guidelines, banks can partner with three insurance companies each in life, non-life and health insurance sectors. We distribute life and general insurance products through our branches, phone banking and digital channels. We have entered into an agreement with our insurance subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, and operate as a corporate agent for these companies. ICICI Bank earns commissions and fees from these subsidiaries as a distributor for sales of life and general insurance products. ICICI Bank accounts for a significant portion of the business volumes of its life insurance subsidiary. The growth of the life insurance subsidiary’s business is thus significantly dependent on the Bank’s distribution strategy, including the Bank’s choice of and focus on specific life insurance products, and the relative emphasis on sales of insurance and banking products.

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

Our deposits were 55.0% of our total liabilities at year-end fiscal 2019 compared to 52.1% of our total liabilities at year-end fiscal 2018. Our borrowings were 17.0% of our total liabilities at year-end fiscal 2019 compared to 20.4% of our total liabilities at year-end fiscal 2018. Our deposits increased by 16.3% from Rs. 5,858.0 billion at year-end fiscal 2018 to Rs. 6,813.2 billion at year-end fiscal 2019. Our borrowings decreased by 8.3% from Rs. 2,294.0 billion at year-end fiscal 2018 to Rs 2,103.2 billion at year-end fiscal 2019 primarily due to a decrease in borrowings with the Reserve Bank of India under liquidity adjustment facility, foreign currency term money borrowings, borrowings under collateralized lending and borrowing obligations and subordinated bond borrowings, offset, in part, by an increase in foreign currency call money borrowings and refinance borrowings.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2017			2018			2019
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	767,900	15.0%	Rs.	913,654	15.6%	Rs.	968,050	14.2%
Savings deposits		1,790,098	34.9		2,092,910	35.7		2,355,306	34.6
Time deposits		2,567,875	50.1		2,851,397	48.7		3,489,813	51.2
Total deposits	Rs.	5,125,873	100.0%	Rs.	5,857,961	100.0%	Rs.	6,813,169	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31,
	2017			2018			2019
	Amount		Cost(1)	Amount		Cost(1)	Amount		Amount		Cost(1)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	1,474,489	3.8%	Rs.	1,724,268	3.6%	Rs.	1,974,902	US$	28,556	3.5%
Time deposits		2,546,886	6.9		2,750,981	6.4		3,123,282		45,160	6.4
Non-interest-bearing deposits:
Other demand deposits		476,799	—		563,057	—		627,266		9,070	—
Total deposits	Rs.	4,498,174	5.2%	Rs.	5,038,306	4.7%		5,725,449	US$	82,786	4.7%

(1)	Represents interest expense divided by the average balances.

Our average deposits increased from Rs. 5,038.3 billion at an average cost of 4.7% in fiscal 2018 to Rs. 5,725.4 billion at an average cost of 4.7% in fiscal 2019. Our average savings deposits increased from Rs. 1,724.3 billion at an average cost of 3.6% in fiscal 2018 to Rs. 1,974.9 billion at an average cost of 3.5% in fiscal 2019. The cost of savings deposits decreased from 3.6% in fiscal 2018 to 3.5% in fiscal 2019 primarily due to a reduction of savings deposit rates by 50 basis points on deposits below Rs. 5 million by ICICI Bank in August 2017. Our average time deposits increased from Rs. 2,751.0 billion at an average cost of 6.4% in fiscal 2018 to Rs. 3,123.3 billion at an average cost of 6.4% in fiscal 2019. Our savings deposits include retail savings deposits accepted by ICICI Bank UK PLC. See also “Operating and Financial Review and Prospects—Financial Condition—Liabilities and Stockholders’ Equity—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2019
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	2,355,306	Rs.	—	Rs.	—	Rs.	2,355,306
Time deposits		2,740,056		631,569		118,189		3,489,813
Non-interest-bearing deposits:
Other demand deposits		968,050		—		—		968,050
Total deposits	Rs.	6,063,412	Rs.	631,569	Rs.	118,189	Rs.	6,813,169

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2018		2019				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	488,750	Rs.	554,076	US$	8,012	8.1%
Above three months and less than six months		226,739		248,631		3,595	3.6
Above six months and less than 12 months		382,672		616,647		8,916	9.1
More than 12 months		104,881		67,707		979	1.0
Total deposits of Rs. 10 million and more	Rs.	1,203,042	Rs.	1,487,062	US$	21,502	21.8%

Rupee term deposits of Rs. 10 million or more increased from Rs. 1,203.0 billion at year-end fiscal 2018 to Rs. 1,487.1 billion at year-end fiscal 2019.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,
	2017			2018			2019
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Money market borrowings(1),(2)	Rs.	224,819	26.9%	Rs.	189,597	21.9%	Rs.	203,306	US$	2,940	21.2%
Other borrowings(3),(4)		609,683	73.1		675,922	78.1		754,153		10,904	78.8
Total	Rs.	834,502	100.0%	Rs.	865,519	100.0%	Rs.	957,459	US$	13,844	100%

(1)	Includes call market, refinance and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	With an average cost of 6.7% in fiscal 2017, 6.1% in fiscal 2018 and 6.5% in fiscal 2019.

(3)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(4)	With an average cost of 10.1% in fiscal 2017, 8.9% in fiscal 2018 and 9.0 % in fiscal 2019.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2017		2018		2019
	(in millions, except percentages)
Year-end balance	Rs.	106,591	Rs.	313,595	Rs.	177,200
Average balance during the year		224,819		189,597		203,306
Maximum quarter-end balance		233,533		313,595		193,842
Average interest rate during the year (2)		6.7%		6.1%		6.5%
Average interest rate at year-end (3)		6.6%		6.2%		7.0%

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings

(3)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings decreased from Rs. 313.6 billion at year-end fiscal 2018 to Rs. 177.2 billion at year-end fiscal 2019 primarily due to a decrease in borrowings with the Reserve Bank of India under liquidity adjustment facility, offset, in part, by an increase in foreign currency call money borrowings and refinance borrowings.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,
	2017			2018			2019
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (1)	Rs.	558,214	43.0%	Rs.	475,562	41.0%	Rs.	473,656	US$	6,849	39.7%
Other borrowings (2)		739,383	57.0		683,828	59.0		720,144		10,413	60.3
Total	Rs.	1,297,597	100.0%	Rs.	1,159,390	100.0%	Rs.	1,193,800	US$	17,261	100.0%

(1)	With an average cost of 4.6% in fiscal 2017, 3.9% in fiscal 2018 and 4.1% in fiscal 2019.

(2)	With an average cost of 1.8% in fiscal 2017, 2.2% in fiscal 2018 and 3.0% in fiscal 2019.

At year-end fiscal 2019, the outstanding debt capital instruments were Rs. 293.1 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	The Risk Committee reviews risk management policies in relation to various risks (including credit risk, market risk, liquidity risk, interest rate risk and operational risk), key risk indicators and risk profile (covering areas including credit risk, market risk, liquidity risk, operational risk, technology risk, reputation risk, compliance risk, capital at risk, management risk and group risk). The Committee reviews the stress-testing framework that includes a wide range of institution-specific and market (systemic) scenarios. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations. The Committee also reviews the risk profile of key subsidiaries.

•	The Credit Committee reviews the credit quality of the major portfolios, developments in key industrial sectors and exposure to these sectors and exposures to large borrower groups in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

•	The Audit Committee of the Board provides direction to and monitors the quality of the internal audit function, oversees the financial reporting process and also monitors compliance with inspection and audit reports of the Reserve Bank of India, other regulators and statutory auditors. The Fraud Monitoring Committee reviews frauds above certain values, suggests corrective measures to mitigate fraud risks and monitors the efficacy of remedial actions.

•	The Information Technology Strategy Committee approves strategy for information technology and policy documents, ensures that information technology strategy is aligned with business strategy, reviews information technology risks, ensures proper balance of information technology investments for sustaining our growth, oversees the aggregate funding of information technology, ascertains if the management has resources to ensure the proper management of information technology risks and reviews contribution of information technology to our business.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit Monitoring Group, Treasury Control and Services Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Technology Risk Management Group. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to an Executive Director. Treasury Control and Services Group, Credit Middle Office Group and Operations Group report to an Executive Director. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

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

ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for non-retail borrowers. The credit risk for retail borrowers is managed at a portfolio level. ICICI Bank has a structured and standardized credit approval process, which includes a well-established procedure of credit appraisal. The Country Risk Management Policy addresses the recognition, measurement, monitoring and reporting of country risk.

The risk environment is currently volatile due to factors such as slowdown in the private sector capital expenditure cycle in India, high leverage in some corporate groups and event risks. Considering these aspects, we have established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk.

We have taken the following key measures:

•	limits and thresholds for group and borrower exposures based on rating and track record;

•	rating based limits with respect to incremental asset origination in the corporate portfolio;

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required; and

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives, Corporate Lending Forum and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, approval under joint authorization framework have been established. These forums sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. We have incorporated control norms, borrower approval norms and review triggers in all such programs. The Corporate Lending Forum, which comprises personnel from business groups and credit risk management group, was introduced during fiscal 2019 to approve credit proposals for higher rated corporates (internal rating A- & above) and up to a certain exposure limit.

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

Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 281.8 billion at year-end fiscal 2019, constituting about 4.4% of our total net loans. Our consolidated net loans to accounts internally rated below investment grade (excluding net non-performing and restructured loans) were Rs. 134.7 billion at year-end fiscal 2019, constituting about 2.1% of our total net loans.

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

Historically, project financing has constituted a significant portion of our loan portfolio, though we have now adopted a cautious and selective approach to project financing.

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

As part of digital credit lending, ICICI Bank has scaled up offerings to bank customers over a period of time. As part of its strategy, the Bank uses multi-dimensional credit filters by using different data-sets to optimize risk. The portfolio level built-up strategy is based on utilizing the pre-approved customer database for sourcing in key retail asset products, namely, personal loans and credit cards, wherein, major incremental sourcing is from existing liability customer relationships.

The Bank undertakes portfolio buyouts of receivables arising out of various retail assets products, to meet its priority sector lending target and extending its reach to new customer segments. The portfolio is selected by applying selection filters like tenure, ticket size, loan to value ratio and location, and meeting regulatory requirements with regard to minimum holding period and minimum retention requirement by the seller. The portfolio buyouts are done in the form of direct assignment or by way of investment in pass through certificates. ICICI Bank has lending programs for business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria. The Committee of Executive Directors of ICICI Bank reviews the portfolio on a periodic basis. The renewal of programs is approved by the Committee of Executive Directors.

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

Rural and agriculture credit also includes financing extended on a cluster-based approach in which credit is extended to borrowers that have a homogeneous profile. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. For corporations, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of intermediaries (including vendors, dealers, harvester & transporter, seed organizers, micro finance institutions) and retail customers is evaluated by analyzing the base credit quality of such borrowers or the pool of borrowers and also the linkages between the borrowers and the companies to which they are supplying their produce.

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

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher outstanding balances and/or lower credit ratings. For corporate, small enterprises and agri-business related borrowers, the Credit Middle-Office Group verifies adherence to the terms of the credit approval prior to the commitment and disbursement of credit facilities. These borrower accounts are generally reviewed at least once a year.

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

Market Risk Management Procedures

Market risk policies include the Investment Policy, the Asset Liability Management Policy and the Derivative Policy. The policies are approved by the Board of Directors. The Asset Liability Management Policy stipulates liquidity and interest rate risk limits and Asset Liability Management Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products. The Derivatives Policy is formulated in line with the comprehensive guidelines issued by Reserve Bank of India on derivatives for banks and defines the overall framework within which the Bank conducts its derivatives business and controls the risks associated with the same. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

The Asset Liability Management Committee, comprising the Managing Director & CEO, wholetime directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions on the banking book, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, taking into consideration the current and expected business environment. The Asset Liability Management Policy provides guidelines to manage liquidity risk and interest rate risk in the banking book.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate sensitivity gap report is prepared by classifying all rate sensitive assets and rate sensitive liabilities into various time period categories according to contracted/behavioral maturities or anticipated re-pricing date. The difference in the amount of rate sensitive assets and rate sensitive liabilities maturing or being re-priced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. We monitor interest rate risk through the above measures on a bi-monthly basis. The duration of equity and interest rate sensitivity gap statements are submitted to the Reserve Bank of India on a monthly basis. These interest rate risk limits are approved by the Board of Directors/Asset Liability Management Committee. We also monitor Greeks of our interest rate options portfolio.

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. The Reserve Bank of India has deregulated interest rates on saving account deposits from October 25, 2011. The rate of interest on savings account deposits currently offered by ICICI Bank is 3.50% for end of day balance of below Rs. 5 million and 4.00% for end of day balance of Rs. 5 million and above. We usually borrow for a fixed period, with certain borrowings qualifying as capital instruments, having European call options attached to them, exercisable by us only on specified dates. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan.

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate until March 31, 2016. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities until March 31, 2016 were linked to the ICICI Bank Base Rate and comprised the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time.

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are priced with reference to a Marginal Cost of funds based Lending Rate. Banks are required to publish Marginal Cost of funds based Lending rate for various tenures such as overnight, one month, three months, six months and one year. The Marginal Cost of funds based Lending Rate includes marginal cost of funds, negative carry on cash reserve ratio and operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank Marginal Cost of funds based Lending Rate. As required by the Reserve Bank of India guidelines, we publish the ICICI Bank Marginal Cost of funds based Lending Rate for various tenures on a monthly basis. Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank Marginal Cost of funds based Lending Rate and comprise the ICICI Bank Marginal Cost of funds based Lending Rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its Marginal Cost of funds based Lending Rate, except for certain exemptions. As prescribed in the Reserve Bank of India guidelines, existing borrowers will also have the option to move to the Marginal Cost of funds based Lending Rate linked loan at mutually acceptable terms. Any change in the Marginal Cost of funds based Lending Rate is generally passed on to borrowers under various facilities at different periodicities, of up to one year. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the Marginal Cost of funds based Lending Rate system, would continue to be based on the earlier benchmark rate regimes.

In February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard are awaited. Further, in December 2018, a Report of the Internal Study Group to Review the Working of the Marginal Cost of Funds based Lending Rate (MCLR) System recommended the use of external benchmarks by banks for floating rate loans instead of the present system of internal benchmarks. As a step in that direction, it was proposed that all new floating rate personal or retail loans (housing, auto, etc.) and floating rate loans to Micro and Small Enterprises extended by banks from April 1, 2019 would be benchmarked to one of the specified external benchmarks. On implementation, the Bank will be exposed to greater interest rate risk since liabilities may be fixed rate or linked to different benchmark. However, the Reserve Bank of India in the First Bi-monthly Monetary Policy Statement for 2019-20 in April 2019 decided to defer the implementation and conduct further consultations with stakeholders. Final instructions/guidelines in this regard are awaited.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2019(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	5,507,504	Rs.	920,913	Rs.	41,200	Rs.	6,469,617
Investments		657,488		1,017,062		2,307,458		3,982,008
Other assets(2)		543,979		182,711		1,115,434		1,842,124
Total assets		6,708,971		2,120,686		3,464,092		12,293,749

	At March 31, 2019(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Stockholders’ equity and preference share capital		—		—		1,142,534		1,142,534
Borrowings		1,153,806		670,812		278,623		2,103,241
Deposits		3,546,993		3,046,966		219,211		6,813,170
Other liabilities		9,202		—		2,319,792		2,328,994
Total liabilities		4,710,001		3,717,778		3,960,160		12,387,939
Total gap before risk management positions		1,998,970		(1,597,092)		(496,068)		(94,190)
Off-balance sheet positions(3)		(213,183)		110,943		77,171		(25,069)
Total gap after risk management positions	Rs.	1,785,787	Rs.	(1,486,149)	Rs.	(418,897)	Rs.	(119,259)

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2019
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	1,075,983	Rs.	3,430,030	Rs.	4,506,013

The following table sets forth, using the balance sheet at year-end fiscal 2019 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2020, assuming a parallel shift in the yield curve at year-end fiscal 2019.

	At March 31, 2019
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(7,768)	Rs.	(3,884)	Rs.	3,884	Rs.	7,768
Foreign currency portfolio		(810)		(405)		405		810
Total	Rs.	(8,578)	Rs.	(4,289)	Rs.	4,289	Rs.	8,578

Based on our asset and liability position at year-end fiscal 2019, the sensitivity model shows that net interest income from the banking book for fiscal 2020 would rise by Rs. 8.6 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2020 would fall by an equivalent amount of Rs. 8.6 billion.

Based on our asset and liability position at year-end fiscal 2018, the sensitivity model showed that net interest income from the banking book for fiscal 2019 would rise by Rs. 6.7 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2019 would fall by an equivalent amount of Rs. 6.7 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2019 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2019
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	112,644	Rs.	3,284	Rs.	1,657	Rs.	(1,657)	Rs.	(3,284)
Corporate debt securities		130,076		1,378		698		(697)		(1,376)
Total	Rs.	242,720	Rs.	4,662	Rs.	2,355	Rs.	(2,354)	Rs.	(4,661)

	At March 31, 2019
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	17,091	Rs.	25	Rs.	13	Rs.	(13)	Rs.	(25)

At year-end fiscal 2019, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 259.8 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs.4.7 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs.4.7 billion. At year-end fiscal 2018, the total value of our fixed income trading portfolio was

Rs. 331.3 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 6.4 billion. Conversely, if interest rates fell by 100 basis points the value of this portfolio would rise by Rs. 6.4 billion.

The total outstanding notional principal amount of our trading interest rate derivatives portfolio increased from Rs. 11,470.6 billion at year-end fiscal 2018 to Rs. 17,938.6 billion at year-end fiscal 2019. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 0.2 billion. The total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) increased from Rs. 995.8 billion at year-end fiscal 2018 to Rs. 1,159.2 billion at year-end fiscal 2019. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would rise by Rs. 0.6 billion. The total outstanding notional principal amount of our trading foreign exchange portfolio increased from Rs. 4,184.5 billion at year-end fiscal 2018 to Rs. 4,337.6 billion at year-end fiscal 2019. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 54.5 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2019, we had a total equity investment portfolio of Rs. 139.8 billion, primarily comprising Rs. 25.0 billion of investments by ICICI Bank and Rs. 112.4 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments of ICICI Bank include the equity portfolio of its proprietary trading group amounting to Rs. 1.8 billion and other equity investments amounting to Rs. 23.2 billion. These other equity investments are acquired primarily from loan conversion and also include investment in unlisted equity which are long-term in nature. We also invest in private equity funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

The following table sets forth the high, low, average and period-end value-at-risk for fiscal 2019.

	High	Low	Average	At March 29, 2019
	Rs. in million
Value-at-risk	165.4	4.2	31.9	118.7

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2019, hypothetical loss exceeded the value-at-risk estimates for one day. An analysis of this outlier revealed that the loss occurred on the day when actual movement in the stocks for the day was more than the scenario used to compute value-at-risk for the day.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2019.

	Average	At March 29, 2019
	Rs. in million
Hypothetical daily profit/(loss)	0.9	10.7
Value-at-risk	31.9	118.7

The high and low hypothetical daily profit/(loss) during fiscal 2019 was Rs. 62.1 million and Rs. (45.9) million respectively.

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

Exchange Rate Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market accounting. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating forex overnight and intra-day position limits, daily/quarterly/yearly cumulative stop-loss limits and engaging in exception reporting.

The Bank offers foreign currency-rupee options for hedging foreign currency exposures including hedging of balance sheet exposures to the users which include corporate clients and other inter-bank counterparties. All the options positions are maintained within the limits specified in the Investment Policy. The trading activities in the foreign currency markets expose us to exchange rate risks. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Board and intra-day foreign exchange position limits.

Assuming 1% increase/decrease in each of the foreign currencies against the respective base currency, our exchange rate sensitivity comes to Rs. 26.7 million at year-end fiscal 2019 compared to Rs. 8.1 million at year-end fiscal 2018. The above numbers are without any netting benefit across base currencies. We also monitor Greeks of our currency options.

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

The following table sets forth, using our held-for-trading portfolio at year-end fiscal 2019 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2019
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	130,076	Rs.	1,378	Rs.	698	Rs.	(697)	Rs.	(1,376)

At year-end fiscal 2019, our held-for-trading portfolio (excluding government securities) was Rs. 130.1 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.4 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.4 billion. At year-end fiscal 2018, our held-for-trading portfolio (excluding government securities) was Rs. 153.6 billion. The sensitivity model showed that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.5 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.5 billion.

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

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity cash flow statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioural maturity. The statement of structural liquidity of rupee currency for domestic operations, and statement of structural liquidity of all currencies together for international operations of the Bank (country-wise and in aggregate) are prepared on daily basis. The statement of structural liquidity of foreign currency for domestic operations, consolidated statement for domestic operations and for the Bank as a whole are prepared on fortnightly basis. The utilization against gap limits laid down for each bucket is reviewed by Asset Liability Management Committee of the Bank.

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

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, current accounts and savings deposits payable on demand form a significant part of the Bank’s funding and the Bank is implementing its strategy to sustain and grow this segment of deposits along with retail term deposits. These deposits are augmented by wholesale deposits, issuance of Certificate of Deposits, borrowings and through the issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets and has certain mitigating measures to protect against stress conditions.

For domestic operations, the Bank has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the Asset Liability Management Policy stipulates limits for borrowing and lending in the inter-bank market.

For our overseas branches, the Bank has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and interbank bilateral loans. The Bank also raises refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes deposits liabilities, in accordance with the regulatory framework in place in the respective host country.

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. As stipulated by the regulator, banks in India are required to maintain statutory liquidity ratio at a level of 19.25% at March 31, 2019 of their net demand and time liabilities in India and cash reserve ratio at a level of 4.0% of their net demand and time liabilities in India as of June 30, 2019. During December 2018, in order to align the statutory liquidity ratio with the liquidity coverage ratio requirement, the Reserve Bank of India announced reduction in the statutory liquidity ratio by 0.25% every calendar quarter until the statutory liquidity ratio reaches 18.0% of net demand and time liabilities. The first reduction of 0.25% took effect in the quarter commencing January 2019. Accordingly, as of June 30, 2019, statutory liquidity ratio is 19.0%. The Bank generally holds additional securities over and above the stipulated level. The Bank is subject to a liquidity coverage ratio requirement in a phased manner as per the Reserve Bank of India guidelines from January 1, 2015. As per Reserve Bank of India guidelines, effective January 1, 2016, a liquidity coverage ratio is applicable to Indian banks on a consolidated basis. Banks in India were required to maintain a liquidity coverage ratio at a minimum of 90.0% for the calendar year 2018. Effective January 1, 2019, the liquidity coverage ratio requirement increased to 100.0%. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities, in excess of mandatory statutory liquidity ratio, specified portion of government securities held by the bank within the mandatory statutory liquidity ratio requirement in the form of facility to avail liquidity for liquidity coverage ratio and marginal standing facility, and better-rated corporate bonds.

At March 31, 2019, out of the statutory liquidity ratio requirement of 19.25% of net demand and time liabilities in India, up to 15.5% (13.0% in the form of facility to avail liquidity for liquidity coverage ratio, 2.0% under marginal standing facility and up to 0.5% in the form of additional facility to avail liquidity under liquidity coverage ratio) is counted towards the high quality liquid assets under the liquidity coverage ratio. Additional facility of 0.5% was permitted by the Reserve Bank of India until March 31, 2019 against incremental outstanding credit to non-banking finance companies and housing finance companies, over and above the amount of credit to these entities outstanding at October 19, 2018.

Additionally, Reserve Bank of India during April 2019 decided to permit banks to reckon an additional 2.0% (0.50% each on April 4, 2019, August 1, 2019, December 1, 2019 and April 1, 2020) of Government securities within the mandatory statutory liquidity ratio requirement, as facility to avail liquidity for liquidity coverage ratio for the purpose of computing liquidity coverage ratio, in a phased manner from the earlier 13.0% of net demand and time liabilities to 15.0% of net demand and time liabilities by April 1, 2020. Accordingly, at June 30, 2019, out of the statutory liquidity ratio requirement of 19.0% of net demand and time liabilities in India, 15.5% (13.5% in the form of facility to avail liquidity for liquidity coverage ratio and 2.0% under marginal standing facility) is counted towards the high quality liquid assets under liquidity coverage ratio.

Further, Reserve Bank of India on July 5, 2019 decided that, with immediate effect, banks will be permitted to frontload the phased increase in facility to avail liquidity for liquidity coverage ratio of 1.0% which was originally effective from August 1, 2019 and December 1, 2019. This frontloading was to the extent of incremental outstanding credit to non-banking finance companies and housing finance companies over and above the amount of credit to non-banking finance companies/housing finance companies outstanding as on date. The frontloading of facility to avail liquidity for liquidity coverage ratio of 1.0%, exclusively meant for incremental exposure to non-banking finance companies/housing finance companies, will form part of general facility to avail liquidity for liquidity coverage ratio as and when the increase in facility to avail liquidity for liquidity coverage ratio takes place as per original schedule on August 1 and December 1, 2019.

During fiscal 2019, the Bank maintained a liquidity coverage ratio above the stipulated level. The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. This guideline ensures a reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. As per circular dated November 29, 2018 these guidelines will be applicable for Indian banks at the individual as well as consolidated level effective April 1, 2020.

We have a Board approved liquidity stress testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 30 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that we could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2019, the results of each of the stress scenarios were within the Board-approved limits.

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

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV: Liquidity Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio, calculated as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 100% as Pillar 1 liquidity requirements. Prudential Regulation Authority has also adopted a Pillar 2 approach for liquidity requirements, in which banks are required to hold high quality liquid assets for specified risks, which are not captured in Liquidity Coverage Ratio. During fiscal 2019, ICICI Bank UK PLC maintained Liquidity Coverage Ratio above the stipulated level and complied with Pillar 2 liquidity requirements specified by Prudential Regulation Authority.

In November 2014, The Office of Superintendent of Financial Institutions revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. The Office of Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy that are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored at least monthly by the Asset Liability Management Committee. ICICI Bank Canada has complied with these requirements throughout fiscal 2019.

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

A brief on the management of operational controls and procedures in the various business of the Bank is summarized below:

Operational Controls and Procedures in Retail and Rural Banking

Retail banking is organized into a zonal structure and each of the zones is headed by a senior official of the Bank. The Bank has separate products, sales, credit and operations teams which ensures that there are adequate checks and balances for the product and service offering to the customers. The branches are supported by regional/centralized processing centers and retail asset processing centers which are designed to ensure adequate operational controls.

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

The Bank’s rural and inclusive banking activities cater to the financial requirement of customers residing in rural & semi-urban locations. The services are offered through the designated branches of the Bank and there are well-defined products, sales and credit structure for customer sourcing and servicing. Activities pertaining to rural banking are supported by regional/centralized processing centers. In addition, there are various pre-defined tasks being performed by independent teams which review the process and service quality such as hind-sighting, quality of commodities pledged, title of the land considered as collateral, etc. The Bank also facilitates the enrollment of beneficiaries under various government social schemes, including financial inclusion.

Operational Controls and Procedures in the Regional Processing Centers and Central Processing Center

The Bank has designated regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing check clearing and inter-branch transactions, outstation check collections, and engage in back-office activities for account opening, renewal of deposits and salary transaction processing of corporations. There are currency chests and cash processing centers located at 40 locations in various cities across India, which cater to the cash requirements of branches and ATMs.

The Bank has two centralized processing centers, one each in Mumbai and Hyderabad, processing transactions on a nationwide basis for production & dispatch of physical deliverables like cards, check books, statements, personal identification number for cards, issuance of passwords to internet banking customers etc. Centralized processing centers also manage the activities like electronic payments, activation of newly opened accounts and account servicing.

Operational Controls and Procedures in Retail Asset Operations

The Bank has designated decentralized asset processing centers located at various cities across the country. These decentralized asset processing centers engage in activities of loan disbursement and regular banking activity related to retail loans with internal checks and controls.

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

Operational Controls and Procedures in Treasury

The Bank has put in place internal controls with respect to its treasury operations, which include the segregation of duties between treasury front-office and treasury control and services group, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. We have also set up limits in respect of treasury operations including deal size limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Treasury Control and Services Group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted independently in respect of treasury operations on a periodic basis. The control structure in treasury operations is designed to prevent errors and potential fraud and provide early-warning signals.

Operational Controls and Procedures for Corporate and Commercial Banking

Corporate banking is also organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is also independently evaluated by the credit risk management group. The Bank has set-up a credit monitoring group in order to strengthen the ability to develop early warning mechanisms for management and full scale monitoring across the life time of the loans. The credit middle office group conducts verification and scrutiny of the loan documents vis-à-vis sanction terms, monitoring important covenants of the terms of sanction to mitigate post-approval risks and adherence to the terms of approval by periodically publishing compliance monitoring reports. The key processes and their ownership are documented through process notes which are reviewed periodically. The back-office for corporate operations is responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

Commercial banking products and services are offered through identified commercial and retail branches, which are spread across all major business centers throughout the country. The commercial branches are led by regional heads, who are experienced commercial bankers. The transactions initiated at the commercial branches are processed by independent and centralized operation units responsible for the execution of trade finance, cash management and general banking transactions.

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

The Bank has put in place adequate authentication and authorization controls for transactions through iMobile application. The iMobile infrastructure is secured through the multi-layer information security controls, including HTTPS/TLS encryption throughout the session and details stored in encrypted DB format. These are supplemented by periodic security audits, application penetration tests, security vulnerability test and network penetration/ application spoofing test. Customers can activate the iMobile app only on their registered mobile number. We also have SUSD (Single User Single Device) in place, where a customer can download the app only on one handset at a time. At the time of activation, UserID-Password or MPIN and grid card authentication is taken as two-factor authentication. For transactions, UserID-Password or MPIN and device id is taken as two-factor authentication. To add a payee for transfer of funds, the customer is required to validate a unique registration number that is sent to the customer’s mobile number registered with us. Alerts are also sent to the customer for every internet-based transaction.

To create awareness among customers about phishing, vishing and other internet-related frauds, we regularly send communications to customers.

Information technology risk

The cyber security threat landscape for banks and financial institutions globally is constantly evolving and threats such as phishing, distributed denial of service (DDoS) attacks, leakage of sensitive data, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are currently prevalent across the world.

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

Our life insurance subsidiary has implemented Know-Your-Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines issued according to the Prevention of Money Laundering Act, 2002 and guidelines issued by Insurance Regulatory and Development Authority of India from time to time. An Anti-Money Laundering/Combating of Financing of Terrorism Policy has been approved by the Board of Directors of the life insurance subsidiary. The policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the anti-money laundering framework. It provides for appointment of a senior level officer as the principal officer who, has the responsibility for overseeing compliance with the obligations imposed under the Prevention of Money Laundering Act, 2002 and the rules made thereunder.

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

In December 2017, the Bank received three notices from Unique Identification Authority of India for non-compliance of guidelines under Aadhaar (Authentication) Regulations, 2016. The key non-compliance stated in the notices included obtaining universal consent from customers for use of Aadhaar details of customers to authenticate the customer with Unique Identification Authority of India in respect of all products and services offered by its Group companies even if these products and services are not availed/intended to be availed by the customers, sharing of Aadhaar details between the Bank and the group companies, over-writing of customers’ previous bank account with ICICI Bank which results in transfer of various Aadhaar linked subsidies to the customer’s account with the Bank, and non-conformity with standard application programming interfaces and specifications laid down by Unique Identification Authority of India and Aadhaar (Authentication) Regulations, 2016. The Bank has since responded to the notices and is awaiting further communication from Unique Identification Authority of India in this regard.

See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADS.”.

Audit

The Internal Audit Group, governed by a Group Audit Charter and Internal Audit Policy approved by the Board of Directors, provides independent, objective assurance on the effectiveness of internal controls, risk management and corporate governance and suggests improvements. It helps us accomplish our objectives by evaluating and improving the effectiveness of risk management, internal controls and governance processes, through a systematic and disciplined approach. The Internal Audit Group acts as an independent entity and reports to the Audit Committee of the Board.

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

The Internal Audit Group has adopted a risk based audit methodology in accordance with the Reserve Bank of India guidelines. The risk-based audit methodology is outlined in the Internal Audit Policy. An annual risk-based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk-based audit plan. Resources required for implementing the risk based audit plan are also approved by the Audit Committee.

The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, infrastructure, information technology governance/risk management and information technology general controls. Cyber security is a key focus area for audit, and activities undertaken by the information security function are also subjected to audit.

The Reserve Bank of India requires banks to have a process of concurrent audits at business groups dealing with treasury functions, branches handling large volumes, to cover a minimum of 50.0% of credit, deposits and other risk exposures of the Bank, head office functions and information technology data centers. In compliance with the requirements, the Internal Audit Group has formulated an approach for concurrent audits at treasury related functions and at select branches. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. The information technology data center and some of the head office functions are also under purview of concurrent audit. The details of the concurrent audit coverage are outlined in the annual risk based audit plan.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”, and “—Legal and Regulatory Proceedings”.

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

The management of operational risk (including fraud risk) is governed by the Operational Risk Management Policy approved by the Board Risk Committee. Operational risk elements covered in the Operational Risk Management Policy include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques.

The Bank’s Conduct Risk Appetite Framework is approved by the Board of the Bank and reviewed and approved on an annual basis by the Board Risk Committee. The Bank’s Conduct Risk Appetite is closely aligned to the FCA requirements and expectations. It balances the need of all stakeholders by acting as both a governor of risk and driver of current and future business strategy, with particular focus on delivering fair outcomes to the Bank’s customers. The Bank has also established a Conduct Risk Policy, which is aligned with the Conduct Risk Appetite Framework and ensures that effective governance arrangements are in place for managing and monitoring conduct risk exposure of the Bank.

The Bank has established an Information Security Risk Management Framework for the management of information security related risks including cyber risk at the Bank, within the guidelines of the Group Information Security Policy. The Bank has implemented an integrated approach to security and made significant progress in enhancing its Information Security governance through monitoring at the Information Security Committee. Additionally, periodic presentations are made to the Board Risk Committee on cyber threats and various measures taken by the Bank mitigating cyber security risks and threats. The various measures include periodic vulnerability and penetration testing, application security life cycle assessment for critical applications, information security awareness programs and cyber incident management. During the year, the Bank renewed its “Cyber Essentials” certificate and badge which demonstrated that the Bank’s Information Security processes and procedures meet the UK market baseline standards.

ICICI Bank Canada

ICICI Bank Canada is exposed to risks such as credit risk, market risk, operational risk, structural interest rate risk, liquidity risk, compliance and reputation risk. ICICI Bank Canada has developed an Enterprise Risk Management Framework designed to ensure that the risks are identified, measured and monitored effectively. The framework also requires the establishment of policies and procedures to monitor and mitigate the risks.

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

The Risk Committee has delegated operational responsibility for market risk management, structural interest rate risk management and liquidity risk management to the Asset Liability Committee within the broad parameters and limits laid down in the Market Risk Management Policy and Liquidity Management Policy respectively. The Asset Liability Committee reviews matters pertaining to Investment and Treasury operations and the implementation of risk mitigation measures and recommends major policy changes governing treasury activities to the Risk Committee. Asset Liability Committee reviews adherence to market risk and liquidity risk requirements of the Office of the Superintendent of Financial Institutions (Canada’s banking regulator), internal control guidelines and limits.

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

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Board, on the recommendation of Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance and operational risks. The risk policy sets out the governance structure for risk management in ICICI Prudential Life Insurance Company.

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

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its total investment assets as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance Company seeks to diversify its insurance business across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance Company focuses on achieving a balance between the corporate and retail business mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance Company has a risk retention and reinsurance policy whereby tolerance levels are set as per risk and on a per event basis. ICICI Lombard General Insurance Company also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India. As per the Insurance Regulatory and Development Authority of India Investment Regulations, the Company is required to invest a certain portion of its investment assets in central government securities and state government securities/loans. The regulations also have a stipulation to invest in AAA or equivalent rating debt instruments. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single non-government issuer is restricted to maximum 5.0% of the total investment assets, by cost. The regulatory stipulation for such exposure is capped at 10.0% of the investment assets. The Company invests a minimum of 5.0% of its investment assets in money market instruments to ensure adequate liquidity in the investment portfolio.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2019.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls, including information technology related processes and controls, could be improved. The Audit Committee monitors the resolution of any identified significant process and control improvement opportunities to a satisfactory conclusion. Like all financial institutions, we nevertheless believe there is room for further improvement. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby business and financial officers throughout the Bank attest to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act). Our internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by U.S. Securities and Exchange Commission and applicable GAAP.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2019 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2019. Effectiveness of our internal control over financial reporting at year-end fiscal 2019 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein. See also “—Legal and Regulatory Proceedings”.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio increased by 14.6% from Rs. 5,944.3 billion at year-end fiscal 2018 to Rs. 6,814.4 billion at year-end fiscal 2019. At year-end fiscal 2019, approximately 81.8% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2015		2016		2017		2018		2019		2019
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	1,762,154	Rs.	2,153,561	Rs.	2,446,478	Rs.	2,924,289	Rs.	3,578,558	US$	51,743
Rupee		1,534,281		1,895,734		2,259,184		2,735,592		3,330,733		48,160
Foreign currency(2)		227,873		257,827		187,294		188,697		247,825		3,583
Commercial(3)		2,745,376		2,944,355		2,906,744		3,018,836		3,234,407		46,767
Rupee		1,493,578		1,631,734		1,729,028		1,971,895		2,243,023		32,432
Foreign currency		1,251,798		1,312,621		1,177,666		1,046,941		991,384		14,335
Lease financing		—		—		—		1,137		1,418		21
Rupee		—		—		—		—		—		—
Foreign currency		—		—		—		1,137		1,418		21
Gross loans		4,507,530		5,097,916		5,353,222		5,944,262		6,814,383		98,531
Rupee		3,027,859		3,527,468		3,988,261		4,707,487		5,573,756		80,592
Foreign currency		1,479,671		1,570,448		1,364,961		1,236,775		1,240,627		17,939
Total gross loans		4,507,530		5,097,916		5,353,222		5,944,262		6,814,383		98,531
Allowance for loan losses		(122,629)		(160,625)		(200,049)		(275,720)		(344,766)		(4,985)
Net loans	Rs.	4,384,901	Rs.	4,937,291	Rs.	5,153,173	Rs.	5,668,542	Rs.	6,469,617	US$	93,546

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 64.5 billion at year-end fiscal 2019.

(3)	Includes builder financing and dealer financing.

Our gross rupee loans increased from Rs. 4,707.5 billion constituting 79.2% of our total gross loans at year-end fiscal 2018 to Rs. 5,573.8 billion constituting 81.8% of our total gross loans at year-end fiscal 2019 primarily due to an increase in consumer loans and credit card receivables. Our gross foreign currency loans increased from Rs. 1,236.8 billion, constituting 20.8% of our total gross loans at year-end fiscal 2018 to Rs. 1,240.6 billion, constituting 18.2% of our total gross loans at year-end fiscal 2019. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

At year-end fiscal 2019, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.0% to 2.5% of our assets. We had outstanding cross-border loans to U.S., United Arab Emirates and United Kingdom borrowers amounting to between 0.4% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of project and corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables and loans to higher-rated corporate borrowers. For loans which are secured, we stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— Our level of non-performing assets is elevated, and if the level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewelry. The Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million. Further, the Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 75% for non-agricultural loans secured by gold ornaments and jewelry.

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

Commercial loans

The Bank generally requires collateral at origination for commercial loans. We also provide unsecured loans to higher rated, well-established corporate borrowers. The collateral for project and other corporate loans are usually immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. Security interests upon immovable property are required to be registered with the relevant Sub- Registrar in terms of the Registration Act, 1908. This registration amounts to a constructive public notice of the security interests. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to ensure priority for the charge vis-à-vis income tax dues. We may also take security of a pledge of financial assets like marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The Bank generally requires collateral value at 150% of the outstanding loan amounts for loans to real estate companies and lease rental discounting facilities. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers. Further, the Bank has also laid down limits for unsecured exposures which restrict the exposure to unsecured facilities.

For working capital facilities, the current assets of borrowers are generally taken as collateral. Each borrower is required to declare the value of current assets periodically. The borrower’s credit limit is subject to an internally approved ceiling that applies to all borrowers. We calculate a borrower’s credit limits as a certain percentage of the value of the collateral, which provides us with an adequate margin, should the borrower default.

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

The Bank is generally entitled, by the terms of security documents, to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement.

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

The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed borrowers. In August 2017, the Reserve Bank of India identified additional borrowers and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The banks have referred several of these accounts to the National Company Law Tribunal under the Insolvency and Bankruptcy Code during fiscal 2018. Further, the Reserve Bank of India introduced a new framework for the resolution of stressed assets in February 2018 by which banks were required to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders was Rs. 20.0 billion or more, and failing which the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. However, this framework was struck down as ultra vires by the Supreme Court. Subsequently, on June 7, 2019, the Reserve Bank of India issued a fresh framework on resolution of stress assets by which the banks are required to implement the resolution plan within 180 days from the end of “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. These additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated in the framework through both legislation and judicial decisions. If resolution of one or more of these borrowers is not achieved and they go into liquidation, the realization from the collateral may come down. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Insolvency and Bankruptcy Code, 2016”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

We recognize that our ability to realize the full value of the collateral in respect of current assets is affected adversely by, among other things, delays on our part in taking immediate action, delays in bankruptcy proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. The value and time to dispose the collateral could also be impacted by policy decisions. For example, the government of India’s decision to withdraw legal tender status of higher denomination currency notes in November 2016 impacted the prices and demand in land and housing market. In addition, the Bank generally has a right of set-off for amounts due to us on these facilities. The Bank generally requires its working capital loan customers to submit data on their working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

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

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. The exposure to a group of companies under the same management control generally must not exceed 40.0% of the capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their Boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2019, we were in compliance with these guidelines.

Effective April 1, 2019 the Reserve Bank of India has replaced the above guidelines with a revised framework. As per the revised framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0% of the bank’s eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25.0% of the bank’s eligible capital base at all times. Eligible capital base represents the Bank’s Tier 1 capital. The limit is applicable to total exposure, including off-balance sheet exposures. Off-balance sheet items are required to be converted into credit exposure equivalents through the use of credit conversion factors as per the standardised approach for credit risk for risk based capital requirements, with a floor of 10.0%.

In addition, the Bank has strengthened its framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. See also -“Risk Management-Credit Risk”.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2015			2016			2017			2018			2019
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a%
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	1,956,857	43.4%	Rs.	2,385,701	46.8%	Rs.	2,689,642	50.2%	Rs.	3,207,922	54.0%	Rs.	3,937,926	US$	56,939	57.8%
Services—finance		146,879	3.2		161,303	3.2		273,163	5.1		343,526	5.8		467,808		6,764	6.9
Roads, port, telecom, urban development & other infrastructure		260,526	5.8		285,898	5.6		239,522	4.5		217,537	3.7		300,742		4,349	4.4
Power		260,204	5.8		283,433	5.6		311,902	5.8		287,473	4.8		211,634		3,060	3.1
Services—non finance		286,844	6.4		280,733	5.5		233,575	4.4		231,881	3.9		191,144		2,764	2.8
Wholesale/retail trade		137,036	3.0		148,575	2.9		133,313	2.5		146,023	2.5		177,258		2,563	2.6
Iron/steel and products		233,712	5.2		270,478	5.3		249,504	4.7		212,233	3.6		175,631		2,539	2.6
Crude petroleum/ refining & petrochemicals		140,852	3.1		104,531	2.1		86,852	1.6		142,451	2.4		168,268		2,433	2.5
Construction		107,610	2.4		114,625	2.2		107,309	2.0		127,371	2.1		130,580		1,888	1.9
Electronics & engineering		81,599	1.8		82,453	1.6		100,167	1.9		103,420	1.7		120,636		1,744	1.8
Mining		80,037	1.8		82,896	1.6		110,157	2.1		106,257	1.8		80,940		1,170	1.2
Chemicals and fertilizers		31,254	0.7		44,775	0.9		55,473	1.0		64,493	1.1		77,287		1,118	1.1
Food & beverages		77,592	1.7		83,094	1.6		88,356	1.7		77,305	1.3		70,887		1,025	1.0

Metal & products (excluding iron & steel)		112,766	2.5		118,213	2.3		98,176	1.8		55,678	0.9		60,319		872	0.9
Gems & jewelry		45,047	1.0		51,516	1.0		45,254	0.8		44,019	0.7		58,020		839	0.9
Cement		92,581	2.1		85,988	1.7		76,091	1.4		63,074	1.1		33,825		489	0.5
Shipping		67,480	1.5		61,660	1.2		31,562	0.6		26,353	0.4		23,142		335	0.3
Others(3)		388,654	8.6		452,044	8.9		423,204	7.9		487,246	8.2		528,336		7,640	7.7
Gross loans		4,507,530	100.0%		5,097,916	100.0%		5,353,222	100.0%		5,944,262	100.0%		6,814,383		98,531	100.0%
Allowance for loan losses		(122,629)			(160,625)			(200,049)			(275,720)			(344,766)		(4,985)
Net loans	Rs.	4,384,901		Rs.	4,937,291		Rs.	5,153,173		Rs.	5,668,542		Rs.	6,469,617	US$	93,546

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 64.5 billion at March 31, 2019.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding metal), automobiles, textile, drugs and pharmaceuticals and fast moving consumer goods.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. We are focused on capitalizing on opportunities in retail lending, including cross-selling additional products to our existing customers and growing our lending to small businesses, while adopting a selective approach to corporate lending. Given the focus on the above priorities, gross retail finance advances (including loans against foreign currency non-resident deposits) increased by 22.8% compared to an increase of 14.6% in total gross advances in fiscal 2019. As a result, retail finance increased from 54.0% of gross loans at year-end fiscal 2018 to 57.8% of gross loans at year-end fiscal 2019. Further, non-retail finance advances increased primarily due to an increase in advances to the services-finance sector by Rs. 124.3 billion and roads, port, telecom, urban development and other infrastructure by Rs. 83.2 billion, offset, in part, by a decrease in advances to the Power sector by Rs. 75.8 billion. The net increase in advances to services-finance and roads, port, telecom, urban development and other infrastructure in fiscal 2019 was primarily to the higher rated borrowers based on the Bank’s internal ratings.

At year-end fiscal 2019, our 20 largest borrowers accounted for approximately 7.8% of our gross loan portfolio, with the largest borrower accounting for approximately 1.0% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 1.7% of our gross loan portfolio.

At year-end fiscal 2019, our largest non-bank borrower accounted for approximately 9.6% of our capital funds. The largest group of companies under the same management control accounted for approximately 23.2% of our capital funds.

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

		Rupees in million
Rating Grades	At March 31, 2018		At March 31, 2019
Investment grade	Rs.	5,116,900.0	6,168,280.0
AAA, AA+, AA, AA-, 1, 2A-C		2,401,591.4	2,909,992.5
A+, A, A-, 3 A-C		1,143,411.6	1,434,522.3
BBB+, BBB and BBB-, 4A-C		1,571,897.0	1,823,765.2
Below investment grade[1]		517,230.2	281,763.5
Unrated		34,412.0	19,573.3
Net loans	Rs.	5,668,542.2	6,469,616.8

 ____________________________________________

1.	Includes non-performing and restructured loans.

See also “Consolidated financial Statements-Schedules forming part of the consolidated financial statements—Additional Notes-Note 7 - Credit quality indicators of loans”.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2019.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes bank credit in India adjusted by bills rediscounted with the Reserve Bank of India and other approved financial institutions and certain investments including priority sector lending certificates and investments in Rural Infrastructure Development Fund and other specified funds on account of priority sector shortfall and is computed with reference to the outstanding amount at corresponding date of the preceding year as prescribed by the Reserve Bank of India guidelines ‘Master Direction – Priority Sector Lending – Targets and Classification’. Further, the Reserve Bank of India allow exclusion from adjusted net bank credit for loans extended in India against incremental foreign currency non-resident (bank)/non-resident external deposits during specified period and funds raised by way of the issue of long-term bonds for financing infrastructure and low-cost housing subject to certain limit.

As prescribed by the Reserve Bank of India’s Master Direction on “Priority Sector Lending - Targets and Classification” dated July 7, 2016, the priority sectors include the agricultural sector, food and agri-based industries, small, micro and medium enterprises, education, housing, social infrastructure, renewable energy and export credit. The overall target for priority sector lending is 40.0% of the adjusted net bank credit, out of which banks are required to lend a minimum of 18.0% to the agriculture sector. There are sub-targets of 8.0% for lending to small & marginal farmers (out of agriculture) and 7.5% lending target to micro-enterprises. The Reserve Bank of India had directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India has set a target of 12.0% of adjusted net bank credit for this purpose for fiscal 2019. Banks are also required to lend 10.0% of their adjusted net bank credit, to certain borrowers under the “weaker section” category. The Reserve Bank of India has also directed banks to maintain lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. Priority sector lending achievement are evaluated on a quarterly average basis from fiscal 2017 instead of only at the year-end earlier.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, the Micro Units Development and Refinance Agency (MUDRA) Limited and other financial institutions as decided by the Reserve Bank of India from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2019, our total investment in such funds was Rs. 292.6 billion, which was fully eligible for consideration in overall priority sector achievement.

As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis from fiscal 2017 onwards. Total priority sector lending for fiscal 2019 was Rs. 1,891.7 billion constituting 41.5% (Rs. 1,500.8 billion constituting 37.7% for fiscal 2018) of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to agriculture sector for fiscal 2019 was Rs. 749.8 billion constituting 16.5% (Rs. 587.6 billion constituting 14.8% for fiscal 2018) of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advance to weaker sections for fiscal 2019 was Rs. 403.5 billion constituting 8.9% (Rs. 246.6 billion constituting 6.2% for fiscal 2018) of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. The average lending to small and marginal farmers for fiscal 2019 was Rs. 307.7 billion constituting 6.8% (Rs. 170.7 billion constituting 4.3% for fiscal 2018) of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 360.1 billion constituting 7.9% (Rs. 266.3 billion constituting 6.7% for fiscal 2018) of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 496.1 billion constituting 10.9% (Rs. 352.0 billion constituting 8.9% for fiscal 2018) of adjusted net bank credit against the requirement of 12.0% of adjusted net bank credit. The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s average priority sector loans, classified by the type of borrower

	Fiscal 2019
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector	Rs.	749.8	US$	11	39.6%	16.5%
Micro, small and medium enterprises		856.2		12	45.3	18.8
Others		285.7		4	15.1	6.3
Total	Rs.	1,891.7	US$	27	100.0%	41.5%

	Fiscal 2018
	Amount				% of total priority sector lending		% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector	Rs.	587.6	US$	9	39.2.	%	14.8%
Micro, small and medium enterprises		635.1		9	42.3		16.0
Others		278.1		4	18.5		7.0
Total	Rs.	1,500.8	US$	22	100.0%		37.7%

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2019, ICICI Bank’s export credit was Rs. 58.5 billion, which amounted to 1.3% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate till March 31, 2016. The Asset Liability Management

Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 were linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank’s base rate at July 31, 2019 was 8.95% per annum payable monthly.

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

Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank marginal cost of funds based lending rate and comprise the ICICI Bank marginal cost of funds based lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its marginal cost of funds based lending rate, except for certain exemptions. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers will also have the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the marginal cost of funds based lending rate system, would continue to be based on the earlier benchmark rate regimes. ICICI Bank marginal cost of funds based lending rates at July 31, 2019 between 8.40%-8.65%.

In February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard are awaited. Further, in December 2018, a Report of the Internal Study Group to review the Working of the Marginal Cost of Funds based Lending Rate (MCLR) System recommended the use of external benchmarks by banks for floating rate loans instead of the present system of internal benchmarks. As a step in that direction, it was proposed that all new floating rate personal or retail loans (housing, auto, etc.) and floating rate loans to Micro and Small Enterprises extended by banks from April 1, 2019 shall be benchmarked to one of the specified external benchmark. However, the Reserve Bank of India in its First Bi-monthly Monetary Policy Statement for 2019-20 in April 2019 decided to hold further consultations with stakeholders. Final instructions/guidelines in this regard are awaited.

Classification of Loans

ICICI Bank classifies its assets, including those in the overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a continuous period of 90 days and in respect of bills, if the account remains continuously overdue for more than 90 days. The Reserve Bank of India guidelines also require banks to classify an asset as non-performing based on qualitative criteria such as use of loan funds by a borrower for purposes other than those stipulated at the time of loan origination, inability of a borrower to perform or comply with the terms stipulated in a restructuring scheme for loans restructured with forbearance in asset classification, assessment of a borrower’s ability to complete projects which have been funded by the Bank within certain timelines documented at the time of loan origination and certain other non-financial parameters. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. Loans made by our United Kingdom banking subsidiary are classified as impaired only if there is objective evidence of impairment as a result of one or more events (a loss event) that occurred after the initial recognition of the loan and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Loans made by our Canadian banking subsidiary are considered credit impaired when one or more events that have a detrimental impact on the estimated cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as nonperforming assets to the extent of the amount is outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period for the implementation of projects) are classified as non-performing, other than loans already restructured prior to March 31,

2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. See below “—Restructured Loans”.

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

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. A loan extended for the implementation of an infrastructure project, is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement. Similarly, a loan extended for the implementation of a non-infrastructure project, is classified as non-performing if the project fails to commence operations within 12 months from the documented date of such commencement. In April 2015, the Reserve Bank of India issued guidelines for revival of projects which have been delayed due to inadequacies of the existing project sponsors through a change in ownership of such projects. The guidelines permitted banks to extend the date for the commencement of commercial operations of such projects up to a further period of two years subsequent to a change in ownership of the borrowing entity being effected, with such assets being classified as standard. This would be in addition to the extension of the period for completion of the projects as described above. Loans granted for the implementation of projects, restructured due to a delay in implementation of the project (up to a specified period), continue to enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

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

The Reserve Bank of India issued various schemes for the resolution of stressed borrower accounts between February 2014 and June 2016. The Reserve Bank of India announced guidelines on strategic debt restructuring in fiscal 2016, under which the conversion of debt into equity was allowed, which resulted in the acquisition of ownership interests in the borrowers by banks. On the conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (stand-still benefit). Apart from the strategic debt restructuring scheme, the Reserve Bank of India also issued guidelines with respect to loans to borrowers, allowing a change in ownership of the borrowers outside the strategic debt restructuring framework. This guideline allowed the stand-still benefits in asset classification of borrowers in-line with the strategic debt restructuring scheme. In fiscal 2017, the scheme for sustainable structuring of stressed assets was introduced, which sought to strengthen the ability of banks to undertake the resolution of large borrower accounts that were facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to the fulfillment of certain conditions, for the sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, these schemes were discontinued. The stand-still benefits in asset classification of borrowers, where strategic debt restructuring, change in ownership of the borrowers outside the strategic debt restructuring and sustainable structuring of stressed assets were invoked but not implemented, was withdrawn. Hence, the Bank classified loans where any of these schemes had been invoked but not implemented as non-performing at year-end fiscal 2018.

From February 12, 2018, the definition of restructuring was expanded to include loans where the Bank has entered into a settlement and the time given for payment of the settlement amount exceeded three months. In case of restructuring, the accounts classified as “standard” must be immediately downgraded as non-performing assets. Further, the guidelines required that the residual debt under restructuring should necessarily receive a stipulated minimum credit rating from one or two rating agencies depending on the size of the exposure. The guidelines also stipulate additional conditions for upgrading standard accounts classified as non-performing and non-performing accounts that have been restructured. Restructured loans can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least 20.0% of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan whichever is later. In addition to satisfactory performance during the ‘specified period’, accounts above a specified threshold (currently Rs. 5.0 billion and above) shall also require their credit facilities to have an investment grade rating at the end of ‘specified period’ by credit rating agencies accredited by the Reserve Bank of India for the purpose of bank loan ratings.

The Reserve Bank of India issued a fresh framework on resolution of stress assets on June 7, 2019 and accordingly restructured loans can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least 10.0% of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan whichever is later. In addition to satisfactory performance during the ‘specified period’, accounts above a specified threshold (currently Rs. 1.0 billion and above) shall also require their credit facilities to have an investment grade rating at the end of ‘specified period’ by one or two credit rating agencies, depending on the size of exposure, accredited by the Reserve Bank of India for the purpose of bank loan ratings.

If a restructured account fails to perform satisfactorily at any point of time during the ‘specified period’, the credit facilities shall be re-classified in the non-performing category (that is, sub-standard, doubtful or loss) as per the repayment schedule that existed before the restructuring. Any future upgrade for such accounts shall be contingent on the implementation of a fresh resolution plan and demonstration of satisfactory performance thereafter.

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

•      farm credit to borrowers in the agriculture sector and loans to the Small and Micro Enterprise sector, which attract a provisioning requirement of 0.25%,

•      advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively, and

•      housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

The standard asset provisioning on restructured loans is required to be maintained at 5.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attract a standard asset provision of 5.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of upgrade.
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

Apart from the provisions mentioned above, in accounts where the Bank has initiated a change in ownership by conversion of loans into shares under the Strategic Debt Restructuring or outside the Strategic Debt Restructuring mechanism, a provision of 15.0% was required to be made by the end of the 18 months stand-still period. These provisions were to be made over a period of four quarters on the residual loan after such conversion. See also “Overview of the Indian Financial Sector - Legislative Framework for Recovery of Debts due to Banks”. From February 12, 2018, the guidelines on Strategic Debt Restructuring or outside the Strategic Debt Restructuring for loans were revoked where it was not already implemented.

In respect of non-retail loans reported as fraudulent to the Reserve Bank of India and classified in the doubtful category, the entire amount, without considering the value of security, can be provided for over a period of not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in the reporting of the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is required to be provided immediately. In the case of fraud in retail loan accounts, the entire amount is required to be provided immediately.

In April 2017, the Reserve Bank of India through its circular advised banks that the provisioning rates prescribed under the prudential norms circular are at the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. As per the guidelines issued by the Reserve Bank of India, the Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors. From fiscal 2019, the banks are also required to make additional provision on incremental exposure to borrowers identified as per the Reserve Bank of India’s large exposure framework. See also “Risk Factors-Risks Relating to Our Business-We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected”.

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

During first half of fiscal 2018, the Reserve Bank of India advised banks to initiate insolvency resolution processes under the provisions of Insolvency and Bankruptcy Code, 2016 for certain specific accounts. The Reserve Bank of India also required the banks to make a provision at 50.0% of the secured portion and 100.0% of unsecured portion, or a provision as per extant Reserve Bank of India guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, the Reserve Bank of India revised the provisioning requirements in respect of these specified cases from 50.0% of secured portion to 40.0% of secured portion at year-end fiscal 2018 and to 50.0% of the secured portion at June 30, 2018.

The Reserve Bank of India issued a fresh framework on resolution of stress assets on June 7, 2019 by which the banks are required to implement the resolution plan within 180 days from the end of “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. These additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery.

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

The Bank also made a provision of 15.0%, within a period of four quarters, on the residual loan amount (after conversion of loans into shares) on loans where the Bank had initiated steps for a change in management of a borrower entity by acquiring a majority equity interest in the borrower’s share capital under the Reserve Bank of India’s guidelines on strategic debt restructuring or outside the scheme of strategic debt restructuring. Similarly, if borrowers had implemented projects which were facing stress and the Bank along with other lenders has implemented the scheme for sustainable structuring of stressed assets, the Bank made provisions as per the Reserve Bank of India guidelines for such schemes. The Reserve Bank of India issued revised guidelines on February 12, 2018 which superseded the existing guidelines on change of ownership under strategic debt restructuring and outside strategic debt restructuring and the scheme for sustainable structuring of stressed assets for loans where it has not already been implemented.

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

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019. However, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. A few large accounts were resolved under the

Insolvency and Bankruptcy Code during fiscal 2019. However, there are delays in the resolution of accounts referred under the Code and if resolutions of accounts are not achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. In a recent judgment, the National Company Law Appellate Tribunal has treated secured and unsecured financial creditors to a borrower referred under the Code similarly with respect to the level of recovery, and has also held that there should be equal distribution of resolution proceeds between operational and financial creditors under a resolution plan. The government has, subsequently, proposed to amend the Code and among other measures also empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds. Further, during fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. As non-banking finance companies have slowed down lending, there could be refinancing challenges for their borrowers. Further, challenges also emerged in certain sectors and borrower groups, such as real estate developers, and borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges.

See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “Risk Factors—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”, “—Strategy” and “Operating and Financial Review and Prospects—Executive Summary—Business environment—Trends in fiscal 2018”.

There were challenges in our financing to farmers for agriculture and allied activities, as some state governments announced agriculture loan waiver schemes for farmers which resulted in non-repayment of loans by some farmers residing in those states in fiscal 2018 and fiscal 2019. While the cost of such schemes is borne by the state governments, such schemes or borrowers’ expectations of such schemes have resulted in higher delinquencies in the kisan credit card portfolio.

Various factors, including a rise in unemployment, prolonged recessionary conditions, decline in household savings and income levels, stress in real-estate builder segment, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, refinance risks due to slow-down in lending by non-banking financial companies, housing finance companies and other financial intermediaries, developments in the global and Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if we are unable to adequately control the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer” and “—Strategy”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2015		2016		2017		2018		2019		2019
	(in millions, except percentages)
Consumer loans and credit card receivables(1)	Rs.	25,504	Rs.	26,757	Rs.	28,062	Rs.	40,483	Rs.	51,409	US$	743
Rupee		25,504	26,756			28,061		40,478		51,278		741
Foreign currency		—	1			1		5		131		2
Commercial(2)		148,296	266,389			430,792		534,771		440,429		6,368
Rupee		99,288	155,482			228,643		285,415		260,783		3,771
Foreign currency		49,008	110,907			202,149		249,356		179,646		2,597
Leasing and related activities		70	70			7		7		7		—
Rupee		70	70			7		7		7		—
Foreign currency		—	—			—		—		—		—
Total non-performing assets		173,870	293,216			458,861		575,261		491,845		7,111
Rupee		124,862	182,308			256,711		325,900		312,068		4,512
Foreign currency		49,008	110,908			202,150		249,361		179,777		2,599
Gross non-performing assets(3)(4)		173,870	293,216			458,861		575,261		491,845		7,111
Provisions for loan losses		(96,655)	(145,431)			(188,530)		(281,714)		(348,522)		(5,039)
Net non-performing assets	Rs.	77,215	Rs.	147,785	Rs.	270,331	Rs.	293,547	Rs.	143,323	US$	2,072
Gross customer assets(3)	Rs.	5,149,278	Rs.	5,718,339	Rs.	5,923,253	Rs.	6,681,141	Rs.	7,535,320	US$	108,955
Net customer assets	Rs.	5,026,019	Rs.	5,556,942	Rs.	5,720,375	Rs.	6,393,368	Rs.	7,183,487	US$	103,868
Gross non-performing assets as a percentage of gross customer assets		3.4%	5.1%			7.7%		8.6%		6.5%
Net non-performing assets as a percentage of gross customer assets		1.5%	2.7%			4.7%		4.6%		2.0%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, the change in our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing asset portfolio(1).

	March 31,
Particulars	2015		2016		2017		2018		2019		2019
	(in millions)
A. Consumer loans & credit card receivables(2)
Non-performing assets at the beginning of the fiscal year	Rs.	32,968	Rs.	25,504	Rs.	26,757	Rs.	28,062	Rs.	40,483	US$	585
Addition: New non-performing assets during the year		13,030		16,979		15,940		28,777		29,181		422
Less: Upgrade(3)		(4,425)		(6,323)		(5,337)		(4,107)		(5,386)		(78)
Recoveries (excluding recoveries made from upgraded accounts)		(7,505)		(6,626)		(7,192)		(8,105)		(11,224)		(162)
Write-offs		(8,564)		(2,777)		(2,106)		(4,144)		(1,645)		(24)
Non-performing assets at the end of the fiscal year	Rs.	25,504	Rs.	26,757	Rs.	28,062	Rs.	40,483	Rs.	51,409	US$	743
B. Commercial(4)
Non-performing assets at the beginning of the fiscal year	Rs.	89,929	Rs.	148,296	Rs.	266,389	Rs.	430,792	Rs.	534,771	US$	7,732
Addition: New non-performing assets during the year		77,915		161,423		332,341		267,192		91,612		1,325
Less: Upgrade(3)		(1,500)		(5,181)		(4,741)		(34,561)		(12,882)		(186)
Recoveries (excluding recoveries made from upgraded accounts)		(7,434)		(8,727)		(39,209)		(39,998)		(51,372)		(743)
Write-offs		(10,614)		(29,422)		(123,988)		(88,654)		(121,700)		(1,760)
Non-performing assets at the end of the fiscal year	Rs.	148,296	Rs.	266,389	Rs.	430,792	Rs.	534,771	Rs.	440,429	US$	6,368
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	97	Rs.	70	Rs.	70	Rs.	7	Rs.	7	US$	—
Addition: New non-performing assets during the year		—		—		—		—		—		—
Less: Upgrade(3)		—		—		—		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		(27)		—		—		—		—		—
Write-offs		—		—		(63)		—		—		—
Non-performing assets at the end of the fiscal year	Rs.	70	Rs.	70	Rs.	7	Rs.	7	Rs.	7	US$	—
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	122,994	Rs.	173,870	Rs.	293,216	Rs.	458,861	Rs.	575,261	US$	8,317
Addition: New non-performing assets during the year		90,945		178,402		348,281		295,969		120,793		1,747
Less: Upgrade(3)		(5,925)		(11,504)		(10,078)		(38,668)		(18,268)		(264)
Recoveries (excluding recoveries made from upgraded accounts)		(14,966)		(15,353)		(46,401)		(48,103)		(62,596)		(905)
Write-offs		(19,178)		(32,199)		(126,157)		(92,798)		(123,345)		(1,784)
Non-performing assets at the end of the fiscal year(4)	Rs.	173,870	Rs.	293,216	Rs.	458,861	Rs.	575,261	Rs.	491,845	US$	7,111

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(4)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2015			2016			2017			2018			2019
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	35,199	20.2%	Rs.	39,669	13.5%	Rs.	38,224	8.3%	Rs.	50,458	8.8%	Rs.	62,667	US$	906	12.7%
Iron/steel and products		9,871	5.7		65,175	22.2		85,557	18.6		73,962	12.9		41,537		601	8.4
Power		667	0.4		17,512	6.0		63,969	13.9		105,673	18.4		73,327		1,060	14.9
Cement		300	0.2		—	—		53,781	11.7		—	—		—		—	—
Services—non finance		25,890	14.9		36,408	12.4		43,659	9.5		54,847	9.5		30,350		439	6.2
Mining		1,629	0.9		779	0.3		40,112	8.7		90,522	15.7		64,927		939	13.2
Construction		8,686	5.0		23,679	8.1		38,347	8.4		66,949	11.6		62,836		909	12.8
Roads, ports, telecom, urban development & other infrastructure		22,781	13.1		30,904	10.5		23,043	5.0		26,900	4.7		28,346		410	5.8
Shipping		15,000	8.6		19,595	6.7		14,338	3.1		11,750	2.0		10,636		154	2.2
Gems & jewelry		5,311	3.1		8,205	2.8		9,455	2.1		12,006	2.1		13,325		193	2.7
Food and beverages		6,102	3.5		6,771	2.3		8,312	1.8		9,011	1.6		18,233		264	3.7
Wholesale/retail trade		4,840	2.8		5,896	2.0		7,033	1.5		6,201	1.1		9,443		137	1.9
Crude petroleum/ refining and petrochemicals		2,750	1.6		2,914	1.0		3,816	0.8		21,718	3.8		22,609		327	4.6
Electronics and engineering		8,775	5.0		3,796	1.3		3,329	0.7		15,617	2.7		17,050		247	3.5
Textile		7,204	4.1		12,059	4.1		2,913	0.6		3,197	0.6		3,119		45	0.6
Chemicals & fertilizers		1,791	1.0		2,053	0.7		1,151	0.3		1,545	0.3		3,325		48	0.7
Metal & products (excluding iron & steel)		1,719	1.0		2,102	0.7		1,081	0.2		1,088	0.2		1,278		18	0.3
Services—finance		558	0.3		523	0.2		—	—		—	—		3,331		48	0.7
Other Industries(2)		14,797	8.6		15,176	5.2		20,741	4.8		23,817	4.0		25,506		366	5.1
Gross non-performing assets	Rs.	173,870	100.0%	Rs.	293,216	100.0%	Rs.	458,861	100.0%	Rs.	575,261	100.0%	Rs.	491,845	US$	7,112	100.0%
Aggregate provision for loan losses		(96,655)			(145,431)			(188,530)			(281,714)			(348,522)		(5,039)
Net nonperforming assets	Rs.	77,215		Rs.	147,785		Rs.	270,331		Rs.	293,547		Rs.	143,323	US$	2,072

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and fast moving consumer goods.

See “—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment—Trends in fiscal 2018”.

The Indian corporate sector experienced several challenges from fiscal 2012. These challenges resulted in lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, for the banking sector and the Bank since fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year.

The additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019. However, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. A few large accounts were resolved under the Insolvency and Bankruptcy Code during fiscal 2019. However, there are delays in the resolutions of accounts referred under the Code and if resolution of accounts are not achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. In a recent judgment, the National Company Law Appellate Tribunal has treated secured and unsecured financial creditors to a borrower referred under the Code similarly with respect to the level of recovery, and has also held that there should be equal distribution of resolution proceeds between operational and financial creditors under a resolution plan. The government has, subsequently, proposed to amend the Code and among other measures also empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds. Further, during fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. As non-banking finance companies have slowed down lending, there could be refinancing challenges for their borrowers. Further, challenges also emerged in certain sectors and borrower groups, such as real estate developers, and borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges.

The gross additions to non-performing commercial loans were Rs. 332.3 billion in fiscal 2017 and Rs. 267.2 billion in fiscal 2018. The gross additions to non-performing commercial loans were significantly lower at Rs. 91.6 billion in fiscal 2019. During fiscal 2019, we upgraded non-performing commercial loans amounting to Rs. 12.9 billion and made recoveries of non-performing commercial loans amounting to Rs. 51.4 billion. During fiscal 2019, commercial loans amounting to Rs. 121.7 billion were written-off as compared to Rs. 88.7 billion in fiscal 2018 based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 534.8 billion at year-end fiscal 2018 to Rs. 440.4 billion at year-end fiscal 2019.

Gross additions to non-performing consumer loans were Rs. 29.2 billion in fiscal 2019 as compared to Rs. 28.8 billion in fiscal 2018. During fiscal 2019, we upgraded non-performing consumer loans of Rs. 5.4 billion as compared to Rs. 4.1 billion in fiscal 2018. During fiscal 2019, we made recoveries against non-performing consumer loans of Rs. 11.3 billion (fiscal 2018: Rs. 8.2 billion) and written-off loans of Rs. 1.6 billion (fiscal 2018: Rs. 4.1 billion). Gross non-performing consumer loans increased from Rs. 40.5 billion at year-end fiscal 2018 to Rs. 51.4 billion at year-end fiscal 2019.

As a result of above, our gross non-performing assets decreased by 14.5% from Rs. 575.3 billion at year-end fiscal 2018 to Rs. 491.8 billion at year-end fiscal 2019. Our net non-performing assets decreased by 51.2% from Rs. 293.5 billion at year-end fiscal 2018 to Rs. 143.3 billion at year-end fiscal 2019. The net non-performing asset ratio decreased from 4.6% at year-end fiscal 2018 to 2.0% at year-end fiscal 2019. The provision coverage ratio (excluding cumulative technical/prudential write-offs) increased significantly from 49.0% at year-end fiscal 2018 to 70.9% at year-end fiscal 2019.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 42.2 billion at March 31, 2019 with provision of Rs. 15.9 billion.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2015		2016		2017		2018		2019
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans and credit card receivables	Rs.	221	Rs.	94	Rs.	168	Rs.	230	Rs.	138	US$	2
Rupee		221		94		168		230		138		2
Foreign currency		—		—		—		—		—		—
Commercial(1)		130,566		98,580		50,687		18,349		3,599		52
Rupee		86,694		73,972		35,139		5,529		3,220		47
Foreign currency		43,872		24,608		15,548		12,820		379		5
Total restructured loans		130,787		98,674		50,855		18,579		3,737		54
Rupee		86,915		74,067		35,307		5,759		3,358		49
Foreign currency		43,872		24,608		15,548		12,820		379		5
Gross restructured loans(2)		130,787		98,674		50,855		18,579		3,737		54
Provisions for loan losses		(9,458)		(7,581)		(3,012)		(628)		(279)		(4)
Net restructured loans	Rs.	121,329	Rs.	91,093	Rs.	47,843	Rs.	17,951	Rs.	3,458	US$	50
Gross customer assets(2)	Rs.	5,149,278	Rs.	5,718,339	Rs.	5,923,253	Rs.	6,681,141	Rs.	7,535,320	US$	108,955
Net customer assets	Rs.	5,026,019	Rs.	5,556,942	Rs.	5,720,375	Rs.	6,393,368	Rs.	7,183,487	US$	103,868

	At March 31,
	2015	2016	2017	2018	2019
Gross restructured loans as a percentage of gross customer assets	2.5%	1.7%	0.9%	0.3%	0.0%
Net restructured loans as a percentage of net customer assets	2.4%	1.6%	0.8%	0.3%	0.0%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2015			2016			2017			2018			2019
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Construction	Rs.	34,718	26.5%	Rs.	34,470	34.9%	Rs.	18,893	37.2%	Rs.	611	3.3%	Rs.	239	US$	3	6.4%
Roads, port, telecom, urban development & other infrastructure		13,580	10.4		15,090	15.3		8,271	16.3		1,103	5.9		299		4	8.0
Power		13,378	10.2		2,080	2.1		1,296	2.5		971	5.2		94		1	2.5
Drugs and pharmaceuticals		12,364	9.5		4,708	4.8		3,680	7.2		2,024	10.9		625		9	16.7
Services-non finance		10,515	8.0		2,747	2.8		89	0.2		—	—		—		—	—
Iron/steel & products		9,006	6.9		9,517	9.6		1,570	3.1		—	—		—		—	—
Electronics & engineering		8,351	6.4		7,735	7.8		3,191	6.3		1,746	9.4		1,660		24	44.4
Chemicals & fertilizers		7,737	5.9		634	0.6		367	0.7		323	1.7		303		4	8.1
Services-finance		5,054	3.9		2,239	2.3		—	—		—	—		—		—	—
Mining		3,502	2.7		3,936	4.0		—	—		—	—		—		—	—
Shipping		2,270	1.7		3,033	3.1		2,799	5.5		—	—		—		—	—
Textiles		1,845	1.4		196	0.2		218	0.4		191	1.0		145		2	3.9
Food & beverages		1,494	1.1		2,519	2.6		886	1.7		656	3.5		—		—	—
Wholesale/retail trade		1,269	1.0		—	—		—	—		—	—		—		—	—
Metal & products (excluding iron & steel)		251	0.2		—	—		—	—		—	—		—		—	—
Retail finance		221	0.2		94	0.1		168	0.3		158	0.8		93		1	2.5
Manufacturing products (excluding metals)		202	0.2		235	0.2		384	0.8		—	—		—		—	—
Automobile (including trucks)		—	—		—	—		1,187	2.3		1,193	6.4		—		—	—
Crude petroleum/ refining & petrochemicals		—	—		8,114	8.2		7,856	15.4		9,603	51.7		—		—	—
Others		5,030	3.8		1,327	1.3		1	0.0		—	—		280		4	7.5
Gross restructured loans	Rs.	130,787	100.0%	Rs.	98,674	100.0%	Rs.	50,855	100.0%	Rs.	18,579	100.0%	Rs.	3,737	US$	54	100.0%
Aggregate provision for loan losses		(9,458)			(7,581)			(3,012)			(628)			(279)		(4)
Net restructured loans	Rs.	121,329		Rs.	91,093		Rs.	47,843		Rs.	17,951		Rs.	3,458	US$	50

(1)	Others primarily include real estate.

During fiscal 2019, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 0.5 billion, as compared to Rs. 2.2 billion during fiscal 2018. Further, during fiscal 2019, restructured standard loans amounting to Rs. 4.0 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 22.8 billion during fiscal 2018. Restructured loans amounting to Rs. 10.4 billion were upgraded to standard category in fiscal 2019. The gross outstanding standard restructured loans decreased by 79.9% from Rs. 18.6 billion at year-end fiscal 2018 to Rs. 3.7 billion at year-end fiscal 2019 and the net outstanding restructured loans decreased by 80.7% from Rs. 18.0 billion at year-end fiscal 2018 to Rs. 3.5 billion at year-end fiscal 2019. The outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 0.6 billion at year-end fiscal 2018 to Rs. 0.3 billion at year-end fiscal 2019. See also “Operating and Financial Review and Prospects—Provisions for Non-Performing Assets and Restructured Loans”.

Further, at year-end fiscal 2019, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 2.1 billion.

The aggregate gross non-performing assets and gross standard restructured loans decreased by Rs. 98.3 billion, or 16.5%, from Rs. 593.8 billion at year-end fiscal 2018 to Rs. 495.6 billion at year-end fiscal 2019. The aggregate net non-performing assets and net restructured loans decreased by Rs. 164.7 billion, or 52.9%, from Rs. 311.5 billion at year-end fiscal 2018 to Rs. 146.8 billion at year-end fiscal 2019.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. Accordingly, at year-end fiscal 2019, the portfolio of such loans was Rs. 45.9 billion (March 31, 2018: Rs. 60.6 billion) out of which Rs. 19.1 billion (March 31, 2018: Rs. 21.2 billion) was classified as performing loans.

At year-end fiscal 2019, the Bank had implemented the scheme for sustainable structuring of stressed assets in three standard borrower accounts with an aggregate balance outstanding of Rs. 6.2 billion, comprising Rs. 3.3 billion of sustainable debt and Rs. 2.9 billion of unsustainable debt. (March 31, 2018: Rs. 6.6 billion). The aggregate non-fund based outstanding to these borrowers was Rs. 15.4 billion at year-end fiscal 2019.

See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2019, the Bank’s Canadian subsidiary classified its exposure of Rs. 13.7 billion as Stage-2 (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance of Rs. 0.4 billion.

In fiscal 2019, we sold commercial loans made to 15 borrowers with an aggregate book value (net of provision) of Rs. 2.8 billion to asset reconstruction companies. In fiscal 2018, we sold commercial loans made to 12 borrowers with an aggregate book value (net of provision) of Rs. 2.7 billion to asset reconstruction companies. See also “—Classification of Loans—Non-Performing Asset Strategy”.

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

In February 2018, Reserve Bank of India announced a revised framework for the resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. The revised guidelines stipulated that all lenders would put in place Board-approved policies for resolution of stressed assets, including the timelines for resolution. The guidelines provided a definition of ‘default’ which means non-payment of debt when whole or any part or instalment of the amount of debt has become due and payable and is not repaid by the debtor or the corporate debtor, as the case may be. The guidelines stipulated that as soon as there was a default in the borrower entity’s account with any lender, all lenders, either singly or jointly, shall initiate steps to cure the default. The resolution plan may include regularization of the account by payment of all over dues by the borrower entity, sale of the exposures by the lenders to other entities/investors, change in ownership, or restructuring. The residual debt in resolution plan involving restructuring or change in ownership in respect of accounts where aggregate exposure of the lenders is Rs. 1.0 billion or more should necessarily receive a minimum credit rating from one or two rating agencies depending on the size of exposure. Banks would have to implement a resolution plan within 180 days of the default date or March 1, 2018 (in case default was prior to March 31, 2018), whichever is later, in respect of accounts where aggregate exposure of the lenders is Rs. 20.0 billion or more. In case the resolution plan was not implemented, the borrower would have to be referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. The Reserve Bank of India issued a fresh framework on resolution of stress assets on June 7, 2019 by which the banks are now required to implement the resolution plan within 180 days from the end of “review period” (30 days from default) in respect any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. These additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. We sold net non-performing assets to asset reconstruction companies amounting to Rs. 1.5 billion in fiscal 2014, Rs. 3.3 billion in fiscal 2015, Rs. 6.7 billion in fiscal 2016, Rs. 37.1 billion in fiscal 2017, Rs. 2.7 billion in fiscal 2018 and Rs. 2.8 billion in fiscal 2019. At year-end fiscal 2018, we had an outstanding net investment of Rs. 34.4 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets. We are also permitted to sell financial assets, classified as standard assets that are overdue for more than 60 days to asset reconstruction companies in terms of the Reserve Bank of India guidelines. We sold financial assets classified as standard amounting to Rs. 3.2 billion in fiscal 2016, Rs. 5.8 billion in fiscal 2017 and Rs. 2.7 billion in fiscal 2018 and nil in fiscal 2019. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Guidelines on Sale and Purchase of Non-Performing Assets”.

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

Provision for Loan Losses

The following table sets forth, at the periods indicated, the change in the provisions for our non-performing asset portfolio(1)

	At March 31,
	2015		2016		2017		2018		2019		2019
	(in millions)
A. Consumer loans & credit card receivables(2)
Aggregate provision for loan losses at the beginning of the year	Rs.	25,587	Rs.	16,752	Rs.	16,052	Rs.	17,209	Rs.	22,284	US$	322
Add: Provision made during the year		4,580		6,097		7,110		10,982		12,940		187
Less: Provision utilized for write-off		(8,609)		(2,778)		(2,106)		(1,148)		(1,641)		(24)
Less: Write-back of excess provisions		(4,806)		(4,019)		(3,847)		(4,759)		(5,330)		(77)
Aggregate provision for loan losses at the end of the year	Rs.	16,752	Rs.	16,052	Rs.	17,209	Rs.	22,284	Rs.	28,253	US$	408
B. Commercial(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	52,682	Rs.	79,833	Rs.	129,309	Rs.	171,314	Rs.	259,423	US$	3,751
Add: Provision made during the year		38,278		81,046		163,996		194,890		197,317		2,853
Less: Provision utilized for write-off		(9,107)		(26,866)		(114,415)		(86,830)		(120,670)		(1,744)
Less: Write-back of excess provision		(2,020)		(4,704)		(7,576)		(19,951)		(15,808)		(229)
Aggregate provision for loan losses at the end of the year	Rs.	79,833	Rs.	129,309	Rs.	171,314	Rs.	259,423	Rs.	320,262	US$	4,631
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	97	Rs.	70	Rs.	70	Rs.	7	Rs.	7	US$	—
Add: Provision made during the year		—		—		—		—		—		—
Less: Provision utilized for write-off		—		—		(63)		—		—		—
Less: Write-back of excess provision		(27)		—		—		—		—
Aggregate provision for loan losses at the end of the year	Rs.	70	Rs.	70	Rs.	7	Rs.	7	Rs.	7	US$	—
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	78,366	Rs.	96,655	Rs.	145,431	Rs.	188,530	Rs.	281,714	US$	4,073
Add: Provision made during the year		42,858		87,143		171,106		205,872		210,257		3,040
Less: Provision utilized for write-off		(17,716)		(29,644)		(116,584)		(87,978)		(122,311)		(1,768)
Less: Write-back of excess provision		(6,853)		(8,723)		(11,423)		(24,710)		(21,138)		(306)
Aggregate provision for loan losses at the end of the year	Rs.	96,655	Rs.	145,431	Rs.	188,530	Rs.	281,714	Rs.	348,522	US$	5,039

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(3)	Includes working capital finance.

As discussed above, the challenges experienced by the Indian corporate sector led to a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, for the banking sector and the Bank since fiscal 2016. In fiscal 2019, the additions to non-performing loans in the banking system, including us, moderated. During the year, a few large accounts referred under the Insolvency and Bankruptcy Code were resolved. However, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans.

While gross additions to the non-performing assets decreased to Rs. 120.8 billion in fiscal 2019 as compared to gross additions of Rs. 296.0 billion in fiscal 2018 and Rs. 348.3 billion in fiscal 2017, provision for non-performing and other assets increased from Rs. 147.5 billion in fiscal 2018 to Rs. 176.1 billion in fiscal 2019 primarily due to ageing provision on loans classified as non-performing during previous years.

During fiscal 2018, the Reserve Bank of India advised the banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code for certain specific accounts. The Reserve Bank of India also required the banks to make provision at 40% of the secured portion and 100% of unsecured portion, or provision as per extant Reserve Bank of India guideline on asset classification norms, whichever is higher, at year-end fiscal 2018. Banks were required to further increase the provision on the secured portion of the loan to 50.0% at June 30, 2018. During the three months ended June 30, 2018, the Bank had made the provision on these accounts as per April 2018 guidelines of the Reserve Bank of India. At year-end fiscal 2019, the Bank holds a provision of Rs. 75.7 billion in respect of outstanding loans amounting to Rs. 103.1 billion to these borrowers which amounts to a provision coverage ratio (excluding cumulative technical/prudential write-offs) of 73.9%.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2019, the Bank had Rs. 111.4 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries and joint ventures at year-end fiscal 2019.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/ fund management	100.00%	Rs.	1,648	Rs.	2,315	Rs.	3,071
ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%		11,255		9,990		116,694
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		20,043		11,782		13,859
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		5		15		15
ICICI Securities Limited(4)	March 1995	Securities broking & merchant banking	79.22%		17,258		10,344		46,462
ICICI International Limited	January 1996	Asset management	100.00%		32		108		109
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		7		8
ICICI Home Finance Company Limited(4)	May 1999	Housing finance	100.00%		11,594		16,828		139,286
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		7		113		114
ICICI Securities Holdings Inc.(4)	June 2000	Holding company	100.00%		2		129		129
ICICI Securities Inc.(4)	June 2000	Securities broking	100.00%		211		218		339
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	52.87%		418,754		70,467		1,630,903
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	55.87%		175,514		56,589		334,026[5]
ICICI Bank UK PLC	February 2003	Banking	100.00%		9,700		31,419		266,428
ICICI Bank Canada	September 2003	Banking	100.00%		12,047		29,854		341,074
ICICI Prudential Pension Fund Management Company Limited(6)	April 2009	Pension fund management	100.00%	Rs.	28	Rs.	346	Rs.	358

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(6)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2019.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)

ICICI Strategic Investments Fund(4)	February 2003	Unregistered venture capital fund	100.00%	Rs.	22	Rs.	255	Rs.	328
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%		5,495		(9)		1,079
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking and finance	18.79%		204		156		179
ICICI Merchant Services Private Limited(5)	July 2009	Merchant servicing	19.01%		4,854		3,982		5,302
India Infradebt Limited(5)	October 2012	Infrastructure finance	42.33%		9,223		16,529		104,034
India Advantage Fund-III(5)	June 2005	Private equity fund	24.10%		251		1,648		1,939
India Advantage Fund-IV(5)	August 2005	Private equity fund	47.14%		67		1,312		1,318
Arteria Technologies Private Limited(5) .......................................	February 2007	Software company	19.98%	Rs.	193.3	Rs.	97.3	Rs.	188.9

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.
(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

At year-end fiscal 2019, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

We endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain competitive advantage and to improve our overall productivity and efficiency. We continuously invest in key technological platforms like mobility, artificial intelligence, blockchain and other new-age technologies that provide an edge in our offerings to customers. We aim to bring in high levels of functionality in all our channels such as branches, internet banking, ATMs, mobile banking, tablet banking for opening bank accounts using tablets, phone banking and social media banking where banking facilities are provided through a social network to leverage its reach and enable financial education and inclusion. We have also entered into partnerships with technology companies and platforms with large customer bases and transaction volumes to expand our reach. At the same time, we continue to improve and strengthen security, infrastructure and networks by investing in technologies to provide a secure, superior, seamless and uniform service experience to customers across all channels. We have dedicated teams that focus on incubating innovative projects and developing partnerships in the digital space.

Our focus on technology emphasizes:

Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	expand new customer acquisition;

•	enhance existing customer relationships; and

•	reduce time to market; and

The application of information systems for:

•	increasing our customer base;

•	effective marketing and cross-selling;

•	monitoring and controlling risks;

•	identifying, assessing and capitalizing on market opportunities; and

•	assisting in offering improved products and services to customers.

We also seek to leverage our domestic technology capabilities in our international operations.

Technology Organization

The digital channels group focuses on internet banking and mobile solutions. Dedicated technology groups support core banking and other systems used by business groups and corporate functions. The technology infrastructure and technology management group are responsible for providing and maintaining the required infrastructure. A start-up investment and partnerships team focuses on collaborating with and investing in fintech start-ups and piloting strategic digital projects.

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

Technology in Branches and ATMs

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At March 31, 2019, we had 14,987 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. At March 31, 2019, we had 1,167 insta-banking kiosks that are touch-screen self-service devices that allow customers to pre-process or completely process transactions, thus reducing wait-time. We also had 1,451 cash acceptance machines where customers can directly deposit cash without visiting the branch. Over 100 fully automated Touch Banking branches were deployed that provide 24-hour simple and convenient electronic banking to customers. At these branches, customers can perform banking transactions like cash deposits, cash withdrawals, fund transfer, bill payments and enquiries relating to their accounts. Customers can also interact with our customer service staff through video-conferencing facilities at select Touch Banking branches. Our employees open new customer accounts using tablets to capture customer information digitally in order to minimize physical documents and improve efficiency in opening of new deposit accounts.

Call Centers

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

Electronic and Online Channels

We offer a number of online banking services to our customers for both corporate and retail products and services. Our website offers a seamless and customized experience across multiple devices. It also gives differential experience to different customer segments.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence. In recent years, we have enhanced our focus on mobile banking in view of the growing use of mobile phones for various applications. Our mobile banking application, iMobile, offers more than 250 services, which are available across all mobile platforms. During fiscal 2019, the mobile application was enhanced with new features and intuitive widgets. This includes an algorithm-led investment advisory application, Money Coach, which manages the entire investment journey of a customer. Another feature added is an intuitive interface, Discover, which enables customers to track personal spends and deliverables. Other features on iMobile include setting limits on cards and getting instant digital credit up to Rs. 20,000. As a security feature, the app allows customers to manage their credit card limits and temporarily block/unblock cards for transactions as and when needed. Other features introduced include online know-you-customer registration, online registration process for mutual funds at a single click and peer-to-peer fund transfer to registered payees using voice commands on iPhone.

Our banking application on Facebook allows customers to access their account details, view account statements and place service requests. We also have innovative payment services on Twitter, through which customers can transfer funds while using Twitter.

We have launched a range of instant credit products that are accessible entirely on the digital platform. The processing of loans is digitised end-to-end enabling instant disbursement to pre-approved customers. During fiscal 2019, we expanded our range of instant credit products to include instant personal loans, business loans, home loans including top up, auto loans, two-wheeler loans and credit cards. We introduced an instant digital credit facility on our mobile app, PayLater, which enables pre-approved customers to avail instant credit for buying small ticket items.

For our small and medium enterprise customers, we have introduced an array of digital products to meet their business and transaction banking requirements. This includes a digitised process for current account opening, instant digitally processed overdraft facility and business loans based on revenues reported in the Goods and Services Tax returns. In fiscal 2019, we enhanced the Trade Online platform to enable corporates and small and medium enterprises to perform most of their export and import transactions digitally. We also provide platforms and solutions that go beyond banking and support the growth of small and medium enterprises like providing an online marketplace to buy and sell products and avenues for building knowledge on businesses and global best practices.

Our online remittance solution is available as a mobile application across major platforms and allows customers to track exchange rates and initiate remittance transactions. In the area of remittances, we have focused on products that can expedite money transfer and offer convenience to customers in remitting money to India. We have enhanced our remittance services, Money2India website and mobile application, for seamless experience and offer round the clock instant transfers. We have also launched a voice based international remittances and social media pay service to enable non-resident customers to send money to India. We recently enabled block-chain based processing for outward remittance from India to Canada, and aim to replicate the same in other overseas locations.

Our e-wallet called “Pockets” is a mobile application allowing an individual to transact on any website or mobile application in India. The e-wallet allows for the transfer of funds to any email ID, mobile number, friend on Facebook and bank account, the payment of bills and the booking of tickets. We have also provided solutions in areas like urban mass rapid transit payment systems and electronic toll collection on highways and have developed exclusive cards with the convenience of automatic top-up of the balance available for transit or toll payments, thus minimizing waiting time for making such payments. We have also launched electronic toll collections and transit card solutions. We introduced transit cards for metro trains and have tied up with metro operators in Delhi, Mumbai, Hyderabad, Bengaluru and Ahmedabad. We have issued prepaid radio frequency identification tags for vehicles for electronic toll collection and have also developed a central clearing house to process the toll payments. We issued more than one million radio frequency identification tags till end of fiscal 2019. We also launched a contactless mobile payment solution which allows cashless payments using smartphones, thereby eliminating the need to carry cash or debit and credit cards.

We host virtual mobile application development challenge called ‘ICICI Appathon’ to tap into the immense talent of a techno-innovative generation to bring new ideas and develop the next generation of banking applications on mobile phones. The objective is to develop next generation banking applications on mobile and the web space.

We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant transfer of funds to any bank account using a virtual payment address and without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms. We introduced Unified Payment Interface in our mobile application and our digital wallet. We also enabled payment through the Bharat Interface for Money, a mobile application promoted by the Government of India and built using the Unified Payment Interface. We have launched a mobile application for merchants in India, ‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and through our digital wallet. We also engaged with web-based service providers like cab aggregators and an online food delivery for offering payment services using the Unified Payment Interface platform.

We believe there are significant opportunities to grow the personal loans and credit card portfolio by mining the existing customer base for cross-sell and partnerships with technology companies. Partnerships with platforms with large customer bases and transaction volumes offer unique opportunities for growth and enhancing service delivery and customer experience. During fiscal 2019, we entered into two partnerships, one with an ecommerce company and another with an online travel company, with large customer bases and transaction volumes for offering co-branded credit cards.

We are also promoting a digital culture in the villages and encouraging use of digital technology in the villages. Through the ICICI Foundation for Inclusive Growth, we are providing vocational training for livelihood generation in the villages and had covered over 1,200 villages under the skill training program by March 31, 2019. We also have a banking app for rural customers, Mera iMobile, which allows users in rural areas to avail as many as 135 services and is available in several Indian languages.

High-Speed Electronic Communications Infrastructure

We have a nationwide data communications backbone linking all our channels and offices. The network is designed for extensive reach and redundancy, which are imperative in a vast country like India.

Operations Relating to Commercial Banking for Retail Customers

Our retail banking back-office operations are performed from multiple locations through a decentralized and centralized setup. The teams are spread across more than 200 locations to support the transactional requirements of customers of savings account, current accounts, consumer loans, credit cards, depositary accounts, and third party products. Additionally, there are 40 currency management processing units to meet the cash requirements of our customers through branches and ATMs. All the processing units are connected with diversified mobility and work flow solutions integrated with digital image capturing features which enable functioning of operations in a digitised and paper free environment. The back-end operations are enabled with the latest technology including robotic solutions, optical character recognition, artificial intelligence, natural language processing, application programming interface (APIs) and data analytics. In fiscal 2019, we introduced cognitive cheque clearing technique which extensively uses data analytics to improve the time taken in the cheque clearing process and enhanced due diligence enabling stronger process controls. Branch processes are continuously reviewed and redesigned, and critical services enabled for self-service, thereby enhancing customer convenience.

Operations Relating to Commercial Banking for Corporate Customers

Our corporate banking back office operations are centralized and we have a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes. We have a comprehensive payments solution for institutional and government customers. We have an online tendering platform, supporting multiple payment modes and covering various electronic collection and payment products. Under the new goods and services tax regime introduced in July 2017, we have been authorized to collect taxes by the Government of India, which will facilitate payment of taxes by corporates directly to the Government of India. We are also building on new technologies to simplify and expedite processes. In fiscal 2017, we had executed pilot transactions in international trade finance and remittance using blockchain technology. In fiscal 2018, the Bank successfully on-boarded over 250 corporations on the blockchain platform for trade finance. We also led the creation of a consortium of public and private sector banks to digitize inland trade by harnessing the Blockchain Distributed Ledger Technology platform and have also made available letter of credit issuance and advising modules to corporates. We also launched a digital payment solution on our online trade platform which helps customers to manage their entire export banking life cycle digitally. In fiscal 2019, we launched a digital financial supply chain platform with integrated payment solutions that would help in streamlining delivery systems across the entire value chain of corporates. We were also one of the first banks in India to go live on the SWIFT global payments innovation platform to facilitate faster cross-border payments and enable real-time payments tracking.

Our treasury-trading infrastructure has a state-of-the-art internet protocol telephony based architecture. We have enhanced our existing process of automation in the treasury business, thus reducing trading risks and enhancing market competitiveness. We have centralized the processing systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India.

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

Data Centre and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a disaster recovery data center at Jaipur. We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically and have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by our Board of Directors. The Bank has created its own private cloud to enable cloud computing. The Bank has also equipped itself with state-of-the-art infrastructure management systems which leverage “Internet of Things” based technology at its data center for optimal utilization of energy and reduction of operational costs.

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines addressing security against cyber threats. The triad of Confidentiality, Integrity and Availability are at the center of our comprehensive information security framework. The approach covers all aspects of prevention, detection and response. We have implemented a robust information and cyber security control framework by deploying several security controls including firewalls, intrusion prevention systems, a digital rights management solution, a data leakage prevention solution, an anti-email spoofing framework, mobile device management and an advanced behavior based anti-malware and dynamic URL filtering solution. We also emphasize on customer elements like protection from phishing, adaptive authentication, awareness initiatives and protection and risk configuration in the hands of the customers. For instance, in fiscal 2019, a unique feature was introduced in our mobile application which allows customers to view card related parameters and modify them based on requirements including temporarily blocking the card and changing the card limit. We have a dedicated in-house cyber security operations center for monitoring and handling cyber security incidents. See also “Risk Factors—Risks Relating to Our Business—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

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

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition has traditionally been from foreign and Indian commercial banks, non-banking financial companies and housing finance companies. In recent years, competition is also emerging from new types of banks that have entered the financial market such as small finance banks and payments banks and non-bank entities offering payments and remittance services.

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

Commercial banks compete to attract retail bank deposits, historically the preferred retail savings product in India. We pursue a multi-channel distribution strategy utilizing physical branches, business correspondents, ATMs, telephone banking call centers, mobile banking, tablet banking, the internet and social media to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers depending on their occupation, age and income profile. We manage to capitalize on our corporate relationships to gain individual customer accounts through payroll management products. Competition in lending to the retail segment has increased significantly in recent years. Commercial banks, particularly private sector banks, are significantly increasing lending to retail customers due to the limited opportunities in lending to the corporate sector, thus leading to competitive pressures. The competition from non-banking finance companies in the retail space has increased significantly in recent years, though in fiscal 2019 they faced significant liquidity challenges and slowed down lending thus creating opportunities for commercial banks to expand.

New banks in the private sector are also competing with us. The Reserve Bank of India granted approval to two applicants for setting up new private sector banks which began banking operations during fiscal 2016. The Reserve Bank of India has given licenses to entities, which includes large telecom companies and pre-paid wallet providers, to establish payments banks. Licenses have also been given to establish small finance banks, which include micro-finance non-banking finance companies. Ten small finance banks and seven payments banks have begun operations. Recently, a payment bank that had begun operations voluntarily decided to wind up its operations. The Reserve Bank of India has released a discussion paper on licensing of wholesale and long-term finance banks that will largely lend to infrastructure and core industries. A discussion paper on licensing of other differentiated banks such as custodian banks has also been indicated. The Reserve Bank of India has released guidelines with respect to continuous licensing policy for universal banks as compared to the earlier practice of intermittently issuing licenses. The Reserve Bank of India is also planning to allow small finance banks to apply for universal banking license under this framework. The Reserve Bank of India has also indicated that it plans to give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence.

Recently, non-financial companies, particularly international technology companies including large e-commerce players, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us.

We seek to compete in this market through a full product portfolio and effective distribution channels, which include digital channels, branches, agents, partnerships, robust credit processes and collection mechanisms, and experienced professionals. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. Cross-selling appropriate products to existing customers based on analytics is a key element of our strategy. We seek to adopt a 'Fair to Customer, Fair to Bank' approach across our business.

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

Commercial Banking Products and Services for Corporate Customers

In recent years, the corporate sector has been facing significant challenges which has led to a slowdown in lending to the sector by public sector banks. Private sector banks have, however, continued to increase their credit to corporate customers. We seek to compete in this segment based on our service and prompt turnaround time that we believe are significantly faster than public sector banks, as well as the significant improvement in our funding base and funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We offer customized financial solutions to customers based on the changing macro-economic landscape. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top-tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, strong technology capabilities and our international presence to compete in treasury-related products and services.

Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

In project finance, our competitors are Indian banks and non-bank financial institutions. In recent years, the Indian banking sector has been facing challenges in project financing, particularly to the infrastructure sector, due to a rise in defaults by borrowers which has led to a significant increase in non-performing loans for the banking sector, including us. Going forward, we intend to be cautious and selective in project financing.

We are increasingly focused on establishing strong synergies across our businesses to focus not only on corporate clients but also their surrounding ecosystems of employees, dealers and vendors, to cross-sell the full range of our products and services.

Commercial Banking Products and Services for International Customers

Our international strategy is focused on India-linked opportunities. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers such as remittance services. Foreign banks have become more competitive in providing financing to Indian businesses leveraging their strength of access to lower cost foreign currency funds. We are seeking to position ourselves as an Indian bank offering products and services focused on non-resident Indians and India-linked trade corridors with an extensive distribution network in India, to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporations in our international business.

Insurance and Asset Management

Our insurance and asset management businesses face competition from existing dominant public sector players as well as new private sector players. We believe that ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited have built strong product, distribution and risk management capabilities, achieving strong market positions in their respective businesses. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2019, we had 117,340 employees, including sales executives, employees on fixed term contracts and interns, compared to 112,360 employees at year-end fiscal 2018 and 107,971 employees at year-end fiscal 2017. Of these, 86,763 employees were employed by ICICI Bank at year-end fiscal 2019 (at year-end fiscal 2018: 82,724). Of our 117,340 employees at year-end fiscal 2019, approximately 55,780 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

We dedicate a significant amount of senior management time in ensuring that employees remain highly motivated and are aligned to the organization’s core employee proposition. Employee compensation is linked to performance and we encourage the involvement of our employees in the overall performance and profitability of the Bank. Performance appraisal & succession planning systems have been instrumental in assisting management in career development. Management believes that it has good working relationships with its employees.

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

The eligibility of each employee is determined based on an evaluation including the employee’s work performance and job criticality. ICICI Bank pays performance linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. ICICI Bank also pays variable pay to sales officers and relationship manager in wealth management roles while monitoring that such pay-outs are in accordance with the compensation-related guidelines of the Reserve Bank of India. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined percentage of the fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which ICICI Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of evidence of deterioration in financial performance. In such cases, variable pay already paid out is subject to claw-back arrangements. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.65% for fiscal 2019. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2017		2018		2019
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	82,841	76.7	82,724	73.6	86,763	84.0
ICICI Prudential Life Insurance Company Limited	12,437	11.5	15,819	14.1	14,159	0.0
ICICI Lombard General Insurance Company Limited	6,460	6.0	6,855	6.1	8,462	8.2
ICICI Home Finance Company Limited	287	0.3	332	0.3	1,273	1.2
ICICI Prudential Asset Management Company Limited	1,476	1.4	1,913	1.7	2,061	2.0
ICICI Securities Limited	3,925	3.6	4,189	3.7	4,072	4.0
ICICI Securities Primary Dealership Limited	76	0.1	76	0.1	75	0.1
Others	469	0.4	452	0.4	475	0.5
Total number of employees(1)	107,971	100	112,360	100	117,340	100

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 1,961 at year-end fiscal 2019, 1,286 at year-end fiscal 2018 and 1850 at year-end fiscal 2017.

Properties

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,874 branches and 14,987 ATMs at March 31, 2019 compared to 4,867 branches and 14,367 ATMs at March 31, 2018. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 47 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 52 processing centers and 38 currency chests.

At March 31, 2019, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Singapore, Sri Lanka, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At March 31, 2019, we owned 685 apartments for providing residential facilities to our employees.

Legal and Regulatory Proceedings

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business, some of which have resulted in penalties imposed on and paid by us in the past. In addition, two instances of whistleblower complaints and allegations in the media have led to enquiries initiated by the Board of Directors in fiscal 2018, as well as regulatory enquiries and/or investigations.

The following penalties were imposed and paid by us in the past five years:

•	In July 2014, the Reserve Bank of India imposed a penalty on 12 Indian banks including us following its scrutiny of the loan and current accounts of one corporate borrower with these banks. The penalty imposed on us was Rs. 4 million.

•	In October 2014, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 5 million on ICICI Lombard General Insurance Company Limited following the onsite inspection conducted in August 2010 on market conduct and financial condition of the company.

•	In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the Know Your Customer/Anti Money Laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5 million.

•	In February 2015, a penalty was imposed on several banks including ICICI Bank by the Financial Intelligence Unit, India for failure in reporting of attempted suspicious transactions, with respect to the incidents concerning the media sting operation in June 2013. The Bank was levied a penalty of Rs. 1.4 million which we had paid and filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable. The Tribunal asked the appellant banks to be careful and report such matters in the future. See also “—Risk Management—Anti-Money Laundering Controls”.

•	In September 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 1 million on ICICI Lombard General Insurance Company after an on-site inspection on Government sponsored schemes conducted during February, 2014.

•	In October 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Prudential Life Insurance Company for payments made directly to employees of outsourced entity over and above agreed contract terms and conditions.

•	In March 2017, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 2 million on ICICI Prudential Life Insurance Company Limited for non-compliance with certain regulations/guidelines issued by the Insurance Regulatory and Development Authority towards marketing support fees and expenses, payouts to corporate agents and rewards and recognition programs for distribution partners.

•	In October 2017, the Reserve Bank of India advised ICICI Securities Primary Dealership Limited to pay a penalty of Rs. 12,637 for having availed the liquidity support in excess of the limit. ICICI Securities Primary Dealership Limited has requested the Reserve Bank of India to reconsider the penalty levied on it.

~~•~~	In November 2017, an overseas regulator imposed a total sum of SGD 0.8 million (Rs. 38.2 million) for non-adherence of rules under Anti-Money Laundering regulations at one of ICICI Bank’s overseas branches, resulting from regulatory inspection conducted in 2013 and subsequently, pursuant to a consultant’s review of records, relating to the period of May 2012 to April 2014.

•	In March 2018, the Reserve Bank of India imposed a monetary penalty of Rs. 589 million on ICICI Bank for non-compliance with directions/guidelines issued by the Reserve Bank of India. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

•	In February 2019, the Reserve Bank of India imposed an aggregate penalty of Rs. 10 million on ICICI Bank for delay in compliance with directions/guidelines issued by the Reserve Bank of India on “Time-bound implementation and strengthening of SWIFT related controls. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

At year-end fiscal 2019, our contingent tax liability was assessed at an aggregate of Rs. 63.0 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries by the tax authorities are not included in contingent liabilities as we believe that such proceedings are likely to be either dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2019. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us

Of the contingent tax liability of Rs. 63.0 billion:

•	Rs. 45.8 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•	Rs. 21.0 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in similar cases;

•	Rs. 5.3 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 3.4 billion related to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. We have relied on a favorable opinion from the counsel and past decisions by the appellate authorities in the Bank’s own case and other similar cases;

•	Rs. 1.0 billion related to taxability of amounts withdrawn from the special reserve. ICICI Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department;

•	Rs. 1.9 billion related to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the same have been classified under held-to-maturity category by us. We have relied on favorable decisions by the appellate authorities in Bank’s own case and other similar cases;

•	Rs. 2.4 billion related to the disallowance of interest paid on perpetual bonds as it does not qualify as a borrowing and interest paid on these bonds is not admissible as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in Group’s own case;

•	Rs. 5.6 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in Group’s own case.

•	Rs. 13.4 billion was in respect of service tax matters. Of the total demand, Rs. 5.9 billion pertained to the Bank mainly relating to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios, inter-change fee received by the Bank as an issuing bank on card transactions, amount received as subvention income from dealer/manufacturer for interest forgone by the Bank, amount paid as foreign bank charges in case of import and export transactions, ATM inter-change fees and amount paid to assignor arising out of securitization transactions and disallowance of input credit availed for service tax on insurance premium along with penalty thereon. An amount of Rs. 1.5 billion pertained to our life insurance subsidiary for levying service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 4.1 billion pertained to the general insurance subsidiary for disallowance of service tax input credit on payments made to automobile dealers; Rs. 1.1 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, and Rs. 0.3 billion pertains to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.5 billion pertained to other entities. We believe that the tax authorities would not be able to substantiate the above tax demands.

•	Rs. 3.8 billion mainly pertained to value added tax on disposal of repossessed assets, sales tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters where we are relying on favorable opinions from the counsel. The disputed issues mainly pertain to value added tax on disposal of repossessed asset, tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, the management believes that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 42.2 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 28.4 billion mainly pertained to the deduction of bad debts and levy of penalties, which were covered by favorable Supreme Court of India decisions in other cases and Rs. 12.9 billion pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities have not been quantified, as we believe that such proceedings were likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

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

We held a total provision of Rs. 376 million at year-end fiscal 2019 for 370 cases with claims totaling to approximately Rs. 1.1 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2019, such claims amounted to a total of Rs. 1.1 billion relating to 109 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 237 such cases at year-end fiscal 2019.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations with legal counsel, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2019, there were 83 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 175.4 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are 7 litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in September 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	A guarantor for a loan to a borrower, Esslon Synthetics Limited, which has since been wound up had filed a counter-claim for an amount of Rs. 1.0 billion against ICICI Bank following a claim by ICICI Bank against him in his capacity as guarantor. He has claimed that he had been coerced by ICICI Bank to sign facility and security documents. Pleadings have been completed and the matter is listed for final arguments on August 17, 2019. On the basis of the pleadings of the parties, it appears that the chances of the counter claim against ICICI Bank succeeding are remote.

•	UIC Udyog Limited filed a suit jointly against State Bank of India, ICICI Bank limited and Industrial Development Bank of India claiming compensation for loss of business, goodwill, etc. for allegedly refusing to infuse funds in line with the agreement arrived at pursuant to restructuring of the existing facilities. The matter is being contested on merits on the grounds that the borrower failed to comply with the terms and conditions as recorded in the minutes of the Joint Meetings held by the Consortium Lenders between the years 2014 to 2016 and as also recorded in the restructuring documents leading to the accounts of the Borrower being classified as non-performing asset. State Bank of India has also filed a corporate insolvency regulation process application against UIC Udyog Limited before the National Company Law Tribunal, Kolkata which is listed for hearing on September 4, 2019. In case the application is admitted and the corporate insolvency regulation process is initiated, all legal proceedings initiated against UIC Udyog Limited shall be in abeyance till the completion of such corporate insolvency regulation process. Based on the above, the assessment of liability in respect of the claim which amounts to Rs. 5.3 billion has been classified as remote.

•	Pursuant to invocation of the corporate guarantee of Essar Energy Limited in relation to Essar Power Jharkhand Limited and initiation of winding up action by ICICI Bank in UK, Essar Energy Limited filed a suit against ICICI Bank in the Bombay High Court for a claim amount of Rs. 42.3 billion. At the first hearing, pursuant to arguments, Essar Energy Limited agreed that it shall not presently press for any interim reliefs and agreed to give sufficient notice to ICICI Bank before pursuing for any interim relief. ICICI Bank has filed its written statement in the matter in line with procedural requirements. Essar Energy Limited has not pressed for any interim relief as on date. The matter has not been listed for any further hearing. The chances of the claim against ICICI Bank being successful are remote.

•	ICICI Bank had extended credit facilities to Shrenuj & Company Limited. However, the borrower along with the guarantors/promoters defaulted on the amounts due. The Bank subsequently filed an original application for recovery of claims amounting to Rs. 1.6 billion plus applicable interest and expenses. The Bank also filed an interim application for appointment of a Court Receiver to take possession of the movables charged to the Bank in the Debt Recovery Tribunal, Mumbai in June 2016. The Tribunal vide its ex-parte order dated June 15, 2016 appointed an employee of ICICI Bank as Court Receiver to take physical possession of the movables available across various premises of the borrower in Mumbai. The Court Receiver and other officers of ICICI Bank duly took possession of the movable assets situated at different places. In the interim, ICICI Bank sold the loan assets of the borrower to an asset reconstruction company, JM Financial Asset Reconstruction Company Limited. Accordingly, the asset reconstruction company was duly substituted in place of ICICI Bank in the original application. In January, 2018 the borrower and guarantors/ promoters filed interim applications under the original application against ICICI Bank as proposed defendant. The applications for impleading the Bank in the counter claim applications are pending and hence the Bank is not a party to the Original Applications. Further, ICICI Bank has an arguable case on merits. No concrete facts have been pleaded by the applicants justifying their entitlements to the claims/damages of Rs. 73.6 billion sought under the applications. Hence the liability is categorized as remote.

•	ICICI Bank Limited (DIFC Branch) initiated recovery proceedings before Sharjah Courts against Universal Lubricants Factory (Zinol) LLC and a guarantor, Mr. Ibrahim Ahmed Ali. While the recovery proceedings are ongoing, the borrower and guarantor have filed a counter claim for an amount of AED 451 million against ICICI Bank Limited (DIFC Branch) with various allegations to the effect that ICICI Bank’s actions resulted in the borrower’s business stopping and performance declining. The Bank filed its reply citing the relevant contractual positions and that ICICI Bank cannot be held liable for the loss of profits of the borrower as the amounts committed by ICICI Bank were disbursed to the Borrower and the allegations by the claimant are baseless. Hence, the chances of claim amounting to Rs. 8.7 billion against the Bank succeeding are remote.

•	Punj Lloyd, a borrower has filed a counter-claim in the Debt Recovery Tribunal, New Delhi where ICICI Bank has filed an original application for recovery of its dues contending that ICICI Bank failed and neglected to render timely assistance to the borrower despite them requesting ICICI Bank on several occasions for the issuance of performance bank guarantees, bid bonds and advance bank guarantees. Their allegation in the counter claim is that non- issuance of the bank guarantees and bid bonds has led to the borrower losing several projects. However, the chances of claim amounting to Rs. 6.5 billion against the Bank succeeding are remote.

•	Certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of US$ 103.6 million. All the respondents to the petition, including ICICI Bank and its subsidiary, have denied and rebutted the allegations and countered the petition. The preliminary objections raised by the respondents with respect to jurisdiction, maintainability, procedural errors in the petition etc. are yet to be disposed of. In the same matter, ICICI Venture Funds Management Company has received a notice from the Securities and Exchange Board of India, and is pursuing closure of the matter.

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

In response to two instances of whistleblower complaints and/or allegations in the media, the Audit Committee has initiated two investigations/enquiries. In each case, the subject of the investigation/enquiry is also the subject of one or more regulatory enquiries or investigations.

First, the Audit Committee of the Bank under direction given by the Board of Directors instituted an independent enquiry by a former Supreme Court Judge, Hon’ble Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The allegations were levelled against Ms. Kochhar in media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. The independent enquiry was supported by an independent law firm and a forensic firm.

Ms. Kochhar proceeded on a leave of absence following the institution of the independent enquiry. In the interim, Mr. Sandeep Bakhshi was appointed as wholetime Director and Chief Operating Officer and reported directly to the Board of Directors during her absence. On October 4, 2018, the Board of Directors of the Bank, accepted the request of Ms. Kochhar to seek early retirement from the Bank at the earliest. The Board accepted this request with immediate effect, while noting that the enquiry instituted by the Board would remain unaffected by this and certain benefits would be subject to the outcome of the enquiry. Ms. Kochhar also relinquished office from the boards of the Bank’s subsidiaries. The Board decided to appoint Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer, which was approved by the Reserve Bank of India for a period of three years with effect from October 15, 2018.

The board of directors considered the enquiry report on its receipt at the board meeting held on January 30, 2019. The enquiry report concluded, primarily on account of ineffectively dealing with conflict of interest and due disclosure or recusal requirements, that Ms. Chanda Kochhar was in violation of the ICICI Bank Code of Conduct, its framework for dealing with conflict of interest and fiduciary duties, and in terms of applicable Indian laws, rules and regulations. It also concluded that her lack of diligence with respect to annual disclosures as required by the Bank in terms of its internal policies, the ICICI Bank Code of Conduct and applicable Indian laws, rules and regulations on her interests (direct or indirect) towards avoidance of conflict of interest, when considered that the Bank’s processes were dependent solely on the directors discharging their fiduciary duty to recuse themselves and avoid conflict, implies that the Bank’s processes were rendered ineffective by her approach to such disclosures and avoidance of conflict. Following the receipt of the enquiry report, the board of directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences (including revocation of all her existing and future entitlements such as any unpaid amounts, unpaid bonuses or increments, unvested and vested & unexercised stock options, and medical benefits), and require the clawback of all bonuses paid from April 2009 until March 2018.

Enquiries by government and regulatory agencies in the matter are continuing. SEBI issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. The Bank has responded to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation (“CBI”) had also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank. In January 2019, the CBI filed a first information report against Ms. Chanda Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals who were on the board of directors of the Bank when the alleged transactions occurred and were part of committees that sanctioned credit facilities to the concerned borrower group, may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary.

See also “Risk Factors—Risks Relating to Our Business—The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.”

Second, the Bank, in its previous annual report for year ended March 31, 2018, had reported on the various steps and measures taken pursuant to it becoming aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. Since then, the Bank has received some additional information relating to these matters. As previously reported, the Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations, including the additional information. The Bank has an established process whereby all whistleblower complaints and matters escalated to senior management are investigated for appropriate action, including an assessment of the impact on financial statements, if any.

In addition, as a large and internationally active bank, with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC”), on a range of matters, including regarding the above allegations. Even before these allegations, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information and continues to cooperate with the SEC on the matter.

See also “Risk Factors—Risks Relating to Our Business—We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”.

In July 2018, our asset management subsidiary received a letter from Securities and Exchange Board of India advising that it would be required to pay, together with interest at 15% per annum, to five schemes of ICICI Prudential Mutual Fund, in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018. In addition, our asset management subsidiary would be required to compensate the investors in these schemes, who have redeemed their units, for losses incurred since the March 2018 allotment, plus interest at 15% per annum. In accordance with the advice and with due approval, the relevant shares were sold in the secondary market and the difference of the sale proceeds of these shares and the allotment amount of such shares in the ICICI Securities Limited’s initial public offering as well as interest at 15% per annum were paid to the five schemes and the investors in these schemes were also compensated, who had redeemed their units since the March 2018 allotment amounting to Rs. 1.1 billion. Further, in the same matter, an adjudication proceeding has been initiated by the Securities and Exchange

Board of India. Pursuant to the above, our asset management company subsidiary had applied for settlement of proceedings with Securities and Exchange Board of India and paid settlement charges of Rs. 0.9 billion to Securities and Exchange Board of India. The Securities and Exchange Board of India through its order dated November 29, 2018, disposed-off the said pending proceedings.

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

The amount of payment to us is generally tied to the amount of fees the depository collects from ADR holders, with certain exceptions. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the ADR program, we are required to repay to Deutsche Bank Trust Company Americas an amount equal to the payments made to us in prior periods to the extent that such payments have not been recovered from the issuance and dividend fees collected by the Depositary in prior periods. During fiscal 2019, we received approximately US$ 325,000 relating to the ADR program.

Selected Consolidated Financial and Operating Data

The following discussion and tables are based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP (accounting standards applicable to companies which have not migrated to Ind AS). For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 21 and 22 to our consolidated financial statements included in this annual report. For selected financial data in accordance with U.S. GAAP, see “Selected U.S. GAAP Financial Data”.

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

Banks in India currently prepare their financial statements as per the guidelines issued by the Reserve Bank of India, the Accounting Standards notified under section 133 of the Companies Act, 2013 and Indian GAAP. In February 2015, the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, issued a roadmap for transitioning to new Indian Accounting Standards (Ind AS) by Indian companies in a phased manner starting from April 1, 2016. For banking companies, insurance companies and non-banking finance companies, the implementation of Ind AS was to begin from April 1, 2018. In April 2018, the implementation of Ind AS for banking companies was deferred by one year. Further, in March 2019, the implementation of Ind AS for banking companies was deferred till further notice, as the recommended legislative amendments were under consideration of the Government of India. In June 2017, implementation of Ind AS for insurance companies was deferred for a period of two years with applicability for accounting periods beginning from April 1, 2020.

From April 1, 2018, certain non-banking finance subsidiaries of the Bank, namely ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Limited have adopted Ind AS. However, in the preparation of consolidated financial statements of the Bank, financial statements as per Indian GAAP of these entities have been considered, as the Bank continues to prepare its financial statements as per Indian GAAP. All the numbers reported/considered in this document for these subsidiaries are based on Indian GAAP.

The consolidated financial statements for fiscal 2015 through fiscal 2018 were audited by B S R & Co. LLP, Chartered Accountants, and for fiscal 2019 by Walker Chandiok & Co LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2015 through 2019 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2015		2016		2017		2018		2019		2019(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	549,640	Rs.	592,937	Rs.	609,399	Rs.	621,623	Rs.	719,816	US$	10,408
Interest expense		(323,182)		(339,965)		(348,358)		(342,620)		(391,775)		(5,665)
Net interest income		226,458		252,972		261,041		279,003		328,041		4,743
Non-interest income		352,523		321,021		524,577		568,068		593,249		8,578
Net total income		578,981		673,993		785,618		847,071		921,290		13,321
Non-interest expenses
Payments to and provisions for employees		(65,683)		(69,123)		(78,933)		(83,335)		(94,253)		(1,363)
Expenses pertaining to insurance business		(191,640)		(232,710)		(276,982)		(336,374)		(391,686)		(5,663)
Other operating expenses(3)		(92,905)		(106,062)		(125,785)		(137,847)		(156,650)		(2,265)
Total non-interest expenses		(350,228)		(407,895)		(481,700)		(557,556)		(642,589)		(9,291)
Operating profit before provisions		228,754		266,098		303,918		289,514		278,701		4,030
Provisions and contingencies		(45,363)		(123,054)		(165,825)		(179,730)		(204,618)		(2,959)
Profit before tax		183,390		143,044		138,093		109,785		74,083		1,071
Provision for tax		(53,967)		(33,775)		(24,690)		(18,789)		(17,191)		(249)
Profit after tax		129,423		109,269		113,403		90,996		56,892		823
Minority interest		(6,954)		(7,469)		(11,519)		(13,874)		(14,349)		(207)
Net profit	Rs.	122,469	Rs.	101,800	Rs.	101,884	Rs.	77,122		42,543	US$	615
Per common share:
Earnings-basic(4) (8)	Rs.	19.24	Rs.	15.94	Rs.	15.92	Rs.	12.02	Rs.	6.61	US$	0.10
Earnings-diluted(5) (8)		19.04		15.83		15.84		11.89		6.53		0.09
Dividend(6)		5.00		5.00		2.50		1.50		1.00		0.01
Book value(6) (7) (8)		130.10		139.18		154.37		159.77		160.10		2.31
Equity shares outstanding at the end of the period (in millions of equity shares)		6,377		6,396		6,407		6,428		6,446
Weighted average equity shares outstanding – Basic (in millions of equity shares)		6,364		6,388		6,401		6,417		6,436
Weighted average equity shares outstanding – diluted (in millions of equity shares) (8)		6,426		6,424		6,427		6,482		6,509

(1)	Rupee amounts for fiscal 2019 have been translated into U.S. dollars using the exchange rate of Rs. 69.16 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2019.

(2)	Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables. Interest income also includes interest on income tax refunds of Rs. 2.8 billion, Rs. 3.3 billion, Rs. 4.5 billion, Rs. 2.8 billion and Rs. 4.9 billion for fiscal 2015, 2016, 2017, 2018 and 2019 respectively.

(3)	Includes depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 58,973,970, 105,867,630, 136,021,078, 98,589,014 and 68,001,501 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 250.9, Rs. 244.4, Rs. 246.1 and Rs. 265.9 were outstanding at year-end fiscal 2015, 2016, 2017, 2018 and 2019 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which was paid in fiscal 2019. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax. We declared a dividend of Rs. 1.00 per equity share for fiscal 2019, which will be paid in fiscal 2020 subject to the approval of shareholders in the forthcoming annual general meeting. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for this dividend in the financial statements for fiscal 2019.

(7)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(8)	The Bank issued 582,984,544 equity shares as bonus shares in June 2017. The number of shares have been restated and related ratios re-computed for all the previous periods presented.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. The average balances are the sum of daily average balances outstanding except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period until September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

	Year ended March 31,
	2015	2016	2017	2018	2019
Selected income statement data:
Interest income	7.16%	7.00%	6.52%	6.18%	6.46%
Interest expense	(4.21)	(4.01)	(3.73)	(3.41)	(3.52)
Net interest income	2.95	2.99	2.79	2.77	2.94
Non-interest income	4.59	4.97	5.62	5.65	5.33
Total income	7.54	7.95	8.41	8.42	8.27
Payments to and provisions for employees	(0.86)	(0.82)	(0.85)	(0.83)	(0.85)
Expenses pertaining to insurance business	(2.50)	(2.75)	(2.97)	(3.34)	(3.52)
Other operating expenses	(1.21)	(1.25)	(1.35)	(1.37)	(1.41)
Non-interest expenses	(4.56)	(4.81)	(5.16)	(5.54)	(5.77)
Operating profit before provisions	2.98	3.14	3.25	2.88	2.50
Provisions and contingencies	(0.59)	(1.45)	(1.78)	(1.79)	(1.84)
Profit before tax	2.39	1.69	1.48	1.09	0.67
Provision for tax	(0.70)	(0.40)	(0.26)	(0.19)	(0.15)
Profit after tax	1.69	1.29	1.21	0.91	0.51
Minority interest	(0.09)	(0.09)	(0.12)	(0.14)	(0.13)
Net profit	1.60%	1.20%	1.09%	0.77%	0.38%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2015		2016		2017		2018		2019		2019(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	8,257,953	Rs.	9,175,270	Rs.	9,857,247	Rs.	11,242,810	Rs.	12,387,939	US$	179,120
Investments		2,743,108		2,860,441		3,043,733		3,722,077		3,982,008		57,577
Advances, net		4,384,901		4,937,291		5,153,173		5,668,542		6,469,617		93,546
Non-performing customer assets (gross)		173,870		293,216		458,861		575,261		491,845		7,112
Total liabilities(4)		7,410,907		8,234,163		8,810,927		10,136,513		11,245,404		162,600
Deposits		3,859,552		4,510,774		5,125,873		5,857,961		6,813,169		98,513
Borrowings		2,112,520		2,203,777		1,882,868		2,294,018		2,103,241		30,411
Equity share capital		11,597		11,632		11,651		12,858		12,895		186
Reserves and surplus(2)		835,449		929,475		1,034,669		1,093,439		1,129,640		16,334
Period average(3):
Total assets		7,675,783		8,474,703		9,339,862		10,061,763		11,139,970		161,075
Interest-earning assets		6,449,193		7,246,635		7,911,740		8,443,631		9,340,049		135,050
Advances, net		4,049,280		4,672,596		4,996,376		5,275,359		5,930,847		85,755
Total liabilities(4)		6,846,972		7,554,950		8,337,139		8,969,649		10,006,765		144,690
Interest-bearing liabilities		5,445,789		6,094,406		6,630,273		7,063,215		7,876,708		113,891
Deposits		3,539,500		3,940,495		4,498,174		5,038,306		5,725,449		82,786
Borrowings		1,906,290		2,153,911		2,132,099		2,024,909		2,151,259		31,106
Stockholders’ equity		828,810		919,753		1,002,723		1,092,114		1,133,205		16,385
Profitability:
Net profit as a percentage of:
Average total assets		1.60%		1.20%		1.09%		0.77%		0.38%
Average stockholders’ equity		14.78		11.07		10.16		7.06		3.75
Average stockholders’ equity (including preference share capital)		14.71		11.03		10.13		7.04		3.75
Dividend payout ratio(5)		23.67		28.56		14.31		12.50		15.13
Spread(6)		2.63		2.64		2.48		2.54		2.76
Net interest margin(7)		3.55		3.52		3.33		3.33		3.54
Cost-to-income ratio(8)		60.49		60.52		61.31		65.82		69.75
Cost-to-average assets ratio(9)		4.56		4.81		5.16		5.54		5.77
Capital(10):

	At or for the year ended March 31,
	2015	2016	2017	2018	2019	2019(1)
	(in millions, except percentages)
Average stockholders’ equity as a percentage of average total assets	10.80%	10.85%	10.74%	10.85%	10.17%	-
Asset quality:
Net restructured assets as a percentage of net customer assets	2.41%	1.64%	0.84%	0.28%	0.05%
Net non-performing assets as a percentage of net customer assets(11)	1.54%	2.66%	4.73%	4.59%	2.00%
Provision on restructured assets as a percentage of gross restructured assets	7.23%	7.68%	5.92%	3.38%	7.46%
Provision on non-performing assets as a percentage of gross non-performing assets	55.59%	49.60%	41.09%	48.97%	70.86%
Provision as a percentage of gross customer assets(12)	2.89%	3.36%	3.86%	4.73%	5.09%

(1)	Rupee amounts at year-end fiscal 2019 have been translated into U.S. dollars using the exchange rate of Rs. 69.16 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2019.

(2)	Includes balance in employee stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(3)	The average balances are the sum of daily average balances outstanding except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

(4)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

(6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(8)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of non-interest expenses to average total assets.

(10)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2019 were: common equity Tier 1 risk-based capital ratio of 13.6%; Tier 1 risk-based capital ratio of 15.1%; and total risk-based capital ratio of 16.9%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2019 were: common equity Tier 1 risk-based capital ratio of 13.4%; Tier 1 risk-based capital ratio of 14.7%; and total risk-based capital ratio of 16.5%.

(11)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(12)	Includes general provision on standard assets.

(13)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2015		2016		2017		2018		2019		2019(1)
	(in millions other than per equity share))
Total income(2)	Rs.	319,924	Rs.	371,339	Rs.	436,639	Rs.	576,138	Rs.	560,171	8,100
Net income/(loss) attributable to ICICI Bank stockholders		116,913		73,037		62,399		178,680		94,950	1,373
Total assets		7,127,753		7,855,336		8,243,392		9,851,035		10,860,773	157,038
ICICI Bank stockholders’ equity		938,253		981,675		1,034,759		1,212,771		1,315,305	19,018
Accumulated other comprehensive income/(loss)		46,436		44,486		63,305		42,464		46,546	673
Per equity share
Basic earnings per share(3)		18.36		11.43		9.75		27.84		14.75	0.21
Diluted earnings per share(4)		18.21		11.36		9.70		27.65		14.61	0.21
Dividend(5)		4.60		5.00		5.00		2.50		1.50	0.02

(1)	Rupee amounts at year-end fiscal 2019 have been translated into U.S. dollars using the exchange rate of Rs. 69.16 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2019.

(2)	Represents net interest income plus non-interest income.

(3)	Represents basic earnings per share before dilutive impact.

(4)	Represents diluted earnings per share. Options to purchase 58,973,970, 105,867,630, 136,021,078, 98,589,014 and 68,001,501 equity shares granted to employees at a weighted average exercise price of Rs. 226.0, Rs. 250.9, Rs. 244.4, Rs. 246.1 and 265.9 were outstanding at year-end fiscal 2015, 2016, 2017, 2018 and 2019 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(5)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which was paid in fiscal 2019. We declared a dividend of Rs. 1.00 per equity share for fiscal 2019, which will be paid in fiscal 2020 subject to stockholders' approval. Pursuant to amendment in Accounting Standard, AS 4 - 'Contingencies and events occuring after balance sheetdate', the Bank has not accounted this dividend in the financial statements for fiscal 2019.

(6)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2019 were Rs. 12,387.9 billion. Our consolidated capital and reserves at year-end fiscal 2019 were Rs. 1,142.5 billion and our consolidated net profit for fiscal 2019 was Rs. 42.5 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services for retail customers. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 4,874 branches and 14,987 ATMs in India at year-end fiscal 2019. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations, with a focus on trade finance and commercial banking products; mortgage products in our Canada subsidiary; and deposit and remittance products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and to local corporations. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was one of the large private sector life insurance companies in India during fiscal 2019, with a market share of 10.3% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited, following the sale of 12.63% out of the shares held by ICICI Bank through an offer for sale in an initial public offering. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2019, with a market share of 8.5% on a gross direct premium income basis according to the General Insurance Council of India. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31,

2019 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited in an initial public offer. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in April 2018. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2019

The global economy grew by 3.6% during calendar year 2018 compared to 3.9% in calendar year 2017. The advanced economies grew by 2.2% led by the United States and the emerging and developing economies expanded by 4.5% in calendar year 2018. Key developments that impacted the global economic environment during the year included the trade dispute between the United States (U.S.) and China, the U.S. Federal Reserve indicating slower future interest rate hikes, uncertainties regarding the exit of the United Kingdom from the European Union, slowdown in economic growth in China and the rise in global crude oil prices.

India’s gross domestic product grew by 6.8% in fiscal 2019 compared to 7.2% during fiscal 2018. As per industry-wise growth estimates on gross value added basis, the agriculture sector grew by 2.9%, the industrial sector by 6.9% and the services sector by 7.5% in fiscal 2019 compared to a growth of 5.0% in agriculture, 5.9% in industry and 8.1% growth in the services sector in fiscal 2018.

Inflation as measured by the Consumer Price Index increased in the initial part of fiscal 2019 from 4.3% in March 2018 to 6.4% in June 2018 and subsequently declined to 2.9% in March 2019. Core inflation (inflation excluding food and fuel) increased from 5.4% in March 2018 to 6.4% in June 2018 and eased to 5.0% in March 2019. The average inflation as measured by the Wholesale Price Index increased to 4.3% during fiscal 2019 compared to 3.0% in fiscal 2018. During fiscal 2019, the Reserve Bank of India increased the repo rate by 25 basis points each in June 2018 and August 2018, from 6.0% to 6.5%, and subsequently reduced the repo rate by 25 basis points in February 2019 to 6.25%. The policy stance was changed from “neutral” to “calibrated tightening” in October 2018 and again changed to “neutral” in February 2019. During the three months ended June 30, 2019, the Reserve Bank of India reduced the repo rate twice by 25 basis points each and changed the policy stance to “accommodative”.

Merchandise exports grew by 9.1% year-on-year while merchandise imports grew by 10.4% during fiscal 2019. The growth in imports largely reflected the impact of increase in global oil prices during the year. The trade deficit increased to U.S. $ 180.3 billion in fiscal 2019 compared to a trade deficit of U.S. $ 160.0 billion in fiscal 2018. India’s current account deficit increased from US$ 48.7 billion in fiscal 2018 to U.S. $ 57.3 billion in fiscal 2019. As a proportion of India’s gross domestic product, the current account deficit increased from 1.9% in fiscal 2018 to 2.2% in fiscal 2019. Foreign direct investment inflows into India increased to U.S. $ 43.3 billion during fiscal 2019 compared to U.S. $ 39.4 billion during fiscal 2018. There was a net outflow of U.S. $ 2.2 billion of foreign portfolio investments during fiscal 2019, with a net inflow of U.S. $ 1.5 billion in equity markets and a net outflow of U.S. $ 3.7 billion in debt markets.

The equity market benchmark, the S&P BSE Sensex increased by 17.3% during fiscal 2019 to close at 38,673 at end-March 2019. The Rupee depreciated from Rs. 65.11 per U.S. dollar at end-March 2018 to Rs. 74.33 per U.S. dollar on October 9, 2018 and subsequently appreciated to Rs. 69.16 per U.S. dollar at end-March 2019. Since Indian banks are subject to reserve requirements, with a large part of the reserves held in government securities, movement in government bond yields have an impact on the treasury portfolio. During fiscal 2019, yields on government securities were volatile particularly in view of tight liquidity conditions between September-December 2018. This resulted in significant losses in the treasury book for most Indian banks during the three months ended December 31, 2018. Yields on the 10-year benchmark government bonds increased from 7.4% at end-March 2018 to over 8.0% in September 2018, and subsequently declined to 7.4% at end-March 2019.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 9.0% to Rs. 691.8 billion during fiscal 2019 compared to Rs. 634.7 billion during fiscal 2018. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 14.1% to Rs. 1,615.4 billion compared to Rs. 1,415.1 billion during fiscal 2018. The average assets under management of mutual funds increased by 6.1% from Rs. 23.1 trillion for the three months ended March 31, 2018 to Rs. 24.5 trillion for the three months ended March 31, 2019.

In the banking sector, non-food credit grew by 13.3% year-on-year at end-March 2019 while deposits grew by 10.0% year-on-year resulting in the credit-to-deposit ratio increasing from 75.5% at March 31, 2018 to 77.7% at end-March 2019. In terms of sector-wise deployment of credit, growth in credit to the services sector was 17.8%, to industry was 6.9% and to agriculture was 7.9%, while retail loans of the banking sector grew by 16.4% as on March 29, 2019. During the year, challenges emerged for non-banking financial companies and housing finance companies following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on their debt, leading to funding and growth challenges for non-banking financial companies and housing finance companies. As access to bond markets for these companies was constrained, bank lending to these companies increased, reflecting in the growth in bank credit to the services sector. Further, challenges emerged in certain sectors and borrower groups, such as real estate developers and borrower groups that had borrowed against their shareholding in listed group companies, and faced refinancing challenges.

Additions to non-performing assets moderated during fiscal 2019. As per the Reserve Bank of India’s Financial Stability Report of June 2019, the gross non-performing asset ratio for Indian banks declined from a peak of 11.5% at March 31, 2018 to 9.3% at March 31, 2019. Provisions made by banks continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. The process of resolution of large stressed accounts continued during fiscal 2019. In fiscal 2018, the Reserve Bank of India had identified specific accounts and required banks to either commence proceedings under the Insolvency and Bankruptcy Code or finalize resolution plans within specified timelines. Of the accounts referred under the Insolvency and Bankruptcy Code with the National Company Law Tribunal, five large accounts were resolved during the year. Given that the process of resolution of accounts referred under the Code is still evolving, with period amendments beings incorporated into the framework as well as litigation and judicial decisions impacting the framework, there is uncertainty regarding the impact of resolution of these borrowers and whether such resolution will be achieved.

In a step towards initiating consolidation in the banking sector, the Government of India announced the merger of three public sector banks in fiscal 2019. The merger was effective from April 1, 2019. The key regulatory developments during the year were as follows:

•	In March 2019, the Reserve Bank of India deferred the implementation of Indian Accounting Standards (Ind AS) till further notice as the legislative amendments recommended by it were still under the consideration of the Government of India.

•	The Reserve Bank of India deferred the implementation of the last tranche of 0.625% of Capital Conservation Buffer from March 31, 2019 to March 31, 2020. Accordingly, the minimum capital conservation ratios as earlier applicable from March 31, 2018 would now apply from March 31, 2019 till the capital conservation buffer attains the level of 2.5% of risk weighted assets as on March 31, 2020. The pre-specified trigger for loss absorption through conversion/write-down of Additional Tier 1 instruments shall remain at 5.5% of risk weighted assets and would increase to 6.125% of risk weighted assets on March 31, 2020.

•	In September 2018, the Reserve Bank of India permitted banks to reckon statutory liquidity ratio investments equivalent to an additional 2.0% of their net demand and time liabilities, under the Facility to Avail Liquidity for Liquidity Coverage Ratio as level one high quality liquid assets for the purpose of computing the liquidity coverage ratio. This was applicable from October 1, 2018 resulting in statutory liquidity ratio investments equivalent to a total of 15.0% of net demand and time liabilities being recognized as level one high quality liquid assets. In April 2019, this was further increased by 2.0% of net demand and time liabilities in a phased manner.

•	With a view to align the Statutory Liquidity Ratio requirement with the Liquidity Coverage Ratio requirement, the Reserve Bank of India decided to reduce the statutory liquidity ratio by 25 basis points every quarter until it reaches 18.0% of net demand and time liabilities. The first reduction of 25 basis points from 19.50% to 19.25% was effective from January 1, 2019.

•	With a view to facilitate meaningful restructuring of micro, small and medium enterprises’ accounts that are stressed, the Reserve Bank of India permitted a one-time restructuring of existing loans to micro, small and medium enterprises that are in default but ‘standard’ as on January 1, 2019, without an asset classification downgrade. To be eligible for the scheme, the aggregate exposure, including non-fund based facilities of banks and non-banking financial companies, to a borrower should not exceed Rs. 250.0 million as on January 1, 2019. The restructuring will have to be implemented by March 31, 2020. A provision of 5.0%, in addition to the provisions already held, shall be made in respect of accounts restructured under this scheme.

•	With a view to facilitate flow of credit to well-rated non-banking financial companies, in February 2019 the Reserve Bank of India revised the risk weights on exposures to non-deposit taking systemically important non-banking financial companies. From a uniform risk weight of 100%, the Reserve Bank of India allowed rated exposures of banks to these non-banking financial companies to be risk-weighted as per the rating assigned by the accredited rating agencies, in a manner similar to that for corporate borrowers. Exposures to core investment companies continue to be risk-weighted at 100%.

•	In December 2018, the Reserve Bank of India proposed the linking of new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. The external benchmarks proposed for linking included the Reserve Bank of India policy repo rate, the Government of India 91 days treasury bill yield, the Government of India 182 days treasury bill yield or any other benchmark market interest rate produced by the Financial Benchmarks India Private Limited. While this was expected to be applicable from April 1, 2019, further discussions are being held with stakeholders and final guidelines in this regard are awaited.

•	In February 2019, the Reserve Bank of India revised the definition of bulk deposits (i.e. deposits where banks have the discretion to offer a differential rate of interest) from a single deposit of Rs. 10.0 million and above to a single deposit of Rs. 20.0 million and above. Banks are henceforth required to maintain their bulk deposit interest rate cards in the core banking system for supervisory review.

•	In April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets dated February 12, 2018 as unconstitutional. In June 2019, the Reserve Bank of India issued revised guidelines, the Prudential Framework for Resolution of Stressed Assets by Banks, which allow lenders to decide on referring an account for resolution under the Insolvency and Bankruptcy Code as against the earlier requirement of referring in the event a resolution plan is not implemented within stipulated timelines. It also requires banks to make higher provisioning in case the resolution plan is not implemented within stipulated timelines. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. See “Supervision and Regulation- Loan Loss Provisions and Non-Performing Assets”.

•	In November 2018, the Securities and Exchange Board of India released a framework that requires a company rated AA and above and with an outstanding long term borrowing of Rs. 1.0 billion and above at March 31 in any given year, to necessarily raise 25.0% of its incremental borrowings for the following year through the bond market. This is effective from April 1, 2019.

Business overview

While assessing our performance, we monitor key financial variables such as the movement in core operating profit (that is profit before provisions and tax, excluding treasury income), credit loss and return on equity. We also look at movement in yield on assets, cost of funds and net interest margin, movement in fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth and loan delinquency trends. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, cyber threats and preparedness to address them and estimates of market share in key areas of business.

India’s gross domestic product grew by 6.8% in fiscal 2019 compared to 7.2% in fiscal 2018. The industrial sector grew by 6.9% in fiscal 2019 compared to 5.9% in fiscal 2018. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”. Credit to the industrial sector, which had declined during fiscal 2018, grew by 6.6% at end-March 2019. During fiscal 2019, the additions to non-performing loans in the banking sector, and for us, declined. The ratio of gross non-performing loans to total loans for the banking sector declined from 11.5% at end-March 2018 to 9.3% at end-March 2019. Retail loans of the banking sector grew by 16.4% at-end March 2019, and remained the key driver of credit growth.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, for the banking sector, including us. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019. However, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. A few large accounts were resolved under the Insolvency and Bankruptcy Code during fiscal 2019. However, there are delays in the resolution of accounts referred under the Code and if resolutions of accounts are not achieved and the borrowers go into liquidation, the market value of the collateral may decrease thus impacting the recovery of dues by lenders. In a recent judgment, the National Company Law Appellate Tribunal has treated secured and unsecured financial creditors to a borrower referred under the Code similarly with respect to the level of recovery, and has also held that there should be equal distribution of resolution proceeds between operational and financial creditors under a resolution plan. The government has, however, proposed to amend the Code to mandate completion of all processes, including litigation and judicial matters, within 330 days and also empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds. Further, during fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. As non-banking finance companies have slowed down lending, there could be refinancing challenges for their borrowers. Further, challenges also emerged in certain sectors and borrower groups, such as real estate developers, and borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges.

See also “—Executive Summary—Business environment—Trends in fiscal 2019”.

As credit growth by non-banking financial companies slowed down, this created opportunities for banks to grow their loan portfolios. However, credit grew at a faster pace compared to deposit growth, resulting in a higher credit to deposit ratio for banks, especially for private sector banks. Further, within deposits, the growth in low cost current account and savings account deposits was slower compared to term deposit growth, resulting in an increase in the cost of funds for banks. This also limited the ability of banks to reduce lending rates in spite of a declining policy interest rate environment. The Reserve Bank of India has now proposed a change in pricing of loans and has recommended linking new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. While final guidelines in this regard are awaited, a large competitor public sector bank has already announced the linking of interest rates on its home loans and savings account deposits to the Reserve Bank of India’s repo rate. While the impact of this change on the overall market is yet uncertain, such changes could impact the net interest margins of banks.

We believe that the significant improvement in our deposit franchise and funding costs in the last five years, along with strengthened risk management practices enable us to pursue lending opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on capitalising on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a granular portfolio and sustainably improve portfolio quality.

A discussion of our financial performance in fiscal 2019 is given below:

Operating profit before provisions decreased by 3.7% from Rs. 289.5 billion in fiscal 2018 to Rs. 278.7 billion in fiscal 2019 primarily due to a decrease in income from treasury-related activities, offset, in part, by an increase in net interest income.

Net interest income increased by 17.6% from Rs. 279.0 billion in fiscal 2018 to Rs. 328.0 billion in fiscal 2019, due to an increase of 10.6% in the average volume of interest earning assets and an increase in net interest margin by 21 basis points.

Non-interest income increased by 4.4% from Rs. 568.1 billion in fiscal 2018 to Rs. 593.2 billion in fiscal 2019 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income, offset, in part, by a decrease in income from treasury-related activities. Premium and other operating income relating to insurance business increased by 13.2% from Rs. 368.6 billion in fiscal 2018 to Rs. 417.1 billion in fiscal 2019 primarily reflecting an increase in business volume. Commission, exchange and brokerage income increased by 11.9% from Rs. 112.6 billion in fiscal 2018 to Rs. 126.0 billion in fiscal 2019. Income from treasury-related activities decreased by 47.8% from Rs. 83.9 billion in fiscal 2018 to Rs. 43.8 billion in fiscal 2019. In fiscal 2019, we made a net gain of Rs. 10.1 billion on sale of equity shares of ICICI Prudential Life Insurance Company. In fiscal 2018, we made a net gain of Rs. 17.1 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited and a net gain of Rs. 32.1 billion on sale of equity shares of ICICI Securities Limited through initial public offers.

Non-interest expenses increased by 15.3% from Rs. 557.6 billion in fiscal 2018 to Rs. 642.6 billion in fiscal 2019, primarily due to an increase in expenses pertaining to insurance business, other administrative expenses and payments to and provision for employees.

Provisions and contingencies (excluding provision for tax) increased by 13.8% from Rs. 179.7 billion in fiscal 2018 to Rs. 204.6 billion in fiscal 2019. The Indian corporate sector experienced several challenges from fiscal 2012, which resulted in substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status for the banking sector and the Bank since fiscal 2016. See also, “Risk factors- Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer.” In fiscal 2019, the additions to non-performing loans in the banking system, including us, declined sharply. A few large accounts referred under the Insolvency and Bankruptcy Code were resolved. The additions to non-performing loans of the Bank reduced significantly, while provisions remained elevated as the Bank made additional provisions on existing non-performing loans as required by applicable regulations. The provision coverage ratio improved substantially. Gross additions to the non-performing assets in fiscal 2019 were Rs. 120.8 billion (fiscal 2018: Rs. 296.0 billion). Gross non-performing assets (net of write-offs) decreased from Rs. 575.3 billion at year-end fiscal 2018 to Rs. 491.8 billion at year-end fiscal 2019. Net non-performing assets decreased from Rs. 293.5 billion at year-end fiscal 2018 to Rs. 143.3 billion at year-end fiscal 2019. The net non-performing assets ratio decreased from 4.6% at year-end fiscal 2018 to 2.0% at year-end fiscal 2019.

The income tax expense decreased by 8.5% from Rs. 18.8 billion in fiscal 2018 to Rs. 17.2 billion in fiscal 2019 primarily due to a decrease in profit before tax. The effective tax rate increased from 17.1% in fiscal 2018 to 23.2% in fiscal 2019 primarily reflecting the composition of income.

As a result of the above, the profit after tax decreased by 44.8% from Rs. 77.1 billion in fiscal 2018 to Rs. 42.5 billion in fiscal 2019.

Net worth (equity share capital and reserves and surplus) increased from Rs. 1,106.3 billion at year-end fiscal 2018 to Rs. 1,142.5 billion at year-end fiscal 2019 primarily due to accretion to reserves from profit for the year. Total assets increased by 10.2% from Rs. 11,242.8 billion at year-end fiscal 2018 to Rs. 12,387.9 billion at year-end fiscal 2019. Total deposits increased by 16.3% from Rs. 5,858.0 billion at year-end fiscal 2018 to Rs. 6,813.2 billion at year-end fiscal 2019. Savings account deposits increased by 12.5% from Rs. 2,092.9 billion at year-end fiscal 2018 to Rs. 2,355.3 billion at year-end fiscal 2019. Current account deposits increased by 6.0% from Rs. 913.7 billion at year-end fiscal 2018 to Rs. 968.1 billion at year-end fiscal 2019. The current account and savings account ratio (ratio of current account and savings account deposits to total deposits) was at 48.8% at year-end fiscal 2019 as compared to 51.3% at year-end fiscal 2018. Term deposits increased by 22.4% from Rs. 2,851.4 billion at year-end fiscal 2018 to Rs. 3,489.8 billion at year-end fiscal 2019. Total advances increased by 14.1% from Rs. 5,668.5 billion at year-end fiscal 2018 to Rs. 6,469.6 billion at year-end fiscal 2019. Our retail advances increased by 22.8% from Rs. 3,207.9 billion at year-end fiscal 2018 to Rs. 3,937.9 billion at year-end fiscal 2019.

ICICI Bank had a branch network of 4,874 branches and an ATM network of 14,987 ATMs at year-end fiscal 2019.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2019 were: common equity Tier 1 risk-based capital ratio of 13.6%; Tier 1 risk-based capital ratio of 15.1% and total risk-based capital ratio of 16.9%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2019 were: common equity Tier 1 risk-based capital ratio of 13.4%; Tier 1 risk-based capital ratio of 14.7%; and total risk-based capital ratio of 16.5%.

Business outlook

Economic data for recent periods indicates a moderation in economic activity, with a lower rate of growth of the gross domestic product as well as a decline in high frequency indicators like vehicle sales. This could result in lower demand for credit from the banking system and also adversely impact the quality of the existing portfolio. As new investments by the private corporate sector remain moderate, credit growth is expected to continue to be driven by the retail and small business segment. In addition, the challenges faced by non-banking financial companies and housing finance companies have led to a slowdown in lending by these companies, which could lead to financing and refinancing challenges for their customers, who may also be customers of banks, including us. The overall impact of these developments on credit markets is uncertain and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations.

The banking system has also experienced lower deposit growth relative to loan growth, and lower growth in current and savings account deposits relative to term deposits, especially for private sector banks. This could create challenges for banks due to the increase in cost of funds and impact on net interest margins, while limiting the ability of banks to raise lending rates. In addition, the proposed regulations pertaining to pricing of loans and linking them to an external benchmark, and the step taken by a large public sector bank of linking savings deposits and home loans to the policy repo rate could impact the net interest margins of banks. At the same time, the regulations limiting fees from third party transactions, introduction of an electronic trading platform for buying/selling foreign exchange and the proposal that businesses above a certain size should offer low cost digital modes of payment with no charges, could also impact fee income streams of banks.

The corporate credit market in India is still evolving. The Reserve Bank of India has in recent years announced several measures to improve transparency and accountability. The Reserve Bank of India is addressing credit and concentration risks through measures like limiting the banking system’s exposure to large borrowers, enabling a comprehensive assessment of borrowing levels and payment performance by requiring all exposures to borrowers above a specified threshold to be reported by banks into a common database, and guidelines for identifying stress in borrower accounts at an early stage and implementing a resolution plan for overdue accounts within specified timelines. The revised prudential framework for resolution of stressed assets by banks, released by the Reserve Bank of India in June 2019, requires initiating a review of a resolution plan as soon as a borrower is reported to be in default by any of the lenders and requires higher provisioning for cases that are not referred to the Insolvency and Bankruptcy Code for resolution. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability. See “Supervision and Regulation- Loan Loss Provisions and Non-Performing Assets”. There is also a focus on increasing borrowings from the capital markets, which could impact the credit markets. Large corporates with exposure above certain thresholds to the banking system are now required to raise a certain proportion of incremental borrowings from the capital market. These steps are changing the dynamics of banking in the country and will strengthen the credit markets in the long run by improving transparency and making the credit markets more efficient. However, in the interim, as corporates and banks are adjusting to the new environment in lending/borrowing, challenges could emerge and lead to potential financing difficulties for overdue borrowers and accelerated provisioning for lenders. Lower rated borrowers may be most impacted by these changes. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 281.8 billion at March 31, 2019.

In this environment, we have continued to focus on strengthening our deposit franchise and capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a granular portfolio and sustainably improve portfolio quality. While we will continue to invest in our digital channels, we also intend to expand our branch network in areas with business potential. We would continue to calibrate our strategy to evolving economic trends. Over the medium term, we see favorable prospects for the Indian economy. The Government and the Reserve Bank of India have announced measures to address the challenges in the financial sector, including for non-banking financial companies, and have committed to capital infusion in public sector banks during fiscal 2020. We expect India’s strong domestic consumption and investment drivers to continue to support healthy rates of growth. Increasing household incomes and consumption are expected to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians. The banking sector is expected to benefit from the growing formalisation of the economy, the recently introduced insolvency resolution regime and the rapid adoption of technology in banking.

Our strategy is to focus on growing the core operating profits in a risk calibrated and granular manner, with significant reduction in provisions from the elevated levels in recent years. We have over the years re-balanced our deposit profile, improved the credit rating profile of the portfolio and reduced concentration risks in fiscal 2019. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. Our additions to gross non-performing loans have reduced and the provisioning coverage on non-performing loans has increased. See also, “Business-Strategy”.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing loans, early resolution of stressed assets, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to grow the business of our overseas branches. See also “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, recent global developments, including movement in oil prices, trade-related disputes and uncertainties regarding finalization of the exit of the United Kingdom from the European Union, are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. For fiscal 2019, we have applied an effective marginal tax rate of 29% for the purpose of this re-computation. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. These swaps are not part of our portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2017					2018					2019
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	3,539,213	Rs.	366,258	10.35%	Rs.	3,991,107	Rs.	388,242	9.73%		4,628,560		456,422	9.86%
Foreign currency		1,457,164		54,546	3.74		1,284,252		44,286	3.45		1,302,286		52,426	4.03
Total advances		4,996,376		420,804	8.42		5,275,359		432,528	8.20		5,930,847		508,848	8.58
Investments:
Rupee		2,105,650		154,825	7.35		2,340,362		161,525	6.90		2,523,583		181,058	7.17
Foreign currency		117,045		2,231	1.91		103,722		2,284	2.20		118,180		2,767	2.34
Total investments		2,222,696		157,056	7.07		2,444,084		163,809	6.70		2,641,763		183,826	6.96
Other interest-earning assets:
Rupee		557,025		20,248	3.63		551,641		19,121	3.47		600,640		19,747	3.29
Foreign currency		135,643		1,126	0.83		172,546		2,345	1.36		166,797		3,875	2.32
Total other interest-earning assets		692,668		21,374	3.09%		724,187		21,466	2.96%		767,439		23,621	3.08%
Other interest income:
Rupee				7,512					4,047					6,263
Foreign currency				5,150					2,326					61
Total other interest income				12,661					6,373					6,324

Interest-earning assets:
Rupee		6,201,888		548,842	8.85		6,883,110		572,935	8.32		7,752,784		663,490	8.56
Foreign currency		1,709,852		63,053	3.69		1,560,519		51,241	3.28		1,587,263		59,129	3.73
Total interest-earning assets		7,911,740		611,895	7.73		8,443,631		624,176	7.39		9,340,049		722,619	7.74
Fixed assets		88,377					94,606					94,752
Other assets		1,339,744					1,523,526					1,705,169
Total non-earning assets		1,428,122					1,618,132					1,799,921
Total assets	Rs.	9,339,862	Rs.	611,895		Rs.	10,061,763	Rs.	624,176		Rs.	11,139,970		722,619

Liabilities:
Savings account deposits:
Rupee	Rs.	1,391,381	Rs.	55,373	3.98%	Rs.	1,649,434	Rs.	61,644	3.74%		1,894,303		68,388	3.61
Foreign currency		83,108		805	0.97		74,834		646	0.86		80,599		790	0.98
Total savings account deposits		1,474,489		56,177	3.81		1,724,268		62,290	3.61		1,974,902		69,177	3.50
Time deposits:
Rupee		2,163,756		162,366	7.50		2,494,447		168,087	6.74		2,787,129		191,019	6.85
Foreign currency		383,130		14,084	3.68		256,534		7,020	2.74		336,152		9,756	2.90
Total time deposits		2,546,886		176,449	6.93		2,750,981		175,107	6.37		3,123,282		200,744	6.43
Other demand deposits:
Rupee		409,105					490,124					551,547
Foreign currency		67,693					72,933					75,719
Total other demand deposits		476,798					563,057					627,266
Total deposits:
Rupee		3,964,243		217,738	5.49		4,634,005		229,731	4.96		5,232,979		259,406	4.96
Foreign currency		533,932		14,888	2.79		404,301		7,666	1.90		492,470		10,545	2.14
Total deposits		4,498,175		232,626	5.17		5,038,306		237,397	4.71		5,725,449		269,952	4.71
Borrowings:
Rupee		834,502		76,252	9.14		865,519		71,837	8.30		957,459		80,896	8.45
Foreign currency		1,297,597		39,480	3.04		1,159,390		33,387	2.88		1,193,800		40,928	3.43
Total borrowings		2,132,099		115,732	5.43		2,024,909		105,224	5.20		2,151,259		121,824	5.66
Interest-bearing liabilities:
Rupee		4,798,745		293,990	6.13		5,499,524		301,568	5.48		6,190,438		340,302	5.50
Foreign currency		1,831,529		54,368	2.97		1,563,691		41,053	2.63		1,686,270		51,473	3.05
Total interest-bearing liabilities		6,630,273		348,358	5.25		7,063,215		342,620	4.85		7,876,708		391,775	4.97
Preference share capital		3,500					3,500					-
Other liabilities		1,703,366					1,902,934					2,130,057
Total liabilities		8,337,139		348,358			8,969,649		342,620			10,006,765		391,775
Stockholders’ equity		1,002,723					1,092,114					1,133,205
Total liabilities and stockholders’ equity	Rs.	9,339,862	Rs.	348,358		Rs.	10,061,763	Rs.	342,620		Rs.	11,139,970	Rs.	391,775

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2018 vs. Fiscal 2017						Fiscal 2019 vs. Fiscal 2018
			Increase (decrease) due to					Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change	Change in average volume	Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	21,984	Rs.	43,959	Rs.	(21,975)	68,180	62,859	5,321
Foreign currency		(10,260)		(5,963)		(4,297)	8,140	726	7,414
Total advances		11,724		37,996		(26,272)	76,320	63,585	12,735
Investments:
Rupee		6,700		16,199		(9,499)	19,573	13,145	6,388
Foreign currency		53		(293)		346	484	339	145
Total investments		6,753		15,906		(9,153)	20,057	13,484	6,533
Other interest-earning assets:
Rupee		(1,127)		(187)		(940)	626	1,611	(985)
Foreign currency		1,219		502		717	1,530	(134)	1,663
Total other interest earning asset		92		315		(223)	2,156	1,477	678
Other interest income
Rupee		(3,465)		—		(3,465)	2,216	—	2,216
Foreign currency		(2,824)		—		(2,824)	(2,265)	—	(2,265)
Other interest income		(6,288)		—		(6,288)	(49)	—	(49)
Total interest income:
Rupee		24,092		59,971		(35,879)	90,555	77,615	12,940
Foreign currency		(11,812)		(5,754)		(6,058)	7,889	931	6,957
Total interest income		12,281		54,217		(41,936)	98,444	78,546	19,897
Interest expense:
Savings account deposits:
Rupee		6,271		9,644		(3,373)	6,744	8,840	(2,096)
Foreign currency		(159)		(71)		(87)	144	56	87
Total savings account deposits		6,112		9,573		(3,460)	6,888	8,896	(2,009)
Time deposits:
Rupee		5,722		22,283		(16,562)	22,931	20,059	2,872
Foreign currency		(7,063)		(3,464)		(3,599)	2,736	2,311	425
Total time deposits		(1,341)		18,819		(20,161)	25,667	22,370	3,297
Total deposits:
Rupee		11,993		31,927		(19,935)	29,675	28,899	776
Foreign currency		(7,222)		(3,535)		(3,686)	2,880	2,367	512
Total deposits		4,771		28,392		(23,621)	32,555	31,266	1,288
Borrowings:
Rupee		(4,415)		2,574		(6,989)	9,059	7,768	1,291
Foreign currency		(6,093)		(3,980)		(2,113)	7,541	1,180	6,362
Total borrowings		(10,508)		(1,406)		(9,102)	16,600	8,948	7,653
Total interest expense:
Rupee		7,578		34,501		(26,924)	38,734	36,667	2,067
Foreign currency		(13,315)		(7,515)		(5,799)	10,421	3,547	6,874
Total interest expense		(5,737)		26,986		(32,723)	49,155	40,214	8,941
Net interest income:
Rupee		16,514		25,470		(8,955)	51,861	40,951	10,910
Foreign currency		1,503		1,761		(259)	(2,532)	(2,616)	83
Total net interest income	Rs.	18,018	Rs.	27,231	Rs.	(9,213)	49,329	38,335	10,993

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2015		2016		2017		2018		2019
	(in millions, except percentages)
Interest income(1)	Rs.	552,291	Rs.	594,980	Rs.	611,895	Rs.	624,176	Rs.	722,660
Average interest-earning assets		6,449,192		7,246,635		7,911,740		8,443,631		9,340,049
Interest expense		323,182		339,965		348,358		342,620		391,775
Average interest-bearing liabilities		5,445,790		6,094,406		6,630,273		7,063,215		7,876,708
Average total assets		7,675,783		8,474,703		9,339,862		10,061,763		11,139,970
Average interest-earning assets as a percentage of average total assets		84.02%		85.51%		84.71%		83.92%		83.84%
Average interest-bearing liabilities as a percentage of average total assets		70.95		71.91		70.99		70.20		70.71
Average interest-earning assets as a percentage of average interest-bearing liabilities		118.43		118.91		119.33		119.54		118.58
Yield		8.56		8.21		7.73		7.39		7.74
Rupee		9.97		9.53		8.85		8.32		8.56
Foreign currency		4.34		4.10		3.69		3.28		3.73
Cost of funds		5.93		5.57		5.25		4.85		4.97
Rupee		7.16		6.76		6.13		5.48		5.50
Foreign currency		3.41		3.05		2.97		2.63		3.05
Spread(2)		2.63		2.64		2.48		2.54		2.76
Rupee		2.81		2.77		2.72		2.84		3.06
Foreign currency		0.93		1.05		0.72		0.66		0.68
Net interest margin(3)		3.55		3.52		3.33		3.33		3.54
Rupee		4.54		4.41		4.11		3.94		4.17
Foreign currency		0.58		0.74		0.51		0.65		0.48

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 2.7 billion for fiscal 2015, Rs. 2.0 billion for fiscal 2016, Rs. 2.5 billion for fiscal 2017, Rs. 2.6 billion for fiscal 2018 and Rs. 2.8 billion for fiscal 2019.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2018		2019	2019		2019/2018 % change
	(in millions, except percentages)
Interest income(1)	Rs.	621,623	719,817	US$	10,408	15.8%
Interest expense		(342,620)	(391,775)		(5,665)	14.3%
Net interest income	Rs.	279,003	328,042	US$	4,743	17.6%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 17.6% from Rs. 279.0 billion in fiscal 2018 to Rs. 328.0 billion in fiscal 2019, reflecting an increase of 10.1% in the average volume of interest-earning assets and an increase in net interest margin by 21 basis points.

Net interest margin

Net interest margin on the rupee portfolio increased by 23 basis points from 3.94% in fiscal 2018 to 4.17% in fiscal 2019 and net interest margin on the foreign currency portfolio decreased by 17 basis points from 0.65% in fiscal 2018 to 0.48% in fiscal 2019. However, overall net interest margin increased by 21 basis points from 3.33% in fiscal 2018 to 3.54% in fiscal 2019 primarily due to an increase in the proportion of the rupee portfolio, which has relatively higher margins, in the total portfolio.

The yield on the rupee portfolio increased by 24 basis points from 8.32% in fiscal 2018 to 8.56% in fiscal 2019 primarily due to the following:

•	The yield on rupee advances increased by 13 basis points from 9.73% in fiscal 2018 to 9.86% in fiscal 2019. The yield on rupee investments increased by 27 basis points from 6.90% in fiscal 2018 to 7.17% in fiscal 2019. The yield on other interest-earning assets decreased by 18 basis points from 3.47% in fiscal 2018 to 3.29% in fiscal 2019. The yield on the rupee portfolio was also positively impacted by the increase in proportion of rupee advances in total rupee portfolio.

•	The yield on rupee advances increased primarily due to re-pricing of floating rate loans of existing customers at higher rates and incremental lending at higher rates. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on government securities in the interest earning rupee investments increased primarily due to an increase in investments in government securities at higher yields and a reset of the rate of interest on floating rate bonds at higher levels. The yield on other than statutory liquidity ratio investments increased primarily due to an increase in the yield on certificate of deposits, commercial papers, pass through certificates and mutual funds.

•	The yield on other interest-earning assets decreased by 18 basis points from 3.47% in fiscal 2018 to 3.29% in fiscal 2019 primarily due to a decrease in yield on Rural Infrastructure Development Fund and other related deposits.

•	Interest on income tax refunds increased from Rs. 2.8 billion in fiscal 2018 to Rs 4.9 billion in fiscal 2019. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio increased by two basis points from 5.48% in fiscal 2018 to 5.50% in fiscal 2019 primarily due to the following factors:

•	The cost of rupee borrowings increased by 15 basis points from 8.30% in fiscal 2018 to 8.45% in fiscal 2019 primarily due to an increase in the cost of rupee borrowings of ICICI Bank and ICICI Securities Primary dealership. The cost of rupee borrowing of ICICI Bank increased primarily due to an increase in cost of refinance borrowings and call and term money borrowings.

•	The cost of rupee deposits remained stable at 4.96% in fiscal 2018 and fiscal 2019.

The cost of rupee term deposits increased by 11 basis points from 6.74% in fiscal 2018 to 6.85% in fiscal 2019.

The cost of rupee savings deposits decreased by 13 basis points from 3.74% in fiscal 2018 to 3.61% in fiscal 2019. Effective August 19, 2017, the Bank reduced its interest rate on savings account deposits by 50 basis points on deposits below Rs. 5 million from 4.00% to 3.50%, which reflected fully in fiscal 2019.

The average rupee current account and savings account deposits as a percentage of total average rupee deposits increased from 46.2% in fiscal 2018 to 46.7% in fiscal 2019.

Net interest margin on the foreign currency portfolio decreased by 17 basis points from 0.65% in fiscal 2018 to 0.48% in fiscal 2019 primarily due to an increase in cost of funds and an increase in average interest-bearing liabilities, offset, in part, by an increase in yield on average interest-earning assets. Average interest-bearing foreign currency liabilities increased by 7.8% from Rs. 1,563.7 billion in fiscal 2018 to Rs. 1,686.3 billion in fiscal 2019. Average interest-bearing foreign currency assets increased by 1.7% from Rs. 1,560.5 billion in fiscal 2018 to Rs. 1,587.3 billion in fiscal 2019.

The yield on our foreign currency portfolio increased by 45 basis points from 3.28% in fiscal 2018 to 3.73% in fiscal 2019 primarily due to the following:

•	The yield on average interest-earning assets of overseas branches of ICICI Bank increased primarily due to an increase in the yield on average advances and investments. The yield on average advances of overseas branches increased primarily due to higher interest collections on non-performing assets and an increase in LIBOR.

•	The Bank has foreign currency bond borrowings where the interest rate is fixed. In order to manage the market risk, the Bank undertakes non-trading fixed to floating interest rate swaps, where the Bank receives fixed and pays floating interest rates. During fiscal 2019, the Bank had an interest expense of Rs. 2.5 billion on this account as compared to an interest income of Rs. 2.1 billion in fiscal 2018 primarily due to an increase in LIBOR.

•	The yield on average interest-earning assets of ICICI Bank UK increased primarily due to an increase in the yield on average advances. The yield on average advances increased primarily due to the higher yield on corporate loans on account of an increase in LIBOR.

•	The yield on average interest-earning assets of ICICI Bank Canada increased primarily due to an increase in the yield on average advances. The yield on average advances increased primarily due to an increase in high yielding corporate loans and the conventional mortgages portfolio, offset, in part, by a decrease in the high yielding securitized insured mortgages portfolio. The yield on average investments increased primarily due to an increase in high yielding investments and sale/maturities of low yielding investments.

The cost of funds for the foreign currency portfolio increased by 42 basis points from 2.63% in fiscal 2018 to 3.05% in fiscal 2019, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding increased primarily due to an increase in cost of borrowings. The cost of borrowings increased primarily due to an increase in cost of call and term money borrowings due to increase in LIBOR.

•	The cost of funds of ICICI Bank UK increased primarily due to an increase in cost of deposits and cost of borrowings. The cost of deposits increased primarily due to increase in cost of term deposits. The cost of borrowings increased primarily due to an increase in LIBOR and issuance of tier-2 bonds, which are at relatively higher cost than other borrowings.

•	The cost of funds of ICICI Bank Canada increased primarily due to an increase in cost of deposits and cost of borrowings. The cost of deposits increased primarily due to an increase in cost of term deposits. The cost of borrowings increased primarily due to an increase in proportion of securitized borrowings, which are relatively high cost, in total borrowings.

Our yield on advances, interest income, net interest income and net interest margin are likely to continue to be impacted by recoveries from non-performing assets, systemic liquidity, the competitive environment and regulatory developments. The timing and quantum of recoveries and interest on income tax refund is uncertain. While the Bank expects continued growth in current account and savings account deposits, the stronger growth in retail term deposits is likely to result in some decline in the proportion of average current account and savings account deposits in total average deposits.

The Reserve Bank of India, in its statement of Development and Regulatory Policies dated December 5, 2018, had proposed that from April 1, 2019, all new floating rate loans (housing, auto, etc.) and floating rate loans to micro and small enterprises should be benchmarked to one of the prescribed external rates. The final guidelines are awaited. Any change in the methodology of determining benchmark rates may impact our interest income, yield on advances, net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 10.6% from Rs. 8,443.6 billion in fiscal 2018 to Rs. 9,340.0 billion in fiscal 2019. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 655.5 billion and an increase in average interest-earning investments by Rs. 197.7 billion.

Average advances increased by 12.4% from Rs. 5,275.4 billion in fiscal 2018 to Rs. 5,930.8 billion in fiscal 2019. Average rupee advances increased by 16.0% from Rs. 3,991.1 billion in fiscal 2018 to Rs. 4,628.6 billion in fiscal 2019 primarily due to an increase in retail advances. Average foreign currency advances increased by 1.4% from Rs. 1,284.3 billion in fiscal 2018 to Rs. 1,302.3 billion in fiscal 2019.

Average interest-earning investments increased by 8.0% from Rs. 2,444.1 billion in fiscal 2018 to Rs. 2,641.8 billion in fiscal 2019. Average rupee investments increased by 7.8% from Rs. 2,340.4 billion in fiscal 2018 to Rs.

2,523.6 billion in fiscal 2019 primarily due to an increase in investments in Indian government securities by 10.1% from Rs. 1,636.3 billion in fiscal 2018 to Rs. 1,801.7 billion in fiscal 2019. Average other rupee investments increased by 2.5% from Rs. 704.1 billion in fiscal 2018 to Rs. 721.9 billion in fiscal 2019. Interest-earning rupee investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates and liquid mutual funds. Average foreign currency investments increased by 13.9% from Rs. 103.7 billion in fiscal 2018 to Rs. 118.2 billion in fiscal 2019 increased primarily due to an increase in investments in treasury bills by ICICI Bank UK.

Average other interest-earning assets increased by 6.0% from Rs. 724.2 billion in fiscal 2018 to Rs.767.4 billion in fiscal 2019 primarily due to an increase in balance with banks outside India and Rural Infrastructure Development Fund and other related deposits, offset, in part, by a decrease in call money lent.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 11.5% from Rs. 7,063.2 billion in fiscal 2018 to Rs. 7,876.7 billion in fiscal 2019 primarily due to an increase in average deposits by Rs. 687.1 billion and average borrowings by Rs.126.4 billion.

Average interest-bearing rupee liabilities increased by 12.6% from Rs. 5,499.5 billion in fiscal 2018 to Rs. 6,190.4 billion in fiscal 2019. Average rupee time deposits increased by 11.7% from Rs. 2,494.4 billion in fiscal 2018 to Rs. 2,787.1 billion in fiscal 2019. Average rupee current account and savings account deposits increased by 14.3% from Rs. 2,139.6 billion in fiscal 2018 to Rs. 2,445.9 billion in fiscal 2019.

Average rupee borrowings increased by 10.6% from Rs. 865.5 billion in fiscal 2018 to Rs. 957.5 billion in fiscal 2019.

Average interest-bearing foreign currency liabilities increased by 7.8% from Rs. 1,563.7 billion in fiscal 2018 to Rs. 1,686.3 billion in fiscal 2019. Average foreign currency deposits increased by 21.8% from Rs. 404.3 billion in fiscal 2018 to Rs. 492.5 billion in fiscal 2019. Average foreign currency deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits.

Average foreign currency borrowings increased by 3.0% from Rs. 1,159.4 billion in fiscal 2018 to Rs. 1,193.8 billion in fiscal 2019. The foreign currency borrowings of ICICI Bank increased primarily due to an increase in call money and term borrowings. Average borrowings of ICICI Bank Canada decreased primarily due to repayments of secured borrowings. Average borrowings of ICICI Bank UK in U.S. dollars terms remained at similar level during the year. However, in rupee terms, average borrowings of ICICI Bank UK increased due to appreciation in the U.S. dollars against rupee during fiscal 2019. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	112,629	Rs.	126,057	US$	1,823	11.9%
Profit/(loss) on treasury-related activities (net)(1)		83,927		43,816		634	(47.8)
Profit/(loss) on sale of land, buildings and other assets (net)		29		(22)		(0) (1)	N/M
Premium and other operating income from insurance business		369,369		420,939		6,086	14.0
Miscellaneous income		2,114		2,460		36	16.4
Total non-interest income	Rs.	568,068	Rs.	593,250	US$	7,944	4.4%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

(2)	Insignificant amount.

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

Non-interest income increased by 4.4% from Rs. 568.1 billion in fiscal 2018 to Rs. 593.3 billion in fiscal 2019 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income, offset, in part, by a decrease in treasury-related activites.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and private equity fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as loan processing fees, commercial banking fees and structuring fees and fee income from retail customers such as loan processing fees, credit card and debit card related fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased by 11.9% from Rs. 112.6 billion in fiscal 2018 to Rs. 126.1 billion in fiscal 2019. Commission, exchange and brokerage income of ICICI Bank increased by 16.4% from Rs. 87.9 billion in fiscal 2018 to Rs. 102.3 billion in fiscal 2019. The commission, exchange and brokerage income of ICICI Bank increased primarily due to an increase in credit card fees, fees from retail deposit customers and lending linked fees. Commission, exchange and brokerage income of our asset management subsidiary increased from Rs. 18.2 billion in fiscal 2018 to Rs. 19.3 billion in fiscal 2019 primarily due to an increase in average assets under management. Commission, exchange and brokerage income of our securities broking subsidiary decreased from Rs. 16.8 billion in fiscal 2018 to Rs. 15.1 billion in fiscal 2019 due to a decrease in brokerage income, corporate finance fees and third party product distribution fees. Brokerage income of our securities broking subsidiary decreased primarily due to a decrease in cash equity trading volume, offset, in part, by an increase in derivative trading volume in fiscal 2019 as compared to fiscal 2018.

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

Income from treasury-related activities decreased from Rs. 83.9 billion in fiscal 2018 to Rs. 43.8 billion in fiscal 2019.

Income from our equity portfolio decreased from Rs. 57.7 billion in fiscal 2018 to Rs. 19.9 billion in fiscal 2019. Income from our equity portfolio in fiscal 2019 primarily included a gain of Rs. 10.1 billion on sale of stake in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges. Income from our equity portfolio in fiscal 2018 primarily included a gain of Rs. 17.1 billion on sale of stake in ICICI Lombard General Insurance Company Limited and Rs. 32.1 billion on sale of stake in ICICI Securities Limited through initial public offers.

Income from our government securities portfolio and other fixed income positions decreased from Rs. 10.2 billion in fiscal 2018 to Rs. 0.6 billion in fiscal 2019. In fiscal 2018, income from our government securities portfolio and other fixed income positions was higher primarily due to higher realized gains on government securities portfolio and other fixed income positions.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 16.0 billion in fiscal 2018 to Rs. 17.8 billion in fiscal 2019.

Income relating to our insurance business

Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Income from our insurance business increased by 13.2% from Rs. 368.6 billion in fiscal 2018 to Rs. 417.1 billion in fiscal 2019 due to an increase in income from both our life insurance and general insurance business.

Income from our life insurance business increased by 12.1% from Rs. 291.3 billion in fiscal 2018 to Rs. 326.5 billion in fiscal 2019.

Net premium income of our life insurance subsidiary increased by 13.0% from Rs. 267.0 billion in fiscal 2018 to Rs. 301.7 billion in fiscal 2019. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 14.3% from Rs. 270.7 billion in fiscal 2018 to Rs. 309.3 billion in fiscal 2019 primarily due to an increase in retail renewal premium and group premium. Retail renewal premium increased by 15.6% from Rs. 175.0 billion in fiscal 2018 to Rs. 202.3 billion in fiscal 2019. Group premium increased from Rs. 11.7 billion in fiscal 2018 to Rs. 25.7 billion in fiscal 2019. Retail new business premium decreased by 3.1% from Rs. 84.0 billion in fiscal 2018 to Rs. 81.4 billion in fiscal 2019. Fee and other life insurance related income of our life insurance subsidiary increased from Rs. 24.4 billion in fiscal 2018 to Rs. 24.9 billion in fiscal 2019.

Income from our general insurance business increased by 17.2% from Rs. 77.3 billion in fiscal 2018 to Rs. 90.6 billion in fiscal 2019.

Net premium income of our general insurance subsidiary increased from Rs. 67.0 billion in fiscal 2018 to Rs. 81.5 billion in fiscal 2019 primarily due to an increase in motor, health and personal accident insurance business. Commission income of our general insurance subsidiary decreased from Rs. 10.3 billion in fiscal 2018 to Rs. 9.1 billion in fiscal 2019 primarily due to lower re-insurance commission on crop insurance business.

Miscellaneous income

Miscellaneous income increased from Rs. 2.1 billion in fiscal 2018 to Rs. 2.5 billion in fiscal 2019.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	83,335	Rs.	94,253	US$	1,363	13.1%
Depreciation on own property		9,221		9,458		137	2.6
Auditor’s fees and expenses		259		295		4	13.9
Expenses pertaining to insurance business		336,374		391,686		5,663	16.4
Other administrative expenses		128,367		146,896		2,124	14.4
Total non-interest expenses	Rs.	557,556	Rs.	642,588	US$	9,291	15.3%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased by 15.3% from Rs. 557.6 billion in fiscal 2018 to Rs. 642.6 billion in fiscal 2019 primarily due to an increase in expenses related to insurance business, other administrative expenses and payments to and provisions for employees.

Payments to and provisions for employees

Employee expenses increased by 13.1% from Rs. 83.3 billion in fiscal 2018 to Rs. 94.3 billion in fiscal 2019. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 112,360 at year-end fiscal 2018 to 117,340 at year-end fiscal 2019.

The employee expenses of ICICI Bank increased by 15.1% from Rs. 59.1 billion in fiscal 2018 to Rs. 68.1 billion in fiscal 2019. Employee expenses increased primarily due to an increase in retirement benefit obligations due to a decrease in the discount rate linked to government securities yield and an increase in dearness allowance and provision for performance bonus and performance-linked retention pay. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased from 83,577 employees in fiscal 2018 to 84,523 employees in fiscal 2019. Any change in the government securities yield in the future may impact our employee retirement benefits obligation and employee costs.

The employee expenses of ICICI Prudential Life Insurance Company increased marginally from Rs. 9.7 billion in fiscal 2018 to Rs. 9.8 billion in fiscal 2019. The employee expenses of ICICI Lombard General Insurance Company increased by 16.9% from Rs. 5.1 billion in fiscal 2018 to Rs. 6.0 billion in fiscal 2019 primarily due to an increase in average employee base and annual salary increments. The employee expenses of ICICI Prudential Asset Management Company increased by 13.6% from Rs. 2.1 billion in fiscal 2018 to Rs. 2.4 billion in fiscal 2019. The employee expenses of ICICI Home Finance company increased from Rs. 0.3 billion in fiscal 2018 to Rs. 0.7 billion in fiscal 2019 primarily due to increase in average employee base.

Depreciation

Depreciation on owned properties increased by 2.6% from Rs. 9.2 billion in fiscal 2018 to Rs. 9.5 billion in fiscal 2019.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 14.4% from Rs. 128.4 billion in fiscal 2018 to Rs. 146.9 billion in fiscal 2019 primarily due to an increase in expenses of ICICI Bank and our life insurance subsidiary, offset, in part, by a decrease in expenses of our general insurance subsidiary and asset management subsidiary. Other administrative expenses of ICICI Bank increased from Rs. 90.0 billion in fiscal 2018 to Rs. 104.9 billion in fiscal 2019 primarily due to an increase in retail business volumes.

Other administrative expenses of our life insurance subsidiary increased from Rs. 11.6 billion in fiscal 2018 to Rs. 16.2 billion in fiscal 2019 primarily due to an increase in sales and marketing expenses.

Other administrative expenses of our general insurance subsidiary decreased from Rs. 15.8 billion in fiscal 2018 to Rs. 13.9 billion in fiscal 2019 primarily due to a decrease in business support expenses. Business support expenses decreased primarily due to accounting for distribution fees on motor segment as ‘commission paid’ consequent to implementation of Motor Insurance Service Provider guidelines issued by the Insurance Regulatory and Development Authority of India.

Other administrative expenses of our asset management subsidiary decreased from Rs. 7.2 billion in fiscal 2018 to Rs. 6.7 billion in fiscal 2019 primarily due to a decrease in fund related expenses.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 16.4% from Rs. 336.4 billion in fiscal 2018 to Rs. 391.7 billion in fiscal 2019.

The expenses related to our life insurance subsidiary increased by 15.0% from Rs. 277.0 billion in fiscal 2018 to Rs. 318.5 billion in fiscal 2019 primarily due to an increase in linked premium and expenses related to reserves for actuarial liability (including the investible portion of the premium on unit-linked policies).

The reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased by 15.1% from Rs. 257.0 billion in fiscal 2018 to Rs. 295.9 billion in fiscal 2019, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses increased by 13.6% from Rs. 19.9 billion in fiscal 2018 to Rs. 22.6 billion in fiscal 2019 primarily due to an increase in death claims, maturity claims and survival claims and higher commission expenses. The increase in commission expenses increased primarily due to an increase in total premium. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses related to our general insurance subsidiary increased from Rs. 59.4 billion in fiscal 2018 to Rs. 73.1 billion in fiscal 2019 primarily due to an increase in claims and benefit payouts and commission expenses. Claims and benefit payouts increased by 18.8% from Rs. 53.1 billion in fiscal 2018 to Rs. 63.1 billion in fiscal 2019.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

Provisions for Non-performing Assets and Restructured Loans

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last five years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions.

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

From April 1, 2015 onwards, loans that were restructured (other than due to a delay in project implementation up to specified periods) had to be classified as non-performing assets. Loans to projects under implementation that were restructured due to a delay in implementation of the project (up to a specified period) continued to enjoy forbearance in classification as non-performing assets, subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

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

In April 2017, the Reserve Bank of India directed banks to put in place board-approved policies for making provisions for standard assets at rates higher than those prescribed by the Reserve Bank of India, based on industry sectors and an assessment of sectoral risks and trends. In particular, the Reserve Bank of India highlighted risks in the telecom sector and directed banks to complete the assessment with respect to this sector by June 30, 2017. Furthermore, in April 2017, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the annual supervisory process. The disclosure was required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeded 15.0% of the published net profits after tax for the period (10.0% of the reported profit before provisions and contingencies based on the Reserve Bank of India’s revised guidelines issued in April 2019) , or the additional gross non-performing assets identified by the Reserve Bank of India exceeded 15.0% of the published incremental gross non-performing assets for the reference period, or both.

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

In February 2018, the Reserve Bank of India issued directions and guidelines aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. Apart from the withdrawal of earlier resolution mechanisms, the Reserve Bank of India also discontinued the Joint Lenders’ Forum, a committee formed by banks to explore options for resolution. The guidelines withdrew the standstill benefit for classification of borrower accounts where any of the Reserve Bank of India prescribed resolution schemes had been initiated and resulted in banks, including us, classifying assets under the resolution schemes of the Reserve Bank of India as non-performing on an accelerated basis.

In April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets dated February 12, 2018 as unconstitutional. The Reserve Bank of India issued a revised prudential framework for resolution of stressed assets by banks on June 7, 2019. As per the revised guideline, banks are now required to implement the resolution plan within 180 days from the end of the “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of the “review period”. Further, half of the additional provision may be reversed on filing of the insolvency application under the Insolvency and Bankruptcy Code, and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Code. On implementation of the resolution plan, additional provision may be reversed if the borrower is not in default for a period of 6 months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability.

The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts were resolved under the Code during fiscal 2019. However, there are delays in the resolution of accounts referred under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders.

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. Loans in the Bank’s UK subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non- performing assets to the extent the loan amount is outstanding in the host country. Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. The Reserve Bank of India has separate guidelines for restructured loans.

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

The Bank has, since April 2016, implemented enhanced internal controls, relating to the review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

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

In respect of non-retail loans reported as frauds to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India.

See also “Business—Loan portfolio—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2018			2019			2019		2019/2018 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	458,861		Rs.	575,261		US$	8,317	25.4%
Add: New non-performing assets during the year		295,969			120,793			1,747	(59.2)
Less: Loans upgraded to performing during the year		(38,668)			(18,268)			(264)	(52.8)
Less: Recoveries (excluding recoveries made from upgraded accounts)(1)		(48,103	)(1)		(62,596	)(1)		(905)	30.1
Less: Write-offs		(92,798)			(123,345)			(1,784)	32.9
Gross non-performing assets(2)	Rs.	575,261		Rs.	491,845		US$	7,111	(14.5)
Provisions for non-performing assets(2)		(281,714)			(348,522)			(5,039)	23.7
Net non-performing assets(2)	Rs.	293,547		Rs.	143,323		US$	2,072	(51.2)
Gross customer assets	Rs.	6,681,141		Rs.	7,535,320		US$	108,955	12.8
Net customer assets	Rs.	6,393,368		Rs.	7,183,487		US$	103,868	12.4
Gross non-performing assets as a percentage of gross customer assets		8.6%			6.5%
Net non-performing assets as a percentage of net customer assets		4.6%			2.0%

(1)	Includes non-performing assets transferred to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass through instruments.

(2)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019. However, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. A few large accounts were resolved under the Insolvency and Bankruptcy Code during fiscal 2019. Further, during fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. As non-banking finance companies have slowed down lending, there could be refinancing challenges for their borrowers. Further, challenges also emerged in certain sectors and borrower groups, such as real estate developers, and borrower groups that had borrowed against their shareholding in listed group companies, and faced refinancing challenges.

The gross additions to non-performing commercial loans decreased from Rs. 267.2 billion in fiscal 2018 to Rs. 91.6 billion in fiscal 2019. During fiscal 2019, we upgraded non-performing commercial loans amounting to Rs. 12.9 billion as compared to Rs. 34.6 billion in fiscal 2018 and made recoveries of non-performing commercial loans amounting to Rs. 51.4 billion as compared to Rs. 39.9 billion in fiscal 2018. During fiscal 2019, commercial loans amounting to Rs. 121.7 billion were written-off as compared to Rs. 88.7 billion in fiscal 2018 based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 534.8 billion at year-end fiscal 2018 to Rs. 440.4 billion at year-end fiscal 2019.

Gross additions to non-performing consumer loans were Rs. 29.2 billion in fiscal 2019 as compared to Rs. 28.8 billion in fiscal 2018. During fiscal 2019, we upgraded non-performing consumer loans of Rs. 5.4 billion as compared to Rs. 4.1 billion in fiscal 2018. During fiscal 2019, we made recoveries against non-performing consumer loans of Rs. 11.2 billion (fiscal 2018: Rs. 8.2 billion) and written-off loans of Rs. 1.6 billion (fiscal 2018: Rs. 4.1 billion). Gross non-performing consumer loans increased from Rs. 40.5 billion at year-end fiscal 2018 to Rs. 51.4 billion at year-end fiscal 2019.

As a result of above, our gross non-performing assets decreased by 14.5% from Rs. 575.3 billion at year-end fiscal 2018 to Rs. 491.8 billion at year-end fiscal 2019. Our net non-performing assets decreased by 51.2% from Rs. 293.5 billion at year-end fiscal 2018 to Rs. 143.3 billion at year-end fiscal 2019. The net non-performing asset ratio decreased from 4.6% at year-end fiscal 2018 to 2.0% at year-end fiscal 2019.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 42.2 billion at March 31, 2019.

Our consolidated net loans to accounts internally rated below investment grade (excluding net non-performing and restructured loans) were Rs. 134.7 billion at year-end fiscal 2019, constituting about 2.1% of our total net loans.

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)		50,855		18,579		269	(63.5)%
Add: Loans restructured during the year		7		293		4	-
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		2,161		193		3	(91.1)
Less: Loans upgraded to standard category during the year		—		(10,402)		(150)	-
Less: Loans downgraded to non-performing category during the year		(22,838)		(3,959)		(57)	(82.7)
Less: Repayments/change in management/conversion to equity shares during the year		(11,605)		(965)		(14)	(91.7)
Gross restructured loans	Rs.	18,579	Rs.	3,737	US$	54	(79.9)
Provisions for restructured loans		(628)		(279)		(4)	(55.6)
Net restructured loans	Rs.	17,951	Rs.	3,458	US$	50	(80.7)
Average balance of net restructured loans(1)	Rs.	27,586	Rs.	11,091	US$	160	(59.8)
Gross customer assets	Rs.	6,681,141	Rs.	7,535,320	US$	108,955	12.8
Net customer assets	Rs.	6,393,368	Rs.	7,183,487	US$	103,868	11.8
Gross restructured loans as a percentage of gross customer assets		0.3%		0.05%
Net restructured loans as a percentage of net customer assets		0.3%		0.05%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

During fiscal 2019, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 0.5 billion, as compared to Rs. 2.2 billion during fiscal 2018. Further, during fiscal 2019, restructured standard loans amounting to Rs. 4.0 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 22.8 billion during fiscal 2018. Restructured loans amounting to Rs. 10.4 billion were upgraded to standard category from standard restructured category. The gross outstanding standard restructured loans decreased by 79.9% from Rs. 18.6 billion at year-end fiscal 2018 to Rs. 3.7 billion at year-end fiscal 2019 and the net outstanding restructured loans decreased by 80.7% from Rs. 18.0 billion at year-end fiscal 2018 to Rs. 3.5 billion at year-end fiscal 2019.

Further, at year-end fiscal 2019, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 2.1 billion.

The aggregate gross non-performing assets and gross standard restructured loans decreased by Rs. 98.3 billion, or 16.5%, from Rs. 593.8 billion at year-end fiscal 2018 to Rs. 495.6 billion at year-end fiscal 2019. The aggregate net non-performing assets and net restructured loans decreased by Rs. 164.7 billion, or 52.9%, from Rs. 311.5 billion at year-end fiscal 2018 to Rs. 146.8 billion at year-end fiscal 2019.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which sought to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, the scheme for sustainable structuring of stressed assets and stand-still benefit were withdrawn, where such schemes were not implemented on that date. At year-end fiscal 2019, the Bank had implemented the scheme for sustainable structuring of stressed assets in three standard borrower accounts with an aggregate balance outstanding of Rs. 6.2 billion, comprising Rs. 3.3 billion of sustainable debt and Rs. 2.9 billion of unsustainable debt. (March 31, 2018: Rs. 6.6 billion). The aggregate non-fund based outstanding to these borrowers was Rs. 15.4 billion at March 31, 2019. The outstanding loans where a change of ownership scheme was invoked for projects under implementation were Nil at March 31, 2019 (March 31, 2018: Rs. 2.4 billion). See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At March 31, 2019, the portfolio of such loans was Rs. 45.9 billion (March 31, 2018: Rs. 60.6 billion) out of which Rs. 19.1 billion (March 31, 2018: Rs. 21.2 billion) was classified as performing loans.

In fiscal 2019, we sold commercial loans made to 15 borrowers with an aggregate book value (net of provision) of Rs. 2.8 billion to asset reconstruction companies. In fiscal 2018, we sold commercial loans made to 12 borrowers with an aggregate book value (net of provision) of Rs. 2.7 billion to asset reconstruction companies. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	19,489	Rs.	3,591	US$	52	(81.6)%
Provision for non-performing and other assets		147,516		176,114		2,546	19.4
Provision for standard assets		2,960		2,414		35	(18.4)
Others		9,764		22,499		325	-
Total provisions and contingencies (excluding tax)	Rs.	179,729	Rs.	204,618	US$	2,958	13.8%

Provisions and contingencies increased by 13.8% from Rs. 179.7 billion in fiscal 2018 to Rs. 204.6 billion in fiscal 2019 primarily due to an increase in provision for non-performing assets, non-fund based facilities and non-banking assets, offset, in part, by a decrease in provision for investments.

Provision for non-performing and other assets increased by 19.4% from Rs. 147.5 billion in fiscal 2018 to Rs. 176.1 billion in fiscal 2019 primarily due to additional provisions on loans classified as non-performing assets in earlier years. The Indian corporate sector experienced several challenges which led to substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status for the banking sector and the Bank from fiscal 2016. The additions to non-performing assets of the banking sector, including us, moderated during fiscal 2019. However, provisions made by banks, including us, continued to be elevated, as banks continued to make additional provisions on their existing portfolios of non-performing loans. A few large accounts were resolved under the Insolvency and Bankruptcy Code during fiscal 2019. The additions to non-performing loans of the Bank declined, while provisions remained elevated due to movement in past-due buckets of the non-performing loans. The provision coverage ratio (excluding cumulative technical/prudential write-offs) increased from 49.0% at year-end fiscal 2018 to 70.9% at year-end fiscal 2019. Provision for investments decreased from Rs. 19.5 billion in fiscal 2018 to Rs. 3.6 billion in fiscal 2019 primarily due to recovery towards bonds which were fully provided in earlier years and lower provisions on equity shares.

Provision for standard assets decreased from Rs. 3.0 billion in fiscal 2018 to Rs. 2.4 billion in fiscal 2019 primarily due to decrease in provision for standard assets of ICICI Bank Canada. There was a write-back of provision for standard assets of ICICI Bank Canada of Rs. 0.3 billion in fiscal 2019 as compared to a provision of Rs. 0.1 billion in fiscal 2018 primarily due to sell-down of loans in fiscal 2019. We held a cumulative general provision of Rs. 31.5 billion at year-end fiscal 2019 compared to Rs. 28.6 billion at year-end fiscal 2018.

Other provisions and contingencies increased from Rs. 9.8 billion in fiscal 2018 to Rs. 22.5 billion in fiscal 2019 primarily due to provision on non-banking assets and non-fund based facilities. Provision on non-fund based facilities increased from Rs. 2.9 billion in fiscal 2018 to Rs. 11.3 billion in fiscal 2019. During fiscal 2019, the Bank made a provision of Rs. 9.0 billion on non-banking assets as per the Reserve Bank of India’s direction.

See also “Business—Classification of Loans—Non-Performing Assets” and “Business—Classification of Loans—Restructured Loans”.

Tax Expense

Income tax expense decreased by 8.51% from Rs. 18.8 billion in fiscal 2018 to Rs. 17.2 billion in fiscal 2019. The effective tax rate increased from 17.7% in fiscal 2018 to 23.2% in fiscal 2019 primarily reflecting the composition of income.

Income tax expense of the Bank decreased by 37.0% from Rs. 6.6 billion in fiscal 2018 to Rs. 4.1 billion in fiscal 2019 primarily due to a decrease in profit before tax. The effective tax rate of the Bank increased from 8.8% in fiscal 2018 to 10.9% in fiscal 2019 primarily reflecting the composition of income.

Income tax expense of our life insurance subsidiary decreased from Rs. 0.98 billion in fiscal 2018 to Rs. 0.22 billion in fiscal 2019. Income tax expense of our general insurance subsidiary increased from Rs. 3.3 billion in fiscal 2018 to Rs. 5.5 billion in fiscal 2019 primarily due to higher effective tax rate due to changes in income tax regulations resulting in tax on long term gain on sale of investments, which was exempt in earlier years.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	889,991	Rs.	873,909	US$	12,636	(1.8)%
Investments		3,722,077		3,982,008		57,577	7.0
Advances (net of provisions)		5,668,542		6,469,617		93,546	14.1
Fixed assets		94,650		96,604		1,397	2.1
Other assets		867,550		965,801		13,965	11.3
Total assets	Rs.	11,242,810	Rs.	12,387,939	US$	179,121	10.2%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total assets increased by 10.2% from Rs. 11,242.8 billion at year-end fiscal 2018 to Rs. 12,387.9 billion at year-end fiscal 2019 primarily due to an increase in net advances, investments and other assets. Net advances increased by 14.1% from Rs. 5,668.5 billion at year-end fiscal 2018 to Rs. 6,469.6 billion at year-end fiscal 2019. Investments increased by 7.0% from Rs. 3,722.1 billion at year-end fiscal 2018 to Rs. 3,982.0 billion at year-end fiscal 2019. Other assets increased by 11.3% from Rs. 867.6 billion at year-end fiscal 2018 to Rs. 965.8 billion at year-end fiscal 2019.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased from Rs. 890.0 billion at year-end fiscal 2018 to Rs. 873.9 billion at year-end fiscal 2019 primarily due to a decrease in money at call and short notice and balances with banks outside India, offset, in part, by an increase in balance with Reserve Bank of India.

Investments

Total investments increased by 7.0% from Rs. 3,722.1 billion at year-end fiscal 2018 to Rs. 3,982.0 billion at year-end fiscal 2019. Investments of ICICI Bank increased from Rs. 2,029.9 billion at year-end fiscal 2018 to Rs. 2,077.3 billion at year-end fiscal 2019 primarily due to an increase in investments in Indian government securities and pass through certificates, offset, in part, by a decrease in commercial paper and bonds and debentures.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 1,370.5 billion at year-end fiscal 2018 to Rs. 1,571.7 billion at year-end fiscal 2019. Investments held to cover linked liabilities increased from Rs. 975.0 billion at year-end fiscal 2018 to Rs. 1,109.5 billion at year-end fiscal 2019 primarily due to an increase in investment in equity shares and corporate bonds. Investments, other than investments held to cover linked liabilities, increased from Rs. 395.5 billion at year-end fiscal 2018 to Rs. 462.3 billion at year-end fiscal 2019 primarily due to an increase in investment in bonds and debentures, Indian government securities and equity shares.

Investments of ICICI Lombard General Insurance Company increased from Rs. 180.3 billion at year-end fiscal 2018 to Rs. 215.0 billion in fiscal 2019 primarily due to an increase in investment in Indian government securities, treasury bills and bonds and debentures.

Investments of ICICI Securities Primary Dealership Limited decreased from Rs. 154.5 billion at year-end fiscal 2018 to Rs. 102.9 billion in fiscal 2019 primarily due to a decrease in investment in Indian government securities and treasury bills.

Investments of ICICI Bank UK increased by 19.5% from Rs. 52.5 billion at year-end fiscal 2018 to Rs. 62.7 billion at year-end fiscal 2019 primarily due to an increase in investment in government securities. ICICI Bank Canada’s investment portfolio increased by 51.1% from Rs. 22.0 billion at year-end fiscal 2018 to Rs. 33.2 billion at year-end fiscal 2019 primarily due to an increase in bankers acceptances and treasury bills.

Our total investment in Indian government securities increased from Rs. 1,803.2 billion at year-end fiscal 2018 to Rs. 1,876.6 billion at year-end fiscal 2019.

At year-end fiscal 2019, the Bank had an outstanding net investment of Rs. 32.9 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 34.4 billion at year-end fiscal 2018. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 14.1% from Rs. 5,668.5 billion at year-end fiscal 2018 to Rs. 6,469.6 billion at year-end fiscal 2019 primarily due to an increase in retail advances.

Net advances of the Bank increased by 14.5% from Rs. 5,124.0 billion at year-end fiscal 2018 to Rs. 5,866.5 billion at year-end fiscal 2019. Net retail advances of ICICI Bank increased by 21.7% from Rs. 2,898.9 billion at year-end fiscal 2018 to Rs. 3,528.3 billion at year-end fiscal 2019. Net advances of ICICI Bank’s overseas branches decreased by 2.2% from Rs. 644.3 billion at year-end fiscal 2018 to Rs. 630.3 billion at year-end fiscal 2019. Net advances of ICICI Home Finance increased by 37.8% from Rs. 95.2 billion at year-end fiscal 2018 to Rs. 131.2 billion at year-end fiscal 2019 primarily due to an increase in home loans.

Net advances of ICICI Bank UK increased by 9.2% from Rs. 155.5 billion at year-end fiscal 2018 to Rs. 169.8 billion at year-end fiscal 2019.

Net advances of ICICI Bank Canada increased marginally from Rs. 290.7 billion at year-end fiscal 2018 to Rs. 297.6 billion at year-end fiscal 2019. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 2.1% from Rs. 94.7 billion at year-end fiscal 2018 to Rs. 96.6 billion at year-end fiscal 2019. Other assets increased from Rs. 867.6 billion at year-end fiscal 2018 to Rs. 965.8 billion at year-end fiscal 2019 primarily due to an increase in trade receivables, income tax paid in advance and Rural Infrastructure and Development Fund and related deposits of the Bank.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Deposits	Rs.	5,857,961	Rs.	6,813,169	US$	98,513	16.3%
Borrowings(1)		2,294,018		2,103,241		30,411	(8.3)
Other liabilities		1,924,452		2,263,189		32,724	17.6
Total liabilities		10,076,431		11,179,599		161,648	10.9
Minority interest		60,082		65,805		951	9.5
Equity share capital		12,858		12,895		186	0.3
Reserves and surplus(2)		1,093,439		1,129,640		16,334	3.3
Total liabilities and stockholders’ equity	Rs.	11,242,810		12,387,939	US$	179,119	10.2%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes employees’ stock options outstanding.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total liabilities (including capital and reserves) increased by 10.2% from Rs. 11,242.8 billion at year-end fiscal 2018 to Rs. 12,387.9 billion at year-end fiscal 2019, primarily due to an increase in deposits and other liabilities, offset, in part, by a decrease in borrowings.

Deposits

Deposits increased by 16.3% from Rs. 5,858.0 billion at year-end fiscal 2018 to Rs. 6,813.2 billion at year-end fiscal 2019. Deposits of ICICI Bank increased by 16.4% from Rs. 5,609.8 billion at year-end fiscal 2018 to Rs. 6,529.2 billion at year-end fiscal 2019. Savings account deposits increased by 13.3% from Rs. 2,009.7 billion at year-end fiscal 2018 to Rs. 2,276.7 billion at year-end fiscal 2019 and current account deposits increased by 8.2% from Rs. 889.6 billion at year-end fiscal 2018 to Rs. 962.7 billion at year-end fiscal 2019. Term deposits increased by 21.4% from Rs. 2,710.5 billion at year-end fiscal 2018 to Rs. 3,289.8 billion at year-end fiscal 2019. The current account and savings account deposits increased by 11.7% from Rs. 2,899.3 billion at year-end fiscal 2018 to Rs. 3,239.4 billion at year-end fiscal 2019. Deposits of overseas branches increased by 9.3% from Rs. 49.6 billion at year-end fiscal 2018 to Rs. 54.2 billion at year-end fiscal 2019. At year-end fiscal 2019, deposits of the Bank formed 79.8% of its funding (i.e., deposits and borrowings). See also “Business—Funding”.

Deposits of ICICI Bank Canada increased from Rs. 142.8 billion at year-end fiscal 2018 to Rs. 164.8 billion at year-end fiscal 2019 primarily due to an increase in term deposits, offset, in part, by a decrease in savings account deposits. Term deposits increased from Rs. 102.0 billion at year-end fiscal 2018 to Rs. 130.6 billion at year-end fiscal 2019. Current account deposits increased from Rs. 14.7 billion at year-end fiscal 2018 to Rs. 15.4 billion at year-end fiscal 2019. Savings account deposits decreased from Rs. 25.9 billion at year-end fiscal 2018 to Rs. 18.8 billion at year-end fiscal 2019.

Deposits of ICICI Bank UK increased from Rs. 114.0 billion at year-end fiscal 2018 to Rs. 148.1 billion at year-end fiscal 2019, primarily due to an increase in term deposits.

Borrowings

Borrowings decreased by 8.3% from Rs. 2,294.0 billion at year-end fiscal 2018 to Rs. 2,103.2 billion at year-end fiscal 2019. Borrowings of ICICI Bank decreased by 9.6% from Rs. 1,828.6 billion at year-end fiscal 2018 to Rs. 1,653.2 billion at year-end fiscal 2019, primarily due to a decrease in borrowings with the Reserve Bank of India under liquidity adjustment facility, foreign currency term money borrowings, borrowings under collateralised lending and borrowing obligations and subordinated bond borrowings, offset, in part, by an increase in foreign currency call money borrowings, refinance borrowings and repo borrowings. Net borrowings of overseas branches decreased by 8.1% from Rs. 813.9 billion at year-end fiscal 2018 to Rs. 747.8 billion at year-end fiscal 2019.

Borrowings of ICICI Bank UK decreased from Rs. 102.8 billion at year-end fiscal 2018 to Rs. 80.8 billion at year-end fiscal 2019, primarily due to a decrease in inter-bank and long-term borrowings, offset, in part, by issuance of tier-2 subordinated debt bonds during fiscal 2019. Borrowings of ICICI Bank Canada decreased from Rs. 145.2 billion at year-end fiscal 2018 to Rs. 142.6 billion at year-end fiscal 2019, primarily due to a net repayment of securitized borrowings. Borrowings of ICICI Securities Primary Dealership Company decreased from Rs. 155.4 billion at year-end fiscal 2018 to Rs. 104.3 billion at year-end fiscal 2019 primarily due to decrease in repo borrowings and call money borrowings, offset, in part, by an increase in borrowings from the Reserve Bank of India and commercial papers. Borrowings of ICICI Home Finance Company increased from Rs. 81.8 billion at year-end fiscal 2018 to Rs. 118.9 billion at year-end fiscal 2019 primarily due to an increase in external commercial borrowings. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiaries. Other liabilities increased by 17.6% from Rs. 1,924.5 billion at year-end fiscal 2018 to Rs. 2,263.2 billion at year-end fiscal 2019. Liabilities on policies in force of our life insurance business increased by 15.9% from Rs. 1,314.9 billion at year-end fiscal 2018 to Rs. 1,523.8 billion at year-end fiscal 2019. Other liabilities of ICICI Bank increased by 25.4% from Rs. 302.0 billion at year-end fiscal 2018 to Rs. 378.5 billion at year-end fiscal 2019 primarily due to an increase in payables on account of foreign exchange transactions, sundry creditors and bills payable.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 1,106.3 billion at year-end fiscal 2018 to Rs. 1,142.5 billion at year-end fiscal 2019 primarily due to the annual accretion to reserves out of profit.

Consolidated Cash Flow statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements”.

Cash and cash equivalents decreased by 1.8% from Rs. 890.0 billion at year-end fiscal 2018 to Rs. 873.9 billion at year-end fiscal 2019.

The net cash inflow from operating activities increased from Rs. 193.8 billion in fiscal 2018 to Rs. 486.7 billion in fiscal 2019 primarily due to a higher increase in deposits and other liabilities and a decrease in investments (other than held-to-maturity investments), offset, in part, by a higher increase in advances and an increase in current tax payment in fiscal 2019 as compared to fiscal 2018.

The net cash outflow from investing activities decreased from Rs. 505.7 billion in fiscal 2018 to Rs. 301.5 billion in fiscal 2019 primarily due to lower net purchase of held-to-maturity securities as compared to fiscal 2018.

There was a net cash outflow from financing activities of Rs. 200.0 billion in fiscal 2019 as compared to a net cash inflow of Rs. 396.8 billion during fiscal 2018, primarily due to a net decrease in short-term borrowings by Rs. 150.0 billion in fiscal 2019 as compared to a net increase of Rs. 383.8 billion in fiscal 2018.

Fiscal 2017 to Fiscal 2018

Summary

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

Non-interest income (excluding income from treasury-related activities) increased by 8.3% from Rs. 524.6 billion in fiscal 2017 to Rs. 568.1 billion in fiscal 2018 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income, offset, in part, by a decrease in income from treasury-related activities. Premium and other operating income relating to insurance business increased by 18.1% from Rs. 312.0 billion in fiscal 2017 to Rs. 368.6 billion in fiscal 2018 primarily reflecting an increase in business volume. Commission, exchange and brokerage income increased by 16.9% from Rs. 96.3 billion in fiscal 2017 to Rs. 112.6 billion in fiscal 2018. Income from treasury-related activities decreased from Rs. 114.4 billion in fiscal 2017 to Rs. 83.9 billion in fiscal 2018, primarily due to a decrease in realized gain on government securities and other fixed income positions. In fiscal 2018, we made a net gain of Rs. 17.1 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited and a net gain of Rs. 32.1 billion on sale of equity shares of ICICI Securities Limited through an initial public offer. In fiscal 2017, we made a net gain of Rs. 51.3 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited through an initial public offer.

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

ICICI Bank had a branch network of 4,867 branches and an ATM network of 14,367 ATMs at year-end fiscal 2018.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Interest income(1)	Rs.	609,399	Rs.	621,623	US$	8,988	2.0%
Interest expense		(348,358)		(342,620)		(4,954)	(1.6)%
Net interest income	Rs.	261,041	Rs.	279,003	US$	4,034	6.9%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

Our yield on advances, interest income, net interest income and net interest margin are likely to continue to be impacted going forward, due to the tightening of systemic liquidity, changes in benchmark lending rates and deposits rates (including savings deposit rates in India), competitive market conditions, the increased proportion of secured retail advances in total advances, focus on lending to higher rated, well-established corporates, the migration of ICICI Bank’s Base rate linked floating rate loans to marginal cost of funds based lending rate and non-accrual of income on non-performing assets.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	96,344	Rs.	112,629	US$	1,629	16.9%
Profit/(loss) on treasury-related activities (net)(1)		114,366		83,927		1,290	(26.6)
Profit/(loss) on sale of land, buildings and other assets (net)		(14)		29		(0) (2)	N/M
Premium and other operating income from insurance business		312,028		369,369		5,341	18.4
Miscellaneous income		1,853		2,114		30	14.1
Total non-interest income	Rs.	524,577	Rs.	568,068	US$	8,725	8.3%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

(2)	Insignificant amount.

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

Non-interest income increased by 8.3% from Rs. 524.6 billion in fiscal 2017 to Rs. 568.1 billion in fiscal 2018 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income, offset, in part, by a decrease in treasury-related activities.

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

Income from our government securities portfolio and other fixed income positions decreased from Rs. 39.3 billion in fiscal 2017 to Rs. 10.2 billion in fiscal 2018. In fiscal 2017, income from our government securities portfolio and other fixed income positions was higher primarily due to higher realized gains on government securities portfolio and other fixed income positions on account of a decrease in yield on benchmark fixed income securities. Yields on the benchmark 10-year government securities fell significantly following the withdrawal of legal tender status of Specified Bank Notes in November 2016 to around 6.2% resulting in increased market opportunities for profit-taking in fiscal 2017. Yields on the benchmark 10-year government securities remained stable in the range of 6.4% to 7.0% during April to August 2017 and then increased sharply from September 2017 and was 7.4% at year-end fiscal 2018, resulting in lower market opportunities.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	78,933	Rs.	83,335	US$	1,205	5.6%
Depreciation on own property		9,116		9,221		133	1.2
Auditor’s fees and expenses		251		259		4	3.2
Expenses pertaining to insurance business		276,982		336,374		4,864	21.4
Other administrative expenses		116,418		128,367		1,855	10.3
Total non-interest expenses	Rs.	481,700	Rs.	557,556	US$	8,061	15.7%

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

The employee expenses of ICICI Bank increased by 3.1% from Rs. 57.3 billion in fiscal 2017 to Rs. 59.1 billion in fiscal 2018. Employee expenses increased primarily due to annual increments and promotions and an increase in average staff strength. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased from 79,671 employees in fiscal 2017 to 83,577 employees in fiscal 2018. Further, there was an increase in provision for performance bonus and performance-linked retention pay. This increase in cost was offset, in part, by a decrease in provision requirement for retirement benefit obligations due to an increase in discount rate linked to government securities yield. Any change in the government securities yield in the future may impact our employee retirement benefits obligation and subsequently employee costs.

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

The reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 209.2 billion in fiscal 2017 to Rs. 257.0 billion in fiscal 2018, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses increased from Rs. 14.5 billion in fiscal 2017 to Rs. 19.9 billion in fiscal 2018 primarily due an increase in death claims, maturity claims and surrender claims and higher commission expenses due to the change in product-mix and growth in total premium. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

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

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2017			2018			2018		2018/2017 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	293,216		Rs.	458,861		US$	6,635	56.5%
Add: New non-performing assets during the year		348,281			295,969			4,279	(15.0)
Less: Loans upgraded to performing during the year		(10,078)			(38,668)			(559)	283.7
Less: Recoveries (excluding recoveries made from upgraded accounts)		(46,401	)(1)		(48,103	)(1)		(696)	3.7
Less: Write-offs		(126,157)			(92,798)			(1,342)	(26.4)
Gross non-performing assets(2)	Rs.	458,861		Rs.	575,261		US$	8,318	25.4
Provisions for non-performing assets(2)		(188,530)			(281,714)			(4,073)	49.4
Net non-performing assets(2)	Rs.	270,331		Rs.	293,547		US$	4,244	8.6
Gross customer assets	Rs.	5,923,253		Rs.	6,681,141		US$	96,604	12.8
Net customer assets	Rs.	5,720,375		Rs.	6,393,368		US$	92,443	11.8
Gross non-performing assets as a percentage of gross customer assets		7.7%			8.6%
Net non-performing assets as a percentage of net customer assets		4.7%			4.6%

(1)	Includes non-performing assets transferred to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass through instruments.

(2)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

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

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 29.8 billion at March 31, 2018.

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	98,674	Rs.	50,855	US$	735	(48.5)%
Add: Loans restructured during the year		5,826		7		0	(99.9)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		1,112		2,161		31	(94.3)
Less: Loans upgraded to standard category during the year		-		-		(-)	(100.0)
Less: Loans downgraded to non-performing category during the year		(48,428)		(22,838)		(330)	(52.8)
Less: Repayments/change in management/converted to equity shares during the year		(6,329)		(11,605)		(168)	(83.4)
Gross restructured loans	Rs.	50,855	Rs.	18,579	US$	269	(63.5)
Provisions for restructured loans		(3,012)		(628)		(9)	(79.1)
Net restructured loans	Rs.	47,843	Rs.	17,951	US$	260	(62.5)
Average balance of net restructured loans(1)	Rs.	70,350	Rs.	27,586	US$	399	(60.8)
Gross customer assets	Rs.	5,923,253	Rs.	6,681,141	US$	96,604	12.8
Net customer assets	Rs.	5,720,375	Rs.	6,393,368	US$	92,443	11.8
Gross restructured loans as a percentage of gross customer assets		0.9%		0.3%
Net restructured loans as a percentage of net customer assets		0.8%		0.3%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

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

At year-end fiscal 2018, the Bank had implemented the scheme for sustainable structuring of stressed asset in five standard borrower accounts with an aggregate balance outstanding of Rs. 5.5 billion (at year-end fiscal 2017: Rs. 2.9 billion), comprising Rs. 2.9 billion (at year-end fiscal 2017: Rs. 1.5 billion) of sustainable debt and Rs. 2.6 billion (at year-end fiscal 2017: Rs. 1.4 billion) of unsustainable debt. Of these accounts, one account (at year-end fiscal 2017: Nil) with an aggregate balance outstanding of Rs. 0.2 billion (at year-end fiscal 2017: Nil) had been classified as non-performing asset at year-end fiscal 2018. Further, the Bank has implemented scheme for sustainable structuring of stressed asset in one non-performing borrower account (at year-end fiscal 2017: Nil) with an aggregate balance outstanding of Rs. 2.3 billion (at year-end fiscal 2017: Nil), comprising Rs. 1.3 billion (at year-end fiscal 2017: Nil) of sustainable debt (upgraded to standard) and Rs. 1.0 billion (at year-end fiscal 2017: Nil) of unsustainable debt. The outstanding loans where a change of ownership scheme was invoked for projects under implementation were Rs. 2.4 billion at year-end fiscal 2018(at year-end fiscal 2017: Nil).

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

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	9,364	Rs.	19,489	US$	282	-
Provision for non-performing and other assets		157,453		147,516		2,133	(6.3)%
Provision for standard assets		(3,734)		2,960		43	-
Others		2,742		9,764		141	-
Total provisions and contingencies (excluding tax)	Rs.	165,825	Rs.	179,729	US$	2,599	8.4%

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

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	804,909	Rs.	889,991	US$	12,869	10.6%
Investments		3,043,733		3,722,077		53,818	22.3
Advances (net of provisions)		5,153,173		5,668,542		81,963	10.0
Fixed assets		93,380		94,650		1,369	1.4
Other assets		762,052		867,550		12,544	13.8
Total assets	Rs.	9,857,247	Rs.	11,242,810	US$	162,563	14.1%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Deposits	Rs.	5,125,873	Rs.	5,857,961	US$	84,702	14.3%
Borrowings(1)		1,882,868		2,294,018		33,170	21.8
Other liabilities		1,753,533		1,924,452		27,826	9.7
Total liabilities		8,762,274		10,076,431		145,698	15.0
Minority interest		48,653		60,082		869	23.5
Equity share capital		11,651		12,858		186	10.4
Reserves and surplus(2)		1,034,669		1,093,439		15,810	5.7
Total liabilities and stockholders’ equity	Rs.	9,857,247	Rs.	11,242,810	US$	162,563	14.1%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes employees’ stock options outstanding.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Consolidated Cash Flow statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements”.

Cash and cash equivalents increased by 10.6% from Rs. 804.9 billion at year-end fiscal 2017 to Rs. 890.0 billion at year-end fiscal 2018.

The net cash inflow from operating activities decreased from Rs. 526.4 billion in fiscal 2017 to Rs. 193.8 billion in fiscal 2018 primarily due to a higher increase in investments (other than held-to-maturity investments) and advances and lower increase in other liabilities, offset, in part, by a higher increase in deposits in fiscal 2018 as compared to fiscal 2017.

The net cash outflow from investing activities increased from Rs. 16.1 billion in fiscal 2017 to Rs. 505.7 billion in fiscal 2018 primarily due to a higher net purchase of held-to-maturity securities as compared to fiscal 2017.

There was a net cash inflow from financing activities of Rs. 396.8 billion in fiscal 2018 as compared to a net cash outflow of Rs. 354.7 billion in fiscal 2017 primarily due to a net increase in short-term borrowings of Rs. 383.8 billion in fiscal 2018 as compared to a net decrease in short-term borrowings of Rs. 217.9 billion and a net repayment of long-term borrowings amounting to Rs. 104.3 billion in fiscal 2017.

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

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2017		2018		2019		2019		2017		2018		2019		2019
	(in millions)
Interest rate products:
Swap agreements	Rs.	6,118,473	Rs.	11,788,157	Rs.	18,272,117	US$	264,201	Rs.	3,795	Rs.	(4,784)	Rs.	475	US$	7
Others		65,252		86,932		105,336		1,523		150		70		(128)		(2)
Total interest rate products	Rs.	6,183,725	Rs.	11,875,089	Rs.	18,377,453	US$	265,724	Rs.	3,945	Rs.	(4,714)	Rs.	347	US$	5
Foreign exchange products:
Forward contracts	Rs.	4,446,642	Rs.	4,461,284	Rs.	4,446,960	US$	64,300	Rs.	(538)	Rs.	(1,916)	Rs.	(3,109)	US$	(45)
Swap agreements		411,069		417,771		426,896		6,173		9,062		8,765		7,299		106
Others		518,974		578,555		1,178,985		17,047		(2,131)		163		(2,581)		(37)
Total foreign exchange products	Rs.	5,376,684	Rs.	5,457,610	Rs.	6,052,841	US$	87,519	Rs.	6,393	Rs.	7,012	Rs.	1,609	US$	23

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased from Rs. 11,875.1 billion at year-end fiscal 2018 to Rs. 18,377.5 billion at year-end fiscal 2019 primarily due to an increase in the turnover of overnight index swaps. These transactions are done for trading and market-making purposes with a view to manage the interest rate risk. The credit exposure on interest rate derivatives increased from Rs. 131.7 billion at year-end fiscal 2018 to Rs. 211.9 billion at year-end fiscal 2019. The notional principal amount of foreign exchange products increased from Rs. 5,457.6 billion at year-end fiscal 2018 to Rs. 6,052.8 billion at year-end fiscal 2019. The credit exposure on foreign exchange derivatives increased from Rs. 207.5 billion at year-end fiscal 2018 to Rs. 225.9 billion at year-end fiscal 2019.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded or non-funded credit derivatives instruments at year-end fiscal 2019.

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

The total outstanding first loss credit enhancements at year-end fiscal 2019 were Rs. 2.0 billion and second loss credit enhancements were Rs. 1.4 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2019 was Rs. 4.9 billion.

Our Canadian subsidiary has entered into securitization arrangements in respect of its self-originated and/or purchased (originated by third parties) insured residential mortgages, to issue National Housing Act Mortgage-backed Securities and also participates in Canada Mortgage Bonds program as a seller. The National Housing Act Mortgage-backed Securities are backed by amortizing residential mortgages insured by the Canada Mortgage and Housing Corporation or other private mortgage insurers. The Canada Mortgage Bonds, introduced by Canada Mortgage and Housing Corporation, is a guaranteed, semi-annual coupon, bullet-maturity bond. Canada Mortgage Bonds are issued by a special purpose trust, known as Canada Housing Trust.

As required under the Canada Mortgage Bonds program, our Canadian subsidiary, as an issuer, has undertaken to remit monthly payments of principal and interest accrued which is due on the mortgage loans in the pool(s) to the Central Paying Agent who acts on behalf of the Canada Housing Trust. ICICI Bank Canada has also undertaken to make the payments to the Central Paying Agent on the due dates even if the corresponding amounts have not been received and collected from the customer(s) in respect with the mortgages in the pools. At year-end fiscal 2019, the outstanding balance of such securitized insured mortgages were CAD 2.8 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,560.6 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2019, compared to Rs. 1,377.9 billion at year-end fiscal 2018. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital projects increased from Rs. 5.6 billion at year-end fiscal 2018 to Rs. 7.5 billion at year-end fiscal 2019.

Other Contractual Obligations

The following table sets forth certain contractual obligations at year-end fiscal 2019.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,569,978	Rs.	392,750	Rs.	491,861	Rs.	397,632	Rs.	287,735
Time deposits		3,489,813		2,740,056		631,569		96,008		22,180
Life-insurance obligations(1)		2,368,409		(94,368)		(221,766)		(78,536)		2,763,079
Gratuity obligations(2)		18,656		1,896		3,408		3,720		9,632	(3)
Pension obligations(2)		10,485		982		2,388		2,369		4,746	(3)
Operating lease obligations		2,967		673		1,080		707		507
Guarantees(4),(5)
Financial guarantees		472,599		348,078		96,646		22,952		5,923
Performance guarantees		727,373		398,699		233,193		73,251		22,230
Total	Rs.	8,660,280	Rs.	3,788,766	Rs.	1,238,379	Rs.	518,103	Rs.	3,116,032

(1)	The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2019 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and 10 years.

(4)	The amount represents maximum amount of obligation.

(5)	Based on contractual maturity.

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

Pension obligations

The Bank provides pensions—deferred retirement plans—covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plans provide for monthly pension payments to these employees when they retire. These payments are based on the respective employees’ years of service with the Bank and applicable salary and include a cost of living adjustment. Pension funds for employees in service who previously worked at the former Bank of Madura, Sangli Bank or Bank of Rajasthan are managed in an in-house trust and the liability is funded as per actuarial valuation.

Pursuant to a master policy, the Bank purchases annuities from Life Insurance Corporation and ICICI Prudential Life Insurance Company Limited for the benefit of employees upon their retirement. These annuities provide the pension payments to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan.

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2019.

Lease rental commitments for fiscal	(in millions)
2020	Rs.	673
2021		602
2022		478
2023		407
2024		300
Thereafter		507
Total minimum lease commitments	Rs.	2,967

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees increased by 10.0% from Rs. 1,090.9 billion at year-end fiscal 2018 to Rs. 1,200.0 billion at year-end fiscal 2019.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2017		2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Financial guarantees	Rs.	388,779	Rs.	440,612	Rs.	472,599	US$	6,834	7.3%
Performance guarantees		631,185		650,275		727,373		10,518	11.9
Total guarantees	Rs.	1,019,964	Rs.	1,090,887	Rs.	1,199,972	US$	17,352	10.0%

Financial guarantees constituted approximately 39% of our guarantee exposure at year-end fiscal 2019. Of these financial guarantees, approximately 10% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The remaining financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted about 61% of our guarantee exposure at year-end fiscal 2019.

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

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees decreased from Rs. 137.4 billion at year-end fiscal 2018 to Rs. 129.5 billion at year-end fiscal 2019. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 11 million at year-end fiscal 2019.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2019.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2018	Rs.	650,275	Rs.	440,612
Additions: Issued during the year		279,422		280,392
Deletions: Closed due to expiry/termination during the year		(193,480)		(241,889)
Invoked and paid by the Group during the year		(8,844)		(6,516)
Closing balance at year-end fiscal 2019	Rs.	727,373	Rs.	472,599

Capital Resources

We actively manage our capital to meet regulatory norms and current and future business needs, considering the risks in our businesses, expectations of rating agencies, shareholders and investors, and the available options of raising capital. Our capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 which is implemented in a phased manner through March 31, 2019 as per the transitional arrangement provided by the Reserve Bank of India for Basel III implementation. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2019, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 7.53%, minimum Tier-1 capital ratio of 9.03% and minimum total capital ratio of 11.03%. The minimum total capital requirement includes a capital conservation buffer of 1.875% and capital surcharge of 0.15% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAPs.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2018	2019(1)	2019(1)
	(in millions, except percentages)
Common equity Tier 1 capital	915,869	936,891	US$	13,548
Tier 1 capital	1,010,644	1,037,162		14,998
Tier 2 capital	159,135	123,739		1,789
Total capital	1,169,779	1,160,901	US$	16,787
Credit risk: risk-weighted assets	5,220,540	5,741,030	US$	83,017
Market risk: risk-weighted assets	523,377	488,379		7,062
Operational risk: risk-weighted assets	605,165	644,340		9,317
Total risk-weighted assets	6,349,082	6,873,749	US$	99,396
Common equity Tier 1 risk-based capital ratio	14.4%	13.6%
Tier 1 risk-based capital ratio	15.9%	15.1%
Tier 2 risk-based capital ratio	2.5%	1.8%
Total risk-based capital ratio	18.4%	16.9%

(1)	The proposed dividend for fiscal 2019 was deducted from capital funds though not deducted from net worth for the purpose of financial reporting at year-end fiscal 2019.

In fiscal 2019, capital funds (net of deductions) decreased by Rs. 8.9 billion from Rs. 1,169.8 billion at year-end fiscal 2018 to Rs. 1,160.9 billion at year-end fiscal 2019 primarily due to progressive discounting of Tier-2 capital instruments as per the Reserve Bank of India extant guidelines and exercise of call option for Tier-2 capital instruments of Rs. 45.2 billion and innovative perpetual debt instrument of Rs. 5.0 billion, offset, in part, by inclusion of retained earnings for fiscal 2019 and issuance of Additional Tier-1 capital instruments of Rs. 11.4 billion during fiscal 2019. Mandatory appropriation towards investment fluctuation reserve with effect from fiscal 2019 of Rs. 12.7 billion has been considered under Tier-2 capital.

Risk-weighted assets relating to credit risk increased by Rs. 520.5 billion from Rs. 5,220.5 billion at year-end fiscal 2018 to Rs. 5,741.0 billion at year-end fiscal 2019 primarily due to an increase of Rs. 455.2 billion in risk-weighted assets for on-balance sheet assets and an increase of Rs. 65.3 billion in risk-weighted assets for off-balance sheet assets. On-balance sheet risk-weighted assets increased primarily due to the growth in advances during the year.

Risk-weighted assets relating to market risk decreased by Rs. 35.0 billion from Rs. 523.4 billion at year-end fiscal 2018 to Rs. 488.4 billion at year-end fiscal 2019 primarily due to a decrease in value of equity investments, offset, in part, by an increase in risk-weighted assets for fixed income securities.

Risk-weighted assets relating to operational risk increased by Rs. 39.2 billion from Rs. 605.2 billion at March 31, 2018 to Rs. 644.3 billion at March 31, 2019. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2019, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 13.42%, Tier 1 risk-based capital ratio of 14.73% and total risk-based capital ratio of 16.47% against the current requirement of minimum common equity Tier 1 capital ratio of 7.525%, a minimum Tier 1 capital ratio of 9.025% and a minimum total capital ratio of 11.025% respectively.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually which determines the adequate level of capitalization for us to meet regulatory standards and current and future business needs. Adequate stress testing, as determined by several stress scenarios, is also done. The internal capital adequacy assessment process is formulated at both the stand alone bank level and the consolidated group level. The process encompasses capital planning for a four-year time horizon, identification and measurement of material risks and the relationship between risk and capital.

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

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of Certificate of Deposits, borrowings in the short-term inter-bank market, through refinance agencies and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and marginal standing facility which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasion have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer also has access to liquidity adjustment facility and standing liquidity facility from the Reserve Bank of India.

Our gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA and above), other money market investments such as commercial papers and certificates of deposits and mutual fund investments. We deduct short-term money-market borrowings (borrowings with maturity up to 30 days) from the aggregate of these assets to determine net liquid assets.

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. As of June 30, 2019, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 90% (with effect from April 16, 2016) of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2019, the statutory liquidity ratio requirement percentage was 19.25%. During December 2018, in order to align the statutory liquidity ratio with the liquidity coverage ratio requirement, the Reserve Bank of India announced reduction in the statutory liquidity ratio by 0.25% every calendar quarter until the statutory liquidity ratio reaches 18% of net demand and time liabilities. The first reduction of 0.25% took effect in the quarter commencing January 2019. Accordingly, as of June 30, 2019, the statutory liquidity ratio requirement is 19.0%. We generally hold more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

As of March 31, 2019, out of the statutory liquidity ratio requirement of 19.25% of net demand and time liabilities in India, up to 15.5% (13% in the form of facility to avail liquidity for liquidity coverage ratio, 2% under marginal standing facility and up to 0.5% in the form of additional facility to avail liquidity under liquidity coverage ratio) is counted towards the high quality liquid assets under the liquidity coverage ratio. Additional facility of 0.50% to avail liquidity under liquidity coverage ratio was permitted by the Reserve Bank of India till March 31, 2019 against banks incremental outstanding credit to non-banking finance companies and housing finance companies, over and above the amount of credit to these entities outstanding at October 19, 2018.

Additionally, the Reserve Bank of India during April 2019 decided to permit banks to reckon an additional 2.0% of government securities within the mandatory statutory liquidity ratio requirement, as facility to avail liquidity for liquidity coverage ratio for the purpose of computing liquidity coverage ratio, in a phased manner from the earlier 13.0% of net demand and time liabilities to 15.0% of net demand and time liabilities by April 1, 2020. Accordingly, as of June 30, 2019, out of the statutory liquidity ratio requirement of 19.0% of net demand and time liabilities in India, 15.5% (13.5% in the form of facility to avail liquidity for liquidity coverage ratio and 2.0% under marginal standing facility) is counted towards the high quality liquid assets under liquidity coverage ratio. Further, the Reserve Bank of India on July 5, 2019 decided that, with immediate effect, banks will be permitted to frontload the phased increase in facility to avail liquidity for liquidity coverage ratio of 1.0% which was originally effective from August 1, 2019 and December 1, 2019. This frontloading was to the extent of incremental outstanding credit to non-banking finance companies and housing finance companies over and above the amount of credit to non-banking finance companies/housing finance companies outstanding on their books as on date. The frontloading of facility to avail liquidity for liquidity coverage ratio of 1.0%, exclusively meant for incremental exposure to non-banking finance companies/housing finance companies, will form part of general facility to avail liquidity for liquidity coverage ratio as and when the increase in facility to avail liquidity for liquidity coverage ratio takes place as per original schedule on August 1 and December 1, 2019.

The Reserve Bank of India on June 9, 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement was effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015 (currently the minimum requirement is 100.0%), As per the Reserve Bank of India guidelines, effective January 1, 2016, liquidity coverage ratio has been made applicable to Indian banks on a consolidated basis. The liquidity coverage ratio disclosure for the three months ended March 31, 2019, is based on simple average of daily observations. The liquidity coverage ratio of the Group, for the three months ended March 31, 2019 was 127.5%.

The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. As per the circular dated November 29, 2018 these guidelines will be applicable for Indian banks at the solo as well as consolidated level effective April 1, 2020.

We maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2019, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2018		Fortnightly average for fiscal 2019		At March 31, 2019
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	1,255.0	Rs.	1,375.1	Rs.	1,442.0
Balance with central banks and current accounts with other banks		420.4		350.4		406.3
Other liquid assets		686.8		349.5		574.4
Gross liquid assets		2,362.2		2,075.0		2,422.7
(Less) Short-term borrowings		—		3.0		—
Net liquid assets	Rs.	2,362.2	Rs.	2,072.0	Rs.	2,422.7

ICICI Bank held net liquid assets totaling to Rs. 2,422.7 billion at year-end fiscal 2019, compared to Rs. 2,362.2 billion at year-end fiscal 2018. In fiscal 2019, the Bank held fortnightly average net liquid assets of Rs. 2,072.0 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2019, the Bank also held other fixed income non-government securities totaling to Rs. 23.1 billion compared to Rs. 29.8 billion at year-end fiscal 2018.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other group entities i.e. those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount. Accordingly, surplus liquidity maintained at those branches can be utilized at other group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2019, such overseas branches of the Bank held net liquid assets of Rs. 129.4 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 2,422.7 billion.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase, reverse repurchase auction, rates for which are arrived through competitive bidding. At year-end fiscal 2019, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 6.25%, 6.00% and 6.50% respectively (as of June 30, 2019 these rates were 5.75%, 5.50% and 6.00% respectively). The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2019, ICICI Bank had government securities amounting to Rs. 356.4 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The Reserve Bank of India uses the liquidity adjustment facility and the marginal standing facility to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks, including us, from accessing these facilities. The Reserve Bank of India has restricted liquidity provision through the overnight liquidity adjustment facility to a specified ratio of net demand and time liabilities and increasingly provides liquidity through term repurchase agreements of various maturities. At June 30, 2019, the liquidity provision through the overnight liquidity adjustment facility was capped at 0.25% of net demand and time liabilities of banks.

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

ICICI Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. The Bank (through its overseas branches) has not raised funds through issuance of bonds during fiscal 2019. The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

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

In respect of our domestic operations, we may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the market value of collateral given for any such loan is higher than the value of the loan, the difference is referred to as a haircut. The Reserve Bank of India has stipulated the haircut for all such securities for borrowings from them. In case of borrowings from products settled through Clearing Corporation of India Limited, members of Clearing Corporation of India Limited’s repo segment are required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time which act as cushion against any fall in the value of the underlying collateral.

Further, the bank is also a member in the triparty repo segment wherein, we may enter into collateralized borrowings in the form of repurchase transactions on the Triparty Repo Order Matching Platform provided by Clearcorp Dealing Systems (India) Ltd., a wholly owned subsidiary of Clearing Corporation of India Limited. Clearing Corporation of India Limited also performs the roles and responsibilities of a Triparty Repo Agent, in terms of Repurchase transactions (Repo) (Reserve Bank) Directions, 2018 as amended from time to time. The triparty repo agent has stipulated the haircuts for the eligible securities for borrowing through its platform and the market value of collateral given for any such loan is higher than the value of the loan.

We hold sufficient securities in our account to meet additional collateral requirements if required and systems and processes are in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund, Tri-party repo margin account resulting in smooth settlement of transactions.

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

In respect of overseas branch operations, generally, the collateral requirements are applicable to banks which have outstanding borrowings that are subject to margining and consequent collateral deposits are governed by Global Master Repurchase Agreement. We have an Asset Liability Management Committee approved framework for accepting covenants, linked to credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements and a stress scenario has been formulated linked to potential outflows due to a breach of rating downgrade covenants.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and Reserve Bank of India, currently in a draft stage, derivative transactions would be subject to margining and consequent collateral exchange would be as governed by Credit Support Annex. The margin rules are applicable for both, the domestic and overseas operations of the Bank. The Bank has entered into Credit Support Annex which would require maintenance of collateral.

We have certain borrowings that would be affected by a credit rating downgrade of the Bank. Such borrowings amount to about 1% of the total borrowings of the Bank at year-end fiscal 2019. If an international credit rating agency downgrades the Bank’s credit rating by one or more notches, we would be required to pay an increased interest rate on these borrowings. The liquidity impact is monitored on a fortnightly basis and is reported to relevant committees on a semi-annual basis. Volatility in the international debt markets may constrain our international borrowings.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at CAD 150.0 million (approximately 26% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150.0 million can be increased to a maximum of 75% of capital depending on the credit quality of the Group or Connection. In fiscal 2019, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable for ICICI Bank UK, an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25 % of its eligible capital. The capital base is calculated as the sum of eligible Tier-1 and Tier-2 capital, less any deductions as per the Capital Requirements Regulation guidelines. ICICI Bank UK has a capital base of US$ 576.49 million at year-end fiscal 2019, resulting in a limit of US$ 144.12 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV: Liquidity Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio calculated, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 100% as Pillar 1 liquidity requirements. Prudential Regulation Authority has adopted a Pillar 2 approach for Liquidity requirements, in which banks are required to hold high quality liquid assets for specified risks, which are not captured in Liquidity Coverage Ratio. ICICI Bank UK PLC maintained Liquidity Coverage Ratio above the stipulated level during fiscal 2019 and complied with Pillar 2 liquidity requirements specified by Prudential Regulation Authority.

In November 2014, The Office of Superintendent of Financial Institution revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. The Office of Superintendent of Financial Institution expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2019. In addition, net cumulative cash flow information, which consists of details of the maturity pattern of assets and liabilities and net cash flows, is shared with the Office of Superintendent of Financial Institution on a monthly basis.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2017
	Cost at year-end fiscal 2016		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2017
	(in millions)
Premises	Rs.	80,650	Rs.	8,050	(1)	Rs.	(607)	Rs.	(14,750)	Rs	73,344	US$	1,060
Other fixed assets (including furniture and fixtures)		59,567		7,487			(3,215)		(46,218)		17,621		255
Assets given on lease		17,300		-			(395)		(14,490)		2,415		35
Total	Rs.	157,517	Rs.	15,537		Rs.	(4,217)	Rs.	(75,458)	Rs.	93,380	US$	1,350

(1)	Includes gain on revaluation created through reserve of Rs. 3.0 billion.

	Fiscal 2018
	Cost at year-end fiscal 2017		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2018
	(in millions)
Premises	Rs.	88,093	Rs.	3,498	(1)	Rs.	(2,046)	Rs.	(16,524)	Rs	73,023	US$	1,056
Other fixed assets (including furniture and fixtures)		63,839		8,946			(1,771)		(51,801)		19,212		278
Assets given on lease		16,905		-			(190)		(14,300)		2,415		35
Total	Rs.	168,837	Rs.	12,444		Rs.	(4,007)	Rs.	(82,625)	Rs.	94,650	US$	1,369

(1)	Includes gain on revaluation created through reserve of Rs. 0.3 billion.

	Fiscal 2019
	Cost at year-end fiscal 2018		Additions/ transfers/revaluations			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2019
	(in millions)
Premises	Rs.	89,546	Rs.	2,897	(1)	Rs.	(802)	Rs.	(18,132)	Rs	73,510	US$	1,063
Other fixed assets (including furniture and fixtures)		71,014		9,171			(7,222)		(52,283)		20,680		299
Assets given on lease		16,715		-			-		(14,300)		2,415		35
Total	Rs.	177,275	Rs.	12,068		Rs.	(8,024)	Rs.	(84,715)	Rs.	96,604	US$	1,397
(1)	Includes gain on revaluation created through reserve of Rs. 1.0 billion.

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

Collateral valuation

We have an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property held as collateral is updated annually and the value of immovable property held as collateral is updated at least annually, subject to extant regulatory guidelines. However, for commercial and industrial properties, the Bank would obtain a valuation report at least once in two years.

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

The Bank extends unsecured facilities to clients for certain products such as derivatives, credit cards and personal loans and to corporate borrowers. The limits with respect to unsecured facilities have been approved by our Board of Directors.

The decision on the type and quantum of collateral for each transaction is made by the credit approving authority as per the credit approval authorization approved by the Board of Directors. For facilities provided as per approved product policies, collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2019 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2019, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, co-operative societies, etc. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

Framework for transfer pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current account and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current account and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for the purpose of segmental reporting.

Fiscal 2019 Compared with Fiscal 2018

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Retail Banking	Rs.	71,414	Rs.	82,231	US$	1,189	15.1%
Wholesale Banking		(82,813)		(102,423)		(1,481)	23.7
Treasury		77,443		53,401		772	(31.0)
Other Banking		5,705		5,916		86	3.7
Life Insurance		17,191		11,614		168	(32.4)
General Insurance		11,962		15,984		231	33.6
Others		21,041		20,170		292	(4.1)
Profit before tax	Rs.	121,943	Rs.	86,893	US$	1,257	(28.7%)

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	134,488	Rs.	158,276	US$	2,289	17.7%
Non-interest income		65,720		76,152		1,101	15.9
Total income		200,208		234,428		3,390	17.1
Non-interest expenses		121,340		141,157		2,041	16.3
Profit before provisions		78,868		93,271		1,349	18.3
Provisions		7,454		11,040		160	48.1
Profit before tax	Rs.	71,414	Rs.	82,231	US$	1,189	15.1%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Advances	Rs.	2,433,639	Rs.	2,896,559	US$	41,882	19.0%
Deposits		3,988,658		4,700,375		67,964	17.8

Loans in the retail banking segment increased by 19.0% from Rs. 2,433.6 billion at year-end fiscal 2018 to Rs. 2,896.6 billion at year-end fiscal 2019. The Bank maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The savings account deposits of the segment increased by 13.3% from Rs. 2,009.7 billion at year-end fiscal 2018 to Rs. 2,276.7 billion at year-end fiscal 2019. The current account deposits of the segment increased by 11.4% from Rs. 381.2 billion at year-end fiscal 2018 to Rs. 424.5 billion at year-end fiscal 2019. The term deposits of the segment increased by 25.1% from Rs. 1,597.8 billion at year-end fiscal 2018 to Rs. 1,999.2 billion at year-end fiscal 2019. The overall retail deposits increased by 17.8% from Rs. 3,988.7 billion at year-end fiscal 2018 to Rs. 4,700.4 billion at year-end fiscal 2019.

The profit before tax of the retail banking segment increased by 15.2% from Rs. 71.4 billion in fiscal 2018 to Rs. 82.2 billion in fiscal 2019, primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in non-interest expenses and provisions.

Net interest income increased by 17.7% from Rs. 134.5 billion in fiscal 2018 to Rs. 158.3 billion in fiscal 2019, primarily due to an increase in the average loan portfolio and average deposits.

Non-interest income increased by 15.9% from Rs. 65.7 billion in fiscal 2018 to Rs. 76.2 billion in fiscal 2019, primarily due to an increase in fees income from credit card portfolio, transaction banking fees and lending linked fees.

Non-interest expenses increased by 16.3% from Rs. 121.3 billion in fiscal 2018 to Rs 141.2 billion in fiscal 2019, primarily due to an increase in employee cost and other administrative expenses reflecting an increase in business volume.

Provisions increased by 48.2% from Rs. 7.5 billion in fiscal 2018 to Rs. 11.0 billion in fiscal 2019. While the provision as a percentage of retail loan portfolio continues to remain low for the Bank, the provisions increased primarily due to an increase in the retail loan portfolio, particularly home loans and unsecured products including personal loans and credit cards. The provisions also included the impact of provision on farmer finance. See also “Business–Risk management–Credit risk–Assessment of Retail Loans” and “Business–Classification of loans–Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	60,971	Rs.	73,355	US$	1,060	20.3%
Non-interest income		35,907		40,381		585	12.5
Total income		96,878		113,736		1,645	17.4
Non-interest expenses		33,013		34,637		501	4.9
Profit before provisions		63,865		79,099		1,144	23.9
Provisions		146,678		181,522		2,625	23.8
Profit before tax	Rs.	(82,813)	Rs.	(102,423)	US$	(1,481)	23.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Advances	Rs.	2,609,463	Rs.	2,829,914	US$	40,918	8.4%
Deposits		1,590,326		1,757,918		25,418	10.5

The loan portfolio of the wholesale banking segment increased by 8.4% from Rs. 2,609.5 billion at year-end fiscal 2018 to Rs. 2,829.9 billion at year-end fiscal 2019. The current account deposits increased by 5.9% from Rs. 508.4 billion at year-end fiscal 2018 to Rs. 538.3 billion at year-end fiscal 2019 and the term deposits in the segment increased by 12.7% from Rs. 1,081.9 billion at year-end fiscal 2018 to Rs. 1,219.7 billion at year-end fiscal 2019.

The loss before tax of the wholesale banking segment increased from Rs. 82.8 billion in fiscal 2018 to Rs. 102.4 billion in fiscal 2018, primarily due to an increase in provisions, offset, in part, by an increase in net interest income.

Net interest income increased by 20.3% from Rs. 61.0 billion in fiscal 2018 to Rs. 73.4 billion in fiscal 2019, primarily due to an increase in loan portfolio, higher interest collection on non-performing assets during fiscal 2019, an increase in average current account deposits and term deposits.

Non-interest income increased by 12.4% from Rs. 35.9 billion in fiscal 2018 to Rs. 40.4 billion in fiscal 2019.

Provisions increased from Rs. 146.7 billion in fiscal 2018 to Rs. 181.5 billion in fiscal 2019, primarily due to additional provisions on cases classified as non-performing assets in earlier years, provision on non-fund based facilities and provision on non-banking assets acquired under debt-asset swap. While additions to non-performing loans of the Bank reduced significantly, provisions remained elevated as the bank made additional provisions on existing non-performing loans as required by applicable regulations resulting in an increase in provision in fiscal 2019 as compared to fiscal 2018. See Also “Operating and Financial Review and Prospects—Provisions and contingencies (excluding tax provisions)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	30,506	Rs.	31,994	US$	463	4.9%
Non-interest income		67,994		29,485		426	(56.6)
Total income		98,500		61,479		889	(37.6)
Non-interest expenses		2,196		4,354		63	98.3
Profit before provisions		96,304		57,125		826	(40.7)
Provisions		18,860		3,725		54	(80.2)
Profit before tax	Rs.	77,444	Rs.	53,400	US$	772	(31.0)%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Investments	Rs.	2,030,755	Rs.	2,078,784	US$	30,058	2.4%
Borrowings		1,828,586		1,653,200		23,904	(9.6)%

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment decreased by 31.0% from Rs. 77.4 billion in fiscal 2018 to Rs. 53.4 billion in fiscal 2019 primarily due to a decrease in non-interest income, offset, in part, by a decrease in provisions.

Net interest income increased by 4.9% from Rs. 30.5 billion in fiscal 2018 to Rs. 32.0 billion in fiscal 2019.

Non-interest income decreased by 56.6% from Rs. 68.0 billion in fiscal 2018 to Rs. 29.5 billion in fiscal 2019. Non-interest income of fiscal 2018 included the gain on sale of equity shares of ICICI Lombard General Insurance Company Limited of Rs. 20.1 billion and ICICI Securities Limited of Rs. 33.2 billion through an initial public offers. Non-interest income of fiscal 2019 included the gain on sale of equity shares of ICICI Prudential Life Insurance Company Limited of Rs. 11.1 billion through an offer for sale.

Provisions decreased from Rs. 18.9 billion in fiscal 2018 to Rs. 3.7 billion in fiscal 2019 primarily due to recovery towards bonds, which were fully provided in earlier years, and lower provision on equity shares.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	12,682	Rs.	16,332	US$	236	28.8%
Non-interest income		2,611		2,143		31	(17.9)
Total income		15,293		18,475		267	20.8
Non-interest expenses		4,621		5,285		76	14.4
Profit before provisions		10,672		13,190		191	23.6
Provisions		4,967		7,274		105	46.4
Profit before tax	Rs.	5,705	Rs.	5,916	US$	86	3.7%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Advances	Rs.	527,050	Rs.	607,370	US$	8,782	15.2%
Investments		74,433		95,867		1,386	28.8
Deposits		285,536		383,731		5,548	34.4
Borrowings	Rs.	247,984	Rs.	223,377	US$	3,230	(9.9)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment increased from Rs. 5.7 billion in fiscal 2018 to Rs. 5.9 billion in fiscal 2019, primarily due to an increase in net interest income, offset, in part, by an increase in provisions.

Net interest income increased by 28.8% from Rs. 12.7 billion in fiscal 2018 to Rs. 16.3 billion in fiscal 2019, primarily due to an increase in interest received on income tax refunds and an increase in interest income of ICICI Bank UK and ICICI Bank Canada. Interest on income tax refund increased from Rs. 2.6 billion in fiscal 2018 to Rs. 4.5 billion in fiscal 2019. Net interest income of ICICI Bank UK increased from Rs. 4.4 billion in fiscal 2018 to Rs. 4.8 billion in fiscal 2019 primarily due to an increase in average interest-earning assets and increase in yield on average interest-earning assets, offset, in part, by an increase in cost of borrowings. Net interest income of ICICI Bank Canada increased from Rs. 4.0 billion in fiscal 2018 to Rs. 5.0 billion in fiscal 2019 primarily due to an increase in net interest margin and an increase in advances.

Non-interest income decreased by 17.9% from Rs. 2.6 billion in fiscal 2018 to Rs. 2.1 billion in fiscal 2019, primarily due to a decrease in non-interest income of ICICI Bank UK and ICICI Bank Canada. Non-interest income of ICICI Bank UK decreased from Rs. 1.0 billion in fiscal 2018 to Rs. 0.8 billion in fiscal 2019 primarily due to loss on sale of corporate bonds. Non-interest income of ICICI Bank Canada decreased from Rs. 0.8 billion in fiscal 2018 to Rs. 0.5 billion in fiscal 2019 primarily due to a decrease in foreign exchange income and loss on sell-down of loans, offset, in part, by an increase in fee income.

Non-interest expenses increased by 14.4% from Rs. 4.6 billion in fiscal 2018 to Rs. 5.3 billion in fiscal 2019. Non-interest expenses of ICICI Bank UK increased from Rs. 2.2 billion in fiscal 2018 to Rs. 2.4 billion in fiscal 2019. Non-interest expenses of ICICI Bank Canada increased from Rs. 1.9 billion in fiscal 2018 to Rs. 2.1 billion in fiscal 2019.

Provisions increased by 46.4% from Rs. 5.0 billion in fiscal 2018 to Rs. 7.3 billion in fiscal 2019 primarily due to higher provisions made by ICICI Bank UK. Provisions of our subsidiary in the UK increased from Rs. 5.1 billion in fiscal 2018 to Rs. 7.4 billion in fiscal 2019 primarily due to an increase in specific provisions on impaired loans. Our Canadian subsidiary had a write-back of provisions of Rs. 0.5 billion in fiscal 2019 as compared to Rs. 0.2 billion in fiscal 2018.

Advances increased by 15.2% from Rs. 527.1 billion at year-end fiscal 2018 to Rs. 607.4 billion at year-end fiscal 2019, primarily due to an increase in advances of the Bank and ICICI Bank UK. Advances of the Bank, other than retail and wholesale, increased from Rs. 80.9 billion at year-end fiscal 2018 to Rs. 140.0 billion at year-end fiscal 2019 primarily due to an increase in loans against Foreign Currency Non-Resident (Bank) deposits. Advances of ICICI Bank UK increased from Rs. 155.5 billion at year-end fiscal 2018 to Rs. 169.8 billion at year-end fiscal 2019. Advances of ICICI Bank Canada increased from Rs. 290.7 billion at year-end fiscal 2018 to Rs. 297.6 billion at year-end fiscal 2019.

Investments increased by 28.8% from Rs. 74.4 billion at year-end fiscal 2018 to Rs. 95.9 billion at year-end fiscal 2019, due to an increase in investments of ICICI Bank UK and ICICI Bank Canada. The investment portfolio of ICICI Bank UK increased from Rs. 52.5 billion at year-end fiscal 2018 to Rs. 62.7 billion at year-end fiscal 2019 primarily due to an increase in investments in government securities. The investment portfolio of ICICI Bank Canada increased from Rs. 22.0 billion at year-end fiscal 2018 to Rs. 33.2 billion at year-end fiscal 2019 primarily due to an increase in bankers’ acceptances and treasury bills.

Deposits increased by 34.4% from Rs. 285.5 billion at year-end fiscal 2018 to Rs. 383.7 billion at year-end fiscal 2019. Deposits of the Bank, other than retail and wholesale, increased from Rs. 28.8 billion at year-end fiscal 2018 to Rs. 70.9 billion at year-end fiscal 2019 primarily due to an increase in Foreign Currency Non-Resident (Bank) deposits. Deposits of ICICI Bank Canada increased from Rs. 142.8 billion at year-end fiscal 2018 to Rs. 164.8 billion at year-end fiscal 2019, primarily due to an increase in term deposits, offset, in part, by a decrease in savings account deposits. Deposits of ICICI Bank UK increased from Rs. 114.0 billion at year-end fiscal 2018 to Rs. 148.0 billion at year-end fiscal 2019, primarily due to an increase in term deposits.

Borrowings decreased by 9.9% from Rs. 248.0 billion at year-end fiscal 2018 to Rs. 223.4 billion at year-end fiscal 2019 primarily due to a decrease in the borrowings of ICICI Bank UK. Borrowings of ICICI Bank UK decreased from Rs. 102.8 billion at year-end fiscal 2019 to Rs. 80.8 billion at year-end fiscal 2019 primarily due to a decrease in inter-bank and long-term borrowings. Borrowings of ICICI Bank Canada decreased from Rs. 145.2 billion at year-end fiscal 2018 to Rs. 142.6 billion at year-end fiscal 2019.

With regard to our overseas banking subsidiaries, recent global developments, including movement in oil prices, trade-related disputes and uncertainties regarding finalization of the exit of the United Kingdom from the European Union, are expected to impact economic growth in Canada and the United Kingdom, respectively, which in turn could impact the business of our banking subsidiaries in these countries.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Premium earned	Rs.	270,688	Rs.	309,298	US$	4,472	14.3%
Premium on re-insurance ceded		(2,581)		(3,515)		(51)	36.2
Net premium earned		268,107		305,783		4,421	14.1
Other income		24,601		25,335		366	3.0
Investment income		32,481		35,875		519	10.4
Total income		325,189		366,993		5,306	12.9
Commission paid		14,033		15,513		224	10.5
Claims/benefits paid		15,119		17,342		251	14.7
Operating expenses		21,801		27,457		397	25.9
Total expenses		50,953		60,310		872	18.4
Transfer to linked funds		196,062		217,899		3,151	11.1
Provisions for policy holder liabilities (non-linked)		60,978		77,154		1,116	26.5
Profit before tax	Rs.	17,196	Rs.	11,630	US$	167	(32.4)%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Investments	Rs.	395,470	Rs.	462,273	US$	6,684	16.9%
Assets held to cover linked liabilities		975,020		1,109,458		16,042	13.8
Liabilities on life policies	Rs.	1,314,884	Rs.	1,523,788	US$	22,033	15.9%

The life insurance industry in India registered a growth of 9.0% in retail weighted new business premium in fiscal 2019, according to the Life Insurance Council with retail weighted new business premium of ICICI Prudential Life Insurance Company declining by 4.9%. ICICI Prudential Life Insurance Company had a market share of 17.7% in private sector on a retail weighted new business premium basis in fiscal 2019 compared to 20.9% in fiscal 2018, according to Life Insurance Council. Overall market share was 10.3% in fiscal 2019 on a retail weighted new business premium basis compared to 11.8% in fiscal 2018, according to Life Insurance Council. Assets under management increased by 15.0% from Rs. 1,395.3 billion at year-end fiscal 2018 to Rs. 1,604.1 billion at year-end fiscal 2019.

Every insurer in India is required to maintain an excess of the value of assets over the amount of liabilities of not less than an amount prescribed by the Insurance and Regulatory Development Authority of India, which is referred to as a Required Solvency Margin. The actual excess of assets over liabilities maintained by the insurer is termed as Available Solvency Margin. The ratio of Available Solvency Margin to the Required Solvency Margin is referred to as solvency margin. ICICI Prudential Life Insurance Company’s solvency margin was 214.9% at year-end 2019 compared to the stipulated requirement of 150%.

The profit before tax of ICICI Prudential Life Insurance Company decreased from Rs. 17.2 billion in fiscal 2018 to Rs. 11.6 billion in fiscal 2019 primarily due to higher new business strains resulting from the new business growth of protection and annuity business. New business strains arise when the premium paid at the commencement of a contract is not sufficient to cover the initial expenses including acquisition costs and due to any mathematical reserve that ICICI Prudential Life Insurance Company needs to set up at that point.

The total premium income of ICICI Prudential Life Insurance Company increased by 14.3% from Rs. 270.7 billion in fiscal 2018 to Rs. 309.3 billion in fiscal 2019 primarily due to an increase in retail renewal premium and group premium. Retail renewal premium increased by 15.6% from Rs. 175.0 billion in fiscal 2018 to Rs. 202.3 billion in fiscal 2019. Group premium increased from Rs. 11.7 billion in fiscal 2018 to Rs. 25.7 billion in fiscal 2019. Retail new business premium decreased by 3.1% from Rs. 84.0 billion in fiscal 2018 to Rs. 81.4 billion in fiscal 2019.

Other income of ICICI Prudential Life Insurance Company increased by 3.0% from Rs. 24.6 billion in fiscal 2018 to Rs. 25.3 billion in fiscal 2019 primarily due to an increase in mortality charges and fund management charges.

Investment income of ICICI Prudential Life Insurance Company increased by 10.4% from Rs. 32.5 billion in fiscal 2018 to Rs. 35.9 billion in fiscal 2019 primarily due to an increase in interest income on account of an increase in average interest-earning assets. The interest income increased from Rs. 23.7 billion in fiscal 2018 to Rs. 27.5 billion in fiscal 2019. The net realized gains decreased from Rs. 8.8 billion in fiscal 2018 to Rs. 8.4 billion in fiscal 2019.

Commission expenses of ICICI Prudential Life Insurance Company increased by 10.5% from Rs. 14.0 billion in fiscal 2018 to Rs. 15.5 billion in fiscal 2019, primarily due to growth in total premium.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 14.7% from Rs. 15.1 billion in fiscal 2018 to Rs. 17.3 billion in fiscal 2019 primarily due to an increase in death, maturity and survival claims.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company increased by 11.1% from Rs. 196.1 billion in fiscal 2018 to Rs. 217.9 billion in fiscal 2019 primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased from Rs. 975.0 billion at year-end fiscal 2018 to Rs. 1,109.5 billion at year-end fiscal 2019.

Liabilities on life policies of ICICI Prudential Life Insurance Company increased by 15.9% from Rs. 1,314.9 billion at year-end fiscal 2018 to Rs. 1,523.8 billion at year-end fiscal 2019.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	126,001	Rs.	147,892	US$	2,138	17.4%
Premium on re-insurance ceded		(47,553)		(52,507)		(759)	10.4
Unexpired risk reserve		(9,330)		(11,632)		(168)	24.7
Net premium earned		69,117		83,753		1,211	21.2
Commission income (net)		2,840		(2,229)		(32)	-
Investment income from pool(1)		275		297		4	8.1
Investment income		14,822		17,548		254	18.4
Total income		87,054		99,369		1,437	14.1
Operating expenses		21,119		19,898		288	(5.8)
Claims/benefits paid (net)		53,147		63,081		912	18.7
Other expenses (net)		826		406		6	(50.8)
Total expense		75,092		83,385		1,206	11.0
Profit/(loss) before tax	Rs.	11,962	Rs.	15,984	US$	231	33.6%
(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral re-insurance arrangement entered into by ICICI Lombard General Insurance Company Limited together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Investments	Rs.	180,261	Rs.	214,959	US$	3,108	19.2%
Current liabilities including claims outstanding		195,112		216,228		3,126	10.8
Provisions	Rs.	44,784	Rs.	56,359	US$	815	25.8%

The industry witnessed a growth of 12.9% in fiscal 2019 on the basis of gross direct premium primarily due to the growth in health and personal accident, marine hull, aviation, motor third party and liability insurance segment. ICICI Lombard General Insurance Company Limited registered a growth of 17.2% in gross direct premium during fiscal 2019 primarily due to an increase in motor, fire, marine, personal accident and health insurance portfolio. ICICI Lombard General Insurance Company Limited maintained its leadership position among private sector general insurance companies (including private standalone health insurers) with a market share of 15.6% during fiscal 2019. (Source: General Insurance Council/Insurance Regulatory and Development Authority of India).

The profit before tax of ICICI Lombard General Insurance Company increased by 33.6% from Rs. 12.0 billion in fiscal 2018 to Rs. 16.0 billion in fiscal 2019 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in net claims incurred.

The gross direct premium income increased by 17.2% from Rs. 123.6 billion in fiscal 2018 to Rs. 144.9 billion in fiscal 2019 primarily due to an increase in motor, fire, marine, personal accident and health insurance business. The net premium income increased from Rs. 69.1 billion in fiscal 2018 to Rs. 83.8 billion in fiscal 2019.

Net commission income (net of commission expenses paid) was expense of Rs. 2.2 billion in fiscal 2019 as compared to net commission income of Rs. 2.8 billion in fiscal 2018 primarily due to an increase in direct commission paid on motor insurance business.

Investment income increased by 18.4% from Rs. 14.8 billion in fiscal 2018 to Rs. 17.5 billion in fiscal 2019 primarily due to an increase in interest income. Interest income increased from Rs. 10.0 billion in fiscal 2018 to Rs. 13.3 billion in fiscal 2019. Realized gain on sale of investment securities decreased from Rs. 4.4 billion in fiscal 2018 to Rs. 4.3 billion in fiscal 2019.

Operating expenses decreased by 5.8% from Rs. 21.1 billion in fiscal 2018 to Rs. 19.9 billion in fiscal 2019 primarily due to a decrease in business support expenses, offset, in part, by an increase in staff cost.

Claims/benefits paid increased by 18.7% from Rs. 53.1 billion in fiscal 2018 to Rs. 63.1 billion in fiscal 2019.

Investments increased by 19.2% from Rs. 180.3 billion at year-end fiscal 2018 to Rs. 215.0 billion at year-end fiscal 2019 primarily due to an increase in investment in government securities and bonds and debentures. Current liabilities, including claims outstanding, increased by 10.8% from Rs. 195.1 billion at year-end fiscal 2018 to Rs. 216.2 billion at year-end fiscal 2019 primarily due to an increase in claims outstanding and re-insurance and coinsurance payables.

The solvency margin was 224.0% at year-end fiscal 2019 as against the stipulated requirement of 150.0% at year-end fiscal 2019.

Combined ratio [(Net incurred claims/Net earned premium) + (Operating Expenses + Commission (net) / Net written premium] was 98.5% in fiscal 2019 compared to 100.2% in fiscal 2018 primarily due to improvements in loss ratio (Net claims incurred/Net earned premium). Loss ratio decreased from 76.9% in fiscal 2018 to 75.3% in fiscal 2019.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2019 according to the Association of Mutual Funds in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

The profit before tax of the “others” segment decreased from Rs. 21.0 billion in fiscal 2018 to Rs. 20.2 billion in fiscal 2019 primarily due to a decrease in profit before tax of ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited, offset, in part, by an increase in profit before tax of ICICI Prudential Asset Management Company Limited and ICICI Venture Funds Management Company limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	6,155	Rs.	6,912	US$	100	12.3%
Non-interest income		38,021		37,042		536	(2.6)
Total income		44,176		43,954		636	(0.5)
Non-interest expenses		22,117		22,788		329	3.0
Operating profit before provisions and tax		22,059		21,166		307	(4.0)
Provisions		1,019		996		14	(2.2)
Profit before tax	Rs.	21,040	Rs.	20,170	US$	293	(4.1)%

Net interest income increased by 12.3% from Rs. 6.2 billion in fiscal 2018 to Rs. 6.9 billion in fiscal 2019 primarily due to an increase in net interest income of our Securities broking subsidiary.

Non-interest income decreased by 2.6% from Rs. 38.0 billion in fiscal 2018 to Rs. 37.0 billion in fiscal 2019 primarily due to a decrease in fees income of our securities broking subsidiary and a decrease in trading gains of our primary dealership subsidiary, offset, in part, by an increase in management fees of our asset management subsidiary and an increase in income from venture capital units of our private equity subsidiary.

Non-interest expenses increased by 3.0% from Rs. 22.1 billion in fiscal 2018 to Rs. 22.8 billion in fiscal 2019 primarily due to an increase in administrative expenses and staff expenses of our housing finance subsidiary.

The profit before tax of ICICI Securities Limited decreased from Rs. 8.5 billion in fiscal 2018 to Rs. 7.6 billion in fiscal 2019 primarily due to a decrease in fee income, offset, in part, by an increase in net interest income and a decrease in other administrative expenses. Fee income decreased primarily due to a decrease in brokerage income, corporate finance fees and third party product distribution fees. The brokerage income decreased due to lower secondary market retail volumes. The third party product distribution fees decreased primarily due to a decrease in business volumes of mutual fund distribution. During fiscal 2018, the Securities and Exchange Board of India allowed brokers to offer margin funding to their clients. ICICI Securities Limited had outstanding advances for margin funding of Rs. 3.4 billion at year-end fiscal 2019 as compared to Rs. 5.6 billion at year-end fiscal 2018.

The profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 1.7 billion in fiscal 2018 to Rs. 1.0 billion in fiscal 2019, primarily due to a decrease in fee income and trading gains. Fee income decreased primarily due to execution of lesser number of deals in fiscal 2019 as compared to fiscal 2018. Trading gains decreased primarily due to an increase in yield on government securities during the year resulting in lower trading opportunity.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 9.5 billion in fiscal 2018 to Rs. 10.5 billion in fiscal 2019 primarily due to an increase in fee income on account of an increase in average assets under management. Fee income increased from Rs. 18.2 billion in fiscal 2018 to Rs. 19.3 billion in fiscal 2019. Average assets under management for mutual funds increased from Rs. 2,963.4 billion in fiscal 2018 to Rs. 3,193.3 billion in fiscal 2019 and average assets under management for equity schemes increased from Rs. 1,327.3 billion in fiscal 2018 to Rs. 1,549.7 billion in fiscal 2019 (Source: Association of Mutual Funds of India). During fiscal 2019, ICICI Prudential Asset Management Company, based on communication from the regulator, paid compensation with interest amounting to Rs. 1.1 billion to certain schemes of ICICI Prudential Mutual Fund in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018, and also compensated the investors in these schemes who had redeemed their units since the March 2018 allotment.

The profit before tax of ICICI Home Finance Company Limited decreased from Rs. 1.1 billion in fiscal 2018 to Rs. 0.4 billion in fiscal 2019 primarily due to an increase in administrative expenses. Administrative expenses increased primarily due to an increase in branches and employee base. Net interest income decreased from Rs. 2.6 billion in fiscal 2018 to Rs. 2.5 billion in fiscal 2019. Fees income increased from Rs. 0.3 billion in fiscal 2018 to Rs. 0.4 billion in fiscal 2019. Provisions remained at a similar level of Rs. 0.9 billion in fiscal 2018 and fiscal 2019.

The profit before tax of ICICI Venture Fund Management Company Limited increased from Rs. 0.2 billion in fiscal 2018 to Rs. 0.7 billion in fiscal 2019 primarily due to an increase in income from venture capital units.

Fiscal 2018 Compared with Fiscal 2017

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Retail Banking	Rs.	53,853	Rs.	71,414	US$	1,033	32.6%
Wholesale Banking		(74,341)		(82,813)		(1,197)	11.4
Treasury		120,814		77,443		1,120	(35.9)
Other Banking		3,022		5,705		82	88.8
Life Insurance		17,849		17,191		249	(3.7)
General Insurance		9,101		11,962		173	31.4
Others		21,764		21,041		304	(3.3)
Profit before tax	Rs.	152,062	Rs.	121,943	US$	1,764	(19.8%)

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	113,270	Rs.	134,488	US$	1,945	18.7%
Non-interest income		57,535		65,720		950	14.2
Total income		170,805		200,208		2,895	17.2
Non-interest expenses		112,260		121,340		1,754	8.1
Profit before provisions		58,545		78,868		1,141	34.7
Provisions		4,692		7,454		108	58.9
Profit before tax	Rs.	53,853	Rs.	71,414	US$	1,033	32.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Advances	Rs.	1,999,885	Rs.	2,433,639	US$	35,189	21.7%
Deposits		3,518,338		3,988,658		57,673	13.4

The Bank has been pursuing a conscious strategy of maintaining a robust funding profile by increasing the share of low cost current account and savings account deposits in total funding and is focusing on growing the retail portfolio. Growth in advances in the retail segment was primarily due to an increase in home loans, personal loans, rural loans, business banking and automobile loans.

Loans in the retail banking segment increased by 21.7% from Rs. 1,999.9 billion at year-end fiscal 2017 to Rs. 2,433.6 billion at year-end fiscal 2018. The Bank maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The savings account deposits of the segment increased by 17.0% from Rs. 1,718.4 billion at year-end fiscal 2017 to Rs. 2,009.7 billion at year-end fiscal 2018. The current account deposits of the segment increased by 14.5% from Rs. 332.8 billion at year-end fiscal 2017 to Rs. 381.2 billion at year-end fiscal 2018. The term deposits of the segment increased by 8.9% from Rs. 1,467.2 billion at year-end fiscal 2017 to Rs. 1,597.8 billion at year-end fiscal 2018. The overall retail deposits increased by 13.4% from Rs. 3,518.3 billion at year-end fiscal 2017 to Rs. 3,988.7 billion at year-end fiscal 2018.

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	65,712	Rs.	60,971	US$	882	(7.2%)
Non-interest income		35,304		35,907		519	1.7
Total income		101,016		96,878		1,401	(4.1)
Non-interest expenses		32,414		33,013		477	1.8
Profit before provisions		68,602		63,865		923	(6.9)
Provisions		142,943		146,678		2,121	2.6
Profit before tax	Rs.	(74,341)	Rs.	(82,813)	US$	(1,197)	11.4%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2017		2018		2018		2018/2018 % change
	(in millions, except percentages)
Advances	Rs.	2,565,395	Rs.	2,609,463	US$	37,731	1.7%
Deposits		1,358,117		1,590,326		22,995	17.1%

Under the wholesale banking segment, we adopted a two-pronged strategy of improving both portfolio quality and earnings quality. In fiscal 2018, in line with the Bank’s strategy of enhancing the quality of its portfolio, the wholesale banking segment focused its incremental lending efforts on higher rated, well-established corporations. In addition, the Bank has strengthened its framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits. Our approach to resolution and recovery in the existing portfolio involves working with sponsors for the deleveraging through sale of assets and businesses, working with all stakeholders to improve the operations and cash flow generation of borrowers and the enforcement of contractual rights and in addition referring the cases for resolution with the National Company Law Tribunal under the Insolvency and Bankruptcy Code.

The loan portfolio of the wholesale banking segment increased by 1.7% from Rs. 2,565.4 billion at year end fiscal 2017 to Rs. 2,609.5 billion at year end fiscal 2018. The current account deposits increased by 21.9% from Rs. 417.1 billion at year end fiscal 2017 to Rs. 508.4 billion at year end fiscal 2018 and the term deposits in the segment increased by 15.0% from Rs. 941.1 billion at year end fiscal 2017 to Rs. 1,081.9 billion at year end fiscal 2018.

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

The additions to non-performing assets during fiscal 2018 included the impact of revised framework for resolution of stressed assets issued by the Reserve Bank of India in February 2018, which superseded the earlier guidelines on strategic debt restructuring, change in ownership outside strategic debt restructuring (except projects under implementation) and the scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits in asset classification of borrowers where any of these schemes had been invoked but not yet implemented were withdrawn. Hence, the Bank classified loans where any of these schemes had been invoked but not implemented as nonperforming at year-end fiscal 2018.

Provisions during fiscal 2018 remained elevated at Rs. 146.7 billion in fiscal 2018 as compared to Rs. 142.9 billion in fiscal 2017, primarily due to higher additions to non-performing assets, higher provisions on certain cases referred to the National Company Law Tribunal under the provisions of Insolvency and Bankruptcy Code, 2016 and further provisions on loans classified as non-performing assets in earlier years. See Also “Operating and Financial Review and Prospects—Provisions and contingencies (excluding tax provisions)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	31,615	Rs.	30,506	US$	441	(3.5)%
Non-interest income		98,701		67,994		983	(31.1)
Total income		130,316		98,500		1,424	(24.4)
Non-interest expenses		2,177		2,196		32	0.9
Profit before provisions		128,139		96,304		1,392	(24.8)
Provisions		7,325		18,860		273	157.5
Profit before tax	Rs.	120,814	Rs.	77,444	US$	1,119	35.9%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Investments	Rs.	1,615,348	Rs.	2,030,755	US$	29,363	25.7%
Borrowings		1,475,562		1,828,586		26,440	(23.9%)

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

Non-interest income of fiscal 2018 included the gain on sale of equity shares of ICICI Lombard General Insurance Company Limited of Rs. 20.1 billion and ICICI Securities Limited of Rs. 33.2 billion through an initial public offer. Non-interest income of fiscal 2017 included the gain on sale of equity shares of ICICI Prudential Life Insurance Company Limited of Rs. 56.8 billion through initial public offer.

Provisions increased from Rs. 7.3 billion in fiscal 2017 to Rs. 18.9 billion in fiscal 2018 primarily due to higher provisions on equity shares, preference shares, bonds and debentures acquired on loan conversion cases under strategic debt restructuring and scheme for sustainable structuring of stressed assets.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	15,184	Rs.	12,682	US$	183	(16.5%)
Non-interest income		3,095		2,611		38	(15.6)
Total income		18,279		15,293		221	(16.3)
Non-interest expenses		4,703		4,621		67	(1.7)
Profit before provisions		13,576		10,672		154	(21.4)
Provisions		10,554		4,967		72	(52.9)
Profit before tax	Rs.	3,022	Rs.	5,705	US$	82	88.8

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Advances	Rs.	502,938	Rs.	527,050	US$	7,621	4.8%
Investments		76,940		74,433		1,076	(3.3)
Deposits		255,054		285,536		4,129	12.0
Borrowings	Rs.	232,139	Rs.	247,984	US$	3,586	6.8%

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

Provisions decreased by 52.9% from Rs. 10.6 billion in fiscal 2017 to Rs. 5.0 billion in fiscal 2018 primarily due to lower provisions made by ICICI Bank Canada. Provisions of our Canadian subsidiary decreased from a provision of Rs. 5.7 billion in fiscal 2017 to a write-back of Rs. 0.2 billion in fiscal 2018 primarily due to a decrease in specific provisions on impaired loans. Net non-performing assets of ICICI Bank Canada decreased from Rs. 0.5 billion at year-end fiscal 2017 to Nil at year-end fiscal 2018. Provisions of our subsidiary in the UK increased from Rs. 4.6 billion in fiscal 2017 to Rs. 5.1 billion in fiscal 2018 primarily due to an increase in specific provision on impaired loans. Net non-performing assets of ICICI Bank UK decreased from Rs. 14.6 billion at year-end fiscal 2017 to Rs. 12.6 billion at year-end fiscal 2018.

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

Borrowings increased by 6.8% from Rs. 232.1 billion at year-end fiscal 2017 to Rs. 248.0 billion at year-end fiscal 2018 primarily due to an increase in the borrowings of ICICI Bank UK. Borrowings of ICICI Bank UK increased from Rs. 81.2 billion at year-end fiscal 2017 to Rs. 102.8 billion at year-end fiscal 2018 primarily due to an increase in inter-bank, long term borrowings and borrowings from central bank under Term Funding Scheme. Borrowings of ICICI Bank Canada decreased from Rs. 150.9 billion at year-end fiscal 2017 to Rs. 145.2 billion at year-end fiscal 2018 primarily due to net repayment of securitized borrowings.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Premium earned	Rs.	223,540	Rs.	270,688	US$	3,914	21.1%
Premium on re-insurance ceded		(1,988)		(2,581)		(37)	29.8
Net premium earned		221,552		268,107		3,877	21.0
Other income		22,305		24,601		356	10.3
Investment income		26,605		32,481		470	22.1
Total income		270,462		325,189		4,703	20.2
Commission paid		7,589		14,033		203	84.9
Claims/benefits paid		11,118		15,119		219	36.0
Operating expenses		24,728		21,801		315	(11.8)
Total expenses		43,435		50,953		737	17.3
Transfer to linked funds		160,605		196,062		2,835	22.1
Provisions for policy holder liabilities (non-linked)		48,573		60,978		882	25.5
Profit before tax	Rs.	17,849	Rs.	17,196	US$	249	(3.7)%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Investments	Rs.	325,351	Rs.	395,470	US$	5,718	21.6%
Assets held to cover linked liabilities		878,784		975,020		14,098	11.0
Liabilities on life policies	Rs.	1,154,974	Rs.	1,314,884	US$	19,012	13.8%

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

The profit before tax of ICICI Prudential Life Insurance Company decreased from Rs. 17.8 billion in fiscal 2017 to Rs. 17.2 billion in fiscal 2018 primarily due to an increase in transfer to linked funds and provision for policy holder liability, offset, in part, by an increase in net earned premium. Profit before tax was also impacted due to higher new business strains resulting from the new business growth. New business strains arise when the premium paid at the commencement of a contract is not sufficient to cover the initial expenses including acquisition costs and any mathematical reserve that ICICI Prudential Life Insurance Company needs to set up at that point.

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

Commission expenses of ICICI Prudential Life Insurance Company increased by 84.2% from Rs. 7.6 billion in fiscal 2017 to Rs. 14.0 billion in fiscal 2018, primarily due to the change in product mix and growth in business volume.

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	109,605	Rs.	126,001	US$	1,822	15.0%
Premium on re-insurance ceded		(43,657)		(47,553)		(688)	8.9
Unexpired risk reserve		(4,312)		(9,330)		(135)	116.4
Net premium earned		61,636		69,117		999	12.1
Commission income (net)		4,341		2,840		41	(34.6)
Investment income from pool(1)		245		275		4	12.3
Investment income		13,105		14,822		214	15.5
Total income		79,327		87,054		1,258	10.1
Operating expenses		19,820		21,119		305	6.6
Claims/benefits paid (net)		49,543		53,147		768	7.3
Other expenses (net)		863		826		12	39.7
Total expense		70,226		75,092		1,085	7.3
Profit/(loss) before tax	Rs.	9,101	Rs.	11,962	US$	173	31.4%
(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral re-insurance arrangement entered into by ICICI Lombard General Insurance Company Limited together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Investments	Rs.	146,680	Rs.	180,261	US$	2,606	22.9%
Current liabilities including claims outstanding		149,149		195,112		2,821	30.8
Provisions	Rs.	35,485	Rs.	44,784	US$	648	26.2%

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

Investments increased by 22.9% from Rs. 146.7 billion at year-end fiscal 2017 to Rs. 180.3 billion at year-end fiscal 2018 primarily due to an increase in investment in debentures, bonds and equity shares. Current liabilities, including claims outstanding, increased by 30.8% from Rs. 149.1 billion at year-end fiscal 2017 to Rs. 195.1 billion at year-end fiscal 2018 primarily due to an increase in claims outstanding and re-insurance and coinsurance payables.

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	5,400	Rs.	6,155	US$	89	14.0%
Non-interest income		34,215		38,021		550	11.1
Total income		39,615		44,176		639	11.5
Non-interest expenses		17,761		22,117		320	24.5
Operating profit before provisions and tax		21,854		22,059		319	0.9
Provisions		90		1,019		15	1,032.2
Profit before tax	Rs.	21,764	Rs.	21,040	US$	304	(3.3)%

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

The profit before tax of ICICI Home Finance Company Limited decreased from Rs. 2.8 billion in fiscal 2017 to Rs. 1.1 billion in fiscal 2018 primarily due to an increase in provision on loans and investments and a decrease in fee income and net interest income. Net interest income decreased from Rs. 3.0 billion in fiscal 2017 to Rs. 2.6 billion in fiscal 2018. Fees income decreased from Rs. 0.6 billion in fiscal 2017 to Rs. 0.3 billion in fiscal 2018. Provisions increased from a write-back of Rs. 0.04 billion in fiscal 2017 to a provision of Rs. 0.9 billion in fiscal 2018. Net nonperforming assets increased from Rs. 0.7 billion at year-end fiscal 2017 to Rs. 2.0 billion at year-end fiscal 2018.

The profit before tax of ICICI Venture Fund Management Company Limited increased from Rs. 0.1 billion in fiscal 2017 to Rs. 0.2 billion in fiscal 2018 primarily due to an increase in management fees. Management fees increased primarily due to management fees from new entities.

Related Party Transactions

In fiscal 2019, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

In fiscal 2019, the following parties were identified as our associates/other related entities: Arteria Technologies Private Limited (related party with effect from May 29, 2018), India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2019: Mr. Sandeep Bakhshi (related party with effect from June 19, 2018), Ms. Vishakha Mulye, Mr. Vijay Chandok, Mr. Anup Bagchi, Mr. N. S. Kannan (related party up to June 18, 2018) and Ms. Chanda Kochhar (related party upto October 4, 2018). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2019, we received insurance premiums from our associates/other related entities amounting to Rs. 25 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 3 million. The premiums received were towards cover for health insurance, personal accident, marine and miscellaneous items. Our material transaction during fiscal 2019 included Rs. 21 million of premium received from ICICI Foundation for Inclusive Growth and Rs. 3 million of premium received from Mr.Vivek Mulye.

During fiscal 2019, we paid claims to our key management personnel related entities amounting to Rs. 0.1 million. Our material transactions during fiscal 2019 include Rs. 0.1 million of claims paid to Mr. Anup Bagchi.

Fees, Commission and Other Income

During fiscal 2019, we received fees, commission and other income from our associates/other related entities amounting to Rs. 58 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 0.2 million. These transactions primarily generated management, arranger fees and bank charges for us. The material transactions during fiscal 2019 included Rs. 58 million of fees, commission and other income received from India Infradebt Limited.

During fiscal 2019, we received commission on bank guarantees from NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 0.1 million.

Recovery of lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2019, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from our associates/other related entities amounting to Rs. 60 million. The material transaction during fiscal 2019 included recovery amounting to Rs. 56 million from ICICI Foundation for Inclusive Growth.

Recovery of secondment of Employees

During fiscal 2019, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 9 million for the recovery of secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2019, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 9.6 billion. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services. The material transactions during fiscal 2019 included Rs. 5.4 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 4.2 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited.

Investments in securities issued by related parties

During fiscal 2019, we invested Rs. 10.0 billion in securities issued by India Infradebt Limited.

Redemption/buyback of Investments

During fiscal 2019, we received Rs. 273 million from India Advantage Fund-III and Rs. 262 million from India Advantage Fund-IV on account of redemption of venture capital units.

Interest Expenses

During fiscal 2019, we paid interest on deposits to our associates/other related entities amounting to Rs. 8 million, to our key management personnel amounting to Rs. 4 million and to the close family members of key management personnel amounting to Rs. 2 million. The material transactions during fiscal 2019 included Rs. 2 million of interest paid to ICICI Foundation for Inclusive Growth, Rs. 2 million of interest paid to India Infradebt Limited, Rs. 2 million of interest paid to Arteria Technologies Private Limited and Rs. 3 million of interest paid to Ms. Chanda Kochhar.

Interest Income

During fiscal 2019, we received interest on our non-convertible bonds from our associates/other related entities amounting to Rs. 265 million, from our key management personnel amounting to Rs. 12 million and from the close family members of key management personnel amounting to Rs. 0.0 million (insignificant amount). The material transaction during fiscal 2019 included Rs. 261 million of interest received from India Infradebt Limited.

Gain/(loss) on forex and derivative transactions (net)

During fiscal 2019, we undertook forex and derivative transactions with our associates/other related entities. The net gain on forex and derivative transactions entered with Arteria Technologies Private Limited was Rs. 0.1 million.

Sale of fixed assets

During fiscal 2019, we sold fixed assets amounting to Rs. 7 million to Ms. Chanda Kochhar.

Dividend Income

During fiscal 2019, we received dividend from India Infradebt Limited amounting to Rs. 64 million.

Reimbursement of expenses to related parties

During fiscal 2019, we reimbursed expenses to the NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 0.1 million.

Dividends Paid

During fiscal 2019, the Bank paid dividends to its key management personnel, amounting to Rs. 11 million and to the close family members of key management personnel, amounting to Rs. 3 million. The dividend paid during fiscal 2019 to Mr. Sandeep Bakshi was Rs. 3 million, to Ms. Vishakha Mulye was Rs. 3 million, to Mr. Vijay Chandok was insignificant, to Mr. Anup Bagchi was Rs. 0.1 million, to Ms. Chanda Kochhar was Rs. 5 million and to Mr. Shivam Bakshi was Rs. 2 million.

Donations Given

During fiscal 2019, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 1.0 billion.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2019
	(in million)
Deposits from related parties held by us	Rs.	523
Payables to related parties		1,797
Our investments in related parties		10,777
Loans and advances to related parties(1)		45
Receivables from related parties		123
Guarantees issued by us for related parties		11

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2019
	(in million, except number of shares)
Deposits from key management personnel	Rs.	63
Payables to key management personnel		0.0	(2)
Investments in our shares held by key management personnel		7
Loans and advances to key management personnel(3)		254
Employee stock options outstanding (numbers)		20,022,000
Employee stock options exercised(4)		296

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2019
	(in million)
Deposits from close family members of key management personnel	Rs.	14
Payables to close family members of key management personnel		0.0	(2)
Investments in our shares held by close family members of key management personnel		10
Loans and advances to close family members of key management personnel(1)		0.4

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2019
	(in million)
Deposits from key management personnel	Rs.	235
Payables to key management personnel		0.0	(2)
Investments in our shares held by key management personnel		22
Loans and advances to key management personnel(3)		256

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2019
	(in million)
Deposits from close family members of key management personnel	Rs.	175
Payables to close family members of key management personnel		0.1
Investments in our shares held by close family members of key management personnel		10
Loans and advances to close family members of key management personnel(1)		1

(1)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	Insignificant amount.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(4)	During fiscal 2019, 2,062,000 employee stock options were exercised by the key management personnel of the Bank, which have been reported at exercise price.

Joint Ventures and Associates

From fiscal 2008, FINO PayTech Limited (earlier known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited were accounted as equity affiliates on consolidated financial statements. In fiscal 2017, the ICICI Group ceased to exercise significant influence over FINO PayTech Limited and therefore this entity ceased to be an equity affiliate of the Bank, and, accordingly, has not been accounted as an equity affiliate from January 5, 2017.

From fiscal 2010, investment in ICICI Merchant Services Private Limited was accounted as an equity affiliate in the consolidated financial statements.

From fiscal 2011, Mewar Aanchalik Gramin Bank was accounted as an equity affiliate in the consolidated financial statements. However, from fiscal 2015, Mewar Aanchalik Gramin Bank and another Regional Rural Bank were amalgamated into a single Regional Rural Bank. ICICI Bank does not have any shareholding in the new Regional Rural Bank. Accordingly, this entity ceased to be an equity affiliate from the date of the amalgamation, and, accordingly, has not been accounted as an equity affiliate.

From fiscal 2013, India Infradebt Limited was accounted as an equity affiliate. From fiscal 2015, investment in India Advantage Fund-III and India Advantage Fund-IV were accounted as an equity affiliate. From fiscal 2019, Arteria Technologies Private Limited was accounted as an equity affiliate.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However, under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2019, fiscal 2018 and fiscal 2017 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 94.9 billion in fiscal 2019 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 42.5 billion under Indian GAAP. In fiscal 2019, the net income under U.S. GAAP was higher primarily due to lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, gains due to valuation of debt and equity securities under U.S. GAAP as compared to loss under Indian GAAP, lower provision on assets acquired in debt asset swap arrangements under U.S. GAAP as compared to Indian GAAP, the positive impact of amortization of loan processing fees, net of costs, under U.S. GAAP, offset, in part, by lower deferred tax benefit under U.S. GAAP as compared to Indian GAAP and the impact of differences in accounting for compensation costs under U.S. GAAP. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the provision for loan losses resulted in a higher net income by Rs. 65.0 billion in fiscal 2019 as compared to Rs. 19.5 billion in fiscal 2018 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances. Under U.S. GAAP, the provision on impaired loans in fiscal 2019 was lower than the provision under Indian GAAP, as the Bank had made higher provision on impaired loans under U.S. GAAP as compared to Indian GAAP in earlier years. Further, for a few impaired loans, the provision requirement under U.S. GAAP was lower than Indian GAAP due to differences in methodology where the provision on non-performing loans under Indian GAAP is primarily based on the number of days a loan is past-due, whereas under U.S. GAAP, the provision is primarily based on assessment of recovery from impaired loans.

Further, under Indian GAAP, specific provision was made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank opted for fair value accounting for such loans and guarantees through income statement. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. Under U.S. GAAP, fair value gain on these loans and guarantees amounting to Rs 13.8 billion in fiscal 2019 as compared to fair value loss of Rs. 8.8 billion in fiscal 2018 was recorded in the line item “Valuation of debt and equity securities”.

While the cumulative loan loss allowances under U.S. GAAP at year-end fiscal 2019 were lower than the cumulative provisions held under Indian GAAP by Rs. 15.9 billion as shown in the statement of stockholders’ equity reconciliation, the cumulative fair value loss under U.S. GAAP on loans where strategic debt restructuring was invoked/implemented and opted for fair value accounting was Rs. 28.0 billion at year-end fiscal 2019. See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for consolidation resulted in higher net income by Rs. 1.1 billion in fiscal 2019 as compared to Rs. 0.1 billion in fiscal 2018 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2019, the gains from our life insurance subsidiary were higher by Rs. 1.8 billion under U.S. GAAP as compared to Indian GAAP as compared to an insignificant difference in fiscal 2018. See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in higher net income by Rs. 12.5 billion in fiscal 2019 as compared to lower net income by Rs. 51.4 billion in fiscal 2018 under U.S. GAAP, as compared to Indian GAAP.

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement. Under U.S. GAAP, change in the parent’s ownership in the subsidiary company is accounted as an equity transaction, if the parent retains controlling financial interest in the subsidiary and accordingly gain or loss is not recognized in the income statement. While gain on sale of stake in ICICI Lombard General Insurance Company Limited and ICICI Securities Limited during fiscal 2018 was accounted in income statement under Indian GAAP, gain under U.S. GAAP was directly recorded in equity, resulting in lower net income by Rs. 49.1 billion under U.S. GAAP in fiscal 2018.

Banks, including ICICI Bank, acquired equity shares in certain entities by invoking strategic debt restructuring based on the guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as affiliates. The Bank has opted for fair value accounting for these affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses” and fair value gains/losses on the loans, guarantees and investments were accounted through income statement. This resulted in higher net income by Rs. 13.8 billion in fiscal 2019 as compared to lower net income by Rs. 8.8 billion in fiscal 2018 under U.S. GAAP.

Under Indian GAAP unrealized losses of held-for-trading and available-for-sale securities are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on debt securities identified as other-than-temporarily impaired which are recognized in profit and loss account. From fiscal 2019, under U.S. GAAP, on adoption of ASC Topic 321, unrealized gain or loss on all equity securities were taken through profit and loss account. There was a negative impact of Rs. 0.6 billion in fiscal 2019 as compared to a positive impact of Rs. 22.1 billion in fiscal 2018 on net income under U.S. GAAP, due to differences in mark-to-market and provisioning accounting for equity securities and available-for-sale debt securities. Further, there was a negative impact of other-than-temporary impairment of Rs. 1.8 billion in fiscal 2019 as compared to Rs. 7.6 billion on net income in fiscal 2018 under U.S. GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 4.2 billion in fiscal 2019 as compared to Rs. 5.4 billion in fiscal 2018 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was lower by Rs. 0.9 billion in fiscal 2019 and higher by Rs. 1.8 billion in fiscal 2018. The actuarial gains were accounted through profit and loss account under Indian GAAP, while under U.S. GAAP actuarial gains were accounted through other comprehensive income. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes-Note 21(e)” included herein.

Deferred tax benefit was lower by Rs. 35.0 billion in fiscal 2019 as compared to higher deferred tax benefit by Rs. 25.5 billion in fiscal 2018 under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. The long-term capital gains on sale of securities listed at stock exchanges were exempt from tax till fiscal 2018. Due to changes in tax laws, such long-term capital gains arising after April 1, 2018 are taxable. Accordingly, under U.S. GAAP, the Bank recognized deferred tax asset amounting to Rs. 31.1 billion on its investment in listed subsidiaries and affiliate in fiscal 2018. In fiscal 2019, the Bank reversed deferred tax asset amounting to Rs. 6.3 billion on its investment in listed subsidiaries and affiliate due to sale of stake in a listed affiliate and change in tax basis.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. This resulted in a reversal of deferred tax liability of Rs. 1.9 billion in fiscal 2019 and in fiscal 2018, under U.S. GAAP which were recognized under Indian GAAP.

Further, there was difference due to the negative tax impact of Rs. 30.9 billion in fiscal 2019 on U.S. GAAP adjustments over Indian GAAP as compared to the negative tax impact of Rs. 6.7 billion in fiscal 2018. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

The Bank has made provisions on certain fixed assets acquired under debt asset swap arrangements as per the direction of the Reserve Bank of India under Indian GAAP. Under U.S. GAAP these fixed assets are carried at lower of book value or fair value. This has resulted a positive impact of Rs. 8.4 billion in fiscal 2019 as compared to Rs. 5.0 billion in fiscal 2018. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(j)” included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 178.7 billion in fiscal 2018 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 77.1 billion under Indian GAAP. In fiscal 2018, the net income under U.S. GAAP was higher primarily due to impact of difference in accounting between Indian GAAP and U.S. GAAP for termination of joint venture agreement for general insurance subsidiary of ICICI Bank, impact of lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, higher deferred tax benefit under U.S. GAAP as compared to Indian GAAP, lower provision on assets acquired in debt asset swap arrangements under U.S. GAAP as compared to Indian GAAP and the impact of amortization of loan processing fees, net of costs, under U.S. GAAP, offset, in part, by higher losses due to valuation of debt and equity securities and the impact of differences in accounting for compensation costs under U.S. GAAP. During fiscal 2018, the joint venture agreement between ICICI Bank and Fairfax Financial Holdings for the general insurance subsidiary, which was earlier accounted as an affiliate, was terminated. Under U.S. GAAP, termination of the joint venture agreement resulted in the Bank obtaining control on general insurance subsidiary. Under U.S. GAAP, the Bank re-measured its equity interest in the general insurance subsidiary at fair value amounting to Rs. 128.0 billion on the date of acquiring control and recognized a gain of Rs. 101.7 billion, which was included in the line item ‘Business Combination’. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 62.4 billion in fiscal 2017 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 101.9 billion under Indian GAAP. In fiscal 2017, the net income under U.S. GAAP was lower primarily due to the higher losses of Rs. 29.8 billion on valuation of debt and equity securities under U.S. GAAP, impact of higher loan loss provisioning of Rs. 19.6 billion under U.S. GAAP as compared to Indian GAAP, the impact of differences in accounting for compensation costs under U.S. GAAP of Rs. 4.9 billion and lower profits of Rs. 3.3 billion attributable to the shareholders’ of ICICI Bank from insurance subsidiaries, offset, in part, by the impact of amortization of loan processing fees, net of costs of Rs. 7.9 billion under U.S. GAAP and higher deferred tax benefit of Rs. 13.1 billion as compared to Indian GAAP. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

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

Held-to-maturity securities are carried at their acquisition cost or at the amortized cost, if acquired at a premium over the face value. Any premium over the face value of the fixed rate and floating rate securities acquired is amortized over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. Equity investments in subsidiaries/joint ventures are categorized as held-to-maturity and available for sale in accordance with the Reserve Bank of India guidelines. These instruments are assessed for any permanent diminution in value and appropriate provisions are made.

Available-for-sale and held-for-trading securities of the Bank are valued in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant yield basis and straight line basis respectively. The market value of quoted investments is based on the closing quotes on recognized stock exchanges or prices declared by the Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and held-for-trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association/Financial Benchmark India Private Limited.

The Bank computes the market value of unquoted non-government fixed income securities, including Pass Through Certificates, wherever linked to the yield-to-maturity rates, with a mark-up, reflecting associated credit risk, over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank values the securities receipts at the net asset value provided by asset reconstruction companies.

The Bank computes the market value of its securities, under the available-for-sale and held-for-trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans is aggregated for each category. Net appreciation in each category under each investment classification, if any, is ignored, as it is unrealized while net depreciation is provided for. Depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Non performing investments are identified based on the Reserve Bank of India guidelines.

The Bank accounts for repurchase, reverse repurchase and transactions with Reserve Bank of India under Liquidity Adjustment Facility as borrowing and lending transactions in accordance with the Reserve Bank of India guidelines. As per the Reserve Bank of India guidelines, the Bank follows the trade date method of accounting for the purchase and sale of investments, except for government of India and state government securities, for which the settlement date method of accounting is followed.

Provisions/Write-offs on Loans and Other Credit Facilities

Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets at rates prescribed by the Reserve Bank of India. The Bank held specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provision on certain performing loans as per the direction of the Reserve Bank of India, including the Reserve Bank of India direction for provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by the Reserve Bank of India guidelines. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the host country. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. For loans booked in overseas branches, which are non-performing loans as per the extant Reserve Bank of India guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant Reserve Bank of India guidelines. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately.

The diminution in the fair value of a restructured loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. A restructured loan, which is classified as a standard restructured loan, is subject to higher standard asset provisioning and higher risk weight for capital adequacy purposes than non-restructured standard loans up to the period specified in the guidelines. The specified period is a period of one year from the commencement of the first payment of interest or principal whichever is later on the credit facility with the longest moratorium as per the restructuring package during which payment performance is monitored. The loan continues to be classified as restructured until it reverts to the normal level of standard asset provisions/risk weights for capital adequacy purposes, which is a period of one year after the end of the specified period. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects and which are delayed up to a specified period) by re-scheduling principal repayments and/or the interest has been classified as non-performing and in addition to the provision for the diminution in fair value of the restructured loans, loan loss provision as applicable to non-performing loans for all loans availed by these borrowers is made. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines. Banks are required to disclose the aggregate fund-based credit facilities of borrowers whose loans were restructured.

The Bank also creates general provisions on performing loans based on the guidelines issued by the Reserve Bank of India including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposure to step-down subsidiaries of Indian companies and provision incremental exposure to borrowers identified as per Reserve Bank of India’s large exposure framework. For performing loans in overseas branches, the general provision is made at higher of host country regulations requirement and the Reserve Bank of India requirement.

Additionally, the Bank creates provisions on individual country exposures including indirect country risk (other than for home country exposure). The countries are categorized into seven risk categories: insignificant, low, moderately low, moderate, moderately high, high and very high and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required for such country exposure.

The Bank may create floating provision for the year as per Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision is netted-off from loans.

Transfer and Servicing of Assets

In accordance with Reserve Bank of India guidelines, the Bank sells non-performing/special mention account-2 loans to securitization company/reconstruction company in lien of security receipts. The Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

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

Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on receipt of intimation and unit-linked policies are accounted when the associated units are cancelled. Reinsurance claims are accounted in the period in which the claim is intimated.

Income from unit-linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the unit-linked funds in accordance with terms and conditions of policies issued and are recognized when due.

Acquisition costs are costs that vary with and are primarily related to the acquisition of insurance contracts. It consists of costs like commission, stamp duty, policy issuance, employee cost and other related costs pertaining to the acquisition of insurance contracts. These costs are expensed in the period in which they are incurred.

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

Unclaimed amount of policyholders’ liability is determined on the basis of net asset value of the units outstanding as at the valuation date. Income on unclaimed amount of policyholders is accreted to the unclaimed fund and is accounted for on an accrual basis, net of fund management charges.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 144.2 billion at year-end fiscal 2019, as compared to Rs. 127.8 billion at year-end fiscal 2018. Out of the total Level 3 investments, investments amounting to Rs. 141.3 billion were India-linked and investments amounting to Rs. 2.9 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 137.3 billion, corporate bonds of Rs. 2.3 billion, preference shares of Rs. 1.6 billion and equity shares of Rs. 0.1 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 2.6 billion and equity shares of Rs. 0.3 billion at year-end fiscal 2019.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 2.3 billion is valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

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

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 2.6 billion determined using an internal model.

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

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases” (ASU 2016-02), an Update to Topic 842 - Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The amendments in this Update require lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use asset based on the present value of lease payments and both quantitative as well as qualitative disclosures regarding key information about leasing arrangements. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018, with an option to early adopt. This Update will be applicable for the Group from fiscal 2020. As the Group follows Indian GAAP for computation of capital adequacy, this update will not have any impact on the Group’s capital adequacy. The Group does not expect any material impact on its net income and net worth reconciliation between Indian GAAP and U.S. GAAP on adoption of this statement.

Goodwill

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, “Intangibles- Simplifying the test for goodwill impairment” (ASU 2017-04), an Update to Topic 350- Intangibles- Goodwill and other. The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. ASU 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. This Update will be applicable for the Group from fiscal 2021 onwards, and the Group does not plan to early adopt this Update. The impact of ASU will depend upon the performance of the reporting units and market conditions impacting the fair value of the reporting units in the future.

Non-refundable fees and other costs

In March 2017, the FASB issued Accounting Standards Update No. 2017-08, “Premium amortization on purchased callable debt securities” (ASU 2017-08), an Update to Topic 310- Receivables- Non-refundable fees and other costs. The amendments in this Update would change the accounting for callable debt securities purchased at a premium to require amortization of the premium to the earliest call date rather than to the maturity date. Accounting for callable debt securities purchased at a discount is not proposed to change and the discount would continue to amortize to the maturity date. ASU 2017-08 is effective for interim and annual reporting periods beginning after December 15, 2018. This Update will be applicable for the Group from fiscal 2020. The Group does not expect any significant impact on its net income reconciliation on adoption of this statement.

Hedge accounting

In August 2017, the FASB issued Accounting Standards Update No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an Update to Topic 815-Derivatives and Hedging. The amendments in this Update align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The amendments in this Update also make certain targeted improvements to simplify the application of hedge accounting guidance and ease the administrative burden of hedge documentation requirements and assessing hedge effectiveness. ASU 2017-12 is effective for interim and annual reporting periods beginning after December 15, 2018. This Update will be applicable for the Group from fiscal 2020. The standard will not have any material impact on our existing hedging relationships. We believe that going forward, the amendments will primarily simplify the hedge accounting of fair value hedges of interest rate risk for our financial liabilities.

Convergence of Indian accounting standards with International Financial Reporting Standards

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India has issued Ind AS (a revised set of accounting standards) which largely converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. For banking companies, the implementation of Ind AS was to begin from April 1, 2018. In April 2018, the Reserve Bank of India deferred the implementation of Ind AS for banking companies by one year. Further, in March 2019, the Reserve Bank of India deferred the implementation of Ind AS for banking companies till further notice, as the recommended legislative amendments were under the consideration of the Government of India. Our four non-banking financial Group companies have reported their standalone financial statements based on Ind AS during fiscal 2019, however our consolidated financial statements contain their financial statements based on Indian GAAP. Financial statements prepared under standards different from existing GAAP may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, amortization of premium/discount on purchase of financial assets, consolidation accounting, employee stock options and deferred taxes.

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity.

Under Indian GAAP, loans are measured at cost, net of provision. Investments are accounted for in accordance with the extant Reserve Bank of India guidelines on investment classification and valuation which require all investments to be classified as ‘held-to-maturity’, ‘available-for-sale’ and ‘held-for-trading’. According to the current guidelines, net loss in the available-for-sale and held for trading classifications is computed category-wise and recognized in the profit and loss account while net gains are ignored. As per Ind AS 109, all financial assets will have to be classified at ‘amortized cost’, ‘fair value through other comprehensive income’ or ‘fair value through profit and loss’. The above classification would be based on the business model test and the contractual cash flow test. All unrealized gains or losses for financial assets classified at fair value through other comprehensive income would be accounted for in the other comprehensive income and on assets at fair value through the profit and loss in the profit and loss account. For the Bank, based on the assessment so far, the loans are likely to primarily qualify for amortized cost accounting, except for certain loans which are originated by the Bank with an intention to sell. A significant portion of the government bonds held by the Bank as ‘held-to-maturity’ under Indian GAAP may need to be classified in ‘fair value through other comprehensive income’ category under Ind AS because of their business model of both – hold to collect contractual cash flows, as well as selling these bonds to meet liquidity and other risk management requirements.

Accordingly, the unrealized gains or losses on these investments would be accounted for in the other comprehensive income under Ind AS.

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. The Bank holds specific provisions against non-performing assets and general provision against performing assets. Non-performing assets are further classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India and provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant Reserve Bank of India guidelines. See also “Business—Classification of Loans”. Ind AS 109 requires entities to recognize and measure a credit loss allowance or provision based on an expected credit loss model. The expected credit loss impairment model would apply to loans and debt securities measured at amortized cost or at fair value through other comprehensive income. The model is also intended to apply to outstanding non-fund facilities, undrawn fund/non-fund commitments and lease receivables. The impairment and expected credit loss requirements under Ind AS represent the most significant area of difference with the Indian GAAP and introduces substantial requirements of management judgment, estimates and assumptions in many areas, like significant increase in credit risk, expected life of financial instruments, computation of one-year and lifetime expected credit losses (ECL) and incorporation of forward looking estimates in the expected credit losses model. While Ind AS 109 does not prescribe a specific method for estimating expected credit loss, the Bank proposes to apply two broad approaches for estimating expected credit loss. For a majority of the Bank’s portfolios (corporate and retail loans) expected credit loss estimation will be done based on risk estimates such as Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), building on the internal ratings-based approach as introduced under the Basel framework. For certain smaller portfolios, roll-rate based approaches will be employed which involve the assessment of flow of exposure across various days past due (DPD) based buckets. The Bank is currently finalizing these assumptions and methodologies and developing models, as well as discussing with industry participants and the Indian regulator about the possible approaches to computation of expected credit losses.

Under Indian GAAP, origination fees and costs for financial instruments, including commissions paid to direct marketing agents, are accounted for upfront. Also, under Indian GAAP, the premium on purchase of certain investment securities is amortized, while the discount is recognized on maturity/sale of the instrument. Under Ind AS 109, origination fees (net of certain costs) and all other premiums/discounts will be amortized over the period of the financial instrument as an adjustment to the yield.

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

Under Indian GAAP, the Bank follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. Ind AS 102 - Share-based Payment, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Under Indian GAAP, deferred tax assets and liabilities are recognized by considering the impact of timing differences (income approach) between the taxable income and accounting income for current year and carry forward losses as compared to Ind AS where, deferred tax assets and liabilities are recognized in respect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purpose and amount used for taxation purposes.

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

Management

Directors and Executive Officers

Our board of directors is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by shareholders in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. The Reserve Bank of India in November 2016 has broadened the fields of specialization to include information technology, payment & settlement systems, human resources, risk management and business management. All of our directors possess special knowledge in one or more of the areas specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the government director and the debenture director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and placed at the board meeting held in May 2019, applicable Reserve Bank of India guidelines and circulars and legal advice. The Companies Act excludes the government director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India and to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee/Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a debenture director on our Board of Directors.

Of our 12 directors at July 30, 2019, three directors are in our whole-time employment or executive directors, one is a government director and the remaining eight directors are independent directors. The eight independent directors include corporate executives, retired corporate executives, advisors and chartered accountants. Of the eight independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry. The board of directors of the Bank has appointed Mr. Sandeep Batra as a whole-time director (designated as executive director) subject to the approval of the Reserve Bank of India. On approval from the Reserve Bank of India, the total strength of the Board would increase to 13 with four directors in our whole-time employment or executive directors.

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

The Board of Directors at its meeting held on June 18, 2018 had appointed Mr. Sandeep Bakhshi as wholetime director and Chief Operating Officer. The Reserve Bank of India had through its letter dated July 31, 2018 approved his appointment as wholetime director designated as Chief Operating Officer of the Bank effective July 31, 2018 till July 30,2021. The Shareholders at the annual general meeting held on September 12, 2018 approved his appointment for a period of five years effective from date of RBI approval. The Board of Directors at its meeting held on October 4, 2018 appointed Mr. Sandeep Bakhshi as the Managing Director and CEO of the Bank for a period of five years until October 3, 2023. The Reserve Bank of India through its letter dated October 15, 2018 has approved his appointment as Managing Director and CEO of the Bank for a period of three years with effect from October 15, 2018. The appointment is subject to the approval of shareholders at the forthcoming annual general meeting of the Bank scheduled in August, 2019.

The Board of Directors at its meeting held on November 16, 2015 appointed Ms. Vishakha Mulye as Executive Director for a period of five years effective from the date of receipt of the Reserve Bank of India approval. Pursuant to approval granted by the Reserve Bank of India, Ms. Vishakha Mulye was appointed as an Executive Director on the Board of the Bank effective January 19, 2016 for a period of three years. The Reserve Bank of India through its letter dated January 15, 2019 has approved her re-appointment as Executive Director of the Bank for a period of two years from January 19, 2019 to January 18, 2021. The shareholders through postal ballot on April 22, 2016 approved the appointment of Ms. Vishakha Mulye for a period of five years effective January 19, 2016 up to January 18, 2021.

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

The Board, appointed Mr. Hari L. Mundra, Ms. Rama Bijapurkar, Mr. B. Sriram and Mr. S. Madhavan as additional and independent directors effective from October 26, 2018, January 14, 2019, January 14, 2019 and April 14, 2019 respectively. Their appointments are subject to the approval of our shareholders. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank scheduled in August 2019.

Mr. M. D. Mallya, independent director, tendered his resignation due to health reasons which was accepted by the Board. Accordingly, Mr. M. D Mallya ceased to be a director effective October 4, 2018.

The Board of Directors at its Meeting held on October 4, 2018 accepted the request of Ms. Chanda Kochhar to seek early retirement from the Bank with immediate effect. However, the Board at its meeting held on January 30, 2019 reconsidered her separation from the Bank and regarded the same as ‘Termination for Cause’, having effect from the close of business hours of the Board Meeting on January 30, 2019 after considering the enquiry report of the Honorable Mr. Justice (Retd.) B.N. Srikrishna. See also “Risk Factors—Risks Relating to Our Business—The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.”

Mr. Lalit Kumar Chandel, Economic Adviser, Government of India, Ministry of Finance, Department of Financial Services, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Mr. Lok Ranjan, with effect from December 4, 2018.

Pursuant to completion of their primary tenure under the Companies Act, 2013, Mr. Dileep Choksi and Mr. V. K. Sharma, ceased to be directors effective close of business hours on March 31, 2019.

Mr. Vijay Chandok, Executive Director, tendered his resignation and ceased to be a director of the Bank effective close of business hours on May 6, 2019 pursuant to his appointment as Managing Director and CEO of ICICI Securities Limited.

The Board of Directors at its Meeting held on May 6, 2019 approved the appointment of Mr. Sandeep Batra as an Executive Director for a period of five years effective May 7, 2019 or the date of approval by the Reserve Bank of India, whichever is later. The appointment is also subject to the approval of shareholders which will be sought at the forthcoming annual general meeting scheduled in August 2019.

Our Board of Directors had the following members at July 30, 2019

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 30, 2019
Mr. Girish Chandra Chaturvedi[1] Independent Non-Executive Director Profession: Advisor	66	July 1, 2018 (appointed as part-time Chairman effective July 17, 2018)	Director Infrastructure Leasing and Financial Services Limited Chairman IL&FS Energy Development Company Limited
Ms. Rama Bijapurkar Independent Non-Executive Director Profession: Advisor	62	January 14, 2019

Director

Mahindra and Mahindra Financial Services limited

Emami limited

Nestle India limited

National Payments Corporation Limited

VST Industries Limited

Chairperson

People Research on India’s Consumer Economy

Mr. Uday M. Chitale Independent Non-Executive Director Profession: Advisor	69	January 17, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Lombard General Insurance Company Limited

ICICI Prudential Pension Fund Management Company Limited

India Infradebt Limited

Indian Council for Dispute Resolution

Ms. Neelam Dhawan Independent Non-Executive Director Profession: Advisor	59	January 12, 2018	Director Yatra Online Inc Head- India Advisory Board IBM Member - Supervisory Board Royal Philips N.V.
Mr. S. Madhavan Independent Non-Executive Director Profession: Advisor	62	April 14, 2019

Director

UFO Moviez India Limited

Glaxosmithkline Consumer Health Care Limited

Transport Corporation of India Limited

HCL Technologies Limited

CBIX Technology Solutions Private Limited

Shopkhoj Content Private Limited

Scrabble Entertainment Limited

Mr. Hari L. Mundra Independent Non-Executive Director Profession: Advisor	69	October 26, 2018	Director Allcargo Logistics Limited Tata Autocomp Systems Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 30, 2019
Mr. Radhakrishnan Nair Independent Non-Executive Director Profession: Advisor	64	May 2, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Securities Primary Dealership Limited

Touchstone Regulatory Advisors Private Limited

ICICI Prudential Life Insurance Company Limited

Inditrade Microfinance Limited

Geojit Financial Services Limited

JRG Fincorp Limited

Inditrade Housing Finance Limited

Geojit Credits Private Limited

Mr. B. Sriram Independent Non-Executive Director Profession: Advisor	60	January 14, 2019	-
Mr. Lalit Kumar Chandel Profession: Government Service	52	December 4, 2018	Director Oriental Insurance Company Limited
Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	59	October 15, 2018	-
Ms. Vishakha Mulye Executive Director Profession: Company Executive	50	January 19, 2016	Chairperson ICICI Bank Canada Director ICICI Lombard General Insurance Company Limited
Mr. Anup Bagchi Executive Director Profession: Company Executive	48	February 1, 2017

Chairman

ICICI Home Finance Company Limited

Director

ICICI Prudential Asset Management Company Limited

ICICI Prudential Life Insurance Company Limited

ICICI Securities Limited
Comm Trade Services Limited

Mr. Sandeep Batra Executive Director[2] Profession: Company Executive	53	May 7, 2019 or the date of approval of his appointment by RBI

Director

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Prudential Asset Management Company Limited

ICICI Venture Funds Management Company Limited

ICICI Bank UK PLC

Cheryl Advisory Private Limited

1. Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective Boards of Infrastructure Leasing and Financial Services Limited and Infrastructure Leasing and Financial Services Limited Energy Development Company Limited appointed Mr. G. C. Chaturvedi as the Director and as Chairman of Infrastructure Leasing and Financial Services Limited Energy Development Company Limited.

2. Subject to approval of the Reserve Bank of India

Our executive officers at June 30, 2019, who received executive remuneration in fiscal 2019, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2019 (in Rupees)(1)	Bonus Paid in Fiscal 2019 (in Rupees)(2)	Stock Options Granted during Fiscal 2018(3)	Stock Options Granted during Fiscal 2019(3)	Total Stock Options Granted through March 31, 2019	Total Stock Options Outstanding at March 31, 2019	Shareholdings at March 31, 2019(4)
Mr. Sandeep Bakhshi (6)	59	Managing Director and CEO	36	49,055,976	-	-	-	7,761,450	6,733,250	524,505
Ms. Vishakha Mulye	50	Executive Director	26	52,148,124	-	753,500	-	5,554,863	3,762,000	1,037,487
Mr. Vijay Chandok	51	Executive Director	28	47,286,333	-	753,500	-	6,908,550	5,792,250	-
Mr. Anup Bagchi	48	Executive Director	27	45,892,717	-	753,500	-	4,896,925	3,734,500	-
Mr. Sandeep Batra…(7)	53	Executive Director (Designate)	31	26,813,450	-	-	-	3,280,050	2,229,050	30,000
Mr. Rakesh Jha	47	CFO	23	33,166,531	11,518,203	365,750	346,500	4,775,375	3,738,800	78,850

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2019 and excludes bonus. Remuneration paid to former wholetime directors which is not included in the above table is as given below:

a)	Ms. Chanda Kochhar was with the Bank till October 4, 2018. Total remuneration paid in fiscal 2019 was Rs. 75,426,380. This includes the amount pertaining to full and final settlement given to Ms. Chanda Kochhar in October 2018.

b)	Mr. N.S. Kannan was with the Bank till June 18, 2018. Total remuneration paid during fiscal 2019 was Rs. 12,544,345.

(2)	Represents amounts paid during fiscal 2019. For Executive Directors, the variable pay is paid after approvals are received from the Reserve Bank of India.

(3)	Excludes options pertaining to Executive Directors for which approval from the Reserve Bank of India is pending.

(4)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. The Bank granted these stock options to its executive officers at no cost. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(5)	Executive officers and directors (including non-executive directors) as a group held about 0.03% of the Bank’s equity shares as at March 31, 2019.

(6)	Mr. Sandeep Bakhshi assumed office as Chief Operating Officer (Designate) effective June 19, 2018.

(7)	Mr. Sandeep Batra assumed office as President effective July 12, 2018 and was appointed as Executive Director (Designate) by the Board of Directors on May 6, 2019 subject to approval of the Reserve Bank of India.

Mr. Sandeep Bakhshi completed his management studies from Xavier School of Management (XLRI) in Jamshedpur. He has been with the ICICI Group for 32 years and has handled various assignments in erstwhile ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance. The Board at its Meeting held on June 18, 2018 had appointed Mr. Sandeep Bakhshi as Wholetime Director and Chief Operating Officer, subject to approval of the Reserve Bank of India. The Reserve Bank of India through its letter dated July 31, 2018 approved his appointment as Wholetime Director designated as Chief Operating Officer of the Bank effective July 31, 2018. The shareholders approved the appointment of Mr. Bakhshi as a Wholetime Director designated as Chief Operating Officer of the Bank for a period of five years up to July 30, 2023. The Board at its Meeting held on October 4, 2018 appointed Mr. Bakhshi as Managing Director and CEO, subject to regulatory and other approvals. The Reserve Bank of India through its letter dated October 15, 2018 has approved the appointment of Mr. Sandeep Bakhshi as Managing Director and CEO of the Bank for a period of three years with effect from October 15, 2018.

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

Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in the areas of retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and is responsible for retail and rural and inclusive banking.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined the ICICI Group in 2000 in ICICI Prudential Life Insurance Company Limited and worked with the company as Chief Financial Officer until 2006. From November 2006 to December 2013, he was Group Compliance Officer of the Bank. From January 2014, he was an Executive Director of ICICI Prudential Life Insurance Company Limited. The Bank appointed him as President - Corporate Centre effective July 12, 2018. His responsibilities include secretarial, corporate communications, operations and corporate branding and government and strategic relations. The compliance, internal audit and risk management functions have administrative reporting to Mr. Sandeep Batra. The Board of Directors of ICICI Bank Limited at its meeting held on May 6, 2019 has approved the appointment of Mr. Sandeep Batra, as Executive Director of the Bank subject to regulatory approvals for a period of five years effective May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later.

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

Our Board’s role, functions, responsibility and accountability are clearly defined. In addition to its primary role of monitoring corporate performance, the functions of our Board include:

approving corporate philosophy and mission;

participating in the formulation of strategic and business plans;

reviewing and approving financial plans and budgets;

monitoring corporate performance against strategic and business plans, including overseeing operations;

ensuring ethical behavior and compliance with laws and regulations;

reviewing and approving borrowing limits;

formulating exposure limits; and

keeping shareholders informed regarding plans, strategies and performance.

To enable our Board of Directors to discharge these responsibilities effectively, executive management provides detailed reports on its performance to the Board on a quarterly basis.

Our Board functions either as a full board or through various committees constituted to oversee specific operational areas. These Board committees meet regularly. The quorum of the Board committees was increased from at least two members to at least three members with effect from June 30, 2019. In case any member of the Committee is unable to attend the meeting where two members are participating, any independent director may attend the meeting to fulfil the requirement of three members. The constitution and main functions of the various committees are given below.

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises three independent directors - Mr. Uday M. Chitale, Mr. S. Madhavan and Mr. Radhakrishnan Nair. The Audit Committee is chaired by Mr. Uday M.

Chitale, an independent Director. Mr. Uday M. Chitale and Mr. S. Madhavan are chartered accountants and qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, utilisation of loans and/ or advances from/investment by the Bank in its subsidiaries, review of functioning of the Whistle Blower Policy, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises four independent directors - Ms. Neelam Dhawan, Mr. Girish Chandra Chaturvedi, Ms. Rama Bijapurkar and Mr. B. Sriram. Ms. Neelam Dhawan, an independent Director, is the Chairperson of the Committee.

The functions of the Committee include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/independent directors and the Board and to extend or continue the term of appointment of independent directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors and senior management personnel. Recommending commission and fee payable to non-executive directors subject to applicable regulations, approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme (ESOS) and decide on the grant of stock options to employees and wholetime directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors - Mr. Radhakrishnan Nair, Ms. Rama Bijapurkar, Mr. Uday Chitale and Mr. Anup Bagchi. Mr. Radhakrishnan Nair, an independent Director, is the Chairman of the Committee.

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

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four Directors - Mr. Sandeep Bakhshi, Mr. Girish Chandra Chaturvedi, Mr. Hari L. Mundra and Ms. Vishakha Mulye. Mr. Sandeep Bakhshi, Managing Director & CEO is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises five directors - Mr. S. Madhavan, Ms. Neelam Dhawan, Mr. Radhakrishnan Nair, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Mr. S. Madhavan, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises five directors - Mr. S. Madhavan, Ms. Neelam Dhawan, Mr. Radhakrishnan Nair, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Mr. S. Madhavan, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and apprising the top management of the Bank and the Reserve Bank of India on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises four directors – Mr. B. Sriram, Ms. Neelam Dhawan, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Mr. B. Sriram, an independent Director, is the Chairman of the Committee.

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

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises two directors - Mr. B. Sriram and Mr. S. Madhavan. Mr. B. Sriram, an independent Director, is the Chairman of the Committee. Mr. Sandeep Batra will be inducted as a member of the Risk Committee from the date of approval of his appointment as Executive Director by the Reserve Bank of India.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks and business continuity plan and disaster recovery plan. The functions of the Committee also include review of the Enterprise Risk Management framework, risk appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk return profile of the Bank, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee also has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out Cyber Security risk assessment.

Stakeholders Relationship Committee

As of the date of filing this annual report, the Stakeholders’ Relationship Committee comprises three directors - Mr. Hari L. Mundra, Mr. Uday M. Chitale and Mr. Anup Bagchi. Mr. Hari L. Mundra, an independent Director, is the Chairman of the Committee.

The functions of the Committee include approval and rejection of transfer or transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Review Committee for Identification of Willful Defaulters/Non Co-operative Borrowers

The Managing Director and CEO is the Chairman of this Committee and any two independent directors comprise the remaining members.

The function of the Committee is to review the order of the Committee for identification of wilful defaulters/non co-operative borrowers (a Committee comprising wholetime directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non co-operative borrower) and confirm the same for the order to be considered final.

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

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2018 and fiscal 2019 and the fees for other professional services billed in fiscal 2018 and fiscal 2019 are as follows:

	Year ended March 31,
	2018		2019		2019
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	300	Rs.	306	US$	4,426
Audit-related services
Opinion on non-statutory accounts		23		8		110
Others		34		25		355
Sub-total		357		339		4,891
Non-audit services
Tax compliance		1		1		15
Sub-total		1		1		15
Total	Rs.	358	Rs.	340	US$	4,906

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2019 and fees for other professional services billed in fiscal 2019. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 12) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act notified effective April 1, 2014 as amended from time to time, has defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria inter-alia includes that a director in order to be independent should not have any pecuniary relationship, other than remuneration as such director or having transaction not exceeding ten percent of his/her total income with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. The criteria also stipulate restrictions on the nature of transaction that a relative of a director can have with the Company, its holding, subsidiary or associate company or their promoters or directors for determination of independence as a director. Exemptions have been prescribed for certain transactions, which may be in the ordinary course of business and at arm’s length. As per the Companies Act, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant independence criteria. In classifying our directors as independent, we have relied on the declarations provided by the directors as prescribed under the Companies Act and placed at the board meeting held in May 2019, applicable Reserve Bank of India guidelines and circulars and legal advice obtained in this regard. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

The Companies Act requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. The independent directors met on May 6, 2019 to carry out these reviews. Prior to this, the independent directors had met separately to carry out similar reviews before at the Board meeting held on May 7, 2018.

Board Governance, Remuneration & Nomination Committee and Audit Committee

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2018. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each of our non-executive directors, except our government Director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board and Audit Committee and Rs. 50,000 as sitting fee for each meeting of any other Committee. The Reserve Bank of India has permitted the payment of profit-related commission up to Rs. 1,000,000 per annum for non-executive directors (other than non-executive part-time Chairman). Pursuant to the above, our shareholders have approved guidelines in fiscal 2016 for the payment of profit-related commission to non-executive directors (other than Government Nominee Director). In addition, we reimburse our directors for travel and related expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive Directors other than the remuneration for attending each meeting of our Board or of a Board committee and profit related commission to the non-executive Directors (other than the Chairman). Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office. The Reserve Bank of India has approved a remuneration of Rs. 3,500,000 per annum for the non-executive chairman.

Our Board or a Committee thereof may fix, the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to our executive directors.

In addition to the basic salary and supplementary allowance, our executive directors are entitled to certain perquisites (evaluated pursuant to Indian Income-Tax rules wherever applicable and otherwise at actual cost to the Bank), including the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, medical reimbursement, leave and leave travel concession, education benefits, staff home loans, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time.

There are no service contracts with our executive directors providing for benefits upon termination of their employment.

The total compensation paid by the Bank to its executive directors and executive officers during fiscal 2019 was Rs. 354 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of the Bank’s performance and individual performance. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2019 was Rs. 8.8 billion. This amount was paid in fiscal 2020, excluding the payment of bonuses to executive directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

The Bank has an Employee Stock Option Scheme to encourage and retain high-performing employees and directors. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares of the Bank at the time of the grant of stock options could be allocated under the employee stock option scheme. As on March 31, 2019, this 10% limit was equivalent to 645 million shares, of which the Bank has granted about 499 million options under the Employee Stock Option Scheme. Employees and Directors of the Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on the first, second and third anniversaries of the grant date respectively, except as follows:

•	For the 275,000 options granted in April 2014, 50% vested on April 30, 2017 and 50% vested on April 30, 2018.

•	For the options granted in September 2015, 50% vested on April 30, 2018 and the balance of 50% vested on April 30, 2019.

•	300,000 options granted in January 2018, would vest to the extent of 100% at the end of four years from the date of grant.

•	188,000 options granted in May 2018, 50% would vest on May 7, 2021 and the balance of 50% would vest on May 7, 2022. The unvested options would lapse upon termination of employment due to retirement.

Options granted prior to April 1, 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting on each of the first four anniversaries of the grant date, except as follows:

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

Pursuant to the approval of shareholders in June 2017, the exercise period is such period not exceeding ten years from the date of vesting of options as may be determined by the Board of Governance, Remuneration & Nomination Committee for each grant. In September 2018, the shareholders approved the change in exercise period as such period not exceeding five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant with effect from May 2018.

The following table sets forth certain information regarding the stock option grants made to employees under the Employee Stock Option Scheme as of March 31, 2019. The Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options summary of the Bank at March 31, 2019.

Particulars	ICICI Bank
Options granted (net of lapsed)(1)		499,242,022
Options vested		447,996,160
Options exercised		269,686,248
Options forfeited/lapsed		102,065,542
Extinguishment or modification of options		-
Amount realized by exercise of options	Rs.	23,856,003,155
Total number of options in force		229,555,774
Weighted average exercise price of options in force	Rs.	234.80

(1)	The above table excludes options pertaining to wholetime directors pending for approval from the Reserve bank of India.

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has a Employees Stock Option Scheme (2005). The aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted shall not exceed 2.64% of the number of shares of ICICI Prudential Life Insurance Company issued as on March 31, 2016. The maximum number of options granted to any Eligible Employee in a financial year shall not exceed 0.1% of the issued shares of the company at the time of grant of options. ICICI Prudential Life Insurance Company had 7,723,317 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2019.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of the issued capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had granted options on July 17, 2018. ICICI Lombard General Insurance Company had 2,645,500 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2019.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2019, outstanding loans to the Bank’s employees totaled Rs. 8.4 billion compared to Rs. 8.8 billion at year-end fiscal 2018. This amount included loans to certain executive directors amounting to Rs. 204 million at year-ended fiscal 2019 compared to Rs.

142 million at year-end fiscal 2018, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2019 based on its audited financial statements was Rs. 9,894 million compared to Rs. 9,025 million at year-end fiscal 2018.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 3,618 million at year-end fiscal 2019 compared to Rs. 3,337 million at year-end fiscal 2018.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2019, based on their audited financial statements, amount to Rs. 2,858 million and Rs. 25,743 million respectively, as compared to Rs. 3,103 million and Rs. 22,414 million, respectively, for fiscal 2018.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2019 was Rs. 15,242 million compared to Rs. 16,051 million at year-end fiscal 2018.

National Pension Scheme

National Pension Scheme (NPS) is a voluntary, defined contribution retirement savings scheme. The Bank contributes 10% of basic salary to NPS for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority (PFRDA) and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a PFRDA empaneled life insurance company. The Bank has contributed Rs. 95 million for the year-end fiscal 2019 (year-end fiscal 2018: Rs. 77 million) to NPS for employees who had opted for the scheme.

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

The Reserve Bank of India issued guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. The Reserve Bank of India can issue directions to banking companies on the resolution of stressed assets when required. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on us, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2019, there were 147 scheduled commercial banks in the country, with a network of 141,756 branches serving approximately Rs. 125.6 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 62.9% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India, 18 nationalized banks and 53 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 88,434 branches, and accounted for 58.8% of the outstanding gross bank credit and 63.1% of the aggregate deposits of scheduled commercial banks at March 31, 2019. The State Bank of India is the largest bank in India in terms of total assets. In one of the largest consolidations in the Indian banking industry, the State Bank of India merged its five associate banks and the Bharatiya Mahila Bank effective from April 1, 2017. In September 2018, the Government of India announced the amalgamation of three public sector banks, Bank of Baroda, Vijaya Bank and Dena Bank. The merger was effective from April 1, 2019.

Regional rural banks were established from 1976 to 1987 by the Indian central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. At March 31, 2019, there were 53 regional rural banks and they had 21,873 branches, and accounted for 3.4% of aggregate deposits and 2.9% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of new private sector banks, including us. At March 31, 2019, there were a total of 22 private sector banks including the latest licensed IDFC Limited (renamed as IDFC First Bank Limited in fiscal 2019) and Bandhan Financial Services Private Limited that began operations in fiscal 2016. In fiscal 2019, the ownership of a public sector bank, IDBI Bank, was acquired by Life Insurance Corporation of India, following which the bank was reclassified as a private sector bank by the Reserve Bank of India. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and to 11 payments banks in the private sector. Ten small finance banks and seven payments banks have begun operations and three payments banks licensees have surrendered their licenses. Recently, a payment bank that had begun operations voluntarily decided to wind up its operations. See also “—Structural Reforms—Differentiated Licenses”. In the monetary policy statement announced in June 2019, the Reserve Bank of India has proposed to issue draft guidelines for on-tap licensing of small finance banks.

At March 31, 2019, private sector banks, including the small finance banks, accounted for approximately 29.0% of aggregate deposits and 34.2% of gross bank credit outstanding of the scheduled commercial banks. Their network of 31,154 branches accounted for 22.0% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

There were 46 foreign banks operating in India in fiscal 2019. At March 31, 2019, foreign banks had 295 branches and accounted for 4.5% of aggregate deposits and 4.1% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company, investment banking, securities broking, insurance and asset management subsidiaries or joint ventures for both corporate and retail lending.

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

In July 2012, the Reserve Bank of India revised priority sector lending norms and mandated foreign banks with 20 branches or more in India to meet priority sector lending norms as prescribed for domestic banks. In April 2015, revised priority sector lending guidelines were issued by the Reserve Bank of India, and require foreign banks with less than 20 branches to also meet priority sector lending norms in a phased manner by fiscal 2020. Further, from fiscal 2019, foreign banks with 20 branches or above were also required to meet the priority sector lending sub-targets towards small and marginal farmers and micro enterprises.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India announced in fiscal 2000 that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005. The long-term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies. Indian companies also issue bonds to institutional and retail investors.

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

With a view to strengthen the capital structure of co-operative banks, the Reserve Bank of India announced a minimum capital adequacy requirement of 9.0% for state and central co-operative banks in January 2014 to be achieved in a phased manner over a period of three years. The guidelines prescribe a minimum capital adequacy ratio of 7.0% by March 31, 2015 and 9.0% with effect from March 31, 2017. Co-operative banks have also been allowed to issue long-term deposits and perpetual debt instruments in order to be able to meet the prescribed capital adequacy requirements. Further, with a view to provide an additional window for liquidity management over and above the Reserve Bank of India’s liquidity adjustment facility, from August 2018 the marginal standing facility was extended to scheduled urban cooperative banks and state cooperative banks which are core banking system enabled and have a capital adequacy ratio of at least 9.0%.

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

Non-Banking Finance Companies

There were 9,659 non-banking finance companies in India at March 31, 2019, mostly in the private sector. Of these, 88 were deposit-taking non-banking finance companies, and the rest were non-deposit taking entities. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into eight categories—asset finance companies, loan companies, investment companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors and core investment companies. The Reserve Bank of India introduced a new type of non-banking finance company, account aggregators, in fiscal 2017 which will consolidate, organize and present financial information pertaining to a customer either to the customer or to any other person as instructed by the customer. They cannot offer any financial services or support financial transactions. To allow greater operational flexibility, in fiscal 2019, the Reserve Bank of India decided to harmonise three different categories of non-banking financial companies into one. Accordingly, asset finance companies, loan companies and investment companies were combined into a single category of investment and credit company.

At March 31, 2019, the asset base of deposit taking non-banking financial companies and non-deposit taking systemically important non-banking financial companies combined was Rs. 20.6 trillion, with a net credit outstanding of Rs. 18.6 trillion and borrowings of Rs. 19.6 trillion.

ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a housing finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In November 2011, the Reserve Bank of India issued guidelines on the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with other domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 42.3% in this company.

The Reserve Bank of India issues guidelines with regard to lending, exposure, provisioning requirements and restructuring of loans for the various categories of non-banking finance companies. In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. In March 2015, the Reserve Bank of India issued the final regulatory framework for non-banking finance companies in line with the recommendations of the working group. Some key recommendations include a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier 1 capital of 12.0%, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. Deposit accepting non-banking finance companies should have a minimum investment grade rating to accept public deposits. In the event of a downgrade below investment grade, the company would have to stop accepting new deposits and cannot renew existing deposits. Further, deposit accepting non-banking finance companies had to achieve a minimum Tier 1 capital of 8.5% by March 31, 2016, and 10.0% by March 31, 2017. In February 2018, deposit accepting non-banking finance companies were also required to comply with the provisions under the Ombudsman Scheme for handling customer complaints. In April 2019, the requirement was extended to non-deposit accepting non-banking finance companies having customer interface and asset size of Rs. 1.0 billion and above.

In fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. As access to bond markets for these companies was constrained, bank lending to these companies increased, reflecting in the growth in bank credit to the sector. With a view to facilitate flow of credit and banking system support to the non-banking financial companies, the Reserve Bank of India announced several measures. This includes allowing rated exposures of banks to non-deposit taking systemically important non-banking financial companies to be risk-weighted as per the rating assigned by accredited rating agencies, similar to that for corporate borrowers, from the earlier requirement of a uniform risk weight of 100%; providing additional liquidity to public sector banks to the extent of their excess government securities holdings in order to enable purchase of high-rated pooled assets of financially sound non-banking financial companies; and frontloading the increase in the Facility to Avail Liquidity for Liquidity Coverage Ratio scheduled in August 2019 and December 2019 of an aggregate 1.0% of net demand and time liabilities to the extent of incremental outstanding credit to non-banking financial companies and housing finance companies over and above the outstanding as on June 5, 2019. The Government of India in its budget for fiscal 2019 has announced a partial credit guarantee for a limited period for purchases of loan portfolios by public sector banks from non-banking financial companies.

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

Non-banking finance companies raise money by issuing capital or debt securities including debentures, by way of public issue or private placement. Non-deposit-taking non-banking financial companies can issue perpetual debt instruments which are eligible for inclusion as Tier 1 capital to the extent of 15.0% of total Tier 1 capital at March 31 of the previous accounting year. Further, with regard to private placement of debentures by non-banking finance companies, the Reserve Bank of India issued guidelines in June 2013, which states that issue of debentures should necessarily be for deployment of funds on its own balance sheet, and not for facilitating resources for group companies. The guidelines also prescribe a minimum time gap of six months between two private placements, a limit on the number of investors to 49, and restrict non-banking finance companies from extending loans against the security of its own debentures.

In the past, the Reserve Bank of India has issued banking licenses to non-banking finance companies. In 2003, Kotak Mahindra Finance Limited was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. In April 2014, the Reserve Bank of India issued in-principle banking licenses to two non-banking finance companies, IDFC Limited (renamed as IDFC First Bank Limited in fiscal 2019) and Bandhan Financial Services Private Limited. Both began operations during fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 applicants for small finance banks, most of which are microfinance non-banking finance companies. The 10 small finance banks have begun operations. In July 2016, IDFC Bank acquired a microfinance company, making it the first acquisition of a microfinance company by a bank. In fiscal 2018, IndusInd Bank acquired Bharat Financial Inclusion Limited, a microfinance company.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-banking finance companies. As a result of the various incentives given by the Government of India for investing in the housing sector, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a leading provider of housing finance in India. In recent years, several other players, including banks, have entered the housing finance industry. We also have a housing finance subsidiary, ICICI Home Finance Company. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two major financial institutions instituted through acts of Parliament to improve the availability of housing finance in India. The National Housing Bank Act, 1987 provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme. The Government of India in its union budget for fiscal 2019 has announced that the Reserve Bank of India would be responsible for regulation of housing finance companies (presently regulated by the National Housing Bank). In June 2019, the National Housing Bank announced measures to strengthen the capital and leverage position of housing finance companies. The measures included an increase in the minimum tier 1 capital adequacy ratio requirement from 6.0% to 10.0%, increase in the minimum total capital adequacy ratio from 12.0% at March 31, 2019 to 15.0% by March 31, 2022 in a phased manner and reduction in the maximum leverage from 16 times to 12 times by March 2022 in a phased manner. The ceiling on deposits that can be mobilised has been reduced from five times to three times of net-owned funds.

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

State Level Financial Institutions

State financial corporations operate at the state level and form an integral part of the institutional financing system. State financial corporations were set up to finance and promote small and medium sized enterprises. The state financial institutions are expected to achieve balanced regional socioeconomic growth by generating employment opportunities and widening the ownership base of industry. At the state level, there are also state industrial development corporations, which provide finance primarily to medium-sized and large enterprises.

Insurance Companies

At March 31, 2019, there were 53 insurance companies in India, of which 24 were life insurance companies and 29 were general insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one in the public sector. Among the general insurance companies, 28 were in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) were in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial and infrastructure sectors. In the Union Budget for fiscal 2019, the Government of India proposed the merger of three large public sector general insurance companies into a single entity which will subsequently be publicly listed. In the Union Budget for fiscal 2020, legislative amendments were announced to enable the merger.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority of India. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999, which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act, 1938 currently allows foreign equity participation in new insurance companies of up to 49.0%. A new company should have minimum paid-up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance and of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

In fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of nonperforming loans and the performance of their existing subsidiary companies. According to the guidelines, the promoters of insurance companies had to divest in a phased manner their shareholding in excess of 26.0% after a period of 10 years from the date of commencement of business or within such period as may be prescribed by the Government of India. However, the Insurance Laws (Amendment) Act, 2015 passed by both houses of the Parliament and enacted in March 2015 removed the requirement that requires the promoters to dilute their stake to 26.0%. The Insurance Act, 1938, as amended, also increased the foreign equity participation limit in insurance companies from 26.0% to 49.0%.

Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff-free regime effective January 1, 2007, the resultant competitive pricing led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. Our subsidiary in the general insurance sector was set up as a joint venture with Fairfax Financial Holdings (through its affiliate). The joint venture was terminated on July 3, 2017 following the decision by us and our joint venture partner to sell a part of our shareholding in our general insurance subsidiary through an initial public offering. The Bank continues to hold more than 50.0% shareholding in the general insurance subsidiary post the initial public offer. See also “Business—Overview of Our Products and Services”. Our general insurance subsidiary, ICICI Lombard General Insurance Company, is the largest private sector company in the general insurance sector in India in terms of gross written premium.

During fiscal 2019, the new business weighted individual premium underwritten by the life insurance sector increased by 9.0% year-on-year from Rs. 634.7 billion during fiscal 2018 to Rs. 691.8 billion in fiscal 2019. The share of the private sector increased from 56.2% in fiscal 2018 to 58.0% in fiscal 2019. The gross premium underwritten in the general insurance sector (excluding specialized insurance institutions) amounted to Rs. 1,615.4 billion during fiscal 2019 as against Rs. 1,415.3 billion during fiscal 2018, recording a year-on-year growth of 14.1% (excluding Export Credit Guarantee Corporation of India Limited and Agriculture Insurance Company of India Limited). The share of the private sector was 57.5% during fiscal 2019. We have a joint venture in the life insurance sector and our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, is one of the large private sector companies in the life insurance sector in India in terms of new business retail weighted received premium.

The financial inclusion initiatives of the Government of India include providing insurance cover for people belonging to low-income or below poverty segments and are enrolled through the Government of India’s financial inclusion program. A life insurance cover and accident insurance cover of up to Rs. 200,000 each are provided to the beneficiaries at very low premiums. The Government of India has also launched separate schemes for providing pension and insurance products to the larger population. In the Union Budget for fiscal 2019, the Government of India announced a flagship National Health Protection Scheme which will cover over 100 million families from underprivileged segments. The Scheme will provide health cover of up to Rs. 500,000 per family per year for secondary and tertiary care hospitalization.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Business—Overview of Our Products and Services”.

Mutual Funds

There were 44 mutual funds in India with assets under management at March 31, 2019 of Rs. 23,795.8 billion. Average assets under management of all mutual funds increased by 6.2% to Rs. 24,484.4 billion during the three months ended March 31, 2019 from Rs. 23,052.2 billion during the three months ended March 31, 2018. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the Government of India and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the second largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2019, with an overall market share of about 13.1%.

To enhance marketability and access to mutual fund schemes, the Securities and Exchange Board of India in November 2009 permitted the use of stock exchange terminals to facilitate transactions in mutual fund schemes. As a result, mutual funds units can now be traded on recognized stock exchanges. While this facility was available to stock brokers and clearing members initially, it was widened to include mutual fund distributors in October 2013. In June 2009, the Securities and Exchange Board of India removed the entry load and upfront charges deducted by mutual funds, for all mutual fund schemes and required that the up-front commission to distributors should be paid by the investor to the distributor directly. In October 2018, as per revised measures announced, it required all scheme related expenses, including commissions, to be paid from the scheme only and not from the books of the asset management company. It also removed the upfront commission of 1.0% allowed earlier, and required fund houses to pay commission through a full trail fee model in all schemes. Front-loading of commission is only permitted in case of systematic investment plans. Based on the size of assets under management of the scheme, expenses have been reduced.

In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities, with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflects the current market scenario. The valuation guidelines were effective from August 1, 2010. Further, the Union Budget for fiscal 2014 allowed mutual fund distributors to become members on the mutual fund segment of stock exchanges to enable them to leverage the stock exchange network to improve the reach and distribution of mutual fund products. In the Union Budget for fiscal 2019, the Government of India introduced a tax of 10.0% on the distributed income by equity oriented mutual funds. In the Union Budget for fiscal 2020, the Government of India proposed tax benefits for exchange traded funds investing in Central Public Sector Enterprises.

In fiscal 2019, the challenges faced by the non-banking financial companies brought into focus the mutual fund industry’s significant exposure to the sector and issues of credit concentration in the portfolio of mutual funds. Further, a few close-ended debt mutual fund schemes had to delay or reduce scheduled redemptions during fiscal 2019. In June 2019, the Securities and Exchange Board of India issued regulations for mutual funds including tighter investment rules for debt mutual funds and enhanced disclosures relating to promoters’ share pledges. See also “Supervision and Regulation—Regulations Governing Mutual Funds”.

Pension Sector

Currently, the pension schemes operating in India can be broadly classified in the following categories: pension schemes for the Government of India’s employees, the employees’ provident fund and employees’ pension schemes for employees in the organized sector, voluntary pension schemes and the new pension scheme. In case of pension schemes for the Government of India’s employees, the Government of India pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the Government of India and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the Government of India (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 150,000 per year) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme. The new pension scheme (NPS) was launched in January 2004 and offers a defined contribution based pension scheme with the individual having the option to decide where to invest the funds. The subscribers to the new pension scheme also have the option to partially withdraw funds from their accounts for higher education or setting up a business. The new pension scheme is operated by the pension regulator, the Pension Fund Regulatory and Development Authority. In the Union Budget for fiscal 2020, announced in July 2019, the government has proposed to separate the new pension scheme trust from the pension regulator to address issues of conflict of interest.

The Government of India initially made it mandatory for its new employees (excluding defense personnel) to join the new pension scheme where both the Government of India and the employee would make monthly contributions of 10% of the employee’s basic salary. In 2009, the Government of India extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. With a view to encourage people to invest towards old age security, the Government of India launched a pension scheme in fiscal 2016, called the Atal

Pension Yojana. The scheme focuses on individuals in the unorganized sector to join the National Pension System. In the interim budget for fiscal 2020, the government of India announced a mega pension scheme for unorganised sector workers whose monthly income does not exceed Rs. 15,000. The scheme known as the Pradhan Mantri Shram Yogi Maan-dhan is in force since February 2019 and would involve equal contribution of the government and the subscriber to the pension corpus.

The Government of India set up the Pension Fund Regulatory and Development Authority to regulate the pension industry in August 2003. In October 2013, the Pension Fund Development and Regulatory Authority Act, 2011 was enacted giving powers to the Pension Fund Development and Regulatory Authority to regulate pension schemes and funds and frame investment guidelines for pension funds. Foreign direct investments in the pension sector are allowed up to 49%. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses, including us. The minimum net worth requirement for asset management companies is Rs. 500 million. See also “Business—Overview”.

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the SARFAESI Act. The SARFAESI Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The SARFAESI Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment of up to 100% through the automatic route is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions. Since April 2017, the Reserve Bank of India has prescribed a minimum net worth of Rs. 1.0 billion on an ongoing basis for asset reconstruction companies.

In November 2004, the Government of India issued an ordinance amending the SARFAESI Act and subsequently passed this ordinance as an Act. This Act, as amended, provided that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under such Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. Further, this Act permits a lender to take over the business of a borrower under the SARFAESI Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over).

In fiscal 2017, amendments were made to the SARFAESI Act and the debt recovery acts to further strengthen the recovery process. The Enforcement of Security Interest and Recovery of Debts Law Amendment Act, 2016, was enacted in this regard. As per the Act, it requires the process of possession of collateral by banks, in the event of a default, to be completed by the district magistrate within 30 days. It also empowers the district magistrate to assist banks in taking over the management of the company, where the bank has converted the debt into equity and holds 51.0% or more in the company. A central registry has been created to maintain records of transactions related to secured assets, known as the Central Registry of Securitisation Asset Reconstruction and Security Interest. See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”. However, considering the procedures involved in legal litigations and with borrowers having the option to appeal the decision of the debt recovery tribunal, the process of recovery of loans is delayed.

Resolution of Stressed Assets

The Reserve Bank of India has periodically announced mechanisms for the resolution of stressed accounts, particularly with a view to address the stress faced by the Indian corporate sector and the increase in non-performing and restructured corporate loans in the Indian banking sector. This included the Corporate Debt Restructuring (CDR) system and the Joint Lenders’ Forum under which schemes like Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets were announced. Subsequently the Indian Parliament passed the Insolvency and Bankruptcy Code in May 2016 providing a legal and time bound resolution framework for corporations under stress. Further, the Banking Regulation Act, 1949 was amended empowering the Reserve Bank of India to participate in the resolution of stressed assets and authorizing it to intervene where required. Following this amendment, the Reserve Bank of India instructed banks to initiate insolvency proceedings with respect to certain stressed corporate accounts under the Insolvency and Bankruptcy Code. During fiscal 2018, banks referred several large stressed accounts for resolution under the Insolvency and Bankruptcy Code and a few large accounts were resolved during fiscal 2019. In view of a strong institutional mechanism for resolution being established with the operation of the Insolvency and Bankruptcy Code, the Reserve Bank of India withdrew the earlier announced mechanisms for resolution of stressed accounts, including the Corporate Debt Restructuring system and the Joint Lenders’ Forum, through a notification issued in February 2018, under the Revised Framework for Resolution of Stressed Assets. The guideline was subsequently amended and in June 2019, the Reserve Bank of India issued a revised prudential framework for resolution of stressed assets by banks. The revised guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes higher provisioning in case the resolution plan is not implemented within stipulated timelines. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. See also “Supervision and Regulation-Loan Loss Provisions and Non-Performing Assets”.

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, was passed in May 2016 and provides a time bound revival and rehabilitation mechanism. The insolvency resolution process can be initiated at the occurrence of a single instance of default of over Rs. 100,000 by the creditors. It classifies the creditors into financial creditors and operational creditors, which include creditors that provide financial loans and loans arising from the operational nature of the debtor, respectively. Other key features include the provision of a 180-day timeline which may be extended by 90 days when dealing with insolvency resolution applications. Subsequently, the insolvency resolution plan prepared by the insolvency professionals has to be approved by 75.0% of financial creditors, which requires approval by the adjudicating authority and, if rejected, the adjudicating authority will pass an order for liquidation. The National Company Law Tribunal has been set up as the adjudicating authority, the National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency. On November 23, 2017, an ordinance amending the Insolvency and Bankruptcy Code was promulgated, to prevent willful defaulters and entities from bidding for the assets of a company under a resolution plan. The newly included Section 29A of the ordinance makes certain persons, including willful defaulters and those who have their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. However, a further amendment to the Insolvency and Bankruptcy Code was promulgated through an ordinance in June 2018, permitting promoters of micro, small and medium-sized enterprises to bid for their assets undergoing the resolution process. It also provides home buyers the status of financial creditors and gives them the power to refer real estate developers for resolution under the Insolvency and Bankruptcy Code.

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

Prudential Framework for Resolution of Stressed Assets by Banks

In February 2018, the Reserve Bank of India had announced a revised framework for resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes like the Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets, and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. However, in April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets as unconstitutional. Following this judgement, the Reserve Bank of India issued a revised framework for resolution of stressed assets. As per the Prudential Framework for Resolution of Stressed Assets by Banks, released by the Reserve Bank of India in June 2019, the process of implementing a resolution plan can be initiated by lenders as soon as a borrower is reported to be in default by any of the lenders. Banks have to undertake a review of the borrower within 30 days of a default in the borrower account. Banks have to enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. Resolution plans involving restructuring or change in ownership for accounts where the aggregate banking system exposure is above Rs. 1.0 billion shall require independent credit evaluation of the residual debt by credit rating agencies authorized by the Reserve Bank of India. The guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes an additional provision of 20.0% if the resolution plan is not implemented within 180 days from the end of the 30 days review period, and a further 15.0% provision if the resolution plan is not implemented within 365 days from the commencement of the review period. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. In July 2019, the Government of India has proposed to amend the Insolvency and Bankruptcy Code. The proposed amendments include enforcing a 330 day time limit for completion of the resolution process, including litigation and other judicial processes; empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds and make a provision for financial creditors who have not voted in favour of the resolution plan and operational creditors to receive a share of the resolution proceeds as per the hierarchy specified by the Code.

Other measures proposed for resolution of stressed assets

In June 2018, the Ministry of Finance had set up a committee comprising the heads of public sector banks to examine measures for faster resolution of stressed assets. This was called project Sashakt. In July 2018, the committee submitted its report and recommended a five-prong approach to the resolution of assets under stress depending on the size of the exposure of the banking system. For exposures of below Rs. 500 million which are typically to the small and medium-sized enterprises, the committee has proposed that banks should individually create a separate vertical for management of stress in these cases, should have an SME steering committee that will validate the schemes, complete the resolution in a time-bound manner within 90 days and have clear escalation metrics for breach in timelines.

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

In other efforts being made for the resolution of stressed assets, specific schemes for resolving stress in power sector assets have been proposed. According to a scheme proposed for power projects that are substantially completed and have a power purchase agreement, banks would convert their loans into equity and will auction 51.0% of that to a new investor/asset management company/ alternate investment fund. In another proposal for power projects that do not have power purchase agreements, the assets would be taken over by an asset management and rehabilitation company that would be set up for the purpose through participation from public sector enterprises, National Investment and Infrastructure Fund and financial investors. The company would manage the operations and eventual sale of the assets.

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

•     empower the Reserve Bank of India, after consultations with the Indian central government, to supersede the board of a private sector bank for a total period not exceeding 12 months, during which time the Reserve Bank of India will have the power to appoint an administrator to manage the bank;

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

Differentiated licenses

In November 2014, the Reserve Bank of India issued guidelines on licensing of small banks and payments banks as differentiated banks, with the purpose of promoting financial inclusion. These banks would have a minimum capital requirement of Rs. 1.0 billion, and would be limited in their product offering and geographical area of operation. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one-year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to Rs. 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. Forty-one applications for payments bank licenses and 72 applications for small finance bank licenses were submitted. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks. Ten small finance banks and seven payments banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. Recently, a payment bank that had begun operations voluntarily decided to wind up its operations. ICICI Bank is a shareholder in FINO PayTech Limited, which has received a payments bank license and began operations on June 30, 2017. Further, in April 2017, a discussion paper on wholesale and long-term finance banks as differentiated banks was released by the Reserve Bank of India. These banks will focus on lending to infrastructure and core industries which require long-term funding. As per the discussion paper, these banks will have a minimum paid-up equity capital of Rs. 10.0 billion and will be allowed to raise funds through current deposits and term deposits and through issuance of bonds. Based on the priority sector lending performance of small finance banks, the Reserve Bank of India has decided to issue draft guidelines for on-tap licensing of small finance banks to convert into universal banks.

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

Further, considering there are significant differences in the corporate structure permissible to banks for setting up financial services entities, depending upon the timing of their licensing, the Reserve Bank of India in its annual report for fiscal 2018 has indicated that it would harmonise these differences under a common set of guidelines.

Report on Governance of Boards of Banks in India

In May 2014, the Committee to Review the Governance of Boards of Banks in India submitted its report. The committee recommended a new governance structure for public sector banks and a reduction in the Government of India’s stake in banks to less than 50.0%. It proposed bringing public sector banks under the purview of the Companies Act and repealing other statutes that govern public sector banks. It also envisaged creation of a Bank

Investment Company which would be the de facto holding company of equity stake in banks on behalf of the Government of India with the powers to govern the public sector banks. A phased transition towards empowering the boards of public sector banks was also proposed which eventually should lead to the Government of India only acting as an investor rather than exercising ownership functions. With regard to governance in private sector banks, the committee recommended allowing certain types of investors to take larger stakes and permit creation of Authorized Bank Investors comprising of funds that would be permitted to hold a 20.0% equity stake without regulatory approval or 15.0% if the Bank has a seat on the bank’s board. Further, other financial investors should be permitted to hold an equity stake of up to 10.0% from the current limit of 5.0% stake.

Some recommendations of the committee have already been implemented. In fiscal 2015, the Government of India decided to separate the functions of non-executive chairman and managing director in public sector banks. Further, the Bank Board Bureau has been constituted which is responsible for deciding appointments of senior officials in public sector banks. This replaces the earlier structure where the appointments were decided by a committee led by the Governor of the Reserve Bank of India. The Bank Board Bureau comprises of seven members, and apart from appointment of senior officials, it will also guide public sector banks on strategies for raising capital, dealing with issues of stressed assets, and mergers and consolidation.

Insurance Laws (Amendment) Act, 2015

The Insurance Laws (Amendment) Act, 2015, was passed by the Indian Parliament and notified in March 2015. The Act, among other things, raised the foreign investment limit in the insurance sector from 26.0% to a composite limit of 49.0%, and, eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after ten years.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures in April of every financial year. Subsequent monetary policy statements are issued on a bimonthly basis during the year. During fiscal 2017, a committee-based approach was adopted for monetary policy decisions compared to the prior approach to decision-making strictly by the Reserve Bank of India. In June 2016, the Government of India notified amendments to the Reserve Bank of India Act, 1934, approved by the Indian parliament, for constituting a six-member Monetary Policy Committee comprising members from the Reserve Bank of India and the Government of India. The Committee is responsible for inflation targets and monetary policy decisions. The first meeting of the Monetary Policy Committee was held in October 2016.

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

Credit Policy During Fiscal 2019

During fiscal 2019, the Reserve Bank of India increased the repo rate by 25 basis points each in June 2018 and August 2018, from 6.0% to 6.5%. Accordingly, the reverse repo rate was adjusted to 6.25% and the marginal standing facility rate was revised to 6.75% by August 2018. Subsequently the repo rate was reduced by 25 basis points in February 2019 to 6.25% and by another 25 basis points to 6.0% in April 2019. Accordingly, the reverse repo rate was adjusted to 5.75% and marginal standing facility rate was revised to 6.25% in April 2019. The policy stance was changed from “neutral” to “calibrated tightening” in October 2018 and again changed to “neutral” in February 2019. Other policy announcements during fiscal 2019 include a reduction of the statutory liquidity ratio by 25 basis points every quarter until it reaches 18.0% of net demand and time liabilities. The first reduction of 25 basis points from 19.50% to 19.25% was effective from January 1, 2019. Currently, the statutory liquidity ratio is at 18.75%, effective since July 2019.

Credit Policy During Fiscal 2020

The Reserve Bank of India reduced the repo rate by 25 basis points each in April 2019 and June 2019 to 5.75%. Accordingly, the reverse repo rate was adjusted to 5.5% and the marginal standing facility rate was revised to 6.0% in June 2019. Further, the policy stance was changed from “neutral” to “accommodative” in June 2019. Other policy announcement includes the Reserve Bank of India requiring banks to maintain a minimum leverage ratio of 4.0% for domestic systemically important banks and 3.5% for other banks with effect from October 1, 2019.

SUPERVISION AND REGULATION

The following description is a summary of certain sector specific laws and regulations in India, which are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below may not be exhaustive, and are only intended to provide general information.

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force.

Other important laws include the Reserve Bank of India Act, 1934 and Foreign Exchange Management Act, 1999 as amended from time to time. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also governed by the provisions of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India additionally apply to such companies.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including, but not limited to (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; (iv) that the public interest will be served if such license is granted to the bank; (v) that the general character of the proposed management of the bank will not be prejudicial to the public interest or the interest of its depositors; (vi) that having regard to the banking facilities available in the proposed principal area of operations of the bank, the potential scope for expansion of banks already in existence in the area and other relevant factors the grant of the license would not be prejudicial to the operation and consolidation of the banking system consistent with monetary stability and economic growth; and (vii) any other condition, the fulfilment of which would, in the opinion of the Reserve Bank of India, be necessary to ensure that the carrying on of banking business in India by the bank will not be prejudicial to the public interest or the interests of the depositors. The Reserve Bank of India can cancel the license if the bank, at any point, fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

ICICI Bank, because it is licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out its risk assessment of banks, under its risk based supervision exercise, on an annual basis. The Reserve Bank of India has also set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In July 2017, the Reserve Bank of India advised that an audit firm, after completing its four year tenure in a particular private/foreign bank, will not be eligible for appointment as statutory central auditors of the same bank for a period of six years. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest. From June 2018, the Reserve Bank of India has put in place a graded enforcement action framework to enable appropriate action in respect of statutory auditors where any lapses in conducting a bank’s statutory audit have been observed. Lapses that would be considered for invoking the enforcement framework include misstatement of a bank’s financial statement, wrong certifications, wrong information given in the Long Form Audit Report, and variances in audited financial statements found during the Reserve Bank of India’s inspection and non-adherence to instructions and guidelines issued by the Reserve Bank of India.

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

The branch authorization policy is based on the classification of centers into six tiers based on the population size according to the 2011 census. Banks are permitted to open banking outlets in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. Banks are mandated to allocate 25.0% of the total number of new banking outlets opened during a year to unbanked rural centers. An unbanked rural center is defined as an area classified as Tier 5 and Tier 6 centers that does not have core banking system enabled banking outlets. Restrictions on opening banking outlets in Tier 1 centers, which are mainly metropolitan cities, was removed in May 2017 compared to the earlier norm that branches opened in Tier 1 centers during a year cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers during a year. Banks having general permission may shift, merge or close all banking outlets (except rural outlets and sole semi-urban outlets) at their discretion without the approval of the Reserve Bank of India. Banking outlets can be shifted to locations in centers within the same or lesser population categories. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements. Banks are allowed to set up onsite/offsite Automated Teller Machines (ATMs) at centers/places identified by them, including SEZs.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework was being phased in over several years to be fully implemented by March 31, 2019, but has been deferred and will be fully implemented by March 31, 2020.

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

The Reserve Bank of India’s Basel III guidelines prescribes a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; prescribes more stringent adjustments to and deductions from regulatory capital; provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group; provide for additional capital requirements for derivative exposures; and impose a 4.5% leverage ratio (the ratio of Tier 1 capital to exposure) measure till a final ratio is stipulated by the Basel Committee by the end of 2017. The capital conservation buffer has been introduced in a phased manner from March 31, 2016. In January 2019, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of the capital conservation buffer from March 31, 2019 to March 31, 2020. Accordingly, the minimum capital conservation ratios as earlier applicable from March 31, 2018 would now apply from March 31, 2019 till the capital conservation buffer attains the level of 2.5% of risk weighted assets as on March 31, 2020. The pre-specified trigger for loss absorption through conversion/write-down of additional Tier 1 instruments shall remain at 5.5% of risk weighted assets and would increase to 6.125% of risk weighted assets on March 31, 2020. The leverage ratio is being disclosed on a quarterly basis since April 1, 2015 on a consolidated basis. In June 2019, the Reserve Bank of India has mandated maintaining a minimum leverage ratio of 4.0% for domestic systemically important banks and 3.5% for other banks, which will be effective from October 1, 2019. Credit value adjustment risk capital charges for over-the-counter derivatives were effective from April 1, 2014. In November 2016, the Reserve Bank of India permitted banks to issue perpetual debt instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital, and long-term bonds for financing infrastructure and affordable housing by way of rupee denominated bonds in the overseas market. From fiscal 2019, banks are required to create an Investment Fluctuation Reserve of an amount equal to 2.0% of the total investments in the held-for-trading and available-for-sale categories so as to build buffers against a sharp increase in government bond yields. The Investment Fluctuation Reserve is eligible for inclusion in Tier 2 capital. In fiscal 2019, the Bank complied with this requirement and created the investment fluctuation reserve.

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

Apart from capital requirements, Basel III also prescribes two new liquidity requirements, the liquidity coverage ratio and the net stable funding ratio. The Reserve Bank of India has issued final guidelines on the liquidity coverage ratio effective from January 1, 2015 in a phased manner, starting with a minimum liquidity coverage ratio requirement of 60.0%, increasing to 100.0% from January 1, 2019. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets. The Reserve Bank of India issued draft guidelines on the net stable funding ratio in May 2015 and final guidelines were issued in May 2018. The guidelines will be applicable from April 1, 2020. See also “—Regulations on Asset Liability Management” and “—Legal Reserve Requirements”. The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

In July 2014, the Reserve Bank of India released the framework for domestic systemically important banks. Banks identified as systemically important based on their size, complexity, cross-jurisdictional activities and inter-connectedness in the financial sector would be required to maintain additional common equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. This requirement is in addition to the capital conservation buffer. The higher capital requirement for domestic systemically important banks is being implemented in a phased manner from April 1, 2016 to April 1, 2019. The names of banks classified as domestic systemically important banks is disclosed in the month of August every year. In August 2015, the Reserve Bank of India announced that State Bank of India (with an additional common equity Tier 1 capital ratio requirement of 0.6% of the risk weighted assets) and ICICI Bank (with an additional common equity Tier 1 capital ratio requirement of 0.2% of the risk weighted assets to be phased in) were domestic systemically important banks. We continued to be categorized as systemically important in fiscal 2019. The additional common equity Tier 1 requirement for us is 0.10%, 0.15% and 0.20% of risk-weighted assets as at March 31, 2018, March 31, 2019 and June 30, 2019, respectively.

In February 2015, the Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. The Reserve Bank of India has stated that at present the economic conditions do not warrant activation of the counter-cyclical capital buffer. See also “Operating and Financial Review and Prospects—Capital Resources—Regulatory Capital” and “Risk Factors—Risks Relating to Our Business—We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses”.

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

Credit exposures to commercial real estate are risk weighted at 100.0%, other than residential housing which is risk weighted at 75.0%. Further, restructured housing loans have an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking financial companies, venture funds and capital markets are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk weighted at 100.0%. Credit exposures to non-deposit taking systemically important non-banking finance companies were risk-weighted at 100.0%. In February 2019, the Reserve Bank of India revised the risk weights on exposures to non-deposit taking systemically important non-banking finance companies, excluding core investment companies. Instead of the uniform risk weight of 100%, the Reserve Bank of India allowed rated exposures of banks to these non-banking financial companies to be risk-weighted as per the rating assigned by the accredited rating agencies, in a manner similar to that for corporate borrowers. Exposures to core investment companies continue to be risk-

weighted at 100%. The risk weights on externally unrated exposures to corporate sector and asset financing and infrastructure financing non-banking finance companies were increased in August 2016. Where the exposure of the banking system exceeds Rs. 2.0 billion, the risk weight is proposed to be increased from 100.0% to 150.0%. This was to be effective from June 30, 2017. However, the Reserve Bank of India deferred the same and this became effective from April 1, 2019. Aggregate exposure of more than Rs. 1.0 billion that was initially rated but subsequently became unrated has been assigned a risk weight of 150.0% since August 2016. Exposures to capital markets are risk weighted at 125.0% and exposures to venture capital funds are risk weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of loans are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale and held-for-trading categories, open gold positions, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Capital requirements for operational risk are computed based on 15.0% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are riskier or there is no clarity on the nature of the central counterparty.

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

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it failed to commence operations within 12 months from the documented date of commencement. During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning, and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing assets and provisions of a number of Indian banks, including us, increased significantly during the second half of fiscal 2016. See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer” and “Business—Classification of Loans”.

In April 2017, banks were mandated to make additional disclosures in their financial statements where there is a material divergence in the asset classification and provisioning by banks as compared to that prescribed by the regulator. According to the guidelines, where the additional provisioning requirements assessed by the Reserve Bank of India exceed 15.0% of the published net profits after tax for the reference period, and/or the additional gross non-performing assets identified by the Reserve Bank of India exceed 15.0% of the published incremental gross non-performing assets for the reference period, the same will have to be disclosed in the notes to accounts section of the annual report. The Reserve Bank of India, under its risk-based supervision exercise, carries out the risk assessment of banks on an annual basis. As a part of this assessment, the Reserve Bank of India separately reviews asset classification and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated subsequent to the completion of the annual audit and the publication of audited financial statements for the given financial year. The divergences, if any, in classification or provisioning arising out of the supervisory process are given effect to in the financial statements in subsequent periods after conclusion of the exercise. In April 2019, the Reserve Bank of India revised the disclosure requirement for divergence in asset classification and provisioning. The disclosure is required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 10.0% of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 15.0% of the published incremental gross non-performing assets for the reference period, or both. See also “Risk Factors-Risks that arise as a result of our presence in a highly regulated sector-If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.”

Following the implementation of the goods and services tax system in fiscal 2018, and with a view to ease the transition for micro, small and medium-sized enterprises, banks were allowed to temporarily classify exposures to such enterprises with aggregate credit facilities of up to Rs. 250 million from the banking system as per the 180 day past due criterion. Accordingly, loans to micro, small and medium-sized enterprises which were classified as standard as at August 31, 2017 may continue to be classified as standard so long as the payments due as at September 1, 2017 and falling due thereafter up till December 31, 2018 are paid no later than 180 days from its original due date.

Restructured loans

Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. The classification of restructured loans as standard restructured loan was subject to compliance with certain conditions such as the loans being fully secured by the promoter’s contribution, including additional funds brought in, comprising at least 20.0% of a bank’s sacrifice or 2.0% of the restructured debt, whichever is higher. Accounts restructured from fiscal 2016 onwards, are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations (as discussed below) and accounts where the restructuring was proposed prior to April 1, 2015 but effected subsequent to that date.

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

In January 2019, the Reserve Bank of India, permitted a one-time restructuring of existing loans to micro, small and medium enterprises classified as 'standard' without a downgrade in the asset classification. To be eligible for the scheme, the aggregate exposure, including non-fund based facilities of banks and non-banking financial companies, to a borrower should not exceed Rs.250.0 million as on January 1, 2019. The restructuring will have to be implemented by March 31, 2020. A provision of 5.0%, in addition to the provisions already held, shall be made in respect of accounts restructured under this scheme.

Standard restructured loans of the banking system have declined significantly and constituted just 0.4, % of total advances at March 31, 2019.

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

In light of the increasing stress in the Indian corporate sector and the rising pool of restructured loans and non-performing loans in the Indian banking sector since fiscal 2016, the Reserve Bank of India had issued several guidelines for enabling resolution of stressed accounts, including the Strategic Debt Restructuring, Change in Ownership of Borrower Accounts Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. These schemes were withdrawn in February 2018. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Resolution of Stressed Assets”. The past measures for restructuring were as follows:

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

In May 2017, the Government of India promulgated the Banking Regulation (Amendment) Ordinance, 2017 which was later enacted by Parliament in August 2017. The regulation is intended to facilitate timely resolution of stressed assets by empowering the Reserve Bank of India. It authorizes the Reserve Bank of India to direct banks to resolve specific stressed assets. It amended section 35A of the Banking Regulation Act, 1949 and authorized the Reserve Bank of India to intervene and instruct banks to resolve specific stressed assets and initiate an insolvency resolution process where required. The Reserve Bank of India was also empowered to issue other directions for resolution, and could appoint authorities or committees to advise banking companies on the resolution of stressed assets.

Further, in June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified an additional list of stressed accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. The Reserve Bank of India directed banks to make a provision for the identified cases to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans or as per the existing guidelines of Reserve Bank of India, whichever was higher, by March 31, 2018. The provision requirement was later revised from 50.0% of the secured portion of the debt to 40.0% by March 2018 and 50.0% by June 30, 2018. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks”. Subsequently, amendments have been made to the Insolvency and Bankruptcy Code to streamline the process of resolution. In November 2017, an ordinance amending the Code was promulgated, to prevent willful defaulters and promoters of entities classified as non-performing from bidding for the assets of a company under a resolution plan. A new section 29A has been included that makes certain persons, including willful defaulters and those who have their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. The amendments were approved later by Parliament and enacted in January 2018. In another amendment promulgated in June 2018, home buyers have been given the status of financial creditors and allowed to refer real estate developers to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. Further, micro, small and medium-sized enterprises have been given special dispensation, allowing promoters of such enterprises to bid for their enterprise undergoing a resolution, provided the promoter is not a willful defaulter. The Government of India has also been empowered to announce further dispensations with regard to the micro, small and medium-sized enterprises if required.

In February 2018, the Reserve Bank of India announced a Revised Framework for Resolution of Stressed Assets. The framework aimed at a time-bound resolution of non-performing and stressed borrowers and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. The revised framework withdrew the earlier resolution schemes including the Corporate Debt Restructuring Scheme, Flexible Structuring of Existing Long-Term Project Loans, Strategic Debt Restructuring, Change in Ownership Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. The Joint Lenders’ Forum was discontinued and the stand-still benefits in asset classification of borrowers where any of the Reserve Bank of India announced resolution schemes had been initiated but not implemented was also withdrawn. However, loans granted to projects under implementation continue to enjoy forbearance in terms of restructuring due to a delay in implementation of the project (up to specified periods) and classification of assets subject to fulfilling certain conditions stipulated by the Reserve Bank of India.

In April 2019, the Supreme Court declared the Reserve Bank of India circular on Revised Framework for Resolution of Stressed Assets of February 2018 as unconstitutional. Following this judgement, in June 2019, the Reserve Bank of India issued a revised Prudential Framework for Resolution of Stressed Assets by Banks. As per the framework, the process of implementing a resolution plan can be initiated by lenders as soon as a borrower is reported to be in default by any of the lenders. Banks have to undertake a review of the borrower within 30 days of a default in the borrower account. Banks have to enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. Resolution plans involving restructuring or change in ownership for accounts where the aggregate banking system exposure is above Rs. 1.0 billion shall require independent credit evaluation of the residual debt by credit rating agencies authorized by the Reserve Bank of India. The guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes an additional provision of 20.0% if the resolution plan is not implemented within 180 days from the end of the 30-day review period, and a further 15.0% provision if the resolution plan is not implemented within 365 days from the commencement of the review period. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. In July 2019, the government of India has proposed to amend the Insolvency and Bankruptcy Code. The proposed amendments include enforcing a 330 day time limit for completion of the resolution process, including litigation and other judicial processes; empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds and make a provision for financial creditors who have not voted in favour of the resolution plan and operational creditors to receive a share of the resolution proceeds as per the hierarchy specified by the Code.

The June 2019 guideline also requires the board approved policies on resolution of stressed accounts of banks. For the purpose of restructuring, the definition of ‘financial difficulty’ has been aligned with the guidelines issued by the Basel Committee on Banking Supervision. The signs of financial difficulty could include default, delisting of securities, insufficient cash flows assessed, non-performing status of credit facilities, etc. A borrower can be identified as being in financial difficulty even in the absence of arrears on an exposure.

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

Restructured loans

The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows were discounted at the bank’s base rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring till July 2015. The Reserve Bank of India revised the discount rate for computing the present value of future cash flows of a restructured account and require a rate equal to the actual interest rate charged to the borrower before restructuring to be used to discount the future cash flows for the purpose of determining the diminution in fair value of the loan on restructuring. A weighted average interest rate may be used as the discounting rate for accounts having multiple credit facilities with varying interest rates.

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

Under the Banking Regulation Act, banking companies in India are required to comply with the directions of the Reserve Bank of India, including guidelines issued with respect to asset identification, asset classification and provisioning by banking companies. While preparing the financial statements under Indian GAAP, banking companies are required to comply with all regulatory requirements, including such directions issued by the Reserve Bank of India. The Reserve Bank of India issued a circular on February 11, 2016, instructing all scheduled commercial banks in India to comply with the Indian Accounting Standards (“Ind AS”) for financial statements for accounting periods beginning April 1, 2018, subject to any guideline or direction issued by the Reserve Bank of India in this regard. In April 2018, the Reserve Bank of India deferred the implementation of Ind AS by one year to begin on April 1, 2019, considering that there were legislative amendments to be made to the format of financial statements prescribed in the Third Schedule to Banking Regulation Act as well as the level of preparedness of many banks. In March 2019, the Reserve Bank of India deferred the implementation of the Ind AS till further notice as legislative amendments recommended were still under the consideration of the Government of India.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act, provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “without recourse” basis, only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. In fiscal 2015, the Reserve Bank of India had also permitted banks to sell standard loans overdue for more than 60 days and reported as special mention accounts to asset reconstruction companies. The banks selling financial assets should seek to ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of securitization and reconstructions companies. The guideline provides norms relating to period of realization of assets by securitization and reconstruction company, mandatory holding of security receipts, period for formulating plan of recovery, etc. Banks are also allowed to reverse the excess provision in case a non-performing asset is sold to asset reconstruction companies at a value which is higher than the net book value subject to realization in cash and necessary disclosures. The quantum of excess provision reversed to the profit and loss account is limited to the extent to which cash received exceeds the net book value of the non-performing assets sold. In the event the sale value is lower than the net book value, banks are allowed to spread over the shortfall from the sale of non-performing assets over a period of two years as per guidelines issued in May 2015. This dispensation was available for non-performing assets sold up to March 31, 2016. However, as per guidelines issued in June 2016 by the Reserve Bank of India, the dispensation was extended up to March 31, 2017, and the period to spread over the shortfall was restricted to four quarters from the quarter in which the sale took place. For assets sold to asset reconstruction companies during fiscal 2017, in case full provisioning remains to be made as at March 31, 2017, on close of financial year, banks should debit the “other reserves” component of the balance sheet (which are reserves created for the un-provided amount at the end of the financial year). Banks should proportionately reverse the debits to “other reserves” and complete the provisioning by debiting profit and loss account, in the subsequent quarters of the next financial year. Further, securitization companies and asset reconstruction companies are not permitted to acquire any non-performing financial assets from their sponsor banks on a bilateral basis. However, they may participate in auctions of non-performing assets by their sponsor banks.

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

The framework required Joint Lenders’ Forums to be formed to formulate corrective action plans within stipulated timelines, and in case the forum failed to agree on an action plan, it would result in accelerated provisioning. The framework was effective from April 1, 2014 till February 2018. In February 2018, the Reserve Bank of India announced a revised framework for resolution of stressed assets and withdrew the Joint Lenders’ Forum mechanism. The sub-categories for special mention accounts was revised to include a single day overdue account in the SMA-0 category. Following the Supreme Court judgement declaring the February 2018 guideline as unconstitutional, the Reserve Bank of India issued revised guidelines in June 2019, the Prudential Framework for Resolution of Stressed Assets. The framework continued with the classification of special mention accounts and required banks to undertake a review of the borrower within 30 days of a default in the borrower account and enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks” and “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—The Banking Regulation (Amendment) Ordinance, 2017”.

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

In February 2018, the Reserve Bank of India announced a Revised Framework for Resolution of Stressed Assets. The guidelines require banks to identify stressed accounts immediately on default, classify these accounts as special mention accounts depending on the period of default, report them to the Reserve Bank of India’s large credit database and begin resolution. The revised framework withdrew the earlier resolution schemes including the Corporate Debt Restructuring Scheme, Flexible Structuring of Existing Long-Term Project Loans, Strategic Debt Restructuring, Change in Ownership Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. It also discontinued the Joint Lenders’ Forum. In April 2019, the Honorable Supreme Court passed an order declaring the Reserve Bank of India’s revised framework for resolution of stressed assets as unconstitutional. Subsequently, a revised Prudential Framework for Resolution of Stressed Assets was announced by the Reserve Bank of India in June 2019, which continued with the withdrawal of the earlier resolution schemes and the Joint Lenders’ Forum.

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

In December 2015, the Reserve Bank of India issued final guidelines on the computation of lending rates based on marginal cost of funds. The Marginal Cost of Funds based Lending Rate is applicable on incremental lending from April 1, 2016 and is a tenor linked benchmark. The guidelines clarify the methodology to compute the marginal cost of funds based lending rate, which comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. The guidelines specified categories of loans which can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a preannounced date for different maturities ranging from overnight rate up to one year. The periodicity of reset shall be one year or lower. Loans linked to the base rate can continue till repayment or renewal with existing borrowers having the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. Interest rates for all floating rate loans and fixed rate loans (including the fixed rate portion of hybrid loans) of tenor up to three years cannot be less than the marginal cost of funds based lending rate. Further, in September 2017, the Reserve Bank of India released for public comment a report of an internal study group set up to review the working of the marginal cost of funds based lending rate system. The report included a proposed revision to the methodology for the pricing of bank loans, and recommended referencing lending rates to an external benchmark, increasing the periodicity of reset of interest rates to once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. Final guidelines in this regard are awaited. Further, in February 2018, in its bimonthly monetary policy statement, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost of funds based lending rate. Necessary instructions in this regard are also awaited.

In December 2018, the Reserve Bank of India in its bi-monthly monetary policy statement had proposed that all new floating rate personal or retail loans (housing loans, auto loans, etc.) and floating rate loans to micro and small enterprises extended by banks be linked to an external benchmark which included either the - Reserve Bank of India policy repo rate, Government of India 91 day treasury bill yield, Government of India 182 days treasury bill yield or any other benchmark market interest rate produced by the Financial Benchmarks India Private Limited. While this was expected to be applicable from April 1, 2019, further discussions are being held with stakeholders and final guidelines in this regard are awaited.

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

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose. The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy should include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regard to mortgages, the Reserve Bank of India has imposed a ceiling of 75.0% on the loan-to-value ratio in respect of housing loans exceeding Rs. 7.5 million. However, small value loans of less than Rs. 3.0 million are permitted to have a loan-to-value ratio not exceeding 90.0% subject to appropriate risk weight and loans above Rs. 3.0 million and up to Rs. 7.5 million can have a loan-to-value ratio of 80% subject to appropriate risk weight.

For loans where the cost of the house/dwelling unit is less than Rs. 1.0 million, the Reserve Bank of India has allowed banks to include stamp duty, registration and other documentation charges to the cost of the house/dwelling unit for the purpose of calculating the loan-to-value ratio from March 2015.

In November 2012, the Reserve Bank of India issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Also, from January 1, 2013, sanction of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information. In September 2013, the Reserve Bank of India announced the creation of a central repository of large common exposures across banks, to be based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100 million to individuals and entities. Subsequently, the limit was reduced to Rs. 50 million and above.

In view of the stress in the Indian banking sector, the Reserve Bank of India announced several schemes for resolution of stressed corporate accounts and provided special dispensation with regard to asset classification for accounts under these schemes. With regard to project loans, the Reserve Bank of India issued guidelines for flexible structuring of existing long-term project loans. Under the scheme for flexible structuring of long-term project loans to infrastructure and other core industries, banks were permitted to structure long-term project loans with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans could have tenors linked to the economic life of the project and could extend up to 25 years and the fundamental viability of the project could be established on the basis of all requisite financial and non-financial parameters. The amortization schedule of the loans could be modified once during the course of the loan without classifying them as restructured loans provided they met certain specific requirements, such as being a standard asset with no loss on the net present value and the debt amortization is scheduled within 85.0% of the economic life of the project. While the flexible structuring of long-term project loans was initially applicable to the infrastructure sector and other core industries, this flexibility was extended to loans in all sectors from November 2016. In February 2018, the Reserve Bank of India announced a revised framework for resolution of stressed assets withdrawing the resolution schemes announced earlier. In April 2019, the Honorable Supreme Court passed an order declaring the Reserve Bank of India’s revised framework for resolution of stressed assets announced in February 2018 as unconstitutional. Subsequently, a revised Prudential Framework for Resolution of Stressed Assets was announced by the Reserve Bank of India in June 2019, which continued with the withdrawal status of the resolution schemes announced earlier.

In December 2018, the Reserve Bank of India issued guidelines for delivery of bank credit. According to the guidelines, for borrowers having an aggregate fund-based working capital limit of Rs. 1.5 billion and above from the banking system, a minimum loan component of 40.0% on the fund-based working capital limits would be applicable from April 1, 2019, and would be revised to 60.0% from July 1, 2019. Drawing in excess of the minimum loan component threshold would be allowed in the form of cash credit/overdraft facility. The amount and tenor of the loan component may be fixed by banks in consultation with the borrowers, subject to the tenor of the loan component not being less than 7 days. Effective from April 1, 2019, mandatory credit conversion factor of 20.0% on the undrawn portion of cash credit/overdraft facility will be applicable, irrespective of whether the facility is unconditionally cancellable or not. This guideline will be applicable to both existing and new relationships.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds/debentures that are included in the held-to-maturity category, investments eligible to be treated as priority sector, investments in eligible government funds on account of priority sector shortfall, outstanding priority sector lending certificates excluding long-term bonds for infrastructure and affordable housing eligible for exemptions, and eligible advances extended in India against the incremental foreign currency deposits qualifying for exemption from CRR/SLR requirement) or of the credit equivalent amount of off balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government of India funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions.

The Reserve Bank of India released revised priority sector lending guidelines in April 2015 which have been applicable since fiscal 2016. The overall target for priority sector lending continue to be 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher; earlier sub-targets in advances to the agricultural sector of 13.5% direct lending and 4.5% indirect lending were combined and sub-targets of 8.0% for lending to small and marginal farmers and further a 7.5% lending target to micro enterprises were introduced. Sectors qualifying for priority sector lending have been broadened to include medium-sized enterprises, social infrastructure and renewable energy. Priority sector lending achievements are being evaluated on a quarterly average basis from fiscal 2017. Further, in July 2015, the Reserve Bank of India directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2019 has been set at 11.99% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

In June 2018, the Reserve Bank of India with a view to promote the low-cost or affordable housing segment, enhanced the housing loan limits for eligibility under priority sector to Rs. 3.5 million in metropolitan centres and to Rs. 2.5 million in other centres provided the overall cost of the dwelling did not exceed Rs. 4.5 million and Rs. 3.0 million, respectively. Further, in December 2018, Reserve Bank of India has clarified that the enhanced criteria can be reckoned for the purpose of classification of existing portfolio of housing loans under priority sector lending with effect from June 19, 2018.

Investments by banks in securitized assets, outright purchases of loans and assignments are eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. The interest rates charged to ultimate borrowers by the originating entities in such transactions are capped for such transactions to be classified as priority sector.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government of India funds. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in these Government of India funds at March 31 of the fiscal year to be counted towards overall priority sector target achievement. Investments at March 31 of the preceding year would also be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub segment lending requirements. In December 2014, the Reserve Bank of India restructured the classification of shortfall and interest rates payable to banks on funds placed with the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank and MUDRA Limited towards shortfall in meeting priority sector obligations. For accounting periods commencing April 1, 2015, amounts equivalent to the shortfall placed with specific Government of India funds is included under Schedule 11, under “other assets” in the balance sheet of banks from the earlier categorization under investments.

In April 2016, the Reserve Bank of India allowed banks to trade their priority sector portfolio by selling or buying priority sector lending certificates. Scheduled commercial banks, regional rural banks, local area banks, small finance banks and urban cooperative banks can participate in this trade. Four types of certificates for the categories of agriculture, small and marginal farmers, microenterprises and general category certificates have been allowed. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal year. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates issued and purchased.

In fiscal 2015, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from adjusted net bank credit for the purpose of computing priority sector lending targets, except to the extent that the lending against these bonds is included in priority sector lending. Further, in September 2018, the Reserve Bank of India allowed commercial banks, to engage with a non-deposit taking, systematically important non-banking finance company to co-originate loans for the creation of priority sector assets. It involves joint contribution of credit by both lenders and also sharing of risks and rewards between the bank and the non-banking financial company. Banks can claim priority sector status in respect of their share of credit.

With a view to promote the adequate flow of credit to the micro and small enterprises, in April 2014 the Reserve Bank of India advised banks to provide differential interest rates for such borrowers. While pricing the loan, banks have to take into account incentives made available to micro and small enterprises in the form of credit guarantee cover and the zero risk weight applicable to such guaranteed loans for capital adequacy purposes. In July 2016, the Reserve Bank of India issued directions for lending to the micro, small and medium-sized enterprises sector which take into consideration the recommendations of the Prime Minister’s Task Force on lending to micro, small and medium-sized enterprises. As per the recommendations, banks are required to achieve 20.0% year-on-year growth in credit to micro and small enterprises, 10.0% growth in the number of micro enterprises account and 60.0% of total lending to micro and small sector as on the corresponding quarter of the previous year to micro enterprises.

As per the Ministry of Micro, Small and Medium-Sized Enterprises, the Government of India, the classification of an enterprise as micro, small or medium, is based on the investment in plant and machinery by the enterprise. The original price of the plant and machinery should be taken into account irrespective of whether they were acquired new or second hand. In July 2017, the Reserve Bank of India, referring to the memorandum of the Ministry of Micro, Small, and Medium-Sized Enterprises issued in March, 2017, stated that for ascertaining the investment in plant and machinery for classification of an enterprise as micro, small or medium, the following documents could be relied upon:

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

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group). These measures are consolidated in the Reserve Bank of India’s Master Circular on exposure norms dated July 1, 2015. The limits as per the Master circular on exposure norms are as follows:

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

•     Exposure shall include credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). Non-fund-based exposures are calculated at 100.0% and in addition, banks need to include exposure on account of forward contracts in foreign exchange and other derivative products, like currency swaps and options, computed in accordance with the current exposure method at their replacement cost value in determining individual or group borrower exposure ceilings.

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

In August 2016, the Reserve Bank of India issued guidelines proposing limits on the banking system’s exposure to large borrowers and recommending higher standard asset provisioning and risk weights on incremental exposures beyond the normally permitted lending limits. According to the guidelines, a borrower having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 will be considered a specified borrower. This limit will be gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. The normally permitted lending limit is defined as an amount that is 50.0% of the incremental funds raised over and above the aggregate fund-based credit limit. The general provision required on the incremental exposure above the normally permitted lending limit would be 3.0% and the additional risk weight for such exposure over and above the applicable risk weight would be 75.0%. The framework became applicable from April 1, 2017 with respect to identification of specified borrowers. The disincentive mechanism in terms of additional provisioning and higher risk weights was applicable from April 1, 2018.

Further, in December 2016, the Reserve Bank of India issued additional final guidelines to large borrowers effective from April 1, 2019. The framework prescribes a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties. The eligible capital base is defined as the Tier 1 capital of the bank as against the current norm of total capital funds. Exposure to single non-banking finance company and group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base. In April 2019, the Reserve Bank of India exempted non-centrally cleared derivatives exposures from the purview of the framework till April 1, 2020. In June 2019, the Reserve Bank of India introduced an economic interdependence criteria in the definition of connected counterparties which is applicable from April 1, 2020.

In November 2017, the Reserve Bank of India made it mandatory for large corporate borrowers having total exposure of Rs. 50 million and above in the banking system to obtain a legal entity identifier registration. A borrower who does not obtain the legal entity identifier within the specified timelines will not be eligible for renewal/enhancement of credit facilities. In November 2018, instructions were issued on requirement of legal entity identifier even in participation in non-derivative markets.

Limits on intra-group transaction and exposures

In February 2014, the Reserve Bank of India issued guidelines on management of intra-group transactions and exposures for financial conglomerates. The guidelines prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves in case of all group entities (financial and non-financial) taken together and 10.0% in case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in the form of equity and other capital instruments are exempted from above limits. In case a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, it should bring down the exposure within the limits before March 31, 2016. If the exposure exceeds the permissible limits after March 31, 2016, the excess amount would be deducted from common equity Tier 1 capital of the bank.

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

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10.0% of the investing bank’s capital funds. Further, the banks/financial institutions should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5.0% of the investee bank’s equity capital. The guidelines earlier required banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financial sector which was revised in September 2015 and the requirement for Reserve Bank of India’s approval was removed subject to prescribed conditions.

The Reserve Bank of India has issued detailed guidelines on investments by banks in non-statutory liquidity ratio securities. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper, certificates of deposit and certain non-convertible debentures with original or initial maturity of up to one year issued by corporations and non-banking finance companies. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the SARFAESI Act and registered with the Reserve Bank of India. In December 2007, the Reserve Bank of India also permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to the infrastructure sector.

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

In January 2019, the rupee denominated bonds were brought under the purview of rupee denominated External Commercial Borrowings (ECB). Accordingly, the rupee denominated bonds can now be issued by eligible borrowers under automatic or approval route as per the applicable conditions of ECB.

In April 2017, the Reserve Bank of India permitted banks to participate in Real Estate Investment Trusts and Infrastructure Investment Trusts within the overall ceiling of 20.0% of a bank’s net worth permitted for direct investments in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposures to venture capital funds.

Further, the total investment by banks in liquid or short-term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year is subject to a prudential cap of 10.0% of their net worth as at March 31 of the previous year. A 125.0% risk weight is assigned to all capital market exposures.

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

•     The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held-for-trading securities. In June 2018, the Reserve Bank of India has proposed that the securities issued by state governments be valued at the price at which they are traded in the market in the case of traded securities, and for non-traded securities at the state-specific weighted average spread over the yield of Indian central government securities of equivalent maturity as observed in primary auctions. Final guidelines in this regard have not yet been released.

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

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sale of Indian central government dated securities, subject to the short position being covered within a maximum period of three months. The short selling entity has to ordinarily borrow securities from the repo market, in exceptional situations of market stress (e.g. short squeeze), it can deliver securities from its own held-to-maturity/available for sale/held-for-trading portfolios. All ‘notional’ short sales have to be closed by an outright purchase in the market and the securities so borrowed have to be brought back to the same portfolio, without any change in book value.

In February 2015, the Reserve Bank of India permitted re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to prescribed conditions. In May 2016, the Reserve Bank of India also permitted re-repo of securities received under its Liquidity Adjustment Facility with market participants. In June 2018, the Reserve Bank of India proposed to liberalise the eligible short sale participants and also relax the entity-wise and security category wise limits for short-selling in government securities. Final guidelines in this regard were issued on July 25, 2018. These guidelines, inter alia, set out security level limits on short sales, operational requirements, and reporting and internal control policies. The Reserve Bank of India guidelines supersede all existing regulations on short selling of government securities.

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

Credit default swaps were earlier allowed only on listed corporate bonds and unlisted but rated bonds of infrastructure companies. In January 2013, this was expanded to include unlisted but rated corporate bonds. Further, credit default swaps were permitted on securities with original maturities of up to one year such as commercial paper, certificates of deposit, and non-convertible debentures with original maturities of less than one year.

Subsidiaries and Other Financial and Non-financial Sector Investments

Banks need prior permission of the Reserve Bank of India to incorporate a subsidiary. Banks are required to maintain an “arm’s-length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/ lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we are not able or not permitted to do so ourselves. Banks have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue.

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

In September 2015, the Reserve Bank of India advised that banks which have a capital adequacy ratio of 10.0% or more and have also made net profits as of March 31 of the previous year need not approach the Reserve Bank of India for prior approval for equity investments in financial service companies where after such investment, the holding of the bank remains less than 10.0% of the investee company’s paid-up capital, and the holding of the bank, along with its subsidiaries or joint ventures or entities, continues to remain less than 20.0% of the investee company’s paid-up capital. In September 2017, this requirement of capital adequacy ratio was replaced with minimum prescribed capital including capital conservation buffer.

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

Banks can make investments up to 10.0% of the unit capital of a Real Estate Investment Trust/ Infrastructure Investment Trust subject to an overall ceiling of 20.0% of its net worth. Investments are permitted for direct investments in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposures to Alternative Investment Funds. Banks are also permitted to invest up to 10.0% of the paid up capital/unit capital in a Category I/Category II Alternative Investment Fund. Investment by banks in category III Alternative Investment Fund is prohibited and investment by a bank’s subsidiary in a Category III Alternative Investment Fund is subject to the regulatory minimum prescribed by the Securities and Exchange Board of India.

The Reserve Bank of India has permitted banks to become a Clearing Member of the commodity derivatives segment of recognized exchanges of the Securities and Exchange Board of India subject to satisfying prudential norms and offering broking services only through a separate subsidiary set up for the purpose or one of its existing subsidiaries and fulfilling the terms and conditions mentioned in the master direction on financial services provided by banks.

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

The Reserve Bank of India guidelines require that payment of interest be calculated on savings bank account deposits on daily product basis.

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

Banks are allowed to offer differential rates of interests on domestic deposits of the same maturity subject to the following conditions:

•     bulk deposits are of Rs. 10 million and above. In February 2019, the Reserve Bank of India revised the definition of bulk deposits from Rs 10 million to Rs. 20 million and

•     interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank. Banks are required to maintain the bulk deposit interest rate card in their core banking system to facilitate supervisory review.

. In April 2015, the Reserve Bank of India allowed banks to introduce the feature of early withdrawal facility in a term deposit as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 1.5 million and below should, necessarily, have premature withdrawal facility. For all other term deposits, customers should be given the option to choose between term deposits either with or without premature withdrawal facility. Banks will be required to disclose in advance the schedule of interest rates payable on deposits.

Interest rates on non-resident foreign currency term deposits of one to three years and three to five years are linked to the LIBOR/SWAP rates for the U.S. dollar of corresponding maturity. The rate is periodically prescribed by the Reserve Bank of India. With effect from March 1, 2014, interest rates on FCNR (B) deposits of tenor one to three years was fixed at LIBOR/SWAP plus 200 basis points and interest rate for deposits of tenor three years to five years was fixed at LIBOR/SWAP plus 300 basis points. Interest rates on non-resident rupee savings deposits are set at the rate applicable to domestic savings deposits. Since fiscal 2012, banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits. In August 2013, the Reserve Bank of India removed the ceiling on interest rates for non-resident (external) rupee deposits of three years and above until February 28, 2014. Effective March 1, 2014, the interest rates offered on FCNR (B) deposits of tenor three to five years were re-instated to the ceiling of LIBOR/ SWAP plus 300 basis points as against the exceptional rate of LIBOR/SWAP plus 400 basis points permitted from August 2013 to February 2014. Also, interest rates of non-resident (external) rupee deposits was capped to comparable domestic rupee deposits as compared to the earlier deregulation of interest rates permitted from August 2013 to February 2014. The ceiling on ordinary non-resident accounts however continued.

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

The Reserve Bank of India has issued procedural guidelines for redressal of grievances by the internal ombudsman. According to the guidelines, a bank shall examine the grievances as per its internal grievance redressal mechanism and in case the bank decides to reject a complaint and/or decides to provide only partial relief to the complainant, it should invariably forward such cases to the chief customer service officer/internal ombudsman for further examination. Cases where the bank disagrees with the decision of the internal ombudsman should be reported to the Reserve Bank of India by the internal ombudsman and also the bank with a copy to the respective Banking Ombudsman. In September 2018, the Reserve Bank of India revised the Internal Ombudsman Scheme. The scheme covers, inter-alia, appointment/tenure, roles and responsibilities, procedural guidelines and oversight mechanism for the Internal Ombudsman. In December 2018, the Reserve Bank of India launched the Ombudsman Scheme for digital transactions for redressing complaints relating to deficiency in customer services in digital transactions conducted through non-bank entities regulated by the Reserve Bank of India.

In July 2017, the Reserve Bank of India has issued directions to banks for determining customer liability in case of Unauthorized Electronic Banking Transaction. Banks are required to ask their customers to mandatorily register for SMS alerts and if available e-mail alerts, for electronic banking transactions. SMS alerts must be sent to customers, while email alerts may be sent to whomsoever registered. Customers should notify their bank of any unauthorized electronic banking transaction at the earliest after the occurrence of such transaction, and should be aware that the longer a customer takes to notify the bank of an unauthorized transaction, the higher the risk of loss to the bank or customer. The facility of electronic transactions (other than ATM cash withdrawals) may not be offered to customers who do not provide mobile numbers. The Reserve Bank of India has advised banks to clearly define the rights and obligations of customers in case of unauthorized transactions in specified scenarios. Further, banks are required to formulate/revise their customer relations policy, with approval of their Boards, to cover aspects of customer protection, including the mechanism of creating customer awareness on the risks and responsibilities involved in electronic banking transactions and customer liability in cases of unauthorized electronic banking transaction. In December 2018, the Reserve Bank of India extended the customer protection framework to provide the benefit of limiting customer liability for unauthorised electronic transactions involving Prepaid Payment Instruments (PPIs).

In April 2018, the Reserve Bank of India disallowed entities regulated by it, including banks, to deal in virtual currencies or to provide services facilitating any person or entity in dealing with or settling virtual currencies. Such services include maintaining accounts, registering, trading, settling, clearing, giving loans against virtual tokens, accepting them as collateral, opening accounts of exchanges dealing with them and transfer/receipt of money in accounts relating to purchase/sale of virtual currencies. Regulated entities that were already providing such services were required to exit those relationships within three months.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 accepted by Indian banks must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. Under the Companies Act, 2013, deposit insurance has been made mandatory for companies accepting deposits. In September 2015, the Reserve Bank of India released the Report of the Committee on Differential Premium System for Banks in India, proposing the introduction of risk-based premium in India.

The Depositor Education and Awareness Fund Scheme, 2014—Section 26A of the Banking Regulation Act, 1949

The Reserve Bank of India has advised that banks shall calculate the cumulative balances in all eligible accounts which are unclaimed for more than 10 years along with interest accrued, as at the day prior to May 23, 2014, and such amounts due should be transferred to the Fund on June 30, 2014 (before the close of banking hours). Subsequently, the amount due in each calendar month shall be transferred on the last working day of the subsequent month.

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

In June 2017, the Ministry of Finance (Department of Revenue) notified amendments to the Prevention of Money Laundering Rules, 2005. These amendments require banks to obtain the Aadhaar number (the unique identification number provided by the Government of India) from resident individuals (including authorized signatories of non-individual accounts), along with their Permanent Account Number (the unique identification number required for filing income tax returns). New individual customers were provided a time period of six months from the date of commencement of an account based relationship, whereas existing individual customers were provided time until December 31, 2017 to submit their Aadhaar and Permanent Account numbers, failing which their accounts shall cease to be operational until the time the documents are submitted to the bank.

In April 2018, the Reserve Bank of India directed that the final timelines for submission of Aadhaar and Permanent Account numbers shall be subject to the final judgment of the Honorable Supreme Court. The Supreme Court, by a judgment delivered on September 26, 2018 has struck down as unconstitutional, the amendments to Rule 9 of the Prevention of Money Laundering (Maintenance of Records) Rules, 2005 to the extent Aadhaar number linking was made mandatory for all bank accounts.

In February 2019, the Prevention of Money laundering (Maintenance of Records) Rules, 2005 was amended to include proof of possession of Aadhaar number as an officially valid document acceptable in such forms as are issued by Unique Identification Authority of India. Banks may carry out e-KYC authentication of the Aadhaar number upon receipt of client’s declaration that account shall be used to receive benefits or subsidy from the Consolidated Fund of India. In March 2019, amendments to the Prevention of Money Laundering Act were inserted by The Aadhaar and Other Laws Amendment Ordinance, 2019 which provided a process to verify identity of clients or beneficial owners through Aadhaar authentication by banking companies or offline verification as prescribed in Aadhaar Act with customer consent and without storing core biometric information or Aadhaar number. In May 2019, the Reserve Bank of India issued revised directions incorporating these amendments.

The Reserve Bank of India has prescribed comprehensive guidelines to be observed by banks/financial institutions under its jurisdiction with regard to know your customer, anti-money laundering and combating financing of terrorism procedures in line with the provisions of the Prevention of Money Laundering Act 2002 and Rules notified there under. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer due-diligence procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, regulatory reporting as per the Prevention of Money Laundering Act, 2002, appointment of designated director and principal officer, training of employees and independent audit of anti-money laundering/know your customer framework and provision for simplified know your customer procedures for opening small accounts.

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

According to Reserve Bank of India guidelines regarding prudential limits for interbank liabilities, a bank’s interbank liabilities cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their interbank liabilities, keeping in view their business model. However, banks whose capital to risk assets ratio is at least 25.0% more than the minimum capital to risk assets ratio as on the last day of the previous fiscal year, are allowed a higher limit with respect to interbank liability of up to 300.0% of their net worth. The limits prescribed include only fund based, interbank liabilities within India (including interbank liabilities in foreign currency to banks operating within India), and interbank liabilities outside India are excluded. The Reserve Bank of India guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit. At present, on a daily average basis, call/notice money borrowings should not exceed 100.0% of a bank’s capital funds. However, banks are allowed to borrow a maximum of 125.0% of their capital funds on any day during a fortnight.

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

The Reserve Bank of India has also issued guidelines requiring banks to meet liquidity requirements in the form of Liquidity Coverage Ratio and Net Stable Funding Ratio to ensure banks maintain sufficient funds for meeting short-term and long-term asset maturities.

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

•     open documentary credits;

•     grant import and export loans;

•     handle collection of bills and funds transfer services;

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

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to regulatory authorities/bodies for the setting of financial benchmarks wherever we are nominated. In April 2014, the Reserve Bank of India issued guidelines recommending measures to strengthen the quality, methodology and the governance framework with respect to financial benchmarks. This was based on recommendations submitted by the committee on financial benchmarks. According to the guidelines, banks submitting data would have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, it was proposed that an independent company be set up for the administration of benchmarks. In July 2015, the Financial Benchmarks India Private Limited (FBIL) was set up which would administer the overnight interbank rate and which would be based on the actual traded rate every morning. In March 2018, the Reserve Bank of India advised the Financial Benchmarks India Private Limited to take over the responsibility of computing and disseminating of the reference rate for US$/Rupee and the exchange rate of other major currencies, and the FBIL began the process from July 10, 2018. Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

Gold Monetization Scheme and Sovereign Gold Bonds

In October 2015, the Reserve Bank of India issued guidelines on a gold monetization scheme where banks are allowed to mobilize gold deposits and provide loans against these deposits. The minimum deposit under the gold deposit scheme at any one time is 30 grams of raw gold with short-term bank deposits allowed for a minimum of one to three years, and treated as on-balance sheet liability, and medium-term deposits of five to seven years and long-term of 12-15 years. The medium and long-term deposits will be the liability of the Indian central government. The redemption of medium and long-term deposits, at the option of the depositor, can be either in the Indian rupee equivalent of the value of the deposited gold or in the gold itself.

The Reserve Bank of India also issued guidelines on sovereign gold bonds with investments in such bonds being eligible for statutory liquidity ratio calculations. The bonds could also be used as collateral for loans.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of FEMA. Banks are required to monitor transactions of customers based on predefined rules using a risk-based approach. The transaction monitoring system envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the Financial Intelligence Unit of the respective jurisdiction. Our transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issues guidelines on external commercial borrowings and trade credits from time to time. Consolidated guidelines relating to external commercial borrowings are covered by the Reserve Bank of India in the Master Direction on External Commercial Borrowings, Trade Credit, Borrowing and Lending in Foreign Currency by Authorized Dealers and Persons other than Authorized Dealers dated January 1, 2016, as amended and the Master Direction on Reporting under Foreign Exchange Management Act, 1999, as amended. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings other than issuance of rupee denominated bonds overseas in accordance with the framework for issuance of rupee denominated bonds overseas. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. In April 2018, the Reserve Bank of India revised the external commercial borrowings framework. As per the revised guidelines, eligible borrowers were allowed to raise such borrowings for purposes other than the end-uses restrictions prescribed earlier. Utilization of external commercial borrowing continued to be restricted for capital market investments or acquisitions in India or real estate investments or purchase of land (except when used for affordable housing, construction and development of special economic zones and industrial parks/integrated townships) or working capital purposes or General Corporate or repayment of rupee loan and on-lending for all such restricted purposes.

In September 2015, the Reserve Bank of India allowed Indian resident borrowers to raise trade credit in Rupees after entering into a loan agreement with the overseas lender, subject to certain conditions. Further, overseas lenders of Rupee denominated trade credits are now eligible to hedge their exposure in Rupees through permitted derivative products in the onshore market.

In March 2019, the Reserve Bank of India revised the trade credit policy. The all-in-cost ceiling for trade credit in terms of 6 month LIBOR was reduced to 250 bps from 350 bps. Importers were permitted to offer security of movable assets (including financial assets)/immovable assets (excluding land in special economic zones)/corporate or personal guarantee for availing trade credit. Foreign banks/overseas branches/subsidiaries of Indian banks can issue bank guarantees for availing trade credit.

A new framework for external commercial borrowing was introduced in November 2015 by the Reserve Bank of India. Key features of the revised framework included fewer restrictions on the end-use of external commercial borrowings, a liberal approach for Indian rupee-denominated borrowings where the currency risk is borne by the lender, an expanded list of overseas lenders to include sovereign wealth funds, pension funds and insurance companies, and an enhanced limit for small value external commercial borrowings with minimum average maturity of three years from US$20 million to US$50 million. The framework comprises of three components: (i) medium-term foreign currency borrowings with minimum average maturity of three to five years termed as track I; (ii) long-term foreign currency borrowings with minimum average maturity of 10 years termed as track II and (iii) Indian rupee-denominated borrowings with minimum average maturity of three to five years termed as track III. Lending by overseas branches and subsidiaries of Indian banks is permitted only for medium-term borrowings (track I).

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

Borrowers are permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. This was, however, not permissible from the overseas branches/subsidiaries of Indian banks in January 2018 however pursuant to amendments made in January 2018, the Reserve Bank of India permitted overseas branches/subsidiaries of Indian banks to refinance external commercial borrowings of highly rated (AAA) companies as well as certain categories of public sector units, provided the outstanding maturity of the original borrowing is not reduced and the all-in-cost of fresh external commercial borrowings is lower than the existing external commercial borrowing. Partial refinance of existing external commercial borrowings is also permitted subject to above conditions.

As a measure of rationalizing and liberalizing the external commercial borrowings policy, in April 2018 the Reserve Bank of India introduced certain changes to the framework. Pursuant to these changes, a uniform all-in-cost ceiling of 450 basis points over the benchmark rate was introduced. The benchmark rate for track I and track II was set to the six month LIBOR or applicable benchmark for respective currency and for track III the benchmark was set to the prevailing yield of the Government of India securities of corresponding maturity. The list of eligible borrowers was expanded, and housing finance companies regulated by the National Housing Bank and port trusts were allowed to raise external commercial borrowings under track I subject to 100.0% hedging at all times, and companies engaged in maintenance, repair and overhaul and freight forwarding were permitted rupee denominated borrowings.

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

In April 2016, the framework for issuance of rupee-denominated bonds overseas by Indian corporations was revised. The issuance of rupee-denominated bonds overseas will be within the aggregate limit of foreign investment permitted in corporate debt as notified from time to time. The maximum amount that could be borrowed by an entity in a financial year under the automatic route by issuance of these bonds was Rs. 50 billion. Proposals to borrow beyond Rs. 50 billion required prior approval of the Reserve Bank of India. The rupee-denominated bonds could only be issued in a specified country and could be subscribed by a resident of the specified country. Additionally, the investor subscribing to the rupee-denominated bond could not be a related party to the issuer under the Indian accounting standards. The minimum maturity for these bonds was set at three years to align with the maturity guidelines on foreign investment in corporate bonds through the foreign portfolio investment route. In September 2017, the Reserve Bank of India excluded rupee denominated bonds from the limit of investment by foreign portfolio investors in corporate bonds. This has been effective from October 3, 2017.

In June 2017, the Reserve Bank of India advised that any proposal of borrowing by eligible Indian entities for issuance of these bonds have to be forwarded through the authorized dealer bank to Foreign Exchange Department, of the Reserve Bank for examination under the approval route.

Pursuant to the guidelines, minimum original maturity period for Rupee denominated bonds raised up to US$50 million equivalent in Indian Rupee per financial year should be 3 years and for bonds raised above US$50 million equivalent in Indian Rupee per financial year should be 5 years.

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

In September 2018, the Reserve Bank of India issued guidelines liberalizing the external commercial borrowing policy on rupee denominated bonds permitting Indian banks to participate as arrangers underwriters, market makers and traders in rupee-denominated bonds issued overseas subject to prudential norms. As per the guidelines, eligible borrowers in the manufacturing sector could raise external commercial borrowings up to US$50 million with minimum average maturity of one year, as against the earlier requirement of minimum average maturity of three years.

In January 2019, the Reserve Bank of India revised the External Commercial Borrowing (ECB) framework. The salient features of the new framework are as follows:

•	Medium and long term foreign currency ECB merged as “Foreign Currency denominated ECB”. Rupee ECB and Rupee Denominated Bonds merged as “Rupee Denominated ECB”.

•	Rupee Denominated Bonds permitted to be issued under automatic route subject to conditions.

•	List of eligible borrowers expanded to include entities eligible to receive foreign direct investment.

•	List of recognized lenders expanded to include residents of Financial Action Task Force or International Organisation of Securities Commissions compliant country.

•	Tenor of trade credit restricted to three years from the earlier tenor of five years. Trade credit beyond three years to be treated as ECB.

•	All-in-cost to be borne by the borrower without taking recourse to drawdown of ECB/trade credit.

In February 2019, the Reserve Bank of India issued the draft directions on facilities for hedging exchange risk by residents and non-residents for comments. According to the draft directions, derivative products can be offered to any person resident in India or resident outside India having foreign exchange risk on anticipated or contracted basis. For the purpose of offering derivative contracts users will be classified as retail user and non-retail users. While offering derivative contracts involving Rupee, authorized dealers need to ensure that, the notional and tenor of the contract does not exceed the value and tenor of the exposure, and the same exposure has not been hedged using any another derivative contract.

In October 2018, the Reserve Bank of India issued Electronic Trading Platforms Directions, 2018. As per the directions, an Electronic Trading Platform (ETP) is any electronic system, other than a recognised stock exchange, on which transactions in eligible instruments including securities, money market instruments, foreign exchange instruments, derivatives, or other instruments as may be specified by the Reserve Bank of India are contracted. Banks seeking authorisation to operate an ETP are required to earmark a minimum capital of Rs. 50 million for the purpose.

In March 2019, the Reserve Bank of India issued the directions for all participants dealing in securities, money market instruments, foreign exchange instruments, derivatives or other instruments of like nature for the prevention of market abuse. Market participants shall not engage in market manipulation and benchmark rate manipulation, and should not misuse the non-public price sensitive information for material benefit of itself or to others.

In March 2019, the Reserve Bank of India, permitted non-residents to undertake transactions in the rupee interest rate derivatives markets for the purpose of hedging interest rate risk or otherwise. For the purpose of other than hedging, non-residents, other than individuals are permitted to take overnight index swaps transactions directly with market maker in India or by way of back to back arrangements through a foreign branch/parent/group entity of the market maker.

In June 2019, the Reserve Bank of India announced the introduction of an electronic trading platform for buying/selling foreign exchange by retail customers of banks. This is aimed at enhancing transparency, competition and better pricing for retail customers. The platform can be accessed by any customer of a bank who has a need to purchase or sell US dollar against the rupee for delivery on cash basis, tom basis or spot basis subject to certain conditions.

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

In order to enhance the management’s awareness in Information Technology and Cyber Security, the Reserve Bank of India in August 2018 instructed that members of a bank’s Board, senior management team and the CXOs (viz. Chief Technology Officer, Chief Information Officer, Chief Information Security Officer, Chief Risk Officer) to undergo a mandatory awareness/certification programme in the area of Information Technology and Cyber Security. The Reserve Bank of India has designed programmes for each category of the participants and also stipulated the timelines for completing the certification.

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. In October 2015, the Reserve Bank of India also allowed investments in sovereign gold bonds be considered in the calculation of statutory liquidity ratio. During fiscal 2017, the statutory liquidity ratio was gradually reduced with a 25 basis point reduction each quarter from 21.5% to 21.25% effective April 2, 2016, further to 21.0% effective July 9, 2016, to 20.75% effective October 1, 2016 and 20.50% from January 7, 2017. In fiscal 2018, the statutory liquidity ratio was reduced further by 50 basis points to 20.0% effective June 24, 2017 and further to 19.5% effective October 14, 2017. In December 2018, the Reserve Bank of India proposed the reduction of statutory liquidity ratio requirement of banks by 25 basis points every quarter with effect from January 2019 until the statutory liquidity ratio requirements reach 18.0% of net demand and time liabilities. Currently, the statutory liquidity ratio is at 18.75%, effective since July 2019.

Liquidity Coverage Ratio

In June 2014, the Reserve Bank of India released guidelines implementing the Basel III Framework on Liquidity Standards—Liquidity Coverage Ratio, Liquidity Risk Monitoring Tools and Liquidity Coverage Ratio Disclosure Standards. According to the guidelines, banks have to maintain a minimum liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days. These guidelines are applicable from January 1, 2015, starting with a minimum liquidity coverage ratio requirement of 60.0% and increasing in a phased manner to 100.0% effective from January 1, 2019.

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

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Marginal Standing Facility; (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio. A proportion of net demand and time liabilities under the Facility to Avail Liquidity for Liquidity Coverage Ratio within the mandatory statutory liquidity ratio requirement, was increased to 8.0% in February 2016, to 9% in July 2016, to 11% in June 2018 and to 13% from October 1, 2018. In April 2019, the Reserve Bank of India permitted banks to reckon an additional 2.0% government securities as level one high quality liquid assets, to be introduced in four phases of 25 basis points increase each between April 4, 2019 to April 1, 2020. Thus, a total of 17.0% of net demand and time liabilities comprising statutory liquidity ratio securities was available for banks to recognize as level one high quality liquid assets. Statutory liquidity ratio securities include certain Indian state government securities that would also qualify as level one high quality liquid assets under the Reserve Bank of India guidelines, while the Basel III liquidity standards include only national sovereign securities. Banks in India generally hold a significant proportion of their statutory liquidity ratio securities in the form of investments in Indian central government securities which would qualify as level one high quality liquid assets under the Basel III standards.

In October 2018, the Reserve Bank of India permitted banks to reckon government securities held by them up to an amount equal to their incremental outstanding credit to non-banking finance companies and housing finance companies, over and above the amount of credit to non-banking finance companies and housing finance companies outstanding on their books at October 19, 2018, as level one high quality liquid assets under Facility to Avail Liquidity for Liquidity Coverage Ratio within the mandatory statutory liquidity ratio requirement. In June 2019, the Reserve Bank of India allowed banks to frontload the increase by 0.5% each scheduled in August and December 2019 and permitted banks to reckon the increase of 1.0%, to the extent of incremental outstanding credit to non-banking finance companies and housing finance companies.

From January 1, 2016 onwards, the liquidity coverage ratio standard, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards are applicable to Indian banks on a consolidated basis.

Net Stable Funding Ratio (NSFR)

In May 2018, the Reserve Bank of India issued final guidelines on net stable funding ratio. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. According to the guidelines, net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks will be required to maintain a ratio of at least 100.0% on an ongoing basis. In November 2019, the Reserve Bank of India advised that NSFR guidelines will come into effect from April 1, 2020.

Leverage ratio

In June 2019, the Reserve Bank of India issued guidelines requiring a minimum leverage ratio of 4.0% for domestic systemically important banks and 3.5% for other banks. This will be effective from October 1, 2019. Banks have to meet the leverage ratio requirement at all times. The leverage ratio is measured as tier 1 capital divided by the total exposure and aims to constrain the build-up of leverage in the banking system.

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

•     well-diversified listed financial institutions including the Government of India can hold up to 40.0%; and

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

Voting rights are capped at 15.0%. However, any acquisition of shareholding/voting rights of

5.0% or more will require the prior approval of the Reserve Bank of India. See also “Overview of the

Indian Financial Sector—Structural Reforms—Report on Governance of Boards of Banks in India.”

Holding Companies

In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group, with representatives from the Government of India, various regulatory authorities and banks, to draw a roadmap for the introduction of a holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies.

The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. See also “Overview of the Indian Financial Sector—Structural Reforms —Discussion Paper on Banking Structure.”

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

•     The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed 40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio. Banks should have a minimum capital adequacy ratio of 9.0% for three consecutive years (including the accounting year for which it proposes to declare dividend) and a net non-performing assets ratio of less than 7.0% to be eligible to declare dividends. A bank with a net non-performing assets ratio of less than 3.0% can declare a dividend of up to 35.0% if its capital adequacy ratio for three years is 11.0% or above, a dividend of 30.0% if its capital adequacy ratio is 10.0% or more and up to 25.0% if its capital adequacy ratio is 9.0% or above. A bank with a net nonperforming assets ratio between 3.0% and 5.0% can declare a dividend of up to 25.0%, 20.0% and 15.0% against the three-year capital adequacy ratio of 11.0%, 10.0% and 9.0%, respectively. Similarly, a bank with a net non-performing assets ratio between 5.0% and 7.0% can declare a dividend of up to 15.0%, 10.0% and 5.0% against the three-year capital adequacy ratios of 11.0%, 10.0% and 9.0%, respectively.

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the Government of India for suspension of business by a banking company. The Government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the Government of India for its approval. The Indian central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks. The Reserve Bank of India has consolidated all regulations relating to amalgamation of private sector banks in the Master Direction—Amalgamation of Private Sector Banks, Directions, 2016.

Regulations on Amalgamation between Private Sector Banks and between Banks and Non-banking Finance Companies

In April 2016, the Reserve Bank of India issued revised guidelines on amalgamation between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of the merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of

India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a nonbanking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its Board and the Board of the non-banking finance company, but before it is submitted to the tribunal for approval. See also “—Other Statutes—Competition Act.”

Credit Information Bureaus

The Parliament of India has enacted the Credit Information Companies (Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about individuals or groups who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the Reserve Bank of India specifies may access such disclosed credit information. The Reserve Bank of India is also seeking to strengthen the coverage and use of credit information and had set up a committee in this regard. The committee submitted its recommendations in March 2014 and recommendations included standardized data formats, for furnishing of credit information to credit information companies, common classification of credit scores and best practices to be followed by credit information companies. In June 2014, some of the recommendations were accepted by the Reserve Bank of India and guidelines were issued in this respect. Recently, in June 2016, the Reserve Bank of India issued guidelines requiring banks to share information on investments in commercial paper and unhedged foreign currency exposures of borrowers to the credit information companies.

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Government of India set up an apex-level body called the Financial Stability and Development Council in fiscal 2011. This is an independent body that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates, addresses interregulatory coordination issues and focuses on financial literacy and financial inclusion activities. The Government of India has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector. The commission submitted its report in March 2013 and has proposed an Indian Financial Code that consolidates different laws governing the financial sector. The framework incorporates components like consumer protection, regulation, capital controls, systemic risk and resolution. The Code also proposed the transition to a regulatory system where the Reserve Bank of India regulates the banking and payments system and of a Unified Financial Agency subsuming all other existing financial sector regulators like the Insurance Regulatory Development Authority of India and the Securities and Exchange Board of India.

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

In view of the growing significance of financial technology innovations and their interface with the financial sector, the sub-committee of the Financial Stability and Development Council has set up a working group to look into aspects and developments in fintech. Accordingly, the Reserve Bank of India set up a working group with representatives from various regulatory bodies, rating agencies and select banks. The group has recommended introducing an appropriate framework for a ‘regulatory sandbox’ within a well-defined space and duration.

Resolution Regime for Financial Institutions

The Financial Stability and Development Council constituted a high level working group to consider the strengthening of the resolution regime for financial institutions. The working group submitted its report in May 2014. Some key recommendations of the group include setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The financial resolution framework should be legally enforceable and extend to all financial institutions including banks, non-banks and financial conglomerates. The framework identifies a set of tools like liquidation, purchase and assumption, and bail-in which involve converting existing creditors into shareholders, temporary public ownership, etc. The resolution framework should avoid use of taxpayers’ money and ensure imposition of losses to shareholders and unsecured creditors. In case of financial institutions under distress and deemed to be systemically important, the Government of India taking control of the financial institution can be a last option for resolution when all other options fail. In the Union Budget for fiscal 2017, the Government of India had indicated that a comprehensive Code on Resolution of Financial Firms will be introduced as a bill in Parliament. In this regard, the Financial Resolution and Deposit Insurance Bill, 2017 was introduced in parliament in August 2017 to provide a system for quick, orderly and efficient resolution of financial firms in favor of depositors. This code provides a specialized resolution mechanism to deal with bankruptcy situations in banks, insurance companies, and financial sector entities. The Bill was withdrawn in 2018.

Prompt Corrective Action by the Reserve Bank of India

The Reserve Bank of India revised the Prompt Corrective Action framework for banks effective from April 1, 2017. As per the revised guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. The key criteria for invocation of the prompt correct action include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, (iii) negative return on assets for two consecutive years, or (iv) a leverage ratio of below 4.0%. Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and will be required to take mandatory action for resolution. A bank breaching the risk threshold where the common equity Tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up. In fiscal 2018, eleven public sector banks were under the prompt correct action of the Reserve Bank of India mainly due to impairment in asset quality. Five of these banks were moved out of the prompt corrective action framework during fiscal 2019.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and promote greater financial inclusion, in January 2006 the Reserve Bank of India issued guidelines for the engagement of business correspondents by banks providing banking and financial services. Business correspondents are agents engaged by banks to provide banking services at locations other than a bank branch. Business correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the business correspondents that they engage and to conduct due diligence for minimizing agency risks. When the business correspondent model was introduced in January 2006, the entities permitted to act as business correspondents included individuals such as retired bank employees, retired teachers, individual owners of small, independent grocery stores, medical and fair price shops and certain other individuals. The non-individual entities included non-government organizations or microfinance institutions set up under societies/trust acts, societies registered under mutually aided cooperative societies acts of various states, or the Cooperative Societies Acts of various states, not-for-profit companies and post offices. From September 2010, banks are also allowed to engage companies with large and widespread retail outlets and registered under the Companies Act, excluding non-banking financial companies, as business correspondents in addition to the individuals/entities permitted earlier. In June 2014, the Reserve Bank of India also permitted non-deposit taking non-banking financial companies to be appointed as business correspondents. Further, with a view to scale up the business correspondent channel, the Reserve Bank of India has issued guidelines in April 2014 requiring the board of banks to review the operations and payment of remuneration to business correspondents at least once every six months. In its monetary policy statement announced in April 2016, the Reserve Bank of India has proposed to create a registry of business correspondents.

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

Regulations Governing Prepaid Payment Instruments

In October 2017, following a review of the existing instructions on prepaid payment instruments, the Reserve Bank of India issued master directions on issuance and operation of prepaid payment instruments. These instruments can be issued by banks and non-bank entities only after obtaining prior approval from the Reserve Bank of India. Issuers are required to have Board approved policy for issuance of various types/categories of prepaid instruments, engaging agents, co-branding arrangement, re-validation of gift instruments and all related activities. Semi-closed prepaid instruments up to Rs. 10,000 can be issued by accepting minimum details and are required to be converted into know your customer compliant prepaid payment instruments within 18 months from the date of issuance. Prepaid Payment Instruments up to Rs. 100,000 (open and semi-closed) can be issued after completing know your customer of the pre-paid instrument holder. Gift instrument can be issued up to a maximum value of Rs. 10,000. Prepaid Payment Instruments shall necessarily have additional factor of authentication. The aspects of co-branded prepaid instruments, fraud prevention, customer protection, grievance handling and information system audit are also highlighted in the directions.

Income Computation and Disclosure Standards

In March 2015, the Central Board of Direct Taxes notified the Income Computation and Disclosure Standards (“ICDS”) which provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining our books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 (the “Indian Income Tax Act”) and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Indian Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies. These guidelines were applicable from April 1, 2016.

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

We have been subject to supervision under this framework since fiscal 2013. The Reserve Bank of India also discusses the report with our management team, including the Chairman of the Bank, the Chairman of the Audit Committee, and the Managing Director and CEO. The risk assessment report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. See also “—Loan Loss Provisions and Non-Performing Assets—Asset classification.”

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

On January 13, 2012, the Reserve Bank of India issued guidelines on the compensation of wholetime directors/chief executive officers/risk takers and control function staff of private sector and foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders.

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

In February 2019, the Reserve Bank of India issued a discussion paper proposing revision in guidelines for compensation of wholetime directors, chief executive officers, risk takers and control function staff for public comments. The final guidelines have not been issued.

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

Maintenance of Records

Banks are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering Act, 2002, records of a transaction are to be preserved for five years (changed from 10 years to five years in February 2013) from the date of the transaction between a customer and the bank. The Know-Your-Customer records are required to be preserved for a period of five years from the date of cessation of relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such records to be preserved for eight years. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of eight years.

In April 2018, the Reserve Bank of India has advised system providers to ensure that data relating to payment systems operated by them are stored only in a system located in India. The data should include the full end-to-end transaction details/information collected/carried/processed as part of the message/payment instruction. For the foreign leg of the transaction, if any, the data can also be stored in the foreign country, if required. The Reserve Bank of India advised system providers to ensure compliance within a period of six months and report compliance by October 15, 2018.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, were required to comply with relevant provisions of the Companies Act 1956. In 2013, the Indian Parliament enacted the new Companies Act, including, among other things, provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard was required to be explained in the annual report. In July 2019, the government has proposed certain amendments to the Companies Act, 2013, including the guidelines pertaining to corporate social responsibility. The key proposals in the Bill relating to corporate social responsibility include transferring any amount earmarked for any specific project to an escrow account within thiry days of the end of the financial year and the amount be spent within a period of three financial years, or transfer the unspent amount not earmarked for any project to funds managed by the government of India and qualifying for corporate social responsibility within a period of six months. It also proposes to penalty on companies contravening the provisions of the Act.

Competition Act

The Competition Act 2002 established the Competition Commission of India with the objective of promoting competition, preventing unfair trade practices and protecting the interest of consumers. The Competition Act, 2002 prohibits anti-competitive agreements and abuse of market dominance, and requires the approval of the Competition Commission for mergers and acquisitions involving companies above a certain size. Further, the Competition (Amendment) Bill 2012, to amend the Competition Act 2002, was introduced in the lower house of Parliament in December 2012. The Bill aimed to widen the scope from the enterprise level to the group level in identifying abuse of dominance, give the Government of India the flexibility to specify thresholds for mergers to be regulated under such Act, and make it mandatory for sector-specific regulators to take the views of the Competition Commission of India on mergers and acquisitions in their respective sectors. The bill was later referred to the Standing Committee on Finance, which submitted its report in February 2014. The bill has since lapsed following the dissolution of the Parliament in May 2014 and has not been reintroduced so far by the new Government of India.

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

Regulations Governing Offshore Banking Units

The Government of India and the Reserve Bank of India have permitted banks to set up offshore banking units in Special Economic Zones, which are specially delineated duty-free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. We have an offshore banking unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore banking units include, but are not limited to, the following:

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

In April 2017, the Reserve Bank of India issued guidelines permitting banking units in International Financial Services Centres to undertake derivative transactions including transacting in structured products, becoming a member of an exchange in the interest rate and currency derivative segments, becoming a professional clearing member for clearing and settlement in the derivatives segment, and maintaining special non-resident rupee accounts with a bank in India for handling its administrative expenses in Indian rupees.

In May 2018, the Reserve Bank of India modified the guidelines and provided that the parent bank would be required to provide a minimum capital of US$20 million or equivalent in any foreign currency to its international banking units which should be maintained at all times on an on-going basis at the parent level.

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

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Indian Income Tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability up to March 31, 2013 was permitted to be directly adjusted through reserves and from fiscal year ended March 31, 2014 onwards to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5% of the total income and 10.0% of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company, our subsidiaries offering life insurance and non-life insurance, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

As per the Insurance Regulatory and Development Authority of India (Assets, Liabilities and Solvency Margin of Life Insurance Business) Regulations, 2016, a life insurer is required to maintain a control solvency margin which is currently a solvency ratio of 150%.

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. In fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes are related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. In fiscal 2016, the Insurance Regulatory and Development Authority of India issued regulations on registration of corporate agents for the sale of insurance products where an agent can tie up with up to three insurance companies each in life, nonlife and health insurance sectors. In July 2019, the Insurance Regulatory and Development Authority of India issued revised regulations for Unit Linked (ULIPs) and Non-Linked products replacing the product regulations of fiscal 2014. The key changes include a minimum sum assured at seven times the annual premium; liquidity option for financial exigencies; and increase in revival period to three years for ULIPs and five years for traditional products.

In July 2016, the Insurance Regulatory and Development Authority of India issued revised regulations pertaining to health insurance, the IRDAI (Health Insurance) Regulations 2016 (Health Regulations 2016), replacing the Health Regulations 2013. The Insurance Regulatory and Development Authority of India also replaced the Standardization Guidelines 2013 with the Guidelines on Standardization in Health Insurance of July 29, 2016 (Standardization Guidelines 2016) and the Guidelines on Product Filing in Health Insurance Business of July 29, 2016 (Product Filing Guidelines). Some important changes brought about by the regulations include allowing insurance companies to offer plans that are a mix of any life (earlier only term plan) and health plan, allowing cumulative bonus in benefit plans, offering wellness benefits, permitting insurers to launch pilot products, providing independence and flexibility in the format of standard declarations and disallowing life insurers to offer indemnity-based products. Further, in fiscal 2019, the Insurance Regulatory and Development Authority of India issued a notification with respect to long term motor insurance policies. As per the guidelines, insurers are now allowed to offer third party long term motor insurance policies with a tenure of three years for new cars and five years for new two-wheelers compared to the earlier tenure of one year.

In March 2015, the Insurance Laws (Amendment) Act, 2015, was enacted, which, inter alia, raised the foreign shareholding limit in insurance companies from 26.0% to 49.0%, while requiring the companies to be Indian-owned and controlled. The amendment also eliminated the earlier policy requiring promoters to reduce their stake to 26.0% after completion of 10 years of operations.

Under the Insurance Laws (Amendment) Act, 2015 and regulations issued by the Insurance Regulatory and Development Authority of India, any increase in the shareholding of any investor in an insurance company beyond 5.0%, and any transfer of shareholding in excess of 1.0%, requires the prior approval of the Insurance Regulatory and Development Authority of India. Further, the Insurance Regulatory and Development Authority of India has issued guidelines for listed insurance companies. The guidelines, among other things, propose self-certification of fit and proper criteria by a person intending to acquire equity shares of an insurer amounting to 1.0% or more, but less than 5.0%, of the paid up equity share capital of the insurer, which shall be considered as a deemed approval by the Insurance Regulatory and Development Authority of India.

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

The Government of India along with the Insurance Regulatory and Development Authority of India has taken initiatives to increase insurance penetration. The distribution channels have been liberalized especially in the licensing of insurance agents and the authorizing point-of-sale persons and insurance marketing firms to undertake insurance-related activities. In line with the Government of India’s initiative for promoting digital transactions, the Insurance Regulatory and Development Authority of India has laid down guidelines for electronic issuance of policies and using e-commerce for insurance transactions. Foreign reinsurers and Lloyds of London have been permitted to open branch offices in India with the aim of developing the domestic reinsurance market and augmenting the risk-taking capacity of insurers.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company, our asset management subsidiary, is subject to provisions of the Securities and Exchange Board of India (Mutual Fund) Regulations 1996, as amended from time to time. These regulations regulate and govern, among other things, registration as a mutual fund, restrictions on business activities of an asset management company, process for launching of mutual fund schemes, investment objectives and valuation policies and pricing. In June 2009, the Securities and Exchange Board of India issued guidelines stating that mutual funds could not charge any entry load to investors investing in mutual fund schemes. The Securities and Exchange Board of India has also issued guidelines directing mutual funds to ensure parity of exit loads charged across various unit holder groups.

From fiscal 2015, the tax on long-term capital gains on redemption of debt mutual fund units was increased from 10.0% to 20.0%. The period for defining long-term was also revised from 12 months to 36 months. Further, in March 2015, the Association of Mutual Funds of India introduced a cap of 100 basis points on upfront commission for all mutual fund schemes. This was effective from April 1, 2015. In the Union Budget for fiscal 2019, the Government of India introduced a tax on income distributed by equity oriented mutual funds at the rate of 10.0%.

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

In fiscal 2019, the challenges faced by the non-banking financial companies brought into focus the mutual fund industry’s significant exposure to the sector and issues of credit concentration in the portfolio of mutual funds. Further, a few close-ended debt mutual fund schemes had to delay or reduce scheduled redemptions during the year. There was also a focus on mutual funds’ exposures to corporates against pledges of promoters’ shares. In June 2019, the Securities and Exchange Board of India issued regulations for mutual funds including tighter investment rules for debt mutual funds and enhanced disclosures relating to promoters’ share pledges. Debt mutual funds’ investment exposure limit to a sector was reduced from 25% of total assets to 20%, with at least one-fifth of the investment to be in cash equivalents to be able to meet sudden redemption pressures. Liquid funds have been restricted from investing in debt securities with credit enhancements. The regulator has mandated a security cover of at least four times for investment by mutual fund schemes in debt securities having credit enhancements backed by equities, directly or indirectly. The valuation of debt and money market instruments would now be based on mark-to-market. All fresh investments in equity shares by mutual fund schemes will now have to be made only in listed or to be listed equity shares.

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

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. Our subsidiary in the United Kingdom had established a branch in each of Antwerp, Belgium and Frankfurt, Germany under the European Union Passporting Arrangement. Following the United Kingdom voting to withdraw from the European Union, and while negotiations are yet to be concluded, our subsidiary has obtained a third-country license for its branch in Germany. The subsidiary closed its branch in Belgium during fiscal 2019.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage with professional clients in or from the Dubai International Financial Centre (“DIFC”). Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. Our branch in China is regulated by the China Banking and Insurance Regulatory Commission and the branch in South Africa is regulated by the South Africa Reserve Bank. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Office E-2 & E-4 (Unit No. 18 and 20), Zonal Facility Centre Annexe, Gujarat International Finance Tec-City—Multi-Services-Special Economic Zone, Gandhinagar, Gujarat. In the Union Budget for fiscal 2020, the government has announced the extension of deduction of 100.0% of profit to ten years for units in Gujarat International Finance Tec-City.

Representative Offices

Our representative offices in United Arab Emirates, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

The Government of India entered into a Model 1 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with the United States. ICICI Bank has registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to the Foreign Account Tax Compliance Act with the United Kingdom, Canada, Germany, Belgium, Singapore, Malaysia, Indonesia, the United Arab Emirates, South Africa, Bahrain and reached a similar agreement in substance with China, and a Model 2 inter-governmental agreement with respect to Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable intergovernmental agreements with respect to the Foreign Account Tax Compliance Act and any regulations issued thereunder.

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

Board of Direct Taxes. The common reporting standard has been adopted by the United Kingdom, Canada, Germany, Belgium, Hong Kong, Singapore, Malaysia, Indonesia, South Africa, China, the United Arab Emirates and Bahrain.

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

ADSs issued by Indian companies to non-residents have free convertibility outside India. Under current Indian regulations there is a general permission for the sale/transfer of equity shares underlying ADSs obtained after conversion of ADRs by a person not resident in India to a resident of India if the sale is proposed to be made through a recognized stock exchange or when the underlying shares are being sold in terms of an offer made under Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. For all other cases of sale of shares underlying the ADRs, permission of the Reserve Bank of India is required.

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

On August 28, 2017, a new edition of Consolidated Foreign Direct Investment Policy came into effect, to further liberalize FDI, which is a capital account transaction.

Pursuant to the regulations on transfer or issue of security by a person resident outside India, under the Foreign Exchange Management Act, 1999, a domestic custodian in India is permitted to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs, provided that:

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

The Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADRs/GDRs were notified by the Government of India, Ministry of Finance through notification No.15/23/99-NRI dated July 29, 2002. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange. The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered by shareholders under the aforesaid guidelines. The proceeds of ADS issue raised abroad shall be repatriated into India within a period of one month of the closure of such issue.

Such ADR/GDR issue against existing shares arising out of divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 2011, if ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 or Companies Act, 2013 (as applicable) would have to be obtained prior to the issue. Further, approval of Government of India for foreign equity induction through the offer of existing shares under the ADR/GDR route would also have to be obtained. Also, divestment inducting foreign equity would need to be in conformity with the FDI sectoral policy and the applicable sectoral cap.

The Reserve Bank of India has permitted Indian companies issuing ADSs to repatriate the proceeds of issue to India for deployment for the purposes permitted by the Government of India; pending repatriation of issue proceeds to India, the Indian company among other things may:

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

The Reserve Bank of India permits resident shareholders of Indian companies who offer their shares for conversion to ADSs to receive the sale proceeds in foreign currency. However, the conversion to such ADSs must have the approval of Government of India. Further, the sale proceeds received by residents on conversion of shares to ADSs under the approved sponsored ADR/GDR scheme are permitted to be credited to their Exchange Earners’ Foreign Currency/Resident Foreign Currency (Domestic) accounts or to their rupee accounts in India at their option.

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

In terms of schedule 9 of the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations dated November 9, 2017, pertaining to investment in Depository receipts by a person resident outside India, the guidelines are as below:

1.	Issue/ transfer of eligible instruments to a foreign depository for the purpose of issuance of depository receipts by eligible person(s)

i.	Any security or unit in which a person resident outside India is allowed to invest under these regulations shall be eligible instruments for issue of Depository Receipts in terms of Depository Receipts Scheme, 2014 (DR Scheme, 2014).

ii.	A person will be eligible to issue or transfer eligible instruments to a foreign depository for the purpose of issuance of depository receipts in accordance with the DR Scheme, 2014 and guidelines issued by Central Government in this regard.

iii.	A domestic custodian may purchase eligible instruments on behalf of a person resident outside India, for the purpose of converting the instruments so purchased into depository receipts in terms of DR Scheme 2014.

iv.	The aggregate of eligible instruments which may be issued or transferred to foreign depositories, along with eligible instruments already held by person resident outside India, shall not exceed the limit on foreign holding of such eligible instruments under the Act, rules or regulations framed thereunder.

v.	The eligible instruments shall not be issued or transferred to a foreign depository for the purpose of issuing depository receipts at a price less than the price applicable to a corresponding mode of issue or transfer of such instruments to domestic investors under the applicable laws.

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

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign direct investment

Foreign direct investment means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily and mandatorily convertible preference shares/compulsorily and mandatorily convertible debentures/share warrants of an Indian company under Foreign Exchange Management (Transfer or Issue of Security by a Person Outside India) Regulations, 2017.

The above Regulations inter-alia provide for the following restrictions on foreign ownership for banks:

•	Foreign investors (including indirect foreign investment made by foreign institutional investors and foreign portfolio investors) may own up to 74.0% of our equity share capital subject to guidelines issued by the Reserve Bank of India from time to time. While foreign direct investment up to 49.0% is under automatic route and does not require any specific approval, foreign direct investment beyond 49.0% and up to 74.0% requires approval of the Government of India. Additionally, in case of proposals involving total foreign equity inflow of more than Rs. 50.0 billion, the applicable department shall place the same for consideration of the Cabinet Committee on Economic Affairs. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/ Global Depositary Receipts (Depository Receipts) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/ Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0 % of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital subject to a special resolution to this effect passed by the shareholders of the bank.

•	Any foreign investment in private banks by any person (including his relatives and associate enterprises and persons acting in concert) whereby such shareholding reaches or exceeds 5.0 % shall require prior approval from the Reserve Bank of India for acquisition of shares or voting rights. The Reserve Bank of India shall assess the “fit and proper” status of such foreign investors according to the criteria laid down under the Master Direction dated November 19, 2015 on ‘Prior approval for acquisition of shares or voting rights in private sector banks’ issued by the Reserve Bank of India, which will include extensive information on ownership of the investors and beneficial interest in the shares/voting rights being acquired.

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

•	A foreign bank may operate in India through only one of the three channels viz., (i) branches (ii) a wholly-owned subsidiary and (iii) a subsidiary with aggregate foreign investment up to a maximum of 74.0% in a private bank. A foreign bank regulated by a banking supervisory authority in their home country and meeting the Reserve Bank of India’s licensing criteria will be allowed to set up a wholly- owned subsidiary in India. A foreign bank will be permitted to establish a wholly-owned subsidiary either through conversion of existing branches into a subsidiary or through a fresh banking license. A foreign bank will be permitted to establish a subsidiary through acquisition of shares of an existing private sector bank provided at least 26.0% of the paid-up capital of the private sector bank is held by residents at all times. A subsidiary of a foreign bank will be subject to the licensing requirements and conditions broadly consistent with those for new private sector banks.

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

Under the Portfolio Investment Scheme:

i.	Foreign portfolio investors, as referred in SEBI (FPI) Regulations, 2014, may hold in aggregate up to 24.0% of paid-up equity capital. This limit may be raised to the sectoral cap/statutory ceiling of 74.0% in case of a private sector banking company, subject to resolution of the board of directors, a special resolution of the shareholders and prior notification to the Reserve Bank of India and provided that no single foreign portfolio investor may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	Overseas corporate bodies or OCBs are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India introduced Foreign Portfolio Regulations, 2014 which repealed the SEBI (Foreign Institutional Investors), Regulations, 1995. Under the Foreign Portfolio Regulations, 2014 foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor (FPI) registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The total holding by each FPI or an investor group as referred in SEBI (FPI) Regulations, 2014, shall be less than 10 percent of the total paid-up equity capital on a fully diluted basis or less than 10 percent of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company and the total holdings of all FPIs put together, and the aggregate limit for all foreign portfolio investors cannot exceed 24 percent of paid-up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants, which can be raised further up to the sectoral limit of 74.0% of the total paid-up capital through a special resolution by the board of directors followed by a special resolution passed at a general meeting of the shareholders of the bank. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. In case, the same investor/same set of end investors are constituents of two or more foreign portfolio investments and such investor(s) have a beneficial ownership of more than 50.0% in those foreign portfolio investments, the investment limit of such foreign portfolio investments shall be clubbed at the threshold prescribed for a single foreign portfolio investment. All such foreign portfolio investors will be treated as forming part of an investor group.

Transfer of shares or convertible debentures or warrants by a person resident outside India

A person residing outside India (other than a non-resident Indian/ Overseas Citizens of India and overseas corporate bodies) may transfer by way of sale or gift the shares or convertible debentures or warrants held by him or it to any person residing outside India. A person resident outside India holding the shares or convertible debentures or warrants of an Indian company,

(a)       may transfer the same to a person resident in India by way of gift;

(b)	may sell the same on a recognized stock exchange in India through a registered broker in the manner prescribed by Securities and Exchange Board of India; or

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

From September 2018, all the reporting prescribed under “Foreign Investment in India”, except if specifically stated otherwise, is required to be done through the Single Master Form (SMF) available on the FIRMS platform of the Reserve Bank of India.

From September 2018, an Indian entity or an investment vehicle making a downstream investment in another Indian entity which is considered as indirect foreign investment for the investee Indian entity in terms of Regulation 14 of Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) (Second Amendment) Regulations, 2018 shall, besides notifying DIPP, file Form DI with the Reserve Bank within 30 days from the date of allotment of capital instruments.

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

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the foreign direct investment scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant Foreign Exchange Management Act and the regulations made thereunder, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the Securities and Exchange Board of India, will not be eligible to issue ADSs. Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. However, overseas corporate bodies as defined under applicable Reserve Bank of India regulations, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the Securities and Exchange Board of India are not eligible to subscribe to ADSs issued by Indian companies. Notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, and foreign portfolio investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by non-resident Indians, overseas corporate bodies and foreign institutional investors would be required.

Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25.0% of our total equity, or when such holding is or exceeds 25.0% of the total equity and thereafter such investor acquires additional 5.0% equity within any financial year, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

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

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2015, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.0 billion in June 2015. For fiscal 2016, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.1 billion in July 2016. For fiscal 2017, we paid a dividend, excluding dividend tax, of Rs. 2.50 per equity share (pre-bonus issue), aggregating to Rs. 14.6 billion in July 2017. For fiscal 2018, we paid a dividend, excluding dividend tax, of Rs. 1.50 per equity share, aggregating to Rs. 9.7 billion in September 2018. For fiscal 2019, the Board of directors has proposed a dividend, excluding dividend tax, of Rs. 1.00 per equity share, which will be paid after approval by the shareholders in the forthcoming annual general meeting.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2015	4.60	26.6
2016	5.00	29.0
2017	5.00	29.1
2018	2.50	14.6
2019	1.50	9.7

Dividend income is tax-exempt in the hands of shareholders. However, the Companies are liable to pay dividend distribution tax on distributed profits. In fiscal 2019, we paid dividend distribution tax at the rate of 20.358% (including surcharge and cess) on distributed profits.

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

The Indian Stamp Act, 1899 has been amended on February 21, 2019, however, the amendment has not become effective. After the amendment becomes effective, the stamp duty will be payable on the transfer/sale of equity shares held in non-physical form as well. Sale/transfer of equity shares by a non-resident investor will be subject to stamp duty at the rate of 0.015% on delivery basis or 0.003% on non-delivery basis of the market value of the equity shares. In the case of sale and/or transfer of equity shares other than through depositories or stock exchanges or sale and/or transfer through a depository, stamp duty will be payable by the seller.

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

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. Subject to the PFIC rules described below, the amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupees received, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S. source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, the discussion above regarding concerns expressed by the U.S. Treasury and the PFIC discussion below, if you are a non-corporate U.S. Holder, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at these favorable rates.

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

Under certain circumstances as described under “—Indian Tax—Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your tax adviser with respect to your ability to credit this Indian tax against your U.S. federal income tax liability. Any gain or loss on the sale or exchange of ADSs or equity shares will be U.S. source.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the "Active Banks Proposed Regulations"), which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2019. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form and the manner of their application of the Active Banks Proposed Regulations is not entirely clear because the rules applicable to active insurance companies are subject to change (including under recently proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks and insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

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

The data for fiscal 2015 through fiscal 2019 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

From April 1, 2018, certain subsidiaries of the Bank, namely ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Limited have adopted Ind AS, revised set of accounting standards issued by The Institute of Chartered Accountants of India (which largely converges the Indian accounting standards with International Financial Reporting Standards). However, for preparation of consolidated financial statements of the Bank, financial statements continued to be as per current Indian GAAP of these entities have been considered. All the numbers reported/considered in this document for these subsidiaries are based on current Indian GAAP.

The consolidated financial statements for fiscal 2015 through fiscal 2018 were audited by B S R & Co. LLP, Chartered Accountants, and for fiscal 2019 by Walker Chandiok & Co LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2015 through 2019 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG, are set forth at the end of this annual report.

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

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2019 was Rs. 69.16 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

The Shareholders at the annual general meeting held on September 12, 2018 approved the following:

1.	Re-classification of the authorised share capital of the Bank from Rs. 25.0 billion divided into 10,000,000,000 equity shares of Rs. 2 each, 15,000,000 shares of Rs. 100 each and 350 shares of Rs. 10,000,000 each to Rs. 25.0 billion comprising 12,500,000,000 equity shares of Rs. 2 each;

2.	Clause V of the Memorandum of association of the Bank relating to Capital was substituted by the following Clause:

The authorised capital of the Company shall be Rs. 25,000,000,000 comprising 12,500,000,000 equity shares of Rs. 2 each with power to increase or reclassify or alter the capital of the Company and to divide or consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.

The last amendment as effected to the Articles of Association are as follows:

The Shareholders at the annual general meeting held on September 12, 2018 approved the substitution of Article 5(a) of the Articles of Association of the Bank relating to Capital by the following Clause:

The Authorised Capital of the Company is Rs. 25.0 billion comprising 12,500,000,000 equity shares of Rs. 2 each.

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

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended.
1.2	ICICI Bank Articles of Association, as amended.
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011(incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011.
2.5	ICICI Bank’s Specimen Certificate for Equity Shares.
4.1	ICICI Bank’s Employee Stock Option Plan, as amended.
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
Name: Mr. Rakesh Jha
Title: Group Chief Financial Officer

Place: Mumbai
Date: July 31, 2019

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements For the year ended March 31, 2018 and March 31, 2019 together with Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the Company) as of March 31, 2019 and 2018, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2019 and the related notes and financial statement schedules (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2019, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 of Schedule 18B to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’), and our report dated July 31, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/KPMG

We have served as the Company’s auditor since 1999.

Mumbai, Maharashtra, India

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

To the Stockholders and Board of Directors

ICICI Bank Limited

Opinion on the Internal Control over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2019 and 2018, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2019, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements) and our report dated July 31, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/KPMG

Mumbai, Maharashtra, India

July 31, 2019

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2019	March 31, 2018

CAPITAL AND LIABILITIES

Capital	1	12,894,598	12,858,100
Employees stock options outstanding		46,755	55,699
Reserves and surplus	2	1,129,592,715	1,093,383,172
Minority interest	2A	65,805,358	60,081,860
Deposits	3	6,813,169,361	5,857,961,125
Borrowings	4	2,103,241,208	2,294,018,266
Liabilities on policies in force		1,523,787,542	1,314,884,251
Other liabilities and provisions	5	739,401,370	609,567,929

TOTAL CAPITAL AND LIABILITIES		12,387,938,907	11,242,810,402

ASSETS

Cash and balances with Reserve Bank of India	6	380,662,784	332,726,026
Balances with banks and money at call and short notice	7	493,246,169	557,265,307
Investments	8	3,982,007,553	3,722,076,772
Advances	9	6,469,616,813	5,668,542,198
Fixed assets	10	96,604,227	94,650,053
Other assets	11	965,801,361	867,550,046

TOTAL ASSETS		12,387,938,907	11,242,810,402

Contingent liabilities	12	26,120,719,378	18,910,358,283
Bills for collection		495,791,861	287,054,059
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2019	March 31, 2018	March 31, 2017

I. INCOME
Interest earned	13	719,816,540	621,623,505	609,399,802
Other income	14	593,248,453	568,067,510	524,576,505

TOTAL INCOME		1,313,064,993	1,189,691,015	1,133,976,307

II. EXPENDITURE
Interest expended	15	391,775,414	342,620,468	348,358,328
Operating expenses	16	642,588,800	557,556,292	481,699,705
Provisions and contingencies (refer note 18.7)		221,809,173	198,518,808	190,514,979

TOTAL EXPENDITURE		1,256,173,387	1,098,695,568	1,020,573,012

III. PROFIT/(LOSS)
Net profit for the year		56,891,606	90,995,447	113,403,295
Less: Minority interest		14,349,219	13,873,582	11,519,450
Net profit after minority interest		42,542,387	77,121,865	101,883,845
Profit brought forward		219,991,613	215,045,471	198,210,764

TOTAL PROFIT/(LOSS)		262,534,000	292,167,336	300,094,609

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		8,409,000	16,944,000	24,503,000
Transfer to Reserve Fund		7,569	10,541	9,824
Transfer to Capital Reserve		280,000	25,654,600	52,933,000
Transfer to Capital Redemption Reserve		3,500,000	----	----
Transfer to/(from) Investment Reserve Account		----	----	----
Transfer to/(from) Investment Fluctuation Reserve		12,692,000	----	----
Transfer to Special Reserve		5,352,000	6,206,000	4,867,000
Transfer to/(from) Revenue and other reserves		245,223	6,454,526	446,499
Dividend paid during the year		9,651,292	14,574,649	9,456
Corporate dividend tax paid during the year		1,933,076	2,331,407	2,280,359
Balance carried over to balance sheet		220,463,840	219,991,613	215,045,471

TOTAL		262,534,000	292,167,336	300,094,609

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		6.61	12.02	15.91
Diluted (Rs.)		6.53	11.89	15.84
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

		Year ended
		March 31, 2019	March 31, 2018	March 31, 2017

Cash flow from/(used in) operating activities

Profit before taxes		59,733,445	95,911,046	126,574,260

Adjustments for:
Depreciation and amortisation		10,453,730	10,390,761	10,444,420
Net (appreciation)/depreciation on investments[1]		57,889	(21,343,283)	(57,426,431)
Provision in respect of non-performing and other assets		176,113,934	147,516,047	157,937,006
General provision for standard assets		2,414,407	2,960,374	(3,733,753)
Provision for contingencies & others		22,498,491	9,763,944	2,257,433
(Profit)/loss on sale of fixed assets		22,012	(29,027)	14,230
Employees stock option grants		79,426	131,128	180,903

	(i)	271,373,154	245,300,990	236,248,068

Adjustments for:
(Increase)/decrease in investments		33,463,685	(147,368,884)	(66,071,502)
(Increase)/decrease in advances		(972,978,394)	(687,502,223)	(411,803,233)
Increase/(decrease) in deposits		955,208,236	732,088,482	615,098,725
(Increase)/decrease in other assets		(31,691,451)	(80,169,309)	(81,035,546)
Increase/(decrease) in other liabilities and provisions		314,897,698	175,987,900	292,951,343

	(ii)	298,899,774	(6,964,034)	349,139,787

Refund/(payment) of direct taxes	(iii)	(83,562,401)	(44,507,633)	(59,032,520)

Net cash flow from/(used in) operating activities	((i)+(ii)+(iii)) (A)	486,710,527	193,829,323	526,355,335

Cash flow from/(used in) investing activities
Purchase of fixed assets		(11,481,488)	(10,421,438)	(13,167,144)
Proceeds from sale of fixed assets		468,831	265,828	156,340
(Purchase)/sale of held to maturity securities		(290,459,494)	(495,578,927)	(3,046,583)

Net cash flow from/(used in) investing activities	(B)	(301,472,151)	(505,734,537)	(16,057,387)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		3,486,300	3,939,495	1,772,579
Proceeds from long-term borrowings		262,388,237	430,554,398	403,761,367
Repayment of long-term borrowings		(304,162,713)	(404,339,556)	(508,077,502)
Net proceeds/(repayment) of short-term borrowings		(149,997,897)	383,766,528	(217,920,893)
Dividend and dividend tax paid		(11,688,270)	(17,161,116)	(34,230,910)

Net cash flow from/(used in) financing activities	(C)	(199,974,343)	396,759,749	(354,695,359)

Effect of exchange fluctuation on translation reserve	(D)	(1,346,413)	228,112	(1,053,605)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	(16,082,380)	85,082,647	154,548,984

Cash and cash equivalents at beginning of the year	889,991,333	804,908,686	650,359,702
Cash and cash equivalents at end of the year	873,908,953	889,991,333	804,908,686

1.	For the year ended March 31, 2019, includes gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through an offer for sale on stock exchanges (year ended March 31, 2018: includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, year ended March 31, 2017: includes gain on sale of a part of equity investments in a subsidiary, ICICI Prudential Life Insurance Company Limited, through initial public offers).

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	March 31, 2019	March 31, 2018

Authorised capital
12,500,000,000 equity shares of Rs. 2 each[1] (March 31, 2018: 10,000,000,000 equity shares of Rs. 2 each, 15,000,000 shares of Rs. 100 each[2] and 350 preference shares of Rs. 10.0 million each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
6,427,990,776 equity shares of Rs. 2 each (March 31, 2018: 5,824,476,135 equity shares)	12,855,981	11,648,952
Add: 18,248,877[3] equity shares of Rs. 2 each (March 31, 2018: 603,514,641[3,4] equity shares) issued during the period	36,498	1,207,029
	12,892,479	12,855,981

Add: Forfeited equity shares[5]	2,119	2,119

TOTAL CAPITAL	12,894,598	12,858,100

1.	Pursuant to the approval of shareholders, the Bank has re-classified its authorized share capital during the year ended March 31, 2019.

2.	These shares were of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

3.	Represents equity shares issued pursuant to exercise of employee stock options during the year ended March 31, 2019 (year ended March 31, 2018: 20,530,097 equity shares).

4.	For the year ended March 31, 2018, includes 582,984,544 equity shares issued as bonus shares pursuant to approval by the shareholders of the Bank through postal ballot on June 12, 2017.

5.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Statutory reserve
Opening balance	228,968,519	212,024,519
Additions during the year	8,409,000	16,944,000
Deductions during the year	--	--

Closing balance	237,377,519	228,968,519

II. Special reserve
Opening balance	94,387,700	88,181,700
Additions during the year	5,352,000	6,206,000
Deductions during the year	--	--

Closing balance	99,739,700	94,387,700

III. Securities premium
Opening balance	326,802,474	323,932,017
Additions during the year[1]	3,530,743	4,036,426
Deductions during the year[2]	--	(1,165,969)

Closing balance	330,333,217	326,802,474

IV. Investment reserve account
Opening balance	--	--
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	---	---

V. Investment fluctuation reserve
Opening balance	--	--
Additions during the year[3]	12,692,000	--
Deductions during the year	--	--

Closing balance	12,692,000	---

VI. Unrealised investment reserve[4]
Opening balance	187,932	160,445
Additions during the year	11,439	36,647
Deductions during the year	(84,598)	(9,160)

Closing balance	114,773	187,932

VII. Capital reserve
Opening balance	128,505,616	102,851,016
Additions during the year[5]	280,000	25,654,600
Deductions during the year	--	--

Closing balance[6]	128,785,616	128,505,616

VIII. Capital redemption reserve (refer note 18.6)
Opening balance	--	--
Additions during the year[7]	3,500,000	--
Deductions during the year	--	--

Closing balance	3,500,000	--

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018
IX. Foreign currency translation reserve
Opening balance	19,351,116	19,123,004
Additions during the year	308,432	241,842
Deductions during the year	(1,654,845)	(13,730)

Closing balance	18,004,703	19,351,116

X. Revaluation reserve (refer note 18.16)
Opening balance	30,276,392	30,651,113
Additions during the year[8]	1,038,994	263,895
Deductions during the year[9]	(615,400)	(638,616)

Closing balance	30,699,986	30,276,392

XI. Reserve fund
Opening balance	66,399	55,858
Additions during the year[10]	7,569	10,541
Deductions during the year	--	--

Closing balance	73,968	66,399

XII. Revenue and other reserves
Opening balance	50,099,364	42,581,179
Additions during the year	970,707	8,533,984
Deductions during the year[11]	(2,999,924)	(1,015,799)

Closing balance[12,13,14]	48,070,147	50,099,364

XIII. Balance in profit and loss account[15,16]	220,201,086	214,737,660

TOTAL RESERVES AND SURPLUS	1,129,592,715	1,093,383,172

1.	Includes Rs.3,451.5 million (March 31, 2018: Rs.3,905.3 million) on exercise of employee stock options.

2.	Represents amount utilised on account of issuance of bonus shares during the year ended March 31, 2018.

3.	Represents an amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the year. As per the RBI circular, from the year ended March 31, 2019, an amount not less than the lower of net profit on sale of AFS and HFT category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

4.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

5.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

6.	Includes capital reserve on consolidation amounting to Rs.79.1 million (March 31, 2018: Rs.79.1 million).

7.	Represents amount transferred by the Bank from accumulated profit on account of Redeemable Non-Cumulative Preference Shares (350 RNCPS) of Rs.10.0 million each redeemed at par on April 20, 2018. The Bank has created Capital redemption reserve, as required under the Companies Act, 2013, out of surplus profits available for previous years.

8.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

9.	Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation amounting to Rs.589.5 million (year ended March 31, 2018: Rs.572.4 million) and revaluation surplus on assets sold amounting to Rs.25.9 million (year ended March 31, 2018: Rs.66.2 million) for the year ended March 31, 2019.

10.	Includes appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch.

11.	Includes Rs. 2,209.4 million towards reduction in fair value change account of ICICI Lombard General Insurance Company Limited (March 31, 2018: addition of Rs.316.7 million).

12.	Includes unrealised profit/(loss), net of tax, of Rs.(536.3) million (March 31, 2018: Rs. (530.3) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

13.	Includes restricted reserve of Rs.3.8 million (March 31, 2018: Rs.4.4 million) primarily relating to lapsed contracts of the life insurance subsidiary.

14.	Includes debenture redemption reserve amounting to Rs.135.5 million (March 31, 2018: Rs.58.1 million) of ICICI Lombard General Insurance Company Limited.

15.	During the year ended March 31, 2018, the Bank made provision amounting to Rs.5,254.0 million for frauds on non-retail accounts through reserves and surplus, as permitted by RBI. During the year ended March 31, 2019, the entire provision has been recognised in profit and loss account and equivalent debit has been reversed in reserves and surplus as required by RBI.

16.	Includes impact of Rs.263.0 million (equivalent to CAD 5.1 million) on account of adoption of International Financial Reporting Standards (IFRS) 9– Financial instruments by ICICI Bank Canada. Refer note 18.19 - Adoption of IFRS 9 by ICICI Bank Canada.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

Opening minority interest	60,081,860	48,653,128
Subsequent increase/(decrease) during the year	5,723,498	11,428,732

CLOSING MINORITY INTEREST	65,805,358	60,081,860

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

A. I. Demand deposits
i) From banks	74,141,205	65,794,398
ii) From others	893,908,957	847,859,874
II. Savings bank deposits	2,355,305,786	2,092,910,102
III. Term deposits
i) From banks	165,000,950	115,526,501
ii) From others	3,324,812,463	2,735,870,250

TOTAL DEPOSITS	6,813,169,361	5,857,961,125

B. I. Deposits of branches in India	6,447,910,340	5,552,574,768
II. Deposits of branches/subsidiaries outside India	365,259,021	305,386,357

TOTAL DEPOSITS	6,813,169,361	5,857,961,125

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Borrowings In India
i) Reserve Bank of India	66,551,500	141,737,000
ii) Other banks	98,446,218	82,624,079
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions	279,488,963	298,463,118
iv) Borrowings in the form of
a) Deposits	10,506,425	2,313,944
b) Commercial paper	19,095,340	12,901,469
c) Bonds and debentures (excluding subordinated debt)	220,533,206	252,991,640
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	101,200,000	94,800,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	33,800,000	84,035,112
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of Rs. 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	--	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	142,667,140	143,330,107

TOTAL BORROWINGS IN INDIA	972,288,792	1,116,696,469

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	15,445,655	9,761,898
ii) Bonds and notes	443,701,483	437,325,520
iii) Other borrowings	671,805,278	730,234,379

TOTAL BORROWINGS OUTSIDE INDIA	1,130,952,416	1,177,321,797

TOTAL BORROWINGS	2,103,241,208	2,294,018,266

1.    Secured borrowings in I and II above amount to Rs. 158,484.7 million (March 31, 2018: Rs. 167,214.3 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2019	March 31, 2018

I.	Bills payable	86,191,837	73,070,858
II.	Inter-office adjustments (net)	717,556	976,360
III	Interest accrued	36,648,114	35,896,541
IV	Sundry creditors	336,952,875	279,328,231
V.	General provision for standard assets	31,496,087	28,572,331
VI	Others (including provisions)[1,2,3]	247,394,901	191,723,608

	TOTAL OTHER LIABILITIES AND PROVISIONS	739,401,370	609,567,929

1.	Includes specific provision for standard loans of the Bank amounting to Rs. 4,769.0 million (March 31, 2018: Rs. 7,967.1 million).

2.	Includes corporate dividend tax payble amounting to Rs. 128.3 million (March 31, 2018: Rs. 381.8 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Cash in hand (including foreign currency notes)	89,113,817	82,118,828
II. Balances with Reserve Bank of India in current accounts	291,548,967	250,607,198

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	380,662,784	332,726,026

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018
I. In India
i) Balances with banks
a) in current accounts	4,526,342	3,592,062
b) in other deposit accounts	27,100,732	23,227,230
ii) Money at call and short notice
a) with banks	89,457,750	190,613,750
b) with other institutions	25,216,743	5,783,189

TOTAL	146,301,567	223,216,231

II. Outside India
i) in current accounts	162,722,416	200,772,076
ii) in other deposit accounts	48,959,266	43,495,469
iii) Money at call and short notice	135,262,920	89,781,531

TOTAL	346,944,602	334,049,076

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	493,246,169	557,265,307

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Investments in India [net of provisions]
i) Government securities	1,876,580,127	1,803,209,154
ii) Other approved securities	–	–
iii) Shares (includes equity and preference shares)[1]	133,554,527	127,550,060
iv) Debentures and bonds	391,443,021	339,631,755
v) Assets held to cover linked liabilities of life insurance business	1,109,458,136	975,019,684
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits and other related investments)	348,419,946	372,350,812

TOTAL INVESTMENTS IN INDIA	3,859,455,757	3,617,761,465

II. Investments outside India [net of provisions]
i) Government securities	62,208,341	55,945,624
ii) Others (equity shares, bonds and certificate of deposits)	60,343,455	48,369,683

TOTAL INVESTMENTS OUTSIDE INDIA	122,551,796	104,315,307

TOTAL INVESTMENTS	3,982,007,553	3,722,076,772

A. Investments in India
Gross value of investments[2]	3,888,123,653	3,631,283,280
Less: Aggregate of provision/depreciation/(appreciation)	28,667,896	13,521,815

Net investments	3,859,455,757	3,617,761,465

B. Investments outside India
Gross value of investments	124,604,590	111,536,033
Less: Aggregate of provision/depreciation/(appreciation)	2,052,794	7,220,726

Net investments	122,551,796	104,315,307

TOTAL INVESTMENTS	3,982,007,553	3,722,076,772

1.	Includes cost of investment in associates amounting to Rs. 7,293.5 million (March 31, 2018: Rs.4,981.0 million), goodwill on consolidation of associates amounting to Rs. 163.1 million (March 31, 2018: Rs. 58.1 million).

2.	Includes net appreciation amounting to Rs. 110,501.1 million (March 31, 2018: Rs. 100,750.7 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

A. i) Bills purchased and discounted[1]	367,577,735	298,198,152
ii) Cash credits, overdrafts and loans repayable on demand	1,471,378,348	1,312,537,092
iii) Term loans	4,630,660,730	4,057,806,954

TOTAL ADVANCES	6,469,616,813	5,668,542,198

B. i) Secured by tangible assets (includes advances against book debts)	4,640,335,848	4,224,797,621
ii) Covered by bank/government guarantees	116,401,740	83,969,085
iii) Unsecured	1,712,879,225	1,359,775,492

TOTAL ADVANCES	6,469,616,813	5,668,542,198

C. I. Advances in India
i) Priority sector	1,696,365,965	929,701,682
ii) Public sector	146,431,801	197,704,530
iii) Banks	3,253,967	777,335
iv) Others	3,526,902,944	3,449,858,940

TOTAL ADVANCES IN INDIA	5,372,954,677	4,578,042,487

II. Advances outside India
i) Due from banks	22,387,781	19,294,596
ii) Due from others
a) Bills purchased and discounted	166,989,637	103,993,215
b) Syndicated and term loans	558,394,839	626,140,089
c) Others	348,889,879	341,071,811

TOTAL ADVANCES OUTSIDE INDIA	1,096,662,136	1,090,499,711

TOTAL ADVANCES	6,469,616,813	5,668,542,198

1.	Net of bills re-discounted amounting to Nil (March 31, 2018: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Premises Gross block
At cost at March 31 of preceding year	89,546,213	88,093,455
Additions during the year[1]	2,896,928	3,498,313
Deductions during the year	(801,842)	(2,045,555)
Closing balance	91,641,299	89,546,213
Less: Depreciation to date[2]	(18,131,632)	(16,523,586)

Net block[3]	73,509,667	73,022,627

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	71,014,065	63,839,400
Additions during the year	9,171,004	8,946,032
Deductions during the year	(7,222,207)	(1,771,367)
Closing balance	72,962,862	71,014,065
Less: Depreciation to date[4]	(52,282,900)	(51,801,248)

Net block	20,679,962	19,217,817

III. Assets given on lease Gross block
At cost at March 31 of preceding year	16,714,629	16,904,628
Additions during the year	–	–
Deductions during the year	–	(189,999)
Closing balance	16,714,629	16,714,629
Less: Depreciation to date, accumulated lease adjustment and provisions[5]	(14,300,031)	(14,300,020)

Net block	2,414,598	2,414,609

TOTAL FIXED ASSETS	96,604,227	94,650,053

1.	Includes revaluation gain amounting to Rs. 1,039.0 million (March 31, 2018: Rs. 263.9 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Includes depreciation charge amounting to Rs. 2,096.6 million for the year ended March 31, 2019 (year ended March 31, 2018: Rs. 2,003.5 million), including depreciation charge on account of revaluation of Rs. 589.5 million for the year ended March 31, 2019 (year ended March 31, 2018: Rs. 576.8 million)

3.	Includes assets of Rs. 22.2 million of the Bank (March 31, 2018: Rs. 37.4 million) which are held for sale.

4.	Includes depreciation charge amounting to Rs. 7,361.8 million for the year ended March 31, 2019 (year ended March 31, 2018: Rs. 7,217.9 million).

5.	The depreciation charge/lease adjustment/provisions is an insignificant amount for the year ended March 31, 2019 (year ended March 31, 2018: insignificant amount).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Inter-office adjustments (net)	–	–
II. Interest accrued	98,043,710	89,296,089
III. Tax paid in advance/tax deducted at source (net)	101,872,667	66,655,117
IV. Stationery and stamps	66,696	130,676
V. Non-banking assets acquired in satisfaction of claims[1,2]	10,040,166	19,748,594
VI. Advance for capital assets	2,219,891	1,892,601
VII. Deposits	17,221,877	18,025,278
VIII. Deferred tax asset (net) (refer note 18.10)	109,372,947	78,182,968
IX. Deposits in Rural Infrastructure and Development Fund	292,545,621	269,249,912
X. Others[3,4]	334,417,786	324,368,811

TOTAL OTHER ASSETS	965,801,361	867,550,046

1.	During the year ended March 31, 2019, the Bank has not acquired any assets (year ended March 31, 2018: Rs. 952.6 million) in satisfaction of claims under debt-asset swap transactions. No assets were sold during the year ended March 31, 2019 (year ended March 31, 2018: Rs. 279.1 million).

2.	Represents balance net of provision held by the bank amounting to Rs. 22,147.3 million (year ended March 31, 2018: Rs. 13,148.2 million).

3.	For the year ended March 31, 2018, includes receivable amounting to Rs. 3,988.7 million pertaining to a non-performing loan sold during the year ended March 31, 2018, which was received by the Bank on April 2, 2018.

4.	Includes goodwill on consolidation amounting to Rs. 1,097.0 million (March 31, 2018: Rs. 1,117.5 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2019	March 31, 2018

I. Claims against the Group not acknowledged as debts	65,029,948	72,343,905
II. Liability for partly paid investments	12,455	12,455
III. Liability on account of outstanding forward exchange contracts[1]	4,889,593,918	4,461,284,115
IV. Guarantees given on behalf of constituents
a) In India	851,493,764	746,315,695
b) Outside India	218,124,554	207,158,854
V. Acceptances, endorsements and other obligations	433,839,126	409,964,977
VI. Currency swaps[1]	426,896,157	417,771,418
VII. Interest rate swaps, currency options and interest rate futures[1]	19,125,634,207	12,456,227,130
VIII. Other items for which the Group is contingently liable	110,095,249	139,279,734

TOTAL CONTINGENT LIABILITES	26,120,719,378	18,910,358,283

1.	Represents notional amount.

2.	There has been a Supreme Court (SC) judgement dated February 28, 2019, relating to components of salary structure that need to be taken into account while computing the contribution to provident fund under the Employees Provident Fund (EPF) Act. There are interpretative aspects related to the Judgement including the effective date of application. The Bank will continue to assess any further developments in this matter for the implications on financial statements, if any.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017

I. Interest/discount on advances/bills	508,848,307	432,528,240	420,803,718
II. Income on investments	181,022,872	161,256,201	154,560,724
III. Interest on balances with Reserve Bank of India and other inter-bank funds	9,271,072	8,104,078	6,230,029
IV. Others [1,2]	20,674,289	19,734,986	27,805,331

TOTAL INTEREST EARNED	719,816,540	621,623,505	609,399,802

1.	Includes interest on income tax refunds amounting to Rs. 4,904.1 million (March 31, 2018: Rs. 2,802.2 million, March 31, 2017: Rs. 4,544.1 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended

	March 31, 2019	March 31, 2018	March 31, 2017

I. Commission, exchange and brokerage	126,056,742	112,628,543	96,343,758
II. Profit/(loss) on sale of investments (net)[1]	24,897,889	72,499,841	103,025,387
III. Profit/(loss) on revaluation of investments (net)	1,079,594	(4,429,497)	(3,809,897)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	(22,012)	29,027	(14,230)
V. Profit/(loss) on exchange/derivative transactions (net)[3]	17,837,857	15,856,263	15,150,619
VI. Premium and other operating income from insurance business	420,938,652	369,369,032	312,027,717
VII. Miscellaneous income (including lease income)[4]	2,459,731	2,114,301	1,853,151

TOTAL OTHER INCOME	593,248,453	568,067,510	524,576,505

1.	For the year ended March 31, 2019, includes gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through an offer for sale on stock exchanges (year ended March 31, 2018: includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO). Refer note 18.14 - Sale of equity shareholding in subsidiaries..

2.	Includes profit/(loss) on sale of assets given on lease.

3.	Includes share of profit/(loss) from associates of Rs. 803.2 million (March 31, 2018: Rs. 515.2 million, March 31, 2017: Rs. (41.9) million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)

	Year ended

	March 31, 2019	March 31, 2018	March 31, 2017

I. Interest on deposits	269,951,782	237,396,889	232,626,495
II. Interest on Reserve Bank of India/inter-bank borrowings	24,717,716	15,506,754	15,194,760
III. Others (including interest on borrowings of erstwhile ICICI Limited)	97,105,916	89,716,825	100,537,073

TOTAL INTEREST EXPENDED	391,775,414	342,620,468	348,358,328

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

         (Rs. in thousands)

	Year ended

	March 31, 2019	March 31, 2018	March 31, 2017

I. Payments to and provisions for employees	94,252,552	83,335,270	78,932,552
II. Rent, taxes and lighting[1]	14,347,677	13,090,545	14,051,579
III. Printing and stationery	2,392,372	2,077,493	2,009,142
IV. Advertisement and publicity	23,542,134	12,479,424	9,109,658
V. Depreciation on property	9,458,399	9,221,415	9,116,381
VI. Depreciation (including lease equalisation) on leased assets	13	12	12
VII. Directors' fees, allowances and expenses	117,683	90,476	95,468
VIII. Auditors' fees and expenses	294,854	258,748	251,492
IX. Law charges	2,120,159	1,604,643	1,535,687
X. Postages, courier, telephones, etc.	5,601,896	5,207,606	4,603,585
XI. Repairs and maintenance	17,785,647	17,203,371	13,404,090
XII. Insurance	5,898,349	5,031,155	3,901,930
XIII. Direct marketing agency expenses	19,569,165	17,714,553	13,549,279
XIV. Claims and benefits paid pertaining to insurance business	77,540,597	65,636,309	57,922,567
XV. Other expenses pertaining to insurance business[2]	314,145,809	270,737,611	219,059,330
XVI. Other expenditure[3]	55,521,494	53,867,661	54,156,953

TOTAL OPERATING EXPENSES	642,588,800	557,556,292	481,699,705

1.	Includes lease expense amounting of Rs. 11,425.5 million (March 31, 2018: Rs. 10,990.8 million, March 31, 2017: Rs. 9,810.1 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

3.	During the year ended March 31, 2019, in accordance with the directions of Securities and Exchange Board of India (SEBI) with respect to certain investments by schemes of ICICI Prudential Mutual Fund (the Schemes), ICICI Prudential Asset Management Company Limited (IPAMC) has paid Rs.1,094.5 million to the Schemes and their investors. Further, IPAMC has settled the proceedings on this matter with SEBI and paid an amount of Rs.9.0 million towards settlement terms.

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

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates. The impact of any revision in these estimates is recognised prospectively from the period of change.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	79.22%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	52.87%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	55.87%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	42.33%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV3	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[3]	India	Associate	Software company	19.98%
1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

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

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period.

c)	Income on discounted instruments is recognised over the tenure of the instrument.

d)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

e)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

f)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

g)	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h)	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i)	Fund management and portfolio management fees are recognised on an accrual basis.

j)	The annual/renewal fee on credit cards and debit cards are amortised on a straight line basis over one year.

k)	All other fees are accounted for as and when they become due.

l)	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

m)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight- line basis over the period of the certificate.

n)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

o)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

p)	In case of general insurance business, premium including reinsurance accepted (net of Goods & Services Tax) other than for long-term (with term more than one year) motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recorded on receipt of complete information, for the policy period at the commencement of risk. For crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and re-insurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, premium received (net of Goods & Services Tax) for third party liability coverage is recognised equally over the policy period at the commencement of risk on 1/n basis where ‘n’ denotes the term of the policy in years and premium received for own damage coverage is recognised as per the annual premium allocation determined at the inception of the policy in accordance with the product parameters filed with IRDAI, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded.

q)	In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

r)	In case of general insurance business, insurance premium on ceding of the risk other than for long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the reinsurers. In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, reinsurance premium is recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

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

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank’s equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Securities Limited have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group, except the overseas banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee or other relevant committee in which the options are granted, on the stock exchange on which the shares of the Bank, ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Securities Limited are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

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

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Claim settlement cost, legal and other fees should also form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

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

The liability for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders is the higher of liability calculated using discounted cash flows and unearned premium reserves.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 4.44% to 6.48% per annum (previous year – 4.66% to 6.13% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006 – 2008) Ult.” mortality table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.19% (previous year – 4.38%).

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

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA/FBIL. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The Sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the Sovereign regulator or counterparty quotes.

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

ii)	The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’/’Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in their reserves. Further unrealised gain/loss on investment in ‘Held for Trading’/Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘Held to Maturity’/’amortised cost’ category are carried at amortised cost.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 22.44% of the total investments at March 31, 2019.

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

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed on the basis of the ageing of the loans in the non-performing category. As per RBI guidelines, in respect of non-retail loans reported as fraud to RBI and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period not exceeding four quarters starting from the quarter in

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions, including RBI direction for provision on accounts referred to the National Company Law Tribunal (NCLT) under the Insolvency and Bankruptcy Code, 2016. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b)	Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines.

c)	Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)	The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI’s large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

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

f)	The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii)	In the case of the Bank’s UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iv)	The Bank’s Canadian subsidiary measures impairment loss on all financial assets using Expected Credit Loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD), and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 9.34% of the total loans at March 31, 2019.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

16.	Fixed assets

Fixed assets, other than premises of the Bank and its housing finance subsidiary are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. The useful life of the groups of fixed assets for domestic group companies is based on past experience and expectation of usage, which for some categories of fixed assets, is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

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

Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

	Year ended March 31, 2019	Year ended March 31, 2018
Basic
Weighted average no. of equity shares outstanding	6,435,966,473	6,417,180,759
Net profit attributable to equity share holders	42,542.4	77,121.8
Basic earnings per share (Rs.)	6.61	12.02
Diluted
Weighted average no. of equity shares outstanding	6,509,276,099	6,482,375,300
Net profit attributable to equity share holders	42,474.9	77,098.8
Diluted earnings per share (Rs.)[1]	6.53	11.89
Nominal value per share (Rs.)	2.00	2.00
1.	The dilutive impact is due to options granted to employees by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Arteria Technologies Private Limited1, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

1.	Identified as related party effective from May 29, 2018.

Key management personnel

Mr. Sandeep Bakhshi1, Ms. Vishakha Mulye, Mr. Vijay Chandok, Mr. Anup Bagchi, Mr. N. S. Kannan2 and Ms. Chanda Kochhar3.

1.	Identified as related party effective from June 19, 2018.

2.	Ceased to be related party effective close of business hours on June 18, 2018.

3.	Ceased to be related party effective from October 4, 2018.

Relatives of key management personnel

Ms. Mona Bakhshi1, Mr. Shivam Bakhshi1, Ms. Esha Bakhshi1, Ms. Minal Bakhshi1, Mr. Sameer Bakhshi1, Mr. Vivek Mulye, Ms. Vriddhi Mulye, Dr. Gauresh Palekar, Ms. Shalaka Gadekar, Ms. Manisha Palekar, Ms. Poonam Chandok, Ms. Saluni Chandok, Ms. Simran Chandok, Mr. C. V. Kumar, Ms. Shad Kumar, Ms. Sanjana Gulati, Ms. Mitul Bagchi, Mr. Aditya Bagchi, Mr. Shishir Bagchi, Mr. Arun Bagchi, Mr. Animesh Bagchi, Ms. Rangarajan Kumudalakshmi2, Ms. Aditi Kannan2, Ms. Sudha Narayanan2, Mr. Raghunathan Narayanan2, Mr. Rangarajan Narayanan2, Mr. Deepak Kochhar3, Mr. Arjun Kochhar3, Ms. Aarti Kaji3 and Mr. Mahesh Advani3.

1.	Identified as related party effective from June 19, 2018.

2.	Ceased to be related party effective close of business hours on June 18, 2018.

3.	Ceased to be related party effective from October 4, 2018.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Interest income
Associates/others	264.7	212.6
Key management personnel	11.7	9.0
Relatives of key management personnel	0.0[1]	0.1
Total interest income	276.4	221.7
Fee, commission and other income
Associates/others	58.3	25.1
Key management personnel	1.2	0.5
Relatives of key management personnel	0.2	0.0[1]
Total fee, commission and other income	59.7	25.6
Commission income on guarantees issued
Associates/others	0.1	0.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total commission income on guarantees issued	0.1	0.1
Insurance premium received
Associates/others	24.5	34.0
Key management personnel	1.1	2.6
Relatives of key management personnel	3.4	4.6
Total insurance premium received	29.0	41.2
Gain/(loss) on forex and derivative transactions (net)[2]
Associates/others	0.1	(0.0)[1]
Key management personnel	..	..
Relatives of key management personnel	..	..
Total gain/(loss) on forex and derivative transactions (net)	0.1	(0.0)[1]
Dividend income
Associates/others	63.8	63.8
Total dividend income	63.8	63.8
Reimbursement of expenses to the Group

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Associates/others	..	3.3
Key management personnel	..	..
Relatives of key management personnel	..	..
Total reimbursement of expenses to the Group	..	3.3
Recovery of lease of premises, common corporate and facilities expenses
Associates/others	59.7	69.2
Key management personnel	..	..
Relatives of key management personnel	..	..
Total recovery of lease of premises, common corporate and facilities expenses	59.7	69.2
Recovery of secondment of employees
Associates/others	9.4	8.7
Total recovery of secondment of employees	9.4	8.7
Interest expense
Associates/others	7.8	5.4
Key management personnel	4.2	10.2
Relatives of key management personnel	1.7	3.1
Total interest expense	13.7	18.7
Remuneration to wholetime directors[3]
Key management personnel	270.5	232.9
Total remuneration to wholetime directors	270.5	232.9
Reimbursement of expenses to related parties
Associates/others	0.1	0.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total reimbursement of expenses to related parties	0.1	0.1
Insurance claims paid
Associates/others	..	0.1
Key management personnel	0.1	..
Relatives of key management personnel	..	0.4
Total insurance claims paid	0.1	0.5
Brokerage, fee and other expenses
Associates/others	9,649.2	7,030.4
Key management personnel	..	..
Relatives of key management personnel	..	..
Total brokerage, fee and other expenses	9,649.2	7,030.4
Donation given

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Associates/others	1,031.0	1,182.2
Total donation given	1,031.0	1,182.2
Dividend paid
Associates/others	..	..
Key management personnel	10.5	8.5
Relatives of key management personnel	3.1	0.0[1]
Total dividend paid	13.6	8.5
Investments in the securities issued by related parties
Associates/others	10,000.0	12,907.0
Total investments in the securities issued by related parties	10,000.0	12,907.0
Redemption/buyback of investments
Associates/others	534.7	647.2
Total redemption/buyback of investments	534.7	647.2
Sale of fixed assets
Associates/joint ventures/others	..	..
Key management personnel	7.2	..
Relatives of key management personnel	..	..
Total sale of fixed assets	7.2	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Rs. in million
Particulars		Year ended March 31, 2019	Year ended March 31, 2018
Interest income
1	India Infradebt Limited	261.4	212.6
Fee, commission and other income
1	India Infradebt Limited	58.3	23.4
Commission income on guarantees issued
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Insurance premium received
1	ICICI Foundation for Inclusive Growth	20.5	30.0
2	Mr. Vivek Mulye	3.1	3.2
Gain/(loss) on forex and derivative transactions (net)[2]
1	Arteria Technologies Private Limited[3]	0.1	N.A.
2	ICICI Merchant Services Private Limited	..	(0.0)[1]
3	India Infradebt Limited	..	(0.0)[1]
Dividend income
1	India Infradebt Limited	63.8	63.8
Reimbursement of expenses to the Group
1	India Infradebt Limited	..	3.3
Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Foundation for Inclusive Growth	56.2	63.6
Recovery of secondment of employees
1	I-Process Services (India) Private Limited	9.4	8.7
Interest expense
1	ICICI Foundation for Inclusive Growth	2.3	2.4
2	India Infradebt Limited	2.2	1.7
3	Arteria Technologies Private Limtited[3]	1.6	N.A.
4	Ms. Chanda Kochhar[4]	3.0	9.5
Remuneration to wholetime directors[5]
1	Mr. Sandeep Bakhshi[6]	47.2	N.A.
2	Ms. Vishakha Mulye	50.2	43.1
3	Mr. Vijay Chandok	45.5	44.1
4	Mr. Anup Bagchi	44.1	37.3
5	Mr. N. S. Kannan[7]	9.4	45.1
6	Ms. Chanda Kochhar[4]	74.1	63.3
Reimbursement of expenses to related parties
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.1
Insurance claims paid
1	I-Process Services (India) Private Limited	..	0.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2	Mr. Anup Bagchi	0.1	..
3	Mr. Deepak Kochhar[4]	..	0.4
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	5,463.4	4,600.8
2	ICICI Merchant Services Private Limited	4,174.7	2,415.9
Donation given
1	ICICI Foundation for Inclusive Growth	1,031.0	1,182.2
Dividend paid
1	Mr. Sandeep Bakhshi[6]	3.2	N.A.
2	Ms. Vishakha Mulye	2.6	1.7
3	Mr. Vijay Chandok	0.0[1]	0.0[1]
4	Mr. Anup Bagchi	0.1	0.0[1]
5	Mr. N. S. Kannan[7]	..	1.1
6	Ms. Chanda Kochhar[4]	4.6	5.7
7	Mr. Shivam Bakhshi[6]	1.6	N.A.
Investments in the securities issued by related parties
1	India Infradebt Limited	10,000.0	12,907.0
Redemption/buyback of investments
1	India Advantage Fund-III	272.7	260.8
2	India Advantage Fund-IV	262.0	386.4
Sale of fixed assets
1	Ms. Chanda Kochhar[4]	7.2	..

1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Identified as related party effective from May 29, 2018.

4.	Ceased to be related party effective from October 4, 2018.

5.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

6.	Identified as related party effective from June 19, 2018.

7.	Ceased to be related party effective close of business hours on June 18, 2018.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2019	At March 31, 2018
Deposits with the Group
Associates/others	522.9	1,069.6
Key management personnel	63.2	146.1
Relatives of key management personnel	13.5	120.8
Total deposits with the Group	599.6	1,336.5
Payables
Associates/others	1,797.1	761.0
Key management personnel	0.0[1]	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]
Total payables	1,797.1	761.0
Investments of the Group
Associates/others	10,777.0	6,939.3
Key management personnel	..	..
Relatives of key management personnel	..	..
Total investments of the Group	10,777.0	6,939.3
Investments of related parties in the Group
Associates/others	..	..
Key management personnel	6.5	10.7
Relatives of key management personnel	9.5	0.0[1]
Total investments of related parties in the Group	16.0	10.7
Advances by the Group
Associates/others	45.0	..
Key management personnel	254.1	161.1
Relatives of key management personnel	0.4	0.7
Total advances by the Group	299.5	161.8
Receivables
Associates/others	123.0	85.7
Key management personnel	..	..
Relatives of key management personnel	..	..
Total receivables	123.0	85.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Guarantees issued by the Group
Associates/others	11.2	1.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total guarantees issued by the Group	11.2	1.1

1.	Insignificant amount.

2.	At March 31, 2019, 20,022,000 (March 31, 2018: 38,444,750) employee stock options for key management personnel were outstanding. Excludes stock options granted to key management personnel, which are pending regulatory approvals.

3.	During the year ended March 31, 2019, 2,062,000 (year ended March 31, 2018: 408,119), employee stock options with total exercise price of Rs. 296.3 million (year ended March 31, 2018: Rs. 60.0 million) were exercised by the key management personnel.

V.	Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

Rs. in million

Items	Year ended March 31, 2019	Year ended March 31, 2018
Deposits with the Group
Key management personnel	234.6	198.2
Relatives of key management personnel	175.3	550.5
Payables[1]
Key management personnel	0.0[2]	0.1
Relatives of key management personnel	0.1	0.1
Investments of related parties in the Group[1]
Key management personnel	21.5	10.7
Relatives of key management personnel	9.5	0.0[2]
Advances by the Group
Key management personnel	256.2	203.6
Relatives of key management personnel	0.9	3.1
1.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

2.	Insignificant amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

3.	Employee Stock Option Scheme (ESOS)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting of options. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed 5 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014, vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance vested on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% would vest on April 30, 2019. However, for the options granted in September 2015, if the participant’s employment terminates due to retirement (including pursuant to any early/voluntary retirement scheme), all the unvested options would lapse. Options granted in January 2018 would vest at the end of four years from the date of grant. Certain options granted in May 2018, would vest to the extent of 50% on May 7, 2021 and balance 50% would vest on May 7, 2022 and any unvested options would lapse upon termination of employment due to retirement (including pursuant to early/voluntary retirement scheme).

Options granted prior to March 2014 except mentioned below, vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The exercise price of the Bank’s options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 175.82. This exercise price was the average closing price on stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

Based on intrinsic value of options, no compensation cost was recognised during the year ended March 31, 2019 (year ended March 31, 2018: Nil). If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2019 would have been higher by Rs. 3,179.0 million (year ended March 31, 2018: Rs. 3,526.6 million) and proforma profit after tax would have been Rs. 30,454.0 million (year ended March 31, 2018: Rs. 64,247.6 million). On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs. 4.73 (year ended March 31, 2018: Rs. 10.01) and Rs. 4.68 (March 31, 2018: Rs. 9.91) respectively for the year ended March 31, 2019.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Risk-free interest rate	7.32% to 8.31%	7.06% to 7.59%
Expected life	3.64 to 6.64 years	3.90 to 6.90 years
Expected volatility	30.79% to 32.22%	31.71% to 32.92%
Expected dividend yield	0.43% to 0.80%	0.73% to 1.81%

The weighted average fair value of options granted during the year ended March 31, 2019 was Rs. 107.22 (year ended March 31, 2018: Rs. 86.43).

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behaviour of the employees who receive the option. Expected exercise behaviour is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2019		Year ended March 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	235,672,250	224.19	226,715,682	217.12
Add: Granted during the year[1]	35,419,900	283.91	35,137,770	251.05
Less: Lapsed during the year, net of re-issuance	20,415,499	229.88	5,114,174	248.30
Less: Exercised during the year	18,248,877	191.04	21,067,028	187.00
Outstanding at the end of the year	232,427,774	235.40	235,672,250	224.19
Options exercisable	152,151,329	222.84	136,428,736	208.44

1.	Includes stock options granted to WTDs which are pending regulatory approvals.

The following table sets forth, the summary of stock options outstanding at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-99	1,602,975	79.15	3.84
100-199	33,771,457	166.66	4.23
200-299	196,076,442	248.04	8.11
300-399	976,900	329.56	8.64

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the summary of stock options outstanding at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-99	1,849,150	79.12	4.91
100-199	47,665,539	165.43	4.85
200-299	185,857,561	240.57	9.43
300-399	300,000	309.50	13.79

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2019 was Rs. 326.37 (year ended March 31, 2018: Rs. 296.94).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2019 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 316.8 million for the year ended March 31, 2019 (for the year ended March 31, 2018: Rs. 39.7 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2019		Year ended March 31, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	2,820,888	382.70	2,398,838	352.49
Add: Granted during the year	7,304,150	387.62	656,300	468.60
Less: Forfeited/lapsed during the year	2,115,950	399.14	82,650	410.92
Less : Exercised during the year	285,771	164.40	151,600	261.08
Outstanding at the end of the year	7,723,317	390.92	2,820,888	382.70
Options exercisable	273,037	355.79	2,193,488	358.13

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100-299	90,967	130.00	1.1
300-399	7,025,450	387.58	7.1
400-499	606,900	468.60	10.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100-299	340,113	130.00	2.1
300-400	1,853,375	400.00	0.1
401-500	627,400	468.60	11.4

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2019 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 176.2 million for the year ended March 31, 2019 (for the year ended March 31, 2018: Nil).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2019		Year ended March 31, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	495,140	103.28	3,180,324	125.83
Add: Granted during the year	2,529,700	715.15	..	..
Less: Forfeited/ lapsed during the year	17,700	715.15	21,250	113.06
Less : Exercised during the year	361,640	102.50	2,663,934	130.13
Outstanding at the end of the year	2,645,500	684.37	495,140	103.28
Options exercisable	2,645,500	684.37	495,140	103.28

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35-99	16,000	60.00	1.1
100-200	117,500	111.45	1.6
700-799	2,512,000	715.15	4.3

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35 to 99	147,140	80.89	1.34
100 to 200	348,000	112.74	2.31

ICICI Securities:

ICICI Securities Limited has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2019 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 4.1 million for the year ended March 31, 2019 (for the year ended March 31, 2018: Nil).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2019		Year ended March 31, 2018
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	176,700	256.55	..	..
Less: Forfeited/ lapsed during the year	..	..	..	..
Less : Exercised during the year	..	..	..	..
Outstanding at the end of the year	176,700	256.55	..	..
Options exercisable	..	..	..	..

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-299	176,700	256.55	6.55

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
Nil

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2019 would have been higher by Rs. 3,368.9 million (March 31, 2018: Rs. 3,417.2 million) and proforma consolidated profit after tax would have been Rs. 39,173.5 million (March 31, 2018: Rs. 73,704.6 million). On a proforma basis, the Group’s basic earnings per share would have been Rs. 6.09 (March 31, 2018: Rs. 11.49) and diluted earnings per share would have been Rs. 6.01 (March 31, 2018: Rs. 11.37).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2019	At March 31, 2018
At cost at March 31 of preceding year	24,306.2	20,348.6
Additions during the year	3,060.7	4,062.4
Deductions during the year	(3,760.5)	(104.8)
Depreciation to date	(17,933.7)	(18,678.7)
Net block	5,672.7	5,627.5

5.	Assets on lease

5.1	Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million

Particulars	At March 31, 2019	At March 31, 2018
Not later than one year	673.4	510.1
Later than one year and not later than five years	1,786.2	1,628.9
Later than five years	507.3	664.1
Total	2,966.9	2,803.1

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.2	Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

Rs. in million

Particulars	At March 31, 2019	At March 31, 2018
Future minimum lease receipts
Present value of lease receipts	1,417.8	1,136.8
Unmatured finance charges	89.1	77.5
Sub total	1,506.9	1,214.3
Less: collective provision	(2.8)	(3.0)
Total	1,504.1	1,211.3

Maturity profile of future minimum lease receipts
- Not later than one year	406.5	281.8
- Later than one year and not later than five years	951.3	788.7
- Later than five years	149.1	143.8
Total	1,506.9	1,214.3
Less: collective provision	(2.8)	(3.0)
Total	1,504.1	1,211.3

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

Rs. in million

Particulars	At March 31, 2019	At March 31, 2018
Maturity profile of future present value of finance lease receipts
- Not later than one year	372.7	256.4
- Later than one year and not later than five years	897.4	740.2
- Later than five years	147.7	140.2
Total	1,417.8	1,136.8
Less: collective provision	(2.8)	(3.0)
Total	1,415.0	1,133.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

6.	Preference shares

During the year ended March 31, 2019, the Bank redeemed preference shares of Rs. 3,500.0 million after obtaining requisite approval from RBI. The Bank has created capital redemption reserve of Rs. 3,500.0 million as required under the Companies Act, 2013, out of surplus profits available for previous years.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Provision for depreciation of investments	3,591.3	19,489.3
Provision towards non-performing and other assets	176,113.9	147,516.1
Provision towards income tax
- Current[1]	48,082.8	40,782.1
- Deferred	(30,891.8)	(21,992.9)
Other provisions and contingencies[2]	24,913.0	12,724.2
Total provisions and contingencies	221,809.2	198,518.8
1.	During the year ended March 31, 2018, the Bank has recognised Minimum Alternate Tax (MAT) credit as an asset amounting to Rs. 2,178.0 million, as the normal income tax liability related to the year ended March 31, 2017 was less than the MAT computed as per section 115JB of the Income tax Act, 1961. The MAT asset was fully utilised against the normal income tax liability for the year ended March 31, 2018.

2.	Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on ‘Provisions, Contingent Liabilities and Contingent Assets’, the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible or the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of ‘liabilities for policies in force’. The Appointed Actuary has

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Opening obligations	15,391.1	16,686.9
Service cost	232.2	275.0
Interest cost	1,123.7	1,113.1
Actuarial (gain)/loss	1,803.8	(1,162.8)
Liabilities extinguished on settlement	(1,833.7)	(1,399.0)
Benefits paid	(176.8)	(122.1)
Obligations at the end of year	16,540.3	15,391.1

Opening plan assets, at fair value	16,303.7	16,888.1
Expected return on plan assets	1,381.1	1,433.4
Actuarial gain/(loss)	(125.9)	(449.6)
Assets distributed on settlement	(2,037.4)	(1,554.5)
Contributions	94.1	108.4
Benefits paid	(176.8)	(122.1)
Closing plan assets, at fair value	15,438.8	16,303.7

Fair value of plan assets at the end of the year	15,438.8	16,303.7
Present value of the defined benefit obligations at the end of the year	(16,540.3)	(15,391.1)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	..	(310.1)
Asset/(liability)	(1,101.5)	602.5

Cost[1]
Service cost	232.2	275.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Interest cost	1,123.7	1,113.1
Expected return on plan assets	(1,381.1)	(1,433.4)
Actuarial (gain)/loss	1,929.7	(713.2)
Curtailments & settlements (gain)/loss	203.7	155.5
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(310.1)	241.8
Net cost	1,798.1	(361.2)

Actual return on plan assets	1,255.2	983.8
Expected employer’s contribution next year	1,000.0	3,000.0

Investment details of plan assets
Insurer managed funds	1.00%	0.88%
Government of India securities	49.63%	48.98%
Corporate bonds	44.91%	43.48%
Equity securities in listed companies	3.55%	6.00%
Others	0.91%	0.66%

Assumptions
Discount rate	7.05%	7.45%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Plan assets	15,438.8	16,303.7	16,888.1	13,191.6	10,103.4
Defined benefit obligations	(16,540.3)	(15,391.1)	(16,686.9)	(14,191.6)	(12,999.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	(310.1)	(68.4)	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Surplus/(deficit)	(1,101.5)	602.5	132.8	(1,000.0)	(2,896.5)
Experience adjustment on plan assets	(125.9)	(449.6)	589.5	(4.1)	104.7
Experience adjustment on plan liabilities	1,038.6	290.1	(80.0)	1,503.4	1,271.2

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Opening obligations	11,846.6	11,172.6
Add: Adjustment for exchange fluctuation on opening obligation	3.0	0.4
Adjusted opening obligations	11,849.6	11,173.0
Service cost	1,248.2	1,178.2
Interest cost	919.1	775.8
Actuarial (gain)/loss	473.9	(316.3)
Past service cost	..	16.1
Obligations transferred from/to other companies	(7.4)	33.4
Benefits paid	(1,166.3)	(1,013.6)
Obligations at the end of the year	13,317.1	11,846.6

Opening plan assets, at fair value	10,972.1	10,443.4
Expected return on plan assets	873.5	830.2
Actuarial gain/(loss)	(62.0)	(124.7)
Contributions	1,502.5	803.4
Assets transferred from/to other companies	(7.4)	33.4
Benefits paid	(1,166.3)	(1,013.6)
Closing plan assets, at fair value	12,112.4	10,972.1

Fair value of plan assets at the end of the year	12,112.4	10,972.1
Present value of the defined benefit obligations at the end of the year	(13,317.1)	(11,846.6)
Unrecognised past service cost	0.0	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(1,204.7)	(874.5)

Cost for the year[1]
Service cost	1,248.2	1,178.2
Interest cost	919.1	775.8
Expected return on plan assets	(873.5)	(830.2)
Actuarial (gain)/loss	535.9	(191.6)
Past service cost	..	16.1
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	3.0	0.4
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	1,832.6	948.7

Actual return on plan assets	811.5	705.5
Expected employer’s contribution next year	1,138.0	1,838.0

Investment details of plan assets
Insurer managed funds	18.91%	18.15%
Government of India securities	24.24%	22.50%
Corporate bonds	35.28%	39.86%
Special Deposit schemes	2.40%	2.66%
Equity	10.45%	12.85%
Others	8.71%	3.98%

Assumptions
Discount rate	6.90%-7.80%	7.30%-7.85%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%

1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Plan assets	12,112.4	10,972.1	10,443.4	8,361.6	7,862.7
Defined benefit obligations	(13,317.1)	(11,846.6)	(11,172.6)	(9,389.8)	(8,470.2)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(1,204.7)	(874.5)	(729.2)	(1,028.2)	(607.5)
Experience adjustment on plan assets	(62.0)	(124.7)	542.2	(398.1)	699.4
Experience adjustment on plan liabilities	243.7	261.8	269.8	171.4	70.6

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2019 (year ended March 31, 2018: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Opening obligations	29,587.9	26,198.8
Service cost	1,499.0	1,380.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Interest cost	2,221.5	1,757.2
Actuarial (gain)/loss	447.4	501.7
Employees contribution	2,798.8	2,619.1
Obligations transferred from/to other companies	217.5	354.5
Benefits paid	(3,489.7)	(3,224.1)
Obligations at end of the year	33,282.4	29,587.9

Opening plan assets	29,587.9	26,198.8
Expected return on plan assets	2,656.0	2,274.0
Actuarial gain / (loss)	13.0	(15.1)
Employer contributions	1,499.0	1,380.7
Employees contributions	2,798.8	2,619.1
Assets transfer from/to other companies	217.4	354.5
Benefits paid	(3,489.7)	(3,224.1)
Closing plan assets	33,282.4	29,587.9
Plan assets at the end of the year	33,282.4	29,587.9
Present value of the defined benefit obligations at the end of the year	(33,282.4)	(29,587.9)
Asset/(liability)	-	..

Cost for the year[1]
Service cost	1,499.0	1,380.7
Interest cost	2,221.5	1,757.2
Expected return on plan assets	(2,656.0)	(2,274.0)
Actuarial (gain)/loss	434.4	516.8
Net cost	1,498.9	1,380.7

Actual return on plan assets	2,669.0	2,258.8
Expected employer's contribution next year	1,605.8	1,479.1

Investment details of plan assets
Government of India securities	48.63%	47.65%
Corporate Bonds	44.12%	45.17%
Special deposit scheme	1.63%	1.84%
Others	5.63%	5.34%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Assumptions
Discount rate	6.95%-7.40%	7.35%-7.60%
Expected rate of return on assets	8.21%-8.75%	8.18%-8.95%
Discount rate for the remaining term to maturity of investments	7.30%-7.65%	7.55%-8.05%
Average historic yield on the investment	8.48%-8.91%	8.28%-8.95%
Guaranteed rate of return	8.65%-8.65%	8.55%-8.65%

1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
Plan assets	33,282.4	29,587.9	26,198.8	23,209.5
Defined benefit obligations	(33,282.4)	(29,587.9)	(26,198.8)	(23,209.5)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)	..	..	..	..
Surplus/(deficit)	..	..	..	..
Experience adjustment on plan assets	13.0	(15.1)	(8.3)	27.1
Experience adjustment on plan liabilities	447.4	501.6	310.5	252.5

The Group has contributed Rs. 2,842.6 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2019 (year ended March 31, 2018: Rs. 2,663.0 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 240.2 million for the year ended March 31, 2019 (year ended March 31, 2018: Rs. 219.8 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 132.6 million for the year ended March 31, 2019 (March 31, 2018: Rs. 114.0 million) to NPS for employees who had opted for the scheme.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2019	Year ended March 31, 2018
Cost[1]	888.6	799.9
Assumptions
Discount rate	6.90%-7.80%	7.30%-7.85%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
1.	Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2019 amounted to Rs. 17,191.0 million (March 31, 2018: Rs. 18,789.2 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2019, the Group has recorded net deferred tax asset of Rs. 109,372.9 million (March 31, 2018: Rs. 78,183.0 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million

Particulars	At March 31, 2019	At March 31, 2018
Deferred tax assets
Provision for bad and doubtful debts	134,571.6	103,939.1
Foreign currency translation reserve[1]	283.0	861.2
Others	14,529.5	9,863.4
Total deferred tax assets	149,384.1	114,663.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Deferred tax liabilities
Special reserve deduction	31,535.8	29,671.7
Mark-to-market gains[1]	543.4	346.5
Depreciation on fixed assets	4,905.5	5,084.3
Interest on refund of taxes[1]	2,632.6	1,077.1
Others	393.9	301.1
Total deferred tax liabilities	40,011.2	36,480.7
Total net deferred tax assets/(liabilities)	109,372.9	78,183.0

1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

11.	Information about business and geographical segments

A.	Business Segments

The business segments of the Group have been presented as follows:

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

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

The results of reported segments for the year ended March 31, 2019 are not comparable with that of reported segments for the year ended March 31, 2018 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2019.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	591,723.3	341,685.0	541,021.8	37,425.1	366,987.7	111,526.8	60,995.7	(738,300.4)	1,313,065.0
2	Segment results[1]	82,231.2	(102,423.4)	53,401.0	5,916.3	11,624.0	15,984.2	20,142.7	(12,793.4)	74,082.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									74,082.6
5	Income tax expenses (net)/(net deferred tax credit)									17,191.0
6	Net profit[2] (4) – (5)									56,891.6
	Other information
7	Segment assets	3,071,558.3	2,884,954.5	3,331,049.7	765,251.5	1,626,999.2	329,504.5	314,909.5	(147,533.9)	12,176,693.3
8	Unallocated assets[3]									211,245.6
9	Total assets (7) + (8)									12,387,938.9
10	Segment liabilities	4,889,760.0	1,874,784.2	2,801,718.4[4]	687,857.4[4]	1,629,321.7[4]	334,018.4[4]	318,012.7[4]	(147,533.9)[4]	12,387,938.9
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									12,387,938.9
13	Capital expenditure	5,436.5	1,966.4	..	251.3	1,245.1	1,159.3	970.3	..	11,028.9
14	Depreciation	5,559.0	2,111.0	0.4	193.8	567.2	608.3	435.1	(16.4)	9,458.4
1.	Profit before tax and minority interest

2.	Includes share of net profit of minority shareholders.

3.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

4.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2018.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	502,625.4	300,940.3	515,895.5	31,134.7	325,235.3	95,244.7	59,249.7	(640,634.6)	1,189,691.0
2	Segment results[1]	71,414.2	(82,813.0)	77,451.4	5,705.4	17,191.3	11,962.3	21,040.8	(12,167.8)	109,784.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									109,784.6
5	Income tax expenses (net)/(net deferred tax credit)									18,789.2
6	Net profit[2] (4) – (5)									90,995.4
	Other information
7	Segment assets	2,586,385.4	2,657,712.2	3,304,242.1	680,805.1	1,415,129.1	294,632.6	313,824.1	(154,758.3)	11,097,972.3
8	Unallocated assets[3]									144,838.1
9	Total assets (7) + (8)									11,242,810.4
10	Segment liabilities	4,135,023.7	1,672,682.4	2,947,045.6[4]	611,878.3[4]	1,417,238.7[4]	297,406.3[4]	316,293.7[4]	(154,758.3)[4]	11,242,810.4
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									11,242,810.4
13	Capital expenditure	7,393.7	1,302.8	24.3	89.6	2,430.6	478.1	461.3	..	12,180.4
14	Depreciation	6,665.6	1,081.8	17.7	123.5	436.8	546.5	366.0	(16.5)	9,221.4
1.	Profit before tax and minority interest

2.	Includes share of net profit of minority shareholders.

3.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

4.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2019	Year ended March 31, 2018
Domestic operations	1,248,986.2	1,133,473.4
Foreign operations	64,078.8	56,217.6
Total	1,313,065.0	1,189,691.0

Rs. in million

Assets	At March 31, 2019	At March 31, 2018
Domestic operations	10,719,652.3	9,632,242.3
Foreign operations	1,457,041.0	1,465,730.0
Total	12,176,693.3	11,097,972.3

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2019	Year ended March 31, 2018
Domestic operations	10,704.5	11,954.1	9,273.8	9,072.2
Foreign operations	324.4	226.3	184.6	149.2
Total	11,028.9	12,180.4	9,458.4	9,221.4

12.	Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2019 was Rs. 10.0 million (year ended March 31, 2018: Rs. 627.2 million).

RBI through an order dated February 25, 2019, imposed a monetary penalty of Rs. 10.0 million on the Bank for delay in compliance with RBI’s directives on “Time-bound implementation & strengthening of SWIFT related controls”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

13.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2019 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	94.9%	1,083,680.4	79.1%	33,633.0

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	9,915.6	1.4%	606.5
ICICI Securities Limited	0.9%	10,212.2	11.5%	4,911.8
ICICI Home Finance Company Limited	1.4%	16,428.2	0.7%	279.9
ICICI Trusteeship Services Limited	0.0%[2]	7.0	0.0%[2]	0.4
ICICI Investment Management Company Limited	0.0%[2]	113.4	0.0%[2]	3.8
ICICI Venture Funds Management Company Limited	0.2%	2,315.3	1.6%	690.7
ICICI Prudential Life Insurance Company Limited	6.2%	70,474.5	26.8%	11,406.5
ICICI Lombard General Insurance Company Limited	5.0%	56,588.8	24.7%	10,492.6
ICICI Prudential Trust Limited	0.0%[2]	14.9	0.0%[2]	1.6
ICICI Prudential Asset Management Company Limited	1.0%	11,184.4	16.1%	6,866.7
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	346.1	(0.0%)[2]	(17.2)
Foreign
ICICI Bank UK PLC	2.7%	31,419.3	(8.7%)	(3,696.6)
ICICI Bank Canada	2.6%	29,443.6	6.6%	2,792.3
ICICI International Limited	0.0%[2]	108.2	0.0%[2]	9.8
ICICI Securities Holdings Inc.	0.0%[2]	128.9	0.0%[2]	1.7
ICICI Securities Inc.	0.0%[2]	217.7	0.1%[2]	36.5

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	255.1	0.0%[2]	12.3
Foreign

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

NIL	..	..	..	..

Minority Interests in all subsidiaries	(5.8%)	(65,805.4)	(33.7%)	(14,349.2)

Associates
Indian
I-Process Services (India) Private Limited	..	..	..	..
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	4.7
ICICI Merchant Services Private Limited	..	..	0.0%[2]	1.1
India Infradebt Limited	..	..	1.8%	766.6
India Advantage Fund III	..	..	0.1%[2]	39.6
India Advantage Fund IV	..	..	0.0%[2]	1.6
Arteria Technologies Private Limited	..	..	0.0%	2.8
Foreign

NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(10.0%)	(114,514.1)	(28.1%)	(11,957.1)

TOTAL	100.0%	1,142,534.1	100.0%	42,542.4
1.	Total assets minus total liabilities.
2.	Insignificant.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Associates
Indian
I-Process Services (India) Private Limited	..	..	..	..
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	2.9
ICICI Merchant Services Private Limited	..	..	..	..
India Infradebt Limited	..	..	0.6%	432.5
India Advantage Fund III	..	..	0.0%[2]	10.9
India Advantage Fund IV	..	..	0.0%[2]	(7.9)
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(10.2%)	(113,077.5)	(21.2%)	(16,327.0)

Total net assets/net profit	100.0%	1,106,297.0	100.0%	77,121.9
1.	Total assets minus total liabilities.
2.	Insignificant

14.	Sale of equity shareholding in subsidiaries

During the year ended March 31, 2019, the Bank sold 2.00% of its shareholding in ICICI Prudential Life Insurance Limited and made a net gain of Rs. 10,059.3 million on this sale.

During the year ended March 31, 2018, the Bank sold approximately 7.00% of its shareholding in ICICI Lombard General Insurance Company Limited in the initial public offer (IPO) and made a net gain of Rs. 17,113.2 million on this sale. Further, the Bank sold approximately 20.78% of its shareholding in ICICI Securities Limited in the IPO and made a net gain of Rs. 32,081.6 million on this sale.

15.	Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies (15% of the published net profits after tax for the year ended March 31, 2017) or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2018 and for the year ended March 31, 2017.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

16.	Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2019 was Rs. 57,631.2 million (March 31, 2018: Rs. 57,416.0 million) as compared to the historical cost less accumulated depreciation of Rs. 26,926.8 million (March 31, 2018: Rs. 27,144.0 million).

The revaluation reserve is not available for distribution of dividend.

17.	Proposed dividend on equity and preference shares

The Board of Directors at its meeting held on May 6, 2019 has recommended a dividend of Rs. 1 per equity share for the year ended March 31, 2019 (year ended March 31, 2018: Rs. 1.50 per equity share). The declaration and payment of dividend is subject to requisite approvals.

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

19.	Adoption of IFRS-9 by ICICI Bank Canada

ICICI Bank Canada has adopted International Financial Reporting Standards (IFRS) 9- Financial Instruments for preparation of its financial statements from January 1, 2018. Accordingly, for financial statements of ICICI Bank Canada included in the consolidated financial statements, IFRS 9 has been adopted from April 1, 2018. The impact of Rs. 263.0 million (CAD 5.1 million) on first time adoption of IFRS 9 has been adjusted and shown in Schedule 2- Reserves and Surplus under balance in profit and loss account in the financials for the year ended March 31, 2019.

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

Investment fluctuation reserve: Represents appropriation of net gains on sale of securities classified as available for sale and held for trading, or net profit after mandatory appropriations to other reserves, whichever is lower, until the amount of this reserve is atleast 2% of held for trading and available for sale portfolio.

Unrealised investment reserve: Represents unrealized gains/losses on investments of consolidated venture capital funds.

Capital reserve: Represents amount of gains on sale of securities classified as held to maturity and gains on sale of land and building, net of tax and transfer to statutory reserve.

Capital redemption reserve: Represents appropriations made from the surplus profit available for previous years on redemption of preference shares by the Bank, as required under the Companies Act, 2013.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2019.

Rupees in million

Deposits maturing during the year ending March 31,
2020	2,740,055.8
2021	483,552.2
2022	148,016.7
2023	47,704.9
2024	48,303.4
Thereafter	22,180.3
Total time deposits	3,489,813.3

At March 31, 2019, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,888,743.4 million (March 31, 2018: Rs. 1,524,746.8 million).

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

The following table sets forth a listing of long-term debt at March 31, 2019, by maturity and interest rate profile.

Rupees in million

Long-term debt maturing during the year ending March 31,	Fixed-rate obligations	Floating-rate obligations	Total
2020	265,920.9	127,028.4	392,949.3
2021	276,565.1	55,176.1	331,741.2
2022	108,493.4	51,875.9	160,369.3
2023	128,924.1	119,796.6	248,720.7
2024	117,493.6	31,619.7	149,113.3
Thereafter	287,747.1	134.5	287,881.6
Total	1,185,144.2	385,631.2	1,570,775.4
Less: Unamortized debt issue costs			(796.9)
Total			1,569,978.5

Long-term debt is denominated in various currencies. At March 31, 2019, long-term debt comprises Indian rupee debt of Rs. 767,365.3 million (March 31, 2018: Rs. 780,290.7 million) and foreign currency debt of Rs. 802,613.2 million (March 31, 2018: Rs. 829,076.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

	At March 31, 2019
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
onds issued to institutional/individual investors	498,200.3	8.8%	7.4% to 14.2%	4.1
Refinance from financial institutions	214,319.8	7.1%	4.6% to 10.0%	2.5
Borrowings from other banks	49,097.7	8.8%	8.1% to 9.4%	3.4
Fixed deposits	5,747.5	8.4%	6.9% to 9.1%	2.5
Preference shares	..	..	..	..
Total	767,365.3	8.3%		3.6

Rupees in million

	At March 31, 2018
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	575,156.9	9.0%	7.2% to 14.2%	4.3
Refinance from financial institutions	170,388.0	7.1%	4.6% to 8.7%	2.8
Borrowings from other banks	29,068.5	8.2%	7.9% to 9.5%	3.4
Fixed deposits	2,177.3	8.3%	6.9% to 9.4%	1.3
Preference shares	3,500.0	0.001%	0.001%	0.1
Total	780,290.7	8.5%		3.9

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

	At March 31, 2019
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	455,422.9	4.2%	0.7% to 7.0%	2.7
Other borrowings	347,190.3	2.8%	0.0% to 4.4%	2.3
Total	802,613.2	3.6%		2.5

Rupees in million

	At March 31, 2018
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	443,829.0	4.1%	0.7% to 7.0%	3.6
Other borrowings	385,247.6	2.3%	0.0% to 4.0%	2.3
Total	829,076.6	3.3%		3.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Deposits maintained with the Reserve Bank of India were Rs. 291,541.3 million at March 31, 2019 (March 31, 2018: Rs. 250,570.6 million) towards compliance with the guidelines governing minimum cash reserve requirements. Out of this, the Bank’s minimum cash reserve requirement at March 31, 2019 was Rs. 255,817.8 million (March 31, 2018: Rs. 220,909.8 million) which is subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 26,495.3 million (March 31, 2018: Rs. 20,732.3 million) in deposit, which have original maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2019				At March 31, 2018
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	238,738.0	2,611.9	(1,875.2)	239,474.7	177,703.1	2,346.8	(951.4)	179,098.5
Government securities	1,460,234.4	21,237.1	(4,395.5)	1,477,076.0	1,336,200.7	7,524.2	(14,403.4)	1,329,321.5
Other debt securities	7,654.8	13.4	(0.4)	7,667.8	8,557.0	11.2	(2.2)	8,566.0
Total debt securities	1,706,627.2	23,862.4	(6,271.1)	1,724,218.5	1,522,460.8	9,882.2	(15,357.0)	1,516,986.0
Equity shares	367.3	..	..	367.3	326.1	..	..	326.1
Other securities	7,070.9	588.2	(117.4)	7,541.7	6,658.8	1,207.6	(59.1)	7,807.3
Total	1,714,065.4	24,450.6	(6,388.5)	1,732,127.5	1,529,445.7	11,089.8	(15,416.1)	1,525,119.4

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2019				At March 31, 2018
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	155,043.4	2,391.6	(1,139.0)	156,296.0	157,992.4	1,461.2	(1,664.0)	157,789.6
Government securities	348,982.2	1,855.2	(105.9)	350,731.5	350,051.2	820.9	(716.4)	350,155.7
Other debt securities	197,289.5	2,625.1	(886.4)	199,028.2	193,297.8	114.5	(1,301.4)	192,110.9
Total debt securities	701,315.1	6,871.9	(2,131.3)	706,055.7	701,341.4	2,396.6	(3,681.8)	700,056.2
Equity shares	129,583.4	34,545.6	(26,517.5)	137,611.5	109,137.5	40,839.5	(18,614.8)	131,362.2
Other securities	61,589.8	5,980.7	(1,997.8)	65,572.7	70,657.4	11,409.6	(4,567.7)	77,499.3
Total	892,488.3	47,398.2	(30,646.6)	909,239.9	881,136.3	54,645.7	(26,864.3)	908,917.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2019	2018	2017
Interest	43,038.9	37,152.4	34,736.5
Dividend	1,721.4	1,321.6	1,415.6
Total	44,760.3	38,474.0	36,152.1

Gross realized gain	32,690.4	41,714.9	14,488.6
Gross realized loss	(7,823.3)	(3,934.1)	(2,720.6)
Total	24,867.1	37,780.8	11,768.0

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2019	2018	2017
Interest and dividend	20,527.8	22,211.7	21,283.6
Realized gain/(loss) on sale of trading portfolio	(50.0)	(1,937.9)	10,840.3
Unrealized gain/(loss) on trading portfolio	659.2	713.8	(1,758.6)
Total	21,137.0	20,987.6	30,365.3

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2019, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	21,667.7	21,726.7
One to five years	97,226.5	97,475.6
Five to ten years	111,693.1	112,074.3
Greater than ten years	8,150.7	8,198.1
Total corporate debt securities	238,738.0	239,474.7
Government securities
Less than one year	9,107.6	9,119.2
One to five years	559,081.3	565,336.4
Five to ten years	591,112.2	597,710.6
Greater than ten years	300,933.3	304,909.8
Total government securities	1,460,234.4	1,477,076.0
Other debt securities
Less than one year	7,654.8	7,667.8
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	7,654.8	7,667.8
Total debt securities classified as held to maturity	1,706,627.2	1,724,218.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2019, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	12,634.1	12,660.2
One to five years	111,043.7	111,691.4
Five to ten years	25,757.6	26,488.9
Greater than ten years	5,608.0	5,455.5
Total corporate debt securities	155,043.4	156,296.0
Government securities
Less than one year	145,589.4	145,798.4
One to five years	155,485.6	156,665.9
Five to ten years	46,530.7	46,879.4
Greater than ten years	1,376.5	1,387.8
Total Government securities	348,982.2	350,731.5
Other debt securities
Less than one year	113,914.2	114,361.4
One to five years	62,301.5	62,938.3
Five to ten years	9,258.0	9,403.7
Greater than ten years	11,815.8	12,324.8
Total other debt securities	197,289.5	199,028.2
Total debt securities classified as available for sale	701,315.1	706,055.7

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2019, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility offered by Reserve Bank of India amounted to Rs. 148,045.3 million (March 31, 2018: Rs. 213,227.0 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 107,081.6 million (March 31, 2018: Rs. 151,407.2 million).

During fiscal 2019, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 155,902.1 million (March 31, 2018: Rs. 118,739.2 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 73,226.1 million (March 31, 2018: Rs. 79,897.9 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2019	2018
Commercial loans	3,234,407.0	3,018,836.3
Term loans	1,773,504.6	1,717,084.0
Working capital facilities[1]	1,460,902.4	1,301,752.3
Consumer loans and credit card receivable	3,578,558.3	2,924,289.3
Mortgage loans	2,098,716.3	1,770,663.1
Other secured loans	1,010,863.1	822,953.4
Credit cards	127,273.3	96,573.7
Other unsecured loans	341,705.6	234,099.1
Lease financing[2]	1,417.8	1,136.8
Total gross advances	6,814,383.1	5,944,262.4
Provision for loan losses[3]	(344,766.3)	(275,720.2)
Total net advances	6,469,616.8	5,668,542.2

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

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

The Bank’s mortgage loan portfolio includes home loans made to individuals and business entities and loan against mortgage of property for any business or personal requirement. Typically, mortgage loans are secured by first and exclusive liens on the financed properties. Borrower default risk is mitigated by rigorous credit review procedures. The Bank’s mortgage loan portfolio risk is driven primarily by interest rate movement, the loan-to-value ratios of the loans in the portfolio changes in property price, the nature of the borrowers’ employment (e.g., salaried or self-employed) and the borrowers’ income levels.

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

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2019	2018
Less than one year	1,963,603.8	1,702,635.4
One to five years	2,918,084.0	2,479,244.5
Greater than five years	1,587,929.0	1,486,662.3
Total	6,469,616.8	5,668,542.2

Interest income on loans

The Bank and its housing finance subsidiary recognizes interest income on loans in the profit and loss account as it accrues except in the case of non-performing loans where interest is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgrade. For assets, where the Bank invoked resolution scheme of strategic debt restructuring, change in ownership outside strategic debt restructuring or sustainable structuring of stressed assets, the interest income was recognized upon realization during the stand-still period. From February 12, 2018, Reserve Bank of India withdrew the scheme of strategic debt restructuring, change in ownership outside strategic debt restructuring or sustainable structuring of stressed assets and the interest income for the cases, where these resolution schemes were not implemented, has been recognized as per the income recognition and asset classification norms of Reserve Bank of India. The overseas banking subsidiaries of the Bank recognize interest on loans as it accrues except in the case of impaired loans where interest is accrued on net loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Commercial loans[1]	224,381.1	193,726.0	196,000.1
Consumer loans and credit card receivables[2]	284,448.2	238,801.1	224,803.6
Lease financing[3]	19.0	1.1	..
Total	508,848.3	432,528.2	420,803.7

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. From February 12, 2018 this definition has been expanded to include loans where the Bank has entered into a settlement and the time given for payment of the settlement amount exceeds three months. Upto February 12, 2018, loan accounts subjected to restructuring by the Bank were upgraded to the standard category from standard restructured category if the borrower demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower was reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year was from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. From February 12, 2018, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- or better) at the end of the ‘specified period’ by credit rating agencies accredited with the Reserve Bank of India. Borrower accounts with an aggregate exposure of Rs. 5.00 billion and above require ratings from two credit rating agencies while those below Rs. 5.00 billion require a rating from one credit rating agency. The Reserve Bank of India has separate guidelines for restructured loans. Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. Loans restructured by the Bank after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling the principal repayments and/or the interest element are classified as non-performing.

At March 31, 2019, the Group had committed to lend (including non fund-based facilities) Rs. 754.2 million (March 31, 2018: Rs. 2,967.4 million) to borrowers who are parties to standard restructurings.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2019	2018
Commercial loans
Term loans	1,552.6	16,023.8
Working capital facilities	2,046.6	2,325.2
Consumer loans
Mortgage loans	53.1	44.7
Other secured loans	85.0	185.1
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Total gross restructured loans	3,737.3	18,578.8
Provision for loan losses	(278.9)	(628.1)
Total net restructured loans	3,458.4	17,950.7

Represents entire borrower level outstanding of the restructured accounts.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which sought to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, the Reserve Bank of India withdrew the scheme for sustainable structuring of stressed assets and stand-still benefit was withdrawn where such schemes were not implemented on that date. At March 31, 2019, the portfolio of loans where this scheme had been implemented by the Bank was Rs. 6.2 billion (March 31, 2018: Rs. 6.6 billion).

In fiscal 2016, the Reserve Bank of India issued guidelines permitting banks to flexibly structure long-term project loans to infrastructure and other core industries with an option to periodically refinance the loans without such refinancing being considered as restructuring. At March 31, 2019, the portfolio of such loans was Rs. 45.9 billion (March 31, 2018: Rs. 60.6 billion) out of which Rs. 19.1 billion (March 31, 2018: Rs. 21.2 billion) was classified as performing loans.

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by banks within stipulated timelines and certain other non-financial parameters. Advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount of outstanding in the host country. In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per the National Housing Bank guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Bank. Loans in the Bank’s United Kingdom’s subsidiary are classified as impaired if there is objective evidence of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

The following table sets forth, for the periods indicated, a listing of non-performing loans.

Rupees in million

	At March 31,
	2019	2018
Commercial loans
Term loans	310,119.6	376,121.1
Working capital loans	124,160.1	150,433.7
Consumer loans
Mortgage loans	18,395.7	16,526.1
Other secured loans	21,825.9	16,085.0
Credit cards	4,661.4	3,136.0
Other unsecured loans	6,526.6	4,736.1
Lease financing	..	..
Total gross non-performing loans	485,689.3	567,038.0
Provision for loan losses	(343,643.1)	(274,118.0)
Total net non-performing loans	142,046.2	292,920.0

Identification of loans as non-performing/impaired is in line with guidelines applicable to the Bank and respective subsidiaries.

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provisions against performing loans as per the requirements of respective regulators. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank and its housing finance subsidiary are higher than the minimum regulatory requirements. The Bank’s United Kingdom’s subsidiary maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on individual assessment of expected cash flows from such assets. The Bank makes provision on assets that are restructured/rescheduled in accordance with the applicable Reserve Bank of India guidelines on restructuring of advances by banks.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Provision for loan losses at the beginning of the year	628.1	3,011.6	7,581.4
Provision for loan losses made during the year	16.0	28.6	270.8
Reduction/write-back of excess provision[1]	(365.2)	(2,412.1)	(4,840.6)
Provision for loan losses at the end of the year	278.9	628.1	3,011.6

1.	Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Provision for loan losses at the beginning of the year	274,118.0	186,950.7	143,771.2
Provision for loan losses made during the year	206,845.5	205,183.6	170,530.5
Write-off/write-back of excess provision[1]	(137,320.4)	(118,016.3)	(127,351.0)
Provision for loan losses at the end of the year	343,643.1	274,118.0	186,950.7

1.	Includes provisions on loans which were upgraded during the period.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2019.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	251,833.6	22,284.4	..	..	274,118.0
Add: Provisions for loan losses	193,905.8	12,939.7	..	..	206,845.5
Less: Utilized for write-off of loans	(120,493.5)	(1,640.9)	..	..	(122,134.4)
Less: Write back of excess provisions	(9,855.8)	(5,330.2)	..	..	(15,186.0)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	315,390.1	28,253.0	..	..	343,643.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	5,888.3	3.8	..	31,496.1	37,388.2
C. Aggregate provision for loan losses at the end of the year (A) + (B)	321,278.4	28,256.8	..	31,496.1	381,031.3
Closing balance: individually evaluated for impairment	321,278.4	28,256.8	..	..	349,535.2
Closing balance: collectively evaluated for impairment	..	..	..	31,496.1	31,496.1
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

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

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2019, the Bank’s Canadian subsidiary classified its exposure of Rs. 13,733.7 million as Stage-2 (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance of Rs. 447.8 million.

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date fixed by the Bank or its subsidiaries.

The following table sets forth the aging analysis of past due performing loans at March 31, 2019.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,436,976.5	7,416.5	3,514.2	26.5	10,957.2
Working capital facilities[4]	1,329,529.8	4,187.2	2,564.0	460.9	7,212.1
Consumer loans
Mortgage loans	2,067,429.4	7,027.8	5,863.4	..	12,891.2
Other secured loans	955,527.6	13,185.9	6,078.4	20,802.0	40,066.3
Credit cards	120,129.7	1,630.0	852.2	..	2,482.2
Other unsecured loans	341,955.0	1,378.5	739.2	1.2	2,118.9
Lease financing	1,417.8	..	..	..	..
Total	6,252,965.8	34,825.9	19,611.4	21,290.6	75,727.9

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the aging analysis of past due performing loans at March 31, 2018.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,316,678.5	22,787.2	1,419.6	77.6	24,284.4
Working capital facilities[4]	1,140,483.1	7,100.4	1,337.1	2,398.1	10,835.6
Consumer loans
Mortgage loans	1,743,629.4	6,219.0	4,236.7	51.9	10,507.6
Other secured loans	776,916.5	11,080.0	5,043.0	13,828.9	29,951.9
Credit cards	91,921.7	1,058.8	457.1	0.1	1,516.0
Other unsecured loans	228,002.7	924.3	435.9	..	1,360.2
Lease financing	1,136.8	..	..	..	..
Total	5,298,768.7	49,169.7	12,929.4	16,356.6	78,455.7

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the recorded investment in non-performing loans at March 31, 2019.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	91,961.5	91,961.5	..	310,119.6
Working capital facilities	26,928.1	26,928.1	..	124,160.1
Consumer loans
Mortgage loans	10,880.2	10,880.2	..	18,395.7
Other secured loans	10,188.3	10,188.3	..	21,825.9
Credit cards	778.3	778.3	..	4,661.4
Other unsecured loans	1,309.8	1,309.8	..	6,526.6
Lease financing	..	..	..	..
Total	142,046.2	142,046.2	..	485,689.3

The following table sets forth the recorded investment in non-performing loans at March 31, 2018.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	203,213.1	203,213.1	..	376,121.1
Working capital facilities	71,508.1	71,508.1	..	150,433.7
Consumer loans
Mortgage loans	10,417.4	10,417.4	..	16,526.1
Other secured loans	6,141.2	6,141.2	..	16,085.0
Credit cards	531.5	531.5	..	3,136.0
Other unsecured loans	1,108.7	1,108.7	..	4,736.1
Lease financing	..	..	..	..
Total	292,920.0	292,920.0	..	567,038.0

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

The following table sets forth, a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

Rupees in million

	Year ended March 31, 2019	Year ended March 31, 2018
Rating grades
Investment grade	6,168,280.0	5,116,900.0
AAA, AA+, AA, AA-, 1, 2A-C	2,909,992.5	2,401,591.4
A+, A, A-, 3 A-C	1,434,522.3	1,143,411.6
BBB+, BBB and BBB-, 4A-C	1,823,765.2	1,571,897.0
Below investment grade[1]	281,763.5	517,230.2
Unrated	19,573.3	34,412.0
Net loans	6,469,616.8	5,668,542.2

1.	Includes non-performing and restructured loans.

8.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to securitization companies (SCs)/asset reconstruction companies (ARCs) in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets/special mention accounts-2 to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such ARCs, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with RBI guidelines, in case of non-performing/special mention account-2 loans sold to SC/RC, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2019	2018	2017

Number of accounts[1,2]	15	15	35
Aggregate value (net of provisions) of accounts sold to SC/RC	2,764.1	5,398.6	37,095.2
Aggregate consideration[3]	3,851.5	5,719.4	32,268.1
Additional consideration realized in respect of accounts transferred in earlier years	..	..	..
Aggregate gain/(loss) over net book value[3,4,5]	1,087.4	320.8	(4,827.1)

1.	Excludes accounts previously written-off.

2.	Represents corporate loans.

3.	During the year ended March 31, 2019, excludes security receipts received amounting to Nil (March 31, 2018: Rs. 153.6 million, March 31, 2017: Rs. 359.2 million) towards interest overdue not recognized as income.

4.	During the year ended March 31, 2019, the Bank recognized loss of Rs. 1,024.0 million (March 31, 2018: Nil, March 31, 2017: Rs. 7,043.5 million) on sale of non-performing assets to ARCs.

5.	During the year ended March 31, 2019, the Bank recognized gain of Rs. 2,111.4 million (March 31, 2018: Rs. 320.8 million, March 31, 2017: Rs. 2,216.4 million) on sale of non-performing assets to ARCs, out of which Nil (March 31, 2018: Rs. 200.2 million, March 31, 2017: Rs. 1,883.8 million) has been set aside towards the security receipts received on such sale.

9.	Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets to banks/financial institutions in compliance with the terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to banking or financial companies, excluding those sold to SC/RC.

Rupees in million, except number of accounts

	Year ended March 31,
	2019	2018	2017

No. of accounts[1]	..	1	2
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	..	3,444.5	1,526.5
Aggregate consideration	..	3,988.7	2,207.4
Aggregate gain/(loss) over net book value	..	544.2	680.9

1.	Represents corporate loans.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to entities other than banking or financial companies, excluding those sold to SC/RC.

Rupees in million, except number of accounts

	Year ended March 31,
	2019	2018	2017

No. of accounts[1]	2	..	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	..	..	..
Aggregate consideration	28,653.3	..	39.3
Aggregate gain/(loss) over net book value	28,653.3	..	39.3

1.	Represents corporate loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,231,961.2 million at March 31, 2019 which represented 97.8% of the capital funds (March 31, 2018: Rs. 1,282,689.9 million representing 108.8% of the capital funds). The single largest exposure (non-bank) at March 31, 2019 was Rs. 120,844.2 million which represented 9.6% of the capital funds (March 31, 2018: Rs. 137,686.3 million representing 11.7% of the capital funds).

The largest group of companies under the same management control accounted for 23.2% of the capital funds at March 31, 2019 (March 31, 2018: 22.9% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,560,566.2 million (including fund-based commitments fungible with non fund-based facilities) at March 31, 2019 (March 31, 2018: Rs. 1,377,917.6 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs.7,507.9 million at March 31, 2019 (March 31, 2018: Rs. 5,561.2 million).

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

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2019.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure

Interest rate derivatives[2]	17,943,077.5	31,627.5	(30,343.2)	1,499.9	203,370.0
Currency derivatives (including foreign exchange derivatives)[3]	5,905,469.3	43,515.1	(44,476.4)	9,850.8	219,078.2
Equity derivatives	1,438.6	4.9	(1.8)	79.2	1,184.1
Un-funded credit derivatives	..	..	..	5.7	..

1.	The Bank has additionally recorded a loss of Rs. 49.4 million due to credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2018.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure

Interest rate derivatives[2]	11,470,578.6	17,611.9	(17,201.0)	(751.7)	123,515.9
Currency derivatives (including foreign exchange derivatives)[3]	5,411,702.5	42,680.5	(35,970.3)	14,936.8	205,922.7
Equity derivatives	1,085.1	2.6	(0.3)	110.7	819.4
Un-funded credit derivatives	..	..	..	11.7	..

1.	The Bank has additionally recorded a loss of Rs. 570.4 million due to credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2019.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	434,375.4	2,675.8	(3,612.8)	8,497.4
Currency derivatives (including foreign exchange derivatives)[2]	15,395.5	130.7	(482.7)	1,536.2
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2019 and March 31, 2018 amounted to Rs. (4,118.7) million and Rs. 6,165.0 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2019 and March 31, 2018 amounted to Rs. 4,669.6 million and Rs. (6,430.3) million respectively.

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 129,816.9 million at March 31, 2019 (March 31, 2018: Rs. 45,383.9 million). The gross positive and negative fair values of these hedging instruments were Rs. 2,941.6 million (March 31, 2018: Rs. 414.1 million) and Rs. (18.7) million (March 31, 2018: Rs. (120.2) million) and the credit exposure was Rs. 5,308.5 million at March 31, 2019 (March 31, 2018: Rs. 1,607.3 million).

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, currency, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2019, the net open position on this portfolio was Nil (March 31, 2018: Nil) with mark-to-market gain of Nil (March 31, 2018: Nil) at that date.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2019 was Rs. 31.4 million (March 31, 2018: Rs. 82.4 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such instruments immediately if the credit risk related contingent features were triggered at March 31, 2019 would be Nil (March 31, 2018: Nil).

14.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where, after considering all available information, a liability requires accrual in the opinion of management, the Group accrues such liability.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favorable resolution of other years’ appeals/completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The tax payments are recorded as tax paid in advance under other assets.

At March 31, 2019, the Group has assessed its contingent tax liability at an aggregate of Rs. 63,032.2 million (March 31, 2018: Rs. 70,682.5 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Indian tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2019. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s sales tax/value added tax demand aggregating to Rs. 3,851.6 million (March 31, 2018: Rs. 3,113.3 million) by the tax authorities, the Group has appealed against the tax demands and expects a favorable outcome based on opinions from the counsels and decisions in own/other cases. The disputed issues mainly pertain to value added tax on disposal of repossessed assets, tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion transactions related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s service tax demand aggregating to Rs. 13,377.0 million (March 31, 2018: Rs. 10,014.3 million) by the tax authorities, the disputed issues mainly pertains to the demands along with interest and penalty levied by the service tax authorities. Of the total demand, Rs. 5,922.8 million pertains to the Bank, mainly relating to interest charged on liquidity facilities provided to the trusts on securitized loan portfolio, inter-change fee received by the Bank as an issuing bank on card transactions, amount received as subvention income from dealer/manufacturer for interest forgone by the Bank, amount paid as foreign bank charges in case of import and export transactions, disallowance of input credit availed for service tax on deposit insurance premium alongwith penalty thereon, ATM interchange fee paid by the Bank and collection agency fee paid to assignor arising out of securitization transactions. An amount of Rs. 1,537.0 million pertains to life insurance subsidiary for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 4,078.6 million pertains to general insurance subsidiary for disallowance of service tax input credit on payments made to automobile dealers, Rs. 1,091.6 million pertains to venture capital fund mainly in respect of retention of contribution received

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements by the fund, treated as fee received in lieu of management services rendered by them and Rs. 255.9 million pertains to Venture Funds Management Company for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fee received. The balance amount of Rs. 491.1 million pertains to other Group entities. The Group believes that the tax authorities would not be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 45,803.6 million (March 31, 2018: Rs. 57,554.8 million) includes appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate authorities and counsel opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 20,954.9 million (March 31, 2018: Rs. 21,893.4 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases.

Marked-to-market losses on derivatives: Rs. 5,317.8 million (March 31, 2018: Rs. 17,717.7 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 3,447.9 million (March 31, 2018: Rs. 3,895.9 million) relates to the disallowance of depreciation claimed on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from the counsel and past decisions by the appellate authorities in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,030.6 million (March 31, 2018: Rs. 1,523.4 million) relates to two special reserve accounts maintained by the Group, which include special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department.

Broken period interest: Rs. 1,913.5 million (March 31, 2018: Rs. 2,304.1 million) relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature, since the government securities have been classified under held to maturity category by the Bank. The Group relies on favorable decisions by the appellate authorities in the Group’s own case and other similar cases.

Interest on perpetual bonds: Rs. 2,426.5 million (March 31, 2018: Rs. 2,013.4 million) relates to the disallowance of interest paid on perpetual bonds as it does not qualify as a borrowing and interest paid on these bonds is not admissible as a deduction. The Group has relied on the favourable opinion from the counsel and the past decision by the appellate authorities in the Group’s own case.

Disallowance of write off in respect of credit cards: Rs. 5,552.6 million (March 31, 2018: Rs. 2,804.3 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favourable opinion from the counsel and past decision by the appellate authorities in Group’s own case.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 42,184.2 million (March 31, 2018: Rs. 33,681.1 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 28,390.8 million mainly pertains to the deduction of bad debts and levy of penalties, which were covered by favorable Apex Court decisions in other cases and Rs. 12,930.4 million pertains to errors requiring rectification by tax authorities. Therefore, these are not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities have not been quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

15.	Litigation

A number of litigations and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 6,084.9 million against which provision of Rs. 3,086.3 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 1,777.6 million at March 31, 2019, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

The Bank, in its previous Annual Report for 2018, had reported on the various steps and measures taken pursuant to its becoming aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and NPA recoveries as fees, and overvaluation of collateral securing corporate loans. Based on the results of an internal inquiry and review undertaken for additional loan accounts, the Bank had concluded that the likely impact of these allegations was not material to the financial statements for the year ended March 31, 2018 or earlier periods included in that annual report. Since then, the Bank has received some additional information relating to these matters, the likely impact of which has been assessed to be not material to the financial statements for the year ended March 31, 2019 or earlier periods presented here. As previously reported, the Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations, including the additional information.

In addition, as a large and internationally active bank, with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (‘SEC’), on a range of matters, including regarding the above allegations. Even before these allegations, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information and continues to cooperate with the SEC on the matter.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.	Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2019 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	591,723.3	341,685.0	541,021.8	37,425.1	366,987.7	111,526.8	60,995.7	(738,300.4)	1,313,065.0
	External revenue	324,266.3	250,778.6	167,455.6	35,395.3	364,569.7	109,229.6	61,369.9	..	1,313,065.0
	Revenue from transfer pricing on external liabilities and other internal revenue	267,457.0	90,906.4	373,566.2	2,029.8	2,418.0	2,297.2	(374.2)	(738,300.4)	..
2	Segment results	82,231.2	(102,423.4)	53,401.0	5,916.3	11,624.0	15,984.2	20,142.7	(12,793.4)	74,082.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									74,082.6
5	Income tax expenses (net)/ (net deferred tax credit)									17,191.0
6	Net profit[2] (4) – (5)									56,891.6
	Other information
7	Segment assets	3,071,558.3	2,884,954.5	3,331,049.7	765,251.5	1,626,999.2	329,504.5	314,909.5	(147,533.9)	12,176,693.3
8	Unallocated assets[3]									211,245.6
9	Total assets (7) + (8)									12,387,938.9
10	Segment liabilities	4,889,760.0	1,874,784.2	2,801,718.4[4]	687,857.4[4]	1,629,321.7[4]	334,018.4[4]	318,012.7[4]	(147,533.9)[4]	12,387,938.9
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									12,387,938.9
13	Capital expenditure	5,436.5	1,966.4	..	251.3	1,245.1	1,159.3	970.3	..	11,028.9
14	Depreciation	5,559.0	2,111.0	0.4	193.8	567.2	608.3	435.1	(16.4)	9,458.4

1. Profit before tax and minority interest.

2. Includes share of net profit of minority shareholders.

3. Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

4. Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2018 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	502,625.4	300,940.3	515,895.5	31,134.7	325,235.3	95,244.7	59,249.7	(640,634.6)	1,189,691.0
	External revenue	272,416.5	217,808.7	194,121.9	29,920.8	324,927.5	93,116.3	57,379.3	..	1,189,691.0
	Revenue from transfer pricing on external liabilities and other internal revenue	230,208.9	83,131.6	321,773.6	1,213.9	307.8	2,128.4	1,870.4	(640,634.6)	..
2	Segment results	71,414.2	(82,813.0)	77,451.4	5,705.4	17,191.3	11,962.3	21,040.8	(12,167.8)	109,784.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									109,784.6
5	Income tax expenses (net)/ (net deferred tax credit)									18,789.2
6	Net profit[2] (4) - (5)									90,995.4
	Other information
7	Segment assets	2,586,385.4	2,657,712.2	3,304,242.1	680,805.1	1,415,129.1	294,632.6	313,824.1	(154,758.3)	11,097,972.3
8	Unallocated assets[3]									144,838.1
9	Total assets (7) + (8)									11,242,810.4
10	Segment liabilities	4,135,023.7	1,672,682.4	2,947,045.6[4]	611,878.3[4]	1,417,238.7[4]	297,406.3[4]	316,293.7[4]	(154,758.3)[4]	11,242,810.4
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									11,242,810.4
13	Capital expenditure	7,393.7	1,302.8	24.3	89.6	2,430.6	478.1	461.3	..	12,180.4
14	Depreciation & amortization	6,665.6	1,081.8	17.7	123.5	436.8	546.5	366.0	(16.5)	9,221.4

1. Profit before tax and minority interest.

2. Includes share of net profit of minority shareholders.

3. Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

4. Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2017.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	453,911.8	306,405.7	542,908.7	38,400.8	270,526.5	84,339.3	55,312.1	(617,828.6)	1,133,976.3
	External revenue	234,958.4	232,830.6	225,278.9	35,130.9	269,968.5	82,781.8	53,027.2	..	1,133,976.3
	Revenue from transfer pricing on external liabilities and other internal revenue	218,953.4	73,575.1	317,629.8	3,269.9	558.0	1,557.5	2,284.9	(617,828.6)	..
2	Segment results	53,853.0	(74,341.1)	120,814.5	3,021.7	17,848.6	9,101.0	21,764.3	(13,968.5)	138,093.5
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									138,093.5
5	Income tax expenses (net)/ (net deferred tax credit)									24,690.2
6	Net profit[2] (4) - (5) ……									113,403.3
	Other information
7	Segment assets	2,136,950.4	2,612,652.8	2,748,508.8	643,246.1	1,244,377.1	230,609.9	254,195.7	(132,377.1)	9,738,163.7
8	Unallocated assets[3]									119,082.8
9	Total assets (7) + (8)									9,857,246.5
10	Segment liabilities	3,678,085.9	1,495,191.4	2,511,263.2[4]	568,308.2[4]	1,247,425.2[4]	233,508.8[4]	255,840.9[4]	(132,377.1)[4]	9,857,246.5
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,857,246.5
13	Capital expenditure	6,547.3	616.2	19.4	77.5	4,324.1	629.5	333.3	..	12,547.3
14	Depreciation & amortization	6,396.2	1,108.6	15.6	145.0	578.3	547.6	341.5	(16.4)	9,116.4

1. Profit before tax and minority interest.

2. Includes share of net profit of minority shareholders.

3. Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

4. Includes share capital and reserves and surplus.

The Bank has pursued a conscious strategy of increasing the share of retail deposits and re-balancing the funding mix. Accordingly, retail deposits have been considerably higher than retail advances, resulting in higher segment liabilities as compared to segment assets in retail business segment for above periods. Further, the Bank has also been focusing on retail lending, resulting in growth in advances in retail banking segment during above periods.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.	Revenue from contracts with customers

The Group recognizes the revenue from contracts with customers primarily in the line item ‘commission, exchange and brokerage’ of ‘Schedule 14 - Other income’. The primary components of commission, exchange and brokerage are transaction banking fee, lending linked fee, fund management fee, commercial banking fee, securities brokerage income and third party products distribution fee.

The transaction banking fee primarily includes card related fee such as interchange fee, joining fee and annual fee, income on ATM transactions and deposit accounts related transaction charges and charges for normal transaction banking services. The lending linked fee primarily includes loan processing fee and fee on foreclosure/prepayment of loans. The fund management fee includes the income earned by the Bank’s asset management subsidiary on mutual fund schemes and by the private equity fund management subsidiary on private equity funds. The commercial banking fee primarily includes commission on bank guarantees, letters of credit and bills discounting and cash management services. The brokerage income earned by the Bank’s securities broking subsidiary on securities transactions by its customers is included in the securities brokerage income. The third party products distribution fee primarily includes income earned on distribution of products such as mutual funds, insurance products and bonds.

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2019 and April 1, 2018.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2019 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	42,625.3	1,339.9	..	515.7	..	..	..	(415.0)	44,065.9
2	Lending linked fee	11,407.0	11,550.6	..	391.9	..	..	455.7	(286.2)	23,519.0
3	Fund management fee	..	..	..	..	..	..	19,883.4	(3.8)	19,879.6
4	Commercial banking fee	470.6	16,841.5	..	343.6	..	..	..	(119.7)	17,536.0
5	Securities brokerage income	..	..	..	..	..	..	9,383.6	(237.4)	9,146.2
6	Third party products distribution fee	14,965.3	..	..	..	..	..	4,568.3	(11,450.8)	8,082.8
7	Others	913.2	826.4	1,292.6	29.0	3.1	..	1,647.9	(885.0)	3,827.2
	Total	70,381.4	30,558.4	1,292.6	1,280.2	3.1	..	35,938.9	(13,397.9)	126,056.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

18.	Employee Stock Option Scheme

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2019.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	235,672,250	224.19	8.47	12,832.3
Add: Granted during the year[1]	35,419,900	283.91
Less: Lapsed during the year, net of re-issuance	20,415,499	229.88
Less: Exercised during the year	18,248,877	191.04
Outstanding at the end of the year	232,427,774	235.40	7.52	38,374.9
Options exercisable	152,151,329	222.84	6.91	27,031.8

1.	Includes stock options granted to whole time directors which are pending regulatory approvals.

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2018.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	226,715,682	217.12	8.81	8,789.9
Add: Granted during the year	35,137,770	251.05
Less: Lapsed during the year, net of re-issuance	5,114,174	248.30
Less: Exercised during the year	21,067,028	187.00
Outstanding at the end of the year	235,672,250	224.19	8.47	12,832.3
Options exercisable	136,428,736	208.44	6.81	9,574.1

Total fair value of options vested was Rs. 4,085.0 million for the year ended March 31, 2019, Rs. 3,266.3 million for the year ended March 31, 2018 and Rs. 3,074.7 million for the year ended March 31, 2017.

Total aggregate intrinsic value of options exercised was Rs. 2,691.5 million for the year ended March 31, 2019, Rs. 2,379.5 million for the year ended March 31, 2018 and Rs. 770.9 million for the year ended March 31, 2017.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2019 and March 31, 2018 was Rs. 2,119.1 million and Rs. 2,132.2 million respectively and the weighted-average period over which it is expected to be recognized was 1.89 years and 1.70 years respectively.

The following table sets forth a summary of stock options exercisable at March 31, 2019.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	1,602,975	79.15	3.84	515.1
100-199	33,771,457	166.66	4.23	7,897.1
200-299	116,776,897	241.05	7.73	18,619.6

The following table sets forth a summary of stock options exercisable at March 31, 2018.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	1,849,150	79.12	4.91	368.4
100-199	47,665,539	165.43	4.85	5,382.5
200-299	86,914,047	234.78	7.92	3,823.2

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2019.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2018	99,243,514	86.06
Add: Granted during the year	35,419,900	107.22
Less: Vested during the year	46,916,376	87.07
Less: Forfeited during the year	7,470,593	92.18
Unvested at March 31, 2019	80,276,445	94.24

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2018.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2017	106,203,570	86.30
Add: Granted during the year	35,137,770	86.43
Less: Vested during the year	37,507,932	87.08
Less: Forfeited during the year	4,589,894	86.16
Unvested at March 31, 2018	99,243,514	86.06

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2019	2018	2017
Risk-free interest rate	7.32% to 8.31%	7.06% to 7.59%	7.43% to 7.77%
Expected term	3.64 years to 6.64 years	3.90 years to 6.90 years	3.89 years to 5.89 years
Expected volatility	30.79% to 32.22%	31.71% to 32.92%	32.03% to 33.31%
Expected dividend yield	0.43% to 0.80%	0.73% to 1.81%	2.04% to 2.15%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

19.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Interest income	719,816.5	621,623.5	609,399.8
Interest expense	391,775.4	342,620.5	348,358.3
Net interest income	328,041.1	279,003.0	261,041.5
Provision for loan losses & others	201,026.9	160,240.3	156,460.6
Provision for depreciation of investments	3,591.3	19,489.3	9,364.2
Net interest income after provision for loan losses and investments	123,422.9	99,273.4	95,216.7
Non-interest income	593,248.5	568,067.5	524,576.5
Non-interest expense	642,588.8	557,556.3	481,699.7
Income before income tax expense, minority interest	74,082.6	109,784.6	138,093.5
Income tax expense	17,191.0	18,789.2	24,690.2
Income before minority interest	56,891.6	90,995.4	113,403.3
Less: Minority interest	14,349.2	13,873.5	11,519.5
Net income	42,542.4	77,121.9	101,883.8

	Year ended March 31,
	2019	2018	2017
Earnings per equity share: (Rs.)
Basic	6.61	12.02	15.91
Diluted	6.53	11.89	15.84
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	6,436	6,417	6,402
Diluted	6,509	6,482	6,428

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2019	2018
Assets
Cash and cash equivalents	873,909.0	889,991.3
Investments[1,2]	3,982,007.6	3,722,076.8
Loans, net[1,2]	6,469,616.8	5,668,542.2
Property, plant and equipment[1,2,3]	96,582.0	94,612.7
Goodwill	1,097.0	1,117.5
Deferred tax asset (net)	109,372.9	78,183.0
Interest accrued, outstanding fees and other income	103,512.4	95,185.3
Assets held for sale	10,062.4	19,786.0
Other assets	741,778.9	673,315.6

Total assets	12,387,939.0	11,242,810.4

Liabilities
Interest-bearing deposits	5,845,720.0	4,945,458.3
Non-interest bearing deposits	967,449.4	912,502.8
Short-term borrowings and trading liabilities	533,262.7	684,651.0
Long-term debt	1,569,978.5	1,605,867.3
Redeemable preferred stock	..	3,500.0
Other liabilities	2,263,188.9	1,924,452.1
Total liabilities	11,179,599.5	10,076,431.5

Minority interest	65,805.4	60,081.9
Stockholders’ equity	1,142,534.1	1,106,297.0

Total liabilities and stockholders’ equity	12,387,939.0	11,242,810.4

1.	Includes investments and loans amounting to Rs. 143,496.4 million (March 31, 2018: investments amounting to Rs. 293,201.7 million) and property, plant and equipment amounting to Nil (March 31, 2018: Rs. 179.9 million) pledged as security towards short-term borrowings amounting to Rs. 141,352.2 million (March 31, 2018: Rs. 282,759.1 million).

2.	Includes investments and loans amounting to Rs. 162,804.4 million (March 31, 2018: Rs. 165,051.2 million) and property, plant and equipment amounting to Nil (March 31, 2018: Rs. 465.9 million) pledged as security towards long-term borrowings amounting to Rs. 161,177.8 million (March 31, 2018: Rs. 162,704.2 million).

3.	Includes property, plant and equipment amounting to Rs. 53.9 million (March 31, 2018: Rs. 23.8 million), pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 4,000.0 million (March 31, 2018: Rs. 8,800.0 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]		Other special reserves[2]

Balance at April 1, 2018	12,858.1	55.7	326,802.5	264,837.0		501,743.7
Proceeds from issue of share capital	36.5	..	3,451.5	..		..
Additions during the year	..	..	79.2[3]	6,696.9	[4]	31,599.4
Deductions during the year	..	(8.9)	..	(3,262.7)[5]		(2,354.8)[6]
Balance at March 31, 2019	12,894.6	46.8	330,333.2	268,271.2		530,988.3

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	During the year ended March 31, 2018, the Bank made provision amounting to Rs. 5,254.0 million for frauds on non-retail accounts through reserves and surplus, as permitted by Reserve Bank of India. During the year ended March 31, 2019, the entire provision has been recognized in profit and loss account and equivalent debit has been reversed in reserves and surplus as required by Reserve Bank of India.

5.	Includes Rs. 2,209.4 million towards reduction in fair value change account of ICICI Lombard General Insurance Company Limited.

6.	Includes amount transferred by the Bank from revaluation reserve on account of depreciation charge on revaluation amounting to Rs. 589.5 million and revaluation amount on assets sold amounting to Rs. 25.9 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2017	11,651.1	62.6	323,932.0	257,626.7	453,047.6
Proceeds from issue of share capital	41.1	..	3,905.3	..	..
Additions during the year	1,165.93	..	131.1[4]	13,480.1	49,357.6
Deductions during the year	..	(6.9)	(1,165.9)[5]	(6,269.8)[6]	(661.5)[7]
Balance at March 31, 2018	12,858.1	55.7	326,802.5	264,837.0	501,743.7

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents equity shares issued as bonus shares.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Represents amount utilized for issuance of bonus shares.

6.	Includes deduction amounting to Rs. 5,254.0 million as provision by the Bank for frauds on non-retail accounts, which would be reversed and recognized through profit and loss account in the subsequent quarters of the next financial year as permitted by the Reserve Bank of India.

7.	Includes amount reversed by the Bank from revaluation reserve on account of depreciation charge on revaluation amounting to Rs. 572.4 million and revaluation amount on assets sold amounting to Rs. 66.2 million.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2016	11,631.6	67.0	321,993.5	238,267.8	369,147.2
Proceeds from issue of share capital	19.5	..	1,757.6	..	..
Additions during the year	..	..	180.9[3]	20,802.3	85,467.6
Deductions during the year	..	(4.4)	..	(1,443.4)	(1,567.2)[4]
Balance at March 31, 2017	11,651.1	62.6	323,932.0	257,626.7	453,047.6

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes amount reversed by the Bank from revaluation reserve on account of depreciation charge on revaluation amounting to Rs.494.9 million and revaluation amount on assets sold amounting to Rs.18.7 million.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2019	March 31, 2018	March 31, 2017

Balance at the beginning of the year	214,737.7	215,045.5	198,210.8
Additions during the year	42,542.4	77,121.9	101,883.8
Dividend (including corporate dividend tax)	(11,584.4)	(16,906.1)	(2,289.8)[1]
Deductions during the year[3]	(25,494.6)[2]	(60,523.6)	(82,759.3)
Balance at the end of the year	220,201.1	214,737.7	215,045.5

1.	From the year ended March 31, 2017 onwards, according to the revised accounting standard as per Indian GAAP ‘Contingencies and events occurring after the balance sheet date’, proposed dividend (including corporate dividend tax) for the year is accounted in the year of approval by stockholders.

2.	Includes impact of Rs. 263.0 million (equivalent to CAD 5.1 million) on account of adoption of International Financial Reporting Standards (IFRS) 9– Financial instruments by the Canadian subsidiary of the Bank.

3.	Includes appropriations/transfers to other reserves.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Conversions of loans to investments	1,470.2	23,887.7	10,132.2
Interest paid	391,023.8	341,736.0	348,433.0
Interest and dividend received	711,068.9	604,962.1	614,223.1

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

Borrowings

The fair value of the Group’s debt is estimated by discounting future contractual cash flows using appropriate interest rates and credit spreads. The carrying value of certain other borrowings approximates fair value due to the short-term nature of these borrowings. The borrowings are classified as Level 2 instruments in view of the inputs used like interest rates, yield curves and credit spreads, which are available from public sources like Reuters, Bloomberg, Financial Benchmark India Private Limited and Fixed Income Money Markets & Derivatives Association of India.

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2019		At March 31, 2018
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	380,662.8	380,662.8	332,726.0	332,726.0
Balances with banks and money at call and short notice	493,246.2	493,246.2	557,265.3	557,265.3
Investments	3,982,007.6	4,016,947.1	3,722,076.8	3,736,546.2
Advances	6,469,616.8	6,441,548.2	5,668,542.2	5,688,455.0
Other assets	736,011.9	736,011.9	694,798.5	694,798.6
Total	12,061,545.3	12,068,416.2	10,975,408.8	11,009,791.1

Financial liabilities
Interest-bearing deposits	5,845,720.0	5,871,668.6	4,945,458.3	4,964,582.3
Non-interest-bearing deposits	967,449.4	967,449.4	912,502.8	912,502.8
Borrowings[1]	2,103,241.2	2,117,901.2	2,294,018.3	2,311,635.6
Other liabilities and provisions	693,808.0	693,808.0	562,997.1	562,997.1
Total	9,610,218.6	9,650,827.2	8,714,976.5	8,751,717.8

1.	Includes preference share capital with a carrying value of Nil (March 31, 2018: Rs. 3,500.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

21.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1.	Net income reconciliation

Rupees in million

		Year ended March 31,
	Note	2019	2018	2017
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		42,542.4	77,121.9	101,883.8

Adjustments on account of:

Allowance for loan losses	(a)	65,035.9	19,477.7	(19,580.1)

Business combinations	(b)	(1,806.2)	100,367.2	(375.4)

Consolidation	(c)	1,080.7	95.9	(3,564.8)

Valuation of debt and equity securities	(d)	12,548.7	(51,368.0)	(29,830.9)

Amortization of fees and costs	(e)	4,187.3	5,353.7	7,914.0

Accounting for derivatives	(f)	719.5	(113.8)	(374.3)

Accounting for compensation costs	(g)	(3,201.5)	(3,395.4)	(4,926.5)

Accounting for securitization	(h)	(224.8)	(46.1)	(445.9)

Income tax benefit/(expense)	(i)	(34,962.0)	25,491.7	13,101.0

Others	(j)	9,029.7	5,695.5	(1,401.5)
Total impact of all adjustments		52,407.3	101,558.4	(39,484.4)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		94,949.7	178,680.3	62,399.4
Net income as per U.S. GAAP attributable to non-controlling interests[1]		8,190.3	6,629.1	2,363.9
Total net income as per U.S. GAAP[2]		103,140.0	185,309.4	64,763.3

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		6.61	12.02	15.91

U.S. GAAP (consolidated)		14.75	27.84	9.75

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		6.53	11.89	15.84

U.S. GAAP (consolidated)		14.61	27.65	9.70

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 14,349.2 million (March 31, 2018: Rs. 13,873.6 million and March 31, 2017: Rs. 11,519.5 million).

2.	Includes pre-acquisition profit of Rs. 1,868.4 million of ICICI Lombard General Insurance Company Limited during the year ended March 31, 2018, of which Rs 690.2 million was attributatble to non-controlling interests.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.	Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2019	2018

Consolidated net worth as per Indian GAAP excluding minority interests[1]		1,142,534.1	1,106,297.0

Adjustments on account of:

Allowance for loan losses	(a)	15,926.2	(44,081.5)

Business combinations	(b)	127,923.2	129,729.4

Consolidation	(c)	12,420.0	15,561.2

Valuation of debt and equity securities	(d)	(18,956.0)	(60,236.2)

Amortization of fees and costs	(e)	16,793.5	12,135.9

Accounting for derivatives	(f)	934.6	215.0

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,513.5)	(1,368.5)

Income tax assets/(liabilities)	(i)	31,014.8	74,281.2

Others	(j)	(11,772.0)	(19,762.7)

Total impact of all adjustments		172,770.8	106,473.8

ICICI Bank stockholders’ equity as per U.S. GAAP		1,315,304.9	1,212,770.8
Non-controlling interests[1]		102,318.4	97,725.7
Total equity as per U.S. GAAP		1,417,623.3	1,310,496.5

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 65,805.4 million (March 31, 2018: Rs. 60,081.9 million).

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

Under U.S. GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at originally contracted interest rates. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan under U.S. GAAP. Under U.S. GAAP, additional allowances based on present value of expected cash flows are made for restructured loans, which are not performing as per the restructured terms.

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

Under Indian GAAP, the Bank holds specific provisions on certain performing commercial loans and advances. As required by the Reserve Bank of India, the Bank also makes additional provision on loans to borrowers, where proceedings under Insolvency and Bankcruptcy Code has been initiated based on direction of the Reserve Bank of India. Under U.S. GAAP, these loans are evaluated for impairment, as discussed above. Upto fiscal 2017, under Indian GAAP, specific provision was made on loans where strategic debt restructuring had been invoked/implemented as prescribed by the Reserve Bank of India. In fiscal 2018, the Reserve Bank of India issued revised guidelines on resolution of stressed assets which superseded the previous guidelines on strategic debt restructuring. Consequently, accounts where the Bank had invoked but not yet implemented strategic debt restructuring were classified as non-performing under Indian GAAP. Under U.S. GAAP, the Bank opted for fair value option for accounting these loans at fair value through income statement under ASC Subtopic 825-10 “Financial Instruments”. See also–22. Notes under U.S. GAAP–Fair value accounting of financial interests.

Under Indian GAAP, any contractual amount due from the counter-party under derivative contracts, if not collected within 90 days, is required to be reversed through income statement under Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as individual credit exposures.

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

As per the guidelines issued by the Reserve Bank of India, additional general provision between 0.0%-0.80% is made on outstanding amounts to entities having unhedged foreign currency exposure. The provision range is based on percentage of likely loss due to unhedged foreign currency exposure to their earnings before interest, depreciation and lease rentals, if any. As per the guidelines issued by the Reserve Bank of India, the Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors and on incremental exposure to borrowers identified as per the Reserve Bank of India’s large exposure framework.

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

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	2,300.7	7,771.4	29,274.9

Differences due to provisions on loans classified as other impaired under U.S. GAAP[1]	53,526.9	8,464.7	(46,224.4)

Differences due to provisions created on performing assets	9,208.3	3,241.6	(2,630.6)

	65,035.9	19,477.7	(19,580.1)

1.	Includes provision on smaller balance homogeneous loans.

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

In fiscal 2018, gross additions to non-performing loans were significantly higher under Indian GAAP as compared to U.S. GAAP. These loans had been largely classified as impaired under U.S. GAAP in earlier years. Further, in fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankrupcy Code, in respect of certain corporate borrowers and directed banks to make additional provisions against loans to these borrowers. The Bank also made additional provision under Indian GAAP on loans classified as non-performing in earlier years due to past-due bucket movement. This resulted in continued higher provisions under Indian GAAP in fiscal 2018. Under U.S. GAAP, while the provision on impaired loans in fiscal 2018 also continued to be elevated, it was lower than provision under Indian GAAP during the same year.

In fiscal 2019, while additions to non-performing loans declined significantly under Indian GAAP compared to previous three years, provision under Indian GAAP continued to remain at an elevated level primarily due to past-due bucket movement of loans classified as non-performing loans in earlier years as per Reserve Bank of India norms. Under U.S. GAAP, the provision on impaired loans in fiscal 2019 was lower than the provision under Indian GAAP, as the Bank had made higher provision on impaired loans under U.S. GAAP as compared to Indian GAAP in earlier years. Further, for a few impaired loans, the provision requirement under U.S. GAAP was lower than Indian GAAP due to differences in methodology where the provision on non-performing loans under Indian GAAP is primarily based on the number of days a loan is past-due, whereas under U.S. GAAP, the provision is primarily based on assessment of recovery from impaired loans.

Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring is invoked/implemented as prescribed by Reserve Bank of India. The Bank opted for fair value option for accounting loans and guarantees at fair value through income statement in such cases under ASC Subtopic 825-10 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. Fair value gain of Rs. 13,817.5 million for the year ended March 31, 2019 (for the year ended March 31, 2018: Fair value loss of Rs. 8,809.3 million, for the year ended March 31, 2017: Fair value loss of Rs. 26,252.7 million) on these loans and guarantees under U.S. GAAP were recorded in the line item “Valuation of debt and equity securities”. See also– 22. Notes under U.S. GAAP – Fair

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements value accounting of financial interests.

In fiscal 2018, provision on performing loans resulted in positive impact under U.S. GAAP as compared to Indian GAAP primarily due to additional provision on certain borrowers in stressed sectors made under Indian GAAP during fiscal 2018 based on the Reserve Bank of India’s guidelines.

In fiscal 2019, the Bank made provision on performing loans under Indian GAAP primarily due to incremental loans made during the year. Under U.S. GAAP, there was a reversal of provisions on performing loans primarily due to upgrades of certain lower rated loans to higher rating categories which have a lower provisioning requirements, or slippages from lower rated loans to the impaired category with specific provision; and lower provision requirement on incremental loans made during fiscal 2019, which were primarily higher rated.

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

During fiscal 2011, ICICI Bank Limited acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, “Business Combinations”. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan Limited in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs. 3,898.0 million were recorded as per ASC 805, “Business Combinations”, and FASB ASC Topic 350, “Intangibles – Goodwill and others”. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Intangibles recognized under U.S. GAAP due to above business combinations have been fully amortized.

ICICI Lombard General Insurance Company Limited, a general insurance company, was established as a joint venture, which allowed substantive participating rights to a minority shareholder. Under U.S. GAAP, the Bank had been accounting for its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate. During fiscal 2018, the joint venture agreement was terminated, resulting in the Bank acquiring control in ICICI Lombard General Insurance Company Limited without transferring any additional consideration. Under U.S. GAAP, this transaction has been accounted using acquisition method for business combination under “ASC Subtopic 805-10, Business Combination – Overall”. Further, under U.S. GAAP, the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Bank remeasured its equity interest at fair value amounting to Rs. 128,011.8 million in ICICI Lombard General Insurance Company Limited at acquisition date and recognized a gain of Rs. 101,714.5 million, which was included in the line item ‘Business Combination’ in fiscal 2018. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets acquired from the fair value of equity interest held by the Bank and fair value of minority interest. Accordingly, goodwill of Rs. 142,896.9 million and intangibles of Rs. 15,553.0 million were recorded under U.S. GAAP. The goodwill was allocated to General insurance segment of the Group. Under Indian GAAP, no specific accounting was required for termination of the above joint venture agreement.

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method and as per scheme of merger approved by Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”.

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2019, 2018 and 2017.

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

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Remeasurement of equity interest to fair value on acquisition of control in equity affiliate	..	101,714.5	..
Amortization of intangibles	(1,813.7)	(1,373.2)	(123.6)
Others	7.5	25.9	(251.8)
Total difference in business combinations	(1,806.2)	100,367.2	(375.4)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiary;
2.	Equity affiliates and majority owned subsidiaries; and
3.	Consolidation of variable interest entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are consolidated on line-by-line basis. Under U.S. GAAP,

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

ICICI Prudential Life Insurance Company Limited is accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10, “Consoliation – Overall”. Up to fiscal 2017, ICICI Lombard was also accounted for by the equity method of accouting, as the minority shareholders had substantive participating rights as defined in ASC Subtopic 810-10, “Consoliation – Overall”. During fiscal 2018, the joint venture agreement for ICICI Lombard General Insurance Company Limited was terminated, resulting in the Bank acquiring control in general insurance subsidiary. Accordingly, general insurance subsidiary has been consolidated on line-by-line basis under U.S. GAAP under ASC Subtopic 810-10 from the year ended March 31, 2018.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	13,187.4	16,214.2	18,422.6
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	11,389.3	16,191.7	23,835.4
Net reconciliation difference for insurance subsidiaries(1)	1,798.1	22.5	(5,412.8)
Profit/(loss) from insurance subsidiaries attributable to the Group(2)	961.5	13.7	(3,263.2)
Profit/(loss) from equity affiliates and majority owned subsidiaries	121.3	79.9	(91.8)
Profit/(loss) on consolidation of variable interest entities and special purpose entities	(2.1)	2.3	(209.8)
Total differences in consolidation	1,080.7	95.9	(3,564.8)

1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary for the year ended March 31, 2019 and March 31, 2018 and life insurance and general insurance subsidiaries for the year ended March 31, 2017. See also- 22. Notes under U.S. GAAP – Insurance subsidiary/affiliate.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate and for general insurance subsidiary are discussed separately below.

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

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading debt assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities are recognized in profit and loss account from April 1, 2018, as per FASB ASC Topic 321, “Investments-Equity Securities”.

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

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower by banks is allowed. The Reserve Bank of India has exempted banks from consolidation of these entities. Under U.S. GAAP, these entities were considered as equity affiliates. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, fair value changes in the loans, guarantees and equity shares were accounted through income statement. While fair value impact on loans was recorded in the line item “Valuation of debt and equity securities”, the provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. See also–22. Notes under U.S. GAAP–Fair value accounting of financial interests.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Impact of differences in mark-to-market accounting for investment securities	(644.8)	22,069.0	3,362.2
Other than temporary impairment on AFS securities under U.S. GAAP[2]	(1,833.0)	(7,554.5)	(4,841.2)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	547.1	4.4	1,728.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciling items	Year ended March 31,
	2019	2018	2017
Impact of gain on sale of stake in subsidiary companies recognized in the income statement under Indian GAAP, which is recognized as an equity transaction under U.S. GAAP	..	(49,102.3)	..
Impact of fair value accounting for financial interest in certain equity affiliates	9,047.0	(13,858.6)	(28,690.8)
Others	5,432.4	(2,926.0)	(1,389.2)
Total	12,548.7	(51,368.0)	(29,830.9)

1.	The Group adopted ASU 2016-01 effective from April 1, 2018, resulting in a cumulative effect adjustment of net MTM gains on equity securities from accumulated other comprehensive income to retained earnings amounting to Rs. 11,531.7 million. Further, the ASU has eliminated the AFS category for equity securities and therefore the unrealized holding gains/(losses) on equity securities for the year ended March 31, 2019 have been recognized in net income.

2.	Includes other than temporary impairment on equity securities upto year ended March 31, 2018.

e)	Amortization of fees and costs

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

Reinsurance commission and deferred acquisition costs

Under U.S. GAAP, ICICI Lombard General Insurance Company Limited has been consolidated on line-by-line basis from fiscal 2018, as the Bank acquired control in the Company.

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

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Loan origination fees and costs	2,992.0	7,125.8	7,011.2
Retirement benefit costs	895.8	(1,848.3)	927.5
Reinsurance commission and deferred acquisition costs	581.3	68.7	..
Amortization of other costs	(281.8)	7.5	(24.7)
Total differences in amortization of fees and costs[1]	4,187.3	5,353.7	7,914.0

1.	The Group adopted ASC Topic 606 – Revenue from Contracts with Customers effective from April 1, 2018. The Group has opted to recognize the cumulative effect of adoption on the date of initial application, amounting to Rs. 3.4 million, in retained earnings. Further, the Group opted to apply the new guidance only for the contracts, which were not completed at April 1, 2018.

2.	Does not include any amount that is attributable to non-controlling interest holders.

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP primarily due to higher direct loan origination costs on consumer loans incurred during these years reflecting growth in consumer loans and amortization of previous periods’ unamortized fees on commercial loans. Loan processing fees on commercial loans have been lower in last three years, which has resulted in lower income from amortization of fees in fiscal 2019 as compared to fiscal 2018.

f)	Accounting for derivatives

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of the hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the overseas banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account. The premium/discount on certain foreign currency swaps, used for asset liability management purposes, is amortized over the life of the swap. All other outstanding forward exchange contracts are revalued and the resultant gains or losses are recognized in the profit and loss account.

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

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 7, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by Reserve Bank of India. Net loss arising on account of the sell-down securitization of loan assets is recognized at the time of sale. Further, the securitization transactions of mortgage loans by the Bank’s Canadian subsidiary do not qualify as sale transactions as they do not meet the de-recognition criteria under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as transfers as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

Under ASC Topic 860 “Transfers and Servicing”, certain securitzation transactions, which qualify as transfer under Indian GAAP, do not qualify as transfer under U.S. GAAP. See note 22 (a) on “Securitizations and variable interest entities”.

i)	Income taxes

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates.

The Bank has incurred current tax expense and recognized deferred tax assets on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP with the offsetting amounts of current tax expense and deferred tax benefit recognized in net income. Under U.S. GAAP, no deferred tax assets are recognized on undistributed earnings of overseas branches where current taxes have been incurred and the current tax expense incurred has been recognized in other comprehensive income.

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses of domestic companies are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on a more-likely-than-not criteria.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits from time to time and receive the current tax benefit as per the Income Tax Act, 1961 for appropriation. If the funds are withdrawn from the Special Reserve in future periods, the amount withdrawn is taxable. Under Indian GAAP, a deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to income tax consequences. Accordingly, a deferred tax liability was not recognized under U.S. GAAP on the Special Reserve based on the Group’s continuing intention to not ever withdraw or utilize such Special Reserve and on an opinion from the legal counsel about the non–taxability of such Special Reserve in the scenario of a liquidation.

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

The following table sets forth, for the periods indicated, the components of the adjustments to income tax (expense)/benefit in the net income reconciliation.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Deferred tax on undistributed earnings of subsidiaries, branches and affiliates	(6,040.5)	29,035.5	(1,901.7)
Income tax where current tax has been incurred on foreign currency translation reserves	..	..	156.2
Deferred tax on unabsorbed depreciation or carried forward losses	87.0	1,746.4	20.3
Deferred tax on Special Reserve	1,864.1	1,860.4	1,179.1
Deferred tax on temporary difference on property and equipment	24.5	(456.3)	68.3
Income tax impact of U.S. GAAP adjustments	(30,897.1)	(6,694.3)	13,578.8
Total differences in income taxes	(34,962.0)	25,491.7	13,101.0

At March 31, 2019, the stockholders’ equity was higher by Rs. 31,014.8 million (March 31, 2018: Rs. 74,281.2 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs. 18,367.0 million (March 31, 2018: Rs. 23,781.1 million) was due to deferred tax on undistributed earnings of subsidiaries, branches and affiliates, Rs. (283.0) million (March 31, 2018: Rs. (861.2) million) was due to income tax where current tax has been incurred on foreign currency translation reserves pertaining to overseas branches, Rs. 1,853.7 million (March 31, 2018: Rs. 1,766.7 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 31,535.8 million (March 31, 2018: Rs. 29,671.7 million) was due to deferred tax on Special Reserve, Rs. 514.9 million (March 31, 2018: Rs. 490.4 million) was due to deferred tax on temporary difference on property and equipment, and Rs. (20,973.6) million (March 31, 2018: Rs. 19,432.5 million) was due to the income tax impact of U.S. GAAP adjustments.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 30,700.0 million at March 31, 2019 (March 31, 2018: Rs. 30,276.4 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 615.4 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2019 (Rs. 638.6 million for the year ended March 31, 2018 and Rs. 513.6 million for the year ended March 31, 2017).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. This has resulted in higher profit of Rs. 8,425.4 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2019 (higher profit of Rs. 5,043.4 million for the year ended March 31, 2018).

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2019.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	5,908.9	5,908.9
Asset backed securitizations	..	..	..
Loans	..	..	..
Total funded	..	5,908.9	5,908.9
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	..	..
Others	..	..	..
Total non-funded	..	..	..
Total	..	5,908.9	5,908.9

Rupees in million

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

 Rupees in million

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

Rupees in million

Particulars	At March 31, 2019	At March 31, 2018
Cash	..	..
Investments	622.8	622.8
Loans	3,566.2	4,343.8
Other assets	..	..
Total assets	4,189.0	4,966.6
Borrowings	949.5	1,184.4
Other liabilities	..	..
Total liabilities	949.5	1,184.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 137,313.1 million at March 31, 2019 (March 31, 2018: Rs. 119,977.3 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these VIEs, nor was the Bank involved in the design of these VIEs. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

b)	Fair value accounting of financial interests

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower entity by banks was allowed. The Bank, along with other lenders, converted a portion of its loans to certain entities into equity as per this guideline. Such conversion also allowed each lender, the right to nominate directors on the Board of the borrower entity. Although these entities were considered as equity affiliates under ASC Subtopic 323-10 because of deemed significant influence due to ownership interests and management rights, the intention of the Bank was to safeguard the debt recovery and not to get an economic benefit from the operations of these entities. Accordingly, the Bank opted for fair value option for accounting these affiliates and the loans, guarantees and equity share investments in these entities were fair valued through income statement under ASC Subtopic 825-10 “Financial Instruments”.

The fair value of loans and guarantees to these entities was Rs. 12,293.7 million at March 31, 2019 and Rs. 14,366.1 million at March 31, 2018 as compared to the carrying value of Rs. 40,300.7 million at March 31, 2019 and Rs. 56,190.6 million at March 31, 2018. The difference of Rs. 28,007.0 million at March 31, 2019 (March 31, 2018: Rs. 41,824.5 million) between the fair value and the carrying value, which represents loss arising due to fair value changes, has been recognized as a charge to income. This includes fair value of Rs. 11,262.9 million at March 31, 2019 and Rs. 11,672.9 million at March 31, 2018 for loans which are more than 90-days past due with a fair value loss of Rs. 25,704.0 million at March 31, 2019 and Rs. 37,969.3 million at March 31, 2018. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 12,973.9 million at March 31, 2019 (March 31, 2018: Rs. 8,203.4 million) has been recognized as a net charge to income due to fair value changes in the equity and debt investments in these entities.

The Group’s shareholding in these entities at March 31, 2019 is as below:

S. No	Name of the entity	Ownership interest
1.	Lanco Teesta Hydro Power Limited	14.48%
2.	Jaiprakash Power Ventures Limited	13.43%
3.	Vishwa Infrastructure and Services Private Limited	12.53%
4.	Ballarpur Industries Limited	12.02%
5.	Usher Agro Limited	10.88%
6.	Gammon India Limited	10.63%
7.	Unimark Remedies Limited	9.72%
8.	Great Offshore Limited	9.11%
9.	ICOMM Tele Limited	7.47%
10.	IVRCL Limited	7.98%
11.	Coastal Projects Limited	7.79%
12.	Diamond Power Infrastructure Limited	7.06%
13.	Patel Engineering Limited	4.64%
14.	GTL infrastructure Limited	4.28%
15.	Pratibha Industries Limited	3.01%
16.	Adhunik Power and Natural Resources Limited	1.77%
17.	Aster Private Limited	1.77%
18.	Monnet Ispat and Energy Limited	1.25%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2019	At March 31, 2018
Government securities	120,207.5	168,200.2
Corporate debt securities	37,987.3	44,309.6
Other debt securities	92,088.3	109,284.9
Total	250,283.1	321,794.7

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2019
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	321,713.0	3,529.6	(1,725.4)	323,517.2
Government securities	1,551,612.3	19,451.1	(2,732.5)	1,568,330.9
Other debt securities	207,696.8	3,086.5	(2,094.3)	208,689.0
Total debt securities	2,081,022.1	26,067.2	(6,552.2)	2,100.537.1
Other securities	10.5	6.3	..	16.8
Total	2,081,032.6	26,073.5	(6,552.2)	2,100,553.9

Rupees in million

	At March 31, 2018
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	291,545.4	2,154.0	(977.2)	292,722.2
Government securities	1,443,708.4	4,946.6	(12,352.1)	1,436,302.9
Other debt securities	205,752.1	166.5	(2,100.1)	203,818.5
Total debt securities	1,941,005.9	7,267.1	(15,429.4)	1,932,843.6
Other securities	52.6	27.4	..	80.0
Total	1,941,058.5	7,294.5	(15,429.4)	1,932,923.6

The fair value of the Group’s investment in equity securities based on readily determinable fair value and observable orderly transactions at March 31, 2019 was Rs. 55,041.7 million and Rs. 5,414.7 million (Rs. 49,272.0 million and Nil at March 31, 2018) respectively. The Group measured certain equity securities based on observable price in orderly transactions and recorded a gain of Rs. 2,719.6 million during fiscal 2019.

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs. 110.8 million at March 31, 2019 and Rs. 100.0 million at March 31, 2018. Non-readily marketable securities primarily represent investments in affiliates and securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 60,855.5 million at March 31, 2019 and Rs. 58,668.1 million at March 31, 2018 respectively. Of these, the carrying value of equity securities carried at cost less impairment was Rs. 25.5 million at March 31, 2019 after recognizing impairment charge of Rs. 271.2 million during fiscal 2019. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 3,518.2 million at March 31, 2019 and Rs. 8,673.6 million at March 31, 2018 under ASC Subtopic 825-10 “Financial Instruments”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

d)	Fair value measurements

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust/originator makes a number of assumptions with regard to various variables to arrive at the estimated flows. The cash flow schedule received from the trust is discounted at the base yield curve rates and credit spreads published by Financial Benchmark India Private Limited and Fixed Income Money Markets & Derivatives Association of India at month ends. Accordingly, these instruments are classified as Level 3 instruments. A reduction in the estimated cash flows of these instruments will adversely impact the value of these certificates. A change in the timing of these estimated cash flows will also impact the value of these certificates.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2019 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	33,128.9	5,550.7	396.7	39,076.3
Government debt securities	175,559.0	1,512,979.3	..	1,688,538.3
Corporate debt securities	177,659.9	182,126.0	2,325.3	362,111.2
Mortgage and other asset backed securities	..	3,483.7	139,864.4	143,348.1
Others[1]	66,991.7	106,140.1	1,622.2	174,754.0
Sub-total	453,339.5	1,810,279.8	144,208.6	2,407,827.9
Security receipts[2]				16.8
Venture fund units[2]				7,077.7
Total investments				2,414,922.4
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	14.2	34,190.5	58.3	34,263.0
Currency derivatives (including foreign exchange derivatives)[4]	3,440.2	40,340.3	..	43,780.5
Equity derivatives	4.9	..	..	4.9
Total positive mark-to-market	3,459.3	74,530.8	58.3	78,048.4
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	(38.9)	(33,998.6)	(134.2)	(34,171.7)
Currency derivatives (including foreign exchange derivatives)[4]	(2,637.7)	(39,920.4)	..	(42,558.1)
Equity derivatives	(1.8)	..	..	(1.8)
Total negative mark-to-market	(2,678.4)	(73,919.0)	(134.2)	(76,731.6)
Borrowings

Bonds	..	(367,578.7)	..	(367,578.7)
Total borrowings	..	(367,578.7)	..	(367,578.7)
Loans
Loans	..	..	12,293.7	12,293.7
Total loans	..	..	12,293.7	12,293.7

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.
2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2018 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	44,154.7	246.9	387.1	44,788.7
Government debt securities	155,233.9	1,449,269.2	..	1,604,503.1
Corporate debt securities	194,785.8	138,642.1	3,962.4	337,390.3
Mortgage and other asset backed securities	..	3,797.7	122,799.9	126,597.6
Others[1]	46,714.9	152,020.4	668.9	199,404.2
Sub-total	440,889.3	1,743,976.3	127,818.3	2,312,683.9
Security receipts[2]				80.0
Venture fund units[2]				5,827.6
Total investments				2,318,591.5
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	7.2	19,592.1	75.5	19,674.8
Currency derivatives (including foreign exchange derivatives)[4]	1,211.7	41,374.8	..	42,586.5
Equity derivatives	2.4	..	..	2.4
Total positive mark-to-market	1,221.3	60,966.9	75.5	62,263.7
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(24,259.5)	(87.3)	(24,346.8)
Currency derivatives (including foreign exchange derivatives)[4]	(1,314.4)	(34,695.5)	..	(36,009.9)
Equity derivatives	(0.3)	..	..	(0.3)
Total negative mark-to-market	(1,314.7)	(58,955.0)	(87.3)	(60,357.0)
Borrowings
Bonds	..	(389,996.2)	..	(389,996.2)
Total borrowings	..	(389,996.2)	..	(389,996.2)
Loans
Loans	..	..	14,253.3	14,253.3
Total loans	..	..	14,253.3	14,253.3

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Transfers between Levels of the fair value hierarchy

Government securities of Rs. 111.2 million and equity shares of Rs. 48.9 million were transferred from Level 1 to Level 2 as these securities were valued based on quoted prices in markets which were not active at March 31, 2019 as compared to valuation based on quoted prices in active market at March 31, 2018. Corporate debt securities of Rs. 1,730.0 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation techniques using market observable inputs at March 31, 2019 as compared to valuation based on quoted price at March 31, 2018.

Equity shares of Rs. 1.5 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices in active market at March 31, 2019 as compared to valuation based on quoted prices in markets which were not active at March 31, 2018.

Equity shares of Rs. 166.9 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on internal valuation using market observable inputs at March 31, 2019 as compared to valuation based on quoted prices in markets which were not active at March 31, 2018.

Corporate debt securities of Rs 139.3 million were transferred from Level 2 to level 3 as the valuation of these securities was based on significant management estimation or unobservable market inputs at March 31, 2019 as compared to valuation based on internal valuation techniques using market observable inputs at March 31, 2018. Preference shares of Rs. 1,343.0 million were transferred from Level 2 to level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2019 as compared to valuation based on quoted prices in markets which were not active at March 31, 2018.

Equity shares of Rs. 186.6 million were transferred from Level 1 to Level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2019 as compared to valuation based on quoted prices in active market at March 31, 2018.

Equity shares of Rs. 2.2 million and preference shares of Rs. 3.9 million were moved out from Level 2 as these investments were accounted for at cost at March 31, 2019.

Cost method equity shares of Rs. 2,695.1 million were transferred to Level 2 as fair value of these securities was determined based on observable orderly transactions for the identical securities in terms of ASC Topic 321, “Investments-Equity Securities”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2019.

Rupees in million

	Investments
Description	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2018	387.1	3,962.4	122,799.9	668.9	127,818.3	14,253.3
Total gains or losses (realized/unrealized)
-Included in earnings	(333.3)	3,939.3	28.5	(709.3)	2,925.2	3,817.1
-Included in other comprehensive income	..	359.7	2,701.2	342.0	3,402.9	..
Purchases/additions	..	777.3	85,504.6	..	86,281.9	202.2
Sales	(28.4)	(564.5)	..	..	(592.9)	(2,735.9)
Issuances	..	..	1,030.3	..	1,030.3	..
Settlements	..	(6,288.2)	(72,249.7)	(22.4)	(78,560.3)	(3,243.0)
Transfers in Level 3	353.5	139.3	..	1,343.0	1,835.8	..
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	17.8	..	49.6	..	67.4	..
Ending balance at March 31, 2019	396.7	2,325.3	139,864.4	1,622.2	144,208.6	12,293.7

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(333.3)	(1,025.5)	..	(709.2)	(2,068.0)	2,691.9

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2018.

Rupees in million

	Investments
Description	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2017	1,220.4	7,698.8	138,513.2	32.6	147,465.0	31,252.0
Total gains or losses (realized/unrealized)
-Included in earnings	(999.1)	(6,017.4)	(97.7)	(454.6)	(7,568.8)	(7,267.6)
-Included in other comprehensive income	(5.1)	(570.6)	(1,741.7)	(15.2)	(2,332.6)	..
Purchases/additions	121.5	3,099.8	57,496.7	..	60,718.0	..
Sales	(62.7)	(22.7)	..	..	(85.4)	..
Issuances	..	..	692.9	..	692.9	..
Settlements	..	(1,365.2)	(72,218.0)	..	(73,583.2)	(16,467.5)
Transfers in Level 3	111.0	1,106.2	..	1,106.1	2,323.3	6,736.4
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	1.1	33.5	154.5	..	189.1	..
Ending balance at March 31, 2018	387.1	3,962.4	122,799.9	668.9	127,818.3	14,253.3

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,013.9)	(2,804.1)	..	0.3	(3,817.7)	(7,267.6)

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2019.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2018	(11.8)	..	..	..	(11.8)
Total gains or losses(realized/unrealized)
-Included in earnings	(51.8)	..	..	..	(51.8)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	99.2	..	..	..	99.2
Transfers in Level 3	(111.5)	..	..	..	(111.5)
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2019	(75.9)	..	..	..	(75.9)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(71.1)	..	..	..	(71.1)

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

The Group has determined that certain unrealized losses on the Group’s investments in debt securities are temporary in nature. The Group conducts a review each year to identify and evaluate investments that have indications of possible impairment. An investment in a debt security is impaired if its fair value falls below its cost and accounting recognition of that decline in value is required if that decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the financial condition and near term prospects of the issuer. The Group considers whether the investments have been identified for sale or whether it is more likely than not that the Group will be required to sell the investment before recovery of its amortized cost basis less any current period credit loss.

The following table sets forth, the fair value of the investments in debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2019.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	7,474.9	(95.7)	83,536.1	(1,629.7)	91,011.0	(1,725.4)
Government securities	84,155.6	(154.2)	181,994.4	(2,578.3)	266,150.0	(2,732.5)
Other debt securities	23,739.8	(330.8)	59,643.9	(1,777.4)	83,383.7	(2,108.2)
Total debt securities	115,370.3	(580.7)	325,174.4	(5,985.4)	440,544.7	(6,566.1)

The following table sets forth, the fair value of the investments in debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2018.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2019.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,033.1	..	1,033.1	564.7	1,597.8
Government securities	..	..	..	86.8	86.8
Other debt securities	166.6	..	166.6	5.3	171.9
Total	1,199.7	..	1,199.7	656.8	1,856.5

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2018.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	5,542.2	..	5,542.2	187.5	5,729.7
Government securities	..	..	..	603.4	603.4
Other debt seurities	912.0	..	912.0	58.4	970.4
Total	6,454.2	..	6,454.2	849.3	7,303.5

The following table sets forth, a 12-month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2019.

Rupees in million

	Balance at March 31, 2018	Credit impairments in earnings on securities not previously credit impaired	Credit impairments recognized in earnings on securities that have been previously credit impaired	Reduction due to sales or maturity of credit impaired securities	Balance at March 31, 2019
Corporate debt securities	7,240.0	924.0	109.1	3,093.0	5,180.1
Other debt securities	2,442.5	..	166.6	606.3	2,002.8
Total	9,682.5	924.0	275.7	3,699.3	7,182.9

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

Certain investments in debt securities with unrealized losses are not classified as other than temporarily impaired, since the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

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

At March 31, 2019, the Group holds cost method equity investments amounting to Rs. 60,830.0 million (March 31, 2018: Rs. 58,583.3 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments. The Bank measured unquoted equity securities at fair value amounting to Rs. 25.5 million at March 31, 2019 (March 31, 2018: Rs. 84.9 million) due to impairment recognition. The fair value of these securities was determined based on level 3 inputs.

f)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2019.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	222,575.8	148,649.3	41,959.2	264,535.0
Consumer loans	1,788.6	836.3	..	1,788.6
Total	224,364.4	149,485.6	41,959.2	266,323.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in restructured loans at March 31, 2018.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	260,872.4	149,417.6	39,837.7	300,710.1
Consumer loans	1,625.5	808.8	..	1,625.5
Total	262,497.9	150,226.4	39,837.7	302,335.6

The following table sets forth the recorded investment in other impaired loans at March 31, 2019.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	271,752.4	196,056.5	53,727.2	325,479.6
Consumer loans	69,161.4	35,381.0	..	69,161.4
Total	340,913.8	231,437.5	53,727.2	394.641.0

The following table sets forth the recorded investment in other impaired loans at March 31, 2018.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	331,716.4	189,147.1	43,041.5	374,757.9
Consumer loans	56,205.9	26,189.2	52.0	56,257.9
Total	387,922.3	215,336.3	43,093.5	431,015.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2019.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	148,649.3	..	..	148,649.3
Allowance for loan losses: collectively evaluated for impairment	..	836.3	..	836.3
Total allowance for loan losses	148,649.3	836.3	..	149,485.6
Recorded financing receivables
Individually evaluated for impairment	264,535.0	..	..	264,535.0
Collectively evaluated for impairment	..	1,788.6	..	1,788.6
Total recorded financing receivables	264,535.0	1,788.6	..	266,323.6

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2018.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	149,417.6	..	..	149,417.6
Allowance for loan losses: collectively evaluated for impairment	..	808.8	..	808.8
Total allowance for loan losses	149,417.6	808.8	..	150,226.4
Recorded financing receivables
Individually evaluated for impairment	300,710.1	..	..	300,710.1
Collectively evaluated for impairment	..	1,625.5	..	1,625.5
Total recorded financing receivables	300,710.1	1,625.5	..	302,335.6

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2019.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	196,056.5	1,425.1	..	197,481.6
Allowance for loan losses: collectively evaluated for impairment	17,167.4	39,769.0	..	56,936.4
Total allowance for loan losses	213,223.9	41,194.1	..	254,418.0
Recorded financing receivables
Individually evaluated for impairment	325,479.6	1,685.6	..	327,165.2
Collectively evaluated for impairment	2,637,902.8	3,452,968.8	1,417.8	6,092,289.4
Total recorded financing receivables	2,963,382.4	3,454,654.4	1,417.8	6,419,454.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2018.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	189,147.1	1,784.9	..	190,932.0
Allowance for loan losses: collectively evaluated for impairment	23,506.3	27,818.5	..	51,324.8
Total allowance for loan losses	212,653.4	29,603.4	..	242,256.8
Recorded financing receivables
Individually evaluated for impairment	374,757.9	2,271.2	..	377,029.1
Collectively evaluated for impairment	2,332,086.8	2,798,442.8	1,136.8	5,131,666.4
Total recorded financing receivables	2,706,844.7	2,800,714.0	1,136.8	5,508,695.5

The following table sets forth loans restructured during the year ended March 31, 2019.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	8	2,646.4	..	8,746.0	791.8	9,410.0
Consumer loans	2,309	473.9	111.8	22.1	478.2	129.6
Total	2,317	3,120.3	111.8	8,768.1	1,270.0	9,539.6

The following table sets forth loans restructured during the year ended March 31, 2018.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal Payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	17	11,879.3	..	10,821.5	(4,023.4)	22,240.9
Consumer loans	369	42.9	14.3	33.2	35.9	54.5
Total	386	11,922.2	14.3	10,854.7	(3,987.5)	22,295.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth restructured loans at March 31, 2019 and 2018, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2019	Payment default during the year ended March 31, 2019[1]	Balances at March 31, 2018	Payment default during the year ended March 31, 2018[1]
Commercial loans	264,535.0	4,224.0	300,710.1	17,042.1
Consumer loans	1,788.6	468.6	1,625.5	61.7
Total	266,323.6	4,692.6	302,335.6	17,103.8

1. Default is defined as 90 days past due.

Additionally at March 31, 2019, the Bank has outstanding loans amounting to Rs. 38,048.5 million (March 31, 2018: Rs. 54,220.6 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

Rupees in million

	At March 31,
Balance sheet	2019	2018
Cash and cash equivalents	20,066.6	11,970.8
Securities	466,450.7	396,393.6
Assets held to cover linked liabilities	1,109,451.0	975,011.6
Other assets	88,072.5	80,957.1
Total assets	1,684,040.8	1,464,333.1

Provision for linked liabilities	1,109,451.0	975,011.6
Other liabilities	479,518.2	401,098.9
Stockholders’ equity	95,071.6	88,222.6
Total liabilities and stockholders’ equity	1,684,040.8	1,464,333.1

Rupees in million

	Year ended March 31,
	2019	2018
Interest income	63,824.0	56,993.6
Interest expense	..	..
Net interest income	63,824.0	56,993.6
Insurance premium	309,297.7	270,687.7
Other non-interest income	39,255.1	57,790.7
Non-interest expense	(398,598.5)	(368,231.2)
Income tax (expense)/benefit	(590.9)	(1,026.6)
Income/(loss), net	13,187.4	16,214.2

The aggregate market value of the investment in shares of ICICI Life at March 31, 2019 based on quoted market prices was Rs. 265,876.7 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

h)	Insurance subsidiary/affiliate

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i)	Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Policyholders’ liability

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

Under Indian GAAP, based on the recommendation of Appointed Actuary, 1/9th of the bonus declared is transferred to the shareholders and remaining surplus after the transfer is held back as Funds for future appropriation.

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

iv)	Unrealized gain/(loss) on trading portfolio and equity securities

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked business. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investments-Debt”, unrealized gain/(loss) on investments classified as held for trading” is taken to the profit and loss account. Under U.S. GAAP, unrealized gain/losses on equity securities are recognized in profit and loss account from April 1, 2018, as per FASB ASC Topic 321, “Investments-Equity Securities”.

v)	Income taxes

The differences in the accounting for income taxes are primarily on account of:

i)	Income tax impact of all U.S. GAAP adjustments.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Profit/(loss) as per Indian GAAP	11,389.3	16,191.7	16,816.6
Adjustments on account of
Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	5,102.6	3,230.5	(7,594.2)
Actuarial reserves on lapsed policies	(0.9)	(0.1)	(1,861.5)
Compensation costs	(252.3)	(72.7)	53.5
Unrealized gain/(loss) on trading portfolio and equity securities	(2,890.0)	(3,507.9)	4,848.1
Income taxes benefit/(expense)	(97.3)	369.8	(148.8)
Others	(64.0)	2.9	(54.0)
Profit/(loss) as per U.S. GAAP	13,187.4	16,214.2	12,059.7

While profit under Indian GAAP decreased from Rs. 16,191.7 million in fiscal 2018 to Rs. 11,389.3 million in fiscal 2019, profit under U.S. GAAP decreased from Rs. 16,214.2 million in fiscal 2018 to Rs. 13,187.4 million in fiscal 2019.

In fiscal 2019, the policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP was lower by Rs 5,102.6 million (fiscal 2018: lower by Rs 3,230.5 million) as compared to Indian GAAP. In fiscal 2019, under U.S. GAAP, the positive impact due to deferred acquisition cost increased from Rs. 3,640.4 million in fiscal 2018 to Rs. 4,463.4 million in fiscal 2019 primarily due to increase in commission expenses on acquisition of insurance policies. Further, in fiscal 2019, policyholders’ liability for protection line of business under Indian GAAP was higher as compared to U.S. GAAP due to the change in business mix.

The unrealized gain/(loss) on trading portfolio and equity securities under U.S. GAAP amounted to an unrealized loss of Rs. 2,890.0 million in fiscal 2019, of which an unrealized loss of Rs. 3,527.0 million pertained to the change in fair value of equity securities of other than trading portfolio, which was recognized in income statement under U.S. GAAP on adoption of ASC Topic 321, “Investments-Equity Securities” from April 1, 2018.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Income tax impact of U.S. GAAP adjustments	(97.3)	369.8	(148.8)
Total differences in income taxes	(97.3)	369.8	(148.8)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

v)	Mark to market on equity investments

Under Indian GAAP, all unrealized gains/ (losses) on equity investments are recognized through reserves. Under U.S. GAAP, unrealized gains/ (losses) on equity investments are recognized through income statement in accordance with the requirement of Accounting Standards Update No 2016-01 on Financial Instruments- Overall (Subtopic 825-10).

vi)	Income taxes

The differences in the accounting for income taxes are primarily on account of:

i.	Income tax impact of U.S. GAAP adjustments.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Profit as per Indian GAAP	10,492.6	8,617.8	7,018.8
Adjustments on account of
Provision for reinsurance commission	(1,081.0)	(1,993.8)	(1,663.2)
Amortization of deferred acquisition costs	2,171.3	2,139.2	683.9
Premium deficiency	(2.7)	20.5	(20.5)
Compensation costs	(115.8)	16.3	48.5
Unrealized gain/(loss) on equity investments	(3,952.5)	..	..
Income tax benefit/(expense)	986.7	(42.7)	346.8
Others	(19.3)	(0.5)	(51.4)
Profit/(Loss) as per U.S. GAAP	8,479.3	8,756.8	6,362.9

Reinsurance commission on business ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the related policy period under U.S. GAAP. Adjustments on account of provision for reinsurance commission decreased from Rs. 1,993.8 million in fiscal 2018 to Rs. 1,081.0 million in fiscal 2019 primarily due to decrease in re-insurance commission on retail health contracts.

In fiscal 2019, unrealized loss on equity shares amounting to Rs. 3,952.5 million was recorded through income statement in U.S. GAAP on adoption of ASU Topic 321. Prior to fiscal 2019, equity investments were classified as available-for-sale and unrealized gain/(loss) on equity securities were recorded through other comprehensive income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2019	2018	2017
Income tax impact of U.S. GAAP adjustments	986.7	(42.7)	346.8
Total differences in income taxes	986.7	(42.7)	346.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

i)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2019	2018

Goodwill	177,998.3	177,998.3
Accumulated amortization	(54.0)	(54.0)
Goodwill, net (A)	177,944.3	177,944.3

Asset management and advisory intangibles (B)	367.0	367.0
Customer-related intangibles	25,020.1	25,020.1
Accumulated amortization	(13,474.1)	(11,723.3)
Customer-related intangibles net (C)	11,546.0	13,296.8
Brand	943.0	943.0
Accumulated amortization	(110.0)	(47.2)
Brand net (D)	833.0	895.9
Goodwill and intangible assets, net (A+B+C+D)	190,690.3	192,504.0

1. See also “Schedule 18 - Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2019	2018

Opening balance	177,944.3	35,047.4
Goodwill addition during the period	..	142,896.9
Goodwill disposed off during the period	..	..
Closing balance	177,944.3	177,944.3

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2019	2018
Opening balance	14,192.7	12.9
Additions	..	15,553.0
Amortization	(1,813.7)	(1,373.2)
Disposal	..	..

Closing balance	12,379.0	14,192.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million

Year ended March 31	Amount
2020	1,813.7
2021	1,813.7
2022	1,451.4
2023	1,330.7
2024	1,330.7
Thereafter	4,638.8
Total	12,379.0

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2019. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results. The goodwill present in the Wholesale reporting unit may be particularly sensitive to further deterioration in economic conditions. If the future were to differ adversely from management’s estimate of key assumptions, there could potentially arise an indication of impairment with respect to Rs.14,482.3 million of goodwill in Wholesale reporting unit.

j)	Employee benefits

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2019	2018

Change in benefit obligations
Projected benefit obligations at the beginning of the year	10,546.0	9,066.8
Add: Adjustment for exchange fluctuation on opening obligations	3.0	0.4
Adjusted opening obligations	10,549.0	9,067.2
Service cost	1,109.2	997.8
Interest cost	850.7	751.2
Acquisition/(Divestitures)	33.2	549.6
Past service cost	..	16.1
Benefits paid	(1,047.6)	(934.1)
Actuarial (gain)/loss on obligations	(163.5)	98.2
Projected benefit obligations at the end of the year	11,331.0	10,546.0

Change in plan assets
Fair value of plan assets at the beginning of the year	9,895.2	8,920.6
Acquisition/(Divestitures)	33.2	576.1
Actual return on plan assets	735.6	635.3
Employer contributions	1,335.1	697.3
Benefits paid	(1,047.6)	(934.1)
Plan assets at the end of the year	10,951.5	9,895.2
Funded status	(379.5)	(650.8)
Amount recognized, net	(379.5)	(650.8)
Accumulated benefit obligation at year-end	7,106.8	6,673.2

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Service cost	1,109.2	997.8	771.3
Interest cost	850.7	751.2	672.0
Expected return on plan assets	(797.0)	(759.1)	(547.1)
Amortization of transition asset/liability	..	..	..
Amortization of prior service cost	8.4	5.5	5.4
Amortized actuarial (gain)/loss	14.8	23.2	28.4
Acquisition and divestiture (gain)/loss	..	..	..
Exchange gain/(loss)	3.0	0.4	(2.7)
Gratuity cost, net[1]	1,189.1	1,019.0	927.3

1. For the year ended March 31, 2018, includes Rs. 17.5 million relating to pre-acquisition cost of ICICI Lombard General Insurance Company Limited.

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2019	2018	2017

Discount rate	7.8%	7.7%	8.4%
Rate of increase in the compensation levels	7.2%	7.2%	7.1%
Rate of return on plan assets	8.0%	8.0%	8.0%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2019	2018

Discount rate	8.3%	7.9%

Rate of increase in the compensation levels	7.2%	7.2%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2019	2018

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	9,246.4	9,003.4
Group growth fund[2]	164.9	133.8
Group debt fund[3]	5.6	1.2
Group short-term fund[4]	189.0	70.6
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	9,605.9	9,209.0
Investment in scheme of Life Insurance Corporation of India	244.3	236.9
Total assets managed by external entities	9,850.2	9,445.9
Special deposit with central government	290.6	291.9
Government debt securities	24.7	26.8
Corporate debt securities	39.6	55.8
Balance with banks and others	746.4	74.8
Total	10,951.5	9,895.2

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2019, investment in corporate bonds, government securities/treasury bills, equity and fixed deposits were 53.5%, 25.2%, 15.4% and 0.3% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2019, investment in equity, corporate bonds and government securities/treasury bills were 53.5%, 26.7% and 15.4% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2019, investment in corporate bonds and government securities/treasury bills were 69.2% and 26.6% respectively.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2019, investment in money market instruments and corporate bonds were 76.1% and 23.7% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2020	Target asset allocation at March 31, 2019
Funds managed by external entities	97%	96%
Special deposit with central government	2%	3%
Debt securities	1%	1%
Total	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount

Expected Group contributions to the fund during the year ending March 31, 2020	1,018.0
Expected benefit payments from the fund during year ending March 31,
2020	1,702.6
2021	1,492.7
2022	1,560.8
2023	1,644.0
2024	1,701.5
Thereafter upto 10 years	8,796.1

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2019.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2019	2018
Change in benefit obligations
Projected benefit obligations at beginning of the year	14,722.4	14,810.7
Service cost	222.1	243.8
Interest cost	1,123.6	1,115.6
Liability extinguished on settlement	(1,833.7)	(1,399.0)
Benefits paid	(176.8)	(122.1)
Actuarial (gain)/loss on obligations	532.9	73.4
Projected benefit obligations at the end of the year	14,590.5	14,722.4

Change in plan assets
Fair value of plan assets at beginning of the year	16,303.7	16,888.1
Actual return on plan assets	1,255.2	983.8
Assets distributed on settlement	(2,037.4)	(1,554.5)
Employer contributions	94.1	108.4
Benefits paid	(176.8)	(122.1)
Plan assets at the end of the year	15,438.8	16,303.7

Funded status	848.3	1,581.3

Net amount recognized	848.3	1,581.3

Accumulated benefit obligation at year end	13,629.4	13,639.3

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Service cost	222.1	243.8	239.4
Interest cost	1,123.6	1,115.6	1,112.0
Expected return on assets	(1,381.1)	(1,433.4)	(1,143.2)
Curtailment and settlement (gain)/loss ..	203.7	155.4	131.4
Actuarial (gain)/loss	1,210.3	1,240.4	1,296.9

Net pension cost	1,378.6	1,321.8	1,636.5

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2019	2018	2017

Discount rate	7.8%	7.7%	8.4%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2019	2018

Discount rate	8.1%	7.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

Rupees in million

Asset category	Fair value at March 31, 2019	Fair value at March 31, 2018	Target asset allocation at March 31, 2020	Target asset allocation at March 31, 2019
Government debt securities	7,661.9	7,985.9	50%	48%
Corporate debt securities	7,481.6	8,092.7	44%	42%
Balance with banks and others	295.3	225.1	6%	10%
Total	15,438.8	16,303.7	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2020	1,000.0
Expected benefit payments from the fund during the year ending March 31,
2020	982.2
2021	1,209.1
2022	1,178.9
2023	1,223.4
2024	1,145.7
Thereafter upto 10 years	4,745.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2019.

k)	Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2019	2018

Deferred tax assets
Allowance for loan losses	130,163.7	123,294.1
Equity and debt securities	43.3	4,623.1
Unearned income	1,855.0	2,251.2
Business and capital loss carry forwards	5,442.7	4,940.3
Fair value accounting of financial interests	10,750.7	14,986.4
Investments in affiliates and subsidiaries	24,576.0	30,275.1
Reserve for unexpired risks	2,396.0	1,358.5
Others	3,700.9	3,498.0
	178,928.3	185,226.7
Valuation allowance	(2,948.4)	(3,477.7)
Total deferred tax assets	175,979.9	181,749.0
Deferred tax liabilities
Equity and debt securities	(1,784.4)	(243.6)
Property and equipment	(6,132.9)	(6,362.6)
Investments in subsidiaries, branches and affiliates	(6,208.9)	(6,494.0)
Amortization of fees and costs	(5,025.9)	(4,426.0)
Intangibles	(4,325.7)	(4,959.5)
Non-banking assets	(6,837.0)	(3,679.4)
Interest on income tax refunds	(2,632.6)	(1,077.1)
Others	(2,033.5)	(1,674.5)
Total deferred tax liabilities	(34,980.9)	(28,916.7)

Net deferred tax assets	140,999.0	152,832.3

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2018 and 2019. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 34.94%, 34.61% and 34.61% for the year ended March 31, 2019, 2018 and 2017 respectively including surcharge and education cess.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciliation of tax rates

The following table sets forth, for the periods indicated, a reconciliation of expected income taxes at the Indian statutory income tax rate to reported income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2019	2018	2017
Income/(loss) before income tax expense including non-controlling interest from operations
In India	170,007.4	199,545.8	106,771.3
Outside India	(15,402.8)	(21,915.5)	(33,528.7)
Total	154,604.6	177,630.3	73,242.6

Statutory tax rate	34.94%	34.61%	34.61%
Income tax expense/(benefit) at the statutory tax rate	54,025.0	61,474.3	25,347.8
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies	(1,864.1)	(2,116.0)	(1,179.0)
Exempt interest and dividend income	(2,005.6)	(3,389.6)	(4,097.3)
Income charged at rates other than statutory tax rate[1]	(3,724.0)	(1,229.2)	(14,853.1)
Changes in the statutory tax rate	..	(1,607.2)	..
Expenses disallowed for tax purposes..	1,544.9	2,480.9	2,392.9
Tax on undistributed earnings of subsidiaries, branches and affiliates	(310.5)	(41.2)	(447.6)
Change in valuation allowance[2]	(529.3)	(2,059.9)	3,102.0
Tax adjustments in respect of prior year tax assessments.	(1,141.9)	(98.1)	18.9
Tax on investments in subsidiaries and affiliates[3] .	6,351.0	(29,039.5)	2,341.1
Others[4]	(880.9)	(32,053.5)	(4,146.3)

Income tax expense/(benefit) reported	51,464.6	(7,679.0)	8,479.3
Current tax expense
In India	46,032.6	38,030.9	28,218.7
Outside India	1,744.3	1,890.0	1,069.3
Total	47,776.9	39,920.9	29,288.0
Deferred tax (benefit)/expense
In India	3,017.4	(46,696.2)	(20,737.2)
Outside India	670.3	(903.7)	(71.5)
Total	3,687.7	(47,599.9)	(20,808.7)

1.	During fiscal 2017, the Bank sold part of its investment in ICICI Prudential Life Insurance Company Limited in the initial public offer. The gain of Rs. 47,491.1 million on such sale was taxable at Nil rate. The tax effect of Rs. (16,345.7) million on the gain was considered in this line item.

2.	The Bank had created valuation allowance on deferred tax asset on carried forward capital losses in fiscal 2017. Due to changes in tax laws in fiscal 2018, the long term gains on equity shares after April 1, 2018 are taxable and the carried forward losses are eligible for set-off against these gains. Accordingly, the Bank reversed the valuation allowance created on deferred tax asset on carried forward losses.

3.	During fiscal 2018, the Bank had recognized a deferred tax asset amounting to Rs. 30,057.2 million on investment in its equity affiliate.

4.	During fiscal 2018, includes tax effect of Rs. (35,201.4) million on gains due to remeasurement of equity interest in ICICI Lombard General Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of carry forward losses at March 31, 2019.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forward
April 1, 2019 to March 31, 2024	..	1,001.0	..
April 1, 2024 to March 31, 2029	15,601.1	825.2	..
Total capital loss carry forward	15,601.1	1,826.2	..

Business loss carry forward
April 1, 2019 to March 31, 2024	..	57.5	199.6
April 1, 2024 to March 31, 2029	..	688.7	5.3
April 1, 2029 to March 31, 2034	..	276.5	5,466.4
April 1, 2034 to March 31, 2039	..	23.2	..
Indefinite period	..	6,128.4	..
Total business loss carry forward	..	7,174.3	5,671.3

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2019, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 4,797.4 million, Rs. 2,681.7 million and Rs. 4,526.8 million during the year ended March 31, 2019, 2018 and 2017 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 10,800.9 million, Rs. 18,129.9 million, and Rs. 14,486.2 million at March 31, 2019, 2018 and 2017 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Beginning balance	30,495.3	29,788.1	27,578.6
Increases related to prior year tax positions	269.3	..	..
Increases related to current year tax positions	1,439.6	1,922.5	2,209.6
Decreases related to prior year tax positions	(3,501.8)	(1,215.3)	(0.1)
Ending balance	28,702.4	30,495.3	29,788.1

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal 2016 and onwards. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

l)	Earnings per share

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2019		2018		2017

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	94,949.7	94,949.7	178,680.3	178,680.3	62,399.4	62,399.4
Contingent issuances of subsidiaries/equity affiliates	..	(73.0)	..	(22.7)	..	(39.7)

	94,949.7	94,876.7	178,680.3	178,657.6	62,399.4	62,359.7
Common stock
Weighted-average common stock outstanding	6,436.0	6,436.0	6,417.2	6,417.2	6,401.8	6,401.8
Dilutive effect of employee stock options	..	58.2	..	45.2	..	24.3

Total	6,436.0	6,494.2	6,417.2	6,462.4	6,401.8	6,426.1

Earnings per share (Rs.)	14.75	14.61	27.84	27.65	9.75	9.70

m)	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2019	2018	2017

Net income/(loss) (net of tax) excluding non-controlling interest	94,949.7	178,680.3	62,399.4
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	12,749.9	(23,759.7)	19,021.7
Translation adjustments (net of tax)[2]	(828.9)	32.0	(820.5)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	426.4	368.0	333.7

Comprehensive income attributable to ICICI Bank stockholders	107,297.1	155,320.6	80,934.3
Comprehensive income attributable to non-controlling interests	8,280.8	5,429.3	2,428.7
Total comprehensive income	115,577.9	160,749.9	83,363.0

1.	Net of tax effect of Rs. (8,657.3) million, Rs. 11,430.1 million and Rs. (4,899.7) million for the year ended March 31, 2019, March 31, 2018 and March 31, 2017 respectively.

2.	Net of tax effect of Rs. 514.4 million, Rs. (197.7) million and Rs. 39.0 million for the year ended March 31, 2019, March 31, 2018 and March 31, 2017 respectively.

3.	Net of tax effect of Rs. (229.1) million, Rs. (150.8) million and Rs. (176.6) million for the year ended March 31, 2019, March 31, 2018 and March 31, 2017 respectively.

n)	Guarantees

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2019 amounted to Rs. 4,563.2 million (March 31, 2018: Rs. 4,497.9 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2019.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	348,077.7	95,646.4	22,951.9	5,922.9	472,598.9
Performance guarantees	398,699.3	233,193.1	73,251.0	22,229.8	727,373.2
Total guarantees	746,777.0	328,839.5	96,202.9	28,152.7	1,199,972.1

The following table sets forth, the details of guarantees outstanding at March 31, 2018.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	308,694.6	104,816.8	19,412.2	7,688.3	440,611.9
Performance guarantees	346,621.0	209,461.0	73,059.3	21,134.0	650,275.3
Total guarantees	655,315.6	314,277.8	92,471.5	28,822.3	1,090,887.2

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2019, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 130,353.8 million (March 31, 2018: Rs. 137,412.8 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

23.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2019 was Rs. 1,261,189.5 million (March 31, 2018: Rs. 1,098,009.3 million), and the Bank complied with the requirement throughout the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2020. At March 31, 2019, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 7.525%, minimum Tier-1 capital ratio of 9.025% and minimum total capital ratio of 11.025%. The minimum total capital requirement includes capital conservation buffer of 1.875% and additional Common Equity Tier-1 capital surcharge of 0.15% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2019 was 16.89% (March 31, 2018: 18.42%). These are based on unconsolidated financial statements as per Indian GAAP.

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra Executive Director (Designate)

/s/ Rakesh Jha Group Chief Financial Officer	/s/ Ranganath Athreya Company Secretary

/s/ Ajay Mittal Chief Accountant

Mumbai

July 31, 2019