Form 20-F
period 2020-03-31
ICICI BANK LTD
filed 2020-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______________________to_______________________ .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report_____________________

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

1 Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2020 was 6,472,765,203.

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

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location
Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information	Selected Consolidated Financial and Operating Data	128
		Risk Factors	7
4	Information on the Company	Business	44
		Operating and Financial Review and Prospects	133
		Overview of the Indian Financial Sector	235
		Supervision and Regulation	251
		Business—Subsidiaries, Associates and Joint Ventures	110
		Business—Properties	119
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-112
4A	Unresolved Staff Comments	None
5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	133
		Business—Risk Management	64
		Business—Funding	62
6	Directors, Senior Management and Employees	Management	221
		Business—Employees	118
7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	45
		Operating and Financial Review and Prospects—Related Party Transactions	206
		Management—Compensation and Benefits to Directors and Officers—Loans	230
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-47
8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Balance Sheet	F-5
		Operating and Financial Review and Prospects—Executive Summary	133
		Business—Legal and Regulatory Proceedings	120
		Dividends	310
9	The Offer and Listing	Market Price Information	6
10	Additional Information	Additional Information	318
		Exchange Controls	303
		Taxation	311
		Restriction on Foreign Ownership of Indian Securities	306
		Dividends	310
		Business—Subsidiaries, Associates and Joint Ventures	108
11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	72
12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	126
Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

Form 20-F	Item Number and Caption	Location
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	Business—Risk Management—Controls and Procedures	88
16	[Reserved]	Not applicable
16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	226
16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	229
16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	229
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	45
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corpo16Hrate Governance	Management—Summary Comparison of Corporate Governance Practices	229
16H	Mine Safety Disclosure	Not applicable
Part – III
17	Financial Statements	See Item 18
18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
19	Exhibits	Consolidated Balance Sheet	F-5
		Exhibit Index and Attached Exhibits	320

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2016 through 2019, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, impact of Covid-19 pandemic on the global and Indian economy, including the impact on the Bank’s results, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside; future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans; our exposure to securities of asset reconstruction companies; our ability to successfully implement our strategies, including our retail deposit growth strategy, our strategic use of technology and the internet and our strategy to reduce our net non-performing assets; the continued service of our senior management; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to; the outcome of any internal or independent enquiries or regulatory or governmental investigations; our rural expansion; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks that we face following our international growth; our growth and expansion in domestic and overseas markets; our status as a systemically important bank in India; our ability to maintain enhanced capital and liquidity requirements; the adequacy of our allowance for credit and investment losses; our ability to market new products; investment income; cash flow projections; the impact of any changes in India’s credit rating; the impact of any new accounting standards or new accounting framework; our ability to implement our dividend payment practice; the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations; the state of the global financial system and systemic risks; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, uncertainty towards the impact of Covid-19 pandemic on the Bank’s results, including credit quality and provisions, the monetary and interest rate policies of India and the other markets in which we operate, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments , political or financial instability in India or any other country caused by any factor including regional hostilities, terrorist attacks or social unrest, man-made or natural disasters and catastrophes, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited, and the National Stock Exchange of India Limited.

At June 30, 2020, total 6,475,980,400 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 30, 2020, there were 1,377,606 holders of record of our equity shares, of which 151 had registered addresses in the United States and held an aggregate of 40,914 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2020, we had approximately 590 million ADSs, equivalent to about 1,180 million equity shares, outstanding. At June 30, 2020, there were 89,929 record holders of our ADSs, out of which 96 have registered addresses in the United States.

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

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product grew by 8.3% in fiscal 2017, 7.0% in fiscal 2018 and 6.1% in fiscal 2019. In fiscal 2020, India’s gross domestic product grew by 4.2%. On a gross value added basis, the agriculture sector grew by 4.0%, the industrial sector by 0.9% and the services sector by 5.5% in fiscal 2020 compared to a growth of 2.4%, 4.9% and 7.7% respectively in fiscal 2019. The agriculture sector accounted for 14.6% of gross value added, while industry and services accounted for 30.2% and 55.2%, respectively, in fiscal 2020. The growth in gross domestic product was significantly slower at 3.1% during the three months ended March 31, 2020, as the outbreak of the Covid-19 pandemic and consequent lockdown began impacting economic activity.

The Covid-19 pandemic has impacted, and will likely continue to impact, the economy of most countries, including India, and has resulted in substantial volatility in global financial markets, increased unemployment and operational challenges, such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols, which have significantly slowed down economic activity. Various forecasts project a contraction in India’s gross domestic product in fiscal 2021 due to the economic disruption caused by the pandemic. The Government of India initiated a nationwide lockdown from March 25, 2020 for three weeks, which was extended to May 31, 2020. While India has commenced calibrated easing of lockdown measures, the trajectory of the eventual outcome remains uncertain and is contingent on the future path of the viral outbreak and effectiveness of measures to counter it.

The Reserve Bank of India has announced several measures to ease stress on the financial system and economy, including enhancing system-wide liquidity, reducing interest rates, a moratorium on loan repayments for certain borrowers, an asset classification standstill benefit for overdue accounts where a moratorium has been granted and relaxing the liquidity coverage requirement, among others. The government announced an economic package which included direct benefit transfers to individuals in low-income groups, free food-grain distribution, access to credit for small and medium enterprise businesses with government guarantee and other policy reforms. It is unclear whether these or future actions will be successful in countering the economic disruption owing to the pandemic. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the Indian and the global economy will deepen, and our results of operations and financial condition will be adversely affected. See also “—The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

In fiscal 2016, 2017 and 2018, there was a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for corporate sector loans. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. Subsequently, a revised prudential framework for resolution of stressed assets was announced which retained the withdrawal status of schemes for resolution. Further, challenges emerged in some sectors and specific corporates and promoter groups during fiscal 2019 and continued in fiscal 2020. Non-banking financial companies and housing finance companies faced significant pressures from mid-2018 following the default by a large non-banking financial company, which led to subdued growth and declines in available market funding. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its debt obligations during fiscal 2020. The slowdown in lending by these companies could reduce credit availability in the economy, result in refinancing risks for their borrowers and adversely impact the quality of the loan portfolio of banks. Challenges also emerged for telecom companies and real estate developers during fiscal 2020 due to economic uncertainties and a weak operating environment, which may adversely affect the quality of our loan portfolio. See also “—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer”.

The Indian economy in general, and the agricultural sector in particular, are impacted by the level and timing of monsoon rainfall. See also, “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs”. Investments by the corporate sector in India are impacted by demand conditions in the global and Indian economy and government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. During fiscal 2020, the repo rate was reduced by 110 basis points, from 6.25% at March 31, 2019 to 5.15% in October 2019. The policy rate was steady until March 2020, following a rise in inflation. On March 27, 2020, the Reserve Bank of India announced a reduction in the repo rate of 75 basis points, to 4.40%, as a measure to combat the economic impact of the Covid-19 pandemic. During the three months ended June 30, 2020, the Reserve Bank of India reduced the repo rate by a further 40 basis points, to 4.0%, on May 22, 2020. India has, in the past, experienced sustained periods of high inflation. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy, may have an adverse effect on economic growth in India.

Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. For instance, the increased uncertainties and risk aversion caused by the Covid-19 pandemic led to significant outflows of foreign institutional investments from Indian equity and debt markets in an aggregate amount of about US$ 14.7 billion during the three months ended March 31, 2020. Similarly, a slowdown in global growth may impact India’s exports and, in the event of over-supply or sharp and sustained price reductions of globally traded commodities such as metals and minerals, may negatively impact our borrowers in these sectors. Global trade disputes and protectionist measures and counter-measures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business.

Adverse economic conditions in India due to the Covid-19 pandemic or otherwise and movements in global capital, commodity and other markets could result in reduction of demand for credit and other financial products and services, increased competition and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the prices of our equity shares and ADSs.

There is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies, which increase risks for all financial institutions, including us.

Global economic changes, such as developments in the Eurozone, including concerns regarding sovereign debt default, the future of United Kingdom’s relationship with the European Union and the final outcome of its withdrawal (“Brexit”), and the exit of any other country from the European Union; recessionary economic conditions; concerns related to the impact of tightening monetary policy in the U.S.; and potential trade wars between large economies may lead to increased risk aversion and volatility in global capital markets, which could adversely affect our business.

It is unclear how the United Kingdom’s exit from the European Union will affect the fiscal, monetary and regulatory landscape within the United Kingdom, the European Union and globally. Uncertainty around these and related issues could lead to adverse effects on the economy of the United Kingdom and the other economies in which we operate. Our subsidiary in the United Kingdom has made changes to its operations in the European Union in preparation for Brexit, which could adversely affect our business in the United Kingdom and Europe if the changes are not implemented effectively. The uncertainty during and after the period of transition and negotiation may also create a negative economic impact and increase volatility in global markets. Such volatility and negative economic developments could, in turn, materially adversely affect our business, prospects, financial conditions or results of operations.

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

Any adverse revisions to India’s credit ratings by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position and market perception of the Bank.

We are rated by Moody’s and Standard and Poor’s. In April 2020, both rating agencies revised the outlook on our rating from stable to negative, while maintaining the rating on our senior unsecured foreign currency debt at BBB- by Standard and Poor’s and Baa3 by Moody’s. The change in outlook on the Bank’s rating was due to the increased headwinds for the Indian banking sector as a result of the Covid-19 pandemic. Further, in June 2020, Standard and Poor’s maintained the rating on our senior unsecured debt while downgrading certain other banks on the expectation that the Bank would structurally improve its capital position over the next few months. In June 2020, Moody’s lowered the sovereign rating for India from Baa2 to Baa3, with a negative outlook due to the impact of the Covid-19 pandemic on the government’s fiscal position and the stress in the financial sector. Fitch Ratings also revised the outlook on the sovereign rating for India from stable to negative in June 2020. Considering the significant uncertainties caused by the pandemic, and the resultant shock to the economy, the rating agencies may lower their sovereign ratings for India, their assessments of the Indian banking system and their ratings of Indian banks, including us.

Rating agencies may also change their methodology for rating banks or their assessment of specific parameters which may impact our ratings. In April 2020, Moody’s revised its assessment of government support for Indian private sector banks in view of the mechanism of resolution for a stressed private sector bank. Such revisions in assessment methodologies could adversely impact the rating of private sector banks compared to public sector banks.

The rating of our foreign branches is impacted by the sovereign rating of the country in which the branch is located, particularly if the rating is below India’s rating. Any revision to the sovereign rating of the countries in which we operate to below India’s rating could impact the rating of our foreign branch in the jurisdiction and the bonds issued from these branches. Our subsidiary in the United Kingdom is rated by Moody’s and any change in our rating or outlook or in the financial position of the subsidiary could impact the rating or outlook of our subsidiary.

There can be no assurance that rating agencies will change their views on India’s sovereign rating or that we and our subsidiaries will be able to meet the expectations of rating agencies and maintain our credit ratings. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of petroleum oil and petroleum products, with crude oil comprising around 28% of total imports in fiscal 2020. The Government of India has deregulated prices and has been reducing the subsidy in respect of certain oil products, resulting in international crude prices having a greater effect on domestic prices of petroleum products. The increase in global crude oil prices in fiscal 2018 and fiscal 2019, led to an increase in India’s trade and current account deficits. Elevated oil price levels or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation. A prolonged period of elevated global crude oil prices could also adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product had improved consistently from a high of 4.7% in fiscal 2013 to 0.7% in fiscal 2017, which was driven primarily by the sharp decline in crude oil and commodity prices and a slowdown in non-oil imports. The current account deficit increased in fiscal 2018 to 1.9% of India’s gross domestic product and further to 2.2% in fiscal 2019, following the increase in global prices of crude oil and other commodities, combined with the growth in non-oil imports. Exchange rates are impacted by a number of factors including volatility of international capital markets, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. For instance, during the first half of fiscal 2014, emerging markets including India witnessed significant capital outflows on account of concerns regarding the withdrawal of quantitative easing in the U.S. and other domestic structural factors such as the high current account deficit and lower growth outlook. Following the outbreak of the Covid-19 pandemic, there was a significant outflow of foreign investments from Indian equity and debt markets during the three months ended March 31, 2020, and the Indian rupee depreciated by 5.6% vis-à-vis the U.S. dollar during the quarter ended March 31, 2020.

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

We were declared a systemically important bank in India by the Reserve Bank of India in August 2015, and have continued to be categorized as a systemically important bank in India in subsequent years. See also “Overview of the Indian Financial Sector”. We are not treated as a globally systemically important bank, either by the Financial Stability Board or the Reserve Bank of India. As a systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. For instance, in fiscal 2019 a large systemically important non-

deposit taking non-banking financial company defaulted on its repayments on short-term market instruments leading to adverse market reactions including a sharp drop in share prices of non-banking financial companies, increase in yields on their debt and tightening liquidity conditions leading to refinancing challenges for these companies. Further, in August 2019, a large housing finance company defaulted on its repayments of its borrowings and in September 2019, operational restrictions and a moratorium restricting deposit withdrawals were imposed on an urban cooperative bank following disclosure of financial irregularities. These instances have resulted in a slowdown in lending by these companies which could lead to financing and refinancing challenges for their customers, who may also be customers of banks, including us. In March 2020, the Reserve Bank of India imposed a moratorium restricting deposit withdrawals from a private sector bank, followed by implementation of a scheme of reconstruction involving change in management and equity capital infusion by several Indian banks, including us. The private sector bank also wrote down additional tier-1 bonds. The overall impact of these developments on credit markets is uncertain and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

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

We could also face risks from the inability of Indian banks in general to resolve non-performing loans and take timely decisions, particularly in the case of borrowers that may have taken loans from multiple banks. The Reserve Bank of India is addressing credit and concentration risks through measures like limiting the banking system’s exposure to large borrowers, enabling a comprehensive assessment of leverage by requiring all exposures to borrowers above a specified threshold to be reported by banks into a common database, and guidelines for identifying stress in borrower accounts at an early stage and implementing a resolution plan for any overdue account within specified timelines. While these steps will reduce potential problems in borrower accounts and improve credit decisions among banks, there can be no assurance that in the event of stress, banks will be able to make timely decisions and agree on a resolution plan within prescribed timelines which could significantly reduce the value of these assets and recovery for banks. See also “—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer”.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited relative to what is typically available for similar borrowers in developed economies. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “-Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Several of our

corporate borrowers have suffered from low profitability because of increased competition from liberalization, delays in project completion and cash flow generation, movements in commodity prices, high debt burden and high interest rates, legal decisions and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. Developments in the Indian economy led to a rise in non-performing and restructured assets of Indian banks, including us, since fiscal 2014. Following the outbreak of the Covid-19 pandemic, the Reserve Bank of India has announced several measures, including a moratorium on loan repayments for certain borrowers and an asset classification standstill benefit for overdue accounts where a moratorium has been granted. The impact of such measures on borrowers, our business and the Indian credit market is uncertain. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the prices of our equity shares and ADSs.

In addition to credit risks, we face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal, regulatory or judicial actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing. See also “-Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”, “—We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business”, “—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss” and “-Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

Changes in the regulation and structure of the financial markets in India may adversely impact our business.

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. Some structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. Banks were directed to remove prepayment charges on home loans and floating rate term loans given to individual borrowers. Banks were prohibited from levying penalty on non-operative accounts for non-maintenance of minimum balance. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “-Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

Our subsidiaries are also subject to similar risks. For instance, in the Union Budget for fiscal 2021, the Finance Minister announced a dual tax regime for personal income tax, with the option for individuals to have a lower tax rate if no additional tax exemptions are taken. This could impact insurance companies, including our insurance subsidiaries, where a large part of their retail premium is driven by tax exemptions for individuals. Further, the Reserve Bank of India has rationalized the Merchant Discount Rate for debit card transactions, effective from January 1, 2018. The guidelines replaced the earlier slab-rate based Merchant Discount Rate on transaction value to a merchant turnover based Merchant Discount Rate structure, for which merchants have been suitably categorized, and has specified a ceiling on the maximum permissible Merchant Discount Rate. Beginning January 1, 2020, Merchant Discount Rate on transactions through RuPay cards and the Unified Payments Interface platform was waived. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying/selling foreign exchange by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. The government of India has made it mandatory for business establishments with turnover above a certain size to offer digital modes of payment from November 2019, with no charges being levied on the customers or the merchants by banks and payment service providers. These changes may affect our fee income and have an impact on the inflows and earnings of insurance and asset management companies, including our subsidiaries. The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. The working group is expected to submit its report by September 30, 2020. The outcome of this report may result in changes to our group structure, the nature and impact of which we cannot currently predict.

See also “—Risks relating to our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

A significant change in the Indian government’s policies could adversely affect our business and the prices of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. The Indian Government’s policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015 and fiscal 2020, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are not predictable. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions including judicial decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth.

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the Government of India has introduced a uniform Goods and Services Tax system, which has an impact on the way in which we are taxed and may have an impact on the operations and cash flows of our borrowers. There could also be one-time decisions by the Government of India that could impact our business and financial performance. For instance, the government’s decision in the second half of fiscal 2017 to withdraw legal tender status of high denomination currency notes led to an increase in costs associated with the transition and the reduction in revenues due to accompanying measures such as the reduction or waiver of transaction charges for ATM and card transactions for the specified period. There was also a surge in low cost deposits resulting in a significant increase in liquidity in the banking system and a reduction in cost of funds. During fiscal 2018, the Reserve Bank of India identified specific accounts and required banks to either commence proceedings under the Insolvency and Bankruptcy Code or finalize resolution plans within specified timelines and also required banks to make higher provisions for these accounts. A framework for the resolution of stressed assets was also introduced, withdrawing existing resolution schemes and resulting in classification of the majority of loans under these schemes as non-performing in fiscal 2018. Any such changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 14.6% of India’s gross value added in fiscal 2020. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business, our borrowers, our counterparties and other constituents. The emergence of disease pandemics like Covid-19 since the first quarter of calendar year 2020, or other earlier outbreaks like the nipah virus in 2018 in certain regions of southeast Asia, including India, have caused, and could in the future cause, economic and financial disruptions. Such disruptions in India and other areas of the world in which we operate could lead to operational difficulties, including travel restrictions, that could impact our business and our ability to manage or conduct our business. The Covid-19 pandemic and any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs could be adversely affected. See also “—The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan, and border disputes with neighboring countries, including China. In June 2020, Indian and Chinese troops engaged in physical conflict in the Galwan River valley. Both Indian and Chinese governments have taken additional related measures, for example, to the presence of Chinese businesses in India. We cannot predict how such geopolitical events will develop in the future and how it may impact our business, operations, reputation and financial condition.

India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. India could also be impacted by intensifying border disputes with its neighbors, trade wars between large economies like the U.S. increasing trade tariffs on goods imported from China, or possible import restrictions on Indian goods by trading partners that could have an adverse impact on India’s trade and capital flows, exchange rate and macroeconomic stability. In addition, geopolitical events in the Middle East, Asia and Eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance and the prices of our equity shares and ADSs.

Uncertainty about the future of LIBOR may adversely affect our business.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the London Interbank Offered Rate or LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In June 2019, the Financial Conduct Authority asked banks and markets to stop using the LIBOR as a basis for pricing contracts. These announcements indicate that the continuation of LIBOR on the current basis cannot and will not be assured after 2021. It is not currently possible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. Authorities in the United States, United Kingdom, Euro area, Switzerland and Japan have identified potential alternate reference rates that could be the replacements to their respective currency LIBOR rates, but it remains uncertain whether these or other reference rates will become accepted alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of our LIBOR-based securities and variable rate loans and other financial arrangements, given LIBOR’s role in determining market interest rates globally. In the event that a published LIBOR rate is unavailable after 2021, the value of such securities, loans or other financial arrangements may be adversely affected, and, to the extent that we are the issuer of or obligor under any such instruments or arrangements, our cost thereunder may increase. Currently, the manner and impact of this transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is uncertain.

In India, the Mumbai Inter-bank Forward Outright Rate (MIFOR) is calculated using rolling forward premia in percentage terms along with the USD LIBOR for the respective tenures up to 12 months. ICICI Bank has a significant number of contracts referencing various inter-bank offered rates, including derivatives, bilateral and syndicated loans, and securities.

The Bank continues to identify its LIBOR transition exposures, including existing financial agreements that do not contain fallback provisions that adequately contemplate cessation of benchmark reference rates and that would require additional negotiation with the counterparties. In addition, the Bank has begun incorporating suitable benchmark replacement language in new agreements. The Bank is working on making necessary upgrades to the technology systems and infrastructure to transition to the new benchmark regime. The Bank has also started conducting information sharing sessions with the clients on the LIBOR transition. However, the transition to alternative reference rates is complex and could adversely impact our business, our future financial performance and the prices of our equity shares and ADSs.

Risks that arise as a result of our presence in a highly regulated sector

If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last few years, which resulted in an increase in our loans classified as non-performing and an increase in provisions. Nevertheless, these provisions may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans increased significantly for the banking system, including us, during the second half of fiscal 2016. In April 2017, the Reserve Bank of India directed banks to put in place board-approved policies for making provisions for standard assets at rates higher than those prescribed by the Reserve Bank of India, based on evaluation of risk and stress in various sectors.

In April 2017, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the Reserve Bank of India’s annual supervisory process. The disclosure is required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 10.0% of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceed 15.0% of the published incremental gross non-performing assets for the reference period, or both. For fiscal 2016, as compared to our assessment, the Reserve Bank of India’s assessment of gross non-performing assets was Rs. 51.0 billion higher, net non-performing assets were Rs. 40.3 billion higher and provisions for non-performing assets were Rs. 10.7 billion higher. After adjusting for these divergences, our net profit after tax for the year ended March 31, 2016 would have been Rs. 90.3 billion rather than Rs. 97.3 billion. For fiscal 2017, fiscal 2018 and fiscal 2019, the assessment of divergence in asset classification and provisioning, conducted by the Reserve Bank of India in fiscal 2018, fiscal 2019 and fiscal 2020 respectively did not require any additional disclosures. For further information, see also Note 16 to Schedule 18 “Notes Forming part of the Accounts” to the standalone financial statements. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business and future financial performance. There could be a possibility of the Reserve Bank of India or other regulatory bodies also taking enforcement action based on divergences in the assessment of asset classification and provisioning. Our subsidiaries are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries in the future, which may have an adverse impact on us.

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under the Insolvency and Bankruptcy Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. Further, on February 12, 2018, the Reserve Bank of India issued a revised framework for resolution of stressed assets, which required commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. In April 2019, the Supreme Court declared this Reserve Bank of India circular as unconstitutional. Following this judgement, in June 2019, the Reserve Bank of India issued a revised prudential framework for resolution of stressed assets which allows the lenders to decide on the resolution plan and does not mandate commencement of proceedings under the Insolvency and Bankruptcy Code. Additional provisions are required in the absence of a resolution plan or initiation of insolvency proceedings. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key segments or sectors. A proportion of 8.0% of adjusted net bank credit is required to be lent to small and marginal farmers and 7.5% to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and has notified a target of 12.11% of adjusted net bank credit for this purpose for fiscal 2020. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. From fiscal 2017, these requirements are assessed on a quarterly average basis compared to the earlier requirement of meeting as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year.

These requirements apply to ICICI Bank on a standalone basis. Total average priority sector lending in fiscal 2020 was Rs. 2,153.4 billion constituting 40.3% of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to the agriculture sector was Rs. 834.6 billion constituting 15.6% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advances to weaker sections were Rs. 443.9 billion constituting 8.3% of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. Average lending to small and marginal farmers was Rs. 321.5 billion constituting 6.0% of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 408.7 billion constituting 7.7% of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 531.0 billion constituting 9.9% of adjusted net bank credit against the requirement of 12.1% of adjusted net bank credit.

The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specified criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. Any revision in the definition or classification of segments eligible for priority sector lending could also impact our ability to meet priority sector lending requirements. Any shortfall in meeting the priority sector lending requirements may be required to be invested at any time, at the Reserve Bank of India’s request, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2020, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 287.6 billion. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. The Reserve Bank of India has also allowed banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. However, this would depend on the availability of such certificates for trading. Our investments in Government of India schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans. See also “Supervision and Regulation—Directed Lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.2% in fiscal 2018, 1.9% in fiscal 2019 and 2.3% in fiscal 2020. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies including in the kisan credit card portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans in general. Thus, the classification of overdue loans as non-performing occurs at a later stage in respect of such loans than the loan portfolio in general. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0%, and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. The Basel III guidelines were to be fully implemented by year-end fiscal 2019. However, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of capital conservation buffer from March 31, 2019 to March 31, 2020. The full implementation was further deferred by six months to September 30, 2020 due to the Covid-19 pandemic. Accordingly, the last tranche of 0.625% of the capital conservation buffer will be applicable from September 30, 2020. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2020 were: common equity Tier 1 risk-based capital ratio of 13.21%; Tier 1 risk-based capital ratio of 14.41%; and total risk-based capital ratio of 15.81%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India requires additional capital to be held by banks as a systemic buffer. In December 2013, the Reserve Bank of India issued guidelines on stress testing according to which banks have to carry out annual stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks are classified into three categories based on size of risk-weighted assets and banks with risk-weighted assets of more than Rs. 2,000.0 billion are required to carry out stress testing. In July 2014, the Reserve Bank of India issued guidelines requiring additional common equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015 and in subsequent years, and were placed in the first bucket, which has required us to maintain additional common equity Tier 1 capital of 0.2% in a phased manner since April 19, 2016. Further, the Reserve Bank of India also released guidelines on implementation of counter cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which has been effective from April 1, 2015 and is measured as the ratio of a bank’s Tier 1 capital and total exposure. In June 2019, the Reserve Bank of India mandated maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks. This is effective from October 1, 2019. The Reserve Bank of India increased the risk weight on unrated exposures to corporates and infrastructure financing non-banking finance companies from 100.0% to 150.0% where the aggregate exposure of the banking system exceeds Rs. 2.0 billion. This has been effective since April 1, 2019. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against sudden increase in government bond yields. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of the bank, on a continuing basis. This reserve is eligible for inclusion in tier 2 capital. In fiscal 2020, we transferred Rs. 6.7 billion from tier 1 capital to the investment fluctuation reserve, which is reckoned under tier 2 capital. Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we may be required to raise resources from the capital markets or to divest stake in one or more of our subsidiaries to meet our capital requirements.

Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to us on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for us, while also meeting expectations of return on capital may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. Debt and equity investors, rating agencies, equity and fixed income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory stipulations, reflecting our position as a large private sector bank. At March 31, 2020, certain other private sector banks had higher capital adequacy ratios than us. We may seek to access the capital markets or to divest stake in one or more of our subsidiaries to strengthen our capital adequacy ratio. Following the outbreak of the Covid-19 pandemic, a number of banks and other financial companies globally and in India have raised or announced plans to raise capital. In July 2020, our board of directors approved a capital raise of up to Rs. 150.00 billion (US$ 2.0 billion) in the form of equity or equity-linked instruments, subject to shareholder approval and other necessary approvals. Such increases in our equity capital would dilute the shareholding of existing shareholders. There can be no assurance that we will be successful in raising the required capital or that the timing for accessing the market or the terms of the capital raised would be attractive, and these may be subject to various uncertainties including liquidity conditions, market stability, or political or economic conditions. If we are unable to raise enough capital to satisfy our regulatory capital requirements, we will be subject to restrictions on capital distributions and discretionary bonus payments, as well as other potential regulatory actions.

We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. These guidelines require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio of 60.0% from January 1, 2015, which has been increased in a phased manner to a minimum of 100.0% from January 1, 2019. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. The guidelines on net stable funding ratio were to be applicable from April 1, 2020. However, due to the Covid-19 pandemic, the Reserve Bank of India deferred the implementation of the net stable funding ratio to October 1, 2020. Further, the liquidity coverage ratio to be maintained by banks was lowered from 100% to 80.0% until September 30, 2020, which will be subsequently increased to 90.0% starting from October 1, 2020 and further to 100.0% from April 21, 2021. These liquidity requirements together with the existing liquidity and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability. Any sudden increase in the demand for liquidity by banks to meet these regulatory liquidity requirements could have an adverse impact on the financial markets, and result in a sharp increase in short-term borrowing costs and a sudden increase in the cost of funding for banks, including us.

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

Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of regulatory limitations on cross-border financing of this nature, these subsidiaries have experienced a reduction in their business, impacting their profitability and resulting in a sharp reduction in the return on the capital invested in these businesses. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while both these subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the past, such actions are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. There can be no assurance of the successful execution of this strategy and the future growth and profitability of our international operations. Our international branches are also subject to respective local regulatory requirements, including any requirements related to liquidity, capital and asset classification and provisioning.

Our asset management, private equity, insurance and securities broking subsidiaries have retail and corporate customers and are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

Our asset management subsidiary, ICICI Prudential Asset Management Company, is subject to supervision and regulation by the Securities and Exchange Board of India. For instance, in fiscal 2019, our asset management subsidiary, based on communication from the regulator, paid compensation with interest to certain schemes of ICICI Prudential Mutual Fund in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018, and also compensated the investors in these schemes who had redeemed their units since the March 2018 allotment. In the same matter, an adjudication proceeding was initiated by the Securities and Exchange Board of India, which was disposed of pursuant to an application for settlement of proceedings and payment of settlement charges by our asset management subsidiary. Further, certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, our private equity subsidiary, had initiated legal proceedings in Mauritius alleging mis-selling and mismanagement. All the respondents to the petition, including ICICI Bank and ICICI Venture have denied the allegations and countered the petition, and the court has stayed the proceedings. The plaintiffs have appraised the court of their intention to not pursue vacation of the stay and an application has been filed to quash the proceedings against ICICI Bank and ICICI Venture. In the same matter, ICICI Venture Funds Management Company after receiving a notice from the

Securities and Exchange Board of India, settled the matter with the Securities and Exchange Board of India. See also “Business – Legal and Regulatory Proceedings”.

Our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulator. The subsidiaries also have a large number of retail and corporate clients, from whom claims may arise which could be determined in courts or also by regulators and result in determination against our insurance subsidiaries or us or our insurance subsidiaries’ management and employees. The Insurance Regulatory and Development Authority of India has the authority to specify, modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

Further, our insurance and securities broking subsidiaries are now publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight. There can be no assurance that increased regulatory scrutiny of our insurance and securities broking subsidiaries and stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that we are not in compliance with applicable laws and regulations pertaining to listed companies or their relationship with the parent or other group companies, or with their interpretations of laws and regulations, and may take formal or informal actions against us and our subsidiaries.

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Regulators in India and in the other jurisdictions in which we operate subject financial sector institutions, including us, to intense review, supervision and scrutiny. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has been imposing fines and penalties on Indian banks that are larger than the historic norms. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies. See also “—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. Regulators, including among others the Reserve Bank of India and the Securities and Exchange Board of India (SEBI), may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel including senior executives, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. Recently, pursuant to judicial orders, the Reserve Bank of India has provided copies of its supervisory inspection reports for certain banks, including us, for earlier years to an external party. The consequences of these reports being available in the public domain are uncertain. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and  “Supervision and Regulation”.

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

Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral or contractual comforts available for our loans or our business in general. Recent regulatory changes, as well as changes currently under discussion, such as changes with respect to Basel III risk-based and leverage capital requirements, Basel III liquidity requirements; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; using national benchmark indices for pricing bank products; fixing the proportion of loans in working capital limits approved to corporates, changes with regard to concentration of large exposures in banks and collateral management; changes in the resolution of stressed assets; continuous licensing of universal banks; and discussions on management compensation, board governance, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, increase competition, impact our overall growth and impact our return on capital.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. See also “—Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. The working group is expected to submit its report by September 30, 2020. The outcome of this report may result in changes to our group structure, the nature and impact of which we cannot currently predict. See also “Overview of the Indian Financial Sector—Structural Reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to potentially profitable business opportunities. In April 2017, the Reserve Bank of India revised its Prompt Corrective Action framework for banks and included indicators to be tracked, like capital adequacy, asset quality, profitability and leverage, with specified risk thresholds that would result in invocation of prompt corrective action. The revised framework stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion; domestic and/or overseas, higher provisions as part of the coverage regime, and restriction on management compensation and directors’ fees. At year-end fiscal 2020, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Risks Relating to Our Business

The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance.

The Covid-19 pandemic has impacted, and will likely continue to impact most countries, including India, and has resulted in substantial volatility in global financial markets, increased unemployment and operational challenges, such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols, which have significantly slowed down economic activity. The Government of India initiated a nationwide lockdown from March 25, 2020 for three weeks which was extended to May 31, 2020. While India has commenced calibrated easing of lockdown measures, the trajectory of the eventual outcome remains uncertain and contingent on the future path of the viral outbreak and the effectiveness of measures to counter it.

Operationally, although we have initiated a work-from-home protocol and restricted business travel of our workforce, if significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the impact of the pandemic on our businesses could be exacerbated.

The economic disruption caused by the pandemic and related lockdowns could impact our business in a number of ways, including by increasing our number of non-performing loans due to the reduction in cash flows of businesses, income levels and the value of savings of households, as well as increased levels of unemployment. The Reserve Bank of India has permitted banks to provide a moratorium or deferment on payment for all term loans (including credit card dues) and working capital facilities, and ICICI Bank has granted moratoria on some of its loans and working capital facilities. Initially, this moratorium was permitted for three months on payments of instalments or interest due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Such moratorium period could be further extended. Interest would continue to accrue on the outstanding portion of the term loan during the moratorium period. Further, banks are also allowed to convert the accumulated interest for the deferment period from March 1, 2020 to August 31, 2020 on working capital facilities into a funded interest term loan that will be repayable by March 31, 2021. Litigation challenging the accrual of interest during the moratorium period on principal repayments and interest payments is pending before the Indian Supreme Court. In the event that the final decision does not permit banks to charge interest for the moratorium period, there would be a significant loss of revenue for the banking system, including us. At April 30, 2020, the loans under the moratorium constituted about 30.0% of total loans of the Bank. The loans to customers where moratorium had been effected for June repayments was about 17.5% of total loans at June 30, 2020. Loans amounting to Rs. 13.1 billion that were overdue by more than 90 days at March 31, 2020 and where borrowers had taken moratorium, were not classified as non-performing in accordance with the RBI guidelines. We cannot predict whether the moratorium period, currently applicable till August 31, 2020, will be further extended, or whether the proportion of our loan portfolio subject to the moratorium will increase in the future, the repayment behavior of borrowers after the moratorium period is over, or whether the relief provided by the moratorium will be adequate to enable borrowers to mitigate the stress on their cash flows. The impact of these measures on borrowers, our business and the Indian credit market is uncertain. The Bank has made Covid-19 related provisions of Rs. 27.3 billion towards standard assets during fiscal 2020, which was higher than the requirement stipulated by the Reserve Bank of India. Our subsidiaries in the United Kingdom and Canada have also made Covid-19 related provisions. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

The impact of the Covid-19 pandemic on banks, including us, will depend on the spread of Covid-19, the effectiveness of further steps taken by the government and the central banks to mitigate the economic impact, steps taken by us and the time it takes for economic activities to return to pre-pandemic levels. We believe there will be a negative impact on revenues and an increase in portfolio rating downgrades and the classification of assets as non-performing asset formation at a systemic level, as well as for us. While systemic liquidity is currently abundant, the economic weakness caused by the pandemic and uncertainty regarding normalization has impacted, and will continue to impact loan growth, revenues, margins, asset quality and credit costs for us and the banking section in general. If the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted.

The extent to which the Covid-19 pandemic, and the related global economic crisis, affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers. Moreover, the effects of the Covid-19 pandemic will heighten the other risks described in these risk factors.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

As a result of widespread economic challenges faced by the Indian economy in general and the corporate sector in particular, as well as changes to Reserve Bank of India policies and guidelines related to non-performing and restructured loans and other changes to the law affecting non-performing and restructured loans, the non-performing loans and provisions of a number of Indian banks, including us, increased significantly in fiscal 2016, fiscal 2017 and fiscal 2018. The level of non-performing assets declined for the banking system, including us, in fiscal 2019 and fiscal 2020. However, challenges emerged in some sectors and specific corporates and promoter groups during fiscal 2019 and continued in fiscal 2020. Non-banking financial companies and housing finance companies faced significant pressures from mid-2018 following the default by a large non-banking financial company involved primarily in the infrastructure sector, which led to subdued growth and moderation in available market funding. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its debt obligations during fiscal 2020. Challenges also emerged for telecom companies and real estate developers during fiscal 2020 due to economic uncertainties and a weak operating environment, which may adversely affect the quality of our loan portfolio. The Covid-19 pandemic and related economic disruption has further increased challenges and uncertainties for the banking sector, including us, which is expected to impact its performance in fiscal 2021. While the impact of these developments remains uncertain they would likely lead to an increase in the non-performing loans of banks, including us.

In recent years, banks, including us, have focused on growing their retail (including lending to self-employed borrowers) and small business lending portfolios. While we expect the retail and small business segment to remain a key driver of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment, due to the Covid-19 pandemic or otherwise, could have an adverse impact on the quality of our retail loan portfolio. Our portfolio includes purchases of retail asset pools of home finance companies and non-banking finance companies, that may expose us to additional risks, including the failure of the underlying borrowers to perform as anticipated, risks arising out of weakness in the financial position or operations of the originators, who are generally responsible for collections and servicing, and additional mark-to-market provisions where the purchases are structured as securitized instruments classified as investments. Our kisan credit card and commercial vehicles portfolios have seen an increase in delinquencies during fiscal 2020 and delinquencies in portfolios like commercial vehicle loans are expected to increase further due to the Covid-19 pandemic, lockdown measures across the country and economic disruption. In addition, challenges have emerged in recent years in certain sectors and borrower groups, such as telecom and real estate developers, and for borrower groups that had borrowed against their shareholding in listed group companies and faced refinancing challenges. The inability of real estate developers to complete and deliver residential properties for which we have provided loans to customers, may impact the repayment behavior of the customers and result in higher delinquencies and non-performing loans. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—A significant change in the Indian government’s policies could adversely affect our business and the prices of our equity shares and ADSs”.

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

The Bank’s fund-based and non-fund based outstanding (excluding banks and fund-based outstanding to non-performing assets) to companies in the corporate and SME sectors internally rated below investment grade were Rs. 223.1 billion at March 31, 2020. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 108.2 billion at March 31, 2020.

Any adverse economic, regulatory and legal developments could cause the level of our non-performing assets to increase and adversely impact the quality of our loan portfolio. If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted. The Covid-19 pandemic and any other adverse economic, regulatory and legal developments could cause further increases in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio.

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

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry, other than retail loans, to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 60.9% of our gross loans and advances at March 31, 2020. Our loans and advances to the services-finance sector were 5.8%, to the infrastructure sector (excluding power) were 4.1%, to the power sector were 2.9%, to the non-finance services sector were 2.7%, and to the iron and steel sector were 1.8% of our gross loans and advances at March 31, 2020.

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

In August 2016, the Reserve Bank of India issued guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. The exposure of the banking system to large borrowers would attract higher risk weights and provisioning. Borrowers to be considered for this purpose would be those having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 and gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. Loans from banks in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning since April 1, 2018. Further, in November 2018, the Securities and Exchange Board of India released a framework that requires a company rated AA and above, by a domestic rating agency, and with an outstanding long-term borrowing of Rs. 1.00 billion and above at

March 31 in any given year, to necessarily raise 25% of its incremental borrowings for the following year through the bond market. This has been effective since April 1, 2019.

Pursuant to the guidelines of the Reserve Bank of India that are effective since April 1, 2019, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0% of the bank’s eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25.0% of the bank’s eligible capital base at all times. Eligible capital base represents the Bank’s Tier I capital as per the last audited balance sheet. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of the exposure to a single counterparty further by 5.0% (i.e., 25.0% of the Tier I capital fund). The limit is applicable to total exposure, including off-balance sheet exposures. Off-balance sheet items are required to be converted into credit exposure equivalents through the use of credit conversion factors as per the standardized approach for credit risk for risk based capital requirements, with a floor of 10%. At year-end fiscal 2020, we were in compliance with these guidelines. At year-end fiscal 2020, our largest single counterparty accounted for approximately 9.0% of our Tier I capital fund. The largest group of connected counterparties accounted for approximately 20.3% of our Tier I capital fund.

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

The quality of our project finance portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, judicial decisions, sudden disruptions in economic activity or lockdown measures, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio.

Our loans to the power sector were 4.8% at March 31, 2018, 3.1% at March 31, 2019 and 2.9% at March 31, 2020. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels. Any reduction in the output of operational power plants or the projected output of newly commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel, other metals and mining, which are subject to similar and additional risks, as well as global commodity price cycles. For instance, during fiscal 2016, due to a slowdown in global demand for steel, there was a sharp decline in global steel prices, which in turn impacted Indian steel companies. Capacity utilization of steel companies declined and profitability came under pressure. The Government of India announced certain policy measures, including a minimum price for procuring steel from overseas markets, which have benefited the Indian steel sector. However, we cannot be certain that such or any other measures will continue to be introduced by the government in the future. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the prices of our equity shares and ADSs.

Our exposure to the securities of asset reconstruction companies could generally affect our business, financial condition and results of operations.

We also have investments in security receipts arising from the sale of non-performing assets by us to reconstruction companies registered with the Reserve Bank of India. At March 31, 2020, the Bank had an outstanding net investment of Rs. 20.7 billion in security receipts issued by asset reconstruction companies. See also “Business—Classification of Loans”. In September 2016, the Reserve Bank of India issued a framework for sale of stressed assets. As per this framework, with effect from April 1, 2017, provisions held for investment in security receipts is subject to a floor rate applicable to the underlying loans (the provisions the bank would have had to make if the loans had continued to be held in its books), if more than 50% of the security receipts are held by the bank that sold the loans. The threshold of 50% was reduced to 10% from April 1, 2018 as per the framework. Further, the framework requires banks to maintain an internal list of stressed assets identified for sale and review assets classified as ‘doubtful’ above a threshold amount on a periodic basis with a view to consider a sale or other disposition. There can be no assurance that reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations.

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

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. Corporate borrowers may voluntarily, or by creditor action be admitted to the insolvency resolution process under the Insolvency and Bankruptcy Code, 2016. During the period of resolution under the Insolvency and Bankruptcy Code, 2016, there is a standstill applicable on foreclosure and other recovery proceedings by the lenders. In some cases, we may foreclose on collateral in lieu of principal and interest dues but may experience delays in liquidating the collateral.

The Insolvency and Bankruptcy Code enacted in 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the new prudential framework for resolution of stressed assets, initially introduced in February 2018 and subsequently amended in June 2019 by the Reserve Bank of India, requires banks to implement a plan to resolve any overdue account within timelines as approved by the board and may include legal proceedings for insolvency or recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts were resolved under the Code during fiscal 2019 and fiscal 2020. However, uncertainties continue and there are delays in the resolution of accounts referred under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. There can be no assurance of the level of recovery even in cases where a resolution is achieved. In a judgment by the National Company Law Appellate Tribunal, it treated secured and unsecured financial creditors to a borrower referred under the Code similarly with respect to the level of recovery, and also held that there should be equal distribution of resolution proceeds between operational and financial creditors under a resolution plan. The government, subsequently, amended the Code and among other measures empowered the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds and provided an order of priority for the distribution of assets in case of a liquidation, giving priority to financial creditors ahead of operational creditors.

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

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income Government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including Government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. In fiscal 2019, yields on government securities increased sharply due to tight liquidity conditions between September and December 2018. This resulted in significant losses in the treasury book for most Indian banks, including for us, during the quarter ended December 31, 2018. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve, equivalent to at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis, from fiscal 2019. The requirement to maintain a large portfolio of government securities also has a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. As required by the Reserve Bank of India guidelines, we transferred Rs. 12.7 billion from tier 1 capital to the investment fluctuation reserve in fiscal 2019 and Rs. 6.7 billion in fiscal 2020, which is included under tier 2 capital.

We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries, including ICICI Lombard General Insurance Company, which has a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in Government of India securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs”.

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

In December 2015, the Reserve Bank of India released guidelines on computation of lending rates based on the marginal cost of funds methodology which has been applicable on incremental lending since April 1, 2016. This change in the methodology for calculating cost of funds led to lower lending rates, and led to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. In October 2017, the Reserve Bank of India released the report of an internal study group which has proposed a revision to the methodology for pricing of bank loans and has recommended referencing lending rates to an external benchmark and increasing the periodicity of reset of interest rates to once a quarter. In February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Further, in December 2018, the Reserve Bank of India announced the linking of new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. This has been applicable since October 1, 2019. From April 1, 2020, floating rate loans to medium enterprises was also linked to an external benchmark. The impact of these changes on the overall market for loans and deposits is uncertain. Since our funding is primarily fixed rate, volatility in external benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin.

In response to the Covid-19 pandemic, the Reserve Bank of India has taken steps to improve availability of liquidity for banks. However, the demand for credit from the banking system remains weak due to disruptions and slow growth in economic activity, resulting in significant excess liquidity that has impacted, and could continue to impact the net interest income and net interest margins of banks, including us. Any sudden withdrawal of or volatility in systemic liquidity or increase in interest rates may impact our liquidity and profitability. See also “—The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio as well as the operations of certain of our subsidiaries.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, some derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. The Covid-19 pandemic and related economic disruption have significantly complicated risk management for banks, including us, and we may not be able to effectively mitigate the changes in our risk exposures related to the pandemic.

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

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-term or long-term maturities, creating the potential for funding mismatches. For instance, our project finance and mortgage loans typically have longer-term maturities compared to our funding profile.

Negative rumors have been previously circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal withdrawal levels for a few days. For instance, in 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength. Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the prices of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in the Indian financial system could adversely affect our business and the prices of our equity shares and ADSs” and “—Our international operations increase the complexity of the risks that we face”.

The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

The loan portfolio of our international branches and banking subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and banking subsidiaries, also exposed to a variety of local market credit risks, where our expertise and experience may be limited. Our banking subsidiaries in the United Kingdom and Canada are involved in corporate lending, insured and loans against property in the United Kingdom and conventional uninsured mortgages in Canada. Our international branches also have credit exposures to international companies. During the three months ended March 31, 2020, two such non-India linked loan accounts at our international branches were classified as non-performing. In both these cases, the borrowers appear to have been misrepresenting their financial position to lenders. Our international business is being repositioned to progressively exit exposures that are not linked to India in a planned manner. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and diversified loan portfolios. We are also subject to the risks posed by the indirect impact of adverse developments in the global banking environment, and any international bank failure, some of which cannot be anticipated and the vast majority of which are not under our control. See also “—Our international operations increase the complexity of the risks that we face”.

The classification of the loan portfolio of our international branches and banking subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions. Further, some of our branches and banking subsidiaries have commenced preparation of financial statements under International Financial Reporting Standards, including International Financial Reporting Standard 9—Financial Instruments, or under Indian accounting standards converging with this standard, from fiscal 2019, which has impacted asset classification and provisioning. Such classification of loans as non-performing based on host country regulations may lead to an adverse impact on our business, our future financial performance and the prices of our equity shares and ADSs.

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

The loan portfolio of our international branches and banking subsidiaries exposes us to specific additional risks including the failure of the acquired entities where we have financed acquisitions to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—The exposures of our international branches and subsidiaries could generally affect our business, financial condition and results of operations”. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international branches and banking subsidiaries.

There could be risks arising from political changes in the jurisdictions in which we operate, such as Brexit. Further, global developments including trade wars could impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our international branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured and other mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. During the three months ended March 31, 2020, two non-India linked loan accounts at our international branches were classified as non-performing. In both these cases, the borrowers appear to have been misrepresenting their financial position to lenders. Our international branches and banking subsidiaries have also made investments in bonds, certificates of deposit, mortgage backed securities, treasury bills and asset-backed commercial paper. We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. We aim to progressively exit exposures that are not linked to India in a planned manner at our international branches. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and diversified loan portfolios. There can be no assurance of our successful execution of this strategy. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. Recently, the Covid-19 pandemic has also increased challenges for our international branches and banking subsidiaries. If we are unable to manage these risks, our business would be adversely affected.

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

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the U.S. dollar. During the nine months ended December 31, 2018, India’s current account deficit increased to 2.6% of gross domestic product primarily due to an increase in global crude oil prices. The rupee depreciated by 14.2% against the U.S. dollar between April 1, 2018 to October 9, 2018. The exchange rate subsequently appreciated by 7.0% between October 9, 2018 and March 31, 2019. In fiscal 2020, following the spread of theCovid-19 pandemic across countries, there was significant outflow of foreign investments from Indian equity and debt markets during the three months ended March 31, 2020, and the U.S. dollar-rupee exchange rate was impacted with the rupee depreciating by 5.6% during the quarter. See “—Risks relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs”. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

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

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation” and “—We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”.

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

The Audit Committee of the Bank under direction given by the Board of Directors instituted an independent enquiry by a former Supreme Court Judge, Honorable Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The allegations were levelled against Ms. Kochhar in media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. The independent enquiry was supported by an independent law firm and a forensic firm.

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

The board of directors considered the enquiry report on its receipt at the board meeting held on January 30, 2019. The enquiry report concluded, primarily on account of ineffectively dealing with conflict of interest and due disclosure or recusal requirements, that Ms. Chanda Kochhar was in violation of the ICICI Bank Code of Conduct, its framework for dealing with conflict of interest and fiduciary duties, and in terms of applicable Indian laws, rules and regulations. It also concluded that her lack of diligence with respect to annual disclosures as required by the Bank in terms of its internal policies, the ICICI Bank Code of Conduct and applicable Indian laws, rules and regulations on her interests (direct or indirect) towards avoidance of conflict of interest, when considered that the Bank’s processes were dependent solely on the directors discharging their fiduciary duty to recuse themselves and avoid conflict, implies that the Bank’s then processes were rendered ineffective by her approach to such disclosures and avoidance of conflict. Following the receipt of the enquiry report, the board of directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences (including revocation of all her existing and future entitlements such as any unpaid amounts, unpaid bonuses or increments, unvested and vested and unexercised stock options, and medical benefits), and require the clawback of all bonuses paid from April 2009 until March 2018. In November 2019, Ms. Chanda Kochhar had filed a Writ Petition in the Bombay High Court inter alia to uphold validity of her early retirement and challenging the separation being treated by the Bank as ‘Termination for Cause’ and its attendant consequences. The Writ Petition was dismissed by the Bombay High Court as not maintainable. Separately, in January 2020, the Bank instituted a recovery suit against Ms. Chanda Kochhar for inter alia the clawback of bonus paid from April 2009 to March 2018. In the event Ms. Chanda Kochhar continues to contest the actions taken by the Board of

Directors of the Bank in a court of competent jurisdiction, the Bank could incur additional costs, negative publicity and be subject to the outcome of judicial review of such actions.

Enquiries by government and regulatory agencies in the matter are continuing. The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. The Bank has responded to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation (“CBI”) had also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank. Authorities such as the Enforcement Directorate and Income-tax authorities are also probing the matter. In January 2019, the CBI filed a first information report against Ms. Chanda Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals, who were on the board of directors of the Bank when the alleged transactions occurred and were part of committees that sanctioned credit facilities to the concerned borrower group, may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary.

In the event that the Bank is found by the Securities and Exchange Board of India enquiry or the CBI investigation or any other investigation by any other agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our reputation and may impact results of operations or financial condition.

We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral.

The Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its Whistle Blower Policy, which was carried out by the Head of the Internal Audit Group and supervised directly by the Audit Committee, without the involvement of any other member of the Bank’s senior management. The enquiry resulted in an Interim Report that was reviewed in detail by the Audit Committee and was disclosed to the statutory auditors before the finalization of the accounts for the year ended March 31, 2018 and has been submitted to the Reserve Bank of India. In certain loan accounts, transactions were observed that may have delayed the classification of the account as non-performing in earlier years. Therefore, the Audit Committee of the Board directed the Bank to review certain additional accounts for any similar irregular transactions as alleged in the complaint. Based on the Interim Report and review undertaken for additional loan accounts, the Bank concluded that the likely impact of these allegations was not material to the financial statements for the year ended March 31, 2018 or earlier periods included in that annual report. The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets. Since then, the Bank has received some additional information relating to these matters. The Bank has assessed and concluded that the likely impact of this additional information is not material to the financial statements for the year ended March 31, 2020 or earlier periods presented in this Annual Report. The Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations, including the additional information. In the event that the Bank or individuals associated with the Bank are determined to have violated applicable laws or regulations, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

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

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of their independent auditors. For instance, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. According to data published by the Reserve Bank of India, frauds reported in the Indian banking sector have shown an increasing trend in recent years, and the composition of the fraud amount reported is largely dominated by frauds related to loans and advances. In addition, our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited, relative to what is typically available for similar borrowers in developed economies with more established nationwide credit bureaus. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying/selling foreign exchange by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. The Government of India in its budget for fiscal 2020 has proposed that business establishments above a certain size should offer low cost digital modes of payment, with no charges being levied on the customers or the merchants. Such measures could adversely impact our income streams in the future and adversely affect our financial performance. Our commission, exchange and brokerage income is also impacted by the level of corporate investment activity and new financing proposals. Our fee income from distribution of third party financial products is dependent on applicable regulations, the demand for these products and our distribution strategy for banking and third party products. Our ability to earn fees in the near term would likely be impacted by the Covid-19 pandemic. See also, “-The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, the level of non-performing loans, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators, investigative agencies, judiciary and community organizations in response to that conduct. The media coverage and public scrutiny of our business practices, our board of directors, key management personnel, policies and actions has increased significantly over the past few months. Although we take steps to minimize reputation risk in dealing with such events, we, as a large financial services organization are inherently exposed to this risk.

We have experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse and the whistleblower complaints regarding alleged incorrect asset classification and other allegations. See also “—The board of directors of the Bank has, pursuant to an independent enquiry, headed by a former Supreme Court Judge, taken action against the former MD and CEO, Ms. Chanda Kochhar. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation” and “—We are investigating certain allegations that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”. We cannot be certain how the investigations by the government and regulatory agencies will conclude and it is possible that the conclusions of these investigations could lead to more negative publicity.

Any continued unfavorable publicity may adversely impact investor confidence and affect the prices of our equity shares and ADSs. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation, claims or disputes by customers, counterparties or other constituents across our businesses.

We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past, most recently in 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. More recently, the Government of India announced the amalgamation of 10 public sector banks into four larger banks from April 1, 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our subsidiaries in India may also undertake mergers, acquisitions and takeovers. Any future acquisitions or mergers or takeovers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

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

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and since fiscal 2015, we have also seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. Our net domestic retail loan portfolio grew by 15.6% in fiscal 2020 compared to an increase of 12.9% in our total domestic loan portfolio. Retail lending has been an important driver of growth for the Indian banking system as well, and in the last three years unsecured retail credit has grown at a rapid pace. Further, we are also focusing on scaling up our business and distribution network in rural areas. Recently, we have entered into partnerships with technology companies with large customer bases to offer co-branded credit products and as well as with non-banking financial companies for co-origination and/or purchases of loans. We intend to continue to pursue similar partnerships.

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

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The Reserve Bank of India has issued licenses to two new private sector banks, and in-principle licenses to 10 small finance banks and 11 payments banks. While all the small finance banks have begun operations, only six payments banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. Recently, a payment bank that had begun operations voluntarily decided to wind up its operations and is in the process of being liquidated. The Reserve Bank of India has also issued guidelines with respect to a continuous licensing policy for universal banks in the private sector. The expansion of existing competitors or the entry of new competitors could increase competition. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities.

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. These trends in technology could increase competitive pressures on banks, including us, to adapt to new operating models and upgrade back-end infrastructure on an ongoing basis. There is no assurance that we will be able to continue to respond promptly to new technology developments, and be in a position to dedicate resources to upgrade our systems and compete with new players entering the market. Recently, non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share or reduced profitability or both, for existing players.

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

In our international operations we also face competition from the full range of competitors in the financial services industry, both banks and non-banks and both Indian and foreign banks. We remain a small to mid-size player in the international markets and many of our competitors have resources much greater than our own.

We have expanded our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India increased from 4,874 branches at March 31, 2019 to 5,324 branches at March 31, 2020. We plan to leverage our extensive geographical reach to support growth in our business. Our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs.

At June 30, 2020, we owned approximately 51.4% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company, and approximately 51.9% of the equity shares of our general insurance subsidiary, ICICI Lombard General Insurance Company.

Although our insurance businesses are profitable and we currently do not anticipate they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”. Our insurance subsidiaries may also explore mergers and acquisitions which may lead to issuance of equity shares. Issuance of additional equity shares for these or other reasons would reduce our shareholding, unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. The working group is expected to submit its report by September 30, 2020. The outcome of this report may result in changes to our group structure, the nature and impact of which we cannot currently predict, including a potential impact on our investment in our insurance subsidiaries. Any reduction in our shareholding in our insurance subsidiaries to below majority ownership would, under applicable law, require us to reduce our shareholding to 30.0% or less, unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions including divestment to the required level of 30.0% within a specified timeframe. There is no assurance that we will be able to undertake further monetization of our investments in our subsidiaries, through public offering or otherwise, or of the level of valuation of the subsidiaries at which such monetization may take place.

Any additional capital requirements of our insurance subsidiaries, restrictions on our ability to capitalize them and a requirement that we reduce our shareholding substantially could adversely impact their growth, our future capital adequacy, our financial performance and the prices of their equity shares and our equity shares and ADSs. See also “Business—Overview of Our Products and Services—Insurance” and “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in to question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy, i.e., from the date of issuance of the policy, commencement of risk, revival of the policy or the rider to the policy, whichever is later. The growth of our life insurance subsidiary was relatively lower than some of its key competitors in fiscal 2019 and fiscal 2020. Our life insurance subsidiary’s strategy emphasizes unit-linked, pure protection and annuity products. The demand for unit-linked products may be influenced by any volatility or downturn in capital markets. Further, our life insurance subsidiary is primarily focused on growth in the value of new business, as a key profitability metric. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. The growth of the life insurance subsidiary’s business is thus significantly dependent on the Bank’s distribution strategy with respect to banking products and third party products. There can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

ICICI Lombard General Insurance Company’s gross direct premium income was Rs. 133.1 billion in fiscal 2020, a decline of 8.1% compared to fiscal 2019, primarily attributable to a conscious business decision to reduce the exposure in the crop insurance segment. ICICI Lombard General Insurance Company’s growth and profitability depend on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the Government of India of certain insurance schemes, regulatory changes, and market movements. There can be no assurance of the future rates of growth in the insurance business. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

Further, the Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, the impact of the Covid-19 pandemic, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary. Such adverse effect may also impact the valuation of our general insurance subsidiary by existing or potential investors, and the valuation at which any future monetization of our shareholding in the general insurance subsidiary may take place, if at all. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance subsidiaries could be materially adversely affected by the occurrence of a catastrophe.

Portions of our general insurance subsidiary’s business may cover losses from unpredictable events such as hurricanes, windstorms, epidemics, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism. The incidence and severity of these catastrophes in any given period are inherently unpredictable. Although reserves are established after an assessment of potential losses relating to catastrophes covered, there is no assurance that such reserves would be sufficient to pay for all related claims.

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

In addition, regulators or governmental authorities or judiciary may also hold banks, including us, liable for losses on account of customer errors such as inadvertent sharing of confidential account related information. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “Business—Risk Management—Operational Risk”.

In light of the Covid-19 pandemic, operational and business continuity risks could arise related to, among other things, the impact on employee health, maintaining the service levels for customers, work place management, the remote work environment, data security, increased cyber-attacks and ensuring availability of critical functions and IT systems.

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

We have a governance framework in place for security and have implemented information security policies, procedures and technologies. However, considering that technology is currently in a phase of rapid evolution and that the methods used for cyber-attacks are also changing frequently or, in some cases, are not recognized until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. Further, circumstances such as the Covid-19 pandemic requiring a large number of our employees to work from home may increase our vulnerability to cyber attacks. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner.

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

Any third-party technology failure, cyber-attack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our clients, manage our exposure to risk or expand our business. Cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause us serious negative consequences, including our loss of customers and business opportunities, costs associated with maintaining business relationships after an attack or breach; significant business disruption to our operations and business, misappropriation, exposure, or destruction of our confidential information, intellectual property, funds, and/or those of our customers; or damage to our computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition. Our insurance coverage may be insufficient to cover all losses.

In view of the Covid-19 pandemic, work-from-home has been enabled for our employees, other than at the branches, which continue to function as banking is classified as an essential service. This may expose us to risks arising on account of remote work environment, data security issues, increased cyber-attacks and availability of critical functions and IT systems. Our customers could also be exposed to increased phishing and vishing attacks that could result in a financial loss to them, and in turn lead to claims for compensation from the Bank or reputation loss for the Bank.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases, pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

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

We are regularly assessed by the Government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 69.2 billion in additional taxes in excess of our provisions at March 31, 2020. These additional tax demands mainly relate to income tax, service tax, sales tax and value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. The amount of Rs. 69.2 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 42.9 billion, of which Rs. 28.3 billion mainly relates to bad debts written off, broken period interest and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court decisions in other similar cases, and Rs. 13.6 billion relating to error requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. During fiscal 2019, the tax authorities had issued notices to banks, including us, regarding levy of service tax on free services provided by banks to customers maintaining specified minimum balances in their deposit accounts. The banking industry has contested this notice.

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

We and our group companies, or our or their directors or officers, are often involved in litigations (civil and criminal) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. In certain instances, present and former employees have instituted legal and other proceedings against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigations in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

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

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has issued a roadmap for transition to Ind AS (a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards) by Indian companies in a phased manner starting from April 1, 2016. For banking and insurance companies, the implementation of Ind AS has been deferred until further notice. Some of our group non-banking finance companies have begun reporting their financials as per Ind AS from April 1, 2018.

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

Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. The ceiling on voting rights is 26.0% of the total voting rights of a Bank. See also “Business—Shareholding Structure and Relationship with the Government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

In fiscal 2008, we concluded a capital-raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion. We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In July 2020, our board of directors approved a capital raise of up to Rs. 150.00 billion (US$ 2.0 billion) in the form of equity or equity-linked instruments, subject to shareholder approval and other necessary approvals. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. We constantly evaluate different financing options and any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2020, the Life Insurance Corporation of India held 8.3% and the General Insurance Corporation of India and other government-owned general insurance companies held 1.0% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 26.0%. Deutsche Bank Trust Company Americas held approximately 18.2% of our equity shares at June 30, 2020 and must vote these shares as directed by our Board of Directors. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Following the outbreak of the Covid-19 pandemic in early 2020, the benchmark S&P BSE Sensex declined sharply during the three months ended March 31, 2020 by 28.6%, from 41,254 level at December 31, 2019 to 29,468 at March 31, 2020. During this period, several listed securities were impacted, including us. The index has subsequently recovered and at June 30, 2020, the S&P BSE Sensex was at 34,915. In the past as well volatility in the Indian stock markets have created temporary concerns regarding our exposure to the equity markets. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also

“Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

In addition, in April 2020 the Reserve Bank of India has directed that banks shall not make any further dividend payouts from the profit pertaining to fiscal 2020 until further instructions in order to conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by Covid-19. Accordingly, we have not declared any dividend for fiscal 2020. We cannot guarantee that we will not be subject to similar restrictions in the future.

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

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, housing finance, and private equity products and services through our specialized subsidiaries. Our consolidated total assets at year-end fiscal 2020 were Rs. 13,772.9 billion. Our consolidated capital and reserves at year-end fiscal 2020 were Rs. 1,229.6 billion and our consolidated net profit for fiscal 2020 was Rs. 95.7 billion.

Our primary business consists of commercial banking operations for Indian corporate and retail customers. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third-party insurance and investment products and other fee-based products and services. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. ICICI Bank had a domestic branch network of 5,324 branches and 15,688 ATMs in India at year-end fiscal 2020.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, including deposit, wealth management and remittance products and services, Indian businesses in international markets and select multi-national corporations with a focus on trade finance and commercial banking products, and insured and other mortgage products in our Canadian subsidiary. Our overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and local companies in their jurisdiction. They also engage in advisory and syndication activities for fundraising by Indian companies and their overseas operations. At year-end fiscal 2020, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States, South Africa and Bahrain. We are in the process of closing our branch in Sri Lanka. We have representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Frankfurt, Germany. At year-end fiscal 2020, our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Dubai, Singapore, Hong Kong and the United States have the largest share of our international assets and liabilities. See also “Risk factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, housing finance, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers.

ICICI Prudential Life Insurance Company is one of the largest private sector life insurance companies in India, with a market share of 9.0% in new business written (on retail weighted received premium basis) during fiscal 2020 according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited, following the sale of 12.63% of the shares of the company, which were held by ICICI Bank through an offer for sale in an initial public offering.

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

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2020, with a market share of 7.0% on a gross direct premium income basis according to the Insurance Regulatory Development Authority of India. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was a leading mutual fund in India in terms of average funds under management for the three months ended March 31, 2020 according to the Association of Mutual Funds in India.

We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, an online securities broking platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in securities broking or broker-dealer services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited through an offer for sale in an initial public offering. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and Bombay Stock Exchange of India Limited in April 2018.

Our private equity fund management subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund, India Infradebt Limited, structured as a non-banking finance company (for infrastructure debt fund business) in which ICICI Bank had a shareholding of 42.3% at March 31, 2020.

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

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2020, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	8.3	537,600,958
UTI and UTI Mutual Fund	1.4	87,939,020
General Insurance Corporation of India and government-owned general insurance companies	1.0	64,808,389
Other government-controlled institutions, mutual funds, corporations and banks	0.4	24,484,271
Total government-controlled shareholders	11.1	714,832,638
Other Indian investors:
Individual domestic investors(1),(2)	6.5	420,860,929
SBI Mutual Fund	3.8	243,950,417
HDFC Mutual Fund	3.7	240,430,837
ICICI Prudential Mutual Fund	2.9	184,692,046
Nippon India Mutual Fund	1.8	117,929,638
Aditya Birla Sun Life Mutual Fund	1.7	107,249,354
Kotak Mutual Fund	1.6	104,772,843
National Pension Scheme Trust	1.5	97,298,130
Other mutual funds and banks (other than government-controlled mutual funds and banks)	6.9	450,985,610
Other Indian corporations and others	4.7	305,781,081
Investor education protection fund	0.1	6,467,650
Total other Indian investors	35.2	2,280,418,535
Total Indian investors	46.3	2,995,251,173
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	18.2	1,180,523,561
Dodge and Cox International Stock Fund	3.2	206,628,676
Government of Singapore	1.7	112,461,988
Europacific Growth Fund	1.7	111,262,904
Abu Dhabi Investment Authority	1.2	77,285,663
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	27.7	1,792,566,435
Total foreign investors	53.7	3,480,729,227
Total	100.0%	6,475,980,400

_______________

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.03% of ICICI Bank’s equity shares at June 30, 2020.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 11.1% at June 30, 2020 against 10.6% at June 30, 2019 and 12.4% at June 30, 2018. The holding of Life Insurance Corporation of India was 8.3% at June 30, 2020 against 7.9% at June 30, 2019 and 9.4% at June 30, 2018.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. The government of India has appointed one representative to our Board. We have generally invited a representative of Life Insurance Corporation of India to join our Board. At present there is no representative of Life Insurance Corporation of India on our Board. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 34.1% at March 31, 2020 against 31.8% at March 31, 2019 and 26.7% at March 31, 2018. The total holding of Indian investors was 44.8% at March 31, 2020 against 42.4% at March 31, 2019 and 39.0% at March 31, 2018. The holding of foreign investors was 55.2% at March 31, 2020 against 57.6% at March 31, 2019 and 61.0% at March 31, 2018. See also “Supervision and Regulation—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by about 620 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares (ADS). The ADS are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas (as depositary) which held approximately 18.2% of our equity shares at June 30, 2020, must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”.

Strategy

Our strategy during fiscal 2020 was to focus on risk-calibrated profitable growth in business. We continued to grow our credit portfolio with a focus on granularity and enhancing the customer experience with all our products and services. We made progress in improving the portfolio mix by lending to higher rated well-established corporates and reducing concentration risks. We continued to see healthy growth across our retail portfolio. We maintained our efforts for recovery and resolution of non-performing assets. Our gross non-performing loans ratio has decreased and the provisioning coverage on non-performing loans has increased in fiscal 2020. The Bank maintained a strong capital position with capital adequacy ratios significantly above regulatory requirements as of March 31, 2020.

Going forward, we will continue with our strategic focus on growing the core operating profit in a risk calibrated and granular manner. The Bank seeks to build scalable and resilient businesses while operating within the guardrails of risk management. We seek to contain our long-term credit losses within the levels set by our enterprise risk management framework. Continuing to grow our deposit base is a key strategic priority. A customer-centric approach with ownership of growing the core operating profit at every level within the organization would be an important driver in meeting our strategic objectives. We aim to leverage our extensive geographical reach, comprehensive range of products and services and state-of-the-art technology for providing superior customer experience. We leverage technology and analytics for gaining deeper insights into customer needs and behavior and making customer onboarding and transacting smooth and frictionless. We will continue to invest in technologies to provide an edge in our offerings to customers.

We are repositioning our international franchise to focus on non-resident Indians for deposits, wealth management and remittances businesses, including by providing digital solutions and simplified processes. We are also focused on deepening our relationships with well-rated Indian corporates in international markets and multinational companies present in international and domestic markets, for maximizing the India-linked trade, transaction banking and lending opportunities, subject to strict limits on exposures, such as borrower or group exposure limits, which may include reducing some current exposure where required. We are also actively engaging with sovereign wealth funds, global pension funds and asset managers to facilitate fund flows into India. In our overseas branches, we aim to progressively exit exposures that are not linked to India in a planned manner. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and diversified loan portfolios.

We aim to be the trusted financial services provider of choice for our customers and deliver products and services that create value. We are focused on the twin principles of “One Bank, One RoE” emphasizing the goal of maximizing our share of the target market across all products and services, and “Fair to Bank, Fair to Customer” emphasizing the goal of delivering fair value to customers, while creating value for shareholders. These general principles guide our operations.

In light of the Covid-19 pandemic, there will be a negative impact on revenues, an increase in rating downgrades in the loan portfolio and classification of more assets as non-performing at a systemic level and for us. Our immediate focus in fiscal 2021 is on maintaining adequate liquidity, conserving capital and maintaining robust credit monitoring. Given our current core operating profitability, liquidity and capital adequacy, we believe the impact of the challenges under the current environment can be absorbed. However, the extent to which the Covid-19 pandemic, and the related global economic crisis, will affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers. See “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

We will look at further strengthening the balance sheet as opportunities arise. The Board of Directors of the Bank, at its meeting held on July 8, 2020, approved raising an aggregate amount of up to Rs. 150.0 billion by issuing equity shares and/or other equity linked securities through one or more permissible offering types, including private placements, preferential issues, qualified institutions placements and follow-on public offerings. Any issuance is subject to shareholders and regulatory approval. We will closely monitor the evolving market condition as well as business environment and calibrate our business based on the assessment of risk and profitability. We will continue our focus on re-engineering business processes and enhancing customer convenience by leveraging technology.

Overview of Our Products and Services

We offer products and services in the commercial banking area to corporate and retail customers, both domestic and international. We also undertake treasury operations and offer treasury-related products and services to our customers. We are also engaged in insurance, asset management, securities broking business, housing finance and private equity fund management through specialized subsidiaries.

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, credit, debit and prepaid cards, depositary share accounts, distribution of third-party investment and insurance products, other fee-based products and services, and the issuance of unsecured redeemable bonds.

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

Our retail strategy focuses on leveraging the branch network, digital channels, partnerships and presence in various ecosystems to expand our customer base. Our suite of products and services for retail customers includes savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. Cross-selling appropriate products to existing customers based on analytics is a key element of this strategy.

Our retail portfolio increased from Rs. 3,937.9 billion constituting 57.8% of gross loans at year-end fiscal 2019 to Rs. 4,506.1 billion constituting 60.9% of gross loans at year-end fiscal 2020. Our secured retail portfolio constitutes 83.5% of the total retail portfolio with growth driven by categories like mortgages, business banking loans and loans to rural segments. Our unsecured retail products portfolio grew by 33.5% with growth driven by personal loans and credit cards, and constitutes 16.5% of our gross retail finance portfolio and 10.0% of our total gross loans.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2018		2019		2020		2020	2020
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	1,765.1	Rs.	2,091.9	Rs.	2,344.2	52.0%	US$	31,094
Automobile loans		294.9		318.8		326.3	7.2		4,328
Commercial business loans(1)		173.2		227.2		250.6	5.6		3,325
Business banking(2)		113.5		161.7		222.5	4.9		2,952
Others(3),(4)		462.3		582.6		620.4	13.8		8,228
Total secured retail finance portfolio		2,809.0		3,382.2		3,764.0	83.5%		49,927
Personal loans		211.8		314.6		457.9	10.2		6,074
Credit card receivables		96.6		127.3		163.8	3.6		2,174
Business banking(2)		61.7		74.9		79.3	1.8		1,052
Others(3)		28.8		38.9		41.1	0.9		545
Total unsecured retail finance portfolio		398.9		555.7		742.1	16.5%		9,844
Total retail finance portfolio	Rs.	3,207.9	Rs.	3,937.9	Rs.	4,506.1	100.0%	US$	59,771

_______________

(1)	Includes commercial vehicles and commercial equipment

(2)	Includes dealer financing and small ticket loans to small businesses.

(3)	Includes rural loans.

(4)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 36.2 billion at March 31, 2020.

Home loans

Our home loan portfolio includes loans for both purchase and construction of homes as well as loans against property. We also offer instant top-up on home loans to existing home loan customers. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The Reserve Bank of India has capped the loan-to-value ratio at 90% for home loans of less than Rs. 3.0 million, and at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million. Loans above Rs. 7.5 million can have a maximum loan-to-value ratio of 75.0%. The initial repayment term of home loans is 15 to 20 years with payments in the form of equated monthly installments. We believe that portfolio is geographically diversified. The credit process includes cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined by the Bank. We follow robust credit appraisal processes for loan-against-property. The average size of the loan-against-property portfolio is low and the loan-to-values are conservative. Lending is based on cash flows of business/individuals and not just the value of the collateral. We also provide loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. The loan amount under this segment is generally up to Rs. 3.0 million.

Our home loan portfolio primarily comprises floating rate loans, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the interest reset date at periodic intervals. Following the Reserve Bank of India guidelines on linking all new floating rate retail loans to an external benchmark from October 1, 2019, we shifted from using an internal benchmark-linked marginal cost of funds based lending rate to an external benchmark, the repo rate, for all new floating rate retail loans. Any decrease in the rate of interest payable on floating rate home loans is generally implemented by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. ICICI Home Finance Company Limited has been growing its loan portfolio, primarily home and loans-against-property. The loan portfolio of ICICI Home Finance Company Limited increased from Rs. 133.3 billion at March 31, 2019 to Rs. 140.9 billion at March 31, 2020. Total assets under management, including securitized assets, at March 31, 2020 were Rs. 164.3 billion. ICICI Home Finance Company Limited raises funds through term loans from banks (including external commercial borrowings), bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. At March 31, 2020, ICICI Home Finance Company Limited had a branch network of 139 standalone branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. At year-end fiscal 2020, ICICI Bank Canada held total residential mortgages amounting to CAD 3,688 million (Rs. 195.8 billion) at year-end fiscal 2020 as compared to CAD 3,548 million (Rs. 182.9 billion) at year-end fiscal 2019. This includes mortgages of CAD 2,619 million (Rs. 139.0 billion) at year-end fiscal 2020 as compared to CAD 2,795 million (Rs. 144.1 billion) at year-end fiscal 2019 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 924 million (Rs. 49.1 billion) at year-end fiscal 2020 as compared to CAD 646 million (Rs. 33.3 billion) at year-end fiscal 2019 and insured mortgages of CAD 145 million (Rs. 7.8 billion) at year-end fiscal 2020 as compared to CAD 106 million (Rs. 5.5 billion) at year-end fiscal 2019.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equal monthly installments. The interest rate is based on factors such as customer relationship, car segment and tenure of loan, among others, for new automobiles and age and segment of car, tenure of loan and product variant like top-up or refinance, for used automobiles. Our automobile loans for new cars typically range from Rs. 300,000 to Rs. 5,000,000 in size with tenors in the range of 12 to 84 months and yields ranging from 8.9%-10.0%.

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equal monthly installments. Our commercial business customers include large fleet operators in the medium commercial vehicle and heavy commercial vehicle categories. Banks that finance the purchase of commercial vehicle and equipment, including us, had seen an increase in delinquencies during fiscal 2020 and delinquencies are expected to increase further due to the Covid-19 pandemic, lockdown measures across the country and economic disruption.

Business banking

We see business banking as a segment with high potential for growth, given our historically small credit portfolio in this segment relative to other banks. Our business banking customers include proprietorship firms, partnership firms and private limited companies. The average size of loans in this segment is about Rs. 10.0-15.0 million. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and robust monitoring. About 85% of the Bank’s business banking portfolio has a collateral covering more than 100% of the outstanding value of the loan. The loans are generally secured by collateral in the form of property apart from a charge on current assets. We also fund dealers who sell automobiles and commercial vehicles.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to our existing customers, for which we already have liability information for credit assessments. About 70% of our personal loan and credit card portfolio at March 31, 2020 consisted of extensions of credit made to existing customers. Around 85% of the portfolio comprises salaried individuals. During fiscal 2020, ICICI Bank’s personal loan disbursements, at Rs. 312.5 billion, were about 20.5% of total retail loan disbursements. Our personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11-22%. Our personal loans portfolio increased from Rs. 314.6 billion at year-end fiscal 2019 to Rs. 458.5 billion at year-end fiscal 2020. The number of outstanding credit cards increased from around 6.6 million at year-end fiscal 2019 to about 9.1 million at year-end fiscal 2020. The credit card receivables portfolio increased from Rs. 127.3 billion at year-end fiscal 2019 to Rs. 163.9 billion at year-end fiscal 2020. The proportion of unsecured retail loans in the total retail portfolio was 16.5% at year-end fiscal 2020 compared to 14.1% at year-end fiscal 2019.

Retail lending for rural customers

Our rural banking operation caters to the financial requirements of customers in rural and semi-urban locations. We offer a product suite covering the rural value chains, which broadly includes the agriculture value chain; the rural ecosystem of corporates including dealers, suppliers and processing units; the government network comprising institutions and implementation of various schemes; and the micro-lending space which includes women from the lower income strata of the population, non-government organizations and other institutions working at the grassroots level in the rural economy. The agriculture value chain consists of farmers, commodity traders, seed and farm input dealers, agricultural equipment dealers, processors, consumer product dealers and rural entrepreneurs. Our products include working capital loans for growing crops, financing of post-harvest activities, farm equipment loans, financing against warehouse receipts and loans against gold jewelry along with personal loans, affordable housing finance and auto and two-wheeler loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses.

We provide financing to farmers for agriculture and allied activities in the form of working capital loans through the kisan credit card product. Our kisan credit card portfolio at year-end fiscal 2020 was Rs. 208.1 billion. In fiscal 2018 and fiscal 2019, some state governments announced agriculture loan waiver schemes for farmers which resulted in non-repayment of loans by some farmers residing in those states. While the cost of such schemes is borne by the state governments, borrowers’ expectations of such schemes being announced in future result in higher delinquencies in the kisan credit card portfolio for banks, including us. See also “—Loan Portfolio—Directed Lending”.

Rural banking services are offered through multiple channels including branches, micro ATMs, point of sale terminals and mobile branches. Our rural customers can also avail themselves of basic banking facilities at retail outlets like grocery shops and customer service points through business correspondents. In fiscal 2017, the Bank launched a mobile application, Mera iMobile, which allows users, including non-ICICI Bank customers, in rural areas to access banking services as well as information on agricultural services, crop prices, news and weather. This application provides around 135 services and is available in English and several Indian regional languages and is used by over half a million customers. Rural banking presents significant challenges in terms of extensive geographical coverage requirements and high unit transaction costs relative to transaction amounts and related revenues. We continuously explore various models for operating through cost effective structures in rural locations, including technology-based channels, and have opened 650 branches in villages that were previously unbanked as of March 31, 2020. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”. We have also pursued initiatives focused on building banking habits and creating wealth for rural customers. We have engaged in initiatives to empower villages, along with ICICI Foundation for Inclusive Growth, that has focused on promoting a cashless ecosystem and skills development of villagers as part of corporate social responsibility initiatives of ICICI group. The ICICI Foundation for Inclusive Growth conducts a Rural Livelihood programme that focuses on providing skills development training to eligible residents in villages, facilitate market linkages with regional and national markets and develop value chains in the local ecosystem to provide sustainable livelihood opportunities. Through March 31, 2020, training was provided to eligible individuals in 2,100 villages.

For Covid-19 related measures announced by the Reserve Bank of India, see also “—Loan concentration” and “Risk Factors—Risks Relating to Our Business— The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products with special features targeted at specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2020, we had a debit card base in excess of 46 million cards.

We continuously focus on increasing our current and savings account deposit and retail term deposit base. Our endeavor is to maintain a healthy and stable funding profile and our competitive advantage in cost of funds. As of June 30, 2020, the interest rates that we offer on savings account deposits and term deposits of benchmark maturities are among the lowest in the banking system. We extensively leverage data analytics and market intelligence to create strategies and unique value propositions across market segments. This facilitates better targeting, resourcing, channel and product alignment, capability building and marketing and alliances. We explore opportunities around ecosystems to provide a wide range of products and services based on the life cycle needs of the customer. We have been expanding our offerings through mobile phones, including mobile banking applications for account access and various transactions and services. Our mobile banking platform for individual customers, iMobile, offers more than 250 services, including checking account balances, transferring funds, setting card limits, and card blocking and unblocking among others. We revamped our retail internet banking platform in fiscal 2020 to include a native dashboard and interface that can be personalized by the customers to suit their requirements and preferences. During fiscal 2020, we launched a new digital platform, InstaBIZ, for our micro, small and medium enterprise and self-employed customers. It offers customers over 115 products and services, including instant overdraft facility, payment of goods and services tax, automatic bank reconciliations, and inward and outward remittances in a digital and secure manner. During fiscal 2020, we also launched an Application Programme Interfaces Banking Portal consisting of about 250 Application Programme Interfaces. This portal enables partner companies to co-create innovative customer solutions in a frictionless manner and in a fraction of the time usually needed for such integration, thereby significantly increasing their productivity. The Application Programme Interfaces are available across an array of categories, including payment and collections, accounts and deposits, and cards and loans. Our mobile application for merchants in India, Eazypay, allows merchants to accept payments on mobile phones through multiple modes, including credit/debit cards of any bank and internet banking platforms. We also partner with web-based payment service providers to offer payment services using the Unified Payment Interface platform. By offering our products and services through technology-enabled channels, we aim to improve the customer transaction experience, leading to higher account balances and efficiency of our operations. Digital on-boarding of customers for opening accounts, processing service requests without human intervention, using cognitive tools for check clearing and encouraging paperless customer communication are some of our key areas of focus. During fiscal 2020, we revamped our savings account on-boarding process and enhanced system-driven validations to enable real time account opening and activation. Features such as allowing quick fund transfer within certain limits without going through the payee registration process were enabled on the mobile application and internet banking platform. Recently we announced the launch of a facility that enables individual customers to complete the ‘Know Your Customer’ process, which is required to open a new relationship, through video interaction following regulatory changes permitting the same. This facility is available to customers who wish to open a savings account and allows them to complete the Know Your Customer process digitally within a few minutes, without physically meeting a bank official at the branch or their home. We launched a range of travel cards under partnerships with platforms with large customer bases and transaction volumes.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”. For details on Covid-19-related impact, see “Risk factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Fee-Based Products and Services

Through our distribution network, we offer various products including government of India savings bonds, sovereign gold bonds, insurance policies, bullion and public offerings of equity shares and debt securities by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards and commercial cards. We also offer a variety of mutual fund products. We levy services charges on deposit accounts.

We also offer foreign exchange products to retail customers including sale of currency notes, traveler’s checks and travel cards. We also facilitate retail inward remittances from foreign geographies. In fiscal 2019, we enabled blockchain-based processing for outward remittance from India to Canada.

As a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited, we offer depositary share accounts to settle securities transactions in a dematerialized mode. Further, we are one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges and operating their banking and custody accounts.

Commercial Banking for Small and Medium Enterprises

Our small and medium enterprise portfolio consists of enterprises with a turnover of up to Rs. 2.5 billion. We offer a wide spectrum of banking products and solutions to small and medium enterprises to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. We offer digital solutions for on-boarding, payments and collections, lending and cross-border transactions. We have enabled online electronic franking and digital signature-based document execution to ensure faster processing. Our small and medium enterprise customers can use a secured overdraft line of credit up to a threshold on the basis of their Goods and Services Tax returns and without the need to submit financial statements. We have developed a mobile application for merchants in India, ‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and our digital wallet. In fiscal 2020, a new digital platform, InstaBiz, was launched, which offers products and services on mobile and internet banking platforms. InstaBiz customers can seamlessly execute their trade finance and foreign exchange transactions through the trade online and foreign exchange online platforms.

We have strengthened our capabilities in assessing credit risks across various sectors with risk management practices focused on enhancing the portfolio quality by reducing concentration risk and to focus on granular and collateralized-lending based growth. With a view to increasing the risk adjusted operating profit from the portfolio, reliance is also placed on harnessing opportunities across transaction banking, foreign exchange and personal banking solutions with the small and medium enterprises. During fiscal 2020, we further improved our risk assessment of process for small and medium enterprise customers. We have adopted a streamlined underwriting process using digital tools like bank statement analyzers, automatic fetching of bureau reports and programs to generate probability of default scores. We use a combination of qualitative and quantitative assessment tools to make the final decision to extend credit.

We offer online end-to-end supply chain financing solutions and vendor bill discounting through funding to the channel partners of large corporate clients to meet the working capital needs of small businesses. We are offering transaction banking, foreign exchange and personal banking solutions to small and medium enterprises. We have developed an integrated supply chain system that can be integrated with the corporate’s Enterprise Resource Planning for seamless collection from dealers and payment to vendors. The system provides real time reconciliation and reports to the corporate. It also enables us to provide channel finance based on the transaction flow and payment track record. We have also launched a non- Enterprise Resource Planning version of the dealer finance solution that is fully digitized.

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

Commercial Banking for Corporate Customers

We provide a range of commercial and investment banking products and services to India’s leading corporations and middle market companies. We offer solutions to companies and their entire network of employees, dealers, vendors and all stakeholders with a complete suite of banking products. Our product suite includes working capital and term loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. Our Wholesale Banking Group has a customer franchise which includes large private sector companies, financial institutions and banks, public sector undertakings and government departments/entities. In the last few years, the group has established relationships with multinational companies operating in India, new-age services companies and financial sponsors, including private equity funds and their investee companies. For meeting the foreign exchange and treasury requirements, the Wholesale Banking Group is supported by dedicated groups focused on commercial banking and markets, offering comprehensive and technologically advanced products and services, including lending products, trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. Transaction banking is an important value proposition for corporates for the day-to-day functioning of their businesses which includes account services, payment and collection services, domestic and cross-border trade finance, working capital finance and supply chain finance. Transaction banking services are delivered through the network of branches across India including 107 specialized branches which are enabled to meet the specialized needs of the corporate customers and a team of account managers. The products and services are also delivered through our Corporate Internet Banking platform and also through our mobile application InstaBIZ. We see significant growth in the use of these digital platforms going forward.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross-border acquisition financing) and working capital financing. For further details on our loan portfolio, see “—Loan Portfolio—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

Though project financing has historically constituted a significant portion of our loan portfolio, we have adopted a cautious and selective approach to project financing, as well as structured finance and cross-border acquisition financing. In the last few years, the Bank has refined and strengthened its framework for managing concentration risk. The Bank’s Enterprise Risk Management and Risk Appetite Framework articulates the risk appetite and drills down the same into a limit framework for various risk categories. Limits have been set up for borrower group based on turnover and track record. Further, the Bank has pursued a strategy of building a granular and diversified portfolio and lending to better rated corporates.

Our project finance portfolio consists principally of medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest on the fixed assets of the borrower though some of our financing is also extended on an unsecured basis. Our working capital financing consists mainly of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. Since 2016, the Bank has focused been reducing its non-fund based exposure and focusing on growing its fund-based exposure, even as all types of exposures are considered for credit assessment and limit set up. The Bank’s outstanding amount of letters of credit and bank guarantees has declined over the last four years, from 34% of total advances at March 31, 2016 to 22% at March 31, 2020.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, from fiscal 2016, the Reserve Bank of India initiated several measures to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. However, this Reserve Bank of India framework was struck down as ultra vires by the Supreme Court. Subsequently, on June 7, 2019, the Reserve Bank of India issued a revised framework on resolution of stressed assets by which the banks are required to implement the resolution plan within 180 days from the end of the “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. See also “Supervision and Regulation”. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated in the framework through both legislation and judicial decisions. If resolution of one or more of these borrowers is not achieved and they go into liquidation, the realization from the collateral may come down. Further, in June 2020, the Government of India has suspended the initiation of fresh insolvency proceedings for six months and which may be extended up to one year depending upon Covid-19 pandemic situation. A few large accounts referred under the Insolvency and Bankruptcy Code were resolved during fiscal 2019 and fiscal 2020. However, challenges emerged in some sectors and specific corporates and promoter groups during fiscal 2019 and continued in fiscal 2020. Challenges also emerged for telecom companies and real estate developers during fiscal 2020 due to economic uncertainties and a weak operating environment.

We have adopted a cautious approach in incremental lending by focusing on lending to higher rated corporates and adopting a revised framework for management of concentration risk. We believe that the significant improvement in our deposit franchise and funding costs in the last five years enables us to pursue lending to higher rated corporates profitably. We continue to focus on financing opportunities in the corporate sector based on appropriate risk assessment and pricing. For more details on our credit risk procedures, see “—Risk Management—Credit Risk”. See also “Risk Factors—Risks Relating to Our Business—If the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects—Executive Summary—Business environment—Trends in fiscal 2020”.

For more details on the impact of Covid-19 pandemic on our borrowers and the related impact on us, see “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Fee and Commission-Based Activities

We generate fee income through our lending, transaction banking, syndication and foreign exchange related solutions provided to our corporate customers. We also offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India).

We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. Our services include account related services, payment and collection services, domestic and cross-border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. By integrating the Bank’s system with the corporates’ Enterprise Resource Planning, the customers are able to process their collection and payments digitally, including seamless reconciliation and accounting. Advancements in technology have enabled us to reimagine various customer journeys and create industry-specific solutions. These solutions not only digitize and simplify processes but also help customers to digitize their entire ecosystem, which includes their vendors, partners and customers. Some of the solutions include an application for software exporters and a platform to digitize procurement through e-tendering. The e-tendering solution is aiding over 4,000 enterprises to seamlessly integrate their complex procurement workflows. We have also developed specific solutions for commodity board ecosystems through the Digi-Commodity platform. This platform enables digital collection of auction proceeds and automatic reconciliation of outstanding invoices, all the while allowing for deal-wise settlement across multiple stakeholders. More than 8,000 stakeholders are regularly using this platform.

Further, we are one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges and operating their banking and custody accounts. We also offer services such as escrow, trust and retention account facilities, online payment facilities, custodial services and tax filing and collection services on behalf of the government of India and the governments of Indian states.

At year-end fiscal 2020, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 2,475.1 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Commercial Banking for Government and Institutions

We engage with government departments and bodies across various levels, including central, state, district and local bodies which include municipalities and gram panchayats. We offer products, services and technology solutions that enable e-governance, offer digital payment solutions for critical projects, participate in pilot projects as a financial service provider and support initiatives for promoting social development. These efforts also result in deposit balances for the Bank. The Bank has also partnered with governments and local bodies during periods of disaster and crisis, including during the Covid-19 pandemic.

We also provide financial services to other institutions, including educational institutions, hospitals and cooperative societies, among others, and offer a range of technology-driven collections and payment solutions.

Commercial Banking for International Customers

We are repositioning our international franchise to focus on non-resident Indians for deposits, wealth management and remittances businesses, including by providing digital solutions and simplified processes. We are also focused on deepening our relationships with well-rated Indian corporates in international markets and multinational companies present in international and domestic markets, for maximizing the India-linked trade, transaction banking and lending opportunities, subject to strict limits on exposures, such as borrower or group exposure limits, which may include reducing in some current exposure where required. We are also actively engaging with sovereign wealth funds, global pension funds and asset managers to facilitate fund flows into India. In our overseas branches, we aim to progressively exit exposures that are not linked to India in a planned manner. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and diversified loan portfolios.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•	Remittance services: We continue to maintain a significant position in remittances from abroad through our diversified products and service offerings to meet the requirements of the non-resident Indian diaspora. We have been expanding access to services through our wide branch network, internet-based remittance solutions and new partnerships and channels with correspondents all over the world. We have partnerships with over 200 correspondent banks and exchange houses across 40 countries worldwide to facilitate inward remittances into India. We have pursued greater integration of our systems with our partners to enable seamless processing and faster fund transfers. In fiscal 2016, we launched “Money2World”, a fully-online outward remittance service. Through this service, even non-account holders of ICICI Bank can transfer money online from any bank account in India to any bank account overseas in 16 major currencies. The Bank’s key platform for inward remittances, Money2India, has a host of features to make the platform more user friendly, reduce transaction time and offer seamless experience on a single interface (login) for non-resident Indians customers to transfer money to India. ICICI Bank was one of the first banks in India and one of the first few globally to successfully execute remittance transactions using blockchain technology, and the same was extended to the United Kingdom and European markets, in addition to Canada. We also introduced online inward remittance facility for low value commercial transactions.

•	Trade Online: Digital platform for importers and exporters for submitting trade transaction requests online. Customers also get a complete agile and real time dashboard to view status of all trade transactions as well as summary and details of key import and export bills outstanding.

•	Remittance Tracker: An internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollars, pounds sterling and euros.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in nine main currencies—U.S. dollar, pound sterling, euro, yen, Canadian dollar, Singapore dollar, Australian dollar, Hong Kong dollar and Swiss franc.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

•	Digital solutions for inward and outward remittances.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2020 were Rs. 760.5 billion and total advances were Rs. 539.6 billion compared to total assets of Rs. 890.5 billion and total advances of Rs. 630.3 billion at year-end fiscal 2019. Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, interbank bilateral loans and borrowings from external commercial agencies. The overseas loan portfolio of ICICI Bank was 8.4% of its loan portfolio at March 31, 2020. Excluding exposures to banks and retail lending against deposits, the corporate fund and non-fund outstanding at March 31, 2020, net of cash/bank/insurance backed lending, was US$ 7.48 billion. Out of US$ 7.48 billion, 63% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 16% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are target customers for the Bank’s deposit and transaction banking franchise. The Bank will continue to pursue risk calibrated opportunities in this segment. Out of US$ 7.48 billion, about 7.0% of the outstanding was to companies owned by non-resident Indians/persons of Indian origin and 14.0% of the outstanding was to other non-India companies and the Bank is planning significant reduction in this portfolio. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. These subsidiaries offer direct banking using the internet as the access channel. Our subsidiary in the United Kingdom offers loans to corporate businesses, including to Europe-based multinational corporations which have active trade and investment flows with India, large businesses owned by persons of Indian origin and for Indian corporations seeking to develop their overseas businesses. Our subsidiary in Canada originates residential mortgages, primarily insured and qualifying for insurance by either the Canadian federal government agency or insurance companies back-stopped by the Canadian federal government, and offers loans to both Canadian and US corporations as well as Indian corporations seeking to develop their business overseas. Our overseas subsidiaries also aim to reduce their exposures non-India linked corporate loan portfolio, subject to regulatory requirements. At year-end fiscal 2020, ICICI Bank UK PLC had seven branches and six business centers in the United Kingdom and a branch in Germany. At year-end fiscal 2020, the total assets of ICICI Bank UK PLC were US$ 3.5 billion. ICICI Bank UK PLC made a net profit of US$ 23 million during fiscal 2020, compared to a net loss of US$ 53 million during fiscal 2019. At year-end fiscal 2020, loans and advances of ICICI Bank UK PLC were US$ 2.1 billion and investments were US$ 0.9 billion.

At year-end fiscal 2020, ICICI Bank Canada had seven branches and total assets of CAD 6.6 billion. ICICI Bank Canada earned a net profit of CAD 41 million in fiscal 2020 as compared to a net profit of CAD 52 million in fiscal 2019. At year-end fiscal 2020, net loans and advances of ICICI Bank Canada were CAD 5.7 billion and investments were CAD 0.6 billion. Net loans and advances includes CAD 3.7 billion of residential mortgages, of which CAD 2.6 billion was securitized insured mortgages.

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

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers, the internet and mobile. At year-end fiscal 2020, we had a network of 5,324 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2020.

	At March 31, 2019		At March 31, 2020
	Number of branches and extension counters(1)	% of total	Number of branches and extension counters(1)	% of total
Metropolitan	1,438	29.5%	1,585	29.8%
Urban	991	20.3	1,067	20.0
Semi-urban	1,453	29.8	1,546	29.0
Rural	992	20.4	1,126	21.1
Total branches and extension counters	4,874	100.0%	5,324	100.0%

_______________

(1)	Classification of branches as per population census 2011.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our new banking outlets must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2011 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2020, we were in compliance with this condition. At year-end fiscal 2020, we had 15,688 ATMs, of which 6,753 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

We believe that developments in technology are changing the way customers engage with banks and meet their banking needs. We offer our products and services through a number of technology-enabled channels. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. Our mobile banking application, iMobile, offers more than 250 services which are available across all mobile platforms. During fiscal 2020, we focused on enhancing the digital experience of our customers. We enabled instant issuance of paperless and ready-to-use credit cards digitally that also had security features like controlling usage and card limits using the mobile and internet banking application. We revamped the on-boarding process for savings account customers and enhanced system-driven validations to enable real-time account opening and activation. Features such as allowing quick funds transfer within certain limits without going through the payee registration process were enabled on the mobile application and internet banking. Towards the end of fiscal 2020, we launched a comprehensive platform, ICICIStack, that offers digital services and covers almost all banking requirements including account opening, loans, credit cards, payment solutions, investments, insurance and protection related products. The platform can be used by various customer segments, including retail, small and medium enterprise and corporate clients.

Our customers can perform a wide range of transactions at our ATMs. We have also deployed automated devices, such as cash acceptance machines and insta-banking kiosks to improve customer experience as well as efficiency of our operations. In fiscal 2020, we streamlined the account opening process of savings and current accounts. We revamped our savings account on-boarding process and enhanced system-driven validations to enable real time account opening and activation. Through our website, www.icicibank.com, we offer our customers, both retail and corporate, online access to account information, payment and fund transfer facilities and various other services including purchase of investment and insurance products. We provide telephone banking facilities through our call centers. Our customers can also access their accounts and perform transactions via certain social media platforms.

We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant fund transfer to any bank account using a virtual payment address, without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms, such as our mobile application and our digital wallet. The payment platform has enabled significant growth in digital transactions. We developed a mobile application for merchants in India, ‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and our digital wallet. See also “—Technology”.

Investment Banking

Our investment banking operations principally consist of ICICI Bank’s treasury operations and the operations of ICICI Securities Primary Dealership Limited and of ICICI Securities Limited.

Treasury

Through our treasury operations we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate and small enterprise customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See also “—Commercial Banking for Corporate Customers—Foreign Exchange and Derivatives”.

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2020, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18.25% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement is 100% since January 1, 2019. In order to accommodate the burden on banks’ cash flows caused by the Covid-19 pandemic, during April 2020, the Reserve Bank of India permitted banks to maintain liquidity coverage ratio at 80.0% with effect from April 17, 2020. This requirement will be gradually restored in two phases, 90.0% by October 1, 2020 and 100.0% by April 1, 2021. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities and better-rated corporate bonds. During fiscal 2020 we maintained a liquidity coverage ratio on a standalone basis and at the group level above the stipulated requirements. See also “Supervision and Regulation—Legal Reserve Requirements”.

ICICI Bank engages in domestic investments and foreign exchange operations from Mumbai. As a part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers, and engages in proprietary trading in currencies. Our investment and market risk policies are approved by the Board of Directors.

ICICI Bank’s domestic investment portfolio is classified into three categories —held-to-maturity, available-for-sale and held-for-trading.

Investments are classified as held-to-maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held-for-trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held-for-trading category should be sold within 90 days. Under each category, the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held-to-maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2020, 73.8% of ICICI Bank’s government securities portfolio was in the held-to-maturity category.

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

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2018
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	157,992	Rs.	1,461	Rs.	(1,664)	Rs.	157,789
Government securities		350,051		821		(716)		350,156
Other debt securities		193,298		115		(1,301)		192,112
Total debt securities		701,341		2,397		(3,681)		700,057
Equity securities		109,138		40,839		(18,615)		131,362
Other investments(1)		70,657		11,410		(4,568)		77,499
Total	Rs.	881,136	Rs.	54,646	Rs.	(26,864)	Rs.	908,918

_______________

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2019
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	155,043	Rs.	2,392	Rs.	(1,139)	Rs.	156,296
Government securities		348,982		1,855		(106)		350,732
Other debt securities		197,290		2,625		(886)		199,028
Total debt securities		701,315		6,872		(2,131)		706,056
Equity securities		129,583		34,546		(26,518)		137,611
Other investments(1)		61,590		5,980		(1,998)		65,573
Total	Rs.	892,488	Rs.	47,398	Rs.	(30,647)	Rs.	909,240

_______________

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2020
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	142,449	Rs.	2,926	Rs.	(1,837)	Rs.	143,538
Government securities		479,038		2,874		(33)		481,879
Other debt securities		180,712		3,636		(1,891)		182,457
Total debt securities		802,198		9,436		(3,761)		807,873
Equity securities		171,897		29,464		(42,055)		159,306
Other investments(1)		47,617		3,570		(4,595)		46,592
Total	Rs.	1,021,712	Rs.	42,470	Rs.	(50,411)	Rs.	1,013,771

______________

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities decreased from Rs. 155.0 billion at year-end fiscal 2019 to Rs. 142.4 billion at year-end fiscal 2020, primarily due to a decrease in investment in debt securities by ICICI Bank, offset, in part, by an increase in investments in debt securities by ICICI Bank UK. The investment in government securities increased from Rs. 349.0 billion at year-end fiscal 2019 to Rs. 479.0 billion at year-end fiscal 2020, primarily due to an increase in investment in government securities by ICICI Bank. Investments in other debt securities decreased from Rs. 197.3 billion at year-end fiscal 2019 to Rs. 180.7 billion at year-end fiscal 2020, primarily due to a decrease in investment in bankers’ acceptances by ICICI Bank Canada and sale/maturity of pass through certificates, commercial papers and certificate of deposits by ICICI Bank. Investments in equity shares increased from Rs. 129.6 billion at year-end fiscal 2019 to Rs. 171.9 billion at year-end fiscal 2020, primarily due to an increase in the equity portfolio of ICICI Prudential Life Insurance Company Limited, ICICI Bank and ICICI Lombard General Insurance Limited. During fiscal 2020, ICICI Bank made an investment of Rs. 10.0 billion in equity shares of a domestic commercial bank under the scheme of reconstruction by Reserve Bank of India. Other investments decreased from Rs. 61.6 billion at year-end fiscal 2019 to Rs. 47.6 billion at year-end fiscal 2020.

Net unrealized gain on debt investments was Rs. 5.7 billion at year-end fiscal 2020 compared to net unrealized gain of Rs. 4.7 billion at year-end fiscal 2019 primarily due to increase in net unrealized gain on government securities. Net unrealized gain on government securities increased from Rs. 1.7 billion at year-end fiscal 2019 to Rs. 2.8 billion at year-end fiscal 2020. The yields on the benchmark 10-year government securities decreased from 7.4% at year-end fiscal 2019 to 6.1% at year-end fiscal 2020. There was a net unrealized loss on equity securities of Rs. 12.6 billion at year-end fiscal 2020 compared to a net unrealized gain on equity securities of Rs. 8.0 billion at year-end fiscal 2019, primarily due to decrease in market value of equity portfolio for ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, offset, in part, by unrealized gain for ICICI Bank. The equity market benchmark, the S&P BSE Sensex, declined by 23.8% during fiscal 2020. The benchmark equity index increased by 6.7% during the nine months ended December 31, 2019 and subsequently declined sharply during the three months ended March 31, 2020 by 28.6% as a result of global risk aversion following the Covid-19 pandemic. There was a net unrealized loss of Rs. 1.0 billion at year-end fiscal 2020 compared to a net unrealized gain on other investments of Rs. 4.0 billion at year-end fiscal 2019. The net unrealized losses in fiscal 2020 were primarily due to net unrealized losses on security receipts issued by asset reconstruction companies and decreases in net unrealized gains on venture capital funds, offset, in part, by increases in net unrealized gains on debt mutual funds.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2018		2019		2020		2020
	(in millions)
Interest	Rs.	37,152	Rs.	43,040	Rs.	48,007	US$	637
Dividend		1,322		1,721		2,056		27
Total	Rs.	38,474	Rs.	44,761	Rs.	50,063	US$	664
Gross realized gain		41,715		32,690		19,397		257
Gross realized loss		(3,934)		(7,823)		(6,020)		(80)
Total	Rs.	37,781	Rs.	24,867	Rs.	13,378	US$	177

Interest and dividend income from our available-for-sale securities portfolio increased from Rs. 44.8 billion in fiscal 2019 to Rs. 50.1 billion in fiscal 2020 primarily due to an increase in the investment portfolio in the available-for-sale category. The net realized gain from our available-for-sale securities decreased from Rs. 24.9 billion in fiscal 2019 to Rs. 13.4 billion in fiscal 2020. Net realized gain in fiscal 2019 included gain of Rs. 10.1 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited through an offer for sale.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2020
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	48,356	8.5%	Rs.	74,094	6.0%	Rs.	19,039	6.0%	Rs.	961	7.3%
Government securities		283,407	5.0		167,976	6.4		21,797	6.5		5,857	6.5
Other securities		105,449	7.4		56,934	9.0		7,742	9.0		10,587	8.7
Total amortized cost of interest-earning securities(1)	Rs.	437,212	6.0%	Rs.	299,004	6.8%	Rs.	48,578	6.7%	Rs.	17,406	7.9%
Total fair value	Rs.	439,564		Rs.	301,239		Rs.	49,643		Rs.	17,427

_______________

(1)	Includes securities denominated in different currencies.

The amortized cost of our held-to-maturity portfolio increased from Rs. 1,714.1 billion at year-end fiscal 2019 to Rs. 2,078.6 billion at year-end fiscal 2020, primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized gain on held-to-maturity portfolio was Rs. 82.1 billion at year-end fiscal 2020 compared to net unrealized loss of Rs. 18.1 billion at year-end fiscal 2019, primarily due to decrease in yield on government securities. The yields on the benchmark 10-year government securities decreased from 7.4% at year-end fiscal 2019 to 6.1% at year-end fiscal 2020. Interest income on held-to-maturity debt portfolio increased from Rs. 115.7 billion in fiscal 2019 to Rs. 136.5 billion in fiscal 2020 due to an increase in average investment portfolio under held-to-maturity, offset, in part, by a decrease in yield on government securities portfolio. The yield on government securities decreased due to investment in government securities at lower yields and a reset of rate of interest on floating rate bonds at lower levels.

Investments in held-for-trading debt securities increased from Rs. 259.8 billion at year-end fiscal 2019 to Rs. 385.8 billion at year-end fiscal 2020, primarily due to an increase in investment in government securities and commercial papers, offset, in part, by decrease in certificate of deposits. Interest and dividend income on held-for-trading securities increased from Rs. 20.5 billion in fiscal 2019 to Rs. 23.1 billion in fiscal 2020 primarily due to increase in held-for-trading portfolio. Net realized and unrealized gain on the held-for-trading portfolio was Rs. 6.2 billion in fiscal 2020 compared to net realized and unrealized gain of Rs. 0.6 billion in fiscal 2019, primarily due to increase in realized gain on investment in government securities and redemption of debt mutual funds.

At year-end fiscal 2020, we had investments in equity shares amounting to Rs. 160.1 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

Through our branches and subsidiaries outside India and our International Financial Services Centre Banking Unit and Offshore Banking Unit, we have made investments in corporate and financial sector bonds and debt securities and mortgage and asset backed securities outside India as well as investments in equity share and preference shares from our International Financial Services Centre Banking Unit.

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark-to-market and realized losses thereon.

	At March 31, 2019
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2019	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2019	Mark-to-market gain/ (loss) at March 31, 2019
	(Rs. in millions)
U.S.	–	–	–	691	–	–	–	691	65	(210)	(18)
Canada	–	–	–	32,579	–	–	–	32,579	-	38	-
Europe	–	3,047	–	543	–	–	–	3,590	47	-	(917)
India	–	–	–	38,371	–	–	–	38,371	331	(6)	(52)
Rest of Asia	–	–	–	1,334	–	4,494	–	5,828	14	(102)	6
Total portfolio	–	3,047	–	73,518	–	4,494	–	81,059	457	(280)	(981)

_______________

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

	At March 31, 2020
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2020	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2020	Mark-to-market gain/ (loss) at March 31, 2020
	(Rs. in millions)
U.S.	–	–	–	3,531	–	–	–	3,531	87	(7)	73
Canada	–	–	–	28,329	–	–	–	28,329	-	396	-
Europe	–	3,248	–	514	–	–	–	3,762	76	-	(923)
India	–	–	3,030	41,716	–	–	3,030	41,716	(1,659)	120	(1,818)
Rest of Asia	–	–	–	1,484	–	4,926	–	6,410	23	-	31
Total portfolio	–	3,248	3,030	75,574	–	4,926	3,030	83,748	(1,473)	509	(2,637)

_______________

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary in fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries increased from Rs. 81.06 billion at year-end fiscal 2019 to Rs. 86.8 billion at year-end fiscal 2020. At year-end fiscal 2020, our investments in Europe were Rs. 3.8 billion as compared to Rs. 3.6 billion at year-end fiscal 2019. The majority of our investments in Europe are in the United Kingdom.

The mark-to-market losses on the investment portfolio of our overseas branches and subsidiaries were Rs. 1.0 billion at year-end fiscal 2019 and Rs. 2.6 billion at year-end fiscal 2020. During fiscal 2020, there was a mark-to-market loss of Rs. 1.5 billion compared to a gain of Rs. 0.5 billion during fiscal 2019. The increase in mark-to-market losses was primarily on account of reduction in market prices of India related bonds. Net realized gain/(loss) and impairment loss was a net loss of Rs. 0.3 billion during fiscal 2019 as compared to a net loss of Rs. 0.5 billion during fiscal 2020.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2019		2020
	(in millions)
Bonds
Banks and financial institutions	Rs.	18,464	Rs.	24,675
Corporate		55,054		53,929
Total bonds		73,518		78,604
Asset backed securities		3,047		3,248
Others(1)		4,494		4,926
Total	Rs.	81,059	Rs.	86,778

_______________

(1)	Includes investments in certificates of deposit.

Our overseas branches and banking subsidiaries’ investments in securities of banks and financial institutions are spread over a number of banks. At year-end fiscal 2020, the investments in securities of banks and financial institutions of Rs. 24.7 billion (at year-end fiscal 2019 – Rs. 18.5 billion) were with overseas branches of Indian originated banks. Approximately 37.2% of our investment in securities of corporate entities was India-linked at year-end fiscal 2020 as compared to approximately 35.3% at year-end fiscal 2019.

Our overseas branches and banking subsidiaries’ total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2020. The portfolio size of such securities was Rs. 3.2 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

At year-end fiscal 2020, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 76.9 billion.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in investment banking, securities broking and financial product distribution businesses. ICICI Securities Limited has an online securities broking platform called www.icicidirect.com. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker-dealer with the Securities and Exchange Commission. ICICI Securities Inc., which is a member of the Financial Industry Regulatory Authority in the United States; also has a branch office in Singapore that is registered with the Monetary Authority of Singapore where it holds a capital markets services license for dealing in securities in Singapore. ICICI Securities Inc. is also registered as an international dealer in Canada in the provinces of British Columbia, Ontario and Quebec. ICICI Securities Limited (consolidated) earned a net profit of Rs. 5.5 billion in fiscal 2020 compared to a net profit of Rs. 4.9 billion in fiscal 2019. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and Bombay Stock Exchange Limited on April 4, 2018 following an offer for sale in an initial public offering of the company. After this sale, our share ownership in ICICI Securities Limited came down from 100% to 79.22% as of year-end fiscal 2020. To meet the minimum public shareholding norm for ICICI Securities Limited, we need to sell a further 4.22% by April 4, 2021.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership earned a net profit of Rs. 2.7 billion in fiscal 2020 compared to a net profit of Rs. 0.6 billion in fiscal 2019. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2020, ICICI Venture concluded a total of nine investments, including follow-on investments in existing portfolio companies, across all the verticals and funds, involving an aggregate capital outlay, excluding debt financing, if any, of about US$ 290 million. In the same period, across various verticals and funds, ICICI Venture concluded five exit transactions (including full exits and partial exits) and liquidity events in seven cases involving aggregate realizations of about US$ 90 million. ICICI Venture reported a net profit of Rs. 0.1 billion in fiscal 2020 compared to Rs. 0.7 billion in fiscal 2019.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 3,507.4 billion during fiscal 2020. ICICI Prudential Asset Management Company earned a net profit of Rs. 10.5 billion during fiscal 2020 compared to a net profit of Rs. 6.9 billion during fiscal 2019.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited is a joint venture with Prudential Corporation Holding Limited, a part of the Prudential PLC group of the United Kingdom. ICICI Lombard General Insurance Company Limited was formed as a joint venture with Fairfax Financial Holdings of Canada. The joint venture was terminated on July 3, 2017. Both ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are now listed companies on relevant Indian stock exchanges.

In fiscal 2015, the Indian parliament approved legislation increasing the foreign shareholding limit in the insurance sector from 26.0% to 49.0%, and removing the requirement that Indian promoters of insurance companies eventually reduce their shareholding to 26.0% following the completion of 10 years of commencement of business by the insurance company. Final regulations were issued by the government of India in fiscal 2016. Subsequently, we sold 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, during fiscal 2016. In September 2016, we sold a further of 12.6% out of our shareholding in ICICI Prudential Life Insurance Company Limited through an offer for sale in an initial public offering of the company’s shares. ICICI Prudential Life Insurance Company Limited was listed on the National Stock Exchange of India Limited and BSE Limited on September 29, 2016. In June 2018, we sold an additional 2.0% of our shares in ICICI Prudential Life Insurance Company Limited through an offer for sale. In June 2020, we sold an additional 1.5% of our shareholding in ICICI Prudential Life Insurance on the stock exchange. With these sales, our share ownership in ICICI Prudential Life Insurance Company Limited has now decreased from 73.7% at year-end fiscal 2015 to 52.9% at year-end fiscal 2020 to 51.4% at June 30, 2020.

ICICI Prudential Life Insurance Company Limited had a market share of 9.0% based on retail weighted new business received premium basis in fiscal 2020 according to the Life Insurance Council. The market share within the private sector was 15.8% in fiscal 2020. The total premium increased by 8.1% from Rs. 309.3 billion in fiscal 2019 to Rs.334.3 billion in fiscal 2020. The retail renewal premium increased by 2.1% from Rs. 202.3 billion in fiscal 2019 to Rs. 206.6 billion in fiscal 2020. The retail new business premium declined from Rs. 81.4 billion in fiscal 2019 to Rs. 78.8 billion in fiscal 2020. Group premium (including group protection) increased by 90.6% from Rs. 25.7 billion in fiscal 2019 to Rs. 48.9 billion in fiscal 2020. While the overall new business premium (including group) increased by 20.5% in fiscal 2020, protection and annuities new business premium grew by 48.3%. The growth in retail weighted new business premium of our life insurance subsidiary was relatively lower than the industry in fiscal 2020. Within product segments, for fiscal 2020, while contribution of the protection and non-linked savings to the business of our life insurance subsidiary has increased, unit-linked product contribution was still significant and the demand for unit-linked products may be influenced by any volatility or downturn in capital markets. Our life insurance subsidiary is primarily focused on growth in the value of new business as a key profitability metric.

ICICI Prudential Life Insurance Company Limited has a wholly owned subsidiary, ICICI Prudential Pension Funds Management Company Limited, one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System.

See also “Risk Factors—Risks Relating to Our Business— Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

We also sold a 9.0% stake in our general insurance company, ICICI Lombard General Insurance Company, during fiscal 2016 to our then joint venture partner, Fairfax Financial Holdings (through its affiliate). Following the transaction, the share ownership in ICICI Lombard General Insurance Company of ICICI Bank and Fairfax Financial Holdings Limited was approximately 64% and 35%, respectively. In July 2017, Fairfax Financial Holdings (through its affiliate) sold equity shares comprising 12.18% of the issued and paid-up capital of the company to three investors. On July 3, 2017 our joint venture agreement with Fairfax Financial Holdings was terminated. In September 2017, we sold a further 7% of our shareholding and Fairfax Financial Holdings (through its affiliate) further sold 12% of its shareholding in ICICI Lombard General Insurance Company Limited through an offer for sale in an initial public offering of the company’s shares. ICICI Lombard General Insurance Company Limited was listed on the National Stock Exchange of India Limited and BSE Limited on September 27, 2017. In June 2020, the Bank sold an additional 4.0% of our shares in ICICI Lombard General Insurance Company on the stock exchange. After these sales, our share ownership in ICICI Lombard General Insurance Company Limited came down from 63.8% at year-end fiscal 2016 to 55.9% at year-end fiscal 2020 to 51.9% at June 30, 2020.

ICICI Lombard General Insurance Company Limited’s gross direct premium income was Rs. 133.1 billion during the year-ended fiscal 2020, a decline of 8.1% compared to the year-ended fiscal 2019. Excluding crop segment, gross domestic premium income of ICICI Lombard General Insurance Company Limited increased to Rs. 133.0 billion in fiscal 2020 compared to Rs. 120.4 billion in fiscal 2019, registering a growth of 10.5%. ICICI Lombard General Insurance Company Limited was the largest private general insurer with an overall industry market share of about 7.0% in gross direct premium income amongst all general insurance companies during the year-ended fiscal 2020 according to the Insurance Regulatory Development Authority of India. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 11.9 billion in fiscal 2020 compared to a net profit of Rs. 10.5 billion in fiscal 2019.

The Insurance Regulatory and Development Authority of India issued regulations on registration of corporate agents for the sale of insurance products. As per the regulations, banks can partner with three insurance companies each in life, non-life and health insurance sectors. We have entered into an agreement with our insurance subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, and operate as a corporate agent for these companies. We distribute life and general insurance products through our branches, phone banking and digital channels and earn commissions and fees from these subsidiaries. ICICI Bank accounts for a significant portion of the business volumes of its life insurance subsidiary. The growth of the life insurance subsidiary’s business is thus significantly dependent on the Bank’s distribution strategy, including the Bank’s choice of and focus on specific life insurance products, and the relative emphasis on sales of insurance and banking products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Our primary source of domestic funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings, refinance borrowings and domestic or overseas bond offerings. Our domestic bond borrowings include long-term bond borrowings for financing infrastructure projects and low-cost housing in accordance with the Reserve Bank of India guidelines. See also “Overview of Our Products and Services—Retail Deposits”.

Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans, refinancing against eligible trade assets and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits. Our Canadian subsidiary also funds itself through securitization of insured mortgages.

Our deposits were 58.1% of our total liabilities at year-end fiscal 2020 compared to 55.0% of our total liabilities at year-end fiscal 2019. Our borrowings were 15.5% of our total liabilities at year-end fiscal 2020 compared to 17.0% of our total liabilities at year-end fiscal 2019. Our deposits increased by 17.5% from Rs. 6,813.2 billion at year-end fiscal 2019 to Rs. 8,007.8 billion at year-end fiscal 2020, primarily due to an increase in time deposits. Our borrowings increased by 1.7% from Rs 2,103.2 billion at year-end fiscal 2019 to Rs 2,138.5 billion at year-end fiscal 2020.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2018			2019			2020
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	913,654	15.6%	Rs.	968,050	14.2%	Rs.	1,049,886	13.1%
Savings deposits		2,092,910	35.7		2,355,306	34.6		2,540,650	31.7
Time deposits		2,851,397	48.7		3,489,813	51.2		4,417,309	55.2
Total deposits	Rs.	5,857,961	100.0%	Rs.	6,813,169	100.0%	Rs.	8,007,845	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31,
	2018			2019			2020
	Amount		Cost(1)	Amount		Cost(1)	Amount		Amount		Cost(1)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	1,724,268	3.6%	Rs.	1,974,902	3.5%	Rs.	2,183,860	US$	28,967	3.5%
Time deposits		2,750,981	6.4		3,123,282	6.4		3,973,841		52,710	6.4
Non-interest-bearing deposits:
Other demand deposits		563,057	—		627,266	—		734,064		9,737	—
Total deposits	Rs.	5,038,306	4.7%	Rs.	5,725,449	4.7%	Rs.	6,891,765	US$	91,414	4.8%

_______________

(1)	Represents interest expense divided by the average balances.

Our average deposits increased from Rs. 5,725.4 billion at an average cost of 4.7% in fiscal 2019 to Rs. 6,891.8 billion at an average cost of 4.8% in fiscal 2020. Our average savings deposits increased from Rs. 1,974.9 billion at an average cost of 3.5% in fiscal 2019 to Rs. 2,183.9 billion at an average cost of 3.5% in fiscal 2020. Our average time deposits increased from Rs. 3,123.3 billion at an average cost of 6.4% in fiscal 2019 to Rs. 3,973.8 billion at an average cost of 6.4% in fiscal 2020. Our savings deposits include retail savings deposits accepted by ICICI Bank UK PLC and ICICI Bank Canada. See also “Operating and Financial Review and Prospects—Financial Condition—Liabilities and Stockholders’ Equity—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2020
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	2,540,650	Rs.	—	Rs.	—	Rs.	2,540,650
Time deposits		3,119,507		1,137,626		160,176		4,417,309
Non-interest-bearing deposits:
Other demand deposits		1,049,886		—		—		1,049,886
Total deposits	Rs.	6,710,042	Rs.	1,137,626	Rs.	160,176	Rs.	8,007,845

_______________

(1)	Savings and other demand deposits are payable on demand and hence are classified in the “Up to one year” bucket.

The following table sets forth, at the date indicated, the maturity profile of our rupee time deposits of Rs. 10 million or more.

	At March 31,
	2019		2020				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	554,076	Rs.	694,683	US$	9,215	8.7%
Above three months and less than six months		248,631		317,925		4,217	3.9%
Above six months and less than 12 months		616,647		582,387		7,725	7.3%
More than 12 months		67,707		254,958		3,382	3.2%
Total deposits of Rs. 10 million and more	Rs.	1,487,062	Rs.	1,849,953	US$	24,539	23.1%

Rupee term deposits of Rs. 10 million or more increased from Rs. 1,487.1 billion at year-end fiscal 2019 to Rs. 1,850.0 billion at year-end fiscal 2020, reflecting the growth in rupee term deposits during fiscal 2020.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,
	2018			2019			2020
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Money market borrowings(1),(2)	Rs.	189,597	21.9%	Rs.	203,306	21.2%	Rs.	383,735	US$	5,090	35.4%
Other borrowings(3),(4)		675,922	78.1		754,153	78.8		700,712		9,294	64.6
Total	Rs.	865,519	100.0%	Rs.	957,459	100.0%	Rs.	1,084,447	US$	14,385	100.0%

_______________

(1)	Includes call market, refinance and transactions with the Reserve Bank of India.

(2)	With an average cost of 6.1% in fiscal 2018, 6.5% in fiscal 2019 and 6.2% in fiscal 2020.

(3)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(4)	With an average cost of 8.9% in fiscal 2018, 9.0 % in fiscal 2019 and 8.3 % in fiscal 2020.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2018		2019		2020
	(in millions, except percentages)
Year-end balance	Rs.	313,595	Rs.	177,200	Rs.	476,650
Average balance during the year (2)		189,597		203,306		377,380
Maximum quarter-end balance		313,595		193,842		476,650
Average interest rate during the year (3)		6.1%		6.5%		6.2%
Average interest rate at year-end (4)		6.2%		7.0%		2.9%

_______________

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	The average balances are the sum of daily average balances outstanding.

(3)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings increased from Rs. 177.2 billion at year-end fiscal 2019 to Rs. 476.7 billion at year-end fiscal 2020, primarily due to an increase in repurchase borrowings. Average interest rate decreased from 7.0% at year-end fiscal 2019 to 2.9% at year-end fiscal 2020, primarily due to increase in repurchase borrowings at lower rate.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,
	2018			2019			2020
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings(1)	Rs.	475,562	41.0%	Rs.	473,656	39.7%	Rs.	390,165	US$	5,175	39.2%
Other borrowings(2)		683,828	59.0		720,144	60.3		606,416		8,044	60.8
Total	Rs.	1,159,390	100.0%	Rs.	1,193,800	100.0%	Rs.	996,581	US$	13,219	100.0%

_______________

(1)	With an average cost of 3.9% in fiscal 2018, 4.1% in fiscal 2019 and 3.8% in fiscal 2020.

(2)	With an average cost of 2.2% in fiscal 2018, 3.0% in fiscal 2019 and 2.9% in fiscal 2020.

At year-end fiscal 2020, the outstanding debt capital instruments were Rs. 240.1 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The functions of the Credit Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology Strategy Committee: The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank’s growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business and oversee the activities of Digital Council.

•	Risk Committee: The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management (ERM) framework, Risk Appetite Framework (RAF), stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out cyber security risk assessment.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit Monitoring Group, Treasury Control and Services Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Technology Risk Management Group. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to President-Corporate Centre. Treasury Control and Services Group, Credit Middle Office Group and Operations Group report to President – Corporate Centre. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

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

The risk environment over the past few years has been volatile due to factors such as slowdown in the private sector capital expenditure cycle in India, high leverage in some corporate groups and event risks. Considering these aspects, we have established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk.

We have taken the following key measures:

•	limits and thresholds for group and borrower exposures based on rating and track record;

•	rating based limits with respect to incremental asset origination in the corporate portfolio;

•	portfolio limit for buyout, securitization

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required; and

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

The Credit Committee of the Board reviews the portfolio and large exposure groups. A Financial Crime Prevention Group has been established as a dedicated and independent group, overseeing/handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation functions.

Since the first quarter of Calendar Year 2020, the Covid-19 pandemic has impacted most of the countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity. The Government of India initiated a nationwide lockdown from March 25, 2020 for three weeks which was extended to May 31, 2020. Many countries, including India, have taken unprecedented fiscal and monetary actions in an effort to help alleviate the economic and other impacts of the crisis. The Reserve Bank of India has announced several measures to ease the financial system stress, including enhancing system-wide liquidity, reducing interest rates, a moratorium on loan repayments for certain borrowers, an asset classification standstill benefit to overdue accounts where a moratorium has been granted and relaxation of the liquidity coverage ratio requirement, among others. The government also announced an economic package that includes direct benefit transfers to individuals in low-income groups, free food-grain distribution, access to credit for small businesses with government guarantee and other policy reforms. It is unclear whether these or future actions will be successful in countering the economic disruption owing to the pandemic. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

The Indian economy has been impacted, and will likely continue to be impacted by this pandemic, with contraction in industrial and services output across small and large businesses in the short to medium term. The contraction in the economy could result in higher level of unemployment and decreases in property prices, among other things. The impact of the Covid-19 pandemic on the Bank’s portfolio remains uncertain and is dependent on the spread of Covid-19, the effectiveness of further steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to return at pre-pandemic levels. It is likely that the rating downgrades, defaults and additions to non-performing loans will increase for the banking system, including us. Considering the current scenario due to Covid-19 pandemic, it is likely that the number of rating downgrades and defaults will be higher for the banking system, including us. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the Indian and the global economy will deepen.

In response to the Covid-19 pandemic, we have taken several steps to ensure continuous monitoring and response to the current situation from the perspective of credit risk management. The outlook and potential risks across industries and sectors in light of the pandemic are continually being reviewed and revised as appropriate. We are conducting ongoing internal monitoring of key economic indicators to facilitate a continuous oversight over the evolving risk landscape. Case-by-case assessments of corporate borrowers have been and will continue to be, carried out to assess the impact of the pandemic situation on the credit risk of these entities. We are in regular contact with corporate borrowers to remain updated with respect to the state of their operations, challenges and potential risks. The Reserve Bank of India announced certain regulatory measures in the wake of the disruptions due to Covid-19 pandemic, including an option of moratorium on payment of principal and interest for certain borrowers, initially until May 31, 2020 and subsequently extended until August 31, 2020. In addition to the internal monitoring and reviews described previously, we are tracking the portfolio relying on the moratorium for any indicative trends. The ongoing monitoring, sectoral reviews and other assessments are being considered while assessing the credit proposals. In our retail portfolio, collections from delinquent customers were affected in the short term due to restrictions on physical movement during lockdown. The Bank has taken steps to move more borrowers to digital payment modes. The proportion of retail borrowers who have availed the moratorium has reduced. The Bank is using advanced analytic tools for pre-delinquency management and has segmented portfolios in various risk segments for differential treatment. Credit risk could also arise from geopolitical events and regional hostilities and could impact our business, operations, reputation and financial condition.

See also “Risk factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain as the situation is still evolving and could adversely affect our business, the quality of our loan portfolio and our financial performance” and “Risk factors—Risks Relating to India and Other Economic and Market Risks—If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.”

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

The Bank has established several levels of credit approval authorities for its corporate banking activities—the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives, Corporate Lending Forum and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, approval under joint authorization framework have been established. These forums sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. We have incorporated control norms, borrower approval norms and review triggers in all such programs. The Corporate Lending Forum, which comprises personnel from business groups and credit risk management group, approves credit proposals for higher rated corporates (internal rating A- and above) and up to a certain exposure limit.

Retail credit facilities are required to comply with approved product policies. All products policies are approved by the Committee of Executive Directors. The individual credit proposals are evaluated and approved by individual officers/forums on the basis of the product policies.

Credit Risk Assessment Methodology for Standalone Entities

All credit proposals other than retail products, program lending, score card-based lending to small and medium enterprises and agricultural businesses and certain other specified products are rated internally by the Credit Risk Management Group, prior to approval by the appropriate forum.

The Credit Risk Management Group rates proposals, carries out industry analysis (through a centralized industry team), tracks the quality of the credit portfolio with regular rating reviews and reports periodically to the Credit Committee and the Risk Committee. The Bank also has a credit monitoring group, which monitors individual accounts on regular basis including stock statements, bank statements, stock audit reports etc. For non-retail exposures, the Credit, Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. We also manage credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Rating-based thresholds, hard limits for group and borrower exposures based on rating and track record and limits on incremental sanctions have also been put in place. Limits on countries and bank counterparties have also been stipulated.

ICICI Bank has an established credit analysis procedure leading to appropriate identification of credit risk both at the individual borrower and the portfolio level. Appropriate appraisal and credit rating methodologies have been established for various types of products and businesses. The methodology involves assessment of quantitative and qualitative parameters. For example, for any large corporate borrower, the rating methodology entails a comprehensive evaluation of the industry, borrower’s business position in the industry (benchmarking), financial position and projections, quality of management, impact of projects being undertaken by the borrower and structure of the transaction.

Borrower risk is evaluated by considering:

•	the risks and prospects associated with the industry in which the borrower is operating (industry risk);

•	the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy (financial risk);

•	the borrower’s relative market position and operating efficiency (business risk);

•	the quality of management by analyzing their track record, payment record and financial conservatism (management risk); and

•	the risks with respect to specific projects, both pre-implementation, such as construction risk and funding risk as well as post-implementation risks such as industry, business, financial and management risks related to the project (project risk).

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. We have a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, form an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses (SMEAG) and certain other specified products. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. We also review the ratings of our borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

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

Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 223.1 billion at year-end fiscal 2020, constituting about 3.2% of our total net loans compared to Rs. 281.8 billion at year-end fiscal 2019, constituting about 4.4% of our total net loans. Our consolidated net loans to accounts internally rated below investment grade (excluding net non-performing and restructured loans) were Rs. 108.2 billion at year-end fiscal 2020, constituting about 1.5% of our total net loans compared to Rs. 134.7 billion at year-end fiscal 2019, constituting about 2.1% of our total net loans.

The appraisal process involves an in-depth study of the industry, financial, commercial, technical and managerial aspects of the borrower. An assessment of the financial requirements of the client is made in order to arrive at the amount of credit to be considered by the Bank. Each credit proposal is thereafter prepared in an appropriate appraisal format and placed before the approving authority as prescribed by the Board of Directors from time to time.

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

We have a framework for the appraisal and execution of project finance transactions. We believe that this framework creates optimal risk identification, allocation and mitigation and helps minimize residual risk. The process involves a detailed evaluation of technical and the financial aspects and the sponsor’s financial strength, based on which, terms and conditions are agreed with the borrower in form of a loan agreement. As a part of this process, we may appoint technical and insurance consultants and legal counsel. Project finance loans are generally fully secured, and cash flows are routed through an escrow account. In some cases, we also take additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project and/or a pledge of the sponsors’ equity holding in the project company. In certain industry segments, we also take security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. Funds are disbursed in tranches towards expenditure for the approved project costs as the project progresses after internal reviews. In case of complex and large value projects, we monitor the project progress with the assistance of consultants. Project completion is considered upon satisfactory commencement of operations of the project. We continue to monitor the credit exposure until loans are fully repaid.

Historically, project financing has constituted a significant portion of our loan portfolio, though we have adopted a cautious and selective approach to project financing since the last few years.

Assessment of Corporate Finance Exposures (Term Loans/Fixed Maturity Loans)

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements, temporary imbalances in liquidity and acquisition finance etc. ICICI Bank’s funding of long-term requirements is assessed on the basis of detailed review of underlying transaction (capex, cash flow mismatch, long term working capital requirements etc.) and an analysis of cash flows. Corporate finance loans can be secured by fixed assets (which normally consists of property, plant and equipment), pledge of financial assets (such as marketable securities or at times non-marketable securities) and we may obtain contractual comforts such as corporate guarantees or personal guarantees from the sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. We also provide unsecured loans to higher rated, well-established corporate borrowers.

The analysis described in “Credit Risk Assessment Methodology for Standalone Entities” is followed for corporate finance products. On a case-by-basis, we may also:

•	carry out a detailed analysis of cash flows to forecast the amounts that will be paid and the timing of the payments based on an exhaustive analysis of historical data and future projections;

•	conduct due diligence on the underlying business systems, including a detailed evaluation of the servicing and collection procedures and the underlying contractual arrangements; and

•	conduct additional review of the legal, accounting and tax issues that may impact the structure.

Our analysis enables us to identify risks in these transactions. To mitigate risks, we use various credit enhancement techniques, such as collateralization, cash collateralization, creation of escrow accounts and debt service reserves. Rating review of these exposure is done based on asset quality review framework of the Bank. CMG team also does regular monitoring of these exposures.

With respect to financing of cross-border corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target’s business profile. The key areas covered in the appraisal process include:

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

Historically, financing of corporate mergers and acquisitions has constituted a significant portion of our loan portfolio, though we have adopted a cautious and selective approach to such financing since the last few years.

Assessment of Working Capital Finance Exposures

We carry out a detailed analysis of borrowers’ working capital requirements. Credit limits are established in accordance with the credit approval authorization approved by the Bank’s Board of Directors. Once credit limits are approved, we may calculate the amounts that can be lent on the basis review of monthly stock statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a regular basis. Credit limits are reviewed on a periodic basis.

Working capital facilities are generally secured by inventories, receivables and other current assets. Additionally, in certain cases, we obtain contractual comforts such as personal guarantees or corporate guarantees sponsors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

Assessment of Retail Loans

The sourcing and approval of retail credit exposures are segregated to achieve independence. The Credit Risk Management Group and Credit and Policy Group are assigned complementary roles to facilitate effective credit risk management for retail loans.

The Credit and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk issues for retail assets including the review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. The Credit Risk Management Group is involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. Independent units within retail banking, focus on customer segment-specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is part of the Credit and Policy Group, is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

Our customers for retail loans are primarily middle and high-income, salaried and self-employed individuals. Except for personal loans and credit cards, ICICI Bank requires a contribution from the borrower and its loans are generally secured by the asset financed.

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to retail borrowers. In making its credit decisions, ICICI Bank draws upon a centralized database on delinquent loans and reports from the credit bureaus to review the borrower’s profile. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, personal loans and auto loans, in order to limit the scope of individual discretion, the Bank has implemented a credit-scoring program that assigns a credit score to each applicant based on certain demographic and credit bureaus variables. The credit score then forms one of the criteria for loan evaluation.

As part of digital credit lending, ICICI Bank has scaled up offerings to bank customers over a period of time. As part of its strategy, the Bank uses multi-dimensional credit filters by using different data-sets to optimize risk. The portfolio level build-up strategy is based on utilizing the pre-approved customer database for sourcing in key retail asset products, namely, personal loans, mortgage loans, auto loans and credit cards, wherein major incremental sourcing is from existing liability customer relationships.

The Bank undertakes portfolio buyouts of receivables arising out of various retail assets products to extend its reach to new customer segments. The portfolio is selected by applying selection filters like tenure, size, loan to value ratio and location, and meeting regulatory requirements with regard to minimum holding period and minimum retention requirement by the seller. The portfolio buyouts are done in the form of direct assignment or by way of investment in pass through certificates. ICICI Bank has lending programs for business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria. The Committee of Executive Directors of ICICI Bank reviews the portfolio on a periodic basis.

We have established centralized operations to manage operating risk in the various back-office processes of our retail loan business, except for a few operations which are decentralized to improve turnaround time for customers. A separate team under the Credit and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank has a debt services management group, which is independent of business group and is structured along various product lines and geographical locations, to manage debt recovery. The group operates under the guidelines of a standardized recovery process.

Assessment Procedures for Small Enterprises Loans

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies. Small enterprise credit also includes financing extended directly to small enterprises as well as lending based on parameterized product based credit facilities, which involves a cluster-based approach wherein a lending programs is implemented for a homogenous group of individuals/business entities, which comply with certain laid-down parameterized norms. Further, Programs can also be made for diverse group of individuals/business entities/industries having common target market norms and go-no-go parameters as approved by the Committee of Executive Directors. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all cases.

ICICI Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer pool and an analysis of the linkages that exist between the vendor or dealer and the company.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to retail customers in the rural sector through programs and direct loans to corporations, small and medium enterprises and intermediaries linked to these entities. The programs offered include lending to farmers for crop cultivation and other allied agricultural activities (in the form of Kisan credit cards and agricultural term loans), farm equipment financing (for purchase of equipment such as tractors and harvesters), lending to self-help groups, loans against gold ornaments and gold coins, commodity based funding, rural business enterprise credit and on-lending to Micro Finance Institutions. We have adopted specific risk assessment methodologies for each of these segments. All the portfolios are regularly monitored and rated by the Risk Management Group as per the Bank’s guidelines.

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

Rural and agriculture credit also includes financing extended on a cluster-based approach in which credit is extended to borrowers that have a homogeneous profile. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. For corporations, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of intermediaries (including vendors, dealers, harvester & transporter, seed organizers, micro-finance institutions) and retail customers is evaluated by analyzing the base credit quality of such borrowers or the pool of borrowers and also the linkages between the borrowers and the companies to which they are supplying their produce.

For loans against gold ornaments and gold coins, the credit norms focus on establishing ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by us. Norms with respect to loan-to-value ratio have been laid down in accordance with regulatory guidelines.

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

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher exposure balances and/or lower credit ratings. For corporate, small and medium enterprises, the Credit Middle-Office Group verifies adherence to the terms of the credit approval prior to disbursement/limit set-up. These borrower accounts are generally reviewed at least once a year.

The Credit Monitoring Group monitors corporate and small and medium enterprise borrower accounts to identify triggers on the basis of account conduct and behavior. These triggers are highlighted to risk and business teams and are included in the appraisal and portfolio review process, which helps to take timely action on the exposures.

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

Under the Bank’s Enterprise Risk Management (ERM) framework, the Bank has defined benchmark vintage curves for delinquencies for key retail products. Actual delinquencies for these products are monitored against these benchmark vintage curves, to enable analysis and directed collection strategies as well as review of origination norms, where required.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. These risks are mitigated by the limits stipulated in the Investment Policy (which includes the Derivatives Policy as an appendix) and Asset Liability Management Policy, which are approved and reviewed by the Board of Directors.

Market Risk Management Procedures

Market risk policies include the Investment Policy (which includes the Derivatives Policy) and the Asset Liability Management Policy. The policies are approved by the Board of Directors. The Asset Liability Management Policy stipulates liquidity and interest rate risk limits and Asset Liability Management Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products and includes the Derivatives Policy which is formulated in line with the comprehensive guidelines issued by Reserve Bank of

India on derivatives for banks. The Derivatives Policy defines the overall framework within which the Bank conducts its derivatives business and controls the risks associated with the same. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate sensitivity gap report is prepared by classifying all rate sensitive assets and rate sensitive liabilities into various time period categories according to contracted/behavioral maturities or anticipated re-pricing date. The difference in the amount of rate sensitive assets and rate sensitive liabilities maturing or being re-priced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. We monitor interest rate risk through the above measures on a fortnightly basis. The duration of equity and interest rate sensitivity gap statements for standalone Bank are submitted to the Reserve Bank of India on a monthly basis. These interest rate risk limits are approved by the Board of Directors/Asset Liability Management Committee. Additionally, for the overseas branches the interest rate gap statements are also submitted to the host regulator based on applicable guidelines. We also monitor sensitivities of our interest rate options portfolio.

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. The Reserve Bank of India has deregulated interest rates on saving account deposits from October 25, 2011. The rate of interest on savings account deposits effective June 4, 2020 offered by ICICI Bank is 3.00% for end-of-day balances of below Rs. 5 million and 3.50% for end-of-day balances of Rs. 5 million and above. We usually borrow for a fixed period, with certain borrowings qualifying as capital instruments having European call options attached to them, exercisable by us only on specified dates, subject to regulatory approvals. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan.

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its rupee denominated floating rate loans with reference to a base rate, called the ICICI Bank Base Rate until March 31,

2016. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities until March 31, 2016 were linked to the ICICI Bank Base Rate and comprised the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time.

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are priced with reference to a Marginal Cost of funds based Lending Rate. Banks are required to publish Marginal Cost of funds based Lending rate for various tenures such as overnight, one month, three months, six months and one year. The Marginal Cost of funds based Lending Rate includes marginal cost of funds, negative carry on cash reserve ratio and operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank Marginal Cost of funds based Lending Rate. As required by the Reserve Bank of India guidelines, we publish the ICICI Bank Marginal Cost of funds based Lending Rate for various tenures on a monthly basis. Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank Marginal Cost of funds based Lending Rate and comprise the ICICI Bank Marginal Cost of funds based Lending Rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its Marginal Cost of funds based Lending Rate, except for certain exemptions. As prescribed in the Reserve Bank of India guidelines, existing borrowers have the option to move to the Marginal Cost of funds based Lending Rate linked loan at mutually acceptable terms. Any change in the Marginal Cost of funds based Lending Rate is generally passed on to borrowers under various facilities at different periodicities of up to one year. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the Marginal Cost of funds based Lending Rate system, would continue to be based on the earlier benchmark rate regimes.

The Reserve Bank of India through its circular dated September 4, 2019 amended the Master Direction – Interest Rate on advances and mandated banks, including us, to link all new floating rate personal or retail loans (e.g., housing, auto) and floating rate loans to micro and small enterprises (MSE) to specified external benchmarks with effect from October 1, 2019. Banks have the option to offer such external benchmark linked loans to other types of borrowers as well. Further, the Reserve Bank of India through its circular dated February 26, 2020 amended the Master Direction – Interest Rate on advances and mandated that all new floating rate loans to the medium enterprises extended by banks from April 1, 2020 shall also be required to be linked to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in every three months. Currently, ICICI Bank links its external benchmark linked floating rate loans to Reserve Bank of India Policy Repo Rate. As a result of the incremental loans to certain categories of borrowers, particularly home loan borrowers, being linked to the Repo Rate, the sensitivity of the net interest income to differential movements in external rates and the Bank’s funding costs have increased substantially. Further, the sensitivity to adverse shifts in interest rates has also increased because the duration of loan portfolio has been reduced (as a result of the interest rate on external benchmark linked loans being reset at least once in every three months, compared to previously resetting interest rates every six months to one year) in comparison to the duration of interest rate bearing liabilities.

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

Almost all foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert the foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and/or by entering into interest rate derivatives whenever required.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2020(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	6,034,323	Rs.	989,716	Rs.	38,422	Rs.	7,062,461
Investments		892,548		1,281,054		2,261,124		4,434,726
Other assets(2)		933,606		190,062		1,050,721		2,174,389
Total assets		7,860,477		2,460,832		3,350,267		13,671,576

	At March 31, 2020(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Stockholders’ equity and preference share capital		—		—		1,229,601		1,229,601
Borrowings		1,326,526		606,946		205,045		2,138,517
Deposits		3,999,973		3,987,844		20,028		8,007,845
Other liabilities		12,228		—		2,384,731		2,396,959
Total liabilities		5,338,727		4,594,790		3,839,405		13,772,922
Total gap before risk management positions		2,521,750		(2,133,958)		(489,138)		(101,346)
Off-balance sheet positions(3)		(178,985)		79,371		76,005		(23,609)
Total gap after risk management positions	Rs.	2,342,765	Rs.	(2,054,587)	Rs.	(413,133)	Rs.	(124,955)

_______________

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavioral study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2020
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	1,212,156	Rs.	3,602,463	Rs.	4,814,620

The following table sets forth, using the balance sheet at year-end fiscal 2020 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2021, assuming a parallel shift in the yield curve at year-end fiscal 2020.

	At March 31, 2020
		Change in interest rates (in basis points)
		(100)		(50)		50		100
		(in millions)
Rupee portfolio	Rs.	(15,490)	Rs.	(7,745)	Rs.	7,745	Rs.	15,490
Foreign currency portfolio		(492)		(246)		246		492
Total	Rs.	(15,982)	Rs.	(7,991)	Rs.	7,991	Rs.	15,982

Based on our asset and liability position at year-end fiscal 2020, the sensitivity model shows that net interest income from the banking book for fiscal 2021 would rise by Rs. 16.0 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2021 would fall by an equivalent amount of Rs. 16.0 billion.

The impact of changes in interest rates on net interest income has increased as compared to the previous year due to an increase in liquidity maintained by the Bank as a result of the prevailing market conditions caused by the Covid-19 pandemic. In addition, the impact of changes in interest rates on net interest income also increased due to the mandate by the Reserve Bank of India to link certain categories of loan to external benchmarks.

Based on our asset and liability position at year-end fiscal 2019, the sensitivity model showed that net interest income from the banking book for fiscal 2020 would rise by Rs. 8.6 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2020 would fall by an equivalent amount of Rs. 8.6 billion.

Sensitivity analysis, which is based upon a static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2020 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2020
		Change in interest rates (in basis points) - Rupee
		Portfolio Size		(100)		(50)		50		100
		(in millions)
Indian government securities	Rs.	202,125	Rs.	4,900	Rs.	2,467	Rs.	(2,467)	Rs.	(4,900)
Rupee corporate debt securities		152,301		906		454		(453)		(902)
Total	Rs.	354,426	Rs.	5,806	Rs.	2,921	Rs.	(2,920)	Rs.	(5,802)

	At March 31, 2020
		Change in interest rates (in basis points) – Foreign Currency
		Portfolio Size		(100)		(50)		50		100
		(in millions)
Foreign government securities	Rs.	26,556	Rs.	26	Rs.	13	Rs.	(13)	Rs.	(26)
Foreign currency corporate debt securities		3,030		230		115		(115)		(230)
Total	Rs.	29,586	Rs.	256	Rs.	128	Rs.	(128)	Rs.	(256)

At year-end fiscal 2020, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 384.0 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 6.0 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 6.0 billion. At year-end fiscal 2019, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 259.8 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 4.7 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 4.7 billion.

The total outstanding notional principal amount of our trading interest rate derivatives portfolio increased from Rs. 17,938.6 billion at year-end fiscal 2019 to Rs. 18,923.2 billion at year-end fiscal 2020. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 3,761.7 million. The total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross-currency interest rate swaps) decreased from Rs. 1,159.2 billion at year-end fiscal 2019 to Rs. 1,143.2 billion at year-end fiscal 2020. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 3.0 billion. The total outstanding notional principal amount of our trading foreign exchange portfolio increased from Rs. 4,337.6 billion at year-end fiscal 2019 to Rs. 7,172.8 billion at year-end fiscal 2020. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 227.4 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2020, we had a total equity investment portfolio of Rs. 160.1 billion, primarily comprising Rs. 43.8 billion of investments by ICICI Bank and Rs. 112.9 billion of investments by our insurance subsidiaries. During fiscal 2020, ICICI bank made an investment of Rs. 10.0 billion in equity shares of a domestic commercial bank under the scheme of reconstruction by Reserve Bank of India. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. These other equity investments are acquired primarily from loan conversion and also include investment in unlisted equity which are long-term in nature. We also invest in private equity funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group for fiscal 2020.

	High	Low	Average	At March 31, 2020
	Rs. in million
Value-at-risk	118.7	0.5	42.8	25.4

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2020, hypothetical loss exceeded the value-at-risk estimates for twelve days for the equities portfolio of the proprietary trading group. An analysis of these outliers revealed that the loss occurred on the day when actual movement in the stocks for the day was more than the scenario used to compute value-at-risk for the day.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2020.

	Average	At March 31, 2020
	Rs. in million
Hypothetical daily profit(loss)	(1.9)	(16.9)
Value-at-risk	42.8	25.4

The high and low hypothetical daily profit/(loss) during fiscal 2020 were Rs. 83.5 million and Rs. (136.6) million respectively.

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

Exchange Rate Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market accounting. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating foreign exchange overnight and intra-day position limits, daily/quarterly/yearly cumulative stop-loss limits and engaging in exception reporting.

The Bank offers foreign currency-rupee options for hedging foreign currency exposures including hedging of balance sheet exposures to the users which include banks and corporate clients. All the options positions are maintained within the limits specified in the Investment Policy. The trading activities in the foreign currency markets expose us to exchange rate risks. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Board and intra-day foreign exchange position limits.

Considering a 1% appreciation in each of the foreign currencies against the respective base currency, the impact of revaluation of the foreign currency positions would be a decrease by Rs. 56.8 million at year-end fiscal 2020 compared to an increase by Rs. 26.7 million at year-end fiscal 2019. Considering a 1% depreciation in each of the foreign currencies against the respective base currency, the impact of revaluation of the foreign currency positions would be an increase by Rs. 56.8 million at year-end fiscal 2020 compared to a decrease by Rs. 26.7 million at year-end fiscal 2019. The above numbers are without any netting benefit across base currencies. We also monitor sensitivities of our currency options.

Derivative Instruments Risk

The Bank offers various derivative products, including options and swaps, to clients for their risk management purposes. Profits or losses on account of market movements on these transactions are borne by the clients. For the transactions which are not covered in the interbank market, the Bank runs open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision, discussion paper issued by the Reserve Bank of India and guidelines issued by overseas regulators, certain derivative transactions are subject to margin reset and consequent collateral exchange in accordance with Credit Support Annex. The Bank settles certain derivative transactions through Clearing Corporation of India Limited and posts collateral in line with the margin regulations stipulated by Clearing Corporation of India Limited.

The Bank also enters into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange risk and also engages in trading of derivative instruments on its own account.

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

The following table sets forth, using our held-for-trading portfolio at year-end fiscal 2020 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2020
		Change in credit spread (in basis points)
		Portfolio Size		(100)		(50)		50		100
		(in millions)
Corporate debt securities	Rs.	155,016	Rs.	1,117	Rs.	560	Rs.	(559)	Rs.	(1,114)

At year-end fiscal 2020, our held-for-trading debt securities portfolio (excluding government securities) was Rs. 155.0 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.1 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.1 billion. At year-end fiscal 2019, our held-for-trading debt securities portfolio (excluding government securities) was Rs. 130.1 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.4 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.4 billion.

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

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the interbank market on a short-term basis. The overnight market, which is a significant part of the interbank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the Asset Liability Management Policy stipulates limits for borrowing and lending in the interbank market.

For our overseas branches, the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies are targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and interbank bilateral loans. The Bank also raises refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes deposits liabilities, in accordance with the regulatory framework in place in the respective host country.

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. As stipulated by the regulator, banks in India are required to maintain statutory liquidity ratio at a level of 18.25% at March 31, 2020 of their net demand and time liabilities in India and cash reserve ratio at a level of 3.0% of their net demand and time liabilities in India. In December 2018, in order to align the statutory liquidity ratio with the liquidity coverage ratio requirement, the Reserve Bank of India announced reduction in the statutory liquidity ratio by 0.25% every calendar quarter until the statutory liquidity ratio reaches 18% of net demand and time liabilities. The first reduction of 0.25% took effect in the quarter commencing January 2019. In order to address the stress in financial conditions caused by Covid-19 pandemic, the Reserve Bank of India on March 27, 2020 announced reduction in the required cash reserve ratio by 100 basis points to 3.0% of net demand and time liabilities with effect from the reporting fortnight beginning March 28, 2020 for a period of one year ending on March 26, 2021. The Bank generally holds additional securities over and above the stipulated level. The Bank is subject to a liquidity coverage ratio requirement as per the Reserve Bank of India guidelines. As per Reserve Bank of India guidelines, a liquidity coverage ratio is applicable to Indian banks on a consolidated basis. Effective from January 1, 2019, banks in India were required to maintain a liquidity coverage ratio at a minimum of 100.0%. In order to accommodate the burden on banks’ cash flows caused by the Covid-19 pandemic, during April 2020, the Reserve Bank of India permitted banks to maintain liquidity coverage ratio at 80.0% with effect from April 17, 2020. This requirement will be gradually restored in two phases, to 90.0% by October 1, 2020 and to 100.0% by April 1, 2021. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities, in excess of mandatory statutory liquidity ratio, specified portion of government securities held by the bank within the mandatory statutory liquidity ratio requirement in the form of facility to avail liquidity for liquidity coverage ratio and marginal standing facility, and better-rated corporate bonds.

As of March 31, 2020, out of the statutory liquidity ratio requirement of 18.25% of net demand and time liabilities in India, 17.5% (14.5% for securities eligible for the Facility to Avail Liquidity for Liquidity Coverage Ratio, and 3.0% for securities eligible for the marginal standing facility) is counted towards the high quality liquid assets under the liquidity coverage ratio. In April 2019, the Reserve Bank of India permitted banks to include an additional 2.0% government securities as level one high quality liquid assets, to be introduced in four phases of 50 basis points increase each between April 4, 2019 to April 1, 2020. In order to address the stress in financial conditions caused by Covid-19 pandemic, during March 2020, the Reserve Bank of India increased the limit of securities eligible for the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities, with effect from March 27, 2020 until June 30, 2020. The Reserve Bank of India through its notification dated June 26, 2020, further decided to extend this enhanced limit till September 30, 2020.

During fiscal 2020, the Bank maintained a liquidity coverage ratio above the stipulated level. The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. This guideline ensures a reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100.0% on an ongoing basis. As per circular dated November 29, 2018, these guidelines will be applicable for Indian banks at the individual as well as consolidated level effective April 1, 2020. However, the Reserve Bank of India on March 27, 2020 decided to defer the implementation of net stable funding ratio guidelines by six months. Thus, these guidelines will now come into effect from October 1, 2020.

With respect to our overseas branches, given the stress on financial conditions arising from Covid-19, regulators in some of geographies such as Hong Kong, South Africa and Bahrain eased the requirement in maintenance of some of the liquidity related regulatory requirements.

We have a Board approved liquidity stress testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 30 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that we could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2020, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom has diverse sources of liquidity to allow for flexibility in meeting funding requirements. It raises funding through wholesale and retail sources. Wholesale sources comprise issuance of bonds through a Medium Term Note Program, bilateral and club loans and, short term borrowings through interbank money market, bankers’ acceptances and repo channels. It also raises funding through eligible central bank facilities. In the retail segment, it offers current and savings deposits products through its branch network as well as savings deposits through its internet platform. A buffer of high quality liquid assets/central bank reserves is maintained against these deposits. Our subsidiary in Canada is funded through diversified funding sources from retail as well as wholesale sources such as borrowings through securitization of insured mortgages across tenor buckets.

The Prudential Regulation Authority issued a policy statement on Capital Requirements Directive IV: Liquidity Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain liquidity coverage ratio calculated, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014 at 100.0% as Pillar 1 liquidity requirements. Thereafter, the Prudential Regulation Authority has adopted a Pillar 2 approach for liquidity requirements, in which banks are required to hold high quality liquid assets for specified risks, which are not captured in liquidity coverage ratio. In addition, banks are also required to have an Internal Liquidity Adequacy Assessment Process document outlining its liquidity and funding management and stress testing framework. ICICI Bank UK PLC maintained liquidity coverage ratio above the stipulated level during fiscal 2020 and complied with Pillar 2 liquidity requirements specified by Prudential Regulation Authority. It has an Internal Liquidity Adequacy Assessment document, which is approved by its Board of Directors, which outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK PLC, at least on monthly basis. ICICI Bank UK PLC has complied with these requirements throughout fiscal 2020.

In 2014, The Office of Superintendent of Financial Institutions revised the Liquidity Adequacy Requirements to incorporate liquidity coverage ratio requirements for banks in Canada. Liquidity coverage ratio guidelines were revised with enhancements mainly in deposit run-off factors and classification of deposits for implementation from January 1, 2020. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100.0%. On March 27, 2020, the Office of the Superintendent of Financial Institutions communicated to all federally regulated deposit taking institutions that such institutions may use their stock of unencumbered high quality liquid assets as a defense both against the potential onset of liquidity stress and during a period of liquidity stress, thereby falling below 100%, as maintaining the liquidity coverage ratio at 100% under such circumstances could produce undue negative effects on the institution and other market participants. At March 31, 2020, ICICI Bank Canada maintained liquidity coverage ratio above the regulatory minimum of 100%. The Office of Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2020.

In addition, Net Cumulative Cash Flow information on a monthly basis is shared with the Office of Superintendent of Financial Institutions consisting details of maturity pattern of assets and liabilities and net cash flows. The Net Cumulative Cash Flow guidelines were revised with enhancements mainly in deposit run-off factors and classification of deposits for implementation from January 2020.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups to improve internal controls. The Board has constituted an Operational Risk Management Committee for analyzing and monitoring the risks associated with the various business activities of the Bank. The principal objective of the Committee is to mitigate operational risk within the Bank by creation and maintenance of explicit operational risk management process. The Operational Risk Management Committee reviews the risk profile of various functions, the tools used for management of operational risk and implementation of the operational risk management policies as approved by the Board. The Board has also approved a framework for approval of all products/processes, which requires all processes pertaining to products or product variants to be assessed from an operational risk perspective by the Process Approval Committee.

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

Based on the Group Operational Risk Management Policy approved by the Board, each of the banking subsidiaries, local management is responsible for implementing operational risk management framework through the operational risk management policy approved by their respective Boards.

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

The Bank has put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions and for the sale and servicing of third party products. Amendments to these manuals are implemented through circulars, which are accessible to branch employees on the intranet. The branches are complemented by the product and sales teams. The banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures. There are also adequate safeguards in the sale of third party products to check that the prescribed sales guidelines are adhered to. Transactions over a specified limit are subjected to enhanced scrutiny to identify or detect potential money laundering. The adherence to the processes and guidelines by the branches is overseen through risk monitoring, concurrent audits and internal audits.

The Bank’s rural and inclusive banking activities cater to the financial requirement of customers residing in rural and semi-urban locations. The services are offered through the designated branches of the Bank and there are well-defined products, sales and credit structure for customer sourcing and servicing. Activities pertaining to rural banking are supported by regional/centralized processing centers. The Bank through the empaneled Business Correspondents facilitates the enrollment of beneficiaries under various government social schemes, including financial inclusion.

In addition, there are various pre-defined tasks being performed by independent teams or external agencies which review the process and service quality such as hind-sighting, quality of commodities pledged, title of the land considered as collateral, etc.

Operational Controls and Procedures in the Regional Processing Centers and Central Processing Center

The Bank has designated regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing check clearing and remittances, outstation check collections, opening of deposit accounts, opening of depository accounts and processing account servicing required for changes/modification in an existing account. Further, there are designated currency chests and cash processing centers located in various cities across India, which caters to the cash requirements of branches and ATMs.

The Bank has centralized processing centers in two different locations, processing transactions, dispatch of physical deliverables like cards, check books, account statements, issuance of passwords for credit/debit cards and internet banking customers etc. Centralized processing centers also manage the activities like electronic payments, activation of new accounts opened and account servicing.

Operational Controls and Procedures in Retail Asset Operations

The Bank has designated decentralized asset processing centers located at various cities across the country. These decentralized asset processing centers engage in activities of loan disbursement and repayments.

The Bank has central asset operation units located in four different cities. These central units support operations relating to retail asset products across the country and carry out activities like loan accounts maintenance, issuance of credit card or prepaid card, accounting and reconciliation, and repayment management activities for all retail asset products.

Operational Controls and Procedures in Treasury

The Bank has put in place internal controls with respect to its treasury operations, which include the segregation of duties between treasury front-office and treasury control and services group, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal size limits and product-wise limits. In order to mitigate the potential risk of mis-selling, if any, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Treasury Control and Services Group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted independently in respect of treasury operations on a periodic basis. The control structure in treasury operations is designed to prevent errors and potential fraud and provide early warning signals.

Operational Controls and Procedures for Wholesale and Transaction Banking

Wholesale Banking is also organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the credit risk management group. The legal group provides the loan, security and related documents in accordance with the sanction terms. The Credit Middle Office Group conducts verification and scrutiny of the loan documents vis-à-vis sanction terms, monitoring important covenants of the terms of sanction to mitigate post-approval risks and adherence to the terms of approval by periodically publishing compliance monitoring reports. The Bank has set up a credit monitoring group in order to strengthen the ability to develop early warning mechanisms for management and full-scale monitoring across the life time of the loans. The key processes and their ownership are documented through process notes which are reviewed periodically.

Transaction banking products and services are offered through identified transaction banking and retail banking branches, which are spread across all major business centers throughout the country. The transaction banking branches are led by regional heads, who are experienced commercial bankers. The transactions initiated at these branches are processed by independent and centralized operation units responsible for the execution of trade finance, cash management and general banking transactions.

Operational Controls and Procedures for Internet Banking

The Bank has put in place authentication and authorization controls for transactions through online/internet banking. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network-level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers. In addition to login password, transactions including registration of payees for online remittances are required to be authorized with random grid value authentication (a grid is a set of numbers printed on the reverse side of the debit card) or a one-time password (OTP). Additionally, OTP authentication is required where a change in the customer’s device fingerprint is identified. The e-commerce transactions carried out through credit cards also required a second factor authentication through an OTP. The OTPs and alerts on transactions in the account are sent to the customer’s mobile number registered with the Bank.

The Bank has put in place adequate authentication and authorization controls for transactions through the iMobile application. The iMobile infrastructure is secured through the multi-layer information security controls, including HTTPS/TLS encryption throughout the session and details stored in encrypted DB format. These are supplemented by periodic security audits, application penetration tests, security vulnerability test and network penetration/ application spoofing test. Customers can activate the iMobile app only on their registered mobile number. A Single User Single Device (SUSD) limit is also in place, so a customer can download the app only on one handset at a time. At the time of activation, user identity and password or digital code/pin and grid card authentication are accepted as two-factor authentication. For transactions, user identity and password or digital code/pin and device identity are accepted as two-factor authentication. The controls applicable in internet banking transactions for registering a payee, alerts to the customers’ mobile number, etc. are also followed for mobile banking transactions.

To create awareness among customers about phishing, vishing and other internet-related frauds, the Bank regularly sends communications to customers.

Information technology risk

The Bank has a governance framework for information security with oversight from the Information Technology Strategy Committee which is a Board-level Committee chaired by an Independent Director. The security strategy at the Bank is based on the principle of defense in depth and the IT risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In the endeavor towards providing high availability and continuity of services to its customers, including high availability of customer-facing IT systems, the Bank has a Board-approved Business Continuity Management Policy which also includes the Disaster Recovery Policy for recovery of its IT systems in the event of any disaster or contingency. In addition to the Information Security Policy, the Bank also has a Board approved Cyber Security Policy which incorporates a cyber-crisis management plan. The Bank also conducts vulnerability assessment and penetration testing periodically to mitigate the risk that may arise from security vulnerabilities.

The cyber security threat landscape for banks and financial institutions globally is constantly evolving and threats such as phishing, distributed denial of service attacks, leakage of sensitive data, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are currently prevalent across the world.

Moreover, to enhance customer trust, the Bank has 24x7 monitoring and surveillance of systems by Security Operations Centre and IT Command Center (which includes Network Operation Center) supported by the resilience in the design, redundancy at every layer in Bank’s IT infrastructure (servers, storage and network). The Bank has processes for change management, identity management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at a remote location, which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed at the time of introducing new applications. Based on the changing threat landscape, the Bank has procured a Cyber Insurance Policy, which is reviewed and renewed every year and new risk areas are included if deemed necessary. Because data protection is important, critical and vital, data leakage/loss prevention system is in place which consists of three verticals and many policies in order to protect confidential data at endpoint, network and storage level. The Bank also has in-house ethical hacking (red teams) to continuously test banking applications for vulnerabilities or security flaws. The Bank undergoes multiple assessments of its security by internal and external auditors, through specific thematic assignments and regulators to continuously check its security posture and strengthen its controls.

The Bank conducts and participates in cybersecurity drills to continuously fine tune its response mechanisms. The Bank runs frequent awareness campaigns for employees through mails, screen savers, etc., and conducts internal simulation exercises to ensure high levels of employee awareness on information security.

Business Continuity During Covid-19 Pandemic

In response to the Covid-19 pandemic, various measures have been taken by the Bank to continue our service without interruption and to ensure the safety of our employees. These include splitting the teams where the employees are required to attend offices and branches on a rostering basis, allowing work from home to the extent possible and housing employees in critical roles at multiple hotels near office. The employees attending offices are required to follow the safety practices (e.g., usage of mask, sanitizers, temperature scanning) and social distancing norms. The meetings within the Bank and with the customers are mostly carried out through web-based conference platform.

The customers visiting the branches are also required to ensure wearing of masks, use of sanitizers and adherence to the social distancing guidelines. The customers are continuously engaged through various communications to use the digital services of the Bank. Most of the branches and ATMs of the Bank are functional, except a few which are closed due to local authority guidelines.

With work from home approach being followed by a sizable number of employees during this period, the Bank has ensured that appropriate information security controls are implemented. The devices for work from home are connected through a secured Virtual Private Network (VPN), with two factor authentication. There has been a continuous thrust on management and monitoring of the critical services required for IT infrastructure and related activities. A continuous risk assessment is in progress for augmenting security controls to take swift action in an effort to curb any loophole and potential threats in the current working arrangement. Further, detailed advisories have also been issued on Do’s and Don’ts for employees to follow when they work from home. This is also supplemented with regular communication on information security best practices. Additionally, monitoring parameters have also been configured on the Bank’s 24x7 security operation center to continually monitor logs pertaining to work from home access of employees and generate alerts in case of any unusual events.

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

Implementation of these guidelines includes the formulation of a Group Anti-Money Laundering Policy with the approval of the Board of Directors of the Bank which also covers the overseas branches; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework, appointment of a senior level officer as the principal officer who has the day-to-day responsibility for implementation of the Anti-Money Laundering Framework; implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and to creating customer awareness on this subject.

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

The Bank has a Group Anti-Money Laundering policy which requires the non-banking and banking subsidiaries to formulate Anti-Money Laundering policies in line with their respective regulatory requirements.

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

In December 2017, the Bank received three notices from Unique Identification Authority of India for non-compliance of guidelines under Aadhaar (Authentication) Regulations, 2016. The key non-compliance stated in the notices included obtaining universal consent from customers for use of Aadhaar details of customers to authenticate the customer with Unique Identification Authority of India in respect of all products and services offered by its Group companies even if these products and services are not availed/intended to be availed by the customers, sharing of Aadhaar details between the Bank and the group companies, over-writing of customers’ previous bank account with ICICI Bank which results in transfer of various Aadhaar-linked subsidies to the customer’s account with the Bank, and non-conformity with standard application programming interfaces and specifications laid down by Unique Identification Authority of India and Aadhaar (Authentication) Regulations, 2016. The Bank has since responded to the notices and is awaiting further communication from Unique Identification Authority of India in this regard.

The Directorate of Enforcement has issued six show-cause notices against ICICI Bank and certain other entities and persons alleging certain violations under Foreign Exchange Management Act, 1999 mainly pertaining to the sale of foreign exchange travel cards to travellers. In two of these matters, the Enforcement Directorate has imposed penalties both on ICICI Bank and one of its employee for Rs. 0.8 million and Rs. 0.05 million respectively. ICICI Bank is in the process of filing an appeal against both the aforementioned orders before Appellate Tribunal for Foreign Exchange. In four other matters, the proceedings are underway.

In July 2019, several banks, including ICICI Bank received a show cause notice under Prevention of Money Laundering Act, from Financial Intelligence Unit, India for deficiencies in respect of Cross Border Wire Transfer Reports submitted by banks. The Bank has responded to the notice. Subsequently, the Financial Intelligence Unit has directed the Bank to review and re-submit the reports, because deficiencies were observed. The Bank is in the process of re-submitting the reports.

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

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. An assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once in three years. The processes within Internal Audit Group are certified under ISO 9001-2015.

The Internal Audit Group has adopted a risk-based audit methodology in accordance with the Reserve Bank of India guidelines. The risk-based audit methodology is outlined in the Internal Audit Policy. An annual risk-based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk-based audit plan. Resources required for implementing the risk-based audit plan are also approved by the Audit Committee.

The Internal Audit Group also has a dedicated team responsible for information technology and information security (including cybersecurity) audits. The annual audit plan covers various components of information technology including applications, infrastructure, information technology governance/risk management and information technology general controls. Cybersecurity is a key focus area for audit, and activities undertaken by the information security function are also subjected to audit.

The Reserve Bank of India requires banks to have a process of concurrent audits of risk sensitive areas identified as per specific business models. Centralized Processing Centres are required to be under purview of concurrent audit. The coverage of branches/business areas under purview of concurrent audit and scope of work to be entrusted to concurrent auditors are required to be approved by the Audit Committee. In compliance with the requirements, the Internal Audit Group has formulated an approach for concurrent audit covering pan India review of high risk financial transactions originated by domestic retail liability branches. Additionally, domestic retail liability branches having high volume of high risk financial transactions would be under purview of onsite concurrent audit. Various other areas including treasury related functions are also under purview of concurrent audit. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. High risk areas at information technology data center and some of the head office functions are also under purview of concurrent audit. The details of the concurrent audit coverage are outlined in the annual risk-based audit plan, approved by the Audit Committee.

The audit of overseas banking subsidiaries and domestic non-banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries. These audit teams functionally report to the Audit Committees of the respective subsidiary and to the Internal Audit Group. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of internal auditors in India.

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the enforcement of collateral, creates legal risk.

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk with the Legal Group providing legal, security or other documentation, identifying, mitigating and advising on legal risks for our transactions, products and services, assessing legal compliance requirements of the various business, operations and other functions, assessing legal cases or claims against the Bank for provisioning (when case or claim assessed as probable) and reporting as part of contingent liabilities in the financial statements (when case or claim assessed as possible), employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”, and “—Legal and Regulatory Proceedings”.

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

We have therefore adopted an appropriate framework for compliance, by formulating the Group Compliance Policy, which is approved by the Board of Directors and is reviewed from time to time. The Group Compliance Policy outlines a framework for identification and evaluation of the significant compliance risks, on a consolidated basis.

Risk Management in Certain Subsidiaries

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

ICICI Bank UK has a Board approved Internal Liquidity Adequacy Assessment process document, which outlines the liquidity management process of ICICI Bank UK. ICICI Bank UK uses various tools for measurement of liquidity risk including the statement of structural liquidity, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios. ICICI Bank UK maintains high quality liquid assets to comply with the liquidity coverage requirements stipulated by the Prudential Regulation Authority.

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

ICICI Bank UK’s Conduct Risk Appetite Framework is approved by the Board of ICICI Bank UK and reviewed and approved on an annual basis by the Board Conduct Risk Committee. ICICI Bank UK’s Conduct Risk Appetite is closely aligned to the FCA requirements and expectations. It balances the need of all stakeholders by acting as both a governor of risk and driver of current and future business strategy, with particular focus on delivering fair outcomes to the customers of ICICI Bank UK. ICICI Bank UK has also established a Conduct Risk Policy, which is aligned with the Conduct Risk Appetite Framework and ensures that effective governance arrangements are in place for managing and monitoring conduct risk exposure of ICICI Bank UK.

ICICI Bank UK has implemented an integrated approach to security and made significant progress in enhancing its information security governance through monitoring at the Information Security Committee. Additionally, periodic presentations are given to the Board Risk Committee on cyber threat landscape and the measures taken by ICICI Bank UK to mitigate cyber security risks and threats. These include periodic vulnerability and penetration testing, application security life cycle assessment, information security awareness programs and cyber incident management. During the year, ICICI Bank UK renewed its “Cyber Essentials” certificate and badge which demonstrated that ICICI Bank UK’s information security processes and procedures meet the UK baseline standards.

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

The Risk Committee has delegated operational responsibility for management of operational risk to the Non-Financial Risk Committee under the Management Committee. The Non-Financial Risk Committee is responsible for managing operational risks in the day-to-day operations of ICICI Bank Canada, Fraud Risk and Compliance-related risk. The Non-Financial Risk Committee under the oversight of Management Committee reviews the Operational, Compliance and Fraud Risk Management implementation and risk profiles on a monthly basis.

Canada experienced market-wide liquidity tightening and higher volatilities in the fixed income and foreign exchange markets at the beginning of the pandemic. ICICI Bank Canada observed higher than usual drawdowns in its undrawn revolver portfolio and higher collateral posting requirements with foreign exchange swap counterparties due to currency price movements. ICICI Bank Canada proactively maintained higher liquid assets and took all internal approvals for participation in Bank of Canada’s standing term liquidity facility for liquidity requirements towards unforeseen contingency events.

Following the outbreak of the Covid-19 pandemic, our overseas banking subsidiaries have conducted detailed reviews of their portfolios as well as their underwriting norms. While these subsidiaries have made additional Covid-19-related provisions in fiscal 2020, the extent of impact of the pandemic on their loan portfolios is uncertain. The pandemic and its economic impact are likely to negatively impact growth and profitability in these subsidiaries.

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

ICICI Securities Primary Dealership has an internal Risk Management Committee and Information Technology Strategy which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management and Information Technology Strategy Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and overseeing adherence to the risk and investment limits set by its Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Company also has a Reputation Risk Committee. The Board, on the recommendation of Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational risks including information and cybersecurity risk. The risk policy sets out the governance structure for risk management in ICICI Prudential Life Insurance Company.

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

The Executive Risk Committee, which comprises senior management, is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties by guiding, coordinating and overseeing compliance with the risk management policies and, in particular, is responsible for the approval of all new products launched by ICICI Prudential Life Insurance Company. The Reputation Risk Committee assists the Board Risk Management Committee in management of reputation risk.

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

A detailed assessment of the impact of the Covid-19 pandemic on the risk profile of the Company, including stress testing of various risks on the solvency position was conducted to ensure that ICICI Prudential Life Insurance Company would be able to meet its liabilities as they fell due under a wide range of scenarios of evolution of the epidemic. The Company would continue to closely watch the evolving situation for appropriate risk mitigation and management.

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its total investment assets as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance Company seeks to diversify its insurance business across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance Company focuses on achieving a balance between the corporate and retail business mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance Company has a risk retention and reinsurance policy whereby tolerance levels are set as per risk and on a per event basis. ICICI Lombard General Insurance Company also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the Company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India. As per the Insurance Regulatory and Development Authority of India’s Investment Regulations, the Company is required to invest a certain portion of its investment assets in central government securities and state government securities/loans. The regulations also have a stipulation to invest in AAA or equivalent rating debt instruments. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single non-government issuer is restricted to maximum 5.0% of the total investment assets, by cost. The regulatory stipulation for such exposure is capped at 10.0% of the investment assets. The Company invests a minimum of 5.0% of its investment assets in money market instruments to ensure adequate liquidity in the investment portfolio.

ICICI Lombard General Insurance Company would continue to closely watch the evolving situation for appropriate risk mitigation and management.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2020.

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

There are inherent limitations to the effectiveness of any system, especially of disclosure controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast-changing environment or when entering new areas of business or expanding geographic reach or deploying emerging technologies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2020 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2020. Effectiveness of our internal control over financial reporting at year-end fiscal 2020 has been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm, as stated in their attestation report, which is included herein. See also “—Legal and Regulatory Proceedings”.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio increased by 8.5% from Rs. 6,814.4 billion at year-end fiscal 2019 to Rs. 7,393.6 billion at year-end fiscal 2020. At year-end fiscal 2020, approximately 81.7% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2016		2017		2018		2019		2020		2020
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	2,153,561	Rs.	2,446,478	Rs.	2,924,289	Rs.	3,578,558	Rs.	4,053,805	US$	53,771
Rupee		1,895,734		2,259,184		2,735,592		3,330,733		3,821,242		50,686
Foreign currency(2)		257,827		187,294		188,697		247,825		232,563		3,085
Commercial(3)		2,944,355		2,906,744		3,018,836		3,234,407		3,338,913		44,289
Rupee		1,631,734		1,729,028		1,971,895		2,243,023		2,221,253		29,464
Foreign currency		1,312,621		1,177,666		1,046,941		991,384		1,117,660		14,825
Lease financing		—		—		1,137		1,418		910		12
Rupee		—		—		—		—		—		—
Foreign currency		—		—		1,137		1,418		910		12
Gross loans		5,097,916		5,353,222		5,944,262		6,814,383		7,393,628		98,072
Rupee		3,527,468		3,988,261		4,707,487		5,573,756		6,042,495		80,150
Foreign currency		1,570,448		1,364,961		1,236,775		1,240,627		1,351,133		17,922
Total gross loans		5,097,916		5,353,222		5,944,262		6,814,383		7,393,628		98,072
Allowance for loan losses		(160,625)		(200,049)		(275,720)		(344,766)		(331,167)		(4,393)
Net loans	Rs.	4,937,291	Rs.	5,153,173	Rs.	5,668,542	Rs.	6,469,617	Rs.	7,062,461	US$	93,679

_______________

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 36.2 billion at year-end fiscal 2020.

(3)	Includes builder financing and dealer financing.

Our gross rupee loans increased from Rs. 5,573.8 billion constituting 81.8% of our total gross loans at year-end fiscal 2019 to Rs. 6,042.5 billion constituting 81.7% of our total gross loans at year-end fiscal 2020 primarily due to an increase in consumer loans and credit card receivables portfolio. Our gross foreign currency loans increased from Rs. 1,240.6 billion, constituting 18.2% of our total gross loans at year-end fiscal 2019 to Rs. 1,351.1 billion, constituting 18.3% of our total gross loans at year-end fiscal 2020 primarily due to exchange rate movement. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

At year-end fiscal 2020, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.0% to 2.5% of our assets. We had outstanding cross-border loans to U.S. and United Kingdom borrowers amounting to between 0.4% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of project and corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables and loans to higher-rated corporate borrowers. For loans which are secured, we generally stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— If the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewelry. The Reserve Bank of India, through a guideline, has capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million. Further, the Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 75% for non-agricultural loans secured by gold ornaments and jewelry.

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

For other secured consumer loans, such as loans against property and property overdrafts, we generally require collateral of 125.0% of the loan amount at origination.

Commercial loans

The Bank generally requires collateral at origination for commercial loans. We may also extend unsecured facilities in certain circumstances. Such circumstances may include working capital limits outside consortium, short term requirements of the borrower, regulatory norms/restrictions on taking security and facilities where adequate structural comforts are available to mitigate the envisaged credit risks and retail loans such as credit cards and personal loans. We also provide unsecured loans to higher rated, well-established corporates. The collateral for project and other corporate loans are usually immovable assets which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor, except for projects such as road/airport and other concession based projects. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. Security interests upon immovable property are generally required to be registered with the relevant Sub-Registrar in terms of the Registration Act, 1908. This registration amounts to a constructive public notice of the security interests. We may also take security of a pledge of financial assets like marketable securities, and obtain corporate guarantees and personal guarantees and sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The Bank generally requires collateral value at 150.0% of the outstanding loan amounts for loans to real estate companies and lease rental discounting facilities. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers. Further, the Bank has also laid down limits for unsecured exposures which restrict the exposure to unsecured facilities.

For working capital facilities, the current assets of borrowers are generally taken as collateral. Each borrower is required to declare the value of current assets periodically. The borrower’s credit limit is subject to an internally approved ceiling that applies to all borrowers. We calculate a borrower’s credit limits as a certain percentage of the value of the collateral, which is intended to provide us with an adequate margin, should the borrower default.

Additionally, in some cases, we may take further security on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. We also accept post-dated checks or cash (by way of term deposits of the Bank duly lien marked our favour) as additional comfort for the facilities provided to various entities.

The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property and immovable property held as collateral is updated annually, subject to regulatory guidelines. For commercial and industrial properties, the Bank obtains a valuation report at least once every two years. However, in the following scenario the Bank obtains the valuation report on annual basis:

•	The borrower has been classified as non-performing asset or red flagged account, and

•	The outstanding balance exceeds Rs. 500 million, and

•	The Bank is the sole lender, the lead bank in the consortium or the largest lender in a multiple banking arrangement.

In the case of lending under consortium banking arrangement, a valuation report is obtained as per the timelines stipulated by the lead bank.

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

Separately, in India, foreclosure on collateral of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. The Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, allows the lenders to resolve non-performing assets by granting them greater rights as to enforcement of security, including over immovable property and recovery of dues, without reference to the courts or tribunals. However, the process may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntarily winding up.

The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed borrowers. In August 2017, the Reserve Bank of India identified additional borrowers and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The banks have referred several of these accounts to the National Company Law Tribunal under the Insolvency and Bankruptcy Code during fiscal 2018. Further, the Reserve Bank of India introduced a new framework for the resolution of stressed assets in February 2018 by which banks were required to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders was Rs. 20.0 billion or more, and failing which the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. However, this framework was struck down as ultra vires by the Supreme Court. Subsequently, on June 7, 2019, the Reserve Bank of India issued a fresh framework on resolution of stress assets by which the banks are required to implement the resolution plan within 180 days from the end of a “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of the “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. The additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery. The prudential framework for resolution of stressed assets has been modified and for stressed assets, where a resolution plan is underway and these were within the “review period” at March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180 days from the end of the “review period” for resolution. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated in the framework through both legislation and judicial decisions. If resolution of one or more of these borrowers is not achieved and they go into liquidation, the realization from the collateral may come down. Further, in June 2020, the Government of India has suspended the initiation of fresh insolvency proceedings for any default arising on or after March 25, 2020, for a period of six months, or for a further period not exceeding one year depending upon the Covid-19 pandemic situation. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts Due to Banks—Insolvency and Bankruptcy Code, 2016”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks. There has been a proposal mooted by the government to decriminalize such consequences of dishonor of checks.

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

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which we have credit exposures. We seek to respond to economic weakness through active portfolio management, by restricting exposure to weak sectors and increasing exposure to the segments that are growing and have been resilient. ICICI Bank’s policy is to limit its exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our largest exposure was to the Services-finance sector at 8.4% of the total exposure at year-end fiscal 2020.

Pursuant to the new guideline of the Reserve Bank of India effective from April 1, 2019, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s eligible capital base at all times. Eligible capital base represents the Bank’s Tier I capital as per last audited balance sheet. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of the exposure to a single counterparty further by 5.0% (i.e., 25.0% of the Tier I capital fund). The limit is applicable to total exposure, including off-balance sheet exposures. Off-balance sheet items are required to be converted into credit exposure equivalents through the use of credit conversion factors as per the standardized approach for credit risk for risk-based capital requirements, with a floor of 10%. At year-end fiscal 2020, we were in compliance with these guidelines.

In addition, the Bank has a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. See also “Risk Management—Credit Risk”.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2016			2017			2018			2019			2020
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a%
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	2,385,701	46.8%	Rs.	2,689,642	50.2%	Rs.	3,207,922	54.0%	Rs.	3,937,926	57.8%	Rs.	4,506,137	US$	59,771	60.9%
Services—finance		161,303	3.2		273,163	5.1		343,526	5.8		467,808	6.9		431,214		5,720	5.8
Roads, port, telecom, urban development & other infrastructure		285,898	5.6		239,522	4.5		217,537	3.7		300,742	4.4		305,673		4,055	4.1
Power		283,433	5.6		311,902	5.8		287,473	4.8		211,634	3.1		215,139		2,854	2.9
Services—non finance		280,733	5.5		233,575	4.4		231,881	3.9		191,144	2.8		202,579		2,687	2.7
Crude petroleum/ refining & petrochemicals		104,531	2.1		86,852	1.6		142,451	2.4		168,268	2.5		194,428		2,579	2.6
Wholesale/retail trade		148,575	2.9		133,313	2.5		146,023	2.5		177,258	2.6		174,266		2,312	2.4
Iron and steel (including iron and steel products)		270,478	5.3		249,504	4.7		212,233	3.6		175,631	2.6		136,357		1,809	1.8
Construction		114,625	2.2		107,309	2.0		127,371	2.1		130,580	1.9		121,649		1,614	1.6
Electronics & engineering		82,453	1.6		100,167	1.9		103,420	1.7		120,636	1.8		115,788		1,536	1.6
Metal and metal products (excluding iron and steel)		118,213	2.3		98,176	1.8		55,678	0.9		60,319	0.9		87,296		1,158	1.2
Chemicals and fertilizers		44,775	0.9		55,473	1.0		64,493	1.1		77,287	1.1		80,344		1,066	1.1
Food & beverages		83,094	1.6		88,356	1.7		77,305	1.3		70,887	1.0		68,029		902	0.9
Gems & jewelry		51,516	1.0		45,254	0.8		44,019	0.7		58,020	0.9		52,159		692	0.7
Mining		82,896	1.6		110,157	2.1		106,257	1.8		80,940	1.2		36,449		483	0.5
Cement		85,988	1.7		76,091	1.4		63,074	1.1		33,825	0.5		33,019		438	0.4
Shipping		61,660	1.2		31,562	0.6		26,353	0.4		23,142	0.3		20,903		277	0.3
Others(3)		452,044	8.9		423,204	7.9		487,246	8.2		528,336	7.7		612,199		8,120	8.5
Gross loans		5,097,916	100.0%		5,353,222	100.0%		5,944,262	100.0%		6,814,383	100.0%		7,393,628		98,073	100.0%
Allowance for loan losses		(160,625)			(200,049)			(275,720)			(344,766)			(331,167)		(4,394)
Net loans	Rs.	4,937,291		Rs.	5,153,173		Rs.	5,668,542		Rs.	6,469,617		Rs.	7,062,461	US$	93,679

_______________

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 36.2 billion at March 31, 2020.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding iron and steel and metal and metal products), automobiles, textile, drugs and pharmaceuticals and fast moving consumer goods.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. We are focused on capitalizing on opportunities in retail lending, including cross-selling additional products to our existing customers and growing our lending to small businesses, while adopting a selective approach to corporate lending. Given the focus on the above priorities, gross retail finance advances (including loans against foreign currency non-resident deposits) increased by 14.4% compared to an increase of 8.5% in total gross advances in fiscal 2020. As a result, retail finance increased from 57.8% of gross loans at year-end fiscal 2019 to 60.9% of gross loans at year-end fiscal 2020.

At year-end fiscal 2020, our 20 largest borrowers accounted for approximately 7.0% of our gross loan portfolio, with the largest borrower accounting for approximately 0.9% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 1.5% of our gross loan portfolio.

At year-end fiscal 2020, our exposure to largest single counterparty accounted for approximately 9.0% of our Tier I capital fund. The exposure to largest group of connected counterparties accounted for approximately 20.3% of our Tier I capital fund.

The overseas loan portfolio of ICICI Bank was 8.4% of its loan portfolio at March 31, 2020. Excluding exposures to banks and retail lending against deposits, the corporate fund and non-fund outstanding at March 31, 2020, net of cash/bank/insurance backed lending, was US$ 7.48 billion. Out of US$ 7.48 billion, 63% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 16% of the outstanding was to non-India companies with Indian or India-linked operations and activities and the portfolio in this segment is generally well-rated and the Indian operations of these companies are target customers for the Bank’s deposit and transaction banking franchise. The Bank would continue to pursue risk calibrated opportunities in this segment. Out of US$ 7.48 billion, about 7.0% of the outstanding was to companies owned by non-resident Indians/ person of Indian origins and 14.0% of the outstanding was to other non-India companies and the Bank is planning significant reduction in this portfolio. Our overseas subsidiaries also aim to reduce their exposures to non-India linked corporate loan portfolio, subject to regulatory requirements.

In accordance with the regulatory package announced by the Reserve Bank of India in March, 2020, the Bank has extended the option of payment moratorium for all dues falling due between March 1, 2020 and May 31, 2020 to its borrowers. The option of payment moratorium was further extended for a period of three months based on the subsequent Reserve Bank of India guidelines issued in May 2020. The Bank has extended the moratorium option to its borrowers under a Board-approved policy. At June 30, 2020, about 17.5% (32.0% at April 30, 2020) of the Bank’s loan portfolio was under payment moratorium.

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

		Rupees in million
Rating Grades		At March 31, 2019		At March 31, 2020
Investment grade	Rs.	6,168,280.0	Rs.	6,809,476.3
AAA, AA+, AA, AA-, 1, 2A-C		2,909,992.5		3,139,714.8
A+, A, A-, 3 A-C		1,434,522.3		1,807,324.9
BBB+, BBB and BBB-, 4A-C		1,823,765.2		1,862,436.6
Below investment grade[1]		281,763.5		223,069.7
Unrated		19,573.3		29,915.1
Net loans	Rs.	6,469,616.8	Rs.	7,062,461.1

_______________

1.	Includes non-performing and restructured loans.

See also “Consolidated financial Statements-Schedules forming part of the consolidated financial statements—Additional Notes-Note 7 - Credit quality indicators of loans”.

We undertook a detailed analysis of our loan portfolio to assess the potential impact of the pandemic and economic disruption. This involved assumptions on the time to normalcy of the environment and assessment of resilience of the borrowers based on income or profits, leverage, rating or credit score, level of fixed costs, market reputation, liquidity on hand and ease of restart of the business. We also assessed the Covid-19 induced risk intensity including the industry, the nature of the market, volatility levels in the specific segment and complexity of the business. A borrower specific analysis of the corporate portfolio was undertaken covering a substantial part of the portfolio. In view of the Covid-19 pandemic, there will be an impact on revenues and an increase in rating downgrades in the portfolio and non-performing asset formation at a systemic level as well as for us. During fiscal 2020, the Bank made Covid-19 related general provision of Rs. 27.3 billion. This provision was higher than the requirement as per the guidelines of the Reserve Bank of India. Our immediate focus in fiscal 2021 would be towards maintaining adequate liquidity, conservation of capital and robust credit monitoring. Given the Bank’s core operating profitability, liquidity and capital adequacy, we believe that we are well-placed to absorb the impact of the challenges in the environment.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2020.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes bank credit in India adjusted by bills rediscounted with the Reserve Bank of India and other approved financial institutions and certain investments including priority sector lending certificates and investments in Rural Infrastructure Development Fund and other specified funds on account of priority sector shortfall and is computed with reference to the outstanding amount at corresponding date of the preceding year as prescribed by the Reserve Bank of India guidelines ‘Master Direction – Priority Sector Lending – Targets and Classification’. Further, the Reserve Bank of India allow exclusion from adjusted net bank credit for funds raised by Bank through issue of long-term bonds for financing infrastructure and low-cost housing subject to certain limits.

As prescribed by the Reserve Bank of India’s Master Direction on “Priority Sector Lending - Targets and Classification” dated July 7, 2016, the priority sectors include the agricultural sector, food and agri-based industries, small, micro and medium enterprises, education, housing, social infrastructure, renewable energy and export credit. The overall target for priority sector lending is 40.0% of the adjusted net bank credit, out of which banks are required to lend a minimum of 18.0% to the agriculture sector. There are sub-targets of 8.0% for lending to small & marginal farmers (out of agriculture) and 7.5% lending target to micro-enterprises. The Reserve Bank of India had directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India has set a target of 12.11% of adjusted net bank credit for this purpose for fiscal 2020. Banks are also required to lend 10.0% of their adjusted net bank credit, to certain borrowers under the “weaker section” category. Priority sector lending achievement are evaluated on a quarterly average basis from fiscal 2017.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, the Micro Units Development and Refinance Agency Limited (MUDRA) and other financial institutions as decided by the Reserve Bank of India from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2020, our total investment in such funds was Rs. 287.6 billion, which was fully eligible for consideration in overall priority sector achievement.

As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis from fiscal 2017 onwards. Total priority sector lending for fiscal 2020 was Rs. 2,153.4 billion constituting 40.3% (Rs. 1,891.7 billion constituting 41.5% for fiscal 2019) of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to agriculture sector for fiscal 2020 was Rs. 834.6 billion constituting 15.6% (Rs. 749.8 billion constituting 16.5% for fiscal 2019) of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advance to weaker sections for fiscal 2020 was Rs. 443.9 billion constituting 8.3% (Rs. 403.5 billion constituting 8.9% for fiscal 2019) of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. The average lending to small and marginal farmers for fiscal 2020 was Rs. 321.5 billion constituting 6.0% (Rs. 307.7 billion constituting 6.8% for fiscal 2019) of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 408.7 billion constituting 7.7% (Rs. 360.1 billion constituting 7.9% for fiscal 2019) of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 531.0 billion constituting 9.9% (Rs. 496.1 billion constituting 10.9% for fiscal 2019) of adjusted net bank credit against the requirement of 12.1% of adjusted net bank credit. The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank. During fiscal 2020, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 382.0 billion (fiscal 2019: Rs. 249.2 billion) and sold Priority Sector Lending Certificates amounting to Rs. 391.4 billion (fiscal 2019: Rs. 244.8 billion). See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s average priority sector loans, classified by the type of borrower

	Fiscal 2020
	Amount				% of total priority sector lending	% of adjusted net bank credit
		(in billion, except percentages)
Agricultural sector	Rs.	834.6	US$	11	38.8%	15.6%
Micro, small and medium enterprises		1,104.2		15	51.2	20.7
Others		214.6		3	10.0	4.0
Total	Rs.	2,153.4	US$	29	100.0%	40.3%

	Fiscal 2019
	Amount				% of total priority sector lending	% of adjusted net bank credit
		(in billion, except percentages)
Agricultural sector	Rs.	749.8	US$	10	39.6%	16.5%
Micro, small and medium enterprises		856.2		11	45.3	18.7
Others		285.7		4	15.1	6.3
Total	Rs.	1,891.7	US$	25	100.0%	41.5%

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2020, ICICI Bank’s export credit was Rs. 71.6 billion, which amounted to 1.31% of the Bank’s adjusted net bank credit.

Loan Pricing

The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 were linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank’s Base Rate at June 30, 2020 was 8.40% per annum payable monthly, a decline of 55 basis points compared to June 30, 2019. The Bank reduced its Base Rate by 35 basis points to 8.05% effective July 17, 2020.

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

Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank marginal cost of funds based lending rate and comprise the ICICI Bank marginal cost of funds based lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its marginal cost of funds based lending rate, except for certain exemptions. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers will also have the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the marginal cost of funds based lending rate system, would continue to be based on the earlier benchmark rate regimes. ICICI Bank’s 1-year marginal cost of funds based lending rate decreased by 105 basis points from 8.75% at June 30, 2019 to 7.70% at June 30, 2020. ICICI Bank marginal cost of funds based lending rates at July 1, 2020 were between 7.30% -7.55%.

The Reserve Bank of India through its circular dated September 4, 2019 amended the Master Direction – Interest Rate on advances and mandated banks to link all new floating rate personal or retail loans (housing, auto, etc.) and floating rate loans to Micro and Small Enterprises (MSE) extended by banks to specified external benchmarks with effect from October 1, 2019. Banks are given option to offer such external benchmark linked loans to other types of borrowers as well. Further, the Reserve Bank of India through its circular dated February 26, 2020 amended the Master Direction – Interest Rate on advances and mandated that all new floating rate loans to the Medium Enterprises extended by banks from April 1, 2020 shall also be required to be linked to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India Policy Repo Rate.

In view of the economic distress caused by the Covid-19 pandemic, the Finance Ministry on May 13, 2020 announced “Emergency Credit Line Guarantee Scheme” to aid micro, small and medium enterprises sector. Currently, ICICI Bank benchmarks loans under the Emergency Credit Line Guarantee Scheme to ‘ICICI Bank External Benchmark Lending Rate’ and loans linked to ICICI Bank External Benchmark Lending Rate shall be reset at least once in three months. ICICI Bank External Benchmark Lending Rate is referenced to the Reserve Bank of India Policy repo rate with a mark-up over repo rate. ICICI Bank External Benchmark Lending Rate at June 30, 2020 was 7.70%.

Classification of Loans

ICICI Bank classifies its assets, including those in the overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a continuous period of 90 days and in respect of bills, if the account remains continuously overdue for more than 90 days. As per the Reserve Bank of India’s measures on Covid-19, the moratorium period, wherever granted to borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The Reserve Bank of India guidelines also require banks to classify an asset as non-performing based on qualitative criteria such as use of loan funds by a borrower for purposes other than those stipulated at the time of loan origination, inability of a borrower to perform or comply with the terms stipulated in a restructuring scheme for loans restructured with forbearance in asset classification, assessment of a borrower’s ability to complete projects which have been funded by the Bank within certain timelines documented at the time of loan origination and certain other non-financial parameters. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of the National Housing Bank. Loans made by our United Kingdom banking subsidiary are classified as impaired only if there is objective evidence of impairment as a result of one or more events (a loss event) that occurred after the initial recognition of the loan and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Loans made by our Canadian banking subsidiary are considered credit impaired when one or more events that have a detrimental impact on the estimated cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent of the amount is outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period for the implementation of projects) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. See below “—Restructured Loans”.

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

Loans restructured after April 1, 2015 are classified as non-performing loans. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. The moratorium granted on repayment of principal/interest to the borrowers in terms of measures taken by the Reserve Bank of India post outbreak of Covid-19 pandemic is not accounted as restructuring of loan.

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

The Reserve Bank of India issued various schemes for the resolution of stressed borrower accounts between February 2014 and June 2016. The Reserve Bank of India announced guidelines on strategic debt restructuring in fiscal 2016, under which the conversion of debt into equity was allowed, which resulted in the acquisition of ownership interests in the borrowers by banks. On the conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (stand-still benefit). Apart from the strategic debt restructuring scheme, the Reserve Bank of India also issued guidelines with respect to loans to borrowers, allowing a change in ownership of the borrowers outside the strategic debt restructuring framework. This guideline allowed the stand-still benefits in asset classification of borrowers in-line with the strategic debt restructuring scheme. In fiscal 2017, the scheme for sustainable structuring of stressed assets was introduced, which sought to strengthen the ability of banks to undertake the resolution of large borrower accounts that were facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to the fulfillment of certain conditions, for the sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, these schemes were discontinued. The stand-still benefit in asset classification of borrowers, where strategic debt restructuring, change in ownership of the borrowers outside the strategic debt restructuring and sustainable structuring of stressed assets were invoked but not implemented, was withdrawn. Hence, the Bank classified loans where any of these schemes had been invoked but not implemented as non-performing at year-end fiscal 2018.

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

The Reserve Bank of India issued a fresh framework on resolution of stress assets on June 7, 2019 by which the banks are required to implement the resolution plan within 180 days from the end of “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. These additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery. The prudential framework for resolution of stressed assets issued in June 2019 was modified and for stressed assets, where a resolution plan is underway and these were within the Review Period at March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180 days from the end of “review period” for resolution.

As part of measures to combat the impact of the Covid-19 pandemic, the Reserve Bank of India announced certain regulatory measures in March 2020. Banks and other lending institutions are allowed to provide a moratorium on loans. Initially the moratorium was permitted for three months on payment of instalments falling due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. For all accounts classified as standard at February 29, 2020, even if overdue, the moratorium period, wherever granted pursuant to guidelines issued by the Reserve Bank of India will be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Banks were required to make general provisions of not less than 10.0% of the total outstanding of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over two quarters, at March 31, 2020 and June 30, 2020, at minimum 5.0% per quarter. This provision cannot be reckoned for calculating the net non-performing assets. These provisions may be adjusted against the actual provisioning requirements for slippages from such accounts. The residual provisions at the end of the financial year ending March 31, 2021 can be written back or adjusted against the provisions required for all other accounts.

Our Policy

We provide for non-performing corporate loans in line with the Reserve Bank of India guidelines. ICICI Bank provides for non-performing consumer loans at the borrower level in accordance with provisioning policy of ICICI Bank, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. The Bank holds specific provisions against non-performing loans, general provisions against performing loans and floating provision taken over from the erstwhile The Bank of Rajasthan Limited upon amalgamation. The Bank also holds specific provisions against certain performing loans and advances in accordance with the Reserve Bank of India’s directions. The Bank holds Covid-19 related general provision, which is higher than the requirements of the Reserve Bank of India. For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. These provisions are assessed at a borrower level as the difference between the fair value of the loan, both before and after restructuring. In addition, the Bank holds a general provision of 5.0% of the outstanding balance of the restructured loan.

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

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and slow progress in reducing leverage in the corporate sector. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified timeframes, these borrowers would be required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The additions to non-performing assets of the banking sector, including us, moderated since fiscal 2019. A few large accounts referred under the Insolvency and Bankruptcy Code were also resolved. However, challenges emerged in some sectors and specific corporate/promoter groups during fiscal 2019 and fiscal 2020. The non-banking financial companies and housing finance companies faced significant pressures from mid-2018, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its repayments during fiscal 2020. Other sectors where challenges emerged during fiscal 2020 due to uncertainties and weak operating environment were telecom and real estate developers.

The Indian economy would be impacted by Covid-19 pandemic with contraction in industrial and services output across small and large businesses and rise in the unemployment level in the short to medium term. The pandemic is likely to impact the credit quality of loan portfolio of the banking system, including us. The impact of the Covid-19 pandemic on credit quality and provisions, remains uncertain and dependent on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels.

See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “Risk Factors—Risks Relating to Our Business—If the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”, “—Strategy” and “Operating and Financial Review and Prospects—Executive Summary—Business environment—Trends in fiscal 2020”.

Various factors, including a rise in unemployment, prolonged recessionary conditions, decline in household savings and income levels, stress in real-estate builder segment, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, refinance risks due to slow-down in lending by non-banking financial companies, housing finance companies and other financial intermediaries, developments in the global and Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall equality of our loan portfolio deteriorates, our business will suffer” and “—Strategy”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2016		2017		2018		2019		2020		2020
	(in millions, except percentages)
Consumer loans and credit card receivables(1)	Rs.	26,757	Rs.	28,062	Rs.	40,483	Rs.	51,409	Rs.	73,911	US$	980
Rupee		26,756		28,061		40,478		51,278		73,795		978
Foreign currency		1		1		5		131		116		2
Commercial(2)		266,389		430,792		534,771		440,429		370,312		4,912
Rupee		155,482		228,643		285,415		260,783		240,236		3,187
Foreign currency		110,907		202,149		249,356		179,646		130,076		1,725
Leasing and related activities		70		7		7		7		—		—
Rupee		70		7		7		7		—		—
Foreign currency		—		—		—		—		—		—
Total non-performing assets		293,216		458,861		575,261		491,845		444,223		5,892
Rupee		182,308		256,711		325,900		312,068		314,031		4,165
Foreign currency		110,908		202,150		249,361		179,777		130,192		1,727
Gross non-performing assets(3)(4)(5)		293,216		458,861		575,261		491,845		444,223		5,892
Provisions for loan losses		(145,431)		(188,530)		(281,714)		(348,522)		(334,479)		(4,437)
Net non-performing assets	Rs.	147,785	Rs.	270,331	Rs.	293,547	Rs.	143,323	Rs.	109,744	US$	1,455
Gross customer assets(3)	Rs.	5,718,339	Rs.	5,923,253	Rs.	6,681,141	Rs.	7,535,320	Rs.	8,113,343	US$	107,618
Net customer assets	Rs.	5,556,942	Rs.	5,720,375	Rs.	6,393,368	Rs.	7,183,487	Rs.	7,776,298	US$	103,148
Gross non-performing assets as a percentage of gross customer assets		5.1%		7.7%		8.6%		6.5%		5.5%
Net non-performing assets as a percentage of gross customer assets		2.7%		4.7%		4.6%		2.0%		1.4%

_______________

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, loans against securities, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(5)	Does not include Rs. 13,092.6 million, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

The following table sets forth, for the periods indicated, the change in our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing asset portfolio(1).

	March 31,
Particulars	2016		2017		2018		2019		2020		2020
A. Consumer loans & credit card receivables(2)
Non-performing assets at the beginning of the fiscal year	Rs.	25,504	Rs.	26,757	Rs.	28,062	Rs.	40,483	Rs.	51,409	US$	682
Addition: New non-performing assets during the year		16,979		15,940		28,777		29,181		50,815		674
Less: Upgrade(3)		(6,323)		(5,337)		(4,107)		(5,386)		(6,834)		(91)
Recoveries (excluding recoveries made from upgraded accounts)		(6,626)		(7,192)		(8,105)		(11,224)		(14,725)		(195)
Write-offs		(2,777)		(2,106)		(4,144)		(1,645)		(6,754)		(90)
Non-performing assets at the end of the fiscal year	Rs.	26,757	Rs.	28,062	Rs.	40,483	Rs.	51,409	Rs.	73,911	US$	980
B. Commercial(4)
Non-performing assets at the beginning of the fiscal year	Rs.	148,296	Rs.	266,389	Rs.	430,792	Rs.	534,771	Rs.	440,429	US$	5,842
Addition: New non-performing assets during the year		161,423		332,341		267,192		91,612		100,608		1,335
Less: Upgrade(3)		(5,181)		(4,741)		(34,561)		(12,882)		(4,708)		(62)
Recoveries (excluding recoveries made from upgraded accounts)		(8,727)		(39,209)		(39,998)		(51,372)		(55,771)		(741)
Write-offs		(29,422)		(123,988)		(88,654)		(121,700)		(110,246)		(1,462)
Non-performing assets at the end of the fiscal year	Rs.	266,389	Rs.	430,792	Rs.	534,771	Rs.	440,429	Rs.	370,312	US$	4,912
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	70	Rs.	70	Rs.	7	Rs.	7	Rs.	7	US$	—
Addition: New non-performing assets during the year		—		—		—		—		—		—
Less: Upgrade(3)		—		—		—		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—		—		—		—
Write-offs		—		(63)		—		—		(7)		—
Non-performing assets at the end of the fiscal year	Rs.	70	Rs.	7	Rs.	7	Rs.	7	Rs.	—	US$	—
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	173,870	Rs.	293,216	Rs.	458,861	Rs.	575,261	Rs.	491,845	US$	6,524
Addition: New non-performing assets during the year(3)		178,402		348,281		295,969		120,793		151,423		2,009
Less: Upgrade(4)		(11,504)		(10,078)		(38,668)		(18,268)		(11,542)		(153)
Recoveries (excluding recoveries made from upgraded accounts)		(15,353)		(46,401)		(48,103)		(62,596)		(70,496)		(936)
Write-offs		(32,199)		(126,157)		(92,798)		(123,345)		(117,007)		(1,552)
Non-performing assets at the end of the fiscal year(5)(3)	Rs.	293,216	Rs.	458,861	Rs.	575,261	Rs.	491,845	Rs.	444,223	US$	5,892

_______________

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Does not include Rs. 13,092.6 million, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2016			2017			2018			2019						2020

	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets		Amount		Amount		As a percentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	39,669	13.5%	Rs.	38,224	8.3%	Rs.	50,458	8.8%	Rs.	62,667		12.7%	Rs.	86,678	US$	1,150		19.5%
Iron/steel and products		65,175	22.2		85,557	18.6		73,962	12.9		41,537		8.4		14,236		189		3.2
Power		17,512	6.0		63,969	13.9		105,673	18.4		73,327		14.9		51,984		690		11.7
Cement		—	—		53,781	11.7		—	—		—		—		10		—		—
Services—non finance		36,408	12.4		43,659	9.5		54,847	9.5		30,350		6.2		26,245		348		5.9
Mining		779	0.3		40,112	8.7		90,522	15.7		64,927		13.2		16,076		213		3.6
Construction		23,679	8.1		38,347	8.4		66,949	11.6		62,836		12.8		65,060		863		14.6
Roads, ports, telecom, urban development & other infrastructure		30,904	10.5		23,043	5.0		26,900	4.7		28,346		5.8		34,278		455		7.7
Shipping		19,595	6.7		14,338	3.1		11,750	2.0		10,636		2.2		8,774		116		2.0
Gems & jewelry		8,205	2.8		9,455	2.1		12,006	2.1			2.7		10,122		134		2.3
Food and beverages		6,771	2.3		8,312	1.8		9,011	1.6		18,233		3.7		13,007		173		2.9
Wholesale/retail trade		5,896	2.0		7,033	1.5		6,201	1.1		9,443		1.9		17,462		232		3.9
Crude petroleum/ refining and petrochemicals		2,914	1.0		3,816	0.8		21,718	3.8		22,609		4.6		32,576		432		7.3
Electronics and engineering		3,796	1.3		3,329	0.7		15,617	2.7		17,050		3.5		19,811		263		4.5
Textile		12,059	4.1		2,913	0.6		3,197	0.6		3,119		0.6		2,080		28		0.5
Chemicals & fertilizers		2,053	0.7		1,151	0.3		1,545	0.3		3,325		0.7		3,591		48		0.8
Metal & products (excluding iron & steel)		2,102	0.7		1,081	0.2		1,088	0.2		1,278		0.3		1,586		21		0.4
Services—finance		523	0.2		—	—		—	—		3,331		0.7		9,670		128		2.2
Other Industries(2)		15,176	5.2		20,741	4.8		23,817	4.0		25,506		5.1		30,977		409		7.0
Gross non-performing assets (3)	Rs.	293,216	100.0%	Rs.	458,861	100.0%	Rs.	575,261	100.0%	Rs.	491,845		100.0%	Rs.	444,223	US$	5,892		100.0%
Aggregate provision for loan losses		(145,431)			(188,530)			(281,714)			(348,522)				(334,479)		(4,437)
Net nonperforming assets	Rs.	147,785		Rs.	270,331		Rs.	293,547		Rs.	143,323			Rs.	109,744	US$	1,455

__________

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and fast moving consumer goods.

(3)	Does not include Rs. 13,092.6 million, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

See “—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment—Trends in fiscal 2020”.

The Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified timeframes, these borrowers would be required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

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

The gross additions to non-performing commercial loans were Rs. 100.6 billion in fiscal 2020 as compared to Rs. 91.6 billion in fiscal 2019. In fiscal 2020, additions to non-performing commercial loans were primarily in the crude petroleum/refining and petrochemicals, wholesale/retail trade, roads, ports, telecom, urban development and other infrastructure and service-finance sectors. The gross additions to non-performing commercial loans in fiscal 2020 included exposure in overseas branches of the Bank towards a healthcare group based in West Asia and an oil trading company based in Singapore. During fiscal 2020, we upgraded non-performing commercial loans amounting to Rs. 4.7 billion and made recoveries of non-performing commercial loans amounting to Rs. 55.8 billion. During fiscal 2020, commercial loans amounting to Rs. 110.2 billion were written-off as compared to Rs. 121.7 billion in fiscal 2019 based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. As a result of above, gross non-performing commercial loans decreased from Rs. 440.4 billion at year-end fiscal 2019 to Rs. 370.3 billion at year-end fiscal 2020.

Gross additions to non-performing consumer loans were Rs. 50.8 billion in fiscal 2020 as compared to Rs. 29.2 billion in fiscal 2019 reflecting an increase and seasoning in consumer loan portfolio and change in product mix. During fiscal 2020, we upgraded non-performing consumer loans of Rs. 6.8 billion as compared to Rs. 5.4 billion in fiscal 2019. During fiscal 2020, we made recoveries against non-performing consumer loans of Rs. 14.7 billion (fiscal 2019: Rs. 11.3 billion) and wrote-off loans of Rs. 6.8 billion (fiscal 2019: Rs. 1.6 billion). Gross non-performing consumer loans increased from Rs. 51.4 billion at year-end fiscal 2019 to Rs. 73.9 billion at year-end fiscal 2020 primarily due to increase in mortgage loans by Rs. 6.8 billion, other secured loans by Rs. 11.4 billion and other unsecured loans by Rs. 3.7 billion.

As a result of the above, our gross non-performing assets decreased by 9.7% from Rs. 491.8 billion at year-end fiscal 2019 to Rs. 444.2 billion at year-end fiscal 2020. Our net non-performing assets decreased by 23.4% from Rs. 143.3 billion at year-end fiscal 2019 to Rs. 109.7 billion at year-end fiscal 2020. The net non-performing asset ratio decreased from 2.0% at year-end fiscal 2019 to 1.4% at year-end fiscal 2020. The provision coverage ratio (excluding cumulative technical/prudential write-offs) increased from 70.9% at year-end fiscal 2019 to 75.3% at year-end fiscal 2020.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 50.6 billion at March 31, 2020 as compared to Rs. 42.2 billion at March 31, 2019. The provision held against these cases was Rs. 11.8 billion at March 31, 2020 as compared to Rs. 15.9 billion at March 31, 2019.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2016		2017		2018		2019		2020
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans and credit card receivables	Rs.	94	Rs.	168	Rs.	230	Rs.	138	Rs.	2,113	US$	28
Rupee		94		168		230		138		2,113		28
Foreign currency		—		—		—		—		—		—
Commercial(1)		98,580		50,687		18,349		3,599		2,181		29
Rupee		73,972		35,139		5,529		3,220		779		10
Foreign currency		24,608		15,548		12,820		379		1,402		19
Total restructured loans		98,674		50,855		18,579		3,737		4,294		57
Rupee		74,067		35,307		5,759		3,358		2,892		38
Foreign currency		24,608		15,548		12,820		379		1,402		19
Gross restructured loans(2)		98,674		50,855		18,579		3,737		4,294		57
Provisions for loan losses		(7,581)		(3,012)		(628)		(279)		(232)		(3)
Net restructured loans	Rs.	91,093	Rs.	47,843	Rs.	17,951	Rs.	3,458	Rs.	4,062	US$	54
Gross customer assets(2)	Rs.	5,718,339	Rs.	.5,923,253	Rs.	6,681,141	Rs.	7,535,320	Rs.	8,113,343	US$	107,618
Net customer assets	Rs.	5,556,942	Rs.	.5,720,375	Rs.	6,393,368	Rs.	7,183,487	Rs.	7,776,298	US$	103,148

	At March 31,
	2016	2017	2018	2019	2020
Gross restructured loans as a percentage of gross customer assets	1.7%	0.9%	0.3%	0.0%	0.1%
Net restructured loans as a percentage of net customer assets	1.6%	0.8%	0.3%	0.0%	0.1%

_______________

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2016			2017			2018			2019			2020
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Construction	Rs.	34,470	34.9%	Rs.	18,893	37.2%	Rs.	611	3.3%	Rs.	239	6.4%	Rs.	235	US$	3	5.5%
Roads, port, telecom, urban development & other infrastructure		15,090	15.3		8,271	16.3		1,103	5.9		299	8.0		218		3	5.1
Power		2,080	2.1		1,296	2.5		971	5.2		94	2.5		985		13	22.9
Drugs and pharmaceuticals		4,708	4.8		3,680	7.2		2,024	10.9		625	16.7		335		4	7.8
Services-non finance		2,747	2.8		89	0.2		—	—		—	—		—		—	—
Iron/steel & products		9,517	9.6		1,570	3.1		—	—		—	—		—		—	—
Electronics & engineering		7,735	7.8		3,191	6.3		1,746	9.4		1,660	44.4		84		1	1.9
Chemicals & fertilizers		634	0.6		367	0.7		323	1.7		303	8.1		139		2	3.2
Services-finance		2,239	2.3		—	—		—	—		—	—		—		—	—
Mining		3,936	4.0		—	—		—	—		—	—		—		—	—
Shipping		3,033	3.1		2,799	5.5		—	—		—	—		—		—	—
Textiles		196	0.2		218	0.4		191	1.0		145	3.9		103		1	2.4
Food & beverages		2,519	2.6		886	1.7		656	3.5		—	—		—		—	—
Wholesale/retail trade		—	—		—	—		—	—		—	—		—		—	—
Metal & products (excluding iron & steel)		—	—		—	—		—	—		—	—		—		—	—
Retail finance		94	0.1		168	0.3		158	0.8		93	2.5		2,096		29	48.9

	At March 31,
	2016			2017			2018			2019			2020
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Gems & jewellery		—	—		—	—		—	—		—	—		99		1	2.3
Manufacturing products (excluding metals)		235	0.2		384	0.8		—	—		—	—		—		—	—
Automobile (including trucks)		—	—		1,187	2.3		1,193	6.4		—	—		—		—	—
Crude petroleum/ refining & petrochemicals		8,114	8.2		7,856	15.4		9,603	51.7		—	—		—		—	—
Others(1)		1,327	1.3		1	0.0		—	—		280	7.5		—		—	—
Gross restructured loans	Rs.	98,674	100.0%	Rs.	50,855	100.0%	Rs.	18,579	100.0%	Rs.	3,737	100.0%	Rs.	4,294	US$	57	100.0%
Aggregate provision for loan losses		(7,581)			(3,012)			(628)			(279)			(232)		(3)
Net restructured loans	Rs.	91,093		Rs.	47,843		Rs.	17,951		Rs.	3,458		Rs.	4,062	US$	54

_______________

(1)	Others primarily include real estate.

During fiscal 2020, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 4.4 billion, as compared to Rs. 0.5 billion during fiscal 2019. Further, during fiscal 2020, restructured standard loans amounting to Rs. 2.9 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 4.0 billion during fiscal 2019. No restructured loans were upgraded to standard category in fiscal 2020. The gross outstanding standard restructured loans increased by 14.9% from Rs. 3.7 billion at year-end fiscal 2019 to Rs. 4.3 billion at year-end fiscal 2020 and the net outstanding restructured loans increased by 17.4% from Rs. 3.5 billion at year-end fiscal 2019 to Rs. 4.1 billion at year-end fiscal 2020. The outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 0.3 billion at year-end fiscal 2019 to Rs. 0.2 billion at year-end fiscal 2020. See also “Operating and Financial Review and Prospects—Provisions for Non-Performing Assets and Restructured Loans”.

Further, at year-end fiscal 2020, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 0.8 billion.

The aggregate gross non-performing assets and gross standard restructured loans decreased by Rs. 47.1 billion, or 9.5%, from Rs. 495.6 billion at year-end fiscal 2019 to Rs. 448.5 billion at year-end fiscal 2020. The aggregate net non-performing assets and net restructured loans decreased by Rs. 33.0 billion, or 22.5%, from Rs. 146.8 billion at year-end fiscal 2019 to Rs. 113.8 billion at year-end fiscal 2020.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. Accordingly, at year-end fiscal 2020, the portfolio of such loans was Rs. 44.1 billion (March 31, 2019: Rs. 45.9 billion) out of which Rs. 13.0 billion (March 31, 2019: Rs. 19.1 billion) was classified as standard.

The outstanding to the borrowers, where the Bank had implemented the scheme for sustainable structuring of stressed assets decreased from Rs. 6.2 billion at year-end fiscal 2019 to Rs. 2.0 billion at year-end fiscal 2020, comprising Rs. 1.2 billion of sustainable debt and Rs. 0.8 billion of unsustainable debt. The aggregate non-fund based outstanding to these borrowers was Rs. 2.3 billion at year-end fiscal 2020.

See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2020, the Bank’s Canadian subsidiary classified its exposure of Rs. 29.2 billion (March 31, 2019: Rs.

13.7 billion) as Stage-2 (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance of Rs. 1.6 billion (March 31, 2019: Rs. 0.4 billion). The increase in allowance was primarily due to an increase in expected credit loss provisioning due to the impact of Covid-19 on the macro-economic environment.

In fiscal 2020, we sold commercial loans made to five borrowers with an aggregate book value (net of provision) of Rs. 0.01 billion to asset reconstruction companies. In fiscal 2019, we sold commercial loans made to 15 borrowers with an aggregate book value (net of provision) of Rs. 2.8 billion to asset reconstruction companies. See also “—Classification of Loans—Non-Performing Asset Strategy”.

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

The Bank’s strategy for the resolution of stressed assets involves referring these cases for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal. The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The Bank has referred certain non-performing borrowers for resolution under the Insolvency and Bankruptcy Code, 2016, with the National Company Law Tribunal. Further, the filing for resolution by various stakeholders, including financial creditors and any other participants as may be eligible, could impact our provisioning and credit loss. In addition, the requirement to complete the resolution process within the stipulated timeline to avoid liquidation of the borrower, may impact recoveries from these stressed accounts. In the event borrowers go into liquidation, the additional credit losses may be significant. Due to outbreak of Covid-19 pandemic and subsequent lock-down implemented by the Government of India, the initiation of fresh insolvency proceedings has been suspended for any default arising on or after March 25, 2020, for a period of six months, or for a further period not exceeding one year depending upon pandemic situation.

The Reserve Bank of India issued a revised framework on resolution of stress assets on June 7, 2019 by which the banks are required to implement the resolution plan within 180 days from the end of “review period” (30 days from default) in respect any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. The additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery. The prudential framework for resolution of stressed assets issued in June 2019 was modified and for stressed assets, where a resolution plan is underway and these were within the Review Period at March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180 days from the end of “review period” for resolution.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. We sold net non-performing assets to asset reconstruction companies amounting to Rs. 6.7 billion in fiscal 2016, Rs. 37.1 billion in fiscal 2017, Rs. 2.7 billion in fiscal 2018, Rs. 2.8 billion in fiscal 2019 and Rs. 2.8 billion in fiscal 2020. At year-end fiscal 2020, we had an outstanding net investment of Rs. 20.7 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets and special mention account. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Guidelines on Sale and Purchase of Non-Performing Assets”.

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures. We may seek to recover loans through enforcement of our rights in collateral. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for U.S. banks under similar circumstances. See also “—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

Secured loans to retail customers are secured by the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process designed to ensure prompt action for follow-up on overdue loans and recovery of defaulted amounts.

Provision for Loan Losses

The following table sets forth, at the periods indicated, the change in the provisions for our non-performing asset portfolio(1)

	At March 31,
	2016		2017		2018		2019		2020		2020
	(in millions)
A. Consumer loans & credit card receivables(2)
Aggregate provision for loan losses at the beginning of the year	Rs.	16,752	Rs.	16,052	Rs.	17,209	Rs.	22,284	Rs.	28,253	US$	375
Add: Provision made during the year		6,097		7,110		10,982		12,940		25,049		332
Less: Provision utilized for write-off		(2,778)		(2,106)		(1,148)		(1,641)		(6,626)		(88)
Less: Write-back of excess provisions		(4,019)		(3,847)		(4,759)		(5,330)		(7,355)		(97)
Aggregate provision for loan losses at the end of the year	Rs.	16,052	Rs.	17,209	Rs.	22,284	Rs.	28,253	Rs.	39,321	US$	522
B. Commercial(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	79,833	Rs.	129,309	Rs.	171,314	Rs.	259,423	Rs.	320,262	US$	4,248
Add: Provision made during the year		81,046		163,996		194,890		197,317		125,253		1,661
Less: Provision utilized for write-off		(26,866)		(114,415)		(86,830)		(120,670)		(110,249)		(1,462)
Less: Write-back of excess provision		(4,704)		(7,576)		(19,951)		(15,808)		(40,108)		(532)
Aggregate provision for loan losses at the end of the year	Rs.	129,309	Rs.	171,314	Rs.	259,423	Rs.	320,262	Rs.	295,158	US$	3,915
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	70	Rs.	70	Rs.	7	Rs.	7	Rs.	7	US$	—
Add: Provision made during the year		—		—		—		—		—		—
Less: Provision utilized for write-off		—		(63)		—		—		(7)		—
Less: Write-back of excess provision		—		—		—		—		—		—
Aggregate provision for loan losses at the end of the year	Rs.	70	Rs.	7	Rs.	7	Rs.	7	Rs.	—	US$	—
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	96,655	Rs.	145,431	Rs.	188,530	Rs.	281,714	Rs.	348,522	US$	4,623
Add: Provision made during the year		87,143		171,106		205,872		210,257		150,302		1,993
Less: Provision utilized for write-off		(29,644)		(116,584)		(87,978)		(122,311)		(116,882)		(1,550)
Less: Write-back of excess provision		(8,723)		(11,423)		(24,710)		(21,138)		(47,463)		(629)
Aggregate provision for loan losses at the end of the year	Rs.	145,431	Rs.	188,530	Rs.	281,714	Rs.	348,522	Rs.	334,479	US$	4,437

_______________

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(3)	Includes working capital finance.

Provision for non-performing and other assets decreased by 49.1% from Rs. 176.1 billion in fiscal 2019 to Rs. 89.6 billion in fiscal 2020 primarily due to lower ageing-based provisions on loans classified as non-performing assets in earlier years. In fiscal 2016, 2017 and 2018, there was a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status. While, the additions to non-performing loans declined sharply in fiscal 2019 and fiscal 2020 compared to earlier years, the provisions remained elevated in fiscal 2019 due to ageing-based provision on loans classified as non-performing assets in earlier years. The provision coverage ratio (excluding cumulative technical/prudential write-offs) increased significantly from 49.0% at year-end fiscal 2018 to 70.9% at year-end fiscal 2019. The provision coverage ratio increased to 75.3% at year-end fiscal 2020. Provisions on consumer loans increased from Rs. 12.9 billion in fiscal 2019 to Rs. 25.0 billion in fiscal 2020 primarily due to an increase in provision on farmer finance, commercial vehicle and an increase in portfolio and change in product mix.

The Bank has extended the moratorium option to its borrowers under a Board-approved policy. At year-end fiscal 2020, the aggregate outstanding of the borrowers to whom moratorium has been extended and which were overdue but standard at February 29, 2020 and continued to be overdue at March 31, 2020, amounted to Rs. 121.5 billion. Of these, borrowers with aggregate outstanding of Rs. 13.1 billion were extended asset classification benefit at year-end fiscal 2020 under the Reserve Bank of India’s norms. Provision on cases, where asset classification benefits were extended at year-end fiscal 2020, were made as if the loan were non-performing on that date. At year-end fiscal 2020, the Bank made Covid-19 related general provision of Rs. 27.3 billion. The provision made by the Bank is more than the requirement under Reserve Bank of India guidelines dated April 17, 2020, requiring a provision of 5.0% by March 31, 2020 and 5.0% by June 30, 2020 on loans to borrowers who were overdue but standard at February 29, 2020 and to whom moratorium has been extended.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2020, the Bank had Rs. 108.7 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries and joint ventures at year-end fiscal 2020.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/fund management	100.00%	Rs.	921	Rs.	2,449	Rs.	2,898
ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%		13,915		11,881		174,258
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		20,068		13,399		16,711
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		15		15
ICICI Securities Limited(4)	March 1995	Securities broking & merchant banking	79.22%		17,221		11,914		44,185

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)			Total assets(3)
				(in millions, except percentages)
ICICI International Limited	January 1996	Asset management	100.00%		23		115			118
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		2		7			9
ICICI Home Finance Company Limited(4)	May 1999	Housing finance	100.00%		16,699		16,678			153,702
ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%		22		95			120
ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%		3		133			133
ICICI Securities Inc.(4)(5)	June 2000	Securities broking	100.00%		222		268			349
ICICI Prudential Life Insurance Company Limited(6)	July 2000	Life Insurance	52.87%		216,542		72,186			1,560,353
ICICI Lombard General Insurance Company Limited(6)	October 2000	General insurance	55.86%		165,629		57,056	(7)		370,421
ICICI Bank UK PLC	February 2003	Banking	100.00%		10,052		34,301			267,906
ICICI Bank Canada	September 2003	Banking	100.00%		13,393		31,052			348,027
ICICI Prudential Pension Fund Management Company Limited(8)	April 2009	Pension fund management	100.00%	Rs.	38	Rs.	328		Rs.	359

_______________

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities Limited.

(6)	In June 2020, the Bank sold equity shares representing 3.96% shareholding in ICICI Lombard General Insurance Company Limited and 1.50% shareholding in ICICI Prudential Life Insurance Company Limited.

(7)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(8)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2020.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Strategic Investments Fund(4)	February 2003	Venture capital fund	100.00%	Rs.	5	Rs.	157	Rs.	222
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%		6,899		30		905
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking, finance and insurance	18.79%		117		129		145
ICICI Merchant Services Private Limited(5)	July 2009	Merchant acquiring and servicing	19.01%		6,601		5,080		7,667
India Infradebt Limited(5)	October 2012	Infrastructure finance	42.33%		10,813		18,844		122,890
India Advantage Fund-III(5)	June 2005	Venture capital fund	24.10%		841		1,164		1,445
India Advantage Fund-IV(5)	August 2005	Venture capital fund	47.14%		571		935		939
Arteria Technologies Private Limited(5)	February 2007	Software company	19.98%	Rs.	205	Rs.	129	Rs.	222

_______________

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

At year-end fiscal 2020, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities Limited’s financial statements.

Technology

We endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain competitive advantage and to improve our overall productivity and efficiency. We continuously invest in key technological platforms like mobility, artificial intelligence, blockchain and other new-age technologies that provide an edge in our offerings to customers. We aim to bring in high levels of functionality in all our channels such as branches, internet banking, ATMs, mobile banking, phone banking and social media banking where banking facilities are provided through a social network to leverage its reach and enable financial education and inclusion. We have also entered into partnerships with technology companies and platforms with large customer bases and transaction volumes to expand our reach. At the same time, we continue to improve and strengthen security, infrastructure and networks by investing in technologies to provide a secure, superior, seamless and uniform service experience to customers across all channels. We have dedicated teams that focus on incubating innovative projects and developing partnerships in the digital space.

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

In line with the above approach, we have adopted the theme of run, evolve and re-imagine for digital and technology initiatives.

Run- Focus on running systems in a reliable and secure manner at the same time making incremental changes to bring in process efficiencies.

Evolve- Involve product and process innovation to offer seamless and instant banking solutions.

Reimagine- Delivering business services and servicing customer needs in a dramatically different way.

The drive to provide digital products and instant financial solutions to customers led to some unique product launches during the year that connected across businesses. During fiscal 2020, we launched ‘ICICIStack’, a comprehensive digital platform that offers nearly 500 services to ensure uninterrupted banking experience to retail customers, retailers, professionals, fintechs, start-ups, e-commerce players and corporates. Following the outbreak of the Covid-19 pandemic, this enabled continuity in banking services on the digital platform even during lockdown. Our application programming interface banking website allows business customers to seamlessly integrate with our various payment and product solutions.

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

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. Our mobile banking application, iMobile, offers more than 250 services which are available across all mobile platforms including checking account balances, transferring funds, setting card limits, blocking and unblocking card among others. During fiscal 2020, we focused on enhancing the digital experience of our customers. We revamped the on-boarding process for savings account customers and enhanced system-driven validations to enable real-time account opening and activation. Features such as allowing quick fund transfer within certain limits without going through the payee registration process were enabled on the mobile application and internet banking. Recently we announced the launch of a facility that enables individual customers to complete the ‘Know Your Customer’ process, which is required to open a new relationship, through video interaction. This facility is available to customers who wish to open a savings account and comes handy for customers as it allows them to complete the Know Your Customer process digitally within a few minutes, without physically meeting a bank official at the branch or their home. We revamped our retail internet banking platform in fiscal 2020 to include a native dashboard and interface that can be personalized by the customers to suit their requirements and preferences. During fiscal 2020, we also revamped our home loan website offering an interactive customer experience and providing relevant content like calculator for checking loan eligibility, an e-book explaining the journey to purchase a home loan and a blog on the mortgage industry to enable customers to take informed decisions.

We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant transfer of funds to any bank account using a virtual payment address and without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms.

We believe there are significant opportunities to grow the personal loans and credit card portfolio by mining the existing customer base for cross-sell and partnerships with technology companies. Partnerships with platforms with large customer bases and transaction volumes offer unique opportunities for growth and enhancing service delivery and customer experience. We have partnered with Amazon Pay, a leading global ecommerce company and MakeMyTrip, a leading Indian online travel portal, to offer co-branded credit cards. During fiscal 2020, we partnered with a leading Indian educational technology and online tutoring firm to offer instant digital line of credit to their customers.

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

We provide solutions in areas like urban mass rapid transit payment systems. We are one of the leading banks in electronic toll collection on highways. We issue prepaid radio frequency identification tags for vehicles for electronic toll collection and have also developed a central clearing house to process the toll payments. We issued more than 1.6 million radio frequency identification tags in fiscal 2020. We also have a contactless mobile payment solution which allows cashless payments using smartphones, thereby eliminating the need to carry cash or debit and credit cards.

Our banking application on Facebook allows customers to access their account details, view account statements and place service requests. We also have innovative payment services on Twitter, through which customers can transfer funds while using Twitter. Recently, we launched banking services on WhatsApp to enable our retail customers to undertake a slew of banking requirements from their home. Using the service on

WhatsApp, customers can check their savings account balance, last three transactions, credit card limit, get details of pre-approved instant loan offers and block/unblock credit & debit card in a secure manner with end-to-end encryption for all messages. Additionally, they can also get details of the nearest three ICICI Bank automated teller machines and branches in their vicinity.

We offer a range of instant credit products such as personal loans, business loans, home loans including top up, auto loans, two-wheeler loans and credit cards that are accessible entirely on the digital platform. The processing of loans is digitized end-to-end enabling instant disbursement to pre-approved customers.

For our small and medium enterprise customers, we have introduced an array of digital products to meet their business and transaction banking requirements. During fiscal 2020, we launched a new digital platform, InstaBIZ, for our micro, small and medium enterprise and self-employed customers. It offers customers to avail over 115 products and services including instant overdraft facility, payment of goods and services tax, business loans based on revenues reported in goods and service tax returns, automatic bank reconciliations, inward and outward remittances in a digital and secure manner on their mobile phone or internet banking platform. While we focus on growing our own digital channels, we are also creating an ecosystem through partnerships which cover all broad segments of customer and merchant payments. We offer a host of application programme interfaces and software developer kits which enable third party apps to offer payment solutions for their retail customers. During fiscal 2020, we also launched our Application Programme Interfaces Banking Portal consisting of about 250 Application Programme Interfaces. This portal enables partner companies to co- create, innovative customer solutions in a frictionless manner and in a fraction of the time usually taken for such integration, thereby significantly increasing their productivity. The Application Programme Interfaces are available across an array of categories including payment and collections, accounts and deposits and cards and loans. Our mobile application for merchants in India, Eazypay, allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking. We also partner with web-based payment service providers for offering payment services using the Unified Payment Interface platform. Our Trade Online platform enables corporates and small and medium enterprises to perform most of their export and import transactions digitally. We also provide platforms and solutions that go beyond banking and support the growth of small and medium enterprises like providing an online marketplace to buy and sell products and avenues for building knowledge on businesses and global best practices.

We are also promoting a digital culture in the villages and encouraging use of digital technology in the villages. We have a banking app for rural customers, Mera iMobile, which allows users in rural areas to avail as many as 135 services including non-banking information and agri-related advisory on crop prices, news and weather. It is available in English and 11 vernacular languages and is used by more than half a million customers. In fiscal 2020, the app had processed a total of 16.8 million financial and non-financial transactions.

Innovation and collaboration with FinTechs

In driving an innovation and start-up mindset, we have set up an Innovation Centre to collaborate with and invest in FinTech startups and co-develop products aligned with our digital roadmap. The engagements with the startups are focused on digital lending, revenue growth, digital platforms and process efficiencies.

We host virtual mobile application development challenge called ‘ICICI Appathon’ to tap into the immense talent of a techno-innovative generation to bring new ideas and develop the next generation of banking applications on mobile phones. The objective is to develop next generation banking applications on mobile and the web space.

Technology in Branches and ATMs

At March 31, 2020, we had 15,688 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. At March 31, 2020, we had 1,638 insta-banking kiosks that are touch-screen self-service devices that allow customers to pre-process or completely process transactions, thus reducing wait-time. We also had 1,791 cash acceptance machines where customers can directly deposit cash without visiting the branch.

Call Centers, eRelationship Management channels and customer relationship management

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

For customers who are not too digitally oriented, an eRelationship Management channel was introduced, that caters to the transactions and product needs of customers through human interface on the phone. The objective is to encourage digital behaviour in customers by providing end-to-end support on the phone.

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

Operations Relating to Commercial Banking for Retail Customers

Our retail banking back-office operations are performed from multiple locations through a decentralized and centralized setup. The teams are spread across more than 200 locations to support the transactional requirements of customers of savings account, current accounts, consumer loans, credit cards, depositary accounts, and third party products. Additionally, there are 40 currency management processing units to meet the cash requirements of our customers through branches and ATMs. All the processing units are connected with diversified mobility and work flow solutions integrated with digital image capturing features which enable functioning of operations in a digitized and paper free environment. The back-end operations are enabled with the latest technology including robotic solutions, optical character recognition, artificial intelligence, natural language processing, application programming interface and data analytics. We have a cognitive cheque clearing technique which extensively uses data analytics to improve the time taken in the cheque clearing process and enhanced due diligence enabling stronger process controls. Branch processes are continuously reviewed and redesigned, and critical services enabled for self-service, thereby enhancing customer convenience.

Transaction banking

Transaction banking is an important value proposition for corporates. This includes creation of digital platforms for domestic and international trade, conceptualization and creating industry specific solutions across the value chain, enhancing collaboration and enabling agility through partnerships. During fiscal 2020, we took several steps in delivering on each of these pillars. Digitization efforts resulted in the Bank having a suite of more than 25 applications meeting different transaction banking needs of clients. These applications include industry leading offerings such as a system for software exporters that helps process almost 10.0% of information technology/information technology enabled exports of the country, and a platform to digitize procurement through tendering. The tendering solution is aiding 4,000 plus active units to have a seamless integration to complex procurement workflows.

All systems are hosted under the umbrella corporate internet banking platform, enabling simplicity and ease of processing for more than 0.8 million registered client users. During the year, we launched i-Xpress Connect in partnership with a global technology major. This is a portal that hosts standard application programme interface protocols enabling corporate clients to seamlessly access the Bank. The portal is estimated to reduce the turnaround time in integrating with client systems from 25 days to just a couple of days.

We have been working on developing industry specific solutions over the last few years. During fiscal 2020, we developed specific solutions for commodity market ecosystems through our Digi-Commodity offering. This platform enables digital collection of auction proceeds and auto reconciliation of outstanding invoices, while allowing for deal wise settlement across multiple stakeholders. More than 8,000 stakeholders are regularly using this platform.

We also actively pursued partnerships with fintechs and other entities, thereby gaining a wider access to markets at optimal costs. Trade over Blockchain is an initiative that the Bank continues to actively invest in. While continuing to work with other banks in the industry towards building an inland trade portal for clients, we have done Letter of Credit (LC) transactions of up to Rs. 50.0 billion on our internal trade platform over Blockchain.

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

Data Analytics, Data Warehousing and Data Mining

We have a dedicated Data Science and Analytics team that works across business areas on projects relating to business analytics, decision strategies, forecasting models, machine learning, rule engines and performance monitoring. We maintain a comprehensive enterprise wide data warehouse and employ statistical and modelling tools for leading-edge analytics. We have implemented an enterprise application integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative follows from our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points. It also aims to provide us with valuable information to compile a unified customer view and creates various opportunities associated with cross-selling and upselling other financial products.

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

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines addressing security against cyber threats. The triad of Confidentiality, Integrity and Availability are at the center of our comprehensive information security framework. The approach covers all aspects of prevention, detection and response. We have implemented a robust information and cyber security control framework by deploying several security controls including firewalls, intrusion prevention systems, a digital rights management solution, a data leakage prevention solution, an anti-email spoofing framework, mobile device management and an advanced behavior based anti-malware and dynamic URL filtering solution. We also emphasize on customer elements like protection from phishing, adaptive authentication, awareness initiatives and protection and risk configuration in the hands of the customers. For instance, in fiscal 2019, a unique feature was introduced in our mobile application which allows customers to view card related parameters and modify them based on requirements including temporarily blocking the card and changing the card limit. We have formulated robust security standards, processes and protocols which is proactively reviewed and enhanced in the backdrop of an ever-evolving cyber security landscape. We have a dedicated in-house cyber security operations center for monitoring and handling cyber security incidents. See also “Risk Factors—Risks Relating to Our Business—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

In the wake of the Covid-19 outbreak, and banking being classified as an essential service, we made arrangements for several key activities to be performed through secure work-from-home (WFH) technology solutions. While rolling out these solutions, appropriate controls were also implemented for information security. Further, detailed advisories were issued on Dos and Don’ts for employees to follow when they work from home. This is also being followed up with regular communication on information security best practices. Additional monitoring parameters have also been configured on the Bank’s 24x7 Security Operations Centre to continually monitor logs pertaining to WFH access of employees and generate alerts in case of any unusual events.

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

The retail market is rapidly changing with developments in technology and innovations in mobility and digitization. This has increased the focus of Indian banks on leveraging these trends to compete effectively. Banks in India, including us, are offering products and services through multiple technology-enabled channels including mobile and internet based banking services, apart from the traditional branch network. Foreign banks have the product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller customer base than Indian commercial banks. Indian public sector banks have wide branch distribution networks but generally have limited technology and marketing capabilities. Private sector banks have been expanding their branch network in recent years, though the network remains relatively smaller but have stronger technology capabilities. In addition, some specialized non-banking financial companies have increased market share in certain segments of retail banking products, including segments where banks have a presence. They have significantly expanded their network and emerged as competitors particularly in the home, vehicle and personal loans markets. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits.

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

New banks in the private sector are also competing with us. The Reserve Bank of India granted approval to two applicants for setting up new private sector banks which began banking operations during fiscal 2016. The Reserve Bank of India has given licenses to entities, which includes large telecom companies and pre-paid wallet providers, to establish payments banks. Licenses have also been given to establish small finance banks, which include micro-finance non-banking finance companies. Ten small finance banks and six payments banks have begun operations. Recently, a payment bank that had begun operations voluntarily decided to wind up its operations. The Reserve Bank of India has released guidelines with respect to continuous licensing policy for universal banks as compared to the earlier practice of intermittently issuing licenses. The Reserve Bank of India is also planning to allow small finance banks to apply for universal banking license under this framework. The Reserve Bank of India may also give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence.

Recently, non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us.

We seek to compete in this market through a full product portfolio and effective distribution channels, which include digital channels, branches, agents, partnerships and experienced professionals. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. Cross-selling appropriate products to existing customers based on analytics is a key element of our strategy. We seek to adopt a ‘Fair to Customer, Fair to Bank’ approach across all our businesses.

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

Commercial Banking Products and Services for Corporate Customers

The corporate sector has been facing significant challenges which has led to a slowdown in lending to the sector by public sector banks. Private sector banks have also been cautious in increasing their credit to corporate customers. We seek to compete in this segment based on our service and prompt turnaround time that we believe are significantly faster than public sector banks, as well as the significant improvement in our funding base and funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We offer customized financial solutions to customers based on the changing macro-economic landscape. We aim to offer services and provide solutions to a corporate along with its entire network of employees, dealers, vendors and all other stakeholders. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top-tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach in India relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, strong technology capabilities and our international presence to compete in treasury-related products and services.

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

Employees

At year-end fiscal 2020, we had 131,232 employees, including sales executives, employees on fixed term contracts and interns, compared to 117,340 employees at year-end fiscal 2019 and 112,360 employees at year-end fiscal 2018. Of these, 99,319 employees were employed by ICICI Bank at year-end fiscal 2020 (at year-end fiscal 2019: 86,763). Of our 131,232 employees at year-end fiscal 2020, approximately 66,513 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

The eligibility of each employee is determined based on an evaluation including criticality of the individual and the job performed. ICICI Bank pays performance linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. ICICI Bank also pays variable pay to sales officers and relationship manager in wealth management roles while monitoring that such pay-outs are in accordance with the compensation-related guidelines of the Reserve Bank of India. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined percentage of the fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which ICICI Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of evidence of deterioration in financial performance. In such cases, variable pay already paid out is subject to claw-back arrangements. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time. The declaration of minimum annual return for fiscal 2020 is awaited from the Government of India. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	March 31,
	2018		2019		2020
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	82,724	73.6%	86,763	73.9%	99,319	75.7%
ICICI Prudential Life Insurance Company Limited	15,819	14.1	14,159	12.1	14,700	11.2
ICICI Lombard General Insurance Company Limited	6,855	6.1	8,462	7.2	9,023	6.9
ICICI Home Finance Company Limited	332	0.3	1,273	1.1	1,836	1.4
ICICI Prudential Asset Management Company Limited	1,913	1.7	2,061	1.8	1,994	1.5
ICICI Securities Limited	4,189	3.7	4,072	3.5	3,801	2.9
ICICI Securities Primary Dealership Limited	76	0.1	75	0.1	76	0.1
Other	452	0.4	475	0.4	483	0.3
Total number of employees(1)	112,360	100.0%	117,340	100.0%	131,232	100.0%

_______________

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 2,094 at year-end fiscal 2020, 1961 at year-end fiscal 2019 and 1286 at year-end fiscal 2018.

Properties

Our existing registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India. The Board of Directors at their Meeting held on May 9, 2020 proposed to shift the registered office to its corporate headquarters. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank scheduled on August 14, 2020.

ICICI Bank had a domestic branch network consisting of 5,324 branches and 15,688 ATMs at March 31, 2020 compared to 4,874 branches and 14,987 ATMs at March 31, 2019. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 49 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 43 currency chests.

At March 31, 2020, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Singapore, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We are in the process of closing our branch in Sri Lanka.

We also provide residential facilities to employees in India. At March 31, 2020, we owned 685 apartments for providing residential facilities to our employees.

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

•

In September 2019, Securities and Exchange Board of India imposed a penalty of Rs. 1 million on ICICI Bank and a penalty of Rs. 0.2 million on the then Compliance Officer of ICICI Bank. The order was in respect of a matter wherein ICICI Bank had made a disclosure after its Board meeting held for providing an in-principle approval for the amalgamation of The Bank of Rajasthan Ltd. with ICICI Bank. ICICI Bank had entered into an agreement earlier on the same day with certain shareholders of The Bank of Rajasthan Ltd. The disclosure made by ICICI Bank after the Board meeting was construed as delayed disclosure by the Securities and Exchange Board of India while issuing the order. The Bank had filed an appeal against Securities and Exchange Board of India’s order with the Securities Appellate Tribunal on October 24, 2019. On July 8, 2020, Securities Appellate Tribunal has modified the penalty imposed on ICICI Bank to a warning.

The ex-compliance officer has filed an appeal with Securities Appellate Tribunal on September 30, 2019. Proceedings in the matter are under progress.

•	In December 2019, Securities and Exchange Board of India imposed a penalty of Rs. 0.3 million on ICICI Prudential Asset Management Company Limited and Rs. 0.2 million ICICI Prudential Trust Limited for certain violations of Securities and Exchange Board of India (Mutual Funds) Regulations.

•	In January 2020, Insurance Regulatory and Development Authority of India levied a penalty of Rs. 10 million for violations of certain provisions of Insurance Regulatory and Development Authority of India (Health) Regulation, 2013 on ICICI Lombard General Insurance Company Limited.

The following matters have been settled under settlement regulations with the Securities and Exchange Board of India:

•	Certain investors of real estate investment funds, registered in Mauritius (“Mauritius Funds”), which had invested in Indian funds namely India Advantage Fund III and India Advantage Fund IV (jointly referred as “Indian Funds”), had filed complaints with the Securities and Exchange Board of India against ICICI Venture Funds Management Company Limited, the Indian Funds and the Mauritius Funds.

The Securities and Exchange Board of India issued showcause notices dated April 27, 2018 to ICICI Venture Funds Management Company Limited, the Indian Funds and the Mauritius Funds (together referred to as “Noticees”) to show cause as to why inquiry should not be held against the Noticees. Noticees had filed their reply with the Securities and Exchange Board of India contesting the allegations made in the show cause notices. With a view to avoid costly and lengthy litigation, all the Noticees had filed settlement applications with the Securities and Exchange Board of India on a “no admission or denial of default” basis.

Pursuant to the said settlement applications, ICICI Venture Funds Management Company Limited paid an aggregate amount of Rs. 52 million to the Securities and Exchange Board of India towards settlement of the notices received by all the Noticees, the terms of which were set out in the settlement orders issued by the Securities and Exchange Board of India to the Noticees.

•	In July 2018, ICICI Prudential Asset Management Company Limited, our asset management subsidiary received a showcause letter from Securities and Exchange Board of India advising that it would be required to pay compensation together with interest to five schemes of ICICI Prudential Mutual Fund, in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018 as well as compensate the investors in these schemes who had redeemed their units since the March 2018 allotment. In accordance with the advice and with due approval, the relevant shares were sold in the secondary market and the difference of the sale proceeds of these shares and the allotment amount of such shares in the ICICI Securities Limited’s initial public offering as well as interest at 15% per annum were paid to the five schemes and the investors in these schemes were also compensated, who had redeemed their units since the March 2018 allotment amounting to Rs. 1.1 billion. Further, in the same matter, an adjudication proceeding has been initiated by the Securities and Exchange Board of India. Pursuant to the above, ICICI Prudential Asset Management Company Limited had applied for settlement of proceedings with Securities and Exchange Board of India and paid settlement charges of Rs. 9 million to Securities and Exchange Board of India. The Securities and Exchange Board of India through its order dated November 29, 2018, disposed-off the said pending proceedings.

•	ICICI Securities Limited has paid an amount of Rs. 3 million to the Securities and Exchange Board of India towards settlement amount under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018. The same was in relation to a settlement application submitted to the Securities and Exchange Board of India in the matter of two trading accounts that were opened at ICICI Securities Limited in January 2007 and July 2008 by account holders by misrepresenting their identities. Following the payment, a settlement order dated November 27, 2019 was passed by the Securities and Exchange Board of India in relation to alleged violation of Code of Conduct as specified in the Securities and Exchange Board of India (Stock Brokers and Sub-brokers) Regulations, 1992 and the Securities and Exchange Board of India (Intermediaries) Regulations, 2008. The Company had submitted an application for settlement under Settlement Regulations in respect of aforementioned matter with a view to avoid any protracted proceedings arising from the Securities and Exchange Board of India’s showcause notice dated October 5, 2018. The above referred settlement amount proposed by the Company has been approved by the High Powered Advisory Committee of the Securities and Exchange Board of India which was subsequently approved by the panel of wholetime Members of the Securities and Exchange Board of India.

At year-end fiscal 2020, our contingent tax liability was assessed at an aggregate of Rs. 69.2 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries by the tax authorities are not included in contingent liabilities as we believe that such proceedings are likely to be either dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2020. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us

Of the contingent tax liability of Rs. 69.2 billion:

•	Rs. 52.8 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•	Rs. 25.3 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in similar cases;

•	Rs. 12.3 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 3.3 billion related to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. We have relied on a favorable opinion from the counsel and past decisions by the appellate authorities in the Bank’s own case and other similar cases;

•	Rs. 1.0 billion related to taxability of amounts withdrawn from the special reserve. ICICI Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department;

•	Rs. 2.1 billion related to the disallowance of interest paid on perpetual bonds as it does not qualify as a borrowing and interest paid on these bonds is not admissible as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in Group’s own case;

•	Rs. 1.1 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in Group’s own case.

•	Rs. 14.1 billion was in respect of service tax matters. Of the total demand, Rs. 6.3 billion pertains to the Bank, mainly relating to applicability of service tax on collection agency services and interest on liquidity facilities in relation to securitization transactions, inter-change fee received by the Bank as an issuing bank on card transactions, amount paid as foreign bank charges in case of import and export transactions, consignment agency services provided to foreign bullion supplier, non-grossing up of TDS with respect to settlement charges paid to VISA/Master, denial of input credit availed for service tax on deposit insurance premium, ATM interchange fee paid by the Bank to acquiring banks. An amount of Rs. 1.5 billion pertained to our life insurance subsidiary for levying service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 4.3 billion pertained to the general insurance subsidiary mainly for disallowance of service tax input credit on payments made to automobile dealers; Rs. 1.1 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, and Rs. 0.3 billion pertains to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.6 billion pertained to other entities. We believe that the tax authorities would not be able to substantiate the above tax demands.

•	Rs. 2.3 billion mainly pertained to sales tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters where we are relying on favorable opinions from the counsel. The disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, the management believes that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 42.9 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 28.3 billion mainly pertained to the deduction of bad debts, broken period interest and levy of penalties, which were covered by favorable Supreme Court of India decisions in own/other cases and Rs. 13.6 billion pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities have not been quantified, as we believe that such proceedings were likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

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

We held a total provision of Rs. 503.5 million at year-end fiscal 2020 for 373 cases with claims totaling to approximately Rs. 1.3 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2020, such claims amounted to a total of Rs. 3.3 billion relating to 108 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 242 such cases at year-end fiscal 2020.

Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2020, there were 94 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of approximately Rs. 806.2 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are 9 litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure of Kingfisher Airlines Limited to a third party in September 2012 and thereby ceased to be a lender to Kingfisher Airlines Limited. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	UIC Udyog Limited has filed a suit jointly against ICICI Bank limited and other banks claiming compensation for loss of business, goodwill, etc. for allegedly refusing to infuse funds in line with the agreement arrived at pursuant to restructuring of the existing facilities. The matter is being contested on merits on the grounds that UIC Udyog Limited failed to comply with the terms and conditions as recorded in the minutes of the Joint Meetings held by the Consortium Lenders between the 2014 and 2016 and the restructuring documents leading to the accounts of UIC Udyog Limited being classified as non-performing asset. In the meantime, pursuant to the application by an another bank, and subsequent passing of the admission order dated September 30, 2019 by the National Company Law Tribunal, Kolkata, corporate insolvency resolution process has been initiated against UIC Udyog Limited and the same is currently underway. Based on the evaluation of the likelihood of outcome, the assessment of liability in respect of the claim which amounts to Rs. 5.3 billion, has been classified as remote.

•	Pursuant to invocation of the corporate guarantee of Essar Energy Limited in relation to Essar Power Jharkhand Limited and initiation of winding up action by ICICI Bank in UK, Essar Energy Limited filed a suit against ICICI Bank in the Bombay High Court for a claim amount of Rs. 42.3 billion. At the first hearing, pursuant to arguments, Essar Energy Limited agreed that it shall not presently press for any interim reliefs and agreed to give sufficient notice to ICICI Bank before pursuing for any interim relief. ICICI Bank has filed its written statement in the matter in line with procedural requirements. Essar Energy Limited has not pressed for any interim relief as on date. The matter has not been listed for any further hearing. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote..

•	ICICI Bank had extended credit facilities to Shrenuj & Company Limited. However, the borrower along with the guarantors/promoters defaulted on the amounts due. The Bank subsequently filed an original application for recovery of claims amounting to Rs. 1.6 billion plus applicable interest and expenses. The Bank also filed an interim application for appointment of a Court Receiver to take possession of the movable assets charged to the Bank in the Debt Recovery Tribunal, Mumbai in June 2016. The Tribunal through its ex-parte order dated June 15, 2016 appointed an employee of ICICI Bank as Court Receiver to take physical possession of the movable assets available across various premises of the borrower in Mumbai. The Court Receiver and other officers of ICICI Bank duly took possession of the movable assets situated at different places. In the interim, ICICI Bank sold the loan assets of the borrower to an asset reconstruction company. Accordingly, the asset reconstruction company was duly substituted in place of ICICI Bank in the original application. In January, 2018 the borrower and guarantors/ promoters filed interim applications under the original application against ICICI Bank as proposed defendant. The applications for impleading the Bank in the counter claim applications are pending and hence the Bank is not a party to the Original Applications. Further, ICICI Bank has an arguable case on merits. No concrete facts have been pleaded by the applicants justifying their entitlements to the claims/damages of Rs. 73.6 billion sought under the applications. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	Punj Lloyd Limited (borrower) has filed a counter-claim in the Debt Recovery Tribunal, New Delhi where ICICI Bank has filed an original application for recovery of its dues contending that ICICI Bank failed and neglected to render timely assistance to the borrower despite them requesting ICICI Bank on several occasions for the issuance of performance bank guarantees, bid bonds and advance bank guarantees. Their allegation in the counter claim is that non-issuance of the bank guarantees and bid bonds has led to the borrower losing several projects. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	ICICI Bank has filed an original application before the Debts Recovery Tribunal, New Delhi for recovery of outstanding dues payable by the guarantors for the facilities availed by Bhushan Power and Steel Limited (aggregate claim amount in the original application is for an amount of Rs. 7.3 billion including interest). The guarantors filed their reply along with counter claim for an amount of Rs. 629.0 billion along with interest on account of alleged loss of profitability, loss of business opportunities, damages qua loss of reputation and direct commercial loss. ICICI Bank has already filed its rejoinder-cum-reply to the written statement-cum-counter claim filed by the guarantors. The matter is currently as the stage of evidence/discovery. Since no concrete facts have been pleaded by the defendants justifying their entitlements to the claims/damages sought under the counter claim, the assessment of liability has been classified as remote.

•	In April 2019, Sanghvi Combines has filed a special civil suit against ICICI Bank for (i) release of title deeds of the property situated at Gat no. 196 at village Kirkatwadi, Pune, mortgaged in favour of ICICI Bank to secure the credit facilities granted to DS Kulkarni Developers Limited and DS Kulkarni & Company and (ii) for damages of Rs. 4.0 billion on account of loss of its business and mental agony. Gat no. 196 is owned by DS Kulkarni Developers Limited and the same has been sold by DS Kulkarni Developers Limited (which had availed loans from the Bank) to Sanghvi Combines. However, no consent as required was granted by ICICI Bank permitting the sale of Gat no. 196. The Bank has filed its written statement and reply to injunction application, a decision on which is awaited. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	ICICI Bank Limited, Hong Kong Branch has intervened in the winding up proceedings in the High Court of Hong Kong against UIL Hong Kong Limited claiming an amount of US$ 20.8 million. The winding up order was passed on September 2, 2019 and provisional liquidators were appointed. On the same day, the Bank has also received a Writ of Summons filed by UIL Hong Kong Limited before the High Court, for the cross claims against the Bank. While the Writ of Summons does not quantify the damages claimed by UIL Hong Kong Limited, except the restitution/repayment amounts, UIL Hong Kong Limited had indicated an overall claim of around USD 41.4 million against the Bank in prior communications. Based on current status of the company being in liquidation and likelihood of outcome, the assessment of liability has been classified as remote.

•	In January 2020, Mr. Anish Niranjan Nanavaty, the Resolution Professional appointed in the insolvency resolution process for Reliance Communications Limited under the Insolvency and Bankruptcy Code, 2016 has filed a miscellaneous application against ICICI Bank at National Company Law Tribunal – Mumbai alleging preferential payments amounting to Rs. 2.1 billion, made by Reliance Communications Limited to ICICI Bank as repayment of debt incurred, and seeking refund of said amount. The filing of the reply to the application by ICICI Bank, as well as subsequent hearings in the matter have been postponed due to the Covid-19 related restrictions imposed by the National Company Law Tribunal. As per the opinion letter obtained by the external counsel, the likelihood of the claim succeeding against ICICI Bank in this matter is classified as possible.

•	Certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited (ICICI Venture), a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture, the trustee of real estate fund, India and administrators of the real estate investment fund, Mauritius and ICICI Bank alleging mis-selling and mismanagement of real estate investment fund, and have claimed damages of US$ 103.6 million. All the respondents to the petition, including ICICI Bank and ICICI Venture have denied and rebutted the allegations and countered the petition. The preliminary objections raised by ICICI Venture and ICICI Bank were heard by the court and has stayed the proceedings against ICICI Bank and ICICI Venture. In the subsequent hearing on July 1, 2020, the Plaintiffs informed the Court of their decision not to appeal against the order staying the proceedings as against ICICI Venture and ICICI Bank. In light of this judgement, a motion has been made by ICICI Venture and ICICI Bank to put them out of cause under the petition. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

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

The board of directors considered the enquiry report on its receipt at the board meeting held on January 30, 2019. The enquiry report concluded, primarily on account of ineffectively dealing with conflict of interest and due disclosure or recusal requirements, that Ms. Chanda Kochhar was in violation of the ICICI Bank Code of Conduct, its framework for dealing with conflict of interest and fiduciary duties, and in terms of applicable Indian laws, rules and regulations. It also concluded that her lack of diligence with respect to annual disclosures as required by the Bank in terms of its internal policies, the ICICI Bank Code of Conduct and applicable Indian laws, rules and regulations on her interests (direct or indirect) towards avoidance of conflict of interest, when considered that the Bank’s processes were dependent solely on the directors discharging their fiduciary duty to recuse themselves and avoid conflict, implies that the Bank’s processes were rendered ineffective by her approach to such disclosures and avoidance of conflict. Following the receipt of the enquiry report, the board of directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences (including revocation of all her existing and future entitlements such as any unpaid amounts, unpaid bonuses or increments, unvested and vested & unexercised stock options, and medical benefits), and require the clawback of all bonuses paid from April 2009 until March 2018. In November 2019, Ms. Chanda Kochhar had filed a Writ Petition in the Bombay High Court inter alia to uphold validity of her early retirement and challenging the separation being treated by the Bank as ‘Termination for Cause’ and its attendant consequences. The Writ Petition was dismissed by the Bombay High Court as not maintainable. Separately, in January 2020, the Bank instituted a recovery suit against Ms. Chanda Kochhar for inter alia the clawback of bonus paid from April 2009 to March 2018.

Enquiries by government and regulatory agencies in the matter are continuing. The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. The Bank has responded to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation (“CBI”) had also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank. Authorities such as the Enforcement Directorate and Income-tax authorities are also probing the matter. In January 2019, the CBI filed a first information report against Ms. Chanda Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals who were on the board of directors of the Bank when the alleged transactions occurred and were part of committees that sanctioned credit facilities to the concerned borrower group, may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary.

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

Fees and Other Payments Made by the Depositary

In March 2020, we agreed to an amendment to an agreement previously entered into with the Depositary, Deutsche Bank Trust Company Americas in fiscal 2018. Under this amended agreement, the Depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the Depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. Subsequent to the amendment in March 2020, the payments will resume in fiscal 2021. Accordingly, during fiscal 2020, we did not receive any payment from the Depositary. In April, 2020 we received approximately US$ 1.4 million relating to the ADR program.

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

Banks in India currently prepare their financial statements as per the guidelines issued by the Reserve Bank of India, the Accounting Standards notified under section 133 of the Companies Act, 2013 and Indian GAAP. In February 2015, the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, issued a roadmap for transitioning to new Indian Accounting Standards (Ind AS) by Indian companies in a phased manner starting from April 1, 2016. For banking companies, insurance companies and non-banking finance companies, the implementation of Ind AS was to begin from April 1, 2018. While, Ind AS was implemented for non-banking finance companies from April 1, 2018, the implementation of Ind AS for banking and insurance companies is deferred till further notice.

Accordingly, certain non-banking finance subsidiaries of the Bank, namely ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Limited have adopted Ind AS from April 1, 2018. However, in the preparation of consolidated financial statements of the Bank, financial statements as per Indian GAAP of these entities have been considered, as the Bank continues to prepare its financial statements as per Indian GAAP. All the numbers reported/considered in this document for these subsidiaries are based on Indian GAAP.

The consolidated financial statements for fiscal 2016 through fiscal 2018 were audited by B S R & Co. LLP, Chartered Accountants, and for fiscal 2019 and 2020 by Walker Chandiok & Co LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2016 through 2020 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2016	2017	2018	2019	2020	2020 (1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs. 592,937	Rs. 609,399	Rs. 621,623	Rs. 719,816	Rs. 848,358	US$ 11,253
Interest expense	(339,965)	(348,358)	(342,620)	(391,775)	(446,655)	(5,925)
Net interest income	252,972	261,041	279,003	328,041	401,703	5,328
Non-interest income	421,021	524,577	568,068	593,249	649,503	8,615
Net total income	673,994	785,618	847,070	921,290	1,051,206	13,944
Non-interest expenses
Payments to and provisions for employees	(69,123)	(78,933)	(83,335)	(94,253)	(111,567)	(1,480)
Expenses pertaining to insurance business	(232,710)	(276,982)	(336,374)	(391,686)	(425,587)	(5,645)
Other operating expenses(3)	(106,062)	(125,785)	(137,847)	(156,650)	(178,025)	(2,361)
Total non-interest expenses	(407,895)	(481,700)	(557,556)	(642,589)	(715,179)	(9,486)
Operating profit before provisions	266,098	303,918	289,515	278,701	336,027	4,458
Provisions and contingencies	(123,054)	(165,825)	(179,730)	(204,618)	(150,141)	(1,992)
Profit before tax	143,044	138,093	109,785	74,083	185,886	2,466
Provision for tax	(33,775)	(24,690)	(18,789)	(17,191)	(73,631)	(977)
Profit after tax	109,269	113,403	90,996	56,892	112,255	1,489
Minority interest	(7,469)	(11,519)	(13,874)	(14,349)	(16,592)	(220)
Net profit	Rs. 101,800	Rs. 101,884	Rs. 77,122	Rs. 42,543	Rs. 95,663	US$ 1,269
Per common share:
Earnings-basic(4) (8)	Rs. 15.94	Rs. 15.92	Rs. 12.02	Rs. 6.61	Rs. 14.81	US$ 0.20
Earnings-diluted(5) (8)	15.83	15.84	11.89	6.53	14.55	0.19
Dividend for the year(6)	5.00	2.50	1.50	1.00	-	-
Book value(6) (7) (8)	139.18	154.37	159.77	160.10	176.19	2.34
Equity shares outstanding at the end of the period (in millions of equity shares)	6,396	6,407	6,428	6,446	6,473
Weighted average equity shares outstanding – Basic (in millions of equity shares)	6,388	6,401	6,417	6,436	6,460
Weighted average equity shares outstanding – diluted (in millions of equity shares) (8)	6,424	6,427	6,482	6,509	6,567

(1)	Rupee amounts for fiscal 2020 have been translated into U.S. dollars using the exchange rate of Rs. 75.39 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2020.

(2)	Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables. Interest income also includes interest on income tax refunds of Rs. 3.3 billion, Rs. 4.5 billion, Rs. 2.8 billion, Rs. 4.9 billion and Rs. 3.0 billion for fiscal 2016, 2017, 2018, 2019 and 2020 respectively.

(3)	Includes depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 105,867,630, 136,021,078, 98,589,014, 68,001,501 and 34,405,030 equity shares granted to employees at a weighted average exercise price of Rs. 250.9, Rs. 244.4, Rs. 246.1, Rs. 265.9 and Rs. 400.5 were outstanding at year-end fiscal 2016, 2017, 2018, 2019 and 2020 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which was paid in fiscal 2019. We declared a dividend of Rs. 1.00 per equity share for fiscal 2019, which was paid in fiscal 2020.The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax. In April 2020, the Reserve Bank of India has directed that banks shall not make any further dividend payouts from the profits profit pertaining to fiscal 2020 until further instructions in order to conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by Covid-19. Accordingly, we have not declared any dividend for fiscal 2020.

(7)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(8) The Bank issued 582,984,544 equity shares as bonus shares in June 2017. The number of shares have been restated and related ratios re-computed for all the previous periods presented.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. The average balances are the sum of daily average balances outstanding.

	Year ended March 31,
	2016	2017	2018	2019	2020
Selected income statement data:
Interest income	7.00%	6.52%	6.18%	6.46%	6.73%
Interest expense	(4.01)	(3.73)	(3.41)	(3.52)	(3.54)
Net interest income	2.99	2.79	2.77	2.94	3.19
Non-interest income	4.97	5.62	5.65	5.33	5.15
Net Total income	7.95	8.41	8.42	8.27	8.34
Payments to and provisions for employees	(0.82)	(0.85)	(0.83)	(0.85)	(0.88)
Expenses pertaining to insurance business	(2.75)	(2.97)	(3.34)	(3.52)	(3.38)
Other operating expenses	(1.25)	(1.35)	(1.37)	(1.41)	(1.41)
Non-interest expenses	(4.81)	(5.16)	(5.54)	(5.77)	(5.67)
Operating profit before provisions	3.14	3.25	2.88	2.50	2.67
Provisions and contingencies	(1.45)	(1.78)	(1.79)	(1.84)	(1.19)
Profit before tax	1.69	1.48	1.09	0.67	1.47
Provision for tax	(0.40)	(0.26)	(0.19)	(0.15)	(0.58)
Profit after tax	1.29	1.21	0.91	0.51	0.89
Minority interest	(0.09)	(0.12)	(0.14)	(0.13)	(0.13)
Net profit	1.20%	1.09%	0.77%	0.38%	0.76%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2016	2017	2018	2019	2020	2020(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs. 9,175,270	Rs. 9,857,247	Rs. 11,242,810	Rs. 12,387,939	Rs. 13,772,922	US$ 182,659
Investments	2,860,441	3,043,733	3,722,077	3,982,008	4,434,726	58,824
Advances, net	4,937,291	5,153,173	5,668,542	6,469,617	7,062,461	93,679
Non-performing customer assets (gross)	293,216	458,861	575,261	491,845	444,223	5,892
Total liabilities(4)	8,234,163	8,810,927	10,136,513	11,245,404	12,543,321	166,379
Deposits	4,510,774	5,125,873	5,857,961	6,813,169	8,007,845	106,219
Borrowings	2,203,777	1,882,868	2,294,018	2,103,241	2,138,518	28,366
Equity share capital	11,632	11,651	12,858	12,895	12,948	172
Reserves and surplus(2)	929,475	1,034,669	1,093,439	1,129,640	1,216,653	16,138
Period average(3):
Total assets	8,474,703	9,339,862	10,061,763	11,139,970	12,608,542	167,244
Interest-earning assets	7,246,635	7,911,740	8,443,631	9,340,049	10,616,944	140,827
Advances, net	4,672,596	4,996,376	5,275,359	5,930,847	6,709,127	88,992
Total liabilities(4)	7,554,950	8,337,139	8,969,649	10,006,765	11,403,071	151,254
Interest-bearing liabilities	6,094,406	6,630,273	7,063,215	7,876,708	8,972,795	119,018
Deposits	3,940,495	4,498,174	5,038,306	5,725,449	6,891,767	91,415
Borrowings	2,153,911	2,132,099	2,024,909	2,151,259	2,081,028	27,604
Stockholders’ equity	919,753	1,002,723	1,092,114	1,133,205	1,205,471	15,989
Profitability:
Net profit as a percentage of:
Average total assets	1.20%	1.09%	0.77%	0.38%	0.76%
Average stockholders’ equity	11.07	10.16	7.06	3.75	7.9
Dividend payout ratio(5)	28.56	14.31	12.50	15.13	-
Spread(6)	2.64	2.48	2.54	2.76	3.02
Net interest margin(7)	3.52	3.33	3.33	3.54	3.80
Cost-to-income ratio(8)	60.52	61.31	65.82	69.75	68.03
Cost-to-average assets ratio(9)	4.81	5.16	5.54	5.77	5.67
Capital(10):
Average stockholders’ equity as a percentage of average total assets	10.85%	10.74%	10.85%	10.17%	9.56%
Asset quality:
Net restructured assets as a percentage of net customer assets	1.64%	0.84%	0.28%	0.05%	0.05%
Net non-performing assets as a percentage of net customer assets(11)	2.66%	4.73%	4.59%	2.00%	1.41%
Provision on restructured assets as a percentage of gross restructured assets	7.68%	5.92%	3.38%	7.46%	5.40%
Provision on non-performing assets as a percentage of gross non-performing assets	49.60%	41.09%	48.97%	70.86%	75.30%
Provision as a percentage of gross customer assets(12)	3.36%	3.86%	4.73%	5.09%	4.97%

(1)	Rupee amounts at year-end fiscal 2020 have been translated into U.S. dollars using the exchange rate of Rs. 75.39 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2020.

(2)	Includes balance in employee stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(3)	The average balances are the sum of daily average balances outstanding.

(4)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

(6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(8)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of non-interest expenses to average total assets.

(10)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2020 were: common equity Tier 1 risk-based capital ratio of 13.39%; Tier 1 risk-based capital ratio of 14.72%; and total risk-based capital ratio of 16.11%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2020 were: common equity Tier 1 risk-based capital ratio of 13.21%; Tier 1 risk-based capital ratio of 14.41%; and total risk-based capital ratio of 15.81%.

(11)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(12)	Includes general provision on standard assets.

(13)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2016	2017	2018	2019	2020	2020(1)
	(in millions other than per equity share))
Total income(2)	Rs. 371,339	Rs. 436,639	Rs. 576,138	Rs. 560,171	Rs. 650,603	US$ 8,630
Net income/(loss) attributable to ICICI Bank stockholders	73,037	62,399	178,680	94,950	113,338	1,503
Total assets	7,855,336	8,243,392	9,851,035	10,860,773	12,414,562	164,671
ICICI Bank stockholders’ equity	981,675	1,034,759	1,212,771	1,315,305	1,457,180	19,329
Accumulated other comprehensive income/(loss)	44,486	63,305	42,464	46,546	73,763	978
Per equity share
Basic earnings per share(3)	11.43	9.75	27.84	14.75	17.54	0.23
Diluted earnings per share(4)	11.36	9.70	27.65	14.61	17.28	0.23
Dividend for the year(5)	5.00	2.50	1.50	1.00	-	-

(1)	Rupee amounts at year-end fiscal 2020 have been translated into U.S. dollars using the exchange rate of Rs. 75.39 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2020.

(2)	Represents net interest income plus non-interest income.

(3)	Represents basic earnings per share before dilutive impact.

(4)	Represents diluted earnings per share. Options to purchase 105,867,630, 136,021,078, 98,589,014, 68,001,501 and 34,405,030 equity shares granted to employees at a weighted average exercise price of Rs. 250.9, Rs. 244.4, Rs. 246.1, Rs. 265.9 and Rs. 400.5 were outstanding at year-end fiscal 2016, 2017, 2018, 2019 and 2020 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(5)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which was paid in fiscal 2019. We declared a dividend of Rs. 1.00 per equity share for fiscal 2019, which was paid in fiscal 2020. In April 2020, the Reserve Bank of India has directed that banks shall not make any further dividend payouts from the profits profit pertaining to fiscal 2020 until further instructions in order to conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by Covid-19. Accordingly, we have not declared any dividend for fiscal 2020.

(6)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, housing finance and private equity products and services through specialized subsidiaries. Our consolidated total assets at year-end fiscal 2020 were Rs. 13,772.9 billion. Our consolidated capital and reserves at year-end fiscal 2020 were Rs. 1,229.6 billion and our consolidated net profit for fiscal 2020 was Rs. 95.7 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 5,324 branches and 15,688 ATMs in India at year-end fiscal 2020.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, including deposit, wealth management and remittance products and services, Indian businesses in international markets and select multinational corporations, with a focus on trade finance and commercial banking products; and mortgage products in our Canada subsidiary. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multinational corporations and to local corporations. They also engage in advisory and syndication activities for fundraising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States, South Africa and Bahrain. We are in the process of closing our branch in Sri Lanka. We have representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany.

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

We are also engaged in insurance, asset management, housing finance, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was one of the largest private sector life insurance companies in India during fiscal 2020, with a market share of 9.0% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited, following the sale of 12.63% of the shares of the company, which were held by ICICI Bank through an offer for sale in an initial public offering. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2020, with a market share of 7.0% on a gross direct premium income basis according to the Insurance Regulatory Development Authority of India. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was one of the largest mutual funds in India in terms of average funds under management for the three months ended March 31, 2020 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities, respectively. ICICI Securities owns icicidirect.com, a leading online securities broking platform. ICICI Securities Limited has a subsidiary in United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in securities broking or broker-dealer services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited in an initial public offer. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in April 2018. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

Business Environment

Our loan portfolio, financial condition and results of operations have been and, in the future would be, influenced by economic conditions in India, global economic developments affecting our customers such as changes in commodity prices and geo-political risks, conditions in global financial markets, economic conditions in the United States and in foreign countries where we have a significant presence or which impact the Indian economy and global markets, evolving global and domestic regulations, and global and regional natural calamities and health epidemics such as Covid-19. For ease of understanding the following discussion of our results of operations, you should consider these macroeconomic factors and other key developments.

Trends in fiscal 2020

The global economy grew by 2.9% during calendar year 2019 compared to 3.6% in calendar year 2018. The advanced economies grew by 1.7% and the emerging and developing economies increased by 3.7% in calendar year 2019. Key developments during calendar year 2019 that impacted the global economic environment included an accommodative monetary policy by the U.S. Federal Reserve and European Central Bank, intermittent easing of trade tensions between the United States. and China, increase in geopolitical risks, delay in the Brexit deal and stable crude oil prices and financial markets for most part of the year.

India’s gross domestic product grew by 4.2% during fiscal 2020, compared to growth of 6.1% during fiscal 2019. As per industry-wise growth estimates on a gross value added basis, the agriculture sector grew by 4.0% in fiscal 2020 compared to 2.4% in fiscal 2019, industry by 0.9% in fiscal 2020 compared to 4.9% in fiscal 2019 and the services sector by 5.5% in fiscal 2020 compared to 7.7% in fiscal 2019. The growth in gross domestic product was significantly slower at 3.1% during the three months ended March 31, 2020, as the outbreak of the Covid-19 pandemic and consequent lockdown began impacting economic activity. The Government of India announced a number of measures during the year with a view to support growth in the economy. A key announcement was a reduction in the tax rate on corporates from 30.0% of profits to 22.0% (effective rate of 25.17% including cess and surcharges), for corporates not availing of any exemptions or incentives applicable under the Income Tax rules.

Since the first quarter of calendar year 2020, the Covid-19 pandemic has impacted most countries, including India, and has resulted in substantial volatility in global financial markets, increased unemployment and operational challenges, such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols, which have significantly slowed down economic activity. The Government of India initiated a nationwide lockdown from March 25, 2020 for three weeks, which was extended to May 31, 2020. High frequency economic indicators point to a standstill in economic activity in April 2020 with some improvement from May 2020. India has commenced calibrated easing of lockdown measures since June 2020.

Many countries, including India, have taken unprecedented fiscal and monetary actions in an effort to help alleviate the economic and other impacts of the crisis. The Reserve Bank of India has announced several measures to ease stress on the financial system and economy, including enhancing system-wide liquidity, reducing interest rates, a moratorium on loan repayments for certain borrowers, an asset classification standstill benefit for overdue accounts where a moratorium has been granted and relaxing the liquidity coverage ratio requirement, among others. The government also announced an economic package which included direct benefit transfers to individuals in low-income groups, free food-grain distribution, access to credit for small businesses with government guarantee and policy reforms. It is unclear whether these or future actions will be successful in countering the economic disruption owing to the pandemic.  If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the Indian and the global economy will deepen, and our results of operations and financial condition will be adversely affected. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Inflation as measured by the Consumer Price Index increased from 2.9% in March 2019 to 4.0% in September 2019, remaining within the policy target range. However, inflation increased during the latter part of the year to a high of 7.4% in December 2019 and subsequently eased to 5.9% in March 2020 largely driven by movement in food prices. Core inflation (inflation excluding food and fuel) broadly remained moderate during the year and decreased from 5.0% in March 2019 to 4.1% in March 2020.

Considering inflation was within the comfort levels of the Reserve Bank of India in the first half of fiscal 2020, the central bank reduced the repo rate by 110 basis points during April-October 2019 from 6.25% at end-March 2019 to 5.15% at October 2019. The policy stance was changed from “neutral” to “accommodative” in June 2019. The repo rate was maintained subsequently until March 2020 following the rise in inflation level. On March 27, 2020, the Reserve Bank of India announced a sharp reduction of 75 basis points in the repo rate to 4.40% as a measure to combat the impact of the Covid-19 pandemic. During the three months ended June 30, 2020, the Reserve Bank of India reduced the repo rate by a further 40 basis points to 4.0% on May 22, 2020.

Merchandise exports declined by 4.8% while merchandise imports declined by 9.1% during fiscal 2020. The decline in imports was driven by both oil and non-oil imports. The trade deficit decreased to U.S. $ 152.9 billion in fiscal 2020 compared to a trade deficit of U.S. $ 184.0 billion in fiscal 2019. As a proportion of India’s gross domestic product, the current account deficit declined from 2.2% in fiscal 2019 to 0.8% in fiscal 2020. Foreign direct investment inflows into India increased to U.S. $ 56.0 billion during fiscal 2020 compared to U.S. $ 43.3 billion during fiscal 2019. There was a net inflow of U.S. $ 552 million of foreign portfolio investments during fiscal 2020, with a net inflow of U.S. $ 990 million in debt markets and a net outflow of U.S. $ 438 million in equity markets. The increased uncertainties and risk aversion caused by Covid-19 pandemic across countries, there was significant outflows of foreign institutional investments from Indian equity and debt markets in an aggregate amount of about U.S. $14.7 billion during the three months ended March 31, 2020.

The equity market benchmark, the S&P BSE Sensex, declined by 23.8% during fiscal 2020. The benchmark equity index increased by 6.7% during the nine months ended December 31, 2019 and subsequently declined sharply during the three months ended March 31, 2020 by 28.6% driven by global risk aversion following the Covid-19 pandemic. The Rupee depreciated by 9.0% from Rs. 69.16 per U.S. dollar at end-March 2019 to Rs. 75.39 per U.S. dollar at end-March 2020, with a sharp depreciation of 3.9% in March 2020. During fiscal 2020, yields on the 10-year benchmark government securities moderated by 121 basis points from 7.4% at end-March 2019 to 6.1% at end-March 2020. This easing of government bond yields was partly due to the comfortable systemic liquidity maintained by the Reserve Bank of India for most part of the year as a measure to support growth and improve flow of funds to the economy.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 6.2% to Rs. 734.9 billion during fiscal 2020 compared to Rs. 691.8 billion during fiscal 2019. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 10.8% to Rs. 1,786.9 billion compared to Rs. 1,613.0 billion during fiscal 2019. The average assets under management of mutual funds increased by 10.4% from Rs. 24.5 trillion for the three months ended March 31, 2019 to Rs. 27.0 trillion for the three months ended March 31, 2020. Certain debt mutual funds experienced challenges in liquidity and meeting redemptions following volatility in Indian financial markets caused by the Covid-19 pandemic. This led to the Indian arm of a large U.S. based asset management company deciding to close down six of its debt funds in India. Following this, in May 2020, the Reserve Bank of India announced a special liquidity window for mutual funds through its Targeted Long-Term Repo Operations.

In the banking sector, non-food credit growth declined significantly towards the end of fiscal 2020 due to the lockdown announced as part of measures to combat the spread of the Covid-19 pandemic. Banking system non-food credit growth declined from 13.4% at March 29, 2019 to 8.6% at September 27, 2019 and further to 6.1% at March 27, 2020. In terms of sector-wise deployment of credit, retail loans grew by 15.7%, credit to services sector by 8.5%, credit to industry grew by 1.4% and credit to agriculture sector by 5.2% at March 27, 2020. Deposit growth was higher compared to credit growth during fiscal 2020, though there was a drop in growth at end-March 2020. Growth in total deposits remained above 9.0% through the year in fiscal 2020, and dropped to 7.9% at March 27, 2020.

As per the Reserve Bank of India’s Financial Stability Report of June 2020, gross non-performing assets of scheduled commercial banks reduced from 9.3% at September 30, 2019 to 8.5% at March 31, 2020, and net non-performing assets ratio reduced from 3.7% at September 30, 2019 to 3.0% at March 31, 2020. Additions to the non-performing assets of banks declined during the year. The provision coverage ratio improved from 61.6% at September 30, 2019 to 65.4% at March 31, 2020. Challenges continued for the non-banking financial companies and housing finance companies during fiscal 2020, with subdued growth and declines in available market funding. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its debt obligations during the year. In March 2020, the Reserve Bank of India imposed a moratorium restricting deposit withdrawals from a private sector bank, followed by implementation of a scheme of reconstruction for the bank involving changes in management and an equity capital infusion by several Indian banks, including us. The private sector bank also wrote down additional tier-1 bonds.

During the year, the government announced the amalgamation of 10 public sector banks into four big banks. This merger was effective from April 1, 2020. Including past mergers, the total count of public sector banks has decreased from 27 banks in fiscal 2017 to 12 banks post the mergers.

Regulatory measures

Key regulatory measures announced during the year prior to the onset of the Covid-19 pandemic were as follows:

•	In April 2019, the Supreme Court declared the circular by the Reserve Bank of India on the revised framework for resolution of stressed assets dated February 12, 2018 as unconstitutional. In June 2019, the Reserve Bank of India issued revised guidelines, the Prudential Framework for Resolution of Stressed Assets by Banks, which allows lenders to decide on referring an account for resolution under the Insolvency and Bankruptcy Code, as compared to the previous requirement of referring in the event a resolution plan is not implemented within stipulated timelines. It also requires banks to make higher provisions for losses in case the resolution plan is not implemented within stipulated timelines. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default.

•	In June 2019, the Reserve Bank of India mandated maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks. This was effective from October 1, 2019.

•	For purposes of regulatory risk-based capital requirements, the Reserve Bank of India increased the risk weights on unrated exposures to corporates and infrastructure financing non-banking finance companies from 100.0% to 150.0%, where the aggregate exposure of the banking system exceeds Rs. 2.0 billion. This was effective from April 1, 2019.

•	In June 2019, the Reserve Bank of India announced the introduction of an electronic trading platform for certain foreign exchange transactions by retail customers of banks. The platform can be accessed by any customer of a bank who has a need to purchase or sell U.S. dollars against the rupee for delivery on a cash basis, tom basis or spot basis, subject to certain conditions.

•	In July 2019, the government of India amended the Insolvency and Bankruptcy Code. The revised Code provides an order of priority for the distribution of assets in the event of a liquidation, and gives priority to financial creditors ahead of operational creditors. The Code also provides a time-bound process for resolving insolvency.

•	In September 2019, the Reserve Bank of India issued guidelines to link all new floating rate personal or retail loans and floating rate loans to micro and small enterprises to an external benchmark from October 1, 2019. The benchmarks include the Reserve Bank of India’s repo rate, three-month and six-month treasury bill yield published by the Financial Benchmarks India Private Limited and any other benchmark market interest rate published by the Financial Benchmarks India Private Limited. The interest rate under the external benchmark shall be reset at least once in three months. Subsequently, all incremental floating rate loans to medium enterprises were also linked to an external benchmark from April 1, 2020.

•	For the purpose of satisfying regulatory risk-based capital requirements, in September 2019, the Reserve Bank of India reduced the risk weight for consumer credit, including personal loans, but excluding credit card receivables, from 125.0% to 100.0%.

•	In August 2019, the Reserve Bank of India allowed bank extensions of credit to registered non-banking financial companies (excluding microfinance institutions) for subsequent lending to agriculture, micro and small enterprises and housing to be eligible for classification as priority sector lending. This was allowed with the aim of increasing flow of credit to non-banking financial companies.

•	Banks were permitted to deduct the equivalent amount of incremental credit disbursed as retail loans for automobiles, residential housing and loans to micro, small and medium enterprises, over and above the outstanding level of credit to these segments at January 31, 2020 from their net demand and time liabilities for purposes of calculating the cash reserve ratio. This exemption is available for incremental credit extended up to the fortnight ending July 31, 2020.

•	The Reserve Bank of India extended the window for one-time restructuring of standard accounts of Goods and Services Tax registered micro, small and medium enterprises without an asset classification downgrade that were in default as of January 1, 2020. The restructuring under the scheme must be implemented by December 31, 2020 (extended from the earlier deadline of March 31, 2020).

Since March 27, 2020, the Reserve Bank of India has announced a series of monetary measures aimed at combating the impact of the Covid-19 pandemic. The measures announced were:

•	The repo rate was reduced by 75 basis points from 5.15% to 4.40% as of March 27, 2020. The repo rate was further reduced by 40 basis points to 4.0% as of May 22, 2020.

•	The Liquidity Adjustment Facility (LAF) corridor was widened asymmetrically to 65 basis points from the previous level of 50 basis points. Accordingly, the reverse repo rate was reduced by 90 basis points, from 4.90% to 4.00%, as of March 27, 2020. The reverse repo rate was thus 40 basis points lower than the repo rate, while the marginal standing facility rate continued to be higher by 25 basis points than the repo rate. On April 17, 2020, the Reserve Bank of India reduced the reverse repo rate by a further 25 basis points to 3.75% and further to 3.35% on May 22, 2020.

•	Targeted Long-Term Repo Operations were conducted, which were auctions of targeted long-term repos of up to three-year tenors at a floating rate linked to the repo rate. Liquidity made available to banks under the Targeted Long-Term Repo operations had to be deployed in investment grade corporate bonds, commercial paper and non-convertible debentures, over and above the outstanding level of investments in these bonds at March 27, 2020. Investments made by banks under this facility could be classified as held-to-maturity, even in excess of the 25.0% of the total investment permitted to be included as part of the held-to-maturity portfolio. The Reserve Bank of India subsequently conducted a second phase of Targeted Long-Term Repo Operations on April 17, 2020, wherein 50.0% of funds had to be deployed to microfinance institutions and non-banking financial companies. The distribution of funds is required to be at least 10.0% in securities issued by microfinance companies, 15.0% to non-banking financial companies of asset size below Rs. 5.0 billion and 25.0% to non-banking financial companies with asset size between Rs. 5.0 billion and Rs. 50.0 billion.

•	The cash reserve ratio requirement for banks was reduced by 100 basis points, from 4.0% of net demand and time liabilities to 3.0%. This was effective from March 28, 2020 until March 26, 2021.

•	The minimum daily cash reserve ratio balance requirement was decreased from 90.0% to 80.0%, effective from the fortnight beginning March 28, 2020 to September 25, 2020.

•	The limit for borrowing overnight under the marginal standing facility by dipping into the statutory liquidity ratio was raised to 3.0% of net demand and time liabilities from the previous level of 2.0%, until September 30, 2020.

As part of measures to combat the impact of the Covid-19 pandemic, the Reserve Bank of India announced certain regulatory measures in three parts on March 27, 2020, April 17, 2020 and May 22, 2020. The measures were as follows:

•	Banks and other lending institutions were allowed to provide a moratorium on all term loans (including agriculture term loans, retail and crop loans). Initially the moratorium was permitted for three months on payment of instalments falling due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Interest would continue to accrue on the outstanding portion of the term loan during the moratorium period. Instalments include principal and/or interest component, bullet repayments, equated monthly instalments and credit card dues. As per the Reserve Bank of India’s Financial Stability Report of June 2020, 50.1% of total loans of financial entities and 31.1% of loans of private sector banks were under moratorium at April 30, 2020.

•	A standstill in asset classification for accounts where a moratorium on payments for term loans has been availed from March 1, 2020 to August 31, 2020. For all accounts classified as standard as of February 29, 2020, even if overdue, the moratorium period, if applicable, must be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, if deferment was granted, all facilities classified as standard, including special mention accounts, as of February 29, 2020, must be excluded from the determination of out of order status. Banks are required to make general provisions of not less than 10.0% of the total outstanding amount of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision may be made over the two quarters ending at March 31, 2020 and June 30, 2020, at a minimum 5.0% per quarter. This provision cannot be used for calculating the net non-performing assets.

•	Banks and other lending institutions are allowed to defer the recovery of interest on working capital facilities during the period March 1, 2020 to August 31, 2020.

•	Banks are permitted to convert the accumulated interest for the deferment period, from March 1, 2020 to August 31, 2020, on working capital facilities into a funded interest term loan, which would be repayable by March 31, 2021.

•	Banks are required to disclose details pertaining to special mention accounts and overdue accounts where moratorium or deferment has been granted, amounts where asset classification benefits were extended and provisions for losses in the financial statements for fiscal year 2020, the six months ending September 30, 2020 and fiscal year 2021.

•	For stressed assets, where a resolution plan is underway and that are within the review period as of March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180-day review period for resolution.

•	As a one-time measure to facilitate flow of financing to corporate entities, the level of permissible exposure of a bank to a group of connected counterparties was increased from 25.0% to 30.0% of the capital base of the bank. This is applicable until June 30, 2021.

•	Banks, including us, are restricted from making dividend payouts from the profits pertaining to fiscal 2020. This restriction will be reassessed by the Reserve Bank of India based on the results for the three months ended September 30, 2020.

•	The liquidity coverage ratio to be maintained by banks was lowered from 100% to 80.0% until September 30, 2020, and will be increased to 90.0% starting from October 1, 2020, and further to 100.0% from April 21, 2021.

•	The implementation of the net stable funding ratio was deferred by six months from April 1, 2020 to October 1, 2020.

•	The last tranche of 0.625% of the Capital Conservation Buffer, which was to be applicable from March 31, 2020, was deferred to September 30, 2020. Accordingly, the pre-specified trigger for loss absorption through conversion or write-down of additional tier 1 instruments remains at 5.5% of risk-weighted assets and will rise to 6.125% of risk-weighted assets on September 30, 2020.

Key measures announced by the government for mitigating the impact of the Covid-19 pandemic include a guarantee program for collateral-free loans with an aggregate value of up to Rs. 3.0 trillion to small and medium enterprises and a liquidity facility for non-performing or stressed micro, small and medium enterprises. A special liquidity facility of up to Rs. 300.0 billion was provided for non-banking financial companies, housing finance companies and microfinance companies, and a liquidity infusion of Rs. 900.0 billion was announced for power distribution companies through a central public sector enterprise. The initiation of new insolvency proceedings was suspended for up to one year, depending upon the developing pandemic situation. Covid-19 related debt is excluded from the definition of default for the purpose of triggering insolvency proceedings. Several other policy reforms were announced, including the introduction of commercial mining in the coal sector, increasing private investments and reforms in the mineral sector, enhancing the foreign direct investment limit in the defense sector from 49.0% to 74.0%, privatization of airports, encouraging private participation in the space sector, enhancing viability gap funding for social sector projects and measures for infrastructure and capacity building in the agriculture sector. The government also announced a new public sector enterprise policy to limit presence of public enterprises in only strategic sectors. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”

Business Overview

While assessing our performance, we monitor key financial variables such as the movement in core operating profit (that is profit before provisions and tax, excluding treasury income), credit loss and return on equity. We also look at movement in yield on assets, cost of funds and net interest margin, movement in fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth, loan delinquency trends and performance of loans under moratorium. We re-evaluate underwriting norms and risk management on an ongoing basis, and assess the financial impact of events on our capital, revenue and credit costs. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, cyber threats and preparedness to address them and estimates of market share in key areas of business. We also continuously look at improving capabilities that may be required to respond to crisis related events.

India’s gross domestic product grew by 4.2% in fiscal 2020 compared to 6.1% in fiscal 2019. The industrial sector grew by 0.9% in fiscal 2020 compared to 4.9% in fiscal 2019 and the services sector grew by 5.5% in fiscal 2020 compared to 7.7% in fiscal 2019. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”. Banking system non-food credit grew by 6.1% at March 27, 2020 compared to a growth of 13.4% at March 29, 2019. Retail loans of the banking sector grew by 15.7% at end-March 2020, and remained the key driver of credit growth. Growth in deposit remained higher compared to credit growth during fiscal 2020. The gross non-performing loans ratio declined and provision coverage ratio increased during fiscal 2020 for the banking sector, including us. As per the Financial Stability Report of June 2020, the ratio of gross non-performing loans to total loans for the banking sector declined from 9.3% at end-March 2019 to 8.5% at end-March 2020 and provision coverage ratio increased from 60.5% at end-March 2019 to 65.4% at end-March 2020.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. In fiscal 2016, 2017 and 2018, there was a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status, for the banking sector, including us. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified time frames. In case the resolution plan was not finalized within specified time frames, these borrowers were required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The gross non-performing loans ratio in the banking system declined in fiscal 2019 and in fiscal 2020. A few large accounts referred under the Insolvency and Bankruptcy Code were resolved. However, challenges emerged in some sectors and specific corporates and promoter groups during fiscal 2019 and continued in fiscal 2020. The non-banking financial companies and housing finance companies faced significant pressures from mid-2018 following the default by a large non-banking financial company, which led to subdued growth and moderation in available market funding. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its debt obligations during fiscal 2020. Liquidity and asset quality pressures further aggravated for the non-banking financial companies and housing finance companies following the Covid-19 pandemic that impacted India from March 2020. The collection from the borrowers were impacted during the last few days of March 2020 due to lockdown measures implemented by the Government of India. Challenges also emerged for telecom companies and real estate developers during fiscal 2020 due to economic uncertainties and a weak operating environment, which may adversely affect the quality of our loan portfolio.

See also “—Executive Summary—Business environment—Trends in fiscal 2020”.

As credit growth by non-banking financial companies slowed down from fiscal 2019, this created opportunities for banks to grow their loan portfolios. However, credit grew at a slower pace compared to deposit growth for the banking system due to weak demand conditions, especially for public sector banks. Systemic liquidity conditions remained comfortable through the year but with limited avenues for banks to deploy funds. Further, within deposits, the growth in low cost current account and savings account deposits was slower compared to term deposit growth, resulting in an increase in the cost of funds for banks. This also limited the ability of banks to reduce lending rates despite the declining policy interest rate environment. During fiscal 2020, the Reserve Bank of India directed banks to revise the pricing of loans and mandatorily link all new floating rate retail loans and floating rate loans to micro, small and medium enterprises to an external benchmark. The impact of this change on the overall market is still evolving, and such changes could impact the net interest margins of banks.

We believe that the significant improvement in our deposit franchise and funding costs in the last five years, along with strengthened risk management practices enable us to pursue opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a more granular portfolio and sustainably improve portfolio quality.

A discussion of our financial performance in fiscal 2020 is given below:

Operating profit before provisions increased by 20.6% from Rs. 278.7 billion in fiscal 2019 to Rs. 336.0 billion in fiscal 2020 primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in non-interest expenses.

Net interest income increased by 22.5% from Rs. 328.0 billion in fiscal 2019 to Rs. 401.7 billion in fiscal 2020, due to an increase of 13.7% in the average volume of interest earning assets and an increase in net interest margin by 26 basis points.

Non-interest income increased by 9.5% from Rs. 593.2 billion in fiscal 2019 to Rs. 649.5 billion in fiscal 2020 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income. Premium and other operating income relating to insurance business increased by 8.1% from Rs. 420.9 billion in fiscal 2019 to Rs. 455.0 billion in fiscal 2020 primarily reflecting an increase in business volume. Commission, exchange and brokerage income increased by 12.6% from Rs. 126.0 billion in fiscal 2019 to Rs. 141.9 billion in fiscal 2020 due to an increase in fee income from cards business, lending linked fees and commercial banking fees, offset, in part, by a decrease in third-party referral fees. Income from treasury-related activities increased by 12.5% from Rs. 43.8 billion in fiscal 2019 to Rs. 49.3 billion in fiscal 2020. In fiscal 2020, income from treasury-related activities was higher primarily due to higher realized gains on government securities portfolio and other fixed income positions. In fiscal 2019, we had made a net gain of Rs. 10.1 billion on sale of equity shares of ICICI Prudential Life Insurance Company.

Non-interest expenses increased by 11.3% from Rs. 642.6 billion in fiscal 2019 to Rs. 715.2 billion in fiscal 2020, primarily due to an increase in expenses pertaining to insurance business, other administrative expenses and payments to and provision for employees.

Provisions and contingencies (excluding provision for tax) decreased by 26.6% from Rs. 204.6 billion in fiscal 2019 to Rs. 150.1 billion in fiscal 2020 primarily due to decrease in provision on advances, offset, in part, by Covid-19 related provisions. Provisions and contingencies reduced in fiscal 2020 as compared to fiscal 2019 due to lower ageing-based provisions on loans classified as non-performing assets in earlier years. In fiscal 2016, 2017 and 2018, there was a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status. While the additions to non-performing loans declined sharply in fiscal 2019 and fiscal 2020 compared to earlier years, the provisions remained elevated in fiscal 2019 due to ageing-based provision on loans classified as non-performing assets in earlier years. The provision coverage ratio (excluding cumulative technical/prudential write-offs) increased from 49.0% at March 31, 2018 to 70.9% at March 31, 2019. The provision on advances decreased from Rs. 176.1 billion in fiscal 2019 to Rs. 89.6 billion in fiscal 2020. The provision coverage ratio further increased to 75.3% at March 31, 2020. During fiscal 2020 the Bank made Covid-19 related general provision of Rs. 27.3 billion, which was more than the requirement under Reserve Bank of India guidelines, to strengthen its balance sheet.

Gross additions to the non-performing assets in fiscal 2020 were Rs. 151.4 billion (fiscal 2019: Rs. 120.8 billion). At year-end fiscal 2020, borrowers with aggregate outstanding of Rs. 13.1 billion, which were overdue but standard at February 29, 2020 and to whom moratorium benefit was extended by the Bank, were also given asset classification benefit under the Reserve Bank of India’s norms. Gross non-performing assets (net of write-offs) decreased from Rs. 491.8 billion at year-end fiscal 2019 to Rs. 444.2 billion at year-end fiscal 2020. Net non-performing assets decreased from Rs. 143.3 billion at year-end fiscal 2019 to Rs. 109.7 billion at year-end fiscal 2020. The net non-performing asset ratio decreased from 2.0% at year-end fiscal 2019 to 1.4% at year-end fiscal 2020. See also, “Risk factors- If the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer.”

The income tax expense increased from Rs. 17.2 billion in fiscal 2019 to Rs. 73.6 billion in fiscal 2020 primarily due to an increase in profit before tax and increase in effective tax rate. The effective tax rate increased from 23.2% in fiscal 2019 to 39.6% in fiscal 2020 primarily due to a one-time additional charge due to re-measurement of the accumulated deferred tax asset at March 31, 2019 at the lower tax rate announced by the government of India, offset, in part, by the tax expense at a lower rate due to the change in tax rate.

As a result of the above, the profit after tax increased by 124.9% from Rs. 42.5 billion in fiscal 2019 to Rs. 95.7 billion in fiscal 2020.

Net worth (equity share capital and reserves and surplus) increased from Rs. 1,142.5 billion at year-end fiscal 2019 to Rs. 1,229.6 billion at year-end fiscal 2020 primarily due to accretion to reserves from profit for the year. Total assets increased by 11.2% from Rs. 12,387.9 billion at year-end fiscal 2019 to Rs. 13,772.9 billion at year-end fiscal 2020. Total deposits increased by 17.5% from Rs. 6,813.2 billion at year-end fiscal 2019 to Rs. 8,007.8 billion at year-end fiscal 2020. Term deposits increased by 26.6% from Rs. 3,489.8 billion at year-end fiscal 2019 to Rs. 4,417.3 billion at year-end fiscal 2020. Savings account deposits increased by 7.9% from Rs. 2,355.3 billion at year-end fiscal 2019 to Rs. 2,540.6 billion at year-end fiscal 2020. Current account deposits increased by 8.5% from Rs. 968.1 billion at year-end fiscal 2019 to Rs. 1,049.9 billion at year-end fiscal 2020. The current account and savings account ratio (ratio of current account and savings account deposits to total deposits) was at 44.8% at year-end fiscal 2020 as compared to 48.8% at year-end fiscal 2019. Average savings account deposits increased by 11.0% from Rs. 1,895.5 billion in fiscal 2019 to Rs. 2,104.2 billion in fiscal 2020. Average current account deposits increased by 17.1% from Rs. 606.7 billion in fiscal 2019 to Rs. 710.2 billion in fiscal 2020. Average current account and savings account deposits increased by 12.1% from Rs. 2,602.2 billion in fiscal 2019 to Rs. 2,917.9 billion in fiscal 2020. The average current account and savings account ratio was at 42.3% at year-end fiscal 2020 as compared to 45.4% at year-end fiscal 2019. Total advances increased by 9.2% from Rs. 6,469.6 billion at year-end fiscal 2019 to Rs. 7,062.5 billion at year-end fiscal 2020. Our retail advances increased by 14.4% from Rs. 3,937.9 billion at year-end fiscal 2019 to Rs. 4,506.1 billion at year-end fiscal 2020.

ICICI Bank had a domestic branch network of 5,324 branches and an ATM network of 15,688 ATMs at year-end fiscal 2020.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2020 were: common equity Tier 1 risk-based capital ratio of 13.39%; Tier 1 risk-based capital ratio of 14.72%; and total risk-based capital ratio of 16.11%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2020 were: common equity Tier 1 risk-based capital ratio of 13.21%; Tier 1 risk-based capital ratio of 14.41%; and total risk-based capital ratio of 15.81%.

Impact of Covid-19

Since March 2020, the Covid-19 pandemic has negatively impacted India. The Government of India initiated a nationwide lockdown from March 25, 2020 for three weeks, which was extended to May 31, 2020 in three phases. Several unprecedented fiscal and monetary actions were taken in an effort to alleviate the impact of the crisis. The Reserve Bank of India announced a 115 basis points reduction in the repo rate in two tranches on March 27, 2020 and May 22, 2020. The Reserve Bank of India also announced several measures in an effort to ease the financial system stress, including enhancing system liquidity, a moratorium on loan repayments for specific borrower segments, an asset classification standstill benefit to overdue accounts where a moratorium has been granted and relaxing the liquidity coverage ratio requirement, among others. The government announced additional measures to provide support to micro, small and medium enterprises, non-banking financial companies, housing finance companies and microfinance companies. While various parts of the world, including India, have commenced calibrated easing of lockdown measures, the effects of the eventual outcome remains uncertain and contingent on the future path of the pandemic and the effectiveness measures to counter it.

The Indian economy has been, and will likely continue to be, impacted by this pandemic, including by a contraction in industrial and services output across small and large businesses. Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a contraction for fiscal 2021. While systemic liquidity is abundant, the economic weakness caused by the pandemic and uncertainty regarding the length and ongoing effects of the pandemic will continue to impact banking sector loan growth, revenues, margins, asset quality and credit costs. The impact of the Covid-19 pandemic on banks, including us, will depend on the ongoing spread of Covid-19, the effectiveness of current and future steps taken by governments and central banks to mitigate the economic impact, steps taken by us and the time it takes for economic activities to return to pre-pandemic levels. We believe there will be a negative impact on revenues and an increase in portfolio rating downgrades and non-performing asset formation at a systemic level, as well as for us. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Even prior to the pandemic, the Indian banking sector was facing challenges due to lower rate of growth of the gross domestic product of India, low private sector investments and stress in certain borrower segments. There was a significant decline in high frequency indicators like industrial production, sales of commercial vehicles and passenger cars and freight movement during the year. This resulted in lower demand for credit from the banking sector. Following the pandemic, the demand for credit from the banking sector is now expected to remain at moderate levels for a longer period. In addition, the challenges faced by non-banking financial companies and housing finance companies have led to a slowdown in lending by these companies, which could lead to financing and refinancing challenges for their customers, who may also be customers of banks, including us. The overall impact of these developments on credit markets is uncertain and could adversely impact the loan portfolios of banks, including us. The monetary, fiscal and financial measures announced by the Reserve Bank of India and the government of India could provide some temporary relief to banks and borrowers, and may also incentivize banks to lend to businesses and consumers, but the ultimate effectiveness of these measures remains uncertain. Banks are providing temporary adjustments to lending practices, including a moratorium or deferment on repayment of debt obligations, as permitted by the Reserve Bank of India, to mitigate the impact of the crisis on borrowers. At April 30, 2020, around 50.1% of the loans in the banking system were under moratorium. However, there is no guarantee that the borrowers will be able to repay their debts after the relief period ends. Further, risks have increased significantly for banks across all categories including credit risk, liquidity risk, market risk, operational risk, cyber risk, and anti-money laundering risk. This increased risk could have an impact on the banking sector’s and our financial performance and balance sheet.

The fees earned by banks as agents for insurance and mutual funds could be negatively impacted by the Covid-19 pandemic. The general insurance industry offers products that are dependent on sectors adversely impacted by the pandemic, like automobiles, travel, hotels and others. Further, the recovery in these sectors is expected to take longer than the recovery of the overall economy. A slow recovery in these sectors would negatively impact the sales of insurance products dependent on these sectors, and in turn, the opportunity for banks to earn associated fee income. At the same time, the health crisis may increase the demand for new products, particularly those designed to cover risks related to pandemics. Such new products may face challenges and risks in underwriting and pricing due to limited availability of data. The mutual fund industry is also facing challenges due to significant demand for redemptions during periods of high uncertainty caused by the pandemic, leading to significant liquidity pressures.

Profitability of banks, including us, could be negatively impacted for an extended period of time, even after the economy begins to recover from the current crisis. The low interest rate environment, regulations pertaining to pricing of loans and linking them to external benchmarks, increasing risk aversion and weak demand for credit could have an adverse impact on the net interest margins of banks, including us. Interest and non-interest income of banks are likely to be negatively affected as opportunities to grow the business will remain low. Banking system profitability could also be adversely impacted by rising credit costs due to the economic downturn. Thus, there are significant factors that may adversely affect the profitability of banks, which may take longer to recover compared to the economy in general and could create other challenges for banks. While we expect banking operations to normalize from fiscal year 2022,  the extent to which the Covid-19 pandemic, and the related global economic crisis, will affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers.

Response to Covid-19

We have responded to the challenges caused by the Covid-19 pandemic through various measures. Banking was declared an essential service by the government of India, which required us to keep our branches open and continue providing essential banking services to customers even during the lockdown. In these circumstances, we focused on the safety of our employees and customers, as well as ensuring business continuity. We formed a quick response team with members from various functional groups to take immediate steps to protect the health of employees and ensure business continuity. Residential location details of our employees from across geographies were analyzed to map the employees to branches closer to their homes and minimize local travel and exposure. Most of our branches remain functional with reduced working hours, including during the lockdown. The branches are staffed based on customer traffic and employees follow a rotation schedule.

A majority of our employees, other than those at branches, are working from home. We have made arrangements for all key activities to be able to be performed through a secure work-from-home technology solution. While rolling out these solutions, additional controls have also been implemented for information security. Further, detailed advisories have been issued for employees to follow when they work from home. We are also following up with regular communications on information security best practices. Additional monitoring parameters have been configured for our 24x7 Security Operations Centre to continually monitor logs pertaining to work-from-home access of employees, which generate alerts in the case of any unusual events. Bank officials visiting our offices follow safety measures and social distancing norms.

We also encouraged our customers to adopt digital channels for transacting. We launched a comprehensive platform, ICICI Stack, in March 2020, that offers digital services and covers almost all banking activities, including account opening, loans, credit cards, payment solutions, investments, insurance and protection-related products. The platform can be used by various customer segments including retail, small and medium enterprises and corporate clients. Mobile ATMs have been deployed for the benefit of the general public residing in and around containment zones.

We undertook a detailed analysis of our loan portfolio to assess the potential impact of the pandemic and economic disruption. This involved assumptions on the time-to-normalcy of the environment and an assessment of resilience of the borrowers based on income or profits, leverage, credit rating or credit score, level of fixed costs, market reputation, liquidity on hand and ease of restarting the business. We also assessed the Covid-19 induced risk intensity, including based on the industry, the nature of the market, volatility levels in the specific segment and complexity of the business. A borrower specific-analysis of the corporate portfolio was undertaken, covering a substantial part of the portfolio. In light of the Covid-19 pandemic, there will be an adverse impact on revenues and an increase in rating downgrades in the portfolio and non-performing asset formation at a systemic level, as well as for us. Our net interest income and net interest margin also may be, negatively impacted. There has been significant surplus liquidity in the banking system, as the Reserve Bank of India has taken several liquidity-supporting measures like reducing the repo rate, the cash reserve ratio and liquidity ratio requirements. Deposit growth also remains high, which has led to a significant increase in liquidity for banks, including us. However, demand for credit from the banking system remains lower than pre-pandemic levels and is expected to be lower compared to deposit growth in fiscal year 2021. Our immediate focus in fiscal year 2021 will be to maintain adequate liquidity, conserve capital and maintain robust credit monitoring.

We believe that, given the Bank’s core operating profitability, liquidity and capital adequacy position, we are well-placed to absorb the impact of the challenges in the environment. In this context, apart from maintaining adequate liquidity, conserving capital and maintaining robust credit monitoring, our priority will also be to further strengthen the balance sheet as opportunities arise. We are closely monitoring the evolving scenario and will calibrate our businesses based on the assessment of risk and profitability. We will continue to focus on re-engineering business processes and enhancing customer convenience by leveraging technology.

Business Outlook

There are significant uncertainties with regard to the consequences of the Covid-19 pandemic on the global and Indian economy. A contraction in India’s gross domestic product is expected during fiscal 2021. Growth opportunities for the banking sector are expected to remain limited during the year, as credit growth will be muted and revenue growth could be impacted. There could be a negative impact on the banking sector, including us, in growing the business, profitability, deterioration in the quality of the loan portfolio, increase in credit costs, and decline in net interest income and fee income which could further impact our net interest margin in fiscal 2021. However, over the medium term, we see favorable prospects for the Indian economy. We expect India’s strong domestic consumption and investment drivers to continue to support healthy rates of growth in a normal environment. The banking sector is expected to benefit from the growing formalization of the economy, the insolvency resolution regime and the rapid adoption of technology in banking.

The corporate credit market in India is still evolving. The Reserve Bank of India has in recent years announced several measures to improve transparency and accountability. The Reserve Bank of India is addressing credit and concentration risks through measures like limiting the banking system’s exposure to large borrowers, enabling a comprehensive assessment of borrowing levels and payment performance by requiring all exposures to borrowers above a specified threshold to be reported by banks into a common database, and guidelines for identifying stress in borrower accounts at an early stage and implementing a resolution plan for overdue accounts within specified timelines. The revised prudential framework for resolution of stressed assets by banks, released by the Reserve Bank of India in June 2019, requires initiating a review of a resolution plan as soon as a borrower is reported to be in default by any of the lenders and requires higher provisioning for cases that are not referred to the Insolvency and Bankruptcy Code for resolution. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability. See “Supervision and Regulation- Loan Loss Provisions and Non-Performing Assets”. There is also a focus on increasing borrowings from the capital markets, which could impact the credit markets. Large corporates with exposure above certain thresholds to the banking system are now required to raise a certain proportion of incremental borrowings from the capital market. These steps are changing the dynamics of banking in the country and will strengthen the credit markets in the long run by improving transparency and making the credit markets more efficient. However, in the interim, as corporates and banks are adjusting to the new environment in lending/borrowing, challenges could emerge and lead to potential financing difficulties for overdue borrowers and accelerated provisioning for lenders. Lower rated borrowers may be most impacted by these changes. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 223.1 billion at March 31, 2020.

The Reserve Bank of India is reviewing the current guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to recommend and harmonize the norms applicable to private sector financial companies. The areas being considered include ownership and control in Indian private sector banks, eligibility to apply for a banking license, holding of financial subsidiaries through non-operative financial holding company, promoter shareholding including timelines for dilution of shareholding and any other issue that may be considered relevant. The working group is expected to submit its report by September 30, 2020. When implemented, this may result in significant changes for private sector banks in India, including us.

Our long-term strategy would continue to focus on growing our core operating profits in a risk calibrated and granular manner. We seek to build scalable and resilient businesses while operating within the guardrails of risk management. We have continued to focus on strengthening our deposit franchise and capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a granular portfolio and sustainably improve portfolio quality. We will continue to invest in technology and digital channels to improve our services and leverage analytics for deeper insights into customer requirements. We aim to make customer onboarding and transacting smooth and frictionless. At the same time, we would continue to calibrate our strategy to evolving economic trends.

We have over the years re-balanced our deposit profile, improved the credit rating profile of the portfolio and reduced concentration risks. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses and deepen relationships with well-rated Indian corporates in international markets and multinational companies for maximizing the India-linked trade, transaction banking and lending opportunities with strict limits on exposures including reduction in current exposure where required. Our gross non-performing loans ratio has decreased and the provisioning coverage on non-performing loans has increased in fiscal 2020. See also, “Business-Strategy”.

In the current environment impacted by the pandemic, our success will be determined by our ability to respond to the crisis, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance” Generally, the success of our strategy depends on several factors, including our ability to grow our low-cost deposit base, grow our loan book profitably, contain non-performing loans, early resolution of stressed assets, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to grow the business of our overseas branches. See also “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to the outbreak of Covid-19 pandemic, and other global developments, including movement in oil prices, trade-related disputes and ongoing exit of the United Kingdom from the European Union, are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. For fiscal 2020, we have applied an effective marginal tax rate of 20% for the purpose of this re-computation. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. These interest rate swaps are not part of our trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2018							2019		2020
	Average balance		Interest income/ expense		Average yield/cost			Interest income/ expense	Average yield/cost	Average balance		Interest income/ expense	Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	3,991,107	Rs.	388,242	9.73%		4,628,560	456,422	9.86%		5,470,818	562,002	10.27%
Foreign currency		1,284,252		44,286	3.45		1,302,286	52,426	4.03		1,238,309	47,281	3.82
Total advances		5,275,359		432,528	8.20		5,930,847	508,848	8.58		6,709,127	609,283	9.08
Investments:
Rupee		2,340,362		161,525	6.90		2,523,583	181,058	7.17		2,941,266	207,805	7.07
Foreign currency		103,722		2,284	2.20		118,180	2,767	2.34		129,791	3,163	2.44
Total investments		2,444,084		163,809	6.70		2,641,763	183,826	6.96		3,071,057	210,968	6.87
Other interest-earning assets:
Rupee		551,641		19,121	3.47		600,640	19,747	3.29		675,362	19,481	2.88
Foreign currency		172,546		2,345	1.36		166,797	3,875	2.32		161,398	3,584	2.22
Total other interest-earning assets		724,187		21,466	2.96%		767,439	23,621	3.08%		836,760	23,065	2.76%
Other interest income:
Rupee				4,047				6,263				5,729
Foreign currency				2,326				61				568
Total other interest income				6,373				6,324				6,297

Interest-earning assets:
Rupee		6,883,110		572,935	8.32		7,752,784	663,490	8.56		9,087,446	795,017	8.75
Foreign currency		1,560,519		51,241	3.28		1,587,263	59,129	3.73		1,529,498	54,596	3.57
Total interest-earning assets		8,443,631		624,176	7.39		9,340,049	722,619	7.74		10,616,944	849,613	8.00
Fixed assets		94,606					94,752				98,653
Other assets		1,523,526					1,705,169				1,892,935
Total non-earning assets		1,618,132					1,799,921				1,991,588
Total assets	Rs.	10,061,763	Rs.	624,176		Rs.	11,139,970	722,619		Rs.	12,608,532	849,613

Liabilities:
Savings account deposits:
Rupee	Rs.	1,649,434	Rs.	61,644	3.74%		1,894,303	68,388	3.61		2,102,360	76,310	3.63
Foreign currency		74,834		646	0.86		80,599	790	0.98		81,500	953	1.17
Total savings account deposits		1,724,268		62,290	3.61		1,974,902	69,177	3.50		2,183,860	77,263	3.54
Time deposits:
Rupee		2,494,447		168,087	6.74		2,787,129	191,019	6.85		3,574,791	243,945	6.82
Foreign currency		256,534		7,020	2.74		336,152	9,756	2.90		399,051	11,034	2.77
Total time deposits		2,750,981		175,107	6.37		3,123,282	200,744	6.43		3,973,842	254,979	6.42
Other demand deposits:
Rupee		490,124					551,547				647,602
Foreign currency		72,933					75,719				86,463
Total other demand deposits		563,057					627,266				734,065
Total deposits:
Rupee		4,634,005		229,731	4.96		5,232,979	259,406	4.96		6,324,753	320,255	5.06
Foreign currency		404,301		7,666	1.90		492,470	10,545	2.14		567,014	11,987	2.11

Total deposits		5,038,306		237,397	4.71		5,725,449		269,952	4.71		6,891,767		332,243	4.82
Borrowings:
Rupee		865,519		71,837	8.30		957,459		80,896	8.45		1,084,447		81,998	7.56
Foreign currency		1,159,390		33,387	2.88		1,193,800		40,928	3.43		996,581		32,414	3.25
Total borrowings		2,024,909		105,224	5.20		2,151,259		121,824	5.66		2,081,028		114,412	5.50
Interest-bearing liabilities:
Rupee		5,499,524		301,568	5.48		6,190,438		340,302	5.50		7,409,200		402,251	5.43
Foreign currency		1,563,691		41,053	2.63		1,686,270		51,473	3.05		1,563,595		44,403	2.84
Total interest-bearing liabilities		7,063,215		342,620	4.85		7,876,708		391,775	4.97		8,972,795		446,655	4.98
Preference share capital		3,500					-					-
Other liabilities		1,902,934					2,130,057					2,430,276
Total liabilities		8,969,649		342,620			10,006,765		391,775			11,403,071		446,655
Stockholders’ equity		1,092,114					1,133,205					1,205,471
Total liabilities and stockholders’ equity	Rs.	10,061,763	Rs.	342,620		Rs.	11,139,970	Rs.	391,775		Rs.	12,608,542	Rs.	446,655

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2019 vs. Fiscal 2018						Fiscal 2020 vs. Fiscal 2019
			Increase (decrease) due to					Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change	Change in average volume	Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	68,180	Rs.	62,859	Rs.	5,321	105,580	86,523	19,057
Foreign currency		8,140		726		7,414	(5,145)	(2,443)	(2,702)
Total advances		76,320		63,585		12,735	100,435	84,080	16,355
Investments:
Rupee		19,573		13,145		6,388	26,706	29,510	(2,804)
Foreign currency		484		339		145	396	283	113
Total investments		20,057		13,484		6,533	27,102	29,793	(2,691)
Other interest-earning assets:
Rupee		626		1,611		(985)	(266)	2,155	(2,421)
Foreign currency		1,530		(134)		1,663	(291)	(120)	(171)
Total other interest earning asset		2,156		1,477		678	(557)	2,035	(2,592)
Other interest income
Rupee		2,216		—		2,216	(534)	—	(534)
Foreign currency		(2,265)		—		(2,265)	507	—	507
Other interest income		(49)		—		(49)	(27)	—	(27)
Total interest income:
Rupee		90,555		77,615		12,940	131,486	118,188	13,298
Foreign currency		7,889		931		6,957	(4,533)	(2,280)	(2,253)
Total interest income		98,444		78,546		19,897	126,953	115,908	11,045

Interest expense:
Savings account deposits:
Rupee		6,744		8,840		(2,096)	7,922	7,552	370
Foreign currency		144		56		87	163	11	152
Total savings account deposits		6,888		8,896		(2,009)	8,085	7,563	522
Time deposits:
Rupee		22,931		20,059		2,872	52,926	53,750	(824)
Foreign currency		2,736		2,311		425	1,278	1,739	(461)
Total time deposits		25,667		22,370		3,297	54,204	55,489	(1,285)
Total deposits:
Rupee		29,675		28,899		776	60,848	61,302	(454)
Foreign currency		2,880		2,367		512	1,441	1,750	(309)
Total deposits		32,555		31,266		1,288	62,289	63,052	(763)
Borrowings:
Rupee		9,059		7,768		1,291	1,102	9,602	(8,500)
Foreign currency		7,541		1,180		6,362	(8,514)	(6,415)	(2,099)
Total borrowings		16,600		8,948		7,653	(7,412)	3,187	(10,599)
Total interest expense:
Rupee		38,734		36,667		2,067	61,950	70,904	(8,954)
Foreign currency		10,421		3,547		6,874	(7,073)	(4,665)	(2,408)
Total interest expense		49,155		40,214		8,941	54,877	66,239	(11,362)
Net interest income:
Rupee		51,861		40,951		10,910	69,356	47,284	22,252
Foreign currency		(2,532)		(2,616)		83	2,540	2,385	155
Total net interest income	Rs.	49,329	Rs.	38,335	Rs.	10,993	72,076	49,669	22,407

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2016		2017		2018		2019	2020
	(in millions, except percentages)
Interest income(1)	Rs.	594,980	Rs.	611,895	Rs.	624,176	722,660	Rs.	849,613
Average interest-earning assets		7,246,635		7,911,740		8,443,631	9,340,049		10,616,944
Interest expense		339,965		348,358		342,620	391,775		446,655
Average interest-bearing liabilities		6,094,406		6,630,273		7,063,215	7,876,708		8,972,795
Average total assets		8,474,703		9,339,862		10,061,763	11,139,970		12,608,542
Average interest-earning assets as a percentage of average total assets		85.51%		84.71%		83.92%	83.84%		84.20%
Average interest-bearing liabilities as a percentage of average total assets		71.91		70.99		70.20	70.71		71.16
Average interest-earning assets as a percentage of average interest-bearing liabilities		118.91		119.33		119.54	118.58		118.32
Yield		8.21		7.73		7.39	7.74		8.00
Rupee		9.53		8.85		8.32	8.56		8.75
Foreign currency		4.10		3.69		3.28	3.73		3.57
Cost of funds		5.57		5.25		4.85	4.97		4.98
Rupee		6.76		6.13		5.48	5.50		5.43
Foreign currency		3.05		2.97		2.63	3.05		2.84
Spread(2)		2.64		2.48		2.54	2.76		3.02
Rupee		2.77		2.72		2.84	3.06		3.32
Foreign currency		1.05		0.72		0.66	0.68		0.73
Net interest margin(3)		3.52		3.33		3.33	3.54		3.80
Rupee		4.41		4.11		3.94	4.17		4.32
Foreign currency		0.74		0.51		0.65	0.48		0.67

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 2.0 billion for fiscal 2016, Rs. 2.5 billion for fiscal 2017, Rs. 2.6 billion for fiscal 2018, Rs. 2.8 billion for fiscal 2019 and Rs. 1.3 billion for fiscal 2020.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2019		2020	2020		2020/2019 % change
	(in millions, except percentages)
Interest income(1)	Rs.	719,817	848,358	US$	11,253	17.9%
Interest expense		(391,775)	(446,655)		(5,925)	14.0%
Net interest income	Rs.	328,042	401,703	US$	5,328	22.5%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 22.5% from Rs. 328.0 billion in fiscal 2019 to Rs. 401.7 billion in fiscal 2020, reflecting an increase of 13.7% in the average volume of interest-earning assets and an increase in net interest margin by 26 basis points.

Net interest margin

Net interest margin on the rupee portfolio increased by 15 basis points from 4.17% in fiscal 2019 to 4.32% in fiscal 2020 and net interest margin on the foreign currency portfolio increased by 19 basis points from 0.48% in fiscal 2019 to 0.67% in fiscal 2020. Overall net interest margin increased by 26 basis points from 3.54% in fiscal 2019 to 3.80% in fiscal 2020 primarily due to an increase in the proportion of the rupee portfolio, which has relatively higher margins, in the total portfolio.

The yield on the rupee portfolio increased by 19 basis points from 8.56% in fiscal 2019 to 8.75% in fiscal 2020 primarily due to the following:

•	The yield on rupee advances increased by 41 basis points from 9.86% in fiscal 2019 to 10.27% in fiscal 2020. The yield on rupee investments decreased by 10 basis points from 7.17% in fiscal 2019 to 7.07% in fiscal 2020. The yield on other interest-earning assets decreased by 41 basis points from 3.29% in fiscal 2019 to 2.88% in fiscal 2020.

•	The yield on rupee advances increased primarily due to re-pricing of floating rate loans of existing customers at higher rates and incremental lending at higher rates. The Bank’s floating rate loans were largely linked to its internal 1-year marginal cost of lending rate till September 30, 2019. From October 1, 2019, all new floating rate personal and retail loans are linked to external benchmark as required by the Reserve Bank India guidelines. ICICI Bank’s 1-year marginal cost of lending rate increased by 50 basis points between April 2018 and March 2019, full impact of which was reflected in fiscal 2020. However, the Bank reduced the 1-year marginal cost of lending rate by 65 basis points in phases during fiscal 2020, the full impact of which will be reflected in the fiscal 2021. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on government securities in the interest earning rupee investments decreased primarily due to investments in government securities at lower yields and a reset of the rate of interest on floating rate bonds at lower levels. The yield on other than government securities increased primarily due to an increase in the yield on pass through certificates and an increase in average investment in pass through certificates and bonds and debentures which are relatively higher yielding, offset, in part, by a decrease in yield on commercial papers and certificate of deposits.

•	The yield on other interest-earning assets decreased by 41 basis points from 3.29% in fiscal 2019 to 2.88% in fiscal 2020 primarily due to an increase in average balance with Reserve Bank of India which currently does not yield any interest, decrease in yield on Rural Infrastructure Development Fund and related deposits and lending with Reserve Bank of India under liquidity adjustment facility, offset, in part, by an increase in interest income on funding swaps.

•	Interest on income tax refunds decreased from Rs. 4.9 billion in fiscal 2019 to Rs 3.0 billion in fiscal 2020. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 7 basis points from 5.50% in fiscal 2019 to 5.43% in fiscal 2020 primarily due to the following factors:

•	The cost of rupee borrowings decreased by 89 basis points from 8.45% in fiscal 2019 to 7.56% in fiscal 2020 primarily due to a decrease in the cost of rupee borrowings of ICICI Bank and ICICI Securities Primary Dealership. The cost of rupee borrowings of ICICI Bank decreased primarily due to a decrease in interest expense on funding swaps, a decrease in proportion of bond borrowings which are relatively higher cost and a decrease in cost of refinance borrowings. The cost of rupee borrowing of ICICI Securities Primary dealership decreased due to a decrease in cost of repurchase borrowings.

•	The cost of rupee deposits increased by 10 basis points from 4.96% in fiscal 2019 to 5.06% in fiscal 2020 due to a decrease in the proportion of average current and savings account deposits in total deposits due to higher growth in retail term deposits.

The average rupee current account and savings account deposits as a percentage of total average rupee deposits were 43.5% in fiscal 2020 as compared to 46.7% in fiscal 2019.

The total average rupee deposits as a percentage of total average rupee funding increased from 84.4% in fiscal 2016 to 88.9% in fiscal 2020. Further, the Bank has been focusing on reducing its rupee borrowings which are relatively of higher cost. This has resulted in overall reduction in the rupee funding cost of the Bank.

Net interest margin on the foreign currency portfolio increased by 19 basis points from 0.48% in fiscal 2019 to 0.67% in fiscal 2020 primarily due to a decrease in cost of funds, offset, in part, by a decrease in yield on average interest-earning assets. Average interest-bearing foreign currency liabilities decreased by 7.3% from Rs. 1,686.3 billion in fiscal 2019 to Rs. 1,563.6 billion in fiscal 2020. Average interest-bearing foreign currency assets decreased by 3.6% from Rs. 1,587.3 billion in fiscal 2019 to Rs. 1,529.5 billion in fiscal 2020.

The yield on our foreign currency portfolio decreased by 16 basis points from 3.73% in fiscal 2019 to 3.57% in fiscal 2020 primarily due to the following:

•	The yield on average interest-earning assets of overseas branches of ICICI Bank decreased primarily due to a decrease in the yield on average advances and other interest-earning assets. The yield on average advances of overseas branches was higher in fiscal 2019 due to higher interest collections on non-performing assets.

•	The yield on average interest-earning assets of ICICI Bank UK decreased primarily due to a decrease in yield on average advances. The yield on average advances decreased primarily due to a decrease in LIBOR and sell down of lower rated corporate loans which were higher yielding. The yield on average investments was at a similar level in fiscal 2020 as compared to fiscal 2019.

•	The yield on average interest-earning assets of ICICI Bank Canada increased primarily due to an increase in the yield on average advances. The yield on average advances increased primarily due to an increase in conventional mortgages portfolio, offset, in part, by a decrease in the high yielding corporate loans and overdrafts. During the year, ICICI Bank Canada made investments in Canadian federal and provincial government securities having longer maturities, resulting in higher yields. Further, during the year, there were sale/maturities of low yielding investments.

The cost of funds for the foreign currency portfolio decreased by 21 basis points from 3.05% in fiscal 2019 to 2.84% in fiscal 2020, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased in fiscal 2020 as compared to fiscal 2019 primarily due to a decrease in cost of borrowings. The cost of borrowings decreased primarily due to a decrease in cost of long-term borrowings and maturity of higher cost bond borrowings.

•	The cost of funds of ICICI Bank UK decreased marginally in fiscal 2020 as compared to fiscal 2019 primarily due to reduction in average borrowings which are relatively higher cost and increase in average deposits which are lower cost.

•	The cost of funds of ICICI Bank Canada increased in fiscal 2020 as compared to fiscal 2019 primarily due to an increase in cost of deposits and cost of borrowings. The cost of deposits increased primarily due to increase in deposit rates prevailing in the market resulting in an increase in cost of term deposits. The cost of borrowings increased primarily due to an increase in cost of inter-bank borrowings and securitized borrowings in line with increase in general market rates. ICICI Bank Canada uses inter-bank borrowings as an additional source of wholesale funding.

Our yield on advances, interest income, net interest income and net interest margin are likely to be impacted by systemic liquidity, the competitive environment, regulatory developments and the economic slowdown and uncertainties due to the Covid-19 pandemic. It is likely that we would carry significant surplus liquidity in our balance sheet during fiscal 2021 in view of the high systemic liquidity and reduced credit demand. The yield on advances may also be adversely impacted by higher additions to non-performing loans in fiscal 2021. These developments would have an adverse impact on the net interest margin. The timing and quantum of recoveries and interest on income tax refund is uncertain.

The Reserve Bank of India amended the Master direction on “Interest rate on advances” through circulars dated September 4, 2019 and February 26, 2020 and mandated banks to link all new floating rate personal or retail loans (such as housing and auto loans), floating rate loans to micro and small enterprises from October 1, 2019 and floating rate loans to medium enterprises from April 1, 2020 to an external benchmark. The existing borrowers, under the above categories, have the option to convert to external benchmark linked pricing as per the extant Reserve Bank of India guidelines. Differential movement in the external benchmark rates vis-a-vis our cost of funds may impact our interest income, yield on advances, interest expense, net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 13.7% from Rs. 9,340.0 billion in fiscal 2019 to Rs. 10,616.9 billion in fiscal 2020. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 778.3 billion and an increase in average interest-earning investments by Rs. 429.3 billion.

Average advances increased by 13.1% from Rs. 5,930.9 billion in fiscal 2019 to Rs. 6,709.1 billion in fiscal 2020. Average rupee advances increased by 18.2% from Rs. 4,628.6 billion in fiscal 2019 to Rs. 5,470.8 billion in fiscal 2020 primarily due to an increase in retail advances. Average foreign currency advances decreased by 4.9% from Rs. 1,302.3 billion in fiscal 2019 to Rs. 1,238.3 billion in fiscal 2020 primarily due to a decrease in overseas advances of ICICI Bank.

Average interest-earning investments increased by 16.3% from Rs. 2,641.8 billion in fiscal 2019 to Rs. 3,071.1 billion in fiscal 2020. Average rupee investments increased by 16.6% from Rs. 2,523.6 billion in fiscal 2019 to Rs. 2,941.3 billion in fiscal 2020 primarily due to an increase in investments in Indian government securities by 17.1% from Rs. 1,801.7 billion in fiscal 2019 to Rs. 2,109.4 billion in fiscal 2020. Average other rupee investments increased by 15.2% from Rs. 721.9 billion in fiscal 2019 to Rs. 831.9 billion in fiscal 2020. Interest-earning rupee investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates and liquid mutual funds. Average foreign currency investments increased by 9.8% from Rs. 118.2 billion in fiscal 2019 to Rs. 129.8 billion in fiscal 2020 primarily due to an increase in investments in government securities by ICICI Bank, ICICI Bank Canada and ICICI Bank UK.

Average other interest-earning assets increased by 9.0% from Rs.767.4 billion in fiscal 2019 to Rs.836.8 billion in fiscal 2020 primarily due to an increase in average balance with Reserve Bank of India and call money lent, offset, in part, by a decrease in balance with other banks.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 13.9% from Rs. 7,876.7 billion in fiscal 2019 to Rs. 8,972.8 billion in fiscal 2020 primarily due to an increase in average deposits by Rs. 1,166.3 billion, offset, in part, by a decrease in average borrowings by Rs.70.2 billion.

Average interest-bearing rupee liabilities increased by 19.7% from Rs. 6,190.4 billion in fiscal 2019 to Rs. 7,409.2 billion in fiscal 2020. Average rupee time deposits increased by 28.3% from Rs. 2,787.1 billion in fiscal 2019 to Rs. 3,574.8 billion in fiscal 2020. Average rupee current account and savings account deposits increased by 12.5% from Rs. 2,445.9 billion in fiscal 2019 to Rs. 2,750.0 billion in fiscal 2020.

Average rupee borrowings increased by 13.3% from Rs. 957.5 billion in fiscal 2019 to Rs. 1,084.5 billion in fiscal 2020.

Average interest-bearing foreign currency liabilities decreased by 7.3% from Rs. 1,686.3 billion in fiscal 2019 to Rs. 1,563.6 billion in fiscal 2020 primarily due to a decrease in foreign currency borrowings, offset, in part, by an increase in foreign currency deposits.

Average foreign currency borrowings decreased by 16.5% from Rs. 1,193.8 billion in fiscal 2019 to Rs. 996.6 billion in fiscal 2020. The foreign currency borrowings of ICICI Bank decreased primarily due to a decrease in bond borrowings and call and term money borrowings. Average borrowings of ICICI Bank UK decreased primarily due to reduction in interbank borrowings, bond borrowings and banker’s acceptances.

Average foreign currency deposits increased by 15.1% from Rs. 492.5 billion in fiscal 2019 to Rs. 567.0 billion in fiscal 2020. Average foreign currency deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits. Average foreign currency deposits of ICICI Bank UK increased primarily due to an increase in term deposits. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	126,057	Rs.	141,949	US$	1,883	12.6%
Income from treasury-related activities (net)		43,816		49,275		653	12.5
-Profit/(loss) on foreign exchange transactions		17,838		16,899		224	(5.3)
-Profit/(loss) on other treasury-related activities(1)……………………		25,978		32,376		429	24.6
Profit/(loss) on sale of land, buildings and other assets (net)		(22)		1		(0)(1)	N/M
Premium and other operating income from insurance business		420,939		455,011		6,035	8.1
Miscellaneous income		2,460		3,267		43	32.8
Total non-interest income	Rs.	593,250	Rs.	649,503	US$	8,615	9.5%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments

(2)	Insignificant amount.

Non-interest income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/(loss) on treasury-related activities and other miscellaneous income. This analysis of non-interest income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections. Our non-interest income is likely to be impacted by lower credit demand, the competitive environment, regulatory developments and the economic slowdown and uncertainties due to the Covid-19 pandemic.

Non-interest income increased by 9.5% from Rs. 593.3 billion in fiscal 2019 to Rs. 649.5 billion in fiscal 2020 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and private equity fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as lending linked fees, commercial banking fees and structuring fees and fee income from retail customers such as lending linked fees and transaction banking fees such as credit card and debit card related fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased by 12.6% from Rs. 126.1 billion in fiscal 2019 to Rs. 141.9 billion in fiscal 2020 primarily due to increase in transaction banking fees, lending linked fees, commercial banking fees and fund management fees. Transaction banking fees increased from Rs. 44.1 billion in fiscal 2019 to Rs. 53.3 billion in fiscal 2020 primarily due to an increase in fees from credit card and fees from retail deposit customers. Lending linked fees increased from Rs. 23.5 billion in fiscal 2019 to Rs. 27.8 billion in fiscal 2020 primarily due to increase in retail lending related fees. Commercial banking fees increased from Rs. 17.5 billion in fiscal 2019 to Rs. 19.7 billion in fiscal 2020. Fund management fees increased from Rs. 19.9 billion in fiscal 2019 to Rs. 20.2 billion in fiscal 2020. Securities brokerage income increased from Rs. 9.1 billion in fiscal 2019 to Rs. 9.4 billion in fiscal 2020.

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

Income from treasury-related activities increased from Rs. 43.8 billion in fiscal 2019 to Rs. 49.3 billion in fiscal 2020.

Income from our equity portfolio decreased from Rs. 19.9 billion in fiscal 2019 to Rs. 3.5 billion in fiscal 2020 primarily due to decrease in income of ICICI Bank and our insurance subsidiaries. Income from the equity portfolio of ICICI Bank in fiscal 2019 had primarily included a gain of Rs. 10.1 billion on sale of stake in ICICI Prudential Life Insurance Company Limited through an offer for sale on stock exchanges.

Income from our government securities portfolio and other fixed income positions increased from Rs. 0.6 billion in fiscal 2019 to Rs. 25.3 billion in fiscal 2020. In fiscal 2020, income from our government securities portfolio and other fixed income positions was higher primarily due to higher realized gains on government securities portfolio and other fixed income positions.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, decreased from Rs. 17.8 billion in fiscal 2019 to Rs. 16.9 billion in fiscal 2020.

Income relating to our insurance business

Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Income from our insurance business increased by 8.1% from Rs. 420.9 billion in fiscal 2019 to Rs. 455.0 billion in fiscal 2020 due to an increase in income from both our life insurance and general insurance business.

Income from our life insurance business increased by 8.5% from Rs. 326.5 billion in fiscal 2019 to Rs. 354.4 billion in fiscal 2020.

Net premium income of our life insurance subsidiary increased by 7.5% from Rs. 305.8 billion in fiscal 2019 to Rs. 328.6 billion in fiscal 2020. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 8.1% from Rs. 309.3 billion in fiscal 2019 to Rs. 334.3 billion in fiscal 2020 primarily due to an increase in group premium and retail renewal premium. Group premium (including group protection) increased by 90.6% from Rs. 25.7 billion in fiscal 2019 to Rs. 48.9 billion in fiscal 2020. Retail renewal premium increased by 2.2% from Rs. 202.3 billion in fiscal 2019 to Rs. 206.6 billion in fiscal 2020. Retail new business premium decreased by 3.2% from Rs. 81.4 billion in fiscal 2019 to Rs. 78.8 billion in fiscal 2020. While the overall new business premium (including group) increased by 20.5% in fiscal 2020, protection and annuities new business premium grew faster at 48.3%. Fee and other life insurance related income of our life insurance subsidiary increased from Rs. 24.9 billion in fiscal 2019 to Rs. 25.8 billion in fiscal 2020.

Income from our general insurance business increased by 11.1% from Rs. 90.6 billion in fiscal 2019 to Rs. 100.6 billion in fiscal 2020.

Net premium income of our general insurance subsidiary increased from Rs. 81.5 billion in fiscal 2019 to Rs. 91.5 billion in fiscal 2020 primarily due to an increase in motor, fire and health insurance business. Commission income of our general insurance subsidiary increased from Rs. 9.1 billion in fiscal 2019 to Rs. 9.2 billion in fiscal 2020.

Miscellaneous income

Miscellaneous income increased from Rs. 2.5 billion in fiscal 2019 to Rs. 3.3 billion in fiscal 2020.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	94,253	Rs.	111,567	US$	1,480	18.4%
Depreciation on own property		9,458		11,698		155	23.7
Auditor’s fees and expenses		295		286		4	(3.1)
Expenses pertaining to insurance business		391,686		425,587		5,645	8.7
Other administrative expenses		146,896		166,041		2,202	13
Total non-interest expenses	Rs.	642,588	Rs.	715,179	US$	9,486	11.3%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased by 11.3% from Rs. 642.6 billion in fiscal 2019 to Rs. 715.2 billion in fiscal 2020 primarily due to an increase in expenses related to insurance business, payments to and provisions for employees and other administrative expenses.

Payments to and provisions for employees

Employee expenses increased by 18.4% from Rs. 94.3 billion in fiscal 2019 to Rs. 111.6 billion in fiscal 2020. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 117,340 at year-end fiscal 2019 to 131,232 at year-end fiscal 2020.

The employee expenses of ICICI Bank increased by 21.5% from Rs. 68.1 billion in fiscal 2019 to Rs. 82.7 billion in fiscal 2020. Employee expenses increased primarily due to an increase in employee base, annual increments and promotions, increase in provision for retirement benefit obligations due to a decrease in the discount rate linked to government securities yield and an increase in dearness allowance and provision for performance bonus and performance-linked retention pay. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased from 84,523 employees in fiscal 2019 to 97,682 employees in fiscal 2020. Any change in the government securities yield in the future may impact our employee retirement benefits obligation and employee costs.

The employee expenses of ICICI Prudential Life Insurance Company increased by 6.5% from Rs. 9.8 billion in fiscal 2019 to Rs. 10.4 billion in fiscal 2020. The employee expenses of ICICI Lombard General Insurance Company increased by 17.5% from Rs. 6.0 billion in fiscal 2019 to Rs. 7.0 billion in fiscal 2020 primarily due to an increase in average number of employees, annual increments and performance linked pay. The employee expenses of ICICI Prudential Asset Management Company increased by 6.6% from Rs. 2.4 billion in fiscal 2019 to Rs. 2.6 billion in fiscal 2020. The employee expenses of ICICI Home Finance company increased by 92.2% from Rs. 0.7 billion in fiscal 2019 to Rs. 1.4 billion in fiscal 2020 primarily due to increase in employee base.

Depreciation

Depreciation on owned properties increased by 23.7% from Rs. 9.5 billion in fiscal 2019 to Rs. 11.7 billion in fiscal 2020 due to higher capitalization of IT systems and software which attracts higher depreciation rates.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 13.0% from Rs. 146.9 billion in fiscal 2019 to Rs. 166.0 billion in fiscal 2020 primarily due to an increase in expenses of ICICI Bank and our life insurance and general insurance subsidiary, offset, in part, by a decrease in expenses of asset management subsidiary. Other administrative expenses of ICICI Bank increased from Rs. 104.9 billion in fiscal 2019 to Rs. 123.9 billion in fiscal 2020 primarily due to an increase in retail business volumes.

Other administrative expenses of our life insurance subsidiary increased from Rs. 16.2 billion in fiscal 2019 to Rs. 17.8 billion in fiscal 2020 primarily due to an increase in sales and marketing expenses.

Other administrative expenses of our general insurance subsidiary increased from Rs. 13.9 billion in fiscal 2019 to Rs. 15.4 billion in fiscal 2020 primarily due to an increase in an increase in sales and marketing expenses and depreciation on intangible assets.

Other administrative expenses of our asset management subsidiary decreased from Rs. 6.7 billion in fiscal 2019 to Rs. 3.0 billion in fiscal 2020. Other administrative expenses were higher in fiscal 2019 primarily due to scheme compensation expenses. During fiscal 2019, ICICI Prudential Asset Management Company, based on communication from the regulator, had paid compensation with interest amounting to Rs. 1.1 billion to certain schemes of ICICI Prudential Mutual Fund in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018, and also compensated the investors in these schemes who had redeemed their units since the March 2018 allotment.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 8.7% from Rs. 391.7 billion in fiscal 2019 to Rs. 425.6 billion in fiscal 2020.

The expenses related to our life insurance subsidiary increased by 8.6% from Rs. 318.5 billion in fiscal 2019 to Rs. 346.0 billion in fiscal 2020 primarily due to an increase in linked premium and expenses related to reserves for actuarial liability (including the investible portion of the premium on unit-linked policies).

The reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased by 6.7% from Rs. 295.9 billion in fiscal 2019 to Rs. 315.7 billion in fiscal 2020, primarily due to an increase in the volume of our unit-linked and new insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses increased by 33.9% from Rs. 22.6 billion in fiscal 2019 to Rs. 30.3 billion in fiscal 2020 primarily due to an increase in surrender claims.

The expenses related to our general insurance subsidiary increased from Rs. 73.1 billion in fiscal 2019 to Rs. 79.6 billion in fiscal 2020 primarily due to an increase in claims and benefit payouts and commission expenses. Claims and benefit payouts increased by 18.8% from Rs. 63.1 billion in fiscal 2019 to Rs. 68.5 billion in fiscal 2020.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Tax Provisions)

Provisions for Non-Performing Assets and Restructured Loans

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last few years, which, together with the challenges experienced by the Indian corporate sector, resulted in an increase in our loans classified as non-performing from fiscal 2016 to fiscal 2018, and a consequent increase in provisions.

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

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under the Insolvency and Bankruptcy Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified time frames, these borrowers were required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017.

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

In April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets dated February 12, 2018 as unconstitutional. The Reserve Bank of India issued a revised prudential framework for resolution of stressed assets by banks on June 7, 2019. As per the revised guideline, banks are now required to implement the resolution plan within 180 days from the end of the “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of the “review period”. Further, half of the additional provision may be reversed on filing of the insolvency application under the Insolvency and Bankruptcy Code, and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Code. The additional provision may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of 6 months from the date of clearing of the overdue with all the lenders or upon completion of the assignment of debt/recovery. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability.

The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts were resolved under the Code since enactment. However, there are delays in the resolution of accounts referred under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders.

As part of measures to combat the impact of the Covid-19 pandemic, the Reserve Bank of India announced certain regulatory measures in March 2020 and thereafter. Banks and other lending institutions are allowed to provide a moratorium on payments all term loans (including agriculture term loans, retail and crop loans). Initially the moratorium was permitted for three months on payment of instalments falling due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Instalments include principal and/or interest component, bullet repayments, monthly instalments and credit card dues. Interest would continue to accrue on the outstanding portion of the term loan during the moratorium period. Banks and other lending institutions are allowed to defer the recovery of interest on working capital facilities during the period from March 1, 2020 to August 31, 2020. Banks are permitted to convert the accumulated interest for the deferment period, from March 1, 2020 to August 31, 2020, on working capital facilities into a funded interest term loan which would be repayable by March 31, 2021. A standstill in asset classification for accounts relying on the moratorium has been provided from March 1, 2020 to August 31, 2020. For all accounts classified as standard at February 29, 2020, even if overdue, the moratorium period, if applicable, will be excluded from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, if deferment was granted, in respect of all facilities classified as standard, including special mention accounts, as of February 29, 2020, period of deferment is to be excluded for the determination of out of order status. Banks were required to make general provisions of not less than 10.0% of the total outstanding of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over two quarters, at March 31, 2020 and June 30, 2020, at minimum 5.0% per quarter. This provision cannot be used for calculating the net non-performing assets. These provisions may be adjusted against the actual provisioning requirements for slippages from such accounts. The residual provisions at the end of the financial year ending March 31, 2021 can be written back or adjusted against the provisions required for other accounts. A litigation challenging the levy of interest for the moratorium period on principal repayments and interest payments deferred under the moratorium and the subsequent capitalisation of the same resulting in interest accrued during the moratorium being compounded over the remaining life of the loan is pending before the Indian Supreme Court. In the event that the final decision does not permit banks to charge interest for the moratorium period, there would be a significant loss of revenue for the banking system, including us.

The prudential framework for resolution of stressed assets issued in June 2019 was modified and for stressed assets, where a resolution plan is underway and these were within the “review period” at March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180 days from the end of “review period” for resolution.

The Government of India suspended the initiation of new insolvency proceedings for any default arising on or after March 25, 2020, for a period of six months, or for a further period not exceeding one year depending upon pandemic situation. Defaults arising on account of Covid-19 will be excluded from the definition of default for the purpose of triggering insolvency proceedings.

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of the National Housing Bank. Loans in the Bank’s UK subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non- performing assets to the extent the loan amount is outstanding in the host country. As per the Reserve Bank of India’s measures on Covid-19, the moratorium period, if applicable, is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. The Reserve Bank of India has separate guidelines for restructured loans.

Since April 2015, loans that are restructured are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) continue to enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. The moratorium granted to the borrowers in terms of measures taken by the Reserve Bank of India post outbreak of Covid-19 is not accounted as restructuring of loan. See also “Business—Classification of Loans”.

The Bank has, since April 2016, implemented enhanced internal controls, relating to the review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

ICICI Bank makes provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, the Bank makes provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. The Bank makes provisions on retail non-performing loans at the borrower level in accordance with its retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including the Reserve Bank of India direction for additional provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The Bank holds higher specific provisions on retail loans and advances than the minimum regulatory requirement.

In respect of non-retail loans reported as frauds to the Reserve Bank of India and classified in the doubtful category, the entire amount, without considering the value of security, is provided for over a period of not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India. The Bank has granted moratorium towards the payment of principal and/or interest in case of certain borrowers in accordance with the Reserve Bank of India circular. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in Reserve Bank of India circular.

See also “Business—Loan portfolio—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	575,261	Rs.	491,845	US$	6,524	(14.5)%
Add: New non-performing assets during the year(1)		120,793		151,423		2,009	25.4
Less: Loans upgraded to performing during the year		(18,268)		(11,542)		(153)	(36.8)
Less: Recoveries (excluding recoveries made from upgraded accounts)(2)		(62,596)		(70,496)		(936)	12.6
Less: Write-offs		(123,345)		(117,007)		(1,552)	(5.1)
Gross non-performing assets (1), (3)	Rs.	491,845	Rs.	444,223	US$	5,892	(9.7)
Provisions for non-performing assets(3)		(348,522)		(334,479)		(4,437)	(4.0)
Net non-performing assets(3)	Rs.	143,323	Rs.	109,744	US$	1,455	(23.4)
Gross customer assets	Rs.	7,535,320	Rs.	8,113,343	US$	107,618	7.7
Net customer assets	Rs.	7,183,487	Rs.	7,776,298	US$	103,148	8.3
Gross non-performing assets as a percentage of gross customer assets		6.5%		5.5%
Net non-performing assets as a percentage of net customer assets		2.0%		1.4%

(1)	Does not include Rs. 13,092.6 million, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post the outbreak of Covid-19.

(2)	Includes non-performing assets transferred to asset reconstruction companies.

(3)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and slow progress in reducing leverage in the corporate sector. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified timeframes, these borrowers would be required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

The gross non-performing loans ratio in the banking system declined in fiscal 2019 and in fiscal 2020. A few large accounts referred under the Insolvency and Bankruptcy Code were also resolved. However, challenges emerged in some sectors and specific corporate/promoter groups during fiscal 2019 and fiscal 2020. The non-banking financial companies and housing finance companies faced significant pressures from mid-2018, following a default by a large non-banking financial company, which led to subdued growth and moderation in available market funding. Several measures were announced by the government and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its repayments during fiscal 2020. Other sectors where challenges emerged during fiscal 2020 due to uncertainties and weak operating environment were telecom and real estate developers. Towards the end of fiscal 2020, reconstruction of a private sector bank had to be undertaken involving change in management and equity capital infusion by several Indian banks, including us. The collections from retail loan customers was impacted during the second half of March 2020 due to lock-down announced by the Government of India, consequent to Covid-19 pandemic.

The gross additions to non-performing commercial loans increased from Rs. 91.6 billion in fiscal 2019 to Rs. 100.6 billion in fiscal 2020. The gross additions to non-performing commercial loans in fiscal 2020 included exposure in overseas branches of the Bank towards a healthcare group based in West Asia and an oil trading company based in Singapore, where the borrowers appear to have been misrepresenting their financial position to the lenders. During fiscal 2020, we upgraded non-performing commercial loans amounting to Rs. 4.7 billion as compared to Rs. 12.9 billion in fiscal 2019 and made recoveries of non-performing commercial loans amounting to Rs. 55.8 billion as compared to Rs. 51.4 billion in fiscal 2019. During fiscal 2020, commercial loans amounting to Rs. 110.2 billion were written-off, as compared to Rs. 121.7 billion in fiscal 2019, based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 440.4 billion at year-end fiscal 2019 to Rs. 370.3 billion at year-end fiscal 2020.

Gross additions to non-performing consumer loans were Rs. 50.8 billion in fiscal 2020 as compared to Rs. 29.2 billion in fiscal 2019 reflecting an increase in the consumer loan portfolio, seasoning of the consumer loan portfolio and higher additions in commercial vehicle loan portfolio and farmer finance portfolio. During fiscal 2020, we upgraded non-performing consumer loans of Rs. 6.8 billion as compared to Rs. 5.4 billion in fiscal 2019. During fiscal 2020, we made recoveries against non-performing consumer loans of Rs. 14.7 billion (fiscal 2019: Rs. 11.2 billion) and wrote off non-performing loans amounting to Rs. 6.8 billion (fiscal 2019: Rs. 1.6 billion). Gross non-performing consumer loans increased from Rs. 51.4 billion at year-end fiscal 2019 to Rs. 73.9 billion at year-end fiscal 2020.

As a result of the above, our gross non-performing assets decreased by 9.7% from Rs. 491.8 billion at year-end fiscal 2019 to Rs. 444.2 billion at year-end fiscal 2020. Our net non-performing assets decreased by 23.4% from Rs. 143.3 billion at year-end fiscal 2019 to Rs. 109.7 billion at year-end fiscal 2020. The net non-performing asset ratio decreased from 2.0% at year-end fiscal 2019 to 1.4% at year-end fiscal 2020.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 50.6 billion at March 31, 2020 as compared to Rs. 42.2 billion at March 31, 2019.

Borrowers with aggregate outstanding of Rs. 13.1 billion, where moratorium was granted in terms of the Reserve Bank of India guidelines, were classified as performing based on asset classification benefit granted under the Reserve Bank of India’s norms. Provision on cases, where asset classification benefits were extended at year-end fiscal 2020, were made as if the loan were non-performing on that date.

Our consolidated net loans to accounts internally rated below investment grade (excluding net non-performing and restructured loans) were Rs. 108.2 billion at year-end fiscal 2020, constituting about 1.5% of our total net loans as compared to Rs. 134.7 billion, or about 2.1% of our total net loans, at year-end fiscal 2019.

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)		18,579		3,737		50	(79.9)%
Add: Loans restructured during the year		293		3,109		41	-
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		193		1,307		17	-
Less: Loans upgraded to standard category during the year		(10,402)		-		-	-
Less: Loans downgraded to non-performing category during the year		(3,959)		(2,865)		(38)	(27.6)
Less: Repayments/change in management/conversion to equity shares during the year		(965)		(994)		(13)	3.0
Gross restructured loans	Rs.	3,737	Rs.	4,294	US$	57	14.9
Provisions for restructured loans		(279)		(232)		(3)	(16.8)
Net restructured loans	Rs.	3,458	Rs.	4,062	US$	54	17.4
Average balance of net restructured loans(1)	Rs.	11,091	Rs.	2,965	US$	39	(73.3)
Gross customer assets	Rs.	7,535,320	Rs.	8,113,343	US$	107,618	7.7
Net customer assets	Rs.	7,183,487	Rs.	7,776,298	US$	103,148	8.3
Gross restructured loans as a percentage of gross customer assets		0.05%		0.05%
Net restructured loans as a percentage of net customer assets		0.05%		0.05%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

During fiscal 2020, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 4.4 billion, as compared to Rs. 0.5 billion during fiscal 2019. Further, during fiscal 2020, restructured standard loans amounting to Rs. 2.9 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 4.0 billion during fiscal 2019. No restructured loans were upgraded to standard category in fiscal 2020. The gross outstanding standard restructured loans increased by 14.9% from Rs. 3.7 billion at year-end fiscal 2019 to Rs. 4.3 billion at year-end fiscal 2020 and the net outstanding restructured loans increased by 17.4% from Rs. 3.5 billion at year-end fiscal 2019 to Rs. 4.1 billion at year-end fiscal 2020.

Further, at year-end fiscal 2020, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 0.8 billion.

The aggregate gross non-performing assets and gross standard restructured loans decreased by Rs. 47.1 billion, or 9.5%, from Rs. 495.6 billion at year-end fiscal 2019 to Rs. 448.5 billion at year-end fiscal 2020. The aggregate net non-performing assets and net restructured loans decreased by Rs. 33.0 billion, or 22.5%, from Rs. 146.8 billion at year-end fiscal 2019 to Rs. 113.8 billion at year-end fiscal 2020.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which sought to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, the scheme for sustainable structuring of stressed assets and stand-still benefit were withdrawn, where such schemes were not implemented on that date. The outstanding to the borrowers, where the Bank had implemented the scheme for sustainable structuring of stressed assets decreased from Rs. 6.2 billion at year-end fiscal 2019 to Rs. 2.0 billion at year-end fiscal 2020, comprising Rs. 1.2 billion of sustainable debt and Rs. 0.8 billion of unsustainable debt, primarily due to slippages in the non-performing category. The aggregate non-fund based outstanding to these borrowers was Rs. 2.3 billion at March 31, 2020. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At March 31, 2020, the portfolio of such loans was Rs. 44.1 billion (March 31, 2019: Rs. 45.9 billion) out of which Rs. 13.0 billion (March 31, 2019: Rs. 19.1 billion) was classified as standard.

In fiscal 2020, we sold commercial loans made to five borrowers with an aggregate book value (net of provision) of Rs. 0.01 billion to asset reconstruction companies. In fiscal 2019, we sold loans made to 15 borrowers with an aggregate book value (net of provision) of Rs. 2.8 billion to asset reconstruction companies. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
	Rs.	3,591	Rs.	18,136	US$	241	-
Provision for non-performing and other assets		176,114		89,627		1,189	(49.1)
Provision for standard assets		2,414		7,190		95	-
Covid-19 related provision by the Bank…		-		27,250		362	-
Others …………………...		22,499		7,937		105	(64.7)
Total provisions and contingencies (excluding tax)	Rs.	204,618	Rs.	150,140	US$	1,992	(26.6)%

Provisions and contingencies decreased by 26.6% from Rs. 204.6 billion in fiscal 2019 to Rs. 150.1 billion in fiscal 2020 primarily due to a decrease in provision for non-performing assets, offset, in part, by Covid-19 related provision and an increase in provision for investments.

Provision for non-performing and other assets decreased by 49.1% from Rs. 176.1 billion in fiscal 2019 to Rs. 89.6 billion in fiscal 2020 primarily due to lower ageing-based provisions on loans classified as non-performing assets in earlier years. In fiscal 2016, 2017 and 2018, there was a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status. While, the additions to non-performing loans declined sharply in fiscal 2019 and fiscal 2020 compared to earlier years, the provisions remained elevated in fiscal 2019 due to ageing-based provision on loans classified as non-performing assets in earlier years. The provision coverage ratio (excluding cumulative technical/prudential write-offs) increased significantly from 48.97% at year-end fiscal 2018 to 70.9% at year-end fiscal 2019. The provision coverage ratio increased to 75.3% at year-end fiscal 2020.

Provision for investments increased from Rs. 3.6 billion in fiscal 2019 to Rs. 18.1 billion in fiscal 2020 primarily due to an increase in provision of ICICI Bank and insurance subsidiaries. Provision for investments of ICICI Bank increased due to an increase in provision on preference shares, equity shares and debentures. Provision for investments of ICICI Bank includes provision of Rs. 8.5 billion towards preference shares on conversion of loan of a borrower. The Bank was already holding this provision on the loan before conversion to preference shares. Provision for investments made by our insurance subsidiaries increased primarily due to other than temporary impairment on investment in equity shares.

Provision for standard assets (excluding Covid-19 related provision of ICICI Bank) increased from Rs. 2.4 billion in fiscal 2019 to Rs. 7.2 billion in fiscal 2020 primarily due to an increase in provision for standard assets of ICICI Bank and ICICI Bank Canada. Provision for standard assets of ICICI Bank increased from Rs. 2.6 billion in fiscal 2019 to Rs. 4.6 billion in fiscal 2020 primarily due to additional general provision on stressed sectors and an increase in portfolio. In fiscal 2020, ICICI Bank Canada made a provision of Rs. 1.5 billion on Stage-1 and Stage-2 exposure primarily due to impact of Covid-19 pandemic. In fiscal 2019, there was a write back of provision for standard assets of ICICI Bank Canada of Rs. 0.3 billion. We held a cumulative general provision (excluding Covid-19 related provision of ICICI Bank) of Rs. 39.0 billion at year-end fiscal 2020 compared to Rs. 31.5 billion at year-end fiscal 2019.

The Bank has extended the moratorium option to its borrowers under a Board-approved policy. At year-end fiscal 2020, the aggregate outstanding of the borrowers to whom moratorium had been extended as of April-end and which were overdue but standard at February 29, 2020 and continued to be overdue at March 31, 2020, amounted to Rs. 121.5 billion. Of these, borrowers with aggregate outstanding of Rs. 13.1 billion were extended asset classification benefit at year-end fiscal 2020 under the Reserve Bank of India’s norms. General provision on cases, where asset classification benefits were extended at year-end fiscal 2020, were made as if the loan were non-performing on that date. At year-end fiscal 2020, the Bank made Covid-19 related general provision of Rs. 27.3 billion. The provision made by the Bank is more than the requirement under Reserve Bank of India guidelines dated April 17, 2020, requiring a provision of 5.0% by March 31, 2020 and 5.0% by June 30, 2020 on loans to borrowers who were overdue but standard at February 29, 2020 and to whom moratorium has been extended.

Other provisions decreased from Rs. 22.5 billion in fiscal 2019 to Rs. 7.9 billion in fiscal 2020. Other provisions in fiscal 2020 include provision against non-banking assets acquired under debt asset swap transactions, offset, in part, by reclassification of provision on non-fund exposure on certain borrowers classified as non-performing. Other provisions in fiscal 2019 primarily included provision on non-fund based facilities and non-banking assets.

The global and Indian economy have been and would continue to be impacted by the Covid-19 pandemic with contraction in industrial and services output across small and large businesses. Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a contraction for fiscal 2021. While systemic liquidity is abundant, the economic weakness caused by the pandemic and uncertainty regarding normalization will impact banking sector loan growth, revenues, margins, asset quality and credit costs. The impact of the Covid-19 pandemic on banks, including us, would depend on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by us and the time it takes for economic activities to resume at normal levels. We believe there will be an increase in rating downgrades and non-performing asset formation at a systemic level as well as for us. See also “Business—Classification of Loans—Non-Performing Assets” and “Business—Classification of Loans—Restructured Loans”. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Tax Expense

Income tax expense increased from Rs. 17.2 billion in fiscal 2019 to Rs. 73.6 billion in fiscal 2020 primarily due to increase in profit before tax and increase in effective tax rate. The effective tax rate increased from 23.2% in fiscal 2019 to 39.6% in fiscal 2020 primarily due to the one-time additional charge due to re-measurement of accumulated deferred tax asset at March 31, 2019, offset, in part, by the tax expense at lower rate due to change in tax rate.

In September 2020, the Government of India amended the Income Tax Act through Taxation Laws (Amendment) Ordinance, 2019 and inserted a new Section 115BAA of the Income Tax Act, 1961, with effect from fiscal 2020. Under the new section the Indian companies were given an option for lower tax of 25.168% as compared to 34.944% earlier, under the condition of foregoing certain specified deductions and incentives. During fiscal 2020, the Group decided to exercise the option of lower tax rate. Accordingly, the Group recognized the provision for income tax and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The resultant impact has been taken through the profit and loss account. The impact of this change on the tax expense for fiscal 2020, including both, the one-time additional charge due to re-measurement of accumulated deferred tax asset at March 31, 2019, and the tax expense at lower rate for fiscal 2020, was Rs 12.1 billion.

Income tax expense of the Bank increased from Rs. 4.1 billion in fiscal 2019 to Rs. 61.2 billion in fiscal 2020. The effective tax rate of the Bank increased from 10.9% in fiscal 2019 to 43.5% in fiscal 2020.

Income tax expense of our life insurance subsidiary was nil in fiscal 2020 as compared to Rs. 0.22 billion in fiscal 2019. Income tax expense of our general insurance subsidiary decreased from Rs. 5.5 billion in fiscal 2019 to Rs. 5.0 billion in fiscal 2020.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	873,909	Rs.	1,278,529	US$	16,959	46.3%
Investments		3,982,008		4,434,726		58,824	11.4
Advances (net of provisions)		6,469,617		7,062,461		93,679	9.2
Fixed assets		96,604		104,087		1,381	7.7
Other assets		965,801		893,119		11,847	(7.5)
Total assets	Rs.	12,387,939	Rs.	13,772,922	US$	182,690	11.2%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total assets increased by 11.2% from Rs. 12,387.9 billion at year-end fiscal 2019 to Rs. 13,772.9 billion at year-end fiscal 2020 primarily due to an increase in net advances, investments and cash and cash equivalents. Net advances increased by 9.2% from Rs. 6,469.6 billion at year-end fiscal 2019 to Rs. 7,062.5 billion at year-end fiscal 2020. Investments increased by 11.4% from Rs. 3,982.0 billion at year-end fiscal 2019 to Rs. 4,434.7 billion at year-end fiscal 2020. Cash and cash equivalents increased by 46.3% from Rs. 873.9 billion at year-end fiscal 2019 to Rs. 1,278.5 billion at year-end fiscal 2020.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 873.9 billion at year-end fiscal 2019 to Rs. 1,278.5 billion at year-end fiscal 2020 primarily due to an increase in lending with Reserve Bank of India under Liquidity Adjustment Facility, offset, in part, by a decrease in foreign currency call money lent of ICICI Bank. Lending with Reserve bank of India under Liquidity Adjustment Facility increased from Rs 86.0 billion at March 31, 2019 to Rs. 570.0 billion at March 31, 2020 primarily due to surplus liquidity. The liquidity was higher due to higher deposit flows primarily on account of growth in the term deposit book.

Investments

Total investments increased by 11.4% from Rs. 3,982.0 billion at year-end fiscal 2019 to Rs. 4,434.7 billion at year-end fiscal 2020. Investments of ICICI Bank increased from Rs. 2,077.3 billion at year-end fiscal 2019 to Rs. 2,495.3 billion at year-end fiscal 2020 primarily due to an increase in investments in Indian government securities and commercial papers, offset, in part, by a decrease in investments in bonds and debentures.

Investments of ICICI Prudential Life Insurance Company decreased from Rs. 1,571.7 billion at year-end fiscal 2019 to Rs. 1,487.2 billion at year-end fiscal 2020. Investments held to cover linked liabilities decreased from Rs. 1,109.5 billion at year-end fiscal 2019 to Rs. 970.9 billion at year-end fiscal 2020 primarily due to decrease in market value of equity securities. Investments, other than investments held to cover linked liabilities, increased from Rs. 462.3 billion at year-end fiscal 2019 to Rs. 516.4 billion at year-end fiscal 2020 primarily due to an increase in investment in Indian government securities, bonds and debentures and equity shares, offset, in part, by decrease in investments in units of mutual funds and certificates of deposits.

Investments of ICICI Lombard General Insurance Company increased from Rs. 215.0 billion in fiscal 2019 to Rs. 258.6 billion in fiscal 2020 primarily due to an increase in investment in Indian government securities, bonds and debentures and units of mutual funds.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 102.9 billion in fiscal 2019 to Rs. 163.7 billion in fiscal 2020 primarily due to an increase in investment in Indian government securities, offset, in part, by a decrease in investment in corporate bonds.

Investments of ICICI Bank UK increased from Rs. 62.7 billion at year-end fiscal 2019 to Rs. 65.9 billion at year-end fiscal 2020. ICICI Bank Canada’s investment portfolio decreased by 2.0% from Rs. 33.2 billion at year-end fiscal 2019 to Rs. 32.5 billion at year-end fiscal 2020.

Our total investment in Indian government securities increased from Rs. 1,876.6 billion at year-end fiscal 2019 to Rs. 2,426.8 billion at year-end fiscal 2020.

At year-end fiscal 2020, ICICI Bank had an outstanding net investment of Rs. 20.7 billion in security receipts issued by asset reconstruction companies, in relation to sales of non-performing assets and special mention accounts, compared to Rs. 32.9 billion at year-end fiscal 2019. During fiscal 2020, security receipts amounting to Rs. 11.6 billion were redeemed on account of recovery from a non-performing case. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 9.2% from Rs. 6,469.6 billion at year-end fiscal 2019 to Rs. 7,062.5 billion at year-end fiscal 2020 primarily due to an increase in retail advances.

Net advances of the Bank increased by 10.0% from Rs. 5,866.5 billion at year-end fiscal 2019 to Rs. 6,452.9 billion at year-end fiscal 2020. Net retail advances of ICICI Bank increased by 15.6% from Rs. 3,528.3 billion at year-end fiscal 2019 to Rs. 4,077.7 billion at year-end fiscal 2020. Net advances of ICICI Bank’s overseas branches decreased by 14.4% from Rs. 630.3 billion at year-end fiscal 2019 to Rs. 539.7 billion at year-end fiscal 2020.

In accordance with the regulatory package announced by the Reserve Bank of India in March, 2020, the Bank has extended the option of payment moratorium for all dues falling due between March 1, 2020 and May 31, 2020 to its borrowers. The option of payment moratorium was further extended for a period of three months based on the subsequent Reserve Bank of India guidelines issued in May 2020. The Bank has extended the moratorium option to its borrowers under a Board-approved policy. At June 30, 2020, about 17.5% of the Bank’s loan portfolio was under repayment moratorium.

The overseas loan portfolio of ICICI Bank was 8.4% of the overall loan portfolio at March 31, 2020. Excluding exposures to banks and retail lending against deposits, the corporate fund and non-fund outstanding at March 31, 2020, net of cash/bank/insurance backed lending, was US$ 7.48 billion. Out of US$ 7.48 billion, 63% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 16% of the outstanding was to non-India companies with Indian or India-linked operations and activities and the portfolio in this segment is generally well-rated and the Indian operations of these companies are target customers for the Bank’s deposit and transaction banking franchise. The Bank would continue to pursue risk calibrated opportunities in this segment. Out of US$ 7.48 billion, about 7.0% of the outstanding was to companies owned by non-resident Indians/ person of Indian origins and 14.0% of the outstanding was to other non-India companies and the Bank is planning significant reduction in this portfolio.

Net advances of ICICI Bank UK decreased by 6.0% from Rs. 169.8 billion at year-end fiscal 2019 to Rs. 159.5 billion at year-end fiscal 2020 primarily due to pre-payments and selective sell down of lower rated syndicated loan portfolio.

Net advances of ICICI Bank Canada increased by 3.0% from Rs. 297.6 billion at year-end fiscal 2019 to Rs. 306.5 billion at year-end fiscal 2020 primarily due to exchange rate movement between Canadian dollar and India Rupee. In Canadian dollar terms, net advances decreased marginally from CAD 5.8 billion at March 31, 2019 to CAD 5.7 billion at March 31, 2020. Net advances of ICICI Home Finance increased by 5.3% from Rs. 131.2 billion at year-end fiscal 2019 to Rs. 138.1 billion at year-end fiscal 2020.

The overseas banking subsidiaries of the Bank are also working on a planned reduction in their non-India linked corporate portfolio, subject to compliance with the local regulations. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 7.7% from Rs. 96.6 billion at year-end fiscal 2019 to Rs. 104.1 billion at year-end fiscal 2020 due to higher capitalization of information technology systems and soft-ware. Other assets decreased from Rs. 965.8 billion at year-end fiscal 2019 to Rs. 893.1 billion at year-end fiscal 2020 primarily due to a decrease in trade receivables, deferred tax assets and non-banking asset acquired against claims.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Deposits	Rs.	6,813,169	Rs.	8,007,845	US$	106,219	17.5%
Borrowings(1)		2,103,241		2,138,518		28,366	1.7
Other liabilities		2,263,189		2,329,012		30,893	2.9
Total liabilities		11,179,599		12,475,375		165,478	11.6
Minority interest		65,805		67,948		901	3.3
Equity share capital		12,895		12,948		172	0.4
Reserves and surplus(2)		1,129,640		1,216,653		16,138	7.7
Total liabilities and stockholders’ equity		12,387,939		13,772,922	US$	182,689	11.2%

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

(3) Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total liabilities (including capital and reserves) increased by 11.2% from Rs. 12,387.9 billion at year-end fiscal 2019 to Rs. 13,772.9 billion at year-end fiscal 2020, primarily due to an increase in deposits, other liabilities, and borrowings.

Deposits

Deposits increased by 17.5% from Rs. 6,813.2 billion at year-end fiscal 2019 to Rs. 8,007.8 billion at year-end fiscal 2020.

Deposits of ICICI Bank increased by 18.1% from Rs. 6,529.2 billion at year-end fiscal 2019 to Rs. 7,709.7 billion at year-end fiscal 2020. Term deposits increased by 28.6% from Rs. 3,289.8 billion at year-end fiscal 2019 to Rs. 4,231.5 billion at year-end fiscal 2020. Savings account deposits increased by 7.9% from Rs. 2,276.7 billion at year-end fiscal 2019 to Rs. 2,455.9 billion at year-end fiscal 2020 and current account deposits increased by 6.2% from Rs. 962.7 billion at year-end fiscal 2019 to Rs. 1,022.3 billion at year-end fiscal 2020. The current account and savings account deposits increased by 7.4% from Rs. 3,239.4 billion at year-end fiscal 2019 to Rs. 3,478.2 billion at year-end fiscal 2020. The current account and savings account ratio was 45.1% at March 31, 2020 compared to 49.6% at March 31, 2019. Average savings account deposits increased by 11.0% from Rs. 1,895.5 billion in fiscal 2019 to Rs. 2,104.2 billion in fiscal 2020. Average current account deposits increased by 17.1% from Rs. 606.7 billion in fiscal 2019 to Rs. 710.2 billion in fiscal 2020. Average current and savings account deposits increased by 12.5% from Rs. 2,502.2 billion in fiscal 2019 to Rs. 2,814.4 billion in fiscal 2020. The average current account and savings account deposits as a proportion to total deposits were 42.7% in fiscal 2020 as compared to 45.9% in fiscal 2019. Average current account and savings account deposits were 34.5% of the funding (i.e., deposits and borrowings) for fiscal 2020 as compared to 35.1% for fiscal 2019. Deposits of overseas branches increased by 33.3% from Rs. 54.2 billion at year-end fiscal 2019 to Rs. 72.3 billion at year-end fiscal 2020. At year-end fiscal 2020, deposits of the Bank formed 82.6% of its funding (i.e., deposits and borrowings) compared to 79.8% at March 31, 2019. See also “Business—Funding”.

Deposits of ICICI Bank Canada decreased from Rs. 164.8 billion at year-end fiscal 2019 to Rs. 160.1 billion at year-end fiscal 2020 primarily due to a decrease in term and savings account deposits.

Deposits of ICICI Bank UK increased from Rs. 148.1 billion at year-end fiscal 2019 to Rs. 154.5 billion at year-end fiscal 2020, primarily due to exchange rate movement between U.S. dollar and India Rupee. In U.S dollar terms, deposits decreased from US$ 2.1 billion at March 31, 2019 to US$ 2.0 billion at March 31, 2020 primarily due to maturity of deposits.

Borrowings

Borrowings increased by 1.7% from Rs. 2,103.2 billion at year-end fiscal 2019 to Rs. 2,138.5 billion at year-end fiscal 2020. Borrowings of ICICI Bank Canada increased from Rs. 142.6 billion at year-end fiscal 2019 to Rs. 150.8 billion at year-end fiscal 2020, primarily due to an increase in inter-bank borrowings in, offset, in part, by a decrease in securitized insured mortgages. Borrowings of ICICI Securities Primary Dealership Company increased from Rs. 104.3 billion at year-end fiscal 2019 to Rs. 146.3 billion at year-end fiscal 2020 primarily due to an increase in repurchase borrowings and borrowing through commercial paper. Borrowings of ICICI Home Finance Company increased from Rs. 118.9 billion at year-end fiscal 2019 to Rs. 129.2 billion at year-end fiscal 2020 primarily due to an increase in term loans and fixed deposits.

Borrowings of ICICI Bank decreased by 1.5% from Rs. 1,653.2 billion at year-end fiscal 2019 to Rs. 1,629.0 billion at year-end fiscal 2020, primarily due to a decrease in foreign currency call money borrowings and foreign currency bond borrowings, offset, in part, by an increase in repurchase borrowings, borrowings with Reserve Bank of India under liquidity adjustment facility and refinance borrowings. Net borrowings of overseas branches decreased by 19.8% from Rs. 747.8 billion at year-end fiscal 2019 to Rs. 599.5 billion at year-end fiscal 2020. Borrowings of ICICI Bank UK decreased from Rs. 80.8 billion at year-end fiscal 2019 to Rs. 70.5 billion at year-end fiscal 2020, primarily due to a decrease in inter-bank borrowings, bond borrowings and banker’s acceptance. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiaries. Other liabilities increased by 2.9% from Rs. 2,263.2 billion at year-end fiscal 2019 to Rs. 2,329.0 billion at year-end fiscal 2020. Other liabilities of ICICI Bank increased by 26.8% from Rs. 378.5 billion at year-end fiscal 2019 to Rs. 480.0 billion at year-end fiscal 2020 primarily due to an increase in payables on account of foreign exchange and derivative transactions and security deposits, offset, in part, by a decrease in bills payable. Other liabilities of our general insurance business increased by 13.2% from Rs. 272.6 billion at year-end fiscal 2019 to Rs. 308.6 billion at year-end fiscal 2020 due to an increase in claims outstanding and premium received in advance. Liabilities on policies in force of our life insurance business decreased by 4.5% from Rs. 1,523.8 billion at year-end fiscal 2019 to Rs. 1,454.9 billion at year-end fiscal 2020.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 1,142.5 billion at year-end fiscal 2019 to Rs. 1,229.6 billion at year-end fiscal 2020 primarily due to the annual accretion to reserves out of profit.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements”.

Cash and cash equivalents increased by 46.3% from Rs. 873.9 billion at year-end fiscal 2019 to Rs. 1,278.5 billion at year-end fiscal 2020.

The net cash inflow from operating activities increased from Rs. 486.7 billion in fiscal 2019 to Rs. 795.6 billion in fiscal 2020 primarily due to a higher increase in deposits, a lower increase in advances and a decrease in current tax payment in fiscal 2020 as compared to fiscal 2019, offset, in part, by an increase in investments (other than held-to-maturity investments).

The net cash outflow from investing activities increased from Rs. 301.5 billion in fiscal 2019 to Rs. 423.1 billion in fiscal 2020 primarily due to higher net purchase of held-to-maturity securities.

There was a net cash inflow from financing activities of Rs. 29.9 billion in fiscal 2020 as compared to a net cash outflow of Rs. 200.0 billion during fiscal 2019, primarily due to a net increase in short-term borrowings by Rs. 187.2 billion in fiscal 2020 as compared to a net decrease of Rs. 150.0 billion in fiscal 2019, offset, in part, by higher net repayment of long-term borrowings in fiscal 2020 as compared to fiscal 2019.

Fiscal 2018 to Fiscal 2019

Summary

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

Provisions and contingencies (excluding provision for tax) increased by 13.8% from Rs. 179.7 billion in fiscal 2018 to Rs. 204.6 billion in fiscal 2019. The Indian corporate sector experienced several challenges from fiscal 2012, which resulted in substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status for the banking sector and the Bank since fiscal 2016. See also, “Risk factors- If the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer.” In fiscal 2019, the additions to non-performing loans in the banking system, including us, declined sharply. A few large accounts referred under the Insolvency and Bankruptcy Code were resolved. The additions to non-performing loans of the Bank reduced significantly, while provisions remained elevated as the Bank made additional provisions on existing non-performing loans as required by applicable regulations. The provision coverage ratio improved substantially. Gross additions to the non-performing assets in fiscal 2019 were Rs. 120.8 billion (fiscal 2018: Rs. 296.0 billion). Gross non-performing assets (net of write-offs) decreased from Rs. 575.3 billion at year-end fiscal 2018 to Rs. 491.8 billion at year-end fiscal 2019. Net non-performing assets decreased from Rs. 293.5 billion at year-end fiscal 2018 to Rs. 143.3 billion at year-end fiscal 2019. The net non-performing assets ratio decreased from 4.6% at year-end fiscal 2018 to 2.0% at year-end fiscal 2019.

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

ICICI Bank had a domestic branch network of 4,874 branches and an ATM network of 14,987 ATMs at year-end fiscal 2019.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2018		2019	2019		2019/2018 % change
	(in millions, except percentages)
Interest income(1)	Rs.	621,623	719,817	US$	9,548	15.8%
Interest expense		(342,620)	(391,775)		(5,197)	14.3%
Net interest income	Rs.	279,003	328,042	US$	4,351	17.6%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2018		2019		2019			2019/2018 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	112,629	Rs.	126,057	US$	1,672		11.9%
Income from treasury-related activities (net)		83,927		43,816		581		(47.8)
-Profit/(loss) on foreign exchange transactions		15,856		17,838		237		12.5%
-Profit/(loss) on other treasury-related activities(1)…………………		68,071		25,978		345		(61.8)
Profit/(loss) on sale of land, buildings and other assets (net)		29		(22)		(0)(	1)	N/M
Premium and other operating income from insurance business		369,369		420,939		5,583		14.0
Miscellaneous income		2,114		2,460		33		16.4
Total non-interest income	Rs.	568,068	Rs.	593,250	US$	7,869		4.4%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments.

(2)	Insignificant amount.

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

Income relating to our insurance business

Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Income from our insurance business increased by 13.2% from Rs. 368.6 billion in fiscal 2018 to Rs. 420.9 billion in fiscal 2019 due to an increase in income from both our life insurance and general insurance business.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	83,335	Rs.	94,253	US$	1,250	13.1%
Depreciation on own property		9,221		9,458		125	2.6
Auditor’s fees and expenses		259		295		4	13.9
Expenses pertaining to insurance business		336,374		391,686		5,195	16.4
Other administrative expenses		128,367		146,896		1,948	14.4
Total non-interest expenses	Rs.	557,556	Rs.	642,588	US$	8,524	15.3%

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

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under the Insolvency and Bankruptcy Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified timeframes, these borrowers were required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017.

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

In April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets dated February 12, 2018 as unconstitutional. The Reserve Bank of India issued a revised prudential framework for resolution of stressed assets by banks on June 7, 2019. As per the revised guideline, banks are now required to implement the resolution plan within 180 days from the end of the “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of the “review period”. Further, half of the additional provision may be reversed on filing of the insolvency application under the Insolvency and Bankruptcy Code, and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Code. On implementation of the resolution plan, additional provision may be reversed if the borrower is not in default for a period of 6 months from the date of clearing of the overdue with all the lenders or upon completion of the assignment of debt/recovery. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, etc. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability.

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

Since April 2015, loans that are restructured are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) continue to enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

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

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2018			2019			2019		2019/2018 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	458,861		Rs.	575,261		US$	7,630	25.4%
Add: New non-performing assets during the year		295,969			120,793			1,602	(59.2)
Less: Loans upgraded to performing during the year		(38,668)			(18,268)			(242)	(52.8)
Less: Recoveries (excluding recoveries made from upgraded accounts)(1)		(48,103	)(1)		(62,596	)(1)		(830)	30.1
Less: Write-offs		(92,798)			(123,345)			(1,636)	32.9
Gross non-performing assets(2)	Rs.	575,261		Rs.	491,845		US$	6,524	(14.5)
Provisions for non-performing assets(2)		(281,714)			(348,522)			(4,623)	23.7
Net non-performing assets(2)	Rs.	293,547		Rs.	143,323		US$	1,901	(51.2)
Gross customer assets	Rs.	6,681,141		Rs.	7,535,320		US$	99,951	12.8
Net customer assets	Rs.	6,393,368		Rs.	7,183,487		US$	95,284	12.4
Gross non-performing assets as a percentage of gross customer assets		8.6%			6.5%
Net non-performing assets as a percentage of net customer assets		4.6%			2.0%

(1)	Includes non-performing assets transferred to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass through instruments.

(2)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, the Reserve Bank of India initiated several measures from fiscal 2016 to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes. In case the resolution plan was not finalized within specified timeframes, these borrowers would be required to be liquidated under this code. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers.

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

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)		50,855		18,579		246	(63.5)%
Add: Loans restructured during the year		7		293		4	-
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		2,161		193		3	(91.1)
Less: Loans upgraded to standard category during the year		—		(10,402)		(138)	-
Less: Loans downgraded to non-performing category during the year		(22,838)		(3,959)		(53)	(82.7)
Less: Repayments/change in management/conversion to equity shares during the year		(11,605)		(965)		(13)	(91.7)
Gross restructured loans	Rs.	18,579	Rs.	3,737	US$	50	(79.9)
Provisions for restructured loans		(628)		(279)		(4)	(55.6)
Net restructured loans	Rs.	17,951	Rs.	3,458	US$	46	(80.7)
Average balance of net restructured loans(1)	Rs.	27,586	Rs.	11,091	US$	147	(59.8)
Gross customer assets	Rs.	6,681,141	Rs.	7,535,320	US$	99,951	12.8
Net customer assets	Rs.	6,393,368	Rs.	7,183,487	US$	95,284	11.8
Gross restructured loans as a percentage of gross customer assets		0.3%		0.05%
Net restructured loans as a percentage of net customer assets		0.3%		0.05%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

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

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	19,489	Rs.	3,591	US$	48	(81.6)%
Provision for non-performing and other assets		147,516		176,114		2,336	19.4
Provision for standard assets		2,960		2,414		32	(18.4)
Others		9,764		22,499		298	-
Total provisions and contingencies (excluding tax)	Rs.	179,729	Rs.	204,618	US$	2,714	13.8%

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

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	889,991	Rs.	873,909	US$	11,592	(1.8)%
Investments		3,722,077		3,982,008		52,819	7.0
Advances (net of provisions)		5,668,542		6,469,617		85,815	14.1
Fixed assets		94,650		96,604		1,281	2.1
Other assets		867,550		965,801		12,811	11.3
Total assets	Rs.	11,242,810	Rs.	12,387,939	US$	164,318	10.2%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Net advances of ICICI Bank Canada increased marginally from Rs. 290.7 billion at year-end fiscal 2018 to Rs. 297.6 billion at year-end fiscal 2019. See also “Business f– Loan Portfolio”.

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

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Deposits	Rs.	5,857,961	Rs.	6,813,169	US$	90,372	16.3%
Borrowings(1)		2,294,018		2,103,241		27,898	(8.3)
Other liabilities		1,924,452		2,263,189		30,020	17.6
Total liabilities		10,076,431		11,179,599		148,290	10.9
Minority interest		60,082		65,805		873	9.5
Equity share capital		12,858		12,895		171	0.3
Reserves and surplus(2)		1,093,439		1,129,640		14,984	3.3
Total liabilities and stockholders’ equity	Rs.	11,242,810	Rs.	12,387,939	US$	164,318	10.2%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes employees’ stock options outstanding.

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

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2018		2019		2020		2020		2018		2019		2020		2020
	(in millions)
Interest rate products:
Swap agreements	Rs.	11,788,157	Rs.	18,272,117	Rs.	19,545,504	US$	259,259	Rs.	(4,784)	Rs.	475	Rs.	(1,490)	US$	(20)
Others		86,932		105,336		113,035		1,499		70		(128)		(182)		(2)
Total interest rate products	Rs.	11,875,089	Rs.	18,377,453	Rs.	19,658,540	US$	260,758	Rs.	(4,714)	Rs.	347	Rs.	(1,673)	US$	(22)
Foreign exchange products:
Forward contracts	Rs.	4,461,284	Rs.	4,446,960	Rs.	7,526,908	US$	99,840	Rs.	(1,916)	Rs.	(3,109)	Rs.	2,551	US$	34
Swap agreements		417,771		426,896		578,219		7,670		8,765		7,299		9,089		121
Others		578,555		1,178,985		643,441		8,535		163		(2,581)		(5,143)		(68)
Total foreign exchange products	Rs.	5,457,610	Rs.	6,052,841	Rs.	8,748,567	US$	116,044	Rs.	7,012	Rs.	1,609	Rs.	6,497	US$	86

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The Bank is an active market participant in the interest rate and foreign exchange derivative market for trading and market making purposes, which are carried out primarily for customer transactions and managing the proprietary position on interest rate and foreign exchange risk. The notional principal amount of interest rate products increased from Rs. 18,377.5 billion at year-end fiscal 2019 to Rs. 19,658.5 billion at year-end fiscal 2020 primarily due to an increase in the turnover of overnight index swaps. These transactions are done for trading and market-making purposes with a view to manage the interest rate risk. The credit exposure on interest rate derivatives increased from Rs. 211.9 billion at year-end fiscal 2019 to Rs. 324.25 billion at year-end fiscal 2020. The notional principal amount of foreign exchange products increased from Rs. 6,052.8 billion at year-end fiscal 2019 to Rs. 8,748.6 billion at year-end fiscal 2020 primarily due to increase in trading and market making activities in U.S. dollar/Rupee forwards to facilitate client flow and capture opportunities in the volatile forward market. The credit exposure on foreign exchange derivatives increased from Rs. 225.9 billion at year-end fiscal 2019 to Rs. 318.92 billion at year-end fiscal 2020.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded or non-funded credit derivatives instruments at year-end fiscal 2020.

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

The total outstanding first loss credit enhancements at year-end fiscal 2020 were Rs. 2.0 billion and second loss credit enhancements were Rs. 1.4 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2020 was Rs. 5.1 billion.

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

As required under the Canada Mortgage Bonds program, our Canadian subsidiary, as an issuer, has undertaken to remit monthly payments of principal and interest accrued which is due on the mortgage loans in the pool(s) to the Central Paying Agent who acts on behalf of the Canada Housing Trust. ICICI Bank Canada has also undertaken to make the payments to the Central Paying Agent on the due dates even if the corresponding amounts have not been received and collected from the customer(s) in respect with the mortgages in the pools. At year-end fiscal 2020, the outstanding balance of such securitized insured mortgages were CAD 2.6 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 2,000.3 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2020, compared to Rs. 1,560.6 billion at year-end fiscal 2019. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital projects increased from Rs. 7.5 billion at year-end fiscal 2019 to Rs. 8.5 billion at year-end fiscal 2020.

Other Contractual Obligations

The following table sets forth certain contractual obligations at year-end fiscal 2020.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years			More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,445,295	Rs.	357,440	Rs.	537,078	Rs.	337,048	Rs.	213,729
Time deposits		4,417,309		3,119,507		1,137,626		119,395		40,781
Life-insurance obligations(1)		3,233,058		(85,114)		(243,563)		(57,080)		3,618,814
Gratuity obligations(2)		20,280		2,053		3,768		3,882		10,577(3)
Pension obligations(2)		11,217		1,174		2,576		2,301		5,166(3)
Operating lease obligations		2,740		839		1,036		456		409
Finance lease obligations		482		113		195		174		-
Guarantees(4),(5)
Financial guarantees		485,113		364,185		97,012		18,344		5,572
Performance guarantees		775,311		386,856		299,121		67,373		21,961
Total	Rs.	10,390,805	Rs.	4,147,053	Rs.	1,834,849	Rs.	491,893	Rs.	3,917,009

(1)	The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2020 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and 10 years.

(4)	The amount represents maximum amount of obligation.

(5)	Based on contractual maturity.

Long-term Debt Obligations

Long-term debt represents debt with an original contractual maturity greater than one year. Maturity distribution is based on contractual maturity, or the date at which the debt is callable at the option of the holder, whichever is earlier. For a detailed discussion on long-term debt, see note 3 to our “Consolidated Financial Statements—Additional Notes” included herein.

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

Operating Lease Obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2020.

Lease rental commitments for fiscal	(in millions)
2021	Rs.	839
2022		603
2023		433
2024		310
2025		146
Thereafter		409
Total minimum lease commitments	Rs.	2,740

Finance Lease Obligations

We have commitments under long-term finance leases for certain office equipment - set up at branches. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2020.

Lease rental commitments for fiscal	(in millions)
2021	Rs.	113
2022		97
2023		98
2024		98
2025		76
Thereafter		..
Total minimum lease commitments	Rs.	482

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees increased by 5.0% from Rs. 1,200.0 billion at year-end fiscal 2019 to Rs. 1,260.4 billion at year-end fiscal 2020.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
		2018		2019		2020		2020	2020/2019 % change
	(in millions, except percentages)
Financial guarantees	Rs.	440,612	Rs.	472,599	Rs.	485,113	US$	6,411	2.6%
Performance guarantees		650,275		727,373		775,311		10,247	6.6%
Total guarantees	Rs.	1,090,887	Rs.	1,199,972	Rs.	1,260,424	US$	16,658	5.0%

Financial guarantees constituted approximately 38% of our guarantee exposure at year-end fiscal 2020. Of these financial guarantees, approximately 12 % were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The remaining financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted about 62% of our guarantee exposure at year-end fiscal 2020.

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

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees increased from Rs. 130.4 billion at year-end fiscal 2019 to Rs. 164.3 billion at year-end fiscal 2020. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 12 million at year-end fiscal 2020 as compared to Rs. 11 million at year-end fiscal 2019.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2020.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2019	Rs.	727,373	Rs.	472,599
Additions: Issued during the year		267,928		376,264
Deletions: Closed due to expiry/termination during the year		(209,995)		(349,319)
Invoked and paid during the year		(9,995)		(14,431)
Closing balance at year-end fiscal 2020	Rs.	775,311	Rs.	485,113

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

Regulatory Capital

Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 which were being phased in through March 31, 2019 as per the transitional arrangement provided by the Reserve Bank of India for Basel III implementation. On January 10, 2019, the Reserve Bank of India extended the transition period for implementing the last tranche of 0.625% under capital conservation buffer by one year from March 31, 2019 to March 31, 2020. On March 27, 2020, the Reserve Bank of India further extended the transition period for implementing the last tranche of 0.625% under capital conservation buffer to September 30, 2020. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2020, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 7.58%, minimum Tier-1 capital ratio of 9.08% and minimum total capital ratio of 11.08%. The minimum total capital requirement includes a capital conservation buffer of 1.875% and capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian Generally Accepted Accounting Principles.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2019(1)	2020	2020
	(in millions, except percentages)
Common equity Tier 1 capital	936,891	1,016,648		US$ 13,485
Tier 1 capital	1,037,162	1,117,847		14,828
Tier 2 capital	123,739	105,997		1,406
Total capital	1,160,901	1,223,844	US$	16,234
Credit risk: risk-weighted assets	5,741,030	6,299,203		US$ 83,555
Market risk: risk-weighted assets	488,379	593,660		7,875
Operational risk: risk-weighted assets	644,340	702,040		9,312
Total risk-weighted assets	6,873,749	7,594,903	US$	100,742
Common equity Tier 1 risk-based capital ratio	13.6%	13.4%
Tier 1 risk-based capital ratio	15.1%	14.7%
Tier 2 risk-based capital ratio	1.8%	1.4%
Total risk-based capital ratio	16.9%	16.1%

(1)	The proposed dividend for fiscal 2019 was deducted from capital funds, though not deducted from net worth, for the purpose of financial reporting at year-end fiscal 2019.

In fiscal 2020, capital funds (net of deductions) increased by Rs. 62.9 billion from Rs. 1,160.9 billion at year-end fiscal 2019 to Rs. 1,223.8 billion at year-end fiscal 2020 primarily due inclusion of retained earnings, issuance of Tier 2 capital instruments of Rs 9.4 billion and increase in general provisions, offset, in part, by redemption of Tier 2 capital instruments. Mandatory appropriation towards investment fluctuation reserve of Rs. 6.7 billion is considered under Tier-2 capital as per the Reserve Bank of India guidelines.

Risk-weighted assets relating to credit risk increased by Rs. 558.2 billion from Rs. 5,741.0 billion at year-end fiscal 2019 to Rs. 6,299.2 billion at year-end fiscal 2020 primarily due to an increase of Rs. 491.9 billion in risk-weighted assets for on-balance sheet assets and an increase of Rs. 66.3 billion in risk-weighted assets for off-balance sheet assets. On-balance sheet risk-weighted assets increased primarily due to growth in advances during the year and off-balance sheet risk-weighted assets increased primarily due to increase in notional outstanding of derivative transactions.

Risk-weighted assets relating to market risk increased by Rs. 105.3 billion from Rs. 488.4 billion at year-end fiscal 2019 to Rs. 593.7 billion at year-end fiscal 2020 primarily due to investment in equity shares and increase in fixed income book.

Risk-weighted assets relating to operational risk increased by Rs. 57.7 billion from Rs. 644.3 billion at March 31, 2019 to Rs. 702.0 billion at March 31, 2020. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2020, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 13.21%, Tier 1 risk-based capital ratio of 14.41% and total risk-based capital ratio of 15.81% against the current requirement of minimum common equity Tier 1 capital ratio of 7.58%, a minimum Tier 1 capital ratio of 9.08% and a minimum total capital ratio of 11.08% respectively.

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

Based on the internal capital adequacy assessment process, we determine the level of capital that needs to be maintained by considering the following in an integrated manner:

•	strategic focus, business plan and growth objectives;

•	regulatory capital requirements as per the Reserve Bank of India guidelines;

•	assessment of material risks and impact of stress testing;

•	perception of shareholders, investors and other stakeholders;

•	future strategy with regard to investments or divestments in subsidiaries; and

•	evaluation of options to raise capital from domestic and overseas markets, as permitted by the Reserve Bank of India from time to time.

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

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1-day, up to 7-day, up to 14-day and up to 30-day time categories, respectively. We prepare a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, we monitor certain liquidity ratios on a fortnightly basis. We also monitor liquidity coverage ratio. We have a liquidity contingency plan in place, through which we monitor key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

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

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. As of March 31, 2020, the cash reserve ratio requirement percentage was 3.0%. In addition, cash reserves may not fall below 80% (with effect from March 28, 2020) of the required cash reserve ratio on any day during any 14-day reporting period. In order to address the stress in financial conditions caused by Covid-19 pandemic, the Reserve Bank of India on March 27, 2020 announced reduction in cash reserve ratio by 100 basis points to 3.0% of net demand and time liabilities with effect from the reporting fortnight beginning March 28, 2020 for a period of one year ending on March 26, 2021. Further, the Reserve Bank of India also decided to reduce the requirement of minimum daily cash reserve ratio balance maintenance from 90% to 80% effective from the first day of the reporting fortnight beginning March 28, 2020 till June 26, 2020. The Reserve Bank of India through its notification dated June 26, 2020 further decided to extend the relaxation of the minimum daily maintenance of cash reserve ratio of 80% till September 25, 2020.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2020, the statutory liquidity ratio requirement percentage was 18.25%. During December 2018, in order to align the statutory liquidity ratio with the liquidity coverage ratio requirement, the Reserve Bank of India announced reduction in the statutory liquidity ratio by 0.25% every calendar quarter until the statutory liquidity ratio reaches 18% of net demand and time liabilities. The first reduction of 0.25% took effect in the quarter commencing January 2019. As of June 30, 2020, the statutory liquidity ratio requirement is 18.00%. We generally hold more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

As of March 31, 2020, out of the statutory liquidity ratio requirement of 18.25% of net demand and time liabilities in India, 17.5% (14.5% for securities eligible for the Facility to Avail Liquidity for Liquidity Coverage Ratio, and 3.0% for securities eligible for the marginal standing facility) is counted towards the high quality liquid assets under the liquidity coverage ratio. In April 2019, the Reserve Bank of India permitted banks to include an additional 2.0% government securities as level one high quality liquid assets, to be introduced in four phases of 50 basis points increase each between April 4, 2019 to April 1, 2020. In order to address the stress in financial conditions caused by Covid-19 pandemic, during March 2020, the Reserve Bank of India increased the limit of securities eligible for the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities, with effect from March 27, 2020 until June 30, 2020. The Reserve Bank of India through its notification dated June 26, 2020 further decided to extend this enhanced limit till September 30, 2020.

The Reserve Bank of India in 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement was effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015 (at March 31, 2020, minimum requirement was 100.0%). As per the Reserve Bank of India guidelines, effective January 1, 2016, liquidity coverage ratio has been made applicable to Indian banks on a consolidated basis. The liquidity coverage ratio disclosure for the three months ended March 31, 2019, is based on simple average of daily observations. The liquidity coverage ratio of the Group, for the three months ended March 31, 2020 was 121.86%. In order to accommodate the burden on banks’ cash flows caused by the Covid-19 pandemic, during April 2020, the Reserve Bank of India permitted banks to maintain a liquidity coverage ratio at 80%, with effect from April 17, 2020. This requirement will be gradually restored in two phases to 90% by October 1, 2020 and to 100% by April 1, 2021.

The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. As per the circular dated November 29, 2018 these guidelines will be applicable for Indian banks at the standalone as well as consolidated level effective April 1, 2020. However, the Reserve Bank of India on March 27, 2020 decided to defer the implementation of net stable funding ratio guidelines by six months. Thus, these guidelines will now come into effect from October 1, 2020.

We maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2020, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2019		Fortnightly average for fiscal 2020		At March 31, 2020
		(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	1,442.0	Rs.	1,598.0	Rs.	1,576.4
Balance with central banks and current accounts with other banks		406.3		377.6		371.5
Other liquid assets		574.4		435.5		1,086.3
Gross liquid assets		2,422.7		2,411.1		3,034.2
(Less) Short-term borrowings		—		2.7		—
Net liquid assets	Rs.	2,422.7	Rs.	2,408.4	Rs.	3,034.2

ICICI Bank held net liquid assets totaling to Rs. 3,034.2 billion at year-end fiscal 2020, compared to Rs. 2,422.7 billion at year-end fiscal 2019. In fiscal 2020, the Bank held fortnightly average net liquid assets of Rs. 2,408.4 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2020, the Bank also held other fixed income non-government securities totaling to Rs. 14.6 billion compared to Rs. 23.1 billion at year-end fiscal 2019.

In view of the Covid-19 pandemic and prevailing uncertain environment, the Bank has focused on increasing its deposit base and further improving its liquidity position. The deposit base of the Bank has increased significantly since the first week of March 2020. During the quarter ended June 30, 2020, average current account deposits increased by about Rs. 34.9 billion and average savings account deposits increased by about Rs. 154.8 billion compared to the quarter ended March 31, 2020. The term deposits increased by about Rs. 378.6 billion during the quarter ended June 30, 2020. The liquid assets net of short term borrowings up to 30 days, maintained by the Bank increased from about Rs. 950.8 billion at December 31, 2019 to about Rs. 1,294.2 billion at March 31, 2020 and Rs. 1,440.3 billion at June 30, 2020. The liquidity position of the Bank has been positive during the Covid-19 pandemic, and we believe that the related economic disruption is not likely to have a material adverse impact on the liquidity position of the Bank.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other group entities i.e. those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount. Accordingly, surplus liquidity maintained at those branches can be utilized at other group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2020, such overseas branches of the Bank held net liquid assets of Rs. 105.3 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 3,034.2 billion. Additionally, given the stress on financial conditions arising from Covid-19, regulators in some geographies, such as Hong Kong, South Africa and Bahrain eased certain liquidity related regulatory requirements.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase or reverse repurchase auction, rates for which are arrived through competitive bidding. At year-end fiscal 2020, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 4.40%, 4.00% and 4.65% respectively (as of June 30, 2020, these rates were 4.00%, 3.35% and 4.25% respectively). The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, it can borrow overnight up to 3.0% of its net demand and time liabilities outstanding at the end of the second preceding 14-day period. In order to address the stress in financial conditions caused by Covid-19 pandemic, during March 2020, the Reserve Bank of India increased the limit of marginal standing facility from 2.0% to 3.0% with effect from March 27, 2020. This increased limit will be available to banks until June 30, 2020. The Reserve Bank of India through its notification dated June 26, 2020 further decided to extend this enhanced limit till September 30, 2020. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2020, ICICI Bank had government securities amounting to Rs. 959.2 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

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

The loan portfolio at the Bank’s overseas branches as a proportion of total portfolio has declined from 10.7% at year-end fiscal 2019 to 8.4% at year-end fiscal 2020. We aim to progressively exit exposures that are not linked to India in a planned manner. Considering the limits on growing the overseas loan portfolio, we do not expect to undertake significant borrowings in the international market for funding our overseas operations. We have a well-defined borrowing program for the overseas operations. In order to maximize borrowings at a reasonable cost through our branches, liquidity in different markets and currencies are targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and inter-bank bilateral loans. We also raise refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. We also mobilize deposit liabilities, in accordance with the regulatory framework at the host country.

ICICI Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. The Bank (through its overseas branches) raised US$ 100 million through issuance of US$ denominated bonds in July 2019 (original maturity of 5 years). The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

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

In respect of our domestic operations, we may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the market value of collateral given for any such loan is higher than the value of the loan, the difference being referred to as a haircut. The Reserve Bank of India has stipulated the haircut for all such securities for borrowings from itself. In case of borrowings from products settled through Clearing Corporation of India Limited, members of Clearing Corporation of India Limited’s repo segment are required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time which act as cushion against any fall in the value of the underlying collateral.

Further, the bank is also a member in the triparty repo segment wherein, we may enter into collateralized borrowings in the form of repurchase transactions on the Triparty Repo Order Matching Platform provided by Clearcorp Dealing Systems (India) Ltd., a wholly owned subsidiary of Clearing Corporation of India Limited. Clearing Corporation of India Limited also performs the roles and responsibilities of a Triparty Repo Agent, in terms of Repurchase transactions (Repo) (Reserve Bank) Directions, 2018 as amended from time to time. The triparty repo agent has stipulated the haircuts for the eligible securities for borrowing through its platform and the market value of collateral required for any such loan is higher than the value of the loan.

We hold sufficient securities in our account to meet additional collateral requirements if required and systems and processes are in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund and Tri-party repo margin account, resulting in smooth settlement of transactions.

Further, in case of any emergency requirement, additional securities may be transferred to our Securities Guarantee Fund/collateralized borrowing and lending obligations margin account on a T+0 basis. In case of corporate bond repo, the value of the securities is computed after applying the minimum haircut as stipulated by the clearing house or bilaterally agreed upon by counterparties depending upon the credit rating of the underlying security. The Bank also deals with central counterparties for settlement of government securities outright and repo transactions, forex transactions, interest rate and currency derivatives for which it needs to contribute towards margin obligations. We will be required to post additional collateral in case of downgrade in the external credit rating of the Bank under letter of credit, stand-by letter of credit, bank guarantee and unfunded risk participation agreements.

In respect of overseas branch operations, generally, the collateral requirements are applicable to banks which have outstanding repo borrowings that are subject to margining and consequent collateral deposits are governed by global master repurchase agreement. We have an Asset Liability Management Committee approved framework for accepting covenants, linked to credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements and a stress scenario has been formulated linked to potential outflows due to a breach of rating downgrade covenants.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the Reserve Bank of India derivative transactions would be subject to margin-reset and consequent collateral exchange would be as governed by Credit Support Annex. The margin rules are applicable for both, the domestic and overseas operations of the Bank. The Bank has entered into Credit Support Annex which would require maintenance of collateral. Volatility in the international debt markets may constrain our international borrowings. At March 31, 2020, the Bank did not have any borrowing linked to credit downgrade covenants which would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at CAD 150.0 million (approximately 25% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150.0 million can be increased to a maximum of 75% of capital depending on the credit quality of the Group or Connection. In fiscal 2020, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable for ICICI Bank UK, an institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. The capital base is calculated as the sum of eligible Tier-1 and Tier-2 capital, less any deductions as per the Capital Requirements Regulation guidelines. ICICI Bank UK has a capital base of US$ 547.2 million at year-end fiscal 2020, resulting in a limit of US$ 136.8 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

In 2014, The Office of the Superintendent of Financial Institutions revised the Liquidity Adequacy Requirements to incorporate liquidity coverage ratio requirements for banks in Canada. Liquidity coverage ratio guidelines were revised with enhancements mainly in deposit run-off factors and classification of deposits for implementation from January 1, 2020. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. On March 27, 2020, the Office of the Superintendent of Financial Institutions communicated to all federally regulated deposit taking institutions that such institutions may use their stock of unencumbered high quality liquid assets as a defense both against the potential onset of liquidity stress and during a period of liquidity stress, thereby falling below 100%, as maintaining the liquidity coverage ratio at 100% under such circumstances could produce undue negative effects on the institution and other market participants. At March 31, 2020, ICICI Bank Canada maintained liquidity coverage ratio above the regulatory minimum of 100%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2020. In addition, net cumulative cash flow information, which consists of details of the maturity pattern of assets and liabilities and net cash flows, is shared with the Office of Superintendent of Financial Institution on a monthly basis.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV: Liquidity Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio calculated, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 100% as Pillar 1 liquidity requirements. Thereafter, Prudential Regulation Authority has adopted a Pillar 2 approach for liquidity requirements, in which banks are required to hold high quality liquid assets for specified risks, which are not captured in Liquidity Coverage Ratio. In addition, banks are also required to have an Internal Liquidity Adequacy Assessment Process (ILAAP) document outlining the bank’s liquidity and funding management and stress testing framework. ICICI Bank UK PLC maintained Liquidity Coverage Ratio above the stipulated level during fiscal 2020 and complied with Pillar 2 liquidity requirements specified by Prudential Regulation Authority. ICICI Bank UK PLC has an ILAAP document, which is approved by its Board of Directors, which outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK PLC, on at least a monthly basis. ICICI Bank UK PLC has complied with these requirements throughout fiscal 2020.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2018
	Cost at year-end fiscal 2018		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2018
	(in millions)
Premises	Rs.	88,093	Rs.	3,498	(1)	Rs.	(2,046)	Rs.	(16,524)	Rs.	73,023	US$	969
Other fixed assets (including furniture and fixtures)		63,839		8,946			(1,771)		(51,801)		19,212		255
Assets given on lease		16,905		-			(190)		(14,300)		2,415		32
Total	Rs.	168,837	Rs.	12,444		Rs.	(4,007)	Rs.	(82,625)	Rs.	94,650	US$	1,255

(1)	Includes gain on revaluation recorded through reserve of Rs. 264 million.

	Fiscal 2019
	Cost at year-end fiscal 2019		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2019
	(in millions)
Premises	Rs.	89,546	Rs.	2,897	(1)	Rs.	(802)	Rs.	(18,132)	Rs.	73,510	US$	975
Other fixed assets (including furniture and fixtures)		71,014		9,171			(7,222)		(52,283)		20,680		274
Assets given on lease		16,715		-			-		(14,300)		2,415		32
Total	Rs.	177,275	Rs.	12,068		Rs.	(8,024)	Rs.	(84,715)	Rs.	96,604	US$	1,281

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,039 million.

	Fiscal 2020
	Cost at year-end fiscal 2020		Additions/ transfers/revaluations			Deletions/ transfers		Depreciation				Net assets at year-end fiscal 2020
	(in millions)
Premises	Rs.	91,641	Rs.	3,406	(1)	Rs.	(758)	Rs.	(19,790)	Rs.	74,499	US$	988
Other fixed assets (including furniture and fixtures)		72,963		15,800			(2,948)		(58,968)		26,847		356
Assets given on lease		16,715		-			-		(14,314)		2,400		32
Total	Rs.	181,319	Rs.	19,206		Rs.	(3,705)	Rs.	(93,072)	Rs.	103,747	US$	1,376

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,431 million.

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

Collateral Valuation

We have an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property and immovable property held as collateral is updated annually, subject to extant regulatory guidelines. For commercial and industrial properties, the Bank obtains a valuation report at least once in two years. However, in the following scenarios the Bank obtains the valuation report on annual basis:

a)       Borrower has been classified as non-performing asset/ red flagged account, and

b)       The outstanding exceeds Rs. 500 million, and

c)        The Bank is sole-lender or where the Bank is the lead Bank in the consortium or the largest lender in the Multiple Banking arrangement.

In case of lending under consortium banking arrangement, valuation report is obtained as per the timelines stipulated by the lead bank.

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

The decision on the type and quantum of collateral for each transaction is made by the credit approving authority as per the credit approval authorization approved by the Board of Directors/Credit Committee. For facilities provided as per approved product policies, collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2020 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2020, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, co-operative societies, etc. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

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

Fiscal 2020 Compared with Fiscal 2019

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Retail Banking	Rs.	82,231	Rs.	89,930	US$	1,193	9.4
Wholesale Banking		(102,423)		9,272		123	-
Treasury		53,401		51,711		686	(3.2)
Other Banking		5,916		10,868		144	83.7
Life Insurance		11,624		10,684		142	(8.0)
General Insurance		15,984		16,969		225	6.2
Others		20,143		23,853		316	18.4
Inter-Segment adjustments		(12,793)		(12,296)		(163)	(3.9)
Unallocated expenses		-		(15,105)		(200)	-
Profit before tax	Rs.	74,083	Rs.	185,886	US$	2,466	-

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Net interest income	Rs.	158,276	Rs.	193,904	US$	2,572	22.5
Non-interest income		76,152		89,695		1,190	17.8
Total income		234,428		283,599		3,762	21.0
Non-interest expenses		141,157		166,470		2,208	17.9
Profit before provisions		93,271		117,129		1,554	25.6
Provisions		11,040		27,199		361	146.4
Profit before tax	Rs	82,231	Rs.	89,930	US$	1,193	9.4%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Advances	Rs.	2,896,559	Rs.	3,331,519	US$	44,190	15.0%
Deposits		4,700,375		5,532,200		73,381	17.7

Loans in the retail banking segment increased by 15.0% from Rs. 2,896.6 billion at year-end fiscal 2019 to Rs. 3,331.5 billion at year-end fiscal 2020. The Bank maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The term deposits of the segment increased by 33.1% from Rs. 1,999.2 billion at year-end fiscal 2019 to Rs. 2,661.5 billion at year-end fiscal 2020. The savings account deposits of the segment increased by 7.8% from Rs. 2,276.7 billion at year-end fiscal 2019 to Rs. 2,455.4 billion at year-end fiscal 2020. The current account deposits of the segment decreased by 2.1% from Rs. 424.5 billion at year-end fiscal 2019 to Rs. 415.4 billion at year-end fiscal 2020. The average savings account deposits of the segment increased by 11.0% from Rs. 1,895.5 billion at year-end fiscal 2019 to Rs. 2,104.2 billion at year-end fiscal 2020. The average current account deposits of the segment increased by 12.0% from Rs. 271.5 billion at year-end fiscal 2019 to Rs. 304.2 billion at year-end fiscal 2020. The overall retail deposits increased by 17.7% from Rs. 4,700.4 billion at year-end fiscal 2019 to Rs. 5,532.2 billion at year-end fiscal 2020.

The profit before tax of the retail banking segment increased by 9.4% from Rs. 82.2 billion in fiscal 2019 to Rs. 89.9 billion in fiscal 2020, primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in non-interest expenses and provisions.

Net interest income increased by 22.5% from Rs. 158.3 billion in fiscal 2019 to Rs. 193.9 billion in fiscal 2020, primarily due to an increase in the average loan portfolio and yield on loan and an increase in average deposits.

Non-interest income increased by 17.8% from Rs. 76.2 billion in fiscal 2019 to Rs. 89.7 billion in fiscal 2020, primarily due to an increase in fee income from credit card portfolio and lending linked fees, offset, in part, by a decrease in income from third party referral fee.

Non-interest expenses increased by 17.9% from Rs 141.2 billion in fiscal 2019 to Rs 166.5 billion in fiscal 2020, primarily due to an increase in employee cost and other administrative expenses reflecting an increase in business volume.

Provisions increased from Rs. 11.0 billion in fiscal 2019 to Rs. 27.2 billion in fiscal 2020 primarily due to Covid-19 related general provision amounting to Rs. 8.3 billion on standard assets as per Reserve Bank of India guidelines, increase in provision on farmer finance, an increase in portfolio and change in product mix. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Net interest income	Rs.	73,355	Rs.	98,834	US$	1,311	34.7%
Non-interest income		40,381		44,002		585	9.0
Total income		113,736		142,836		1,895	25.6
Non-interest expenses		34,637		39,606		525	14.3
Profit before provisions		79,099		103,230		1,369	30.5
Provisions		181,522		93,958		1,246	(48.2)
Profit before tax	Rs.	(102,423)	Rs.	9,272	US$	123	-

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Advances	Rs.	2,829,914	Rs.	3,012,128	US$	39,954	6.4%
Deposits		1,757,918		2,141,382		28,404	21.8

The advances of the wholesale banking segment increased by 6.4% from Rs. 2,829.9 billion at year-end fiscal 2019 to Rs. 3,012.1 billion at year-end fiscal 2020. The term deposits in the segment increased by 25.8% from Rs. 1,219.7 billion at year-end fiscal 2019 to Rs. 1,534.3 billion at year-end fiscal 2020 and current account deposits increased by 12.8% from Rs. Rs. 538.3 billion at year-end fiscal 2019 to Rs. 606.9 billion at year-end fiscal 2020.

The wholesale banking segment made a profit before tax of Rs. 9.3 billion in fiscal 2020 as compared to a loss before tax of Rs. 102.4 billion in fiscal 2019 primarily due to a decrease in provisions and an increase in net interest income, offset, in part, by an increase in non-interest expenses.

Net interest income increased by 34.7% from Rs. 73.4 billion in fiscal 2019 to Rs. 98.8 billion in fiscal 2020, primarily due to an increase in loan portfolio and yield on loan portfolio and an increase in average current account deposits and term deposits.

Non-interest income increased by 9.0% from Rs. 40.4 billion in fiscal 2019 to Rs. 44.0 billion in fiscal 2020.

Non-interest expenses increased by 14.3% from Rs 34.6 billion in fiscal 2019 to Rs 39.6 billion in fiscal 2020, primarily due to an increase in employee cost and other administrative expenses.

Provisions decreased from Rs. 181.5 billion in fiscal 2019 to Rs. 94.0 billion in fiscal 2020, primarily due to lower ageing provisions on loans classified as non-performing assets in earlier years. Provisions in fiscal 2020 include Covid-19 related general provision amounting to Rs. 3.7 billion on standard assets as per Reserve Bank of India guidelines. See Also “Operating and Financial Review and Prospects—Provisions and contingencies (excluding tax provisions)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Net interest income	Rs.	31,994	Rs.	33,933	US$	450	6.1%
Non-interest income		29,485		31,679		420	7.4
Total income		61,479		65,612		870	6.7
Non-interest expenses		4,354		8,945		119	-
Profit before provisions		57,125		56,667		751	(0.8)
Provisions		3,725		4,956		66	33.0
Profit before tax	Rs.	53,400	Rs.	51,711	US$	685	(3.2)%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Investments	Rs.	2,078,784	Rs.	2,498,019	US$	33,135	20.2%
Borrowings		1,653,200		1,628,968		21,607	(1.5)%

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment decreased by 3.2% from Rs. 53.4 billion in fiscal 2019 to Rs. 51.7 billion in fiscal 2020 primarily due to an increase in non-interest expense, provision for investments, offset, in part, by an increase in net interest income and non-interest income.

Net interest income increased by 6.1% from Rs. 32.0 billion in fiscal 2019 to Rs. 33.9 billion in fiscal 2020 primarily due to an increase in average interest-earning assets, offset, in part, by an increase in average liabilities.

Non-interest income increased by 7.4% from Rs. 29.5 billion in fiscal 2019 to Rs. 31.7 billion in fiscal 2020. Non-interest income in fiscal 2020 primarily included realized gain on sale of government securities. Non-interest income in fiscal 2019 included the gain on sale of equity shares of ICICI Prudential Life Insurance Company Limited of Rs. 11.1 billion through an offer for sale.

Non-interest expenses increased from Rs. 4.4 billion in fiscal 2019 to Rs. 8.9 billion in fiscal 2020 primarily due to an increase in premium paid towards purchase of priority sector lending certificates.

Provisions increased by 33.0% from Rs. 3.7 billion in fiscal 2019 to Rs. 5.0 billion in fiscal 2020 primarily due to increase in provision on equity shares and debentures.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Net interest income	Rs	16,332	Rs	15,908	US$	211	(2.6)%
Non-interest income		2,143		3,055		41	42.6
Total income		18,475		18,963		252	2.6
Non-interest expenses		5,285		6,391		85	20.9
Profit before provisions		13,190		12,572		167	(4.7)
Provisions		7,274		1,704		23	(76.6)
Profit before tax	Rs	5,916	Rs	10,868	US$	144	83.7%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Advances	Rs.	607,370	Rs.	575,255	US$	7,630	(5.3)%
Investments		95,867		98,468		1,306	2.7
Deposits		383,731		350,759		4,653	(8.6)
Borrowings	Rs.	223,377	Rs.	221,354	US$	2,936	(0.9)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment increased from Rs. 5.9 billion in fiscal 2019 to Rs. 10.9 billion in fiscal 2020, primarily due a decrease in provisions, an increase in non-interest income, offset, in part, by a decrease in net interest income and an increase in non-interest expenses.

Net interest income decreased by 2.6% from Rs. 16.3 billion in fiscal 2019 to Rs. 15.9 billion in fiscal 2020, primarily due to a decrease in interest received on income tax refund by ICICI bank and a decrease in interest income of ICICI Bank UK, offset, in part, by increase in interest income of ICICI Bank Canada. Interest on income tax refund of ICICI Bank decreased from Rs. 4.5 billion in fiscal 2019 to Rs. 2.7 billion in fiscal 2020. Net interest income of ICICI Bank UK decreased from Rs. 4.8 billion in fiscal 2019 to Rs. 4.6 billion in fiscal 2020 primarily due a decrease in net interest margin and marginal decrease in interest earning assets. Net interest income of ICICI Bank Canada increased from Rs. 5.0 billion in fiscal 2019 to Rs. 5.3 billion in fiscal 2020 primarily due to an increase in net interest margin and increase in average interest earning assets.

Non-interest income increased by 42.6% from Rs. 2.1 billion in fiscal 2019 to Rs. 3.1 billion in fiscal 2020, primarily due to an increase in non-interest income of ICICI Bank Canada and ICICI Bank UK. Non-interest income of ICICI Bank Canada increased from Rs. 0.5 billion in fiscal 2019 to Rs. 1.3 billion in fiscal 2020 primarily due to gains on sale/redemption of corporate investment portfolio and an increase in fee income. Non-interest income of ICICI Bank UK increased from Rs. 0.8 billion in fiscal 2019 to Rs. 1.1 billion in fiscal 2020 primarily due to gain on treasury activities in fiscal 2020 as compared to loss in fiscal 2019. Loss on treasury activities in fiscal 2019 was primarily due to realized loss on sale of bonds. Non-interest expenses increased by 20.9% from Rs. 5.3 billion in fiscal 2019 to Rs. 6.4 billion in fiscal 2020. Non-interest expenses of ICICI Bank increased from Rs. 0.8 billion in fiscal 2019 to Rs. 1.1 billion in fiscal 2020. Non-interest expenses of ICICI Bank UK increased from Rs. 2.4 billion in fiscal 2019 to Rs. 2.7 billion in fiscal 2020 primarily due to an increase in an employee expenses and sales and marketing expenses. Non-interest expenses of ICICI Bank Canada increased from Rs. 2.1 billion in fiscal 2019 to Rs. 2.5 billion in fiscal 2020 primarily due to an increase in an employee expenses.

Provisions decreased by 76.6% from Rs. 7.3 billion in fiscal 2019 to Rs. 1.7 billion in fiscal 2020 primarily due to decrease in provisions made by ICICI Bank UK. Provisions of ICICI Bank UK decreased from Rs. 7.4 billion in fiscal 2019 to Rs. 0.9 billion in fiscal 2020. Provision of ICICI Bank UK in fiscal 2019 included higher specific provision on impaired loans. ICICI Bank Canada made an expected credit loss provision of Rs. 1.0 billion in fiscal 2020 as compared to a write-back of expected credit loss provisions of Rs. 0.5 billion in fiscal 2019. Expected credit loss provision of ICICI Bank Canada in fiscal 2020 includes the impact of the Covid-19 pandemic.

Advances decreased by 5.3% from Rs. 607.4 billion at year-end fiscal 2019 to Rs. 575.3 billion at year-end fiscal 2020, primarily due to a decrease in advances of ICICI Bank and ICICI Bank UK. Advances of ICICI Bank in other banking segment decreased from Rs. 140.0 billion at year-end fiscal 2019 to Rs. 109.3 billion at year-end fiscal 2020 primarily due to a decrease in loans against Foreign Currency Non-Resident (Bank) deposits. Advances of ICICI Bank UK decreased from Rs. 169.8 billion at year-end fiscal 2019 to Rs. 159.5 billion at year-end fiscal 2020 primarily due to pre-payments and selective sell down of lower rated syndicated loan portfolio. Advances of ICICI Bank Canada increased from Rs. 297.6 billion at year-end fiscal 2019 to Rs. 306.5 billion at year-end fiscal 2020 primarily due to exchange rate difference. In Canadian dollar terms, net advances decreased marginally from CAD 5.8 billion at March 31, 2019 to CAD 5.7 billion at March 31, 2020.

Investments increased by 2.7% from Rs. 95.9 billion at year-end fiscal 2019 to Rs. 98.5 billion at year-end fiscal 2020, due to an increase in investments of ICICI Bank UK, offset, in part, by a decrease in investments of ICICI Bank Canada. The investment portfolio of ICICI Bank UK increased from Rs. 62.7 billion at year-end fiscal 2019 to Rs. 65.9 billion at year-end fiscal 2019 primarily due to an increase in investments in bonds and government securities. The investment portfolio of ICICI Bank Canada decreased from Rs. 33.2 billion at year-end fiscal 2019 to Rs. 32.5 billion at year-end fiscal 2020 primarily due to a decrease in bankers’ acceptances, offset, in part, by an increase in investments in treasury bills.

Deposits decreased by 8.6% from Rs. 383.7 billion at year-end fiscal 2019 to Rs. 350.8 billion at year-end fiscal 2020. Deposits of ICICI Bank, other than retail and wholesale, decreased from Rs. 70.9 billion at year-end fiscal 2019 to Rs. 36.1 billion at year-end fiscal 2020 primarily due to a decrease in Foreign Currency Non-Resident (Bank) deposits. Deposits of ICICI Bank Canada decreased from Rs. 164.8 billion at year-end fiscal 2019 to Rs. 160.1 billion at year-end fiscal 2020, primarily due to a decrease in term deposits and savings account deposits. Deposits of ICICI Bank UK increased from Rs. 148.0 billion at year-end fiscal 2019 to Rs. 154.5 billion at year-end fiscal 2020, primarily due to exchange rate movement between U.S. dollar and Indian Rupee. In U.S. dollar terms, deposits decreased from US$ 2.1 billion at year-end fiscal 2019 to US$ 2.0 billion at year-end fiscal 2020 primarily due to maturity of deposits.

Borrowings decreased by 0.9% from Rs. 223.4 billion at year-end fiscal 2019 to Rs. 221.4 billion at year-end fiscal 2020 primarily due to a decrease in the borrowings of ICICI Bank UK, offset, in part, by an increase in borrowings of ICICI Bank Canada. Borrowings of ICICI Bank UK decreased from Rs. 80.8 billion at year-end fiscal 2019 to Rs. 70.5 billion at year-end fiscal 2020 primarily due to a decrease in inter-bank and banker’s acceptance borrowings. Borrowings of ICICI Bank Canada increased from Rs. 142.6 billion at year-end fiscal 2019 to Rs. 150.8 billion at year-end fiscal 2020 primarily due to an increase in inter-bank borrowing, offset, in part, by a decrease in securitized insured mortgages.

With regard to our overseas banking subsidiaries, the impact on the economy due to outbreak of Covid-19 pandemic, other global developments, including movement in oil prices, trade-related disputes and the ongoing exit of the United Kingdom from the European Union, are expected to impact economic conditions in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. Further, the Group is targeting reduction in the non-India linked corporate loan portfolio of ICICI Bank, ICICI Bank UK and ICICI Bank Canada. See – “Business – Loan portfolio – Loan Portfolio by Categories.”

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Premium earned	Rs.	309,298	Rs.	334,307	US$	4,434	8.1%
Premium on re-insurance ceded		(3,515)		(5,518)		(73)	57.0
Net premium earned		305,783		328,789		4,361	7.5
Other income		25,329		26,291		349	3.8
Investment income		35,875		39,360		522	9.7
Total income		366,987		394,440		5,232	7.5
Commission paid		16,038		15,860		210	(1.1)
Claims/benefits paid		17,342		23,354		310	34.7
Operating expenses		26,931		30,061		399	11.6

Total expenses		60,310		69,275		919	14.9
Transfer to linked funds		217,899		224,459		2,977	3.0
Provisions for policy holder liabilities (non-linked)		77,154		90,022		1,194	16.7
Profit before tax	Rs.	11,624	Rs.	10,684	US$	142	(8.1)%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Investments	Rs.	462,273	Rs.	516,353	US$	6,849	11.7%
Assets held to cover linked liabilities		1,109,458		970,850		12,878	(12.5)
Liabilities on life policies	Rs.	1,523,788	Rs.	1,454,863	US$	19,298	(4.5)%

ICICI Prudential Life Insurance Company was one of the largest private sector life insurance companies in India during fiscal 2020, with a market share of 9.0% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. Assets under management decreased by 4.6% from Rs. 1,604.1 billion at year-end fiscal 2019 to Rs. 1,529.7 billion at year-end fiscal 2020.

Every insurer in India is required to maintain an excess of the value of assets over the amount of liabilities of not less than an amount prescribed by the Insurance and Regulatory Development Authority of India, which is referred to as a Required Solvency Margin. The actual excess of assets over liabilities maintained by the insurer is termed as Available Solvency Margin. The ratio of Available Solvency Margin to the Required Solvency Margin is referred to as solvency margin. ICICI Prudential Life Insurance Company’s solvency margin was 194.1% at year-end 2020 compared to the stipulated requirement of 150%.

The profit before tax of ICICI Prudential Life Insurance Company decreased from Rs. 11.6 billion in fiscal 2019 to Rs. 10.7 billion in fiscal 2020 primarily due to higher new business strains resulting from the new business growth of protection and annuity business.

The total premium income of ICICI Prudential Life Insurance Company increased by 8.1% from Rs. 309.3 billion in fiscal 2019 to Rs. 334.3 billion in fiscal 2020 primarily due to an increase in retail renewal premium and group premium. Retail renewal premium increased by 2.2% from Rs. 202.3 billion in fiscal 2019 to Rs. 206.6 billion in fiscal 2020. Group premium (including group protection) increased by 90.6% from Rs. 25.7 billion in fiscal 2019 to Rs. 48.9 billion in fiscal 2020. Retail new business premium decreased by 3.2% from Rs. 81.4 billion in fiscal 2019 to Rs. 78.8 billion in fiscal 2020. While the overall new business premium (including group) increased by 20.5% in fiscal 2020, protection and annuities new business premium grew higher at 48.3%.

Other income of ICICI Prudential Life Insurance Company increased by 3.8% from Rs. 25.3 billion in fiscal 2019 to Rs. 26.3 billion in fiscal 2020 primarily due to an increase in fund management charges.

Investment income of ICICI Prudential Life Insurance Company increased by 9.7% from Rs. 35.9 billion in fiscal 2019 to Rs. 39.4 billion in fiscal 2020 primarily due to an increase in interest income on account of an increase in average portfolio of investment. The interest income increased from Rs. 27.7 billion in fiscal 2019 to Rs. 33.3 billion in fiscal 2020. Impairment provision on investments increased from nil in fiscal 2019 to Rs.2.6 billion in fiscal 2020 primarily due to decline in market value of equity shares.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 1.1% from Rs. 16.0 billion in fiscal 2019 to Rs. 15.9 billion in fiscal 2020.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 34.7% from Rs. 17.3 billion in fiscal 2019 to Rs. 23.4 billion in fiscal 2020 primarily due to an increase in surrender claims.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company increased by 3.0% from Rs. 217.9 billion in fiscal 2019 to Rs. 224.5 billion in fiscal 2020 primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities increased from Rs. 77.2 billion in fiscal 2019 to Rs. 90.0 billion in fiscal 2020.

Employee expenses increased from Rs. 9.8 billion in fiscal 2019 to Rs. 10.4 billion in fiscal 2020 and other operating expenses increased from Rs. 17.1 billion in fiscal 2019 to Rs. 19.7 billion in fiscal 2020.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company decreased by 12.5% from Rs. 1,109.5 billion at year-end fiscal 2019 to Rs. 970.8 billion at year-end fiscal 2020 primarily due to decrease in market value of equity securities.

Liabilities on life policies of ICICI Prudential Life Insurance Company decreased by 4.5% from Rs. 1,523.8 billion at year-end fiscal 2019 to Rs. 1,454.9 billion at year-end fiscal 2020.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	147,892	Rs.	135,924	US$	1,803	(8.1)%
Premium on re-insurance ceded		(52,507)		(39,517)		(524)	(24.7)
Unexpired risk reserve		(11,632)		(2,372)		(31)	(79.6)
Net premium earned		83,753		94,035		1,248	12.3
Commission income (net)		(2,229)		(3,640)		(48)	63.3
Investment income		17,845		18,715		248	4.9
Total income		99,369		109,110		1,448	9.8
Operating expenses		20,140		22,931		304	13.9
Claims/benefits paid (net)		63,081		68,516		909	8.6
Other expenses (net)		164		695		9	-
Total expense		83,385		92,142		1,222	10.5
Profit/(loss) before tax	Rs.	15,984	Rs.	16,969	US$	226	6.2%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Investments	Rs.	214,959	Rs.	258,551	US$	3,430	20.3%
Current liabilities including claims outstanding		216,228		249,800		3,313	15.5
Provisions	Rs.	56,359	Rs.	58,717	US$	779	4.2%

ICICI Lombard General Insurance Company Limited is among the large private sector general insurance companies in India. Overall market share of ICICI Lombard General Insurance Company Limited was 7.0% during fiscal 2020 on the basis of gross direct premium according to the General Insurance Council of India. The industry witnessed a growth of 11.7% in fiscal 2020 on the basis of gross direct premium primarily due to the growth in fire, marine, health and motor line of business. The Gross Domestic Premium Income of ICICI Lombard General Insurance Company Limited decreased by 8.1% year-on-year to Rs. 133.1 billion in fiscal 2020.

The profit before tax of ICICI Lombard General Insurance Company Limited increased by 6.2% from Rs. 16.0 billion in fiscal 2019 to Rs. 17.0 billion in fiscal 2020 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in net claims incurred.

The gross written premium (including premium on re-insurance accepted) income decreased by 8.1% from Rs. 147.9 billion in fiscal 2019 to Rs. 135.9 billion in fiscal 2020 primarily due to a decrease in crop insurance business, offset, in part, by an increase in fire, marine, motor, liability and health insurance business. The net premium income increased from Rs. 83.8 billion in fiscal 2019 to Rs. 94.0 billion in fiscal 2020 primarily due to increase in motor, fire and health insurance business.

Net commission income was expense of Rs. 3.6 billion in fiscal 2020 as compared to net commission expense of Rs. 2.2 billion in fiscal 2019 primarily due to an increase in net commission expense of personal accident and health insurance business and a decrease in commission income from crop insurance business.

Investment income increased by 4.9% from Rs. 17.8 billion in fiscal 2019 to Rs. 18.7 billion in fiscal 2020 primarily due to an increase in interest income. Interest income increased from Rs. 13.3 billion in fiscal 2019 to Rs. 16.1 billion in fiscal 2020. Realized gain on sale of investment securities decreased from Rs. 4.3 billion in fiscal 2019 to Rs. 3.2 billion in fiscal 2020.

Operating expenses increased by 13.9% from Rs. 20.1 billion in fiscal 2019 to Rs. 22.9 billion in fiscal 2020 primarily due to an increase in sales promotion expenses and depreciation on intangible assets.

Claims/benefits paid increased by 8.6% from Rs. 63.1 billion in fiscal 2019 to Rs. 68.5 billion in fiscal 2020. Loss ratio (Net claim incurred / Net premium earned) declined from 75.3% at year-end fiscal 2019 to 72.9% at year-end fiscal 2020.

Investments increased by 20.3% from Rs. 215.0 billion at year-end fiscal 2019 to Rs. 259.0 billion at year-end fiscal 2020 primarily due to investment of premium income and premium received on advance on long term motor policies. The increase in investment was primarily in government securities and units of mutual funds.

Current liabilities, including claims outstanding, increased by 15.5% from Rs. 216.2 billion at year-end fiscal 2019 to Rs. 249.8 billion at year-end fiscal 2020 primarily due to an increase in gross claims outstanding and premium received in advance.

The solvency margin was 217.0% at year-end fiscal 2020 as against the stipulated requirement of 150.0% at year-end fiscal 2020.

Combined ratio [(Net incurred claims/Net earned premium) + (Operating Expenses + Commission (net) / Net written premium] was 100.4% in fiscal 2020 compared to 98.8% in fiscal 2019 primarily on account of long-term motor policies, change in product mix and losses from catastrophic events.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, a leading mutual fund in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

The profit before tax of the “others” segment increased by 18.3% from Rs. 20.2 billion in fiscal 2019 to Rs. 23.9 billion in fiscal 2020 primarily due to an increase in profit before tax of ICICI Prudential Asset Management Company Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, offset, in part, by a decrease in profit before tax of ICICI Home Finance Company Limited and ICICI Venture Funds Management Company limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2019		2020		2020		2020/2019 % change
	(in millions, except percentages)
Net interest income	Rs.	6,912	Rs.	9,189	US$	122	32.9%
Non-interest income		37,015		37,628		499	1.7
Total income		43,927		46,817		621	6.6
Non-interest expenses		22,788		20,256		269	(11.1)
Operating profit before provisions and tax		21,139		26,561		352	25.6
Provisions		996		2,707		36	-
Profit before tax	Rs.	20,143	Rs.	23,854	US$	316	18.4%

Net interest income increased by 32.9% from Rs. 6.9 billion in fiscal 2019 to Rs. 9.2 billion in fiscal 2020 primarily due to an increase in net interest income of our primary dealership subsidiary, securities broking subsidiary and housing finance subsidiary.

Non-interest income increased by 1.7% from Rs. 37.0 billion in fiscal 2019 to Rs. 37.6 billion in fiscal 2020.

Non-interest expenses decreased by 11.1% from Rs. 22.8 billion in fiscal 2019 to Rs. 20.3 billion in fiscal 2020 primarily due to a decrease in other administrative expenses of our asset management subsidiary, offset, in part, by an increase in staff cost and other administrative expenses of our housing finance subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 7.6 billion in fiscal 2019 to Rs. 7.7 billion in fiscal 2020 primarily due to an increase in net interest income and a decrease in non-interest expenses, offset, in part, by a decrease in non-interest income. Net interest income increased primarily due to increase in interest income on margin trade funding, Employee Stock Option funding and fixed deposits. Non-interest expenses decreased due to decrease in employee expenses and other administrative cost. Non-interest income decreased primarily due to a decrease in commission from third-party products distribution and income from advisory services, offset, in part, by an increase in brokerage income. ICICI Securities Limited had outstanding advances towards retail fund-based products of Rs 5.8 billion at year-end fiscal 2020 as compared to Rs. 4.0 billion at year-end fiscal 2019.

The profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 1.0 billion in fiscal 2019 to Rs. 3.5 billion in fiscal 2020, primarily due to an increase in net interest income and non-interest income. Net interest income increased primarily due to an increase in net interest margin and an increase in average investments. Non-interest income increased due to higher trading gains primarily due to reduction in yield on fixed income securities during fiscal 2020 resulting in higher trading opportunities.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 10.5 billion in fiscal 2019 to Rs. 14.2 billion in fiscal 2020 primarily due to an increase in non-interest income and a decrease in non-interest expenses. Non-interest income increased from Rs. 19.3 billion in fiscal 2019 to Rs. 19.8 billion in fiscal 2020 primarily due to an increase in average assets under management, offset, in part, by a decrease in management fee. Non-interest expenses decreased from Rs. 6.8 billion in fiscal 2020 to Rs. 3.6 billion in fiscal 2020 primarily due to scheme compensation expenses incurred in fiscal 2019. Average assets under management of ICICI Prudential Asset Management Company Limited increased from Rs. 3,193.3 billion in fiscal 2019 to Rs. 3,544.1 billion in fiscal 2020 and average assets under management for equity schemes increased from Rs. Rs. 1,392.9 billion in fiscal 2019 to Rs. 1,457.4 billion in fiscal 2020 (Source: Association of Mutual Funds of India).

The profit before tax of ICICI Home Finance Company Limited decreased from Rs. 0.4 billion in fiscal 2019 to a loss before tax of Rs. 1.6 billion in fiscal 2020 primarily due to higher provisioning on non-performing assets and an increase in operating expenses. Net interest income increased from Rs. 2.5 billion in fiscal 2019 to Rs. 2.7 billion in fiscal 2020. Non-interest income increased from Rs. 0.4 billion in fiscal 2019 to Rs. 0.8 billion in fiscal 2020 due to increase in fee income. Non-interest expenses increased primarily due to an increase in employee cost and other administrative expenses.

Provisions increased primarily due to higher provision on non-performing assets on construction realty finance portfolio, consumer finance loans, additional general provision on overdue loans where moratorium was given based on the Reserve Bank of India guidelines in March 2020 and provision on investment in security receipts.

The profit before tax of ICICI Venture Fund Management Company Limited decreased from Rs. 0.7 billion in fiscal 2019 to Rs. 0.1 billion in fiscal 2020 primarily due to lower gains from investment in venture capital units and a decrease in management fees, offset, in part, by a decrease in operating expenses.

Unallocated Expenses

Unallocated expenses in fiscal 2020 include Covid-19 related provision made in excess of the provision requirement as per the Reserve Bank of India guidelines in fiscal 2020.

The global economy, including Indian economy, would be impacted by Covid-19 pandemic with contraction in industrial and services output across small and large businesses. The interest income, non-interest income and credit quality and provisions of the Group’s loan portfolio is expected to be impacted in the short to medium term and is dependent on further steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Group and the time it takes for economic activities to resume at normal levels. The Group is closely monitoring the impact on its business and operation.

Fiscal 2019 Compared with Fiscal 2018

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Retail Banking	Rs.	71,414	Rs.	82,231	US$	1,091	15.1%
Wholesale Banking		(82,813)		(102,423)		(1,359)	23.7
Treasury		77,451		53,401		708	(31.0)
Other Banking		5,705		5,916		78	3.7
Life Insurance		17,191		11,624		154	(32.4)
General Insurance		11,962		15,984		212	33.6
Others		21,041		20,143		267	(4.2)
Inter-Segment adjustment		(12,168)		(12,793)		(170)	5.1
Profit before tax	Rs.	109,785	Rs.	74,083	US$	983	(28.7%)

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	134,488	Rs.	158,276	US$	2,099	17.7%
Non-interest income		65,720		76,152		1,010	15.9
Total income		200,208		234,428		3,110	17.1
Non-interest expenses		121,340		141,157		1,872	16.3
Profit before provisions		78,868		93,271		1,237	18.3
Provisions		7,454		11,040		146	48.1
Profit before tax	Rs.	71,414	Rs	82,231	US$	1,091	15.1%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Advances	Rs.	2,433,639	Rs.	2,896,559	US$	38,421	19.0%
Deposits		3,988,658		4,700,375		62,347	17.8

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	60,971	Rs.	73,355	US$	973	20.3%
Non-interest income		35,907		40,381		536	12.5
Total income		96,878		113,736		1,509	17.4
Non-interest expenses		33,013		34,637		459	4.9
Profit before provisions		63,865		79,099		1,050	23.9
Provisions		146,678		181,522		2,408	23.8
Profit before tax	Rs.	(82,813)	Rs.	(102,423)	US$	(1,359)	23.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Advances	Rs.	2,609,463	Rs.	2,829,914	US$	37,537	8.4%
Deposits		1,590,326		1,757,918		23,318	10.5

The advances of the wholesale banking segment increased by 8.4% from Rs. 2,609.5 billion at year-end fiscal 2018 to Rs. 2,829.9 billion at year-end fiscal 2019. The current account deposits increased by 5.9% from Rs. 508.4 billion at year-end fiscal 2018 to Rs. 538.3 billion at year-end fiscal 2019 and the term deposits in the segment increased by 12.7% from Rs. 1,081.9 billion at year-end fiscal 2018 to Rs. 1,219.7 billion at year-end fiscal 2019.

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

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	30,506	Rs.	31,994	US$	424	4.9%
Non-interest income		68,002		29,485		391	(56.6)
Total income		98,508		61,479		815	(37.6)
Non-interest expenses		2,196		4,354		58	98.3
Profit before provisions		96,312		57,125		757	(40.7)
Provisions		18,860		3,725		49	(80.2)
Profit before tax	Rs.	77,452	Rs.	53,400	US$	708	(31.1)%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Investments	Rs.	2,030,755	Rs.	2,078,784	US$	27,574	2.4%
Borrowings		1,828,586		1,653,200		21,929	(9.6)%

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment decreased by 31.1% from Rs. 77.5 billion in fiscal 2018 to Rs. 53.4 billion in fiscal 2019 primarily due to a decrease in non-interest income, offset, in part, by a decrease in provisions.

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	12,682	Rs.	16,332	US$	217	28.8%
Non-interest income		2,611		2,143		28	(17.9)
Total income		15,293		18,475		245	20.8
Non-interest expenses		4,621		5,285		70	14.4
Profit before provisions		10,672		13,190		175	23.6
Provisions		4,967		7,274		96	46.4
Profit before tax	Rs.	5,705	Rs.	5,916	US$	78	3.7%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Advances	Rs.	527,050	Rs.	607,370	US$	8,056	15.2%
Investments		74,433		95,867		1,272	28.8
Deposits		285,536		383,731		5,090	34.4
Borrowings	Rs.	247,984	Rs.	223,377	US$	2,963	(9.9)%

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Premium earned	Rs.	270,688	Rs.	309,298	US$	4,103	14.3%
Premium on re-insurance ceded		(2,581)		(3,515)		(47)	36.2
Net premium earned		268,102		305,783		4,056	14.1
Other income		24,601		25,329		336	3.0
Investment income		32,481		35,875		476	10.4
Total income		325,184		366,987		4,868	12.9
Commission paid		14,033		16,038		213	14.3
Claims/benefits paid		15,119		17,342		230	14.7
Operating expenses		21,801		26,931		357	25.9
Total expenses		50,953		60,311		800	18.4
Transfer to linked funds		196,062		217,899		2,890	11.1
Provisions for policy holder liabilities (non-linked)		60,978		77,154		1,023	26.5
Profit before tax	Rs.	17,191	Rs.	11,624	US$	154	(32.4)%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Investments	Rs.	395,470	Rs.	462,273	US$	6,132	16.9%
Assets held to cover linked liabilities		975,020		1,109,458		14,716	13.8%
Liabilities on life policies	Rs.	1,314,884	Rs.	1,523,788	US$	20,212	15.9%

The life insurance industry in India registered a growth of 9.0% in retail weighted new business premium in fiscal 2019, according to the Life Insurance Council with retail weighted new business premium of ICICI Prudential Life Insurance Company declining by 4.9%. ICICI Prudential Life Insurance Company had a market share of 17.7% in private sector on a retail weighted new business premium basis in fiscal 2019 compared to 20.9% in fiscal 2018, according to the Life Insurance Council. Overall market share was 10.3% in fiscal 2019 on a retail weighted new business premium basis compared to 11.8% in fiscal 2018, according to the Life Insurance Council. Assets under management increased by 15.0% from Rs. 1,395.3 billion at year-end fiscal 2018 to Rs. 1,604.1 billion at year-end fiscal 2019.

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

Commission expenses of ICICI Prudential Life Insurance Company increased by 14.3% from Rs. 14.0 billion in fiscal 2018 to Rs. 16.0 billion in fiscal 2019, primarily due to growth in total premium.

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	126,001	Rs.	147,892	US$	1,962	17.4%
Premium on re-insurance ceded		(47,553)		(52,507)		(696)	10.4
Unexpired risk reserve		(9,330)		(11,632)		(154)	24.7
Net premium earned		69,117		83,753		1,111	21.2
Commission income (net)		2,840		(2,229)		(30)	-
Investment income		15,097		17,845		237	18.2
Total income		87,054		99,369		1,318	14.1
Operating expenses		21,119		20,140		267	(4.9)
Claims/benefits paid (net)		53,147		63,081		837	18.7
Other expenses (net)		826		164		2	-
Total expense		75,092		83,385		1,106	11.0
Profit/(loss) before tax	Rs.	11,962	Rs.	15,984	US$	212	33.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Investments	Rs.	180,261	Rs.	214,959	US$	2,851	19.2%
Current liabilities including claims outstanding		195,112		216,228		2,868	10.8
Provisions	Rs.	44,784	Rs.	56,359	US$	748	25.8%

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

Investment income increased by 18.2% from Rs. 15.1 billion in fiscal 2018 to Rs. 17.8 billion in fiscal 2019 primarily due to an increase in interest income. Interest income increased from Rs. 10.0 billion in fiscal 2018 to Rs. 13.3 billion in fiscal 2019. Realized gain on sale of investment securities decreased from Rs. 4.4 billion in fiscal 2018 to Rs. 4.3 billion in fiscal 2019.

Operating expenses decreased by 4.9% from Rs. 21.1 billion in fiscal 2018 to Rs. 20.1 billion in fiscal 2019 primarily due to a decrease in business support expenses, offset, in part, by an increase in staff cost.

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2018		2019		2019		2019/2018 % change
	(in millions, except percentages)
Net interest income	Rs.	6,155	Rs.	6,912	US$	92	12.3%
Non-interest income		38,021		37,015		491	(2.6)
Total income		44,176		43,927		583	(0.5)
Non-interest expenses		22,117		22,788		302	3.0
Operating profit before provisions and tax		22,059		21,139		281	(4.0)
Provisions		1,019		996		13	(2.2)
Profit before tax	Rs.	21,040	Rs.	20,143	US$	268	(4.1)%

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

Related Party Transactions

In fiscal 2020, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

In fiscal 2020, the following parties were identified as our associates/other related entities: Arteria Technologies Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2020: Mr. Sandeep Bakhshi (related party with effect from June 19, 2018), Ms. Vishakha Mulye, Mr. Anup Bagchi, Mr. N. S. Kannan (related party up to June 18, 2018), Ms. Chanda Kochhar (related party up to October 4, 2018) and Mr. Vijay Chandok (related party up to May 6, 2019). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2020, we received insurance premiums from our associates/other related entities amounting to Rs. 15 million, from key management personnel of the Bank amounting to Rs. 4 million and from the close family members of key management personnel amounting to Rs. 5 million. The premiums received were towards cover for health insurance, personal accident, marine and miscellaneous items. Our material transaction during fiscal 2020 included Rs. 11 million of premium received from ICICI Foundation for Inclusive Growth, Rs. 3 million of premium received from Ms. Vishakha Mulye and Rs. 5 million of premium received from Mr. Vivek Mulye.

During fiscal 2020, we paid claims including policy surrender value to our associates/other related entities amounting to Rs. 2 million, to key management personnel of the Bank amounting to Rs. 0.0 million (insignificant amount) and to the close family members of key management personnel amounting to Rs. 6 million. Our material transactions during fiscal 2020 include Rs. 2 million of claims including policy surrender value paid to ICICI Foundation for Inclusive Growth, Rs. 6 million of claims including policy surrender value paid to Mr. Vivek Mulye.

Fees, Commission and Other Income

During fiscal 2020, we received fees, commission and other income from our associates/other related entities amounting to Rs. 41 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 0.1 million. These transactions primarily generated management, arranger fees and bank charges for us. The material transactions during fiscal 2020 included Rs. 25 million of fees, commission and other income received from India Infradebt Limited and Rs. 16 million of fees, commission and other income received from ICICI Merchant Services Private Limited.

During fiscal 2020, we received commission on bank guarantees from NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 0.1 million.

Income from Custodial Services

During fiscal 2020, we received income from custodial services from our associates/other related entities amounting to Rs. 4 million. The material transactions during fiscal 2020 included Rs. 2 million of custodial income received from India Advantage Fund – III and Rs. 2 million of custodial income received from India Advantage Fund – IV.

Recovery of Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2020, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from our associates/other related entities amounting to Rs. 51 million from ICICI Foundation for Inclusive Growth.

Recovery of Secondment of Employees

During fiscal 2020, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 11 million for the recovery of secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2020, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 13.0 billion. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services. The material transactions during fiscal 2020 included Rs. 6.9 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 6.0 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited.

Investments in Securities Issued by Related Parties

During fiscal 2020, we invested Rs. 2.0 billion in securities issued by India Infradebt Limited.

Redemption/Buyback of Investments

During fiscal 2020, we received Rs. 203 million from India Advantage Fund-IV and Rs. 129 million from India Advantage Fund-III on account of redemption of venture capital units.

Interest Expenses

During fiscal 2020, we paid interest on deposits to our associates/other related entities amounting to Rs. 51 million, to our key management personnel amounting to Rs. 2 million and to the close family members of key management personnel amounting to Rs. 1 million. The material transactions during fiscal 2020 included Rs. 40 million of interest paid to ICICI Merchant Services Private Limited.

Interest Income

During fiscal 2020, we received interest on our non-convertible bonds from our associates/other related entities amounting to Rs. 356 million and from our key management personnel amounting to Rs. 10 million. The material transaction during fiscal 2020 included Rs. 353 million of interest received from India Infradebt Limited.

Sale of Investments

During fiscal 2020, we sold investments of Rs. 250 million to India Infradebt Limited.

Sale of loan

During fiscal 2020, we sold loan of Rs. 968 million to India Infradebt Limited.

Dividend Income

During fiscal 2020, we received dividend income from our associates/other related entities amounting to Rs. 114 million. The material transaction during fiscal 2020 included Rs. 107 million of dividend received from India Infradebt Limited.

Reimbursement of Expenses to Related Parties

During fiscal 2020, we reimbursed expenses to our associates/other related entities amounting to Rs. 214 million. The material transaction during fiscal 2020 included Rs. 213 million of reimbursed expenses to ICICI Foundation for Inclusive Growth. During fiscal 2020, we entered into a long term collaboration with ICICI Foundation for Inclusive Growth for corporate social responsibility related activities. As per the agreement, ICICI Foundation for Inclusive Growth would undertake mutually agreed corporate social responsibility related activities and we would reimburse the expenses incurred by them at cost.

Dividends Paid

During fiscal 2020, the Bank paid dividends to its key management personnel, amounting to Rs. 3 million and to the close family members of key management personnel, amounting to Rs. 3 million. The dividend paid during fiscal 2020 to Mr. Sandeep Bakhshi was Rs. 1 million, to Ms. Vishakha Mulye was Rs. 2 million, to Mr. Anup Bagchi was Rs. 0.0 million (insignificant amount), to Mr. Vijay Chandok was Rs. 0.0 million (insignificant amount), to Mr. Shivam Bakhshi was Rs. 2 million, to Ms. Esha Bakhshi and to Ms. Minal Bakhshi was Rs. 1 million.

Donations Given

During fiscal 2020, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 683 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2020
		(in million)
Deposits from related parties held by us	Rs.	6,236
Payables to related parties		3,291
Our investments in related parties		13,679
Loans and advances to related parties(1)		49
Receivables from related parties		116
Guarantees issued by us for related parties		12

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2020
		(in million, except number of shares)
Deposits from key management personnel	Rs.	59
Payables to key management personnel		0.0	(2)
Investments in our shares held by key management personnel		6
Loans and advances to key management personnel(3)		197
Employee stock options outstanding of ICICI Bank (numbers)		16,184,250
Employee stock options outstanding of ICICI Prudential Life Insurance Company Limited (numbers)		420,500
Employee stock options of ICICI Bank exercised(4)		240

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2020
		(in million)
Deposits from close family members of key management personnel	Rs.	15
Payables to close family members of key management personnel		0.0	(2)
Investments in our shares held by close family members of key management personnel		9
Loans and advances to close family members of key management personnel(1)		0.1

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2020
		(in million)
Deposits from key management personnel	Rs.	168
Payables to key management personnel		0.1
Investments in our shares held by key management personnel		6
Loans and advances to key management personnel(3)		254

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2020
		(in million)
Deposits from close family members of key management personnel	Rs.	71
Payables to close family members of key management personnel		0.0	(2)
Investments in our shares held by close family members of key management personnel		10
Loans and advances to close family members of key management personnel(1)		1

(1)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	Insignificant amount.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(4)	During fiscal 2020, 1,173,000 employee stock options of ICICI Bank were exercised by the key management personnel of the Bank, which have been reported at exercise price.

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

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2020, fiscal 2019 and fiscal 2018 that results from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 113.3 billion in fiscal 2020 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 95.7 billion under Indian GAAP. In fiscal 2020, the net income under U.S. GAAP was higher primarily due to lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, higher gains due to difference in accounting of debt and equity securities under U.S. GAAP as compared to Indian GAAP, lower provision on assets acquired in debt asset swap arrangements under U.S. GAAP as compared to Indian GAAP, the positive impact of amortization of loan processing fees, net of costs, under U.S. GAAP, offset, in part, by net loss in our life insurance affiliate as compared to net profit under Indian GAAP, higher deferred tax expenses under U.S. GAAP as compared to Indian GAAP and the impact of differences in accounting for compensation costs under U.S. GAAP. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the provision for loan losses resulted in a higher net income by Rs. 5.0 billion in fiscal 2020 as compared to Rs. 65.0 billion in fiscal 2019 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances. Under U.S. GAAP, the provision on impaired loans in fiscal 2020 was lower than the provision under Indian GAAP, as the provision requirement for certain impaired commercial loans under U.S. GAAP was lower than Indian GAAP due to differences in methodology where the provision on non-performing loans under Indian GAAP is primarily based on the number of days a loan is past-due, whereas under U.S. GAAP, the provision is primarily based on assessment of recovery from impaired loans.

Since the first quarter of calendar year 2020, the Covid-19 pandemic has impacted most of the countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity. Further, in accordance with the regulatory package announced by the Reserve Bank of India on March 27, 2020, the Bank has extended the option of payment moratorium for amounts due from certain of its borrowers. At year-end fiscal 2020, the Bank made Covid-19 related general provision of Rs. 27.3 billion under Indian GAAP on a prudent basis. The provision made by the Bank was more than the requirement under Reserve Bank of India guidelines dated April 17, 2020, requiring a provision of 5.0% by March 31, 2020 and 5.0% by June 30, 2020 on loans to borrowers who were overdue but standard at February 29, 2020 and to whom moratorium has been extended. Under U.S. GAAP, Consequent to the outbreak of Covid-19, the Bank carried out an analysis of its commercial loan portfolio to identify assets at higher risk due to the uncertainties pursuant to the pandemic, and the internal credit ratings of such exposures were calibrated for the purpose of reflecting the enhanced risk for the purpose of computing the collective allowance. The estimated impact on the internal credit ratings was incorporated in the computation of collective allowance for credit losses on the performing loans at year-end fiscal 2020. Further, while measuring the allowance for loan loss on smaller balance homogenous consumer loans at year-end fiscal 2020, the Bank has applied certain judgments and adjusted the historical delinquency and credit loss experience to reflect the possible impact of Covid-19 pandemic on its consumer loan portfolio. However, substantial uncertainties remain in determination of estimates of loss allowances on account of likely impact of Covid-19. The impact of the Covid-19 pandemic on Bank’s results, including credit quality and provisions, would be dependent on the spread of Covid-19, steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels.

Further, under Indian GAAP, specific provision was made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank opted for fair value accounting for such loans and guarantees through income statement under U.S. GAAP. Accordingly, impact of accounting on these loans is accounted in "Allowance for loan losses" for Indian GAAP and in the line item “Valuation of debt and equity securities” for U.S. GAAP. In fiscal 2020, this has resulted in negative impact of Rs. 13.7 billion on net income in the line item of "Allowance for loan losses" and a positive impact of Rs. 11.7 billion on net income in the line item of “Valuation of debt and equity securities”.

See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in higher net income by Rs. 14.6 billion in fiscal 2020 as compared to Rs. 12.5 billion in fiscal 2019 under U.S. GAAP, as compared to Indian GAAP.

Banks, including ICICI Bank, acquired equity shares in certain entities by invoking strategic debt restructuring based on the guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as affiliates. The Bank has opted for fair value accounting for these affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, impact of accounting on these loans are accounted in "allowance for loan losses" for Indian GAAP and in the line item “Valuation of debt and equity securities” for U.S. GAAP. In fiscal 2020, this has resulted in negative impact of Rs. 13.7 billion on net income in the line item of "Allowance for loan losses" and a positive impact of Rs. 11.7 billion on net income in the line item of “Valuation of debt and equity securities”.

Under Indian GAAP unrealized losses of held-for-trading and available-for-sale securities are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on debt securities identified as other-than-temporarily impaired which are recognized in profit and loss account. From fiscal 2019, under U.S. GAAP, on adoption of ASC Topic 321, unrealized gain or loss on all equity securities were taken through profit and loss account. There was a positive impact of Rs. 2.4 billion in fiscal 2020 as compared to a negative impact of Rs. 0.6 billion in fiscal 2019 on net income under U.S. GAAP, due to differences in mark-to-market and provisioning accounting for equity securities and available-for-sale debt securities as net unrealized losses are accounted in profit and loss and gains are ignored under Indian GAAP. Further, there was a negative impact of other-than-temporary impairment of Rs. 1.4 billion in fiscal 2020 as compared to Rs. 1.8 billion on net income in fiscal 2019 under U.S. GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 5.3 billion in fiscal 2020 as compared to Rs. 3.0 billion in fiscal 2019 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was lower by Rs. 4.1 billion in fiscal 2020 as compared to by Rs. 0.9 billion in fiscal 2019. The actuarial loss was accounted through profit and loss account under Indian GAAP, while under U.S. GAAP actuarial loss was accounted through other comprehensive income. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

The difference in accounting for consolidation resulted in lower net income by Rs. 8.1 billion in fiscal 2020 as compared to higher net income by Rs. 1.1 billion in fiscal 2019 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2020, our life insurance affiliate made a net loss of Rs. 4.5 billion under U.S. GAAP as compared to net profit of Rs. 10.7 billion under Indian GAAP, primarily due to:

•	In accordance with ASU 2016-01, fair value change for investment in equity shares is recognized in net income with effect from April 1, 2018. In fiscal 2020, life insurance affiliate recognized marked-to-market loss of Rs. 4.9 billion on equity securities in profit/(loss) for shareholders’ fund under U.S. GAAP. The marked-to-market loss was primarily on account of a broader downward movement in equity markets, as reflected in the fall in S&P BSE100 index by 26.6% in the last quarter of fiscal 2020 consequent to Covid-19 pandemic.

•	The liabilities pertaining to Guaranteed Savings Insurance Plan (GSIP) products include impact of marked to market gain/loss on underlying investments. Under U.S. GAAP, the changes in liabilities are recognized through net income, while the mark-to-market changes in underlying debt investments, being available-for-sale investments, are recognized through other comprehensive income. During fiscal 2020, the life insurance subsidiary recognized marked to market gain of Rs. 6.9 billion on available-for-sale debt securities through other comprehensive income while the related loss due to increase in liability was recognized through net income.

•	While the overall new business premium (including group) for protection business increased by 20.5% in fiscal 2020, group protection business, which is a single premium product, increased by 54.3% in fiscal 2020. Under Indian GAAP, the profit is recognised upfront for this business, while under U.S. GAAP profit is amortised over the policy term. The impact of deferred profit under U.S. GAAP resulted in lower income of ₹ 3.7 billion as compared to Indian GAAP in FY2020.

See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Deferred tax expenses were higher by Rs. 4.8 billion under U.S. GAAP, as compared to Indian GAAP in fiscal 2020 as compared to deferred tax expenses being higher by Rs. 35.0 billion in fiscal 2019 under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2020, the Bank created deferred tax asset amounting to Rs. 2.4 billion as compared to reversal of deferred tax asset amounting to Rs. 6.0 billion in fiscal 2019 on its investment in listed subsidiaries and affiliate.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. Due to reduction in the tax rate in fiscal 2020, the deferred tax liability on Special Reserve created under Indian GAAP in earlier years was reversed. As, deferred tax liability was never created under U.S. GAAP, this has resulted in higher deferred tax expenses of Rs. 6.8 billion in fiscal 2020 as compared to lower deferred tax expenses of Rs. 1.9 billion in fiscal 2019 under U.S. GAAP as compared to Indian GAAP.

Further, there was difference due to the negative tax impact of Rs. 0.8 billion in fiscal 2020 on U.S. GAAP adjustments over Indian GAAP as compared to the negative tax impact of Rs. 30.9 billion in fiscal 2019. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

The Bank has made provisions on certain fixed assets acquired under debt asset swap arrangements as per the direction of the Reserve Bank of India under Indian GAAP. Under U.S. GAAP these fixed assets are carried at lower of book value or fair value. This has resulted in a positive impact of Rs. 6.7 billion in fiscal 2020 as compared to Rs. 8.4 billion in fiscal 2019. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(j)” included herein.

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

The Bank accounts for repurchase, reverse repurchase and transactions with Reserve Bank of India under Liquidity Adjustment Facility as borrowing and lending transactions in accordance with the Reserve Bank of India guidelines. The Bank follows the trade date method of accounting for the purchase and sale of investments, except for government of India and state government securities, for which the settlement date method of accounting is followed as per the Reserve Bank of India guidelines

Provisions/Write-offs on Loans and Other Credit Facilities

Loans and advances are classified into performing and non-performing loans as per Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. Non-performing loans and advances are classified as standard, substandard, doubtful and loss assets based on number of days overdue. Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets at rates prescribed by the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provision on certain performing loans as per the direction of the Reserve Bank of India, including the Reserve Bank of India direction for provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by the Reserve Bank of India guidelines. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the host country. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. For loans booked in overseas branches, which are non-performing loans as per the extant Reserve Bank of India guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant Reserve Bank of India guidelines. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. In accordance with the Reserve Bank of India guidelines post outbreak of Covid-19, the moratorium period, wherever granted, is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The moratorium granted to the borrowers is not accounted as restructuring of loan. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated by the Reserve Bank of India.

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

The Bank also creates general provisions on performing loans based on the guidelines issued by the Reserve Bank of India including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors, provision on exposure to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per Reserve Bank of India’s large exposure framework. For performing loans in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and the Reserve Bank of India requirement.

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

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the prescribed timelines from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per the Reserve Bank of India guidelines.

Assets Acquired in Satisfaction of Claims

Assets acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant Reserve Bank of India guidelines or specific RBI directions.

ICICI Prudential Life Insurance Company

Premium for non-linked policies is recognized as income (net of goods and service tax) when due from policyholders. For unit-linked business, premium is recognized as income when the associated units are created. Premium on lapsed policies is recognized as income when such policies are reinstated.

Reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation and for unit-linked policies are accounted when the associated units are cancelled. Reinsurance claims are accounted in the period in which the claim is intimated.

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

Funds for future appropriation (unit linked) are the amount estimated by appointed actuary as funds for future appropriation in respect of lapsed unit linked policies and are set aside in the Balance Sheet and are not available for distribution to shareholders until the expiry of the maximum revival period.

Funds for future appropriation (participating) is the unappropriated surplus, which is held in the balance sheet as funds for future appropriations.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 138.1 billion at year-end fiscal 2020, as compared to Rs. 144.2 billion at year-end fiscal 2019. Out of the total Level 3 investments, investments amounting to Rs. 135.4 billion were India-linked and investments amounting to Rs. 2.7 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 132.2 billion, corporate bonds of Rs. 2.6 billion, preference shares of Rs. 0.5 billion and equity shares of Rs. 0.1 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 2.4 billion and equity shares of Rs. 0.3 billion at year-end fiscal 2020.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 2.6 billion is valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust makes assumptions with regards to various variables to arrive at the estimated cash flows. The cash flows for pass through certificates are discounted at the yield-to-maturity rates and credit spreads published by Financial Benchmark India Private Limited and Fixed Income Money Market and Derivatives Association on month ends.

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 2.4 billion determined using an internal model.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

Financial Instruments—Credit Losses

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments—Credit Losses” (ASU 2016-13), an Update to Topic 326 – Financial Instruments-Credit losses. The amendments in this Update eliminate the probable initial recognition threshold in current GAAP with respect to assets measured at amortized cost and, instead, reflect an entity’s current estimate of all expected credit losses. When credit losses were measured under current GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. The amendments in this Update broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. Further, credit losses on available-for-sale debt securities should be measured in a manner similar to current GAAP. However, the amendments in this Update require that credit losses on available-for-sale securities be presented as an allowance rather than as a write-down. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. This Update will be applicable for the Group from fiscal 2021. Under the new CECL accounting standard, the allowance for credit losses reflects expected losses, rather than incurred losses, which could lead to more volatility in the allowance and the provision for credit losses as forecasts of economic conditions change.

The Group is in the process of implementing the standard, including development and refinement of models, planning for new disclosures and reporting requirements, and drafting of accounting policies. The Group is in an advanced stage of finalization of approach and development of models. The Group has appointed an external consultant, which has benchmarked and reviewed the models, approaches and assumptions. The adoption of update will result in higher allowance for credit losses given the change to the estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as, addition of an allowance for debt securities. The allowance on loans and loan commitments will increase to cover credit losses over the remaining expected life of the loan portfolio. Further, the determination of allowance for loans will also require consideration of expected future changes in macroeconomic conditions. Considering the uncertainty in macroeconomic environment on account of the Covid-19 pandemic, the volatility in credit losses is likely to increase across all portfolios. The extent of the impact will depend on the characteristics of the portfolio such as rating mix, product mix, tenor profile, macroeconomic conditions and forecasts. As the standard does not prescribe a specific method for estimating expected credit loss, the Group is finalizing the approach based on its internal historical experience, third party consultations, emerging market practices and guidance available from other regulators.

Goodwill

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, “Intangibles-Simplifying the test for goodwill impairment” (ASU 2017-04), an Update to Topic 350- Intangibles- Goodwill and other. The amendments in this update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. ASU 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. This Update will be applicable for the Group from fiscal 2021 onwards, and the Group does not plan to early adopt this Update. The impact of ASU will depend upon the performance of the reporting units and market conditions impacting the fair value of the reporting units in the future.

Convergence of Indian Accounting Standards with International Financial Reporting Standards

In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards (IFRS), for scheduled commercial banks, insurance companies and non-banking financial companies (NBFCs). However, currently the implementation of Ind AS for banks and insurance companies has been deferred till further notice pending the consideration of some recommended legislative amendments by the Government of India. We are in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be regulatory guidelines and clarifications in some critical areas of Ind AS application, which we will need to suitably incorporate in our implementation project as and when those are issued.

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

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, which may result in higher volatility in profit or loss and equity.

Under Indian GAAP, loans are measured at cost, net of provision. Investments are accounted for in accordance with the extant Reserve Bank of India guidelines on investment classification and valuation which require all investments to be classified as ‘held-to-maturity’, ‘available-for-sale’ and ‘held-for-trading’. According to the current guidelines, net loss in the available-for-sale and held for trading classifications is computed category-wise and recognized in the profit and loss account while net gains are ignored. As per Ind AS 109, all financial assets will have to be classified at ‘amortized cost’, ‘fair value through other comprehensive income’ or ‘fair value through profit and loss’. The above classification would be based on the business model test and the contractual cash flow test. All unrealized gains or losses for financial assets classified at ‘fair value through other comprehensive income’ would be accounted for in the other comprehensive income and on ‘assets at fair value through profit and loss’ in the profit and loss account. For the Bank, based on the assessment so far, the loans are likely to primarily qualify for amortized cost accounting, except for certain loans which are originated by the Bank with an intention to sell. A significant portion of the government bonds held by the Bank as ‘held-to-maturity’ under Indian GAAP may need to be classified in ‘fair value through other comprehensive income’ category under Ind AS because of their business model of both – hold to collect contractual cash flows, as well as selling these bonds to meet liquidity and other risk management requirements. Accordingly, the unrealized gains or losses on these investments would be accounted for in the other comprehensive income under Ind AS.

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. The Bank holds specific provisions against non-performing assets and general provision against performing assets. Non-performing assets are further classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India and provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant Reserve Bank of India guidelines. See also “Business—Classification of Loans”. Ind AS 109 requires entities to recognize and measure a credit loss allowance or provision based on an expected credit loss model. The expected credit loss impairment model would apply to loans and debt securities measured at amortized cost or at fair value through other comprehensive income. The model is also intended to apply to outstanding non-fund facilities, undrawn fund/non-fund commitments and lease receivables. The impairment and expected credit loss requirements under Ind AS represents the most significant area of difference with the Indian GAAP and introduces substantial requirements of management judgment, estimates and assumptions in many areas, like significant increase in credit risk, expected life of financial instruments, computation of one-year and lifetime expected credit losses (ECL) and incorporation of forward looking estimates in the expected credit losses model. While Ind AS 109 does not prescribe a specific method for estimating expected credit loss, the Bank proposes to primarily apply the approach for estimating expected credit loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), building on the internal ratings-based approach as introduced under the Basel framework. The Bank is currently finalizing these assumptions and methodologies and developing models, as well as discussing with industry participants, the Indian regulator and external consultant about the possible approaches to computation of expected credit losses.

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

Under Indian GAAP, the Bank recognizes its operating lease expenses on straight-line-basis over the term of lease. Under Ind AS all leases are required to be recognized on the balance sheet with lease liabilities and corresponding right-of-use asset based on the present value of lease payments. Right-of-use asset is required to be depreciated on a straight-line-basis over the term of lease and interest expense is booked on the lease liabilities based on the discounting rate used for computing present value of lease payments.

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

MANAGEMENT

Directors and Executive Officers

Our board of directors is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 15 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by shareholders in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, law, economics, agriculture and small scale industry, information technology, payment & settlement systems, human resources, risk management and business management. All of our directors possess special knowledge in one or more of the areas specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the government director and the debenture director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which were also placed at the board meeting held on May 9, 2020. The Companies Act excludes the government director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India and to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as director if he or she is between 35 and 70 years of age. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a debenture director on our Board of Directors.

Of our 12 directors at March 31, 2020, three directors are in our whole-time employment or executive directors, one is a government director and the remaining eight directors are independent directors. The eight independent directors include corporate executives, retired corporate executives, advisors and chartered accountants. Of the eight independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

The Companies Act provides that an independent director shall not hold office for more than two consecutive terms of five years each provided that the director is re-appointed by passing a special resolution on completion of the first term of five consecutive years. To compute the period of five consecutive years, the tenure of every independent director was considered a fresh from April 1, 2014. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than the chairman and executive directors may hold office continuously for a period exceeding eight years. The Companies Act also provides that in respect of banking companies, the provisions of the Companies Act shall apply except in so far as they are inconsistent with the provisions of the Banking Regulation Act.

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

The Board of Directors at its meeting held on June 29, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as additional (independent) Director effective July 1, 2018 up to June 30, 2021, subject to the approval of shareholders. The Board of Directors also approved the appointment of Mr. Girish Chandra Chaturvedi as non-executive part-time Chairman for the period effective from July 1, 2018 or the date of receipt of Reserve Bank of India approval for such appointment, whichever is later up to June 30, 2021. The Reserve Bank of India had through its letter dated July 17, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as non-executive part-time Chairman effective July 17, 2018 to June 30, 2021. The shareholders at the annual general meeting held on September 12, 2018 approved the appointment of Mr. Girish Chandra Chaturvedi as non-executive part-time Chairman for a period of three years effective July 17, 2018 to June 30, 2021. The Board of Directors at its meeting held on May 9, 2020 approved the re-appointment of Mr. Girish Chandra Chaturvedi as Independent Director for a period of three years effective from July 1, 2021, subject to the approval of shareholders. The Board of Directors also approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021, subject to the approval of shareholders and Reserve Bank of India. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank scheduled on August 14, 2020.

The Board of Directors at its meeting held on June 18, 2018 had appointed Mr. Sandeep Bakhshi as wholetime director and Chief Operating Officer. The Reserve Bank of India had through its letter dated July 31, 2018 approved his appointment as wholetime director designated as Chief Operating Officer of the Bank effective July 31, 2018 till July 30, 2021. The shareholders at the annual general meeting held on September 12, 2018 approved his appointment for a period of five years effective from the date of the Reserve Bank of India approval. The Board of Directors at its meeting held on October 4, 2018 appointed Mr. Sandeep Bakhshi as the Managing Director and CEO of the Bank for a period of five years until October 3, 2023. The Reserve Bank of India through its letter dated October 15, 2018 has approved his appointment as Managing Director and CEO of the Bank for a period of three years with effect from October 15, 2018. The shareholders at the annual general meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period of five years with effect from October 15, 2018 up to October 3, 2023.

The Board of Directors at its meeting held on November 16, 2015 appointed Ms. Vishakha Mulye as Executive Director for a period of five years effective from the date of receipt of the Reserve Bank of India approval. Pursuant to approval granted by the Reserve Bank of India, Ms. Vishakha Mulye was appointed as an Executive Director on the Board of the Bank effective January 19, 2016 for a period of three years. The shareholders through postal ballot on April 22, 2016 approved the appointment of Ms. Vishakha Mulye for a period of five years effective January 19, 2016 up to January 18, 2021. The Reserve Bank of India through its letter dated January 15, 2019 has approved her re-appointment as Executive Director of the Bank for a period of two years from January 19, 2019 to January 18, 2021. The Board of Directors at its meeting held on May 9, 2020 approved the re-appointment of Ms. Vishakha Mulye as wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2021, subject to the approval of shareholders and Reserve Bank of India. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank scheduled on August 14, 2020.

The Board of Directors at its meeting held on October 14, 2016 appointed Mr. Anup Bagchi as Executive Director for a period of five years effective from February 1, 2017 or the date of receipt of approval from the Reserve Bank of India, whichever is later. The Reserve Bank of India granted its approval for appointment of Mr. Anup Bagchi for a period of three years effective February 1, 2017 up to January 31, 2020. The shareholders at the annual general meeting held on June 30, 2017 approved the appointment of Mr. Anup Bagchi for a period of five years effective February 1, 2017 up to January 31, 2022. The Reserve Bank of India through its letter dated January 30, 2020 has approved the re-appointment of Mr. Anup Bagchi as Executive Director of the Bank for a period of further two years effective from February 1, 2020 to January 31, 2022.

The Board of Directors had appointed Mr. Hari L. Mundra, Ms. Rama Bijapurkar, Mr. B. Sriram and Mr. S. Madhavan as additional and independent directors for a period of five years effective from October 26, 2018, January 14, 2019, January 14, 2019 and April 14, 2019 respectively. The shareholders at the annual general meeting held on August 9, 2019 approved the appointments of Mr. Hari L. Mundra, Ms. Rama Bijapurkar, Mr. B. Sriram and Mr. S. Madhavan as Independent Directors for a period of five years effective from October 26, 2018, January 14, 2019, January 14, 2019 and April 14, 2019 respectively.

The Board of Directors at its meeting held on May 6, 2019 approved the appointment of Mr. Sandeep Batra as an Additional Director and Wholetime Director (designated as Executive Director) for a period of five years effective May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the annual general meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) for a period of five years effective May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later.

The Securities and Exchange Board of India passed an order on September 12, 2019 inter-alia levying a penalty of Rs. 0.2 million on Mr. Sandeep Batra, in his capacity as the Compliance Officer of the Bank in 2010. The order was in respect of a matter wherein ICICI Bank had made a disclosure after its Board meeting held on May 18, 2010 providing an in-principle approval for the amalgamation of Bank of Rajasthan Ltd. with the Bank. The Bank had entered into an agreement earlier on the same day with certain shareholders of Bank of Rajasthan Ltd. The disclosure made by the Bank after the Board meeting was construed as delayed disclosure by the Securities and Exchange Board of India while issuing the order. The Bank had made disclosure to the stock exchanges with regard to the Securities and Exchange Board of India order on September 13, 2019. Mr. Sandeep Batra has filed an appeal against the said order of the Securities and Exchange Board of India in Securities Appellate Tribunal. Further, settlement proceedings under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018 have been initiated in this regard by Mr. Sandeep Batra.

The Bank has received a communication from the Reserve Bank of India not acceding to the request for appointment of Mr. Sandeep Batra at present and to resubmit the proposal for approval after one year from the conclusion of settlement proceedings.

Our Board of Directors had the following members at June 30, 2020:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2020
Mr. Girish Chandra Chaturvedi(1) Independent Non-Executive Director Profession: Advisor	67	July 1, 2018 (appointed as part-time Chairman effective July 17, 2018)	Director Infrastructure Leasing and Financial Services Limited Chairman IL&FS Energy Development Company Limited National Stock Exchange of India Limited

Ms. Rama Bijapurkar Independent Non-Executive Director Profession: Advisor	63	January 14, 2019	Director Mahindra and Mahindra Financial Services limited Emami limited Nestle India limited VST Industries Limited Cummins India Limited Chairperson People Research on India’s Consumer Economy

Mr. Uday Chitale Independent Non-Executive Director Profession: Advisor	70	January 17, 2018	Director Axis Mutual Fund Trustee Limited ICICI Lombard General Insurance Company Limited India Infradebt Limited Indian Council for Dispute Resolution
Ms. Neelam Dhawan Independent Non-Executive Director Profession: Advisor	60	January 12, 2018	Director Yatra Online Inc Head- India Advisory Board IBM Member - Supervisory Board Royal Philips N.V. Member of Board of Governors IIIT, Delhi

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2020
Mr. S. Madhavan Independent Non-Executive Director Profession: Advisor	63	April 14, 2019

Director

UFO Moviez India Limited

Transport Corporation of India Limited

HCL Technologies Limited

CBIX Technology Solutions Private Limited

Shopkhoj Content Private Limited

Scrabble Entertainment Limited

Regime Tax Solutions Private Limited

Lifestyle International Private Limited

Mr. Hari L. Mundra Independent Non-Executive Director Profession: Advisor	70	October 26, 2018	Director Tata Autocomp Systems Limited

Mr. Radhakrishnan Nair Independent Non-Executive Director Profession: Advisor	65	May 2, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Securities Primary Dealership Limited

Touchstone Regulatory Advisors Private Limited

ICICI Prudential Life Insurance Company Limited

Inditrade Microfinance Limited

Geojit Financial Services Limited

Indiatrade Fincorp Limited

Inditrade Housing Finance Limited

Geojit Credits Private Limited

Geojit Techloan Private Limited

Brickwork Ratings India Private Limited

Mr. B. Sriram(2) Independent Non-Executive Director Profession: Advisor	61	January 14, 2019	Director Unitech Limited TVS Credit Services Limited

Mr. Lalit Kumar Chandel Profession: Government Service	53	December 4, 2018	Director Oriental Insurance Company Limited

Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	60	October 15, 2018	None

Ms. Vishakha Mulye Executive Director Profession: Company Executive	51	January 19, 2016	Chairperson ICICI Bank Canada Director ICICI Lombard General Insurance Company Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2020
Mr. Anup Bagchi Executive Director Profession: Company Executive	49	February 1, 2017

Chairman

ICICI Home Finance Company Limited

ICICI Prudential Asset Management Company Limited

Director

ICICI Prudential Life Insurance Company Limited

ICICI Securities Limited
Comm Trade Services Limited

_______________

1. Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective Boards of Infrastructure Leasing and Financial Services Limited and Infrastructure Leasing and Financial Services Limited Energy Development Company Limited appointed Mr. Girish Chandra Chaturvedi as the Director and as Chairman of Infrastructure Leasing and Financial Services Limited Energy Development Company Limited.

2. Pursuant to the order dated January 22, 2020 issued by the Government of India and order dated January 20, 2020 issued by the Supreme Court of India, Mr. B. Sriram has been appointed as Nominee Director of Government of India on the Board of Unitech Limited with effect from January 22, 2020.

Our executive officers at March 31, 2020, who received executive remuneration in fiscal 2020, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2020 (in Rupees) 1)	Bonus Paid in Fiscal 2020 (in Rupees) (2)(8)	Stock Options Granted during Fiscal 2019	Stock Options Granted during Fiscal 2020 (3)	Total Stock Options Granted through March 31, 2020	Total Stock Options Outstanding at March 31, 2020(4)	Shareholdings at March 31, 2020
Mr. Sandeep Bakhshi	60	Managing Director and CEO	37	63,167,010	-	-	610,500	8,371,950	7,343,750	230,005
Ms. Vishakha Mulye	51	Executive Director	27	56,419,038	15,942,029	-	1,256,500	6,811,363	4,938,500	1,067,487(6)
Mr. Anup Bagchi	49	Executive Director	28	51,366,266	14,617,507	-	1,256,500	6,153,425	3,902,000	-
Mr. Vijay Chandok (5)	52	Executive Director	29	8,792,323	14,617,507	-	1,256,500	8,165,050	6,733,900	30,050
Mr. Sandeep Batra	54	President	32	51,183,539	8,658,276	-	449,500	3,729,550	2,653,550	25,000
Mr. Rakesh Jha	48	CFO	24	36,993,090	10,813,008	346,500	294,500	5,069,875	3,919,550	82,600

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2020 and excludes bonus.

(2)	Represents bonus paid during fiscal 2020. The bonus amounts reported for Executive Director and Executive Officers are the amounts approved for fiscal 2019 and paid during fiscal 2020 after approval from the Reserve Bank of India (wherever applicable). An amount of Rs. 3.5 million was paid to Mr. N S Kannan, ex-Director during fiscal 2020, for the period spent in the Bank during fiscal 2019. Mr. Sandeep Batra assumed office as President effective July 12, 2018. The amount of bonus is proportionate to the period spent in the Bank during fiscal 2019. Mr. Sandeep Bakhshi, MD & CEO had elected not to receive performance bonus for fiscal 2019.

(3)	Includes options granted to Wholetime Directors during the year post approval from the Reserve Bank of India pertaining to fiscal 2018 and fiscal 2019. Additionally, 646,000 options were granted to Mr. N S Kannan, ex-Director of the Bank for fiscal 2018 post the Reserve Bank of India approval.

(4)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. The Bank granted these stock options to its Executive Officers at no cost. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(5)	Mr. Vijay Chandok was with the Bank till May 6, 2019. The above represents his remuneration for relevant portion of the year.

(6)	Includes 1,375 shares held jointly, with Mr. Vivek Mulye as 1st holder and Ms. Vishakha Mulye as 2nd holder.

(7)	Executive officers and directors (including non-executive directors) as a group held about 0.02% of the Bank’s equity shares at March 31, 2020.

Mr. Sandeep Bakhshi completed his management studies from Xavier School of Management (XLRI) in Jamshedpur. He has been with the ICICI Group for 33 years and has handled various assignments in erstwhile ICICI Limited, ICICI Lombard General Insurance Company, ICICI Bank and ICICI Prudential Life Insurance Company. He was appointed as Wholetime Director and Chief Operating Officer with effect from July 31, 2018. Mr. Bakhshi was appointed as Managing Director and CEO with effect from October 15, 2018.

Ms. Vishakha Mulye is a chartered accountant and joined ICICI in 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI Bank effective January 19, 2016 and is responsible for the domestic and international wholesale banking, markets and commercial banking businesses at the Bank.

Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in the areas of retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and is responsible for retail banking, rural & agriculture, small and medium enterprise as well as corporate branding for the Bank.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. Mr. Sandeep Batra has been working with the ICICI Group for the last 19 years and is currently the President – Corporate Centre at ICICI Bank. As President – Corporate Centre, Mr. Sandeep Batra oversees the risk, internal audit, financial crime prevention, compliance, secretarial, technology, corporate communication and operation functions at the bank. As part of the executive committee, Mr. Sandeep Batra also oversees legal, human resources and infrastructure management group for the Bank. He is also on the boards of several ICICI Group companies - ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Bank UK and ICICI Venture Fund Management Company. In his previous position with ICICI Bank, he was the Group Compliance Officer. Mr. Sandeep Batra has been a founding member of the ICICI Prudential Life Insurance team and has worked with the organization as its Chief Financial Officer from September 2000 till 2006 and then as Executive Director and a member of its board from January 2014 till July 2018. At ICICI Prudential Life Insurance, he was responsible for Finance, investments, actuarial and risk and compliance functions. He was also instrumental in leading the company to India’s first initial public offer in the insurance space.

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

Our Board functions either as a full board or through various committees constituted to oversee specific operational areas. These Board committees meet regularly. The quorum of the Board committees was increased from at least two members to at least three members with effect from June 30, 2019, to transact business at any Board Committee meeting and in case where the Committee comprises of two members only or where two members are participating, then any Independent Director may attend the meeting to fulfil the requirement of three members. The constitution and main functions of the various committees are given below.

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises three independent directors - Mr. Uday Chitale, Mr. S. Madhavan and Mr. Radhakrishnan Nair. Mr. Uday Chitale, an independent Director, is the Chairman of the Committee. Mr. Uday Chitale and Mr. S. Madhavan are chartered accountants and qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, utilization of loans and/or advances from/investment by the Bank in its subsidiaries, review of functioning of the Whistle-Blower Policy, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises four independent directors - Ms. Neelam Dhawan, Mr. Girish Chandra Chaturvedi, Ms. Rama Bijapurkar and Mr. B. Sriram. Ms. Neelam Dhawan, an independent Director, is the Chairperson of the Committee.

The functions of the Committee include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/independent directors and the Board and to extend or continue the term of appointment of independent directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors and senior management personnel, recommending commission and fee payable to non-executive directors subject to applicable regulations, approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme (ESOS) and decide on the grant of stock options to employees and wholetime directors of the Bank and its subsidiary companies.

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

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four Directors - Mr. Sandeep Bakhshi, Mr. B. Sriram, Mr. Hari L. Mundra and Ms. Vishakha Mulye. Mr. Sandeep Bakhshi, Managing Director & CEO, is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors - Ms. Rama Bijapurkar, Mr. Hari L. Mundra, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Ms. Rama Bijapurkar, an independent Director, is the Chairperson of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises five directors - Mr. S. Madhavan, Ms. Neelam Dhawan, Mr. Radhakrishnan Nair, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Mr. S. Madhavan, an independent Director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and apprising the top management of the Bank and the Reserve Bank of India on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

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

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises two directors - Mr. Girish Chandra Chaturvedi and Mr. S. Madhavan. Mr. Girish Chandra Chaturvedi, non-executive part-time Chairman of the Bank, is the Chairman of the Committee. The quorum of the Board committees was increased from at least two members to at least three members with effect from June 30, 2019, to transact business at any Board Committee meeting and in case where the Committee comprises of two members only or where two members are participating, then any independent director may attend the meeting to fulfil the requirement of three members.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan. The functions of the Committee also include setting limits on exposure to any industry or country, review of the Enterprise Risk Management framework, Risk Appetite Framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out Cyber Security risk assessment.

Stakeholders Relationship Committee

As of the date of filing this annual report, the Stakeholders’ Relationship Committee comprises three directors - Mr. Hari L. Mundra, Mr. Uday Chitale and Mr. Anup Bagchi. Mr. Hari L. Mundra, an independent Director, is the Chairman of the Committee.

The functions of the Committee include approval and rejection of transfer or transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, addressing and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Review Committee for Identification of Willful Defaulters/Non Co-operative Borrowers

The Managing Director & CEO is the Chairman of this Committee and any two independent Directors comprise the remaining members.

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

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2019 and fiscal 2020 and the fees for other professional services billed in fiscal 2019 and fiscal 2020 are as follows:

s
	Year ended March 31,
	2019		2020			2020
	(in millions)					(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	306	Rs.	255		US$	3,382
Audit-related services
Opinion on non-statutory accounts		8		3			40
Others		25		16			212
Sub-total		339		274			3,634
Non-audit services
Tax compliance		1		1			13
Other services		..		0	(1)		3
Sub-total		1		1		US$	16
Total	Rs.	340	Rs.	275		US$	3,650

(1)	Insignificant amount

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2020 and fees for other professional services billed in fiscal 2020. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 12) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act notified effective April 1, 2014 as amended from time to time and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria inter-alia includes that a director in order to be independent should not have any pecuniary relationship, other than remuneration as such director or having transaction not exceeding ten percent of his/her total income with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. The criteria also stipulate restrictions on the nature of transaction that a relative of a director can have with the Company, its holding, subsidiary or associate company or their promoters or directors for determination of independence as a director. Exemptions have been prescribed for certain transactions, which may be in the ordinary course of business and at arm’s length. As per the Companies Act, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant independence criteria. In classifying our directors as independent, we have relied on the declarations provided by the independent directors as prescribed under the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which were also placed at the board meeting held on May 9, 2020. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

The Companies Act requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. The independent directors met on May 9, 2020 to carry out these reviews. Prior to this, the independent directors had met separately to carry out similar reviews before the Board meeting held on May 6, 2019.

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2020. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each of our non-executive directors, except our government Director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board, Audit Committee, Risk Committee and Credit Committee and Rs. 50,000 as sitting fee for each meeting of any other Committee. The Reserve Bank of India has permitted the payment of profit-related commission up to Rs. 1,000,000 per annum for non-executive directors (other than non-executive part-time Chairman). Pursuant to the above, our shareholders have approved guidelines for the payment of profit-related commission to non-executive directors (other than Government Nominee Director). In addition, we reimburse our directors for travel and related expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive Directors other than the remuneration for attending each meeting of our Board or of a Board committee and profit related commission to the non-executive Directors (other than the Chairman). Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office. The Reserve Bank of India has approved a remuneration of Rs. 3,500,000 per annum for the non-executive chairman.

Our Board or a Committee thereof, may fix the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance, annual performance bonus and employee stock options paid each year to our executive directors.

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

The total compensation paid by the Bank to its executive directors and executive officers during fiscal 2020 was Rs. 333 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2020 was Rs. 9.1 billion. This amount was paid in fiscal 2021, excluding the payment of bonuses to executive directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

The Bank has an Employee Stock Option Scheme to encourage and retain high-performing employees and directors. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares of the Bank at the time of the grant of stock options could be allocated under the employee stock option scheme. At March 31, 2020, this 10.0% limit was equivalent to 647 million shares, of which the Bank has granted about 534 million options under the Employee Stock Option Scheme. Employees and Directors of the Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on the first, second and third anniversaries of the grant date respectively, except as follows:

•	For 275,000 options granted in April 2014, 50% vested on April 30, 2017 and the balance 50% vested on April 30, 2018.

•	For 34,362,900 options granted in September 2015, 50% vested on April 30, 2018 and the balance 50% vested on April 30, 2019.

•	For 300,000 options granted in January 2018, 100% would vest at the end of four years from the date of grant.

•	For 188,000 options granted in May 2018, 50% would vest on May 7, 2021 and the balance 50% would vest on May 7, 2022. The unvested options would lapse upon termination of employment due to retirement.

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

The following table sets forth certain information regarding the stock option grants made to employees under the Employee Stock Option Scheme as of March 31, 2020. The Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options summary of the Bank at March 31, 2020.

Particulars	ICICI Bank
Options granted (net of lapsed)(1)		534,118,571
Options vested		492,387,472
Options exercised		296,211,798
Options forfeited/lapsed		103,681,593
Amount realized by exercise of options	Rs.	29,349,217,109
Total number of options in force		238,286,573
Weighted average exercise price of options in force	Rs.	261.89

_______________

(1)	The above table excludes options pertaining to Group Company wholetime directors pending for regulatory approval

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an Employees Stock Option Scheme, which allows up to a maximum of 2.64% of shares of ICICI Prudential Life Insurance Company issued at March 31, 2016 to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Prudential Life Insurance Company had 12,361,107 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2020.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, which allows up to 7.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Lombard General Insurance Company had 4,624,040 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2020.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate.

The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2020, outstanding loans to the Bank’s employees totaled Rs. 8.5 billion compared to Rs. 8.4 billion at year-end fiscal 2019. This amount included loans to certain executive directors amounting to Rs. 166 million at year-end fiscal 2020 compared to Rs. 204 million at year-end fiscal 2019, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

Gratuity

The Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and, in the case of employees at overseas locations, in accordance with the rules in force in the respective countries. The Bank makes contributions to gratuity funds for employees which are administered by ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2020 based on its unaudited financial statements was Rs. 10,816 million compared to Rs. 9,894 million at year-end fiscal 2019.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 3,721 million at year-end fiscal 2020 compared to Rs. 3,618 million at year-end fiscal 2019.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2020, based on their unaudited financial statements, amount to Rs. 2,611 million and Rs. 30,819 million respectively, as compared to Rs. 2,858 million and Rs. 25,743 million, respectively, for fiscal 2019.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on unaudited financial statements at year-end fiscal 2020 was Rs. 15,793 million compared to Rs. 15,242 million at year-end fiscal 2019.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes 10% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 183 million for the year-end fiscal 2020 (year-end fiscal 2019: Rs. 95 million) to National Pension Scheme for employees who had opted for the scheme.

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

Overview of the Indian Financial Sector

Introduction

The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India’s financial sector, including the following:

•	commercial banks;

•	cooperative banks;

•	non-banking finance companies, including housing finance companies;

•	other specialized financial institutions, and state-level financial institutions;

•	insurance companies; and

•	mutual funds.

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

The Reserve Bank of India has issued guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy, among other matters for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. The Reserve Bank of India can issue directions to banking companies on the resolution of stressed assets when required. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on us, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. As of March 31, 2020, there were 141 scheduled commercial banks in the country, with a network of 148,904 branches serving approximately Rs. 137.5 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.0% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India, 11 nationalized banks and 45 regional rural banks. Excluding the regional rural banks, the remaining public sector banks had 88,410 branches, and accounted for 57.5% of the outstanding gross bank credit and 62.3% of the aggregate deposits of scheduled commercial banks at March 31, 2020. The State Bank of India is the largest bank in India in terms of total assets. In one of the largest consolidations in the Indian banking industry, the State Bank of India merged its five associate banks and the Bharatiya Mahila Bank effective from April 1, 2017. In September 2018, the Government of India announced the amalgamation of three public sector banks, Bank of Baroda, Vijaya Bank and Dena Bank. The merger was effective from April 1, 2019. Further, in August 2019, the Government of India announced the merger of 10 public sector banks into four banks. These mergers included the amalgamation of Oriental Bank of Commerce and United Bank of India into Punjab National Bank; Syndicate Bank with Canara Bank; Andhra Bank and Corporation Bank with Union Bank of India and amalgamation of Allahabad Bank into Indian Bank. The amalgamations were effective from April 1, 2020. Including the past mergers, the total count of public sector banks, other than regional rural banks, has come down from 27 banks (including SBI and its associates) to 12 banks as of April 2020.

Regional rural banks were established from 1976 to 1987 by the Indian central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. At March 31, 2020, there were 45 regional rural banks and they had 21,937 branches, and accounted for 3.4% of aggregate deposits and 2.9% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of new private sector banks, including us. At March 31, 2020, there were a total of 22 private sector banks including the latest licensed IDFC Limited (renamed as IDFC First Bank Limited in fiscal 2019) and Bandhan Financial Services Private Limited that began operations in fiscal 2016. In fiscal 2019, the ownership of a public sector bank, IDBI Bank, was acquired by Life Insurance Corporation of India, following which the bank was reclassified as a private sector bank by the Reserve Bank of India. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and to 11 payments banks in the private sector. Ten small finance banks and seven payments banks have begun operations and three payments banks licensees have surrendered their licenses. In fiscal 2020, a payment bank that had begun operations voluntarily decided to wind up its operations, and is in the process of being liquidated. See also “—Structural Reforms—Differentiated Licenses”. In December 2019, the Reserve Bank of India introduced continuous licensing or on-tap licensing of small finance banks in the private sector.

At March 31, 2020, private sector banks, including the small finance banks, accounted for approximately 29.4% of aggregate deposits and 35.4% of gross bank credit outstanding of the scheduled commercial banks. Their network of 38,250 branches accounted for 25.7% of the total branch network of scheduled commercial banks in the country. During fiscal 2020, a large private sector bank faced challenges that led to the Reserve Bank of India imposing a moratorium on it that restricted deposit withdrawals, followed by a reconstruction involving change in management and equity capital infusion by several Indian banks, including us. The private sector bank also wrote down additional tier-1 capital bonds.

Foreign Banks

There were 46 foreign banks operating in India at June 30, 2020. At March 31, 2020, foreign banks had 307 branches and accounted for 4.8% of aggregate deposits and 4.2% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company, investment banking, securities broking, insurance and asset management subsidiaries or joint ventures for both corporate and retail lending.

In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any new stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks. The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

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

In July 2012, the Reserve Bank of India mandated foreign banks with 20 branches or more in India to meet the overall priority sector lending target as prescribed for domestic banks. In April 2015, guidelines were issued by the Reserve Bank of India requiring foreign banks with less than 20 branches to also meet priority sector lending norms in a phased manner by fiscal 2020. Further, from fiscal 2019, foreign banks with 20 branches or above were also required to meet the priority sector lending sub-targets towards small and marginal farmers and micro enterprises.

Cooperative Banks

Cooperative banks cater to the financing needs of agriculture, small industry and self-employed individuals in urban, semi-urban and rural areas of India. As per the latest data available at March 31, 2019, credit cooperatives included 1,544 urban cooperative banks and over 96,000 rural cooperative banks. The rural cooperative banks are further divided into state cooperative banks, district central cooperative banks and primary agricultural cooperative societies. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all cooperative banks by the Reserve Bank of India. The Reserve Bank of India is responsible for supervision of urban cooperative banks, including requirements related to capital adequacy, income recognition, asset classification and provisioning, liquidity requirements and single/group exposure norms, among others. In addition, the Reserve Bank of India also helps in capacity building of employees and assists in implementing technology infrastructure in these banks. The National Bank for Agriculture and Rural Development supervises and inspects state cooperative banks and district central cooperative banks.

Urban cooperative banks and state cooperative banks are required to maintain a capital adequacy ratio of 9.0%. Cooperative banks have also been allowed to issue long-term deposits and perpetual debt instruments in order to be able to meet the prescribed capital adequacy requirements. Further, with a view to provide an additional window for liquidity management over and above the Reserve Bank of India’s liquidity adjustment facility, from August 2018 the marginal standing facility has been extended to scheduled urban cooperative banks and state cooperative banks which are core banking system enabled and have a capital adequacy ratio of at least 9.0%.

The Reserve Bank of India has announced measures to enable well-managed cooperative banks to expand their business. Financially sound urban cooperative banks having a minimum net worth of Rs. 1.0 billion and technology enabled systems have been allowed to issue credit cards. State cooperative banks have been permitted to set up offsite automated teller machines (ATMs) and mobile ATMs without the prior approval of the Reserve Bank of India. Cooperative banks fulfilling specific requirements like core banking solution, capital adequacy of above 10.0% and net worth of above Rs. 250 million have been allowed to offer internet banking facilities to their customers and to issue open system prepaid payment instruments. In fiscal 2019, the Reserve Bank of India proposed to allow large urban cooperative banks meeting specific criteria to voluntarily convert into small finance banks.

In fiscal 2020, following irregularities and suspected fraud by an urban cooperative bank with a deposit base of over Rs. 100.0 billion, the Reserve Bank of India imposed a moratorium on the bank for a period of six months which was later extended and restricted deposit withdrawals beyond specified thresholds. This followed a series of regulatory measures for primary (urban) cooperative banks primarily relating to exposure norms for single borrowers and groups of interconnected borrowers, promotion of financial inclusion and priority sector lending. The Reserve Bank of India also brought urban cooperative banks with an asset size of Rs. 5.00 billion and more under the Central Repository of Information on Large Credits reporting framework. Measures were announced to strengthen the cyber security framework in the urban cooperative banks and bring it in line with cyber security requirements for scheduled commercial banks. Further, the supervisory action framework which provides triggers and thresholds for resolution of stressed urban cooperative banks was further amended in January 2020. The amended triggers and thresholds include a net non-performing assets ratio exceeding 6.0% of net advances, losses incurred for two consecutive years or a firm having accumulated losses on its balance sheet and capital adequacy ratio falling below 9.0%.

Non-Banking Finance Companies

There were 9,601 non-banking finance companies in India at March 31, 2020, mostly in the private sector. Of these, 66 were deposit-taking non-banking finance companies, 278 were non-deposit taking systemically important non-banking finance companies and 99 were housing finance companies. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into 11 categories—investment and credit companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors, core investment companies, account aggregators, peer-to-peer lending platforms, non-operative financial holding companies, mortgage guarantee companies and housing finance companies.

Since fiscal 2019, the registrations of a large number of non-banking financial companies were cancelled following the regulatory guideline mandating a minimum net owned fund requirement of Rs. 20 million for non-banking financial companies.

At March 31, 2019, the asset base of deposit taking non-banking financial companies and non-deposit taking systemically important non-banking financial companies combined was Rs. 30.8 trillion, with a net credit outstanding of Rs. 22.8 trillion and borrowings of Rs. 16.6 trillion.

ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a housing finance company that accepts public deposits. The regulation of housing finance companies was transferred from the National Housing Bank to the Reserve Bank of India in fiscal 2020. In this regard, in June 2020, the Reserve Bank of India reviewed the extant regulatory framework applicable to housing finance companies and has proposed certain changes to align the regulations with those applicable to non-banking financial companies. Accordingly, the capital requirement for housing finance companies is likely to be increased progressively from the current level of 12.0% to 14.0% by March 31, 2021 and to 15.0% by March 31, 2022.

The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. The Reserve Bank of India has issued guidelines on the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we, in partnership with other domestic and international banks and financial institutions, launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We have a shareholding of 42.3% in this company.

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

In fiscal 2019, challenges emerged for non-banking financial companies and housing finance companies following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. These challenges continued for the non-banking financial companies and housing finance companies during fiscal 2020, with subdued growth and declines in available market funding, and a large housing finance company defaulted on its debt obligations during the year. As access to bond markets for these companies was constrained, bank lending to these companies increased, reflecting in the growth in bank credit to the sector. With a view to facilitate flow of credit and banking system support to the non-banking financial companies, the Reserve Bank of India announced several measures, including allowing rated exposures of banks to non-deposit taking systemically important non-banking financial companies to be risk-weighted as per the rating assigned by accredited rating agencies, similar to that for corporate borrowers, from the earlier requirement of a uniform risk weight of 100%; providing additional liquidity to public sector banks to the extent of their excess government securities holdings in order to enable purchase of high-rated pooled assets of financially sound non-banking financial companies; and frontloading the increase in the Facility to Avail Liquidity for Liquidity Coverage Ratio scheduled in August 2019 and December 2019 of an aggregate 1.0% of net demand and time liabilities to the extent of incremental outstanding credit to non-banking financial companies and housing finance companies over and above the outstanding as on June 5, 2019. The Government of India in its budget for fiscal 2019 announced a partial credit guarantee for a limited period for purchases of loan portfolios by public sector banks from non-banking financial companies.

Following further challenges arising due to the Covid-19 pandemic, the Reserve Bank of India announced targeted long term repo operations which made liquidity available to banks under these operations for specific purposes. The second phase of these operations was specifically for improving flow of funds to non-banking financial companies, wherein 50.0% of funds used by banks had to be deployed to microfinance institutions and non-banking financial companies. The distribution of funds had to be at least 10.0% in securities issued by microfinance companies, 15.0% to non-banking financial companies of asset sizes below Rs. 5.0 billion and 25.0% to non-banking financial companies with asset sizes between Rs. 5.0 billion and Rs. 50.0 billion. The government also announced a special liquidity facility of up to Rs. 300.0 billion for non-banking financial companies, including housing finance companies and microfinance companies.

In September 2019, Reserve Bank of India revised the Large Exposure Framework applicable to scheduled commercial banks, and revised the limit on a bank’s exposure to a single non-banking financial company (excluding gold loan companies) from 15.0% of a bank’s available eligible capital base to 20.0% of the Tier-1 capital of the bank. Further, extensions of credit to registered non-banking financial companies (excluding microfinance institutions) for subsequent lending to agriculture, micro and small enterprises and housing sector were made eligible for classification as priority sector lending.

The Reserve Bank of India has issued banking licenses to non-banking finance companies. The most recent was in April 2014, when in-principle banking licenses were given to two non-banking finance companies, IDFC Limited (renamed as IDFC First Bank Limited in fiscal 2019) and Bandhan Financial Services Private Limited. Both began operations during fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 applicants for small finance banks, most of which are microfinance non-banking finance companies. The 10 small finance banks have begun operations. In July 2016, IDFC Bank acquired a microfinance company, making it the first acquisition of a microfinance company by a bank. In fiscal 2018, IndusInd Bank acquired Bharat Financial Inclusion Limited, a microfinance company.

Other Financial Institutions

Specialized Financial Institutions

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

Insurance Companies

At March 31, 2020, there were 58 insurance companies in India, of which 24 were life insurance companies and 34 were general insurance or health insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one in the public sector. Among the general insurance companies, 28 were in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) were in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial and infrastructure sectors. In the Union Budget for fiscal 2019, the Government of India proposed the merger of three large public sector general insurance companies into a single entity which will subsequently be publicly listed. In the Union Budget for fiscal 2020, legislative amendments were announced to enable the merger.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority of India. The Insurance Act, 1938, as amended, currently allows foreign equity participation in new insurance companies of up to 49.0%. A new company should have minimum paid-up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance and of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

The Reserve Bank of India has issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of nonperforming loans and the performance of their existing subsidiary companies. According to the guidelines, the promoters of insurance companies had to divest in a phased manner their shareholding in excess of 26.0% after a period of 10 years from the date of commencement of business or within such period as may be prescribed by the Government of India. However, the Insurance Laws (Amendment) Act, 2015 removed the requirement that requires the promoters to dilute their stake to 26.0%. The Insurance Act, 1938, as amended in 2015, also increased the foreign equity participation limit in insurance companies from 26.0% to 49.0%.

Our subsidiary in the general insurance sector was set up as a joint venture with Fairfax Financial Holdings (through its affiliate). The joint venture was terminated on July 3, 2017 following the decision by us and our joint venture partner to sell a part of our shareholding in our general insurance subsidiary through an initial public offering. The Bank continues to hold more than 50.0% shareholding in the general insurance subsidiary post the initial public offer. See also “Business—Overview of Our Products and Services”. Our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, is the largest private sector company in the general insurance sector in India in terms of gross direct premium income.

During fiscal 2020, the new business weighted individual premium underwritten by the life insurance sector increased by 6.2% year-on-year from Rs. 691.8 billion during fiscal 2019 to Rs. 734.9 billion in fiscal 2020. The share of the private sector decreased from 58.0% in fiscal 2019 to 57.2% in fiscal 2020. The gross direct premium income in the general insurance sector (excluding specialized insurance institutions and Export Credit Guarantee Corporation of India Limited and Agriculture Insurance Company of India Limited) amounted to Rs. 1,786.9 billion during fiscal 2020 as against Rs. 1,613.0 billion during fiscal 2019, recording a year-on-year growth of 10.8%. The share of the private sector was 57.5% during fiscal 2019. We have a joint venture in the life insurance sector and our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, is one of the large private sector companies in the life insurance sector in India in terms of new business retail weighted received premium.

The financial inclusion initiatives of the Government of India include providing insurance cover to people belonging to low-income or below poverty segments and enrollment through the Government of India’s financial inclusion program. A life insurance cover and accident insurance cover of up to Rs. 200,000 each are provided to the beneficiaries at very low premiums. The Government of India has also launched separate schemes for providing pension and insurance products to the larger population. In the Union Budget for fiscal 2019, the Government of India announced a flagship National Health Protection Scheme which covers over 100 million families from underprivileged segments. The scheme provided health cover of up to Rs. 500,000 per family per year for secondary and tertiary care hospitalization.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Business—Overview of Our Products and Services”.

Mutual Funds

There were 45 mutual funds in India with assets under management at March 31, 2020 of Rs. 22,262.03 billion. Average assets under management of all mutual funds increased by 10.4% to Rs. 27,036.76 billion during the three months ended March 31, 2020 from Rs. 24,484.38 billion during the three months ended March 31, 2019. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the third largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2020, with an overall market share of about 13.0%.

The Securities and Exchange Board of India permits the use of stock exchange terminals to facilitate transactions in mutual fund schemes. Further, mutual fund distributors are allowed to become members on the mutual fund segment of stock exchanges to enable them to leverage the stock exchange network to improve the reach and distribution of mutual fund products. All scheme related expenses, including commissions, have to be paid from the scheme only and not from the books of the asset management company. Further, front-loading of commission is only permitted in case of systematic investment plans. Based on the size of assets under management of the scheme, expenses are reduced. In the Union Budget for fiscal 2019, the Government of India introduced a tax of 10.0% on the distributed income by equity oriented mutual funds. In the Union Budget for fiscal 2020, the Government of India proposed tax benefits for exchange traded funds investing in Central Public Sector Enterprises.

The challenges faced by the non-banking financial companies in fiscal 2019 brought into focus the mutual fund industry’s significant exposure to the sector and issues of credit concentration in the portfolio of mutual funds. Further, a few close-ended debt mutual fund schemes had to delay or reduce scheduled redemptions during fiscal 2019. In June 2019, the Securities and Exchange Board of India issued regulations for mutual funds including tighter investment rules for debt mutual funds and enhanced disclosures relating to promoters’ share pledges. Following the outbreak of the Covid-19 pandemic and the sudden disruption in economic activity, certain debt mutual funds experienced challenges in liquidity and meeting redemptions following volatility in Indian financial markets caused by the pandemic. This led to the Indian arm of a large U.S. based asset management company deciding to close down six of its debt schemes in India. Following this, in May 2020, the Reserve Bank of India announced a special liquidity window for mutual funds through its targeted long term repo operations. See also “Supervision and Regulation—Regulations Governing Mutual Funds”. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

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

The New Pension System is available to all citizens of India on a voluntary basis. With a view to encourage people to invest towards old age security, the Government of India launched a pension scheme in fiscal 2016, called the Atal Pension Yojana. The scheme focuses on individuals in the unorganized sector to join the National Pension System. In the interim budget for fiscal 2020, the government of India announced a mega pension scheme for the unorganised sector workers whose monthly income does not exceed Rs. 15,000. The scheme known as the Pradhan Mantri Shram Yogi Maan-dhan is in force since February 2019 and would involve equal contribution of the government and the subscriber to the pension corpus.

In October 2013, the Pension Fund Development and Regulatory Authority Act, 2011 was enacted giving powers to the Pension Fund Development and Regulatory Authority to regulate pension schemes and funds, and frame investment guidelines for pension funds. Foreign direct investments in the pension sector are allowed up to 49%. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses, including us. The minimum net worth requirement for asset management companies is Rs. 500 million. See also “Business—Overview”.

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

The SARFAESI Act permits a lender to take over the business of a borrower under the SARFAESI Act under certain circumstances. The Enforcement of Security Interest and Recovery of Debts Law Amendment Act, 2016, requires the process of possession of collateral by banks, in the event of a default, to be completed by the district magistrate within 30 days. It also empowers the district magistrate to assist banks in taking over the management of the company, where the bank has converted the debt into equity and holds 51.0% or more in the company. A central registry has been created to maintain records of transactions related to secured assets, known as the Central Registry of Securitisation Asset Reconstruction and Security Interest. See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”. However, considering the procedures involved in legal litigations and with borrowers having the option to appeal the decision of the debt recovery tribunal, the process of recovery of loans is delayed.

Resolution of Stressed Assets

The Reserve Bank of India has periodically announced mechanisms for the resolution of stressed accounts, particularly with a view to address the stress faced by the Indian corporate sector and the increasing non-performing and restructured corporate loans in the Indian banking sector. This included the Corporate Debt Restructuring (CDR) system and the Joint Lenders’ Forum under which schemes like Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets were announced. Subsequently the Indian Parliament passed the Insolvency and Bankruptcy Code in May 2016 providing a legal and time bound resolution framework for corporations under stress. Further, the Banking Regulation Act, 1949 was amended empowering the Reserve Bank of India to participate in the resolution of stressed assets and authorizing it to intervene where required. Following this amendment, the Reserve Bank of India instructed banks to initiate insolvency proceedings with respect to certain stressed corporate accounts under the Insolvency and Bankruptcy Code. During fiscal 2018, banks referred several large stressed accounts for resolution under the Insolvency and Bankruptcy Code and a few large accounts were resolved during fiscal 2019 and fiscal 2020. In view of a strong institutional mechanism for resolution being established with the operation of the Insolvency and Bankruptcy Code, the Reserve Bank of India withdrew the earlier announced mechanisms for resolution of stressed accounts, including the Corporate Debt Restructuring system and the Joint Lenders’ Forum, through a notification issued in February 2018, under the Revised Framework for Resolution of Stressed Assets. The guideline was subsequently amended and in June 2019, the Reserve Bank of India issued a revised prudential framework for resolution of stressed assets by banks. The revised guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes higher provisioning in case the resolution plan is not implemented within stipulated timelines. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. See also “Supervision and Regulation-Loan Loss Provisions and Non-Performing Assets”.

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, was passed in May 2016 and provides a time bound revival and rehabilitation mechanism. The insolvency resolution process can be initiated at the occurrence of a single instance of default of over Rs. 100,000 by the creditors. It classifies the creditors into financial creditors and operational creditors, which include creditors that provide financial loans and loans arising from the operational nature of the debtor, respectively. Other key features include the provision of a 180-day timeline which may be extended by 90 days when dealing with insolvency resolution applications. Subsequently, the insolvency resolution plan prepared by the insolvency professionals has to be approved by 75.0% of financial creditors, which requires approval by the adjudicating authority and, if rejected, the adjudicating authority will pass an order for liquidation. The National Company Law Tribunal has been set up as the adjudicating authority, the National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency. In November 2017, an ordinance amending the Insolvency and Bankruptcy Code was promulgated, to prevent willful defaulters and entities from bidding for the assets of a company under a resolution plan. The newly included Section 29A of the ordinance makes certain persons, including willful defaulters and those who have their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. However, a further amendment to the Insolvency and Bankruptcy Code was promulgated through an ordinance in June 2018, permitting promoters of micro, small and medium-sized enterprises to bid for their assets undergoing the resolution process. It also provides home buyers the status of financial creditors and gives them the power to refer real estate developers for resolution under the Insolvency and Bankruptcy Code. In July 2019, the government of India amended the Insolvency and Bankruptcy Code. The revised code provides an order of priority for the distribution of assets in case of a liquidation, and gives priority to financial creditors ahead of operational creditors. The code also provides a time-bound process for resolving insolvency. Following the outbreak of Covid-19 pandemic as a measure of relief to stressed accounts under resolution, the Reserve Bank of India permitted the period from March 1, 2020 to May 31, 2020 to be excluded from the calculation of the 180-day review period for resolution, for stressed assets where a resolution plan is underway and that are within the review period as on March 1, 2020.

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

Prudential Framework for Resolution of Stressed Assets by Banks

In February 2018, the Reserve Bank of India had announced a revised framework for resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes like the Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets, and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. However, in April 2019, the Supreme Court declared the Reserve Bank of India circular on revised framework for resolution of stressed assets as unconstitutional. Following this judgement, the Reserve Bank of India issued a revised framework for resolution of stressed assets. As per the Prudential Framework for Resolution of Stressed Assets by Banks, released by the Reserve Bank of India in June 2019, the process of implementing a resolution plan can be initiated by lenders as soon as a borrower is reported to be in default by any of the lenders. Banks have to undertake a review of the borrower within 30 days of a default in the borrower account. Banks have to enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. Resolution plans involving restructuring or change in ownership for accounts where the aggregate banking system exposure is above Rs. 1.0 billion shall require independent credit evaluation of the residual debt by credit rating agencies authorized by the Reserve Bank of India. The guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes an additional provision of 20.0% if the resolution plan is not implemented within 180 days from the end of the 30 days review period, and a further 15.0% provision if the resolution plan is not implemented within 365 days from the commencement of the review period. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. In July 2019, the Government of India proposed to amend the Insolvency and Bankruptcy Code. The proposed amendments include enforcing a 330 day time limit for completion of the resolution process, including litigation and other judicial processes; empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds and make a provision for financial creditors who have not voted in favor of the resolution plan and operational creditors to receive a share of the resolution proceeds as per the hierarchy specified by the Code.

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

For resolution of exposures between Rs. 500-5,000 million where multiple banks would have lent, banks would enter into an inter-creditor agreement to authorize the lead bank to implement a resolution within 180 days. The lead bank would prepare the resolution plan, empanel experts for turnaround in the asset and would be responsible for executing the plan. The resolution plan would have to be approved by lenders holding at least 66.0% of the debt. In case the resolution plan is not implemented within the required timelines, the assets would be referred for resolution under the Insolvency and Bankruptcy Code.

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

Structural Reforms

Amendments to the Banking Regulation Act

In 2012, the Indian Parliament amended the laws governing the banking sector. The amendment to the Banking Regulation Act was enacted in 2013. The main amendments were as follows:

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

Differentiated licenses

In 2014, the Reserve Bank of India issued guidelines on licensing of small banks and payments banks as differentiated banks, with the purpose of promoting financial inclusion. These banks must have a minimum capital base of Rs. 1.0 billion, and are limited in their product offering and geographical area of operation. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one- year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to Rs. 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. The Reserve Bank of India has also introduced on-tap licensing of small finance banks in the private sector since December 2019.

The Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks in September 2015, of which, 10 small finance banks and seven payments banks have begun operations. In fiscal 2020, a payment bank that had begun operations voluntarily decided to wind up its operations, and is in the process of being liquidated. ICICI Bank is a shareholder in FINO PayTech Limited, which has received a payments bank license and began operations on June 30, 2017.

“On-tap” Licensing of Universal Banks

In 2016, the Reserve Bank of India released guidelines for continuous licensing (known as on-tap licensing) of universal banks in the private sector. According to the guidelines, the minimum net worth for these banks must be Rs. 5.0 billion and the promoters are required to hold a minimum of 40.0% of the paid-up capital, which will be locked-in for five years and brought down to 15.0% over a period of 12 years. Eligible promoters include non-banking finance companies, individuals with 10 years of experience in banking and finance, and entities/groups in the private sector that have total assets of at least Rs. 50.0 billion with non-financial business accounting for less than 40% of total assets. Foreign shareholding of up to 74.0% is allowed. Promoting entities that have other group entities shall set up the bank only through the non-operative financial holding company structure. Specialized banking activities can be conducted through a separate entity held under the holding company.

Governance of Banks

The Reserve Bank of India has from time-to-time reviewed and announced regulations on governance of commercial banks. In 2014, the Committee to Review the Governance of Boards of Banks in India submitted its report with regard to governance in public sector banks. The committee recommended a new governance structure for public sector banks and a reduction in the Government of India’s stake in banks to less than 50.0%. It proposed bringing public sector banks under the purview of the Companies Act and repealing other statutes that govern public sector banks. It also envisaged creation of a Bank Investment Company which would be the de facto holding company of equity stake in banks on behalf of the Government of India with the powers to govern the public sector banks. A phased transition towards empowering the boards of public sector banks was also proposed which eventually should lead to the Government of India only acting as an investor rather than exercising ownership functions. With regard to governance in private sector banks, the committee recommended allowing certain types of investors to take larger stakes and permit creation of Authorized Bank Investors comprising of funds that would be permitted to hold a 20.0% equity stake without regulatory approval or 15.0% if the Bank has a seat on the bank’s board. Further, other financial investors should be permitted to hold an equity stake of up to 10.0% from the current limit of 5.0% stake.

Some recommendations of the committee have already been implemented. The roles of non-executive chairman and managing director have been separated in most public sector banks. Further, the Bank Board Bureau has been constituted which is responsible for deciding appointments of senior officials in public sector banks. This replaces the earlier structure where the appointments were decided by a committee led by the Governor of the Reserve Bank of India. The Bank Board Bureau also guides public sector banks on strategies for raising capital, dealing with issues of stressed assets, and mergers and consolidation.

In June 2020, the Reserve Bank of India released a discussion paper on governance of banks. In view of the growing complexity of the financial sector and with an aim to strengthen the governance standards in Indian banks, the Reserve Bank of India has proposed to align the current regulatory framework with global best practices, including those issued by the Basel Committee of Banking Supervision, Financial Stability Board and the Banks Board Bureau. The broad areas covered in the discussion paper include the responsibilities of the board of directors, qualification and selection of board members, structure and practices of the board and its committees, role and expectations from the senior management, risk management, internal audit and other relevant areas. The regulations would be applicable to all scheduled commercial banks, including public sector banks, private sector banks and foreign banks operating in India as wholly owned subsidiaries or under the branch model.

Further, the Reserve Bank of India is reviewing the current guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to recommend and harmonize the standards applicable to private sector financial companies. The areas being considered include ownership and control in Indian private sector banks, eligibility to apply for a banking license, holding of financial subsidiaries through a non-operative financial holding company, promoter shareholding including timelines for dilution of shareholding and any other issue that may be considered relevant. The working group is expected to submit its report by September 30, 2020. When implemented, this may result in significant changes for private sector banks in India, including us.

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

Credit Policy During Fiscal 2020

The Reserve Bank of India reduced the repo rate by 110 basis points between April-October 2019 from 6.25% at March 31, 2019 to 5.15% in October 2019. This included a 25 basis points reduction each in April 2019 and June 2019, a 35 basis points reduction in August 2019 and a further 25 basis points reduction in October 2019. The policy stance was changed from neutral to accommodative in June 2019. The policy rate was maintained until March 2020, following the rise in inflation level. On March 27, 2020, the Reserve Bank of India announced a sharp reduction of 75 basis points in the repo rate to 4.40% as a measure to combat the impact of the Covid-19 pandemic. The Liquidity Adjustment Facility corridor was also widened asymmetrically to 65 basis points from the previous level of 50 basis points. Accordingly, the reverse repo rate was reduced by 90 basis points from 4.90% to 4.00% from March 27, 2020. The reverse repo rate was thus 40 basis points lower than the repo rate, while the marginal standing facility rate continued to be higher by 25 basis points than the repo rate. The reverse repo rate was further reduced by 25 basis points to 3.75% in April 2020.

Credit Policy During Fiscal 2021

In light of continuing Covid-19 related challenges, the Reserve Bank of India reduced the repo rate by 40 basis points in May 2020 from 4.4% to 4.0%. Accordingly, the reverse repo rate was adjusted to 3.35% and the marginal standing facility rate was revised to 4.25% in May 2020. An accommodative policy stance was maintained during the year.

Supervision and Regulation

The following description is a summary of certain sector specific laws and regulations in India that are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below may not be exhaustive, and are only intended to provide general information.

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

ICICI Bank is regulated and supervised by the Reserve Bank of India, because it is licensed as a banking company. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out its risk assessment of banks, under its risk based supervision exercise, on an annual basis. The Reserve Bank of India has also set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In July 2017, the Reserve Bank of India advised that audit firms, after completing its four-year tenure in a particular private/foreign bank, will not be eligible for appointment as statutory central auditors of the same bank for a period of six years. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest. From June 2018, the Reserve Bank of India has put in place a graded enforcement action framework to enable appropriate action in respect of statutory auditors where any lapses in conducting a bank’s statutory audit have been observed. Lapses that would be considered for invoking the enforcement framework include misstatement of a bank’s financial statement, wrong certifications, wrong information given in the Long Form Audit Report, and variances in audited financial statements found during the Reserve Bank of India’s inspection and non-adherence to instructions and guidelines issued by the Reserve Bank of India.

Regulations Relating to the Opening of Branches

Opening of branches and relocation of existing branches are governed by the provisions of Section 23 of the Banking Regulation Act.

The definition of a branch includes all service delivery points of a bank, including business correspondent outlets. A banking outlet is a fixed point service delivery unit, manned by either a bank’s staff or its business correspondent, and where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week. The bank should have a regular off-site and on-site monitoring of the banking outlet to ensure proper supervision, uninterrupted service delivery and timely addressing of customer grievances.

The branch authorization policy is based on the classification of centers into six tiers based on the population size according to the 2011 census. Banks are permitted to open banking outlets in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. Banks are mandated to allocate 25.0% of the total number of new banking outlets opened during a year to unbanked rural centers. An unbanked rural center is defined as an area classified as Tier 5 and Tier 6 centers that does not have core banking system enabled banking outlets. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements. Banks are allowed to set up onsite/offsite Automated Teller Machines (ATMs) at centers/places identified by them.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework was being phased in over several years to be fully implemented by March 31, 2019, but was deferred to be fully implemented by March 31, 2020. Following the outbreak of the Covid-19 pandemic, the full implementation has been further deferred to September 30, 2020. The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

The total capital of a bank is classified into Tier 1 capital comprising of common equity Tier 1 and Additional Tier 1, and Tier 2 capital. Under the Reserve Bank of India’s Basel III guidelines, common equity Tier 1 capital is comprised of paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, discounted value of revaluation reserves and foreign currency translation reserves. Additional Tier 1 capital includes perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in additional Tier 1 capital. Tier 2 capital includes, among other items, general provisions and loss reserves, debt capital instruments classified into Tier 2 any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 2 capital. From fiscal 2019, banks were required to create an Investment Fluctuation Reserve of an amount equal to 2.0% of the total investments in the held-for-trading and available-for-sale categories so as to build buffers against a sharp increase in government bond yields. The Investment Fluctuation Reserve is eligible for inclusion in Tier 2 capital.

The Reserve Bank of India’s Basel III guidelines prescribe a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The capital conservation buffer has been introduced in a phased manner from March 31, 2016. In January 2019, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of the capital conservation buffer from March 31, 2019 to March 31, 2020. The implementation of the last tranche of 0.625% of the capital conservation buffer was further deferred to September 30, 2020 as a measure to mitigate the impact of Covid-19. Accordingly, the minimum capital conservation buffer as applicable from March 31, 2018 will continue to apply until the capital conservation buffer is fully phased in to 2.5% of risk weighted assets on September 30, 2020.

Banks identified as systemically important by the Reserve Bank of India based on their size, complexity, cross-jurisdictional activities and inter-connectedness in the financial sector are required to maintain additional common equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. This requirement is in addition to the capital conservation buffer. The names of banks classified as domestic systemically important banks are disclosed in the month of August every year. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015, and have continued to be categorized as a systemically important bank in India in subsequent years. The additional common equity Tier 1 requirement for us is 0.20% of risk-weighted assets.

Banks are permitted to issue perpetual debt instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital. The Basel III guidelines stipulate that additional Tier 1 and Tier 2 capital instruments must have loss absorbency characteristics, which require them to be written down or be converted into common equity at a pre-specified trigger event. The guidelines prescribe two trigger points for instruments issued before September 30, 2020: a common equity Tier 1 ratio of 5.5% of risk-weighted assets before September 30, 2020; and a common equity Tier 1 ratio of 6.125% of risk-weighted assets on and after March 31, 2019. Instruments issued on or after September 30, 2020 must have a pre-specified trigger at common equity Tier 1 ratio of 6.125% of risk-weighted assets. Capital instruments that no longer qualify as additional Tier 1 or Tier 2 capital were phased out from April 1, 2013, with their recognition capped at 90.0% of the outstanding at December 31, 2012 from April 1, 2013 and reduced by 10 percentage points in each subsequent year. The Reserve Bank of India has permitted temporary write-down features for non-equity capital instruments. The guidelines also permit call options on perpetual debt instruments and non-cumulative preference shares after five years. Banks can issue Tier 2 capital instruments with a minimum maturity of five years. Banks are allowed to issue additional Tier 1 and Tier 2 capital instruments to retail investors subject to approval of their boards and adherence to investor protection requirements.

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

Effective October 1, 2019, the Reserve Bank of India mandated maintaining a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks.

The Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks in February 2015. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. The Reserve Bank of India has stated that at present the economic conditions do not warrant activation of the counter-cyclical capital buffer. See also “Operating and Financial Review and Prospects—Capital Resources—Regulatory Capital” and “Risk Factors—Risks Relating to Our Business—We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses”.

With respect to computation of risk-weighted assets for capital adequacy purposes, we follow the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Loans secured by residential property have differential risk weights ranging from 35.0% to 75.0% based on the size of the loan and the loan-to-value ratio. Residential housing loans of up to Rs. 3.0 million with a loan-to-value ratio of less than 80% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value of less than 75.0% are risk weighted at 35.0%. Loans of up to Rs. 3.0 million with a loan-to-value ratio greater than 80.0% but less than 90.0% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value between 75.0% and 80.0% are risk weighted at 50.0%. Loans greater than Rs. 7.5 million with a loan-to-value of less than 75.0% are risk weighted at 50.0%. Restructured housing loans have an additional risk weight of 25.0%. Other exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%, excluding personal loans, which have a risk weight of 100.0% and credit card receivables, which have a risk weight of 125.0%.

Credit exposures to rated corporations other than specified categories are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150%. Credit exposures to commercial real estate and unrated corporate exposures are risk weighted at 100.0%. Unrated corporate exposures where the exposure of the banking system exceeds Rs. 2.0 billion are risk-weighted at 150.0%. Exposures to capital markets are risk weighted at 125.0% and exposures to venture capital funds are risk weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of loans are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale and held-for-trading categories, open gold positions, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Capital requirements for operational risk are computed based on 15.0% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are riskier or there is no clarity on the nature of the central counterparty.

Under Pillar 2 of the Basel framework, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process. As per Reserve Bank of India guidelines on stress testing, banks have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. The guidelines relate to the overall objectives, governance, design and implementation of stress-testing program. Banks are required to carry out risk factor-based stress testing, scenario-based stress testing and stress testing by employing shocks on a bank’s portfolio at a standalone and group level. In addition, banks are also required to create a reverse stress testing framework. Banks are classified into three categories based on size of risk-weighted assets. Complex and severe stress testing would be carried out by banks with risk-weighted assets of more than Rs. 2,000.0 billion.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India’s Master Circular on “Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” provides consolidated instructions and guidelines relating to income recognition, asset classification and provisioning standards. The principal features of the Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements, are set forth below.

Asset Classification

A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days. In particular, an advance is a non-performing asset where:

•	interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops;

•	the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction;

•	in respect of derivative transactions, the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment; or

•	in respect of credit card transactions, if the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the payment due date mentioned in the statement.

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

The Reserve Bank of India, under its risk-based supervision exercise, carries out the risk assessment of banks on an annual basis. As a part of this assessment, the Reserve Bank of India separately reviews asset classification and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated subsequent to the completion of the annual audit and the publication of audited financial statements for the given financial year. The divergences, if any, in classification or provisioning arising out of the supervisory process are given effect to in the financial statements in subsequent periods after conclusion of the exercise. The divergences are required to be disclosed by banks in their financial statements if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 10.0% of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 15.0% of the published incremental gross non-performing assets for the reference period, or both. For fiscal 2017, fiscal 2018 and fiscal 2019, the assessment of divergence in asset classification and provisioning conducted by the Reserve Bank of India for ICICI Bank in fiscal 2018, fiscal 2019 and fiscal 2020, respectively did not require any additional disclosures. See also, “Risk Factors- Risks that arise as a result of our presence in a highly regulated sector- If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.”

Restructured loans

Accounts that are restructured are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations. With regard to restructuring of project loans, any extension in repayment of the loan beyond the prescribed period (two years for infrastructure projects and one year for non-infrastructure projects including commercial real estate projects) of the date of commencement of commercial operations from the originally planned date is treated as a restructuring of the account. In cases where projects under implementation have been stalled primarily due to inadequacies of the existing promoters and there is a change in the ownership and management of the borrowing entity, a further period of extension of the date of commencement of commercial operations is permitted by two years.

A one-time restructuring of loans to micro, small and medium enterprises classified as “standard” without a downgrade in the asset classification is permitted until December 31, 2020. To be eligible for the scheme, the aggregate exposure, including non-fund based facilities of banks and non-banking financial companies, to a borrower should not exceed Rs.250.0 million as on January 1, 2020. A provision of 5.0%, in addition to the provisions already held, shall be made in respect of accounts restructured under this scheme.

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

Since fiscal 2016, the Reserve Bank of India has issued several guidelines on restructuring for enabling resolution of stressed accounts, including the Strategic Debt Restructuring, Change in Ownership of Borrower Accounts Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. These schemes were withdrawn in February 2018. See also, “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Resolution of Stressed Assets”. The past measures for restructuring were as follows:

1.	In June 2015, guidelines on strategic debt restructuring were issued allowing banks to initiate change of ownership in accounts which failed to achieve the projected viability milestones. The guidelines provided for conversion of debt into equity and acquisition of majority ownership of the borrower by banks. On conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (standstill benefit) during which the loan could continue to be classified as standard. Interest on the loan during this period was not accrued, and was recognized only if received in cash. On transfer of ownership to a new sponsor, the asset could be upgraded to the standard category. In the event a new sponsor was not identified within the 18-month period, the bank had to revert to the earlier asset classification norm as was applicable prior to the standstill in asset classification. To avoid a sudden increase in provisioning in the event that the strategic debt restructuring were to fail, banks had to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal installments over four quarters.

2.	In June 2016 the Reserve Bank of India issued guidelines introducing the Scheme of Sustainable Structuring of Stressed Asset. Projects that had commenced commercial operations and had aggregate borrowings (including interest) of over Rs. 5.0 billion were eligible to be structured under the scheme. As per the guidelines, the sustainable debt level could not be less than 50.0% of current funded liabilities. The Joint Lenders’ Forum had to assess the sustainable debt that could be serviced over the tenor of the loan at current levels of cash flows. The portion assessed as unsustainable had to be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures. The guidelines also required higher provision to be made for the unsustainable portion of the debt. The scheme allowed the current promoter to continue with majority shareholding, or bring in a new promoter, or lenders could acquire majority shareholding through conversion of debt into equity.

In May 2017, the Government of India promulgated the Banking Regulation (Amendment) Ordinance, 2017 which was enacted by Parliament in August 2017. The amendment authorizes the Reserve Bank of India to direct banks to resolve specific stressed assets and initiate an insolvency resolution process where required. The Reserve Bank of India was also empowered to issue other directions for resolution, and could appoint authorities or committees to advise banking companies on the resolution of stressed assets.

Further, in June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified an additional list of stressed accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. The Reserve Bank of India directed banks to make a provision for the identified cases to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans or as per the existing guidelines of Reserve Bank of India, whichever was higher, by March 31, 2018. The provision requirement was later revised from 50.0% of the secured portion of the debt to 40.0% by March 2018 and 50.0% by June 30, 2018. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks”. Subsequently, amendments have been made to the Insolvency and Bankruptcy Code to streamline the process of resolution. In November 2017, an ordinance amending the Code was promulgated, to prevent willful defaulters and promoters of entities classified as non-performing from bidding for the assets of a company under a resolution plan. A new section 29A has been included that makes certain persons, including willful defaulters and those who have their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. The amendments were approved later by Parliament and enacted in January 2018. In another amendment promulgated in June 2018, home buyers have been given the status of financial creditors and allowed to refer real estate developers to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. Further, micro, small and medium-sized enterprises have been given special dispensation, allowing promoters of such enterprises to bid for their enterprise undergoing a resolution, provided the promoter is not a willful defaulter. The Government of India has also been empowered to announce further dispensations with regard to the micro, small and medium-sized enterprises if required. In July 2019, the government of India amended the Insolvency and Bankruptcy Code once more. The revised Code provides an order of priority for the distribution of assets in case of a liquidation, and gives priority to financial creditors ahead of operational creditors. The Code also provides a time-bound process for resolving insolvency.

In February 2018, the Reserve Bank of India announced a Revised Framework for Resolution of Stressed Assets. The framework requires a time-bound resolution of non-performing and stressed borrowers and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. The revised framework withdrew the earlier resolution schemes including the Corporate Debt Restructuring Scheme, Flexible Structuring of Existing Long-Term Project Loans, Strategic Debt Restructuring, Change in Ownership Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. The Joint Lenders’ Forum was discontinued and the standstill benefits in asset classification of borrowers where any of the Reserve Bank of India announced resolution schemes had been initiated but not implemented was also withdrawn. However, loans granted to projects under implementation continue to enjoy forbearance in terms of restructuring due to a delay in implementation of the project (up to specified periods) and classification of assets subject to fulfilling certain conditions stipulated by the Reserve Bank of India.

In April 2019, the Supreme Court declared the Reserve Bank of India circular on Revised Framework for Resolution of Stressed Assets of February 2018 as unconstitutional. Following this judgement, in June 2019, the Reserve Bank of India issued a revised Prudential Framework for Resolution of Stressed Assets by Banks. As per the framework, the process of implementing a resolution plan can be initiated by lenders as soon as a borrower is reported to be in default by any of the lenders. Banks have to undertake a review of the borrower within 30 days of a default in the borrower account. Banks have to enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. Resolution plans involving restructuring or change in ownership for accounts where the aggregate banking system exposure is above Rs. 1.0 billion shall require independent credit evaluation of the residual debt by credit rating agencies authorized by the Reserve Bank of India. The guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes an additional provision of 20.0% if the resolution plan is not implemented within 180 days from the end of the 30-day review period, and a further 15.0% provision if the resolution plan is not implemented within 365 days from the commencement of the review period. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. In July 2019, the government of India has proposed to amend the Insolvency and Bankruptcy Code. The proposed amendments include enforcing a 330 day time limit for completion of the resolution process, including litigation and other judicial processes; empower the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds and make a provision for financial creditors who have not voted in favor of the resolution plan and operational creditors to receive a share of the resolution proceeds as per the hierarchy specified by the Code.

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

Covid-19 related regulations

The Reserve Bank of India announced measures with a view to alleviate the impact of Covid-19 on businesses and financial institutions. The regulatory measures were announced in three parts on March 27, 2020, April 17, 2020 and on May 22, 2020.

•	Banks and other lending institutions were allowed to provide a moratorium on payments for all term loans (including agriculture term loans, retail and crop loans). Initially the moratorium was permitted for three months on payment of installments due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Interest would continue to accrue on the outstanding portion of the term loan during the moratorium period. Installments include principal and/or interest component, bullet repayments, equated monthly installments and credit card dues.

•	Banks and other lending institutions were allowed to defer the recovery of interest on working capital facilities during the period March 1, 2020 to August 31, 2020.

•	Banks were permitted to convert the accumulated interest for the deferment period, from March 1, 2020 to August 31, 2020, on working capital facilities into a funded interest term loan which would be repayable by March 31, 2021.

•	In respect of working capital facilities sanctioned in the form of cash credit and overdrafts to borrowers facing stress on account of the economic fallout caused by the pandemic, banks may, as a one-time measure,

(i) recalculate the 'drawing power' by reducing the margins until August 31, 2020. However, in all such cases where such a temporary enhancement in drawing power is considered, the margins shall be restored to the original levels by March 31, 2021; and / or,

(ii) review the working capital sanctioned limits up to March 31, 2021, based on a reassessment of the working capital cycle.

•	A standstill in asset classification for accounts where a moratorium on payments for term loans has been availed from March 1, 2020 to August 31, 2020. For all accounts classified as standard as of February 29, 2020, even if overdue, the moratorium period, wherever granted, must be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, wherever deferment was granted, in respect of all facilities classified as standard, including special mention accounts, as of February 29, 2020, must be excluded for the determination of out of order status. Banks were required to make general provisions of not less than 10.0% of the total outstanding of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over the two quarters ending March 31, 2020 and June 30, 2020, at a minimum 5.0% per quarter.

This provision may be adjusted against the actual provisioning requirements for slippages from the accounts included in such provisions. The residual provisions at the end of the financial year can be written back or adjusted against the provisions required for all other accounts. The provisions cannot be reckoned for arriving at net non-performing assets until they are adjusted against the actual provisioning requirements as mentioned above. Further, until such adjustments are made, this provision shall not be netted from gross advances but shown separately in the balance sheet as appropriate.

•	Banks are required to disclose details pertaining to special mention accounts and overdue accounts where moratorium or deferment has been granted, amounts where asset classification benefits were extended and provisions in the financial statements for fiscal 2020, the six months ending September 30, 2020 and fiscal 2021.

•	For stressed assets, where a resolution plan is underway and that are within the review period as of March 1, 2020, the period from March 1, 2020 to August 31, 2020 may be excluded from the calculation of the 180-day review period for resolution. In respect of all such accounts, the residual review period shall resume from September 1, 2020, and upon expiry of which the lenders shall have the usual 180 days for resolution. Accordingly, the requirement of making additional provisions specified in the Prudential Framework shall be triggered as and when the extended resolution period expires.

See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Provisioning and write-offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except:

•	direct advances to agricultural and the small and micro enterprise sectors, which attract a provisioning requirement of 0.25%;

•	advances to commercial real estate non-residential sectors which attract a provisioning requirement of 1.0%;

•	advances to commercial real estate residential sector which attract a provisioning requirement of 0.75%; and

•	housing loans, where such loans are made at comparatively lower interest rates for the first year of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

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

Restructured loans: The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted. The discount rate for computing the present value of future cash flows of a restructured account requires a rate equal to the actual interest rate charged to the borrower before restructuring to be used to discount the future cash flows for the purpose of determining the diminution in fair value of the loan on restructuring. A weighted average interest rate may be used as the discounting rate for accounts having multiple credit facilities with varying interest rates.

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

As part of measures announced in response to Covid-19, the Reserve Bank of India has allowed a standstill in asset classification for accounts where a moratorium on payments for term loans has been availed from March 1, 2020 to August 31, 2020. For all accounts classified as standard as of February 29, 2020, even if overdue, the moratorium period, wherever granted, must be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, wherever deferment has been granted, in respect of all facilities classified as standard, including special mention accounts, as on February 29, 2020, such accounts must be excluded from the determination of out of order status. Banks were required to make general provisions of not less than 10.0% of the total outstanding of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over two quarters, at March 31, 2020 and June 30, 2020, at minimum 5.0% per quarter. This provision may be adjusted against the actual provisioning requirements for slippages from the accounts included in such provisions. The residual provisions at the end of the financial year can be written back or adjusted against the provisions required for all other accounts. The provisions cannot be reckoned for arriving at net non-performing assets until they are adjusted against the actual provisioning requirements as mentioned above. Further, until such adjustments are made, this provision shall not be netted from gross advances but shown separately in the balance sheet as appropriate.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act, provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies, and also to non-banking finance companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “without recourse” basis, only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should seek to ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

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

Framework for Early Identification of Stress and Information Sharing

In 2014, the Reserve Bank of India issued a “Framework for Revitalizing Distressed Assets in the Economy.” The framework outlined an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which were considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into “special mention accounts” based on specified criteria. Banks are required to have three sub-categories of special mention accounts depending on the classification of accounts between the standard category and the sub-standard category. SMA-0 category includes accounts where the principal or interest payment is not overdue for more than 30 days but are showing incipient signs of stress; SMA-1 includes accounts where the principal or interest payment is overdue between 31-60 days; and SMA-2 which includes accounts where the principal or interest payment is overdue between 61-90 days.

The Reserve Bank of India issued the Prudential Framework for Resolution of Stressed Assets in June 2019. The framework continued with the classification of special mention accounts and required banks to undertake a review of the borrower within 30 days of a default in the borrower account and enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks” and “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—The Banking Regulation (Amendment) Ordinance, 2017”.

The Reserve Bank of India issued guidelines in 2015 providing a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts. They prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 500 million. The guidelines also require reporting frauds on the Reserve Bank of India’s central repository of information on large credits for dissemination to other banks and enabling decision-making among banks in case of consortium or multiple banking arrangements. The framework also illustrates checks/investigations during the different stages of the loan life cycle and timelines have been defined to complete the due diligence for evaluation of an account. Restructuring or grant of additional facilities would not be available in case of fraud or red-flagged accounts. There are provisioning guidelines relating to fraud accounts that require banks to make a provision for the entire amount due to the bank over a period of four quarters. Where the provisioning is being made in more than one financial year, banks have to debit “other reserves” for the amount remaining un-provided at the end of the financial year, and accordingly reverse the amount in the quarters of the next financial year.

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

In 2015, the Reserve Bank of India issued final guidelines on the computation of lending rates based on marginal cost of funds. The marginal cost of funds based lending rate has been applicable on incremental lending from April 1, 2016 and is a tenor linked benchmark. The methodology to compute the marginal cost of funds based lending rate comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. Some categories of loans can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a preannounced date for different maturities ranging from overnight rate up to one year. The periodicity of reset is one year or lower. Interest rates for all floating rate loans and fixed rate loans (including the fixed rate portion of hybrid loans) of tenor up to three years cannot be less than the marginal cost of funds based lending rate.

Effective from October 1, 2019, all new floating rate personal or retail loans and floating rate loans to micro and small enterprises extended by banks must be linked to an external benchmark, and from April 1, 2020 loans to medium enterprises also must be linked to an external benchmark. The interest rate under external benchmark is required to be reset at least once in three months. The external benchmark includes either the Reserve Bank of India policy repo rate, Government of India 91-day treasury bill yield, Government of India 182-day treasury bill yield or any other benchmark market interest rate produced by the Financial Benchmarks India Private Limited. We have adopted the repo rate as the external benchmark for linking our floating rate loans to these segments.

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

The Reserve Bank of India has issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Approvals of new loans and renewals of loans to new and existing borrowers should be done only after obtaining and sharing necessary information. The Reserve Bank of India has created a central repository of large common exposures across banks, which is based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100 million to individuals and entities. Subsequently, the limit was reduced to Rs. 50 million and above.

In December 2018, the Reserve Bank of India issued guidelines for delivery of bank credit. According to the guidelines, for borrowers having an aggregate fund-based working capital limit of Rs. 1.5 billion and above from the banking system, a minimum loan component of 40.0% on the fund-based working capital limits would be applicable from April 1, 2019, and would be revised to 60.0% from July 1, 2019. Drawing in excess of the minimum loan component threshold would be allowed in the form of cash credit/overdraft facility. The amount and tenor of the loan component may be fixed by banks in consultation with the borrowers, subject to the tenor of the loan component not being less than seven days. Effective from April 1, 2019, mandatory credit conversion factor of 20.0% on the undrawn portion of cash credit/overdraft facility will be applicable, irrespective of whether the facility is unconditionally cancellable or not. This guideline will be applicable to both existing and new relationships.

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

The overall target for priority sector lending is 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher, with sub-targets of 8.0% for lending to small and marginal farmers and 7.5% to micro enterprises. Sectors qualifying for priority sector lending have been broadened to include medium-sized enterprises, social infrastructure and renewable energy. Priority sector lending achievements are being evaluated on a quarterly average basis from fiscal 2017. Further, in July 2015, the Reserve Bank of India directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2020 was set at 12.11% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. Housing loans to the low-cost or affordable housing segment up to a certain threshold are also eligible for the purpose of classification under priority sector.

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

Banks are allowed to trade their priority sector portfolio by selling or buying priority sector lending certificates. Scheduled commercial banks, regional rural banks, local area banks, small finance banks and urban cooperative banks can participate in this trade. Four types of certificates for the categories of agriculture, small and marginal farmers, microenterprises and general category certificates have been allowed. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal year. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates issued and purchased.

The Reserve Bank of India allows banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from adjusted net bank credit for the purpose of computing priority sector lending targets, except to the extent that the lending against these bonds is included in priority sector lending. The Reserve Bank of India allows commercial banks, to engage with a non-deposit taking, systematically important non-banking finance company to co-originate loans for the creation of priority sector assets. This involves joint contribution of credit by both lenders and also sharing of risks and rewards between the bank and the non-banking financial company. Banks can claim priority sector status in respect of their share of credit.

The Reserve Bank of India has established a new criteria for classifying an enterprise as micro, small and medium from July 2020. Micro enterprises include businesses with investment in plant and machinery or equipment not exceeding Rs. 10.0 million and turnover not exceeding Rs. 50.0 million; small enterprises are businesses with investment in plant and machinery or equipment not exceeding Rs. 100.0 million and turnover not exceeding Rs. 500.0 million; and medium enterprises are businesses with investment in plant and machinery or equipment not exceeding Rs. 500.0 million and turnover not exceeding Rs. 2.5 billion.

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

In May 2020, as a result of difficulties faced by exporters caused by the Covid-19 pandemic, such as delay and postponement of orders, delay in realization of bills, among other things, the Reserve Bank of India increased the maximum permissible period of pre-shipment and post-shipment export credit sanctioned by banks from one year to 15 months, for disbursements made up to July 31, 2020 in line with the relaxation for the period of realization and repatriation of export proceeds.

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

Under Reserve Bank of India guidelines, a borrower having an aggregate fund-based credit limit of Rs. 100.0 billion will be considered a specified borrower. The normally permitted lending limit for specified borrowers is defined as an amount that is 50.0% of the incremental funds raised over and above the aggregate fund-based credit limit. The general provision required on the incremental exposure above the normally permitted lending limit would be 3.0% and the additional risk weight for such exposure over and above the applicable risk weight would be 75.0%.

Further, the Reserve Bank of India has issued guidelines on large borrowers which prescribe a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties with effect from April 1, 2019. The eligible capital base is defined as the Tier 1 capital of the bank as against the earlier norm of total capital funds. Exposure to a single non-banking finance company or a group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base. The definition of exposure for large borrowers includes off-balance sheet items converted into credit exposure equivalents through the use of credit conversion factors used for assessing credit risk under the standardized approach for risk based capital requirements. Non-centrally cleared derivatives exposures will be exempted from the purview of the framework until April 1, 2021. In June 2019, the Reserve Bank of India introduced an economic inter-dependence criterion in the definition of connected counterparties, which is applicable from April 1, 2020. Following the outbreak of the Covid-19 pandemic, as a one-time measure to facilitate flow of resources to corporates, the permissible exposure of banks to a group of connected counterparties was increased from 25.0% to 30.0% of the capital base of a bank. This is applicable until June 30, 2021.

Corporate borrowers having total exposure of Rs. 50 million and above in the banking system are required to obtain a legal entity identifier registration. A borrower who does not obtain the legal entity identifier is not eligible for renewal or enhancement of credit facilities.

Limits on intra-group transaction and exposures

The Reserve Bank of India guidelines on management of intra-group transactions and exposures for financial conglomerates prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves in case of all group entities (financial and non-financial) taken together and 10.0% in case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in the form of equity and other capital instruments are exempted from above limits. If the exposure exceeds the permissible limits, the excess amount would be deducted from common equity Tier 1 capital of the bank.

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

The Reserve Bank of India guidelines on capital market exposures stipulate that a bank’s exposure to capital markets in all forms (both fund-based and non-fund-based) by way of investments in shares, convertible bonds/debentures, units of equity oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40.0% of its net worth on both a stand-alone and consolidated basis as of March 31 of the previous year. Within this overall limit, direct investments in shares, convertible bonds/debentures, and units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth on both a stand-alone and consolidated basis. Banks are permitted to participate in Real Estate Investment Trusts and Infrastructure Investment Trusts within this overall limit. Bank investments in liquid schemes of debt oriented mutual funds are subject to a prudential cap of 10.0% of the bank’s net worth as of March 31 of the previous year. A 125.0% risk weight is assigned to all capital market exposures.

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

The Reserve Bank of India has issued guidelines on investments by banks in non-statutory liquidity ratio securities. As per the guidelines applicable to primary market subscriptions and secondary market purchases, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper, certificates of deposit and certain non-convertible debentures with original or initial maturity of up to one year issued by corporations and non-banking finance companies. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the SARFAESI Act and registered with the Reserve Bank of India. Banks are permitted to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to the infrastructure sector.

In order to promote adequate credit flow to infrastructure projects, banks are permitted to issue long-term bonds for financing infrastructure projects and low-cost housing. These bonds must have a minimum maturity of seven years, and they are exempt from reserve requirements such as cash reserve ratio and statutory liquidity ratio. They are also permitted to be deducted from adjusted net bank credit for the purpose of priority sector lending targets. These investments are subject to certain conditions including (i) investments in these bonds are not considered for the purpose of calculation of net demand and time liabilities, (ii) they are not held under the held-to-maturity category, (iii) a bank’s investment in these bonds cannot exceed 2.0% of its Tier 1 capital or 5.0% of the issue size, and (iv) an investing bank’s aggregate holding in such bonds will be capped at 10.0% of its total non-statutory liquidity ratio investments.

Banks are permitted to raise funds through issuance of rupee denominated bonds overseas. The Reserve Bank of India has permitted banks to issue perpetual debt instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital, by way of rupee denominated bonds in the overseas market, and long-term bonds for financing infrastructure and affordable housing projects.

Banks’ Investment Classification and Valuation Norms

The key features of the Reserve Bank of India guidelines on categorization and valuation of banks’ investment portfolio are as follows:

•	The entire investment portfolio is required to be classified under three categories: (a) held-to-maturity, (b) held-for-trading and (c) available-for-sale. Held-to-maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held-for-trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available-for-sale includes securities not included in held-to-maturity and held-for-trading. Banks should decide the category of investment at the time of acquisition.

•	The held-to-maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the Government of India towards recapitalization requirement and held in the investment portfolio, investment in the equity of subsidiaries and joint ventures and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years should be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the held-to-maturity category even if the residual maturity falls below seven years subsequently. However, banks’ investments in long-term bonds issued by other banks for their financing of infrastructure and affordable housing loans are not to be held in the held-to-maturity category.

•	Banks are permitted to exceed the limit of 25.0% of total investment under the held-to-maturity category provided the excess comprises only of statutory liquidity ratio securities, and the total statutory liquidity ratio securities held in the category are not more than 19.50% of the net demand and time liabilities.

•	Profit or loss on the sale of investments in both held-for-trading and available-for-sale categories are taken in the income statement. Profit on the sale of investments in the held-to-maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held-for-trading securities.

•	Investments under the held-for-trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available-for-sale category.

•	Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held-for-trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held-for-trading to available-for-sale is generally not permitted. With regard to sales and transfers of securities from or to the held-to-maturity category, if the value of sales exceeds 5.0% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made.

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

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sales of Indian central government dated securities, subject to the short position being covered within a maximum period of three months. The short selling entity ordinarily has to borrow securities from the repo market, but in exceptional situations of market stress (e.g., a short squeeze), it can deliver securities from its own held-to-maturity or available for sale or held-for-trading portfolios. All notional short sales have to be closed by an outright purchase in the market, and the securities so borrowed have to be brought back to the same portfolio, without any change in book value.

The Reserve Bank of India permits re-repo (i.e., borrowing under the Reserve Bank of India's Liquidity Adjustment Facility against securities acquired under a reverse repo) of government securities, including state development loans and treasury bills, acquired under reverse repo subject to prescribed conditions. It also permits re-repo of securities received under its Liquidity Adjustment Facility with market participants. To liberalize the eligible short sale participants and also relax the entity-wise limits and security category limits for short-selling in government securities, the guidelines, among other things, set out security level limits on short sales, operational requirements, and reporting and internal control policies.

Introduction of Credit Default Swaps for Corporate Bonds

Banks are allowed to transact in credit default swaps on corporate bonds, both as market makers as well as users. Commercial banks are eligible to act as market makers provided they fulfill the criteria of a minimum 11.0% capital adequacy ratio with a Tier 1 ratio of at least 7.0%, and a net non-performing assets ratio of less than 3.0%. Banks’ net credit exposures on account of credit default swaps cannot exceed 10.0% of the investment portfolio of unlisted/unrated bonds.

Credit default swaps are allowed on listed corporate bonds and unlisted but rated corporate bonds. Credit default swaps are also permitted on securities with original maturities of up to one year such as commercial paper, certificates of deposit, and non-convertible debentures with original maturities of less than one year.

Subsidiaries and Other Financial and Non-financial Sector Investments

Banks need prior permission of the Reserve Bank of India to incorporate a subsidiary. Banks are required to maintain an “arm’s-length” relationship with subsidiaries and with mutual funds sponsored by the bank in regard to business parameters such as not taking undue advantage in borrowing or lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when the bank is not able or not permitted to do so itself. Banks have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, underwriting by a bank or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15.0% of an issue.

Under the Reserve Bank of India guidelines, a bank’s equity investments in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10.0% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20.0% of the bank’s paid-up share capital and reserves. However, the cap of 20.0% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held-for-trading” category, and are not held beyond 90 days. The Reserve Bank of India has advised that a bank may seek prior approval of the Reserve Bank of India in case the 20.0% limit is likely to be breached on account of any new investment in subsidiaries or joint ventures.

The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to consider, among other things, the holding of financial subsidiaries by a non-operative financial holding company. The working group is expected to submit its report by September 30, 2020.

Banks meeting the minimum prescribed capital ratios, including the capital conservation buffer and that made net profits as of March 31 of the previous year need not obtain prior approval from the Reserve Bank of India for equity investments in financial service companies where after such investment, the holding of the bank remains less than 10.0% of the investee company’s paid-up capital, and the holding of the bank, along with its subsidiaries or joint ventures or entities, continues to remain less than 20.0% of the investee company’s paid-up capital. A bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10.0% of the investee company’s paid-up share capital or 10.0% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the held-for-trading category are included. Investments within these limits would not require prior approval of the Reserve Bank of India. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20.0% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10.0% of the investee company’s paid-up share capital, but not exceeding 30.0%, requires the approval of the Reserve Bank of India.

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

Banks are permitted to invest up to 10.0% of the paid up capital/unit capital in a Category I/Category II Alternative Investment Fund. Investment by banks in category III Alternative Investment Fund is prohibited and investment by a bank’s subsidiary in a Category III Alternative Investment Fund is subject to the regulatory minimum prescribed by the Securities and Exchange Board of India.

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

Regulations Relating to Securitization of Loans

As per the securitization guidelines of the Reserve Bank of India, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage-backed securities, asset-backed securities and loans with bullet repayment of both principal and interest (other than specifically permitted). Loans must also meet a minimum holding period requirement, based on the tenor and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed so that the originating banks have a continuing stake in the performance of the securitized assets. The total exposure of banks to the securitized loans cannot exceed 20.0% of the total securitized instruments, and any exposure in excess of this limit must be risk weighted at 1,250%.

Regulations Relating to Deposits

The Reserve Bank of India permits banks to independently determine interest rates offered on term deposits. However, banks cannot pay interest on current account deposits. Interest rates payable on savings deposits are not regulated. However, a uniform interest rate must be paid on deposits up to Rs. 100,000 and differential rates can be paid on deposits of over Rs. 100,000, depending on the amount in the account. The payment of interest on savings bank account deposits is calculated on daily product basis.

Domestic time deposits and rupee-denominated non-resident ordinary accounts have a minimum maturity of seven days. Rupee denominated non-resident external rupee accounts have a minimum maturity of one year. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

Banks are allowed to offer differential rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	bulk deposits are of Rs. 20 million and above (definition of bulk deposits was revised from Rs 10 million to Rs. 20 million in February 2019), and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank. Banks are required to maintain the bulk deposit interest rate card in their core banking system to facilitate supervisory review.

The Reserve Bank of India allows banks to introduce the feature of early withdrawal facility in a term deposit as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 1.5 million and below should, necessarily, have premature withdrawal facility. For all other term deposits, customers should be given the option to choose between term deposits either with or without premature withdrawal facility. Banks will be required to disclose in advance the schedule of interest rates payable on deposits.

Banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits. The interest rates offered on FCNR (B) deposits with tenors of three to five years is fixed at LIBOR/ SWAP plus 300 basis points.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance.

Regulations Relating to Customer Service and Customer Protection

Enhancing customer service and customer protection is a focus area for the Reserve Bank of India and has regularly emphasized on offering efficient, fair and speedy customer service. In this regard, the Reserve Bank of India has issued several guidelines. Banks are mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Wealth management services can be offered only through a subsidiary or a separately identifiable department or division in the bank in order to avoid conflict of interest. Further, banks need prior approval of the Reserve Bank of India to offer wealth management services. Further, banks are not permitted to charge foreclosure charges or prepayment penalties on floating rate term loans sanctioned to individual borrowers. Banks are not permitted to levy penal charges for non-maintenance of minimum balance in inoperative accounts. For non-maintenance of minimum balances in savings bank accounts, the penal charges should be a fixed percentage levied on the amount of difference between the actual balance maintained and the minimum balance as agreed upon at the time of opening an account. A suitable structure on minimum balances and penal charges should be finalized for recovery of charges. Further, the balance in the savings account should not turn into a negative balance solely on account of levy of charges for non-maintenance of the minimum balance.

The Reserve Bank of India has issued a charter of customer rights, which provides the broad overarching principles for the protection of bank customers. The charter describes five basic rights of bank customers which are the right to fair treatment, the right to transparency, fair and honest dealing, the right to suitability, the right to privacy and the right to grievance redress and compensation.

The Reserve Bank of India has issued procedural guidelines for redress of grievances by an internal ombudsman. According to the guidelines, a bank shall examine the grievances as per its internal grievance redress mechanism and in case the bank decides to reject a complaint and/or decides to provide only partial relief to the complainant, it should forward such cases to the chief customer service officer/internal ombudsman for further examination. Cases where the bank disagrees with the decision of the internal ombudsman should be reported to the Reserve Bank of India by the internal ombudsman and also the bank with a copy to the respective Banking Ombudsman. Further, the Internal Ombudsman Scheme covers, among other things, appointment/tenure, roles and responsibilities, procedural guidelines and oversight mechanism for the Internal Ombudsman. The Reserve Bank of India has also launched the Ombudsman Scheme for digital transactions for redressing complaints relating to deficiency in customer services in digital transactions conducted through non-bank entities regulated by the Reserve Bank of India.

The Reserve Bank of India has issued directions to banks for determining customer liability in case of Unauthorized Electronic Banking Transaction. The facility of electronic transactions (other than ATM cash withdrawals) may not be offered to customers who do not provide mobile numbers. The Reserve Bank of India has advised banks to clearly define the rights and obligations of customers in case of unauthorized transactions in specified scenarios. Further, banks are required to formulate/revise their customer relations policy, with approval of their Boards, to cover aspects of customer protection, including the mechanism of creating customer awareness on the risks and responsibilities involved in electronic banking transactions and customer liability in cases of unauthorized electronic banking transaction. The Reserve Bank of India has extended the customer protection framework to prepaid payment instruments as well. In March 2020, the Reserve Bank of India issued guidelines to regulate the activities of payment aggregators and has also provided baseline technology-related recommendations to payment gateways.

The Reserve Bank of India does not allow entities regulated by it, including banks, to deal in virtual currencies or to provide services facilitating any person or entity in dealing with or settling virtual currencies. Such services include maintaining accounts, registering, trading, settling, clearing, giving loans against virtual tokens, accepting them as collateral, opening accounts of exchanges dealing with them and transfer/receipt of money in accounts relating to purchase/sale of virtual currencies. Regulated entities that were already providing such services were required to exit those relationships within three months.

In January 2020, the Reserve Bank of India advised banks to issue or re-issue, all cards (physical and virtual) and enable them for use only at contact based points of usage like ATMs and point of sale devices within India. The banks shall provide cardholders a facility for enabling card not present (for domestic and international online transactions) transactions, card present (for international transactions) transactions and contactless transactions. For existing cards, issuers may decide whether to disable the card not present (domestic and international) transactions, card present (international) transactions and contactless transaction rights. Existing cards that have never been used for online (card not present) / international / contactless transactions shall be mandatorily disabled for this purpose.

Deposit Insurance

Demand and time deposits accepted by Indian banks must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the Reserve Bank of India. The limit on insurance coverage for depositors in insured banks was raised from Rs. 100,000 to Rs. 500,000 per depositor from February 4, 2020. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. Under the Companies Act, 2013, deposit insurance is mandatory for companies accepting deposits.

The Depositor Education and Awareness Fund Scheme, 2014—Section 26A of the Banking Regulation Act, 1949

The Reserve Bank of India has advised that banks shall calculate the cumulative balances in all eligible accounts which are unclaimed for more than 10 years along with interest accrued, and the amount due in each calendar month shall be transferred on the last working day of the subsequent month.

Regulations Relating to Know Your Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002, which came into effect in 2005, seeks to prevent and criminalize money laundering and terrorist financing. It also provides for the freezing and confiscation of assets concerned in money laundering/terrorism offences, and the formation of the Financial Intelligence Unit. This Act lays down the obligations on designated entities (including banks and financial institutions) for maintaining records of prescribed transactions and for reporting certain transactions to the Financial Intelligence Unit. It also lists out the predicate offences that come under the purview of the Act, the appointment of the Designated Director and the Principal Officer and their respective obligations under the Act. Prevention of Money-Laundering Rules have also been framed under such Act. This Act and such Rules have since been amended from time to time.

In January 2020, the Reserve Bank of India issued guidelines permitting live video based customer identification process by bank official for establishing account based relationship with individual customers using Aadhaar OTP based e-KYC authentication and online Permanent Account Number verification to obtain identification information of the customer.

The Reserve Bank of India has provided comprehensive directions to banks/financial institutions with regard to know your customer, anti-money laundering and combating financing of terrorism procedures in line with the provisions of the Prevention of Money Laundering Act 2002 and Rules notified there under. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer due-diligence procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, regulatory reporting as per the Prevention of Money Laundering Act, 2002, appointment of designated director and principal officer, training of employees and independent audit of anti-money laundering/know your customer framework and provision for simplified know your customer procedures for opening small accounts. These directions are updated from time to time.

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

The Reserve Bank of India has issued guidelines on duration gap analysis for interest rate risk management. The guidelines are aimed at providing an indication of the interest rate risk to which the bank is exposed. The report on interest rate sensitivity as per duration gap analysis is being submitted to the Reserve Bank of India on a quarterly basis. Further, instructions and guidelines have been enhanced in line with the Basel Committee on Banking Supervision Principles for Sound Liquidity Risk Management and Supervision. The guideline includes enhanced guidance on liquidity risk governance, measurement, monitoring and the reporting to the Reserve Bank of India on liquidity positions.

The Reserve Bank of India has also issued guidelines requiring banks to meet liquidity requirements in the form of Liquidity Coverage Ratio and Net Stable Funding Ratio to ensure banks maintain sufficient funds for meeting short-term and long-term asset maturities.

Following the outbreak of Covid-19 pandemic, the Reserve Bank of India introduced targeted long term repo operations, which were auctions of targeted long term repos with tenors of up to three years at a floating rate linked to the repo rate. Liquidity accessed by banks under the targeted long term repo operations had to be deployed in investment grade corporate bonds, commercial paper and non-convertible debentures. The Reserve Bank of India subsequently also announced a second phase of targeted long term repo operations on April 17, 2020, wherein 50.0% of funds must be deployed to microfinance institutions and non-banking financial companies. Investments made under these facilities will be classified as held-to-maturity, even in excess of the 25.0% of total investment permitted to be included in the held-to-maturity category. Exposures under this facility will not be included under the Large Exposure Framework.

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

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to regulatory authorities/bodies for the setting of financial benchmarks wherever we are nominated. Banks submitting data would have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, the Financial Benchmarks India Private Limited (FBIL) has been set up which administers the overnight interbank rate and is based on the actual traded rate every morning. In March 2018, the Reserve Bank of India advised the Financial Benchmarks India Private Limited to take over the responsibility of computing and disseminating of the reference rate for US$/Rupee and the exchange rate of other major currencies, and the FBIL began the process from July 10, 2018. Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

Gold Monetization Scheme and Sovereign Gold Bonds

As per the gold monetization scheme of the Reserve Bank of India, banks are allowed to mobilize gold deposits and provide loans against these deposits. The minimum deposit under the gold deposit scheme at any one time is 30 grams of raw gold with short-term bank deposits allowed for a minimum of one to three years, and treated as on-balance sheet liability, and medium-term deposits of five to seven years and long-term of 12-15 years. The medium and long-term deposits will be the liability of the Indian central government. The redemption of medium and long-term deposits, at the option of the depositor, can be either in the Indian rupee equivalent of the value of the deposited gold or in the gold itself.

The Reserve Bank of India has also issued guidelines on sovereign gold bonds with investments in such bonds being eligible for statutory liquidity ratio calculations. Investments in sovereign gold bonds are restricted based on the investor type. The bonds could also be used as collateral for loans.

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

The framework for external commercial borrowing comprises of three components: (i) medium-term foreign currency borrowings with minimum average maturity of three to five years termed as track I; (ii) long-

term foreign currency borrowings with minimum average maturity of 10 years termed as track II and (iii) Indian rupee-denominated borrowings with minimum average maturity of three to five years termed as track III. Lending by overseas branches and subsidiaries of Indian banks is permitted only for medium-term borrowings (track I). The all-in-cost ceiling is fixed at a uniform 450 basis points above the benchmark. The benchmark rate for track I and track II is set to the six month LIBOR or applicable benchmark for respective currency and for track III the benchmark was set to the prevailing yield of the Government of India securities of corresponding maturity.

Eligible borrowers, which are largely corporations, are allowed to raise such borrowings from specific lenders, for purposes other than the end-uses restrictions prescribed. Utilization of external commercial borrowing are restricted for capital `market investments or acquisitions in India or real estate investments or purchase of land (except when used for affordable housing, construction and development of special economic zones and industrial parks/integrated townships) or working capital purposes or General Corporate or repayment of rupee loan and on-lending for all such restricted purposes. The list of eligible borrowers also includes housing finance companies regulated by the National Housing Bank and port trusts subject to hedging provisions, and companies engaged in maintenance, repair and overhaul and freight forwarding were permitted rupee denominated borrowings. Indian resident borrowers are allowed to raise trade credit in Rupees after entering into a loan agreement with the overseas lender, subject to certain conditions. Tenors of trade credit are restricted to three years, and tenors longer than three years are to be treated as external commercial borrowing. Companies in the infrastructure sector, non-banking financial companies-infrastructure finance companies, non-banking finance companies-asset finance companies, holding companies and core investment companies are also eligible to raise external commercial borrowings under track I of the framework with minimum average maturity period of five years, subject to hedging provisions. Further, overseas lenders of Rupee denominated trade credits are now eligible to hedge their exposure in Rupees through permitted derivative products in the onshore market. Borrowers are also permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. Overseas branches/subsidiaries of Indian banks can refinance external commercial borrowings of highly rated (AAA) companies as well as certain categories of public sector undertakings, provided the outstanding maturity of the original borrowing is not reduced and the all-in-cost of fresh external commercial borrowings is lower than the existing external commercial borrowing. Partial refinance of existing external commercial borrowings is also permitted subject to these conditions. Further, eligible corporate borrowers classified as special mention account-2 or non-performing are allowed to raise funds through external commercial borrowings for repayment of rupee loans used domestically for capital expenditure in manufacturing and the infrastructure sector under any one-time settlement with lenders. Lender banks are now allowed to sell such loans to other eligible lenders other than foreign branches and overseas subsidiaries of Indian banks through assignment subject to compliance with all in cost and minimum average maturity requirements. Indian banks are permitted to participate as arrangers/underwriters, market makers and traders in rupee-denominated bonds issued overseas subject to prudential norms.

Banks are not allowed to issue letter of undertakings/letter of comforts for trade credits for imports into India by banks. Letters of credit and bank guarantees for trade credits for imports into India continue to be issued subject to compliance with Reserve Bank of India guidelines. The Reserve Bank of India has prescribed operational controls with regard to SWIFT.

The Reserve Bank of India issued directions in April 2020 on facilities for hedging exchange risk by residents and non-residents. According to the directions, derivative products can be offered to any person resident in India or resident outside India having foreign exchange risk on anticipated or contracted basis. For the purpose of offering derivative contracts users will be classified as retail user and non-retail users. While offering derivative contracts involving Rupee, authorized dealers need to ensure that, the notional and tenor of the contract does not exceed the value and tenor of the exposure, and the same exposure has not been hedged using any another derivative contract. This will be applicable from September 1, 2020. The Reserve Bank of India has permitted non-residents to undertake transactions in the rupee interest rate derivatives markets for the purpose of hedging interest rate risk or otherwise. For the purpose of other than hedging, non-residents, other than individuals are permitted to take overnight index swaps transactions directly with market maker in India or by way of back to back arrangements through a foreign branch/parent/group entity of the market maker.

The Reserve Bank of India has issued the Electronic Trading Platforms Directions, 2018. As per the directions, an Electronic Trading Platform (ETP) is any electronic system, other than a recognized stock exchange, on which transactions in eligible instruments including securities, money market instruments, foreign exchange instruments, derivatives, or other instruments as may be specified by the Reserve Bank of India are contracted. Banks seeking authorization to operate an ETP are required to earmark a minimum capital of Rs. 50 million for the purpose. In June 2019, the Reserve Bank of India introduced an electronic trading platform for buying/selling foreign exchange by retail customers of banks. This is aimed at enhancing transparency, competition and better pricing for retail customers. The platform can be accessed by any customer of a bank who has a need to purchase or sell US dollar against the rupee for delivery on cash basis, tom basis or spot basis subject to certain conditions.

In January 2020, the Reserve Bank of India permitted authorized Category-I banks, including ICICI, to voluntarily undertake transactions outside of onshore market hours. Transactions with persons residing outside India may be undertaken outside of onshore market hours through a bank’s foreign branches and subsidiaries. Further, banks in India that operate International Financial Services Centre banking units, including ICICI, are permitted to participate in the non-deliverable market with effect from June 1, 2020.

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

Information Technology and Cyber Security

The Reserve Bank of India has issued guidelines on information security, electronic banking, technology risk management and cyber frauds. While the guidelines are not “one-size-fits-all,” the implementation of the guidelines need to be risk-based and commensurate with the nature and scope of activities engaged by banks and the technology environment prevalent in the bank and the support rendered by technology to the business processes. The guidelines broadly cover nine subject areas relating to information technology vis-à-vis information technology governance, information security, IT operations, IT services outsourcing, information systems audit, cyber frauds, business continuity planning, customer education and legal issues. The implementation of the guidelines is to be monitored by the top management on an ongoing basis.

Banks are required to put in place a cyber-security policy containing an appropriate approach to combat cyber threats given the level of complexity of business and acceptable levels of risk. The cyber security policy should be separate and distinct from the broader IT policy and the aspects that need to be covered in the aforementioned strategy include an arrangement for continuous surveillance, comprehensive network and database security, protection of customer information, cyber crisis management plan, strengthening cyber security, organizational arrangements and awareness about cyber security among senior/top management.

In view of the changing nature of cyber risks driven by several factors, the Reserve Bank of India has advised banks to ensure that the information assets (more particularly customer service information) were well protected at all locations/points and security ecosystem were adequately geared up, Further, Banks have been advised to take steps in providing sustained assurance on cyber security initiatives by identifying the shortcomings and initiating timely action to address them promptly, to enforce proper authentication mechanism and to adopt and document a ‘security by design’ approach in the implementation of all digital products offered to the customers. The Reserve Bank of India has instructed banks to present details of significant cyber security incidents periodically to the board/information technology sub-committee of the board for suitable directions.

In March 2020, Reserve Bank of India has advised an indicative list of measures required to be taken by banks/financial institutions as a part of the existing operational and business continuity plans to prevent and control the local transmission of Covid-19. The indicative list, among other things, includes devising strategy and monitoring mechanism concerning spread of the disease; revisiting business continuity plan, assessing impact on the financials, asset quality, liquidity and contingency measures; constitution of quick response team to provide regular updates to the top management and various regulators and agencies.

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

The cash reserve ratio was at 4% of a bank’s demand and time liabilities adjusted for the exemptions which include (but are not limited to) (i) the paid up capital, reserves and credit balance of the bank; (ii) net income tax provision; (iii) amount received from Deposit Insurance and Credit Guarantee Corporation towards claims and held by banks pending adjustments; (iv) provision not being a specific liability arising from contracting additional liability and created from profit and loss account; and (v) demand and time liabilities in respect of their offshore banking units. Due to the outbreak of Covid-19 pandemic, in March 2020, the Reserve Bank of India reduced the cash reserve ratio requirement by 100 basis points from 4.00% to 3.00% of net demand and time liabilities . This is a temporary measure effective from the reporting period beginning on March 28, 2020, for a period of one year and ending on March 26, 2021.

Further, to improve flow of credit to retail, auto, residential housing and micro, small and medium enterprises, the Reserve Bank of India advised that incremental loans to these sectors would be deducted from net demand and time liabilities for the purpose of cash reserve ratio requirement. Incremental credit will be calculated by segment and based on the difference between outstanding credit as on January 31, 2020 and subsequent fortnights up to July 31, 2020. The incremental credit computed, after reducing repayments and non-performing assets, will be eligible for deduction from net demand and time liabilities for a maximum period of five years, (i.e. up to January 24, 2025), or the tenure of the loan, whichever is earlier.

The Reserve Bank of India does not pay any interest on cash reserve ratio balances. The cash reserve ratio has to be maintained on an average basis for a fortnightly period. The daily cash reserve requirement on any day of the fortnight has to be 90.0% of the requirement. Following the outbreak of Covid-19 pandemic, the Reserve Bank of India reduced the minimum daily maintenance of the cash reserve ratio from 90.0% of the requirement to 80.0% effective from March 28, 2020. This is a one-time dispensation available up to September 25, 2020.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. Investments in sovereign gold bonds are also allowed to be considered in the calculation of statutory liquidity ratio. The statutory liquidity ratio has been gradually reduced over the years since fiscal 2017. Currently, the statutory liquidity ratio is at 18.0%, effective since April 2020.

Liquidity Coverage Ratio

In line with the Basel III framework, banks in India are required to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days. These guidelines are applicable from January 1, 2015, starting with a minimum liquidity coverage ratio requirement of 60.0% and increasing in a phased manner to 100.0% effective from January 1, 2019. Following the outbreak of the Covid-19 pandemic, the liquidity coverage ratio to be maintained by banks was lowered from 100.0% to 80.0% until September 30, 2020, and will be subsequently increased to 90.0% starting from October 1, 2020 and further to 100.0% from April 21, 2021.

As noted above, banks in India are already required, under Indian law and regulation, to maintain a statutory liquidity ratio at or above a prescribed percentage (currently 18.0%). The statutory liquidity ratio is calculated as the ratio of a bank’s liquid assets, such as cash, gold or approved unencumbered securities (the “statutory liquidity ratio securities”), to its net demand and time liabilities. Statutory liquidity ratio securities include Indian central government securities as well as certain securities issued by Indian state governments. Further, as per guidelines issued on liquidity standards, the Reserve Bank of India allows banks, under certain stressed conditions, to avail themselves of a special liquidity facility against certain securities classified as level one high quality liquid assets. The facility, called the Facility to Avail Liquidity for Liquidity Coverage Ratio, is operated by the Reserve Bank of India. Access to the facility is included in a bank’s liquidity coverage ratio. Although the statutory liquidity ratio is not a part of the Basel III liquidity standards, a portion of a bank’s statutory liquidity ratio securities may be recognized as high quality liquid assets under the Reserve Bank of India’s liquidity coverage ratio guidelines.

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Marginal Standing Facility; (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio. A total of 18.0% of net demand and time liabilities comprising statutory liquidity ratio securities is available for banks to recognize as level one high quality liquid assets. In March 2020, following the outbreak of the Covid-19 pandemic, the Reserve Bank of India raised the borrowing limit under the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities outstanding at the end of the second preceding fortnight with immediate effect. The enhanced limit is applicable from March 27, 2020 until September 30, 2020.

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

In order to improve flow of funds to non-banking finance companies and housing finance companies, in October 2018, the Reserve Bank of India permitted banks to reckon government securities held by them up to an amount equal to their incremental outstanding credit to non-banking finance companies and housing finance companies, over and above the amount of credit to these companies outstanding on their books at October 19, 2018, as level one high quality liquid assets under Facility to Avail Liquidity for Liquidity Coverage Ratio within the mandatory statutory liquidity ratio requirement. In June 2019, the Reserve Bank of India allowed banks to frontload the increase by 0.5% each scheduled in August and December 2019 and permitted banks to reckon the increase of 1.0%, to the extent of incremental outstanding credit to non-banking finance companies and housing finance companies.

Since 2016, the liquidity coverage ratio standard, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards are applicable to Indian banks on a consolidated basis.

Net Stable Funding Ratio (NSFR)

The Reserve Bank of India has issued final guidelines on net stable funding ratio. The implementation of the ratio was scheduled to come into effect from April 1, 2020, but was deferred by six months to October 1, 2020 due to the Covid-19 pandemic. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. The net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks will be required to maintain a ratio of at least 100.0% on an ongoing basis.

Leverage ratio

The Reserve Bank of India has issued guidelines requiring a minimum leverage ratio of 4.0% for domestic systemically important banks and 3.5% for other banks. This has been effective from October 1, 2019. Banks have to meet the leverage ratio requirement at all times. The leverage ratio is measured as tier 1 capital divided by the total exposure and aims to constrain the build-up of leverage in the banking system.

Ownership Restrictions

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investments of up to 49.0% in private sector banks do not require any specific approval, foreign investments beyond 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control from Indian residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions. Additionally, in the case of proposals requiring prior approval of the Government of India, such proposals involving total foreign equity inflow of more than Rs. 50.0 billion, also require approval of the Cabinet Committee on Economic Affairs. Additionally, the transfer of equity shares by a person resident outside India may also be subject to pricing and other requirements depending inter alia on the mode of transfer and the residency in India of the transferee.

Guidelines with regard to shareholding in private sector banks issued by the Reserve Bank of India are as follows:

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

Voting rights are capped at 26.0%. However, any acquisition of shareholding/voting rights of 5.0% or more will require the prior approval of the Reserve Bank of India. See also “Overview of the Indian Financial Sector—Structural Reforms—Report on Governance of Boards of Banks in India.”

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

The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In June 2020, the Reserve Bank of India indicated that it is reviewing the current guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to recommend and harmonize the standards applicable to private sector financial companies. The areas being considered include ownership and control in Indian private sector banks, eligibility to apply for a banking license, holding of financial subsidiaries through a non-operative financial holding company, promoter shareholding (including timelines for dilution of shareholding) and any other issue that may be considered relevant. The working group is expected to submit its report by September 30, 2020. See also “Overview of the Indian Financial Sector—Structural Reforms —Discussion Paper on Banking Structure.”

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

•	The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed 40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio. Banks should have a minimum capital adequacy ratio of 9.0% for three consecutive years (including the accounting year for which it proposes to declare dividend) and a net non-performing assets ratio of less than 7.0% to be eligible to declare dividends. A bank with a net non-performing assets ratio of less than 3.0% can declare a dividend of up to 35.0% if its capital adequacy ratio for three years is 11.0% or above, a dividend of 30.0% if its capital adequacy ratio is 10.0% or more and up to 25.0% if its capital adequacy ratio is 9.0% or above. A bank with a net nonperforming assets ratio between 3.0% and 5.0% can declare a dividend of up to 25.0%, 20.0% and 15.0% against the three-year capital adequacy ratio of 11.0%, 10.0% and 9.0%, respectively. Similarly, a bank with a net non-performing assets ratio between 5.0% and 7.0% can declare a dividend of up to 15.0%, 10.0% and 5.0% against the three-year capital adequacy ratios of 11.0%, 10.0% and 9.0%, respectively.

•	If the profit for the relevant period includes any extraordinary income, the payout ratio must be calculated after excluding that income for compliance with the prudential payout ratio.

•	The financial statements pertaining to the financial year for which the bank is declaring a dividend should be free of any qualification by the statutory auditors, which might have an adverse effect on the profit during that year. If there are any such qualifications, the net profit should be suitably adjusted while computing the dividend payout ratio.

•	Due to uncertainties as a result of the Covid-19 pandemic, in April 2020 the Reserve Bank of India restricted banks from making any further dividend payouts from the profits pertaining to the financial year ended March 31, 2020. This restriction will be reassessed by the Reserve Bank of India after the results for the three months ended September 30, 2020. The restriction has been imposed with an objective to conserve capital of banks and strengthen their ability to absorb losses that may arise due to the pandemic.

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the Government of India to suspend the business of a banking company. The Government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the Government of India for its approval. The Indian central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks. The Reserve Bank of India has consolidated all regulations relating to amalgamation of private sector banks in the Master Direction—Amalgamation of Private Sector Banks, Directions, 2016.

Regulations on Amalgamation between Private Sector Banks and between Banks and Non-banking Finance Companies

The Reserve Bank of India has issued guidelines on amalgamation between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of the merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its Board and the Board of the non-banking finance company, but before it is submitted to the tribunal for approval. See also “—Other Statutes—Competition Act.”

Credit Information Bureaus

Pursuant to the Credit Information Companies (Regulation) Act, 2005, every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about individuals or groups who enjoy a credit relationship with it. Banks are also required to share information on investments in commercial paper and unhedged foreign currency exposures of borrowers to the credit information companies. Other credit institutions, credit information bureaus and such other persons as the Reserve Bank of India specifies may access such disclosed credit information. Seeking to strengthen the coverage and use of credit information, the Reserve Bank of India standardized the data formats for furnishing of credit information to credit information companies, common classification of credit scores and best practices to be followed by credit information companies.

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Government of India set up an apex-level body called the Financial Stability and Development Council in fiscal 2011. This is an independent body that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates, addresses inter-regulatory coordination issues and focuses on financial literacy and financial inclusion activities. The Government of India has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector. The Commission has proposed an Indian Financial Code that consolidates different laws governing the financial sector. The framework incorporates components like consumer protection, regulation, capital controls, systemic risk and resolution. It also proposed the transition to a regulatory system where the Reserve Bank of India regulates the banking and payments system and of a Unified Financial Agency subsuming all other existing financial sector regulators like the Insurance Regulatory Development Authority of India and the Securities and Exchange Board of India.

The Securities and Insurance Laws (Amendment and Validation) Bill, 2010, provides a mechanism to settle disputes between regulators. A committee chaired by the Finance Minister, with the governor of the Reserve Bank of India as vice chairperson and chairpersons of the Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India, Pension Fund Regulatory of India and Development Authority and secretaries of the Department of Economic Affairs and Department of Financial Services would make the final decision on such disputes.

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

Resolution Regime for Financial Institutions

The Financial Stability and Development Council constituted a high level working group to consider the strengthening of the resolution regime for financial institutions. The working group submitted its report in May 2014. Some key recommendations of the group include setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The financial resolution framework should be legally enforceable and extend to all financial institutions including banks, non-banks and financial conglomerates. The framework identifies a set of tools like liquidation, purchase and assumption, and bail-in which involve converting existing creditors into shareholders, temporary public ownership, etc. The resolution framework should avoid use of taxpayers’ money and ensure imposition of losses to shareholders and unsecured creditors. In case of financial institutions under distress and deemed to be systemically important, the Government of India taking control of the financial institution can be a last option for resolution when all other options fail. As part of a comprehensive code on resolution of financial firms, the Financial Resolution and Deposit Insurance Bill, 2017 was introduced in Parliament in August 2017 to provide a system for quick, orderly and efficient resolution of financial firms in favor of depositors. This code provides a specialized resolution mechanism to deal with bankruptcy situations in banks, insurance companies, and financial sector entities. The Bill was withdrawn in 2018.

Prompt Corrective Action by the Reserve Bank of India

The Prompt Corrective Action is a framework under which banks with weak financial condition are put under watch by the Reserve Bank of India and subject to restrictions on operations and business. As per the guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. The key criteria for invocation of the prompt correct action include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, (iii) negative return on assets for two consecutive years, or (iv) a leverage ratio of below 4.0%. Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and will be required to take mandatory action for resolution. A bank breaching the risk threshold where the common equity Tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up. In fiscal 2018, eleven public sector banks were under the prompt correct action of the Reserve Bank of India mainly due to impairment in asset quality. Four banks were under the prompt corrective action framework at June 30, 2020.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and promote greater financial inclusion, the Reserve Bank of India allows banks to engage business correspondents for providing banking and financial services at locations other than a bank branch. Business correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the business correspondents that they engage and to conduct due diligence for minimizing agency risks. The entities permitted to act as business correspondents included individuals such as retired bank employees, retired teachers, individual owners of small, independent grocery stores, medical and fair price shops and certain other individuals. The non-individual entities include non-government organizations or microfinance institutions set up under societies/trust acts, societies registered under mutually aided cooperative societies acts of various states, or the Cooperative Societies Acts of various states, not-for-profit companies and post offices. Banks are also allowed to engage companies with large and widespread retail outlets and registered under the Companies Act and non-deposit taking non-banking financial companies as business correspondents. Further, with a view to scale up the business correspondent channel, the Reserve Bank of India requires the board of banks to review the operations and payment of remuneration to business correspondents at least once every six months. The Reserve Bank of India has also proposed to create a registry of business correspondents.

Regulations Governing Mobile Banking

The Reserve Bank of India has permitted Indian banks to offer mobile banking services to their customers. Transactions involving a debit to the customer’s account should have a two-level authentication to execute the transaction. The Reserve Bank of India has issued guidelines requiring banks to provide easy registration for mobile banking services, including generation of the personal identification number through multiple channels. While use of mobile banking services for cross-border transactions was previously restricted, the restriction was subsequently removed. Services on mobile applications can now be used for both rupee based transaction in the domestic market and for undertaking cross-border transactions.

Regulations Governing Prepaid Payment Instruments

The Reserve Bank of India has issued master directions on issuance and operation of prepaid payment instruments. These instruments can be issued by banks and non-bank entities only after obtaining prior approval from the Reserve Bank of India. Issuers are required to have Board approved policy for issuance of various types/categories of prepaid instruments, engaging agents, co-branding arrangement, re-validation of gift instruments and all related activities. Semi-closed prepaid instruments up to Rs. 10,000 can be issued by accepting minimum details and are required to be converted into know your customer compliant prepaid payment instruments within 18 months from the date of issuance. Prepaid Payment Instruments up to Rs. 100,000 (open and semi-closed) can be issued after completing know your customer of the pre-paid instrument holder. Gift instrument can be issued up to a maximum value of Rs. 10,000. Prepaid Payment Instruments shall necessarily have additional factor of authentication. The aspects of co-branded prepaid instruments, fraud prevention, customer protection, grievance handling and information system audit are also highlighted in the directions.

Income Computation and Disclosure Standards

In 2015, the Central Board of Direct Taxes notified the Income Computation and Disclosure Standards (“ICDS”) which provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining the books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 (the “Indian Income Tax Act”) and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Indian Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies. These guidelines were applicable from April 1, 2016.

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

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. No shareholder in a banking company can exercise voting rights on poll in excess of 26.0% of total voting rights of all the shareholders of the banking company. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act.”

Public sector banks are permitted to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. Prior to the merger, ICICI had preference share capital of Rs. 3.5 billion which was redeemed in fiscal 2018. The Government of India, on the recommendation of the Reserve Bank of India, had granted us an exemption which allowed the inclusion of preference capital in our capital structure until the maturity of these shares.

The Reserve Bank of India has clarified that prior approval will be required for acquisition of shares or voting rights of 5.0% or more in private sector banks. Shareholders having 5.0% or more of the paid-up share capital of a private bank would have to give an annual declaration to the bank on their ‘fit and proper’ status. Approval of the Reserve Bank of India will not be required in case of fresh acquisitions by an existing major shareholder up to an aggregate holding of 10.0%.

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

The Reserve Bank of India has issued guidelines on the compensation of wholetime directors/chief executive officers/risk takers and control function staff of private sector and foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders. In fiscal 2020, the Reserve Bank of India issued revised guidelines for compensation of wholetime directors, chief executive officers, risk takers and control function staff. As per the guidelines, banks are required to identify the material risk takers whose actions have a material impact on the risk exposure of the bank, and who satisfy the qualitative and quantitative criteria as specified in the guidelines. Further, the compensation structure of wholetime directors, chief executive officers and material risk takers has been changed. Perquisites having a monetary ceiling have been included in the fixed pay and share linked instruments have been included in the variable pay. The amount of variable pay must be a majority of the compensation (i.e., at least 50% of the pay must be variable and is limited to 300% of the fixed pay. The guidelines also specify the proportion of cash and non-cash components that may be included in the variable pay. Banks are also required to put in place appropriate modalities to incorporate malus and clawback mechanisms with respect to misconduct and risk, which much be imposed in case of divergence in non-performing assets and provisioning beyond the Reserve Bank of India prescribed thresholds for public disclosure. This guideline is applicable for pay cycles beginning April 1, 2020.

The Reserve Bank of India has issued guidelines on compensation of non-executive directors of private sector banks. According to the guidelines, the Board of Directors, in consultation with its remuneration committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time, non-executive chairman). In the policy, the Board may provide for the payment of compensation in the form of a profit-related commission, subject to the bank making profits. Such compensation should not exceed Rs. 1 million per annum for each director. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for granting remuneration to the part-time, non-executive chairman under Section 10B(1A)(i) and 35B of the Banking Regulation Act, 1949.

The Reserve Bank of India has also issued guidelines on minimum qualifications and experience required while inviting application for the position of Chief Financial Officer and Chief Technology Officer in banks.

In March 2020, the Reserve Bank of India revised the format for obtaining the declaration and undertaking required for conducting due diligence of directors to determine their fit and proper status prior to appointment. This pertains to declarations and undertakings and related matters for appointment of a managing director and chief executive officer, chief executive officer or part-time chairperson at a bank.

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

Maintenance of Records

Banks are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering Act, 2002, records of a transaction are to be preserved for five years from the date of the transaction between a customer and the bank. The Know-Your-Customer records are required to be preserved for a period of five years from the date of cessation of relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such records to be preserved for eight years. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of eight years.

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

Governance of Banks

In June 2020, the Reserve Bank of India released a discussion paper on governance of banks. In view of the growing complexity of the financial sector and with an aim to strengthen the governance standards in Indian banks, the Reserve Bank of India has proposed to align the current regulatory framework with global best practices, including those issued by the Basel Committee of Banking Supervision, Financial Stability Board and the Banks Board Bureau. The broad areas covered in the discussion paper include the responsibilities of the board of directors, qualification and selection of board members, structure and practices of the board and its committees, role and expectations from the senior management, risk management, internal audit and other relevant areas. If adopted, the regulations would be applicable to all scheduled commercial banks, including public sector banks, private sector banks and foreign banks operating in India as wholly owned subsidiaries or under the branch model.

As part of steps taken to strengthen risk management in banks, the Reserve Bank of India has issued guidelines which aim to separate credit risk management function from the credit sanction process and also brings uniformity in the approach followed by banks. As per the guidelines, a Board approved policy defining the role and responsibilities of the Chief Risk Officer has to be established, with clearly defined reporting lines either to the Managing Director/Chief Executive Officer or the risk management committee of the bank. The Chief Risk Officer should not have a dual role, report into any business vertical or be given any business targets. The Chief Risk Officer can be removed or transferred only with the approval of the Board.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, were required to comply with relevant provisions of the Companies Act 1956. In 2013, the Indian Parliament enacted the new Companies Act, including, among other things, provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard was required to be explained in the annual report. The government has proposed certain amendments to the corporate social responsibility related rules under the Companies Act, 2013. The key proposals relating to corporate social responsibility include transferring any amount earmarked for any specific project to an escrow account within thirty days of the end of the financial year and the amount be spent within a period of three financial years, or transfer the unspent amount not earmarked for any project to funds managed by the government of India and qualifying for corporate social responsibility within a period of six months. Final amendments in this regard are awaited.

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

Secrecy Obligations

The obligations of banks relating to maintaining secrecy arise out of common law principles governing relationships with customers. Banks cannot disclose any information to third parties except under clearly defined circumstances. The following are the exceptions to this general rule:

•	where disclosure is required to be made under any law;

•	where there is an obligation to disclose to the public;

•	where we need to disclose information in its interest; and

•	where disclosure is made with the express or implied consent of the customer.

Banks are also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker’s Books Evidence Act, a copy of any entry in a bankers’ book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be treated as prima facie evidence of the transaction in any legal proceeding.

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

Regulations Governing Banking Units in International Financial Services Centres in India

As per Reserve Bank of India guidelines, public and private sector banks dealing in foreign exchange are permitted to set up one banking unit in each international financial services center in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. The minimum capital requirement for these banking units would be US$20 million. The parent bank would be required to provide a minimum capital of US$20 million or equivalent in any foreign currency to its international banking units which should be maintained at all times on an on-going basis at the parent level. Funds raised by the banking units, including borrowings in foreign currency, would have to be from persons not resident in India. Deployment of funds can be with both person’s resident in India as well as not resident in India. However, deployment of funds with person’s resident in India shall be subject to the provisions of Foreign Exchange Management Act, 1999. Liabilities of these units would be exempted from cash reserve ratio and the statutory liquidity ratio requirements of the Reserve Bank of India. The banking units will have to maintain the minimum regulatory capital as prescribed by the Reserve Bank of India and prudential norms applicable to overseas branches of Indian banks would apply to these banking units. The banking units would operate and maintain their balance sheet only in foreign currency and will not be allowed to deal in Indian rupees, except having a special rupee account for administrative expenses. The loans and advances of these banking units would not be reckoned for priority sector lending requirements.

Since fiscal 2018, banking units in International Financial Services Centres have been permitted to undertake derivative transactions including transacting in structured products, becoming a member of an exchange in the interest rate and currency derivative segments, becoming a professional clearing member for clearing and settlement in the derivatives segment, and maintaining special non-resident rupee accounts with a bank in India for handling its administrative expenses in Indian rupees.

In January 2020, the Reserve Bank of India issued directions allowing international banking units to participate in exchange traded currency derivatives on rupee (with settlement in foreign currency) listed on exchanges set up at International Financial Services Centres. Banks should obtain their board’s approval for undertaking such transactions. The Authorised Dealer Category I banks with international banking units at International Financial Services Centres are permitted to offer non-deliverable derivative contracts to persons not residing in India from June 1, 2020. All non-deliverable derivative contract transactions are required to be reported on Clearing Corporation of India Limited platform.

Consolidated Supervision Guidelines

Key features of the Reserve Bank of India guidelines for consolidated accounting and consolidated supervision of banks are:

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

See also “Business—Loan Portfolio—Loan Concentration.”

In 2004, the Reserve Bank of India published the report of a working group on the monitoring of financial conglomerates, which proposed the following framework:

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

The financial sector regulators the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority of India and the Pension Fund Regulatory and Development Authority, signed a memorandum of understanding to cooperate in the field of consolidated supervision and monitoring of financial conglomerates.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of and to regulate the Indian securities market. We and our subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, private placements as well as underwriting, custodian, depository participant, investment advisory, private equity, broking, asset management, banker to the issue and debenture trusteeship activities. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable for these activities.

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

As per regulations issued by the Insurance Regulatory and Development Authority of India, a life and general insurer is required to maintain a control solvency margin which is currently a solvency ratio of 150%.

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. The Insurance Regulatory and Development Authority of India has issued regulations relating to unit-linked life insurance products and non-linked life insurance products. The key regulations are related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. There are regulations with regard to registration of corporate agents for the sale of insurance products where a corporate agent may tie up with up to three insurance companies each in life, nonlife and health insurance sectors. In July 2019, the Insurance Regulatory and Development Authority of India issued revised regulations for Unit Linked (ULIPs) and Non-Linked products replacing the product regulations. The key changes include a minimum sum assured at seven times the annual premium; liquidity option for financial exigencies; and increase in revival period to three years for ULIPs and five years for traditional products.

The Insurance Regulatory and Development Authority of India issued revised regulations pertaining to health insurance, the IRDAI (Health Insurance) Regulations 2016 (Health Regulations 2016), replacing the former IRDA (Health Regulations), 2013. The Insurance Regulatory and Development Authority of India also replaced the Standardization Guidelines 2013 with the Guidelines on Standardization in Health Insurance of July 29, 2016 (Standardization Guidelines 2016) and the Guidelines on Product Filing in Health Insurance Business of July 29, 2016 (Product Filing Guidelines). Some important changes brought about by the regulations include allowing insurance companies to offer plans that are a mix of any life (earlier only term plan) and health plan, allowing cumulative bonus in benefit plans, offering wellness benefits, permitting insurers to launch pilot products, providing independence and flexibility in the format of standard declarations and disallowing life insurers to offer indemnity-based health products.

In fiscal 2020 a number of regulatory changes were announced. The Insurance Regulatory and Development Authority of India issued a circular dated September 1, 2019 that requires insurers to make available standalone annual own damage coverage for both old and new cars and two-wheelers, provided that the motor third party coverage is already in existence or taken simultaneously. The Authority announced the launch of a standardized health insurance policy called “Arogya Sanjeevani Policy” which is effective from April 1, 2020 and aims to expand the penetration of health insurance in India.

The governance framework for insurance companies includes the board of directors, key management personnel, constitution of various committees such as the policyholder protection committee, defines the role of appointed actuaries, appointment of auditors and relationship with stakeholders. The Insurance Regulatory and Development Authority has also issued regulations on the payment of commissions and rewards to agents and insurance intermediaries. The regulations lay down the maximum commission and rewards payable for different lines of business. Regulations on management expenses (all expenses in the nature of operating expenses including commission, remuneration to the insurance agents, intermediaries and insurance intermediaries) have also been released. It suggests limiting management expenses separately for different lines of business and lays down the maximum limit for the same. The Authority also issued guidelines on insurance e-commerce allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing. The Authority also introduced a new category of distribution channels through guidelines on point of sales person/product requiring minimal educational qualification to sell simple vanilla insurance products as permitted in the guidelines.

The general insurance industry in India is de-tariffed, and insurance premiums are free from price controls. Further, the Insurance Regulatory and Development Authority of India has issued a notification with respect to long-term motor insurance policies, wherein insurers are now allowed to offer third party long term motor insurance policies with a tenure of three years for new cars and five years for new two-wheelers compared to the earlier tenure of one year.

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

In September 2019, the Insurance Regulatory Development Authority introduced “Regulatory sandbox” to provide a conducive environment for insurtech and fintech companies to develop innovations in the insurance space. Under the regulations, the Authority approved 33 products on January 14, 2020 followed by 16 products in the second tranche on March 31, 2020 and 18 products in the third tranche on June 3, 2020. Our general insurance subsidiary received approval for five products in the first tranche, for one product in the second tranche and in the third tranche received approval for three products.

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

In January 2020, the Insurance Regulatory and Development Authority of India advised insurance intermediaries having majority shareholding by foreign investors that they must seek permission from the Insurance Regulatory and Development Authority for repatriation of dividends.

The Insurance Laws (Amendment) Act, 2015, has allowed the foreign shareholding limit in insurance companies at 49.0%, while requiring the companies to be Indian-owned and controlled. It also eliminates the earlier policy requiring promoters to reduce their stake to 26.0% after completion of 10 years of operations. In May 2020, the Insurance Regulatory and Development Authority of India permitted insurance intermediaries including insurance brokers, re-insurance brokers, corporate agents, third-party administrators and others to receive 100.0% foreign direct investment without prior regulatory approval.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company, our asset management subsidiary, is subject to provisions of the Securities and Exchange Board of India (Mutual Fund) Regulations 1996, as amended from time to time and various circulars issued thereunder. The regulations, among other things, provide for registration of mutual funds, restrictions on business activities of asset management companies, a process for launching of mutual fund schemes, requirements for investment objectives of a scheme and valuation policies and pricing, and disclosure and reporting requirements, among other things. Further, the regulations provide for various investment restrictions, including a cap on investing in a single company, group or sector and restrictions on investing in associates and group companies.

The key changes recently announced in the regulations by the Securities and Exchange Board of India are as follows:

•	Guidelines were issued on Categorization and Rationalization of Mutual Fund Schemes in order to promote uniformity and to standardize the categories and characteristics of each scheme;

•	Various guidelines were issued with respect to charging of the total expense ratio and its disclosure;

•	Guidelines were issued on the Cyber Security and Cyber Resilience framework to be followed by the mutual funds and asset management companies;

•	Various guidelines were issued on valuation of money market and debt securities;

•	Mutual funds were permitted to participate in exchange traded commodity derivatives through hybrid schemes and gold exchange traded funds;

•	Guidelines on investment in unlisted and unrated debt and money market instruments, including guidelines on investments in structured obligations and credit enhancement papers;

•	Guidelines on creation of segregated portfolios in mutual fund schemes;

•	Guidelines on Know Your Customer processes, use of technology and Aadhaar Authentication services for know your customer.

Our asset management subsidiary is also subject to separate set of guidelines issued by the Securities and Exchange Board of India for its other business verticals (i.e., portfolio management services, alternative investment funds, and venture capital funds, among others).

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that foreign branches or subsidiaries of Indian banks can offer structured financial and derivative products, which are not permitted in the domestic market, only at established financial centers outside India, such as New York, London, Singapore, Hong Kong, Frankfurt and Dubai, among others. At other centers, the branches and subsidiaries of Indian banks can only offer those products permissible in the domestic market. For undertaking activities not permitted in the domestic market at these centers, banks will have to obtain approval from the Reserve Bank of India.

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. Our subsidiary in the United Kingdom has seven branches located in the United Kingdom and one branch in mainland Europe, located in Eschborn, Germany. The Bank has expanded its presence in the UK by establishing six business centers.

Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions. Our subsidiary in Canada has seven branches located in Canada.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. The branch also has the approval to operate an Asian Currency Unit. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, and offer banking services to individuals and institutions in Bahrain and outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. We are in the process of shutting down our branch in Sri Lanka. Our branch in the Dubai International Financial Centre (“DIFC”) is regulated by the Dubai Financial Services Authority and is licensed to accept deposits, provide credit, arranging credit or deal in investments and advising on financial products or credit. Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. Our branch in China is regulated by the China Banking and Insurance Regulatory Commission and the branch in South Africa is regulated by the South Africa Reserve Bank. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Office E-2 & E-4 (Unit No. 18 and 20), Zonal Facility Centre Annexe, Gujarat International Finance Tec-City—Multi-Services-Special Economic Zone, Gandhinagar, Gujarat. In the Union Budget for fiscal 2020, the Indian government has announced the extension of deduction of 100.0% of profit to ten years for units in Gujarat International Finance Tec-City.

Representative Offices

Our representative offices in United Arab Emirates, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

The Government of India entered into a Model 1 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with the United States. ICICI Bank has registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to the Foreign Account Tax Compliance Act with the United Kingdom, Canada, Germany, Singapore, the United Arab Emirates, South Africa, Bahrain and reached a similar agreement in substance with China, Malaysia and Indonesia, and a Model 2 inter-governmental agreement with respect to Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable intergovernmental agreements with respect to the Foreign Account Tax Compliance Act and any regulations issued thereunder.

Common Reporting Standards

The Common Reporting Standard formally referred to as the Standard for Automatic Exchange of Financial Account Information, is an information standard for the automatic exchange of information, developed in the context of the Organization for Economic Cooperation and Development. In India requirements under the Foreign Account Tax Compliance Act/Common Reporting Standard are implemented by the Central Board of Direct Taxes. The common reporting standard has been adopted by the United Kingdom, Canada, Germany, Hong Kong, Singapore, Malaysia, Indonesia, South Africa, China, the United Arab Emirates and Bahrain.

Exchange Controls

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Government of India has notified rules and the Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 250,000 subject to certain restrictions per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

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

ADSs issued by Indian companies to non-residents have free convertibility outside India. Under current Indian laws there is a general permission for the sale/transfer of equity shares underlying ADSs obtained after conversion of ADRs by a person not resident in India to a resident of India if the sale is proposed to be made through a recognized stock exchange or when the underlying shares are being sold in terms of an offer made under Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. For all other cases of sale of shares underlying the ADRs, permission of the Reserve Bank of India is required.

If a sale of securities has taken place in terms of the rules laid down by the government, Reserve Bank of India guidelines and other applicable regulations, then provided (i) the securities were held on repatriation basis, (ii) either the securities have been sold in compliance with the pricing guidelines issued by the Reserve Bank of India or Reserve Bank of India’s approval has been obtained in other cases and (iii) a no objection/tax clearance certificate from income tax authority had been obtained, the sale proceeds may be freely remitted.

The 'Depository Receipts Scheme, 2014' (DR Scheme, 2014) for investments under ADR / GDR has been effective from December 15, 2014 and repealed the guidelines for Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 except for guidelines related to foreign currency convertible bonds.

The issuance of new depository receipts and any changes or modifications to the existing terms and conditions of an ADR/GDR should be in accordance with ‘Depository Receipts Scheme, 2014’ and is subject to approval and clarification from Reserve Bank of India/Securities and Exchange Board of India.

In terms of schedule IX of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, pertaining to investments in depository receipts by a person residing outside of India, the guidelines are as follows:

•	Any security or unit in which a person residing outside India is allowed to invest under these rules shall be eligible instruments for issue of Depository Receipts in terms of Depository Receipts Scheme, 2014 (DR Scheme, 2014).

•	A person shall be eligible to issue or transfer eligible instruments to a foreign depository for the purpose of issuance of depository receipts in accordance with the DR Scheme, 2014 and guidelines issued by the Central Government in this regard.

•	A domestic custodian may purchase eligible instruments on behalf of a person resident outside India, for the purpose of converting the instruments so purchased into depository receipts in terms of DR Scheme, 2014.

•	The aggregate of eligible instruments which may be issued or transferred to foreign depositories, along with eligible instruments already held by persons resident outside India, shall not exceed the limit on foreign holding of such eligible instruments under the Act, rules or regulations framed there under.

•	The eligible instruments shall not be issued or transferred to a foreign depository for the purpose of issuing depository receipts at a price less than the price applicable to a corresponding mode of issue or transfer of such instruments to domestic investors under the applicable laws.

Depository receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of DR Scheme 2014 and must comply with the provisions specified in this schedule.

The Securities and Exchange Board of India issued a circular dated October 10, 2019 that provides a framework for the issue of depository receipts. As per the circular, only a company incorporated in India and listed on a recognized stock exchange in India may issue permissible securities or their holders may transfer permissible securities, for the purpose of issue of depository receipts subject to compliance with the eligibility criteria defined by the Securities and Exchange Board of India. The operational guidelines in this regard have not yet been released.

Restriction on Foreign Ownership of Indian Securities

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the Foreign Exchange Management Act, 1999, read with the rules, regulations and notifications issued thereunder. The Act authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of the foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or relevant departments of the Government of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Government of India along with Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Government has laid down rules and the Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The issue or transfer of any security of an Indian company by a person resident outside, foreign investment in equity instruments (shares, convertible debentures, convertible preference shares and share warrants) as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable rules and regulations issued under the Foreign Exchange Management Act, 1999 and by the Securities and Exchange Board of India and shall be only in accordance with the terms and conditions specified under such rules and regulations.

The foreign investment limit in Indian companies shall include, in addition to foreign direct investments, investment by Foreign Portfolio Investors, Non-Resident Indians, Foreign Currency Convertible Bonds, American Depository Receipts, Global Depository Receipts and convertible preference shares held by foreign entities.

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”), among other things, provide for the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment up to 49.0% in private sector banks is under automatic route and does not require any specific approval, foreign investment beyond 49.0% and up to 74.0% requires prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49% or sectoral cap, (whichever is lower) that does not result in the transfer of ownership or control from residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions laid out in the Rules. Additionally, in case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require approval of the Cabinet Committee on Economic Affairs. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/ Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/ Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0 % of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Any foreign investment in private banks by any person (including his relatives and associate enterprises and persons acting in concert) whereby such shareholding reaches or exceeds 5.0% shall require prior approval from the Reserve Bank of India for acquisition of shares or voting rights. The Reserve Bank of India shall assess the “fit and proper” status of such foreign investors according to the criteria laid down under the Master Direction dated November 19, 2015 on ‘Prior approval for acquisition of shares or voting rights in private sector banks’ and the Master Direction – Ownership in Private Sector Banks Directions, 2016 issued by the Reserve Bank of India, which will include extensive information on ownership of the investors and beneficial interest in the shares/voting rights being acquired. Additionally, the ceiling on voting rights is 26.0% of the total voting rights of a bank.

•	A foreign bank may operate in India through only one of the three channels viz., (i) branches (ii) a wholly-owned subsidiary and (iii) a subsidiary with aggregate foreign investment up to a maximum of 74.0% in a private bank. A foreign bank regulated by a banking supervisory authority in their home country and meeting the Reserve Bank of India’s licensing criteria will be allowed to set up a wholly-owned subsidiary in India. A foreign bank will be permitted to establish a wholly-owned subsidiary either through conversion of existing branches into a subsidiary or through a fresh banking license. A foreign bank will be permitted to establish a subsidiary through acquisition of shares of an existing private sector bank provided at least 26.0% of the paid-up capital of the private sector bank is held by residents at all times. A subsidiary of a foreign bank will be subject to the licensing requirements and conditions broadly consistent with those for new private sector banks.

The Reserve Bank of India earlier released its roadmap for foreign banks in India. See also “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that were identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January

2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. On November 6, 2013, the Reserve Bank of India released the framework for setting up of wholly owned subsidiaries by foreign banks in India. The Reserve Bank of India, in its second quarter monetary policy review announced in October 2013 has also proposed near national treatment for foreign banks, based on the principles of reciprocity and single mode of presence.

Under the Portfolio Investment Scheme:

i.	Effective from April 1, 2020, foreign portfolio investors, as referred in SEBI (FPI) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its Board of Directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24% or 49% or 74% or (ii) increase the aggregate limit to 49% or 74% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10% or more of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

Foreign Portfolio Investment – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India issued Foreign Portfolio Regulations, 2019. Under the foreign portfolio investment regime, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The total holding by each foreign portfolio investor or an investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. If the total investment exceeds the aforementioned threshold of below 10.0%, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered a foreign direct investment, and the foreign portfolio investor and its investor group shall not make further portfolio investments in that company. The aggregation of investment limits of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be aggregated at the investment limit as applicable to a single foreign portfolio investor.

Transfer of equity instruments by a person resident outside India

A person residing outside India (other than a non-resident Indian, overseas citizen of India or a former overseas corporate body) may transfer, by way of sale or gift, the equity instruments of an Indian company or units held by such person or entity to any person residing outside India, provided that:

•	prior government approval must be obtained for any transfer if the company is engaged in a sector that requires government approval; and

•	where the equity instruments are held by the person residing outside India on a non-repatriable basis, the transfer by way of sale where the transferee intends to hold the equity instruments on a reptariable basis, shall be in compliance with and subject to the adherence to entry routes, sectoral caps or investment limits, as specified in the applicable rules and attendant conditions for such investment, pricing guidelines, documentation and reporting requirements for such transfers, as may be specified by the Reserve Bank of India from time to time.

A person resident outside India holding equity instruments of an Indian company or units:

•	may transfer the same to a person resident in India by way of gift;

•	may sell the same on a recognized stock exchange in India through a registered broker in the manner prescribed by Securities and Exchange Board of India; or

•	may sell the same to a person resident in India, subject to the adherence to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the Reserve Bank of India in consultation with the Government from time to time.

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

Currently, an Indian entity or an investment vehicle making a downstream investment in another Indian entity which is considered as indirect foreign investment for the investee. Indian entity in terms of Foreign Exchange Management (Non-Debt Instrument) Rules, 2019, shall notify the Secretariat for Industrial Assistance about such investment (including modality of investment in new/existing ventures) within 30 days, even if shares have not been allotted. Such entity or investment vehicle shall also file Form DI with the Reserve Bank of India within 30 days from the date of allotment of equity instruments.

Issue of ADSs

Indian companies were permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 which has now been replaced by the Depository Receipts Scheme 2014. Such issuance is subject to sectoral cap, entry route, minimum capitalization norms, pricing norms, etc. as applicable as per the rules and regulations notified by the Government of India/Reserve Bank of India from time to time in this regard.

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the foreign direct investment scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant Foreign Exchange Management Act and the rules made thereunder, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the Securities and Exchange Board of India, will not be eligible to issue ADSs. Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. However, overseas corporate bodies as defined under applicable rules, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the Securities and Exchange Board of India are not eligible to subscribe to ADSs issued by Indian companies. Notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, and foreign portfolio investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depository facility by non-resident Indians, overseas corporate bodies and foreign institutional investors would be required.

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

Dividends

Under Indian law, a company pays dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months from the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends may be paid out of the company’s profits for the fiscal year for which the dividend is declared or out of undistributed profits of prior fiscal years, after excluding amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value. Dividends can also be paid by a company in the interim period, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the Board of Directors. The Reserve Bank of India has stipulated that banks may declare and pay dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Restrictions on Payment of Dividends”. Equity shares issued by us are pari passu in all respects including dividend entitlement.

We have paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2016, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.1 billion in July 2016. For fiscal 2017, we paid a dividend, excluding dividend tax, of Rs. 2.50 per equity share (pre-bonus issue), aggregating to Rs. 14.6 billion in July 2017. For fiscal 2018, we paid a dividend, excluding dividend tax, of Rs. 1.50 per equity share, aggregating to Rs. 9.7 billion in September 2018. For fiscal 2019, we paid a dividend, excluding dividend tax, of Rs. 1.00 per equity share, aggregating to Rs. 6.4 billion in August 2019. For fiscal 2020, the Board of Directors has not recommended any dividend as the Reserve Bank of India through its circular “Declaration of dividends by banks (Revised)” dated April 17, 2020, has directed that banks shall not make any further dividend payouts from the profits pertaining to fiscal 2020. The Reserve Bank of India has issued this direction with the intent that the banks conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by Covid-19.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2016	5.00	29.0
2017	5.00	29.1
2018	2.50	14.6
2019	1.50	9.7
2020	1.00	6.4

From fiscal 2021, dividend income is taxable in the hands of shareholders and the Companies are not liable to pay dividend distribution tax on distributed profits.

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

Residence

For the purposes of the Income-tax Act, an individual is a resident of India during any fiscal year if such individual:

(a) is in India in that year for 182 days or more or

(b) is in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year and periods aggregating 60 days or more in that fiscal year.

The period of 60 days is replaced with 182 days (where an individual is having income in India other than foreign source less than Rs. 1.5 million)/ replaced with 120 days (where an individual is having income in India other than foreign source more than Rs. 1.5 million) in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year, or an Indian citizen who leaves India for purposes of employment or as a member of the crew of an Indian ship during the fiscal year. A company is resident in India in any fiscal year if it is an Indian company or its place of effective management in that year is in India. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India. As per the circular issued by the Government of India, for the individuals who have come to India before March 22, 2020 and intended to leave before March 31, 2020, but owing to the outbreak of Covid-19 and consequent lockdown implemented by the Government are required to prolong their stay in India, the period of stay in India from March 22, 2020 to March 31, 2020 shall not be taken into account for determining the residential status.

Taxation of Distributions

As per Finance Act, 2020, Dividend Distribution Tax (DDT) is being abolished and dividends paid are subject to tax in India in the hands of a recipient. Hence, as per provision of the income tax laws, dividends distributed will be taxable in the hands of the non-resident recipient at the rate of 10%, and payer of the dividend would be required to deduct tax at the rate of 10%.

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

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or as business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date on which the request for redemption of the ADS was made), the resulting long-term capital gains will be taxable as per the provision of the Income Tax Act, at the rate of 10% (plus the applicable surcharge and education cess) under the provision of the Income Tax Act, if the total long-term capital gain exceeds Rs. 0.1 million and the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale and purchase. For computing capital gains relating to the acquisition made before February 1, 2018, the cost of acquisition shall be higher of actual cost of acquisition or lower of price of equity shares quoted on stock exchange on January 31, 2018 (if no trading then immediately preceding day) or sale price. Further, an additional requirement for payment of securities transaction tax on conversion of ADSs to equity shares has been relaxed subject to certain conditions. If the equity share has been held for 12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 15% (plus the applicable surcharge and education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharge and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the Government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains i.e. it will be taxable as per the local laws of India.

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares,

(a)	To be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Income Tax Act. As per the provisions of the Income Tax Act, any income by way of capital gains payable to non-residents may be subject to withholding of tax at the rate under the Income Tax Act or the double taxation treaty, whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India and such other documents as may be prescribed under the Act to get the benefit of the applicable double taxation treaty.

(b)	The non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of the Income Tax Act

(c)	However, as per of the Income Tax Act, no deduction of tax shall be made from capital gain arising from transfer of securities, payable to a Foreign Institutional Investor.

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

General Anti Avoidance Rule

The provisions for General Anti Avoidance of Tax are effective from April 1, 2017. The powers to invoke provisions under General Anti Avoidance of Tax are bestowed upon the Indian Income Tax Authorities if they allege that the primary motive of a particular transaction or arrangement is to obtain a tax advantage. If provisions under General Anti Avoidance of Tax are invoked by tax authorities, then a tax benefit or benefit under the tax treaty may be denied.

Stamp Duty

Upon the issuance of the equity shares underlying ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share. A transfer of ADSs is not subject to stamp duty under Indian law. Generally, upon the receipt of equity shares in physical form from the depository in exchange for ADSs representing such equity shares, a non-resident investor is liable for stamp duty under Indian law which would be applicable to re-issuances in physical form. This stamp duty is the same as stamp duty payable on original issuances in physical form. Similarly, an agreement to sell equity shares in physical form by a non-resident investor is also subject to stamp duty at the rate of 0.005% of the market value of the equity shares on the trade date. In addition, a stamp duty of 0.25% of the market value of the equity shares on the trade date is levied upon the transfer certificate. Customarily, stamp duty is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form, unless the trade is for 500 shares or less, in which case, the shares may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates that are applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

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

United States Federal Income Tax

The following is a description of material U.S. federal income tax consequences to U.S. Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to your decision to own ADSs or equity shares. This discussion applies to you only if you are a U.S. Holder that owns ADSs or equity shares as capital assets for U.S. federal income tax purposes.

This discussion does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, tax consequences of the “Medicare contribution tax” on “net investment income”, any special tax accounting rules that may apply under Section 451 of the Internal Revenue Code of 1986, as amended (the "Code") and tax consequences that may be applicable to you if you are a person subject to special rules, such as:

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

This discussion is based on the tax laws of the United States including the Code, proposed and final Treasury regulations, revenue rulings and judicial decisions, all as of the date hereof, which may change, possibly with retroactive effect.

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

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. Subject to the PFIC rules described below, the amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupees received, calculated by reference to the exchange rate in effect on the date the payment is received by the depository (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S. source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the PFIC discussion below, if you are a non-corporate U.S. Holder, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at these favorable rates.

Indian income taxes withheld from cash dividends on the Company shares or ADSs will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. Holder's circumstances. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such Indian taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the “Active Banks Proposed Regulations”), which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2020. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form and the manner of their application of the Active Banks Proposed Regulations is not entirely clear, because the rules applicable to active insurance companies are subject to change (including under certain proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks and insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

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

The data for fiscal 2016 through fiscal 2020 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

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

The consolidated financial statements for fiscal 2016 through fiscal 2018 were audited by B S R & Co. LLP, Chartered Accountants, and for fiscal 2019 and fiscal 2020 by Walker Chandiok & Co LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2016 through 2020 have also been audited by KPMG Assurance and Consulting Services LLP, formerly known as KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP, formerly known as KPMG, are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, had been accounted for by the equity method up till fiscal 2017. On July 3, 2017 our general insurance joint venture agreement with Fairfax Financial Holdings was terminated in a mutual agreement. Hence, under U.S. GAAP, the ICICI Lombard General Insurance Company Limited has been fully consolidated from fiscal 2018. Under Indian GAAP, these insurance subsidiaries are fully consolidated across all the years.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2020. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year- end fiscal 2020 was Rs. 75.39 per US$ 1.00.

Additional Information

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, among other things, carry on the business of banking in any part of India or outside India.

Directors’ Powers

ICICI Bank’s directors’ powers include the following:

•	Article 135 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement

•	Directors have no powers to vote in absence of a quorum.

•	Article 79 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the Board of Directors, borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, perpetual or redeemable debentures or debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including our uncalled capital.

Amendment to Rights of Holders of Equity Shares

Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, passed by not less than three times the number of votes cast against the resolution.

Change in Control Provisions

Article 56 of the Articles of Association provides that the Board of Directors may at its discretion decline to register or acknowledge any transfer of any securities in respect of securities upon which we have a lien or while any money in respect of the securities desired to be transferred on any of them remain unpaid. Moreover, the Board of Directors may refuse to register the transfer of any securities if the total nominal value of any securities intended to be transferred by any person would, together with the total nominal value of any securities held in ICICI Bank, exceed 1% of the paid-up equity share capital of ICICI Bank or if the Board of Directors is satisfied that as a result of such transfer, it would result in the change in the Board of Directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Recent Amendments to Memorandum and Articles of Association

In view of the changes in the regulatory provisions, including enactment of the Companies Act, 2013, the repeal of the provisions of the Companies Act, 1956, as amended, and amendments to the Banking Regulation Act, 1949 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended up to April 2019, the existing Articles of Association of the Bank required alterations, replacement or deletions. Hence, it was considered necessary to wholly replace the existing Articles of Association with revised Articles of Association. The Board of Director at its meeting held on May 6, 2019 approved the alterations to Memorandum of Association and the proposed revised Articles of Association of the Bank, subject to the approval of the Shareholders and such regulatory approvals as may be necessary or required. The Shareholders at the annual general meeting held on August 9, 2019:

(a) approved the special resolution for alterations to Memorandum of Association of the Bank aligning it with the Companies Act, 2013 and rules made thereunder and

(b) approved the special resolution for adoption of revised Articles of Association of the Bank aligning it with the regulatory provisions including the Companies Act, 2013, amendments to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The Reserve Bank of India through its letter dated August 23, 2019 received on August 28, 2019 by the Bank duly noted the amendments to Memorandum of Association and adoption of revised Articles of Association of the Bank with due reference to the applicable provisions under the Banking Regulation Act.

The amendments to Memorandum of Association and adoption of revised Articles of Association are attached as exhibits to this annual report.

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

Exhibit Index

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended.
1.2	ICICI Bank Articles of Association, as amended.
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2012 for fiscal 2012 filed on July 31, 2012 filed on July 31, 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2016 for fiscal 2016 filed on August 1, 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
2.5	ICICI Bank’s Specimen Certificate for Equity Shares
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein)
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes- Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
Name:	Mr. Rakesh Jha
Title:	Group Chief Financial Officer

Place: Mumbai

Date: July 31, 2020

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements
For the year ended March 31, 2019
and March 31, 2020 together
with Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited (‘the Bank’) and subsidiaries (collectively, ‘the Company’) as of March 31, 2020 and 2019, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2020, and the related notes and financial statement schedules 1 to 18 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2020, in conformity with generally accepted accounting principles in India.

Differences from U.S. Generally Accepted Accounting Principles

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 of Schedule 18B to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’), and our report dated July 31, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

Critical Audit Matter

The critical audit matter communicated below is the matter arising from the current period audit of the consolidated financial statements that is communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the allowance for loan losses

As discussed in Notes 1, 2, 21, and 22, the Company’s allowance for loan losses (ALL) under generally accepted accounting principles in India (Indian GAAP) was Rs. 331,166.7 million and the ALL amount included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. generally accepted accounting principles (U.S. GAAP) was Rs 20,964.2 million. The Bank’s ALL for impaired loans under Indian GAAP (non-performing loans or NPLs) in respect of non-homogeneous commercial loans involves evaluation of additional information (other than that relating to the payment record) required for proper and timely identification of NPL through a review of select accounts. Measurement of the Bank’s ALL for non-performing loans under Indian GAAP requires an estimation of the values of collateral held by the Bank. The Company’s ALL under U.S. GAAP consists of the ALL on impaired non-homogeneous commercial loans, the ALL on homogeneous commercial loans, and the ALL on consumer loans. Impaired commercial loans are identified based on an internal assessment of collectability based on qualitative and quantitative criteria such as the account conduct, future prospects, repayment history and financial performance. The ALL for such impaired non-homogenous commercial loans under U.S. GAAP is based on either the present value of the expected future cash flows, or in the case of a collateral dependent loan, on the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan. In respect of other commercial loans that are not impaired, the ALL is determined collectively using a statistical model, based on internal estimates of the loan grades, probability of default (PD), loss given default (LGD), historic lookback period, loss emergence period (LEP) historically observed by the Company and impact of the current underlying economic conditions. The ALL for consumer loans (comprising consumer mortgages, other secured loans, revolving credit and other unsecured consumer loans) is estimated collectively, based upon statistical analysis that, among other factors, includes analysis of historical delinquency, credit loss experience and impact of the current underlying economic conditions.

We identified the assessment of the ALL as a critical audit matter because it involved significant identification and measurement uncertainty requiring complex auditor judgement and knowledge and experience in the industry. Identification of impaired loans of the Bank under Indian GAAP involves evaluation of additional information (other than that relating to the payment record), which requires complex auditor judgement. The measurement of the Bank’s ALL for NPLs under Indian GAAP required an estimation of the values of collateral held by the Bank. The identification of impairment of non-homogeneous commercial loans under U.S. GAAP required significant auditor judgment to assess the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history, and financial performance.

KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

The measurement of the ALL for such impaired non-homogenous commercial loans under U.S. GAAP required significant auditor judgment to estimate the recovery on these loans based on either the present value of the expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell, determined individually for each such loan. The estimation of the ALL in respect of commercial loans that were not individually considered to be impaired required complex auditor judgment over the methodology used by the Company to estimate the loan grades, PD, LGD, historic lookback period, LEP historically observed by the Company and impact of the current underlying economic conditions. The ALL in respect of consumer loans required complex auditor judgment over estimation of the delinquency experience and stressed recovery estimates applied to the current ageing of the portfolio and impact of the current underlying economic conditions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This includes controls related to the assessment of the ALL, including controls over the:

-	evaluation of additional information (other than that relating to the payment record) required for proper and timely identification of NPL through a review of select accounts;

-	estimation of the values of collateral considered for measurement of the ALL for NPLs;

-	determination of impairment for commercial loans based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria;

-	estimation of recovery on impaired commercial loans based on either the present value of expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell;

-	determination of the methodology used by the Company to estimate the loan grades, PD, LGD, historic lookback period, LEP historically observed by the Company and impact of the current underlying economic conditions; and

-	estimation of the delinquency experience and stressed recovery estimates applied to the current ageing of the portfolio and impact of the current underlying economic conditions.

For a selection of commercial loans, we tested the identification of NPLs using additional information (other than that relating to the payment record) available with the Bank by evaluating financial performance of the borrower and the other applicable qualitative criteria considered in accordance with the Bank’s policy and practice followed under Indian GAAP. We tested the value of collateral considered for the measurement of the Bank’s ALL for NPLs under Indian GAAP by comparing it to external appraisals. We performed credit reviews for a selection of commercial loans to test the impairment conclusion under U.S. GAAP based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance.

KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

For a selection of impaired commercial loans, we tested the measurement of the ALL by comparing the value of collateral to external appraisals or tested the projections of future cash flows by comparing them to historic performance and assessing them against current economic conditions. For the ALL in respect of commercial loans that were not individually considered to be impaired, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the methodology for estimation of the ALL for compliance with U.S. GAAP;

-	testing the methodology used for estimation of loan grades by performing both qualitative and quantitative validation of credit rating models used to assign the loan grades; and

-	evaluating the PD and LGD methodology by (1) comparing the actual default rates to the assigned probability of defaults at a loan grade level in relation to PD and (2) comparing management’s estimate of LGD to historical trends of loan charge-offs within the portfolio.

For ALL in respect of consumer loans, we evaluated the delinquency experience by back-testing it to longer delinquency experiences and the recovery estimates by comparing the same to actual recovery trends and the impact of the current underlying economic conditions on the same. We involved credit risk professionals with specialized skills and knowledge to test the methodology used to estimate the stressed recovery by benchmarking the methodology with acceptable industry practice considered for the ALL for consumer loans.

We have served as the Company’s auditor since 1999.

/s/KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 31, 2020

KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2020 and 2019, the related consolidated profit and loss accounts, and cash flows for each of the years in the three-year period ended March 31, 2020, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements), and our report dated July 31, 2020 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

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

/s/KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 31, 2020

KPMG (Registered) (a partnership firm with Registration No. BA-62445) converted into KPMG Assurance and Consulting Services LLP (a Limited Liability Partnership with LLP Registration No. AAT-0367), with effect from July 23, 2020.

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2020	March 31, 2019

CAPITAL AND LIABILITIES

Capital	1	12,947,649	12,894,598
Employees stock options outstanding		34,858	46,755
Reserves and surplus	2	1,216,618,065	1,129,592,715
Minority interest	2A	67,947,696	65,805,358
Deposits	3	8,007,844,610	6,813,169,361
Borrowings	4	2,138,517,821	2,103,241,208
Liabilities on policies in force		1,454,862,509	1,523,787,542
Other liabilities and provisions	5	874,149,115	739,401,370

TOTAL CAPITAL AND LIABILITIES		13,772,922,323	12,387,938,907

ASSETS

Cash and balances with Reserve Bank of India	6	3,53,119,341	380,662,784
Balances with banks and money at call and short notice	7	925,409,876	493,246,169
Investments	8	4,434,726,298	3,982,007,553
Advances	9	7,062,461,122	6,469,616,813
Fixed assets	10	104,086,576	96,604,227
Other assets	11	893,119,110	965,801,361

TOTAL ASSETS		13,772,922,323	12,387,938,907

Contingent liabilities	12	30,030,535,324	26,120,719,378
Bills for collection		484,012,620	495,791,861
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended
	Schedule	March 31, 2020	March 31, 2019	March 31, 2018

I. INCOME
Interest earned	13	848,357,730	719,816,540	621,623,505
Other income	14	649,503,301	593,248,453	568,067,510

TOTAL INCOME		1,497,861,031	1,313,064,993	1,189,691,015

II. EXPENDITURE
Interest expended	15	446,655,222	391,775,414	342,620,468
Operating expenses	16	715,178,988	642,588,800	557,556,292
Provisions and contingencies (refer note 18.6)		223,772,141	221,809,173	198,518,808

TOTAL EXPENDITURE		1,385,606,351	1,256,173,387	1,098,695,568

III. PROFIT/(LOSS)
Net profit for the year		112,254,680	56,891,606	90,995,447
Less: Minority interest		16,591,602	14,349,219	13,873,582
Net profit after minority interest		95,663,078	42,542,387	77,121,865
Profit brought forward		220,201,086	219,991,613	215,045,471

TOTAL PROFIT/(LOSS)		315,864,164	262,534,000	292,167,336

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		19,828,000	8,409,000	16,944,000
Transfer to Reserve Fund		3,670	7,569	10,541
Transfer to Capital Reserve		3,954,400	280,000	25,654,600
Transfer to Capital Redemption Reserve		----	3,500,000	----
Transfer to/(from) Investment Reserve Account		----	----	----
Transfer to/(from) Investment Fluctuation Reserve		6,690,000	12,692,000	----
Transfer to Special Reserve		7,966,300	5,352,000	6,206,000
Transfer to/(from) Revenue and other reserves		686,312	245,223	6,454,526
Dividend paid during the year		6,453,078	9,651,292	14,574,649
Corporate dividend tax paid during the year		2,282,446	1,933,076	2,331,407
Balance carried over to balance sheet		267,999,958	220,463,840	219,991,613

TOTAL		315,864,164	262,534,000	292,167,336

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		14.81	6.61	12.02
Diluted (Rs.)		14.55	6.53	11.89
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

		Year ended
		March 31, 2020	March 31, 2019	March 31, 2018

Cash flow from/(used in) operating activities

Profit before taxes		169,294,471	59,733,445	95,911,046

Adjustments for:
Depreciation and amortisation		13,696,381	10,453,730	10,390,761
Net (appreciation)/depreciation on investments		21,809,159	57,889	(21,343,283)
Provision in respect of non-performing and other assets		89,627,398	176,113,934	147,516,047
General provision for standard assets		34,439,929	2,414,407	2,960,374
Provision for contingencies & others		7,936,906	22,498,491	9,763,944
(Profit)/loss on sale of fixed assets		(1,450)	22,012	(29,027)
Employees stock option grants		114,130	79,426	131,128

	(i)	336,916,924	271,373,154	245,300,990

Adjustments for:
(Increase)/decrease in investments		(315,313,149)	33,463,685	(147,368,884)
(Increase)/decrease in advances		(692,434,146)	(972,978,394)	(687,502,223)
Increase/(decrease) in deposits		1,194,675,249	955,208,236	732,088,482
(Increase)/decrease in other assets		24,560,834	(31,691,451)	(80,169,309)
Increase/(decrease) in other liabilities and provisions		271,160,685	314,897,698	175,987,900

	(ii)	482,649,473	298,899,774	(6,964,034)

Refund/(payment) of direct taxes	(iii)	(23,918,931)	(83,562,401)	(44,507,633)

Net cash flow from/(used in) operating activities	((i)+(ii)+(iii)) (A)	795,647,466	486,710,527	193,829,323

Cash flow from/(used in) investing activities
Purchase of fixed assets		(187,345,22)	(11,481,488)	(10,421,438)
Proceeds from sale of fixed assets		255,374	468,831	265,828
(Purchase)/sale of held to maturity securities		(404,605,131)	(290,459,494)	(495,578,927)

Net cash flow from/(used in) investing activities	(B)	(423,084,279)	(301,472,151)	(505,734,537)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		5,493,213	3,486,300	3,939,495
Proceeds from long-term borrowings		366,114,451	262,388,237	430,554,398
Repayment of long-term borrowings		(520,006,249)	(304,162,713)	(404,339,556)
Net proceeds/(repayment) of short-term borrowings		187,184,210	(149,997,897)	383,766,528
Dividend and dividend tax paid		(8,863,792)	(11,688,270)	(17,161,116)

Net cash flow from/(used in) financing activities	(C)	29,921,833	(199,974,343)	396,759,749

Effect of exchange fluctuation on translation reserve	(D)	2,135,244	(1,346,413)	228,112

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	404,620,264	(16,082,380)	85,082,647

Cash and cash equivalents at beginning of the year	873,908,953	889,991,333	804,908,686
Cash and cash equivalents at end of the year	1,278,529,217	873,908,953	889,991,333

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	March 31, 2020	March 31, 2019

Authorised capital
12,500,000,000 equity shares of Rs. 2 each[1] (March 31, 2019: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
6,446,239,653 equity shares of Rs. 2 each (March 31, 2019: 6,427,990,776 equity shares)	12,892,479	12,855,981
Add: 26,525,550 equity shares of Rs. 2 each (March 31, 2019: 18,248,877 equity shares) issued during the year pursuant to exercise of employee stock options	53,051	36,498
	12,945,530	12,892,479

Add: Forfeited equity shares[1]	2,119	2,119

TOTAL CAPITAL	12,947,649	12,894,598

1.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

I. Statutory reserve
Opening balance	237,377,519	228,968,519
Additions during the year	19,828,000	8,409,000
Deductions during the year	--	--

Closing balance	257,205,519	237,377,519

II. Special reserve
Opening balance	99,739,700	94,387,700
Additions during the year	7,966,300	5,352,000
Deductions during the year	--	--

Closing balance	107,706,000	99,739,700

III. Securities premium
Opening balance	330,333,217	326,802,474
Additions during the year[1]	5,566,189	3,530,743
Deductions during the year	--	--

Closing balance	335,899,406	330,333,217

IV. Investment reserve account
Opening balance	--	--
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	---	---

V. Investment fluctuation reserve
Opening balance	12,692,000	--
Additions during the year[2]	6,690,000	12,692,000
Deductions during the year	--	--

Closing balance	19,382,000	12,692,000

VI. Unrealised investment reserve[3]
Opening balance	114,773	187,932
Additions during the year	8,352	11,439
Deductions during the year	(393,167)	(84,598)

Closing balance	(270,042)	114,773

VII. Capital reserve
Opening balance	128,785,616	128,505,616
Additions during the year[4]	3,954,400	280,000
Deductions during the year	--	--

Closing balance[5]	132,740,016	128,785,616

VIII. Capital redemption reserve
Opening balance	3,500,000	--
Additions during the year	--	3,500,000
Deductions during the year	--	--

Closing balance[6]	3,500,000	3,500,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

IX. Foreign currency translation reserve
Opening balance	18,004,703	19,351,116
Additions during the year	2,135,244	308,432
Deductions during the year	--	(1,654,845)

Closing balance	20,139,947	18,004,703

X. Revaluation reserve
Opening balance	30,699,986	30,276,392
Additions during the year[7]	1,430,661	1,038,994
Deductions during the year[8]	(697,050)	(615,400)

Closing balance	31,433,597	30,699,986

XI. Reserve fund
Opening balance	73,968	66,399
Additions during the year[9]	3,670	7,569
Deductions during the year	--	--

Closing balance	77,638	73,968

XII. Revenue and other reserves
Opening balance	48,070,147	50,099,364
Additions during the year	1,526,651	970,707
Deductions during the year[10]	(8,792,772)	(2,999,924)

Closing balance[11,12,13]	40,804,026	48,070,147

XIII. Balance in profit and loss account[14]	267,999,958	220,201,086

TOTAL RESERVES AND SURPLUS	1,216,618,065	1,129,592,715

1.	Includes Rs. 5,452.1 million (March 31, 2019: Rs. 3,451.5 million) on exercise of employee stock options.

2.	Represents an amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the year. As per the RBI circular, from the year ended March 31, 2019, an amount not less than the lower of net profit on sale of AFS and HFT category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

3.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

4.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

5.	Includes capital reserve on consolidation amounting to Rs. 79.1 million (March 31, 2019: Rs. 79.1 million).

6.	Represents amount transferred by the Bank from accumulated profit on account of Redeemable Non-Cumulative Preference Shares (350 RNCPS) of Rs. 10.0 million each redeemed at par during the year ended March 31, 2019. The Bank created Capital redemption reserve, as required under the Companies Act, 2013, out of surplus profits available for previous years.

7.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

8.	Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

9.	Includes appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch.

10.	Includes Rs. 6,896.7 million towards reduction in fair value change account of insurance subsidiaries (March 31, 2019: Rs. 2,933.1 million).

11.	Includes unrealised profit/(loss), net of tax, of Rs. (2,441.5) million (March 31, 2019: Rs. (536.3) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

12.	Includes restricted reserve of Nil (March 31, 2019: Rs. 3.8 million) primarily relating to lapsed contracts of the life insurance subsidiary.

13.	Includes debenture redemption reserve amounting to Rs. 154.8 million (March 31, 2019: Rs. 135.5 million) of ICICI Lombard General Insurance Company Limited.

14.	At March 31, 2019 includes impact of Rs. 263.0 million (equivalent to CAD 5.1 million) on account of adoption of IFRS 9– Financial instruments by ICICI Bank Canada.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

Opening minority interest	65,805,358	60,081,860
Subsequent increase/(decrease) during the year	2,142,338	5,723,498

CLOSING MINORITY INTEREST	67,947,696	65,805,358

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

A. I. Demand deposits
i) From banks	64,802,599	74,141,205
ii) From others	985,082,977	893,908,957
II. Savings bank deposits	2,540,649,723	2,355,305,786
III. Term deposits
i) From banks	202,585,695	165,000,950
ii) From others	4,214,723,616	3,324,812,463

TOTAL DEPOSITS	8,007,844,610	6,813,169,361

B. I. Deposits of branches in India	7,624,010,796	6,447,910,340
II. Deposits of branches/subsidiaries outside India	383,833,814	365,259,021

TOTAL DEPOSITS	8,007,844,610	6,813,169,361

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

I. Borrowings In India
i) Reserve Bank of India[1]	118,328,500	66,551,500
ii) Other banks	77,196,158	98,446,218
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions[2]	583,971,583	279,488,963
iv) Borrowings in the form of
a) Deposits	25,240,937	10,506,425
b) Commercial paper	32,372,198	19,095,340
c) Bonds and debentures (excluding subordinated debt)	223,537,229	220,533,206
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	101,200,000	101,200,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	--	33,800,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	122,224,946	142,667,140

TOTAL BORROWINGS IN INDIA	1,284,071,551	972,288,792

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	16,635,263	15,445,655
ii) Bonds and notes	317,155,245	443,701,483
iii) Other borrowings	520,655,762	671,805,278

TOTAL BORROWINGS OUTSIDE INDIA	854,446,270	1,130,952,416

TOTAL BORROWINGS	2,138,517,821	2,103,241,208

1.   Includes borrowings made by the Bank amounting to Rs. 86,810.0 million (March 31, 2019: Rs. 35,000.0 million) under Liquidity Adjustment Facility (LAF).

2.   Includes borrowings made by the Bank under repo and refinance.

3.   Secured borrowings in I and II above amount to Rs. 149,584.2 million (March 31, 2019: Rs. 158,484.7 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2020	March 31, 2019

I.	Bills payable	57,142,223	86,191,837
II.	Inter-office adjustments (net)	7,439,584	717,556
III	Interest accrued	30,710,476	36,648,114
IV	Sundry creditors	350,493,422	336,952,875
V.	General provision for standard assets[1]	66,235,813	31,496,087
VI	Others (including provisions)[2,3]	362,127,597	247,394,901

	TOTAL OTHER LIABILITIES AND PROVISIONS	874,149,115	739,401,370

1.	At March 31, 2020, includes Covid-19 related provision of the Bank amounting to Rs. 27,250.0 million.

2.	Includes specific provision for standard loans of the Bank amounting to Rs. 8,211.4 million (March 31, 2019: Rs. 4,769.0 million).

3.	Includes corporate dividend tax payable amounting to Nil (March 31, 2019: Rs. 128.3 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019
I. Cash in hand (including foreign currency notes)	99,698,231	89,113,817
II. Balances with Reserve Bank of India in current accounts	253,421,110	291,548,967

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	353,119,341	380,662,784

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019
I. In India
i) Balances with banks
a) in current accounts	3,641,937	4,526,342
b) in other deposit accounts	33,350,096	27,100,732
ii) Money at call and short notice
a) with banks[1]	594,212,800	89,457,750
b) with other institutions[2]	81,925,266	25,216,743

TOTAL	713,130,099	146,301,567

II. Outside India
i) in current accounts	139,090,607	162,722,416
ii) in other deposit accounts	25,420,683	48,959,266
iii) Money at call and short notice	47,768,487	135,262,920

TOTAL	212,279,777	346,944,602

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	925,409,876	493,246,169

1.	Includes lending by the Bank under Liquidity Adjustment Facility (LAF).

2.	Includes lending by the Bank under reverse repo.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

I. Investments in India net of provisions
i) Government securities	2,426,824,439	1,876,580,127
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares)[1]	140,980,322	133,554,527
iv) Debentures and bonds	390,872,056	391,443,021
v) Assets held to cover linked liabilities of life insurance business	970,849,767	1,109,458,136
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits and other related investments)	363,865,046	348,419,946

TOTAL INVESTMENTS IN INDIA	4,293,391,630	3,859,455,757

II. Investments outside India net of provisions
i) Government securities	76,815,873	62,208,341
ii) Others (equity shares, bonds and certificate of deposits)	64,518,795	60,343,455

TOTAL INVESTMENTS OUTSIDE INDIA	141,334,668	122,551,796

TOTAL INVESTMENTS	4,434,726,298	3,982,007,553

A. Investments in India
Gross value of investments[2]	4,364,490,309	3,888,123,653
Less: Aggregate of provision/depreciation/(appreciation)	71,098,679	28,667,896

Net investments	4,293,391,630	3,859,455,757

B. Investments outside India
Gross value of investments	145,190,661	124,604,590
Less: Aggregate of provision/depreciation/(appreciation)	3,855,993	2,052,794

Net investments	141,334,668	122,551,796

TOTAL INVESTMENTS	4,434,726,298	3,982,007,553

1.	Includes cost of investment in associates amounting to Rs. 6,975.4 million (March 31, 2019: Rs. 7,293.5 million) and goodwill on consolidation of associates amounting to Rs. 163.1 million (March 31, 2019: Rs. 163.1 million).

2.	Includes net depreciation amounting to Rs. 109,396.5 million (March 31, 2019: net appreciation amounting to Rs. 110,501.1 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

A. i) Bills purchased and discounted[1]	452,367,010	367,577,735
ii) Cash credits, overdrafts and loans repayable on demand	1,569,192,857	1,471,378,348
iii) Term loans	5,040,901,255	4,630,660,730

TOTAL ADVANCES	7,062,461,122	6,469,616,813

B. i) Secured by tangible assets (includes advances against book debts)	5,191,797,182	4,640,335,848
ii) Covered by bank/government guarantees	102,027,895	116,401,740
iii) Unsecured	1,768,636,045	1,712,879,225

TOTAL ADVANCES	7,062,461,122	6,469,616,813

C. I. Advances in India
i) Priority sector	1,909,009,874	1,696,365,965
ii) Public sector	159,541,485	146,431,801
iii) Banks	4,468,311	3,253,967
iv) Others	3,983,772,642	3,526,902,944

TOTAL ADVANCES IN INDIA	6,056,792,312	5,372,954,677

II. Advances outside India
i) Due from banks	7,567,003	22,387,781
ii) Due from others
a) Bills purchased and discounted	169,229,147	166,989,637
b) Syndicated and term loans	572,197,077	558,394,839
c) Others	256,675,583	348,889,879

TOTAL ADVANCES OUTSIDE INDIA	1,005,668,810	1,096,662,136

TOTAL ADVANCES	7,062,461,122	6,469,616,813

1.	Net of bills re-discounted amounting to Nil (March 31, 2019: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

I. Premises Gross block
At cost at March 31 of preceding year	91,641,299	89,546,213
Additions during the year[1]	3,406,276	2,896,928
Deductions during the year	(757,682)	(801,842)
Closing balance	94,289,893	91,641,299
Less: Depreciation to date[2]	(19,790,481)	(18,131,632)

Net block[3]	74,499,412	73,509,667

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	72,962,862	71,014,065
Additions during the year	15,799,750	9,171,004
Deductions during the year	(2,947,622)	(7,222,207)
Closing balance	85,814,990	72,962,862
Less: Depreciation to date[4]	(58,967,593)	(52,282,900)

Net block	26,847,397	20,679,962

III. Assets given on lease Gross block
At cost at March 31 of preceding year	16,714,629	16,714,629
Additions during the year	339,420	--
Deductions during the year	--	--
Closing balance[5]	17,054,049	16,714,629
Less: Depreciation to date, accumulated lease adjustment and provisions[6]	(14,314,282)	(14,300,031)

Net block	2,739,767	2,414,598

TOTAL FIXED ASSETS	104,086,576	96,604,227

1.	Includes revaluation gain amounting to Rs. 1,430.7 million (March 31, 2019: Rs. 1,039.0 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Includes depreciation charge amounting to Rs. 2,267.5 million for the year ended March 31, 2020 (year ended March 31, 2019: Rs. 2,096.6 million), including depreciation charge on account of revaluation of Rs. 654.9 million for the year ended March 31, 2020 (year ended March 31, 2019: Rs. 589.5 million).

3.	Includes assets of the Bank amounting to Nil (March 31, 2019: Rs. 22.2 million) which are held for sale.

4.	Includes depreciation charge amounting to Rs. 9,430.4 million for the year ended March 31, 2020 (year ended March 31, 2019: Rs. 7,361.8 million).

5.	At March 31, 2020, includes assets taken on lease by the Bank amounting to Rs. 339.4 million (March 31, 2019: Nil).

6.	Includes depreciation charge/lease adjustment/provisions amounting to Rs. 14.2 million for the year ended March 31, 2020 (year ended March 31, 2019: insignificant amount).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

I. Inter-office adjustments (net)	--	--
II. Interest accrued	111,769,955	98,043,710
III. Tax paid in advance/tax deducted at source (net)	73,879,871	101,872,667
IV. Stationery and stamps	40,686	66,696
V. Non-banking assets acquired in satisfaction of claims[1,2]	--	10,040,166
VI. Advance for capital assets	3,393,922	2,219,891
VII. Deposits	31,384,252	17,221,877
VIII. Deferred tax asset (net) (refer note 18.9)	88,070,295	109,372,947
IX. Deposits in Rural Infrastructure and Development Fund	287,570,782	292,545,621
X. Others3,	297,009,347	334,417,786

TOTAL OTHER ASSETS	893,119,110	965,801,361

1.	During the year ended March 31, 2020, the Bank has not acquired any assets (year ended March 31, 2019: Nil) in satisfaction of claims under debt-asset swap transactions. Assets amounting to Rs. 1,317.4 million were sold by the Bank during the year ended March 31, 2020 (year ended March 31, 2019: Nil).

2.	Net of provision held by the Bank amounting to Rs. 30,517.8 million (March 31, 2019: Rs. 22,147.3 million).

3.	Includes goodwill on consolidation amounting to Rs. 1,097.0 million (March 31, 2019: Rs. 1,097.0 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2020	March 31, 2019

I. Claims against the Group not acknowledged as debts	73,590,691	65,029,948
II. Liability for partly paid investments	4,519,980	12,455
III. Liability on account of outstanding forward exchange contracts[1]	7,598,623,656	4,889,593,918
IV. Guarantees given on behalf of constituents
a) In India	872,909,267	851,493,764
b) Outside India	223,256,667	218,124,554
V. Acceptances, endorsements and other obligations	346,874,154	433,839,126
VI. Currency swaps[1]	513,321,692	426,896,157
VII. Interest rate swaps, currency options and interest rate futures[1]	20,305,084,769	19,125,634,207
VIII. Other items for which the Group is contingently liable	92,354,448	110,095,249

TOTAL CONTINGENT LIABILITES	30,030,535,324	26,120,719,378

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018

I. Interest/discount on advances/bills	609,283,070	508,848,307	432,528,240
II. Income on investments	209,712,041	181,022,872	161,256,201
III. Interest on balances with Reserve Bank of India and other inter-bank funds	9,074,114	9,271,072	8,104,078
IV. Others [1,2]	20,288,505	20,674,289	19,734,986

TOTAL INTEREST EARNED	848,357,730	719,816,540	621,623,505

1.	Includes interest on income tax refunds amounting to Rs. 2,998.6 million (March 31, 2019: Rs. 4,904.1 million, March 31, 2018: Rs. 2,802.2 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended

	March 31, 2020	March 31, 2019	March 31, 2018

I. Commission, exchange and brokerage	141,948,800	126,056,742	112,628,543
II. Profit/(loss) on sale of investments (net)[1]	36,883,852	24,897,889	72,499,841
III. Profit/(loss) on revaluation of investments (net)	(4,507,654)	1,079,594	(4,429,497)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	1,450	(22,012)	29,027
V. Profit/(loss) on exchange/derivative transactions (net)	16,898,500	17,837,857	15,856,263
VI. Premium and other operating income from insurance business	455,011,126	420,938,652	369,369,032
VII. Miscellaneous income (including lease income)[3]	3,267,227	2,459,731	2,114,301

TOTAL OTHER INCOME	649,503,301	593,248,453	568,067,510

1.	For the year ended March 31, 2019 includes gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through an offer for sale on stock exchanges.

2.	Includes profit/(loss) on sale of assets given on lease.

3.	Includes share of profit/(loss) from associates of Rs. 1,752.2 million (March 31, 2019: Rs. 803.2 million, March 31, 2018: Rs. 515.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 15 - INTEREST EXPENDED

(Rs. in thousands)

	Year ended

	March 31, 2020	March 31, 2019	March 31, 2018

I. Interest on deposits	332,242,790	269,951,782	237,396,889
II. Interest on Reserve Bank of India/inter-bank borrowings	21,664,948	24,717,716	15,506,754
III. Others (including interest on borrowings of erstwhile ICICI Limited)	92,747,484	97,105,916	89,716,825

TOTAL INTEREST EXPENDED	446,655,222	391,775,414	342,620,468

SCHEDULE 16 - OPERATING EXPENSES

(Rs. in thousands)

	Year ended

	March 31, 2020	March 31, 2019	March 31, 2018

I. Payments to and provisions for employees	111,567,453	94,252,552	83,335,270
II. Rent, taxes and lighting[1]	15,505,773	14,347,677	13,090,545
III. Printing and stationery	2,659,297	2,392,372	2,077,493
IV. Advertisement and publicity	27,773,081	23,542,134	12,479,424
V. Depreciation on property	11,697,938	9,458,399	9,221,415
VI. Depreciation (including lease equalisation) on leased assets	14,238	13	12
VII. Directors' fees, allowances and expenses	128,167	117,683	90,476
VIII. Auditors' fees and expenses	286,115	294,854	258,748
IX. Law charges	1,881,787	2,120,159	1,604,643
X. Postages, courier, telephones, etc.	6,079,798	5,601,896	5,207,606
XI. Repairs and maintenance	20,160,035	17,785,647	17,203,371
XII. Insurance	7,172,033	5,898,349	5,031,155
XIII.Direct marketing agency expenses	19,656,229	19,569,165	17,714,553
XIV.Claims and benefits paid pertaining to insurance business	88,931,563	77,540,597	65,636,309
XV. Other expenses pertaining to insurance business[2]	336,654,949	314,145,809	270,737,611
XVI. Other expenditure[3]	65,010,532	55,521,494	53,867,661

TOTAL OPERATING EXPENSES	715,178,988	642,588,800	557,556,292

1.	Includes lease expense amounting to Rs. 12,286.1 million (March 31, 2019: Rs. 11,425.5 million, March 31, 2018: Rs 10,990.8 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

3.	During the year ended March 31, 2019, in accordance with the directions of Securities and Exchange Board of India (SEBI) with respect to certain investments by schemes of ICICI Prudential Mutual Fund (the Schemes), ICICI Prudential Asset Management Company Limited paid Rs. 1,094.5 million to the Schemes and their investors. Further, ICICI Prudential Asset Management Company Limited has settled the proceedings on this matter with SEBI and paid an amount of Rs. 9.0 million towards settlement terms.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	79.22%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	52.87%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	55.86%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	42.33%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV3	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[3]	India	Associate	Software company	19.98%

1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

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

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per RBI guideline dated March 27, 2020, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period.

c)	Income on discounted instruments is recognised over the tenure of the instrument.

d)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

e)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

f)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g)	Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

h)	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i)	Fund management and portfolio management fees are recognised on an accrual basis.

j)	The annual/renewal fee on credit cards and debit cards are amortised on a straight line basis over one year.

k)	All other fees are accounted for as and when they become due.

l)	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

m)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

n)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

o)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

p)	In case of general insurance business, premium including reinsurance accepted (net of Goods & Services Tax) other than for long-term (with term more than one year) motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recorded on receipt of complete information, for the policy period at the commencement of risk. For crop insurance, the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and re-insurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than instalment premiums received for group health policies, wherein the instalment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, premium received (net of Goods & Services Tax) for third party liability coverage is recognised equally over the policy period at the commencement of risk on 1/n basis where ‘n’ denotes the term of the policy in years and premium received for own damage coverage is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is recognised as income as per the reinsurance treaty conditions as confirmed by reinsurers and combined with commission on reinsurance ceded.

q)	In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

r)	In case of general insurance business, insurance premium on ceding of the risk other than for long term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the reinsurers. In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, reinsurance premium is

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

s)	In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The premium deficiency is calculated and duly certified by the Appointed Actuary.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

•	ICICI Securities Limited

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

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act, 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on internal management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation and includes provision for solatium fund. Salvaged stock is recognised at estimated net realisable value based on independent valuer’s report. Estimated liability for outstanding claim is determined by the management on the basis of ultimate amounts likely to be paid on each claim based on the past experience and in cases where claim payment period exceeds four years based on actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims that have been incurred but are not enough reported (IBNER). The provision for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the Appointed/Panel Actuary of the entity. The actuarial estimate is derived in accordance with relevant IRDAI regulations and Guidance Note GN 21 issued by the Institute of Actuaries of India.

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

The interest rates used for valuing the liabilities are in the range of 4.25% to 6.59% per annum (previous year – 4.44% to 6.48% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ult.” mortality table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.05% per annum (previous year – 4.19%).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred except for commission on long term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018. In case of long term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 commission is expensed at the applicable rates on the premium allocated for the year.

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

Superannuation Fund and National Pension Scheme

The Bank contributes 15.0% of the total annual basic salary or an amount of Rs. 0.15 million for certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies. ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company, and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

The Group contributes 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The Group also gives an option to its employees allowing them to receive the amount in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Group to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account.

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

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund units are taken to ‘Revenue and other reserves’ in the balance sheet for general insurance business.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 24.06% of the total investments at March 31, 2020.

14.	Provisions/write-offs on loans and other credit facilities

i)	Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a)	The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. In accordance with the RBI circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The moratorium granted to the borrowers is not accounted as restructuring of loan.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed on the basis of the ageing of the loan in the non-performing category. As per RBI guidelines, in respect of non-retail loans reported as fraud to RBI and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant RBI guidelines.

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

b)	Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines.

c)	Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)	The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI’s large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

e)	In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

f)	The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

g)	The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

h)	The Bank has granted moratorium towards the payment of principal and/or interest in case of certain borrowers in accordance with RBI circular dated March 27, 2020. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in RBI circular.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii)	In the case of the Bank’s UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iv)	The Bank’s Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD), and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 8.70% of the total loans at March 31, 2020.

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

In case of the Bank, items individually costing up to Rs. 5,000/- are depreciated fully in the year of acquisition. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as interest rate options, currency options and bond options, interest rate and currency futures, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

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

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance leases. Minimum lease payments under finance lease are apportioned between the finance costs and reduction of the outstanding liability.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

	Year ended March 31, 2020	Year ended March 31, 2019
Basic
Weighted average no. of equity shares outstanding	6,460,003,715	6,435,966,473
Net profit attributable to equity share holders	95,663.1	42,542.4
Basic earnings per share (Rs.)	14.81	6.61
Diluted
Weighted average no. of equity shares outstanding	6,566,771,281	6,509,276,099
Net profit attributable to equity share holders	95,513.7	42,474.9
Diluted earnings per share (Rs.)[1]	14.55	6.53
Nominal value per share (Rs.)	2.00	2.00

1.	The dilutive impact is due to options granted to employees by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	Arteria Technologies Private Limited	Associate
2.	India Advantage Fund-III	Associate
3.	India Advantage Fund-IV	Associate
4.	India Infradebt Limited	Associate
5.	ICICI Merchant Services Private Limited	Associate
6.	I-Process Services (India) Private Limited	Associate
7.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
8.	Comm Trade Services Limited	Other related entity
9.	ICICI Foundation for Inclusive Growth	Other related entity

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi (w.e.f. June 19, 2018)	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi (w.e.f. June 19, 2018)
2.	Ms. Vishakha Mulye	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vignesh Mulye • Dr. Gauresh Palekar • Ms. Shalaka Gadekar • Ms. Manisha Palekar
3.	Mr. Anup Bagchi	• Ms. Mitul Bagchi

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel

• Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi • Mr. Animesh Bagchi
4.	Mr. N. S. Kannan (up to June 18, 2018)	• Ms. Rangarajan Kumudalakshmi • Ms. Aditi Kannan • Ms. Sudha Narayanan • Mr. Raghunathan Narayanan • Mr. Rangarajan Narayanan (up to June 18, 2018)
5.	Ms. Chanda Kochhar (up to October 4, 2018)	• Mr. Deepak Kochhar • Mr. Arjun Kochhar • Ms. Aarti Kaji • Mr. Mahesh Advani (up to October 4, 2018)
6.	Mr. Vijay Chandok (up to May 6, 2019)	• Ms. Poonam Chandok • Ms. Saluni Chandok • Ms. Simran Chandok • Mr. C. V. Kumar • Ms. Shad Kumar • Ms. Sanjana Gulati (up to May 6, 2019)

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Interest income	366.4	276.4
Associates/others	356.4	264.7
Key management personnel	10.0	11.7
Relatives of key management personnel	..	0.0[1]

Fee, commission and other income	42.1	59.7
Associates/others	41.4	58.3
Key management personnel	0.6	1.2
Relatives of key management personnel	0.1	0.2

Commission income on guarantees issued	0.1	0.1
Associates/others	0.1	0.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Income from custodial services	3.7	..
Associates/others	3.7	..

Insurance premium received	24.2	29.0
Associates/others	15.0	24.5
Key management personnel	3.9	1.1
Relatives of key management personnel	5.3	3.4

Gain/(loss) on forex and derivative transactions (net)[2]	..	0.1
Associates/others	..	0.1

Dividend income	114.1	63.8
Associates/others	114.1	63.8

Recovery of lease of premises, common corporate and facilities expenses	50.8	59.7
Associates/others	50.8	59.7

Recovery of secondment of employees	11.4	9.4
Associates/others	11.4	9.4

Interest expense	53.3	13.7
Associates/others	50.8	7.8
Key management personnel	1.7	4.2
Relatives of key management personnel	0.8	1.7

Remuneration to wholetime directors[3]	211.6	270.5
Key management personnel	211.6	270.5

Reimbursement of expenses to related parties	213.6	0.1
Associates/others	213.6	0.1

Insurance claims paid	8.0	0.1
Associates/others	2.3	..
Key management personnel	0.0[1]	0.1
Relatives of key management personnel	5.7	..

Brokerage, fee and other expenses	12,970.6	9,649.2
Associates/others	12,970.6	9,649.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Donation given	682.8	1,031.0
Associates/others	682.8	1,031.0

Dividend paid	5.9	13.6
Key management personnel	2.6	10.5
Relatives of key management personnel	3.3	3.1

Investments in the securities issued by related parties	2,000.0	10,000.0
Associates/others	2,000.0	10,000.0

Sale of investments	250.0	..
Associates/others	250.0	..

Redemption/buyback of investments	331.1	534.7
Associates/others	331.1	534.7

Sale of loan	968.0	..
Associates/others	968.0	..

Sale of fixed assets	..	7.2
Key management personnel	..	7.2

1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars		Year ended March 31, 2020	Year ended March 31, 2019
Interest income
1	India Infradebt Limited	352.7	261.4
Fee, commission and other income
1	India Infradebt Limited	24.8	58.3
2	ICICI Merchant Services Private Limited	16.6	..
Commission income on guarantees issued
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.1
Income from custodial services
1	India Advantage Fund - III	2.2	..
2	India Advantage Fund - IV	1.5	..
Insurance premium received
1	ICICI Foundation for Inclusive Growth	11.0	20.5
2	Ms. Vishakha Mulye	3.0	..
3	Mr. Vivek Mulye	5.0	3.1
Gain/(loss) on forex and derivative transactions (net)[2]
1	Arteria Technologies Private Limited	..	0.1
Dividend income
1	India Infradebt Limited	106.5	63.8
Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Foundation for Inclusive Growth	50.7	56.2
Recovery of secondment of employees
1	I-Process Services (India) Private Limited	11.4	9.4
Interest expense
1	ICICI Merchant Services Private Limited	40.4	1.2
2	India Infradebt Limited	3.2	2.2
3	Arteria Technologies Private Limited	2.5	1.6
4	ICICI Foundation for Inclusive Growth	1.9	2.3
5	Ms. Chanda Kochhar	N.A.	3.0
Remuneration to wholetime directors[3]
1	Mr. Sandeep Bakhshi[4]	69.4	47.2
2	Ms. Vishakha Mulye	70.3	50.2
3	Mr. Anup Bagchi	63.9	44.1
4	Mr. N. S. Kannan	N.A.	9.4
5	Ms. Chanda Kochhar	N.A.	74.1
6	Mr. Vijay Chandok	8.0	45.5
Reimbursement of expenses to related parties
1	ICICI Foundation for Inclusive Growth	213.2	..
2	NIIT Institute of Finance Banking and Insurance Training Limited	..	0.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars		Year ended March 31, 2020	Year ended March 31, 2019
Insurance claims paid
1	ICICI Foundation for Inclusive Growth	2.0	..
2	I-Process Services (India) Private Limited	0.3	..
3	Mr. Vivek Mulye[5]	5.7	..
4	Mr. Anup Bagchi	0.0[1]	0.1
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	6,886.9	5,463.4
2	ICICI Merchant Services Private Limited	6,043.5	4,174.7
Donation given
1	ICICI Foundation for Inclusive Growth	682.8	1,031.0
Dividend paid
1	Mr. Sandeep Bakhshi	0.6	3.2
2	Ms. Vishakha Mulye	2.0	2.6
3	Mr. Anup Bagchi	0.0[1]	0.1
4	Ms. Chanda Kochhar	N.A.	4.6
5	Mr. Vijay Chandok	0.0[1]	0.0[1]
6	Mr. Shivam Bakshi	1.9	1.6
7	Ms. Esha Bakhshi	0.7	0.8
8	Ms. Minal Bakhshi	0.7	0.8
Investments in the securities issued by related parties
1	India Infradebt Limited	2,000.0	10,000.0
Sale of Investments
1	India Infradebt Limited	250.0	..
Redemption/buyback of investments
1	India Advantage Fund-IV	202.5	262.0
2	India Advantage Fund-III	128.6	272.7
Sale of loan
1	India Infradebt Limited	968.0	..
Sale of fixed assets
1	Ms. Chanda Kochhar	N.A.	7.2

1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank, within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

4.	Includes remuneration received from ICICI Prudential Life Insurance Company Limited relating to the period of his service with that company.

5.	Policy surrender value received from ICICI Prudential Life Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

IV. Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2020	At March 31, 2019
Deposits with the Group	6,310.3	599.6
Associates/others	6,236.0	522.9
Key management personnel	59.1	63.2
Relatives of key management personnel	15.2	13.5

Payables	3,291.2	1,797.1
Associates/others	3,291.2	1,797.1
Key management personnel	0.0[1]	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]

Investments of the Group	13,679.4	10,777.0
Associates/others	13,679.4	10,777.0

Investments of related parties in the Group	14.7	16.0
Key management personnel	5.9	6.5
Relatives of key management personnel	8.8	9.5

Advances by the Group	245.5	299.5
Associates/others	48.7	45.0
Key management personnel	196.7	254.1
Relatives of key management personnel	0.1	0.4

Receivables	115.5	123.0
Associates/others	115.5	123.0

Guarantees issued by the Group	11.8	11.2
Associates/others	11.8	11.2

1.	Insignificant amount.

2.	At March 31, 2020, 16,184,250 (March 31, 2019: 20,022,000) employee stock options of the Bank for key management personnel were outstanding. Excludes stock options granted to key management personnel, which are pending regulatory approvals.

3.	During the year ended March 31, 2020, 1,173,000 (year ended March 31, 2019: 2,062,000), employee stock options with total exercise price of Rs. 240.1 million (year ended March 31, 2019: Rs. 296.3 million) were exercised by the key management personnel.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

4.	At March 31, 2020, 420,500 (March 31, 2019: 420,500) employee stock options of ICICI Prudential Life Insurance Company Limited to key management personnel were outstanding.

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

Rs. in million

Items	Year ended March 31, 2020	Year ended March 31, 2019
Deposits with the Group
Key management personnel	167.6	234.6
Relatives of key management personnel	71.3	175.3
Payables[2]
Key management personnel	0.1	0.0[1]
Relatives of key management personnel	0.0[1]	0.1
Investments of related parties in the Group[2]
Key management personnel	6.2	21.5
Relatives of key management personnel	9.5	9.5
Advances by the Group
Key management personnel	254.2	256.2
Relatives of key management personnel	0.9	0.9

1.	Insignificant amount.

2.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 would vest at the end of four years from the date of grant. Certain options granted in May 2018, would vest to the extent of 50% on May 2021 and balance 50% would vest on May 2022.

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

The exercise price of the Bank’s options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

Based on intrinsic value of options, no compensation cost was recognised during the year ended March 31, 2020 (year ended March 31, 2019: Nil). If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2020 would have been higher by Rs. 3,826.2 million (year ended March 31, 2019: Rs. 3,179.0 million) and proforma profit after tax would have been Rs. 75,481.9 million (year ended March 31, 2019: Rs. 30,454.0 million). On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs. 11.68 (year ended March 31, 2019: Rs. 4.73) and Rs. 11.49 (year ended March 31, 2019: Rs. 4.68) respectively for the year ended March 31, 2020. The weighted average fair value of options granted during the year ended March 31, 2020 was Rs. 149.62 (year ended March 31, 2019: Rs. 107.22).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Risk-free interest rate	6.18% to 7.62%	7.32% to 8.31%
Expected life	3.46 to 5.46 years	3.64 to 6.64 years
Expected volatility	29.06% to 31.17%	30.79% to 32.22%
Expected dividend yield	0.19% to 0.37%	0.43% to 0.80%

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

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2020		Year ended March 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	232,427,774	235.40	235,672,250	224.19
Add: Granted during the year[1]	34,288,400[1]	402.16	35,419,900	283.91
Less: Lapsed during the year, net of re-issuance	1,904,051[2]	316.72	20,415,499	229.88
Less: Exercised during the year	26,525,550	207.09	18,248,877	191.04
Outstanding at the end of the year	238,286,573[1]	261.89	232,427,774	235.40
Options exercisable	169,975,899	231.93	152,151,329	222.84

1.	Includes options pertaining to Whole-time Directors of ICICI Bank and its subsidiaries in May 2019, which are pending for regulatory approval.

2.	Includes options pertaining to Whole-time Directors adjusted after the subsequent RBI approval for a revised number of options.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the summary of stock options outstanding at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	1,173,325	79.11	2.86
100-199	24,177,234	166.55	3.58
200-299	178,395,914	249.22	7.15
300-399	901,900	329.89	7.90
400-499	33,582,200	401.96	6.20
500-599	56,000	527.70	6.92

The following table sets forth, the summary of stock options outstanding at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	1,602,975	79.15	3.84
100-199	33,771,457	166.66	4.23
200-299	196,076,442	248.04	8.11
300-399	976,900	329.56	8.64

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2020 was Rs. 451.25 (year ended March 31, 2019: Rs. 326.37).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2020 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 502.5 million for the year ended March 31, 2020 (for the year ended March 31, 2019: Rs. 316.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2020		Year ended March 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	7,723,317	390.92	2,820,888	382.70
Add: Granted during the year	5,073,600	369.71	7,304,150	387.62
Less: Forfeited/lapsed during the year	357,700	386.87	2,115,950	399.14
Less: Exercised during the year	78,110	183.63	285,771	164.40
Outstanding at the end of the year	12,361,107	383.64	7,723,317	390.92
Options exercisable	1,031,617	407.76	273,037	355.79

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100-299	29,067	130.00	0.1
300-399	11,725,140	379.87	6.1
400-499	606,900	468.60	9.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100-299	90,967	130.00	1.1
300-399	7,025,450	387.58	7.1
400-499	606,900	468.60	10.4

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2020 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 597.3 million for the year ended March 31, 2020 (for the year ended March 31, 2019: Rs. 176.2 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2020		Year ended March 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	2,645,500	684.37	495,140	103.28
Add: Granted during the year	2,345,900	1,086.85	2,529,700	715.15
Less: Forfeited/ lapsed during the year	208,040	883.45	17,700	715.15
Less : Exercised during the year	159,320	220.72	361,640	102.50
Outstanding at the end of the year	4,624,040	895.58	2,645,500	684.37
Options exercisable	217,726	703.02	133,176	105.28

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100 - 200	4,400	114.00	0.1
700 - 799	2,367,940	715.15	3.3
1000 – 1090	2,251,700	1,086.85	4.1

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35-99	16,000	60.00	1.1
100-200	117,500	111.45	1.6
700-799	2,512,000	715.15	4.3

ICICI Securities:

ICICI Securities Limited has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2020 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 39.0 million for the year ended March 31, 2020 (for the year ended March 31, 2019: Rs. 4.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2020		Year ended March 31, 2019
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	176,700	256.55	..	..
Add: Granted during the year	1,152,600	221.45	176,700	256.55
Less: Forfeited/ lapsed during the year	..	..	..	..
Less : Exercised during the year	..	..	..	..
Outstanding at the end of the year	1,329,300	226.12	176,700	256.55
Options exercisable	53,010	256.55	..	..

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	1,152,600	221.45	7.07
250-299	176,700	256.55	6.56

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2019.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-299	176,700	256.55	6.55

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

If the Group had used the fair value approach for accounting of options, the compensation cost for the year ended March 31, 2020 would have been higher by Rs. 4,342.3 million (March 31, 2019: Rs. 3,368.9 million) and proforma consolidated profit after tax would have been Rs. 91,320.8 million (March 31, 2019: Rs. 39,173.5 million). On a proforma basis, the Group’s basic earnings per share would have been Rs. 14.14 (March 31, 2019: Rs. 6.09) and diluted earnings per share would have been Rs. 13.88 (March 31, 2019: Rs. 6.01).

4.       Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2020	At March 31, 2019
At cost at March 31 of preceding year	23,606.4	24,306.2
Additions during the year	5,576.8	3,060.7
Deductions during the year	(240.7)	(3,760.5)
Depreciation to date	(21,551.6)	(17,933.7)
Net block	7,390.9	5,672.7

5.       Assets on lease

5.1	Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million

Particulars	At March 31, 2020	At March 31, 2019
Not later than one year	839.1	673.4
Later than one year and not later than five years	1,491.9	1,786.2
Later than five years	408.9	507.3
Total	2,739.9	2,966.9

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.2	Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

Rs. in million

Particulars	At March 31, 2020	At March 31, 2019
A.Total Minimum lease payments outstanding
Not later than one year	112.6	..
Later than one year and not later than five years	369.0	..
Later than five years	..	..
Total	481.6	..
B.Interest cost payable
Not later than one year	52.2	..
Later than one year and not later than five years	101.8	..
Later than five years	..	..
Total	154.0	..
C.Present value of minimum lease payments payable(A-B)
Not later than one year	60.4	..
Later than one year and not later than five years	267.2	..
Later than five years	..	..
Total	327.6	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.3	Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

Rs. in million

Particulars	At March 31, 2020	At March 31, 2019
Future minimum lease receipts
Present value of lease receipts	909.6	1,417.8
Unmatured finance charges	51.0	89.1
Sub total	960.6	1,506.9
Less: collective provision	(1.0)	(2.8)
Total	959.6	1,504.1

Maturity profile of future minimum lease receipts
- Not later than one year	244.5	406.5
- Later than one year and not later than five years	716.1	951.3
- Later than five years	-	149.1
Total	960.6	1,506.9
Less: collective provision	(1.0)	(2.8)
Total	959.6	1,504.1

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

Rs. in million

Particulars	At March 31, 2020	At March 31, 2019
Maturity profile of future present value of finance lease receipts
- Not later than one year	223.0	372.7
- Later than one year and not later than five years	686.6	897.4
- Later than five years	-	147.7
Total	909.6	1,417.8
Less: collective provision	(1.0)	(2.8)
Total	908.6	1,415.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

6.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Provision for depreciation of investments	18,136.5	3,591.3
Provision towards non-performing and other assets	89,627.4	176,113.9
Provision towards income tax
- Current	51,778.1	48,082.8
- Deferred	21,853.3	(30,891.8)
COVID-19 related provision[1]	27,250.0	..
Other provisions and contingencies[2]	15,126.8	24,913.0
Total provisions and contingencies	223,772.1	221,809.2

1.	Represents provision made by the Bank as per RBI guideline dated April 17, 2020.

2.	Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

During Q2-2020, the Bank and certain group companies decided to exercise the option of lower tax rate available under Section 115BAA of the Income Tax Act, 1961, as introduced by Taxation Laws (Amendment) Ordinance, 2019, with effect from FY2020. Accordingly, the Bank and certain group companies have recognised the provision for income tax and re-measured the accumulated deferred tax asset at March 31, 2019 based on the rate prescribed under Section 115BAA. The impact of this change on the tax expense for FY2020, including both, the one-time additional charge due to

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

re-measurement of accumulated deferred tax asset at March 31, 2019, and the tax expense at lower rate for FY2020 was Rs. 12,127.3 million.

7.       Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening obligations	16,540.3	15,391.1
Service cost	226.1	232.2
Interest cost	1,147.4	1,123.7
Actuarial (gain)/loss	4,633.7	1,803.8
Liabilities extinguished on settlement	(2,518.0)	(1,833.7)
Benefits paid	(115.2)	(176.8)
Obligations at the end of year	19,914.3	16,540.3

Opening plan assets, at fair value	15,438.8	16,303.7
Expected return on plan assets	1,235.8	1,381.1
Actuarial gain/(loss)	741.1	(125.9)
Assets distributed on settlement	(2,797.7)	(2,037.4)
Contributions	2,469.3	94.1
Benefits paid	(115.2)	(176.8)
Closing plan assets, at fair value	16,972.1	15,438.8

Fair value of plan assets at the end of the year	16,972.1	15,438.8
Present value of the defined benefit obligations at the end of the year	(19,914.3)	(16,540.3)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(2,942.2)	(1,101.5)

Cost[1]
Service cost	226.1	232.2
Interest cost	1,147.4	1,123.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Expected return on plan assets	(1,235.8)	(1,381.1)
Actuarial (gain)/loss	3,892.6	1,929.7
Curtailments & settlements (gain)/loss	279.7	203.7
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	(310.1)
Net cost	4,310.0	1,798.1

Actual return on plan assets	1,976.9	1,255.2
Expected employer’s contribution next year	1,000.0	1,000.0

Investment details of plan assets
Insurer managed funds	1.01%	1.00%
Government of India securities	50.33%	49.63%
Corporate bonds	44.85%	44.91%
Equity securities in listed companies	2.59%	3.55%
Others	1.22%	0.91%

Assumptions
Discount rate	6.00%	7.05%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
Plan assets	16,972.1	15,438.8	16,303.7	16,888.1	13,191.6
Defined benefit obligations	(19,914.3)	(16,540.3)	(15,391.1)	(16,686.9)	(14,191.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	(310.1)	(68.4)	..
Surplus/(deficit)	(2,942.2)	(1,101.5)	602.5	132.8	(1,000.0)
Experience adjustment on plan assets	741.1	(125.9)	(449.6)	589.5	(4.1)
Experience adjustment on plan liabilities	2,186.1	1,038.6	290.1	(80.0)	1,503.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening obligations	13,317.1	11,846.6
Add: Adjustment for exchange fluctuation on opening obligation	14.3	3.0
Adjusted opening obligations	13,331.4	11,849.6
Service cost	1,394.9	1,248.2
Interest cost	1,004.5	919.1
Actuarial (gain)/loss	1,106.2	473.9
Past service cost	..	..
Obligations transferred from/to other companies	41.5	(7.4)
Benefits paid	(1,134.9)	(1,166.3)
Obligations at the end of the year	15,743.6	13,317.1

Opening plan assets, at fair value	12,112.4	10,972.1
Expected return on plan assets	931.7	873.5
Actuarial gain/(loss)	(167.4)	(62.0)
Contributions	1,863.6	1,502.5
Assets transferred from/to other companies	31.4	(7.4)
Benefits paid	(1,134.9)	(1,166.3)
Closing plan assets, at fair value	13,636.8	12,112.4

Fair value of plan assets at the end of the year	13,636.8	12,112.4
Present value of the defined benefit obligations at the end of the year	(15,743.6)	(13,317.1)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(2,106.8)	(1,204.7)

Cost for the year[1]
Service cost	1,394.9	1,248.2
Interest cost	1,004.5	919.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Expected return on plan assets	(931.7)	(873.5)
Actuarial (gain)/loss	1,273.6	535.9
Past service cost	..	..
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	14.3	3.0
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	2,755.6	1,832.6

Actual return on plan assets	764.2	811.5
Expected employer’s contribution next year	1,178.8	1,138.0

Investment details of plan assets
Insurer managed funds	20.23%	18.91%
Government of India securities	22.05%	24.24%
Corporate bonds	43.46%	35.28%
Special Deposit schemes	2.13%	2.40%
Equity	0.71%	10.45%
Others	11.42%	8.71%

Assumptions
Discount rate	5.60%-6.85%	6.90%-7.80%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	0.00%-8.00%	7.50%-8.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
Plan assets	13,636.8	12,112.4	10,972.1	10,443.4	8,361.6
Defined benefit obligations	(15,743.6)	(13,317.1)	(11,846.6)	(11,172.6)	(9,389.8)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on	..	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
‘employee benefits’)
Surplus/(deficit)	(2,106.8)	(1,204.7)	(874.5)	(729.2)	(1,028.2)
Experience adjustment on plan assets	(167.4)	(62.0)	(124.7)	542.2	(398.1)
Experience adjustment on plan liabilities	253.6	243.7	261.8	269.8	171.4

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has a liability of Rs. 20.8 million towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation at year ended March 31, 2020 (year ended March 31, 2019: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Opening obligations	33,282.4	29,587.9
Service cost	2,007.5	1,499.0
Interest cost	2,473.4	2,221.5
Actuarial (gain)/loss	(116.7)	447.4
Employees contribution	3,841.6	2,798.8
Obligations transferred from/to other companies	435.2	217.5
Benefits paid	(3,220.0)	(3,489.7)
Obligations at end of the year	38,703.4	33,282.4

Opening plan assets	33,282.4	29,587.9
Expected return on plan assets	2,997.9	2,656.0
Actuarial gain / (loss)	(662.0)	13.0
Employer contributions	2,007.5	1,499.0
Employees contributions	3,841.6	2,798.8
Assets transfer from/to other companies	435.3	217.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Benefits paid	(3,220.0)	(3,489.7)
Closing plan assets	38,682.6	33,282.4
Plan assets at the end of the year	38,682.6	33,282.4
Present value of the defined benefit obligations at the end of the year	(38,703.4)	(33,282.4)
Asset/(liability)	(20.8)	..

Cost for the year[1]
Service cost	2,007.5	1,499.0
Interest cost	2,473.4	2,221.5
Expected return on plan assets	(2,997.9)	(2,656.0)
Actuarial (gain)/loss	545.3	434.4
Net cost	2,028.3	1,498.9

Actual return on plan assets	2,335.9	2,669.0
Expected employer's contribution next year	2,150.4	1,605.8

Investment details of plan assets
Government of India securities	49.52%	48.63%
Corporate Bonds	43.71%	44.12%
Special deposit scheme	1.41%	1.63%
Others	5.36%	5.63%

Assumptions
Discount rate	5.65%-6.60%	6.95%-7.40%
Expected rate of return on assets	6.31%-9.16%	8.21%-8.75%
Discount rate for the remaining term to maturity of investments	6.11%-6.80%	7.30%-7.65%
Average historic yield on the investment	7.16%-8.83%	8.48%-8.91%
Guaranteed rate of return	8.50%-8.50%	8.65%-8.65%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016
Plan assets	38,682.6	33,282.4	29,587.9	26,198.8	23,209.5
Defined benefit obligations	(38,703.4)	(33,282.4)	(29,587.9)	(26,198.8)	(23,209.5)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(20.8)	..	..	..	..
Experience adjustment on plan assets	(662.0)	13.0	(15.1)	(8.3)	27.1
Experience adjustment on plan liabilities	(129.9)	447.4	501.6	310.5	252.5

The Group has contributed Rs. 3,893.5 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2020 (year ended March 31, 2019: Rs. 2,842.6 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 247.7 million for the year ended March 31, 2020 (year ended March 31, 2019: Rs. 240.2 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 247.3 million for the year ended March 31, 2020 (March 31, 2019: Rs. 132.6 million) to NPS for employees who had opted for the scheme.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Cost[1]	1,067.0	888.6
Assumptions
Discount rate	5.60%-6.85%	6.90%-7.80%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

1.	Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

8.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2020 amounted to Rs. 73,631.4 million (March 31, 2019: Rs. 17,191.0 million).

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

9.       Deferred tax

At March 31, 2020, the Group has recorded net deferred tax asset of Rs. 88,070.3 million (March 31, 2019: Rs. 109,372.9 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into

Rs. in million

	At March 31, 2020	At March 31, 2019
Deferred tax assets
Provision for bad and doubtful debts	100,243.8	134,571.6
Foreign currency translation reserve[1]	611.4	283.0
Others	16,223.8	14,529.5
Total deferred tax assets	117,079.0	149,384.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	At March 31, 2020	At March 31, 2019
Deferred tax liabilities
Special reserve deduction	24,706.5	31,535.8
Mark-to-market gains[1]	-	543.4
Depreciation on fixed assets	3,462.6	4,905.5
Interest on refund of taxes[1]	512.4	2,632.6
Others	327.2	393.9
Total deferred tax liabilities	29,008.7	40,011.2
Total net deferred tax assets/(liabilities)	88,070.3	109,372.9
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

10.   Information about business and geographical segments

A.	Business Segments

The business segments of the Group have been presented as follows:

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

vii.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

viii.	Unallocated includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2020.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	725,542.4	399,423.4	620,926.1	39,966.7	397,038.1	123,744.8	67,371.3	(876,151.8)	1,497,861.0
2	Segment results[1]	89,930.2	9,272.3	51,710.8	10,867.9	10,684.0	16,968.9	23,852.7	(12,295.8)	200,991.0
3	Unallocated expenses									15,104.9
4	Operating profit (2) – (3)[1]									185,886.1
5	Income tax expenses (net)/(net deferred tax credit)									73,631.4
6	Net profit[2] (4) – (5)									112,254.7
	Other information
7	Segment assets	3,513,412.1	3,073,070.6	4,133,791.4	734,528.0	1,557,104.9	365,990.6	378,947.4	(145,872.9)	13,610,972.1
8	Unallocated assets									161,950.2
9	Total assets (7) + (8)									13,772,922.3
10	Segment liabilities	5,732,467.7	2,307,128.6	2,880,715.4[3]	670,469.0[3]	1,558,623.1[3]	370,420.9[3]	383,865.6[3]	(145,872.9)	13,757,817.4
11	Unallocated liabilities									15,104.9
12	Total liabilities (10) + (11)									13,772,922.3
13	Capital expenditure	9,947.7	3,008.0	..	880.9	605.7	3,056.0	616.5	..	18,114.8
14	Depreciation	6,865.4	2,515.8	0.4	280.6	605.5	906.2	554.7	(16.4)	11,712.2
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2019.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	591,723.3	341,685.0	541,021.8	37,425.1	366,987.7	111,526.8	60,995.7	(738,300.4)	1,313,065.0
2	Segment results[1]	82,231.2	(102,423.4)	53,401.0	5,916.3	11,624.0	15,984.2	20,142.7	(12,793.4)	74,082.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									74,082.6
5	Income tax expenses (net)/(net deferred tax credit)									17,191.0
6	Net profit[2] (4) – (5)									56,891.6
	Other information
7	Segment assets	3,071,558.3	2,884,954.5	3,331,049.7	765,251.5	1,626,999.2	329,504.5	314,909.5	(147,533.9)	12,176,693.3
8	Unallocated assets									211,245.6
9	Total assets (7) + (8)									12,387,938.9
10	Segment liabilities	4,889,760.0	1,874,784.2	2,801,718.4[3]	687,857.4[3]	1,629,321.7[3]	334,018.4[3]	318,012.7[3]	(147,533.9)[3]	12,387,938.9
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									12,387,938.9
13	Capital expenditure	5,436.5	1,966.4	..	251.3	1,245.1	1,159.3	970.3	..	11,028.9
14	Depreciation	5,559.0	2,111.0	0.4	193.8	567.2	608.3	435.1	(16.4)	9,458.4
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2020	Year ended March 31, 2019
Domestic operations	1,442,222.4	1,248,986.2
Foreign operations	55,638.6	64,078.8
Total	1,497,861.0	1,313,065.0

Rs. in million

Assets	At March 31, 2020	At March 31, 2019
Domestic operations	12,275,555.0	10,719,652.3
Foreign operations	1,335,417.1	1,457,041.0
Total	13,610,972.1	12,176,693.3

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2020	Year ended March 31, 2019
Domestic operations	17,207.3	10,704.5	11,440.3	9,273.8
Foreign operations	907.5	324.4	271.9	184.6
Total	18,114.8	11,028.9	11,712.2	9,458.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

11.	Penalties/fines imposed by banking regulatory bodies

There was no penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2020 (year ended March 31, 2019: Rs. 10.0 million).

12.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2020 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	94.7%	1,165,044.1	82.9%	79,308.1

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	11,125.4	2.8%	2,657.2
ICICI Securities Limited	1.0%	11,828.5	5.7%	5,481.0
ICICI Home Finance Company Limited	1.2%	15,241.9	(1.2%)	(1,168.2)
ICICI Trusteeship Services Limited	0.0%[2]	7.4	0.0%[2]	0.4
ICICI Investment Management	0.0%[2]	94.8	(0.0%)[2]	(18.6)
Company Limited
ICICI Venture Funds Management Company Limited	0.2%	2,449.5	0.1%	134.1
ICICI Prudential Life Insurance Company Limited	5.9%	72,186.2	11.2%	10,687.5
ICICI Lombard General Insurance Company Limited	4.7%	57,054.0	12.5%	11,937.6
ICICI Prudential Trust Limited	0.0%[2]	14.5	0.0%[2]	1.0
ICICI Prudential Asset Management Company Limited	1.0%	12,793.8	11.0%	10,494.1
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	328.4	(0.0%)[2]	(17.7)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Foreign
ICICI Bank UK PLC	2.8%	34,301.4	1.7%	1,647.6
ICICI Bank Canada	2.5%	31,051.8	2.3%	2,161.5
ICICI International Limited	0.0%[2]	115.1	(0.0%)[2]	(3.0)
ICICI Securities Holdings Inc.	0.0%[2]	131.7	0.0%[2]	2.8
ICICI Securities Inc.	0.0%[2]	267.7	0.1%	50.0

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	156.9	(0.0%)[2]	(6.5)
Foreign
NIL	..	..	..	..

Minority Interests	(5.5%)	(67,947.7)	(17.4%)	(16,591.6)

Associates
Indian
I-Process Services (India) Private Limited	..	..	0.0%[2]	5.7
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	(0.0%)[2]	(5.1)
ICICI Merchant Services Private Limited	..	..	0.2%	208.9
India Infradebt Limited	..	..	1.1%	1,096.5
India Advantage Fund III	..	..	0.2%	186.6
India Advantage Fund IV	..	..	0.3%	267.6
Arteria Technologies Private Limited	..	..	0.0%[2]	6.4
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount

Inter-company adjustments	(9.4%)	(116,644.8)	(13.5%)	(12,860.8)

TOTAL	100.0%	1,229,600.6	100.0%	95,663.1
1.	Total assets minus total liabilities.

2.	Insignificant.

Additional information to consolidated accounts at March 31, 2019 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	94.9%	1,083,680.4	79.1%	33,633.0

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	9,915.6	1.4%	606.5
ICICI Securities Limited	0.9%	10,212.2	11.5%	4,911.8
ICICI Home Finance Company Limited	1.4%	16,428.2	0.7%	279.9
ICICI Trusteeship Services Limited	0.0%[2]	7.0	0.0%[2]	0.4
ICICI Investment Management Company Limited	0.0%[2]	113.4	0.0%[2]	3.8
ICICI Venture Funds Management Company Limited	0.2%	2,315.3	1.6%	690.7
ICICI Prudential Life Insurance Company Limited	6.2%	70,474.5	26.8%	11,406.5
ICICI Lombard General Insurance Company Limited	5.0%	56,588.8	24.7%	10,492.6
ICICI Prudential Trust Limited	0.0%[2]	14.9	0.0%[2]	1.6
ICICI Prudential Asset Management Company Limited	1.0%	11,184.4	16.1%	6,866.7
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	346.1	(0.0%)[2]	(17.2)

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Foreign
ICICI Bank UK PLC	2.7%	31,419.3	(8.7%)	(3,696.6)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Bank Canada	2.6%	29,443.6	6.6%	2,792.3
ICICI International Limited	0.0%[2]	108.2	0.0%[2]	9.8
ICICI Securities Holdings Inc.	0.0%[2]	128.9	0.0%[2]	1.7
ICICI Securities Inc.	0.0%[2]	217.7	0.1%[2]	36.5

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	255.1	0.0%[2]	12.3
Foreign
NIL	..	..	..	..

Minority interests	(5.8%)	(65,805.4)	(33.7%)	(14,349.2)

Associates
Indian
I-Process Services (India) Private Limited	..	..	..	..
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	4.7
ICICI Merchant Services Private Limited	..	..	0.0%[2]	1.1
India Infradebt Limited	..	..	1.8%	766.6
India Advantage Fund III	..	..	0.1%[2]	39.6
India Advantage Fund IV	..	..	0.0%[2]	1.6
Arteria Technologies Private Limited	..	..	0.0%	2.8
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(10.0%)	(114,514.1)	(28.1%)	(11,957.1)

Total net assets/net profit	100.0%	1,142,534.1	100.0%	42,542.4
1.	Total assets minus total liabilities.

2.	Insignificant

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

13.	Sale of equity shareholding in subsidiaries

During the year ended March 31, 2019, the Bank sold 2.00% of its shareholding in ICICI Prudential Life Insurance Limited and made a net gain of Rs. 10,059.3 million on this sale.

14.	Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2020 was Rs. 57,871.0 million (March 31, 2019: Rs. 57,631.2 million) as compared to the historical cost less accumulated depreciation of Rs. 26,427.8 million (March 31, 2019: Rs. 26,926.8 million).

The revaluation reserve is not available for distribution of dividend.

15.	Proposed dividend on equity shares

RBI through its circular 'Declaration of dividends by banks (Revised)' dated April 17, 2020, has directed that banks shall not make any further dividend payouts from the profits pertaining to FY2020 until further instructions. This is with the intent that the banks conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by COVID-19. Accordingly, the Board of Directors has not recommended dividend for FY2020 (year ended March 31, 2019: Re. 1.00 per equity share).

16.	Dividend distribution tax

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

17.	Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2019 and for the year ended March 31, 2018.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2020.

Rupees in million

Deposits maturing during the year ending March 31,
2021	3,119,507.1
2022	930,408.2
2023	207,218.2
2024	71,658.0
2025	47,736.8
Thereafter	40,781.0
Total time deposits	4,417,309.3

At March 31, 2020, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 2,313,681.0 million (March 31, 2019: Rs. 1,888,743.4 million).

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

The following table sets forth a listing of long-term debt at March 31, 2020, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2021	312,206.1	45,420.2	357,626.3
2022	137,247.3	63,091.9	200,339.2
2023	212,997.3	124,021.6	337,018.9
2024	122,814.9	43,677.3	166,492.2
2025	129,755.9	40,975.2	170,731.1
Thereafter	213,200.3	640.0	213,840.3
Total	1,128,221.8	317,826.2	1,446,048.0
Less: Unamortized debt issue costs			(753.5)
Total			1,445,294.5

Long-term debt is denominated in various currencies. At March 31, 2020, long-term debt comprises Indian rupee debt of Rs. 786,698.3 million (March 31, 2019: Rs. 767,365.3 million) and foreign currency debt of Rs. 658,596.2 million (March 31, 2019: Rs. 802,613.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

	At March 31, 2020
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	446,954.9	8.8%	7.1% to 14.2%	3.7
Borrowings from Reserve Bank of India	82,750.0	5.0%	4.4% to 5.2%	2.9
Refinance from financial institutions	189,255.8	6.3%	4.2% to 9.6%	1.6
Borrowings from other banks	44,683.4	8.1%	6.3% to 9.2%	3.0
Fixed deposits	23,054.2	8.1%	7.0% to 8.9%	2.8
Total	786,698.3	7.7%		3.1

Rupees in million

	At March 31, 2019
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	498,200.3	8.8%	7.4% to 14.2%	4.1
Borrowings from Reserve Bank of India	..	..	..	..
Refinance from financial institutions	214,319.8	7.1%	4.6% to 10.0%	2.5
Borrowings from other banks	49,097.7	8.8%	8.1% to 9.4%	3.4
Fixed deposits	5,747.5	8.4%	6.9% to 9.1%	2.5
Total	767,365.3	8.3%		3.6

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

	At March 31, 2020
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	332,354.6	4.1%	0.2% to 7.0%	3.1
Other borrowings	326,241.6	2.2%	0.0% to 8.4%	2.5
Total	658,596.2	3.2%		2.8

Rupees in million

	At March 31, 2019
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	455,422.9	4.2%	0.7% to 7.0%	2.7
Other borrowings	347,190.3	2.8%	0.0% to 4.4%	2.3
Total	802,613.2	3.6%		2.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

See note on “Schedule 18B- Additional note- 19. Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Deposits maintained with the Reserve Bank of India were Rs. 253,402.1 million at March 31, 2020 (March 31, 2019: Rs. 291,541.3 million) towards compliance with the guidelines governing minimum cash reserve requirements. Out of this, the Bank’s minimum cash reserve requirements at March 31, 2020 was Rs. 220,524.1 million (March 31, 2019: Rs. 255,817.8 million) which is subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 32,325.4 million (March 31, 2019: Rs. 26,495.3 million) in deposit, which have original maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2020				At March 31, 2019
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	265,954.5	10,138.6	(1,423.3)	274,669.8	238,738.0	2,611.9	(1,875.2)	239,474.7
Government securities	1,797,106.8	73,492.3	(701.8)	1,869,897.3	1,460,234.4	21,237.1	(4,395.5)	1,477,076.0
Other debt securities[1]	7,921.8	12.8	(0.2)	7,934.4	7,654.8	13.4	(0.4)	7,667.8
Total debt securities	2,070,983.1	83,643.7	(2,125.3)	2,152,501.5	1,706,627.2	23,862.4	(6,271.1)	1,724,218.5
Equity shares	408.6	..	..	408.6	367.3	..	..	367.3
Other securities	7,252.4	697.5	(155.8)	7,794.1	7,070.9	588.2	(117.4)	7,541.7
Total	2,078,644.1	84,341.2	(2,281.1)	2,160,704.2	1,714,065.4	24,450.6	(6,388.5)	1,732,127.5

1. Includes certificate of deposit and commercial paper.

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2020				At March 31, 2019
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	142,449.3	2,925.7	(1,837.4)	143,537.6	155,043.4	2,391.6	(1,139.0)	156,296.0
Government securities	479,037.6	2,874.0	(32.6)	481,879.0	348,982.2	1,855.2	(105.9)	350,731.5
Other debt securities[1]	180,711.5	3,636.1	(1,891.0)	182,456.6	197,289.5	2,625.1	(886.4)	199,028.2
Total debt securities	802,198.4	9,435.8	(3,761.0)	807,873.2	701,315.1	6,871.9	(2,131.3)	706,055.7
Equity shares	171,896.8	29,464.2	(42,055.0)	159,306.0	129,583.4	34,545.6	(26,517.5)	137,611.5
Other securities	47,616.6	3,569.8	(4,594.6)	46,591.8	61,589.8	5,980.7	(1,997.8)	65,572.7
Total	1,021,711.8	42,469.8	(50,410.6)	1,013,771.0	892,488.3	47,398.2	(30,646.6)	909,239.9

1. Includes pass through certificates, certificate of deposit, commercial paper and banker's acceptance.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Interest	48,006.9	43,038.9	37,152.4
Dividend	2,055.8	1,721.4	1,321.6
Total	50,062.7	44,760.3	38,474.0

Gross realized gain	19,397.4	32,690.4	41,714.9
Gross realized loss	(6,019.8)	(7,823.3)	(3,934.1)
Total	13,377.6	24,867.1	37,780.8

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Interest and dividend	23,130.8	20,527.8	22,211.7
Realized gain/(loss) on sale of trading portfolio	8,233.0	(50.0)	(1,937.9)
Unrealized gain/(loss) on trading portfolio	(2,073.3)	659.2	713.8
Total	29,290.5	21,137.0	20,987.6

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2020, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	16,838.7	16,914.2
One to five years	120,186.5	121,746.9
Five to ten years	103,367.0	109,101.0
Greater than ten years	25,562.3	26,907.7
Total corporate debt securities	265,954.5	274,669.8
Government securities
Less than one year	18,230.3	18,446.7
One to five years	801,446.3	833,881.0
Five to ten years	580,189.7	602,068.3
Greater than ten years	397,240.5	415,501.3
Total government securities	1,797,106.8	1,869,897.3
Other debt securities
Less than one year	7,921.8	7,934.4
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	7,921.8	7,934.4
Total debt securities classified as held to maturity	2,070,983.1	2,152,501.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2020, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	48,355.6	48,604.6
One to five years	74,093.8	73,622.8
Five to ten years	19,038.9	20,267.9
Greater than ten years	961.0	1,042.3
Total corporate debt securities	142,449.3	143,537.6
Government securities
Less than one year	283,407.2	284,362.4
One to five years	167,975.8	169,671.0
Five to ten years	21,797.2	21,863.2
Greater than ten years	5,857.4	5,982.4
Total Government securities	479,037.6	481,879.0
Other debt securities
Less than one year	105,448.7	106,596.7
One to five years	56,933.9	57,945.2
Five to ten years	7,741.6	7,512.1
Greater than ten years	10,587.3	10,402.6
Total other debt securities	180,711.5	182,456.6
Total debt securities classified as available for sale	802,198.4	807,873.2

6.       Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2020, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility offered by Reserve Bank of India amounted to Rs. 463,561.6 million (March 31, 2019: Rs. 148,045.3 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 641,609.9 million (March 31, 2019: Rs. 107,081.6 million).

During fiscal 2020, average borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 226,400.8 million (March 31, 2019: Rs. 155,902.1 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 82,996.1 million (March 31, 2019: Rs. 73,226.1 million).

7.       Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2020	2019
Commercial loans	3,338,912.7	3,234,407.0
Term loans	1,764,873.4	1,773,504.6
Working capital facilities[1]	1,574,039.3	1,460,902.4
Consumer loans and credit card receivable	4,053,805.5	3,578,558.3
Mortgage loans	2,351,364.0	2,098,716.3
Other secured loans	1,049,237.3	1,010,863.1
Credit cards	163,865.4	127,273.3
Other unsecured loans	489,338.8	341,705.6
Lease financing[2]	909.6	1,417.8
Total gross advances	7,393,627.8	6,814,383.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Provision for loan losses[3]	(331,166.7)	(344,766.3)
Total net advances	7,062,461.1	6,469,616.8

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

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

Impact of Covid-19 pandemic

Since the first quarter of Calendar Year 2020, the Covid-19 pandemic has impacted most countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity. The Government of India initiated a nation-wide lockdown from March 25, 2020 for three weeks which was further extended to May 31, 2020 in three phases. Several countries took unprecedented fiscal and monetary actions to help alleviate the impact of the crisis. The Reserve Bank announced an aggregate reduction of 115 basis points in the repo rate on March 27, 2020 and May 22, 2020. The Reserve Bank of India has announced several measures to ease the financial system stress, including enhancing system liquidity, moratorium on loan repayments for specific borrower segments, asset classification standstill benefit to overdue accounts where a moratorium has been granted and relaxation in liquidity coverage requirement, among others. The government announced measures to provide support to micro, small and medium enterprises, non-banking financial companies, housing finance companies and microfinance companies. Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a contraction for fiscal 2021.

While systemic liquidity is abundant, the economic weakness caused by the pandemic and uncertainty regarding normalization will impact banking sector loan growth, revenues, margins, asset quality and credit costs. The impact of the Covid-19 pandemic on banks, including the Bank, would depend on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels. The Bank believe there will be an impact on revenues and an increase in rating downgrades and non-performing asset formation at a systemic level as well as for the Bank.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2020	2019
Less than one year	2,247,841.1	1,963,603.8
One to five years	3,188,505.8	2,918,084.0
Greater than five years	1,626,114.2	1,587,929.0
Total	7,062,461.1	6,469,616.8

Interest income on loans

The Bank and its housing finance subsidiary recognizes interest income on loans in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per RBI guideline dated March 27, 2020, except in the case of non-performing loans where interest is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgrade. The overseas banking subsidiaries of the Bank recognize interest on loans as it accrues except in the case of impaired loans where interest is accrued on net loans.

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Commercial loans[1]	252,758.4	224,381.1	193,726.0
Consumer loans and credit card receivables[2]	356,483.5	284,448.2	238,801.1
Lease financing[3]	41.2	19.0	1.1
Total	609,283.1	508,848.3	432,528.2

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

Up to April 1, 2015, the Group classifies a loan as a standard restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. From April 1, 2015 a loan is downgraded to non-performing in case of restructuring. The restructuring of loans in the event of a natural calamity, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continues to be classified as standard restructured loans.

The loan accounts subjected to restructuring by the Bank are upgraded to the standard category from standard restructured category if the borrower demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower was reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year was from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. From February 12, 2018, restructured loans, classified as non-performing, can be upgraded only after satisfactory performance during

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements the ‘specified period’, that is, the date by which at least certain percentage of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan whichever is later. Further, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- equivalent or better) at the end of the ‘specified period’ by credit rating agencies accredited with the Reserve Bank of India.

The moratorium granted by the Group to the borrowers in accordance with the Reserve Bank of India circular dated March 27, 2020, is not considered as restructuring of loans.

At March 31, 2020, the Group had committed to lend (including non-fund-based facilities) Rs. 1,660.3 million (March 31, 2019: Rs. 754.2 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2020	2019
Commercial loans
Term loans	1,506.0	1,552.6
Working capital facilities	674.4	2,046.6
Consumer loans
Mortgage loans	59.9	53.1
Other secured loans	2,053.2	85.0
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Total gross restructured loans	4,293.5	3,737.3
Provision for loan losses	(231.7)	(278.9)
Total net restructured loans	4,061.8	3,458.4

Represents entire borrower level outstanding of the restructured accounts.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which sought to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, the Reserve Bank of India withdrew the scheme for sustainable structuring of stressed assets and stand-still benefit was withdrawn where such schemes were not implemented on that date. At March 31, 2020, the portfolio of loans where this scheme had been implemented by the Bank was Rs. 2.0 billion (March 31, 2019: Rs. 6.2 billion).

In fiscal 2016, the Reserve Bank of India issued guidelines permitting banks to flexibly structure long-term project loans to infrastructure and other core industries with an option to periodically refinance the loans without such refinancing being considered as restructuring. At March 31, 2020, the portfolio of such loans was Rs. 44.1 billion (March 31, 2019: Rs. 45.9 billion) out of which Rs. 13.0 billion (March 31, 2019: Rs. 19.1 billion) was classified as performing loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, wherever granted, is excluded from the number of days past-due for the purpose of asset classification as per the Reserve Bank of India circular. Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by banks within stipulated timelines and certain other non-financial parameters. Advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount of outstanding in the host country. In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per the National Housing Bank guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Bank. Loans in the Bank’s United Kingdom’s subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

The following table sets forth, for the periods indicated, a listing of non-performing loans.

Rupees in million

	At March 31,
	2020	2019
Commercial loans
Term loans	258,621.8	310,119.6
Working capital loans	105,889.4	124,160.1
Consumer loans
Mortgage loans	25,209.7	18,395.7
Other secured loans	33,254.1	21,825.9
Credit cards	6,609.5	4,661.4
Other unsecured loans	8,837.5	6,526.6
Lease financing	..	..
Total gross non-performing loans[1]	438,422.0	485,689.3
Provision for loan losses	(330,221.5)	(343,643.1)
Total net non-performing loans	108,200.5	142,046.2

1.	Does not include Rs. 13,092.6 million, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, consequent to outbreak of Covid-19.

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Provision for loan losses at the beginning of the year	278.9	628.1	3,011.6
Provision for loan losses made during the year	159.6	16.0	28.6
Reduction/write-back of excess provision[1]	(206.8)	(365.2)	(2,412.1)
Provision for loan losses at the end of the year	231.7	278.9	628.1

1.	Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Provision for loan losses at the beginning of the year	343,643.1	274,118.0	186,950.7
Provision for loan losses made during the year	146,100.0	206,845.5	205,183.6
Write-off/write-back of excess provision[1]	(159,521.6)	(137,320.4)	(118,016.3)
Provision for loan losses at the end of the year	330,221.5	343,643.1	274,118.0

1.	Includes provisions on loans which were upgraded during the period.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2020.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	315,390.1	28,253.0	..	..	343,643.1
Add: Provisions for loan losses	121,051.1	25,048.9	..	..	146,100.0
Less: Utilized for write-off of loans	(105,841.6)	(6,626.0)	..	..	(112,467.6)
Less: Write back of excess provisions	(39,699.3)	(7,354.7)	..	..	(47,054.0)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	290,900.3	39,321.2	..	..	330,221.5
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,859.7	1.5	..	66,235.81	71,097.0
C. Aggregate provision for loan losses at the end of the year (A) + (B)	295,760.0	39,322.7	..	66,235.8	401,318.5
Closing balance: individually evaluated for impairment	295,760.0	39,322.7	..	..	335,082.7
Closing balance: collectively evaluated for impairment	..	..	..	66,235.8	66,235.8
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

1.	The Bank has granted moratorium towards the payment of principal and/or interest in case of certain borrowers in accordance with Reserve Bank of India guidelines dated March 27, 2020. In line with the Reserve Bank of India guidelines dated April 17, 2020, in respect of all accounts classified as standard at February 29, 2020, even if overdue, the moratorium period, wherever granted, is excluded from the number of days past-due for the purpose of asset classification. At March 31, 2020, the Bank has made Covid-19 related provisions of Rs. 27,250.0 million which is included in the above amount. This provision made by the Bank is more than the requirement as per the Reserve Bank of India’s guideline.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2019.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	251,833.6	22,284.4	..	..	274,118.0
Add: Provisions for loan losses	193,905.8	12,939.7	..	..	206,845.5
Less: Utilized for write-off of loans	(120,493.5)	(1,640.9)	..	..	(122,134.4)
Less: Write back of excess provisions	(9,855.8)	(5,330.2)	..	..	(15,186.0)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	315,390.1	28,253.0	..	..	343,643.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	5,888.3	3.8	..	31,496.1	37,388.2
C. Aggregate provision for loan losses at the end of the year (A) + (B)	321,278.4	28,256.8	..	31,496.1	381,031.3
Closing balance: individually evaluated for impairment	321,278.4	28,256.8	..	..	349,535.2
Closing balance: collectively evaluated for impairment	..	..	..	31,496.1	31,496.1
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2020, the Bank’s Canadian subsidiary classified its exposure of Rs. 29,219.4 million as Stage-2 (March 31, 2019: Rs. 13,733.7 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 1,630.5 million (March 31, 2019: Rs. 447.8 million) in fiscal 2020. The increase in Stage-2 exposure and allowance for expected credit loss was primarily due to expected impact of Covid-19 pandemic on the current macro-economic environment.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date fixed by the Bank or its subsidiaries.

The following table sets forth the aging analysis of past due performing loans at March 31, 2020.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,504,231.9	1,890.3	129.4	..	2,019.7
Working capital facilities[4]	1,464,036.9	3,496.4	271.3	345.3	4,113.0
Consumer loans
Mortgage loans	2,308,733.6	10,663.6	6,757.1	..	17,420.7
Other secured loans	974,202.4	14,067.9	5,716.6	21,996.3	41,780.8
Credit cards	152,727.7	2,171.1	2,355.0	2.1	4,528.2
Other unsecured loans	477,799.8	1,771.9	918.0	11.6	2,701.5
Lease financing	909.6	..	..	..	..
Total	6,882,641.9	34,061.2	16,147.4	22,355.3	72,563.9

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days and loans where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, consequent to outbreak of Covid-19.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

In accordance with the regulatory package announced by the Reserve Bank of India on March 27, 2020, the Bank has extended the option of payment moratorium for all dues falling due between March 1, 2020 and May 31, 2020 to its borrowers. In line with the Reserve Bank of India guidelines issued on April 17, 2020, in respect of all accounts classified as standard as on February 29, 2020, even if overdue, the moratorium period, wherever granted, shall be excluded from the number of days past-due for the purpose of asset classification. Accordingly, the past-due buckets have been determined excluding the moratorium period for the purpose of the above disclosure.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in non-performing loans at March 31, 2020.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	54,885.3	54,885.3	..	258,621.8
Working capital facilities	18,725.6	18,725.6	..	105,889.4
Consumer loans
Mortgage loans	14,559.8	14,559.8	..	25,209.7
Other secured loans	16,595.0	16,595.0	..	33,254.1
Credit cards	1,209.4	1,209.4	..	6,609.5
Other unsecured loans	2,225.4	2,225.4	..	8,837.5
Lease financing	..	..	..	..
Total[1]	108,200.5	108,200.5	..	438,422.0

1. Does not include Rs. 13,092.6 million, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, consequent to outbreak of Covid-19.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

Rupees in million

	Year ended March 31, 2020	Year ended March 31, 2019
Rating grades
Investment grade	6,809,476.3	6,168,280.0
AAA, AA+, AA, AA-, 1, 2A-C	3,139,714.8	2,909,992.5
A+, A, A-, 3 A-C	1,807,324.9	1,434,522.3
BBB+, BBB and BBB-, 4A-C	1,862,436.6	1,823,765.2
Below investment grade[1]	223,069.7	281,763.5
Unrated	29,915.1	19,573.3
Net loans	7,062,461.1	6,469,616.8

1.	Includes non-performing and restructured loans.

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

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2020	2019	2018

Number of accounts[1,2]	5	15	15
Aggregate value (net of provisions) of accounts sold to SC/RC	7.8	2,764.1	5,398.6
Aggregate consideration[3]	310.9	3,851.5	5,719.4
Aggregate gain/(loss) over net book value[3,4,5]	303.1	1,087.4	320.8

1.	Excludes accounts previously written-off.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.	Represents corporate loans.

3.	During the year ended March 31, 2020, excludes security receipts received amounting to Nil (March 31, 2019: Nil, March 31, 2018: Rs. 153.6 million) towards interest overdue not recognized as income.

4.	During the year ended March 31, 2020, the Bank recognized nil loss (March 31, 2019: Rs. 1,024.0 million , March 31, 2018: Nil) on sale of non-performing assets to ARCs.

5.	During the year ended March 31, 2020, the Bank recognized gain of Rs. 303.1 million (March 31, 2019: Rs. 2,111.4 million, March 31, 2018: Rs. 320.8 million) on sale of non-performing assets to ARCs, out of which Nil (March 31, 2019: Nil, March 31, 2018: Rs. 200.2 million) has been set aside towards the security receipts received on such sale.

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

Rupees in million, except number of accounts

	Year ended March 31,
	2020	2019	2018

No. of accounts[1]	2	..	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	649.0	..	3,444.5
Aggregate consideration	995.9	..	3,988.7
Aggregate gain/(loss) over net book value	346.9	..	544.2

1.	Represents corporate loans.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to entities other than banking or financial companies, excluding those sold to SC/RC.

Rupees in million, except number of accounts

	Year ended March 31,
	2020	2019	2018

No. of accounts[1]	..	2	..
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	..	..	..
Aggregate consideration	..	28,653.3	..
Aggregate gain/(loss) over net book value	..	28,653.3	..

1.	Represents corporate loans.

10.   Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,387,182.2 million at March 31, 2020 which represented 110.1% of the capital funds (March 31, 2019: Rs. 1,231,961.2 million representing 97.8% of the capital funds). The single largest exposure (non-bank) at March 31, 2020 was Rs. 127,468.4 million which represented 10.1% of the capital funds (March 31, 2019: Rs. 120,844.2 million representing 9.6% of the capital funds).

The largest group of companies under the same management control accounted for 24.1% of the capital funds at March 31, 2020 (March 31, 2019: 23.2% of the capital funds).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

11.   Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 2,000,325.2 million (including fund-based commitments fungible with non-fund-based facilities) at March 31, 2020 (March 31, 2019: Rs. 1,560,566.2 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

12.   Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 8,531.7 million at March 31, 2020 (March 31, 2019: Rs. 7,507.9 million).

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

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), is computed using the current exposure method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for equity futures is computed based on the market value and open quantity of the contracts at the balance sheet date and credit exposure for equity options is computed based on the price sensitivity of the option and open quantity of the contracts at the balance sheet date.

Over the counter derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2020.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure

Interest rate derivatives[2]	19,333,987.5	78,713.9	(93,251.6)	(9,268.2)	304,388.8
Currency derivatives (including foreign exchange derivatives)[3] derivatives)[2]	8,577,802.1	64,347.5	(55,435.5)	23,507.3	311,122.8
Equity derivatives	1.5	0.9	..	24.8	1.5
Un-funded credit derivatives	..	..	..	1.5	..

1.	The Bank has recovered Rs. 201.5 million from earlier recorded credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2019.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure

Interest rate derivatives[2]	17,943,077.5	31,627.5	(30,343.2)	1,499.9	203,370.0
Currency derivatives (including foreign exchange derivatives)[3] derivatives)[2]	5,905,469.3	43,515.1	(44,476.4)	9,850.8	219,078.2
Equity derivatives	1,438.6	4.9	(1.8)	79.2	1,184.1
Un-funded credit derivatives	..	..	..	5.7	..

1.	The Bank has additionally recorded a loss of Rs. 49.4 million due to credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2020.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	324,552.4	15,124.9	(2,259.8)	19,856.3
Currency derivatives (including foreign exchange derivatives)[2]	16,361.7	759.9	..	2,335.3

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2020 and March 31, 2019 amounted to Rs. (14,739.5) million and Rs. (4,118.7) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2020 and March 31, 2019 amounted to Rs. 15,642.6 million and Rs. 4,669.6 million respectively.

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 154,403.4 million at March 31, 2020 (March 31, 2019: Rs. 129,816.9 million). The gross positive and negative fair values of these hedging instruments were Rs. 1,609.0 million (March 31, 2019: Rs. 2,941.6 million) and Rs. (4,783.9) million (March 31, 2019: Rs. (18.7) million) and the credit exposure was Rs. 5,466.1 million at March 31, 2020 (March 31, 2019: Rs. 5,308.5 million).

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, currency, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2020, the net open position on this portfolio was Nil (March 31, 2019: Nil) with mark-to-market gain of Nil (March 31, 2019: Nil) at that date. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2020 was Rs. (8.8) million (March 31, 2019: Rs. 31.4 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such instruments immediately if the credit risk related contingent features were triggered at March 31, 2020 would be Nil (March 31, 2019: Nil).

As per the Basel III Regulations, Banks may adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. Therefore, mark-to-market receivable has been fully offsetted against the collateral received from the counterparty and the excess collateral posted over the net mark-to-market payable is reckoned as exposure. Since, the collateral received is counterparty wise and not product wise, the derivative exposure reported above has not been adjusted for the collateral received/posted. At March 31, 2020, collateral utilized against mark-to-market receivable is Rs. 15,185.9 million (March 31, 2019: Rs. 2,946.4 million), excess collateral posted over net mark-to-market payable is Rs. 348.6 million (March 31, 2019: Rs. 135.0 million) and the net credit exposure post collateral netting on forex and derivatives is Rs. 517,228.1 million (March 31, 2019: Rs. 342,885.2 million).

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

At March 31, 2020, the Group has assessed its contingent tax liability at an aggregate of Rs. 69,164.5 million (March 31, 2019: Rs. 63,032.2 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Indian tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2020. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s sales tax/value added tax demand aggregating to Rs. 2,279.9 million (March 31, 2019: Rs. 3,851.6 million) by the tax authorities, the Group has appealed against the tax demands and expects a favorable outcome based on opinions from the counsels and decisions in own/other cases. The disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion transactions related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s service tax demand aggregating to Rs. 14,101.6 million (March 31, 2019: Rs. 13,377.0 million) by the tax authorities, the disputed issues mainly pertains to the demands along with interest and penalty levied by the service tax authorities. Of the total demand, Rs. 6,306.8 million pertains to the Bank, mainly relating to applicability of service tax on collection agency services and interest on liquidity facilities in relation to securitization transactions, inter-change fee received by the Bank as an issuing bank on card transactions, amount paid as foreign bank charges in case of import and export transactions, consignment agency services provided to foreign bullion supplier, non-grossing up of tax deducted at source with respect to settlement charges paid to VISA/Master, denial of input credit availed for service tax on deposit insurance premium and ATM interchange fee paid by the Bank to acquiring banks. An amount of Rs. 1,537.0 million pertains to life insurance subsidiary for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 4,279.3 million pertains to general insurance subsidiary mainly for disallowance of service tax input credit on payments made to automobile dealers, Rs. 1,091.6 million pertains to venture capital fund mainly in respect of retention of contribution received by the fund, treated as fee received in lieu of management services rendered by them and Rs. 255.9 million pertains to Venture Funds Management Company for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fee received. The balance amount of Rs. 631.0 million pertains to other Group entities. The Group believes that the tax authorities would not be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 52,783.0 million (March 31, 2019: Rs. 45,803.6 million) includes appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate authorities and counsel opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 25,305.9 million (March 31, 2019: Rs. 20,954.9 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Marked-to-market losses on derivatives: Rs. 12,303.2 million (March 31, 2019: Rs. 5,317.8 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 3,346.4 million (March 31, 2019: Rs. 3,447.9 million) relates to the disallowance of depreciation claimed on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from the counsel and past decisions by the appellate authorities in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,030.6 million (March 31, 2019: Rs. 1,030.6 million) relates to two special reserve accounts maintained by the Group, which include special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department.

Interest on perpetual bonds: Rs. 2,087.3 million (March 31, 2019: Rs. 2,426.5 million) relates to the disallowance of interest paid on perpetual bonds as it does not qualify as a borrowing and interest paid on these bonds is not admissible as a deduction. The Group has relied on the favourable opinion from the counsel and the past decision by the appellate authorities in the Group’s own case.

Disallowance of write off in respect of credit cards: Rs. 1,063.8 million (March 31, 2019: Rs. 5,552.6 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favourable opinion from the counsel and past decision by the appellate authorities in Group’s own case.

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 42,867.1 million (March 31, 2019: Rs. 42,184.2 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 28,318.3 million mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which were covered by favorable Apex Court decisions in own/other cases and Rs. 13,572.9 million pertains to errors requiring rectification by tax authorities. Therefore, these are not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities have not been quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

15.   Litigation

A number of litigations and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 4,871.0 million against which provision of Rs. 3,238.5 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 3,995.9 million at March 31, 2020, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows. In addition to the above, in the course of recovery proceedings initiated by the Bank, moneys are released by the courts against undertakings furnished by the Bank pending final determination of the recovery proceedings. Such undertakings are reported under the statement of contingent liability, and aggregate value of such undertakings provided amounted to Rs. 38.7 million at March 31, 2020.

The Bank, in its previous Annual Report for 2018, had reported on the various steps and measures taken pursuant to its becoming aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and NPA recoveries as fees, and overvaluation of collateral securing corporate loans. Based on the results of an internal inquiry and review undertaken for additional loan accounts, the Bank had concluded that the likely impact of these allegations was not material to the financial statements for the year ended March 31, 2018 or earlier periods included in that annual report. Since then, the Bank has received some additional information relating to these matters, the likely impact of which has been assessed to be not material to the financial statements for the year ended March 31, 2020 or earlier periods presented here. As previously reported, the Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations made in the complaint. The Bank has an established process whereby all whistleblower complaints and matters escalated to senior management are investigated for appropriate action, including an assessment of the impact on financial statements, if any.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.   Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2020 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	725,542.4	399,423.4	620,926.1	39,966.7	397,038.1	123,744.8	67,371.3	(876,151.8)	1,497,861.0
	External revenue	404,713.6	282,617.6	186,258.2	36,980.8	396,841.7	121,132.5	69,316.6	..	1,497,861.0
	Revenue from transfer pricing on external liabilities and other internal revenue	320,828.8	116,805.8	434,667.9	2,985.9	196.4	2,612.3	(1,945.3)	(876,151.8)	..
2	Segment results[1]	89,930.2	9,272.3	51,710.8	10,867.9	10,684.0	16,968.9	23,852.7	(12,295.8)	200,991.0
3	Unallocated expenses									15,104.9
4	Operating profit (2) – (3)[1]									185,886.1
5	Income tax expenses (net)/(net deferred tax credit)									73,631.4
6	Net profit[2] (4) – (5)									112,254.7
	Other information
7	Segment assets	3,513,412.1	3,073,070.6	4,133,791.4	734,528.0	1,557,104.9	365,990.6	378,947.4	(145,872.9)	13,610,972.1
8	Unallocated assets									161,950.2
9	Total assets (7) + (8)									13,772,922.3
10	Segment liabilities	5,732,467.7	2,307,128.6	2,880,715.4[3]	670,469.0[3]	1,558,623.1[3]	370,420.9[3]	383,865.6[3]	(145,872.9)[3]	13,757,817.4
11	Unallocated liabilities									15,104.9
12	Total liabilities (10) + (11)									13,772,922.3
13	Capital expenditure	9,947.7	3,008.0	..	880.9	605.7	3,056.0	616.5	..	18,114.8
14	Depreciation	6,865.4	2,515.8	0.4	280.6	605.5	906.2	554.7	(16.4)	11,712.2

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2019 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	591,723.3	341,685.0	541,021.8	37,425.1	366,987.7	111,526.8	60,995.7	(738,300.4)	1,313,065.0
	External revenue	324,266.3	250,778.6	167,455.6	35,395.3	364,569.7	109,229.6	61,369.9	..	1,313,065.0
	Revenue from transfer pricing on external liabilities and other internal revenue	267,457.0	90,906.4	373,566.2	2,029.8	2,418.0	2,297.2	(374.2)	(738,300.4)	..
2	Segment results	82,231.2	(102,423.4)	53,401.0	5,916.3	11,624.0	15,984.2	20,142.7	(12,793.4)	74,082.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									74,082.6
5	Income tax expenses (net)/(net deferred tax credit)									17,191.0
6	Net profit[2] (4) - (5)									56,891.6
	Other information
7	Segment assets	3,071,558.3	2,884,954.5	3,331,049.7	765,251.5	1,626,999.2	329,504.5	314,909.5	(147,533.9)	12,176,693.3
8	Unallocated assets									211,245.6
9	Total assets (7) + (8)									12,387,938.9
10	Segment liabilities	4,889,760.0	1,874,784.2	2,801,718.4[3]	687,857.4[3]	1,629,321.7[3]	334,018.4[3]	318,012.7[3]	(147,533.9)[3]	12,387,938.9
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									12,387,938.9
13	Capital expenditure	5,436.5	1,966.4	..	251.3	1,245.1	1,159.3	970.3	..	11,028.9
14	Depreciation & amortization	5,559.0	2,111.0	0.4	193.8	567.2	608.3	435.1	(16.4)	9,458.4

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2018.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	502,625.4	300,940.3	515,895.5	31,134.7	325,235.3	95,244.7	59,249.7	(640,634.6)	1,189,691.0
	External revenue	272,416.5	217,808.7	194,121.9	29,920.8	324,927.5	93,116.3	57,379.3	..	1,189,691.0
	Revenue from transfer pricing on external liabilities and other internal revenue	230,208.9	83,131.6	321,773.6	1,213.9	307.8	2,128.4	1,870.4	(640,634.6)	..
2	Segment results	71,414.2	(82,813.0)	77,451.4	5,705.4	17,191.3	11,962.3	21,040.8	(12,167.8)	109,784.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									109,784.6
5	Income tax expenses (net)/(net deferred tax credit)									18,789.2
6	Net profit[2] (4) - (5)									90,995.4
	Other information
7	Segment assets	2,586,385.4	2,657,712.2	3,304,242.1	680,805.1	1,415,129.1	294,632.6	313,824.1	(154,758.3)	11,097,972.3
8	Unallocated assets									144,838.1
9	Total assets (7) + (8)									11,242,810.4
10	Segment liabilities	4,135,023.7	1,672,682.4	2,947,045.6[3]	611,878.3[3]	1,417,238.7[3]	297,406.3[3]	316,293.7[3]	(154,758.3)[3]	11,242,810.4
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									11,242,810.4
13	Capital expenditure	7,393.7	1,302.8	24.3	89.6	2,430.6	478.1	461.3	..	12,180.4
14	Depreciation & amortization	6,665.6	1,081.8	17.7	123.5	436.8	546.5	366.0	(16.5)	9,221.4

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2020 and March 31, 2019.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2020 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	52,206.1	1,033.5	..	237.5	..	..	35.9	(236.7)	53,276.3
2	Lending linked fee	14,868.3	12,063.4	..	386.0	..	..	768.0	(258.6)	27,827.1
3	Fund management fee	..	..	..	9.3	..	..	20,149.5	(0.7)	20,158.1
4	Commercial banking fee	1,886.4	17,590.5	..	463.2	..	..	..	(206.2)	19,733.9
5	Securities brokerage income	..	..	..	0.0	..	..	9,475.7	(44.4)	9,431.3
6	Third party products distribution fee	12,313.1	26.4	..	2.0	..	..	3,928.0	(11,161.4)	5,108.1
7	Others	1,560.7	873.5	1,914.7	528.1	4.0	..	1,633.1	(100.1)	6,414.0
	Total	82,834.6	31,587.3	1,914.7	1,626.1	4.0	..	35,990.2	(12,008.1)	141,948.8

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

18.   Employee Stock Option Scheme

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2020.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	232,427,774	235.40	7.52	38,374.9
Add: Granted during the year[1]	34,288,400	402.16
Less: Lapsed during the year, net of re-issuance[2]	1,904,051	316.72
Less: Exercised during the year	26,525,550	207.09
Outstanding at the end of the year	238,286,573	261.89	6.63	17,387.3
Options exercisable	169,975,899	231.93	6.59	15,610.8

1.	Includes 379,800 options pertaining to Group Whole-time directors pending for regulatory approval.

2.	Includes options pertaining to Whole-time directors adjusted after the subsequent RBI approval for revised number of options.

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2019.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	235,672,250	224.19	8.47	12,832.3
Add: Granted during the year[1]	35,419,900	283.91
Less: Lapsed during the year, net of re-issuance	20,415,499	229.88
Less: Exercised during the year	18,248,877	191.04
Outstanding at the end of the year	232,427,774	235.40	7.52	38,374.9
Options exercisable	152,151,329	222.84	6.91	27,031.8

1.	Includes 4,307,500 options granted to Whole-time directors pending for regulatory approval.

Total fair value of options vested was Rs. 3,966.2 million for the year ended March 31, 2020, Rs. 4,085.0 million for the year ended March 31, 2019 and Rs. 3,266.3 million for the year ended March 31, 2018.

Total aggregate intrinsic value of options exercised was Rs. 6,604.2 million for the year ended March 31, 2020, Rs. 2,691.5 million for the year ended March 31, 2019 and Rs. 2,379.5 million for the year ended March 31, 2018.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2020 and March 31, 2019 was Rs. 2,722.3 million and Rs. 2,119.1 million respectively and the weighted-average period over which it is expected to be recognized was 1.89 years and 1.89 years respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a summary of stock options exercisable at March 31, 2020.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	1,173,325	79.11	2.86	287.0
100-199	24,177,234	166.55	3.58	3,800.6
200-299	144,497,270	244.00	7.13	11,523.2
300-399	128,070	345.93	4.83	..

The following table sets forth a summary of stock options exercisable at March 31, 2019.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	1,602,975	79.15	3.84	515.1
100-199	33,771,457	166.66	4.23	7,897.1
200-299	116,776,897	241.05	7.73	18,619.6

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2020.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2019	80,276,445	94.24
Add: Granted during the year	34,288,400	149.62
Less: Vested during the year	44,391,312	89.35
Less: Forfeited during the year	1,862,859	117.86
Unvested at March 31, 2020	68,310,674	124.57

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2019.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2018	99,243,514	86.06
Add: Granted during the year	35,419,900	107.22
Less: Vested during the year	46,916,376	87.07
Less: Forfeited during the year	7,470,593	92.18
Unvested at March 31, 2019	80,276,445	94.24

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2020	2019	2018
Risk-free interest rate	6.18% to 7.62%	7.32% to 8.31%	7.06% to 7.59%
Expected term	3.46 years to 5.46 years	3.64 years to 6.64 years	3.90 years to 6.90 years
Expected volatility	29.06% to 31.17%	30.79% to 32.22%	31.71% to 32.92%
Expected dividend yield	0.19% to 0.37%	0.43% to 0.80%	0.73% to 1.81%

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

19.   Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Interest income	848,357.7	719,816.5	621,623.5
Interest expense	446,655.2	391,775.4	342,620.5
Net interest income	401,702.5	328,041.1	279,003.0
Provision for loan losses & others	132,004.2	201,026.9	160,240.3
Provision for depreciation of investments	18,136.5	3,591.3	19,489.3
Net interest income after provision for loan losses and investments	251,561.8	123,422.9	99,273.4
Non-interest income	649,503.3	593,248.5	568,067.5
Non-interest expense	715,179.0	642,588.8	557,556.3
Income before income tax expense, minority interest	185,886.1	74,082.6	109,784.6
Income tax expense	73,631.4	17,191.0	18,789.2
Income before minority interest	112,254.7	56,891.6	90,995.4
Less: Minority interest	16,591.6	14,349.2	13,873.5
Net income	95,663.1	42,542.4	77,121.9

	Year ended March 31,
	2020	2019	2018
Earnings per equity share: (Rs.)
Basic	14.81	6.61	12.02
Diluted	14.55	6.53	11.89
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	6,460	6,436	6,417
Diluted	6,567	6,509	6,482

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2020	2019
Assets
Cash and cash equivalents	1,278,529.2	873,909.0
Investments[1,2]	4,434,726.3	3,982,007.6
Loans, net[1,2]	7,062,461.1	6,469,616.8
Property, plant and equipment[3]	104,086.6	96,582.0
Goodwill	1,097.0	1,097.0
Deferred tax asset (net)	88,070.3	109,372.9
Interest accrued, outstanding fees and other income	117,969.7	103,512.4
Assets held for sale	..	10,062.4
Other assets	685,982.1	741,778.9

Total assets	13,772,922.3	12,387,939.0

Liabilities
Interest-bearing deposits	6,958,872.6	5,845,720.0
Non-interest bearing deposits	1,048,972.0	967,449.4
Short-term borrowings and trading liabilities	816,139.1	533,262.7
Long-term debt	1,322,378.7	1,569,978.5
Other liabilities	2,329,011.6	2,263,188.9
Total liabilities	12,475,374.0	11,179,599.5

Minority interest	67,947.7	65,805.4
Stockholders’ equity	1,229,600.6	1,142,534.1

Total liabilities and stockholders’ equity	13,772,922.3	12,387,939.0

1.	Includes investments and loans amounting to Rs. 378,333.3 million (March 31, 2019: Rs. 143,496.4 million) pledged as security towards short-term borrowings amounting to Rs. 374,299.0 million (March 31, 2019: Rs. 141,352.2 million).

2.	Includes investments and loans amounting to Rs. 240,796.8 million (March 31, 2019: Rs. 162,804.4 million) pledged as security towards long-term borrowings amounting to Rs. 238,846.7 million (March 31, 2019: Rs. 161,177.8 million).

3.	Includes property, plant and equipment amounting to Nil (March 31, 2019: Rs. 53.9 million), pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Nil (March 31, 2019: Rs. 4,000.0 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2019	12,894.6	46.8	330,333.2	268,271.2	530,988.3
Proceeds from issue of share capital	53.1	..	5,452.1	..	..
Additions during the year	..	..	114.1[3]	49,325.8	42,016.6
Deductions during the year	..	(11.9)	..	(8,793.0)[4]	(1,090.2)[5]
Balance at March 31, 2020	12,947.7	34.9	335,899.4	308,804.0	571,914.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 6,896.7 million towards reduction in fair value change account of insurance subsidiaries.

5.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2018	12,858.1	55.7	326,802.5	264,837.0	501,743.7
Proceeds from issue of share capital	36.5	..	3,451.5	..	..
Additions during the year	..	..	79.2[3]	6,696.9[4]	31,599.4
Deductions during the year	..	(8.9)	..	(3,262.7)[5]	(2,354.8)[6]
Balance at March 31, 2019	12,894.6	46.8	330,333.2	268,271.2	530,988.3

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	During the year ended March 31, 2018, the Bank made provision amounting to Rs. 5,254.0 million for frauds on non-retail accounts through reserves and surplus, as permitted by Reserve Bank of India. During the year ended March 31, 2019, the entire provision has been recognized in profit and loss account and equivalent debit has been reversed in reserves and surplus as required by Reserve Bank of India.

5.	Includes Rs. 2,209.4 million towards reduction in fair value change account of ICICI Lombard General Insurance Company Limited.

6.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2017	11,651.1	62.6	323,932.0	257,626.7	453,047.6
Proceeds from issue of share capital	41.1	..	3,905.3	..	..
Additions during the year	1,165.93	..	131.1[4]	13,480.1	49,357.6
Deductions during the year	..	(6.9)	(1,165.9)[5]	(6,269.8)[6]	(661.5)[7]
Balance at March 31, 2018	12,858.1	55.7	326,802.5	264,837.0	501,743.7

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents equity shares issued as bonus shares

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Represents amount utilized for issuance of bonus shares.

6.	Includes deduction amounting to Rs. 5,254.0 million as provision by the Bank for frauds on non-retail accounts, which would be reversed and recognized through profit and loss account in the subsequent quarters of the next financial year as permitted by the Reserve Bank of India.

7.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2020	March 31, 2019	March 31, 2018

Balance at the beginning of the year	220,201.1	214,737.7	215,045.5
Additions during the year	95,663.1	42,542.4	77,121.9
Dividend (including corporate dividend tax)	(8,735.5)	(11,584.4)	(16,906.1)
Deductions during the year[2]	(39,128.8)	(25,494.6)[1]	(60,523.6)
Balance at the end of the year	267,999.9	220,201.1	214,737.7

1.	At March 31, 2019 includes impact of Rs. 263.0 million (equivalent to CAD 5.1 million) on account of adoption of International Financial Reporting Standards (IFRS) 9– Financial instruments by the Canadian subsidiary of the Bank.

2.	Includes appropriations/transfers to other reserves.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Conversions of loans to investments	9,984.6	1,470.2	23,887.7
Interest paid	452,592.8	391,023.8	341,736.0
Interest and dividend received	834,631.4	711,068.9	604,962.1

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2020		At March 31, 2019
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	353,119.3	353,119.3	380,662.8	380,662.8
Balances with banks and money at call and short notice	925,409.9	925,409.9	493,246.2	493,246.2
Investments	4,434,726.3	4,544,863.7	3,982,007.6	4,016,947.1
Advances	7,062,461.1	7,087,114.7	6,469,616.8	6,441,548.2
Other assets	721,774.4	721,774.4	736,011.9	736,011.9
Total	13,497,491.0	13,632,282.0	12,061,545.3	12,068,416.2

Financial liabilities
Interest-bearing deposits	6,961,840.7	6,986,808.7	5,845,720.0	5,871,668.6
Non-interest-bearing deposits	1,046,003.9	1,046,003.9	967,449.4	967,449.4
Borrowings	2,138,517.8	2,171,182.3	2,103,241.2	2,117,901.2
Other liabilities and provisions	782,102.0	782,102.0	693,808.0	693,808.0
Total	10,928,464.4	10,986,096.9	9,610,218.6	9,650,827.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

21.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1. Net income reconciliation

Rupees in million

		Year ended March 31,
	Note	2020	2019	2018
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		95,663.1	42,542.4	77,121.9

Adjustments on account of:

Allowance for loan losses	(a)	5,045.1	65,035.9	19,477.7

Business combinations	(b)	(1,806.2)	(1,806.2)	100,367.2

Consolidation	(c)	(8,052.0)	1,080.7	95.9

Valuation of debt and equity securities	(d)	14,600.2	12,548.7	(51,368.0)

Amortization of fees and costs	(e)	9,400.5	4,187.3	5,353.7

Accounting for derivatives	(f)	(436.0)	719.5	(113.8)

Accounting for compensation costs	(g)	(4,076.6)	(3,201.5)	(3,395.4)

Accounting for securitization	(h)	326.9	(224.8)	(46.1)

Income tax benefit/(expense)	(i)	(4,775.7)	(34,962.0)	25,491.7

Others	(j)	7,448.3	9,029.7	5,695.5
Total impact of all adjustments		17,674.5	52,407.3	101,558.4

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		113,337.6	94,949.7	178,680.3
Net income as per U.S. GAAP attributable to non-controlling interests[1]		8,852.8	8,190.3	6,629.1
Total net income as per U.S. GAAP[2]		122,190.4	103,140.0	185,309.4

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		14.81	6.61	12.02

U.S. GAAP (consolidated)		17.54	14.75	27.84

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		14.55	6.53	11.89

U.S. GAAP (consolidated)		17.28	14.61	27.65

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 16,591.6 million (March 31, 2019: Rs. 14,349.2 million and March 31, 2018: Rs. 13,873.6 million).

2.	Includes pre-acquisition profit of Rs. 1,868.4 million of ICICI Lombard General Insurance Company Limited during the year ended March 31, 2018, of which Rs 690.2 million was attributable to non-controlling interests.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2. Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2020	2019

Consolidated net worth as per Indian GAAP excluding minority interests[1]		1,229,600.6	1,142,534.1

Adjustments on account of:

Allowance for loan losses	(a)	20,964.2	15,926.2

Business combinations	(b)	126,117.0	127,923.2

Consolidation	(c)	12,687.0	12,420.0

Valuation of debt and equity securities	(d)	35,182.7	(18,956.0)

Amortization of fees and costs	(e)	23,258.0	16,793.5

Accounting for derivatives	(f)	498.6	934.6

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,202.3)	(1,513.5)

Income tax assets/(liabilities)	(i)	15,703.5	31,014.8

Others	(j)	(5,628.9)	(11,772.0)
Total impact of all adjustments		227,579.8	172,770.8

ICICI Bank stockholders’ equity as per U.S. GAAP		1,457,180.4	1,315,304.9
Non-controlling interests[1]		106,576.5	102,318.4
Total equity as per U.S. GAAP		1,563,756.9	1,417,623.3

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 67,947.7 million (March 31, 2019: Rs. 65,805.4 million).

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP as compared to provisions based on graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Allowances for credit losses on the performing portfolios are computed based on the probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

Under Indian GAAP, up to February 12, 2018, loan accounts subjected to restructuring were upgraded to the standard category if the borrower demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower got reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year was from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. From February 12, 2018, restructured loans can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least certain percentage of the outstanding principal debt as per the resolution plan and interest capitalisation sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with longest period of moratorium under the terms of the resolution plan, whichever is later. Further, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- equivalent or better) at the end of the ‘specified period’ by credit rating agencies accredited with the Reserve Bank of India. However, the process of upgrading under U.S. GAAP is not rule-based and the timing of upgrades may differ across individual loans.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for. The provisions on non-performing retail loans held by the Bank are higher than the minimum regulatory requirement. In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, wherever granted, is excluded from the determination of number of days past-due for the purpose of asset classification as per the Reserve Bank of India circular.

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

Smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans are evaluated for impairment at an aggregate portfolio level for each loan type. The allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon statistical analysis that, among other factors, includes analysis of historical delinquency and credit loss experience. Since the first quarter of calendar year 2020, the Covid-19 pandemic has impacted most countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity. The Government of India initiated a nation-wide lockdown from March 25, 2020 for three weeks which was further extended to May 31, 2020 in three phases. Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a contraction for fiscal 2021. There is uncertainty on the impact of Covid-19 pandemic on the economy and banking industry. The Government and the Reserve Bank of India have taken various measures to mitigate the impact on economy, including allowing banks to extend moratorium on repayment on principal/interest to borrowers. Accordingly, while measuring the allowance for loan loss on smaller balance homogenous consumer loans in fiscal 2020, the Bank has made certain judgments and adjusted delinquency experience, collection efficiency from delinquent loans and recovery estimates to reflect the possible impact of Covid-19 pandemic on its consumer loan portfolio. However, substantial uncertainties remain in determination of estimates of loss allowances on account of likely impact of Covid-19.

Under Indian GAAP, the Bank holds specific provisions on certain performing commercial loans and advances. As required by the Reserve Bank of India, the Bank also makes additional provision on loans to borrowers, where proceedings under Insolvency and Bankruptcy Code have been initiated based on direction of the Reserve Bank of India. Under U.S. GAAP, these loans are evaluated for impairment and measurement, as discussed above. Up to fiscal 2017, under Indian GAAP, specific provision was made on loans where strategic debt restructuring had been invoked/implemented as prescribed by the Reserve Bank of India. In fiscal 2018, the Reserve Bank of India issued revised guidelines on resolution of stressed assets which superseded the previous guidelines on strategic debt restructuring. Consequently, accounts where the Bank had invoked but not yet

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements implemented strategic debt restructuring were classified as non-performing under Indian GAAP. Under U.S. GAAP, the Bank opted for fair value option for accounting these loans at fair value through income statement under ASC Subtopic 825-10 “Financial Instruments”. See also– 22. Notes under U.S. GAAP – Fair value accounting of financial interests.

Under Indian GAAP, any contractual amount due from the counter-party under derivative contracts, if not collected within 90 days, is required to be reversed through income statement under Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as individual credit exposures.

Allowances on performing loans

Under U.S. GAAP, allowances for credit losses on the performing loans are made under FASB Topic 450, “Contingencies”. The Bank estimates the allowance on commercial loans based on the internal estimates of probability of default and loss given default and overall portfolio quality as determined by internal credit ratings. The internal estimates of probability of default and loss given default reflect default rates and recovery experience historically observed by the Bank. The internal credit ratings of exposures reflect current economic conditions and relevant risk factors. Consequent to the outbreak of Covid-19, the Bank carried out an analysis of its commercial loan portfolio to identify assets at higher risk due to the uncertainties pursuant to the pandemic, and the internal credit ratings of such exposures were calibrated to reflect the enhanced risk for the purpose of computing the collective allowance. The estimated impact on the internal credit ratings was incorporated in the computation of allowance for credit losses on the performing loans.

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

In line with the Reserve Bank of India guidelines, in respect of all accounts classified as standard at February 29, 2020, even if overdue, the moratorium period, wherever granted, is excluded from the number of days past-due for the purpose of asset classification. At March 31, 2020, the Bank has made Covid-19 related provisions of Rs. 27,250.0 million under Indian GAAP. The provision made by the Bank is more than the requirement as per the Reserve Bank of India’s guideline.

Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. The Bank has internal policies for charge off of non-performing loans against loan loss allowances. Loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement. For loans classified as doubtful or loss, the Bank writes off the portion of the loan not covered by the current value of collateral based on an evaluation of the possibility of recovery of such

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements loans. Small-balance homogenous loans other than mortgage loans are generally charged off against allowances after predefined periods of delinquency, as follows:

● Two wheeler loans: overdue for 2 continuous years

● Credit card receivables and unsecured personal loans along with small value personal loans: overdue for 2 continuous years

● Other consumer loans and unsecured small value business banking loans: overdue for 3 continuous years

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

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	24,587.6	2,300.7	7,771.4

Differences due to provisions on loans classified as other impaired under U.S. GAAP[1]	(16,059.2)	53,526.9	8,464.7

Differences due to provisions created on performing assets	(3,483.3)	9,208.3	3,241.6

	5,045.1	65,035.9	19,477.7

1. Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses.

In fiscal 2018, gross additions to non-performing loans were significantly higher under Indian GAAP as compared to U.S. GAAP. These loans had been largely classified as impaired under U.S. GAAP in earlier years. Further, in fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, in respect of certain corporate borrowers and directed banks to make additional provisions against loans to these borrowers. The Bank also made additional provision under Indian GAAP on loans classified as non-performing in earlier years due to past-due bucket movement. This resulted in continued higher provisions under Indian GAAP in fiscal 2018. Under U.S. GAAP, while the provision on impaired loans in fiscal 2018 also continued to be elevated, it was lower than provision under Indian GAAP during the same year.

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

In fiscal 2020, while the provision requirement under Indian GAAP decreased significantly as compared to fiscal 2019 due to lower ageing related provisions, the provision levels on non-performing loans during the year remained high. The Bank made up to 100% provision on a few borrowers due to past-due bucket movement as required under the Reserve Bank of India’s guidelines. Under U.S. GAAP, the provision requirement on these borrowers were based on the assessment of recovery and were lower than Indian GAAP. This has resulted in provision for impaired loans under U.S. GAAP being lower than Indian GAAP in fiscal 2020.

Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring is invoked/implemented as prescribed by Reserve Bank of India. The Bank opted for fair value option for accounting loans and guarantees at fair value through income statement in such cases under ASC Subtopic 825-10 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. Fair value gain of Rs. 11,670.5 million for the year ended March 31, 2020 (for the year ended March 31, 2019: Fair value gain of Rs. 13,817.5 million) on these loans and guarantees under U.S. GAAP were recorded in the line item “Valuation of debt and equity securities”. See also– 22. Notes under U.S. GAAP – Fair value accounting of financial interests.

At year-end fiscal 2020, the Bank made Covid-19 related general provision of Rs. 27,250.0 million under Indian GAAP. The provision made by the Bank was more than the requirement under Reserve Bank of India guidelines dated April 17, 2020, which required a provision of 5.0% by March 31, 2020 and 5.0% by June 30, 2020 on loans to borrowers who were overdue but standard at February 29, 2020 and to whom moratorium had been extended. Under U.S. GAAP, consequent to the outbreak of Covid-19, the Bank carried out an analysis of its commercial loan portfolio to identify assets at higher risk due to the uncertainties pursuant to the pandemic, and the internal credit ratings of such exposures were calibrated to reflect the enhanced risk for the purpose of computing the collective allowance. The estimated impact on the internal credit ratings was incorporated in the computation of allowance for credit losses on the performing loans at year-end fiscal 2020. Further, while measuring the allowance for loan loss on smaller balance homogenous consumer loans at year-end fiscal 2020, the Bank has applied certain judgments and adjusted the delinquency experience, collection efficiency from delinquent loans and recovery estimate to reflect the impact of Covid-19 pandemic on its consumer loan portfolio. However, substantial uncertainties remain in determination of estimates of loss allowances on account of likely impact of Covid-19.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 - Advances" for Indian GAAP balance sheet presentation.

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

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2020, 2019 and 2018.

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

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Remeasurement of equity interest to fair value on acquisition of control in equity affiliate	..	..	101,714.5
Amortization of intangibles	(1,813.7)	(1,813.7)	(1,373.2)
Others	7.5	7.5	25.9
Total difference in business combinations	(1,806.2)	(1,806.2)	100,367.2

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of life insurance subsidiary;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

Under Indian GAAP, our life insurance subsidiary (ICICI Prudential Life Insurance Company Limited) is consolidated on line-by-line basis. Under U.S. GAAP, ICICI Prudential Life Insurance Company Limited is accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10, “Consoliation – Overall”.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Profit/(loss) as per U.S. GAAP for life insurance subsidiary(1)	(4,450.5)	13,187.4	16,214.2
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	10,669.8	11,389.3	16,191.7
Net reconciliation difference for life insurance subsidiary(2)	(15,120.3)	1,798.1	22.5
Profit/(loss) from life insurance subsidiary attributable to the Group(3)	(7,994.7)	961.5	13.7
Profit/(loss) from equity affiliates and majority owned subsidiaries	..	121.3	79.9
Profit/(loss) on consolidation of variable interest entities and special purpose entities	(57.3)	(2.1)	2.3
Total differences in consolidation	(8,052.0)	1,080.7	95.9

1.	The total comprehensive income under U.S. GAAP decreased from Rs. 14,965.5 million in fiscal 2019 to Rs. 5,739.4 million in fiscal 2020.

2.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance subsidiary/affiliate.
3.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

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

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading debt assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in Other Comprehensive Income under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities are recognized in profit and loss account from April 1, 2018, as per FASB ASC Topic 321, “Investments-Equity Securities”. Under Indian GAAP, the investments are initially measured at transaction cost, while under U.S. GAAP investments are initially measured at fair value.

Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account. Under U.S. GAAP, the impact of currency revaluation on non-hedged ‘available for sale’ debt securities denominated in foreign currency is taken to Other Comprehensive Income.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower by banks is allowed. The Reserve Bank of India has exempted banks from consolidation of these entities. Under U.S. GAAP, these entities were considered as equity affiliates. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, fair value changes in the loans, guarantees and equity shares were accounted through income statement. While fair value impact on loans was recorded in the line item “Valuation of debt and equity securities”, the provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. See also– 22. Notes under U.S. GAAP – Fair value accounting of financial interests.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Impact of differences in mark-to-market accounting for investment securities	2,360.2	(644.8)	22,069.0
Other than temporary impairment on AFS securities under U.S. GAAP[2]	(1,428.5)	(1,833.0)	(7,554.5)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income under U.S. GAAP	758.5	547.1	4.4
Impact of gain on sale of stake in subsidiary companies recognized in the income statement under Indian GAAP, which is recognized as an equity transaction under U.S. GAAP	..	..	(49,102.3)
Impact of fair value accounting for financial interest in certain equity affiliates	9,642.0	9,047.0	(13,858.6)
Others	3,268.0	5,432.4	(2,926.0)
Total	14,600.2	12,548.7	(51,368.0)

1.	The Group adopted ASU 2016-01 effective from April 1, 2018, resulting in a cumulative effect adjustment of net mark-to-market gains on equity securities from accumulated Other Comprehensive Income to retained earnings amounting to Rs. 11,531.7 million. Further, the ASU has eliminated the AFS category for equity securities and therefore the unrealized holding gains/(losses) on equity securities for the year ended March 31, 2019 and March 31, 2020 have been recognized in net income.

2.	Includes other than temporary impairment on equity securities up to year ended March 31, 2018.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 8 - Investments" for Indian GAAP balance sheet presentation.

e)	Amortization of fees and costs

Loan origination fees and costs

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan. However, under Indian GAAP, loan origination fees are accounted for upfront. Also under Indian GAAP, loan origination costs, including commissions paid to direct marketing agents, are expensed in the year in which they are incurred.

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

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Loan origination fees and costs	5,349.0	2,992.0	7,125.8
Retirement benefit costs	4,124.8	895.8	(1,848.3)
Reinsurance commission and deferred acquisition costs	(58.2)	581.3	68.7
Amortization of other costs	(15.1)	(281.8)	7.5
Total differences in amortization of fees and costs[1]	9,400.5	4,187.3	5,353.7

1.	Does not include any amount that is attributable to non-controlling interest holders.

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP primarily due to higher direct loan origination costs on consumer loans incurred during these years reflecting growth in consumer loans.

During fiscal 2020, the loss on acturial assumptions increased primarily due to a decrease in the discount rate linked to debt securities yield, resulting in higher retirement benefit costs as compared to fiscal 2019. While the loss on acturial assumptions were taken through profit and loss account under Indian GAAP, these losses were taken through Other Comprehensive Income under U.S. GAAP resulting in higher positive impact on net income under U.S. GAAP in fiscal 2020 as compared to fiscal 2019.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 – Advances for balance sheet presentation of amortization of loan processing fees and cost.

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

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates, subject to limited exceptions, under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates.

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

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits from time to time and receive the current tax benefit as per the Income Tax Act, 1961 for the appropriation. If the funds are withdrawn from the Special Reserve in future periods, the amount withdrawn is taxable. Under Indian GAAP, a deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to income tax consequences. Accordingly, a deferred tax liability was not recognized under U.S. GAAP on the Special Reserve based on the Group’s continuing intention to not ever withdraw or utilize such Special Reserve and on an opinion from the legal counsel about the non–taxability of such Special Reserve in the scenario of a liquidation.

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

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Deferred tax on undistributed earnings of subsidiaries, branches and affiliates	2,359.9	(6,040.5)	29,035.5
Deferred tax on unabsorbed depreciation or carried forward losses	505.8	87.0	1,746.4
Deferred tax on Special Reserve	(6,829.4)	1,864.1	1,860.4
Deferred tax on temporary difference on property and equipment	18.1	24.5	(456.3)
Income tax impact of U.S. GAAP adjustments	(830.1)	(30,897.1)	(6,694.3)
Total differences in income taxes	(4.775.7)	(34,962.0)	25,491.7

At March 31, 2020, the stockholders’ equity was higher by Rs. 15,703.5 million (March 31, 2019: Rs. 31,014.8 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs. 22,143.3 million (March 31, 2019: Rs. 18,367.0 million) was due to deferred tax on undistributed earnings of subsidiaries, branches and affiliates, Rs. (611.4) million (March 31, 2019: Rs. (283.0) million) was due to income tax where current tax has been incurred on foreign currency translation reserves pertaining to

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements overseas branches, Rs. 2,392.0 million (March 31, 2019: Rs. 1,853.7 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 24,706.5 million (March 31, 2019: Rs. 31,535.8 million) was due to deferred tax on Special Reserve, Rs. 532.9 million (March 31, 2019: Rs. 514.9 million) was due to deferred tax on temporary difference on property and equipment, and Rs. (33,459.8) million (March 31, 2019: Rs. (20,973.6 million) was due to the income tax impact of non-tax U.S. GAAP adjustments.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax" for Indian GAAP presentation.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 31,433.6 million at March 31, 2020 (March 31, 2019: Rs. 30,700.0 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 697.0 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2020 (Rs. 615.4 million for the year ended March 31, 2019 and Rs. 638.6 million for the year ended March 31, 2018).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. This has resulted in higher profit of Rs. 6,724.2 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2020 (higher profit of Rs. 8,425.4 million for the year ended March 31, 2019 and higher profit of Rs. 5,043.4 million for the year ended March 31, 2018).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

22.   Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Securitizations and variable interest entities

Overview

The Bank and its subsidiaries are involved with several types of off-balance-sheet arrangements, including special purpose entities.

Uses of Special Purpose Entities (SPEs)

The Group deals with some SPEs which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these SPEs is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These SPEs have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to a SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE, a line of credit, or from a liquidity facility, such as liquidity put option or asset purchase agreement. FASB issued accounting standards effective April 1, 2010, whereby the Group is required to consolidate certain of these trusts with which it had involvement and which had earlier been exempted from consolidation being Qualified Special Purpose Entities. In accordance with ASC 810-10, the Group consolidated these entities by initially measuring the assets, liabilities, and non-controlling interests of former QSPEs at their carrying values (the amounts at which the assets, liabilities, and non-controlling interests would have been carried in the consolidated financial statements, if the Group had always consolidated these former Qualified Special Purpose Entities). Further, ASC 860-10 required certain asset transfers, including transfers of portions of assets that would have been considered sales under ASC 860-10, to be considered secured borrowings.

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2020.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Particulars	Year ended March 31, 2020	Year ended March 31, 2019
Mortgaged backed securitizations (funded)
Significant investment in unconsolidated VIEs	..	..
Investment in consolidated VIEs	5,707.4	5,908.9
Total investment in VIE assets (gross assets)	5,707.4	5,908.9

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

Rupees in million

Particulars	At March 31, 2020	At March 31, 2019
Investments	622.8	622.8
Loans	2,645.9	3,566.2
Total assets	3,268.7	4,189.0
Borrowings	781.4	949.5
Total liabilities	781.4	949.5

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 131,399.1 million at March 31, 2020 (March 31, 2019: Rs. 137,313.1 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these VIEs, nor was the Bank involved in the design of these VIEs. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

The fair value of loans and guarantees to these entities was Rs. 10,212.9 million at March 31, 2020 and Rs. 12,293.7 million at March 31, 2019 as compared to the carrying value of Rs. 26,549.4 million at March 31, 2020 and Rs. 40,300.7 million at March 31, 2019. The difference of Rs. 16,336.5 million at March 31, 2020 (March 31, 2019: Rs. 28,007.0 million) between the fair value and the carrying value, which represents loss arising due to fair value changes, has been recognized as a charge to income. This includes fair value of Rs. 8,921.1 million

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements at March 31, 2020 and Rs. 11,262.9 million at March 31, 2019 for loans which are more than 90-days past due with a fair value loss of Rs. 14,451.3 million at March 31, 2020 and Rs. 25,704.0 million at March 31, 2019. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 12,731.5 million at March 31, 2020 (March 31, 2019: Rs. 12,973.9 million) has been recognized as a net charge to income due to fair value changes in the equity and debt investments in these entities.

The Group’s shareholding in these entities at March 31, 2020 is as below:

S. No	Name of the entity	Ownership interest
1.	Jaiprakash Power Ventures Limited	12.21%
2.	Vishwa Infrastructure and Services Private Limited	12.53%
3.	Ballarpur Industries Limited	12.02%
4.	Usher Agro Limited	10.88%
5.	Gammon India Limited	10.63%
6.	Unimark Remedies Limited	9.72%
7.	Great Offshore Limited	9.11%
8.	IVRCL Limited	7.98%
9.	Coastal Projects Limited	7.79%
10.	ICOMM Tele Limited	7.47%
11.	Diamond Power Infrastructure Limited	7.06%
12.	Patel Engineering Limited	1.97%
13.	GTL infrastructure Limited	4.28%
14.	Pratibha Industries Limited	3.01%
15.	Adhunik Power and Natural Resources Limited	1.77%
16.	Aster Private Limited	1.77%
17.	Monnet Ispat and Energy Limited	1.25%

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2020	At March 31, 2019
Government securities	223,053.8	120,207.5
Corporate debt securities	29,647.0	37,987.3
Other debt securities	127,119.1	92,088.3
Total	379,819.9	250,283.1

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2020
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	319,208.3	5,821.3	(4,145.4)	320,884.2
Government securities	1,969,330.1	55,106.9	(1,040.9)	2,023,396.1
Other debt securities	193,469.2	3,761.0	(3,601.0)	193,629.2
Total debt securities	2,482,007.6	64,689.2	(8,787.3)	2,537,909.5
Other securities	10.4	45.5	..	55.9
Total	2,482,018.0	64,734.7	(8,787.3)	2,537,965.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31, 2019
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	321,713.0	3,529.6	(1,725.4)	323,517.2
Government securities	1,551,612.3	19,451.1	(2,732.5)	1,568,330.9
Other debt securities	207,696.8	3,086.5	(2,094.3)	208,689.0
Total debt securities	2,081,022.1	26,067.2	(6,552.2)	2,100,537.1
Other securities	10.5	6.3	..	16.8
Total	2,081,032.6	26,073.5	(6,552.2)	2,100,553.9

The fair value of the Group’s investment in equity securities based on readily determinable fair value and observable orderly transactions at March 31, 2020 was Rs. 82,677.6 million and Rs. 267.3 million (Rs. 55,041.7 million and Rs. 5,414.7 million at March 31, 2019) respectively. The Group measured certain equity securities based on observable price in orderly transactions and recorded a gain of Rs. 89.1 million during fiscal 2020 (fiscal 2019: Rs. 2,719.6 million).

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs. 109.8 million at March 31, 2020 and Rs. 110.8 million at March 31, 2019. Non-readily marketable securities primarily represent investments in affiliates and securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 67,319.1 million at March 31, 2020 and Rs. 60,855.5 million at March 31, 2019 respectively. Of these, the carrying value of equity securities carried at cost less impairment was Rs. 24.2 million at March 31, 2020 and Rs. 25.5 million at March 31, 2019 after recognizing impairment charge of Rs. 87.3 million during fiscal 2020 and Rs. 271.2 million during fiscal 2019. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 1,450.3 million at March 31, 2020 and Rs. 3,518.2 million at March 31, 2019 under ASC Subtopic 825-10 “Financial Instruments”.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2020 and the level of inputs used to measure those products.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	32,892.0	5,898.5	355.1	39,145.6
Government debt securities	515,077.1	1,731,372.7	..	2,246,449.8
Corporate debt securities	118,276.0	230,272.4	2,616.4	351,164.8
Mortgage and other asset backed securities	..	3,223.3	134,585.0	137,808.3
Others[1]	89,827.4	130,659.3	533.4	221,020.1
Sub-total	756,072.5	2,101,426.2	138,089.9	2,995,588.6
Security receipts[2]				55.9
Venture fund units[2]				6,993.5
Total investments				3,002,638.0
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	93,300.6	25.1	93,325.7
Currency derivatives (including foreign exchange derivatives)[4]	1,074.5	64,397.5	..	65,472.0
Equity derivatives	0.9	..	..	0.9
Total positive mark-to-market	1,075.4	157,698.1	25.1	158,798.6
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	(53.9)	(95,703.8)	(113.1)	(95,870.8)
Currency derivatives (including foreign exchange derivatives)[4]	(3,909.1)	(56,495.8)	..	(60,404.9)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(3,963.0)	(152,199.6)	(113.1)	(156,275.7)
Borrowings
Bonds	..	(255,253.5)	..	(255,253.5)
Total borrowings	..	(255,253.5)	..	(255,253.5)
Loans	..	..	10,212.9	10,212.9
Loans	..	..	10,212.9	10,212.9
Total loans

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Transfers between Levels of the fair value hierarchy

Corporate debt securities of Rs. 50,521.1 million, Government securities of Rs. 375.2 million, preference shares Rs. 335.6 million and equity shares of Rs. 0.3 million were transferred from Level 1 to Level 2 as these securities were valued based on quoted prices in markets which were not active at March 31, 2020 as compared to valuation based on quoted prices in active market at March 31, 2019.

Corporate debt securities of Rs. 1,815.4 million, Government securities of Rs. 2.2 million and equity shares of Rs. 3.5 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices in active market at March 31, 2020 as compared to valuation based on quoted prices in markets which were not active at March 31, 2019.

Equity shares of Rs. 120.6 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on unobservable market inputs/ significant management estimation at March 31, 2020 as compared to valuation based on market observable inputs/ quoted prices in markets which were not active at March 31, 2019.

Corporate debt securities of Rs 1,816.2 million and preference shares of Rs. 597.7 million were transferred from Level 2 to level 3 as the valuation of these securities was based on significant management estimation at March 31, 2020 as compared to valuation based on internal valuation techniques using market observable inputs at March 31, 2019.

Equity shares of Rs. 82.2 million were transferred from Level 1 to Level 3 as the valuation of these securities was done based on significant management estimation at March 31, 2020 as compared to valuation based on quoted prices in active market at March 31, 2019.

Equity shares of Rs. 1.3 million were moved out from Level 1 as these investments were accounted for at cost at March 31, 2020.

Equity shares of Rs. 5,415.6 million were moved out from Level 2 as these investments were accounted for at cost at March 31, 2020.

Cost method equity shares of Rs. 178.2 million were transferred to Level 2 as fair value of these securities was determined based on observable orderly transactions for the identical securities in terms of ASC Topic 321, “Investments-Equity Securities”.

Cost method equity shares of Rs. 0.6 million were transferred to Level 3 as fair value of these securities was determined based on unobservable market inputs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2020.

Rupees in million

Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2019	396.7	2,325.3	139,864.4	1,622.2	144,208.6	12,293.7
Total gains or losses (realized/unrealized)
-Included in earnings	(264.9)	(821.4)	60.4	(56.3)	(1,082.2)	7,986.4
-Included in Other Comprehensive Income	3.3	(664.3)	223.3	(389.0)	(826.8)	..
Purchases/additions	..	..	90,636.4	..	90,636.4	647.7
Sales	..	..	..	..	..	..
Issuances	..	..	1,140.6	..	1,140.6	..
Settlements	..	(39.4)	(97,416.5)	(1,241.2)	(98,697.1)	(10,714.9)
Transfers in Level 3	203.3	1,816.2	..	597.7	2,617.2	..
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	16.7	..	76.4	..	93.1	..
Ending balance at March 31, 2020	355.1	2,616.4	134,585.0	533.4	138,089.8	10,212.9

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(265.1)	(831.8)	..	(661.4)	(1,758.3)	2,061.3

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2019.

Rupees in million

Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2018	387.1	3,962.4	122,799.9	668.9	127,818.3	14,253.3
Total gains or losses (realized/unrealized)
-Included in earnings	(333.3)	3,939.3	28.5	(709.3)	2,925.2	3,817.1
-Included in Other Comprehensive Income	..	359.7	2,701.2	342.0	3,402.9	..
Purchases/additions	..	777.3	85,504.6	..	86,281.9	202.2
Sales	(28.4)	(564.5)	..	..	(592.9)	(2,735.9)
Issuances	..	..	1,030.3	..	1,030.3	..
Settlements	..	(6,288.2)	(72,249.7)	(22.4)	(78,560.3)	(3,243.0)
Transfers in Level 3	353.5	139.3	..	1,343.0	1,835.8	..
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	17.8	..	49.6	..	67.4	..
Ending balance at March 31, 2019	396.7	2,325.3	139,864.4	1,622.2	144,208.6	12,293.7

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(333.3)	(1,025.5)	..	(709.2)	(2,068.0)	2,691.9

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2020.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2019	(75.9)	..	..	..	(75.9)
Total gains or losses(realized/unrealized)
-Included in earnings	(86.4)	..	..	..	(86.4)
-Included in Other Comprehensive Income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	74.3	..	..	..	74.3
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2020	(88.0)	..	..	..	(88.0)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	14.2	..	..	..	14.2

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

The following table sets forth, the fair value of the investments in debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2020.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	54,909.6	(3,316.5)	26,328.5	(829.0)	81,238.1	(4,145.5)
Government securities	101,595.4	(925.4)	5,318.5	(115.5)	106,913.9	(1,040.9)
Other debt securities	14,638.2	(790.1)	13,822.0	(2,831.9)	28,460.2	(3,622.0)
Total debt securities	171,143.2	(5,032.0)	45,469.0	(3,776.4)	216,612.2	(8,808.4)

The following table sets forth, the fair value of the investments in debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2019.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	7,474.9	(95.7)	83,536.1	(1,629.7)	91,011.0	(1,725.4)
Government securities	84,155.6	(154.2)	181,994.4	(2,578.3)	266,150.0	(2,732.5)
Other debt securities	23,739.8	(330.8)	59,643.9	(1,777.4)	83,383.7	(2,108.2)
Total debt securities	115,370.3	(580.7)	325,174.4	(5,985.4)	440,544.7	(6,566.1)

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2020.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	870.3	..	870.3	246.3	1,116.6
Government securities	..	..	..	244.8	244.8
Other debt securities	22.1	..	22.1	41.5	63.6
Total	892.4	..	892.4	532.6	1,425.0

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

The following table sets forth, a 12-month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2020.

Rupees in million

	Balance at March 31, 2019	Credit impairments in earnings on securities not previously credit impaired	Credit impairments recognized in earnings on securities that have been previously credit impaired	Reduction due to sales or maturity of credit impaired securities	Balance at March 31, 2020
Corporate debt securities	5,180.1	626.4	244.0	10.4	6,040.1
Other debt securities	2,002.8	25.6	3.9	1,000.3	1,032.1
Total	7,182.9	652.0	247.9	1010.7	7,072.2

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

At March 31, 2020, the Group holds cost method equity investments amounting to Rs. 67,294.9 million (March 31, 2019: Rs. 60,830.0 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments. The Bank measured unquoted equity securities at fair value amounting to Rs. 24.2 million at March 31, 2020 (March 31, 2019: Rs. 25.5 million) due to impairment recognition. The fair value of these securities was determined based on level 3 inputs.

f)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2020.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	196,613.8	131,939.1	28,750.5	225,364.3
Consumer loans	3,866.6	1,826.3	..	3,866.6
Total	200,480.4	133,765.4	28,750.5	229,230.9

The following table sets forth the recorded investment in restructured loans at March 31, 2019.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	222,575.8	148,649.3	41,959.2	264,535.0
Consumer loans	1,788.6	836.3	..	1,788.6
Total	224,364.4	149,485.6	41,959.2	266,323.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in other impaired loans at March 31, 2020.

 Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	224,080.2	167,053.0	52,079.2	276,159.4
Consumer loans	93,078.5	63,116.6	..	93,078.5
Total	317,158.7	230,169.6	52,079.2	369,237.9

The following table sets forth the recorded investment in other impaired loans at March 31, 2019.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	271,752.4	196,056.5	53,727.2	325,479.6
Consumer loans	69,161.4	35,381.0	..	69,161.4
Total	340,913.8	231,437.5	53,727.2	394,641.0

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2020.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	131,939.1	..	..	131,939.1
Allowance for loan losses: collectively evaluated for impairment	..	1,826.3	..	1,826.3
Total allowance for loan losses	131,939.1	1,826.3	..	133,765.4
Recorded financing receivables
Individually evaluated for impairment	225,364.3	..	..	225,364.3
Collectively evaluated for impairment	..	3,866.6	..	3,866.6
Total recorded financing receivables	225,364.3	3,866.6	..	229,230.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2019.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	148,649.3	..	..	148,649.3
Allowance for loan losses: collectively evaluated for impairment	..	836.3	..	836.3
Total allowance for loan losses	148,649.3	836.3	..	149,485.6
Recorded financing receivables
Individually evaluated for impairment	264,535.0	..	..	264,535.0
Collectively evaluated for impairment	..	1,788.6	..	1,788.6
Total recorded financing receivables	264,535.0	1,788.6	..	266,323.6

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2020.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	165,326.1	1,491.8	..	166,817.9
Allowance for loan losses: collectively evaluated for impairment	32,631.5	89,063.4	..	121,694.9
Total allowance for loan losses	197,957.6	90,555.2	..	288,512.8
Recorded financing receivables
Individually evaluated for impairment	276,159.3	2,001.0	..	278,160.3
Collectively evaluated for impairment	2,837,185.1	3,931,535.2	909.6	6,769,629.9
Total recorded financing receivables	3,113,344.4	3,933,536.2	909.6	7,047,790.2

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2019.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	196,056.5	1,425.1	..	197,481.6
Allowance for loan losses: collectively evaluated for impairment	17,167.4	39,769.0	..	56,936.4
Total allowance for loan losses	213,223.9	41,194.1	..	254,418.0
Recorded financing receivables
Individually evaluated for impairment	325,479.6	1,685.6	..	327,165.2
Collectively evaluated for impairment	2,637,902.8	3,452,968.8	1,417.8	6,092,289.4
Total recorded financing receivables	2,963,382.4	3,454,654.4	1,417.8	6,419,454.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2020.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	7	..	..	11,475.1	2,423.6	4,426.0
Consumer loans	2,362	392.7	6.1	270.0	525.2	143.7
Total	2,369	392.7	6.1	11,745.1	2,948.8	4,569.7

The following table sets forth loans restructured during the year ended March 31, 2019.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal Payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	8	2,646.4	..	8,746.0	791.8	9,410.0
Consumer loans	2,309	473.9	111.8	22.1	478.2	129.6
Total	2,317	3,120.3	111.8	8,768.1	1,270.0	9,539.6

The following table sets forth restructured loans at March 31, 2020 and 2019, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2020	Payment default during the year ended March 31, 2020[1]	Balances at March 31, 2019	Payment default during the year ended March 31, 2019[1]
Commercial loans	225,364.3	6,212.3	264,535.0	4,224.0
Consumer loans	3,866.6	575.7	1,788.6	468.6
Total	229,230.9	6,788.0	266,323.6	4,692.6

1. Default is defined as 90 days past due.

Additionally at March 31, 2020, the Bank has outstanding loans amounting to Rs. 24,816.2 million (March 31, 2019: Rs. 38,048.5 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

The moratorium granted by the Group to the borrowers in accordance with the Reserve Bank of India circular dated March 27, 2020, is not considered as restructuring of loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

Rupees in million

	At March 31,
Balance sheet	2020	2019
Cash and cash equivalents	28,514.2	20,066.6
Securities	541,274.3	466,450.7
Assets held to cover linked liabilities	970,849.8	1,109,451.0
Other assets	91,750.8	88,072.5
Total assets	1,632,389.1	1,684,040.8

Provision for linked liabilities	970,849.8	1,109,451.0
Other liabilities	564,155.4	479,518.2
Stockholders’ equity	97,383.9	95,071.6
Total liabilities and stockholders’ equity	1,632,389.1	1,684,040.8

Rupees in million

	Year ended March 31,
	2020	2019
Interest income	72,989.8	63,824.0
Interest expense	(136.3)	..
Net interest income	72,853.5	63,824.0
Insurance premium	334,307.0	309,297.7
Other non-interest income	(212,731.1)	39,255.1
Non-interest expense	(201,410.9)	(398,598.5)
Income tax (expense)/benefit	2,531.0	(590.9)
Income/(loss), net	(4,450.5)	13,187.4

The total comprehensive income decreased from Rs. 14,965.5 million in fiscal 2019 to Rs. 5,739.4 million in fiscal 2020.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2020 based on quoted market prices was Rs. 270,026.3 million (At March 31, 2019: Rs. 265,876.7 million).

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

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i)	Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Policyholders’ liability

Reserves under Indian GAAP are held as per the requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). The discount rates used are on prudent basis which change at every financial year end. Reserves under U.S. GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under U.S. GAAP. The liability under U.S. GAAP consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred profit liability.

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred profit liability is held in accordance with ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every financial year end only for the new business sold with in the financial year. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year end.

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

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the acquisition costs that are related directly to the successful acquisition of new or renewal insurance contracts and is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and is based on the estimated gross profits (EGP) for unit linked and universal life products as per ASC Topic “Financial Services – Insurance”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

ii)	Compensation costs

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

iii)	Unrealized gain/(loss) on trading portfolio and equity securities

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked business. A linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investments-Debt”, unrealized gain/(loss) on investments classified as “held for trading” is taken to the profit and loss account. Under U.S. GAAP, unrealized gain/losses on equity securities are recognized in profit and loss account from April 1, 2018, as per FASB ASC Topic 321, “Investments-Equity Securities”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

iv)	Income taxes

The differences in the accounting for income taxes are primarily on account of:

i)	Income tax impact of all non-tax U.S. GAAP adjustments.

v)	Lease

Under Indian GAAP, expenses towards operating lease is charged to profit and loss account on a straight line basis. Under U.S. GAAP, a right to use asset and a lease liability is required to be recognized at the commencement of the lease for all lease on adoption of FASB ASC 842- “Leases” and a single lease cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term on a generally straight-line basis.

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Profit as per Indian GAAP	10,669.8	11,389.3	16,191.7
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities	(16,497.1)	(2,890.0)	(3,507.9)
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	(1,250.1)	5,102.6	3,230.5
Compensation costs	(461.1)	(252.3)	(72.7)
Deferred taxes benefit/(expense)	3,203.0	(97.3)	369.8
Others	(115.0)	(64.9)	2.8
Profit/(loss) as per U.S. GAAP	(4,450.5)	13,187.4	16,214.2

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Net income/(loss) (net of tax)	(4,450.5)	13,187.4	16,214.2
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others	11,925.1	2,090.6	(2,427.5)[1]
Accounting for post retirement employee benefits	3.3	(9.3)	32.1
Deferred taxes benefit/(expense)	(1,738.5)	(303.2)	320.1
Total comprehensive income	5,739.4	14,965.5	14,138.8

1.	Includes unrealized gain/loss on equity securities prior to adoption of ASU 2016-01.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

While the profit under Indian GAAP decreased from Rs. 11,389.3 million in fiscal 2019 to Rs. 10,669.8 million in fiscal 2020, profit under U.S. GAAP decreased from Rs. 13,187.4 million in fiscal 2019 to a loss of Rs. 4,450.5 million in fiscal 2020. The total comprehensive income decreased from Rs. 14,965.5 million in fiscal 2019 to Rs. 5,739.4 million in fiscal 2020.

In accordance with ASU 2016-01, fair value change for investment in equity shares is recognised in net income with effect from 1st April 2018. In fiscal 2020, life insurance affiliate recognised marked-to-market loss of Rs. 4,940.36 million on equity securities in profit/(loss) for shareholders’ fund. The loss was on account of a broader downward movement in equity markets, as reflected in the fall in S&P BSE100 index by 26.6% in last quarter of fiscal 2020 consequent to Covid-19 pandemic.

The liabilities pertaining to Guaranteed Savings Insurance Plan (GSIP) products include impact of marked to market gain/loss on underlying investments. Under U.S. GAAP, the changes in liabilities are recognized through net income, while the mark-to-market changes in underlying debt investments, being available-for-sale investments, are recognized through other comprehensive income. During fiscal 2020, the life insurance subsidiary recognized marked to market gain of Rs. 6,912.1 million on available-for-sale debt securities through other comprehensive income while the related loss due to increase in liability was recognized through net income.

While the overall new business premium (including group) for protection business increased by 20.5% in fiscal 2020, group protection business, which is a single premium product, increased by 54.3% in fiscal 2020. Under Indian GAAP, the profit is recognised upfront for this business, while under U.S. GAAP profit is amortised over the policy term. The impact of deferred profit under U.S. GAAP resulted in lower income of ₹ 3,651.7 million as compared to Indian GAAP in FY2020.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Income tax impact of all non-tax U.S. GAAP adjustments	3,203.0	(97.3)	369.8
Total differences in deferred taxes	3,203.0	(97.3)	369.8

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

ii) Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as an expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred and charged as an expense in proportion to premium revenue recognized as per ASC Topic 944 “Financial Services-Insurance”. Accordingly, certain acquisition costs specified in Accounting Standards Update 2010-26 have been deferred that are related directly to the successful acquisition of new or renewal insurance contracts.

iii) Premium deficiency

 Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceed related unearned premiums. Under Indian GAAP, for assessment of premium deficiency, line of business are segmented under “Fire”, “Marine”, “Miscellaneous” segments. Under U.S. GAAP premium deficiency is assessed for each line of business and recognized in the profit & loss account if the sum of expected claim costs and claims adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceed related unearned premiums.

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

vi) Income taxes

The differences in the accounting for income taxes are primarily on account of:

i.      Income tax impact of non-tax U.S. GAAP adjustments.

vii) Lease

Under Indian GAAP, expenses towards operating lease is charged to profit and loss account on a straight line basis. Under U.S. GAAP, a right to use asset and a lease liability is required to be recognised at the commencement of the lease for all lease on adoption of FASB ASC 842- “Leases” and a single lease cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term on a generally straight-line basis.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Profit as per Indian GAAP	11,937.6	10,492.6	8,617.8
Adjustments on account of
Provision for reinsurance commission	(599.1)	(1,081.0)	(1,993.8)
Amortization of deferred acquisition costs	497.0	2,171.3	2,139.2
Premium deficiency	(10.0)	(2.7)	20.5
Compensation costs	(498.2)	(115.8)	16.3
Unrealized gain/(loss) on equity investments	(7,738.6)	(3,952.5)	..
Income tax benefit/(expense)	1,989.6	986.7	(42.7)
Others	17.7	(19.3)	(0.5)
Profit/(Loss) as per U.S. GAAP	5,596.0	8,479.3	8,756.8

While the profit under Indian GAAP increased from Rs. 10,492.6 million in fiscal 2019 to Rs. 11,937.6 million in fiscal 2020, profit under U.S. GAAP decreased from Rs. 8,479.3 million in fiscal 2019 to Rs. 5,596.0 million in fiscal 2020. The decrease in U.S. GAAP profits was primarily due to unrealized gain/(loss) on equity securities, decrease in amortization of deferred acquisition cost and increase in compensation cost, offset, in part, by a decrease in provision for reinsurance commission. Total comprehensive income under U.S. GAAP increased from Rs. 8,681.9 million in fiscal 2019 to Rs. 10,800.2 million in fiscal 2020 primarily due to increase in fair value of available for sale debt securities by Rs 4,632.2 million. The unrealized gain on available for sale debt securities increased from Rs. 49.9 million in fiscal 2019 to Rs. 4,682.1 million in fiscal 2020 primarily due to the decline in interest rates during the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Provision for reinsurance commission decreased from Rs. 1,081.0 million in fiscal 2019 to Rs. 599.1 million in fiscal 2020 primarily due to lower deferral from health insurance and personal insurance segments, offset, in part, by higher deferral in home insurance segment.

Deferred acquisition cost decreased from Rs. 2,171.3 million in fiscal 2019 to Rs. 497.0 million in fiscal 2020 primarily due to an increase in commission expense of motor insurance segment. Since fiscal 2019, commission expenses on motor insurance segment increased due to introduction of new long term insurance policies. This has resulted in higher amortization of deferred acquisition cost in fiscal 2020, resulting in lower benefit as compared to fiscal 2019.

From fiscal 2019, unrealized gain/loss on equity shares is recorded through income statement in U.S. GAAP on adoption of ASU Topic 321. Unrealized loss on equity shares increased from Rs. 3,952.5 million in fiscal 2019 to Rs. 7,738.6 million in fiscal 2020 primarily due to equity market movement in March 2020.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2020	2019	2018
Income tax impact of U.S. GAAP adjustments	1,989.6	986.7	(42.7)
Total differences in income taxes	1,989.6	986.7	(42.7)

i)          Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

		Year ended March 31,
		2020	2019

Goodwill		177,998.3	177,998.3
Accumulated amortization		(54.0)	(54.0)
Goodwill, net	(A)	177,944.3	177,944.3

Asset management and advisory intangibles	(B)	367.0	367.0
Customer-related intangibles		25,020.1	25,020.1
Accumulated amortization		(15,224.9)	(13,474.1)
Customer-related intangibles net	(C)	9,795.2	11,546.0
Brand		943.0	943.0
Accumulated amortization		(172.9)	(110.0)
Brand net	(D)	770.1	833.0
Goodwill and intangible assets, net	(A+B+C+D)	188,876.6	190,690.3

1. See also “Schedule 18 - Fixed assets”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2020	2019

Opening balance	177,944.3	177,944.3
Goodwill addition during the period	..	..
Goodwill disposed off during the period	..	..
Closing balance	177,944.3	177,944.3

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2020	2019
Opening balance	12,379.0	14,192.7
Additions	..	..
Amortization	(1,813.7)	(1,813.7)
Disposal	..	..

Closing balance	10,565.3	12,379.0

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million

Year ended March 31	Amount
2021	1,813.7
2022	1,451.4
2023	1,330.7
2024	1,330.7
2025	1,330.7
Thereafter	3,308.1
Total	10,565.3

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2020. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results. The goodwill present in the Wholesale reporting unit may be particularly sensitive to further deterioration in economic conditions. If the future were to differ adversely from management’s estimate of key assumptions, there could potentially arise an indication of impairment with respect to Rs. 14,482.3 million of goodwill in Wholesale reporting unit.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2020	2019

Change in benefit obligations
Projected benefit obligations at the beginning of the year	11,331.0	10,546.0
Add: Adjustment for exchange fluctuation on opening obligations	14.3	3.0
Adjusted opening obligations	11,345.3	10,549.0
Service cost	1,182.5	1,109.2
Interest cost	961.3	850.7
Acquisition/(Divestitures)	49.6	33.2
Benefits paid	(1,026.9)	(1,047.6)
Actuarial (gain)/loss on obligations	771.2	(163.5)
Projected benefit obligations at the end of the year	13,283.0	11,331.0

Change in plan assets
Fair value of plan assets at the beginning of the year	10,951.5	9,895.2
Acquisition/(Divestitures)	39.5	33.2
Actual return on plan assets	695.1	735.6
Employer contributions	1,697.7	1,335.1
Benefits paid	(1,022.5)	(1,047.6)
Plan assets at the end of the year	12,361.3	10,951.5
Funded status	(921.7)	(379.5)
Amount recognized, net	(921.7)	(379.5)
Accumulated benefit obligation at year-end	8,267.8	7,106.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Service cost	1,182.5	1,109.2	997.8
Interest cost	961.3	850.7	751.2
Expected return on plan assets	(847.3)	(797.0)	(759.1)
Amortization of prior service cost	8.4	8.4	5.5
Amortized actuarial (gain)/loss	23.5	14.8	23.2
Acquisition and divestiture (gain)/loss	3.1	..	..
Exchange gain/(loss)	14.3	3.0	0.4
Gratuity cost, net[1]	1,345.8	1,189.1	1,019.0

1. For the year ended March 31, 2018, includes Rs. 17.5 million relating to pre-acquisition cost of ICICI Lombard General Insurance Company Limited.

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2020	2019	2018

Discount rate	8.3%	7.8%	7.7%
Rate of increase in the compensation levels	7.2%	7.2%	7.2%
Rate of return on plan assets	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2020	2019

Discount rate	7.4%	8.3%
Rate of increase in the compensation levels	7.2%	7.2%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2020	2019

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	11,356.3	9,246.4
Group growth fund[2]	1.2	164.9
Group debt fund[3]	50.1	5.6
Group short-term debt fund[4]	289.1	189.0
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	11,696.7	9,605.9
Investment in scheme of Life Insurance Corporation of India	337.1	244.3
Total assets managed by external entities	12,033.8	9,850.2
Special deposit with central government	290.6	290.6
Government debt securities	25.5	24.7
Corporate debt securities	4.5	39.6
Balance with banks and others	6.1	746.4
Total	12,360.5	10,951.5

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2020, investment in corporate bonds, government securities/treasury bills, equity and fixed deposits were 53.1%, 29.1%, 14.5 % and 0.2 % respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2020, investment in equity, corporate bonds and government securities/treasury bills were 53.6%, 26.6 % and 17.5 % respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2020, investment in corporate bonds, government securities/treasury bills and fixed deposits were 62.2% , 33.7 % and 0.0% respectively.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2020, investment in money market instruments,corporate bonds and government securities/treasury bills were 54.6% , 32.2 % and 7.9% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2021	Target asset allocation at March 31, 2020
Funds managed by external entities[1]	98%	97%
Special deposit with central government	2%	2%
Debt securities	0%	1%
Total	100%	100%

1.	Targeted investment during fiscal 2021 of about 33% in Central Government securities, about 41% in corporate debt securities, about 11% in money market investment and about 15% in equity investment.

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount

Expected Group contributions to the fund during the year ending March 31, 2021	1,068.8
Expected benefit payments from the fund during year ending March 31,
2021	1,848.6
2022	1,641.5
2023	1,695.6
2024	1,782.7
2025	1,757.0
Thereafter up to 10 years	9,699.5

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2020.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2020	2019
Change in benefit obligations
Projected benefit obligations at beginning of the year	14,590.5	14,722.4
Service cost	200.7	222.1
Interest cost	1,158.3	1,123.6
Liability extinguished on settlement	(2,518.0)	(1,833.7)
Benefits paid	(115.2)	(176.8)
Actuarial (gain)/loss on obligations	3,743.6	532.9
Projected benefit obligations at the end of the year	17,059.9	14,590.5

Change in plan assets
Fair value of plan assets at beginning of the year	15,438.8	16,303.7
Actual return on plan assets	1,976.9	1,255.2
Assets distributed on settlement	(2,797.8)	(2,037.4)
Employer contributions	2,469.3	94.1
Benefits paid	(115.2)	(176.8)
Plan assets at the end of the year	16,972.0	15,438.8

Funded status	(87.9)	848.3

Net amount recognized	(87.9)	848.3

Accumulated benefit obligation at year end	16,111.6	13,629.4

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Service cost	200.7	222.1	243.8
Interest cost	1,158.3	1,123.6	1,115.6
Expected return on assets	(1,235.8)	(1,381.1)	(1,433.4)
Curtailment and settlement (gain)/loss	279.8	203.7	155.4
Actuarial (gain)/loss	1,120.7	1,210.3	1,240.4

Net pension cost	1,523.7	1,378.6	1,321.8

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2020	2019	2018

Discount rate	8.1%	7.8%	7.7%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2020	2019

Discount rate	7.3%	8.1%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

Rupees in million

Asset category	Fair value at March 31, 2020	Fair value at March 31, 2019	Target asset allocation at March 31, 2021	Target asset allocation at March 31, 2020
Government debt securities	8,542.1	7,661.9	50%	50%
Corporate debt securities	8,051.4	7,481.6	44%	44%
Balance with banks and others	378.6	295.3	6%	6%
Total	16,972.1	15,438.8	100%	100%

The valuation of the government and corporate securities is derived using Level 2 inputs.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2021	1,000.0
Expected benefit payments from the fund during the year ending March 31,
2021	1,174.4
2022	1,251.7
2023	1,324.7
2024	1,246.7
2025	1,054.4
Thereafter up to 10 years	5,166.2

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2020.

k)      Lease

The Group implemented the FASB ASC Topic 842: Leases effective from April 1, 2019, which requires lessees to recognize on the consolidated balance sheets, all leases with lease term greater than twelve months as a lease liability and corresponding right-of-use (ROU) assets. The Group has recognized and measured lease retrospectively at the beginning of the period of adoption. The Group has taken the cumulative adjustment of ROU assets and corresponding lease liabilities at transition date of April 1, 2019 for the leases which were effective as on that date by considering the future lease payments. Accordingly, at April 1, 2019, the Group recognized a lease liability of Rs. 55,624.9 million measured at the present value of future lease payments and corresponding ROU assets of Rs. 51,743.1 million measured at the amount of lease liability less accrued rent.

The Group as lessee

The Group has entered into lease arrangements primarily for the real estate office premises and for certain equipment used for the business purposes. For these lease arrangements, the Group is required to make fixed lease payments adjusted for escalation clauses for certain lease arrangements, except for certain assets where the variable lease payments are being made by the Group. The variable lease payments are determined primarily based on the usage of the asset by the Group. None of these lease arrangements impose any restriction on the Group in relation to dividend payments or incurring any additional financial obligations. The group has elected not to separate the lease and non-lease components of these arrangements.

Operating lease

Operating lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the Group’s incremental borrowing rate for financing instruments of a similar term and are included in accounts payable and other liabilities. The operating lease ROU asset, included in premises and equipment, also includes any lease prepayments made, plus initial direct costs incurred, less any lease incentives received. Rental expense associated with operating leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income. The following table sets forth, the information related to the Group’s operating leases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Year ended March 31, 2020
Right-of-use assets	52,947.8
Lease liability	57,552.2
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	11,176.8
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	9,707.3
Weighted average remaining lease term (in years)	8.2 years
Weighted average discounting rate (in %)	7.1%

The following table sets forth, the future payments under operating leases as of March 31, 2020.

Rupees in million

Year ended March 31, 2020
Fiscal 2021	10,724.2
Fiscal 2022	10,269.7
Fiscal 2023	9,849.1
Fiscal 2024	8,915.9
Fiscal 2025	7,568.0
After Fiscal 2025	30,729.5
Total Lease payments	78,056.4
Less: Imputed interest	20,504.2
Lease liabilities at March 31, 2020	57,552.2

The Group does not have any other significant future commitments at the year end fiscal 2020.

Finance lease

Finance lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the implicit rate in the lease. Rental expense associated with finance leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income.

The following tables provide information related to the Bank’s finance leases:

Rupees in million

Year ended March 31, 2020
Right-of-use assets	325.2
Lease liability	327.6
Cash paid for amounts included in the measurement of lease liabilities – a. finance cashflows from finance lease b. operating cashflows from finance lease	11.9 13.0
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	339.4
Weighted average remaining lease term (in years)	4.9 years
Weighted average discounting rate (in %)	16.4%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the future payments under finance leases as of March 31, 2020.

Rupees in million

Year ended March 31, 2020
Fiscal 2021	112.6
Fiscal 2022	97.5
Fiscal 2023	97.5
Fiscal 2024	97.5
Fiscal 2025	76.5
After Fiscal 2025	..
Total Lease payments	481.6
Less: Imputed interest	154.0
Lease liabilities at March 31, 2020	327.6

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

Rupees in million

Year ended March 31, 2020
Finance lease cost
Amortisation of right-to-use assets	14.2
Interest on lease liabilities	13.0
Operating lease cost	11,907.7
Short-term lease cost	..
Variable lease cost	6,978.7
Less: Sublease income	(76.3)
Total lease cost	18,837.3

l)          Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2020	2019

Deferred tax assets
Allowance for loan losses	95,782.2	130,163.7
Equity and debt securities	1,192.3	43.3
Unearned income	3,468.8	1,855.0
Business and capital loss carry forwards	6,081.8	5,442.7
Financial instruments	4,533.2	10,750.7
Investments in affiliates and subsidiaries	25,691.7	24,576.0
Lease liability	14,461.2	..
Reserve for unexpired risks	2,172.5	2,396.0
Others	2,689.5	3,700.9
Total deferred tax assets	156,073.2	178,928.3
Valuation allowance	(3,354.0)	(2,948.4)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Total deferred tax assets (net of valuation allowance)	152,719.2	175,979.9
Deferred tax liabilities
Equity and debt securities	(8,409.4)	(1,784.4)
Property and equipment	(4,166.6)	(6,132.9)
Investments in subsidiaries, branches and affiliates	(3,548.4)	(6,208.9)
Amortization of fees and costs	(4,834.5)	(5,025.9)
Intangibles	(2,659.1)	(4,325.7)
Non-banking assets	(6,802.8)	(6,837.0)
Interest on income tax refunds	(386.6)	(2,632.6)
Right to use – Lease asset	(13,305.1)	..
Others	(3,296.0)	(2,033.5)
Total deferred tax liabilities	(47,408.5)	(34,980.9)

Net deferred tax assets	105,310.7	140,999.0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2019 and 2020. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 25.17%, 34.94% and 34.61% for the year ended March 31, 2020, 2019 and 2018 respectively including surcharge and education cess. For the year ended March 31, 2020, the Bank has opted for concessional tax rate of 25.17% as per applicable tax provisions.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, a reconciliation of expected income taxes at the Indian statutory income tax rate to reported income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2020	2019	2018
Income/(loss) before income tax expense including non-controlling interest from operations
In India	215,314.9	170,007.4	199,545.8
Outside India	(15,644.0)	(15,402.8)	(21,915.5)
Total	199,670.9	154,604.6	177,630.3

Statutory tax rate	25.17%	34.94%	34.61%
Income tax expense/(benefit) at the statutory tax rate	50,253.2	54,025.0	61,474.3
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies	(1,993.1)	(1,864.1)	(2,116.0)
Exempt interest and dividend income[1]	(651.7)	(2,005.6)	(3,389.6)
Income charged at rates other than statutory tax rate	1,401.2	(3,724.0)	(1,229.2)
Changes in the statutory tax rate	27,562.2	..	(1,607.2)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Expenses disallowed for income tax purposes	2,587.8	1,544.9	2,480.9
Tax on investment and undistributed earnings in subsidiaries, branches and affiliates[2]	(2,359.9)	6,040.5	(29,080.7)
Change in valuation allowance[3]	405.6	(529.3)	(2,059.9)
Tax adjustments in respect of prior year tax assessments	(111.0)	(1,141.9)	(98.1)
Others[4]	386.2	(880.9)	(32,053.5)

Income tax expense/(benefit) reported	77,480.5	51,464.6	(7,679.0)
Current tax expense
In India	50,035.0	46,032.6	38,030.9
Outside India	1,722.3	1,744.3	1,890.0
Total	51,757.3	47,776.9	39,920.9
Deferred tax (benefit)/expense
In India	25,642.0	3,017.4	(46,696.2)
Outside India	81.2	670.3	(903.7)
Total	25,723.2	3,687.7	(47,599.9)

1.	The dividend income has become taxable for the recipient from April 1, 2020. However, a deduction of dividend received can be claimed against the payment of dividend made by a corporate entity in India.

2.	During fiscal 2018, the Bank had recognized a deferred tax asset amounting to Rs. 30,057.2 million on investment in its equity affiliate.

3.	The Bank had created valuation allowance on deferred tax asset on carried forward capital losses in fiscal 2017. Due to changes in tax laws in fiscal 2018, the long term gains on equity shares after April 1, 2018 are taxable and the carried forward losses are eligible for set-off against these gains. Accordingly, the Bank reversed the valuation allowance created on deferred tax asset on carried forward losses

4.	During fiscal 2018, includes tax effect of Rs. (35,201.4) million on gains due to remeasurement of equity interest in ICICI Lombard General Insurance Company Limited.

The following table sets forth the details of operating loss carry forwards at March 31, 2020.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forward
April 1, 2020 to March 31, 2025	..	1,405.7	..
April 1, 2025 to March 31, 2030	19,277.8	1,106.9	..
Total capital loss carry forward	19,277.8	2,512.6	..

Business loss carry forward
April 1, 2020 to March 31, 2025	..	63.3	215.7
April 1, 2025 to March 31, 2030	..	1,015.3	2,134.2
April 1, 2030 to March 31, 2035	..	231.5	3,735.9
April 1, 2035 to March 31, 2040	..	25.4	..
Indefinite period	..	5,412.6	713.2
Total business loss carry forward	..	6,748.1	6,799.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2020, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 2,847.7 million, Rs. 4,797.4 million and Rs. 2,681.7 million during the year ended March 31, 2020, 2019 and 2018 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 11,307.8 million, Rs. 10,800.9 million, and Rs. 18,129.9 million at March 31, 2020, 2019 and 2018 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Beginning balance	28,702.4	30,495.3	29,788.1
Increases related to prior year tax positions	1,182.8	269.3	..
Increases related to current year tax positions	2,713.3	1,439.6	1,922.5
Decreases related to prior year tax positions	(653.2)	(3,501.8)	(1,215.3)
Ending balance	31,945.3	28,702.4	30,495.3

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal 2017 and onwards. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1993 onwards.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2020		2019		2018

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	113,337.6	113,337.6	94,949.7	94,949.7	178,680.3	178,680.3
Contingent issuances of subsidiaries/equity affiliates	..	(65.7)	..	(73.0)	..	(22.7)

	113,337.6	113,271.9	94,949.7	94,876.7	178,680.3	178,657.6
Common stock
Weighted-average common stock outstanding	6,460.0	6,460.0	6,436.0	6,436.0	6,417.2	6,417.2
Dilutive effect of employee stock options	..	95.8	..	58.2	..	45.2

Total	6,460.0	6,555.8	6,436.0	6,494.2	6,417.2	6,462.4

Earnings per share (Rs.)	17.54	17.28	14.75	14.61	27.84	27.65

n)        Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2020	2019	2018

Net income/(loss) (net of tax) excluding non-controlling interest	113,337.6	94,949.7	178,680.3
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	26,958.3	12,749.9	(23,759.7)
Translation adjustments (net of tax)[2]	2,283.5	(828.9)	32.0
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	(2,024.6)	426.4	368.0

Comprehensive income attributable to ICICI Bank stockholders	140,554.8	107,297.1	155,320.6
Comprehensive income attributable to non-controlling interests	11,133.4	8,280.8	5,429.3
Total comprehensive income	151,688.2	115,577.9	160,749.9

1.	Net of tax effect of Rs. 9,936.4 million, Rs. (8,657.3) million and Rs. 11,430.1 million for the year ended March 31, 2020, March 31, 2019 and March 31, 2018 respectively.

2.	Net of tax effect of Rs. 1,064.5 million, Rs. 514.4 million and Rs. (197.7) million for the year ended March 31, 2020, March 31, 2019 and March 31, 2018 respectively.

3.	Net of tax effect of Rs. (911.5) million, Rs. (229.1) million and Rs. (150.8) million for the year ended March 31, 2020, March 31, 2019 and March 31, 2018 respectively.

4.	The effect of the change in the tax rate is recognized by the Group in the income from continuing operations. The residual tax effect remain within accumulated other comprehensive income and is released only when the entire portfolio is liquidated.

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2020 amounted to Rs. 5,440.2 million (March 31, 2019: Rs. 4,563.2 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2020.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	364,184.5	96,551.2	18,344.0	6,033.0	485,112.7
Performance guarantees	386,856.6	299,120.4	67,373.3	21,960.5	775,310.8
Total guarantees	751,041.1	395,671.6	85,717.3	27,993.5	1,260,423.5

The following table sets forth, the details of guarantees outstanding at March 31, 2019.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	348,077.7	95,646.4	22,951.9	5,922.9	472,598.9
Performance guarantees	398,699.3	233,193.1	73,251.0	22,229.8	727,373.2
Total guarantees	746,777.0	328,839.5	96,202.9	28,152.7	1,199,972.1

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2020, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 164,257.7 million (March 31, 2019: Rs. 130,353.8 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

23.   Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2020 was Rs. 1,396,318.7 million (March 31, 2019: Rs. 1,261,189.5 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2020. At March 31, 2020, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 7.575%, minimum Tier-1 capital ratio of 9.075% and minimum total capital ratio of 11.075%. The minimum total capital requirement includes capital conservation buffer of 1.875% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2020 was 16.11% (March 31, 2019: 16.89%). These are based on unconsolidated financial statements as per Indian GAAP.

24.   Impact of Covid-19 on the performance of the Group

Since the first quarter of Calendar Year 2020, the Covid-19 pandemic has impacted most countries, including India. This resulted in countries announcing lockdown and quarantine measures that sharply stalled economic activity. The Government of India initiated a nation-wide lockdown from March 25, 2020 for three weeks which was further extended to May 31, 2020 in three phases. Several countries took unprecedented fiscal and monetary actions to help alleviate the impact of the crisis. The Reserve Bank of India announced aggregate reduction of 115 basis points in the repo rate on March 27, 2020 and May 22, 2020. The Reserve Bank of India has announced several measures to ease the financial system stress, including enhancing system liquidity, moratorium on loan repayments for specific borrower segments, asset classification standstill benefit to overdue accounts where a moratorium has been granted and relaxation in liquidity coverage requirement, among others. The government announced measures to provide support to micro, small and medium enterprises, non-banking financial companies, housing finance companies and microfinance companies. A gradual easing of lockdown measures has commenced from June 2020. Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a contraction for fiscal 2021.

While systemic liquidity is abundant, the economic weakness caused by the pandemic and uncertainty regarding normalization will impact banking sector loan growth, revenues, margins, asset quality and credit costs. The impact of the Covid-19 pandemic on banks, including us, would depend on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by us and the time it takes for economic activities to resume at normal levels. We believe there will be an impact on revenues and an increase in rating downgrades and non-performing asset formation at a systemic level as well as for us.

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra President

/s/ Rakesh Jha Group Chief Financial Officer	/s/ Ranganath Athreya Company Secretary
/s/ Ajay Mittal Chief Accountant

Mumbai July 31, 2020