Form 20-F
period 2021-03-31
ICICI BANK LTD
filed 2021-07-30
CIK 1103838

As filed with the Securities and Exchange Commission on July 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021.

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

_____________

1Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2021 was 6,915,992,387.

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
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2017 through 2020, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

At June 30, 2021, total 6,925,037,357 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 30, 2021, there were 1,427,811 holders of record of our equity shares, of which 102 had registered addresses in the United States and held an aggregate of 108,541 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2021, we had 746 million ADSs, equivalent to about 1,491 million equity shares, outstanding. At June 30, 2021, there were 95,236 record holders of our ADSs, out of which 89 have registered addresses in the United States.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Summary

Our business is subject to various risks and uncertainties. These risks include, but are not limited to, the following:

Risks Relating to India and Other Economic and Market Risks

•	A prolonged slowdown in economic growth in India could cause our business to suffer.

•	Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

•	Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

•	Any adverse impact on India’s external position due to an increase in the price of crude oil or the current account deficit or outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

•	The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

•	A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

•	Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

•	If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

Risks that arise as a result of our presence in a highly regulated sector

•	The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

•	We may be subject to fines, restrictions or other sanctions for past instances of regulatory failures, which may adversely affect our financial position or our ability to expand our activities.

•	We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

•	If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.

•	We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

•	We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	Changes in the regulation and structure of the financial markets in India may adversely impact our business.

•	The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

•	The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.

•	The Audit Committee of the Bank oversaw an independent enquiry into certain allegations made in March 2018 that the Bank incorrectly classified certain assets, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral, which was concluded in fiscal 2021. If any additional or new information emerges relating to such practices and such additional or new information serves to establish any violation of applicable laws or regulations by the Bank or individuals associated with the Bank, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

•	Our asset management, private equity, insurance and securities broking subsidiaries have retail and corporate customers and are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

•	The transition from LIBOR to another alternative interbank offered rate may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative interbank offered rate may have.

•	Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

Risks Relating to Our Business

•	The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance.

•	If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

•	We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

•	The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

•	Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

•	Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

•	Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

•	Our international operations increase the complexity of the risks that we face.

•	The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

•	Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

•	Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

•	Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

•	Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

•	Our industry is very competitive and our strategy depends on our ability to compete effectively.

•	There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

•	We and our customers are exposed to fluctuations in foreign exchange rates.

•	We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

•	We depend on the accuracy and completeness of information about customers and counterparties.

•	A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

•	We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

•	Our exposure to the securities of asset reconstruction companies could generally affect our business, financial condition and results of operations.

•	We have expanded our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

•	We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Risks relating to technology

•	The growing use of technology in banking and financial services creates additional risks of competition, reliability and security

•	We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

•	System failures or system downtime could adversely impact our business.

•	Our business may be adversely affected by computer, internet and telecommunications fraud.

Risks relating to our insurance subsidiaries

•	Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs.

•	While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

•	Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

•	Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

•	The financial results of our insurance subsidiaries could be materially adversely affected by the occurrence of a catastrophe.

Risks Relating to ADSs and Equity Shares

•	You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

•	Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

•	You may be unable to exercise pre-emptive rights available to other shareholders.

•	Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

•	Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the prices of our equity shares and ADSs.

•	Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

•	We are subject to regulatory restrictions on the payment of dividend to shareholders. Any change in such restrictions or increase in capital requirements may have an impact on our dividend payout to our equity share and ADS holders.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the prices of our equity shares and ADSs.

•	Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

•	You may be subject to Indian taxes arising out of capital gains.

•	There may be less company information available in Indian securities markets than in securities markets in the United States.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product grew by 6.8% in fiscal 2018 and 6.5% in fiscal 2019 and by 4.0% in fiscal 2020. In fiscal 2021, India’s gross domestic product declined by 7.3% as the outbreak of the Covid-19 pandemic and consequent lockdowns and other containment measures negatively impacted economic activity during the year. The decline was particularly sharp during the three months ended June 30, 2020, with India’s gross domestic product declining by 24.4%. On a gross value added basis, the agriculture sector grew by 3.6%, while the industrial sector declined by 7.0% and the services sector declined by 8.4% in fiscal 2021 compared to a growth of 4.3% in the agriculture sector, a decline of 1.2% in the industrial sector and a growth of 7.2% in the services sector in fiscal 2020. In fiscal 2021, the agriculture sector accounted for 16.4% of gross value added, while the industrial and services sectors accounted for 29.3% and 54.3% respectively.

Since the last quarter of fiscal 2020, the Covid-19 pandemic impacted most economies and banking systems globally, including in India. The nation-wide lockdown in India, initiated in March 2020 which continued through April and May 2020, substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures including a moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. They also resulted in an increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of the moratorium and asset classification standstill.

From March-April 2021, a second wave of the Covid-19 pandemic, which caused a significant increase in the number of new cases across India in both urban and rural areas, resulted in re-imposition of localised/ regional lock-down measures in various parts of the country. Economic activity in India again declined in April and May 2021. While there has been a significant decline in the number of new cases since June 2021 and economic conditions have begun to improve, there can be no assurance of the continuation and pace of recovery, and another wave of the Covid-19 pandemic could emerge and require renewed or additional containment measures. If the pandemic is prolonged, the adverse impact on the Indian economy will deepen, and our results of operations and financial condition will be adversely affected. See also “-The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

The Indian economy in general, and the agricultural sector in particular, are impacted by the level and timing of monsoon rainfall. See also, “-Risks that arise as a result of our presence in a highly regulated sector -We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs”. Investments by the corporate sector in India are impacted by demand conditions in the global and Indian economy and government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. During fiscal 2020 and fiscal 2021, the Reserve Bank of India reduced the repo rate by 225 basis points, in response to contained inflation, a slowdown in economic growth and the impact of the pandemic. The repo rate was unchanged during the three months ended June 30, 2021. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy, may have an adverse effect on economic growth in India.

Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. For instance, the increased uncertainties and risk aversion caused by the Covid-19 pandemic led to significant outflows of foreign institutional investments from Indian equity and debt markets in an aggregate amount of approximately US$ 14.7 billion during the three months ended March 31, 2020. Similarly, a slowdown in global growth may impact India’s exports and, in the event of over-supply or sharp and sustained price reductions of globally traded commodities such as metals and minerals, may negatively impact our borrowers in these sectors. Global trade disputes and protectionist measures and counter-measures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business.

Adverse economic conditions in India due to the Covid-19 pandemic or otherwise and movements in global capital, commodity and other markets could result in reduction of demand for credit and other financial products and services, increased competition, and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

There is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies, which increase risks for all financial institutions, including us.

Global economic changes, such as developments in the Eurozone, including the United Kingdom’s relationship with the European Union following the United Kingdom’s exit from the European Union (“Brexit”), and the exit of any other country from the European Union; recessionary economic conditions; concerns related to the impact of tightening monetary policy in the U.S.; potential trade wars between large economies and the economic consequences of the Covid-19 pandemic may lead to increased risk aversion and volatility in global capital markets, which could adversely affect our business. Significant political, regulatory and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal, and more generally, as to the impact of Brexit on the general economic conditions in the United Kingdom and the European economies and any consequential impact on global financial markets. For example, Brexit could give rise to increased volatility in foreign exchange rate movements and the value of equity and debt investments.

Following Brexit, the United Kingdom ratified a trade and cooperation agreement governing its future relationship with the European Union, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union. Uncertainty around these and related issues could lead to adverse effects on the economy of the United Kingdom and the other economies in which we operate. Our subsidiary in the United Kingdom has made changes to its operations in the European Union due to Brexit, which could adversely affect our business in the United Kingdom and Europe if the changes are not implemented effectively. In addition, China is one of India’s major trading partners and the border dispute between India and China could have an adverse impact on economic relations between the two countries. The sovereign rating downgrades for Brazil and Russia (and the imposition of sanctions on Russia) have also added to the growth risks for these markets. These factors may also result in a slowdown in India’s export growth. The effect of any legislative and regulatory efforts to address these risks is uncertain, and they may not have the intended positive effects. Such volatility and negative economic developments could, in turn, materially adversely affect our business, prospects, financial conditions or results of operations.

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

Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

Any adverse revisions to India’s credit ratings by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position and market perception of the Bank.

In June 2020, Moody’s lowered the sovereign rating for India from Baa2 to Baa3, with a negative outlook due to the impact of the Covid-19 pandemic on the Government of India’s fiscal position and the stress in the financial sector. Fitch Ratings also revised the outlook on the sovereign rating for India from stable to negative in June 2020. We are rated by Moody’s and Standard and Poor’s. In April 2020, following the onset of the Covid-19 pandemic, both rating agencies revised the outlook on our rating from stable to negative, while maintaining the rating on our senior unsecured foreign currency debt at BBB- by Standard and Poor’s and Baa3 by Moody’s. Further, in June 2020, Standard and Poor’s maintained the rating on our senior unsecured debt while downgrading certain other banks on the expectation that we would structurally improve our capital position over the next few months. In June 2021, Standard and Poor’s revised our outlook from negative to stable and reaffirmed our rating at BBB-. Considering the significant uncertainties caused by the pandemic, and the resultant shock to the economy, the rating agencies may lower their sovereign ratings for India, their assessments of the Indian banking system and their ratings of Indian banks, including us.

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

Any adverse impact on India’s external position due to an increase in the price of crude oil or the current account deficit or outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

India is vulnerable to developments in the trade account. India imports a majority of its requirements of petroleum oil and petroleum products, with crude oil comprising around 21% of total imports in value terms in fiscal 2021 compared to 28% of total imports in fiscal 2020. The decline in the oil import bill in fiscal 2021 was largely due to a decline in global crude oil prices and weak demand conditions in the Indian economy caused by the Covid-19 pandemic. However, global crude oil prices have been rising since November 2020. The benchmark Brent crude oil price has increased from US $ 39 per barrel as at October 30, 2020 to over US $ 70 per barrel in June 2021, which has increased the Indian oil import bill and domestic prices. The Government of India has deregulated prices and has been reducing the subsidy in respect of certain oil products, resulting in international crude oil prices having a greater effect on domestic prices of petroleum products. Elevated oil price levels or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation. A prolonged period of elevated global crude oil prices could also adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product increased in fiscal 2018 to 1.9% and further to 2.2% in fiscal 2019, following the increase in global prices of crude oil and other commodities, combined with the growth in non-oil imports. The current account deficit declined to 0.9% of India’s gross domestic product in fiscal 2020. In fiscal 2021, there was a surplus in the current account of 0.9%. Exchange rates are impacted by a number of factors including volatility of international capital markets, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. Following the outbreak of the Covid-19 pandemic, there was a significant outflow of foreign investments from Indian equity and debt markets during the three months ended March 31, 2020, and the Indian rupee depreciated by 5.6% vis-à-vis the U.S. dollar during the quarter ended March 31, 2020. During fiscal 2021, the exchange rate appreciated by 3.0% from Rs. 75.39 per U.S. dollar at March 31, 2020 to Rs. 73.14 per U.S. dollar at March 31, 2021. The Rupee depreciated to Rs. 75.42 per U.S. dollar at April 22, 2021 due to the second wave of the Covid-19 pandemic. The exchange rate appreciated to Rs. 72.42 per U.S. dollar at end-May 2021. If current account and trade deficits increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

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

The banking and financial markets in India are still evolving and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

We continue to be categorized as a systemically important bank in India by the Reserve Bank of India. See also “Overview of the Indian Financial Sector”. We are not treated as a globally systemically important bank, either by the Financial Stability Board or the Reserve Bank of India. As a systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. For instance, in March 2020, the Reserve Bank of India imposed a moratorium restricting deposit withdrawals from a private sector bank, followed by implementation of a scheme of reconstruction involving change in management and equity capital infusion by several Indian banks, including us. The private sector bank also wrote down additional tier-1 bonds. The overall impact of such developments on credit markets is uncertain and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies. Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited relative to what is typically available for similar borrowers in developed economies. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. We also purchase priority sector lending certificates to meet directed lending requirements, and the cost of purchasing such certificates may increase substantially depending on the demand and supply scenario of the certificates. Any shortfall in meeting the priority sector lending targets and sub-targets may be required to be allocated to investments yielding sub-market returns. See also “-Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”.

In addition to credit risks, we face additional risks as compared with banks in developed economies. We may face the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For instance, in 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in this instance, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

In the past, several of our corporate borrowers have suffered from low profitability because of increased competition from liberalization, delays in project completion and cash flow generation, movements in commodity prices, high debt burden and high interest rates, legal decisions and other factors. An economic slowdown and a general decline in business activity in India could impose stress on our borrowers’ financial soundness and profitability and thus expose us to increased credit risk. Following the outbreak of the Covid-19 pandemic, the Reserve Bank of India announced several measures, including a moratorium on loan repayments for certain borrowers and an asset classification standstill benefit for overdue accounts where a moratorium had been granted. While some of these measures were withdrawn during the later half of fiscal 2021, the second wave of the Covid-19 pandemic from March 2021 led the Reserve Bank of India to announce new measures like restructuring of loans to small borrowers including individuals, small businesses and micro, small and medium enterprises. In fiscal 2021, the Government of India provided funding under the Emergency Credit Line Guarantee Scheme for micro, small and medium enterprises, which was subsequently extended to other stressed sectors. The impact of such measures on our borrowers, our business and the Indian credit market is uncertain, and these measures could be extended, or additional relief measures could be mandated, if the Covid-19 pandemic continues. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the prices of our equity shares and ADSs.

We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal, regulatory or judicial actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing. See also “-Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”, “—We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” “-Risks relating to our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss” and “-Risks relating to our Business -Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

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

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Decisions by the Government of India could impact our business and financial performance. For instance, the Indian government’s decision in the second half of fiscal 2017 to withdraw legal tender status of high denomination currency notes led to an increase in costs associated with the transition and the reduction in revenues due to accompanying measures such as the reduction or waiver of transaction charges for ATM and card transactions for the specified period. There was also a surge in low cost deposits resulting in a significant increase in liquidity in the banking system and a reduction in cost of funds. During fiscal 2018, the Reserve Bank of India identified specific accounts and required banks to either commence proceedings under the Insolvency and Bankruptcy Code or finalize resolution plans within specified timelines and also required banks to make higher provisions for these accounts. A framework for the resolution of stressed assets was also introduced, withdrawing existing resolution schemes and resulting in classification of majority of loans under these schemes as non-performing in fiscal 2018. Any such changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 16% of India’s gross value added in fiscal 2021. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business, our borrowers, our counterparties and other constituents. The emergence of disease pandemics like Covid-19 since the first quarter of calendar year 2020, or other earlier outbreaks like the nipah virus in 2018 in certain regions of southeast Asia, including India, have caused, and could in the future cause, economic and financial disruptions. Such disruptions in India and other areas of the world in which we operate could lead to operational difficulties, including travel restrictions, that could impact our business and our ability to manage or conduct our business. The Covid-19 pandemic and any future outbreak of health epidemics may impact the quality of our portfolio and result in an increase in our non-performing loans, and restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs. See also “-The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan, and border disputes with neighboring countries, including China. In June 2020, Indian and Chinese troops engaged in physical conflict in the Galwan River valley. Both Indian and Chinese governments have undertaken protective measures, such as, in relation to the presence of Chinese businesses in India. We cannot predict how such geopolitical events will develop in the future and how it may impact our business, operations, reputation and financial condition.

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

Risks that arise as a result of our presence in a highly regulated sector

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Regulators in India and in the other jurisdictions in which we operate subject financial sector institutions, including us, to intense review, supervision and scrutiny. This heightened level of review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has been imposing fines and penalties that are larger than the historic norms on Indian banks. For example, in May 2021, the Reserve Bank of India imposed a penalty of Rs. 30 million on the Bank for transferring two separate categories of securities on two different dates from held-to-maturity to available-for-sale in April 2017 and May 2017, without explicit approval for shifting the securities the second time. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies. See also “—Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. Regulators, including among others the Reserve Bank of India and the Securities and Exchange Board of India, may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel including senior executives, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. In fiscal 2021, pursuant to judicial orders, the Reserve Bank of India has provided copies of its supervisory inspection reports for certain banks, including us, for earlier years to an external party. The consequences of these reports, or any future reports, being available in the public domain are uncertain and may result in negative publicity about us. See also “Supervision and Regulation”.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. This high level of scrutiny increases the possibility that we will face adverse legal or regulatory actions. See also “-Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice.

In addition, changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral or contractual comforts available for our loans or our business in general. Recent regulatory changes include using external benchmark indices for pricing bank products; fixing the proportion of loans in working capital limits approved to corporates; changes with regard to concentration of large exposures in banks and collateral management; changes in the resolution of stressed assets; and continuous licensing of universal banks. In August 2020, the Reserve Bank of India issued rules linking opening and maintaining current accounts with banks by companies having credit facilities from the banking system. Banks are allowed to open current account of customers not availing any credit from the banking system; current account cannot be opened for customers who have availed only cash credit or overdraft facility, through which all their transactions must be routed; credit exposure thresholds have been specified, with only a lending bank being eligible for opening a current account of the borrower. Banks will be required to monitor all current accounts on a periodic basis to comply with the rules. This may impact the low-cost current account deposits held by companies with banks that do not have the requisite level of exposure to such companies. This may impact the growth of our current account deposits. Changes currently under review such as the discussion on the ownership, governance and corporate structure of private sector banks; and discussions, among other things, on management compensation, board governance, consumer protection and risk management, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, increase competition, impact our overall growth and return on capital. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. See also, “-Risks Relating to India and Other Economic and Market Risks-The banking and financial markets in India are still evolving and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.” and “-Risks relating to our Business-The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

In fiscal 2021, the Reserve Bank of India prohibited banks from making any dividend payouts from the profit pertaining to fiscal 2020 in order to conserve capital and to maintain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by the Covid-19 pandemic. Accordingly, we have not declared any dividend for fiscal 2020. We cannot guarantee that we will not be subject to similar restrictions in the future. The Reserve Bank of India’s Prompt Corrective Action framework for banks defines risk thresholds for indicators like capital adequacy, asset quality, profitability and leverage, and stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion; domestic and/or overseas, higher provisions as part of the coverage regime, and restriction on management compensation and directors’ fees on breach of these thresholds. At year-end fiscal 2021, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future.

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

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations or proceedings by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Whenever we consider it appropriate and the regulatory guidelines so permit, we may seek to settle or compound regulatory inquiries or investigations or proceedings through consensual process with the concerned regulator, which may entail monetary payment by us or agreeing to non-monetary terms. The non-monetary terms may include suspension or cessation of business activities for a specified period; change in key management personnel or restrictions being placed on key management personnel; disgorgement; implementation of enhanced policies and procedures to prevent future violations; appointing or engaging an independent consultant to review internal policies, processes and procedures; providing enhanced training and education; and/or submitting to enhanced internal audit, concurrent audit or reporting requirements. For example, in March 2018, the Reserve Bank of India imposed a penalty of Rs. 589 million on ICICI Bank for non-compliance with directions issued by it on the sale of securities from the held-to-maturity portfolio and specified disclosure in this regard.

We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—Risks that arise as a result of our presence in a highly regulated sector — The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.” and “—The Audit Committee of the Bank oversaw an independent enquiry into certain allegations made in March 2018 that the Bank incorrectly classified certain assets, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral, which was concluded in fiscal 2021. If any additional or new information emerges relating to such practices and such additional or new information serves to establish any violation of applicable laws or regulations by the Bank or individuals associated with the Bank, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.”.

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

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans increased significantly for the banking system, including us, during the second half of fiscal 2016. In April 2017, The Reserve Bank of India has directed banks to put in place board-approved policies for making provisions for standard assets at rates higher than those prescribed by the Reserve Bank of India, based on evaluation of risk and stress in various sectors.

In addition, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the Reserve Bank of India’s annual supervisory process. The disclosure is required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 10.0% of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceed 15.0% of the published incremental gross non-performing assets for the reference period, or both. Since fiscal 2017, the assessment of divergence in asset classification and provisioning of ICICI Bank, conducted by the Reserve Bank of India, has not required any additional disclosures. For further information, see also Note 16 to Schedule 18 “Notes Forming part of the Accounts” to the standalone financial statements. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business and future financial performance. There could be a possibility of the Reserve Bank of India or other regulatory bodies also taking enforcement action based on divergences in the assessment of asset classification and provisioning. Our subsidiaries are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries in the future, which may have an adverse impact on us.

The framework for resolution of stressed assets is still evolving which may create challenges for banks in suitably invoking a resolution plan. For example, on February 12, 2018, the Reserve Bank of India issued a revised framework for resolution of stressed assets, which required commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. In April 2019, the Supreme Court declared this Reserve Bank of India circular as unconstitutional. Following this judgement, in June 2019, the Reserve Bank of India issued a revised prudential framework for resolution of stressed assets which allows the lenders to decide on the resolution plan and does not mandate commencement of proceedings under the Insolvency and Bankruptcy Code. Additional provisions are required in the absence of a resolution plan or initiation of insolvency proceedings. Further, the guideline requires banks to identify borrowers in financial difficulty, indications of which may include defaults, projections of cash-flows, status of accounts, among other things. This could create challenges for such borrowers, including some facing temporary difficulties, in raising finances for growth and impact their repayment ability. Further, as a result of the Covid-19 pandemic, the Reserve Bank of India has allowed restructuring for specific borrower segments and invoking a resolution plan within specified timelines in order to provide temporary relief to eligible borrowers impacted by the pandemic. Considering the uncertainties with regard to the revival of economic growth and the trajectory of the Covid-19 pandemic, there is no assurance that such resolution plans will be successful.

In August 2017, the Securities and Exchange Board of India issued a circular requiring listed companies to disclose to the stock exchanges, within one working day, any event of default in payment of interest on installment obligations on debt securities including commercial paper, medium term notes, loans from banks and financial institutions, external commercial borrowing and other forms of debt. The circular was to be effective from October 1, 2017, but has been deferred. We cannot predict when this circular will become effective.

We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key segments or sectors. A proportion of 8.0% of adjusted net bank credit is required to be lent to small and marginal farmers and 7.5% to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and has notified a target of 12.14% of adjusted net bank credit for this purpose for fiscal 2021. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. Starting fiscal 2022, the targets for lending to small and marginal farmers and weaker sections will be increased in a phased manner by the Reserve Bank of India. The target for lending to small and marginal farmers will increase from the current 8.0% of adjusted net bank credit in fiscal 2021 to 9.0% in fiscal 2022, 9.5% in fiscal 2023 and to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society is being increased from 10.0% in fiscal 2021 to 11.0% in fiscal 2022, 11.5% in fiscal 2023 and 12.0% in fiscal 2024. These requirements are assessed on a quarterly average basis.

These requirements apply to ICICI Bank on a standalone basis. Total average priority sector lending in fiscal 2021 was Rs. 2,448.4 billion constituting 40.9% of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to the agriculture sector was Rs. 1,019.6 billion constituting 17.0% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advances to weaker sections were Rs. 641.5 billion constituting 10.7% of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. Average lending to small and marginal farmers was Rs. 514.3 billion constituting 8.6% of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 448.5 billion constituting 7.5% of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 731.6 billion constituting 12.2% of adjusted net bank credit against the requirement of 12.14% of adjusted net bank credit. These amounts include the impact of priority sector lending certificates purchased/sold by us during fiscal 2021.

The Reserve Bank of India allows banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The cost of purchasing such certificates may increase substantially depending on the demand and supply scenario. Any shortfall after taking into account transactions in priority sector lending certificates may be required to be allocated to investments yielding sub-market returns. The Bank also purchases priority sector lending certificates to meet directed lending requirements, the cost of which may vary based on the demand for and supply of such certificates. Going forward, the phased increase in sub-segment targets from fiscal 2022 and growth in our domestic loan portfolio could lead to a significant increase in our priority sector lending target amounts. In view of the continuing shortfall in agriculture lending sub-targets and weaker section loans, the Bank may have to significantly increase the purchase of priority sector lending certificates. Shortfalls in priority sector lending achievement, after taking into account the priority sector lending certificates purchased, may increase and may be required to be invested in instruments yielding sub-market returns.

In August 2020, the Reserve Bank of India issued guidelines requiring banks to ensure registration of their micro, small and medium enterprises borrowers on the Government of India’s registration portal Udyam. The Udyam registration certificate will be necessary for lending to micro, small and medium enterprises to qualify for priority sector from fiscal 2022. However, registration of retail and wholesale traders on the portal was not permitted, thus excluding them from priority sector lending. In July 2021, the Government of India permitted retail and wholesale traders to register on the portal, resulting in them continuing to qualify as priority sector lending. While the process of registering micro, small and medium enterprises borrowers is still underway, completing the registration of all borrowers within stipulated timelines maybe challenging, and inability of borrowers to meet this requirement would negatively impact the achievement of priority sector lending targets by banks, including us.

Any shortfall in meeting the priority sector lending requirements may be required to be invested at any time, at the Reserve Bank of India’s request, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2021, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 311.8 billion. Our investments in Government of India schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specify criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. In August 2020, the Reserve Bank of India announced a revised priority sector lending framework that includes an incentive for lending in districts identified with comparatively lower credit availability, a broadening of the scope of priority sector lending and include segments like start-ups, enhancing the limits for renewable energy sectors and increasing the targets for lending to small and marginal farmers and weaker sections. Any revision to the definition or classification of segments eligible for priority sector lending could also impact our ability to meet priority sector lending requirements. See also “Supervision and Regulation—Directed Lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 1.9% in fiscal 2019, 2.3% in fiscal 2020 and 3.4% in fiscal 2021. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies including in the kisan credit card portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans in general. Thus, the classification of overdue loans as non-performing occurs at a later stage in respect of such loans than the loan portfolio in general. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans. The spread of the second wave of the Covid-19 pandemic in rural areas would also impact our borrowers and result in an increase in non-performing loans.

We have participated in the financial inclusion mission of the Government of India, which involves opening a bank account for every household along with credit and insurance facilities. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers, and the level of non-performing loans in the portfolio of loans to such customers.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0%, and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. The Basel III guidelines were to be fully implemented by year-end fiscal 2019. However, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of capital conservation buffer from March 31, 2019 to March 31, 2020. The full implementation was further deferred to October 1, 2021 due to the Covid-19 pandemic. Accordingly, the last tranche of 0.625% of the capital conservation buffer will be applicable from October 1, 2021. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2021 were: common equity Tier 1 risk-based capital ratio of 16.7%; Tier 1 risk-based capital ratio of 17.8%; and total risk-based capital ratio of 18.9%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India requires additional capital to be held by banks as a systemic buffer. The Reserve Bank of India has issued guidelines on stress testing according to which banks, including us, are required to carry out annual stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks are classified into three categories based on size of risk-weighted assets and banks with risk-weighted assets of more than Rs. 2,000.0 billion are required to carry out stress testing. The Reserve Bank of India has also issued guidelines requiring additional common equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important, including us. The systemic importance of a bank is determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weighting given to size. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015 and in subsequent years, and were placed in the first bucket, which has required us to maintain additional common equity Tier 1 capital of 0.2% in a phased manner since April 2016. Further, the Reserve Bank of India also released guidelines on implementation of counter cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. This capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which is measured as the ratio of a bank’s Tier 1 capital and total exposure. Since October 1, 2019, the Reserve Bank of India has required maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks. For purposes of calculating risk-based capital ratios, the Reserve Bank of India increased the risk weight on unrated exposures to corporates and infrastructure financing non-banking finance companies from 100.0% to 150.0% where the aggregate exposure of the banking system exceeds Rs. 2.0 billion. This has been effective since April 1, 2019. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against sudden increase in Government of India bond yields. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of the bank, on a continuing basis. This reserve is eligible for inclusion in tier 2 capital. In fiscal 2020, we transferred Rs. 6.7 billion from tier 1 capital to the Investment Fluctuation Reserve, which is included in our tier 2 capital. Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we may be required to raise resources from the capital markets or to divest stake in one or more of our subsidiaries to meet our capital requirements.

Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to us on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for us, while also meeting expectations of return on capital may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. Debt and equity investors, rating agencies, equity and fixed income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory stipulations, reflecting our position as a large private sector bank. Following the outbreak of the Covid-19 pandemic, a number of banks and other financial companies globally and in India raised capital. In August 2020, we raised Rs. 150.0 billion of equity capital through a Qualified Institutions Placement. We may seek to access the equity capital markets in the future, or make additional divestments of our investments in our subsidiaries. Increases in our equity shares would dilute the shareholding of existing shareholders. There can be no assurance that we will be successful in raising the capital when required or that the timing for accessing the market or the terms of the capital raised would be attractive, and these may be subject to various uncertainties including liquidity conditions, market stability, or political or economic conditions. If we are unable to raise enough capital to satisfy our regulatory capital requirements, we will be subject to restrictions on capital distributions and discretionary bonus payments, as well as other potential regulatory actions.

Our insurance, banking and home finance subsidiaries are also subject to solvency and capital requirements imposed by their respective regulators. While we currently do not expect these subsidiaries to require additional equity capital or that we would make additional equity investments in these subsidiaries, any requirement for ICICI Bank to make additional equity investments in these subsidiaries in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.

We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. These guidelines require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio, which has been 100.0% since January 1, 2019. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. The guidelines on net stable funding ratio were to be applicable from April 1, 2020. However, due to the Covid-19 pandemic, the Reserve Bank of India deferred the implementation to October 1, 2021. Further, the liquidity coverage ratio to be maintained by banks was lowered from 100% to 80.0% until September 30, 2020, which was gradually increased to 90.0% starting from October 1, 2020 and further to 100.0% from April 21, 2021. These liquidity requirements together with the existing liquidity and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability. Any sudden increase in the demand for liquidity by banks to meet these regulatory liquidity requirements could have an adverse impact on the financial markets, and result in a sharp increase in short-term borrowing costs and a sudden increase in the cost of funding for banks, including us.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. The Reserve Bank of India, from time to time, imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. Beginning January 1, 2020, the merchant discount rate on transactions through RuPay cards and the Unified Payments Interface platform was waived. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying and selling foreign currencies by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. The Government of India has made it mandatory for business establishments with turnover above a certain size to offer digital modes of payment from November 2019, with no charges being levied on the customers or the merchants by banks and payment service providers. In August 2020, the Reserve Bank of India issued rules for opening current account of customers having credit facilities from the banking system. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “-Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.”.

Our subsidiaries are also subject to similar risks. For instance, in the Union Budget for fiscal 2021, the Finance Minister announced a dual tax regime for personal income tax, with the option for individuals to have a lower tax rate if no additional tax exemptions are taken. This could impact insurance companies, including our insurance subsidiaries, where a part of their retail premium is driven by tax exemptions for individuals. See also “-Risks relating to our insurance subsidiaries —While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

The Reserve Bank of India has been permitting the entry of new players in the financial sector, including through issuance of licenses to small finance banks and payments banks, seeking applications under the continuous licensing policy for universal banks and small finance banks in the private sector and allowing fintechs and technology companies to offer payment and other financial services. The entry of new players has intensified competition which could impact our ability to capture business opportunities if we are not able to adapt our business strategy to new developments. See also “-Risks relating to our business-Our industry is very competitive and our strategy depends on our ability to compete effectively.”

The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. The Reserve Bank of India released the report of the internal working group in November 2020, and sought feedback on the recommendations by January 15, 2021. The outcome of this report may result in changes to our group structure, the nature and impact of which cannot be predicted currently.

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

The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.

The Audit Committee under direction given by the Board of Directors of the Bank instituted an independent enquiry, to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The allegations levelled against Ms. Kochhar included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. The enquiry was supported by external counsel and a forensic firm.

Ms. Kochhar had proceeded on a leave of absence following the institution of the enquiry. On October 4, 2018, the Board of Directors, accepted the request of Ms. Kochhar to seek early retirement from the Bank with immediate effect, while noting that the enquiry would remain unaffected and certain benefits would be subject to its outcome.

The Board of Directors considered the enquiry report on its receipt at its meeting held on January 30, 2019. Following the receipt of the enquiry report and the conclusions thereat, the Board of Directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a “Termination for Cause” under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences (including revocation of all her existing and future entitlements such as any unpaid amounts, unpaid bonuses or increments, unvested and vested and unexercised stock options, and medical benefits), and required the clawback of all bonuses paid from April 2009 until March 2018.

In November 2019, Ms Chanda Kochhar had filed a Writ Petition in the Bombay High Court inter alia to uphold validity of her early retirement and challenging the separation being treated by the Bank as ‘Termination for Cause’ and its attendant consequences. The Writ Petition was dismissed by the Bombay High Court as not maintainable. Ms. Chanda Kochhar filed a special leave petition (“SLP”) in the Supreme Court against the Bombay High Court judgment dismissing the Writ Petition. The SLP was dismissed by the Supreme Court. Separately, in January 2020, the Bank instituted a recovery suit against Ms Chanda Kochhar for inter alia the clawback of bonus paid from April 2009 to March 2018. In the event Ms. Chanda Kochhar continues to contest the actions taken by the Board of Directors of the Bank in a court of competent jurisdiction, the Bank could incur additional costs, negative publicity and be subject to the outcome of judicial review of such actions.

Enquiries by government authorities and regulatory agencies in the matter are continuing and the Bank has a cooperative posture for such enquiries and requests emanating from such authorities and agencies. The Securities and Exchange Board of India (“SEBI”) issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. In November 2020, SEBI, issued a modified show cause notice to the Bank. Due responses have been submitted by the Bank to both of the show cause notices. The Central Bureau of Investigation (“CBI”) had also initiated a preliminary enquiry and in January 2019, the CBI filed a first information report against Ms. Chanda Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals, who were on the board of directors of the Bank and were part of committees (that sanctioned credit facilities to the concerned borrower group when the alleged transactions occurred), may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary. Authorities such as the Enforcement Directorate and Income-tax authorities are also probing the matter.

In the event that the Bank is found by SEBI or the CBI or by any other authority or agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our reputation and may impact results of operations or financial condition.

The Audit Committee of the Bank oversaw an independent enquiry into certain allegations made in March 2018 that the Bank incorrectly classified certain assets, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral, which was concluded in fiscal 2021. If any additional or new information emerges relating to such practices and such additional or new information serves to establish any violation of applicable laws or regulations by the Bank or individuals associated with the Bank, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

The Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its Whistle Blower Policy. The report from the internal enquiry was reviewed by the Audit Committee, disclosed to the statutory auditors before the finalization of the accounts for the year ended March 31, 2018, and submitted to the Reserve Bank of India. Based on the report and review undertaken for additional loan accounts, the Bank concluded that the likely impact of these allegations was not material to the financial statements for the year ended March 31, 2018 or earlier periods included in that annual report. Thereafter, the Bank received some additional information relating to these matters. The Bank assessed and concluded that the likely impact of this additional information was not material to the financial statements for the year ended March 31, 2020 or earlier periods presented in this Annual Report. The Bank, at the direction of the Audit Committee, engaged external counsel (supported by a forensic firm) to investigate all of the allegations, including the additional information and related matters, which investigation has since been completed. The Audit Committee has reviewed the findings of the investigation, which corroborated the findings of the Bank’s internal enquiry, affirmed the Bank’s internal controls were satisfactory and made certain suggestions for further enhancements, which have been since implemented. The Bank has assessed and concluded that the findings of the investigation are not material to the financial statements for the year ended March 31, 2021 or the prior periods.

If any additional or new information emerges relating to such practices, and such additional or new information serves to establish any violation of applicable laws or regulations by the Bank or individuals associated with the Bank, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

In addition, as a large and internationally active bank with operations and securities listed in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC” or “Commission”), on a range of matters, including regarding the above allegations. Even before these allegations, the Bank had been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information regarding, inter alia, the above allegations. During the year-ended March 31, 2021, the SEC investigatory staff notified the Bank that it had concluded its investigation and did not intend to recommend an enforcement action by the Commission.

Our asset management, private equity, insurance and securities broking subsidiaries have retail and corporate customers and are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

Our asset management subsidiary, ICICI Prudential Asset Management Company, is subject to supervision and regulation by the Securities and Exchange Board of India. For instance, in fiscal 2019, our asset management subsidiary, based on communication from the regulator, paid compensation with interest to certain schemes of ICICI Prudential Mutual Fund in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018, and also compensated the investors in these schemes who had redeemed their units since the March 2018 allotment. In the same matter, an adjudication proceeding was initiated by the Securities and Exchange Board of India, which was disposed of pursuant to an application for settlement of proceedings and payment of settlement charges by our asset management subsidiary. Further, certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, our private equity subsidiary, had initiated legal proceedings in Mauritius alleging mis-selling and mismanagement. ICICI Bank and ICICI Venture as respondents had denied the allegations and the court has stayed the proceedings. The plaintiffs appraised the court of their intention to not pursue vacation of the stay and an application has been filed to quash the proceedings against ICICI Bank and ICICI Venture, which has been allowed and accordingly the matter as relates to ICICI Bank and ICICI Ventures stands closed. In the same matter, ICICI Venture Funds Management Company after receiving a notice from the Securities and Exchange Board of India, settled the matter with the Securities and Exchange Board of India. However, one of the investors in the real estate investment fund, registered in Mauritius has filed a writ petition in the Bombay High Court against, among others, the Securities and Exchange Board of India and ICICI Venture in respect of the settlement order. In the said writ petition, no reliefs have been sought as against ICICI Venture. At present the writ petition has not been admitted and no notice to ICICI Venture has been issued by the Bombay High Court. See also, “-Risks relating to our Business-A determination against us in respect of disputed tax assessments may adversely impact our financial performance” and “Business – Legal and Regulatory Proceedings”.

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

The transition from LIBOR to another alternative interbank offered rate may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative interbank offered rate may have.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the London Interbank Offered Rate or LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In June 2019, the Financial Conduct Authority asked banks and markets to stop using the LIBOR as a basis for pricing contracts. On March 5, 2021, the dates for the cessation of various LIBOR instruments were announced, which will be December 31, 2021 across all LIBOR tenors, except certain tenors of USD LIBOR which would cease from June 30, 2023. While alternate reference rates for the different currencies have been identified, there is still lack of clarity or consensus about the use of these rates for all types of instruments that have referenced LIBOR. The impact of the transition to alternative reference rates is therefore uncertain and could adversely affect loans, securities and other instruments that reference, or are indirectly affected by LIBOR. Currently, the manner and impact of this transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is uncertain.

In India, the Mumbai Inter-bank Forward Outright Rate (MIFOR) is calculated using rolling forward premia in percentage terms along with the USD LIBOR for the respective tenures up to 12 months. The Financial Benchmark India Private Limited has commenced publishing an Adjusted MIFOR from June 15, 2021 which will be used for legacy contracts and has modified the MIFOR from June 30, 2021which will be used for new contracts. On July 8, 2021, the Reserve Bank of India issued a roadmap for LIBOR transition advising banks to use these alternate rates instead of MIFOR from December 31, 2021 except for managing risks pertaining to pre-existing MIFOR exposures. The Bank has a significant number of contracts referencing various inter-bank offered rates, including derivatives, bilateral and syndicated loans, and securities. The potential for reduced liquidity of these different MIFOR contracts could adversely impact the Bank’s business and future financial performance.

We have identified our LIBOR transition exposures, including existing financial agreements that do not contain fallback provisions that adequately contemplate cessation of benchmark reference rates and that would require additional negotiation with the counterparties. The Bank has a program for its LIBOR transition which includes governance framework, exposure assessment, tracking of fallback provisions and contract remediation programs and tracking of global developments. In addition, the Bank has begun incorporating suitable benchmark replacement language in new agreements. The Bank is working on making necessary upgrades to the technology systems and infrastructure to transition to the new benchmark regime. The Bank has also started conducting information sharing sessions with the clients on the LIBOR transition. However, the transition to alternative reference rates is complex, could bring about unanticipated challenges and vagaries, and could adversely impact our business, our future financial performance and the prices of our equity shares and ADSs. There can be no guarantee that any efforts by the Bank will successfully mitigate the operational risks associated with the transition away from LIBOR to an alternative reference rate.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. Indian corporations have transitioned to Ind AS, a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards, as per the roadmap provided to the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India. The transition is in a phased manner starting from April 1, 2016. Some of our group non-banking finance companies have begun reporting their financials as per Ind AS from April 1, 2018. For banking and insurance companies, the implementation of Ind AS has been deferred until further notice.

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

Risks Relating to Our Business

The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance.

The Covid-19 pandemic has impacted, and is likely to continue to impact most countries, including India, and has resulted in substantial volatility in global financial markets, increased unemployment and operational challenges, such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols, which have significantly slowed down economic activity. The Government of India initiated a nation-wide lockdown from March 25, 2020 until May 31, 2020, which substantially impacted economic activities. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. Further, a second wave of the Covid-19 pandemic in India has resulted in re-imposition of localized/ regional lock-down measures in various parts of the country since April 2021. Operationally, although we have established a work-from-home protocol and restricted business travel of our workforce, if significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the impact of the pandemic on our businesses could be adverse.

The economic disruption caused by the pandemic and related lockdowns could impact our business in a number of ways, including by increasing our number of non-performing loans due to the reduction in cash flows of businesses, income levels and the value of savings of households, as well as increased levels of unemployment. In fiscal 2021, the Reserve Bank of India permitted banks to provide a moratorium or deferment on payment for all term loans (including credit card dues) and working capital facilities. Initially, this moratorium was permitted for three months on payments of instalments or interest due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Further, banks were allowed to convert the accumulated interest for the deferment period from March 1, 2020 to August 31, 2020 on working capital facilities into a funded interest term loan that would be repayable by March 31, 2021. According to the Reserve Bank India, as on August 31, 2020, customers accounting for 40.0% of outstanding bank loans had availed the benefit of the moratorium. About 30.0% of the total loans of ICICI Bank were under moratorium at April 30, 2020. Compared to this level, the loans to customers where moratorium was effected for repayments in June 2020 were about 17.5% of total loans at June 30, 2020. This was in line with our expectations and the gradual resumption of economic activities since June 2020. The percentage of loans under moratorium was higher for some portfolios such as commercial vehicles loans and builder loans, which had been experiencing challenges even prior to the outbreak of Covid-19.

A public interest litigation challenging the accrual of interest during the moratorium period on principal repayments and interest payments was filed in the Indian Supreme Court. In September 2020, the Supreme Court, in a writ petition seeking waiver of interest on loans during the moratorium, directed that accounts that were not declared as non-performing until August 31, 2020 should not be declared as non-performing until further orders were issued by the Supreme Court. This interim order was in force until the pronouncement of the final judgement by the Supreme Court in March 2021, following which accounts were classified as per applicable Reserve Bank of India guidelines. In October 2020, the Government of India announced a “Scheme for grant of ex-gratia payment of difference between compound interest and simple interest for six months to borrowers in specified loan accounts”. As per the scheme, lending institutions were required to credit the difference between the compound interest and simple interest to the account of eligible borrowers for a period of six months between March 1, 2020 and August 31, 2020. Banks and other lending institutions could subsequently claim reimbursement of the amount credited to borrowers from the central government. The scheme was applicable for borrowers having aggregate sanctioned limit and outstanding amount not exceeding Rs. 20.0 million from lending institutions as of February 29, 2020. In March 2021, the Supreme Court ordered a waiver of the interest-on-interest charged to borrowers during the March 1, 2020 to August 31, 2020 moratorium period. The methodology for calculation of the amount to be refunded or adjusted for different facilities was finalised by the Indian Banks’ Association in consultation with industry participants. While the Bank was in the process of suitably implementing this methodology, the Bank created a liability towards the estimated interest relief and reduced the same from the interest earned in our financial statements for fiscal 2021, and at June 30, 2021, was in the process of refunding or adjusting the amounts to applicable borrowers.

Further, on August 6, 2020, the Reserve Bank of India permitted lenders to implement a resolution plan, along with asset classification benefits, for eligible corporate and individual borrower segments. Lenders were required to ensure that the resolution facility was provided only to borrowers impacted by Covid-19. The resolution facility was available only for accounts classified as standard and not in default for more than 30 days at March 1, 2020. The resolution plan had to be finalized by December 31, 2020, and implemented within 180 days from the date of invocation. Restructuring of loans was also allowed for micro, small and medium enterprises by extending the earlier guidelines on restructuring issued in February 2020 subject to certain conditions like aggregate exposure to the borrower, goods and services tax registration and additional provision to be held by banks. The impact of these measures on borrowers, our business and the Indian credit market is uncertain. The Bank has made Covid-19 related provisions of Rs. 27.3 billion during the three months ended March 31, 2020 and a further net provision of Rs. 47.5 billion during fiscal 2021, towards standard assets, which was higher than the requirement stipulated by the Reserve Bank of India. Our subsidiaries in the United Kingdom and Canada have also made Covid-19 related provisions. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

The second wave of the Covid-19 pandemic in India has been more severe with the spread of infection and mortality being significantly higher than the initial outbreak of the Covid-19 pandemic in India, and is, impacting both urban and rural areas. The impact of the second wave of Covid-19 pandemic on banks, including us, will depend on the continuing spread of the Covid-19 pandemic, the effectiveness of further steps taken by governments and the central banks to mitigate the economic impact, steps taken by us and the time it takes for economic activities to return to pre-pandemic levels. There may be a negative impact on revenues and an increase in portfolio rating downgrades and the classification of assets as non-performing at a systemic level, as well as for us. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022. While systemic liquidity is currently abundant, the economic weakness caused by the pandemic and uncertainty regarding normalization has impacted, and may continue to impact loan growth, revenues, margins, asset quality and credit costs for us and the banking sector in general. If the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income (interest earned less interest expended) and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted.

The extent to which the Covid-19 pandemic, and the related global economic crisis, affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, the pace of vaccination, future actions taken by governmental authorities, central banks and other third parties in response to the pandemic, and the effects on our customers, counterparties, employees and third-party service providers. Moreover, the effects of the Covid-19 pandemic will heighten the other risks described in these risk factors.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

Widespread economic challenges faced by the Indian economy in general and the corporate sector in particular, as well as changes to Reserve Bank of India policies and guidelines related to non-performing and restructured loans and other changes to the law affecting non-performing and restructured loans, could adversely impact non-performing loans and provisions in the banking sector. In fiscal 2021, the Covid-19 pandemic and related economic disruption increased challenges and uncertainties for the banking sector, including us. Such developments could likely lead to an increase in the non-performing loans of banks, including us.

In recent years, banks, including us, have focused on growing their retail and small business lending portfolios. While we expect the retail and small business segment to remain a key driver of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment, due to the Covid-19 pandemic or otherwise, could have an adverse impact on the quality of our retail loan portfolio. Our portfolio includes purchases of retail asset pools of home finance companies and non-banking finance companies, that may expose us to additional risks, including the failure of the underlying borrowers to perform as anticipated, risks arising out of weakness in the financial position or operations of the originators, who are generally responsible for collections and servicing, and additional mark-to-market provisions where the purchases are structured as securitized instruments classified as investments. In addition, challenges in certain sectors like real estate, and the inability of real estate developers to complete and deliver residential properties for which we have provided loans to customers, may impact the repayment behavior of the customers and result in higher delinquencies and non-performing loans. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs”.

The Bank’s fund-based and non-fund based outstanding (excluding exposure to banks and fund and non-fund based outstanding to non-performing assets) to companies in the corporate and SME sectors internally rated below investment grade were Rs. 131.0 billion at March 31, 2021. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 213.6 billion at March 31, 2021.

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

See also “-Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “– Risks Relating to Our Business—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks” and “– Risks Relating to Our Business—We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected”.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry, other than retail loans, to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 65.9% of our gross advances (gross loans) at March 31, 2021. Our loans and advances to the services-finance sector were 6.9%, to the infrastructure sector (excluding power) were 3.6%, to the power sector were 2.6%, to the non-finance services sector were 2.1%, and to the wholesale/retail trade segment were 1.9% of our gross loans and advances at March 31, 2021.

Since April 1, 2019, banks have been subject to the Reserve Bank of India’s framework for large exposures with limits on exposure of banks to single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times.

Since April 1, 2019, banks have also been subject to the Reserve Bank of India’s guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. The exposure of the banking system to large borrowers would attract higher risk weights and provisioning. Borrowers to be considered for this purpose would be those having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 and gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. Loans from banks in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning since April 1, 2018. Further, in November 2018, the Securities and Exchange Board of India released a framework that requires a company rated AA and above, by a domestic rating agency, and with an outstanding long-term borrowing of Rs. 1.00 billion and above at March 31 in any given year, to necessarily raise 25% of its incremental borrowings for the following year through the bond market.

Pursuant to the guidelines of the Reserve Bank of India that have been effective since April 1, 2019, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0% of the bank’s eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25.0% of the bank’s eligible capital base at all times. Eligible capital base represents the Bank’s Tier I capital as per the last audited balance sheet. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of the exposure to a single counterparty further by 5.0% (i.e., 25.0% of the Tier I capital fund). The limit is applicable to total exposure, including off-balance sheet exposures. Off-balance sheet items are required to be converted into credit exposure equivalents through the use of credit conversion factors as per the standardized approach for credit risk for risk based capital requirements, with a floor of 10%. At year-end fiscal 2021, we were in compliance with these guidelines. At year-end fiscal 2021, our largest single counterparty accounted for 17.3% of our Tier I capital fund. The largest group of connected counterparties accounted for 15.4% of our Tier I capital fund.

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

The Insolvency and Bankruptcy Code enacted in 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the new prudential framework for resolution of stressed assets, initially introduced in February 2018 and subsequently amended in June 2019 by the Reserve Bank of India, requires banks to implement a plan to resolve any overdue account within timelines as approved by the board and may include legal proceedings for insolvency or recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts were resolved under the Code since fiscal 2019. However, uncertainties continue and there are delays in the resolution of accounts referred under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. There can be no assurance of the level of recovery even in cases where a resolution is achieved. The Government of India has empowered the Committee of Creditors, which comprises of all financial creditors, to decide on the manner of distribution of resolution proceeds and provided an order of priority for the distribution of assets in case of a liquidation, giving priority to financial creditors ahead of operational creditors.

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

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income Government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including Government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. For instance, in fiscal 2019, yields on government securities increased sharply due to tight liquidity conditions between September and December 2018 which resulted in significant losses in the treasury book for most Indian banks, including for us, during the quarter ended December 31, 2018. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve, equivalent to at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis, from fiscal 2019 and draw down any balance available in excess of 2.0% of the portfolio. The requirement to maintain a large portfolio of government securities also has a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets

We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries, including ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, which have a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in Government of India securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer”.

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

The Reserve Bank of India has been releasing guidelines on computation of lending rates by banks. Since April 1, 2016, the marginal cost of funds based methodology was applicable on incremental lending, which led to lower lending rates, and led to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. In February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the earlier base rate to the marginal cost based lending rate. Further, in December 2018, the Reserve Bank of India announced the linking of new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. This has been applicable since October 1, 2019. From April 1, 2020, floating rate loans to medium enterprises were also linked to an external benchmark. Since our funding is primarily fixed rate, volatility in external benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin. At year-end fiscal 2021, approximately 37.6% of the Bank’s domestic loan portfolio was linked to external benchmarks.

In response to the Covid-19 pandemic, the Reserve Bank of India has taken steps to improve availability of liquidity for banks. However, the demand for credit from the banking system remains weak due to disruptions and slow growth in economic activity, resulting in significant excess liquidity that has impacted, and could continue to impact the net interest income and net interest margins of banks. Any sudden withdrawal of or volatility in systemic liquidity or increase in interest rates may impact our liquidity and profitability. See also “-The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance.”.

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

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating or the rating on our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, our liquidity and the prices of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. We are rated by certain Indian rating agencies, which include CRISIL, CARE and ICRA, with a long-term rating of AAA and a stable outlook. However, there is no assurance that we will always be able to maintain the highest rating and any significant decline in our business or capital position or increase in non-performing loans could impact our rating or outlook. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information, relating to our ratings, see also “Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

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

Negative rumors have been previously circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal withdrawal levels for a few days. For instance, in 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength. Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business” and “—Risks relating to our Business-Our international operations increase the complexity of the risks that we face”.

Our international operations increase the complexity of the risks that we face.

Our international profile in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, credit risk, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments”. Business opportunities in these jurisdictions will also determine the growth in our operations.

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

There could be risks arising from political changes in the jurisdictions in which we operate, such as Brexit. Further, global developments including geopolitical tensions could impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “-Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.”. Our international branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured and other mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. During the three months ended March 31, 2020, two non-India linked loan accounts at our international branches were classified as non-performing. In both these cases, the borrowers misrepresented their financial position to lenders. Our international branches and banking subsidiaries have also made investments in bonds, certificates of deposit, mortgage backed securities, treasury bills and asset-backed commercial paper. We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. We aim to progressively exit exposures that are not linked to India in a planned manner at our international branches. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and granularity of business. There can be no assurance of our successful execution of this strategy. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. Recently, the Covid-19 pandemic has also increased challenges for our international branches and banking subsidiaries. If we are unable to manage these risks, our business would be adversely affected.

The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

The loan portfolio of our international branches and banking subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and banking subsidiaries, also exposed to a variety of local market credit risks, where our expertise and experience may be limited. Our banking subsidiaries in the United Kingdom and Canada are involved in corporate lending, insured and loans against property in the United Kingdom and conventional uninsured mortgages in Canada. Our international branches also have credit exposures to international companies. During the three months ended March 31, 2020, two such non-India linked loan accounts at our international branches were classified as non-performing. In both these cases, the borrowers misrepresented their financial position to lenders. Our international business is being repositioned to progressively exit exposures that are not linked to India in a planned manner. See also “Business-Commercial Banking for International Customers”. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and diversified loan portfolios. We are also subject to the risks posed by the indirect impact of adverse developments in the global banking environment, and any international bank failure, some of which cannot be anticipated and the vast majority of which are not under our control. See also “-Risks relating to our Business—Our international operations increase the complexity of the risks that we face”.

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

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and since fiscal 2015, we have also seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. The Bank’s net domestic retail loan portfolio grew by 19.9% in fiscal 2021 compared to an increase of 17.7% in the total domestic loan portfolio during fiscal 2021. Retail lending has been an important driver of growth for the Indian banking system as well, and in the last three years unsecured retail credit has grown at a rapid pace. Further, we are also focusing on scaling up our business and distribution network in rural areas. Recently, we have entered into partnerships with technology companies with large customer bases to offer co-branded credit products and as well as with non-banking financial companies for co-origination and/ or purchases of loans. We intend to continue to pursue similar partnerships.

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

Our loans to the power sector as a proportion of total loans has declined from 4.8% at March 31, 2018 to 2.6% at March 31, 2021. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels. Any reduction in the output of operational power plants or the projected output of newly commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel, other metals and mining, which are subject to similar and additional risks, as well as global commodity price cycles. For instance, during fiscal 2016, due to a slowdown in global demand for steel, there was a sharp decline in global steel prices, which in turn impacted Indian steel companies. Capacity utilization of steel companies declined and profitability came under pressure. The Government of India announced certain policy measures, including a minimum price for procuring steel from overseas markets, which have benefited the Indian steel sector. However, we cannot be certain that such or any other measures will continue to be introduced by the Government of India in the future. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the prices of our equity shares and ADSs.

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

We have experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse and the whistleblower complaints regarding alleged incorrect asset classification and other allegations. See also “—Risks that arise as a result of our presence in a highly regulated sector — The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.” and “—The Audit Committee of the Bank oversaw an independent enquiry into certain allegations made in March 2018 that the Bank incorrectly classified certain assets, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral, which was concluded in fiscal 2021. If any additional or new information emerges relating to such practices and such additional or new information serves to establish any violation of applicable laws or regulations by the Bank or individuals associated with the Bank, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.”. We cannot be certain how the investigations by the government and regulatory agencies will conclude and it is possible that the conclusions of these investigations could lead to more negative publicity.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying/selling foreign exchange by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. The Government of India in its budget for fiscal 2020 has proposed that business establishments above a certain size should offer low cost digital modes of payment, with no charges being levied on the customers or the merchants. Such measures could adversely impact our income streams in the future and adversely affect our financial performance. Our commission, exchange and brokerage income is also impacted by the level of corporate investment activity and new financing proposals. Our fee income from distribution of third party financial products is dependent on applicable regulations, the demand for these products and our distribution strategy for banking and third party products. Our ability to earn fees in the near term would likely be impacted by the Covid-19 pandemic. See also, “—Risks relating to our Business -The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

Our industry is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The Reserve Bank of India has issued licenses to 10 small finance banks and six payments banks that have begun operations. The Reserve Bank of India has also issued guidelines with respect to a continuous licensing policy for universal banks and small finance banks in the private sector, and has received applications for both categories of licenses. The structure of the Indian financial sector is evolving, including through strategic partnerships between banks, non-banking financial companies and financial technology companies. For example, a large non-banking financial company has partnered with a private sector bank to offer credit cards. A fintech startup and a small finance bank have also partnered for offering digital savings account and investment solutions. Recently, a non-banking financial company in partnership with a fintech company was issued an in-principle license to set up a small finance bank and takeover a failed cooperative bank. The Reserve Bank of India has also issued guidelines for allowing private sector entry for setting up retail payments infrastructure. The expansion of existing competitors or the entry of new competitors could increase competition for products and services. There could be greater competition for business opportunities if there is a slowdown in growth in the Indian banking sector. The establishment of account aggregators, permitted by the Reserve Bank of India, will facilitate sharing of customer data with different financial service providers from whom customers may be seeking loans or other products and may increase competition by making it easier for new entrants to onboard customers at a lower cost than traditional models.

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share or reduced profitability or both, for existing players. See also “-Risks relating to technology-The growing use of technology in banking and financial services creates additional risks of competition, reliability and security”

We face competition from non-banking finance companies that are lending in segments in which banks also have a presence, including home loans and vehicle loans. Their presence in the market may grow during periods when banks are unable to grow their advances due to challenges and stress in other businesses. There is no assurance that we will be able to effectively compete with these non-banking finance companies at all times. Further, changes in the banking sector structure due to consolidation as well as entry of new competitors may lead to volatility and new challenges and may increase pressure on banks to remain competitive.

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

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the U.S. dollar. During the nine months ended December 31, 2018, India’s current account deficit increased to 2.6% of gross domestic product primarily due to an increase in global crude oil prices. The rupee depreciated by 14.2% against the U.S. dollar between April 1, 2018 to October 9, 2018. The exchange rate subsequently appreciated by 7.0% between October 9, 2018 and March 31, 2019. In fiscal 2020, following the spread of Covid-19 pandemic across countries, there was significant outflow of foreign investments from Indian equity and debt markets during the three months ended March 31, 2020, and the U.S. dollar-rupee exchange rate was impacted with the rupee depreciating by 5.6% during the quarter. In fiscal 2021, the exchange rate appreciated as oil prices declined due to weak demand conditions. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

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

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past, most recently in 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. More recently, the Government of India announced the amalgamation of 10 public sector banks into four larger banks from April 1, 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our subsidiaries in India may also undertake mergers, acquisitions and takeovers in India or internationally. Our general insurance subsidiary, ICICI Lombard General Insurance, has received in-principle approval from the Insurance Regulatory Development Authority of India for a merger, and on completion of the transaction, the Bank’s shareholding in ICICI Lombard General Insurance will go down to less than 50.0%. The final approval from the Insurance Regulatory Development Authority of India is awaited, and there can be no assurance of when the merger will become effective, or that the anticipated benefits will accrue. Mergers and acquisitions by our subsidiaries could lead to reduction in our shareholding in such subsidiaries (including to below majority ownership in certain subsidiaries), and under applicable law that may require us to reduce our shareholding to 30.0% or less, unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions including divestment to the required level of 30.0% within a specified timeframe. The Bank has been granted time until September 2023 to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949. Any future acquisitions or mergers or takeovers, whether by us or our subsidiaries, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, quality of business and business operations, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business or that of our subsidiaries.

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

We are regularly assessed by the Government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 83.6 billion in additional taxes in excess of our provisions at March 31, 2021. These additional tax demands mainly relate to income tax, service tax, sales tax and value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. The amount of Rs. 83.6 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 53.6 billion, of which Rs. 29.4 billion mainly relates to bad debts written off, broken period interest and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court of India decisions in other similar cases, and Rs. 23.3 billion relating to error requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. During fiscal 2019, the tax authorities had issued notices to banks, including us, regarding levy of service tax on free services provided by banks to customers maintaining specified minimum balances in their deposit accounts. The banking industry has contested this notice.

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

There could be a difference in the assessment of our indirect tax liability which may lead to additional demand being raised subsequently by tax authorities. For instance, the service tax authorities, in earlier years, had raised a demand on trusts for certain funds managed by ICICI Venture, including in relation to the amounts retained by the trusts for incurring various expenses, distribution of carry income and provisions for certain expenses/losses. The trusts were in litigation on this matter at the Appellate Tribunal level. On July 1, 2021, the Appellate Tribunal has passed a judgement upholding the liability towards service tax on certain items. We are considering legal remedies in this matter.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

We and our group companies, or our or their directors or officers, are often involved in litigations (civil and criminal) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. In certain instances, present and former employees have instituted legal and other proceedings against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. Whenever we consider it appropriate and the legal or regulatory guidelines so permit, we may seek to settle or compound legal or regulatory proceedings through consensual process with the concerned claimant or regulator, which may entail monetary payment or receipt or agreeing to non-monetary terms. The non-monetary terms may include suspension or cessation of business activities for a specified period; change in key management personnel or restrictions being placed on key management personnel; disgorgement; implementation of enhanced policies and procedures to prevent future violations; appointing or engaging an independent consultant to review internal policies, processes and procedures; providing enhanced training and education; and/or submitting to enhanced internal audit, concurrent audit or reporting requirements. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in, or the outcomes of any of the litigation or other proceedings or of any settlement or compounding of legal or regulatory proceedings in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

Our exposure to the securities of asset reconstruction companies could generally affect our business, financial condition and results of operations.

We also have investments in security receipts arising from the sale of non-performing assets by us to reconstruction companies registered with the Reserve Bank of India. At March 31, 2021, the Bank had an outstanding net investment of Rs. 17.3 billion in security receipts issued by asset reconstruction companies. See also “Business—Classification of Loans”. In September 2016, the Reserve Bank of India issued a framework for sale of stressed assets. As per this framework, with effect from April 1, 2017, provisions held for investment in security receipts is subject to a floor rate applicable to the underlying loans (the provisions the bank would have had to make if the loans had continued to be held in its books), if more than 50% of the security receipts are held by the bank that sold the loans. The threshold of 50% was reduced to 10% from April 1, 2018 as per the framework. Further, the framework requires banks to maintain an internal list of stressed assets identified for sale and review assets classified as ‘doubtful’ above a threshold amount on a periodic basis with a view to consider a sale or other disposition. There can be no assurance that reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations. In the Union Budget for fiscal 2022, the Finance Minister announced the creation of a National Asset Reconstruction Company through equity participation by banks and financial institutions.

We have expanded our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India increased from 4,874 branches at March 31, 2019 to 5,266 branches at March 31, 2021. We plan to leverage our extensive geographical reach to support growth in our business. Our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

We depend on the knowledge and skills of our senior management. Any inability to attract them and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

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

Several of our employees were impacted by the Covid-19 pandemic. Such health epidemics or natural disasters in the future could impact our employees, including the senior management. There can be no assurance that this would not impact our ability to manage or conduct our business or the price of our equity shares and ADSs.

Risks relating to technology

The growing use of technology in banking and financial services creates additional risks of competition, reliability and security.

Our business and our operations are heavily dependent upon our ability to offer digital products and services and process large volumes of transactions. This has increased our reliance on technology in recent years. We have developed capabilities for offering digital banking solutions such as payment solutions, instant savings accounts, instant term deposits and instant credit products such as personal loans, business loans, home loans including top up, auto loans, two-wheeler loans, overdraft facilities and credit cards that are accessible entirely through our digital channels. We also partner with technology companies, ecommerce players, platforms with large customer bases and transaction volumes, and fintechs to co-create digital products and solutions, acquire new customers and expand our reach. See also “Business-Technology”. Our use of technologies like artificial intelligence and machine learning and blockchain has increased significantly. Technology innovations in financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. The emergence of new platforms, or new operating models or new types of banks or other entities offering digital banking solutions, are trends that could increase competitive pressures on banks, including us. There is no assurance that we will be able to continue to respond promptly to new technological developments, and be in a position to participate in new market opportunities or dedicate resources to upgrade our systems and compete with new players entering the market. See also “-Risks relating to our business- Our industry is very competitive and our strategy depends on our ability to compete effectively”.

Our businesses rely on our secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks and in the computer and data management systems and networks of third parties. We are exposed to cyber-security risks including ransomware hacks and other information technology risks. Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. See also “-Risks relating to our business-We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

The growing demand for digital banking services, accelerated in part due to the Covid-19 pandemic, has substantially increased the volume of transactions for the banking system, including us. This has required banks to enhance their focus on the availability and scalability of their systems in the context of growing customer dependence on digital transactions and increasing volumes of such transactions and may require additional investments. Any disruption in service delivery could impact our business, our financial position and our reputation, and also lead to regulatory action including imposing restrictions on business.

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

System failures or system downtime could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system downtime or failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “-Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Our business may be adversely affected by computer, internet and telecommunications fraud.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other frauds, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing and other dishonest acts. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our branch network expansion, our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “Operating and Financial Review and Prospects—Provisions and Contingencies (excluding provision for tax)—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”.

Risks relating to our insurance subsidiaries

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs.

At March 31, 2021, we owned 51.4% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company, and 51.9% of the equity shares of our general insurance subsidiary, ICICI Lombard General Insurance Company.

Although our insurance businesses are profitable and we currently do not anticipate they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Risks relating to our insurance subsidiaries—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”. Our insurance subsidiaries may also explore mergers and acquisitions which may lead to issuance of equity shares. Issuance of additional equity shares for these or other reasons would reduce our shareholding, unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. In November 2020, RBI released the report of the Internal Working Group to review the extant ownership and corporate structure guidelines for Indian private sector banks and sought feedback on the recommendations by January 15, 2021. The outcome of this report may result in changes to our group structure, the nature and impact of which we cannot currently predict, including a potential impact on our investment in our insurance subsidiaries. Any reduction in our shareholding in our insurance subsidiaries to below majority ownership would (including if arising on account of mergers and acquisitions), under applicable law, require us to reduce our shareholding to 30.0% or less, subject to regulatory and governmental approval to maintain a higher level of shareholding. Our general insurance subsidiary, ICICI Lombard General Insurance Company has received an in-principle approval from the Insurance Regulatory Development Authority of India for a merger, and following the completion of the transaction, the Bank’s shareholding in the subsidiary is likely to decline below 50%. The Bank has been granted time until September 2023 to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949. There is no assurance that we will be able to undertake further monetization of our investments in our subsidiaries, through public offering or otherwise, or of the level of valuation of the subsidiaries at which such monetization may take place.

Any additional capital requirements of our insurance subsidiaries, restrictions on our ability to capitalize them and a requirement that we reduce our shareholding substantially could adversely impact their growth, our future capital adequacy, our financial performance and the prices of their equity shares and our equity shares and ADSs. See also “Business—Overview of Our Products and Services—Insurance” and “—Risks relating to our insurance subsidiaries—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in to question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy, i.e., from the date of issuance of the policy, commencement of risk, revival of the policy or the rider to the policy, whichever is later. The growth of our life insurance subsidiary was relatively lower than some of its key competitors since fiscal 2019. Our life insurance subsidiary’s strategy emphasizes unit-linked, pure protection and annuity products. The demand for unit-linked products may be influenced by any volatility or downturn in capital markets. Further, our life insurance subsidiary is primarily focused on growth in the value of new business, as a key profitability metric. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. The growth of the life insurance subsidiary’s business is thus significantly dependent on the Bank’s distribution strategy with respect to banking products and third party products. There can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

ICICI Lombard General Insurance Company’s gross direct premium income was Rs. 140.0 billion in fiscal 2021, a growth of 5.2% compared to fiscal 2020. ICICI Lombard General Insurance Company’s growth and profitability depend on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the Government of India of certain insurance schemes, regulatory changes, and market movements. There can be no assurance of the future rates of growth in the insurance business. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

Further, the Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, the impact of the Covid-19 pandemic, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “-Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

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

While our life insurance subsidiary monitors its experience and assumptions, events such as the Covid-19 pandemic are not anticipated in setting life insurance reserves. Higher claims due to the pandemic would have an adverse impact on the earnings and net worth of the subsidiary.

Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance subsidiary establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. The estimation of the loss reserves relies on several key actuarial steps and assumptions, for example, selection of the actuarial methods by line of business, groupings of similar product lines and determination of underlying actuarial assumptions like expected loss ratios, loss development factors, and loss cost trend factors. Such estimates are made on both a case-by-case basis of claims that have been reported but not settled, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary. Such adverse effect may also impact the valuation of our general insurance subsidiary by existing or potential investors, and the valuation at which any future monetization of our shareholding in the general insurance subsidiary may take place, if at all. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance subsidiaries could be materially adversely affected by the occurrence of a catastrophe.

Portions of our general insurance subsidiary’s business may cover losses from unpredictable events such as hurricanes, windstorms, epidemics, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism, and epidemics or pandemics such as the Covid-19 pandemic. The incidence and severity of these catastrophes in any given period are inherently unpredictable. Although reserves are established after an assessment of potential losses relating to catastrophes covered, there is no assurance that such reserves would be sufficient to pay for all related claims.

In addition, our life insurance subsidiary’s operations are also exposed to claims arising out of catastrophes and epidemics or pandemics, such as the Covid-19 pandemic, due to increased mortality and morbidity claims of affected customers. In the second wave of the Covid-19 pandemic, the number of new cases and resultant mortality has been higher compared to the initial wave of the pandemic in 2020, and has resulted in a significant increase in claims on life insurance companies, including our life insurance subsidiary. In addition, catastrophes could result in losses in the investment portfolios of our life insurance subsidiary due to, among other reasons, the failure of its counterparties to perform their obligations or significant volatility or disruption in the financial markets.

Our general insurance subsidiary’s operations are exposed to claims relating to catastrophes and epidemics or pandemics. Following the second wave of the Covid-19 pandemic in India, the number of health insurance claims of our subsidiary reported during the three months ended June 30, 2021 was almost similar to the total number of claims in fiscal 2021. Our general insurance subsidiary also experienced longer periods of claim intimations during the second wave. Continuing higher claims related to Covid-19 may adversely impact the profitability of our general insurance subsidiary.

Although our subsidiaries monitor their overall exposure to catastrophes and epidemics and other unpredictable events in each geographic region and determine their underwriting limits related to insurance coverage for losses from such events, the subsidiaries generally seek to reduce their exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes and epidemics or pandemics may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or results of operations.

Risks Relating to ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. The ceiling on voting rights for holders of equity shares is 26.0% of the total voting rights of a Bank. See also “Business—Shareholding Structure and Relationship with the Government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

In fiscal 2008, we concluded a capital-raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion. In August 2020, we raised Rs. 150.00 billion (US$ 2.0 billion) of equity capital through a Qualified Institutions Placement. We may in the future conduct additional equity offerings to fund the growth of our business. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. We constantly evaluate different financing options and any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

You may be unable to exercise pre-emptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. United States investors in ADSs may be unable to exercise these pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at such time. To the extent that investors in ADSs are unable to exercise pre-emptive rights, their proportional ownership interests in us would be reduced.

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

The depositary facility pursuant to which the ADSs are issued may be amended. Such amendment could include changes in the size of the ADS program. Any such amendment could adversely affect the market price and liquidity of our equity shares and ADSs or adversely affect the ability to trade the ADSs.

Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the prices of our equity shares and ADSs.

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At March 31, 2021, the Life Insurance Corporation of India held 6.5% and the General Insurance Corporation of India and other government-owned general insurance companies held 0.8% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 26.0%. Deutsche Bank Trust Company Americas held 21.5% of our equity shares at March 31, 2021 and must vote these shares as directed by our Board of Directors. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Following the outbreak of the Covid-19 pandemic in early 2020, the benchmark S&P BSE Sensex declined sharply during the three months ended March 31, 2020 by 28.6%, from 41,254 level at December 31, 2019 to 29,468 at March 31, 2020. During this period, several listed securities were impacted, including us. The index has subsequently recovered and at June 30, 2021, the S&P BSE Sensex closed at 52,483. In the past as well volatility in the Indian stock markets have created temporary concerns regarding our exposure to the equity markets. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

In fiscal 2021, the Reserve Bank of India directed that banks shall not make any further dividend payouts from the profit pertaining to fiscal 2020 in order to conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by the Covid-19 pandemic. Accordingly, we have not declared any dividend for fiscal 2020. We cannot guarantee that we will not be subject to similar restrictions in the future.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by ADSs are currently listed on the BSE Limited and the National Stock Exchange of India Limited. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See also “—Risks Relating to ADSs and Equity Shares —Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

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

Investors who purchase ADSs are required to pay for ADSs in U.S. dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into U.S. dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “—Risks Relating to ADSs and Equity Shares—Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Rates”.

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

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, and private equity products and services through our specialized subsidiaries. Our consolidated total assets at year-end fiscal 2021 were Rs. 15,738.1 billion. Our consolidated capital and reserves and surplus at year-end fiscal 2021 were Rs. 1,575.9 billion and our consolidated net profit (after minority interest) for fiscal 2021 was Rs. 183.8 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 5,266 branches and 14,136 ATMs in India at year-end fiscal 2021.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, including deposit, wealth management and remittance products and services, Indian businesses in international markets and select multi-national corporations, with a focus on trade finance and commercial banking products; and mortgage products in our Canada subsidiary. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and to local corporations. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. At year-end fiscal 2021, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States, South Africa and Bahrain. We have representative offices in the United Arab Emirates, Bangladesh, Nepal, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. During fiscal 2021, we closed down our branch in Sri Lanka. See also “Risk factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We aim to take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in bonds of non-India financial institutions, government treasuries and asset-backed securities.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers.

ICICI Prudential Life Insurance Company is a large private sector life insurance company in India, with a market share of 7.2% based on new business written (on retail weighted received premium basis) during fiscal 2021 according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited, following the sale of 12.63% of the shares of the company, which were held by ICICI Bank through an offer for sale in an initial public offering.

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

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2021, with a market share of 7.0% on a gross direct premium income basis according to the Insurance Regulatory Development Authority of India. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. During fiscal 2021, the Board of ICICI Lombard General Insurance Company approved merger of the general insurance business of Bharti AXA General Insurance Company Limited with effect from April 1, 2020. As a consideration of merger, ICICI Lombard General Insurance Company will issue fresh equity shares to shareholders of Bharti AXA General Insurance Company Limited resulting in ICICI Lombard General Insurance Company Limited ceasing to be a subsidiary of the Bank. The merger is subject to statutory approvals. As per the Banking Regulation Act, 1949, as amended, a bank can hold either less than 30.0% or more than 50.0% in a company. On completion of the transaction of ICICI Lombard General Insurance Company, the Bank’s shareholding in the subsidiary is likely to go below 50%. The Bank has been granted time till September 2023 to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was a leading mutual fund in India in terms of average funds under management for the three months ended March 31, 2020 according to the Association of Mutual Funds in India.

We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, an online securities broking platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in securities broking or broker-dealer services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited through an offer for sale in an initial public offering. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in April 2018. In fiscal 2021, we sold 4.21% shareholding in ICICI Securities to meet the minimum public shareholding requirement of 25% as required by the applicable regulations.

Our private equity fund management subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund, India Infradebt Limited, structured as a non-banking finance company (for infrastructure debt fund business) in which ICICI Bank had a shareholding of 42.3% at March 31, 2021.

Our legal name is ICICI Bank Limited, but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 3366 7777 and our website address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akshay Chaturvedi, Country Head, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2021, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	6.0	412,469,398

Other government-controlled institutions, insurance companies, reinsurers, mutual funds, corporations and banks	1.0	71,394,369
Total government-controlled shareholders	7.0	483,863,767
Other Indian investors:
Individual domestic investors(1),(2)	6.1	423,502,915
SBI Mutual Fund	3.7	254,147,932
ICICI Prudential Mutual Fund	2.7	184,765,502
HDFC Mutual Fund	2.2	148,831,950
Kotak Mutual Fund	1.5	106,847,827
Nippon India Mutual Fund	1.4	94,398,214
Aditya Birla Sun Life Mutual Fund	1.4	93,671,365
UTI Mutual Fund	1.3	87,207,598
Mirae Mutual Fund	1.1	79,252,927
National Pension Scheme Trust	1.7	119,468,727
Other mutual funds and banks (other than government-controlled mutual funds and banks)	5.9	410,168,735
Other Indian insurance companies, corporations and others	4.4	307,435,200
Investor education protection fund	0.1	6,929,216
Total other Indian investors	33.5	2,316,628,108
Total Indian investors	40.5	2,800,491,875
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	21.5	1,491,130,345
Dodge and Cox International Stock Fund	2.6	176,867,176
Government of Singapore	2.3	161,686,651
Europacific Growth Fund	1.1	78,749,478
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	32.0	2,216,111,832
Total foreign investors	59.5	4,124,545,482
Total	100.0%	6,925,037,357

_________

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.02% of ICICI Bank’s equity shares at June 30, 2021.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 7.0% at June 30, 2021 against 11.1% at June 30, 2020 and 10.6 % at June 30, 2019. The holding of Life Insurance Corporation of India was 6.0% at June 30, 2021 against 8.3% at June 30, 2020 and 7.9% at June 30, 2019.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. The government of India has appointed one representative to our Board. We have generally invited a representative of Life Insurance Corporation of India to join our Board. At present, there is no representative of Life Insurance Corporation of India on our Board. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 33.5% at June 30, 2021 against 35.2% at June 30, 2020 and 32.3% at June 30, 2019. The total holding of Indian investors was 40.5% at June 30, 2021 against 46.3% at June 30, 2020 and 42.9% at June 30, 2019. The holding of foreign investors was 59.5% at June 30, 2021 against 53.7% at June 30, 2020 and 57.1% at June 30, 2019. See also “Supervision and Regulation—Ownership Restrictions”. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has notified a ceiling of 26.0% on the voting rights of a single shareholder in a banking company. Deutsche Bank Trust Company Americas holds the equity shares represented by about 746 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares (ADS). The ADS are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas (as depositary) which held 21.5% of our equity shares at June 30, 2021, must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”.

Strategy

In view of the Covid-19 pandemic and elevated levels of uncertainties and risks in the operating environment during fiscal 2021, we focused on maintaining a resilient balance sheet and maintaining strong capital levels. We maintained our strategic focus on profitable growth in business within the guardrails of risk and compliance. We continued to grow our credit portfolio with a focus on granularity and enhancing the customer experience across all our products and services. We continued to see healthy growth across our retail portfolio. We made progress in improving the corporate portfolio mix by lending to higher rated well-established corporates. Our provisioning coverage ratio on non-performing loans increased in fiscal 2021 and we made additional Covid-19 related provisions that are intended to mitigate any stress that could emerge due to the pandemic. We also raised equity capital and further strengthened our capital position with capital adequacy ratios significantly above regulatory requirements as of March 31, 2021.

Going forward, we will continue with our strategic focus on growing the core operating profit (profit excluding income from treasury-related activities (net) and before provision and contingencies (excluding provision for tax), and provision for income tax) in a risk calibrated and granular manner. We aim to create holistic value propositions for our customers through our 360-degree customer-centric approach and capturing opportunities across customer ecosystems. This is supported by strengthening internal synergies, building partnerships and decongesting processes. Cross-functional teams have been created to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We have also reduced the layers of management in our organization structure and empowered teams at the local level to create flexibility and agility in capturing business opportunities. This is intended to improve our ability to connect with customers and respond to their needs.

Technology is integral to our business strategy. Our comprehensive digital platform, ICICI STACK, enables us to create digital journeys and offer personalized and customized solutions to our customers to suit their life-stage and business needs. We have partnered with technology companies and platforms to leverage opportunities for growth and enhancing service delivery and customer experience. We also leverage technology and analytics for deeper insights into customer needs and behavior. We will continue to invest in technology to enhance our offerings to customers as well as the scalability, flexibility and resilience of our technology architecture.

We aim to be the trusted financial services provider of choice for our customers and deliver products and services that create value. We are focused on the twin principles of “One Bank, One RoE” emphasizing the goal of maximizing our share of the target market across all products and services, and “Fair to Bank, Fair to Customer” emphasizing the goal of delivering fair value to customers, while creating value for shareholders. These general principles guide our operations. We seek to sell products and offer services which meet societal needs and are in the interest of our customers.

A second wave of the Covid-19 pandemic in March-April 2021, where the number of new cases increased significantly across India in both urban and rural areas, resulted in re-imposition of localised/ regional lock-down measures in various parts of the country. This has resulted in uncertainties and risks in the operating environment continuing into fiscal 2022. We will remain focused on ensuring a resilient balance sheet and maintaining strong capital levels. We will focus on maintaining and further enhancing our deposit franchise, closely monitoring credit trends and growing our business in identified areas in a risk-calibrated manner. Our long-term strategic approach of maximizing our core operating profit within the guardrails of compliance and risks will continue. We will continue our focus on re-engineering business processes and enhancing customer convenience by leveraging technology. We will focus on creating sustainable value for all our stakeholders. See “Risk Factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

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

Transaction Banking for Retail Customers

Our transaction banking operations for retail customers consist of retail lending and deposits, credit, debit and prepaid cards, depositary share accounts, distribution of third party investment and insurance products, other fee-based products and services, and the issuance of unsecured redeemable bonds.

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

Our strategy focuses on leveraging the branch network, digital channels, partnerships and presence in various ecosystems to expand our customer base. Our suite of products and services for retail customers includes savings, investment, credit and protection products, along with convenient payment and transaction banking services. Our retail portfolio consists largely of secured lending, with growth based on proprietary data and analytics in addition to credit bureau checks, and is intended to be well-priced in relation to the risk. Our deposit franchise enables us to offer competitive pricing to selected customer segments. We also leverage our existing customer database for sourcing key retail asset products through cross-sell and up-sell. Our underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, affluence markers, credit bureau data and demographics. We utilize multiple data points including liability and asset relationships, transaction behavior and bureau behavior along with proprietary machine learning and statistical models for making credit decisions.

Our retail portfolio increased from Rs. 4,506.1 billion constituting 60.9% of gross loans at year-end fiscal 2020 to Rs. 5,430.8 billion constituting 65.9% of gross loans at year-end fiscal 2021. Our secured retail portfolio constitutes 84.3% of the total retail portfolio with growth driven by categories such as mortgages, business banking loans and loans to rural segments. Our unsecured retail products portfolio grew by 15.0% in fiscal 2021 with growth driven by personal loans and credit cards, and constitutes 15.7% of our gross retail finance portfolio and 10.4% of our total gross loans.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2019		2020		2021		2021	2021
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	2,091.9	Rs.	2,344.2	Rs.	2,806.2	51.7%	US$	38,368
Automobile loans		318.8		326.3		371.1	6.8		5,074
Commercial business loans(1)		227.2		250.6		277.2	5.1		3,790
Business banking(2)		161.7		222.5		307.1	5.7		4,199
Others(3),(4)		582.6		620.4		815.5	15.0		11,149
Total secured retail finance portfolio		3,382.2		3,764.0		4,577.1	84.3%		62,580
Personal loans		314.6		457.9		506.1	9.3		6,920
Credit card receivables		127.3		163.8		183.3	3.4		2,506
Business banking(2)		74.9		79.3		106.4	2.0		1,455
Others(5)		38.9		41.1		57.9	1.0		791
Total unsecured retail finance portfolio		555.7		742.1		853.7	15.7%		11,672
Total retail finance portfolio	Rs.	3,937.9	Rs.	4,506.1	Rs.	5,430.8	100.0%	US$	74,252

______________

(1)	Includes commercial vehicles and commercial equipment

(2)	Includes dealer financing and small ticket loans to small businesses.

(3)	Includes loans against jewelry amounting to Rs. 239.0 billion, loans under Kisan Credit Card of Rs. 226.0 billion and other rural loans.

(4)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 67.8 billion at fiscal year ended March 31, 2021.

(5)	Includes rural loans.

Home loans

Our home loan portfolio includes loans for both purchase and construction of homes as well as loans against property. We also offer instant top-up on home loans to existing home loan customers. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The Reserve Bank of India has capped the loan-to-value ratio at 90% for home loans of less than Rs. 3.0 million, and at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million. Loans above Rs. 7.5 million can have a maximum loan-to-value ratio of 75.0%. The initial repayment term of home loans is 15 to 20 years with payments in the form of equated monthly installments. The credit process includes cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined at the Bank.

We have undertaken a number of initiatives intended to offer a convenient and frictionless experience to customers by digitising the entire underwriting process, with instant loan approvals. Our online applications such as Trackmyloan and i-home loans offer an interactive experience to customers and include features such as calculator for checking loan eligibility, tracking platform for customers showcasing loan journey and video know your customer (KYC) among others. With instant processes like Express Home Loans, the entire loan sanction process is facilitated in just five simple steps and in a few minutes for eligible customers. We follow robust credit appraisal processes for loan-against-property. The average ticket size of the loan-against-property portfolio is lower compared to overall home loan portfolio and the loan-to-values are conservative. Lending is based on cash flows of business/individuals and not just the value of the collateral. We also provide loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. The loan amount under this segment is generally up to Rs. 3.0 million.

Our home loan portfolio primarily comprises floating rate loans, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the interest reset date at periodic intervals. Following the Reserve Bank of India guidelines on linking all new floating rate retail loans to an external benchmark from October 1, 2019, we shifted from using an internal benchmark-linked marginal cost of funds based lending rate to an external benchmark, the repo rate, for all new floating rate retail loans. Any decrease in the rate of interest payable on floating rate home loans is generally implemented by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. ICICI Home Finance Company Limited has been growing its loan portfolio, primarily home and loans-against-property. The loan portfolio of ICICI Home Finance Company Limited decreased from Rs. 140.9 billion at March 31, 2020 to Rs. 137.6 billion at March 31, 2021. The total assets under management, including securitized assets, at March 31, 2021 were Rs. 169.7 billion. ICICI Home Finance Company Limited raises funds through term loans from banks (including external commercial borrowings), bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. At March 31, 2021, ICICI Home Finance Company Limited had a branch network of 142 branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. ICICI Bank Canada held total residential mortgages amounting to CAD 3,627 million (Rs. 210.5 billion) at year-end fiscal 2021 as compared to CAD 3,688 million (Rs. 195.8 billion) at year-end fiscal 2020. This includes mortgages of CAD 2,572 million (Rs. 149.2 billion) at year-end fiscal 2021 as compared to CAD 2,619 million (Rs. 139.0 billion) at year-end fiscal 2020 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 887 million (Rs. 51.5 billion) at year-end fiscal 2021 as compared to CAD 924 million (Rs. 49.1 billion) at year-end fiscal 2020 and insured mortgages of CAD 169 million (Rs. 9.8 billion) at year-end fiscal 2021 as compared to CAD 145 million (Rs. 7.8 billion) at year-end fiscal 2020.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equal monthly installments. The interest rate is based on factors such as customer relationship, car segment and tenure of loan, among others, for new automobiles and age and segment of car, tenure of loan and product variant like top-up or refinance, for used automobiles. Our automobile loans for new cars typically range from Rs. 250,000 to Rs. 5,000,000 in size with tenors in the range of 12 to 84 months and yields for new car loans ranging from 7.6%-8.25% as of March 31, 2021.

Commercial business

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equal monthly installments. Our commercial business customers include large fleet operators in the medium commercial vehicle and heavy commercial vehicle categories. Approximately 65% of our commercial business customers have a long-standing relationship with us and are well-seasoned and have seen multiple business cycles. Our commercial vehicles portfolio is largely granular, with the top 20% customers contributing approximately 3.0% of the commercial vehicles portfolio at year-end fiscal 2021.

Business banking

Our business banking customers include proprietorship firms, partnership firms and private limited companies. The average size of loans in this segment is approximately Rs. 10.0-15.0 million. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and robust monitoring. More than 95% of our business banking portfolio has collateral covering more than 100% of the outstanding value of the loan. The loans are generally secured by collateral in the form of property apart from a charge on current assets. We view business banking as a segment with high potential for growth given our historically small credit portfolio in this segment relative to other banks.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms such as InstaBIZ, Trade Online, FX Online, Eazypay, Application Programme Interface Banking Portal, CorpConnect and DigitalLite. Services offered through these platforms include current account opening, instant current account activation, payment solutions, trade finance transactions, foreign exchange transactions, payment of goods and services tax, instant overdraft facility, business loans based on revenues reported in goods and service tax returns, supply chain finance and networking solutions. Current account, the transaction bank account, is one of our major offerings to business banking customers. We also partner with web-based payment service providers to offer payment services using the Unified Payment Interface platform. We aim to improve the customer transaction experience, leading to higher current account balances and efficiency of our operations.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to our existing customers whose liability information is available for credit assessments. At year-end fiscal 2021, approximately 70%-75% of our personal loan and credit card portfolio was extension of credit to existing customers of the Bank, and approximately 85% of the portfolio comprised salaried individuals. We offer a range of instant personal loans and credit cards that are accessible entirely on the digital platform. The processing of loans is digitized end-to-end enabling instant disbursement to pre-approved customers. Approximately 75% of credit cards and 90% of personal loans (by volume) were sourced digitally during fiscal 2021. The Bank’s personal loan disbursements in fiscal 2021 were Rs. 234.5 billion, which was approximately 13.2 % of total retail loan disbursements. Our personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11% to 22%.

Our personal loans portfolio increased from Rs. 457.9 billion at year-end fiscal 2020 to Rs. 506.7 billion at year-end fiscal 2021. The number of outstanding credit cards increased from around 9.1 million at year-end fiscal 2020 to about 10.6 million at year-end fiscal 2021. Partnerships with platforms with large customer bases and transaction volumes offer unique opportunities for growth, acquiring new customers and enhancing service delivery and customer experience. We have partnered with Amazon Pay, a leading global e-commerce company and MakeMyTrip, a leading Indian online travel portal, to offer co-branded credit cards. We have seen a significant interest in Amazon Pay credit card from customers. The Amazon Pay credit card became the fastest co-branded credit card to cross the one million milestone in India within 20 months of its launch. We had about 1.6 million Amazon Pay credit cards at March 31, 2021.

Our market share by value in credit card spends on online and offline point of sale terminals increased from 12.3% in fiscal 2020 to 14.6% in fiscal 2021. Our market share in number of credit cards increased from 15.8% at year-end fiscal 2020 to 17.1% at year-end fiscal 2021. The credit card receivables portfolio increased from Rs. 163.8 billion at year-end fiscal 2020 to Rs. 183.3 billion at year-end fiscal 2021. The proportion of unsecured retail loans in the total retail portfolio was 15.8 % at year-end fiscal 2021 compared to 16.5% at year-end fiscal 2020.

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, loans against gold jewelry along with personal loans, financing against warehouse receipts, farm equipment loans and affordable housing finance and auto and two wheeler loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The rural banking portfolio was Rs. 739.0 billion at year-end fiscal 2021 compared to Rs. 582.8 billion at year-end fiscal 2020.

Our operational structure and offerings put us in a unique position to leverage opportunities in different ecosystems within the rural markets. Our rural banking operations primarily focus on six main ecosystems identified in the rural market which include agriculture, dealers, self-employed, corporates, institutions and micro-entrepreneurs.

The agriculture ecosystem includes participants such as farmers, seed producers, agri-input dealers, warehouses, agri-equipment dealers, commodity traders and agri processors. The Bank has designed different products for each player to meet their specific financial requirements so that the entire agri-value chain is well-financed. Products offered include working capital loans through the kisan credit card and gold loan products, and term loans for farm equipment, dairy livestock purchase and farm development. Our kisan credit card portfolio at year-end fiscal 2021 was Rs. 218.4 billion. See also “—Loan Portfolio—Directed Lending”.

The rural ecosystem of corporates includes manufacturing and processing units, employees, dealers and suppliers. The dealer ecosystem comprises dealers/distributors of farm equipment, white goods, and pharmaceutical manufacturers. Similarly, the self-employed ecosystem comprises of rural entrepreneurs who are engaged into trading and manufacturing activities based out of commercial and industrial areas in the rural market dealing with both agriculture and non-agriculture related products. The institutional segment comprises various institutes like schools, colleges, hospitals and government offices. We closely engage with the institutional segment to develop products and processes, including technology solutions. The micro-lending space includes women from the lower-income strata of the population, non-government organizations and other institutions working at the grass-root level in the rural economy. We have products and services that specifically cater to this segment.

We have scaled-up funding of electronic negotiable warehousing receipts, which provides an opportunity for farmers to access credit quickly and with ease. Farmers can use electronic negotiable warehousing receipts to get loans against underlying commodities. This protects the farmers from volatility and gives opportunities to avail better prices for their produce. Apart from meeting the financial requirements for business purposes, we also offer products to meet the personal requirements of customers in the rural ecosystem.

We have adopted a community banking approach with emphasis on personal relationships with customers. Our operational structure enables us to meet the holistic financial needs of the customers in the villages at their doorstep. Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at year-end fiscal 2021, we had a network of 5,266 branches, of which 51.0% were in rural and semi-urban areas with 649 branches in villages that were previously unbanked. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”. At year-end fiscal 2021, more than 4,000 customer service points were enabled through our business correspondent network.

Our mobile app for rural customers, “Mera iMobile”, has been developed in 11 regional languages, with 135 services, in which multiple functionalities work without internet access. We have also developed a mobile application that enables our employees to capture and submit loan applications from the applicant’s doorstep and also gives indicative eligibility and deviations on product lending norms. This effectively shortens the turnaround time and the cost to service new loan applications.

The spread of the second wave of the Covid-19 pandemic in the rural areas may impact our borrowers and result in an increase in non-performing loans. See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector —We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.”

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products with special features targeted at specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2021, we had a debit card base of approximately 39 million cards compared to 46 million cards at year-end fiscal 2020. The decline was due to closure of dormant and inactive accounts during fiscal 2021.

We continuously focus on increasing our current and savings account deposits on a daily average balance basis and retail term deposit base. Our endeavor is to maintain a healthy and stable funding profile and our competitive advantage in cost of funds. We extensively leverage data analytics and market intelligence to create strategies and unique value propositions across market segments.

Digital onboarding of customers for opening accounts, processing service requests without human intervention, using cognitive tools for check clearing and encouraging paperless customer communication are some of our key areas of focus. We offer real-time account opening and activation to savings account customers through enhanced system-driven validations. In fiscal 2021, we launched a facility that enables individual customers to complete their ‘Know-Your-Customer’ process, which is required to open a new relationship with the Bank, through video interaction. We explore opportunities around ecosystems to provide a wide range of products and services based on the lifecycle needs of customers. We have been expanding our offerings through mobile phones, including mobile banking applications for account access and various other transactions and services. Our mobile banking platform for individual customers, iMobile Pay, and our retail internet banking platform offers customers the facility of checking account balances, instantly opening fixed and recurring deposits and transferring funds among others. 56% of fixed deposits by volume were sourced digitally in fiscal 2021.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation —Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”. For details on Covid-19-related impact, see “Risk factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

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

Commercial Banking for Small and Medium Enterprises

Our small and medium enterprise portfolio consists of enterprises with a turnover of up to Rs. 2.5 billion. We offer a wide spectrum of banking products and solutions to small and medium enterprises to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. We offer digital solutions for on-boarding, payments and collections, lending and cross-border transactions. We focus on providing parameterised and programme-based lending for small and medium enterprises, which is granular and well-collateralised.

Following the Covid-19 pandemic, we have provided financial assistance to clients based on various Government of India schemes, which includes providing moratorium on loan repayment and emergency credit lines to eligible small and medium enterprise customers. We had disbursed about Rs. 140.0 billion to our retail and micro, small and medium enterprises customers under the Government of India’s Emergency Credit Line Guarantee Scheme until year-end fiscal 2021. We were able to leverage on our growing digital capabilities during this period by providing contactless solutions like digital current account opening, online electronic franking and digital signature based document execution called Eazysign.

Supply chain financing is an integral part of the small and medium enterprise business and a focus area towards deepening the Bank’s coverage of the corporate ecosystem. CorpConnect and DigitalLite enable corporates to seamlessly manage the supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. Using these platforms, we are able to set up credit limits and offer credit sanction to corporate’s dealers and vendors within a few hours even if they are not customers of the Bank. We have strengthened our risk management practices in managing our small and medium enterprise portfolio, with a view to enhancing the portfolio quality by reducing concentration risks and increasing focus towards granular and collateralized-lending based growth. Our robust portfolio monitoring framework is able to proactively analyse and detect stressed cases which enables us to take early action and ensure healthy portfolio quality. We have further strengthened our underwriting process by integrating various digital tools like bank statement analyser, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis into one single ecosystem called “Infinity”. A combination of qualitative and quantitative assessment tools are utilized to arrive at the final decision.

Commercial Banking for Corporate Customers

We provide a range of transaction and investment banking products and services to India’s leading corporations and middle market companies. Our product suite includes working capital and term loan products, fee and commission-based products and services, deposits and foreign exchange and derivatives products. Our Wholesale Banking Group has a customer franchise which includes large private sector companies, financial institutions and banks, public sector undertakings and government departments/entities. The strategy of engaging with corporate clients is based on a 360-degree approach by offering a comprehensive suite of banking products to the corporate and its employees, entire network of dealers and vendors and all other stakeholders. In the last few years, the group has established relationships with multinational companies operating in India, new age services companies and financial sponsors, including private equity funds and their investee companies. For meeting the foreign exchange and treasury requirements, the Wholesale Banking Group is supported by dedicated groups focused on transaction banking and markets, offering comprehensive and technologically advanced products and services, including lending products, trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. We recently launched ‘ICICI STACK for Corporates’ to offer customized digital solutions to large corporates and their employees, promoters, directors and signatories and network of vendors and dealers. Transaction banking is an important value proposition for corporates for the day-to-day functioning of their businesses which includes account services, payment and collection services, domestic and cross border trade finance, working capital finance and supply chain finance. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. In addition to leveraging the physical branch network, we have expanded our capabilities for providing transaction banking services to our customers from 114 locations as of year-end fiscal 2020 to 183 locations at year-end fiscal 2021. This has also involved co-location of skilled transaction banking teams to branches. Many of these expanded branch capabilities are in the factory/township premises of certain large conglomerates in the country. The products and services are also delivered through our Corporate Internet Banking platform and also through our mobile application InstaBIZ. We see significant growth in the use of these digital platforms going forward.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross-border acquisition financing) and working capital financing. For further details on our loan portfolio, see “—Loan Portfolio—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

Although project financing has historically constituted a significant portion of our loan portfolio, we have adopted a cautious and selective approach to project financing, as well as structured finance and cross-border acquisition financing. In the last few years, the Bank has refined and strengthened its framework for managing concentration risk. The Bank’s Enterprise Risk Management and Risk Appetite Framework articulates the risk appetite and drills down the same into a limit framework for various risk categories. Limits have been set up for borrower group based on turnover and track record. Further, the Bank has pursued a strategy of building a granular and diversified portfolio and lending to better rated corporates.

Our project finance portfolio consists principally of medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest on the fixed assets of the borrower although some of our financing is also extended on an unsecured basis. Our working capital financing consists mainly of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. We also use technology extensively for credit underwriting and assessment. The online application for credit assessment of corporate clients with turnover between Rs. 2.50 billion and Rs. 7.50 billion was scaled up during fiscal 2021. Apart from quick onboarding, this enables objective and comprehensive risk assessment of clients, based on multiple qualitative and quantitative parameters. Since 2016, the Bank has focused on reducing its non-fund based exposure and growing its fund-based exposure, even as all types of exposures are considered for credit assessment and limit set up. The Bank’s outstanding amount of letters of credit and bank guarantees has declined over the last five years from 34% of total advances at March 31, 2016 to 18% at March 31, 2021.

The Indian corporate sector experienced several challenges from fiscal 2012, which led to lower than projected cash flows for the corporates and the progress in reducing leverage in the corporate sector remained slow. Further, from fiscal 2016, the Reserve Bank of India initiated several measures to accelerate recognition and increase provisioning towards stressed accounts in the corporate sector. As a result, there was a significant increase in the level of additions to non-performing loans, including slippages from restructured loans into non- performing status for the banking sector, including us, from fiscal 2016. In fiscal 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing during the year. In fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers was required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. However, this Reserve Bank of India framework was struck down as ultra vires by the Supreme Court. Subsequently, on June 7, 2019, the Reserve Bank of India issued a revised framework on resolution of stressed assets by which the banks are required to implement the resolution plan within 180 days from the end of the “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. See also “Supervision and Regulation”. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated in the framework through both legislation and judicial decisions. If resolution of one or more of these borrowers is not achieved and they go into liquidation, the realization from the collateral may come down. In June 2020, the Government of India suspended the initiation of fresh insolvency proceedings for any default arising during the period of one year beginning from March 25, 2020. This suspension for filing new applications of insolvency resolution process ended on March 24, 2021. A few large accounts referred under the Insolvency and Bankruptcy Code have been resolved in the last three years. However, challenges continue for the corporate sector following the Covid-19 pandemic leading to slowdown in economic activities and a weak operating environment.

Over the last few years, we have adopted a cautious approach in incremental lending by focusing on lending to higher rated corporates and adopting a revised framework for management of concentration risk. We believe that the significant improvement in our deposit franchise and funding costs in the last five years enables us to pursue lending to higher rated corporates profitably. We continue to focus on financing opportunities in the corporate sector based on appropriate risk assessment and pricing. For more details on our credit risk procedures, see “—Risk Management—Credit Risk”. See also “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects—Executive Summary—Business environment—Trends in fiscal 2020”.

For more details on the impact of Covid-19 pandemic on our borrowers and related impact on us, see “Risk Factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

Fee and Commission-Based Activities

We generate fee income through our lending, transaction banking, syndication and foreign exchange related solutions provided to our corporate customers. We also offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits and standby letters of credit (called guarantees in India).

We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. Our services include account related services, payment and collection services, domestic and cross border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. By integrating the Bank’s system with the corporates’ Enterprise Resource Planning, the customers are able to process their collection and payments digitally, including seamless reconciliation and accounting. Advancements in technology have enabled us to reimagine various customer journeys and create industry-specific solutions. These solutions not only digitize and simplify processes, but also help customers to digitize their entire ecosystem which includes their vendors, partners and customers. Some of the solutions include an application for software exporters and a platform to digitize procurement through e-tendering. The e-tendering solution is aiding over 4,000 enterprises to seamlessly integrate their complex procurement workflows. We have also developed specific solutions for commodity board ecosystems through the Digi-Commodity platform. This platform enables digital collection of auction proceeds and automatic reconciliation of outstanding invoices, all the while allowing for deal-wise settlement across multiple stakeholders. More than 8,000 stakeholders are regularly using this platform.

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

At year-end fiscal 2021, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 4,736.6 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

We also provide financial services to other institutions, including educational institutions, hospitals and cooperative societies, among others and offer a range of technology driven collections and payment solutions.

Commercial Banking for International Customers

Our international franchise focusses on four strategic pillars, namely (a) the non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising both foreign multinational companies investing in India and Indian multinational companies branching out for their foreign currency and other India related requirements and also Global In-house Centres, which are back-offices of multinational companies; (c) trade ecosystem, comprising primarily India-linked trade transactions which are self-liquidating in nature; and (d) funds ecosystem, to capture fund flows into India through the Foreign Portfolio Investment and Foreign Direct Investment routes. In addition to this, we continue to reduce non-India linked exposures in a planned manner. Further, our overseas banking subsidiaries continues to serve local markets selectively with a focus on risk mitigation and granularity of business.

Many of the products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•	Remittance services: We continue to maintain a significant position in remittances from abroad through our diversified products and service offerings to meet the requirements of the non-resident Indian diaspora. We have been expanding access to services through our wide branch network, internet-based remittance solutions and new partnerships and channels with correspondents all over the world. We have partnerships with over 200 correspondent banks and exchange houses across 40 countries worldwide to facilitate inward remittances into India. We have pursued greater integration of our systems with our partners to enable seamless processing and faster fund transfers. Through Money2World, a fully-online outward remittance service, even non-account holders of ICICI Bank can transfer money online from any bank account in India to any bank account overseas in 21 major currencies. The Bank’s key platform for inward remittances, Money2India, has a host of features to make the platform more user friendly, reduce transaction time and offer seamless experience on a single interface (login) for non-resident Indians customers to transfer money to India. ICICI Bank was one of the first banks in India and one of the first few globally to successfully execute remittance transactions using blockchain technology, and the same was extended to the United Kingdom and European markets, in addition to Canada. We also introduced online inward remittance facility for low value commercial transactions.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Trade Online: A digital platform for importers and exporters for submitting trade transaction requests online. The platform is designed with intelligent user interface and customizable workflow for transacting securely with complete audit trails. In addition, it enables auto generation of statutory documents and template for repeat transaction for ease of customer transactions along with a complete agile and real time dashboard for transaction monitoring.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and Euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in seven main currencies—U.S. dollar, pound sterling, yen, Canadian dollar, Singapore dollar, Australian dollar and Hong Kong dollar.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

•	Digital solutions for inward and outward remittances.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2021 were Rs. 858.4 billion and total advances were Rs. 375.9 billion compared to total assets of Rs. 760.5 billion and total advances of Rs. 539.6 billion at year-end fiscal 2020. Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and borrowings from external commercial agencies. The overseas loan portfolio of ICICI Bank was 5.1% of the overall loan portfolio at year-end fiscal 2021. Excluding exposures to banks and retail lending against deposits, the corporate fund and non-fund outstanding at March 31, 2021, net of cash/bank/insurance backed lending, was US$ 4.14 billion. Out of US$ 4.14 billion, 70% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 16% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are our target customers for deposit and transaction banking franchise. We will continue to pursue risk calibrated opportunities in this segment. Out of US$ 4.14 billion, approximately 6.0% of the outstanding was to companies owned by non-resident Indians/person of Indian origins and 8.0% of the outstanding was to other non-India companies where we are reducing our exposure. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

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

At year-end fiscal 2021, ICICI Bank UK PLC had seven branches in the United Kingdom and a branch in Germany. At year-end fiscal 2021, the total assets of ICICI Bank UK PLC were US$ 3.0 billion. ICICI Bank UK PLC made a net profit of US$ 15 million during fiscal 2021, compared to US$ 23 million during fiscal 2020. At year-end fiscal 2021, loans and advances of ICICI Bank UK PLC were US$ 1.6 billion and investments were US$ 0.5 billion.

At year-end fiscal 2021, ICICI Bank Canada had seven branches and total assets of CAD 6.0 billion. ICICI Bank Canada earned a net profit of CAD 20 million in fiscal 2021 as compared to a net profit of CAD 41 million in fiscal 2020. At year-end fiscal 2021, net advances (net loans) of ICICI Bank Canada were CAD 5.1 billion and investments were CAD 0.7 billion. Net loans and advances includes CAD 3.6 billion of residential mortgages, of which CAD 2.6 billion was securitized insured mortgages.

See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business” and “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers, internet banking website and mobile banking apps. At year-end fiscal 2021, we had a network of 5,266 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2021.

	At March 31, 2020		At March 31, 2021
	Number of branches and extension counters(1)	% of total	Number of branches and extension counters(1)	% of total
Metropolitan	1,585	29.8%	1,542	29.3%
Urban	1,067	20.0	1,063	20.2
Semi-urban	1,546	29.0	1,537	29.2
Rural	1,126	21.1	1,124	21.3
Total branches and extension counters	5,324	100.0%	5,266	100.0%

___________________

(1)	Classification of branches as per population census 2011.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our new banking outlets must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2011 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2021, we were in compliance with this condition. At year-end fiscal 2021, we had 14,136 ATMs, of which 5,497 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

We believe that developments in technology are changing the way customers engage with banks and meet their banking needs. We offer our products and services through a number of technology-enabled channels. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet.

In fiscal 2021, with challenges posed by the Covid-19 pandemic, we responded quickly to enable customers to meet their financial requirements safely. We launched a comprehensive digital banking platform called ICICI STACK, that offers digital services and covers almost all banking requirements including account opening, loans, credit cards, payment solutions, investments, insurance and protection related products. The platform can be used by various customer segments including retail, small and medium enterprise and corporate clients. A video-based know-your-customer process was launched, which allowed retail customers to complete their onboarding process for savings accounts, personal loans and Amazon Pay credit cards through a contactless video interaction. We also launched WhatsApp banking to enable retail customers to undertake a range of banking activities from their homes during the pandemic. Approximately 97% of our branches were functional with reduced working hours during the months of lockdown in April and May 2020. We deployed mobile ATM vans for the benefit of the public residing in and around the containment zones. Further, cardless cash withdrawal facility was enabled at our ATMs.

We expanded our mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. We focus on enhancing the digital experience of our customers. We have enabled instant issuance of paperless and ready to use credit cards digitally that also has security features like controlling usage and card limit using the mobile and internet banking application. We have revamped the on-boarding process for savings account customers and enhanced system-driven validations to enable real-time account opening and activation. Features such as allowing quick fund transfer within certain limits without going through the payee registration process were enabled on the mobile application and internet banking.

Our customers can perform a wide range of transactions at our ATMs. We have also deployed automated devices, such as cash acceptance machines and insta-banking kiosks to improve customer experience as well as efficiency of our operations. We have streamlined the account opening process of savings and current accounts. We revamped our savings account on-boarding process and enhanced system-driven validations to enable real time account opening and activation. Through our website, www.icicibank.com, we offer our customers, both retail and corporate, online access to account information, payment and fund transfer facilities and various other services including purchase of investment and insurance products. We provide telephone banking facilities through our call centers. Our customers can also access their accounts and perform transactions via certain social media platforms.

We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant fund transfer to any bank account using a virtual payment address, without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms, such as our mobile application and our digital wallet. The payment platform has enabled significant growth in digital transactions in India. See also “—Technology”.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2021, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18.00% of its domestic net demand and time liabilities by way of approved securities such as Government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement is 100% since January 1, 2019. In order to accommodate the burden on banks’ cash flows caused by the Covid-19 pandemic, during April 2020, the Reserve Bank of India permitted banks to maintain liquidity coverage ratio at 80.0% with effect from April 17, 2020. This requirement was gradually restored in two phases, 90.0% by October 1, 2020 and 100.0% by April 1, 2021. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities and better-rated corporate bonds. During fiscal 2021, we maintained a liquidity coverage ratio on a standalone basis and at the group level above the stipulated requirements. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

Investments are classified as held-to-maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held-for-trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held-for-trading category should be sold within 90 days. Under each category, the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held-to-maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2021, 75.09% of ICICI Bank’s government securities portfolio was in the held-to-maturity category.

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

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2019
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	155,043	Rs.	2,392	Rs.	(1,139)	Rs.	156,296
Government securities		348,982		1,855		(106)		350,732
Other debt securities		197,290		2,625		(886)		199,028
Total debt securities		701,315		6,872		(2,131)		706,056
Equity securities		129,583		34,546		(26,518)		137,611
Other investments(1)		61,590		5,980		(1,998)		65,573
Total	Rs.	892,488	Rs.	47,398	Rs.	(30,647)	Rs.	909,240

 _____________

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2020
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	142,449	Rs.	2,926	Rs.	(1,837)	Rs.	143,538
Government securities		479,038		2,874		(33)		481,879
Other debt securities		180,712		3,636		(1,891)		182,457
Total debt securities		802,198		9,436		(3,761)		807,873
Equity securities		171,897		29,464		(42,055)		159,306
Other investments(1)		47,617		3,570		(4,595)		46,592
Total	Rs.	1,021,712	Rs.	42,470	Rs.	(50,411)	Rs.	1,013,771

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2021
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	218,315	Rs.	8,406	Rs.	(77)	Rs.	226,644
Government securities		460,358		2,621		(122)		462,857
Other debt securities		150,412		2,894		(2,163)		151,143
Total debt securities		829,085		13,921		(2,362)		840,644
Equity securities		151,569		62,954		(16,282)		198,241
Other investments(1)		46,603		4,778		(7,046)		44,335
Total	Rs.	1,027,257	Rs.	81,653	Rs.	(25,690)	Rs.	1,083,220

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities increased from Rs. 142.4 billion at year-end fiscal 2020 to Rs. 218.3 billion at year-end fiscal 2021, primarily due to an increase in investment in debt securities by ICICI Bank, offset, in part, by a decrease in investments in debt securities by ICICI Bank UK. The investment in government securities decreased from Rs. 479.0 billion at year-end fiscal 2020 to Rs. 460.4 billion at year-end fiscal 2021, primarily due to a decrease in investment in government securities by ICICI Bank and ICICI Bank UK, offset, in part, by an increase in investments in government securities by ICICI Bank Canada. Investments in other debt securities decreased from Rs. 180.7 billion at year-end fiscal 2020 to Rs. 150.4 billion at year-end fiscal 2021, primarily due to a decrease in investment in pass through certificates and certificate of deposits by ICICI Bank, offset, in part, by an increase in Banker’s acceptance by ICICI Bank Canada. Investments in equity shares decreased from Rs. 171.9 billion at year-end fiscal 2020 to Rs. 151.6 billion at year-end fiscal 2021 primarily due to a decrease in the equity portfolio of ICICI Prudential Life Insurance Company Limited and ICICI Bank, offset, in part, by an increase in investments in equity securities by ICICI Lombard General Insurance Limited. Other investments decreased from Rs. 47.6 billion at year-end fiscal 2020 to Rs. 46.6 billion at year-end fiscal 2021.

Net unrealized gain on debt investments increased from Rs. 5.7 billion at year-end fiscal 2020 to Rs. 11.6 billion at year-end fiscal 2021 primarily due to an increase in net unrealized gain on corporate debt securities. Net unrealized gain on corporate debt securities increased from Rs. 1.1 billion at year-end fiscal 2020 to Rs. 8.4 billion at year-end fiscal 2021 primarily due to an increase in unrealized gain on bonds and debentures held by ICICI Bank. There was a net unrealized gain on equity securities of Rs. 46.7 billion at year-end fiscal 2021 compared to a net unrealized loss on equity securities of Rs. 12.6 billion at year-end fiscal 2020 primarily due to increase in market value of equity portfolio for ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Bank. In fiscal 2021, there was significant increase in equity market in India, resulting in unrealized gain on equity shares.

The net unrealized loss on other investments increased from Rs. 1.0 billion at year-end fiscal 2020 to Rs. 2.3 billion at year-end fiscal 2021 primarily due to an increase in net unrealized losses on security receipts issued by asset reconstruction companies.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2019		2020		2021		2021
	(in millions)
Interest	Rs.	43,040	Rs.	48,007	Rs.	48,297	US$	660
Dividend		1,721		2,056		1,720		24
Total	Rs.	44,761	Rs.	50,063	Rs.	50,017	US$	684
Gross realized gain		32,690		19,397		73,793		1,009
Gross realized loss		(7,823)		(6,020)		(10,817)		(148)
Total	Rs.	24,867	Rs.	13,378	Rs.	62,976	US$	861

Interest and dividend income from our available-for-sale securities portfolio decreased marginally from Rs. 50.1 billion in fiscal 2020 to Rs. 50.0 billion in fiscal 2021. The net realized gain from our available-for-sale securities increased from Rs. 13.4 billion in fiscal 2020 to Rs. 62.9 billion in fiscal 2021. Net realized gain in fiscal 2021 included gain of Rs. 33.0 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited, ICICI Securities Limited and ICICI Lombard General Insurance Limited.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2021
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	32,175	7.8%	Rs.	172,905	6.8%	Rs.	12,736	6.7%	Rs.	499	3.1%
Government securities		174,301	4.2		223,382	5.5		5,486	6.1		57,189	5.0
Other securities		105,701	5.7		29,255	8.9		6,884	8.9		8,572	9.0
Total amortized cost of interest-earning securities(1)	Rs.	312,177	5.1%	Rs.	425,542	6.2%	Rs.	25,106	7.2%	Rs.	66,260	5.5%
Total fair value	Rs.	314,702		Rs.	434,638		Rs.	25,464		Rs.	65,840

________

(1)	Includes securities denominated in different currencies.

The amortized cost of our held-to-maturity portfolio increased from Rs. 2,078.6 billion at year-end fiscal 2020 to Rs. 2,586.8 billion at year-end fiscal 2021 primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized gain on held-to-maturity portfolio increased from Rs. 82.1 billion at year-end fiscal 2020 to Rs. 84.9 billion at year-end fiscal 2021. Interest earned on held-to-maturity debt portfolio increased from Rs. 136.5 billion in fiscal 2020 to Rs. 167.6 billion in fiscal 2021 due to an increase in average investment portfolio under held-to-maturity, offset, in part, by a decrease in yield on government securities portfolio. The yield on government securities decreased due to investment in government securities at lower yields and a reset of rate of interest on floating rate bonds at lower levels.

Investments in held-for-trading debt securities decreased from Rs. 385.8 billion at year-end fiscal 2020 to Rs. 337.5 billion at year-end fiscal 2021 primarily due to a decrease in investment in commercial papers, government securities, treasury bills and certificate of deposits, offset, in part, by an increase in investment in government securities outside India. Interest and dividend income on held-for-trading securities decreased from Rs. 23.1 billion in fiscal 2020 to Rs. 15.0 billion in fiscal 2021 primarily due to a decrease in held-for-trading portfolio and decrease in yield on investments. Net realized and unrealized gain on held-for-trading portfolio remained at similar level of Rs. 6.1 billion in fiscal 2020 and fiscal 2021.

At year-end fiscal 2021, we had investments in equity shares amounting to Rs. 198.6 billion, of which Rs. 103.0 billion were held by ICICI Prudential Life Insurance Company Limited, Rs. 46.1 billion were held by ICICI Bank and Rs. 44.7 billion were held by ICICI Lombard General Insurance Limited. At year-end fiscal 2020, investments in equity shares was Rs. 160.1 billion, of which Rs. 87.9 billion were held by ICICI Prudential Life Insurance Company Limited, Rs. 43.8 billion were held by ICICI Bank and Rs. 24.9 billion were held by ICICI Lombard General Insurance Limited. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

	At March 31, 2020
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2020	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2020	Mark-to-market gain/ (loss) at March 31, 2020
	(Rs. in millions)
U.S.	—	—	—	3,531	—	—	—	3,531	87	(7)	73
Canada	—	—	—	28,329	—	—	—	28,329	—	396	—
Europe	—	3,248	—	514	—	—	—	3,762	76	—	(923)
India	—	—	3,030	41,716	—	—	3,030	41,716	(1,659)	120	(1,818)
Rest of Asia	—	—	—	1,484	—	4,926	—	6,410	23	—	31

	At March 31, 2020
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2020	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2020	Mark-to-market gain/ (loss) at March 31, 2020
	(Rs. in millions)
Total portfolio	—	3,248	3,030	75,574	—	4,926	3,030	83,748	(1,473)	509	(2,637)

______________

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

	At March 31, 2021
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2021	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2021	Mark-to-market gain/ (loss) at March 31, 2021
	(Rs. in millions)
U.S.	—	—	—	638	—	—	—	638	(46)	170	25
Canada	—	—	—	22,503	—	—	—	22,503	—	97	—
Europe	—	1,266	—	757	—	—	—	2,023	784	—	(119)
India	—	—	—	34,973	—	—	—	34,973	2,371	270	568
Rest of Asia	—	—	—	1,946	—	4,752	—	6,698	74	—	103
Total portfolio	—	1,266	—	60,817	—	4,752	—	66,835	3,183	537	577

__________

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 86.8 billion at year-end fiscal 2020 to Rs. 66.8 billion at year-end fiscal 2021. At year-end fiscal 2021, our investments in Europe were Rs. 2.0 billion as compared to Rs. 3.8 billion at year-end fiscal 2020. The majority of our investments in Europe are in the United Kingdom.

There was mark-to-market loss on the investment portfolio of our overseas branches and subsidiaries of Rs. 2.6 billion at year-end fiscal 2020 as compared to a gain of Rs. 0.6 billion at year-end fiscal 2021. During fiscal 2021, there was mark-to-market gain of Rs.3.2 billion as compared to mark-to-market loss of Rs. 1.5 billion during fiscal 2020. Net realized gain/(loss) and impairment loss was a net gain of Rs. 0.6 billion during fiscal 2021 as compared to a net gain of Rs. 0.5 billion during fiscal 2020.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2020		2021
	(Rs. in millions)
Bonds
Banks and financial institutions	Rs.	24,675	Rs.	18.885
Corporate		53,929		41,932
Total bonds		78,604		60,817
Asset backed securities		3,248		1,266
Others(1)		4,926		4,752
Total	Rs.	86,778	Rs.	66,835

__________

(1)	Includes investments in certificates of deposits.

Investment in India-linked securities of corporate entities was 38.4% at year-end fiscal 2021 as compared to 37.2% at year-end fiscal 2020.

Our overseas branches and banking subsidiaries’ total investment in asset-backed securities represents less than 0.5% of our total assets at year-end fiscal 2021. The portfolio size of such securities was Rs. 1.3 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

The fair value of investments in the government securities held by our overseas branches and banking subsidiaries increased from Rs. 76.9 billion at year-end fiscal 2020 to Rs. 193.2 billion at year-end fiscal 2021 primarily due to an increase in investment in United States treasury securities.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in investment banking, securities broking and financial product distribution businesses. ICICI Securities Limited has an online securities broking platform called www.icicidirect.com. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker dealer with the Securities and Exchange Commission. ICICI Securities Inc., which is a member of the Financial Industry Regulatory Authority in the United States; also has a branch office in Singapore that is registered with the Monetary Authority of Singapore where it holds a capital markets services license for dealing in securities in Singapore. ICICI Securities Inc. is also registered as an international dealer in Canada in the provinces of British Columbia, Ontario and Quebec. ICICI Securities Limited (consolidated) earned a net profit of Rs. 10.9 billion in fiscal 2021 compared to a net profit of Rs. 5.5 billion in fiscal 2020. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited on April 4, 2018 following an offer for sale in an initial public offering of the company. After this sale, our share ownership in ICICI Securities Limited came down from 100% to 79.22% as of year-end fiscal 2020. To meet the minimum public shareholding norm for ICICI Securities Limited, the Bank further sold its 4.21% stake in ICICI Securities in fiscal 2021. Our share ownership in ICICI Securities Limited was 75.0% at March 31, 2021.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership earned a net profit of Rs.

6.5 billion in fiscal 2021 compared to a net profit of Rs. 2.7 billion in fiscal 2020. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2021, ICICI Venture concluded a total of three new investments involving an aggregate capital outlay of approximately Rs. 3.5 billion. In the same period, ICICI Venture concluded two exit transactions involving aggregate realization of Rs. 0.7 billion. ICICI Venture also concluded the final closing of real estate fund at Rs. 5.8 billion and conceptualized a new fund for office real estate amounting to US$ 250. ICICI Venture reported a net profit of Rs. 0.04 billion in fiscal 2021 compared to Rs. 0.1 billion in fiscal 2020.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 3,679.3 billion during fiscal 2021. ICICI Prudential Asset Management Company earned a net profit of Rs. 11.8 billion during fiscal 2021 compared to a net profit of Rs. 10.5 billion during fiscal 2020.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited is a joint venture with Prudential Corporation Holding Limited, a part of the Prudential PLC group of the United Kingdom. ICICI Lombard General Insurance Company Limited was formed as a joint venture with Fairfax Financial Holdings of Canada, which joint venture was terminated on July 3, 2017. Both, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are now listed companies on relevant Indian stock exchanges.

The Insurance Laws (Amendment) Act, 2021, has allowed the foreign shareholding limit in insurance companies at 74.0%. Our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, was listed on the National Stock Exchange of India Limited and BSE Limited on September 29, 2016 through an offer for sale in an initial public offering of the company’s shares and we sold 12.6% out of our shareholding in ICICI Prudential Life Insurance Company Limited. In June 2018, we sold an additional 2.0% of our shares in ICICI Prudential Life Insurance Company Limited through an offer for sale. In June 2020, we sold an additional 1.5% of our shareholding in ICICI Prudential Life Insurance on the stock exchange. Our share ownership in ICICI Prudential Life Insurance Company Limited was 51.37% at March 31, 2021.

ICICI Prudential Life Insurance Company Limited had a market share of 7.2% on retail weighted new business received premium in fiscal 2021 based on data published by Insurance Regulatory and Development Authority. The market share within the private sector was 12.1% in fiscal 2021. The total premium increased by 6.9% from Rs. 334.3 billion in fiscal 2020 to Rs. 357.3 billion in fiscal 2021. The retail renewal premium increased by 6.3% from Rs. 206.6 billion in fiscal 2020 to Rs. 219.6 billion in fiscal 2021. The retail new business premium declined from Rs. 78.8 billion in fiscal 2020 to Rs. 78.5 billion in fiscal 2021. Group premium (including group protection) increased by 21.5% from Rs. 48.9 billion in fiscal 2020 to Rs. 59.3 billion in fiscal 2021. The growth in retail weighted new business premium of our life insurance subsidiary was relatively lower than the industry in fiscal 2021. Within product segments, for fiscal 2021, while contribution of the protection and non-linked savings to the business of our life insurance subsidiary has increased, unit-linked product contribution was still significant and the demand for unit-linked products may be influenced by any volatility or downturn in capital markets. Our life insurance subsidiary is primarily focused on growth in the value of new business, as a key profitability metric.

ICICI Prudential Life Insurance Company Limited has a wholly owned subsidiary, ICICI Prudential Pension Funds Management Company Limited, one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System.

See also “Risk Factors—Risks relating to our insurance subsidiaries— Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks relating to our insurance subsidiaries -While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

Our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, was listed on the National Stock Exchange of India Limited and BSE Limited on September 27, 2017 through an offer for sale in an initial public offering of the company’s shares and we sold 7% of our shareholding in ICICI Lombard General Insurance Company Limited. In June 2020, the Bank sold an additional 4.0% of our shares in ICICI Lombard General Insurance Company on the stock exchange. Our share ownership in ICICI Lombard General Insurance Company Limited was 51.88% at March 31, 2021.

ICICI Lombard General Insurance Company Limited’s gross direct premium income was Rs. 140.0 billion during the year-ended fiscal 2021, an increase of 5.2% compared to the year ended fiscal 2020. Excluding crop segment, gross domestic premium income of ICICI Lombard General Insurance Company Limited increased to Rs. 139.7 billion in fiscal 2021 compared to Rs. 133.0 billion in fiscal 2020, registering a growth of 5.0%. ICICI Lombard General Insurance Company Limited was the largest private general insurer with an overall industry market share of 7.0% in gross direct premium income amongst all general insurance companies during the year-ended fiscal 2021 according to the Insurance Regulatory Development Authority of India. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 14.7 billion in fiscal 2021 compared to a net profit of Rs. 11.9 billion in fiscal 2020. During fiscal 2021, the Board of ICICI Lombard General Insurance Company approved merger of the general insurance business of Bharti AXA General Insurance Company Limited with effect from April 1, 2020. As a consideration of merger, ICICI Lombard General Insurance Company will issue fresh equity shares to shareholders of Bharti AXA General Insurance Company Limited resulting in ICICI Lombard General Insurance Company Limited ceasing to be a subsidiary of the Bank. The merger is subject to statutory approvals. As per the Banking Regulation Act, 1949, as amended, a bank can hold either less than 30.0% or more than 50.0% in a company. Following the transaction of ICICI Lombard General Insurance Company, the Bank’s shareholding in the subsidiary is likely to go below 50%. The Bank has been granted time till September 2023 to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949.

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

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Our primary source of domestic funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings, refinance borrowings and domestic or overseas bond offerings. Our domestic bond borrowings include long-term bond borrowings for financing infrastructure projects and affordable housing in accordance with the Reserve Bank of India guidelines. See also— “Overview of Our Products and Services—Retail Deposits”.

Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans, refinancing against eligible trade assets and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short- term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits. Our Canadian subsidiary also funds itself through securitization of insured mortgages.

Our deposits were 61.0% of our total liabilities at year-end fiscal 2021 compared to 58.1% of our total liabilities at year-end fiscal 2020. Our borrowings were 9.1% of our total liabilities at year-end fiscal 2021 compared to 15.5% of our total liabilities at year-end fiscal 2020. Our deposits increased by 19.9% from Rs. 8,007.8 billion at year-end fiscal 2020 to Rs. 9,599.4 billion at year-end fiscal 2021 primarily due to an increase in time deposits. Our borrowings decreased by 32.7% from Rs 2,138.5 billion at year-end fiscal 2020 to Rs 1,439.0 billion at year-end fiscal 2021.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2019			2020			2021
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	968,050	14.2%	Rs.	1,049,886	13.1%	Rs.	1,392,840	14.5%
Savings deposits		2,355,306	34.6		2,540,650	31.7		3,039,179	31.7
Time deposits		3,489,813	51.2		4,417,309	55.2		5,167,381	53.8
Total deposits	Rs.	6,813,169	100.0%	Rs.	8,007,845	100.0%	Rs.	9,599,400	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31,
	2019			2020			2021
	Amount		Cost(1)	Amount		Cost(1)	Amount		Amount		Cost(1)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	1,974,902	3.5%	Rs.	2,183,860	3.5%	Rs.	2,551,043	US$	34,879	3.1%
Time deposits		3,123,282	6.4		3,973,841	6.4		4,908,083		67,105	5.3
Non-interest-bearing deposits:
Other demand deposits		627,266	—		734,064	—		924,911		12,646	—
Total deposits	Rs.	5,725,449	4.7%	Rs.	6,891,765	4.8%	Rs.	8,384,037	US$	114,630	4.0%

________________

(1)	Represents interest expended divided by the average balances.

Our average deposits increased from Rs. 6,891.8 billion at an average cost of 4.8% in fiscal 2020 to Rs. 8,384.0 billion at an average cost of 4.0% in fiscal 2021. Our average savings deposits increased from Rs. 2,183.9 billion at an average cost of 3.5% in fiscal 2020 to Rs. 2,551.0 billion at an average cost of 3.1% in fiscal 2021. Our average time deposits increased from Rs. 3,973.8 billion at an average cost of 6.4% in fiscal 2020 to Rs. 4,908.1 billion at an average cost of 5.3% in fiscal 2021. Our savings deposits include retail savings deposits accepted by ICICI Bank UK PLC and ICICI Bank Canada. See also “Operating and Financial Review and Prospects—Financial Condition—Liabilities and Stockholders’ Equity—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2021
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	3,039,179	Rs.	—	Rs.	—	Rs.	3,039,179
Time deposits		3,889,956		1,023,131		254,295		5,167,381

	At March 31, 2021
	Up to one year	After one year and within three years	After three years	Total
	(in millions)
Non-interest-bearing deposits:
Other demand deposits	1,392,840	—	—	1,392,840
Total deposits	Rs. 8,321,975	Rs. 1,023,131	Rs. 254,295	Rs. 9,599,400

_____________

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2020		2021				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	694,683	Rs.	843,974	US$	11,539	8.8%
Above three months and less than six months		317,925		318,670		4,357	3.3%
Above six months and less than 12 months		582,387		611,697		8,363	6.4%
More than 12 months		254,958		298,939		4,087	3.1%
Total deposits of Rs. 10 million and more	Rs.	1,849,953	Rs.	2,073,280	US$	28,346	21.6%

Rupee term deposits of Rs. 10 million or more increased from Rs. 1,850.0 billion at year-end fiscal 2020 to Rs. 2,073.3 billion at year-end fiscal 2021.

The following table sets forth, for the periods indicated, average rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expended divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,
	2019			2020			2021
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Money market borrowings(1),(2)	Rs.	203,306	21.2%	Rs.	383,735	35.4%	Rs.	478,088	US$	6,537	39.9%
Other borrowings(3),(4)		754,153	78.8		700,712	64.6		718,764		9,827	60.1
Total	Rs.	957,459	100.0%	Rs.	1,084,447	100.0%	Rs.	1,196,852	US$	16,364	100.0%

_____________

(1)	Includes call market, refinance and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	With an average cost of 6.5% in fiscal 2019, 6.2% in fiscal 2020 and 3.4% in fiscal 2021.

(3)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(4)	With an average cost of 9.0 % in fiscal 2019, 8.3 % in fiscal 2020 and 7.8% in fiscal 2021.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2019		2020		2021
	(in millions, except percentages)
Year-end balance	Rs.	177,200	Rs.	476,650	Rs.	213,114
Average balance during the year		203,306		377,380		478,088
Maximum quarter-end balance		193,842		476,650		672,530

	At March 31, (1)
	2019	2020	2021
	(in millions, except percentages)
Average interest rate during the year (2)	6.5%	6.2%	3.4%
Average interest rate at year-end (3)	7.0%	2.9%	3.7%

_____________

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	Represents the ratio of interest expended on short-term borrowings to the average balances of short-term borrowings

(3)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short-term rupee borrowings decreased from Rs. 476.7 billion at year-end fiscal 2020 to Rs. 213.1 billion at year-end fiscal 2021 primarily due to lower outstanding balances of repo borrowing and refinance borrowings.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expended divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,
	2019			2020			2021
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings(1)	Rs.	473,656	39.7%	Rs.	390,165	39.2%	Rs.	268,843	US$	3,676	39.5%
Other borrowings(2)		720,144	60.3		606,416	60.8		411,225		5,622	60.5
Total	Rs.	1,193,800	100.0%	Rs.	996,581	100.0%	Rs.	680,068	US$	9,298	100.0%

___________

(1)	With an average cost of 4.1% in fiscal 2019, 3.8% in fiscal 2020 and 3.6% in fiscal 2021.

(2)	With an average cost of 3.0% in fiscal 2019, 2.9% in fiscal 2020 and 1.8% in fiscal 2021.

At year-end fiscal 2021, the outstanding debt capital instruments were Rs. 199.5 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The functions of the Credit Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology Strategy Committee: The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical IT systems performance and the review of special IT initiatives.

•	Risk Committee: The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management (ERM) framework, Risk Appetite Framework (RAF), stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out cyber security risk assessment.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

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

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Technology Risk Management Group. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to Executive Director. Treasury Control and Services Group, Credit Middle Office Group and Operations Group report to Executive Director. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

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

The Bank has established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk, which includes following measures:

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

The Credit Committee of the Board reviews the portfolio and large exposure groups. The Bank has a group, namely, Financial Crime Prevention Group (FCPG), overseeing/handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation functions.

The Covid-19 pandemic impacted most economies and banking systems globally. In India, a nation-wide lockdown was announced in April-May 2020, which substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. India’s gross domestic product declined by 7.3% in fiscal 2021, compared to a growth of 4.0% in fiscal 2020. The Government of India and Reserve Bank of India announced several measures during the year including moratorium on loan repayments, credit guarantee schemes, support to economically weaker sections of the population, and liquidity and interest rate measures to maintain financial stability and support economic recovery. In March-April 2021, a second wave of the Covid-19 pandemic, with the number of new cases increasing significantly across India in both urban and rural areas, has resulted in re-imposition of localized/regional lock-down measures in various parts of the country. The situation started improving gradually from June 2021. The Reserve Bank of India announced a new set of measures to support stressed segments of the economy which included allowing restructuring of certain types of stressed borrowers, and liquidity measures. The impact of the Covid-19 pandemic will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, the pace of vaccination, and future actions taken by governmental authorities, central banks and other third parties in response to the pandemic.

See also “Risk Factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

In response to the Covid-19 pandemic, we have taken several steps to ensure continuous monitoring and response to the current situation from the perspective of credit risk management. The outlook and potential risks across industries and sectors in light of the pandemic are continually being reviewed and revised as appropriate. We are conducting ongoing internal monitoring of key economic indicators to facilitate a continuous oversight over the evolving risk landscape. In light of the situation, we have undertaken detailed analyses of the impact of Covid-19 across various portfolios through the year and presented these to the Risk Committee on a quarterly basis. The assessments have factored key risk drivers such as sectoral risk and outlook, demand drivers, ease of restarting businesses post lockdown, liquidity position, leverage etc. These assessments have been used to identify the sub-segments of the portfolio to be monitored for potential developments and exposures to be monitored in light of the current environment on an ongoing basis. Further, with respect to the retail portfolio, incremental growth in the retail business has been calibrated factoring in the stress faced by different sectors owing to the Covid-19 pandemic. In fiscal 2021, we have also implemented regulatory prescribed relief package including granting moratorium, extending loans under emergency credit linked guarantee scheme and restructuring of loans for eligible borrowers. With the second wave of the pandemic in early fiscal 2022, risks have increased for banks. This increased risk could have an impact on the quality of the loan portfolio and the financial performance of the banking sector, including us. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022. We will continue with our approach of maintaining additional focus on continuous portfolio monitoring and evolving risk based product/portfolio strategies in light of the unprecedented disruptions due to Covid-19 pandemic.

See also, “Risk factors- Risks Relating to Our Business- The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance” and “Risk factors- Risks Relating to India and Other Economic and Market Risks- If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.”

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives, Corporate Lending Forum and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, approval under joint authorization framework have been established. These authorities sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. We have incorporated control norms, borrower approval norms and review triggers in all such programs. The Corporate Lending Forum, which comprises personnel from business groups and Credit Risk Management Group, approves credit proposals for higher rated corporates (internal rating A- and above) and upto a certain exposure limit.

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

Borrower risk is evaluated by considering:

•	the risks and prospects associated with the industry in which the borrower is operating (industry risk);

•	the financial position of the borrower by analyzing the quality of its financial statements, its past and expected future financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy (financial risk);

•	the borrower’s relative market position and operating efficiency (business risk);

•	the quality of management by analyzing their track record, payment record and financial conservatism (management risk); and

•	the risks with respect to specific projects, both pre-implementation, such as construction risk and funding risk, as well as post-implementation risks such as industry, business, financial and management risks related to the project (project risk).

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. We have a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, form an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. We also review the ratings of our borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

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

Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 213.6 billion at year-end fiscal 2021, constituting 2.7% of our total net loans compared to Rs. 223.1 billion at year-end fiscal 2020, constituting 3.2% of our total net loans. Our consolidated net loans to accounts internally rated below investment grade (excluding net non-performing and restructured loans) were Rs. 103.1 billion at year-end fiscal 2021, constituting 1.3% of our total net loans compared to Rs. 108.2 billion at year-end fiscal 2020, constituting 1.5% of our total net loans.

The appraisal process involves an in-depth study of the industry, financial, commercial, technical and managerial aspects of the borrower. An assessment of the financial requirements of the client is made in order to arrive at the amount of credit to be considered by the Bank. Each credit proposal is thereafter prepared in an appropriate appraisal format and placed before the approving authority as prescribed by the Board of Directors/ Credit Committee from time to time.

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

Historically, financing of corporate mergers and acquisitions has constituted a significant portion of our loan portfolio, although we have adopted a cautious and selective approach to such financing since the last few years.

We emphasize on environmental and social risk assessment for all new project and corporate financing proposals. These proposals are reviewed under a social and environmental management framework that integrates analysis of the environmental and social risk assessment into the overall credit appraisal process. The key elements of the assessment include an exclusion list, seeking a declaration from borrowers of compliance with applicable national environmental guidelines/approvals for qualifying proposals subject to threshold criteria defined in the framework, and due-diligence by a Lender’s Independent Engineer for large-ticket project loans identified as per the criteria defined in the framework.

Assessment of Working Capital Finance Exposures

We carry out a detailed analysis of borrowers’ working capital requirements. Credit limits are established in accordance with the credit approval authorization approved by the Bank’s Board of Directors. Once credit limits are approved, we may calculate the amounts that can be lent on the basis of review of monthly stock statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a regular basis. Credit limits are reviewed on a periodic basis.

Working capital facilities are generally secured by inventories, receivables and other current assets. Additionally, in certain cases, we obtain contractual comforts such as personal guarantees or corporate guarantees from sponsors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

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

Assessment Procedures for Small Enterprises Loans

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies. Small enterprise credit also includes financing extended directly to small enterprises as well as lending based on parameterized product based credit facilities which involves a cluster-based approach wherein a lending program is implemented for a homogenous group of individuals/business entities, which comply with certain laid down parameterized norms. Further, Programs can also be made for diverse group of individuals/business entities/ industries having common target market norms and go-no-go parameters as approved by the Committee of Executive Directors. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A recently developed statistical scoring model is being used for assessment of majority of cases in small and medium enterprises programs. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all the cases.

ICICI Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer pool and an analysis of the linkages that exist between the vendor or dealer and the company. The sanction of limits to dealers and vendors takes place manually and digitally.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to retail customers in the rural sector through programs and direct loans to corporations, small and medium enterprises and intermediaries linked to these entities. The programs offered include lending to farmers for crop cultivation and other allied agricultural activities (in the form of Kisan credit cards and agricultural term loans), loans against gold ornaments and gold coins, farm equipment financing (for purchase of equipment such as tractors and harvesters), lending to self-help groups, commodity based funding, rural business enterprise credit and on-lending to Micro Finance Institutions. We have adopted specific risk assessment methodologies for each of these segments. All the portfolios are regularly monitored and rated by the Risk Management Group as per the Bank’s guidelines.

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

For loans against gold ornaments and gold coins, the credit norms focus on establishing ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by us. Norms with respect to loan-to-value ratio have been laid down in accordance with regulatory guidelines

Commodity based financing caters to the needs of farmers, aggregators & processors, where the facility is based on collateral of the commodity pledged in favor of the Bank and stored in designated warehouses. The credit norms focus on the quality, quantity and price volatility of the underlying commodity. A dedicated group evaluates the quantity and quality of the commodity at the time of funding, directly or through the agencies appointed by it, and also undertakes periodic checks post funding. ICICI Bank also has a centralized system for daily monitoring of the prices of the commodities funded by it and raising a margin call in case of a shortfall in margins due to decline in the prices. Various norms like initial margins and the price caps for various commodities have been set to reduce the risk arising out of price volatility of the underlying commodities.

See also “Risk Factors—Risks Relating to Our Business— Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher exposure balances and/or lower credit ratings. For corporate, small and medium enterprises, the Lending Services Operations Group verifies adherence to the terms of the credit approval prior to disbursement/limit set up.

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

Under the Bank’s Enterprise Risk Management (ERM) framework, the Bank has defined benchmark vintage curves as delinquency triggers for key retail products. Actual delinquencies for these products are monitored against these benchmark vintage curves, to enable analysis and directed collection strategies as well as review of origination norms, where required.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. These risks are mitigated by the limits stipulated in the Investment Policy (which includes the Derivatives Policy) and Asset Liability Management Policy, which are approved and reviewed by the Board of Directors.

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

The Asset Liability Management Committee, comprising the Managing Director and CEO, wholetime directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, taking into consideration the current and expected business environment. The Asset Liability Management Policy provides guidelines to manage liquidity risk and interest rate risk in the banking book.

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

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. The Reserve Bank of India has deregulated interest rates on saving account deposits from October 25, 2011. The rate of interest on savings account deposits effective June 4, 2020 offered by ICICI Bank is 3.00% for end of day balance of below Rs. 5 million and 3.50% for end of day balance of Rs. 5 million and above. We usually borrow for a fixed period, with certain borrowings qualifying as capital instruments having European call options attached to them, exercisable by us only on specified dates, subject to regulatory approvals. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan.

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

Based on the revised guidelines of the Reserve Bank of India, rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are priced with reference to a Marginal Cost of funds based Lending Rate. Banks are required to publish Marginal Cost of funds based Lending rate for various tenures such as overnight, one month, three months, six months and one year. The Marginal Cost of funds based Lending Rate includes marginal cost of funds, negative carry on cash reserve ratio and operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank Marginal Cost of funds based Lending Rate. As required by the Reserve Bank of India guidelines, we publish the ICICI Bank Marginal Cost of funds based Lending Rate for various tenures on a monthly basis. Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank Marginal Cost of funds based Lending Rate and comprise the ICICI Bank Marginal Cost of funds based Lending Rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its Marginal Cost of funds based Lending Rate, except for certain exemptions. As prescribed in the Reserve Bank of India guidelines, existing borrowers have the option to move to the Marginal Cost of funds based Lending Rate linked loan at mutually acceptable terms. Any change in the Marginal Cost of funds based Lending Rate is generally passed on to borrowers under various facilities at different periodicities, of up to one year. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the Marginal Cost of funds based Lending Rate system, would continue to be based on the earlier benchmark rate regimes.

The Reserve Bank of India through its circular dated September 4, 2019 amended the Master Direction – Interest Rate on advances and mandated banks, including us, to link all new floating rate personal or retail loans (e.g. housing, auto) and floating rate loans to micro and small enterprises to specified external benchmarks with effect from October 1, 2019. Banks have the option to offer such external benchmark linked loans to other types of borrowers as well. Further, the Reserve Bank of India through its circular dated February 26, 2020 amended the Master Direction – Interest Rate on advances and mandated that all new floating rate loans to the medium enterprises extended by banks from April 1, 2020 would also be required to be linked to specified external benchmarks. The interest rate of external benchmark linked floating rate loans required to be reset at least once in every three months. Currently, ICICI Bank links its external benchmark linked floating rate loans to Reserve Bank of India Policy Repo Rate and three months Treasury Bill rates as published by Financial Benchmarks India Pvt. Ltd. As a result of the incremental loans to certain categories of borrowers, particularly home loan borrowers, being linked to the external benchmarks, the sensitivity of the net interest income to differential movements in external benchmark rates and Bank’s funding costs, predominantly fixed rate, have increased substantially. Further, the sensitivity to adverse shifts in interest rates has also increased because the duration of loan portfolio has reduced (as a result of the interest rate on external benchmark linked loans being reset at least once in every three months, compared to previous resetting of interest rates every six months to one year) in comparison to the duration of interest rate bearing liabilities.

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

Almost all foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert the foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources; with the UK subsidiary additionally having floating rate savings deposits and non-interest bearing current deposits. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and/or by entering into interest rate derivatives whenever required. For risks related to the transition from LIBOR, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector —The transition from LIBOR to another alternative interbank offered rate may adversely affect our income from exposures or transactions currently referenced to LIBOR.

The impact of the announcement to cease the publication of LIBOR as a reference rate remains uncertain, although alternate reference rates for different currencies have been identified. The Bank has set up a cross-function internal working group to address matters primarily pertaining to exposure and impact assessment, contracts remediation, system upgrades, valuation and accounting implications and conduct and reputational risks. The working group is also implementing an internal programme, developed with assistance from an external consultant, for ensuring a smooth transition.

The Bank has linkages to LIBOR through both on balance-sheet and off balance-sheet transactions. For the on balance-sheet transactions, the Bank has incorporated fallback language in new lending and borrowing contracts. For existing contracts, the Bank will amend documentation once the alternate reference rate and its detailed terms are finalized with counterparties in line with evolving market standards. With respect to off balance-sheet transactions through derivatives, the Bank has adopted the International Swaps and Derivatives Association 2020 IBOR Fallbacks Protocol. The Bank is also actively engaging with its customers to inform them about the transition. The Bank has published frequently asked questions on its website and has set up a centralized desk to handle client queries.

The Bank is upgrading its core systems and has carried out transactions referencing alternate reference rates in order to test the internal capabilities as well as to understand the market conventions pertaining to the new alternate reference rates, as part of the system preparedness. At an industry level, the Bank is engaging with trade bodies, regulators and other institutions for development of alternate instruments and a transition roadmap for the industry. The progress with respect to the transition both on internal status as well as external developments is updated to the Bank’s Asset Liability Committee and to the Risk Committee of the Board on a quarterly basis. The Board of Directors is also briefed about the Libor transition program periodically. See also, “Risk Factors- Risks that arise as a result of our presence in a highly regulated sector-The transition from LIBOR to another alternative interbank offered rate may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative interbank offered rate may have”.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2021(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	6,741,749	Rs.	1,109,902	Rs.	66,363	Rs.	7,918,014
Investments		901,989		1,636,839		2,826,958		5,365,786
Other assets(2)		1,065,496		184,692		1,099,328		2,349,516
Total		8,709,234		2,931,433		3,992,649		15,633,316

	At March 31, 2021(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Capital		—		—		1,575,875		1,575,875
Borrowings		640,243		650,660		148,096		1,438,999
Deposits		5,003,584		4,572,218		23,598		9,599,400
Other liabilities(3)		21,108		2,437		3,100,303		3,123,848
Total		5,664,935		5,225,315		4,847,872		15,738,122
Total gap before risk management positions		3,044,299		(2,293,882)		(855,223)		(104,806)
Off-balance sheet positions(4)		(67,778)		13,566		56,891		2,678
Total gap after risk management positions	Rs.	2,976,520	Rs.	(2,280,315)	Rs.	(798,332)	Rs.	(102,127)

__________________

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2021
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	1,376,698	Rs.	4,007,944	Rs.	5,384,642

The following table sets forth, using the balance sheet at year-end fiscal 2021 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2022, assuming a parallel shift in the yield curve at year-end fiscal 2021.

	At March 31, 2021
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(22,416)	Rs.	(11,208)	Rs.	11,208	Rs.	22,416
Foreign currency portfolio		(2,786)		(1,393)		1,393		2,786
Total	Rs.	(25,202)	Rs.	(12,601)	Rs.	12,601	Rs.	25,202

Based on our asset and liability position at year-end fiscal 2021, the sensitivity model shows that net interest income from the banking book for fiscal 2022 would rise by Rs. 25 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2022 would fall by an equivalent amount of Rs. 25 billion.

Based on our asset and liability position at year-end fiscal 2020, the sensitivity model showed that net interest income from the banking book for fiscal 2021 would rise by Rs. 16 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2021 would fall by an equivalent amount of Rs. 16 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that all interest rates move in parallel by the same quantum and during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2021 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2021
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	161,956	Rs.	3,075	Rs.	1,545	Rs.	(1,544)	Rs.	(3,073)
Corporate debt securities		32,142		558		280		(280)		(556)

	At March 31, 2021
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Total	Rs.	194,098	Rs.	3,633	Rs.	1,825	Rs.	(1,824)	Rs.	(3,630)

	At March 31, 2021
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	149,873	Rs.	201	Rs.	101	Rs.	(101)	Rs.	(201)
Total	Rs.	149,873	Rs.	201	Rs.	101	Rs.	(101)	Rs.	(201)

At year-end fiscal 2021, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 344.0 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 3.8 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 3.8 billion. At year-end fiscal 2020, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 384.0 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 6.0 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 6.0 billion.

At year-end fiscal 2021, the total outstanding notional principal amount of our trading interest rate derivatives was Rs. 19,167.9 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 4,201.1 million. At year-end fiscal 2020, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 18,923.2 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 3,761.7 million.

At year-end fiscal 2021, the total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) was Rs. 1,091.9 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 2,569.5 million. At year-end fiscal 2020, the total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) was Rs. 1,143.2 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 3,045.4 million.

At year-end fiscal 2021, the total outstanding notional principal amount of our trading foreign exchange was Rs. 7,230.2 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 71.6 million. At year-end fiscal 2020, the total outstanding notional principal amount of our trading foreign exchange was Rs 7,172.8 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 227.4 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2021, we had a total equity investment portfolio of Rs. 198.7 billion, primarily comprising Rs. 46.1 billion of investments by ICICI Bank and Rs. 147.7 billion of investments by our insurance subsidiaries. ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The Bank also acquires equity investments from loan conversion and also investment in unlisted equity which are long-term in nature. We also invest in private equity funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of ICICI Bank, is controlled through a value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. The portfolio includes investments in listed equities, equity mutual funds and infrastructure and real estate investment trusts, as well as application money paid for new offerings of such investments. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon.

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group for fiscal 2021.

	High	Low	Average	At March 31, 2021
	Rs. in million
Value-at-risk	250.4	4.7	88.9	63.4

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2021, there were no instance of hypothetical loss exceeding the value-at-risk estimates for the equities portfolio of the proprietary trading group.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2021.

	Average	At March 31, 2021
	Rs. in million
Hypothetical daily profit(loss)	3.4	(2.7)
Value-at-risk	88.9	63.4

The high and low hypothetical daily profit/(loss) during fiscal 2021 was Rs. 79.2 million and Rs. (78.8) million respectively.

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

Considering a 1% appreciation in each of the foreign currencies against the respective base currency, the impact of revaluation of the foreign currency positions would be a decrease by Rs. 43.3 million at year-end fiscal 2021 compared to a decrease by Rs. 56.8 million at year-end fiscal 2020. Considering a 1% depreciation in each of the foreign currencies against the respective base currency, the impact of revaluation of the foreign currency positions would be an increase by Rs. 43.3 million at year-end fiscal 2021 compared to an increase by Rs. 56.8 million at year-end fiscal 2020. The above numbers are without any netting benefit across base currencies. We also monitor sensitivities of our currency options.

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

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision, discussion paper issued by the Reserve Bank of India and guidelines issued by overseas regulators, certain derivative transactions are subject to margining and consequent collateral exchange in accordance with Credit Support Annex. Reserve Bank of India has recently permitted the Bank to post and collect margin for permitted derivative contracts with a person resident outside India. The Bank settles certain derivative transactions through Clearing Corporation of India Limited and posts collateral in line with the margin regulations stipulated by Clearing Corporation of India Limited.

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

The following table sets forth, using our held-for-trading portfolio at year-end fiscal 2021 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2021
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	32,142	Rs.	558	Rs.	280	Rs.	(280)	Rs.	(556)

At year-end fiscal 2021, our held-for-trading debt securities portfolio (excluding government securities) was Rs. 32.1 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 0.6 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 0.6 billion. At year-end fiscal 2020, our held-for-trading debt securities portfolio (excluding government securities) was Rs. 155.0 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.1 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.1 billion

Liquidity Risk

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

We manage liquidity risk in accordance with our Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee comprises managing director, whole time directors and senior executives. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

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

We also prepare dynamic liquidity cash flow statements, which in addition to scheduled cash flows, also consider the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity cash flow statements are prepared in close coordination with the business groups, and cash flow projections based on the statements are periodically presented to the Asset Liability Management Committee. As a part of the stock and flow approach, we monitor various liquidity ratios, and limits are laid down for these ratios in the Asset Liability Management Policy. We also monitor liquidity coverage ratio.

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

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. As stipulated by the regulator, banks in India are required to maintain statutory liquidity ratio at a level of 18.0% at March 31, 2021 of their net demand and time liabilities in India and cash reserve ratio at a level of 3.5% of their net demand and time liabilities in India. In order to address the stress in financial conditions caused by Covid-19 pandemic, the Reserve Bank of India on March 27, 2020 announced reduction in the required cash reserve ratio by 100 basis points to 3.0% of net demand and time liabilities with effect from the reporting fortnight beginning March 28, 2020 for a period of one year ending on March 26, 2021. Further, Reserve Bank of India on February 5, 2021 decided to gradually restore the cash reserve ratio in two phases in a non-disruptive manner. The required cash reserve ratio was at 3.5% of net demand and time liabilities with effect from the reporting fortnight beginning March 27, 2021 and 4.0% of net demand and time liabilities with effect from the fortnight beginning May 22, 2021. The Bank generally holds additional securities over and above the stipulated level. The Bank is subject to a liquidity coverage ratio requirement in a phased manner as per the Reserve Bank of India guidelines from January 1, 2015. Effective from January 1, 2019, banks in India were required to maintain a liquidity coverage ratio at a minimum of 100.0% on a consolidated basis. In order to accommodate the burden on banks’ cash flows caused by Covid-19 pandemic, during April 2020, the Reserve Bank of India permitted banks to maintain liquidity coverage ratio at 80.0% with effect from April 17, 2020. This requirement was required to be gradually restored in two phases, to 90.0% by October 1, 2020 and to 100.0% by April 1, 2021. The liquidity coverage ratio requirement is met by investments in high quality liquid assets which are primarily in the form of government securities, in excess of mandatory statutory liquidity ratio, specified portion of government securities held by the bank within the mandatory statutory liquidity ratio requirement in the form of facility to avail liquidity for liquidity coverage ratio and marginal standing facility, and better-rated corporate bonds.

As of March 31, 2021, out of the statutory liquidity ratio requirement of 18.0% of net demand and time liabilities in India, 18.0% (15.0% for securities eligible for the facility to avail liquidity for liquidity coverage ratio, and 3.0% for securities eligible for the marginal standing facility) was counted towards the high quality liquid assets under the liquidity coverage ratio. In order to address the stress in financial conditions caused by Covid-19 pandemic, during March 2020, the Reserve Bank of India increased the limit of securities eligible for the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities, with effect from March 27, 2020 until June 30, 2020. The Reserve Bank of India through its notifications dated June 26, 2020 and September 28, 2020, decided to extend this enhanced limit until September 30, 2020 and March 31, 2021 respectively. With a view to providing comfort to banks on their liquidity requirements, the Reserve Bank of India on February 5, 2021 decided to further extend this enhanced limit until September 30, 2021.

During fiscal 2021, the Bank maintained a liquidity coverage ratio above the stipulated level. The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. This guideline ensures a reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100.0% on an ongoing basis. As per circular dated November 29, 2018, these guidelines were applicable for Indian banks at the individual as well as consolidated level effective April 1, 2020. However, the Reserve Bank of India deferred the implementation of net stable funding ratio guidelines until October 1, 2021 due to outbreak of the Covid-19 pandemic.

With respect to our overseas branches, given the stress on financial conditions arising from the Covid-19 pandemic, regulators in some of geographies such as Hong Kong, South Africa and Bahrain eased the requirements in maintenance of some of the liquidity related regulatory requirements.

We have a Board approved liquidity stress-testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 30 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that we could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2021, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom has diverse sources of liquidity to allow for flexibility in meeting funding requirements. It raises funding through wholesale and retail sources. Wholesale sources comprise issuance of bonds through a Medium Term Note Program, bilateral and club loans and, short term borrowings through inter-bank money market, bankers’ acceptances and repo channels. It also raises funding through eligible central bank facilities. In the retail segment, it offers current and savings deposits products through its branch network as well as savings deposits through its internet platform. Our subsidiary in Canada is funded through diversified funding sources from retail as well as wholesale sources such as borrowings through securitization of insured mortgages across tenor buckets.

In line with local regulatory requirements, ICICI Bank UK has an Internal Liquidity Adequacy Assessment Process document (ILAAP), which is approved by its Board of Directors. The ILAAP outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK PLC, at least on monthly basis. ICICI Bank UK PLC has complied with these requirements throughout fiscal 2021. It maintained liquidity coverage ratio above the stipulated level of 100% during fiscal 2021 and complied with Pillar 2 liquidity requirements, as stipulated to it by the Prudential Regulation Authority (PRA).

In Canada, the liquidity coverage requirements guidelines from Office of the Superintendent of Financial Institution (OSFI) expect banks to have adequate high quality liquid assets, to meet its liquidity needs for a 30 calendar day liquidity scenario. The Banks are required to ensure that the value of the liquidity coverage ratio be no lower than 100.0%, in absence of the situation of financial stress. On March 27, 2020, the Office of the Superintendent of Financial Institutions communicated to all federally regulated deposit taking institutions that such institutions may use their high-quality liquid assets as a defense both against the potential onset of liquidity stress and during a period of liquidity stress, thereby falling below 100%. At March 31, 2021, ICICI Bank Canada maintained liquidity coverage ratio above the regulatory minimum of 100%. The Office of Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2021.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups to improve internal controls. The Board has constituted an Operational Risk Management Committee for analyzing and monitoring the risks associated with the various business activities of the Bank. The principal objective of the Committee is to mitigate operational risk within the Bank by creation and maintenance of an explicit operational risk management process. The Operational Risk Management Committee reviews the risk profile of various key functions, the tools used for management of operational risk and implementation of the operational risk management policies as approved by the Board. The Board has also approved a framework for approval of products and processes, which requires the products and processes pertaining to products/product variants to be assessed from an operational risk perspective.

Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training, employee errors, etc. Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning. The key elements in the operational risk management process in the Bank are risk identification and assessment, risk measurement, risk monitoring and risk mitigation.

Based on the Group Operational Risk Management Policy approved by the Board, for companies having total assets of more than Rs. 10.0 billion or assets under management of more than Rs. 100.0 billion, the respective group companies are responsible for implementing operational risk management framework through the operational risk management policy approved by their respective Boards.

A brief on the management of operational controls and procedures in the various business lines of the Bank is summarized below:

Operational Controls and Procedures in Retail Banking:

Retail banking is organized into a zonal structure and each of the zones is headed by a senior official of the Bank. The Bank has separate products, sales, credit and operations teams to ensure adequate controls for the product and service offering to the customers. The customers are sourced through branches, empaneled agents and digital channels and are serviced through the branches, contact centre and digital channels. The branches are supported by regional/centralized processing centers, which are designed to ensure adequate operational controls.

The Bank has put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions including sale and servicing of third party products. Amendments to these manuals are implemented through circulars, which are accessible to branch employees on the intranet. The branches are complemented by the product and sales teams. The banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures and transactions are also subjected to enhanced due-diligence based on certain criteria. There are also adequate safeguards in the sale of third party products to check that the prescribed guidelines are adhered to. The Bank provides pre-approved loan and credit card offers through digital channels to its customers based on pre-defined criteria and business rules. The servicing for the retail loans are monitored through a designated debt service management group and it is also supported by a team of agents for engagement and follow-up with the customers.

The Bank’s rural and inclusive banking activities cater to the financial requirement of customers residing in rural and semi-urban locations. The services are offered through the designated branches of the Bank and business correspondents. There are well-defined products, sales, credit and operations structure for customer sourcing and servicing. The Business Correspondents also facilitate in the enrollment of beneficiaries under various government social schemes, including financial inclusion.

The adherence to the processes and guidelines by the branches is overseen through risk monitoring, concurrent audits and internal audits. Further, there are various pre-defined tasks being performed by independent teams or external agencies which review the process and service quality such as hind-sighting, quality of securities pledged, title of the land considered as collateral, etc.

Operational Controls and Procedures for Wholesale and Transaction Banking

Wholesale Banking is also organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the credit risk management group, the legal group reviews the, security structure and documentation aspects and the lending operations group conducts verification and scrutiny of the loan documents vis-à-vis sanction terms, monitoring important covenants of the terms of sanction, monitoring creation of security and other important aspects for the facility extended by the Bank. The Bank has a credit monitoring group, which has devised early warning mechanisms for management and monitoring across the life cycle of the loan.

Transaction banking products and services are offered through identified transaction banking and retail banking branches, which are spread across all major business centers throughout the country. The transaction banking branches are led by zonal heads and regional heads, who are experienced bankers. The transactions initiated at these branches are processed by independent and centralized operation units responsible for the execution of trade finance, cash management and general banking transactions.

Operational Controls and Procedures in Treasury

The Bank has put in place internal controls with respect to its treasury operations, which include the segregation of duties between treasury front-office and treasury control and services group, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal size limits and product-wise limits. In order to mitigate the potential risk of mis-selling, if any, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, if any, over the counter deal execution related conversations are recorded on a voice recording system. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. The treasury control and services group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted independently in respect of treasury operations on a periodic basis. The control structure in treasury operations is designed to prevent errors and potential fraud and provide early-warning signals.

Operational Controls and Procedures in Operations

The operations group at the Bank manages the operations for retail banking, wholesale and transaction banking and treasury. The contact centre and customer service aspects are also managed by operations group. The retail and transaction banking branches are managed by the retail and transaction banking groups, respectively.

The Bank has designated centralized and regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing check clearing and remittances, outstation check collections, opening of deposit accounts, opening of depository accounts, processing account servicing requests for changes/modification in an existing account, loan account opening, disbursement and its servicing. Further, there are designated currency chests and cash processing centers located in various cities across India, which caters to the cash requirements of branches and ATMs. The centralized processing centers, are engaged in opening and activation of liability accounts and its servicing, processing identified transactions and electronic payments, dispatch of physical deliverables like cards, check books, account statements, issuance of passwords loan accounts maintenance, issuance of credit card or prepaid card, accounting and reconciliation, and repayment management activities for all retail asset products. The Bank uses robotics tools to process a large number of transactions, which are similar in nature.

The Bank has its contact centres in multiple cities for extending banking services to customers through phone banking. The services are offered through an automated Interactive Voice Response and as well through an agent after proper authentication of the customer.

Operational Controls and Procedures for Digital Channels:

The Bank has put in place authentication and authorization controls for transactions through online/internet banking. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers. In addition to login password, transactions including registration of payees for online remittances are required to be authorized with one-time password (OTP). To prevent unauthorised access by requesting net banking user ID or changing net banking password, the Bank has made debit card Grid Card Authentication (GCA) i.e. available on reverse side of debit card, as an authentication parameter. One-time password sent to customer’s registered mobile number is required to be authenticated to generate new password.

The Bank has put in place adequate authentication and authorization controls for transactions through iMobile Pay application. The iMobile Pay infrastructure is secured through the multi-layer information security controls, including hypertext transfer protocol secure/ transport layer security encryption throughout the session and details stored in encrypted database format. These are supplemented by periodic security audits, application penetration tests, security vulnerability test and network penetration/ application spoofing test. Customers can activate the iMobile Pay app only on their registered mobile number. Single User Single Device (SUSD) is also in place, so a customer can download the app only on one handset at a time. At the time of activation, user identity and password or digital code/pin and grid card authentication are taken as two-factor authentication. For transactions, user identity and password or digital code/pin and device identity are taken as two-factor authentication. The controls applicable in internet banking transactions for registering a payee, alerts to the customers’ mobile number, etc. are also followed for mobile banking transactions. Additionally, random grid card authentication is required, where a change in the customer’s device is identified. The e-commerce transactions carried out through credit cards also require a second factor authentication through a one-time password. The one-time password’s and alerts on transactions in the account are sent to the customer’s mobile number registered with the Bank.

Corporate Internet Banking offered primarily to non-retail customers follows a workflow based transaction authorization process and is also enabled for digital certificate authentication. Digital certificates are the digital equivalent (that is electronic format) of physical or paper certificates. These certificates are presented electronically to authenticate the customer’s identity and to access information or services on Corporate Internet Banking. Additionally, iSafe, is a real time adaptive authentication and monitoring solution for Corporate Internet Banking, which protects the users from any unauthorized access by fraudsters. Apart from normal authentication, iSafe has the capability to analyse data and rules such as user’s country, user’s IP, user’s device, payee addition and transactions, which is used for transaction monitoring.

To create awareness among customers about phishing, vishing and other internet-related frauds, the Bank regularly sends communications to customers. The Bank also has various fraud monitoring tools for online and offline monitoring of possible frauds being committed on customers account.

Operational Controls and Procedures for Information Technology and Information Security

The Bank has a governance framework for information security with oversight from the Information Technology Strategy Committee which is a Board-level Committee chaired by an Independent Director. The security strategy at the Bank is based on the principle of defense in depth and the IT risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In the endeavor towards providing high availability and continuity of services to its customers, including high availability of customer facing IT systems, the Bank has a Business Continuity Management Policy which also includes the Disaster Recovery Policy for recovery of its IT systems in the event of any disaster or contingency. The Bank also has the Information Security Policy and Cyber Security Policy which incorporates a cyber-crisis management plan. The Bank also conducts vulnerability assessment and penetration testing periodically to mitigate the risk that may arise from security vulnerabilities.

The cyber security threat landscape for banks and financial institutions globally is constantly evolving and threats such as phishing, distributed denial of service attacks, leakage of sensitive data, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are currently prevalent across the world.

Moreover, to enhance customer trust, the Bank has 24x7 monitoring and surveillance of systems by Security Operations Centre and IT Command Center (which includes Network Operation Center) supported by the resilience in the design, redundancy at every layer in Bank’s IT infrastructure (servers, storage and network). The Bank has processes for change management, identify management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at a remote location, which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed at the time of introducing new applications. As data protection is important, critical and vital, data leakage/loss prevention system is in place which consists of three verticals and many policies in order to protect confidential data at endpoint, network and storage level. The Bank also has in-house ethical hacking (red teams) to continuously test banking applications for vulnerabilities or security flaws. The Bank undergoes multiple assessments of its security by internal and external auditors, through specific thematic assignments and regulators to continuously check its security posture and strengthen its controls.

The Bank conducts and participates in cyber security drills to continuously fine tune its response mechanisms. The Bank runs frequent awareness campaigns for employees through mails, screen savers, etc., and conducts internal simulation exercises to ensure high levels of employee awareness on information security. The Bank is continuously reviewing and taking adequate measures to enhance the IT resilience in terms of application architecture, network and infrastructure. See also, “Risk Factors- Risks Relating to Our Business- We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

Business Continuity During Covid-19 Pandemic

With Covid-19 being declared as a pandemic by World Health Organization, in March 2020, the Bank had formed a Quick Response Team (QRT) to review various developments on account of the Covid-19 pandemic and provide directions to ensure continuity of critical business processes and services to its customers. The Quick Response Team continues to monitor the developments and guide the business and support groups in management of business continuity at the Bank.

At the onset of the pandemic the customers were advised to use digital channels for their banking requirements and through our digital platform, ICICI STACK, the various services that can be carried out online by the retail and corporate customers of the Bank was released. To augment the alternate modes of banking for the customers, the Bank re-calibrated the existing services and also enhanced the service offering of the online channels. The Bank launched WhatsApp banking. Further enhanced monitoring of the ATMs was carried out. Key business continuity measures were undertaken by the Bank to continue providing services and ensure safety of its employees and contractual staff during the pandemic including enabling Work From Home (WFH) to the extent possible. The officials required to attend branches and offices were required to follow the split team approach and stay arrangements for officials were provided in critical functions where required. The Bank provides medical support for employees and their families, has increased the insurance floater coverage under the group medical policy and has put in place robust mechanism to track and manage Covid-19 affected employees across offices. The safety and social distancing protocols are regularly communicated to the officials at the Bank and floor management for the customers visiting the branches are put in place to avoid over-crowding inside the branches. The guidance to employees and contractual staff on the various safety and hygiene matters, type of masks to be used, social distancing norms to be followed, etc. are communicated regularly.

To support the enhanced WFH requirement, we have increased the capacity and infrastructure set-up for the Virtual Private Network (VPN) and procured additional end-point laptop devices. Further, safety measures like second factor authentication and access to the internet for end point device only after the said authentication, is implemented. We are continuously undertaking risk assessment for augmenting the security controls to take swift action in an effort to curb any loophole and potential threats in the current working arrangement.

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

In December 2017, the Bank received three notices from Unique Identification Authority of India for non-compliance of guidelines under Aadhaar (Authentication) Regulations, 2016. The key non-compliance stated in the notices included obtaining universal consent from customers for use of Aadhaar details of customers to authenticate the customer with Unique Identification Authority of India in respect of all products and services offered by its Group companies, even if these products and services are not availed/intended to be availed by the customers, sharing of Aadhaar details between the Bank and the group companies, over-writing of customers’ previous bank account with ICICI Bank which results in transfer of various Aadhaar linked subsidies to the customer’s account with the Bank, and non-conformity with standard application programming interfaces and specifications laid down by Unique Identification Authority of India and Aadhaar (Authentication) Regulations, 2016. The Bank has since responded to the notices and is awaiting further communication from Unique Identification Authority of India in this regard.

The Directorate of Enforcement earlier issued six show-cause notices against ICICI Bank and certain other entities and persons alleging certain violations under Foreign Exchange Management Act, 1999 mainly pertaining to the sale of foreign exchange travel cards to travellers. In two of these matters, the Enforcement Directorate has imposed penalties both on ICICI Bank Limited and one of its employee for Rs. 0.8 million and Rs. 0.1 million respectively. In another matter, the Enforcement Directorate has imposed a penalty of Rs. 2.2 million on ICICI Bank Limited and Rs. 0.2 million on one of its employees. The Enforcement Directorate has further imposed a penalty of Rs. 0.6 million on ICICI Bank Ltd and Rs. 0.15 million on one of its employee with respect to one more matter. ICICI Bank Limited has filed an appeal against all the aforementioned orders before Appellate Tribunal for Foreign Exchange and the matters are listed for hearing in the Appellate Tribunal. In two other matters, the proceedings are underway.

In July 2019, several banks, including ICICI Bank received a show cause notice under Prevention of Money Laundering Act, from Financial Intelligence Unit, India for deficiencies in respect of Cross Border Wire Transfer Reports submitted by banks. The Bank has responded to the notice. Subsequently, the Financial Intelligence Unit has directed the Bank to review and re-submit the reports, because deficiencies were observed. The Bank has since then completed the re-filing of such reports to Financial Intelligence Unit, India.

See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADS.”.

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

The Internal Audit Group has adopted a risk based audit methodology in accordance with the Reserve Bank of India guidelines. The risk based audit methodology is outlined in the Internal Audit Policy. An annual risk based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk based audit plan. Resources required for implementing the risk based audit plan are also approved by the Audit Committee.

The Internal Audit Group also has a dedicated team responsible for information technology and information security (including cyber security) audits. The annual audit plan covers various components of information technology including applications, infrastructure, information technology governance/risk management and information technology general controls. Cyber security is a key focus area for audit, and activities undertaken by the information security function are also subjected to audit.

The Reserve Bank of India requires banks to have a process of concurrent audits of risk sensitive areas identified as per specific business models. Centralized Processing Centres are required to be under purview of concurrent audit. The coverage of branches/business areas under purview of concurrent audit and scope of work to be entrusted to concurrent auditors are required to be approved by the Audit Committee. In adherence with the requirements, the Internal Audit Group has put in place a systematic and structured approach for concurrent audit covering a review of high risk financial transactions originated by domestic retail liability branches, pan India. Additionally, domestic retail liability branches having high volume of high risk financial transactions are under purview of separate concurrent audit. Various other areas including treasury related functions are also under purview of concurrent audit. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. Some of the head office functions are also under purview of continuous audit. The details of the concurrent audit coverage are outlined in the annual risk based audit plan, approved by the Audit Committee.

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

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk with the Legal Group providing legal, security or other documentation, identifying, mitigating and advising on legal risks for our transactions, products and services, assessing legal compliance requirements of the various business, operations and other functions, assessing legal cases or claims against the Bank for provisioning (when case or claim assessed as probable) and reporting as part of contingent liabilities in the financial statements (when case or claim assessed as possible), employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal. Following the global financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”, and “—Legal and Regulatory Proceedings”.

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

All credit risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two-tier approach to assessment of credit risk. The first review is carried out by the commercial officer proposing the transaction and the second review comprises of an independent assessment and evaluation by an officer from the risk team. Credit risk is also managed at the portfolio level by monitoring key parameters of risk concentration such as industry exposures, country exposures, internal rating category based exposures and large exposures.

ICICI Bank UK has a Board approved Internal Liquidity Adequacy Assessment process document, which outlines the liquidity management process of ICICI Bank UK. ICICI Bank UK uses various tools for measurement of liquidity risk including the statement of structural liquidity, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios. High quality liquid assets are maintained to comply with the liquidity coverage requirements stipulated by the Prudential Regulation Authority.

ICICI Bank UK has Board/Board committee approved policies for managing market risk such as its treasury policy manual and mandate, IRRBB management policy, valuation policy, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, earnings at risk, portfolio limits, price value of one basis point change in interest rate, price value of one basis point change in credit spread, stop loss limits and value at risk limits.

The management of operational risk (including fraud risk) is governed by the Operational Risk Management Policy approved by the Board Risk Committee. Operational risk elements include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques. ICICI Bank UK has also implemented an outsourcing policy, reviewed and approved by the Board Risk Committee on an annual basis, to mitigate outsourcing risks and ensure the application of a standardized approach for all outsourcing arrangements.

ICICI Bank UK’s Conduct Risk Appetite Framework is approved by the Board of ICICI Bank UK and reviewed on an annual basis by the Board Risk Committee as part of the overall risk appetite framework of the Bank. ICICI Bank UK’s Conduct Risk Appetite is closely aligned to the FCA requirements and expectations. It balances the need of all stakeholders by acting as both a governor of risk and driver of current and future business strategy, with particular focus on delivering fair outcomes to the customers of ICICI Bank UK. ICICI Bank UK has also established a Conduct Risk Policy, which is aligned with the Conduct Risk Appetite Framework and ensures that effective governance arrangements are in place for managing and monitoring conduct risk exposure of ICICI Bank UK.

ICICI Bank UK has implemented an integrated approach to IT security and made significant progress in enhancing its information security governance through monitoring at the Information Technology and Security Committee. Additionally, periodic presentations are provided to the Board Risk Committee on cyber threat landscape and the measures like periodic vulnerability and penetration testing, Application security life cycle assessment, information security awareness programs and cyber incident management undertaken to mitigate risks. During the year, ICICI Bank UK renewed its “Cyber Essentials” certificate and badge which demonstrates that ICICI Bank UK’s information security processes and procedures meet the UK baseline standards.

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

The Risk Committee has delegated operational responsibility for management of operational risk to the Non-Financial Risk Committee under the Management Committee. Non-Financial Risk Committee is responsible for managing operational risks in the day-to-day operations of ICICI Bank Canada, Fraud Risk and Compliance related risk. The Non-Financial Risk Committee under the oversight of Management Committee reviews the Operational, Compliance and Fraud Risk Management implementation and risk profiles on a monthly basis.

Canada experienced market-wide liquidity tightening and higher volatilities in the fixed income and foreign exchange markets at the beginning of the pandemic. ICICI Bank Canada observed higher than usual collateral posting requirements with foreign exchange swap counterparties due to currency price movements. ICICI Bank Canada proactively maintained higher liquid assets and took all internal approvals for participation in Bank of Canada’s standing term liquidity facility for liquidity requirements towards unforeseen contingency events.

Following the outbreak of the Covid-19 pandemic, our overseas banking subsidiaries conducted detailed reviews of their portfolios as well as their underwriting norms. While these subsidiaries have made additional Covid-19 related provisions, the extent of impact of the pandemic on their loan portfolios is uncertain. The pandemic and its economic impact may negatively impact growth and profitability in these subsidiaries.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is a primary dealer and has Government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Primary Dealership has developed comprehensive risk management policies which seek to manage the risks generated by the activities of the organization. The Corporate Risk Management Group develops and maintains models to assess market risks which are constantly updated to capture the dynamic nature of the markets. The Corporate Risk Management Group also participates in the evaluation and introduction of new products and business activities.

ICICI Securities Primary Dealership has an internal Risk Management Committee and Information Technology Strategy Committee which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management and Information Technology Strategy Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and overseeing adherence to the risk and investment limits set by its Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Company also has a Reputation Risk Committee. The Board, on the recommendation of the Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational (including legal, compliance, outsourcing, business continuity, information and cyber security) risks. The Board periodically reviews the potential impact of strategic risks such as changes in macro-economic factors, government policies, regulatory environment and tax regime on the business plan of the company. In addition to these risks, the life insurance industry faces sustainability risks related to environmental, social and governance issues. For the potential impact of climate change on the asset side, the Company is implementing a framework for investment decisions that will support mitigation of risks due to climate change as well as other environmental, social and governance risks by factoring these explicitly in its investment decisions. Apart from climate change, there are emerging risks associated with public health trends such as obesity related disorders and demographic changes such as ageing. The company’s risk management framework seeks to identify, measure and control its exposures to all these risks within its overall risk appetite. The risk policy sets out the governance structure for risk management in ICICI Prudential Life Insurance Company.

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

There have been regular assessments of the impact of the Covid-19 pandemic on the risk profile of the Company, including stress testing of various risks on the solvency position of ICICI Prudential Life Insurance Company. The Company continues to closely watch the evolving situation for appropriate risk mitigation and management.

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

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2021.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2021 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2021. Effectiveness of our internal control over financial reporting at year-end fiscal 2021 has been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm, as stated in their attestation report, which is included herein. See also “—Legal and Regulatory Proceedings”.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio increased by 11.5% from Rs. 7,393.6 billion at year-end fiscal 2020 to Rs. 8,246.6 billion at year-end fiscal 2021. At year-end fiscal 2021, 87.4% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2017		2018		2019		2020		2021		2021
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	2,446,478	Rs.	2,924,289	Rs.	3,578,558	Rs.	4,053,805	Rs.	4,808,137	US$	65,739
Rupee		2,259,184		2,735,592		3,330,733		3,821,242		4,529,227		61,926
Foreign currency(2)		187,294		188,697		247,825		232,563		278,910		3,813
Commercial(3)		2,906,744		3,018,836		3,234,407		3,338,913		3,437,736		47,002
Rupee		1,729,028		1,971,895		2,243,023		2,221,253		2,678,318		36,619
Foreign currency		1,177,666		1,046,941		991,384		1,117,660		759,418		10,383
Lease financing		—		1,137		1,418		910		723		10
Rupee		—		—		—		—		—		—
Foreign currency		—		1,137		1,418		910		723		10
Gross loans		5,353,222		5,944,262		6,814,383		7,393,628		8,246,596		112,751
Rupee		3,988,261		4,707,487		5,573,756		6,042,495		7,207,545		98,545
Foreign currency		1,364,961		1,236,775		1,240,627		1,351,133		1,039,051		14,206
Total gross loans		5,353,222		5,944,262		6,814,383		7,393,628		8,246,596		112,751
Allowance for loan losses		(200,049)		(275,720)		(344,766)		(331,167)		(328,582)		(4,493)
Net loans	Rs.	5,153,173	Rs.	5,668,542	Rs.	6,469,617	Rs.	7,062,461	Rs.	7,918,014	US$	108,258

_____________

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 67.8 billion at year-end fiscal 2021.

(3)	Includes builder financing and dealer financing.

Our gross rupee loans increased from Rs. 6,042.5 billion constituting 81.7% of our total gross loans at year-end fiscal 2020 to Rs. 7,207.5 billion constituting 87.4% of our total gross loans at year-end fiscal 2021 primarily due to an increase in consumer loans and credit card receivables portfolio. Our gross foreign currency loans decreased from Rs. 1,351.1 billion, constituting 18.3% of our total gross loans at year-end fiscal 2020 to Rs. 1,039.1 billion, constituting 12.6% of our total gross loans at year-end fiscal 2021 primarily due to a decrease in loan portfolio of overseas branches of ICICI Bank and loan portfolio of ICICI Bank UK. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

At year-end fiscal 2021, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between 1.5% to 2.0% of our assets. We had outstanding cross-border loans to United Kingdom borrowers amounting to between 0.4% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables and loans to higher-rated corporate borrowers. For loans which are secured, we generally stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewelry. The Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million. Further, the Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 75% for non-agricultural loans secured by gold ornaments and jewelry, except for the period from August 6, 2020 until March 31, 2021 during which, maximum loan-to-value of upto 90% was permitted for loans taken for non-agricultural purposes to mitigate the economic impact of the Covid-19 pandemic.

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

Commercial loans

The Bank generally requires collateral at origination for commercial loans. We may also extend unsecured facilities in certain circumstances. Such circumstances may include working capital limits outside consortium, short term requirements of the borrower, regulatory norms/restrictions on taking security and facilities where adequate structural comforts are available to mitigate the envisaged credit risks and retail loans such as credit cards and personal loans. We also provide unsecured loans to higher rated, well-established corporates. The collateral for project and other corporate loans are usually immovable assets which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor, except for projects such as road/airport and other concession based projects. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. Security interests upon immovable property are generally required to be registered with the relevant Sub- Registrar in terms of the Registration Act, 1908. This registration amounts to a constructive public notice of the security interests. We may also take security of a pledge of financial assets like marketable securities, and obtain corporate guarantees and personal guarantees and sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

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

The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property and immovable property held as collateral is updated annually, subject to regulatory guidelines. For commercial and industrial properties, the Bank obtains a valuation report at least once every two years. However, in the following scenario the Bank obtains the valuation report on annual basis:

•	The borrower has been classified as non-performing asset or red flagged account, and

•	The outstanding balance exceeds Rs. 500 million, and

•	The Bank is the sole-lender, the lead bank in the consortium or the largest lender in a multiple banking arrangement.

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

The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed borrowers. In August 2017, the Reserve Bank of India identified additional borrowers and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The banks have referred several of these accounts to the National Company Law Tribunal under the Insolvency and Bankruptcy Code during fiscal 2018. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated in the framework through both legislation and judicial decisions. If resolution of one or more of these borrowers is not achieved and they go into liquidation, the realization from the collateral may come down. In June 2020, the Government of India suspended the initiation of fresh insolvency proceedings for any default arising during the period of one year beginning from

March 25, 2020. This suspension for filing new applications of insolvency resolution process ended on March 24, 2021.

The Reserve Bank of India issued a framework on resolution of stress assets by which the banks are required to implement the resolution plan within 180 days from the end of “review period” (30 days from default) in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more (Rs. 15.0 billion from January 1, 2020), failing which banks will be required to make additional provision of 20.0%. The banks will be required to make further additional provision of 15.0%, if the resolution plan is not implemented within 365 days from the commencement of “review period”. Half of the additional provision may be reversed on filing of the insolvency application and remaining additional provision may be reversed upon admission of the borrower into the insolvency resolution process under the Insolvency and Bankruptcy Code. The additional provisions may also be reversed on implementation of the resolution plan, if the borrower is not in default for a period of six months from the date of clearing of the overdues with all the lenders or upon completion of the assignment of debt/recovery. The prudential framework for resolution of stressed assets has been modified and for stressed assets, where a resolution plan is underway and these were within the “review period” at March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180 days from the end of “review period” for resolution. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Insolvency and Bankruptcy Code, 2016”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks. There was a proposal mooted by the Government of India in June 2020 to decriminalize such consequences of dishonor of checks, but the same is yet to be implemented. We are also adopting online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions.

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

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure to a particular industry in the light of our forecasts of growth and profitability for that industry. Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which we have credit exposures. We monitor developments in various sectors to assess potential risks in our portfolio and new business opportunities. ICICI Bank’s policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, we have a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track- record of the borrowers. See also -“Risk Management-Credit Risk”. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits. Our largest exposure was to the services-finance sector at 9.9% of the total exposure at year-end fiscal 2021.

Pursuant to the new guideline of the Reserve Bank of India effective from April 1, 2019, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s eligible capital base at all times. Eligible capital base represents the Bank’s Tier I capital as per last audited balance sheet. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of the exposure to a single counterparty further by 5.0% (i.e., 25.0% of the Tier I capital fund). The limit is applicable to total exposure, including off-balance sheet exposures. Off-balance sheet items are required to be converted into credit exposure equivalents through the use of credit conversion factors as per the standardized approach for credit risk for risk based capital requirements, with a floor of 10%. At year-end fiscal 2021, we were in compliance with these guidelines.

In addition, the Bank has a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. See also -“Risk Management-Credit Risk”.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2017			2018			2019			2020			2021
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a%
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	2,689,642	50.2%	Rs.	3,207,922	54.0%	Rs.	3,937,926	57.8%	Rs.	4,506,137	60.9%	Rs.	5,430,829	US$	74,253	65.9%
Services—finance		273,163	5.1		343,526	5.8		467,808	6.9		431,214	5.8		573,124		7,836	6.9
Roads, port, telecom, urban development & other infrastructure		239,522	4.5		217,537	3.7		300,742	4.4		305,673	4.1		299,843		4,100	3.6
Power		311,902	5.8		287,473	4.8		211,634	3.1		215,139	2.9		213,671		2,921	2.6
Services—non finance		233,575	4.4		231,881	3.9		191,144	2.8		202,579	2.7		173,964		2,379	2.1
Crude petroleum/ refining & petrochemicals		86,852	1.6		142,451	2.4		168,268	2.5		194,428	2.6		154,273		2,109	1.9
Wholesale/retail trade		133,313	2.5		146,023	2.5		177,258	2.6		174,266	2.4		152,607		2,087	1.9
Construction		107,309	2.0		127,371	2.1		130,580	1.9		121,649	1.6		134,794		1,843	1.6
Iron and steel (including iron and steel products)		249,504	4.7		212,233	3.6		175,631	2.6		136,357	1.8		119,644		1,636	1.5
Electronics & engineering		100,167	1.9		103,420	1.7		120,636	1.8		115,788	1.6		99,356		1,358	1.2
Metal and metal products (excluding iron and steel)		98,176	1.8		55,678	0.9		60,319	0.9		87,296	1.2		64,752		885	0.8
Gems & jewelry		45,254	0.8		44,019	0.7		58,020	0.9		52,159	0.7		60,814		831	0.7
Food & beverages		88,356	1.7		77,305	1.3		70,887	1.0		68,029	0.9		58,955		806	0.7
Chemicals and fertilizers		55,473	1.0		64,493	1.1		77,287	1.1		80,344	1.1		58,447		799	0.7
Mining		110,157	2.1		106,257	1.8		80,940	1.2		36,449	0.5		46,661		638	0.6
Cement		76,091	1.4		63,074	1.1		33,825	0.5		33,019	0.4		25,198		345	0.3
Others(3)		454,766	8.5		513,599	8.6		551,478	8.0		633,465	8.8		579,664		7,925	7.0
Gross advances (loans)		5,353,222	100.0%		5,944,262	100.0%		6,814,383	100.0%		7,393,991	100.0%		8,246,596		112,751	100.0%
Allowance for advances (loan) losses		(200,049)			(275,720)			(344,766)			(331,530)			(328,582)		(4,493)
Net advances (loans)	Rs.	5,153,173		Rs.	5,668,542		Rs.	6,469,617		Rs.	7,062,461		Rs.	7,918,014	US$	108,258

_____________

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 67.8 billion at March 31, 2021.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding iron and steel and metal and metal products), automobiles, textile, drugs and pharmaceuticals, shipping and fast moving consumer goods.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. We are focused on capitalizing on opportunities in retail lending, including cross-selling additional products to our existing customers and growing our lending to small businesses, while adopting a selective approach to corporate lending. Given the focus on the above priorities, gross retail finance advances (including loans against foreign currency non-resident deposits) increased by 20.5% compared to an increase of 11.5% in total gross advances in fiscal 2021. As a result, retail finance increased from 60.9% of gross loans at year-end fiscal 2020 to 65.9% of gross loans at year-end fiscal 2021.

At year-end fiscal 2021, our 20 largest borrowers accounted for 8.9% of our gross loan portfolio, with the largest borrower accounting for 2.8% of our gross loan portfolio. The largest group of companies under the same management control accounted for 1.3% of our gross loan portfolio at year-end fiscal 2021.

At year-end fiscal 2021, our exposure to largest single counterparty accounted for 17.3% of our Tier I capital fund. The exposure to largest group of connected counterparties accounted for 15.4% of our Tier I capital fund at year-end fiscal 2021.

The overseas loan portfolio declined by 27.9% year-on-year at March 31, 2021. The overseas loan portfolio of ICICI Bank was 5.1% of the overall loan book at March 31, 2021. The non-India linked corporate portfolio (excluding exposures to banks and retail lending against deposits, the corporate fund and non-fund outstanding at March 31, 2021, net of cash/financial institutions/insurance backed lending) reduced by 44.6% year-on-year to US$ 4.14 billion at March 31, 2021. Out of US$ 4.14 billion, 70.1% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 15.8% of the outstanding was to non-India companies with Indian or India-linked operations and activities. The portfolio in this segment is well-rated and the Indian operations of these companies are target customers for the Bank’s deposit and transaction banking franchise. The Bank would continue to pursue risk-calibrated opportunities in this segment. Out of US$ 4.14 billion, approximately 6.3% was to companies owned by non-resident Indian/ person of Indian origin and 7.8% of the outstanding was to other non-India companies which is less than 1.0% of the total portfolio of the Bank.

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

	Rupees in million
Rating Grades	At March 31, 2020		At March 31, 2021
Investment grade	Rs.	6,809,476.3	Rs.	7,647,703.0
AAA, AA+, AA, AA-, 1, 2A-C		3,139,714.8		3,997,827.1
A+, A, A-, 3 A-C		1,807,324.9		1,842,513.2
BBB+, BBB and BBB-, 4A-C		1,862,436.6		1,807,362.7
Below investment grade[1]		223,069.7		213,595.3
Unrated		29,915.1		56,715.6
Net loans	Rs.	7,062,461.1	Rs.	7,918,013.9

_____________

1.	Includes non-performing and restructured loans.

See also “Consolidated financial Statements-Schedules forming part of the consolidated financial statements—Additional Notes-Note 7 - Credit quality indicators of loans”.

We have undertaken detailed analyses of the impact of the Covid-19 pandemic across various portfolios during fiscal 2021 and presented these to our Risk Committee on a quarterly basis. The assessments have considered key risk drivers such as sectoral risk and outlook, demand drivers, ease of restarting businesses post lockdown, liquidity position and leverage. These assessments have been used to identify the sub-segments of the portfolio to be monitored for potential developments and exposures to be monitored in light of the current environment on an ongoing basis. Further, with respect to the retail portfolio, incremental growth in the retail business has been calibrated factoring in the stress faced by different sectors owing to the Covid-19 pandemic. We have also implemented regulatory prescribed relief package including granting moratorium, extending loans under emergency credit linked guarantee scheme and restructuring of loans for eligible borrowers. We will continue with our approach of maintaining additional focus on continuous portfolio monitoring and evolving risk based product and portfolio strategies in light of the unprecedented disruptions due to the Covid-19 pandemic. In addition to Covid-19 related provision of Rs. 27.3 billion made in fiscal 2020, the Bank made net additional Covid-19 related provision of Rs. 47.5 billion during fiscal 2021 and held a cumulative Covid-19 related provision of Rs. 74.8 billion at year-end fiscal 2021. This provision was higher than the requirement as per the guidelines of the Reserve Bank of India. Our immediate focus in fiscal 2022 will be towards maintaining adequate liquidity, conservation of capital and robust credit monitoring. Given the Bank’s core operating profitability, liquidity and capital adequacy, we believe that we are well-placed to absorb the impact of the challenges in the environment.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2021.

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

As prescribed by the Reserve Bank of India’s Master Direction on “Priority Sector Lending - Targets and Classification” dated September 4, 2020, the priority sectors include the agricultural sector, food and agri-based industries, small, micro and medium enterprises, education, housing, social infrastructure, renewable energy export credit and others. The overall target for priority sector lending is 40.0% of the adjusted net bank credit, out of which banks are required to lend a minimum of 18.0% to the agriculture sector. There are sub-targets of 8.0% for lending to small and marginal farmers (out of agriculture) and 7.5% lending target to micro-enterprises. The Reserve Bank of India had directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India has set a target of 12.14% of adjusted net bank credit for this purpose for fiscal 2021. Banks are also required to lend 10.0% of their adjusted net bank credit, to certain borrowers under the “weaker section” category. From fiscal 2022, the targets for lending to small and marginal farmers and weaker sections have been increased in a phased manner by the Reserve Bank of India. The target for lending to small and marginal farmers will increase from the current 8.0% of adjusted net bank credit in fiscal 2021 to 9.0% in fiscal 2022, 9.5% in fiscal 2023 and to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society is being increased from 10.0% in fiscal 2021 to 11.0% in fiscal 2022, 11.5% in fiscal 2023 and 12.0% in fiscal 2024.

The Reserve Bank of India has allowed banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The cost of purchasing such certificates may increase substantially depending on the demand and supply scenario. Any shortfall after taking into account transactions in priority sector lending certificates may be required to be allocated to investments yielding sub-market returns. The Bank also purchases priority sector lending certificates to meet directed lending requirements, and at a higher cost depending on the demand for and supply of such certificates. Going forward, the phased increase in sub-segment targets from fiscal 2022 and higher growth in domestic loan portfolio could lead to a significant increase in the target amount for meeting the priority sector requirements. In view of the continuing shortfall in agriculture lending sub-targets and weaker section loans and limited availability of priority sector lending certificates, the Bank will have to significantly increase the purchase of priority sector lending certificates which could be at a substantially higher cost with subsequent shortfall invested in instruments yielding sub-market returns.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, the Micro Units Development and Refinance Agency Limited (MUDRA) and other financial institutions as decided by the Reserve Bank of India from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2021, our total investment in such funds was Rs. 311.78 billion, which was fully eligible for consideration in overall priority sector achievement.

As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis. Total priority sector lending for fiscal 2021 was Rs. 2,448.4 billion constituting 40.3% (Rs. 2,153.4 billion constituting 40.3% for fiscal 2020) of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to agriculture sector for fiscal 2021 was Rs. 1,019.5 billion constituting 17.0% (Rs. 834.6 billion constituting 15.6% for fiscal 2020) of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advance to weaker sections for fiscal 2021 was Rs. 641.6 billion constituting 10.7% (Rs. 443.9 billion constituting 8.3% for fiscal 2020) of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. The average lending to small and marginal farmers for fiscal 2021 was Rs. 514.3 billion constituting 8.6% (Rs. 321.5 billion constituting 6.0% for fiscal 2020) of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 448.5 billion constituting 7.5% (Rs. 408.7 billion constituting 7.7% for fiscal 2020) of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 731.6 billion constituting 12.2% (Rs. 531.0 billion constituting 9.9% for fiscal 2020) of adjusted net bank credit against the requirement of 12.1% of adjusted net bank credit. The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank. During fiscal 2021, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 357.7 billion (fiscal 2020: Rs. 382.0 billion) and sold Priority Sector Lending Certificates amounting to Rs. 417.9 billion (fiscal 2020: Rs. 391.4 billion). See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s average priority sector loans, classified by the type of borrower

	Fiscal 2021
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector	Rs.	1,019.5	US$	14	41.6%	17.0%
Micro, small and medium enterprises		1,228.8		17	46.9	19.2
Others		200.1		3	11.5	4.7
Total	Rs.	2,448.4	US$	34	100.0%	40.9%

	Fiscal 2020
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector	Rs.	834.6	US$	11	38.8%	15.6%
Micro, small and medium enterprises		1,104.2		15	51.2	20.7
Others		214.6		3	10.0	4.0
Total	Rs.	2,153.4	US$	29	100.0%	40.3%

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2021, ICICI Bank’s export credit was Rs. 77.26 billion, which amounted to 1.26% of the Bank’s adjusted net bank credit.

Loan Pricing

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

Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank marginal cost of funds based lending rate and comprise the ICICI Bank marginal cost of funds based lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its marginal cost of funds based lending rate, except for certain exemptions. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers will also have the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the marginal cost of funds based lending rate system, would continue to be based on the earlier benchmark rate regimes. ICICI Bank’s 1-year marginal cost of funds based lending rate decreased by 85 basis points from 8.15% at March 31, 2020 to 7.30% at March 31, 2021. ICICI Bank marginal cost of funds based lending rates at March 31, 2021 were between 7.05% to 7.30%.

The Reserve Bank of India through its circular dated September 4, 2019 amended the Master Direction – Interest Rate on advances and mandated banks to link all new floating rate personal or retail loans (housing, auto, etc.) and floating rate loans to micro and small enterprises extended by banks to specified external benchmarks with effect from October 1, 2019. Banks have been given the option to offer such external benchmark linked loans to other types of borrowers as well. Further, the Reserve Bank of India through its circular dated February 26, 2020 amended the Master Direction – Interest Rate on advances and mandated that all new floating rate loans to the Medium Enterprises extended by banks from April 1, 2020 shall also be required to be linked to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India Policy Repo Rate and 3 months Treasury Bill rates as published by Financial Benchmarks India Pvt. Ltd.

Classification of Loans

ICICI Bank classifies its assets, including those in the overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a continuous period of 90 days and in respect of bills, if the account remains continuously overdue for more than 90 days. As per the Reserve Bank of India’s measures on Covid-19, the moratorium period, wherever granted to borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. The Reserve Bank of India guidelines also require banks to classify an asset as non-performing based on qualitative criteria such as use of loan funds by a borrower for purposes other than those stipulated at the time of loan origination, inability of a borrower to perform or comply with the terms stipulated in a restructuring scheme for loans restructured with forbearance in asset classification, assessment of a borrower’s ability to complete projects which have been funded by the Bank within certain timelines documented at the time of loan origination and certain other non-financial parameters. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of the National Housing Bank. Loans made by our United Kingdom banking subsidiary are classified as impaired only if there is objective evidence of impairment as a result of one or more events (a loss event) that occurred after the initial recognition of the loan and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Loans made by our Canadian banking subsidiary are considered credit impaired when one or more events that have a detrimental impact on the estimated cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent of the amount outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. The loans that are restructured (other than due to delay up to a specified period for the implementation of projects, loans restructured under Resolution Framework for Covid-19-related Stress and restructuring of eligible loans under micro, small and medium enterprises) are classified as non-performing. See below “—Restructured Loans”.

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

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. A loan extended for the implementation of an infrastructure project (including commercial real-estate project), is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement. Similarly, a loan extended for the implementation of a non-infrastructure project, is classified as non-performing if the project fails to commence operations within 12 months from the documented date of such commencement.

During fiscal 2021, the loans restructured under specific guidelines issued by the Reserve Bank of India for Resolution Framework for Covid-19-related Stress and for certain eligible micro, small and medium enterprises are not classified as non-performing as permitted by the Reserve Bank of India.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. As per these guidelines, loans restructured are classified as non-performing loans. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. The moratorium granted on repayment of principal/interest to the borrowers in terms of measures taken by the Reserve Bank of India post outbreak of Covid-19 pandemic is not accounted as restructuring of loan. The Reserve Bank of India has issued guidelines for restructuring of loans to micro and small enterprises borrowers while continuing asset classification as standard, subject to specified conditions. Further, Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions.

A restructured loan, which is classified as a standard restructured loan, is subject to higher standard asset provisioning and higher risk weight for capital adequacy purposes than non-restructured standard loans up to the period specified in the guidelines. The specified period is a period of one year from the commencement of the first payment of interest or principal whichever is later on the credit facility with the longest moratorium as per the restructuring package during which payment performance is monitored. The loan continues to be classified as restructured until it reverts to the normal level of standard asset provisions/risk weights for capital adequacy purposes, which is a period of one year after the end of the specified period. Loans restructured (excluding loans given for implementation of projects and which are delayed up to a specified period and other mentioned above) by re-scheduling principal repayments and/or the interest has been classified as non-performing and in addition to the provision for the diminution in fair value of the restructured loans, loan loss provision as applicable to non-performing loans for all loans availed by these borrowers is made. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines.

The restructured loans, classified as non-performing assets, can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least 10.0% of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan whichever is later. In addition to satisfactory performance during the ‘specified period’, accounts above a specified threshold (currently Rs. 1.0 billion and above) shall also require their credit facilities to have an investment grade rating at the end of ‘specified period’ by one or two credit rating agencies, depending on the size of exposure, accredited by the Reserve Bank of India for the purpose of bank loan ratings.

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

The standard asset provisioning on restructured loans is required to be maintained at 5.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attract a standard asset provision of 5.0% for the period covering the moratorium and two years thereafter. The loans restructured under Reserve Bank of India guidelines for Covid-19 relief attracts 10.0% general provision.
An additional provision of up to 0.80% is required to be made on amounts due from entities having unhedged foreign currency exposure. A provision of 5.0% is also required in respect of standard loans to companies having director(s) whose name(s) appear more than once in the list of wilful defaulters.
Sub-standard assets:	A provision of 15.0% is required for all sub-standard assets. A provision of 25.0% is required for accounts that are unsecured. Unsecured infrastructure loan accounts classified as sub-standard require provisioning of 20.0%.
Doubtful assets:	A 100.0% provision/write-off is required against the unsecured portion of a doubtful asset and is charged against income. For the secured portion of assets classified as doubtful, a 25.0% provision is required for assets that have been classified as doubtful for a year, a 40.0% provision is required for assets that have been classified as doubtful for one to three years and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.
Loss assets:	The entire asset is required to be written off or provided for.
Restructured loans:	The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The diminution in fair value is computed by discounting both sets of cash flows, based on interest rate prior to restructuring and post restructuring, at the existing rate of interest charged on the loan before the restructuring. This provision on restructured loans is in addition to provisioning requirement on non-performing loans.

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

Further, Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions. The Reserve Bank of India circular requires the banks to hold minimum 10% provision on such loans.

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

The Bank granted a moratorium on the payment of principal and/or interest in case of certain borrowers in accordance with Reserve Bank of India guidelines. Further, the Reserve Bank of India guidelines on ‘Resolution Framework for Covid-19 related Stress’ provide a prudential framework for resolution plan of certain loans. The Bank made general provision on such loans at rates equal to or higher than the requirements stipulated under the Reserve Bank of India circular. The Bank also made additional Covid-19 related provision.

The Reserve Bank of India guidelines do not specify the conditions under which assets may be written-off. The Bank has internal policies for writing-off non-performing loans against loan loss allowances. Consumer loans and certain small value unsecured commercial loans are generally charged off against allowances after pre-defined periods of delinquency. Other loans are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement.

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

The additions to non-performing assets of the banking sector, including us, moderated since fiscal 2019. A few large accounts referred under the Insolvency and Bankruptcy Code were also resolved. However, challenges emerged in some sectors and specific corporate/promoter groups during fiscal 2019 and fiscal 2020. The non-banking financial companies and housing finance companies faced significant pressures from mid-2018, following a default by a large non-banking financial company involved primarily in the infrastructure sector. This resulted in tightening liquidity conditions and increase in yields on the debt of non-banking financial companies and housing finance companies, leading to funding and growth challenges. Several measures were announced by the Government of India and the Reserve Bank of India to enhance availability of funds to the sector in terms of additional liquidity support and partial credit enhancement. However, a large housing finance company defaulted on its repayments during fiscal 2020. Other sectors where challenges emerged during fiscal 2020 due to uncertainties and weak operating environment were telecom and real estate developers.

The Indian economy was impacted by Covid-19 pandemic during fiscal 2021 with contraction in industrial and services output across small and large businesses. The nation-wide lock down in April-May 2020 substantially impacted economic activity. The easing of lock-down measures subsequently led to a gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. There was an increase in additions to non-performing assets in fiscal 2021. The impact of Covid-19 pandemic continues as a second wave since the latter part of March 2021, has resulted in re-imposition of localised/regional lock-down measures in various parts of the country. A prolonged period of economic weakness caused by the second wave of the pandemic and uncertainty regarding normalization could continue to impact banking sector and result in higher addition to non-performing assets. The impact of the Covid-19 pandemic on credit quality and provisions, remains uncertain and dependent on the spread of Covid-19, further steps taken by the government, roll-out of vaccination program and the central bank to mitigate the economic impact, steps taken by the Bank and the time it takes for economic activities to resume at normal levels.

See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “Risk Factors—Risks Relating to Our Business—If the level of non-performing assets increases and the quality of our loan portfolio deteriorates, our business will suffer”, “—Strategy” and “Operating and Financial Review and Prospects—Executive Summary—Business environment—Trends in fiscal 2020”.

Various factors, including a rise in unemployment, prolonged recessionary conditions, decline in household savings and income levels, stress in real-estate builder segment, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, refinance risks due to slow-down in lending by non-banking financial companies, housing finance companies and other financial intermediaries, developments in the global and Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—Risks Relating to Our Business—” If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer. and “—Strategy”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2017		2018		2019		2020		2021		2021
	(in millions, except percentages)
Consumer loans and credit card receivables(1)	Rs.	28,062	Rs.	40,483	Rs.	51,409	Rs.	73,911	Rs.	142,923	US$	1,954
Rupee		28,061		40,478		51,278		73,795		142,758		1,952
Foreign currency		1		5		131		116		165		2
Commercial(2)		430,792		534,771		440,429		370,312		289,426		3,957
Rupee		228,643		285,415		260,783		240,236		217,450		2,973
Foreign currency		202,149		249,356		179,646		130,076		71,976		984
Leasing and related activities		7		7		7		—		—		—
Rupee		7		7		7		—		—		—
Foreign currency		—		—		—		—		—		—
Total non-performing assets		458,861		575,261		491,845		444,223		432,349		5,911
Rupee		256,711		325,900		312,068		314,031		360,208		4,925
Foreign currency		202,150		249,361		179,777		130,192		72,141		986
Gross non-performing assets(3)(4)(5)		458,861		575,261		491,845		444,223		432,349		5,911
Provisions for loan losses		(188,530)		(281,714)		(348,522)		(334,479)		(332,375)		(4,544)
Net non-performing assets	Rs.	270,331	Rs.	293,547	Rs.	143,323	Rs.	109,744	Rs.	99,974	US$	1,367
Gross customer assets(3)	Rs.	5,923,253	Rs.	6,681,141	Rs.	7,535,320	Rs.	8,113,343	Rs.	8,940,591	US$	122,239
Net customer assets	Rs.	5,720,375	Rs.	6,393,368	Rs.	7,183,487	Rs.	7,776,298	Rs.	8,606,618	US$	117,673
Gross non-performing assets as a percentage of gross customer assets		7.7%		8.6%		6.5%		5.5%		4.8%
Net non-performing assets as a percentage of gross customer assets		4.7%		4.6%		2.0%		1.4%		1.2%

________________

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, loans against securities, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(5) Does not include Rs. 3,694.5 million at March 31, 2021 and Rs. 13,092.6 million at March 31, 2020, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

The following table sets forth, for the periods indicated, the change in our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing asset portfolio(1).

	March 31,
Particulars	2017		2018		2019		2020		2021		2021
A. Consumer loans & credit card receivables(2)
Non-performing assets at the beginning of the fiscal year	Rs.	26,757	Rs.	28,062	Rs.	40,483	Rs.	51,409	Rs.	73,911	US$	1,011
Addition: New non-performing assets during the year		15,940		28,777		29,181		50,815		121,983		1,668
Less: Upgrade(3)		(5,337)		(4,107)		(5,386)		(6,834)		(6,989)		(96)
Recoveries (excluding recoveries made from upgraded accounts)		(7,192)		(8,105)		(11,224)		(14,725)		(16,781)		(230)
Write-offs		(2,106)		(4,144)		(1,645)		(6,754)		(29,201)		(399)
Non-performing assets at the end of the fiscal year	Rs.	28,062	Rs.	40,483	Rs.	51,409	Rs.	73,911	Rs.	142,923	US$	1,954
B. Commercial(4)
Non-performing assets at the beginning of the fiscal year	Rs.	266,389		430,792	Rs.	534,771	Rs.	440,429	Rs.	370,312	US$	5,063
Addition: New non-performing assets during the year		332,341		267,192		91,612		100,608		47,270		646
Less: Upgrade(3)		(4,741)		(34,561)		(12,882)		(4,708)		(10,557)		(144)
Recoveries (excluding recoveries made from upgraded accounts)		(39,209)		(39,998)		(51,372)		(55,771)		(38,357)		(524)
Write-offs		(123,988)		(88,654)		(121,700)		(110,246)		(79,242)		(1,084)
Non-performing assets at the end of the fiscal year	Rs.	430,792	Rs.	534,771	Rs.	440,429	Rs.	370,312	Rs.	289,426	US$	3,957
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	70	Rs.	7	Rs.	7	Rs.	7	Rs.	—	US$	—
Addition: New non-performing assets during the year		—		—		—		—		—		—
Less: Upgrade(3)		—		—		—		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—		—		—		—
Write-offs		(63)		—		—		(7)		—		—
Non-performing assets at the end of the fiscal year	Rs.	7	Rs.	7	Rs.	7	Rs.	—	Rs.	—	US$	—
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	293,216	Rs.	458,861	Rs.	575,261	Rs.	491,845	Rs.	444,223	US$	6,074
Addition: New non-performing assets during the year(3)		348,281		295,969		120,793		151,423		169,253		2,314
Less: Upgrade(4)		(10,078)		(38,668)		(18,268)		(11,542)		(17,546)		(240)
Recoveries (excluding recoveries made from upgraded accounts)		(46,401)		(48,103)		(62,596)		(70,496)		(55,138)		(754)
Write-offs		(126,157)		(92,798)		(123,345)		(117,007)		(108,443)		(1,483)
Non-performing assets at the end of the fiscal year(5)(3)	Rs.	458,861	Rs.	575,261	Rs.	491,845	Rs.	444,223	Rs.	432,349	US$	5,911

 ____________

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Does not include Rs. 3,694.5 million at March 31, 2021 and Rs. 13,092.6 million at March 31, 2020, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2017			2018			2019			2020			2021
	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		Amount		As a percentage of non- performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	38,224	8.3%	Rs.	50,458	8.8%	Rs.	62,667	12.7%	Rs.	86,678	19.5%	Rs.	158,052	US$	2,161	36.6%
Iron/steel and products		85,557	18.6		73,962	12.9		41,537	8.4		14,236	3.2		8,038		110	1.9
Power		63,969	13.9		105,673	18.4		73,327	14.9		51,984	11.7		46,072		630	10.7
Cement		53,781	11.7		—	—		—	—		10	—		451		6	0.1
Services—non finance		43,659	9.5		54,847	9.5		30,350	6.2		26,245	5.9		16,979		232	3.9
Mining		40,112	8.7		90,522	15.7		64,927	13.2		16,076	3.6		8,074		110	1.9
Construction		38,347	8.4		66,949	11.6		62,836	12.8		65,060	14.6		63,939		874	14.8
Roads, ports, telecom, urban development & other infrastructure		23,043	5.0		26,900	4.7		28,346	5.8		34,278	7.7		21,762		298	5.0
Shipping		14,338	3.1		11,750	2.0		10,636	2.2		8,774	2.0		5,792		79	1.3
Gems & jewelry		9,455	2.1		12,006	2.1		13,325	2.7		10,122	2.3		7,300		100	1.7
Food and beverages		8,312	1.8		9,011	1.6		18,233	3.7		13,007	2.9		4,792		66	1.1
Wholesale/retail trade		7,033	1.5		6,201	1.1		9,443	1.9		17,462	3.9		6,631		91	1.5
Crude petroleum/ refining and petrochemicals		3,816	0.8		21,718	3.8		22,609	4.6		32,576	7.3		27,800		380	6.4
Electronics and engineering		3,329	0.7		15,617	2.7		17,050	3.5		19,811	4.5		17,644		241	4.1
Textile		2,913	0.6		3,197	0.6		3,119	0.6		2,080	0.5		2,333		32	0.5
Chemicals & fertilizers		1,151	0.3		1,545	0.3		3,325	0.7		3,591	0.8		3,434		47	0.8
Metal & products (excluding iron & steel)		1,081	0.2		1,088	0.2		1,278	0.3		1,586	0.4		198		3	—
Services—finance		—	—		—	—		3,331	0.7		9,670	2.2		7,387		101	1.7
Other Industries(2)		20,741	4.8		23,817	4.0		25,506	5.1		30,977	7.0		25,671		350	6.0
Gross non-performing assets (3)	Rs.	458,861	100.0%	Rs.	575,261	100.0%	Rs.	491,845	100.0%	Rs.	444,223	100.0%	Rs.	432,349	US$	5,911	100.0%
Aggregate provision for loan losses		(188,530)			(281,714)			(348,522)			(334,479)			(332,375)		(4,544)
Net nonperforming assets	Rs.	270,331		Rs.	293,547		Rs.	143,323		Rs.	109,744		Rs.	99,974	US$	1,367

 __________________

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and fast moving consumer goods.

(3)	Does not include Rs. 3,694.5 million at March 31, 2021 and Rs. 13,092.6 million at March 31, 2020, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

See “—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment—Trends in fiscal 2020”.

The gross additions to non-performing commercial loans were Rs. 47.3 billion in fiscal 2021 as compared to Rs. 100.6 billion in fiscal 2020. During fiscal 2021, we upgraded non-performing commercial loans amounting to Rs. 10.6 billion and made recoveries of non-performing commercial loans amounting to Rs. 38.4 billion. During fiscal

2020, we upgraded non-performing commercial loans amounting to Rs. 4.7 billion and made recoveries of non-performing commercial loans amounting to Rs. 55.8 billion. During fiscal 2021, commercial loans amounting to Rs. 79.2 billion were written-off as compared to Rs. 110.2 billion in fiscal 2020, based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. As a result of above, gross non-performing commercial loans decreased from Rs. 370.3 billion at year-end fiscal 2020 to Rs. 289.4 billion at year-end fiscal 2021.

Gross additions to non-performing consumer loans increased from Rs. 50.8 billion in fiscal 2020 to Rs. 122.0 billion in fiscal 2021, primarily reflecting Covid-19 related stress in addition to the growth in consumer loan portfolio. During fiscal 2021, we upgraded non-performing consumer loans of Rs. 7.0 billion as compared to Rs. 6.8 billion in fiscal 2020. During fiscal 2021, we made recoveries against non-performing consumer loans of Rs. 16.8 billion (fiscal 2020: Rs. 14.7 billion) and wrote-off loans of Rs. 29.2 billion (fiscal 2020: Rs. 6.8 billion). Gross non-performing consumer loans increased from Rs. 73.9 billion at year-end fiscal 2020 to Rs. 142.9 billion at year-end fiscal 2021. The uncertainties due to Covid-19 pandemic led to general anticipation of a reduction in cash flows of businesses, income levels and the value of savings of households, as well as increased levels of unemployment. Lockdown measures significantly impacted collections due to mobility restrictions and borrowers conserving cash. Further regulatory measures including moratorium on repayment of principal/interest and standstill in asset classification were announced by the Reserve Bank of India from February 2020 to August 2020 to mitigate the economic consequences of the pandemic on borrowers. The standstill in asset classification continued up to March 2021, and there was an increase in additions to non-performing loans following the cessation of moratorium and asset classification standstill at year-end fiscal 2021, for the banking sector, including us.

As a result of the above, our gross non-performing assets decreased by 2.7% from Rs. 444.2 billion at year-end fiscal 2020 to Rs. 432.3 billion at year-end fiscal 2021. Our net non-performing assets decreased by 8.9% from Rs. 109.7 billion at year-end fiscal 2020 to Rs. 100.0 billion at year-end fiscal 2021. The net non-performing asset ratio decreased from 1.4% at year-end fiscal 2020 to 1.2% at year-end fiscal 2021. The provision coverage ratio increased from 75.3% at year-end fiscal 2020 to 76.9% at year-end fiscal 2021.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 44.0 billion at March 31, 2021 as compared to Rs. 50.6 billion at March 31, 2020. The provision held against these cases was Rs. 14.9 billion at March 31, 2021 as compared to Rs. 11.8 billion at March 31, 2020.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2017		2018		2019		2020		2021
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans and credit card receivables	Rs.	168	Rs.	230	Rs.	138	Rs.	2,113	Rs.	23,435	US$	320
Rupee		168		230		138		2,113		23,435		320
Foreign currency		—		—		—		—		—		—
Commercial(1)		50,687		18,349		3,599		2,181		15,341		210
Rupee		35,139		5,529		3,220		779		12,549		172
Foreign currency		15,548		12,820		379		1,402		2,792		38
Total restructured loans		50,855		18,579		3,737		4,294		38,776		530
Rupee		35,307		5,759		3,358		2,892		35,984		492
Foreign currency		15,548		12,820		379		1,402		2,792		38
Gross restructured loans(2)		50,855		18,579		3,737		4,294		38,776		530
Provisions for loan losses		(3,012)		(628)		(279)		(232)		(897)		(12)
Net restructured loans	Rs.	47,843	Rs.	17,951	Rs.	3,458	Rs.	4,062	Rs.	37,879	US$	518
Gross customer assets(2)	Rs.	5,923,253	Rs.	6,681,141	Rs.	7,535,320	Rs.	8,113,343	Rs.	8,940,591	US$	122,239
Net customer assets	Rs.	5,720,375	Rs.	6,393,368	Rs.	7,183,487	Rs.	7,776,298	Rs.	8,606,618	US$	117,673

	At March 31,
	2017	2018	2019	2020	2021
Gross restructured loans as a percentage of gross customer assets	0.9%	0.3%	0.0%	0.1%	0.4%
Net restructured loans as a percentage of net customer assets	0.8%	0.3%	0.0%	0.1%	0.4%

 ___________

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2017			2018			2019			2020			2021
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Retail finance	Rs.	168	0.3%	Rs.	158	0.8%	Rs.	93	2.5%		Rs 2,096	48.9%	Rs.	23,307	US$	318	60.1%
Construction		18,893	37.2		.611	3.3		239	6.4		235	5.5		8,534		117	22.0
Roads, port, telecom, urban development & other infrastructure		8,271	16.3		1,103	5.9		299	8.0		218	5.1		—		—	—
Power		1,296	2.5		971	5.2		94	2.5		985	22.9		1,173		16	3.0
Drugs and pharmaceuticals		3,680	7.2		2,024	10.9		625	16.7		335	7.8		—		—	—
Services-non finance		89	0.2		—	—		—	—		—	—		393		5	1.0
Iron/steel & products		1,570	3.1		—	—		—	—		—	—		—		—	—
Electronics & engineering		3,191	6.3		1,746	9.4		1,660	44.4		84	1.9		13		—	0.0
Chemicals & fertilizers		367	0.7		323	1.7		303	8.1		139	3.2		43		1	0.1
Services-finance		—	—		—	—		—	—		—	—		—		—	—
Mining		—	—		—	—		—	—		—	—		—		—	—
Shipping		2,799	5.5		—	—		—	—		—	—		—		—	—
Textiles		218	0.4		191	1.0		145	3.9		103	2.4		108		1	0.3
Food & beverages		886	1.7		656	3.5		—	—		—	—		108		1	0.3
Wholesale/retail trade		—	—		—	—		—	—		—	—		74		1	0.2
Metal & products (excluding iron & steel)		—	—		—	—		—	—		—	—		—		—	—
Gems & jewellery		—	—		—	—		—	—		99	2.3		—		—	—
Manufacturing products (excluding metals)		384	0.8		—	—		—	—		—	—		—		—	—
Automobile (including trucks)		1,187	2.3		1,193	6.4		—	—		—	—		1,620		22	4.2
Crude petroleum/ refining & petrochemicals		7,856	15.4		9,603	51.7		—	—		—	—		—		—	—
Others		1	0.0		—	—		280	7.5		—	—		3,403		48	8.8
Gross restructured loans	Rs.	50,855	100.0%	Rs.	18,579	100.0%	Rs.	3,737	100.0%	Rs.	4,294	100.0%	Rs.	38,776	US$	530	100.0%

	At March 31,
	2017			2018			2019			2020			2021
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans

Aggregate provision for loan losses		(3,012)			(628)			(279)			(232)			(897)		(12)
Net restructured loans	Rs.	47,843		Rs.	17,951		Rs.	3,458		Rs.	4,062		Rs.	37,789	US$	518

_____________

(1)	Others primarily include real estate.

During fiscal 2021, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 36.0 billion, as compared to Rs. 4.4 billion during fiscal 2020. Further, during fiscal 2021, restructured standard loans amounting to Rs. 0.4 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 2.9 billion during fiscal 2020. The gross outstanding standard restructured loans increased from Rs. 4.3 billion at year-end fiscal 2020 to Rs. 38.8 billion at year-end fiscal 2021 and the net outstanding restructured loans increased from Rs. 4.1 billion at year-end fiscal 2020 to Rs. 37.9 billion at year-end fiscal 2021. The outstanding provision on restructured loans (including the provision for funded interest) increased from Rs. 0.2 billion at year-end fiscal 2020 to Rs. 0.9 billion at year-end fiscal 2021. We additionally held general provision amounting to Rs. 4.6 billion at year-end fiscal 2021 on these restructured loans (at year-end fiscal 2020: Rs. 0.2 billion). See also “Operating and Financial Review and Prospects—Provisions for Non-Performing Assets and Restructured Loans”.

Further, at year-end fiscal 2021, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 4.4 billion. (at year-end fiscal 2020: Rs. 0.8 billion)

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 22.6 billion, or 5.0%, from Rs. 448.5 billion at year-end fiscal 2020 to Rs. 471.1 billion at year-end fiscal 2021. The aggregate net non-performing assets and net restructured loans increased by Rs. 24.0 billion, or 21.1%, from Rs. 113.8 billion at year-end fiscal 2020 to Rs. 137.8 billion at year-end fiscal 2021.

See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2021, the Bank’s Canadian subsidiary classified exposure of Rs. 27.7 billion as Stage-2 (March 31, 2020: Rs. 29.2 billion) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 1.0 billion (March 31, 2020: Rs. 1.6 billion) in fiscal 2021. The decrease in Stage-2 exposure and allowance for expected credit loss was primarily due to improving economic and business outlook in fiscal 2021 compared with the onset of Covid-19 pandemic in fiscal 2020.

In fiscal 2021, we sold commercial loans of two borrowers with an aggregate book value (net of provision) of Rs. 0.01 billion to asset reconstruction companies. In fiscal 2020, we sold commercial loans made to five borrowers with an aggregate book value (net of provision) of Rs. 0.01 billion to asset reconstruction companies. See also “—Classification of Loans—Non-Performing Asset Strategy”.

Non-Performing Asset Strategy

In respect of unviable non-performing assets, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral, driving consolidation and seeking resolution under the Insolvency and Bankruptcy Code under specific circumstances, which among other measures includes recovery through the sale of borrower’s assets in a time-bound manner. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded we undertake charge-offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early stage solutions to incipient problems.

The Bank’s strategy for the resolution of stressed corporate assets involves referring these cases for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal. The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The Bank has referred certain non-performing borrowers for resolution under the Insolvency and Bankruptcy Code, 2016, with the National Company Law Tribunal. Further, the filing for resolution by various stakeholders, including financial creditors and any other participants as may be eligible, could impact our provisioning and credit loss. In addition, the requirement to complete the resolution process within the stipulated timeline to avoid liquidation of the borrower, may impact recoveries from these stressed accounts. In the event borrowers go into liquidation, the additional credit losses may be significant. In June 2020, the Government of India suspended the initiation of fresh insolvency proceedings for any default arising during the period of one year beginning from March 25, 2020. This suspension for filing new applications of insolvency resolution process ended on March 24, 2021. In April 2021, the Government of India passed another ordinance introducing a pre-packaged insolvency resolution process for micro, small and medium enterprises.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. We sold net non-performing assets to asset reconstruction companies amounting to Rs. 37.1 billion in fiscal 2017, Rs. 2.7 billion in fiscal 2018, Rs. 2.8 billion in fiscal 2019, Rs. 0.01 billion in fiscal 2020 and Rs. 0.01 billion in fiscal 2021. At year-end fiscal 2021, we had an outstanding net investment of Rs. 20.4 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets and special mention account. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Guidelines on Sale and Purchase of Non-Performing Assets”.

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

Secured loans to retail customers are secured by the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process designed to ensure prompt action for follow-up on overdue loans and recovery of defaulted amounts. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions.

Provision for Loan Losses

The following table sets forth, at the periods indicated, the change in the provisions for our non-performing asset portfolio(1)

	At March 31,
	2017		2018		2019		2020		2021		2021
	(in millions)
A. Consumer loans & credit card receivables(2)
Aggregate provision for loan losses at the beginning of the year	Rs.	16,052	Rs.	17,209	Rs.	22,284	Rs.	28,253	Rs.	39,321	US$	538
Add: Provision made during the year		7,110		10,982		12,940		25,049		78,949		1,079
Less: Provision utilized for write-off		(2,106)		(1,148)		(1,641)		(6,626)		(28,235)		(386)
Less: Write-back of excess provisions		(3,847)		(4,759)		(5,330)		(7,355)		(8,967)		(123)
Aggregate provision for loan losses at the end of the year	Rs.	17,209	Rs.	22,284	Rs.	28,253	Rs.	39,321	Rs.	81,068	US$	1,108
B. Commercial(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	129,309	Rs.	171,314	Rs.	259,423	Rs.	320,262	Rs.	295,158	US$	4,036
Add: Provision made during the year		163,996		194,890		197,317		124,969		59,060		807
Less: Provision utilized for write-off		(114,415)		(86,830)		(120,670)		(109,526)		(79,174)		(1,082)
Less: Write-back of excess provision		(7,576)		(19,951)		(15,808)		(40,547)		(23,737)		(325)
Aggregate provision for loan losses at the end of the year	Rs.	171,314	Rs.	259,423	Rs.	320,262	Rs.	295,158	Rs.	251,307	US$	3,436
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	70	Rs.	7	Rs.	7	Rs.	7	Rs.	—	US$	—
Add: Provision made during the year		—		—		—		—		—		—
Less: Provision utilized for write-off		(63)		—		—		(7)		—		—
Less: Write-back of excess provision		—		—		—		—		—		—
Aggregate provision for loan losses at the end of the year	Rs.	7	Rs.	7	Rs.	7	Rs.	—	Rs.	—	US$	—
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	145,431	Rs.	188,530	Rs.	281,714	Rs.	348,522	Rs.	334,479	US$	4,574
Add: Provision made during the year		171,106		205,872		210,257		150,018		138,009		1,886
Less: Provision utilized for write-off		(116,584)		(87,978)		(122,311)		(116,159)		(107,409)		(1,468)
Less: Write-back of excess provision		(11,423)		(24,710)		(21,138)		(47,902)		(32,704)		(448)
Aggregate provision for loan losses at the end of the year	Rs.	188,530	Rs.	281,714	Rs.	348,522	Rs.	334,479	Rs.	332,375	US$	4,544

___________

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(3)	Includes working capital finance.

Provision for non-performing and other assets increased by 23.6% from Rs. 89.6 billion in fiscal 2020 to Rs. 110.8 billion in fiscal 2021 due to change in provisioning policy by ICICI Bank in fiscal 2021 on certain non-performing loans to make it more conservative and higher additions to non-performing assets in retail loans reflecting Covid-19 related stress, offset, in part, by lower ageing-based provisions on loans classified as non-performing assets in earlier years. The provision coverage ratio increased from 75.3% at March 31, 2020 to 76.9% at March 31, 2021. Provisions on consumer loans increased from Rs. 25.0 billion in fiscal 2020 to Rs. 78.9 billion in fiscal 2021 primarily due to higher additions to gross non-performing assets in consumer loans reflecting Covid-19 related stress and change in provisioning policy by ICICI Bank in fiscal 2021 on certain non-performing loans to make it more conservative.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2021, the Bank had Rs. 65.9 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries and joint ventures at year-end fiscal 2021.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)			Total assets(3)
(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/venture capital fund management	100.00%	Rs.	862	Rs.	2,460		Rs.	2,915
ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%		13,853		14,409			197,196
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		22,338		17,625			21,436
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		15			17
ICICI Securities Limited(4)(6)	March 1995	Securities broking & merchant banking	75.00%		25,854		18,038			81,557
ICICI International Limited	January 1996	Asset management	100.00%		19		100			103
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		2		8			9
ICICI Home Finance Company Limited(4)	May 1999	Housing finance	100.00%		16,135		17,871			155,102
ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%		72		83			122
ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%		(1)		130			131
ICICI Securities Inc.(4)(5)	June 2000	Securities broking	100.00%		172		272			365
ICICI Prudential Life Insurance Company Limited(6)	July 2000	Life Insurance	51.37%		840,328		91,194	(7)		2,172,281

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)			Total assets(3)
(in millions, except percentages)
ICICI Lombard General Insurance Company Limited(6)	October 2000	General insurance	51.88%		172,709		81,160	(7)		392,978
ICICI Bank UK PLC	February 2003	Banking	100.00%		7,016		37,048			216,168
ICICI Bank Canada	September 2003	Banking	100.00%		9,883		34,795			345,709
ICICI Prudential Pension Fund Management Company Limited(8)	April 2009	Pension fund management and Points of Presence	100.00%	Rs.	31	Rs.	288		Rs.	320

__________

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities Limited.

(6)	During fiscal 2021, the Bank sold 1.50% of its shareholding in ICICI Prudential Life Insurance Company Limited, 3.96% of its shareholding in ICICI Lombard General Insurance Company Limited and 4.21% of its shareholding in ICICI Securities Limited.

(7)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(8)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2021.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
(in millions, except percentages)
ICICI Strategic Investments Fund(4)	February 2003	Venture capital fund	100.00%	Rs.	87	Rs.	375	Rs.	410
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%		6,435		92		1,063
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking, finance and insurance	18.79%		67		131		175
ICICI Merchant Services Private Limited(5)	July 2009	Merchant acquiring and servicing	19.01%		5,396		6,011		8,109
India Infradebt Limited(5)	October 2012	Infrastructure finance	42.33%		13,135		21,467		146,926
India Advantage Fund-III(5)	June 2005	Venture capital fund	24.10%		66		688		976
India Advantage Fund-IV(5)	August 2005	Venture capital fund	47.14%		44		617		626
Arteria Technologies Private Limited(5)	February 2007	Software company	19.98%	Rs.	257	Rs.	194	Rs.	287

 _________________

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

At year-end fiscal 2021, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

A major element of our strategy is leveraging digital and technology across businesses, which includes the following:

•	Offering platforms such as iMobile Pay, our mobile banking application for individuals, corporate and retail internet banking platforms, InstaBIZ for business customers, Trade Online and Application Programme Interface Banking Portal, among others, which seek to provide superior transacting experience to customers, enable us to cross sell and upsell products to existing customers and help us in onboarding new customers in a seamless manner;

•	Offering seamless banking solutions such as instant payment solutions, instant savings accounts, instant term deposits and instant credit products such as personal loans, business loans, home loans including top up, auto loans, two-wheeler loans, overdraft facilities and credit cards that are accessible entirely through our digital channels;

•	Providing digital solutions for business banking customers, small and medium enterprises customers, merchants and corporate and institutional customers which enable us to tap into their ecosystems;

•	Partnering with technology companies, ecommerce players, platforms with large customer bases and transaction volumes, and fintechs to co-create digital products and solutions, acquire new customers and expand our reach;

•	Incubating innovative projects with startups; and

•	Investing in the reliability, resilience and scalability of our technology infrastructure.

We aim to create holistic value propositions for our customers through our 360-degree customer-centric approach and capture opportunities across customer ecosystems. In March 2020, we launched ICICI STACK to enable banking on a digital platform and ensure uninterrupted banking experience for all types of customers. Following the outbreak of the Covid-19 pandemic, this enabled continuity in banking services on digital platforms even during lockdown. Using ICICI STACK, we curate and offer personalised solutions to our customers suiting their life-stage and business needs.

Technology organization

The digital channels group focuses on internet and mobile banking solutions. Dedicated technology groups support core banking and other systems used by business groups and corporate functions. The technology infrastructure and technology management group are responsible for providing and maintaining the required infrastructure. A start-up investment and partnerships team focuses on collaborating with and investing in fintech start-ups and piloting strategic digital projects.

Digital platforms and solutions for retail customers

We focus on providing frictionless journeys to our customers through our internet banking and mobile banking platforms. We seek to use artificial intelligence and machine learning based engines to develop personas of customers and curate personalised offerings for them. We offer various solutions such as account opening, payment solutions, loans and credit cards, third party insurance products and investment solutions to our customers suiting their life-stage needs through our digital channels. We continue to see increasing adoption of digital channels by our customers. In fiscal 2021, digital channels accounted for over 90% of financial and non-financial savings account transactions. We continue to expand the suite of services offered through these platforms to ensure high engagement levels with customers. In December 2020, we expanded our mobile banking app, iMobile, to iMobile Pay which offers payment and banking services to customers of any bank. iMobile Pay can be used for making payments using Unified Payments Interface (UPI) and also offers instant banking services such as opening savings account, investments, loans and credit cards to non-ICICI Bank customers. A major new feature of iMobile Pay is ‘Pay to contact’ which enables users to automatically see the UPI IDs of their phone contacts. This functionality provides iMobile Pay users the convenience of inter-operability and enables them to easily transfer money to any payment app or digital wallet via UPI. There were over 2 million activations of iMobile Pay by non-ICICI Bank customers within six months of its launch. We have seen high customer engagement through repeat usage of features like ‘Pay to Contact’, ‘Scan to Pay’ (which enables payments using quick response code) and bill payments among others.

We revamped our ICICI Bank website during the year to equip it with new capabilities including semantic and personalized search, and voice and personalized communication. Our retail internet banking platform offers users a native dashboard and an interface that can be personalized by them to suit their requirements and preferences.

We offer banking services on WhatsApp to enable our customers to undertake multiple banking requirements such as checking savings account balance, last three transactions, credit card limit, and block/unblock credit and debit card in a secure manner with end-to-end encryption for all messages. We have integrated our artificial intelligence powered multi-channel chatbot, iPal, with Amazon Alexa and Google Assistant to enable our retail banking customers to undertake an array of banking services with just a simple voice command. Our digital wallet, Pockets, allows individual to transact on any website or mobile application in India. Recently, we launched a facility which allows users of Pockets, including non-account holders of the Bank, to instantly get a UPI ID linked to Pockets.

We have worked closely with the National Payments Corporation of India (NPCI) for the development of UPI, a payment platform which allows instant transfer of funds to any bank account using a virtual payment address and without requiring bank account details. Our strategy is to participate in UPI payments both directly through our own platforms and partner with third party players in the peer-to-peer and payment to merchant space of the UPI ecosystem. The total number of our UPI payment to merchant transactions increased by 93.6% in fiscal 2021 compared to fiscal 2020. We also offer an instant digital credit facility, PayLater, on our mobile app which enables pre-approved customers to avail instant credit for buying small ticket items through UPI.

In the area of remittances, we have focused on products that can expedite money transfer and offer convenience to customers in remitting money to India. Our Money2India website and mobile application offer seamless experience and round the clock instant transfers.

FASTag is an electronic toll collection system in India operated by the National Highways Authority of India through prepaid radio frequency identification tags. We issue prepaid radio frequency identification tags for vehicles for electronic toll collection through FASTag and have also developed a central clearing house to process the toll payments. We are one of the leading banks in electronic toll collection on highways through FASTag. We had a market share of approximately 38% in electronic toll collections through FASTag in fiscal 2021 and were ranked first in the industry.

We offer real-time account opening and activation to savings account customers, through enhanced system-driven validations. In fiscal 2021, we launched a facility that enables individual customers to complete the Know Your Customer (KYC) process, which is required to open a new relationship, through video interaction. This facility is available to customers who wish to open a savings account, avail credit cards, personal loans and home loans. In March 2021, approximately 45% of our Amazon Pay Credit Card customers were on-boarded through Video KYC.

We have undertaken a number of initiatives to offer a convenient and frictionless experience to customers by digitising the entire underwriting process, with instant loan approvals. In fiscal 2021, we launched Trackmyloan, an online mortgage loan application tracking platform for customers that tracks the loan journey and notifies them about their application status from login to sanction stage. With instant processes like Express Home Loans, the entire loan sanction process is facilitated in just five simple steps and in a few minutes for eligible customers. We offer a range of instant credit products such as personal loans, home loans including top up, auto loans, two-wheeler loans and credit cards that are accessible entirely through our mobile and internet banking platforms. The processing of loans is digitized end-to-end enabling instant disbursement to pre-approved customers.

Partnerships with platforms with large customer bases and transaction volumes offer unique opportunities for growth, acquiring new customers and enhancing service delivery and customer experience. We have partnered with Amazon Pay, a leading global ecommerce company and MakeMyTrip, a leading Indian online travel portal, to offer co-branded credit cards. We had approximately 1.6 million Amazon Pay credit cards at March, 31, 2021. We offer a host of application programme interfaces and software developer kits through our Application Programme Interface Banking Portal which enable third party apps to offer payment, trade, investment and credit solutions for their retail customers. We have partnered with a leading Indian educational technology and online tutoring firm to offer instant digital line of credit to their customers. We have recently partnered with merchant commerce platforms, to offer a Cardless Equated Monthly Instalment (EMI) facility which enables pre-approved customers of the Bank to buy electronic gadgets or home appliances at retail stores or on multiple ecommerce platforms by using their mobile phone number and Permanent Account Number in lieu of wallet or cards.

We are also promoting a digital culture and encouraging use of digital technology in the villages. We have a banking app for rural customers, Mera iMobile, which allows users in rural areas to avail multiple services including non-banking information and agri-related advisory on crop prices, news and weather. It is available in English and 11 vernacular languages and is used by more than half a million customers. The Bank uses imagery from Earth observation satellites to measure an array of parameters related to the land, irrigation and crop patterns which is used in combination with demographic and financial parameters to make expeditious lending decisions for farmers. This has helped in reducing the time taken for credit assessment.

Digital platforms and solutions for business banking customers, small and medium enterprise customers and merchants

Our digital platform, InstaBIZ, offers various services such as instant overdraft facility, payment of goods and services tax, foreign exchange deal booking, business loans based on revenues reported in goods and service tax returns, automatic bank reconciliations, inward and outward remittances.

We offer multiple solutions to our customers by enabling them to integrate with our systems in a frictionless manner using Application Programme Interfaces which are available on our Application Programme Interface Banking Portal. We have partnered with more than 50 players to create innovative and customised solutions using application programme interfaces for medium enterprises in areas such as payroll, accounting and billing. Using these solutions, customers can connect their systems with us instantly and in seamless manner thereby increasing their productivity. We provide customers the facility of opening current accounts through various partner channels which are integrated to the Bank’s systems and network through application programme interfaces. During fiscal 2021, we launched the iStartup 2.0 programme, which enables startups to open current accounts digitally at the time of incorporation with the Ministry of Corporate Affairs of the Government of India. We offer real-time current account activation to business banking customers by using enhanced system-driven validations and algorithms.

Our Trade Online platform allows customers to perform most of their trade finance and foreign exchange transactions such as regularization of bill of entry and export bills, availing letters of credit and fixed deposit backed bank guarantees, export credit, and import and export bill collections among others digitally. Customers can also avail bank guarantees on the go through our mobile and internet banking platforms using our express bank guarantee facility. We have created an online repository of bank guarantees called Bank Guarantee Repository Solution which can be used by government departments and institutions to view and authenticate bank guarantees issued in their favour.

Supply chain financing is an integral part of the small and medium enterprise business and a focus area towards deepening the Bank’s coverage of the corporate ecosystem. Our CorpConnect platform enables corporates to integrate their Enterprise Resource Planning system using application programme interfaces or host-to-host protocols. Our plug-n-play based digital supply chain financing platform, DigitalLite, enables onboarding of customers on the go. CorpConnect and DigitalLite enable corporates to seamlessly manage the supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless manner. Using these platforms, we are able to set up credit limits and offer credit sanction to corporate’s dealers and vendors within a few hours even if they are not customers of the Bank.

Our mobile application for merchants in India, Eazypay, allows merchants to accept payments on mobile phones and point-of-sale terminals through multiple modes including quick response codes, credit/debit cards of any bank and internet banking. We have recently launched a digital platform called Merchant Stack, which offers an array of banking as well as value-added services to retailers, online businesses and large e-commerce firms such as digital current account opening, instant overdraft facilities based on point-of-sale transactions, instant settlement of point of sale transactions, facility to help merchants take their business online and help them to manage invoicing, inventory and collections, loyalty rewards programme and alliances with major e-commerce and digital marketing platforms for expansion of online presence among others.

We also provide platforms and solutions that go beyond banking and support the growth of small and medium enterprises like providing an online marketplace to buy and sell products and avenues for networking, building knowledge on businesses and global best practices.

Digital platforms and solutions for corporate and institutional customers

We offer customized digital solutions to corporate and institutional customers and their ecosystems of employees, vendors, dealers and, promoters, directors and signatories. Our digital offerings for large corporates and their ecosystems include digital platforms for domestic and international trade and industry specific solutions across the value chain.

Our e-Softex platform helps software exporters to process information technology/information technology enabled exports digitally. We have digitised procurements for our institutional customers through our e-tendering solution. Our corporate internet banking platform has over 100 features that are being continuously upgraded. We also provide embedded banking solutions to our customers through application programme interfaces or host-to-host connectivity, enabling access to banking services to corporates within their own enterprise resource planning environments. In addition to enhancing customer satisfaction, these embedded solutions ensure stable business for the Bank. In fiscal 2021, we introduced a cloud based platform called CP Online, which seamlessly integrates various stakeholders for the issuance of commercial paper.

We are also focused on enhancing collaboration and enabling agility through partnerships. We have curated various ecosystem based solutions across industries and specific customer segments. In fiscal 2021, we launched a platform called Infinite India to enhance the ease of doing business for Multi National Corporations (MNCs) in India. The portal offers value added services in collaboration with partners to ease the MNCs’ journey of setting up or scaling up their business in India. Our Digi-Commodity offering enables digital collection of auction proceeds and auto reconciliation of outstanding invoices, while allowing for deal wise settlement across multiple stakeholders. We have taken similar such initiatives to capture the entire ecosystem opportunity across multiple industries and segments.

We are extensively engaged with government departments/ bodies and support them with technology-driven banking solutions. We offer our government customers a wide spectrum of solutions addressing their fast evolving needs such as customizable and integrated solutions, large transaction processing capabilities and reduced turnaround time. The customized products and services offered are aligned to act as enablers for enhancing e-governance and financial management.

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

Technology in branches and automated teller machines (ATMs)

At March 31, 2021, we had 14,136 automated teller machines across India. Our ATMs have additional features such as instant fund transfer, cardless cash withdrawal for ICICI Bank customers, bill payment and insurance premium payment. Our focus is to create fully digital branches and touch points for customer experience in order to maximize customer engagement time for solutions. Many of our branches have insta-banking kiosks that are touch-screen self-service devices that allow customers to pre-process or completely process transactions, thus reducing wait-time. At March 31, 2021, we had 1,786 insta-banking kiosks. We also had 2,713 cash acceptance machines where customers can directly deposit cash without visiting the branch. During fiscal 2021, we opened an experiential branch in Bengaluru for millennials with fully digital self-service kiosks, digital banking terminals and dedicated area for engagement and entertainment sessions.

Technology in debt service management

We invest in big data initiatives involving artificial intelligence and machine learning to manage our collections effectively. We use an artificial intelligence based pre-delinquency management engine which uses more than 100 variables to create multiple microsegments and accurately forecast most of the bounces for the right intervention at the right time. Following the onset of the Covid-19 pandemic and the lockdown measures announced by the Government of India in early fiscal 2021, the analysis was further sharpened with additional markers such as availment of moratorium or emergency credit line guarantee scheme, zones under lockdown, industries directly impacted by Covid-19 and salary uploads, among others. The Bank has also tied up with various merchant platforms to facilitate collections through digital means from customers and also uses application programme interface based integrations with large payment channels to ensure timely credit of the overdue amounts.

Call centers, virtual relation management channels, virtual management and customer relationship management

Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. In fiscal 2021, an artificial intelligence powered conversational voice bot was introduced, which caters to approximately 90,000 calls every day.

For superior and seamless connect, a virtual relationship management channel was introduced in fiscal 2021, that caters to the transaction and product needs of customers through human interface on the phone.

We have implemented a customer relationship management solution for the automation of customer service requests in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking call centers as well as at a large number of branches.

In fiscal 2021, we launched Online Dispute Resolution, which enables real-time decisioning on reversal of charges using data science where the credit is instantly posted to the customer’s account with zero human intervention.

Operations relating to transaction banking for retail customers

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

Operations relating to transaction banking for corporate customers

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

Our treasury-trading infrastructure has a state-of-the-art internet protocol telephony based architecture. We have enhanced our existing process of automation in the treasury business, thus reducing trading risks and enhancing market competitiveness. In fiscal 2021, we introduced a feature on our corporate internet banking platform called iTreasury which offers a unified, intuitive, one-view dashboard to corporates to meet their treasury requirements. We have centralized the processing systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India.

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

Data analytics, data warehousing and data mining

We have a dedicated data science and analytics team that works across business areas on projects relating to business analytics, decision strategies, forecasting models, machine learning and rule engines to enable smooth onboarding of new to bank customers and develop models to deepen relationships with existing customers. We maintain a comprehensive enterprise wide data warehouse and employ statistical and modelling tools for leading-edge analytics. We have implemented an enterprise application integration initiative across our retail and corporate products and services, to link various products, delivery and channel systems. This initiative follows from our multi-channel customer service strategy and seeks to deliver customer related information consistently across access points. It also aims to provide us with valuable information to compile a unified customer view and creates various opportunities associated with cross-selling and upselling other financial products.

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

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines addressing security against cyber threats. The triad of Confidentiality, Integrity and Availability are at the center of our comprehensive information security framework. The approach covers all aspects of prevention, detection and response. Keeping customer priorities in mind, we follow a ‘defence in depth’ approach in implementing the cyber security solutions. This approach enables us to protect our data using a multi-layered defence mechanism and a combination of tools and techniques which complement and augment each other. The Bank also lays emphasis on customer protection aspects such as phishing, adaptive authentication and awareness initiatives. We have been enabling customers to easily configure control parameters related to their cards such as limits, international access and other parameters on a self-service and real-time basis from the internet and mobile channels of the Bank. This enables customers to protect their cards from misuse. Additionally, we have devised multiple key risk indicators /dashboards to review system stability, continuity and availability and network uptime. The Bank’s Information Security Policy, Cyber Security Policy and Information Security Standards and Procedures are based on various industry standards, regulatory requirements of various jurisdictions in which the Bank operates and other inputs like internal audits and benchmarking exercises. As part of our Secure by Design philosophy, we ensure that every new piece of infrastructure or application inducted is put through rigorous security testing. In addition, we also perform continuous scanning of our information technology infrastructure and application landscape to identify any potential issues. The Bank has a 24x7 Security Operation Centre for monitoring and surveillance of information technology systems. Considering the criticality and vitality of data protection, we have deployed a Data Leakage/Loss Prevention system with data protection rules for sensitive data exposure from the Bank’s endpoints, emails and web gateways. In addition, the Bank undertakes multiple assessments of the efficacy of its security controls by internal as well as external auditors and through specific thematic assignments. We also conduct and participate in cyber security drills and table top exercises to continuously fine tune our response mechanisms. See also “Risk Factors—Risks Relating to Our Business—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

With the outbreak of the Covid-19 pandemic, the first priority of the Bank has been to ensure that customer services are least disrupted. To address this and also ensure that employees’ safety is not compromised, we have made arrangements for all key activities to be performed on a work-from-home model through a secure Virtual Private network and Virtual Desktop Interface. During this period, the Information Security Group also issued detailed advisories on Do’s and Don’ts for staff to follow when they work from home. This was also followed up with regular communication on information security best practices. We continuously audit the work from home setup for our security controls with respect to aspects such as identity and access management, data protection, and other parameters. Our 24x7 Security Operation Centre has also configured specific rules to continually monitor logs from VPN services and generate alerts in case of any unusual events. Further, Data Leakage/Loss Prevention system rules have been enhanced to avoid sensitive data exposure by employees.

Architecting for tomorrow

We continue to invest in building digital and technology competencies to deliver better customer service and increase productivity, while optimizing costs. We actively monitor and improve our technology infrastructure to minimize disruptions in services to our customers. During fiscal 2021, we took significant steps to adapt our information technology systems to the new environment due to the Covid-19 pandemic. We are focussed on looking beyond the near-term at the long-term technology landscape. As a part of our #2025 technology strategy, we are creating an enterprise architecture framework across digital platforms empowered with data and analytics, micro services based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the founding pillars of scalability; modularity, flexibility and agility; resilience and reliability; and creating delightful and digitally native customer experiences to enable sustainable profitable growth.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, non-banking financial companies, new differentiated banks in the private sector such as payments banks and small finance banks, non-bank entities offering retail payments and other services, mutual funds and investment banks. We seek to gain competitive advantage over our competitors by offering innovative products and services, using technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition has traditionally been from foreign and Indian commercial banks, non-banking financial companies and housing finance companies. In recent years, competition is also emerging from new types of banks that have entered the financial market such as small finance banks and payments banks and non-bank entities offering payments and other services.

The retail market is rapidly changing with developments in technology and innovations in mobility and digitization. This has increased the focus of Indian banks on leveraging these trends to compete effectively. Banks in India, including us, are offering products and services through multiple technology-enabled channels including mobile and internet based banking services, apart from the traditional branch network. Foreign banks have the product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller customer base than Indian commercial banks. Indian public sector banks have wide branch distribution networks but generally have relatively limited technology and marketing capabilities. Private sector banks have been expanding their branch network in recent years, although the network remains relatively smaller but have stronger technology capabilities. In addition, some specialized non-banking financial companies have increased market share in certain segments of retail banking products, including segments where banks have a presence. They have significantly expanded their network and emerged as competitors particularly in the home, vehicle and personal loans markets. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits.

Commercial banks compete to attract retail bank deposits, historically the preferred retail savings product in India. We pursue a multi-channel distribution strategy utilizing physical branches, business correspondents, ATMs, telephone banking call centers, mobile banking, tablet banking, the internet and social media to reach customers. We extensively leverage data analytics and market intelligence to create strategies and unique value propositions across market segments. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers depending on their occupation, age and income profile. We have been expanding our offerings through mobile phones, including mobile banking applications for account access and various other transactions and services. We manage to capitalize on our corporate relationships to gain individual customer accounts through payroll management products.

New banks in the private sector are also competing with us. The Reserve Bank of India has given licenses to entities, which includes large telecom companies and pre-paid wallet providers, to establish payments banks. Licenses have also been given to establish small finance banks, which include micro-finance non-banking finance companies. Ten small finance banks and six payments banks have begun operations. The Reserve Bank of India has also released guidelines with respect to continuous licensing policy for universal banks and small finance banks as compared to the earlier practice of intermittently issuing licenses, and has received applications for both categories of licenses. The Reserve Bank of India is also planning to allow small finance banks to apply for universal banking license. The Reserve Bank of India may also give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence. The Reserve Bank of India has also issued guidelines for allowing private sector entry for setting up retail payments infrastructure.

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

The structure of the Indian financial sector is evolving, including through strategic partnerships between banks, non-banking financial companies and financial technology companies. For example, a large non-banking financial company has partnered with a private sector bank to offer credit cards. A fintech startup and a small finance bank have also partnered for offering digital savings account and investment solutions. Recently, a non-banking financial company in partnership with a fintech company was issued an in-principle license to set up a small finance bank and takeover a failed cooperative bank.

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

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions and micro-finance companies. The Reserve Bank of India has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, technological capabilities and having multiple channels and an approach to holistically meet the financial needs of customers in this segment.

Commercial Banking Products and Services for Corporate Customers

The corporate sector has been facing significant challenges which has led to a slowdown in lending to the sector by public sector banks. Private sector banks have also been cautious in increasing their credit to corporate customers. We seek to compete in this segment based on our service and prompt turnaround time that we believe are significantly faster than public sector banks, as well as the significant improvement in our funding base and funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We offer customized financial solutions to customers based on the changing macro-economic landscape. We aim to offer services and provide solutions to a corporate along with its entire network of employees, dealers, vendors and all other stakeholders. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Through our digital platform, ‘ICICI STACK for Corporates’, we aim to offer customized digital solutions to large corporates and their ecosystems of employees, vendors, dealers and, promoters, directors and signatories. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top-tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach in India relative to foreign banks and our technology-based customized trade financing solutions enabling most transactions to be undertaken digitally. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, strong technological capabilities and our international presence to compete in treasury-related products and services.

Other private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

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

Employees

At year-end fiscal 2021, we had 130,170 employees, including sales executives, employees on fixed term contracts and interns, compared to 131,232 employees at year-end fiscal 2020 and 117,340 employees at year-end fiscal 2019. Of these, 98,750 employees were employed by ICICI Bank at year-end fiscal 2021 (at year-end fiscal 2020: 99,319). Of our 130,170 employees at year-end fiscal 2021, 68,606 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

We dedicate a significant amount of senior management time in ensuring that employees remain highly motivated and are aligned to the organization’s core employee proposition. Employee compensation is linked to performance of the Bank and we encourage the involvement of our employees in the overall performance and profitability of the Bank. Performance & succession planning systems have been instrumental in assisting management in career development. Management believes that it has good working relationships with its employees.

ICICI Bank has an employee stock option scheme to encourage and retain performing employees. Pursuant to the employee stock option scheme, up to 10.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. Pursuant to Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, options are granted by the Board Governance, Remuneration & Nomination Committee and noted by the Board.

The eligibility of each employee is determined based on an evaluation including criticality of the individual and the job performed. ICICI Bank pays performance linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined limit, a part of the bonus is deferred and paid over a period. Senior managers and employees in senior management are also given employee stock options as variable pay. The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank’s provisioning for NPAs or in the event of. a reasonable evidence of deterioration in financial performance or in the event of gross misconduct and/or other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to claw back arrangements, as applicable. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.5% for fiscal 2021. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2019		2020		2021
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	86,763	73.9%	99,319	75.7%	98,750	75.9%
ICICI Prudential Life Insurance Company Limited	14,159	12.1	14,700	11.2	14,475	11.1
ICICI Lombard General Insurance Company Limited	8,462	7.2	9,023	6.9	9,019	6.9
ICICI Home Finance Company Limited	1,273	1.1	1,836	1.4	1,812	1.4
ICICI Prudential Asset Management Company Limited	2,061	1.8	1,994	1.5	1,836	1.4
ICICI Securities Limited	4,072	3.5	3,801	2.9	3,775	2.9
ICICI Securities Primary Dealership Limited	75	0.1	76	0.1	74	0.1
Other	475	0.4	483	0.3	429	0.3
Total number of employees(1)	117,340	100.0%	131,232	100.0%	130,170	100.0%

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 1,408 at year-end fiscal 2021, 2,094 at year-end fiscal 2020 and 1,961 at year-end fiscal 2019.

Properties

Our existing registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India. The Board of Directors at their meeting held on May 9, 2020 approved the shifting of registered office to its corporate headquarters. The Shareholders at the Annual General Meeting held on August 14, 2020 also approved the shifting of registered office of the Bank. The effectiveness of this change in our registered office is pending regulatory approval.

ICICI Bank had a domestic branch network consisting of 5,266 branches and 14,136 ATMs at March 31, 2021 compared to 5,324 branches and 15,688 ATMs at March 31, 2020. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 50 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 46 currency chests.

At March 31, 2021, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Singapore, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. During fiscal 2021, we closed our branch in Sri Lanka.

We also provide residential facilities to employees in India. At March 31, 2021, we owned 685 apartments for providing residential facilities to our employees.

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

The following penalties were imposed and paid by us in the past five years:

•	In March 2017, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 2 million on ICICI Prudential Life Insurance Company Limited for non-compliance with certain regulations/guidelines issued by the Insurance Regulatory and Development Authority towards marketing support fees and expenses, payouts to corporate agents and rewards and recognition programs for distribution partners.

•	In October 2017, the Reserve Bank of India advised ICICI Securities Primary Dealership Limited to pay a penalty of Rs. 12,637 for having availed the liquidity support in excess of the limit. ICICI Securities Primary Dealership Limited has requested the Reserve Bank of India to reconsider the penalty levied on it.

•	In November 2017, an overseas regulator imposed a total sum of US$ 0.6 million (Rs. 38.2 million) for non-adherence of rules under Anti-Money Laundering regulations at one of ICICI Bank’s overseas branches, resulting from regulatory inspection conducted in 2013 and pursuant to a consultant’s review of records, relating to the period of May 2012 to April 2014. There were no dealings with sanctioned entities and the remediation primarily required improvement to the branch’s Anti-Money Laundering /Combating the Financing of Terrorism controls, which has since been undertaken. The overseas regulator in that jurisdiction has also acknowledged the efforts undertaken by the branch in addressing the issues identified in these reports.

•	In March 2018, the Reserve Bank of India imposed a monetary penalty of Rs. 589 million on ICICI Bank for non-compliance with directions/guidelines issued by the Reserve Bank of India. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

•	In February 2019, the Reserve Bank of India imposed an aggregate penalty of Rs. 10 million on ICICI Bank for delay in compliance with directions/guidelines issued by the Reserve Bank of India on “Time-bound implementation and strengthening of SWIFT related controls. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

•	In September 2019, Securities and Exchange Board of India imposed a penalty of Rs. 1 million on ICICI Bank and a penalty of Rs. 0.2 million on the then Compliance Officer of ICICI Bank. The order was in respect of a matter wherein ICICI Bank had made a disclosure after its Board meeting held for providing an in-principle approval for the amalgamation of The Bank of Rajasthan Ltd. with ICICI Bank. ICICI Bank had entered into an agreement earlier on the same day with certain shareholders of The Bank of Rajasthan Ltd. The disclosure made by ICICI Bank after the Board meeting was construed as delayed disclosure by the Securities and Exchange Board of India while issuing the order. Pursuant to an appeal filed with the Securities Appellate Tribunal by the Bank and ex-Compliance Officer, which was allowed by the Securities Appellate Tribunal on July 8, 2020 and September 10, 2020, respectively, the monetary penalty was converted to a warning.

On September 24, 2020, Securities and Exchange Board of India has filed an appeal with the Supreme Court of India against the final order dated July 8, 2020 passed by the Securities Appellate Tribunal against the appeal filed by ICICI Bank whereby the monetary penalty imposed on the Bank was modified to a warning. Separately, on November 10, 2020, the Bank has also filed an appeal with the Supreme Court of India against the Securities Appellate Tribunal’s order dated July 8, 2020. These matters were heard by the Supreme Court of India wherein the Supreme Court directed an interim stay on the operation of the Securities Appellate Tribunal orders. The Bank and ex-Compliance Officer have subsequently filed counter affidavits before the Supreme Court of India. To bring closure to the matter, the ex-Compliance Officer and the Bank have filed the settlement application with the Securities and Exchange Board of India under SEBI (Settlement Proceedings) Regulations, 2018 pursuant to which the ex-Compliance Officer and the Bank has paid the settlement amount to SEBI and the SEBI settlement order is awaited.

•	In December 2019, Securities and Exchange Board of India imposed a penalty of Rs. 0.3 million on ICICI Prudential Asset Management Company Limited and Rs. 0.2 million ICICI Prudential Trust Limited for certain violations of Securities and Exchange Board of India (Mutual Funds) Regulations.

•	In January 2020, Insurance Regulatory and Development Authority of India levied a penalty of Rs. 10 million for violations of certain provisions of Insurance Regulatory and Development Authority of India (Health) Regulation, 2013 on ICICI Lombard General Insurance Company Limited.

•	In May 2021, the Reserve Bank of India imposed a penalty of Rs. 30 million on the Bank. This penalty has been imposed under the provisions of section 47A(1)(c) read with sections 46(4)(i) of the Banking Regulation Act, 1949 for shifting certain investments from held-to-maturity category to available-for-sale category in May 2017. The Bank had transferred two separate categories of securities on two different dates from held-to-maturity to available-for-sale in April and May of 2017, which it believed was permissible as per Master Circular on Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks’ dated July 01, 2015. The Reserve Bank of India has held that the shifting of securities the second time in May 2017 without explicit permission was in contravention of Reserve Bank of India directions.

The following matters have been settled under settlement regulations with the Securities and Exchange Board of India:

•	Certain investors of real estate investment funds, registered in Mauritius (“Mauritius Funds”), which had invested in Indian funds namely India Advantage Fund III and India Advantage Fund IV (jointly referred as “Indian Funds”), had filed complaints with the Securities and Exchange Board of India against ICICI Venture Funds Management Company Limited, the Indian Funds and the Mauritius Funds.

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

shares in the ICICI Securities Limited’s initial public offering as well as interest at 15% per annum were paid to the five schemes and the investors in these schemes were also compensated, who had redeemed their units since the March 2018 allotment amounting to Rs. 1.1 billion. Further, in the same matter, an adjudication proceeding has been initiated by the Securities and Exchange Board of India. Pursuant to the above, ICICI Prudential Asset Management Company Limited had applied for settlement of proceedings with Securities and Exchange Board of India and paid settlement charges of Rs. 9 million to Securities and Exchange Board of India. The Securities and Exchange Board of India through its order dated November 29, 2018, disposed of the said pending proceedings.

•	ICICI Securities Limited has paid an amount of Rs. 3 million to the Securities and Exchange Board of India towards settlement amount under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018. The same was in relation to a settlement application submitted by ICICI Securities Limited to the Securities and Exchange Board of India in the matter of two trading accounts that were opened at ICICI Securities Limited in January 2007 and July 2008 by account holders by misrepresenting their identities. Following the payment, a settlement order dated November 27, 2019 was passed by the Securities and Exchange Board of India in relation to alleged violation of Code of Conduct as specified in the Securities and Exchange Board of India (Stock Brokers and Sub-brokers) Regulations, 1992 and the Securities and Exchange Board of India (Intermediaries) Regulations, 2008.

•	ICICI Bank Limited has paid an amount of Rs. 2.8 million to the Securities and Exchange Board of India towards settlement amount under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018. The same was in relation to a settlement application submitted by the Bank with respect to violation of the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

At year-end fiscal 2021, our contingent tax liability was assessed at an aggregate of Rs. 83.6 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries by the tax authorities are not included in contingent liabilities as we believe that such proceedings are likely to be either dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2021. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us

Of the contingent tax liability of Rs. 83.6 billion:

•	Rs. 63.5 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•	Rs. 28.6 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in ICICI Group’s own cases and other similar cases;

•	Rs. 15.0 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in ICICI Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 4.7 billion related to the disallowance of depreciation claims on leased assets, by treating the lease transactions as loan transactions by the tax authorities. We have relied on a favorable opinion from the counsel and past decisions by the appellate authorities in ICICI Group’s own case and other similar cases;

•	Rs. 1.0 billion related to taxability of amounts withdrawn from the special reserve. ICICI Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department;

•	Rs. 3.9 billion related to the disallowance of interest paid on perpetual bonds as the tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in ICICI Group’s own case;

•	Rs. 3.2 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in Group’s own case.

•	Rs. 18.0 billion was in respect of service tax matters. Of the total demand, Rs. 6.3 billion pertains to the Bank, mainly relating to applicability of service tax on collection agency services and interest on liquidity facilities in relation to securitization transactions, inter-change fee received by the Bank as an issuing bank on card transactions, amount paid as foreign bank charges in case of import and export transactions, consignment agency services provided to foreign bullion supplier, non-grossing up of TDS with respect to settlement charges paid to VISA/Master, denial of input credit availed for service tax on deposit insurance premium, ATM interchange fee paid by the Bank to acquiring banks and collection agency fees paid to assignor in relation to securitization transactions. An amount of Rs. 8.0 billion pertained to the general insurance subsidiary, which mainly comprises Rs. 5.9 billion towards disallowance of service tax input credit on payments made to automobile dealers, on reinsurance of motor vehicle under third party insurance pool arrangement and other expenses, Rs. 1.9 billion towards short reversal of input tax credit and Rs. 0.1 billion towards demand relating to difference in service tax rate. An amount of Rs. 1.5 billion pertained to our life insurance subsidiary for levying service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 1.1 billion pertained to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, and Rs. 0.3 billion pertained to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.8 billion pertained to other entities. We have relied on favorable opinion from counsel and past decision by the appellate authorities in Group’s own case and other similar cases;

•	Rs. 2.1 billion mainly pertained to sales tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters pertaining to procedural issues like submission of statutory forms. The Bank has appealed against the tax demands and expects a favorable outcome based on opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, the management believes that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 53.6 billion (March 31, 2020: Rs. 42.9 billion), considered as remote. Of the total disputed tax demands classified as remote, Rs. 29.4 billion (March 31, 2020: Rs. 28.3 billion) mainly pertained to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases and Rs. 23.3 billion (March 31, 2020: Rs. 13.6 billion) pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities has not been quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

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

We held a total provision of Rs. 615.1 million at year-end fiscal 2021 for 525 cases with claims totaling to Rs. 1.4 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2021, such claims amounted to a total of Rs. 3.3 billion relating to 106 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 284 such cases at year-end fiscal 2021.

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

At year-end fiscal 2021, there were 100 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 786.5 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are 9 litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	In March 2013, the promoters and promoter group entities of Kingfisher Airlines Limited filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure of Kingfisher Airlines Limited to a third party in September 2012 and thereby ceased to be a lender to Kingfisher Airlines Limited. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	In May 2017, UIC Udyog Limited filed a suit jointly against ICICI Bank limited and other banks claiming compensation for loss of business, goodwill, etc. for allegedly refusing to infuse funds in line with the agreement arrived at pursuant to restructuring of the existing facilities. The matter is being contested on merits on the grounds that UIC Udyog Limited failed to comply with the terms and conditions as recorded in the minutes of the Joint Meetings held by the Consortium Lenders between the 2014 and 2016 and the restructuring documents leading to the accounts of UIC Udyog Limited being classified as non-performing asset. In the meantime, pursuant to the application by an another bank, and subsequent passing of the admission order dated September 30, 2019 by the National Company Law Tribunal, Kolkata, corporate insolvency resolution process has been initiated against UIC Udyog Limited and the same is currently underway. Based on the evaluation of the likelihood of outcome, the assessment of liability in respect of the claim which amounts to Rs. 5.3 billion, has been classified as remote.

•	ICICI Bank had extended credit facilities to Shrenuj & Company Limited. However, the borrower along with the guarantors/promoters defaulted on the amounts due. The Bank subsequently filed an original application for recovery of claims amounting to Rs. 1.6 billion plus applicable interest and expenses. The Bank also filed an interim application for appointment of a Court Receiver to take possession of the movable assets charged to the Bank in the Debt Recovery Tribunal, Mumbai in June 2016. The Tribunal through its ex-parte order dated June 15, 2016 appointed an employee of ICICI Bank as Court Receiver to take physical possession of the movable assets available across various premises of the borrower in Mumbai. The Court Receiver and other officers of ICICI Bank duly took possession of the movable assets situated at different places. In the interim, ICICI Bank sold the loan assets of the borrower to an asset reconstruction company. Accordingly, the asset reconstruction company was duly substituted in place of ICICI Bank in the original application. In January, 2018 the borrower and guarantors/ promoters filed interim applications under the original application against ICICI Bank as proposed defendant. The applications for impleading the Bank in the counter claim applications are pending and hence the Bank is not a party to the Original Applications. Further, ICICI Bank has an arguable case on merits. No concrete facts have been pleaded by the applicants justifying their entitlements to the claims/damages of Rs. 73.6 billion sought under the applications. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	Punj Lloyd Limited (borrower) filed a counter-claim in September 2016 in the Debt Recovery Tribunal, New Delhi where ICICI Bank has filed an original application for recovery of its dues contending that ICICI Bank failed and neglected to render timely assistance to the borrower despite them requesting ICICI Bank on several occasions for the issuance of performance bank guarantees, bid bonds and advance bank guarantees. Their allegation in the counter claim is that non-issuance of the bank guarantees and bid bonds has led to the borrower losing several projects. Based on the evaluation of the likelihood of outcome, the assessment of liability has been classified as remote.

•	In August 2019, ICICI Bank filed an original application before the Debts Recovery Tribunal, New Delhi for recovery of outstanding dues payable by the guarantors for the facilities availed by Bhushan Power and Steel Limited (aggregate claim amount in the original application is for an amount of Rs. 7.3 billion including interest). The guarantors filed their reply along with counter claim for an amount of Rs. 629.0 billion along with interest on account of alleged loss of profitability, loss of business opportunities, damages qua loss of reputation and direct commercial loss. ICICI Bank has already filed its rejoinder-cum-reply to the written statement-cum-counter claim filed by the guarantors. The matter is currently as the stage of evidence/discovery. Since no concrete facts have been pleaded by the defendants justifying their entitlements to the claims/damages sought under the counter claim, the assessment of liability has been classified as remote.

•	ICICI Bank Limited, Hong Kong Branch has intervened in the winding up proceedings in the High Court of Hong Kong against UIL Hong Kong Limited claiming an amount of US$ 20.8 million. The winding up order was passed on September 2, 2019 and provisional liquidators were appointed. On the same day, the Bank has also received a Writ of Summons filed by UIL Hong Kong Limited before the High Court, for the cross claims against the Bank. While the Writ of Summons does not quantify the damages claimed by UIL Hong Kong Limited, except the restitution/repayment amounts, UIL Hong Kong Limited had indicated an overall claim of around US$ 41.4 million against the Bank in prior communications. Based on current status of the company being in liquidation and likelihood of outcome, the assessment of liability has been classified as remote.

•	In January 2020, Mr. Anish Niranjan Nanavaty, the Resolution Professional appointed in the insolvency resolution process for Reliance Communications Limited under the Insolvency and Bankruptcy Code, 2016 filed a miscellaneous application against ICICI Bank at National Company Law Tribunal – Mumbai alleging preferential payments amounting to Rs. 2.1 billion, made by Reliance Communications Limited to ICICI Bank as repayment of debt incurred, and seeking refund of said amount. The filing of the reply to the application by ICICI Bank, as well as subsequent hearings in the matter have been postponed due to the Covid-19 pandemic related restrictions imposed by the National Company Law Tribunal. While the likelihood of the claim succeeding against ICICI Bank in this matter is classified as possible, the Bank is vigorously contesting the claim.

•	ICICI Bank Limited, Bahrain Branch as part of a syndicate of lenders extended credit facilities to KBBO CPG Investment LLC, UAE. Upon default in repayment by borrower and the guarantors/promoters, the syndicate filed proceedings before Dubai International Finance Center Courts for recovery of amount of US$ 299.2 million (with interest). The borrowers and certain guarantors for these facilities, filed a separate suit in the Court of First Instance, Dubai in July 2020 against the syndicate lenders seeking, among other things, compensation of US$ 295.0 million with interest from the syndicate. Separately, the borrower has filed for restructuring through the Financial Restructuring Committee. Based on the evaluation of likelihood of outcome, the assessment of liability has been classified as remote.

•	ICICI Bank’s borrower, Dewanchand Ramsaran Industries Private Limited being unable to repay its debt, entered into settlement terms in an investment proposal dated May 27, 2011 with ICICI Bank, IL&FS Financial Services Limited and John Energy Limited whereby John Energy Limited was identified as a potential buyer of certain property and was required to pay certain amounts to the borrower. Claiming breach of the investment proposal the borrower has instituted a suit in the Mumbai High Court against John Energy Limited, IL&FS Financial Services Limited on February 3, 2015 and ICICI Bank and has, inter alia, claimed (i) an amount of Rs. 1.1 billion from ICICI Bank as damages for breach of the investment proposal, along with legal expenses and (ii) an amount of Rs. 1.0 billion by the way of restitution jointly from the three defendants. The issues in the commercial suit have been framed by the court and the matter is at the stage of verification of documents. ICICI Bank is inter alia contesting this suit as barred by limitation and infructuous. Based on the evaluation of likelihood of outcome, the assessment of liability has been classified as ‘Remote’.

•	Certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India (“Indian Fund”) managed by ICICI Venture Funds Management Company Limited (“ICICI Venture”), a wholly owned subsidiary of ICICI Bank, have filed a plaint with summons in the Supreme Court of Mauritius against, among others, ICICI Venture, ICICI Bank and the trustee of Indian Fund, alleging mis-selling and mismanagement of the Indian fund, and have claimed damages of US$ 103.6 million. All the defendants to the plaint with summons, including ICICI Bank and ICICI Venture have denied and rebutted the allegations and defended the plaint with summons. The preliminary objections raised by ICICI Venture and ICICI Bank were heard by the court and the latter has stayed the proceedings against ICICI Bank and ICICI Venture by a judgment dated June 9, 2020. In light of this judgement, a verbal motion was made by ICICI Venture and ICICI Bank to put them out of cause under the plaint with summons, which was objected by the plaintiffs. In the subsequent ruling on May 27, 2021, the Acting Master and Registrar of the Supreme Court has maintained the stay against ICICI Venture and ICICI Bank, and clarified that the stay order of June 9, 2020 already has the effect of preventing continuation of any proceedings in relation to ICICI Bank and ICICI Venture. Therefore, ICICI Bank and ICICI Venture cannot file any pleadings or appear before the Court. Consequently, even the motion made by ICICI Bank and ICICI Venture for being put out of cause, has no reason to be filed. Based on the present state of the matter, the assessment of liability against ICICI Venture and ICICI Bank has been classified as remote.

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

In addition, two instances of whistleblower complaints and allegations in the media led to enquiries initiated by the Board of Directors in fiscal 2018, as well as regulatory enquiries and/or investigations.

In response to two instances of whistleblower complaints and/or allegations in the media, the Audit Committee has initiated two investigations/enquiries. In each case, the subject of the investigation/enquiry was also the subject of one or more regulatory enquiries or investigations.

First, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector —The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.”

Second, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector— The Audit Committee of the Bank oversaw an independent enquiry into certain allegations made in March 2018 that the Bank incorrectly classified certain assets, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral, which was concluded in fiscal 2021. If any additional or new information emerges relating to such practices and such additional or new information serves to establish any violation of applicable laws or regulations by the Bank or individuals associated with the Bank, the Bank or individuals associated with the Bank could become subject to legal claims and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

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

Fees and Other Payments Made by the Depositary

In March 2020, we agreed to an amendment to an agreement previously entered into with the Depositary, Deutsche Bank Trust Company Americas in fiscal 2018. Under this amended agreement, the Depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the Depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. Subsequent to the amendment in March 2020, the payments resumed in fiscal 2021. In fiscal 2021, we received US$ 1.4 million relating to the ADR program. In the three months ended June 30, 2021, we received US$ 3.7 million relating to the ADR program.

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

Banks in India currently prepare their financial statements as per the guidelines issued by the Reserve Bank of India, the Accounting Standards notified under section 133 of the Companies Act, 2013 and Indian GAAP. In February 2015, the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, issued a roadmap for transitioning to new Indian Accounting Standards (Ind AS) by Indian companies in a phased manner starting from April 1, 2016. For banking companies, insurance companies and non-banking finance companies, the implementation of Ind AS was to begin from April 1, 2018. While, Ind AS was implemented for non-banking finance companies from April 1, 2018, the implementation of Ind AS for banking and insurance companies has been deferred until further notice.

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

The consolidated financial statements for fiscal 2017 and 2018 were audited by B S R & Co. LLP, Chartered Accountants, and for fiscal 2019 through 2021 by Walker Chandiok & Co LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2017 through 2021 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2017		2018		2019		2020		2021		2021(1)
	(in millions, except per common share data)
Selected income statement data:
Interest earned(2)	Rs.	609,399	Rs.	621,623	Rs.	719,816	Rs.	848,358	Rs.	891,627	US$	12,191
Interest expended		(348,358)		(342,620)		(391,775)		(446,655)		(426,591)		(5,833)
Net interest income		261,041		279,003		328,041		401,703		465,036		6,358
Other income		524,577		568,068		593,249		649,503		721,738		9,868
Net total income		785,618		847,070		921,290		1,051,206		1,186,774		16,226
Operating expenses
Payments to and provisions for employees		(78,933)		(83,335)		(94,253)		(111,567)		(110,509)		(1,511)
Expenses pertaining to insurance business		(276,982)		(336,374)		(391,686)		(425,587)		(470,513)		(6,433)
Other operating expenses(3)		(125,785)		(137,847)		(156,650)		(178,025)		(181,694)		(2,484)
Total operating expenses		(481,700)		(557,556)		(642,589)		(715,179)		(762,717)		(10,428)
Operating profit before provisions		303,918		289,515		278,701		336,027		424,057		5,798
Provisions and contingencies (excluding provision for tax)		(165,825)		(179,730)		(204,618)		(150,141)		(163,774)		(2,239)
Profit before tax		138,093		109,785		74,083		185,886		260,283		3,559
Provision for tax		(24,690)		(18,789)		(17,191)		(73,631)		(56,644)		(774)
Profit after tax		113,403		90,996		56,892		112,255		203,640		2,784
Minority interest		(11,519)		(13,874)		(14,349)		(16,592)		(19,796)		(271)
Net profit (after minority interest)	Rs.	101,884	Rs.	77,122	Rs.	42,543	Rs.	95,663	Rs.	183,843	US$	2,514
Per common share:
Earnings-basic(4) (8)	Rs.	15.92	Rs.	12.02	Rs.	6.61	Rs.	14.81	Rs.	27.26	US$	0.37
Earnings-diluted(5) (8)		15.84		11.89		6.53		14.55		26.83		0.37
Dividend for the year(6)		2.50		1.50		1.00		—		2.00		0.03
Book value(6) (7) (8)		154.37		159.77		160.10		176.19		214.21		2.93
Equity shares outstanding at the end of the period (in millions of equity shares)		6,407		6,428		6,446		6,473		6,916
Weighted average equity shares outstanding – Basic (in millions of equity shares)		6,401		6,417		6,436		6,460		6,743
Weighted average equity shares outstanding – diluted (in millions of equity shares) (8)		6,427		6,482		6,509		6,567		6,842

____________

(1)	Rupee amounts for fiscal 2021 have been translated into U.S. dollars using the exchange rate of Rs. 73.14 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2021.

(2)	Interest earned includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables. Interest earned also includes interest on income tax refunds of Rs. 4.5 billion, Rs. 2.8 billion, Rs. 4.9 billion, Rs. 3.0 billion and Rs. 2.6 billion for fiscal 2017, 2018, 2019, 2020 and 2021 respectively.

(3)	Includes depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 136,021,078, 98,589,014, 68,001,501, 34,405,030 and 56,990,290 equity shares granted to employees at a weighted average exercise price of Rs. 244.4, Rs. 246.1, Rs. 265.9, Rs. 400.5 and Rs. 364.0 were outstanding at year-end fiscal 2017, 2018, 2019, 2020 and 2021 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	The dividend per equity share is based on the total amount of dividends declared for the year. In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which was paid in fiscal 2019. We declared a dividend of Rs. 1.00 per equity share for fiscal 2019, which was paid in fiscal 2020. In fiscal 2020, the Reserve Bank of India directed that banks shall not make any dividend payouts from the profits pertaining to fiscal 2020. Accordingly, we did not pay any dividend for fiscal 2020. We declared a dividend of Rs. 2.00 per equity share for fiscal 2021, which will be paid in fiscal 2022 subject to the approval of shareholders in the forthcoming annual general meeting.

(7)	Represents capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(8)	The Bank issued 582,984,544 equity shares as bonus shares in June 2017. The number of shares have been restated and related ratios re-computed for all the previous periods presented.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. The average balances are the sum of daily average balances outstanding.

	Year ended March 31,
	2017	2018	2019	2020	2021
Selected income statement data:
Interest earned	6.52%	6.18%	6.46%	6.73%	6.12%
Interest expended	(3.73)	(3.41)	(3.52)	(3.54)	(2.93)
Net interest income	2.79	2.77	2.94	3.19	3.19
Other income	5.62	5.65	5.33	5.15	4.95
Net total income	8.41	8.42	8.27	8.34	8.14
Payments to and provisions for employees	(0.85)	(0.83)	(0.85)	(0.88)	(0.76)
Expenses pertaining to insurance business	(2.97)	(3.34)	(3.52)	(3.38)	(3.23)
Other operating expenses	(1.35)	(1.37)	(1.41)	(1.41)	(1.25)
Operating expenses	(5.16)	(5.54)	(5.77)	(5.67)	(5.23)
Operating profit before provisions	3.25	2.88	2.50	2.67	2.91
Provisions and contingencies (excluding provision for tax)	(1.78)	(1.79)	(1.84)	(1.19)	(1.12)
Profit before tax	1.48	1.09	0.67	1.47	1.79
Provision for tax	(0.26)	(0.19)	(0.15)	(0.58)	(0.39)
Profit after tax	1.21	0.91	0.51	0.89	1.40
Minority interest	(0.12)	(0.14)	(0.13)	(0.13)	(0.14)
Net profit (after minority interest)	1.09%	0.77%	0.38%	0.76%	1.26%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2017		2018		2019		2020		2021		2021(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	9,857,247	Rs.	11,242,810	Rs.	12,387,939	Rs.	13,772,922	Rs.	15,738,122	US$	215,178
Investments		3,043,733		3,722,077		3,982,008		4,434,726		5,365,786		73,363
Advances, net		5,153,173		5,668,542		6,469,617		7,062,461		7,918,014		108,258
Non-performing customer assets (gross)		458,861		575,261		491,845		444,223		432,349		5,911
Total liabilities(4)		8,810,927		10,136,513		11,245,404		12,543,321		14,162,247		193,632
Deposits		5,125,873		5,857,961		6,813,169		8,007,845		9,599,400		131,247
Borrowings		1,882,868		2,294,018		2,103,241		2,138,518		1,438,999		19,675
Capital		11,651		12,858		12,895		12,948		13,834		189
Reserves and surplus(2)		1,034,669		1,093,439		1,129,640		1,216,653		1,562,041		21,357
Period average(3):
Total assets		9,339,862		10,061,763		11,139,970		12,608,542		14,576,257		199,293
Interest-earning assets		7,911,740		8,443,631		9,340,049		10,616,944		12,425,765		169,890
Advances, net		4,996,376		5,275,359		5,930,847		6,709,127		7,163,010		97,936
Total liabilities(4)		8,337,139		8,969,649		10,006,765		11,403,071		13,141,774		179,680
Interest-bearing liabilities		6,630,273		7,063,215		7,876,708		8,972,795		10,260,957		140,292
Deposits		4,498,174		5,038,306		5,725,449		6,891,767		8,384,037		114,630
Borrowings		2,132,099		2,024,909		2,151,259		2,081,028		1,876,920		25,662
Stockholders’ equity(5)		1,002,723		1,092,114		1,133,205		1,205,471		1,434,483		19,613
Profitability:

	At or for the year ended March 31,
	2017	2018	2019	2020	2021	2021(1)
	(in millions, except percentages)
Net profit (after minority interest) as a percentage of:
Average total assets	1.09%	0.77%	0.38%	0.76%	1.26%
Average stockholders’ equity	10.16	7.06	3.75	7.94	12.82
Dividend payout ratio(6)	14.31	12.50	15.13	—	7.52
Spread(7)	2.48	2.54	2.76	3.02	3.02
Net interest margin(8)	3.33	3.33	3.54	3.80	3.75
Cost-to-income ratio(9)	61.31	65.82	69.75	68.03	64.27
Cost-to-average assets ratio(10)	5.16	5.54	5.77	5.67	5.23
Capital(11):
Average stockholders’ equity as a percentage of average total assets	10.74%	10.85%	10.17%	9.56%	9.84%
Asset quality:
Net restructured assets as a percentage of net customer assets	0.84%	0.28%	0.05%	0.05%	0.40%
Net non-performing assets as a percentage of net customer assets(12)	4.73%	4.59%	2.00%	1.41%	1.16%
Provision on restructured assets as a percentage of gross restructured assets(13)	5.92%	3.38%	7.46%	5.40%	2.53%
Provision on non-performing assets as a percentage of gross non-performing assets	41.09%	48.97%	70.86%	75.30%	76.88%
Provision as a percentage of gross customer assets(14)	3.86%	4.73%	5.09%	4.97%	5.11%

_____________

(1)	Rupee amounts at year-end fiscal 2021 have been translated into U.S. dollars using the exchange rate of Rs. 73.14 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2021.

(2)	Includes balance in employee stock options outstanding which will be transferred to “Capital” or “Reserves and surplus” on exercise/lapse of options.

(3)	The average balances are the sum of daily average balances outstanding.

(4)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(5)	Includes capital and reserves and surplus

(6)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit (after minority interest). Dividends for a fiscal year are normally paid in the following year.

(7)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities.

(8)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9)	Represents the ratio of operating expenses to total income. Total income represents the sum of net interest income and other income.

(10)	Represents the ratio of operating expenses to average total assets.

(11)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2021 were: common equity Tier 1 risk-based capital ratio of 16.80%; Tier 1 risk-based capital ratio of 18.06%; and total risk-based capital ratio of 19.12%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2021 were: common equity

Tier 1 risk-based capital ratio of 16.66%; Tier 1 risk-based capital ratio of 17.81%; and total risk-based capital ratio of 18.87%.

(12)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(13)	In addition, the Bank holds 15% general provision on restructured assets (including general provision required as per the guidelines issued by the Reserve Bank of India).

(14)	Includes general provision on standard assets.

(15)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2017		2018		2019		2020		2021		2021(1)
	(in millions other than per equity share))
Total income(2)	Rs.	436,639	Rs.	576,138	Rs.	560,171	Rs.	650,603	Rs.	761,550	10,412
Net income/(loss) attributable to ICICI Bank stockholders		62,399		178,680		94,950		113,338		213,701	2,922
Total assets		8,243,392		9,851,035		10,860,773		12,414,562		13,836,431	189,177
ICICI Bank stockholders’ equity		1,034,759		1,212,771		1,315,305		1,457,180		1,794,230	24,531
Accumulated other comprehensive income/(loss)		63,305		42,464		46,546		73,763		72,531	992
Per equity share
Basic earnings per share(3)		9.75		27.84		14.75		17.54		31.69	0.43
Diluted earnings per share(4)		9.70		27.65		14.61		17.28		31.23	0.43
Dividend for the year(5)		2.50		1.50		1.00		—		2.00	0.03

(1)	Rupee amounts at year-end fiscal 2021 have been translated into U.S. dollars using the exchange rate of Rs. 73.14 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2021.

(2)	Represents net interest income plus other income.

(3)	Represents basic earnings per share before dilutive impact.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 136,021,078, 98,589,014, 68,001,501, 34,405,030 and 56,990,290 equity shares granted to employees at a weighted average exercise price of Rs. 244.4, Rs. 246.1, Rs. 265.9, Rs. 400.5 and Rs. 364.0 were outstanding at year-end fiscal 2017, 2018, 2019, 2020 and 2021 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(5)	The dividend per equity share is based on the total amount of dividends declared for the year. In India, dividends for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which was paid in fiscal 2019. We declared a dividend of Rs. 1.00 per equity share for fiscal 2019, which was paid in fiscal 2020. In fiscal 2020, the Reserve Bank of India directed that banks shall not make any dividend payouts from the profits pertaining to fiscal 2020. Accordingly, we did not pay any dividend for fiscal 2020. We declared a dividend of Rs. 2.00 per equity share for fiscal 2021, which will be paid in fiscal 2022 subject to the approval of shareholders in the forthcoming annual general meeting.

(6)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our consolidated total assets at year-end fiscal 2021 were Rs. 15,738.1 billion. Our consolidated capital and reserves and surplus at year-end fiscal 2021 were Rs. 1,575.9 billion and our consolidated net profit (after minority interest) for fiscal 2021 was Rs. 183.8 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 5,266 branches and 14,136 ATMs in India at year-end fiscal 2021.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, including deposit, wealth management and remittance products and services, Indian businesses in international markets and select multi-national corporations, with a focus on trade finance and commercial banking products; and mortgage products in our Canada subsidiary. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and to local corporations. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States, South Africa and Bahrain. We have representative offices in the United Arab Emirates, Bangladesh, Nepal, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. In fiscal 2021, we shut down our branch in Sri Lanka.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We aim to take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in bonds of non-India financial institutions, foreign government securities and in asset-backed securities.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was a large private sector life insurance company in India in fiscal 2021, with a market share of 7.2% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. In fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited, following the sale of 12.63% of the shares of the company, which were held by ICICI Bank through an offer for sale in an initial public offering. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India in fiscal 2021, with a market share of

7.0% on a gross direct premium income basis according to the Insurance Regulatory Development Authority of India. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. In November 2020, ICICI Lombard General Insurance Company has received in-principle approval from the Insurance Regulatory Development Authority of India for a merger, and on completion of the transaction, the company would cease to be a subsidiary of the Bank.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was a leading mutual fund in India in terms of average funds under management for the three months ended March 31, 2021 according to the Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, a leading online securities broking platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in securities broking or broker-dealer services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited in an initial public offer. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in April 2018. In fiscal 2021, we sold 4.21% shareholding in ICICI Securities to meet the minimum public shareholding requirement of 25% as required by the applicable regulations. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2021

The global gross domestic product declined by 3.3% in calendar year 2020 compared to growth of 2.8% in calendar year 2019. The advanced economies contracted by 4.7% and the emerging and developing economies by 2.2% in calendar year 2020. The Covid-19 pandemic impacted most economies and banking systems globally. This led to unprecedented fiscal and monetary response from regulators and policy makers. Cross-border trade slowed down sharply and crude oil prices largely remained benign. Economic activity improved in the latter part of the year as lockdown measures were eased.

In India, a nation-wide lockdown was announced in April-May 2020, which substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. India’s gross domestic product declined by 7.3% in fiscal 2021, compared to a growth of 4.0% in fiscal 2020. The decline was particularly sharp during the three months ended June 30, 2020, with the gross domestic product declining by 24.4% year-on-year. As per industry-wise growth estimates on a gross value added basis, agriculture was the only sector to record a growth in fiscal 2021, reflecting the moderate impact on the rural economy. The agriculture sector grew by 3.6% in fiscal 2021 compared to 4.3% in fiscal 2020; the industrial sector declined by 7.0% in fiscal 2021 compared to a decline of 1.2% in fiscal 2020; and the services sector declined by 8.4% in fiscal 2021 compared to a growth of 7.2% in fiscal 2020. The Government of India and Reserve Bank of India announced several measures during the year including moratorium on loan repayments, credit guarantee schemes, support to economically weaker sections of the population, and liquidity and interest rate measures to maintain financial stability and support economic recovery.

A second wave of the Covid-19 pandemic in March-April 2021, with the number of new cases increasing significantly across India in both urban and rural areas, has resulted in re-imposition of localized/regional lock-down measures in various parts of the country. Most economic activity parameters declined in April-May 2021. The situation started improving gradually from June 2021. The Reserve Bank of India announced a new set of measures to support stressed segments of the economy which included allowing restructuring of certain types of stressed borrowers, and liquidity measures. The impact of the Covid-19 pandemic will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, the pace of vaccination, and future actions taken by governmental authorities, central banks and other third parties in response to the pandemic. It is unclear whether these or future actions will be successful in countering the economic disruption owing to the pandemic. If the pandemic is prolonged or the actions of governments and central banks are unsuccessful, the adverse impact on the Indian and the global economy will deepen, and our results of operations and financial condition will be adversely affected. See also “Risk Factors—Risks Relating to Our Business— The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance.”

Inflation as measured by the Consumer Price Index increased from 5.8% in March 2020 to 7.6% in October 2020. Inflation subsequently eased to a low of 4.1% in January 2021 before rising again to 5.5% in March 2021. Core inflation (inflation excluding food and fuel) was elevated through the year, increasing from 4.1% in March 2020 to 6.0% in March 2021.

In response to the Covid-19 pandemic, the Reserve Bank of India reduced the repo rate by an aggregate 115 basis points with a 75 basis points reduction to 4.40% in March 2020 and further 40 basis points to 4.00% in May 2020. The policy rate was maintained at this level through June 30, 2021. The Monetary Policy Committee maintained an accommodative stance through the year with a view to sustain growth and mitigate the impact of the pandemic on the economy. During the year, Indian banks reduced the interest rates on savings deposits and term deposits, given the excess systemic liquidity. Lending rates of banks also moderated during the year.

Merchandise exports declined by 7.3% in fiscal 2021 while merchandise imports declined by 18.0%. The decline in imports was driven by both oil and non-oil imports. The trade deficit decreased to U.S.$ 98.6 billion in fiscal 2021 compared to a trade deficit of U.S. $ 161.3 billion in fiscal 2020. As a proportion of India’s gross domestic product, the current account balance recorded a surplus of 0.9% in fiscal 2021 compared to a deficit of 0.9% in fiscal 2020. Foreign direct investment inflows into India declined to U.S.$ 54.9 billion in fiscal 2021 compared to U.S. $ 56.0 billion in fiscal 2020. There was a net inflow of U.S. $ 38.7 billion in fiscal 2021 compared to U.S. $ 552 million of foreign portfolio investments in fiscal 2020.

The equity market benchmark, the S&P BSE Sensex, increased by 64.0% in fiscal 2021. The Rupee appreciated by 3.0% from Rs. 75.39 per U.S. dollar at end-March 2020 to Rs. 73.14 per U.S. dollar at March 31, 2021. The Rupee depreciated to Rs. 75.42 per U.S. dollar at April 22, 2021 due to the second wave of the Covid-19 pandemic. The exchange rate eased thereon to Rs. 72.42 per U.S. dollar at end-May 2021. In fiscal 2021, yields on the 10-year benchmark government securities remained in the range of 5.0% to 6.0% for most part of the year, supported by comfortable systemic liquidity maintained by the Reserve Bank of India through the year. Bond yields, however, increased towards the end of the year following the announcement of the government of India’s budget for fiscal 2022 and market anticipation of higher government borrowing. The benchmark 10-year government yields were at 6.17% at March 31, 2021 compared to 6.14% at end-March 2020.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 3.0% to Rs. 756.6 billion in fiscal 2021 compared to Rs. 734.9 billion in fiscal 2020. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 4.0% to Rs. 1,855.6 billion in fiscal 2021 compared to Rs. 1,784.8 billion in fiscal 2020. The average assets under management of mutual funds increased by 18.8% from Rs. 27.0 trillion for the three months ended March 31, 2020 to Rs. 32.1 trillion for the three months ended March 31, 2021.

In the banking sector, non-food credit growth remained moderate in the range of 5.0-7.0% through the year following the slowdown in economic activity due to the Covid-19 pandemic. Banking system non-food credit growth moderated from 6.1% at March 27, 2020 to 5.5% at March 26, 2021. In terms of sector-wise deployment of credit, retail loans grew by 10.2%, credit to services sector by 1.4%, credit to industry by 0.4% and credit to the agriculture sector by 12.3% at March 26, 2021. Deposit growth was higher compared to credit growth in fiscal 2021. Growth in total deposits remained above 10.0% through the year in fiscal 2021, with year-on-year growth of 11.4% at March 26, 2021 compared to growth of 7.9% at March 27, 2020.

As per the Reserve Bank of India’s Financial Stability Report of June 2021, gross non-performing assets of scheduled commercial banks reduced from 8.5% at March 31, 2020 to 7.5% at March 31, 2021, and the net non-

performing asset ratio reduced from 3.0% at March 31, 2020 to 2.4% at March 31, 2021. Lending institutions were allowed to extend a moratorium on term loan instalments and interest on working capital facilities for six months from March 1, 2020 to August 31, 2020 in case of qualifying borrowers, along with a standstill in asset classification as standard. According to the Reserve Bank of India, as on August 31, 2020, customers accounting for 40.0% of outstanding bank loans had availed the benefit of the moratorium. Further, the Supreme Court of India through an interim order had directed that accounts which were not classified as non-performing till August 31, 2020 should not be declared non-performing after August 31, 2020 until further orders. This interim order was in force until the pronouncement of the final judgement by the Supreme Court of India in March 2021, following which accounts were classified as per applicable Reserve Bank of India guidelines.

Several private sector banks, including us, strengthened their capital position by raising equity capital in fiscal 2021. We raised Rs. 150.0 billion of equity capital through a Qualified Institutions Placement. Banks also generally maintained additional liquidity buffers and several banks made additional provisions to address actual and expected increases in non-performing loans as a result of the pandemic and consequent economic disruption.

Regulatory measures

Key regulatory measures announced in fiscal 2021 in response to the Covid-19 pandemic were:

Monetary measures

•	The repo rate was reduced by 115 basis points with the last reduction of 40 basis points to 4.0% on May 22, 2020; the policy rate was kept unchanged for the rest of the year.

•	The cash reserve ratio requirement for banks was reduced by 100 basis points, from 4.0% of net demand and time liabilities to 3.0%. This was effective from March 28, 2020 until March 26, 2021. This was gradually restored to 4.0% in a phased manner with banks required to maintain the cash reserve ratio at 3.5% of their net demand and time liabilities effective from the fortnight beginning March 27, 2021 and at 4.0% effective from fortnight beginning May 22, 2021.

•	The minimum daily cash reserve ratio balance requirement was decreased from 90.0% to 80.0%, effective from the fortnight beginning March 28, 2020 to September 25, 2020.

•	The limit for borrowing overnight under the marginal standing facility by dipping into the statutory liquidity ratio was raised to 3.0% of net demand and time liabilities from the previous level of 2.0%, until June 30, 2020. This dispensation was subsequently extended until March 31, 2021. Following the onset of the second wave of the Covid-19 pandemic, the Reserve Bank of India extended it further until September 30, 2021.

Regulatory measures

•	Banks and other lending institutions were allowed to provide a moratorium on all term loans (including agriculture term loans, retail and crop loans). Initially the moratorium was permitted for three months on payment of instalments falling due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Interest would continue to accrue on the outstanding portion of the term loan during the moratorium period. Instalments include principal and/or interest component, bullet repayments, equated monthly instalments and credit card dues.

•	A stand-still in asset classification for accounts where the borrower has availed of the moratorium on payments for term loans was available from March 1, 2020 to August 31, 2020. For all accounts classified as standard as of February 29, 2020, even if overdue, the moratorium period, if applicable, must be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, if deferment was granted, all facilities classified as standard, including special mention accounts, as of February 29, 2020, must be excluded from the determination of out of order status. Banks were required to make general provisions of not less than 10.0% of the total outstanding amount of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over the two quarters ending at March 31, 2020 and June 30, 2020, at a minimum 5.0% per quarter. This provision cannot be deducted from the gross non-performing assets for calculating the net non-performing assets.

•	Banks and other lending institutions were allowed to defer the recovery of interest on working capital facilities during the period March 1, 2020 to August 31, 2020.

•	Banks were permitted to convert the accumulated interest for the deferment period, from March 1, 2020 to August 31, 2020, on working capital facilities into a funded interest term loan, which would be repayable by March 31, 2021.

•	Banks were required to disclose details pertaining to special mention accounts and overdue accounts where moratorium or deferment had been granted, amounts where asset classification benefits were extended and provisions for losses in the financial statements for fiscal year 2020, the six months ending September 30, 2020 and fiscal year 2021.

•	For stressed assets, where a resolution plan was underway and that were within the review period as of March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180-day review period for resolution.

•	As a one-time measure to facilitate flow of financing to corporate entities, the level of permissible exposure of a bank to a group of connected counterparties was increased from 25.0% to 30.0% of the capital base of the bank. This was applicable until June 30, 2021.

•	In August 2020, the Reserve Bank of India permitted banks and other lenders to implement a resolution plan in respect of loans to corporates and individuals, along with the assets being classified as standard subject to specific conditions. Lenders were required to ensure that the resolution facility was provided only to borrowers impacted by the Covid-19 pandemic. The resolution facility was applicable for accounts that were classified as standard and not in default for more than 30 days at March 1, 2020, and continued to remain standard until the invocation of the resolution plan. The resolution plan was required to be finalized and invoked by December 31, 2020, and implemented within 90 days from the date of invocation in case of personal loans and 180 days for corporate loans.

•	Banks, including us, were restricted from making dividend payouts from the profits pertaining to fiscal 2020.

•	Implementation of the last tranche of 0.625% of the Capital Conservation Buffer was deferred from March 31, 2020 to October 1, 2020 and then to April 1, 2021, and has been further deferred to October 1, 2021. Accordingly, the pre-specified trigger for loss absorption through conversion or write-down of additional tier 1 instruments remains at 5.5% of risk-weighted assets and will rise to 6.125% of risk-weighted assets on October 1, 2021.

•	The liquidity coverage ratio to be maintained by banks was lowered from 100% to 80.0% until September 30, 2020, and thereafter increased to 90.0% starting from October 1, 2020, and further to 100.0% from April 21, 2021.

•	The implementation of the net stable funding ratio was deferred to October 1, 2021.

•	Banks were granted a special dispensation of enhanced held-to-maturity limit of 22.0% of net demand and time liabilities, from the previous limit of 19.5%, for statutory liquidity ratio securities acquired between September 1, 2020 and March 31, 2021, until March 31, 2022. The enhanced limit is required to be restored in a phased manner over three quarters beginning with the quarter ending June 30, 2022. This dispensation was extended to March 31, 2023 for statutory liquidity ratio securities acquired between April 1, 2021 to March 31, 2022. With this, banks can exceed the held-to-maturity limit from 19.5% to up to 22.0% until March 31, 2023, provided the excess is on account of statutory liquidity ratio securities acquired between September 1, 2020 and March 31, 2022.

In September 2020, the Supreme Court of India, in a writ petition seeking waiver of interest on loans during the moratorium period, directed that accounts which were not declared as non-performing until August 31, 2020 should not be declared as non-performing till further orders. This interim order was in force until the pronouncement of the final judgement by the Supreme Court of India in March 2021, following which accounts were classified according to applicable Reserve Bank of India guidelines. In October 2020, the Government of India announced a “Scheme for grant of ex-gratia payment of difference between compound interest and simple interest for six months to borrowers in specified loan accounts”. As per the scheme, lending institutions were required to credit the difference between the compound interest and simple interest to the account of eligible borrowers reckoned for a period of six months between March 1, 2020 and August 31, 2020. Banks and other lending institutions could subsequently claim reimbursement of the amount credited to borrowers from the Central Government. The scheme was applicable for borrowers having aggregate sanctioned limit and outstanding amount not exceeding Rs. 20 million from lending institutions as on February 29, 2020. In March 2021, the Supreme Court of India in its judgement ordered a waiver of the interest on interest charged to borrowers during the moratorium period from March 1, 2020 to August 31, 2020. The methodology for calculation of the amount to be refunded and adjusted for different facilities was finalized by the Indian Banks’ Association in consultation with industry participants/bodies. Several banks made provision for the estimated refund amounts in their financial statements for fiscal 2021.

The Government of India announced certain measures to ease the impact of the Covid-19 pandemic. At the beginning of the year, the Government of India announced the Emergency Credit Line Guarantee Scheme for collateral-free loans with an aggregate value of up to Rs. 3.0 trillion to small and medium enterprises. Subsequently, the coverage of the scheme was expanded to include entities in 26 stressed sectors identified by an Expert Committee set up by the Reserve Bank of India for resolution of stressed assets, and the healthcare sector. The scheme was extended until March 31, 2021. Other measures included an employment scheme to incentivise job creation, a production-linked incentive scheme for promoting the domestic manufacturing sector, income tax relief for developers and home buyers and support to the agriculture sector.

Key regulatory measures announced during the three-months ended June 30, 2021, following the second wave of the Covid-19 pandemic, were as follows:

•	A second resolution framework was announced by the Reserve Bank of India on May 5, 2021. Banks were permitted to offer a limited window to implement resolution plans in case of credit given to individuals, business loans to individuals and small businesses. This is subject to certain conditions including the borrower must not have availed of the resolution plan under the framework announced in fiscal 2021, should be standard at March 31, 2021 and the aggregate exposure of the borrower, including non-fund based facilities, should not exceed Rs. 500 million as of March 31, 2021. The borrowers will continue to be classified as standard upon implementation of the resolution plan. The last date for invocation of resolution under this window is September 30, 2021.

•	A second resolution framework was announced for micro, small and medium enterprises, subject to meeting certain requirements. This was an extension of the earlier resolution framework announced in August 2020. The restructuring of the borrower account is required to be invoked by September 30, 2021 and implemented within 90 days from the date of invocation. An eligibility condition for availing the restructuring facility is that the aggregate exposure of the borrower, including non-fund based facilities, could not exceed Rs. 500 million at March 31, 2021.

•	Credit disbursed to new micro, small and medium enterprise borrowers was allowed to be deducted when calculating the net demand and time liabilities, for calculation of the cash reserve ratio. This exemption was previously available up to Rs. 2.5 million per borrower for credit disbursed up to October 1, 2021. This is extended further for credit disbursed up to December 31, 2021.

•	In order to mitigate the adverse impact of the Covid-19 pandemic related stress on banks, the Reserve Bank of India allowed banks to utilize 100.0% of floating provisions/countercyclical provisioning buffer held by banks as on December 31, 2020 for making specific provisions for non-performing assets with the prior approval of their board of directors. This utilization is permitted up to March 31, 2022.

See also “Risk Factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance.”

Other major announcements pertaining to the banking sector were:

•	In November 2020, Reserve Bank of India released the report of the Internal Working Group to review the extant ownership and corporate structure guidelines for Indian private sector banks and sought feedback on the recommendations by January 15, 2021. The recommendations for licensing of private banks include allowing large corporate houses as promoters of banks, subject to necessary amendments to the Banking

Regulations Act, 1949 to address the risks of connected lending and exposures between banks and other financial and non-financial group entities and strengthening of the supervisory mechanism. Other recommendations include an increase in minimum initial capital requirement for licensing new banks from Rs. 5.0 billion to Rs. 10.0 billion, requirement of Non-Operative Holding Company Structure for all new licenses and banks licensed before 2013 could move to a Non-Operative Holding Company Structure at their discretion, on attaining a tax-neutral status but within five years from announcement of tax-neutrality.

•	The Reserve Bank of India announced rules for opening of current accounts by banks. Banks are not permitted to open current account for customers availing only cash credit or overdraft facilities from the banking system. For borrowers who have credit facilities from the banking system and have not availed cash credit or overdraft facilities, non-lending banks are not permitted to open a current account. Further, rules have been given for lenders eligible for opening a current account subject to the exposure of the banking system to the borrower. Banks will have to monitor all current accounts and cash credit/overdraft facilities at least on a quarterly basis.

•	To improve credit flow to certain sectors, the Reserve Bank of India announced two measures in October 2020. The limit on aggregate retail exposure to a single counterparty was enhanced from Rs. 50 million to Rs. 75 million. Further, the risk weights on individual housing loans were rationalized. All new housing loans sanctioned on or after October 16, 2020 and up to March 31, 2022, a loan-to-value ratio of less than or equal to 80% would attract a risk weight of 35% and for loan-to-value ratio between 80.0%-90.0%, the risk weight would be 50.0%. This is irrespective of the loan amount. A standard asset provision of 0.25% on these loans would continue.

The merger of 10 public sector banks into four big banks, announced by the Government of India in fiscal 2020, became effective from April 1, 2020. In November 2020, the Reserve Bank of India announced the amalgamation of a private sector bank, that was under prompt corrective action, with a foreign bank. Further, in the Union Budget for fiscal 2022, the Finance Minister indicated that the Government of India would divest its stake in two public sector banks.

Business Overview

While assessing our performance, we monitor key financial variables such as the movement in core operating profit (that is profit before provisions and tax, excluding treasury income), credit loss and return on equity. We also look at movement in yield on assets, cost of funds and net interest margin, movement in fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth, loan delinquency trends and performance of loans under moratorium. We re-evaluate underwriting norms and risk management on an ongoing basis, and assess the financial impact of events on our capital, revenue and credit costs. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, cyber threats, data security and preparedness to address them and estimates of market share in key areas of business. We also continuously look at improving capabilities that may be required to respond to crisis related events.

In fiscal 2021, the Covid-19 pandemic resulted in a slowdown in global economic activity, volatility in financial markets, increased unemployment, temporary closures of businesses, sheltering-in-place directives and increased remote work protocols. India’s gross domestic product declined by 7.3% in fiscal 2021, with a significant impact on the industrial and services sectors, while the agriculture sector remained resilient. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth in India or rise in interest rates in India could cause our business to suffer”. For the Indian banking sector, the Covid-19 pandemic resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning, reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. Growth in banking system non-food credit was lower compared to growth in deposits during fiscal 2021. Most banks were able to maintain their capital ratios in fiscal 2021, with large private sector banks significantly enhancing their capital position by raising equity capital during the year.

See also “—Executive Summary—Business environment—Trends in fiscal 2021”.

The Reserve Bank of India undertook several monetary measures like reducing the repo rate, the cash reserve ratio and liquidity ratio requirements in fiscal 2021, creating significant surplus liquidity in the banking system. Some of these liquidity measures have been extended into fiscal 2022. As systemic liquidity conditions remained comfortable during fiscal 2021 and avenues for banks to deploy funds were limited due to weak credit demand, banks reduced their interest rates on savings deposits and term deposits. Lending rates of banks also moderated during the year. Further, within deposits, the growth in low cost current account and savings account deposits was slower compared to term deposit growth. However, the impact on the cost of funds for banks was not significant, and funding costs declined for some banks, including us. In spite of a challenging operating environment, private sector banks continued to grow their portfolio in fiscal 2021, largely driven by growth in the retail segment. Private sector banks saw an increase in market shares in loans and deposits in fiscal 2021.

We believe that the significant improvement in our deposit franchise and funding costs in the last five years, along with strengthened risk management practices enable us to pursue growth opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a more granular portfolio and sustainably improve portfolio quality. We aim to provide a complete range of financial products and services to meet personal and business needs of our customers and their ecosystems. In fiscal 2021, we focused on strengthening our balance sheet further. We raised equity capital of Rs. 150.0 billion through a Qualified Institutions Placement. We changed our provisioning policy for non-performing assets to make it more conservative, and maintained Covid-19 related provisions that were higher than the requirement by the Reserve Bank of India.

However, a second wave of the Covid-19 pandemic has emerged in India since March 2021. In view of the continuing uncertainties and risks in the operating environment due to the pandemic, we continue to focus on maintaining a resilient balance sheet and maintaining strong capital levels.

A discussion of our financial performance in fiscal 2021 is given below:

Operating profit before provisions increased by 26.2% from Rs. 336.0 billion in fiscal 2020 to Rs. 424.1 billion in fiscal 2021 primarily due to an increase in net interest income and other income, offset, in part, by an increase in operating expenses.

Net interest income increased by 15.8% from Rs. 401.7 billion in fiscal 2020 to Rs. 465.0 billion in fiscal 2021, due to an increase of 17.0% in the average volume of interest earning assets, offset, in part, by a decrease of 5 basis points in net interest margin.

Other income increased by 11.1% from Rs. 649.5 billion in fiscal 2020 to Rs. 721.7 billion in fiscal 2021 primarily due to an increase in net earned premium and other operating income relating to insurance business and an increase in income from treasury-related activities. Premium and other operating income relating to insurance business increased by 5.3% from Rs. 455.0 billion in fiscal 2020 to Rs. 479.2 billion in fiscal 2021 primarily reflecting an increase in business volume. Income from treasury-related activities increased from Rs. 49.3 billion in fiscal 2020 to Rs. 99.5 billion in fiscal 2021. In fiscal 2021, we sold 3.96% equity shareholding in ICICI Lombard General Insurance Company Limited, 1.50% equity shareholding in ICICI Prudential Life Insurance Company Limited and 4.21% equity shareholding in ICICI Securities Limited and made a net gain of Rs. 33.0 billion from these sales.

Operating expenses increased by 6.6% from Rs. 715.2 billion in fiscal 2020 to Rs. 762.7 billion in fiscal 2021 primarily due to an increase in expenses pertaining to insurance business and other operating expenses.

Provisions and contingencies (excluding provision for tax) increased by 9.1% from Rs. 150.1 billion in fiscal 2020 to Rs. 163.8 billion in fiscal 2021 primarily due to an increase in provision on advances, Covid-19 related provisions, offset, in part, by a decrease in provisions on investments. The provision on advances increased from Rs. 89.6 billion in fiscal 2020 to Rs. 110.8 billion in fiscal 2021 primarily due to a change in the provisioning policy on non-performing loans to make it more conservative and higher additions to non-performing assets in consumer loans reflecting Covid-19 related stress, offset, in part, by lower ageing-based provisions on loans classified as non-

performing assets in earlier years. The provision coverage ratio increased from 75.3% at March 31, 2020 to 77.7% at March 31, 2021.

Gross non-performing assets (net of write-offs) decreased from Rs. 444.2 billion at year-end fiscal 2020 to Rs. 432.3 billion at year-end fiscal 2021. Net non-performing assets decreased from Rs. 109.7 billion at year-end fiscal 2020 to Rs. 99.8 billion at year-end fiscal 2021. The net non-performing asset ratio decreased from 1.4% at year-end fiscal 2020 to 1.2% at year-end fiscal 2021. See also, “Risk factors- If the level of our non-performing assets increases further and the overall quality of our loan portfolio deteriorate, our business will suffer.”

In addition to Covid-19 related provision of Rs. 27.3 billion made in fiscal 2020, in the first quarter of fiscal 2021, the Bank made Covid-19 related provision of Rs. 55.5 billion. In the third quarter of fiscal 2021, the Bank utilized Rs. 18.0 billion of Covid-19 related provisions made in the earlier periods. Further, in fourth quarter of fiscal 2021, in view of the second wave of the Covid-19 pandemic across India, the Bank made additional Covid-19 related provision amounting to Rs. 10.0 billion on a prudent basis. Accordingly, at March 31, 2021, the Bank held aggregate Covid-19 related provision of Rs. 74.8 billion.

The income tax expense decreased from Rs. 73.6 billion in fiscal 2020 to Rs. 56.6 billion in fiscal 2021 primarily due to a decrease in effective tax rate, offset, in part, by an increase in profit before tax. The effective tax rate decreased from 39.6% in fiscal 2020 to 21.8% in fiscal 2021. In fiscal 2020, there was a one-time additional charge due to re-measurement of accumulated deferred tax asset due to change in income-tax rate.

As a result of the above, the profit after tax increased by 92.2% from Rs. 95.7 billion in fiscal 2020 to Rs. 183.8 billion in fiscal 2021.

Net worth (equity share capital and reserves and surplus) increased from Rs. 1,229.6 billion at year-end fiscal 2020 to Rs. 1,575.9 billion at year-end fiscal 2021 primarily due to issuance of equity shares through qualified institutions placement and accretion to reserves and surplus from profit for the year. Total assets increased by 14.3% from Rs. 13,772.9 billion at year-end fiscal 2020 to Rs. 15,738.1 billion at year-end fiscal 2021. Total deposits increased by 19.9% from Rs. 8,007.8 billion at year-end fiscal 2020 to Rs. 9,599.4 billion at year-end fiscal 2021. Term deposits increased by 17.0% from Rs. 4,417.3 billion at year-end fiscal 2020 to Rs. 5,167.4 billion at year-end fiscal 2021. Savings account deposits increased by 19.6% from Rs. 2,540.6 billion at year-end fiscal 2020 to Rs. 3,039.2 billion at year-end fiscal 2021. Current account deposits increased by 32.7% from Rs. 1,049.9 billion at year-end fiscal 2020 to Rs. 1,392.8 billion at year-end fiscal 2021. Average savings account deposits increased by 16.8% from Rs. 2,183.9 billion in fiscal 2020 to Rs. 2,551.0 billion in fiscal 2021. Average current account deposits increased by 26.0% from Rs. 734.1 billion in fiscal 2020 to Rs. 924.9 billion in fiscal 2021. Average current account and savings account deposits increased by 19.1% from Rs. 2,917.9 billion in fiscal 2020 to Rs. 3,476.0 billion in fiscal 2021. The average current account and savings account ratio was at 41.5% at year-end fiscal 2021 as compared to 42.3% at year-end fiscal 2020. Total advances increased by 12.1% from 7,062.5 billion at year-end fiscal 2020 to Rs. 7,918.0 billion at year-end fiscal 2021. Our gross retail advances increased by 20.5% from Rs. 4,506.1 billion at year-end fiscal 2020 to Rs. 5,430.2 billion at year-end fiscal 2021.

ICICI Bank had 5,266 branches and 14,136 ATMs in India at year-end fiscal 2021.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2021 were: common equity Tier 1 risk-based capital ratio of 16.80%; Tier 1 risk-based capital ratio of 18.06%; and total risk-based capital ratio of 19.12%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2021 were: common equity Tier 1 risk-based capital ratio of 16.66%; Tier 1 risk-based capital ratio of 17.81%; and total risk-based capital ratio of 18.87%.

Impact of Covid-19

The nation-wide lockdown in India from March 25, 2020 to May 31, 2020 caused a significant disruption in most economic activities. The easing of lock-down measures subsequently led to a gradual improvement in business conditions. By December 2020-January 2021, most economic activity parameters recovered and reached levels seen prior to the onset of the Covid-19 pandemic. These included parameters like peak power demand, e-way bill generations, digital toll collections, indirect tax collections of the government, rail freight revenues and vehicle registrations. The recovery was partially supported by the seasonal festive demand in India, which typically falls in the third quarter of the fiscal year. The private corporate sector saw an expansion in sales and profits in the latter half of fiscal 2021, following the revival in demand conditions and easing of restrictions.

Several unprecedented fiscal and monetary measures were taken by the government of India and the Reserve Bank of India to provide stability to the financial sector and protect individuals, businesses and the banking sector from possible adverse economic consequences arising from the Covid-19 pandemic. The micro, small and medium enterprises were supported through measures like the Emergency Credit Line Guarantee Scheme that was introduced to address the working capital needs of these businesses. This scheme was later extended to include identified stressed sectors and the health sector. Other measures included a restructuring package and standstill in asset classification by banks for accounts that were restructured.

A second wave of the Covid-19 pandemic from March-April 2021, with the number of new cases increasing significantly across India in both urban and rural areas, has resulted in re-imposition of localized/regional lock-down measures in various parts of the country. This impacted businesses and economic activities once again. While there has been a significant decline in the number of new cases since June 2021 and economic conditions have begun to improve, there is no assurance of the pace of recovery or that another wave of the pandemic would not require renewed containment measures. There may be a negative impact on revenues and an increase in portfolio rating downgrades and non-performing asset formation at a systemic level, as well as for us.

In fiscal 2021, banks provided temporary adjustments to lending practices, including a moratorium or deferment on repayment of debt obligations and restructuring package of certain borrowers, as permitted by the Reserve Bank of India, to mitigate the impact of the Covid-19 pandemic on borrowers. With the second wave of the pandemic in early fiscal 2022, risks have increased for banks. This increased risk could have an impact on the quality of the loan portfolio and the financial performance of the banking sector, including us. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022.

The opportunities for banks to earn fee income are also impacted during periods of high uncertainties. Banks earn various types of fees such as lending linked fees, transaction banking fees and commission from distribution of third party products, which may get impacted due to second wave of Covid-19 pandemic. The impact of the increase in mortality and medical expenses during the second wave of Covid-19 pandemic, and the likely increase in claims on insurance companies, on new sales and pricing of insurance products is uncertain. The general insurance industry offers products that are dependent on sectors adversely impacted by the pandemic, like automobiles, travel, hotels and others. Further, the recovery in these sectors is expected to take longer than the recovery of the overall economy. A slow recovery in these sectors would negatively impact the sales of insurance products dependent on these sectors, and in turn, the opportunity for banks to earn associated fee income. At the same time, the health crisis may increase the demand for new products, particularly those designed to cover risks related to pandemics. Such new products may face challenges and risks in underwriting and pricing due to limited availability of data. The mutual fund industry has also faced challenges in the past and is likely to continue to face challenges due to significant demand for redemptions during periods of high uncertainty caused by the pandemic, leading to significant liquidity pressures.

The extent to which the Covid-19 pandemic affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and any recovery period, the pace of vaccination, future actions taken by government authorities, central banks and other third parties in response to the pandemic, the time it takes for economic activities to return to pre-pandemic levels on a sustained basis and the effects on our customers, counterparties, employees and third-party service providers. See also “Risk Factors—Risks Relating to Our Business-The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

The second wave of the pandemic beginning March 2021 and its future trajectory as well as any prolonged period of uncertainty could negatively impact the performance of banks, including us. The low interest rate environment, regulations pertaining to pricing of loans and linking them to external benchmarks, increasing risk aversion and weak demand for credit could have an adverse impact on the net interest margins of banks, including us. Interest and other income of banks may be negatively affected as opportunities to grow the business will remain low. Banking system profitability may also be adversely impacted by rising credit costs due to the economic downturn. Thus, there are significant factors that may adversely affect the profitability of banks, which may take longer for the banking sector to recover compared to the economy in general and could create other challenges for banks. While we expect banking operations to normalize from fiscal 2023, the impact of the second wave and the future extent and trajectory of the Covid-19 pandemic may continue to affect our businesses, results of operations and financial condition.

Response to Covid-19

We have responded to the challenges caused by the Covid-19 pandemic through various measures. Banking was declared an essential service by the Government of India, which required us to keep our branches open and continue providing essential banking services to customers even during the lockdown. In these circumstances, we focused on the safety of our employees and customers, as well as ensuring business continuity. We formed a quick response team with members from various functional groups to take immediate steps to protect the health of employees and ensure business continuity. Residential location details of our employees from across geographies were analyzed to map the employees to branches closer to their homes and minimize local travel and exposure. Most of our branches remain functional with reduced working hours, including during the lockdown. The branches are staffed based on customer traffic and employees follow a rotation schedule. Several of our employees were impacted by the Covid-19 pandemic. We have engaged with healthcare institutions to support employees and their family members affected by the Covid-19 pandemic, to extend medical care through virtual consultations and institutional quarantine facility and to provide vaccination to our employees and their dependent family members.

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

We also encouraged our customers to adopt digital channels for transacting. We launched a comprehensive platform, ICICI Stack, in March 2020, that offers digital services and covers almost all banking activities, including account opening, loans, credit cards, payment solutions, investments, insurance and protection-related products. The platform can be used by various customer segments including retail, small and medium enterprises and corporate clients. We also introduced WhatsApp banking and enabled withdrawal of cash at our ATMs without a card. Mobile ATMs were deployed for the benefit of the general public residing in and around containment zones.

We have also used big data initiatives involving artificial intelligence and machine learning to manage our collections effectively. We use an artificial intelligence based pre-delinquency management engine to create multiple microsegments and forecast the payment defaults to enable timely intervention. Following the onset of the Covid-19 pandemic and the lockdown announced by the government in early fiscal 2021, the analysis was further sharpened with additional parameters such as availment of moratorium or emergency credit line guarantee scheme, zones under lockdown, industries directly impacted by the Covid-19 pandemic and salary paid out digitally, among others. The Bank has also coordinated with various merchant platforms to facilitate collections through digital means from customers and uses application programme interface-based integrations with large payment channels to ensure timely credit of the overdue amounts.

We undertook a detailed analysis of our loan portfolio to assess the potential impact of the pandemic and economic disruption. This involved assumptions on the time-to-normalcy of the environment and an assessment of resilience of the borrowers based on income or profits, leverage, credit rating or credit score, level of fixed costs, market reputation, liquidity on hand and ease of restarting the business. We also assessed the Covid-19 induced risk intensity, including based on the industry, the nature of the market, volatility levels in the specific segment and complexity of the business. A borrower specific analysis of the corporate portfolio was undertaken, covering a substantial part of the portfolio. In light of the Covid-19 pandemic, there was an increase in rating downgrades in the portfolio and non-performing asset formation at a systemic level, as well as for us.

Despite a challenging operating environment, we grew our loan portfolio in fiscal 2021, particularly our retail portfolio, business banking portfolio and lending to small and medium enterprises. We grew our net interest income in fiscal 2021, while net interest margin was marginally lower. Deposit growth remained high, which has led to significant liquidity being maintained by us. Our immediate focus in fiscal year 2021 was to maintain adequate liquidity, conserve capital and maintain robust credit monitoring.

We believe that given the Bank’s core operating profitability, liquidity and capital adequacy position, we are well-placed to absorb the impact of the challenges in the environment. In fiscal 2021, we raised equity capital of Rs. 150.0 billion through a Qualified Institutions Placement. We have changed our provisioning policy for non-performing assets to make it more conservative, and have made Covid-19 related provisions that are higher than the requirement by the Reserve Bank of India. We are closely monitoring the evolving scenario and will calibrate our businesses based on the assessment of risk and profitability.

Business Outlook

There are significant uncertainties with regard to the consequences of the ongoing Covid-19 pandemic on the global and Indian economy. Growth in economic activity will depend on the trajectory of the Covid-19 pandemic, the progress of the vaccination programme and the restrictions on activity and the period for which they continue. While there has been a significant decline in the number of new cases since June 2021 and economic conditions have begun to improve, there is no assurance of the pace of recovery or that another wave of the pandemic would not require renewed containment measures. A prolonged period of economic weakness and uncertainty regarding normalization may continue to impact banking sector loan growth, revenues, margins, asset quality and credit costs in fiscal 2022.

Growth opportunities for the banking sector are expected to remain limited at least in the first half of fiscal 2022, as the banking system credit growth is expected to be muted and revenue growth could be impacted. There may be a negative impact on the banking sector, including us, in growing the business, profitability, deterioration in the quality of the loan portfolio, increase in credit costs, and decline in net interest income and fee income which could further impact our net interest margin in fiscal 2022. However, over the medium term, we see favorable prospects for the Indian economy. We expect India’s strong domestic consumption and investment drivers to continue to support healthy rates of growth in a normal environment. The banking sector is expected to benefit from the growing formalization of the economy, the insolvency resolution regime and the rapid adoption of technology in banking.

Our long-term strategy would continue to focus on growing our core operating profits within the guardrails of risk and compliance. We focus on creating holistic value propositions for our customers by adopting a 360-degree customer-centric approach and capturing opportunities across customer ecosystems, leveraging internal synergies, building partnerships and simplifying processes. Cross-functional teams have been created to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We have also delayered our organisation structure and empowered teams at the local level to create flexibility and agility in capturing business opportunities. This improves our ability to connect with customers and respond to their needs.

Technology is core to our business strategy. We are creating digital experiences and aim to offer personalised and customized solutions to customers to suit their life-stage and business needs. We partner with technology companies and platforms to leverage opportunities for growth and enhancing service delivery and customer experience. We leverage technology and analytics for deeper insights into customer needs and behavior. We continue to invest in technology to enhance our offerings to customers as well as the scalability, flexibility and resilience of our technology architecture.

We have over the years re-balanced our deposit profile, improved the credit rating profile of the portfolio and reduced concentration risks. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses and deepen relationships with well-rated Indian corporates in international markets and multinational companies for maximizing the India-linked trade, transaction banking and lending opportunities with strict limits on exposures including reduction in current exposure where required. Our gross non-performing loans ratio has decreased and the provisioning coverage on non-performing loans has increased in fiscal 2021. See also, “Business-Strategy”.

In the current environment impacted by the pandemic, our success will be determined by our ability to respond to the crisis, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. See also “Risk Factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact, our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance” Generally, the success of our strategy depends on several factors, including our ability to grow our low-cost deposit base, grow our loan book profitably, contain non-performing loans, early resolution of stressed assets, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to the outbreak of Covid-19 pandemic, and other global developments, including movement in oil prices, trade-related disputes and ongoing exit of the United Kingdom from the European Union, are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding. The yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest earned on tax free bonds. For fiscal 2021, we have applied an effective marginal tax rate of 16% for the purpose of this re-computation. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. These interest rate swaps are not part of our trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest earned, interest expended and net interest income.

	Year ended March 31,
	2019				2020			2021
	Average balance		Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	4,628,560	456,422	9.86%	5,470,818	562,002	10.27%	6,064,280	573,393	9.46%
Foreign currency		1,302,286	52,426	4.03	1,238,309	47,281	3.82	1,098,730	29,226	2.66
Total advances		5,930,847	508,848	8.58	6,709,127	609,283	9.08	7,163,010	602,619	8.41
Investments:
Rupee		2,523,583	181,058	7.17	2,941,266	207,805	7.07	3,626,872	230,902	6.37
Foreign currency		118,180	2,767	2.34	129,791	3,163	2.44	179,857	2,156	1.20
Total investments		2,641,763	183,826	6.96	3,071,057	210,968	6.87	3,806,729	233,058	6.12
Other interest-earning assets:
Rupee		600,640	19,747	3.29	675,362	19,481	2.88	1,062,581	30,425	2.86
Foreign currency		166,797	3,875	2.32	161,398	3,584	2.22	393,445	883	0.22

	Year ended March 31,
	2019					2020					2021
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Total other interest-earning assets		767,439		23,621	3.08%		836,760		23,065	2.76%		1,456,026		31,308	2.15%
Other interest income:
Rupee				6,263					5,729					21,491
Foreign currency				61					568					3,570
Total other interest income				6,324					6,297					25,061

Interest-earning assets:
Rupee		7,752,784		663,490	8.56		9,087,446		795,017	8.75		10,753,733		856,211	7.96
Foreign currency		1,587,263		59,129	3.73		1,529,498		54,596	3.57		1,672,032		35,835	2.14
Total interest-earning assets		9,340,049		722,619	7.74		10,616,944		849,613	8.00		12,425,765		892,046	7.18
Fixed assets		94,752					98,653					106,100
Other assets		1,705,169					1,892,945					2,044,392
Total non-earning assets		1,799,921					1,991,598					2,150,491
Total assets	Rs.	11,139,970	Rs.	722,619		Rs.	12,608,542	Rs.	849,613		Rs.	14,576,257	Rs.	892,046

Liabilities:
Savings account deposits:
Rupee	Rs.	1,894,303	Rs.	68,388	3.61	Rs.	2,102,360	Rs.	76,310	3.63	Rs.	2,452,568	Rs.	77,687	3.17
Foreign currency		80,599		790	0.98		81,500		953	1.17		98,475		803	0.82
Total savings account deposits		1,974,902		69,177	3.50		2,183,860		77,263	3.54		2,551,043		78,490	3.08
Time deposits:
Rupee		2,787,129		191,019	6.85		3,574,791		243,945	6.82		4,530,836		250,515	5.53
Foreign currency		336,152		9,756	2.90		399,051		11,034	2.77		377,247		8,190	2.17
Total time deposits		3,123,282		200,744	6.43		3,973,842		254,979	6.42		4,908,083		258,705	5.27
Other demand deposits:
Rupee		551,547					647,602					812,042
Foreign currency		75,719					86,463					112,869
Total other demand deposits		627,266					734,065					924,911
Total deposits:
Rupee		5,232,979		259,406	4.96		6,324,753		320,255	5.06		7,795,446		328,202	4.21
Foreign currency		492,470		10,545	2.14		567,014		11,987	2.11		588,591		8,993	1.53
Total deposits		5,725,449		269,952	4.71		6,891,767		332,243	4.82		8,384,037		337,196	4.02
Borrowings:
Rupee		957,459		80,896	8.45		1,084,447		8,199	7.56		1,196,852		72,463	6.05
Foreign currency		1,193,800		40,928	3.43		996,581		32,416	3.25		680,068		16,929	2.49
Total borrowings		2,151,259		121,824	5.66		2,081,028		114,412	5.50		1,876,920		89,392	4.76
Interest-bearing liabilities:
Rupee		6,190,438		340,302	5.50		7,409,200		402,251	5.43		8,992,298		400,665	4.46
Foreign currency		1,686,270		51,473	3.05		1,563,595		44,403	2.84		1,268,659		25,922	2.04

	Year ended March 31,
	2019					2020					2021
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
Total interest-bearing liabilities		7,876,708		391,775	4.97		8,972,795		446,655	4.98		10,260,957		426,588	4.16
Other liabilities		2,130,057					2,430,276					2,880,817
Total liabilities		10,006,765		391,775			11,403,071		446,655			13,141,774		426,588
Stockholders’ equity		1,133,205					1,205,471					1,434,483
Total liabilities and stockholders’ equity	Rs.	11,139,970	Rs.	391,775		Rs.	12,608,542	Rs.	446,655		Rs.	14,576,257	Rs.	426,588

___________

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Analysis of Changes in Interest Earned and Interest Expended: Volume and Rate Analysis

The following table sets forth, for the periods indicated, the changes in the components of net interest income. The changes in net interest income between periods have been reflected as attributed either to volume or rate changes. For the purpose of this table, changes which are due to both volume and rate have been allocated solely to volume.

	Fiscal 2020 vs. Fiscal 2019						Fiscal 2021 vs. Fiscal 2020
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest earned:
Advances:
Rupee	Rs.	105,580	Rs.	86,523	Rs.	19,057	Rs.	11,391	Rs.	56,113	Rs.	(44,722)
Foreign currency		(5,145)		(2,443)		(2,702)		(18,055)		(3,713)		(14,342)
Total advances		100,435		84,080		16,355		(6,664)		52,400		(59,064)
Investments:
Rupee		26,706		29,510		(2,804)		23,097		43,649		(20,552)
Foreign currency		396		283		113		(1,007)		600		(1,607)
Total investments		27,102		29,793		(2,691)		22,090		44,249		(22,159)
Other interest-earning assets:
Rupee		(266)		2,155		(2,421)		10,944		11,087		(143)
Foreign currency		(291)		(120)		(171)		(2,701)		521		(3,222)
Total other interest earning asset		(557)		2,035		(2,592)		8,243		11,608		(3,365)
Other interest income
Rupee		(534)		—		(534)		15,762		—		15,762
Foreign currency		507		—		507		3,002		—		3,002
Other interest income		(27)		—		(27)		18,764		—		18,764
Total interest earned:
Rupee		131,486		118,188		13,298		61,194		110,849		(49,655)
Foreign currency		(4,533)		(2,280)		(2,253)		(18,761)		(2,592)		(16,169)
Total interest earned		126,953		115,908		11,045		42,433		108,257		(65,824)
Interest expense:
Savings account deposits:
Rupee		7,922		7,552		370		1,377		11,093		(9,716)
Foreign currency		163		11		152		(150)		138		(288)
Total savings account deposits		8,085		7,563		522		1,227		11,231		(10,004)
Time deposits:
Rupee		52,926		53,750		(824)		6,570		52,861		(46,291)
Foreign currency		1,278		1,739		(461)		(2,844)		(473)		(2,371)
Total time deposits		54,204		55,489		(1,285)		3,726		52,388		(48,662)
Total deposits:
Rupee		60,848		61,302		(454)		7,947		63,954		(56,007)
Foreign currency		1,441		1,750		(309)		(2,994)		(335)		(2,659)
Total deposits		62,289		63,052		(763)		4,953		63,619		(58,666)

	Fiscal 2020 vs. Fiscal 2019						Fiscal 2021 vs. Fiscal 2020
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Borrowings:
Rupee		1,102		9,602		(8,500)		(9,535)		6,806		(16,341)
Foreign currency		(8,514)		(6,415)		(2,099)		(15,485)		(7,879)		(7,606)
Total borrowings		(7,412)		3,187		(10,599)		(25,020)		(1,073)		(23,947)
Total interest expended:
Rupee		61,950		70,904		(8,954)		(1,588)		70,760		(72,348)
Foreign currency		(7,073)		(4,665)		(2,408)		(18,479)		(8,214)		(10,265)
Total interest expended		54,877		66,239		(11,362)		(20,067)		62,546		(82,613)
Net interest income:
Rupee		69,356		47,284		22,252		62,782		40,089		22,693
Foreign currency		2,540		2,385		155		(282)		5,622		(5,904)
Total net interest income	Rs.	72,076	Rs.	49,669	Rs.	22,407	Rs.	62,500	Rs.	45,711	Rs.	16,789

____________

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2017		2018		2019		2020		2021
	(in millions, except percentages)
Interest earned(1)	Rs.	611,895	Rs.	624,176	Rs.	722,660	Rs.	849,613	Rs.	892,046
Average interest-earning assets		7,911,740		8,443,631		9,340,049		10,616,944		12,425,765
Interest expense		348,358		342,620		391,775		446,655		426,588
Average interest-bearing liabilities		6,630,273		7,063,215		7,876,708		8,972,795		10,260,957
Average total assets		9,339,862		10,061,763		11,139,970		12,608,542		14,576,257
Average interest-earning assets as a percentage of average total assets		84.71%		83.92%		83.84%		84.20%		85.25%
Average interest-bearing liabilities as a percentage of average total assets		70.99		70.20		70.71		71.16		70.40
Average interest-earning assets as a percentage of average interest-bearing liabilities		119.33		119.54		118.58		118.32		121.10
Yield		7.73		7.39		7.74		8.00		7.18
Rupee		8.85		8.32		8.56		8.75		7.96
Foreign currency		3.69		3.28		3.73		3.57		2.14
Cost of funds		5.25		4.85		4.97		4.98		4.16
Rupee		6.13		5.48		5.50		5.43		4.46
Foreign currency		2.97		2.63		3.05		2.84		2.04
Spread(2)		2.48		2.54		2.76		3.02		3.02
Rupee		2.72		2.84		3.06		3.32		3.51
Foreign currency		0.72		0.66		0.68		0.73		0.10
Net interest margin(3)		3.33		3.33		3.54		3.80		3.75
Rupee		4.11		3.94		4.17		4.32		4.24
Foreign currency		0.51		0.65		0.48		0.67		0.59

_____________

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was, Rs. 2.5 billion for fiscal 2017, Rs. 2.6 billion for fiscal 2018, Rs. 2.8 billion for fiscal 2019, Rs. 1.3 billion for fiscal 2020 and Rs. 0.4 billion for fiscal 2021.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Interest earned(1)	Rs.	848,358	Rs.	891,627	US$	12,191	5.1%
Interest expense		(446,655)		(426,591)		(5,833)	(4.5)%
Net interest income	Rs.	401,703	Rs.	465,036	US$	6,358	15.8%

_________

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 15.8% from Rs. 401.7 billion in fiscal 2020 to Rs. 465.0 billion in fiscal 2021, reflecting an increase of 17.0% in the average volume of interest-earning assets, offset, in part, by a decrease in net interest margin by 5 basis points.

Net interest margin

Net interest margin on the rupee portfolio decreased by 8 basis points from 4.31% in fiscal 2020 to 4.23% in fiscal 2021 and net interest margin on the foreign currency portfolio decreased by 8 basis points from 0.67% in fiscal 2020 to 0.59% in fiscal 2021. Overall net interest margin decreased by 5 basis points from 3.80% in fiscal 2020 to 3.75% in fiscal 2021. The yield on average interest-earning assets decreased by 82 basis points from 8.00% in fiscal 2020 to 7.18% in fiscal 2021. The cost of funds decreased by 82 basis points from 4.98% in fiscal 2020 to 4.16% in fiscal 2021.

The yield on the rupee portfolio decreased by 78 basis points from 8.75% in fiscal 2020 to 7.97% in fiscal 2021 primarily due to the following:

•	The yield on rupee advances decreased by 81 basis points from 10.27% in fiscal 2020 to 9.46% in fiscal 2021. The yield on rupee investments decreased by 69 basis points from 7.07% in fiscal 2020 to 6.38% in fiscal 2021. The yield on rupee other interest-earning assets decreased by 2 basis points from 2.88% in fiscal 2020 to 2.86% in fiscal 2021.

•	The yield on rupee advances decreased primarily due to reduction in marginal cost of funds based lending rate and repo rate, leading to re-pricing of existing floating rate loans at a lower rate and incremental lending at lower rates.

The Bank reduced the 1-year marginal cost of lending rate by 65 basis points in phases during fiscal 2020. Further, the Bank reduced the 1-year marginal cost of lending rate by 85 basis points during fiscal 2021.

In accordance with the Reserve Bank of India guidelines, effective from October 1, 2019, the Bank shifted from the internal benchmark of marginal cost of funds based lending rate to external benchmarks - repo rate and treasury bill rate – for new floating rate loans. All new floating rate personal loans (such as housing loans, business banking) and loans to small and medium enterprise have been linked to the repo rate in a phased manner. The Reserve Bank of India significantly reduced the repo rate by 75 basis points from 5.15% in February 2020 to 4.40% in March 2020 and further reduced the repo rate by 40 basis points to 4.00% in May 2020. At year-end fiscal 2021, the floating rate loan book was 69.5% of total domestic loans of the Bank, of which 40.7% was linked to marginal cost of funds based lending rate, 45.3% was linked to repo rate and 6.7% was linked to treasury bills. See also “Business—Loan portfolio—Loan pricing”.

In accordance with the Reserve Bank of India’s notification dated April 7, 2021, the Bank is required to refund/adjust ‘interest on interest’ to certain borrowers during the period when moratorium was applicable, i.e., from March 1, 2020 to August 31, 2020. At year-end fiscal 2021, the Bank created a liability towards estimated interest relief amounting to Rs. 1.8 billion and reduced the same from the interest earned, pending implementation of the methodology for calculation of such interest on interest circulated by the Indian Banks’ Association.

•	The yield on interest earning rupee government securities decreased due to significant easing of monetary conditions by the Reserve Bank of India post the outbreak of the Covid-19 pandemic, leading to new investment in government securities at lower yield and reset of floating rate bonds at lower levels. The yield on investments, other than government securities, of ICICI Bank decreased primarily due to a decrease in average investment in pass through certificates, a decrease in yield on bonds and debentures and commercial papers, offset, in part, by an increase in the average investment portfolio of bonds and debentures which are relatively high yielding.

•	The yield on other interest-earning rupee assets decreased by 2 basis points from 2.88% in fiscal 2020 to 2.86% in fiscal 2021.

•	Other interest income primarily includes interest on income tax refund and swap premium income. Other interest income in fiscal 2021 increased primarily due to higher swap premium income on account of surplus rupee liquidity deployed in foreign currency pursuant to prevailing high forward premia. The rupee liquidity continued to be significantly higher during fiscal 2021 due to robust deposit growth and lower credit off-take post the outbreak of Covid-19 pandemic. The rupee liquidity was converted into foreign currency through buy/sell swaps in the forwards market. The foreign currency generated through these swaps were deployed through foreign currency placements/investments. Due to higher foreign currency flows into India, the swap premium increased significantly during fiscal 2021, leading to higher income from such swaps. Interest on income tax refunds decreased from Rs. 3.0 billion in fiscal 2020 to Rs. 2.6 billion in fiscal 2021. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 97 basis points from 5.43% in fiscal 2020 to 4.46% in fiscal 2021 primarily due to the following factors:

•	The cost of rupee borrowings decreased by 151 basis points from 7.56% in fiscal 2020 to 6.05% in fiscal 2021 primarily due to a decrease in the cost of rupee borrowings of ICICI Bank and ICICI Securities Primary Dealership. The cost of rupee borrowings of ICICI Bank decreased primarily due to a decrease in proportion of bond borrowings which are relatively higher cost and an increase in proportion of average repurchase borrowing at lower cost and a decrease in cost of refinance borrowings. The cost of rupee borrowing of ICICI Securities Primary dealership decreased due to a decrease in cost of repurchase borrowings. The cost of repurchase borrowing was low due to interest-rate cut and various other measures taken by the Reserve Bank of India to infuse and maintain liquidity in the Indian market in fiscal 2021.

•	The cost of rupee deposits decreased by 85 basis points from 5.06% in fiscal 2020 to 4.21% in fiscal 2021 due to a decrease in cost of term deposits and cost of savings account deposits, offset, in part, by a decrease in the proportion of average current and savings account deposits, which are relatively lower cost, in total deposits.

The cost of rupee term deposits decreased from 6.82% in fiscal 2020 to 5.53% in fiscal 2021. The Bank reduced retail term deposits rates for select maturities in phases during fiscal 2020 and fiscal 2021. The cost of savings account deposits decreased from 3.63% in fiscal 2020 to 3.17% in fiscal 2021 primarily due to reduction in interest rate by 50 basis points in two tranches by the Bank in fiscal 2021. The average rupee current account and savings account deposits as a percentage of total average rupee deposits were 41.9% in fiscal 2021 as compared to 43.5% in fiscal 2020.

The total average rupee deposits of the Bank as a percentage of total average rupee funding increased from 86.3% in fiscal 2017 to 89.7% in fiscal 2021. Further, the Bank has been focusing on reducing its rupee borrowings which are relatively higher cost. This has resulted in overall reduction in the rupee funding cost of the Bank.

Net interest margin on the foreign currency portfolio decreased by 8 basis points from 0.67% in fiscal 2020 to 0.59% in fiscal 2021. Average interest-earning foreign currency assets increased by 9.3% from Rs. 1,529.5 billion in fiscal 2020 to Rs. 1,672.0 billion in fiscal 2021. Average interest-bearing foreign currency liabilities decreased by 18.9% from Rs. 1,563.6 billion in fiscal 2020 to Rs. 1,268.7 billion in fiscal 2021.

The yield on our foreign currency portfolio decreased by 143 basis points from 3.57% in fiscal 2020 to 2.14% in fiscal 2021 primarily due to the following:

•	The yield on average foreign currency interest-earning assets of ICICI Bank decreased by 173 basis points from 3.56% in fiscal 2020 to 1.83% in fiscal 2021 primarily due to a decrease in the yield on average advances, other interest-earning assets and investments. The yield on average advances decreased by 141 basis points from 3.81% in fiscal 2020 to 2.40% in fiscal 2021 primarily due to a decrease in LIBOR.

The rupee liquidity continued to be significantly higher during fiscal 2021 due to robust deposit growth and lower credit off-take post outbreak of the Covid-19 pandemic. The rupee liquidity was converted in foreign currency through buy/sell swaps in forwards market. The foreign currency generated through these swaps were deployed through foreign currency placements/investments. The yield on the foreign currency placements/investments was relatively lower than other foreign currency interest-earning assets resulting in a decrease in overall yield and spread on foreign currency portfolio in fiscal 2021.

•	The yield on average interest-earning assets of ICICI Bank UK decreased primarily due to a decrease in yield on average advances and average investments. The yield on average advances decreased primarily due to a decrease in LIBOR and sell down of lower rated corporate loans which were higher yielding. The yield on average investments decreased due to sell down of lower rated corporate bonds, which were higher yielding.

•	The yield on average interest-earning assets of ICICI Bank Canada decreased primarily due to a decrease in yield on average advances and average investments. The yield on average advances decreased due to decrease in benchmark interest rates. The yield on average investments decreased due to new investment in government securities at lower yield.

The cost of funds for the foreign currency portfolio decreased by 80 basis points from 2.84% in fiscal 2020 to 2.04% in fiscal 2021, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased in fiscal 2021 as compared to fiscal 2020 primarily due to a decrease in cost of borrowings. The cost of borrowings decreased primarily due to a decrease in LIBOR and decrease in relatively higher cost bond borrowings due to maturity.

•	The cost of funds of ICICI Bank UK decreased in fiscal 2021 as compared to fiscal 2020 primarily due to a decrease in cost of borrowings. The cost of borrowings decreased primarily due to a decrease in LIBOR and maturity of higher cost bond borrowing.

•	The cost of funds of ICICI Bank Canada decreased in fiscal 2021 as compared to fiscal 2020 primarily due to a decrease in cost of deposits. The cost of deposits decreased primarily due to a decline in interest rates offered on deposits on account of lower benchmark interest rates.

Our yield on advances, interest earned, net interest income and net interest margin are likely to be impacted by systemic liquidity, movement in interest rates, the competitive environment, level of additions to non-performing loans, regulatory developments and the economic slowdown and uncertainties due to the Covid-19 pandemic. It is likely that we would carry significant surplus liquidity in our balance sheet during fiscal 2022 in view of the high systemic liquidity and reduced credit demand. These developments would have an adverse impact on the net interest margin. The timing and quantum of recoveries and interest on income tax refund is uncertain.

Interest rates on approximately 37.6% of ICICI Bank’s domestic loans are linked to external market benchmarks. Differential movement in the external benchmark rates vis-a-vis our cost of funds may impact our interest earned, yield on advances, interest expended, net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 17.0% from Rs. 10,616.9 billion in fiscal 2020 to Rs. 12,425.8 billion in fiscal 2021. The increase in average interest-earning assets was primarily due to an increase in average interest-earning investments by Rs. 735.7 billion, average other interest-earning assets by Rs. 619.3 billion and average advances by Rs. 453.9 billion.

The average volume of rupee interest-earning assets increased by 18.3% from Rs. 9,087.4 billion in fiscal 2020 to Rs. 10,753.7 billion in fiscal 2021. Average rupee advances increased by 10.8% from Rs. 5,470.8 billion in fiscal 2020 to Rs. 6,064.3 billion in fiscal 2021. Average rupee investments increased by 23.3% from Rs. 2,941.3 billion in fiscal 2020 to Rs. 3,626.9 billion in fiscal 2021 primarily due to an increase in investments in Indian government securities by 31.3% from Rs. 2,109.4 billion in fiscal 2020 to Rs. 2,770.1 billion in fiscal 2021. Average other rupee investments increased by 3.0% from Rs. 831.9 billion in fiscal 2020 to Rs. 856.8 billion in fiscal 2021. Average other rupee interest-earning assets increased by 57.3% from Rs. 675.4 billion in fiscal 2020 to Rs. 1,062.6 billion in fiscal 2021 primarily due to an increase in lending with Reserve Bank of India under liquidity adjustment facility, offset, in part, by a decrease in balance with Reserve Bank of India.

The average volume of foreign currency interest-earning assets increased by 9.3% from Rs. 1,529.5 billion in fiscal 2020 to Rs. 1,672.0 billion in fiscal 2021. Average foreign currency advances decreased by 11.3% from Rs. 1,238.3 billion in fiscal 2020 to Rs. 1,098.7 billion in fiscal 2021. Average foreign currency investments increased by 38.6% from Rs. 129.8 billion in fiscal 2020 to Rs. 179.9 billion in fiscal 2021 primarily due to an increase in investments in foreign government securities by ICICI Bank, increase in investments in banker’s acceptances and government securities by ICICI Bank Canada, offset, in part by a decrease in investments in bonds and treasury bills by ICICI Bank UK. Average other foreign currency interest-earning assets increased from Rs. 161.4 billion in fiscal 2020 to Rs. 393.4 billion in fiscal 2021 primarily due to an increase in balances with other banks and term money lending due to surplus liquidity.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 14.4% from Rs. 8,972.8 billion in fiscal 2020 to Rs. 10,261.0 billion in fiscal 2021 primarily due to an increase in average deposits by Rs. 1,492.3 billion, offset, in part, by a decrease in average borrowings by Rs.204.1 billion.

Average interest-bearing rupee liabilities increased by 21.4% from Rs. 7,409.2 billion in fiscal 2020 to Rs. 8,992.3 billion in fiscal 2021. Average rupee time deposits increased by 26.7% from Rs. 3,574.8 billion in fiscal 2020 to Rs. 4,530.8 billion in fiscal 2021. Average rupee current account and savings account deposits increased by 18.7% from Rs. 2,750.0 billion in fiscal 2020 to Rs. 3,264.6 billion in fiscal 2021. Average rupee borrowings increased by 10.4% from Rs. 1,084.5 billion in fiscal 2020 to Rs. 1,196.9 billion in fiscal 2021.

Average interest-bearing foreign currency liabilities decreased by 18.9% from Rs. 1,563.6 billion in fiscal 2020 to Rs. 1,268.7 billion in fiscal 2021 primarily due to a decrease in borrowings, offset, in part, by an increase in deposits. Average foreign currency borrowings decreased by 31.8% from Rs. 996.6 billion in fiscal 2020 to Rs. 680.1 billion in fiscal 2021 primarily due to decrease in borrowings of ICICI Bank and ICICI Bank UK. The average borrowings of ICICI Bank decreased primarily due to a decrease in term money borrowings and bond borrowings. Average borrowings of ICICI Bank UK decreased primarily due to maturity of bond borrowings. Average foreign currency deposits increased by 3.8% from Rs. 567.0 billion in fiscal 2020 to Rs. 588.6 billion in fiscal 2021. Average deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits. Average deposits of ICICI Bank UK increased primarily due to an increase in savings account deposits, offset, in part, by a decrease in term deposits. Average foreign currency deposits of ICICI Bank Canada increased primarily due to an increase in current account deposits.

The rupee liquidity continued to be significantly higher during fiscal 2021 due to robust deposit growth and lower credit off-take post outbreak of the Covid-19 pandemic. The rupee liquidity was converted in foreign currency through buy/sell swaps in forwards market. The foreign currency generated through these swaps were deployed through foreign currency placements/investments. The conversion of rupee liquidity in foreign currency resulted in average foreign currency assets being significantly higher than average foreign currency liabilities during fiscal 2021.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	141,949	Rs.	142,070	US$	1,942	0.1%
Income from treasury-related activities (net)		49,275		99,545		1,361	—
- Profit/(loss) on exchange/derivative transactions (net)		16,899		19,721		270	16.7
-Profit/(loss) on other treasury-related activities(1)		32,376		79,824		1,091	—
Profit/(loss) on sale of land, buildings and other assets (net)		1		(63)		(1) (1)	N/M
Premium and other operating income from insurance business		455,011		479,231		6,552	5.3
Miscellaneous income		3,267		956		13	(70.7)
Total other income	Rs.	649,503	Rs.	721,739	US$	9,867	11.1%

_______________

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments,

(2)	Insignificant amount.

Other income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/(loss) on treasury-related activities and other miscellaneous income. This analysis of other income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections. Our other income may be impacted by lower credit demand, the competitive environment, regulatory developments and the economic slowdown and uncertainties due to the second wave of Covid-19 pandemic and its future trajectory.

Other income increased by 11.1% from Rs. 649.5 billion in fiscal 2020 to Rs. 721.7 billion in fiscal 2021 primarily due to an increase in income from treasury-related activities and an increase in net earned premium and other operating income relating to insurance business.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and private equity fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as lending linked fee and transaction banking fees such as fee on cash management services, commission on bank guarantees, letters of credit and bills discounting and fee income from retail customers such as lending linked fee and transaction banking fee such as credit card and debit card related fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased from Rs. 141.9 billion in fiscal 2020 to Rs. 142.1 billion in fiscal 2021 primarily due to increase in securities brokerage income, offset, in part, by a decrease in transaction banking fees. Securities brokerage income increased from Rs. 9.4 billion in fiscal 2020 to Rs. 14.8 billion in fiscal 2021. Transaction banking fees decreased from Rs. 73.0 billion in fiscal 2020 to Rs. 65.5 billion in fiscal 2021 primarily due to a decrease in fees income from credit card. Lending linked fees decreased from Rs. 27.8 billion in fiscal 2020 to Rs. 26.0 billion in fiscal 2021. Fund management fees increased marginally from Rs. 20.2 billion in fiscal 2020 to Rs. 20.4 billion in fiscal 2021.

Commission, exchange and brokerage income of the Bank for fiscal 2021 was impacted due to lower borrowing and investment activity by customers and lower consumer spends caused by the nation-wide lockdown for the first two months of fiscal 2021 and subsequent easing of lockdown in a phased manner.

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

Income from treasury-related activities increased from Rs. 49.3 billion in fiscal 2020 to Rs. 99.6 billion in fiscal 2021.

Income from our equity portfolio increased from Rs. 3.5 billion in fiscal 2020 to Rs. 50.0 billion in fiscal 2021 primarily due to higher gains on sale of equity shares by ICICI Bank, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. In fiscal 2021, the Bank sold 3.96% equity shareholding in ICICI Lombard General Insurance Company, 1.50% equity shareholding in ICICI Prudential Life Insurance Company, 4.21% equity shareholding in ICICI Securities and made a net gain of Rs. 33.0 billion. In fiscal 2021, there was significant improvement in equity market in India, resulting in higher gains on sale of other equity shares also.

Income from our government securities portfolio and other fixed income positions increased from Rs. 25.3 billion in fiscal 2020 to Rs. 28.6 billion in fiscal 2021.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 16.9 billion in fiscal 2020 to Rs. 19.7 billion in fiscal 2021.

Premium and other operating income from insurance business

Premium and other operating income from insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Premium and other operating income from insurance business increased by 5.3% from Rs. 455.0 billion in fiscal 2020 to Rs. 479.2 billion in fiscal 2021 due to an increase in income from both our life insurance and general insurance business.

Income from our life insurance business increased by 5.8% from Rs. 354.4 billion in fiscal 2020 to Rs. 374.8 billion in fiscal 2021. Net premium income of our life insurance subsidiary increased by 6.3% from Rs. 328.6 billion in fiscal 2020 to Rs. 349.3 billion in fiscal 2021. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 6.9% from Rs. 334.3 billion in fiscal 2020 to Rs. 357.3 billion in fiscal 2021 primarily due to an increase in retail renewal premium and group premium. Retail renewal premium increased by 6.3% from Rs. 206.6 billion in fiscal 2020 to Rs. 219.6 billion in fiscal 2021. Group premium increased by 21.2% from Rs. 48.9 billion in fiscal 2020 to Rs. 59.3 billion in fiscal 2021. Retail new business premium was Rs. 78.5 billion in fiscal 2021 as compared to Rs. 78.8 billion in fiscal 2020. Fee and other life insurance related income of our life insurance subsidiary decreased from Rs. 25.8 billion in fiscal 2020 to Rs. 25.5 billion in fiscal 2021.

Income from our general insurance business increased by 3.7% from Rs. 100.6 billion in fiscal 2020 to Rs. 104.4 billion in fiscal 2021. Net premium income of our general insurance subsidiary increased from Rs. 91.5 billion in fiscal 2020 to Rs. 97.2 billion in fiscal 2021 primarily due to an increase in motor, fire and health insurance business. Commission income of our general insurance subsidiary decreased from Rs. 9.2 billion in fiscal 2020 to Rs. 7.2 billion in fiscal 2021.

Miscellaneous income

Miscellaneous income decreased from Rs. 3.3 billion in fiscal 2020 to Rs. 1.0 billion in fiscal 2021.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	111,567	Rs.	110,509	US$	1,511	(0.9)%
Depreciation on own property		11,698		13,267		181	13.4
Auditor’s fees and expenses		286		296		4	3.5
Expenses pertaining to insurance business		425,587		470,513		6,433	10.6
Other operating expenses		166,041		168,132		2,298	1.3
Total operating expenses	Rs.	715,179	Rs.	762,717	US$	10,427	6.6%

Operating expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other operating expenses. Operating expenses increased by 6.6% from Rs. 715.2 billion in fiscal 2020 to Rs. 762.7 billion in fiscal 2021 primarily due to an increase in expenses related to insurance business and other operating expenses.

Payments to and provisions for employees

Employee expenses decreased by 0.9% from Rs. 111.6 billion in fiscal 2020 to Rs. 110.5 billion in fiscal 2021. Our employee base, including sales executives, employees on fixed term contracts and interns, decreased from 131,232 at year-end fiscal 2020 to 130,170 at year-end fiscal 2021.

The employee expenses of ICICI Bank decreased by 2.2% from Rs. 82.7 billion in fiscal 2020 to Rs. 80.9 billion in fiscal 2021. Employee expenses decreased primarily due to a decrease in provision requirement for retirement benefit obligations and salary cost, offset, in part, by an increase in provision for performance bonus and performance-linked retention pay. Provision for retirement benefit obligations decreased primarily due to an increase in the discount rate, which is linked to yields on government securities, used for determining the required provision; and lower increase in dearness allowance, resulting in lower provision for pension obligations. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, decreased from 97,682 employees in fiscal 2020 to 94,480 employees in fiscal 2021. Any change in the government securities yield in the future may impact our employee retirement benefits obligation and employee costs.

The employee expenses of ICICI Prudential Life Insurance Company decreased by 3.4% from Rs. 10.4 billion in fiscal 2020 to Rs. 10.0 billion in fiscal 2020. The employee expenses of ICICI Lombard General Insurance Company increased by 7.6% from Rs. 7.0 billion in fiscal 2020 to Rs. 7.6 billion in fiscal 2021. The employee expenses of ICICI Securities Limited increased by 7.6% from Rs. 5.3 billion in fiscal 2020 to Rs. 5.7 billion in fiscal 2021. The employee expenses of ICICI Prudential Asset Management Company remained at similar level of Rs. 2.6 billion in fiscal 2020 and fiscal 2021. The employee expenses of ICICI Home Finance company increased by 12.9% from Rs. 1.4 billion in fiscal 2020 to Rs. 1.6 billion in fiscal 2021.

Depreciation

Depreciation on owned properties increased by 13.4% from Rs. 11.7 billion in fiscal 2020 to Rs. 13.3 billion in fiscal 2021 due to higher capitalization of IT systems and software which attracts higher depreciation rates.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other operating expenses increased by 1.3% from Rs. 166.0 billion in fiscal 2020 to Rs. 168.1 billion in fiscal 2021.

Other operating expenses of ICICI Bank remained at a similar level of Rs. 104.9 billion for fiscal 2020 and fiscal 2021 primarily due to a decrease in expenses due to lower business volumes in the lockdown period and lower administrative and infrastructure related expenses, offset, in part, by an increase in technology related expenses and premium paid towards Priority Sector Lending Certificates. Banks are required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India. Priority Sector Lending Certificates are purchased to reduce the shortfall in priority sector lending obligation.

Other operating expenses of our general insurance subsidiary increased from Rs. 15.4 billion in fiscal 2020 to Rs. 19.4 billion in fiscal 2021 primarily due to an increase in sales and marketing expenses.

Other operating expenses of our life insurance subsidiary decreased from Rs. 17.8 billion in fiscal 2020 to Rs. 16.6 billion in fiscal 2021 primarily due to a decrease in travel and business conference expenses, offset, in part, by an increase in sales and marketing expenses.

Other operating expenses of ICICI Securities Limited increased from Rs. 3.2 billion in fiscal 2020 to Rs. 4.4 billion in fiscal 2021 primarily due to an increase in revenue linked commission payouts to business partners, fees paid towards issuer and advisory business and digital marketing expenses.

Other operating expenses of our home finance subsidiary decreased from Rs. 2.2 billion in fiscal 2020 to Rs. 1.5 billion in fiscal 2021. Other operating expenses of our asset management subsidiary decreased from Rs. 3.0 billion in fiscal 2020 to Rs. 2.6 billion in fiscal 2021.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 10.6% from Rs. 425.6 billion in fiscal 2020 to Rs. 470.5 billion in fiscal 2021.

The expenses related to our life insurance subsidiary increased by 12.8% from Rs. 346.0 billion in fiscal 2020 to Rs. 390.3 billion in fiscal 2021 primarily due to an increase in provisions for policy holder liabilities (non-linked) from Rs. 90.0 billion in fiscal 2020 to Rs. 129.8 billion in fiscal 2021 and an increase in claims and benefits payouts from Rs. 23.4 billion in fiscal 2020 to Rs. 33.2 billion in fiscal 2021. Claims and benefits payouts included Covid-19 pandemic related claims and provisions in fiscal 2021.

The reserves for the actuarial liability of the life insurance business for the investible portion of the premium on unit-linked policies decreased by 2.9% from Rs. 224.5 billion in fiscal 2020 to Rs. 218.0 billion in fiscal 2021 primarily due to decrease in linked premium income. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund.

The expenses related to our general insurance subsidiary increased from Rs. 79.6 billion in fiscal 2020 to Rs. 80.8 billion in fiscal 2021 primarily due to an increase in commission expenses and claims and benefit payouts. Commission expense increased from Rs. 12.8 billion in fiscal 2020 to Rs. 13.2 billion in fiscal 2021. Claims and benefit payouts increased from Rs. 68.5 billion in fiscal 2020 to Rs. 68.7 billion in fiscal 2021.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Provision For Tax)

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

A loan is classified as restructuring, where a concessionary modification such as changes in repayment period, principal amount, repayment installment and reduction in rate of interest has been made and downgraded to non-performing. The restructuring of loans in the event of a natural calamity, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continues to be classified as standard restructured loans. Further, the Reserve Bank of Indian through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions.

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

ICICI Bank makes provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, the Bank makes provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. The Bank makes provisions on retail non-performing loans at the borrower level in accordance with its retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including the Reserve Bank of India direction for additional provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The Bank holds higher specific provisions on retail loans and advances than the minimum regulatory requirement. The Bank’s subsidiary in the United Kingdom maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

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

In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors, exposures to step-down subsidiaries of Indian companies, incremental exposure to borrowers identified under the framework for large exposure of the Reserve Bank of India. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India. The Bank has granted moratorium on the payment of principal and/or interest in case of certain borrowers in accordance with the Reserve Bank of India circular. The Bank was required to make general provisions of not less than 10.0% of the total outstanding amount on accounts which were overdue at February 29, 2020 but standard and where moratorium was granted by the Bank. Further, the Reserve Bank of India guidelines on “Resolution Framework for COVID-19-related Stress” provide a prudential framework for resolution plan of certain loans. The Reserve Bank of India circular requires the banks to hold minimum 10% provision on these loans. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in Reserve Bank of India circulars. In addition to the provision required by the Reserve Bank of India for such borrowers, the Bank also made additional Covid-19 related provision.

See also “Business—Loan portfolio—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	491,845	Rs.	444,223	US$	6,074	(9.7)%
Add: New non-performing assets during the year		151,423		169,253		2,314	11.8
Less: Loans upgraded to performing during the year		(11,542)		(17,546)		(240)	52.0
Less: Recoveries (excluding recoveries made from upgraded accounts)(1)		(70,496)		(55,138)		(754)	(21.8)
Less: Write-offs		(117,007)		(108,443)		(1,483)	(7.3)
Gross non-performing assets(2) (3)	Rs.	444,223	Rs.	432,349	US$	5,911	(2.7)
Provisions for non-performing assets(3)		(334,479)		(332,375)		(4,544)	(0.6)
Net non-performing assets(3)	Rs.	109,744	Rs.	99,974	US$	1,367	(8.9)
Gross customer assets	Rs.	8,113,343	Rs.	8,940,591	US$	122,239	10.2
Net customer assets	Rs.	7,776,298	Rs.	8,606,618	US$	117,673	10.7
Gross non-performing assets as a percentage of gross customer assets		5.5%		4.8%
Net non-performing assets as a percentage of net customer assets		1.4%		1.2%

___________

(1)	Includes non-performing assets transferred to asset reconstruction companies.

(2)	Does not include Rs. 13.1 billion at year-end fiscal 2020 and Rs. 3.9 billion at year-end fiscal 2021, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post the outbreak of Covid-19.

(3)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

In the past, several of our corporate borrowers have suffered from low profitability because of increased competition from liberalization, delays in project completion and cash flow generation, movements in commodity prices, high debt burden and high interest rates, legal decisions and other factors. An economic slowdown and a general decline in business activity in India could impose stress on our borrowers’ financial soundness and profitability and thus expose us to increased credit risk. In fiscal 2021, the outbreak of the Covid-19 pandemic caused significant disruption for individuals and businesses. Several fiscal and monetary measures were taken by the

Government of India and the Reserve Bank of India to provide stability to the financial sector and protect individuals, businesses and the banking sector from possible adverse economic consequences arising from the pandemic. Banks provided temporary adjustments to lending practices, including a moratorium or deferment on repayment of debt obligations and restructuring package of certain borrowers, as permitted by the Reserve Bank of India, to mitigate the impact of the crisis on borrowers. According to the Reserve Bank India, as on August 31, 2020, customers accounting for 40.0% of outstanding bank loans had availed the benefit of the moratorium. Our approach has been to provide moratorium for customers seeking it, after due engagement. Approximately 30.0% of total loans were under moratorium at April 30, 2020. Compared to this level, the loans to customers where moratorium was effected for repayments in June 2020 were approximately 17.5% of total loans at June 30, 2020. This was in line with our expectations and the gradual resumption of economic activities since June 2020. The percentage of loans under moratorium was higher for some portfolios such as commercial vehicles loans and builder loans, which had been experiencing challenges even prior to the outbreak of Covid-19 pandemic.

In view of the uncertainty of the impact of the Covid-19 pandemic and general anticipation of a reduction in cash flows of businesses, income levels and the value of savings of households, as well as increased levels of unemployment, this led to borrowers generally conserving cash and delaying servicing of their obligations. Collection of dues were impacted following the lockdown and mobility restrictions. Further the regulatory measures including moratorium on repayment of principal/interest and standstill in asset classification resulted in an increase in provisions, reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. With the second wave of the Covid-19 pandemic in early fiscal 2022, risks have increased for banks. This increased risk could have an impact on the banking sector’s and our financial performance and balance sheet. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022.

The gross additions to non-performing commercial loans decreased from Rs. 100.6 billion in fiscal 2020 to Rs. 47.3 billion in fiscal 2021. In fiscal 2021, we upgraded non-performing commercial loans amounting to Rs. 10.6 billion as compared to Rs. 4.7 billion in fiscal 2020 and made recoveries of non-performing commercial loans amounting to Rs. 38.4 billion as compared to Rs. 55.8 billion in fiscal 2020. In fiscal 2021, commercial loans amounting to Rs. 79.2 billion were written-off, as compared to Rs. 110.2 billion in fiscal 2020, based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 370.3 billion at year-end fiscal 2020 to Rs. 289.4 billion at year-end fiscal 2021.

Gross additions to non-performing consumer loans increased from Rs. 50.8 billion in fiscal 2020 to Rs. 122.0 billion in fiscal 2021, reflecting Covid-19 related stress. In fiscal 2021, we upgraded non-performing consumer loans of Rs. 7.0 billion as compared to Rs. 6.8 billion in fiscal 2020. In fiscal 2021, we made recoveries against non-performing consumer loans of Rs. 16.8 billion (fiscal 2020: Rs. 14.7 billion) and wrote off non-performing loans amounting to Rs. 29.2 billion (fiscal 2020: Rs. 6.8 billion). Gross non-performing consumer loans increased from Rs. 73.9 billion at year-end fiscal 2020 to Rs. 142.9 billion at year-end fiscal 2021.

As a result of the above, our gross non-performing assets decreased by 2.7% from Rs. 444.2 billion at year-end fiscal 2020 to Rs. 432.3 billion at year-end fiscal 2021. Our net non-performing assets decreased by 8.9% from Rs. 109.7 billion at year-end fiscal 2020 to Rs. 100.0 billion at year-end fiscal 2021. The net non-performing asset ratio decreased from 1.4% at year-end fiscal 2020 to 1.2% at year-end fiscal 2021.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 44.0 billion at March 31, 2021 as compared to Rs. 50.6 billion at March 31, 2020.

Borrowers with aggregate outstanding of Rs. 13.1 billion at March 31, 2020, where moratorium was granted in terms of the Reserve Bank of India guidelines, were classified as performing based on asset classification benefit granted under the Reserve Bank of India’s norms.

Our consolidated net loans to accounts internally rated below investment grade (excluding net non-performing and restructured loans) were Rs. 103.1 billion at year-end fiscal 2021, constituting 1.3% of our total net loans as compared to Rs. 108.2 billion, or 1.5% of our total net loans, at year-end fiscal 2020.

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)		3,737		4,293		59	14.9%
Add: Loans restructured during the year		3,109		35,949		491	—
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		1,307		87		1	(93.4)
Less: Loans upgraded to standard category during the year		—		—		—	—
Less: Loans downgraded to non-performing category during the year		(2,865)		(422)		(6)	(85.3)
Less: Repayments/change in management/conversion to equity shares during the year		(994)		(1,132)		(15)	13.8
Gross restructured loans	Rs.	4,294	Rs.	38,766	US$	530	—
Provisions for restructured loans		(232)		(897)		(12)	—
Net restructured loans	Rs.	4,062	Rs.	37,879	US$	518	—
Average balance of net restructured loans(1)	Rs.	2,965	Rs.	11,611		US$ 159	—
Gross customer assets	Rs.	8,113,343	Rs.	8,940,591	US$	122,239	10.2
Net customer assets	Rs.	7,776,298	Rs.	8,606,618	US$	117,673	10.7
Gross restructured loans as a percentage of gross customer assets		0.1%		0.4%
Net restructured loans as a percentage of net customer assets		0.1%		0.4%

___________

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

In fiscal 2021, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 36.0 billion primarily under the prudential frameworks for resolution plan of loans under the Reserve Bank of India guidelines. Further, in fiscal 2021, restructured standard loans amounting to Rs. 0.4 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms. The gross outstanding standard restructured loans increased from Rs. 4.3 billion at year-end fiscal 2020 to Rs. 38.8 billion at year-end fiscal 2021 and the net outstanding restructured loans increased from Rs. 4.1 billion at year-end fiscal 2020 to Rs. 37.9 billion at year-end fiscal 2021. In addition, the Bank holds general provision amounting to Rs. 4.6 billion at year-end fiscal 2021 on these restructured loans (including general provision required as per the guidelines issued by the Reserve Bank of India).

ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 4.4 billion at year-end fiscal 2021.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 22.6 billion, or 5.0%, from Rs. 448.5 billion at year-end fiscal 2020 to Rs. 471.1 billion at year-end fiscal 2021. The aggregate net non-performing assets and net restructured loans increased by Rs. 24.0 billion, or 21.1%, from Rs. 113.8 billion at year-end fiscal 2020 to Rs. 137.8 billion at year-end fiscal 2021.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At year-end fiscal 2021, the portfolio of such loans was Rs. 34.1 billion (at year-end fiscal 2020: Rs. 44.1 billion) out of which Rs. 9.8 billion (at year-end fiscal 2020: Rs. 13.0 billion) was classified as standard.

In fiscal 2021, we sold commercial loans made to two borrowers with an aggregate book value (net of provision) of Rs. 0.01 billion to asset reconstruction companies. In fiscal 2020, we sold loans made to five borrowers with an aggregate book value (net of provision) of Rs. 0.01 billion to asset reconstruction companies. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

Provisions and contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	18,136	Rs.	(1,950)	US$	(27)	—
Provision for non-performing and other assets		89,627		110,815		1,515	23.6
Provision for standard assets		7,190		1,569		21	—
Covid-19 related provision by the Bank		27,250		47,500		650	74
Others		7,937		5,840		80	(26.4)
Total provisions and contingencies (excluding provision for tax)	Rs.	150,140	Rs.	163,774	US$	2,239	9.1%

Provisions and contingencies (excluding provision for tax) increased by 9.1% from Rs. 150.1 billion in fiscal 2020 to Rs. 163.8 billion in fiscal 2021 primarily due to an increase in provision on non-performing and other assets and Covid-19 related provisions, offset, in part, by a decrease in provisions on investments.

Provision for non-performing and other assets increased by 23.6% from Rs. 89.6 billion in fiscal 2020 to Rs. 110.8 billion in fiscal 2021 due to change in provisioning policy by ICICI Bank in fiscal 2021 on certain non-performing loans to make it more conservative and higher additions to non-performing assets in consumer loans reflecting Covid-19 related stress, offset, in part, by lower ageing-based provisions on loans classified as non-performing assets in earlier years. The provision coverage ratio (i.e., specific provisions against non-performing assets as a percentage of gross non-performing assets, increased from 75.3% at March 31, 2020 to 76.9% at March 31, 2021.

In addition to Covid-19 related provision of Rs. 27.3 billion made in fiscal 2020, in the first quarter of fiscal 2021, the Bank made Covid-19 related provision of Rs. 55.5 billion. In the third quarter of fiscal 2021, the Bank utilized Rs. 18.0 billion of Covid-19 related provisions made in the earlier periods. Further, in the fourth quarter of fiscal 2021, in view of the second wave of the Covid-19 pandemic across India, the Bank made additional Covid-19 related provision amounting to Rs. 10.0 billion on a prudent basis. Accordingly, at March 31, 2021, the Bank held aggregate Covid-19 related provision of Rs. 74.8 billion. The provision made by the Bank is more than the requirement as per the Reserve Bank of India guideline dated April 17, 2020.

Provision for investments decreased from a provision of Rs. 18.1 billion in fiscal 2020 to a write-back of Rs. 2.0 billion in fiscal 2021. In fiscal 2021, there was a write-back of provision on equity shares, offset, in part, by provisions on debentures and preference shares. In fiscal 2020, the Bank made provision of Rs. 8.5 billion towards preference shares on conversion of loan of a borrower. The Bank was already holding this provision on the loan before conversion to preference shares. Provision for investments made by our insurance subsidiaries decreased primarily due to a decrease in provision on equity shares.

Provision for standard assets decreased from Rs. 7.2 billion in fiscal 2020 to Rs. 1.6 billion in fiscal 2021 primarily due to decrease in provision for standard assets of ICICI Bank and ICICI Bank Canada. Provision for standard assets of ICICI Bank decreased from Rs. 4.6 billion in fiscal 2020 to Rs. 2.8 billion in fiscal 2021. Provision for standard assets of ICICI Bank Canada decreased from a provision of Rs. 1.1 billion in fiscal 2020 to a write-back of Rs. 0.8 billion in fiscal 2021. In fiscal 2020, ICICI Bank Canada made a provision of Rs. 1.5 billion on Stage-1 and Stage-2 exposure primarily due to impact of Covid-19 pandemic.

Other provisions decreased from Rs. 7.9 billion in fiscal 2020 to Rs. 5.8 billion in fiscal 2021. Other provisions in fiscal 2020 included provision against non-banking assets acquired under debt asset swap transactions.

The Bank held a cumulative general provision on standard assets, provision on non-fund based outstanding to non-performing assets and other provisions (excluding Covid-19 related provision) of Rs. 66.7 billion at year-end fiscal 2021 compared to Rs. 52.2 billion at year-end fiscal 2020.

While economic activities witnessed substantial disruption following the nation-wide lockdown in April-May 2020, economic activity parameters improved significantly in the latter half of fiscal 2021 with the easing of lockdown measures. Most economic activity parameters improved to pre-pandemic levels by January 2021. However, in March-April 2021, the second wave of the Covid-19 pandemic, with the number of new cases has increasing significantly across India in both urban and rural areas, has resulted in re-imposition of localized/ regional lock-down measures in various parts of the country. The impact of the second wave of Covid-19 pandemic on banks, including us, will depend on the spread of the virus, the effectiveness of further steps taken by the government and the central banks to mitigate the economic impact, steps taken by us and the time it takes for economic activities to return to pre-pandemic levels. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022. There may be a negative impact on revenues and an increase in portfolio rating downgrades and the classification of assets as non-performing at a systemic level, as well as for us. While systemic liquidity is currently abundant, the economic weakness caused by the pandemic and uncertainty regarding normalization has impacted, and will continue to impact loan growth, revenues, margins, asset quality and credit costs for us and the banking sector in general. If the overall quality of our loan portfolio deteriorates, our provisioning costs could increase and our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans. See also “Business—Classification of Loans—Non-Performing Assets” and “Business—Classification of Loans—Restructured Loans”. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

Provision For Tax

The provision for income tax expense decreased from Rs. 73.6 billion in fiscal 2020 to Rs. 56.6 billion in fiscal 2021 primarily due to a decrease in effective tax rate, offset, in part, by an increase in profit before tax. The effective tax rate decreased from 39.6% in fiscal 2020 to 21.8% in fiscal 2021.

Provision for income tax expense of the Bank decreased from Rs. 61.2 billion in fiscal 2020 to Rs. 39.9 billion in fiscal 2021. The effective tax rate of the Bank decreased from 43.5% in fiscal 2020 to 19.8% in fiscal 2021. In fiscal 2020, there was a one-time additional charge due to re-measurement of accumulated deferred tax asset due to change in income-tax rate.

Provision for income tax expense of ICICI Prudential Life Insurance Company Limited increased from nil in fiscal 2020 to Rs. 1.2 billion in fiscal 2021 due to change in tax regulations on dividend income which resulted in withdrawal of exemption of tax on dividend income resulting in a higher taxable surplus in fiscal 2021.

Provision for income tax expense of ICICI Lombard General Insurance Company Limited decreased from Rs. 5.0 billion in fiscal 2020 to Rs. 4.8 billion in fiscal 2021.

Provision for income tax expense of ICICI Securities Primary Dealership Limited increased from Rs. 0.8 billion in fiscal 2020 to Rs. 2.2 billion in fiscal 2021 due to an increase in profit before tax. Income tax expense of ICICI Securities Limited increased from Rs. 2.1 billion in fiscal 2020 to Rs. 3.7 billion in fiscal 2021 due to an increase in profit before tax.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Cash and cash equivalents (1)	Rs.	1,278,529	Rs.	1,475,705	US$	20,176	15.4%
Investments		4,434,726		5,365,786		73,363	21.0
Advances (net of provisions)		7,062,461		7,918,014		108,259	12.1
Fixed assets		104,087		108,093		1,478	3.8
Other assets		893,119		870,524		11,902	(2.5)
Total assets	Rs.	13,772,922	Rs.	15,738,122	US$	215,178	14.3%

_________________

(1)	Includes cash and balances with Reserve Bank of India, balances with banks and money at call and short notice

(2)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total assets increased by 14.3% from Rs. 13,772.9 billion at year-end fiscal 2020 to Rs. 15,738.1 billion at year-end fiscal 2021 primarily due to an increase in investments, net advances and cash and cash equivalents. Investments increased by 21.0% from Rs. 4,434.7 billion at year-end fiscal 2020 to Rs. 5,365.8 billion at year-end fiscal 2021. Net advances increased by 12.1% from Rs. 7,062.5 billion at year-end fiscal 2020 to Rs. 7,918.0 billion at year-end fiscal 2021. Cash and cash equivalents increased by 15.4% from Rs. 1,278.5 billion at year-end fiscal 2020 to Rs. 1,475.7 billion at year-end fiscal 2021.

Cash and cash equivalents

Cash and cash equivalents increased from Rs. 1,278.5 billion at year-end fiscal 2020 to Rs. 1,475.7 billion at year-end fiscal 2021 primarily due to an increase in foreign currency term money placement, balances with banks outside India and balance with the Reserve Bank of India, offset, in part, by a decrease in lending with the Reserve Bank of India under Liquidity Adjustment Facility of ICICI Bank. The liquidity maintained continued to be high during fiscal 2021 reflecting the easy monetary conditions and healthy growth in deposits.

Investments

Total investments increased by 21.0% from Rs. 4,434.7 billion at year-end fiscal 2020 to Rs. 5,365.8 billion at year-end fiscal 2021. Investments of ICICI Bank increased from Rs. 2,495.3 billion at year-end fiscal 2020 to Rs. 2,812.9 billion at year-end fiscal 2021 primarily due to an increase in investments in Indian government securities, offset, in part, by a decrease in investments in commercial papers and pass through certificates. Investment in Indian government securities and other approved investments increased significantly primarily due to robust deposit growth post the outbreak of the Covid-19 pandemic. The Bank had an outstanding net investment in pass through certificates of Rs. 90.7 billion at year-end fiscal 2021 as compared to Rs. 130.8 billion at year-end fiscal 2020.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 1,478.2 billion at year-end fiscal 2020 to Rs. 2,081.1 billion at year-end fiscal 2021. Investments held to cover linked liabilities increased from Rs. 970.9 billion at year-end fiscal 2020 to Rs. 1,385.5 billion at year-end fiscal 2021 primarily due to increase in market value of equity securities. Investments, other than investments held to cover linked liabilities, increased from Rs. 516.4 billion at year-end fiscal 2020 to Rs. 695.6 billion at year-end fiscal 2021 primarily due to an increase in investment in Indian government securities and equity shares.

Investments of ICICI Lombard General Insurance Company increased from Rs. 258.6 billion in fiscal 2020 to Rs. 302.6 billion in fiscal 2021 primarily due to an increase in investment in Indian government securities and government guaranteed bonds and investment in equity shares, offset, in part, by a decrease in investment in bonds and debentures.

Investments of ICICI Securities Primary Dealership Limited decreased from Rs. 163.7 billion in fiscal 2020 to Rs. 157.7 billion in fiscal 2021 primarily due to decrease in investment in Indian government securities.

Investments of ICICI Bank UK decreased from Rs. 65.9 billion at year-end fiscal 2020 to Rs. 39.4 billion at year-end fiscal 2021 due to decrease in investments in bonds and treasury bills. Investments of ICICI Bank Canada increased by 23.8% from Rs. 32.5 billion at year-end fiscal 2020 to Rs. 40.3 billion at year-end fiscal 2021 due to an increase in investments in bankers’ acceptances and federal government securities.

Our total investment in Indian government securities increased from Rs. 2,426.8 billion at year-end fiscal 2020 to Rs. 2,847.4 billion at year-end fiscal 2021.

At year-end fiscal 2021, ICICI Bank had an outstanding net investment of Rs. 17.3 billion in security receipts issued by asset reconstruction companies compared to Rs. 19.3 billion at year-end fiscal 2020. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 12.1% from Rs. 7,062.5 billion at year-end fiscal 2020 to Rs. 7,918.0 billion at year-end fiscal 2021 primarily due to an increase in retail advances of ICICI Bank.

Net advances of the Bank increased by 13.7% from Rs. 6,452.9 billion at year-end fiscal 2020 to Rs. 7,337.3 billion at year-end fiscal 2021. Net retail advances of ICICI Bank increased by 19.9% from Rs. 4,080.0 billion at year-end fiscal 2020 to Rs. 4,892.2 billion at year-end fiscal 2021. Net retail advances includes buyout portfolio of Rs. 70.6 billion at year-end fiscal 2021. Net advances of ICICI Bank’s overseas branches decreased by 30.3% from Rs. 539.7 billion at year-end fiscal 2020 to Rs. 375.9 billion at year-end fiscal 2021. The overseas branches of the Bank and banking subsidiaries of the Bank are pursuing a planned reduction in their non-India linked corporate portfolio, subject to compliance with the local regulations. See also “Business – Loan Portfolio”.

Net advances of ICICI Home Finance decreased by 2.1% from Rs. 138.1 billion at year-end fiscal 2020 to Rs. 135.3 billion at year-end fiscal 2021 primarily due to sell down of retail mortgage loans and lower disbursements in fiscal 2021 as compared to fiscal 2020.

Net advances of ICICI Bank UK decreased by 27.0% from Rs. 159.5 billion at year-end fiscal 2020 to Rs. 116.5 billion at year-end fiscal 2021 primarily due to sell down and prepayment of loans.

Net advances of ICICI Bank Canada decreased by 3.5% from Rs. 306.5 billion at year-end fiscal 2020 to Rs. 295.6 billion at year-end fiscal 2021 primarily due to a decrease in the corporate investment portfolio, securitized mortgage portfolio, commercial loans and overdrafts and offshore lending portfolio, offset, in part, by an increase in the trade finance portfolio.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 3.8% from Rs. 104.1 billion at year-end fiscal 2020 to Rs. 108.1 billion at year-end fiscal 2021 due to higher capitalization of information technology systems and software. Other assets decreased from Rs. 893.1 billion at year-end fiscal 2020 to Rs. 870.5 billion at year-end fiscal 2021 primarily due to a decrease in trade receivables, offset, in part, by a decrease in rural infrastructure development fund and related deposits.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Deposits	Rs.	8,007,845	Rs.	9,599,400	US$	131,247	19.9%
Borrowings(1)		2,138,518		1,438,999		19,675	(32.7)
Other liabilities		2,329,012		3,027,965		41,400	30.0
Total liabilities		12,475,375		14,066,364		192,322	12.8
Minority interest		67,948		95,883		1,311	41.1
Capital		12,948		13,834		189	6.8
Reserves and surplus(2)		1,216,653		1,562,041		21,357	28.4

	At March 31,
	2020	2021	2021	2021/2020 % change
	(in millions, except percentages)
Total liabilities and stockholders’ equity	13,772,922	15,738,122	US$ 215,178	14.3%

______________

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

(3) Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total liabilities (including capital and reserves and surplus) increased by 14.3% from Rs. 13,772.9 billion at year-end fiscal 2020 to Rs. 15,738.1 billion at year-end fiscal 2021, primarily due to an increase in deposits and other liabilities, offset, in part, by a decrease in borrowings.

Deposits

Deposits increased by 19.9% from Rs. 8,007.8 billion at year-end fiscal 2020 to Rs. 9,599.4 billion at year-end fiscal 2021.

Deposits of ICICI Bank increased by 21.0% from Rs. 7,709.7 billion at year-end fiscal 2020 to Rs. 9,325.2 billion at year-end fiscal 2021 reflecting Bank’s strong deposit franchise, benefits of offering convenient digital platforms to customers and easy monetary conditions in the banking system. Term deposits increased by 18.4% from Rs. 4,231.5 billion at year-end fiscal 2020 to Rs. 5,009.0 billion at year-end fiscal 2021. Savings account deposits increased by 20.3% from Rs. 2,455.9 billion at year-end fiscal 2020 to Rs. 2,954.5 billion at year-end fiscal 2021 and current account deposits increased by 33.2% from Rs. 1,022.3 billion at year-end fiscal 2020 to Rs. 1,361.7 billion at year-end fiscal 2021. The current account and savings account deposits increased by 24.1% from Rs. 3,478.2 billion at year-end fiscal 2020 to Rs. 4,316.2 billion at year-end fiscal 2021. Average savings account deposits increased by 16.8% from Rs. 2,183.9 billion in fiscal 2020 to Rs. 2,551.0 billion in fiscal 2021. Average current account deposits increased by 26.0% from Rs. 734.1 billion in fiscal 2020 to Rs. 924.9 billion in fiscal 2021. Average current account and savings account deposits increased by 19.1% from Rs. 2,917.9 billion in fiscal 2020 to Rs. 3,476.0 billion in fiscal 2021. The average current account and savings account ratio was at 41.5% at year-end fiscal 2021 as compared to 42.3% at year-end fiscal 2020. Average current account and savings account deposits were 35.5% of the funding (i.e., deposits and borrowings) for fiscal 2021 as compared to 34.5% for fiscal 2020. Deposits of overseas branches increased by 5.6% from Rs. 72.3 billion at year-end fiscal 2020 to Rs. 76.3 billion at year-end fiscal 2021. At year-end fiscal 2021, deposits of the Bank formed 91.1% of its funding (i.e., deposits and borrowings) compared to 82.6% at March 31, 2020. See also “Business—Funding”.

Deposits of ICICI Bank Canada decreased from Rs. 160.1 billion at year-end fiscal 2020 to Rs. 157.9 billion at year-end fiscal 2021.

Deposits of ICICI Bank UK decreased from Rs. 154.5 billion at year-end fiscal 2020 to Rs. 143.1 billion at year-end fiscal 2021 primarily due to a decrease in term deposits, offset, in part, by an increase in current and saving account deposits.

Borrowings

Borrowings decreased by 32.7% from Rs. 2,138.5 billion at year-end fiscal 2020 to Rs. 1,439.0 billion at year-end fiscal 2021.

Borrowings of ICICI Bank decreased by 43.7% from Rs. 1,629.0 billion at year-end fiscal 2020 to Rs. 916.3 billion at year-end fiscal 2021, primarily due to a decrease in repurchase borrowings, foreign currency term money borrowings, bond borrowings and borrowings with Reserve Bank of India under liquidity adjustment facility. Borrowings decreased significantly primarily due to decline in overseas loan book and change in funding mix for domestic book. Net borrowings of overseas branches decreased from Rs. 599.5 billion at year-end fiscal 2020 to Rs. 299.4 billion at year-end fiscal 2021.

Borrowings of ICICI Bank UK decreased from Rs. 70.5 billion at year-end fiscal 2020 to Rs. 30.6 billion at year-end fiscal 2021 primarily due to maturity of subordinated bond borrowings.

Borrowings of ICICI Home Finance Company decreased from Rs. 129.2 billion at year-end fiscal 2020 to Rs. 127.1 billion at year-end fiscal 2021 primarily due to repayment of term loans.

Borrowings of ICICI Bank Canada increased marginally from Rs. 150.8 billion at year-end fiscal 2020 to Rs. 150.9 billion at year-end fiscal 2021, primarily due to exchange rate movement. In Canadian Dollar terms, borrowings decreased from CAD 2.8 billion at year end fiscal 2020 to CAD 2.6 billion at year end fiscal 2021 primarily due to lower treasury and securitized borrowings.

Borrowings of ICICI Securities Primary Dealership Company increased from Rs. 146.3 billion at year-end fiscal 2020 to Rs. 166.6 billion at year-end fiscal 2021 primarily due to an increase in repurchase borrowings, offset, in part, by reduction in borrowings from the Reserve Bank of India.

Borrowings of ICICI Securities Company increased from Rs. 15.0 billion at year-end fiscal 2020 to Rs. 35.2 billion at year-end fiscal 2021 primarily due to an increase in short term borrowings in form of commercial papers to support the increase in retail fund based products. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiaries. Other liabilities increased by 30.0% from Rs. 2,329.0 billion at year-end fiscal 2020 to Rs. 3,028.0 billion at year-end fiscal 2021. Liabilities on policies in force of our life insurance business increased by 39.7% from Rs. 1,454.9 billion at year-end fiscal 2020 to Rs. 2,031.8 billion at year-end fiscal 2021. Other liabilities of ICICI Bank increased by 22.5% from Rs. 480.0 billion at year-end fiscal 2020 to Rs. 587.7 billion at year-end fiscal 2021 primarily due to an increase in general provisions on standard assets including Covid-19 related provisions and bills payables, offset, in part, by a decrease in mark-to-market amount of forex and derivative transactions. Other liabilities of our general insurance business decreased from Rs. 308.6 billion at year-end fiscal 2020 to Rs. 306.6 billion at year-end fiscal 2021.

Capital and reserves and surplus

Capital and reserves and surplus increased from Rs. 1,229.6 billion at year-end fiscal 2020 to Rs. 1,575.9 billion at year-end fiscal 2021 primarily due additional capital of Rs. 150.0 billon raised by ICICI Bank through qualified institutional placement and annual accretion to reserves and surplus out of profit.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements”.

Cash and cash equivalents increased by 15.4% from Rs. 1,278.5 billion at year-end fiscal 2020 to Rs. 1,475.7 billion at year-end fiscal 2021.

The net cash inflow from operating activities increased from Rs. 795.6 billion in fiscal 2020 to Rs. 1,380.1 billion in fiscal 2021 primarily due to a higher increase in deposits and a decrease in investments in fiscal 2021, offset, in part, by higher increase in advances and an increase in current tax payment in fiscal 2021 as compared to fiscal 2020.

The net cash outflow from investing activities increased from Rs. 423.1 billion in fiscal 2020 to Rs. 629.9 billion in fiscal 2021 primarily due to higher net purchase of held-to-maturity securities.

There was a net cash outflow from financing activities of Rs. 546.7 billion in fiscal 2021 as compared to a net cash inflow of Rs. 29.9 billion in fiscal 2020, primarily due to a net repayment of short-term borrowings in fiscal 2021 as compared to an increase short term borrowing in fiscal 2020 and higher net repayment of long-term borrowings.

For a discussion of our results in fiscal 2020 compared to fiscal 2019 and certain comparative numbers in fiscal 2019, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the U.S Securities and Exchange Commission on July 31, 2020.

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

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2019		2020		2021		2021		2019		2020		2021		2021
	(in millions)
Interest rate products:
Swap agreements	Rs.	18,272,117	Rs.	19,545,504	Rs.	19,270,923	US$	263,480	Rs.	475	Rs.	(1,490)	Rs.	(6,886)	US$	(94)
Others		105,336		113,035		93,284		1,275		(128)		(182)		(218)		(3)
Total interest rate products	Rs.	18,377,453	Rs.	19,658,540	Rs.	19,364,207	US$	264,755	Rs.	347	Rs.	(1,673)	Rs.	(7,103)	US$	(97)
Foreign exchange products:
Forward contracts	Rs.	4,446,960	Rs.	7,526,908	Rs.	8,234,857	US$	112,590	Rs.	(3,109)	Rs.	2,551	Rs.	11,916	US$	163
Swap agreements		426,896		578,219		540,142		7,385		7,299		9,089		11,629		159
Others		1,178,985		643,441		620,659		8,486		(2,581)		(5,143)		(2,124)		(29)
Total foreign exchange products	Rs.	6,052,841	Rs.	8,748,567	Rs.	9,395,657	US$	128,461	Rs.	1,609	Rs.	6,497	Rs.	21,421	US$	293

__________

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The Bank is an active market participant in the interest rate and foreign exchange derivative market for trading and market making purposes, which are carried out primarily for customer transactions and managing the proprietary position on interest rate and foreign exchange risk. The notional principal amount of interest rate products decreased from Rs. 19,658.5 billion at year-end fiscal 2020 to Rs. 19,364.2 billion at year-end fiscal 2021. These transactions are done for trading and market-making purposes with a view to manage the interest rate risk. The credit exposure on interest rate derivatives decreased from Rs. 324.3 billion at year-end fiscal 2020 to Rs. 246.3 billion at year-end fiscal 2021. The notional principal amount of foreign exchange products increased from Rs. 8,748.6 billion at year-end fiscal 2020 to Rs. 9,395.7 billion at year-end fiscal 2021 primarily due to increase in trading and market making activities in U.S. dollar/Rupee forwards to facilitate client flow and capture opportunities in the volatile forward market. The credit exposure on foreign exchange derivatives increased from Rs. 318.9 billion at year-end fiscal 2020 to Rs. 331.5 billion at year-end fiscal 2021.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded or non-funded credit derivatives instruments at year-end fiscal 2021.

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

The total outstanding first loss credit enhancements at year-end fiscal 2020 were Rs. 0.7 billion and second loss credit enhancements were Rs. 0.7 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2021 was Rs. 3.5 billion.

Our Canadian subsidiary has entered into securitization arrangements in respect of its insured residential mortgages, to issue National Housing Act Mortgage-backed Securities and also participates in Canada Mortgage Bonds program as a seller. The National Housing Act Mortgage-backed Securities are backed by amortizing residential mortgages insured by the Canada Mortgage and Housing Corporation or other private mortgage insurers. The Canada Mortgage Bonds, introduced by Canada Mortgage and Housing Corporation, is a guaranteed, semi-annual coupon, bullet-maturity bond. Canada Mortgage Bonds are issued by a special purpose trust, known as Canada Housing Trust.

As required under the National Housing Act Mortgage-backed Securities program, our Canadian subsidiary, as an issuer, has undertaken to remit monthly payments of principal and interest accrued which is due on the mortgage loans in the pool(s) to the Central Payer and Transfer Agent who acts on behalf of the Canada Mortgage and Housing Corporation. ICICI Bank Canada has also undertaken to make the payments to the Central Payer and Transfer Agent on the due dates even if the corresponding amounts have not been received and collected from the customer(s) in respect with the mortgages in the pools. At year-end fiscal 2021, the outstanding balance of such securitized insured mortgages were CAD 2.6 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 2,670.1 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2021, compared to Rs. 2,000.3 billion at year-end fiscal 2020. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital projects increased from Rs. 8.5 billion at year-end fiscal 2020 to Rs. 9.3 billion at year-end fiscal 2021.

Other Contractual Obligations

The following table sets forth certain contractual obligations at year-end fiscal 2021.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,179,036	Rs.	192,957	Rs.	493,535	Rs.	344,733	Rs.	147,811
Time deposits		5,167,382		3,889,956		1,023,131		201,239		53,056
Life-insurance obligations(1)		3,766,842		(35,373)		(223,682)		99,731		3,926,165
Gratuity obligations(2)		21,084		2,087		3,944		3,959		11,094	(3)
Pension obligations(2)		11,342		1,097		2,672		2,037		5,536	(3)
Operating lease obligations		2,412		697		892		379		444
Finance lease obligations		893		144		336		283		130
Guarantees(4),(5)
Financial guarantees		474,064		167,689		284,681		17,058		4,636
Performance guarantees		692,062		252,555		352,774		62,826		23,907
Total	Rs.	11,315,116	Rs.	4,471,809	Rs.	1,938,284	Rs.	732,245	Rs.	4,172,779

________________

(1) The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2021 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

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

Time Deposits

Time deposits represent deposits with fixed maturity terms. Most of the time deposits can be withdrawn by the depositors any time before maturity, subject to certain prepayment charges.

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

Operating Lease Obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2021.

Lease rental commitments for fiscal	(in millions)
2022	Rs.	697
2023		523
2024		369
2025		206
2026		173
Thereafter		444
Total minimum lease commitments	Rs.	2,412

Finance Lease Obligations

We have commitments under long-term finance leases for certain office equipment - set up at branches. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2021.

Lease rental commitments for fiscal	(in millions)
2022	Rs.	144

Lease rental commitments for fiscal	(in millions)
2023	157
2024	179
2025	183
2026	100
Thereafter	130
Total minimum lease commitments	Rs. 893

Guarantees

We have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Outstanding guarantees decreased by 7.5% from Rs. 1,260.4 billion at year-end fiscal 2020 to Rs. 1,166.1 billion at year-end fiscal 2021.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2019		2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Financial guarantees	Rs.	472,599	Rs.	485,113	Rs.	474,064	US$	6,482	(2.3)%
Performance guarantees		727,373		775,311		692,062		9,462	(10.7)
Total guarantees	Rs.	1,199,972	Rs.	1,260,424	Rs.	1,166,126	US$	15,944	(7.5)

Financial guarantees constituted 41% of our outstanding guarantees at year-end fiscal 2021. Of these financial guarantees, 11% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The remaining financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted 59% of our outstanding guarantees at year-end fiscal 2021.

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

In some cases, we have collateral available to reimburse potential losses on our guarantees. Collateral in the form of cash and fixed deposit available to us increased from Rs. 164.3 billion at year-end fiscal 2020 to Rs. 172.0 billion at year-end fiscal 2021. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 51 million at year-end fiscal 2021 as compared to Rs. 12 million at year-end fiscal 2020.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2021.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2020	Rs.	775,311	Rs.	485,113
Additions: Issued during the year		245,938		304,891
Deletions: Closed due to expiry/termination during the year		(324,295)		(314,230)
Deletions: Invoked and paid during the year		(4,892)		(1,710)
Closing balance at year-end fiscal 2021	Rs.	692,062	Rs.	474,064

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

Regulatory Capital

ICICI Bank is subject to the Basel III capital adequacy guidelines stipulated by Reserve Bank of India effective from April 1, 2013, which was to be implemented in a phased manner by March 31, 2019 as per the transitional arrangement provided by Reserve Bank of India. On January 10, 2019, Reserve Bank of India had extended the transition period for implementing the last tranche of 0.625% under Capital Conservation Buffer (CCB) to March 31, 2020. Since then, it has been further extended to October 1, 2021.

The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2021, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 7.58%, minimum Tier-1 capital ratio of 9.08% and minimum total capital ratio of 11.08%. The minimum total capital requirement includes a capital conservation buffer of 1.875% and capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian Generally Accepted Accounting Principles.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2020	2021(1)	2021
	(in millions, except percentages)
Common equity Tier 1 capital	1,016,648	1,319,399	US$	18,039
Tier 1 capital	1,117,847	1,418,716		19,397
Tier 2 capital	105,997	82,754		1,131
Total capital	1,223,844	1,501,407	US$	20,527
Credit risk: risk-weighted assets	6,299,203	6,467,427		88,425
Market risk: risk-weighted assets	593,660	589,678		8,062
Operational risk: risk-weighted assets	702,040	796,998		10,897
Total risk-weighted assets	7,594,903	7,854,103	US$	107,385
Common equity Tier 1 risk-based capital ratio	13.4%	16.8%
Tier 1 risk-based capital ratio	14.7%	18.0%
Tier 2 risk-based capital ratio	1.4%	1.0%
Total risk-based capital ratio	16.1%	19.1%
(1)	Post appropriation of proposed dividend

In fiscal 2021, capital funds (net of deductions) increased by Rs. 277.6 billion from Rs. 1,223.8 billion at year-end fiscal 2020 to Rs. 1,501.4 billion at year-end fiscal 2021 primarily due to inclusion of retained earnings for fiscal 2021 and raising of equity capital of Rs. 150.0 billion offset, in part, by progressive discounting of Tier 2 capital instruments as per Reserve Bank of India extant guidelines.

Risk-weighted assets relating to credit risk increased by Rs. 168.2 billion from Rs. 6,299.2 billion at year-end fiscal 2020 to Rs. 6,467.4 billion at year-end fiscal 2021 primarily due to an increase of Rs. 270.3 billion in risk-weighted assets for on-balance sheet assets, offset, in part, by a decrease of Rs. 102.1 billion in risk-weighted assets for off-balance sheet assets. On-balance sheet risk-weighted assets increased primarily due to growth in advances during the year and off-balance sheet risk-weighted assets decreased primarily due to decrease in notional value of guarantees and acceptances.

Risk-weighted assets relating to market risk decreased by Rs. 3.9 billion from Rs. 593.7 billion at year-end fiscal 2020 to Rs. 589.7 billion at year-end fiscal 2021 primarily due to decrease in fixed income book.

Risk-weighted assets relating to operational risk increased by Rs. 95.0 billion from Rs. 702.0 billion at March 31, 2020 to Rs. 797.0 billion at March 31, 2021. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2021, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 16.66%, Tier 1 risk-based capital ratio of 17.81% and total risk-based capital ratio of 18.87% against the current requirement of minimum common equity Tier 1 capital ratio of 7.58%, a minimum Tier 1 capital ratio of 9.08% and a minimum total capital ratio of 11.08% respectively.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually which determines the adequate level of capitalization required to meet regulatory norms and current and future business needs. Adequate stress testing, as determined by several stress scenarios, is also done. The internal capital adequacy assessment process is undertaken at both the stand alone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which covers the policies, processes, methodologies and frameworks established for the management of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress testing framework in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions and the operating environment. The business and capital plans and the stress testing results of the ICICI Bank entities are integrated into the internal capital adequacy assessment process.

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

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of Certificate of Deposits, borrowings in the short-term inter-bank market, through refinance agencies and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and marginal standing facility which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our Asset Liability Management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer also has access to liquidity adjustment facility and standing liquidity facility from the Reserve Bank of India.

Our gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA and above), other money market investments such as commercial papers and certificates of deposits and mutual fund investments. We deduct short-term money-market borrowings (borrowings with contractual maturity up to 30 days) from the aggregate of these assets to determine net liquid assets.

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. As of March 31, 2021, the cash reserve ratio requirement percentage was 3.5%. In addition, cash reserves may not fall below 90% (with effect from September 25, 2020) of the required cash reserve ratio on any day during any 14-day reporting period. In order to address the stress in financial conditions caused by Covid-19 pandemic, the Reserve Bank of India on March 27, 2020 announced reduction in cash reserve ratio by 100 basis points to 3.0% of net demand and time liabilities with effect from the reporting fortnight beginning March 28, 2020 for a period of one year ending on March 26, 2021. Further, Reserve Bank of India on February 5, 2021 decided to gradually restore the cash reserve ratio in two phases, 3.5% of net demand and time liabilities with effect from the reporting fortnight beginning March 27, 2021 and 4.0% of net demand and time liabilities with effect from the fortnight beginning May 22, 2021. Further, the Reserve Bank of India also reduced the requirement of minimum daily cash reserve ratio balance maintenance from 90% to 80% effective from the first day of the reporting fortnight beginning March 28, 2020 until September 25, 2020.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2021, the statutory liquidity ratio requirement percentage was 18.0%. We generally hold more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At year-end fiscal 2021, out of the statutory liquidity ratio requirement of 18.0% of net demand and time liabilities in India, 18.0% (15.0% for securities eligible for the Facility to Avail Liquidity for Liquidity Coverage Ratio, and 3.0% for securities eligible for the marginal standing facility) is counted towards the high quality liquid assets under the liquidity coverage ratio. In order to address the stress in financial conditions caused by Covid-19 pandemic, the Reserve Bank of India increased the limit of securities eligible for the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities, with effect from March 27, 2020 until September 30, 2021.

The Reserve Bank of India in June 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement was effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015 (at March 31, 2021, minimum requirement was 90.0%). As per the Reserve Bank of India guidelines, effective January 1, 2016, liquidity coverage ratio has been made applicable to Indian banks on a consolidated basis. The liquidity coverage ratio disclosure for the three months ended March 31, 2021, is based on simple average of daily observations. The liquidity coverage ratio of the Group, for the three months ended March 31, 2021 was 134.6%. In order to accommodate the burden on banks’ cash flows caused by the Covid-19 pandemic, in April 2020, the Reserve Bank of India permitted banks to maintain a liquidity coverage ratio at 80%, with effect from April 17, 2020. This requirement was gradually restored in two phases to 90% by October 1, 2020 and to 100% by April 1, 2021.

The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. These guidelines were required to be applicable for Indian banks at both standalone and consolidated basis effective April 1, 2020. However, the Reserve Bank of India deferred the implementation of net stable funding ratio guidelines due to stress on account of Covid-19 outbreak and it will now be effective from October 1, 2021.

We maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2021, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2020		Fortnightly average for fiscal 2021		At March 31, 2021
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	1,576.4	Rs.	1,914.3	Rs.	2,287.6
Balance with central banks and current accounts with other banks		371.5		460.6		653.7
Other liquid assets		1,086.3		876.7		829.4
Gross liquid assets		3,034.2		3,251.6		3,770.7
(Less) Short-term borrowings		—		—		—
Net liquid assets	Rs.	3,034.2	Rs.	3,251.6	Rs.	3,770.7

ICICI Bank held net liquid assets totaling to Rs. 3,770.7 billion at year-end fiscal 2021, compared to Rs. 3,034.2 billion at year-end fiscal 2020. In fiscal 2021, the Bank held fortnightly average net liquid assets of Rs. 3,251.6 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2021, the Bank also held other fixed income non-government securities totaling to Rs. 17.8 billion compared to Rs. 14.6 billion at year-end fiscal 2020.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other group entities i.e. those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount. Accordingly, surplus liquidity maintained at those branches can be utilized at other group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2021, such overseas branches of the Bank held net liquid assets of Rs. 245.3 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 3,770.7 billion. Additionally, given the stress on financial conditions arising from Covid-19, regulators in some geographies, such as Hong Kong, South Africa and Bahrain eased certain liquidity related regulatory requirements.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase or reverse repurchase auction, rates for which are arrived through competitive bidding. At year-end fiscal 2021, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 4.00%, 3.35% and 4.25% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, it can borrow overnight up to 3.0% of its net demand and time liabilities outstanding at the end of the second preceding 14-day period. In order to address the stress in financial conditions caused by Covid-19 pandemic, in March 2020, the Reserve Bank of India increased the limit of marginal standing facility from 2.0% to 3.0% with effect from March 27, 2020. Initially this increased limit was available to banks until June 30, 2020, which was further extended until September 30, 2021 in phases. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2021, ICICI Bank had government securities amounting to Rs. 1,046.8 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The Reserve Bank of India uses the liquidity adjustment facility and the marginal standing facility to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks, including us, from accessing these facilities. The Reserve Bank of India has currently restricted liquidity provision through the overnight liquidity adjustment facility and increasingly provides liquidity through term repurchase agreements of various maturities.

The loan portfolio at the Bank’s overseas branches as a proportion of total portfolio has declined from 8.4% at year-end fiscal 2020 to 5.1% at year-end fiscal 2021. We aim to progressively reduce exposures that are not linked to India in a planned manner. We have a well-defined borrowing program for the overseas operations. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and inter-bank bilateral loans. We also raise refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. We also mobilize deposit liabilities, in accordance with the regulatory framework at the host country.

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

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions (particularly longer-term transactions) and derivatives transactions, or retain our customers. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs”.

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

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the Reserve Bank of India derivative transactions would be subject to margin-reset and consequent collateral exchange would be as governed by Credit Support Annex. The Bank has entered into Credit Support Annex which would require maintenance of collateral. Volatility in the international debt markets may constrain our international borrowings. At March 31, 2021, the Bank did not have any borrowing linked to credit downgrade covenants which would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at CAD 150.0 million (25% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150.0 million can be increased to a maximum of 75% of capital depending on the credit quality of the Group or Connection. In fiscal

2021, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable for ICICI Bank UK, a Bank shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25 % of the bank's eligible capital or EUR 150 million, whichever the higher. The capital base is calculated as the sum of eligible Tier-1 and Tier-2 capital, less any deductions as per the Capital Requirements Regulation guidelines. From January 1, 2022, the eligible capital base will include only eligible Tier-1 capital. ICICI Bank UK has a capital base of US$ 586.7 million at year-end fiscal 2021. Additionally, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

In line with local regulatory requirements, ICICI Bank UK has an Internal Liquidity Adequacy Assessment Process document (ILAAP), which is approved by its Board of Directors. The ILAAP outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK PLC, at least on monthly basis. ICICI Bank UK PLC has complied with these requirements throughout fiscal 2021. It maintained liquidity coverage ratio above the stipulated level of 100% during fiscal 2021 and complied with Pillar 2 liquidity requirements, as stipulated to it by the Prudential Regulation Authority (PRA)

In Canada, the Liquidity coverage requirements guidelines from Office of the Superintendent of Financial Institutions (OSFI) expect banks to have adequate high quality liquid assets, to meet its liquidity needs for a 30-calendar day liquidity scenario. The Banks are required to ensure that the value of the liquidity coverage ratio be no lower than 100.0%, in absence of the situation of financial stress. On March 27, 2020, OSFI communicated to all federally regulated deposit taking institutions that such institutions may use their high-quality liquid assets as a defense both against the potential onset of liquidity stress and during a period of liquidity stress, thereby falling below 100%. At March 31, 2021, ICICI Bank Canada maintained liquidity coverage ratio above the regulatory minimum of 100%. The Office of Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2021.

In addition, Net Cumulative Cash Flow information on a monthly basis is shared with OSFI consisting details of maturity pattern of assets and liabilities and net cash flows.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2019
	Cost at year-end fiscal 2019		Additions/transfers/ revaluation			Deletions/ transfers			Depreciation	Net assets at year-end fiscal 2019
	(in millions)
Premises	Rs.	89,546	Rs.	2,897	(1)	Rs.	(802)	Rs.	(18,132)	Rs	73,510	US$	1,005
Other fixed assets (including furniture and fixtures)		71,014		9,171			(7,222)		(52,283)		20,680		283
Assets given on lease		16,715		-			-		(14,300)		2,415		33

	Fiscal 2019
	Cost at year-end fiscal 2019		Additions/transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2019
	(in millions)
Total	Rs.	177,275	Rs.	12,068	Rs.	(8,024)	Rs.	(84,715)	Rs.	96,604	US$	1,321

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,039 million.

	Fiscal 2020
	Cost at year-end fiscal 2020		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2020
	(in millions)
Premises	Rs.	91,641	Rs.	3,406	(1)	Rs.	(758)	Rs.	(19,790)		Rs 74,499	US$	1,019
Other fixed assets (including furniture and fixtures)		72,963		15,800			(2,948)		(58,968)		26,847		367
Assets given on lease		16,715		339			-		(14,314)		2,740		37
Total	Rs.	181,319	Rs.	19,545		Rs.	(3,705)	Rs.	(93,072)	Rs.	104,087	US$	1,423

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,431 million.

	Fiscal 2021
	Cost at year-end fiscal 2021		Additions/ transfers/revaluations			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2021
	(in millions)
Premises	Rs.	94,290	Rs.	1,891	(1)	Rs.	(399)	Rs.	(21,855)		Rs 73,927	US$	1,011
Other fixed assets (including furniture and fixtures)		85,815		15,087			(3,764)		(66,259)		30,878		422
Assets given on lease		17,054		681			-		(14,448)		3,287		45
Total	Rs.	197,159	Rs.	17,659		Rs.	(4,163)	Rs.	(102,562)	Rs.	108,093	US$	1,478

(1)	Includes gain on revaluation recorded through reserve of Rs. 500 million.

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

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed

The Bank also offers products which are primarily based on collateral, such as shares, specified securities, warehoused commodities and gold jewelry, subject to the extant regulations. These products are offered in line with the approved product policies which include types of collateral, valuation and margining.

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

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2021 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2021, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, co-operative societies, etc. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 75 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

Framework for Transfer Pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current account and savings account deposits are transfer priced at rates, linked to interest rate on savings account deposits. For term deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current account and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for the purpose of segmental reporting.

Fiscal 2021 Compared with Fiscal 2020

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Retail Banking	Rs.	89,930	Rs.	77,400	US$	1,058	(13.9)
Wholesale Banking		9,272		58,200		796	-
Treasury		51,711		107,599		1,471	-
Other Banking		10,868		5,736		78	(47.2)
Life Insurance		10,684		10,812		148	1.2
General Insurance		16,969		19,540		267	15.2
Others		23,853		40,077		548	68.2
Inter-Segment adjustments		(12,296)		(11,581)		(158)	(5.8)
Unallocated expenses		(15,105)		(47,500)		(649)	68.0
Profit before tax	Rs.	185,886	Rs.	260,283	US$	3,717	40.0

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Net interest income	Rs.	193,904	Rs.	223,463	US$	3,055	15.2
Other income		89,695		84,437		1,154	(5.9)
Total income		283,599		307,900		4,210	8.6
Operating expenses		166,470		160,852		2,199	(3.4)
Profit before provisions		117,129		147,048		1,554	25.5
Provisions		27,199		69,648		952	156.1
Profit before tax	Rs.	89,930	Rs.	77,400	US$	1,193	(13.9)

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Advances	Rs.	3,331,519	Rs.	3,966,856	US$	54,236	19.1%
Deposits		5,532,200		6,604,063		90,293	19.4

Loans in the retail banking segment increased by 19.1% from Rs. 3,331.5 billion at year-end fiscal 2020 to Rs. 3,966.9 billion at year-end fiscal 2021. The Bank maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The overall retail deposits increased by 19.4% from Rs. 5,532.2 billion at year-end fiscal 2020 to Rs. 6,604.1 billion at year-end fiscal 2021. The term deposits of the segment increased by 17.8% from Rs. 2,661.4 billion at year-end fiscal 2020 to Rs. 3,133.9 billion at year-end fiscal 2021. The savings account deposits of the segment increased by 20.3% from Rs. 2,455.4 billion at year-end fiscal 2020 to Rs. 2,953.6 billion at year-end fiscal 2021. The current account deposits of the segment increased by 24.4% from Rs. 415.4 billion at year-end fiscal 2020 to Rs. 516.6 billion at year-end fiscal 2021.

The profit before tax of the retail banking segment decreased by 13.9% from Rs. 89.9 billion in fiscal 2020 to Rs. 77.4 billion in fiscal 2021, primarily due to an increase in provisions and a decrease in other income, offset, in part, by an increase in net interest income and a decrease in operating expenses.

Net interest income increased by 15.2% from Rs. 193.9 billion in fiscal 2020 to Rs. 223.5 billion in fiscal 2021, primarily due to an increase in the average loan portfolio and its net interest margin and an increase in average deposits.

The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown in April-May 2020 substantially impacted economic activities. While the easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy, the lockdown measures resulted in lower borrowing and investment activity by customers and lower consumer spends resulting in lower fee income. It also resulted in lower expenses reflecting the lower level of business, especially in the initial period of fiscal 2021. Other income decreased by 5.9% from Rs. 89.7 billion in fiscal 2020 to Rs. 84.4 billion in fiscal 2021, primarily due to decrease in fee income from credit card portfolio, lending linked fees and third party product distribution fees. Operating expenses decreased by 3.4% from Rs 166.5 billion in fiscal 2020 to Rs 160.1 billion in fiscal 2021, primarily due to a decrease in outsourcing and consultancy expenses, direct marketing agency expenses, staff cost and advertisement and sales promotion expenses, offset, in part, by an increase in collection expenses and reward point expenses.

Provisions increased from Rs. 27.2 billion in fiscal 2020 to Rs. 69.7 billion in fiscal 2021. The impact of the Covid-19 pandemic on the borrowers led to lower collections and benefits of regulatory measures such as moratorium on payment of dues and standstill in asset classification. This led to an increase in provisioning reflecting higher actual and expected additions to non-performing loans in the retail segment. Further, in fiscal 2021, the Bank changed its provisioning policy on non-performing assets for certain loan categories to make it more conservative resulting in higher provision. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020% change
	(in millions, except percentages)
Net interest income	Rs.	98,834	Rs.	110,690	US$	1,513	12.0%
Other income		44,002		35,998		492	(18.2)
Total income		142,836		146,688		2,006	2.7
Operating expenses		39,606		43,504		595	9.8
Profit before provisions		103,230		103,184		1,411	0.0
Provisions		93,958		44,984		615	(52.1)
Profit before tax	Rs.	9,272	Rs.	58,200	US$	796	-

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Advances	Rs.	3,012,128	Rs.	3,197,629	US$	43,719	6.2%
Deposits		2,141,382		2,659,481		36,362	24.2

The advances of the wholesale banking segment increased by 6.2% from Rs. 3,012.1 billion at year-end fiscal 2020 to Rs. 3,197.6 billion at year-end fiscal 2021. The term deposits in the segment increased by 18.3% from Rs.

1,534.3 billion at year-end fiscal 2020 to Rs. 1,814.8 billion at year-end fiscal 2021 and current account deposits increased by 39.2% from Rs. 606.9 billion at year-end fiscal 2020 to Rs. 844.7 billion at year-end fiscal 2021.

The profit before tax of the wholesale banking segment increased from Rs. 9.3 billion in fiscal 2020 to Rs. 58.2 billion in fiscal 2021, primarily due to a decrease in provisions and an increase in net interest income, offset, in part, by a decrease in other income and an increase in operating expenses.

Net interest income increased by 12.0% from Rs. 98.8 billion in fiscal 2020 to Rs. 110.7 billion in fiscal 2021, primarily due to an increase in average loan portfolio, net interest margin and an increase in average current account deposits and term deposits.

Other income decreased by 18.2% from Rs. 44.0 billion in fiscal 2020 to Rs. 36.0 billion in fiscal 2021 primarily due to a decrease in transaction banking fees, income from foreign exchange and derivatives products and lending linked fees. Other income for fiscal 2021 was impacted due to lower borrowing and investment activity by customers caused by the nation-wide lockdown for the first two months of fiscal 2021 and subsequent easing of lockdown in a phased manner.

Operating expenses increased by 9.8% from Rs 39.6 billion in fiscal 2020 to Rs 43.5 billion in fiscal 2021.

Provisions decreased from Rs. 94.0 billion in fiscal 2020 to Rs. 45.0 billion in fiscal 2021 primarily due to lower additions to non-performing assets and lower ageing provision on existing non-performing assets. See Also “Operating and Financial Review and Prospects—Provisions and contingencies (excluding provision for tax)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Net interest income	Rs.	33,933	Rs.	50,702	US$	693	49.4%
Other income		31,679		66,000		902	-
Total income		65,612		116,702		1,595	77.9
Operating expenses		8,945		9,863		135	10.3
Profit before provisions		56,667		106,839		1,460	88.5
Provisions		4,956		(760)		(10)	-
Profit before tax	Rs.	51,711	Rs.	107,599	US$	1,470	-

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Investments	Rs.	2,498,019	Rs.	2,817,158	US$	38,517	12.8%
Borrowings		1,628,968		916,310		12,528	(43.7)

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment increased from Rs. 51.7 billion in fiscal 2020 to Rs. 107.6 billion in fiscal 2021 primarily due to an increase in other income, increase in interest income on investments and decrease in provisions.

Net interest income increased by 49.4% from Rs. 33.9 billion in fiscal 2020 to Rs. 50.7 billion in fiscal 2021 primarily due to an increase in interest income on investments and a decrease in borrowing cost. Net interest income during fiscal 2021 was positively impacted by capital raised by the Bank amounting to Rs. 150.0 billion through Qualified Institutional Placement in August 2020.

Other income increased from Rs. 31.7 billion in fiscal 2020 to Rs. 66.9 billion in fiscal 2021. In fiscal 2021, we sold 3.96% equity shareholding in ICICI Lombard General Insurance Company Limited, 1.50% equity shareholding in ICICI Prudential Life Insurance Company Limited, 4.21% equity shareholding in ICICI Securities Limited and made a net gain of Rs. 33.0 billion.

Operating expenses increased from Rs. 8.9 billion in fiscal 2020 to Rs. 9.9 billion in fiscal 2021.

Provisions on investments decreased from Rs. 5.0 billion in fiscal 2020 to a write-back of Rs. 0.8 billion in fiscal 2021. Provision on investments in fiscal 2020 included provision on debentures and equity shares. In fiscal 2021, there was a write-back of provision on equity shares, offset, in part, by provision on debentures and preference shares.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Net interest income	Rs.	15,908	Rs.	11,715	US$	160	(26.4)%
Other income		3,055		2,017		28	(34.0)
Total income		18,963		13,732		188	(27.6)
Operating expenses		6,391		6,614		90	3.5
Profit before provisions		12,572		7,118		98	(43.4)
Provisions		1,704		1,382		19	(18.9)
Profit before tax	Rs.	10,868	Rs.	5,736	US$	79	(47.2)

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Advances	Rs.	575,255	Rs.	584,885	US$	7,997	1.7%
Investments		98,468		79,681		1,089	(19.1)
Deposits		350,759		362,090		4,951	3.2
Borrowings	Rs.	221,354	Rs.	181,461	US$	2,481	(18.0)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment decreased by 47.2% from Rs. 10.9 billion in fiscal 2020 to Rs. 5.7 billion in fiscal 2021, primarily due a decrease in net interest income and other income, offset, in part, by a decrease in provisions.

Net interest income decreased by 26.4% from Rs. 15.9 billion in fiscal 2020 to Rs. 11.7 billion in fiscal 2021. Net interest income of ICICI Bank Canada decreased from Rs. 5.3 billion in fiscal 2020 to Rs. 2.9 billion in fiscal 2021 primarily due to a decrease in net interest margin. Net interest margin decreased primarily due to decrease in yield on interest earning assets, offset, in part, by decrease in cost of funds. The yield on interest earning assets decreased primarily due to a decrease in benchmark interest rate and repayment/prepayment and sale of commercial loan portfolio, which is higher yielding. The cost of funds decreased primarily due to a decrease in benchmark interest rate. Net interest income of ICICI Bank UK decreased from Rs. 4.6 billion in fiscal 2020 to Rs. 3.8 billion in fiscal 2021 primarily due a decrease in net interest margin and decrease in interest earning assets. Net interest margin decreased primarily due to a decrease in yield on interest earning assets, offset, in part, by a decrease in cost of funds. The yield on interest assets decreased primarily due to decrease in benchmark interest rate and yield on loans. The cost of funds decreased primarily due to decrease in benchmark interest rate and maturity of high cost subordinated bonds. Net interest income of ICICI Bank’s other banking business decreased from Rs. 6.0 billion in fiscal 2020 to Rs. 5.0 billion in fiscal 2021 primarily due to a decrease in net interest margin.

Other income decreased by 34.0% from Rs. 3.1 billion in fiscal 2020 to Rs. 2.0 billion in fiscal 2021, primarily due to a decrease in other income of ICICI Bank Canada and ICICI Bank UK. Other income of ICICI Bank Canada decreased from Rs. 1.3 billion in fiscal 2020 to Rs. 0.4 billion in fiscal 2021 primarily due to loss on sale of certain commercial loans. Other income of ICICI Bank UK decreased from Rs. 1.1 billion in fiscal 2020 to Rs. 0.9 billion in fiscal 2021 primarily due loss on sale of loans, offset, in part, by treasury income primarily due to realized gains on sale of bonds.

Operating expenses increased by 3.5% from Rs. 6.4 billion in fiscal 2020 to Rs. 6.6 billion in fiscal 2021.

Provisions decreased by 18.9% from Rs. 1.7 billion in fiscal 2020 to Rs. 1.4 billion in fiscal 2021 primarily due to write-back of provisions by ICICI Bank Canada in fiscal 2021, offset, in part, by an increase in provisions made by ICICI Bank. Provisions of ICICI Bank Canada decreased from a provision of Rs. 1.0 billion in fiscal 2020 to a write-back of Rs. 0.8 billion in fiscal 2021. Provisions were higher in fiscal 2020 due to significant impact of Covid-19 pandemic, while in fiscal 2021 there were reversals of provision on account of repayments/prepayments and sale of commercial loans. Provisions of ICICI Bank’s loans in other banking business increased from a write-back of provision of Rs. 0.2 billion in fiscal 2020 to a provision of Rs. 1.5 billion in fiscal 2021 primarily due to higher provisions on loans on account of change in provisioning policy on non-performing assets for certain loan categories to make it more conservative. Provisions of ICICI Bank UK decreased from Rs. 0.9 billion in fiscal 2020 to Rs. 0.6 billion in fiscal 2020.

Advances increased by 1.7% from Rs. 575.3 billion at year-end fiscal 2020 to Rs. 584.9 billion at year-end fiscal 2021, primarily due to an increase in advances of ICICI Bank, offset, in part by a decrease in advances of ICICI Bank UK and ICICI Bank Canada. Advances of ICICI Bank in other banking segment increased from Rs. 109.3 billion at year-end fiscal 2020 to Rs. 172.8 billion at year-end fiscal 2021 primarily due to an increase in loans against Foreign Currency Non-Resident (Bank) deposits. Advances of ICICI Bank UK decreased from Rs. 159.5 billion at year-end fiscal 2020 to Rs. 116.5 billion at year-end fiscal 2021 primarily due to sell down and repayment/pre-payments of loans. Advances of ICICI Bank Canada decreased from Rs. 306.5 billion at year-end fiscal 2020 to Rs. 295.6 billion at year-end fiscal 2021.

Investments decreased by 19.1% from Rs. 98.5 billion at year-end fiscal 2020 to Rs. 79.7 billion at year-end fiscal 2021 due to decrease in investments of ICICI Bank UK, offset, in part, by an increase in investments of ICICI Bank Canada. The investment portfolio of ICICI Bank UK decreased from Rs. 65.9 billion at year-end fiscal 2020 to Rs. 39.4 billion at year-end fiscal 2021 primarily due to decrease in investments in bonds and treasury bills. The investment portfolio of ICICI Bank Canada increased from Rs. 32.5 billion at year-end fiscal 2020 to Rs. 40.3 billion at year-end fiscal 2021 primarily due to an increase in investments in bankers’ acceptances and government securities.

Deposits increased by 3.2% from Rs. 350.8 billion at year-end fiscal 2020 to Rs. 362.1 billion at year-end fiscal 2021. Deposits of ICICI Bank, other than retail and wholesale segments, increased from Rs. 36.1 billion at year-end fiscal 2020 to Rs. 61.1 billion at year-end fiscal 2021 primarily due to an increase in Foreign Currency Non-Resident (Bank) deposits. Deposits of ICICI Bank UK decreased from Rs. 154.5 billion at year-end fiscal 2020 to Rs. 143.1 billion at year-end fiscal 2021 primarily due to decrease in term deposits, offset, in part, by increase in current and saving account deposits. Deposits of ICICI Bank Canada decreased from Rs. 160.1 billion at year-end fiscal 2020 to Rs. 157.9 billion at year-end fiscal 2021.

Borrowings decreased by 18.0% from Rs. 221.4 billion at year-end fiscal 2020 to Rs. 181.5 billion at year-end fiscal 2021 primarily due to a decrease in the borrowings of ICICI Bank UK primarily due to lower funding requirement reflecting contraction in balance sheet size. Borrowings of ICICI Bank UK decreased from Rs. 70.5 billion at year-end fiscal 2020 to Rs. 30.6 billion at year-end fiscal 2021 primarily due to maturity of debt. Borrowings of ICICI Bank Canada increased marginally from Rs. 150.8 billion at year-end fiscal 2020 to Rs. 150.9 billion at year-end fiscal 2021.

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Premium earned	Rs.	334,307	Rs.	357,328	US$	4,886	6.9%
Premium on re-insurance ceded		(5,518)		(7,595)		(104)	37.6
Net premium earned		328,789		349,733		4,782	6.4
Other income		26,291		26,329		360	0.1
Investment income		39,360		59,666		816	51.6
Total income		394,440		435,728		5,958	10.5
Commission paid		15,860		15,002		205	(5.4)
Claims/benefits paid		23,354		33,213		454	42.2
Operating expenses		30,061		28,886		395	(3.9)
Total expenses		69,275		77,101		1,054	11.3
Transfer to linked funds		224,459		218,011		2,981	2.9
Provisions for policy holder liabilities (non-linked)		90,022		129,805		1,775	44.2
Profit before tax	Rs.	10,684	Rs.	10,811	US$	148	1.2%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Investments	Rs.	516,353	Rs.	695,624	US$	9,511	34.7%
Assets held to cover linked liabilities		970,850		1,385,491		18,943	42.7
Liabilities on life policies	Rs.	1,454,863	Rs.	2,031,800	US$	27,780	39.7%

ICICI Prudential Life Insurance Company’s assets under management increased by 40.0% from Rs. 1,529.7 billion at year-end fiscal 2020 to Rs. 2,142.2 billion at year-end fiscal 2021.

Every insurer in India is required to maintain an excess of the value of assets over the amount of liabilities of not less than an amount prescribed by the Insurance and Regulatory Development Authority of India, which is referred to as a Required Solvency Margin. The actual excess of assets over liabilities maintained by the insurer is termed as Available Solvency Margin. The ratio of Available Solvency Margin to the Required Solvency Margin is referred to as solvency margin. ICICI Prudential Life Insurance Company’s solvency margin was 216.8% at year-end 2021 compared to the stipulated requirement of 150%.

The profit before tax of ICICI Prudential Life Insurance Company increased marginally from Rs. 10.7 billion in fiscal 2020 to Rs. 10.8 billion in fiscal 2021 primarily due to lower new business strains due to decline in annualized premium equivalent, offset, in part, by additional provision for potential Covid-19 claims.

The total premium income of ICICI Prudential Life Insurance Company increased by 6.9% from Rs. 334.3 billion in fiscal 2020 to Rs. 357.3 billion in fiscal 2021 primarily due to an increase in retail renewal premium and group premium. Retail renewal premium increased by 6.3% from Rs. 206.6 billion in fiscal 2020 to Rs. 219.6 billion in fiscal 2021. Group premium increased by 21.2% from Rs. 48.9 billion in fiscal 2020 to Rs. 59.3 billion in fiscal 2021. Retail new business premium was Rs. 78.5 billion in fiscal 2021 as compared to Rs. 78.8 billion in fiscal 2020.

Other income of ICICI Prudential Life Insurance Company remained at a similar level of Rs. 26.3 billion in fiscal 2020 and fiscal 2021.

Investment income of ICICI Prudential Life Insurance Company increased by 51.6% from Rs. 39.4 billion in fiscal 2020 to Rs. 59.7 billion in fiscal 2021 primarily due to an increase in interest earned on account of an increase in average portfolio of investment and net realized gain on sale of investments. The interest earned increased from Rs. 33.3 billion in fiscal 2020 to Rs. 38.9 billion in fiscal 2021 and net realized gain on sale of investments increase from Rs. 8.8 billion in fiscal 2020 to Rs. 21.7 billion in fiscal 2021.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 5.4% from Rs. 15.9 billion in fiscal 2020 to Rs. 15.0 billion in fiscal 2021.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 42.2% from Rs. 23.4 billion in fiscal 2020 to Rs. 33.2 billion in fiscal 2021 primarily due to an increase in death claims. Claims and benefits payouts also included Rs. 2.6 billion towards Covid-19 related claims in fiscal 2021.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company decreased by 2.9% from Rs. 224.5 billion in fiscal 2020 to Rs. 218.0 billion in fiscal 2021 primarily due to a decrease in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities increased from Rs. 90.0 billion in fiscal 2020 to Rs. 129.8 billion in fiscal 2021.

Employee expenses decreased from Rs. 10.4 billion in fiscal 2020 to Rs. 10.0 billion in fiscal 2021 and other operating expenses decreased from Rs. 19.7 billion in fiscal 2020 to Rs. 18.9 billion in fiscal 2021.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased by 42.7% from Rs. 970.8 billion at year-end fiscal 2020 to Rs. 1,385.5 billion at year-end fiscal 2021 primarily due to increase in market value of equity securities.

Liabilities on life policies of ICICI Prudential Life Insurance Company increased by 39.7% from Rs. 1,454.9 billion at year-end fiscal 2020 to Rs. 2,031.8 billion at year-end fiscal 2021.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	135,924	Rs.	143,203	US$	1,958	5.4%
Premium on re-insurance ceded		(39,517)		(36,353)		(497)	(8.0)
Unexpired risk reserve		(2,372)		(6,710)		(92)	-
Net premium earned		94,035		100,140		1,369	6.5
Commission income (net)		(3,640)		(6,009)		(82)	65.1
Investment income		18,715		22,273		305	19.0
Total income		109,110		116,403		1,592	6.7
Operating expenses		22,931		27,342		374	19.2

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Claims/benefits paid (net)		68,516		68,708		939	0.3
Other expenses (net)		695		814		11	17.1
Total expense		92,142		96,864		1,324	5.1
Profit/(loss) before tax	Rs.	16,969	Rs.	19,540	US$	268	15.1%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Investments	Rs.	258,551	Rs.	302,557	US$	4,137	17.0%
Current liabilities including claims outstanding		249,800		240,998		3,295	(3.5)
Provisions	Rs.	58,717	Rs.	65,974	US$	902	12.4%

ICICI Lombard General Insurance Company Limited is among the large private sector general insurance companies in India. Overall market share of ICICI Lombard General Insurance Company Limited was 7.0% in fiscal 2021 on the basis of gross direct premium according to the General Insurance Council of India. The industry witnessed a growth of 5.2% in fiscal 2021 on the basis of gross direct premium. The Gross Domestic Premium Income of ICICI Lombard General Insurance Company Limited increased by 5.2% year-on-year to Rs. 140.0 billion in fiscal 2021.

The profit before tax of ICICI Lombard General Insurance Company Limited increased by 15.1% from Rs. 17.0 billion in fiscal 2020 to Rs. 19.5 billion in fiscal 2021 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in operating expenses.

The gross written premium (including premium on re-insurance accepted) income increased by 5.4% from Rs. 135.9 billion in fiscal 2020 to Rs. 143.2 billion in fiscal 2021 primarily due an increase in fire, motor and engineering insurance business. The net premium income increased from Rs.94.0 billion in fiscal 2020 to Rs. 100.1 billion in fiscal 2021 primarily due to an increase in fire, motor and health insurance business.

Net commission expense increased from Rs. 3.6 billion in fiscal 2020 to Rs. 6.0 billion in fiscal 2021 primarily due to an increase in commission expense on motor and health insurance business, offset, in part, by a decrease in commission expense on fire insurance business.

Investment income increased by 19.0% from Rs. 18.7 billion in fiscal 2020 to Rs. 22.2 billion in fiscal 2021 primarily due to an increase in interest earned and realized gain on sale of investments. Interest earned increased from Rs. 16.2 billion in fiscal 2020 to Rs. 18.1 billion in fiscal 2021. Realized gain on sale of investment securities increased from Rs. 2.0 billion in fiscal 2020 to Rs. 3.6 billion in fiscal 2021.

Operating expenses increased by 19.2% from Rs. 22.9 billion in fiscal 2020 to Rs. 27.3 billion in fiscal 2021 primarily due to an increase in sales promotion expenses.

Claims/benefits paid increased marginally from Rs. 68.5 billion in fiscal 2020 to Rs. 68.7 billion in fiscal 2021. Loss ratio (Net claim incurred / Net premium earned) declined from 72.9% at year-end fiscal 2020 to 68.6% at year-end fiscal 2021.

Investments increased by 17.0% from Rs. 258.6 billion at year-end fiscal 2020 to Rs. 302.6 billion at year-end fiscal 2021 primarily due to increase in investment in government securities and equity shares.

Current liabilities, including claims outstanding decreased by 3.5% from Rs. 249.8 billion at year-end fiscal 2020 to Rs. 241.0 billion at year-end fiscal 2021 primarily due to a decrease in balances due to other insurance companies, unallocated premium, offset, in part, by an increase in gross claims outstanding and premium received in advance.

The solvency margin was 290.0% at year-end fiscal 2021 as against the stipulated requirement of 150.0% at year-end fiscal 2021.

Combined ratio [(Net incurred claims/Net earned premium) + (Operating Expenses + Commission (net) / Net written premium] decreased from 100.4% in fiscal 2020 to 99.8% in fiscal 2021.

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

The profit before tax of the “others” segment increased by 68.0% from Rs. 23.9 billion in fiscal 2020 to Rs. 40.1 billion in fiscal 2021 primarily due to an increase in profit before tax of ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited and ICICI Prudential Asset Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2020		2021		2021		2021/2020 % change
	(in millions, except percentages)
Net interest income	Rs.	9,189	Rs.	11,568	US$	158	25.9%
Other income		37,628		50,653		693	34.6
Total income		46,817		62,221		851	32.9
Operating expenses		20,256		21,186		290	4.6
Operating profit before provisions and tax		26,561		41,035		561	54.5
Provision and contingencies		2,707		959		13	(64.6)
Profit before tax	Rs.	23,854	Rs.	40,076	US$	548	68.0%

Net interest income increased by 25.9% from Rs. 9.2 billion in fiscal 2020 to Rs. 11.6 billion in fiscal 2021 primarily due to an increase in net interest income of our primary dealership subsidiary, securities broking subsidiary and housing finance subsidiary.

Other income increased by 34.6% from Rs. 37.6 billion in fiscal 2020 to Rs. 50.7 billion in fiscal 2021 primarily due to an increase in brokerage income of our securities broking subsidiary and trading income of our primary dealership subsidiary.

Operating expenses increased by 4.6% from Rs. 20.3 billion in fiscal 2020 to Rs. 21.2 billion in fiscal 2021 primarily due to an increase in other operating expenses of our securities broking subsidiary, offset, in part, by a decrease in other operating expenses of our housing finance subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 7.7 billion in fiscal 2020 to Rs. 14.6 billion in fiscal 2021 primarily due to an increase in other income and net interest income, offset, in part, by an increase in operating expense. Other income increased primarily due to an increase in brokerage income and income from advisory services. Net interest income increased primarily due to increase in loan portfolio and fixed deposits.

Operating expenses increased primarily due to an increase in employee expenses and other administrative cost. The loan portfolio comprising of margin trade funding and employee stock option funding increased from of Rs 5.7 billion at year-end fiscal 2020 to Rs. 29.0 billion at year-end fiscal 2021.

The profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 3.5 billion in fiscal 2020 to Rs. 8.7 billion in fiscal 2021 primarily due to an increase in other income and net interest income. Other income increased due to higher trading gains. Net interest income increased primarily due to a decrease in borrowing costs.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 14.2 billion in fiscal 2020 to Rs. 15.7 billion in fiscal 2021 primarily due to an increase in other income and a decrease in operating expenses. Other income increased from Rs. 20.0 billion in fiscal 2020 to Rs. 21.1 billion in fiscal 2020 primarily due to an increase in management fees from debt schemes on account of increase in average debt assets under management, offset, in part, by a decrease in management fees from equity schemes on account of decrease in average equity assets under management. Operating expenses decreased from Rs. 5.8 billion in fiscal 2020 to Rs. 5.4 billion in fiscal 2020 primarily due to a decrease in brokerage, fund expenses and distribution expenses. Average assets under management of ICICI Prudential Asset Management Company Limited increased from Rs. 3,544.1 billion in fiscal 2020 to Rs. 3,700.8 billion in fiscal 2021 and average assets under management for equity schemes decreased from Rs. 1,457.4 billion in fiscal 2020 to Rs. 1,419.5 billion in fiscal 2021 (Source: Association of Mutual Funds of India).

The profit before tax of ICICI Home Finance Company Limited increased from a loss before tax of Rs. 1.6 billion in fiscal 2020 to a profit before tax of Rs. 1.1 billion in fiscal 2021 primarily due to a decrease in provisions, an increase in net interest income and a decrease in operating expenses. Provisions in fiscal 2020 were higher primarily due to higher provision on non-performing assets on construction realty finance portfolio, consumer finance loans, additional general provision on overdue loans where moratorium was given based on the Reserve Bank of India guidelines in March 2020 and provision on investment in security receipts. Operating expenses decreased primarily due to a decrease in other operating expenses, offset, in part, by an increase in employee cost. Net interest income increased from Rs. 3.6 billion in fiscal 2020 to Rs. 4.0 billion in fiscal 2020 primarily due to a decrease in cost of funds.

The profit before tax of ICICI Venture Fund Management Company Limited decreased from Rs. 134 million in fiscal 2020 to Rs. 33 million in fiscal 2021 primarily due to lower gains from investment in venture capital units and an increase in operating expenses.

Unallocated Expenses

Unallocated expenses in fiscal 2021 include net Covid-19 related provision of Rs. 47.5 billion (fiscal 2020: Rs. 15.1 billion).

Current estimates of growth in India’s gross domestic product by various agencies and analysts indicate a growth for fiscal 2022 compared to a decline of 7.3% in fiscal 2021. However, in March-April 2021, the second wave of the Covid-19 pandemic, where the number of new cases has increased significantly across India in both urban and rural areas, has resulted in re-imposition of localized/ regional lock-down measures in various parts of the country. The interest earned, other income and credit quality and provisions of the Group’s loan portfolio is expected to be impacted in the short to medium term and will depend on the trajectory of the second wave of Covid-19, the progress of the vaccination programme and the restrictions on activity and the period for which they continue. In the absence of regulatory dispensations like moratorium on loan repayments and standstill on asset classification, the impact on the quality of the loan portfolio would likely be sharper and earlier during fiscal 2022.

For a discussion of our results in fiscal 2020 compared to fiscal 2019 and certain comparative numbers in fiscal 2019, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2020 filed with the U.S Securities and Exchange Commission on July 31, 2020.

Related Party Transactions

In fiscal 2021, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

In fiscal 2021, the following parties were identified as our associates/other related entities: Arteria Technologies Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth and Cheryl Advisory Private Limited (related party with effect from Q3-2021).

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2021: Mr. Sandeep Bakhshi, Ms. Vishakha Mulye, Mr. Anup Bagchi, and Mr. Sandeep Batra (with effect from December 23, 2020). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2021, we received insurance premiums from our associates/other related entities amounting to Rs. 16 million, from key management personnel of the Bank amounting to Rs. 33 million and from the close family members of key management personnel amounting to Rs. 5 million. The premiums received were towards cover for life insurance, health insurance, personal accident, and miscellaneous items. Our material transaction included Rs. 12 million of premium received from ICICI Foundation for Inclusive Growth, Rs. 20 million from Mr. Anup Bagchi, Rs. 10 million of premium received from Mr. Sandeep Bakhshi, Rs. 3 million of premium received from Ms. Vishakha Mulye and Rs. 5 million of premium received from Mr. Vivek Mulye, close family member of Ms. Vishakha Mulye.

During fiscal 2021, we paid claims including maturity, annuity and policy surrender value to our associates/other related entities amounting to Rs. 4 million, to key management personnel of the Bank amounting to Rs. 0.4 million and to the close family members of key management personnel amounting to Rs. 1 million. Our material transactions included Rs. 4 million paid to ICICI Foundation for Inclusive Growth, Rs. 0.4 million paid to Mr. Sandeep Bakhshi, and Rs. 1 million paid to Dr. Gauresh Palekar, close family member of Ms. Vishakha Mulye.

Fees, Commission and Other Income

During fiscal 2021, we received fees, commission and other income from our associates/other related entities amounting to Rs. 119 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 0.3 million. These transactions primarily generated from marketing and promotion fee, sponsorship and banking service fee, arranger fees and bank charges. The material transactions included Rs. 97 million of fees, commission and other income received from ICICI Merchant Services Private Limited and Rs. 20 million of fees, commission and other income received from India Infradebt Limited.

During fiscal 2021, we received commission on bank guarantees from NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 0.1 million and from ICICI Merchant Services Private Limited amounting to Rs. 0.1 million.

Income from Custodial Services

During fiscal 2021, we received income from custodial services from our associates/other related entities amounting to Rs. 0.1 million. The material transactions included Rs. 0.1 million of custodial income received from India Advantage Fund – III and Rs. 0.0 million (insignificant amount) of custodial income received from India Advantage Fund – IV.

Recovery of Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2021, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services amounting to Rs. 51 million from ICICI Foundation for Inclusive Growth.

Recovery of Secondment of Employees

During fiscal 2021, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 11 million for the recovery of secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2021, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 10.7 billion. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services. The material transactions during fiscal 2021 included Rs. 6.4 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 4.2 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited.

Investments in Securities Issued by Related Parties

During fiscal 2021, we invested Rs. 4.3 billion in securities issued by India Infradebt Limited.

Redemption/Buyback of Investments

During fiscal 2021, we received Rs. 600 million from India Infradebt Limited on account of redemption of bonds and debentures, Rs. 148 million and Rs. 110 million from India Advantage Fund-IV and India Advantage Fund-III respectively on account of redemption of venture capital units.

Interest Expenses

During fiscal 2021, we paid interest on deposits to our associates/other related entities amounting to Rs. 38 million, to our key management personnel amounting to Rs. 6 million and to the close family members of key management personnel amounting to Rs. 2 million. The material transactions during fiscal 2021 included Rs. 15 million of interest paid to ICICI Merchant Services Private Limited, Rs. 11 million of interest paid to India Infradebt Limited, Rs. 6 million of interest paid to NIIT Institute of Finance, Banking and Insurance Training Limited and Rs. 5 million of interest paid to Arteria Technologies Private Limited.

Interest Earned

During fiscal 2021, we received interest on our non-convertible bonds and loans from our associates/other related entities amounting to Rs. 720 million and from our key management personnel amounting to Rs. 9 million. The material transaction during fiscal 2021 included Rs. 716 million of interest received from India Infradebt Limited.

Purchase of fixed assets

During fiscal 2021, we purchased fixed assets of Rs.7 million from Arteria Technologies Private Limited.

Dividend Income

During fiscal 2021, we received dividend income from India Infradebt Limited amounting to Rs. 107 million.

Reimbursement of Expenses to Related Parties

During fiscal 2021, we reimbursed expenses to ICICI Foundation for Inclusive Growth amounting to Rs. 798 million. During fiscal 2021, we entered into a long term collaboration with ICICI Foundation for Inclusive Growth for corporate social responsibility related activities. As per the agreement, ICICI Foundation for Inclusive Growth would undertake mutually agreed corporate social responsibility related activities and we would reimburse the expenses incurred by them at cost.

Dividends Paid

During fiscal 2021, we paid dividends to our key management personnel, amounting to Rs. 1 million and to the close family members of key management personnel, amounting to Rs. 3 million. The dividend paid in fiscal 2021 to Ms. Vishakha Mulye was Rs. 1 million, to Mr. Sandeep Bakhshi was Rs. 0.2 million, to Mr. Anup Bagchi was Rs. 0.0 million (insignificant amount), to Mr. Shivam Bakhshi was Rs. 2 million, to Ms. Esha Bakhshi was Rs. 0.7 million and to Ms. Minal Bakhshi was Rs. 0.7 million.

Donations Given

During fiscal 2021, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 304 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2021
	(in million)
Deposits from related parties held by us	Rs.	2,553
Payables to related parties		2,736
Our investments in related parties		12,472
Loans and advances to related parties(2)		43
Receivables from related parties		335
Guarantees issued by us for related parties		51

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2021
	(in million, except number of shares)
Deposits from key management personnel	Rs.	156
Payables to key management personnel		0.1
Investments in our shares held by key management personnel		7
Loans and advances to key management personnel(3)		246
Employee stock options outstanding of ICICI Bank (numbers)		20,047,800
Employee stock options outstanding of ICICI Prudential Life Insurance Company Limited (numbers)		536,600
Employee stock options of ICICI Bank exercised(4)		229

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2021
	(in million)
Deposits from close family members of key management personnel	Rs.	78

Items	At year-end fiscal 2021
(in million)
Payables to close family members of key management personnel	0.0 (1)
Investments in our shares held by close family members of key management personnel	7
Loans and advances to close family members of key management personnel(2)	0.2

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2021
	(in million)
Deposits from key management personnel	Rs.	238
Payables to key management personnel		0.1
Investments in our shares held by key management personnel		7
Loans and advances to key management personnel(3)		247

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2021
	(in million)
Deposits from close family members of key management personnel	Rs.	114
Payables to close family members of key management personnel		0.0	(1)
Investments in our shares held by close family members of key management personnel		9
Loans and advances to close family members of key management personnel(2)		1

(1)	Insignificant amount.

(2)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(4)	During fiscal 2021, 1,188,000 employee stock options of ICICI Bank were exercised by the key management personnel of the Bank, which have been reported at exercise price.

Joint Ventures and Associates

From fiscal 2008, FINO PayTech Limited, I-Process Services (India) Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited were accounted as equity affiliates on consolidated financial statements. In fiscal 2017, the ICICI Group ceased to exercise significant influence over FINO PayTech Limited and therefore this entity ceased to be an equity affiliate of the Bank, and, accordingly, has not been accounted as an equity affiliate from January 5, 2017.

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

Reconciliation of Net Profit (after minority interest) between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2021, fiscal 2020 and fiscal 2019 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 213.7 billion in fiscal 2021 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 183.8 billion under Indian GAAP. In fiscal 2021, the net income under U.S. GAAP was higher primarily due to lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, higher net income of our life insurance affiliate as compared to Indian GAAP and the positive impact of amortization of loan processing fees, net of costs, offset, in part, by lower income due to the impact of the differences in accounting for debt and equity securities under U.S. GAAP as compared to Indian GAAP, higher deferred tax expenses under U.S. GAAP as compared to Indian GAAP and the impact of differences in accounting for compensation costs under U.S. GAAP. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The Group adopted ASU Topic 2016-13, “Financial Instruments—Credit Losses” effective April 1, 2020. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost including unfunded credit facilities and loan commitments. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions as against the incurred loss methology applied earlier. The impact of transition to ASU Topic 2016-13, was Rs. 51.9 billion (net of deferred taxes) at April 1, 2020. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes - Loans” included herein.

The difference in accounting for the allowances of credit losses resulted in a higher net income by Rs. 48.7 billion in fiscal 2021 as compared to Rs. 5.0 billion in fiscal 2020 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing credit loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances.

Under U.S. GAAP, the allowance on expected credit losses created on commercial loans based on individual assessment was lower than the provision under Indian GAAP in fiscal 2021. The provision on non-performing loans under Indian GAAP is primarily based on the number of days a loan is past-due, whereas under U.S. GAAP, the provision is primarily based on assessment of recovery. Under Indian GAAP, the Bank made provisions up to 100% on a few large commercial loans in fiscal 2021 based on past-due status, as required under the Reserve Bank of Indian guidelines. Under U.S. GAAP, the provision on impaired loans based on present value of expected recovery resulting in lower allowance on expected credit losses. Further, during fiscal 2021, the Bank changed the provisioning rates on certain loans on a conservative basis under Indian GAAP, resulting in higher provision under Indian GAAP.

As a result of the outbreak of the Covid-19 pandemic, the Bank granted a moratorium on the payment of principal and/or interest in case of certain borrowers in accordance with the Reserve Bank of India circular. The Bank was required to make general provisions of not less than 10.0% of the total outstanding amount of accounts which were overdue at February 29, 2020 but standard and where the moratorium was granted by the Bank. The Bank made a provision of Rs. 27.3 billion in fiscal 2020, which was higher than the Reserve Bank of India requirement. Further, during fiscal 2021, the Bank made Covid-19 related general provision of Rs. 47.5 billion under Indian GAAP on a prudent basis. Total Covid-19 related general provision held by the Bank at March 31, 2021 was Rs. 74.8 billion under Indian GAAP. The Covid-19 pandemic has stressed many macro-economic variables to degrees not experienced in recent history, which has created additional challenges in the use of modeled credit loss estimates and increased the reliance on management judgment under U.S. GAAP. In periods wherein macro-economic variables are outside the range of historical experience on which the Group’s models have been built, the Group makes adjustments to appropriately address these economic circumstances over and above the model output under U.S. GAAP. Accordingly, the Bank made Covid-19 related management overlay under U.S. GAAP. The Bank made higher Covid-19 related provision under Indian GAAP as compared to U.S. GAAP in fiscal 2021, as the Bank already held higher Covid-19 related provision under U.S. GAAP.

The allowance for credit loss on loans and other financial assets under amortized cost was lower by Rs. 0.5 billion at March 31, 2021 (March 31, 2020: Rs. 21.0 billion) under U.S. GAAP as compared to Indian GAAP. Further, under Indian GAAP, specific provision was made on loans where strategic debt restructuring was invoked/implemented in earlier years as prescribed under the Reserve Bank of India guidelines issued in fiscal 2016. The Bank had opted for fair value accounting for such loans and guarantees through income statement under U.S. GAAP. Accordingly, the impact of accounting on these loans is accounted in "Allowance for loan losses" for Indian GAAP and in the line item “Valuation of debt and equity securities” for U.S. GAAP. The Bank held fair value loss of Rs. 13.7 billion at March 31, 2021 as compared to Rs. 16.3 billion at March 31, 2020 under U.S. GAAP in the line item under “Valuation of debt and equity securities” on such loans.

See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 11.6 billion in fiscal 2021 as compared to higher income of Rs. 14.6 billion in fiscal 2020 under U.S. GAAP, as compared to Indian GAAP.

Under Indian GAAP unrealized losses of held-for-trading and available-for-sale securities are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on debt securities identified as credit loss which are recognized in profit and loss account.

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement. Under U.S. GAAP, change in the parent’s ownership in the subsidiary company is accounted as equity transaction, if the parent retains controlling financial interest in the subsidiary and accordingly gain or loss is not recognized in the income statement. In fiscal 2021, the Bank sold part of its equity shareholdings in its subsidiaries, namely ICICI Lombard General Insurance Company and ICICI Securities Limited, while retaining the control in these subsidiaries. There was a negative impact of Rs. 25.7 billion in fiscal 2021 on net income under U.S. GAAP as gains on sale of equity shares were recorded in the profit and loss account under Indian GAAP while these gains were recorded in equity under U.S. GAAP.

Further, there was a positive impact of Other adjustments of Rs. 10.1 billion in fiscal 2021 as compared to positive impact of Rs. 3.3 billion on net income in fiscal 2020 under U.S. GAAP. These primarily include difference due to premium/discount amortisation on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available-for-sale debt securities include all securities classified as ‘held to maturity’ under Indian GAAP. First-In-First-Out method of accounting is applied on aggregate ‘available for sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 4.3 billion in fiscal 2021 (fiscal 2020: Rs. 5.3 billion) under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was higher by Rs. 1.7 billion in fiscal 2021 (fiscal 2020: lower by Rs. 4.1 billion). The actuarial gain was accounted through profit and loss account under Indian GAAP, while under U.S. GAAP actuarial gain was accounted through other comprehensive income. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

The difference in accounting for consolidation resulted in higher net income by Rs. 6.2 billion in fiscal 2021 as compared to lower net income by Rs. 8.1 billion in fiscal 2020 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2021, our life insurance affiliate made a net income of Rs. 21.3 billion (fiscal 2020: net loss: Rs. 4.5 billion) under U.S. GAAP as compared to net profit of Rs. 9.6 billion (fiscal 2020: Rs. 10.7 billion) under Indian GAAP. The increase in net income was primarily on account of increase in unrealized gain on investment in equity securities, which is accounted through net income under U.S. GAAP. In fiscal 2021, marked-to-market gain recognized in net income on equity securities was Rs. 41.9 billion (fiscal 2020: marked-to-market loss of Rs. 25.3 billion), out of which gain of Rs. 9.4 billion (fiscal 2020: marked-to-market loss of Rs. 4.9 billion) was recognized on the equity securities of shareholders’ fund. The gain was on account of strong equity market performance in fiscal 2021. The policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP were higher by Rs. 23.0 billion in fiscal 2021 (fiscal 2020: Rs. 1.3 billion) as compared to Indian GAAP. Gain on equity portfolio of participating funds in fiscal 2021 resulted in higher liabilities for unallocated policyholders’ surplus.

Accordingly, in fiscal 2021, liabilities recognized through income statement towards unallocated policyholders’ surplus was higher by Rs. 15.4 billion under U.S. GAAP as compared to Indian GAAP. See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Deferred tax expenses were higher by Rs. 12.1 billion under U.S. GAAP, as compared to Indian GAAP in fiscal 2021 whereas deferred tax expenses were higher by Rs. 4.8 billion in fiscal 2020 under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2021, the Bank created deferred tax asset amounting to Rs. 3.7 billion as compared to Rs. 2.4 billion in fiscal 2020 primarily on its investment in listed subsidiaries and affiliate.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. Due to reduction in the tax rate in fiscal 2020, a part of the deferred tax liability on Special Reserve created under Indian GAAP in earlier years was reversed. As, deferred tax liability was never created under U.S. GAAP, this had resulted in higher deferred tax expenses of Rs. 6.8 billion in fiscal 2020 under U.S. GAAP as compared to Indian GAAP. In fiscal 2021, deferred tax expenses were lower by Rs. 2.7 billion under U.S. GAAP as compared to Indian GAAP.

Further, there was a difference due to the negative tax impact of Rs. 18.4 billion in fiscal 2021 on U.S. GAAP adjustments over Indian GAAP as compared to the negative tax impact of Rs. 0.8 billion in fiscal 2020. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

The Bank has made provisions on certain fixed assets acquired under debt asset swap arrangements as per the direction of the Reserve Bank of India under Indian GAAP. Under U.S. GAAP these fixed assets are carried at lower of book value or fair value. This has resulted in a negative impact of Rs. 1.9 billion in fiscal 2021 as compared to positive impact of Rs. 6.7 billion in fiscal 2020 under U.S. GAAP as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(j)” included herein.

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

Critical Accounting Policies

In order to understand our financial condition and the results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses in the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. See also “Consolidated Financial Statements—Schedule 17—Significant Accounting Policies” included herein.

ICICI Bank Limited

Accounting for Investments

ICICI Bank follows the trade date method of accounting for the purchase and sale of investments, except for Government of India and state government securities, for which the settlement date method of accounting is followed as per the Reserve Bank of India guidelines

The Bank accounts for its investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. Investments are classified into the following categories: (a) held-to-maturity, (b) available-for-sale and (c) held-for-trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others (commercial papers, certificate of deposits, mutual funds, pass through certificates, venture units, security receipts, etc.).

Investments that are held principally for resale within 90 days from the date of purchase are classified as held-for-trading securities. Investments which the Bank intends to hold till maturity are classified as held-to-maturity securities. Investments which are not classified in either of the above categories are classified under available-for-sale securities. Investments in the equity of subsidiaries/joint ventures are categorized as held-to-maturity or available for sale in accordance with the Reserve Bank of India guidelines.

Costs, including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

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

The Bank assesses investments in subsidiaries for any permanent diminution in value and appropriate provisions are made.

Gain/loss on sale of investments is recognized in the Profit and Loss Account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under held-to-maturity category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the Reserve Bank of India guidelines.

The Bank undertakes short sale transactions in dated central government securities in accordance with Reserve Bank of India guidelines. The short positions are categorized under held-for-trading category and are marked to market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per Reserve Bank of India guidelines.

The Bank accounts for repurchase, reverse repurchase and transactions with Reserve Bank of India under Liquidity Adjustment Facility as borrowing and lending transactions in accordance with the Reserve Bank of India guidelines.

Provisions/Write-offs on Loans and Other Credit Facilities

Loans and advances are classified into performing and non-performing loans as per Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. Loans held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the respective host country. In accordance with the Reserve Bank of India guidelines post outbreak of Covid-19, the moratorium period, wherever granted, is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. Non-performing loans and advances are classified as standard, substandard, doubtful and loss assets based on number of days overdue. Interest on non-performing advances is transferred to an interest suspense account and not recognized in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on Reserve Bank of India guidelines is not accounted as restructuring of loan. The Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets at rates prescribed by the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provision on certain performing loans as per the direction of the Reserve Bank of India, including the Reserve Bank of India direction for provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. Loss assets and unsecured portions of doubtful assets are fully provided. For impaired loans held in overseas branches, which are performing as per Reserve Bank of India guidelines, provisions are made as per the host country regulations. For loans held in overseas branches, which are non-performing loans as per the Reserve Bank of India guidelines and as per host country regulations, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per Reserve Bank of India guidelines. The Bank held specific provisions for non-performing retail loans that are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India, the entire amount, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per Reserve Bank of India guidelines.

Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines or host country regulations, as applicable. Banks are required to disclose the aggregate fund-based credit facilities of borrowers whose loans were restructured.

In terms of Reserve Bank of India guidelines, the non-performing advances are written-off in accordance with the Bank’s policy. Amounts recovered against bad debts written-off are recognized in the profit and loss account.

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

Additionally, the Bank creates provisions on individual country exposures including indirect country risk (other than for home country exposure). The countries are categorized into seven risk categories: insignificant, low, moderately low, moderate, moderately high, high and very high and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank’s net funded exposure in respect of a country is less than 1% of its total assets, no provision is required for such country exposure.

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the Reserve Bank of India, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per Reserve Bank of India guidelines.

The Bank has granted a moratorium on the payment of principal and/or interest in case of certain borrowers in accordance with Reserve Bank of India guidelines. The Bank was required to make general provisions of not less than 10.0% of the total outstanding amount on accounts which were overdue at February 29, 2020 but standard and where moratorium was granted by the Bank. Further, the Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The Reserve Bank of India circular requires the banks to hold minimum 10% provision on these loans. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in Reserve Bank of India circular. The Bank has also made additional Covid-19 related provisions.

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

Depreciation/provision on non-performing investments is made based on the RBI guidelines.

Assets Acquired in Satisfaction of Claims

Assets acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the Reserve Bank of India guidelines or specific RBI directions.

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

The actuarial liabilities are calculated in accordance with the accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance notes and Actuarial Practice Standards of the Institute of Actuaries of India.

Funds for Future Appropriations (FFA)- The unappropriated surplus in the participating fund, is held in the Balance Sheet as Funds for Future Appropriations.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 98.1 billion at year-end fiscal 2021. Out of the total Level 3 investments, investments amounting to Rs. 94.3 billion were India-linked and investments amounting to Rs. 3.8 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 91.4 billion, corporate bonds of Rs. 2.6 billion and preference shares of Rs. 0.3 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 3.7 billion and equity shares of Rs. 0.1 billion at year-end fiscal 2021.

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

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 2.6 billion were valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

The investment in preference shares of Rs. 0.3 billion were valued based on proposed redemption price of securities marked-down by applying discount.

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

Non-India linked equity shares of Rs. 0.1 billion were valued by applying discount to the market price of same company.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

Long-Duration Insurance Contracts

In August 2018, the FASB issued Accounting Standard Update No. 2018-12, Financial Services—Insurance: Targeted Improvements to the Accounting for Long-Duration Contracts, which changes the existing recognition, measurement, presentation and disclosures for long-duration contracts issued by an insurance company. The guidance improves the timeliness of recognizing changes in the liability for future policy benefits and prescribes the rate used to discount future cash flows for long-duration insurance contracts. It simplifies the accounting for certain market-based options or guarantees associated with deposit contracts and the amortization of deferred acquisition costs. The Guidance introduces additional quantitative and qualitative disclosures. The Bank has insurance subsidiary/affiliate that issue long-duration insurance contracts that will be impacted by the requirements of ASU 2018-12.

The effective date of ASU No. 2018-12 was deferred for all insurance entities by Accounting Standard Update No. 2019-09, Finance Services —Insurance: Effective Date and by Accounting Standard Update No. 2020-11, Financial Services—Insurance: Effective Date and Early Application. The Accounting Standard Update will be applicable to the Group from fiscal 2024 and the Group is currently evaluating the impact of the standard on its insurance subsidiary/affiliate.

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

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. The Bank holds specific provisions against non-performing assets and general provision against performing assets. Nonperforming assets are further classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India and provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant Reserve Bank of India guidelines. See also “Business—Classification of Loans”. Ind AS 109 requires entities to recognize and measure a credit loss allowance or provision based on an expected credit loss model. The expected credit loss impairment model would apply to loans and debt securities measured at amortized cost or at fair value through other comprehensive income. The model is also intended to apply to outstanding non-fund facilities, undrawn fund/non-fund commitments and lease receivables. The impairment and expected credit loss requirements under Ind AS represents the most significant area of difference with the Indian GAAP and introduces substantial requirements of management judgment, estimates and assumptions in many areas, like significant increase in credit risk, expected life of financial instruments, computation of one-year and lifetime expected credit losses (ECL) and incorporation of forward looking estimates in the expected credit losses model. While Ind AS 109 does not prescribe a specific method for estimating expected credit loss, the Bank proposes to primarily apply the approach for estimating expected credit loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), building on the internal ratings-based approach as introduced under the Basel framework. The Bank is currently finalizing these assumptions and methodologies and developing models, as well as discussing with industry participants, the Indian regulator and external consultant about the possible approaches to computation of expected credit losses.

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

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry, information technology, payment & settlement systems, human resources, risk management and business management. All of our directors possess special knowledge in one or more of the areas specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the government director and the debenture director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which were also placed at the board meeting held on April 24, 2021. The Companies Act excludes the government director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India and to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 70 years of age. In line with the Reserve Bank of India guidelines dated April 26, 2021, the upper age limit for non-executive directors, including the Chair of the board, shall be 75 years and after attaining the age of 75 years no person can continue in these positions. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a debenture director on our Board of Directors.

Of our 13 directors at June 30, 2021, four directors are in our whole-time employment or executive directors, one is a government director and the remaining eight directors are independent directors. The eight independent directors include retired corporate executives, advisors and chartered accountants. Of the eight independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

The Companies Act provides that an independent director shall not hold office for more than two consecutive terms upto five years each provided that the director is re-appointed by passing a special resolution on completion of the first term. In line with the Reserve Bank of India guidelines, the total tenure of non-executive director, continuously or otherwise, on the board of a bank, shall not exceed eight years. After completing eight years on the board of a bank the person, may be considered for re-appointment only after a minimum gap of three years. The Companies Act provides that in respect of banking companies, the provisions of the Companies Act shall apply except in so far as they are inconsistent with the provisions of the Banking Regulation Act.

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

Mr. Girish Chandra Chaturvedi was appointed as an independent director from July 1, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was appointed as non-executive (part-time) Chairman effective July 17, 2018 to

June 30, 2021. The Board of Directors at its meeting held on May 9, 2020 approved the re-appointment of Mr. Girish Chandra Chaturvedi as an independent director for a period of three years effective from July 1, 2021, subject to the approval of shareholders. The Board of Directors also approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021, subject to the approval of shareholders and Reserve Bank of India. The shareholders at the annual general meeting held on August 14, 2020 approved the re-appointment of Mr. Girish Chandra Chaturvedi as an independent director for a period of three years effective from July 1, 2021. The shareholders approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021, subject to approval of the Reserve Bank of India. On June 8, 2021, the Reserve Bank of India approved the re-appointment of Mr. Girish Chandra Chaturvedi as non-executive (part-time) Chairman of the Bank for a period of three years effective from July 1, 2021.

Mr. Sandeep Bakhshi was appointed as a wholetime director and Chief Operating Officer (Designate) by the Board of Directors at its meeting held on June 18, 2018. The Reserve Bank of India and shareholders approved the appointment as a wholetime director effective from July 31, 2018. The Board of Directors at its meeting held on October 4, 2018 approved the appointment of Mr. Sandeep Bakhshi as Managing Director and CEO for a period of five years, subject to the approval of the Reserve Bank of India and shareholders. The Reserve Bank of India has approved his appointment as Managing Director and CEO for a period of three years effective from October 15, 2018. The shareholders have approved the appointment of Mr. Sandeep Bakhshi as Managing Director & CEO of the Bank for a period effective from October 15, 2018 to October 3, 2023. The Board of Directors at its meeting held on October 31, 2020 approved the filing of an application to the Reserve Bank of India in respect of re-appointment of Mr. Sandeep Bakhshi as Managing Director and CEO for further period effective from October 15, 2021 until October 3, 2023. The approval of the Reserve Bank of India is awaited.

Ms. Vishakha Mulye was appointed as a wholetime director (designated as an Executive Director) effective from January 19, 2016 as per the approval of the shareholders and the Reserve Bank of India. The shareholders approved her appointment as Executive Director for a period of five years from January 19, 2016 to January 19, 2021. The Reserve Bank of India approved her appointment as Executive Director initially for a period of three years effective from January 19, 2016 to January 18, 2019, and subsequently for a further two years effective from January 19, 2019 to January 18, 2021. Subsequently, the shareholders approved her re-appointment as a wholetime director (designated as Executive Director) for a period of five years effective from January 19, 2021. The Reserve Bank of India has approved her re-appointment as an Executive Director of the Bank for a period of three years effective from January 19, 2021.

Mr. Anup Bagchi was appointed as a wholetime director (designated as an Executive Director) effective from February 1, 2017 as per the approval of the shareholders and the Reserve Bank of India. The shareholders approved his appointment as Executive Director for a period of five years from February 1, 2017 to January 31, 2022. The Reserve Bank of India approved his appointment as Executive Director initially for a period of three years from February 1, 2017 to January 31, 2020, and subsequently for a further of two years from February 1, 2020 to January 31, 2022. The Board of Directors at its meeting held on April 24, 2021 approved his re-appointment as wholetime director (designated as Executive Director) for a period of five years effective from February 1, 2022, subject to the approval of shareholders at the forthcoming annual general meeting and the Reserve Bank of India.

Mr. Sandeep Batra was appointed as a wholetime director (designated as an Executive Director) by the Board of Directors at its meeting held on May 6, 2019 for a period of five years effective from May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the annual general meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a wholetime director (designated as an Executive Director) for a period of five years effective from May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later. In line with a Reserve Bank of India letter dated October 30, 2019, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to the Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a wholetime director (designated as Executive Director) of the Bank, for a period of five years effective from September 17, 2020 or the date of approval of appointment by Reserve Bank of India, whichever is later. The Reserve Bank of India has approved the appointment of Mr. Sandeep Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors through a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as a wholetime director (designated as an Executive Director) of the Bank.

Our Board of Directors had the following members at June 30, 2021:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2021
Mr. Girish Chandra Chaturvedi Independent Non-Executive Director Profession: Advisor	68	July 1, 2018 (appointed as part-time Chairman effective July 17, 2018)

Chairperson

IL&FS Energy Development Company Limited(1)

National Stock Exchange of India Limited

Director

Infrastructure Leasing and Financial Services Limited(1)

IL&FS Transportation Networks Limited(2)

Ms. Rama Bijapurkar Independent Non-Executive Director Profession: Advisor	64	January 14, 2019

Chairperson

People Research on India’s Consumer Economy

Director

Mahindra and Mahindra Financial Services Limited

Emami Limited

Nestle India Limited

VST Industries Limited

Cummins India Limited

Sun Pharmaceutical Industries Limited

Mr. Uday Chitale Independent Non-Executive Director Profession: Advisor	71	January 17, 2018	Director ICICI Lombard General Insurance Company Limited India Infradebt Limited Indian Council for Dispute Resolution
Ms. Neelam Dhawan Independent Non-Executive Director Profession: Advisor	61	January 12, 2018	Director Yatra Online Inc Skylo Technologies Inc Capita PLC Member - Supervisory Board Koninklijke Philips N.

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2021
Mr. S. Madhavan Independent Non-Executive Director Profession: Advisor	64	April 14, 2019

Director

UFO Moviez India Limited

Transport Corporation of India Limited

HCL Technologies Limited

CBIX Technology Solutions Private Limited

Shopkhoj Content Private Limited

Scrabble Entertainment Limited

Regime Tax Solutions Private Limited

Lifestyle International Private Limited

Sterlite Technologies Limited

Navasuja Foundation

Mr. Hari L. Mundra Independent Non-Executive Director Profession: Advisor	71	October 26, 2018	Director Tata Autocomp Systems Limited
Mr. Radhakrishnan Nair Independent Non-Executive Director Profession: Advisor	66	May 2, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Securities Primary Dealership Limited

Touchstone Regulatory Advisors Private Limited

ICICI Prudential Life Insurance Company Limited

Geojit Financial Services Limited

Geojit Credits Private Limited

Geojit Techloan Private Limited

Brickwork Ratings India Private Limited

Inditrade Capital Limited

Mr. B. Sriram Independent Non-Executive Director Profession: Advisor	62	January 14, 2019	Chairperson National Highways Infra Investment Managers Private Limited Director Unitech Limited(3) TVS Credit Services Limited Nippon Life India Asset Management Limited IndiaIdeas Com Limited
Mr. Lalit Kumar Chandel Government Nominee Director Profession: Government Service	54	December 4, 2018	Director India Infrastructure Finance Company Limited National Housing Bank

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2021
Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	61	October 15, 2018	None
Ms. Vishakha Mulye Executive Director Profession: Company Executive	52	January 19, 2016	Chairperson ICICI Bank Canada Director ICICI Lombard General Insurance Company Limited UOFT India Foundation
Mr. Anup Bagchi Executive Director Profession: Company Executive	50	February 1, 2017

Chairperson

ICICI Home Finance Company Limited

ICICI Prudential Asset Management Company Limited

Director

ICICI Prudential Life Insurance Company Limited

ICICI Securities Limited
Comm Trade Services Limited

Mr. Sandeep Batra Executive Director Profession: Company Executive	55	December 23, 2020

Chairperson

ICICI Bank UK Plc

Director

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Venture Funds Management Company Limited

Cheryl Advisory Private Limited

ICICI Prudential Asset Management Company Limited

(1) Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective Boards of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited appointed Mr. Girish Chandra Chaturvedi as the Director and as Chairman of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited.

(2) Nominee of Infrastructure Leasing and Financial Services Limited

(3) Pursuant to the order dated January 22, 2020 issued by the Government of India and order dated January 20, 2020 issued by the Supreme Court of India, Mr. B. Sriram was appointed as Nominee Director of Government of India on the Board of Unitech Limited with effect from January 22, 2020.

Our executive officers at March 31, 2021, who received executive remuneration in fiscal 2021, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2021 (in Rupees)(1)	Bonus Paid in Fiscal 2021 (in Rupees)(2)	Stock Options Granted during Fiscal 2020(3)	Stock Options Granted during Fiscal 2021	Total Stock Options Granted through March 31, 2021	Total Stock Options Outstanding at March 31, 2021(4)	Shareholding at March 31, 2021
Mr. Sandeep Bakhshi	61	Managing Director and CEO	38	3,838,784	-	610,500	610,500	8,982,450	7,239,250	590,005
Ms. Vishakha Mulye	52	Executive Director	28	49,083,869	7,323,366	1,256,500	610,500	7,421,863	5,299,000	1,028,037 (5)
Mr. Anup Bagchi	50	Executive Director	29	47,400,180	7,323,366	1,256,500	6,10,500	6,763,925	4,312,500	-
Mr. Sandeep Batra	55	Executive Director	33	46,310,218	7,323,366	449,500	610,500	4,340,050	3,197,050	92,000
Mr. Rakesh Jha	49	CFO	25	33,990,434	5,298,374	294,500	449,500	5,519,375	4,118,800	88,250

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2021. Managing Director and CEO had elected not to receive fixed salary consisting of Basic, supplementary allowances and retirals in fiscal 2021. He was paid an honorarium fee of Rs.1/-. The above figure shows his perquisites value including the honorarium fee. The Executive Directors and CFO took a voluntary 10% cut in their fixed salary (excluding benefits) effective May 2021 for fiscal 2021.

(2)	Represents bonus amounts paid during fiscal 2021. For executive directors, the bonus is paid after approval of the Reserve Bank of India. The amount of bonus is proportionate to the period of employment in the Bank during fiscal 2020. Managing Director and CEO had voluntarily elected not to receive performance bonus for fiscal 2020.

(3)	Includes options pertaining to fiscal 2018 and fiscal 2019 granted to wholetime directors after approval of the Reserve Bank of India.

(4)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. The Bank granted these stock options to its executive officers at no cost. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options

(5)	Includes shares held jointly with relatives

(6)	Executive officers and directors (including non-executive directors) as a group held 0.03% of the Bank’s equity shares at March 31, 2021.

Mr. Sandeep Bakhshi is an engineer and an MBA. Mr. Sandeep Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer (Designate) and was appointed as Managing Director and CEO of ICICI Bank Limited on October 15, 2018.

Ms. Vishakha Mulye is a chartered accountant and joined ICICI in 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI

Bank effective January 19, 2016 and is responsible for the domestic and international wholesale banking, markets and transaction banking businesses at the Bank.

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

Mr. Sandeep Batra is a chartered accountant and a company secretary and has been working with the ICICI Group for the last 20 years. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is responsible for technology, corporate communication, operations, legal, human resources and secretarial functions and has administrative oversight over Risk, Internal Audit and Compliance functions.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises three independent directors - Mr. Uday Chitale, Mr. S. Madhavan and Mr. Radhakrishnan Nair. Mr. Uday Chitale, is the Chairman of the Committee. Mr. Uday Chitale, Mr. S. Madhavan and Mr. Radhakrishnan Nair qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion & analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The audit committee also reviews the functioning of the Whistle-Blower Policy, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, considering and commenting on rationale, cost-benefits and impact of schemes involving merger, demerger, amalgamation on the Bank and its shareholders, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises four independent directors - Ms. Neelam Dhawan, Mr. Girish Chandra Chaturvedi, Ms. Rama Bijapurkar and Mr. B. Sriram. Ms. Neelam Dhawan, is the Chairperson of the Committee.

The functions of the Committee include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/independent directors and the Board and to extend or continue the term of appointment of independent directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme (ESOS) and decide on the grant of stock options to employees and wholetime directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors - Mr. Radhakrishnan Nair, Ms. Rama Bijapurkar, Mr. Uday Chitale and Mr. Anup Bagchi. Mr. Radhakrishnan Nair, an independent director, is the Chairman of the Committee.

The Board at its Meeting on July 24, 2021 reconstituted the Committee pursuant to which Mr. Girish Chandra Chaturvedi has been inducted as a Member as well as appointed as the Chairman of the Committee with effect from October 1, 2021. Mr. Radhakrishnan Nair will continue to be a Member of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a corporate social responsibility policy indicating the activities to be undertaken by the Company and recommendation of the amount of the expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013, for initiatives to be undertaken by the Bank, reviewing and recommending the annual corporate social responsibility plan to the Board with details of projects and schedule of implementation, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group, monitoring the corporate social responsibility activities, implementation and compliance with the corporate social responsibility policy, reviewing the submissions to be made to the Board with respect to implementation of the annual corporate social responsibility action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent corporate social responsibility amount, if any, in subsequent periods as prescribed in the Act and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

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

The Board of Directors at its meeting held on July 24, 2021 reconstituted the Committee pursuant to which Mr. Radhakrishnan Nair has been appointed as the Chairman of the Committee with effect from October 1, 2021. Mr. S. Madhavan will continue to be a Member of the Committee.

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

The functions of the Committee are to approve the strategy for information technology and policy documents, ensure that the information technology strategy is aligned with business strategy, review information technology risks, ensure the proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks, review the contribution of information technology to our business, oversee the activities of the digital council, review technology from a future readiness perspective, overseeing key projects progress and critical information technology systems performance and the review of special information technology initiatives.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises two directors - Mr. Girish Chandra Chaturvedi and Mr. S. Madhavan. Mr. Girish Chandra Chaturvedi, an independent director and non-executive part-time Chairman of the Bank, is the Chairman of the Committee.

The Board of Directors at its meeting held on July 24, 2021 reconstituted the Committee pursuant to which Mr. S. Madhavan has been appointed as the Chairman of the Committee with effect from October 1, 2021. Mr. Girish Chandra Chaturvedi will continue to be a Member of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan, disaster recovery plan and approve the policy for empanelment of brokers. The functions of the Committee also include setting limits on exposure to any industry or country, review of the Enterprise Risk Management framework, Risk Appetite Framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk dashboard covering various risks, reviewing the appointment, removal and terms of remuneration of the Chief Risk Officer, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out cyber security risk assessment. The functions of the Risk Committee also include to keep the Board of Directors informed about the nature and content of the Risk Committee’s discussions, recommendations and actions to be taken and to coordinate its activities with other committees, in instances where there is any overlap with activities of such other committees, as per the framework laid down by the board of directors.

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

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers. All directors and members of the senior management have confirmed compliance with Group Code of Business Conduct and Ethics for fiscal 2021.See also “Business—Legal and regulatory proceedings”.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2020 and fiscal 2021 and the fees for other professional services billed in fiscal 2020 and fiscal 2021 are as follows:

	Year ended March 31,
	2020			2021		2021
	(in millions)					(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	255		Rs.	282	US$	3,856
Audit-related services
Opinion on non-statutory accounts		3			5		68
Others		16			15		205
Sub-total		274			302		4,129
Non-audit services
Tax compliance		1			1		14
Other services		0.0	(1)		1		16
Sub-total		1			2		30
Total	Rs.	275		Rs.	304	US$	4,159

_____________

(1)	Insignificant amount

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2021 and fees for other professional services billed in fiscal 2021. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 13) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act notified effective April 1, 2014 as amended from time to time and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria inter-alia includes that a director in order to be independent should not have any pecuniary relationship, other than remuneration as such director or having transaction not exceeding ten percent of his/her total income with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. The criteria also stipulate restrictions on the nature of transaction that a relative of a director can have with the Company, its holding, subsidiary or associate company or their promoters or directors for determination of independence as a director. Exemptions have been prescribed for certain transactions, which may be in the ordinary course of business and at arm’s length. As per the Companies Act, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant independence criteria. In classifying our directors as independent, we have relied on the declarations provided by the independent directors as prescribed under the Companies Act and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which were also placed at the board meeting held on April 24, 2021. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

The Companies Act requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the board as a whole. The independent directors met on April 24, 2021 to carry out these reviews. Prior to this, the independent directors had met on May 9, 2020 separately to carry out similar reviews.

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the Board of Directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2021. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each of our non-executive directors, except our government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board, Audit Committee, Risk Committee and Credit Committee and Rs. 50,000 as sitting fee for each meeting of any other Committee. The Reserve Bank of India has permitted the payment of profit-related commission up to Rs. 1,000,000 per annum for non-executive directors (other than non-executive part-time Chairman). Pursuant to the above, our shareholders have approved the payment of profit-related commission to non-executive directors (other than Government Nominee Director). In line with the Reserve Bank of India guidelines dated April 26, 2021, the Board of Directors at its meeting held on July 15, 2021 approved payment of fixed remuneration of Rs. 2,000,000 per annum with effect from April 1, 2021 to each non-executive Director of the Bank (other than part-time Chairman and the Government Nominee Director), subject to the approval of shareholders. The approval of shareholders is being sought at the forthcoming annual general meeting of the Bank to be held on August 20, 2021. In addition, we reimburse our directors for travel and related expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the fees for attending each meeting of our board or of a board committee and profit related commission to the non-executive directors (other than the Chairman). Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office. The Reserve Bank of India has approved a remuneration of Rs. 3,500,000 per annum for the non-executive chairman.

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

The total compensation paid by the Bank to its executive directors and executive officers during fiscal 2021 was Rs. 207.9 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and whole-time directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2021 was Rs. 12.3 billion. This amount was paid in fiscal 2022, excluding the payment of bonuses to whole-time directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

The Bank has an Employee Stock Option Scheme to encourage and retain high-performing employees and directors. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares of the Bank at the time of the grant of stock options could be allocated under the employee stock option scheme. At March 31, 2021, this 10.0% limit was equivalent to 692 million shares, of which the Bank has granted 567 million options under the Employee Stock Option Scheme. Employees and Directors of the Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on each of first three anniversaries of the grant date respectively, except as follows:

•	For 275,000 options granted in April 2014, 50% vested on April 30, 2017 and the balance 50% vested on April 30, 2018.

•	For 34,362,900 options granted in September 2015, 50% vested on April 30, 2018 and the balance 50% vested on April 30, 2019.

•	For 300,000 options granted in January 2018, 100% would vest at the end of four years from the date of grant.

•	For 188,000 options granted in May 2018, 50% vested on May 7, 2021 and the balance 50% would vest on May 7, 2022. The unvested options would lapse upon termination of employment due to retirement.

Options granted prior to April 1, 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the options vesting on each of the first four anniversaries of the grant date, except as follows:

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

Pursuant to the approval of shareholders in June 2017, the exercise period is such period not exceeding ten years from the date of vesting of options as may be determined by the Board of Governance, Remuneration & Nomination Committee for each grant. In September 2018, the shareholders approved the change in exercise period to not exceeding five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee for options granted from May 2018.

The following table sets forth certain information regarding the stock option grants made to employees under the Employee Stock Option Scheme as of March 31, 2021. The Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options summary of the Bank at March 31, 2021.

Particulars	ICICI Bank
Options granted (net of lapsed)(1)		566,655,741
Options vested		523,818,222
Options exercised		320,444,569
Options forfeited/lapsed		104,562,123
Amount realized by exercise of options	Rs.	34,651,669,650
Total number of options in force		246,211,172
Weighted average exercise price of options in force	Rs.	275.94

(1) The above table excludes options pertaining to the wholetime directors of the subsidiaries of the Bank pending for regulatory approvals.

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an Employees Stock Option Scheme, which allows up to a maximum of 2.64% of shares of ICICI Prudential Life Insurance Company issued at March 31, 2016 to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Prudential Life Insurance Company had 17,175,700 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2021.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, which allows up to 7.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Lombard General Insurance Company had 7,004,730 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2021.

ICICI Securities Limited has an Employees Stock Option Scheme, which allows up to 5.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Securities Limited had 25,28,350 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2021.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2021, outstanding loans to the Bank’s employees totaled Rs. 8.7 billion compared to Rs. 8.5 billion at year-end fiscal 2020. This amount included loans to certain executive directors amounting to Rs. 195 million at year-end fiscal 2021 compared to Rs. 145 million at year-end fiscal 2020, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2021 based on its audited financial statements was Rs. 13.0 billion compared to Rs. 10.8 billion at year-end fiscal 2020.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 4.5 billion at year-end fiscal 2021 compared to Rs. 3.7 billion at year-end fiscal 2020.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2021, based on their audited financial statements, amount to Rs. 2.4 billion and Rs. 36.9 billion respectively, as compared to Rs. 2.6 billion and Rs. 30.8 billion, respectively, for fiscal 2020.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on unaudited financial statements at year-end fiscal 2021 was Rs. 19.9 billion compared to Rs. 15.8 billion at year-end fiscal 2020.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes up to 10% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 183 million for fiscal 2021 (fiscal 2020: Rs. 183 million) to National Pension Scheme for employees who opted for the scheme.

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

Overview of the Indian Financial Sector

Introduction

The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India’s financial sector, including the following:

•	commercial banks;

•	cooperative banks;

•	non-banking finance companies, including housing finance companies;

•	other specialized financial institutions, and state-level financial institutions;

•	insurance companies;

•	mutual funds; and

•	pension funds

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

The Reserve Bank of India has issued guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy, among other matters for commercial banks, long-term lending institutions, non-bank finance companies including housing finance companies, and urban cooperative banks. In fiscal 2021, the Banking Regulation Act, 1949 was amended to bring state and district cooperative banks under the supervision of the Reserve Bank of India. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. The Reserve Bank of India can issue directions to banking companies on the resolution of stressed assets when required. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on us, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. As of March 31, 2021, there were 131 scheduled commercial banks in the country, with a network of 150,207 branches serving approximately Rs. 154.4 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.2% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India, 11 nationalized banks and 43 regional rural banks. Excluding the regional rural banks, the remaining public sector banks had 87,120 branches, and accounted for 56.4% of the outstanding gross bank credit and 61.3% of the aggregate deposits of scheduled commercial banks at March 31, 2021. The State Bank of India is the largest bank in India in terms of total assets. In one of the largest consolidations in the Indian banking industry, the State Bank of India merged its five associate banks and the Bharatiya Mahila Bank effective from April 1, 2017. In September 2018, the Government of India announced the amalgamation of three public sector banks, Bank of Baroda, Vijaya Bank and Dena Bank. The merger was effective from April 1, 2019. Further, in August 2019, the Government of India announced the merger of 10 public sector banks into four banks. These mergers included the amalgamation of Oriental Bank of Commerce and United Bank of India into Punjab National Bank; Syndicate Bank with Canara Bank; Andhra Bank and Corporation Bank with Union Bank of India and amalgamation of Allahabad Bank into Indian Bank. These mergers were effective from April 1, 2020. Including the past mergers, the total count of public sector banks has come down from 27 banks (including SBI and its associates) to 12 banks as of April 2020. In the Union Budget for fiscal 2022, the Finance Minister announced that the government would divest its stake in two public sector banks.

Regional rural banks were established from 1976 to 1987 by the Indian central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. At March 31, 2021, there were 43 regional rural banks and they had 21,953 branches, and accounted for 3.3% of aggregate deposits and 3.1% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of new private sector banks, including us. At March 31, 2021, there were a total of 21 private sector banks including the latest licensed IDFC Limited (renamed as IDFC First Bank Limited in fiscal 2019) and Bandhan Financial Services Private Limited that began operations in fiscal 2016. In fiscal 2019, the ownership of a public sector bank, IDBI Bank, was acquired by Life Insurance Corporation of India, following which the bank was reclassified as a private sector bank by the Reserve Bank of India. In September 2015, the Reserve Bank of India granted in-principle licenses to small finance banks and payments banks in the private sector, and 11 small finance banks and six payments banks have begun operations. See also “—Structural Reforms—Differentiated Licenses”. The Reserve Bank of India has introduced on-tap licensing of universal banks and small finance banks in the private sector, and has received applications for both categories. In fiscal 2021, the Reserve Bank of India announced the amalgamation of a private sector bank that was under prompt corrective action, with the subsidiary of a foreign bank. Further, recently a non-banking financial company in partnership with a fintech company was issued an in-principle license to set up a small finance bank and takeover a failed cooperative bank.

At March 31, 2021, private sector banks, including the small finance banks, accounted for approximately 30.5% of aggregate deposits and 36.5% of gross bank credit outstanding of the scheduled commercial banks. Their network of 40,265 branches accounted for 26.8% of the total branch network of scheduled commercial banks in the country. In fiscal 2020, a large private sector bank faced challenges that led to the Reserve Bank of India imposing a moratorium on it that restricted deposit withdrawals, followed by a reconstruction involving change in management and equity capital infusion by several Indian banks, including us. The private sector bank also wrote down additional tier-1 capital bonds.

Foreign Banks

There were 46 foreign banks operating in India. At March 31, 2021, foreign banks had 869 branches and accounted for 4.9% of aggregate deposits and 4.0% of outstanding gross bank credit of scheduled commercial banks. In fiscal 2021, an Indian private sector bank that was under the Reserve Bank of India’s prompt corrective action, was merged with the Indian subsidiary of a foreign bank.

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

Cooperative Banks

Cooperative banks cater to the financing needs of agriculture, small industry and self-employed individuals in urban, semi-urban and rural areas of India. As per latest data available at March 31, 2019, credit cooperatives included 1,539 urban cooperative banks and over 97,000 rural cooperative banks. The rural cooperative banks are further divided into state cooperative banks, district central cooperative banks and primary agricultural cooperative societies. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all cooperative banks, including supersession of the Board if required, by the Reserve Bank of India. The Reserve Bank of India is responsible for supervision of urban cooperative banks, including requirements related to capital adequacy, income recognition, asset classification and provisioning, liquidity requirements and single/group exposure norms, among others. In addition, it also helps in capacity building of employees and assists in implementing technology infrastructure in these banks. In fiscal 2021, the Banking Regulation (Amendment) Act, 2021 was notified bringing state and district cooperative banks under the supervision of the Reserve Bank of India and also empowered the Reserve Bank of India to sanction voluntary amalgamations of urban cooperative banks under specific conditions. Subsequently, the Reserve Bank has issued guidelines with regard to amalgamation of district cooperative banks with state cooperative banks and directions on amalgamation of urban cooperative banks.

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

In fiscal 2020, following irregularities and suspected fraud by an urban cooperative bank with a deposit base of over Rs. 100.0 billion, the Reserve Bank of India imposed a moratorium on the bank for a period of six months which was later extended and restricted deposit withdrawals beyond specified thresholds. In fiscal 2022, a non-banking financial company in partnership with a fintech company was issued in-principle license to set up a small finance bank and takeover the failed cooperative bank. The failure of the cooperative bank led to a series of regulatory measures being announced by the Reserve Bank of India for primary (urban) cooperative banks primarily relating to exposure norms for single borrowers and group of interconnected borrowers, promotion of financial inclusion and priority sector lending. The Reserve Bank of India also brought urban cooperative banks with an asset size of Rs. 5.00 billion and more under the Central Repository of Information on Large Credits reporting framework. Measures were announced to strengthen the cyber security framework in the urban cooperative banks and bring it in line with cyber security requirements for scheduled commercial banks. Further, the supervisory action framework which provides triggers and thresholds for resolution of stressed urban cooperative banks was further amended in January 2020. The amended triggers and thresholds include a net non-performing assets ratio exceeding 6.0% of net advances, losses incurred for two consecutive years or a firm having accumulated losses on its balance sheet and capital adequacy ratio falling below 9.0%.

Non-Banking Finance Companies

There were 9,618 non-banking finance companies in India at July 2020, mostly in the private sector. Of these, 64 were deposit-taking non-banking finance companies, 292 were non-deposit taking systemically important non-banking finance companies and 101 were housing finance companies. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into 11 categories—investment and credit companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors, core investment companies, account aggregators, peer-to-peer lending platforms, non-operative financial holding companies, mortgage guarantee companies and housing finance companies.

Since fiscal 2019, the registration of a large number of non-banking financial companies were cancelled following the regulatory guideline mandating a minimum net owned fund requirement of Rs. 20 million for non-banking financial companies.

At March 31, 2020, the asset base of deposit taking non-banking financial companies and non-deposit taking systemically important non- banking financial companies combined was Rs. 33.8 trillion, with a net credit outstanding of Rs. 23.6 trillion and borrowings of Rs. 17.1 trillion.

ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a housing finance company that accepts public deposits. The regulation of housing finance companies was transferred from the National Housing Bank to the Reserve Bank of India in fiscal 2020. In this regard, in June 2020, the Reserve Bank of India reviewed the extant regulatory framework applicable to housing finance companies and has proposed certain changes to align the regulations with those applicable to non-banking financial companies. Accordingly, the capital requirement for housing finance companies has been increased progressively from 13.0% at March 31, 2020 to 14.0% by March 31, 2021 and to 15.0% by March 31, 2022. The minimum tier-1 capital requirement is 10.0%.

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

Following the challenges arising due to the Covid-19 pandemic, the Reserve Bank of India announced targeted long term repo operations which made liquidity available to banks under these operations for specific purposes. The second phase of these operations was specifically for improving flow of funds to non-banking financial companies, wherein 50.0% of funds used by banks had to be deployed to microfinance institutions and non-banking financial companies. The distribution of funds had to be at least 10.0% in securities issued by microfinance companies, 15.0% to non-banking financial companies of asset sizes below Rs. 5.0 billion and 25.0% to non-banking financial companies with asset sizes between Rs. 5.0 billion and Rs. 50.0 billion. The government also announced a special liquidity facility of up to Rs. 300.0 billion for non-banking financial companies, including housing finance companies and microfinance companies.

In September 2019, Reserve Bank of India revised the Large Exposure Framework applicable to scheduled commercial banks, and revised the limit on a bank’s exposure to a single non-banking financial company (excluding gold loan companies) from 15.0% of a bank’s available eligible capital base to 20.0% of the Tier-1 capital of the bank. Further, extension of credit to registered non-banking financial companies (excluding microfinance institutions) for subsequent lending to agriculture, micro and small enterprises and housing sector was made eligible for classification as priority sector lending.

The Reserve Bank of India has issued banking licenses to non-banking finance companies. In April 2014, in-principle banking licenses were given to two non-banking finance companies, IDFC Limited (renamed as IDFC First Bank Limited in fiscal 2019) and Bandhan Financial Services Private Limited. Both began operations during fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to small finance banks, most of which were microfinance non-banking finance companies. Currently 11 small finance banks have begun operations. In July 2016, IDFC Bank acquired a microfinance company, making it the first acquisition of a microfinance company by a bank. In fiscal 2018, IndusInd Bank acquired Bharat Financial Inclusion Limited, a microfinance company.

Other Financial Institutions

Specialized Financial Institutions

There are various specialized financial institutions which cater to the specific needs of different sectors. These include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Tourism Finance Corporation of India Limited, National Housing Bank and India Infrastructure Finance Company. Further, India’s first quasi-sovereign wealth fund, the National Investment and Infrastructure Fund, was set up to support investments in infrastructure, technology and asset reconstruction. The Government of India has proposed to set up a development financial institution for infrastructure financing called the National Bank for Financing Infrastructure and Development, which will be wholly owned by the government.

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

Insurance Companies

At March 31, 2021, there were 58 insurance companies in India, of which 24 were life insurance companies and 34 were general insurance or health insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one in the public sector. Among the general insurance companies, 28 were in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) were in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial and infrastructure sectors. In the Union Budget for fiscal 2019, the Government of India proposed the merger of three large public sector general insurance companies into a single entity which will subsequently be publicly listed. In the Union Budget for fiscal 2020, legislative amendments were announced to enable the merger. Further, in the Union Budget for fiscal 2022, the government announced the intention to privatize a national general insurance company.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority of India. The Insurance Act, 1938, as amended in 2021, currently allows foreign equity participation in new insurance companies of up to 74.0%. A new company should have minimum paid-up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance and of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

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

Our subsidiary in the general insurance sector was set up as a joint venture with Fairfax Financial Holdings (through its affiliate). The joint venture was terminated on July 3, 2017 following the decision by us and our joint venture partner to sell a part of our shareholding in our general insurance subsidiary through an initial public offering. The Bank currently holds more than 50.0% shareholding in the general insurance subsidiary post the initial public offer. During fiscal 2021, the Board of ICICI Lombard General Insurance Company approved merger of the general insurance business of Bharti AXA General Insurance Company Limited with effect from April 1, 2020. As a consideration of merger, ICICI Lombard General Insurance Company will issue fresh equity shares to shareholders of Bharti AXA General Insurance Company Limited resulting in ICICI Lombard General Insurance Company Limited ceasing to be a subsidiary of the Bank. The merger is subject to statutory approvals. As per the Banking Regulation Act, 1949, as amended, a bank can hold either less than 30.0% or more than 50.0% in a company. Following the transaction of ICICI Lombard General Insurance Company, the Bank’s shareholding in the subsidiary is likely to go below 50%. The Bank has been granted time till September 2023 to reduce its shareholding in ICICI

Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949. See also “Business—Overview of Our Products and Services”. Our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, is the largest private sector company in the general insurance sector in India in terms of gross direct premium income.

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

Mutual Funds

There were 43 mutual funds in India at March 31, 2021. The average assets under management of all mutual funds increased by 18.7% to Rs. 32,105.9 billion during the three months ended March 31, 2021 compared to Rs. 27,036.76 billion during the three months ended March 31, 2020. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the third largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2021, with an overall market share of about 12.6%. Several Indian mutual funds, including ICICI Prudential Asset Management Company, have set up funds focused on environmental, social and governance (ESG) aspects when investing in companies.

The Securities and Exchange Board of India has permitted the use of stock exchange terminals to facilitate transactions in mutual fund schemes. Further, mutual fund distributors are allowed to become members on the mutual fund segment of stock exchanges to enable them to leverage the stock exchange network to improve the reach and distribution of mutual fund products. All scheme related expenses, including commissions, have to be paid from the scheme only and not from the books of the asset management company. Further, front-loading of commission is only permitted in case of systematic investment plans. Based on the size of assets under management of the scheme, expenses are reduced. A tax of 10.0% on the distributed income by equity oriented mutual funds is applicable. In March 2021, the Securities and Exchange Board of India issued guidelines proposing limits on mutual funds’ holding of Basel III compliant capital instruments issued by banks.

The challenges faced by the non-banking financial companies in fiscal 2019 brought into focus the mutual fund industry’s significant exposure to the sector and issues of credit concentration in the portfolio of mutual funds. Further, a few close-ended debt mutual fund schemes had to delay or reduce scheduled redemptions during fiscal 2019. In June 2019, the Securities and Exchange Board of India issued regulations for mutual funds including tighter investment rules for debt mutual funds and enhanced disclosures relating to promoters’ share pledges. Following the outbreak of Covid-19 pandemic and the sudden disruption in economic activity, certain debt mutual funds experienced challenges in liquidity and meeting redemptions following volatility in Indian financial markets caused by the pandemic. This led to the Indian arm of a large U.S. based asset management company deciding to close down six of its debt schemes in India. Following this, in May 2020, the Reserve Bank of India announced a special liquidity window for mutual funds through its targeted long term repo operations. See also “Supervision and Regulation—Regulations Governing Mutual Funds”. See also “Risk Factors—Risks Relating to Our Business—The impact of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

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

Legislative Framework for Recovery of Debts Due to Banks

In fiscal 2003, the Indian Parliament passed the SARFAESI Act. The SARFAESI Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The SARFAESI Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment of up to 100% through the automatic route is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions. Since April 2017, the Reserve Bank of India has prescribed a minimum net worth of Rs. 1.0 billion on an ongoing basis for asset reconstruction companies. A national asset reconstruction company and a national asset management company are currently in the process of being established with investment from banks and financial institutions, for acquiring and managing non-performing assets.

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

Resolution of Stressed Assets

The Reserve Bank of India has periodically announced mechanisms for the resolution of stressed accounts, particularly with a view to address the stress faced by the Indian corporate sector and the increasing non-performing and restructured corporate loans in the Indian banking sector. This included the Corporate Debt Restructuring (CDR) system and the Joint Lenders’ Forum under which schemes like Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets were announced. Subsequently the Indian Parliament passed the Insolvency and Bankruptcy Code in May 2016 providing a legal and time bound resolution framework for corporations under stress. Further, the Banking Regulation Act, 1949 was amended empowering the Reserve Bank of India to participate in the resolution of stressed assets and authorizing it to intervene where required. Following this amendment, the Reserve Bank of India instructed banks to initiate insolvency proceedings with respect to certain stressed corporate accounts under the Insolvency and Bankruptcy Code. During fiscal 2018, banks referred several large stressed accounts for resolution under the Insolvency and Bankruptcy Code and a few large accounts were resolved under the framework. In view of a strong institutional mechanism for resolution being established with the operation of the Insolvency and Bankruptcy Code, the Reserve Bank of India withdrew the earlier announced mechanisms for resolution of stressed accounts, including the Corporate Debt Restructuring system and the Joint Lenders’ Forum, through a notification issued in February 2018, under the Revised Framework for Resolution of Stressed Assets. The guideline was subsequently amended and in June 2019, the Reserve Bank of India issued a revised prudential framework for resolution of stressed assets by banks. The revised guideline allows banks to decide on referring an account for resolution under the Insolvency and Bankruptcy Code compared to the earlier requirement of referring in the event the resolution plan is not implemented within the stipulated timeline. However, it proposes higher provisioning in case the resolution plan is not implemented within stipulated timelines. The additional provisions are not required to be made if insolvency proceedings are initiated within 210 days of default. See also “Supervision and Regulation-Loan Loss Provisions and Non-Performing Assets”.

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

Following the outbreak of Covid-19 pandemic as a measure of relief to stressed accounts under resolution, the Reserve Bank of India permitted the period from March 1, 2020 to May 31, 2020 to be excluded from the calculation of the 180-day review period for resolution, for stressed assets where a resolution plan is underway and that are within the Review Period as on March 1, 2020. Further, in June 2020, the Government of India suspended the initiation of fresh insolvency proceedings for any default arising during the period of one year beginning from March 25, 2020. This suspension for filing new applications of insolvency resolution process ended on March 24, 2021.

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

In the first phase, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks in September 2015, of which, 10 small finance banks and six payments banks have begun operations. In fiscal 2020, a payment bank that had begun operations voluntarily decided to wind up its operations, and is in the process of being liquidated. Further, in June 2021, a non-banking financial company in partnership with a fintech company was issued an in-principle license to set up a small finance bank and takeover a failed cooperative bank. ICICI Bank is a shareholder in FINO PayTech Limited, which has received a payments bank license and began operations on June 30, 2017. The Reserve Bank of India has introduced on-tap licensing of small finance banks and has received new applications under this scheme which are under consideration.

On-tap Licensing of Universal Banks

In 2016, the Reserve Bank of India released guidelines for continuous licensing of universal banks in the private sector. According to the guidelines, the minimum net worth for these banks must be Rs. 5.0 billion and the promoters are required to hold a minimum of 40.0% of the paid-up capital, which will be locked-in for five years and brought down to 15.0% over a period of 12 years. Eligible promoters include non-banking finance companies, individuals with 10 years of experience in banking and finance, and entities/groups in the private sector that have total assets of at least Rs. 50.0 billion with non-financial business accounting for less than 40% of total assets. Foreign shareholding of up to 74.0% is allowed. Promoting entities that have other group entities shall set up the bank only through the non-operative financial holding company structure. Specialized banking activities can be conducted through a separate entity held under the holding company. The Reserve Bank of India has received new applications for universal banks which are under consideration under the on-tap licensing policy. The Reserve Bank of India has set up a Standing External Advisory Committee, headed by a former deputy governor, to evaluate the applications received for universal banks and small finance banks.

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

Further, the Reserve Bank of India is reviewing the current guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to recommend and harmonize the standards applicable to private sector financial companies. The Reserve Bank of India released the report of the internal working group in November 2020, and sought feedback on the recommendations by January 15, 2021. The areas being considered include ownership and control in Indian private sector banks, eligibility to apply for a banking license, holding of financial subsidiaries through non-operative financial holding company, and promoter shareholding including timelines for dilution of shareholding. When implemented, this may result in significant changes for private sector banks in India, including us.

Insurance Laws (Amendment) Act, 2021

The Insurance Laws (Amendment) Act, 2021, was passed by the Indian Parliament and notified in March 2021. The Act, among other things, raised the foreign investment limit in the insurance sector from 49.0% to a composite limit of 74.0%. In an earlier amendment to the law in 2015 it eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after ten years.

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

Credit Policy During Fiscal 2021

In light of continuing Covid-19 related challenges, the Reserve Bank of India reduced the repo rate by 40 basis points in May 2020 from 4.4% to 4.0%. Accordingly, the reverse repo rate was adjusted to 3.35% and the marginal standing facility rate was revised to 4.25% in May 2020. The repo rate was unchanged for the remaining part of the year. An accommodative policy stance was maintained during the year.

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

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework was being phased in over several years to be fully implemented initially by March 31, 2019, and later revised to March 31, 2020. However, following the outbreak of the Covid-19 pandemic, the full implementation has been further deferred to October 1, 2021. The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

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

The Reserve Bank of India’s Basel III guidelines prescribe a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The capital conservation buffer has been introduced in a phased manner from March 31, 2016. In January 2019, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of the capital conservation buffer from March 31, 2019 to March 31, 2020. The implementation of the last tranche of 0.625% of the capital conservation buffer was further deferred to October 1, 2021 following the outbreak of Covid-19. Accordingly, the minimum capital conservation buffer as applicable from March 31, 2018 will continue to apply until the capital conservation buffer is fully phased in to 2.5% of risk weighted assets on October 1, 2021.

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

Banks are permitted to issue perpetual debt instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital. The Basel III guidelines stipulate that additional Tier 1 and Tier 2 capital instruments must have loss absorbency characteristics, which require them to be written down or be converted into common equity at a pre-specified trigger event. The guidelines prescribe two trigger points for instruments issued before October 1, 2021: a common equity Tier 1 ratio of 5.5% of risk-weighted assets before October 1, 2021; and a common equity Tier 1 ratio of 6.125% of risk-weighted assets on and after October 1, 2021. Instruments issued on or after October 1, 2021 must have a pre-specified trigger at common equity Tier 1 ratio of 6.125% of risk-weighted assets. Capital instruments that no longer qualify as additional Tier 1 or Tier 2 capital were phased out from April 1, 2013, with their recognition capped at 90.0% of the outstanding at December 31, 2012 from April 1, 2013 and reduced by 10 percentage points in each subsequent year. The Reserve Bank of India has permitted temporary write-down features for non-equity capital instruments. The guidelines also permit call options on perpetual debt instruments and non-cumulative preference shares after five years. Banks can issue Tier 2 capital instruments with a minimum maturity of five years. Banks are allowed to issue additional Tier 1 and Tier 2 capital instruments to retail investors subject to approval of their boards and adherence to investor protection requirements.

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

The Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks in February 2015. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. On April 19, 2021, The Reserve Bank of India has stated that at present the economic conditions do not warrant activation of the counter-cyclical capital buffer. See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector – We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses” and “ – Risks that arise as a result of our presence in a highly regulated sector – We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.”

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

As a countercyclical measure following the impact of Covid-19, in October 2020, the Reserve Bank of India rationalised the risk weights for claims secured by residential property falling under the category of individual housing loans. As per the revised directions, irrespective of the amount, all new housing loans sanctioned from October 16, 2020 to March 31, 2022 will have a risk weight of 35.0% where the loan-to-value ratio is upto 80.0% and a risk weight of 50.0% where the loan-to-value is more than 80.0% and upto 90.0%. In October 2020, the Reserve Bank of India also increased the maximum threshold limit for the individuals and small business segment (with turnover of upto Rs. 500.0 million) from Rs. 50.0 million to Rs. 75.0 million. A risk weight of 75% would apply to all fresh and incremental exposures taken by the banks upto the revised limit of Rs. 75.0 million.

Credit exposures to rated corporations other than specified categories are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20.0% to 150.0%. Credit exposures to commercial real estate and unrated corporate exposures are risk weighted at 100.0%. Unrated corporate exposures where the exposure of the banking system exceeds Rs. 2.0 billion are risk-weighted at 150.0%. Exposures to capital markets are risk weighted at 125.0% and exposures to venture capital funds are risk weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of loans are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale and held-for-trading categories, open gold positions, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Capital requirements for operational risk are computed based on 15.0% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are riskier or there is no clarity on the nature of the central counterparty.

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

The assessment of divergence in asset classification and provisioning conducted by the Reserve Bank of India for ICICI Bank in fiscal 2019, fiscal 2020 and fiscal 2021 did not require any additional disclosures. See also, “Risk Factors- Risks that arise as a result of our presence in a highly regulated sector- If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.”

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

A one-time restructuring of loans to micro, small and medium enterprises classified as “standard” without a downgrade in the asset classification was permitted earlier till December 31, 2020 and subsequently extended until March 31, 2021. To be eligible for the scheme, the aggregate exposure, including non-fund based facilities of banks and non-banking financial companies, to a borrower should not exceed Rs. 250.0 million as on March 1, 2020. A provision of 5.0%, in addition to the provisions already held, shall be made in respect of accounts restructured under this scheme.

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

Since fiscal 2016, the Reserve Bank of India has issued several guidelines on restructuring for enabling resolution of stressed accounts, including the Strategic Debt Restructuring, Change in Ownership of Borrower Accounts Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. These schemes were withdrawn in February 2018 following the announcement of a Revised Framework for Resolution of Stressed Assets.

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

Covid-19 related regulations

The Reserve Bank of India announced measures with a view to alleviate the impact of Covid-19 on businesses and financial institutions. The regulatory measures announced were as follows:

•	Banks and other lending institutions were allowed to provide a moratorium on payments for all term loans (including agriculture term loans, retail and crop loans). Initially the moratorium was permitted for three months on payment of installments due between March 1, 2020 to May 31, 2020, which was subsequently extended by another three months to August 31, 2020. Interest would continue to accrue on the outstanding portion of the term loan during the moratorium period. Instalments include principal and/or interest component, bullet repayments, equated monthly instalments and credit card dues.

•	Banks and other lending institutions were allowed to defer the recovery of interest on working capital facilities during the period March 1, 2020 to August 31, 2020.

•	Banks were permitted to convert the accumulated interest for the deferment period, from March 1, 2020 to August 31, 2020, on working capital facilities into a funded interest term loan which would be repayable by March 31, 2021.

•	In respect of working capital facilities sanctioned in the form of cash credit and overdraft to borrowers facing stress on account of the economic fallout of the pandemic, banks may, as a one-time measure,

(i) recalculate the 'drawing power' by reducing the margins till August 31, 2020. However, in all such cases where such a temporary enhancement in drawing power is considered, the margins shall be restored to the original levels by March 31, 2021; and / or,

(ii) review the working capital sanctioned limits up to March 31, 2021, based on a reassessment of the working capital cycle.

•	A standstill in asset classification for accounts availing the moratorium was provided from March 1, 2020 to August 31, 2020. For all accounts classified as standard as of February 29, 2020, even if overdue, the moratorium period, wherever granted, must be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, wherever deferment was granted, in respect of all facilities classified as standard, including special mention accounts, as of February 29, 2020, must be excluded for the determination of out of order status. Banks were required to make general provisions of not less than 10.0% of the total outstanding of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over the two quarters ending March 31, 2020 and June 30, 2020, at a minimum 5.0% per quarter.

This provision may be adjusted against the actual provisioning requirements for slippages from the accounts reckoned for such provisions. The residual provisions at the end of the financial year can be written back or adjusted against the provisions required for all other accounts. Further, the Reserve Bank of India subsequently clarified that the residual provision could also be carried forward based on an assessment of stress associated with the accounts that were considered for the additional provisions. This provision cannot be reckoned for arriving at net non-performing assets until they are adjusted against the actual provisioning requirements as mentioned above. Further, till such adjustments, this provision shall not be netted from gross advances but shown separately in the balance sheet as appropriate.

•	Banks were required to disclose details pertaining to special mention accounts and overdue accounts where moratorium or deferment has been granted, amount where asset classification benefits were extended and provisions in the financial statements for fiscal 2020, the six months ending September 30, 2020 and fiscal 2021.

•	For stressed assets, where a resolution plan was underway and that were within the review period as of March 1, 2020, the period from March 1, 2020 to August 31, 2020 could be excluded from the calculation of the 180-day review period for resolution. In respect of all such accounts, the residual Review Period shall resume from September 1, 2020, and upon expiry of which the lenders shall have the usual 180 days for resolution. Accordingly, the requirement of making additional provisions specified in the Prudential Framework shall be triggered when the extended resolution period expires.

•	In August 2020, the Reserve Bank of India permitted banks and other lenders to implement a resolution plan in respect of loans to corporates and individuals, along with the assets being classified as standard subject to specific conditions. Lenders had to ensure that the resolution facility was provided only to borrowers impacted by Covid-19. The resolution facility was applicable for accounts that were classified as standard and not in default for more than 30 days at March 1, 2020, and continued to remain standard till the invocation of the resolution plan. The resolution plan had to be finalized and invoked by December 31, 2020, and implemented within 90 days from the date of invocation in case of personal loans and 180 days for corporate loans. Through this circular, the Reserve Bank of India provided a window under the Prudential Framework to enable the lenders to implement a resolution plan in respect of eligible corporate exposures without a change in ownership, and for personal loans, while classifying such exposures as standard, subject to specified conditions. This was further modified in May 2021 and extended to individuals and small businesses following the second wave of Covid-19.

In September 2020, the Supreme Court, in a writ petition seeking waiver of interest on loans during the moratorium period, directed that accounts which were not declared as non-performing till August 31, 2020 should not be declared as non-performing till further orders. This interim order was in force till the pronouncement of the final judgement by the Supreme Court in March 2021, following which accounts were classified as per applicable Reserve Bank of India guidelines. In October 2020, the Government of India announced a “Scheme for grant of ex-gratia payment of difference between compound interest and simple interest for six months to borrowers in specified loan accounts”. As per the scheme, lending institutions would credit the difference between the compound interest and simple interest to the account of eligible borrowers reckoned for a period of six months between March 1, 2020 and August 31, 2020. Banks and other lending institutions could subsequently claim reimbursement of the amount credited to borrowers from the central government. The scheme was applicable for borrowers having aggregate sanctioned limit and outstanding amount not exceeding Rs. 20 million from lending institutions as on February 29, 2020. In March 2021, the Supreme Court in its judgement ordered a waiver of the interest on interest charged to borrowers during the moratorium period from March 1, 2020 to August 31, 2020. The methodology for calculation of the amount to be refunded/adjusted for different facilities was finalized by the Indian Banks’ Association in consultation with industry participants/bodies. Several banks made provision for the estimated refund amounts in their financial statements for fiscal 2021.

The Government of India announced certain measures to ease the impact of the pandemic. At the beginning of the year, the Government announced the Emergency Credit Line Guarantee Scheme for collateral-free loans with an aggregate value of up to Rs. 3.0 trillion to small and medium enterprises. Subsequently, the coverage of the scheme was expanded to include entities in 26 stressed sectors identified by an Expert Committee set up by the Reserve Bank of India for resolution of stressed assets, and the healthcare sector. The scheme was extended till March 31, 2021. Other measures included an employment scheme to incentivise job creation, a production-linked incentive scheme for promoting the domestic manufacturing sector, income tax relief for developers and home buyers and support to the agriculture sector.

In respect of accounts which were not granted any moratorium, the asset classification shall be as per the criteria laid out in the applicable guidelines.

In fiscal 2022, additional measures were announced by the Reserve Bank of India during the three months ended June 30, 2021.

•	A resolution framework 2.0 was announced by the Reserve Bank of India on May 5, 2021. Banks were permitted to offer a limited window to implement resolution plans in case of credit given to individuals, business loans to individuals and small businesses. This is subject to certain conditions including the borrower should not have availed of the resolution plan under the framework announced in fiscal 2021, should be standard at March 31, 2021 and the aggregate exposure of the borrower, including non-fund based facilities, should not exceed Rs. 500 million as of March 31, 2021. The borrowers would continue to be classified as standard upon implementation of the resolution plan. The last date for invocation of resolution under this window is September 30, 2021.

•	A resolution framework 2.0 was announced for micro, small and medium enterprises, subject to meeting certain requirements. This was an extension of the earlier resolution framework announced in August 2020.

The restructuring of the borrower account would have to be invoked by September 30, 2021 and implemented within 90 days from the date of invocation. An eligibility condition for availing the restructuring facility was that the aggregate exposure of the borrower, including non-fund based facilities, could not exceed Rs. 500 million at March 31, 2021.

•	Credit disbursed to new micro, small and medium enterprise borrowers was allowed to be deducted for the purpose of calculation of net demand and time liabilities, for calculation of the cash reserve ratio. This exemption was earlier available up to Rs. 2.5 million per borrower for credit disbursed up to October 1, 2021. This was extended further for credit disbursed up to December 31, 2021.

•	In order to mitigate the adverse impact of Covid-19 related stress on banks, the Reserve Bank of India allowed banks to utilize 100.0% of floating provisions/countercyclical provisioning buffer held by banks as on December 31, 2020 for making specific provisions for non-performing assets with the prior approval of their Boards. This utilization is permitted up to March 31, 2022.

•	In view of the continuing impact of Covid-19 pandemic, the government expanded the Emergency Credit Line Guarantee Scheme called ECLGS 3.0 to cover the credit needs of business enterprises in hospitality, travel and tourism, leisure and sporting sectors. Further, in May 2021, ECLGS 4.0 was announced which covered the credit needs of hospitals for setting up oxygen generation plants while expanding the coverage of ECLGS 3.0 to include the civil aviation sector and extending the validity of the schemes to September 30, 2021.

See also “Risk Factors—Risks Relating to Our Business—The Covid-19 pandemic is expected to impact our growth and the quality of our loan portfolio in the near term and uncertainty regarding its future trajectory could continue to adversely affect our business and our financial performance”.

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

In order to mitigate the adverse impact of Covid-19 related stress on banks, the Reserve Bank of India has allowed banks to utilize 100.0% of floating provisions/countercyclical provisioning buffer held by banks as on December 31, 2020 for making specific provisions for non-performing assets with the prior approval of their Boards. This utilization is permitted up to March 31, 2022.

As part of measures announced in response to Covid-19, the Reserve Bank of India has allowed a standstill in asset classification for accounts availing the moratorium from March 1, 2020 to August 31, 2020. For all accounts classified as standard as of February 29, 2020, even if overdue, the moratorium period, wherever granted, must be excluded by the lending institutions from the number of days past-due for the purpose of asset classification. Similarly, in respect of working capital loans, wherever deferment has been granted, in respect of all facilities classified as standard, including special mention accounts, as on February 29, 2020, such accounts must be excluded from the determination of out of order status. Banks were required to make general provisions of not less than 10.0% of the total outstanding of such accounts, to be phased over two quarters starting from the quarter ended March 31, 2020. This provision could be made over two quarters, at March 31, 2020 and June 30, 2020, at minimum 5.0% per quarter. This provision may be adjusted against the actual provisioning requirements for slippages from the accounts reckoned for such provisions. The residual provisions at the end of the financial year can be written back or adjusted against the provisions required for all other accounts. Further, the Reserve Bank of India subsequently clarified that the residual provision could also be carried forward based on an assessment of stress associated with the accounts that were considered for the additional provisions. This provision cannot be reckoned for arriving at net non-performing assets till they are adjusted against the actual provisioning requirements as mentioned above. Further, till such adjustments, this provision shall not be netted from gross advances but shown separately in the balance sheet as appropriate.

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

Automation of income recognition, asset classification and provisioning process in banks

In September 2020, the Reserve Bank of India issued a circular for automation of income recognition, asset classification and provisioning processes in banks. As per this circular, all borrower accounts and investments of the bank should be covered in the automated IT based system for asset classification, upgradation and provisioning processes. The asset classification rules should be configured in the system in compliance with the regulatory requirements. The system based asset classification should be an ongoing exercise for upgrades and downgrades of borrower accounts. Banks should ensure that the asset classification status is updated as part of the day end process and should also be able to generate classification status report at any given point of time with actual date of classification of assets as non-performing assets or non-performing investments. Under any exceptional circumstances, where manual intervention is required to override the system classification, it must have at least a two levels of authorisation as approved by the Board, and such manual interventions shall be subject to audit. Banks were required to upgrade their systems by June 30, 2021 to comply with the requirements.

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

Framework for Early Identification of Stress and Information Sharing

The Reserve Bank of India has issued a “Framework for Revitalizing Distressed Assets in the Economy.” The framework outlined an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which were considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into “special mention accounts” based on specified criteria. Banks are required to have three sub-categories of special mention accounts depending on the classification of accounts between the standard category and the sub-standard category. SMA-0 category includes accounts where the principal or interest payment is not overdue for more than 30 days but are showing incipient signs of stress; SMA-1 includes accounts where the principal or interest payment is overdue between 31-60 days; and SMA-2 which includes accounts where the principal or interest payment is overdue between 61-90 days.

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

Effective from October 1, 2019, all new floating rate personal or retail loans and floating rate loans to micro and small enterprises extended by banks are linked to an external benchmark, and from April 01, 2020 loans to medium enterprises are also linked to an external benchmark. The interest rate under external benchmark is required to be reset at least once in three months. The external benchmark includes either the Reserve Bank of India policy repo rate, Government of India 91-day treasury bill yield, Government of India 182-day treasury bill yield or any other benchmark market interest rate produced by the Financial Benchmarks India Private Limited. We have adopted the repo rate as the external benchmark for linking our floating rate loans to these segments.

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

Considering the significant increase in digital lending platforms, in June 2020, the Reserve Bank of India issued guidelines for loans sourced by banks and non-banking finance companies through digital lending platforms. As per the guideline, banks and non-banking finance companies, irrespective of whether they lend through their own digital lending platform or through an outsourced lending platform, must adhere to the Fair Practices Code guidelines. The Reserve Bank of India has issued instructions for engaging with digital lending platforms as agents to source borrowers and/or to recover dues. In January 2021, the Reserve Bank of India constituted a working group to study all aspects of digital lending activities in the regulated financial sector as well as by unregulated players and development a regulatory approach. The report of the working group is awaited.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds/debentures that are included in the held-to-maturity category, investments eligible to be treated as priority sector, investments in eligible government funds on account of priority sector shortfall, outstanding priority sector lending certificates excluding long-term bonds for infrastructure and affordable housing eligible for exemptions, and eligible advances extended in India against the incremental foreign currency deposits qualifying for exemption from CRR/SLR requirement) or of the credit equivalent amount of off balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government of India funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions like Small Industries Development Bank of India or National Housing Board.

In September 2020, the Reserve Bank of India revised the guidelines for priority sector lending. The overall target for priority sector lending is 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher, with sub-targets of 10.0% for lending to small and marginal farmers and 7.5% to micro enterprises within the overall target of 18.0% in agriculture. Sectors qualifying for priority sector lending have been broadened to include medium-sized enterprises, social infrastructure, renewable energy and loans to start-ups (up to Rs. 500.0 million). Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. From fiscal 2022, the targets for lending to small and marginal farmers and weaker sections have been increased in a phased manner by the Reserve Bank of India. The target for lending to small and marginal farmers will increase from the current 8.0% of adjusted net bank credit in fiscal 2021 to 9.0% in fiscal 2022, 9.5% in fiscal 2023 and to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society is being increased from 10.0% in fiscal 2021 to 11.0% in fiscal 2022, 11.5% in fiscal 2023 and 12.0% in fiscal 2024.

Further, to address regional disparities in the flow of priority sector credit at the district level, the Reserve Bank of India has ranked districts on the basis of per capita credit flow to priority sector and build an incentive framework for increasing flow of credit to districts with comparatively lower credit. From fiscal 2022, a higher weight of 125.0% will be assigned to 205 districts where the credit flow is comparatively lower and a weight of 90.0% will be assigned to 184 districts where the credit flow is comparatively higher (per capita priority sector lending of Rs. 25,000). The list of districts would be valid until fiscal 2024 and would be reviewed thereafter.

The Reserve Bank of India has notified a new criterion for classifying an enterprise as micro, small and medium from July 2020. Micro enterprises include businesses with investment in plant and machinery or equipment not exceeding Rs. 10.0 million and turnover not exceeding Rs. 50.0 million; small enterprises are businesses with investment in plant and machinery or equipment not exceeding Rs. 100.0 million and turnover not exceeding Rs. 500.0 million; and medium enterprises are businesses with investment in plant and machinery or equipment not exceeding Rs. 500.0 million and turnover not exceeding Rs. 2.5 billion. In August 2020, the Reserve Bank of India issued guidelines requiring banks to ensure registration of their micro, small and medium enterprises borrowers on the government’s registration portal Udyam. The Udyam registration certificate will be necessary for lending to micro, small and medium enterprises to qualify for priority sector from fiscal 2022. However, registration of retail and wholesale traders on the portal was not permitted, thus excluding them from priority sector lending. In July 2021, the government permitted retail and wholesale traders to register on the portal, resulting in them continuing to qualify as priority sector lending.

Priority sector lending achievements are being evaluated on a quarterly average basis from fiscal 2017. Further, in July 2015, the Reserve Bank of India directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2021 was set at 12.14% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category. Housing loans to the low-cost or affordable housing segment up to a certain threshold are also eligible for the purpose of classification under priority sector.

Investments by banks in securitized assets, outright purchases of loans and assignments are eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. The interest rates charged to ultimate borrowers by the originating entities in such transactions are capped for such transactions to be classified as priority sector.

The Reserve Bank of India has allowed banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal. Scheduled commercial banks, regional rural banks, local area banks, small finance banks and urban cooperative banks can participate in this trade. Four types of certificates for the categories of agriculture, small and marginal farmers, microenterprises and general category certificates have been allowed. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal year. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates issued and purchased.

The Reserve Bank of India allows commercial banks, to engage with a non-deposit taking, systematically important non-banking finance company to co-originate loans for the creation of priority sector assets. This involves joint contribution of credit by both lenders and also sharing of risks and rewards between the bank and the non-banking financial company. Banks can claim priority sector status in respect of their share of credit. Following the Covid-19 pandemic, the Reserve Bank of India allowed classifying loans to non-banking finance companies as priority sector where the on-lending is to agriculture or micro and small enterprises. This was earlier available till March 31, 2021, and was further extended to September 30, 2021.

The Reserve Bank of India allows banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from adjusted net bank credit for the purpose of computing priority sector lending targets, except to the extent that the lending against these bonds is included in priority sector lending.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government of India funds. i.e. Rural Infrastructure Development Fund (RIDF) established with NABARD and other funds with NABARD/NHB/SIDBI/MUDRA Limited. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India. For accounting periods commencing April 1, 2015, amounts equivalent to the shortfall placed with specific Government of India funds is included under Schedule 11, under “other assets” in the balance sheet of banks from the earlier categorization under investments. Non-achievement would be taken into account while granting regulatory clearances/approvals for various purposes.

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

In May 2020, as a result of difficulties faced by exporters caused by the Covid-19 pandemic, such as delay and postponement of orders, delay in realization of bills, etc., the Reserve Bank of India increased the maximum permissible period of pre-shipment and post-shipment export credit sanctioned by banks from one year to 15 months, for disbursements made up to July 31, 2020 in line with the relaxation for the period of realization and repatriation of export proceeds

Credit Exposure Limits

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

Further, the Reserve Bank of India has issued guidelines on large borrowers which prescribe a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties with effect from April 1, 2019. The eligible capital base is defined as the Tier 1 capital of the bank as against the earlier norm of total capital funds. Exposure to a single non-banking finance company or a group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base. The definition of exposure for large borrowers includes off-balance sheet items converted into credit exposure equivalents through the use of credit conversion factors used for assessing credit risk under the standardized approach for risk based capital requirements. Non-centrally cleared derivatives exposures will be exempted from the purview of the framework until September 30, 2021. In June 2019, the Reserve Bank of India introduced an economic inter-dependence criterion in the definition of connected counterparties, which is applicable from April 1, 2020. Following the outbreak of the Covid-19 pandemic, as a one-time measure to facilitate flow of resources to corporates, the permissible exposure of banks to a group of connected counterparties was increased from 25.0% to 30.0% of the capital base of a bank. This is applicable until June 30, 2021.

Corporate borrowers having total exposure of Rs. 50 million and above in the banking system are required to obtain a legal entity identifier registration. A borrower who does not obtain the legal entity identifier is not eligible for renewal or enhancement of credit facilities.

Limits on intra-group transaction and exposures

The Reserve Bank of India guidelines on management of intra-group transactions and exposures for financial conglomerates prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves and surplus in case of all group entities (financial and non-financial) taken together and 10.0% in case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in the form of equity and other capital instruments are exempted from above limits. If the exposure exceeds the permissible limits, the excess amount would be deducted from common equity Tier 1 capital of the bank.

Regulations Relating to Investments and Capital Market Exposure Limits

In terms of Section 19(2) of the Banking Regulation Act, banks should not hold shares in any company except as provided in subsection (1) of that Act, whether as pledgee, mortgagee or absolute owner, of an amount exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves and surplus, whichever is less. Further, in terms of Section 19(3) of the Banking Regulation Act, banks should not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which any managing director or manager of the bank is in any manner concerned or interested.

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

The Reserve Bank of India permits re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to prescribed conditions. It has also permitted re-repo of securities received under its Liquidity Adjustment Facility with market participants. To liberalize the eligible short sale participants and also relax the entity-wise limits and security category limits for short-selling in government securities, the guidelines, among other things, set out security level limits on short sales, operational requirements, and reporting and internal control policies.

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

Under the Reserve Bank of India guidelines, a bank’s equity investments in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10.0% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20.0% of the bank’s paid-up share capital and reserves. However, the cap of 20.0% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held-for-trading” category, and are not held beyond 90 days. The Reserve Bank of India has advised that a bank may seek prior approval of the regulator in case the 20.0% limit is likely to be breached on account of any new investment in subsidiaries or joint ventures.

In November 2020, the Reserve Bank of India released the report of an internal working group to review the extant ownership and corporate structure guidelines for Indian private sector banks and sought feedback on the recommendations by January 15, 2021. The recommendations include allowing large corporate houses as promoters of banks after necessary amendments to the Banking Regulation Act, 1949 to address the risks of connected lending and exposures between the banks and other financial and non-financial group entities and strengthening of the supervisory mechanism; an increase in the minimum initial capital requirement for licensing new universal banks from Rs. 5.0 billion to Rs. 10.0 billion and for new small finance banks from Rs. 2.0 billion to Rs. 3.0 billion; and a non-operative holding company structure for all new licenses. The report recommended that banks licensed before 2013 could move to a non-operative holding company structure at their discretion within five years from announcement of tax neutrality for the transition.

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

The Reserve Bank of India allows banks to offer early withdrawal facility in a term deposit as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 1.5 million and below should, necessarily, have premature withdrawal facility. For all other term deposits, customers should be given the option to choose between term deposits either with or without premature withdrawal facility. Banks will be required to disclose in advance the schedule of interest rates payable on deposits.

Banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits. The interest rates offered on FCNR (B) deposits with tenors of one to less than three years is fixed at LIBOR/ SWAP plus 200 basis points and for three to five years is fixed at LIBOR/ SWAP plus 300 basis points

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance.

In August 2020, the Reserve Bank of India has stipulated conditions for opening of current accounts based on the customer’s exposure in the banking system. Banks are allowed to open current account of customers not availing any credit from the banking system; current account cannot be opened for customers who have availed only cash credit or overdraft facility, through which all their transactions must be routed; credit exposure thresholds have been specified, with only a lending bank being eligible for opening a current account of the borrower. Banks will have to monitor all current accounts on a periodic basis to comply with the rules.

On September 25, 2020, the Reserve Bank of India had introduced a mechanism of Positive Pay for all cheques of value Rs. 50,000 and above. Under this mechanism, cheques will be processed for payment by the drawee bank based on information passed on by its customer at the time of issuance of cheque. On October 9, 2020, the Reserve Bank of India requested banks to facilitate the smooth operationalisation of the real time gross settlement system round the clock on all days with effect from December 14, 2020.

Regulations Relating to Payments

On January 5, 2021, the Reserve Bank of India decided to introduce the Legal Entity Identifier system for all payment transactions of value Rs.500 million and above undertaken by non-individual entities using centralised payment systems like real time gross settlement and national electronic funds transfer. These directions were effective from April 1, 2021.

Further, the Reserve Bank of India announced operational guidelines for the payments infrastructure development fund scheme aimed at encouraging more deployment of digital payments infrastructure across tier-3 to tier-6 centres, with a special focus on north-eastern states of the country. This scheme would be operational for three years effective from January 1, 2021, and may be extended for two more years, if necessary. Multiple payments acceptance devices and infrastructure supporting card payments like physical PoS, mobile PoS, general packet radio service, public switched telephone network, QR code-based payments are covered under this scheme. The Reserve Bank of India would contribute a sum of Rs. 2.50 billion to the corpus and the authorised card networks would contribute in all a sum of Rs. 1.00 billion. Contributions to this scheme is mandatory for banks and card networks.

As non-bank entities are also emerging as key players in payments, the Reserve Bank of India allowed non-bank entities regulated by it, including non-bank pre-paid instrument issuers, card networks, trade receivables discounting system platform operators and white-label ATM operators, subject to certain eligibility criteria, to obtain direct membership in centralised payment systems - Real Time Gross Settlement (RTGS) and National Electronic Funds Transfer (NEFT). These systems primarily could thus far be accessed only via banks.

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

The Reserve Bank of India has issued procedural guidelines for redressal of grievances by an internal ombudsman. According to the guidelines, a bank shall examine the grievances as per its internal grievance redressal mechanism and in case the bank decides to reject a complaint and/or decides to provide only partial relief to the complainant, it should forward such cases to the chief customer service officer/internal ombudsman for further examination. Cases where the bank disagrees with the decision of the internal ombudsman should be reported to the Reserve Bank of India by the internal ombudsman and also the bank with a copy to the respective Banking Ombudsman. Further, the Internal Ombudsman Scheme covers, among other things, appointment/tenure, roles and responsibilities, procedural guidelines and oversight mechanism for the Internal Ombudsman. The Reserve Bank of India has also launched the Ombudsman Scheme for digital transactions for redressing complaints relating to deficiency in customer services in digital transactions conducted through non-bank entities regulated by the Reserve Bank of India.

In order to further strengthen the customer grievance redressal mechanism in banks, the Reserve Bank of India has decided to put in place a comprehensive framework including enhanced disclosures by banks on customer complaints, recovery of cost of redressal from banks for the maintainable complaints received against them in Offices of Banking Ombudsman in excess of the peer group average, and undertaking intensive review of the grievance redressal mechanism and supervisory action against banks that fail to improve their redressal mechanism in a time bound manner.

The Reserve Bank of India has issued directions to banks for determining customer liability in case of Unauthorized Electronic Banking Transaction. The facility of electronic transactions (other than ATM cash withdrawals) may not be offered to customers who do not provide mobile numbers. The Reserve Bank of India has advised banks to clearly define the rights and obligations of customers in case of unauthorized transactions in specified scenarios. Further, banks are required to formulate/revise their customer relations policy, with approval of their Boards, to cover aspects of customer protection, including the mechanism of creating customer awareness on the risks and responsibilities involved in electronic banking transactions and customer liability in cases of unauthorized electronic banking transaction. The Reserve Bank of India has extended the customer protection framework to prepaid payment instruments (PPIs) as well. In March 2020, the Reserve Bank of India issued guidelines to regulate the activities of payment aggregators and has also provided baseline technology-related recommendations to payment gateways.

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

In January 2020, the Reserve Bank of India advised banks to issue or re-issue, all cards (physical and virtual) and enable them for use only at contact based points of usage like ATMs and point of sale (PoS) devices within India. The banks shall provide cardholders a facility for enabling card not present (for domestic and international online transactions) transactions, card present (for international transactions) transactions and contactless transactions. For existing cards, issuers may decide whether to disable the card not present (domestic and international) transactions, card present (international) transactions and contactless transaction rights. Existing cards that have never been used for online (card not present) / international / contactless transactions shall be mandatorily disabled for this purpose.

On August 6, 2020, the Reserve Bank of India advised that authorised payment system operators (including banks and non-banks) implement an online dispute resolution system for resolving customer disputes and grievances pertaining to digital payments, using a system-driven and rule-based mechanism with zero or minimal manual intervention by January 1, 2021. The payment system operators shall provide access to such a system to its participating members viz. payment system participants.

On February 18, 2021, the Reserve Bank of India issued master directions on digital payment security controls, which provides necessary guidelines for the regulated entities to set up a robust governance structure and implement common minimum standards of security controls for channels like internet, mobile banking, card payments, among others. The guidelines shall be effective from August 18, 2021.

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

The Reserve Bank of India has provided comprehensive directions to banks/financial institutions with regard to know-your-customer, anti-money laundering and combating financing of terrorism procedures in line with the provisions of the Prevention of Money Laundering Act 2002 and Rules notified thereunder. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. The objective of these directions is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer due-diligence procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, regulatory reporting as per the Prevention of Money Laundering Act, 2002, appointment of designated director and principal officer, training of employees and independent audit of anti-money laundering/know your customer framework and provision for simplified know your customer procedures for opening small accounts. These directions are updated from time to time.

The regulated entities of the Reserve Bank of India have to upload data on know-your-customer (KYC) pertaining to individual accounts opened on or after January 1, 2019 onto the central KYC registry. In December 2020, the Reserve Bank of India issued guidelines for uploading data on know-your-customer of legal entities opened on or after April 1, 2021 on the central KYC registry. Given the ongoing restrictions related to the Covid-19 pandemic, the Reserve Bank of India on May 5, 2021 instructed banks that no restrictions on accounts would be imposed where the periodic updation of data on know-your-customer was pending until December 31, 2021. Further on May 10, 2021, the Reserve Bank of India issued revised re-KYC directions wherein digital channels including e-mail, automated teller machines, internet and mobile banking and video based customer identification process was enabled for completion of re-KYC. In addition to individual customers, video based customer identification process was extended to conduct customer due diligence for proprietorship concerns, authorized signatories and beneficial owners of legal entities and for regularization of accounts opened using one-time password based e-KYC in a non-face-to-face mode.

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

Following the outbreak of Covid-19 pandemic, the Reserve Bank of India introduced Targeted Long Term Repo Operations, which were auctions of targeted long term repos of up to three-years tenor at a floating rate linked to the repo rate. Liquidity accessed by banks under the targeted long term repo operations had to be deployed in investment grade corporate bonds, commercial paper and non-convertible debentures. The Reserve Bank of India subsequently also announced a second phase of targeted long term repo operations on April 17, 2020, wherein 50.0% of funds must be deployed to microfinance institutions and non-banking financial companies. Investments made under these facilities will be classified as held-to-maturity, even in excess of the 25.0% of total investment permitted to be included in the held-to-maturity category. Exposures under this facility will not be included under the Large Exposure Framework.

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

Further, banks have been permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. Banks in the authorized dealer category may become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by the Securities and Exchange Board of India, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion, (ii) minimum capital adequacy ratio of 10.0%, (iii) net non-performing assets not exceeding 3.0% and (iv) net profit for the previous three years.

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

The Reserve Bank of India has also issued guidelines on sovereign gold bonds with investments in such bonds being eligible for statutory liquidity ratio calculations. The investment in sovereign gold bond is restricted based on the investor type. The bonds could also be used as collateral for loans.

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

The framework for external commercial borrowing comprises of two components: Foreign currency denominated external commercial borrowing and Rupee denominated external commercial borrowing. Lending by overseas branches and subsidiaries of Indian banks is permitted only for foreign currency denominated external commercial borrowings with the exception of convertible bonds and exchangeable bonds in foreign currency. The all-in-cost ceiling is fixed at a uniform 450 basis points above the benchmark. The benchmark rate for foreign currency denominated external commercial borrowings was set to the six month LIBOR or any other six-month interbank interest rate applicable to the currency of borrowing. For rupee denominated external commercial borrowings, the benchmark is set to the prevailing yield of the Government of India securities of corresponding maturity. The Minimum average maturity period for external commercial borrowings is three years. However, for borrowers in the manufacturing sector with borrowings up to US$ 50 million, a minimum average maturity of one year is permitted.

Utilization of external commercial borrowing are restricted for capital market investments or acquisitions in India or real estate investments or purchase of land (except when used for affordable housing, construction and development of special economic zones and industrial parks/integrated townships) or working capital purposes or General Corporate or repayment of rupee loan and on-lending for all such restricted purposes. The list of eligible borrowers also includes companies in the infrastructure sector, non-banking financial companies categorised as infrastructure finance companies, asset finance companies, holding companies and core investment companies, housing finance companies and port trusts subject to hedging provisions. Indian resident borrowers are allowed to raise trade credit in Rupees after entering into a loan agreement with the overseas lender, subject to certain conditions. Tenors of trade credit are restricted to three years, and tenors longer than three years are to be treated as external commercial borrowing. Further, overseas lenders of Rupee denominated trade credits are now eligible to hedge their exposure in Rupees through permitted derivative products in the onshore market. Borrowers are also permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. Overseas branches/subsidiaries of Indian banks can refinance external commercial borrowings of highly rated (AAA) companies as well as certain categories of public sector undertakings, provided the outstanding maturity of the original borrowing is not reduced and the all-in-cost of fresh external commercial borrowings is lower than the existing external commercial borrowing. Partial refinance of existing external commercial borrowings is also permitted subject to these conditions. Further, eligible corporate borrowers classified as special mention account-2 or non-performing are allowed to raise funds through external commercial borrowings for repayment of rupee loans availed domestically for capital expenditure in manufacturing and the infrastructure sector under any one-time settlement with lenders. Lender banks are now allowed to sell such loans to other eligible lenders other than foreign branches and overseas subsidiaries of Indian banks through assignment subject to compliance with all in cost and minimum average maturity. Indian banks are permitted to participate as arrangers/underwriters, market makers and traders in rupee-denominated bonds issued overseas subject to prudential norms.

Banks are not allowed to issue letter of undertakings/letter of comforts for trade credits for imports into India by banks. Letters of credit and bank guarantees for trade credits for imports into India continue to be issued subject to compliance with Reserve Bank of India guidelines. The Reserve Bank of India has prescribed operational controls with regard to SWIFT.

The Reserve Bank of India issued directions in April 2020 on facilities for hedging exchange risk by residents and non-residents. According to the directions, derivative products can be offered to any person resident in India or resident outside India having foreign exchange risk on anticipated or contracted basis. For the purpose of offering derivative contracts users will be classified as retail user and non-retail users. While offering derivative contracts involving Rupee, authorized dealers need to ensure that, the notional and tenor of the contract does not exceed the value and tenor of the exposure, and the same exposure has not been hedged using any another derivative contract. This is applicable from September 1, 2020. The Reserve Bank of India has permitted non-residents to undertake transactions in the rupee interest rate derivatives markets for the purpose of hedging interest rate risk or otherwise. For the purpose of other than hedging, non-residents, other than individuals are permitted to take overnight index swaps transactions directly with market maker in India or by way of back to back arrangements through a foreign branch/parent/group entity of the market maker.

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

In January 2020, the Reserve Bank of India permitted authorized Category-I banks to voluntarily undertake transactions outside of onshore market hours. Transactions with a person residing outside India may be undertaken outside of onshore market hours through a bank’s foreign branches and subsidiaries. Further, banks in India that operate International Financial Services Centre banking units are permitted to participate in the non-deliverable market with effect from June 1, 2020.

In February 2021, the Reserve Bank of India permitted banks to post and collect margin, in India and outside India for permitted derivative contracts entered into with a person resident outside India. Margin in India is permitted in the form of Indian currency, freely convertible foreign currency, government securities and listed AAA-rated rupee bonds issued by person resident in India. Further, banks are permitted to post and collect margin outside India in freely convertible foreign currency and debt securities issued by foreign sovereigns with a credit rating of AA- and above.

In March 2021, the Reserve Bank of India modified prudential guidelines in line with the ‘The Bilateral Netting of Qualified Financial Contracts Act, 2020’, to effect bilateral netting benefit for the purpose of counterparty exposure computation, capital adequacy and provisioning norms. The Reserve Bank of India has notified derivatives, repo and reverse repo transactions as qualified financial contracts. At March 31, 2021, the Bank continued to use the earlier method for computation of exposure, capital and provisioning without availing benefit of netting.

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

The cash reserve ratio was at 4% of a bank’s demand and time liabilities adjusted for the exemptions which include (but are not limited to) (i) the paid up capital, reserves and credit balance of the bank; (ii) net income tax provision; (iii) amount received from Deposit Insurance and Credit Guarantee Corporation towards claims and held by banks pending adjustments; (iv) provision not being a specific liability arising from contracting additional liability and created from profit and loss account; and (v) demand and time liabilities in respect of their offshore banking units. Due to the outbreak of Covid-19 pandemic, in March 2020, the Reserve Bank of India reduced the cash reserve ratio requirement by 100 basis points from 4.00% to 3.00% of net demand and time liabilities. This was gradually restored to 4.0% in a phased manner with banks required to maintain the cash reserve ratio at 3.5% of their net demand and time liabilities effective from the fortnight beginning March 27, 2021 and at 4.0% effective from fortnight beginning May 22, 2021.

Further, to improve flow of credit to retail, auto, residential housing and micro, small and medium enterprises, the Reserve Bank of India advised that incremental loans to the sector would be deducted from net demand and time liabilities for the purpose of cash reserve ratio requirement. Incremental credit will be calculated by segment and based on the difference between outstanding credit as on January 31, 2020 and subsequent fortnights up to July 31, 2020. The incremental credit computed, after reducing repayments and non-performing assets, will be eligible for deduction from net demand and time liabilities for a maximum period of five years, (i.e. up to January 24, 2025), or the tenure of the loan, whichever is earlier.

In February 2021, the Reserve Bank of India permitted banks to deduct the amount equivalent to credit disbursed to new micro, small and medium enterprise borrowers (who have not availed credit from the banking system as on January 1, 2021) from their net demand and time liabilities for calculation of the cash reserve ratio. This exemption will be available only up to Rs. 2.5 million per borrower disbursed up to the fortnight ending

October 1, 2021, for a period of one year from the date of origination of the loan or the tenure of the loan, whichever is earlier. In May 2021, the exemption timeline was extended till December 31, 2021.

The Reserve Bank of India does not pay any interest on cash reserve ratio balances. The cash reserve ratio has to be maintained on an average basis for a fortnightly period. The daily cash reserve requirement on any day of the fortnight has to be 90.0% of the requirement. Following the outbreak of Covid-19 pandemic, the Reserve Bank of India reduced the minimum daily maintenance of the cash reserve ratio from 90.0% of the requirement to 80.0% effective from March 28, 2020. This was a one-time dispensation available up to September 25, 2020.

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

Liquidity Coverage Ratio

In line with the Basel III framework, banks in India are required to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days. These guidelines are applicable from January 1, 2015, starting with a minimum liquidity coverage ratio requirement of 60.0% and increasing in a phased manner to 100.0% effective from January 1, 2019. Following the outbreak of the Covid-19 pandemic, the liquidity coverage ratio to be maintained by banks was lowered from 100.0% to 80.0% until September 30, 2020, and was subsequently increased to 90.0% starting from October 1, 2020 and further to 100.0% from April 1, 2021.

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

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Marginal Standing Facility; (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio. A total of 18.0% of net demand and time liabilities comprising statutory liquidity ratio securities is available for banks to recognize as level one high quality liquid assets. In March 2020, following the outbreak of the Covid-19 pandemic, the Reserve Bank of India raised the borrowing limit under the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities outstanding at the end of the second preceding fortnight with immediate effect. The enhanced limit was applicable from March 27, 2020 until March 31, 2021.

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

Since 2016 onwards, the liquidity coverage ratio standard, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards are applicable to Indian banks on a consolidated basis.

Net Stable Funding Ratio (NSFR)

The Reserve Bank of India has issued final guidelines on net stable funding ratio. The implementation of the ratio was scheduled to come into effect from April 1, 2020, but was deferred by six months to October 1, 2020 due to the Covid-19 pandemic. In February 2021, the Reserve Bank of India deferred the implementation to October 1, 2021. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. The net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks will be required to maintain a ratio of at least 100.0% on an ongoing basis.

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

Ownership Restrictions

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investments of up to 49.0% in private sector banks is under automatic route and do not require any specific approval, foreign investments beyond 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control from Indian residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions. Additionally, in the case of proposals requiring prior approval of the Government of India, such proposals involving total foreign equity inflow of more than Rs. 50.0 billion, also require approval of the Cabinet Committee on Economic Affairs.

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

The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In June 2020, the Reserve Bank of India indicated that it is reviewing the current guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to recommend and harmonize the standards applicable to private sector financial companies. The areas being considered include ownership and control in Indian private sector banks, eligibility to apply for a banking license, holding of financial subsidiaries through non-operative financial holding company, promoter shareholding (including timelines for dilution of shareholding) and any other issue that may be considered relevant. In November 2020, Reserve Bank of India released the report of the Internal Working Group to review the extant ownership and corporate structure guidelines for Indian private sector banks and sought feedback on the recommendations by January 15, 2021. The recommendations include allowing large corporate houses as promoters of banks after necessary amendments to the Banking Regulation Act, 1949 to address the risks of connected lending and exposures between banks and other financial and non-financial group entities and strengthening of the supervisory mechanism; an increase in the minimum initial capital requirement for licensing new universal banks from Rs. 5.0 billion to Rs. 10.0 billion and for new small finance banks from Rs. 2.0 billion to Rs. 3.0 billion; and a non-operative holding company structure for all new licenses. The report recommended that banks licensed before 2013 could move to a non-operative holding company structure at their discretion within five years from announcement of tax neutrality for the transition. The final guidelines in this regard are awaited. See also “Overview of the Indian Financial Sector—Structural Reforms —Discussion Paper on Banking Structure.”

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

Banks have to comply with the following prudential requirements to be eligible to declare dividends:

•	The capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	The net non-performing asset ratio is less than 7.0%.

•	The Bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	Under the Reserve Bank of India’s Basel III guidelines, banks are subject to higher minimum capital requirements and must maintain a capital conservation buffer above the minimum requirements to avoid restrictions on capital distribution. The capital conservation buffer would be implemented in a phased manner beginning from March 31, 2016 and fully implemented by March 31, 2019 as prescribed by the Reserve Bank of India. The Reserve Bank of India has clarified that dividend payment by banks would be governed by the application of the above guidelines, once the capital conservation framework is in effect. In case a bank does not meet the capital adequacy norms for two consecutive years, but has a capital adequacy ratio of at least 9.0% for the accounting year for which it proposes to declare a dividend, it would be eligible to do so if its net non-performing asset ratio is less than 5.0%. Banks that are eligible to declare dividends under the above rules can do so subject to the following:

•	The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed 40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio. Banks should have a minimum capital adequacy ratio of 9.0% for three consecutive years (including the accounting year for which it proposes to declare dividend) and a net non-performing assets ratio of less than 7.0% to be eligible to declare dividends. A bank with a net non-performing assets ratio of less than 3.0% can declare a dividend of up to 35.0% if its capital adequacy ratio for three years is 11.0% or above, a dividend of 30.0% if its capital adequacy ratio is 10.0% or more and up to 25.0% if its capital adequacy ratio is 9.0% or above. A bank with a net nonperforming assets ratio between 3.0% and 5.0% can declare a dividend of up to 25.0%, 20.0% and 15.0% against the three-year capital adequacy ratio of 11.0%, 10.0% and 9.0%, respectively. Similarly, a bank with a net non-performing assets ratio between 5.0% and 7.0% can declare a dividend of up to 15.0%, 10.0% and 5.0% against the three-year capital adequacy ratios of 11.0%, 10.0% and 9.0%, respectively.

•	If the profit for the relevant period includes any extraordinary income, the payout ratio must be calculated after excluding that income for compliance with the prudential payout ratio.

•	The financial statements pertaining to the financial year for which the bank is declaring a dividend should be free of any qualification by the statutory auditors, which might have an adverse effect on the profit during that year. If there are any such qualifications, the net profit should be suitably adjusted while computing the dividend payout ratio.

•	Due to uncertainties as a result of the Covid-19 pandemic, in April 2020 the Reserve Bank of India restricted banks from making any further dividend payouts from the profits pertaining to the financial year ended March 31, 2020. In April 2021, the Reserve Bank of India allowed banks to pay dividend from the profits for the financial year ended March 31, 2021, subject to the quantum of dividend being not more than 50% of the amount determined as per the dividend payout ratio prescribed in extant guidelines.

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

In view of the growing significance of financial technology innovations and their interface with the financial sector, the sub-committee of the Financial Stability and Development Council has set up a working group to look into aspects and developments in fintech. Accordingly, the Reserve Bank of India set up a working group with representatives from various regulatory bodies, rating agencies and select banks. The group has recommended introducing an appropriate framework for a ‘regulatory sandbox’ within a well-defined space and duration. In fiscal 2021, the Reserve Bank of India introduced a thematic approach to regulatory sandbox in the fintech sector. The first cohort was launched in November 2019 focussing on retail payments as its theme, the second cohort was launched in December 2020 with the theme cross border payments and the third cohort focussed on lending to micro, small and medium enterprises.

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

Prompt Corrective Action by the Reserve Bank of India

The Prompt Corrective Action is a framework under which banks with weak financial condition are put under watch by the Reserve Bank of India and subject to restrictions on operations and business. As per the guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. The key criteria for invocation of the prompt correct action include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-

performing asset ratio of 6.0%, (iii) negative return on assets for two consecutive years, or (iv) a leverage ratio of below 4.0%. Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and will be required to take mandatory action for resolution. A bank breaching the risk threshold where the common equity Tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up. In fiscal 2018, eleven public sector banks were under the prompt correct action of the Reserve Bank of India mainly due to impairment in asset quality. Three banks were under the prompt corrective action framework at June 30, 2021.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and promote greater financial inclusion, the Reserve Bank of India allows banks to engage business correspondents for providing banking and financial services at locations other than a bank branch. Business correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the business correspondents that they engage and to conduct due diligence for minimizing agency risks. The entities permitted to act as business correspondents included individuals such as retired bank employees, retired teachers, individual owners of small, independent grocery stores, medical and fair price shops and certain other individuals. The non-individual entities include non-government organizations or microfinance institutions set up under societies/trust acts, societies registered under mutually aided cooperative societies acts of various states, or the Cooperative Societies Acts of various states, not-for-profit companies and post offices. Banks are also allowed to engage companies with large and widespread retail outlets and registered under the Companies Act and non-deposit taking non-banking financial companies as business correspondents Further, with a view to scale up the business correspondent channel, the Reserve Bank of India requires the board of banks to review the operations and payment of remuneration to business correspondents at least once every six months. The Reserve Bank of India has also proposed to create a registry of business correspondents.

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

The Reserve Bank of India has issued guidelines on the compensation of wholetime directors/chief executive officers/risk takers and control function staff of private sector and foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders. In fiscal 2020, the Reserve Bank of India issued revised guidelines for compensation of wholetime directors, chief executive officers, risk takers and control function staff. As per the guidelines, banks are required to identify the material risk takers whose actions have a material impact on the risk exposure of the bank, and who satisfy the qualitative and quantitative criteria as specified in the guidelines. Further, the compensation structure of wholetime directors, chief executive officers and material risk takers has been changed. Perquisites having monetary ceiling has been included in the fixed pay and share linked instruments have been included in the variable pay. The amount of variable pay must be a substantial portion of the compensation i.e. at least 50% of the pay must be variable and is limited to 300% of the fixed pay. The guidelines also specify the proportion of cash and non-cash components that may be included in the variable pay. Banks are also required to put in place appropriate modalities to incorporate malus and clawback mechanism with respect to misconduct and risk, as well as and mandatory imposition in case of divergence in non-performing assets and provisioning beyond the Reserve Bank of India prescribed thresholds for public disclosure. This guideline is applicable for pay cycles beginning April 1, 2020.

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

In March 2020, the Reserve Bank of India revised the format for obtaining declaration and undertaking required for conducting due diligence of directors to determine their fit and proper status prior to appointment. This pertains to declarations and undertakings and allied matters for appointment of a managing director and chief executive officer/chief executive officer/part-time chairperson at a bank.

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

Governance of Banks

In June 2020, the Reserve Bank of India released a discussion paper on governance of banks. In view of the growing complexity of the financial sector and with an aim to strengthen the governance standards in Indian banks, the Reserve Bank of India has proposed to align the current regulatory framework with global best practices including those issued by the Basel Committee of Banking Supervision, Financial Stability Board and the Banks Board Bureau. The broad areas covered in the discussion paper include the responsibilities of the board of directors, qualification and selection of board members, structure and practices of the board and its committees, role and expectations from the senior management, risk management, internal audit and other relevant areas. If adopted, the regulations would be applicable to all scheduled commercial banks, including public sector banks, private sector banks and foreign banks operating in India as wholly owned subsidiaries or under the branch model.

As part of steps taken to strengthen risk management in banks, the Reserve Bank of India has issued guidelines which aim to separate credit risk management function from the credit sanction process and also brings uniformity in the approach followed by banks. As per the guidelines, a Board approved policy defining the role and responsibilities of the Chief Risk Officer has to be established, with clearly defined reporting lines either to the Managing Director/Chief Executive Officer or the risk management committee of the bank. The Chief Risk Officer should not have a dual role, report into any business vertical or be given any business targets. The Chief Risk Officer can be removed or transferred only with the approval of the Board. In April 2021, the Reserve Bank of India issued instructions with regard to the Chair and meetings of the board, composition of certain committees of the board, age, tenure and remuneration of directors, and appointment of wholetime directors of banks. The instructions are applicable to private sector banks including small finance banks and wholly owned subsidiaries of foreign banks. As per the guidelines, the Chair of the board has to be an independent director, and the quorum of the board meetings shall be one-third of the total strength of the board or three directors, whichever is higher. The audit committee and the nomination and remuneration committee shall be constituted with only non-executive directors and the risk management committee shall be constituted with majority of non-executive directors. The upper age limit for non-executive directors, including the Chair, is 75 years and the total tenure of a non-executive director on the board of a bank cannot exceed eight years. A re-appointment of the director after completing eight years can be considered after a minimum gap of three years. A wholetime director cannot continue in the post after 15 years, and any reappointment can be considered only after a gap of three years.

In September 2020, the Reserve Bank of India advised that as part of a robust compliance system, banks are required to have an effective compliance culture, independent compliance function and a strong compliance risk management programme. As per the guidelines, banks shall have a board-approved compliance policy explaining its compliance philosophy, expectations on compliance culture, role of Chief Compliance Officer (CCO), processes for managing and reporting on compliance risk throughout the bank. Banks are required to develop and maintain a quality assurance and improvement program covering all aspects of the compliance function and such programs are subject to an independent external review periodically (at least once in every three years). The policy shall be reviewed at least once a year. The selection of the candidate for the post of the Chief Compliance Officer shall be done on the basis of a well-defined selection process and recommendations made by the senior executive level selection committee constituted by the Board for this purpose. The Chief Compliance Officer shall be appointed for a minimum fixed tenure of not less than 3 years.

Appointment of auditors

The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In July 2017, the Reserve Bank of India advised that audit firms, after completing their four-year tenure in a particular private sector or foreign bank, will not be eligible for appointment as statutory central auditors of the same bank for a period of six years. In May 2021, the Reserve Bank of India issued guidelines for the appointment of statutory auditors and statutory central auditors, with the appointment tenure reduced from four years to three years. Further, for entities with an asset size of Rs. 150.0 billion and above, the statutory audit will have to be conducted under joint audit by at least two audit firms. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest. The Reserve Bank of India has also put in place a graded enforcement action framework to enable appropriate action in respect of statutory auditors where any lapses in conducting a bank’s statutory audit have been observed. Lapses that would be considered for invoking the enforcement framework include misstatement of a bank’s financial statements, wrong certifications, wrong information given in the Long Form Audit Report, and variances in audited financial statements found during the Reserve Bank of India’s inspection and non-adherence to instructions and guidelines issued by the Reserve Bank of India.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, were required to comply with relevant provisions of the Companies Act 1956. In 2013, the Indian Parliament enacted the new Companies Act, including, among other things, provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard was required to be explained in the annual report. In January 2021, the government made amendments to the corporate social responsibility rules, and made it mandatory to spend the minimum requirement of 2.0% of average net profits of preceding three years. Any shortfall has to be transferred to the Unspent Corporate Social Responsibility Account and spent as stipulated by law.

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

Regulations Governing Banking Units in International Financial Services Centres in India

As per guidelines issued by the Reserve Bank of India, public and private sector banks dealing in foreign exchange are permitted to set up one banking unit in each international financial services center in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. The minimum capital requirement for these banking units would be US$20 million. The parent bank would be required to provide a minimum capital of US$20 million or equivalent in any foreign currency to its international banking units which should be maintained at all times on an on-going basis at the parent level. Funds raised by the banking units, including borrowings in foreign currency, would have to be from persons not resident in India. Deployment of funds can be with both person’s resident in India as well as not resident in India. However, deployment of funds with person’s resident in India shall be subject to the provisions of Foreign Exchange Management Act, 1999. Liabilities of these units would be exempted from cash reserve ratio and the statutory liquidity ratio requirements of the Reserve Bank of India. The banking units will have to maintain the minimum regulatory capital as prescribed by the Reserve Bank of India and prudential norms applicable to overseas branches of Indian banks would apply to these banking units. The banking units would operate and maintain their balance sheet only in foreign currency and will not be allowed to deal in Indian rupees, except having a special rupee account for administrative expenses. The loans and advances of these banking units would not be reckoned for priority sector lending requirements. India has only one International Financial Services Centre called the Gujarat International Finance Tec-City (GIFT) located in Gandhinagar, Gujarat.

Since fiscal 2018, banking units in International Financial Services Centres have been permitted to undertake derivative transactions including transacting in structured products, becoming a member of an exchange in the interest rate and currency derivative segments, becoming a professional clearing member for clearing and settlement in the derivatives segment, and maintaining special non-resident rupee accounts with a bank in India for handling its administrative expenses in Indian rupees. In January 2020, the Reserve Bank of India issued directions allowing International Banking Units to participate in exchange traded currency derivatives on Rupee (with settlement in foreign currency) listed on stock exchanges set up at International Financial Services Centres. Banks should obtain their Board’s approval for undertaking such transactions. The Authorised Dealer Category I banks with international banking units at International Financial Services Centres are permitted to offer non-deliverable derivative contracts to persons not residing in India from June 1, 2020. All non-deliverable derivative contract transactions are required to be reported on the platform of Clearing Corporation of India Limited.

In April 2020, the government established the International Financial Services Centres Authority, a unified authority, for the development and regulation of financial products, financial services and financial institutions in the International Financial Services Centre. Prior to the setting up of the authority, the domestic financial regulators regulated the business at the Centre. In November 2020, the International Financial Services Centres Authority announced regulations for banking and investment activities in the International Financial Services Centre. Banking units were permitted to undertake additional activities, subject to compliance with the terms and conditions or guidelines as specified by the Authority. Banking Units at the International Financial Services Centre may borrow funds, including in foreign currency, from its parent, domestic branches of Indian banks, overseas branches of Indian banks and a person resident outside India (including other banking units). The banking units may deploy funds with persons resident in India as well as persons not resident in India. Borrowing from a person resident in India and deployment of funds with persons resident in India shall be subject to the provisions of the Foreign Exchange Management Act, 1999. Banking units may also act as lenders in Rupee denominated loans, in any form, to persons resident in India, subject to specific provisions. Banking units are also permitted to accept deposits and can provide foreign currency accounts to qualified individuals, persons resident outside India who are corporate or institutional entities, and persons resident in India for investment in International Financial Services Centre.

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

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, our subsidiaries offering life insurance and general insurance products, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (IRDAI or Authority). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/ registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

The governance framework for insurance companies includes the board of directors, key management personnel, constitution of various committees such as the policyholder protection committee, define the role of appointed actuaries, appointment of auditors and relationship with stakeholders. The Insurance Regulatory and Development Authority of India has also issued regulations on the payment of commissions and rewards to agents and insurance intermediaries. The Authority also issued guidelines on insurance e-commerce allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing.

In September 2019, the Insurance Regulatory and Development Authority of India introduced “Regulatory sandbox” to provide a conducive environment for insurtech and fintech companies to develop innovations in the insurance space. Under the regulations, the Authority approved 33 products on January 14, 2020 followed by 16 products in the second tranche on March 31, 2020 and 18 products in the third tranche on June 3, 2020. Our general insurance subsidiary received approval for five products in the first tranche, for one product in the second tranche and in the third tranche received approval for three products and the life Insurance subsidiary received approval for five products in the second tranche.

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. The Insurance Regulatory and Development Authority of India has issued regulations relating to unit-linked life insurance products, non-linked life insurance products and health insurance products. The key regulations on linked and non-linked products include a minimum sum assured at seven times the annual premium; liquidity option for financial exigencies; and increase in revival period to three years for ULIPs and five years for traditional products. The key regulations are related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. There are regulations with regard to registration of corporate agents for the sale of insurance products where a corporate agent may tie up with up to three insurance companies each in life, nonlife and health insurance sectors.

In the wake of the Covid-19 pandemic, insurers were permitted to devise need based short term health policies subject to the prescribed conditions and in accordance with IRDAI (Health Insurance) Regulations. Additionally, two standard health products called Covid specific standard benefit based health policy (Corona Raksha Policy) and Covid Standard health policy (Corona Kavach Policy) were introduced to address the health insurance needs of public. Insurers were also permitted to grant moratorium of three months towards payment of instalments falling due between March 1, 2020 and May 31, 2020. The Insurance Regulatory and Development Authority of India recognised make-shift or The Insurance Regulatory and Development Authority of India issued a circular on Prudent management of financial resources of insurers. According to this, in the context of Covid-19 pandemic, insurers were permitted to take a conscious call in the matter of declaring dividends for fiscal 2021 after considering their capital, solvency and liquidity positions which had been earlier restricted.

The Insurance Laws (Amendment) Act, 2021, has allowed the foreign shareholding limit in insurance companies at 74.0%. The foreign investment rules shall be as prescribed by the Government. In May 2020, the Insurance Regulatory and Development Authority of India had permitted insurance intermediaries including insurance brokers, re-insurance brokers, corporate agents, third-party administrators and such others to receive 100.0% foreign direct investment under the automatic route.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company, our asset management subsidiary, is subject to provisions of the Securities and Exchange Board of India (Mutual Fund) Regulations 1996, as amended from time to time and various circulars issued thereunder. The regulations, among other things, provides for registration of a mutual fund, restrictions on business activities of asset management companies, a process for launching of mutual fund schemes, requirements for investment objectives of a scheme and valuation policies and pricing, and disclosures and reporting requirements, among other things. Further, the regulations provide for various investment restrictions, including a cap on investing in a single company, group or sector and restrictions on investing in associates and group companies.

The key changes recently announced in the regulations by the Securities and Exchange Board of India are as follows:

•	Guidelines on Know Your Customer processes, use of technology and Aadhaar Authentication services for know your customer.

•	Guidelines on changing the investment mandate of multi cap funds with a minimum investment of 25% each in large cap, small cap and mid cap stocks to ensure multi cap funds hold a well diversified portfolio.

•	Introduction of a new category of mutual funds called as Flexi-cap mutual funds which will invest across various market capitalisations (large cap, mid caps and small cap).

•	Guidelines related to execution of trades of commercial paper/corporate bond through Request for Quote (RFQ) platform were issued to enhance the transparency pertaining to debt schemes.

•	Guidelines related to uniform applicability of NAV upon realization of funds have been issued which enables investors to get the purchase NAV of the day when investor's money reaches the asset management company, irrespective of the size of the investments.

•	Guidelines related to product labeling (Risk-o-meter) of the mutual fund schemes wherein apart from the existing five categories of risk, a “very high” risk category has been introduced to help investors make better decisions about their investments in high risk mutual funds.

•	Doubling of the foreign investment limit per mutual fund house to USD 600.0 million from the existing limit of USD 300.0 million.

•	Guidelines on inter scheme transfers of securities to take cognisance of movement of bad credit from one scheme to another.

Code of conduct for fund managers and dealers.

•	Guidelines related to holding of atleast 10% of the net assets of all the open ended debt mutual fund schemes in liquid assets.

•	Guidelines related to setting up of limited purpose clearing corporation for clearing and settling repo transactions in corporate debt securities.

Our asset management subsidiary is also subject to separate guidelines issued by the Securities and Exchange Board of India for its other business verticals i.e. portfolio management services, alternative investment funds, venture capital funds, among others.

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

Representative Offices

Our representative offices in United Arab Emirates, Bangladesh, Malaysia, Nepal and Indonesia are regulated by the respective regulatory authorities.

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

If a sale of securities has taken place in terms of the rules laid down by the government, Reserve Bank of India guidelines and other applicable regulations, then provided (i) the securities were held on repatriation basis, (ii) either the securities has been sold in compliance with the pricing guidelines issued by the Reserve Bank of India or Reserve Bank of India’s approval has been obtained in other cases and (iii) a no objection/tax clearance certificate from income tax authority had been obtained, the sale proceeds may be freely remitted.

A new scheme called 'Depository Receipts Scheme, 2014' (DR Scheme, 2014) for investments under ADR / GDR has been effective from December 15, 2014 which provides for repeal of extant guidelines for Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 except to the extent relating to foreign currency convertible bonds.

The issuance of fresh depositary receipts and any changes/modifications in the existing terms and conditions of ADR/GDR should be in accordance with 'Depository Receipts Scheme, 2014'’ or/and is subject to approval/clarification from Reserve Bank of India/Securities and Exchange Board of India.

In terms of schedule IX of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 dated October 17, 2019, pertaining to investment in Depository receipts by a person resident outside India, the guidelines are as below:

Issue or transfer of eligible instruments to a foreign depository for the purpose of issuance of depository receipts by eligible person(s)-

(a)	Any security or unit in which a person resident outside India is allowed to invest under these rules shall be eligible instruments for issue of Depository Receipts in terms of Depository Receipts Scheme, 2014 (DR Scheme,2014).

(b)	A person shall be eligible to issue or transfer eligible instruments to a foreign depository for the purpose of issuance of depository receipts in accordance with the DR Scheme, 2014 and guidelines issued by the Central Government in this regard.

(c)	A domestic custodian may purchase eligible instruments on behalf of a person resident outside India, for the purpose of converting the instruments so purchased into depository receipts in terms of DR Scheme, 2014.

(d)	The aggregate of eligible instruments which may be issued or transferred to foreign depositories, along with eligible instruments already held by persons resident outside India, shall not exceed the limit on foreign holding of such eligible instruments under the Act, rules or regulations framed there under.

(e)	The eligible instruments shall not be issued or transferred to a foreign depository for the purpose of issuing depository receipts at a price less than the price applicable to a corresponding mode of issue or transfer of such instruments to domestic investors under the applicable laws.

Depository Receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of DR Scheme 2014 and have to comply with the provisions specified in this schedule.

The Securities and Exchange Board of India vide a circular dated October 10, 2019 has provided a framework for issue of depositary receipts. As per the circular, only a company incorporated in India and listed on a recognized stock exchange in India may issue permissible securities or their holders may transfer permissible securities, for the purpose of issue of depositary receipts subject to compliance with the eligibility criteria defined by the Securities and Exchange Board of India. SEBI has further issued operational guidelines dated October 1, 2020 for monitoring foreign holding in depository receipts. Pursuant to the same, every listed company shall appoint one Indian depository as the designated depository for the purposes of monitoring such limits.

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

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”) inter-alia provide for the following restrictions on foreign ownership for private sector banks:

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

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India issued Foreign Portfolio Regulations, 2019. Under the foreign portfolio investment regime, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The total holding by each foreign portfolio investor or an investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. If the total investment exceeds the aforementioned threshold of below 10.0%, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered as Foreign Direct Investment and the foreign portfolio investor and its investor group shall not make further portfolio investment in that company. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly, having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be clubbed at the investment limit as applicable to a single foreign portfolio investor.

Transfer of equity instruments by a person resident outside India

A person resident outside India (other than a non-resident Indian/ Overseas Citizen of India/ an erstwhile overseas corporate body) may transfer by way of sale or gift the equity instruments of an Indian company or units held by him or it to any person resident outside India:

provided that:

i.	prior government approval shall be obtained for any transfer in case the company is engaged in a sector which requires government approval;

ii.	where the equity instruments are held by the person resident outside India on a non-repatriable basis, the transfer by way of sale where the transferee intends to hold the equity instruments on a repatriable basis, shall be in compliance with and subject to the adherence to entry routes, sectoral caps or investment limits, as specified in Rules and attendant conditionalities for such investment, pricing guidelines, documentation and reporting requirements for such transfers, as may be specified by the Reserve Bank of India from time to time.

A person resident outside India holding equity instruments of an Indian company or units,

(a)       may transfer the same to a person resident in India by way of gift;

(b)       may sell the same on a recognized stock exchange in India through a registered broker in the manner prescribed by Securities and Exchange Board of India; or

(c)       may sell the same to a person resident in India, subject to the adherence to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the Reserve Bank of India in consultation with the Government from time to time.

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

Currently, an Indian entity or an investment vehicle making a downstream investment in another Indian entity which is considered as indirect foreign investment for the investee Indian entity in terms of Foreign Exchange Management (Non-Debt Instrument) Rules, 2019, shall notify the Secretariat for Industrial Assistance about such investment (including modality of investment in new/existing ventures) within 30 days, even if shares have not been allotted. Such entity or investment vehicle shall also file Form DI with the Reserve Bank of India within 30 days from the date of allotment of equity instruments.

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

We have paid dividends consistently every year from fiscal 1996, the second year of our operations, other than for fiscal 2020, as the Board of Directors did not recommend any dividend in view of the Reserve Bank of India circular ‘Declaration of dividends by banks (Revised)’ dated April 17, 2020, directing banks not to make any dividend payouts from the profits pertaining to fiscal 2020, with the intent that banks conserve capital to retain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by Covid-19. For fiscal 2017, we paid a dividend, excluding dividend tax, of Rs. 2.50 per equity share (pre-bonus issue), aggregating to Rs. 14.6 billion in July 2017. For fiscal 2018, we paid a dividend, excluding dividend tax, of Rs. 1.50 per equity share, aggregating to Rs. 9.7 billion in September 2018. For fiscal 2019, we paid a dividend, excluding dividend tax, of Rs. 1.00 per equity share, aggregating to Rs. 6.4 billion in August 2019. For fiscal 2021, the Board of Directors has proposed a dividend, excluding dividend tax, of Rs. 2.00 per equity share, which will be paid after approval by the shareholders in the forthcoming annual general meeting.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2017	5.00	29.1
2018	2.50	14.6
2019	1.50	9.7
2020	1.00	6.4
2021	Nil	Nil

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

The period of 60 days is replaced with 182 days (where an individual is having income in India other than foreign source less than Rs. 1.5 million)/ replaced with 120 days (where an individual is having income in India other than foreign source more than Rs. 1.5 million) in the case of:

•	an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year, or

•	an Indian citizen who leaves India for purposes of employment or

•	as a member of the crew of an Indian ship during the fiscal year.

A company is resident in India in any fiscal year if it is an Indian company or its place of effective management in that year is in India. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

As per Finance Act, 2020 Dividend Distribution Tax (DDT) is being abolished and dividends paid are subject to tax in India in the hands of recipient. Hence, as per provision of the income tax laws dividend received in respect of ADS will be taxable at the rate of 10% and payer of the dividend would be required to deduct tax at the rate of 10%.

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

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares,

(a)	To be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Income Tax Act. As per the provisions of the Income Tax Act, any income by way of capital gains payable to non-residents may be subject to withholding of tax at the rate under the Income Tax Act or the double taxation treaty, whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities.

(b)	To get the benefit of the applicable double taxation treaty, the non-resident investor must furnish a certificate of his or her residence in a country outside India and such other documents as may be prescribed under the Act such as valid Permanent Account Number (PAN) issued by the Indian Income Tax authorities or tax identification number issued by the Income Tax authorities country of tax residence along with certain other details such as name, e-mail ID, contact number, address etc.

Where PAN is submitted, it should be linked to Aadhaar (applicable in case of individuals) and investor should have filed his income tax returns in India in past two years, otherwise tax will be deducted at the higher rate which may go upto 20% or more.

(c)	The non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of the Income Tax Act

(d)	However, as per of the Income Tax Act, no deduction of tax shall be made from capital gain arising from transfer of securities, payable to a Foreign Institutional Investor.

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

Stamp Duty

Pursuant to an amendment to the Indian Stamp Act, 1899 effective July 1, 2020, stamp duty is payable on any issue/ transfer of equity shares in non-physical form. Our equity shares are compulsorily delivered in non-physical form.

Upon the issuance of the equity shares underlying ADSs, we are required to pay a stamp duty of 0.005% of the total market value of the equity shares issued. A transfer of ADSs is not subject to stamp duty under Indian law. Similarly, transfer of equity shares (on delivery basis) by a non-resident investor is also subject to stamp duty at the rate of 0.015% of the market value of the equity shares on the trade date. Such stamp duty is payable, (i) by the buyer in case the transfer of equity shares is through a stock exchange and (ii) by the seller in case the transfer of equity shares is other than through a stock exchange or is through a depository or is other than through a depository.

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

Indian income taxes withheld from cash dividends on the Company shares or ADSs will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances. The rules governing foreign tax credits are complex, and U.S. Holders should consult their own tax advisers regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such Indian taxes in computing its income, subject to generally applicable limitations under U.S. federal income tax law.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and investment gains) or (ii) 50.0% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the “Active Banks Proposed Regulations”), which were proposed to be effective for taxable years beginning after December 31, 1994, and under current guidance can be relied upon, we do not believe we were a PFIC for our taxable year that ended March 31,2021. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form (and the manner of their application is not entirely clear), because the rules applicable to active insurance companies are subject to change (including under certain proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks and insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you owned ADSs or equity shares, you may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or equity shares by you would be allocated ratably over your holding period for such ADSs or equity shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that distributions received by you on your ADSs or equity shares during a taxable year exceed 125% of the average of the annual distributions on such ADSs or equity shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions would be subject to taxation in the same manner as gain, as described above in this paragraph.

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

The data for fiscal 2017 through fiscal 2021 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

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

The consolidated financial statements for fiscal 2017 and fiscal 2018 were audited by B S R & Co. LLP, Chartered Accountants, and for fiscal 2019 through fiscal 2021 by Walker Chandiok & Co LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2017 through fiscal 2021 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, had been accounted for by the equity method until fiscal 2017. On July 3, 2017 our general insurance joint venture agreement with Fairfax Financial Holdings was terminated in a mutual agreement. Hence, under U.S. GAAP, the ICICI Lombard General Insurance Company Limited has been fully consolidated from fiscal 2018. Under Indian GAAP, these insurance subsidiaries are fully consolidated across all the years.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2021. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year- end fiscal 2021 was Rs. 73.14 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

In view of the changes in the regulatory provisions, including enactment of the Companies Act, 2013, the repeal of the provisions of the Companies Act, 1956, as amended, and amendments to the Banking Regulation Act, 1949 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended upto April 2019, the existing Articles of Association of the Bank required alterations, replacement or deletions. Hence, it was considered necessary to wholly replace the existing Articles of Association with revised Articles of Association. The Board of Director at its meeting held on May 6, 2019 approved the alterations to Memorandum of Association and the proposed revised Articles of Association of the Bank, subject to the approval of the Shareholders and such regulatory approvals as may be necessary or required. The Shareholders at the annual general meeting held on August 9, 2019:

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

Exhibit Index

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated herein by reference to Exhibit 1.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
1.2	ICICI Bank Articles of Association, as amended (incorporated herein by reference to Exhibit 1.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to Exhibit 2.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to Exhibit 4.3 to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2012 filed on July 31, 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011(incorporated by reference to Exhibit 2.3 to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2016 filed on August 1, 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011 (incorporated herein by reference to Exhibit 2.4 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
2.5	ICICI Bank’s Specimen Certificate for Equity Shares.
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated herein by reference to Exhibit 4.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2019 filed on July 31, 2019).
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes- Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
Name: Mr. Rakesh Jha
Title: Group Chief Financial Officer

Place: Mumbai

Date: July 30, 2021

ICICI Bank Limited and subsidiaries
Consolidated Financial Statements
For the year ended March 31, 2020
and March 31, 2021 together
with Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited (the ‘Bank’) and subsidiaries (collectively, the ‘Company’) as of March 31, 2021 and 2020, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2021, and the related notes and financial statement schedules 1 to 18 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with  generally accepted accounting principles in India.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 30, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As discussed in Note B (7) to the consolidated financial statements, the Company’s allowance for credit losses under generally accepted accounting principles in India (Indian GAAP) was Rs. 328,582.0 million as at March 31, 2021 (the March 31, 2021 Indian GAAP ACL). As discussed in Note 22(f) to the consolidated financial statements, the Company adopted ASU No. 2016-13, Financial Instruments — Credit Losses (ASC Topic 326), as of April 1, 2020. The allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. generally accepted accounting principles (U.S. GAAP) as of April 1, 2020 was Rs. 51,875.7 million (net of deferred taxes), which included allowance for credit losses on loans evaluated on a collective basis (the April 1, 2020 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the April 1, 2020 individual ACL). As discussed in Note 21 to the consolidated financial statements, the Company’s allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. GAAP as of March 31, 2021 was Rs. 471.3 million, which included allowance for credit losses on loans evaluated on a collective basis (the March 31, 2021 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the March 31, 2021 individual ACL). The March 31, 2021 Indian GAAP ACL, the April 1, 2020 collective ACL, the April 1, 2020 individual ACL, the March 31, 2021 collective ACL and the March 31, 2021 individual ACL are collectively referred to as ‘total ACL’.

The March 31, 2021 Indian GAAP ACL for impaired loans (non-performing loans or NPLs) includes ACL on loans identified as NPL through a review of select accounts by evaluation of additional information (other than that relating to the payment record). Measurement of the Company’s March 31, 2021 Indian GAAP ACL for non-performing loans requires an estimation of the values of collateral held by the Company and the period for which the account remained NPL.

The April 1, 2020 collective ACL and the March 31, 2021 collective ACL include the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the April 1, 2020 collective ACL and the March 31, 2021 collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The quantitative calculation of expected credit losses is the product of multiplying the Company’s estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD). For the quantitative calculation, the Company uses models to develop the PD and LGD, which are derived from internal historical default and loss experience, that incorporate the relevant macro-economic scenario over reasonable and supportable forecast periods. The term structure for subsequent periods is built using single year reversion to the long run historical information. All such periods are established for each portfolio segment. The Company estimates the EAD using a model which estimates prepayments over the life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and EAD models, the Company segments the portfolio into pools, incorporating certain criteria including, but not limited to customer type, risk rating and delinquency status for commercial loans and product type, delinquency status, credit scores and months on book for non-commercial loans. The Company has developed internal models to assign credit risk ratings to borrowers, which are used for the segmentation of commercial loans. The quantitative calculation is adjusted to take into consideration model imprecision not yet reflected in the calculation. Judgment is applied in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

The April 1, 2020 individual ACL and the March 31, 2021 individual ACL include the measure of expected credit losses on an individual basis for those commercial loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration, based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. The Company estimated the April 1, 2020 individual ACL and the March 31, 2021 individual ACL using either the present value of the expected future cash flows, or in the case of a collateral dependent loan, using the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan.

We identified the assessment of total ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of total ACL due to significant measurement uncertainty. Identification of NPLs for the March 31, 2021 Indian GAAP ACL involved evaluation of additional information (other than that relating to the payment record), which required complex auditor judgment. The measurement of the March 31, 2021 Indian GAAP ACL for NPLs required an estimation of the values of collateral held by the Company. Additionally, the assessment of the April 1, 2020 collective ACL and the March 31, 2021 collective ACL (collectively referred to as ‘Collective ACL’) encompassed the evaluation of the Collective ACL methodology, including the methods and models used to estimate the PD, LGD, and EAD and their significant assumptions. Such significant assumptions included portfolio segmentation, the relevant macro-economic scenario, the reasonable and supportable forecast periods, the historical observation period, credit risk ratings for commercial loans and prepayment estimates. The assessment also included the evaluation of the qualitative factors and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertainties due to result of the COVID-19 pandemic. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, commercial loan credit risk rating and EAD models. The April 1, 2020 individual ACL and the March 31, 2021 individual ACL (collectively referred to as ‘individual ACL’) required significant auditor judgment to identify the loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance, and to estimate the recovery on such loans based on either the present value of the expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of the total ACL estimates, including controls over the:

-	evaluation of additional information (other than that relating to the payment record) required for identification of NPL through a review of select accounts

-	estimation of the values of collateral considered for measurement of the March 31, 2021 Indian GAAP ACL for NPLs

-	development and review of the Collective ACL methodology

-	development of the PD, LGD, commercial loan credit risk rating and EAD models

-	identification and determination of the significant assumptions used in the PD, LGD, commercial loan credit risk rating and EAD models

-	determination of the key assumptions and inputs used to estimate the quantitative and qualitative calculation of the Collective ACL, including selection of relevant macroeconomic variables and consideration of uncertainties due to result of the COVID-19 pandemic

-	validation of the PD, LGD, commercial loan credit risk rating and EAD models for the Collective ACL

-	identification of the commercial loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance

-	estimation of recovery on individually assessed loans based on either the present value of expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell.

For the March 31, 2021 Indian GAAP ACL, we tested the identification of NPLs using additional information (other than that relating to the payment record) for a selection of loans by evaluating financial performance of the borrower and the other applicable qualitative criteria. We tested the value of collateral considered for the measurement of the March 31, 2021 Indian GAAP ACL by comparing it to external appraisals. We evaluated the Company’s development of the Collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the Collective ACL methodology for compliance with U.S. generally accepted accounting principles

-	evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD, LGD, and EAD models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

-	assessing the conceptual soundness and performance testing of the PD, LGD, commercial loan credit risk rating and EAD models by inspecting the model documentation to determine whether the models are suitable for their intended use

-	evaluating the methodology used to develop and incorporate the relevant macro-economic scenario over the reasonable and supportable forecast periods and underlying assumptions by comparing it to the Company’s business environment and relevant industry practices

-	assessing the macro-economic variables through benchmarking to publicly available forecasts, where available

-	evaluating the length of the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period by comparing them to specific portfolio risk characteristics and trends

-	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

-	testing the methodology used for estimation of individual credit risk ratings for commercial loans by performing quantitative validation of credit rating models used to assign the credit risk ratings

-	evaluating the methodology used for estimating the prepayments within the EAD models over the life of the loans

-	evaluating the methodology used to develop the qualitative factors, including consideration of uncertainties due to result of the COVID-19 pandemic and the effect of those factors on the Collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative calculations.

We performed credit reviews for a selection of commercial loans to test the identification of the loans that do not share similar risk characteristics on account of credit deterioration, based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. For a selection of individually assessed commercial loans, we tested the measurement of the April 1, 2020 individual ACL and the March 31, 2021 individual ACL by comparing the value of collateral to external appraisals or tested the projections of future cash flows by comparing them to historic performance and assessing them against current economic conditions.

Liabilities in respect to life insurance policies and amortization of deferred acquisition cost

As given in the consolidated financial statements, liabilities for life insurance policies in force is included in the total liabilities for policies in force of Rs. 2,031,800.4 million. As discussed in Note 22(h) to the consolidated financial statements, the significant difference between Indian GAAP and US GAAP in case of the life insurance affiliate includes the net income reconciling item on account of difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost between of Rs. 23,030.4 million.

The liabilities in respect of life insurance policies in force under Indian GAAP are estimated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the Insurance Regulatory and Development Authority of India (IRDAI) and relevant Guidance Notes / Actuarial Practice Standards of the Institute of Actuaries of India. The actuarial liability for non-linked policies, both participating and non-participating, is calculated by the Company using the gross premium method, that involves assumptions for interest, mortality, morbidity, expenses and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of future profits to shareholders. These assumptions are determined as prudent estimates updated at the date of valuation, including allowances for possible adverse deviations.

Policyholders’ liabilities for non-linked policies under U.S. GAAP are valued using the Net Premium Method as prescribed under U.S. GAAP. These liabilities consist of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred profit liability. These liabilities are established based on actuarial assumptions at the time the policies are issued, which are intended to estimate the experience for the period the policy benefits are payable. Significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves, which are based on current assumptions. In addition, acquisition costs for non-linked policies under U.S. GAAP which are deferred, are amortized in proportion to premium revenue recognition. The determination of the reserves and the amortization of the deferred acquisition costs considers assumptions that include discount rate, mortality, morbidity, policy lapse and investment returns and these are on a locked in basis. Further, the discount rates used for non-linked products represent best estimates with a provision for adverse deviation. The assumptions change at every financial year end only for the new business sold during the year. The Company applies considerable judgment in evaluating actual experience to determine whether a change in assumptions for new policies is warranted under US GAAP.

Policyholders’ liabilities for linked policies under U.S. GAAP consist of two parts, namely, benefit reserves and unearned revenue reserve. In addition, acquisition costs for linked policies under U.S. GAAP which are deferred, are amortized in proportion to estimated gross profits (EGPs). The EGPs consist of margins available from mortality and contract administration, investment earnings spreads, surrender charges and other expected assessments and credits. The Company applies considerable judgment in evaluating emerging actual experience for assumptions used in the determination of reserves and the amortization of deferred acquisition costs, that include discount rate, mortality, morbidity, policy lapse, expenses and investment returns. These assumptions represent best estimates and may change at every financial year end.

We identified the assessment of liabilities for life insurance policies in force under Indian GAAP and determination of policyholders’ liabilities and amortization of deferred acquisition cost under US GAAP to be a critical audit matter since it involves a high degree of audit effort, including subjective and complex auditor judgment in evaluating management’s estimate, and use of actuarial professionals with specialized skill and knowledge to assist in performing procedures and evaluating the estimate of such liabilities. Specifically, there is significant judgement in determination of assumptions for all policies in force under Indian GAAP. In case of non-linked policies under US GAAP, there is significant judgement in evaluating the assumptions used for determination of the reserves and the amortization of the deferred acquisition cost for new business sold during the year and whether a change in assumptions is warranted. In case of linked policies under US GAAP, there is significant judgement in evaluating the assumptions used for determination of the reserves and the amortization of the deferred acquisition cost for all policies in force.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of liabilities for life insurance policies in force under Indian GAAP and policyholders’ liabilities and amortization of deferred acquisition cost under US GAAP, including controls over the valuation process and underlying data which included assessment and approval of the methods and assumptions adopted over such measurements as well as appropriate access and change management controls over the actuarial models. We involved actuarial professionals with specialized skills and knowledge who assisted in:

-	assessing the methodology for selecting assumptions by comparing the methodology used against industry standard actuarial practice

-	assessing the methodology for calculating the liabilities and amortization of deferred acquisition cost by reference to the requirements of the industry standard actuarial practice and assessing the impact of current year changes in methodology on the calculation of policyholder liabilities and amortization of deferred acquisition cost.

-	evaluating the analysis of the movements in liabilities and deferred acquisition cost during the year, including consideration of whether the movements were in line with the methodology and assumptions adopted

-	evaluating judgments applied by management in setting assumptions, including evaluating the results of experience studies used as the basis for setting those assumptions

-	independently re-calculating the liabilities and deferred acquisition cost for a selection of individual policies for select products to assess whether the selected model calibration had been appropriately implemented

-	evaluating the appropriateness of the methodology and assumptions used in the Company’s annual premium deficiency tests and assessed the reasonableness of results.

Liabilities for non-life insurance policies

As given in the consolidated financial statements, liabilities for non-life insurance policies in force is included in other liabilities and provisions of Rs. 996,164.1 million.

For non-life insurance business under Indian GAAP and US GAAP, liabilities for non-life insurance policies represent the estimated liability for outstanding claims made following a loss occurrence reported, estimated liability for claims incurred but not reported (IBNR), and claims incurred but not enough reported (IBNER). These claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs.

The Company’s estimate of the liabilities relies on several key judgments, including selection of the relative actuarial methods by line of business, groupings of similar product lines and determination of underlying actuarial assumptions like (a) expected loss ratios, (b) loss development factors, and (c) loss cost trend factors. Actuarial reviews consider various factors, such as changes in claims handling procedures, legal environment, social attitudes, results of litigation, costs of repairs, changing trends in medical costs, minimum wages and other factors such as inflation and exchange rates. These estimates are progressively revalidated on availability of further information.

We identified the valuation of liabilities for non-life insurance policies as a critical audit matter since it involves a high degree of audit effort, including subjective and complex auditor judgment in evaluating the Company’s estimate, and use of actuarial professionals with specialized skill and knowledge to assist in performing procedures and evaluating the adequacy of such liabilities. There is significant judgement in the selection of the relative actuarial methods by line of business, groupings of similar product lines and determination of underlying actuarial assumptions like (a) expected loss ratios, (b) loss development factors, and (c) loss cost trend factors.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of liabilities in respect of non-life insurance policies, including controls over the valuation process which included assessment and approval of the methods and assumptions adopted over the calculation of liabilities as well as appropriate access and change management controls over the actuarial models. We involved actuarial professionals with specialized skills and knowledge who assisted in:

-	assessing assumptions and methodologies underlying the Company’s reserve estimate for IBNR and IBNER and comparing the methodology used against industry standard actuarial practice

-	evaluating the Company’s actuarial reserving methods including actuarial assumptions and judgments impacting the liabilities and the consistency of the approach period-over-period

-	evaluating the Company’s estimates by performing independent analyses of the liabilities for selected lines of business

-	assessing the Company's internally prepared actuarial analysis in comparison to the Company's internal experience and related industry trends for selected other lines of business.

We have served as the Company’s auditor since 1999.

/s/KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 30, 2021

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors ICICI Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the ‘PCAOB’), the consolidated balance sheets of the Company as of March 31, 2021 and 2020, the related consolidated profit and loss accounts and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes and financial statement schedules 1 to 18B (collectively, the ‘consolidated financial statements’), and our report dated July 30, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Mangement’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

/s/KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 30, 2021

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2021	March 31, 2020

CAPITAL AND LIABILITIES

Capital	1	13,834,104	12,947,649
Employees stock options outstanding		31,010	34,858
Reserves and surplus	2	1,562,009,891	1,216,618,065
Minority interest	2A	95,883,393	67,947,696
Deposits	3	9,599,400,180	8,007,844,610
Borrowings	4	1,438,999,393	2,138,517,821
Liabilities on policies in force		2,031,800,413	1,454,862,509
Other liabilities and provisions	5	996,164,062	874,149,115

TOTAL CAPITAL AND LIABILITIES		15,738,122,446	13,772,922,323

ASSETS

Cash and balances with Reserve Bank of India	6	463,022,049	353,119,341
Balances with banks and money at call and short notice	7	1,012,683,253	925,409,876
Investments	8	5,365,786,165	4,434,726,298
Advances	9	7,918,013,918	7,062,461,122
Fixed assets	10	108,092,581	104,086,576
Other assets	11	870,524,480	893,119,110

TOTAL ASSETS		15,738,122,446	13,772,922,323

Contingent liabilities	12	30,213,442,288	30,030,535,324
Bills for collection		548,463,817	484,012,620
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2021	March 31, 2020	March 31, 2019

I. INCOME
Interest earned	13	891,626,638	848,357,730	719,816,540
Other income	14	721,738,138	649,503,301	593,248,453

TOTAL INCOME		1,613,364,776	1,497,861,031	1,313,064,993

II. EXPENDITURE
Interest expended	15	426,590,874	446,655,222	391,775,414
Operating expenses	16	762,716,696	715,178,988	642,588,800
Provisions and contingencies (refer note 18.6)		220,417,554	223,772,141	221,809,173

TOTAL EXPENDITURE		1,409,725,124	1,385,606,351	1,256,173,387

III. PROFIT/(LOSS)
Net profit for the year		203,639,652	112,254,680	56,891,606
Less: Minority interest		19,796,467	16,591,602	14,349,219
Net profit after minority interest		183,843,185	95,663,078	42,542,387
Profit brought forward		267,999,958	220,201,086	219,991,613

TOTAL PROFIT/(LOSS)		451,843,143	315,864,164	262,534,000

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		40,482,000	19,828,000	8,409,000
Transfer to/(from) Reserve Fund		(77,638)	3,670	7,569
Transfer to Capital Reserve		1,302,300	3,954,400	280,000
Transfer to Capital Redemption Reserve		--	--	3,500,000
Transfer to/(from) Investment Reserve Account		--	--	--
Transfer to/(from) Investment Fluctuation Reserve		(2,495,799)	6,690,000	12,692,000
Transfer to Special Reserve		10,943,500	7,966,300	5,352,000
Transfer to/(from) Revenue and other reserves		16,532,790	686,312	245,223
Dividend paid during the year		--	6,453,078	9,651,292
Corporate dividend tax paid during the year		--	2,282,446	1,933,076
Balance carried over to balance sheet		385,155,990	267,999,958	220,463,840

TOTAL		451,843,143	315,864,164	262,534,000

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		27.26	14.81	6.61
Diluted (Rs.)		26.83	14.55	6.53
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

		Year ended
		March 31, 2021	March 31, 2020	March 31, 2019

Cash flow from/(used in) operating activities

Profit before taxes		240,486,799	169,294,471	59,733,445

Adjustments for:
Depreciation and amortisation		14,713,701	13,696,381	10,453,730
Net (appreciation)/depreciation on investments[1]		(22,476,697)	21,809,159	57,889
Provision in respect of non-performing and other assets		110,315,149	89,627,398	176,113,934
General provision for standard assets		49,069,050	34,439,929	2,414,407
Provision for contingencies & others		6,339,684	7,936,906	22,498,491
(Profit)/loss on sale of fixed assets		63,424	(1,450)	22,012
Employees stock option grants		77,611	114,130	79,246

	(i)	398,588,721	336,916,924	271,373,154

Adjustments for:
(Increase)/decrease in investments		90,478,662	(315,313,149)	33,463,685
(Increase)/decrease in advances		(968,932,842)	(692,434,146)	(972,978,394)
Increase/(decrease) in deposits		1,591,555,570	1,194,675,249	955,208,236
(Increase)/decrease in other assets		4,276,368	24,560,834	(31,691,451)
Increase/(decrease) in other liabilities and provisions		302,522,352	271,160,685	314,897,698

	(ii)	1,019,900,110	482,649,473	298,899,774

Refund/(payment) of direct taxes	(iii)	(38,335,863)	(23,918,931)	(83,562,401)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii))	(A)	1,380,152,968	795,647,466	486,710,527

Cash flow from/(used in) investing activities
Purchase of fixed assets		(16,882,058)	(18,734,522)	(11,481,488)
Proceeds from sale of fixed assets		121,649	255,374	468,831
(Purchase)/sale of held to maturity securities		(613,108,700)	(404,605,131)	(290,459,494)

Net cash flow from/(used in) investing activities	(B)	(629,869,109)	(423,084,279)	(301,472,151)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		154,600,321	5,493,213	3,486,300
Proceeds from long-term borrowings		294,215,131	366,114,451	262,388,237
Repayment of long-term borrowings		(527,734,115)	(520,006,249)	(304,162,713)
Net proceeds/(repayment) of short-term borrowings		(467,749,038)	187,184,210	(149,997,897)
Dividend and dividend tax paid		--	(8,863,792)	(11,688,270)

Net cash flow from/(used in) financing activities	(C)	(546,667,701)	29,921,833	(199,974,343)

Effect of exchange fluctuation on translation reserve	(D)	(6,440,073)	2,135,244	(1,346,413)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	197,176,085	404,620,264	(16,082,380)

Cash and cash equivalents at beginning of the year	1,278,529,217	873,908,953	889,991,333
Cash and cash equivalents at end of the year	1,475,705,302	1,278,529,217	873,908,953

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited. (March 31, 2020: Nil; March 31, 2019: ICICI Prudential Life Insurance Company Limited, through an offer for sale on stock exchanges).

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	March 31, 2021	March 31, 2020

Authorised capital
12,500,000,000 equity shares of Rs. 2 each (March 31, 2020: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital
Issued, subscribed and paid-up capital 6,472,765,203 equity shares of Rs. 2 each (March 31, 2020: 6,446,239,653 equity shares)	12,945,530	12,892,479
Add: 443,227,184[1] equity shares of Rs. 2 each (March 31, 2020: 26,525,550 equity shares) issued during the period	886,455	53,051
	13,831,985	12,945,530

Add: Forfeited equity shares[2]	2,119	2,119

TOTAL CAPITAL	13,834,104	12,947,649

1.	Represents 418,994,413 equity shares issued under Qualified Institutions Placement (QIP) and 24,232,771 equity shares issued (year ended March 31, 2020: 26,525,550 equity shares) pursuant to exercise of employee stock options during the year ended March 31, 2021.

2.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

I. Statutory reserve
Opening balance	257,205,519	237,377,519
Additions during the year	40,482,000	19,828,000
Deductions during the year	--	--

Closing balance	297,687,519	257,205,519

II. Special reserve
Opening balance	107,706,000	99,739,700
Additions during the year	10,943,500	7,966,300
Deductions during the year	--	--

Closing balance	118,649,500	107,706,000

III. Securities premium
Opening balance	335,899,406	330,333,217
Additions during the year[1]	154,497,014	5,566,189
Deductions during the year[2]	(701,689)	--

Closing balance	489,694,731	335,899,406

IV. Investment reserve account
Opening balance	--	--
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	--	--

V. Investment fluctuation reserve
Opening balance	19,382,000	12,692,000
Additions during the year[3]	--	6,690,000
Deductions during the year	(2,495,799)	--

Closing balance	16,886,201	19,382,000

VI. Unrealised investment reserve[4]
Opening balance	(270,042)	114,773
Additions during the year	243,797	8,352
Deductions during the year	(30,413)	(393,167)

Closing balance	(56,658)	(270,042)

VII. Capital reserve
Opening balance	132,740,016	128,785,616
Additions during the year[5]	1,302,300	3,954,400
Deductions during the year	--	--

Closing balance[6]	134,042,316	132,740,016

VIII. Capital redemption reserve
Opening balance	3,500,000	3,500,000
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	3,500,000	3,500,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020
IX. Foreign currency translation reserve
Opening balance	20,139,947	18,004,703
Additions during the year	607,130	2,135,244
Deductions during the year	(7,047,203)	--

Closing balance	13,699,874	20,139,947

X. Revaluation reserve (refer note 18.14)
Opening balance	31,433,597	30,699,986
Additions during the year[7]	499,560	1,430,661
Deductions during the year[8]	(680,333)	(697,050)

Closing balance	31,252,824	31,433,597

XI. Reserve fund
Opening balance	77,638	73,968
Additions during the year[9]	--	3,670
Deductions during the year[9]	(77,638)	--

Closing balance	--	77,638

XII. Revenue and other reserves
Opening balance	40,804,026	48,070,147
Additions during the year[10]	30,834,944	1,526,651
Deductions during the year[10]	(141,376)	(8,792,772)

Closing balance[11,12]	71,497,594	40,804,026

XIII. Balance in profit and loss account	385,155,990	267,999,958

TOTAL RESERVES AND SURPLUS	1,562,009,891	1,216,618,065

1.	Includes Rs. 5,257.4 million (year ended March 31, 2020: Rs. 5,452.1 million) on exercise of employee stock options and Rs. 149,162.0 million on account of equity shares issued under QIP.

2.	Represents amount utilised towards direct expenses relating to the issuance of equity shares under QIP.

3.	Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. As per the RBI circular, from the year ended March 31, 2019, an amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

4.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

5.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

6.	Includes capital reserve on consolidation amounting to Rs. 79.1 million (March 31, 2020: Rs. 79.1 million).

7.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

8.	Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

9.	Represents appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch. Balance in reserve fund transferred to balance in profit and loss account due to closure of Sri Lanka branch during the year ended March 31, 2021.

10.	Includes Rs. 10,725.6 million towards addition in fair value change account of insurance subsidiaries (March 31, 2020: reduction of Rs. 6,896.7 million).

11.	Includes unrealised profit/(loss), net of tax, of Rs. 347.1 million (March 31, 2020: Rs. (2,441.5) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

12.	Includes debenture redemption reserve amounting to Rs. 143.8 million (March 31, 2020: Rs. 154.8 million) of ICICI Lombard General Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

Opening minority interest	67,947,696	65,805,358
Subsequent increase/(decrease) during the year	27,935,697	2,142,338

CLOSING MINORITY INTEREST	95,883,393	67,947,696

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

A. I. Demand deposits
i) From banks	114,515,967	64,802,599
ii) From others	1,278,323,752	985,082,977
II. Savings bank deposits	3,039,179,239	2,540,649,723
III. Term deposits
i) From banks	96,198,935	202,585,695
ii) From others	5,071,182,287	4,214,723,616

TOTAL DEPOSITS	9,599,400,180	8,007,844,610

B. I. Deposits of branches in India	9,223,157,524	7,624,010,796
II. Deposits of branches/subsidiaries outside India	376,242,656	383,833,814

TOTAL DEPOSITS	9,599,400,180	8,007,844,610

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

I. Borrowings In India
i) Reserve Bank of India[1]	1,000,000	118,328,500
ii) Other banks	48,045,578	77,196,158
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions[2]	378,775,309	583,971,583
iv) Borrowings in the form of
a) Deposits	35,194,448	25,240,937
b) Commercial paper	42,187,893	32,372,198
c) Bonds and debentures (excluding subordinated debt)	229,521,286	223,537,229
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	101,200,000	101,200,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	--	--
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	92,707,554	122,224,946

TOTAL BORROWINGS IN INDIA	928,632,068	1,284,071,551

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	5,564,832	16,635,263
ii) Bonds and notes	186,163,655	317,155,245
iii) Other borrowings	318,638,838	520,655,762

TOTAL BORROWINGS OUTSIDE INDIA	510,367,325	854,446,270

TOTAL BORROWINGS	1,438,999,393	2,138,517,821

1.   Includes borrowings made by the Bank amounting to Rs. 1,000.0 million (March 31, 2020: Rs. 86,810.0 million) under Liquidity Adjustment Facility (LAF).

2.   Includes borrowings made by the Bank under repo and refinance.

3.  Secured borrowings in I and II above amount to Rs. 231,664.8 million (March 31, 2020: Rs. 149,584.2 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2021	March 31, 2020

I.	Bills payable	128,480,835	57,142,223
II.	Inter-office adjustments (net)	3,262,618	7,439,584
III.	Interest accrued	24,830,180	30,710,476
IV.	Sundry creditors	368,178,007	350,493,422
V.	General provision for standard assets (refer note 18.6)[1]	114,792,593	66,235,813
VI.	Others (including provisions)[2]	356,619,829	362,127,597

	TOTAL OTHER LIABILITIES AND PROVISIONS	996,164,062	874,149,115

1.	Includes Covid-19 related provision of the Bank amounting to Rs. 74,750.0 million (March 31, 2020: Rs. 27,250.0 million).

2.	Includes specific provision for standard loans made by the Bank.

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020
I. Cash in hand (including foreign currency notes)	71,416,989	99,698,231
II. Balances with Reserve Bank of India in current accounts	391,605,060	253,421,110

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	463,022,049	353,119,341

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020
I. In India
i) Balances with banks
a) in current accounts	2,921,504	3,641,937
b) in other deposit accounts	41,875,163	33,350,096
ii) Money at call and short notice
a) with banks[1]	352,190,000	594,212,800
b) with other institutions[2]	38,968,857	81,925,266

TOTAL	435,955,524	713,130,099

II. Outside India
i) in current accounts	318,835,630	139,090,607
ii) in other deposit accounts	199,063,472	25,420,683
iii) Money at call and short notice	58,828,627	47,768,487

TOTAL	576,727,729	212,279,777

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	1,012,683,253	925,409,876

1.	Includes lending by the Bank under Liquidity Adjustment Facility (LAF).

2.	Includes lending by the Bank under reverse repo.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

I. Investments in India [net of provisions]
i) Government securities	2,847,433,181	2,426,824,439
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares)[1]	181,089,061	140,980,322
iv) Debentures and bonds	503,180,423	390,872,056
v) Assets held to cover linked liabilities of life insurance business	1,385,491,431	970,849,767
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits and other related investments)	200,044,189	363,865,046

TOTAL INVESTMENTS IN INDIA	5,117,238,285	4,293,391,630

II. Investments outside India [net of provisions]
i) Government securities	193,166,090	76,815,873
ii) Others (equity shares, bonds and certificate of deposits)	55,381,790	64,518,795

TOTAL INVESTMENTS OUTSIDE INDIA	248,547,880	141,334,668

TOTAL INVESTMENTS	5,365,786,165	4,434,726,298

A. Investments in India
Gross value of investments[2]	5,126,563,887	4,364,490,309
Less: Aggregate of provision/depreciation/(appreciation)	9,325,602	71,098,679

Net investments	5,117,238,285	4,293,391,630

B. Investments outside India
Gross value of investments	249,941,929	145,190,661
Less: Aggregate of provision/depreciation/(appreciation)	1,394,049	3,855,993

Net investments	248,547,880	141,334,668

TOTAL INVESTMENTS	5,365,786,165	4,434,726,298

1.	Includes cost of investment in associates amounting to Rs. 6,725.9 million (March 31, 2020: Rs. 6,975.4 million) and goodwill on consolidation of associates amounting to Rs. 163.1 million (March 31, 2020: Rs. 163.1 million).

2.	Includes net appreciation amounting to Rs. 219,153.1 million (March 31, 2020: net depreciation amounting to Rs. 109,396.5 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

A. i) Bills purchased and discounted[1]	342,046,090	452,367,010
ii) Cash credits, overdrafts and loans repayable on demand	1,877,224,405	1,569,192,857
iii) Term loans	5,698,743,423	5,040,901,255

TOTAL ADVANCES	7,918,013,918	7,062,461,122

B. i) Secured by tangible assets (includes advances against book debts)	5,823,869,908	5,191,797,182
ii) Covered by bank/government guarantees	112,777,379	102,027,895
iii) Unsecured	1,981,366,631	1,768,636,045

TOTAL ADVANCES	7,918,013,918	7,062,461,122

C. I. Advances in India
i) Priority sector	2,031,797,475	1,909,009,874
ii) Public sector	451,897,529	159,541,485
iii) Banks	264,743	4,468,311
iv) Others	4,646,071,474	3,983,772,642

TOTAL ADVANCES IN INDIA	7,130,031,221	6,056,792,312

II. Advances outside India
i) Due from banks	9,923,766	7,567,003
ii) Due from others
a) Bills purchased and discounted	78,351,968	169,229,147
b) Syndicated and term loans	347,539,208	572,197,077
c) Others	352,167,755	256,675,583

TOTAL ADVANCES OUTSIDE INDIA	787,982,697	1,005,668,810

TOTAL ADVANCES	7,918,013,918	7,062,461,122

1.	Net of bills re-discounted amounting to Nil (March 31, 2020: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

I. Premises Gross block
At cost at March 31 of preceding year	94,289,893	91,641,299
Additions during the year[1]	1,891,104	3,406,276
Deductions during the year	(398,916)	(757,682)
Closing balance	95,782,081	94,289,893

Depreciation
At March 31of preceding year	19,790,481	18,131,632
Charge during the year[2]	2,347,909	2,267,498
Deductions during the year	(283,419)	(608,649)
Total depreciation	21,854,971	19,790,481

Net block	73,927,110	74,499,412

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	85,814,990	72,962,862
Additions during the year	15,086,502	15,799,750
Deductions during the year	(3,764,001)	(2,947,622)
Closing balance	97,137,491	85,814,990

Depreciation
At March 31 of preceding year	58,967,593	52,282,900
Charge during the year	10,918,958	9,430,440
Deductions during the year	(3,627,482)	(2,745,747)
Total depreciation	66,259,069	58,967,593

Net block	30,878,422	26,847,397

III. Lease assets Gross block
At cost at March 31 of preceding year	17,054,049	16,714,629
Additions during the year	681,172	339,420
Deductions during the year	--	--
Closing balance[3]	17,735,221	17,054,049

Depreciation
At March 31 of preceding year	14,314,282	14,300,031
Charge during the year	133,890	14,238
Deductions during the year	--	--
Total depreciation, accumulated lease adjustment and provisions	14,448,172	14,314,282

Net block	3,287,049	2,739,767

TOTAL FIXED ASSETS	108,092,581	104,086,576

1.	Includes revaluation gain amounting to Rs. 499.6 million (March 31, 2020: Rs. 1,430.7 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Includes depreciation charge on account of revaluation of Rs. 680.3 million for the year ended March 31, 2021 (year ended March 31, 2020: Rs. 654.9 million).

3.	Includes assets taken on lease by the Bank amounting to Rs. 1,020.6 million (March 31, 2020: Rs. 339.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

I. Inter-office adjustments (net)	--	--
II. Interest accrued	110,626,009	111,769,955
III. Tax paid in advance/tax deducted at source (net)	50,249,503	73,879,871
IV. Stationery and stamps	178,896	40,686
V. Non-banking assets acquired in satisfaction of claims[1,2]	--	--
VI. Advance for capital assets	3,426,107	3,393,922
VII. Deposits	28,023,381	31,384,252
VIII. Deferred tax asset (net) (refer note 18.9)	93,350,216	88,070,295
IX. Deposits in Rural Infrastructure and Development Fund	311,777,207	287,570,782
X. Others[3]	272,893,161	297,009,347

TOTAL OTHER ASSETS	870,524,480	893,119,110

1.	During the year ended March 31, 2021, the Bank has not acquired any assets (year ended March 31, 2020: Nil) in satisfaction of claims under debt-asset swap transactions. Assets amounting to Rs. 942.4 million were sold by the Bank during the year ended March 31, 2021 (year ended March 31, 2020: Rs. 1,317.4 million).

2.	Net of provision held by the Bank amounting to Rs. 29,575.4 million (March 31, 2020: Rs. 30,517.8 million).

3.	Includes goodwill on consolidation amounting to Rs. 1,076.7 million (March 31, 2020: Rs. 1,097.0 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2021	March 31, 2020

I. Claims against the Group not acknowledged as debts	88,166,723	73,590,691
II. Liability for partly paid investments	10,625,388	4,519,980
III. Liability on account of outstanding forward exchange contracts[1]	8,303,455,988	7,598,623,656
IV. Guarantees given on behalf of constituents
a) In India	811,429,157	872,909,267
b) Outside India	182,653,703	223,256,667
V. Acceptances, endorsements and other obligations	321,874,588	346,874,154
VI. Currency swaps[1]	485,717,363	513,321,692
VII. Interest rate swaps, currency options and interest rate futures[1]	19,976,356,000	20,305,084,769
VIII. Other items for which the Group is contingently liable	33,163,378	92,354,448

TOTAL CONTINGENT LIABILITES	30,213,442,288	30,030,535,324

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019

I. Interest/discount on advances/bills	602,616,872	609,283,070	508,848,307
II. Income on investments	232,642,538	209,712,041	181,022,872
III. Interest on balances with Reserve Bank of India and other inter-bank funds	18,817,238	9,074,114	9,271,072
IV. Others[1,2]	37,549,990	20,288,505	20,674,289

TOTAL INTEREST EARNED	891,626,638	848,357,730	719,816,540

1.	Includes interest on income tax refunds amounting to Rs. 2,569.7 million (March 31, 2020: Rs. 2,998.6 million, March 31, 2019: Rs. 4,904.1 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended

	March 31, 2021	March 31, 2020	March 31, 2019

I. Commission, exchange and brokerage	142,070,287	141,948,800	126,056,742
II. Profit/(loss) on sale of investments (net)[1]	81,257,186	36,883,852	24,897,889
III. Profit/(loss) on revaluation of investments (net)	(1,433,237)	(4,507,654)	1,079,594
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	(63,424)	1,450	(22,012)
V. Profit/(loss) on exchange/derivative transactions (net)	19,721,169	16,898,500	17,837,857
VI. Premium and other operating income from insurance business	479,230,586	455,011,126	420,938,652
VII. Miscellaneous income (including lease income)[3]	955,571	3,267,227	2,459,731

TOTAL OTHER INCOME	721,738,138	649,503,301	593,248,453

1.	For the year ended March 31, 2021 includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited. (March 31, 2020: Nil; March 31, 2019: ICICI Prudential Life Insurance Company Limited, through an offer for sale on stock exchanges).

2.	Includes profit/(loss) on sale of assets given on lease.

3.	Includes share of profit/(loss) from associates of Rs. 1,442.9 million (March 31, 2020: Rs. 1,752.2 million, March 31, 2019: Rs. 803.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)

	Year ended

	March 31, 2021	March 31, 2020	March 31, 2019

I. Interest on deposits	337,196,585	332,242,790	269,951,782
II. Interest on Reserve Bank of India/inter-bank borrowings	12,001,131	21,664,948	24,717,716
III. Others (including interest on borrowings of erstwhile ICICI Limited)	77,393,158	92,747,484	97,105,916

TOTAL INTEREST EXPENDED	426,590,874	446,655,222	391,775,414

SCHEDULE 16 - OPERATING EXPENSES

         (Rs. in thousands)

	Year ended

	March 31, 2021	March 31, 2020	March 31, 2019

I. Payments to and provisions for employees	110,509,051	111,567,453	94,252,552
II. Rent, taxes and lighting[1]	13,829,516	15,505,773	14,347,677
III. Printing and stationery	2,067,614	2,659,297	2,392,372
IV. Advertisement and publicity	29,981,392	27,773,081	23,542,134
V. Depreciation on property	13,266,867	11,697,938	9,458,399
VI. Depreciation (including lease equalisation) on leased assets	133,877	14,238	13
VII. Directors' fees, allowances and expenses	125,453	128,167	117,683
VIII. Auditors' fees and expenses	295,992	286,115	294,854
IX. Law charges	2,076,875	1,881,787	2,120,159
X. Postages, courier, telephones, etc.	5,884,269	6,079,798	5,601,896
XI. Repairs and maintenance	21,785,244	20,160,035	17,785,647
XII. Insurance	9,893,192	7,172,033	5,898,349
XIII. Direct marketing agency expenses	18,938,669	19,656,229	19,569,165
XIV. Claims and benefits paid pertaining to insurance business	98,926,518	88,931,563	77,540,597
XV. Other expenses pertaining to insurance business[2]	371,586,730	336,654,949	314,145,809
XVI. Other expenditure[3]	63,415,437	65,010,532	55,521,494
TOTAL OPERATING EXPENSES	762,716,696	715,178,988	642,588,800

1.	Includes lease expense amounting to Rs. 11,087.3 million (March 31, 2020: Rs. 12,286.1 million, March 31, 2019: Rs 11,425.5 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

3.	During the year ended March 31, 2019, in accordance with the directions of Securities and Exchange of Board of India (SEBI) with respect to certain investments by schemes of ICICI Prudential Mutual Fund (the schemes), ICICI Prudential Asset Management Company Limited paid Rs. 1,094.5 million to the Schemes and their investors. Further, ICICI Prudential Asset Management Company Limited has settled the proceedings on this matter with SEBI and paid an amount of Rs. 9.0 million towards settlement terms.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	75.00%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management and Points of Presence	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.37%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	51.88%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	42.33%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV3	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[3]	India	Associate	Software company	19.98%
1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Comm Trade Services Limited has not been consolidated under AS 21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS 23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1.	Translation of foreign currency items

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

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are recognised in the profit and loss account.

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

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per RBI guideline dated March 27, 2020, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income on discounted instruments is recognised over the tenure of the instrument.

c)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f)	Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g)	Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h)	Fund management and portfolio management fees are recognised on an accrual basis.

i)	The annual/renewal fee on credit cards and debit cards are amortised on a straight line basis over one year.

j)	All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

k)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight- line basis over the period of the certificate.

l)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

m)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

n)	In case of general insurance business, premium including reinsurance accepted (net of Goods & Services Tax) other than for long-term (with term more than one year) motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recorded on receipt of complete information, for the policy period at the commencement of risk. For crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and re-insurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than instalment premiums received for group health policies, wherein the instalment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, premium received (net of Goods & Services Tax) for third party liability coverage is recognised equally over the policy period at the commencement of risk on 1/n basis where ‘n’ denotes the term of the policy in years and premium received for own damage coverage is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective treaties. Any reduction in the previously accrued commission is recognized immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

o)	In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

p)	In case of general insurance business, insurance premium on ceding of the risk other than for long -term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the reinsurers. In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, reinsurance premium is recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

q)	In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The premium deficiency is calculated and duly certified by the Appointed Actuary.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

•	ICICI Securities Limited

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank’s equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period. ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Securities Limited have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group, except the overseas banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Securities Limited, immediately prior to the grant date. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4.	Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year and change in tax rate.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

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

The interest rates used for valuing the liabilities are in the range of 3.13% to 5.56% per annum (previous year – 4.25% to 6.59% per annum).

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

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.22% per annum (previous year – 4.05%).

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

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to recognised trusts which administer the funds on their own account or through insurance companies.

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is managed and administered by insurance companies. The Bank contributes 15.0% of the total annual basic salary for certain employees to superannuation funds ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company, and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

The Group contributes upto 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Group to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account. The Group has no liability towards future benefits under superannuation fund and national pension scheme other than its annual contribution.

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

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 to Employees’ Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India. The Group recognises such contribution as an expense in the year in which it is incurred.

Interest payable on provident fund should not be lower than the statutory rate of interest declared by the Central Government under the Employees Provident Funds and Miscellaneous Provisions Act, 1952. Actuarial valuation for the interest obligation on the provident fund balances is determined by an actuary appointed by the Group.

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

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation.

a.	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

b.	All investments are classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT) on the date of purchase as per the extant RBI guidelines on investment classification and valuation. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

c.	Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities.

d.	Costs including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments are charged to the profit and loss account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

e.	Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided for. Non-performing investments are identified based on the RBI guidelines.

f.	HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

g.	AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

h.	The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘AFS’ and ‘HFT’ categories is as per the rates published by FIMMDA/FBIL. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

i.	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

j.	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Rs. 1, as per RBI guidelines.

k.	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

l.	Gain/loss on sale of investments is recognised in the Profit and Loss Account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the RBI Guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

m.	The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

n.	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii)	The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/‘Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in their reserves. Further unrealised gain/loss on investment in ‘HFT’/‘Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/‘amortised cost’ category are carried at amortised cost.

vi)	In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016, and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

a.	All debt securities and redeemable preference shares are considered as ‘held to maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c.	Mutual fund units are valued based on the previous day’s net asset value.

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

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. The previously impaired loss is also reversed on disposal/realisation of securities and results thereon are recognised.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 23.59% of the total investments at March 31, 2021.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

14.	Provisions/write-offs on loans and other credit facilities

i)	Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a)	The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the respective host country. In accordance with the RBI circular dated April 17, 2020, the moratorium granted to certain borrowers is excluded from the determination of number of days past-due/out-of-order status for the purpose of asset classification. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. The RBI guidelines on ‘Resolution Framework for COVID-19-related Stress’ provide a prudential framework for resolution plan of certain loans. The borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions, including RBI direction for provision on accounts referred to the National Company Law Tribunal (NCLT) under the Insolvency and Bankruptcy Code, 2016.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

b)	Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

c)	In terms of RBI guideline, the NPAs are written-off in accordance with the Bank’s policy. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

d)	The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI’s large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

e)	In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

f)	The Bank makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

g)	The Bank has granted moratorium towards the payment of principal and/or interest in case of certain borrowers in accordance with RBI guidelines. Further, the RBI guidelines on Resolution Framework for COVID-19-related Stress provide a prudential framework for resolution plan of certain loans. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in RBI circular. The Bank also makes additional Covid-19 related provision.

h)	The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

i)	Depreciation/provision on non-performing investments is made based on the RBI guidelines.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of management, increased provisions are necessary.

iii)	In the case of the Bank’s UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iv)	The Bank’s Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD), and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 7.36% of the total loans at March 31, 2021.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale.

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

In case of the Bank, assets individually costing up to Rs. 5,000/- are depreciated fully in the year of acquisition. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

17.	Foreign exchange and derivative contracts

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is corelated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market, except in the case of the Bank’s overseas banking subsidiaries. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the Profit and Loss Account. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to ‘Revenue and other reserves’ and ineffective portion, if any, are recognised in the profit and loss account.

The derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

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

For assets other than premises, the Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. Impairment loss, if any, is provided in the profit and loss account to the extent the carrying amount of assets exceeds their estimated recoverable amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

19.	Lease transactions

Lease payments including cost escalations for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis. The leases of property, plant and equipment, where substantially all of the risks and rewards of ownership are transferred to the Bank are classified as finance lease. Minimum lease payments under finance lease are apportioned between the finance costs and outstanding liability.

20.	Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding for the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

21.	Bullion transaction

The Bank deals in bullion business on a consignment basis. The bullion is priced to the customers based on the price quoted by the supplier. The difference between price recovered from customers and cost of bullion is accounted for as commission at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest expense/income is accounted on accrual basis.

22.	Share issue expenses

Share issue expenses are deducted from Share Premium Account in terms of Section 52 of the Companies Act, 2013.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

SCHEDULE 18: NOTES FORMING PART OF THE ACCOUNTS

A. The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1.       Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax attributable to equity shareholders by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

	Year ended March 31, 2021	Year ended March 31, 2020
Net profit/(loss) attributable to equity share holders	183,843.2	95,663.1
Nominal value per share (Rs.)	2.00	2.00
Basic earnings per share (Rs.)	27.26	14.81
Effect of potential equity shares (Rs.)	(0.43)	(0.26)
Diluted earnings per share (Rs.)[1]	26.83	14.55
Reconciliation between weighted shares used in computation of basic and diluted earnings per share
Basic weighted average number of equity shares outstanding	6,743,363,854	6,460,003,715
Add: Effect of potential equity shares	98,497,002	106,767,566
Diluted weighted average number of equity shares outstanding	6,841,860,856	6,566,771,281

1.The dilutive impact is due to options granted to employees by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	Arteria Technologies Private Limited	Associate
2.	India Advantage Fund-III	Associate
3.	India Advantage Fund-IV	Associate
4.	India Infradebt Limited	Associate
5.	ICICI Merchant Services Private Limited	Associate
6.	I-Process Services (India) Private Limited	Associate
7.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
8.	Comm Trade Services Limited	Other related entity
9.	ICICI Foundation for Inclusive Growth	Other related entity
10.	Cheryl Advisory Private Limited (w.e.f. Q3-2021)	Other related entity

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi
2.	Ms. Vishakha Mulye	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vighnesh Mulye • Dr. Gauresh Palekar • Ms. Shalaka Gadekar • Late Ms. Manisha Palekar
3.	Mr. Anup Bagchi	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi • Late Mr. Animesh Bagchi

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
4.	Mr. Sandeep Batra (w.e.f. December 23, 2020)	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra (w.e.f. December 23, 2020)
5.	Mr. Vijay Chandok (upto May 6, 2019)	• Ms. Poonam Chandok • Ms. Saluni Chandok • Ms. Simran Chandok • Mr. C. V. Kumar • Ms. Shad Kumar • Ms. Sanjana Gulati (upto May 6, 2019)

II.	Transactions with related parties

  The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Interest income	729.1	366.4
Associates/others	719.9	356.4
Key management personnel	9.2	10.0

Fee, commission and other income	119.8	42.1
Associates/others	118.9	41.4
Key management personnel	0.6	0.6
Relatives of key management personnel	0.3	0.1

Commission income on guarantees issued	0.2	0.1
Associates/others	0.2	0.1

Income from custodial services	0.1	3.7
Associates/others	0.1	3.7

Insurance premium received	54.1	24.2
Associates/others	16.1	15.0
Key management personnel	32.6	3.9
Relatives of key management personnel	5.4	5.3

Dividend income	106.5	114.1
Associates/others	106.5	114.1

Recovery of lease of premises, common corporate and facilities expenses	51.4	50.8
Associates/others	51.4	50.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Recovery of secondment of employees	10.6	11.4
Associates/others	10.6	11.4

Interest expense	45.5	53.3
Associates/others	38.4	50.8
Key management personnel	5.6	1.7
Relatives of key management personnel	1.5	0.8

Remuneration to wholetime directors[2]	132.3	211.6
Key management personnel	132.3	211.6

Reimbursement of expenses to related parties	798.3	213.6
Associates/others	798.3	213.6

Insurance claims paid	4.9	8.0
Associates/others	3.9	2.3
Key management personnel	0.4	0.0[1]
Relatives of key management personnel	0.6	5.7

Brokerage, fee and other expenses	10,652.5	12,970.6
Associates/others	10,652.5	12,970.6

Donation given	304.0	682.8
Associates/others	304.0	682.8

Dividend paid	4.4	5.9
Key management personnel	1.4	2.6
Relatives of key management personnel	3.0	3.3

Investments in the securities issued by related parties	4,250.0	2,000.0
Associates/others	4,250.0	2,000.0

Sale of investments	..	250.0
Associates/others	..	250.0

Redemption/buyback of investments	858.2	331.1
Associates/others	858.2	331.1

Sale of loan	..	968.0
Associates/others	..	968.0

Purchase of fixed assets	6.6	..
Associates/others	6.6	..

1.	Insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars		Year ended March 31, 2021	Year ended March 31, 2020
Interest income
1	India Infradebt Limited	715.6	352.7
Fee, commission and other income
1	ICICI Merchant Services Private Limited	97.3	16.6
2	India Infradebt Limited	19.9	24.8
Commission income on guarantees issued
1	ICICI Merchant Services Private Limited	0.1	..
2	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.1
Income from custodial services
1	India Advantage Fund - III	0.1	2.2
2	India Advantage Fund - IV	0.0[1]	1.5
Insurance premium received
1	ICICI Foundation for Inclusive Growth	11.8	11.0
2	Mr. Sandeep Bakhshi	9.5	0.7
3	Ms. Vishakha Mulye	3.0	3.0
4	Mr. Anup Bagchi	20.0	0.0[1]
5	Mr. Vivek Mulye	5.1	5.0
Dividend income
1	India Infradebt Limited	106.5	106.5
Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Foundation for Inclusive Growth	51.4	50.7
Recovery of secondment of employees
1	I-Process Services (India) Private Limited	10.6	11.4
Interest expense
1	ICICI Merchant Services Private Limited	14.5	40.4
2	India Infradebt Limited	10.8	3.2
3	NIIT Institute of Finance, Banking and Insurance Training Limited	5.5	2.7
4	Arteria Technologies Private Limited	5.3	2.5
Remuneration to wholetime directors[2]
1	Mr. Sandeep Bakhshi[3]	10.1	69.4
2	Ms. Vishakha Mulye	54.6	70.3
3	Mr. Anup Bagchi	52.9	63.9
4	Mr. Sandeep Batra	14.7	N.A.
5	Mr. Vijay Chandok	N.A.	8.0
Reimbursement of expenses to related parties
1	ICICI Foundation for Inclusive Growth	798.3	213.2
Insurance claims paid
1	ICICI Foundation for Inclusive Growth	3.8	2.0
2	Mr. Sandeep Bakhshi	0.4	0.0[1]
3	Mr. Vivek Mulye	..	5.7[4]
4	Dr. Gauresh Palekar	0.6	..
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	6,402.6	6,886.9
2	ICICI Merchant Services Private Limited	4,224.5	6,043.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Donation given
1	ICICI Foundation for Inclusive Growth	304.0	682.8
Dividend paid
1	Mr. Sandeep Bakhshi	0.2	0.6
2	Ms. Vishakha Mulye	1.1	2.0
3	Mr. Anup Bagchi	0.0[1]	0.0[1]
4	Mr. Vijay Chandok	N.A.	0.0[1]
5	Mr. Shivam Bakhshi	1.7	1.9
6	Ms. Esha Bakhshi	0.7	0.7
7	Ms. Minal Bakhshi	0.7	0.7
Investments in the securities issued by related parties
1	India Infradebt Limited	4,250.0	2,000.0
Sale of Investments
1	India Infradebt Limited	..	250.0
Redemption/buyback of investments
1	India Infradebt Limited	600.0	..
2	India Advantage Fund-IV	147.9	202.5
3	India Advantage Fund-III	110.2	128.6
Sale of loan
1	India Infradebt Limited	..	968.0.
Purchase of fixed assets
1	Arteria Technologies Private Limited	6.6	..

1.	Insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised, contribution to gratuity fund and includes performance bonus paid during the period.

3.	Includes remuneration received from ICICI Prudential Life Insurance Company Limited relating to the period of his service with that company.

4.	Represents policy surrender value received from ICICI Prudential Life Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

IV. Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2021	At March 31, 2020
Deposits with the Group	2,786.9	6,310.3
Associates/others	2,552.7	6,236.0
Key management personnel	156.4	59.1
Relatives of key management personnel	77.8	15.2

Payables	2,736.3	3,291.2
Associates/others	2,736.2	3,291.2
Key management personnel	0.1	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]

Investments of the Group	12,472.1	13,679.4
Associates/others	12,472.1	13,679.4

Investments of related parties in the Group	13.8	14.7
Key management personnel	6.8	5.9
Relatives of key management personnel	7.0	8.8

Advances by the Group	289.2	245.5
Associates/others	42.8	48.7
Key management personnel	246.2	196.7
Relatives of key management personnel	0.2	0.1

Receivables	334.6	115.5
Associates/others	334.6	115.5

Guarantees issued by the Group	50.7	11.8
Associates/others	50.7	11.8

1.	Insignificant amount.

2.	At March 31, 2021, 20,047,800 (March 31, 2020: 16,184,250) employee stock options of the Bank for key management personnel were outstanding. Excludes stock options granted to key management personnel, which are pending regulatory approvals.

3.	During the year ended March 31, 2021, 1,188,000 (year ended March 31, 2020: 1,173,000), employee stock options with total exercise price of Rs. 228.8 million (year ended March 31, 2020: Rs. 240.1 million) were exercised by the key management personnel.

4.	At March 31, 2021, 536,600 (March 31, 2020: 420,500) employee stock options of ICICI Prudential Life Insurance Company Limited to key management personnel were outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

Rs. in million

Items	Year ended March 31, 2021	Year ended March 31, 2020
Deposits with the Group
Key management personnel	238.1	167.6
Relatives of key management personnel	114.2	71.3
Payables[2]
Key management personnel	0.1	0.1
Relatives of key management personnel	0.0[1]	0.0[1]
Investments of related parties in the Group[2]
Key management personnel	7.1	6.2
Relatives of key management personnel	8.8	9.5
Advances by the Group
Key management personnel	246.9	254.2
Relatives of key management personnel	1.3	0.9
1.	Insignificant amount.

2.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

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

The exercise price of the Bank’s options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs 175.82. This exercise price was the average closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

Based on intrinsic value of options, no compensation cost was recognised during the year ended March 31, 2021 (year ended March 31, 2020: Nil). If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2021 would have been higher by Rs 3,949.7 million (year ended March 31, 2020: Rs 3,826.2 million) and proforma profit after tax would have been Rs 157,977.1 million (year ended March 31, 2020: Rs 75,481.9 million). On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs 23.43 (year ended March 31, 2020: Rs 11.68) and Rs 23.09 (year ended March 31, 2020: Rs 11.49) respectively for the year ended March 31, 2021. The weighted average fair value of options granted during the year ended March 31, 2021 was Rs 125.44 (year ended March 31, 2020: Rs 149.62).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Risk-free interest rate	4.83% to 5.74%	6.18% to 7.62%
Expected life	3.45 to 5.45 years	3.46 to 5.46 years
Expected volatility	35.19% to 37.31%	29.06% to 31.17%
Expected dividend yield	0.26% to 0.30%	0.19% to 0.37%

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2021		Year ended March 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	238,286,573[1]	261.89	232,427,774	235.40
Add: Granted during the year	33,417,700	337.73	34,288,400[1]	402.16
Less: Lapsed during the year, net of re-issuance	880,530	336.57	1,904,051[2]	316.72
Less: Exercised during the year	24,232,771	218.81	26,525,550	207.09
Outstanding at the end of the year	246,590,972[1]	276.14	238,286,573[1]	261.89
Options exercisable	177,136,942	247.45	169,975,899	231.93
1.	Includes options pertaining to Whole-time Directors of ICICI Bank and its subsidiaries, which are pending for regulatory approval.

2.	Includes options pertaining to Whole-time Directors adjusted after the subsequent RBI approval for a revised number of options.

The following table sets forth, the summary of stock options outstanding at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	976,475	78.93	2.16
100-199	16,411,432	166.35	3.18
200-299	162,464,016	250.16	6.21
300-399	33,977,600	337.53	6.23
400-499	32,705,449	401.96	5.22
500-599	56,000	527.70	5.92

The following table sets forth, the summary of stock options outstanding at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	1,173,325	79.11	2.86
100-199	24,177,234	166.55	3.58
200-299	178,395,914	249.22	7.15
300-399	901,900	329.89	7.90
400-499	33,582,200	401.96	6.20
500-599	56,000	527.70	6.92

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2021 was Rs. 437.92 (year ended March 31, 2020: Rs. 451.25).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2021 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 331.5 million for the year ended March 31, 2021 (for the year ended March 31, 2020: Rs. 502.5 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2021		Year ended March 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	12,361,107	383.64	7,723,317	390.92
Add: Granted during the year	5,147,200	401.07	5,073,600	369.71
Less: Forfeited/lapsed during the year	205,967	366.17	357,700	386.87
Less: Exercised during the year	126,640	359.19	78,110	183.63
Outstanding at the end of the year	17,175,700	389.25	12,361,107	383.64
Options exercisable	3,298,600	393.85	1,031,617	407.76

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	11,498,800	379.84	5.1
400-499	5,626,900	407.49	6.4
500-599	50,000	501.90	6.9

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100-299	29,067	130.00	0.1
300-399	11,725,140	379.87	6.1
400-499	606,900	468.60	9.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2021 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 760.2 million for the year ended March 31, 2021 (for the year ended March 31, 2020: Rs. 597.3 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2021		Year ended March 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	4,624,040	895.58	2,645,500	684.37
Add: Granted during the year	2,526,300	1,235.15	2,345,900	1,086.85
Less: Forfeited/ lapsed during the year	17,370	1,056.89	208,040	883.45
Less : Exercised during the year	128,240	780.10	159,320	220.72
Outstanding at the end of the year	7,004,730	1,019.76	4,624,040	895.58
Options exercisable	1,060,000	932.19	217,726	703.02

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700 - 799	2,272,220	715.15	2.3
800 - 1100	2,206,210	1,086.50	3.1
1100 - 1300	2,526,300	1,235.15	4.1

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100 - 200	4,400	114.00	0.1
700 - 799	2,367,940	715.15	3.3
1000 – 1090	2,251,700	1,086.85	4.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI Securities:

ICICI Securities Limited has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2021 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been an incremental compensation cost of Rs. 110.3 million for the year ended March 31, 2021 (for the year ended March 31, 2020: Rs. 39.0 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2021		Year ended March 31, 2020
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	1,329,300	226.12	176,700	256.55
Add: Granted during the year	1,337,200	361.34	1,152,600	221.45
Less: Forfeited/ lapsed during the year	47,350	314.58	..	..
Less : Exercised during the year	90,800	227.70	..	..
Outstanding at the end of the year	2,528,350	295.92	1,329,300	226.12
Options exercisable	345,250	230.58	53,010	256.55

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	1,062,220	221.45	6.07
250-299	160,530	256.55	5.56
349-399	1,301,400	361.00	7.11
449-499	4,200	468.10	7.58

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2020.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	1,152,600	221.45	7.07
250-299	176,700	256.55	6.56

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

If the Group had used the fair value approach for accounting of options, the compensation cost for the year ended March 31, 2021 would have been higher by Rs. 4,519.5 million (March 31, 2020: Rs. 4,342.3 million) and proforma consolidated profit after tax would have been Rs. 179,323.7 million (March 31, 2020: Rs. 91,320.8 million). On a proforma basis, the Group’s basic earnings per share would have been Rs. 26.59 (March 31, 2020: Rs. 14.14) and diluted earnings per share would have been Rs. 26.17 (March 31, 2020: Rs. 13.88).

4.       Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2021	At March 31, 2020
At cost at March 31 of preceding year	28,942.5	23,606.4
Additions during the year	7,015.9	5,576.8
Deductions during the year	(762.2)	(240.7)
Depreciation to date	(25,231.8)	(21,551.6)
Net block	9,964.4	7,390.9

5.	Assets on lease

5.1	Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

Rs. in million

Particulars	At March 31, 2021	At March 31, 2020
Not later than one year	696.8	839.1
Later than one year and not later than five years	1,274.3	1,491.9
Later than five years	440.9	408.9
Total	2,412.0	2,739.9

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year is Rs. 1,198.2 million (year ended March 31, 2020 Rs. 1,419.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.2	Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

Rs. in million

Particulars	At March 31, 2021	At March 31, 2020
A.Total Minimum lease payments outstanding
Not later than one year	241.2	112.6
Later than one year and not later than five years	806.1	369.0
Later than five years	138.7	..
Total	1,186.0	481.6
B.Interest cost payable
Not later than one year	97.4	52.2
Later than one year and not later than five years	186.2	101.8
Later than five years	9.2	..
Total	292.8	154.0
C.Present value of minimum lease payments payable(A-B)
Not later than one year	143.7	60.4
Later than one year and not later than five years	619.9	267.2
Later than five years	129.6	..
Total	893.2	327.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.3	Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

Rs. in million

Particulars	At March 31, 2021	At March 31, 2020
Future minimum lease receipts
Present value of lease receipts	723.0	909.6
Unmatured finance charges	32.6	51.0
Sub total	755.6	960.6
Less: collective provision	(1.2)	(1.0)
Total	754.4	959.6

Maturity profile of future minimum lease receipts
- Not later than one year	303.3	244.5
- Later than one year and not later than five years	452.2	716.1
- Later than five years	..	..
Total	755.5	960.6
Less: collective provision	(1.2)	(1.0)
Total	754.3	959.6

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

Rs. in million

Particulars	At March 31, 2021	At March 31, 2020
Maturity profile of future present value of finance lease receipts
- Not later than one year	286.6	223.0
- Later than one year and not later than five years	436.4	686.6
- Later than five years	..	..
Total	723.0	909.6
Less: collective provision	(1.2)	(1.0)
Total	721.8	908.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

6.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Provision for depreciation of investments	(1,950.0)	18,136.5
Provision towards non-performing and other assets	110,815.2	89,627.4
Provision towards income tax
- Current	62,611.8	51,778.1
- Deferred	(5,968.1)	21,853.3
Covid-19 related provision[1]	47,500.0	27,250.0
Other provisions and contingencies[2]	7,408.7	15,126.8
Total provisions and contingencies	220,417.6	223,772.1
1.	Net of utilisation of provision amounting to Rs. 18,000.0 million by the Bank.

2.	Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Opening obligations	19,914.3	16,540.3
Service cost	237.2	226.1
Interest cost	1,173.9	1,147.4
Actuarial (gain)/loss	1,256.2	4,633.7
Liabilities extinguished on settlement	(2,198.1)	(2,518.0)
Benefits paid	(117.9)	(115.2)
Obligations at the end of year	20,265.6	19,914.3

Opening plan assets, at fair value	16,972.1	15,438.8
Expected return on plan assets	1,350.8	1,235.8
Actuarial gain/(loss)	521.9	741.1
Assets distributed on settlement	(2,442.3)	(2,797.7)
Contributions	4,877.6	2,469.3
Benefits paid	(117.9)	(115.2)
Closing plan assets, at fair value	21,162.2	16,972.1

Fair value of plan assets at the end of the year	21,162.2	16,972.1
Present value of the defined benefit obligations at the end of the year	(20,265.6)	(19,914.3)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	(304.8)	..
Asset/(liability)	591.8	(2,942.2)

Cost[1]
Service cost	237.2	226.1
Interest cost	1,173.9	1,147.4
Expected return on plan assets	(1,350.8)	(1,235.8)
Actuarial (gain)/loss	734.3	3,892.6
Curtailments & settlements (gain)/loss	244.2	279.7
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	304.8	..
Net cost	1,343.6	4,310.0

Actual return on plan assets	1,872.7	1,976.9
Expected employer’s contribution next year	2,000.0	1,000.0

Investment details of plan assets
Insurer managed funds	..	1.01%

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Government of India securities	50.15%	50.33%
Corporate bonds	44.81%	44.85%
Equity securities in listed companies	5.04%	2.59%
Others	..	1.22%

Assumptions
Discount rate	5.75%	6.00%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	7.00%	7.00%
Estimated rate of return on plan assets	7.50%	8.00%

1. Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Plan assets	21,162.2	16,972.1	15,438.8	16,303.7	16,888.1
Defined benefit obligations	(20,265.6)	(19,914.3)	(16,540.3)	(15,391.1)	(16,686.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(304.8)	..	..	(310.1)	(68.4)
Surplus/(deficit)	591.8	(2,942.2)	(1,101.5)	602.5	132.8
Experience adjustment on plan assets	521.9	741.1	(125.9)	(449.6)	589.5
Experience adjustment on plan liabilities	613.4	2,186.1	1,038.6	290.1	(80.0)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Opening obligations	15,743.6	13,317.1
Add: Adjustment for exchange fluctuation on opening obligation	(6.5)	14.3
Adjusted opening obligations	15,737.1	13,331.4
Service cost	1,669.2	1,394.9
Interest cost	1,052.8	1,004.5
Actuarial (gain)/loss	(532.3)	1,106.2
Past service cost	(3.5)	..
Exchange Difference on foreign plans	(756.8)	..
Obligations transferred from/to other companies	33.4	41.5
Benefits paid	(245.4)	(1,134.9)
Obligations at the end of the year	16,954.5	15,743.6

Opening plan assets, at fair value	13,636.8	12,112.4
Expected return on plan assets	1,045.5	931.7
Actuarial gain/(loss)	886.4	(167.4)
Asset distributed on settlement	4.9	..
Contributions	1,942.2	1,863.6
Assets transferred from/to other companies	28.0	31.4
Benefits paid	(1,002.2)	(1,134.9)
Closing plan assets, at fair value	16,541.6	13,636.8

Fair value of plan assets at the end of the year	16,541.6	13,636.8
Present value of the defined benefit obligations at the end of the year	(16,954.5)	(15,743.6)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(412.9)	(2,106.8)

Cost for the year[1]
Service cost	1,669.2	1,394.9
Interest cost	1,052.8	1,004.5
Expected return on plan assets	(1,045.5)	(931.7)
Actuarial (gain)/loss	(1,418.7)	1,273.6
Past service cost	(3.5)	..
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	(6.5)	14.3
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	247.8	2,755.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continue)

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Actual return on plan assets	1,931.9	764.2
Expected employer’s contribution next year	1,130.1	1,178.8

Investment details of plan assets
Insurer managed funds	21.79%	20.23%
Government of India securities	28.55%	22.05%
Corporate bonds	35.57%	43.46%
Special Deposit schemes	1.75%	2.13%
Equity	11.12%	11.42%
Others	1.22%	0.71%

Assumptions
Discount rate	5.20%-6.90%	5.60%-6.85%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.00%-8.00%	0.00%-8.00%

1. Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Plan assets	16,541.6	13,636.8	12,112.4	10,972.1	10,443.4
Defined benefit obligations	(16,954.5)	(15,743.6)	(13,317.1)	(11,846.6)	(11,172.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(412.9)	(2,106.8)	(1,204.7)	(874.5)	(729.2)
Experience adjustment on plan assets	892.1	(167.4)	(62.0)	(124.7)	542.2
Experience adjustment on plan liabilities	(548.2)	253.6	243.7	261.8	269.8

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has a liability of Rs. 2.7 million towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation at year ended March 31, 2021 (year ended March 31, 2020: Rs. 20.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Opening obligations	38,703.4	33,282.4
Service cost	1,880.5	2,007.5
Interest cost	2,537.5	2,473.4
Actuarial (gain)/loss	1,690.5	(116.7)
Employees contribution	3,892.5	3,841.6
Obligations transferred from/to other companies	406.8	435.2
Benefits paid	(3,493.3)	(3,220.0)
Obligations at end of the year	45,617.9	38,703.4

Opening plan assets	38,682.6	33,282.4
Expected return on plan assets	3,582.2	2,997.9
Actuarial gain/(loss)	663.8	(662.0)
Employer contributions	1,880.6	2,007.5
Employees contributions	3,892.5	3,841.6
Assets transfer from/to other companies	406.8	435.3
Benefits paid	(3,493.3)	(3,220.0)
Closing plan assets	45,615.2	38,682.6
Plan assets at the end of the year	45,615.2	38,682.6
Present value of the defined benefit obligations at the end of the year	(45,617.9)	(38,703.4)
Asset/(liability)	(2.7)	(20.8)

Cost for the year[1]
Service cost	1,880.5	2,007.5
Interest cost	2,537.5	2,473.4
Expected return on plan assets	(3,582.2)	(2,997.9)
Actuarial (gain)/loss	1,026.7	545.3
Net cost	1,862.5	2,028.3

Actual return on plan assets	4,246.0	2,335.9
Expected employer's contribution next year	2,013.6	2,150.4

Investment details of plan assets
Government of India securities	50.06%	49.52%
Corporate Bonds	40.78%	43.71%
Special deposit scheme	1.33%	1.41%
Others	7.83%	5.36%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2021	Year ended March 31, 2020

Assumptions
Discount rate	5.70%-6.55%	5.65%-6.60%
Expected rate of return on assets	6.88%-8.59%	6.31%-9.16%
Discount rate for the remaining term to maturity of investments	6.30%-6.80%	6.11%-6.80%
Average historic yield on the investment	7.93%-8.54%	7.16%-8.83%
Guaranteed rate of return	8.50%-8.50%	8.50%-8.50%

1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
Plan assets	45,615.2	38,682.6	33,282.4	29,587.9	26,198.8
Defined benefit obligations	(45,617.9)	(38,703.4)	(33,282.4)	(29,587.9)	(26,198.8)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(2.7)	(20.8)	..	..	..
Experience adjustment on plan assets	663.8	(662.0)	13.0	(15.1)	(8.3)
Experience adjustment on plan liabilities	1,703.3	(129.9)	447.4	501.6	310.5

The Group has contributed Rs. 3,918.8 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2021 (year ended March 31, 2020: Rs. 3,893.5 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 248.7 million for the year ended March 31, 2021 (year ended March 31, 2020: Rs. 247.7 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 246.0 million for the year ended March 31, 2021 (March 31, 2020: Rs. 247.3 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Total actuarial liability	4,131.3	3,290.4
Cost[1]	1,586.6	1,067.0
Assumptions
Discount rate	5.20%-6.90%	5.60%-6.85%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

1. Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

8.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2021 amounted to Rs. 56,643.7 million (March 31, 2020: Rs. 73,631.4 million).

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

At March 31, 2021, the Group has recorded net deferred tax asset of Rs. 93,350.2 million (March 31, 2020: Rs. 88,070.3 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million

	At March 31, 2021	At March 31, 2020
Deferred tax assets
Provision for bad and doubtful debts	111,990.0	100,243.8
Foreign currency translation reserve[1]	0.0[2]	611.4
Others	13,938.4	16,223.8
Total deferred tax assets	125,928.4	117,079.0
Deferred tax liabilities
Special reserve deduction	27,449.2	24,706.5
Foreign currency translation reserve[1]	1,048.3	..
Mark-to-market gains[1]	..	..
Depreciation on fixed assets	3,717.6	3,462.6
Interest on refund of taxes[1]	115.3	512.4
Others	247.8	327.2
Total deferred tax liabilities	32,578.2	29,008.7
Total net deferred tax assets/(liabilities)	93,350.2	88,070.3
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

2.	Insignificant amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

10.	Information about business and geographical segments

A.	Business Segments

The business segments of the Group have been presented as follows:

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

vii.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

viii.	Unallocated includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2021.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	756,692.9	371,945.3	666,253.8	31,800.6	436,215.9	129,648.3	78,270.3	(857,462.3)	1,613,364.8
2	Segment results[1]	77,399.7	58,199.5	107,598.8	5,735.7	10,811.8	19,539.5	40,077.1	(11,578.8)	307,783.3
3	Unallocated expenses									47,500.0
4	Operating profit (2) – (3)[1]									260,283.3
5	Income tax expenses (net)/(net deferred tax credit)									56,643.7
6	Net profit[2] (4) – (5)									203,639.6
	Other information
7	Segment assets	4,124,986.5	3,259,375.0	4,602,320.5	750,682.3	2,169,189.1	389,436.1	445,994.8	(147,461.6)	15,594,522.7
8	Unallocated assets									143,599.7
9	Total assets (7) + (8)									15,738,122.4
10	Segment liabilities	6,869,207.9	2,821,639.2	2,480,180.3[3]	639,123.3[3]	2,170,346.2[3]	392,588.7[3]	449,893.8[3]	(147,461.6)[3]	15,675,517.8
11	Unallocated liabilities									62,604.6
12	Total liabilities (10) + (11)									15,738,122.4
13	Capital expenditure	9,228.1	4,745.0	866.6	401.2	400.1	773.0	745.2	..	17,159.2
14	Depreciation	7,249.4	2,859.8	481.0	323.3	598.0	1,306.0	599.6	(16.4)	13,400.7
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

The following tables set forth, for the periods indicated, the geographical segment results.

	Rs. in million
Revenue	Year ended March 31, 2021	Year ended March 31, 2020
Domestic operations	1,579,203.4	1,442,222.4
Foreign operations	34,161.4	55,638.6
Total	1,613,364.8	1,497,861.0

	Rs. in million
Assets	Year ended March 31, 2021	Year ended March 31, 2020
Domestic operations	14,216,048.7	12,275,555.0
Foreign operations	1,378,474.0	1,335,417.1
Total	15,594,522.7	13,610,972.1

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

			Rs. in million
	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2021	Year ended March 31, 2020
Domestic operations	16,866.4	17,207.3	13,120.0	11,440.3
Foreign operations	292.8	907.5	280.7	271.9
Total	17,159.2	18,114.8	13,400.7	11,712.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

11.	Penalties/fines imposed by banking regulatory bodies

There was no penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2021 (year ended March 31, 2020: Nil).

12.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2021 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.6%	1,475,091.9	88.1%	161,926.8

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	14,409.7	3.5%	6,473.3
ICICI Securities Limited	1.1%	18,027.0	5.9%	10,933.0
ICICI Home Finance Company Limited	1.0%	16,085.9	0.4%	806.3
ICICI Trusteeship Services Limited	0.0%[2]	8.1	0.0%[2]	0.7
ICICI Investment Management Company Limited	0.0%[2]	83.0	(0.0%)[2]	(11.8)
ICICI Venture Funds Management Company Limited	0.2%	2,459.1	0.0%[2]	40.1
ICICI Prudential Life Insurance Company Limited	5.8%	91,188.6	5.2%	9,601.5
ICICI Lombard General Insurance Company Limited	5.1%	81,156.6	8.0%	14,730.5
ICICI Prudential Trust Limited	0.0%[2]	15.4	0.0%[2]	1.7
ICICI Prudential Asset Management Company Limited	1.0%	16,274.7	6.4%	11,795.0

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	288.5	(0.0%)[2]	(39.9)
Foreign
ICICI Bank UK PLC	2.4%	37,047.9	0.6%	1,097.9
ICICI Bank Canada	2.2%	34,795.0	0.6%	1,126.1
ICICI International Limited	0.0%[2]	99.6	(0.0%)[2]	(11.8)
ICICI Securities Holdings Inc.	0.0%[2]	130.4	(0.0%)[2]	(1.3)
ICICI Securities Inc.	0.0%[2]	274.8	0.0%[2]	6.3

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	375.0	0.0%[2]	75.0
Foreign
NIL	..	..	..	..

Minority Interests	(6.1%)	(95,883.4)	(10.8%)	(19,796.5)

Associates
Indian
I-Process Services (India) Private Limited	..	..	0.0%[2]	11.8
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	0.5
ICICI Merchant Services Private Limited	..	..	0.1%	185.8
India Infradebt Limited	..	..	0.7%	1,198.8
India Advantage Fund III	..	..	0.0%[2]	13.8
India Advantage Fund IV	..	..	0.0%[2]	19.3
Arteria Technologies Private Limited	..	..	0.0%[2]	13.0
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(7.2%)	(116,052.8)	(8.9%)	(16,352.7)

TOTAL	100.0%	1,575,875.0	100.0%	183,843.2

1.	Total assets minus total liabilities.
2.	Insignificant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Additional information to consolidated accounts at March 31, 2020 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	94.7%	1,165,044.1	82.9%	79,308.1

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	11,125.4	2.8%	2,657.2
ICICI Securities Limited	1.0%	11,828.5	5.7%	5,481.0
ICICI Home Finance Company Limited	1.2%	15,241.9	(1.2%)	(1,168.2)
ICICI Trusteeship Services Limited	0.0%[2]	7.4	0.0%[2]	0.4
ICICI Investment Management Company Limited	0.0%[2]	94.8	(0.0%)[2]	(18.6)
ICICI Venture Funds Management Company Limited	0.2%	2,449.5	0.1%	134.1
ICICI Prudential Life Insurance Company Limited	5.9%	72,186.2	11.2%	10,687.5
ICICI Lombard General Insurance Company Limited	4.7%	57,054.0	12.5%	11,937.6
ICICI Prudential Trust Limited	0.0%[2]	14.5	0.0%[2]	1.0
ICICI Prudential Asset Management Company Limited	1.0%	12,793.8	11.0%	10,494.1
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	328.4	(0.0%)[2]	(17.7)
Foreign
ICICI Bank UK PLC	2.8%	34,301.4	1.7%	1,647.6
ICICI Bank Canada	2.5%	31,051.8	2.3%	2,161.5
ICICI International Limited	0.0%[2]	115.1	(0.0%)[2]	(3.0)

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Securities Holdings Inc.	0.0%[2]	131.7	0.0%[2]	2.8
ICICI Securities Inc.	0.0%[2]	267.7	0.1%	50.0

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	156.9	(0.0%)[2]	(6.5)
Foreign
NIL	..	..	..	..

Minority interests	(5.5%)	(67,947.7)	(17.4%)	(16,591.6)

Associates
Indian
I-Process Services (India) Private Limited	..	..	0.0%[2]	5.7
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	(0.0%)[2]	(5.1)
ICICI Merchant Services Private Limited	..	..	0.2%	208.9
India Infradebt Limited	..	..	1.1%	1,096.5
India Advantage Fund III	..	..	0.2%	186.6
India Advantage Fund IV	..	..	0.3%	267.6
Arteria Technologies Private Limited	..	..	0.0%[2]	6.4
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(9.4%)	(116,644.8)	(13.5%)	(12,860.8)

Total net assets/net profit	100.0%	1,229,600.6	100.0%	95,663.1

1. Total assets minus total liabilities.

2. Insignificant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

13.	Sale of equity shareholding in subsidiaries

During the year ended March 31, 2021, the Bank sold approximately 1.50% of its shareholding in ICICI Prudential Life Insurance Company Limited, 3.96% of its shareholding in ICICI Lombard General Insurance Company Limited and 4.21% of its shareholding in ICICI Securities Limited and made a net gain of Rs. 32,970.5 million on these sales (year ended March 31, 2020: Nil).

14.	Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2021 was Rs. 57,271.4 million (March 31, 2020: Rs. 57,871.0 million) as compared to the historical cost less accumulated depreciation of Rs. 26,018.6 million (March 31, 2020: Rs. 26,427.8 million).

The revaluation reserve is not available for distribution of dividend.

15.	Proposed dividend on equity shares

The Board of Directors at its meeting held on April 24, 2021 has recommended a dividend of Rs. 2 per equity share for the year ended March 31, 2021 (year ended March 31, 2020: Nil). The declaration and payment of dividend is subject to requisite approvals.

16.	Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2020 and for the year ended March 31, 2019.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

17.	Demerger of Bharti AXA General Insurance Company Limited into ICICI Lombard General Insurance Company Limited

In August 2020, the Board of Directors of ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited at their respective meetings approved entering into definitive agreements for demerger of Bharti AXA’s general insurance business and transferring the same into ICICI Lombard General Insurance Company through a Scheme of Arrangement. Based on the share exchange ratio recommended by independent valuers and accepted by the respective boards of ICICI Lombard General Insurance Company and Bharti AXA General Insurance Company, the shareholders of Bharti AXA General Insurance Company shall receive two shares of ICICI Lombard General Insurance Company for every 115 shares of Bharti AXA General Insurance Company held by them as on the date on which the Scheme of Arrangement was approved by the Board of Directors of ICICI Lombard General Insurance Company and Bharti AXA General Insurance Company. The conclusion of the proposed transaction is subject to compliance with various conditions, including approvals from various regulators. On the conclusion of the proposed transaction, the equity shareholding of the Bank in ICICI Lombard General Insurance Company will come down to below 50.0%. In September 2020, the Central Government, on the recommendation of RBI, has issued a notification exempting ICICI Bank from the provisions of Section 19(2) of the Banking Regulation Act, 1949 with respect to shareholding above 30.0% in ICICI Lombard General Insurance Company Limited, for a period of three years.

18.	Reliefs on interest

In accordance with RBI notification dated April 7, 2021, the Group is required to refund/adjust ‘interest on interest’ to borrowers. As required by the RBI notification, the methodology for calculation of such interest on interest has recently been circulated by the Indian Banks’ Association. The Group is in the process of suitably implementing this methodology. At March 31, 2021, the Group has created a liability towards estimated interest relief amounting to Rs. 1,820.0 million and reduced the same from the interest income.

19.	Impact of Covid-19 on the performance of the Group

The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown in April-May 2020 substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. The current second wave of Covid-19 pandemic, where the number of new cases has increased significantly in India, has resulted in re-imposition of localised/regional lock-down measures in various parts of the country.

The impact, including credit quality and provision of the Covid-19 pandemic, on the Group, is uncertain and will depend on the spread of Covid-19, the effectiveness of current and future steps taken by the governments and central bank to mitigate the economic impact, steps taken by the Group and the time it takes for economic activities to return to pre-pandemic levels. The Group’s capital and liquidity position is strong and would continue to be a focus area for the Group during this period.

In addition to Covid-19 related provision of Rs. 27,250.0 million made in FY2020, during FY2021, the Bank made additional Covid-19 related provision of Rs. 65,500.0 million (excluding contingency provision on borrower accounts not classified as non-performing pursuant to the Supreme Court interim order) and utilised Rs. 18,000.0 million of Covid-19 related provisions. Accordingly, at March 31, 2021, the Bank held aggregate Covid-19 related provision of Rs. 74,750.0 million.

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

Investment fluctuation reserve: Represents appropriation of net gains on sale of securities classified as available for sale and held for trading, or net profit after mandatory appropriations to other reserves, whichever is lower, until the amount of this reserve is at least 2% of held for trading and available for sale portfolio. Balance in investment fluctuation reserve in excess of 2% of held for trading and available for sale portfolio can be drawn down and transferred to balance in profit and loss account.

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

Reserve fund: Represents appropriation made to reserve fund in accordance with regulations applicable to Sri Lanka branch of the Bank. Balance in reserve fund was transferred to balance in profit and loss account on closure of Sri Lanka branch in fiscal 2021.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2021.

Rupees in million

Deposits maturing during the year ending March 31,
2022	3,889,955.9
2023	783,866.1
2024	239,264.7
2025	61,344.5
2026	139,894.3
Thereafter	53,055.7
Total time deposits	5,167,381.2

At March 31, 2021, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 2,591,789.6 million (March 31, 2020: Rs. 2,313,681.0 million).

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

The following table sets forth a listing of long-term debt at March 31, 2021, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2022	158,468.1	34,641.7	193,109.8
2023	181,373.8	82,339.1	263,712.9
2024	186,184.3	44,028.5	230,212.8
2025	139,355.6	44,159.5	183,515.1
2026	153,166.1	8,324.4	161,490.5
Thereafter	147,927.6	..	147,927.6
Total	966,475.5	213,493.2	1,179,968.7
Less: Unamortized debt issue costs			(932.1)
Total			1,179,036.6

Long-term debt is denominated in various currencies. At March 31, 2021, long-term debt comprises Indian rupee debt of Rs. 695,391.1 million (March 31, 2020: Rs. 786,698.3 million) and foreign currency debt of Rs. 483,645.6 million (March 31, 2020: Rs. 658,596.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

Category	At March 31, 2021
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	423,428.8	8.6%	5.2% to 14.2%	3.2
Borrowings from Reserve Bank of India	..	..	..	..
Refinance from financial institutions	228,385.5	4.7%	2.8% to 9.6%	2.3
Borrowings from other banks	14,038.4	7.0%	6.2% to 7.5%	3.0
Fixed deposits	29,538.4	7.5%	4.2% to 8.9%	2.8
Total	695,391.1	7.2%		2.9

Rupees in million

Category	At March 31, 2020
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	446,954.9	8.8%	7.1% to 14.2%	3.7
Borrowings from Reserve Bank of India	82,750.0	5.0%	4.4% to 5.2%	2.9
Refinance from financial institutions	189,255.8	6.3%	4.2% to 9.6%	1.6
Borrowings from other banks	44,683.4	8.1%	6.3% to 9.2%	3.0
Fixed deposits	23,054.2	8.1%	7.0% to 8.9%	2.8
Total	786,698.3	7.7%		3.1

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

Category	At March 31, 2021
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	191,728.5	3.4%	0.5% to 5.4%	3.8
Other borrowings	291,917.1	1.4%	0.0% to 5.2%	2.1
Total	483,645.6	2.2%		2.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Category	At March 31, 2020
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	332,354.6	4.1%	0.2% to 7.0%	3.1
Other borrowings	326,241.6	2.2%	0.0% to 8.4%	2.5
Total	658,596.2	3.2%		2.8

See note on “Schedule 18B-Additional note-19 Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Deposits maintained with the Reserve Bank of India were Rs. 390,002.3 million at March 31, 2021 (March 31, 2020: Rs. 253,402.1 million) towards compliance with the guidelines governing minimum cash reserve requirements. Out of this, the Bank’s minimum cash reserve requirements at March 31, 2021 was Rs. 316,478.6 million (March 31, 2020: Rs. 220,524.1 million) which is subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 48,515.7 million (March 31, 2020: Rs. 32,325.4 million) in deposit, which have original maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2021				At March 31, 2020
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	297,027.3	15,426.1	(263.3)	312,190.1	265,954.5	10,138.6	(1,423.3)	274,669.8
Government securities	2,276,602.6	75,097.1	(6,182.6)	2,345,517.1	1,797,106.8	73,492.3	(701.8)	1,869,897.3
Other debt securities[1]	5,909.9	7.6	(1.3)	5,916.2	7,921.8	12.8	(0.2)	7,934.4
Total debt securities	2,579,539.8	90,530.8	(6,447.2)	2,663,623.4	2,070,983.1	83,643.7	(2,125.3)	2,152,501.5
Equity shares	30.0	5.5	..	35.5	408.6	..	..	408.6
Other securities	7,269.5	1,029.6	(199.6)	8,099.5	7,252.4	697.5	(155.8)	7,794.1
Total	2,586,839.3	91,565.9	(6,646.8)	2,671,758.4	2,078,644.1	84,341.2	(2,281.1)	2,160,704.2

1.	Includes certificate of deposit and commercial paper.

2.	Interest accrued on held-to-maturity securities amounted to Rs. 46,253.8 million at March 31, 2021 (March 31, 2020 - Rs. 41,367.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2021				At March 31, 2020
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	218,314.7	8,405.8	(77.1)	226,643.4	142,449.3	2,925.7	(1,837.4)	143,537.6
Government securities	460,358.4	2,620.6	(121.7)	462,857.3	479,037.6	2,874.0	(32.6)	481,879.0
Other debt securities[1]	150,411.5	2,895.1	(2,163.4)	151,143.2	180,711.5	3,636.1	(1,891.0)	182,456.6
Total debt securities	829,084.6	13,921.5	(2,362.2)	840,643.9	802,198.4	9,435.8	(3,761.0)	807,873.2
Equity shares	151,569.1	62,954.3	(16,281.9)	198,241.5	171,896.8	29,464.2	(42,055.0)	159,306.0
Other securities	46,602.8	4,777.6	(7,045.6)	44,334.8	47,616.6	3,569.8	(4,594.6)	46,591.8
Total	1,027,256.5	81,653.4	(25,689.7)	1,083,220.2	1,021,711.8	42,469.8	(50,410.6)	1,013,771.0

1.	Includes pass through certificates, certificate of deposit, commercial paper and banker's acceptance.

2.	Interest accrued on available for sale securities amounted to Rs. 15,588.2 million at March 31, 2021 (March 31, 2020 - Rs. 9,748.5 million).

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Interest	48,297.5	48,006.9	43,038.9
Dividend	1,719.5	2,055.8	1,721.4
Total	50,017.0	50,062.7	44,760.3

Gross realized gain	73,793.0	19,397.4	32,690.4
Gross realized loss	(10,817.4)	(6,019.8)	(7,823.3)
Total	62,975.6	13,377.6	24,867.1

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Interest and dividend	14,954.8	23,130.8	20,527.8
Realized gain/(loss) on sale of trading portfolio	5,749.2	8,233.0	(50.0)
Unrealized gain/(loss) on trading portfolio	340.7	(2,073.3)	659.2
Total	21,044.7	29,290.5	21,137.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2021, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	33,594.3	34,103.2
One to five years	104,190.0	109,410.7
Five to ten years	114,752.0	121,789.9
Greater than ten years	44,491.0	46,886.3
Total corporate debt securities	297,027.3	312,190.1
Government securities
Less than one year	39,522.4	40,615.8
One to five years	1,036,258.1	1,074,563.8
Five to ten years	562,439.5	580,151.9
Greater than ten years	638,382.6	650,185.6
Total government securities	2,276,602.6	2,345,517.1
Other debt securities
Less than one year	5,909.9	5,916.2
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	5,909.9	5,916.2
Total debt securities classified as held to maturity	2,579,539.8	2,663,623.4

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2021, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	32,174.5	32,794.4
One to five years	172,905.0	179,718.6
Five to ten years	12,736.2	13,656.0
Greater than ten years	499.0	474.4
Total corporate debt securities	218,314.7	226,643.4
Government securities
Less than one year	174,301.1	175,023.9
One to five years	223,382.3	225,197.6
Five to ten years	5,486.3	5,440.6
Greater than ten years	57,188.7	57,195.2
Total Government securities	460,358.4	462,857.3
Other debt securities
Less than one year	105,701.0	106,883.5
One to five years	29,254.7	29,721.9
Five to ten years	6,883.8	6,367.8
Greater than ten years	8,572.0	8,170.0
Total other debt securities	150,411.5	151,143.2
Total debt securities classified as available for sale	829,084.6	840,643.9

Credit rating profile of held-to-maturity debt securities

The Group considers credit rating as credit quality indicators for the held-to-maturity debt securities. The credit rating of debt securities is issued by external credit rating agencies.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2021:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	281,298.8	..	12,786.9	2,941.6	..	297,027.3
Government securities	2,276,602.6	..	..	..	..	2,276,602.6
Other debt securities	5,909.9	..	..	..	..	5,909.9
Total Debt securities	2,563,811.3	..	12,786.9	2,941.6	..	2,579,539.8

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2020:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	247,939.3	..	15,425.4	1,579.8	1,010.0	265,954.5
Government securities	1,797,106.8	..	..	..	..	1,797,106.8
Other debt securities	7,921.8	..	..	..	..	7,921.8
Total Debt securities	2,052,967.9	..	15,425.4	1,579.8	1,010.0	2,070,983.1

There were no held-to-maturity debt securities that were past due and still accruing as at the year ended March 31, 2021 and March 31, 2020.

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities and corporate bonds during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2021, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility offered by Reserve Bank of India amounted to Rs. 149,161.7 million (March 31, 2020: Rs. 463,561.6 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 362,796.7 million (March 31, 2020: Rs. 641,609.9 million).

During fiscal 2021, average borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 467,872.0 million (March 31, 2020: Rs. 226,400.8 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 468,286.2 million (March 31, 2020: Rs. 82,996.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2021	2020
Commercial loans	3,437,735.3	3,338,912.7
Term loans	1,813,443.6	1,764,873.4
Working capital facilities[1]	1,624,291.7	1,574,039.3
Consumer loans and credit card receivable	4,808,137.6	4,053,805.5
Mortgage loans	2,805,690.7	2,351,364.0
Other secured loans	1,283,462.3	1,049,237.3
Credit cards	183,319.4	163,865.4
Other unsecured loans	535,665.2	489,338.8
Lease financing[2]	723.0	909.6
Total gross advances	8,246,595.9	7,393,627.8
Provision for loan losses[3]	(328,582.0)	(331,166.7)
Total net advances	7,918,013.9	7,062,461.1

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

Commercial loans

Commercial loans include term loans and working capital facilities extended to corporate and other business entities.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration in the borrower’s ability to repay the loan. Term loans, including corporate finance and project finance loans, are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants and equipment. Working capital facilities, which include bills purchased and discounted, over drafts, cash credit and loans repayable on demand, are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables.

The overall economic condition affecting businesses impacts the Bank’s commercial loan portfolio. A prolonged slowdown in the Indian economy and significant decline in commodity prices could adversely affect borrowers’ abilities to repay loans. In light of increasing international trade linkages, borrowers’ abilities to repay loans may also be negatively affected by adverse economic developments in the United States and other major economies. Unfavorable exchange rate movements may also increase borrowers’ debt burden and adversely affect their abilities to repay loans.

Borrowers’ ability to repay project finance term loans depends on the viability of the project financed which, in turn, depends on the timeliness of the project’s completion, the stability of government policies and changes in market demand.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, automobile loans, commercial vehicle loans, jewel loans, farm equipment loans, kisan (farmer) credit cards and other secured loans.

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

The Bank extends kisan (farmer) credit card facility to farmers for meeting their cost of cultivation and other ancillary expenses. These loans are secured by hypothecation of crops and mortgage of the agricultural land. Unfavorable monsoon, natural calamities and announcement of farm loan waiver by state governments are among the key risk drivers of kisan (farmer) credit card portfolio.

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

Impact of Covid-19 pandemic

The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown in April-May 2020 substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. The second wave of Covid-19 pandemic from March 2021, where the number of new cases and loss of life increased significantly in India, has resulted in re-imposition of localized/regional lock-down measures in various parts of the country.

The impact of the Covid-19 pandemic, on the Bank and the Group, including credit quality and provision, is uncertain and will depend on the trajectory of Covid-19, the progress of the vaccination program, the extent of lock-down measures, the effectiveness of current and future steps taken by the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements government and central bank to mitigate the economic impact, steps taken by the Bank and the Group and the time it takes for economic activities to return to pre-pandemic levels.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2021	2020
Less than one year	2,533,371.6	2,247,841.1
One to five years	3,789,936.5	3,188,505.8
Greater than five years	1,594,705.8	1,626,114.2
Total	7,918,013.9	7,062,461.1

Interest income on loans

The Bank and its housing finance subsidiary recognizes interest income on loans in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per Reserve Bank of India guideline dated March 27, 2020, except in the case of non-performing loans where interest is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgrade. The overseas banking subsidiaries of the Bank recognize interest on loans as it accrues except in the case of impaired loans where interest is accrued on net loans.

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million

	Year ended March 31,
	2021	2020	2019

Commercial loans[1]	206,646.2	252,758.4	224,381.1
Consumer loans and credit card receivables[2]	395,938.1	356,483.5	284,448.2
Lease financing[3]	32.6	41.2	19.0
Total	602,616.9	609,283.1	508,848.3

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

A loan classified as restructuring, where a concessionary modification such as changes in repayment period, principal amount, repayment installment and reduction in rate of interest has been made by the Group and downgraded to non-performing. The restructuring of loans in the event of a natural calamity, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continues to be classified as standard restructured loans. Further, Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, has provided a prudential framework to implement a resolution plan in respect of eligible corporate borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The loan accounts subjected to restructuring by the Bank are upgraded to the standard category from standard restructured category if the borrower demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower was reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year was from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. The restructured loans, classified as non-performing, can be upgraded only after satisfactory performance during the ‘specified period’, that is, the date by which at least certain percentage of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan whichever is later. Further, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- equivalent or better) at the end of the ‘specified period’ by credit rating agencies accredited with the Reserve Bank of India.

The moratorium granted by the Group to the borrowers in accordance with the Reserve Bank of India circular dated March 27, 2020, is not considered as restructuring of loans.

At March 31, 2021, the Group had committed to lend (including non-fund based facilities) Rs. 749.7 million (March 31, 2020: Rs. 1,660.3 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2021	2020
Commercial loans
Term loans	13,925.8	1,506.0
Working capital facilities	1,415.4	674.4
Consumer loans
Mortgage loans	14,425.1	59.9
Other secured loans	8,168.2	2,053.2
Credit cards	..	..
Other unsecured loans	841.1	..
Lease financing	..	..
Total gross restructured loans[2]	38,775.6	4,293.5
Provision for loan losses[3]	(896.6)	(231.7)
Total net restructured loans	37,879.0	4,061.8

1.	Represents entire borrower level outstanding of the restructured accounts.

2.	At March 31, 2021, includes loans amounting to Rs. 19,208.8 million restructured under Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020.

3.	In addition to above, the Bank holds general provision amounting to Rs. 4,560.2 million at March 31, 2021 (March 31, 2020: Rs. 225.8 million) on these restructured accounts, including general provision required as per the guidelines issued by the Reserve Bank of India.

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (360 days for direct agri loans), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. The Bank also identifies non-performing loans based on a review of accounts selected on the basis of certain criteria, by evaluating additional information (other than that relating to the payment record). In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, where ever granted, is excluded from the number of days past-due for the purpose of asset classification as per the Reserve Bank of India circular. The Supreme Court, in a writ petition, through its interim order dated September

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

3, 2020 directed that accounts which were not declared as non-performing till August 31, 2020 shall not be declared as non-performing till further orders. Accordingly, the Bank did not classify such borrower accounts as non-performing. Subsequently, in March 2021, the Supreme Court issued the final order and vacated the interim order. On April 7, 2021, the Reserve Bank of India issued a guidelines requiring banks to commence asset classification, based on extent guidelines, effective September 1, 2020. Accordingly, at March 31, 2021, the Bank classified these borrower accounts as non-performing based on the Reserve Bank of India guidelines with effect from September 1, 2020. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount outstanding in the host country. In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per the National Housing Bank guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by National Housing Bank. Loans in the Bank’s United Kingdom’s subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

The following table sets forth, for the periods indicated, a listing of non-performing loans.

Rupees in million

	At March 31,
	2021	2020
Commercial loans
Term loans	199,707.8	258,621.8
Working capital loans	84,398.1	105,889.4
Consumer loans
Mortgage loans	61,876.0	25,209.7
Other secured loans	51,517.8	33,254.1
Credit cards	9,905.6	6,609.5
Other unsecured loans	19,623.6	8,837.5
Lease financing	..	..
Total gross non-performing loans[1]	427,028.9	438,422.0
Provision for loan losses	(327,680.4)	(330,221.5)
Total net non-performing loans	99,348.5	108,200.5

1.	Does not include Rs. 3,694.5 million at March 31, 2021 (March 31, 2020: Rs. 13,092.6 million), where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, consequent to outbreak of Covid-19.

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Provision for loan losses at the beginning of the year	231.7	278.9	628.1
Provision for loan losses made for new additions during the year	705.6	159.6	0.1
Increase/(decrease) of provision for existing loan losses during the year	(20.4)	(57.0)	(15.9)
Reduction/write-back of provision on restructured loans due to: Upgrade to standard assets	..	..	..
Downgrade to non-performing assets	(20.3)	(149.8)	(333.4)
Provision for loan losses at the end of the year	896.6	231.7	278.9

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Provision for loan losses at the beginning of the year	330,221.5	343,643.1	274,118.0
Provision for loan losses made during the year	137,276.3	146,100.0	206,845.5
Write-off/write-back of excess provision[1]	(139,817.4)	(159,521.6)	(137,320.4)
Provision for loan losses at the end of the year	327,680.4	330,221.5	343,643.1

1.	Includes provisions on loans which were upgraded during the period.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2021.

Rupees in million

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit cards	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	203,736.5	87,163.8	10,649.9	16,659.1	5,400.0	6,612.2	..	..	330,221.5
Add: Provisions for loan losses	24,846.2	33,480.8	20,814.5	25,620.9	14,615.7	17,898.2	..	..	137,276.3
Less: Utilized for write-off of loans	(51,609.7)	(26,571.6)	(4,569.7)	(6,975.2)	(8,907.8)	(7,782.6)	..	..	(106,416.6)
Less: Write back of excess provisions	(3,067.2)	(21,366.5)	(1,475.9)	(2,710.1)	(2,712.5)	(2,068.6)	..	..	(33,400.8)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	173,905.8	72,706.5	25,418.8	32,594.7	8,395.4	14,659.2	..	..	327,680.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit cards	Other unsecured loans	Lease financing	Unallocated	Total
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,376.8	1,638.2	1,476.2	1,061.5	9.9	130.6	..	114,792.6[1]	123,485.8
C. Aggregate provision for loan losses at the end of the year (A) + (B)	178,282.6	74,344.7	26,895.0	33,656.2	8,405.3	14,789.8	..	114,792.6	451,166.2
Closing balance: individually evaluated for impairment	178,282.6	74,344.7	26,895.0	33,656.2	8,405.3	14,789.8	..	..	336,373.6
Closing balance: collectively evaluated for impairment	..	..	..	..	..	..	..	114,792.6	114,792.6
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2021, the Bank held Covid-19 related provisions of Rs. 74,750.0 million which is included in the above amount.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2020.

Rupees in million

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit cards	Other unsecured loans	Lease financing	Unallocated	Total
A. Non- performing loans
Aggregate provision for loan losses at the beginning of the year	218,158.1	97,232.0	7,515.5	11,634.8	3,883.0	5,219.7	..	..	343,643.1
Add: Provisions for loan losses	76,236.7	44,814.4	5,158.3	10,530.6	4,439.2	4,920.8	..	..	146,100.0
Less: Utilized for write-off of loans	(58,386.7)	(47,454.9)	(8.0)	(2,396.4)	(1,955.0)	(2,266.6)	..	..	(112,467.6)
Less: Write back of excess provisions	(32,271.6)	(7,427.7)	(2,015.9)	(3,109.9)	(967.2)	(1,261.7)	..	..	(47,054.0)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	203,736.5	87,163.8	10,649.9	16,659.1	5,400.0	6,612.2	..	..	330,221.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit cards	Other unsecured loans	Lease financing	Unallocated	Total
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	3,420.2	1,439.5	1.5	..	..	..	..	66,235.8[1]	71,097.0
C. Aggregate provision for loan losses at the end of the year (A) + (B)	207,156.7	88,603.3	10,651.4	16,659.1	5,400.0	6,612.2	..	66,235.8	401,318.5
Closing balance: individually evaluated for impairment	207,156.7	88,603.3	10,651.4	16,659.1	5,400.0	6,612.2	..	..	335,082.7
Closing balance: collectively evaluated for impairment	..	..	..	..	..	..	..	66,235.8	66,235.8
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..
1.	At March 31, 2020, the Bank has made Covid-19 related provisions of Rs. 27,250.0 million which is included in the above amount. This provision made by the Bank is more than the requirement as per the Reserve Bank of India’s guideline.

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2021, the Bank’s Canadian subsidiary classified its exposure of Rs. 27,701.2 million as Stage-2 (March 31, 2020: Rs. 29,219.4 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 1,007.8 million (March 31, 2020: Rs. 1,630.5 million) in fiscal 2021. The decrease in Stage-2 exposure and allowance for expected credit loss was primarily due to improving economic and business outlook in fiscal 2021 compared with the onset of Covid-19 pandemic in fiscal 2020.

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date fixed by the Bank or its subsidiaries.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the aging analysis of past due performing loans at March 31, 2021.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,607,889.7	3,359.5	2,486.1	0.6	5,846.2
Working capital facilities[4]	1,534,774.9	4,392.2	720.7	5.9	5,118.8
Consumer loans
Mortgage loans	2,719,541.3	18,317.3	5,872.0	84.1	24,273.4
Other secured loans	1,167,851.6	22,341.0	6,236.4	35,515.5	64,092.9
Credit cards	170,094.0	2,317.7	994.1	8.0	3,319.8
Other unsecured loans	503,761.0	4,042.5	8,231.3	6.6	12,280.4
Lease financing	723.0	..	..	..	..
Total	7,704,635.5	54,770.2	24,540.6	35,620.7	114,931.5

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans at March 31, 2020.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,504,231.9	1,890.3	129.4	..	2,019.7
Working capital facilities[4]	1,464,036.9	3,496.4	271.3	345.3	4,113.0
Consumer loans
Mortgage loans	2,308,733.6	10,663.6	6,757.1	..	17,420.7
Other secured loans	974,202.4	14,067.9	5,716.6	21,996.3	41,780.8
Credit cards	152,727.7	2,171.1	2,355.0	2.1	4,528.2
Other unsecured loans	477,799.8	1,771.9	918.0	11.6	2,701.5
Lease financing	909.6	..	..	..	..
Total	6,882,641.9	34,061.2	16,147.4	22,355.3	72,563.9

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days and loans where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, consequent to outbreak of Covid-19.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

In accordance with the regulatory package announced by the Reserve Bank of India on March 27, 2020, the Bank has extended the option of payment moratorium for all dues falling due between March 1, 2020 and May 31, 2020 to its borrowers. In line with the Reserve Bank of India guidelines issued on April 17, 2020, in respect of all accounts classified as standard as on February 29, 2020, even if overdue, the moratorium period, wherever granted, shall be excluded from the number of days past-due for the purpose of asset classification. Accordingly, at March 31, 2020, the past-due buckets were determined excluding the moratorium period for the purpose of the above disclosure.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2021.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	258,621.8	199,707.8	0.6	..	2,705.9
- Working capital facilities	105,889.4	84,398.1	5.9	..	607.2
Consumer loans
- Mortgage loans	25,209.7	61,876.0	84.1	..	774.8
- Other secured loans	33,254.1	51,517.8	35,515.5	..	980.3
- Credit cards	6,609.5	9,905.6	8.0	..	399.5
- Other unsecured loans	8,837.5	19,623.6	6.6	..	283.7
Lease financing	..	..	..	..	..
Total gross loans	438,422.0	427,028.9	35,620.7	..	5,751.4

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2020.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	310,119.6	258,621.8	..	..	3,316.6
- Working capital facilities	124,160.1	105,889.4	345.3	..	2,536.3
Consumer loans
- Mortgage loans	18,395.7	25,209.7	..	..	762.0
- Other secured loans	21,825.9	33,254.1	21,996.3	..	655.2
- Credit cards	4,661.4	6,609.5	2.1	..	412.3
- Other unsecured loans	6,526.6	8,837.5	11.6	..	289.3
Lease financing	..	..	..	..	..
Total gross loans	485,689.3	438,422.0	22,355.3	..	7,971.7

Credit quality indicators of loans

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For the majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of net loans at March 31, 2021.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Fiscal 2017	Prior to 2017	Revolving loans[1]	Total loans
Rating grades
Investment grade	2,392,131.5	1,288,096.8	979,216.6	481,860.7	276,580.1	457,525.7	1,772,291.6	7,647,703.0
AAA, AA+, AA, AA-, 1, 2A-C	1,473,196.8	673,510.1	536,720.3	319,269.5	213,961.9	399,753.0	381,415.5	3,997,827.1
A+, A, A-, 3 A-C	515,560.9	311,874.9	259,704.1	95,351.5	33,575.9	12,153.9	614,292.0	1,842,513.2
BBB+, BBB and BBB-, 4A-C	403,373.8	302,711.8	182,792.2	67,239.7	29,042.3	45,618.8	776,584.1	1,807,362.7
Below investment grade[1]	11,186.7	18,544.2	32,520.9	28,650.1	16,289.3	51,492.9	54,911.2	213,595.3
Unrated	39,241.3	4,362.7	1,726.6	1,088.2	432.3	413.1	9,451.4	56,715.6
Total net loans	2,442,559.5	1,311,003.7	1,013,464.1	511,599.0	293,301.7	509,431.7	1,836,654.2	7,918,013.9

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

The following table sets forth, for the periods indicated, credit quality indicators of net loans at March 31, 2020.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2020	Fiscal 2019	Fiscal 2018	Fiscal 2017	Fiscal 2016	Prior to 2016	Revolving loans[1]	Total loans
Rating grades
Investment grade	1,966,626.7	1,425,615.6	715,792.9	401,363.9	259,193.4	398,508.1	1,642,375.7	6,809,476.3
AAA, AA+, AA, AA-, 1, 2A-C	943,608.7	698,480.5	401,282.2	262,497.6	197,097.8	323,637.9	313,110.1	3,139,714.8
A+, A, A-, 3 A-C	496,355.0	412,556.2	181,052.2	85,333.4	32,313.6	30,459.1	569,255.4	1,807,324.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

BBB+, BBB and BBB-, 4A-C	526,663.0	314,578.9	133,458.5	53,532.9	29,782.0	44,411.1	760,010.2	1,862,436.6
Below investment grade[1]	19,807.6	24,496.1	25,800.4	18,979.4	10,120.3	51,397.7	72,468.2	223,069.7
Unrated	9,986.5	1,502.5	670.9	366.4	208.2	218.8	16,961.8	29,915.1
Total net loans	1,996,420.8	1,451,614.2	742,264.2	420,709.7	269,521.9	450,124.6	1,731,805.7	7,062,461.1

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

8.	Financial assets transferred during the year to securitization company/reconstruction company

The Bank has transferred certain assets to securitization companies’/asset reconstruction companies in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets/special mention accounts-2 to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with Reserve Bank of India guidelines, in case of non-performing/special mention account-2 loans sold to securitization company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by asset reconstruction companies, the security receipts are valued at their respective net asset values as advised by the asset reconstruction companies.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2021	2020	2019
Number of accounts[1,2]	2	5	15
Aggregate value (net of provisions) of accounts sold to securitization company/reconstruction company	11.3	7.8	2,764.1
Aggregate consideration	81.0	310.9	3,851.5
Aggregate gain/(loss) over net book value	69.7	303.1	1,087.4
Excess provision reversed to profit and loss account on account of sale of NPAs	69.7	303.1	1,087.4

1.	Excludes accounts previously written-off.

2.	Represents corporate loans.

9.	Details of non-performing assets sold, excluding those sold to securitization company/reconstruction company

The Bank has sold certain non-performing assets to banks/financial institutions in compliance with the terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to banking or financial companies, excluding those sold to securitization company/reconstruction company.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million, except number of accounts

	Year ended March 31,
	2021	2020	2019
No. of accounts[1]	4	2	..
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	1,302.8	649.0	..
Aggregate consideration	1,282.5	995.9	..
Aggregate gain/(loss) over net book value	(20.3)	346.9	..

1.	Represents corporate loans.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to entities other than banking or financial companies, excluding those sold to securitization company/reconstruction company.

Rupees in million, except number of accounts

	Year ended March 31,
	2021	2020	2019
No. of accounts[1]	1	..	2
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	..	..	..
Aggregate consideration	75.3	..	28,653.3
Aggregate gain/(loss) over net book value	75.3	..	28,653.3
1.	Represents corporate loans.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,747,685.4 million at March 31, 2021 which represented 118.1% of the capital funds (March 31, 2020: Rs. 1,387,182.2 million representing 110.1% of the capital funds). The single largest exposure (non-bank) at March 31, 2021 was Rs. 235,320.2 million, which was included in rating category “AAA, AA+, AA, AA-, 1, 2A-C”, represented 15.9% of the capital funds (March 31, 2020: Rs. 127,468.4 million representing 10.1% of the capital funds).

The largest group of companies under the same management control accounted for 22.6% of the capital funds at March 31, 2021 (March 31, 2020: 24.1% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 2,670,402.5 million (including fund-based commitments fungible with non fund-based facilities) at March 31, 2021 (March 31, 2020: Rs. 2,000,325.2 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 9,339.5 million at March 31, 2021 (March 31, 2020: Rs. 8,531.7 million).

13.	Derivatives

ICICI Bank is a major participant in the financial derivatives market in India. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury Control and Services Group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, tracking of risk limit utilizations and reporting and ensures compliance with various internal and regulatory guidelines.

The overall market risk limits are approved by the Board as a part of the Enterprise Risk Management – Risk Appetite Framework. The market making and the proprietary trading activities in derivatives are governed by the investment policy, which includes the derivative policy of the Bank. The Investment policy lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group is involved in formulation of the policies and the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policies in relation to various risks including credit and recovery policy, investment policy, derivative policy, asset liability management policy and operational risk management policy. A review of treasury positions and the risk dashboard is presented periodically to the Asset Liability Management Committee and Risk Committee respectively.

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

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting based on guidelines issued by Reserve Bank of India. At March 31, 2021, the Bank was primarily exposed to USD London interbank offered rate and JPY London interbank offered rate benchmarks in its hedging transactions. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India guidelines.

The Financial Stability Board recommended the reform of specified major interest rate benchmarks such as interbank offered rates. Since then National Supervisors in many jurisdictions have taken steps to implement interest rate benchmark reform and have increasingly encouraged market participants to ensure timely progress towards the reform of interest rate benchmarks, including the replacement of interest rate benchmarks with alternative benchmark rates. The progress towards interest

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements rate benchmark reform follows the expectation that some major currencies interbank offered rate (excluding USD) will not be representative after December 2021 while USD London interbank offered rate will not be representative after June 2023. The Board of Directors has authorized the Asset Liability Management Committee to review and approve matters, as applicable, pertaining to the London interbank offered rate transition to alternate risk free rates. The Bank has constituted an internal working group which reviews the Bank’s efforts towards this transaction and also monitors the developments internationally, as well as work carried out in domestic market, including through Indian Banking Association. Further, the Bank had adhered to the ISDA 2020 interbank offered rates fallbacks protocol on January 15, 2021 and has been encouraging its counterparties to adhere as well. Alternatively, for the existing derivative transactions with non-adhering counterparties, the Bank has been entering into bilateral agreements to ensure suitable fallbacks are agreed mutually in accordance with ISDA’s recommendations. The Bank has been actively participating in the Working Group constituted by Indian Banks Association on formulating the alternate rate to the INR Mumbai interbank forward offer rate.

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

Over the counter derivative transactions are generally covered under International Swaps and Derivatives Association master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2021.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure
Interest rate derivatives[2]	19,167,947.8	48,923.1	(61,863.6)	3,299.1	236,125.7
Currency derivatives (including foreign exchange derivatives)[3]	9,313,042.5	59,559.8	(38,740.6)	30,029.4	327,184.6
Equity derivatives	1,055.9	1.7	(4.8)	141.5	169.2
Un-funded credit derivatives	..	..	..	0.5	..
1.	The Bank has recovered Rs. 13.8 million from earlier recorded credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2020.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure
Interest rate derivatives[2]	19,333,987.5	78,713.9	(93,251.6)	(9,268.2)	304,388.8
Currency derivatives (including foreign exchange derivatives)[3]	8,577,802.1	64,347.5	(55,435.5)	23,507.3	311,122.8
Equity derivatives	1.5	0.9	..	24.8	1.5
Un-funded credit derivatives	..	..	..	1.5	..

1.	The Bank has recovered Rs. 201.5 million from earlier recorded credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2021.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	196,259.2	7,216.2	(1,379.2)	10,131.3
Currency derivatives (including foreign exchange derivatives)[2]	15,472.3	643.7	(41.4)	1,849.0

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2021 and March 31, 2020 amounted to Rs. 5,425.6 million and Rs. (14,739.5) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2021 and March 31, 2020 amounted to Rs. (6,091.2) million and Rs. 15,642.6 million respectively.

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 67,142.1 million at March 31, 2021 (March 31, 2020: Rs. 154,403.4 million). The gross positive and negative fair values of these hedging instruments were Rs. 496.1 million (March 31, 2020: Rs. 1,609.0 million) and Rs. (496.2) million (March 31, 2020: Rs. (4,783.9) million) respectively and the credit exposure was Rs. 2,418.2 million at March 31, 2021 (March 31, 2020: Rs. 5,466.1 million).

As per the Basel III Regulations, Banks may adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. Therefore, mark-to-market receivable has been fully off-set against the collateral received from the counterparty and the excess collateral posted over the net mark-to-market

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements payable is reckoned as exposure. Since, the collateral received is counterparty wise and not product wise, the derivative exposure reported above has not been adjusted for the collateral received/posted.

At March 31, 2021, collateral utilized against mark-to-market receivable was Rs. 7,385.2 million (March 31, 2020: Rs. 15,185.9 million), excess collateral posted over net mark-to-market payable was Rs. 743.7 million (March 31, 2020: Rs. 348.6 million) and the net credit exposure post collateral netting on forex and derivatives was Rs. 505,790.8 million (March 31, 2020: Rs. 517,228.1 million).

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

At March 31, 2021, the Group has assessed its contingent tax liability at an aggregate of Rs. 83,575.0 million (March 31, 2020: Rs. 69,164.5 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Indian tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2021. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Bank’s sales tax/value added tax demand aggregating to Rs. 2,098.9 million (March 31, 2020: Rs. 2,279.9 million) by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms, the Bank has appealed against the tax demands and expects a favorable outcome based on opinions from the counsels and decisions in own/other cases.

In the Group’s service tax demand aggregating to Rs. 17,997.1 million (March 31, 2020: Rs. 14,101.6 million) by the tax authorities, the disputed issues mainly pertain to the demands along with interest and penalty levied by the service tax authorities. Of the total demand, Rs. 6,306.8 million pertains to the Bank, mainly relating to applicability of service tax on collection agency services and interest on liquidity facilities in relation to securitization transactions, inter-change fee received by the Bank as an issuing bank on card transactions, amount paid as foreign bank charges in case of import and export transactions, consignment agency services provided to foreign bullion supplier, non-grossing up of tax deducted at source with respect to settlement charges paid to VISA/Master, denial of input credit availed for service tax on deposit insurance premium, ATM interchange fee paid by the Bank to acquiring banks and collection agency fees paid to assignor in relation to securitization transactions. An amount of Rs. 8,005.5 million pertained to the general insurance subsidiary, which mainly comprises Rs. 5,908.5 million towards disallowance of service tax input credit on payments made to automobile dealers on reinsurance of motor vehicle under third party insurance pool arrangement and other expenses, Rs. 1,949.6 million towards short reversal of input tax credit, and Rs. 126.6 million towards demand relating to difference in service tax rate. An amount of Rs. 1,537.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements million pertained to our life insurance subsidiary for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 1,091.6 million pertained to venture capital funds mainly in respect of retention of contribution received by the fund, being treated as fee received in lieu of management services rendered by them and Rs. 255.9 million pertains to Venture Funds Management Company for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fee received. The balance amount of Rs. 800.3 million pertains to other Group entities. The Group relies on favorable opinion from counsel and past decision by the appellate authorities in Group’s own case and other similar cases.

The Group's assessments of income tax and interest tax aggregating to Rs. 63,479.0 million (March 31, 2020: Rs. 52,783.0 million) includes appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate authorities and counsel opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 28,571.9 million (March 31, 2020: Rs. 25,305.9 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases.

Marked-to-market losses on derivatives: Rs. 14,990.8 million (March 31, 2020: Rs. 12,302.2 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 4,709.1 million (March 31, 2020: Rs. 3,364.4 million) relates to the disallowance of depreciation claimed on leased assets by treating the lease transactions as loan transactions by the tax authorities. The Group relies on favorable opinion from the counsel and past decisions by the appellate authorities in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,030.6 million (March 31, 2020: Rs. 1,030.6 million) relates to two special reserve accounts maintained by the Group, which included a special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department.

Interest on perpetual bonds: Rs. 3,880.7 million (March 31, 2020: Rs. 2,087.3 million) relates to the disallowance of interest paid on perpetual bonds the tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. The Group has relied on the favourable opinion from the counsel and the past decision by the appellate authorities in the Group’s own case.

Disallowance of write off in respect of credit cards: Rs. 3,192.0 million (March 31, 2020: Rs. 1,063.8 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favourable opinion from the counsel and past decision by the appellate authorities in Group’s own case.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 53,618.0 million (March 31, 2020: Rs. 42,867.1 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 29,425.4 million (March 31, 2020: Rs. 28,318.3 million) mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which were covered by favorable Apex Court decisions in own/other cases and Rs. 23,283.5 million (March 31, 2020: Rs. 13,572.9 million) pertains to errors requiring rectification by tax authorities. Therefore, these are not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities has not been quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

15.	Litigation

A number of litigations and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses though aggregate of such amounts are recognized as contingent liabilities. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving the litigations or the final outcomes may be substantially different than the provision held or the contingent liability recognized. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 7,143.3 million against which provision of Rs. 3,883.3 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 4,310.2 million at March 31, 2021, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims and contingent liability recognized, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows. In addition to the above, in the course of recovery proceedings initiated by the Bank, moneys are released by the courts against undertakings furnished by the Bank pending final determination of the recovery proceedings.

The Bank, in its Annual Report for 2018, had reported on the various steps and measures taken pursuant to its becoming aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing assets recoveries as fees, and overvaluation of collateral securing corporate loans. As previously reported, the Bank, at the direction of the Audit Committee and with the assistance of external counsel investigated all of the allegations made in the complaint, considered all of the various processes and measures that are operative, and all necessary and appropriate actions have been concluded, with no impact on financial statements. The Bank engaged United States Securities and Exchange Commission, regarding the March 2018 complaint. During the year ended March 31, 2021, the Securities and Exchange Commission has informed the Bank via its United States counsel about the conclusion of its process and that it does not intend to take any enforcement action against the Bank.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.	Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2021 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Total income	756,692.9	371,945.3	666,253.8	31,800.6	436,215.9	129,648.3	78,270.3	(857,462.3)	1,613,364.8
	External revenue	414,943.4	259,621.0	266,551.1	29,880.4	435,804.7	126,511.3	80,052.9	..	1,613,364.8
	Revenue from transfer pricing on external liabilities and other internal revenue	341,749.5	112,324.3	399,702.7	1,920.2	411.2	3,137.0	(1,782.6)	(857,462.3)	..
2	Segment results[1]	77,399.7	58,199.5	107,598.8	5,735.7	10,811.8	19,539.5	40,077.1	(11,578.8)	307,783.3
3	Unallocated expenses									47,500.0
4	Operating profit (2) – (3)[1]									260,283.3
5	Income tax expenses (net)/(net deferred tax credit)									56,643.7
6	Net profit[2] (4) – (5)									203,639.6
	Other information
7	Segment assets	4,124,986.5	3,259,375.0	4,602,320.5	750,682.3	2,169,189.1	389,436.1	445,994.8	(147,461.6)	15,594,522.7
8	Unallocated assets									143,599.7
9	Total assets (7) + (8)									15,738,122.4
10	Segment liabilities	6,869,207.9	2,821,639.2	2,480,180.3[3]	639,123.3[3]	2,170,346.2[3]	392,588.7[3]	449,893.8[3]	(147,461.6)[3]	15,675,517.8
11	Unallocated liabilities									62,604.6
12	Total capital and liabilities (10) + (11)									15,738,122.4
13	Capital expenditure	9,228.1	4,745.0	866.6	401.2	400.1	773.0	745.2	..	17,159.2
14	Depreciation	7,249.4	2,859.8	481.0	323.3	598.0	1,306.0	599.6	(16.4)	13,400.7

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2020 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Total income	725,542.4	399,423.4	620,926.1	39,966.7	397,038.1	123,744.8	67,371.3	(876,151.8)	1,497,861.0
	External revenue	404,713.6	282,617.6	186,258.2	36,980.8	396,841.7	121,132.5	69,316.6	..	1,497,861.0
	Revenue from transfer pricing on external liabilities and other internal revenue	320,828.8	116,805.8	434,667.9	2,985.9	196.4	2,612.3	(1,945.3)	(876,151.8)	..
2	Segment results[1]	89,930.2	9,272.3	51,710.8	10,867.9	10,684.0	16,968.9	23,852.7	(12,295.8)	200,991.0
3	Unallocated expenses									15,104.9
4	Operating profit (2) – (3)[1]									185,886.1
5	Income tax expenses (net)/(net deferred tax credit)									73,631.4
6	Net profit[2] (4) - (5)									112,254.7
	Other information
7	Segment assets	3,513,412.1	3,073,070.6	4,133,791.4	734,528.0	1,557,104.9	365,990.6	378,947.4	(145,872.9)	13,610,972.1
8	Unallocated assets									161,950.2
9	Total assets (7) + (8)									13,772,922.3
10	Segment liabilities	5,732,467.7	2,307,128.6	2,880,715.4[3]	670,469.0[3]	1,558,623.1[3]	370,420.9[3]	383,865.6[3]	(145,872.9)[3]	13,757,817.4
11	Unallocated liabilities									15,104.9
12	Total capital and liabilities (10) + (11)									13,772,922.3
13	Capital expenditure	9,947.7	3,008.0	..	880.9	605.7	3,056.0	616.5	..	18,114.8
14	Depreciation & amortization	6,865.4	2,515.8	0.4	280.6	605.5	906.2	554.7	(16.4)	11,712.2

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2019.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Total income	591,723.3	341,685.0	541,021.8	37,425.1	366,987.7	111,526.8	60,995.7	(738,300.4)	1,313,065.0
	External revenue	324,266.3	250,778.6	167,455.6	35,395.3	364,569.7	109,229.6	61,369.9	..	1,313,065.0
	Revenue from transfer pricing on external liabilities and other internal revenue	267,457.0	90,906.4	373,566.2	2,029.8	2,418.0	2,297.2	(374.2)	(738,300.4)	..
2	Segment results[1]	82,231.2	(102,423.4)	53,401.0	5,916.3	11,624.0	15,984.2	20,142.7	(12,793.4)	74,082.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)[1]									74,082.6
5	Income tax expenses (net)/(net deferred tax credit)									17,191.0
6	Net profit[2] (4) - (5)									56,891.6
	Other information
7	Segment assets	3,071,558.3	2,884,954.5	3,331,049.7	765,251.5	1,626,999.2	329,504.5	314,909.5	(147,533.9)	12,176,693.3
8	Unallocated assets									211,245.6
9	Total assets (7) + (8)									12,387,938.9
10	Segment liabilities	4,889,760.0	1,874,784.2	2,801,718.4[3]	687,857.4[3]	1,629,321.7[3]	334,018.4[3]	318,012.7[3]	(147,533.9)[3]	12,387,938.9
11	Unallocated liabilities									..
12	Total capital and liabilities (10) + (11)									12,387,938.9
13	Capital expenditure	5,436.5	1,966.4	..	251.3	1,245.1	1,159.3	970.3	..	11,028.9
14	Depreciation & amortization	5,559.0	2,111.0	0.4	193.8	567.2	608.3	435.1	(16.4)	9,458.4

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

The Bank has pursued a conscious strategy of increasing the share of retail deposits and re-balancing the funding mix. Accordingly, retail deposits have been considerably higher than retail advances. Accordingly, segment liabilities of the retail business segment were higher as compared to segment assets for above periods.

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

The transaction banking fee primarily includes card related fee such as interchange fee, joining fee and annual fee, income on ATM transactions, deposit accounts related transaction charges and charges for normal transaction banking services and fee on cash management services, commission on bank guarantees, letters of credit and bills discounting. The lending linked fee primarily includes loan processing fee and fee on foreclosure/prepayment of loans. The fund management fee includes the income earned by the Bank’s asset management subsidiary on mutual fund schemes and by the private equity fund management subsidiary on private equity funds. The brokerage income earned by the Bank’s securities broking subsidiary on securities transactions by its customers is included in the securities brokerage income. The third party products distribution fee primarily includes income earned on distribution of products such as mutual funds, insurance products and bonds.

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2021 and March 31, 2020.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2021 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	47,821.6	17,466.5	..	707.1	..	..	10.2	(505.8)	65,499.6
2	Lending linked fee	16,714.2	8,387.1	..	395.4	..	..	603.4	(135.3)	25,964.8
3	Fund management fee	..	..	..	1.4	..	..	20,424.7	(0.6)	20,425.5
4	Securities brokerage income	..	..	..	..	..	..	15,045.2	(198.6)	14,846.6
5	Third party products distribution fee	10,595.8	110.3	..	1.2	..	..	4,099.6	(9,046.4)	5,760.5
6	Others	1,767.8	1,190.0	2,542.6	299.7	3.9	..	3,979.4	(210.1)	9,573.3
	Total	76,899.4	27,153.9	2,542.6	1,404.8	3.9	..	44,162.5	(10,096.8)	142,070.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2020 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	54,092.5	18,624.0	..	700.7	..	..	35.9	(442.9)	73,010.2
2	Lending linked fee	14,868.3	12,063.4	..	386.0	..	..	768.0	(258.6)	27,827.1
3	Fund management fee	..	..	..	9.3	..	..	20,149.5	(0.7)	20,158.1
4	Securities brokerage income	..	..	..	0.0	..	..	9,475.7	(44.4)	9,431.3
5	Third party products distribution fee	12,313.1	26.4	..	2.0	..	..	3,928.0	(11,161.4)	5,108.1
6	Others	1,560.7	873.5	1,914.7	528.1	4.0	..	1,633.1	(100.1)	6,414.0
	Total	82,834.6	31,587.3	1,914.7	1,626.1	4.0	..	35,990.2	(12,008.1)	141,948.8

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2019 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	43,095.9	18,181.4	..	859.3	..	..	..	(534.7)	61,601.9
2	Lending linked fee	11,407.0	11,550.6	..	391.9	..	..	455.7	(286.2)	23,519.0
3	Fund management fee	..	..	..	..	..	..	19,883.4	(3.8)	19,879.6
4	Securities brokerage income	..	..	..	..	..	..	9,383.6	(237.4)	9,146.2
5	Third party products distribution fee	14,965.3	..	..	..	..	..	4,568.3	(11,450.8)	8,082.8
6	Others	913.2	826.4	1,292.6	29.0	3.1	..	1,647.9	(885.0)	3,827.2
	Total	70,381.4	30,558.4	1,292.6	1,280.2	3.1	..	35,938.9	(13,397.9)	126,056.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

18.	Employee Stock Option Scheme

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2021.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year[1]	238,286,573	261.89	6.63	17,387.3
Add: Granted during the year	33,417,700	337.73
Less: Lapsed during the year, net of re-issuance	880,530	336.57
Less: Exercised during the year	24,232,771	218.81
Outstanding at the end of the year[1]	246,590,972	276.14	5.86	75,447.4
Options exercisable	177,136,942	247.45	5.87	59,279.1

1.	Includes options pertaining to Whole-time Directors of ICICI Bank and its subsidiaries pending for regulatory approval at March 31, 2021.

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2020.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	232,427,774	235.40	7.52	38,374.9
Add: Granted during the year[1]	34,288,400	402.16
Less: Lapsed during the year, net of re-issuance[2]	1,904,051	316.72
Less: Exercised during the year	26,525,550	207.09
Outstanding at the end of the year	238,286,573	261.89	6.63	17,387.3
Options exercisable	169,975,899	231.93	6.59	15,610.8

1.	Includes 379,800 options pertaining to Group Whole-time directors pending for regulatory approval.

2.	Includes options pertaining to Whole-time directors adjusted after the subsequent Reserve Bank of India approval for revised number of options.

Total fair value of options vested was Rs. 3,555.6 million for the year ended March 31, 2021, Rs. 3,966.2 million for the year ended March 31, 2020 and Rs. 4,085.0 million for the year ended March 31, 2019.

Total aggregate intrinsic value of options exercised was Rs. 7,390.2 million for the year ended March 31, 2021, Rs. 6,604.2 million for the year ended March 31, 2020 and Rs. 2,691.5 million for the year ended March 31, 2019.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The total compensation cost related to non-vested awards not yet recognized at March 31, 2021 and March 31, 2020 was Rs. 2,560.9 million and Rs. 2,722.3 million respectively and the weighted-average period over which it is expected to be recognized was 1.78 years and 1.89 years respectively.

The following table sets forth a summary of stock options exercisable at March 31, 2021.

Range of exercise price (Rupees per share)	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	976,475	78.93	2.16	491.3
100-199	16,411,432	166.35	3.18	6,823.0
200-299	149,961,976	247.43	6.30	50,187.3
300-399	276,600	342.48	4.37	66.3
400-499	9,493,659	401.95	4.10	1,710.3
500-599	16,800	527.70	4.82	0.9

The following table sets forth a summary of stock options exercisable at March 31, 2020.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	1,173,325	79.11	2.86	287.0
100-199	24,177,234	166.55	3.58	3,800.6
200-299	144,497,270	244.00	7.13	11,523.2
300-399	128,070	345.93	4.83	..

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2021.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2020	68,310,674	124.57
Add: Granted during the year	33,417,700	125.44
Less: Vested during the year	31,544,690	112.72
Less: Forfeited during the year	729,654	131.62
Unvested at March 31, 2021	69,454,030	130.30

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2020.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2019	80,276,445	94.24
Add: Granted during the year	34,288,400	149.62
Less: Vested during the year	44,391,312	89.35
Less: Forfeited during the year	1,862,859	117.86
Unvested at March 31, 2020	68,310,674	124.57

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2021	2020	2019
Risk-free interest rate	4.83% to 5.74%	6.18% to 7.62%	7.32% to 8.31%
Expected term	3.45 years to 5.45 years	3.46 years to 5.46 years	3.64 years to 6.64 years
Expected volatility	35.19% to 37.31%	29.06% to 31.17%	30.79% to 32.22%
Expected dividend yield	0.26% to 0.30%	0.19% to 0.37%	0.43% to 0.80%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant.

The expected term of an option is computed based on the vesting term, exercise period as well as expected exercise behavior of the employees who receive the option, estimated based on the historical stock option exercise pattern of the Bank.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

19.       Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Interest income	891,626.6	848,357.7	719,816.5
Interest expense	426,590.9	446,655.2	391,775.4
Net interest income	465,035.7	401,702.5	328,041.1
Provision for loan losses & others	165,723.7	132,004.2	201,026.9
Provision for depreciation on investments	(1,950.0)	18,136.5	3,591.3
Net interest income after provision for loan losses and investments	301,262.0	251,561.8	123,422.9
Non-interest income	721,738.1	649,503.3	593,248.5
Non-interest expense	762,716.7	715,179.0	642,588.8

	Year ended March 31,
	2021	2020	2019
Income before income tax expense, minority interest	260,283.4	185,886.1	74,082.6
Income tax expense	56,643.7	73,631.4	17,191.0
Income before minority interest	203,639.7	112,254.7	56,891.6
Less: Minority interest	19,796.5	16,591.6	14,349.2
Net income	183,843.2	95,663.1	42,542.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2021	2020	2019
Earnings per equity share: (Rs.)
Basic	27.26	14.81	6.61
Diluted	26.83	14.55	6.53
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	6,743	6,460	6,436
Diluted	6,842	6,567	6,509

Rupees in million

	At March 31,
	2021	2020
Assets
Cash and cash equivalents	1,475,705.3	1,278,529.2
Investments[1,2]	5,365,786.2	4,434,726.3
Loans, net[1,2]	7,918,013.9	7,062,461.1
Property, plant and equipment	108,092.6	104,086.6
Goodwill	1,076.7	1,097.0
Deferred tax asset (net)	93,350.2	88,070.3
Interest accrued, outstanding fees and other income	116,011.0	117,969.7
Other assets	660,086.6	685,982.1
Total assets	15,738,122.5	13,772,922.3

Liabilities
Interest-bearing deposits	8,207,396.6	6,958,872.6
Non-interest bearing deposits	1,392,003.6	1,048,972.0
Short-term borrowings and trading liabilities	259,962.7	816,139.1
Long-term debt	1,179,036.7	1,322,378.7
Other liabilities	3,027,964.5	2,329,011.6
Total liabilities	14,066,364.1	12,475,374.0

Minority interest	95,883.4	67,947.7
Stockholders’ equity	1,575,875.0	1,229,600.6
Total liabilities and stockholders’ equity	15,738,122.5	13,772,922.3

1.	Includes investments and loans amounting to Rs. 144,683.3 million (March 31, 2020: Rs. 378,333.3 million) pledged as security towards short-term borrowings amounting to Rs. 144,683.8 million (March 31, 2020: Rs. 374,299.0 million).

2.	Includes investments and loans amounting to Rs. 238,103.8 million (March 31, 2020: Rs. 240,796.8 million) pledged as security towards long-term borrowings amounting to Rs. 230,653.2 million (March 31, 2020: Rs. 238,846.7 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2020	12,947.7	34.9	335,899.4	308,804.0	571,914.7
Proceeds from issue of share capital	886.4	..	154,419.4[3]	..	..
Additions during the year	..	..	77.6[4]	147,991.0[5,6]	54,078.3
Deductions during the year	..	(3.9)	(701.7)	(141.4)	(10,331.4)[6,7]
Balance at March 31, 2021	13,834.1	31.0	489,694.7	456,653.6	615,661.6

1.	Includes revenue and other reserves and balance in profit and loss account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Includes Rs. 149,162.0 million on account of equity shares issued under Qualified Institutional Placement and Rs. 5,257.4 million (year ended March 31, 2020: Rs. 5,452.1 million) on exercise of employee stock options.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Includes Rs. 10,725.6 million towards addition in fair value change account of insurance subsidiaries.

6.	Includes balance in reserve fund transferred due to closure of Sri Lanka branch and excess balance in Investment Fluctuation Reserve to balance in profit and loss account during the year ended March 31, 2021.

7.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2019	12,894.6	46.8	330,333.2	268,271.2	530,988.3
Proceeds from issue of share capital	53.1	..	5,452.1	..	..
Additions during the year	..	..	114.1[3]	49,325.8	42,016.6
Deductions during the year	..	(11.9)	..	(8,793.0)[4]	(1,090.2)[5]
Balance at March 31, 2020	12,947.7	34.9	335,899.4	308,804.0	571,914.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 6,896.7 million towards reduction in fair value change account of insurance subsidiaries.

5.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium		Revenue and other reserves[1]		Other special reserves[2]
Balance at April 1, 2018	12,858.1	55.7	326,802.5		264,837.0		501,743.7
Proceeds from issue of share capital	36.5	..	3,451.5		..		..
Additions during the year	..	..	79.2	[3]	6,696.9	[4]	31,599.4
Deductions during the year	..	(8.9)	..		(3,262.7)[5]		(2,354.8)[6]
Balance at March 31, 2019	12,894.6	46.8	330,333.2		268,271.2		530,988.3

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	During the year ended March 31, 2018, the Bank made provision amounting to Rs. 5,254.0 million for frauds on non-retail accounts through reserves and surplus, as permitted by Reserve Bank of India. During the year ended March 31, 2019, the entire provision has been recognized in profit and loss account and equivalent debit has been reversed in reserves and surplus as required by Reserve Bank of India.

5.	Includes Rs. 2,209.4 million towards reduction in fair value change account of ICICI Lombard General Insurance Company Limited.

6.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2021	March 31, 2020	March 31, 2019
Balance at the beginning of the year	267,999.9	220,201.1	214,737.7
Additions during the year	183,843.2	95,663.1	42,542.4
Dividend (including corporate dividend tax)	..	(8,735.5)	(11,584.4)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Deductions during the year[2]	(66,687.2)	(39,128.8)	(25,494.6)[1]
Balance at the end of the year	385,155.9	267,999.9	220,201.1

1.	At March 31, 2019 includes impact of Rs. 263.0 million (equivalent to CAD 5.1 million) on account of adoption of International Financial Reporting Standards (IFRS) 9– Financial instruments by the Canadian subsidiary of the Bank.

2.	Includes appropriations/transfers to other reserves.

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Conversions of loans to investments	3,064.9	9,984.6	1,470.2
Interest paid	432,471.2	452,592.8	391,023.8
Interest and dividend received	892,770.6	834,631.4	711,068.9

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2021		At March 31, 2020
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and balances with Reserve Bank of India	463,022.0	463,022.0	353,119.3	353,119.3
Balances with banks and money at call and short notice	1,012,683.3	1,012,683.3	925,409.9	925,409.9
Investments	5,365,786.2	5,480,288.6	4,434,726.3	4,544,863.7
Advances	7,918,013.9	7,967,930.4	7,062,461.1	7,087,114.7
Other assets	717,025.8	717,025.8	721,774.4	721,774.4
Total	15,476,531.2	15,640,950.1	13,497,491.0	13,632,282.0

Financial liabilities
Interest-bearing deposits	8,207,379.0	8,263,918.6	6,961,840.7	6,986,808.7
Non-interest-bearing deposits	1,392,021.2	1,392,021.2	1,046,003.9	1,046,003.9
Borrowings	1,438,999.4	1,473,222.7	2,138,517.8	2,171,182.3
Other liabilities and provisions	863,168.0	863,168.0	782,102.0	782,102.0
Total	11,901,567.6	11,992,330.5	10,928,464.4	10,986,096.9

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

1.        Net income reconciliation

Rupees in million

	Note	Year ended March 31,
		2021	2020	2019
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		183,843.2	95,663.1	42,542.4

Adjustments on account of:

Allowance for credit losses	(a)	48,654.4	5,045.1	65,035.9

Business combinations	(b)	(1,806.2)	(1,806.2)	(1,806.2)

Consolidation	(c)	6,215.0	(8,052.0)	1,080.7

Valuation of debt and equity securities	(d)	(11,626.2)	14,600.2	12,548.7

Amortization of fees and costs	(e)	4,298.8	9,400.5	4,187.3

Accounting for derivatives	(f)	1,328.4	(436.0)	719.5

Accounting for compensation costs	(g)	(4,352.7)	(4,076.6)	(3,201.5)

Accounting for securitization	(h)	715.4	326.9	(224.8)

Income tax benefit/(expense)	(i)	(12,148.5)	(4,775.7)	(34,962.0)

Others	(j)	(1,420.9)	7,448.3	9,029.7

Total impact of all adjustments		29,857.5	17,674.5	52,407.3

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		213,700.7	113,337.6	94,949.7
Net income as per U.S. GAAP attributable to non-controlling interests[1]		20,443.0	8,852.8	8,190.3
Total net income as per U.S. GAAP		234,143.7	122,190.4	103,140.0

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		27.26	14.81	6.61

U.S. GAAP (consolidated)		31.69	17.54	14.75

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		26.83	14.55	6.53

U.S. GAAP (consolidated)		31.23	17.28	14.61

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 19,796.4 million (March 31, 2020: Rs. 16,591.6 million and March 31, 2019: Rs. 14,349.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.        Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2021	2020
Consolidated net worth as per Indian GAAP excluding minority interests[1]		1,575,875.0	1,229,600.6

Adjustments on account of:

Allowance for credit losses	(a)	471.3	20,964.2

Business combinations	(b)	124,310.8	126,117.0

Consolidation	(c)	12,799.6	12,687.0

Valuation of debt and equity securities	(d)	41,516.8	35,182.7

Amortization of fees and costs	(e)	26,160.8	23,258.0

Accounting for derivatives	(f)	1,827.0	498.6

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(773.2)	(1,202.3)

Income tax assets/(liabilities)	(i)	19,591.0	15,703.5

Others	(j)	(7,549.3)	(5,628.9)
Total impact of all adjustments		218,354.8	227,579.8

ICICI Bank stockholders’ equity as per U.S. GAAP		1,794,229.8	1,457,180.4
Non-controlling interests[1]		131,398.7	106,576.5
Total equity as per U.S. GAAP		1,925,628.5	1,563,756.9

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 95,883.4 million (March 31, 2020: Rs. 67,947.7 million).

a)	Allowance for credit losses

The differences in the credit losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the credit losses created on restructured assets, including losses on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Expected credit losses created on commercial loans based on individual assessment, which do not share similar risk characteristics with other loans under U.S. GAAP as compared to provisions based on graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Expected credit losses on the commercial loans sharing similar risk characteristics under U.S. GAAP as compared to prescriptive provisioning as per Reserve Bank of India norms under Indian GAAP for the Bank.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

iv.	Expected credit losses on the consumer loans sharing similar risk characteristics under U.S. GAAP as compared to prescriptive/graded provisioning, subject to minimum provisioning rate, as per Reserve Bank of India norms under Indian GAAP for the Bank.

v.	Expected credit losses created on non-cancellable loan commitments, non-fund exposures and other financial assets under U.S. GAAP as compared to estimated provision on expected devolvement of guarantees in foreseeable future on certain borrowers classified as non-performing under Indian GAAP for the Bank.

Prior to adoption of ASC Topic 326 during fiscal year 2021, the Bank was creating allowance for loan losses under U.S. GAAP in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” on impaired loans and performing portfolios.

Credit losses on restructured loans

Under Indian GAAP, loans restructured by the Bank (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period and few other loans explained below) by re-scheduling principal repayments and/or the interest are classified as non-performing as per Reserve Bank of India guidelines. Provisions as applicable to non-performing loans, are made on restructured loans. In addition to this, provision for the diminution in fair value of the restructured loans is also created by the Bank. The diminution in fair value is computed by discounting both sets of cash flows, based on interest rate prior to restructuring and post restructuring, at the existing rate of interest charged on the loan before the restructuring.

During fiscal 2021, the loans restructured under specific guidelines issued by the Reserve Bank of India for Resolution Framework for Covid-19-related Stress and for certain eligible micro, small and medium enterprises are not classified as non-performing under Indian GAAP. The Bank made provision on these loans as per the Reserve Bank of India guidelines.

Under U.S. GAAP, the credit losses for restructured loans is created by discounting expected cash flows at originally contracted interest rates. The credit losses recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan under U.S. GAAP. Under U.S. GAAP, additional credit losses based on present value of expected cash flows are made for restructured loans, which are not performing as per the restructured terms.

Under Indian GAAP, the loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year is from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. The restructured loans can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least certain percentage of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with longest period of moratorium under the terms of the resolution plan, whichever is later. Further, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- equivalent or better) at the end of the ‘specified period’ by credit rating agencies accredited with the Reserve Bank of India. However, the process of upgrading under U.S. GAAP is not rule-based and the timing of upgrades may differ across individual loans.

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

• Certain transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”. The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in ASC Subtopic 810-10. As the Bank is the ‘Primary Beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities.

Credit losses on commercial loans which do not share similar risk characteristics

The difference related to the credit loss for non-performing loans under Indian GAAP and for loans which do not share similar risk characteristics under U.S. GAAP arises due to a difference in methodology applied to calculate the credit losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three-year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be provided for. The provisions on non-performing retail loans held by the Bank are higher than the minimum regulatory requirement. In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, wherever granted, is excluded from the determination of number of days past-due for the purpose of asset classification as per the Reserve Bank of India circular.

Under U.S. GAAP, commercial loans representing significant individual credit exposures (both funded and non-funded), are individually evaluated to ascertain if they share similar risk characteristics with the borrowers, based on the ability of the borrower to repay the contractual amounts due to the Bank, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. The credit losses for commercial loans, ascertained to not share the similar risk characteristics, are estimated on individual basis and are based on either the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral net of cost to sell, if any.

Under Indian GAAP, the Bank holds specific provisions on certain performing commercial loans and advances based on Reserve Bank of India guidelines/direction.

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

Under Indian GAAP, any contractual amount due from the counter-party under derivative contracts, if not collected within 90 days, is required to be reversed through income statement under Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required credit losses in the same manner as individual credit exposures.

Credit losses on commercial loans sharing similar risk characteristics

Credit losses on commercial loans sharing similar risk characteristics primarily include performing commercial loans.

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except –

•	Small and Micro Enterprise sectors, which attract a provisioning requirement of 0.25%,

•	Advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,

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

Under U.S. GAAP, credit losses on the commercial loans sharing similar risk characteristics are made on collective basis. The segmentation based on risk characteristics for commercial loans primarily include customer type, risk rating and delinquency status. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying probability of default and loss given default. The probabilities of default are derived using an internally developed macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s overarching economic outlook, internal perspectives from subject matter experts across the Group, and market consensus and involve a governed process that incorporates feedback from senior management.

Credit losses on consumer loans sharing similar risk characteristics

Credit losses on consumer loans sharing similar risk characteristics primarily include homogenous small balance loans.

Under Indian GAAP, the provision on non-performing consumer loans is made at a pre-determined rate, subject to minimum provision as required under the Reserve Bank of India guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The provision on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except

•	Farm credit to agriculture and home loan upto a certain amount which attract a provisioning requirement of 0.25%,

•	Advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively

Under U.S. GAAP, credit losses on the consumer loans sharing similar risk characteristics are made on collective basis. The segmentation for the consumer loans is based on risk characteristics such as product type, delinquency status, credit scores, months on book, etc. For agriculture loans, a further segmentation of risk characteristics is also carried out based on direct and indirect agriculture lending. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying probability of default and loss given default. The probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s overarching economic outlook as well as the outlook on certain additional macroeconomic variables from external sources, internal perspectives from subject matter experts across the Group, and market consensus and involve a governed process that incorporates feedback from senior management.

Under Indian GAAP, the Bank made Covid-19 related provisions, which is more than the requirement as per the Reserve Bank of India’s guideline. The Covid-19 pandemic has stressed many macro-economic variables to degrees not experienced in recent history, which has created additional challenges in the use of modeled credit loss estimates and increased the reliance on management judgment. In periods wherein macro-economic variables are outside the range of historical experience on which the Group’s models have been built, the Group makes adjustments to appropriately address these economic circumstances over and above the model output.

Credit losses on undrawn commitments, non-fund exposures and other debt securities

Under U.S. GAAP, the Bank records a liability for credit losses on non-cancellable undrawn commitments by the Group and non-fund exposures to its borrowers based on the life time expected losses. The credit losses are estimated in accordance with the ASC Topic 326, “Financial Instruments – Credit losses”.

Under Indian GAAP, the Bank makes estimated provision on guarantees, above a certain threshold, to its borrowers classified as non-performing based on an assessment of expected devolvement in foreseeable future.

Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. The Bank has internal policies for charge off of non-performing loans against loan loss allowances. Commercial loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement. For loans classified as doubtful or loss, the Bank writes off the portion of the loan not covered by the current value of collateral based on an evaluation of the possibility of recovery of such loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Small-balance homogenous loans are generally charged off against allowances after predefined periods of delinquency, as follows:

•	Two wheeler loans: overdue for 1 continuous year

•	Credit card receivables and unsecured personal loans along with small value personal loans: overdue for 1 continuous year

•	Other consumer loans and unsecured small value business banking loans: overdue for 2 continuous years

•	Mortgage loans: overdue for 4 years and 3 months of continuous delinquency

The same criteria are used for charge off of impaired loans under U.S. GAAP.

Prior to adoption of ASC Topic 326 from April 1, 2020, the allowances for loan losses under U.S. GAAP was recognized in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” on impaired loans and performing portfolios. On adoption of ASC Topic 326, “Financial Instruments—Credit Losses”, the Group recorded additional credit loss of Rs. 68,975.8 million at April 1, 2020. Accordingly, amounts of the previous year have been re-grouped to conform to the current year presentation.

The following table sets forth, for the periods indicated, the difference in aggregate expected credit losses between Indian GAAP and U.S. GAAP as attributable to the aforementioned reconciling items.

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Differences due to expected credit losses on commercial loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	4,185.6	23,068.0	6,419.2
Differences due to expected credit losses on commercial loans evaluated on individual basis	13,788.7	(2,097.5)	48,613.6
Differences due to expected credit losses on commercial loans evaluated on collective basis	9,416.2	(4,788.2)	9,582.1
Differences due to expected credit losses on consumer loans evaluated on collective basis	20,858.9	(14,494.0)	(5,602.3)
Differences due to expected credit losses on undrawn commitments, non-fund exposures and other financial assets	405.0	3,356.8	6,023.3
	48,654.4	5,045.1	65,035.9

See note on 22 (f) Loans for detailed discussion on allowance for credit loss. See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 - Advances" for Indian GAAP balance sheet presentation.

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)	Accounting for intangible assets and goodwill; and

ii)	Acquisition of control due to lapse of minority substantive participating rights in acquiree

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

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interest method, determination of acquirer for accounting or as per scheme of merger approved by Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”.

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2021, 2020 and 2019.

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

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Amortization of intangibles	(1,813.7)	(1,813.7)	(1,813.7)
Others	7.5	7.5	7.5
Total difference in business combinations	(1,806.2)	(1,806.2)	(1,806.2)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of life insurance subsidiary;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

Under Indian GAAP, our life insurance subsidiary (ICICI Prudential Life Insurance Company Limited) is consolidated on line-by-line basis. Under U.S. GAAP, ICICI Prudential Life Insurance Company Limited is accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10, “Consolidation – Overall”.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Profit/(loss) as per U.S. GAAP for life insurance subsidiary[1]	21,327.4	(4,450.5)	13,187.4
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	9,561.6	10,669.8	11,389.3
Net reconciliation difference for life insurance subsidiary[2]	11,765.8	(15,120.3)	1,798.1
Profit/(loss) from life insurance subsidiary attributable to the Group[3]	6,000.8	(7,994.7)	961.5
Profit/(loss) from equity affiliates and majority owned subsidiaries	..	..	121.3
Profit/(loss) on consolidation of variable interest entities and special purpose entities	214.2	(57.3)	(2.1)
Total differences in consolidation	6,215.0	(8,052.0)	1,080.7

1.	The total comprehensive income under U.S. GAAP increased from Rs. 5,739.4 million in fiscal 2020 to Rs. 17,982.4 million in fiscal 2021.

2.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance subsidiary/affiliate.

3.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Profit/(loss) on consolidation of Variable Interest Entities

The Bank has consolidated certain qualified special purpose entities used for securitization transactions, effective April 1, 2010 on adoption of FAS 167 (codified within ASC 810-10). Upon consolidation, the assets of the qualifying special purpose entities were incorporated into the Bank’s loan portfolio and the amounts received from the investors were accounted for as borrowings. Under U.S. GAAP, the Bank accounts for the allowance for loan losses on these loans based on expected credit loss.

Under Indian GAAP, securitized assets are derecognized from the Bank’s books. In accordance with the Reserve Bank of India guidelines for securitization, for securitization transactions entered into after February 1, 2006, the Bank accounted for any losses immediately at the time of securitization but amortized any profits over the life of the securities issued or to be issued by the qualifying special purpose entities. The Bank also provides credit enhancement to the qualifying special purpose entities against delinquencies on securitized assets. Under Indian GAAP, the recognition of losses is based on the extent of utilization of credit enhancement extended to qualifying special purpose entities.

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP.

d)	Valuation of debt and equity securities

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading debt assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in Other Comprehensive Income under stockholders’ equity except for the unrealized losses on securities identified as impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities are recognized in profit and loss account. Under Indian GAAP, the investments are initially measured at transaction cost, while under U.S. GAAP investments are initially measured at fair value.

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

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement. Under U.S. GAAP, change in the parent’s ownership in the subsidiary company is accounted as equity transaction, if the parent retains controlling financial interest in the subsidiary and accordingly gain or loss is not recognized in the income statement. In fiscal 2021, the Bank sold part of its equity shareholdings in its subsidiaries, namely ICICI Lombard General Insurance Company and ICICI Securities Limited, while retaining the control in these subsidiaries. While, gains

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements on sale of equity shares were recorded through profit and loss account under Indian GAAP, these gains were accounted in equity under U.S. GAAP.

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

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Impact of differences in mark-to-market accounting for investment securities	887.8	2,360.2	(644.8)
Impairment allowance on AFS securities under U.S. GAAP	(2,067.4)	(1,428.5)	(1,833.0)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income under U.S. GAAP	(571.1)	758.5	547.1
Impact of gain on sale of stake in subsidiary companies recognized in the income statement under Indian GAAP, which is recognized as an equity transaction under U.S. GAAP	(25,726.7)	..	..
Impact of fair value accounting for financial interest in certain equity affiliates	5,738.4	9,642.0	9,047.0
Others[1]	10,112.8	3,268.0	5,432.4
Total	(11,626.2)	14,600.2	12,548.7

1.	The difference is primarily due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available for sale debt securities include all securities classified as ‘held to maturity’ under Indian GAAP. First-In-First-Out method of accounting is applied on aggregate ‘available for sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP.

2.	The Group adopted ASC Topic 326, “Financial Instruments—Credit Losses” from April 1, 2020 for investment in debt securities. The adoption of ASC Topic 326 did not have significant impact on the financial results.

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

Under Indian GAAP, acquisition costs for new and renewal of insurance contracts in general insurance subsidiary are charged as expense to the revenue account in the year in which these are incurred, whereas under U.S. GAAP, the same are capitalized and charged to expense in proportion to premium revenue recognized as per ASC Topic 944 “Financial Services-Insurance FYR” .

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Loan origination fees and costs	4,345.2	5,349.0	2,992.0
Retirement benefit costs	(1,679.8)	4,124.8	895.8
Reinsurance commission and deferred acquisition costs	1,835.0	(58.2)	581.3
Amortization of other costs	(201.6)	(15.1)	(281.8)
Total differences in amortization of fees and costs[1]	4,298.8	9,400.5	4,187.3

1.	Does not include any amount that is attributable to non-controlling interest holders.

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP primarily due to higher direct loan origination costs on consumer loans incurred during these years reflecting growth in consumer loans.

Under Indian GAAP, there was gain on actuarial assumptions primarily due to increase in the discount rate linked to debt securities yield and lower increase in dearness allowance towards pension liability in fiscal 2021 and loss on actuarial assumptions primarily due to decrease in the discount rate linked to debt securities yield in fiscal 2020, which are recognized through profit and loss account.

Under U.S. GAAP, the actuarial gain/loss are recognized through other comprehensive income, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2021 and higher under U.S. GAAP in fiscal 2020 as compared to Indian GAAP.

See note on “Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 – Advances” for balance sheet presentation of amortization of loan processing fees and cost.

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

Under U.S. GAAP, the Group accounts for its derivative transactions in accordance with the provisions of FASB ASC Topic 815 “Derivatives and Hedging”. Accordingly, certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under U.S. GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under U.S. GAAP, the Group has designated certain derivatives as fair value and cash flow hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the hedge instrument used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the hedge is expected to continue to be highly effective. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk are recorded in the income statement. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, are recorded in reserves. For all hedging relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and the hedging instrument are recognized in the income statement. The Group has also designated certain forward contracts as hedging instruments for its certain net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

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

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. The profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by Reserve Bank of India. Net loss arising on account of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements the sell-down securitization of loan assets is recognized at the time of sale. Further, the securitization transactions of mortgage loans by the Bank’s Canadian subsidiary do not qualify as sale transactions as they do not meet the de-recognition criteria under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as transfers as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

Under ASC Topic 860 “Transfers and Servicing”, certain securitization transactions, which qualify as transfer under Indian GAAP, do not qualify as transfer under U.S. GAAP. See note 22 (a) on “Securitizations and variable interest entities”.

i)	Income taxes

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates, subject to limited exceptions, under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates.

The Bank has recognized current tax expense or benefit and recognized deferred tax assets or liabilities on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP with the offsetting amounts of current tax expense or benefit and deferred tax benefit or expense recognized in net income. Under U.S. GAAP, no deferred tax assets or liabilities are recognized on undistributed earnings of overseas branches where current taxes have been incurred or benefit has been recognized and the current tax expense or benefit incurred has been recognized in Other Comprehensive Income.

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses of domestic companies are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP they are recognized based on a more-likely-than-not criteria.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits from time to time and receive the current tax benefit as per the Income Tax Act, 1961 for the appropriation. If the funds are withdrawn from the Special Reserve in future periods, the amount withdrawn is taxable. Under Indian GAAP, a deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to income tax consequences. Accordingly, a deferred tax liability was not recognized under U.S. GAAP on the Special Reserve based on the Group’s continuing intention to not withdraw or utilize such Special Reserve until a liquidation of the entity and on an opinion from the legal counsel about the non–taxability of such Special Reserve in the scenario of a liquidation.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Deferred tax on temporary differences related to subsidiaries, branches and affiliates[1]	3,676.7	2,359.9	(6,040.5)
Deferred tax on unabsorbed depreciation or carried forward losses[2]	(156.4)	505.8	87.0
Deferred tax on Special Reserve	2,743.2	(6,829.4)	1,864.1
Deferred tax on temporary difference on property and equipment	36.3	18.1	24.5
Income tax impact of non-tax U.S. GAAP adjustments	(18,448.3)	(830.1)	(30,897.1)
Total differences in income taxes benefit/(expense)	(12,148.5)	(4,775.7)	(34,962.0)

1.	For the year ended March 31, 2021, tax effect of Rs. (1,363.7) million on gain on sale of equity shares of the Bank’s subsidiaries (where control is retained) is accounted in equity under U.S. GAAP.

2.	For the year ended March 31, 2021, tax effect of Rs. (983.2) million on gain on sale of equity shares of the Bank’s subsidiaries (where control is retained) is accounted in equity under U.S. GAAP.

At March 31, 2021, the stockholders’ equity was higher by Rs. 19,591.0 million (March 31, 2020: Rs. 15,703.5 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs. 23,729.2 million (March 31, 2020: Rs. 22,143.3 million) was due to deferred tax on temporary differences related to subsidiaries, branches and affiliates, Rs. 1,048.3 million (March 31, 2020: Rs. (611.4) million) was due to deferred taxes not being recognized under U.S. GAAP related to foreign currency translation reserves pertaining to overseas branches, Rs. 1,252.5 million (March 31, 2020: Rs. 2,392.0 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 27,449.7 million (March 31, 2020: Rs. 24,706.5 million) was due to deferred tax on Special Reserve, Rs. 569.2 million (March 31, 2020: Rs. 532.9 million) was due to deferred tax on temporary difference on property and equipment, and Rs. (34,457.9) million (March 31, 2020: Rs. (33,459.8) million) was due to the income tax impact of non-tax U.S. GAAP adjustments.

The Group adopted ASU Topic 2016-13, “Financial Instruments—Credit Losses” effective April 1, 2020 and recognized the transition impact on allowance for credit loss and resultant deferred tax benefit of Rs. (68,975.8) million and Rs. 17,100.1 million respectively through retained earnings.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax" for Indian GAAP presentation.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 31,252.8 million at March 31, 2021 (March 31, 2020: Rs. 31,433.6 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 680.3 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2021 (Rs. 697.0 million for the year ended March 31, 2020 and Rs. 615.4 million for the year ended March 31, 2019).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. This resulted in lower profit of Rs. 1,923.1 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2021 (higher profit of Rs. 6,724.2 million for the year ended March 31, 2020 and higher profit of Rs. 8,425.4 million for the year ended March 31, 2019).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

22.	Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Securitizations and variable interest entities

Overview

The Bank and its subsidiaries are involved with several types of off-balance-sheet arrangements, including special purpose entities.

Uses of Special Purpose Entities

The Group deals with some special purpose entities which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these special purpose entities is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These special purpose entities have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to a special purpose entity converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the special purpose entities issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the special purpose entity and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the special purpose entity and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the special purpose entity, a line of credit, or from a liquidity facility, such as liquidity put option or asset purchase agreement. In accordance with ASC 810-10, the Group consolidates these entities.

Variable Interest Entities

Variable interest entities are entities that have either a total equity investment that is not sufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest (i.e. power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance and right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity). Investors that finance the variable interest entity through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, subordinated fee arrangements, or certain types of derivative contracts, are variable interest holders in the entity. The variable interest holder, if any, that has a controlling financial interest in a variable interest entity is deemed to be the primary beneficiary and must consolidate the variable interest entity. Accordingly, the Group has determined that it has a controlling financial interest because it is the primary beneficiary of certain trusts and entities, based on its determination that it has both, the power to direct activities of a variable interest entity that most significantly impact the entity’s economic performance, and obligation to absorb losses of the variable interest entity that could potentially be significant to the variable interest entity or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity.

The following table sets forth the Group’s involvement with consolidated and unconsolidated variable interest entities in which the Group holds significant variable interests at March 31, 2021.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Particulars	Year ended March 31, 2021	Year ended March 31, 2020
Mortgaged backed securitizations (funded)
Significant investment in unconsolidated variable interest entities	..	..
Investment in consolidated variable interest entities	1,425.9	5,707.4
Total investment in variable interest entity assets (gross assets)	1,425.9	5,707.4

The asset balances for consolidated variable interest entities represent the carrying amounts of the assets consolidated by the Group. The carrying amount may represent the amortized cost or the current fair value of the assets depending on the legal form of the asset (e.g., loan or security) and the Group’s standard accounting policies for the asset type and line of business. The assets of variable interest entities can be utilized only for the settlement of the obligations of respective variable interest entities.

The following table sets forth, for the periods indicated, the carrying amounts and classification of the consolidated assets and liabilities, in respect of variable interest entities and special purpose entities where the Group is primary beneficiary. The liabilities of the consolidated variable interest entities are to be met from the proceeds of the consolidated assets and other support provided by the Bank in the form of credit enhancements and liquidity facilities. The creditors of the consolidated variable interest entities do not have recourse to the general credit of the Group.

Rupees in million

Particulars	At March 31, 2021	At March 31, 2020
Investments	232.7	622.8
Loans	2,167.7	2,645.9
Total assets	2,400.4	3,268.7
Borrowings	499.6	781.4
Total liabilities	499.6	781.4

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 91,356.3 million at March 31, 2021 (March 31, 2020: Rs. 131,399.1 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these variable interest entities, nor was the Bank involved in the design of these variable interest entities. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The fair value of loans and guarantees to these entities was Rs. 9,089.4 million at March 31, 2021 and Rs. 10,212.9 million at March 31, 2020 as compared to the carrying value of Rs. 22,767.4 million at March 31, 2021 and Rs. 26,549.4 million at March 31, 2020. The difference of Rs. 13,678.0 million at March 31, 2021 (March 31, 2020: Rs. 16,336.5 million) between the fair value and the carrying value, which represents loss arising due to fair value changes, has been recognized as a charge to income. This includes fair value of Rs. 8,243.0 million at March 31, 2021 and Rs. 8,921.1 million at March 31, 2020 for loans which are more than 90-days past due with a fair value loss of Rs. 12,219.9 million at March 31, 2021 and Rs. 14,451.3 million at March 31, 2020. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 9,651.4 million at March 31, 2021 (March 31, 2020: Rs. 12,731.5 million) has been recognized as a net charge to income due to fair value changes in the equity and debt investments in these entities.

The Group’s shareholding in these entities at March 31, 2021 is as below:

Sr. No.	Name of the entity	Ownership interest
1.	Vishwa Infrastructure and Services Private Limited	12.53%
2.	Usher Agro Limited	10.88%
3.	Jaiprakash Power Ventures Limited	10.71%
4.	Gammon India Limited	10.63%
5.	Ballarpur Industries Limited	9.99%
6.	Unimark Remedies Limited	9.72%
7.	Great Offshore Limited	9.11%
8.	IVRCL Limited	7.98%
9.	Coastal Projects Limited	7.79%
10.	Diamond Power Infrastructure Limited	7.06%
11.	GTL Infrastructure Limited	4.22%
12.	Pratibha Industries Limited	3.01%
13.	Adhunik Power and Natural Resources Limited	1.77%
14.	Aster Private Limited	1.77%
15.	Patel Engineering Limited	1.64%
16.	Monnet Ispat and Energy Limited	1.25%

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2021	At March 31, 2020
Government securities	303,125.0	223,053.8
Corporate debt securities	23,017.3	29,647.0
Other debt securities	10,924.4	127,119.1
Total	337,066.7	379,819.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2021
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	397,998.2	14,827.1	(280.7)	412,544.6
Government securities	2,299,479.0	52,347.6	(3,824.6)	2,348,002.0
Other debt securities	161,796.5	2,967.9	(2,608.8)	162,155.6
Total debt securities	2,859,273.7	70,142.6	(6,714.1)	2,922,702.2
Other securities	2.4	9.6	..	12.0
Total	2,859,276.1	70,152.2	(6,714.1)	2,922,714.2

Rupees in million

	At March 31, 2020
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	319,208.3	5,821.3	(4,145.4)	320,884.2
Government securities	1,969,330.1	55,106.9	(1,040.9)	2,023,396.1
Other debt securities	193,469.2	3,761.0	(3,601.0)	193,629.2
Total debt securities	2,482,007.6	64,689.2	(8,787.3)	2,537,909.5
Other securities	10.4	45.5	..	55.9
Total	2,482,018.0	64,734.7	(8,787.3)	2,537,965.4

The fair value of the Group’s investment in equity securities based on readily determinable fair value at March 31, 2021 was Rs. 88,669.3 million (at March 31, 2020: Rs. 82,677.6 million) and fair value of observable orderly transactions at March 31, 2021 was Rs. 1,256.0 million (at March 31, 2020: Rs. 267.3 million). The Group measured certain equity securities based on observable price in orderly transactions and recorded a gain of Rs. 1,156.0 million during fiscal 2021 (fiscal 2020: Rs. 89.1 million).

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs. 341.8 million at March 31, 2021 and Rs. 109.8 million at March 31, 2020. Non-readily marketable securities primarily represent investments in affiliates and securities acquired as a part of project financing activities, investment in start-up entities or conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 77,036.4 million at March 31, 2021 and Rs. 67,319.1 million at March 31, 2020. Of these, the carrying value of equity securities carried at cost less impairment was Rs. 4.4 million at March 31, 2021 and Rs. 24.2 million at March 31, 2020 after recognizing impairment charge of Rs. 21.3 million during fiscal 2021 and Rs. 87.3 million during fiscal 2020. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 3,619.6 million at March 31, 2021 and Rs. 1,450.3 million at March 31, 2020 under ASC Subtopic 825-10 “Financial Instruments”.

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

Level 3

Valuation is based on valuation techniques or models which use significant market unobservable inputs or assumptions. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable or when determination of the fair value requires significant management judgment or estimation. The valuation of exotic derivative products is done by sourcing counterparty quotes at month ends.

India-linked non-Rupee denominated bonds price is valued by discounting cash flows using rates incorporating fair market spreads published by Bloomberg/Reuters corresponding to the international foreign currency ratings of the issuer (capped at international sovereign rating). Some bonds and asset backed commercial papers have been valued at amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions. A reduction in the expected cash flows of these instruments will adversely impact the value of these bonds. Similarly, an increase in the interest rates or credit spreads will have an adverse impact on the value of these bonds. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

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

Investments in venture fund units and security receipts for which fair value is measured using net asset value, as a practical expedient, are not included in fair value hierarchy.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2021 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	53,609.9	6,889.7	107.1	60,606.7
Government debt securities	472,730.6	2,178,396.3	..	2,651,126.9
Corporate debt securities	196,727.6	236,613.1	2,640.1	435,980.8
Mortgage and other asset backed securities	..	1,367.7	95,039.4	96,407.1
Others[1]	36,175.5	64,954.4	300.7	101,430.6
Sub-total	759,243.6	2,488,221.2	98,087.3	3,345,552.1
Security receipts[2]				12.0
Venture fund units[2]				8,103.3
Total investments				3,353,667.4
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	55,926.3	45.8	55,972.1
Currency derivatives (including foreign exchange derivatives)[4]	4,034.9	56,544.9	..	60,579.8
Equity derivatives	1.7	..	..	1.7
Total positive mark-to-market	4,036.6	112,471.2	45.8	116,553.6
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(62,672.3)	(193.8)	(62,866.1)
Currency derivatives (including foreign exchange derivatives)[4]	(336.5)	(38,869.9)	..	(39,206.4)
Equity derivatives	(4.8)	..	..	(4.8)
Total negative mark-to-market	(341.3)	(101,542.2)	(193.8)	(102,077.3)
Borrowings
Bonds	..	(140,823.4)	..	(140,823.4)
Total borrowings	..	(140,823.4)	..	(140,823.4)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Loans Loans	..	..	9,089.4	9,089.4
Total loans	..	..	9,089.4	9,089.4

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2020 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	32,892.0	5,898.5	355.1	39,145.6
Government debt securities	515,077.1	1,731,372.7	..	2,246,449.8
Corporate debt securities	118,276.0	230,272.4	2,616.4	351,164.8
Mortgage and other asset backed securities	..	3,223.3	134,585.0	137,808.3
Others[1]	89,827.4	130,659.3	533.4	221,020.1
Sub-total	756,072.5	2,101,426.2	138,089.9	2,995,588.6
Security receipts[2]				55.9
Venture fund units[2]				6,993.5
Total investments				3,002,638.0
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	93,300.6	25.1	93,325.7
Currency derivatives (including foreign exchange derivatives)[4]	1,074.5	64,397.5	..	65,472.0
Equity derivatives	0.9	..	..	0.9
Total positive mark-to-market	1,075.4	157,698.1	25.1	158,798.6
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	(53.9)	(95,703.8)	(113.1)	(95,870.8)
Currency derivatives (including foreign exchange derivatives)[4]	(3,909.1)	(56,495.8)	..	(60,404.9)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(3,963.0)	(152,199.6)	(113.1)	(156,275.7)
Borrowings
Bonds	..	(255,253.5)	..	(255,253.5)
Total borrowings	..	(255,253.5)	..	(255,253.5)
Loans
Loans	..	..	10,212.9	10,212.9
Total loans	..	..	10,212.9	10,212.9

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group holds investments in certain venture capital funds and security receipts. The fair value of these investments has been estimated using the net asset value per unit as declared by such investee entities. The security receipts are issued by asset reconstruction companies with underlying mainly as non-performing loans with objectives of gains through improvement in recoveries on these assets. The venture capital fund units are issued by venture capital funds with underlying investment in equity shares and other instruments with the objective of generating long term returns. Some of the venture capital funds have focused investments in real estate and infrastructure sectors. The cash flow from these investments is expected to happen through distribution upon liquidation of the underlying assets by the asset reconstruction companies’/venture capital funds. A reduction in the estimated cash flows from the underlying assets or delays in collection of estimated cash flows will adversely impact the net asset values and therefore the fair value of these investments.

Transfers in/out of Level 3 of the fair value hierarchy

Equity shares of Rs. 1.6 million were transferred from Level 3 to cost method at March 31, 2021 as valuation of these securities was based on unobservable market inputs/ significant management estimation at March 31, 2020.

Cost method equity shares of Rs. 483.4 million were transferred to Level 3 as fair value of these securities was determined based on unobservable market inputs.

Corporate debt securities of Rs. 2,181.8 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on significant management estimation at March 31, 2021 as compared to valuation based on internal valuation techniques using market observable inputs at March 31, 2020.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2021.

Rupees in million

Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2020	355.1	2,616.4	134,585.0	533.4	138,089.8	10,212.9
Total gains or losses (realized/unrealized)
-Included in earnings	(439.5)	(1,412.7)	(55.9)	317.9	(1,590.2)	1,506.4
-Included in Other Comprehensive Income		53.1	(1,327.3)	..	(1,274.2)	..
Purchases/additions	..	99.1	20,954.4	..	21,053.5	17.8
Sales	(231.4)	..	..	..	(231.4)	..
Issuances	..	..	2,940.4	..	2,940.4	..
Settlements	(56.8)	(897.6)	(62,281.8)	(550.6)	(63,786.8)	(2,647.7)
Transfers in Level 3	483.4	2,181.8	..	..	2,665.2	..
Transfers out of Level 3	(1.6)	..	..	..	(1.6)	..
Foreign currency translation adjustment	(2.0)	..	224.7	..	222.7	..
Ending balance at March 31, 2021	107.2	2,640.1	95,039.5	300.7	98,087.4	9,089.4

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	42.5	(1,462.0)	7.8	292.3	(1,119.4)	128.5
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	..	53.1	(1,168.1)	..	(1,115.0)	..

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2021.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2020	(88.0)	..	..	..	(88.0)
Total gains or losses(realized/unrealized)
-Included in earnings	(72.8)	..	..	..	(72.8)
-Included in Other Comprehensive Income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	34.1	..	..	..	34.1
Transfers in Level 3	(21.3)	..	..	..	(21.3)
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2021	(148.0)	..	..	..	(148.0)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(71.8)	..	..	..	(71.8)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Quantitative information about unobservable inputs used in Level 3 fair value measurements

The Group Level 3 instruments consist of investment, loans and derivatives. An asset is classified as Level 3 of the fair value hierarchy when one or more unobservable inputs are used that are considered significant to its valuation.

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2021.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	9,089.4	Discounted cash flow	Discounting rate	%	28.00%	33.67%	31.83%
				Loss Severity		9.92%	100.00%	57.53%
2	Investment
2A	Mortgage and other asset backed securities - India linked	91,356.3	Discounted cash flow	Yield	%	3.87%	14.63%	5.79%
2B	Mortgage and other asset backed securities - Non India linked	3,683.2	Discounted cash flow	Yield	%	0.07%	1.35%	1.11%
2C	Corporate Debt securities	2,640.1	Discounted cash flow	Loss Severity	%	..	100.00%	67.57%
				Discounting rate	%	10.00%	16.00%	14.16%
2D	Preference shares	300.7	Price based	Price per share	INR	..	3.08	3.08
				Credit discount	%	..	25.00%	25.00%
2E	Equity shares - Non India Linked	66.0	Comparable analysis	Listed price per share of the same issuer	USD	..	211.73	211.73
				Illiquidity and other discount	%	..	50.00%	50.00%
2F	Equity shares - India Linked	41.1	Net asset valuations	Net asset value	%	133.19%	154.32%	140.31%
3	Interest Rate derivatives - India linked	(140.1)	Discounted cash flow	Mark up to discount rate	bps	..	25	25
		13.4	Counter party quotes	..	..	..	..	..
	Interest Rate derivatives – Non India linked	(21.3)	Counter party quotes	..	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

e)	Investment securities in unrealized loss position

The Group adopted ASU Topic 2016-13, “Financial Instruments—Credit Losses” effective April 1, 2020. The Group has determined that certain available for sale debt securities with unrealized losses do not have credit losses. The Group conducts a review each year to identify and evaluate investments that have indications of credit losses. Factors considered in determining whether a credit loss exists include the extent to which the fair value is less than the amortized cost of a security, credit rating and financial condition of the issuer. A credit loss is computed as difference between the amortized cost basis of the security and the present value of cash flows expected to be collected from a security, limited by the amount that the fair value is less than amortized cost basis. The Group considers whether the investments have been identified for sale or whether it is more likely than not that the Group will be required to sell the investment before recovery of its amortized cost basis. The Group does not recognize an allowance on accrued interest as the Group’s policy is to reverse uncollected accrued interest immediately after 90 days past due by derecognizing interest income.

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2021.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate debt securities	8,800.1	(188.7)	7,680.0	(92.0)	16,480.1	(280.7)
Government securities	301,599.6	(2,171.7)	138,684.6	(1,652.9)	440,284.2	(3,824.6)
Other debt securities	13,358.8	(194.4)	11,383.1	(2,414.4)	24,741.9	(2,608.8)
Total debt securities	323,758.5	(2,554.8)	157,747.7	(4,159.3)	481,506.2	(6,714.1)

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2020.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate debt securities	54,909.6	(3,316.5)	26,328.5	(829.0)	81,238.1	(4,145.5)
Government securities	101,595.4	(925.4)	5,318.5	(115.5)	106,913.9	(1,040.9)
Other debt securities	14,638.2	(790.1)	13,822.0	(2,831.9)	28,460.2	(3,622.0)
Total debt securities	171,143.2	(5,032.0)	45,469.0	(3,776.4)	216,612.2	(8,808.4)

Certain investments in debt securities with unrealized losses are not classified as impaired, since the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

The Group also holds certain debt investments with credit losses, which have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before an anticipated recovery in value other than credit losses, where the amount representing the credit losses is recognized in earnings and the amount of loss related to other factors is recognized in Other Comprehensive Income. The credit losses have been determined based on the difference of present value of expected future cash flows of the securities and the amortized cost basis of such securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group bases its estimates of future cash flows on evaluation of the issuer’s overall financial condition, resources and payment record and the realizable value of any collateral, third party guarantees or other credit enhancements.

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2021:

Rupees in million

	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	6,040.1	..	1,032.1	7,072.2
Additions during the year for which credit losses were not previously recorded	1,337.7	..	..	1,337.7
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	283.4	..	79.5	362.9
Write-off during the period	..	..	..	..
Recoveries during the period	55.5	..	25.6	81.1
Balance of the allowance for credit losses at the end of the period	7,605.7	..	1,086.0	8,691.7

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2020:

Rupees in million

	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	5,180.1	..	2,002.8	7,182.9
Additions during the year for which credit losses were not previously recorded	626.4	..	25.6	652.0
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	47.9	47.9
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	244.0	..	3.9	247.9
Write-off during the period	..	..	347.2	347.2
Recoveries during the period	10.4	..	605.1	615.5
Balance of the allowance for credit losses at the end of the period	6,040.1	..	1,032.1	7,072.2

At March 31, 2021, the Group holds cost method equity investments amounting to Rs. 77,032.0 million (March 31, 2020: Rs. 67,294.9 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements investments. The Bank measured unquoted equity securities at fair value amounting to Rs. 4.4 million at March 31, 2021 (March 31, 2020: Rs. 24.2 million) due to impairment recognition. The fair value of these securities was determined based on Level 3 inputs.

f)	Loans

The Group adopted ASU Topic 2016-13, “Financial Instruments—Credit Losses” effective April 1, 2020. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost including unfunded credit facilities and loan commitments. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions. The impact of transition to ASU Topic 2016-13, was Rs. 51,875.7 million (net-of deferred taxes) at April 1, 2020.

The Group’s allowance for credit losses primarily comprises allowance for loan losses, unfunded credit exposure and non-cancellable loan commitments. The Group does not classify its investment in debt securities as held-to-maturity. The Group does not recognize an allowance on accrued interest as the Group’s policy is to write-off uncollected accrued interest immediately after 90 days past due (based on crop cycle for certain agriculture based loans) by reversing interest income.

Any changes in the allowance for credit losses is recognized in the income statement as allowance for credit losses.

The estimation of the allowance for credit losses is complex and requires significant management judgment about the effect of certain matters that are inherently uncertain. The allowance for credit losses in future periods may be significantly different, considering the macro-economic conditions, forecasts and other factors then prevailing.

The allowance for loan losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of retained loans and lending-related commitments that are in the nature of non-cancellable by the Group. The expected life of each instrument is determined by considering its contractual term, expected prepayments and cancellation features. The expected life of credit card loans is determined based on the behavioral study by the Group. For the behavioral study, cash flows from the credit card accounts are considered on a first-in-first-out basis on credit card loan outstanding.

When calculating the allowance for credit losses, the Group assesses whether exposures share similar risk characteristics. If similar risk characteristics exist, the Group estimates expected credit losses collectively, considering the risk associated with a particular segment and the probability that the exposures within the segment will default. The segmentation for the consumer loans and small business lending exposures is based on risk characteristics such as product type, delinquency status, credit scores, months on book, etc. For Agriculture loans, a further segmentation of risk characteristics is also carried out based on direct and indirect agriculture lending. The segmentation based on risk characteristics for commercial loans primarily include customer type, risk rating assigned using internal rating models and delinquency status. The commercial loans are also considered as not sharing similar risk characteristics if principal or interest has remained overdue for more than 90 days or the borrower has undergone restructuring/likely to be restructured. The consumer loan, loan commitment and significant portion of commercial loans and unfunded credit exposure share similar risk characteristic with other credit exposures in the segment, and as a result are collectively assessed for credit loss.

If an exposure for commercial loans does not share risk characteristics with other exposures, expected credit losses are estimated on an individual basis. The credit loss on individual basis is either estimated on basis of the present value of expected future cash flows or in case of a collateral dependent

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements loan, the net realizable value of the collateral net of cost to sell, if any. The loans primarily have collateral in the form of business assets or real estate.

The credit loss on collective basis is estimated using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is the product of multiplying the individual loan level exposure at default with the estimated probability of default and loss given default. The probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s overarching economic outlook as well as the outlook on certain additional macroeconomic variables from external sources, internal perspectives from subject matter experts across the Group, and market consensus and involve a governed process that incorporates feedback from senior management. The quantitative calculation is adjusted to take into consideration model imprecision not yet reflected in the calculation.

The Covid-19 pandemic has stressed many macro-economic variables to degrees not experienced in recent history, which has created additional challenges in the use of modeled credit loss estimates and increased the reliance on management judgment. In periods wherein macro-economic variables are outside the range of historical experience on which the Group’s models have been built, the Group makes adjustments to appropriately address these economic circumstances over and above the model output. The Group also considers the impact of other events, such as government stimulus programs, when determining whether adjustments are necessary. The quantitative calculation is adjusted to take into consideration model imprecision not yet reflected in the calculation. Management applies judgment in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates, the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. These estimates are, in turn, dependent on factors such as uncertainty around Covid-19 pandemic situation, current overall economic conditions, portfolio or borrower-specific factors, the expected outcome of insolvency proceedings as well as, in certain circumstances, other economic factors. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

The following table sets forth the recorded investment in restructured loans at March 31, 2021.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	197,689.3	130,713.1	20,157.8	217,847.1
Consumer loans	25,409.9	1,812.5	..	25,409.9
Total	223,099.2	132,525.6	20,157.8	243,257.0

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

A loan is considered impaired when the Group believes it is probable that all amounts due according to the original contractual terms of the loan will not be collected. A loan is generally classified as impaired if any amount of interest or principal remains overdue for more than 90 days (360 days for direct agriculture loans). For large balance commercial loan, evaluation also includes assessment of individual loans based on borrower specific facts and circumstances, including financial performance, future prospects and repayment history of the borrower.

The following table sets forth the recorded investment in impaired loans at March 31, 2021.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	162,472.9	111,633.7	34,243.2	196,716.1
Consumer loans[2]	120,407.4	53,018.6	..	120,407.4
Total	282,880.3	164,652.3	34,243.2	317,123.5

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the recorded investment in impaired loans at March 31, 2020.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	224,080.2	167,053.0	52,079.2	276,159.4
Consumer loans	93,078.5	63,116.6	..	93,078.5
Total	317,158.7	230,169.6	52,079.2	369,237.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2021.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	130,713.1	..	..	130,713.1
Allowance for loan losses: collectively evaluated for impairment	..	1,812.5	..	1,812.5
Total allowance for loan losses	130,713.1	1,812.5	..	132,525.6
Recorded financing receivables
Individually evaluated for impairment	217,847.1	..	..	217,847.1
Collectively evaluated for impairment	..	25,409.9	..	25,409.9
Total recorded financing receivables	217,847.1	24,409.9	..	243,257.0

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2020.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	131,939.1	..	..	131,939.1
Allowance for loan losses: collectively evaluated for impairment	..	1,826.3	..	1,826.3
Total allowance for loan losses	131,939.1	1,826.3	..	133,765.4
Recorded financing receivables
Individually evaluated for impairment	225,364.3	..	..	225,364.3
Collectively evaluated for impairment	..	3,866.6	..	3,866.6
Total recorded financing receivables	225,364.3	3,866.6	..	229,230.9

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2021.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	105,948.5	..	..	105,948.5
Allowance for loan losses: collectively evaluated for impairment	53,904.9	189,255.1	..	243,160.0
Total allowance for loan losses	159,853.4	189,255.1	..	349,108.5
Recorded financing receivables
Individually evaluated for impairment	186,972.0	..	..	186,972.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Collectively evaluated for impairment	3,013,293.0	4,690,541.2	723.0	7,704,557.2
Total recorded financing receivables	3,200,265.0	4,690,541.2	723.0	7,891,529.2

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2020.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	165,326.1	1,491.8	..	166,817.9
Allowance for loan losses: collectively evaluated for impairment	32,631.5	89,063.4	..	121,694.9
Total allowance for loan losses	197,957.6	90,555.2	..	288,512.8
Recorded financing receivables
Individually evaluated for impairment	276,159.3	2,001.0	..	278,160.3
Collectively evaluated for impairment	2,837,185.1	3,931,535.2	909.6	6,769,629.9
Total recorded financing receivables	3,113,344.4	3,933,536.2	909.6	7,047,790.2

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2021:

Rupees in million

Particulars	Fiscal 2021
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	..	14,887.6	14,887.6
Add: Adjustment on transition to ASU Topic 2016-13	4,987.9	9,261.3	14,249.2
Allowance at April 1, 2020	4,987.9	24,148.9	29,136.8
Additions/(reductions) to allowances during the year	(1,422.2)	4,361.3	2,939.1
Allowances at the end of the fiscal	3,565.7	28,510.2	32,075.9

The following table sets forth loans restructured during the year ended March 31, 2021.

Rupees in million

Particulars		Restructured loans involving changes in the amount and/or timing of
	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	25	12,511.5	..	12,367.2	(2,048.8)	15,363.2
Consumer loans	8,510	21,997.3	142.2	..	1,271.7	20,867.8
Total	8,535	34,508.8	142.2	12,367.2	(777.1)	36,231.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2020.

Rupees in million

Particulars		Restructured loans involving changes in the amount and/or timing of
	Number of borrowers whose loans are classified as restructured	Principal Payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	7	..	..	11,475.1	2,423.6	4,426.0
Consumer loans	2,362	392.7	6.1	270.0	525.2	143.7
Total	2,369	392.7	6.1	11,745.1	2,948.8	4,569.7

The following table sets forth restructured loans at March 31, 2021 and 2020, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2021	Payment default during the year ended March 31, 2021[1]	Balances at March 31, 2020	Payment default during the year ended March 31, 2020[1]
Commercial loans	217,847.1	10,747.5	225,364.3	6,212.3
Consumer loans	25,409.9	484.9	3,866.6	575.7
Total	243,257.0	11,232.4	229,230.9	6,788.0
1.	Default is defined as 90 days past due.

Additionally, at March 31, 2021, the Bank has outstanding loans amounting to Rs. 21,402.4 million (March 31, 2020: Rs. 24,816.2 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

Rupees in million

	At March 31,
Balance sheet	2021	2020
Cash and cash equivalents	41,443.5	28,514.2
Securities	714,966.8	541,274.3
Assets held to cover linked liabilities	1,385,491.4	970,849.8
Other assets	106,892.9	91,750.8
Total assets	2,248,794.6	1,632,389.1

Provision for linked liabilities	1,385,491.4	970,849.8
Other liabilities	747,300.3	564,155.4
Stockholders’ equity	116,002.9	97,383.9
Total liabilities and stockholders’ equity	2,248,794.6	1,632,389.1

Rupees in million

	Year ended March 31,
	2021	2020
Interest income	77,047.8	72,989.8
Interest expense	(506.7)	(136.3)
Net interest income	76,541.1	72,853.5
Insurance premium	357,328.2	334,307.0
Other non-interest income	438,814.2	(212,731.1)
Non-interest expense	(848,361.8)	(201,410.9)
Income tax (expense)/benefit	(2,994.3)	2,531.0
Income/(loss), net	21,327.4	(4,450.5)

The income/(loss) increased from a loss of Rs. (4,450.5) million in fiscal 2020 to a net income of Rs. 21,327.4 million in fiscal 2021 primarily due to marked-to-market gain on equity securities, offset, in part, by higher policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2021 based on quoted market prices was Rs. 328,701.3 million (At March 31, 2020: Rs. 270,026.3 million).

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

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred profit liability is held in accordance with ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every financial year end only for the new business sold with in the financial year. Such assumptions include mortality, morbidity, policy expenses, policy lapse, policy surrenders and interest rates. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year end.

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

Amortization of deferred acquisition cost

Under U.S GAAP, acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal of existing insurance contracts. If an acquisition cost has substantial future utility, and is clearly associated with (and recoverable from) future revenue, it may be considered for deferral. These costs are referred to as deferrable acquisition costs.

The deferrable acquisition cost asset amortizes over time with a pattern of amortization that is proportional to revenues. Deferrable acquisition costs amortization for the accounting period is recognized as an expense in the income statement. In case of deferrable acquisition cost amortization for non-linked products, the unamortized balance of deferrable acquisition cost is reflected as an asset on the balance sheet. The assumptions used to calculate deferrable acquisition costs are the same as those used for policy reserves.

The deferred acquisition costs are amortized in proportion to premium revenue recognition for non linked insurance products and is based on the estimated gross profits for unit linked and universal life products as per ASC Topic “Financial Services – Insurance”. The estimated gross profits are made up of margins available from mortality and contract administration, investment earnings spreads, surrender charges and other expected assessments and credits.

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

iii)	Unrealized gain/(loss) on trading portfolio and equity securities

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked business. A linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. Under U.S. GAAP, unrealized gain/(loss) on investments classified as “held for trading” is taken to the profit and loss account. Under U.S. GAAP, unrealized gain/losses on equity securities are recognized in profit and loss account.

iv) Income taxes

The differences in the accounting for income taxes are primarily on account of income tax impact of all non-tax U.S. GAAP adjustments.

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

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Profit as per Indian GAAP	9,561.6	10,669.8	11,389.3
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities	40,326.6	(16,497.1)	(2,890.0)
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	(23,030.4)	(1,250.1)	5,102.6
Compensation costs	(744.4)	(461.1)	(252.3)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Deferred taxes benefit/(expense)	(4,739.6)	3,203.0	(97.3)
Others	(46.4)	(115.0)	(64.9)
Profit/(loss) as per U.S. GAAP	21,327.4	(4,450.5)	13,187.4

Net income/(loss) (net of tax)	21,327.4	(4,450.5)	13,187.4
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others	(3,963.3)	11,925.1	2,090.6
Accounting for post retirement employee benefits	44.0	3.3	(9.3)
Deferred taxes benefit/(expense)	574.3	(1,738.5)	(303.2)
Total comprehensive income	17,982.4	5,739.4	14,965.5

While the profit under Indian GAAP decreased from Rs. 10,669.8 million in fiscal 2020 to Rs. 9,561.6 million in fiscal 2021, profit under U.S. GAAP increased from a loss of Rs. 4,450.5 million in fiscal 2020 to a profit of Rs. 21,327.4 million in fiscal 2021. The total comprehensive income increased from Rs. 5,739.4 million in fiscal 2020 to Rs. 17,982.4 million in fiscal 2021.

In fiscal 2021, marked-to-market gain recognized in net income on equity securities was Rs. 41,900.7 million (fiscal 2020: marked-to-market loss of Rs. 25,306.3 million), out of which gain of Rs. 9,385.9 million (fiscal 2020: marked-to-market loss of Rs. 4,940.4 million) was recognized on the equity securities of shareholders’ fund. The gain was on account of strong equity market performance in fiscal 2021. The S&P BSE100 rose by 71.5 % in fiscal 2021.

The policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP were higher by Rs. 23,030.4 million in fiscal 2021 as compared to Indian GAAP, whereas they were higher by Rs. 1,250.1 million in fiscal 2020. Gain on equity portfolio of participating funds in fiscal 2021 resulted in higher liabilities for unallocated policyholders’ surplus. Accordingly, in fiscal 2021, liabilities recognized through income statement towards unallocated policyholders’ surplus was higher by Rs. 15,426.6 million under U.S. GAAP as compared to Indian GAAP. In fiscal 2020, liabilities recognized through income statement towards unallocated policy holder’s surplus was lower by Rs. 3,559.1 million primarily due to loss on equity portfolio of participating funds due to marked to market loss on equity portfolio of participating funds.

The liabilities pertaining to Guaranteed Savings Insurance Plan (GSIP) product include impact of marked to market gain/loss on underlying investments. Under U.S. GAAP, the changes in liabilities are recognized through net income, while the mark-to-market changes in underlying debt investments, being available-for-sale investments are recognized through other comprehensive income. During fiscal 2021, the life insurance subsidiary recognized marked to market loss of Rs. 530.4 million on available-for-sale debt securities through other comprehensive income while the related change in liability was recognized through net income. During fiscal 2020, marked to market gain of Rs. 6,912.1 million on available-for-sale debt securities through other comprehensive income while the related change in liability was recognized through net income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Income tax impact of all non-tax U.S. GAAP adjustments	(4,739.6)	3,203.0	(97.3)
Total differences in deferred taxes	(4,739.6)	3,203.0	(97.3)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

v) Mark to market on equity investments

Under Indian GAAP, all unrealized gains/ (losses) on equity investments are recognized through reserves. Under U.S. GAAP, unrealized gains/ (losses) on equity investments are recognized through income statement.

vi) Income taxes

The differences in the accounting for income taxes are primarily on account of income tax impact of non-tax U.S. GAAP adjustments.

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

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Profit as per Indian GAAP	14,730.5	11,937.6	10,492.6
Adjustments on account of
Provision for reinsurance commission	2,715.1	(599.1)	(1,081.0)
Amortization of deferred acquisition costs	824.1	497.0	2,171.3
Premium deficiency	6.7	(10.0)	(2.7)
Compensation costs	(760.2)	(498.2)	(115.8)
Unrealized gain/(loss) on equity investments.	11,285.1	(7,738.6)	(3,952.5)
Income tax benefit/(expense)	(3,707.2)	1,989.6	986.7
Others	(129.4)	17.7	(19.3)
Profit/(Loss) as per U.S. GAAP	24,964.9	5,596.0	8,479.3
Other Comprehensive Income
MTM on Debt Securities	976.0	4,682.1	49.9
Compensation Cost	760.2	597.4	176.2
Actuarial/Loss	43.0	(75.3)	(23.5)
Total Other Comprehensive Income	1,779.1	5,204.2	202.6

Total Comprehensive Income	26,744.1	10,800.2	8,681.7

While the profit under Indian GAAP increased from Rs. 11,937.6 million in fiscal 2020 to Rs. 14,730.5 million in fiscal 2021, profit under U.S. GAAP increased from Rs. 5,596.0 million in fiscal 2020 to Rs. 24,964.9 million in fiscal 2021. The increase in U.S. GAAP profits was primarily due to increase in fair value of equity securities, increase in reinsurance commission income, offset, in part, by increase in income tax expenses. Total comprehensive income under U.S. GAAP increased from Rs. 10,800.2 million in fiscal 2020 to Rs. 26,744.1 million in fiscal 2021. The unrealized gain on available for sale debt securities decreased from Rs. 4,682.1 million in fiscal 2020 to Rs. 976.0 million in fiscal 2021.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Reinsurance commission income was higher by Rs. 2,715.1 million (lower by Rs. 599.1 million) under U.S. GAAP as compared to Indian GAAP in fiscal 2021. The reinsurance commission earned in health insurance segment & motor insurance segment decreased from Rs. 6,040.6 million in fiscal 2020 to Rs. 2,229.6 million in fiscal 2021. This has resulted in lower re-insurance commission booked under Indian GAAP in profit and loss account. Further there was higher amortization of re-insurance commission due to higher re-insurance commission earned in fiscal 2020 under U.S. GAAP.

Deferred acquisition cost resulted in benefit of Rs. 824.1 million in fiscal 2021 (fiscal 2020: Rs. 497.0 million) under U.S. GAAP as compared to Indian GAAP primarily due to higher deferral in motor insurance segment & fire insurance segment, offset, in part, by lower deferral in personal accident and health insurance segment under U.S. GAAP.

There was significant decline in market price of equity shares in fiscal 2020, specially in March 2020 due to outbreak of Covid-19 resulting in unrealized loss on equity shares of Rs. 7,738.6 million in fiscal 2020. Equity market significantly improved in fiscal 2021, resulting in unrealized gains of Rs. 11,285.1 million in fiscal 2021. While, these gains/losses are accounted through fair value change under Indian GAAP, under U.S. GAAP these gains/losses are accounted through net income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2021	2020	2019
Income tax impact of U.S. GAAP adjustments	(3,707.2)	1,989.6	986.7
Total differences in income taxes	(3,707.2)	1,989.6	986.7

i)       Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

		Year ended March 31,
		2021	2020
Goodwill		177,998.3	177,998.3
Charge off/write off		(54.0)	(54.0)
Goodwill, net	(A)	177,944.3	177,944.3

Asset management and advisory intangibles	(B)	367.0	367.0
Customer-related intangibles		25,020.1	25,020.1
Accumulated amortization		(16,975.7)	(15,224.9)
Customer-related intangibles net	(C)	8,044.4	9,795.2
Brand		943.0	943.0
Accumulated amortization		(235.8)	(172.9)
Brand net	(D)	707.2	770.1
Goodwill and intangible assets, net	(A+B+C+D)	187,062.9	188,876.6
1.	See also “Schedule 18 -Fixed assets”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2021	2020
Opening balance	177,944.3	177,944.3
Goodwill addition during the period	..	..
Goodwill disposed off during the period	..	..
Closing balance	177,944.3	177,944.3

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2021	2020
Opening balance	10,565.3	12,379.0
Additions	..	..
Amortization	(1,813.7)	(1,813.7)
Disposal	..	..
Closing balance	8,751.6	10,565.3

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million

Year ended March 31,	Amount
2022	1,451.4
2023	1,330.7
2024	1,330.7
2025	1,330.7
2026	1,330.7
Thereafter	1,977.4
Total	8,751.6

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies’ earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2021. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2021	2020
Change in benefit obligations
Projected benefit obligations at the beginning of the year	13,283.0	11,331.0
Add: Adjustment for exchange fluctuation on opening obligations	(6.5)	14.3
Adjusted opening obligations	13,276.5	11,345.3
Service cost	1,422.1	1,182.5
Interest cost	1,018.0	961.3
Acquisition/(Divestitures)	32.9	49.6
Benefits paid	(898.5)	(1,026.9)
Unrecognized prior service cost	(6.8)	..
Actuarial (gain)/loss on obligations	514.2	771.2
Projected benefit obligations at the end of the year	15,358.4	13,283.0
Change in plan assets
Fair value of plan assets at the beginning of the year	12,361.3	10,951.5
Acquisition/(Divestitures)	32.9	39.5
Actual return on plan assets	1,737.3	695.1
Employer contributions	1,858.6	1,697.7
Benefits paid	(898.5)	(1,022.5)
Plan assets at the end of the year	15,091.6	12,361.3
Funded status	(266.9)	(921.7)
Amount recognized, net	(266.9)	(921.7)
Accumulated benefit obligation at year-end	9,147.2	8,267.8

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Service cost	1,422.1	1,182.5	1,109.2
Interest cost	1,018.0	961.3	850.7
Expected return on plan assets	(953.1)	(847.3)	(797.0)
Amortization of prior service cost	1.6	8.4	8.4
Amortized actuarial (gain)/loss	12.1	23.5	14.8
Acquisition and divestiture (gain)/loss	..	3.1	..
Exchange gain/(loss)	(6.5)	14.3	3.0
Gratuity cost, net[1]	1,494.2	1,345.8	1,189.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2021	2020	2019
Discount rate	7.4%	8.3%	7.8%
Rate of increase in the compensation levels	7.2%	7.2%	7.2%
Rate of return on plan assets	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2021	2020
Discount rate	6.6%	7.4%
Rate of increase in the compensation levels	7.2%	7.2%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2021	2020
Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	13,723.9	11,356.3
Group growth fund[2]	113.9	1.2
Group debt fund[3]	158.6	50.1
Group short-term debt fund[4]	343.6	289.1
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	14,340.0	11,696.7
Investment in scheme of Life Insurance Corporation of India	403.2	337.1
Total assets managed by external entities	14,743.2	12,033.8
Special deposit with central government	290.0	290.6
Government debt securities	25.5	25.5
Corporate debt securities	4.8	4.5
Balance with banks and others	28.2	6.1
Total	15,091.7	12,360.5
1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2021, investment in government securities/treasury bills, corporate bonds, money market instrument and equity were 36.27%, 31.73%, 12.26% and 14.14% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2021, investment in government securities/treasury bills, corporate bonds, money market instrument and equity were 19.58%, 15.07%, 10.47% and 53.06% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2021, investment in government securities/treasury bills, corporate bonds, and money market instrument were 32.98%, 48.29%, and 14.71% respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2021, investment in government securities/treasury bills, corporate bonds and money market instrument 19.62%, 24.48%, and 53.71% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2022	Target asset allocation at March 31, 2021
Funds managed by external entities[1]	98%	98%
Special deposit with central government	2%	2%
Debt securities	0%	0%
Total	100%	100%
1.	Targeted investment during fiscal 2022 of about 40.0% in Central Government securities, about 36.5% in corporate debt securities, about 8.0% in money market investment and about 15.5% in equity investment.

The plan assets primarily consist of investments made in funds managed by external entities, which are primarily in equity, money market instruments and debt instruments in different proportions depending on the objective of schemes. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes. The value of plan assets in the form of investments in scheme of LIC and special deposit with the Central Government are recorded at carrying value. The value of plan assets in the form of debt securities is derived using Level 2 input.

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 95.0% of investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2022	1,040.0
Expected benefit payments from the fund during year ending March 31,
2022	1,848.5
2023	1,708.9
2024	1,782.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2025	1,756.6
2026	1,842.6
Thereafter up to 10 years	10,203.0

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2021.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2021	2020
Change in benefit obligations
Projected benefit obligations at beginning of the year	17,059.9	14,590.5
Service cost	204.4	200.7
Interest cost	1,209.1	1,158.3
Liability extinguished on settlement	(2,198.1)	(2,518.0)
Benefits paid	(117.9)	(115.2)
Actuarial (gain)/loss on obligations	3,713.9	3,743.6
Projected benefit obligations at the end of the year	19,871.3	17,059.9

Change in plan assets
Fair value of plan assets at beginning of the year	16,972.0	15,438.8
Actual return on plan assets	1,872.7	1,976.9
Assets distributed on settlement	(2,442.3)	(2,797.8)
Employer contributions	4,877.6	2,469.3
Benefits paid	(117.9)	(115.2)
Plan assets at the end of the year	21,162.1	16,972.0

Funded status	1,290.8	(87.9)

Net amount recognized	1,290.8	(87.9)

Accumulated benefit obligation at year end	18,916.4	16,111.6

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Service cost	204.4	200.7	222.1
Interest cost	1,209.1	1,158.3	1,123.6
Expected return on assets	(1,350.8)	(1,235.8)	(1,381.1)
Curtailment and settlement (gain)/loss	244.2	279.8	203.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Actuarial (gain)/loss	1,528.0	1,120.7	1,210.3

Net pension cost	1,834.9	1,523.7	1,378.6

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2021	2020	2019
Discount rate	7.3%	8.1%	7.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2021	2020
Discount rate	5.9%	7.3%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Asset category	Fair value at March 31, 2021	Fair value at March 31, 2020	Target asset allocation at March 31, 2022	Target asset allocation at March 31, 2021
Government debt securities	10,612.7	8,542.1	50%	50%
Corporate debt securities	10,548.6	8,051.4	49%	44%
Balance with banks and others	0.8	378.6	1%	6%
Total	21,162.1	16,972.1	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2022	2,000.0

Expected benefit payments from the fund during the year ending March 31,
2022	1,097.0
2023	1,359.3
2024	1,312.7
2025	1,068.7
2026	968.4
Thereafter up to 10 years	5,536.2

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2021.

k)       Lease

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

Rupees in million

	Year ended March 31, 2021	Year ended March 31, 2020
Right-of-use assets	49,064.5	52,947.8
Lease liability	53,995.0	57,552.2
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	10,518.9	11,176.8
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	9,618.0	9,707.3
Weighted average remaining lease term (in years)	8.0 years	8.2 years
Weighted average discounting rate (in %)	6.2%	7.1%

The following table sets forth, the future payments under operating leases as of March 31, 2021.

Rupees in million

Year ended March 31, 2021
Fiscal 2022	10,210.9
Fiscal 2023	9,841.9
Fiscal 2024	9,001.4
Fiscal 2025	7,747.9
Fiscal 2026	6,732.1
After Fiscal 2026	26,362.6
Total Lease payments	69,896.8
Less: Imputed interest	15,901.8
Lease liabilities at March 31, 2021	53,995.0

The Group does not have any other significant future commitments at the end of fiscal 2021.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31, 2021	Year ended March 31, 2020
Right-of-use assets	872.5	325.2
Lease liability	893.2	327.6
Cash paid for amounts included in the measurement of lease liabilities
a. finance cashflows from finance lease	115.5	11.9
b. operating cashflows from finance lease	90.0	13.0
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	681.3	339.4
Weighted average remaining lease term (in years)	6.0 years	4.9 years
Weighted average discounting rate (in %)	12.3%	16.4%

The following table sets forth, the future payments under finance leases as of March 31, 2021.

Rupees in million

Year ended March 31, 2021
Fiscal 2022	241.2
Fiscal 2023	236.9
Fiscal 2024	236.9
Fiscal 2025	215.9
Fiscal 2026	116.4
After Fiscal 2026	138.7
Total Lease payments	1,186.0
Less: Imputed interest	292.8
Lease liabilities at March 31, 2021	893.2

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

Rupees in million

	Year ended March 31, 2021	Year ended March 31, 2020
Finance lease cost
Amortisation of right-to-use assets	133.9	14.2
Interest on lease liabilities	90.0	13.0
Operating lease cost	11,481.9	11,907.7
Short-term lease cost	..	..
Variable lease cost	5,501.1	6,978.7
Less: Sublease income	(74.4)	(76.3)
Total lease cost	17,132.5	18,837.3

l)       Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2021	2020
Deferred tax assets
Allowance for credit losses	112,656.6	95,782.2
Equity and debt securities	..	1,192.3
Unearned income	313.5	3,468.8
Business and capital loss carry forwards	4,955.1	6,081.8
Financial instruments	3,487.2	4,533.2
Investments in affiliates and subsidiaries	28,238.6	25,691.7
Lease liability	13,565.2	14,461.2
Reserve for unexpired risks	2,935.9	2,172.5
Others	1,410.2	2,689.5
Total deferred tax assets	167,562.3	156,073.2
Valuation allowance	(949.5)	(3,354.0)
Total deferred tax assets (net of valuation allowance)	166,612.8	152,719.2
Deferred tax liabilities
Equity and debt securities	(14,883.8)	(8,409.4)
Property, plant and equipment	(4,366.6)	(4,166.6)
Investments in subsidiaries, branches and affiliates	(3,461.1)	(3,548.4)
Amortization of fees and costs	(6,526.8)	(4,834.5)
Intangibles	(2,202.6)	(2,659.1)
Non-banking assets	(6,381.5)	(6,802.8)
Interest receivable on income tax refunds	(115.3)	(386.6)
Right to use – Lease asset	(12,324.3)	(13,305.1)
Others	(3,641.0)	(3,296.0)
Total deferred tax liabilities	(53,903.0)	(47,408.5)

Net deferred tax assets	112,709.8	105,310.7

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the existing valuation allowances at March 31, 2020 and 2021. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 25.17%, 25.17% and 34.94% for the year ended March 31, 2021, 2020 and 2019 respectively including surcharge and education cess.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, a reconciliation of expected income taxes at the Indian statutory income tax rate to reported income tax expense/(benefit).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2021	2020	2019
Income/(loss) before income tax expense from continuing operations
In India	308,259.6	215,314.9	170,007.4
Outside India	(4,663.4)	(15,644.0)	(15,402.8)
Total	303,596.2	199,670.9	154,604.6

Statutory tax rate	25.17%	25.17%	34.94%
Effective tax rate	22.20%	38.80%	33.30%
Income tax expense/(benefit) at the statutory tax rate	76,409.1	50,253.2	54,025.0
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies through appropriation of profits to a Special Reserve	(2,743.2)	(1,993.1)	(1,864.1)
Exempt interest and dividend income[1]	(198.9)	(651.7)	(2,005.6)
Income charged at rates other than statutory tax rate	63.8	1,401.2	(3,724.0)
Changes in the statutory tax rate	..	27,562.2	..
Expenses disallowed for income tax purposes	1,617.9	2,587.8	1,544.9
Tax on investment and undistributed earnings in subsidiaries, branches and affiliates	(2,313.0)	(2,359.9)	6,040.5
Change in valuation allowance[2]	(2,404.5)	405.6	(529.3)
Tax adjustments in respect of prior year tax assessments	108.4	(111.0)	(1,141.9)
Others	(1,087.2)	386.2	(880.9)

Income tax expense/(benefit) reported	69,452.4	77,480.5	51,464.6
Current tax expense
In India	61,312.2	50,035.0	46,032.6
Outside India	301.9	1,722.3	1,744.3
Total	61,614.1	51,757.3	47,776.9
Deferred tax (benefit)/expense
In India	6,490.9	25,642.0	3,017.4
Outside India	1,347.4	81.2	670.3
Total	7,838.3	25,723.2	3,687.7

1.	The dividend income has become taxable for the recipient from April 1, 2020. However, a deduction of dividend received can be claimed against the payment of dividend made by a corporate entity in India.

2.	The Bank had created valuation allowance on deferred tax asset on carried forward capital losses in fiscal 2017. Due to changes in tax laws in fiscal 2018, the long term gains on equity shares after April 1, 2018 are taxable and the carried forward losses are eligible for set-off against these gains. Accordingly, the Bank reversed the valuation allowance created on deferred tax asset on carried forward losses.

The following table sets forth the details of the amount and expiration dates of operating loss carry forwards at March 31, 2021.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forward
April 1, 2021 to March 31, 2026	5,245.1	2,117.4	..
April 1, 2026 to March 31, 2031	5,438.4	425.1	..
Total capital loss carry forward	10,683.5	2,542.5	..

Business loss carry forward
April 1, 2021 to March 31, 2026	..	63.3	139.0
April 1, 2026 to March 31, 2031	..	1,571.9	2,925.6
April 1, 2031 to March 31, 2036	..	61.1	2,259.5
April 1, 2036 to March 31, 2041	..	23.8	..
Indefinite period	..	4,335.6	2,665.8
Total business loss carry forward	..	6,055.7	7,989.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2021, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 2,569.7 million, Rs. 2,847.7 million and Rs. 4,797.4 million during the year ended March 31, 2021, 2020 and 2019 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 12,714.6 million, Rs. 11,307.8 million, and Rs. 10,800.9 million at March 31, 2021, 2020 and 2019 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Beginning balance	31,945.3	28,702.4	30,495.3
Increases related to prior year tax positions	1,227.3	1,182.8	269.3
Increases related to current year tax positions	2,740.5	2,713.3	1,439.6
Decreases related to prior year tax positions	(56.9)	(653.2)	(3,501.8)
Ending balance	35,856.2	31,945.3	28,702.4

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million, except per share data

	Year ended March 31,
	2021		2020		2019
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	213,700.7	213,700.7	113,337.6	113,337.6	94,949.7	94,949.7
Contingent issuances of subsidiaries/equity affiliates	..	(415.9)	..	(65.7)	..	(73.0)
	213,700.7	213,284.8	113,337.6	113,271.9	94,949.7	94,876.7
Common stock
Weighted-average common stock outstanding	6,743.4	6,743.4	6,460.0	6,460.0	6,436.0	6,436.0
Dilutive effect of employee stock options	..	86.6	..	95.8	..	58.2
Total	6,743.4	6,830.0	6,460.0	6,555.8	6,436.0	6,494.2

Earnings per share (Rs.)	31.69	31.23	17.54	17.28	14.75	14.61

n)       Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2021	2020	2019
Net income/(loss) (net of tax) excluding non-controlling interest	213,700.7	113,337.6	94,949.7
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	4,643.9	26,958.3	12,749.9
Translation adjustments (net of tax)[2]	(4,825.3)	2,283.5	(828.9)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	(1,050.3)	(2,024.6)	426.4

Comprehensive income attributable to ICICI Bank stockholders	212,469.0	140,554.8	107,297.1
Comprehensive income attributable to non-controlling interests	21,325.7	11,133.4	8,280.8
Total comprehensive income	233,794.7	151,688.2	115,577.9

1.	Net of tax effect of Rs. 1,483.2 million, Rs. 9,936.4 million and Rs. (8,657.3) million for the year ended March 31, 2021, March 31, 2020 and March 31, 2019 respectively.

2.	Net of tax effect of Rs. (1,747.0) million, Rs. 1,064.5 million and Rs. 514.4 million for the year ended March 31, 2021, March 31, 2020 and March 31, 2019 respectively.

3.	Net of tax effect of Rs. (345.7) million, Rs. (911.5) million and Rs. (229.1) million for the year ended March 31, 2021, March 31, 2020 and March 31, 2019 respectively.

4.	The effect of the change in the tax rate is recognized by the Group in the income from continuing operations. The residual tax effect remains within accumulated other comprehensive income and is released only when the entire portfolio is liquidated.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2021 amounted to Rs. 7,782.9 million (March 31, 2020: Rs. 5,440.2 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2021.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	167,689.2	284,681.5	17,057.7	4,635.8	474,064.2
Performance guarantees	252,555.1	352,773.5	62,826.2	23,906.6	692,061.4
Total guarantees	420,244.3	637,455.0	79,883.9	28,542.4	1,166,125.6

The following table sets forth, the details of guarantees outstanding at March 31, 2020.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	364,184.5	96,551.2	18,344.0	6,033.0	485,112.7
Performance guarantees	386,856.6	299,120.4	67,373.3	21,960.5	775,310.8
Total guarantees	751,041.1	395,671.6	85,717.3	27,993.5	1,260,423.5

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2021, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 172,042.8 million (March 31, 2020: Rs. 164,257.7 million). Other property or security may also be available to the Group to cover losses under these guarantees.

Performance risk

For each corporate borrower, a credit rating is assigned at the time the exposure is being evaluated for approval and the rating is reviewed periodically thereafter. At the time of assigning a credit rating, the possibility of non-performance or non-payment is evaluated. Additionally, an assessment of the borrower's capacity to repay obligations in the event of invocation is also evaluated. Thus, a comprehensive risk assessment is undertaken at the time of sanctioning such exposures and reviewed periodically thereafter.

23.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2021 was Rs. 1,656,856.3 million (March 31, 2020: Rs. 1,396,318.7 million), and the Bank complied with the requirement throughout the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Capital Adequacy

The Bank is subject to Basel III capital adequacy guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013. The guidelines provide a transition schedule for Basel III implementation till March 31, 2021. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 and additional Tier-1.

At March 31, 2021, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 7.575%, minimum Tier-1 capital ratio of 9.075% and minimum total capital ratio of 11.075%. The minimum total capital requirement includes capital conservation buffer of 1.875% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2021 was 19.12% (March 31, 2020: 16.11%). These are based on unconsolidated financial statements as per Indian GAAP.

24.	Impact of Covid-19 on the performance of the Group

The Covid-19 pandemic has impacted most economies and banking systems globally, including India. The nation-wide lockdown in April-May 2020 substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. The current second wave of Covid-19 pandemic, where the number of new cases has increased significantly in India, has resulted in re-imposition of localized/regional lock-down measures in various parts of the country.

The impact, including credit quality and provision, of the Covid-19 pandemic on banks, including us, is uncertain and would depend on the spread of Covid-19, further steps taken by the government and the central bank to mitigate the economic impact, steps taken by us and the time it takes for economic activities to resume at normal levels.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

For and on behalf of Board of Directors

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra Executive Director

/s/ Rakesh Jha Group Chief Financial Officer	/s/ Ranganath Athreya Company Secretary

/s/ Rajendra Khandelwal Chief Accountant

Mumbai

July 30, 2021