Form 20-F
period 2022-03-31
ICICI BANK LTD
filed 2022-07-29
CIK 1103838

As filed with the Securities and Exchange Commission on July 29, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

□	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022.

OR

□	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                    to                                                   .

OR

□	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-15002

ICICI BANK LIMITED

(Exact name of Registrant as specified in its charter)

India

(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

(Address of principal executive offices)

Name: Anindya Banerjee / Abhinek Bhargava

Telephone: +91 22 3366 7777

Email: anindya.banerjee@icicibank.com / abhinek.bhargava@icicibank.com

Office address: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai – 400051, India

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Equity Shares of ICICI Bank Limited(1)	IBN	The New York Stock Exchange
American Depositary Shares, each representing two Equity Shares of
ICICI Bank Limited, par value
Rs. 2 per share

(1) Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

[None]

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2022 was 6,948,771,375.

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

Yes ☒       No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐       No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

☐ Item 17     ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐     No ☒

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location
Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable
3	Key Information	Risk Factors	6
4	Information on the Company	Business	62
		Selected Statistical Information	123
		Operating and Financial Review and Prospects	144
		Supervision and Regulation	230
		Business—Subsidiaries, Associates and Joint Ventures	105
		Business—Properties	115
		Schedule 18A Note 10 to Consolidated Financial Statements	F-67
		Schedule 18A Note 12 to Consolidated Financial Statements	F-72
4A	Unresolved Staff Comments	None
5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	144
		Business—Risk Management	78
		Selected Statistical Information—Funding	130
6	Directors, Senior Management and Employees	Management	210
		Business—Employees	114
7	Major Shareholders and Related Party Transactions	Major Shareholders	54
		Related Party Transactions	56
		Management—Compensation and Benefits to Directors and Officers—Loans	228
		Schedule 18 Note 2 in Notes to Consolidated Financial Statements	F-46
8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-10
		Operating and Financial Review and Prospects—Executive Summary	144
		Business—Legal and Regulatory Proceedings	115
		Dividends	304
9	The Offer and Listing	Market Price Information	5
10	Additional Information	Additional Information	315
		Exchange Controls	297
		Taxation	305
		Restriction on Foreign Ownership of Indian Securities	299
		Dividends	304
		Business—Subsidiaries, Associates and Joint Ventures	105
11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Market Risk	85
		Selected Statistical Information–Risk Management	131
12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	121

Form 20-F	Item Number and Caption	Location
Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	Management–Summary Comparison of Corporate Governance Practices–Controls and Procedures	223

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	218
16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	221
16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	221
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	222
16H	Mine Safety Disclosure	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not applicable
Part – III
17	Financial Statements	See Item 18
18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and Notes thereto	F-10
19	Exhibits	Exhibit Index and Attached Exhibits	317

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2020 through 2022, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, impact of Covid-19 pandemic on the global and Indian economy, including the impact on the Bank’s results, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside; future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans; our exposure to securities of asset reconstruction companies; our ability to successfully implement our strategies, including our growth strategy, our strategic use of technology and the internet and our strategy for resolution of non-performing assets; the continued service of our senior management; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to; the outcome of any internal or independent enquiries or regulatory or governmental investigations; our rural expansion; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks that we face following our international growth; our growth and expansion in domestic and overseas markets; our status as a systemically important bank in India; our ability to maintain enhanced capital and liquidity requirements; the adequacy of our allowance for credit and investment losses; our ability to market new products; investment income; cash flow projections; the impact of any changes in India’s credit rating; the impact of any new accounting standards or new accounting framework; our ability to implement our dividend payment practice; the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations; the state of the global financial system and systemic risks; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, uncertainty on the trajectory of Covid-19 pandemic on the Bank’s results, including credit quality and provisions, the monetary and interest rate policies of India and the other markets in which we operate, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, , political or financial instability in India or any other country caused by any factor including regional hostilities ,terrorist attacks or social unrest, man-made or natural disasters and catastrophes, climate change events, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited, and the National Stock Exchange of India Limited.

At June 30, 2022, total 6,956,354,896 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 30, 2022, there were 2,031,334 holders of record of our equity shares, of which 2,521 had registered addresses in the United States and held an aggregate of 1,934,183 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2022, we had 580 million ADSs, equivalent to about 1,160 million equity shares, outstanding. At June 30, 2022, there were 126,178 record holders of our ADSs, out of which 85 have registered addresses in the United States.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Summary

Our business is subject to various risks and uncertainties. These risks include, but are not limited to, the following:

Risks Relating to India and Other Economic and Market Risks

•	A prolonged slowdown in economic growth in India could cause our business to suffer.

•	Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

•	Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

•	Any adverse impact on India’s external position due to an increase in the price of crude oil or the current account deficit or outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

•	The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

•	A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

•	Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

•	If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

Risks that arise as a result of our presence in a highly regulated sector

•	The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.

•	We may be subject to fines, restrictions or other sanctions for past instances of regulatory failures, which may adversely affect our financial position or our ability to expand our activities.

•	We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

•	We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

•	We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	Changes in the regulation and structure of the financial markets in India may adversely impact our business.

•	The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

•	The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

•	Our asset management, private equity, insurance and securities broking subsidiaries and affiliates have retail and corporate customers and are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

•	The transition from LIBOR to other alternative reference rates may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative reference rates may have.

•	Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

Risks Relating to Our Business

•	The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance.

•	If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

•	We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

•	The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

•	Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

•	Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

•	Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

•	Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

•	The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

•	Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

•	Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

•	Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

•	Our industry is very competitive and our strategy depends on our ability to compete effectively.

•	There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

•	We and our customers are exposed to fluctuations in foreign exchange rates.

•	We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

•	We depend on the accuracy and completeness of information about customers and counterparties.

•	A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

•	We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

•	Our exposure to the securities of asset reconstruction companies could generally affect our business, financial condition and results of operations.

•	We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

•	We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Risks relating to technology

•	The growing use of technology in banking and financial services creates additional risks of competition, reliability and security.

•	We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

•	System failures or system downtime could adversely impact our business.

•	Our business may be adversely affected by computer, internet and telecommunications fraud.

Risks relating to our insurance subsidiary and affiliate

•	Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs.

•	While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

•	Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

•	Loss reserves for our affiliate’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance affiliate.

•	The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe.

Risks Relating to ADSs and Equity Shares

•	You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

•	Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

•	You may be unable to exercise pre-emptive rights available to other shareholders.

•	Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

•	Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the prices of our equity shares and ADSs.

•	Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the prices of our equity shares and ADSs.

•	Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

•	You may be subject to Indian taxes arising out of capital gains.

•	There may be less company information available in Indian securities markets than in securities markets in the United States.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product grew by 3.7% in fiscal 2020. In fiscal 2021, India’s gross domestic product declined by 6.6% as the outbreak of the Covid-19 pandemic and consequent lockdowns and other containment measures negatively impacted economic activity during the year. In fiscal 2022, India’s gross domestic product grew by 8.7%.

The Covid-19 pandemic resulted in a nation-wide lockdown in India in April-May 2020, which substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of fiscal 2021. The second wave of the Covid-19 pandemic in April-May 2021 and the third wave of Covid-19 pandemic in December 2021-January 2022 led to the re-imposition of localised/regional lockdown measures in various parts of the country.

Following the outbreak of the first wave of the Covid-19 pandemic, the Reserve Bank of India announced several measures during fiscal 2021, including a moratorium on loan repayments for certain borrowers and an asset classification standstill benefit for overdue accounts where a moratorium had been granted, restructuring of loans to small borrowers including individuals, small businesses and micro, small and medium enterprises, and funding under the Emergency Credit Line Guarantee Scheme for micro, small and medium enterprises and other stressed sectors. The impact of such measures on our borrowers, our business and the Indian credit market remains uncertain, and may lead to an increase in the level of our non-performing assets, and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the prices of our equity shares and ADSs. While there has been a significant improvement in economic conditions during fiscal 2022, and significant progress in the vaccination programme in India, with 1.84 billion vaccine doses administered till March 31, 2022, including 23 million precaution doses, the emergence of another wave of the Covid-19 pandemic or its variant or any other economic challenges could require renewed or additional measures, impacting the pace of recovery of the Indian economy and consequently have an adverse affect on our results of operations and financial condition. See also “Risks Relating to Our Business—The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

An economic slowdown and a general decline in business activity in India could impose stress on our borrowers’ financial soundness and profitability and thus expose us to increased credit risk.

Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. During the three months ended June 30, 2022, uncertainties in the global environment increased following geo-political tensions, uncertainties around global growth recovery, increase in commodity prices and an increase in inflation in developed and emerging economies. In India, the Reserve Bank of India increased the repo rate by 90 basis points in May-June 2022 in response to the rise in inflation. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy, may have an adverse effect on economic growth in India.

Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. For instance, the increased uncertainties and risk aversion caused by the Covid-19 pandemic led to significant outflows of net investments by foreign portfolio investors from Indian equity and debt markets in an aggregate amount of approximately US$ 14.7 billion during the three months ended March 31, 2020. There has been an outflow of net investments by foreign portfolio investors during the six months ended March 31, 2022 of US$ 19.0 billion, and further during the three months ended June 30, 2022 of approximately US$ 14.0 billion. A slowdown in global growth may impact India’s exports. While currently commodities have experienced a significant increase in prices, sharp and sustained price reductions of globally traded commodities such as metals and minerals in the event of a global slowdown may negatively impact our borrowers in these sectors. Global trade disputes and protectionist measures and counter-measures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business.

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

There is a history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies, which increase risks for all financial institutions, including for our business and results of operations.

Global economic changes, such as developments in the Eurozone, including the United Kingdom’s relationship with the European Union following the United Kingdom’s exit from the European Union (“Brexit”); concerns related to the impact of tightening monetary policy in the U.S.; the war between Russia and Ukraine and the sanctions imposed on the former; elevated inflation levels; supply and demand imbalances relating to the Covid-19 pandemic and the Russia-Ukraine conflict; high global energy prices; potential trade wars between large economies; and the economic consequences of the Covid-19 pandemic may lead to increased risk aversion and volatility in global capital markets and foreign exchange rate movements, which could impact global liquidity and adversely affect our business.

Uncertainty around these and related issues could lead to adverse effects on the economy of the United Kingdom and the other economies in which we operate. Our subsidiary in the United Kingdom has made changes to its operations in the European Union due to Brexit, which could adversely affect our business in the United Kingdom and Europe if the changes are not implemented effectively. In addition, China is one of India’s major trading partners and the border dispute between India and China could have an adverse impact on economic relations between the two countries. Further, India has trade ties with both Russia and Ukraine. These factors may also result in a slowdown in India’s trade growth. The effect of any legislative and regulatory efforts to address these risks is uncertain, and they may not have the intended positive effects. Such volatility and negative economic developments could, in turn, materially adversely affect our business, prospects, financial conditions or results of operations.

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

In June 2020, Moody’s had lowered the sovereign rating for India from Baa2 to Baa3, with a negative outlook due to the impact of the Covid-19 pandemic on the Government of India’s fiscal position and the stress in the financial sector. We are rated by Moody’s and Standard and Poor’s. In April 2020, following the onset of the Covid-19 pandemic, both rating agencies revised the outlook on our rating from stable to negative, while maintaining the rating on our senior unsecured foreign currency debt at BBB- by Standard and Poor’s and Baa3 by Moody’s. Further, in June 2020, Standard and Poor’s maintained the rating on our senior unsecured debt while downgrading certain other banks on the expectation that we would structurally improve our capital position over the next few months. In June 2021, Standard and Poor’s revised our outlook from negative to stable and reaffirmed our rating at BBB-, and in October 2021, Moody’s revised our outlook from negative to stable and reaffirmed our rating at Baa3. In June 2022, Moody’s revised our baseline credit assessment upwards from ba1 to baa3 citing improvements in asset quality, capital and profitability.

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

Given the significant uncertainties caused by the ongoing pandemic and other global economic changes, there can be no assurance that rating agencies will change their views on India’s sovereign rating or that we and our subsidiaries and affiliates will be able to meet the expectations of rating agencies and maintain our credit ratings. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

Any adverse impact on India’s external position due to an increase in the price of crude oil or the current account deficit or outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

India is vulnerable to developments in the trade account. India imports a majority of its requirements of petroleum oil and petroleum products. The decline in the oil import bill in fiscal 2021 was largely due to a decline in global crude oil prices and weak demand conditions in the Indian economy caused by the Covid-19 pandemic. However, global crude oil prices have been rising since November 2020 and recently experienced a sharp increase following the hostilities between Russia and Ukraine. Elevated oil price levels or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product was 0.9% of India’s gross domestic product in fiscal 2020 and there was a surplus in the current account of 0.9% in fiscal 2021. In fiscal 2022, the current account deficit was 1.2% of India’s gross domestic product. If current account and trade deficits increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

See also “—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

The banking and financial markets in India are still evolving and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

We continue to be categorized as a domestic systemically important bank in India by the Reserve Bank of India. We are not treated as a globally systemically important bank, either by the Financial Stability Board or the Reserve Bank of India. As a systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. For instance, in March 2020, the Reserve Bank of India imposed a moratorium restricting deposit withdrawals from a private sector bank, followed by implementation of a scheme of reconstruction involving change in management and equity capital infusion by several Indian banks, including us. The private sector bank also wrote down additional tier-1 bonds. The overall impact of such developments on credit markets is uncertain and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies. Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited relative to what is typically available for similar borrowers in developed economies. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. We also purchase priority sector lending certificates to meet directed lending requirements, and the cost of purchasing such certificates may increase substantially depending on the demand and supply scenario of the certificates. Any shortfall in meeting the priority sector lending targets and sub-targets may be required to be allocated to investments yielding sub-market returns. See also “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending”.

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

We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with operating in a developing economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal, regulatory or judicial actions, negative publicity or other developments that could reduce our profitability. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.”, “—Risks that arise as a result of our presence in a highly regulated sector—We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” and “-Risks Relating to Our Business -Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. The Indian government’s policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and affiliates and our future financial performance. Successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015 and fiscal 2020, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are not predictable. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions including judicial decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth.

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Decisions by the Government of India could impact our business and financial performance. For instance, the Indian government’s decision in fiscal 2017 to withdraw legal tender status of high denomination currency notes led to an increase in costs due to measures such as the reduction or waiver of transaction charges for ATM and card transactions for the specified period. The surge in low cost deposits resulted in a significant increase in liquidity in the banking system and a reduction in cost of funds. The Indian government announced the introduction of central bank digital currency by the Reserve Bank of India in the Union Budget for fiscal 2023, and the impact of the introduction of digital currency on the banking system, including us, is uncertain. Any such changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 15% of India’s gross value added in fiscal 2022. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business, our borrowers, our counterparties and other constituents. The emergence of disease pandemics like Covid-19 since the first quarter of calendar year 2020, the more recent outbreak of monkeypox or other earlier outbreaks like the nipah virus in 2018 in certain regions of southeast Asia, including India, have caused, and could in the future cause, economic and financial disruptions. Such disruptions in India and other areas of the world in which we operate could lead to operational difficulties, including travel restrictions, that could impact our business and our ability to manage or conduct our business. The Covid-19 pandemic and any future outbreak of health epidemics may impact the quality of our portfolio and result in an increase in our non-performing loans, and restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs. See also “—Risks Relating to Our Business—The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

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

India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. India could also be impacted by intensifying border disputes with its neighbors, trade wars between large economies like the U.S. increasing trade tariffs on goods imported from China, or possible import restrictions on Indian goods by trading partners that could have an adverse impact on India’s trade and capital flows, exchange rate and macroeconomic stability. In addition, geopolitical events in the Middle East, Asia and Europe or terrorist or military action in other parts of the world, including the ongoing military conflict between Russia and Ukraine, may impact prices of key commodities, financial markets and trade and capital flows, including by leading to restrictions on countries which are among India’s significant trading partners. These factors and any political or economic instability in India could adversely affect our business, our future financial performance and the prices of our equity shares and ADSs.

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

New regulations and compliance and disclosure requirements relating to environment, social and governance matters, especially climate change, have been recommended or are under consideration by regulators in the jurisdictions where we have our operations. These may require us to review and make changes to the conduct of our business and incur additional costs. Failure to comply with these regulations may result in penalties or regulatory action against us.

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Our international presence has led to increased legal and regulatory risks. Regulators in every jurisdiction in which we operate or have listed our securities have the power to restrict our operations, stipulate higher capital and liquidity requirements or bring administrative or judicial proceedings against us (or our employees, representatives, agents and third-party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our reputation, results of operations and financial condition.

We may be subject to fines, restrictions or other sanctions for past instances of regulatory failures, which may adversely affect our financial position or our ability to expand our activities.

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations or proceedings by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Whenever we consider it appropriate and the regulatory guidelines so permit, we may seek to settle or compound regulatory inquiries or investigations or proceedings through consensual process with the concerned regulator, which may entail monetary payment by us or agreeing to non-monetary terms. The non-monetary terms may include suspension or cessation of business activities for a specified period; change in key management personnel or restrictions being placed on key management personnel; disgorgement; implementation of enhanced policies and procedures to prevent future violations; appointing or engaging an independent consultant to review internal policies, processes and procedures; providing enhanced training and education; and/or submitting to enhanced internal audit, concurrent audit or reporting requirements. For example, in December 2021, the Reserve Bank of India imposed a penalty of Rs. 3.0 million on the Bank for non-compliance with directions issued by it on charges levied for non-maintenance of minimum balance in savings accounts.

We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—Risks that arise as a result of our presence in a highly regulated sector—The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.”

We have also experienced international expansion into banking in multiple jurisdictions which exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and further increases the risk of inquiries or investigations by regulatory and enforcement authorities. Expansion into additional jurisdictions also increases the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. We, or our employees, may from time to time, and as is common in the financial services industry, be the subject of inquiries, examinations or investigations that could lead to proceedings against us or our employees.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key segments or sectors. A proportion of 9.0% of adjusted net bank credit is required to be lent to small and marginal farmers and 7.5% to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and has notified a target of 12.73% of adjusted net bank credit for this purpose for fiscal 2022. Loans to identified weaker sections of society must comprise 11.0% of adjusted net bank credit. Starting fiscal 2022, the targets for lending to small and marginal farmers and weaker sections has been increased in a phased manner by the Reserve Bank of India. The target for lending to small and marginal farmers will increase from 9.0% in fiscal 2022 to 9.5% in fiscal 2023 and to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society has been increased from 11.0% in fiscal 2022 to 11.5% in fiscal 2023 and 12.0% in fiscal 2024. These requirements were assessed on a quarterly average basis till fiscal 2021 and failure to comply with these requirements would attract penalties. From fiscal 2022, the priority sector achievements are computed based on the weightage assigned to the incremental priority sector credit in the identified districts. The necessary adjustments for weightage of districts and calculation of achievement will be done by the Reserve Bank of India on the basis of data submitted by banks on a quarterly basis.

These requirements apply to ICICI Bank on a standalone basis. During fiscal 2022, the Bank met most of the targets, except the average lending to the agriculture sector, which was Rs. 1,226.5 billion constituting 17.8% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit.

The Reserve Bank of India allows banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The cost of purchasing such certificates may increase substantially depending on the demand and supply scenario. Any shortfall after taking into account transactions in priority sector lending certificates may be required to be allocated to investments yielding sub-market returns. The Bank also purchases priority sector lending certificates to meet directed lending requirements, the cost of which may vary based on the demand for and supply of such certificates. Going forward, the phased increase in sub-segment targets and growth in our domestic loan portfolio could lead to a significant increase in our priority sector lending target amounts. In view of the continuing shortfall in agriculture lending sub-targets and weaker section loans, the Bank may have to significantly increase the purchase of priority sector lending certificates. Shortfalls in priority sector lending achievement, after taking into account the priority sector lending certificates purchased, may increase and may be required to be invested in instruments yielding sub-market returns.

Any shortfall in meeting the priority sector lending requirements may be required to be invested at any time, at the Reserve Bank of India’s request, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. At March 31, 2022, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 264.2 billion. Our investments in Government of India schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specify criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. Any revision to the definition or classification of segments eligible for priority sector lending could also impact our ability to meet priority sector lending requirements. See also “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.3% in fiscal 2020, 3.4% in fiscal 2021 and 2.7% in fiscal 2022. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies including in the kisan credit card portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans in general. Thus, the classification of overdue loans as non-performing occurs at a later stage in respect of such loans than the loan portfolio in general. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0%, and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The Bank is also required to maintain a capital surcharge of 0.20% on account of being designated a domestic systemically important bank.

The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. The Basel III guidelines were to be fully implemented by year-end fiscal 2019. However, the Reserve Bank of India deferred the implementation of the last tranche of 0.625% of capital conservation buffer from March 31, 2019 to March 31, 2020. The full implementation was further deferred to October 1, 2021 due to the Covid-19 pandemic. Accordingly, the last tranche of 0.625% of the capital conservation buffer became applicable from October 1, 2021. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2022 were: common equity Tier 1 risk-based capital ratio of 17.3%; Tier 1 risk-based capital ratio of 18.0%; and total risk-based capital ratio of 18.9%.

The Reserve Bank of India has released guidelines on implementation of counter cyclical capital buffers, which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. This capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which is measured as the ratio of a bank’s Tier 1 capital and total exposure. Since October 1, 2019, the Reserve Bank of India has required maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against sudden increase in Government of India bond yields. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of the bank, on a continuing basis. This reserve is eligible for inclusion in tier 2 capital. Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we may be required to raise resources from the capital markets or to divest stake in one or more of our subsidiaries to meet our capital requirements.

Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to us on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for us, while also meeting expectations of return on capital may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. Debt and equity investors, rating agencies, equity and fixed income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory stipulations, reflecting our position as a large private sector bank. Following the outbreak of the Covid-19 pandemic, a number of banks and other financial companies globally and in India raised capital. In August 2020, we raised Rs. 150.0 billion of equity capital through a Qualified Institutions Placement. We may seek to access the equity capital markets in the future, or make additional divestments of our investments in our subsidiaries and affiliates. Increases in our equity shares would dilute the shareholding of existing shareholders. There can be no assurance that we will be successful in raising the capital when required or that the timing for accessing the market or the terms of the capital raised would be attractive, and these may be subject to various uncertainties including liquidity conditions, market stability, or political or economic conditions. If we are unable to raise enough capital to satisfy our regulatory capital requirements, we will be subject to restrictions on capital distributions and discretionary bonus payments, as well as other potential regulatory actions.

In fiscal 2021, the Reserve Bank of India prohibited banks from making any dividend payouts from the profit pertaining to fiscal 2020 in order to conserve capital and to maintain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by the Covid-19 pandemic. Accordingly, we have not declared any dividend for fiscal 2020. We cannot guarantee that we will not be subject to similar restrictions in the future. The Reserve Bank of India’s Prompt Corrective Action framework for banks defines risk thresholds for indicators like capital adequacy, asset quality and leverage, and stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion, domestic and/or overseas expansion, and restrictions on capital expenditure other than for technological upgradation. At year-end fiscal 2022, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future.

Our insurance, banking and home finance subsidiaries and affiliate are also subject to solvency and capital requirements imposed by their respective regulators. While we currently do not expect these entities to require significant additional equity capital or that we would make additional equity investments in these entities, any requirement for ICICI Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.

We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

The Reserve Bank of India has released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework that require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio, which has been 100.0% since January 1, 2019. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. The guidelines on net stable funding ratio are applicable from October 1, 2021. These liquidity requirements together with the existing liquidity and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability. Any sudden increase in the demand for liquidity by banks to meet these regulatory liquidity requirements could have an adverse impact on the financial markets, and result in a sharp increase in short-term borrowing costs and a sudden increase in the cost of funding for banks, including us.

Any reduction in our liquidity coverage or net stable funding ratios, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity and any inability to access capital markets may limit our ability to grow our business or adversely impact our profitability and our future performance and strategy.

In addition, as we and other banks manage these various liquidity requirements, there could be a sudden increase in demand for liquidity in the banking system, which could have an adverse impact in the financial markets, and result in an increase in our short term borrowing costs and a sudden increase in the bank’s cost of funds. Further, any tightening of liquidity and volatility in international markets may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our overseas banking subsidiaries are also exposed to similar risks.

Changes in the regulation and structure of the financial markets in India may adversely impact our business.

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. The Reserve Bank of India, from time to time, imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. The Reserve Bank of India has announced the introduction of an electronic trading platform for buying and selling foreign currencies by retail customers of banks, aimed at enhancing transparency and competition and lowering costs for retail customers. In August 2020, the Reserve Bank of India issued rules for opening current account of customers having credit facilities from the banking system. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”.

Our subsidiaries and affiliates are also subject to similar risks. For instance, the Indian government has permitted a dual tax regime for personal income tax, with the option for individuals to have a lower tax rate if no additional tax exemptions are taken. This could impact insurance companies, including our insurance subsidiary and affiliate, where a part of their retail premium is driven by tax exemptions for individuals. See also “—Risks relating to our insurance subsidiary and affiliate—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

The Reserve Bank of India has been permitting the entry of new players in the financial sector, including through issuance of licenses for universal banks and small finance banks in the private sector under the continuous licensing policy and allowing fintechs and technology companies to offer payment and other financial services. The entry of new players has intensified competition which could impact our ability to capture business opportunities if we are not able to adapt our business strategy to new developments. See also “—Risks Relating to Our Business—Our industry is very competitive and our strategy depends on our ability to compete effectively.”

The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. The Reserve Bank of India released the report of the internal working group in November 2020, and sought feedback on the recommendations by January 15, 2021. In November 2021, the Reserve Bank of India accepted few recommendations made by the internal working group including a non-operative financial holding company structure for all new licenses issued for universal banks. The outcome of this report may result in changes to our group structure, the nature and impact of which cannot be predicted currently.

In addition, changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral or contractual comforts available for our loans or our business in general. For example, in August 2020, the Reserve Bank of India issued rules linking opening and maintaining current accounts with banks by companies having credit facilities from the banking system. As per the guidelines, banks are allowed to open current account of customers who have not availed any credit from the banking system. Current account cannot be opened for customers who have availed only cash credit or overdraft facility, through which all their transactions must be routed; only a lending bank meeting specified credit exposure thresholds is eligible for opening a current account of the borrower. Banks will be required to monitor all current accounts on a periodic basis to comply with the rules. This may impact the low-cost current account deposits held by companies with banks that do not have the requisite level of exposure to such companies which may in turn impact the growth of our current account deposits. Changes currently under review by the Reserve Bank of India and other regulators, such as those relating to ownership, governance and corporate structure of private sector banks; management compensation, board governance, consumer protection, sustainable finance and risk management, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, increase competition, impact our overall growth and return on capital. We cannot predict future legal or regulatory changes. Any such regulatory or structural changes may result in increased expenses, including enhanced compliance costs, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities.

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

In fiscal 2019, the Audit Committee under direction given by the Board of Directors of the Bank had instituted an independent enquiry to consider various allegations relating to the former Managing Director and Chief Executive Officer, Ms. Chanda Kochhar. The enquiry was supported by an external counsel and a forensic firm. The allegations levelled against Ms. Kochhar included nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct. While the enquiry was underway, the Board accepted Ms. Kochhar’s request for early retirement, while noting that the enquiry would remain unaffected by this and certain benefits would be subject to the outcome of the enquiry. Subsequently, on consideration of the enquiry report and its conclusions, the Board of Directors decided to treat the separation of Ms. Chanda Kochhar from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences.

In January 2020, the Bank instituted a recovery suit against Ms. Kochhar for inter alia the clawback of bonus paid from April 2009 to March 2018. Ms. Kochhar also filed a suit before Bombay High Court in January 2022 contending that the termination of her employment is invalid and she is entitled to all the Employee Stock Options, which were originally allocated to her. An alternative claim has been made for damages of Rs. 17.3 billion against the Bank. Both these suits are being heard by the Bombay High Court.

Enquiries by government authorities and regulatory agencies in the matter are continuing and the Bank has a cooperative posture for such enquiries and requests emanating from such authorities and agencies. The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 in relation to the allegations. In November 2020, Securities and Exchange Board of India, issued a modified show cause notice to the Bank and responses were submitted by the Bank to both the show cause notices. The Central Bureau of Investigation had also initiated a preliminary enquiry and in January 2019, the Central Bureau of Investigation filed a first information report against Ms. Kochhar, her spouse and certain borrowers of the Bank and their promoters, accusing them of cheating the Bank. The first information report states that certain individuals, who were on the board of directors of the Bank and were part of committees (that sanctioned credit facilities to the concerned borrower group when the alleged transactions occurred), may also be investigated. These include the present Managing Director and Chief Executive Officer of the Bank and the present Managing Director of the Bank’s life insurance subsidiary. Authorities such as the Enforcement Directorate and Income-tax authorities are also probing the matter.

In the event that the Bank is found by Securities and Exchange Board of India or the Central Bureau of Investigation or by any other authority or agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our reputation and may impact results of operations or financial condition.

Our asset management, private equity, insurance and securities broking subsidiaries and affiliates have retail and corporate customers and are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

Our asset management subsidiary, ICICI Prudential Asset Management Company Limited, is subject to supervision and regulation by the Securities and Exchange Board of India. For instance, in fiscal 2019, our asset management subsidiary, based on communication from the regulator, paid compensation with interest to certain schemes of ICICI Prudential Mutual Fund in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018, and also compensated the investors in these schemes who had redeemed their units since the March 2018 allotment. In the same matter, an adjudication proceeding was initiated by the Securities and Exchange Board of India, which was disposed of pursuant to an application for settlement of proceedings and payment of settlement charges by our asset management subsidiary. Further, certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, our private equity subsidiary, had initiated legal proceedings in Mauritius alleging, among others, mis-selling and mismanagement. ICICI Bank and ICICI Venture as respondents had denied the allegations and raised objections on jurisdictional maintainability. The court has stayed the proceedings against ICICI Bank and ICICI Venture. The plaintiffs appraised the court of their intention to not pursue vacation of the stay. In view of the stay, application for removal of averments/prayers against ICICI Bank and ICICI Venture was made, which was allowed by the court. However, subsequently the plaintiffs have now filed an appeal against the order permitting removal of averments/prayers against ICICI Bank and ICICI Venture.

 In the same matter, ICICI Venture Funds Management Company after receiving a notice from the Securities and Exchange Board of India, settled the matter with the Securities and Exchange Board of India. However, one of the investors in the real estate investment fund, registered in Mauritius has filed a writ petition in the Bombay High Court against, among others, the Securities and Exchange Board of India and ICICI Venture in respect of the settlement order. In the said writ petition, no reliefs have been sought as against ICICI Venture. At present, the writ petition has not been admitted and no notice to ICICI Venture has been issued by the Bombay High Court. See also, “—Risks Relating to Our Business—A determination against us in respect of disputed tax assessments may adversely impact our financial performance.” and “Business – Legal and Regulatory Proceedings”.

Our insurance businesses are also subject to extensive regulation and supervision by India’s insurance regulator. They also have a large number of retail and corporate clients, from whom claims may arise which could be determined in courts or also by regulators and result in determination against our insurance businesses or us or our insurance businesses’ management and employees. The Insurance Regulatory and Development Authority of India has the authority to specify, modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

Further, our insurance and securities broking subsidiaries and insurance affiliate are now publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight. There can be no assurance that increased regulatory scrutiny of our insurance and securities broking subsidiaries and affiliate along with stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that we are not in compliance with applicable laws and regulations pertaining to listed companies or their relationship with the parent or other group companies, or with their interpretations of laws and regulations, and may take formal or informal actions against us and our subsidiaries or affiliates.

The transition from LIBOR to other alternative reference rates may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative reference rates may have.

The Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the London Interbank Offered Rate or LIBOR, has stopped persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR tenors, except for certain tenors of USD LIBOR, which will cease from June 30, 2023. While alternate reference rates for the different currencies have been identified and are in force, there is still lack of clarity about the use of these rates for all types of transactions that have referenced LIBOR. The impact of the transition to alternative reference rates in USD therefore has some uncertainty and could adversely affect loans, securities and other instruments that reference, or are indirectly affected by LIBOR. Currently, the manner and impact of the pending transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is unclear.

In India, the Mumbai Inter-bank Forward Outright Rate (MIFOR) is calculated using rolling forward premia in percentage terms along with the USD LIBOR for the respective tenors up to 12 months. The Financial Benchmark India Private Limited has commenced publishing an Adjusted MIFOR from June 15, 2021, which will be used for legacy contracts and has also started publishing Modified MIFOR from June 30, 2021, which is being used for new contracts.

On July 8, 2021, the Reserve Bank of India issued a roadmap for LIBOR transition advising banks to use alternate benchmarks instead of LIBOR/MIFOR benchmarks from December 31, 2021 except for managing risks pertaining to pre-existing exposures.

The Bank has number of contracts referencing LIBOR/MIFOR including derivative and loans. While alternate reference rates for LIBOR in different currencies have been identified and are in force, there is still lack of clarity about the use of these rates for all types of transactions that have referenced LIBOR. The impact of the transition to alternative reference rates in USD therefore has some uncertainty and could adversely affect loans, securities and other instruments that reference, or are indirectly affected by USD LIBOR. The potential for reduced liquidity of these different LIBOR/ MIFOR contracts could adversely impact the Bank’s business and future financial performance. Currently, the manner and impact of the pending transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is unclear.

We have identified our LIBOR transition exposures, including existing financial agreements that do not contain fallback provisions that adequately contemplate cessation of benchmark reference rates and that would require additional negotiation with the counterparties. The Bank has a program for its LIBOR transition, which includes governance framework, exposure assessment, tracking of fallback provisions and contract remediation programs and tracking of global developments. In addition, the Bank has been using alternate reference rates in new contracts after December 31, 2021 and had incorporated suitable benchmark replacement provisions in contracts linked to LIBOR originated prior to December 31, 2021. For further details, see “Business—Risk Management—Market Risk—Interest Rate Risk”. The Bank has implemented and continues to implement changes to the technology systems and infrastructure as part of the transition to the new benchmark regime. The Bank has conducted and continues to conduct information sharing sessions with clients on the LIBOR transition. However, the transition to alternative reference rates is complex, could bring about unanticipated challenges and vagaries, and could adversely impact our business, our future financial performance and the prices of our equity shares and ADSs. There can be no guarantee that any efforts by the Bank will successfully mitigate the operational risks associated with the transition away from LIBOR to alternative reference rates.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. Indian corporations have transitioned to Ind AS, a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards, as per the roadmap provided to the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India. Some of our group non-banking finance companies have transitioned to Ind AS. For banking and insurance companies, the implementation of Ind AS has been deferred until further notice.

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

Risks Relating to Our Business

The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our portfolio and our financial performance.

The Covid-19 pandemic has impacted, and is likely to continue to impact most countries, including India, and has resulted in substantial volatility in global financial markets, increased unemployment and operational challenges, such as the temporary closures of businesses, sheltering-in-place directives and increased remote work protocols, which have significantly slowed down economic activity. The Government of India initiated a nation-wide lockdown from March 25, 2020 until May 31, 2020, which substantially impacted economic activities. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. The second wave of the Covid-19 pandemic in April-May 2021 and the third wave of Covid-19 pandemic in December 2021-January 2022 led to the re-imposition of localized/regional lockdown measures in various parts of the country. During fiscal 2022, there was significant progress in the vaccination programme in India, and significant improvement in economic conditions. However, the emergence of new waves of the Covid-19 pandemic or its variants may require renewed or additional mitigation measures and impact the pace of recovery of the Indian economy. Operationally, although we have established a work-from-home protocol and restricted business travel of our workforce, if significant portions of our workforce, including key personnel, are unable to work effectively because of illness, government actions, or other restrictions in connection with the pandemic, the impact of the pandemic on our businesses could be adverse.

The economic disruption caused by the pandemic, and related lockdowns could impact our business in a number of ways, including by increasing our number of non-performing loans due to the reduction in cash flows of businesses, income levels and the value of savings of households, as well as increased levels of unemployment.

In response to the Covid-19 pandemic, the Reserve Bank of India has permitted lenders to implement a resolution plan, along with asset classification benefits, for eligible corporate and individual borrower segments. Restructuring of loans was also allowed for micro, small and medium enterprises subject to specific requirements. The impact of these measures on borrowers, our business and the Indian credit market is uncertain. The Bank had made Covid-19 related provisions of Rs. 27.3 billion during the three months ended March 31, 2020 and a further net provision of Rs. 47.5 billion during fiscal 2021, towards standard assets, which was higher than the requirement stipulated by the Reserve Bank of India. The Bank held a total contingency provision of Rs. 74.5 billion, including the Covid-19 related contingency provision of Rs. 64.3 billion, at March 31, 2022. Our subsidiaries in the United Kingdom and Canada have also made Covid-19 related provisions. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

The framework for resolution of stressed assets is still evolving which may create challenges for banks in suitably invoking a resolution plan. Additional provisions are required in the absence of a resolution plan or initiation of insolvency proceedings. Further, the Reserve Bank of India guidelines require banks to identify borrowers in financial difficulty, indications of which may include defaults, and projections of cash-flows, among other things. Further, as a result of the Covid-19 pandemic, the Reserve Bank of India has allowed restructuring for specific borrower segments and invoking a resolution plan within specified timelines in order to provide temporary relief to eligible borrowers impacted by the pandemic. Considering the uncertainties with regard to economic growth and the trajectory of the Covid-19 pandemic, there is no assurance that such resolution plans will be successful.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

In recent years, banks, including us, have focused on growing their retail and small business lending portfolios. While we expect the retail and small business segment to remain a key driver of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment, due to a pandemic or otherwise, could have an adverse impact on the quality of our retail loan portfolio. Our portfolio includes lending under a special guarantee scheme introduced by the government to mitigate the adverse impact of Covid-19 pandemic for identified stressed sectors or borrowers that may carry higher risks compared to our portfolio. Our portfolio also includes purchases of retail asset pools of home finance companies and non-banking finance companies, that may expose us to additional risks, including the failure of the underlying borrowers to perform as anticipated, risks arising out of weakness in the financial position or operations of the originators, who are generally responsible for collections and servicing, and additional mark-to-market provisions where the purchases are structured as securitized instruments classified as investments. In addition, challenges in certain sectors like real estate, and the inability of real estate developers to complete and deliver residential properties for which we have provided loans to customers, may impact the repayment behavior of the customers and result in higher delinquencies and non-performing loans. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs”.

The Reserve Bank of India has substantially expanded its guidance relating to the identification of non-performing assets over the last few years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions. Nevertheless, these provisions may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made. In the event that additional provisioning is required by the Reserve Bank of India, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares and ADSs. The Reserve Bank of India also requires banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the Reserve Bank of India’s annual supervisory process. There are also disclosures required relating to restructuring. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business and future financial performance. Our subsidiaries and affiliates are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries and affiliates in the future, which may have an adverse impact on us.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted. The Covid-19 pandemic and any adverse economic, regulatory and legal developments could cause further increases in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio and business.

See also “—Risks Relating to Our Business—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks” and “—Risks Relating to Our Business—We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected”.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

Our loans and advances to the retail finance segment constituted 53.2% of our gross advances (gross loans) at March 31, 2022. Our loans and advances to the rural finance segment were 8.4%, services-finance sector were 7.6%, the infrastructure sector (excluding power) were 3.3%, the wholesale/retail trade segment were 3.1%, and the power sector were 2.1% of our gross loans and advances at March 31, 2022.

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

Eligible capital base represents the Bank’s Tier I capital as per the last audited balance sheet. Banks may, in exceptional circumstances, with the approval of their boards, consider enhancement of the exposure to a single counterparty further by 5.0% (i.e., 25.0% of the Tier I capital fund). The limit is applicable to total exposure, including off-balance sheet exposures. Off-balance sheet items are required to be converted into credit exposure equivalents through the use of credit conversion factors as per the standardized approach for credit risk for risk based capital requirements, with a floor of 10%. At year-end fiscal 2022, we were in compliance with these guidelines. At year-end fiscal 2022, our largest single counterparty accounted for 16.3% of our Tier I capital fund. The largest group of connected counterparties accounted for 26.5% of our Tier I capital fund.

These guidelines, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, thereby impacting our earnings. Although the Bank has significantly strengthened its enterprise risk management and risk appetite framework since fiscal 2016 for managing concentration risk, including limits/thresholds with respect to single borrower and group exposure, there can be no assurance that our strategy of reducing concentration risk will be successful and that we will be able to successfully grow our operating profits while controlling non-performing loans and provisions through this approach.

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

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event, a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. Corporate borrowers may voluntarily, or by creditor action be admitted to the insolvency resolution process under the Insolvency and Bankruptcy Code, 2016. During the period of resolution under the Insolvency and Bankruptcy Code, 2016, there is a standstill applicable on foreclosure and other recovery proceedings by the lenders. In some cases, we may foreclose on collateral in lieu of principal and interest dues but may experience delays in liquidating the collateral.

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

We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries and affiliates, including ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, which have a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in Government of India securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer.”

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

The Reserve Bank of India has been releasing guidelines on computation of lending rates by banks. Since April 1, 2016, the marginal cost of funds based methodology was applicable on incremental lending, which led to lower lending rates, and led to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. In February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the earlier base rate to the marginal cost based lending rate. Further, in December 2018, the Reserve Bank of India announced the linking of new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. This has been applicable since October 1, 2019. From April 1, 2020, floating rate loans to medium enterprises were also linked to an external benchmark. Since our funding is primarily fixed rate, volatility in external benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin. At year-end fiscal 2022, approximately 47.7% of the Bank’s domestic loan portfolio was linked to external benchmarks.

The recent economic challenge of rising inflation during the three months ended June 30, 2022 led the Reserve Bank of India to increase the repo rate by 90 basis points and tighten systemic liquidity conditions by increasing the cash reserve ratio requirement of banks from 4.0% to 4.5% of net demand and time liabilities. The Reserve Bank of India also introduced a standing deposit facility rate as the floor of the liquidity adjustment facility compared to the earlier reverse repo rate. Any sudden withdrawal of or volatility in systemic liquidity or increase in interest rates may impact our liquidity and profitability.

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

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, some derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. The Covid-19 pandemic, climate change and related economic disruption have significantly complicated risk management for banks, including us, and we may not be able to effectively mitigate the changes in our risk exposures.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating or the rating on our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. We are rated by certain Indian rating agencies, which include CRISIL, CARE and ICRA, with a long-term rating of AAA and a stable outlook. However, there is no assurance that we will always be able to maintain the highest rating and any significant decline in our business or capital position or increase in non-performing loans could impact our rating or outlook. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information, relating to our ratings, see also “Business—Risk Management—Market Risk—Liquidity Risk.”

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

Negative rumors have been previously circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal withdrawal levels for a few days. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.”

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

We have experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse and the whistleblower complaints regarding alleged incorrect asset classification and other allegations. See also “—Risks that arise as a result of our presence in a highly regulated sector—The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.” We cannot be certain how the investigations by the government and regulatory and other agencies will conclude with regard to the issue of the former CEO and it is possible that the conclusions of these investigations could lead to more negative publicity.

Any continued unfavorable publicity may adversely impact investor confidence and affect the prices of our equity shares and ADSs. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries and affiliate. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest, which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation, claims or disputes by customers, counterparties or other constituents across our businesses.

The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

The loan portfolio of our international branches and banking subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and banking subsidiaries, also exposed to a variety of local market credit risks, where our expertise and experience may be limited. Our international profile has also increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.” Business opportunities in these jurisdictions will also determine the growth in our operations.

Global developments including geopolitical tensions could impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. Our international branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured and other mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. For instance, during the three months ended March 31, 2020, two non-India linked loan accounts at our international branches had to be classified as non-performing as the borrowers misrepresented their financial position to lenders. Our international branches and banking subsidiaries have also made investments in bonds, certificates of deposit, mortgage backed securities, treasury bills and asset-backed commercial paper.

We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. We aim to progressively exit exposures that are not linked to India in a planned manner at our international branches. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and granularity of business. There can be no assurance of our successful execution of this strategy. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. The Covid-19 pandemic also increased challenges for our international branches and banking subsidiaries. If we are unable to manage these risks, our business would be adversely affected.The classification of the loan portfolio of our international branches and banking subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. We continue to focus on scaling up our retail lending volumes and have seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. Retail lending, including unsecured retail credit, has been an important driver of growth for the Indian banking system. Further, we are also focusing on scaling up our business and distribution network in rural areas. We have also entered into partnerships with technology companies with large customer bases to offer co-branded credit products and as well as with non-banking financial companies for co-origination and/or purchases of loans. We intend to continue to pursue similar partnerships.

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

Our loans to the power sector as a proportion of total loans has declined from 4.8% at March 31, 2018 to 2.1% at March 31, 2022. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels. Any reduction in the output of operational power plants or the projected output of newly commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel, other metals and mining, which are subject to similar and additional risks, as well as global commodity price cycles. For instance, during fiscal 2016, due to a slowdown in global demand for steel, there was a sharp decline in global steel prices, which in turn impacted Indian steel companies. Capacity utilization of steel companies declined and profitability came under pressure. The Government of India announced certain policy measures, including a minimum price for procuring steel from overseas markets, which have benefited the Indian steel sector. However, we cannot be certain that such or any other measures will continue to be introduced by the Government of India in the future. Further, the growing focus on climate change and national commitments towards a low-carbon economy may impact the flow of capital to specific sectors and could lead to structural shifts in these sectors, and the overall economy. It is difficult to assess the impact of these changes, and can expose us to new risks and challenges in managing the loan portfolio.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our income streams and ability to grow our business. Our fee income from distribution of third party financial products is dependent on applicable regulations, the demand for these products and our distribution strategy for banking and third party products. Our ability to earn fees in the near term would likely be impacted by the Covid-19 pandemic. See also, “—Risks relating to our Business—The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance.”

Our industry is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The expansion of existing competitors or the entry of new competitors could increase competition for products and services. There could be greater competition for business opportunities if there is a slowdown in growth in the Indian banking sector. The establishment of account aggregators, permitted by the Reserve Bank of India, will facilitate sharing of customer data with different financial service providers from whom customers may be seeking loans or other products and may increase competition by making it easier for new entrants to onboard customers at a lower cost than traditional models. Recently, a large private sector bank in India announced a proposal to merge its parent company, which is a large housing finance company, with itself, leading to a significant increase in size and scale for the bank. This may significantly impact competition in the industry, especially for deposits.

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. The emergence of new platforms, or new operating models or new types of banks or other entities offering digital banking solutions, are trends that could increase competitive pressures on banks, including us. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share or reduced profitability or both, for existing players. There is no assurance that we will be able to continue to respond promptly to new technological developments, and be in a position to participate in new market opportunities or dedicate resources to upgrade our systems and compete with new players entering the market. See also “—Risks relating to technology—The growing use of technology in banking and financial services creates additional risks of competition, reliability and security”.

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

Any changes in the banking structure in India, including the entry of new banks, greater competition between existing players and improvement in the efficiency and competitiveness of existing banks, may have an adverse impact on our business. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns and this may adversely impact our business. See also “Business—Competition”.

In our international operations we also face competition from the full range of competitors in the financial services industry, both banks and non-banks and both Indian and foreign banks. We remain a small to mid-size player in the international market and many of our competitors have resources much greater than our own.

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

In addition, regulators or governmental authorities or judiciary may also hold banks, including us, liable for losses on account of customer errors such as inadvertent sharing of confidential account related information. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “Business—Risk Management—Market Risk—Operational Risk”.

Our failure to establish, maintain and apply an adequate internal control over financial reporting could have a material adverse affect on our reputation, business, financial condition or results of operations.

We are responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by U.S. Securities and Exchange Commission and applicable GAAP. Our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm has to conduct an audit to evaluate and then render an opinion on the effectiveness of our internal control over financial reporting. See “Management—Summary Comparison of Corporate Governance Practices—Management’s Report on Internal Control Over Financial Reporting”.

We have established internal controls over financial reporting, as well as policies and procedures for evaluating those controls, in order to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements. However, these controls may not prevent or detect errors. Any evaluation of effectiveness of future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to resolve them in a timely manner or at all. If this occurs, our reputation may be damaged, which could lead to a decline in investor confidence in us and may adversely affect our business, financial conditions and results of operations.

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

Exchange rates are impacted by a number of factors including volatility of international capital markets, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. Following the outbreak of the Covid-19 pandemic, there was a significant outflow of foreign investments from Indian equity and debt markets during the three months ended March 31, 2020, and the Indian rupee depreciated by 5.6% vis-à-vis the U.S. dollar during the quarter ended March 31, 2020. During fiscal 2021, the exchange rate appreciated by 3.0% from Rs. 75.39 per U.S. dollar at March 31, 2020 to Rs. 73.14 per U.S. dollar at March 31, 2021 as global oil prices declined due to weak demand conditions. During fiscal 2022, several factors impacted the exchange rate including the second and third wave of the Covid-19 pandemic, geo-political tensions due to the crisis in Ukraine and sanctions on Russia, and deterioration in economic conditions following a sharp rise in global crude oil prices and increase in inflation in developed economies. The Rupee depreciated to Rs. 75.87 per U.S. dollar at March 31, 2022.

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the U.S. dollar. During the three months ended June 30, 2022, the rupee depreciated by 4.1% to Rs. 79.02 per U.S. dollar at June 30, 2022. This was following the tightening of monetary policy by the US Federal Reserve due to rising inflation concerns and consequent capital outflows from the Indian equity markets. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

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

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, we have undertaken mergers and acquisitions. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. The Government of India announced the amalgamation of 10 public sector banks into four larger banks from April 1, 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our subsidiaries in India may also undertake mergers, acquisitions and takeovers in India or internationally. Our general insurance affiliate, ICICI Lombard General Insurance, concluded the allotment of equity shares to the eligible shareholders of Bharti AXA General Insurance Company Limited as per their proportionate shareholding, following the approval from the Insurance Regulatory Development Authority of India and the National Company Law Tribunal for a merger. Following the completion of the transaction, the Bank’s shareholding in ICICI Lombard General Insurance decreased to 48.1%, and ICICI Lombard General Insurance ceased to be a subsidiary of the Bank. Mergers and acquisitions by our subsidiaries could lead to reduction in our shareholding in such subsidiaries (including to below majority ownership in certain subsidiaries), and under applicable law that may require us to reduce our shareholding to 30.0% or less, unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions including divestment to the required level of 30.0% within a specified timeframe. The Bank has been granted time until September 2023 to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949. Any future acquisitions or mergers or takeovers, whether by us or our subsidiaries, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, quality of business and business operations, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business or that of our subsidiaries.

We may also sell all or part of one or more of our businesses, including our subsidiaries and affiliates, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements.

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

We are regularly assessed by the Government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 84.8 billion in additional taxes in excess of our provisions at March 31, 2022. These additional tax demands mainly relate to income tax, service tax, sales tax and value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. The amount of Rs. 84.8 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 36.2 billion, of which Rs. 30.8 billion mainly relates to bad debts written off, broken period interest and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court of India decisions in other similar cases, and Rs. 4.5 billion relating to error requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. During fiscal 2019, the tax authorities had issued notices to banks, including us, regarding levy of service tax on free services provided by banks to customers maintaining specified minimum balances in their deposit accounts. The banking industry has contested this notice and filed a writ petition in the Bombay High Court on July 2, 2019.

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

There could be a difference in the assessment of our indirect tax liability which may lead to additional demand being raised subsequently by tax authorities. For instance, the service tax authorities, in earlier years, had raised a demand on trusts for certain funds managed by ICICI Venture, including in relation to the amounts retained by the trusts for incurring various expenses, distribution of certain class of unit holders and provisions for certain expenses/losses. On July 1, 2021, the Appellate Tribunal passed a judgement upholding the liability towards service tax on certain items. We are considering legal remedies in this matter and the funds have preferred an appeal with the High Court, against the order of the Appellate Tribunal.

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

We also have investments in security receipts arising from the sale of non-performing assets by us to reconstruction companies registered with the Reserve Bank of India. At March 31, 2022, the Bank had an outstanding net investment of Rs. 8.1 billion in security receipts issued by asset reconstruction companies. In September 2016, the Reserve Bank of India issued a framework for sale of stressed assets. As per this framework, with effect from April 1, 2017, provisions held for investment in security receipts is subject to a floor rate applicable to the underlying loans (the provisions the bank would have had to make if the loans had continued to be held in its books), if more than 50% of the security receipts are held by the bank that sold the loans. The threshold of 50% was reduced to 10% from April 1, 2018 as per the framework. Further, the framework requires banks to maintain an internal list of stressed assets identified for sale and review assets classified as ‘doubtful’ above a threshold amount on a periodic basis with a view to consider a sale or other disposition. There can be no assurance that reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations. In fiscal 2022, the Indian government set up a National Asset Reconstruction Company through equity participation by banks and financial institutions to manage stressed assets of banks.

We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India increased from 5,266 branches at March 31, 2021 to 5,418 branches at March 31, 2022. We plan to leverage our extensive geographical reach to support growth in our business. Our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—Risks Relating to Our Business—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

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

A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options, and dependent on the market price of our equity shares. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. We recently introduced an employee stock option scheme for up to the middle-level management employees pursuant to which, options will be issued at a face value of Rs. 2.0 per unit, with the vesting of units based upon the continuation of the employee. However, increased competition, including the entry of new banks into an already competitive sector, may affect our ability to hire and retain qualified employees. See also “Business—Employees”.

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

Our business and our operations are heavily dependent upon our ability to offer digital products and services and process large volumes of transactions. This has increased our reliance on technology in recent years. Technology innovations in financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. See also “—Risks Relating to Our Business—Our industry is very competitive and our strategy depends on our ability to compete effectively.”

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

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner. We could also face cybersecurity risks which result in direct loss of money, as has happened with certain other banks in the past where their high value payment systems were compromised resulting in direct monetary loss for the bank. We also face risks where our customers could lose money because of cyber attacks, and these could result in monetary as well as reputational risks for the Bank.

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

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system downtime or failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.”

Risks relating to our insurance subsidiary and affiliate

Additional capital requirements of our insurance subsidiary and affiliate or our inability to monetize a part of our shareholding in these companies may adversely impact our business and the prices of our equity shares and ADSs.

At March 31, 2022, we owned 51.4% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company, and 48.1% of the equity shares of our general insurance affiliate, ICICI Lombard General Insurance Company.

Although our insurance businesses are profitable and we currently do not anticipate they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Risks relating to our insurance subsidiary and affiliate—Loss reserves for our affiliate’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance affiliate.” Our insurance subsidiary and affiliate may also explore mergers and acquisitions which may lead to issuance of equity shares. Issuance of additional equity shares for these or other reasons would reduce our shareholding, unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its guidelines on financial services provided by banks that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. The Reserve Bank of India has announced a review of the guidelines pertaining to ownership, governance and corporate structure of private sector banks in India and has set up an internal working group to consider, among other things, holding of financial subsidiaries through a non-operative financial holding company. In November 2020, RBI released the report of the Internal Working Group to review the extant ownership and corporate structure guidelines for Indian private sector banks and sought feedback on the recommendations by January 15, 2021. In November 2021, the Reserve Bank of India accepted few recommendations made by the internal working group including a non-operative financial holding company structure for all new licenses issued for universal banks. The outcome of this report may result in changes to our group structure, the nature and impact of which we cannot currently predict, including a potential impact on our investment in our insurance businesses. Any reduction in our shareholding in our insurance businesses to below majority ownership would (including if arising on account of mergers and acquisitions), under applicable law, require us to reduce our shareholding to 30.0% or less, subject to regulatory and governmental approval to maintain a higher level of shareholding. Our general insurance affiliate, ICICI Lombard General Insurance Company concluded the allotment of equity shares to the eligible shareholders of Bharti AXA General Insurance Company Limited as per their proportionate shareholding, following the approval from the Insurance Regulatory Development Authority of India and National Company Law Tribunal for a merger in September 2021. Following the completion of the transaction, the Bank’s shareholding in ICICI Lombard General Insurance Company decreased to 48.1%, and ICICI Lombard General Insurance Company ceased to be a subsidiary of the Bank. The Bank has been granted time until September 2023 to reduce its shareholding in ICICI Lombard General Insurance Company to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949. There is no assurance that we will be able to undertake further monetization of our investments in our subsidiaries and affiliates, through public offering or otherwise, or of the level of valuation of the subsidiaries and affiliates at which such monetization may take place and the resultant impact on our net income and stockholders' equity.

Any additional capital requirements of our insurance companies, restrictions on our ability to capitalize them and a requirement that we reduce our shareholding substantially could adversely impact their growth, our future capital adequacy, our financial performance and the prices of their equity shares and our equity shares and ADSs. See also “Business—Overview of Our Products and Services—Insurance” and “—Risks relating to our insurance subsidiary and affiliate—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.”

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products. Our life insurance subsidiary’s growth and profitability depends on various factors, including the proportion of protection and annuity products in its portfolio, the maintenance on its relationship with key distribution partners, regulatory changes, and market movements. The demand for unit-linked products may be influenced by any volatility or downturn in capital markets. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. The growth of the life insurance subsidiary’s business is thus significantly dependent on the Bank’s distribution strategy with respect to banking products and third party products. While the subsidiary has been making profits since fiscal 2010, there can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

We conduct our general insurance business through our general insurance affiliate, ICICI Lombard General Insurance Company. ICICI Lombard General Insurance Company’s growth and profitability depends on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the Government of India of certain insurance schemes, regulatory changes, changes to tax positions and market movements. There can be no assurance of the future rates of growth in the insurance business. While this affiliate has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Risks relating to our insurance subsidiary and affiliate—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs.” and “Supervision and Regulation—Regulations Governing Insurance Companies.”

Further, the Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, the impact of the Covid-19 pandemic, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

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

Loss reserves for our affilaite’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance affiliate.

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance business establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. The estimation of the loss reserves relies on several key actuarial steps and assumptions, for example, selection of the actuarial methods by line of business, groupings of similar product lines and determination of underlying actuarial assumptions like expected loss ratios, loss development factors, and loss cost trend factors. Such estimates are made on both a case-by-case basis of claims that have been reported but not settled, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

Reserves are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in claims handling procedures, legal environment, social attitudes, results of litigation, costs of repairs, changing trends in medical costs, minimum wages and other factors such as inflation and exchange rates. Our general insurance company’s reserves for environmental and other latent claims are particularly subject to such variables. The results of operations of our general insurance company depend significantly upon the extent to which its actual claims experience is consistent with the assumptions it uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that its actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, it may be required to increase its reserves, which may materially adversely affect its results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance company also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance company considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance company. Such adverse effect may also impact the valuation of our general insurance company by existing or potential investors, and the valuation at which any future monetization of our shareholding in the general insurance company may take place, if at all. See also “—Risks relating to our insurance subsidiary and affiliate—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe.

Portions of our general insurance business may cover losses from unpredictable events such as hurricanes, windstorms, epidemics, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism, and epidemics or pandemics such as the Covid-19 pandemic. The incidence and severity of these catastrophes in any given period are inherently unpredictable. Although reserves are established after an assessment of potential losses relating to catastrophes covered, there is no assurance that such reserves would be sufficient to pay for all related claims.

In addition, our life insurance subsidiary’s operations are also exposed to claims arising out of catastrophes and epidemics or pandemics, such as the Covid-19 pandemic, due to increased mortality and morbidity claims of affected customers. In the second wave of the Covid-19 pandemic, the number of new cases and resultant mortality has been higher compared to initial wave of the pandemic in 2020, and has resulted in a significant increase in claims on insurance companies, including our life insurance subsidiary. In addition, catastrophes could result in losses in the investment portfolios of our life insurance subsidiary due to, among other reasons, the failure of its counterparties to perform their obligations or significant volatility or disruption in the financial markets.

Our general insurance company’s operations are exposed to claims relating to catastrophes and epidemics or pandemics. Continuing higher claims related to Covid-19 may adversely impact the profitability of our general insurance company.

Although our insurance subsidiary and affiliate monitor their overall exposure to catastrophes and epidemics and other unpredictable events in each geographic region and determine their underwriting limits related to insurance coverage for losses from such events, the insurance subsidiary and affiliate generally seek to reduce their exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes and epidemics or pandemics may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or results of operations.

Risks Relating to ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. The ceiling on voting rights for holders of equity shares is 26.0% of the total voting rights of a Bank. See also “Major Shareholders”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At March 31, 2022, the Life Insurance Corporation of India held 6.4% of our outstanding equity shares. See also “Major Shareholders”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 26.0%. Deutsche Bank Trust Company Americas held 19.0% of our equity shares at March 31, 2022 and must vote these shares as directed by our Board of Directors.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Following the outbreak of the Covid-19 pandemic in early 2020, the benchmark S&P BSE Sensex declined during the three months ended March 31, 2020 by 28.6%, from 41,254 level at December 31, 2019 to 29,468 at March 31, 2020. During this period, several listed securities were impacted, including us. The index has subsequently recovered and at June 30, 2022, the S&P BSE Sensex closed at 58,568. In the past as well volatility in the Indian stock markets have created temporary concerns regarding our exposure to the equity markets. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by ADSs are currently listed on the BSE Limited and the National Stock Exchange of India Limited. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See also “—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.”

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

Investors who purchase ADSs are required to pay for ADSs in U.S. dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into U.S. dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “—Risks Relating to ADSs and Equity Shares—Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Controls.”

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

There is a difference between India and the United States in the level of regulation and monitoring of the securities markets and the activities of investors, brokers and other market participants. SEBI is responsible for improving disclosure and regulating insider trading and other matters for the Indian securities markets. There may however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

MAJOR SHAREHOLDERS

Shareholding Structure and Relationship with Government of India

The following table sets forth, at June 30, 2022, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	6.7	464,712,216
Other Government-controlled institutions, insurance companies, reinsurers, corporations and banks	0.9	64,868,332
Total government-controlled shareholders	7.6	529,580,548
Other Indian Investors:
SBI Mutual Fund	5.2	365,564,781
ICICI Prudential Mutual Fund	3.0	212,830,714
HDFC Mutual Fund	2.2	150,673,907
National Pension Scheme Trust	1.9	132,479,927
UTI Mutual Fund	1.7	119,416,807
Kotak Mutual Fund	1.5	105,424,555
Aditya Birla Sun Life Mutual Fund	1.5	101,619,781
Nippon India Mutual Fund	1.4	97,613,013
Axis Mutual Fund	1.4	96,164,189
SBI Life Insurance Company Limited	1.2	84,854,307
Mirae Asset Mutual Fund	1.2	83,264,926
Other mutual funds and alternative investment funds	5.8	400,329,280
Private sector insurance companies other than SBI Life Insurance Company	2.3	160,552,210
Other private sector corporations and financial institutions	1.4	95,621,562
Investor education protection fund	0.1	7,535,763
Individual domestic investors(1),(2)	7.1	492,250,060
Total other Indian investors	38.9	2,706,195,782
Total Indian investors	46.5	3,235,776,330

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	16.7	1,160,577,107
Government of Singapore	3.0	210,484,508
Dodge and Cox International Stock Fund	1.4	96,186,676
Europacific Growth Fund	1.1	75,470,114
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	31.3	2,177,860,161
Total foreign investors	53.5	3,720,578,566
Total	100.0	6,956,354,896

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.02% of ICICI Bank’s equity shares at June 30, 2022.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 7.6% at June 30, 2022 against 7.0% at June 30, 2021 and 11.1% at June 30, 2020. The holding of Life Insurance Corporation of India was 6.9% at June 30, 2022 against 6.0% at June 30, 2021 and 8.3% at June 30, 2020.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association include a provision for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. At present, there is no representative of the government of India on our Board. We have generally invited a representative of Life Insurance Corporation of India to join our Board. Since April 2019, there is no representative of Life Insurance Corporation of India on our Board. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 38.9% at June 30, 2022 against 33.5% at June 30, 2021 and 35.2% at June 30, 2020. The total holding of Indian investors was 46.5% at June 30, 2022 against 40.5% at June 30, 2021 and 46.3% at June 30, 2020. The holding of foreign investors was 53.5% at June 30, 2022 against 59.5% at June 30, 2021 and 53.7% at June 30, 2020. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has established a limit of 26.0% on the voting rights of a single shareholder in a banking company. Deutsche Bank Trust Company Americas holds the equity shares represented by about 580 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares (ADS). The ADS are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas (as depositary) which held 16.7% of our equity shares at June 30, 2022, must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Supervision and Regulation—Structural Reforms—Amendments to the Banking Regulation Act” and “Supervision and Regulation—Ownership Restrictions”.

Related Party Transactions

In fiscal 2022, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

For fiscal 2022, the following parties were identified as our associates/other related entities: ICICI Lombard General Insurance Company Limited1, Arteria Technologies Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth and Cheryl Advisory Private Limited.

1.   From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and became an affiliate of the Bank.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2022: Mr. Sandeep Bakhshi, Ms. Vishakha Mulye, Mr. Anup Bagchi, and Mr. Sandeep Batra. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, children’s spouses, grand children, grand children’s spouses, siblings, sibling’s spouses, parents, maternal grand parents and paternal grand parents. We have applied the Indian GAAP standard and Reserve Bank of India Act 1934 in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2022, we received insurance premiums from our associates/other related entities amounting to Rs. 67 million, from key management personnel of the Bank amounting to Rs. 4 million and from the close family members of key management personnel amounting to Rs. 5 million. The premiums received were towards cover for life insurance and investment linked insurance plans. The material transactions during fiscal 2022 included Rs. 48 million of premium received from ICICI Lombard General Insurance Company Limited and Rs. 19 million of premium received from ICICI Foundation for Inclusive Growth.

During fiscal 2022, we paid insurance premiums amounting to Rs. 3.2 billion to ICICI Lombard General Insurance Company Limited. The premiums paid were towards cover for health insurance, personal accident and miscellaneous items.

During fiscal 2022, we paid claims including maturity, annuity and policy surrender value to our associates/other related entities amounting to Rs. 42 million and to key management personnel of the Bank amounting to Rs. 1 million. The material transactions during fiscal 2022 included Rs. 42 million paid to ICICI Lombard General Insurance Company Limited.

During fiscal 2022, we received claims towards health, fire, personal accident, motor and other miscellaneous items amounting to Rs. 147 million from ICICI Lombard General Insurance Company Limited.

Fees, Commission and Other Income

During fiscal 2022, we received fees, commission and other income from our associates/other related entities amounting to Rs. 1.2 billion, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 1 million. These transactions primarily arose from marketing and promotion fee, sponsorship and banking service fee, arranger fees and bank charges. The material transactions during fiscal 2022 included Rs. 1.1 billion of fees, commission and other income received from ICICI Lombard General Insurance Company Limited.

During fiscal 2022, we received commission on bank guarantees from our associates/other related entities amounting to Rs. 3 million. The material transactions during fiscal 2022 included Rs. 3 million commission received from ICICI Merchant Services Private Limited.

Income from Custodial Services

During fiscal 2022, we received income from custodial services amounting to Rs. 0.1 million from India Advantage Fund – III and India Advantage Fund – IV.

Recovery of Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2022, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from our associates/other related entities amounting to Rs. 353 million. The material transactions during fiscal 2022 included Rs. 315 million of cost recovered from ICICI Lombard General Insurance Company Limited and Rs. 39 million of cost recovered from ICICI Foundation for Inclusive Growth.

Payment of Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2022, we paid cost towards sharing of premises, corporate infrastructure facilities and technology services to ICICI Lombard General Insurance Company Limited amounting to Rs. 1 million.

Recovery of Secondment of Employees

During fiscal 2022, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 16 million for the recovery of secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2022, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 12.3 billion. These transactions primarily pertain to outsourcing of manpower services and expenses towards providing basic banking services. The material transactions during fiscal 2022 included Rs. 8.5 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 3.8 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited.

Investments in Securities Issued by Related Parties

During fiscal 2022, we invested Rs. 1.0 billion in securities issued by India Infradebt Limited.

Purchase of Investments

During fiscal 2022, we purchased investments of Rs. 1.8 billion from ICICI Lombard General Insurance Company Limited. Purchase of investments included purchase of government securities and corporate bonds/debentures from secondary market.

Interest Expenses

During fiscal 2022, we paid interest on deposits accepted and bond borrowings to our associates/other related entities amounting to Rs. 192 million, to our key management personnel amounting to Rs. 5 million and to the close family members of key management personnel amounting to Rs. 2 million. The material transactions during fiscal 2022 included Rs. 164 million of interest paid to ICICI Lombard General Insurance Company Limited.

Interest Earned

During fiscal 2022, we received interest on investments in non-convertible bonds and loans from our associates/other related entities amounting to Rs. 511 million and from our key management personnel amounting to Rs. 6 million. The material transaction during fiscal 2022 included Rs. 505 million of interest received from India Infradebt Limited.

Purchase of fixed assets

During fiscal 2022, we purchased fixed assets from our associates/other related entities amounting to Rs. 5 million. The material transactions during fiscal 2022 included Rs. 3 million of fixed assets purchased from ICICI Lombard General Insurance Company Limited and Rs. 2 million of fixed assets purchased from Arteria Technologies Private Limited.

Dividend Income

During fiscal 2022, we received dividend income from our associates/other related entities amounting to Rs. 2.0 billion. The material transaction during fiscal 2022 was Rs. 1.9 billion of dividend received from ICICI Lombard General Insurance Company Limited.

Gain/(loss) on Foreign Exchange and Derivative Transactions (Net)

During fiscal 2022, we received gain on foreign exchange and derivative transactions from ICICI Lombard General Insurance Company Limited amounting to Rs. 37 million.

Reimbursement of Expenses to Related Parties

During fiscal 2022, we reimbursed expenses to ICICI Foundation for Inclusive Growth amounting to Rs. 2.2 billion for corporate social responsibility related activities.

Reimbursement of Expenses from Related Parties

During fiscal 2022, we received Rs. 83 million on account of reimbursement of expenses from ICICI Lombard General Insurance Company Limited.

Dividends Paid

During fiscal 2022, we paid dividends to our key management personnel, amounting to Rs. 2.5 million and to the close family members of key management personnel, amounting to Rs. 0.0 million (insignificant amount). The dividend paid during fiscal 2022 to Ms. Vishakha Mulye was Rs. 1.8 million, to Mr. Sandeep Bakhshi was Rs. 0.4 million, to Mr. Sandeep Batra was Rs. 0.2 million, to Mr. Anup Bagchi was Rs. 0.1 million, to Mr. Shivam Bakhshi was Rs. 0.0 million (insignificant amount), to Ms. Esha Bakhshi was Rs. 0.0 million (insignificant amount) and to Ms. Minal Bakhshi was Rs. 0.0 million (insignificant amount).

Sale of Investments

During fiscal 2022, we sold investments to our associates/other related entities amounting to Rs. 8.3 billion. The material transactions during fiscal 2022 included Rs. 6.8 billion of investments sold to ICICI Lombard General Insurance Company Limited and Rs. 1.5 billion of investments sold to India Infradebt Limited. Sale of investments included sale of government securities and corporate bonds/debentures from secondary market.

Donations Given

During fiscal 2022, we gave donations to ICICI Foundation for Inclusive Growth amounting to Rs. 486 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2022
(in million)
Deposits from related parties held by us	Rs. 3,425
Payables to related parties	3,483
Our investments in related parties	24,774
Investments of related parties in the Group	2,100
Loans and advances to related parties(2)	128
Receivables from related parties	1,928
Guarantees issued by us for related parties	59

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2022
(in million, except number of shares)
Deposits from key management personnel	Rs. 125
Payables to key management personnel	0.0(1)
Investments in our shares held by key management personnel	2
Loans and advances to key management personnel(3)	139
Employee stock options outstanding of ICICI Bank (numbers)	19,437,200
Employee stock options outstanding of ICICI Prudential Life Insurance Company Limited (numbers)	536,600
Employee stock options of ICICI Bank exercised(4)	394

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2022
(in million)
Deposits from close family members of key management personnel	Rs. 41
Payables to close family members of key management personnel	0.1
Investments in our shares held by close family members of key management personnel	3
Loans and advances to close family members of key management personnel(2)	0.3

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2022
(in million)
Deposits from key management personnel	Rs. 277
Payables to key management personnel	0.1
Investments in our shares held by key management personnel	3
Loans and advances to key management personnel(3)	269

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2022
(in million)
Deposits from close family members of key management personnel	Rs. 177
Payables to close family members of key management personnel	0.1
Investments in our shares held by close family members of key management personnel	3
Loans and advances to close family members of key management personnel(2)	2

(1)	Insignificant amount.

(2)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(4)	During fiscal 2022, 1,921,500 employee stock options of ICICI Bank were exercised by the key management personnel of the Bank, which have been reported at exercise price.

Joint Ventures and Affiliates

From fiscal 2008, I-Process Services (India) Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited were accounted as equity affiliates in consolidated financial statements.

From fiscal 2010, ICICI Merchant Services Private Limited was accounted as an equity affiliate in the consolidated financial statements.

From fiscal 2013, India Infradebt Limited was accounted as an equity affiliate. From fiscal 2015, India Advantage Fund-III and India Advantage Fund-IV were accounted as an equity affiliate. From fiscal 2019, Arteria Technologies Private Limited was accounted as an equity affiliate. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate.

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, and private equity products and services through our specialized subsidiaries and affiliates. Our consolidated total assets at year-end fiscal 2022 were Rs. 17,526.4 billion. Our consolidated capital and reserves and surplus at year-end fiscal 2022 were Rs. 1,820.5 billion and our consolidated net profit (after minority interest) for fiscal 2022 was Rs. 251.1 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 5,418 branches and 13,626 ATMs in India at year-end fiscal 2022.

Our international franchise focusses on four strategic pillars, namely (a) the non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising both foreign multinational companies investing in India and Indian multinational companies branching out for their foreign currency and other India related requirements and also Global In-house Centres, which are back-offices of multinational companies; (c) trade ecosystem, comprising primarily India-linked trade transactions which are self-liquidating in nature; and (d) funds ecosystem, to capture fund flows into India through the Foreign Portfolio Investment and Foreign Direct Investment routes. At year-end fiscal 2022, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States (New York), South Africa and Bahrain. We have representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), Bangladesh, Nepal, Malaysia (Kuala Lumpur), United States (Texas and California), Sri Lanka and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. See also “Risk factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations”.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries, ICICI Prudential Life Insurance Company and ICICI Prudential Asset Management Company, provide a wide range of life insurance and asset management products respectively.

Our affiliate, ICICI Lombard General Insurance Company provides a wide range of general insurance products. In September 2021, the Insurance Regulatory and Development Authority of India and the National Company Law Tribunal approved the scheme of arrangement between ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited, with effect from September 8, 2021. Pursuant to the scheme of arrangement, assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General Insurance Company Limited on September 8, 2021 with effect from the Appointed Date of April 1, 2020. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited reduced to below 50.0%, and from April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and became an equity affiliate of the Bank.

Our subsidiary ICICI Securities Limited is engaged in equities underwriting, securities broking and distribution of financial products. Our subsidiary ICICI Securities Primary Dealership Limited is engaged in underwriting and primary dealership of government securities. Our private equity fund management subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments.

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

History

ICICI was formed in 1955 at the initiative of the World Bank, the Government of India and Indian industry representatives. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and other group companies, offered a wide variety of products and services. ICICI Bank was incorporated in 1994 as a part of the ICICI group. ICICI and ICICI Bank merged in 2002.

Strategy

In fiscal 2022, we maintained our strategic focus on profitable growth in business within the guardrails of risk and compliance. We grew our credit portfolio with a focus on granularity and saw healthy growth across our retail, SME and business banking portfolios, and in current and savings account deposits on a daily average basis. We continued to focus on holistically serving our corporate clients and their ecosystems, including lending to the corporate sector based on risk assessment and pricing. We focused on maintaining a strong balance sheet, with prudent provisioning and healthy capital adequacy. We continue to hold high provisioning coverage on non-performing loans. We also hold additional contingency provisions to mitigate any stress that could arise due to the Covid-19 pandemic and other uncertainties. Our capital position is strong with capital adequacy ratios significantly above regulatory requirements at March 31, 2022.

Going forward, we will continue with our strategic focus on growing the core operating profit (profit excluding income from treasury-related activities and before provisions) in a risk-calibrated manner. Our Risk Appetite and Enterprise Risk Management framework sets out our risk appetite, including a limit framework for various risk categories. We will focus on growing our loan portfolio in a granular manner based on risk and reward, with focus on return of capital and containment of provisions below a defined percentage of core operating profit. We have no specific targets for loan mix or segment-wise loan growth. We will aim to continue to grow our deposit franchise, maintain a stable and healthy funding profile and our competitive advantage in cost of funds.

We see significant opportunities for profitable growth across various sectors of the Indian economy. The key elements of our strategy to maximize our share of these opportunities are:

360-degree customer centric approach

We leverage our branch network, digital channels, partnerships and presence across various ecosystems to expand our customer base. Using ICICI STACK, the Bank offers solutions to its customers to suit their life-stage and business needs. We plan to continue to focus on maximizing the total life-cycle value of the relationship with the customer.

Focus on ecosystems

We aim to serve all financial requirements of customers and their ecosystems. Using ‘ICICI STACK for Corporates’, we offer customized solutions to corporates and their network of employees, vendors, dealers and other parts of their ecosystems. We focus on capturing the fund flows in the corporate’s supply chain with dealers and vendors by offering various digital solutions. Our ecosystem branches house multi-functional teams required to nurture relationships and bring the entire bouquet of services of the Bank to the corporates and their ecosystems. Our “Merchant Stack” provides a wide range of banking and value added services to the merchant ecosystem comprising retailers, online businesses and large e-commerce firms.

Focus on micro markets

The Bank follows a micro market based approach to create an efficient distribution and resource allocation strategy. Our data analytics capabilities enable us to analyze relevant geographical, demographic and economic data combined with internal data to identify locally relevant opportunities. This also includes allocating appropriate resources and strengthening the branch network where required.

Internal cross-functional collaboration and external partnerships

The Bank has focused on increasing collaboration to provide solutions that meet the complete banking requirements of customers. Cross-functional teams have been created to tap into various ecosystems, enabling 360-degree coverage of customers and increasing wallet share.

Partnerships with technology companies and platforms with large customer bases and transaction volumes offer unique opportunities for acquiring new customers and enhancing service delivery and customer experience. We have also set up a start-up investment and partnerships team to collaborate with and invest in fintech startups and co-develop products aligned with our digital roadmap.

Process decongestion and operating flexibility

Our strategy emphasizes decongestion of internal process to make customer onboarding and service delivery frictionless, thereby improving the customer experience. We have reduced the layers of management in our organization structure and empowered operating teams, to create flexibility and agility in capturing business opportunities while operating within the guardrails of compliance and risk.

Leveraging technology and digital across businesses

The Bank has embarked on a journey to transform from Bank to BankTech, with a focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the founding pillars of scalability, modularity, flexibility, agility, resilience and reliability, and creating delightful and digitally native customer experiences to enable sustainable profitable growth.

We extensively leverage data analytics for deeper insights into customer needs and behavior and create unique propositions for customer and market segments. Our various digital platforms such as iMobile Pay, internet banking platforms, InstaBIZ and Trade Online provide end-to-end seamless digital journeys, personalized solutions and value added features to customers and enable effective data driven cross-sell and up-sell. The open architecture feature of iMobile Pay and InstaBIZ helps us to acquire new customers in a frictionless manner. We have taken a number of initiatives to offer a convenient and frictionless experience to customers by digitizing the credit underwriting process, with instant loan approvals. We will continue to enhance our cyber security and invest in technology to enhance our offerings to customers as well as the scalability, flexibility and resilience of our technology architecture.

Guiding principles of our strategy

We are focused on the twin principles of “One Bank, One RoE” emphasizing the need to maximize our share of the target opportunity across all products and services, and the principle of “Fair to Customer, Fair to Bank” emphasizing the goal of delivering fair value to customers, while creating value for shareholders. The Bank-level core operating profit and containing the total provisions within a certain level of core operating profit of the Bank are key performance indicators for the Bank’s leadership team. We seek to sell products and offer services which meet societal needs and are in the interest of our customers. We focus on building a culture where every employee upholds this principle and serves customers with humility. We aim to be the trusted financial services provider of choice for our customers.

Impact of Covid-19 pandemic

During fiscal 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. Several unprecedented fiscal and monetary measures were taken by the Government of India and the Reserve Bank of India to provide stability to the financial sector and protect individuals, businesses and the banking sector from adverse economic consequences. The easing of lockdown measures subsequently led to gradual improvement in economic activity and progress towards normalcy from the second half of fiscal 2021. In fiscal 2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localised/regional lock-down measures in certain parts of the country. Currently, while the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn most of the Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group. See also “Risk Factors—Risks Relating to Our Business—The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our portfolio and our financial performance.” and “Risk Factors—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer.”

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

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, and fee based products and services like credit, debit and prepaid cards, depositary share accounts, distribution of third party investment and insurance products.

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans, personal loans, credit cards, consumer durable goods financing, loans against time deposits and loans against securities. We also fund dealers who sell automobiles and commercial vehicles. Up to fiscal 2020, we reported business banking and various products of our rural portfolio such as loans against jewelry, kisan credit card as a part of our retail lending activities. From fiscal 2022, we have started presenting business banking and products of rural portfolio separately.

Our suite of products and services for retail customers includes savings, investment, credit and protection products, along with convenient payment and transaction banking services. Our retail portfolio consists largely of secured lending, with growth based on proprietary data and analytics in addition to credit bureau checks, and is intended to be well-priced in relation to the risk. Our deposit franchise enables us to offer competitive pricing to selected customer segments. We also leverage our existing customer database for sale of key retail asset products through cross-sell and up-sell. Our underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, affluence markers, credit bureau data and demographics. We utilize multiple data points including liability and asset relationships, transaction behavior and bureau behavior along with proprietary machine learning and statistical models for making credit decisions.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2021	2022	2022	2022
	(Rs. in billions)		(% share)	(US$ in millions)
Home loans	Rs. 2,806.2	Rs. 3,323.8	65.9%	US$ 43,810
Automobile loans	371.1	406.5	8.1	5,358
Commercial business loans(1)	277.2	266.0	5.3	3,506
Others(2)	84.9	129.9	2.6	1,711
Total secured retail finance portfolio	3,539.4	4,126.2	81.9	54,385
Personal loans	506.1	632.8	12.5	8,340
Credit card receivables	183.3	254.7	5.1	3,357
Others(3)	19.5	26.7	0.5	352
Total unsecured retail finance portfolio	708.9	914.2	18.1	12,049
Total retail finance portfolio	Rs. 4,248.3	Rs. 5,040.4	100.0%	US$ 66,434

(1)	Includes commercial vehicles and construction equipment.

(2)	Includes two-wheeler loans, loan against securities and dealer financing.

(3)	Primarily includes dealer financing.

Home loans

Our home loan portfolio includes loans for both purchase and construction of homes as well as loans against property. We also offer instant top-up on home loans to existing home loan customers. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The initial repayment term of home loans is 15 to 20 years with payments in the form of equal monthly installments. The credit process includes cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined at the Bank.

We follow robust credit appraisal processes for loan-against-property. The average loan-to-value ratios of the loan-against-property portfolio are lower compared to our home loan portfolio. Lending is based on cash flows of borrowers and not just the value of the collateral. We also provide loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. The loan amount under this segment is generally up to Rs. 3.0 million. Our initiatives to digitize the entire underwriting process with instant approvals have been one of the drivers of growth in our home loan portfolio. See also “Technology” and “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Our home loans primarily have floating interest rates linked to repo rate of the Reserve Bank of India. Home loans are repaid in equated monthly installments over the tenor of the loan. An increase in the repo rate will increase the interest rate on home loans and a decrease in repo rate will decrease the interest rate on home loans. When interest rates on home loans increase, the tenor of the loan is extended and in instances where this is not possible, the equated monthly installments of the loan are increased. When interest rates on home loans decrease, the tenor of the loan is reduced leaving the equated monthly installments unchanged. See also “Risk factors—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. The loan portfolio of ICICI Home Finance Company Limited increased by 5.4% from Rs. 137.6 billion at March 31, 2021 to Rs. 145.0 billion at March 31, 2022. The total assets under management, including securitized assets, increased from Rs. 169.7 billion at March 31, 2021 to Rs. 178.7 billion at March 31, 2022. ICICI Home Finance Company Limited raises funds through term loans from banks (including external commercial borrowings), bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. At March 31, 2022, ICICI Home Finance Company Limited had a branch network of 170 branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. ICICI Bank Canada held total residential mortgages amounting to CAD 3,692 million (Rs. 223.3 billion) at year-end fiscal 2022 as compared to CAD 3,627 million (Rs. 210.5 billion) at year-end fiscal 2021. This includes mortgages of CAD 2,400 million (Rs. 145.2 billion) at year-end fiscal 2022 as compared to CAD 2,572 million (Rs. 149.2 billion) at year-end fiscal 2021 securitized under the Canadian National Housing Act—Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 1,223 million (Rs. 74.0 billion) at year-end fiscal 2022 as compared to CAD 887 million (Rs. 51.5 billion) at year-end fiscal 2021 and insured mortgages of CAD 69 million (Rs. 4.2 billion) at year-end fiscal 2022 as compared to CAD 169 million (Rs. 9.8 billion) at year-end fiscal 2021.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equal monthly installments. The interest rate is based on factors such as customer relationship, car segment and tenure of loan, among others, for new automobiles and age and segment of car, tenure of loan and product variant like top-up or refinance, for used automobiles. Our automobile loans for new cars typically range from Rs. 250,000 to Rs. 5,000,000 in size with tenors in the range of 12 to 84 months.

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equal monthly installments. Our commercial business customers include large fleet operators in the medium commercial vehicle and heavy commercial vehicle categories. Our commercial vehicles portfolio is not concentrated, with the top 20 customers contributing approximately 2.5% of the commercial vehicles portfolio at year-end fiscal 2022.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Personal loans and credit card receivables have fixed interest rates. At year-end fiscal 2022, approximately 75% of our personal loan and credit card portfolio was extension of credit to existing customers of the Bank, and approximately 85% of the portfolio comprised salaried individuals. We offer a range of instant personal loans and credit cards that are accessible entirely through our digital channels. The Bank’s personal loan disbursements in fiscal 2022 were Rs. 391.1 billion, which was approximately 17.6% of total retail loan disbursements. Our personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11% to 22%.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products with special features targeted at specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We also offer real-time account opening and activation to savings account customers, through enhanced system-driven validations. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. At year-end fiscal 2022, we had a debit card base of approximately 37 million cards compared to 39 million cards at year-end fiscal 2021. The decline was due to closure of dormant and inactive accounts during fiscal 2022.

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

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, loans against gold jewelry along with personal loans, financing against warehouse receipts, farm equipment loans and affordable housing finance and auto and two wheeler loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The rural banking portfolio grew by 7.6% from Rs. 739.0 billion at year-end fiscal 2021 compared to Rs. 795.1 billion at year-end fiscal 2022.

The following table sets forth, at the dates indicated, the break-down of our gross rural finance portfolio.

	At March 31,
	2021	2022	2022	2022
	(Rs. in billion)	(Rs. in billion)	% share	(US$ in million)
Farmer finance[1]	Rs. 228.8	Rs. 241.0	30.3%	US$ 3,176
Loans against jewelry	239.0	208.2	26.2	2,744
Rural business credit	145.9	193.8	24.4	2,554
Others[2]	125.3	152.1	19.1	2,005
Rural advances	Rs. 739.0	Rs. 795.1	100.0%	US$ 10,479

1. Includes kisan credit card.

2. Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding.

Our rural banking operations primarily focus on six main ecosystems identified in the rural market which include farmers, dealers, self-employed persons, corporates, institutions and micro-entrepreneurs.

The farmer ecosystem includes participants such as farmers, seed producers, agri-input dealers, warehouses, agri-equipment dealers, commodity traders and agri processors. Products offered include working capital loans through the kisan credit card and gold loan products, and term loans for farm equipment, dairy livestock purchase and farm development. See also “Selected Statistical Information—Loan Concentration—Directed Lending”.

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

We have adopted a community banking approach with emphasis on personal relationships with customers. Our operational structure enables us to meet the holistic financial needs of the customers in the villages at their doorstep. Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at year-end fiscal 2022, we had a network of 5,418 branches, of which 51.2% were in rural and semi-urban areas with 649 branches in villages that were previously unbanked. The Bank had a network of over 20,500 branches, including business correspondent outlets. As at March 31, 2022, we had over 3,300 ATMs and 490,000 digital service points in rural areas. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”. At year-end fiscal 2022, more than 4,000 customer service points were enabled through our business correspondent network.

See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.”

Commercial banking for Small and Medium Enterprises and Business Banking

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

Our small and medium enterprise portfolio consists of enterprises with a turnover of up to Rs. 2.5 billion. We offer a wide spectrum of banking products and solutions to small and medium enterprises to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. We offer digital solutions for on-boarding, payments and collections, lending and cross-border transactions. We focus on providing parameterized and programme-based lending for small and medium enterprises, which is granular and well-collateralized.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms, tapping corporate ecosystems and ongoing efforts towards process decongestion.

Following the Covid-19 pandemic, we have provided financial assistance to clients based on various Government of India schemes, which includes providing moratorium on loan repayment and emergency credit lines to eligible small and medium enterprise customers. We had disbursed about Rs. 170.0 billion to our retail and micro, small and medium enterprises customers under the Government of India’s Emergency Credit Line Guarantee Scheme until year-end fiscal 2022.

Commercial Banking for Corporate Customers

Our product suite for corporate customers includes working capital and term loan products and transaction banking services, fee and commission-based products and services, deposits and foreign exchange and derivatives products across trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. Our approach has been to deepen our partnership and support to clients through their life cycle. Our corporate customer base includes top business houses, large and medium private and public sector companies, financial institutions, banks, non-bank finance companies, private equity funds and financial sponsors. We have established relationships with multinational companies operating in India, and financial sponsors, including private equity funds and their investee companies. We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. The transaction banking services offered include account related services, payment and collection services, domestic and cross border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. In addition to leveraging the physical branch network, we have expanded our capabilities for providing transaction banking services to our customers from 183 locations at year-end fiscal 2021 to 211 locations at year-end fiscal 2022. Many of these expanded branch capabilities are in the factory/township premises of certain large conglomerates in the country.

Corporate Loan Portfolio

Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross-border acquisition financing) and working capital financing. For further details on our loan portfolio, see “Selected Statistical Information—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

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

At year-end fiscal 2022, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for Global Depository Receipts (GDR) investors were Rs. 19,272.0 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “Selected Statistical Information—Funding”.

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

Commercial Banking for Government and Institutions

We provide a range of banking services including customized products and services for enhancing e-governance and financial management to government departments and bodies across various levels such as central, state, district and local bodies which include municipalities and gram panchayats. We assist the government for collection of central taxes, state taxes and goods and services tax payments through authorized branches and digital channels. Our integrated banking platforms provide simple online tax payment options to customers. Statutory payments like Employees’ Provident Fund Organization and Employees’ State Insurance Corporation dues can be done online through our platforms. These efforts also result in deposit balances for the Bank.

We have on-boarded a number of central and state government departments to ensure quick disbursement of funds and benefits to beneficiaries and implementing agencies through the Public Financial Management System of the Government of India. We are also assisting state level nodal agencies and last mile implementing agencies for adopting efficient release of Government of India scheme funds.

We also provide financial services to other institutions, including educational institutions, hospitals and cooperative societies, among others and offer a range of technology driven collections and payment solutions.

Commercial Banking for International Customers

Our international franchise focusses on four strategic pillars, namely (a) the non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising both foreign multinational companies investing in India and Indian multinational companies branching out for their foreign currency and other India related requirements and also Global In-house Centres, which are back-offices of multinational companies; (c) trade ecosystem, comprising primarily India-linked trade transactions which are self-liquidating in nature; and (d) funds ecosystem, to capture fund flows into India through the Foreign Portfolio Investment and Foreign Direct Investment routes. During fiscal 2022, we continued to reduce non-India linked exposures in a planned manner. Further, our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk mitigation and granularity of business.

Many of the products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2022 were Rs. 866.0 billion and total advances were Rs. 412.8 billion compared to total assets of Rs. 858.4 billion and total advances of Rs. 375.9 billion at year-end fiscal 2021. The year-on-year increase in our overseas branches loan portfolio was primarily due to increase in the India-linked trade finance book. Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and borrowings from external commercial agencies. The overseas loan portfolio of ICICI Bank was 4.8% of the overall loan portfolio at year-end fiscal 2022. The corporate fund and non-fund outstanding, net of cash/bank/insurance backed lending, was US$ 3.7 billion at March 31, 2022. Out of US$ 3.7 billion, 82.4% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 9.5% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are our target customers for deposit and transaction banking franchise. The Bank will continue to pursue risk calibrated opportunities in this segment. Out of US$ 3.7 billion, approximately 4.2% of the outstanding was to companies owned by non-resident Indians/person of Indian origins and 3.9% of the outstanding was to other non-India companies which is less than 1.0% of the total portfolio of the Bank. The non-India linked corporate portfolio reduced by 48.2% from about US$ 1.2 billion year-on-year to US$ 641 million at March 31, 2022. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

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

At year-end fiscal 2022, ICICI Bank UK PLC had seven branches in the United Kingdom and a branch in Germany. At year-end fiscal 2022, the total assets of ICICI Bank UK PLC were US$ 2.2 billion. ICICI Bank UK PLC made a net profit of US$ 11 million during fiscal 2022, compared to US$ 15 million during fiscal 2021. At year-end fiscal 2022, loans and advances of ICICI Bank UK PLC were US$ 1.2 billion and investments were US$ 0.5 billion.

At year-end fiscal 2022, ICICI Bank Canada had seven branches and total assets of CAD 5.7 billion. ICICI Bank Canada earned a net profit of CAD 29 million in fiscal 2022 as compared to a net profit of CAD 20 million in fiscal 2021. At year-end fiscal 2022, net advances (net loans) of ICICI Bank Canada were CAD 5.0 billion and investments were CAD 0.6 billion.

See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business” and “Risk Factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.”

Branch and ATM network and call centers

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs and call centers. In addition, our digital channels and platforms have become increasingly important to our customers. See “Technology”. At year-end fiscal 2022, we had a network of 5,418 branches across several Indian states. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination. Our focus is to create fully digital branches and touch points for customer experience in order to maximize customer engagement time for solutions. Many of our branches have insta-banking kiosks that are touch-screen self-service devices that allow customers to pre-process or completely process transactions, thus reducing wait-time.

The following table sets forth the break-down of the number of branches by area for the periods indicated.

	At March 31, 2021		At March 31, 2022
	Number of branches and extension counters(1)	% of total	Number of branches and extension counters(1)	% of total
Metropolitan	1,542	29.3%	1,567	28.9%
Urban	1,063	20.2	1,074	19.8
Semi-urban	1,537	29.2	1,599	29.5
Rural	1,124	21.3	1,178	21.7
Total branches and extension counters	5,266	100.0%	5,418	100.0%
(1)	Classification of branches as per population census 2011.

At March 31, 2022, we had 13,626 ATMs across India. Our ATMs have additional features such as instant fund transfer, cardless cash withdrawal for ICICI Bank customers, bill payment and insurance premium payment.

Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. We use a virtual relationship management channel for superior and seamless connect that caters to the transaction and product needs of customers through human interface on the phone. We have implemented a customer relationship management solution for the automation of customer service requests in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking call centers as well as at a large number of branches.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2022, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18.00% of its domestic net demand and time liabilities by way of approved securities such as Government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio and net stable funding ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement is 100%. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities and better-rated corporate bonds. At March 2022, our liquidity coverage ratio on a standalone basis was 131.16% and on a group level was 131.98%. Both of these ratios were higher than the regulatory requirement of 100%. See also “Supervision and Regulation—Legal Reserve Requirements”.

ICICI Bank engages in investments and foreign exchange operations from Mumbai and overseas branches. As a part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in market making and proprietary trading in currency and interest rate market. Our investment and market risk policies are approved by the Board of Directors.

In general, we pursue a strategy of active management of our equity portfolio to maximize our return on investment. To reinforce compliance with the Securities and Exchange Board of India’s insider trading regulations, all dealings in our equity and debt investments in listed companies are undertaken by our treasury’s equity and corporate bonds dealing desks, which are segregated from both the other groups and desks in the treasury and from our other business groups, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

We deal in several major foreign currencies and take deposits from non-resident Indians in major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages our portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

We provide a variety of risk management solutions to our clients, including foreign currency forward contracts, currency and interest rate swaps and options. We monitor and control the market risk and credit risk on our foreign exchange portfolio through counterparty limits, position limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also “—Risk Management—Market Risk—Exchange Rate Risk”.

Securities broking and investment banking

ICICI Securities Limited is a financial services company operating across capital market segments including retail and institutional equity, financial product distribution, private wealth management and investment banking. As at March 31, 2022, ICICI Securities Limited served 8 million customers. ICICI Securities Limited has an online securities broking platform called www.icicidirect.com. ICICI Securities Limited assists its customers like retail investors, corporates, financial institutions, high net worth individuals and ultra high networth individuals in meeting their financial goals by providing them with research, advisory and execution services. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker dealer with the Securities and Exchange Commission. ICICI Securities Inc., which is a member of the Financial Industry Regulatory Authority in the United States; also has a branch office in Singapore that is registered with the Monetary Authority of Singapore where it holds a capital markets services license for dealing in capital market products in Singapore.

The consolidated profit after tax of ICICI Securities Limited was Rs. 14.0 billion in fiscal 2022 as compared to Rs. 10.9 billion in fiscal 2021. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited on April 4, 2018 following an offer for sale in an initial public offering of the company. After this sale, our share ownership in ICICI Securities Limited came down from 100.00% to 79.22% as of year-end fiscal 2020. To meet the minimum public shareholding norm for ICICI Securities Limited, the Bank further sold its 4.21% stake in ICICI Securities in fiscal 2021. Our share ownership in ICICI Securities Limited was 74.89% at March 31, 2022.

Primary dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership earned a net profit of Rs. 3.3 billion in fiscal 2022 compared to a net profit of Rs. 6.5 billion in fiscal 2021. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2022, ICICI Venture Funds Management Company Limited concluded a total of six new investments involving an aggregate capital outlay of approximately Rs. 19.9 billion. In the same period, ICICI Venture Funds Management Company Limited concluded four exit/liquidity transactions involving aggregate realization of Rs. 7.1 billion. ICICI Venture Funds Management Company Limited launched a fifth fund in its private equity vertical with target fund size of Rs. 25.0 billion. ICICI Venture Funds Management Company Limited also concluded set-up work for a new office platform and commenced preparatory work for the successor fund in its real estate vertical. ICICI Venture Funds Management Company Limited reported a net profit of Rs. 2 million in fiscal 2022 as compared to Rs. 40 million in fiscal 2021.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity and Prudential PLC owns 49.0%. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 4,498.7 billion during fiscal 2022. ICICI Prudential Asset Management Company earned a net profit of Rs. 14.4 billion during fiscal 2022 compared to a net profit of Rs. 11.8 billion during fiscal 2021.

Insurance

We provide a wide range of insurance products and services through our subsidiary ICICI Prudential Life Insurance Company Limited and our affiliate ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited is a joint venture with Prudential Corporation Holding Limited, a part of the Prudential PLC group of the United Kingdom. Both, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are listed on relevant Indian stock exchanges.

ICICI Prudential Life Insurance Company Limited has a wholly owned subsidiary, ICICI Prudential Pension Funds Management Company Limited, one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System.

Our share ownership in ICICI Prudential Life Insurance Company Limited was 51.32% at March 31, 2022.

ICICI Prudential Life Insurance Company Limited had a market share of 7.2% on retail weighted new business received premium in fiscal 2022 based on data published by Insurance Regulatory and Development Authority. The market share within the private sector was 11.4% in fiscal 2022. The total premium increased by 4.8% from Rs. 357.3 billion in fiscal 2021 to Rs. 374.6 billion in fiscal 2022. Within product segments, for fiscal 2022, contribution of the protection and non-linked savings to the business of our life insurance subsidiary has increased. While unit-linked product contribution was still significant, its demand may be influenced by any volatility or downturn in capital markets. Our life insurance subsidiary is primarily focused on growth in the value of new business, as a key profitability metric. The profit after tax of ICICI Prudential Life Insurance Company Limited was Rs. 7.5 billion in fiscal 2022 as compared to Rs. 9.6 billion in fiscal 2021. The decline in profit after tax during fiscal 2022 reflects the higher Covid-19 claims seen during the second wave of Covid-19 pandemic in first half of fiscal 2022.

See also “Risk Factors—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks relating to our insurance subsidiaries -While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

ICICI Lombard General Insurance Company Limited’s gross direct premium income was Rs. 179.8 billion in fiscal 2022 as compared to Rs. 140.0 billion in fiscal 2021. During fiscal 2022, ICICI Lombard General Insurance Company Limited was ranked second in the country with a market share of 8.1% based on gross direct premium as per the data published by the Insurance Regulatory Development Authority of India. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 12.7 billion in fiscal 2022 and a net profit of Rs. 14.7 billion in fiscal 2021.

ICICI Lombard General Insurance Company Limited was formed as a joint venture with Fairfax Financial Holdings of Canada. The joint venture was terminated on July 3, 2017. During fiscal 2021, the Board of ICICI Lombard General Insurance Company Limited approved the proposed merger of the general insurance business of Bharti AXA General Insurance Company Limited with an appointed date of April 1, 2020. ICICI Lombard received the approval from Insurance Regulatory and Development Authority of India on September 3, 2021. The merger came into effect at September 8, 2021. As consideration towards the merger, ICICI Lombard General Insurance issued fresh equity shares to shareholders of Bharti AXA General Insurance Company Limited whereby the shareholding of the Bank in ICICI Lombard General Insurance Company Limited was reduced to less than 50% resulting in ICICI Lombard ceasing to be a subsidiary of the Bank. The numbers for ICICI Lombard General Insurance provided above for fiscal 2022 are not comparable with fiscal 2021.

As per the Banking Regulation Act, 1949, as amended, a bank can hold either less than 30.0% or more than 50.0% in a company. Following the transaction of ICICI Lombard General Insurance Company, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited has gone below 50.0%. The Bank’s holding in ICICI Lombard General Insurance Company Limited was 48.04% at March 31, 2022. The Bank has been granted time until September 2023 to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The functions of the Credit Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology Strategy Committee: The functions of the Committee are to approve strategy for information technology and policy documents, ensure that information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining the Bank's growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks, review contribution of information technology to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical information technology systems performance and the review of special information technology initiatives.

•	Risk Committee: The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management framework, Risk Appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; review of the status of Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out cyber security risk assessment.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Lending Services Operations Group, Treasury and Securities Services Group and the Operations Group monitor operational adherence to regulations, policies, terms of sanction and internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group, Credit Monitoring Group and Information Security Group. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to Executive Director. Treasury and Securities Services Group, Lending Services Operations Group and Operations Group report to Executive Director. These groups are independent of the business units.

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

The Credit Committee of the Board reviews the portfolio and large exposure groups. The Bank has a dedicated group, namely, Financial Crime Prevention Group overseeing/handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation functions.

Credit Approval Authorities

The Board of Directors/Credit Committee has delegated credit approval authority to various committees, forums and individual officers under the credit approval authorization policy. The credit approval authorization policy is based on the level of risk and the quantum of exposure, and is designed to ensure that transactions with higher exposure and higher levels of risk are sent to a correspondingly higher forum/committee for approval.

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives, Corporate Lending Forum and Regional Committees. For certain exposures under programs, approval under joint authorization framework have been established. These authorities approves cases under programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. We have incorporated control norms, borrower approval norms and review triggers in all such programs. The Corporate Lending Forum, which comprises personnel from business groups and Credit Risk Management Group, approves credit proposals for higher rated corporates (internal rating A- and above) and upto a certain exposure limit.

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

The Credit Risk Management Group rates proposals, carries out industry analysis (through a centralized industry team), tracks the quality of the credit portfolio with regular rating reviews and reports periodically to the Credit Committee and the Risk Committee. The Bank also has a credit monitoring group, which monitors individual accounts on regular basis including stock statements, bank statements, stock audit reports etc. For non-retail exposures, the Lending Services Operations Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. We also manage credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Based on rating and track of the borrower and group, limits on incremental sanctions have also been put in place. Limits on countries and bank counterparties have also been stipulated.

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

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. We have a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, form an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. We also review the ratings of our borrowers in a particular industry upon the occurrence of any significant event impacting that industry. An in-house developed statistical scoring model is being used for assessment of the majority of credit proposals in Mid Corporate Group programs.

On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. Our current credit policy does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval. See also “Consolidated financial Statements-Schedules forming part of the consolidated financial statements—Additional Notes-Note 7 -Credit quality indicators of loans”.

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

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

For optimal risk identification, allocation and mitigation to minimize risk in project finance transactions, the Bank carries out detailed evaluation of technical and the financial aspects of the project and the sponsor’s financial strength. Project finance loans are generally fully secured, and cash flows are routed through an escrow account. We may also take security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. Funds are disbursed based on project progress. Project completion is considered upon satisfactory commencement of operations of the project. We continue to monitor the credit exposure until loans are fully repaid. We have adopted a cautious and selective approach to project financing since the last few years.

Assessment of Corporate Finance Exposures (Term loans/fixed maturity loans)

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements, and acquisition finance etc. ICICI Bank’s funding of long-term requirements is assessed on the basis of detailed review of underlying transaction and an analysis of cash flows.

The analysis covers the following key areas:

•	A detailed analysis of cash flows to forecast the amounts that will be paid and the timing of the payments based on an exhaustive analysis of historical data and future projections;

•	Analysis of the underlying business systems; and

•	An additional review of the legal, accounting and tax issues that may impact the structure.

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

The Credit Monitoring Group also carries out regular monitoring of these exposures.

With respect to financing of cross-border corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target’s business profile.

We emphasize environmental and social risk assessment for new project and corporate financing proposals subject to certain criteria. These proposals are reviewed under a social and environmental management framework that integrates analysis of the environmental and social risk assessment into the overall credit appraisal process. We are also in the process of incorporating environmental, social and governance and climate risk aspects as part of the credit evaluation process. Borrower level environmental, social and governance scores from external agencies are considered during the evaluation of a proposal. We have developed sector specific environmental, social and governance tools for borrower level evaluation and a framework for assessment of climate-related physical and transition risk that a borrower in the sector could be exposed. We have also formulated an approach to address risks emanating from climate change on the Bank’s operations and loan portfolio.

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

Assessment of Retail Loans

The origination and approval of retail credit exposures are segregated to achieve independence.

The Credit and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk issues for retail assets including the review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. Data Science and Analytics Group is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring, analytics, score card development and database management. The credit team is independent from the business unit and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes of borrowers. The Bank also draws upon a centralized database on delinquent loans and reports from the credit bureaus to review the borrower’s profile. Except for personal loans and credit cards, the Bank generally requires a contribution from the borrower and its loans are secured by the asset financed. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the valuations. In case of certain products, the Bank has implemented a credit-scoring which forms one of the criteria for loan evaluation.

As part of digital credit lending, ICICI Bank has scaled up offerings to bank customers over a period of time. As part of its strategy, the Bank uses multi-dimensional credit filters by using data-sets to optimize risk. The portfolio build-up strategy is based on utilizing the pre-approved customer database for origination of key retail asset products wherein major incremental origination is from existing liability customer relationships.

The Bank undertakes portfolio buyouts of various retail assets products. The portfolio is selected by applying selection filters like tenure, size, loan to value ratio and location, and meeting regulatory requirements with regard to minimum holding period and minimum retention requirement by the seller. The buyouts are in the form of direct assignment or by way of investment in pass through certificates.

The Bank has established centralized operations to manage operational risk in the back-office processes of its retail assets business and also has decentralized operations to improve turnaround time for customers. A separate team under the Credit and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank has a debt services management group independent of business group and structured along product lines and geographical locations, to manage debt recovery. The group operates under the guidelines of a standardized recovery process.

Assessment Procedures for Small Enterprises Loans and Business Banking

The Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies. Small enterprise credit also includes financing extended directly to small enterprises as well as lending based on parameterized product based credit facilities which involves a cluster-based approach wherein a lending program is implemented for a homogenous group of individuals/business entities, which comply with certain laid down parameterized norms. Further, programs can also be made for diverse group of individuals/business entities/ industries having common target market norms and go-no-go parameters as approved by the Committee of Executive Directors. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model.

ICICI Bank has lending programs for business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria.

For large ticket size loans (maximum up to Rs. 400 million), an in-house developed statistical scoring model is being used for assessment of majority of cases in small and medium enterprises programs. The underwriting process integrates various digital tools like bank statement analyzer, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis. A detailed appraisal is performed based on the financial as well as non-financial parameters to assess the creditworthiness of the enterprise in all the cases. A similar approach is being followed for lending to borrowers in mid corporate group for maximum limit up to Rs. 500 million.

The Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer and an analysis of the linkages that exist between the vendor or dealer and the company. The sanction of limits to dealers and vendors takes place manually as well as digitally.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to individuals and non-individuals engaged in agriculture/allied activities. These loans are extended to meet crop production and maintenance, consumption, asset purchase and income generating requirements of borrowers.

The sales and credit decision-making functions are segregated. The Credit and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk and portfolio monitoring related issues along with the review of credit/operating policies and changes thereto pertaining to retail agricultural assets for approval by competent authorities. The credit team oversees the underwriting function and is organized geographically in line with the rural sales and service structure.

Rural and agriculture credit also includes financing extended on a cluster-based approach to borrowers with homogeneous profile. The risk assessment of such cluster includes identification of appropriate credit norms, the use of scoring models for enterprises and stipulating suitable collateral norms.

For loans against gold ornaments and gold coins, the credit norms focus on establishing ownership and authenticity (purity and weight) of the underlying jewelry with the help of Bank appointed external appraisers. Norms with respect to loan-to-value ratio have been laid down in accordance with regulatory guidelines.

For loans against pledge of agricultural commodities, the credit norms focus on the quality, quantity and price volatility of the underlying commodity. A dedicated group evaluates, directly or through the agencies appointed by it at the time of funding and undertakes periodic post disbursements checks. Norms with respect to price monitoring and loan-to-value ratio have been laid down.

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

An analysis of our portfolio composition based on internal rating is carried out and is submitted to the Risk Committee of the Board on a quarterly basis as part of the risk dashboard. This facilitates the identification and analysis of trends in the portfolio credit risk.

The Credit Committee of the Bank, apart from approving proposals, regularly reviews the credit quality of the portfolio and various sub-portfolios. A summary of the reviews carried out by the Credit Committee is submitted to the Board for its information.

Under the Bank’s Enterprise Risk Management framework, the Bank has defined benchmark vintage curves as delinquency triggers for key retail products. Actual delinquencies for these products are monitored against these benchmark vintage curves, to enable analysis and directed collection strategies as well as review of origination norms, where required.

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

Market Risk Management Procedures

The Asset Liability Management Policy stipulates liquidity and interest rate risk limits at an aggregate level and Asset Liability Management Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products and includes the Derivatives Policy which is formulated in line with the comprehensive guidelines issued by Reserve Bank of India on derivatives for banks. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

The Asset Liability Management Committee, comprising the Managing Director and Chief Executive Officer, wholetime directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions, sets deposit and benchmark lending rates, reviews the pricing methodologies for various categories of advances, reviews the valuation methodologies for various treasury products, the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, taking into consideration the current and expected business environment. The Asset Liability Management Policy provides guidelines to manage liquidity risk and interest rate risk in the banking book.

The Market Risk Management Group is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Treasury and Securities Services Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk in banking book is measured through the use of re-pricing gap/ duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. We monitor interest rate risk through the above measures on a fortnightly basis. The duration gap analysis and interest rate sensitivity gap statements for standalone Bank are submitted to the Reserve Bank of India on a monthly basis. Additionally, for the overseas branches the interest rate gap statements are also submitted to the host regulator based on applicable guidelines. We also monitor sensitivities of our interest rate options portfolio.

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. Our borrowings are usually for a fixed period, with certain borrowings qualifying as capital instruments having European call options attached to them, exercisable by us only on specified dates, subject to regulatory approvals. On the asset side, we have a mix of floating and fixed interest rate assets. Our term loans are generally repaid gradually, with principal repayments being made over the life of the loan.

Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Almost all the long tenor foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert the long tenor foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources; with the UK subsidiary additionally having floating rate savings deposits and non-interest bearing current deposits. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and government securities portfolio and/or by entering into interest rate derivatives whenever required. We are an active participant in the interest rate swap market and are one of the largest counterparties in India. For risks related to the transition from LIBOR, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The transition from LIBOR to other alternative reference rates may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative reference rates may have”.

As a part of the transition from LIBOR to alternate risk free rates, the Bank has set up a cross-functional working group to monitor the developments internationally, and to oversee the LIBOR transition. The working group is addressing matters primarily pertaining to exposure and impact assessment, contracts remediation, system upgrades, valuation and accounting implications and conduct and reputational risks. The working group is also implementing an internal program, developed with assistance from an external consultant, for ensuring a smooth transition.

The Bank has exposures to LIBOR through both on balance-sheet and off balance-sheet transactions. For the on balance-sheet transactions, the Bank has incorporated fallback language in new lending and borrowing contracts. For existing on balance-sheet contracts, the Bank is in process of amending documentation in order to transit to secured overnight financing rate (SOFR) index and to finalize its detailed terms with counterparties in line with market standards. With respect to off balance-sheet transactions through derivatives, the Bank has adopted the International Swaps and Derivatives Association 2020 IBOR Fallbacks Protocol. Some of the derivatives exposures are linked to INR MIFOR, which will cease by June 30, 2023. There is an ongoing industry wide consultation for the transition of these MIFOR based trades, and the Bank is actively involved in the same. The transition for non-US$ denominated on and off balance-sheet transactions has been completed as of December 31, 2021. The transition for US$ denominated transactions is in progress for tenors of US$ LIBOR that have not yet ceased publication. The timeline for the phase out for US$ based instruments linked to five tenors that continue to be published, including the three month and six month indices, is June 30, 2023. The Bank is also actively engaging with its customers to inform them about the transition. The Bank has published frequently asked questions on its website and has set up a centralized desk to handle client queries. At March 31, 2022, the Bank had outstanding LIBOR based instruments that will mature after June 30, 2023. The cash flows of loans outstanding at March 31, 2022 and due after June 30, 2023 were approximately US$ 0.53 billion and for debt obligations outstanding at March 31, 2022 and due after June 30, 2023 were approximately US$ 0.21 billion. The notional of derivatives outstanding at March 31, 2022 and maturing after June 30, 2023 was approximately US$ 28.01 billion. The notional of derivatives linked to MIFOR index outstanding at March 31, 2022 and maturing after June 30, 2023 was approximately US$ 8.27 billion.

The Bank has upgraded its core systems and has carried out transactions referencing alternate reference rates, as part of the system preparedness. At an industry level, the Bank is engaging with trade bodies, regulators and other institutions for development of alternate instruments and a transition roadmap for the industry. The progress with respect to the transition both on internal status as well as external developments is updated to the Bank’s Asset Liability Committee and to the Risk Committee of the Board on a periodic basis. The Board of Directors is also briefed about the LIBOR transition program periodically. See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The transition from LIBOR to other alternative reference rates may adversely affect our income from exposures or transactions currently referenced to LIBOR and also bring about the vagaries that such alternative reference rates may have”.

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

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2022, we had a total equity investment portfolio (excluding investment in affiliates) of Rs. 184.6 billion, primarily comprising Rs. 39.9 billion of investments by ICICI Bank and Rs. 106.0 billion of investments by our insurance subsidiaries. The Bank also acquires equity investments from loan conversion and also investment in unlisted equity which are long-term in nature. We also invest in private equity funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of ICICI Bank, is controlled through position limits, value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. The portfolio includes investments in listed equities, equity mutual funds and infrastructure and real estate investment trusts, as well as application money paid for new offerings of such investments. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon, see “—Selected Statistical Information”.

Exchange Rate Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market accounting. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating foreign exchange overnight and intra-day position limits, greek limits for options, daily/quarterly/yearly cumulative stop-loss limits and engaging in exception reporting.

The Bank offers foreign currency-rupee options for hedging foreign currency exposures including hedging of balance sheet exposures to the users which include banks and corporate clients. All the options positions are maintained within the limits including greek limits specified in the Investment Policy. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Board and intra-day foreign exchange position limits.

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

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision, discussion paper issued by the Reserve Bank of India and guidelines issued by overseas regulators, certain derivative transactions are subject to margining and consequent collateral exchange in accordance with Credit Support Annex. Reserve Bank of India has recently permitted the Bank to post and collect margin for permitted derivative contracts with a person resident outside India. The Bank has also implemented International Swaps and Derivatives Association prescribed Standardized Initial Margin Model for estimating the initial margin requirements for some of the non-centrally cleared derivatives. The requirements are currently applicable for the overseas branches. The Bank settles certain derivative transactions through qualified central counterparties such as Clearing Corporation of India Limited and London Clearing House Limited and posts collateral in line with the margin regulations stipulated by qualified central counterparties.

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

We manage liquidity risk in accordance with our Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Risk Committee of the Board has oversight of the Asset Liability Management Committee.

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

We also prepare and periodically present to the Asset Liability Management Committee, the dynamic liquidity cash flow statements, which in addition to scheduled cash flows, also consider the liquidity requirements pertaining to incremental business and the funding thereof. As a part of the stock and flow approach, we monitor various liquidity ratios, and limits as laid down for these ratios in the Asset Liability Management Policy.

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, this includes current accounts and savings deposits payable on demand and retail term deposits, augmented by wholesale deposits, issuance of Certificate of Deposits, borrowings and through the issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets and has certain mitigating measures to protect against stress conditions.

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

For our overseas branches, the Bank also has a well-defined borrowing program. The incremental wholesale borrowings are primarily in the form of money market borrowings and interbank bilateral loans. The Bank also raises refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes deposits liabilities, in accordance with the regulatory framework in place in the respective host country.

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. As stipulated by the regulator, banks in India are required to maintain statutory liquidity ratio at a level of 18.0% at March 31, 2022 of their net demand and time liabilities in India and cash reserve ratio at a level of 4.0% of their net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated statutory liquidity ratio requirement. In order to address the stress in financial conditions caused by Covid-19 pandemic, the Reserve Bank of India on March 27, 2020 announced reduction in the required cash reserve ratio by 100 basis points to 3.0% of net demand and time liabilities with effect from the reporting fortnight beginning March 28, 2020 for a period of one year ending on March 26, 2021. Further, Reserve Bank of India on February 5, 2021 decided to gradually restore the cash reserve ratio in two phases in a non-disruptive manner. The required cash reserve ratio was at 3.5% of net demand and time liabilities with effect from the reporting fortnight beginning March 27, 2021 and 4.0% of net demand and time liabilities with effect from the fortnight beginning May 22, 2021. On May 4, 2022, the Reserve Bank of India decided to increase the cash reserve ratio by 50 basis points from 4.0% to 4.5% of their net demand and time liabilities, effective from the reporting fortnight beginning May 21, 2022.

Banks in India are required to maintain a liquidity coverage ratio at a minimum of 100.0% on a standalone as well as consolidated basis. The liquidity coverage ratio requirement is met by investments in high quality liquid assets which are primarily in the form of government securities, in excess of mandatory statutory liquidity ratio, specified portion of government securities held by the bank within the mandatory statutory liquidity ratio requirement in the form of facility to avail liquidity for liquidity coverage ratio and marginal standing facility, and better-rated corporate bonds.

At March 31, 2022, out of the statutory liquidity ratio requirement of 18.0% of net demand and time liabilities in India, 17.0% (15.0% for securities eligible for the facility to avail liquidity for liquidity coverage ratio, and 2.0% for securities eligible for the marginal standing facility) was counted towards the high quality liquid assets under the liquidity coverage ratio. In order to address the stress in financial conditions caused by Covid-19 pandemic, during March 2020, the Reserve Bank of India increased the limit of securities eligible for the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities, with effect from March 27, 2020 until June 30, 2020. The Reserve Bank of India subsequently decided to extend this enhanced limit until December 31, 2021. The Reserve Bank of India on April 18, 2022 permitted banks to reckon Government securities as under the facility to avail liquidity for liquidity coverage ratio within the mandatory statutory liquidity ratio requirement up to 16.0% of their net demand and time liabilities from 15.0% of their net demand and time liabilities.

During fiscal 2022, the Bank maintained a liquidity coverage ratio above the stipulated level. Banks in India are also required to maintain a net stable funding ratio at a minimum of 100.0% on a standalone as well as consolidated basis. Net stable funding ratio ensures resilience over a longer-term time horizon by requiring banks to fund their activities with more stable sources of funding.

We have a Board approved liquidity stress-testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. During fiscal 2022, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom has access to diverse sources of liquidity to allow for flexibility in meeting its funding requirements. In line with local regulatory requirements, ICICI Bank UK has an Internal Liquidity Adequacy Assessment Process document, which is approved by its Board of Directors. The Internal Liquidity Adequacy Assessment Process outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK PLC, at least on monthly basis. ICICI Bank UK PLC has complied with these requirements throughout fiscal 2022. It maintained liquidity coverage ratio above the stipulated level of 100.0% during fiscal 2022 and complied with Pillar 2 liquidity requirements, as stipulated to it by the Prudential Regulation Authority.

In Canada, the liquidity coverage requirements guidelines from Office of the Superintendent of Financial Institution expect banks to ensure that the value of the liquidity coverage ratio be no lower than 100.0%, in absence of the situation of financial stress. At March 31, 2022, ICICI Bank Canada maintained liquidity coverage ratio above the regulatory minimum of 100.0%. Office of the Superintendent of Financial Institution expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2022.

In addition, Net Cumulative Cash Flow information on a monthly basis is shared with the Office of Superintendent of Financial Institutions consisting details of maturity pattern of assets and liabilities and net cash flows.

See also “Operating and Financial Review and Prospects—Market Risk—Liquidity Risk”.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups to improve internal controls. The Board has constituted an Operational Risk Management Committee for reviewing risks associated with the various business activities of the Bank. The Operational Risk Management Committee reviews the risk profile of various key functions, the tools used for management of operational risk and implementation of the operational risk management policies as approved by the Board. The Board has also approved a framework for approval of products and processes, which requires the products and processes pertaining to products/product variants to be assessed from an operational risk perspective. Based on the Group Operational Risk Management Policy approved by the Board, for companies having total assets of more than Rs. 10.00 billion or assets under management of more than Rs. 100.00 billion, the respective group companies are responsible for implementing operational risk management framework through the operational risk management policy approved by their respective Boards.

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

The Bank has put in place comprehensive process documents from customer sales to processing of transactions/proposals at various stages of the transaction life cycle. These process documents are required to be reviewed at a periodic basis. Further, the functional structure at the Bank has been organized in a manner to ensure adequate checks and balances. A brief on the management of operational controls and procedures at the Bank is summarized below:

Operational Controls and Procedures in Retail Banking

The Bank has well-defined products, sales, credit and operations structure for customer sales, evaluation, servicing and monitoring. The Bank offers retail and transaction banking products to the customers through the various channels like branches, phone banking, digital/online, business correspondents, empaneled service providers, etc. The banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures and transactions are also subjected to enhanced due-diligence based on certain criteria. The Bank has designated centralized and regional processing centers located at various cities across the country.

The Bank has its contact centres in multiple cities for extending banking services to customers through phone banking. The services are offered through an automated Interactive Voice Response and as well through an agent after proper authentication of the customer.

Operational Controls and Procedures for Wholesale and Transaction Banking

The credit risk of the Wholesale banking business is independently evaluated by the credit risk management group, the legal group reviews, the security structure and documentation aspects and the operations group conducts verification and scrutiny of the loan documents vis-à-vis sanction terms, monitoring important covenants of the terms of sanction, monitoring creation of security and other important aspects for the facility extended by the Bank. The Bank has a credit monitoring group, which provides inputs for monitoring and management of credit portfolio across the life cycle of the loans. The Transaction Banking focuses on offering comprehensive payment and collection related products to the customers.

Operational Controls and Procedures in Treasury

The Bank has put in place internal controls with respect to its treasury operations, which include the segregation of duties between treasury front-office and treasury and securities services group, certain control procedures, monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal size limits and product-wise limits. In order to mitigate the potential risk of mis-selling, if any, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, if any, over the counter deal execution related conversations are recorded on a voice recording system. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Further, there is monitoring for unconfirmed, unsettled deals if any, delay in settlement or confirmation, etc.

Operational Controls and Procedures for Information Technology and Information Security

The Bank has a governance framework for information technology and security with oversight by the Information Technology Strategy Committee which is a Board-level committee chaired by an independent director. The security strategy at the Bank is based on the principle of defense in depth and the Information Technology risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In striving to provide high availability and continuity of services to its customers, including high availability of customer facing Information Technology systems, the Bank has a Business Continuity Management Policy which also includes the Disaster Recovery Policy for timely recovery of its Information Technology systems in the event of any disaster or contingency. The Bank also has a Information Security Policy and Cyber Security Policy which includes a cyber-crisis management plan. The Bank also conducts vulnerability assessment and penetration testing periodically to mitigate the risk that may arise from security vulnerabilities.

The cyber security threat landscape for banks and financial institutions globally is constantly evolving and threats such as phishing, distributed denial of service attacks, leakage of sensitive data, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are not only prevalent but also continuously morphing.

To stay on top of such an evolving threat landscape and to regularly monitor any attempted threats to the Bank’s information assets, the Bank has 24x7 monitoring and surveillance of systems by Security Operations Centre and IT Command Center (which includes Network Operation Center). This is supported by the resilience in the design and redundancy at every layer in Bank’s Information Technology infrastructure (servers, storage and network). The Bank has processes for change management, identity management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at remote location(s), which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed at the time of introducing new applications. As data protection is important, critical and vital, data leakage and loss prevention system is in place which consists of many policies to protect confidential data at endpoint, web and email level. The Bank also has in-house ethical hacking (red teams) to continuously test applications for vulnerabilities or security flaws. The Bank undergoes multiple assessments of its security by internal and external auditors, through specific thematic assignments and regulators to continuously check its security posture and strengthen its controls. The Bank continually keeps learning from the environment and any incidents, in order to enhance cyber resilience.

The Bank conducts and participates in cyber security drills to continuously fine tune its response mechanisms. The Bank runs frequent awareness campaigns for employees through mails, screen savers and other modes, and conducts internal simulation exercises to ensure high levels of employee awareness on information security. The Bank is continuously reviewing and taking adequate measures to enhance the IT resilience in terms of application architecture, network and infrastructure.

Operational Controls and Procedures for Digital Channels:

The digital channels are used by the Bank for both sales and servicing. The Bank has separate online channels for retail and corporate and small business banking customers and the same are also compatible with mobile devices. The Bank has put in place authentication and authorization controls for transactions through internet and mobile banking. The internet banking infrastructure is secured through multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security checks. The customer access and transactions are authenticated using two-factor authentication wherever applicable and the challenge mechanism is also dynamic, to ensure that the facility is being accessed by the intended customer.

To create awareness among customers about phishing, vishing and other digital banking frauds, the Bank regularly sends communications to customers. The Bank also has various fraud monitoring tools for online and offline monitoring of possible frauds being committed on customers account.

The adherence to the processes and guidelines in the aforesaid areas is overseen through risk monitoring, concurrent audits and internal audits.

See also “Risk Factors- Risks Relating to Technology- We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines in accordance with the provisions under Prevention of Money Laundering Act, 2002, rules promulgated thereunder and guidelines issued by the regulators from time to time.

Implementation of these guidelines includes the formulation of a Group Anti-Money Laundering Policy with the approval of the Board of Directors of the Bank which also covers the overseas branches; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as the principal officer who has the day-to-day responsibility for implementation of the anti-money laundering framework; implementation of adequate Know Your Customer procedures, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and to creating customer awareness on this subject.

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

In December 2017, the Bank received three notices from Unique Identification Authority of India for non-compliance of guidelines under Aadhaar (Authentication) Regulations, 2016 for non-compliance with certain requirements. The Bank has responded to these notices and is awaiting further communication from Unique Identification Authority of India in this regard.

The Directorate of Enforcement earlier issued six show-cause notices against ICICI Bank and certain other entities and persons alleging certain violations under Foreign Exchange Management Act, 1999 mainly pertaining to the sale of foreign exchange travel cards to travellers. In four of these matters, the Enforcement Directorate has imposed penalties of Rs. 4 million on ICICI Bank Limited and Rs. 1 million on its employees. ICICI Bank Limited has filed an appeal against these orders before Appellate Tribunal for Foreign Exchange and the matters are listed for hearing in the Appellate Tribunal.

The Bank has received a favorable order in two matters.

The Financial Intelligence Unit through its order dated July 30, 2021 issued a warning for failing to have effective internal mechanism to detect and report complete information on Cross Border Wire Transfer Reports under Prevention of Money Laundering Act, 2002. The Financial Intelligence Unit India also mentioned that resubmission of the entire Cross Border Wire Transfer Reports by the Bank according to guidelines was a mitigating factor in favor of the Bank.

In May 2021, Reserve Bank of India cautioned the Bank for continued operations in InstaSave Salary accounts despite aggregate balances exceeding permissible limits.

See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADS.”

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines addressing security against cyber threats. The triad of confidentiality, integrity and availability are at the center of our comprehensive information security framework. The approach covers all aspects of prevention, detection and response. Keeping customer priorities in mind, we follow a ‘defense in depth’ approach in implementing the cyber security solutions. The Bank also lays emphasis on customer protection aspects such as phishing, adaptive authentication and awareness initiatives. We have been enabling customers to easily configure control parameters related to their cards such as limits, international access and other parameters on a self-service and real-time basis from the internet and mobile channels of the Bank. This enables customers to protect their cards from misuse. Additionally, we have devised multiple key risk indicators and dashboards to review system stability, continuity and availability and network uptime. The Bank’s Information Security Policy, Cyber Security Policy and Information Security Standards and Procedures are based on various industry standards, regulatory requirements of various jurisdictions in which the Bank operates and other inputs like internal audits and benchmarking exercises. As part of our Secure by Design philosophy, we aim to ensure that every new piece of infrastructure or application inducted is put through rigorous security testing. The Bank has a 24x7 Security Operation Centre for monitoring and surveillance of information technology systems. Considering the criticality and vitality of data protection, we have deployed a Data Leakage/Loss Prevention system with data protection rules for sensitive data exposure from the Bank’s endpoints, emails and web gateways. We also conduct and participate in cyber security drills and table top exercises to continuously fine tune our response mechanisms. See also “Risk Factors—Risks Relating to Our Technology—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

We have made arrangements for all key activities to be performed on a work-from-home model through a secure Virtual Private network and Virtual Desktop Interface. Our 24x7 Security Operation Centre has also configured specific rules to continually monitor logs from virtual private network services and generate alerts in case of any unusual events.

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

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk with the Legal Group providing legal, security or other documentation, identifying, mitigating and advising on legal risks for our transactions, products and services, assessing legal compliance requirements of the various business, operations and other functions, assessing legal cases or claims against the Bank for provisioning (when case or claim assessed as probable) and reporting as part of contingent liabilities in the financial statements (when case or claim assessed as possible), employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “—Legal and Regulatory Proceedings”.

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

Risk Management in Certain Subsidiaries and Affiliates

ICICI Bank UK PLC

The key risks to which ICICI Bank UK PLC is exposed to include credit risk (including concentration risk, climate change risk and geo-political risk), market risk (including interest rate and credit spread risks), liquidity risk, operational risk (including compliance, legal risk and conduct risks) and information security risk.

The Board of Directors of ICICI Bank UK PLC is responsible for oversight and control of the functioning of ICICI Bank UK PLC and approves all major policies and procedures. The Board is assisted by its sub-committees, the Audit Committee, Governance Committee, Risk Committee, Conduct Risk Committee and Credit Committee which have been constituted to facilitate focused oversight on various risks. ICICI Bank UK PLC’s risk appetite and policies approved by the Board/or the Board’s committees form the governing framework for each type of risk. Business activities are undertaken within the approved risk appetite and policy framework.

All credit risk related issues are governed by ICICI Bank UK PLC’s Credit Risk Management Policy. ICICI Bank UK PLC takes a two-tier approach to assessment of credit risk. The first review is carried out by the commercial officer proposing the transaction and the second review comprises of an independent assessment and evaluation by an officer from the risk team. Credit risk is also managed at the portfolio level by monitoring key parameters of risk concentration such as industry exposures, country exposures, internal rating category based exposures and large exposures.

ICICI Bank UK PLC has a Board approved Internal Liquidity Adequacy Assessment process document, which outlines the liquidity management process of ICICI Bank UK PLC. ICICI Bank UK PLC uses various tools for measurement of liquidity risk including the statement of structural liquidity, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK PLC maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios. High quality liquid assets are maintained to comply with the liquidity coverage requirements stipulated by the Prudential Regulation Authority.

ICICI Bank UK PLC has Board/Board committee approved policies for managing market risk such as its treasury policy manual and mandate, interest rate risk in the banking book management policy, valuation policy, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, delta net interest income, delta economic value of equity, portfolio limits, price value of one basis point change in interest rate, price value of one basis point change in credit spread, stop loss limits and value at risk limits.

The management of operational risk (including fraud risk) is governed by the Operational Risk Management Policy approved by the Board Risk Committee. Operational risk elements include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques. ICICI Bank UK PLC has also implemented an outsourcing policy, reviewed and approved by the Board Risk Committee on an annual basis, to mitigate outsourcing risks and ensure the application of a standardized approach for all outsourcing arrangements.

ICICI Bank UK PLC’s Conduct Risk Appetite Framework is approved by the Board of ICICI Bank UK PLC and reviewed on an annual basis by the Board Risk Committee as part of the overall risk appetite framework of the Bank. ICICI Bank UK PLC’s Conduct Risk Appetite is closely aligned to the FCA requirements and expectations. It balances the need of all stakeholders by acting as both a governor of risk and driver of current and future business strategy, with particular focus on delivering fair outcomes to the customers of ICICI Bank UK PLC. ICICI Bank UK PLC has also established a Conduct Risk Policy, which is aligned with the Conduct Risk Appetite Framework and ensures that effective governance arrangements are in place for managing and monitoring conduct risk exposure of ICICI Bank UK PLC.

ICICI Bank UK PLC has implemented an integrated approach to IT security and made significant progress in enhancing its information security governance through monitoring at the Information Technology and Security Committee. Additionally, periodic presentations are provided to the Board Risk Committee on cyber threat landscape and the measures like periodic vulnerability and penetration testing, Application security life cycle assessment, information security awareness programs and cyber incident management undertaken to mitigate risks. At March 31, 2022, ICICI Bank UK PLC was in the process of renewing its “Cyber Essentials” certificate and badge which demonstrates that ICICI Bank UK PLC’s information security processes and procedures meet the UK baseline standards.

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

The Risk Committee of the Board has delegated the operational responsibility for credit risk management to the Management Credit Committee within the broad parameters and limits laid down in the Corporate and Commercial Credit and Recovery Policy, Retail Credit Recovery Policy, and Residential Mortgage Underwriting Policy. The Management Credit Committee approves credit proposals before recommending them to Risk Committee, which manages the credit risk on a portfolio basis and reviews asset quality and portfolio quality on a monthly basis.

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

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Board, on the recommendation of the Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational (including legal, compliance, outsourcing, customer dissonance, business continuity, information and cyber security) risks. The Board periodically reviews the potential impact of strategic risks such as changes in macro-economic factors, government policies, regulatory environment and tax regime on the business plan of the Company. In addition to these risks, the life insurance industry faces sustainability risks related to environmental, social and governance issues. One of the most prominent environmental, social and governance risks is that of climate change which could potentially have wide-ranging implications including (but not limited to) adverse impact on economic growth and investment markets and higher than expected claims due to increased risk of future weather related catastrophes, pandemics as well as possible changes in long-term mortality/morbidity rates. Apart from climate change, there are emerging risks associated with public health trends such as increase in obesity related disorders and demographic changes such as population urbanization and ageing. Other important environmental, social and governance elements include data privacy which has an increasing material impact on the Company’s reputation. The risk management framework of the Company seeks to identify, measure and control its exposures to all these risks within its overall risk appetite. During the year, the Company has integrated sustainability risks in its risk management framework.

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

After a surge of claims during the second wave of the pandemic witnessed in the first half of fiscal 2022, the Covid-19 related claims intimation to ICICI Prudential Life Insurance Company tapered down in the third quarter of fiscal 2022 and continued to show a declining trend in the fourth quarter of fiscal 2022. However, there remains uncertainty around the outlook for Covid-19 pandemic. The long-term impact on mortality and morbidity is dependent on the extent of natural immunity that develops in the general population, the efficacy of new healthcare treatments, possible future strains that may emerge and the implications from other factors such as long-term post-Covid-19 symptoms (although there is currently no consensus on the longer-term impact on mortality/morbidity). ICICI Prudential Life Insurance Company continues to closely watch the evolving situation for appropriate risk mitigation and management.

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

Loan Portfolio

Our gross loan portfolio increased by 14.9% from Rs. 8,246.6 billion at year-end fiscal 2021 to Rs. 9,475.1 billion at year-end fiscal 2022. At year-end fiscal 2022, 88.4% of our gross loans were rupee loans. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

Collateral—Completion, Perfection and Enforcement

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

Additionally, in some cases, we may take further security on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. We also accept post-dated checks or cash (by way of term deposits of the Bank duly lien marked our favor) as additional comfort for the facilities provided to various entities.The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. In the case of lending under consortium banking arrangement, a valuation report is obtained as per the timelines stipulated by the lead bank. The Bank is generally entitled, by the terms of security documents, to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement. As per the credit policy of the Bank, we comply with the extant regulatory guidelines with respect to collateral valuation in the case of non-performing accounts.

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

The Reserve Bank of India, through its circular dated September 4, 2019 and February 26, 2020, amended the Master Direction – Interest Rate on advances and mandated banks to link all new floating rate personal or retail loans (housing, auto, etc.) and floating rate loans to micro, small and medium enterprises extended by banks to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. For borrowers other than retail and micro, small and medium enterprises, the Bank has the option to offer floating rate loans linked to external benchmark or marginal cost of funds based lending rate. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India Policy Repo Rate and 3-months Treasury bill rates as published by Financial Benchmarks India Pvt. Ltd.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, joint ventures and consolidated entities at year-end fiscal 2022.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/venture capital fund management	100.00%	Rs. 626	Rs. 2,462	Rs. 2,855
ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%	10,480	15,898	202,724
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%	26,353	20,174	24,803
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%	11	18	20
ICICI Securities Limited(4)	March 1995	Securities broking and merchant banking	74.89%	34,369	24,092	136,176
ICICI International Limited	January 1996	Asset management	100.00%	28	104	117
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%	2	9	10
ICICI Home Finance Company Limited(4)	May 1999	Housing finance	100.00%	15,918	21,051	159,405
ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%	164	96	156
ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%	1	131	131
ICICI Securities Inc.(4)(5)	June 2000	Securities broking	100.00%	196	304	383
ICICI Prudential Life Insurance Company Limited	July 2000	Life Insurance	51.32%	635,538	91,631(6)	2,444,402
ICICI Bank UK PLC	February 2003	Banking	100.00%	5,120	23,941	169,925
ICICI Bank Canada	September 2003	Banking	100.00%	9,513	23,437	347,459
ICICI Prudential Pension Fund Management Company Limited(7)	April 2009	Pension fund management and Points of Presence	100.00%	Rs. 125	Rs. 549	Rs. 590
ICICI Strategic Investments Fund(8)	February 2003	Venture capital fund	100.00%	Rs. 542	Rs. 112	Rs. 149

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities Limited.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(7)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

(8)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

The following table sets forth certain information on our affiliates whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2022.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
				(in millions, except percentages)
ICICI Lombard General Insurance Company Limited(4)(5)	October 2000	General insurance	48.04%	Rs. 224,949	Rs. 94,690(6)	Rs. 508,483
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%	8,456	272	1,281
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking, finance and insurance	18.79%	158	143	193
ICICI Merchant Services Private Limited(5)	July 2009	Merchant acquiring and servicing	19.01%	5,543	5,985	9,060
India Infradebt Limited(5)	October 2012	Infrastructure finance	42.33%	14,671	24,565	169,228
India Advantage Fund-III(5)	June 2005	Venture capital fund	24.10%	6	626	910
India Advantage Fund-IV(5)	August 2005	Venture capital fund	47.14%	1	571	579
Arteria Technologies Private Limited(5)	February 2007	Software company	19.98%	Rs. 299	Rs. 254	Rs. 459

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

At year-end fiscal 2022, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

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

Digital platforms and journeys for retail customers

We use artificial intelligence and machine learning based engines to develop personas of customers and curate personalized offerings for them. We offer various solutions such as account opening, payment solutions, home loans, automobile loans, personal loans, credit cards, term life insurance, health insurance and investment solutions to our customers suiting their life-stage needs through our digital channels viz retail internet banking platform and our mobile banking application, iMobile Pay. Our retail internet banking platform offers users a native dashboard, semantic and personalized search options and an interface that can be personalized by them to suit their requirements and preferences. The open architecture based feature of iMobile Pay allows users to make payments using unified payments interface even if they do not have an account with us. There have been 6.3 million activations of iMobile Pay from non-ICICI Bank account holders at March 31, 2022. The feature ‘Pay to contact’ enables users to automatically see the unified payments interface IDs of their phone contacts and enables customers to easily transfer money to any payment application or digital wallet via unified payments interface. The ‘Scan to Pay’ feature allows users to make bill payments by scanning the quick response code. These features have led to an increase in adoption of iMobile Pay. We continuously look to improve user experience on iMobile Pay to attract more customers. During fiscal 2022, we introduced a contactless payment facility on iMobile Pay which enables users of android based smartphones to make credit and debit card payments on Point of Sale terminals in a safe and secure manner by tapping their phones. We also introduced a feature which allows users to link credit card of any bank in iMobile Pay and make payments directly using the application. We have gone live with end-to-end digital journeys for new-to-bank customers on iMobile Pay for products such as credit cards, personal loans, savings accounts and demat account. We also recently introduced an outward remittances feature, Money2World, on iMobile Pay for seamless cross-border transfer of funds.

We use video interaction for carrying out Know Your Customer while onboarding new customers. Our proprietary iScore for non-ICICI Bank account holders developed from their digital footprint helps them to understand their eligibility for various products. We offer instant home loan sanctions, car loan disbursements, personal loan disbursements and credit cards that are accessible entirely through our retail internet banking platform and iMobile Pay. The processing of loans is digitized end-to-end enabling instant disbursement to pre-approved customers. We also offer an instant digital credit facility, PayLater, on iMobile Pay which enables pre-approved customers to avail instant credit for buying small ticket items through unified payments interface. Approximately 34% of our mortgage sanctions and 44% of our personal loan disbursements, by volume, were end-to-end digital in fiscal 2022. During fiscal 2022, we introduced iLens, an integrated, end-to-end digital lending solution for mortgages which covers all facets of loan lifecycle starting from sales till disbursement including property appraisal. It is a single interface for employees, third party agencies and distribution channels with the objective of providing smooth transacting experience and enhanced operational efficiency. It also offers seamless experience to new-to-bank and existing customers through instant sanction letters, option for disbursement initiation and real time loan tracking.

We have also introduced digital conversion of three-in-one accounts for non-resident Indian customers. We also introduced mutual fund investment through iMobile Pay for non-resident Indian customers.

While creating seamless and convenient banking experiences for customers, we also recognize the customers’ need to understand personal finance better through reliable information that is easily accessible. We launched a digital initiative “The Orange Book” in fiscal 2022, a monthly e-magazine that educates customers about personal finance and helps them to take better financial decisions. The Orange Book covers an array of financial topics from investment planning, safe banking tips to tax savings, financial preparedness and much more.

Digital payments and partnerships

We have continued to strengthen our position in the digital payments ecosystem by designing seamless journeys for customers, facilitating higher volumes and prompting recurrent transactions. Our strategy is to participate in unified payments interface payments both directly through our own platforms and partner with third party players in the peer-to-peer and peer-to-merchant space . The total number of our unified payments interface person-to-merchant transactions increased by 57.5% year-on-year in fiscal 2022. The value of unified payments interface person-to-merchant transactions in fiscal 2022 was 2.3 times the value of unified payments interface peer-to-merchant transactions in fiscal 2021.

FASTag is an electronic toll collection system in India operated by the National Highways Authority of India through prepaid radio frequency identification tags. We are one of the leading banks in electronic toll collection on highways through FASTag. Our value of electronic toll collections through FASTag grew by 55.4% year-on-year in fiscal 2022. We had a market share of approximately 35% in electronic toll collections through FASTag in fiscal 2022 and were ranked first in the industry.

We have partnered with Amazon Pay, a leading global ecommerce company and MakeMyTrip, a leading Indian online travel portal to offer co-branded credit cards. We offer these credit cards to our customers as well as non-ICICI Bank account holders. Over three million Amazon Pay credit cards were issued until year-end fiscal 2022. We aim to provide 360-degree solutions to the new-to-bank customers that have been acquired through Amazon Pay credit cards. We have recently tied up with Emirates Skywards, the award-winning loyalty programme of Emirates and FlyDubai, to launch a range of cobranded credit cards that enable customers to earn reward points on travel, lifestyle and everyday spends. We have tied up with Hindustan Petroleum Corporation Limited to offer a cobranded credit card called ‘ICICI Bank HPCL Super Saver Credit Card’ which offers rewards and benefits to customers on their everyday spends on fuel as well as other categories. Our credit cards in force increased by 22.6% year-on-year to 13 million at year-end fiscal 2022. Our market share in credit cards in force increased from 17.1% at year-end fiscal 2021 to 17.6% at year-end fiscal 2022. The value of credit card transactions in fiscal 2022 was 2.1 times the value of transactions in fiscal 2021. The growth in credit card transactions was driven by higher activation rate through digital onboarding of customers, including Amazon Pay credit cards, automated and effective portfolio management and diversification through commercial cards. Our market share in credit card transactions by value increased from 14.6% in fiscal 2021 to 20.1% in fiscal 2022.

We offer a host of Application Programme Interfaces and software developer kits through our Application Programme Interfaces Banking Portal which enable third party apps to offer payment, trade, investment and credit solutions for their retail customers.

Digital platforms and solutions for rural customers

We use imagery from Earth observation satellites to measure an array of parameters related to the land, irrigation and crop patterns which is used in combination with demographic and financial parameters to make expeditious lending decisions for farmers. This has helped in reducing the time taken for credit assessment.

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

Digital platforms and journeys for business banking customers, small and medium enterprise customers, merchant ecosystem and ecommerce ecosystem

Our digital platform, InstaBIZ, offers various services such as instant overdraft facility, payment of goods and services tax, foreign exchange deal booking, business loans based on revenues reported in goods and service tax returns, automatic bank reconciliations, inward and outward remittances. We had more than 1 million active customers on InstaBIZ as of year-end fiscal 2022. The value of financial transactions on InstaBIZ grew by about 70.9% year-on-year in fiscal 2022. In line with the philosophy of open architecture, we recently made the InstaBIZ interoperable. Various features of InstaBIZ are now available to all merchants including those who do not have a current account with us. Merchants, including those who do not have a current account with us, can instantly create digital collection solutions like unified payments interface ID and quick response code and start collecting money from their customers immediately. They can digitally apply for Point of Sale devices as well. Merchants can open a current account instantly and digitally on InstaBIZ. This end-to-end paperless process leverages our Application Programme Interfaces that auto fill the account opening form and validate the identity of the merchant instantly. Through ‘InstaOD Plus’, customers of any bank can avail an overdraft up to Rs. 2.5 million instantly. Our customers can activate the overdraft facility into their current account instantly, while customers of other banks can do so after opening of a current account with us digitally by using Know Your Customer video.

Our Trade Online platform allows customers to perform most of their trade finance and foreign exchange transactions such as regularization of bill of entry and export bills, availing letters of credit and fixed deposit backed bank guarantees, export credit, and import and export bill collections among others digitally. The value of transactions on the Trade Online platform grew by 76.2% year-on-year in fiscal 2022. Customers can also avail bank guarantees on the go through our mobile and internet banking platforms using our express bank guarantee facility. We have created an online repository of bank guarantees called Bank Guarantee Repository Solution which can be used by government departments and institutions to view and authenticate bank guarantees issued in their favor.

Our strategy in the merchant ecosystem space involves onboarding merchants through acquiring platforms or by providing them payment gateways and then cross-selling other financial products and services seamlessly. During fiscal 2022, we launched “Merchant STACK” which offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms. The main pillars of the Merchant STACK include a zero-balance Super Merchant Current Account which offers various benefits such as digital account opening and instant overdraft facilities based on point-of-sale transactions. Merchants can also perform instant reconciliation by using the Connected Banking services, which integrates banking with the merchants’ accounting system. The Merchant STACK also offers a digital store management feature for invoicing, inventory and collections management.

The e-commerce ecosystem lends significant opportunities for us to offer digital solutions to customers and merchants selling their goods through e-commerce websites. We introduced ‘Cardless Equated Monthly Instalment (EMI)’ facility, which enables our pre-approved customers to convert their transactions into equated monthly installments at the check-out section of the e-commerce website or mobile application. In another initiative, we partnered with Amazon India and Flipkart to offer instant overdraft facility to their registered sellers with end-to-end digital processing. Some key solutions offered to e-commerce entities and their sellers include overdraft facility, composite pay Application Programme Interfaces enabling payments through various channels, foreign currency fixed deposit, working capital and easy payment solutions.

We also provide platforms and solutions that go beyond banking and support the growth of small and medium enterprises like providing an online marketplace to buy and sell products and avenues for networking, building knowledge on businesses and global best practices.

Digital platforms and solutions for corporate and institutional customers and their ecosystems

During fiscal 2022, we launched “ICICI STACK for Corporates” offering comprehensive solutions to corporates and their ecosystem like channel partners, dealers, vendors, employees and other stakeholders, thus bringing the full bank to the customer. Using ICICI STACK for Corporates we offer customized digital banking services to companies in over 20 key industries. The four main pillars of ‘ICICI STACK for Corporates’ include digital banking solutions for companies; digital banking services for channel partners, dealers and vendors; digital banking services for employees and curated services for promoters, directors and signatories. Our digital banking services for companies and their ecosystems include digital platforms for domestic and international trade and industry specific solutions across the value chain. Platforms offered to corporate customers as a part of ICICI STACK for Corporates include corporate internet banking platform, Trade online and FX online, among others. During fiscal 2022, we launched ‘Trade Emerge’, an online platform for cross-border trade. It offers an array of banking and value-added services in one place, and eliminates the need for companies to coordinate with multiple touchpoints. The list of banking services includes current/saving account offerings, comprehensive trade services, state-of-the-art foreign exchange solutions, payment and collection solutions and credit cards. Trade Emerge is a step towards developing banking as a platform, targeted at emerging businesses. With this, we aim to ensure a holistic approach to trade fulfilment, and offer a unique competitive advantage because of the end-to-end coverage of the trade journey. Trade Emerge has also been integrated with Corporate Internet Banking and InstaBIZ.

Our solutions to meet the needs of customers and their ecosystems are supported by robust online channels and Application Programme Interfaces that aim to impart convenience and efficiency to our clients. The volume of payment and collection transactions through these Application Programme Interface based solutions in fiscal 2022 was 2.9 times the volume of transactions in fiscal 2021.

Supply chain financing is an integral part of the small and medium enterprise business and a focus area towards deepening our coverage of the corporate ecosystem. Our supply chain solutions, CorpConnect and DigitalLite, enable corporates to seamlessly manage supply chain financing, payments, collection and reconciliation requirements of their dealers and vendors in a convenient and paperless process. These platforms also automatically assess the eligibility of the corporate’s dealers and vendors for credit through business rule engine, Goods and Services Tax returns, intelligent algorithm with automated bureau checks, dedupe checks, digital approval letter generation automation and e-sign features which requires minimal or no manual intervention. During fiscal 2022, we launched a revamped OneSCF, an integrated supply chain platform providing corporate customers, their vendors and dealers with a one-stop solution to efficiently manage their working capital requirements. The corporate clients can also experience a seamless end-to-end supply chain financing by integrating with our platform through various modes for improving operational efficiency.

During fiscal 2022, a facility to download ‘Easy Balance Confirmation Certificate’ through the Corporate Internet Banking platform was introduced which reduces the turnaround time for obtaining confirmations for financial reporting and regulatory purposes. To give a one-stop solution for all statutory requirements of the customer, we facilitated online payment of customs duty along with direct taxes, Goods and Services Tax and various others tax payments. For addressing the challenges and risks associated with the transfer of physical documents, we partnered with leading electronic bill of lading service providers for facilitating digital transfer of trade documents over the platform. Electronic bill of lading imparts value to the customer by providing operational efficiency and improved cash flow management. These embedded solutions ensure stable business for us by enhancing customer satisfaction and improved wallet share.

Our treasury-trading infrastructure has an internet protocol telephony based architecture. We have enhanced our existing process of automation in the treasury business, thus reducing trading risks and enhancing market competitiveness. The iTreasury feature on our corporate internet banking platforms offers a unified, intuitive, one-view dashboard to corporates to meet their treasury requirements. We have centralized the processing systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India.

Transforming into BankTech

We are continuously investing in key technological and operational capabilities. The priorities driving our technology focus include building a secure and resilient technology infrastructure, improving customers’ digital experiences, operational efficiency and enabling sales and cross-sell of products and services. We have embarked on a journey to transform from a Bank to BankTech, with a focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the founding pillars of scalability, modularity, flexibility and agility, resilience and reliability, and creating delightful and digitally native customer experiences to enable sustainable profitable growth. The key priorities that dominate our technology requirements include our technology platforms, embedded banking, cloud adoption and data platforms and analytics.

We have a dedicated data science and analytics team that works across business areas on projects relating to business analytics, decision strategies, forecasting models, machine learning, rule engines and performance monitoring. We maintain a comprehensive enterprise wide data warehouse and employ statistical and modelling tools for leading-edge analytics.

In driving an innovation and start-up mindset, we have set up an Innovation Centre to collaborate with and invest in fintech startups and co-develop products aligned with the Bank’s digital roadmap. The engagements with the startups are focused on payments, digital lending, customer experience, risk management and platforms.

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

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2022, there were 136 scheduled commercial banks in the country, with a network of 151,320 branches serving approximately Rs. 170.2 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.2% of bank branches located in rural or semi-urban areas of the country.

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

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions and micro-finance companies. The Reserve Bank of India has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, capturing ecosystems, technological capabilities and having multiple channels and an approach to holistically meet the financial needs of customers in this segment.

Commercial Banking Products and Services for Corporate Customers

We seek to compete in this segment based on our service and prompt turnaround time that we believe are significantly faster than public sector banks, as well as the significant improvement in our funding base and funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution, ecosystem branches and technology-driven delivery capabilities.

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

Commercial Banking Products and Services for International Customers

In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers such as remittance services. Foreign banks have become more competitive in providing financing to Indian businesses leveraging their strength of access to lower cost foreign currency funds. We are seeking to position ourselves as an Indian bank offering products and services focused on non-resident Indians, capturing the ecosystem of multi-national corporates and India-linked trade and funds corridors with an extensive distribution network in India, to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporations in our international business.

Insurance and Asset Management

Our insurance and asset management businesses face competition from existing dominant public sector players as well as new private sector players. We believe that our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Prudential Asset Management Company Limited and our affiliate, ICICI Lombard General Insurance Company Limited, have built strong product, distribution and risk management capabilities, achieving strong market positions in their respective businesses. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2022, we had 130,542 employees, including sales executives, employees on fixed term contracts and interns. Of these, ICICI Bank employed 105,844 employees at year-end fiscal 2022. Of our 130,542 employees at year-end fiscal 2022, 71,047 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank and became an affiliate. Accordingly, the number of employees in fiscal 2022 is not comparable with the number of employees in fiscal 2021.

We dedicate a significant amount of senior management time in ensuring that employees remain highly motivated and are aligned to the organization’s core employee proposition. Employee compensation is linked to performance of the Bank and we encourage the involvement of our employees in the overall performance and profitability of the Bank. Performance and succession planning systems have been instrumental in assisting management in career development. Management believes that it has good working relationships with its employees.

The eligibility of each employee is determined based on an evaluation including criticality of the individual and the job performed. ICICI Bank pays performance linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined limit, a part of the bonus is deferred and paid over a period. Senior managers and employees in senior management are also given employee stock options as variable pay. The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank’s provisioning for Non Performing Assets or in the event of. a reasonable evidence of deterioration in financial performance or in the event of gross misconduct and/or other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to claw back arrangements, as applicable. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offer courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank’s own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training are also conducted through web-based training modules. ICICI Bank has focused on providing blended learning solutions to the employees. Digital and behavioral learning interventions have been introduced along with functional trainings for various business groups in retail, wholesale, transaction banking and others. These programs are customized and presented after detailed need analysis based on role, vintage and functions. The Bank has worked for creating a structure where every role under each business unit has suitable learning programs.

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

ICICI Bank had a domestic branch network consisting of 5,418 branches and 13,626 ATMs at March 31, 2022 compared to 5,266 branches and 14,136 ATMs at March 31, 2021. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 52 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 46 currency chests.

At March 31, 2022, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Singapore, the United States (New York), South Africa, China and representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), Bangladesh, Indonesia, Sri Lanka, the United States (Texas and California) and Malaysia (Kuala Lumpur). During fiscal 2021, we closed our branch in Sri Lanka.

We also provide residential facilities to employees in India. At March 31, 2022, we owned 488 apartments for providing the United States residential facilities to our employees.

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

The following penalties were imposed and paid by us in the past five years:

•	In March 2017, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 2 million on ICICI Prudential Life Insurance Company Limited for non-compliance with certain regulations/guidelines issued by the Insurance Regulatory and Development Authority towards marketing support fees and expenses, payouts to corporate agents and rewards and recognition programs for distribution partners.

•	In October 2017, the Reserve Bank of India advised ICICI Securities Primary Dealership Limited to pay a penalty of Rs. 12,637 for having availed the liquidity support in excess of the limit. ICICI Securities Primary Dealership Limited has requested the Reserve Bank of India to reconsider the penalty levied on it.

•	In November 2017, an overseas regulator imposed a total sum of US$ 0.6 million (Rs. 38 million) for non-adherence of rules under Anti-Money Laundering regulations at one of ICICI Bank’s overseas branches, resulting from regulatory inspection conducted in 2013 and pursuant to a consultant’s review of records, relating to the period of May 2012 to April 2014. There were no dealings with sanctioned entities and the remediation primarily required improvement to the branch’s Anti-Money Laundering /Combating the Financing of Terrorism controls, which has since been undertaken. The overseas regulator in that jurisdiction has also acknowledged the efforts undertaken by the branch in addressing the issues identified in these reports.

•	In March 2018, the Reserve Bank of India imposed a monetary penalty of Rs. 589 million on ICICI Bank for non-compliance with directions/guidelines issued by the Reserve Bank of India. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

•	In February 2019, the Reserve Bank of India imposed an aggregate penalty of Rs. 10 million on ICICI Bank for delay in compliance with directions/guidelines issued by the Reserve Bank of India on “Time-bound implementation and strengthening of SWIFT related controls. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

•	In December 2019, Securities and Exchange Board of India imposed a penalty of Rs. 0.3 million on ICICI Prudential Asset Management Company Limited and Rs. 0.2 million ICICI Prudential Trust Limited for certain violations of Securities and Exchange Board of India (Mutual Funds) Regulations.

•	In January 2020, Insurance Regulatory and Development Authority of India levied a penalty of Rs. 10 million for violations of certain provisions of Insurance Regulatory and Development Authority of India (Health) Regulation, 2013 on ICICI Lombard General Insurance Company Limited.

•	In May 2021, the Reserve Bank of India imposed a penalty of Rs. 30 million on the Bank under the provisions of section 47A(1)(c) read with sections 46(4)(i) of the Banking Regulation Act, 1949 for shifting certain investments from held-to-maturity category to available-for-sale category in May 2017. The Bank had transferred two separate categories of securities on two different dates from held-to-maturity to available-for-sale in April and May of 2017, which it believed was permissible as per Master Circular on Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks’ dated July 01, 2015. The Reserve Bank of India has held that the shifting of securities the second time in May 2017 without explicit permission was in contravention of Reserve Bank of India directions.

•	In December 2021, the Reserve Bank of India imposed a monetary penalty of Rs. 3 million on the Bank under Banking Regulation Act 1949 for non-compliance with certain directions issued by the Reserve Bank of India on ‘levy of penal charges on non-maintenance of minimum balance in savings bank accounts’ dated November 20, 2014. The Bank has taken steps to align the charge levied for non-maintenance of minimum average balance with the above direction of the Reserve Bank of India.

•	Certain investors of real estate investment funds, registered in Mauritius (“Mauritius Funds”), which had invested in Indian funds namely India Advantage Fund III and India Advantage Fund IV (jointly referred as “Indian Funds”), had filed complaints with the Securities and Exchange Board of India against ICICI Venture Funds Management Company Limited, the Indian Funds and the Mauritius Funds.

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

Pursuant to the settlement applications, ICICI Venture Funds Management Company Limited paid an aggregate amount of Rs. 52 million in fiscal 2020 to the Securities and Exchange Board of India towards settlement of the notices received by all the Noticees, the terms of which were set out in the settlement orders issued by the Securities and Exchange Board of India to the Noticees. However, one of the investors in the real estate investment fund, registered in Mauritius has filed a writ petition in the Bombay High Court against, among others, the Securities and Exchange Board of India and ICICI Venture in respect of the settlement order. In the said writ petition, no reliefs have been sought as against ICICI Venture. At present the writ petition has not been admitted and no notice to ICICI Venture has been issued by the Bombay High Court.

The following matters have been settled under settlement regulations with the Securities and Exchange Board of India:

•	In July 2018, ICICI Prudential Asset Management Company Limited, our asset management subsidiary received a showcause letter from Securities and Exchange Board of India advising that it would be required to pay compensation together with interest to five schemes of ICICI Prudential Mutual Fund, in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018 as well as compensate the investors in these schemes who had redeemed their units since the March 2018 allotment. In accordance with the advice and with due approval, the relevant shares were sold in the secondary market and the difference of the sale proceeds of these shares and the allotment amount of such shares in the ICICI Securities Limited’s initial public offering as well as interest at 15% per annum were paid to the five schemes and the investors in these schemes were also compensated, who had redeemed their units since the March 2018 allotment amounting to Rs. 1.1 billion. Further, in the same matter, an adjudication proceeding was initiated by the Securities and Exchange Board of India. Pursuant to the above, ICICI Prudential Asset Management Company Limited had applied for settlement of proceedings with Securities and Exchange Board of India and paid settlement charges of Rs. 9 million to Securities and Exchange Board of India. The Securities and Exchange Board of India through its order dated November 29, 2018, disposed of the said pending proceedings.

•	ICICI Securities Limited has paid an amount of Rs. 3 million to the Securities and Exchange Board of India towards settlement amount under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018. The same was in relation to a settlement application submitted by ICICI Securities Limited to the Securities and Exchange Board of India in the matter of two trading accounts that were opened at ICICI Securities Limited in January 2007 and July 2008 by account holders by misrepresenting their identities. Following the payment, a settlement order dated November 27, 2019 was passed by the Securities and Exchange Board of India in relation to alleged violation of Code of Conduct as specified in the Securities and Exchange Board of India (Stock Brokers and Sub-brokers) Regulations, 1992 and the Securities and Exchange Board of India (Intermediaries) Regulations, 2008.

•	ICICI Bank Limited has paid an amount of Rs. 2.8 million in fiscal 2021 to the Securities and Exchange Board of India towards settlement amount under the Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018. The same was in relation to a settlement application submitted by the Bank with respect to violation of the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

•	In September 2019, Securities and Exchange Board of India imposed a penalty of Rs. 1 million on ICICI Bank Limited and a penalty of Rs. 0.2 million on the former Compliance Officer of ICICI Bank for alleged delayed disclosure of an agreement relating to merger of ICICI Bank Limited with erstwhile Bank of Rajasthan. The former Compliance Officer and the Bank had filed an appeal against the order of Securities and Exchange Board of India with the Securities Appellate Tribunal which converted the monetary penalty imposed on the Bank and former Compliance Officer to a warning.

Subsequently, Securities Exchange Board of India filed an appeal with the Supreme Court of India against the order passed by the Securities Appellate Tribunal against the appeal filed by ICICI Bank whereby the monetary penalty imposed on the Bank was modified to a warning. Separately, the Bank also filed an appeal with the Supreme Court of India against the Securities Appellate Tribunal order. These matters were heard by the Supreme Court of India wherein the Supreme Court directed an interim stay on the operation of the orders passed by the Securities Appellate Tribunal. The Bank and former Compliance Officer subsequently filed counter affidavits before the Supreme Court of India. To bring closure to the matter, the former Compliance Officer and the Bank filed the settlement application with Securities and Exchange Board of India under Securities and Exchange Board of India (Settlement Proceedings) Regulations, 2018 pursuant to which former Compliance Officer and the Bank has paid the settlement amount of Rs 3.1 million and Rs 5.5 million, respectively, to Securities and Exchange Board of India. The Supreme Court subsequently disposed off all the appeals in view of the settlement between the parties. Further, in May 2022, Securities and Exchange Board of India communicated to the Bank that in view of the order of the Supreme Court, the matter stands settled in respect of the appeals as mentioned in the said order.

Contingent tax liability

At year-end fiscal 2022, our contingent tax liability was assessed at an aggregate of Rs. 84.8 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries by the tax authorities are not included in contingent liabilities as we believe that such proceedings are likely to be either dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2022. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 84.8 billion:

•	Rs. 73.2 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•	Rs. 29.6 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in ICICI Group’s own cases and other similar cases;

•	Rs. 15.0 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in ICICI Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 6.0 billion related to the disallowance of interest paid on perpetual bonds as the tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in ICICI Group’s own case;

•	Rs. 4.7 billion related to the disallowance of depreciation claims on leased assets, due to treatment of the lease transactions as loan transactions by the tax authorities. We have relied on a favorable opinion from counsel and past decisions by the appellate authorities in ICICI Group’s own case and other similar cases;

•	Rs. 3.6 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from counsel and past decision by the appellate authorities in Group’s own case;

•	Rs. 3.4 billion relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank. The Group has relied on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases

•	Rs. 1.0 billion related to taxability of amounts withdrawn from the special reserve. ICICI Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders;

•	Rs. 10.2 billion was in respect of service tax matters which mainly pertains to the demands along with interest and penalty levied by the service tax authorities wherein we were relying on favorable opinion from counsel. The key disputed liabilities were:

•	Rs. 2.0 billion relates to disallowance of input credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. The Group has relied on a favorable opinion from counsel;

•	Rs. 1.5 billion pertaining to life insurance subsidiary relates to levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans. The Group has relied on a favorable opinion from counsel;

•	Rs. 1.5 billion relates to service tax and interest on interchange fees received by the Bank as an issuing bank. The Group has relied on a favorable opinion from counsel;

•	Rs. 1.1 billion pertaining to ICICI Strategic Investment Fund relates to retention of contribution received by the fund, being treated as income received towards the services rendered by the fund to its contributors. The Group has relied on a favorable opinion from counsel.

•	Rs. 1.3 billion pertained to sales tax/value added tax demand. The matters mainly relate to procedural issues like submission of statutory forms and adhoc additions in turnover. The Group has relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, the management believes that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liabilities does not include Rs. 36.2 billion (March 31, 2021: Rs. 53.6 billion), considered as remote. Of the total disputed tax demands classified as remote, Rs. 30.8 billion (March 31, 2021: Rs. 29.4 billion) mainly pertained to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases and Rs. 4.5 billion (March 31, 2021: Rs. 23.3 billion) pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities has not been quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

Litigation

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

We held a total provision of Rs. 687 million at year-end fiscal 2022 for 622 cases with claims totaling to Rs. 1.6 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2022, such claims amounted to a total of Rs. 3.2 billion relating to 54 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 347 such cases at year-end fiscal 2022.

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

At year-end fiscal 2022, there were 111 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 781.8 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

For proceedings filed by the former Managing Director and Chief Executive Officer relating to her termination, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations or financial condition and reputation.”

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

Fees and Other Payments Made by the Depositary

In March 2020, we agreed to an amendment to an agreement previously entered into with the Depositary, Deutsche Bank Trust Company Americas in fiscal 2018. Under this amended agreement, the Depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the Depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. In the three months ended June 30, 2022, we received US$ 3 million relating to the ADR program.

SELECTED STATISTICAL INFORMATION

The following information should be read together with our financial statements included in this report as well as “Management Discussion and Analysis of Financial Condition and Results of Operations”.

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

	Year ended March 31,
	2020			2021			2022
	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	5,470,818	562,002	10.27%	6,064,280	573,393	9.46%	7,343,983	649,387	8.84%
Foreign currency	1,238,309	47,281	3.82	1,098,730	29,226	2.66	975,114	19,482	2.00
Total advances	6,709,127	609,283	9.08	7,163,010	602,619	8.41	8,319,097	668,869	8.04
Investments:
Investments in Government securities
Rupee	2,107,005	152,375	7.23	2,761,476	177,881	6.44	2,925,123	185,203	6.33
Foreign currency	47,379	743	1.57	48,668	310	0.64	41,872	235	0.56
Total investment in Government securities	2,154,384	153,118	7.11	2,810,144	178,191	6.34	2,966,995	185,438	6.25
Other investments
Rupee	834,261	55,430	6.64	865,396	53,021	6.13	633,746	33,384	5.27
Foreign currency	82,412	2,420	2.94	131,189	1,846	1.41	165,134	1,591	0.96
Total other investments	916,673	57,850	6.31	996,585	54,867	5.51	798,880	34,975	4.38
Total investments:
Rupee	2,941,266	207,805	7.07	3,626,872	230,902	6.37	3,558,869	218,587	6.14
Foreign currency	129,791	3,163	2.44	179,857	2,156	1.20	207,006	1,826	0.88
Total investments	3,071,057	210,968	6.87	3,806,729	233,058	6.12	3,765,875	220,413	5.85

Other interest-earning assets:
Lending under liquidity adjustment facility with the Reserve Bank of India
Rupee	65,320	3,310	5.07	448,570	15,470	3.45	398,765	14,858	3.73
Foreign currency	-	-	-	-	-	-	-	-	-
Total lending under liquidity adjustment facility with the Reserve Bank of India	65,320	3,310	5.07	448,570	15,470	3.45	398,765	14,858	3.73
Repo lending
Rupee	27,635	270	0.98	47,523	310	0.65	49,439	371	0.75
Foreign currency	-	-	-	-	-	-	-	-	-
Total repo lending	27,635	270	0.98	47,523	310	0.65	49,439	371	0.75
Deposits in other banks
Rupee	21,649	1,854	8.56	36,691	2,381	6.49	42,636	2,522	5.92
Foreign currency	71,703	1,949	2.72	180,174	347	0.19	269,470	418	0.16
Total deposits in other banks	93,352	3,803	4.07	216,865	2,728	1.26	312,106	2,940	0.94
Other assets
Rupee	560,758	14,047	2.51	529,797	12,264	2.31	661,740	10,220	1.54
Foreign currency	89,695	1,635	1.82	213,271	536	0.25	236,568	380	0.16
Total other assets	650,453	15,682	2.41	743,068	12,800	1.72	898,308	10,600	1.18
Total other interest-earning assets:
Rupee	675,362	19,481	2.88	1,062,581	30,425	2.86	1,152,580	27,971	2.43
Foreign currency	161,398	3,584	2.22	393,445	883	0.22	506,038	798	0.16
Total other interest-earning assets	836,760	23,065	2.76	1,456,026	31,308	2.15	1,658,618	28,769	1.73
Other interest income:
Rupee		5,729			21,491			33,705
Foreign currency		568			3,570			2,849
Total other interest income		6,297			25,061			36,554

Interest-earning assets:
Rupee	9,087,446	795,017	8.75	10,753,733	856,211	7.96	12,055,432	929,650	7.71
Foreign currency	1,529,498	54,596	3.57	1,672,032	35,835	2.14	1,688,158	24,955	1.48
Total interest-earning assets	10,616,944	849,613	8.00	12,425,765	892,046	7.18	13,743,590	954,605	6.95
Fixed assets	98,653			106,100			103,407
Other assets	1,892,945			2,044,392			2,097,041
Total non-earning assets	1,991,598			2,150,492			2,200,448
Total assets	Rs. 12,608,542	Rs. 849,613		Rs. 14,576,257	Rs. 892,046		Rs. 15,944,038	Rs. 954,605

Liabilities:
Savings account deposits:
Rupee	Rs. 2,102,360	Rs. 76,310	3.63	Rs. 2,452,568	Rs. 77,687	3.17	Rs. 3,028,734	Rs.95,390	3.15
Foreign currency	81,500	953	1.17	98,475	803	0.82	80,149	321	0.40
Total savings account deposits	2,183,860	77,263	3.54	2,551,043	78,490	3.08	3,108,883	95,711	3.08
Time deposits:
Rupee	3,574,791	243,945	6.82	4,530,836	250,515	5.53	5,094,105	236,169	4.64
Foreign currency	399,051	11,034	2.77	377,247	8,190	2.17	290,939	4,252	1.46
Total time deposits	3,973,842	254,979	6.42	4,908,083	258,705	5.27	5,385,044	240,421	4.46
Other demand deposits:
Rupee	647,602			812,042			1,055,999
Foreign currency	86,463			112,869			156,310
Total other demand deposits	734,065			924,911			1,212,309
Total deposits:
Rupee	6,324,753	320,255	5.06	7,795,446	328,202	4.21	9,178,838	331,559	3.61
Foreign currency	567,014	11,987	2.11	588,591	8,993	1.53	527,398	4,573	0.87
Total deposits	6,891,767	332,243	4.82	8,384,037	337,196	4.02	9,706,236	336,132	3.46

Long term borrowings
Rupee	800,266	65,728	8.21	685,178	53,862	7.86	723,083	53,294	7.37
Foreign currency	686,554	24,790	3.61	544,123	15,899	2.92	389,810	9,678	2.48
Total long term borrowings	1,486,820	90,518	6.09	1,229,301	69,761	5.67	1,112,893	62,972	5.66
Short-term borrowings:
Borrowings under liquidity adjustment facility with the Reserve Bank of India
Rupee	24,579	1,004	4.08	103,528	4,497	4.34	720	30	4.17
Foreign currency	-	-	-	-	-	-	-	-	-
Total borrowings under liquidity adjustment facility with the Reserve Bank of India	24,579	1,004	4.08	103,528	4,497	4.34	720	30	4.17
Repo borrowings
Rupee	189,214	9,447	4.99	358,938	10,845	3.02	204,643	6,815	3.33
Foreign currency	12,771	369	2.89	7,264	189	2.60	5,676	167	2.94
Total repo borrowings	201,985	9,816	4.86	366,202	11,034	3.01	210,319	6,982	3.32
Other short term borrowings
Rupee	70,388	5,819	8.27	49,208	3,259	6.62	101,520	4,904	4.83
Foreign currency	297,256	7,255	2.44	128,681	841	0.65	102,347	646	0.63
Total other short term borrowings	367,644	13,074	3.56	177,889	4,100	2.30	203,867	5,550	2.72
Short term borrowings
Rupee	284,181	16,270	5.73	511,674	18,601	3.64	306,883	11,749	3.83
Foreign currency	310,027	7,624	2.46	135,945	1,030	0.76	108,023	813	0.75
Total short term borrowings	594,208	23,894	4.02	647,619	19,631	3.03	414,906	12,562	3.03
Total borrowings:
Rupee	1,084,447	81,998	7.56	1,196,852	72,463	6.05	1,029,966	65,043	6.32
Foreign currency	996,581	32,414	3.25	680,068	16,929	2.49	497,833	10,491	2.11
Total borrowings	2,081,028	114,412	5.50	1,876,920	89,392	4.76	1,527,799	75,534	4.94
Interest-bearing liabilities:
Rupee	7,409,200	402,253	5.43	8,992,298	400,665	4.46	10,208,804	396,602	3.88
Foreign currency	1,563,595	44,401	2.84	1,268,659	25,922	2.04	1,025,231	15,064	1.47
Total interest-bearing liabilities	8,972,795	446,654	4.98	10,260,957	426,588	4.16	11,234,035	411,666	3.66
Other liabilities	2,430,276			2,880,817			3,041,905
Total liabilities	11,403,071	446,654		13,141,774	426,588		14,275,940	411,666
Stockholders’ equity	1,205,471			1,434,483			1,668,098
Total liabilities and stockholders’ equity	Rs. 12,608,542	Rs. 446,654		Rs. 14,576,257	Rs. 426,588		Rs. 15,944,038	Rs. 411,666

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2021 vs. Fiscal 2020			Fiscal 2022 vs. Fiscal 2021
		Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Interest earned:
Advances:
Rupee	Rs. 11,391	Rs. 56,113	Rs. (44,722)	Rs. 75,994	Rs. 113,157	Rs. (37,163)
Foreign currency	(18,055)	(3,713)	(14,342)	(9,744)	(2,470)	(7,274)
Total advances	(6,664)	52,400	(59,064)	66,250	110,687	(44,437)
Investment:
Investment in Government securities
Rupee	25,506	42,158	(16,651)	7,322	10,361	(3,039)
Foreign currency	(433)	8	(441)	(75)	(38)	(37)
Total investment in Government securities	25,073	42,166	(17,092)	7,247	10,323	(3,076)
Other investments
Rupee	(2,409)	1,491	(3,901)	(19,637)	(12,203)	(7,434)
Foreign currency	(574)	592	(1,166)	(255)	327	(582)
Total other investments	(2,983)	2,083	(5,067)	(19,892)	(11,876)	(8,016)
Total investments
Rupee	23,097	43,649	(20,552)	(12,315)	(4,177)	(8,138)
Foreign currency	(1,007)	600	(1,607)	(330)	239	(569)
Total investments	22,090	44,249	(22,159)	(12,645)	(3,938)	(8,707)
Other interest-earning assets:
Lending under liquidity adjustment facility with the Reserve Bank of India
Rupee	12,160	13,217	(1,057)	(612)	(1,856)	1,244
Foreign currency	-	-	-	-	-	-
Total lending under liquidity adjustment facility with the Reserve Bank of India	12,160	13,217	(1,057)	(612)	(1,856)	1,244
Repo lending
Rupee	40	130	(90)	61	14	47
Foreign currency	-	-	-	-	-	-
Total repo lending	40	130	(90)	61	14	47
Deposits in other banks
Rupee	527	976	(449)	141	352	(211)
Foreign currency	(1,602)	209	(1,811)	71	139	(68)
Total deposits in other banks	(1,075)	1,185	(2,260)	212	491	(279)
Other assets
Rupee	(1,783)	(3,236)	1,453	(2,044)	2,038	(4,082)
Foreign currency	(1,099)	312	(1,411)	(156)	37	(193)
Total other assets	(2,882)	(2,924)	42	(2,200)	2,075	(4,275)
Other interest-earning assets:
Rupee	10,944	11,087	(143)	(2,454)	2,184	(4,638)
Foreign currency	(2,701)	521	(3,222)	85	178	(263)
Total other interest earning asset	8,243	11,608	(3,365)	(2,539)	2,362	(4,901)
Other interest income
Rupee	15,762	-	15,762	12,214	-	12,214
Foreign currency	3,002	-	3,002	(721)	-	(721)
Other interest income	18,764	-	18,764	11,493	-	11,493
Total interest earned:
Rupee	61,194	110,849	(49,655)	73,439	111,164	(37,725)
Foreign currency	(18,761)	(2,592)	(16,169)	(10,880)	(2,053)	(8,827)
Total interest earned	42,433	108,257	(65,824)	62,559	109,111	(46,552)
Interest expense:
Savings account deposits:
Rupee	1,377	11,093	(9,716)	17,703	18,146	(443)
Foreign currency	(150)	138	(288)	(482)	(73)	(409)
Total savings account deposits	1,227	11,231	(10,004)	17,221	18,073	(852)
Time deposits:
Rupee	6,570	52,861	(46,291)	(14,346)	26,114	(40,460)
Foreign currency	(2,844)	(473)	(2,371)	(3,938)	(1,261)	(2,677)
Total time deposits	3,726	52,388	(48,662)	(18,284)	24,853	(43,137)
Total deposits:
Rupee	7,947	63,954	(56,007)	3,357	44,260	(40,903)
Foreign currency	(2,994)	(335)	(2,659)	(4,420)	(1,334)	(3,086)
Total deposits	4,953	63,619	(58,666)	(1,063)	42,926	(43,989)
Borrowings:
Long term borrowings
Rupee	(11,866)	(9,047)	(2,819)	(568)	2,794	(3,362)
Foreign currency	(8,891)	(4,162)	(4,729)	(6,221)	(3,831)	(2,390)
Total long term borrowings	(20,757)	(13,209)	(7,548)	(6,789)	(1,037)	(5,752)
Borrowings under liquidity adjustment facility with the Reserve Bank of India
Rupee	3,493	3,429	64	(4,467)	(4,284)	(183)
Foreign currency	-	-	-	-	-	-
Total borrowings under liquidity adjustment facility with the Reserve Bank of India	3,493	3,429	64	(4,467)	(4,284)	(183)
Repo borrowings
Rupee	1,398	5,128	(3,730)	(4,030)	(5,138)	1,108
Foreign currency	(180)	(143)	(37)	(22)	(47)	25
Total repo borrowings	1,218	4,985	(3,767)	(4,052)	(5,185)	1,133
Other short term borrowings
Rupee	(2,560)	10,982	(13,542)	1,645	2,527	(882)
Foreign currency	(6,414)	(3,574)	(2,840)	(195)	(166)	(29)
Total other short term borrowings	(8,974)	7,408	(16,382)	1,450	2,361	(911)
Short term borrowings
Rupee	2,331	19,539	(17,208)	(6,852)	(6,895)	43
Foreign currency	(6,594)	(3,717)	(2,877)	(217)	(213)	(4)
Total short term borrowings	(4,263)	15,822	(20,085)	(7,069)	(7,108)	39
Total borrowings
Rupee	(9,535)	6,806	(16,341)	(7,420)	(10,539)	3,119
Foreign currency	(15,485)	(7,879)	(7,606)	(6,438)	(3,840)	(2,598)
Total borrowings	(25,020)	(1,073)	(23,947)	(13,858)	(14,379)	521
Total interest expended:
Rupee	(1,588)	70,760	(72,348)	(4,063)	33,721	(37,784)
Foreign currency	(18,479)	(8,214)	(10,265)	(10,858)	(5,174)	(5,684)
Total interest expended	(20,067)	62,546	(82,613)	(14,921)	28,547	(43,468)
Net interest income:
Rupee	62,782	40,089	22,693	77,502	77,443	59
Foreign currency	(282)	5,622	(5,904)	(22)	3,121	(3,143)
Total net interest income	Rs. 62,500	Rs. 45,711	Rs. 16,789	Rs. 77,480	Rs. 80,564	Rs. (3,084)

Investment portfolio

Maturity profile wise yields on debt securities

The following table sets forth, at the date indicated, the maturity profile wise yields of our investments in debt securities classified as available-for-sale. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

At March 31, 2021	At March 31, 2022
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.8%	6.8%	6.7%	3.1%	6.4%	6.7%	5.0%	6.1%
Government securities	4.2%	5.5%	6.1%	5.0%	4.5%	5.2%	4.5%	5.2%
Other securities	5.7%	8.9%	8.9%	9.0%	5.3%	6.2%	5.5%	7.1%
Total debt securities[1]	5.1%	6.2%	7.2%	5.5%	4.8%	5.9%	4.7%	5.5%

(1)	Includes securities denominated in different currencies

(2)	Yield on average interest-earning assets is the ratio of interest earned on available-for-sale debt securities to average available-for-sale debt securities.

(3)	The maturity is computed based on the contractual maturity of the portfolio.

The following table sets forth, at the date indicated, the maturity profile-wise yields of our investments in debt securities classified as held-to-maturity. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2021				At March 31, 2022
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.4%	7.6%	7.7%	7.5%	5.9%	6.6%	7.4%	7.5%
Government securities	6.2%	6.7%	7.0%	6.6%	7.7%	6.6%	6.8%	6.4%
Other securities	4.1%	..	..	..	4.2%	..	..	..
Total debt securities[1]	6.5%	6.7%	7.1%	6.6%	6.7%	6.6%	6.9%	6.4%

(1)	Includes securities denominated in different currencies

(2)	Yield on average interest-earning assets is the ratio of interest earned on held-to-maturity debt securities to average held-to-maturity securities.

(3)	The maturity is computed based on the contractual maturity of the portfolio.

(4)	ICICI Lombard General Insurance Company Limited has been accounted as an equity affiliate in the consolidated financial statements from April 2021 due to reduction in the Bank’s shareholding in ICICI General to below 50.0%. Accordingly, the disclosure is not comparable with the previous period.

Investment portfolio of our overseas branches and banking subsidiaries

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2021	2022
	(in millions)
Bonds
Banks and financial institutions	Rs. 18,885	Rs. 26,065
Corporate	41,932	33,591
Total bonds	60,817	59,656
Asset backed securities	1,266	-
Others(1)	4,752	4,925
Total	Rs. 66,835	Rs. 64,581

(1)	Includes investments in certificates of deposits.

Investment in India-linked securities of corporate entities was 43.2% at year-end fiscal 2022 as compared to 38.4% at year-end fiscal 2021.

The investments in these securities are governed by the respective investment policies of ICICI Bank and its banking subsidiaries. To mitigate significant concentrations in credit risk, the investment policy lays down a number of limits that need to be adhered to before investments can be made. The investment policy lays down rating and issuer wise investment limits at each of these units. Further, there are counterparty limits for individual banks and financial institutions. Country exposure limits have also been established for various countries. In addition, ICICI Bank monitors the credit spread risk arising out of such investments while ICICI Bank UK PLC has instituted credit spread sensitivity limits on its portfolio. Any exceptions to the above limits are made with due approvals from the appropriate forums. ICICI Bank has not bought credit protection against any of its international investments.

Investments in corporate and financial sector debt securities by our overseas branches and banking subsidiaries

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark-to-market and realized losses thereon.

	At March 31, 2021
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2021	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2021	Mark-to-market gain/ (loss) at March 31, 2021
	(Rs. in millions)
U.S.	–	–	–	638	–	–	–	638	(46)	170	25
Canada	–	–	–	22,503	–	–	–	22,503	-	97
Europe	–	1,266	–	757	–	–	–	2,023	784	-	(119)
India	–	–	-	34,973	–	–	-	34,973	2,371	270	568
Rest of Asia	–	–	–	1,946	–	4,752	–	6,698	74		103
Total portfolio	–	1,266	-	60,817	–	4,752	-	66,835	3,183	537	577

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

	At March 31, 2022
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2022	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2022	Mark-to-market gain/ (loss) at March 31, 2022
	(Rs. in millions)
U.S.	–	–	–	1,809	–	–	–	1,809	(130)	33	(106)
Canada	–	–	–	17,480	–	–	–	17,480	-	130	-
Europe	–	–		716	–	–	–	716	89	(0)	(33)
India	–	–	1,491	37,034	–	–	1,491	37,033	(672)	91	(95)
Rest of Asia	–	–	–	1,126	–	4,925	–	6,052	(124)	58	(20)
Total portfolio	–	–	1,491	58,165	–	4,925	1,491	63,090	(837)	312	(254)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Our primary source of domestic funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings, refinance borrowings and domestic or overseas bond offerings. Our domestic bond borrowings include long-term bond borrowings for financing infrastructure projects and affordable housing in accordance with the Reserve Bank of India guidelines. See also— “Business—Overview of Our Products and Services—Commercial Banking for Retail Customers—Retail Deposits”.

Maturity profile of deposits

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2021.

	Up to one year	After one year and within three years	After three years	Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs. 3,039,179	Rs. —	Rs. —	Rs. 3,039,179
Time deposits	3,889,956	1,023,131	254,295	5,167,381
Non-interest-bearing deposits:
Other demand deposits	1,392,840	—	—	1,392,840
Total deposits	Rs. 8,321,975	Rs. 1,023,131	Rs. 254,295	Rs. 9,599,400

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2022.

	Up to one year	After one year and within three years	After three years	Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs. 3,670,306	Rs. —	Rs. —	Rs. 3,670,306
Time deposits	3,895,554	1,256,777	456,834	5,609,165
Non-interest-bearing deposits:
Other demand deposits	1,634,187	—	—	1,634,187
Total deposits	Rs. 9,200,047	Rs. 1,256,777	Rs. 456,834	Rs. 10,913,658

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

Uninsured deposits

The following table sets forth, for the periods indicated, the estimated amount of time deposits that exceed the insurance limit, segregated by remaining maturity and the estimated amount of total deposits that are otherwise uninsured:

At March 31, 2021
	3 months or less	Over 3 months through 6 months	Over 6 months through 12 months	Over 12 months	Total
Uninsured time deposits	(in millions)
India	Rs.1,400,566	Rs.721,428	Rs.1,294,942	Rs.975,266	Rs.4,392,202
Outside India	30,548	9,397	20,847	16,883	77,675
Total uninsured time deposits	Rs.1,431,114	Rs.730,825	Rs.1,315,789	Rs.992,149	Rs.4,469,877

At March 31, 2022
	3 months or less	Over 3 months through 6 months	Over 6 months through 12 months	Over 12 months	Total
Uninsured time deposits	(in millions)
India	Rs.1,262,407	Rs.736,621	Rs.1,373,221	Rs.1,439,422	Rs.4,811,671
Outside India	22,484	11,989	19,441	11,443	65,357
Total uninsured time deposits	Rs.1,284,891	Rs.748,610	Rs.1,392,662	Rs.1,450,865	Rs.4,877,028

Total uninsured deposits at March 31, 2021 were Rs. 7,213,831 million and at March 31, 2022 were Rs. 8,315,811 million.

The classification between “in India” and “outside India” is based on the domicile of the booking unit. In India, the insured deposit calculations are based on guidelines prescribed by Deposit Insurance and Credit Guarantee Corporation. The insured amount limit prescribed by Deposit Insurance and Credit Guarantee Corporation is upto a maximum amount of Rs. 5,00,000 per depositor (included all type of deposits), per insured bank. The standard insurance amount for time deposits outside India is based on the insurance limits approved by the regulator in the respective foreign jurisdiction. The insurance coverage is allocated first to savings account deposits, then to current account deposits and lastly to time deposits of a depositor. For time deposits, the highest residual maturity buckets are considered for allocation of insurance coverage.

Risk Management

Asset liability gap

The following table sets forth, at the date indicated, our asset-liability gap position.

At March 31, 2021(1)
Less than or equal to one year	Greater than one year and up to five years	Greater than five years	Total
(in millions)
Advances (loans), net	Rs. 6,741,749	Rs 1,109,902	Rs. 66,363	Rs. 7,918,014
Investments	901,989	1,636,839	2,826,958	5,365,786
Other assets(2)	1,065,496	184,692	1,099,328	2,349,516
Total assets	8,709,234	2,931,433	3,992,649	15,633,316
Capital	—	—	1,575,875	1,575,875
Borrowings	640,243	650,660	148,096	1,438,999
Deposits	5,003,584	4,572,218	23,598	9,599,400
Other liabilities(3)	21,108	2,437	3,100,303	3,123,848
Total liabilities	5,664,935	5,225,315	4,847,872	15,738,122
Total gap before risk management positions	3,044,299	(2,293,882)	(855,223)	(104,806)
Off-balance sheet positions(4)	(67,778)	13,566	56,891	2,678
Total gap after risk management positions	Rs. 2,976,520	Rs. (2,280,315)	Rs. (798,332)	Rs. (102,127)

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

	At March 31, 2022(1)
	Less than or equal to one year	Greater than one year and up to five years	Greater than five years	Total
	(in millions)
Advances (loans), net	Rs. 7,937,695	Rs.1,189,111	Rs. 76,275	Rs. 9,203,081
Investments	1,271,030	1,362,786	3,037,161	5,670,977
Other assets(2)	1,246,050	158,385	1,145,081	2,549,516
Total assets	10,454,775	2,710,282	4,258,517	17,423,574
Capital	—	—	1,820,525	1,820,525
Borrowings	739,947	613,594	262,486	1,616,027
Deposits	5,133,624	5,764,171	15,863	10,913,658
Other liabilities	96,553	7,084	3,072,527	3,176,164
Total liabilities	5,970,124	6,384,849	5,171,401	17,526,373
Total gap before risk management positions	4,484,651	(3,674,567)	(912,884)	(102,799)
Off-balance sheet positions(3)	(88,581)	26,799	42,866	(18,917)
Total gap after risk management positions	Rs. 4,396,070	Rs. (3,647,768)	Rs. (870,018)	Rs. (121,716)

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

Loan portfolio - fixed-floating interest rate

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2021
	Fixed rate loans	Variable rate loans	Total
	(in millions)
Commercial loans	126,168	1,250,940	1,377,108
Consumer loans and credit card receivable	1,036,178	2,333,165	3,369,343
Lease financing	436	—	436
Total loans	1,162,782	3,584,105	4,746,887

	At March 31, 2022
	Fixed rate loans	Variable rate loans	Total
	(in millions)
Commercial loans	133,270	1,273,869	1,407,139
Consumer loans and credit card receivable	1,126,546	2,817,494	3,944,040
Lease financing	187	—	187
Total loans	1,260,003	4,091,363	5,351,366

Impact of interest rate movement on loan portfolio

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

The following table sets forth, using the balance sheet at year-end fiscal 2022 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2023, assuming a parallel shift in the yield curve at year-end fiscal 2022.

	At March 31, 2022
	Change in interest rates (in basis points)
	(100)	(50)	50	100
	(in millions)
Rupee portfolio	Rs. (35,655)	Rs. (17,827)	Rs. 17,827	Rs. 35,655
Foreign currency portfolio	(1,893)	(946)	946	1,893
Total	Rs. (37,548)	Rs. (18,774)	Rs. 18,774	Rs. 37,548

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

	At March 31, 2021
	Change in interest rates (in basis points) - Rupee
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Indian government securities	Rs. 161,956	Rs. 3,075	Rs. 1,545	Rs. (1,544)	Rs. (3,073)
Rupee corporate debt securities	32,142	558	280	(280)	(556)
Total	Rs. 194,098	Rs. 3,633	Rs. 1,825	Rs. (1,824)	Rs. (3,629)

	At March 31, 2021
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Foreign government securities	Rs. 149,873	Rs. 201	Rs. 101	Rs. (101)	Rs. (201)
Total	Rs. 149,873	Rs. 201	Rs. 101	Rs. (101)	Rs. (201)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2022 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2022
	Change in interest rates (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Indian government securities	Rs.176,474	Rs. 2,421	Rs. 1,206	Rs. (1,206)	Rs. (2,421)
Corporate debt securities	60,011	677	339	(339)	(675)
Total	Rs. 236,485	Rs. 3,099	Rs. 1,545	Rs. (1,544)	Rs. (3,096)

	At March 31, 2022
	Change in interest rates (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Foreign government securities	Rs. 90,181	Rs. 157	Rs. 78	Rs. (78)	Rs. (157)
Foreign corporate debt securities	1,491	93	46	(46)	(93)
Total	Rs. 91,672	Rs. 250	Rs. 124	Rs. (124)	Rs. (250)

Value at risk on equity shares (Proprietary trading book)

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group for fiscal 2021 and fiscal 2022.

							Rs. in million
	Fiscal 2021			At March 31, 2021	Fiscal 2022			At March 31, 2022
	High	Low	Average		High	Low	Average
Value-at-risk	250.4	4.7	88.9	63.4	234.9	6.8	90.9	54.1

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2022, there were two instances of hypothetical loss exceeding the value-at-risk estimates for the equities portfolio of the proprietary trading group.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2021 and fiscal 2022.

				Rs. in million
	Fiscal 2021	At March 31, 2021	Fiscal 2022	At March 31, 2022
	Average		Average
Hypothetical daily profit(loss)	3.4	(2.7)	9.0	14.8
Value-at-risk	88.9	63.4	90.9	54.1

The high and low hypothetical daily profit/(loss) during fiscal 2022 was Rs. 600.9 million and Rs. (106.5) million respectively.

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

Derivative and Foreign Exchange Risk (Trading)

The following table sets forth, using the outstanding notional principal of trading derivatives and foreign exchange portfolio at year-end as the base, one possible prediction of the impact of changes in interest rates on the value of our trading derivatives and foreign exchange portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2021
	Change in interest rates (in basis points)
	Portfolio Size(1)	(100)	(50)	50	100
	(in millions)
Interest rate derivatives	Rs. 19,167,948	Rs. (4,201)	Rs. (2,100)	Rs. 2,100	Rs. 4,201
Currency derivatives(2)	1,091,895	2,569	1,285	(1,285)	(2,569)
Foreign exchange	7,230,181	72	36	(36)	(72)
Total	Rs. 27,490,024	Rs. (1,560)	Rs. (779)	Rs. 779	Rs. 1,560

(1)	Notional principal

(2)	Includes futures, options and cross currency interest rate swaps

	At March 31, 2022
	Change in interest rates (in basis points)
	Portfolio Size(1)	(100)	(50)	50	100
	(in millions)
Interest rate derivatives	Rs. 31,560,088	Rs. (8,341)	Rs. (4,170)	Rs. 4,170	Rs. 8,339
Currency derivatives(2)	1,193,153	2,313	1,156	(1,156)	(2,313)
Foreign exchange	9,769,228	(42)	(21)	21	42
Total	Rs. 42,522,469	Rs. (6,070)	Rs. (3,035)	Rs. 3,035	Rs. 6,068

(1)	Notional principal

(2)	Includes futures, options and cross currency interest rate swaps

The following table sets forth the possible prediction of the impact of change in foreign exchange rates on the value of the net open position of the Group.

	At March 31, 2021
	Change in forex rates on the value of the net open position (in basis points)
	Net open position	(100)	100
	(in millions)
Total open position for the Group	Rs. 4,601	Rs. (46)	Rs. 46

	At March 31, 2022
	Change in forex rates on the value of the net open position (in basis points)
	Net open position	(100)	100
	(in millions)
Total open position for the Group	Rs. 6,654	Rs. (64)	Rs. 64

Credit spread risk

The following table sets forth, using our held-for-trading portfolio at year-end as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2021
	Change in credit spread (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Corporate debt securities	Rs. 32,142	Rs. 558	Rs. 280	Rs. (280)	Rs. (556)

	At March 31, 2022
	Change in credit spread (in basis points)
	Portfolio Size	(100)	(50)	50	100
	(in millions)
Corporate debt securities	Rs. 61,502	Rs. 770	Rs. 386	Rs. (385)	Rs. (768)

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

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2021		2022
	Amount	As a %	Amount	Amount	As a %
	(In millions, except percentages)
Retail finance(1)	Rs. 4,316,138	52.3%	Rs.5,040,347	US$66,434	53.2%
Rural finance	738,977	9.0	795,064	10,479.3	8.4
Services—finance	574,442	7.0	716,294	9,441	7.6
Roads, port, telecom, urban development & other infrastructure	302,648	3.7	308,905	4,072	3.3
Wholesale/retail trade	229,331	2.8	296,358	3,906	3.1
Power	213,749	2.6	202,294	2,666	2.1
Services—non finance	202,353	2.5	202,096	2,664	2.1
Construction	145,456	1.8	155,286	2,047	1.6
Iron and steel (including iron and steel products)	130,739	1.6	150,757	1,987	1.6
Crude petroleum/refining & petrochemicals	155,174	1.9	132,908	1,752	1.4
Electronics & engineering	112,083	1.4	130,558	1,721	1.4
Manufacturing products (excluding metal)	84,973	1.0	121,190	1,597	1.3
Textile	81,438	1.0	100,791	1,328	1.1
Others(2)	959,095	11.6	1,122,259	14,792	11.8
Gross advances (loans)	8,246,596	100.0%	9,475,107	124,886	100.0%
Allowance for advances (loan) losses	(328,582)		(272,025)	(3,585)
Net advances (loans)	Rs. 7,918,014		Rs. 9,203,082	US$ 121,301

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and personal loans, credit cards, two wheeler loans and loans against securities.

(2)	Primarily include developer financing portfolio, gems and jewelry, mining, cement, drugs and pharmaceuticals, shipping metal and metal products (excluding iron and steel), food & beverages, chemicals and fertilizers, automobiles and fast moving consumer goods.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. We are focused on capitalizing on opportunities in retail lending, including cross-selling additional products to our existing customers and growing our lending to small businesses, while adopting a selective approach to corporate lending. Given the focus on the above priorities, gross retail finance advances increased by 16.8% in fiscal 2022 compared to an increase of 14.9% in total gross advances in fiscal 2021. As a result, retail finance increased from 52.3% of gross loans at year-end fiscal 2021 to 53.2% of gross loans at year-end fiscal 2022.

At year-end fiscal 2022, our 20 largest borrowers accounted for 8.2% of our gross loan portfolio, with the largest borrower accounting for 2.6% of our gross loan portfolio. The largest group of companies under the same management control accounted for 1.5% of our gross loan portfolio at year-end fiscal 2022.

At year-end fiscal 2022, our exposure to largest single counterparty accounted for 16.3% of our Tier I capital fund. The exposure to largest group of connected counterparties accounted for 26.5% of our Tier I capital fund at year-end fiscal 2022.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans

	March 31, 2021
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	1,805,587	Rs.	838,275	Rs.	531,615	Rs.	7,218	Rs.	3,182,695
Consumer loans		1,365,251		1,738,131		1,442,163		189,050		4,734,595
Lease financing		287		436		—		—		723
Total	Rs.	3,171,125	Rs.	2,576,842	Rs.	1,973,778	Rs.	196,268	Rs.	7,918,013

	March 31, 2022
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	2,221,031	Rs.	881,662	Rs.	523,871	Rs.	1,606	Rs.	3,628,170
Consumer loans		1,630,457		1,948,475		1,670,240		325,325		5,574,497
Lease financing		230		187		—		—		417
Total	Rs.	3,851,718	Rs.	2,830,324	Rs.	2,194,111	Rs.	326,931	Rs.	9,203,084

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit. ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis. During fiscal 2022, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 673.1 billion (fiscal 2021: Rs. 357.7 billion) and sold Priority Sector Lending Certificates amounting to Rs. 972.3 billion (fiscal 2021: Rs. 417.9 billion). See also “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending—Priority Sector Lending”.

The following table sets forth, for the periods indicated, ICICI Bank’s average priority sector lending:

	Fiscal 2021		Fiscal 2022
	Amount	% of adjusted net bank credit	Amount		% of adjusted net bank credit	Target (% of adjusted net bank credit)
	(in billions, except percentages)
Agriculture Sector	Rs. 1,019.5	17.00%	Rs. 1,226.5	US$ 16.2	17.80%	18.00%
- Small and marginal farmers	514.3	8.60	636.4	8.4	9.20	9.00
- Non-corporate farmers	731.6	12.20	873.8	11.5	12.70	12.73
Micro, small and medium enterprises	1,228.8	-	1,473.7	19.4	-	-
- Micro enterprises	448.5	7.50	550.7	7.3	8.00	7.50
Other priority sector	200.1	-	145.2	1.9	-	-
Total priority sector lending	Rs. 2,448.4	40.90%	Rs. 2,845.4	US$ 37.5	41.30%	40.00%
- Weaker sections	Rs. 641.6	10.70%	Rs. 762.0	US$ 10.0	11.10%	11.00%

1.	The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank.

The priority sector lending master circular issued by the Reserve Bank of India requires that banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the Rural Infrastruture Development Fund established with National Bank for Agriculture and Rural Development and other Funds as decided by the Reserve Bank of India from time to time. The Bank may be required by the Reserve Bank of India to deposit with the Rural Infrastruture Development Fund and other related funds, certain amounts as specified by the Reserve Bank of India in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. At year-end fiscal 2022, our total investment in funds of government sponsored development banks due to shortfall in lending to priority sectors was Rs. 264.2 billion, which was fully eligible for consideration in overall priority sector achievement.

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2022, ICICI Bank’s export credit was Rs. 102.4 billion, which amounted to 1.42% of the Bank’s adjusted net bank credit against the requirement of 12.0% of adjusted net bank credit.

Non-performing loans

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loans by borrowers’ industry or economic activity and as a percentage of total non-performing loans.

	2021		2022
	Amount	As a percentage of non-performing loans	Amount	Amount	As a percentage of non-performing loans
	(in millions, except percentages)
Retail finance(1)	Rs. 126,063	29.5%	Rs. 87,383	US$ 1,152	25.3%
Construction	61,317	14.4	55,217	728	16.0
Rural Retail	25,940	6.1	37,080	489	10.7
Power	46,072	10.8	31,671	417	9.2
Crude petroleum/refining and petrochemicals	27,832	6.5	25,051	330	7.3
Electronics and engineering	16,852	3.9	16,045	211	4.6
Roads, ports, telecom, urban development & other infrastructure	21,673	5.1	14,488	191	4.2
Services—non finance	17,544	4.1	14,203	187	4.1
Mining	8,088	1.9	10,934	144	3.2
Wholesale/retail trade	7,867	1.8	6,501	86	1.9
Iron/steel and products	7,881	1.8	5,918	78	1.7
Manufacturing products (excluding metal)	6,665	1.6	5,311	70	1.5
Shipping	5,863	1.4	4,176	55	1.2
Food and beverages	4,942	1.2	3,322	44	1.0
Other Industries(2)	42,430	9.9	28,214	372	8.1
Gross non-performing loans (3)	Rs. 427,029	100.0%	Rs. 345,514	US$ 4,554	100.0%
Aggregate provision for loan losses	(327,680)		(269,105)	(3,547)
Net non-performing loans	Rs. 99,349		Rs. 76,409	US$ 1,007

(1)   Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)   Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and fast moving consumer goods.

(3)   Does not include Rs. 3,694.5 million at March 31, 2021, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

See “Operating and Financial Review and Prospects—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2022”.

Restructured loans

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2021		2022
	Amount	As a percentage of restructured loans	Amount	Amount	As a percentage of restructured loans
	(in millions, except percentages)
Retail finance	Rs. 23,307	60.1%	Rs. 69,073	US$ 910	74.1%
Power	1,173	3.0	6,106	80	6.5
Roads, port, telecom, urban development & other infrastructure	—	—	2,851	38	3.1
Construction	8,534	22.0	1,924	25	2.1
Services-non finance	393	1.0	1,117	15	1.2
Others(1)	5,369	13.9	12,195	161	13.0
Gross restructured loans	Rs. 38,776	100.0%	Rs. 93,266	US$ 1,229	100.0%
Aggregate provision for loan losses	(897)		(2,914)	(38)
Net restructured loans	Rs. 37,789		Rs. 90,352	US$ 1,191

(1)	Others primarily include real estate, automobile, textiles, food and beverages and gems and jewellery.

(2)	In addition, the Bank holds general provision amounting to Rs. 23,562 million at year-end fiscal 2022 (year-end fiscal 2021: Rs. 4,560 million) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

Key ratios-Asset quality

The following table sets forth, for the periods indicated, our key ratios on asset quality.

	At or for the year ended March 31,
	2021	2022
	(in millions, except percentages)
Gross restructured loans as a percentage of gross loans	0.47%	0.98%
-Gross restructured loans	38,776	93,266
-Total gross loans	8,246,596	9,475,107
Gross non-performing loans as a percentage of gross loans	5.18	3.65
-Gross non-performing loans	427,029	345,514
-Total gross loans	8,246,596	9,475,107
Net restructured loans as a percentage of net loans	0.48	0.98
-Net restructured loans	37,879	90,352
-Total net loans	7,918,014	9,203,081
Net non-performing loans as a percentage of net loans (1)	1.25	0.83
-Net non-performing loans	99,349	76,409
-Total net loans	7,918,014	9,203,081
Provision on restructured loans as a percentage of gross restructured loans (2)	2.31	3.12
-Provision on restructured loans	897	2,914
-Gross restructured loans	38,776	93,266
Provision on non-performing loans as a percentage of gross non-performing loans	76.73	77.89
-Provision on non-performing loans	327,680	269,105
-Gross non-performing loans	427,029	345,514
Provision as a percentage of gross loans(3)	5.47%	4.45%
-Provisions	451,166	421,315
-Total gross loans	8,246,596	9,475,107

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(2)	In addition, the Bank holds 15% general provision on restructured assets (including general provision required as per the guidelines issued by the Reserve Bank of India).

(3)	Includes general provision on standard assets.

Net loan write-offs and Provision on non-performing loans

The table presents net loan write-offs and percentage of average loans for the periods indicated.

	March 31, 2021		March 31, 2022
Average loan portfolio	Net loan charge-offs[1]	% of average gross loans	Net loan charge-offs[1]	% of average gross loans
	(in millions, except percentages)
Commercial loans	Rs. 76,697	2.32%	Rs. 42,528	1.17%
Consumer loans	28,026	0.65	52,712	1.03
Lease financing	—	—	1	0.1

Total loans	Rs. 104,723	1.37%	Rs. 95,241	1.09%

(1)	Net loan write offs is the difference between gross loan write-offs and recoveries from write-offs.

Net loan write-offs as a percentage of our average total loan portfolios were 1.09% in the fiscal 2022 as compared to 1.37% in the fiscal 2021 respectively.

The following table shows an allocation of the Group’s total provision on non-performing loans and the percentage of loans in each category to total gross loans for the periods indicated.

	March 31, 2021		March 31, 2022
	Amount	% of loans in each category to total gross loans	Amount	% of loans in each category to total gross loans
	(in millions, except percentages)
Commercial loans	246,612	41.7%	203,023	41.8%
Consumer loans	81,068	58.3%	66,082	58.2%
Lease financing	—	0.0%	—	0.0%

Total loans	327,680	100.0%	269,105	100.0%

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries and affiliates. Our consolidated total assets at year-end fiscal 2022 were Rs. 17,526.4 billion. Our consolidated capital and reserves and surplus at year-end fiscal 2022 were Rs. 1,820.5 billion and our consolidated net profit (after minority interest) for fiscal 2022 was Rs. 251.1 billion.

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

Our international franchise focusses on four strategic pillars, namely (a) the non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising both foreign multinational companies investing in India and Indian multinational companies branching out for their foreign currency and other India related requirements and also Global In-house Centres, which are back-offices of multinational companies; (c) trade ecosystem, comprising primarily India-linked trade transactions which are self-liquidating in nature; and (d) funds ecosystem, to capture fund flows into India through the Foreign Portfolio Investment and Foreign Direct Investment routes. ICICI Bank’s overseas branches raise borrowings and make loans and also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. At year-end fiscal 2022, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States (New York), South Africa and Bahrain. We have representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), Bangladesh, Nepal, Malaysia (Kuala Lumpur), the United States (Texas and California), Sri Lanka and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries and affiliates. Our subsidiaries, ICICI Prudential Life Insurance Company and ICICI Prudential Asset Management Company, provide a wide range of life insurance and asset management products respectively. Our associate ICICI Lombard General Insurance Company provides a wide range of general insurance products.

Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities and fixed income market operations, respectively. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

Certain Factors Affecting Our Results of Operations

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

Trends in fiscal 2022

The global gross domestic product grew by 6.1% in calendar year 2021 compared to a decline of 3.1% in calendar year 2020. The gross domestic product of advanced economies grew by 5.2% and of emerging and developing economies by 6.8% in calendar year 2021, compared to a decline of 4.5% in advanced economies and 2.0% in emerging and developing economies in calendar year 2020. The recovery in global growth during the first half of calendar year 2021 lost momentum in the later half due to a resurgence of Covid-19 infections in parts of the world, supply chain disruptions and inflationary pressures rising in advanced as well as emerging market economies. The supply chain disruptions that had originated during the pandemic continued to impact economic activity and global merchandise trade slowed down towards the later part of the calendar year 2021 after recovering from the pandemic. Global crude oil and commodity prices increased during 2021. Rising inflation in developed and emerging economies induced monetary policy tightening by central banks in several economies, including by the U.S. Federal Reserve. The economic environment was further impacted by geo-political tensions following the Russia-Ukraine war that started in February 2022, leading to a sharp increase in crude oil prices and inflation, and volatility in financial markets. These developments and the re-imposition of restrictions in parts of China following a surge in Covid-19 cases created a challenging environment for global growth.

India’s gross domestic product grew by 8.7% in fiscal 2022 compared to a decline of 6.6% in fiscal 2021. The improvement in economic activity was sustained despite the resurgence of Covid-19 infections. In fiscal 2021, the Covid-19 pandemic in India in April-May 2020 resulted in a nation-wide lockdown, which substantially impacted economic activity. The easing of lockdown measures subsequently led to gradual improvement in economic activity. During fiscal 2022, the second wave of the Covid-19 pandemic in April-May 2021 led to the re-imposition of localised/regional lockdown measures in various parts of the country. The lockdown measures were lifted gradually, as the second wave subsided from June 2021 onwards. The impact of the third wave of Covid-19 pandemic in December 2021-January 2022 was mild, though it led to re-imposition of some localised/regional restrictive measures in the country. There was significant progress in the vaccination programme during fiscal 2022, with 1.84 billion vaccine doses administered by March 31, 2022, including 23 million precaution doses.

Inflation as measured by the Consumer Price Index, increased from 5.5% in March 2021 to 7.0% in March 2022. Increase in inflation during fiscal 2022 was largely driven by food and fuel prices. Average Consumer Price Index inflation during fiscal 2022 was 5.5%.

As a measure to combat the impact of the first wave of Covid-19 pandemic, the Reserve Bank of India had reduced the repo rate by 75 basis points to 4.40% in March 2020 and further by 40 basis points to 4.00% in May 2020. The policy rate was kept unchanged till March 2022. The Monetary Policy Committee maintained an accommodative stance through fiscal 2022 with a view to sustain growth and mitigate the impact of the pandemic on the economy. As a result, systemic liquidity conditions remained in surplus and interest rates remained low through fiscal 2022.

During the three months ended March 31, 2022, inflation breached the upper threshold of 6.0% set by the Reserve Bank of India. In April 2022, the Monetary Policy Committee announced that it would remain accommodative while focusing on withdrawal of accommodation to ensure that inflation remains within the target going forward while supporting growth. On April 8, 2022, the Reserve Bank of India introduced the standing deposit facility rate as the floor of the liquidity adjustment facility corridor compared to the earlier reverse repo rate. The standing deposit facility rate was set at 3.75%, thus narrowing the liquidity adjustment facility corridor to 50 basis points from the earlier 90 basis points. The Reserve Bank of India indicated that the balances held by banks with it under the standing deposit facility shall be an eligible statutory liquidity ratio asset and shall not be eligible for cash reserve ratio maintenance.

On May 4, 2022, the Monetary Policy Committee announced an increase in the repo rate by 40 basis points from 4.00% to 4.40%. Accordingly, the standing deposit facility rate was revised to 4.15% and the marginal standing facility rate to 4.65%. In line with the decision to withdraw liquidity, the cash reserve ratio was increased by 50 basis points from 4.00% to 4.50% of net demand and time liabilities. This was effective from the fortnight beginning May 21, 2022. On June 8, 2022, the Monetary Policy Committee announced a further 50 basis point increase in the repo rate to 4.90%. Accordingly, the standing deposit facility rate was revised to 4.65% and the marginal standing facility rate to 5.15%.

Merchandise trade grew during fiscal 2022 after two consecutive years of decline due to the Covid-19 pandemic. Merchandise exports grew by 45.1% and merchandise imports by 56.0% during fiscal 2022, compared to decline of 7.1% in exports and 17.1% in imports during fiscal 2021. The trade deficit increased to US$ 191.0 billion in fiscal 2022 compared to a trade deficit of US$ 102.0 billion in fiscal 2021. As a proportion of India’s gross domestic product, the current account deficit was 1.2% in fiscal 2022 compared to a surplus in the current account of 0.9% in fiscal 2021. Foreign direct investment inflows into India were US$ 56.2 billion and there was a net outflow of US$ 14.1 billion in fiscal 2022.

The equity market benchmark, the S&P BSE Sensex, increased by 18.3% in fiscal 2022. During the three months ended June 30, 2022, the index crossed a peak 60,000 on April 4, 2022, but has since declined to around 53,000 as of June 30, 2022. The rupee depreciated by 3.7% from Rs. 73.14 per U.S. dollar at March 31, 2021 to Rs. 75.87 per U.S. dollar at March 31, 2022. During the three months ended June 30, 2022, the rupee depreciated by 4.1% to Rs. 79.02 per U.S. dollar. In fiscal 2022, the yields on the benchmark 10-year government securities increased from 6.18% at March 31, 2021 to 6.84% at March 31, 2022. Following the increase in the repo rate announced by the Monetary Policy Committee during May-June 2022, the yield on the benchmark 10-year government securities increased by 78 basis points to a high of 7.62% at June 16, 2022. The yields eased to 7.45% at June 30, 2022.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 15.7% to Rs. 875.7 billion in fiscal 2022 compared to Rs. 756.6 billion in fiscal 2021. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 10.8% to Rs. 2,056.6 billion in fiscal 2022 compared to Rs. 1,856.1 billion in fiscal 2021. The average assets under management of mutual funds increased by 19.6% from Rs. 32.1 trillion for the three months ended March 31, 2021 to Rs. 38.4 trillion for the three months ended March 31, 2022.

In the banking sector, non-food credit growth improved during fiscal 2022. Banking system non-food credit grew by 8.7% year-on-year at March 25, 2022 compared to a growth of 5.5% at March 26, 2021. In terms of sector-wise deployment of credit as of March 25, 2022, retail loans grew by 12.4% year-on-year, credit to industry by 7.1%, credit to the services sector by 8.9% and to the agriculture sector by 9.9%. Deposit growth was marginally higher compared to credit growth in fiscal 2022. Growth in deposits was 8.9% at March 25, 2022 compared to 11.4% at March 26, 2021. According to the Reserve Bank of India’s Financial Stability Report of June 2022, non-performing assets of scheduled commercial banks declined during fiscal 2022 with the gross non-performing assets ratio at 5.9% and net non-performing assets ratio at 1.7% at March 31, 2022 compared to a gross non-performing assets ratio of 7.5% and net non-performing assets ratio of 2.4% at March 31, 2021. Restructuring of loans for entities impacted by the second Covid-19 wave under Resolution Framework 2.0 was 1.6% of total advances as at December 31, 2021.

In the Union budget for fiscal 2023, the Indian government announced several banking sector specific measures including financial support for the digital payment ecosystem and introduction of the Digital Rupee by the Reserve Bank of India in fiscal 2023. The Indian government has proposed the setting up of 75 Digital Banking Units in 75 districts. The Emergency Credit Line Guarantee Scheme was extended further up to March 2023, and its guarantee cover expanded from the earlier Rs. 3.0 trillion to Rs. 5.0 trillion, with the additional amount earmarked exclusively for hospitality and related enterprises.

Key regulatory measures announced in fiscal 2022 were:

•	A resolution framework 2.0 was announced by the Reserve Bank of India on May 5, 2021. As per the framework, for loans to individuals, business loans to individuals and loans to small businesses, banks were permitted to offer a limited window to implement resolution plans. This was subject to the condition that the borrower should not have availed the earlier announced resolution framework in fiscal 2021. The framework for micro, small and medium enterprises was an extension of the earlier resolution framework announced in August 2020. For both the resolution frameworks, an eligibility condition for availing the restructuring facility was that the aggregate exposure of all lending institutions to the borrower, including non-fund based facilities, should not have been in excess of Rs. 250.0 million at March 31, 2021. The borrowers would continue to be classified as standard upon implementation of the resolution plan. The last date for invocation of resolution under the frameworks was September 30, 2021, with the last date for implementation being December 31, 2021.

•	The Reserve Bank of India announced an increase in the priority sector lending targets for small and marginal farmers and weaker sections, in a phased manner, starting from fiscal 2022. The target for lending to small and marginal farmers was increased from 8.0% of adjusted net bank credit in fiscal 2021 to 9.0% in fiscal 2022, and further to 9.5% in fiscal 2023 and to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society was increased from 10.0% in fiscal 2021 to 11.0% in fiscal 2022, 11.5% in fiscal 2023 and 12.0% in fiscal 2024.

•	In August 2021, the Reserve Bank of India issued clarifications with regard to compensation of wholetime directors/CEOs/material risk takers and control function staff. As per the notification, grant of share-linked compensation should be fair-valued and recognized as an expense in the books of accounts. This is applicable for all share-linked instruments granted after March 31, 2021.

•	In September 2021, the Reserve Bank of India issued directions with regard to tokenization of card transactions, and permitted card issuers to offer card tokenisation services as Token Service Providers from January 1, 2022. The tokenization of card transactions refers to the generation of an unique alternate code, in place of the customer card details, at the time of undertaking a transaction through cards. Further, it was proposed that no entity in the card transaction/payment chain, other than the card issuers and/or card networks, may store the actual card data. Any such data stored previously was required to be purged. This will be effective from September 30, 2022.

•	With the objective of aligning with Basel Committee on Banking Supervision standards to manage liquidity risks, the Reserve Bank of India increased the threshold limit for deposits and other extension of funds made by non-financial small business customers from Rs. 50.0 million to Rs. 75.0 million for computation of liquidity coverage ratio and net stable funding ratio.

Business Overview

While assessing our performance, we monitor key financial variables such as the movement in core operating profit (that is profit before provisions and tax, excluding treasury income), credit loss and return on equity. We also look at movement in yield on assets, cost of funds and net interest margin, movement in fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth and loan delinquency trends. We re-evaluate underwriting norms and risk management on an ongoing basis, and assess the financial impact of events on our capital, revenue and credit costs. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, cyber threats, data security and preparedness to address them and estimates of market share in key areas of business. We have recently commenced the process of evaluating impact of climate change risks on the portfolio and the environmental, social and governance profile of our large borrowers. We also continuously look at improving capabilities that may be required to respond to crisis related events.

The growth in India’s gross domestic product of 8.7% in fiscal 2022 reflects a rebound in economic activity after a contraction in fiscal 2021 due to the Covid-19 pandemic. The improvement in economic activities were across most sectors during fiscal 2022, including hotel, travel and tourism industry. The economic impact of the third wave of the pandemic was moderate, aided by the progress and scale of vaccination during the year. Financial conditions remained stable as the Reserve Bank of India ensured significant surplus in systemic liquidity through the year and policy rates remained steady. See “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer”. For the Indian banking sector, there was significant improvement in asset quality, profitability and capital adequacy ratios during fiscal 2022. Growth in banking system non-food credit improved gradually during fiscal 2022, with growth being majorly driven by retail loans. Credit to industry increased by 7.1% at March 31, 2022 as compared to a decline of 0.4% at March 31, 2021. Growth in deposits, however, moderated during the year, as interest rates on savings deposits and term deposits remained stable for most part of the year, with an increase in term deposit interest rates only towards the end of the year. Lending rates declined further during fiscal 2022, with the average lending rate on fresh rupee loans sanctioned by banks decreasing by 29 basis points.

During the three months ended March 31, 2022, the business environment began to deteriorate due to global developments. The crisis in Ukraine and consequent increase in global crude oil and commodity prices, supply chain disruptions and global inflationary pressures led to uncertainties in sustaining the momentum in global economic recovery. Global merchandise trade slowed down. Central banks in key economies shifted to tightening of monetary policy, leading to volatility in financial markets. These new challenges emerged amidst uncertainty on the trajectory of the Covid-19 pandemic. The Indian economy was also impacted through the trade and financial channels. While the Reserve Bank of India has taken steps by increasing the policy rate, withdrawing excess systemic liquidity and measures to support the exchange rate, the economic situation remains uncertain.

See also “—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2022”.

However, a prolonged period of economic and geo-political uncertainties could pose additional challenges for the Indian economy and in turn on the banking sector, including us. In this challenging environment, we continue to focus on maintaining a resilient balance sheet and strong capital levels.

We believe that the significant improvement in our deposit franchise and funding costs in the last six years, along with strengthened risk management practices enable us to pursue growth opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. Regulatory developments like the introduction of a digital currency by the Reserve Bank of India may also impact our ability to raise low cost deposits. We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a more granular portfolio and sustainably improve portfolio quality. We aim to provide a complete range of financial products and services to meet personal and business needs of our customers and their ecosystems.

We continue to focus on maintaining capital adequacy ratios that are higher than regulatory requirements. We aim to grow the loan portfolio in a granular manner with a focus on risk and reward. Our provisioning policy for non-performing assets has been made more conservative, and as of March 31, 2022, we also held contingency provisions, including Covid-19 related provisions, with a view to protect the balance sheet and address any challenges that may emerge from the uncertain economic environment.

A discussion of our financial performance in fiscal 2022 is given below:

From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank and became an affiliate. Accordingly, financial performance in fiscal 2022 is not comparable with the financial performance in fiscal 2021.

Operating profit before provisions increased by 2.3% from Rs. 422.6 billion in fiscal 2021 to Rs. 432.2 billion in fiscal 2022 primarily due to an increase in net interest income and a decrease in operating expenses, offset, in part, by a decrease in other income.

Net interest income increased by 16.6% from Rs. 465.0 billion in fiscal 2021 to Rs. 542.4 billion in fiscal 2022, due to an increase of 10.6% in the average volume of interest earning assets and an increase of 20 basis points in net interest margin.

Other income decreased by 12.9% from Rs. 721.7 billion in fiscal 2021 to Rs. 628.8 billion in fiscal 2022 primarily due to a decrease in net earned premium and other operating income relating to insurance business and income from treasury related activities. This was partially offset by an increase in commission, exchange and brokerage income. Premium and other operating income relating to insurance business decreased by 18.7% from Rs. 479.2 billion in fiscal 2021 to Rs. 389.6 billion in fiscal 2022, primarily because operating income of ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022 since it ceased to be a subsidiary from April 1, 2021 and was accounted as an equity affiliate. Income from treasury-related activities decreased from Rs. 99.5 billion in fiscal 2021 to Rs. 55.1 billion in fiscal 2022. In fiscal 2021, we sold equity shareholding in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited and made a net gain of Rs.33.0 billion from these sales.

Operating expenses decreased by 4.1% from Rs. 762.7 billion in fiscal 2021 to Rs. 731.5 billion in fiscal 2022 primarily due to a decrease in expenses related to insurance business, offset, in part, by an increase in other operating expenses. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, operating expenses of ICICI Lombard General Insurance Company Limited are not consolidated in fiscal 2022.

Provisions and contingencies (excluding provision for tax) decreased by 45.2% from Rs. 163.8 billion in fiscal 2021 to Rs. 89.8 billion in fiscal 2022 primarily due to a decrease in provision on advances and Covid-19 related provisions, offset, in part, by an increase in provisions on investments. The provision on advances decreased from Rs. 110.8 billion in fiscal 2021 to Rs. 63.8 billion in fiscal 2022. This decrease in provision on advances was because during fiscal 2022, there were higher upgrades and recoveries from non-performing loans resulting in lower provisioning requirement, offset, in part, by provision made on loans restructured under the Reserve Bank of India’s Resolution Framework and change in provisioning rate on certain non-performing loans to make them more conservative. The provision coverage ratio increased from 76.7% at March 31, 2021 to 77.9% at March 31, 2022.

During fiscal 2022, the Bank wrote-back Covid-19 related provision amounting to Rs. 10.5 billion as against net provision of Rs. 47.5 billion in fiscal 2021. Further, during fiscal 2022, the Bank made an additional contingency provision amounting to Rs. 10.3 billion on a prudent basis. The Bank holds a total contingency provision of Rs. 74.5 billion, including the Covid-19 related contingency provision of Rs. 64.3 billion, at year-end fiscal 2022.

Gross non-performing loans (net of write-offs) decreased from Rs. 427.0 billion at year-end fiscal 2021 to Rs. 345.5 billion at year-end fiscal 2022. Net non-performing loans decreased from Rs. 99.3 billion at year-end fiscal 2021 to Rs. 76.4 billion at year-end fiscal 2022. The net non-performing loan ratio decreased from 1.3% at year-end fiscal 2021 to 0.8% at year-end fiscal 2022. See also, “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.”

The income tax expense increased from Rs. 56.6 billion in fiscal 2021 to Rs. 84.6 billion in fiscal 2022 primarily due to an increase in profit before tax and an increase in effective tax rate. The effective tax rate increased from 21.8% in fiscal 2021 to 24.2% in fiscal 2022 due to change in composition of income.

As a result of the above, the profit after tax increased by 32.5% from Rs. 183.8 billion in fiscal 2021 to Rs. 251.1 billion in fiscal 2022.

Net worth (equity share capital and reserves and surplus) increased from Rs. 1,575.9 billion at year-end fiscal 2021 to Rs. 1,820.5 billion at year-end fiscal 2022 primarily due to accumulation of retained earnings. Total assets and liabilities increased by 11.4% from Rs. 15,738.1 billion at year-end fiscal 2021 to Rs. 17,526.4 billion at year-end fiscal 2022. Total advances increased by 16.2% from 7,918.0 billion at year-end fiscal 2021 to Rs. 9,203.1 billion at year-end fiscal 2022. Total deposits increased by 13.7% from Rs. 9,599.4 billion at year-end fiscal 2021 to Rs. 10,913.7 billion at year-end fiscal 2022.

The changes in capital adequacy ratios of ICICI Bank on an unconsolidated basis (after deducting proposed dividend for fiscal 2022 from capital funds) in accordance with the Reserve Bank of India’s guidelines on Basel III were as follows: common equity Tier 1 risk-based capital ratio increased from 16.80% in fiscal 2021 to 17.60% is fiscal 2022; Tier 1 risk-based capital ratio increased from 18.06% in fiscal 2021 to 18.35% in fiscal 2022; and total risk-based capital ratio increased from 19.12% in fiscal 2021 to 19.16% in fiscal 2022. The changes in our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2022 were as follows: common equity Tier 1 risk-based capital ratio increased from 16.66% in fiscal 2021 to 17.34% in fiscal 2022; Tier 1 risk-based capital ratio increased from 17.81% in fiscal 2021 to 18.02% in fiscal 2022; and total risk-based capital ratio remained at similar level at 18.87% in fiscal 2021 and fiscal 2022.

Business Outlook

Uncertainties in the global economy have increased considerably following the global geopolitical events, including the conflict between Russia and Ukraine and uncertain consequences, the macroeconomic environment and the future trajectory of the Covid-19 pandemic. Elevated crude oil and commodity prices as well as inflationary pressures in advanced and emerging economies have negatively impacted the recovery in global growth. Inflation has touched high levels across most economies, including in the United States and in Europe. The spillovers of these developments on emerging markets like India can be significant. Further, while there has been significant progress in vaccination rates globally, the emergence of new variants and possible mutations may result in re-imposition of related preventive measures in geographies affected by the ongoing pandemic and further cause slowdown in global economic recovery and exacerbate the ongoing supply chain constraints and inflationary pressures.

The Indian economy is vulnerable to these global developments, with spillover evident during the three months ended June 30, 2022 through the commodity and financial channels. While the Reserve Bank of India has begun taking steps to address concerns on inflation and exchange rate movement, the momentum in growth recovery may be impacted, as the economy, the banking sector, including us, and our customers realign to a higher interest rate environment. These developments may impact the growth, profitability, quality of the loan portfolio, and credit costs, of the banking sector, including us.

However, over the medium term, we see favorable prospects for the Indian economy. We expect India’s strong domestic consumption and investment drivers to continue to support healthy rates of growth in a normal environment. The banking sector is expected to benefit from the growing formalization of the economy, the insolvency resolution regime and the rapid adoption of technology in banking.

Our long-term strategy would continue to focus on growing our core operating profit within the guardrails of risk and compliance. We focus on creating holistic value propositions for our customers by adopting a 360-degree customer-centric approach and capturing opportunities across customer ecosystems, leveraging internal synergies, building partnerships and simplifying processes. Cross-functional collaboration among teams have been facilitated to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We have also delayered our organisation structure and empowered teams at the local level to create flexibility and agility in capturing business opportunities. This improves our ability to connect with customers and respond to their needs.

Technology is core to our business strategy. We are creating digital experiences and aim to offer personalised and customized solutions to customers to suit their life-stage and business needs. We partner with technology companies and platforms to leverage opportunities for growth and enhancing service delivery and customer experience. We leverage technology and analytics for deeper insights into market opportunities, customer needs and behavior. We continue to invest in technology to enhance our offerings to customers as well as the scalability, flexibility and resilience of our technology architecture.

We have over the years re-balanced our deposit profile, improved the credit rating profile of the portfolio and reduced concentration risks. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses and deepen relationships with well-rated Indian corporates in international markets and multinational companies for maximizing the India-linked trade, transaction banking and lending opportunities with strict limits on exposures including reduction in current exposure where required. Our gross non-performing loans ratio has decreased and the provisioning coverage on non-performing loans has increased in fiscal 2022. See also, “Business-Strategy.”

In the current uncertain environment, our success will be determined by our ability to respond to the evolving economic environment, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. Generally, the success of our strategy depends on several factors, including our ability to grow our low-cost deposit base, grow our loan book profitably, contain non-performing loans, resolve stressed assets at an early stage, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to ongoing Covid-19 pandemic, geopolitical factors, and other global developments, including movement in oil prices and the exit of the United Kingdom from the European Union, are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “Risk Factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.”

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Operating Results Data

The following table sets forth, for the periods indicated, our summary results data.

	Year ended March 31,
	2021	2022	2022(1)
	(in millions, except per common share data)
Selected income statement data:
Interest earned(2)	Rs. 891,627	Rs. 954,069	US$ 12,575
Interest expended	(426,591)	(411,667)	(5,426)
Net interest income	465,036	542,402	7,149
Other income	720,295	621,295	8,189
Net total income	1,185,331	1,163,696	15,338
Operating expenses
Payments to and provisions for employees	(110,509)	(123,416)	(1,627)
Expenses pertaining to insurance business	(470,513)	(398,763)	(5,256)
Other operating expenses(3)	(181,694)	(209,338)	(2,759)
Total operating expenses	(762,717)	(731,517)	9,642
Operating profit before provisions	422,614	432,179	5,696
Provisions and contingencies (excluding provision for tax)	(163,774)	(89,766)	(1,183)
Share of profit in associates	1,443	7,544	99
Profit before tax	260,283	349,957	4,612
Provision for tax	(56,644)	(84,574)	(1,115)

Profit after tax	203,639	265,383	3,497
Minority interest	(19,796)	(14,282)	(188)
Net profit (after minority interest)	183,843	251,101	3,309

Profitability:
Net profit (after minority interest) as a percentage of:
Average total assets	1.26%	1.57%
Average stockholders’ equity	12.82	15.05
Per common share:
Earnings-basic(4)	Rs. 27.26	Rs. 36.21	US$ 0.48
Earnings-diluted(5)	26.83	35.44	0.47
Book value(6)	Rs. 214.21	Rs. 250.41	US$ 3.30
Dividend payout ratio(7)	7.52%	13.84%
Cost-to-income ratio(8)	64.27	62.86
Cost-to-average assets ratio(9)	5.23	4.59
Capital
Average stockholders’ equity as a percentage of average total assets(10)	9.84%	10.46%

(1)	Rupee amounts for fiscal 2022 have been translated into U.S. dollars using the exchange rate of Rs. 75.87 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2022.

(2)	Interest earned includes interest on income tax refunds of Rs. 2.6 billion and Rs. 2.4 billion for fiscal 2021 and 2022 respectively.

(3)	Includes depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 56,990,290 and 24,643,450 equity shares granted to employees at a weighted average exercise price of Rs. 364.0 and Rs. 570.4 were outstanding at year-end fiscal 2021 and 2022 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	Represents capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(7)	Represents the ratio of total dividends paid on equity share capital as a percentage of net profit (after minority interest). Dividends for a fiscal year are normally paid in the following year.

(8)	Represents the ratio of operating expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of operating expenses to average total assets.

(10)	Represents the ratio of average stockholders’ equity to average total assets. Average stockholders’ equity represents average capital, employees’ stock options outstanding and reserves and surplus reduced by preference share capital. Average total assets represents total of average interest-earning assets and average non-interest earning assets.

(11)	ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank due to reduction in the Bank’s shareholding in ICICI Lombard General Insurance Company Limited below 50.0%. ICICI Lombard General Insurance Company Limited has been accounted as an affiliate in the financial statements from April 1, 2021. Accordingly, the financial results for fiscal 2022 are not comparable with the previous periods.

Consolidated Income Information

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2021	2022	2022	2022/2021 % change
	(in millions, except percentages)
Interest earned(1)	Rs. 891,627	Rs. 954,069	US$ 12,575	7.0%
Interest expense	(426,591)	(411,667)	(5,426)	(3.5)
Net interest income	Rs. 465,036	Rs. 542,402	US$ 7,149	16.6%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2021	2022
	(in millions, except percentages)
Interest earned(1)	Rs. 892,046	Rs. 954,604
Average interest-earning assets	12,425,765	13,743,590
Interest expense	426,588	411,666
Average interest-bearing liabilities	10,260,957	11,234,035
Average total assets	14,576,257	15,944,038
Average interest-earning assets as a percentage of average total assets	85.25%	86.20%
Average interest-bearing liabilities as a percentage of average total assets	70.40	70.46
Average interest-earning assets as a percentage of average interest-bearing liabilities	121.10	122.34
Yield	7.18	6.95
Rupee	7.96	7.71
Foreign currency	2.14	1.48
Cost of funds	4.16	3.66
Rupee	4.46	3.88
Foreign currency	2.04	1.47
Spread(2)	3.02	3.28
Rupee	3.51	3.83
Foreign currency	0.10	0.01
Net interest margin(3)	3.75	3.95
Rupee	4.24	4.42
Foreign currency	0.59%	0.59%

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 0.4 billion for fiscal 2021 and Rs. 0.5 billion for fiscal 2022.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Net interest income increased by 16.6% from Rs. 465.0 billion in fiscal 2021 to Rs. 542.4 billion in fiscal 2022, reflecting an increase of 10.6% in the average volume of interest-earning assets and an increase in net interest margin by 20 basis points.

Net interest margin

Net interest margin on the rupee portfolio increased by 18 basis points from 4.24% in fiscal 2021 to 4.42% in fiscal 2022 and net interest margin on the foreign currency portfolio remained at similar level at 0.59% in fiscal 2021 and fiscal 2022. Overall net interest margin increased by 20 basis points from 3.75% in fiscal 2021 to 3.95% in fiscal 2022 primarily due to an increase in proportion of rupee interest earning assets in total assets. The yield on average interest-earning assets decreased by 23 basis points from 7.18% in fiscal 2021 to 6.95% in fiscal 2022. The cost of funds decreased by 50 basis points from 4.16% in fiscal 2021 to 3.66% in fiscal 2022.

The yield on the rupee portfolio decreased by 25 basis points from 7.96% in fiscal 2021 to 7.71% in fiscal 2022 primarily due to the following:

•	The yield on rupee advances decreased by 62 basis points from 9.46% in fiscal 2021 to 8.84% in fiscal 2022. The yield on rupee investments decreased by 23 basis points from 6.37% in fiscal 2021 to 6.14% in fiscal 2022. The yield on rupee other interest-earning assets decreased by 43 basis points from 2.86% in fiscal 2021 to 2.43% in fiscal 2022.

•	The yield on rupee advances decreased primarily due to re-pricing of existing floating rate loans linked to the marginal cost of funds based lending rate and the repo rate to lower rates, and incremental lending at lower rates.

The Bank reduced the 1-year marginal cost of funds based lending rate by 85 basis points in phases during fiscal 2021 and by an additional 5 basis points during fiscal 2022.

The Reserve Bank of India had reduced the repo rate by 40 basis points from 4.40% in March 2020 to 4.00% in May 2020. The full impact of the decrease in the marginal cost of funds based lending rate and repo rate during fiscal 2021 is reflected in the yield on advances in fiscal 2022. At March 31, 2022, of the total domestic loan book, 30% had fixed interest rates, 41% had interest rates linked to repo rate, 22% had interest rates linked to the marginal cost of funds based lending rate and other older benchmarks and 7% had interest rates linked to treasury bills. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest earning rupee government securities decreased primarily due to investment in floating rate bonds at lower market yields. The yield on investments, other than government securities, decreased primarily due to a decrease in average investment in pass through certificates which are relatively high yielding, and a decrease in yield on bonds and debentures and commercial papers.

•	The yield on other interest-earning rupee assets decreased by 43 basis points from 2.86% in fiscal 2021 to 2.43% in fiscal 2022 primarily due to an increase in average balance with the Reserve Bank of India (cash reserve ratio) which does not earn any interest and a decrease in yield on rural infrastructure development fund and related deposits. During March 2020, the Reserve Bank of India had reduced the cash reserve ratio from 4% to 3% as a one-time measure to help banks tide over the disruption caused by Covid-19. Subsequently, in February 2021, the Reserve Bank of India had increased the cash reserve ratio to 3.5% for the first two months of fiscal 2022 and further to 4.0% thereafter.

•	Other interest income primarily includes interest on income tax refund and swap premium income. Other interest income in fiscal 2022 increased primarily due to higher swap premium income on account of surplus rupee liquidity deployed in foreign currency due to prevailing high forward premia. The rupee liquidity was converted into foreign currency through buy/sell swaps in the forwards market. The foreign currency generated through these swaps was deployed through foreign currency placements/investments.

•	Interest on income tax refunds decreased from Rs. 2.6 billion in fiscal 2021 to Rs. 2.4 billion in fiscal 2022. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and hence are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 58 basis points from 4.46% in fiscal 2021 to 3.88% in fiscal 2022 primarily due to the following factors:

•	The cost of rupee deposits decreased by 60 basis points from 4.21% in fiscal 2021 to 3.61% in fiscal 2022 due to a decrease in cost of term deposits and an increase in the proportion of average current and savings account deposits in total deposits.

The cost of rupee term deposits decreased by 89 basis points from 5.53% in fiscal 2021 to 4.64% in fiscal 2022. The Bank reduced retail term deposits rates for select maturities in phases during fiscal 2021 and fiscal 2022. The cost of savings account deposits decreased from 3.17% in fiscal 2021 to 3.15% in fiscal 2022. The average rupee current account and savings account deposits as a percentage of total average rupee deposits were 44.5% in fiscal 2022 as compared to 41.9% in fiscal 2021.

•	The cost of rupee borrowings increased by 27 basis points from 6.05% in fiscal 2021 to 6.32% in fiscal 2022 primarily due to an increase in the cost of rupee borrowings of ICICI Bank, offset, in part, by a decrease in the cost of rupee borrowings of ICICI Securities Primary Dealership. The cost of rupee borrowings of ICICI Bank increased primarily due to a decrease in proportion of lower cost call money and liquidity adjustment facility borrowings, offset, in part, by a decrease in cost of refinance borrowings and bond borrowings. The decrease in cost of refinance borrowings and bond borrowings was primarily due to maturity/repayment of higher cost borrowings and new borrowings at lower cost. The cost of rupee borrowing of ICICI Securities Primary dealership decreased due to a decrease in cost of repurchase borrowings. The cost of repurchase borrowing was low due to interest rate reduction and various other measures taken by the Reserve Bank of India to infuse and maintain liquidity in the Indian market in fiscal 2021 and fiscal 2022.

The total average rupee deposits of the Bank as a percentage of total average rupee funding increased from 88.9% in fiscal 2020 to 92.7% in fiscal 2022. Further, the Bank has been focusing on reducing its rupee borrowings which are relatively higher cost. This has resulted in overall reduction in the rupee funding cost of the Bank.

Net interest margin on the foreign currency portfolio remained at similar level at 0.59% in fiscal 2021 and fiscal 2022. Average interest-earning foreign currency assets increased by 1.0% from Rs. 1,672.0 billion in fiscal 2021 to Rs. 1,688.2 billion in fiscal 2022. Average interest-bearing foreign currency liabilities decreased by 19.2% from Rs. 1,268.7 billion in fiscal 2021 to Rs. 1,025.2 billion in fiscal 2022.

The yield on our foreign currency portfolio decreased by 66 basis points from 2.14% in fiscal 2021 to 1.48% in fiscal 2022 primarily due to the following:

•	The yield on average foreign currency interest-earning assets of ICICI Bank decreased by 71 basis points from 1.83% in fiscal 2021 to 1.12% in fiscal 2022 primarily due to a decrease in the yield on average advances and other interest-earning assets. The yield on average advances decreased by 88 basis points from 2.40% in fiscal 2021 to 1.52% in fiscal 2022 primarily due to low yielding short term trade finance loans.

•	The yield on average interest-earning assets of ICICI Bank UK PLC decreased primarily due to a decrease in yield on average advances and a decrease in yield on average investments. The yield on average advances decreased primarily due to a decrease in LIBOR and sell down of lower rated corporate loans which were higher yielding. The yield on average investments decreased due to sell down of lower rated corporate bonds, which were higher yielding.

•	The yield on average interest-earning assets of ICICI Bank Canada decreased primarily due to a decrease in yield on average advances and average investments. The yield on average advances decreased due to decrease in benchmark interest rates. The yield on average investments decreased due to new investment in government securities at lower yield.

The cost of funds for the foreign currency portfolio decreased by 57 basis points from 2.04% in fiscal 2021 to 1.47% in fiscal 2022, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased in fiscal 2022 as compared to fiscal 2021 primarily due to a decrease in cost of borrowings. The cost of borrowings decreased primarily due to maturity/repayment of bond borrowings which were relatively higher cost, and decrease in cost of term borrowings.

•	The cost of funds of ICICI Bank UK PLC decreased in fiscal 2022 as compared to fiscal 2021 primarily due to a decrease in cost of borrowings. The cost of borrowings decreased primarily due to a decrease in LIBOR and maturity of higher cost bond borrowing.

•	The cost of funds of ICICI Bank Canada decreased in fiscal 2022 as compared to fiscal 2021 primarily due to a decrease in cost of deposits. The cost of deposits decreased primarily due to a decline in interest rates offered on deposits on account of lower benchmark interest rates.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity condition, movement in interest rates, the competitive environment, level of additions to non-performing loans, regulatory developments, monetary policy, uncertainties related to the ongoing Covid-19 pandemic and the economic and geo-political factors. These developments may have an adverse impact on the net interest margin. The timing and quantum of recoveries and interest on income tax refund is uncertain.

Interest rates on approximately 47.7% of ICICI Bank’s domestic loans are linked to external market benchmarks. Any differential movements in the external benchmark rates vis-à-vis our cost of funds may impact our interest earned, yield on advances, interest expended, net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 10.6% from Rs. 12,425.8 billion in fiscal 2021 to Rs. 13,743.6 billion in fiscal 2022. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 1,156.1 billion and average other interest-earning assets by Rs. 202.6 billion, offset, in part, by a decrease in average investments by Rs. 40.9 billion.

The average volume of rupee interest-earning assets increased by 12.1% from Rs. 10,753.7 billion in fiscal 2021 to Rs. 12,055.4 billion in fiscal 2022 primarily due to an increase in average advances and average other interest-earning assets, offset, in part, by a decrease in average investments. Average rupee advances increased by 21.1% from Rs. 6,064.3 billion in fiscal 2021 to Rs. 7,334.0 billion in fiscal 2022. Average other rupee interest-earning assets increased by 8.5% from Rs. 1,062.6 billion in fiscal 2021 to Rs. 1,152.6 billion in fiscal 2022 primarily due to an increase in balances with the Reserve Bank of India to maintain cash reserve ratio, offset, in part, by a decrease in lending to the Reserve Bank of India under liquidity adjustment facility. Average rupee investments decreased by 1.9% from Rs. 3,626.9 billion in fiscal 2021 to Rs. 3,558.9 billion in fiscal 2022 primarily due to a decrease in average investments in pass through certificates and bonds and debentures, offset, in part, by an increase in average investment in Indian government securities. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, the average volume of interest-earning assets in fiscal 2022 is not comparable with the average volume of interest-earning assets in fiscal 2021.

The average volume of foreign currency interest-earning assets increased by 1.0% from Rs. 1,672.0 billion in fiscal 2021 to Rs. 1,688.2 billion in fiscal 2022. Average foreign currency advances decreased by 11.3% from Rs. 1,098.7 billion in fiscal 2021 to Rs. 975.1 billion in fiscal 2022. Average foreign currency investments increased by 15.1% from Rs. 179.9 billion in fiscal 2021 to Rs. 207.0 billion in fiscal 2022 primarily due to an increase in investments in treasury bills by ICICI Bank Canada, offset, in part, by a decrease in investments in banker’s acceptances and bonds by ICICI Bank Canada. Average other foreign currency interest-earning assets increased by 28.6% from Rs. 393.4 billion in fiscal 2021 to Rs. 506.0 billion in fiscal 2022 primarily due to an increase in balances with other banks.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 9.5% from Rs. 10.261.0 billion in fiscal 2021 to Rs. 11,234.0 billion in fiscal 2022 primarily due to an increase in average deposits by Rs. 1,322.2 billion, offset, in part, by a decrease in average borrowings by Rs. 349.1 billion.

Average interest-bearing rupee liabilities increased by 13.5% from Rs. 8,992.3 billion in fiscal 2021 to Rs. 10,208.8 billion in fiscal 2022. Average rupee time deposits increased by 12.4% from Rs. 4,530.8 billion in fiscal 2021 to Rs. 5,094.1 billion in fiscal 2022. Average rupee current account and savings account deposits increased by 25.1% from Rs. 3,264.6 billion in fiscal 2021 to Rs. 4,084.7 billion in fiscal 2022. Average rupee borrowings decreased by 13.9% from Rs. 1,196.9 billion in fiscal 2021 to Rs. 1,030.0 billion in fiscal 2022.

Average interest-bearing foreign currency liabilities decreased by 19.2% from Rs. 1,268.7 billion in fiscal 2021 to Rs. 1,025.2 billion in fiscal 2022 due to a decrease in borrowings and deposits. Average foreign currency borrowings decreased by 26.8% from Rs. 680.1 billion in fiscal 2021 to Rs. 497.8 billion in fiscal 2022 primarily due to a decrease in borrowings of ICICI Bank, ICICI Bank UK PLC and ICICI Bank Canada. Average borrowings of ICICI Bank decreased primarily due to a decrease in term money borrowings and bond borrowings. Average borrowings of ICICI Bank UK PLC decreased primarily due to maturity of long-term borrowings. Average borrowings of ICICI Bank Canada decreased primarily due to reduction in securitized borrowings. Average foreign currency deposits decreased by 10.4% from

Rs. 588.6 billion in fiscal 2021 to Rs. 527.4 billion in fiscal 2022. Average deposits of ICICI Bank decreased primarily due to a decrease in foreign currency non-resident deposits. Average deposits of ICICI Bank UK PLC decreased primarily due to a decrease in term deposits, offset, in part, by an increase in retail savings and current deposits. Average foreign currency deposits of ICICI Bank Canada increased primarily due to an increase in term deposits.

During fiscal 2022, the Bank converted the excess rupee liquidity into foreign currency and deployed in foreign currency placements/investments. This has resulted in average foreign currency assets being significantly higher than average foreign currency liabilities.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	140,231	Rs.	172,884	US$	2,279	23.3%
Income from treasury-related activities (net)		99,545		55,060		726	(44.7)
- Profit/(loss) on exchange/derivative transactions (net)		19,721		29,933		395	51.8
-Profit/(loss) on other treasury-related activities(1)		79,824		25,127		331	(68.5)
Profit/(loss) on sale of land, buildings and other assets (net)		(63)		57		1	N/M
Premium and other operating income from insurance business		479,231		389,596		5,135	(18.7)
Miscellaneous income		2,795		11,242		148	—
- Share of profit in associates		1,443		7,544		99	—
-Others		1,352		3,698		49	—
Total other income	Rs.	721,739	Rs.	628,839	US$	8,289	(12.9%)

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments,

(2)	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, other income of ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

Other income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/(loss) on treasury-related activities and other miscellaneous income. This analysis of other income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections. Our other income may be impacted by lower credit demand, the competitive environment, regulatory developments and the economic slowdown and uncertainties due to the future trajectory of Covid-19 pandemic.

Other income decreased by 12.9% from Rs. 721.7 billion in fiscal 2021 to Rs. 628.8 billion in fiscal 2022 primarily due to a decrease in net earned premium and other operating income relating to insurance business, income from treasury related activities, offset, in part, by an increase in commission, exchange and brokerage income.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and private equity fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients, such as lending linked fees, and transaction banking fees such as fees on cash management services, commission on bank guarantees, letters of credit and bills discounting. The fee income of our banking business also includes fees from retail customers such as lending linked fees and transaction banking fee such as credit card related fees, debit card related fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased from Rs. 140.2 billion in fiscal 2021 to Rs. 172.9 billion in fiscal 2022 primarily due to an increase in transaction banking fees, lending linked fees, fund management fees and third party products distribution fees. Transaction banking fees increased from Rs. 65.5 billion in fiscal 2021 to Rs. 78.9 billion in fiscal 2022 primarily due to an increase in fee income from credit cards and debit cards. Lending linked fees increased from Rs. 26.0 billion in fiscal 2021 to Rs. 33.0 billion in fiscal 2022. Fund management fees increased from Rs. 20.4 billion in fiscal 2021 to Rs. 24.7 billion in fiscal 2022. Securities brokerage income increased from Rs. 14.8 billion in fiscal 2021 to Rs. 15.5 billion in fiscal 2022 Third party products distribution fees increased from Rs. 5.8 billion in fiscal 2021 to Rs. 9.4 billion in fiscal 2022.

Commission, exchange and brokerage income of the Bank for fiscal 2021 was impacted due to lower borrowing and investment activity by customers and lower consumer spends caused by the nation-wide lockdown for the first two months of fiscal 2021 followed by gradual easing of lockdown measures.

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

Income from treasury-related activities decreased from Rs. 99.6 billion in fiscal 2021 to Rs. 55.1 billion in fiscal 2022.

Income from our equity portfolio decreased from Rs. 50.0 billion in fiscal 2021 to Rs. 16.9 billion in fiscal 2022. In fiscal 2021, the Bank sold equity shareholding in ICICI Lombard General Insurance Company, ICICI Prudential Life Insurance Company and ICICI Securities and made a net gain of Rs. 33.0 billion. Further, during fiscal 2021, there was significant improvement in equity market in India, resulting in higher gains on sale of other equity shares.

Income from our government securities portfolio and other fixed income positions decreased from Rs. 28.6 billion in fiscal 2021 to Rs. 5.6 billion in fiscal 2022. In fiscal 2021, income from our government securities portfolio and other fixed income positions was higher primarily due to a decrease in yield on government securities resulting in higher opportunities for gains.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 19.7 billion in fiscal 2021 to Rs. 29.9 billion in fiscal 2022.

Premium and other operating income from insurance business

Premium and other operating income from insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Premium and other operating income from insurance business decreased by 18.7% from Rs. 479.2 billion in fiscal 2021 to Rs. 389.6 billion in fiscal 2022. The decrease was because ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate from April 1, 2021. Accordingly, premium and other operating income from ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

Income from our life insurance business increased by 3.9% from Rs. 374.8 billion in fiscal 2021 to Rs. 389.6 billion in fiscal 2022. Net premium income of our life insurance subsidiary increased by 3.6% from Rs. 349.3 billion in fiscal 2021 to Rs. 362.1 billion in fiscal 2022. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 4.8% from Rs. 357.3 billion in fiscal 2021 to Rs. 374.6 billion in fiscal 2022 primarily due to an increase in retail new business premium and group premium. Retail new business premium increased by 18.5% from Rs. 78.5 billion in fiscal 2021 to Rs. 93.0 billion in fiscal 2022. Group premium increased by 13.5% from Rs. 59.3 billion in fiscal 2021 to Rs. 67.3 billion in fiscal 2022. Retail renewal premium decreased by 2.4% from Rs. 219.6 billion in fiscal 2021 to Rs. 214.4 billion in fiscal 2022. Fee and other life insurance related income of our life insurance subsidiary increased by 7.9% from Rs. 25.5 billion in fiscal 2021 to Rs. 27.5 billion in fiscal 2022.

Miscellaneous income

Miscellaneous income increased from Rs. 2.8 billion in fiscal 2021 to Rs. 11.2 billion in fiscal 2022. Miscellaneous income includes share of profit in associates related to ICICI General Insurance Company Limited amounting to Rs. 1.4 billion in fiscal 2021 and Rs. 7.5 billion in fiscal 2022 respectively.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	110,509	Rs.	123,416	US$	1,627	11.7%
Depreciation on own property		13,267		13,112		173	(1.2)
Auditor’s fees and expenses		296		220		3	(25.7)
Expenses pertaining to insurance business		470,513		398,763		5,256	(15.2)
Other operating expenses		168,132		196,007		2,583	16.6
Total operating expenses	Rs.	762,717	Rs.	731,518	US$	9,642	(4.1)%

(1)	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, operating expenses of ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

Operating expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other operating expenses. Operating expenses decreased by 4.1% from Rs. 762.7 billion in fiscal 2021 to Rs. 731.5 billion in fiscal 2022 primarily due to a decrease in expenses related to insurance business, offset, in part, by an increase in other operating expenses.

Payments to and provisions for employees

Employee expenses increased by 11.7% from Rs. 110.5 billion in fiscal 2021 to Rs. 123.4 billion in fiscal 2022. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 130,170 at year-end fiscal 2021 to 130,542 at year-end fiscal 2022. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank and became an affiliate. Accordingly, the number of employees in fiscal 2022 is not comparable with the number of employees in fiscal 2021.

The employee expenses of ICICI Bank increased by 19.5% from Rs. 80.9 billion in fiscal 2021 to Rs. 96.7 billion in fiscal 2022. Employee expenses increased primarily due to an increase in salary cost and provision for performance bonus and performance-linked retention pay. Salary cost increased primarily due to annual increments and promotions and due to an increase in average staff strength. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased by 7.1% from 94,480 employees in fiscal 2021 to 101,233 employees in fiscal 2022. Further, employee expenses in fiscal 2022 includes an impact of Rs. 2.6 billion due to accounting of employee stock options on fair value basis for options granted after March 31, 2021, as per clarification issued by the Reserve Bank of India.

The employee expenses of ICICI Prudential Life Insurance Company increased by 19.9% from Rs. 10.0 billion in fiscal 2021 to Rs. 12.0 billion in fiscal 2022. The employee expenses of ICICI Securities Limited increased by 15.2% from Rs. 5.7 billion in fiscal 2021 to Rs. 6.6 billion in fiscal 2022. The employee expenses of ICICI Prudential Asset Management Company increased by 25.5% from Rs. 2.6 billion in fiscal 2021 to Rs. 3.3 billion in fiscal 2022. The employee expenses of ICICI Home Finance Company increased by 8.1% from Rs. 1.6 billion in fiscal 2021 to Rs. 1.7 billion in fiscal 2022.

Depreciation

Depreciation on owned properties decreased by 1.2% from Rs. 13.3 billion in fiscal 2021 to Rs. 13.1 billion in fiscal 2022.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other operating expenses increased by 16.6% from Rs. 168.1 billion in fiscal 2021 to Rs. 196.0 billion in fiscal 2022.

Other operating expenses of ICICI Bank increased by 28.2% from Rs. 123.8 billion in fiscal 2021 to Rs. 158.8 in fiscal 2022. During fiscal 2021, the other operating expenses were lower due to the impact on business activities caused by the nation-wide lockdown announced during April-May 2020 followed by gradual easing of lockdown measures.

Other operating expenses of our life insurance subsidiary increased from Rs. 16.6 billion in fiscal 2021 to Rs. 24.5 billion in fiscal 2022 primarily due to an increase in advertisement and sales related expenses.

Other operating expenses of our securities subsidiary increased from Rs. 4.4 billion in fiscal 2021 to Rs. 6.2 billion in fiscal 2022 primarily due to an increase in operating expenses linked to business volumes, digital marketing initiatives, recruitment expenses, professional fees and technology related expenses.

Other operating expenses of our home finance subsidiary increased from Rs. 1.5 billion in fiscal 2021 to Rs. 1.8 billion in fiscal 2022. Other operating expenses of our asset management subsidiary increased from Rs. 2.6 billion in fiscal 2021 to Rs. 3.3 billion in fiscal 2022.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business decreased by 15.2% from Rs. 470.5 billion in fiscal 2021 to Rs. 398.8 billion in fiscal 2022. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, expenses relating to insurance business from ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

The expenses related to our life insurance subsidiary increased by 2.4% from Rs. 390.3 billion in fiscal 2021 to Rs. 399.5 billion in fiscal 2022 primarily due to an increase in provisions for policy holder liabilities (non-linked) from Rs. 129.8 billion in fiscal 2021 to Rs. 135.0 billion in fiscal 2022 and an increase in claims and benefits payouts from Rs. 33.2 billion in fiscal 2021 to Rs. 59.0 billion in fiscal 2022. Claims and benefits payouts increased in fiscal 2022 due to Covid-19 pandemic related claims and provisions.

The reserves for the actuarial liability of the life insurance business for the investible portion of the premium on unit-linked policies decreased by 11.0% from Rs. 218.0 billion in fiscal 2021 to Rs. 194.0 billion in fiscal 2022 primarily due to decrease in linked premium income. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Provision For Tax)

Provisions for Non-Performing Loans and Restructured Loans

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. The Bank’s home finance subsidiary classifies its loans and other credit facilities in accordance with the guidelines of the National Housing Bank. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country.

A loan is classified as restructuring, where a concessionary modification such as changes in repayment period, principal amount, repayment installment and reduction in rate of interest has been made and downgraded to non-performing. The restructuring of loans in the event of a natural calamity, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continues to be classified as standard restructured loans. Further, the Reserve Bank of Indian through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020 and May 5, 2021, provided a prudential framework to implement a resolution plan in respect of eligible borrowers, while classifying such exposures as standard, subject to specified conditions.

The Bank has, since April 2016, implemented enhanced internal controls, relating to the review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

ICICI Bank makes provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, the Bank makes provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. The Bank makes provisions on retail non-performing loans at the borrower level in accordance with its retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including the Reserve Bank of India direction for additional provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The Bank holds higher specific provisions on retail loans and advances than the minimum regulatory requirement. The Bank’s United Kingdom subsidiary maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

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

In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors, exposures to step-down subsidiaries of Indian companies, incremental exposure to borrowers identified under the framework for large exposure of the Reserve Bank of India. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of the Board and the Reserve Bank of India. Further, the Reserve Bank of India guidelines on “Resolution Framework for COVID-19-related Stress” provide a prudential framework for resolution plan of certain loans. The Reserve Bank of India circular requires the banks to hold minimum 10% provision on these loans. The Bank makes general provision on such loans at rates equal or higher than requirements stipulated in Reserve Bank of India circulars.

The Bank, on prudent basis, has made Covid-19 related provision on certain borrowers, including those who had taken moratorium at any time during fiscal 2021 under the extant Reserve Bank of India guidelines. This provision is included as contingency provision in the books. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

Non-Performing Loans Strategy

In respect of unviable non-performing loans, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral, driving consolidation and seeking resolution under the Insolvency and Bankruptcy Code under specific circumstances, which among other measures includes recovery through the sale of borrower’s assets in a time-bound manner. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded we undertake charge-offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early stage solutions to incipient problems.

The Bank’s strategy for the resolution of stressed corporate assets involves referring these cases for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal. The Insolvency and Bankruptcy Code, 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. Further, the filing for resolution by various stakeholders, including financial creditors and any other participant as may be eligible, could impact our provisioning and credit loss. In addition, the requirement to complete the resolution process within the stipulated timeline to avoid liquidation of the borrower, may impact recoveries from these stressed accounts. In the event borrowers go into liquidation, the additional credit losses may be significant. In April 2021, the Government of India passed another ordinance introducing a pre-packaged insolvency resolution process for micro, small and medium enterprises.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets”.

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures. We may seek to recover loans through enforcement of our rights in collateral. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for U.S. banks under similar circumstances. See also “Business—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

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

Non-performing Loans

The following table sets forth, for the periods indicated, the change in our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loan portfolio(1).

	At March 31,
Particulars	2021		2022		2022
A. Consumer loans and credit card receivables(2)
Non-performing loans at the beginning of the fiscal year	Rs.	73,911	Rs.	142,923	US$	1,884
Addition: New non-performing loans during the year		121,983		161,399		2,127
Less: Upgrade(3)		(6,989)		(80,544)		(1,062)
Recoveries (excluding recoveries made from upgraded accounts)		(16,781)		(48,103)		(634)
Write-offs		(29,201)		(62,404)		(822)
Non-performing loans at the end of the fiscal year	Rs.	142,923	Rs.	113,271	US$	1,493
B. Commercial(4)
Non-performing loans at the beginning of the fiscal year	Rs.	364,511	Rs.	284,106	US$	3,745
Addition: New non-performing loans during the year		46,519		41,815		551
Less: Upgrade(3)		(10,557)		(24,406)		(322)
Recoveries (excluding recoveries made from upgraded accounts)		(38,545)		(22,930)		(302)
Write-offs		(77,822)		(46,342)		(611)
Non-performing loans at the end of the fiscal year	Rs.	284,106	Rs.	232,243	US$	3,061
C. Leasing and related activities
Non-performing loans at the beginning of the fiscal year	Rs.	—	Rs.	—		US$ —
Addition: New non-performing loans during the year		—		—		—
Less: Upgrade(3)		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—
Write-offs		—		—
Non-performing loans at the end of the fiscal year	Rs.	—	Rs.	—	US$	—
D. Total non-performing loans (A+B+C)
Non-performing loans at the beginning of the fiscal year	Rs.	438,422	Rs.	427,029	US$	5,629
Addition: New non-performing loans during the year(3)		168,502		203,214		2,678
Less: Upgrade(4)		(17,546)		(104,950)		(1,384)
Recoveries (excluding recoveries made from upgraded accounts)		(55,326)		(71,033)		(936)
Write-offs		(107,023)		(108,746)		(1,433)
Non-performing loans at the end of the fiscal year(3)(5)	Rs.	427,029	Rs.	345,514	US$	4,554

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Does not include Rs. 3.9 billion at March 31, 2021, where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, post outbreak of Covid-19 pandemic.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

Gross additions to non-performing consumer loans increased from Rs. 122.0 billion in fiscal 2021 to Rs. 161.4 billion in fiscal 2022. In fiscal 2022, we upgraded non-performing consumer loans of Rs. 80.5 billion as compared to Rs. 7.0 billion in fiscal 2021. In fiscal 2022, we made recoveries against non-performing consumer loans of Rs. 48.1 billion (fiscal 2021: Rs. 16.8 billion) and wrote off non-performing loans amounting to Rs. 62.4 billion (fiscal 2021: Rs. 29.2 billion). Gross non-performing consumer loans decreased from Rs. 142.9 billion at year-end fiscal 2021 to Rs. 113.3 billion at year-end fiscal 2022.

The gross additions to non-performing commercial loans decreased from Rs. 46.5 billion in fiscal 2021 to Rs. 41.8 billion in fiscal 2022. In fiscal 2022, we upgraded non-performing commercial loans amounting to Rs. 24.4 billion as compared to Rs. 10.6 billion in fiscal 2021 and made recoveries of non-performing commercial loans amounting to Rs. 23.0 billion in fiscal 2022 as compared to Rs. 38.5 billion in fiscal 2021. In fiscal 2022, commercial loans amounting to Rs. 46.3 billion were written-off, as compared to Rs. 77.8 billion in fiscal 2021, based on a borrower- specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 284.1 billion at year-end fiscal 2021 to Rs. 232.2 billion at year-end fiscal 2022.

As a result of the above, our gross non-performing loans decreased by 19.1% from Rs. 427.0 billion at year-end fiscal 2021 to Rs. 345.5 billion at year-end fiscal 2022. Our net non-performing loans decreased by 23.1% from Rs. 99.3 billion at year-end fiscal 2021 to Rs. 76.4 billion at year-end fiscal 2022. The net non-performing loans ratio decreased from 1.3% at year-end fiscal 2021 to 0.8% at year-end fiscal 2022.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 36.4 billion at March 31, 2022 as compared to Rs. 44.0 billion at March 31, 2021.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	4,293	Rs.	38,776	US$	511	803.1%
Add: Loans restructured during the year		35,949		81,546		1,075	126.8
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		87		352		5	307.3
Less: Loans upgraded to standard category during the year		—		—		—	—
Less: Loans downgraded to non-performing category during the year		(422)		(14,379)		(190)	3,310.3
Less: Repayments/change in management/conversion to equity shares during the year		(1,132)		(13,029)		(172)	1,050.9
Gross restructured loans	Rs.	38,776	Rs.	93,266	US$	1,229	140.5%
Provisions for restructured loans		(897)		(2,914)		(38)	225.1
Net restructured loans	Rs.	37,879	Rs.	90,352	US$	1,191	138.5%
Average balance of net restructured loans(1)	Rs.	11,611	Rs.	80,793	US$	1,065	595.9%
Gross loans	Rs.	8,246,596	Rs.	9,475,107		US$ 124,886	14.9%
Net loans	Rs.	7,918,014	Rs.	9,203,081		US$ 121,301	16.2%
Gross restructured loans as a percentage of gross loans		0.5%		1.0%
Net restructured loans as a percentage of net loans		0.5%		1.0%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	In addition, the Bank holds general provision amounting to Rs. 23,562 million at year-end fiscal 2022 (year-end fiscal 2021: Rs. 4,560 million) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

In fiscal 2022, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating to Rs. 82.0 billion primarily under the prudential frameworks for resolution plan of loans under the Reserve Bank of India guidelines. Further, in fiscal 2022, restructured standard loans amounting to Rs. 14.4 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms. The gross outstanding standard restructured loans increased from Rs. 38.8 billion at year-end fiscal 2021 to Rs. 93.3 billion at year-end fiscal 2022 and the net outstanding restructured loans increased from Rs. 37.9 billion at year-end fiscal 2021 to Rs. 90.4 billion at year-end fiscal 2022. In addition, the Bank holds general provision amounting to Rs. 23.6 billion at year-end fiscal 2022 on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 5.6 billion at year-end fiscal 2022.

The aggregate gross non-performing and standard restructured loans decreased by Rs. 27.0 billion, or 5.8%, from Rs. 465.8 billion at year-end fiscal 2021 to Rs. 438.8 billion at year-end fiscal 2022. The aggregate net non-performing and restructured loans increased by Rs. 29.6 billion, or 21.6%, from Rs. 137.2 billion at year-end fiscal 2021 to Rs. 166.8 billion at year-end fiscal 2022.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At year-end fiscal 2022, the loan amounting to Rs. 8.9 billion (at year-end fiscal 2021: Rs. 9.8 billion) was classified as standard.

The Bank’s Canadian subsidiary adopted International Financial Reporting Standards 9 (IFRS 9) – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2022, the Bank’s Canadian subsidiary classified exposure of Rs. 14.0 billion as Stage-2 (March 31, 2021: Rs. 27.7 billion) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 0.8 billion (March 31, 2021: Rs. 1.0 billion) in fiscal 2021. The decrease in Stage-2 exposure and allowance for expected credit loss was primarily due to sell-down of certain exposures and improvement in economic and business environment in fiscal 2022 compared with fiscal 2021 brought about by the Covid-19 pandemic.

Provisions and contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	(1,950)	Rs.	5,412	US$	71	N/M
Provision for non-performing and other assets		110,815		63,775		841	(42.4)%
Provision for standard assets		1,569		4,065		54	—
Others(1)(2)		53,340		16,514		218	—
Total provisions and contingencies (excluding provision for tax)	Rs.	163,774	Rs.	89,766	US$	1,184	(45.2)%

N/M – Not meaningful

(1)	Includes write-back of Covid-19 related provision amounting to Rs. 10.5 billion for fiscal 2022 (Fiscal 2021: provision made amounting to Rs. 47.5 billion).

(2)	Includes contingency provision amounting to Rs. 10.3 billion on a prudent basis for fiscal 2022.

Provisions and contingencies (excluding provision for tax) decreased by 45.2% from Rs. 163.8 billion in fiscal 2021 to Rs. 89.8 billion in fiscal 2022 primarily due to a decrease in provision on non-performing and other assets and reversal of Covid-19 related provision in fiscal 2022 as compared to creation of Covid-19 related provision in fiscal 2021, offset, in part, by an increase in other provisions and contingencies.

Provision for non-performing and other assets decreased by 42.4% from Rs. 110.8 billion in fiscal 2021 to Rs. 63.8 billion in fiscal 2022. During fiscal 2022, there were higher upgrades and recoveries from non-performing loans resulting in lower provisioning requirement, offset, in part, by provision made on loans restructured under Resolution Framework, of the Reserve Bank of India and change in provisioning rate on certain non-performing loans to make it more conservative. The provision coverage ratio i.e., specific provisions against non-performing loans as a percentage of gross non-performing loans, increased from 76.7% at March 31, 2021 to 77.9% at March 31, 2022.

Provision for investments increased from a write-back of Rs. 2.0 billion in fiscal 2021 to a provision of Rs. 5.4 billion in fiscal 2022. During fiscal 2022, the Bank has made an additional provision on security receipts outstanding at March 31, 2022, based on the remaining life of the underlying trusts resulting in an additional provision of Rs. 6.3 billion.

Provision for standard assets increased from Rs. 1.6 billion in fiscal 2021 to Rs. 4.1 billion in fiscal 2022 primarily due to an increase in provision for standard assets of ICICI Bank. Provision for standard assets of ICICI Bank increased from Rs. 2.8 billion in fiscal 2021 to Rs. 4.5 billion in fiscal 2022.

Other provisions decreased from Rs. 53.3 billion in fiscal 2021 to Rs. 16.5 billion in fiscal 2022. Provision for non-fund outstanding of ICICI Bank increased from Rs. 3.2 billion in fiscal 2021 to Rs. 11.7 billion in fiscal 2022. During fiscal 2022, the Bank made provision amounting to Rs. 3.2 billion on share application on loan conversion.

The Bank made net Covid-19 related provision of Rs. 47.5 billion in fiscal 2021 and held an aggregate Covid-19 related provision of Rs. 74.8 billion at March 31, 2021. During fiscal 2022, the Bank wrote-back Covid-19 related provision of Rs. 10.5 billion. Further, during fiscal 2022, the Bank made additional contingency provision of Rs. 10.3 billion on a prudent basis. The Bank held contingency provision, including Covid-19 related contingency provision of Rs. 64.3 billion, of Rs. 74.5 billion at year-end fiscal 2022.

See also “Risk Factors—Risks Relating to Our Business—The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance.”.

Provision for Tax

The provision for income tax expense increased from Rs. 56.6 billion in fiscal 2021 to Rs. 84.6 billion in fiscal 2022 primarily due to an increase in profit before tax and increase in effective tax rate. The effective tax rate increased from 21.8% in fiscal 2021 to 24.2% in fiscal 2022.

Provision for income tax expense of the Bank increased from Rs. 39.9 billion in fiscal 2021 to Rs. 72.7 billion in fiscal 2022 primarily due to an increase in profit before tax. The effective tax rate of the Bank increased from 19.8% in fiscal 2021 to 23.7% in fiscal 2022 primarily due to change in composition of income. In fiscal 2021 the Bank had a significant amount of capital gain resulting from sale of stake in subsidiaries, which attracts lower income tax.

Provision for income tax expense of ICICI Prudential Life Insurance Company Limited decreased from Rs. 1.2 billion in fiscal 2021 to Rs. 0.4 billion in fiscal 2022 due to decrease in taxable surplus computed as per Income tax Act, 1961.

Provision for income tax of ICICI Securities Limited increased from Rs. 3.7 billion in fiscal 2021 to Rs. 4.7 billion in fiscal 2022 due to an increase in profit before tax. Provision for income tax expense of ICICI Securities Primary Dealership Limited decreased from Rs. 2.2 billion in fiscal 2021 to Rs. 1.1 billion in fiscal 2022 due to decrease in profit before tax.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Cash and cash equivalents (1)	Rs.	1,475,705	Rs.	1,831,260	US$	24,137	24.1%
Investments		5,365,786		5,670,977		74,746	5.7
Advances (net of provisions)		7,918,014		9,203,082		121,301	16.2
Fixed assets		108,093		106,054		1,398	(1.9)
Other assets		869,448		713,988		9,411	(17.9)
Goodwill on consolidation		1,077		1,013		12	(5.9)
Total assets	Rs.	15,738,122	Rs.	17,526,374	US$	231,005	11.4%

(1)	Includes cash and balances with Reserve Bank of India, balances with banks and money at call and short notice

(2)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

(3)	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, assets of ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

Our total assets increased by 11.4% from Rs. 15,738.1 billion at year-end fiscal 2021 to Rs. 17,526.4 billion at year-end fiscal 2022 primarily due to an increase in net advances, investments and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents increased from Rs. 1,475.7 billion at year-end fiscal 2021 to Rs. 1,831.3 billion at year-end fiscal 2022 primarily due to an increase in lending to the Reserve Bank of India under liquidity adjustment facility, balance with the Reserve Bank of India to maintain cash reserve ratio and short term balances with U.S. Federal Reserve, offset, in part, by a decrease in term money lent in foreign currency.

Investments

From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, investments of ICICI Lombard General Insurance Company Limited were not consolidated in fiscal 2022.

Total investments increased by 5.7% from Rs. 5,365.8 billion at year-end fiscal 2021 to Rs. 5,671.0 billion at year-end fiscal 2022. Investments of ICICI Bank increased from Rs. 2,812.9 billion at year-end fiscal 2021 to Rs. 3,102.4 billion at year-end fiscal 2022 primarily due to an increase in investments in Indian government securities and certificate of deposits, offset, in part, by a decrease in investments in bonds and debentures, foreign government securities and pass through certificates.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 2,081.1 billion at year-end fiscal 2021 to Rs. 2,337.5 billion at year-end fiscal 2022. Investments held to cover linked liabilities increased from Rs. 1,385.5 billion at year-end fiscal 2021 to Rs. 1,508.7 billion at year-end fiscal 2022 primarily due to increase in market value of equity securities. Investments, other than investments held to cover linked liabilities, increased from Rs. 695.6 billion at year-end fiscal 2021 to Rs. 828.9 billion at year-end fiscal 2022 primarily due to an increase in investment in bonds and debentures and Indian government securities.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 157.7 billion in fiscal 2021 to Rs. 158.6 billion in fiscal 2022.

Investments of ICICI Bank UK PLC increased marginally from Rs. 39.4 billion at year-end fiscal 2021 to Rs. 39.5 billion at year-end fiscal 2022. Investments of ICICI Bank Canada decreased by 11.2% from Rs. 40.3 billion at year-end fiscal 2021 to Rs. 35.8 billion at year-end fiscal 2022 due to reduction in bankers’ acceptance and sale of bonds, offset, in part, by increase in treasury bills.

Our total investment in Indian government securities increased by 14.3% from Rs. 2,847.4 billion at year-end fiscal 2021 to Rs. 3,255.0 billion at year-end fiscal 2022.

At year-end fiscal 2022, ICICI Bank had an outstanding net investment of Rs. 8.1 billion in security receipts issued by asset reconstruction companies compared to Rs. 17.3 billion at year-end fiscal 2021. See also “Business—Overview of Our Products and Services—Investment Banking—Treasury”.

Classification of investments

Held-to-maturity

The amortized cost of our held-to-maturity portfolio increased from Rs. 2,586.8 billion at year-end fiscal 2021 to Rs. 2,777.6 billion at year-end fiscal 2022 primarily due to an increase in investment in government securities and equity securities. Net unrealized gain on the held-to-maturity portfolio increased from Rs. 84.9 billion at year-end fiscal 2021 to Rs. 311.9 billion at year-end fiscal 2022. In fiscal 2021, investment in ICICI Lombard General Insurance Company Limited being a subsidiary, was classified as held-to-maturity and eliminated at consolidated level. In fiscal 2022, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, cost and fair value of investment in equity shares of ICICI Lombard General Insurance Company Limited, which was classified as held-to-maturity, was included in investments at year-end fiscal 2022. The unrealized gain on equity shares of ICICI Lombard General Insurance Company Limited was Rs. 287.0 billion at year-end fiscal 2022. Interest earned on the held-to-maturity debt portfolio decreased from Rs. 167.6 billion in fiscal 2021 to Rs. 165.5 billion in fiscal 2022 primarily due to a decrease in yield on the held-to-maturity debt portfolio.

Available-for-sale

The amortized cost of our available-for-sale portfolio increased from Rs. 1,027.3 billion at year-end fiscal 2021 to Rs. 1,065.1 billion at year-end fiscal 2022. The investment in government securities increased from Rs. 460.4 billion at year-end fiscal 2021 to Rs. 615.6 billion at year-end fiscal 2022, primarily due to an increase in investment in government securities held by ICICI Bank. The investments in corporate debt securities decreased from Rs. 218.3 billion at year-end fiscal 2021 to Rs. 167.9 billion at year-end fiscal 2022, primarily due to a decrease in investment in corporate debt securities held by ICICI Bank. Investments in other debt securities decreased from Rs. 150.4 billion at year-end fiscal 2021 to Rs. 113.7 billion at year-end fiscal 2022, primarily due to a decrease in investment in pass through certificates held by ICICI Bank. Investments in equity shares decreased from Rs. 151.6 billion at year-end fiscal 2021 to Rs. 124.1 billion at year-end fiscal 2022, since the year ended fiscal 2021 included investment in equity shares by ICICI Lombard General Insurance Company Limited. At year-end fiscal 2022, equity shares classified as available for sale amounting to Rs. 76.6 billion were held by ICICI Prudential Life Insurance Company Limited and Rs. 41.3 billion were held by ICICI Bank. Other investments (primarily include mutual fund units, security receipts, venture fund units and preference shares) decreased from Rs. 46.6 billion at year-end fiscal 2021 to Rs. 37.7 billion at year-end fiscal 2022.

Net unrealized gain on debt investments decreased from Rs. 11.6 billion at year-end fiscal 2021 to Rs. 5.5 billion at year-end fiscal 2022 primarily due to a decrease in net unrealized gain on corporate debt securities and government securities. Net unrealized gain on equity securities increased from Rs. 46.7 billion at year-end fiscal 2021 to Rs. 50.8 billion at year-end fiscal 2022.

At year-end fiscal 2022, the net unrealized gain on other investments was Rs. 0.6 billion as compared to a net unrealized loss of Rs. 2.3 billion at year-end fiscal 2021 due to increase in unrealized gain of Rs. 0.9 billion on equity mutual fund investments and decrease in unrealized loss of Rs. 1.8 billion on security receipts.

Held-for-trading

Investments in held-for-trading debt securities decreased from Rs. 337.5 billion at year-end fiscal 2021 to Rs. 307.8 billion at year-end fiscal 2022 primarily due to a decrease in investment in government securities, offset, in part, by an increase in investment in certificate of deposits and corporate bonds. Net unrealized gain on the held-for-trading portfolio increased from Rs. 0.3 billion at year-end fiscal 2021 to Rs. 1.9 billion at year-end fiscal 2022 primarily due to unrealized gain on the trading portfolio of ICICI Securities Primary Dealership Limited in fiscal 2022 as compared to unrealized loss in fiscal 2021.

Advances

Net advances increased by 16.2% from Rs. 7,918.0 billion at year-end fiscal 2021 to Rs. 9,203.1 billion at year-end fiscal 2022 primarily due to an increase in retail advances of ICICI Bank.

Net advances of the Bank increased by 17.1% from Rs. 7,337.3 billion at year-end fiscal 2021 to Rs. 8,590.2 billion at year-end fiscal 2022. Net retail advances of the Bank increased by 19.7% from Rs. 3,797.4 billion at year-end fiscal 2021 to Rs. 4,546.4 billion at year-end fiscal 2022. Net advances of the Bank’s overseas branches increased by 9.8% from Rs. 375.9 billion at year-end fiscal 2021 to Rs. 412.7 billion at year-end fiscal 2022. See also “Business – Loan Portfolio”.

Net advances of ICICI Home Finance increased by 5.1% from Rs. 135.3 billion at year-end fiscal 2021 to Rs. 142.2 billion at year-end fiscal 2022 primarily due to increase in home loans.

Net advances of ICICI Bank UK PLC decreased by 18.3% from Rs. 116.5 billion at year-end fiscal 2021 to Rs. 95.2 billion at year-end fiscal 2022 primarily due to sell down and prepayment of loans.

Net advances of ICICI Bank Canada increased by 2.2% from Rs. 295.6 billion at year-end fiscal 2021 to Rs. 302.0 billion at year-end fiscal 2022 primarily due to exchange rate movement.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets decreased by 1.9% from Rs. 108.1 billion at year-end fiscal 2021 to Rs. 106.1 billion at year-end fiscal 2022. Other assets decreased from Rs. 869.4 billion at year-end fiscal 2021 to Rs. 714.0 billion at year-end fiscal 2022 primarily due to a decrease in rural infrastructure development fund, related deposits and trade receivables. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, other assets of ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Deposits	Rs.	9,599,400	Rs.	10,913,658	Rs.	143,847	13.7%
Borrowings(1)		1,438,999		1,616,027		21,300	12.3
Other liabilities		3,027,965		3,116,355		41,075	2.9
Total liabilities		14,066,364		15,646,040		206,222	11.2
Minority interest		95,883		59,809		788	(37.6)
Capital		13,834		13,900		183	0.5
Reserves and surplus(2)		1,562,041		1,806,625		23,812	15.7
Total liabilities and stockholders’ equity	Rs.	15,738,122	Rs.	17,526,374	Rs.	231,005	11.4%

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

(4)	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, liabilities of ICICI Lombard General Insurance Company Limited is not consolidated in fiscal 2022.

Our total liabilities (including capital and reserves and surplus) increased by 11.4% from Rs. 15,738.1 billion at year-end fiscal 2021 to Rs. 17,526.4 billion at year-end fiscal 2022, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 13.7% from Rs. 9,599.4 billion at year-end fiscal 2021 to Rs. 10,913.7 billion at year-end fiscal 2022.

Deposits of the Bank increased by 14.2% from Rs. 9,325.2 billion at year-end fiscal 2021 to Rs. 10,645.7 billion at year-end fiscal 2022. Term deposits increased by 9.0% from Rs. 5,009.0 billion at year-end fiscal 2021 to Rs. 5,461.4 billion at year-end fiscal 2022. Savings account deposits increased by 21.8% from Rs. 2,954.5 billion at year-end fiscal 2021 to Rs. 3,599.6 billion at year-end fiscal 2022 and current account deposits increased by 16.4% from Rs. 1,361.7 billion at year-end fiscal 2021 to Rs. 1,584.8 billion at year-end fiscal 2022. The current account and savings account deposits increased by 20.1% from Rs. 4,316.2 billion at year-end fiscal 2021 to Rs. 5,184.4 billion at year-end fiscal 2022. Deposits of overseas branches increased by 28.5% from Rs. 76.3 billion at year-end fiscal 2021 to Rs. 98.1 billion at year-end fiscal 2022. At year-end fiscal 2022, deposits of the Bank formed 90.8% of its funding (i.e., deposits and borrowings) compared to 91.1% at March 31, 2021. See also “Selected Statistical Information—Funding”.

Deposits of ICICI Bank Canada increased from Rs. 157.9 billion at year-end fiscal 2021 to Rs. 172.8 billion at year-end fiscal 2022 primarily due to increase in term deposits.

Deposits of ICICI Bank UK PLC decreased from Rs. 143.1 billion at year-end fiscal 2021 to Rs. 116.9 billion at year-end fiscal 2022 primarily due to a decrease in term deposits, offset, in part, by an increase in retail saving and current account deposits.

Average savings account deposits increased by 21.9% from Rs. 2,551.0 billion in fiscal 2021 to Rs. 3,108.9 billion in fiscal 2022. Average current account deposits increased by 31.1% from Rs. 924.9 billion in fiscal 2021 to Rs. 1,212.3 billion in fiscal 2022. Average current account and savings account deposits increased by 24.3% from Rs. 3,476.0 billion in fiscal 2021 to Rs. 4,321.2 billion in fiscal 2022. The average current account and savings account ratio was at 44.5% at year-end fiscal 2022 as compared to 41.5% at year-end fiscal 2021. Average current account and savings account deposits were 37.1% of the funding (i.e., deposits and borrowings) for fiscal 2022 as compared to 35.5% for fiscal 2021.

Borrowings

Borrowings increased by 12.3% from Rs. 1,439.0 billion at year-end fiscal 2021 to Rs. 1,616.0 billion at year-end fiscal 2022.

Borrowings of ICICI Bank increased by 17.0% from Rs. 916.3 billion at year-end fiscal 2021 to Rs. 1,072.3 billion at year-end fiscal 2022, primarily due to an increase in bond borrowings and foreign currency term money borrowings, offset, in part, by a decrease in subordinated debt and refinance borrowings. Net borrowings of overseas branches increased from Rs. 299.4 billion at year-end fiscal 2021 to Rs. 319.2 billion at year-end fiscal 2022.

Borrowings of ICICI Bank UK PLC decreased from Rs. 30.6 billion at year-end fiscal 2021 to Rs. 25.5 billion at year-end fiscal 2022 primarily due to maturity of long-term borrowings.

Borrowings of ICICI Home Finance Company decreased from Rs. 127.1 billion at year-end fiscal 2021 to Rs. 126.4 billion at year-end fiscal 2022.

Borrowings of ICICI Bank Canada decreased from Rs. 150.9 billion at year-end fiscal 2021 to Rs. 148.8 billion at year-end fiscal 2022, primarily due to reduction in securitized borrowings.

Borrowings of ICICI Securities Primary Dealership Company decreased from Rs. 166.6 billion at year-end fiscal 2021 to Rs. 159.6 billion at year-end fiscal 2022 primarily due to decrease in money market borrowings.

Borrowings of ICICI Securities Limited increased from Rs. 35.2 billion at year-end fiscal 2021 to Rs. 77.4 billion at year-end fiscal 2022 primarily due to increase in commercial paper borrowings.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiary. Other liabilities increased by 2.9% from Rs. 3,028.0 billion at year-end fiscal 2021 to Rs. 3,116.4 billion at year-end fiscal 2022. Liabilities on policies in force of our life insurance business increased by 12.6% from Rs. 2,031.8 billion at year-end fiscal 2021 to Rs. 2,288.3 billion at year-end fiscal 2022. Other liabilities of the Bank increased by 17.4% from Rs. 587.7 billion at year-end fiscal 2021 to Rs. 689.8 billion at year-end fiscal 2022 primarily due to an increase in security deposits and mark-to-market amount on forex and derivative transactions. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. Accordingly, other liabilities of ICICI Lombard General Insurance Company Limited were not consolidated in fiscal 2022.

Capital and reserves and surplus

Capital and reserves and surplus increased from Rs. 1,575.9 billion at year-end fiscal 2021 to Rs. 1,820.5 billion at year-end fiscal 2022 primarily due to the annual accretion to reserves and surplus out of profit, offset, in part, due to payment of dividend.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements”.

Cash and cash equivalents increased by 24.1% from Rs. 1,475.7 billion at year-end fiscal 2021 to Rs. 1,831.3 billion at year-end fiscal 2022.

The net cash inflow from operating activities decreased from Rs. 1,380.1 billion in fiscal 2021 to Rs. 581.1 billion in fiscal 2022 primarily due to a higher increase in advances in fiscal 2022 as compared to fiscal 2021 and an increase in investments in fiscal 2022 as compared to a decrease in fiscal 2021.

The net cash outflow from investing activities decreased from Rs. 629.9 billion in fiscal 2021 to Rs. 393.2 billion in fiscal 2022 primarily due to lower net purchase of held-to-maturity securities.

There was a net cash inflow from financing activities of Rs. 174.5 billion in fiscal 2022 as compared to a net cash outflow of Rs. 546.7 billion in fiscal 2021, primarily due to net inflow from short-term borrowings in fiscal 2022 as compared to net repayment of short-term borrowings and long-term borrowings in fiscal 2021.

For a discussion of our results in fiscal 2021 compared to fiscal 2020 and certain comparative numbers in fiscal 2020, please refer to “Part I—Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2021 filed with the U.S Securities and Exchange Commission on July 30, 2021.

Off Balance Sheet Arrangements

Foreign Exchange and Derivatives Contracts

We enter into foreign exchange forwards, options, swaps and other derivatives products to enable customers to transfer, modify or reduce their foreign exchange and interest rate risks and to manage our own interest rate and foreign exchange positions. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. For additional details, see also note 13 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Guarantees

We have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. The guarantees are generally for a period not exceeding 10 years. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure.

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

For additional details, see also note 22(o) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Commitments

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

The total outstanding first loss credit enhancements at year-end fiscal 2022 were Rs. 0.7 billion and second loss credit enhancements were Rs. 0.7 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2022 was Rs. 2.6 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards. For additional details, see also note 11 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. For additional details, see also note 12 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Long-term Debt Obligations

Long-term debt represents debt with an original contractual maturity greater than one year. Maturity distribution is based on contractual maturity, or the date at which the debt is callable at the option of the holder, whichever is earlier.

For additional details, see also note 3 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Time Deposits

Time deposits represent deposits with fixed maturity terms. Most of the time deposits can be withdrawn by the depositors any time before maturity, subject to certain prepayment charges.

For additional details, see also note 2 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

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

Total life insurance obligation at year-end fiscal 2022 was amounting to Rs. 4,500.3 billion.

Gratuity Obligations

We provide gratuity, a defined benefit retirement plan covering all employees who retire or resign after a minimum prescribed period of continuous service. The plan provides a lump sum payment to eligible employees at retirement or termination of employment based on the respective employee’s salary and years of employment with us.

For additional details, see also note 22(j) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Pension Obligations

The Bank provides pensions—deferred retirement plans—covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plans provide for monthly pension payments to these employees when they retire and are based on the respective employees’ years of service with the Bank and applicable salary and include a cost of living adjustment.

For additional details, see also note 22(j) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Operating and Finance Lease Obligations

We have commitments under long-term operating leases and finance leases principally for premises and office equipment.

For additional details, see also note 22(k) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

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

Regulatory Capital

ICICI Bank is subject to the Basel III capital adequacy guidelines stipulated by the Reserve Bank of India effective from April 1, 2013, which was to be implemented in a phased manner by March 31, 2019 as per the transitional arrangement provided by the Reserve Bank of India. On January 10, 2019, the Reserve Bank of India extended the transition period for implementing the last tranche of 0.625% under Capital Conservation Buffer to March 31, 2020 and thereafter further extended to October 1, 2021.

The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2022, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes a capital conservation buffer of 2.50% and a capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2021(1)	2022(1)	2022
	(in millions, except percentages)
Tier 1 capital	1,418,716	1,621,207	US$	21,391
Of which: Common equity Tier 1 capital	1,319,399	1,555,000		20,517
Tier 2 capital	82,754	71,923		949
Total capital	1,501,470	1,693,130	US$	22,340
Credit risk: risk-weighted assets	6,467,427	7,357,431	US$	97,077
Market risk: risk-weighted assets	589,678	550,360		7,262
Operational risk: risk-weighted assets	796,998	928,119		12,246
Total risk-weighted assets	7,854,103	8,835,910	US$	1,16,585
Common equity Tier 1 risk-based capital ratio	16.8%	17.6%
Tier 1 risk-based capital ratio	18.0%	18.4%
Tier 2 risk-based capital ratio	1.0%	0.8%
Total risk-based capital ratio	19.1%	19.2%

(1)	Post appropriation of proposed dividend

In fiscal 2022, capital funds (net of deductions) increased by Rs. 191.7 billion from Rs. 1,501.5 billion at year-end fiscal 2021 to Rs. 1,693.1 billion at year-end fiscal 2022 primarily due to increase in retained earnings and repatriation of capital from ICICI Bank UK PLC and ICICI Bank Canada, offset, in part, by exercise of call options on Tier-1 bonds and expiry of grandfathering period of Basel II Tier-2 bonds.

Risk-weighted assets relating to credit risk increased by Rs. 890.0 billion from Rs. 6,467.4 billion at year-end fiscal 2021 to Rs. 7,357.4 billion at year-end fiscal 2022 primarily due to an increase of Rs. 940.4 billion in risk-weighted assets for on-balance sheet assets, offset, in part, by a decrease of Rs. 50.4 billion in risk-weighted assets for off-balance sheet assets. On-balance sheet risk-weighted assets increased primarily due to growth in advances during the year and off-balance sheet risk-weighted assets decreased primarily due to decrease in non-fund exposures.

Risk-weighted assets relating to market risk decreased by Rs. 39.3 billion from Rs. 589.7 billion at year-end fiscal 2021 to Rs. 550.4 billion at year-end fiscal 2022 primarily due to decrease in the fixed income portfolio.

Risk-weighted assets relating to operational risk increased by Rs. 131.1 billion from Rs. 797.0 billion at March 31, 2021 to Rs. 928.1 billion at March 31, 2022. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2022, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 17.34%, Tier 1 risk-based capital ratio of 18.02% and total risk-based capital ratio of 18.87% against the current requirement of minimum common equity Tier 1 capital ratio of 8.20%, a minimum Tier 1 capital ratio of 9.70% and a minimum total capital ratio of 11.70% respectively.

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

We continue to monitor relevant developments and believe that our current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to maintain the necessary levels of capital as required by regulations while continuing to grow our business.

Liquidity Risk

Liquidity risk is the current and prospective risk arising out of an inability to meet financial commitments as they fall due, through available cash flows or through the sale of assets at fair market value. It includes both the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times. Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the corporate and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches.

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. We prepare a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, we monitor certain liquidity ratios on a fortnightly basis. We also monitor liquidity coverage ratio on a daily basis. We have a liquidity contingency plan in place, through which we monitor key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

Sources of Funding and Liquidity

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of Certificate of Deposits, borrowings in the short-term inter-bank market, through refinance agencies and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and marginal standing facility, which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our Asset Liability Management policy has stipulated daily limits for borrowing and lending in this market. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer also has access to liquidity adjustment facility and standing liquidity facility from the Reserve Bank of India.

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

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. At year-end fiscal 2022, the cash reserve ratio requirement percentage specified by the Reserve Bank of India was 4.0% of Bank’s net demand and time liabilities. In addition, cash reserves may not fall below 90% of the required cash reserve ratio on any day during any 14-day reporting period. The Reserve Bank of India increased the cash reserve ratio by 50 basis points to 4.5% effective May 21, 2022.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2022, the statutory liquidity ratio requirement percentage was 18.0%. Banks are permitted to avail liquidity facility against eligible securities under a special facility under the ‘Facility to Avail Liquidity for Liquidity Coverage Ratio’. Further, banks can borrow funds at their discretion by dipping into their statutory liquidity ratio to the extent allowed under the marginal standing facility. As per the Reserve Bank of India guidelines, the carve-out from statutory liquidity ratio under facility to avail liquidity for liquidity coverage ratio was 15.0% of net demand and time liabilities at year-end fiscal 2022 which was further increased to 16% of net demand and time liabilities from April 18, 2022. For marginal standing facility, it was 3.0% of net demand and time liabilities until December 31, 2021 and was further changed to 2.0% of net demand and time liabilities from January 1, 2022.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards including the liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. As per the Reserve Bank of India guidelines, the liquidity coverage ratio has been made applicable to Indian banks on a standalone as well as consolidated basis with a minimum requirement of 100.0% at year-end fiscal 2022. The liquidity coverage ratio disclosure for the three months ended March 31, 2022, is based on a simple average of daily observations. The liquidity coverage ratio of the Group, for the three months ended March 31, 2022 was 127.0%.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. These guidelines became applicable to Indian banks on both a standalone and consolidated basis from October 1, 2021. The net stable funding ratio of the Group, at the year-end fiscal 2022 was 131.5%.

We maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirements. Throughout fiscal 2022, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2021		Fortnightly average for fiscal 2022		At March 31, 2022
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	2,287.6	Rs.	2,355.3	Rs.	2,671.2
Balance with central banks and current accounts with other banks		653.7		657.2		832.9
Other liquid assets		829.4		806.3		935.7
Gross liquid assets		3,770.7		3,818.8		4,439.8
(Less) Short-term borrowings		—		0.1		—
Net liquid assets	Rs.	3,770.7	Rs.	3,818.7	Rs.	4,439.8

ICICI Bank held net liquid assets totaling to Rs. 4,439.8 billion at year-end fiscal 2022, compared to Rs. 3,770.7 billion at year-end fiscal 2021. In fiscal 2022, the Bank held fortnightly average net liquid assets of Rs. 3,818.7 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2022, the Bank also held other fixed income non-government securities totaling to Rs. 12.6 billion compared to Rs. 17.8 billion at year-end fiscal 2021.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other group entities i.e. those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount. Accordingly, surplus liquidity maintained at those branches can be utilized at other group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2022, such overseas branches of the Bank held net liquid assets of Rs. 275.3 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 4,439.8 billion. Additionally, given the stress on financial conditions arising from Covid-19, regulators in some geographies, such as Hong Kong, South Africa and Bahrain eased certain liquidity related regulatory requirements.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase or reverse repurchase auction, rates for which are arrived through competitive bidding. At year-end fiscal 2022, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 4.0%, 3.35% and 4.25% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. On April 8, 2022, the Reserve Bank of India operationalized a new standing deposit facility, which replaced the fixed rate reverse repo as the floor of the liquidity adjustment facility corridor at 25 basis points below the policy repo rate. The Reserve Bank of India increased the policy repo rate under the liquidity adjustment facility by 40 basis points on May 4, 2022 and further by 50 basis points on June 8, 2022. Accordingly, the Reserve Bank of India repo rate, standing deposit facility rate and marginal standing facility rate are at 4.90%, 4.65% and 5.15% respectively. At year-end fiscal 2022, under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, the banks could borrow overnight up to 2.0% of their net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2022, ICICI Bank had government securities amounting to Rs. 1,324.5 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The loan portfolio at the Bank’s overseas branches as a proportion of the total portfolio has declined from 5.1% at year-end fiscal 2021 to 4.8% at year-end fiscal 2022. We have a well-defined borrowing program for the overseas operations. The incremental wholesale borrowings are primarily in the form of inter-bank and money market borrowings. We also raise refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. We also mobilize deposit liabilities, in accordance with the regulatory framework at the host country.

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

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions (particularly longer-term transactions) and derivatives transactions, or retain our customers. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.”

In respect of our domestic operations, we may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the market value of collateral given for any such loan is higher than the value of the loan, the difference being referred to as a haircut. The Reserve Bank of India has stipulated the haircut for all such securities for borrowings from itself. In case of borrowings from products settled through Clearing Corporation of India Limited, members of Clearing Corporation of India Limited’s repo segment are required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time, which acts as a cushion against any fall in the value of the underlying collateral.

Further, the Bank is also a member in the triparty repo segment and it may enter into collateralized borrowings in the form of repurchase transactions on the Triparty Repo Order Matching Platform provided by Clearcorp Dealing Systems (India) Ltd., a wholly owned subsidiary of Clearing Corporation of India Limited. Clearing Corporation of India Limited also performs the roles and responsibilities of a Triparty Repo Agent, in terms of Repurchase transactions (Repo) (Reserve Bank) Directions, 2018 as amended from time to time. The triparty repo agent has stipulated the haircuts for the eligible securities for borrowing through its platform and the market value of collateral required for any such loan is higher than the value of the loan.

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

Further, in case of any emergency requirement, additional securities may be transferred to our Securities Guarantee Fund/collateralized borrowing and lending obligations margin account on a T+0 basis. In case of corporate bond repo, the value of the securities is computed after applying the minimum haircut as stipulated by the clearing house or bilaterally agreed upon by counterparties depending upon the credit rating of the underlying security. The Bank also deals with central counterparties for settlement of government securities outright and repo transactions, forex transactions, interest rate and currency derivatives for which it needs to contribute towards margin obligations. We may be required to post additional collateral in case of downgrade in the external credit rating of the Bank under letter of credit, stand-by letter of credit, bank guarantee and unfunded risk participation agreements.

In respect of overseas branch operations, generally, the collateral requirements are applicable to banks that have outstanding repo borrowings subject to margining and consequent collateral deposits are governed by the global master repurchase agreement. Asset Liability Management Committee has approved a framework for accepting covenants, linked to a credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements. A stress scenario has been formulated, which is linked to potential outflows due to a breach of rating downgrade covenants.

Off-balance sheet items including funding commitments have impact on the liquidity of the Bank. We analyze the behavioral profile of various components of the off-balance sheet items. The behavioral analysis includes potential cash flows from off-balance sheet activities, such as draw down under loan commitments, contingent liabilities and market related transactions. The impact of the same is considered by us in various liquidity risk reports.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the Reserve Bank of India, derivative transactions would be subject to margin-reset and consequent collateral exchange would be governed by the Credit Support Annex. The Bank has entered into a Credit Support Annex, which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through qualified central counterparties including the clearing corporation of India and other exchange houses as well as for transactions covered under the Credit Support Annex. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the Reserve Bank of India guidelines.

Volatility in the international debt markets may constrain our international borrowings. As of March 31, 2022, the Bank did not have any borrowing linked to credit downgrade covenants which would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada has internally capped this credit exposure at CAD 150 million (37.9% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150 million can be increased to a maximum of 75% of capital depending on the credit quality of the Group or Connection. In fiscal 2022, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable for ICICI Bank UK PLC, a bank shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the bank’s eligible capital or GBP 130 million, whichever the higher. ICICI Bank UK PLC has a capital base of US$ 293 million at year-end fiscal 2022 which was higher than the regulatory requirement. Additionally, ICICI Bank UK PLC stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2020
	Cost at year-end fiscal 2020		Additions/ transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2020
	(in millions)
Premises	Rs.	91,641	Rs.	3,406	(1)	Rs.	(758)	Rs.	(19,790)	Rs.	74,499	US$	1,019
Other fixed assets (including furniture and fixtures)		72,963		15,800			(2,948)		(58,968)		26,847		367
Assets given on lease		16,715		339			—		(14,314)		2,740		37
Total	Rs.	181,319	Rs.	19,545		Rs.	(3,705)	Rs.	(93,072)	Rs.	104,087	US$	1,423

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,431 million.

	Fiscal 2021
	Cost at year-end fiscal 2021		Additions/ transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2021
	(in millions)
Premises	Rs.	94,290	Rs.	1,891	(1)	Rs.	(399)	Rs.	(21,855)	Rs.	73,927	US$	1,011
Other fixed assets (including furniture and fixtures)		85,815		15,087			(3,764)		(66,259)		30,878		422
Assets given on lease		17,054		681			—		(14,448)		3,287		45
Total	Rs.	197,159	Rs.	17,659		Rs.	(4,163)	Rs.	(102,562)	Rs.	108,093	US$	1,478

(1)	Includes gain on revaluation recorded through reserve of Rs. 500 million.

	Fiscal 2022
	Cost at year-end fiscal 2022		Additions/ transfers/ revaluations			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2022
	(in millions)
Premises	Rs.	95,782	Rs.	3,335	(1)	Rs.	(4,771)	Rs.	(23,514)	Rs.	70,832	US$	934
Other fixed assets (including furniture and fixtures)		97,137		15,252			(13,605)		(66,817)		31,968		421
Assets given on lease		17,735		156			—		(14,636)		3,255		43
Total	Rs.	210,654	Rs.	18,743		Rs.	(18,376)	Rs.	(104,967)	Rs.	106,055	US$	1,398

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,743 million.

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

Collateral Valuation

We have an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property and immovable property held as collateral is updated annually, subject to extant regulatory guidelines. For commercial and industrial properties, the Bank obtains a valuation report at least once in two years. However, in the following scenarios the Bank obtains the valuation report on an annual basis:

a)	Borrower has been classified as non-performing asset/red flagged account (accounts which show early warning signals of frauds/potential frauds);

b)	The outstanding exceeds Rs. 500 million; and

c)	The Bank is the sole lender or the lead bank in the consortium or the largest lender in a multiple banking arrangement.

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

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2022 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2022, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, co-operative societies, etc. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 75 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021. From April 1, 2021, the Bank’s share in the net profit of ICICI Lombard General Insurance Company Limited is included in “share of profit in associates”.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

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

Fiscal 2022 Compared with Fiscal 2021

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Retail Banking	Rs.	77,400	Rs.	114,004	US$	1,502	47.3%
Wholesale Banking		58,200		90,529		1,193	55.5
Treasury		106,156		96,745		1,275	(8.9)
Other Banking		5,736		6,271		83	9.3
Life Insurance		10,811		7,906		104	(26.9)
General Insurance(1)		19,540		—		—	—
Others		40,077		43,500		573	8.5
Inter-Segment adjustments		(11,579)		(16,792)		(221)	45.0
Share of profit from associates(1)		1,443		7,544		99	—
Unallocated expenses		(47,500)		250		3	—
Profit before tax	Rs.	260,284	Rs.	349,957	US$	4,611	34.5%

1.	Effective April 1, 2021, ICICI Lombard General Insurance Company Limited ceased be a subsidiary of the Bank and was accounted as an equity affiliate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements.

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Net interest income	Rs.	223,463	Rs.	259,120	US$	3,415	16.0%
Other income		84,437		104,298		1,375	23.5
Total income		307,900		363,418		4,790	18.0
Operating expenses		160,852		194,668		2,566	21.0
Profit before provisions		147,048		168,750		2,224	14.8
Provisions		69,648		54,746		722	(21.4)
Profit before tax	Rs.	77,400	Rs.	114,004	US$	1,502	47.3%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Advances	Rs.	3,966,856	Rs.	4,704,559	US$	62,008	18.6%
Deposits		6,604,063		7,616,264		100,386	15.3

The profit before tax of the retail banking segment increased by 47.3% from Rs. 77.4 billion in fiscal 2021 to Rs. 114.0 billion in fiscal 2022, primarily due to an increase in non-interest income and net interest income and a reduction in provisions, offset, in part, by an increase in operating expenses.

Net interest income increased by 16.0% from Rs. 223.5 billion in fiscal 2021 to Rs. 259.1 billion in fiscal 2022, primarily due to an increase in the average loan portfolio.

Other income increased by 23.5% from Rs. 84.4 billion in fiscal 2021 to Rs. 104.3 billion in fiscal 2022, primarily due to an increase in fee income from credit cards and transaction banking fees. Fee income in fiscal 2021 was significantly impacted due to lower borrowing and investment activity by customers and lower consumer spends due to Covid-19 pandemic.

Operating expenses increased by 21.0% from Rs 160.9 billion in fiscal 2021 to Rs 194.7 billion in fiscal 2022, primarily due to an increase in employee expenses, technology related expenses, direct marketing agency expenses and advertisement and sales promotion expenses.

Provisions (net of write-back) decreased from Rs. 69.7 billion in fiscal 2021 to Rs. 54.7 billion in fiscal 2022 primarily due to higher upgrades and recoveries from non-performing loans resulting in lower provisioning requirement, offset, in part, by provision made on loans restructured under the Reserve Bank of India’s Resolution Framework. See also “Business – Risk management – Credit risk – Assessment of Retail Loans.”

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Net interest income	Rs.	110,690	Rs.	126,158	US$	1,663	14.0%
Other income		35,998		47,578		627	32.2
Total income		146,688		173,736		2,290	18.4
Operating expenses		43,504		55,357		730	27.2
Profit before provisions		103,184		118,379		1,560	14.7
Provisions		44,984		27,850		367	(38.1)
Profit before tax	Rs.	58,200	Rs.	90,529	US$	1,193	55.5%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Advances	Rs.	3,197,629	Rs.	3,928,994	US$	51,786	22.9%
Deposits		2,659,481		3,022,194		39,834	13.6

The profit before tax of the wholesale banking segment increased from Rs. 58.2 billion in fiscal 2021 to Rs. 90.5 billion in fiscal 2022, primarily due to a decrease in provisions and an increase in net interest income and non-interest income, offset, in part, by an increase in operating expenses.

Net interest income increased by 14.0% from Rs. 110.7 billion in fiscal 2021 to Rs. 126.2 billion in fiscal 2022 primarily due to an increase in average loan portfolio.

Other income increased by 32.2% from Rs. 36.0 billion in fiscal 2021 to Rs. 47.6 billion in fiscal 2022 primarily due to an increase in income from lending linked fees, commercial banking fees and foreign exchange and derivatives products.

Operating expenses increased by 27.2% from Rs 43.5 billion in fiscal 2021 to Rs 55.4 billion in fiscal 2022 primarily due to an increase in employee expenses and technology related expenses.

Provisions decreased from Rs. 45.0 billion in fiscal 2021 to Rs. 27.9 billion in fiscal 2022 primarily due to higher upgrades to performing category from non-performing category and recoveries from non-performing loans. See Also “Operating and Financial Review and Prospects—Other Income—Provisions and contingencies (excluding provision for tax)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Net interest income	Rs.	50,702	Rs.	84,890	US$	1,119	67.4%
Other income		66,000		38,177		503	(42.2)
Total income		116,702		123,067		1,622	5.5
Operating expenses		9,863		15,370		203	55.8
Profit before provisions		106,839		107,697		1,419	0.8
Share of profit from associates		1,443		7,544		99	—
Provisions		(760)		3,408		45	—
Profit before tax	Rs.	106,156	Rs.	96,745	US$	1,275	(8.9)%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Investments	Rs.	2,817,158	Rs.	3,140,040	US$	41,387	11.5%
Borrowings		916,310		1,072,314		14,134	17.0

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment decreased from Rs. 106.2 billion in fiscal 2021 to Rs. 96.7 billion in fiscal 2022 primarily due to a decrease in other income and an increase in operating expenses and provisions, offset, in part, by an increase in net interest income.

Net interest income increased by 67.4% from Rs. 50.7 billion in fiscal 2021 to Rs. 84.9 billion in fiscal 2022 primarily due to an increase in interest income on investments and a decrease in borrowing cost. Net interest income during fiscal 2022 was also positively impacted by capital raised by the Bank amounting to Rs. 150.0 billion through Qualified Institutional Placement in August 2020.

Other income decreased from Rs. 66.0 billion in fiscal 2021 to Rs. 38.2 billion in fiscal 2022. In fiscal 2021, the Bank made a gain of Rs. 33.0 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited. Gain on government securities and other fixed income positions decreased from Rs. 14.6 billion in fiscal 2021 to Rs. 1.7 billion in fiscal 2022. In fiscal 2021, the gain was higher primarily due to a decrease in yield on government securities resulting in higher opportunities for gains.

Operating expenses increased from Rs. 9.9 billion in fiscal 2021 to Rs. 15.4 billion in fiscal 2022 primarily due to an increase in premium paid towards purchase of priority sector lending certificates

Provisions on investments increased from write back of Rs. 0.8 billion in fiscal 2021 to provision of Rs. 3.4 billion in fiscal 2022.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Net interest income	Rs.	11,715	Rs.	10,316	US$	136	(11.9)%
Other income		2,017		3,418		45	69.5
Total income		13,732		13,734		181	0.0
Operating expenses		6,614		7,245		95	9.5
Profit before provisions		7,118		6,489		86	(8.8)
Provisions		1,382		218		3	(84.2)
Profit before tax	Rs.	5,736	Rs.	6,271	US$	83	9.3%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Advances	Rs.	584,885	Rs.	553,824	US$	7,300	(5.3)%
Investments		79,681		75,292		992	(5.5)
Deposits		362,090		296,919		3,914	(18.0)
Borrowings	Rs.	181,461	Rs.	174,350	US$	2,298	(3.9)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment increased by 9.3% from Rs. 5.7 billion in fiscal 2021 to Rs. 6.3 billion in fiscal 2022, primarily due to an increase in other income and a decrease in provisions, offset, in part, by a decrease in net interest income.

Net interest income decreased by 11.9% from Rs. 11.7 billion in fiscal 2021 to Rs. 10.3 billion in fiscal 2022. Net interest income of ICICI Bank Canada decreased marginally from Rs. 2.9 billion in fiscal 2021 to Rs. 2.8 billion in fiscal 2022. Net interest income of ICICI Bank UK PLC decreased from Rs. 3.8 billion in fiscal 2021 to Rs. 3.0 billion in fiscal 2022 primarily due to a reduction in the loan book, offset, in part, by decrease in interest expenses. Net interest income of the Bank’s other banking business decreased from Rs. 5.0 billion in fiscal 2021 to Rs. 4.5 billion in fiscal 2022.

Other income increased by 69.5% from Rs. 2.0 billion in fiscal 2021 to Rs. 3.4 billion in fiscal 2022, primarily due to an increase in other income of ICICI Bank Canada and ICICI Bank UK PLC.

Operating expenses increased by 9.5% from Rs. 6.6 billion in fiscal 2021 to Rs. 7.2 billion in fiscal 2022.

Provisions decreased from Rs. 1.4 billion in fiscal 2021 to Rs. 0.2 billion in fiscal 2022.

The impact on the economy due to future trajectory of Covid-19 pandemic, other global developments, including movement in oil prices, trade-related disputes, the ongoing exit of the United Kingdom from the European Union and geo-political conflicts, including the conflict between Russia and Ukraine, may impact economic conditions in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. Further, the Group is targeting reduction in the non-India linked corporate loan portfolio of ICICI Bank, ICICI Bank UK PLC and ICICI Bank Canada.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Premium earned	Rs.	357,328	Rs.	374,580	US$	4,937	4.8%
Premium on re-insurance ceded		(7,595)		(11,367)		(150)	49.7
Net premium earned		349,733		363,213		4,787	3.9
Other income		26,329		28,453		375	8.1
Investment income		59,666		60,227		794	0.9
Total income		435,728		451,893		5,956	3.7
Commission paid		15,002		16,729		220	11.5
Claims/benefits paid		33,213		59,038		778	77.8
Operating expenses		28,886		39,294		518	36.0
Total expenses		77,101		115,061		1,516	49.2
Transfer to linked funds		218,011		193,959		2,556	(11.0)
Provisions for policy holder liabilities (non-linked)		129,805		134,967		1,780	4.0
Profit before tax	Rs.	10,811	Rs.	7,906	US$	104	(26.9)%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Investments	Rs.	695,624	Rs.	828,880	US$	10,925	19.2%
Assets held to cover linked liabilities		1,385,491		1,508,663		19,885	8.9
Liabilities on life policies	Rs.	2,031,800	Rs.	2,288,272	US$	30,160	12.6%

The profit before tax of ICICI Prudential Life Insurance Company decreased from Rs. 10.8 billion in fiscal 2021 to Rs. 7.9 billion in fiscal 2022 primarily due to higher claims incurred including Covid-19 related death claims in fiscal 2022.

The total premium income of ICICI Prudential Life Insurance Company increased by 4.8% from Rs. 357.3 billion in fiscal 2021 to Rs. 374.6 billion in fiscal 2022 primarily due to an increase in retail new business premium and group premium. Retail new business premium increased by 18.5% from Rs. 78.5 billion in fiscal 2021 to Rs. 93.0 billion in fiscal 2022. Group premium increased by 13.5% from Rs. 59.3 billion in fiscal 2021 to Rs. 67.3 billion in fiscal 2022.

Other income of ICICI Prudential Life Insurance Company increased by 8.1% from Rs. 26.3 billion in fiscal 2021 to Rs. 28.5 billion fiscal 2022.

Investment income of ICICI Prudential Life Insurance Company increased marginally by 0.9% from Rs. 59.7 billion in fiscal 2021 to Rs. 60.2 billion in fiscal 2022.

Commission expenses of ICICI Prudential Life Insurance Company increased by 11.5% from Rs. 15.0 billion in fiscal 2021 to Rs. 16.7 billion in fiscal 2022.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 77.8% from Rs. 33.2 billion in fiscal 2021 to Rs. 59.0 billion in fiscal 2022 primarily due to an increase in death claims and surrenders/withdrawals. Claims and benefits payouts also included Rs. 10.2 billion towards Covid-19 related claims in fiscal 2022.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company decreased by 11% from Rs. 218.0 billion in fiscal 2021 to Rs. 194.0 billion in fiscal 2022 primarily due to a decrease in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities increased from Rs. 129.8 billion in fiscal 2021 to Rs. 135.0 billion in fiscal 2022.

Employee expenses increased from Rs. 10.0 billion in fiscal 2021 to Rs. 12.0 billion in fiscal 2022. Other operating expenses increased from Rs. 18.9 billion in fiscal 2021 to Rs. 27.3 billion in fiscal 2022 primarily due to increase in advertisement and business conference expenses.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, a leading mutual fund in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform and is engaged in equities underwriting, securities broking and distribution of financial products.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2021		2022		2022		2022/2021 % change
	(in millions, except percentages)
Net interest income	Rs.	11,569	Rs.	14,709	US$	194	27.1%
Other income		50,653		56,930		750	12.4
Total income		62,222		71,639		944	15.1
Operating expenses		21,186		25,823		340	21.9
Operating profit before provisions and tax		41,036		45,816		604	11.7
Provision and contingencies		959		2,316		31	—
Profit before tax	Rs.	40,077	Rs.	43,500	US$	573	8.5%

The profit before tax of the “others” segment increased by 8.5% from Rs. 40.1 billion in fiscal 2021 to Rs. 43.5 billion in fiscal 2022 primarily due to an increase in profit before tax of ICICI Securities Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Company Limited, offset, in part, by a decrease in profit before tax of ICICI Securities Primary Dealership Limited.

Net interest income increased by 27.1% from Rs. 11.6 billion in fiscal 2021 to Rs. 14.7 billion in fiscal 2022 primarily due to an increase in net interest income of our securities broking subsidiary and housing finance subsidiary, offset, in part, by a decrease in net interest income of our primary dealership subsidiary.

Other income increased by 12.4% from Rs. 50.7 billion in fiscal 2021 to Rs. 56.9 billion in fiscal 2022 primarily due to an increase in brokerage income of our securities broking subsidiary and realized gain on sale of mutual fund investments of our asset management subsidiary, offset, in part, by a decrease in trading income of our primary dealership subsidiary.

Operating expenses increased by 21.9% from Rs. 21.2 billion in fiscal 2021 to Rs. 25.8 billion in fiscal 2022 primarily due to an increase in other operating expenses of our securities broking subsidiary and asset management subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 14.6 billion in fiscal 2021 to Rs. 18.7 billion in fiscal 2022 primarily due to an increase in fee income and net interest income, offset, in part, by an increase in operating expense.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 15.7 billion in fiscal 2021 to Rs. 19.1 billion in fiscal 2022 primarily due to an increase in income from fund operations. Income from fund operations increased primarily due to an increase in management fees from mutual fund schemes.

The profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 8.7 billion in fiscal 2021 to Rs. 4.4 billion in fiscal 2022 primarily due to a decrease in trading gains and net interest income.

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 1.1 billion in fiscal 2021 to Rs. 1.2 billion in fiscal 2022 primarily due to an increase in net interest income and other income, offset, in part, by an increase in provisions and operating expenses. Other income increased primarily due to an increase in fee income.

The profit before tax of ICICI Venture Fund Management Company Limited decreased from Rs. 33 million in fiscal 2021 to Rs. 16 million in fiscal 2022 primarily due to lower gains from investment in venture capital units and an increase in operating expenses.

Unallocated Expenses

Unallocated expenses in fiscal 2022 includes contingency provision of Rs. 10.3 billion (fiscal 2021: Rs. 47.5 billion) and write-back of Covid-19 related provision amounting to Rs. 10.5 billion.

For a discussion of our results in fiscal 2021 compared to fiscal 2020 and certain comparative numbers in fiscal 2020, please refer to “Part I—Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2021 filed with the U.S Securities and Exchange Commission on July 30, 2021.

Reconciliation of Net Profit (after minority interest) between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2022, fiscal 2021 and fiscal 2020 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 511.8 billion in fiscal 2022 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 251.1 billion under Indian GAAP. In fiscal 2022, the net income under U.S. GAAP was higher primarily due to gain on deconsolidation of our former general insurance subsidiary, lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, the positive impact of amortization of loan processing fees net of costs and higher income on accounting for debt and equity securities under U.S. GAAP as compared to Indian GAAP, offset, in part, by net loss of our life insurance affiliate under U.S.GAAP as compared to net gain under Indian GAAP, higher deferred tax expenses under U.S. GAAP as compared to Indian GAAP and the impact of differences in accounting for compensation costs under U.S. GAAP. See also note 21 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The merger of ICICI Lombard General Insurance Company Limited and general insurance business of Bharti AXA General Insurance Company Limited was approved by the Insurance Regulatory and Development Authority of India with effect from September 8, 2021. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited reduced to below 50.0%. Accordingly, under U.S. GAAP, the Bank has accounted its investment in ICICI Lombard General Insurance Company Limited as an affiliate with effect from September 8, 2021. Under U.S. GAAP, the retained interest in ICICI Lombard General Insurance Company Limited was fair valued on the date of loss of control based on the closing quoted price of the common stock of ICICI Lombard General Insurance Company Limited in the stock exchange. This resulted in a gain of Rs. 255.0 billion on deconsolidation under U.S. GAAP. Under Indian GAAP, the retained interest in ICICI Lombard General Insurance Company Limited was accounted at carrying value.

The difference in accounting for the allowances of credit losses resulted in a higher net income by Rs. 22.9 billion in fiscal 2022 (fiscal 2021: Rs. 48.7 billion) under U.S. GAAP as compared to Indian GAAP. This was primarily due to differences in the methodology of computing credit loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances.

Further, during fiscal 2022, under Indian GAAP, the Bank made provision on certain outstanding non-fund based facilities of borrowers where viable resolution plan was not implemented within the timelines prescribed in the guideline issued by the Reserve Bank of India. Under, U.S. GAAP, the Bank was already holding provision on these outstanding non-fund based facilities. During fiscal 2022, the Bank changed the provisioning rates on certain loans on a conservative basis under Indian GAAP. These resulted in higher provision under Indian GAAP as compared to U.S. GAAP in fiscal 2022.

During fiscal 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. The subsequent easing of lockdown measures led to gradual improvement in economic activity and progress towards normalcy from the second half of fiscal 2021. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. They also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. In fiscal 2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localized/regional lock-down measures in certain parts of the country. While the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn most of the Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group. Under Indian GAAP, the Bank, on prudent basis, held contingency provisions amounting to Rs. 74.5 billion at March 31, 2022.

The geopolitical factors and the uncertain consequences, macroeconomic environment including the outlook on growth across the world and India and the future trajectory of Covid-19 pandemic may have an impact on the results of the Bank and the Group. The Group makes adjustments to appropriately address these economic circumstances over and above the model output under US GAAP by increasing the probability of default estimates based on management judgement. Accordingly, the Bank made management overlay on loan exposures under U.S. GAAP at March 31, 2022.

The allowance for credit loss on loans and other financial assets under amortized cost was lower by Rs. 23.3 billion at March 31, 2022 (March 31, 2021: Rs. 0.5 billion) under U.S. GAAP as compared to Indian GAAP. Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank has opted for fair value accounting for such loans and guarantees through income statement under U.S. GAAP. Accordingly, the impact of accounting on these loans is accounted in "Allowance for loan losses" for Indian GAAP and in the line item “Valuation of debt and equity securities” for U.S. GAAP. The Bank held fair value loss of Rs. 12.1 billion at March 31, 2022 under U.S. GAAP in the line item under “Valuation of debt and equity securities” on such loans.

See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in higher net income by Rs. 10.9 billion in fiscal 2022 as compared to lower income of Rs. 11.6 billion in fiscal 2021 under U.S. GAAP, as compared to Indian GAAP.

Under Indian GAAP unrealized losses on held-for-trading and available-for-sale securities are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on debt securities identified as credit loss which are recognized in profit and loss account.

Further, there was a negative impact of other adjustments of Rs. 1.6 billion in fiscal 2022 as compared to positive impact of Rs. 10.1 billion on net income in fiscal 2021 under U.S. GAAP. These primarily include difference due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available-for-sale debt securities include all securities classified as ‘held to maturity’ under Indian GAAP. The First-In-First-Out method of accounting is applied on aggregate ‘available for sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront under Indian GAAP but are amortized under U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 3.9 billion in fiscal 2022 (fiscal 2021: higher by Rs. 4.3 billion) under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was higher by Rs. 2.0 billion in fiscal 2022 (fiscal 2021: higher by Rs. 1.7 billion). While under Indian GAAP, actuarial gain or loss is recognized in the profit and loss account, under U.S. GAAP, the actuarial gain/loss is recognized through other comprehensive income and thereafter amortized through the income statement. During fiscal 2022, there was higher amortization of actuarial loss from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP in fiscal 2022 as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

The difference in accounting for consolidation resulted in higher net income by Rs. 248.3 billion in fiscal 2022 as compared to higher net income by Rs. 6.2 billion in fiscal 2021 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2022, the deconsolidation of our former general insurance subsidiary resulted in a gain of Rs. 255.0 billion. In fiscal 2022, our life insurance affiliate made a net loss of Rs. 1.8 billion (fiscal 2021: net income: Rs. 21.3 billion) under U.S. GAAP as compared to net profit of Rs. 7.5 billion (fiscal 2021: Rs. 9.6 billion) under Indian GAAP. The net loss was primarily on account of unrealized loss on investment in equity securities, which is accounted through net income under U.S. GAAP. In fiscal 2022, the mark-to-market loss recognized in net income on equity securities was Rs. 6.1 billion (fiscal 2021: mark-to-market gain of Rs. 41.9 billion), out of which loss of Rs. 4.8 billion (fiscal 2021: mark-to-market gain of Rs. 9.4 billion) was recognized on the equity securities of the shareholders’ fund. The policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP were lower by Rs. 1.5 billion in fiscal 2022 (fiscal 2021: higher by Rs. 23.0 billion) as compared to Indian GAAP. This was primarily due to mark-to-market movement in liabilities pertaining to Guaranteed Savings Insurance Plan, reduction in unallocated policy holder’s surplus pertaining to participating policyholders and differences in the methodology of liability computation between U.S. GAAP and Indian GAAP. See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Deferred tax expenses were higher by Rs. 21.7 billion in fiscal 2022 (fiscal 2021: higher by Rs. 12.1 billion) under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2022, the Bank created deferred tax asset amounting to Rs. 9.3 billion under U.S. GAAP as compared to Rs. 3.7 billion in fiscal 2021 primarily on its investment in listed affiliates.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on the Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. In fiscal 2022, deferred tax expenses were lower by Rs. 3.7 billion (fiscal 2021: 2.7 billion) under U.S. GAAP as compared to Indian GAAP.

Further, there was a difference due to the negative tax impact of Rs. 36.9 billion in fiscal 2022 on U.S. GAAP adjustments over Indian GAAP as compared to the negative tax impact of Rs. 18.4 billion in fiscal 2021. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

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

Research and Development

We are investing in strengthening our technological capabilities, with key priorities being technology platforms, embedded banking, cloud adoption and data analytics and data warehousing. The Group is not materially dependent on the issuance of patents, trademarks, licenses etc. for carrying out its business purpose.

Critical Accounting Policies and Estimates

In order to understand our financial condition and the results of operations, it is important to understand our critical accounting policies and estimates and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses in the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. See also “Consolidated Financial Statements—Schedule 17—Significant Accounting Policies” included herein.

ICICI Bank Limited

Revenue recognition

Interest income is recognized in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per Reserve Bank of India guideline dated March 27, 2020, except in the case of non-performing assets where it is recognized upon realization. Income on discounted instruments is recognized over the tenure of the instrument on a constant yield basis. Dividend income is accounted on accrual basis when the right to receive the dividend is established. Commission received on guarantees and letters of credit and annual/renewal fee on credit cards, debit cards and prepaid cards are amortized over the contractual period of the fees. Fees paid/received for priority sector lending certificates is amortized on straight-line basis over the period of the certificate. All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

The revenue recognition involve uncertainties and are significantly affected by the assumptions used and judgments made for collectibility of the income. Changes in assumptions could significantly affect these estimates and the resulting recognition.

Accounting for Investments

ICICI Bank follows the trade date method of accounting for the purchase and sale of investments, except for Government of India and state government securities, for which the settlement date method of accounting is followed as per the Reserve Bank of India guidelines.

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

Investments that are held principally for resale within 90 days from the date of purchase are classified as held-for-trading securities. Investments which the Bank intends to hold until maturity are classified as held-to-maturity securities. Investments which are not classified in either of the above categories are classified under available-for-sale securities. Investments in the equity of subsidiaries/joint ventures are categorized as held-to-maturity or available for sale in accordance with the Reserve Bank of India guidelines.

Costs, including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date until the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

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

Available-for-sale and held-for-trading securities of the Bank are valued in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant yield basis and straight line basis respectively. The market value of quoted investments is based on the closing quotes on recognized stock exchanges or prices declared by the Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association/Financial Benchmark India Private Limited, periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and held-for-trading categories in accordance with rates published by the Financial Benchmark India Private Limited.

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

The Bank values the securities receipts at the net asset value provided by asset reconstruction companies. The Bank makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

The Bank assesses investments in subsidiaries for any other than temporary diminution in value and appropriate provisions are made.

Gain/loss on sale of investments is recognized in the profit and loss Account. Cost of investments is computed based on the First-In-First-Out method. The profit from sale of investment under held-to-maturity category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the Reserve Bank of India guidelines.

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

The valuation methodologies for investment involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values.

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

The Bank makes provision on restructured loans subject to minimum requirements as per Reserve Bank of India guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard as per the extant Reserve Bank of India guidelines or host country regulations, as applicable. Banks are required to disclose the aggregate fund-based credit facilities of borrowers whose loans were restructured.

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

The Bank, on prudent basis, has made Covid-19 related provision on certain borrowers, including those who had taken moratorium at any time during fiscal 2021 under the extant Reserve Bank of India guidelines. This provision is included as contingency provision in the books. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

The Bank has a Board approved policy for making floating provision for the year which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision is netted-off from loans.

Depreciation/provision on non-performing investments is made based on the Reserve Bank of India guidelines.

The provisions on loans involve uncertainties and are significantly affected by the assumptions used and judgments made for provisions on non-performing loans and on performing loans and other credit exposures. Changes in assumptions could significantly affect these estimates and the resulting provisions.

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

The actuarial liabilities, for all inforce policies and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance notes and Actuarial Practice Standards of the Institute of Actuaries of India. . The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the net asset value prevailing at the valuation date.

The actuarial liability for non-linked policies, both participating and non-participating, is calculated by the Company using the gross premium method, that involves assumptions for interest, mortality, morbidity, expenses and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of future profits to shareholders. These assumptions are determined based on company’s experience and economic environment, including allowances for possible adverse deviations.  The assumptions are evaluated on annual basis for their appropriateness. Any material change in experience could affect the assumptions, and hence the resulting liabilities.

The Funds for Future Appropriations, in the participating segment represents the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date.

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

The valuation methodologies for investment involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 65.5 billion at year-end fiscal 2022. Out of the total Level 3 investments, investments amounting to Rs. 61.9 billion were India-linked and investments amounting to Rs. 3.6 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 58.7 billion, corporate bonds of Rs. 2.5 billion, preference shares of Rs. 0.7 billion and equity shares of Rs. 0.1 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 3.5 billion and equity shares of Rs. 0.1 billion at year-end fiscal 2022.

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

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 2.5 billion were valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 3.5 billion determined using an internal model.

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

The effective date of ASU No. 2018-12 was deferred for all insurance entities by Accounting Standard Update No. 2019-09, Finance Services—Insurance: Effective Date and by Accounting Standard Update No. 2020-11, Financial Services—Insurance: Effective Date and Early Application. The Accounting Standard Update will be applicable to the Group from fiscal 2024 and the Group is currently evaluating the impact of the standard on its insurance affiliate.

Convergence of Indian Accounting Standards with International Financial Reporting Standards

In January 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards, for scheduled commercial banks, insurance companies and non-banking financial companies . However, currently the implementation of Ind AS for banks and insurance companies has been deferred until further notice pending the consideration of some recommended legislative amendments by the Government of India. We are in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be regulatory guidelines and clarifications in some critical areas of Ind AS application, which we will need to suitably incorporate in our implementation project as and when those are issued.

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

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. The Bank holds specific provisions against non-performing assets and general provision against performing assets. Non-performing assets are further classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India and provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant Reserve Bank of India guidelines. Ind AS 109 requires entities to recognize and measure a credit loss allowance or provision based on an expected credit loss model. The expected credit loss impairment model would apply to loans and debt securities measured at amortized cost or at fair value through other comprehensive income. The model is also intended to apply to outstanding non-fund facilities, undrawn fund/non-fund commitments and lease receivables. The impairment and expected credit loss requirements under Ind AS represents the most significant area of difference with the Indian GAAP and introduces substantial requirements of management judgment, estimates and assumptions in many areas, like significant increase in credit risk, expected life of financial instruments, computation of one-year and lifetime expected credit losses and incorporation of forward looking estimates in the expected credit losses model. While Ind AS 109 does not prescribe a specific method for estimating expected credit loss, the Bank proposes to primarily apply the approach for estimating expected credit loss based on Probability of Default, Loss Given Default and Exposure at Default, building on the internal ratings-based approach as introduced under the Basel framework. The Bank is currently finalizing these assumptions and methodologies and developing models, as well as discussing with industry participants, the Indian regulator and external consultant about the possible approaches to computation of expected credit losses.

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

MANAGEMENT

Directors and Executive Officers

Our Board of Directors is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 15 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by shareholders in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act, 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry, information technology, payment and settlement systems, human resources, risk management and business management. All of our directors possess special knowledge in one or more of the areas specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the government director and the debenture director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which were also placed at the board meeting held on April 23, 2022. The Companies Act excludes the government director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India and to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a debenture director on our Board of Directors.

Of our 11 directors at June 30, 2022, three directors are in our whole-time employment or executive directors and the remaining eight directors are independent directors. The eight independent directors include retired corporate executives, advisors and chartered accountants. Of the eight independent directors, three have specialized knowledge in respect of agriculture and rural economy and three in small scale industry. In addition to the above, the Board of Directors of the Bank has appointed Mr. Rakesh Jha as a whole-time director (designated as Executive Director), subject to the approval of the Reserve Bank of India and shareholders.

The Companies Act provides that an independent director shall not hold office for more than two consecutive terms of upto five years each provided that the director is re-appointed by passing a special resolution on completion of the first term. In line with the Reserve Bank of India guidelines, the total tenure of non-executive director, continuously or otherwise, on the board of a bank, shall not exceed eight years. After completing eight years on the board of a bank the person, may be considered for re-appointment only after a minimum gap of three years. The Companies Act provides that in respect of banking companies, the provisions of the Companies Act shall apply except in so far as they are inconsistent with the provisions of the Banking Regulation Act.

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

Mr. Girish Chandra Chaturvedi was appointed as an independent director from July 1, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was appointed as non-executive (part-time) Chairman effective July 17, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was re-appointed as an independent director and as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021.

Mr. Sandeep Bakhshi was appointed as a wholetime director and Chief Operating Officer (Designate) by the Board of Directors at its meeting held on June 18, 2018. The Reserve Bank of India and shareholders approved his appointment as a wholetime director effective from July 31, 2018. The Board of Directors at its meeting held on October 4, 2018 approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer for a period of five years, subject to the approval of Reserve Bank of India and shareholders. The Reserve Bank of India on October 15, 2018 initially approved his appointment as Managing Director and Chief Executive Officer for a period of three years effective from October 15, 2018 and subsequently on August 24, 2021 approved his re-appointment from October 15, 2021 till October 3, 2023. The shareholders at the annual general meeting held on August 9, 2019 have approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer of the Bank for a period effective from October 15, 2018 to October 3, 2023.

Mr. Anup Bagchi was appointed as a wholetime director (designated as an Executive Director) effective from February 1, 2017. The shareholders approved his appointment as Executive Director for a period of five years from February 1, 2017 to January 31, 2022. The Reserve Bank of India approved his appointment as Executive Director initially for a period of three years from February 1, 2017 to January 31, 2020, and subsequently for a further period of two years from February 1, 2020 to January 31, 2022. The Board of Directors at its meeting held on April 24, 2021 approved his re-appointment as wholetime director (designated as Executive Director) for a period of five years or date of retirement, whichever is earlier, effective from February 1, 2022, subject to the approval of Reserve Bank of India and shareholders. The shareholders at the annual general meeting held on August 20, 2021 approved the re-appointment of Mr. Bagchi as a wholetime director (designated as Executive Director) for a period of five years or date of retirement, whichever is earlier effective from February 1, 2022, subject to the approval of Reserve Bank of India. The Reserve Bank of India approved the re-appointment of Mr. Bagchi as Executive Director of the Bank for a period of three years with effect from February 1, 2022.

Mr. Sandeep Batra was appointed as a wholetime director (designated as an Executive Director) by the Board of Directors at its meeting held on May 6, 2019 for a period of five years effective from May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a wholetime director (designated as an Executive Director) for a period of five years effective from May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later. In line with a Reserve Bank of India letter dated October 30, 2019, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to the Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a wholetime director (designated as Executive Director) of the Bank, for a period of five years or date of retirement, whichever is earlier, effective from September 17, 2020 or the date of approval of appointment by Reserve Bank of India, whichever is later. The Reserve Bank of India has approved the appointment of Mr. Sandeep Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors through a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as a wholetime director (designated as an Executive Director) of the Bank.

The Government of India through its notification dated August 18, 2021 has communicated the withdrawal of nomination of Mr. Lalit Kumar Chandel, as the government nominee director from our Board of Directors with effect from August 18, 2021.

The Board of Directors at its meeting held on January 22, 2022 appointed Ms. Vibha Paul Rishi as an additional (independent) director effective January 23, 2022 for a term of five consecutive years. Ms. Rama Bijapurkar, independent director, resigned with effect from January 23, 2022.

The Board of Directors at its meeting held on April 23, 2022 approved the appointment of Mr. Rakesh Jha as wholetime director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval by the Reserve Bank of India, whichever is later. The appointment is subject to the approval of the shareholders and the Reserve Bank of India.

Ms. Vishakha Mulye who was appointed as an Executive Director effective January 19, 2016 resigned with effect from May 31, 2022.

The Board of Directors of the Bank at its Meeting held on June 28, 2022 approved the re-appointment of the following Directors, subject to the approval of shareholders:

•	Ms. Neelam Dhawan as an Independent Director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026;

•	Mr. Uday Chitale as an Independent Director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024;

•	Mr. Radhakrishnan Nair as an Independent Director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026.

Our Board of Directors had the following members at June 30, 2022:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2022
Mr. Girish Chandra Chaturvedi Independent Non-Executive Director Profession: Advisor	69	July 1, 2018 (appointed as part-time Chairman effective July 17, 2018)	Chairperson IL&FS Energy Development Company Limited(1) National Stock Exchange of India Limited Director Infrastructure Leasing and Financial Services Limited(1)

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2022
Mr. Uday Chitale Independent Non-Executive Director Profession: Advisor	72	January 17, 2018	Director ICICI Lombard General Insurance Company Limited India Infradebt Limited Indian Council for Dispute Resolution
Ms. Neelam Dhawan Independent Non-Executive Director Profession: Advisor	62	January 12, 2018	Chairperson Capillary Technologies India Limited Director Yatra Online Limited Yatra Online Inc Skylo Technologies Inc Capita PLC
Mr. Subramanian Madhavan Independent Non-Executive Director Profession: Advisor	65	April 14, 2019

Director

UFO Moviez India Limited

Transport Corporation of India Limited

HCL Technologies Limited

Procter & Gamble Health Limited

CBIX Technology Solutions Private Limited

Shopkhoj Content Private Limited

Scrabble Entertainment Limited

Regime Tax Solutions Private Limited

Lifestyle International Private Limited

Sterlite Technologies Limited

Mr. Hari L. Mundra Independent Non-Executive Director Profession: Advisor	72	October 26, 2018	Director Tata Autocomp Systems Limited
Mr. Radhakrishnan Nair Independent Non-Executive Director Profession: Advisor	67	May 2, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Securities Primary Dealership Limited

ICICI Prudential Life Insurance Company Limited

Geojit Financial Services Limited

Geojit Credits Private Limited

Brickwork Ratings India Private Limited

Inditrade Capital Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2022
Mr. Balasubramanyam Sriram Independent Non-Executive Director Profession: Advisor	63	January 14, 2019

Chairperson

National Highways Infra Investment Managers Private Limited

Director

TVS Credit Services Limited

Nippon Life India Asset Management Limited

IndiaIdeas Com Limited

TVS Supply Chain Solutions Limited

TVS SCS Singapore Pte Limited

National Bank for Financing Infrastructure and Development (NaBFID)

Ms. Vibha Paul Rishi Independent Non-Executive Director Profession: Company Director	62	January 23, 2022

Director

Escorts Limited

Tata Chemicals Limited

Asian Paints Limited

ICICI Prudential Life Insurance Company Limited

Pratham Education Foundation

Tata Chemicals North America Inc., USA

TCE Group Limited, UK

Valley Holdings Inc., USA

Gusiute Holdings (UK) Limited, UK

Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	62	October 15, 2018	None

Mr. Anup Bagchi Executive Director Profession: Company Executive	51	February 1, 2017

Chairperson

ICICI Prudential Asset Management Company Limited

Director

ICICI Prudential Life Insurance Company Limited

ICICI Securities Limited
Comm Trade Services Limited (under liquidation)

ICICI Home Finance Company Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2022
Mr. Sandeep Batra Executive Director Profession: Company Executive	56	December 23, 2020

Chairperson

ICICI Bank UK Plc

Director

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Venture Funds Management Company Limited

ICICI Prudential Asset Management Company Limited

Mr. Rakesh Jha Executive Director (Designate) Profession: Company Executive	50	May 1, 2022 or the date of approval of his appointment by Reserve Bank of India	Director ICICI Venture Funds Management Company Limited ICICI Lombard General Insurance Company Limited

1.	Pursuant to the orders of the National Company Law Tribunal dated October 1, 2018 and October 3, 2018, the respective Boards of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited appointed Mr. Girish Chandra Chaturvedi as the Director and as Chairman of Infrastructure Leasing and Financial Services Limited and IL&FS Energy Development Company Limited respectively.

Our executive officers at March 31, 2022, who received executive remuneration in fiscal 2022, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2022 (in Rupees) (1)	Bonus Paid in Fiscal 2022 (in Rupees) (2)	Stock Options Granted during Fiscal 2021	Stock Options Granted during Fiscal 2022	Total Stock Options Granted through March 31, 2022	Total Stock Options Outstanding at March 31, 2022(3)	Shareholding at March 31, 2022
Mr. Sandeep Bakhshi	62	Managing Director and CEO	39	59,211,824	11,250,000	610,500	394,850	9,377,300	6,256,600	757,500
Ms. Vishakha Mulye(4)	53	Executive Director	29	53,563,369	10,050,000	610,500	305,350	7,727,213	5,284,350	1,223,037 (5)
Mr.Anup Bagchi	51	Executive Director	30	56,251,040	10,050,000	610,500	305,350	7,069,275	4,417,850	—
Mr. Sandeep Batra	56	Executive Director	34	51,846,362	10,050,000	610,500	305,350	4,645,400	3,478,400	116,000
Mr. Rakesh Jha(6)	50	Group CFO	26	39,030,595	9,647,324	449,500	305,350	5,824,725	3,967,150	50,000

(1)	For fiscal 2022, the remuneration for the Managing Director and Chief Executive Officer and Executive Directors were pending approvals from the Reserve Bank of India. Hence, remuneration for fiscal 2022 was paid as per the approval for fiscal 2021. The above includes salary, other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2022.

(2)	Represents bonus amounts paid during fiscal 2022. For the Managing Director and Chief Executive Officer and Executive Directors, the bonus is paid after approval of the Reserve Bank of India.

(3)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(4)	Ms. Vishakha Mulye resigned from the Bank and her last working day was May 31, 2022.

(5)	Includes shares held jointly with relatives.

(6)	Mr. Anindya Banerjee was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022.

(7)	Executive officers and Directors (including non-executive directors) as a group held 0.03% of the Bank’s equity shares at March 31, 2022.

The profile of our non-executive directors at June 30, 2022 was as follows:

Mr. Girish Chandra Chaturvedi has masters degrees in physics and science (social policy in developing countries) from the University of Allahabad and the London School of Economics respectively. He joined the Indian Administrative Service in 1977, serving at various levels across a number of sectors, including banking, insurance, pension, health, family welfare and petroleum and natural gas. He also served as a government nominee director on the boards of several banks, insurance companies and financial institutions. He retired in 2013 as the secretary of the Ministry of Petroleum and Natural Gas. Currently, he is also the Chairman of the National Stock Exchange.

Mr. Uday Chitale is a chartered accountant with professional standing of over 45 years and was a senior partner of M. P. Chitale & Co, chartered accountants. He is also active in the field of arbitration and conciliation of commercial disputes. He has served on the boards of several companies and was a board member of the Bank from 1997-2005 as well. He served on the global board of directors and as Vice President-Asia Pacific of the worldwide association of accounting firms DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets promoted by Securities and Exchange Board of India.

Ms. Neelam Dhawan is an economics graduate from St Stephen’s College, Delhi University and has a masters in business administration degree from the Faculty of Management Studies, Delhi University. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across Hindustan Computers Limited, IVM, Microsoft and Hewlett Packard Enterprise. She has been Managing Director and leader of the country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was in Hewlett Packard Enterprise that of as Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan.

Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has around 38 years of experience in accountancy, economics, finance, law, information technology, human resources, risk management, business management and banking.

Mr. Hari L. Mundra has a bachelor of arts degree and a post graduate degree in business management from the Indian Institute of Management, Ahmedabad. He began his career in 1971 in Hindustan Unilever Limited and was a member of its board as the Vice President and Executive Director in charge of exports at the time he left in 1995. He subsequently held leadership positions in major Indian industrial conglomerates, in areas including pharmaceuticals and healthcare, and petrochemicals. He has 50 years of industrial experience in India and Indonesia.

Mr. Radhakrishnan Nair holds degrees in science, securities laws, management and law. He has around 40 years of experience in banking and regulation. He started his career with Corporation Bank and also served as the Managing Director of Corporation Bank Securities Limited. He was Executive Director at Securities and Exchange Board of India from 2005 to 2010 and Member (Finance and Investment) in the Insurance Regulatory and Development Authority of India from 2010 to 2015. He has been a member of various committees of International Organization of Securities Commissions and the International Association of Insurance Supervisors.

Mr. Balasubramanyam Sriram is a Certificated Associate of the Indian Institute of Banking and Finance and holds diplomas in international law and diplomacy from the Indian Academy of International Law & Diplomacy and management from the All India Management Association. He has bachelors and masters degrees in science (physics) from St. Stephen’s College, Delhi University. Mr. Sriram worked with State Bank of India for about 37 years. Mr. Sriram was Managing Director of State Bank of Bikaner & Jaipur from 2013 to 2014, Managing Director of State Bank of India from 2014 to 2018 and Managing Director & Chief Executive Officer of IDBI Bank Limited from June-September 2018. He is a part time member of the Insolvency and Bankruptcy Board of India.

Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University has a masters in business administration with a specialisation in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and UK. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several reputed companies.

The profile of our executive officers at June 30, 2022 was as follows:

Mr. Sandeep Bakhshi is an engineer and has a management degree from Xavier School of Management in Jamshedpur. Mr. Sandeep Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer and was appointed as Managing Director and Chief Executive Officer of ICICI Bank Limited on October 15, 2018.

Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in various areas including retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and was earlier responsible for banking for retail, rural, small and medium enterprise customers as well as corporate branding for the Bank. Currently, he is responsible for domestic and international wholesale banking, markets and proprietary trading and transaction banking businesses at the Bank.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is currently responsible for technology, credit, corporate communications, data science and analytics, finance, operations and customer service, legal, human resources and secretarial functions and has administrative oversight over risk management, internal audit and compliance functions.

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including financial reporting, planning, strategy, asset-liability management and investor relations. He was designated the Deputy Chief Financial Officer of ICICI Bank in May 2007, Chief Financial Officer in October 2013 and Group Chief Financial Officer in June 2018. Mr. Rakesh Jha has been appointed as a wholetime director (designated as Executive Director) of the Bank for a period of five years effective May 1, 2022 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. His appointment is subject to the approval of the shareholders and the Reserve Bank of India. His current responsibilities include retail banking, rural and agriculture and small and medium enterprise businesses for the Bank.

Mr. Anindya Banerjee is a chartered accountant. He joined the ICICI Group in 1998 and initially worked in the area of corporate banking before moving to the planning and strategy function in the corporate office. He was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. His current responsibilities include financial reporting, planning and strategy and asset-liability management.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises three independent directors - Mr. Uday Chitale, Mr. Subramanian Madhavan and Mr. Radhakrishnan Nair. Mr. Uday Chitale is the Chairman of the Committee. Mr. Uday Chitale, Mr. Subramanian Madhavan and Mr. Radhakrishnan Nair qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion and analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Policy, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises three independent directors - Ms. Neelam Dhawan, Mr. Girish Chandra Chaturvedi and Mr. Balasubramanyam Sriram. Ms. Neelam Dhawan is the Chairperson of the Committee.

The functions of the Committee include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/independent directors and the Board and to extend or continue the term of appointment of independent directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme and decide on the grant of stock options to employees and wholetime directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises five directors - Mr. Girish Chandra Chaturvedi, Mr. Radhakrishnan Nair, Ms. Vibha Paul Rishi, Mr. Uday Chitale and Mr. Anup Bagchi. Mr. Girish Chandra Chaturvedi, an independent director and non-executive part-time Chairman of the Bank is the Chairman of the Committee.

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

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four directors - Mr. Sandeep Bakhshi, Mr. Balasubramanyam Sriram, Mr. Hari L. Mundra and Mr. Anup Bagchi. Mr. Sandeep Bakhshi, Managing Director and CEO, is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors - Ms. Vibha Paul Rishi, Mr. Hari L. Mundra, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Ms. Vibha Paul Rishi, an independent director, is the Chairperson of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises five directors - Mr. Radhakrishnan Nair, Mr. Subramanian Madhavan, Ms. Neelam Dhawan, Mr. Sandeep Bakhshi and Mr. Anup Bagchi. Mr. Radhakrishnan Nair, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to the top management of the Bank and the Reserve Bank of India on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises four directors – Mr. Balasubramanyam Sriram, Ms. Neelam Dhawan, Mr. Sandeep Batra and Mr. Anup Bagchi. Mr. Balasubramanyam Sriram, an independent director, is the Chairman of the Committee.

The functions of the Committee are to approve the strategy for information technology and policy documents, ensure that the information technology strategy is aligned with business strategy, review information technology risks, ensure the proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks, review the contribution of information technology to business, oversee the activities of the digital council, review technology from a future readiness perspective, overseeing key projects progress and critical information technology systems performance, review of special information technology initiatives, review cyber risk, consider the Reserve Bank of India inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises three directors - Mr. Subramanian Madhavan, Mr. Girish Chandra Chaturvedi and Mr. Sandeep Batra. Mr. Subramanian Madhavan, an independent director, is the Chairman of the Committee.

The functions of the Risk Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing and reputation risks; review the business continuity plan and disaster recovery plan; and approve the Broker Empanelment Policy and any amendments thereto. The functions of the Risk Committee also include setting limits on exposures to any industry or country and review of the Enterprise Risk Management Framework, risk appetite for the Bank, stress testing framework, internal capital adequacy assessment process and framework for capital allocation, Basel capital framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Risk Committee has oversight of risks of subsidiaries covered under the Group Risk Management Framework. The Risk Committee also oversees our cyber security risk assessments. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Risk Committee.

Stakeholders Relationship Committee

As of the date of filing this annual report, the Stakeholders’ Relationship Committee comprises three directors - Mr. Hari L. Mundra, Mr. Uday Chitale and Mr. Anup Bagchi. Mr. Hari L. Mundra, an independent director, is the Chairman of the Committee.

The functions of the Committee include approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

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

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers. All directors and members of the senior management have confirmed compliance with Group Code of Business Conduct and Ethics for fiscal 2022.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2021 and fiscal 2022 and the fees for other professional services billed in fiscal 2021 and fiscal 2022 are as follows:

	Year ended March 31,
	2021		2022		2022
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	282	Rs.	177	US$	2,333
Audit-related services		—		—		—
Opinion on non-statutory accounts		5		—		—
Others		15		9		119
Sub-total		302		186		2,452
Non-audit services
Tax compliance		1		1		13
Other services		1		3		46
Sub-total		2		4		59
Total	Rs.	304	Rs.	190	US$	2,511

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2022 and fees for other professional services billed in fiscal 2022. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 11) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act, 2013 as amended from time to time and Regulation 16 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria inter-alia includes that a director in order to be independent should not have any pecuniary relationship, other than remuneration as such director or having transaction not exceeding ten percent of his/her total income with the Company, its holding, subsidiary or associate company, or their promoters, or directors, during the three immediately preceding financial years or during the current financial year. The criteria also stipulate restrictions on the nature of transaction that a relative of a director can have with the Company, its holding, subsidiary or associate company or their promoters or directors for determination of independence as a director. Every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant independence criteria. In classifying our directors as independent, we have relied on the declarations provided by the independent directors as prescribed under the Companies Act, 2013 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 which were also placed at the board meeting held on April 23, 2022. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, 2013, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

Independent directors are required to meet at least once in a financial year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the board as a whole. The independent directors met on April 23, 2022 to carry out these reviews. Prior to this, the independent directors had met on April 24, 2021, separately to carry out similar reviews.

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the Board of Directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2022. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) at year-end fiscal 2022.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) and 15d-15(e)of the Exchange Act). Our internal control over financial reporting system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by U.S Securities and Exchange Commission and applicable GAAP.

Management maintains an internal control system intended to ensure that financial reporting provides reasonable assurance that transactions are executed in accordance with the authorizations of management and directors, assets are safeguarded and financial records are reliable.

Our internal control over financial reporting includes policies and procedures that:

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

All internal control over financial reporting systems, no matter how well-designed, have inherent limitations, and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting at year-end fiscal 2022 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2022. Effectiveness of our internal control over financial reporting at year-end fiscal 2022 has been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each of our non-executive directors, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board, Audit Committee, Risk Committee and Credit Committee and Rs. 50,000 as sitting fee for each meeting of any other Committee. The Board of Directors at its meeting held on April 23, 2022 approved revision in sitting fee payable to non-executive directors from Rs. 50,000 to Rs. 100,000 for attending each meeting of the Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Stakeholders Relationship Committee and Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers effective April 24, 2022.

In line with the Reserve Bank of India guidelines dated April 26, 2021, the Board of Directors at its meeting held on July 15, 2021 approved payment of fixed remuneration of Rs. 2,000,000 per annum with effect from April 1, 2021 to each non-executive Director of the Bank (other than part-time Chairman and the Government Nominee Director), subject to the approval of shareholders. The shareholders at their Annual General Meeting held on August 20, 2021 approved payment of fixed remuneration of Rs. 2,000,000 per annum to each non-executive Director (other than part-time Chairman and the Director nominated by the Government of India), effective from April 1, 2021. In addition, we reimburse our directors for travel and related expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office. The Reserve Bank of India has approved a remuneration of Rs. 3,500,000 per annum for the non-executive chairman.

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

The total compensation paid by the Bank to its directors and executive officers during fiscal 2022 was Rs. 311 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and whole-time directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2022 was Rs. 16.8 billion.

Employee Stock Option Scheme

The Bank has an Employee Stock Option Scheme to encourage and retain high-performing employees and directors. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares of the Bank at the time of the grant of stock options could be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. Pursuant to Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI Regulations), options are granted by the Board Governance, Remuneration & Nomination Committee and noted by the Board. At March 31, 2022, this 10.0% limit was equivalent to 695 million shares, of which the Bank has granted 590 million options under the Employee Stock Option Scheme. Employees and Directors of the Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on each of first three anniversaries of the grant date respectively, except as follows:

•	For 275,000 options granted in April 2014, 50% vested on April 30, 2017 and the balance 50% vested on April 30, 2018.

•	For 34,362,900 options granted in September 2015, 50% vested on April 30, 2018 and the balance 50% vested on April 30, 2019.

•	For 300,000 options granted in January 2018, 100% vested at the end of four years from the date of grant.

•	For 188,000 options granted in May 2018, 50% vested on May 7, 2021 and the balance 50% would vest on May 7, 2022. The unvested options would lapse upon termination of employment due to retirement.

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

Pursuant to the approval of shareholders in June 2017, the exercise period is such period not exceeding ten years from the date of vesting of options as may be determined by the Board of Governance, Remuneration & Nomination Committee for each grant. In September 2018, the shareholders approved the change in exercise period to not exceeding five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee for options granted after May 2018.

The following table sets forth certain information regarding the stock option grants made to employees under the Employee Stock Option Scheme at March 31, 2022. The Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options granted by the Bank at March 31, 2022.

Particulars	ICICI Bank
Options granted (net of lapsed)		590,421,556
Options vested		556,833,372
Options exercised		353,223,557
Options forfeited/lapsed		106,726,458
Amount realized by exercise of options	Rs.	42,631,433,156
Total number of options in force		237,197,999
Weighted average exercise price of options in force	Rs.	310.82

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an Employees Stock Option Scheme, which allows that the aggregate number of shares issued since March 31, 2016 pursuant to the exercise of any options granted to eligible employees, shall not exceed a figure equivalent to 3.54% of the number of shares issued at March 31, 2016. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Prudential Life Insurance Company had 20,184,630 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2022.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, which allows up to 7.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Lombard General Insurance Company had 9,126,050 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2022.

ICICI Securities Limited has an Employees Stock Option Scheme, which allows up to 5.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Securities Limited had 2,939,279 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2022.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2022, outstanding loans to the Bank’s employees totaled Rs. 9.5 billion compared to Rs. 8.7 billion at year-end fiscal 2021. This amount included loans to certain executive directors amounting to Rs. 137.6 million at year-end fiscal 2022 compared to Rs. 195.0 million at year-end fiscal 2021, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2022 based on its audited financial statements was Rs. 13.6 billion compared to Rs. 13.0 billion at year-end fiscal 2021.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 5.0 billion at year-end fiscal 2022 compared to Rs. 4.5 billion at year-end fiscal 2021.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.1% for fiscal 2022. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2022, based on their audited financial statements, amount to Rs. 2.2 billion and Rs. 42.2 billion respectively, as compared to Rs. 2.4 billion and Rs. 36.9 billion, respectively, at year-end fiscal 2021.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2022 was Rs. 18.9 billion compared to Rs. 19.9 billion at year-end fiscal 2021.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes up to 10% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 224.8 million for fiscal 2022 (fiscal 2021: Rs. 182.7 million) to National Pension Scheme for employees who opted for the scheme.

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

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose, such as, but not limited to, the bank having adequate capital and earnings prospects, the bank has the ability to pay its present and future depositors in full as their claims accrue, and that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors. The Reserve Bank of India can cancel the license if the bank, at any point, fails to meet the required conditions or if the bank ceases to carry on banking operations in India.

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

The definition of a “banking outlet” includes all service delivery points of a bank, including business correspondent outlets. A banking outlet is a fixed point service delivery unit, manned by either a bank’s staff or its business correspondent, and where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week. The bank should have a regular off-site and on-site monitoring of the banking outlet to ensure proper supervision, uninterrupted service delivery and timely addressing of customer grievances.

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

With an aim to increase the reach of digital banking services, the Reserve Bank of India issued guidelines on setting up of Digital Banking Units by commercial banks. These are fixed point business units having minimum digital infrastructure to offer digital banking products and services. These digital banking units will be treated as banking outlets.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework was being phased in over several years to be fully implemented initially by March 31, 2019, and later revised to March 31, 2020. However, following the outbreak of the Covid-19 pandemic, the full implementation was made applicable with effect from October 1, 2021. The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

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

The Reserve Bank of India’s Basel III guidelines prescribe a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The capital conservation buffer has been introduced in a phased manner from March 31, 2016. The implementation of the last tranche of 0.625% of the capital conservation buffer became effective from October 1, 2021.

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

The Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks in February 2015. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. At present, the Reserve Bank of India had not activated the counter-cyclical capital buffer. See also “Risk Factors— Risks that arise as a result of our presence in a highly regulated sector – We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses” and “ – Risks that arise as a result of our presence in a highly regulated sector – We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.”

With respect to computation of risk-weighted assets for capital adequacy purposes, we follow the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Loans secured by residential property have differential risk weights ranging from 35.0% to 50.0% based on the size of the loan and the loan-to-value ratio. Residential housing loans of up to Rs. 3.0 million with a loan-to-value ratio up to 80% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value up to 80.0% are risk weighted at 35.0%. Loans of up to Rs. 3.0 million with a loan-to-value ratio greater than 80.0% but less than 90.0% and loans greater than Rs. 7.5 million with a loan-to-value up to 75.0% are risk weighted at 50.0%. Other exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%, excluding personal loans, which have a risk weight of 100.0% and credit card receivables, which have a risk weight of 125.0%.

As a countercyclical measure following the impact of Covid-19, in April 2022, the Reserve Bank of India decided to continue the rationalised risk weights for claims secured by residential property falling under the category of individual housing loans. As per the revised directions, irrespective of the amount, all new housing loans sanctioned from October 16, 2020 to March 31, 2023 will have a risk weight of 35.0% where the loan-to-value ratio is up to 80.0% and a risk weight of 50.0% where the loan-to-value is more than 80.0% and up to 90.0%. In October 2020, the Reserve Bank of India also increased the maximum threshold limit for the individuals and small business segment (with turnover of upto Rs. 500.0 million) from Rs. 50.0 million to Rs. 75.0 million. A risk weight of 75% would apply to all fresh and incremental exposures taken by the banks up to the revised limit of Rs. 75.0 million.

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

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India’s Master Circular on “Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” dated October 1, 2021 as amended, provides consolidated instructions and guidelines relating to income recognition, asset classification and provisioning standards. The principal features of the Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements, are set forth below.

Asset Classification

A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days. In particular, an advance is a non-performing asset where:

•	interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops;

•	the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction undertaken in terms of the Reserve Bank of India (Securitisation of Standard Assets) Directions, 2021;

•	in respect of derivative transactions, the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment; or

•	in respect of credit card transactions, if the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the payment due date mentioned in the statement.

All the overdue/asset classification flagging must be done as part of a bank’s day-end processes for the due date irrespective of the time of running such processes.

For cases where the outstanding balance in the principal operating account is less than the sanctioned limit/drawing power, the requirements, inter alia, stipulate that the account should be treated as ‘out of order’. An account shall be treated as ‘out of order’ if:

i.	the outstanding balance in the cash credit/overdraft account remains continuously in excess of the sanctioned limit/drawing power for 90 days, or

ii.	the outstanding balance in the cash credit/overdraft account is less than the sanctioned limit/drawing power but there are no credits continuously for 90 days, or the outstanding balance in the account is less than the sanctioned limit/drawing power but credits are not enough to cover the interest debited during the previous 90 days period.

In a clarification issued by the Reserve Bank of India in November 2021, it was informed that the 'previous 90 days period' for determination of 'out of order' status of a cash credit/overdraft account shall be inclusive of the day for which the day-end process is being run. Further, in the case of borrowers having more than one credit facility from a lending institution, loan accounts shall be upgraded from non-performing to standard asset category only upon repayment of entire arrears of interest and principal pertaining to all the credit facilities.

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

Doubtful Assets. Assets that have remained sub-standard for a period of 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

Loss Assets. Assets on which losses have been identified by the bank or internal or external auditors during the performance of their audit procedures or during the Reserve Bank of India inspection but the amount has not been written off fully.

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it failed to commence operations within 12 months from the documented date of commencement. However, under certain scenarios, the guideline further allows an extension of the date of commencement of operations without classifying the asset as non-performing, with the period of extension depending on the type of project and the reason for the delay in achieving closure.

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

Restructured loans

Accounts that are restructured are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations or if any specific Reserve Bank of India guidelines permit restructuring without a change in asset classification. With regard to restructuring of project loans, any extension in repayment of the loan beyond the prescribed period (two years for infrastructure projects and one year for non-infrastructure projects including commercial real estate projects) of the date of commencement of commercial operations from the originally planned date is treated as a restructuring of the account if there is a consequent shift in the repayment schedule. In cases where projects under implementation have been stalled primarily due to inadequacies of the existing promoters and there is a change in the ownership and management of the borrowing entity, a further period of extension of the date of commencement of commercial operations is permitted by two years.

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

The June 2019 guideline also requires that the board approves policies on resolution of stressed accounts of banks. For the purpose of restructuring, the definition of ‘financial difficulty’ has been aligned with the guidelines issued by the Basel Committee on Banking Supervision. The signs of financial difficulty could include default, delisting of securities, insufficient cash flows assessed, non-performing status of credit facilities, etc. A borrower can be identified as being in financial difficulty even in the absence of arrears on an exposure.

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

Covid-19 related regulations

In fiscal 2022, additional measures were announced by the Reserve Bank of India.

•	A resolution framework 2.0 was announced by the Reserve Bank of India on May 5, 2020. Banks were permitted to offer a limited window to implement resolution plans in case of credit given to individuals, business loans to individuals and small businesses. This is subject to certain conditions including the borrower should not have availed of the resolution plan under the framework announced in fiscal 2021 and the aggregate exposure of the borrower, including non-fund based facilities, should not exceed Rs. 250 million as of March 31, 2021. The borrowers would continue to be classified as standard upon implementation of the resolution plan. The last date for invocation of resolution under this window was September 30, 2021.

•	A resolution framework 2.0 was announced for micro, small and medium enterprises, subject to meeting certain requirements. This was an extension of the earlier resolution framework announced in August 2020. The restructuring of the borrower account would have to be invoked by September 30, 2021 and implemented within 90 days from the date of invocation. An eligibility condition for availing the restructuring facility was that the aggregate exposure of the borrower, including non-fund based facilities, could not exceed Rs. 250 million at March 31, 2021.

•	Credit disbursed to new micro, small and medium enterprise borrowers was allowed to be deducted for the purpose of calculation of net demand and time liabilities, for calculation of the cash reserve ratio. This exemption was earlier available up to Rs. 2.5 million per borrower for credit disbursed up to October 1, 2021. This was extended further for credit disbursed up to December 31, 2021.

•	In order to mitigate the adverse impact of Covid-19 related stress on banks, the Reserve Bank of India allowed banks to utilize 100.0% of floating provisions/countercyclical provisioning buffer held by banks as on December 31, 2020 for making specific provisions for non-performing assets with the prior approval of their Boards. This utilization was permitted up to March 31, 2022.

See also “Risk Factors—Risks Relating to Our Business—The future trajectory of the Covid-19 pandemic is uncertain and could adversely affect our business, the quality of our loan portfolio and our financial performance”.

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

An additional provision between 0% and 0.8% is required on standard loans to entities having unhedged foreign currency exposure. Standard loans require a higher provision of 5.0% if any director of the company appears more than once in the list of willful defaulters. In case of fraud accounts, 100.0% provisioning has to be made with the option to make the provision over a period of four quarters. The provision requirement pertaining to fraud accounts is computed after adjusting for any financial collateral that may be available and is eligible under Basel III capital adequacy computation.

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

Under the Banking Regulation Act, banking companies in India are required to comply with the directions of the Reserve Bank of India, including guidelines issued with respect to asset identification, asset classification and provisioning by banking companies. While preparing the financial statements under Indian GAAP, banking companies are required to comply with all regulatory requirements, including such directions issued by the Reserve Bank of India. The Reserve Bank of India issued a circular on February 11, 2016, instructing all scheduled commercial banks in India to comply with the Indian Accounting Standards (“Ind AS”) for financial statements for accounting periods beginning April 1, 2018, subject to any guideline or direction issued by the Reserve Bank of India in this regard. In April 2018, the Reserve Bank of India deferred the implementation of Ind AS by one year to begin on April 1, 2019, considering that there were legislative amendments to be made to the format of financial statements prescribed in the Third Schedule to Banking Regulation Act as well as the level of preparedness of many banks. In March 2019, the Reserve Bank of India deferred the implementation of the Ind AS until further notice as legislative amendments recommended were still under the consideration of the Government of India.

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

Master Direction on Transfer of Loan Exposure

Inter alia, in order to provide banks with option to resolve their non-performing assets, the Reserve Bank of India issued Master Direction – Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 dated September 24, 2021. As per these guidelines, the board of directors of a bank must establish a policy for transfer of loans. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront, except in case of transfer of these loans to ARCs. The purchasing bank must hold the non-performing asset on its books for at least 12 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller. The circular also allows selling of loans which are declared as fraud to asset reconstruction companies while transferring the regulatory obligations with respect to fraud classified borrowers.

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

Legislative Framework for Recovery of Debts Due to Banks

The SARFAESI Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The SARFAESI Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. A national asset reconstruction company and a national asset management company were established in fiscal 2022 with investment from banks and financial institutions, for acquiring and managing non-performing assets.

The SARFAESI Act permits a lender to take over the business of a borrower under the SARFAESI Act under certain circumstances. The Enforcement of Security Interest and Recovery of Debts Law Amendment Act, 2016, requires the process of possession of collateral by banks, in the event of a default, to be completed by the district magistrate within 30 days. It also empowers the district magistrate to assist banks in taking over the management of the company, where the bank has converted the debt into equity and holds 51.0% or more in the company. A central registry has been created to maintain records of transactions related to secured assets, known as the Central Registry of Securitisation Asset Reconstruction and Security Interest. See also “—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”. However, considering the procedures involved in legal litigations and with borrowers having the option to appeal the decision of the debt recovery tribunal, the process of recovery of loans is delayed.

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

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, provides a time bound revival and rehabilitation mechanism. The insolvency resolution process can be initiated by the creditors at the occurrence of a single instance of default for above a specific threshold amount. It classifies the creditors into financial creditors and operational creditors, which include creditors that provide financial loans and debts arising from the operational nature of the debtor, respectively. Other key features include a specific timelines for dealing with insolvency resolution applications. The insolvency resolution plan prepared by the insolvency professionals has to be approved by a majority of financial creditors, which requires approval by the adjudicating authority and, if rejected, the adjudicating authority will pass an order for liquidation. The National Company Law Tribunal has been set up as the adjudicating authority, the National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency. The code also provides a time-bound process for resolving insolvency.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies in the Master Direction on Transfer of Loans. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “without recourse” basis, only. The banks selling financial assets should seek to ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value and 60.0% by number of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of asset reconstruction companies. The guideline provides norms relating to period of realization of assets by asset reconstruction company, mandatory holding of security receipts, period for formulating plan of recovery, etc. Banks are also allowed to reverse the excess provision in case a non-performing asset is sold to asset reconstruction companies at a value which is higher than the net book value subject to realization in cash and only when the sum of cash received by way of initial consideration and/or redemption or transfer of Security Receipts/Pass Through Certificates/other securities issued by asset reconstruction companies is higher than the net book value of the loan at the time of transfer and necessary disclosures. The quantum of excess provision reversed to the profit and loss account is limited to the extent to which cash received exceeds the net book value of the non-performing assets sold.

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

The Reserve Bank of India issued the Prudential Framework for Resolution of Stressed Assets in June 2019. The framework continued with the classification of special mention accounts and required banks to undertake a review of the borrower within 30 days of a default in the borrower account and enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan. See also “ Supervision and Regulation—Legislative Framework for Recovery of Debts due to Banks” and “ Supervision and Regulation—Legislative Framework for Recovery of Debts due to Banks—Resolution of Stressed Assets—The Banking Regulation (Amendment) Ordinance, 2017”.

Reserve Bank of India guidelines provide a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts. They prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 500 million. The guidelines also require reporting frauds on the Reserve Bank of India’s central repository of information on large credits for dissemination to other banks and enabling decision-making among banks in case of consortium or multiple banking arrangements. The framework also illustrates checks/investigations during the different stages of the loan life cycle and timelines have been defined to complete the due diligence for evaluation of an account. Restructuring or grant of additional facilities would not be available in case of fraud or red-flagged accounts. There are provisioning guidelines relating to fraud accounts that require banks to make a provision for the entire amount due to the bank over a period of four quarters. Where the provisioning is being made in more than one financial year, banks have to debit “other reserves” for the amount remaining un-provided at the end of the financial year, and accordingly reverse the amount in the quarters of the next financial year.

Regulations Relating to Advancing Loans

The provisions of the Banking Regulation Act govern the advancing of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated in the Master Circular on “Loans and Advances—Statutory and Other Restrictions.”

Banks are free to determine their own lending rates but each bank must disclose its minimum interest rate which takes into consideration all elements of lending rates that are common across borrowers.

The Reserve Bank of India final guidelines on the computation of lending rates based on marginal cost of funds, called the Marginal Cost of Funds based Lending Rate, has been applicable on incremental lending from April 1, 2016 and is a tenor linked benchmark. The methodology to compute the marginal cost of funds based lending rate comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. Some categories of loans can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a preannounced date for different maturities ranging from overnight rate up to one year. The periodicity of reset is one year or lower. Interest rates for all floating rate loans and fixed rate loans (including the fixed rate portion of hybrid loans) of tenor up to three years cannot be less than the marginal cost of funds based lending rate.

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

Under Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956 or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that “loans or advances” shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of this section.

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

The Reserve Bank of India has issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Under this framework, sanction of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information. In September 2013, the Reserve Bank of India announced the creation of a central repository of large common exposures across banks, to be based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100 million to individuals and entities. Subsequently, the limit was reduced to Rs. 50 million and above.

In December 2018, the Reserve Bank of India issued guidelines for delivery of bank credit. According to the guidelines, for borrowers having an aggregate fund-based working capital limit of Rs. 1.5 billion and above from the banking system, a minimum loan component of 40.0% on the fund-based working capital limits would be applicable from April 1, 2019, and would be revised to 60.0% from July 1, 2019. Drawing in excess of the minimum loan component threshold would be allowed in the form of cash credit/overdraft facility. The amount and tenor of the loan component may be fixed by banks in consultation with the borrowers, subject to the tenor of the loan component not being less than seven days. Since April 1, 2019, mandatory credit conversion factor of 20.0% on the undrawn portion of cash credit/overdraft facility has been applicable, irrespective of whether the facility is unconditionally cancellable or not. This guideline is applicable to both existing and new relationships.

Considering the significant increase in digital lending platforms, in June 2020, the Reserve Bank of India issued guidelines for loans sourced by banks and non-banking finance companies through digital lending platforms. As per the guideline, banks and non-banking finance companies, irrespective of whether they lend through their own digital lending platform or through an outsourced lending platform, must adhere to the Fair Practices Code guidelines. The Reserve Bank of India has issued instructions for engaging with digital lending platforms as agents to source borrowers and/or to recover dues. In January 2021, the Reserve Bank of India constituted a working group to study all aspects of digital lending activities in the regulated financial sector as well as by unregulated players and development a regulatory approach, which submitted its report in November 2021. In September 2021, the Reserve Bank of India has issued revised guidelines on securitisation and transfer of loan exposure. As per the revised guideline, there is a mandatory requirement of minimum holding period under the guidelines before transfer of loan and securitisation of the portfolio. The guideline prescribes the due diligence criteria, eligible loan exposure and prudential regulations in respect of loan transfer and securitisation transactions.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds/debentures that are included in the held-to-maturity category, investments eligible to be treated as priority sector, investments in eligible government funds on account of priority sector shortfall, outstanding priority sector lending certificates excluding long-term bonds for infrastructure and affordable housing eligible for exemptions, and eligible advances extended in India against the incremental foreign currency deposits qualifying for exemption from cash reserve ratio/statutory liquidity ratio requirement) or of the credit equivalent amount of off balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government of India funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions like Small Industries Development Bank of India or National Housing Board.

The Reserve Bank of India’s overall target for priority sector lending was 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher, with sub-targets of 10.0% for lending to small and marginal farmers and 7.5% to micro enterprises within the overall target of 18.0% in agriculture. Sectors qualifying for priority sector lending to include medium-sized enterprises, social infrastructure, renewable energy and loans to start-ups (up to Rs. 500.0 million). From fiscal 2022, the targets for lending to small and marginal farmers and weaker sections have been increased in a phased manner by the Reserve Bank of India. The target for lending to small and marginal farmers has been increased from 8.0% of adjusted net bank credit in fiscal 2021 to 9.0% in fiscal 2022, and will be increased further to 9.5% in fiscal 2023 and to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society has been increased from 10.0% in fiscal 2021 to 11.0% in fiscal 2022, and will be increased further to 11.5% in fiscal 2023 and 12.0% in fiscal 2024.

Further, to address regional disparities in the flow of priority sector credit at the district level, the Reserve Bank of India has ranked districts on the basis of per capita credit flow to priority sector and build an incentive framework for increasing flow of credit to districts with comparatively lower credit. From fiscal 2022, a higher weight of 125.0% has been assigned to 205 districts where the credit flow is comparatively lower and a weight of 90.0% has been assigned to 184 districts where the credit flow is comparatively higher (per capita priority sector lending of Rs. 25,000). The list of districts will be valid until fiscal 2024 and would be reviewed thereafter.

The Reserve Bank of India has notified a new criterion for classifying an enterprise as micro, small and medium from July 2020. Micro enterprises include businesses with investment in plant and machinery or equipment not exceeding Rs. 10.0 million and turnover not exceeding Rs. 50.0 million; small enterprises are businesses with investment in plant and machinery or equipment not exceeding Rs. 100.0 million and turnover not exceeding Rs. 500.0 million; and medium enterprises are businesses with investment in plant and machinery or equipment not exceeding Rs. 500.0 million and turnover not exceeding Rs. 2.5 billion. In August 2020, the Reserve Bank of India issued guidelines requiring banks to ensure registration of their micro, small and medium enterprises borrowers on the government’s registration portal Udyam. The Udyam registration certificate is necessary for lending to micro, small and medium enterprises to qualify for priority sector from fiscal 2022. However, registration of retail and wholesale traders on the portal was not permitted, thus excluding them from priority sector lending. In July 2021, the government permitted retail and wholesale traders to register on the portal, resulting in them continuing to qualify as priority sector lending.

Priority sector lending achievements were evaluated on a quarterly average basis since fiscal 2017. From fiscal 2022, the priority sector achievements are computed based on the weightage assigned to the incremental priority sector credit in the identified districts. The necessary adjustments for weightage of districts and calculation of achievement would be done by the Reserve Bank of India on the basis of data submitted by banks on a quarterly basis.

The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2022 was set at 12.73% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category. Housing loans to the low-cost or affordable housing segment up to a certain threshold are also eligible for the purpose of classification under priority sector.

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

The Reserve Bank of India allows commercial banks, to engage with a non-deposit taking, systematically important non-banking finance company to co-originate loans for the creation of priority sector assets. This involves joint contribution of credit by both lenders and also sharing of risks and rewards between the bank and the non-banking financial company. Banks can claim priority sector status in respect of their share of credit. Following the Covid-19 pandemic, the Reserve Bank of India allowed classifying loans to non-banking finance companies as priority sector where the on-lending is to agriculture or micro and small enterprises. This was available until March 31, 2022.

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

Export Credit

The Reserve Bank of India allows exporters to avail short-term working capital financing at internationally comparable interest rates. Export credit is available both in rupee as well as in foreign currency. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending target of 40.0% of adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. The Reserve Bank of India has allowed exporters with a satisfactory track record of at least three years to receive long-term export advance at concessional rates for execution of long-term supply contracts up to a maximum period of 10 years.

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

Further, the Reserve Bank of India has issued guidelines on large borrowers which prescribe a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties with effect from April 1, 2019. The eligible capital base is defined as the Tier 1 capital of the bank as against the earlier norm of total capital funds. Exposure to a single non-banking finance company or a group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base. The definition of exposure for large borrowers includes off-balance sheet items converted into credit exposure equivalents through the use of credit conversion factors used for assessing credit risk under the standardized approach for risk based capital requirements. Non-centrally cleared derivatives exposures were exempted from the purview of the framework until September 30, 2021. In June 2019, the Reserve Bank of India introduced an economic inter-dependence criterion in the definition of connected counterparties, has been applicable since April 1, 2020. Following the outbreak of the Covid-19 pandemic, as a one-time measure to facilitate flow of resources to corporates, the permissible exposure of banks to a group of connected counterparties was increased from 25.0% to 30.0% of the capital base of a bank. This is applicable until June 30, 2021.

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

Banks’ Investment Classification and Valuation Norms

The key features of the Reserve Bank of India guidelines on categorization and valuation of banks’ investment portfolio are as follows:

•	The entire investment portfolio is required to be classified under three categories: (a) held-to-maturity, (b) held-for-trading and (c) available-for-sale. Held-to-maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held-for-trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available-for-sale includes securities not included in held-to-maturity and held-for-trading. Banks should decide the category of investment at the time of acquisition.

•	The held-to-maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the Government of India towards recapitalization requirement and held in the investment portfolio, investment in the equity of subsidiaries and joint ventures and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years should be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the held-to-maturity category even if the residual maturity falls below seven years subsequently. However, banks’ investments in long-term bonds issued by other banks for their financing of infrastructure and affordable housing loans are not to be held in the held-to-maturity category.

•	Banks are permitted to exceed the limit of 25.0% of total investment under the held-to-maturity category provided the excess comprises only of statutory liquidity ratio securities, and the total statutory liquidity ratio securities held in the category are not more than 19.50% of the net demand and time liabilities. In April 2021, banks were granted a special dispensation to enhance the statutory liquidity ratio securities held in the category to up to 22.0% of the net demand and time liabilities. In April 2022, the Reserve Bank of India decided to further enhance the existing held to maturity limit to 23.0% and allow banks to include securities acquired between April 1, 2022 and March 31, 2023 under the enhanced limit of 23.0%. The enhanced limit shall be restored to 19.5% in a phased manner beginning from June 30, 2023 till March 31, 2024.

•	Profit or loss on the sale of investments in both held-for-trading and available-for-sale categories are taken in the income statement. Profit on the sale of investments in the held-to-maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held-for-trading securities.

•	Investments under the held-for-trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available-for-sale category.

•	Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held-for-trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held-for-trading to available-for-sale is generally not permitted. With regard to sales and transfers of securities from or to the held-to-maturity category, if the value of sales exceeds 5.0% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made.

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

With the aim of building adequate reserves to protect against sudden increase in yields, the Reserve Bank of India previously advised banks to create an Investment Fluctuation Reserve effective from the start of fiscal 2019. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve. The amount in the Investment Fluctuation Reserve should cover at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis. Where feasible, this requirement should be achieved within a period of three years. The Investment Fluctuation Reserve would be eligible for inclusion in tier 2 capital. In case the balance in the Investment Fluctuation Reserve is in excess of the minimum requirement of 2.0% of the held-for-trading and available-for-sale portfolio, banks can drawdown the excess amount at the end of the accounting year. If the balance is less than the minimum requirement, drawdown would be permitted only on meeting the minimum common equity tier 1/tier 1 capital requirements and cannot exceed the extent by which mark-to-market provisions surpass the net profit on sale of investments during the year.

In January 2022, the Reserve Bank of India released a discussion paper on Review of Prudential Norms for Classification, Valuation and Operations of Investment Portfolio of Commercial Banks. The key proposals in the discussion paper include categorization of the investment portfolio into held-to-maturity, available for sale and fair value through profit and loss account. It also proposes removal of ceiling on investments in the held to maturity category as a percentage to total investments as also the ceiling on statutory liquidity ratio securities that can be held in the held to maturity category, and carrying equity investments in subsidiaries, joint ventures and associates at cost under the held to maturity category. The framework, if approved, will be effective from April 1, 2023, with banks being allowed to make the transitional adjustments based on the mark-to-market position as at that date in the balance of ‘Reserves and Surplus’.

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

Subsidiaries and Other Financial and Non-Financial Sector Investments

Banks need prior permission of the Reserve Bank of India to incorporate or acquire a subsidiary. Banks are required to maintain an “arm’s-length” relationship with subsidiaries and with mutual funds sponsored by the bank in regard to business parameters such as not taking undue advantage in borrowing or lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when the bank is not able or not permitted to do so itself. Banks have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, underwriting by a bank or the underwriting commitment of its subsidiaries under any single obligation shall not exceed 15.0% of an issue.

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

In November 2020, the Reserve Bank of India released the report of an internal working group to review the extant ownership and corporate structure guidelines for Indian private sector banks and sought feedback on the recommendations by January 15, 2021. The recommendations include allowing large corporate houses as promoters of banks after necessary amendments to the Banking Regulation Act, 1949 to address the risks of connected lending and exposures between the banks and other financial and non-financial group entities and strengthening of the supervisory mechanism; an increase in the minimum initial capital requirement for licensing new universal banks from Rs. 5.0 billion to Rs. 10.0 billion and for new small finance banks from Rs. 2.0 billion to Rs. 3.0 billion; and a non-operative holding company structure for all new licenses. The report recommended that banks licensed before 2013 could move to a non-operative holding company structure at their discretion within five years from announcement of tax neutrality for the transition. In November 2021, the Reserve Bank of India accepted few recommendations made by the internal working group including a non-operative financial holding company structure for all new licenses issued for universal banks.

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

In view of the impending discontinuance of certain tenors of USD-LIBOR as a benchmark rate, the interest rates on foreign currency non-resident (B) deposits shall be linked to a widely accepted overnight alternative reference rate for the respective currency.

Accordingly, the interest rates offered on foreign currency non-resident (B) deposits with tenors of one to less than three years is fixed at the alternative reference rate for the respective currency/swap plus 250 basis points and for three to five years is fixed at the alternative reference rate for the respective currency/Swap plus 350 basis points.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance.

In July 2022, in view of the sharp depreciation in the exchange rate between April-July 2022, the Reserve Bank of India announced several measures. This included exempting incremental foreign currency non-resident (B) deposits and non-resident external rupee deposits from cash reserve ratio and statutory liquidity ratio requirements. This is with effect from the reporting fortnight beginning July 30, 2022 and will be valid for deposits raised up to November 4, 2022. Further, the restriction with respect to interest rates offered on incremental non-resident external deposits mobilized by banks was temporarily withdrawn with effect from July 7, 2022 until October 31, 2022.

Regulations Relating to Payments

On January 5, 2021, the Reserve Bank of India decided to introduce the Legal Entity Identifier system for all payment transactions of value Rs.500 million and above undertaken by non-individual entities using centralised payment systems like real time gross settlement and national electronic funds transfer. These directions were effective from April 1, 2021. Further, non-individual borrowers having aggregate fund based and non-fund based exposure of Rs. 50 million and above up to Rs. 100 million from banks and financial institutions are required to obtain the legal entity identifier code by April 30, 2025.

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

As non-bank entities are also emerging as key players in payments, the Reserve Bank of India allowed non-bank entities regulated by it, including non-bank pre-paid instrument issuers, card networks, trade receivables discounting system platform operators and white-label ATM operators, subject to certain eligibility criteria, to obtain direct membership in centralised payment systems - Real Time Gross Settlement and National Electronic Funds Transfer. These systems primarily could thus far be accessed only via banks.

The Reserve Bank of India in its circular dated September 7, 2021 has enhanced applicability of the extant framework on card tokenisation services to Card-on-File Tokenisation services as well. Further, card issuers have been permitted to offer card tokenisation services as Token Service Providers. Further, the Reserve Bank of India in its circular dated January 3, 2022 has issued a framework for carrying out digital payments in offline mode using cards, wallets, mobile devices, and other modes of digital payments.

Regulations Relating to Customer Service and Customer Protection

Enhancing customer service and customer protection is a focus area for the Reserve Bank of India and has regularly emphasized on offering efficient, fair and speedy customer service. In this regard, the Reserve Bank of India has issued several guidelines. Banks are mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. No bank is permitted to undertake the business of investment advisory services except through a separate subsidiary set up for the purpose or one of its existing subsidiaries.

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

The Reserve Bank of India has integrated all the existing three Ombudsman schemes were (i) the Banking Ombudsman Scheme, 2006; (ii) the Ombudsman Scheme for Non-Banking Financial Companies, 2018; and (iii) the Ombudsman Scheme for Digital Transactions, 2019 into a single scheme know as the Integrated Ombudsman Scheme, 2021.

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

On February 18, 2021, the Reserve Bank of India issued master directions on digital payment security controls, which provides necessary guidelines for the regulated entities to set up a robust governance structure and implement common minimum standards of security controls for channels like internet, mobile banking, card payments, among others. The guidelines have been effective since August 18, 2021.

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

Regulations Relating to Know Your Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002, seeks to prevent and criminalize money laundering and terrorist financing. It also provides for the freezing and confiscation of assets concerned in money laundering/terrorism offences, and the formation of the Financial Intelligence Unit. This Act lays down the obligations on designated entities (including banks and financial institutions) for maintaining records of prescribed transactions and for reporting certain transactions to the Financial

Intelligence Unit. It also lists out the predicate offences that come under the purview of the Act, the appointment of the Designated Director and the Principal Officer and their respective obligations under the Act. Prevention of Money-Laundering Rules have also been framed under such Act. This Act and such Rules have since been amended from time to time.

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

The regulated entities of the Reserve Bank of India have to upload data on know-your-customer (KYC) pertaining to individual accounts opened on or after January 1, 2019 onto the central KYC registry. In December 2020, the Reserve Bank of India issued guidelines for uploading data on know-your-customer of legal entities opened on or after April 1, 2021 on the central KYC registry. Given the ongoing restrictions related to the Covid-19 pandemic, the Reserve Bank of India on May 5, 2021 instructed banks that no restrictions on accounts would be imposed where the periodic updation of data on know-your-customer was pending until December 31, 2021 which was subsequently extended to March 31, 2022. On May 10, 2021, the Reserve Bank of India issued revised re-KYC directions wherein digital channels including e-mail, automated teller machines, internet and mobile banking and video based customer identification process was enabled for completion of re-KYC. In addition to individual customers, video based customer identification process was extended to conduct customer due diligence for proprietorship concerns, authorized signatories and beneficial owners of legal entities and for regularization of accounts opened using one-time password based e-KYC in a non-face-to-face mode.

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

Gold Monetization Scheme and Sovereign Gold Bonds

As per the gold monetization scheme of the Reserve Bank of India, banks are allowed to mobilize gold deposits and provide loans against these deposits. The minimum deposit under the gold deposit scheme at any one time is 10 grams of raw gold with short-term bank deposits allowed for a minimum of one to three years, and treated as on-balance sheet liability, and medium-term deposits of five to seven years and long-term of 12-15 years. The medium and long-term deposits will be the liability of the Indian central government. The redemption of medium and long-term deposits, at the option of the depositor, can be either in the Indian rupee equivalent of the value of the deposited gold or in the gold itself.

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

In December 2021, the Reserve Bank of India redefined the benchmark rate for foreign currency external commercial borrowings and trade credits, which now refers to any widely accepted inter-bank rate or alternative reference rate of six-month tenor, applicable to the currency of borrowing. The all in-cost ceiling for new foreign currency external commercial borrowings and trade credits is fixed at 500 basis points and 300 basis points, respectively, over the benchmark rates and for existing external commercial borrowings and trade credits linked to LIBOR whose benchmarks are changed to an alternative reference rate, the all-in cost ceiling has been revised upwards by 100 basis points to 550 basis points and 350 basis points, respectively, over the alternative reference rate.

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

The Reserve Bank of India issued directions in April 2020 on facilities for hedging exchange risk by residents and non-residents. According to the directions, derivative products can be offered to any person resident in India or resident outside India having foreign exchange risk on anticipated or contracted basis. For the purpose of offering derivative contracts users will be classified as retail user and non-retail users. While offering derivative contracts involving rupee, authorized dealers need to ensure that, the notional and tenor of the contract does not exceed the value and tenor of the exposure, and the same exposure has not been hedged using any another derivative contract. This has been applicable since September 1, 2020. The Reserve Bank of India has permitted non-residents to undertake transactions in the rupee interest rate derivatives markets for the purpose of hedging interest rate risk or otherwise. For the purpose of other than hedging, non-residents, other than individuals are permitted to take overnight index swaps transactions directly with market maker in India or by way of back to back arrangements through a foreign branch/parent/group entity of the market maker.

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

In January 2020, the Reserve Bank of India permitted authorized Category-I banks to voluntarily undertake transactions outside of onshore market hours. Transactions with a person residing outside India may be undertaken outside of onshore market hours through a bank’s foreign branches and subsidiaries. Further, banks in India that operate International Financial Services Centre banking units have been permitted to participate in the non-deliverable market since June 1, 2020.

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

In July 2021, the Reserve Bank of India issued guidelines on “Roadmap for LIBOR transition.” Banks were encouraged to cease, and also encourage their customers to cease, entering into new financial contracts that reference LIBOR as a benchmark and instead use any widely accepted Alternative Reference Rate, as soon as practicable and in any case by December 31, 2021. While certain US dollar LIBOR settings will continue to be published until June 30, 2023, the extension of the timeline for cessation is primarily aimed at ensuring roll-off of USD LIBOR-linked legacy contracts, and not to encourage continued reliance on LIBOR. The Reserve Bank of India, through its circular dated August 6, 2021, has also clarified that changes in the terms of a derivative contract on account of change in reference rate necessitated due to transition from LIBOR to an alternative reference rate shall not be treated as restructuring of the derivative contract, provided all other parameters of the original contract remain unchanged.

In September 2021, the Reserve Bank of India issued revised guidelines for offering over-the-counter derivatives. It has prescribed broad principles to be adhered by market makers with respect to governance frameworks, introduction of new products, user dealing conduct, pricing and valuation, risk management, internal control, and internal audit.

In February 2022, the Reserve Bank of India issued revised directions for credit derivatives which applies to credit derivative transactions undertaken in over-the-counter markets and on recognised stock exchanges. Banks are allowed to act as market makers to transact in single name credit default swaps on rated corporate bonds and debentures, money market debt instruments and unrated rupee corporate bonds and debentures issued by special purpose vehicles set up by infrastructure companies.

In February 2022, the Reserve Bank of India permitted banks in India to offer foreign currency settled Overnight Indexed Swaps (OIS) transactions to person not resident in India, other than individuals, as well as to other Authorized Dealer Category-I banks. Banks can undertake these transactions through their branches in India, through their International Financial Services Centre (IFSC) Banking Units (IBUs) or through their foreign branches.

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

In view of the sharp depreciation in the exchange rate during April-July 2022, the Reserve Bank of India allowed banks to utilise funds raised from overseas foreign currency borrowings between July 8, 2022 and October 31, 2022 for lending in foreign currency. Such lending shall be subject to the end-use prescriptions as applicable to external commercial borrowings. This facility shall be available till the maturity/repayment of the overseas foreign currency borrowings.

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

In June 2022, the Reserve Bank of India issued a separate draft Master Direction on Outsourcing of IT Services. The guideline allows banks to undertake outsourcing of IT and IT enabled services without the prior approval of the Reserve Bank of India. However, banks intending to outsource any of its IT activities shall put in place a comprehensive Board approved IT outsourcing policy. The policy shall incorporate, inter alia, role and responsibilities of the Board, Board Committee and Senior Management, IT function, business function, and oversight & assurance functions in respect of outsourcing of IT services. The Policy shall also cover the criteria for selection of such activities as well as service providers, delegation of authority depending on risk and materiality, disaster recovery and business continuity plans, systems to monitor and review the operations of these activities and termination processes and exit strategies, including business continuity in the event of a third-party service provider exiting the outsourcing arrangement. Appropriate due diligence shall be performed to assess the capability of the service provider to comply with obligations in the outsourcing agreement on an ongoing basis, when considering or renewing an Outsourced IT Services arrangement. A Risk Management framework for outsourcing of IT Services shall include processes and responsibilities for identification, measurement, mitigation/ management and reporting of risks associated with Outsourcing of IT Services arrangements. The guideline has also issued specific requirements with regard to storage, computing and movement of data in cloud environments and requires banks to establish a cloud adoption policy. Such a policy should, inter alia, identify the activities that can be moved to the cloud, enable and support protection of various stakeholder interests, ensure compliance with regulatory requirements, including those on privacy, security, data sovereignty, recoverability and data storage requirements, aligned with data classification.

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

In April 2022, the Indian Computer Emergency Response Team (“CERT-In”), a nodal agency for responding to computer security incidents set up by the Government of India, issued directions on information security practices, procedure, prevention, response and reporting of cybersecurity incidents for Safe and Trusted Internet. As per the directions issued, amongst other obligations, corporates including banks are mandated to report all cyber incidents to CERT-In within 6 hours of noticing such incidents or being brought to their notice about such incidents.  Companies are required to maintain logs of all their information and communications technology (“ICT”) systems for 180 days in India. A copy of ICT logs may be stored outside India also as long as the obligation to produce logs to CERT-In is adhered to by the entities in a reasonable time. Companies are required to synchonise their ICT system clock by connecting to the Network Time Protocol (“NTP”) Server of National Informatics Centre (“NIC”) or National Physical Laboratory (“NPL”), or with other NTP servers traceable to the NTP servers of NIC or NPL. Body corporates whose systems span multiple jurisdictions may connect to other time sources; however, they must ensure that such sources do not deviate from NIC or NPL’s time sources.

Various critical sectors such as power & energy; banking, financial services & insurance; telecom; transport; government and strategic & public enterprises and subsequently their information technology infrastructure have been identified as critical information infrastructure through a gazette notification by the Government of India. In June 2022, the computer resources of ICICI Bank relating to the Core Banking Solution, Real Time Gross Settlement and National Electronic Fund Transfer comprising Structured Financial Messaging Server, were declared as critical information infrastructure, and the computer resources of the Bank’s associated dependencies to be protected systems under the Information Technology Act, 2000. All organisations having protected systems are required to comply with certain rules notified by the Government of India and any incapacitation or destruction of protected system would cause a debilitating impact on national security, governance, economy and social well-being of a nation.

See also “Risk Factors—Risks Relating to Technology—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

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

The cash reserve ratio was at 4% of a bank’s demand and time liabilities adjusted for the exemptions which include (but are not limited to) (i) the paid up capital, reserves and credit balance of the bank; (ii) net income tax provision; (iii) amount received from Deposit Insurance and Credit Guarantee Corporation towards claims and held by banks pending adjustments; (iv) provision not being a specific liability arising from contracting additional liability and created from profit and loss account; and (v) demand and time liabilities in respect of their offshore banking units. Due to the outbreak of Covid-19 pandemic, in March 2020, the Reserve Bank of India reduced the cash reserve ratio requirement by 100 basis points from 4.00% to 3.00% of net demand and time liabilities. This was gradually restored to 4.0% in a phased manner with banks required to maintain the cash reserve ratio at 3.5% of their net demand and time liabilities effective from the fortnight beginning March 27, 2021 and at 4.0% effective from fortnight beginning May 22, 2021. In May 2022, the Reserve Bank of India increased the cash reserve ratio by 50 basis points from 4.00% to 4.50% of net demand and time liabilities, effective from the reporting fortnight beginning May 21, 2022.

Further, to improve flow of credit to retail, auto, residential housing and micro, small and medium enterprises, the Reserve Bank of India advised that incremental loans to the sector would be deducted from net demand and time liabilities for the purpose of cash reserve ratio requirement. Incremental credit was be calculated by segment and based on the difference between outstanding credit as on January 31, 2020 and subsequent fortnights up to July 31, 2020. The incremental credit computed, after reducing repayments and non-performing assets, is eligible for deduction from net demand and time liabilities for a maximum period of five years, (i.e. up to January 24, 2025), or the tenure of the loan, whichever is earlier.

In February 2021, the Reserve Bank of India permitted banks to deduct the amount equivalent to credit disbursed to new micro, small and medium enterprise borrowers (who have not availed credit from the banking system as on January 1, 2021) from their net demand and time liabilities for calculation of the cash reserve ratio. This exemption was available only up to Rs. 2.5 million per borrower disbursed up to the fortnight ending October 1, 2021, for a period of one year from the date of origination of the loan or the tenure of the loan, whichever is earlier. In May 2021, the exemption timeline was extended until December 31, 2021.

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

Liquidity Coverage Ratio

In line with the Basel III framework, banks in India are required to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days and the requirement was phased in over time. A minimum liquidity coverage ratio requirement of 100.0% has been required since January 1, 2019. Following the outbreak of the Covid-19 pandemic, the liquidity coverage ratio to be maintained by banks was lowered from 100.0% to 80.0% until September 30, 2020, and was subsequently increased to 90.0% starting from October 1, 2020 and further to 100.0% from April 1, 2021.

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

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s marginal standing facility; (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio. A total of 18.0% of net demand and time liabilities comprising statutory liquidity ratio securities is available for banks to recognize as level one high quality liquid assets. In March 2020, following the outbreak of the Covid-19 pandemic, the Reserve Bank of India raised the borrowing limit under the marginal standing facility from 2.0% to 3.0% of a bank’s net demand and time liabilities outstanding at the end of the second preceding fortnight with immediate effect. The enhanced limit was applicable from March 27, 2020 until December 31, 2021. In December 2021, the Reserve Bank of India returned to the normal dispensation. Accordingly, banks were able to dip into the statutory liquidity ratio up to 2.0% of net demand and time liabilities instead of the earlier 3.0% for overnight borrowing under the marginal standing facility with effect from January 1, 2022.

Since the marginal standing facility was reduced to 2.0% from 3.0% of net demand and time liabilities from January 1, 2022, the total high quality liquid asset carve out from the mandatory statutory liquidity ratio, which can be reckoned for meeting the liquidity coverage ratio requirement, was also reduced to 17.0% of net demand and time liabilities (2.0% marginal standing facility plus 15.0% Facility to Avail Liquidity for Liquidity Coverage Ratio) from 18.0%. In April 2022, the Reserve Bank of India permitted banks to reckon Government securities as level one high quality liquid assets under Facility to Avail Liquidity for Liquidity Coverage Ratio within the mandatory statutory liquidity ratio requirement up to 16.0% of net demand and time liabilities from the earlier 15.0%. Accordingly, the total high quality liquid asset carve out from the mandatory statutory liquidity ratio, which can be reckoned for meeting the liquidity coverage ratio requirement is 18.0% of net demand and time liabilities.

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

Net Stable Funding Ratio (NSFR)

The Reserve Bank of India has issued final guidelines on net stable funding ratio. The implementation of the ratio was applicable with effect from October 1, 2020. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. The net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks will be required to maintain a ratio of at least 100.0% on an ongoing basis.

To enable banks to manage liquidity risks more effectively, in January 2022, the Reserve Bank of India released a revised Basel III framework on liquidity standards. As per the guideline, the threshold limit for deposits and other extensions of funds made by non-financial small business customers was increased from Rs. 50 million to Rs. 75 million for the purpose of maintenance of liquidity coverage ratio and net stable funding ratio.

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

Ownership Restrictions

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investment) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investments of up to 49.0% in private sector banks is under automatic route and do not require any specific approval, foreign investments beyond 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control from Indian residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions. Additionally, in the case of proposals requiring prior approval of the Government of India, such proposals involving total foreign equity inflow of more than Rs. 50.0 billion, also require approval of the Cabinet Committee on Economic Affairs.

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

Holding Companies

In May 2011 a working group formed by the Reserve Bank of India released key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies.

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

Banks have to comply with the following prudential requirements to be eligible to declare dividends:

•	The capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	The net non-performing asset ratio is less than 7.0%.

•	The Bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	Under the Reserve Bank of India’s Basel III guidelines, banks are subject to higher minimum capital requirements and must maintain a capital conservation buffer above the minimum requirements to avoid restrictions on capital distribution. The capital conservation buffer was phased in and fully implemented by March 31, 2019 as prescribed by the Reserve Bank of India. The Reserve Bank of India has clarified that dividend payment by banks would be governed by the application of the above guidelines, once the capital conservation framework is in effect. In case a bank does not meet the capital adequacy norms for two consecutive years, but has a capital adequacy ratio of at least 9.0% for the accounting year for which it proposes to declare a dividend, it would be eligible to do so if its net non-performing asset ratio is less than 5.0%. Banks that are eligible to declare dividends under the above rules can do so subject to the following:

•	The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed 40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio. Banks should have a minimum capital adequacy ratio of 9.0% for three consecutive years (including the accounting year for which it proposes to declare dividend) and a net non-performing assets ratio of less than 7.0% to be eligible to declare dividends. A bank with a net non-performing assets ratio of less than 3.0% can declare a dividend of up to 35.0% if its capital adequacy ratio for three years is 11.0% or above, a dividend of 30.0% if its capital adequacy ratio is 10.0% or more and up to 25.0% if its capital adequacy ratio is 9.0% or above. A bank with a net non-performing assets ratio between 3.0% and 5.0%

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

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Financial Stability and Development Council is an independent body established by the Government of India that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates, addresses inter-regulatory coordination issues and focuses on financial literacy and financial inclusion activities. The Government of India has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector. The Commission has proposed an Indian Financial Code that consolidates different laws governing the financial sector. The framework incorporates components like consumer protection, regulation, capital controls, systemic risk and resolution. It also proposed the transition to a regulatory system where the Reserve Bank of India regulates the banking and payments system and of a Unified Financial Agency subsuming all other existing financial sector regulators like the Insurance Regulatory Development Authority of India and the Securities and Exchange Board of India.

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

In view of the growing significance of financial technology innovations and their interface with the financial sector, the sub-committee of the Financial Stability and Development Council has set up a working group to look into aspects and developments in fintech. Accordingly, the Reserve Bank of India set up a working group with representatives from various regulatory bodies, rating agencies and select banks. The group has recommended introducing an appropriate framework for a ‘regulatory sandbox’ within a well-defined space and duration. In fiscal 2021, the Reserve Bank of India introduced a thematic approach to regulatory sandbox in the fintech sector. The first cohort was launched in November 2019 focussing on retail payments as its theme, the second cohort was launched in December 2020 with the theme cross border payments,the third cohort focussed on lending to micro, small and medium enterprises and the fourth cohort launched in October 2021 on prevention and mitigation of financial frauds.

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

Prompt Corrective Action by the Reserve Bank of India

The Prompt Corrective Action is a framework under which banks with weak financial condition are put under watch by the Reserve Bank of India and subject to restrictions on operations and business. As per the guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. In November 2021, the Reserve Bank of India reviewed and revised the existing Framework on Prompt Corrective Action (PCA). The key criteria for invocation of the prompt correct action include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, or (iii) a leverage ratio of below 4.0%.

Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and other mandatory action for resolution. Depending on the risk threshold, the actions may include restriction on capital expenditure (other than for technological upgradation within Board approved limits). A bank breaching the risk threshold where the common equity Tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up.

Discretionary Corrective Actions now include, resolution of the bank by amalgamation or reconstruction (Ref. Section 45 of Banking Regulation Act 1949); a prohibition on expansion of credit/ investment portfolios, other than investment in government securities and other high quality liquid investments; restrictions on or reduction in variable operating costs; and restrictions on or reduction of outsourcing activities and new borrowings.

Exit from being subject to prompt corrective action and withdrawal of restrictions may be considered in the following scenario: (i) if no breaches in risk thresholds in any of the parameters are observed as per four continuous quarterly financial statements, one of which should be an audited annual financial statement (subject to assessment by Reserve Bank of India), or (ii) based on supervisory comfort of the Reserve Bank of India, including an assessment on sustainability of profitability of the bank.

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

Regulations Governing Prepaid Payment Instruments

The Reserve Bank of India has issued master directions on issuance and operation of prepaid payment instruments. These instruments can be issued by banks and non-bank entities only after obtaining prior approval from the Reserve Bank of India. Issuers are required to have Board approved policy for issuance of various types/categories of prepaid instruments, engaging agents, co-branding arrangement, re-validation of gift instruments and all related activities. Small pre-paid instruments (or minimum-detail Prepaid Payment Instruments) up to Rs. 10,000 can be issued by accepting minimum details and are required to be converted into full-KYC Prepaid Payment Instruments within 24 months from the date of issuance if facility of cash loading / reloading is provided. Prepaid Payment Instruments up to Rs. 200,000 can be issued after completing KYC of the Prepaid Payment Instrument holder. Gift instrument can be issued up to a maximum value of Rs. 10,000. Prepaid Payment Instruments (other than gift Prepaid Payment Instruments and Mass Transit System Prepaid Payment Instruments) shall necessarily have additional factor of authentication. The aspects of co-branded prepaid instruments, fraud prevention, customer protection, grievance handling and information system audit are also highlighted in the directions.

Income Computation and Disclosure Standards

The Central Board of Direct Taxes Income Computation and Disclosure Standards (“ICDS”) provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining the books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 (the “Indian Income Tax Act”) and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Indian Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies.

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

The Reserve Bank of India has issued guidelines on the compensation of wholetime directors/chief executive officers/risk takers and control function staff of private sector and foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders. In fiscal 2020, the Reserve Bank of India issued revised guidelines for compensation of wholetime directors, chief executive officers, risk takers and control function staff. As per the guidelines, banks are required to identify the material risk takers whose actions have a material impact on the risk exposure of the bank, and who satisfy the qualitative and quantitative criteria as specified in the guidelines. Further, the compensation structure of wholetime directors, chief executive officers and material risk takers has been changed. Perquisites having monetary ceiling has been included in the fixed pay and share linked instruments have been included in the variable pay. The amount of variable pay must be a substantial portion of the compensation i.e. at least 50% of the pay must be variable and is limited to 300% of the fixed pay. The guidelines also specify the proportion of cash and non-cash components that may be included in the variable pay. Banks are also required to put in place appropriate modalities to incorporate malus and clawback mechanism with respect to misconduct and risk, as well as and mandatory imposition in case of divergence in non-performing assets and provisioning beyond the Reserve Bank of India prescribed thresholds for public disclosure. This guideline has been applicable for pay cycles beginning from April 1, 2020.

The Reserve Bank of India has issued guidelines on compensation of non-executive directors of private sector banks. According to the guidelines, the Board of Directors, in consultation with its remuneration committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time, non-executive chairman). In the policy, the Board may provide for the payment of compensation in the form of a profit-related commission, subject to the bank making profits. Such compensation should not exceed Rs. 1 million per annum for each director. In addition to sitting fees and expenses related to attending meetings of the board and its committees as per extant statutory norms, the bank may provide for payment of compensation to non-executive directors in the form of a fixed remuneration commensurate with an individual director’s responsibilities and demands on time and which are considered sufficient to attract qualified competent individuals. However, such fixed remuneration for a non-executive director, other than the chair of the board, shall not exceed Rs. 2.0 million per annum. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for granting remuneration to the part-time, non-executive chairman under Section 10B(1A)(i) and 35B of the Banking Regulation Act, 1949.

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

The Reserve Bank of India has advised system providers to ensure that data relating to payment systems operated by them are stored only in a system located in India. The data should include the full end-to-end transaction details/information collected/carried/processed as part of the message/payment instruction. For the foreign leg of the transaction, if any, the data can also be stored in the foreign country, if required. For directions notified by CERT-In relating to obligation on maintenance of logs of the information and communications technology systems, see “—Information Technology and Cyber Security.”

On-tap Licensing of Universal Banks

In 2016, the Reserve Bank of India released guidelines for continuous licensing of universal banks in the private sector. According to the guidelines, the minimum net worth for these banks must be Rs. 5.0 billion and the promoters are required to hold a minimum of 40.0% of the paid-up capital, which will be locked-in for five years and brought down to 15.0% over a period of 12 years. Eligible promoters include non-banking finance companies, individuals with 10 years of experience in banking and finance, and entities/groups in the private sector that have total assets of at least Rs. 50.0 billion with non-financial business accounting for less than 40% of total assets. Foreign shareholding of up to 74.0% is allowed. Promoting entities that have other group entities shall set up the bank only through the non-operative financial holding company structure. Specialized banking activities can be conducted through a separate entity held under the holding company. The Reserve Bank of India has received new applications for universal banks which are under consideration under the on-tap licensing policy. The Reserve Bank of India has set up a Standing External Advisory Committee, headed by a former deputy governor, to evaluate the applications received for universal banks and small finance banks. Further, since December 2019, the Reserve Bank of India has also introduced on-tap licensing for small finance banks.

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

In September 2020, the Reserve Bank of India advised that as part of a robust compliance system, banks are required to have an effective compliance culture, independent compliance function and a strong compliance risk management programme. As per the guidelines, banks shall have a board-approved compliance policy explaining its compliance philosophy, expectations on compliance culture, role of Chief Compliance Officer (CCO), processes for managing and reporting on compliance risk throughout the bank. Banks are required to develop and maintain a quality assurance and improvement program covering all aspects of the compliance function and such programs are subject to an independent external review periodically (at least once in every three years). The policy shall be reviewed at least once a year. The selection of the candidate for the post of the Chief Compliance Officer shall be done on the basis of a well-defined selection process and recommendations made by the senior executive level selection committee constituted by the Board for this purpose. The Chief Compliance Officer shall be appointed for a minimum fixed tenure of not less than three years.

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

Competition Act

The Competition Act, 2002 established the Competition Commission of India with the objective of promoting competition, preventing unfair trade practices and protecting the interest of consumers. The Competition Act, 2002 prohibits anti-competitive agreements and abuse of market dominance, and requires the approval of the Competition Commission for mergers and acquisitions involving companies above a certain size.

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

In April 2020, the government established the International Financial Services Centres Authority (IFSCA), a unified authority, for the development and regulation of financial products, financial services and financial institutions in the International Financial Services Centre. Prior to the setting up of the authority, the domestic financial regulators regulated the business at the Centre. In November 2020, the International Financial Services Centres Authority announced regulations for banking and investment activities in the International Financial Services Centre. Banking units were permitted to undertake additional activities, subject to compliance with the terms and conditions or guidelines as specified by the Authority. Banking Units at the International Financial Services Centre may borrow funds, including in foreign currency, from its parent, domestic branches of Indian banks, overseas branches of Indian banks and a person resident outside India (including other banking units). The banking units may deploy funds with persons resident in India as well as persons not resident in India. Borrowing from a person resident in India and deployment of funds with persons resident in India shall be subject to the provisions of the Foreign Exchange Management Act, 1999. Banking units may also act as lenders in rupee denominated loans, in any form, to persons resident in India, subject to specific provisions. Banking units are also permitted to accept deposits and can provide foreign currency accounts to qualified individuals, persons resident outside India who are corporate or institutional entities, and persons resident in India for investment in International Financial Services Centre.

With a view to further enhancing 'ease of doing banking business', the International Financial Services Centres Authority has issued the IFSCA Banking Handbook which is a compendium of directions of the Authority to the international banking units operating in GIFT IFSC and to the banking companies incorporated in India or outside India looking to set up an international banking units as a branch in GIFT IFSC. The Handbook is organised in three components viz (a) General directions, (b) Conduct of Business directions, and (c) Prudential Directions applicable to BUs. The provisions of IFSCA Banking Handbook has been effective since January 1, 2022.

In April 2022, the International Financial Services Centres Authority released a guidance framework on sustainable and sustainability linked lending by financial institutions in IFSC. As per the framework, international banking units shall develop a board approved policy on sustainable lending by March 31, 2023. From financial year beginning April 1, 2023, entities shall have at least 5% of their gross loans in the form of lending to green/sustainable/ sustainability-linked sectors/facilities. The 5.0% target shall be computed on incremental loans and advances in a financial year.

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

See also “Selected Statistical Information—Loan Concentration.”

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

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of investors in securities and to promote the development of and to regulate the Indian securities market. We and our subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, private placements as well as underwriting, custodian, designated depository participant, merchant banker, depositary participant, investment advisory, private equity, trading member, clearing member, asset management, portfolio management, banker to the issue, research analyst and debenture trusteeship activities. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable for these activities.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the SARFAESI Act. As a bank, we are entitled to certain benefits under various statutes including the following:

•	The Recovery of Debts and Bankruptcy Act, 1993 provides for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames have been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

•	The SARFAESI Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the SARFAESI Act.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Indian Income Tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability is permitted to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5% of the total income and 10.0% of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

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

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, our subsidiary and affiliate offering life insurance and general insurance products, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (IRDAI or Authority). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/ registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

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

The key changes announced in the regulations by the Securities and Exchange Board of India are as follows:

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

Offshore Branches

The Foreign Exchange Management (Borrowing and Lending) Regulations, 2018, as amended, and rules issued thereunder, permit a branch located outside India of a bank incorporated or constituted in India to borrow in foreign currency in the normal course of its banking business outside India, subject to the directions or guidelines issued by the Reserve Bank of India from time to time and the regulatory authority of the country where the branch is located.

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. The Singapore branch has Qualified Full Banking privileges which entitles us to take retail deposits. The branch also has the approval to operate an Asian Currency Unit. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, and offer banking services to individuals and institutions in Bahrain and outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority. Our branch in the Dubai International Financial Centre (DIFC) is regulated by the Dubai Financial Services Authority and is licensed to accept deposits, provide credit, arranging credit or deal in investments and advising on financial products or credit. Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. Our branch in China is regulated by the China Banking and Insurance Regulatory Commission and the branch in South Africa is regulated by the South Africa Reserve Bank. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Unit No 408, 4th Floor, Brigade International Financial Centre, GIFT Multi Services SEZ, Gandhinagar 382 344,Gujarat, India. In the Union Budget for fiscal 2020, the Indian government announced the extension of deduction of 100.0% of profit to ten years for units in Gujarat International Finance Tec-City.

In December 2021, the Reserve Bank of India released a circular regarding infusion of capital in overseas branches and subsidiaries and retention/repatriation/transfer of profits in these centres by banks incorporated in India. As per the circular, prior approval of the Reserve Bank of India would not be required for capital infusion/ transfers (including retention/repatriation of profits) for banks which meet the regulatory capital requirements (including capital buffers). Banks shall however seek the approval of their boards for the same. Banks are required to report all such instances of infusion of capital and/retention/transfer/repatriation of profits in overseas branches and subsidiaries to the Reserve Bank of India.

Representative Offices

We have representative offices in various jurisdictions that are regulated by the respective regulatory authorities.

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

A new scheme called ‘Depository Receipts Scheme, 2014’(DR Scheme, 2014) for investments under ADR/GDR has been effective from December 15, 2014 which provides for repeal of extant guidelines for Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 except to the extent relating to foreign currency convertible bonds.

The issuance of fresh depositary receipts and any changes/modifications in the existing terms and conditions of ADR/GDR should be in accordance with DR Scheme, 2014 or/and is subject to approval/clarification from Reserve Bank of India/Securities and Exchange Board of India.

In terms of schedule IX of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 dated October 17, 2019, pertaining to investment in Depository receipts by a person resident outside India, the guidelines are as below:

Issue or transfer of eligible instruments to a foreign depository for the purpose of issuance of depository receipts by eligible person(s)-

(a)	Any security or unit in which a person resident outside India is allowed to invest under these rules shall be eligible instruments for issue of Depository Receipts in terms of DR Scheme, 2014.

(b)	A person shall be eligible to issue or transfer eligible instruments to a foreign depository for the purpose of issuance of depository receipts in accordance with the DR Scheme, 2014 and guidelines issued by the Central Government in this regard.

(c)	A domestic custodian may purchase eligible instruments on behalf of a person resident outside India, for the purpose of converting the instruments so purchased into depository receipts in terms of DR Scheme, 2014.

(d)	The aggregate of eligible instruments which may be issued or transferred to foreign depositories, along with eligible instruments already held by persons resident outside India, shall not exceed the limit on foreign holding of such eligible instruments under the Act, rules or regulations framed there under.

(e)	The eligible instruments shall not be issued or transferred to a foreign depository for the purpose of issuing depository receipts at a price less than the price applicable to a corresponding mode of issue or transfer of such instruments to domestic investors under the applicable laws.

Depository Receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of DR Scheme 2014 and have to comply with the provisions specified in this schedule.

The Securities and Exchange Board of India vide a circular dated October 10, 2019 has provided a framework for issue of depositary receipts. As per the circular, only a company incorporated in India and listed on a recognized stock exchange in India may issue permissible securities or their holders may transfer permissible securities, for the purpose of issue of depositary receipts subject to compliance with the eligibility criteria defined by the Securities and Exchange Board of India. Securities and Exchange Board of India has further issued operational guidelines dated October 1, 2020 for monitoring foreign holding in depository receipts. Pursuant to the same, every listed company shall appoint one Indian depository as the designated depository for the purposes of monitoring such limits.

Restriction on Foreign Ownership of Indian Securities

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the Foreign Exchange Management Act, 1999, and rules and regulations thereunder, as amended from time to time (“Act”). The Act authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of the foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or relevant departments of the Government of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Government has laid down rules and the Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The issue or transfer of any security of an Indian company by a person resident outside of India, foreign investment in equity instruments (equity shares, compulsorily convertible debentures, compulsorily convertible preference shares and share warrants) as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable rules and regulations issued under the Foreign Exchange Management Act, 1999 and by the Securities and Exchange Board of India, and shall be made only in accordance with the terms and conditions specified under such rules and regulations.

The foreign investment limit in Indian companies includes, in addition to foreign direct investments, investment by Foreign Portfolio Investors, Non-Resident Indians, Foreign Currency Convertible Bonds, American Depository Receipts, Global Depository Receipts and convertible preference shares held by foreign entities.

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”) provide for, among other things, the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment up to 49.0% in private sector banks does not require any specific approval, foreign investment beyond 49.0% and up to 74.0% requires prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49% of the paid-up capital on a fully diluted basis or a sectoral cap (whichever is lower) that does not result in the transfer of ownership or control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Rules. The Rules allow Indian companies to freely issue rights and bonus shares to existing non-resident shareholders, subject to adherence to sectoral cap and fulfilling certain conditions laid out in the applicable laws and statute. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	Additionally, in case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require approval of the Cabinet Committee on Economic Affairs.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0 % of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Any foreign investment in private banks by any person (including his relatives and associate enterprises and persons acting in concert) whereby such shareholding reaches or exceeds 5.0% shall require prior approval from the Reserve Bank of India for acquisition of shares or voting rights. The Reserve Bank of India shall assess the “fit and proper” status of such foreign investors according to the criteria laid down under the Master Direction dated November 19, 2015 on ‘Prior approval for acquisition of shares or voting rights in private sector banks’ and the Master Direction – Ownership in Private Sector Banks Directions, 2016 issued by the Reserve Bank of India, which will include extensive information on ownership of the investors and beneficial interest in the shares/voting rights being acquired. Additionally, the ceiling on voting rights is 26.0% of the total voting rights of a bank.

•	A foreign bank may operate in India through only one of the three channels: (i) branches (ii) a wholly-owned subsidiary and (iii) a subsidiary with aggregate foreign investment up to a maximum of 74.0% in a private bank. A foreign bank regulated by a banking supervisory authority in its home country and meeting the Reserve Bank of India’s licensing criteria will be allowed to set up a wholly-owned subsidiary in India. A foreign bank will be permitted to establish a wholly-owned subsidiary either through conversion of existing branches into a subsidiary or through a fresh banking license. A foreign bank will be permitted to establish a subsidiary through acquisition of shares of an existing private sector bank provided at least 26.0% of the paid-up capital of the private sector bank is held by residents at all times. A subsidiary of a foreign bank will be subject to the licensing requirements and conditions broadly consistent with those for new private sector banks.

Under the Portfolio Investment Scheme:

i.	Effective from April 1, 2020, foreign portfolio investors, as referred in Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its Board of Directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24% or 49% or 74% or (ii) increase the aggregate limit to 49% or 74% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10% or more of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India issued the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, as amended from time to time. Under the foreign portfolio investment regime, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The total holding by each foreign portfolio investor or an investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. If the total investment exceeds the aforementioned threshold of below 10.0%, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered as Foreign Direct Investment and the foreign portfolio investor and its investor group shall not make further portfolio investment in that company. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly, having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be clubbed at the investment limit as applicable to a single foreign portfolio investor.

Transfer of equity instruments by a person resident outside India

A person resident outside India (other than a non-resident Indian/overseas citizen of India or a former overseas corporate body) may transfer by way of sale or gift the equity instruments of an Indian company or units held by him or it to any person resident outside India provided that:

i.	prior government approval shall be obtained for any transfer in case the company is engaged in a sector which requires government approval;

ii.	where the equity instruments are held by the person resident outside India on a non-repatriable basis, the transfer by way of sale where the transferee intends to hold the equity instruments on a repatriable basis, shall be in compliance with and subject to the adherence to entry routes, sectoral caps or investment limits, as specified in Rules and attendant conditionalities for such investment, pricing guidelines, documentation and reporting requirements for such transfers, as may be specified by the Reserve Bank of India from time to time.

A person resident outside India holding equity instruments of an Indian company or units:

i.	may transfer the same to a person resident in India by way of gift;

ii.	may sell the same to a person resident in India on a recognized stock exchange in India through a registered broker in the manner prescribed by Securities and Exchange Board of India; or

iii.	may sell the same to a person resident in India, subject to the adherence to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the Reserve Bank of India in consultation with the Government from time to time.

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

Reporting of foreign investments

The Reserve Bank of India has issued guidelines on reporting of foreign investments with the objective of integrating different reporting structures for foreign investments in India. As per the guidelines issued on June 7, 2018, a Single Master Form has been introduced that must be filed online. The Single Master Form, as amended from time to time, provides a facility for reporting total foreign investments in an Indian entity as well as investments by persons residing outside India in an investment vehicle.

Indian entities not complying with this pre-requisite will not be able to receive foreign investments (including indirect foreign investments) and will be deemed non-compliant under Foreign Exchange Management Act, 1999 and regulations made thereunder, as amended from time to time.

From September 2018, all the reporting prescribed under “Foreign Investment in India”, except if specifically stated otherwise, is required to be done through the Single Master Form, as amended from time to time, available on the Foreign Investment Reporting and Management System platform of the Reserve Bank of India.

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

Issue of ADSs

Indian companies are permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Depository Receipts Scheme, 2014, as amended from time to time. Such issuance is subject to sectoral cap, entry route, minimum capitalization norms, pricing norms, among other things, as applicable as per the rules and regulations established by the Government of India and/or Reserve Bank of India from time to time in this regard.

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the foreign direct investment scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant Foreign Exchange Management Act, 1999 and the rules made thereunder, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the Securities and Exchange Board of India, will not be eligible to issue ADSs. As per the Depository Receipts Scheme, 2014, if the issue or purchase of permissible securities underlying the depository receipts does not require approval under the Foreign Exchange Management Act, 1999, no Government of India approval will be required for issuance, purchase or holding of such depository receipts.

For disposal of ADSs, investors may need to seek specific approval from Government of India on a case-by-case basis. However, overseas corporate bodies as defined under applicable rules, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the Securities and Exchange Board of India are not eligible to subscribe to ADSs issued by Indian companies. Notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, and foreign portfolio investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by non-resident Indians, overseas corporate bodies and foreign institutional investors would be required.

Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in a private Indian bank is equal to or exceeds 25.0% of its total equity, or when such holding is or exceeds 25.0% of the total equity and thereafter such investor acquires additional 5.0% equity within any financial year, such investor may be required to make a public offer for acquiring shares of the remaining shareholders under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 2011, as amended from time to time. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

Depository Receipts Scheme, 2014

An eligible person may now, issue or transfer eligible securities to a foreign depository for the purpose of issuance of depository receipts in terms of Depository Receipts Scheme, 2014, as amended from time to time. However, depository receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of the Depository Receipts Scheme, 2014.

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

	Dividend per equity share	Total amount of dividends paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2018	2.50	14.6
2019	1.50	9.7
2020	1.00	6.4
2021	Nil	Nil
2022	2.00	13.9

From fiscal 2021, dividend income is taxable in the hands of shareholders and the Companies are not liable to pay dividend distribution tax on distributed profits.

For fiscal 2022, the Board of Directors has proposed a dividend, excluding dividend tax, of Rs. 5.00 per equity share, which will be paid after approval by the shareholders in the forthcoming annual general meeting.

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

Taxation of Distributions

As per Finance Act, 2020, Dividend Distribution Tax is being abolished and dividends paid are subject to tax in India in the hands of recipient. Hence, as per provision of the income tax laws, dividend received in respect of ADS will be taxable at the rate of 10% and payer of the dividend would be required to deduct tax at the rate of 10%.

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

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares,

(a)	To be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Income Tax Act. As per the provisions of the Income Tax Act, any income by way of capital gains payable to non-residents may be subject to withholding of tax at the rate under the Income Tax Act or the double taxation treaty, whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities.

(b)	To get the benefit of the applicable double taxation treaty, the non-resident investor must furnish a certificate of his or her residence in a country outside India and such other documents as may be prescribed under the Act such as valid Permanent Account Number issued by the Indian Income Tax authorities or tax identification number issued by the Income Tax authorities country of tax residence along with certain other details such as name, e-mail ID, contact number, address etc.

Where Permanent Account Number is submitted, it should be linked to Aadhaar (applicable in case of individuals) and investor should have filed his income tax returns in India in past one year, otherwise tax will be deducted at the higher rate which may go upto 20% or more.

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

In case of capital gains derived from the sale of rights outside India by a non-resident investor that is not entitled to exemption under a tax treaty, to another non-resident investor, the sale may be deemed by the Indian tax authorities to be situated within India (as our situs is in India), in which case, any gains realized on the sale of the rights will be subject to Indian capital gains taxation, in the manner discussed above under “—Taxation on Sale of ADSs or Equity Shares”.

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

Upon the issuance of the equity shares underlying ADSs, we, are required to pay a stamp duty of 0.005% of the total market value of the equity shares issued. A transfer of ADSs is not subject to stamp duty under Indian law. However, transfer of equity shares (on delivery basis) by a non-resident investor is subject to stamp duty at the rate of 0.015% of the market value of the equity shares on the trade date. Such stamp duty is payable, (i) by the buyer in case the transfer of equity shares is through a stock exchange and (ii) by the seller in case the transfer of equity shares is other than through a stock exchange or is through a depository or is other than through a depository.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Goods and Services Tax

Goods and Services Tax is a single comprehensive tax levied on the manufacture, sale and consumption of goods and services at a national level. It is applicable from July 1, 2017 on all transactions of goods and services on which various indirect taxes levied by the Centre and States is submersed except goods and services outside the purview of Goods and Services Tax and transactions below the threshold limit. Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to Goods and Services Tax at a rate of 18%. The stockbroker is responsible for collecting the Goods and Services Tax and paying it to the relevant authority. Sale of the securities including ADS and equity shares is outside the purview of Goods and Services Tax.

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

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (the “Code”), proposed and final Treasury regulations, revenue rulings, judicial decisions and the income tax treaty between the United States and India, or the “Treaty”, all as of the date hereof, which may change, possibly with retroactive effect.

You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of ADSs or equity shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the “Foreign Tax Credit Regulations” may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any Indian taxes imposed on them. The discussions below regarding the creditability or deductibility of Indian taxes do not apply to investors in this situation.

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

Indian income taxes withheld from cash dividends on the Company shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon your circumstances. The rules governing foreign tax credits are complex, and you should consult your own tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Indian taxes in computing your income, subject to generally applicable limitations under U.S. federal income tax law.

Taxation of Capital Gains

You will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares. The gain or loss will generally be U.S. source capital gain or loss, and subject to the PFIC rules discussed below will be long-term capital gain or loss if you have owned such ADSs or equity shares for more than one year. You should consult your tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited. The amount of the gain or loss will equal the difference between your tax basis in the ADSs or equity shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Under certain circumstances as described under “—Indian Tax—Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. Under the Code, any gain or loss on the sale or exchange of ADSs or equity shares will generally be U.S. source. However, although the application of the Treaty in this respect is subject to uncertainty, it is possible that under the Treaty your gains from dispositions of equity shares may be treated as foreign source. In that case, you may be able to claim foreign tax credit in respect of any Indian income tax on this gain. Even if Indian income taxes on disposition gains are creditable under the Treaty, the Foreign Tax Credit Regulations generally preclude you from claiming a foreign tax credit with respect to these taxes if you do not elect to apply the benefits of the Treaty. However, in that case it is possible that any Indian taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser with respect to your ability to credit any Indian income taxes on dispositions against your U.S. federal income tax liability, including the uncertainty as to whether Indian taxes on dispositions are generally creditable under the Treaty, the requirement to report Treaty-based return positions and the creditability or deductibility of the Indian tax on disposition gains in your particular circumstances (including any applicable limitations).

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and investment gains) or (ii) 50.0% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the “Active Banks Proposed Regulations”), which were proposed to be effective for taxable years beginning after December 31, 1994, and under current guidance can be relied upon, we do not believe we were a PFIC for our taxable year that ended March 31, 2021. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form (and the manner of their application is not entirely clear), because the rules applicable to active insurance companies are subject to change (including under certain proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exceptions for active banks or insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

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

If you make the mark-to-market election (assuming the election is available), you generally will recognize as ordinary income any excess of the fair market value of ADSs or equity shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of ADSs or equity shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in ADSs or equity shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs or equity shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election) and any excess loss will be a capital loss.

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—United States Federal Income Tax—Taxation of Dividends”, would not apply.

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

Presentation of Financial Information

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F, which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles and since fiscal 2006, we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from U.S. GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 21 and 22 to our consolidated financial statements herein.

The data for fiscal 2020 through fiscal 2022 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

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

The consolidated financial statements for fiscal 2020 and fiscal 2021 was audited by Walker Chandiok & Co LLP, Chartered Accountants and for fiscal 2022 by joint auditors MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly known as Khimji Kunverji & Co LLP), Chartered Accountants under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2020 through fiscal 2022 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in ICICI Prudential Life Insurance Company Limited, had been accounted for by the equity method, because of substantive participative rights retained by the minority shareholders. Under Indian GAAP, ICICI Prudential Life Insurance Company Limited is consolidated on line-by-line basis.

In accordance with the scheme of arrangement between ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited (Bharti AXA), as approved by Insurance Regulatory and Development Authority of India with effect from September 8, 2021, assets and liabilities of Bharti AXA's general insurance business vested with ICICI Lombard General Insurance Company Limited on September 8, 2021 with effect from the Appointed Date of April 1, 2020. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited reduced to below 50.0%. Accordingly, the Bank has accounted its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements with effect from April 1, 2021 under Indian GAAP. Under U.S. GAAP, ICICI Lombard General Insurance Company Limited was consolidated on line-by-line basis until September 7, 2021, and was accounted as an affiliate with effect from September 8, 2021, the date of loss of control.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2022. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year- end fiscal 2022 was Rs. 75.87 per US$ 1.00.

Additional Information

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, among other things, carry on the business of banking in any part of India or outside India.

Provisions Relating to Directors

Certain provisions of our Articles of Association relating to directors are set forth as follows::

•	Article 128 of the Articles of Association provides that no director shall be required to hold any qualification shares of the Company.

•	Article 135 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement.

•	Article 137 of the Articles of Association provides that at every Annual General Meeting of the Company, one third of such directors for the time being as are liable to retire by rotation or if their number is neither three nor a multiple of three, then the number nearest to one-third, shall retire from office. The Debenture Directors, the Government Directors and the other Non-Rotational Directors shall not be subject to retirement under the Articles of Association.

•	Article 138 of the Articles of Association provides that the directors to retire by rotation at every Annual General Meeting shall be those who have been longest in office since their last appointment, but as between persons who became Directors on the same day, those who are to retire shall (unless they otherwise agree among themselves) be determined by lot. There is no provision under the Articles of Association requiring the mandatory retirement of directors at a specified age. Pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Further, pursuant to the Reserve Bank of India guidelines, no person can continue as Managing Director and Chief Executive Officer or wholetime director beyond the age of 70 years. Within the overall limit of 70 years, individual Bank's Boards are free to prescribe a lower retirement age for the wholetime directors, including the Managing Director and Chief Executive Officer.

•	Directors have no powers to vote in absence of a quorum.

•	Article 79 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the Board of Directors, borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, perpetual or redeemable debentures or debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including our uncalled capital.

Amendment to Rights of Holders of Equity Shares

Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, passed by not less than three times the number of votes cast against the resolution.

General Meetings of Shareholders

We are required to convene our annual general meeting within a period of five months from the date of closing of the financial year. The Board may convene an extraordinary general meeting when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. A general meeting of a company may be called by giving not less than clear 21 days notice in the manner prescribed under the applicable laws/ regulations.

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

For a description of our equity shares and American Depositary Shares, see Exhibit 2.6 to this annual report.

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

Exhibit Index

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated herein by reference to Exhibit 1.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
1.2	ICICI Bank Articles of Association, as amended (incorporated herein by reference to Exhibit 1.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).*
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to Exhibit 2.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to Exhibit 4.3 to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2012 filed on July 31, 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2016 filed on August 1, 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011. (incorporated herein by reference to Exhibit 2.4 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
2.5	ICICI Bank’s Specimen Certificate for Equity Shares.
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
4.1	ICICI Bank’s Employee Stock Option Plan, as amended. (incorporated herein by reference to Exhibit 4.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2019 filed on July 31, 2019).
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes- Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

* Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Anindya Banerjee
Name: Mr. Anindya Banerjee
Title: Group Chief Financial Officer

Place: Mumbai

Date: July 29, 2022

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2021

and March 31, 2022 together

with Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited (the ‘Bank’) and subsidiaries (the ‘Company’) as of March 31, 2022 and 2021, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2022, and the related notes and financial statement schedules 1 to 18 (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with  generally accepted accounting principles in India.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (‘PCAOB’), the Company’s internal control over financial reporting as of March 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 29, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Allowance for Credit Losses

As discussed in Note B(7) to the consolidated financial statements, the Company’s allowance for credit losses under generally accepted accounting principles in India (Indian GAAP) was Rs 272,025.4 million as at 31 March 2022 (the March 31, 2022 Indian GAAP ACL). As discussed in Note 21 to the consolidated financial statements, the Company’s allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. GAAP as of March 31, 2022 was Rs. 23,295.9 million, which included allowance for credit losses on loans evaluated on a collective basis (the March 31, 2022 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the March 31, 2022 individual ACL). The March 31, 2022 Indian GAAP ACL, the March 31, 2022 collective ACL and the March 31, 2022 individual ACL are collectively referred to as ‘total ACL’.

The March 31, 2022 Indian GAAP ACL for impaired commercial loans (non-performing loans or NPLs) includes ACL on commercial loans identified as NPL through a review of select accounts by evaluation of additional information (other than that relating to the payment record). Measurement of the Company’s March 31, 2022 Indian GAAP ACL for non-performing commercial loans requires an estimation of the values of collateral held by the Company and the period for which the account remained NPL.

The March 31, 2022 collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the March 31, 2022 collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The quantitative calculation of expected credit losses is the product of multiplying the Company’s estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD). For the quantitative calculation, the Company uses models to develop the PD and LGD, which are derived from internal historical default and loss experience, that incorporate the relevant macro-economic scenario over reasonable and supportable forecast periods. The term structure for subsequent periods is built using single year reversion to the long run historical information. All such periods are established for each portfolio segment. The Company estimates the EAD using a model which estimates prepayments over the life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and EAD models, the Company segments the portfolio into pools, incorporating certain criteria including, but not limited to customer type, risk rating and delinquency status for commercial loans and product type, delinquency status, credit scores and months on book for non-commercial loans. The Company has developed internal models to assign credit risk ratings to borrowers, which are used for the segmentation of commercial loans. The model output for the collective ACL is adjusted by increasing the probability of default estimates to take into consideration model imprecision not yet reflected in the calculation. Judgment is applied in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

The March 31, 2022 individual ACL includes the measure of expected credit losses on an individual basis for those commercial loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration, based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. The Company estimated the March 31, 2022 individual ACL using either the present value of the expected future cash flows, or in the case of a collateral dependent loan, using the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan.

We identified the assessment of total ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of total ACL due to significant measurement uncertainty. Identification of NPLs for the March 31, 2022 Indian GAAP ACL involved evaluation of additional information (other than that relating to the payment record), which required complex auditor judgment. The measurement of the March 31, 2022 Indian GAAP ACL for NPLs required an estimation of the values of collateral held by the Company. Additionally, the assessment of the March 31, 2022 collective ACL (referred to as ‘Collective ACL’) encompassed the evaluation of the Collective ACL methodology, including the methods and models used to estimate the PD, LGD, and EAD and their significant assumptions. Such significant assumptions included portfolio segmentation, the relevant macro-economic scenario, the reasonable and supportable forecast periods, the historical observation period, and credit risk ratings for commercial loans and prepayment estimates. The assessment also included the evaluation of the qualitative factors and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertainties due to result of the COVID-19 pandemic and geopolitical uncertainties. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, commercial loan credit risk rating and EAD models. The March 31, 2022 individual ACL (referred to as ‘individual ACL’) required significant auditor judgment to identify the loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance, and to estimate the recovery on such loans based on either the present value of the expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of the total ACL estimates, including controls over the:

-	evaluation of additional information (other than that relating to the payment record) required for identification of NPL through a review of select commercial loan accounts

-	estimation of the values of collateral considered for measurement of the March 31, 2022 Indian GAAP ACL for NPLs

-	review of the Collective ACL methodology

-	review of the PD, LGD, commercial loan credit risk rating and EAD models

-	identification and determination of the significant assumptions used in the PD, LGD, commercial loan credit risk rating and EAD models

-	determination of the key assumptions and inputs used to estimate the quantitative and qualitative calculation of the Collective ACL, including selection of relevant macroeconomic variables and consideration of uncertainties due to result of the COVID-19 pandemic and geopolitical uncertainties

-	validation of the PD, LGD, commercial loan credit risk rating and EAD models for the Collective ACL

-	identification of the commercial loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance

-	estimation of recovery on individually assessed loans based on either the present value of expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell.

For the March 31, 2022 Indian GAAP ACL, we tested the identification of NPLs using additional information (other than that relating to the payment record) for a selection of commercial loans by evaluating financial performance of the borrower and the other applicable qualitative criteria. We tested the value of collateral considered for the measurement of the March 31, 2022 Indian GAAP ACL by comparing it to external appraisals. We evaluated the Company’s development of the Collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the Collective ACL methodology for compliance with U.S. generally accepted accounting principles

-	evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD, LGD, and EAD models by comparing them to relevant Company

-	specific metrics and trends and the applicable industry and regulatory practices

-	assessing the conceptual soundness and performance testing of the PD, LGD, commercial loan credit risk rating and EAD models by inspecting the model documentation to determine whether the models are suitable for their intended use

-	evaluating the methodology used to develop and incorporate the relevant macro-economic scenario over the reasonable and supportable forecast periods and underlying assumptions by comparing it to the Company’s business environment and relevant industry practices

-	assessing the macro-economic variables through benchmarking to publicly available forecasts, where available

-	evaluating the length of the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period by comparing them to specific portfolio risk characteristics and trends

-	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

-	testing the methodology used for estimation of individual credit risk ratings for commercial loans by performing quantitative validation of credit rating models used to assign the credit risk ratings

-	evaluating the methodology used for estimating the prepayments within the EAD models over the life of the loans

-	evaluating the methodology used to develop the qualitative factors, including consideration of uncertainties due to result of the COVID-19 pandemic and geopolitical uncertainties and the effect of those factors on the Collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative calculations.

We performed credit reviews for a selection of commercial loans to test the identification of the loans that do not share similar risk characteristics on account of credit deterioration, based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. For a selection of individually assessed commercial loans, we tested the measurement of the March 31, 2022 individual ACL by comparing the value of collateral to external appraisals or tested the projections of future cash flows by comparing them to historic performance and assessing them against current economic conditions.

Liabilities in respect to life insurance policies and amortization of deferred acquisition cost

As given in the consolidated financial statements, liabilities for life insurance policies in force is included in the total liabilities for policies in force of Rs. 2,288,272.0 million. As discussed in Note 22(h)(i) to the consolidated financial statements, the significant difference between Indian GAAP and US GAAP in case of the life insurance affiliate includes the net income reconciling item on account of difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost Rs. 1,479.4 million.

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

We have served as the Company’s auditor since 1999.

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 29, 2022

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the ‘PCAOB’), the consolidated balance sheets of the Company as of March 31, 2022 and 2021, the related consolidated profit and loss accounts and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes and financial statement schedules 1 to 18B (collectively, the ‘consolidated financial statements’), and our report dated July 29, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 29, 2022

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2022	March 31, 2021

CAPITAL AND LIABILITIES

Capital	1	13,899,662	13,834,104
Employees stock options outstanding		2,664,141	31,010
Reserves and surplus	2	1,803,961,070	1,562,009,891
Minority interest	2A	59,808,935	95,883,393
Deposits	3	10,913,657,932	9,599,400,180
Borrowings	4	1,616,026,828	1,438,999,393
Liabilities on policies in force		2,288,271,963	2,031,800,413
Other liabilities and provisions	5	828,083,306	996,164,062

TOTAL CAPITAL AND LIABILITIES		17,526,373,837	15,738,122,446

ASSETS

Cash and balances with Reserve Bank of India	6	602,287,069	463,022,049
Balances with banks and money at call and short notice	7	1,228,972,763	1,012,683,253
Investments	8	5,670,977,180	5,365,786,165
Advances	9	9,203,081,390	7,918,013,918
Fixed assets	10	106,054,107	108,092,581
Other assets	11	713,988,010	869,447,777
Goodwill on consolidation		1,013,318	1,076,703

TOTAL ASSETS		17,526,373,837	15,738,122,446

Contingent liabilities	12	45,523,411,167	30,213,442,288
Bills for collection		752,325,958	548,463,817
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2022	March 31, 2021	March 31, 2020

I. INCOME
Interest earned	13	954,068,654	891,626,638	848,357,730
Other income	14	621,294,514	720,295,282	647,751,069

TOTAL INCOME		1,575,363,168	1,611,921,920	1,496,108,799

II. EXPENDITURE
Interest expended	15	411,666,711	426,590,874	446,655,222
Operating expenses	16	731,517,275	762,716,696	715,178,988
Provisions and contingencies (refer note 18.6)		174,340,856	220,417,554	223,772,141

TOTAL EXPENDITURE		1,317,524,842	1,409,725,124	1,385,606,351

III. PROFIT/(LOSS)
Net profit for the year (before share in profit of associates and minority interest)		257,838,326	202,196,796	110,502,448
Add: Share of profit in associates		7,544,279	1,442,857	1,752,232
Net profit for the year before minority interest		265,382,605	203,639,653	112,254,680
Less: Minority interest		14,281,645	19,796,467	16,591,602
Net profit after minority interest		251,100,960	183,843,186	95,663,078
Profit brought forward		385,155,990	267,999,958	220,201,086

TOTAL PROFIT/(LOSS)		636,256,950	451,843,144	315,864,164

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		58,349,000	40,482,000	19,828,000
Transfer to/(from) Reserve Fund		--	(77,638)	3,670
Transfer to Capital Reserve		15,742,037	1,302,300	3,954,400
Transfer to Capital Redemption Reserve		--	--	--
Transfer to/(from) Investment Reserve Account		--	--	--
Transfer to/(from) Investment Fluctuation Reserve		3,828,798	(2,495,799)	6,690,000
Transfer to Special Reserve		15,328,500	10,943,500	7,966,300
Transfer to/(from) Revenue and other reserves		657,420	16,532,790	686,312
Dividend paid during the year		13,852,335	--	6,453,078
Corporate dividend tax paid during the year		--	--	2,282,446
Balance carried over to balance sheet		528,498,860	385,155,990	267,999,958

TOTAL		636,256,950	451,843,143	315,864,164

Significant accounting policies and notes to accounts	17 & 18
Earnings per share (refer note 18.1)
Basic (Rs.)		36.21	27.26	14.81
Diluted (Rs.)		35.44	26.83	14.55
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020

Cash flow from/(used in) operating activities

Profit before taxes	335,675,367	240,486,799	169,294,471

Adjustments for:
Depreciation and amortisation	14,794,572	14,713,701	13,696,381
Net (appreciation)/depreciation on investments[1]	18,320,870	(22,476,697)	21,809,159
Provision in respect of non-performing and other assets	63,775,215	110,315,149	89,627,398
General provision for standard assets	4,065,438	1,569,050	7,189,929
Provision for contingencies & others (including Covid-19 related provision)	16,513,472	53,839,684	35,186,906
(Profit)/loss on sale of fixed assets	(56,635)	63,424	(1,450)
Employees stock options expense	2,669,253	77,611	114,130

(i)	455,757,552	398,588,721	336,916,924

Adjustments for:
(Increase)/decrease in investments	(166,685,392)	90,478,662	(315,313,149)
(Increase)/decrease in advances	(1,349,047,011)	(968,932,842)	(692,434,146)
Increase/(decrease) in deposits	1,314,257,752	1,591,555,570	1,194,675,249
(Increase)/decrease in other assets	46,655,269	4,276,368	24,560,834
Increase/(decrease) in other liabilities and provisions	329,993,864	302,522,352	271,160,685

(ii)	175,174,482	1,019,900,110	482,649,473

Refund/(payment) of direct taxes (iii)	(49,817,733)	(38,335,863)	(23,918,931)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii)) (A)	581,114,301	1,380,152,968	795,647,466

Cash flow from/(used in) investing activities
Purchase of fixed assets	(18,599,746)	(16,882,058)	(18,734,522)
Proceeds from sale of fixed assets	1,174,397	121,649	255,374
(Purchase)/sale of held to maturity securities	(375,789,070)	(613,108,700)	(404,605,131)

Net cash flow from/(used in) investing activities (B)	(393,214,419)	(629,869,109)	(423,084,279)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)	7,979,764	154,600,321	5,493,213
Proceeds from long-term borrowings	356,976,668	294,215,131	366,114,451
Repayment of long-term borrowings	(346,030,278)	(527,734,115)	(520,006,249)
Net proceeds/(repayment) of short-term borrowings	169,436,188	(467,749,038)	187,184,210
Dividend and dividend tax paid	(13,852,335)	--	(8,863,792)

Net cash flow from/(used in) financing activities (C)	174,510,007	(546,667,701)	29,921,833

Effect of exchange fluctuation on translation reserve (D)	(1,268,443)	(6,440,073)	2,135,244

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	361,141,446	197,176,085	404,620,264

Cash and cash equivalents at beginning of the year	1,475,705,302	1,278,529,217	873,908,953
Less: Reduction due to discontinuation of ICICI Lombard General Insurance Company Limited from consolidation during the year	(5,586,916)
Cash and cash equivalents at end of the year	1,831,259,832	1,475,705,302	1,278,529,217

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	March 31, 2022	March 31, 2021

Authorised capital
12,500,000,000 equity shares of Rs. 2 each (March 31, 2021: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
6,915,992,387 equity shares of Rs. 2 each (March 31, 2021: 6,472,765,203 equity shares)	13,831,985	12,945,530
Add: 32,778,988 equity shares of Rs. 2 each (March 31, 2021: 443,227,184 equity shares) issued during the period[1]	65,558	886,455
	13,897,543	13,831,985

Add: Forfeited equity shares[2]	2,119	2,119

TOTAL CAPITAL	13,899,662	13,834,104

1.	Represents equity shares issued pursuant to exercise of employee stock options. (March 31, 2021: 418,994,413 equity shares issued under Qualified Institutions Placement (QIP) and 24,232,771 equity shares issued pursuant to exercise of employee stock options.

2.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

I. Statutory reserve Opening balance	297,687,519	257,205,519
Additions during the year	58,349,000	40,482,000
Deductions during the year	--	--

Closing balance	356,036,519	297,687,519

II. Special reserve Opening balance	118,649,500	107,706,000
Additions during the year	15,328,500	10,943,500
Deductions during the year	--	--

Closing balance	133,978,000	118,649,500

III. Securities premium Opening balance	489,694,731	335,899,406
Additions during the year[1]	7,950,327	154,497,014
Deductions during the year[2]	--	(701,689)

Closing balance	497,645,058	489,694,731

IV. Investment reserve account Opening balance	--	--
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	--	---

V. Investment fluctuation reserve[3] Opening balance	16,886,201	19,382,000
Additions during the year	3,828,798	--
Deductions during the year	--	(2,495,799)

Closing balance	20,714,999	16,886,201

VI. Unrealised investment reserve[4] Opening balance	(56,658)	(270,042)
Additions during the year	--	243,797
Deductions during the year	(301,983)	(30,413)

Closing balance	(358,641)	(56,658)

VII. Capital reserve Opening balance	134,042,316	132,740,016
Additions during the year[5,6]	15,742,037	1,302,300
Deductions during the year	--	--

Closing balance[7]	149,784,353	134,042,316

VIII. Capital redemption reserve Opening balance	3,500,000	3,500,000
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	3,500,000	3,500,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

IX. Foreign currency translation reserve Opening balance	13,699,874	20,139,947
Additions during the year	599,449	607,130
Deductions during the year	(1,867,892)	(7,047,203)

Closing balance	12,431,431	13,699,874

X. Revaluation reserve (refer note 18.13) Opening balance	31,252,824	31,433,597
Additions during the year[8]	1,742,847	499,560
Deductions during the year[9]	(710,696)	(680,333)

Closing balance	32,284,975	31,252,824

XI. Reserve fund Opening balance	--	77,638
Additions during the year[10]	--	--
Deductions during the year[10]	--	(77,638)

Closing balance	--	--

XII. Revenue and other reserves Opening balance	71,497,594	40,804,026
Additions during the year[11,12]	20,297,813	30,834,944
Deductions during the year[12]	(2,839,545)	(141,376)

Closing balance[13,14]	88,955,862	71,497,594

XIII. Balance in profit and loss account[6,10]	528,498,860	385,155,990
Deductions during the year[15]	(19,510,346)	--
Balance in profit and loss account	508,988,514	385,155,990
TOTAL RESERVES AND SURPLUS	1,803,961,070	1,562,009,891

1.	Includes Rs. 7,923.3 million (year ended March 31, 2021: Rs. 5,257.4 million) on exercise of employee stock options. At March 31, 2021, includes Rs. 149,162.0 million on account of equity shares issued under QIP.

2.	Represents amount utilised towards direct expenses relating to the issuance of equity shares under QIP.

3.	Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

4.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

5.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

6.	The Bank had shifted certain securities from held-to-maturity category to available-for-sale category on May 3, 2017. RBI through its order dated May 3, 2021 has directed the Bank to appropriate the net profit made on sale of these investments during FY2018 to Capital Reserve. Accordingly, an amount of Rs. 15,091.1 million was transferred by the Bank from Balance in Profit and Loss account to Capital Reserve during FY2022.

7.	Includes capital reserve on consolidation amounting to Rs. 79.1 million (March 31, 2021: Rs. 79.1 million).

8.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

9.	Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

10.	At March 31, 2021 balance in reserve fund created by Sri Lanka branch was transferred to balance in profit and loss account due to its closure.

11.	Includes Rs. 1,543.1 million towards reduction in fair value change account (March 31, 2021: addition amounting to Rs. 5,754.2 million) of ICICI Lombard General Insurance Company Limited.

12.	Includes ₹ 2,471.4 million towards reduction in fair value change account (March 31, 2021: addition amounting to ₹ 4,808.7 million) of ICICI Prudential Life Insurance Company Limited.

13.	Includes unrealised profit/(loss), net of tax, of Rs. 206.4 million (March 31, 2021: Rs. 347.1 million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

14.	Includes reduction of Rs. 133.1 million in debenture redemption reserve (March 31, 2021: Rs. 143.8 million) of ICICI Lombard General Insurance Company Limited.

15.	Represents reduction due to discontinuation of ICICI Lombard General Insurance Company from consolidation during the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

Opening minority interest	95,883,393	67,947,696
Subsequent increase/(decrease) during the year[1]	(36,074,458)	27,935,697

CLOSING MINORITY INTEREST	59,808,935	95,883,393

1.	At March 31, 2022, includes deduction of minority interest relating to ICICI Lombard General Insurance Company Limited amounting to Rs. 39,052.5 million, subsequent to ICICI Lombard General Insurance Company Limited being accounted as an associate.

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

A. I. Demand deposits
i) From banks	79,321,836	114,515,967
ii) From others	1,554,865,124	1,278,323,752
II. Savings bank deposits	3,670,305,566	3,039,179,239
III. Term deposits
i) From banks	71,532,495	96,198,935
ii) From others	5,537,632,911	5,071,182,287

TOTAL DEPOSITS	10,913,657,932	9,599,400,180

B. I. Deposits of branches in India	10,527,203,264	9,223,157,524
II. Deposits of branches/subsidiaries outside India	386,454,668	376,242,656

TOTAL DEPOSITS	10,913,657,932	9,599,400,180

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

I. Borrowings In India
i) Reserve Bank of India[1]	--	1,000,000
ii) Other banks	50,892,853	48,045,578
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions[2]	323,264,820	378,775,309
iv) Borrowings in the form of
a) Deposits	31,004,597	35,194,448
b) Commercial paper	90,353,072	42,187,893
c) Bonds and debentures (excluding subordinated debt)	430,564,188	229,521,286
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	66,950,000	101,200,000

b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	--	--

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	93,504,927	92,707,554

TOTAL BORROWINGS IN INDIA	1,086,534,457	928,632,068

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	5,529,406	5,564,832
ii) Bonds and notes	181,504,693	186,163,655
iii) Other borrowings	342,458,272	318,638,838

TOTAL BORROWINGS OUTSIDE INDIA	529,492,371	510,367,325

TOTAL BORROWINGS	1,616,026,828	1,438,999,393

1.   Represents borrowings made by the Bank under Liquidity Adjustment Facility (LAF).

2.   Includes borrowings made by the Bank under repo and refinance.

3.   Secured borrowings in I and II above amount to Rs. 232,515.3 million (March 31, 2021: Rs. 231,664.8 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2022	March 31, 2021

I.	Bills payable	130,686,122	128,480,835
II.	Inter-office adjustments (net)	4,418,106	3,262,618
III	Interest accrued	27,524,211	24,830,180
IV	Sundry creditors	206,506,321	368,178,007
V.	General provision for standard assets	44,586,271	40,042,593
VI	Others (including provisions)[1,2]	414,362,275	431,369,829

TOTAL OTHER LIABILITIES AND PROVISIONS		828,083,306	996,164,062

1.	Includes contingency provision of the Bank amounting to Rs. 74,500.0 million (March 31, 2021: Rs. 74,750.0 million), including Covid-19 related provision of the Bank amounting to Rs. 64,250.0 million (March 31, 2021: Rs. 74,750.0 million).

2.	Includes specific provision for standard loans made by the Bank.

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

		At
		March 31, 2022	March 31, 2021
I.	Cash in hand (including foreign currency notes)	72,274,785	71,416,989
II.	Balances with Reserve Bank of India in current accounts	530,012,284	391,605,060

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA		602,287,069	463,022,049

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021
I. In India
i) Balances with banks
a) in current accounts	2,150,158	2,921,504
b) in other deposit accounts	58,739,519	41,875,163
ii) Money at call and short notice
a) with banks[1]	494,020,000	352,190,000
b) with other institutions[2]	58,284,515	38,968,857

TOTAL	613,194,192	435,955,524

II. Outside India
i) in current accounts	332,048,410	318,835,630
ii) in other deposit accounts	179,630,804	199,063,472
iii) Money at call and short notice	104,099,357	58,828,627

TOTAL	615,778,571	576,727,729

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	1,228,972,763	1,012,683,253

1.	Includes lending by the Bank under Liquidity Adjustment Facility (LAF).

2.	Includes lending by the Bank under reverse repo.

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

I. Investments in India [net of provisions]
i) Government securities	3,255,021,732	2,847,433,181
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares)	131,221,761	170,963,971
iv) Debentures and bonds (including commercial paper and certificate of deposits)	415,992,085	564,663,020
v) Assets held to cover linked liabilities of life insurance business	1,508,663,020	1,385,491,431
vi) Cost of equity investment in associates[1,2]	20,040,640	6,725,850
vii) Others (mutual fund units, pass through certificates, security receipts, and other related investments)[3]	134,270,515	141,960,832

TOTAL INVESTMENTS IN INDIA	5,465,209,753	5,117,238,285

II. Investments outside India [net of provisions]
i) Government securities	152,078,246	193,166,090
ii) Others (equity shares, bonds and certificate of deposits)	53,689,181	55,381,790

TOTAL INVESTMENTS OUTSIDE INDIA	205,767,427	248,547,880

TOTAL INVESTMENTS	5,670,977,180	5,365,786,165

A. Investments in India
Gross value of investments[4]	5,486,621,394	5,126,563,887
Less: Aggregate of provision/depreciation/(appreciation)	21,411,641	9,325,602

Net investments	5,465,209,753	5,117,238,285

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

B. Investments outside India
Gross value of investments	208,954,192	249,941,929
Less: Aggregate of provision/depreciation/(appreciation)	3,186,765	1,394,049

Net investments	205,767,427	248,547,880

TOTAL INVESTMENTS	5,670,977,180	5,365,786,165

1.	Includes goodwill on consolidation of associates amounting to Rs. 221.9 million (March 31, 2021: Rs. 163.1 million).

2.	At March 31, 2022 includes cost of investment pertaining to ICICI Lombard General Insurance Company Limited subsequent to ICICI Lombard General Insurance Company Limited being accounted as an associate.

3.	Includes share in networth of associates as per equity method as prescribed by AS 23.

4.	Includes net appreciation amounting to Rs. 244,271.4 million (March 31, 2021: net depreciation amounting to Rs. 219,153.1 million) on investments held to cover linked liabilities of life insurance business.

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

A. i) Bills purchased and discounted[1]	482,956,949	342,046,090
ii) Cash credits, overdrafts and loans repayable on demand	2,342,314,744	1,877,224,405
iii) Term loans	6,377,809,697	5,698,743,423

TOTAL ADVANCES	9,203,081,390	7,918,013,918

B. i) Secured by tangible assets (includes advances against book debts)[2]	6,701,716,660	5,823,869,908
ii) Covered by bank/government guarantees	185,673,079	112,777,379
iii) Unsecured	2,315,691,651	1,981,366,631

TOTAL ADVANCES	9,203,081,390	7,918,013,918

C. I. Advances in India
i) Priority sector	2,491,680,887	2,031,797,475
ii) Public sector	483,782,406	451,897,529
iii) Banks	432,346	264,743
iv) Others	5,417,164,764	4,646,071,474

TOTAL ADVANCES IN INDIA	8,393,060,403	7,130,031,221

II. Advances outside India
i) Due from banks	7,165,905	9,923,766
ii) Due from others
a) Bills purchased and discounted	175,464,049	78,351,968
b) Syndicated and term loans	235,061,192	347,539,208
c) Others	392,329,841	352,167,755

TOTAL ADVANCES OUTSIDE INDIA	810,020,987	787,982,697

TOTAL ADVANCES	9,203,081,390	7,918,013,918

1.	Net of bills re-discounted amounting to Nil (March 31, 2021: Nil).

2.	Includes advances against book debts amounting to Rs. 703,802.0 million (March 31, 2021: Rs. 632,355.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

I. Premises Gross block
At cost at March 31 of preceding year	95,782,081	94,289,893
Additions during the year[1]	3,334,955	1,891,104
Deductions during the year[3]	(4,771,209)	(398,916)
Closing balance	94,345,827	95,782,081

Depreciation
At March 31of preceding year	21,854,971	19,790,481
Charge during the year[2]	2,375,067	2,347,909
Deductions during the year[3]	(716,027)	(283,419)
Total depreciation	23,514,011	21,854,971

Net block	70,831,816	73,927,110

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	97,137,491	85,814,990
Additions during the year	15,252,194	15,086,502
Deductions during the year[4]	(13,604,745)	(3,764,001)
Closing balance	98,784,940	97,137,491

Depreciation
At March 31 of preceding year	66,259,069	58,967,593
Charge during the year	10,737,093	10,918,958
Deductions during the year[4]	(10,178,853)	(3,627,482)
Total depreciation	66,817,309	66,259,069

Net block[4]	31,967,631	30,878,422

III. Lease assets Gross block
At cost at March 31 of preceding year	17,735,221	17,054,049
Additions during the year	155,525	681,172
Deductions during the year	--	--
Closing balance[5]	17,890,746	17,735,221

Depreciation
At March 31 of preceding year	14,448,172	14,314,282
Charge during the year	187,914	133,890
Deductions during the year	--	--
Total depreciation, accumulated lease adjustment and provisions	14,636,086	14,448,172

Net block	3,254,660	3,287,049

TOTAL FIXED ASSETS	106,054,107	108,092,581

1.	Includes revaluation gain amounting to Rs. 1,742.8 million (March 31, 2021: Rs. 499.6 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Includes depreciation charge on account of revaluation of Rs. 703.1 million for the year ended March 31, 2022 (year ended March 31, 2021: Rs. 680.3 million).

3.	At March 31, 2022, includes premises cost amounting to Rs. 4,100.2 million and accumulated depreciation amounting to Rs. 273.8 million pertaining to ICICI Lombard General Insurance Company Limited subsequent to ICICI Lombard General Insurance Company Limited being accounted as an associate.

4.	At March 31, 2022, includes other fixed assets cost amounting to Rs. 9,341.4 million and accumulated depreciation amounting to Rs. 5,996.3 million pertaining to ICICI Lombard General Insurance Company Limited subsequent to ICICI Lombard General Insurance Company Limited being accounted as an associate.

5.	Includes assets taken on lease by the Bank amounting to Rs. 1,176.1 million (March 31, 2021: Rs. 1,020.6 million).

6.	Capital work-in-progress for premises amounting to Rs. 484.3 million (At March 31, 2021: Rs. 809.7 million) and Capital work-in-progress for other fixed assets amounting to Rs. 3,976.6 million (At March 31, 2021: Rs. 2,616.4 million) has been included under 'Advances for capital assets' in Schedule 11 - Other Assets at March 31, 2022.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

I. Inter-office adjustments (net)	--	--
II. Interest accrued	108,389,915	110,626,009
III. Tax paid in advance/tax deducted at source (net)	26,241,723	50,249,503
IV. Stationery and stamps	337,907	178,896
V. Non-banking assets acquired in satisfaction of claims[1,2]	--	--
VI. Advance for capital assets	4,460,876	3,426,107
VII. Deposits	40,100,556	28,023,381
VIII. Deferred tax asset (net) (refer note 18.9)	79,484,847	93,350,216
IX. Deposits in Rural Infrastructure and Development Fund	264,194,161	311,777,207
X. Others	190,778,025	271,816,458

TOTAL OTHER ASSETS	713,988,010	869,447,777

1.	During the year ended March 31, 2022, the Bank has not acquired any assets (year ended March 31, 2021: Nil) in satisfaction of claims under debt-asset swap transactions. Assets amounting to Rs. 563.6 million were sold by the Bank during the year ended March 31, 2022 (year ended March 31, 2021: Rs. 942.4 million).

2.	Net of provision held by the Bank amounting to Rs. 29,011.8 million (March 31, 2021: Rs. 29,575.4 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2022	March 31, 2021

I. Claims against the Group not acknowledged as debts	89,527,688	88,166,723
II. Liability for partly paid investments	7,009,157	10,625,388
III. Liability on account of outstanding forward exchange contracts[1]	10,757,369,659	8,303,455,988
IV. Guarantees given on behalf of constituents
a) In India	877,490,076	811,429,157
b) Outside India	158,594,796	182,653,703
V. Acceptances, endorsements and other obligations	458,778,736	321,874,588
VI. Currency swaps[1]	502,108,785	485,717,363
VII. Interest rate swaps, currency options and interest rate futures[1]	32,634,035,960	19,976,356,000
VIII. Other items for which the Group is contingently liable	38,496,310	33,163,378

TOTAL CONTINGENT LIABILITES	45,523,411,167	30,213,442,288

1.       Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated profit and loss account

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020

I. Interest/discount on advances/bills	668,865,377	602,616,872	609,283,070
II. Income on investments (including dividend)	219,906,420	232,642,538	209,712,041
III . Interest on balances with Reserve Bank of India and other inter-bank funds	18,195,960	18,817,238	9,074,114
IV. Others[1,2]	47,100,897	37,549,990	20,288,505

TOTAL INTEREST EARNED	954,068,654	891,626,638	848,357,730

1.	Includes interest on income tax refunds amounting to Rs. 2,434.3 million (March 31, 2021: Rs. 2,569.7 million, March 31, 2020: Rs. 2,998.6 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020

I. Commission, exchange and brokerage	172,883,870	140,230,546	140,385,169
II. Profit/(loss) on sale of investments (net)[1]	23,145,295	81,257,186	36,883,852
III. Profit/(loss) on revaluation of investments (net)	1,981,586	(1,433,237)	(4,507,654)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	56,635	(63,424)	1,450
V. Profit/(loss) on exchange/derivative transactions (net)	29,933,143	19,721,169	16,898,500
VI. Premium and other operating income from insurance business	389,595,741	479,230,586	455,011,126
VII. Miscellaneous income (including lease income)	3,698,244	1,352,456	3,078,627

TOTAL OTHER INCOME	621,294,514	720,295,282	647,751,069

1.	For the year ended March 31, 2021 includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

2.	Includes profit/(loss) on sale of assets given on lease.

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)

	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020

I. Interest on deposits	336,132,833	337,196,585	332,242,790
II. Interest on Reserve Bank of India/inter-bank borrowings	4,402,009	12,001,131	21,664,948
III. Others (including interest on borrowings of erstwhile ICICI Limited)	71,131,869	77,393,158	92,747,484

TOTAL INTEREST EXPENDED	411,666,711	426,590,874	446,655,222

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

         (Rs. in thousands)

	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020

I. Payments to and provisions for employees[1]	123,416,025	110,509,051	111,567,453
II. Rent, taxes and lighting[2]	14,085,917	13,829,516	15,505,773
III. Printing and stationery	2,232,877	2,067,614	2,659,297
IV. Advertisement and publicity	23,313,796	29,981,392	27,773,081
V. Depreciation on property	13,112,160	13,266,867	11,697,938
VI. Depreciation (including lease equalisation) on leased assets	187,914	133,877	14,238
VII. Directors' fees, allowances and expenses	123,496	125,453	128,167
VIII. Auditors' fees and expenses	219,598	295,992	286,115
IX. Law charges	1,707,140	2,076,875	1,881,787
X. Postages, courier, telephones, etc.	7,092,062	5,884,269	6,079,798
XI. Repairs and maintenance	26,994,748	21,785,244	20,160,035
XII. Insurance	13,025,817	9,893,192	7,172,033
XIII. Direct marketing agency expenses	25,697,664	18,938,669	19,656,229
XIV. Claims and benefits paid pertaining to insurance business	59,037,802	98,926,518	88,931,563
XV. Other expenses pertaining to insurance business[3]	339,724,982	371,586,730	336,654,949
XVI. Other expenditure[4]	81,545,277	63,415,437	65,010,532

TOTAL OPERATING EXPENSES	731,517,275	762,716,696	715,178,988

1.	For the year ended March 31, 2022, includes impact of Rs. 2,642.2 million for the Bank due to change in accounting policy from intrinsic value method to fair value method for all stock options granted after March 31, 2021 under the Bank's Employee Stock Option Scheme.

2.	Includes lease expense amounting to Rs. 11,389.0 million (March 31, 2021: Rs. 11,087.3 million, March 31, 2020: Rs. 12,286.1 million)

3.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

4.	Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to Rs. 13,206.1 million (March 31, 2021: Rs. 7,813.8 million, March 31, 2020: Rs. 4,555.6 million)

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

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on ‘Consolidated Financial Statements’. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI), National Housing Bank (NHB) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy. Further, in case of ICICI Lombard General Insurance Company Limited (ICICI General), the accounting policies disclosed are for comparative previous period, till March 31, 2021 as the same was accounted as subsidiary in the consolidated financial statements. From April 1, 2021, ICICI General ceased to be a subsidiary and became associate of the Bank and accordingly has been accounted as per the equity method as prescribed by AS 23 on Accounting for investments in Associates in Consolidated Financial Statements.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	74.89%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management and Points of Presence	100.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.32%
14.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
15.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
16.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
17.	ICICI Lombard General Insurance Company Limited[3,4]	India	Associate	General insurance	48.04%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	42.33%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV3	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[3]	India	Associate	Software company	19.98%
1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

4.	From April 1, 2021, ICICI General ceased to be a subsidiary and became an associate of the Bank.

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

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues, including for cases where moratorium has been extended for payments of principal and/or interest as per RBI guideline dated March 27, 2020, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income on discounted instruments is recognised over the tenure of the instrument.

c)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f)	Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g)	Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

h)	Fund management and portfolio management fees are recognised on an accrual basis.

i)	The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

j)	All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

k)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight- line basis over the period of the certificate.

l)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

m)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

n)	In case of general insurance business, premium including reinsurance accepted (net of Goods & Services Tax) other than for long-term (with term more than one year) motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018 is recorded on receipt of complete information, for the policy period at the commencement of risk. For crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and re-insurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than installment premiums received for group health policies, wherein the installment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

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

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options granted after March 31, 2021 is recognised based on fair value method. The cost of stock options granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option, volatility, risk free rate and dividend yield.

The cost of stock options is recognised in the profit and loss account over the vesting period.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Securities Limited have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by them to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada, account for the cost of the options granted to employees by ICICI Bank using the fair value method as followed by the Bank.

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

The interest rates used for valuing the liabilities are in the range of 3.67% to 6.30% per annum (previous year –3.13% to 5.56% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ult.” mortality table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.59% per annum (previous year – 4.22%).

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

Actuarial valuation of the gratuity liability is determined by an independent actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method. The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and insurance companies. The Bank contributes 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company, and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

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

Actuarial valuation of the pension liability is determined by an independent actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

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

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation.

a.	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

b.	All investments are classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT) on the date of purchase as per the extant RBI guidelines on investment classification and valuation. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

c.	Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities.

d.	Costs including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments are charged to the profit and loss account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

e.	Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided for. Non-performing investments are identified based on the RBI guidelines.

f.	HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

g.	AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

h.	The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘AFS’ and ‘HFT’ categories is as per the rates published by FBIL. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

i.	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

j.	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Rs.1, as per RBI guidelines.

k.	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

l.	Gain/loss on sale of investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the RBI Guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

m.	The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

n.	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii)	The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/‘Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in their reserves. Further unrealised gain/loss on investment in ‘HFT’/‘Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/‘amortised cost’ category are carried at amortised cost.

vi)	In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016, and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

a.	All debt securities and redeemable preference shares are considered as ‘held to maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c.	Mutual fund units are valued based on the previous day’s net asset value.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 19.93% of the total investments at March 31, 2022.

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

The Bank makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

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

The Bank, on prudent basis, has made Covid-19 related provision on certain borrowers, including those who had taken moratorium at any time during FY2021 under the extant RBI guidelines. This provision is included as contingency provision in the books. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

The Bank has Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

Depreciation/provision on non-performing investments is made based on the RBI guidelines.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the Master Directions – Non Banking Financial Company – Housing Finance Companies (Reserve Bank) Directions, 2021 issued by Reserve Bank of India (‘Master Direction’). Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated in the Master Direction. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of management, increased provisions are necessary. General provision on restructured loans is made as per RBI guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

iii)	In the case of the Bank’s UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iv)	The Bank’s Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD), and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 6.71% of the total loans at March 31, 2022.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised based on the method prescribed in the guidelines. As per the RBI guidelines issued on September 24, 2021, gain realised at the time of securitisation of loans is accounted through profit and loss account on completion of transaction. The Bank accounts for any loss arising from securitisation immediately at the time of sale.

The unrealised gains, associated with expected future margin income is recognised in profit and loss account on receipt of cash, after absorbing losses, if any.

Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of direct assignment of loan assets is recognised at the time of sale. As per the RBI guidelines issued on September 24, 2021, any loss or realised gain from sale of loan assets through direct assignment is accounted through profit and loss account on completion of transaction.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The acquired loans is carried at acquisition cost. In case premium is paid on a loan acquired, premium is amortised over the loan tenure.

In accordance with RBI guidelines, in case of non-performing loans sold to Asset Reconstruction Companies (ARCs), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

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

17.	Foreign exchange and derivative contracts

The forward exchange contracts that are not intended for trading and are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction are effectively valued at closing spot rate. The premium or discount arising on inception of such forward exchange contracts is amortised over the life of the contract as interest income/expense. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. The Group identifies the hedged item (asset or liability) at the inception of the transaction itself. Hedge effectiveness is ascertained at the time of the inception of the hedge and periodically thereafter. Based on RBI circular issued on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance note on Accounting for Derivative Contracts issued by ICAI. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked-to-market. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the profit and loss Account except in the case of the Bank’s overseas banking subsidiaries. Gains or losses arising from hedge ineffectiveness, if any, are recognised in the Profit and Loss Account.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

	Year ended March 31, 2022	Year ended March 31, 2021
Net profit/(loss) attributable to equity share holders	251,101.0	183,843.2
Nominal value per share (Rs.)	2.00	2.00
Basic earnings per share (Rs.)	36.21	27.26
Effect of potential equity shares (Rs.)	(0.77)	(0.43)
Diluted earnings per share (Rs.)[1]	35.44	26.83
Reconciliation between weighted shares used in computation of basic and diluted earnings per share
Basic weighted average number of equity shares outstanding	6,933,652,636	6,743,363,854
Add: Effect of potential equity shares	142,291,212	98,497,002
Diluted weighted average number of equity shares outstanding	7,075,943,848	6,841,860,856

1.The dilutive impact is due to options granted to employees by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.       Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I. Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited[1]	Associate
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	ICICI Merchant Services Private Limited	Associate
7.	I-Process Services (India) Private Limited	Associate
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Other related entity
1.	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and became an associate of the Bank.

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Ashwin Pradhan • Mr. Ritwik Thakurta • Mr. Sameer Bakhshi • Ms. Radhika Bakhshi
2.	Ms. Vishakha Mulye	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vighnesh Mulye • Dr. Gauresh Palekar • Dr. Nivedita Palekar • Ms. Shalaka Gadekar
3.	Mr. Anup Bagchi	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi • Late Mr. Animesh Bagchi
4.	Mr. Sandeep Batra (w.e.f. December 23, 2020)	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra (w.e.f. December 23, 2020)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

II. Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Interest income	516.9	729.1
Associates/others	510.9	719.9
Key management personnel	6.0	9.2

Fee, commission and other income	1,212.7	119.8
Associates/others	1,211.0	118.9
Key management personnel	1.2	0.6
Relatives of key management personnel	0.5	0.3

Commission income on guarantees issued	2.9	0.2
Associates/others	2.9	0.2

Income from custodial services	0.1	0.1
Associates/others	0.1	0.1

Insurance premium received	75.8	54.1
Associates/others	67.1	16.1
Key management personnel	3.5	32.6
Relatives of key management personnel	5.2	5.4

Insurance claims received	146.6	..
Associates/others	146.6	..

Gain/(loss) on forex and derivative transactions (net)	36.6	..
Associates/others	36.6	..

Dividend income	1,993.3	106.5
Associates/others	1,993.3	106.5

Recovery of lease of premises, common corporate and facilities expenses	353.3	51.4
Associates/others	353.3	51.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Payment of lease of premises, common corporate and facilities expenses	0.8	..
Associates/others	0.8	..

Recovery of secondment of employees	15.9	10.6
Associates/others	15.9	10.6

Interest expense	199.0	45.5
Associates/others	192.2	38.4
Key management personnel	4.8	5.6
Relatives of key management personnel	2.0	1.5

Remuneration to wholetime directors[2]	267.6	132.3
Key management personnel	267.6	132.3

Reimbursement of expenses to the Group	83.0	..
Associates/others	83.0	..

Reimbursement of expenses to related parties	2,239.2	798.3
Associates/others	2,239.2	798.3

Insurance premium paid	3,222.4	..
Associates/others	3,222.4	..

Insurance claims paid	42.6	4.9
Associates/others	42.1	3.9
Key management personnel	0.5	0.4
Relatives of key management personnel	..	0.6

Brokerage, fee and other expenses	12,297.3	10,652.5
Associates/others	12,297.3	10,652.5

Donation given	486.4	304.0
Associates/others	486.4	304.0

Dividend paid	2.5	4.4
Key management personnel	2.5	1.4
Relatives of key management personnel	0.0	3.0

Purchase of investments	1,766.5	..
Associates/others	1,766.5	..

Investments in the securities issued by related parties	1,000.0	4,250.0
Associates/others	1,000.0	4,250.0

Sale of investments	8,286.9	..
Associates/others	8,286.9	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Redemption/buyback of investments	..	858.2
Associates/others	..	858.2

Purchase of fixed assets	4.8	6.6
Associates/others	4.8	6.6

1.	0.0 represents insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

III.  Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Rs. in million

Particulars		Year ended March 31, 2022	Year ended March 31, 2021
Interest income
1	India Infradebt Limited	505.4	715.6
Fee, commission and other income
1	ICICI Lombard General Insurance Company Limited	1,066.5	..
2	ICICI Merchant Services Private Limited	109.5	97.3
3	India Infradebt Limited	33.9	19.9
Commission income on guarantees issued
1	ICICI Merchant Services Private Limited	2.9	0.1
2	NIIT Institute of Finance Banking and Insurance Training Limited	0.0	0.1
Income from custodial services
1	India Advantage Fund - III	0.0	0.1
2	India Advantage Fund - IV	0.0	0.0
Insurance premium received
1	ICICI Lombard General Insurance Company Limited	47.9	..
2	ICICI Foundation for Inclusive Growth	18.6	11.8
3	Mr. Sandeep Bakhshi	0.4	9.5
4	Mr. Anup Bagchi	..	20.0
Insurance Claims Received
1	ICICI Lombard General Insurance Company Limited	146.6	..
Gain/(loss) on forex and derivative transactions (net)
1	ICICI Lombard General Insurance Company Limited	36.6	..
Dividend income
1	ICICI Lombard General Insurance Company Limited	1,886.8	..
2	India Infradebt Limited	106.5	106.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Lombard General Insurance Company Limited	314.6	..
2	ICICI Foundation for Inclusive Growth	38.7	51.4
Payment of lease of premises, common corporate and facilities expenses
1	ICICI Lombard General Insurance Company Limited	0.8	..
Recovery of secondment of employees
1	I-Process Services (India) Private Limited	15.9	10.6
Interest expense
1	ICICI Lombard General Insurance Company Limited	163.6	..
2	ICICI Merchant Services Private Limited	8.3	14.5
3	Arteria Technologies Private Limited	7.0	5.3
4	NIIT Institute of Finance, Banking and Insurance Training Limited	5.5	5.5
5	India Infradebt Limited	0.8	10.8
Remuneration to wholetime directors[2]
1	Mr. Sandeep Bakhshi[3]	73.7	10.1[4]
2	Ms. Vishakha Mulye	63.6	54.6
3	Mr. Anup Bagchi	66.3	52.9
4	Mr. Sandeep Batra[3,5]	64.0	14.7
Reimbursement of expenses to the Group
1	ICICI Lombard General Insurance Company Limited	83.0	..
Reimbursement of expenses to related parties
1	ICICI Foundation for Inclusive Growth	2,239.2	798.3
Insurance premium paid
1	ICICI Lombard General Insurance Company Limited	3,222.4	..
Insurance claims paid
1	ICICI Lombard General Insurance Company Limited	42.1	..
2	ICICI Foundation for Inclusive Growth	..	3.8
3	Dr. Gauresh Palekar	..	0.6
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	8,450.4	6,402.6
2	ICICI Merchant Services Private Limited	3,790.0	4,224.5
Donation given
1	ICICI Foundation for Inclusive Growth	486.4	304.0
Dividend paid
1	Mr. Sandeep Bakhshi	0.4	0.2
2	Ms. Vishakha Mulye	1.8	1.1
3	Mr. Anup Bagchi	0.1	0.0
4	Mr. Sandeep Batra	0.2	..
5	Ms. Esha Bakhshi	0.0	0.7
6	Ms. Minal Bakhshi	0.0	0.7
7	Mr. Shivam Bakhshi	0.0	1.7
Purchase of investments
1	ICICI Lombard General Insurance Company Limited	1,766.5	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Investments in the securities issued by related parties
1	India Infradebt Limited	1,000.0	4,250.0
Sale of Investments
1	ICICI Lombard General Insurance Company Limited	6,776.2	..
2	India Infradebt Limited	1,510.7	..
Redemption/buyback of investments
1	India Advantage Fund-III	..	110.2
2	India Advantage Fund-IV	..	147.9
3	India Infradebt Limited	..	600.0
Purchase of fixed assets
1	ICICI Lombard General Insurance Company Limited	3.1	..
2	Arteria Technologies Private Limited	1.7	6.6
1.	0.0 represents insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised, and includes performance bonus paid during the period.

3.	Includes remuneration received from ICICI Prudential Life Insurance Company Limited relating to the period of his service with that company.

4.	Mr. Sandeep Bakhshi, Managing Director & CEO voluntarily relinquished his fixed compensation of basic, supplementary allowances and retirals for the year ended March 31, 2021 and was paid honorarium fee of Rs. 1/- for the year ended March 31, 2021. Includes allowances and perquisites for the year.

5.	Mr. Sandeep Batra was appointed as executive director with effect from December 23, 2020.

IV. Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2022	At March 31, 2021
Deposits with the Group	3,591.0	2,786.9
Associates/others	3,424.7	2,552.7
Key management personnel	125.1	156.4
Relatives of key management personnel	41.2	77.8

Payables	3,482.7	2,736.3
Associates/others	3,482.6	2,736.2
Key management personnel	0.0	0.1
Relatives of key management personnel	0.1	0.0

Investments of the Group	24,773.8	12,472.1
Associates/others	24,773.8	12,472.1

Investments of related parties in the Group	2,104.6	13.8
Associates/others	2,100.0	..
Key management personnel	2.1	6.8
Relatives of key management personnel	2.5	7.0

Advances by the Group	267.1	289.2
Associates/others	127.7	42.8
Key management personnel	139.1	246.2
Relatives of key management personnel	0.3	0.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Items	At March 31, 2022	At March 31, 2021
Receivables	1,927.9	334.6
Associates/others	1,927.9	334.6

Guarantees issued by the Group	59.0	50.7
Associates/others	59.0	50.7

1.	0.0 represents insignificant amount.

2.	At March 31, 2022: 19,437,200 (March 31, 2021: 20,047,800) employee stock options of the Bank for key management personnel were outstanding. Excludes stock options granted to key management personnel, which are pending regulatory approvals.
3.	During the year ended March 31, 2022: 1,921,500 (year ended March 31, 2021: 1,188,000), employee stock options with total exercise price of Rs. 394.2 million (year ended March 31, 2021: Rs. 228.8 million) were exercised by the key management personnel.

4.	At March 31, 2022: 536,600 (March 31, 2021: 536,600) employee stock options of ICICI Prudential Life Insurance Company Limited to key management personnel were outstanding.

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

Rs. in million

Items	Year ended March 31, 2022	Year ended March 31, 2021
Deposits with the Group
Key management personnel	277.4	238.1
Relatives of key management personnel	176.5	114.2
Payables[2]
Key management personnel	0.1	0.1
Relatives of key management personnel	0.1	0.0
Investments of related parties in the Group[2]
Key management personnel	3.0	7.1
Relatives of key management personnel	2.5	8.8
Advances by the Group
Key management personnel	269.2	246.9
Relatives of key management personnel	1.9	1.3
1.	0.0 represents insignificant amount.

2.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted in May 2018, vested to the extent of 50% on May 2021 and balance 50% would vest on May 2022.

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

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2022 was Rs 227.75 (year ended March 31, 2021: Rs 125.44).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Risk-free interest rate	5.34% to 6.53%	4.83% to 5.74%
Expected term	3.55 to 5.55 years	3.45 to 5.45 years
Expected volatility	35.38% to 39.41%	35.19% to 37.31%
Expected dividend yield	0.18% to 0.30%	0.26% to 0.30%

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2022		Year ended March 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	246,590,972	276.14	238,286,573	261.89
Add: Granted during the year	25,550,350	570.43	33,417,700	337.73
Less: Lapsed during the year, net of re-issuance	2,164,335	444.41	880,530	336.57
Less: Exercised during the year	32,778,988	243.44	24,232,771	218.81
Outstanding at the end of the year	237,197,999	310.82	246,590,972	276.14
Options exercisable	177,170,739	264.69	177,136,942	247.45

The following table sets forth, the summary of stock options outstanding at March 31, 2022.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	11,245,113	160.69	2.52
200-399	171,000,375	267.10	5.30
400-599	54,887,211	477.26	5.11
600-799	46,300	737.63	6.63
800-899	19,000	810.25	6.92

The following table sets forth, the summary of stock options outstanding at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	17,387,907	161.44	3.12
200-399	196,441,616	265.27	6.21
400-599	32,761,449	402.17	5.22

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2022 was Rs. 703.14 (year ended March 31, 2021: Rs. 437.92).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2022 based on the intrinsic value of options.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2022		Year ended March 31, 2021
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	17,175,700	389.25	12,361,107	383.64
Add: Granted during the year	5,061,600	453.05	5,147,200	401.07
Less: Forfeited/lapsed during the year	735,800	412.86	205,967	366.17
Less: Exercised during the year	1,316,870	381.95	126,640	359.19
Outstanding at the end of the year	20,184,630	404.87	17,175,700	389.25
Options exercisable	7,991,235	390.40	3,298,600	393.85

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2022.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	10,048,090	379.99	4.2
400-499	10,076,540	428.40	6.3
600-699	60,000	620.05	6.8

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	11,498,800	379.84	5.1
400-499	5,626,900	407.49	6.4
500-599	50,000	501.90	6.9

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There was no compensation cost for the year ended March 31, 2021 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2021
	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	4,624,040	895.58
Add: Granted during the year	2,526,300	1,235.15
Less: Forfeited/ lapsed during the year	17,370	1,056.89
Less : Exercised during the year	128,240	780.10
Outstanding at the end of the year	7,004,730	1,019.76
Options exercisable	1,060,000	932.19

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700 - 799	2,272,220	715.15	2.3
800 - 1100	2,206,210	1,086.50	3.1
1100 - 1300	2,526,300	1,235.15	4.1

ICICI Securities:

ICICI Securities Limited has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2022 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2022		Year ended March 31, 2021
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	2,528,350	295.92	1,329,300	226.12
Add: Granted during the year	953,000	426.91	1,337,200	361.34
Less: Forfeited/ lapsed during the year	93,000	389.72	47,350	314.58
Less: Exercised during the year	449,071	250.08	90,800	227.70
Outstanding at the end of the year	2,939,279	342.43	2,528,350	295.92
Options exercisable	2,041,139	305.12	345,250	230.58

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2022.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	790,000	221.45	5.06
250-299	37,730	256.55	4.55
300-399	1,212,149	361.00	6.10
400-449	888,900	424.60	7.06
450-499	4,200	468.10	6.58
750-799	6,300	774.60	7.30

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2021.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	1,062,220	221.45	6.07
250-299	160,530	256.55	5.56
349-399	1,301,400	361.00	7.11
449-499	4,200	468.10	7.58

4.       Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars	At March 31, 2022	At March 31, 2021
At cost at March 31 of preceding year	35,196.2	28,942.5
Less: Reduction on account of discontinuation of ICICI Lombard General Insurance Company Limited from consolidation	(6,470.5)	..
Adjusted cost at March 31 of preceding year	28,725.7	28,942.5
Additions during the year	4,658.3	7,015.9
Deductions during the year	(373.5)	(762.2)
Depreciation to date	(24,086.0)	(25,231.8)
Net block	8,924.5	9,964.4

5.       Assets on lease

5.1	Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

Rs. in million

Particulars	At March 31, 2022	At March 31, 2021
Not later than one year	681.4	696.8
Later than one year and not later than five years	1,501.9	1,274.3
Later than five years	567.0	440.9
Total	2,750.3	2,412.0

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year is Rs. 993.4 million (Year ended March 31, 2021 Rs. 1,198.2 million).

5.2	Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

Rs. in million

Particulars	At March 31, 2022	At March 31, 2021
A.Total Minimum lease payments outstanding
Not later than one year	269.2	241.2
Later than one year and not later than five years	792.3	806.1
Later than five years	76.4	138.7
Total	1,137.9	1,186.0
B.Interest cost payable
Not later than one year	92.5	97.4
Later than one year and not later than five years	146.8	186.2
Later than five years	3.8	9.2
Total	243.1	292.8
C.Present value of minimum lease payments payable(A-B)
Not later than one year	176.7	143.7
Later than one year and not later than five years	645.5	619.9
Later than five years	72.6	129.6
Total	894.8	893.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.3	Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

Rs. in million

Particulars	At March 31, 2022	At March 31, 2021
Future minimum lease receipts
Present value of lease receipts	416.5	723.0
Unmatured finance charges	13.9	32.6
Sub total	430.4	755.6
Less: collective provision	(0.5)	(1.2)
Total	429.9	754.4

Maturity profile of future minimum lease receipts
- Not later than one year	237.8	303.3
- Later than one year and not later than five years	192.6	452.3
- Later than five years	..	..
Total	430.4	755.6
Less: collective provision	(0.5)	(1.2)
Total	429.9	754.4

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

Rs. in million

Particulars	At March 31, 2022	At March 31, 2021
Maturity profile of future present value of finance lease receipts
- Not later than one year	229.6	286.6
- Later than one year and not later than five years	186.9	436.4
- Later than five years	..	..
Total	416.5	723.0
Less: collective provision	(0.5)	(1.2)
Total	416.0	721.8

6.       Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Provision for depreciation of investments	5,412.3	(1,950.0)
Provision towards non-performing and other assets	63,775.2	110,815.2
Provision towards income tax
- Current	74,044.5	62,611.8
- Deferred	10,529.9	(5,968.1)
Other provisions and contingencies[1,2,3]	20,579.0	54,908.7
Total provisions and contingencies	174,340.9	220,417.6
1.	Net of write-back of Covid-19 related provision by the Bank amounting to Rs. 10,500.0 million during the year ended March 31, 2022 (March 31, 2021: net Covid-19 related provision made by the Bank amounting to Rs. 47,500.0 million).

2.	Includes contingency provision made amounting to Rs. 10,250.0 million made by the Bank on a prudent basis during the year ended March 31, 2022.

3.	Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Opening obligations	20,265.6	19,914.3
Service cost	204.6	237.2
Interest cost	1,145.3	1,173.9
Actuarial (gain)/loss	(546.5)	1,256.2
Liabilities extinguished on settlement	(2,289.8)	(2,198.1)
Benefits paid	(118.2)	(117.9)
Obligations at the end of year	18,661.0	20,265.6

Opening plan assets, at fair value	21,162.2	16,972.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Expected return on plan assets	1,620.7	1,350.8
Actuarial gain/(loss)	(331.9)	521.9
Assets distributed on settlement	(2,544.2)	(2,442.3)
Contributions	54.7	4,877.6
Benefits paid	(118.2)	(117.9)
Closing plan assets, at fair value	19,843.3	21,162.2

Fair value of plan assets at the end of the year	19,843.3	21,162.2
Present value of the defined benefit obligations at the end of the year	(18,661.0)	(20,265.6)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	(401.9)	(304.8)
Asset/(liability)	780.4	591.8

Cost[1]
Service cost	204.6	237.2
Interest cost	1,145.3	1,173.9
Expected return on plan assets	(1,620.7)	(1,350.8)
Actuarial (gain)/loss	(214.6)	734.3
Curtailments & settlements (gain)/loss	254.4	244.2
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	97.1	304.8
Net cost	(133.9)	1,343.6

Actual return on plan assets	1,288.8	1,872.7
Expected employer’s contribution next year	2,000.0	2,000.0

Investment details of plan assets
Government of India securities	46.69%	50.15%
Corporate bonds	46.45%	44.81%
Equity securities in listed companies	6.46%	5.04%
Others	0.40%	..

Assumptions
Discount rate	6.30%	5.75%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	7.00%	7.00%
Estimated rate of return on plan assets	7.50%	7.50%

1. Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
Plan assets	19,843.3	21,162.2	16,972.1	15,438.8	16,303.7
Defined benefit obligations	(18,661.0)	(20,265.6)	(19,914.3)	(16,540.3)	(15,391.1)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(401.9)	(304.8)	..	..	(310.1)
Surplus/(deficit)	780.4	591.8	(2,942.2)	(1,101.5)	602.5
Experience adjustment on plan assets	(331.9)	521.9	741.1	(125.9)	(449.6)
Experience adjustment on plan liabilities	809.0	613.4	2,186.1	1,038.6	290.1

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Opening obligations	16,954.5	15,743.6
Add: Adjustment for exchange fluctuation on opening obligation	6.0	(6.5)
Less: Reduction on account of discontinuation of ICICI Lombard General Insurance Company Limited from consolidation	(1,037.6)	..
Adjusted opening obligations	15,923.1	15,737.1
Service cost	1,581.7	1,669.2
Interest cost	1,058.8	1,052.8
Actuarial (gain)/loss	(114.1)	(532.3)
Past service cost	..	(3.5)
Exchange Difference on foreign plans	..	..
Obligations transferred from/to other companies	(0.1)	33.4
Benefits paid	(1,554.3)	(1,002.2)
Obligations at the end of the year	16,895.1	16,954.5

Opening plan assets, at fair value	16,541.6	13,636.8
Less: Reduction on account of discontinuation of ICICI Lombard General Insurance Company Limited from consolidation	(1,080.6)	..
Adjusted opening plan assets at fair value	15,461.0	..
Expected return on plan assets	1,116.6	1,045.5
Actuarial gain/(loss)	(33.1)	886.4
Asset distributed on settlement	1.9	4.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Contributions	1,748.2	1,942.2
Assets transferred from/to other companies	(2.0)	28.0
Benefits paid	(1,554.3)	(1,002.2)
Closing plan assets, at fair value	16,738.3	16,541.6

Fair value of plan assets at the end of the year	16,738.3	16,541.6
Present value of the defined benefit obligations at the end of the year	(16,895.1)	(16,954.5)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(156.8)	(412.9)

Cost for the year[1]
Service cost	1,581.7	1,669.2
Interest cost	1,058.8	1,052.8
Expected return on plan assets	(1,116.6)	(1,045.5)
Actuarial (gain)/loss	(81.0)	(1,418.7)
Past service cost	..	(3.5)
Exchange fluctuation loss/(gain)	6.0	(6.5)
Net cost	1,448.9	247.8

Actual return on plan assets	1,083.4	1,931.9
Expected employer’s contribution next year	1,030.0	1,130.1

Investment details of plan assets
Insurer managed funds	18.88%	21.79%
Government of India securities	23.76%	28.55%
Corporate bonds	38.90%	35.57%
Special Deposit schemes	..	1.75%
Equity	16.75%	11.12%
Others	1.71%	1.22%

Assumptions
Discount rate	5.80%-7.30%	5.20%-6.90%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.00%-8.00%	7.00%-8.00%

1. Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
Plan assets	16,738.3	16,541.6	13,636.8	12,112.4	10,972.1
Defined benefit obligations	(16,895.1)	(16,954.5)	(15,743.6)	(13,317.1)	(11,846.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(156.8)	(412.9)	(2,106.8)	(1,204.7)	(874.5)
Experience adjustment on plan assets	(33.1)	892.1	(167.4)	(62.0)	(124.7)
Experience adjustment on plan liabilities	464.7	(548.2)	253.6	243.7	261.8

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation at year ended March 31, 2022 (year ended March 31, 2021: Rs. 2.7 million).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Opening obligations	45,617.9	38,703.4
Less: Adjustments[1]	(711.1)	..
Adjusted opening balance	44,906.8	38,703.4
Service cost	2,202.0	1,880.5
Interest cost	2,947.1	2,537.5
Actuarial (gain)/loss	(15.9)	1,690.5
Employees contribution	4,049.0	3,892.5
Obligations transferred from/to other companies	546.1	406.8
Benefits paid	(5,223.6)	(3,493.3)
Obligations at end of the year	49,411.5	45,617.9

Opening plan assets	45,615.2	38,682.6
Less: Adjustments[1]	(708.4)	..
Adjusted opening balance	44,906.8	38,682.6
Expected return on plan assets	3,761.0	3,582.2
Actuarial gain/(loss)	415.0	663.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Employer contributions	2,202.0	1,880.6
Employees contributions	4,049.0	3,892.5
Assets transfer from/to other companies	546.1	406.8
Benefits paid	(5,223.6)	(3,493.3)
Closing plan assets	50,656.3	45,615.2
Plan assets at the end of the year	50,656.3	45,615.2
Present value of the defined benefit obligations at the end of the year	(49,411.5)	(45,617.9)
Amount not recognised as an asset (Limit in para 59(b) of AS-15 on ‘employee benefits’)[2]	(1,244.8)	..
Asset/(liability)	..	(2.7)

Cost for the year[3]
Service cost	2,202.0	1,880.5
Interest cost	2,947.1	2,537.5
Expected return on plan assets	(3,761.0)	(3,582.2)
Actuarial (gain)/loss	(430.9)	1,026.7
Effect of limit in para 59(b)[2]	1,244.8	..
Net cost	2,202.0	1,862.5

Actual return on plan assets	4,176.0	4,246.0
Expected employer's contribution next year	2,357.2	2,013.6

Investment details of plan assets
Government of India securities	53.56%	50.06%
Corporate Bonds	35.56%	40.78%
Special deposit scheme	1.07%	1.33%
Others	9.81%	7.83%

Assumptions
Discount rate	6.00%-6.85%	5.70%-6.55%
Expected rate of return on assets	7.54%-8.25%	6.88%-8.59%
Discount rate for the remaining term to maturity of investments	6.75%-7.15%	6.30%-6.80%
Average historic yield on the investment	8.25%-8.87%	7.93%-8.54%
Guaranteed rate of return	8.10%-8.10%	8.50%-8.50%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
Plan assets	50,656.3	45,615.2	38,682.6	33,282.4	29,587.9
Defined benefit obligations	(49,411.5)	(45,617.9)	(38,703.4)	(33,282.4)	(29,587.9)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)[2]	(1,244.8)	..	..	..	..
Surplus/(deficit)	..	(2.7)	(20.8)	..	..
Experience adjustment on plan assets	415.1	663.8	(662.0)	13.0	(15.1)
Experience adjustment on plan liabilities	(684.8)	1,703.3	(129.9)	447.4	501.6

1.In case of ICICI Venture Funds Management Company Limited, assets and liabilities of Employee Provident Fund Trust were realised and transferred to Central Provident Fund at March 31, 2022.

2.Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by ‘ Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

3.Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

The Group has contributed Rs. 4,018.3 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2022 (year ended March 31, 2021: Rs. 3,918.8 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 274.0 million for the year ended March 31, 2022 (year ended March 31, 2021: Rs. 248.7 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 291.8 million for the year ended March 31, 2022 (March 31, 2021: Rs. 246.0 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Total actuarial liability	3,616.9	4,131.3
Cost[1]	874.9	1,586.6
Assumptions
Discount rate	5.80%-7.30%	5.20%-6.90%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

1. Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

8.       Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2022 amounted to Rs. 84,574.4 million (March 31, 2021: Rs. 56,643.7 million).

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

9.       Deferred tax

At March 31, 2022, the Group has recorded net deferred tax asset of Rs. 79,484.8 million (March 31, 2021: Rs. 93,350.2 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million

Particulars	At March 31, 2022	At March 31, 2021
Deferred tax assets
Provision for bad and doubtful debts	105,637.7	111,990.0
Foreign currency translation reserve[1]	..	0.0[2]
Others	11,024.8	13,938.4
Total deferred tax assets	116,662.5	125,928.4
Deferred tax liabilities
Special reserve deduction	31,118.6	27,449.2
Foreign currency translation reserve[1]	1,245.6	1,048.3
Mark-to-market gains[1]	278.6	..
Depreciation on fixed assets	4,093.8	3,717.6
Interest on refund of taxes[1]	168.4	115.3
Others	272.7	247.8
Total deferred tax liabilities	37,177.7	32,578.2
Total net deferred tax assets/(liabilities)	79,484.8	93,350.2
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

2.	Insignificant amount.

10.       Information about business and geographical segments

A.	Business Segments

The business segments of the Group have been presented as follows:

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021. From April 1, 2021, the Bank’s share in the net profit of ICICI Lombard General Insurance Company Limited is included in “share of profit in associates.”

vii.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

viii.	Unallocated includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2022.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Revenue	846,392.2	399,714.9	673,210.9	27,784.1	453,402.4	87,332.5	(912,473.8)	1,575,363.2
2	Segment results[1]	114,003.9	90,529.3	96,744.8	6,271.2	7,905.6	43,499.9	(16,792.0)	342,162.7
3	Unallocated expenses								(250.0)
4	Share of profit from associates								7,544.3
5	Operating profit (2) – (3)+(4)[1]								349,957.0
6	Income tax expenses (net)/(net deferred tax credit)								84,574.4
7	Net profit[2] (5) – (6)								265,382.6
	Other information
8	Segment assets	4,876,519.3	3,790,918.0	5,218,960.9	682,866.9	2,440,064.2	516,534.8	(105,216.9)	17,420,647.2
9	Unallocated assets								105,726.6
10	Total assets (8) + (9)								17,526,373.8
11	Segment liabilities	7,918,942.5	3,213,907.0	2,933,413.9[3]	541,143.1[3]	2,441,543.2[3]	520,286.4[3]	(105,216.9)[3]	17,464,019.2
12	Unallocated liabilities								62,354.6
13	Total liabilities (11) + (12)								17,526,373.8
14	Capital expenditure	9,901.7	4,453.3	623.1	345.7	732.3	943.8	..	16,999.9
15	Depreciation	8,068.8	3,130.8	399.6	321.9	669.1	726.3	(16.4)	13,300.1
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2021.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	756,692.9	371,945.3	664,810.9	31,800.6	436,215.9	129,648.3	78,270.3	(857,462.3)	1,611,921.9
2	Segment results[1]	77,399.7	58,199.5	106,155.9	5,735.7	10,811.8	19,539.5	40,077.1	(11,578.8)	306,340.4
3	Unallocated expenses									47,500.0
4	Share of profit from associates									1,442.9
5	Operating profit (2) – (3)+(4)[1]									260,283.3
6	Income tax expenses (net)/(net deferred tax credit)									56,643.7
7	Net profit[2] (5) – (6)									203,639.6
	Other information
8	Segment assets	4,124,986.5	3,259,375.0	4,602,320.5	750,682.3	2,169,189.1	389,436.1	445,994.8	(147,461.6)	15,594,522.7
9	Unallocated assets									143,599.7
10	Total assets (8) + (9)									15,738,122.4
11	Segment liabilities	6,869,207.9	2,821,639.2	2,480,180.3[3]	639,123.3[3]	2,170,346.2[3]	392,588.7[3]	449,893.8[3]	(147,461.6)[3]	15,675,517.8
12	Unallocated liabilities									62,604.6
13	Total liabilities (11) + (12)									15,738,122.4
14	Capital expenditure	9,228.1	4,745.0	866.6	401.2	400.1	773.0	745.2	..	17,159.2
15	Depreciation	7,249.4	2,859.8	481.0	323.3	598.0	1,306.0	599.6	(16.4)	13,400.7
1.	Profit before tax and minority interest.

2	.Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2022	Year ended March 31, 2021
Domestic operations[1]	1,550,493.6	1,579,203.4
Foreign operations	32,413.9	34,161.4
Total	1,582,907.5	1,613,364.8
1.	Includes share of profit from associates of Rs. 7,544.3 million (March 31, 2021: Rs. 1,442.9 million).

Rs. in million

Assets	At March 31, 2022	At March 31, 2021
Domestic operations	16,060,154.4	14,216,048.7
Foreign operations	1,360,492.8	1,378,474.0
Total	17,420,647.2	15,594,522.7

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2022	Year ended March 31, 2021
Domestic operations	16,765.8	16,866.4	13,012.5	13,120.0
Foreign operations	234.1	292.8	287.6	280.7
Total	16,999.9	17,159.2	13,300.1	13,400.7

11.       Penalties/fines imposed by banking regulatory bodies

The penalties amounting to Rs. 33.0 million (year ended March 31, 2021: Nil) were imposed by RBI during the year ended March 31, 2022. One penalty of Rs. 30.0 million was related to shifting of certain investment from held-to-maturity category to available-for-sale category in May 2017 and the other penalty of Rs. 3.0 million was on account of non-compliance with directions issued by RBI on levy of penal charges on non-maintenance of minimum balance in savings bank accounts dated November 20, 2014.

No penalty was imposed by overseas banking regulatory bodies during the year ended March 31, 2022 (year ended March 31, 2021: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

12.       Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2022 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.7%	1,705,119.7	92.9%	233,394.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	15,897.8	1.3%	3,301.6
ICICI Securities Limited	1.3%	24,087.2	5.6%	13,948.1
ICICI Home Finance Company Limited	0.9%	17,038.1	0.4%	934.4
ICICI Trusteeship Services Limited	0.0%[2]	8.6	0.0%[2]	0.5
ICICI Investment Management Company Limited	0.0%[2]	95.8	0.0%[2]	12.8
ICICI Venture Funds Management Company Limited	0.1%	2,461.3	0.0%[2]	2.2
ICICI Prudential Life Insurance Company Limited	5.0%	91,630.6	3.0%	7,541.3
ICICI Prudential Trust Limited	0.0%[2]	17.7	0.0%[2]	3.7
ICICI Prudential Asset Management Company Limited	1.0%	18,599.4	5.7%	14,363.4
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	549.2	0.0%[2]	50.7
Foreign
ICICI Bank UK PLC	1.3%	23,940.8	0.3%	812.2
ICICI Bank Canada	1.3%	23,436.9	0.7%	1,737.3
ICICI International Limited	0.0%[2]	104.1	0.0%[2]	0.8
ICICI Securities Holdings Inc.	0.0%[2]	130.8	0.0%[2]	0.3
ICICI Securities Inc.	0.0%[2]	303.8	0.0%[2]	30.0

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	112.1	0.2%	535.9
Foreign
NIL	..	..	..	..

Minority Interests	(3.3%)	(59,808.9)	(5.7%)	(14,281.6)

Associates
Indian
ICICI Lombard General Insurance Company Limited	..	..	2.4%	6,106.5

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
I-Process Services (India) Private Limited	..	..	0.0%[2]	34.3
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	2.3
ICICI Merchant Services Private Limited	..	..	(0.0%)[2]	(4.6)
India Infradebt Limited	..	..	0.6%	1,396.5
India Advantage Fund III	..	..	(0.0%)[2]	(0.2)
India Advantage Fund IV	..	..	(0.0%)[2]	(2.4)
Arteria Technologies Private Limited	..	..	0.0%[2]	12.0
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(2.2%)	(43,200.1)	(7.4%)	(18,831.9)

TOTAL	100.0%	1,820,524.9	100.0%	251,101.0

1. Total assets minus total liabilities.

2. Insignificant.

Additional information to consolidated accounts at March 31, 2021 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.6%	1,475,091.9	88.1%	161,926.8

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	14,409.7	3.5%	6,473.3
ICICI Securities Limited	1.1%	18,027.0	5.9%	10,933.0
ICICI Home Finance Company Limited	1.0%	16,085.9	0.4%	806.3
ICICI Trusteeship Services Limited	0.0%[2]	8.1	0.0%[2]	0.7
ICICI Investment Management Company Limited	0.0%[2]	83.0	(0.0%)[2]	(11.8)
ICICI Venture Funds Management Company Limited	0.2%	2,459.1	0.0%[2]	40.1
ICICI Prudential Life Insurance Company Limited	5.8%	91,188.6	5.2%	9,601.5
ICICI Lombard General Insurance Company Limited	5.1%	81,156.6	8.0%	14,730.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Prudential Trust Limited	0.0%[2]	15.4	0.0%[2]	1.7
ICICI Prudential Asset Management Company Limited	1.0%	16,274.7	6.4%	11,795.0
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	288.5	(0.0%)[2]	(39.9)
Foreign
ICICI Bank UK PLC	2.4%	37,047.9	0.6%	1,097.9
ICICI Bank Canada	2.2%	34,795.0	0.6%	1,126.1
ICICI International Limited	0.0%[2]	99.6	(0.0%)[2]	(11.8)
ICICI Securities Holdings Inc.	0.0%[2]	130.4	(0.0%)[2]	(1.3)
ICICI Securities Inc.	0.0%[2]	274.8	0.0%[2]	6.3

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	375.0	0.0%[2]	75.0
Foreign
NIL	..	..	..	..

Minority Interests	(6.1%)	(95,883.4)	(10.8%)	(19,796.5)

Associates
Indian
I-Process Services (India) Private Limited	..	..	0.0%[2]	11.8
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	0.5
ICICI Merchant Services Private Limited	..	..	0.1%	185.8
India Infradebt Limited	..	..	0.7%	1,198.8
India Advantage Fund III	..	..	0.0%[2]	13.8
India Advantage Fund IV	..	..	0.0%[2]	19.3
Arteria Technologies Private Limited	..	..	0.0%[2]	13.0
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(7.2%)	(116,052.8)	(8.9%)	(16,352.7)

TOTAL NET ASSETS/NET PROFIT	100.0%	1,575,875.0	100.0%	183,843.2

1. Total assets minus total liabilities.

2. Insignificant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

13.       Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2022 was Rs. 58,090.8 million (March 31, 2021: Rs. 57,271.4 million) as compared to the historical cost less accumulated depreciation of Rs. 25,805.8 million (March 31, 2021: Rs. 26,018.6 million).

The revaluation reserve is not available for distribution of dividend.

14.       Proposed dividend on equity shares

The Board of Directors at its meeting held on April 23, 2022 has recommended a dividend of Rs. 5 per equity share for the year ended March 31, 2022 (year ended March 31, 2021: Rs. 2 per equity share). The declaration and payment of dividend is subject to requisite approvals.

15.       Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2021 and for the year ended March 31, 2020.

16.        Demerger of general insurance business of Bharti AXA General Insurance Company Limited into ICICI Lombard General Insurance Company Limited

In August 2020, the Board of Directors of ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited (Bharti AXA) at their respective meetings approved entering into definitive agreements for demerger of Bharti AXA’s general insurance business and transferring the same into ICICI Lombard General Insurance Company through a Scheme of Arrangement (Scheme). The scheme was approved by Insurance Regulatory and Development Authority of India (IRDAI) on September 3, 2021 effective from September 8, 2021.

In accordance with the Scheme, assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. ICICI General issued two fully paid up equity shares of ₹ 10 each to the shareholders of Bharti AXA for every 115 fully paid up equity shares of ₹ 10 each. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI General reduced to below 50.0%. Due to reduction in the Bank’s shareholding below 50.0%, ICICI General ceased to be a subsidiary of the Bank and the Bank has accounted its investment in ICICI General as an associate under Accounting Standard – 23 (AS-23) “Accounting for Investments in Associates” in consolidated financial statement.

Under the Banking Regulation Act, 1949, the Bank is required to reduce its shareholding in ICICI General to 30.0%. In September 2020, the Central Government, on the recommendation of RBI, has issued a notification exempting ICICI Bank from the provisions of Section 19(2) of the Banking Regulation Act, 1949 with respect to shareholding above 30.0% in ICICI Lombard General Insurance Company Limited, for a period of three years.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

17.       Impact of Covid-19 on the performance of the Group

During the year ended March 31, 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. The subsequent easing of lockdown measures led to gradual improvement in economic activity and progress towards normalcy from the second half of financial year 2021. In the year ended March 31, 2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localised/regional lock-down measures in certain parts of the country.

Currently, while the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group.

18.       Additional disclosure

18.1     Disclosure on lending and borrowing activities under Rule 11(e) of the Companies (Audit and Auditors) Rules, 2014

The Bank, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank’s normal banking business, which is conducted ensuring adherence to all regulatory requirements.

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank and other subsidiaries incorporated in India to or in any other persons or entities, including foreign entities (“Intermediaries”) with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank and other subsidiaries incorporated in India (Ultimate Beneficiaries). The Bank and other subsidiaries incorporated in India have also not received any fund from any parties (Funding Party) with the understanding that the Bank and other subsidiaries incorporated in India shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

18.2 Other disclosures

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2022.

Rupees in million

Deposits maturing during the year ending March 31,
2023	3,895,554.2
2024	956,189.9
2025	300,587.2
2026	146,346.2
2027	255,432.6
Thereafter	55,055.3
Total time deposits	5,609,165.4

At March 31, 2022, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 2,789,181.9 million (March 31, 2021: Rs. 2,591,789.6 million).

3.       Long-term debt

Long-term debt represents debt with an original contractual maturity of greater than one year. Maturity distribution is based on contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. A portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate, Secured Overnight Financing Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

The following table sets forth a listing of long-term debt at March 31, 2022, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2023	198,489.6	32,851.7	231,341.3
2024	209,736.7	21,278.1	231,014.8
2025	159,413.3	18,255.3	177,668.6
2026	158,549.7	9,893.6	168,443.3
2027	105,365.6	15,304.9	120,670.5
Thereafter	269,130.4	..	269,130.4
Total	1,100,685.3	97,583.6	1,198,268.9
Less: Unamortized debt issue costs			(1,070.8)
Total			1,197,198.1

Long-term debt is denominated in various currencies. At March 31, 2022, long-term debt comprises Indian rupee debt of Rs. 832,170.3 million (March 31, 2021: Rs. 695,391.1 million) and foreign currency debt of Rs. 365,027.8 million (March 31, 2021: Rs. 483,645.6 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

Category	At March 31, 2022
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	591,019.1	8.0%	4.9% to 14.2%	4.6

Refinance from financial institutions	198,265.0	4.7%	2.8% to 8.4%	1.9
Borrowings from other banks	13,846.2	7.0%	5.5% to 7.4%	3.8
Fixed deposits	29,040.0	7.0%	3.9% to 8.8%	2.8
Total	832,170.3	7.1%		3.9

Rupees in million

Category	At March 31, 2021
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	423,428.8	8.6%	5.2% to 14.2%	3.2

Refinance from financial institutions	228,385.5	4.7%	2.8% to 9.6%	2.3
Borrowings from other banks	14,038.4	7.0%	6.2% to 7.5%	3.0
Fixed deposits	29,538.4	7.5%	4.2% to 8.9%	2.8
Total	695,391.1	7.2%		2.9

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

Category	At March 31, 2022
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	187,034.1	3.6%	0.5% to 5.4%	3.0
Other borrowings	177,993.7	1.9%	0.0% to 10.4%	2.8
Total	365,027.8	2.8%		2.9

Rupees in million

Category	At March 31, 2021
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	191,728.5	3.4%	0.5% to 5.4%	3.8
Other borrowings	291,917.1	1.4%	0.0% to 5.2%	2.1
Total	483,645.6	2.2%		2.8

See note on “Schedule 18B-Additional note-19 Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Deposits maintained with the Reserve Bank of India were Rs. 530,008.6 million at March 31, 2022 (March 31, 2021: Rs. 390,002.3 million) towards compliance with the guidelines governing minimum cash reserve requirements. Out of this, the Bank’s minimum cash reserve requirement at March 31, 2022 was Rs. 407,243.4 million (March 31, 2021: Rs. 316,478.6 million) which is subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 54,309.7 million (March 31, 2021: Rs. 48,515.7 million) in deposits, which have original maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2022				At March 31, 2021
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	177,005.2	5,488.1	(821.1)	181,672.1	297,027.3	15,426.1	(263.3)	312,190.1
Government securities	2,546,164.0	41,635.4	(23,863.5)	2,563,935.9	2,276,602.6	75,097.1	(6,182.6)	2,345,517.1
Other debt securities[1]	3,938.9	-	-	3,938.9	5,909.9	7.6	(1.3)	5,916.2
Total debt securities	2,727,108.1	47,123.5	(24,684.6)	2,749,546.9	2,579,539.8	90,530.8	(6,447.2)	2,663,623.4
Equity shares[2]	45,464.5	287,016.9	-	332,481.4	30.0	5.5	..	35.5
Other securities	5,023.3	2,460.6	(24.6)	7,459.3	7,269.5	1,029.6	(199.6)	8,099.5
Total	2,777,595.9	336,601.0	(24,709.2)	3,089,487.6	2,586,839.3	91,565.9	(6,646.8)	2,671,758.4

1.	Includes certificate of deposit and commercial paper.

2.	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accounted as an affiliate. Investment in equity shares of ICICI Lombard General Insurance Company Limited was classified as held-to-maturity in terms of the Reserve Bank of India Guidelines.

3.	Interest accrued on held-to-maturity securities amounted to Rs. 44,340.7 million at March 31, 2022 (March 31, 2021 - Rs. 46,253.8 million).

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2022				At March 31, 2021
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	167,879.7	5,362.0	(742.9)	172,498.8	218,314.7	8,405.8	(77.1)	226,643.4
Government securities	615,555.5	1,970.2	(1,773.3)	615,752.6	460,358.4	2,620.6	(121.7)	462,857.3
Other debt securities[1]	113,652.3	1,318.0	(682.2)	114,288.1	150,411.5	2,895.1	(2,163.4)	151,143.2
Total debt securities	897,087.5	8,650.2	(3,198.4)	902,539.5	829,084.6	13,921.5	(2,362.2)	840,643.9
Equity shares	124,059.9	65,347.6	(14,584.0)	174,823.4	151,569.1	62,954.3	(16,281.9)	198,241.5
Other securities	43,993.6	6,343.7	(5,734.0)	44,603.4	46,602.8	4,777.6	(7,045.6)	44,334.8
Total	1,065,141.0	80,341.5	(23,516.4)	1,121,966.3	1,027,256.5	81,653.4	(25,689.7)	1,083,220.2

1.	Includes pass through certificates, certificate of deposit, commercial paper and banker's acceptance.

2.	Interest accrued on available for sale securities amounted to Rs. 12,545.8 million at March 31, 2022 (March 31, 2021 - Rs. 15,588.2 million).

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Interest	41,719.0	48,297.5	48,006.9
Dividend	1,023.4	1,719.5	2,055.8
Total	42,742.4	50,017.0	50,062.7

Gross realized gain	22,227.6	73,793.0	19,397.4
Gross realized loss	(1,772.1)	(10,817.4)	(6,019.8)
Total	20,455.5	62,975.6	13,377.6

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Interest and dividend	11,713.9	14,954.8	23,130.8
Realized gain/(loss) on sale of trading portfolio	(648.7)	5,749.2	8,233.0
Unrealized gain/(loss) on trading portfolio	1,952.6	340.7	(2,073.3)
Total	13,017.8	21,044.7	29,290.5

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2022, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	14,824.2	14,946.2
One to five years	47,240.6	48,614.6
Five to ten years	69,781.7	71,698.6
Greater than ten years	45,158.7	46,412.7
Total corporate debt securities	177,005.2	181,672.1
Government securities
Less than one year	19,408.2	19,869.3
One to five years	1,056,989.6	1,079,647.4
Five to ten years	607,274.6	615,308.1
Greater than ten years	862,491.6	849,111.1
Total government securities	2,546,164.0	2,563,935.9
Other debt securities
Less than one year	3,938.9	3,938.9
One to five years	-	-
Five to ten years	-	-
Greater than ten years	-	-
Total other debt securities	3,938.9	3,938.9
Total debt securities classified as held to maturity	2,727,108.1	2,749,546.9

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2022, by maturity.

Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	32,262.8	32,901.4
One to five years	122,803.5	126,277.9
Five to ten years	10,690.4	11,070.7
Greater than ten years	2,123.0	2,248.8
Total corporate debt securities	167,879.7	172,498.8
Government securities
Less than one year	378,171.8	378,609.3
One to five years	153,641.9	154,372.8
Five to ten years	38,482.0	38,211.9
Greater than ten years	45,259.8	44,558.5
Total Government securities	615,555.5	615,752.5
Other debt securities
Less than one year	79,461.3	79,966.4
One to five years	18,843.8	19,054.1
Five to ten years	7,548.8	7,561.2
Greater than ten years	7,798.4	7,706.3
Total other debt securities	113,652.3	114,288.0
Total debt securities classified as available for sale	897,087.5	902,539.3

Credit rating profile of held-to-maturity debt securities

The Group considers credit rating as credit quality indicators for the held-to-maturity debt securities. The credit rating of debt securities is issued by external credit rating agencies.

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2022:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	161,685.4	198.6	12,071.6	3,049.6	-	177,005.2
Government securities	2,546,164.0	-	-	-	-	2,546,164.0
Other debt securities	3,938.9	-	-	-	-	3,938.9
Total Debt securities	2,711,788.3	198.6	12,071.6	3,049.6	-	2,727,108.1

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2021:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	281,298.8	..	12,786.9	2,941.6	..	297,027.3
Government securities	2,276,602.6	..	..	..	..	2,276,602.6
Other debt securities	5,909.9	..	..	..	..	5,909.9
Total Debt securities	2,563,811.3	..	12,786.9	2,941.6	..	2,579,539.8

There were no held-to-maturity debt securities that were past due (30 days overdue) at year ended March 31, 2022 and March 31, 2021. There were no-held-to-maturity debt securities that were overdue for more than 90 days and still accruing at the year ended March 31, 2022 and March 31, 2021.

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities and corporate bonds during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2022, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility offered by the Reserve Bank of India amounted to Rs. 126,911.1 million (March 31, 2021: Rs. 149,161.7 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 521,508.1 million (March 31, 2021: Rs. 362,796.7 million).

During fiscal 2022, average borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 212,852.2 million (March 31, 2021: Rs. 467,872.0 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 411,776.6 million (March 31, 2021: Rs. 468,286.2 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2022	2021
Commercial loans	3,962,140.8	3,437,735.3
Term loans	1,852,029.2	1,813,443.6
Working capital facilities[1]	2,110,111.6	1,624,291.7
Consumer loans and credit card receivable	5,512,549.6	4,808,137.6
Mortgage loans	3,301,415.5	2,805,690.7
Other secured loans	1,287,985.6	1,283,462.3
Credit cards	254,739.8	183,319.4
Other unsecured loans	668,408.7	535,665.2
Lease financing[2]	416.5	723.0
Total gross advances	9,475,106.8	8,246,595.9
Provision for loan losses[3]	(272,025.4)	(328,582.0)
Total net advances	9,203,081.4	7,918,013.9

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

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

The overall economic conditions affecting businesses impact the Bank’s commercial loan portfolio. A prolonged slowdown in the Indian economy and significant movement in commodity prices could adversely affect borrowers’ abilities to repay loans. In light of increasing international trade linkages, borrowers’ abilities to repay loans may also be negatively affected by adverse economic developments in the United States and other major economies. Unfavorable exchange rate movements may also increase borrowers’ debt burden and adversely affect their abilities to repay loans.

Borrowers’ ability to repay project finance term loans depends on the viability of the project financed which, in turn, depends on the timeliness of the project’s completion, the stability of government policies and changes in market demand.

Consumer loans

The Bank’s consumer loan portfolio includes both secured loans and unsecured loans. Secured consumer loans constitute a significant majority of the Bank’s total consumer loan portfolio. Though the loans in the Bank’s secured loan portfolio are secured by first and exclusive liens on the assets financed, recoveries in case of default may be subject of delays up to several years, due to the protracted legal process in India. To mitigate risk, the Bank obtains direct debit mandates or post-dated checks with pre-specified dates for repayment of consumer installment loans.

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

Borrowers’ abilities to repay farm equipment loans generally depend on the agriculture sector in India which, in turn, depends on the monsoons.

Unsecured consumer loan portfolio

The Bank’s unsecured loan portfolio includes personal loans, credit cards and other unsecured loans. General economic conditions and other factors such as changes in unemployment rates, economic growth rates and borrowers’ income levels impact this portfolio.

Impact of Covid-19 pandemic

During fiscal 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. The subsequent easing of lockdown measures led to gradual improvement in economic activity and progress towards normalcy from the second half of fiscal 2021. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. Subsequently, during fiscal 2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localised/regional lock-down measures in certain parts of the country.

While the number of new Covid-19 cases has reduced significantly and the Government of India has withdrawn Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the loan portfolio.

Standard restructured loans

A loan is classified as restructuring, where a concessionary modification such as changes in repayment period, principal amount, repayment installment and rate of interest has been made by the Group, and downgraded to non-performing. The restructuring of loans in the event of a natural calamity, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continue to be classified as standard restructured loans. Further, the Reserve Bank of India through its guideline on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020, provided a prudential framework to implement a resolution plan in respect of eligible borrowers and personal loans, while classifying such exposures as standard, subject to specified conditions.

The loan accounts subjected to restructuring by the Bank are upgraded to the standard category from standard restructured category if the borrower has demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower has been reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year is from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. The restructured loans, classified as non-performing, can be upgraded only after satisfactory performance during the ‘specified period’, that is, the date by which at least a certain percentage of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan, whichever is later. Further, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- equivalent or better) at the end of the ‘specified period’ by credit rating agencies accredited by the Reserve Bank of India.

The moratorium granted by the Group to the borrowers in accordance with the Reserve Bank of India guidelines dated March 27, 2020, is not considered as restructuring of loans.

At March 31, 2022, the Group had committed to lend (including non-fund based facilities) Rs. 1,378.3 million (March 31, 2021: Rs. 749.7 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2022	2021
Commercial loans
Term loans	21,640.6	13,925.8
Working capital facilities	4,328.6	1,415.4
Consumer loans
Mortgage loans	46,241.6	14,425.1
Other secured loans	18,734.2	8,168.2
Credit cards	27.4	..
Other unsecured loans	2,293.5	841.1
Lease financing	..	..
Total gross restructured loans[2]	93,265.9	38,775.6
Provision for loan losses[3]	(2,914.3)	(896.6)
Total net restructured loans	90,351.6	37,879.0

1.	Represents entire borrower level outstanding of the restructured accounts.

2.	At March 31, 2022, includes loans amounting to Rs. 58,297.3 million restructured under the Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020. and May 05, 2021 (March 31, 2021: loans amounting to Rs. 19,208.8 million)

3.	Represents provision due to diminution in the fair value of restructured/rescheduled loans in accordance with the applicable RBI guidelines.

In addition, the Bank holds general provision amounting to Rs. 23,562.1 million at March 31, 2022 (March 31, 2021: Rs. 4,560.2 million) on these restructured accounts, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (360 days for direct agriculture loans), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days. An account is treated as ‘out of order’ if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days or where there are no credits continuously for 90 days or credits are not enough to cover the interest debited during the preceding 90 day period. In respect of bills, an asset is classified as non-performing if the account remains overdue for more than 90 days. The Bank also identifies non-performing loans based on a review of accounts selected on the basis of certain criteria, by evaluating additional information (other than that relating to the payment record). In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, where ever granted, was excluded from the number of days past-due for the purpose of asset classification as per the Reserve Bank of India guidelines. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount outstanding in the host country. In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per the National Housing Bank guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by National Housing Bank. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2022.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	199,707.8	167,209.3	..	..	2,249.3
- Working capital facilities	84,398.1	65,033.2	..	..	816.1
Consumer loans
- Mortgage loans	61,876.0	54,559.5	..	..	1,951.5
- Other secured loans	51,517.8	44,822.2	33,269.2	..	1,353.9
- Credit cards	9,905.6	3,864.6	..	..	958.3
- Other unsecured loans	19,623.6	10,024.8	..	..	826.8
Lease financing	..	..	..	..	..
Total gross loans	427,028.9	345,513.6	33,269.2	..	8,155.9
Provision for loan losses	(327,680.4)	(269,105.3)	..
Total net loans	99,348.5	76,408.3	33,269.2

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2021.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	258,621.8	199,707.8	0.6	..	2,705.9
- Working capital facilities	105,889.4	84,398.1	5.9	..	607.2
Consumer loans
- Mortgage loans	25,209.7	61,876.0	84.1	..	774.8
- Other secured loans	33,254.1	51,517.8	35,515.5	..	980.3
- Credit cards	6,609.5	9,905.6	8.0	..	399.5
- Other unsecured loans	8,837.5	19,623.6	6.6	..	283.7
Lease financing	..	..	..	..	..
Total gross loans[1]	438,422.0	427,028.9	35,620.7	..	5,751.4
Provision for loan losses	(330,221.5)	(327,680.4)	..
Total net loans	108,200.5	99,348.5	35,620.7	..

1.	Does not include Rs. 3,694.5 million at March 31, 2021 (March 31, 2020: Rs. 13,092.6 million), where asset classification benefits were extended due to moratorium on repayment based on the guidelines issued by the Reserve Bank of India, consequent to outbreak of Covid-19.

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provisions against performing loans as per the requirements of respective regulators. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held.

The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements. The Bank’s United Kingdom subsidiary maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on individual assessment of expected cash flows from such assets. The Bank makes provision on assets that are restructured/rescheduled subject to minimum requirements as per the Reserve Bank of India guidelines.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Provision for loan losses at the beginning of the year	896.6	231.7	278.9
Provision for loan losses made for new additions during the year	2,329.7	705.6	159.6
Increase/(decrease) of provision for existing loan losses during the year	(172.8)	(20.4)	(57.0)
Reduction/write-back of provision on restructured loans due to: Upgrade to standard assets
Downgrade to non-performing assets	(139.2)	(20.3)	(149.8)
Provision for loan losses at the end of the year	2,914.3	896.6	231.7

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2022.

Rupees in million

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit cards	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	173,905.8	72,706.5	25,418.8	32,594.7	8,395.4	14,659.2	..	..	327,680.4
Add: Provisions for loan losses	13,677.5	17,842.9	26,440.8	37,637.8	11,240.3	18,452.0	..	..	125,291.3
Less: Utilized for write-off of loans	(20,169.8)	(26,607.9)	(6,709.2)	(23,824.4)	(12,204.7)	(18,485.5)	..	..	(108,001.5)
Less: Write back of excess provisions	(15,213.4)	(13,118.7)	(16,297.9)	(20,234.3)	(4,311.9)	(6,688.7)	..	..	(75,864.9)
Aggregate provision for loan losses at the end of the year for non-performing loans	152,200.11	50,822.8	28,852.5	26,173.8	3,119.1	7,937.0	..	..	269,105.3
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	12,295.0	3,379.4	11,943.0	5,561.9	7.1	898.9	..	118,124.2[1]	152,209.5
C. Aggregate provision for loan losses at the end of the year (A) + (B)	164,495.1	54,202.2	40,795.5	31,735.7	3,126.2	8,835.9	..	118,124.2	421,314.8
Closing balance of provision: individually evaluated for impairment	164,495.1	54,202.2	40,795.5	31,735.7	3,126.2	8,835.9	..	..	303,190.6
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	118,124.2	118,124.2
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2022, the Bank held contingency provisions of Rs. 74,500.0 million, including Covid-19 related contingency provision amounting to Rs. 64,250.0 million, which is included in the above amount.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2021.

Rupees in million

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit cards	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	203,736.5	87,163.8	10,649.9	16,659.1	5,400.0	6,612.2	..	..	330,221.5
Add: Provisions for loan losses	24,846.2	33,480.8	20,814.5	25,620.9	14,615.7	17,898.2	..	..	137,276.3
Less: Utilized for write-off of loans	(51,609.7)	(26,571.6)	(4,569.7)	(6,975.2)	(8,907.8)	(7,782.6)	..	..	(106,416.6)
Less: Write back of excess provisions	(3,067.2)	(21,366.5)	(1,475.9)	(2,710.1)	(2,712.5)	(2,068.6)	..	..	(33,400.8)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	173,905.8	72,706.5	25,418.8	32,594.7	8,395.4	14,659.2	..	..	327,680.4
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,376.8	1,638.2	1,476.2	1,061.5	9.9	130.6	..	114,792.6[1]	123,485.8
C. Aggregate provision for loan losses at the end of the year (A) + (B)	178,282.6	74,344.7	26,895.0	33,656.2	8,405.3	14,789.8	..	114,792.6	451,166.2
Closing balance of provision: individually evaluated for impairment	178,282.6	74,344.7	26,895.0	33,656.2	8,405.3	14,789.8	..	..	336,373.6
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	114,792.6	114,792.6
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2021, the Bank held Covid-19 related provisions of Rs. 74,750.0 million which is included in the above amount.

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2022, the Bank’s Canadian subsidiary classified exposure of Rs. 13,965.8 million as Stage-2 (March 31, 2021: Rs. 27,701.2 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 844.7 million (March 31, 2021: Rs. 1,007.8 million) in fiscal 2022. The decrease in Stage-2 exposure and allowance for expected credit loss was primarily due to sell-down of certain exposures and improvement in the economic and business environment in fiscal 2022 compared with fiscal 2021.

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date.

The following table sets forth the aging analysis of past due performing loans at March 31, 2022.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,682,801.5	1,307.3	711.0	..	2,018.3
Working capital facilities[4]	2,039,221.3	5,340.1	517.0	..	5,857.1
Consumer loans
Mortgage loans	3,227,102.8	16,270.3	3,482.9	..	19,753.2
Other secured loans	1,188,144.5	16,887.6	4,862.1	33,269.2	55,018.9
Credit cards	247,317.0	2,499.0	1,059.2	..	3,558.2
Other unsecured loans	653,445.5	3,832.6	1,105.8	..	4,938.4
Lease financing	416.5	..	..	..	..
Total	9,038,449.1	46,136.9	11,738.0	33,269.2	91,144.1

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans at March 31, 2021.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,607,889.7	3,359.5	2,486.1	0.6	5,846.2
Working capital facilities[4]	1,534,774.9	4,392.2	720.7	5.9	5,118.8
Consumer loans
Mortgage loans	2,719,541.3	18,317.3	5,872.0	84.1	24,273.4
Other secured loans	1,167,851.6	22,341.0	6,236.4	35,515.5	64,092.9
Credit cards	170,094.0	2,317.7	994.1	8.0	3,319.8
Other unsecured loans	503,761.0	4,042.5	8,231.3	6.6	12,280.4
Lease financing	723.0	..	..	..	..
Total	7,704,635.5	54,770.2	24,540.6	35,620.7	114,931.5

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

Credit quality indicators of loans

The Group has a comprehensive framework for monitoring credit quality of its commercial loans based on internal ratings and of its consumer loans based on delinquency status. For the majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator for commercial loans, for consumer loans the Group has considered the delinquency status as a credit quality indicator. Till fiscal 2021, the Group was disclosing the credit quality indicators of loans based on internal rating for both commercial loans as well as consumer loans. Fiscal 2022 onwards, the disclosure for consumer loans is based on delinquency status as the Group believes that delinquency status is better representative of credit quality for these loans. The comparative period information has been recast on the aforementioned basis.

The following table sets forth, a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2022.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Prior to 2018	Revolving loans[1]	Total loans
Rating grades
Investment grade	672,031.5	570,041.2	151,973.3	194,197.7	67,039.7	72,478.3	1,877,515.5	3,605,277.3
AAA, AA+, AA, AA-, 1, 2A-C	280,749.6	336,997.1	28,189.3	54,997.2	6,943.5	3,685.2	515,614.9	1,227,176.8
A+, A, A-, 3 A-C	226,803.1	145,059.2	66,245.9	64,168.6	27,224.7	33,746.8	848,088.0	1,411,336.3
BBB+, BBB and BBB-, 4A-C	164,478.8	87,984.9	57,538.2	75,031.9	32,871.6	35,046.2	513,812.6	966,764.2
Below investment grade[1]	7,747.0	10,438.0	11,542.4	11,838.9	48,185.2	143,975.9	87,711.4	321,438.9
Unrated	3,910.8	1,040.0	38.9	75.4	81.6	31.4	30,662.8	35,840.9
Total Gross loans	683,689.4	581,519.2	163,554.6	206,112.1	115,306.5	216,485.6	1,995,889.7	3,962,557.1
Provisions	(1,725.4)	(1,984.0)	(5,418.6)	(3,160.9)	(21,377.4)	(121,650.1)	(48,686.3)	(204,002.7)
Total net loans	681,964.0	579,535.2	158,136.0	202,951.2	93,929.1	94,835.5	1,947,203.4	3,758,554.4

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2021.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Fiscal 2017	Prior to 2017	Revolving loans[1]	Total loans
Rating grades	859,415.4	272,293.4	347,891.1	92,750.3	49,519.6	62,712.2	1,338,755.2	3,023,337.2
Investment grade
AAA, AA+, AA, AA-, 1, 2A-C	465,282.9	50,314.1	115,552.4	7,615.4	3,176.6	2,923.8	334,165.8	979,031.0
A+, A, A-, 3 A-C	246,600.2	114,226.9	127,798.7	38,865.7	21,048.7	14,245.2	611,827.6	1,174,613.0
BBB+, BBB and BBB-, 4A-C	147,532.3	107,752.4	104,540.0	46,269.2	25,294.3	45,543.2	392,761.8	869,693.2
Below investment grade[1]	13,575.4	14,654.4	27,708.5	47,158.6	23,195.2	155,860.0	115,110.5	397,262.6
Unrated	2,733.7	152.3	86.1	189.4	3.8	116.1	14,577.3	17,858.7
Total Gross loans	875,724.5	287,100.1	375,685.7	140,098.3	72,718.6	218,688.3	1,468,443.0	3,438,458.5
Provision	(3,924.0)	(10,235.4)	(6,129.7)	(24,150.6)	(11,147.7)	(122,232.7)	(70,140.7)	(247,960.8)
Total net loans	871,800.5	276,864.7	369,556.0	115,947.7	61,570.9	96,455.6	1,398,302.3	3,190,497.7

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2022.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Prior to 2018	Revolving loans[1]	Total loans
Mortgage loans	1,042,163.1	718,384.4	473,710.8	339,350.0	252,038.3	475,768.9	..	3,301,415.5
Current[2]	1,040,069.6	711,385.5	452,457.6	326,436.9	244,024.1	452,729.1	..	3,227,102.8
Performing loans which are overdue[3]	578.3	2,772.3	6,432.5	3,128.0	2,018.5	4,823.6	..	19,753.2
Non-performing loans	1,515.2	4,226.6	14,820.7	9,785.2	5,995.6	18,216.2	..	54,559.5

Other secured loans	528,450.5	242,763.3	141,796.8	72,459.3	23,508.2	7,760.5	271,246.8	1,287,985.6
Current[2]	524,384.0	229,822.0	128,960.9	64,805.0	20,765.0	3,641.8	215,765.8	1,188,144.5
Performing loans which are overdue[3]	1,807.6	7,963.6	6,443.5	3,591.0	1,284.3	449.1	33,479.8	55,018.9
Non-performing loans	2,258.9	4,977.7	6,392.4	4,063.3	1,459.0	3,669.6	22,001.3	44,822.2

Credit cards	..	..	..	..	..	..	245,739.8	254,739.8
Current[2]	..	..	..	..	..	..	247,317.0	247,317.0
Performing loans which are overdue[3]	..	..	..	..	..	..	3,558.2	3,558.2
Non-performing loans	..	..	..	..	..	..	3,864.6	3,864.6

Other unsecured loans	370,892.3	145,313.1	97,243.6	37,017.2	6,461.6	4,108.2	7,372.7	668,408.7
Current[2]	369,155.5	141,835.0	90,736.0	34,916.2	5,970.9	3,757.9	7,074.0	653,445.5
Performing loans which are overdue[3]	846.1	1,399.6	1,961.8	538.3	123.6	16.9	52.1	4,938.4
Non-performing loans	890.7	2,078.5	4,545.8	1,562.7	367.0	333.5	246.6	10,024.8

Total Gross loans	1,941,505.9	1,106,460.8	712,751.3	448,826.5	282,008.1	487,637.6	533,359.4	5,512,549.6
Provisons	(1,986.8)	(5,322.9)	(14,006.8)	(8,520.0)	(4,779.2)	(15,938.4)	(17,468.6)	(68,022.7)
Total net loans	1,939,519.1	1,101,137.9	698,744.5	440,306.5	277,228.9	471,699.2	515,890.8	5,444,526.9

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2021.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Fiscal 2017	Prior to 2017	Revolving loans[1]	Total loans
Mortgage loans	841,066.3	583,898.7	428,465.5	319,645.2	214,788.4	417,826.6	..	2,805,609.7
Current[2]	839,251.9	562,843.1	412,068.8	309,102.4	203,826.1	392,449.0	..	2,719,541.3
Performing loans which are overdue[3]	841.1	8,865.6	4,991.4	2,817.3	2,094.4	4,663.6	..	24,273.4
Non-performing loans	973.3	12,190.0	11,405.3	7,725.5	8,867.9	20,714.0	..	61,876.0

Other secured loans	497,317.5	271,829.1	151,008.0	63,549.7	19,649.1	9,740.8	270,368.1	1,283,462.3
Current[2]	487,604.7	251,549.1	132,484.2	54,819.8	16,132.9	5,522.0	219,738.9	1,167,851.6
Performing loans which are overdue[3]	6,651.2	8,368.3	6,476.3	2,440.1	885.6	259.1	39,012.3	64,092.9
Non-performing loans	3,061.6	11,911.7	12,047.5	6,289.8	2,630.6	3,959.7	11,616.9	51,517.8

Credit cards	..	..	..	..	..	..	183,319.4	183,319.4
Current[2]	..	..	..	..	..	..	170,094.0	170,094.0
Performing loans which are overdue[3]	..	..	..	..	..	..	3,319.8	3,319.8
Non-performing loans	..	..	..	..	..	..	9,905.6	9,905.6

Other unsecured loans	233,802.0	195,708.8	79,527.1	22,244.2	3,939.0	367.5	76.4	535,665.0
Current[2]	232,879.6	181,953.2	65,780.6	19,764.6	3,223.4	87.1	72.5	503,761.0
Performing loans which are overdue[3]	421.6	3,230.9	8,118.6	406.1	91.8	7.6	3.8	12,280.4
Non-performing loans	500.8	10,524.7	5,627.9	2,073.5	623.8	272.8	0.1	19,623.6

Total Gross loans	1,572,185.8	1,051,436.6	659,000.6	405,439.1	238,376.5	427,934.9	453,763.9	4,808,137.4
Provisions	(1,427.0)	(17,297.4)	(15,092.6)	(8,755.8)	(6,645.7)	(15,580.9)	(15,821.8)	(80,621.2)
Total net loans	1,570,758.8	1,034,139.2	643,908.0	396,683.3	231,730.8	412,354.0	437,942.1	4,727,516.2

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

8.	Financial assets transferred during the year to securitization company/reconstruction company

The Bank has transferred certain assets to securitization companies’/asset reconstruction companies in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with Reserve Bank of India guidelines, in case of non-performing loans sold to asset reconstruction companies, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by asset reconstruction companies, the security receipts are valued at their respective net asset values as advised by the asset reconstruction companies.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2022	2021	2020
Number of accounts[1]	561[2]	2	5
Aggregate value (net of provisions) of accounts sold to securitization company/reconstruction company	630.5[2]	11.3	7.8
Aggregate consideration	2,340.7	81.0	310.9
Aggregate gain/(loss) over net book value	1,710.2	69.7	303.1
Excess provision reversed to profit and loss account on account of sale of NPAs	1,710.2	69.7	303.1

1.	Excludes accounts previously written-off.

2.	Includes 557 consumer loans amounting to Rs. 385.7 million

9.	Details of non-performing assets sold, excluding those sold to securitization company/reconstruction company

The Bank has sold certain non-performing assets to entities other than securitization company/reconstruction company in compliance with the terms of the guidelines issued by the Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to entities, excluding those sold to securitization company/reconstruction company.

Rupees in million, except number of accounts

	Year ended March 31,
	2022	2021	2020
No. of accounts[1]	3	5	2
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	188.6	1,302.8	649.0
Aggregate consideration	1,164.1	1,357.8	995.9
Aggregate gain/(loss) over net book value	975.5	55.0	346.9

1.	Represents corporate loans.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,618,647.1 million at March 31, 2022 which represented 99.8% of the capital funds (March 31, 2021: Rs. 1,747,685.4 million representing 118.1% of the capital funds). The single largest exposure (non-bank) at March 31, 2022 was Rs. 249,230.4 million, which was included in rating category “AAA, AA+, AA, AA-, 1, 2A-C”, and represented 15.4% of the capital funds (March 31, 2021: Rs. 235,320.2 million representing 15.9% of the capital funds).

The largest group of companies under the same management control accounted for 25.0% of the capital funds at March 31, 2022 (March 31, 2021: 22.6% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 3,712,500.2 million (including fund based commitments fungible with non-fund based facilities) at March 31, 2022 (March 31, 2021: Rs. 2,670,402.5 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 11,792.6 million at March 31, 2022 (March 31, 2021: Rs. 9,339.5 million).

13.	Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. The Bank’s Treasury and Securities Services Group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the investment policy and derivative policy of the Bank, which lays down the position limits and stop loss limits as well as other risk limits. The Risk Management Group lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, asset liability management policy and operational risk management policy. The Risk Committee of the Board comprises independent directors and the Executive Director of the Bank.

The Bank measures and monitors risk of its derivatives portfolio using risk metrics such as value at risk (VaR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

Over the counter derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The Board of Directors has authorised the Asset Liability Management Committee to review and approve matters, as applicable, pertaining to the London Inter-Bank Offer Rate transition to alternate risk free rates. A London Inter-Bank Offer Rate Working Group has been constituted which reviews the progress on the international front, and the work carried out alongside Indian Banking Association. An update on the activities on the London Inter-Bank Offer Rate transition and the proceedings of the Working Group is presented quarterly to the Asset Liability Management Committee. The necessary changes were implemented in the treasury system of the Bank to handle the transition of existing trades to the alternate risk free rates. The transition was carried out for the London Inter-Bank Offer Rate (GBP, JPY, EUR, CHF) that ceased on December 31, 2021. USD London Inter-Bank Offer Rate was expected to cease at the end of June 2023. There is sufficient liquidity in market for USD London Inter-Bank Offer Rate linked trades. The Bank does not expect material valuation risk arising out of non-alignment of fallback provisions of commercially linked positions such as trading deals and on the existing hedge deals of the Bank.

The use of derivatives for hedging purposes is governed by the hedge policy approved by the Asset Liability Management Committee. The Group deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Based on guidelines issued by Reserve Bank of India on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance Note on Accounting for Derivative Contracts issued by Institute of Chartered Accountants of India. Accordingly, for fair value hedges established after June 26, 2019, the hedging instruments and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account by the Bank. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked-to-market unless their underlying transaction is marked-to-market. The Group companies measure the hedging instruments and the hedged items (for the risks being hedged) at fair value with changes recognized in the profit and loss account for fair value hedge. To the extent a cash flow hedge is effective, the change in the fair value of the hedging instrument is recognized in cash flow hedge reserve. The ineffective portion of the hedge is accounted in the profit and loss account. The premium or discount arising on inception of forward exchange contracts, which are not hedging instruments and are not intended for trading purpose, is amortized over the life of the contract as interest income/expense.

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), is computed using the current exposure method according to the Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for equity futures is computed based on the market value and open quantity of the contracts at the balance sheet date and credit exposure for equity options is computed based on the price sensitivity of the option and open quantity of the contracts at the balance sheet date.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2022.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[1]	Credit exposure
Interest rate derivatives[2]	31,560,087.8	48,571.0	(48,494.8)	8,874.7	330,568.1
Currency derivatives (including foreign exchange derivatives)[3]	11,898,939.6	46,742.3	(53,095.3)	49,080.4	373,318.1
Equity derivatives	771.3	7.2	(0.0)	(195.9)	332.5
Un-funded credit derivatives	..	..	..	1.8	..

1.	The Bank has recovered Rs. 27.3 million from earlier recorded credit losses.

2.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

3.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The following table sets forth the details of the notional amounts, marked-to-market position and credit exposure of hedging derivatives for the year ended March 31, 2022.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	371,526.8	990.0	(3,340.6)	8,337.3
Currency derivatives (including foreign exchange derivatives)[2]	11,608.4	340.6	(27.2)	1,382.0

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, marked-to-market position and credit exposure of hedging derivatives for the year ended March 31, 2021.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2022 and March 31, 2021 amounted to Rs. 5,750.5 million and Rs. 5,151.8 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2022 and March 31, 2021 amounted to Rs. (7,870.3) million and Rs. (5,740.5) million respectively.

The gains/(losses) on cash flow hedges recorded in cash flow hedge reserve for fiscal 2022 and fiscal 2021 amounted to Rs. (397.7) million and Rs. (54.5) million respectively. At year-end fiscal 2022, Rs. (4.1) million of gain/(loss) recorded in cash flow hedge reserve is expected to be reclassified into earnings during the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations or the addition of other hedges subsequent to year-end fiscal 2022. During fiscal 2022, there were no gains/(losses) reclassified from cash flow hedge reserve into earnings on account of discontinuance of cash flow hedges. At year-end fiscal 2022, the maximum length of time over which the Group was hedging its exposure to the variability in future cash flows was 107 months. At year-end fiscal 2022, accumulated cash flow hedge reserve was Rs. (452.0) million (year-end fiscal 2021: Rs. (54.5) million). During fiscal 2022, net amount reclassified from accumulated cash flow hedge reserve to earnings was Rs. 0.2 million.

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 43,202.9 million at March 31, 2022 (March 31, 2021: Rs. 67,142.1 million). The gross positive and negative fair values of these hedging instruments were Rs. 218.9 million (March 31, 2021: Rs. 496.1 million) and Rs. (227.8) million (March 31, 2021: Rs. (496.2) million) respectively and the credit exposure was Rs. 1,288.8 million at March 31, 2022 (March 31, 2021: Rs. 2,418.2 million).

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

At March 31, 2022, collateral utilized against mark-to-market receivable was Rs. 7,762.9 million (March 31, 2021: Rs. 7,385.2 million), excess collateral posted over net mark-to-market payable was Rs. 1,926.9 million (March 31, 2021: Rs. 743.7 million) and the net credit exposure post collateral netting on forex and derivatives was Rs. 596,673.7 million (March 31, 2021: Rs. 505,790.8 million).

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

At March 31, 2022, the Group has assessed its contingent tax liability at an aggregate of Rs. 84,771.4 million (March 31, 2021: Rs. 83,575.0 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Indian tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2022. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

The Group's contingent liabilities on income tax and interest tax amounted to Rs. 73,191.1 million (March 31, 2021: Rs. 63,479.0 million) which include appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate authorities and counsel opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 29,598.3 million (March 31, 2021: Rs. 28,571.9 million) mainly relates to whether interest expenses can be attributed to earning tax-free income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on favorable opinion from counsel and past decisions by the appellate authorities in Group’s own cases and other similar cases.

Mark-to-market losses on derivatives: Rs. 15,003.8 million (March 31, 2021: Rs. 14,990.8 million) relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income.

Interest on perpetual bonds: Rs. 5,962.7 million (March 31, 2021: Rs. 3,880.7 million) relates to the disallowance of interest paid on perpetual bonds. The tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. The Group has relied on favourable opinion from counsel and the past decision by the appellate authorities in the Group’s own case.

Depreciation on leased assets: Rs. 4,744.8 million (March 31, 2021: Rs. 4,709.1 million) relates to the disallowance of depreciation claimed on leased assets due to treatment of the lease transactions as loan transactions by the tax authorities. The Group relies on favorable opinion from the counsel and past decisions by the appellate authorities in Group’s own case and other similar cases.

Disallowance of write off in respect of credit cards: Rs. 3,574.9 million (March 31, 2021: Rs. 3,192.0 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favourable opinion from counsel and past decision by the appellate authorities in Group’s own case.

Interest on non-performing assets: Rs. 3,415.4 million (March 31, 2021: Rs. 637.4 million) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank. The Group has relied on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,030.6 million (March 31, 2021: Rs. 1,030.6 million) relates to two special reserve accounts maintained by the Group, which included a special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favourable orders.

The Group’s contingent liabilities on service tax amounted to Rs. 10,236.3 million (March 31, 2021: Rs. 17,997.1 million), which mainly pertain to the service tax demands along with interest and penalty levied by the service tax authorities. The Group relies on favorable opinion from counsel. The key disputed liabilities are detailed below

Disallowance of input tax credit on interchange fees: Rs. 2,048.0 million (March 31, 2021: Rs. 2,048.0 million) relates to disallowance of input credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. The Group has relied on a favorable opinion from counsel.

Service tax on surrender/foreclosure charges: Rs. 1,537.0 million (March 31, 2021: Rs. 1,537.0 million) pertaining to the life insurance subsidiary relates to levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans. The Group has relied on a favorable opinion from counsel.

Service tax on interchange fees: Rs. 1,488.7 million (March 31, 2021: Rs. 1,488.7 million) relates to service tax and interest on interchange fees received by the Bank as an issuing bank. The Group has relied on a favorable opinion from counsel.

Service tax on amount retained from contribution: Rs. 1,091.6 million (March 31, 2021: Rs. 1,091.6 million) pertaining to ICICI Strategic Investment Fund relates to retention of contribution received by the fund, being treated as income received towards the services rendered by fund to its contributors. The Group has relied on a favorable opinion from counsel.

The Group’s contingent liabilities on sales tax/value added tax amounted to Rs. 1,344.0 million (March 31, 2021: Rs. 2,098.9 million) by various state government authorities. The matters mainly pertain to procedural issues like submission of statutory forms and adhoc additions in turnover. The Group has relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liabilities do not include Rs. 36,173.4 million (March 31, 2021: Rs. 53,618.0 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 30,753.3 million (March 31, 2021: Rs. 29,425.4 million) mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which are covered by favorable Supreme Court of India decisions in the Group’s own/other cases and Rs. 4,492.1 million (March 31, 2021: Rs. 23,283.5 million) pertains to errors requiring rectification by tax authorities. Therefore, these are not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities has not been quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

15.	Litigation

A number of litigations and claims against the Group (and its directors and officers) are pending in various forums. The claims on the Group (and its directors and officers) mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held or the contingent liability recognized. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses though aggregate of such amounts are recognized as contingent liabilities. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 2,351.1 million against which provision of Rs. 1,586.5 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 4,639.8 million at March 31, 2022, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

16.	Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2022 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Total income	846,392.2	399,714.9	673,210.9	27,784.1	453,402.4	87,332.5	(912,473.8)	1,575,363.2
	External revenue	483,837.6	289,280.0	229,049.3	27,291.1	452,258.2	93,647.0	..	1,575,363.2
	Revenue from transfer pricing on external liabilities and other internal revenue	362,554.6	110,434.9	444,161.6	493.0	1,144.2	(6,314.5)	(912,473.8)	..
2	Segment results[1]	114,003.9	90,529.3	96,744.8	6,271.2	7,905.6	43,499.9	(16,792.0)	342,162.7
3	Unallocated expenses								(250.0)
4	Share of profit from associates								7,544.3
5	Operating profit (2) – (3)[1]								349,957.0
6	Income tax expenses (net)/(net deferred tax credit)								84,574.4
7	Net profit[2] (4) – (5)								265,382.6
	Other information
8	Segment assets	4,876,519.3	3,790,918.0	5,218,960.9	682,866.9	2,440,064.2	516,534.8	(105,216.9)	17,420,647.2
9	Unallocated assets								105,726.6
10	Total assets (7) + (8)								17,526,373.8
11	Segment liabilities	7,918,942.5	3,213,907.0	2,933,413.9[3]	541,143.1[3]	2,441,543.2[3]	520,286.4[3]	(105,216.9)[3]	17,464,019.2
12	Unallocated liabilities								62,354.6
13	Total capital and liabilities (10) + (11)								17,526,373.8
14	Capital expenditure	9,901.7	4,453.3	623.1	345.7	732.3	943.8	..	16,999.9
15	Depreciation	8,068.8	3,130.8	399.6	321.9	669.1	726.3	(16.4)	13,300.1

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2021 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Total income	756,692.9	371,945.3	664,810.9	31,800.6	436,215.9	129,648.3	78,270.3	(857,462.3)	1,611,921.9
	External revenue	414,943.4	259,621.0	265,108.2	29,880.4	435,804.7	126,511.3	80,052.9	..	1,611,921.9
	Revenue from transfer pricing on external liabilities and other internal revenue	341,749.5	112,324.3	399,702.7	1,920.2	411.2	3,137.0	(1,782.6)	(857,462.3)	..
2	Segment results[1]	77,399.7	58,199.5	106,155.9	5,735.7	10,811.8	19,539.5	40,077.1	(11,578.8)	306,340.4
3	Unallocated expenses									47,500.0
4	Share of profit from associates									1,442.9
5	Operating profit (2) – (3)[1]									260,283.3
6	Income tax expenses (net)/(net deferred tax credit)									56,643.7
7	Net profit[2] (4) – (5)									203,639.6
	Other information
8	Segment assets	4,124,986.5	3,259,375.0	4,602,320.5	750,682.3	2,169,189.1	389,436.1	445,994.8	(147,461.6)	15,594,522.7
9	Unallocated assets									143,599.7
10	Total assets (7) + (8)									15,738,122.4
11	Segment liabilities	6,869,207.9	2,821,639.2	2,480,180.3[3]	639,123.3[3]	2,170,346.2[3]	392,588.7[3]	449,893.8[3]	(147,461.6)[3]	15,675,517.8
12	Unallocated liabilities									62,604.6
13	Total capital and liabilities (10) + (11)									15,738,122.4
14	Capital expenditure	9,228.1	4,745.0	866.6	401.2	400.1	773.0	745.2	..	17,159.2
15	Depreciation	7,249.4	2,859.8	481.0	323.3	598.0	1,306.0	599.6	(16.4)	13,400.7

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2020 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Total income	725,542.4	399,423.4	619,173.9	39,966.7	397,038.1	123,744.8	67,371.3	(876,151.8)	1,496,108.8
	External revenue	404,713.6	282,617.6	184,506.0	36,980.8	396,841.7	121,132.5	69,316.6	..	1,496,108.8
	Revenue from transfer pricing on external liabilities and other internal revenue	320,828.8	116,805.8	434,667.9	2,985.9	196.4	2,612.3	(1,945.3)	(876,151.8)	..
2	Segment results[1]	89,930.2	9,272.3	49,958.6	10,867.9	10,684.0	16,968.9	23,852.7	(12,295.8)	199,238.8
3	Unallocated expenses									15,104.9
4	Share of profit from associates									1,752.2
5	Operating profit (2) – (3)[1]									185,886.1
6	Income tax expenses (net)/(net deferred tax credit)									73,631.4
7	Net profit[2] (4) - (5)									112,254.7
	Other information
8	Segment assets	3,513,412.1	3,073,070.6	4,133,791.4	734,528.0	1,557,104.9	365,990.6	378,947.4	(145,872.9)	13,610,972.1
9	Unallocated assets									161,950.2
10	Total assets (7) + (8)									13,772,922.3
11	Segment liabilities	5,732,467.7	2,307,128.6	2,880,715.4[3]	670,469.0[3]	1,558,623.1[3]	370,420.9[3]	383,865.6[3]	(145,872.9)[3]	13,757,817.4
12	Unallocated liabilities									15,104.9
13	Total capital and liabilities (10) + (11)									13,772,922.3
14	Capital expenditure	9,947.7	3,008.0	..	880.9	605.7	3,056.0	616.5	..	18,114.8
15	Depreciation & amortization	6,865.4	2,515.8	0.4	280.6	605.5	906.2	554.7	(16.4)	11,712.2

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2022 and March 31, 2021.

From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2022 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	59,375.0	19,482.6	..	799.6	..	23.5	(783.1)	78,897.6
2	Lending linked fee	20,290.7	11,551.6	..	540.6	..	932.0	(274.8)	33,040.1
3	Fund management fee	..	..	..	18.1	..	24,634.3	(0.5)	24,651.9
4	Securities brokerage income	..	..	..	..	..	15,526.0	(6.8)	15,519.2
5	Third party products distribution fee	11,166.9	..	..	0.6	..	5,740.8	(7,506.0)	9,402.3
6	Others	2,754.7	1,576.0	13.8	455.1	4.6	6,576.4	(7.8)	11,372.8
	Total	93,587.3	32,610.2	13.8	1,814.0	4.6	53,433.0	(8,579.0)	172,883.9

1.	From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and accordingly general insurance has been discontinued as a business segment from April 1, 2021.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2021 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	47,821.6	17,466.5	..	707.1	..	..	10.2	(505.8)	65,499.6
2	Lending linked fee	16,714.2	8,387.1	..	395.4	..	..	603.4	(135.3)	25,964.8
3	Fund management fee	..	..	..	1.4	..	..	20,424.7	(0.6)	20,425.5
4	Securities brokerage income	..	..	..	..	..	..	15,045.2	(198.6)	14,846.6
5	Third party products distribution fee	10,595.8	110.3	..	1.2	..	..	4,099.6	(9,046.4)	5,760.5
6	Others	1,767.8	1,190.0	702.9	299.7	3.9	..	3,979.4	(210.1)	7,733.6
	Total	76,899.4	27,153.9	702.9	1,404.8	3.9	..	44,162.5	(10,096.8)	140,230.6

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2020 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	54,092.5	18,624.0	..	700.7	..	..	35.9	(442.9)	73,010.2
2	Lending linked fee	14,868.3	12,063.4	..	386.0	..	..	768.0	(258.6)	27,827.1
3	Fund management fee	..	..	..	9.3	..	..	20,149.5	(0.7)	20,158.1
4	Securities brokerage income	..	..	..	0.0	..	..	9,475.7	(44.4)	9,431.3
5	Third party products distribution fee	12,313.1	26.4	..	2.0	..	..	3,928.0	(11,161.4)	5,108.1
6	Others	1,560.7	873.5	351.1	528.1	4.0	..	1,633.1	(100.1)	4,850.4
	Total	82,834.6	31,587.3	351.1	1,626.1	4.0	..	35,990.2	(12,008.1)	140,385.2

18.	Employee Stock Option Scheme

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2022.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	246,590,972	276.14	5.86	75,447.4
Add: Granted during the year	25,550,350	570.43
Less: Lapsed during the year, net of re-issuance	2,164,335	444.41
Less: Exercised during the year	32,778,988	243.44
Outstanding at the end of the year	237,197,999	310.82	5.12	99,501.6
Options exercisable	177,170,739	264.69	4.91	82,491.6

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2021.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year[1]	238,286,573	261.89	6.63	17,387.3
Add: Granted during the year	33,417,700	337.73
Less: Lapsed during the year, net of re-issuance	880,530	336.57
Less: Exercised during the year	24,232,771	218.81
Outstanding at the end of the year[1]	246,590,972	276.14	5.86	75,447.4
Options exercisable	177,136,942	247.45	5.87	59,279.1

1.	Includes options pertaining to Whole-time Directors of ICICI Bank and its subsidiaries pending for regulatory approval at March 31, 2021.

Total fair value of options vested was Rs. 4,145.3 million for the year ended March 31, 2022, Rs. 3,555.6 million for the year ended March 31, 2021 and Rs. 3,966.2 million for the year ended March 31, 2020.

Total aggregate intrinsic value of options exercised was Rs. 15,094.0 million for the year ended March 31, 2022, Rs. 7,390.2 million for the year ended March 31, 2021 and Rs. 6,604.2 million for the year ended March 31, 2020.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2022 and March 31, 2021 was Rs. 3,086.4 million and Rs. 2,560.9 million respectively and the weighted-average period over which it is expected to be recognized was 1.53 years and 1.78 years respectively.

The following table sets forth a summary of stock options exercisable at March 31, 2022.

Range of exercise price (Rupees per share)	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	11,245,113	160.69	2.52	6,405.4
200-399	148,506,165	256.43	5.24	70,372.0
400-599	17,419,461	402.26	3.62	5,714.2

The following table sets forth a summary of stock options exercisable at March 31, 2021.

Range of exercise price (Rupees per share)	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	17,387,907	161.44	3.12	7,314.4
200-399	150,238,576	247.61	6.30	50,253.6
400-599	9,510,459	402.17	4.10	1,711.2

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2022.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2021	69,454,030	130.30
Add: Granted during the year	25,550,350	227.75
Less: Vested during the year	32,901,210	125.99
Less: Forfeited during the year	2,075,910	174.60
Unvested at March 31, 2022	60,027,260	172.61

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2021.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2020	68,310,674	124.57
Add: Granted during the year	33,417,700	125.44
Less: Vested during the year	31,544,690	112.72
Less: Forfeited during the year	729,654	131.62
Unvested at March 31, 2021	69,454,030	130.30

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2022	2021	2020
Risk-free interest rate	5.34% to 6.53%	4.83% to 5.74%	6.18% to 7.62%
Expected term	3.55 years to 5.55 years	3.45 years to 5.45 years	3.46 years to 5.46 years
Expected volatility	35.38% to 39.41%	35.19% to 37.31%	29.06% to 31.17%
Expected dividend yield	0.18% to 0.30%	0.26% to 0.30%	0.19% to 0.37%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant.

The expected term of an option is computed based on the vesting term and exercise period as well as expected exercise behavior of the employees who receive the option, estimated based on the historical stock option exercise pattern of the Bank.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

19.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Interest income	954,068.7	891,626.6	848,357.7
Interest expense	411,666.7	426,590.9	446,655.2
Net interest income	542,402.0	465,035.7	401,702.5
Provision for loan losses & others	84,354.2	165,723.9	132,004.2
Provision for depreciation on investments	5,412.3	(1,950.0)	18,136.5
Net interest income after provision for loan losses and investments	452,635.5	301,261.8	251,561.8
Non-interest income	621,294.5	720,295.3	647,751.1
Non-interest expense	731,517.3	762,716.7	715,179.0
Income before income tax expense, minority interest and share of profit in associates	342,412.7	258,840.4	184,133.9
Income tax expense	84,574.4	56,643.7	73,631.4
Income before minority interest and share of profit in associates	257,838.3	202,196.7	110,502.5
Add: Share of profit in associates	7,544.3	1,442.9	1,752.2
Net profit for the year before minority interest	265,382.6	203,639.6	112,254.7
Less: Minority interest	14,281.6	19,796.4	16,591.6
Net income	251,101.0	183,843.2	95,663.1

	Year ended March 31,
	2022	2021	2020
Earnings per equity share: (Rs.)
Basic	36.21	27.26	14.81
Diluted	35.44	26.83	14.55
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	6,934	6,743	6,460
Diluted	7,076	6,842	6,567

Rupees in million

	At March 31,
	2022	2021
Assets
Cash and cash equivalents	1,831,259.8	1,475,705.3
Investments[1,2]	5,670,977.2	5,365,786.2
Loans, net[1,2]	9,203,081.4	7,918,013.9
Property, plant and equipment	106,054.1	108,092.6
Goodwill	1,013.3	1,076.7
Deferred tax asset (net)	79,484.8	93,350.2
Interest accrued, outstanding fees and other income	115,466.2	116,011.0
Other assets	519,037.0	660,086.6
Total assets	17,526,373.8	15,738,122.5

Liabilities
Interest-bearing deposits	9,280,377.2	8,207,396.6
Non-interest bearing deposits	1,633,280.8	1,392,003.6
Short-term borrowings and trading liabilities	418,828.7	259,962.7
Long-term debt	1,197,198.1	1,179,036.7
Other liabilities	3,116,355.2	3,027,964.5

Total liabilities	15,646,040.0	14,066,364.1

Minority interest	59,808.9	95,883.4
Stockholders’ equity	1,820,524.9	1,575,875.0
Total liabilities and stockholders’ equity	17,526,373.8	15,738,122.5

1.	Includes investments and loans amounting to Rs. 122,799.8 million (March 31, 2021: Rs. 144,683.3 million) pledged as security towards short-term borrowings amounting to Rs. 122,268.9 million (March 31, 2021: Rs. 144,683.8 million).

2.	Includes investments and loans amounting to Rs. 243,364.2 million (March 31, 2021: Rs. 238,103.8 million) pledged as security towards long-term borrowings amounting to Rs. 237,157.5 million (March 31, 2021: Rs. 230,653.2 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2021	13,834.1	31.0	489,694.7	456,653.6	615,661.6
Proceeds from issue of share capital	65.6	-	7,923.3	-	-
Additions during the year	-	2,642.2	27.1[3]	144,130.1	95,590.6
Deductions during the year	-	(9.1)	-	(2,839.3)[4]	(2,880.6)[5]
Balance at March 31, 2022	13,899.7	2,664.1	497,645.1	597,944.4	708,371.6

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 2,471.4 million towards reduction in fair value change account of ICICI Prudential Life Insurance Company Limited.

5.	Represents amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold and loss on revaluation on account of certain assets which were held for sale.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2020	12,947.7	34.9	335,899.4	308,804.0	571,914.7
Proceeds from issue of share capital	886.4	..	154,419.4[3]	..	..
Additions during the year	..	..	77.6[4]	147,991.0[5,6]	54,078.3
Deductions during the year	..	(3.9)	(701.7)	(141.4)	(10,331.4)[6,7]
Balance at March 31, 2021	13,834.1	31.0	489,694.7	456,653.6	615,661.6

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Includes Rs. 149,162.0 million on account of equity shares issued under Qualified Institutional Placement and Rs. 5,257.4 million (year ended March 31, 2020: Rs. 5,452.1 million) on exercise of employee stock options.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Includes Rs. 10,725.6 million towards addition in fair value change account of insurance subsidiaries.

6.	Includes balance in reserve fund transferred due to closure of Sri Lanka branch and excess balance in Investment Fluctuation Reserve to balance in profit and loss account during the year ended March 31, 2021.

7.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2019	12,894.6	46.8	330,333.2	268,271.2	530,988.3
Proceeds from issue of share capital	53.1	..	5,452.1	..	..
Additions during the year	..	..	114.1[3]	49,325.8	42,016.6
Deductions during the year	..	(11.9)	..	(8,793.0)[4]	(1,090.2)[5]
Balance at March 31, 2020	12,947.7	34.9	335,899.4	308,804.0	571,914.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 6,896.7 million towards reduction in fair value change account of insurance subsidiaries.

5.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2022	March 31, 2021	March 31, 2020
Balance at the beginning of the year	385,155.9	267,999.9	220,201.1
Additions during the year	251,101.0	183,843.2	95,663.1
Dividend (including corporate dividend tax)	(13,852.3)	..	(8,735.5)
Deductions during the year[1]	(113,416.1)	(66,687.2)	(39,128.8)
Balance at the end of the year	508,988.5	385,155.9	267,999.9

1.	Includes appropriations/transfers to other reserves.

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Conversions of loans to investments	204.3	3,064.9	9,984.6
Interest paid	408,972.7	432,471.2	452,592.8
Interest and dividend received	956,304.8	892,770.6	834,631.4

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2022		At March 31, 2021
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and balances with Reserve Bank of India	602,287.1	602,287.1	463,022.0	463,022.0
Balances with banks and money at call and short notice	1,228,972.8	1,228,972.8	1,012,683.3	1,012,683.3
Investments	5,670,977.2	6,030,990.1	5,365,786.2	5,480,288.6
Advances	9,203,081.4	9,280,758.0	7,918,013.9	7,967,930.4
Other assets	597,430.8	597,430.8	717,025.8	717,025.8
Total	17,302,749.3	17,740,438.8	15,476,531.2	15,640,950.1
Financial liabilities
Interest-bearing deposits	9,280,366.5	9,324,755.9	8,207,379.0	8,263,918.6
Non-interest-bearing deposits	1,633,291.4	1,633,291.4	1,392,021.2	1,392,021.2
Borrowings	1,616,026.8	1,616,877.2	1,438,999.4	1,473,222.7
Other liabilities and provisions	681,328.9	681,328.9	863,168.0	863,168.0
Total	13,211,013.6	13,256,253.4	11,901,567.6	11,992,330.5

21.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1.	Net income reconciliation

Rupees in million

		Year ended March 31,
	Note	2022	2021	2020
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		251,101.0	183,843.2	95,663.1

Adjustments on account of:

Allowance for credit losses	(a)	22,853.5	48,654.4	5,045.1

Business combinations	(b)	(634.9)	(1,806.2)	(1,806.2)

Consolidation	(c)	248,275.4	6,215.0	(8,052.0)

Valuation of debt and equity securities	(d)	10,930.7	(11,626.2)	14,600.2

Amortization of fees and costs	(e)	3,925.8	4,298.8	9,400.5

Accounting for derivatives	(f)	53.9	1,328.4	(436.0)

Accounting for compensation costs	(g)	(2,270.6)	(4,352.7)	(4,076.6)

Accounting for securitization	(h)	(532.5)	715.4	326.9

Income tax benefit/(expense)	(i)	(21,701.9)	(12,148.5)	(4,775.7)

Others	(j)	(207.8)	(1,420.9)	7,448.3

Total impact of all adjustments		260,691.6	29,857.5	17,674.5

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		511,792.6	213,700.7	113,337.6
Net income as per U.S. GAAP attributable to non-controlling interests[1]		13,282.7	20,443.0	8,852.8
Total net income as per U.S. GAAP		525,075.3	234,143.7	122,190.4

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		36.21	27.26	14.81

U.S. GAAP (consolidated)		73.81	31.69	17.54

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		35.44	26.83	14.55

U.S. GAAP (consolidated)		72.41	31.23	17.28

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 14,281.6 million (March 31, 2021: Rs. 19,796.4 million and March 31, 2020: Rs. 16,591.6 million).

2.	Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2022	2021
Consolidated net worth as per Indian GAAP excluding minority interests[1]		1,820,524.9	1,575,875.0

Adjustments on account of:

Allowance for credit losses	(a)	23,295.9	471.3

Business combinations	(b)	29,774.0	124,310.8

Consolidation	(c)	349,733.2	12,799.6

Valuation of debt and equity securities	(d)	14,731.2	41,516.8

Amortization of fees and costs	(e)	33,068.2	26,160.8

Accounting for derivatives	(f)	1,880.8	1,827.0

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,371.7)	(773.2)

Income tax assets/(liabilities)	(i)	11,451.2	19,591.0

Others	(j)	(9,654.8)	(7,549.3)

Total impact of all adjustments		452,908.0	218,354.8

ICICI Bank stockholders’ equity as per U.S. GAAP		2,273,432.9	1,794,229.8
Non-controlling interests[1]		16,358.6	131,398.7
Total equity as per U.S. GAAP		2,289,791.5	1,925,628.5

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 59,808.9 million (March 31, 2021: Rs. 95,883.4 million).

a)	Allowance for credit losses

The differences in the credit losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the credit losses on restructured assets, including losses on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Expected credit losses on commercial loans based on individual assessment, which do not share similar risk characteristics with other loans under U.S. GAAP as compared to provisions based on graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by the Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Expected credit losses on the loans sharing similar risk characteristics under U.S. GAAP as compared to prescriptive/graded provisioning, subject to minimum provisioning rate, as per the Reserve Bank of India guidelines under Indian GAAP for the Bank.

iv.	Expected credit losses on non-cancellable loan commitments, non-fund exposures and other financial assets under U.S. GAAP as compared to estimated provision on expected devolvement of guarantees on certain borrowers classified as non-performing under Indian GAAP for the Bank.

Prior to adoption of ASC Topic 326 in fiscal year 2021, the Bank was creating allowance for loan losses under U.S. GAAP in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” on impaired loans and performing portfolios.

Credit losses on restructured loans

Under Indian GAAP, certain loans restructured by the Bank (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period and few other loans explained below) by re-scheduling principal repayments and/or the interest are classified as non-performing as per the Reserve Bank of India guidelines. Provisions as applicable to non-performing loans, are made on restructured loans. In addition to this, provision for the diminution in fair value of the restructured loans is also made by the Bank. The diminution in fair value is computed by discounting both sets of cash flows, based on interest rate prior to restructuring and post restructuring, at the existing rate of interest charged on the loan before the restructuring.

Loans restructured under specific guidelines issued by the Reserve Bank of India for Resolution Framework for Covid-19-related Stress and for certain eligible micro, small and medium enterprises are not classified as non-performing under Indian GAAP. The Bank makes provision on these loans subject to minimum requirements as per the Reserve Bank of India guidelines.

Under U.S. GAAP, the credit losses for restructured loans are provided for by discounting expected cash flows at originally contracted interest rates. The credit losses recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan under U.S. GAAP. Under U.S. GAAP, additional credit losses based on present value of expected cash flows are made for restructured loans, which are not performing as per the restructured terms.

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

Credit losses on commercial loans which do not share similar risk characteristics

These differences primarily relate to provisions on non-performing commercial loans under Indian GAAP and credit loss provisions on commercial loans which do not share similar risk characteristics under U.S. GAAP. The difference related to the credit loss for non-performing loans under Indian GAAP and for loans which do not share similar risk characteristics under U.S. GAAP arises due to a difference in methodology applied to calculate the credit losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three-year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be provided for. In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, wherever granted, is excluded from the determination of number of days past-due for the purpose of asset classification as per the Reserve Bank of India guidelines.

Under U.S. GAAP, commercial loans representing significant individual credit exposures (both funded and non-funded), are individually evaluated to ascertain if they share similar risk characteristics, based on the ability of the borrower to repay the contractual amounts due to the Bank, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. The credit losses for commercial loans, ascertained to not share the similar risk characteristics, are estimated on an individual basis and are based on either the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral net of cost to sell, if any.

Under Indian GAAP, the Bank holds specific provisions on certain performing commercial loans and advances based on the Reserve Bank of India guidelines/direction.

Under Indian GAAP, accounts where the Bank had invoked/implemented strategic debt restructuring under the Reserve Bank of India guidelines were classified as non-performing. Under U.S. GAAP, the Bank opted for fair value option for accounting these loans at fair value through income statement under ASC Subtopic 825-10 “Financial Instruments”. See also– 22. Notes under U.S. GAAP – Fair value accounting of financial interests.

Under Indian GAAP, any contractual amount due from the counter-party under derivative contracts, if not collected within 90 days, is required to be reversed through income statement under the Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required credit losses in the same manner as individual credit exposures.

Credit losses on loans sharing similar risk characteristics

Commercial loans

Credit losses on commercial loans sharing similar risk characteristics primarily relate to performing commercial loans.

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

As per the guidelines issued by the Reserve Bank of India, additional general provision between 0.0%-0.8% is made on outstanding amounts to entities having unhedged foreign currency exposure. The provision range is based on percentage of likely loss due to unhedged foreign currency exposure to their earnings before interest, depreciation and lease rentals, if any. As per the guidelines issued by the Reserve Bank of India, the Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors and on incremental exposure to borrowers identified as per the Reserve Bank of India’s large exposure framework.

Under U.S. GAAP, credit losses on the commercial loans sharing similar risk characteristics are accounted on a collective basis. The segmentation based on risk characteristics for commercial loans primarily includes customer type, risk rating and delinquency status. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying probability of default and loss given default. The probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s economic outlook based on internal as well as external inputs and involve a governance process that incorporates feedback from senior management.

Consumer loans

Credit losses on consumer loans sharing similar risk characteristics primarily relate to homogenous small balance loans including both performing and non-performing consumer loans under Indian GAAP.

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

Under U.S. GAAP, credit losses on the consumer loans sharing similar risk characteristics are accounted for on collective basis. The segmentation for the consumer loans is based on risk characteristics such as product type, delinquency status, credit scores, and vintage. For agriculture loans, a further segmentation of risk characteristics is also carried out based on direct and indirect agriculture lending categories. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying probability of default and loss given default. The probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s economic outlook based on internal as well as external inputs and involve a governance process that incorporates feedback from senior management.

Credit losses on undrawn commitments, non-fund exposures and other debt securities

Under U.S. GAAP, the Bank records a liability for credit losses on non-cancellable undrawn commitments by the Group and non-fund exposures to its borrowers based on the life time expected losses. The credit losses are estimated in accordance with the ASC Topic 326, “Financial Instruments – Credit losses”.

Under Indian GAAP, the Bank makes estimated provision on guarantees, above a certain threshold, to its borrowers classified as non-performing based on an assessment of expected devolvement.

Under Indian GAAP, the Bank, on prudent basis, has made provisions related to Covid-19 and in view of the geopolitical and economic uncertainties. Under US GAAP, the Group makes adjustments to appropriately address these economic circumstances over and above the model output by increasing the probability of default estimates based on management judgement.

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

Small-balance homogenous loans are generally charged off against allowances after predefined periods of delinquency, as follows:

•	Mortgage loans: 3 years of continuous delinquency

•	Other consumer loans: 6 months of continuous delinquency

The same criteria are used for charge off of impaired loans under U.S. GAAP.

Prior to adoption of ASC Topic 326 from April 1, 2020, the allowances for loan losses under U.S. GAAP were recognized in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” on impaired loans and performing portfolios. On adoption of ASC Topic 326, “Financial Instruments—Credit Losses”, the Group recorded additional credit loss of Rs. 68,975.8 million at April 1, 2020.

The following table sets forth, for the periods indicated, the difference in aggregate expected credit losses between Indian GAAP and U.S. GAAP as attributable to the aforementioned reconciling items.

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Differences due to expected credit losses on commercial loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	(2,979.5)	4,185.6	23,068.0
Differences due to expected credit losses on commercial loans evaluated on individual basis	5,868.8	13,788.7	(2,097.5)
Differences due to expected credit losses on loans evaluated on collective basis	8,963.6	30,275.1	(19,282.2)
Differences due to expected credit losses on undrawn commitments, non-fund exposures and other financial assets	11,000.6	405.0	3,356.8
	22,835.5	48,654.4	5,045.1

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

The differences arising due to business combinations are primarily on account of:

i)	Accounting for intangible assets and goodwill; and

ii)	Acquisition of control due to lapse of minority substantive participating rights in acquiree

During fiscal 2011, ICICI Bank Limited acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, “Business Combinations”. The impact of this relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs.3,898.0 million were recorded as per ASC 805, “Business Combinations”, and FASB ASC Topic 350, “Intangibles – Goodwill and others”. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Intangibles recognized under U.S. GAAP due to the above business combinations have been fully amortized.

ICICI Lombard General Insurance Company Limited, a general insurance company, was established as a joint venture, which allowed substantive participating rights to a minority shareholder. Under U.S. GAAP, the Bank had been accounting for its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate. During fiscal 2018, the joint venture agreement was terminated, resulting in the Bank acquiring control in ICICI Lombard General Insurance Company Limited without transferring any additional consideration. Under U.S. GAAP, this transaction has been accounted using acquisition method for business combination under “ASC Subtopic 805-10, Business Combination – Overall”. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets acquired from the fair value of equity interest held by the Bank and fair value of minority interest. Accordingly, goodwill of Rs. 142,896.9 million and intangibles of Rs. 15,553.0 million were recorded under U.S. GAAP. The goodwill was allocated to the General insurance segment of the Group. Under Indian GAAP, no specific accounting was required for termination of the above joint venture agreement.

During fiscal 2022, the Bank’s holding in ICICI Lombard General Insurance Company Limited has reduced below 50.0% and it ceased to be a subsidiary under ASC Topic 810-Consolidation. Accordingly, the goodwill and unamortized intangibles were de-recognized during fiscal 2022.

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interest method, determination of acquirer for accounting or as per scheme of merger approved by the Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”.

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2022, 2021 and 2020.

Under U.S. GAAP intangible assets with finite useful life are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Amortization of intangibles	(704.1)	(1,813.7)	(1,813.7)
Others	69.2	7.5	7.5
Total difference in business combinations	(634.9)	(1,806.2)	(1,806.2)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of life insurance subsidiary;

2.	Deconsolidation of former general insurance subsidiary

3.	Equity affiliates and majority owned subsidiaries; and

4.	Consolidation of variable interest entities.

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

In accordance with the Scheme of Arrangement between ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited, as approved by Insurance Regulatory and Development Authority of India (with effect from September 8, 2021), assets and liabilities of Bharti AXA's general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. ICICI General issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank's shareholding in ICICI General reduced to below 50.0%. Accordingly, the Bank has accounted its investment in ICICI General as an associate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements with effect from April 1, 2021 under Indian GAAP. Under U.S. GAAP, ICICI General was consolidated on line-by-line basis till September 7, 2021, and was accounted as an affiliate with effect from September 8, 2021, the date of loss of control. Under Indian GAAP, the retained interest in ICICI General was accounted at carrying value. Under U.S. GAAP, the retained interest in the ICICI General was fair valued on the date of loss of control based on the closing quoted price of the common stock of ICICI General in the stock exchange. This resulted in a gain of Rs. 254,998.1 million on deconsolidation. On the date of deconsolidation, in accordance with the requirements of FASB ASC Topics 323 and 805, the Bank carried out a preliminary purchase price allocation of carrying value of investment in ICICI General, and provisionally recognized identified intangibles amounting to Rs. 4,053.0 million and Goodwill amounting to Rs. 300,443.0 million. Given the complexity involved in the identification and measurement of the intangibles, the determination of final values of intangibles is underway and is planned to be completed within the permitted measurement period as per the aforementioned requirements.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Profit/(loss) as per U.S. GAAP for life insurance subsidiary[1]	(1,758.2)	21,327.4	(4,450.5)
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	7,592.0	9,561.6	10,669.8
Net reconciliation difference for life insurance subsidiary[2]	(9,350.2)	11,765.8	(15,120.3)
Profit/(loss) from life insurance subsidiary attributable to the Group[3]	(4,780.5)	6,000.8	(7,994.7)
Profit on deconsolidation of former general insurance subsidiary	254,998.1 [4]	..	..
Profit/(loss) from equity affiliates and majority owned subsidiaries	(1,932.8)[5]	..	..
Profit/(loss) on consolidation of variable interest entities and special purpose entities	(9.3)	214.2	(57.3)
Total differences in consolidation	248,275.4	6,215.0	(8,052.0)

1.	The total comprehensive income under U.S. GAAP decreased from Rs. 17,982.4 million in fiscal 2021 to total comprehensive loss of Rs. 16,973.5 million in fiscal 2022.

2.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance affiliates.

3.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

4.	Represents gain on fair valuation of retained investment in General insurance affiliate.

5.	Represents the Group’s share in difference in profit/(loss) between Indian GAAP and U.S. GAAP for General insurance affiliate. See also- 22. Notes under U.S. GAAP – Insurance affiliates.

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

Under Indian GAAP, securitized assets are derecognized from the Bank’s books. In accordance with the Reserve Bank of India guidelines for securitization, for securitization transactions entered into after February 1, 2006, the Bank accounted for any losses immediately at the time of securitization but amortized any profits over the life of the securities issued or to be issued by the qualifying special purpose entities. As per the Reserve Bank of India guidelines issued on September 24, 2021, gain realized at the time of securitization of loans is accounted through profit and loss account on completion of transaction. The unrealized gains, associated with expected future margin income is recognized in profit and loss account only when redeemed in cash, after absorbing losses, if any. The Bank also provides credit enhancement to the qualifying special purpose entities against delinquencies on securitized assets. Under Indian GAAP, the recognition of losses is based on the extent of utilization of credit enhancement extended to qualifying special purpose entities.

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

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Impact of differences in mark-to-market accounting for investment securities	9,323.9	887.8	2,360.2
Impairment allowance on AFS securities under U.S. GAAP	(2,114.9)	(2,067.4)	(1,428.5)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income under U.S. GAAP	176.0	(571.1)	758.5
Impact of gain on sale of stake in subsidiary companies recognized in the income statement under Indian GAAP, which is recognized as an equity transaction under U.S. GAAP	..	(25,726.7)	..
Impact of fair value accounting for financial interest in certain equity affiliates	5,156.8	5,738.4	9,642.0
Others[1]	(1,611.1)	10,112.8	3,268.0
Total	10,930.7	(11,626.2)	14,600.2

1.	The difference is primarily due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available for sale debt securities include all securities classified as ‘held to maturity’ under Indian GAAP. First-In-First-Out method of accounting is applied on aggregate ‘available for sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP.

2.	The Group adopted ASC Topic 326, “Financial Instruments—Credit Losses” from April 1, 2020 for investment in debt securities. The adoption of ASC Topic 326 did not have significant impact on the financial results.

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

Reinsurance commission and deferred acquisition costs

Under Indian GAAP, reinsurance commission on business ceded by general insurance subsidiary is recognized as income in the year of the ceding of the risk. Under U.S. GAAP, proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized over the related policy period.

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

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Loan origination fees and costs	6,425.0	4,345.2	5,349.0
Retirement benefit costs	(2,021.2)	(1,679.8)	4,124.8
Reinsurance commission and deferred acquisition costs	(319.7) [2]	1,835.0	(58.2)
Amortization of other costs	(158.3)	(201.6)	(15.1)
Total differences in amortization of fees and costs[1]	3,925.8	4,298.8	9,400.5

1.	Does not include any amount that is attributable to non-controlling interest holders.

2.	Represents difference in net income of former general insurance subsidiary upto September 7, 2021

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP primarily due to higher direct loan origination costs on consumer loans incurred during these years reflecting growth in consumer loans.

While under Indian GAAP, actuarial gain or loss are recognized in profit and loss account, under U.S. GAAP, the actuarial gain/loss are recognized through other comprehensive income and thereafter amortized through profit and loss account. During fiscal 2022, there was higher amortization of actuarial loss from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP in fiscal 2022 as compared to Indian GAAP.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 – Advances" for balance sheet presentation of amortization of loan processing fees and cost.

f)	Accounting for derivatives

Under Indian GAAP, the Group hedges interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of the hedge accounting. Under Indian GAAP, based on the Reserve Bank of India’s guidelines, accounting for hedge relationship established after June 26, 2019 by the Bank, is based on

Guidance note on Accounting for Derivative Contracts issued by Institute of Chartered Accountant of India. The hedging instruments and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account. For hedge relationship established before June 26, 2019, the accounting is based on accrual basis. To the extent a cash flow hedge is effective, the change in the fair value of the hedging instrument is recognized in cash flow hedge reserve. The ineffective portion of hedge is accounted in profit and loss account. The premium/discount on certain foreign currency swaps, used for asset liability management purposes, is amortized over the life of the swap. All other outstanding forward exchange contracts are revalued and the resultant gains or losses are recognized in the profit and loss account.

Under U.S. GAAP, the Group accounts for its derivative transactions in accordance with the provisions of FASB ASC Topic 815 “Derivatives and Hedging”. Accordingly, certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under U.S. GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement. Under U.S. GAAP, the Group does not designate any derivative transaction as cash flow hedge.

Under U.S. GAAP, the Group has designated certain derivatives as fair value hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the hedge instrument used in the hedging transaction is effective in offsetting changes in fair value of the hedged item, and whether the hedge is expected to continue to be highly effective. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability are recorded in the income statement. The Group has also designated certain forward contracts as hedging instruments for its certain net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

g)	Accounting for compensation cost

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, till fiscal 2021, the Group followed the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost was measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. In fiscal 2022, Reserve Bank of India, issued a clarification advising banks to recognize fair value of share-linked instruments granted subsequent to March 31, 2021 in income statement. Accordingly, from fiscal 2022 onwards, the Bank has started recognizing the fair value of stock options granted subsequent to March 31, 2021 in profit and loss account. The Group has not recognized an income tax benefit on employee stock options related compensation cost.

h)	Accounting for securitization

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. The profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by Reserve Bank of India. As per the Reserve Bank of India guidelines issued on September 24, 2021, gain realized at the time of securitization of loans is accounted through profit and loss account on completion of transaction. The unrealized gains, associated with expected future margin income is recognized in profit and loss account only when redeemed in cash, after absorbing losses, if any. Net loss arising on account of the sell-down securitization of loan assets is recognized at the time of sale.

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

The Bank has recognized current tax expense or benefit and recognized deferred tax assets or liabilities on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP with the offsetting amounts allocated to net income. Under U.S. GAAP, no deferred tax assets or liabilities are recognized on undistributed earnings of overseas branches where current taxes have been incurred and the current tax expense or benefit incurred has been allocated to Other Comprehensive Income.

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

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Deferred tax on temporary differences related to subsidiaries, branches and affiliates[1,2]	9,340.1	3,676.7	2,359.9
Deferred tax on unabsorbed depreciation or carried forward losses[3]	2,168.3	(156.4)	505.8
Deferred tax on Special Reserve	3,669.5	2,743.2	(6,829.4)
Deferred tax on temporary difference on property and equipment	48.4	36.3	18.1
Income tax impact of non-tax U.S. GAAP adjustments	(36,928.2)	(18,448.3)	(830.1)
Total differences in income taxes benefit/(expense)	(21,701.9)	(12,148.5)	(4,775.7)

1.	For the year ended March 31, 2022, tax effect of Rs.8,247.7 million was recognized for the existing deductible temporary difference for the Bank’s investment in ICICI General as it ceased to be a subsidiary and became an affiliate.

2.	For the year ended March 31, 2021, tax effect of Rs. (1,363.7) million on gain on sale of equity shares of the Bank’s subsidiaries (where control is retained) is accounted in equity under U.S. GAAP.

3.	For the year ended March 31, 2021, tax effect of Rs. (983.2) million on gain on sale of equity shares of the Bank’s subsidiaries (where control is retained) is accounted in equity under U.S. GAAP.

At March 31, 2022, the stockholders’ equity was higher by Rs. 11,451.2 million (March 31, 2021: Rs. 19,591.0 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs. 32,793.4 million (March 31, 2021: Rs. 23,729.2 million) was due to deferred tax on temporary differences related to branches and affiliates, Rs. 1,245.6 million (March 31, 2021: Rs. 1,048.3 million) was due to deferred taxes not being recognized under U.S. GAAP related to foreign currency translation reserves pertaining to overseas branches, Rs. 3,420.7 million (March 31, 2021: Rs. 1,252.5 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 31,118.7 million (March 31, 2021: Rs. 27,449.7 million) was due to deferred tax on Special Reserve, Rs. 617.7 million (March 31, 2021: Rs. 569.2 million) was due to deferred tax on temporary difference on property and equipment and Rs. (57,744.9) million (March 31, 2021: Rs. (34,457.9) million) was due to the income tax impact of non-tax U.S. GAAP adjustments.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax" for Indian GAAP presentation.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 32,285.0 million at March 31, 2022 (March 31, 2021: Rs. 31,252.8 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 703.1 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2022 (Rs. 680.3 million for the year ended March 31, 2021 and Rs. 697.0 million for the year ended March 31, 2020).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. There was a lower profit of Rs. 1,476.8 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2022 (lower profit of Rs. 1,923.1 million for the year ended March 31, 2021 and higher profit of Rs. 6,724.2 million for the year ended March 31, 2020).

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated variable interest entities in which the Group holds significant variable interests at March 31, 2022.

Rupees in million

Particulars	Year ended March 31, 2022	Year ended March 31, 2021
Mortgaged backed securitizations (funded)
Significant investment in unconsolidated variable interest entities	..	..
Investment in consolidated variable interest entities	1,425.8	1,425.9
Total investment in variable interest entity assets (gross assets)	1,425.8	1,425.9

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

Rupees in million

Particulars	At March 31, 2022	At March 31, 2021
Investments	232.7	232.7
Loans	1,802.1	2,167.7
Total assets	2,034.8	2,400.4
Borrowings	409.2	499.6
Total liabilities	409.2	499.6

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 58,674.1 million at March 31, 2022 (March 31, 2021: Rs. 91,356.3 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these variable interest entities, nor was the Bank involved in the design of these variable interest entities. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

The fair value of loans and guarantees to these entities was Rs. 9,398.0 million at March 31, 2022 and Rs. 9,089.4 million at March 31, 2021 as compared to the carrying value of Rs. 21,472.0 million at March 31, 2022 and Rs. 22,767.4 million at March 31, 2021. The difference of Rs. 12,074.0 million at March 31, 2022 (March 31, 2021: Rs. 13,678.0 million) between the fair value and the carrying value, which represents loss arising due to fair value changes, has been recognized as a charge to income. This includes fair value of Rs. 8,474.3 million at March 31, 2022 and Rs. 8,243.0 million at March 31, 2021 for loans which are more than 90-days past due with a fair value loss of Rs. 10,793.4 million at March 31, 2022 and Rs. 12,219.9 million at March 31, 2021. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 6,098.8 million at March 31, 2022 (March 31, 2021: Rs. 9,651.4 million) has been recognized as a net charge to income due to fair value changes in the equity and debt investments in these entities.

The Group’s shareholding in these entities at March 31, 2022 is as below:

Sr. No.	Name of the entity	Ownership interest
1.	Usher Agro Limited	10.88%
2.	Jaiprakash Power Ventures Limited	10.47%
3.	Gammon India Limited	10.63%
4.	Ballarpur Industries Limited	8.99%
5.	Unimark Remedies Limited	9.72%
6.	Great Offshore Limited	9.11%
7.	IVRCL Limited	7.98%
8.	Coastal Projects Limited	7.79%
9.	Diamond Power Infrastructure Limited	7.06%
10.	GTL Infrastructure Limited	4.18%
11.	Pratibha Industries Limited	3.01%
12.	Adhunik Power and Natural Resources Limited	1.77%
13.	Aster Private Limited	1.77%
14.	Patel Engineering Limited	1.59%
15.	Vishwa Infrastructure and Services Private Limited	..
16.	JSW Ispat Products Limited (erstwhile: Monnet Ispat and Energy Limited)	0.63%

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2022	At March 31, 2021
Government securities	246,014.4	303,125.0
Corporate debt securities	26,385.1	23,017.3
Other debt securities	35,341.2	10,924.4
Total	307,740.7	337,066.7

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2022
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	201,756.9	4,265.3	(671.2)	205,351.0
Government securities	2,618,264.0	30,411.0	(11,618.7)	2,637,056.4
Other debt securities	117,688.3	1,708.9	(961.2)	118,436.0
Total debt securities	2,937,709.2	36,385.2	(13,251.1)	2,960,843.4
Other securities	2.4	..	(1.4)	1.0
Total	2,937,711.6	36,385.2	(13,252.5)	2,960,844.4

Rupees in million

	At March 31, 2021
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	397,998.2	14,827.1	(280.7)	412,544.6
Government securities	2,299,479.0	52,347.6	(3,824.6)	2,348,002.0
Other debt securities	161,796.5	2,967.9	(2,608.8)	162,155.6
Total debt securities	2,859,273.7	70,142.6	(6,714.1)	2,922,702.2
Other securities	2.4	9.6	..	12.0
Total	2,859,276.1	70,152.2	(6,714.1)	2,922,714.2

The fair value of the Group’s investment in equity securities based on readily determinable fair value at March 31, 2022 was Rs. 48,445.8 million (at March 31, 2021: Rs. 88,669.3 million) and fair value of observable orderly transactions at March 31, 2022 was Rs. 6,699.2 million (at March 31, 2021: Rs. 1,256.0 million). The Group recorded a gain of Rs. 1,635.9 million on securities fair valued based on observable price in orderly transactions during fiscal 2022 (fiscal 2021: Rs. 1,156.0 million).

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs. 50.7 million at March 31, 2022 and Rs. 341.8 million at March 31, 2021. Non-readily marketable securities primarily represent investments in affiliates and securities acquired as a part of project financing activities, investment in start-up entities or conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 437,021.3 million at March 31, 2022 and Rs. 77,036.4 million at March 31, 2021. . Of these, the carrying value of equity securities carried at cost less impairment was Rs. 4.1 million at March 31, 2022 and Rs. 4.4 million at March 31, 2021 after recognizing impairment charge of Rs. 44.9 million during fiscal 2022 and Rs. 21.3 million during fiscal 2021. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 6,972.5 million at March 31, 2022 and Rs. 3,619.6 million at March 31, 2021 under ASC Subtopic 825-10 “Financial Instruments”.

d)	Fair value measurements

The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, certificate of deposits, commercial papers, futures and forex spots. The Bank’s Canadian subsidiary has investments in bankers’ acceptances which are valued based on the quoted prices.

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

The products include government securities, debentures and bonds, certificate of deposits, commercial papers, forex options, single currency rate derivatives, forwards, cross currency interest rate swaps, and Bond forward rate agreements.

Level 3

Valuation is based on valuation techniques or models which use significant market unobservable inputs or assumptions. Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable or when determination of the fair value requires significant management judgment or estimation. The valuation of certain interest rate options are done by sourcing counterparty quotes at month ends.

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

Rupee swaptions and Rupee treasury bill interest rate swaps were valued using valuation model and discounted cash flow methodology respectively based on adjustments carried out on market observable proxy as one of the inputs is unobservable.

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

The following table sets forth, the information about the Group’s assets ,and liabilities measured at fair value on a recurring basis at March 31, 2022 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	15,572.3	14,366.3	121.1	30,059.7
Government debt securities	308,980.4	2,574,090.4	..	2,883,070.8
Corporate debt securities	54,035.8	176,070.8	2,484.9	232,591.5
Mortgage and other asset backed securities	..	..	62,143.1	62,143.1
Others[1]	30,131.5	82,942.2	751.0	113,824.7
Sub-total	408,720.0	2,847,469.7	65,500.1	3,321,689.8
Security receipts[2]				1.0
Venture fund units[2]				9,034.1
Total investments				3,330,724.9
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	47,141.8	2,563.2	49,705.0
Currency derivatives (including foreign exchange derivatives)[4]	1,012.3	46,199.4	..	47,211.4
Equity derivatives	6.8	..	..	6.8
Total positive mark-to-market	1,019.1	93,341.2	2,563.2	96,923.5
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(49,410.3)	(417.9)	(49,828.2)
Currency derivatives (including foreign exchange derivatives)[4]	(273.9)	(52,937.4)	..	(53,211.3)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(273.9)	(102,347.7)	(417.9)	(103,039.5)
Borrowings
Bonds	..	(235,819.4)	..	(235,819.4)
Total borrowings	..	(235,819.4)	..	(235,819.4)
Loans Loans	..	..	9,389.0	9,398.0
Total loans	..	..	9,398.0	9,398.0

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	From September 8, 2021, under U.S.GAAP, ICICI General ceased to be a subsidiary and became an affiliate of the Bank.

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

Transfers in/out of Level 3 of the fair value hierarchy

Preference shares of Rs. 239.6 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2022 as compared to valuation based on internal valuation techniques using market observable inputs at March 31, 2021.

Cost method preference shares of Rs. 55.3 million were transferred to Level 3 as fair value of these securities was determined based on unobservable market inputs.

Corporate debt securities of Rs. 111.1 million were transferred from Level 3 to Level 2 as the valuation of these securities was based on internal valuation techniques using market observable inputs at March 31, 2022 as compared to valuation based on significant management estimation at March 31, 2021.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2022.

Rupees in million

Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2021	107.2	2,640.1	95,039.5	300.7	98,087.4	9,089.4
Total gains or losses (realized/unrealized)
-Included in earnings	9.6	(364.4)	(103.4)	202.9	(255.3)	804.7
-Included in Other Comprehensive Income	1.9	393.9	(235.1)	353.4	514.1	..
Purchases/additions	..	97.9	31,264.7	..	31,362.6	184.2
Sales	..	(73.6)	..	(401.0)	(474.6)	..
Issuances	..	..	1,524.4	..	1,524.4	..
Settlements	..	(97.9)	(65,503.3)	..	(65,601.2)	(680.3)
Transfers in Level 3	..	..	..	294.9	294.9	..
Transfers out of Level 3	..	(111.1)	..	..	(111.1)
Foreign currency translation adjustment	2.5	..	156.5	..	159.0	..
Ending balance at March 31, 2022	121.2	2,484.9	62,143.3	750.9	65,500.2	9,398.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	9.6	(419.9)	(148.0)	102.6	(453.8)	506.7
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	1.9	393.9	(179.7)	353.4	567.6	..

1. Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2021.

Rupees in million

Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2020	355.1	2,616.4	134,585.0	533.4	138,089.8	10,212.9
Total gains or losses (realized/unrealized)
-Included in earnings	(439.5)	(1,412.7)	(55.9)	317.9	(1,590.2)	1,506.4
-Included in Other Comprehensive Income		53.1	(1,327.3)	..	(1,274.2)	..
Purchases/additions	..	99.1	20,954.4	..	21,053.5	17.8
Sales	(231.4)	..	..	..	(231.4)	..
Issuances	..	..	2,940.4	..	2,940.4	..
Settlements	(56.8)	(897.6)	(62,281.8)	(550.6)	(63,786.8)	(2,647.7)
Transfers in Level 3	483.4	2,181.8	..	..	2,665.2	..
Transfers out of Level 3	(1.6)	..	..	..	(1.6)	..
Foreign currency translation adjustment	(2.0)	..	224.7	..	222.7	..
Ending balance at March 31, 2021	107.2	2,640.1	95,039.5	300.7	98,087.4	9,089.4

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	42.5	(1,462.0)	7.8	292.3	(1,119.4)	128.5
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	..	53.1	(1,168.1)	..	(1,115.0)	..

1.	Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2022.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2021	(148.0)	..	..	..	(148.0)
Total gains or losses (realized/unrealized)
-Included in earnings	2,165.3	..	..	..	2,165.3
-Included in Other Comprehensive Income	..	..	..	..	..
Purchases	47.8	..	..	..	47.8
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	83.4	..	..	..	83.4
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	(2.4)	..	..	..	(2.4)
Foreign currency translation adjustment	(0.8)	..	..	..	(0.8)
Ending balance at March 31, 2022	2,145.3	..	..	..	2,145.3

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	2,119.7	..	..	..	2,119.7

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2021.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2020	(88.0)	..	..	..	(88.0)
Total gains or losses (realized/unrealized)
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

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2022.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	9,398.0	Discounted cash flow	Discounting rate	%	27.94%	33.62%	31.48%
				Loss Severity	%	13.24%	100.00%	53.78%
2	Investment
2A	Mortgage and other asset backed securities - India linked	58,674.1	Discounted cash flow	Yield	%	4.25%	11.67%	6.30%
2B	Mortgage and other asset backed securities - Non India linked	3,469.0	Discounted cash flow	Yield	%	0.78%	2.97%	2.09%
2C	Corporate Debt securities	2,484.9	Discounted cash flow	Discounting rate	%	8.20%	16.00%	13.80%
				Loss Severity	%	0.00%	100.00%	67.12%

2D	Preference Shares	751.0	Discounted cashflow	Discounting rate	-	9.07%	10.30%	9.61%
				Loss Severity	-	0.00%	99.59%	64.42%
2E	Equity shares - Non India Linked	70.4	Comparable analysis	Listed price per share of the same issuer	USD	..	221.77	221.77
				Illiquidity and other discount	%	..	50.00%	50.00%
2F	Equity shares - India Linked	50.7	Net asset valuations	Net asset value	%	133.28%	261.36%	172.33%
3	Interest Rate derivatives - India linked	292.4	Discounted cash flow	Mark up to discount rate	bps	77.00	77.00	77.00
		1,795.3	Counter party quotes	..	..
	Interest Rate derivatives – Non India linked	57.5	Counter party quotes	..	..	..	..	..

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2021.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	9,089.4	Discounted cash flow	Discounting rate	%	28.00%	33.67%	31.83%
				Loss Severity		9.92%	100.00%	57.53%
2	Investment
2A	Mortgage and other asset backed securities - India linked	91,356.3	Discounted cash flow	Yield	%	3.87%	14.63%	5.79%
2B	Mortgage and other asset backed securities - Non India linked	3,683.2	Discounted cash flow	Yield	%	0.07%	1.35%	1.11%
2C	Corporate Debt securities	2,640.1	Discounted cash flow	Loss Severity	%	..	100.00%	67.57%
				Discounting rate	%	10.00%	16.00%	14.16%
2D	Preference shares	300.7	Price based	Price per share	INR	..	3.08	3.08
				Credit discount	%	..	25.00%	25.00%
2E	Equity shares - Non India Linked	66.0	Comparable analysis	Listed price per share of the same issuer	USD	..	211.73	211.73
				Illiquidity and other discount	%	..	50.00%	50.00%
2F	Equity shares - India Linked	41.1	Net asset valuations	Net asset value	%	133.19%	154.32%	140.31%
3	Interest Rate derivatives - India linked	(140.1)	Discounted cash flow	Mark up to discount rate	bps	..	25	25
		13.4	Counter party quotes	..	..	..	..	..
	Interest Rate derivatives – Non India linked	(21.3)	Counter party quotes	..	..	..	..	..

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

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2022.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate debt securities	15,635.3	(629.0)	953.2	(42.2)	16,588.5	(671.2)
Government securities	359,291.0	(6,883.1)	404,683.9	(4,735.6)	763,974.9	(11,618.7)
Other debt securities	9,389.5	(208.0)	6,988.8	(753.3)	16,378.3	(961.3)
Total debt securities	384,315.8	(7,720.1)	412,625.9	(5,531.1)	796,941.7	(13,251.2)

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

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2022:

Rupees in million

	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	7,605.7	..	1,086.0	8,691.7
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	448.8	..	122.1	570.9
Write-off during the period	146.7	..	611.3	758.0
Recoveries during the period	26.2	..	..	26.2
Balance of the allowance for credit losses at the end of the period	7,881.6	..	596.8	8,478.4

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2021:

Rupees in million

	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	6,040.1	..	1,032.1	7,072.2
Additions during the year for which credit losses were not previously recorded	1,337.7	..	..	1,337.7
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	283.4	..	79.5	362.9
Write-off during the period	..	..	..	..
Recoveries during the period	55.5	..	25.6	81.1
Balance of the allowance for credit losses at the end of the period	7,605.7	..	1,086.0	8,691.7

At March 31, 2022, the Group holds cost method equity investments amounting to Rs. 437,017.2 million (March 31, 2021: Rs. 77,032.0 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments. The Bank measured unquoted equity securities at fair value amounting to Rs. 4.1 million at March 31, 2022 (March 31, 2021: Rs. 4.4 million) due to impairment recognition. The fair value of these securities was determined based on Level 3 inputs.

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

The credit loss on collective basis is estimated using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is the result of multiplying the individual loan level exposure at default with the estimated probability of default and loss given default. The probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s overarching economic outlook based on internal as well as external inputs and involve a governed process that incorporates feedback from senior management. The quantitative calculation is adjusted to take into consideration model imprecision not yet reflected in the calculation.

The geopolitical uncertainties, macroeconomic environment including the outlook on growth across the world and India and the future trajectory of the covid 19 pandemic may have an impact on the results of the Bank and the Group. The Group makes adjustments to appropriately address these economic circumstances over and above the model output by increasing the probability of default estimates based on management judgement.

Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates, the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. These estimates are, in turn, dependent on factors such as uncertainty around Covid-19 pandemic situation, geo-political situation, current overall economic conditions, portfolio or borrower-specific factors, the expected outcome of insolvency proceedings as well as, in certain circumstances, other economic factors. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

The following table sets forth the recorded investment in restructured loans at March 31, 2022.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	163,582.9	118,258.3	27,137.4	190,720.3
Consumer loans	79,787.3	21,508.6	..	79,787.3
Total	243,370.2	139,766.9	27,137.4	270,507.6

The following table sets forth the recorded investment in restructured loans at March 31, 2021.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	197,689.3	130,713.1	20,157.8	217,847.1
Consumer loans	25,409.9	1,812.5	..	25,409.9
Total	223,099.2	132,525.6	20,157.8	243,257.0

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

The following table sets forth the recorded investment in impaired loans at March 31, 2022.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	125,154.2	86,171.0	13,303.9	138,458.0
Consumer loans[2]	67,185.7	32,807.8	..	67,185.7
Total	192,339.9	118,978.8	13,303.9	205,643.7

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the recorded investment in impaired loans at March 31, 2021.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	162,472.9	111,633.7	34,243.2	196,716.1
Consumer loans[2]	120,407.4	53,018.6	..	120,407.4
Total	282,880.3	164,652.3	34,243.2	317,123.5

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2022.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	118,258.3	..	..	118,258.3
Allowance for loan losses: collectively evaluated for impairment	..	21,508.6	..	21,508.6
Total allowance for loan losses	118,258.3	21,508.6	..	139,766.9
Recorded financing receivables
Individually evaluated for impairment	190,720.3	..	..	190,720.3
Collectively evaluated for impairment	..	79,787.3	..	79,787.3
Total recorded financing receivables	190,720.3	79,787.3	..	270,507.6

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2021.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	130,713.1	..	..	130,713.1
Allowance for loan losses: collectively evaluated for impairment	..	1,812.5	..	1,812.5
Total allowance for loan losses	130,713.1	1,812.5	..	132,525.6
Recorded financing receivables
Individually evaluated for impairment	217,847.1	..	..	217,847.1
Collectively evaluated for impairment	..	25,409.9	..	25,409.9
Total recorded financing receivables	217,847.1	25,409.9	..	243,257.0

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2022.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	78,444.9	..	..	78,444.9
Allowance for loan losses: collectively evaluated for impairment	52,068.5	175,751.9	..	227,820.4
Total allowance for loan losses	130,513.4	175,751.9	..	306,265.3
Recorded financing receivables
Individually evaluated for impairment	124,677.2	..	..	124,677.2
Collectively evaluated for impairment	3,616,725.1	5,363,222.7	416.5	8,980,364.3
Total recorded financing receivables	3,741,402.3	5,363,222.7	416.5	9,105,041.5

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2021.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	105,948.5	..	..	105,948.5
Allowance for loan losses: collectively evaluated for impairment	53,904.9	189,255.1	..	243,160.0
Total allowance for loan losses	159,853.4	189,255.1	..	349,108.5
Recorded financing receivables
Individually evaluated for impairment	186,972.0	..	..	186,972.0
Collectively evaluated for impairment	3,013,293.0	4,690,541.2	723.0	7,704,557.2
Total recorded financing receivables	3,200,265.0	4,690,541.2	723.0	7,891,529.2

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2022:

Rupees in million

Particulars	Fiscal 2022
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	3,565.7	28,510.2	32,075.9

Additions/(reductions) to allowances during the year	(307.5)	(311.5)	(619.0)
Allowances at the end of the fiscal...	3,258.3	28,198.7	31,456.9

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2021:

Rupees in million

Particulars	Fiscal 2021
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal	..	14,887.6	14,887.6
Add: Adjustment on transition to ASU Topic 2016-13	4,987.9	9,261.3	14,249.2
Allowance at April 1, 2020	4,987.9	24,148.9	29,136.8
Additions/(reductions) to allowances during the year	(1,422.2)	4,361.3	2,939.1
Allowances at the end of the fiscal	3,565.7	28,510.2	32,075.9

The following table sets forth loans restructured during the year ended March 31, 2022.

Rupees in million

Particulars	Restructured loans involving changes in the amount and/or timing of
	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	46	14,624.1	..	6,765.6	(301.9)	21,691.5
Consumer loans	63,199	7,991.3	..	51,561.8	19,462.4	40,090.8
Total	63,245	22,615.4	..	58,327.4	19,160.4	61,782.3

The following table sets forth loans restructured during the year ended March 31, 2021.

Rupees in million

Particulars	Restructured loans involving changes in the amount and/or timing of
	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	25	12,511.5	..	12,367.2	(2,048.8)	15,363.2
Consumer loans	8,510	21,997.3	142.2	..	1,271.7	20,867.8
Total	8,535	34,508.8	142.2	12,367.2	(777.1)	36,231.0

The following table sets forth restructured loans at March 31, 2022 and 2021, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2022	Payment default during the year ended March 31, 2022[1]	Balances at March 31, 2021	Payment default during the year ended March 31, 2021[1]
Commercial loans	190,720.3	1,000.2	217,847.1	10,747.5
Consumer loans	79,787.3	16,466.2	25,409.9	484.9
Total	270,507.6	17,466.4	243,257.0	11,232.4

1.	Default is defined as 90 days past due.

Additionally, at March 31, 2022, the Bank has outstanding loans amounting to Rs. 20,332.3 million (March 31, 2021: Rs. 21,402.4 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

The moratorium granted by the Group to the borrowers in accordance with the Reserve Bank of India guidelines dated March 27, 2020, is not considered as restructuring of loans.

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting.

ICICI Life

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

Rupees in million

	At March 31,
Balance sheet	2022	2021
Cash and cash equivalents	44,864.9	41,443.5
Securities	824,009.7	714,966.8
Assets held to cover linked liabilities	1,508,663.0	1,385,491.4
Other assets	123,718.5	106,892.9
Total assets	2,501,256.1	2,248,794.6

Provision for linked liabilities	1,508,663.0	1,385,491.4
Other liabilities	895,340.7	747,300.3
Stockholders’ equity	97,252.4	116,002.9
Total liabilities and stockholders’ equity	2,501,256.1	2,248,794.6

Rupees in million

	Year ended March 31,
	2022	2021
Interest income	87,940.7	77,047.8
Interest expense	(999.7)	(506.7)
Net interest income	86,941.0	76,541.1
Insurance premium	374,579.9	357,328.2
Other non-interest income	150,410.2	438,814.2
Non-interest expense	(614,873.7)	(848,361.8)
Income tax (expense)/benefit	1,184.4	(2,994.3)
Income/(loss), net	(1,758.2)	21,327.4

The income/loss decreased from a net income of Rs. 21,327.4 million in fiscal 2021 to a net loss of Rs. 1,758.2 million in fiscal 2022 primarily due to mark-to-market loss on equity securities, offset, in part, by lower policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2022 based on quoted market prices was Rs. 369,466.6 million (At March 31, 2021: Rs. 328,701.3 million).

ICICI General

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI General.

Rupees in million

	At March 31,
Balance sheet	2022	2021
Cash and cash equivalents	7,066.3	7,601.2
Securities	386,353.4	309,624.6

Other assets	173,986.0	89,033.6
Total assets	567,405.7	406,259.4

Other liabilities	422,936.5	322,582.9
Stockholders’ equity	144,469.2	83,676.5
Total liabilities and stockholders’ equity	567,405.7	406,259.4

Rupees in million

	Year ended March 31,
	2022	2021
Interest income	22,916.0	18,818.3
Interest expense	(375.0)	(402.0)
Net interest income	22,541.0	18,416.4
Insurance premium	131,372.1	107,360.2
Other non-interest income	4,223.5	17,939.3
Non-interest expense	(144,442.7)	(110,234.8)
Income tax (expense)/benefit	(3,518.0)	(8,516.2)
Income/(loss), net	10,175.9	24,964.9

The income/(loss) decreased from Rs. 24,964.9 million in fiscal 2021 to Rs. 10,175.9 million in fiscal 2022 primarily due to lower marked-to-market gain on equity securities.

The aggregate market value of the investment in shares of ICICI General at March 31, 2022 based on quoted market prices was Rs. 313,271.3 million (At March 31, 2021: Rs. 338,011.3 million).

h)	Insurance affiliates

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i)	Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Policyholders’ liability

Reserves under Indian GAAP are held as per the requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). The discount rates used are on prudent basis which change at every fiscal year end. Reserves under U.S. GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under U.S. GAAP. The liability under U.S. GAAP consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred profit liability.

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred profit liability is held in accordance with ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every fiscalyear end only for the new business sold with in the fiscal year. Such assumptions include mortality, morbidity, policy expenses, policy lapse, policy surrenders and interest rates. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year end.

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

Accounting for employee stock options

Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to U.S. GAAP where the stock compensation costs have been accounted for based on fair value method.

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

The differences in the accounting for income taxes are primarily on account of the income tax impact of non-tax U.S. GAAP adjustments.

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

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Profit as per Indian GAAP	7,592.0	9,561.6	10,669.8
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities	(12,544.7)	40,326.6	(16,497.1)
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	1,479.4	(23,030.4)	(1,250.1)
Compensation costs	(563.5)	(744.4)	(461.1)
Deferred taxes benefit/(expense)	2,140.4	(4,739.6)	3,203.0
Others	138.2	(46.4)	(115.0)
Profit/(loss) as per U.S. GAAP	(1,758.2)	21,327.4	(4,450.5)

Net income/(loss) (net of tax)	(1,758.2)	21,327.4	(4,450.5)
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others	(17,777.5)	(3,963.3)	11,925.1
Accounting for post retirement employee benefits	(28.8)	44.0	3.3
Deferred taxes benefit/(expense)	2,591.0	574.3	(1,738.5)
Total comprehensive income/(loss)	(16,973.5)	17,982.4	5,739.4

While the profit under Indian GAAP decreased from Rs. 9,561.6 million in fiscal 2021 to Rs. 7,592.0 million in fiscal 2022, profit under U.S. GAAP decreased from a profit of Rs. 21,327.4 million in fiscal 2021 to a loss of Rs. 1,758.2 million in fiscal 2022. The total comprehensive loss was Rs. 16,973.5 million in fiscal 2022 as compared to total comprehensive income of Rs. 17,982.4 million in fiscal 2021.

In fiscal 2022, marked-to-market loss recognized in net income on equity securities was Rs. 6,078.4 million (fiscal 2021: marked-to-market gain of Rs. 41,900.7 million), out of which loss of Rs. 4,815.6 million (fiscal 2021: marked-to-market gain of Rs. 9,385.9 million) was recognized on the equity securities of shareholders’ fund. Marked-to-market loss recognized in net income on debt portfolio in fiscal 2022 was Rs. 6,466.3 million (fiscal 2021: marked-to-market loss of Rs. 1,573.5 million); out of which loss of Rs. 6,302.4 million (fiscal 2021: marked-to-market loss of Rs. 1,670.9 million) was recognized in participating funds.

The policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP were lower by Rs. 1,479.4 million in fiscal 2022 as compared to Indian GAAP, whereas it was higher by Rs. 23,030.4 million in fiscal 2021. This was primarily due to mark-to-market movement in liabilities pertaining to Guaranteed Savings Insurance Plan reduction in unallocated policy holder’s surplus pertaining to participating policyholders and difference in methodology of liability computation between U.S. GAAP and Indian GAAP. Under U.S. GAAP, the changes in liabilities towards Guaranteed Savings Insurance Plan are recognized through net income, while the mark-to-market changes in underlying debt investments, being available-for-sale investments are recognized through other comprehensive income. During fiscal 2022, the life insurance affiliate recognized mark to market loss of Rs. 5,028.1 million (fiscal 2021: marked to market loss of Rs. 530.4 million) on available-for-sale debt securities through other comprehensive income while the related change in liability was recognized through net income. In fiscal 2022, liabilities recognized through income statement towards unallocated policyholder’s surplus under U.S. GAAP was lower by Rs. 3,590.7 million as compared to Indian GAAP primarily due to marked-to-market loss on debt portfolio of participating funds. In fiscal 2021, liabilities recognized through income statement towards unallocated policy holder’s surplus under U.S. GAAP was higher by Rs. 15,426.6 million as compared to Indian GAAP primarily due to mark-to-market gain on equity portfolio of participating funds During fiscal 2022, there is an increase in net policyholders’ liabilities, excluding liabilities pertaining to Guaranteed Savings Insurance Plan, by Rs. 7,944.7 million (fiscal 2021: 33.9 million) accounted through net income, primarily due to the difference in methodology of liability computation between U.S. GAAP and Indian GAAP.

Other comprehensive income arising from policyholders’ assets classified as available for sale decreased on account of unrealized loss of Rs. 17,777.5 million in fiscal 2022 (fiscal 2021: unrealized loss of Rs. 3,963.3 million).

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of ICICI Life.

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Income tax impact of non-tax U.S. GAAP adjustments	2,140.4	(4,739.6)	3,203.0
Total differences in income taxes	2,140.4	(4,739.6)	3,203.0

General insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the general insurance affiliate are primarily on account of:

i)	Provision for reinsurance commission

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

 Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceed related unearned premiums. Under Indian GAAP, for assessment of premium deficiency, line of business are segmented under “Fire”, “Marine”, “Miscellaneous” segments. Under U.S. GAAP premium deficiency is assessed for each line of business and recognized in the profit & loss account if the sum of expected claim costs and claims adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceed related unearned premiums. A premium deficiency is recognized by first charging acquisition costs to expense, to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

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

The differences in the accounting for income taxes are primarily on account of the income tax impact of non-tax U.S. GAAP adjustments.

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

viii)	Business Combination

During fiscal 2022, in accordance with the Scheme of Arrangement between ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited, as approved by Insurance Regulatory and Development Authority of India on September 3, 2021 (with effect from September 8, 2021), assets and liabilities of Bharti AXA General Insurance Company Limited’s general insurance business vested with ICICI Lombard General Insurance Company Limited on the Appointed Date of April 1, 2020. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares to the shareholders of Bharti AXA General Insurance Company Limited for every 115 fully paid up equity shares.

Under Indian GAAP the merger was been accounted using the “Pooling of Interest Method” as prescribed in Accounting Standard 14 “Accounting for Amalgamations” where all the assets, liabilities and reserves of the Bharti AXA’s general insurance business have been recorded in their existing form and at their carrying value at the Appointed Date. The excess of consideration paid over and above net assets taken over was adjusted with the reserve and surplus account.

Under US GAAP, the merger has been prepared in accordance with ASC 805 – Business Combinations where all the assets and liabilities were measured at fair value on September 8, 2021 of merger. Goodwill was measured as excess of consideration paid over the net assets taken over in accordance with US GAAP. Accordingly under US GAAP, ICICI Lombard General Insurance Company Limited recognized intangible assets of Rs. 1,230.0 million and goodwill of Rs. 46,454.5 million. The goodwill is tested for impairment on annual basis and intangible assets are amortized over the useful life.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Profit as per Indian GAAP	12,710.1	14,730.5	11,937.6
Adjustments on account of
Provision for reinsurance commission	1,511.7	2,715.1	(599.1)
Amortization of deferred acquisition costs	(125.0)	824.1	497.0
Premium deficiency	(5.8)	6.7	(10.0)
Compensation costs	(981.3)	(760.2)	(498.2)
Unrealized gain/(loss) on equity investments	(2,791.4)	11,285.1	(7,738.6)
Income tax benefit/(expense)	607.2	(3,707.2)	1,989.6
Business Combination[1]	(508.2)	-	-
Others	(241.4)	(129.4)	17.7
Profit/(Loss) as per U.S. GAAP	10,175.9	24,964.9	5,596.0
Other Comprehensive Income
MTM on Debt Securities	(2,763.0)	976.0	4,682.1
Compensation Cost	981.2	760.2	597.4
Actuarial Gain/(Loss)	0.6	43.0	(75.3)
Total Other Comprehensive Income	(1,781.2)	1,779.1	5,204.2
Total Comprehensive Income	8,394.7	26,744.1	10,800.2

1.	Business Combination consist of profit of general insurance business of Bharti AXA General Insurance Company Limited from April 01, 2021 till September 07, 2021 transferred to reserves amounting Rs. 436.4 million and amortization of intangibles (other than goodwill) resulting from merger amounting Rs. 71.8 million.

While the profit under Indian GAAP decreased from Rs. 14,730.5 million in fiscal 2021 to Rs. 12,710.1 million in fiscal 2022, profit under U.S. GAAP decreased from Rs. 24,964.9 million in fiscal 2021 to Rs. 10,175.9 million in fiscal 2022. The decrease in U.S. GAAP profits was primarily due to decrease in fair value of equity securities. Total comprehensive income under U.S. GAAP decreased from Rs. 26,744.1 million in fiscal 2021 to Rs. 8,394.7 million in fiscal 2022. The unrealized gain on available for sale debt securities decreased from marked-to-market gain of Rs. 976.0 million in fiscal 2021 to marked-to-market loss of Rs. 2,763.0 million in fiscal 2022.

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Reinsurance commission income was higher by Rs. 1,511.7 million under U.S. GAAP as compared to Indian GAAP in fiscal 2022 (higher by Rs. 2,715.1 million in fiscal 2021). The decrease from Rs. 2,715.1 million in fiscal 2021 to Rs. 1,511.7 million in fiscal 2022, was primarily due to decrease in reinsurance commission of health attachment business. Also, there was no Motor Quota Share Treaty in fiscal 2021 resulting in lower booking of re-insurance commission under Indian GAAP as compared to fiscal 2020. Hence, there was higher amortization of re-insurance commission last year due to higher re-insurance commission earned in fiscal 2020 under U.S. GAAP.

Deferred acquisition cost resulted in cost of Rs. 125.0 million in fiscal 2022 (fiscal 2021: benefit of Rs. 824.1 million) under U.S. GAAP as compared to Indian GAAP primarily due to increase in health indemnity business resulting in lower deferred acquisition cost as compared to previous year and hence higher expenses. Secondly in case of Bharti AXA General Insurance Company Limited, acquisition cost expensed in the current fiscal year out of deferred acquisition cost as on effective date of demerger is more than current year deferred acquisition cost and impact of acquisition cost from April 1, 2021 to effective date of demerger has been taken through Retained Earnings.

Unrealized gain on equity investments decreased from a gain of Rs. 11,285.1 million in fiscal 2021 to unrealized loss of Rs. 2,791.4 million in fiscal 2022 primarily due to equity market movement in March 2022. While, these gains/losses are accounted through fair value change account in Balance Sheet under Indian GAAP, under U.S. GAAP these gains/losses are accounted through net income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2022	2021	2020
Income tax impact of non-tax U.S. GAAP adjustments	607.2	(3,707.2)	1,989.6
Total differences in income taxes	607.2	(3,707.2)	1,989.6

i)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

		Year ended March 31,
		2022	2021
Goodwill		35,101.4	177,998.3
Charge off/write off		(54.0)	(54.0)
Goodwill, net	(A)	35,047.4	177,944.3

Asset management and advisory intangibles	(B)	367.0	367.0
Customer-related intangibles		10,410.0	25,020.1
Accumulated amortization		(10,410.0)	(16,975.7)
Customer-related intangibles net	(C)	..	8,044.4
Brand		..	943.0
Accumulated amortization		..	(235.8)
Brand net	(D)	..	707.2
Goodwill and intangible assets, net	(A+B+C+D)	35,414.4	187,062.9

1.	See also “Schedule 18 -Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2022	2021
Opening balance	177,944.3	177,944.3
Goodwill addition during the period	..	..
Goodwill disposed off during the period[1]	(142,896.9)	..
Closing balance	35,047.4	177,944.3

1.	Represents Goodwill disposed off due to loss of control of general insurance subsidiary.

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2022	2021
Opening balance	8,751.6	10,565.3
Additions	..	..
Amortization	(704.1)	(1,813.7)
Disposal[1]	8,047.5	..
Closing balance	..	8,751.6

1.	Represents intangible assets disposed off due to loss of control of general insurance subsidiary

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies’ earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2022. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2022	2021
Change in benefit obligations
Projected benefit obligations at the beginning of the year	15,358.4	13,283.0
Less: Reduction due to deconsolidation of ICICI Lombard General Insurance Company during the year	(1,020.2)	..
Add: Adjustment for exchange fluctuation on opening obligations	6.0	(6.5)
Adjusted opening obligations	14,344.2	13,276.5
Service cost	1,435.9	1,422.1
Interest cost	984.5	1,018.0
Acquisition/(Divestitures)	(2.8)	32.9
Benefits paid	(1,454.4)	(898.5)
Unrecognized prior service cost	..	(6.8)
Actuarial (gain)/loss on obligations	162.5	514.2
Projected benefit obligations at the end of the year	15,469.9	15,358.4

Change in plan assets
Fair value of plan assets at the beginning of the year	15,091.6	12,361.3
Less: Reduction due to deconsolidation of ICICI Lombard General Insurance Company during the year	(1,080.6)	..
Adjusted opening plan assets	14,011.0	12,361.3
Acquisition/(Divestitures)	(2.8)	32.9
Actual return on plan assets	989.6	1,737.3
Employer contributions	1,647.1	1,858.6
Benefits paid	(1,454.4)	(898.5)
Plan assets at the end of the year	15,190.5	15,091.6
Funded status	(279.5)	(266.9)
Amount recognized, net	(279.5)	(266.9)
Accumulated benefit obligation at year-end	9,422.6	9,147.2

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Service cost	1,435.9	1,422.1	1,182.5
Interest cost	984.5	1,018.0	961.3
Expected return on plan assets	(1,019.5)	(953.1)	(847.3)
Amortization of prior service cost	8.3	1.6	8.4
Amortized actuarial (gain)/loss	16.2	12.1	23.5
Acquisition and divestiture (gain)/loss	..	..	3.1
Exchange gain/(loss)	6.0	(6.5)	14.3
Gratuity cost, net	1,431.4	1,494.2	1,345.8

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2022	2021	2020
Discount rate	6.6%	7.4%	8.3%
Rate of increase in the compensation levels	7.1%	7.2%	7.2%
Rate of return on plan assets	7.5%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2022	2021
Discount rate	6.6%	6.6%
Rate of increase in the compensation levels	7.0%	7.2%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2022	2021
Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	14,087.9	13,723.9
Group growth fund[2]	58.5	113.9
Group debt fund[3]	207.5	158.6
Group short-term debt fund[4]	107.3	343.6
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	14,461.2	14,340.0
Investment in scheme of Life Insurance Corporation of India	418.1	403.2
Total assets managed by external entities	14,879.3	14,743.2
Special deposit with central government	290.0	290.0
Government debt securities	24.9	25.5
Corporate debt securities	..	4.8
Balance with banks and others	(3.6)	28.2
Total	15,190.5	15,091.7

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2022, investment in government securities/treasury bills, corporate bonds, money market instrument and equity were 30.75%, 37.70%, 6.40% and 14.58% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2022, investment in government securities/treasury bills, corporate bonds, money market instrument and equity were 16.13%, 14.79%, 3.37% and 54.36% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2022, investment in government securities/treasury bills, corporate bonds, and money market instrument were 28.27%, 57.33%, and 6.52% respectively.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2022, investment in government securities/treasury bills, corporate bonds and money market instrument 30.19%, 27.84%, and 34.89% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2023	Target asset allocation at March 31, 2022
Funds managed by external entities[1]	98%	98%
Special deposit with central government	2%	2%
Debt securities	0%	0%
Total	100%	100%

1.	Targeted investment during fiscal 2023 of about 40.0% in Central Government securities, about 36.5% in corporate debt securities, about 14.5% in money market investment and about 15.5% in equity investment.

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2023	910.0
Expected benefit payments from the fund during year ending March 31,
2024	2,067.5
2025	1,754.8
2026	1,711.1
2027	1,807.8
2028	1,883.7
Thereafter upto 10 years	10,741.0

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2022.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2022	2021
Change in benefit obligations
Projected benefit obligations at beginning of the year	19,871.3	17,059.9
Service cost	200.7	204.4
Interest cost	1,151.9	1,209.1
Liability extinguished on settlement	(2,289.8)	(2,198.1)
Benefits paid	(118.2)	(117.9)
Actuarial (gain)/loss on obligations	(272.2)	3,713.9
Projected benefit obligations at the end of the year	18,543.6	19,871.3

Change in plan assets
Fair value of plan assets at beginning of the year	21,162.1	16,972.0
Actual return on plan assets	1,288.8	1,872.7
Assets distributed on settlement	(2,544.2)	(2,442.3)
Employer contributions	54.7	4,877.6
Benefits paid	(118.2)	(117.9)
Plan assets at the end of the year	19,843.2	21,162.1

Funded status	1,299.6	1,290.8

Net amount recognized	1,299.6	1,290.8

Accumulated benefit obligation at year end	17,848.7	18,916.4

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Service cost	200.7	204.4	200.7
Interest cost	1,151.9	1,209.1	1,158.3
Expected return on assets	(1,621.0)	(1,350.8)	(1,235.8)
Curtailment and settlement (gain)/loss	254.4	244.2	279.8
Actuarial (gain)/loss	1,779.8	1,528.0	1,120.7

Net pension cost	1,765.8	1,834.9	1,523.7

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2022	2021	2020

Discount rate	5.9%	7.3%	8.1%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2022	2021
Discount rate	6.4%	5.9%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

Rupees in million

Asset category	Fair value at March 31, 2022	Fair value at March 31, 2021	Target asset allocation at March 31, 2023	Target asset allocation at March 31, 2022
Government debt securities	9,264.4	10,612.7	47%	50%
Corporate debt securities	10,498.6	10,548.6	52%	49%
Balance with banks and others	80.2	0.8	1%	1%
Total	19,843.2	21,162.1	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2023	2,000.0
Expected benefit payments from the fund during the year ending March 31,
2023	1,096.2
2024	1,248.4
2025	996.4
2026	928.4
2027	987.1
Thereafter upto 10 years	5,841.9

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2022.

k)	Lease

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

Operating lease

Operating lease liabilities and Right-of-Use assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the Group’s incremental borrowing rate for financing instruments of a similar term and are included in accounts payable and other liabilities. The operating lease Right-of-Use asset, included in premises and equipment, also includes any lease prepayments made, plus initial direct costs incurred, less any lease incentives received. Rental expense associated with operating leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income. The following table sets forth, the information related to the Group’s operating leases.

Rupees in million

	Year ended March 31, 2022	Year ended March 31, 2021
Right-of-use assets	46,568.7	49,064.5
Lease liability	51,550.6	53,995.0
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	10,904.8	10,518.9
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	9,974.0	9,618.0
Weighted average remaining lease term (in years)	7.6 years	8.0 years
Weighted average discounting rate (in %)	6.0%	6.2%

The following table sets forth, the future payments under operating leases as of March 31, 2022.

Rupees in million

Year ended March 31, 2022
Fiscal 2023	9,992.6
Fiscal 2024	9,369.0
Fiscal 2025	8,396.4
Fiscal 2026	7,466.4
Fiscal 2027	6,654.5
After Fiscal 2027	23,691.7
Total Lease payments	65,570.6
Less: Imputed interest	14,020.0
Lease liabilities at March 31, 2022	51,550.6

The Group does not have any other significant future commitments at the end of fiscal 2022.

Finance lease

Finance lease liabilities and Right-of-Use assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the implicit rate in the lease. Rental expense associated with finance leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income. The following tables provide information related to the Bank’s finance leases:

Rupees in million

	Year ended March 31, 2022	Year ended March 31, 2021
Right-of-use assets	1,061.0	872.5
Lease liability	1,124.6	893.2
Cash paid for amounts included in the measurement of lease liabilities a. finance cashflows from finance lease b. operating cashflows from finance lease	183.2 106.4	115.5 90.0
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	388.3	681.3
Weighted average remaining lease term (in years)	4.8 years	6.0 years
Weighted average discounting rate (in %)	10.6%	12.3%

The following table sets forth, the future payments under finance leases as of March 31, 2022.

Rupees in million

Year ended March 31, 2022
Fiscal 2023	311.4
Fiscal 2024	323.7
Fiscal 2025	304.0
Fiscal 2026	211.3
Fiscal 2027	178.1
After Fiscal 2027	76.4
Total Lease payments	1,404.9
Less: Imputed interest	280.3
Lease liabilities at March 31, 2022	1,124.6

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

Rupees in million

	Year ended March 31, 2022	Year ended March 31, 2021
Finance lease cost
Amortisation of right-to-use assets	195.4	133.9
Interest on lease liabilities	108.8	90.0
Operating lease cost	11,424.5	11,481.9
Short-term lease cost	0.9	..
Variable lease cost	4,552.7	5,501.1
Less: Sublease income	(51.1)	(74.4)
Total lease cost	16,231.2	17,132.5

I)	Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2022	2021
Deferred tax assets
Allowance for credit losses	100,963.3	112,656.6
Equity and debt securities	8.5	..
Business and capital loss carry forwards	6,890.2	4,955.1
Financial instruments	2,727.0	3,487.2
Investments in affiliates	30,224.8	28,238.6
Lease liability	12,929.7	13,565.2
Reserve for unexpired risks	..	2,935.9
Others	3,655.2	1,723.7
Total deferred tax assets	157,398.7	167,562.3
Valuation allowance	(878.2)	(949.5)
Total deferred tax assets (net of valuation allowance)	156,520.5	166,612.8
Deferred tax liabilities
Equity and debt securities	(6,485.1)	(14,883.8)
Property, plant and equipment	(4,559.8)	(4,366.6)
Investments in branches, subsidiaries and affiliates	(25,357.7)	(3,461.1)
Amortization of fees and costs	(7,999.9)	(6,526.8)
Intangibles	—	(2,202.6)
Non-banking assets	(6,273.4)	(6,381.5)
Right to use – Lease asset	(11,675.8)	(12,324.3)
Others	(2,913.0)	(3,756.3)
Total deferred tax liabilities	(65,264.7)	(53,903.0)

Net deferred tax assets	91,255.8	112,709.8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers carryback availability, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the existing valuation allowances at March 31, 2022 and 2021. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate, including surcharge and cess was 25.17% for the year ended March 31, 2022, 2021 and 2020.

Reconciliation of income tax rates

The following table sets forth, for the periods indicated, a reconciliation of expected income taxes at the Indian statutory income tax rate to reported income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2022	2021	2020
Income/(loss) before income tax expense from continuing operations
In India	622,481.7	308,259.6	215,314.9
Outside India	5,922.9	(4,663.4)	(15,644.0)
Total	628,404.6	303,596.2	199,670.9

Statutory tax rate	25.17%	25.17%	25.17%
Effective tax rate.	16.86%	22.20%	38.80%
Income tax expense/(benefit) at the statutory tax rate	158,156.9	76,409.1	50,253.2
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies through appropriation of profits to a Special Reserve	(3,669.5)	(2,743.2)	(1,993.1)
Exempt interest and dividend income[1]	(964.7)	(198.9)	(651.7)
Income charged at rates other than statutory tax rate[2]	(37,780.6)	63.8	1,401.2
Changes in the statutory tax rate	..	..	27,562.2
Expenses disallowed for income tax purposes	2,021.3	1,617.9	2,587.8
Tax on investment and undistributed earnings in subsidiaries, branches and affiliates[3]	(9,340.1)	(2,313.0)	(2,359.9)
Change in valuation allowance	(71.3)	(2,404.5)	405.6
Tax adjustments in respect of prior year tax assessments	(230.6)	108.4	(111.0)
Others	(2,144.3)	(1,087.2)	386.2

Income tax expense/(benefit) reported	105,977.2	69,452.4	77,480.5
Current tax expense
In India	73,064.0	61,312.2	50,035.0
Outside India	600.3	301.9	1,722.3
Total	73,664.3	61,614.1	51,757.3
Deferred tax (benefit)/expense
In India	31,858.2	6,490.9	25,642.0
Outside India	454.7	1,347.4	81.2
Total	32,312.9	7,838.3	25,723.2

1.	The dividend income has become taxable for the recipient from April 1, 2020. However, a deduction of dividend received can be claimed against the payment of dividend made by a corporate entity in India.

2.	During fiscal 2022, includes tax effect of Rs. (35,006.1) million on gains due to remeasurement of equity interest in ICICI Lombard General Insurance Company Limited.

3.	During fiscal 2022, the Bank had recognized a deferred tax asset amounting to Rs. 8,247.7 million on the investment in its equity affiliate (ICICI Lombard General Insurance Limited).

The following table sets forth the details of the amount and expiration dates of operating loss carry forwards at March 31, 2022.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forward
April 1, 2022 to March 31, 2027	787.4	2,122.5	..
April 1, 2027 to March 31, 2032	28,849.6	425.1	..
Total capital loss carry forward	29,637.0	2,547.6	..

Business loss carry forward
April 1, 2022 to March 31, 2027	..	56.6	19.4
April 1, 2027 to March 31, 2032	..	1,172.6	5,348.1
April 1, 2032 to March 31, 2037	..	87.6	..
April 1, 2037 to March 31, 2042	..	0.3	..
Indefinite period	..	3,857.7	1,425.3
Total business loss carry forward	..	5,174.8	6,792.8

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate income taxes paid by the Group. No penalties have been accrued as of March 31, 2022 and 2021, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 2,434.3 million, Rs. 2,569.7 million and Rs. 2,847.7 million during the year ended March 31, 2022, 2021 and 2020 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 11,636.2 million and Rs. 12,714.6 million at March 31, 2022 and 2021 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2022	2021	2020

Beginning balance	35,856.2	31,945.3	28,702.4
Increases related to prior year tax positions.	..	1,227.3	1,182.8
Increases related to current year tax positions	4,116.5	2,740.5	2,713.3
Decreases related to prior year tax positions	(3,701.2)	(56.9)	(653.2)
Ending balance	36,271.5	35,856.2	31,945.3

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal 2020 and onwards. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1990 onwards.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2022		2021		2020
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	511,792.6	511,792.6	213,700.7	213,700.7	113,337.6	113,337.6
Contingent issuances of subsidiaries/equity affiliates	..	(224.1)	..	(415.9)	..	(65.7)
	511,792.6	511,568.5	213,700.7	213,284.8	113,337.6	113,271.9
Common stock
Weighted-average common stock outstanding	6,933.7	6,933.7	6,743.4	6,743.4	6,460.0	6,460.0
Dilutive effect of employee stock options..	..	131.2	..	86.6	..	95.8
Total	6,933.7	7,064.9	6,743.4	6,830.0	6,460.0	6,555.8

Earnings per share (Rs.)	73.81	72.41	31.69	31.23	17.54	17.28

n)	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2022	2021	2020
Net income/(loss) (net of tax) excluding non-controlling interest	511,792.6	213,700.7	113,337.6
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	(33,087.7)	4,643.9	26,958.3
Translation adjustments (net of tax)[2]	(838.1)	(4,825.3)	2,283.5
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	1,161.2	(1,050.3)	(2,024.6)

Comprehensive income attributable to ICICI Bank stockholders	479,028.0	212,469.0	140,554.8
Comprehensive income attributable to non-controlling interests	14,041.9	21,325.7	11,133.4
Total comprehensive income	493,069.9	233,794.7	151,688.2

1.	Net of tax effect of Rs. (8,963.5) million, Rs. 1,483.2 million and Rs. 9,936.4 million for the year ended March 31, 2022, March 31, 2021 and March 31, 2020 respectively.

2.	Net of tax effect of Rs. (466.6) million, Rs. (1,747.0) million and Rs. 1,064.5 million for the year ended March 31, 2022, March 31, 2021 and March 31, 2020 respectively.

3.	Net of tax effect of Rs. 390.6 million, Rs. (345.7) million and Rs. (911.5) million for the year ended March 31, 2022, March 31, 2021 and March 31, 2020 respectively.

4.	The effect of the change in the tax rate is recognized by the Group in the income from continuing operations. The residual tax effect remains within accumulated other comprehensive income and is released only when the entire portfolio is liquidated.

o)	Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2022 amounted to Rs. 8,049.8 million (March 31, 2021: Rs. 7,782.9 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2022.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	257,758.7	266,161.4	30,650.5	6,061.5	560,632.1
Performance guarantees	260,614.3	343,329.8	74,327.6	17,203.8	695,745.5
Total guarantees	518,373.0	609,491.2	104,978.1	23,265.3	1,256,107.6

The following table sets forth, the details of guarantees outstanding at March 31, 2021.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	167,689.2	284,681.5	17,057.7	4,635.8	474,064.2
Performance guarantees	252,555.1	352,773.5	62,826.2	23,906.6	692,061.4
Total guarantees	420,244.3	637,455.0	79,883.9	28,542.4	1,166,125.6

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2022, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 220,022.8 million (March 31, 2021: Rs. 172,042.8 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2022 was Rs. 1,853,475.8 million (March 31, 2021: Rs. 1,656,856.3 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to Basel III capital adequacy guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 and additional Tier-1.

At March 31, 2022, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes capital conservation buffer of 2.50% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2022 was 19.16% (March 31, 2021: 19.12%). These are based on unconsolidated financial statements as per Indian GAAP.

24.	Impact of Covid-19 on the performance of the Group

During fiscal 2021, the Covid-19 pandemic resulted in a nation-wide lockdown in April-May 2020 which substantially impacted economic activity. The subsequent easing of lockdown measures led to gradual improvement in economic activity and progress towards normalcy from the second half of fiscal 2021. For the banking sector, these developments resulted in lower demand for loans and fee-based services and regulatory measures like moratorium on payment of dues and standstill in asset classification to mitigate the economic consequences on borrowers. It also resulted in increase in provisioning reflecting higher actual and expected additions to non-performing loans following the cessation of moratorium and asset classification standstill. In the fiscal 2022, India witnessed two more waves of the Covid-19 pandemic and the re-imposition of localised/regional lock-down measures in certain parts of the country.

While the number of new Covid-19 cases have reduced significantly and the Government of India has withdrawn Covid-19 related restrictions, the future trajectory of the pandemic may have an impact on the results of the Bank and the Group.

25.	Impact of deconsolidation of ICICI General on previous period numbers

From September 8, 2021 (the effective date of merger), ICICI General ceased to be a subsidiary and became affiliate of the Bank and accordingly has been accounted as per the equity method of accounting in Consolidated Financial Statements under U.S. GAAP. Accordingly, the numbers for previous periods may not be comparable.

For and on behalf of Board of Directors

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra Executive Director

/s/ Anindya Banerjee Group Chief Financial Officer	/s/ Ranganath Athreya Company Secretary

/s/ Rajendra Khandelwal Chief Accountant

Mumbai

July 29, 2022