Form 20-F
period 2023-03-31
ICICI BANK LTD
filed 2023-07-28
CIK 1103838

As filed with the Securities and Exchange Commission on July 28, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                   to                                    .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number: 001-15002

ICICI BANK LIMITED

(Exact name of Registrant as specified in its charter)

India

(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

(Address of principal executive offices)

Name: Anindya Banerjee / Abhinek Bhargava

Telephone: +91 22 2653 6173

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : the number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2023 was 6,982,815,731.

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

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

Cross Reference Sheet

Form 20-F	Item Caption	Location	Page No.
Part – I
Item 1	Identity of Directors, Senior Management and Advisers	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Risk Factors	6
Item 4	Information on the Company	Business	65
		Selected Statistical Information	122
		Operating and Financial Review and Prospects	146
		Supervision and Regulation	231
		Additional Information—Documents on Display	293
Item 4A	Unresolved Staff Comments	Not Applicable
Item 5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	146
		Business—Risk Management	81
		Selected Statistical Information—Funding	132
Item 6	Directors, Senior Management and Employees	Management	209
		Business—Employees	115
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders	58
		Related Party Transactions	60
		Management—Compensation and Benefits to Directors and Officers—Loans	229
		Schedule 18 Note 2 in Notes to Consolidated Financial Statements	F-44
Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-10
		Operating and Financial Review and Prospects	146
		Business—Legal and Regulatory Proceedings	116
		Dividends	280
Item 9	The Offer and Listing	Market Price Information	5
Item 10	Additional Information	Additional Information	291
		Exchange Controls	273
		Taxation	281
		Restriction on Foreign Ownership of Indian Securities	275
		Dividends	280
		Business—Subsidiaries, Associates and Joint Ventures	105
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Market Risk	88
		Selected Statistical Information–Risk Management	134
Item 12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	120
Part – II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Summary Comparison of Corporate Governance Practices—Controls and Procedures	223
Item 16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	218
Item 16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	222
Item 16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	222
Item 16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Change in Registrant’s Certifying Accountant	Not Applicable
Item 16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	222
Item 16H	Mine Safety Disclosure	Not Applicable
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable
Item 16J	Insider Trading Policies	Not Applicable
Part – III
Item 17	Financial Statements	See Item 18
Item 18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and Notes thereto	F-10
Item 19	Exhibits	Exhibit Index and Attached Exhibits	294

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2021 through 2023, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside; the level and direction of interest rates, the yield on our loans and investments and the cost of our funding; future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans; our ability to successfully implement our strategies, including our growth strategy, our strategic use of technology and the internet and our strategy for resolution of non-performing assets; the continued service of our senior management; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to; the outcome of any internal or independent enquiries or regulatory or governmental investigations; our expansion or increased presence in areas such as small business and unsecured retail lending; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks that we face in our international operations; our growth and expansion in domestic and overseas markets; our status as a systemically important bank in India; our ability to maintain enhanced capital and liquidity requirements; the adequacy of our allowance for credit and investment losses; our ability to market new products; investment income; cash flow projections; the impact of any changes in India’s credit rating; the impact of any new accounting standards or new accounting framework; our ability to implement our dividend payment practice; the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations; the state of the global financial system and systemic risks; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including regional hostilities, terrorist attacks or social unrest, man-made or natural disasters and catastrophes, climate change events, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited, and the National Stock Exchange of India Limited.

At July 7, 2023, total 6,997,009,030 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At July 7, 2023, there were 1,855,355 holders of record of our equity shares, of which 1,952 had registered addresses in the United States and held an aggregate of 1,681,160 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At July 7, 2023, we had 676 million ADSs, equivalent to about 1,353 million equity shares, outstanding. At July 7, 2023, there were 166,469 record holders of our ADSs, out of which 80 have registered addresses in the United States.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Summary

Our business is subject to various risks and uncertainties. These risks include, but are not limited to, the following:

Risks Relating to India and Other Economic and Market Risks

•	A prolonged slowdown in economic growth in India could cause our business to suffer.

•	Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

•	Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

•	Any adverse impact on India’s external position due to an increase in the price of crude oil or the current account deficit or outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

•	The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

•	A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

•	Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

•	If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

Risks that arise as a result of our presence in a highly regulated sector

•	The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.

•	We may be subject to fines, restrictions or other sanctions for regulatory compliance failures, which may adversely affect our financial position or our ability to expand our activities.

•	We are at risk of inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

•	We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

•	We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	Changes in the regulation and structure of the financial markets in India may adversely impact our business.

•	The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

•	The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

•	Our asset management, private equity, insurance and securities broking subsidiaries and affiliates are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

•	Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

•	The transition from LIBOR to other alternative reference rates may adversely affect our income and also bring about the vagaries that such alternative reference rates may have.

Risks Relating to Our Business

•	If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

•	We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

•	The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

•	Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

•	Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

•	Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

•	Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

•	The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

•	Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

•	Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

•	Our industry is very competitive and our strategy depends on our ability to compete effectively.

•	There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

•	We and our customers are exposed to fluctuations in foreign exchange rates.

•	We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

•	We depend on the accuracy and completeness of information about customers and counterparties.

•	A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

•	We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

•	We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

•	We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Risks relating to technology

•	The growing use of technology in banking and financial services creates additional risks of competition, reliability and security.

•	We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

•	System failures or system downtime could adversely impact our business.

•	Our business may be adversely affected by computer, internet and telecommunications fraud.

Risks relating to our insurance subsidiary and affiliate

•	Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding or make additional investments in these entities as required may adversely impact our business and the prices of our equity shares and ADSs.

•	While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

•	Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

•	Loss reserves for our affiliate’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance affiliate.

•	The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe.

Risks Relating to ADSs and Equity Shares

•	You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

•	Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

•	You may be unable to exercise pre-emptive rights available to other shareholders.

•	Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

•	Restrictions on reissuance and deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the prices of our equity shares and ADSs.

•	Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

•	You may be subject to Indian taxes arising out of capital gains.

•	There may be less company information available in Indian securities markets than in securities markets in the United States.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product declined by 6.6% in fiscal 2021 as the outbreak of the COVID-19 pandemic and consequent lockdowns and other containment measures negatively impacted economic activity during the year. India’s gross domestic product grew by 8.7% in fiscal 2022 and by 7.2% in fiscal 2023.

An economic slowdown and a general decline in business activity in India could impose stress on our borrowers’ financial soundness and profitability and thus expose us to increased credit risk.

Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary policy tightening. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. Between May 2022 and February 2023, the Monetary Policy Committee increased the repo rate by 250 basis points from 4.00% to 6.50% in response to the rise in inflation. In its meetings in April and June 2023, the Monetary Policy Committee kept the repo rate unchanged and decided to remain focused on withdrawal of accommodation to ensure that inflation progressively aligns within the target of 4%, while supporting growth.

Uncertainties remain in the global environment due to geo-political tensions, uncertainties around global growth recovery, volatility in commodity prices and an increase in inflation. Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. For instance, the increased uncertainties and risk aversion caused by the COVID-19 pandemic led to significant net outflows of investments by foreign portfolio investors from Indian equity and debt markets in an aggregate amount of approximately US$ 14.7 billion during the three months ended March 31, 2020. There was a net outflow of investments by foreign portfolio investors of approximately US$ 16.0 billion in fiscal 2022 and approximately US$ 5.5 billion in fiscal 2023. A slowdown in global growth may impact India’s exports. Sharp and sustained price reductions of globally traded commodities such as metals and minerals in the event of a global slowdown may negatively impact our borrowers in these sectors. Global trade disputes and protectionist measures and counter-measures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business. Developments in technology, such as artificial intelligence, may impact businesses, including ours and our customers’, and influence global and Indian employment markets, with an impact on employment and incomes of our existing and potential customers.

Adverse economic conditions in India due to movements in global capital, commodity and other markets, changes in business due to technology or adverse impact of any natural disasters could result in reduction of demand for credit and other financial products and services, increased competition, and higher defaults among corporate, small business, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

There is a history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies, which increase risks for all financial institutions, including for our business and results of operations.

Global economic changes, such as developments in the Eurozone, including the United Kingdom’s relationship with the European Union following the United Kingdom’s exit from the European Union (“Brexit”); concerns related to the impact of tightening monetary policy including the failure of three regional banks in the U.S. and a European bank in fiscal 2023; the ongoing war between Russia and Ukraine and the sanctions imposed on Russia; elevated core inflation levels; supply and demand imbalances; high global energy prices; potential trade wars between large economies; the economic consequences of pandemics may lead to increased risk aversion and volatility in global capital markets and foreign exchange rate movements, which could impact global liquidity and adversely affect our business.

Uncertainty around these and related issues could lead to adverse effects on the economy of the United Kingdom and the other economies in which we operate. Our subsidiary in the United Kingdom has made changes to its operations in the European Union due to Brexit, which could adversely affect our business in the United Kingdom and Europe if the changes do not operate effectively. In addition, China is one of India’s major trading partners and the border dispute between India and China could have an adverse impact on economic relations between the two countries. Further, India has trade ties with both Russia and Ukraine. These factors may also result in a slowdown in India’s trade growth. The effect of any legislative and regulatory efforts to address these risks is uncertain, and they may not have the intended positive effects. Such volatility and negative economic developments could, in turn, materially adversely affect our business, prospects, financial conditions or results of operations.

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

We are rated by Moody’s and Standard and Poor’s in international markets. In June 2020, Moody’s lowered the sovereign rating for India from Baa2 to Baa3, with a negative outlook due to the impact of the COVID-19 pandemic on the Government of India’s fiscal position and the stress in the financial sector. In 2021, both the rating agencies revised the outlook on our ratings from negative to stable, while maintaining the rating on our senior unsecured foreign currency debt at BBB- by Standard and Poor’s and Baa3 by Moody’s. The credit ratings have been maintained since 2021.

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

Given the significant uncertainties caused by global economic challenges, there can be no assurance that rating agencies will maintain their views on India’s sovereign rating or that we and our subsidiaries and affiliates will be able to meet the expectations of rating agencies and maintain our credit ratings. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

Any adverse impact on India’s external position due to an increase in the price of crude oil or the current account deficit or outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

India is vulnerable to developments in the trade account. India imports a majority of its requirements of petroleum oil and petroleum products. The decline in the oil import bill in fiscal 2021 was largely due to a decline in global crude oil prices and weak demand conditions in the Indian economy caused by the COVID-19 pandemic. However, global crude oil prices rose starting November 2020 and experienced a sharp increase following the hostilities between

Russia and Ukraine leading to a high import bill in fiscal 2023. However, the crude oil prices have moderated in fiscal 2024. The risk of a possible rise in global oil prices if there is further escalation in geo-political uncertainty cannot be ruled out. In the event of elevated oil price levels or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. As a proportion of India’s gross domestic product, there was a surplus in the current account of 0.9% in fiscal 2021. In fiscal 2022, the current account deficit was 1.2% of India’s gross domestic product. In fiscal 2023, the current account deficit was 2.0% of India’s gross domestic product. If current account and trade deficits continue to increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

See also “—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

The banking and financial markets in India are still evolving and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. For instance, in March 2020, the Reserve Bank of India imposed a moratorium restricting deposit withdrawals from a private sector bank, followed by implementation of a scheme of reconstruction involving change in management and equity capital infusion by several Indian banks, including us. Such developments may impact credit markets and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks

Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

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

We may face the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. Any failure in controlling such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with operating in a developing economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal, regulatory or judicial actions, negative publicity or other developments that could reduce our profitability. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”,

“—Risks that arise as a result of our presence in a highly regulated sector—We are at risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” and “—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. The Indian government’s policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and affiliates and our future financial performance. Successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015 and fiscal 2020, India has been governed by coalition governments in the past. The leadership of India and the composition of the government are subject to change, and election results are not predictable. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions including judicial decisions, such as with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth.

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

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 18% of India’s gross value added in fiscal 2023. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, El Nino, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business, our borrowers, our counterparties and other constituents. The emergence of disease pandemics like COVID-19, and other earlier outbreaks like the nipah virus in 2018 in certain regions of southeast Asia, including India, have caused, and could in the future cause, economic and financial disruptions. Such disruptions in India and other areas of the world in which we operate could lead to operational difficulties, including travel restrictions, that could impact our business and our ability to manage or conduct our business. Any future outbreak of health epidemics may impact the quality of our portfolio and result in an increase in our non-performing loans, and restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs.

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

Regulators, including among others the Reserve Bank of India and the Securities and Exchange Board of India, as well as governmental authorities and courts, may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel including senior executives, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations, and may reduce our revenues, require us to incur additional expenses, impact our profitability and damage our reputation. In fiscal 2021, pursuant to judicial orders, the Reserve Bank of India provided copies of its supervisory inspection reports for certain banks, including us, for earlier years to an external party. The consequences of these reports, or any future reports, being available in the public domain are uncertain and may result in negative publicity about us. See also “Supervision and Regulation”.

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

New regulations and compliance and disclosure requirements relating to environment, social and governance matters, especially climate change, have been recommended or are under consideration by regulators in the jurisdictions where we have our operations. In July 2022, the Reserve Bank of India released a discussion paper on a disclosure framework on climate-related financial risks and guidance on climate scenario analysis and stress testing. This paper has been made public for feedback and comments. Subsequently, the Reserve Bank of India released a framework for the acceptance of green deposits. Other jurisdictions in which we operate are also proposing or considering climate-risk related initiatives, policies and standards. For example, the U.S. Securities and Exchange Commission has proposed, but not finalized, climate-related disclosures of publicly traded entities, which would include new requirements to disclose information about climate-related risks. We may be subject to risk arising from the inconsistencies and conflicts in the manner in which climate policy and financial regulation is implemented in the regions where the Bank operates, including initiatives to apply and enforce policy and regulation with extraterritorial effect.

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

We may be subject to fines, restrictions or other sanctions for regulatory compliance failures, which may adversely affect our financial position or our ability to expand our activities.

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

We are at risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

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

We have also experienced international expansion into banking in multiple jurisdictions which exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and further increases the risk of inquiries or investigations by regulatory and enforcement authorities. In October 2022, ICICI Bank’s New York Federal Branch (“New York Branch”)   entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which required the New York Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program, and establish and maintain an effective sanctions compliance program. The Consent Order did not involve any monetary penalty. The New York Branch is committed to taking all necessary and appropriate steps to address the aspects identified and implement the necessary corrective actions as approved by the Office of the Comptroller of the Currency. The New York Branch provides a quarterly update to the Office of the Comptroller of the Currency on the progress of the corrective actions being undertaken. Expansion into additional jurisdictions also increases the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. We, or our employees, may from time to time, and as is common in the financial services industry, be the subject of inquiries, examinations or investigations that could lead to proceedings against us or our employees.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Under such lending norms, banks also have sub-targets for lending to key segments or sectors. A proportion of 9.5% and 11.5% of adjusted net bank credit were required to be lent to small and marginal farmers and identified weaker sections of society, respectively, in fiscal 2023, the proportion of which will increase to 10.0% and 12.0% respectively in fiscal 2024. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and set a target of 13.78% of adjusted net bank credit for this purpose for fiscal 2023. In addition, 7.5% of adjusted net bank credit is required to be lent to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. These requirements and achievements are assessed considering the average of the outstanding balances at the quarter end. From fiscal 2022, the priority sector achievements are computed based on the weight assigned to the incremental priority sector credit in identified districts. The necessary adjustments for weight of districts and calculation of achievement are done by the Reserve Bank of India on the basis of data submitted by banks on a quarterly basis.

These requirements apply to ICICI Bank on a standalone basis. The Reserve Bank of India allows banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The Bank also purchases priority sector lending certificates to meet directed lending requirements, the cost of which may vary based on the demand for and supply of such certificates. During fiscal 2023, the Bank met most of the targets, except the average lending to the agriculture sector and other sub-category targets such as non-corporate farmers and weaker section. The quarterly achievement as a percentage of the adjusted net bank credit for agricultural sector was 17.7% against the requirement of 18.0%, sub-category within agricultural sector for non-corporate farmers was 13.3% against the requirement of 13.8% and for lending to weaker sections was 11.3% against the requirement of 11.5%.

Any shortfall in meeting the priority sector lending requirements, after taking into account the priority sector lending certificates purchased, may be required to be invested at any time, at the Reserve Bank of India’s directive, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. At March 31, 2023, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 216.2 billion. Our investments in Government of India schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.3% in fiscal 2020, 3.4% in fiscal 2021, 2.7% in fiscal 2022 and 1.9% in fiscal 2023. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies including in the farmer loan portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans in general. Thus, the classification of overdue loans as non-performing occurs at a later stage in respect of such loans than the loan portfolio in general.

Going forward, the increase in sub-segment targets and growth in our domestic loan portfolio could lead to a significant increase in our priority sector lending target amounts. In view of the continuing shortfall in agriculture lending sub-targets and weaker section loans, the Bank may have to significantly increase the purchase of priority sector lending certificates. The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specify criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. See also “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending”. Any future changes by the Reserve Bank of India to the directed lending norms may result in an inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines in India, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0%, and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The Bank is also required to maintain a capital surcharge of 0.20% on account of being designated a domestic systemically important bank. The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2023 were: common equity Tier 1 risk-based capital ratio of 16.9%; Tier 1 risk-based capital ratio of 17.3%; and total risk-based capital ratio of 18.1%.

The Reserve Bank of India has released guidelines on implementation of counter cyclical capital buffers, which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. This capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which is measured as the ratio of a bank’s Tier 1 capital and total exposure. Since October 2019, the Reserve Bank of India has required maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks. In 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against any sudden increase in Government of India bond yields. A minimum amount equal to the lesser of either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of a bank, on a continuing basis. This reserve is eligible for inclusion in tier 2 capital.

Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we may be required to raise resources from the capital markets or to divest stake in one or more of our subsidiaries to meet our capital requirements. Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to us on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for us, while also meeting expectations of return on capital, may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. Debt and equity investors, rating agencies, equity and fixed income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory requirements, reflecting our position as a large private sector bank. In 2020, we raised Rs. 150.0 billion of equity capital through a Qualified Institutions Placement. We may seek to access the equity capital markets in the future, or make additional divestments of our investments in our subsidiaries and affiliates. Increases in our equity shares would dilute the shareholding of existing shareholders. There can be no assurance that we will be successful in raising the capital when required or that the timing for accessing the market or the terms of the capital raised would be attractive, and these may be subject to various uncertainties including liquidity conditions, market stability, or political or economic conditions. If we are unable to raise enough capital to satisfy our regulatory capital requirements, we will be subject to restrictions on capital distributions and discretionary bonus payments, as well as other potential regulatory actions.

In fiscal 2021, the Reserve Bank of India prohibited banks from making any dividend payouts from the profit pertaining to fiscal 2020 in order to conserve capital and to maintain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by the COVID-19 pandemic. Accordingly, we did not declare any dividend for fiscal 2020. We cannot guarantee that we will not be subject to similar restrictions in the future. The Reserve Bank of India’s Prompt Corrective Action framework for banks defines risk thresholds for indicators like capital adequacy, asset quality and leverage, and stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion, domestic and/or overseas expansion, and restrictions on capital expenditure other than for technological upgradation. At year-end fiscal 2023, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future.

Our insurance, banking and home finance subsidiaries and affiliate are also subject to solvency and capital requirements imposed by their respective regulators. While we currently do not expect these entities to require significant additional equity capital, any requirement for ICICI Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.

We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

The Reserve Bank of India has released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework that require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio of 100.0%. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. There are similar requirements stipulated by regulators in most of our overseas locations due to which we are required to maintain appropriate levels of liquidity in those geographies as well. These liquidity requirements, together with the existing liquidity and cash reserve requirements, result in Indian banks, including us, holding high amounts of liquidity, thereby impacting profitability.

Any reduction in our liquidity coverage or net stable funding ratios, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity or inability to access capital markets may limit our ability to grow our business or adversely impact our profitability and our future performance and strategy.

As we and other banks manage these various liquidity requirements, there could be a sudden increase in demand for liquidity in the banking system, which could have an adverse impact in the financial markets, and result in an increase in our short term borrowing costs and a sudden increase in the bank’s cost of funds. Further, any tightening of liquidity and volatility in international markets may limit our access to international funding markets and result in an increase in our cost of funding for our international branches and overseas banking subsidiaries, and impact our ability to replace maturing borrowings and fund new assets.

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

Our subsidiaries and affiliates are also subject to similar risks. For instance, the Indian government’s tax policies generally influence the purchase of insurance and investment in mutual funds by customers. See also “—Risks relating to our insurance subsidiary and affiliate—

While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

The Reserve Bank of India had set up an internal working group to consider, among other things, holding of financial subsidiaries through a financial holding company that itself is a non operating company. The Reserve Bank of India released the report of the internal working group in November 2020, and in November 2021, accepted certain recommendations made by the internal working group including such a non-operative financial holding company structure for all new licenses issued for universal banks. The nature of any future regulatory changes and their impact on our group structure and business cannot be predicted currently.

In addition, changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral or contractual comforts available for our loans or our business in general. For example, in August 2020, the Reserve Bank of India issued rules linking opening and maintaining current accounts with banks by companies having credit facilities from the banking system. As per the guidelines, banks are allowed to open a current account for customers who have not availed any credit from the banking system. Current accounts cannot be opened for customers who have availed only cash credit or overdraft facility, through which all their transactions must be routed; only a lending bank meeting specified credit exposure thresholds is eligible to open a current account of the borrower. Banks are required to monitor all current accounts on a periodic basis to comply with the rules. Changes in regulations, such as those relating to ownership, governance and corporate structure of private sector banks, management compensation, board governance, consumer protection, sustainable finance and risk management, may have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, increase competition, and impact our overall growth and return on capital. We cannot predict future legal or regulatory changes. Any such regulatory or structural changes may result in increased expenses, including enhanced compliance costs, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities.

The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

Our international franchise focuses on non-resident Indians for deposits, wealth and remittances businesses and on deepening relationships with well-rated Indian corporates in international markets and multinational companies to maximize the India-linked trade, transaction banking and lending opportunities within our risk management framework. Our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk management and granularity of business. There can be no assurance of the successful execution of this strategy and the future growth and profitability of our international operations.

Further, while both our overseas banking subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the past, such actions are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. Our international branches are also subject to respective local regulatory requirements, including any requirements related to liquidity, capital and asset classification and provisioning.

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

In January 2020, the Bank instituted a recovery suit against Ms. Kochhar for, among other things, the clawback of bonus paid from April 2009 to March 2018. Ms. Kochhar also filed a suit before Bombay High Court in January 2022 contending that her employment termination is invalid and she is entitled to all the Employee Stock Options, which were originally allocated to her. An alternative prayer for claiming, damages of Rs. 17.3 billion is sought by her. Both these suits are under trial and being heard by the single bench of Bombay High Court.

Enquiries by government authorities and regulatory agencies in the matter are continuing and the Bank is cooperating with such enquiries and requests. The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in 2018 in relation to the allegations. In November 2020, the Securities and Exchange Board of India issued a modified show cause notice to the Bank and responses were submitted by the Bank. In fiscal 2023, pursuant to the Securities Appellate Tribunal order the Securities and Exchange Board of India sought documents and materials in relation to the adjudication proceedings from the Bank, which were then submitted by the Bank.

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

Our asset management, private equity, insurance and securities broking subsidiaries and affiliates are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

Our asset management subsidiary, ICICI Prudential Asset Management Company Limited, is subject to supervision and regulation by the Securities and Exchange Board of India.

The Securities and Exchange Board of India, based on any observations reported in inspection reports or reports submitted by our asset management subsidiary, may take actions like issuing administrative warnings, show cause notices, penalties or initiating enforcement actions. Further, there could be claims from investors of the funds or the portfolios managed by our subsidiary, which would be determined in the court of law or by regulators and may impact the reputation and business of our subsidiary and us.

Our insurance businesses are also subject to extensive regulation and supervision by India’s insurance regulator. They also have a large number of retail and corporate clients, from whom claims may arise which could be determined in courts or also by regulators and result in determination against our insurance businesses or us or our insurance businesses’ management and employees. The Insurance Regulatory and Development Authority of India has the authority to specify, modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, issuance of new licenses, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

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

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. Indian corporations have transitioned to Ind AS, a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards, as per the roadmap provided to the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India. Some of our group non-banking finance companies have transitioned to Ind AS. For banking and insurance companies, the implementation of Ind AS has been deferred until further notice. During fiscal 2022, the Reserve Bank of India had issued a discussion paper on Review of prudential norms on classification, valuation and operations of investment portfolio of commercial banks, which was broadly based on the principles of the International Financial Reporting Standard 9. Further, during fiscal 2023, the Reserve Bank of India, through its discussion paper on Introduction of Expected Credit Loss framework for provisioning by banks has proposed to adopt expected credit loss framework based on approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. –Adoption of Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) or final guidelines issued by the Reserve Bank of India based on above discussion papers would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity. See also “Operating and Financial Review and Prospects—Convergence of Indian accounting standards with International Financial Reporting Standards”.

The transition from LIBOR to other alternative reference rates may adversely affect our income and also bring about the vagaries that such alternative reference rates may have.

The Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the London Interbank Offered Rate or LIBOR, has stopped persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR tenors, except for certain tenors of US$ LIBOR as the LIBOR has ceased to exist from June 30, 2023.

The Bank has a program for its LIBOR transition, which includes a governance framework, exposure assessment, tracking of fallback provisions and contract remediation programs and tracking of global developments. In addition, the Bank has been using alternate reference rates in new contracts after December 31, 2021 and had incorporated suitable benchmark replacement provisions in contracts linked to LIBOR originated prior to December 31, 2021. For further details, see “Business—Risk Management—Market Risk—Interest Rate Risk”. The Bank has implemented and continues to implement changes to the technology systems and infrastructure as part of the transition to the new benchmark regime. The Bank has conducted information sharing sessions with clients on the LIBOR transition. Any efforts taken by the Bank in order to transition away from LIBOR to alternative reference rates could have operational risks associated with it. The transition to alternative reference rates is complex, could bring about unanticipated challenges and vagaries which could adversely impact our business, our future financial performance and the prices of our equity shares and ADSs.

Risks Relating to Our Business

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

In recent years, banks in India, including us, have focused on growing their retail and small business lending portfolios. While we expect the retail and small business segment to remain a key driver of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment, could have an adverse impact on the quality of our retail loan portfolio. As a recent example, following the outbreak of the first wave of the COVID-19 pandemic, the Government of India and the Reserve Bank of India announced several measures during fiscal 2021, including a moratorium on loan repayments for certain borrowers and an asset classification standstill benefit for overdue accounts where a moratorium had been granted, restructuring of loans to small borrowers including individuals, small businesses and micro, small and medium enterprises, and funding under the Emergency Credit Line Guarantee Scheme for micro, small and medium enterprises and other stressed sectors. Our portfolio includes lending under the guarantee scheme and loans where a resolution plan had been implemented and loans to borrowers who had availed moratorium, that may carry higher risks compared to our overall portfolio.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio. Our loans to the power sector as a proportion of total loans declined from 3.1% at March 31, 2019 to 1.7% at March 31, 2023. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels.

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

Our portfolio also includes purchases of retail asset pools of home finance companies and non-banking finance companies, that may expose us to additional risks, including the failure of the underlying borrowers to perform as anticipated, risks arising out of weakness in the financial position or operations of the originators, who are generally responsible for collections and servicing, and additional mark-to-market provisions where the purchases are structured as securitized instruments classified as investments. In addition, challenges in certain sectors like real estate, such as the inability of real estate developers to complete and deliver residential properties for which we have provided loans to customers, may impact the repayment behavior of the customers and result in higher delinquencies and non-performing loans. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs”.

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

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted. The Bank held contingency provisions of Rs. 131.0 billion at March 31, 2023, including contingency provisions of Rs. 56.5 billion made on a prudent basis during fiscal 2023. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

Any adverse economic, regulatory, legal developments and natural disasters like the COVID-19 pandemic could cause further increases in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio and business.

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

Our loans and advances to the retail finance sector constituted 54.2% of our gross advances (gross loans) at March 31, 2023. Our loans and advances to the rural finance sector were 8.1%, services-finance sector were 7.2%, the infrastructure sector (excluding power) were 3.0%, the wholesale/retail trade sector were 4.0%, and the power sector were 1.7% of our gross loans and advances at March 31, 2023.

Banks are subject to the Reserve Bank of India’s framework for large exposures with limits on exposure of banks to a single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base (i.e., Tier 1 capital) at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. At year-end fiscal 2023, our largest single counterparty accounted for 13.3% of our Tier I capital fund. The largest group of connected counterparties accounted for 17.4% of our Tier I capital fund.

Since April 2019, banks have also been subject to the Reserve Bank of India’s guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. Borrowers to be considered for this purpose were those having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 and the limit was reduced to Rs. 100.0 billion from fiscal 2020 onwards. Loans from banks in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning.

These guidelines, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, thereby impacting our earnings. There can be no assurance that we will be successful in controlling the concentration risk and that we will be able to successfully grow our operating profits while controlling non-performing loans and provisions.

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

The Insolvency and Bankruptcy Code enacted in 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the prudential framework for resolution of stressed assets, initially introduced in 2018 and subsequently amended in 2019 by the Reserve Bank of India, requires banks to implement a plan to resolve any overdue account within timelines as approved by the board and may include legal proceedings for insolvency or recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts have been resolved under the Code since fiscal 2019. However, uncertainties continue and there are delays in the resolution of accounts referred under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. There can be no assurance of the level of recovery even in cases where a resolution is achieved.

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

Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

Interest rates in India are impacted by a range of factors including inflation, fiscal deficit and government borrowing, monetary policy and market liquidity.

Due to the reserve requirements of the Reserve Bank of India, we may be more structurally exposed to interest rate risk than banks in other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income Government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on government securities reduces our realized and marked-to-market gains and the value of our fixed income portfolio. The requirement to maintain a large portfolio of government securities and other liquid assets to comply with reserve requirements and the liquidity coverage ratio also has a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. A slower growth in low cost deposits in the form of current and savings account deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. Introduction of higher deposit interest rates, by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive and this could adversely impact our cost of funds.

Effective October 2019, the Reserve Bank of India mandated the linking of interest rates on new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. From April 2020, floating rate loans to medium enterprises were also required to be linked to an external benchmark. Since our funding is primarily fixed rate, volatility in external benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin. At year-end fiscal 2023, approximately 50.0% of the Bank’s domestic loan portfolio was linked to external benchmarks.

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

High and increasing interest rates or greater interest rate volatility and differential movement between external benchmarks underlying loan pricing and our cost of funding may adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio as well as the operations of certain of our subsidiaries.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, some derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. The risk of future pandemics, climate change, the geological situation and related economic disruption have significantly complicated risk management for banks, including us, and we may not be able to effectively mitigate the changes in our risk exposures.

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

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including current and savings account deposits, term deposits from retail customers, term deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than two years with an option of early withdrawal before contractual maturity. A large portion of our assets have medium or long-term maturities, creating the potential for funding mismatches. For instance, our mortgage loans and corporate term loans typically have longer-term maturities compared to our funding profile.

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

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, the level of non-performing loans, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators, investigative agencies, courts and community organizations in response to that conduct. Being a large financial services organization, we are exposed to media coverage and public scrutiny of our business practices, our board of directors, key management personnel, policies and actions. Although we take steps to minimize reputation risk in dealing with such events, we, are inherently exposed to this risk.

We have experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse and the whistleblower complaints regarding alleged incorrect asset classification and other allegations. See also “—Risks that arise as a result of our presence in a highly regulated sector—The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.” Investigations are still going on and we cannot be certain how the investigations by the government and regulatory and other agencies will conclude with regard to the issue of the former CEO and it is possible that the conclusions of these investigations could lead to more negative publicity.

Any additional unfavorable publicity may adversely impact investor confidence and affect the prices of our equity shares and ADSs. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries and affiliate. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest, which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation, claims or disputes by customers, counterparties or other constituents across our businesses.

The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

The loan portfolio of our international branches and banking subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and banking subsidiaries, also exposed to a variety of credit risks in local markets, where our expertise and experience may be limited. Our international profile has also increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.” Business opportunities in these jurisdictions will also determine the growth in our operations.

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

We are repositioning our international business strategy to sharpen our focus on the non-resident Indian community and on India-linked trade. We aim to progressively exit exposures that are not linked to India in a planned manner at our international branches. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and granularity of business. There can be no assurance of our successful execution of this strategy. Moreover, the risk of future pandemics and financial crises may also increase challenges for our international branches and banking subsidiaries. If we are unable to manage these risks, our business would be adversely affected. The classification of the loan portfolio of our international branches and banking subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail, rural and small business loan portfolios exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. We continue to focus on scaling up our retail lending volumes and have seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. Retail lending, including unsecured retail credit, has been an important driver of growth for the Indian banking system. We have also entered into partnerships with technology companies with large customer bases to offer co-branded credit products and as well as with non-banking financial companies for co-origination and/or purchases of loans. We intend to continue to pursue similar partnerships.

While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform according to our expectations or that there would not be any adverse developments in these businesses in the future. We use data analytics extensively in our lending to retail and small business customers, and there can be no assurance that these analytical models will perform as intended. Our focus on partnerships with other entities to grow our portfolio may not yield the desired results and may lead to additional risks. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the prices of our equity shares and ADSs.

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

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The expansion of existing competitors or the entry of new competitors could increase competition for products and services. There could be greater competition for business opportunities if there is a slowdown in growth in the Indian banking sector. The establishment of account aggregators, permitted by the Reserve Bank of India, facilitates sharing of customer data with different financial service providers from whom customers may be seeking loans or other products and may increase competition by making it easier for new entrants to onboard customers at a lower cost than traditional models. A large private sector bank in India has executed a merger of its parent company, which is a large housing finance company, with itself, leading to a significant increase in size and scale for the bank. Further, a large private sector bank in India completed the acquisition of the consumer businesses of a foreign bank operating in India, which will consolidate the bank’s position in certain retail products. These moves may significantly impact competition in the industry, especially for deposits and retail products.

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. The emergence of new platforms, or new operating models or new types of banks or other entities offering digital banking solutions, are trends that could increase competitive pressures on banks, including us. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share or reduced profitability or both, for existing players. There is no assurance that we will be able to continue to respond promptly to new technological developments, and be in a position to participate in new market opportunities or dedicate resources to upgrade our systems and compete with new players entering the market. See also “—Risks relating to technology—The growing use of technology in banking and financial services creates additional risks of competition, reliability and security”.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including non-compliance with internal processes, clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management as well as our regulators are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail, small business and rural lending, our international business and our insurance businesses, and our extensive use of digital technology, expose us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws, employee tampering, manipulation of those systems and deficiency in access control management will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for instance, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us.

We also outsource some functions, like collections, sourcing of retail loans and management of ATMs to other agencies and hence we are also exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures proves inadequate, or is circumvented, thereby causing delays in detection or errors in information. We are also exposed to operational risks from transactions with other financial institutions and intermediaries. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties.

In addition, regulators or governmental authorities or courts may also hold banks, including us, liable for losses on account of customer errors such as inadvertent sharing of confidential account related information. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “Business—Risk Management—Market Risk—Operational Risk”.

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

Certain of our borrowers enter into derivative contracts to manage their foreign exchange risk exposures. Volatility in exchange rates may result in increased mark-to-market losses in derivative transactions for our clients. Upon the maturity or premature termination of the derivative contracts, these mark-to-market losses become receivables owed to us. Consequently, we become exposed to various kinds of risks including but not limited to credit risk, market risk and exchange risk.

Exchange rates are impacted by a number of factors including volatility of international capital markets, geo-political events, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. During fiscal 2022, several factors impacted the exchange rate including the second and third wave of the COVID-19 pandemic, geo-political tensions due to the crisis in Ukraine and sanctions on Russia, and deterioration in economic conditions following a sharp rise in global crude oil prices and increase in inflation in developed economies. The rupee depreciated to Rs. 75.87 per U.S. dollar at March 31, 2022 from Rs. 73.17 per U.S. dollar at March 31, 2021.

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the U.S. dollar. The rupee depreciated to Rs. 82.19 per U.S. dollar at March 31, 2023. This was following the tightening of monetary policy by the U.S. Federal Reserve due to rising inflation concerns including the failure of three regional banks in the U.S. and a bank in Europe; the ongoing war between Russia and Ukraine and the sanctions imposed on Russia. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

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

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, we have undertaken mergers and acquisitions. In some cases, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. For example, the Government of India announced the amalgamation of 10 public sector banks into four larger banks from April 2020 as part of a consolidation measure to create fewer banks that are individually larger in scale. We may in the future examine and seek opportunities for acquisitions. Our subsidiaries in India may also undertake mergers, acquisitions and takeovers in India or internationally.

We may also increase or reduce our shareholding in our subsidiaries and affiliates, or divest other existing businesses wholly or partially, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. Mergers and acquisitions by our subsidiaries could lead to reduction in our shareholding in such subsidiaries (including to below majority ownership in certain subsidiaries), and under applicable law that may require us to reduce our shareholding to 30.0% or less, unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions including divestment to the required level of 30.0% within a specified timeframe. During fiscal 2022, following the completion of a previously announced all-stock merger by ICICI Lombard General Insurance Company, the Bank’s shareholding in ICICI Lombard General Insurance decreased to 48.1%, and ICICI Lombard General Insurance ceased to be a subsidiary of the Bank. To reduce its shareholding in ICICI Lombard General Insurance to 30.0%, the Bank was granted time until September 2023, which was further extended to September 2024. In May 2023, the Board of Directors of the Bank approved an increase in shareholding in ICICI Lombard General Insurance Company, in multiple tranches up to 4.0% additional shareholding, to ensure compliance with the Banking Regulation Act, 1949 and make ICICI Lombard General Insurance Company a subsidiary of the Bank. This will be subject to the receipt of necessary regulatory approvals.

At March 31, 2023, ICICI Bank held 74.85% of the equity shares of its broking subsidiary, ICICI Securities Limited (ICICI Securities), and the balance 25.15% equity shares were held by the public. In June 2023, the Board of Directors of the Bank approved the draft scheme of arrangement for delisting of equity shares of our broking subsidiary, ICICI Securities Limited (“ICICI Securities”), by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in ICICI Securities, thereby making ICICI Securities a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals from the shareholders and creditors of the Bank and ICICI Securities, Reserve Bank of India, the National Company Law Tribunal, BSE Limited and the National Stock Exchange of India Limited and other statutory and regulatory authorities, under applicable law. Pursuant to the Scheme, public shareholders of ICICI Securities would be allotted 67 equity shares of ICICI Bank for every 100 equity shares of ICICI Securities.

Any future acquisitions or mergers or takeovers, whether by us or our subsidiaries, may involve a number of risks, Risks may include the possibility of a deterioration of asset quality, quality of business and business operations, financial impact of employee related liabilities, and diversion of our management’s attention required to integrate the acquired business. Risks may include the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets. We are also at risk of liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices. Some or all of these risks could have an adverse effect on our business or that of our subsidiaries.

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

We are regularly assessed by the Government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 82.5 billion in additional taxes in excess of our provisions at March 31, 2023. These additional tax demands mainly relate to income tax, service tax, goods and services tax, sales tax and value added tax demands by the Government of India’s tax authorities for past years. The amount of Rs. 82.5 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 34.9 billion, of which Rs. 30.5 billion mainly relates to bad debts written off, broken period interest and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court of India decisions in own or other similar cases, and Rs. 3.6 billion relating to error requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. Further, we are subject to various inquiries by the tax authorities through ongoing investigations/ notices which mainly consist of levy of service tax on deemed services provided by banks to customers maintaining specified minimum balances in their deposit accounts and denial of goods and services input tax credit on non-cashless settlements and marketing expenses in the case of our insurance subsidiary and affiliate. These issues are industry wide issues and the ICICI Group is contesting these issues with the tax authorities. The tax related inquiries are usually not included in contingent liabilities, as we believe that such proceedings will not be upheld by judicial authorities. In one such matter, our life insurance subsidiary has received a show cause cum demand notice from the Directorate General of Goods and Services Tax Intelligence in June 2023, disputing input tax credit being availed and utilised on certain expenses. The Group believes that input tax credit utilised is in compliance with the provisions of applicable laws and is currently in the process of filing its response to the said notice. Accordingly, an amount of Rs. 4.9 billion has been included in contingent liability in the period subsequent to March 31, 2023.

We have contested all of these issues which are the subject matter of investigations initiated or unfavorable orders issued by the tax authorities. While we expect that no additional liability will arise out of these matters based on our consultations with tax counsel and favorable decisions in our own and other cases, wherever applicable, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the prices of our equity shares and ADSs.

There could be a difference in the assessment of our indirect tax liability which may lead to additional demand being raised subsequently by tax authorities. For instance, the service tax authorities, in earlier years, had raised a demand on trusts for certain funds managed by ICICI Venture Funds Management Company Limited (“ICICI Venture”), our private equity subsidiary, including in relation to the amounts retained by the trusts for incurring various expenses, distribution of certain class of unit holders and provisions for certain expenses/losses. This matter is under litigation in the High Court and is pending for resolution.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

We and our group companies, or our or their directors or officers, are often involved in litigations (civil and criminal) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover amounts due from borrowers or because customers seek claims against us or disputes may arise in connection with banking services. In certain instances, former employees have instituted legal and other proceedings against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. Whenever we consider it appropriate and the legal or regulatory guidelines so permit, we may seek to settle or compound legal or regulatory proceedings through consensual process with the concerned claimant or regulator, which may entail monetary payment or receipt or agreeing to non-monetary terms. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in, or the outcomes of any of the litigation or other proceedings or of any settlement or compounding of legal or regulatory proceedings in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

Further, certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture had initiated legal proceedings in Mauritius alleging, among others, mis-selling and mismanagement. The court has stayed the proceedings against ICICI Bank and ICICI Venture. In view of the stay, application for removal of averments/prayers against ICICI Bank and ICICI Venture was made, which was allowed by the court. The plaintiffs subsequently filed an appeal against the order permitting removal of averments/prayers against ICICI Bank and ICICI Venture.

In the same matter, ICICI Venture after receiving a notice from the Securities and Exchange Board of India, settled the matter with the Securities and Exchange Board of India. However, one of the investors in the real estate investment fund, registered in Mauritius has filed a writ petition in the Bombay High Court against, among others, the Securities and Exchange Board of India and ICICI Venture in respect of the settlement order. In the said writ petition, no reliefs have been sought as against ICICI Venture. At present, the writ petition has not been admitted and no notice to ICICI Venture has been issued by the Bombay High Court. See also, “—Risks Relating to Our Business—A determination against us in respect of disputed tax assessments may adversely impact our financial performance.” and “Business—Legal and Regulatory Proceedings”.

We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The Bank’s branch network in India increased from 5,418 branches at March 31, 2022 to 5,900 branches at March 31, 2023. Although we plan to leverage our extensive geographical reach to support growth in our business, our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—Risks Relating to Our Business—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

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

A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options and dependent on the market price of our equity shares. We introduced an employee stock unit scheme aimed primarily at up to the middle-level management employees pursuant to which, stock units will be issued at the face value of Rs. 2.0 per unit, with phased vesting of units based upon the continuation of the employee. However, increased competition, including the entry of new banks into an already competitive sector, may affect our ability to hire and retain qualified employees. See also “Business—Employees”.

Future health epidemics or natural disasters could impact our employees, including senior management. There can be no assurance that this would not impact our ability to manage or conduct our business or the price of our equity shares and ADSs.

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

We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, advanced threats from large language models, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of third parties, damage our systems or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. Like many other large global financial institutions, we have also experienced a few attacks pertaining to distributed denial of services which were intended to disrupt customer access to our main portal. While our monitoring and mitigating controls were able to detect and effectively respond to such incidents, there can be no assurance that these security measures will be successful in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

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

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Some of the newer technologies like quantum computing harnesses the laws of quantum mechanics to solve problems that are too complex for classical computers. Encryption tools are used to secure online communications between parties from any possible attackers. Such newer technologies could pose a threat to the existing encryption protocols and could lead to unauthorized access to internal data. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner. We could also face cybersecurity risks which result in direct loss of money, as has happened with certain other banks in the past where their high value payment systems were compromised resulting in direct monetary loss for the Bank. We also face risks where our customers could lose money because of cyber attacks, and these could result in monetary as well as reputational risks for the Bank.

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

Risks relating to our insurance subsidiary and affiliate

Additional capital requirements of our insurance subsidiary and affiliate or our inability to monetize a part of our shareholding or make further investments in these companies as required may adversely impact our business and the prices of our equity shares and ADSs.

At March 31, 2023, we owned 51.3% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company, and 48.0% of the equity shares of our general insurance affiliate, ICICI Lombard General Insurance Company.

Although our insurance businesses are profitable and we currently do not anticipate they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Risks relating to our insurance subsidiary and affiliate— Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information” and “—Risks relating to our insurance subsidiary and affiliate—Loss reserves for our affiliate’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance affiliate.” Our insurance subsidiary and affiliate may also explore mergers and acquisitions which may lead to issuance of equity shares. Issuance of additional equity shares for these or other reasons would reduce our shareholding, unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its guidelines on financial services provided by banks that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India.

Any additional capital requirements of our insurance companies, restrictions on our ability to capitalize them and a requirement that we reduce or increase our shareholding could adversely impact their growth, our future capital adequacy, our financial performance and the prices of their equity shares and our equity shares and ADSs. See also “Business—Overview of Our Products and Services—Insurance” and “—Risks relating to our insurance subsidiary and affiliate—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.”

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products. Our life insurance subsidiary’s growth and profitability depends on various factors, including the mix of products in its portfolio, its relationship with various partners, regulatory changes and market movements. ICICI Bank is a corporate agent of its insurance subsidiary and accounts for less than 15% of the business volumes of its life insurance subsidiary based on annualised premium equivalent for fiscal 2023. The life insurance subsidiary’s business is well-diversified across its product and distribution mix. While the subsidiary has been making profits since fiscal 2010, there can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

We conduct our general insurance business through our general insurance affiliate, ICICI Lombard General Insurance Company. ICICI Lombard General Insurance Company’s growth and profitability depends on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the Government of India of certain insurance schemes, regulatory changes, climate change factors, changes to tax positions or judgements and market movements. There can be no assurance of the future rates of growth in the insurance business. While this affiliate has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Risks relating to our insurance subsidiary and affiliate—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs.” and “Supervision and Regulation—Regulations Governing Insurance Companies.”

Further, the Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiary and affiliate to change its distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, the impact from any future catastrophes and epidemics or pandemics, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

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

Our life insurance subsidiary monitors its actual experience of these assumptions and if any deviation from assumption is expected to continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves and other actuarial information. Such changes may also impact the valuation of our life insurance subsidiary by existing or potential investors, and the valuation at which any future monetization of our shareholding in the life insurance subsidiary may take place, if at all.

While our life insurance subsidiary monitors its experience and assumptions, events such as the COVID-19 pandemic are not anticipated in setting life insurance reserves. Higher claims due to any such pandemic in the future would have an adverse impact on the earnings and net worth of the subsidiary.

Loss reserves for our affiliate’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance affiliate.

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance company establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. The estimation of the loss reserves relies on several key actuarial steps and assumptions, for example, selection of the actuarial methods by line of business, groupings of similar product lines and determination of underlying actuarial assumptions like expected loss ratios, loss development factors, and loss cost trend factors. Such estimates are made on both a case-by-case basis of claims that have been reported but not settled, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

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

Portions of our general insurance business may cover losses from unpredictable events such as hurricanes, windstorms, epidemics, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism, and epidemics or pandemics. The incidence and severity of these catastrophes in any given period are inherently unpredictable. Although reserves are established after an assessment of potential losses relating to catastrophes covered, there is no assurance that such reserves would be sufficient to pay for all related claims.

In addition, our life insurance subsidiary’s business may incur losses due to increased mortality and morbidity claims of customers, affected by catastrophes and epidemics or pandemics. In addition, catastrophes could result in losses in the investment portfolios of our life insurance subsidiary due to, among other reasons, the failure of its counterparties to perform their obligations or significant volatility or disruption in the financial markets.

Our general insurance company’s operations are exposed to claims relating to catastrophes and epidemics or pandemics. Continuing higher claims related to COVID-19 may adversely impact the profitability of our general insurance company.

Although our insurance subsidiary and affiliate monitor their overall exposure to catastrophes and epidemics and other unpredictable events in each geographic region and determine their underwriting limits related to insurance coverage for losses from such events, the insurance subsidiary and affiliate generally seek to reduce their exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes and epidemics or pandemics in future may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or results of operations.

Risks Relating to ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

Our ADS holders have no voting rights, while holders of our equity shares do have voting rights. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. See also “Major Shareholders”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

In August 2020, we raised Rs. 150.00 billion (US$ 2.0 billion) of equity capital through a Qualified Institutions Placement. We may in the future conduct additional equity offerings to fund the growth of our business. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employees Stock Option Scheme and Employees Stock Unit Scheme. We constantly evaluate different financing options and any future issuance of equity shares or ADSs or exercise of employee stock options that would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

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

Restrictions on reissuance and deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

Under current Indian regulations, an ADS holder who surrenders ADSs and withdraws equity shares may deposit those equity shares again in the depositary facility in exchange for ADSs. An investor who has purchased equity shares in the Indian market may also deposit those equity shares in the ADS program. However, the deposit of equity shares may be subject to securities law restrictions and the restriction that the cumulative aggregate number of equity shares that can be deposited as of any time cannot exceed the cumulative aggregate number represented by ADSs converted into underlying equity shares as of such time. Further, the number of equity shares that can be deposited in exchange of ADSs or the number of reissuances of the ADSs may be restricted subject to any amendment in the overall size of the ADS program. These restrictions increase the risk that the market price of our ADSs will be below that of the equity shares.

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

At March 31, 2023, the Life Insurance Corporation of India held 6.2% of our outstanding equity shares and SBI Mutual Fund along with other entities in the SBI Group held 7.7% of our outstanding equity shares. See also “Major Shareholders”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for a single shareholder of 26.0%. Deutsche Bank Trust Company Americas held 19.1% of our equity shares at March 31, 2023 and must vote these shares as directed by our Board of Directors.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Following the outbreak of the COVID-19 pandemic in early 2020, the benchmark S&P BSE Sensex declined during the three months ended March 31, 2020 by 28.6%. During this period, several listed securities were impacted, including our securities. The index has subsequently recovered and at June 30, 2023, the S&P BSE Sensex closed at 64,719. Even before the volatility caused by the COVID-19 pandemic, volatility in the Indian stock markets have created temporary concerns regarding our exposure to the equity markets. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

Investors who purchase ADSs are required to pay for ADSs in U.S. dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into U.S. dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “—Risks Relating to ADSs and Equity Shares—Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Controls”.

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

MAJOR SHAREHOLDERS

Shareholding Structure and Relationship with Government of India

The following table sets forth, at June 30, 2023, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	6.1	429,892,591
Other Government-controlled institutions, insurance companies, reinsurers, corporations and banks	0.7	50,314,193
Total government-controlled shareholders	6.9	480,206,784

Other Indian Investors:
SBI Mutual Fund	5.9	410,693,963
ICICI Prudential Mutual Fund	3.0	210,909,032
HDFC Mutual Fund	2.4	170,813,777
National Pension Scheme Trust	2.1	145,419,837
UTI Mutual Fund	1.9	134,956,158
Aditya Birla Sun Life Mutual Fund	1.3	94,180,586
Kotak Mahindra Mutual Fund	1.3	89,932,811
Nippon Life India Mutual Fund	1.2	83,381,375
Axis Mutual Fund	1.0	71,358,162
SBI Life Insurance Company Limited	1.2	81,786,288
Mirae Asset Mutual Fund	1.1	76,125,930
Other mutual funds and alternative investment funds	4.9	345,191,481
Private sector insurance companies other than SBI Life Insurance Company	2.3	158,507,276
Other private sector corporations and financial institutions	1.2	87,109,402
Investor education protection fund	0.1	8,185,782
Individual domestic investors(1),(2)	6.4	447,603,052
Total other Indian investors	37.4	2,616,154,912
Total Indian investors	44.3	3,096,361,696

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	19.3	1,352,219,913
Government of Singapore	2.7	189,100,025
Dodge and Cox International Stock Fund	1.1	80,206,480
Europacific Growth Fund	1.0	73,046,757
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	31.5	2,205,715,551
Total foreign investors	55.7	3,900,288,726
Total	100.0	6,996,650,422

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.01% of ICICI Bank’s equity shares at June 30, 2023.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 6.9% at June 30, 2023 against 7.6% at June 30, 2022 and 7.0% at June 30, 2021. The holding of Life Insurance Corporation of India was 6.1% at June 30, 2023 against 6.7% at June 30, 2022 and 5.9% at June 30, 2021.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association include a provision for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. At present, there is no representative of the government of India on our Board. At June 30, 2023, we do not have government guaranteed borrowings outstanding. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 37.4% at June 30, 2023 against 38.9% at June 30, 2022 and 33.5% at June 30, 2021. The total holding of Indian investors was 44.3% at June 30, 2023 against 46.5% at June 30, 2022 and 40.5% at June 30, 2021. The holding of foreign investors was 55.7% at June 30, 2023 against 53.5% at June 30, 2022 and 59.5% at June 30, 2021. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has established a limit of 26% on the voting rights of a single shareholder in a banking company. Deutsche Bank Trust Company Americas holds the equity shares represented by about 676 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares (ADS). The ADS are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas (as depositary) which held 19.3% of our equity shares at June 30, 2023, must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Supervision and Regulation—Structural Reforms— Amendments to the Banking Regulation Act” and “Supervision and Regulation—Ownership and Voting Restrictions”.

Related Party Transactions

In fiscal 2023, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

For fiscal 2023, the following parties were identified as our associates/other related entities: ICICI Lombard General Insurance Company Limited, Arteria Technologies Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth and Cheryl Advisory Private Limited.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2023: Mr. Sandeep Bakhshi, Mr. Anup Bagchi, Mr. Sandeep Batra, Mr. Rakesh Jha (with effect from September 2, 2022) and Ms. Vishakha Mulye (up to May 31, 2022). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, children’s spouses, grand children, grand children’s spouses, siblings, sibling’s spouses, parents, maternal grandparents and paternal grandparents. We have applied the Indian GAAP standard and Reserve Bank of India Act, 1934 in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2023, we received insurance premiums from our associates/other related entities amounting to Rs. 55 million, from key management personnel of the Bank amounting to Rs. 3 million and from the close family members of key management personnel amounting to Rs. 1 million. The premiums received were towards cover for life insurance and investment linked insurance plans. The material transactions during fiscal 2023 included Rs. 54 million of premium received from ICICI Lombard General Insurance Company Limited.

During fiscal 2023, we paid insurance premiums amounting to Rs. 3.5 billion to ICICI Lombard General Insurance Company Limited. The premiums paid were towards cover for health insurance, personal accident and miscellaneous items.

During fiscal 2023, we paid claims including maturity, annuity and policy surrender value to our associates/other related entities amounting to Rs. 19 million and to key management personnel of the

Bank amounting to Rs. 1 million. The material transactions during fiscal 2023 included Rs. 16 million paid to ICICI Lombard General Insurance Company Limited.

During fiscal 2023, we received claims towards health, personal accident, fire, motor and other miscellaneous items amounting to Rs. 163 million from ICICI Lombard General Insurance Company Limited.

Income from services rendered

During fiscal 2023, we earned income from services rendered to our associates/other related entities amounting to Rs. 1.4 billion, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 2 million. These transactions primarily arose from marketing and promotion fee, sponsorship and banking service fee, arranger fees and bank charges. The material transactions during fiscal 2023 included Rs. 1.3 billion of income from services received from ICICI Lombard General Insurance Company Limited.

Income from Shared Services

During fiscal 2023, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from our associates/other related entities amounting to Rs. 327 million. The material transactions during fiscal 2023 included recovery of Rs. 262 million from ICICI Lombard General Insurance Company Limited and recovery of Rs. 37 million from ICICI Foundation for Inclusive Growth.

Expenses for shared services and other payments

During fiscal 2023, we paid cost towards sharing of premises, corporate infrastructure facilities and technology services to our associates/other related entities amounting to Rs. 1 million.

Expenses for services received

During fiscal 2023, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 15.7 billion. These transactions primarily pertain to availing manpower services for certain activities of the Bank and expenses towards providing basic banking services. The material transactions during fiscal 2023 included Rs. 10.4 billion in expenses for services paid to I-Process Services (India) Private Limited and Rs. 5.2 billion in expenses for services paid to ICICI Merchant Services Private Limited.

Investments in Securities Issued by Related Parties

During fiscal 2023, we invested Rs. 1.9 billion in securities issued by India Infradebt Limited.

Issuance of Securities to Related Parties

During fiscal 2023, we issued securities amounting to Rs. 1.0 billion to ICICI Lombard General Insurance Company Limited.

Redemption/buyback of Investments

During fiscal 2023, we paid Rs. 1.6 billion to ICICI Lombard General Insurance Company Limited on account of redemption of bonds.

Purchase of Investments

During fiscal 2023, we purchased securities of Rs. 1.6 billion from ICICI Lombard General Insurance Company Limited.

Interest Expenses

During fiscal 2023, we paid interest on bond borrowings and deposits accepted to our associates/other related entities amounting to Rs. 205 million, to our key management personnel amounting to Rs. 15 million and to the close family members of key management personnel amounting to Rs. 5 million. The material transactions during fiscal 2023 included Rs. 141 million of interest paid to ICICI Lombard General Insurance Company Limited and Rs. 26 million of interest paid to ICICI Merchant Services Private Limited.

Interest Earned

During fiscal 2023, we received interest on investments in bonds and loans from our associates/other related entities amounting to Rs. 435 million and from our key management personnel amounting to Rs. 3 million. The material transaction during fiscal 2023 included Rs. 421 million of interest received from India Infradebt Limited.

Purchase of Fixed assets

During fiscal 2023, we purchased fixed assets from our associates/other related entities amounting to Rs. 3 million.

Dividend Income

During fiscal 2023, we received dividend income from our associates/other related entities amounting to Rs. 2.3 billion. The material transaction during fiscal 2023 was Rs. 2.2 billion of dividend received from ICICI Lombard General Insurance Company Limited.

Gain/(loss) on Foreign Exchange and Derivative Transactions (Net)

During fiscal 2023, we earned income on foreign exchange and derivative transactions from ICICI Lombard General Insurance Company Limited amounting to Rs. 51 million.

CSR related reimbursement of expenses

During fiscal 2023, we reimbursed expenses to ICICI Foundation for Inclusive Growth amounting to Rs. 4.4 billion for corporate social responsibility related activities.

Dividend Paid

During fiscal 2023, we paid dividends to our key management personnel, amounting to Rs. 3.2 million and to the close family members of key management personnel, amounting to Rs. 0.7 million.

Value of ESOPs exercised

During fiscal 2023, our key management personnel exercised ESOPs amounting to Rs. 306 million. The value of ESOPs exercised during fiscal 2023 by Mr. Sandeep Bakhshi was Rs. 27 million, by Mr. Anup

Bagchi was Rs. 183 million, by Mr. Sandeep Batra was Rs. 22 million and by Ms. Vishakha Mulye was Rs. 74 million.

Sale of Investments

During fiscal 2023, we sold securities to our associates/other related entities amounting to Rs. 31.7 billion. The material transactions during fiscal 2023 included Rs. 24.6 billion of securities sold to ICICI Lombard General Insurance Company Limited and Rs. 7.0 billion of securities sold to India Infradebt Limited. Sale of securities included government securities and corporate bonds/debentures in secondary market.

Donations Given

During fiscal 2023, we gave donations to ICICI Foundation for Inclusive Growth amounting to Rs. 565 million.

Sale of Fixed assets

During fiscal 2023, we sold fixed assets to our key management personnel amounting to Rs. 0.2 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2023
		(in million)
Deposits from related parties held by us	Rs.	2,603
Payables to related parties		3,717
Our investments in related parties		24,864
Investments of related parties in the Group		1,600
Loans and advances to related parties(2)		191
Receivables from related parties		1,539
Guarantees issued by us for related parties		63

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2023
		(in million)
Deposits from key management personnel	Rs.	261
Payables to key management personnel		0.4
Investments in our shares held by key management personnel		1
Loans and advances to key management personnel(3)		86

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2023
		(in million)
Deposits from close family members of key management personnel	Rs.	96
Payables to close family members of key management personnel		1

Items	At year-end fiscal 2023
(in million)
Investments in our shares held by close family members of key management personnel	0.2
Loans and advances to close family members of key management personnel(2)	0.4

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2023
		(in million)
Deposits from key management personnel	Rs.	421
Payables to key management personnel		0.4
Investments in our shares held by key management personnel		2
Loans and advances to key management personnel(3)		139

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2023
		(in million)
Deposits from close family members of key management personnel	Rs.	267
Payables to close family members of key management personnel		1
Investments in our shares held by close family members of key management personnel		0.3
Loans and advances to close family members of key management personnel(2)		2

(1)	Insignificant amount.

(2)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Joint Ventures and Affiliates

From fiscal 2008, I-Process Services (India) Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited were accounted as equity affiliates in consolidated financial statements.

From fiscal 2010, ICICI Merchant Services Private Limited was accounted as an equity affiliate in the consolidated financial statements.

From fiscal 2013, India Infradebt Limited was accounted as an equity affiliate. From fiscal 2015, India Advantage Fund-III and India Advantage Fund-IV were accounted as equity affiliates. From fiscal 2019, Arteria Technologies Private Limited was accounted as an equity affiliate. From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate.

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, and private equity products and services through our specialized subsidiaries and affiliates. Our consolidated total assets at year-end fiscal 2023 were Rs. 19,584.9 billion. Our consolidated capital and reserves and surplus including employees’ stock options outstanding at year-end fiscal 2023 were Rs. 2,145.0 billion and our consolidated net profit (after minority interest) for fiscal 2023 was Rs. 340.4 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to large corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 5,900 branches and 16,650 ATMs and cash recycler machines in India at year-end fiscal 2023.

Our international franchise focuses on four strategic pillars, namely the (a) non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising foreign multinational companies investing in India, Indian companies present in overseas markets, and back-offices of multinational companies located in India; (c) trade ecosystem, comprising primarily India-linked trade transactions; and (d) funds ecosystem, to capture foreign investment flows into India . At year-end fiscal 2023, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Hong Kong, the United States (New York),Bahrain, Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and IFSC Banking Unit, Gandhinagar, Gujarat. At year-end fiscal 2023, we had representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), Bangladesh, Nepal, Malaysia, United States (Texas and California), Sri Lanka and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. See also “Risk factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations”.

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

Our affiliate, ICICI Lombard General Insurance Company Limited provides a wide range of general insurance products. The Bank’s holding in ICICI Lombard General Insurance Company Limited was 48.0% at March 31, 2023. In May 2023, the board of directors of ICICI Bank Limited approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to regulatory approvals.

Our subsidiary ICICI Securities Limited is engaged in equities underwriting, securities broking and distribution of financial products. Our subsidiary ICICI Securities Primary Dealership Limited is engaged in underwriting and primary dealership of government securities. Our private equity fund management subsidiary ICICI Venture, manages funds that make private equity investments. On June 29, 2023, the boards of directors of ICICI Bank Limited and ICICI Securities Limited approved a draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited by issuing equity shares of ICICI Bank to the public shareholders of ICICI Securities Limited in lieu of cancellation of their equity shares in ICICI Securities Limited, thereby making ICICI Securities a wholly-owned subsidiary of ICICI Bank Limited, subject to requisite approvals. The public shareholders of ICICI Securities Limited will be allotted 67 equity shares of ICICI Bank Limited for every 100 equity shares of ICICI Securities Limited.

Our legal name is ICICI Bank Limited, but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 6173 and our website address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akshay Chaturvedi, Country Head, ICICI Bank Limited, New York Branch, 575 Fifth Avenue, 26th floor, Suite 2600, New York, New York 10017.

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

Strategy

In fiscal 2023, we maintained our strategic focus on profitable growth in business within the guardrails of risk and compliance. We grew our credit portfolio with a focus on granularity and saw healthy growth across our retail and business banking and wholesale portfolios. We continued to focus on holistically serving our clients and their ecosystems. We sought to maintain and enhance our liability franchise. We focused on maintaining a strong balance sheet, with robust liquidity, prudent provisioning and healthy capital adequacy. Our capital adequacy ratios were significantly above regulatory requirements at March 31, 2023.

Going forward, we will continue with our strategic focus on growing the profit before tax excluding treasury income i.e. the core operating profit less provisions in a risk-calibrated manner. Our Risk Appetite and Enterprise Risk Management framework sets out our risk appetite, including a limit framework for various risk categories. We will focus on growing our loan portfolio in a granular manner based on risk and reward, with focus on return of capital and containment of provisions within targeted levels. We have no specific targets for loan mix or segment-wise loan growth. We will aim to continue to grow our deposit franchise, maintain a stable and healthy funding profile and our competitive advantage in cost of funds.

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

Focus on ecosystems

We aim to serve all financial requirements of customers and their ecosystems. Using ICICI STACK for Corporates, we offer customized solutions to corporates and their network of employees, vendors, dealers and other parts of their ecosystems. We focus on capturing the fund flows in the corporate’s supply chain with dealers and vendors by offering various digital solutions. Our ecosystem branches house multi-functional teams required to grow customer relationships and bring the entire bouquet of services of the Bank to clients and their ecosystems. Our “Merchant Stack” provides a wide range of banking and value added services to the merchant ecosystem comprising retailers, online businesses and large e-commerce firms.

Focus on micro markets

The Bank follows a micro-market-based approach to create an efficient distribution and resource allocation strategy. Our data analytics capabilities enable us to analyze relevant geographical, demographic and economic data combined with internal data to identify locally relevant opportunities. This also includes allocating appropriate resources and strengthening the branch network where required.

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

Leveraging technology and digital across businesses

The Bank has embarked on a journey to transform from Bank to BankTech, with a focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the key pillars of scalability, modularity, flexibility, agility, resilience and reliability, and creating delightful and digitally native customer experiences to enable sustainable profitable growth.

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

Risk and compliance culture

The Bank recognizes the importance of establishing an effective framework and supporting processes so that all employees seek to exhibit desired behaviours aligned to the Risk and Compliance Culture Policy. The Bank aims to uphold a strong risk and compliance culture throughout the Bank. The Risk and Compliance Culture Policy establishes the risk and compliance culture guiding principles and the framework for implementation of the same. The Bank has identified five guiding principles for risk and compliance culture across the organization:

i)	Fair to Customer, Fair to Bank,

ii)	One Bank, One Team,

iii)	Return of Capital is Paramount,

iv)	Agile Risk Management,

v)	Compliance with Conscience.

The effective implementation of the policy includes a governance framework with roles and responsibilities of the Board, Managing Director & Chief Executive Officer and Executive Directors and the Risk and Compliance Culture Council.

We are focused on the principles of “Return of Capital” emphasizing the need to conserve capital as paramount, “One Bank, One Team, One RoE” emphasizing the need to maximize our share of the target opportunity across all products and services, and the principle of “Fair to Customer, Fair to Bank” emphasizing the goal of delivering fair value to customers, while creating value for shareholders. The Bank-level core operating profit and containing the total provisions within a certain level of core operating profit of the Bank are key performance indicators for the Bank’s leadership team. We seek to sell products and offer services which meet societal needs and are in the interest of our customers. We focus on building a culture where every employee upholds this principle and serves customers with humility. We aim to be the trusted financial services provider of choice for our customers.

Overview of Our Products and Services

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, and fee based products and services like credit, debit and prepaid cards, depositary share accounts and distribution of third party investment and insurance products.

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans, personal loans, credit cards, consumer durable goods financing, loans against time deposits and loans against securities. We also fund dealers who sell automobiles and commercial vehicles. Up to fiscal 2020, we reported business banking and various products of our rural portfolio such as loans against jewellery, kisan credit card as a part of our retail lending activities. From fiscal 2022, we started presenting business banking and products of rural portfolio separately.

Our suite of products and services for retail customers includes savings, investment, credit and protection products, along with convenient payment and transaction banking services. Our retail portfolio consists largely of secured lending, with growth based on proprietary data and analytics in addition to credit bureau checks. Our deposit franchise enables us to offer competitive pricing. We also leverage our existing customer database for sale of key retail asset products through cross-sell and up-sell. Our underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, affluence markers, credit bureau data and demographics. We utilize multiple data points including liability and asset relationships, transaction behavior and bureau behavior along with proprietary machine learning and statistical models for making credit decisions.

The following table sets forth, at the dates indicated, the breakdown of the Group’s gross retail finance portfolio.

	At March 31,
	2022		2023		2023	2023
	(Rs. in billions)				(% share)	(US$ in millions)
Home loans	Rs.	3,323.8	Rs.	3,782.8	62.9%	US$	46,024
Automobile loans		406.5		499.8	8.3		6,081
Commercial business loans(1)		266.0		278.6	4.6		3,391
Others(2)		129.9		151.9	2.5		1,849
Total secured retail finance portfolio		4,126.2		4,713.1	78.3		57,345
Personal loans		632.8		883.2	14.7		10,745
Credit card receivables		254.7		384.2	6.4		4,674
Others(3)		26.7		34.9	0.6		425
Total unsecured retail finance portfolio		914.2		1,302.3	21.7		15,844
Total retail finance portfolio	Rs.	5,040.4	Rs.	6,015.4	100%	US$	73,189

(1)	Includes commercial vehicles and construction equipment.

(2)	Includes two-wheeler loans, loan against securities and dealer financing.

(3)	Primarily includes dealer financing.

Home Loans

Our home loan portfolio includes loans for purchase and construction of homes and by mortgaging residential or commercial properties. We also offer instant top-up on home loans   to existing home loan customers. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The initial repayment term of home loans is 15 to 20 years with payments in the form of equal monthly installments. The credit process includes cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined at the Bank.

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

Our home loans primarily have floating interest rates linked to the repo rate of the Reserve Bank of India. Home loans are repaid in equated monthly installments over the tenor of the loan. An increase in the repo rate will increase the interest rate on home loans and a decrease in the repo rate will decrease the interest rate on home loans. When interest rates on home loans increase, the tenor of the loan is extended and in instances where this is not possible, the equated monthly installments of the loan are increased. Borrowers are given options to increase their installments instead of tenure. When interest rates on home loans decrease, the tenor of the loan is reduced leaving the equated monthly installments unchanged, unless borrowers opt to reduce the installment amount. See also “Risk factors—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. The loan portfolio of ICICI Home Finance Company Limited increased by 21% from Rs. 145.0 billion at March 31, 2022 to Rs. 175.4 billion at March 31, 2023. The total assets under management, including securitized assets, increased from Rs. 178.7 billion at March 31, 2022 to Rs. 220.4 billion at March 31, 2023. ICICI Home Finance Company Limited raises funds through term loans from banks (including external commercial borrowings), bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. At March 31, 2023, ICICI Home Finance Company Limited had a branch network of 200 branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. ICICI Bank Canada held total residential mortgages amounting to CAD 3,741 million (Rs. 227.0 billion) at year-end fiscal 2023 as compared to CAD 3,692 million (Rs. 223.3 billion) at year-end fiscal 2022. This includes mortgages of CAD 2,336 million (Rs. 141.7 billion) at year-end fiscal 2023 as compared to CAD 2,400 million (Rs. 145.2 billion) at year-end fiscal 2022 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 1,356 million (Rs. 82.3 billion) at year-end fiscal 2023 as compared to CAD 1,223 million (Rs. 74.0 billion) at year-end fiscal 2022 and insured mortgages of CAD 52 million (Rs. 3.2 billion) at year-end fiscal 2023 as compared to CAD 69 million (Rs. 4.2 billion) at year-end fiscal 2022.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equal monthly installments. The interest rate is based on factors such as bureau score, customer relationship, car segment and tenure of loan, among others, for new automobiles and asset age car segment coupled with product variant like top-up or refinance, for used automobiles.

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equal monthly installments. Our commercial business customers include individuals to large fleet operators, contractors, hirers as well as captive customers. Our commercial vehicles portfolio is not concentrated, with the top 20 customers contributing approximately 2.5% of the commercial vehicles portfolio at year-end fiscal 2023.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Personal loans and credit card receivables have fixed interest rates. We offer a range of instant personal loans and credit cards that are accessible entirely through our digital channels. Our average personal loan size is about Rs 0.7 million with average tenor about 4.5 years and average yields about 12.0%.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products with special features targeted at specific customer segments such as high net worth individuals, defense personnel, trusts and business owners. We also offer real-time account opening and activation to savings account customers, through enhanced system-driven validations. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. At year-end fiscal 2023, we had a debit card base of approximately 33 million cards compared to 37 million cards at year-end fiscal 2022. The decline was due to closure of dormant and inactive accounts during fiscal 2023.

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

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, loans against gold jewellery along with personal loans, financing against warehouse receipts, farm equipment loans and affordable housing finance and auto and two-wheeler loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The rural banking portfolio of the Bank grew by 13.5% from Rs. 795.1 billion at year-end fiscal 2022 compared to Rs. 902.1 billion at year-end fiscal 2023.

The following table sets forth, at the dates indicated, the breakdown of the Bank’s gross rural finance portfolio.

	At March 31,
	2022		2023		2023	2023
	(in billion)				% share	(US$ in million)
Farmer finance[1]	Rs.	241.0	Rs.	252.2	28.0%	US$	3,068
Loans against jewellery		208.2		229.8	25.5		2,796
Rural business credit		193.8		231.5	25.7		2,816
Others[2]		152.1		188.6	20.8		2,296
Rural advances	Rs.	795.1	Rs.	902.1	100%	US$	10,976

1. Includes kisan credit card

2. Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding.

Our rural banking operations primarily focus on four main ecosystems identified in the rural market, which include farmers, dealers, self-employed persons and micro-entrepreneurs.

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

Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at year-end fiscal 2023, we had a network of 5,900 branches, of which 51.4% were in rural and semi-urban areas with 651 branches in villages that were previously unbanked. As at March 31, 2023, we had 4,299 ATMs and cash recycler machines in rural areas. See also, “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”. At year-end fiscal 2023, more than 9,500 customer service points were enabled through our business correspondent network.

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

Commercial Banking for Small and Medium Enterprises and Business Banking

Our business banking and small and medium enterprises customers include proprietorship firms, partnership firms and public/private limited companies. We offer a wide spectrum of banking products and solutions to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and robust monitoring. More than 90% of our business banking portfolio has collateral covering more than 100% of the outstanding value of the loan. The loans are generally secured by collateral in the form of property apart from a charge on current assets. Our small and medium enterprise portfolio consists of enterprises with a turnover of up to Rs. 2.5 billion. We offer a wide spectrum of banking products and solutions to small and medium enterprises to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. We offer digital solutions for on-boarding, payments and collections, lending and cross-border transactions. We focus on providing parameterized and programme-based lending for small and medium enterprises, which is granular, adequately-collateralized and regularly monitored. The loans are generally secured by collateral in the form of property apart from a charge on current assets. The small and medium enterprises portfolio of the Bank grew by 19.2% from Rs. 404.5 billion at year-end fiscal 2022 compared to Rs. 482.2 billion at year-end fiscal 2023. The business banking portfolio grew by 34.9% from Rs. 534.4 billion at year-end fiscal 2022 compared to Rs. 721.1 billion at year-end fiscal 2023.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms, tapping corporate ecosystems and ongoing efforts towards process decongestion.

Following the COVID-19 pandemic, we have provided financial assistance to clients based on various Government of India schemes, which includes providing moratorium on loan repayment and emergency credit lines to eligible small and medium enterprise customers. We had disbursed about Rs. 204.6 billion to our retail and micro, small and medium enterprises customers under the Government of India’s Emergency Credit Line Guarantee Scheme until year-end fiscal 2023.

Commercial Banking for Corporate Customers

Our product suite for corporate customers includes working capital and term loan products and transaction banking services, fee and commission-based products and services, deposits and foreign exchange and derivatives products across trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. Our approach has been to deepen our partnership and support to clients through their life cycle. Our corporate customer base includes top business houses, large and medium private and public sector companies, financial institutions, banks, non-bank finance companies, private equity funds and financial sponsors. We have established relationships with multinational companies operating in India, and financial sponsors, including private equity funds and their investee companies. We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. The transaction banking services offered include account related services, payment and collection services, domestic and cross border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. In addition to leveraging the physical branch network, we have expanded our capabilities for providing transaction banking services to our customers from 211 locations at year-end fiscal 2022 to 225 locations at year-end fiscal 2023. Many of these expanded branch capabilities are in the factory/township premises of certain large conglomerates in the country.

Corporate Loan Portfolio

Our corporate loan portfolio consists of term loan products and working capital financing in the form of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. The domestic corporate portfolio of the Bank grew by 20.7% from Rs. 1,903.6 billion at year-end fiscal 2022 compared to Rs. 2,298.2 billion at year-end fiscal 2023. For further details on our loan portfolio, see “Selected Statistical Information—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest on the fixed assets of the borrower although some of our financing is also extended on an unsecured basis.

Fee and Commission-Based Activities

We generate fee income through our lending, transaction banking, syndication and foreign exchange related solutions provided to our corporate customers. We also offer our corporate customers a wide variety of fee and commission-based products and services including documentary credits, standby letters of credit (called guarantees in India), collection and payment of export/import bills and cash management services, including collection, payment and remittance services.

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

At year-end fiscal 2023, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for Global Depository Receipts (“GDR”) investors were Rs. 19,566.0 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Commercial Banking for International Customers

Our international franchise focuses on four strategic pillars, namely (a) the non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising foreign multinational companies investing in India, Indian companies present in overseas markets, and back-offices of multinational companies located in India; (c) trade ecosystem, comprising primarily India-linked trade transactions; and (d) funds ecosystem, to capture foreign investment flows into India. During fiscal 2023, we continued to progress in our strategic objective of reducing the non-India linked exposures in a planned manner. Further, our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk mitigation and granularity of business.

Many of the products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2023 were Rs. 731.9 billion and total advances were Rs. 341.1 billion compared to total assets of Rs. 866.0 billion and total advances were Rs. 412.8 billion at year-end fiscal 2022. The year-on-year decrease in our overseas branches loan portfolio was primarily due to decline in the India-linked trade finance portfolio. Our overseas branches are funded by bond issuances, bilateral/syndicated loans from banks, loans from export credit agencies, money market borrowings, deposits and refinance from banks. The overseas loan portfolio of ICICI Bank was 3.3% of the overall loan portfolio at year-end fiscal 2023. The corporate fund and non-fund outstanding, net of cash/bank/insurance backed lending, was US$ 2.7 billion at March 31, 2023. Out of US$ 2.7 billion, 88.7% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 7.4% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are our target customers for deposit and transaction banking franchise. The Bank will continue to pursue risk calibrated opportunities in this segment. Out of US$ 2.7 billion, approximately 2.1% of the outstanding was to companies owned by non-resident Indians/person of Indian origins and 1.9% of the outstanding was to other non-India companies which is less than 0.5% of the total portfolio of the Bank. The non-India linked corporate portfolio reduced by 52.3% from about US$ 641 million year-on-year to US$ 306 million at March 31, 2023. See also, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail, business banking, corporate banking and treasury services. These subsidiaries provide services to its customers through robust digital channels through internet and mobile banking. Our subsidiary in the United Kingdom is primarily focused on India linked business and towards meeting the banking needs of the Indian community in the United Kingdom and Germany. The core services include meeting local banking requirements, remittance services to India, and facilitating banking requirements in India. Our subsidiary in Canada originates residential mortgages, primarily insured and qualifying for insurance by either the Canadian federal government agency or insurance companies back-stopped by the Canadian federal government, and offers loans to both Canadian and US corporations as well as Indian corporations seeking to develop their business overseas.

At year-end fiscal 2023, ICICI Bank UK PLC had seven branches in the United Kingdom and a branch in Germany. At year-end fiscal 2023, the total assets of ICICI Bank UK PLC were US$ 2.1 billion. ICICI Bank UK PLC made a net profit of US$ 13 million during fiscal 2023, compared to US$ 11 million during fiscal 2022. At year-end fiscal 2023, loans and advances of ICICI Bank UK PLC were US$ 0.9 billion and investments were US$ 0.6 billion.

At year-end fiscal 2023, ICICI Bank Canada had seven branches and total assets of CAD 6.0 billion. ICICI Bank Canada earned a net profit of CAD 46 million in fiscal 2023 as compared to a net profit of CAD 29 million in fiscal 2022. At year-end fiscal 2023, net advances (net loans) of ICICI Bank Canada were CAD 5.2 billion and investments were CAD 0.6 billion.

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

Branch and ATM network and call centers

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, cash recycler machines and call centers. In addition, our digital channels and platforms have become increasingly important to our customers. See “Technology”. At year-end fiscal 2023, we had a network of 5,900 branches across several Indian states. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination. Our focus is to create fully digital branches and touch points for customer experience in order to maximize customer engagement time for solutions. Branches with higher number of customer visits, multi-service kiosks are deployed with touch-screen self-service devices, which allow customers to use banking services like deposit cheque, get quick account credit, update passbook, transfer funds instantly to ICICI and other bank customers and more than 50 fully digital other “Do-it-yourself” services, which help reduce customer wait times.

The following table sets forth the breakdown of the number of branches by area for the periods indicated.

	At March 31, 2022		At March 31, 2023
Branch by area(1)	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	1,567	28.9%	1,709	29.0%
Urban	1,074	19.8	1,160	19.7%
Semi-urban	1,599	29.5	1,712	29.0%
Rural	1,178	21.7	1,319	22.3%
Total branches and extension counters	5,418	100.0%	5,900	100.0%

(1)	Classification of branches as per population census 2011.

At March 31, 2023, we had 16,650 ATMs and cash recycler machines across India. Our ATMs have additional value added services such as instant fund transfer, cardless cash withdrawal and update of mobile numbers for ICICI Bank customers.

Our phone banking operations across locations at Thane, Hyderabad, Guwahati, Indore, Bhubaneshwar and Chennai are operational around the clock and are equipped with interactive voice response systems, voice bot solution, voice biometric authentications, automatic call distribution, telephony integration and voice recorders. We seek to use the latest technology to provide an integrated view of customer information to the agents to get a complete overview of the customer’s relationship with us. We have a virtual relationship management platform, which provides superior and seamless connect that caters to the transaction and product needs of customers through human interface powered by artificial intelligence, which builds robust customer relationships. We have implemented a customer relationship management solution for the automation of customer service requests in all key banking products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking as well as at a large number of branches.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2023, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18% of its domestic net demand and time liabilities by way of approved securities such as Government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio and net stable funding ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement is 100%. The liquidity coverage ratio requirement is met by investment in high quality liquid assets, which are primarily in the form of government securities and better-rated corporate bonds. Our average liquidity coverage ratio for the three months ended March 31, 2023 was 124.13% on a standalone basis and was 121.76% on a consolidated basis. Both of these ratios were higher than the regulatory requirement of 100%. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

Securities broking and investment banking

ICICI Securities Limited is a financial services company operating across capital market segments including retail and institutional equity, financial product distribution, private wealth management and investment banking. As at March 31, 2023, ICICI Securities Limited served 9 million customers. ICICI Securities Limited has an online securities broking platform. ICICI Securities Limited assists its customers like retail investors, corporates, financial institutions, high net worth individuals and ultra-high networth individuals in meeting their financial goals by providing them with research, advisory and execution services. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority in the United States. ICICI Securities Inc. also has a branch office in Singapore that is registered with the Monetary Authority of Singapore, where it holds a capital markets services license for dealing in capital market products in Singapore.

The consolidated profit after tax of ICICI Securities Limited was Rs. 11.4 billion in fiscal 2023 as compared to Rs. 14.0 billion in fiscal 2022. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited on April 4, 2018 following an offer for sale in an initial public offering of the company. Our share ownership in ICICI Securities Limited was 74.85% at March 31, 2023.

On June 29, 2023, the boards of directors of ICICI Bank Limited and ICICI Securities Limited approved a draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited by issuing equity shares of ICICI Bank to the public shareholders of ICICI Securities Limited in lieu of cancellation of their equity shares in ICICI Securities Limited, thereby making ICICI Securities a wholly-owned subsidiary of ICICI Bank Limited, subject to requisite approvals. The public shareholders of ICICI Securities Limited will be allotted 67 equity shares of ICICI Bank Limited for every 100 equity shares of ICICI Securities Limited.

I-Process Services

I-Process Services (India) Private Limited (“iProcess”) is an associate company of ICICI Bank. iProcess has a service provider agreement only with the Bank to provide business auxiliary services across sales, marketing, data entry, operations and collection functions. At March 31, 2023, the Bank held 19.0% of the shareholding of iProcess. In February 2023, the Board of Directors of the Bank approved a proposal for making iProcess a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals.

Primary dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities and interest rate derivatives. In addition to this, it also undertakes money market operations, underwriting, portfolio management services and placement of debt. ICICI Securities Primary Dealership earned a net profit of Rs. 1.3 billion in fiscal 2023 compared to a net profit of Rs. 3.3 billion in fiscal 2022. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2023, ICICI Venture concluded a total of seven new investments involving an aggregate capital outlay of approximately Rs. 22.2 billion. In the same period, ICICI Venture concluded six exit/liquidity transactions involving aggregate realization of Rs. 4.8 billion.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity and Prudential PLC owns 49.0%. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 4,823.4 billion during fiscal 2023. ICICI Prudential Asset Management Company earned a net profit of Rs. 15.1 billion during fiscal 2023 compared to a net profit of Rs. 14.4 billion during fiscal 2022.

Insurance

We provide a wide range of insurance products and services through our subsidiary ICICI Prudential Life Insurance Company Limited and our affiliate ICICI Lombard General Insurance Company Limited. ICICI Prudential Life Insurance Company Limited is a joint venture with Prudential Corporation Holding Limited. Both ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are listed on relevant Indian stock exchanges.

ICICI Prudential Life Insurance Company Limited has a wholly owned subsidiary, ICICI Prudential Pension Funds Management Company Limited, which distributes products under the National Pension System and is a registered pension fund manager.

Our share ownership in ICICI Prudential Life Insurance Company Limited was 51.27% at March 31, 2023.

ICICI Prudential Life Insurance Company Limited had assets under management greater than Rs. 2.5 trillion at March 31, 2023 and had a market share of 6.5% on retail-weighted new business received premium in fiscal 2023 based on data published by the Life Insurance Council. The market share within the private sector was 9.9% in fiscal 2023. The total premium increased by 6.6% from Rs. 374.6 billion in fiscal 2022 to Rs. 399.3 billion in fiscal 2023. Within product segments, for fiscal 2023, there was an increase in the contribution of protection, annuity and non-linked savings products to the business of our life insurance subsidiary. While unit-linked products still contribute significantly to the business, the demand for unit linked products may be influenced by any volatility or downturn in capital markets. Our life insurance subsidiary is primarily focused on the growth in the absolute value of new business, as a key profitability metric which measures the present value of future profits from the new business written during the period. The value of new business of ICICI Prudential Life Insurance Company Limited increased from Rs 21.6 billion in fiscal 2022 to Rs. 27.7 billion in fiscal 2023, a year-on-year growth of 27.8%. The value of new business margin improved from 28.0% in fiscal 2022 to 32.0% in fiscal 2023. The profit after tax of ICICI Prudential Life Insurance Company Limited was Rs. 8.1 billion in fiscal 2023 as compared to Rs. 7.5 billion in fiscal 2022.

See also “Risk Factors—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks relating to our insurance subsidiaries—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

ICICI Lombard General Insurance Company Limited’s gross direct premium income was Rs. 210.3 billion in fiscal 2023 as compared to Rs. 179.8 billion in fiscal 2022. During fiscal 2023, ICICI Lombard General Insurance Company Limited was ranked second general insurance company in the country with a market share of 8.2% based on gross direct premium as per the data published by the General Insurance Council. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 17.3 billion in fiscal 2023 as compared to a net profit of Rs. 12.7 billion in fiscal 2022.

ICICI Lombard General Insurance Company Limited was formed as a joint venture with Fairfax Financial Holdings of Canada. The joint venture was terminated on July 3, 2017. During fiscal 2021, the Board of ICICI Lombard General Insurance Company Limited approved the Scheme of arrangement for demerger of the general insurance business of Bharti AXA General Insurance Company Limited to ICICI Lombard General Insurance Company Limited with an appointed date of April 1, 2020. ICICI Lombard General Insurance Company Limited received the approval from National Company Law Tribunal through its order dated May 13, 2021 and the Insurance Regulatory and Development Authority of India granted its final approval on September 3, 2021. The merger came into effect at September 8, 2021. As consideration towards the merger, ICICI Lombard General Insurance Company Limited issued new equity shares to shareholders of Bharti AXA General Insurance Company Limited whereby the shareholding of the Bank in ICICI Lombard General Insurance Company Limited was reduced to less than 50% resulting in ICICI Lombard General Insurance Company Limited ceasing to be a subsidiary of the Bank.

As per the Banking Regulation Act, 1949, as amended, a bank can hold either less than 30.0% or more than 50.0% in a company. Following the transaction of ICICI Lombard General Insurance Company Limited, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited has gone below 50.0%. The Bank’s holding in ICICI Lombard General Insurance Company Limited was 48.0% at March 31, 2023. The Bank had initially been granted until September 2023, that was extended till September 2024, to reduce its shareholding in ICICI Lombard General Insurance to 30.0%, to comply with the requirements under the Banking Regulation Act, 1949. In May 2023, the Board of the Bank approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to regulatory approvals.

The Insurance Regulatory and Development Authority of India issued regulations on registration of corporate agents for the sale of insurance products. As per the regulations, banks can partner with three insurance companies each in life, non-life and health insurance sectors. We have entered into an agreement with our insurance subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, and operate as a corporate agent for these companies and distribute general insurance and selective life insurance products through our branches, phone banking and digital channels and earn commissions and fees from these subsidiaries.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The responsibilities of the Credit Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology Strategy Committee: The responsibilities of the Committee are to approve information technology strategy and policy documents, review information technology risks, ensure alignment of information technology strategy with business strategy, review information technology investments by overseeing funding of information technology, review contribution of information technology to business, review future readiness of technology platforms, review progress on key projects and performance of critical systems, review key risk indicators pertaining to technology and Information Security teams, review compliance with regulatory audit observations and oversee activities of the digital council. The digital council is an internal forum to measure the Bank’s performance against the digital adoption targets set by the Government of India’s Ministry of Electronics and Information Technology. Key digital initiatives taken up by the Bank are discussed in this forum, along with measures to enhance performance.

•	Risk Committee: The responsibilities of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The Committee is also responsible for setting limits on any industry or country; reviewing the Enterprise Risk Management framework, Risk Appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; and reviewing of the status of compliance with the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out cyber security risk assessment.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk, cyber security risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Lending Services Operations Group, Treasury and Securities Services Group and the Operations Group monitor operational adherence to regulations, policies, terms of limit approved and other internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group, Credit Monitoring Group and Information Security Group. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to the Executive Director. Treasury and Securities Services Group, Lending Services Operations Group and Operations Group report to the Executive Director. These groups are independent of the business units.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any contract, principally the failure to make required payments of amounts due to us. In its lending operations, ICICI Bank is principally exposed to credit risk.

Credit risk is governed by the Credit and Recovery Policy (“Credit Policy”) approved by the Board of Directors. The Credit Policy outlines the type of products that can be offered, customer categories and the credit approval process, credit administration, credit limits and other relevant matters.

ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for retail borrowers. ICICI Bank has a structured and standardized credit approval process, which includes a well-established procedure of credit appraisal.

The Bank has established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk, which includes the following measures:

•	limits for group and borrower exposures based on rating and track record;

•	rating-based limits with respect to incremental asset origination in the corporate portfolio;

•	portfolio limits for buyout and securitization;

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required; and

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

The Credit Committee of the Board reviews the portfolio and large exposure groups. The Bank has a dedicated group, namely the Financial Crime Prevention Group, overseeing and handling the fraud prevention, detection, investigation, monitoring and reporting, as well as fraud awareness activities.

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives, and the Corporate Lending Forum. For certain exposures under programs, approval under a joint authorization framework has been established.

Retail credit facilities must comply with approved product policies. All products policies are approved by the Committee of Executive Directors. The individual credit proposals are evaluated and approved by individual officers/forums on the basis of the product policies.

Credit Risk Assessment Methodology for Standalone Entities

All credit proposals other than retail products, program lending, score card-based lending to small and medium enterprises and agricultural businesses and certain other specified products are rated internally by the Credit Risk Management Group, prior to approval by the appropriate forum.

The Credit Risk Management Group rates proposals, carries out industry analysis (through a centralized industry team), tracks the quality of the credit portfolio with regular rating reviews and reports periodically to the Credit Committee and the Risk Committee. The Bank also has a credit monitoring group, which monitors individual accounts jointly with the business and Risk Management Group on a regular basis including stock statements, bank statements and stock audit reports. For non-retail exposures, the Lending Services Operations Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Based on rating and tracking of the borrower and group, limits on incremental exposures have also been put in place. Limits on countries and bank counterparties have also been stipulated.

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

On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. Our current credit policy does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals for fresh/incremental exposure with an internal rating of below BBB- are sent to our Credit Committee for its approval. See also “Consolidated financial Statements—Schedules forming part of the consolidated financial statements—Additional Notes—Note 7—Credit quality indicators of loans”.

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

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

For better risk identification, allocation and mitigation to minimize risk in project finance transactions, the Bank carries out detailed evaluation of technical and financial aspects of the project and the sponsor’s financial strength. Project finance loans are generally fully secured, and cash flows are routed through an escrow account. We may also take security interest in relevant project contracts such as concession agreements, off-take agreements and construction contracts as part of the security package. Funds are disbursed based on project progress. Project completion is considered upon satisfactory commencement of operations of the project. We continue to monitor the credit exposure until loans are fully repaid. We have adopted a more cautious and selective approach to project financing in recent years.

Assessment of Corporate Finance Exposures (Term loans/fixed maturity loans)

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements, and acquisition finance. ICICI Bank’s funding of long-term requirements is assessed on the basis of detailed review of the underlying transaction and an analysis of cash flows.

Our analysis enables us to identify risks in these transactions. To mitigate risks, we use various credit enhancement techniques, such as collateralization, cash collateralization, creation of escrow accounts and debt service reserves. Rating review of these exposures is done based on asset quality review framework of the Bank. The Credit Monitoring Group jointly monitors these exposures along with the business and Risk Management Group.

Corporate finance loans can be secured by fixed assets (which normally consists of property, plant and equipment), pledge of financial assets (such as marketable securities or at times non-marketable securities) and we may obtain contractual credit enhancements such as corporate guarantees or personal guarantees from the sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. We also provide unsecured loans to higher rated, well-established corporate borrowers.

With respect to financing of cross-border corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target’s business profile.

We emphasize environmental and social risk assessment for new project and corporate financing proposals subject to certain criteria. These proposals are reviewed under a social and environmental management framework that integrates analysis of the environmental and social risk assessment into the overall credit appraisal process. We are also in the process of incorporating environmental, social and governance and climate risk aspects as part of the credit evaluation process. Borrower level environmental, social and governance scores from external agencies are considered during the evaluation of a proposal. We have developed sector-specific environmental, social and governance checklists for borrower-level evaluation and a framework for assessment of climate-related physical and transition risk that a borrower could be exposed to in certain sectors. The Bank has also developed a Framework for Sustainable Financing, which provides guidance on eligibility criteria for Sustainable/Sustainability Linked Lending, guidance on assessment of facilities, monitoring & reporting of such facilities. As part of our Internal Capital Adequacy Assessment Process (“ICAAP”), we have carried out stress testing to address risks emanating from climate change on the critical infrastructure resources that support Bank’s operations. Further, the Bank considers stress testing for climate risk as part of scenario based stress testing under ICAAP. The same incorporates the impact of physical risk as well as transition risk on the borrowers.

Assessment of Working Capital Finance Exposures

We carry out a detailed analysis of borrowers’ working capital requirements. Once credit limits are approved, we may calculate the amounts that can be lent on the basis of review of monthly stock statements provided by the borrower and the margins stipulated. Credit limits are reviewed on a periodic basis.

Working capital facilities are generally secured by inventories, receivables and other current assets. Additionally, in certain cases, we obtain contractual credit enhancements such as personal guarantees or corporate guarantees from sponsors, or subordinated security interests in the tangible assets of the borrower including plant and machinery.

Assessment of Retail Loans

The origination and approval of retail credit exposures are segregated to ensure independence.

The Credit and Policy Group is responsible for preparing credit policies and operating policies. The Credit Risk Management Group oversees the credit risk issues for retail assets including the review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. The Data Science and Analytics Group is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring, analytics, score card development and database management. The credit team is independent from the business unit and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes of borrowers whenever required. The Bank also draws upon a centralized database on delinquent loans and reports from the credit bureaus to review the borrower’s profile. Except for personal loans and credit cards, the Bank generally requires a contribution from the borrower and its loans are secured by the asset financed. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the valuations. For certain products, the Bank has implemented a credit-scoring, which forms one of the criteria for loan evaluation.

As part of digital credit lending, ICICI Bank has scaled up offerings to bank customers over a period of time. As part of its strategy, the Bank uses multi-factor credit filters by using data-sets to mitigate risk. The portfolio build-up strategy is based on utilizing the pre-approved customer database for origination of key retail asset products wherein major incremental origination is from existing liability customer relationships.

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

The Bank has established centralized operations to manage operational risk in the back-office processes of its retail assets business and also has decentralized operations to improve turnaround time for customers. A separate team under the Credit and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank has a debt services management group independent of business group to manage debt recovery. The group operates under the guidelines of a standardized recovery process.

Assessment Procedures for Small Enterprises Loans and Business Banking

The Bank finances small enterprises, which include individual entities and financing dealers and vendors of companies. Small enterprise credit also includes financing extended directly to small enterprises as well as lending based on parameterized product-based credit facilities, which involves a cluster-based approach wherein a lending program is implemented for a homogenous group of individuals/business entities, which comply with certain laid-down parameterized norms. Further, programs can also be made for diverse group of individuals/business entities/ industries having common target market norms and go-no-go parameters as approved by the Committee of Executive Directors. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises, which are awarded a minimum required score in the scoring model.

ICICI Bank has lending programs for business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria.

For large ticket size loans (maximum up to Rs. 400 million), an in-house developed statistical scoring model is being used for assessment of majority of cases in small and medium enterprises programs. The underwriting process integrates various digital tools like bank statement analyzer, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis. A detailed appraisal is performed based on the financial as well as non-financial parameters to assess the creditworthiness of the enterprise in all the cases. A similar approach is being followed for lending to borrowers in mid-corporate group for a maximum limit up to Rs. 500 million.

The Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer and an analysis of the linkages that exist between the vendor or dealer and the company. The approval of limits to dealers and vendors takes place manually as well as digitally.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to individuals and non-individuals engaged in agriculture and related activities. These loans are extended to meet crop production and maintenance, consumption, asset purchase and income generating requirements of borrowers.

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

Rural and agriculture credit also includes financing extended on a cluster-based approach to borrowers with a homogeneous profile. The risk assessment of such cluster includes identification of appropriate credit norms, the use of scoring models for enterprises and stipulating suitable collateral norms.

For loans against gold ornaments and gold coins, the credit norms focus on establishing ownership and authenticity (purity and weight) of the underlying jewellery with the help of Bank appointed external appraisers. Norms with respect to loan-to-value ratio have been laid down in accordance with regulatory guidelines.

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

The Credit Monitoring Group jointly with the business and Risk Management Group monitors corporate and business banking borrower accounts to identify triggers on the basis of account conduct and behavior. These triggers are highlighted to risk and business teams and are included in the appraisal and portfolio review process, which helps to take timely action on the exposures.

An analysis of our portfolio composition based on internal ratings is carried out and submitted to the Risk Committee of the Board on a quarterly basis as part of the risk dashboard. This facilitates the identification and analysis of trends in the portfolio credit risk.

The Credit Committee of the Bank, apart from approving proposals, regularly reviews the credit quality of the portfolio and various sub-portfolios. A summary of the reviews carried out by the Credit Committee is submitted to the Board for its information.

The Bank’s Enterprise Risk Management framework defines benchmark vintage curves as delinquency triggers for key retail products. Actual delinquencies for these products are monitored against these benchmark vintage curves, to enable analysis and directed collection strategies as well as review of origination norms, where required. As part of the Enterprise Risk Management framework, a threshold on incremental origination for customers with low bureau score has also been stipulated for retail portfolio.

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

Market Risk Management Procedures

The Asset Liability Management Policy stipulates liquidity and interest rate risk limits at an aggregate level and the Asset Liability Management Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products and includes the Derivatives Policy which is formulated in line with the comprehensive guidelines issued by Reserve Bank of India on derivatives for banks. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. We monitor interest rate risk through the above measures on a fortnightly basis. The duration gap analysis and interest rate sensitivity gap statements for standalone Bank are submitted to the Reserve Bank of India on a monthly basis. Additionally, the interest rate gap statements for overseas branches are submitted to the host regulator based on applicable guidelines. We also monitor sensitivities of our interest rate options portfolio.

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest. We accept deposits for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. Our borrowings are usually for a fixed period, with certain borrowings qualifying as capital instruments having European call options attached to them, exercisable by us only on specified dates, subject to regulatory approvals. On the asset side, we have a mix of floating and fixed interest rate assets. Our term loans are generally repaid gradually, with principal repayments being made over the life of the loan.

Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Almost all the long tenor foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert the long tenor foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources; with the UK subsidiary additionally having floating rate savings deposits and non-interest bearing current deposits. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and government securities portfolio and/or by entering into interest rate derivatives whenever required. We are an active participant in the interest rate swap market and are one of the largest swap counterparties in India. For risks related to the transition from LIBOR, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The transition from LIBOR to other alternative reference rates may adversely affect our income and also bring about the vagaries that such alternative reference rates may have”.

As a part of the transition from LIBOR to alternate risk-free rates, the Bank has a cross-functional working group to monitor the developments internationally, and to oversee the LIBOR transition. The working group addresses matters primarily pertaining to exposure and impact assessment, contracts remediation, system upgrades, valuation and accounting implications and conduct and reputational risks.

As part of the transition plan for legacy on-balance sheet items, the Bank has amended documentation in order to transition away from LIBOR to alternate risk free rates. With respect to off balance-sheet transactions through derivatives, the Bank has adopted the International Swaps and Derivatives Association 2020 IBOR Fallbacks Protocol and has transitioned contracts with certain counterparties actively. Derivative exposures linked to INR MIFOR (which is dependent on LIBOR), were transitioned with all counterparties to alternate benchmark Modified MIFOR. The Bank has actively engaged with its customers to inform them about the transition and the options available for smooth transition. The Bank has published frequently asked questions on its website and has set up a centralized desk to handle client queries. At June 30, 2023, the Bank completed the contract remediation for most of the loans and also transitioned affected derivative contracts successfully.

The Bank has upgraded its systems to manage the transition. The progress with respect to the transition both on internal status as well as external developments is updated to the Bank’s Asset Liability Committee and to the Risk Committee of the Board on a periodic basis. The Board of Directors is also briefed about the LIBOR transition program periodically. See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The transition from LIBOR to other alternative reference rates may adversely affect our income and also bring about the vagaries that such alternative reference rates may have”.

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

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2023, we had a total equity investment portfolio (excluding investment in affiliates) of Rs. 193.8 billion, primarily comprising Rs. 42.8 billion of investments by ICICI Bank and Rs. 105.8 billion of investments by our insurance subsidiary. The Bank also acquires equity investments from loan conversion and also investment in unlisted equity which are long-term in nature. We also invest in alternate investment funds/ venture capital funds, primarily those managed by our subsidiary ICICI Venture. These funds primarily invest in equity and equity linked and non-convertible instruments. Our investments in these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

Exchange Rate Risk

We offer instruments like foreign exchange forwards, options, swaps and combinations thereof to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market accounting. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating foreign exchange overnight and intra-day position limits, greek limits for options, daily/quarterly/yearly cumulative stop-loss limits and engaging in exception reporting.

Derivative Instruments Risk

The Bank offers various derivative products, including forwards, options, swaps and combinations thereof in foreign exchange and interest rates to clients for their risk management purposes. Profits or losses on account of market movements on these transactions are borne by the clients. For the transactions, which are not covered in the inter-bank market, the Bank runs open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision, guidelines issued by the Reserve Bank of India and guidelines issued by overseas regulators, certain derivative transactions are subject to margining and collateral exchange in accordance with a Credit Support Annex. Reserve Bank of India has permitted the Bank to post and collect margin for permitted derivative contracts with covered entities outside India. The Bank has also implemented International Swaps and Derivatives Association prescribed Standardized Initial Margin Model for estimating the initial margin requirements for some of the non-centrally cleared derivatives. The requirements are currently applicable for the overseas branches. The Bank settles certain derivative transactions through qualified central counterparties such as Clearing Corporation of India Limited and London Clearing House Limited and posts collateral in line with the margin regulations stipulated by qualified central counterparties.

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

We manage liquidity risk in accordance with our Asset Liability Management Policy. This policy is based on applicable regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Risk Committee of the Board has oversight of the Asset Liability Management Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity cash flow statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The utilization against gap limits laid down for each bucket is reviewed by the Bank’s Asset Liability Management Committee.

We also periodically present to the Asset Liability Management Committee the dynamic liquidity cash flow statements, which in addition to scheduled cash flows, considers the liquidity requirements pertaining to incremental business and the funding thereof. As a part of the stock and flow approach, we monitor various liquidity ratios, and limits as laid down for these ratios in the Asset Liability Management Policy.

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

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. As stipulated by the regulator, banks in India are required to maintain statutory liquidity ratio at a level of 18.0% of their net demand and time liabilities in India and cash reserve ratio at a level of 4.5% of their net demand and time liabilities in India, each as of March 31, 2023  . The Bank generally holds additional securities over and above the stipulated statutory liquidity ratio requirement.

Banks in India are required to maintain a liquidity coverage ratio at a minimum of 100.0% on a standalone as well as consolidated basis. During fiscal 2023, the Bank maintained a liquidity coverage ratio above the stipulated level. The liquidity coverage ratio requirement is met by investments in high quality liquid assets. It primarily includes government securities, in excess of mandatory statutory liquidity ratio and better-rated corporate bonds. High quality liquid assets also includes specified portion of mandatory statutory liquidity ratio requirement held in the form of government securities under the "facility to avail liquidity for liquidity coverage ratio” and “marginal standing facility” as specified by the Reserve Bank of India from time to time.

At March 31, 2023, the entire statutory liquidity ratio requirement of 18.00% of net demand and time liabilities in India, 16.00% for securities eligible for the “facility to avail liquidity for liquidity coverage ratio”, and 2.00% for securities eligible for the marginal standing facility was counted towards the high quality liquid assets under the liquidity coverage ratio. On April 18, 2022, the Reserve Bank of India revised the “facility to avail liquidity for liquidity coverage ratio” within the mandatory statutory liquidity ratio requirement to up to 16.0%, an increase from the previous ratio of up to 15.0% of the net demand and time liabilities.

Banks in India are also required to maintain a net stable funding ratio at a minimum of 100.0% on a standalone as well as consolidated basis. The net stable funding ratio ensures resilience over a longer-term time horizon by requiring banks to fund their activities with more stable sources of funding. During fiscal 2023, the Bank maintained net stable funding ratio above the stipulated level.

We have a Board approved liquidity stress-testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. During fiscal 2023, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom has access to diverse sources of liquidity to allow for flexibility in meeting its funding requirements. In line with local regulatory requirements, ICICI Bank UK has an Internal Liquidity Adequacy Assessment Process document, which is approved by its Board of

Directors. The Internal Liquidity Adequacy Assessment Process outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK, at least on monthly basis. ICICI Bank UK has complied with these requirements throughout fiscal 2023. It maintained liquidity coverage ratio above the stipulated level of 100.0% during fiscal 2023 and complied with Pillar 2 liquidity requirements, as stipulated to it by the Prudential Regulation Authority.

In Canada, the liquidity coverage ratio guidelines from the Office of the Superintendent of Financial Institutions expect banks to ensure that the value of the liquidity coverage ratio be no lower than 100.0%, in the absence of financial stress. At March 31, 2023, ICICI Bank Canada maintained liquidity coverage ratio above the regulatory minimum of 100%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These limits are monitored by the Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these guidelines throughout fiscal 2023.

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

The Bank seeks to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

Operational controls and procedures at the Bank are summarized below.

Operational Controls and Procedures in Retail Banking

The Bank has well-defined products, sales, credit and operations structures for customer sales, evaluation, servicing and monitoring. The Bank offers retail and transaction banking products to customers through various channels such as branches, phone banking, digital/online, business correspondents, and empaneled service providers. Banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures and transactions are also subjected to enhanced due-diligence based on certain criteria. The Bank has designated centralized and regional processing centers located at various cities across the country as well as contact centers in multiple cities for extending banking services to customers through phone banking.

Operational Controls and Procedures for Wholesale and Transaction Banking

The credit risk of the Wholesale banking business is independently evaluated by the credit risk management group. The legal group reviews, the security structure and documentation aspects and the operations group conducts verification and scrutiny of the loan documents vis-à-vis terms of limit approved, monitoring important covenants of the terms of limit approved, monitoring creation of the security interest and other important aspects for the facility extended by the Bank.

Operational Controls and Procedures in Treasury

The Bank has internal controls with respect to its treasury operations, which include the segregation of duties between the treasury front-office and treasury and securities services groups, certain control procedures, monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal size limits and product limits. In order to mitigate the potential risk of mis-selling, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks over-the-counter deal execution-related conversations are recorded. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Further, there is monitoring for unconfirmed, unsettled deals if any, delay in settlement or confirmation, and other potential issues.

Operational Controls and Procedures for Information Technology

The Bank has a governance framework for information technology and security with oversight by the Information Technology Strategy Committee which is a Board-level committee chaired by an independent director. The security strategy at the Bank is based on the principle of defense in depth and the Information Technology risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In striving to provide high availability and continuity of services to its customers, including high availability of customer facing Information Technology systems, the Bank has a Business Continuity Management and Disaster Recovery Policy for timely recovery of its Information Technology systems in the event of any disaster or contingency.

To monitor the systems, the Bank has an IT Command Center (which includes Network Operation Center). This is supported by the resilience in the design and redundancy at every layer in Bank’s Information Technology infrastructure (servers, storage and network). The Bank has processes for change management, identity management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at remote location(s), which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed at the time of introducing new applications.

The Bank continuously reviews and takes measures to enhance its IT resilience in terms of application architecture, network and infrastructure.

Outsourcing risk

The Board has approved an Outsourcing Policy to oversee the governance around outsourcing activities. Based on the Policy, the Board and senior management are responsible for outsourcing operations and for managing risks inherent in such outsourcing activities. The Board has constituted an Outsourcing Committee, which approves new outsourcing activities, undertakes periodic reviews and implementation of the Outsourcing Policy, and performs other functions in support of the Outsourcing Policy.

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

Implementation of these guidelines includes the formulation of a Group Anti-Money Laundering Policy which establishes the standards of Anti-Money Laundering/Combating of Financing of Terrorism compliance and is applicable to all activities of the Bank including its Strategic Business Units in India, overseas branches and banking & non-banking subsidiaries; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as the Principal Officer who has the day-to-day responsibility for implementation of the Anti-Money Laundering framework; implementation of adequate Know Your Customer procedures, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and to creating customer awareness on this subject. With an objective to identify, assess and understand the money laundering and terrorist financing risks faced and adopt effective risk mitigation measures following the risk based approach, the Bank has formulated a Money Laundering/Terrorists Financing Risk Assessment Framework covering performance of Money Laundering/Terrorists Financing risk assessment.

See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.” See also “Legal and Regulatory Proceedings.” See also “Supervision and Regulation — Regulations Relating to Know Your Customer and Anti-Money Laundering.”

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines addressing security against cyber threats. The triad of confidentiality, integrity and availability are at the center of our comprehensive information security framework. The approach covers all aspects of prevention, detection and response. Keeping customer priorities in mind, we follow a defense in depth approach in implementing the cyber security solutions. The Bank also emphasizes customer protection aspects with adaptive authentication and awareness initiatives. We have been enabling customers to easily configure control parameters related to their cards such as limits, international access and other parameters on a self-service and real-time basis from the internet and mobile channels of the Bank. This enables customers to protect their cards from misuse. Additionally, we have devised multiple key risk indicators and dashboards to review system stability, continuity and availability and network uptime. The Bank’s Information Security Policy, Cyber Security Policy and Information Security Standards and Procedures are based on various industry standards, regulatory requirements of various jurisdictions in which the Bank operates and other inputs like internal audits and benchmarking exercises. As part of our Secure by Design philosophy, we aim to ensure that every new piece of infrastructure or application inducted is put through rigorous security testing. The Bank has a 24x7 Security Operation Centre for monitoring and surveillance of information technology systems. Considering the criticality and vitality of data protection, we have deployed a Data Leakage/Loss Prevention system with data protection rules for sensitive data exposure from the Bank’s endpoints, emails and web gateways. We also conduct and participate in cyber security drills and table top exercises to continuously fine tune our response mechanisms. See also “Risk Factors—Risks Relating to Our Technology—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

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

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. An assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once every three years. The processes within the Internal Audit Group are certified under ISO 9001-2015.

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

The Reserve Bank of India requires banks to have a process of concurrent audits of risk sensitive areas identified as per specific business models. Centralized Processing Centres are required to be under purview of concurrent audit. The coverage of branches/business areas under purview of concurrent audit and scope of work to be entrusted to concurrent auditors are required to be approved by the Audit Committee. In adherence with the requirements, the Internal Audit Group has put in place a systematic and structured approach for concurrent audit covering a review of high risk financial transactions originated by domestic retail liability branches, throughout India. Additionally, domestic retail liability branches having high volume of high risk financial transactions are under purview of separate concurrent audit. Various other areas including treasury related functions and trade finance transactions are also under purview of concurrent audit. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. Some of the head office functions are also under purview of continuous audit. The details of the concurrent audit coverage are outlined in the annual risk based audit plan, approved by the Audit Committee.

The audit of overseas banking subsidiaries and domestic non-banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries. These audit teams functionally report to the Audit Committees of the respective subsidiary and to the Internal Audit Group of the Bank. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of internal auditors in India.

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. Any uncertainty as to the enforceability of the obligations of our customers and counter-parties, including the enforcement of collateral, creates legal risk.

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by our Legal Group providing legal, security or other documentation, identifying, mitigating and advising on legal risks for our transactions, products and services, assessing legal compliance requirements of the various business, operations and other functions, assessing legal cases or claims against the Bank for provisioning (when case or claim assessed as probable) and reporting as part of contingent liabilities in the financial statements (when case or claim assessed as possible), employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “—Legal and Regulatory Proceedings”.

Risk Management Framework for International Operations

We have adopted a risk management framework for our international banking operations, including overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit. Under the framework, the Bank’s credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board of Directors or the committees designated by the Board of Directors. The Board of Directors or a designated committee of the Board approve their respective risk management policies, based on applicable laws and regulations as well as the Bank’s corporate governance and risk management framework. Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank as per the risk management framework.

The Compliance Group oversees regulatory compliance at the overseas branches, its International Financial Services Centre Banking Unit and Offshore Banking Unit. Compliance risk assessment along with the key risk indicators pertaining to our domestic are presented to the Risk Committee of our Board of Directors on a periodic basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control mechanisms.

Risk Management in Certain Subsidiaries and Affiliates

ICICI Bank UK PLC

The key risks to which ICICI Bank UK PLC is exposed to include credit risk, market risk, liquidity risk, interest rate risk, operational risk and information security risk.

The Board of Directors of ICICI Bank UK PLC are responsible for oversight and control of the functioning of ICICI Bank UK PLC and approves all major policies and procedures. The Board is assisted by its sub-committees, the Audit Committee, Governance Committee, Risk Committee, Conduct Risk Committee and Credit Committee which have been constituted to facilitate focused oversight on various risks. ICICI Bank UK PLC’s risk appetite and policies approved by the Board/or the Board’s committees form the governing framework for each type of risk. Business activities are undertaken within the approved risk appetite and policy framework.

All credit risk related issues are governed by ICICI Bank UK PLC’s Credit Risk Management Policy. ICICI Bank UK PLC takes a two-tier approach to assessment of credit risk. The first review is carried out by the commercial officer proposing the transaction and the second review comprises of an independent assessment and evaluation by an officer from the risk team. Credit risk is also managed at the portfolio level by monitoring key parameters of risk concentration such as industry exposures, country exposures, internal rating category based exposures, impact of climate related risks and large exposures.

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

ICICI Bank UK PLC has Board or Board committee approved policies for managing market risk such as its treasury policy manual and mandate, interest rate risk in the banking book management policy, valuation policy, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, delta net interest income, delta economic value of equity, portfolio limits, price value of one basis point change in interest rate, price value of one basis point change in credit spread, stop loss limits and value at risk limits.

The management of operational risk (including fraud risk) is governed by the Operational Risk Management Policy approved by the Board Risk Committee. Operational risk elements include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques. ICICI Bank UK PLC has also implemented an outsourcing and third party risk management policy, reviewed and approved by the Board Risk Committee on an annual basis, to mitigate outsourcing and third party risks and ensure the application of a standardized approach for all outsourcing and third party arrangements.

ICICI Bank UK PLC’s Conduct Risk Appetite Framework is approved by the Board of ICICI Bank UK PLC and reviewed on an annual basis by the Board Risk Committee as part of the overall risk appetite framework of the Bank. ICICI Bank UK PLC’s Conduct Risk Appetite is closely aligned to the Financial Conduct Authority requirements and expectations. It balances the need of all stakeholders by acting as both a governor of risk and driver of current and future business strategy, with particular focus on delivering fair outcomes to the customers of ICICI Bank UK PLC. ICICI Bank UK PLC has also established a Conduct Risk Policy, which is aligned with the Conduct Risk Appetite Framework and ensures that effective governance arrangements are in place for managing and monitoring conduct risk exposure of ICICI Bank UK PLC.

ICICI Bank UK PLC has implemented an integrated approach to IT security and established information security governance through monitoring at the Information Technology and Security Committee. Additionally, periodic presentations are provided to the Board Risk Committee on cyber threat landscape and the measures like periodic vulnerability and penetration testing, Application security life cycle assessment, information security awareness programs and cyber incident management undertaken to mitigate risks. At March 31, 2023, ICICI Bank UK PLC had obtained the “Cyber Essentials” certificate and badge which demonstrates that ICICI Bank UK PLC’s information security processes and procedures meet the UK baseline standards.

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

The Risk Committee has delegated operational responsibility for market risk management, structural interest rate risk management and liquidity risk management to the Asset Liability Committee within the broad parameters and limits laid down in the Market Risk Management Policy and Liquidity Management Policy respectively. The Asset Liability Committee reviews matters pertaining to Investment and Treasury operations and the implementation of risk mitigation measures and recommends major policy changes governing treasury activities to the Risk Committee. Asset Liability Committee reviews adherence to market risk and liquidity risk requirements of the Office of the Superintendent of Financial Institutions, internal control guidelines and limits.

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

ICICI Securities Primary Dealership has an internal Risk Management and Information Technology Strategy Committee which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management and Information Technology Strategy Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and overseeing adherence to the risk and investment limits set by its Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Product Management Committee, Executive Risk Committee and its sub-committees. The Board, on the recommendation of the Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational (including legal, compliance, outsourcing, customer dissonance, business continuity, information and cyber security) risks. The Board periodically reviews the potential impact of strategic risks such as changes in macro-economic factors, government policies, regulatory environment and tax regime on the business plan of the ICICI Prudential Life Insurance Company.

In addition to these risks, the life insurance industry faces sustainability risks related to environmental, social and governance issues, including climate change. The risk management framework of the ICICI Prudential Life Insurance Company seeks to identify, measure and control its exposures to all these risks within its overall risk appetite. Accordingly, sustainability risks, including climate-related risks are integrated in the risk management framework of ICICI Prudential Life Insurance Company.

The risk policy sets out the governance structure for risk management at ICICI Prudential Life Insurance Company. The Board Risk Management Committee, which consists of non-executive directors, formulates the risk management policy, including asset liability management, monitors all risks across various lines of business and establishes appropriate systems to mitigate such risks. The Board Risk Management Committee also defines ICICI Prudential Life Insurance Company’s risk appetite, review its risk profile, oversees the effective operation of the risk management system and advises the Board on key risk issues.

During the year, a Product Management Committee has been constituted as per Insurance Regulatory and Development Authority of India regulations to review and approve products/riders in line with Board approved policy on product management and pricing.

The Executive Risk Committee, which comprises senior management, is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties by guiding, coordinating and overseeing compliance with the risk management policies and, in particular, is jointly responsible along with the Product Management Committee for the approval of all new products launched by ICICI Prudential Life Insurance Company.

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

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its total investment assets as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance Company seeks to diversify its insurance business across product classes, industry sectors and geographical regions with focus on achieving a balance between the corporate and retail business mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance Company has a risk retention and reinsurance policy whereby tolerance levels are set as per the organizational risk appetite. ICICI Lombard General Insurance Company also has the ability to limit its risk exposure by way of re-insurance and co-insurance arrangements.

Investments of the ICICI Lombard General Insurance Company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India.

ICICI Lombard General Insurance Company also has various subcommittees to monitor risks related to environmental and social governance, product management, operational, market, outsourcing risks and other risks. ICICI Lombard General Insurance Company continues to closely watch the evolving situation for appropriate risk mitigation and management.

Loan Portfolio

Our gross loan portfolio increased by 17.1% from Rs. 9,475.1 billion at year-end fiscal 2022 to Rs. 11,095.0 billion at year-end fiscal 2023. At year-end fiscal 2023, 90.2% of our gross loans were rupee loans. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables and loans to higher-rated corporate borrowers. For loans which are secured, we generally stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See also “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewellery.

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

The collateral for project and other corporate loans are usually immovable assets which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor, except for projects such as road/airport and other concession based projects. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act, 2013 when borrowers are constituted as companies. Security interests upon immovable property are generally required to be registered with the relevant Sub- Registrar in terms of the Registration Act, 1908. This registration amounts to a constructive public notice of the security interests. We may also take security of a pledge of financial assets like marketable securities, and obtain corporate guarantees and personal guarantees and sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

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

Loan Pricing

Based on the guidelines of the Reserve Bank of India, all rupee loans extended by Banks and credit limits renewed with effect from April 1, 2016 are required to be priced with reference to marginal cost of funds based lending rate. As required by the guidelines, we publish the ICICI Bank marginal cost of funds based lending rate for various tenures on a monthly basis.

The Reserve Bank of India, through its circular dated September 4, 2019 and February 26, 2020, amended the Master Direction – Interest Rate on advances and mandated banks to link all new floating rate personal or retail loans (e.g., housing loans or auto loans) and floating rate loans to micro, small and medium enterprises extended by banks to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. For borrowers other than retail and micro, small and medium enterprises, the Bank has the option to offer floating rate loans linked to external benchmark or marginal cost of funds based lending rate. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India repo rate and treasury bill rates as published by Financial Benchmarks India Pvt. Ltd.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, joint ventures and consolidated entities at year-end fiscal 2023.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs. 886	Rs. 2,474	Rs. 3,017

ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%	13,743	15,822	344,631

ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%	28,382	23,131	28,048

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total assets(3)
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%	12	17	20

ICICI Securities Limited(4)	March 1995	Securities broking & Merchant Banking	74.85%	34,223	28,251	155,365

ICICI International Limited	January 1996	Asset management	100.00%	43	122	129

ICICI Trusteeship Services Limited	April 1999	Trusteeship Services	100.00%	2	9	9

ICICI Home Finance Company Limited(4)	May 1999	Housing Finance	100.00%	19,508	28,070	189,449

ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%	124	187	238

ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%	3	133	134

ICICI Securities Inc.(4)(5)	June 2000	Securities Broking	100.00%	222	365	435

ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	51.27%	509,292	100,918(6)	2,558,472

ICICI Bank UK PLC	February 2003	Banking	100.00%	6,750	26,158	176,013

ICICI Bank Canada	September 2003	Banking	100.00%	14,060	25,256	363,465

ICICI Prudential Pension Funds Management Company Limited(7)	April 2009	Pension fund management and Points of Presence	100.00%	164	577	652

ICICI Strategic Investments Fund(8)	February 2003	Venture capital fund	100.00%	Rs. 9	Rs. 119	Rs. 153

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital, share application money and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities Limited.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(7)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

(8)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

The following table sets forth certain information on our affiliates whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2023.

Name(1)	Year of formation	Activity	Ownership interest	Total income(2)	Net worth(3)	Total assets(4)
				(in millions, except percentages)
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	48.02%	Rs. 262,483	Rs. 106,061(5)	Rs. 550,862

I-Process Services (India) Private Limited	April 2005	Services related to back end operations	19.00%	9,576	471	1,525

NIIT Institute of Finance, Banking and Insurance Training Limited	June 2006	Education and training in banking, finance and insurance	18.79%	193	161	245

ICICI Merchant Services Private Limited	July 2009	Merchant acquiring and servicing	19.01%	6,617	6,334	9,509

India Infradebt Limited	October 2012	Infrastructure finance	42.33%	16,321	28,063	193,017

India Advantage Fund-III	June 2005	Venture capital fund	24.10%	2	624	908

India Advantage Fund-IV	August 2005	Venture capital fund	47.14%	1	569	576

Arteria Technologies Private Limited	February 2007	Software company	19.98%	Rs. 364	Rs. 333	Rs. 624

(1)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(2)	Total income represents gross income from operations and other income of the entity.

(3)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(4)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(5)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

At year-end fiscal 2023, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

Technology organization

Dedicated technology teams are responsible for the implementation and support of technology platforms and solutions used across various business functions. Besides the business facing technology teams, there are technology operations and technology infrastructure teams responsible for providing. monitoring and maintaining the technology solutions including data center and cloud infrastructure of the Bank. The Technology Management Group is a team which is responsible for the technology strategy of the Bank including implementation of enterprise architecture. Our startup engagement and investment team seeks to leverage innovation in the startup and technology ecosystem.

Digital platforms and journeys for retail customers

We use artificial intelligence and machine learning based engines to develop customer profiles and curate personalized offerings for them. We offer various solutions such as account opening, payment solutions, home loans, automobile loans, personal loans, credit cards, term life insurance, health insurance and investment solutions to our customers suiting their life-stage needs through our digital channels –via our retail internet banking platform and our mobile banking application, iMobile Pay. Our retail internet banking platform offers users a native dashboard, semantic and personalized search options and an interface that can be personalized by them to suit their requirements and preferences. The open architecture based feature of iMobile Pay allows users to make payments using unified payments interface even if they do not have an account with us. The features ‘Pay to contact’ and ‘Scan to Pay’ continued to drive payments growth in fiscal 2023. These features have led to an increase in adoption of iMobile Pay. We continuously seek to improve user experience on iMobile Pay to attract more customers. Other features introduced on iMobile Pay include the personal finance management solution, a unique personal finance, expense and budget management tool to engage with customers digitally and help them manage their finances effectively. The app also introduced a ‘One view card’, a dedicated card in the app, where customers can see all pre-approved loans and card offers in one click. There are over 400 services on the app, with a voice search that makes navigation across these services quick and convenient.

We use video interaction for carrying out Know Your Customer while onboarding new customers. We offer instant home loan approvals, car loan disbursements, personal loan disbursements and credit cards that are accessible entirely through our retail internet banking platform and iMobile Pay. The processing of loans is digitized, enabling instant disbursement to pre-approved customers. We also offer an instant digital credit facility, PayLater, on iMobile Pay which enables pre-approved customers to access instant credit for buying small ticket items through unified payments interface. iLens is an integrated, digital lending solution for mortgages which covers all facets of loan lifecycle starting from sales till disbursement, including property appraisal. It is a single interface for employees, third party agencies and distribution channels with the objective of providing smooth transaction experience and enhanced operational efficiency. iLens has an inbuilt customer interface “TrackMyLoan” through which the customers can track real time status of their loan application, submit documents, respond to queries and access various communications and documents like an approval letter or fees acknowledgment. Mortgage is the first retail product which went live on iLens platform and other retail products are in the process of being on-boarded. This is expected to further enable the Bank to provide enhanced customer experience and increase its ability to capture the entire customer 360° ecosystem in a frictionless and digital way, thereby creating value for customer and the Bank.

Digital payments and partnerships

We have continued to strengthen our position in the digital payments ecosystem by designing seamless journeys for customers, facilitating higher volumes and prompting recurrent transactions. Our strategy is to participate in unified payments interface, which is a funds transfer system that enables real-time movement of funds, both directly through our own platforms, and partner with third party players in the peer-to-peer and peer-to-merchant space.

FASTag is an electronic toll collection system in India operated by the National Highways Authority of India through prepaid radio frequency identification tags. We are one of the leading banks in electronic toll collection on highways through FASTag. We have not only pioneered the usage of FASTag for toll payments at various national and state highway but also expanded the usage of FASTag for parking payments at airports, malls, hospitals and tech parks across the country.

We have partnerships such as with Amazon Pay, a leading global ecommerce company, and MakeMyTrip, a leading Indian online travel portal, Emirates Skywards and others to offer co-branded credit cards. We offer these credit cards to our customers as well as non-ICICI Bank account holders. Amazon Pay credit cards continued to see healthy traction with over 4.0 million Amazon Pay credit cards were issued until year-end fiscal 2023. We aim to provide comprehensive solutions to the new-to-bank customers that have been acquired through Amazon Pay credit cards. The growth in credit card transactions was driven by higher activation rate through digital onboarding of customers, including Amazon Pay credit cards, and automated and effective portfolio management.

Digital platforms and solutions for rural customers

We use imagery from observation satellites to measure an array of parameters related to the land, irrigation and crop patterns which is used in combination with demographic and financial parameters to make expeditious lending decisions for farmers. This has helped in reducing the time taken for credit assessment.

Technology in debt service management

Our Debt Servicing practice has been built on the core of leveraging on technology and advanced data analytics that enables us to reach Right Customer at the Right Time using non-intrusive channel at an optimal cost. We collect over 40% of our early defaults through Machine Learning Technology (“MLT”)

based risk models using contactless channel i.e. interactive voice bot, intelligent Interactive Voice Response (“IVR”) and Short Messaging Service (“SMS”) in more than 13+ languages. We have been using various digital payment solution that helps in collecting over 90% of payment digitally. For our Rural portfolio we use satellite based images and data algorithms to enhance the collection efficiencies.

Digital platforms and journeys for business banking customers, small and medium enterprise customers, merchant ecosystem and ecommerce ecosystem

Our digital platform, InstaBIZ, is a one stop solution for all banking needs catering to small and medium enterprises, individuals, proprietors and merchants. We have seen an increase in the engagement level of customers on the InstaBIZ app. In line with evolving trends of shift towards open architecture, the InstaBIZ app is interoperable and is available to both ICICI Bank customers and non-ICICI Bank customers for availing the multiple product offerings. Any customer can now open current account instantly through Know Your Customer Video (video KYC) in a seamless paperless manner which leverages our Application Programme Interfaces that auto fill the account opening form and validate the identity of the merchant instantly using Permanent Account Number/Aadhaar number. Through ‘InstaOD Plus’, customers of any bank can avail an overdraft up to Rs. 2.5 million instantly. Our customers can activate the overdraft facility into their current account instantly, while customers of other banks can do so after opening of a current account with us digitally by using Know Your Customer video. The ‘Manage and Grow your business’ section within InstaBIZ is powered by multiple banking partners for accounting, taxation, analytics and networking. Customers can use auto-reconciliation with accounting partners, which gives the customer a single click experience for all his business needs without having to manage between different platforms.

Our Trade Online platform allows customers to perform most of their trade finance and foreign exchange transactions, such as regularization of bill of entry and export bills, accessing letters of credit and fixed deposit backed bank guarantees, accessing export credit, and facilitating import and export bill collections digitally. The platform also enables clients to manage regulatory compliances. With a view to meet the working capital requirements of exporters, we have launched Insta Export Packing Credit (Insta EPC), a digital solution, which offers instant export finance to customers. The process automates the entire scrutiny cycle through integrations with various internal and external applications.

During fiscal 2023, we launched APIs for trade finance, a solution that establishes a direct communication channel by linking the customer’s enterprise resource planning (“ERP”) and the Bank’s internal systems in a secure and seamless manner. Trade APIs enable end-to-end encryption of data and real-time updates. It helps in streamlining the flow of information from the customers’ ERP to the Bank’s systems. Electronic Bank Guarantee (“eBG”) is an Application Programming Interface (“API”) based digital workflow, which eliminates physical issuance, stamping, authentication and paper intensive record maintenance of bank guarantees.

Our strategy in the merchant ecosystem space involves onboarding merchants through acquiring platforms or by providing them payment gateways and then cross-selling other financial products and services seamlessly. Our “Merchant STACK” offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms. The main pillars of the Merchant STACK include a zero-balance Super Merchant Current Account which offers various benefits such as digital account opening and instant overdraft facilities based on point-of-sale transactions. Current accounts for individuals and sole proprietors can now be opened swiftly through the video KYC process. Throughout fiscal year 2023, we have continued our investment efforts in enriching the product offerings for merchants by introducing new functionalities such as e rupee redemption, voice notification of quick response (“QR”) transactions on the Instabiz app, acceptance of Rupay credit card on QR, customized settlement cycles and more. Merchants can also perform instant reconciliation by using the Connected

Banking services, which integrates banking with the merchants’ accounting system. The Merchant STACK also offers a digital store management feature for invoicing, inventory and collections management.

The e-commerce ecosystem lends significant opportunities for us to offer digital solutions to customers and merchants selling their goods through e-commerce websites. Our ‘Cardless Equated Monthly Instalment (“EMI”)’ facility enables our pre-approved customers to convert their transactions into equated monthly installments at the check-out section of the e-commerce website or mobile application. Some key solutions offered to e-commerce entities and their sellers include an overdraft facility, composite pay Application Programme Interfaces enabling payments through various channels, foreign currency fixed deposit, working capital and easy payment solutions. For customers utilizing e-commerce platforms, we offer solutions such as digital wallets, prepaid cards, co-branded credit cards, and instantaneous credit through the Bank's PayLater solution.

Digital platforms and solutions for corporate and institutional customers and their ecosystems

“ICICI STACK for Corporates” offering comprehensive solutions to corporates and their ecosystem like channel partners, dealers, vendors, employees and other stakeholders, thus bringing the full range of banking services to the customer. ICICI STACK for Corporates offers customized services to companies in over 20 key industries and their entire ecosystem. Armed with the Bank’s state-of-the art digital platforms, these services can further be tailor-made for companies within an industry. The four main pillars of ‘ICICI STACK for Corporates’ are (1) digital banking solutions for corporates; (2) digital supply chain management solutions; (3) digital banking services for employees; and (4) curated services for senior client personnel. Platforms offered to corporate customers as a part of ICICI STACK for Corporates include Corporate Internet Banking, Trade Online and FX Online, and other platforms. Trade Emerge, an online platform for cross-border trade, is a one stop solution for all the trade related needs of exporters and importers. It eliminates the need for companies to coordinate with multiple touchpoints. Trade Emerge has also been integrated with Corporate Internet Banking and InstaBIZ and Trade Online to ensure that all banking and other needs of exporters and importers are fulfilled inside the ICICI ecosystem. Since the launch of Trade Emerge in fiscal 2022, the platform has witnessed an encouraging response from both ICICI and non-ICICI customers. During fiscal year 2023, we increased the scope of services being offered on Trade Emerge platform by partnering with service providers who are industry leaders. These additional services include warehousing, inland logistics, logistics documentation and regulatory information. We have also enabled instant and hassle free current account opening on Trade Emerge and have set up a dedicated phone banking team, which will help us in catering to customer needs more quickly.

Our solutions to meet the needs of customers and their ecosystems are supported by robust online channels and Application Programme Interfaces that aim to impart convenience and efficiency to our clients.

Supply chain financing is an integral part and a focus area towards deepening our coverage of the corporate ecosystem. Our wide range of supply chain and structured trade products offers a one stop solution to corporate clients and their supply chain partners helping in optimizing their working capital needs and increasing efficiencies in their ecosystem. These supply chain solutions are offered digitally through our platforms namely OneSCF, FSCM, CorpConnect and DigitalLite, wherein corporates can seamlessly manage their supply chain requirements of payments, collection, data reconciliation and customized dashboards in a convenient and paperless environment thereby bringing in efficiencies in the corporates supply chain management. Our digital approving engine assess the credit eligibility of the corporate’s dealers and vendors for credit through business rule engine, Goods and Services Tax returns, intelligent algorithm with automated bureau checks, dedupe checks.

We have a strong focus on integrating banking with corporate ERP system using API not only for financial transactions but also for non-financial transactions. Few of these are fixed deposit creation, bank reconciliations, holding collections then validating with ERP and confirming before crediting to corporate bank accounts. To give a one-stop solution for all statutory requirements of the customer, we facilitated online payment of customs duty along with direct taxes, Goods and Services Tax and various others tax payments.

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

Transforming into BankTech

In fiscal 2023, we continued to progress on our journey from Bank to BankTech and invested in key technology solutions which provide us competitive edge across business and operational capabilities. From a business perspective, the priorities driving our technology focus include improving customers’ digital experiences across various touch points and enabling sales and cross-selling of products and services with data serving as the foundation for informed decision-making leading to the creation of comprehensive value propositions for customers. We constantly upgrading and strengthening the technology infrastructure with a goal to build a secure, stable and resilient technology infrastructure and improving operational efficiency. Business process optimisation through adoption of intelligent automation platforms including robotic processes have enabled efficiency across business and operational functions. These have brought about faster turnaround time besides enabling increased capacity for handling transaction volumes and customer requirements. As part of our technology strategy, we focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services-based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the founding pillars of scalability, modularity, flexibility and agility, resilience and reliability, and creating delightful and digitally native customer experiences to enable sustainable profitable growth. The key priorities that dominate our technology requirements include our technology platforms, embedded banking, cloud adoption and data platforms and analytics.

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

Data Center and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a disaster recovery data center at Jaipur. We are also creating additional capacity through new data centers in Mumbai. We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically and have been prepared in line with the guidelines issued by the Reserve Bank of

India and have been approved by our Board of Directors. The Bank has also equipped itself with state-of-the-art infrastructure management systems which leverage Internet of Things based technology at its data center for optimal utilization of energy and reduction of operational costs.

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

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2023, there were approximately 139 scheduled commercial banks in the country, with a network of approximately 1,55,063 branches serving approximately Rs. 184.3 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.2% of bank branches located in rural or semi-urban areas of the country.

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

Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India. ICICI Bank is also undertaking various initiatives in developing a strong technology architecture like focus on platforms and digitization, continuous investments in innovations and security features to be able to respond to the needs of customers with agility.

We seek to compete in this market through a comprehensive product portfolio and effective distribution channels, which include digital channels, branches and partnerships. We seek to build a localised understanding of market requirements through analytics and develop an efficient distribution and resource allocation strategy. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. We continuously strive to adopt a ‘Fair to Customer, Fair to Bank’ approach across all our businesses.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-

banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions and micro-finance companies. The Reserve Bank of India has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, capturing ecosystems, technological capabilities and having multiple channels and an approach to holistically meet the financial needs of customers in this segment.

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

We compete with foreign banks in cross-border trade finance based on our wider geographical reach in India relative to foreign banks and our technology-based customized trade financing solutions enabling most transactions to be undertaken digitally. We have leverage our balance sheet size, wider branch network, strong technological capabilities and our international presence to compete in treasury-related products and services.

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

Employees

At year-end fiscal 2023, we had 157,799 employees, including sales executives, employees on fixed term contracts and interns. Of these, ICICI Bank employed 129,020 employees at year-end fiscal 2023. Of our 157,799 employees at year-end fiscal 2023, 89,197 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

ICICI Bank pays performance linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined limit, a part of the bonus is deferred and paid over a period. Senior managers and employees in senior management are also given employee stock options as variable pay. The deferred portion of variable pay pertaining to the assessment year or previous years (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all, part or none of the unvested variable pay in the event of assessed divergence in the Bank’s provisioning for non-performing assets exceeding the prescribed threshold, in the event of a reasonable evidence of deterioration in financial performance, in the event of gross misconduct and/or in the event of other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to claw back arrangements, as applicable. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offer courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank’s own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training are also conducted through web-based training modules. ICICI Bank has focused on providing blended learning solutions to the employees. Digital and behavioral learning interventions have been introduced along with functional trainings (including on risk and compliance) for various business groups in retail, wholesale, transaction banking and others. These programs are customized and presented after detailed need analysis based on role, vintage and functions. The Bank has worked for creating a structure where every role under each business unit has suitable learning programs.

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

ICICI Bank had a domestic branch network consisting of 5,900 branches, 16,650 ATMs and cash recycler machines at March 31, 2023 compared to 5,418 branches, 16,609 ATMs and cash recycler machines at March 31, 2022. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 54 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 46 currency chests.

We also provide residential facilities to employees in India. At March 31, 2023, we owned 488 apartments for providing residential facilities to our employees.

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

The following matters have been settled under settlement regulations with the Securities and Exchange Board of India:

•	In September 2019, Securities and Exchange Board of India imposed a penalty of Rs. 1 million on ICICI Bank Limited and a penalty of Rs. 0.2 million on the former Compliance Officer of ICICI Bank for alleged delayed disclosure of an agreement relating to the merger of ICICI Bank Limited with former Bank of Rajasthan. The former Compliance Officer and the Bank had filed an appeal against the order of Securities and Exchange Board of India with the Securities Appellate Tribunal which converted the monetary penalty imposed on the Bank and former Compliance Officer to a warning.

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

•	In 2017, the Bank received three notices from Unique Identification Authority of India for non-compliance of certain requirements of guidelines under Aadhaar (Authentication) Regulations, 2016. The Bank has responded to these notices and is awaiting further communication from Unique Identification Authority of India in this regard.

•	On October 3, 2022, ICICI Bank Limited’s New York Branch entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which requires the Bank’s New York Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program and establish and maintain an effective Sanctions Compliance program. The consent order does not involve any monetary penalty.

The observations made by the Office of the Comptroller of the Currency are restricted only to the New York Branch of ICICI Bank Limited which constitutes 0.61% of ICICI Bank’s total assets at June 30, 2022 and the Bank believes that the consent order will not have a material adverse effect on its business, nor does the consent order restrict any of the New York Branch’s existing activities, apart from requiring the corrective actions as specified under the consent order. The Bank’s New York Branch is committed to taking all necessary and appropriate steps to address the aspects identified and implement the corrective actions as approved by the Office of the Comptroller of the Currency.

Contingent tax liability

At year-end fiscal 2023, our contingent tax liability was assessed at an aggregate of Rs. 82.5 billion (March 31, 2022: Rs. 84.8 billion), mainly pertaining to income tax, service tax, goods and services tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2023. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 82.5 billion (March 31, 2022: Rs. 84.8 billion):

☐	Rs. 72.4 billion (March 31, 2022: Rs. 73.2 billion) related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•      Rs. 29.0 billion (March 31, 2022: Rs. 29.6 billion) related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own cases and other similar cases;

•      Rs. 15.0 billion (March 31, 2022: Rs. 15.0 billion) related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income;

•        Rs. 5.3 billion (March 31, 2022: Rs. 5.2 billion) related to disallowance of provision for operating expense by the tax authorities treating it as contingent in nature. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases;

•        Rs. 5.1 billion (March 31, 2022: Rs. 6.0 billion) related to the disallowance of interest paid on perpetual bonds as the tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in the Group’s own case;

•        Rs. 4.7 billion (March 31, 2022: Rs. 4.7 billion) related to the disallowance of depreciation claims on leased assets, due to treatment of the lease transactions as loan transactions by the tax authorities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own case and other similar cases;

•        Rs. 3.6 billion (March 31, 2022: Rs. 3.6 billion) related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from counsel and past decision by the appellate authorities in the Group’s own case;

•        Rs. 3.4 billion (March 31, 2022: Rs. 3.4 billion) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in our own and other similar cases;

•        Rs. 1.0 billion (March 31, 2022: Rs. 1.0 billion) related to taxability of amounts withdrawn from the special reserve. The Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders;

☐

Rs. 8.9 billion (March 31, 2022: Rs. 10.2 billion) was in respect of service tax and goods and service tax matters which mainly pertain to the demands along with interest and penalty levied by the service tax and goods and service tax authorities wherein we are relying on favorable opinion from counsel. The key disputed liabilities were:

•        Rs. 2.1 billion (March 31, 2022: Rs. 2.0 billion) relates to disallowance of input credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. We have relied on favorable opinion from counsel;

•        Rs. 1.5 billion (March 31, 2022: Rs. 1.5 billion) relates to service tax and interest on interchange fees received by us as an issuing bank. We have relied on favorable opinion from counsel;

•        Rs. 1.1 billion (March 31, 2022: Rs. 1.1 billion) pertaining to ICICI Strategic Investment Fund relates to retention of contribution received by the fund, being treated as income received towards the services rendered by the fund to its contributors. We have relied on favorable opinion from counsel.

☐	Rs. 1.2 billion (March 31, 2022: Rs. 1.3 billion) pertained to sales tax/value added tax demand. The matters mainly relate to procedural issues like submission of statutory forms and adhoc additions in turnover. We have relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, we believe that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liabilities do not include Rs. 34.9 billion (March 31, 2022: Rs. 36.2 billion), considered as remote. Of the total disputed tax demands classified as remote, Rs. 30.5 billion (March 31, 2022: Rs. 30.8 billion) pertained mainly to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases and Rs. 3.6 billion (March 31, 2022: Rs. 4.5 billion) pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability.

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

We held a total provision of Rs. 794 million at year-end fiscal 2023 for 677 cases with claims totaling to Rs. 1.7 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2023, such claims amounted to a total of Rs. 3.0 billion relating to 45 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 357 such cases at year-end fiscal 2023. Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2023, there were 113 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 771.8 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

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

Fees and Other Payments Made by the Depositary

In March 2020, we agreed to an amendment to an agreement previously entered into with the depositary, Deutsche Bank Trust Company Americas in fiscal 2018. Under this amended agreement, the depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. In the three months ended June 30, 2023, we received US$ 4 million relating to the ADR program.

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

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities, which contribute to the major components of interest earned, interest expended and net interest income.

	Year ended March 31,
	2021					2022					2023
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	6,064,280	Rs.	573,393	9.46%	Rs.	7,343,983	Rs.	649,387	8.84%	Rs.	9,059,681	Rs.	844,091	9.32%
Foreign currency		1,098,730		29,226	2.66		975,114		19,482	2.00		957,139		35,201	3.68
Total advances		7,163,010		602,619	8.41		8,319,097		668,869	8.04		10,016,820		879,292	8.78
Investments:
Investments in Government securities:
Rupee		2,761,476		177,497	6.43		2,925,123		184,713	6.31		3,591,054		238,048	6.63
Foreign currency		48,668		310	0.64		41,872		235	0.56		45,689		729	1.60
Total investment in Government securities:		2,810,144		177,807	6.33		2,966,995		184,948	6.23		3,636,743		238,777	6.57
Other investments
Rupee		865,396		53,021	6.13		633,746		33,384	5.27		632,296		37,070	5.86
Foreign currency		131,189		1,846	1.41		165,134		1,591	0.96		109,413		3,237	2.96

	Year ended March 31,
	2021			2022			2023
	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/ cost
	(in millions, except percentages)
Total other investments	996,585	54,867	5.51	798,880	34,975	4.38	741,709	40,307	5.43
Total investments:
Rupee	3,626,872	230,518	6.36	3,558,869	218,097	6.13	4,223,350	275,118	6.51
Foreign currency	179,857	2,156	1.20	207,006	1,826	0.88	155,102	3,966	2.56
Total investments	3,806,729	232,674	6.11	3,765,875	219,923	5.84	4,378,452	279,084	6.37
Other interest-earning assets:
Lending with the Reserve Bank of India
Rupee	448,570	15,470	3.45	398,765	14,858	3.73	140,278	6,486	4.62
Foreign currency	..	..	..	..	..	..	..	..	..
Total lending with the Reserve Bank of India:	448,570	15,470	3.45	398,765	14,858	3.73	140,278	6,486	4.62
Repo lending
Rupee	47,523	1,195	2.51	49,439	1,635	3.31	72,448	4,022	5.55
Foreign currency	..	..	..	..	..	..	..	..	..
Total repo lending	47,523	1,195	2.51	49,439	1,635	3.31	72,448	4,022	5.55
Deposits in other banks:
Rupee	36,691	2,381	6.49	42,636	2,522	5.92	56,179	3,676	6.54
Foreign currency	180,174	347	0.19	269,470	418	0.16	254,380	7,667	3.01
Total deposits in other banks	216,865	2,728	1.26	312,106	2,940	0.94	310,559	11,343	3.65
Other assets:
Rupee	529,797	12,264	2.31	661,740	10,220	1.54	724,431	7,887	1.09
Foreign currency	213,271	536	0.25	236,568	380	0.16	216,547	4,802	2.22
Total other assets	743,068	12,800	1.72	898,308	10,600	1.18	940,978	12,689	1.35

	Year ended March 31,
	2021					2022					2023
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Total other interest-earning assets:
Rupee		1,062,581		31,310	2.95		1,152,580		29,235	2.54		993,336		22,071	2.22
Foreign currency		393,445		883	0.22		506,038		798	0.16		470,927		12,469	2.65
Total other interest-earning assets		1,456,026		32,193	2.21		1,658,618		30,033	1.81		1,464,263		34,540	2.36
Other interest income:
Rupee				20,606					32,441					16,892
Foreign currency				3,570					2,849					894
Total other interest income				24,176					35,290					17,786

Interest-earning assets:
Rupee		10,753,733		855,827	7.96		12,055,432		929,160	7.71		14,276,367		1,158,172	8.11
Foreign currency		1,672,032		35,835	2.14		1,688,158		24,955	1.48		1,583,168		52,530	3.32
Total interest-earning assets		12,425,765		891,662	7.18		13,743,590		954,115	6.94		15,859,535		1,210,702	7.63

Fixed assets		106,100					103,407					108,042
Other assets		2,044,392					2,097,041					2,260,812
Total non-earning assets		2,150,492					2,200,448					2,368,854
Total assets	Rs.	14,576,257	Rs.	891,662		Rs.	15,944,038	Rs.	954,115		Rs.	18,228,389	Rs.	1,210,702

Liabilities:
Savings account deposits:
Rupee	Rs.	2,452,568	Rs.	77,687	3.17	Rs.	3,028,734	Rs.	95,390	3.15	Rs.	3,430,647	Rs.	108,593	3.17
Foreign currency		98,475		803	0.82		80,149		321	0.40		61,367		705	1.15
Total savings account deposits		2,551,043		78,490	3.08		3,108,883		95,711	3.08		3,492,014		109,298	3.13
Time deposits:
Rupee		4,530,836		250,515	5.53		5,094,105		236,169	4.64		5,735,631		277,636	4.84

	Year ended March 31,
	2021			2022			2023
	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/cost	Average balance	Interest income/ expense	Average yield/ cost
	(in millions, except percentages)
Foreign currency	377,247	8,190	2.17	290,939	4,252	1.46	309,445	7,831	2.53
Total time deposits	4,908,083	258,705	5.27	5,385,044	240,421	4.46	6,045,076	285,467	4.72
Other demand deposits:
Rupee	812,042			1,055,999			1,210,898
Foreign currency	112,869			156,310			165,247
Total other demand deposits	924,911			1,212,309			1,376,145
Total deposits:
Rupee	7,795,446	328,202	4.21	9,178,838	331,559	3.61	10,377,176	386,229	3.72
Foreign currency	588,591	8,993	1.53	527,398	4,573	0.87	536,059	8,536	1.59
Total deposits	8,384,037	337,196	4.02	9,706,236	336,132	3.46	10,913,235	394,765	3.62
Long term borrowings:
Rupee	685,178	53,862	7.86	723,083	53,294	7.37	985,134	70,306	7.14
Foreign currency	544,123	15,899	2.92	389,810	9,678	2.48	309,409	10,848	3.51
Total long term borrowings	1,229,301	69,761	5.67	1,112,893	62,972	5.66	1,294,543	81,154	6.27
Short-term borrowings:
Borrowings under liquidity adjustment facility with the Reserve Bank of India
Rupee:	103,528	4,497	4.34	720	30	4.17	1,488	84	5.65
Foreign currency	..	..	..	..	..	..	..	..	..
Total borrowings under liquidity adjustment facility with the Reserve Bank of India:	103,528	4,497	4.34	720	30	4.17	1,488	84	5.65
Repo borrowings:
Rupee	358,938	10,845	3.02	204,643	6,815	3.33	272,735	15,017	5.51

	Year ended March 31,
	2021					2022					2023
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Foreign currency		7,264		189	2.60		5,676		167	2.94		6,996		258	3.69
Total repo borrowings		366,202		11,034	3.01		210,319		6,982	3.32		279,731		15,275	5.46
Other short term borrowings
Rupee		49,208		3,259	6.62		101,520		4,904	4.83		128,586		8,266	6.43
Foreign currency		128,681		841	0.65		102,347		646	0.63		233,886		5,890	2.52
Total other short term borrowings		177,889		4,100	2.30		203,867		5,550	2.72		362,472		14,156	3.91
Short term borrowings:
Rupee		511,674		18,601	3.64		306,883		11,749	3.83		402,809		23,367	5.80
Foreign currency		135,945		1,030	0.76		108,023		813	0.75		240,882		6,148	2.55
Total short term borrowings		647,619		19,631	3.03		414,906		12,562	3.03		643,691		29,515	4.59
Total borrowings:
Rupee		1,196,852		72,463	6.05		1,029,966		65,043	6.32		1,387,943		93,673	6.75
Foreign currency		680,068		16,929	2.49		497,833		10,491	2.11		550,291		16,996	3.09
Total borrowings		1,876,920		89,392	4.76		1,527,799		75,534	4.94		1,938,234		110,669	5.71
Interest-bearing liabilities:
Rupee		8,992,298		400,665	4.46		10,208,804		396,602	3.88		11,765,119		479,902	4.08
Foreign currency		1,268,659		25,922	2.04		1,025,231		15,064	1.47		1,086,350		25,532	2.35
Total interest-bearing liabilities		10,260,957		426,588	4.16		11,234,035		411,666	3.66		12,851,469		505,434	3.93
Other liabilities		2,880,817					3,041,905					3,400,782
Total liabilities		13,141,774		426,588			14,275,940		411,666			16,252,251		505,434
Stockholders’ equity		1,434,483					1,668,098					1,976,138
Total liabilities and stockholders’ equity	Rs.	14,576,257	Rs.	426,588		Rs.	15,944,038	Rs.	411,666		Rs.	18,228,389	Rs.	505,434

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2022 vs. Fiscal 2021						Fiscal 2023 vs. Fiscal 2022
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest earned:
Advances:
Rupee	Rs.	75,994	Rs.	113,157	Rs.	(37,163)	Rs.	194,704	Rs.	159,852	Rs.	34,852
Foreign currency		(9,744)		(2,470)		(7,274)		15,719		(661)		16,380
Total advances		66,250		110,687		(44,437)		210,423		159,191		51,232
Investment:
Investment in Government securities:
Rupee		7,216		10,334		(3,118)		53,335		44,144		9,191
Foreign currency		(75)		(38)		(37)		494		61		433
Total investment in Government securities		7,141		10,296		(3,155)		53,829		44,205		9,624
Other investments:
Rupee		(19,637)		(12,203)		(7,434)		3,686		(85)		3,771
Foreign currency		(255)		327		(582)		1,646		(1,649)		3,295
Total other investments		(19,892)		(11,876)		(8,016)		5,332		(1,734)		7,066
Total investments:
Rupee		(12,421)		(4,167)		(8,254)		57,021		43,286		13,735
Foreign currency		(330)		239		(569)		2,140		(1,327)		3,467
Total investments		(12,751)		(3,928)		(8,823)		59,161		41,959		17,202
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee		(612)		(1,856)		1,244		(8,372)		(11,952)		3,580
Foreign currency		..		..		..		..		..		..
Total lending with the Reserve Bank of India		(612)		(1,856)		1,244		(8,372)		(11,952)		3,580

	Fiscal 2022 vs. Fiscal 2021			Fiscal 2023 vs. Fiscal 2022
	Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Repo lending:
Rupee	440	63	377	2,387	1,277	1,110
Foreign currency	..	..	..	..	..	..
Total repo lending	440	63	377	2,387	1,277	1,110
Deposits in other banks:
Rupee	141	352	(211)	1,154	886	268
Foreign currency	71	139	(68)	7,249	(455)	7,704
Total deposits in other banks	212	491	(279)	8,403	431	7,972
Other assets:
Rupee	(2,044)	2,038	(4,082)	(2,333)	683	(3,016)
Foreign currency	(156)	37	(193)	4,422	(444)	4,866
Total other assets	(2,200)	2,075	(4,275)	2,089	239	1,850
Other interest-earning assets:
Rupee	(2,075)	2,283	(4,358)	(7,164)	(3,538)	(3,626)
Foreign currency	(85)	178	(263)	11,671	(930)	12,601
Total other interest earning assets	(2,160)	2,461	(4,621)	4,507	(4,468)	8,975
Other interest income:
Rupee	11,835	..	11,835	(15,549)	..	(15,549)
Foreign currency	(721)	..	(721)	(1,955)	..	(1,955)
Other interest income	11,114	..	11,114	(17,504)	..	(17,504)
Total interest earned:
Rupee	73,333	111,273	(37,940)	229,012	199,600	29,412
Foreign currency	(10,880)	(2,053)	(8,827)	27,575	(2,918)	30,493
Total interest earned	62,453	109,220	(46,767)	256,587	196,682	59,905
Interest expense:
Savings account deposits:
Rupee	17,703	18,146	(443)	13,203	12,722	481
Foreign currency	(482)	(73)	(409)	384	(216)	600
Total savings account deposits	17,221	18,073	(852)	13,587	12,506	1,081
Time deposits:
Rupee	(14,346)	26,114	(40,460)	41,467	31,053	10,414
Foreign currency	(3,938)	(1,261)	(2,677)	3,579	468	3,111
Total time deposits	(18,284)	24,853	(43,137)	45,046	31,521	13,525
Total deposits:
Rupee	3,357	44,260	(40,903)	54,670	43,775	10,895
Foreign currency	(4,420)	(1,334)	(3,086)	3,963	252	3,711
Total deposits	(1,063)	42,926	(43,989)	58,633	44,027	14,606
Borrowings:
Long term borrowings:
Rupee	(568)	2,794	(3,362)	17,012	18,702	(1,690)
Foreign currency	(6,221)	(3,831)	(2,390)	1,170	(2,819)	3,989
Total long term borrowings	(6,789)	(1,037)	(5,752)	18,182	15,883	2,299

	Fiscal 2022 vs. Fiscal 2021						Fiscal 2023 vs. Fiscal 2022
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee		(4,467)		(4,284)		(183)		54		43		11
Foreign currency		..		..		..		..		..		..
Total borrowings under liquidity adjustment facility with the Reserve Bank of India		(4,467)		(4,284)		(183)		54		43		11
Repo borrowings
Rupee		(4,030)		(5,138)		1,108		8,202		3,749		4,453
Foreign currency		(22)		(47)		25		91		49		42
Total repo borrowings		(4,052)		(5,185)		1,133		8,293		3,798		4,495
Other short term borrowings:
Rupee		1,645		2,527		(882)		3,362		1,740		1,622
Foreign currency		(195)		(166)		(29)		5,244		3,313		1,931
Total other short term borrowings		1,450		2,361		(911)		8,606		5,053		3,553
Short term borrowings:
Rupee		(6,852)		(6,895)		43		11,618		5,532		6,086
Foreign currency		(217)		(213)		(4)		5,335		3,362		1,973
Total short term borrowings		(7,069)		(7,108)		39		16,953		8,894		8,059
Total borrowings:
Rupee		(7,420)		(10,539)		3,119		28,630		24,160		4,470
Foreign currency		(6,438)		(3,840)		(2,598)		6,505		1,620		4,885
Total borrowings		(13,858)		(14,379)		521		35,135		25,780		9,355
Total interest expended:
Rupee		(4,063)		33,721		(37,784)		83,300		67,935		15,365
Foreign currency		(10,858)		(5,174)		(5,684)		10,468		1,872		8,596
Total interest expended		(14,921)		28,547		(43,468)		93,768		69,807		23,961
Net interest income:
Rupee		77,396		77,552		(156)		145,712		131,665		14,047
Foreign currency		(22)		3,121		(3,143)		17,107		(4,790)		21,897
Total net interest income	Rs.	77,374	Rs.	80,673	Rs.	(3,299)	Rs.	162,819	Rs.	126,875	Rs.	35,944

Investment portfolio

Maturity profile wise yields on debt securities

The following table sets forth, at the date indicated, the maturity profile wise yields of our investments in debt securities classified as available-for-sale. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2022				At March 31, 2023
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	6.4%	6.7%	5.0%	6.1%	7.3%	7.1%	5.9%	3.8%
Government securities	4.5	5.2	4.5	5.2	6.7	6.7	7.3	7.1
Other securities	5.3	6.2	5.5	7.1	7.8	8.5	8.4	8.4
Total debt securities[1]	4.8%	5.9%	4.7%	5.5%	6.9%	7.1%	6.8%	7.2%

(1)	Includes securities denominated in different currencies

(2)	Weighted average yield is the ratio of interest earned on available-for-sale debt securities to average available-for-sale debt securities.

(3)	The maturity is computed based on the contractual maturity of the portfolio.

The following table sets forth, at the date indicated, the maturity profile-wise yields of our investments in debt securities classified as held-to-maturity. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2022				At March 31, 2023
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	5.9%	6.6%	7.4%	7.5%	7.0%	7.1%	7.6%	7.7%
Government securities	7.7	6.6	6.8	6.4	7.0	6.8	7.4	7.6
Other securities	4.2	..	..	..	7.8	..	..	..
Total debt securities[1]	6.7%	6.6%	6.9%	6.4%	7.1%	6.8%	7.4%	7.6%

(1)	Includes securities denominated in different currencies

(2)	Weighted average yield is the ratio of interest earned on held-to-maturity debt securities to average held-to-maturity securities.

(3)	The maturity is computed based on the contractual maturity of the portfolio.

Investment portfolio of our overseas branches and banking subsidiaries

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2022		2023
	(in millions)
Bonds
Banks and financial institutions	Rs.	26,065	Rs.	19,460
Corporate		33,591		43,284
Total bonds		59,656		62,744
Asset backed securities		..		..
Others(1)		4,925		5,341
Total	Rs.	64,581	Rs.	68,085

(1)	Includes investments in certificates of deposits.

Investment in India-linked securities of corporate entities was 50.0% at year-end fiscal 2023 as compared to 43.2% at year-end fiscal 2022.

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

	At March 31, 2023
	Bonds(1),(2)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2023	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2023	Mark-to-market gain/ (loss) at March 31, 2023
	(Rs. in millions)
U.S.	..	3,468	..	..	..	3,468	(103)	7	(221)
Canada	..	18,229	..	..	..	18,229	..	1	..
Europe	..	754	..	..	..	754	(7)	..	(43)
India	163	38,817	..	..	163	38,817	(450)	(363)	(486)
Rest of Asia	..	1,313	..	5,341	..	6,654	(5)	(11)	(27)
Total portfolio	163	62,581	..	5,341	163	67,922	(565)	(374)	(777)

(1)	Includes bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(2)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

	At March 31, 2022
	Bonds(1),(2)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2022	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2022	Mark-to-market gain/ (loss) at March 31, 2022
	(Rs. in millions)
U.S.	..	1,809	..	..	..	1,809	(130)	33	(106)
Canada	..	17,480	..	..	..	17,480	..	130	..
Europe	..	716	..	..	..	716	89	(0)	(33)
India	1,491	37,034	..	..	1,491	37,034	(672)	91	(95)
Rest of Asia	..	1,126	..	4,925	..	6,051	(124)	58	(20)
Total portfolio	1,491	58,165	..	4,925	1,491	63,090	(837)	312	(254)

(1)	Includes bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(2)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Our primary source of domestic funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings, refinance borrowings and domestic or overseas bond offerings. Our domestic bond borrowings include long-term bond borrowings for financing infrastructure projects and affordable housing in accordance with the Reserve Bank of India guidelines. See also “Business—Overview of Our Products and Services—Commercial Banking for Retail Customers—Retail Deposits”.

Maturity profile of deposits

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2023.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	3,848,299		..		..	Rs.	3,848,299
Time deposits		4,341,123		1,827,859		432,713		6,601,695
Non-interest-bearing deposits:
Other demand deposits(1)		1,658,328		..		..		1,658,328
Total deposits	Rs.	9,847,750	Rs.	1,827,859	Rs.	432,713	Rs.	12,108,322

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2022.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	3,670,306		..		..	Rs.	3,670,306
Time deposits		3,895,554		1,256,777		456,834		5,609,165
Non-interest-bearing deposits:
Other demand deposits(1)		1,634,187		..		..		1,634,187
Total deposits	Rs.	9,200,047	Rs.	1,256,777	Rs.	456,834	Rs.	10,913,658

(1) Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

Uninsured deposits

The following table sets forth, for the periods indicated, the estimated amount of time deposits that exceed the insurance limit, segregated by remaining maturity and the estimated amount of total deposits that are otherwise uninsured:

	At March 31, 2023
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
Uninsured time deposits	(in millions)
India	Rs.	1,395,233	Rs.	823,917	Rs.	1,494,583	Rs.	1,801,960	Rs.	5,515,693
Outside India		40,410		31,385		40,918		38,278		150,991
Total uninsured time deposits	Rs.	1,435,643	Rs.	855,302	Rs.	1,535,501	Rs.	1,840,238	Rs.	5,666,684

	At March 31, 2022
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
Uninsured time deposits	(in millions)
India	Rs.	1,262,407	Rs.	736,621	Rs.	1,373,221	Rs.	1,439,422	Rs.	4,811,671
Outside India		22,484		11,989		19,441		11,443		65,357
Total uninsured time deposits	Rs.	1,284,891	Rs.	748,610	Rs.	1,392,662	Rs.	1,450,865	Rs.	4,877,028

Total uninsured deposits at March 31, 2022 were Rs. 8,315,811 million and at March 31, 2023 were Rs. 9,314,637 million.

The classification between “in India” and “outside India” is based on the domicile of the booking unit. In India, the insured deposit calculations are based on guidelines prescribed by Deposit Insurance and Credit Guarantee Corporation. The insured amount limit prescribed by Deposit Insurance and Credit Guarantee Corporation is up to a maximum amount of Rs. 500,000 per depositor (included all type of deposits), per insured bank. The standard insurance amount for time deposits outside India is based on the insurance limits approved by the regulator in the respective foreign jurisdiction. The insurance coverage is allocated first to savings account deposits, then to current account deposits and lastly to time deposits of a depositor. For time deposits, the highest residual maturity buckets are considered for allocation of insurance coverage.

Risk Management

Asset liability gap

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2023(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	9,282,075	Rs.	1,453,703	Rs.	102,885	Rs.	10,838,663
Investments		1,283,292		1,403,243		3,708,985		6,395,520
Other assets(2)		794,512		124,827		1,325,773		2,245,112
Total assets	Rs.	11,359,879	Rs.	2,981,773	Rs.	5,137,643	Rs.	19,479,295
Capital		..		..		2,144,978		2,144,978
Borrowings		1,032,692		584,913		273,013		1,890,618
Deposits		5,611,378		6,481,420		15,523		12,108,321
Other liabilities		27,686		1,259		3,412,042		3,440,987
Total liabilities		6,671,756		7,067,592		5,845,556		19,584,904
Total gap before risk management positions		4,688,123		(4,085,819)		(707,914)		(105,610)
Off-balance sheet positions(3)		(179,307)		285,840		(114,413)		(7,880)
Total gap after risk management positions	Rs.	4,508,816	Rs.	(3,799,979)	Rs.	(822,327)	Rs.	(113,490)

(1)	Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3) Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

	At March 31, 2022(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	7,937,695		Rs 1,189,111	Rs.	76,275	Rs.	9,203,081
Investments		1,271,030		1,362,786		3,037,161		5,670,977
Other assets(2)		1,246,050		158,385		1,145,081		2,549,516
Total assets		10,454,775		2,710,282		4,258,517		17,423,574
Capital		..		..		1,820,525		1,820,525
Borrowings		739,947		613,594		262,486		1,616,027
Deposits		5,133,624		5,764,171		15,863		10,913,658
Other liabilities(3)		96,553		7,084		3,072,527		3,176,164
Total liabilities		5,970,124		6,384,849		5,171,401		17,526,373
Total gap before risk management positions		4,484,651		(3,674,567)		(912,884)		(102,799)
Off-balance sheet positions(4)		(88,581)		26,799		42,866		(18,917)
Total gap after risk management positions	Rs.	4,396,070	Rs.	(3,647,768)	Rs.	(870,018)	Rs.	(121,716)

(1)	Includes investments in the nature of equity, cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

Loan portfolio - fixed-floating interest rate

The following table sets forth, at the date indicated, the amount of our loans with residual contractual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2023
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	111,986	Rs.	1,420,577	Rs.	1,532,563
Consumer loans and credit card receivable		1,412,339		3,352,737		4,765,076
Lease financing		33		..		33
Total loans	Rs.	1,524,358	Rs.	4,773,314	Rs.	6,297,672

	At March 31, 2022
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	133,270	Rs.	1,273,869	Rs.	1,407,139
Consumer loans and credit card receivable		1,126,546		2,817,494		3,944,040
Lease financing		187		..		187
Total loans	Rs.	1,260,003	Rs.	4,091,363	Rs.	5,351,366

Impact of interest rate movement on loan portfolio

The following table sets forth, using the balance sheet at year-end fiscal 2023 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2024, assuming a parallel shift in the yield curve at year-end fiscal 2023.

	At March 31, 2023
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(38,337)	Rs.	(19,169)	Rs.	19,169	Rs.	38,337
Foreign currency portfolio		(1,737)		(869)		869		1,737
Total	Rs.	(40,075)	Rs.	(20,037)	Rs.	20,037	Rs.	40,075

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

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2023 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2023
	Change in interest rates (in basis points) - Rupee
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	270,091	Rs.	4,667	Rs.	2,344	Rs.	(2,323)	Rs.	(4,630)
Rupee corporate debt securities		112,437		1,620		815		(810)		(1,613)
Total	Rs.	382,528	Rs.	6,287	Rs.	3,159	Rs.	(3,133)	Rs.	(6,243)

	At March 31, 2023
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	38,802	Rs.	53	Rs.	26	Rs.	(26)	Rs.	(53)
Foreign corporate debt securities		483		1		..		..		(1)
Total	Rs.	39,285	Rs.	54	Rs.	26	Rs.	(26)	Rs.	(54)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2022 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2022
	Change in interest rates (in basis points) - Rupee
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	176,474	Rs.	2,421	Rs.	1,206	Rs.	(1,206)	Rs.	(2,421)
Rupee corporate debt securities		60,011		677		339		(339)		(675)
Total	Rs.	236,485	Rs.	3,099	Rs.	1,545	Rs.	(1,544)	Rs.	(3,096)

	At March 31, 2022
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	90,181	Rs.	157	Rs.	78	Rs.	(78)	Rs.	(157)
Foreign corporate debt securities		1,491		93		46		(46)		(93)
Total	Rs.	91,672	Rs.	250	Rs.	124	Rs.	(124)	Rs.	(250)

Value at risk on equity shares (Proprietary trading book)

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group of ICICI Bank for fiscal 2022 and fiscal 2023.

 Rs. in million

	Fiscal 2022			At March	Fiscal 2023			At March
	High	Low	Average	31, 2022	High	Low	Average	31, 2023
Value-at-risk	234.9	6.8	90.9	54.1	149.0	0.0	34.0	0.0

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2023, there were three instances of hypothetical loss exceeding the value-at-risk estimates for the equities portfolio of the proprietary trading group.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2022 and fiscal 2023.

				Rs. in million
	Fiscal 2022	At March	Fiscal 2023	At March
	Average	31, 2022	Average	31, 2023
Hypothetical daily profit(loss)	9.0	14.8	(0.1)	0.0
Value-at-risk	90.9	54.1	34.0	0.0

The high and low hypothetical daily profit/(loss) during fiscal 2023 was Rs. 37.4 million and Rs. (88.8) million respectively.

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

	At March 31, 2023
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	30,733,302	Rs.	(13,657)	Rs.	(6,828)	Rs.	6,828	Rs.	13,656
Currency derivatives(2)		1,661,178		1,176		588		(588)		(1,176)
Foreign exchange		14,512,948		(3)		(2)		2		3
Total	Rs.	46,907,428	Rs.	(12,484)	Rs.	(6,242)	Rs.	6,242	Rs.	(12,483)

1.	Notional principal

2.	Includes futures, options and cross currency interest rate swaps

	At March 31, 2022
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	31,560,088	Rs.	(8,341)	Rs.	(4,170)	Rs.	4,170	Rs.	8,339
Currency derivatives(2)		1,193,153		2,313		1,156		(1,156)		(2,313)
Foreign exchange		9,769,228		(42)		(21)		21		42
Total	Rs.	42,522,469	Rs.	(6,070)	Rs.	(3,035)	Rs.	3,035	Rs.	6,068

1.	Notional principal

2.	Includes futures, options and cross currency interest rate swaps

The following table sets forth the possible prediction of the impact of change in foreign exchange rates on the value of the net open position of the Group.

	At March 31, 2023
	Change in forex rates on the value of the net open position (in basis points)
	Net open position		(100)		100
			(in millions)
Total open position for the Group	Rs.	6,221	Rs.	3,862	Rs.	492

	At March 31, 2022
	Change in forex rates on the value of the net open position (in basis points)
	Net open position		(100)		100
		(in millions)
Total open position for the Group	Rs.	6,654	Rs.	(1,294)	Rs.	7,653

Credit spread risk

The following table sets forth, using our held-for-trading portfolio at year-end as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2023
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
		(in millions)
Corporate debt securities	Rs.	112,920	Rs.	1,621	Rs.	815	Rs.	(810)	Rs.	(1,614)

	At March 31, 2022
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
		(in millions)
Corporate debt securities	Rs.	61,502	Rs.	770	Rs.	386	Rs.	(385)	Rs.	(768)

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure to a particular industry in the light of our forecasts of growth and profitability for that industry. ICICI Bank’s policy is to limit its portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. In addition, we have a framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track- record of the borrowers. See also -“Risk Management—Credit Risk”. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2022			2023
	Amount		As a %	Amount		Amount	As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	5,040,347	53.2%	Rs.	6,013,563	US$ 73,167	54.2%
Rural finance		795,064	8.4		902,084	10,976	8.1
Services—finance		716,294	7.6		804,240	9,785	7.2
Wholesale/retail trade		296,358	3.1		448,962	5,462	4.0
Roads, port, telecom, urban development & other infrastructure		308,905	3.3		329,564	4,010	3.0
Services—non finance		202,096	2.1		245,057	2,982	2.2
Power		202,294	2.1		188,950	2,299	1.7
Construction		155,286	1.6		178,219	2,168	1.6
Manufacturing products (excluding metal)		121,190	1.3		173,477	2,111	1.6
Iron and steel (including iron and steel products)		150,757	1.6		162,007	1,971	1.5
Electronics & engineering		130,558	1.4		154,612	1,881	1.4
Crude petroleum/ refining & petrochemicals		132,908	1.4		137,118	1,668	1.2
Textile		100,791	1.1		124,967	1,520	1.1
Others(2)		1,122,259	11.8		1,232,134	14,992	11.2
Gross advances (loans)		9,475,107	100.0%		11,094,954	134,992	100.0%
Allowance for advances (loan) losses		(272,025)			(256,291)	(3,118)
Net advances (loans)	Rs.	9,203,082		Rs.	10,838,663	US$ 131,873

 ______________________

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and personal loans, credit cards, two wheeler loans and loans against securities.

(2)	Primarily include developer financing portfolio, gems and jewellery, mining, cement, drugs and pharmaceuticals, shipping metal and metal products (excluding iron and steel), food & beverages, chemicals and fertilizers, automobiles and fast moving consumer goods.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. We are focused on capitalizing on opportunities in retail lending, including cross-selling additional products to our existing customers and growing our lending to small businesses, while adopting a selective approach to corporate lending. Given the focus on the above priorities, gross retail finance advances increased by 19.3% in fiscal 2023 compared to an increase of 17.1% in total gross advances in fiscal 2023. As a result, retail finance increased from 53.2% of gross loans at year-end fiscal 2022 to 54.2% of gross loans at year-end fiscal 2023.

At year-end fiscal 2023, our 20 largest borrowers accounted for 6.9% of our gross loan portfolio, with the largest borrower accounting for 1.9% of our gross loan portfolio. The largest group of companies under the same management control accounted for 1.3% of our gross loan portfolio at year-end fiscal 2023.

At year-end fiscal 2023, our exposure to largest single counterparty accounted for 12.8% of our Tier I capital fund. The exposure to largest group of connected counterparties accounted for 27.1% of our Tier I capital fund at year-end fiscal 2022.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans

	March 31, 2023
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	2,951,977	Rs.	1,017,840	Rs.	512,516	Rs.	2,207	Rs.	4,484,540
Consumer loans		1,588,996		2,100,469		1,714,291		950,316		6,354,072
Lease financing		18		33		..		..		51
Total	Rs.	4,540,991	Rs.	3,118,342	Rs.	2,226,807	Rs.	952,523	Rs.	10,838,663

	March 31, 2022
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	2,221,031	Rs.	881,662	Rs.	523,871	Rs.	1,606	Rs.	3,628,170
Consumer loans		1,630,457		1,948,475		1,670,240		325,325		5,574,497
Lease financing		230		187		..		..		417
Total	Rs.	3,851,718	Rs.	2,830,324	Rs.	2,194,111	Rs.	326,931	Rs.	9,203,084

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit. ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis. During fiscal 2023, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 716.5 billion (fiscal 2022: Rs. 715.1 billion) and sold Priority Sector Lending Certificates amounting to Rs. 741.3 billion (fiscal 2022: Rs. 1,014.4 billion). See also “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending—Priority Sector Lending”.

The following table sets forth, for the periods indicated, ICICI Bank’s average priority sector lending:

	Fiscal 2022			Fiscal 2023
	Amount		% of adjusted net bank credit	Amount				% of adjusted net bank credit	Target (% of adjusted net bank credit)
	(in billions, except percentages)
Agriculture Sector	Rs.	1,226.5	17.80%	Rs.	1,423.6	US$	17.3	17.74%	18.00%
- Small and marginal farmers		636.4	9.20		794.7		9.7	9.90	9.50
- Non-corporate farmers		873.8	12.70		1,068.2		13.0	13.31	13.78
Micro, small and medium enterprises		1,473.7	..		1,729.0		21.0	..	..
- Micro enterprises		550.7	8.00		661.2		8.0	8.24	7.50
Other priority sector		145.2	..		178.3		2.2	..	..
Total priority sector lending	Rs.	2,845.4	41.30%	Rs.	3,330.9	US$	40.5	41.50%	40.00%
- Weaker sections	Rs.	762.0	11.10%	Rs.	910.2	US$	11.1	11.34%	11.50%

1.	The above includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank.

The priority sector lending master circular issued by the Reserve Bank of India requires that banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund established with National Bank for Agriculture and Rural Development and other Funds as decided by the Reserve Bank of India from time to time. The Bank may be required by the Reserve Bank of India to deposit with the Rural Infrastructure Development Fund and other related funds, certain amounts as specified by the Reserve Bank of India in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. At year-end fiscal 2023, our total investment in funds of government sponsored development banks due to shortfall in lending to priority sectors was Rs. 216.2 billion, which was fully eligible for consideration in overall priority sector achievement.

Export Credit

The Reserve Bank of India requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. Export credit in the agriculture, micro, small and medium enterprises sectors is permitted to be categorised as priority sector lending. Additionally, the Export credit is extended as priority sector lending basis the classification criteria specified by the Reserve Bank of India. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. As at March 31, 2023, ICICI Bank’s export credit was Rs. 147.0 billion, which amounted to 1.75% of the Bank’s adjusted net bank credit.

Non-performing loans

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loans by borrowers’ industry or economic activity and as a percentage of total non-performing loans.

	At March 31,
	2022			2023
	Amount		As a percentage of non-performing loans	Amount		Amount	As a percentage of non-performing loans
	(in millions, except percentages)
Retail finance(1)	Rs.	87,383	25.3%	Rs.	76,738	US$ 934	24.6%
Construction		55,217	16.0		51,538	627	16.5
Rural Retail		37,080	10.7		37,294	454	11.9
Crude petroleum/ refining and petrochemicals		25,051	7.3		25,066	305	8.0
Power		31,671	9.2		22,044	268	7.1
Roads, ports, telecom, urban development & other infrastructure		14,488	4.2		12,727	155	4.1
Electronics and engineering		16,045	4.6		12,705	155	4.1
Services—non finance		14,203	4.1		12,402	151	4.0
Mining		10,934	3.2		11,781	143	3.8
Wholesale/retail trade		6,501	1.9		7,908	96	2.5
Manufacturing products (excluding metal)		5,311	1.5		5,827	71	1.9
Iron/steel and products		5,918	1.7		5,236	64	1.7
Gems & jewellery		3,154	0.9		4,028	49	1.3
Other Industries(2)		32,558	9.4		27,176	330	8.5
Gross non-performing loans (3)	Rs.	345,514	100.0%	Rs.	312,470	US$ 3,802	100.0%
Aggregate provision for loan losses		(269,105)			(254,507)	(3,097)
Net non-performing loans	Rs.	76,409		Rs.	57,963	US$ 705

_____________________

(1)   Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)    Other industries primarily include developer financing portfolio, automobiles, cement, shipping, food and beverages, chemical and fertilizers, textile, drugs and pharmaceuticals, metal and products (excluding iron and steel) services – finance and fast moving consumer goods.

See“Operating and Financial Review and Prospects—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2022”.

Restructurd loans

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2022			2023
	Amount		As a percentage of restructured loans	Amount		Amount	As a percentage of restructured loans
	(in millions, except percentages)
Retail finance	Rs.	69,073	74.1%	Rs.	44,643	US$ 543	85.0%
Power		6,106	6.5		..	..	..
Roads, port, telecom, urban development & other infrastructure		2,851	3.1		2,793	34	5.3
Construction		1,924	2.1		1,599	19	3.0
Others(1)		13,312	14.2		3,479	43	6.7
Gross restructured loans	Rs.	93,266	100.0%	Rs.	52,514	US$ 639	100.0%
Aggregate provision for loan losses		(2,914)			(1,779)	(22)
Net restructured loans	Rs.	90,352		Rs.	50,735	US$ 617

(1)	Others primarily include automobile, textiles, food and beverages, wholesale/retail trade, services-non finance, manufacturing products (excluding metal) and gems and jewellery.

(2)	In addition, the Bank holds general provision amounting to Rs. 12.8 billion at year-end fiscal 2023 (year-end fiscal 2022: Rs. 23.6 billion) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

Key ratios-Asset quality

The following table sets forth, for the periods indicated, our key ratios on asset quality.

	At or for the year ended March 31,
	2022	2023
	(Rs. in millions, except percentages)
Gross restructured loans as a percentage of gross loans	0.98%	0.47%
-Gross restructured loans	93,266	52,514
-Total gross loans	9,475,107	11,094,954
Gross non-performing loans as a percentage of gross loans	3.65	2.82
-Gross non-performing loans	345,514	312,470
-Total gross loans	9,475,107	11,094,954
Net restructured loans as a percentage of net loans	0.98	0.47
-Net restructured loans	90,352	50,735
-Total net loans	9,203,081	10,838,663
Net non-performing loans as a percentage of net loans (1)	0.83	0.53
-Net non-performing loans	76,409	57,963
-Total net loans	9,203,081	10,838,663
Provision on restructured loans as a percentage of gross restructured loans (2)	3.12	3.39
-Provision on restructured loans	2,914	1,779
-Gross restructured loans	93,266	52,514
Provision on non-performing loans as a percentage of gross non-performing loans	77.89	81.45
-Provision on non-performing loans	269,105	254,507
-Gross non-performing loans	345,514	312,470
Provision as a percentage of gross loans(3)	4.45%	4.08%
-Provisions	421,315	452,185
-Total gross loans	9,475,107	11,094,954

_______________________

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(2)	In addition, the Bank holds 25% general provision on restructured assets (including general provision required as per the guidelines issued by the Reserve Bank of India).

(3)	Includes general provision on standard assets.

Net loan write-offs and Provision on non-performing loans

The table presents net loan write-offs and percentage of average loans for the periods indicated.

	March 31, 2022			March 31, 2023
Average loan portfolio	Net loan charge-offs[1]		% of average gross loans	Net loan charge-offs[1]		% of average gross loans
	(in millions, except percentages)
Commercial loans	Rs.	42,528	1.17%	Rs.	8,287	0.20%
Consumer loans		52,712	1.03		19,076	0.31
Lease financing		1	0.10		..	..

Total loans	Rs.	95,241	1.09%	Rs.	27,363	0.27%

(1)	Net loan write offs is the difference between gross loan write-offs and recoveries from write-offs.

Net loan write-offs as a percentage of our average total loan portfolios were 0.27% in the fiscal 2023 as compared to 1.09% in the fiscal 2022.

The following table shows an allocation of the Group’s total provision on non-performing loans and the percentage of loans in each category to total gross loans for the periods indicated.

	March 31, 2022			March 31, 2023
	Amount		% of loans in each category to total gross loans	Amount	% of loans in each category to total gross loans
	(in millions, except percentages)
Commercial loans	Rs.	203,023	41.8%	189,176	39.6%
Consumer loans		66,082	58.2	65,331	60.4
Lease financing		..	0.0	..	0.0

Total loans	Rs.	269,105	100%	254,507	100%

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries and affiliates. Our consolidated total assets at year-end fiscal 2023 were Rs. 19,584.9 billion. Our consolidated capital and reserves and surplus including employees’ stock options outstanding at year-end fiscal 2023 were Rs. 2,145.0 billion and our consolidated net profit (after minority interest) for fiscal 2023 was Rs. 340.4 billion.

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

Our international franchise focusses on non-resident Indians for deposits, wealth and remittances businesses and on deepening relationships with well-rated Indian corporates in international markets and multinational companies for maximizing the India-linked trade, transaction banking and lending opportunities within our risk management framework. Our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk and granularity of business.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries and affiliates. Our subsidiaries, ICICI Prudential Life Insurance Company and ICICI Prudential Asset Management Company, provide a wide range of life insurance and asset management products respectively. Our associate ICICI Lombard General Insurance Company provides a wide range of general insurance products. In May 2023, the Board of the Bank approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to receipt of necessary regulatory approvals.

Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities and fixed income market operations, respectively. Our private equity fund management subsidiary ICICI Venture manages funds that make private equity investments.

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

Trends in fiscal 2023

The global gross domestic product grew by 2.7% in calendar year 2022 compared to a 5.9% increase in calendar year 2021. The gross domestic product of advanced economies grew by 2.6% and the gross domestic product of emerging economies grew by 2.8% in calendar 2022, compared to 5% growth in advanced economies and 6.5% for emerging economies in calendar year 2021. The fall in global growth reflected the adverse effects of the commodity price shock that took place in response to the Russia-Ukraine war, monetary tightening delivered by global central banks and stringent lockdowns that were imposed in China to combat the spread of COVID-19. Global energy prices rose sharply in the first half of calendar year 2022 reflecting concerns about supply. However, a sharp correction occurred in the second half of calendar year 2022 in response to weakening global demand. Global inflation surged in calendar year 2022 which was more prominent in advanced economies such as the U.S., Euro-zone and the UK. Global central banks had to front-load interest rate hikes, led by the U.S. Federal Reserve and the European Central Bank as well as other central banks. Given the pressures on the exchange rate and elevated inflation levels, several emerging market central banks also tightened rates. The People’s Bank of China was an exception that kept monetary policy accommodative in response to weakening economic activity. At the same time, higher interest rates have had an impact on the U.S. regional banking sector which in-turn is likely to impact global growth. Overall, there are significant headwinds to global growth given that the lagged effect of monetary tightening should work to slow economic activity and uncertainty about the state of the U.S. regional banking sector could persist.

After India’s real gross domestic product contracted by 5.8% during fiscal 2021 due to the COVID-19 pandemic, growth bounced back strongly in fiscal 2022, supported by accommodative monetary and fiscal policies and vaccine coverage. India’s gross domestic product grew 7.2% in fiscal 2023 compared with the 9.1% first revised estimates in fiscal 2022. Growth is underpinned by government led investment. The services sector has rebounded with travel and hospitality along with financial services and real estate sectors witnessing growth momentum. While a weaker global growth environment will impact India’s goods exports, services exports have been resilient. With oil prices easing from the earlier highs, India’s external sector outlook has improved as seen in the reduction in the current account deficit.

Inflation in India as measured by Consumer Price index came down from 7.0% in March 2022 to 5.7% in March 2023. However, the average inflation during fiscal 2023 was higher at 6.7% as compared to 5.5% in fiscal 2022. Inflation momentum was primarily driven by higher global and domestic food prices (food and beverages inflation was approximately 6.7% in fiscal 2023). At the same time, the higher global commodity, energy and metal prices and incomplete pass-through of input costs led to elevated core inflation (6.1% in fiscal 2022).

As a measure to combat the impact of the first wave of COVID-19 pandemic, the Reserve Bank of India reduced the repo rate by 75 basis points to 4.40% in March 2020 and further by 40 basis points to 4.00% in May 2020. The policy rate was kept unchanged till April 2022. The Monetary Policy Committee maintained an accommodative stance through fiscal 2022 with a view to sustain growth and mitigate the impact of the pandemic on the economy. However, with inflationary pressures emerging due to geo-political developments, in fiscal 2023 there was a series of repo rate hikes and absorption of excess liquidity. Reserve Bank of India increased the repo rate by 250 basis points from April 2022 to February 2023 and thereafter, there has been a pause on repo rate.

On April 8, 2022, the Reserve Bank of India introduced the standing deposit facility rate as the floor of the liquidity adjustment facility corridor from reverse repo rate and narrowed the width of corridor to 50 basis points from 90 basis points earlier by raising the floor rate by 40 basis points to 3.75% from 3.35% earlier. The Reserve Bank of India indicated that the balances held by banks with it under the standing deposit facility shall be eligible for statutory liquidity ratio and shall not be eligible for cash reserve ratio maintenance. Notably, the stance was changed to ‘withdrawal of accommodation’ from ‘accommodative’.

On May 4, 2022, in an off-cycle meeting, the Monetary Policy Committee announced an increase in the repo rate by 40 basis points from 4.00% to 4.40%. Accordingly, the standing deposit facility rate was revised to 4.15% and the marginal standing facility rate to 4.65%. In line with the decision to withdraw liquidity, the cash reserve ratio was increased by 50 basis points from 4.00% to 4.50% of net demand and time liabilities. On June 8, 2022, the Monetary Policy Committee announced a further 50 basis point increase in the repo rate to 4.90%. Accordingly, the standing deposit facility rate was revised to 4.65% and the marginal standing facility rate to 5.15%.

Through the fiscal year, policy interest rates were raised as seen in the August 2022 meeting when the repo rate was increased by a larger quantum of 50 basis points to 5.4%. Accordingly, the Standing Deposit Facility rate was revised to 5.15% and the marginal standing facility rate was revised to 5.65%. Even in September 2022, the repo rate was raised by 50 basis points to 5.9%. Consequently, the standing deposit facility rate and marginal standing facility rate were revised to 5.65% and 6.15% respectively. The pace of rate hike was moderated to 35 basis points in December 2022 thus bringing the repo rate to 6.25%. In February 2023, the quantum of repo rate hike was reduced to 25 basis points to 6.5%. Consequently, the standing deposit facility rate and marginal standing facility rate was revised to 6.25% and 6.75% respectively. The stance in the fiscal year was maintained at ‘withdrawal of accommodation’.

However, in its April 2023 meeting, the Monetary Policy Committee kept the repo rate unchanged at 6.5%. Consequently, the standing deposit facility and marginal standing facility rates remained unchanged. The stance of ‘withdrawal of accommodation’ also remained unchanged.

In line with its policy stance, the Reserve Bank of India absorbed surplus liquidity during fiscal 2023, mainly through Open Market Operations such as Variable Reverse Repo Rate auctions and intervention in the foreign exchange market to support the rupee. Liquidity declined sharply to a surplus of approximately Rs. 1.5 trillion towards the end of the fiscal year from a surplus of approximately Rs. 7.2 trillion as on March 31, 2022.

India’s merchandise exports increased by 6.0% to US$ 447.5 billion in fiscal 2023 compared with US$ 422.0 billion in fiscal 2022. Merchandise imports too rose by 16.5% to US$ 714.2 billion in fiscal 2023 as compared to US$ 613.1 billion in fiscal 2022. The trade deficit widened to US$ 266.8 billion in fiscal 2023 compared with a trade deficit of US$ 191.1 billion in fiscal 2022. However, India’s services exports have seen a sharp rebound in fiscal 2023 at US$ 322.7 billion as compared to US$ 254.5 billion in fiscal 2022. This along with an increase in remittances has ensured that higher trade deficits are not resulting in equally high current account deficits. Thus, as a proportion of India’s gross domestic product, the current account deficit is estimated at 1.9% in fiscal 2023 (1.2% in fiscal 2022). Gross foreign direct investment inflows into India were US$ 70.7 billion during April to March 2023, while there was a net inflow of US$ 28.5 billion during the same period.

The equity market benchmark S&P BSE Sensex index increased by 2% in fiscal 2023. The rupee depreciated by 8.4% from Rs. 75.79 per U.S. dollar as on March 31, 2022 to Rs. 82.18 per U.S. dollar as on March 31, 2023. In fiscal 2023, the yields on the benchmark 10-year government securities increased from 6.84% as on March 31, 2022 to 7.31% as on March 31, 2023.

In the banking sector, non-food credit grew by 15.4% year-on-year as on March 24, 2023 compared to 8.7% as on March 25, 2022, with incremental credit off-take of approximately Rs. 18.2 trillion during fiscal 2023. Sector-wise deployment of credit as on March 24, 2023 shows broad-based growth. Retail loans grew by 20.6% year-on-year, credit to industry by 5.7%, credit to the services sector by 19.8% and to the agriculture sector by 15.4%. Deposit growth was relatively muted, with growth of 9.6% year-on-year as on March 24, 2023 compared to 8.9% as on March 25, 2022.

According to the Reserve Bank of India’s Financial Stability Report of December 2022, non-performing assets of scheduled commercial banks continued the declining trend, with the gross non-performing assets ratio at 5.0% and net non-performing assets ratio at 1.3% as on September 30, 2022 compared to gross non-performing assets ratio of 6.9% and net non-performing assets ratio of 2.3% as on September 30, 2021.

In the budget for fiscal 2024, the Indian government announced several banking sector specific measures including the revamped Credit Guarantee Trust for Micro and Small Enterprises scheme, promotion of the newly introduced Digital Rupee by the Reserve Bank of India and setting up of National Financial Information Registry and the Credit Guarantee Scheme for Micro and Small enterprises to receive an additional credit of Rs. 2.0 trillion. Additionally the budget included provisions for promotion of Gujarat International Finance Tech-City International Financial Services Centre including permitting acquisition financing by International Financial Services Centre Banking Units of foreign banks and establishing a subsidiary of EXIM Bank for trade re-financing. The budget also seeks to establish an Urban Infrastructure Development Fund through use of investments made by banks in lieu of priority sector lending shortfall, which will be managed by the National Housing Bank, and will be used by public agencies to create urban infrastructure in Tier 2 and Tier 3 cities.

Key regulatory measures announced in fiscal 2023 were:

•	The Reserve Bank of India through its circular dated April 7, 2022 has introduced the concept of Digital Banking Units (“DBU”). Some of the key points of the circular include - establishment of DBUs, offering both liabilities and assets product services, and to ensure provision of regular on-site and off-site monitoring system covering all aspects of the guidelines.

•	The Reserve Bank of India also increased the limit under held to maturity category to 23% of net demand and time liabilities from 19.5% previously to enable banks to better manage their investment portfolios. It further allowed banks to include securities acquired between April 1, 2022 and March 31, 2023 under the enhanced limit. With a view to enable banks to better manage their investment portfolios, the Reserve Bank of India decided to extend the dispensation of enhanced held to maturity limit of 23% up to March 31, 2024. The held to maturity limits would be restored from 23% to 19.5% in a phased manner starting from the quarter ending June 30, 2024.

•	Pursuant to an earlier discussion paper on climate-related financial risks, the Reserve Bank of India decided to issue guidelines for regulated entities on (i) a broad framework for acceptance of green deposits (ii) a disclosure framework on climate-related financial risks and (iii) guidance on climate scenario analysis and stress testing.

Business Overview

While assessing our performance, we monitor key financial variables such as the movement in profit before tax, excluding treasury income and return on equity. We also look at movement in yield on assets, cost of funds and net interest margin, movement in fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth and loan delinquency trends. We re-evaluate underwriting norms and risk management on an ongoing basis, and assess the financial impact of events on our capital, revenue and credit costs. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, cyber threats, data security and preparedness to address them and estimates of market share in key areas of business. We continue to evaluate impact of climate change risks on the portfolio and the environmental, social and governance profile of our large borrowers. We also continuously look at improving capabilities that may be required to respond to crisis related events.

The growth in India’s gross domestic product of 7.2% in fiscal 2023 reflects the continuous recovery in economic activity after a contraction in fiscal 2021 due to the COVID-19 pandemic. The improvement in underlying economic activity was visible across sectors ranging from higher electricity generation to fuel consumption to automobile sales and travel along with higher credit off-take. The government tax collections have been buoyant and so has been the case with services exports. Government led investment cycle has also continued in the year.

Financial conditions remained relatively stable as the Reserve Bank of India raised policy rates to bring down the inflationary pressures visible in the economy. It also intervened in the foreign exchange market to ensure that the rupee did not see any sharp volatility. The Indian banking sector maintained improvements in asset quality, profitability and capital adequacy ratios during fiscal 2023. Growth in banking system non-food credit saw substantial improvement during fiscal 2023, with growth being driven by retail and service sector loans. Growth in deposits was stable as interest rates on term deposits remained stable in the first half of fiscal 2023 with an increase in rates only towards the second half of fiscal 2023. Lending rates saw a substantial rise during fiscal 2023, with the average lending rate on fresh rupee loans approved by banks increased by 169 basis points.

During the three months ended March 31, 2023, the global business environment changed because of the U.S. regional banking crisis which resulted in risk aversion and concerns about a possible hit to credit markets. However, counterparty risk has been managed by ring-fencing the depositors by U.S. policymakers. Global central banks opened the U.S. dollar swap window. However, global merchandise trade remains weak reflecting subdued global growth. The re-opening of the Chinese economy has not had a substantial effect in terms of improving trade flows. At the same time, the central banks of advanced economies have indicated that they will keep policy in restrictive territory to tackle inflation pressures that will continue to work as a headwind for the global economy. Adverse global developments impact Indian economy via both trade and financial channels. India’s foreign exchange reserves and well capitalized financial sector should mitigate the impact of the global developments on domestic economy.

See also “—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2023”.

In this environment, we continue to focus on maintaining a resilient balance sheet and strong capital levels.

We believe that our healthy deposit franchise and competitive funding costs, along with strengthened risk management practices enable us to pursue growth opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. Regulatory developments like the introduction of a digital currency by the Reserve Bank of India may also impact our ability to raise low cost deposits in the medium to long term. We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, while adopting a selective approach to corporate lending, in order to build a more granular portfolio and sustainably improve portfolio quality. We aim to provide a complete range of financial products and services to meet personal and business needs of our customers and their ecosystems.

We continue to focus on maintaining capital adequacy ratios that are higher than regulatory requirements. We aim to grow the loan portfolio in a granular manner with a focus on risk and reward. Our provisioning policy for non-performing assets has been made more conservative, and as of March 31, 2023, we also held contingency provisions on a prudent basis, with a view to further strengthen the balance sheet.

A discussion of our financial performance in fiscal 2023 is given below:

Profit before tax excluding treasury income increased by 46.0% from Rs. 294.9 billion in fiscal 2022 to Rs. 430.6 billion in fiscal 2023.

Operating profit before provisions increased by 23.1% from Rs. 432.2 billion in fiscal 2022 to Rs. 532.0 billion in fiscal 2023 primarily due to an increase in net interest income and other income, offset, in part, by an increase in operating expenses.

Net interest income increased by 30.0% from Rs. 542.4 billion in fiscal 2022 to Rs. 705.2 billion in fiscal 2023 reflecting an increase of 15.4% in the average volume of interest-earning assets and an increase in net interest margin by 50 basis points.

Other income increased by 5.1% from Rs. 628.8 billion in fiscal 2022 to Rs. 661.1 billion in fiscal 2023 primarily due to an increase in commission, exchange and brokerage income and net earned premium and other operating income relating to insurance business, offset, in part, by a decrease in income from treasury related activities. Commission, exchange and brokerage income increased by 13.7% from Rs. 172.9 billion in fiscal 2022 to Rs. 196.5 billion in fiscal 2023. Premium and other operating income relating to insurance business increased by 5.6% from Rs. 389.6 billion in fiscal 2022 to Rs. 411.4 billion in fiscal 2023, primarily reflecting an increase in business volume. Income from treasury-related activities decreased from Rs. 55.1 billion in fiscal 2022 to Rs. 41.9 billion in fiscal 2023.

Operating expenses increased by 12.7 % from Rs. 731.5 billion in fiscal 2022 to Rs. 824.4 billion in fiscal 2023 due to an increase in payments to and provision for employees, other operating expenses and expenses related to insurance business.

Provisions and contingencies (excluding provision for tax) decreased by 22.7% from Rs. 89.8 billion in fiscal 2022 to Rs. 69.4 billion in fiscal 2023 primarily due to a decrease in provision on non-performing and other assets, offset, in part, by an increase in other provisions and contingencies. The provision on non-performing and other assets decreased from a provision of Rs. 63.8 billion in fiscal 2022 to a write-back of Rs. 3.7 billion in fiscal 2023. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, offset, in part, by an increase in provisioning rate for certain non-performing asset categories. In fiscal 2022, the provision for non-performing and other assets also included provision for loans restructured under Resolution Framework for COVID-19-related Stress. The provision coverage ratio increased from 77.9% at March 31, 2022 to 81.5% at March 31, 2023. During fiscal 2023, the Bank made contingency provision amounting to Rs. 56.5 billion on a prudent basis, to further strengthen the balance sheet.

Gross non-performing loans (net of write-offs) decreased from Rs. 345.5 billion at year-end fiscal 2022 to Rs. 312.5 billion at year-end fiscal 2023. Net non-performing loans decreased from Rs. 76.4 billion at year-end fiscal 2022 to Rs. 58.0 billion at year-end fiscal 2023. The net non-performing loan ratio decreased from 0.8% at year-end fiscal 2022 to 0.5% at year-end fiscal 2023. See also, “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.”

Income tax expense increased from Rs. 84.6 billion in fiscal 2022 to Rs. 117.9 billion in fiscal 2023 primarily due to an increase in profit before tax and an increase in effective tax rate. The effective tax rate increased from 24.2% in fiscal 2022 to 25.0% in fiscal 2023 due to change in composition of income.

As a result of the above, the profit after tax increased by 35.5% from Rs. 251.1 billion in fiscal 2022 to Rs. 340.4 billion in fiscal 2023.

Net worth (equity share capital and reserves and surplus) increased from Rs. 1,820.5 billion at year-end fiscal 2022 to Rs. 2,145.0 billion at year-end fiscal 2023 primarily due to accumulation of retained earnings. Total assets and liabilities increased by 11.7% from Rs. 17,526.4 billion at year-end fiscal 2022 to Rs. 19,584.9 billion at year-end fiscal 2023. Total advances increased by 17.8% from 9,203.1 billion at year-end fiscal 2022 to Rs. 10,838.7 billion at year-end fiscal 2023. Total deposits increased by 10.9% from Rs. 10,913.7 billion at year-end fiscal 2022 to Rs. 12,108.3 billion at year-end fiscal 2023.

The changes in capital adequacy ratios of ICICI Bank on an unconsolidated basis (after deducting the proposed dividend for fiscal 2023 from capital funds) in accordance with the Reserve Bank of India’s guidelines on Basel III were as follows: common equity Tier 1 risk-based capital ratio decreased from 17.60% in fiscal 2022 to 17.12% is fiscal 2023; Tier 1 risk-based capital ratio decreased from 18.35% in fiscal 2022 to 17.60% in fiscal 2023; and total risk-based capital ratio decreased from 19.16% in fiscal 2022 to 18.34% in fiscal 2023. The decrease in total risk-based capital ratio is primarily due to an increase in the credit risk exposure and market risk exposure. Credit risk exposure increased primarily due to an increase in advances and off balance sheet exposures. Market risk exposure increased primarily due to an increase in investment in government securities and an increase in notional amount of interest rate swaps and forward rate agreements during the year. The changes in our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2023 were as follows: common equity Tier 1 risk-based capital ratio decreased from 17.34% in fiscal 2022 to 16.88% in fiscal 2023; Tier 1 risk-based capital ratio decreased from 18.02% in fiscal 2022 to 17.33% in fiscal 2023; and total risk-based capital ratio decreased from 18.87% in fiscal 2022 to 18.09% in fiscal 2023.

Business Outlook

Uncertainties in the global economy have increased considerably following the global geo-political environment, stress in the United States regional banking sector and elevated inflation pressures in developed economies such as the United States, Euro-zone and the United Kingdom. As the Russia-Ukraine war continues, upside risks to the energy price outlook continue. At the same time, any further deterioration or signs of stress in the U.S. regional banking sector could pose substantial downside risks to the United States and, subsequently, global growth outlook. Elevated inflation in several developed economies would require continued tight monetary policy. This might restrict capital flows into India and other emerging economies. The spill-over of these risks to the Indian economy needs to be monitored carefully. Slower global growth is likely to pose a headwind to India’s growth by way of lower exports. However, lower global commodity prices are also likely to benefit India in several ways: by keeping inflation low, improving corporate profitability, lowering import bill and reducing pressure on Indian rupee.

Over the medium term, the outlook for Indian economy remains positive. India recently overtook China as the most populous country in the world, supporting its large domestic market and the potential for consumption growth. Investments are also likely to increase because of the strong infrastructure push by the government, improved balance sheets of corporations and banks, and rising capacity utilization. Lastly, the net imports, includes merchandise and services, which typically posed a headwind for the Indian economy could have less impact on growth if the recent momentum witnessed in services exports is sustained.

Our long-term strategy will continue to focus on growing our core operating profit less provisions within the guardrails of risk and compliance. We focus on creating holistic value propositions for our customers by adopting a 360-degree customer-centric approach and capturing opportunities across customer ecosystems, leveraging internal synergies, building partnerships and simplifying processes. Cross-functional collaboration among teams has been facilitated to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We have also streamlined our organisation structure and empowered teams at the local level to create flexibility and agility in capturing business opportunities. This improves our ability to connect with customers and respond to their needs.

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

We have over the years re-balanced our deposit profile, improved the credit rating profile of our portfolio and reduced concentration risks. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses and deepen relationships with well-rated Indian corporates in international markets and multinational companies for maximizing the India-linked trade, transaction banking and lending opportunities within our risk management framework. Our gross non-performing loans ratio has decreased and the provisioning coverage on non-performing loans has increased in fiscal 2023. See also, “Business—Strategy.”

Our success will be determined by our ability to respond to the evolving economic environment, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. Generally, the success of our strategy depends on several factors, including our ability to grow our deposit base, grow our loan book profitably, contain non-performing loans, resolve stressed assets at an early stage, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to geopolitical factors, inflation and monetary policy and other global developments are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “Risk Factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.”

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Operating Results Data

The following table sets forth, for the periods indicated, our summary results data.

	Year ended March 31,
	2022		2023		2023(1)
	(in millions, except per common share data)
Selected income statement data:
Interest earned(2)	Rs.	954,069	Rs.	1,210,668	US$	14,730
Interest expended		(411,667)		(505,434)		(6,150)
Net interest income		542,402		705,234		8,580
Other income		621,295		651,120		7,922
Net total income		1,163,696		1,356,354		16,502
Operating expenses
Payments to and provisions for employees		(123,416)		(152,342)		(1,854)
Expenses pertaining to insurance business		(398,763)		(416,551)		(5,068)
Other operating expenses(3)		(209,338)		(255,497)		(3,109)
Total operating expenses		(731,517)		(824,390)		(10,031)
Operating profit before provisions		432,179		531,964		6,471
Provisions and contingencies (excluding provision for tax)		(89,766)		(69,399)		(844)
Share of profit in associates		7,544		9,983		121
Profit before tax		349,957		472,548		5,748
Provision for tax		(84,574)		(117,934)		(1,435)

Profit after tax		265,383		354,614		4,313
Minority interest		(14,282)		(14,248)		(173)
Net profit (after minority interest)		251,101		340,366		4,140

Profitability:
Net profit (after minority interest) as a percentage of:
Average total assets		1.57%		1.87%
Average stockholders’ equity		15.05		17.22
Per common share:
Earnings-basic(4)	Rs.	36.21	Rs.	48.86	US$	0.59
Earnings-diluted(5)		35.44		47.84		0.58
Book value(6)	Rs.	250.41	Rs.	296.12	US$	3.6
Dividend payout ratio(7)		13.84%		16.41%
Cost-to-income ratio(8)		62.86		60.78
Cost-to-average assets ratio(9)		4.59		4.52
Capital
Average stockholders’ equity as a percentage of average total assets(10)		10.46%		10.84%

(1)	Rupee amounts for fiscal 2023 have been translated into U.S. dollars using the exchange rate of Rs. 82.19 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2023.

(2)	Interest earned includes interest on income tax refunds of Rs. 2.4 billion and Rs. 1.2 billion for fiscal 2022 and 2023 respectively.

(3)	Includes depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 24,643,450 and 24,312,910 equity shares granted to employees at a weighted average exercise price of Rs. 570.4 and Rs. 748.0 were outstanding at year-end fiscal 2022 and 2023 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	Represents capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(7)	Represents the ratio of total dividends paid on equity share capital as a percentage of net profit (after minority interest). Dividends for a fiscal year are normally paid in the following year.

(8)	Represents the ratio of operating expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of operating expenses to average total assets.

(10)	Represents the ratio of average stockholders’ equity to average total assets. Average stockholders’ equity represents average capital, employees’ stock options outstanding and reserves and surplus reduced by preference share capital. Average total assets represents total of average interest-earning assets and average non-interest earning assets.

Consolidated Income Information

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Interest earned(1)	Rs.	954,069	Rs.	1,210,668	US$	14,730	26.9%
Interest expense		(411,667)		(505,434)		(6,150)	22.8
Net interest income	Rs.	542,402	Rs.	705,234	US$	8,580	30.0%

_______________________

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2022		2023
	(in millions, except percentages)
Interest earned(1)	Rs.	954,115	Rs.	1,210,702
Average interest-earning assets		13,743,590		15,859,535
Interest expense		411,666		505,434
Average interest-bearing liabilities		11,234,035		12,851,469
Average total assets		15,944,038		18,228,389
Average interest-earning assets as a percentage of average total assets		86.20%		87.00%
Average interest-bearing liabilities as a percentage of average total assets		70.46		70.50
Average interest-earning assets as a percentage of average interest-bearing liabilities		122.34		123.41
Yield		6.94		7.63
Rupee		7.71		8.11
Foreign currency		1.48		3.32
Cost of funds		3.66		3.93
Rupee		3.88		4.08
Foreign currency		1.47		2.35
Spread(2)		3.28		3.70
Rupee		3.82		4.03
Foreign currency		0.01		0.97
Net interest margin(3)		3.95		4.45
Rupee		4.42		4.75
Foreign currency		0.59%		1.71%

___________________

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 34 million for fiscal 2023 as compared to Rs. 27 million for fiscal 2022.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Net interest income increased by 30.0% from Rs. 542.4 billion in fiscal 2022 to Rs. 705.2 billion in fiscal 2023, reflecting an increase of 15.4% in the average volume of interest-earning assets and an increase in net interest margin by 50 basis points.

Net interest margin

Net interest margin on the rupee portfolio increased by 33 basis points from 4.42% in fiscal 2022 to 4.75% in fiscal 2023 and net interest margin on the foreign currency portfolio increased by 112 basis points from 0.59% in fiscal 2022 to 1.71% in fiscal 2023. Overall net interest margin increased by 50 basis points from 3.95% in fiscal 2022 to 4.45% in fiscal 2023. The yield on average interest-earning assets increased by 69 basis points from 6.94% in fiscal 2022 to 7.63% in fiscal 2023. The cost of funds increased by 27 basis points from 3.66% in fiscal 2022 to 3.93% in fiscal 2023.

The yield on the rupee portfolio increased by 41 basis points from 7.71% in fiscal 2022 to 8.11% in fiscal 2023 primarily due to the following:

•	The yield on rupee advances increased by 48 basis points from 8.84% in fiscal 2022 to 9.32% in fiscal 2023. The yield on rupee investments increased by 38 basis points from 6.13% in fiscal 2022 to 6.51% in fiscal 2023. The yield on rupee other interest-earning assets decreased by 32 basis points from 2.54% in fiscal 2022 to 2.22% in fiscal 2023.

•	The yield on rupee advances increased primarily due to re-pricing of existing floating rate loans linked to the repo rate and the Bank’s marginal cost of funds based lending rate and new lending at higher rates due to significant increase in the repo rate.

The Reserve Bank of India increased the repo rate by 250 basis points from 4.00% in May 2022 to 6.50% in February 2023. The Bank increased the 1-year marginal cost of funds based lending rate by 150 basis points in phases during fiscal 2023. The impact of increase in repo rates from May 2022 started reflecting in overall yield through repricing of repo and treasury bill linked portfolio from second quarter of fiscal 2023. For marginal cost of funds based lending rate linked loans, the effect on the yields started reflecting from the respective reset dates of underlying loans. At March 31, 2023, of the total domestic loan book of ICICI Bank on a standalone basis, 30% had fixed interest rates, 45% had interest rates linked to repo rate, 20% had interest rates linked to the marginal cost of funds based lending rate and other older benchmarks and 5% had interest rates linked to other external benchmarks. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest earning rupee government securities increased primarily due to reset of yields on floating rate bonds linked to treasury bills at higher rates pursuant to a significant increase in treasury bill yields and new investment in government securities at higher yields. The yield on investments, other than government securities, increased primarily due to an increase in yield on bonds and debentures.

•	The yield on other interest-earning rupee assets decreased by 32 basis points from 2.54% in fiscal 2022 to 2.22% in fiscal 2023 primarily due to a decrease in interest income on funding swaps, a decrease in interest earning liquidity adjustment facility lending to Reserve Bank of India and an increase in average balance with the Reserve Bank of India (cash reserve ratio) which does not earn any interest. During first quarter of fiscal 2023, the Reserve Bank of India had increased the cash reserve ratio from 4% to 4.5%.

•	Interest on income tax refunds decreased from Rs. 2.4 billion in fiscal 2022 to Rs. 1.2 billion in fiscal 2023. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and hence are neither consistent nor predictable.

The cost of funds for the rupee portfolio increased by 20 basis points from 3.88% in fiscal 2022 to 4.08 % in fiscal 2023 primarily due to the following factors:

•	The cost of rupee deposits increased by 11 basis points from 3.61% in fiscal 2022 to 3.72% in fiscal 2023 due to an increase in cost of term deposits.

The cost of rupee term deposits increased by 20 basis points from 4.64% in fiscal 2022 to 4.84% in fiscal 2023 primarily due to an increase in retail term deposits rates during fiscal 2023. The peak rate for retail term deposits of the Bank increased significantly from 5.75% in May 2022 to 7.10% in March 2023 in phases during fiscal 2023 on account of significant increase in repo rate by the Reserve Bank of India. The full impact of the rise in interest rates on deposits will be reflected in fiscal 2024. The cost of savings account deposits increased from 3.15% in fiscal 2022 to 3.17% in fiscal 2023. The average rupee current account and savings account deposits as a percentage of total average rupee deposits were 44.7% in fiscal 2023 as compared to 44.5% in fiscal 2022.

•	The cost of rupee borrowings increased by 43 basis points from 6.32% in fiscal 2022 to 6.75% in fiscal 2023 primarily due to an increase in the cost of rupee borrowings of ICICI Bank and ICICI Securities Primary Dealership. The cost of rupee borrowings of ICICI Bank increased primarily due to an increase in cost of short term money market borrowings and refinance borrowings, offset, in part, by a decrease in cost of bond borrowings.

The total average rupee deposits of the Bank as a percentage of total average rupee funding decreased from 92.7% in fiscal 2022 to 91.4% in fiscal 2023.

Net interest margin on the foreign currency portfolio increased by 112 basis points from 0.59% in fiscal 2022 to 1.71% in fiscal 2023. Average interest-earning foreign currency assets decreased by 6.2% from Rs. 1,688.2 billion in fiscal 2022 to Rs. 1,583.2 billion in fiscal 2023. Average interest-bearing foreign currency liabilities increased by 6.0% from Rs. 1,025.2 billion in fiscal 2022 to Rs. 1,086.4 billion in fiscal 2023. During fiscal 2022 and fiscal 2023, the Bank converted a part of the excess rupee liquidity into foreign currency and deployed the same in foreign currency placements/investments. This has resulted in average foreign currency assets being significantly higher than average foreign currency liabilities.

The yield on our foreign currency portfolio increased by 184 basis points from 1.48% in fiscal 2022 to 3.32% in fiscal 2023 primarily due to the following:

•	The yield on average foreign currency interest-earning assets of ICICI Bank increased by 206 basis points from 1.12% in fiscal 2022 to 3.18% in fiscal 2023 primarily due to an increase in the yield on average advances. The yield on average advances increased by 198 basis points from 1.52% in fiscal 2022 to 3.50% in fiscal 2023 primarily due to repricing of floating rate/maturing advances on account of the rate hike cycle by the U.S. Federal Reserve. The yield on average advances was also positively impacted due to higher interest collection on non-performing assets.

•	The yield on average interest-earning assets of ICICI Bank UK PLC increased primarily due to an increase in yield on average advances and an increase in yield on average investments primarily due to increase in benchmark interest rates.

•	The yield on average interest-earning assets of ICICI Bank Canada increased primarily due to an increase in yield on average advances and an increase in average investments. The yield on average advances and average investments increased due to an increase in benchmark interest rates.

The cost of funds for the foreign currency portfolio increased by 88 basis points from 1.47% in fiscal 2022 to 2.35% in fiscal 2023, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding increased in fiscal 2023 as compared to fiscal 2022 primarily due to an increase in cost of term borrowings on account of rate hike cycle by the US Federal Reserve.

•	The cost of funds of ICICI Bank UK PLC increased in fiscal 2023 as compared to fiscal 2022 primarily due to an increase in cost of deposits. The cost of deposits increased primarily due to an increase in interest rates offered on deposits on account of higher benchmark interest rates.

•	The cost of funds of ICICI Bank Canada increased in fiscal 2023 as compared to fiscal 2022 primarily due to an increase in cost of deposits. The cost of deposits increased primarily due to an increase in rates offered on term deposits mobilized and an increase in the rates offered for savings deposits.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity conditions, movements in interest rates, the competitive environment, the level of additions to non-performing loans, regulatory developments, monetary policy and economic and geo-political factors. These developments may have an adverse impact on the net interest margin. The timing and quantum of recoveries and interest on income tax refund is uncertain.

Interest rates on approximately 49.9% of ICICI Bank’s domestic loans are linked to external market benchmarks. The differential movements in the external benchmark rates compared to cost of funds impact our net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 15.4% from Rs. 13,743.6 billion in fiscal 2022 to Rs. 15,859.5 billion in fiscal 2023. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 1,697.7 billion and average investments by Rs. 612.6 billion, offset, in part, by a decrease in average other interest-earning assets by Rs. 194.4 billion.

The average volume of rupee interest-earning assets increased by 18.4% from Rs. 12,055.4 billion in fiscal 2022 to Rs. 14,276.4 billion in fiscal 2023 primarily due to an increase in average advances and average investments, offset, in part, by a decrease in average other interest-earning assets. Average rupee advances increased by 23.4% from Rs. 7,334.0 billion in fiscal 2022 to Rs. 9,059.7 billion in fiscal 2023. Average rupee investments increased by 18.7% from Rs. 3,558.9 billion in fiscal 2022 to Rs. 4,223.4 billion in fiscal 2023 primarily due to an increase in average investments in Indian government securities. Average other rupee interest-earning assets decreased by 13.8% from Rs. 1,152.6 billion in fiscal 2022 to Rs. 993.3 billion in fiscal 2023 primarily due to a decrease in lending to the Reserve Bank of India under liquidity adjustment facility, offset, in part, by an increase in balances with the Reserve Bank of India to maintain cash reserve ratio.

The average volume of foreign currency interest-earning assets decreased by 6.2% from Rs. 1,688.2 billion in fiscal 2022 to Rs. 1,583.2 billion in fiscal 2023. Average foreign currency advances decreased by 1.8% from Rs. 975.1 billion in fiscal 2022 to Rs. 957.1 billion in fiscal 2023. Average foreign currency investments decreased by 25.1% from Rs. 207.0 billion in fiscal 2022 to Rs. 155.1 billion in fiscal 2023 primarily due to a decrease in investments in treasury bills by ICICI Bank Canada, offset, in part, by an increase in investments in banker’s acceptances and bonds by ICICI Bank Canada. Average other foreign currency interest-earning assets decreased by 6.9% from Rs. 506.0 billion in fiscal 2022 to Rs. 470.9 billion in fiscal 2023 primarily due to a decrease in balances with banks outside India.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 14.4% from Rs. 11,234.0 billion in fiscal 2022 to Rs. 12,851.5 billion in fiscal 2023 primarily due to an increase in average deposits by Rs. 1,207.0 billion and average borrowings by Rs. 410.4 billion.

Average interest-bearing rupee liabilities increased by 15.2% from Rs. 10,208.8 billion in fiscal 2022 to Rs. 11,765.1 billion in fiscal 2023. Average rupee time deposits increased by 12.6% from Rs. 5,094.1 billion in fiscal 2022 to Rs. 5,735.6 billion in fiscal 2023. Average rupee current account and savings account deposits increased by 13.6% from Rs. 4,084.7 billion in fiscal 2022 to Rs. 4,641.6 billion in fiscal 2023. Average rupee borrowings increased by 34.8% from Rs. 1,030.0 billion in fiscal 2022 to Rs. 1,387.9 billion in fiscal 2023. Average borrowings of ICICI Bank increased primarily due to an increase in bond borrowings, refinance borrowings and repo borrowings.

Average interest-bearing foreign currency liabilities increased by 6.0% from Rs. 1,025.2 billion in fiscal 2022 to Rs. 1,086.4 billion in fiscal 2023 due to an increase in borrowings. Average foreign currency borrowings increased by 10.5% from Rs. 497.8 billion in fiscal 2022 to Rs. 550.3 billion in fiscal 2023 primarily due to an increase in borrowings of ICICI Bank, offset, in part, by a decrease in borrowings of ICICI Bank UK PLC and ICICI Bank Canada. Average borrowings of ICICI Bank increased primarily due to an increase in term money borrowings. Average borrowings of ICICI Bank UK PLC decreased primarily due to maturity of long-term borrowings. Average borrowings of ICICI Bank Canada decreased primarily due to reduction in treasury and securitized borrowings. Average foreign currency deposits increased by 1.6% from Rs. 527.4 billion in fiscal 2022 to Rs. 536.1 billion in fiscal 2023. Average deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits. Average deposits of ICICI Bank UK PLC decreased primarily due to a decrease in term deposits and retail savings deposits, offset, in part, by an increase in current deposits. Average foreign currency deposits of ICICI Bank Canada increased primarily due to an increase in term deposits.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	172,884	Rs.	196,485	US$	2,391	13.7%
Income from treasury-related activities (net)		55,060		41,921		510	(23.9)
- Profit/(loss) on exchange/derivative transactions (net)		29,933		30,509		371	1.9
-Profit/(loss) on other treasury-related activities(1)		25,127		11,412		139	(54.6)
Profit/(loss) on sale of land, buildings and other assets (net)		57		543		7	—
Premium and other operating income from insurance business		389,596		411,368		5,005	5.6
Miscellaneous income		11,242		10,786		131	(4.1)
- Share of profit in associates		7,544		9,983		121	32.3
-Others		3,698		803		10	(78.3)
Total other income (including share of profit in associates)	Rs.	628,839	Rs.	661,103	US$	8,044	5.1%

 _____________________

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments.

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

Other income increased by 5.1% from Rs. 628.8 billion in fiscal 2022 to Rs. 661.1 billion in fiscal 2023 primarily due to an increase in commission, exchange and brokerage income and net earned premium and other operating income relating to insurance business, offset, in part, by a decrease in income from treasury related activities.

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

Commission, exchange and brokerage income increased from Rs. 172.9 billion in fiscal 2022 to Rs. 196.5 billion in fiscal 2023 primarily due to an increase in transaction banking fees, lending linked fees, and fund management fees. Transaction banking fees increased from Rs. 78.9 billion in fiscal 2022 to Rs. 98.8 billion in fiscal 2023 primarily due to an increase in fee income from credit cards and debit cards. Lending linked fees increased from Rs. 33.0 billion in fiscal 2022 to Rs. 39.6 billion in fiscal 2023. Fund management fees increased from Rs. 24.7 billion in fiscal 2022 to Rs. 27.5 billion in fiscal 2023. Securities brokerage income decreased from Rs. 15.5 billion in fiscal 2022 to Rs. 12.6 billion in fiscal 2023. Third party products distribution fees increased from Rs. 9.4 billion in fiscal 2022 to Rs. 10.3 billion in fiscal 2023.

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

Income from treasury-related activities decreased from Rs. 55.1 billion in fiscal 2022 to Rs. 41.9 billion in fiscal 2023.

Income from our equity portfolio decreased from Rs. 16.9 billion in fiscal 2022 to Rs. 10.7 billion in fiscal 2023.

There was a loss from our government securities portfolio and other fixed income positions of Rs. 1.5 billion in fiscal 2023 due to unfavourable market conditions, as compared to a gain of Rs. 5.6 billion in fiscal 2022. The yields on the benchmark 10-year government securities increased from 6.84% at March 31, 2022 to 7.31% at March 31, 2023.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 29.9 billion in fiscal 2022 to Rs. 30.5 billion in fiscal 2023.

Premium and other operating income from insurance business

Premium and other operating income from insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies.

Premium and other operating income from our life insurance business increased by 5.6% from Rs. 389.6 billion in fiscal 2022 to Rs. 411.4 billion in fiscal 2023. Net premium income of our life insurance subsidiary increased by 6.3% from Rs. 362.1 billion in fiscal 2022 to Rs. 385.0 billion in fiscal 2023. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 6.6% from Rs. 374.6 billion in fiscal 2022 to Rs. 399.3 billion in fiscal 2023 primarily due to an increase in group premium and retail renewal premium. Group premium increased by 28.1% from Rs. 67.3 billion in fiscal 2022 to Rs. 86.2 billion in fiscal 2023. Retail renewal premium increased by 4.4% from Rs. 214.4 billion in fiscal 2022 to Rs. 223.8 billion in fiscal 2023. Retail new business premium decreased by 3.8% from Rs. 93.0 billion in fiscal 2022 to Rs. 89.4 billion in fiscal 2023. Fee and other life insurance related income of our life insurance subsidiary decreased by 4.2% from Rs. 27.5 billion in fiscal 2022 to Rs. 26.4 billion in fiscal 2023.

Miscellaneous income

Miscellaneous income decreased from Rs. 11.2 billion in fiscal 2022 to Rs. 10.8 billion in fiscal 2023. The share of profit of ICICI Lombard General Insurance Company Limited, accounted as an affiliate, increased from Rs. 7.5 billion in fiscal 2022.to Rs. 10.0 billion in fiscal 2023. Other miscellaneous income decreased from Rs. 3.7 billion in fiscal 2022 to Rs. 0.8 billion in fiscal 2023.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	123,416	Rs.	152,342	US$	1,854	23.4%
Depreciation on own property		13,112		14,946		182	14
Auditor’s fees and expenses		220		249		3	13.2
Expenses pertaining to insurance business		398,763		416,551		5,068	4.5
Other operating expenses		196,007		240,302		2,924	22.6
Total operating expenses	Rs.	731,518	Rs.	824,390	US$	10,031	12.7%

Operating expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other operating expenses. Operating expenses increased by 12.7% from Rs. 731.5 billion in fiscal 2022 to Rs. 842.4 billion in fiscal 2023 primarily due to an increase in payments to and provisions for employees and other operating expenses.

Payments to and provisions for employees

Employee expenses increased by 23.4% from Rs. 123.4 billion in fiscal 2022 to Rs. 152.3 billion in fiscal 2023. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 130,542 at year-end fiscal 2022 to 157,799 at year-end fiscal 2023.

The employee expenses of ICICI Bank increased by 24.7% from Rs. 96.7 billion in fiscal 2022 to Rs. 120.6 billion in fiscal 2023. Employee expenses increased primarily due to an increase in salary cost, higher provision for retirement benefit obligations and provision for performance bonus and performance-linked retention pay. Salary cost increased primarily due to annual increments and promotions and due to an increase in average staff strength. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased by 12.3% from 101,233 employees in fiscal 2022 to 113,664 employees in fiscal 2023.

The employee expenses of ICICI Bank Canada increased by 32.9% from Rs. 1.1 billion in fiscal 2022 to Rs. 1.5 billion in fiscal 2023. The employee expenses of ICICI Home Finance Company increased by 28.9% from Rs. 1.7 billion in fiscal 2022 to Rs. 2.3 billion in fiscal 2023. The employee expenses of ICICI Prudential Asset Management Company increased by 22.4% from Rs. 3.3 billion in fiscal 2022 to Rs. 4.0 billion in fiscal 2023. The employee expenses of ICICI Prudential Life Insurance Company increased by 20.6% from Rs. 12.0 billion in fiscal 2022 to Rs. 14.5 billion in fiscal 2023. The employee expenses of ICICI Securities Limited increased by 3.3% from Rs. 6.6 billion in fiscal 2022 to Rs. 6.8 billion in fiscal 2023.

Depreciation

Depreciation on owned properties increased by 14.0% from Rs. 13.1 billion in fiscal 2022 to Rs. 14.9 billion in fiscal 2023.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses, premium on purchase of priority sector lending certificates and other expenditures. Other operating expenses increased by 22.6% from Rs. 196.0 billion in fiscal 2022 to Rs. 240.3 billion in fiscal 2023.

Other operating expenses of ICICI Bank increased by 22.7% from Rs. 158.8 billion in fiscal 2022 to Rs. 194.8 billion in fiscal 2023 primarily due to an increase in branch and ATM network and retail business volumes.

Other operating expenses of our life insurance subsidiary increased from Rs. 24.5 billion in fiscal 2022 to Rs. 30.8 billion in fiscal 2023 primarily due to an increase in advertisement and sales related expenses.

Other operating expenses of our home finance subsidiary increased from Rs. 1.8 billion in fiscal 2022 to Rs. 2.7 billion in fiscal 2023 primarily due to increase in customer acquisition expenses, professional and legal expenses and other operating expenses on account of normalcy of business.

Other operating expenses of our asset management subsidiary increased from Rs. 3.3 billion in fiscal 2022 to Rs. 4.0 billion in fiscal 2023.

Other operating expenses of our securities subsidiary increased from Rs. 6.2 billion in fiscal 2022 to Rs. 6.5 billion in fiscal 2023.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 4.5% from Rs. 398.8 billion in fiscal 2022 to Rs. 416.6 billion in fiscal 2023.

The expenses related to our life insurance subsidiary increased by 4.4% from Rs. 399.5 billion in fiscal 2022 to Rs. 417.0 billion in fiscal 2023 primarily due to an increase in provisions for policy holder liabilities (non-linked) from Rs. 135.0 billion in fiscal 2022 to Rs. 169.1 billion in fiscal 2023.

The reserves for the actuarial liability of the life insurance business for the investible portion of the premium on unit-linked policies decreased by 7.7% from Rs. 194.0 billion in fiscal 2022 to Rs. 179.0 billion in fiscal 2023 primarily due to decrease in linked premium income. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Provision For Tax)

Provisions for Non-Performing Loans and Restructured Loans

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. The Bank’s home finance subsidiary classifies its loans and other credit facilities in accordance with the guidelines of the Reserve Bank of India. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country.

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

The Bank has enhanced internal controls, relating to the review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

ICICI Bank makes provisions on standard, sub-standard and doubtful and loss assets as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided For or written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, the Bank makes provisions as per internal provisioning norms or host country regulations, whichever is higher. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions. The Bank’s United Kingdom subsidiary maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

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

The Bank, on a prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during fiscal 2021 under the extant Reserve Bank of India guidelines related to the COVID-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

Non-Performing Loans Strategy

In respect of unviable non-performing loans, where borrowers have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral, driving consolidation and seeking resolution under the Insolvency and Bankruptcy Code under specific circumstances, which among other measures includes recovery through the sale of a borrower’s assets in a time-bound manner. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded we undertake charge-offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early stage solutions to incipient problems.

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

We monitor trends in the credit ratings of our borrowers to enable us to take proactive remedial measures. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures. We may seek to recover loans through enforcement of our rights in collateral. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanisms based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of a loan account or realization of collateral, which may be longer than that for U.S. banks under similar circumstances. See also “Business—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

Secured loans to retail customers are secured by the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plants, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process designed to ensure prompt action for follow-up on overdue loans and recovery of defaulted amounts.

Non-performing Loans

The following table sets forth, for the periods indicated, the change in our gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loan portfolio(1).

	At March 31,
Particulars	2022		2023		2023
	(in millions)
A. Consumer loans and credit card receivables(2)
Non-performing loans at the beginning of the fiscal year	Rs.	142,923	Rs.	113,271	US$	1,378
Addition: New non-performing loans during the year		161,399		124,751		1,518
Less: Upgrade(3)		(80,544)		(54,558)		(664)
Recoveries (excluding recoveries made from upgraded accounts)		(48,103)		(43,226)		(526)
Write-offs		(62,404)		(37,697)		(459)
Non-performing loans at the end of the fiscal year	Rs.	113,271	Rs.	102,541	US$	1,247
B. Commercial(4)
Non-performing loans at the beginning of the fiscal year	Rs.	284,106	Rs.	232,243	US$	2,826
Addition: New non-performing loans during the year		41,815		67,050		816
Less: Upgrade(3)		(24,406)		(36,192)		(440)
Recoveries (excluding recoveries made from upgraded accounts)		(22,930)		(43,914)		(534)
Write-offs		(46,342)		(9,258)		(113)
Non-performing loans at the end of the fiscal year	Rs.	232,243	Rs.	209,929	US$	2,555
C. Leasing and related activities
Non-performing loans at the beginning of the fiscal year	Rs.	—	Rs.	—	US$	—
Addition: New non-performing loans during the year		—		—		—
Less: Upgrade(3)		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—
Write-offs		—		—		—
Non-performing loans at the end of the fiscal year	Rs.	—	Rs.	—	US$	—
D. Total non-performing loans (A+B+C)
Non-performing loans at the beginning of the fiscal year	Rs.	427,029	Rs.	345,514	US$	4,204
Addition: New non-performing loans during the year		203,214		191,801		2,334
Less: Upgrade(3)		(104,950)		(90,750)		(1,104)
Recoveries (excluding recoveries made from upgraded accounts)		(71,033)		(87,140)		(1,060)
Write-offs		(108,746)		(46,955)		(572)
Non-performing loans at the end of the fiscal year(4)	Rs.	345,514	Rs.	312,470	US$	3,802

 ____________________

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(4)	Includes working capital finance.

Gross additions to non-performing consumer loans decreased from Rs. 161.4 billion in fiscal 2022 to Rs. 124.8 billion in fiscal 2023. In fiscal 2023, we upgraded non-performing consumer loans of Rs. 54.6 billion as compared to Rs. 80.5 billion in fiscal 2022. In fiscal 2023, we made recoveries against non-performing consumer loans of Rs. 43.3 billion (fiscal 2022: Rs. 48.1 billion) and wrote off non-performing loans amounting to Rs. 37.7 billion (fiscal 2022: Rs. 62.4 billion). Gross non-performing consumer loans decreased from Rs. 113.3 billion at year-end fiscal 2022 to Rs. 102.5 billion at year-end fiscal 2023.

The gross additions to non-performing commercial loans increased from Rs. 41.8 billion in fiscal 2022 to Rs. 67.1 billion in fiscal 2023. In fiscal 2023, we upgraded non-performing commercial loans amounting to Rs. 36.2 billion as compared to Rs. 24.4 billion in fiscal 2022 and made recoveries of non-performing commercial loans amounting to Rs. 43.9 billion in fiscal 2023 as compared to Rs. 23.0 billion in fiscal 2022. In fiscal 2023, commercial loans amounting to Rs. 9.3 billion were written-off, as compared to Rs. 46.3 billion in fiscal 2022, based on a borrower- specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 232.2 billion at year-end fiscal 2022 to Rs. 209.9 billion at year-end fiscal 2023.

As a result of the above, our gross non-performing loans decreased by 9.6% from Rs. 345.5 billion at year-end fiscal 2022 to Rs. 312.5 billion at year-end fiscal 2023. Our net non-performing loans decreased by 24.1% from Rs. 76.4 billion at year-end fiscal 2022 to Rs. 58.0 billion at year-end fiscal 2023. The net non-performing loans ratio decreased from 0.8% at year-end fiscal 2022 to 0.5% at year-end fiscal 2023.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 37.8 billion at March 31, 2023 as compared to Rs. 36.4 billion at March 31, 2022.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	38,776	Rs.	93,266	US$	1,135	140.5%
Add: Loans restructured during the year		81,546		766		9	(99.1)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		352		1,379		17	290.1
Less: Loans upgraded to standard category during the year		—		(3,956)		(48)	—
Less: Loans downgraded to non-performing category during the year		(14,379)		(20,717)		(252)	44.1
Less: Repayments/change in management/conversion to equity shares during the year		(13,029)		(18,224)		(222)	39.9
Gross restructured loans	Rs.	93,266	Rs.	52,514	US$	639	(43.7%	)
Provisions for restructured loans		(2,914)		(1,779)		(22)	(39.0%	)
Net restructured loans	Rs.	90,352	Rs.	50,735	US$	617	(43.8%	)
Average balance of net restructured loans(1)	Rs.	80,793	Rs.	72,506	US$	882	(10.3%	)
Gross loans	Rs.	9,475,107	Rs.	11,094,954	US$	134,992	17.1%
Net loans	Rs.	9,203,081	Rs.	10,838,663	US$	131,873	17.8%
Gross restructured loans as a percentage of gross loans		1.0%		0.5%
Net restructured loans as a percentage of net loans		1.0%		0.5%

_________________

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	In addition, the Bank holds general provision amounting to Rs. 12,825 million at year-end fiscal 2023 (year-end fiscal 2022: Rs. 23,562 million) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

In fiscal 2023, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating to Rs. 0.8 billion. Further, in fiscal 2023, restructured standard loans amounting to Rs. 20.7 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms. The gross outstanding standard restructured loans decreased from Rs. 93.3 billion at year-end fiscal 2022 to Rs. 52.5 billion at year-end fiscal 2023 and the net outstanding restructured loans decreased from Rs. 90.4 billion at year-end fiscal 2022 to Rs. 50.7 billion at year-end fiscal 2023. In addition, the Bank holds general provision amounting to Rs. 12.8 billion at year-end fiscal 2023 on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 3.3 billion at year-end fiscal 2023.

The aggregate gross non-performing and standard restructured loans decreased by Rs. 73.8 billion, or 16.8%, from Rs. 438.8 billion at year-end fiscal 2022 to Rs. 365.0 billion at year-end fiscal 2023. The aggregate net non-performing and restructured loans decreased by Rs. 58.1 billion, or 34.8%, from Rs. 166.8 billion at year-end fiscal 2022 to Rs. 108.7 billion at year-end fiscal 2023.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At year-end fiscal 2023, the loan amounting to Rs. 7.7 billion (at year-end fiscal 2022: Rs. 8.9 billion) was classified as standard.

The Bank’s Canadian subsidiary adopted International Financial Reporting Standards 9 (IFRS 9) – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2023, the Bank’s Canadian subsidiary classified exposure of Rs. 63.5 billion as Stage-2 (March 31, 2022: Rs. 14.0 billion) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 0.9 billion (March 31, 2022: Rs. 0.8 billion) in fiscal 2023. The Stage-2 assets increased primarily in the mortgage portfolio due to decline in bureau scores of borrowers.

Provisions and contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	5,412	Rs.	13,917	US$	169	—
Provision for non-performing and other assets		63,775		(3,654)		(44)	N/M
Provision for standard assets		4,065		4,899		60	20.5%
Others(1)		16,514		54,237		660	—
Total provisions and contingencies (excluding provision for tax)	Rs.	89,766	Rs.	69,399	US$	845	(22.7)%

N/M – Not meaningful

(1)	Includes contingency provision amounting to Rs. 56.5 billion on a prudent basis for fiscal 2023.

Provisions and contingencies (excluding provision for tax) decreased by 22.7% from Rs. 89.8 billion in fiscal 2022 to Rs. 69.4 billion in fiscal 2023 primarily due to a decrease in provision on non-performing and other assets, offset, in part, by an increase in other provisions and contingencies.

Provision for non-performing and other assets decreased from a provision of Rs. 63.8 billion in fiscal 2022 to a write-back of Rs. 3.7 billion in fiscal 2023. During fiscal 2023, there were lower additions, higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, offset, in part, by an increase in provisioning rate for certain non-performing asset categories. During fiscal 2023, the Bank changed its provisioning norms on non-performing assets to make them more conservative. In fiscal 2022, the provision for non-performing and other assets also included provision for loans restructured under Resolution Framework for COVID-19-related Stress. The provision coverage ratio (i.e., specific provisions against non-performing loans as a percentage of gross non-performing loans) increased from 77.9% at March 31, 2022 to 81.5 % at March 31, 2023.

Provision for investments increased from a provision of Rs. 5.4 billion in fiscal 2022 to Rs. 13.9 billion in fiscal 2023 primarily due to an increase in provision on debentures, equity shares and security receipts.

Provision for standard assets increased from Rs. 4.1 billion in fiscal 2022 to Rs. 4.9 billion in fiscal 2023 primarily due to an increase in provision for standard assets of ICICI Bank. Provision for standard assets of ICICI Bank increased from Rs. 4.5 billion in fiscal 2022 to Rs. 5.8 billion in fiscal 2023.

Other provisions increased from Rs. 16.5 billion in fiscal 2022 to Rs. 54.2 billion in fiscal 2023. Provision for non-fund outstanding of ICICI Bank decreased from a provision of Rs. 11.7 billion in fiscal 2022 to a write-back of Rs. 5.2 billion in fiscal 2023. During fiscal 2023, the Bank made a contingency provision amounting to Rs. 56.5 billion (fiscal 2022: write-back of Rs. 0.3 billion), on a prudent basis, to further strengthen the balance sheet.

Provision for Tax

The provision for income tax expense increased from Rs. 84.6 billion in fiscal 2022 to Rs. 117.9 billion in fiscal 2023 primarily due to an increase in profit before tax and an increase in effective tax rate. The effective tax rate increased from 24.2% in fiscal 2022 to 25.0 % in fiscal 2023 primarily due to change in composition of income.

Financial Position

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Cash and cash equivalents (1)	Rs.	1,831,260	Rs.	1,364,565	US$	16,602	(25.5)%
Investments		5,670,977		6,395,520		77,814	12.8
Advances (net of provisions)		9,203,082		10,838,663		131,873	17.8
Fixed assets		106,054		109,690		1,335	3.4
Other assets		713,988		875,454		10,652	22.6
Goodwill on consolidation		1,013		1,013		12	—
Total assets	Rs.	17,526,374	Rs.	19,584,905	US$	238,288	11.7%

 _________________

(1)	Includes cash and balances with Reserve Bank of India, balances with banks and money at call and short notice

Our total assets increased by 11.7% from Rs. 17,526.4 billion at year-end fiscal 2022 to Rs. 19,584.9 billion at year-end fiscal 2023 primarily due to an increase in net advances and investments, offset, in part, by a decrease in cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents decreased by 25.5% from Rs. 1,831.3 billion at year-end fiscal 2022 to Rs. 1,364.6 billion at year-end fiscal 2023 primarily due to a decrease in short term lending to the Reserve Bank of India under liquidity adjustment facility and term money lent in foreign currency, offset, in part, by an increase in standing deposit facility lending to the Reserve Bank of India and balances with Reserve Bank of India to maintain cash reserve ratio.

Investments

Total investments increased by 12.8% from Rs. 5,671.0 billion at year-end fiscal 2022 to Rs. 6,395.5 billion at year-end fiscal 2023.

Investments of ICICI Bank increased from Rs. 3,102.4 billion at year-end fiscal 2022 to Rs. 3,623.3 billion at year-end fiscal 2023 primarily due to an increase in investments in Indian government securities, bonds and debentures and pass through certificates, offset, in part, by a decrease in investment in foreign government securities.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 2,337.5 billion at year-end fiscal 2022 to Rs. 2,426.6 billion at year-end fiscal 2023. Investments held to cover linked liabilities decreased from Rs. 1,508.7 billion at year-end fiscal 2022 to Rs. 1,440.6 billion at year-end fiscal 2023 primarily attributable to unrealised losses due to equity market performance and net outflows during the year due to maturity/withdrawal of linked policies , offset, in part, by an increase in new linked policies. Investments, other than investments held to cover linked liabilities, increased from Rs. 828.9 billion at year-end fiscal 2022 to Rs. 986.0 billion at year-end fiscal 2023 primarily attributable to net inflows into the fund.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 158.6 billion in fiscal 2022 to Rs. 247.8 billion in fiscal 2023 primarily due to an increase in investments in Indian government securities.

Investments of ICICI Bank UK PLC increased from Rs. 39.5 billion at year-end fiscal 2022 to Rs. 52.1 billion at year-end fiscal 2023 primarily due to an increase in investments in treasury bills and corporate bonds.

Investments of ICICI Bank Canada decreased marginally from Rs. 35.8 billion at year-end fiscal 2022 to Rs. 34.7 billion at year-end fiscal 2023.

Our total investment in Indian government securities increased by 21.7 % from Rs. 3,255.0 billion at year-end fiscal 2022 to Rs. 3,960.6 billion at year-end fiscal 2023.

At year-end fiscal 2023, ICICI Bank had an outstanding net investment of Rs. 2.1 billion in security receipts issued by asset reconstruction companies as compared to Rs. 8.1 billion at year-end fiscal 2022. See also “Business—Overview of Our Products and Services—Investment Banking—Treasury”.

Classification of investments

Held-to-maturity

The amortized cost of our held-to-maturity portfolio increased from Rs. 2,777.6 billion at year-end fiscal 2022 to Rs. 3,418.1 billion at year-end fiscal 2023 primarily due to an increase in investment in government securities and equity securities. Net unrealized gain on the held-to-maturity portfolio decreased from Rs. 311.9 billion at year-end fiscal 2022 to Rs. 193.0 billion at year-end fiscal 2023. Interest earned on the held-to-maturity debt portfolio increased from Rs. 165.5 billion in fiscal 2022 to Rs. 204.4 billion in fiscal 2023 primarily due to an increase in average portfolio and yield of government securities.

Available-for-sale

The amortized cost of our available-for-sale portfolio increased from Rs. 1,065.1 billion at year-end fiscal 2022 to Rs. 1,131.1 billion at year-end fiscal 2023. The investment in government securities increased from Rs. 615.6 billion at year-end fiscal 2022 to Rs. 624.8 billion at year-end fiscal 2023. The investments in corporate debt securities increased from Rs. 167.9 billion at year-end fiscal 2022 to Rs. 217.2 billion at year-end fiscal 2023. Investments in other debt securities increased from Rs. 113.7 billion at year-end fiscal 2022 to Rs. 126.3 billion at year-end fiscal 2023. Investments in equity shares decreased from Rs. 124.1 billion at year-end fiscal 2022 to Rs. 123.7 billion at year-end fiscal 2023. At year-end fiscal 2023, equity shares classified as available for sale amounting to Rs. 75.9 billion were held by ICICI Prudential Life Insurance Company Limited and Rs. 40.4 billion were held by ICICI Bank. Other investments (primarily include mutual fund units, security receipts, venture fund units and preference shares) increased from Rs. 37.7 billion at year-end fiscal 2022 to Rs. 39.1 billion at year-end fiscal 2023.

Net unrealized gain on debt investments decreased from Rs. 5.5 billion at year-end fiscal 2022 to a net unrealized loss of Rs. 0.9 billion at year-end fiscal 2023 primarily due to net unrealized loss on corporate debt securities and government securities. Net unrealized gain on equity securities increased from Rs. 50.8 billion at year-end fiscal 2022 to Rs. 53.9 billion at year-end fiscal 2023.

Net unrealized gain on other investments decreased from Rs. 0.6 billion at year-end fiscal 2022 to a net unrealized loss of Rs. 1.0 billion at year-end fiscal 2023 primarily due to decrease in unrealized gain of Rs. 0.4 billion on equity mutual fund investments and increase in unrealized loss of Rs. 1.3 billion on security receipts.

Held-for-trading

Investments in held-for-trading debt securities increased from Rs. 307.8 billion at year-end fiscal 2022 to Rs. 400.1 billion at year-end fiscal 2023 primarily due to an increase in investment in government securities, certificate of deposits, commercial paper and corporate bonds. Net unrealized gain on the held-for-trading portfolio decreased from Rs. 1.9 billion at year-end fiscal 2022 to Rs. 0.1 billion at year-end fiscal 2023 primarily due to a decrease in unrealized gain on the trading portfolio of ICICI Securities Primary Dealership Limited in fiscal 2023 as compared to fiscal 2022.

Advances

Net advances increased by 17.8% from Rs. 9,203.1 billion at year-end fiscal 2022 to Rs. 10,838.7 billion at year-end fiscal 2023 primarily due to an increase in retail advances of ICICI Bank.

Net advances of the Bank increased by 18.7% from Rs. 8,590.2 billion at year-end fiscal 2022 to Rs. 10,196.4 billion at year-end fiscal 2023. Net retail advances of the Bank increased by 22.7% from Rs. 4,546.4 billion at year-end fiscal 2022 to Rs. 5,578.2 billion at year-end fiscal 2023. Net advances of the Bank’s overseas branches decreased by 17.4% from Rs. 412.7 billion at year-end fiscal 2022 to Rs. 341.1 billion at year-end fiscal 2023. See also “Business – Loan Portfolio”.

Net advances of ICICI Home Finance increased by 20.6% from Rs. 142.2 billion at year-end fiscal 2022 to Rs. 171.5 billion at year-end fiscal 2023.

Net advances of ICICI Bank UK PLC decreased by 14.3% from Rs. 95.2 billion at year-end fiscal 2022 to Rs. 81.5 billion at year-end fiscal 2023 primarily due to prepayment and sell down of loans.

Net advances of ICICI Bank Canada increased by 4.2% from Rs. 302.0 billion at year-end fiscal 2022 to Rs. 314.9 billion at year-end fiscal 2023 primarily due to increase in corporate loans, offset, in part, by decrease in insured mortgages.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 3.4% from Rs. 106.1 billion at year-end fiscal 2022 to Rs. 109.7 billion at year-end fiscal 2023.

Other assets increased from Rs. 714.0 billion at year-end fiscal 2022 to Rs. 875.5 billion at year-end fiscal 2023 primarily due to an increase in mark-to-market on foreign exchange and derivative transactions, interest accrued on loans and investments and trade receivables, offset, in part, by a decrease in rural infrastructure development fund and other related deposits. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in ‘Other Assets’, the negative mark-to-market on offsetting transactions are accounted in ‘Other Liabilities’.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Deposits	Rs.	10,913,658	Rs.	12,108,322	US$	147,321	10.9%
Borrowings(1)		1,616,027		1,890,618		23,003	17.0
Other liabilities		3,116,355		3,374,120		41,053	8.3
Total liabilities		15,646,040		17,373,060		211,377	11.0
Minority interest		59,809		66,867		813	11.8
Capital		13,900		13,968		170	0.5
Reserves and surplus(2)		1,806,625		2,131,010		25,928	18.0
Total liabilities and stockholders’ equity	Rs.	17,526,374	Rs.	19,584,905	US$	238,288	11.7%

_________________

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

Our total liabilities (including capital and reserves and surplus) increased by 11.7% from Rs. 17,526.4 billion at year-end fiscal 2022 to Rs. 19,584.9 billion at year-end fiscal 2023, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 10.9% from Rs. 10,913.7 billion at year-end fiscal 2022 to Rs. 12,108.3 billion at year-end fiscal 2023.

Deposits of the Bank increased by 10.9% from Rs. 10,645.7 billion at year-end fiscal 2022 to Rs. 11,808.4 billion at year-end fiscal 2023. Term deposits increased by 17.1% from Rs. 5,461.4 billion at year-end fiscal 2022 to Rs. 6,395.8 billion at year-end fiscal 2023. Savings account deposits increased by 5.5% from Rs. 3,599.6 billion at year-end fiscal 2022 to Rs. 3,797.8 billion at year-end fiscal 2023 and current account deposits increased by 1.9% from Rs. 1,584.8 billion at year-end fiscal 2022 to Rs. 1,614.9 billion at year-end fiscal 2023. The current account and savings account deposits increased by 4.4% from Rs. 5,184.4 billion at year-end fiscal 2022 to Rs. 5,412.6 billion at year-end fiscal 2023. Deposits of overseas branches increased from Rs. 98.1 billion at year-end fiscal 2022 to Rs. 147.8 billion at year-end fiscal 2023. The total deposits of the Bank remained at a similar level at 90.8% of its funding (i.e., deposits and borrowings) at March 31, 2022 and March 31, 2023. See also “Selected Statistical Information—Funding”.

Deposits of ICICI Bank Canada increased from Rs. 172.8 billion at year-end fiscal 2022 to Rs. 193.2 billion at year-end fiscal 2023 primarily due to an increase in term and demand deposits.

Deposits of ICICI Bank UK PLC increased from Rs. 116.9 billion at year-end fiscal 2022 to Rs. 132.2 billion at year-end fiscal 2023 primarily due to an increase in term deposits and exchange rate movements.

Average savings account deposits increased by 12.3% from Rs. 3,108.9 billion in fiscal 2022 to Rs. 3,492.0 billion in fiscal 2023. Average current account deposits increased by 13.5% from Rs. 1,212.3 billion in fiscal 2022 to Rs. 1,376.2 billion in fiscal 2023. Average current account and savings account deposits increased by 12.7% from Rs. 4,321.2 billion in fiscal 2022 to Rs. 4,868.2 billion in fiscal 2023. The average current account and savings account ratio was at 44.6% at year-end fiscal 2023 as compared to 44.5% at year-end fiscal 2022. Average current account and savings account deposits were 37.9% of the funding (i.e., deposits and borrowings) for fiscal 2023 as compared to 38.5% for fiscal 2022.

Borrowings

Borrowings increased by 17.0% from Rs. 1,616.0 billion at year-end fiscal 2022 to Rs. 1,890.6 billion at year-end fiscal 2023.

Borrowings of ICICI Bank increased by 11.3% from Rs. 1,072.3 billion at year-end fiscal 2022 to Rs. 1,193.3 billion at year-end fiscal 2023, primarily due to an increase in refinance borrowings and bond borrowings, offset, in part, by a decrease in subordinated debt, foreign currency term money borrowings and foreign currency bond borrowings. Net borrowings of overseas branches decreased from Rs. 319.2 billion at year-end fiscal 2022 to Rs. 258.1 billion at year-end fiscal 2023.

Borrowings of ICICI Securities Primary Dealership Company increased from Rs. 159.6 billion at year-end fiscal 2022 to Rs. 302.8 billion at year-end fiscal 2023 primarily due to an increase in repurchase borrowings.

Borrowings of ICICI Home Finance Company increased from Rs. 126.4 billion at year-end fiscal 2022 to Rs. 147.3 billion at year-end fiscal 2023 primarily due to an increase in term, bond borrowing, fixed deposits and commercial papers, offset, in part, by prepayment of external commercial borrowings.

Borrowings of ICICI Securities Limited increased from Rs. 77.4 billion at year-end fiscal 2022 to Rs. 92.9 billion at year-end fiscal 2023 primarily due to an increase in short-term borrowings.

Borrowings of ICICI Bank UK PLC decreased from Rs. 25.5 billion at year-end fiscal 2022 to Rs. 10.7 billion at year-end fiscal 2023 primarily due to maturity of long-term borrowings.

Borrowings of ICICI Bank Canada decreased from Rs. 148.8 billion at year-end fiscal 2022 to Rs. 140.1 billion at year-end fiscal 2023, primarily due to reduction in term money and securitized borrowings.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiary. Other liabilities increased by 8.3% from Rs. 3,116.4 billion at year-end fiscal 2022 to Rs. 3,374.1 billion at year-end fiscal 2023. Liabilities on policies in force of our life insurance business increased by 4.4% from Rs. 2,288.3 billion at year-end fiscal 2022 to Rs. 2,388.7 billion at year-end fiscal 2023. Other liabilities of the Bank increased by 20.8% from Rs. 689.8 billion at year-end fiscal 2022 to Rs. 833.3 billion at year-end fiscal 2023 primarily due to an increase in mark-to-market on foreign exchange and derivative transactions and contingency provision made on prudent basis, to further strengthen the balance sheet.

Capital and reserves and surplus

Capital and reserves and surplus increased from Rs. 1,820.5 billion at year-end fiscal 2022 to Rs. 2,145.0 billion at year-end fiscal 2023 primarily due to the annual accretion to reserves and surplus out of profit, offset, in part, by payment of dividend.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements”.

Cash and cash equivalents decreased by 25.5% from Rs. 1,831.3 billion at year-end fiscal 2022 to Rs. 1,364.6 billion at year-end fiscal 2023.

There was a net cash outflow from operating activities of Rs. 37.7 billion in fiscal 2023 as compared to a net cash inflow of Rs. 581.1 billion in fiscal 2022 primarily due to an increase in advances, other assets and lower increase in deposits in fiscal 2023 as compared to fiscal 2022.

The net cash outflow from investing activities increased from Rs. 393.2 billion in fiscal 2022 to Rs. 680.1 billion in fiscal 2023 primarily due to higher net purchase of held-to-maturity securities.

The net cash inflow from financing activities increased from Rs. 174.5 billion in fiscal 2022 to Rs. 247.9 billion in fiscal 2023 primarily due to a net increase in proceeds in long-term borrowings, offset, in part, by net decrease in proceeds in short-term borrowings in fiscal 2023 as compared to fiscal 2022.

For a discussion of our results in fiscal 2022 compared to fiscal 2021 and certain comparative numbers in fiscal 2022, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the U.S Securities and Exchange Commission on July 29, 2022.

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

Guarantees

We have issued bank guarantees to support business requirements of certain of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. The guarantees are generally for a period not exceeding 10 years. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure.

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

The Bank acts in different capacities and under different contracts for a consideration including as originator, liquidity facility provider, servicing agent credit enhancement provider, underwriter, and senior contributor. The Bank has provided credit enhancements (first loss and second loss enhancement) on securitized pools originated by the Bank and guarantees (second loss enhancement) provided to the pools originated by a third party.

The total outstanding first loss credit enhancements at year-end fiscal 2023 were Rs. 0.7 billion and second loss credit enhancements were Rs. 0.7 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2023 was Rs. 1.9 billion.

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

Total life insurance obligation at year-end fiscal 2023 was amounting to Rs. 5,205.8 billion.

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

Regulatory Capital

ICICI Bank is subject to the Basel III capital adequacy guidelines stipulated by the Reserve Bank of India effective from April 1, 2013, which was to begin to be implemented in a phased manner by March 31, 2019 as per the transitional arrangement provided by the Reserve Bank of India. On January 10, 2019, the Reserve Bank of India extended the transition period for implementing the last tranche of 0.625% under Capital Conservation Buffer to March 31, 2020 and thereafter further extended to October 1, 2021.

The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2023, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes a capital conservation buffer of 2.50% and a capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2022(1)		2023(1)	2023
	(in millions, except percentages)
Tier 1 capital	Rs.	1,621,207	1,884,171	US$	22,925
Of which: Common equity Tier 1 capital		1,555,000	1,832,771		22,299
Tier 2 capital		71,923	78,652		957
Total capital	Rs.	1,693,130	1,962,823	US$	23,882
Credit risk: risk-weighted assets	Rs.	7,357,431	8,936,530	US$	108,730
Market risk: risk-weighted assets		550,360	688,087		8,372
Operational risk: risk-weighted assets		928,119	1,080,534		13,147
Total risk-weighted assets	Rs.	8,835,910	10,705,151	US$	130,249
Common equity Tier 1 risk-based capital ratio		17.6%	17.1%
Tier 1 risk-based capital ratio		18.4%	17.6%
Tier 2 risk-based capital ratio		0.8%	0.7%
Total risk-based capital ratio		19.2%	18.3%

_________________

(1)	Post appropriation of proposed dividend

In fiscal 2023, capital funds (net of deductions) increased by Rs. 269.7 billion from Rs. 1,693.1 billion at year-end fiscal 2022 to Rs. 1,962.8 billion at year-end fiscal 2023 primarily due to an increase in retained earnings.

Risk-weighted assets relating to credit risk increased by Rs. 1,579.1 billion from Rs. 7,357.4 billion at year-end fiscal 2022 to Rs. 8,936.5 billion at year-end fiscal 2023 primarily due to an increase of Rs. 1,319.6 billion in risk-weighted assets for on-balance sheet assets and an increase of Rs. 259.5 billion in risk-weighted assets for off-balance sheet exposures. On-balance sheet risk-weighted assets increased primarily due to growth in advances during the year and off-balance sheet risk-weighted assets increased primarily due to an increase in non-fund exposures.

Risk-weighted assets relating to market risk increased by Rs. 137.7 billion from Rs. 550.4 billion at year-end fiscal 2022 to Rs. 688.1 billion at year-end fiscal 2023 primarily due to an increase in investments in Government securities and notional amount of interest rate swaps and forward rate agreements during the year.

Risk-weighted assets relating to operational risk increased by Rs. 152.4 billion from Rs. 928.1 billion at March 31, 2022 to Rs. 1,080.5 billion at March 31, 2023. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

Consolidated capital adequacy position

Consolidation for regulatory capital calculations is based on the consolidated financial statements of ICICI Bank and its subsidiaries, in line with the standards on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for regulatory capital calculations include subsidiaries, associates and joint ventures of the Bank, which carry on activities of a banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. As per Basel III guidelines stipulated by the Reserve Bank of India, equity and other regulatory capital investments in the unconsolidated insurance and non-financial subsidiaries are deducted from consolidated regulatory capital of the group.

At year-end fiscal 2023, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 16.88%, Tier 1 risk-based capital ratio of 17.33% and total risk-based capital ratio of 18.09% against the current requirement of minimum common equity Tier 1 capital ratio of 8.20%, a minimum Tier 1 capital ratio of 9.70% and a minimum total capital ratio of 11.70% respectively.

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

The capital management framework is complemented by our risk management framework, which covers the policies, processes, methodologies and frameworks established for the management of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress testing framework in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions and the operating environment. The business and capital plans and the stress testing results of the ICICI Bank entities are integrated into the internal capital adequacy assessment process.

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

The Bank seeks to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the Bank to enable optimal liquidity management. A separate group is responsible for liquidity management. ICICI Bank is required to submit gap reports in rupee and other major currencies for domestic operations on a fortnightly basis to the Reserve Bank of India. The Bank prepares a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, the Bank monitor certain liquidity ratios on a fortnightly basis. ICICI Bank also monitors its liquidity coverage ratio on a daily basis. ICICI Bank has a liquidity contingency plan in place, through which the Bank monitors key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

Sources of Funding and Liquidity

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of Certificate of Deposits, borrowings in the short-term inter-bank market, through refinance agencies and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility and marginal standing facility, which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. ICICI Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have reached highs of 100.0% and above. To curtail reliance on such volatile funding, our Asset Liability Management policy has stipulated daily limits for borrowing and lending in this market. ICICI Securities Primary Dealership, also, relies on the repo market and inter-bank market for its funding requirements. It is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer, also has access to standing liquidity facility and term liquidity adjustment facility from the Reserve Bank of India.

Our gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA and above), other money market investments such as commercial papers and certificates of deposits and mutual fund investments. The Bank deducts short-term money-market borrowings (borrowings with contractual maturity up to 30 days) from the aggregate of these assets to determine net liquid assets.

The Bank maintains a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements laid down by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. At year-end fiscal 2023, the cash reserve ratio requirement percentage specified by the Reserve Bank of India was 4.5% of a bank’s net demand and time liabilities. In addition, cash reserves may not fall below 90% of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2023, the statutory liquidity ratio requirement percentage was 18.0%. Banks are permitted to avail liquidity facility against eligible securities under a special facility under the ‘Facility to Avail Liquidity for Liquidity Coverage Ratio’. Further, banks can borrow funds at their discretion by dipping into their statutory liquidity ratio to the extent allowed under the marginal standing facility. As per the Reserve Bank of India guidelines, the carve-out from statutory liquidity ratio under facility to avail liquidity for liquidity coverage ratio was 15.0% of net demand and time liabilities at year-end fiscal 2022 which was further increased to 16.0% of net demand and time liabilities from April 18, 2022. For marginal standing facility, it is 2.0% of net demand and time liabilities.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards including the liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. As per the Reserve Bank of India guidelines, the liquidity coverage ratio has been made applicable to Indian banks on a standalone as well as consolidated basis with a minimum requirement of 100.0% at year-end fiscal 2023. The liquidity coverage ratio disclosure for the three months ended March 31, 2023, is based on a simple average of daily observations. The liquidity coverage ratio of the Group, for the three months ended March 31, 2023 was 121.8%.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. The net stable funding ratio of the Group, at the year-end fiscal 2023 was 126.9%.

The Bank maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirements. Throughout fiscal 2023, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2022		Fortnightly average for fiscal 2023		At March 31, 2023
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	2,671.2	Rs.	2,771.7	Rs.	3,105.5
Balance with central banks and current accounts with other banks		832.9		906.1		883.8
Other liquid assets		935.7		404.1		593.6
Gross liquid assets		4,439.8		4,081.9		4,582.9
(Less) Short-term borrowings		—		0.7		10
Net liquid assets	Rs.	4,439.8	Rs.	4,081.2	Rs.	4,572.9

ICICI Bank held net liquid assets totaling to Rs. 4572.9 billion at year-end fiscal 2023, compared to Rs. 4,439.8 billion at year-end fiscal 2022. In fiscal 2023, the Bank held fortnightly average net liquid assets of Rs. 4,081.1 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2023, the Bank also held other fixed income non-government securities totaling to Rs. 4.4 billion compared to Rs. 12.6 billion at year-end fiscal 2022.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other group entities (i.e., those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount). Accordingly, surplus liquidity maintained at those branches can be utilized at other group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2023, such overseas branches of the Bank held net liquid assets of Rs. 276.9 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 4,572.9 billion.

ICICI Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase or reverse repurchase auctions, rates for which are arrived through competitive bidding. On April 8, 2022, the Reserve Bank of India operationalized a new standing deposit facility, which replaced the fixed rate reverse repo as the floor of the liquidity adjustment facility corridor at 25 basis points below the policy repo rate. At year-end fiscal 2023, the Reserve Bank of India repo rate, fixed rate reverse repo rate, standing deposit facility and marginal standing facility rate were 6.5%, 3.35%, 6.25% and 6.75% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. At year-end fiscal 2023, under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, the banks could borrow overnight up to 2.0% of their net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2023, ICICI Bank had government securities amounting to Rs. 1,175.7 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The loan portfolio at the Bank’s overseas branches as a proportion of the total portfolio has declined from 4.8% at year-end fiscal 2022 to 3.3% at year-end fiscal 2023. ICICI Bank has a well-defined borrowing program for the overseas operations. The incremental wholesale borrowings are primarily in the form of inter-bank and money market borrowings. The Bank also raises refinancing from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes deposit liabilities, in accordance with the regulatory framework at the host country.

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

In respect of the Bank’s domestic operations, ICICI Bank may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the market value of collateral given for any such loan is higher than the value of the loan, the difference being referred to as a haircut. The Reserve Bank of India has stipulated the haircut for all such securities for borrowings from itself. In case of borrowings from products settled through Clearing Corporation of India Limited, members of Clearing Corporation of India Limited’s repo segment are required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time, which acts as a cushion against any fall in the value of the underlying collateral.

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

The Bank holds sufficient securities in our account to meet additional collateral requirements if required and systems and processes are in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund and Tri-party repo margin account, resulting in smooth settlement of transactions.

Further, in case of any emergency requirement, additional securities may be transferred to our Securities Guarantee Fund/collateralized borrowing and lending obligations margin account on a T+0 basis. In case of corporate bond repo, the value of the securities is computed after applying the minimum haircut as stipulated by the clearing house or bilaterally agreed upon by counterparties depending upon the credit rating of the underlying security. The Bank also deals with central counterparties for settlement of government securities outright and repo transactions, foreign exchange transactions, interest rate and currency derivatives for which it needs to contribute towards margin obligations. The Bank may be required to post additional collateral in case of downgrade in the external credit rating of the Bank under letter of credit, stand-by letter of credit, bank guarantee and unfunded risk participation agreements.

In respect of overseas branch operations, generally, the collateral requirements are applicable for transactions which are cleared through clearing houses, bilateral transactions executed under International Swaps and Derivatives Asoociation Credit Support Annex and International Swaps and Derivatives Asoociation Global Master Repo Agreement. The Asset Liability Management Committee has approved a framework for accepting covenants, linked to a credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements. A stress scenario has been formulated, which is linked to potential outflows due to a breach of rating downgrade covenants.

Off-balance sheet items including funding commitments impact the liquidity of the Bank. The Bank analyzes the behavioral profile of various components of the off-balance sheet items. The behavioral analysis includes potential cash flows from off-balance sheet activities, such as draw down under loan commitments, contingent liabilities and market related transactions. The impact of the same is considered by us in various liquidity risk reports.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and discussion paper issued by the Reserve Bank of India, derivative transactions are subject to margin-reset and consequent collateral exchange is governed by the Credit Support Annex. The Bank has entered into a Credit Support Annex, which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through qualified central counterparties including the clearing corporation of India and other exchange houses as well as for transactions covered under the Credit Support Annex. The potential outflows on account of such transactions have been considered based on the look-back approach prescribed in the Reserve Bank of India guidelines.

Volatility in the international debt markets may constrain our international borrowings. As of March 31, 2023, the Bank did not have any borrowing linked to credit downgrade covenants which would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by the UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada has internally capped this credit exposure at CAD 150 million (37.9% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150 million can be increased to a maximum of 75% of capital depending on the credit quality of the Group or Connection. In fiscal 2023, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable for ICICI Bank UK PLC, a bank shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the bank’s Tier 1 capital or GBP 130 million, whichever the higher. ICICI Bank UK PLC has a total capital base of US$ 372 million at year-end fiscal 2023 which was higher than the regulatory requirement. Additionally, ICICI Bank UK PLC stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, counterparty and large exposures.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2021
	Cost at year-end fiscal 2021		Additions/transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2021
	(in millions)
Premises	Rs.	94,290	Rs.	1,891(1)	Rs.	(399)	Rs.	(21,855)	Rs	73,927	US$	899
Other fixed assets (including furniture and fixtures)		85,815		15,087		(3,764)		(66,259)		30,878		376
Assets given on lease		17,054		681		—		(14,448)		3,287		40
Total	Rs.	197,159	Rs.	17,659	Rs.	(4,163)	Rs.	(102,562)	Rs.	108,093	US$	1,315

(1)       Includes gain on revaluation recorded through reserve of Rs. 500 million.

	Fiscal 2022
	(in millions)
	Cost at year-end fiscal 2022		Additions/transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2022
	(in millions)
Premises	Rs.	95,782	Rs.	3,335(1)	Rs.	(4,771)	Rs.	(23,514)	Rs.	70,832	US$	862
Other fixed assets (including furniture and fixtures)		97,137		15,252		(13,605)		(66,817)		31,968		389
Assets given on lease		17,735		156		—		(14,636)		3,255		40
Total	Rs.	210,654	Rs.	18,743	Rs.	(18,376)	Rs.	(104,967)	Rs.	106,055	US$	1,290

 ______________

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,743 million.

	Fiscal 2023
	Cost at year-end fiscal 2023		Additions/ transfers/revaluations		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2023
	(in millions)
Premises	Rs.	94,346	Rs.	2,793(1)	Rs.	(2,799)	Rs.	(25,545)	Rs.	68,795	US$	837
Other fixed assets (including furniture and fixtures)		98,785		18,437		(6,220)		(73,174)		37,828		460
Assets given on lease		17,891		12		—		(14,836)		3,067		37
Total	Rs.	211,022	Rs.	21,242	Rs.	(9,019)	Rs.	(113,555)	Rs.	109,690	US$	1,334

(1)	Includes gain on revaluation recorded through reserve of Rs. 812 million.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2023 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2023, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, or co-operative societies. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 75 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent reckoned at entity level.

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

Fiscal 2023 compared with Fiscal 2022

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Retail Banking	Rs.	114,004	Rs.	175,337	US$	2,134	53.8%
Wholesale Banking		90,529		157,858		1,921	74.4
Treasury		96,745		140,372		1,709	45.1
Other Banking		6,271		10,014		122	59.7
Life Insurance		7,906		8,969		109	13.4
Others		43,500		42,024		511	(3.4)
Inter-Segment adjustments		(16,792)		(15,509)		(189)	(7.6)
Share of profit from associates(1)		7,544		9,983		121	32.3
Unallocated expenses		250		(56,500)		(687)	N/M
Profit before tax	Rs.	349,957	Rs.	472,548	US$	5,751	35.0%

N/M – Not meaningful

1.	Effective April 1, 2021, ICICI Lombard General Insurance Company Limited ceased be a subsidiary of the Bank and was accounted as an equity affiliate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements.

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Net interest income	Rs.	259,120	Rs.	317,100	US$	3,858	22.4%
Other income		104,298		121,877		1,483	16.9
Total income		363,418		438,977		5,341	20.8
Operating expenses		194,668		240,344		2,924	23.5
Profit before provisions		168,750		198,633		2,417	17.7
Provisions		54,746		23,296		283	(57.4)
Profit before tax	Rs.	114,004	Rs.	175,337	US$	2,134	53.8%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Advances	Rs.	4,704,559	Rs.	5,765,239	US$	70,145	22.5%
Deposits		7,616,264		8,587,318		104,481	12.7

The profit before tax of the retail banking segment increased by 53.8% from Rs. 114.0 billion in fiscal 2022 to Rs. 175.3 billion in fiscal 2023, primarily due to an increase in net interest income, non-interest income and a decrease in provisions, offset, in part, by an increase in operating expenses.

Net interest income increased by 22.4% from Rs. 259.1 billion in fiscal 2022 to Rs. 317.1 billion in fiscal 2023 primarily due to growth in the average loan portfolio and an increase in yield.

Other income increased by 16.9% from Rs. 104.3 billion in fiscal 2022 to Rs. 121.9 billion in fiscal 2023 primarily due to an increase in fees from credit card portfolio and lending linked fees.

Operating expenses increased by 23.5% from Rs. 194.7 billion in fiscal 2022 to Rs. 240.3 billion in fiscal 2023 primarily due to an increase in employee expenses, direct marketing agency expenses, advertisement and sales promotion expenses and technology related expenses.

Provisions (net of write-back) decreased from Rs. 54.7 billion in fiscal 2022 to Rs. 23.3 billion in fiscal 2023. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in lower provisioning requirement. During fiscal 2022, the provision for non-performing and other assets also included provision on loans restructured under ‘Resolution Framework for COVID-19-related Stress’ guidelines issued by the Reserve Bank of India. See also “Business – Risk management – Credit risk – Assessment of Retail Loans.”

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Net interest income	Rs.	126,158	Rs.	150,003	US$	1,825	18.9%
Other income		47,578		55,492		675	16.6
Total income		173,736		205,495		2,500	18.3
Operating expenses		55,357		67,489		821	21.9
Profit before provisions		118,379		138,006		1,679	16.6
Provisions		27,850		(19,852)		(242)	N/M
Profit before tax	Rs.	90,529	Rs.	157,858	US$	1,921	74.4%

N/M – Not meaningful

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Advances	Rs.	3,928,994	Rs.	4,146,135	US$	50,446	5.5%
Deposits		3,022,194		3,209,497		39,050	6.2

The profit before tax of the wholesale banking segment increased by 74.4% from Rs. 90.5 billion in fiscal 2022 to Rs. 157.9 billion in fiscal 2023 primarily due to an increase in net interest income, non-interest income and a decrease in provisions, offset, in part, by an increase in operating expenses.

Net interest income increased by 18.9% from Rs. 126.2 billion in fiscal 2022 to Rs. 150.0 billion in fiscal 2023 primarily due to a growth in average loan portfolio and increase in yield.

Other income increased by 16.6% from Rs. 47.6 billion in fiscal 2022 to Rs. 55.5 billion in fiscal 2023 primarily due to an increase in income from lending linked fees and income from foreign exchange and derivative transactions.

Operating expenses increased by 21.9% from Rs 55.4 billion in fiscal 2022 to Rs. 67.5 billion in fiscal 2023 primarily due to an increase in employee expenses and technology related expenses.

There was a write-back of provision of Rs. 19.9 billion in fiscal 2023 as compared to a provision of Rs. 27.9 billion in fiscal 2022. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, offset, in part, by an increase in provisioning rate for certain non-performing asset categories. See also “Operating and Financial Review and Prospects—Other Income—Provisions and contingencies (excluding provision for tax)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Net interest income	Rs.	84,890	Rs.	147,901	US$	1,800	74.2%
Other income		38,177		26,516		323	(30.5)
Total income		123,067		174,417		2,123	41.7
Operating expenses		15,370		17,905		218	16.5
Profit before provisions		107,697		156,512		1,905	45.3
Share of profit from associates		7,544		9,983		121	—
Provisions		3,408		6,157		75	80.7
Profit before tax	Rs.	96,745	Rs.	140,372	US$	1,709	45.1%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Investments	Rs.	3,140,040	Rs.	3,667,972	US$	44,628	16.8%
Borrowings		1,072,314		1,193,255		14,518	11.3

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment increased by 45.1% from Rs. 96.7 billion in fiscal 2022 to Rs. 140.4 billion in fiscal 2023 primarily due to an increase in net interest income, offset, in part, by a decrease in non-interest income and an increase in provisions and operating expenses.

Net interest income increased by 74.2% from Rs. 84.9 billion in fiscal 2022 to Rs. 147.9 billion in fiscal 2023 primarily due to an increase in average investment portfolio and increase in yields.

Other income decreased by 30.5% from Rs. 38.2 billion in fiscal 2022 to Rs. 26.5 billion in fiscal 2023. The dividend from subsidiaries/joint ventures was Rs. 17.8 billion in fiscal 2023 as compared to Rs. 18.3 billion in fiscal 2022. There was a realised/unrealised loss of Rs. 0.5 billion from treasury portfolio in fiscal 2023 as compared to a realised/unrealised gain of Rs. 9.0 billion in fiscal 2022.

Operating expenses increased by 16.5% from Rs. 15.4 billion in fiscal 2022 to Rs. 17.9 billion in fiscal 2023 primarily due to an increase in premium paid towards purchase of priority sector lending certificates.

Provisions on investments increased from Rs. 3.4 billion in fiscal 2022 to Rs. 6.2 billion in fiscal 2023 primarily due to provision on debentures, equity shares and security receipts.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Net interest income	Rs.	10,316	Rs.	15,793	US$	192	53.1%
Other income		3,418		4,240		52	24.0
Total income		13,734		20,033		244	45.9
Operating expenses		7,245		8,899		108	22.8
Profit before provisions		6,489		11,134		136	71.6
Provisions		218		1,120		14	—
Profit before tax	Rs.	6,271	Rs.	10,014	US$	122	59.7%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Advances	Rs.	553,824	Rs.	681,405	US$	8,291	23.0%
Investments		75,292		86,751		1,055	15.2
Deposits		296,919		337,012		4,100	13.5
Borrowings	Rs.	174,350	Rs.	150,749	US$	1,834	(13.5)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of the other banking segment increased by 59.7% from Rs. 6.3 billion in fiscal 2022 to Rs. 10.0 billion in fiscal 2023 primarily due to an increase in net interest income and other income, offset, in part, by an increase in operating expenses and provisions.

Net interest income increased by 53.1% from Rs. 10.3 billion in fiscal 2022 to Rs. 15.8 billion in fiscal 2023. Net interest income of ICICI Bank Canada increased from Rs. 2.8 billion in fiscal 2022 to Rs. 5.3 billion in fiscal 2023 primarily due to higher interest income on trade finance, commercial loans and residential mortgages on account of increase in benchmark interest rates and lower interest expense on term deposits. Net interest income of ICICI Bank UK PLC increased from Rs. 3.0 billion in fiscal 2022 to Rs. 4.2 billion in fiscal 2023 primarily due to an increase in yield on interest earning assets, offset, in part, by an increase in interest expenses due to higher benchmark interest rates. Net interest income of the Bank’s other banking business increased from Rs. 4.5 billion in fiscal 2022 to Rs. 6.3 billion in fiscal 2023.

Other income increased by 24.0% from Rs. 3.4 billion in fiscal 2022 to Rs. 4.2 billion in fiscal 2023, primarily due to an increase in other income of other banking segment of the Bank. Other income of other banking segment of the Bank increased from Rs. 0.8 billion in fiscal 2022 to Rs. 2.1 billion in fiscal 2023. Other income of ICICI Bank Canada increased from Rs. 1.5 billion in fiscal 2022 to Rs. 1.6 billion in fiscal 2023. Other income of ICICI Bank UK PLC decreased from Rs. 1.0 billion in fiscal 2022 to Rs. 0.6 billion in fiscal 2023.

Operating expenses increased by 22.8% from Rs. 7.2 billion in fiscal 2022 to Rs. 8.9 billion in fiscal 2023 primarily due to an increase in operating expenses of the Bank. Operating expenses of other banking segment of the Bank increased from Rs. 1.9 billion in fiscal 2022 to Rs. 3.0 billion in fiscal 2023. Operating expenses of ICICI Bank Canada increased from Rs. 2.3 billion in fiscal 2022 to Rs. 2.9 billion in fiscal 2023. Operating expenses of ICICI Bank UK PLC increased from Rs. 2.9 billion in fiscal 2022 to Rs. 3.0 billion in fiscal 2023.

Provisions increased from Rs. 0.2 billion in fiscal 2022 to Rs. 1.1 billion in fiscal 2023. The increase in provision was primarily due to increase in provision by ICICI Bank Canada. Provisions of our other banking segment of the Bank increased from Rs. 281 million in fiscal 2022 to Rs. 555 million in fiscal 2023. ICICI Bank Canada made a provision of Rs. 147 million in fiscal 2023 as compared to a write-back of Rs. 345 million is fiscal 2022. Provisions of our subsidiary in the UK increased from Rs. 231 million in fiscal 2022 to Rs. 513 million in fiscal 2023.

The impact on the economy due to global developments, including inflation trajectory and on-going rate hike cycle by the regulators of developed countries, trade-related disputes and geo-political conflicts, including the conflict between Russia and Ukraine, may impact economic conditions in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. Further, the Group is targeting reduction in the non-India linked corporate loan portfolio of ICICI Bank, ICICI Bank UK PLC and ICICI Bank Canada.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Premium earned	Rs.	374,580	Rs.	399,328	US$	4,859	6.6%
Premium on re-insurance ceded and accepted		(11,367)		(13,732)		(167)	20.8
Net premium earned		363,213		385,596		4,692	6.2
Other income		28,453		27,698		337	(2.7)
Investment income		60,227		64,544		785	7.2
Total income		451,893		477,838		5,814	5.7
Commission paid		16,729		18,639		227	11.4
Claims/benefits paid		59,038		53,427		650	(9.5)
Operating expenses		39,294		48,683		592	23.9
Total expenses		115,061		120,749		1,469	4.9
Transfer to linked funds		193,959		179,008		2,178	(7.7)
Provisions for policy holder liabilities (non-linked)		134,967		169,112		2,058	25.3
Profit before tax	Rs.	7,906	Rs.	8,969	US$	109	13.5%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Investments	Rs.	828,880	Rs.	986,010	US$	11,997	19.0%
Assets held to cover linked liabilities		1,508,663		1,440,581		17,527	(4.5)
Liabilities on life policies	Rs.	2,288,272	Rs.	2,388,674	US$	29,063	4.4%

The profit before tax of ICICI Prudential Life Insurance Company increased by 13.5% from Rs. 7.9 billion in fiscal 2022 to Rs. 9.0 billion in fiscal 2023 primarily due to an increase in premium earned and a decrease in claims incurred.

The total premium income of ICICI Prudential Life Insurance Company increased by 6.6% from Rs. 374.6 billion in fiscal 2022 to Rs. 399.3 billion in fiscal 2023 primarily due to an increase in retail renewal premium and group premium. Retail renewal premium increased by 4.4% from Rs. 214.4 billion in fiscal 2022 to Rs. 223.8 billion in fiscal 2023. Group premium increased by 28.1% from Rs. 67.3 billion in fiscal 2022 to Rs. 86.2 billion in fiscal 2023.

Other income of ICICI Prudential Life Insurance Company decreased by 2.7% from Rs. 28.5 billion in fiscal 2022 to Rs. 27.7 billion fiscal 2023.

Investment income of ICICI Prudential Life Insurance Company increased by 7.2% from Rs. 60.2 billion in fiscal 2022 to Rs. 64.5 billion in fiscal 2023 primarily due to an increase in interest income, offset, in part, by a decrease in profit on sale of investment.

Commission expenses of ICICI Prudential Life Insurance Company increased by 11.4% from Rs. 16.7 billion in fiscal 2022 to Rs. 18.6 billion in fiscal 2023 primarily due to an increase in new business commission and renewal commission.

Claims and benefit payouts of ICICI Prudential Life Insurance Company decreased by 9.5% from Rs. 59.0 billion in fiscal 2022 to Rs. 53.4 billion in fiscal 2023 primarily due to a decrease in death claims (net of reinsurance), offset, in part, by an increase in surrenders.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company decreased by 7.7% from Rs. 194.0 billion in fiscal 2022 to Rs. 179.0 billion in fiscal 2023 primarily due to a decrease in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities increased from Rs. 135.0 billion in fiscal 2022 to Rs. 169.1 billion in fiscal 2023.

Employee expenses increased from Rs. 12.0 billion in fiscal 2022 to Rs. 14.5 billion in fiscal 2023. Other operating expenses increased from Rs. 27.3 billion in fiscal 2022 to Rs. 34.2 billion in fiscal 2023 primarily due to increases in advertisement and publicity expenses.

Others

The “Others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2022		2023		2023		2023/2022 % change
	(in millions, except percentages)
Net interest income	Rs.	14,709	Rs.	15,281	US$	186	3.9%
Other income		56,930		57,004		694	0.1
Total income		71,639		72,285		880	0.9
Operating expenses		25,823		29,630		361	14.7
Operating profit before provisions and tax		45,816		42,655		519	(6.9)
Provision and contingencies		2,316		631		8	(72.8)
Profit before tax	Rs.	43,500	Rs.	42,024	US$	511	(3.4)%

The profit before tax of the “Others” segment decreased by 3.4% from Rs. 43.5 billion in fiscal 2022 to Rs. 42.0 billion in fiscal 2023 primarily due to a decrease in profit before tax of ICICI Securities Limited and ICICI Securities Primary Dealership Limited, offset, in part, by an increase in profit before tax of ICICI Home Finance Company Limited and ICICI Prudential Asset Management Company Limited.

Net interest income increased by 3.9% from Rs. 14.7 billion in fiscal 2022 to Rs. 15.3 billion in fiscal 2023 primarily due to an increase in net interest income of our securities broking subsidiary and housing finance subsidiary, offset, in part, by a decrease in net interest income of our primary dealership subsidiary.

Other income increased marginally from Rs. 56.9 billion in fiscal 2022 to Rs. 57.0 billion in fiscal 2023.

Operating expenses increased by 14.7% from Rs. 25.8 billion in fiscal 2022 to Rs. 29.6 billion in fiscal 2023 primarily due to an increase in other operating expenses of our housing finance subsidiary and asset management subsidiary.

The profit before tax of ICICI Securities Limited decreased from Rs. 18.7 billion in fiscal 2022 to Rs. 15.2 billion in fiscal 2023 primarily due to a decrease in fee income.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 19.1 billion in fiscal 2022 to Rs. 20.1 billion in fiscal 2023 primarily due to an increase in income from fund operations, offset, in part, by an increase in staff cost and other administrative expenses. Income from fund operations increased primarily due to an increase in management fees from equity and hybrid schemes.

The profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 4.4 billion in fiscal 2022 to Rs. 1.7 billion in fiscal 2023 primarily due to a decrease in net interest income and trading income.

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 1.2 billion in fiscal 2022 to Rs. 4.9 billion in fiscal 2023 primarily due to an increase in net interest income and fee income and decrease in provision, offset, in part, by an increase in operating expenses.

The profit before tax of ICICI Venture increased from Rs. 16 million in fiscal 2022 to Rs. 79 million in fiscal 2023 primarily due to an increase in fee income and investment income, offset, in part, by increase in staff cost.

Unallocated Expenses

During fiscal 2023, the Bank on a prudent basis made an additional contingency provision of Rs. 56.5 billion, to further strengthen the balance sheet as compared to a write-back of Rs. 0.3 billion in fiscal 2022. The contingency provision was not allocated to any segment and included in unallocated.

For a discussion of our results in fiscal 2023 compared to fiscal 2022 and certain comparative numbers in fiscal 2022, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2022 filed with the U.S Securities and Exchange Commission on July 29, 2022.

Reconciliation of Net Profit (after minority interest) between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2023, fiscal 2022 and fiscal 2021 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank under U.S. GAAP decreased from Rs. 511.8 billion in fiscal 2022 to Rs. 250.0 billion in fiscal 2023, while consolidated profit after tax attributable to the shareholders of ICICI Bank under Indian GAAP increased from Rs. 251.1 billion in fiscal 2022 to Rs. 340.4 billion in fiscal 2023. The decrease in the consolidated net income attributable to the shareholders of ICICI Bank under U.S. GAAP was primarily due to gain amounting to Rs. 255.0 billion recognized on deconsolidation in fiscal 2022, and impairment allowance amounting to Rs. 122.0 billion recognized in fiscal 2023, on our general insurance affiliate.

The merger of ICICI Lombard General Insurance Company Limited and general insurance business of Bharti AXA General Insurance Company Limited was approved by the Insurance Regulatory and Development Authority of India with effect from September 8, 2021. Under U.S. GAAP, the Bank has accounted its investment in ICICI Lombard General Insurance Company Limited as an affiliate with effect from September 8, 2021. Under U.S. GAAP, the retained interest in ICICI Lombard General Insurance Company Limited was fair valued on the date of loss of control based on the closing quoted price of the common stock of ICICI Lombard General Insurance Company Limited in the stock exchange. This resulted in a gain of Rs. 255.0 billion on deconsolidation under U.S. GAAP in fiscal 2022. Under Indian GAAP, the retained interest in ICICI Lombard General Insurance Company Limited was accounted at carrying value. During fiscal 2023, considering the significant and continuous decline in market price of equity shares of ICICI Lombard General Insurance Company Limited, the Bank has recognized an impairment loss of Rs. 122.0 billion and recorded the carrying value of its investment in ICICI Lombard General Insurance Company Limited at the closing quoted price of the common stock on the stock exchange.

The difference in accounting for the allowances of credit losses resulted in a higher net income by Rs. 15.6 billion in fiscal 2023 (fiscal 2022: Rs. 22.9 billion) under U.S. GAAP as compared to Indian GAAP. This was primarily due to differences in the methodology of computing credit loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances.

Further, during fiscal 2023, the Bank increased the provisioning rates on certain loans on a conservative basis under Indian GAAP. This also resulted in higher provision under Indian GAAP as compared to U.S. GAAP in fiscal 2023.

Under Indian GAAP, the Bank, on prudent basis, held contingency provisions amounting to Rs. 131.0 billion at March 31, 2023 to strengthen the balance sheet.

The geopolitical factors and the uncertain consequences, macroeconomic environment including the outlook on growth across the world and India may have an impact on the results of the Bank and the Group. The Group makes adjustments to appropriately address these economic circumstances over and above the model output under U.S. GAAP by increasing the probability of default estimates based on management judgement. Accordingly, the Bank made management overlay on loan exposures under U.S. GAAP at March 31, 2023.

The allowance for credit loss on loans and other financial assets under amortized cost was lower by Rs. 38.8 billion at March 31, 2023 (March 31, 2022: Rs. 23.3 billion) under U.S. GAAP as compared to Indian GAAP. Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank has opted for fair value accounting for such loans and guarantees through income statement under U.S. GAAP. Accordingly, the impact of accounting on these loans is accounted in "Allowance for loan losses" for Indian GAAP and in the line item “Valuation of debt and equity securities” for U.S. GAAP. The Bank held fair value loss of Rs. 12.2 billion at March 31, 2023 under U.S. GAAP in the line item under “Valuation of debt and equity securities” on such loans.

See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 0.1 billion in fiscal 2023 as compared to higher income of Rs. 10.9 billion in fiscal 2022 under U.S. GAAP, as compared to Indian GAAP.

Under Indian GAAP unrealized losses on held-for-trading and available-for-sale securities are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on debt securities identified as credit loss which are recognized in profit and loss account. The impact of difference in mark-to-market accounting for investment securities between U.S. GAAP and Indian GAAP resulted in a higher net income by Rs. 7.9 billion under U.S. GAAP in fiscal 2023 (fiscal 2022: Rs. 9.3 billion). The impairment allowance on the debt investments under U.S. GAAP resulted in lower net income by Rs. 2.3 billion in fiscal 2023 (fiscal 2022: Rs. 2.1 billion). Further, there was a negative impact of other adjustments of Rs. 4.5 billion in fiscal 2023 as compared to negative impact of Rs. 1.6 billion on net income in fiscal 2022 under U.S. GAAP. These primarily include difference due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available-for-sale debt securities include all securities classified as ‘held-to-maturity’ under Indian GAAP. The First-In-First-Out method of accounting is applied on aggregate ‘available-for-sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront under Indian GAAP but are amortized under U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 6.5 billion in fiscal 2023 (fiscal 2022: higher by Rs. 3.9 billion) under U.S. GAAP as compared to Indian GAAP. Retirement benefit cost was lower by Rs. 1.2 billion in fiscal 2023 (fiscal 2022: higher by Rs. 2.0 billion) under U.S. GAAP as compared to Indian GAAP. While under Indian GAAP, actuarial gain or loss is recognized in the profit and loss account, under U.S. GAAP, the actuarial gain/loss is recognized through other comprehensive income and thereafter amortized through the income statement. During fiscal 2023, there was lower amortization of actuarial loss from other comprehensive income under U.S. GAAP as compared to actuarial loss recognized in other comprehensive income, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2023 as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

The difference in accounting for consolidation resulted in negative impact on net income by Rs. 123.5 billion in fiscal 2023 as compared to positive impact on net income by Rs. 248.3 billion in fiscal 2022 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to impairment allowance amounting to Rs. 122.0 billion recognized in fiscal 2023, and gain amounting to Rs. 255.0 billion recognized on deconsolidation in fiscal 2022, on our general insurance affiliate under U.S. GAAP. In fiscal 2023, our life insurance affiliate made a net income of Rs. 11.4 billion (fiscal 2022: net loss: Rs. 1.8 billion) under U.S. GAAP as compared to net profit of Rs. 8.1 billion (fiscal 2022: Rs. 7.5 billion) under Indian GAAP. The higher net income was primarily on account of lower policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost and lower marked-to-market loss on trading portfolio and equity securities. See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Deferred tax expenses were lower by Rs. 10.9 billion in fiscal 2023 (fiscal 2022: higher by Rs. 21.7 billion) under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2023, there was reduction in deferred tax assets by Rs. 2.1 billion under US GAAP as compared to increase in deferred tax assets by Rs. 9.3 billion in fiscal 2022.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on the Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. In fiscal 2023, deferred tax expenses were lower by Rs. 6.6 billion (fiscal 2022: Rs. 3.7 billion) under U.S. GAAP as compared to Indian GAAP.

Further, there was a difference due to the positive tax impact of Rs. 8.6 billion in fiscal 2023 on U.S. GAAP adjustments over Indian GAAP as compared to the negative tax impact of Rs. 36.9 billion in fiscal 2022. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

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

Research and Development

We focus on strengthening our technological capabilities, with key priorities being technology platforms, embedded banking, cloud adoption and real time data analytics.

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

ICICI Bank Limited

Revenue recognition

Interest income is recognized in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognized upon realization as per the income recognition and asset classification norms of the Reserve Bank of India. Income on discounted instruments is recognized over the tenure of the instrument on a constant yield basis. Dividend income is accounted on accrual basis when the right to receive the dividend is established. Commission received on guarantees and letters of credit and annual/renewal fee on credit cards, debit cards and prepaid cards are amortized over the contractual period of the fees. Fees paid/received for priority sector lending certificates is amortized on straight-line basis over the period of the certificate. All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

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

The Bank computes the market value of its securities, under the available-for-sale and held-for-trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans is aggregated for each category. Net appreciation in each category under each investment classification, if any, is ignored, as it is unrealized while net depreciation is provided. Depreciation on securities acquired by way of conversion of outstanding loan is fully provided. Non performing investments are identified based on the Reserve Bank of India guidelines.

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

The units of Venture Capital Funds are valued at the net asset value declared by the Venture Capital Fund. If the latest balance sheet is not available continuously for more than 18 months, the units of Venture Capital Fund are valued at Rs. 1, in accordance with the Reserve Bank of India guidelines.

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

Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India.

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

Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provision on certain performing loans as per the direction of the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are fully provided. For impaired loans held in overseas branches, which are performing as per Reserve Bank of India guidelines, provisions are made as per the host country regulations. For loans held in overseas branches, which are non-performing loans as per the Reserve Bank of India guidelines and as per host country regulations, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per Reserve Bank of India guidelines. The Bank held specific provisions for non-performing retail loans that are higher than the minimum regulatory requirements.

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

The Bank, on prudent basis, has made contingency provision on loan portfolio, including borrowers who had taken moratorium at any time during fiscal 2021 under the extant Reserve Bank of India guidelines related to COVID-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

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

Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation and for unit-linked policies are accounted when the associated units are cancelled. Reinsurance claims are accounted for in the period in which the claim is intimated.

Income from unit-linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the unit-linked funds in accordance with terms and conditions of policies issued and are recognized when due.

Acquisition costs are costs that vary with and are primarily related to acquisition of insurance contracts. It consists of costs like commission, stamp duty, policy issuance, employee cost and other related costs pertaining to the acquisition of insurance contracts. These costs are expensed in the period in which they are incurred.

The actuarial liabilities, for all in-force policies and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance notes and Actuarial Practice Standards of the Institute of Actuaries of India. The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the net asset value prevailing at the valuation date.

The actuarial liability in respect of both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expenses and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation including allowances for possible adverse deviations.

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

Borrowing costs are charged to the Profit and Loss Account in the period in which these are incurred.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 111.8 billion at year-end fiscal 2023. Out of the total Level 3 investments, investments amounting to Rs. 108.9 billion were India-linked and investments amounting to Rs. 2.9 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 98.7 billion, corporate bonds of Rs. 2.1 billion, equity shares of Rs. 7.9 billion and other securities of Rs. 0.2 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 2.8 billion and equity shares of Rs. 0.1 billion at year-end fiscal 2023.

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

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 2.1 billion were valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

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

The effective date of ASU No. 2018-12 was deferred for all insurance entities by Accounting Standard Update No. 2019-09, Finance Services—Insurance: Effective Date and by Accounting Standard Update No. 2020-11, Financial Services—Insurance: Effective Date and Early Application. The Accounting Standard Update will be applicable to the Group from fiscal 2024.

Troubled debt restructurings and vintage disclosures

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures which eliminates the accounting guidance for the Troubled debt restructurings carried out by creditors, while enhancing the disclosure requirements for certain loan refinancings and restructurings undertaken by the creditors when a borrower is experiencing financial difficulty. Further, this update requires entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost.

This update would be applicable from fiscal year beginning after December 15, 2022. Accordingly, for this Accounting Standard Update will be applicable to the Group from fiscal 2024 and this amendment is not likely to have any material impact on the transition date.

Convergence of Indian Accounting Standards with International Financial Reporting Standards

In 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (Ind AS), converged with International Financial Reporting Standards, for scheduled commercial banks, insurance companies and non-banking financial companies. However, currently the implementation of Ind AS for banks and insurance companies has been deferred until further notice pending the consideration of some recommended legislative amendments by the Government of India. We are in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be regulatory guidelines and clarifications in some critical areas of Ind AS application, which we will need to suitably incorporate in our implementation project as and when those are issued.

Financial statements prepared under Ind AS may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, amortization of premium or discount on purchase of financial assets, consolidation accounting and deferred taxes.

Separately, during fiscal 2022, Reserve Bank of India, issued a discussion paper on “Review of prudential norms on classification, valuation and operations of investment portfolio of commercial banks”, which is broadly based on the principles of the International Financial Reporting Standard 9. Further, during fiscal 2023, Reserve Bank of India, through its discussion paper on “Introduction of Expected Credit Loss framework for provisioning by banks” has proposed to adopt an expected credit loss framework based on the approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, and amortization of premium or discount on purchase of financial assets.

MANAGEMENT

Directors and Executive Officers

Our Board of Directors is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 15 directors, excluding the Government Director and the Debenture Director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 2013 change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by shareholders in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act, 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accountancy, agriculture and rural economy, co-operation, economics, finance, law, small scale industry, information technology, payment and settlement systems, human resources, risk management and business management. All our directors possess special knowledge in more than one area specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the Government Director and the Debenture Director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, which were also placed before the Board at its meeting held on April 22, 2023. The Companies Act, 2013 excludes the Government Director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India to be considered while appointing persons as directors of banking companies. Our directors (other than the Government Director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from all the existing directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria and can continue on the Board. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the Debenture Director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a Debenture Director on our Board of Directors.

Of our 11 directors as at June 30, 2023, three directors are in our whole-time employment (one Managing Director & CEO, and two Executive Directors) and the remaining eight directors are independent directors. The eight independent directors include retired public servants, corporate executives, advisors and chartered accountants. Of the eight independent directors, three have specialized knowledge in respect of agriculture and rural economy and three in small scale industry.

The Companies Act provides that an independent director shall not hold office for more than two consecutive terms of up to five years each provided that the director is re-appointed by passing a special resolution on completion of the first term. In line with the Reserve Bank of India guidelines, the total tenure of non-executive director, continuously or otherwise, on the board of a bank, shall not exceed eight years. After completing eight years on the board of a bank the person, may be considered for re-appointment only after a minimum gap of three years. The Companies Act provides that in respect of banking companies, the provisions of the Companies Act shall apply except in so far as they are inconsistent with the provisions of the Banking Regulation Act.

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

Mr. Girish Chandra Chaturvedi was appointed as an independent director from July 1, 2018 to June 30, 2021. Subsequently, he was appointed as non-executive (part-time) Chairman effective July 17, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was re-appointed for the second term as an independent director and as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021 to June 30, 2024.

Mr. Sandeep Bakhshi was appointed as a wholetime director and Chief Operating Officer (Designate) by the Board of Directors at its meeting held on June 18, 2018. The Reserve Bank of India and shareholders approved his appointment as a wholetime director effective from July 31, 2018. The Board of Directors at its meeting held on October 4, 2018 approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer for a period of five years, subject to the approval of Reserve Bank of India and shareholders. The Reserve Bank of India on October 15, 2018 initially approved his appointment as Managing Director and Chief Executive Officer for a period of three years effective from October 15, 2018 and subsequently on August 24, 2021 approved his re-appointment from October 15, 2021 till October 3, 2023. The shareholders at the annual general meeting held on August 9, 2019 have approved the appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer of the Bank for a period effective from October 15, 2018 to October 3, 2023. The Board of Directors of the Bank at its meeting held on October 22, 2022 approved the re-appointment of Mr. Sandeep Bakhshi as Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to approval of the Reserve Bank of India and shareholders of the Bank. The approval of Reserve Bank of India is awaited while the approval of the shareholders would be sought at the Annual General Meeting scheduled on August 30, 2023.

Mr. Anup Bagchi who was appointed as an Executive Director on the Board of the Bank from February 1, 2017, resigned from the Board with effect from the close of the business hours on April 30, 2023.

Mr. Sandeep Batra was appointed as a wholetime director (designated as an Executive Director) by the Board of Directors at its meeting held on May 6, 2019 for a period of five years effective from May 7, 2019 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a wholetime director (designated as an Executive Director) for a period of five years effective from May 7, 2019 or the date of approval from the Reserve Bank of India, whichever is later. In line with a Reserve Bank of India letter dated October 30, 2019, the Board of Directors at its meeting held on September 16, 2020 approved the filing of a fresh application to the Reserve Bank of India for the purpose of approval of appointment of Mr. Sandeep Batra as a wholetime director (designated as Executive Director) of the Bank, for a period of five years or date of retirement, whichever is earlier, effective from September 17, 2020 or the date of approval of appointment by Reserve Bank of India, whichever is later. The Reserve Bank of India has approved the appointment of Mr. Sandeep Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors through a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Sandeep Batra as a wholetime director (designated as an Executive Director) of the Bank. The Board of Directors of the Bank at its meeting held on May 28, 2023 approved the re-appointment of Mr. Sandeep Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2023 to December 22, 2025, subject to the approval of Reserve Bank of India. This renewed term of two years is within the five years term as previously approved by the shareholders.

The Board of Directors at its meeting held on April 23, 2022 approved the appointment of Mr. Rakesh Jha as an additional director and wholetime director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The shareholders at the Annual General Meeting held on August 30, 2022 approved the appointment of Mr. Rakesh Jha as a Director and Wholetime Director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval of his appointment by the Reserve Bank of India, whichever is later. The Reserve Bank of India vide its letter dated September 2, 2022 has communicated its approval for the appointment of Mr. Rakesh Jha as an Executive Director of the Bank for a period of three years from the date of its approval i.e. September 2, 2022.

The Board of Directors of the Bank at its meeting held on June 28, 2022 and the shareholders at the Annual General Meeting held on August 30, 2022 approved the re-appointment of the following Directors:

•	Ms. Neelam Dhawan as an independent director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026;

•	Mr. Uday Chitale as an independent director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024;

•	Mr. Radhakrishnan Nair as an independent director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026.

The Board of Directors of the Bank at its meeting held on May 28, 2023 approved the re-appointment of the following independent directors, subject to the approval of the shareholders:

•	Mr. Hari Mundra as an independent director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024;

•	Mr. B. Sriram as an independent director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027;

•	Mr. S. Madhavan as an independent director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027.

Our Board had the following members at June 30, 2023:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2023
Mr. Girish Chandra Chaturvedi Non-Executive Independent Director Profession: Advisor	70	July 1, 2018 (appointed as part-time Chairman effective July 17, 2018)	Chairperson National Stock Exchange of India Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2023
Mr. Uday Chitale Non-Executive Independent Director Profession: Advisor	73	January 17, 2018	Director ICICI Lombard General Insurance Company Limited Indian Council for Dispute Resolution

Ms. Neelam Dhawan Non-Executive Independent Director Profession: Advisor	63	January 12, 2018	Chairperson Capillary Technologies India Limited Director Yatra Online Limited Yatra Online Inc Capita PLC Fractal Analytics Private Limited Nudge Lifeskills Foundation

Mr. Subramanian Madhavan Non-Executive Independent Director Profession: Advisor	66	April 14, 2019

Director

Transport Corporation of India Limited

HCL Technologies Limited

Procter & Gamble Health Limited

CBIX Technology Solutions Private Limited

Shopkhoj Content Private Limited

Lifestyle International Private Limited

Sterlite Technologies Limited

Mr. Hari L. Mundra Non-Executive Independent Director Profession: Advisor	73	October 26, 2018	Director Tata Autocomp Systems Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2023
Mr. Radhakrishnan Nair Non-Executive Independent Director Profession: Advisor	68	May 2, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Securities Primary Dealership Limited

ICICI Prudential Life Insurance Company Limited

Geojit Financial Services Limited

Geojit Credits Private Limited

Brickwork Ratings India Private Limited

Inditrade Capital Limited

Independent Member

Kerala Infrastructure Investment Fund Board

Mr. Balasubramanyam Sriram Non-Executive Independent Director Profession: Advisor	64	January 14, 2019

Director

TVS Credit Services Limited

Nippon Life India Asset Management Limited

IndiaIdeas Com Limited

TVS Supply Chain Solutions Limited

TVS SCS Singapore Pte Limited

National Bank for Financing Infrastructure and Development (NaBFID)

TVS Motor Company Limited

Dreamplug Technologies Private Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2023
Ms. Vibha Paul Rishi Non-Executive Independent Director Profession: Company Director	63	January 23, 2022

Director

Tata Chemicals Limited

Asian Paints Limited

ICICI Prudential Life Insurance Company Limited

Pratham Education Foundation

Tata Chemicals North America Inc., USA

TCE Group Limited, UK

Valley Holdings Inc., USA

Gusiute Holdings (UK) Limited, UK

Piramal Pharma Limited

Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	63	October 15, 2018	None

Mr. Sandeep Batra Executive Director Profession: Company Executive	57	December 23, 2020

Chairperson

ICICI Venture Funds Management Company Limited

ICICI Prudential Asset Management Company Limited

Director

ICICI Prudential Life Insurance Company Limited

ICICI Lombard General Insurance Company Limited

Mr. Rakesh Jha Executive Director Profession: Company Executive	51	September 2, 2022

Director

ICICI Venture Funds Management Company Limited

ICICI Lombard General Insurance Company Limited

ICICI Securities Limited

ICICI Home Finance Company Limited

Mastercard Asia/ Pacific Pte. Ltd (Director – Mastercard Asia Pacific Advisory Board)

Our executive officers as at March 31, 2023, who received executive remuneration in fiscal 2023, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2023 (in Rupees) (1)	Bonus Paid in Fiscal 2023 (in Rupees) (2)	Stock Options Granted during Fiscal 2022	Stock Options Granted during Fiscal 2023	Total Stock Options Granted through March 31, 2023	Total Stock Options Outstanding at March 31, 2023(3)	Shareholding at March 31, 2023(4)
Mr. Sandeep Bakhshi	63	Managing Director and CEO	40	74,369,260	21,350,000	394,850	317,800	9,695,100	6,459,400	275,000
Mr. Anup Bagchi	52	Executive Director	31	67,875,485	18,650,000	305,350	249,100	7,318,375	4,096,200	..
Mr. Sandeep Batra	57	Executive Director	35	66,696,291	18,650,000	305,350	249,100	4,894,500	3,695,500	148,000
Mr. Rakesh Jha(5)	51	Executive Director	27	52,701,843	13,908,217	305,350	249,100	6,073,825	4,101,250	65,000
Mr. Anindya Banerjee(6)	47	Group Chief Financial Officer	25	29,617,634	6,102,216	90,600	89,200	2,638,800	1,743,900	152,500

(1)	The remuneration for the Managing Director and Chief Executive Officer and Executive Directors for fiscal 2022 was approved by the Reserve Bank of India during fiscal 2023. Hence, remuneration for fiscal 2023 include arrear payments (wherever applicable) pertaining to fiscal 2022. The above includes salary, other benefits and ICICI Bank’s contribution to provident and gratuity funds paid for fiscal 2023.

(2)	Represents bonus amounts paid during fiscal 2023. It includes the non-deferred portion of the bonus pertaining to fiscal 2022 and the amount paid from the deferred portion of the bonus approved in earlier years. For the Managing Director and Chief Executive Officer and Executive Directors, the bonus is paid after approval of the Reserve Bank of India. The amount of bonus is proportionate to the period of employment in the Bank during fiscal 2023.

(3)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(4)	Executive officers and Directors (including non-executive directors) as a group held 0.01% of the Bank’s equity shares at March 31, 2023.

(5)	Mr. Rakesh Jha was appointed as Executive Director effective September 2, 2022. The above remuneration is his full year salary.

(6)	Mr. Anindya Banerjee was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. The above remuneration is his full year salary.

The profile of our non-executive directors as at June 30, 2023 was as follows:

Mr. Girish Chandra Chaturvedi has masters’ degrees in physics and social policy in developing countries from the University of Allahabad and the London School of Economics respectively. He joined the Indian Administrative Service in 1977, serving at various levels across a number of sectors, including banking, insurance, pension, health, family welfare and petroleum and natural gas. He also served as a government nominee director on the boards of several banks, insurance companies and financial institutions. He retired in 2013 as the secretary of the Ministry of Petroleum and Natural Gas. Currently, he is also the Chairman of the National Stock Exchange of India Limited.

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

Ms. Neelam Dhawan is an economics graduate from St Stephen’s College, Delhi University and has a master in business administration degree from the Faculty of Management Studies, Delhi University. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across Hindustan Computers Limited, IBM, Microsoft and Hewlett Packard Enterprise. She has been Managing Director and leader of the country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was in Hewlett Packard Enterprise that of as Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan.

Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has around 38 years of experience in accountancy, economics, finance, law, information technology, human resources, risk management, business management and banking.

Mr. Hari L. Mundra has a bachelor of arts degree and a post graduate degree in business management from the Indian Institute of Management, Ahmedabad. He began his career in 1971 in Hindustan Unilever Limited and was the youngest member of its board as the Vice President and Executive Director in charge of exports at the time he left in 1995. He subsequently held leadership positions in major Indian industrial conglomerates, in areas including pharmaceuticals and healthcare, and petrochemicals. He has 50 years of extensive industrial experience, both in India and Indonesia.

Mr. Radhakrishnan Nair holds degrees in science, securities laws, management and law. He has around 40 years of experience in banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank and also served as the Managing Director of Corporation Bank Securities Limited. He was Executive Director at Securities and Exchange Board of India from 2005 to 2010 and Member (Finance and Investment) in the Insurance Regulatory and Development Authority of India from 2010 to 2015. He has been a member of various committees of International Organization of Securities Commissions and the International Association of Insurance Supervisors.

Mr. Balasubramanyam Sriram is a Certificated Associate of the Indian Institute of Banking Finance (formerly known as The Indian Institute of Bankers) and holds diplomas in international law and diplomacy from the Indian Academy of International Law & Diplomacy and management from the All India Management Association. He has bachelors and masters degrees in science (physics) from St. Stephen’s College, Delhi University. Mr. Sriram worked with State Bank of India for about 37 years. Mr. Sriram was Managing Director of State Bank of Bikaner & Jaipur from 2013 to 2014, Managing Director of State Bank of India from 2014 to 2018 and Managing Director & Chief Executive Officer of IDBI Bank Limited from June-September 2018. He is a part time member of the Insolvency and Bankruptcy Board of India.

Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University and also has a masters in business administration with a specialisation in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and UK. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several reputed companies.

The profile of our executive officers as at June 30, 2023 was as follows:

Mr. Sandeep Bakhshi is an engineer and has a masters’ degree in business administration. Mr. Sandeep Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer (Designate) and was appointed as Managing Director and Chief Executive Officer of ICICI Bank Limited effective October 15, 2018.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is currently responsible for technology, credit, corporate communications, data science and analytics, finance, operations and customer service, legal, human resources and secretarial functions and has administrative oversight over risk management, internal audit and compliance functions. He also serves on the board of ICICI Prudential Life Insurance, ICICI Lombard General Insurance, ICICI Prudential Asset Management and ICICI Venture.

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role. He was appointed as an Executive Director on the Board of ICICI Bank with effect from September 2, 2022. He is responsible for the retail, small enterprises and corporate banking businesses of the Bank. He also serves on the board of ICICI Lombard General Insurance Company Limited, ICICI Securities Limited, ICICI Home Finance Company Limited and ICICI Venture.

Mr. Anindya Banerjee is a chartered accountant. He joined ICICI Group in 1998 and initially worked in the area of corporate banking before moving to planning and strategy function in the corporate office. He was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. His current responsibilities include financial reporting, planning and strategy and asset-liability management.

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

Securities and Exchange Board of India through its notification dated June 14, 2023 (published in e-gazette on June 15, 2023) issued Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) (Second Amendment) Regulations, 2023 amending the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. The amendments are effective from July 14, 2023, except few, which were effective from June 15, 2023. Through the same notification; Securities and Exchange Board of India has also amended Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 by prescribing the materiality thresholds for determination of materiality of events/ information for disclosure to the stock exchange(s).

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

Audit Committee

On the date of filing of this annual report, the Audit Committee comprises of three independent directors - Mr. Uday Chitale, Mr. Subramanian Madhavan and Mr. Radhakrishnan Nair. Mr. Uday Chitale is the Chairman of the Committee. Mr. Uday Chitale, Mr. Subramanian Madhavan and Mr. Radhakrishnan Nair qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion and analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Policy, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e. the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

On the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises of three independent directors - Ms. Neelam Dhawan, Mr. Girish Chandra Chaturvedi and Mr. Balasubramanyam Sriram. Ms. Neelam Dhawan is the Chairperson of the Committee.

The functions of the Committee include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the wholetime/independent directors and the Board and to extend or continue the term of appointment of independent directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme/Employee Stock Unit Scheme and decide on the grant of options/units to employees and wholetime directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

On the date of filing this annual report, the Corporate Social Responsibility Committee comprises of five directors - Mr. Girish Chandra Chaturvedi, Mr. Radhakrishnan Nair, Ms. Vibha Paul Rishi, Mr. Uday Chitale and Mr. Rakesh Jha. Mr. Girish Chandra Chaturvedi, an independent director and non-executive part-time Chairman of the Bank is the Chairman of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a corporate social responsibility policy indicating the activities to be undertaken by the Company and recommendation of the amount of the expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013 (the Act), for initiatives to be undertaken by the Bank, reviewing and recommending the annual corporate social responsibility plan to the Board with details of projects and schedule of implementation, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group, monitoring the corporate social responsibility activities, implementation and compliance with the corporate social responsibility policy, reviewing the submissions to be made to the Board with respect to implementation of the annual corporate social responsibility action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent corporate social responsibility amount, if any, in subsequent periods as prescribed in the Act and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

On the date of filing of this annual report, the Credit Committee comprises of four directors - Mr. Sandeep Bakhshi, Mr. Balasubramanyam Sriram, Mr. Hari L. Mundra and Mr. Rakesh Jha. Mr. Sandeep Bakhshi, Managing Director and CEO, is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

On the date of filing of this annual report, the Customer Service Committee comprises of four directors - Ms. Vibha Paul Rishi, Mr. Hari L. Mundra, Mr. Sandeep Bakhshi and Mr. Rakesh Jha. Ms. Vibha Paul Rishi, an independent director, is the Chairperson of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

On the date of filing of this annual report, the Fraud Monitoring Committee comprises of five directors - Mr. Radhakrishnan Nair, Mr. Subramanian Madhavan, Ms. Neelam Dhawan, Mr. Sandeep Bakhshi and Mr. Rakesh Jha. Mr. Radhakrishnan Nair, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to the top management of the Bank and Reserve Bank of India on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

Information Technology Strategy Committee

On the date of filing of this annual report, the Information Technology Strategy Committee comprises of four directors – Mr. Balasubramanyam Sriram, Ms. Neelam Dhawan, Mr. Sandeep Batra and Mr. Rakesh Jha. Mr. Balasubramanyam Sriram, an independent director, is the Chairman of the Committee.

The functions of the Committee are to approve the strategy for information technology and policy documents, ensure that the information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks, review contribution of information technology to business, oversee the activities of the Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical information technology systems performance, review of special information technology initiatives, review cyber risk, consider the Reserve Bank of India inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time.

Risk Committee

On the date of filing of this annual report, the Risk Committee comprises of four directors - Mr. Subramanian Madhavan, Mr. Girish Chandra Chaturvedi, Ms. Vibha Paul Rishi and Mr. Sandeep Batra. Mr. Subramanian Madhavan, an independent director, is the Chairman of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management framework, risk appetite for the Bank, stress testing framework, internal capital adequacy assessment process and framework for capital allocation; review of the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Committee also carries out Cyber Security risk assessment. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Committee. The Committee keeps the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Stakeholders Relationship Committee

On the date of filing of this annual report, the Stakeholders’ Relationship Committee comprises of three directors - Mr. Hari L. Mundra, Mr. Uday Chitale and Mr. Sandeep Batra. Mr. Hari L. Mundra, an independent director, is the Chairman of the Committee.

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

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers. All directors and members of the senior management have confirmed compliance with Group Code of Business Conduct and Ethics for fiscal 2023.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2022 and fiscal 2023 and the fees for other professional services billed in fiscal 2022 and fiscal 2023 are as follows:

	Year ended March 31,
	2022		2023		2023
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	177	Rs.	183	US$	2,227
Audit-related services		..		..		..
Opinion on non-statutory accounts		..		..		..
Others		9		9		110
Sub-total		186		192		2,337
Non-audit services
Tax compliance		1		1		12
Other services		3		..		..
Sub-total		4		1		12
Total	Rs.	190	Rs.	193	US$	2,349

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2023 and fees for other professional services billed in fiscal 2023. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 11 as at June 30, 2023) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act, 2013 as amended from time to time and Regulation 16 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. All independent directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed at the Board Meeting held on April 22, 2023. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, 2013, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

Independent directors are required to meet at least once in a financial year without the non-independent directors and members of the management. At such meetings, the independent directors are required to review the performance of the Chairman of the Board, non-independent directors, Board Committees, and the Board as a whole. The independent directors met on April 22, 2023 to carry out these reviews. Prior to this, the independent directors had met on April 23, 2022, separately to carry out similar reviews.

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the Board of Directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2023. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) at year-end fiscal 2023.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act). Our internal control over financial reporting system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by U.S Securities and Exchange Commission and applicable GAAP.

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

Management assessed the effectiveness of our internal control over financial reporting at year-end fiscal 2023 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2023. Effectiveness of our internal control over financial reporting at year-end fiscal 2023 has been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each of our non-executive directors, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with the limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for attending each meeting of the Board or a Board committee.

In line with the Reserve Bank of India guidelines, payment of fixed remuneration of Rs. 2,000,000 per annum was approved by shareholders for each non-executive Director of the Bank (other than part-time Chairman and the Government Nominee Director). The Reserve Bank of India has approved a remuneration of Rs. 3,500,000 per annum for the non-executive chairman. In addition, we reimburse our directors for travel and related expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board or a Committee thereof, may fix the salary and supplementary allowance payable to the wholetime directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance, annual performance bonus and employee stock options paid each year to our wholetime directors.

In addition to the basic salary and supplementary allowance, our executive directors are entitled to certain perquisites (evaluated as per Indian Income-Tax rules wherever applicable, and otherwise at actual cost to the Bank in other cases) including the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone or IT assets at residence or reimbursement of expenses in lieu thereof, payment of income tax on perquisites by Bank to the extent permissible under the Income Tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education and other benefits, staff home loans, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime directors of the Bank or the members of the Staff.

There are no service contracts with our wholetime directors providing for benefits upon termination of their employment.

The total compensation paid by the Bank to its directors and executive officers during fiscal 2023 was Rs. 370 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and whole-time directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2023 was Rs. 20 billion.

Employee Stock Option Scheme

ICICI Bank has an Employees Stock Option Scheme - 2000 (Scheme 2000) which was instituted in fiscal 2000 to enable the employees and Wholetime Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by the Board Governance, Remuneration & Nomination Committee and noted/approved by the Board as the case maybe. Pursuant to the Scheme 2000, as amended from time to time, up to 10.0% of the aggregate of issued equity shares of the Bank at the time of the grant of stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. At March 31, 2023, this 10.0% limit was equivalent to 698.28 million shares, of which the Bank has granted 612.29 million options under the Scheme 2000. Employees and Directors of the Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on each of first three anniversaries of the grant date respectively, except as follows:

•	For 275,000 options granted in April 2014, 50% vested on April 30, 2017 and the balance 50% vested on April 30, 2018.

•	For 34,362,900 options granted in September 2015, 50% vested on April 30, 2018 and the balance 50% vested on April 30, 2019.

•	For 300,000 options granted in January 2018, 100% vested at the end of four years from the date of grant.

•	For 188,000 options granted in May 2018, 50% vested on May 7, 2021 and the balance 50% vested on May 7, 2022.

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

Pursuant to the approval of shareholders in June 2017, the exercise period is such period not exceeding ten years from the date of vesting of options as may be determined by the Board of Governance, Remuneration & Nomination Committee for each grant. In September 2018, the shareholders approved the change in exercise period to not exceeding five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee for all future grants effective May 2018.

The following table sets forth certain information regarding the stock option grants made to employees under the Scheme 2000 at March 31, 2023. The Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options granted by the Bank at March 31, 2023.

Particulars	ICICI Bank
Options granted (net of lapsed)		612,293,716
Options vested		586,787,157
Options exercised		387,267,913
Options forfeited/lapsed		110,647,798
Amount realized by exercise of options	Rs.	52,052,123,872
Total number of options in force		225,025,803
Weighted average exercise price of options in force	Rs.	361.60

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an employees stock option scheme, which allows that the aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted to eligible employees, shall not exceed a figure equivalent to 3.54% of the number of shares issued at March 31, 2016. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Prudential Life Insurance Company had 23,942,115 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2023.

ICICI Lombard General Insurance Company has an employee stock option scheme, which allows up to 7.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Lombard General Insurance Company had 12,646,890 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2023.

ICICI Securities Limited has an employees stock option scheme, which allows up to 5.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Securities Limited had 4,146,544 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2023.

Employees Stock Unit Scheme

The Board of Directors of ICICI Bank Limited at its meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (Scheme 2022), which was subsequently approved by the members at the annual general meeting held on August 30, 2022.

The key objectives of the Scheme 2022 are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of Bank’s select unlisted wholly owned subsidiaries with the following key considerations:

i.	to enable employees’ participation in the business as an active stakeholder to usher in an ”Owner-Manager” culture and to act as a retention mechanism;

ii.	to enhance motivation of employees; and

iii.	to enable employees to participate in the long term growth and financial success of the Bank.

The Scheme 2022 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

Maximum of 100,000,000 Units, shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the Unit holder one fully paid-up equity share of face value of Rs. 2 of the Bank (as adjusted for any changes in capital structure of the Bank) against each Unit exercised and accordingly, up to 100,000,000 equity shares of face value of Rs. 2 each shall be allotted to all eligible employees taken together under the Scheme 2022.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e. Rs. 2 for each unit (as adjusted for any changes in capital structure of the Bank).

The Bank had not granted any units under employees stock unit scheme to its employees during fiscal 2023.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2023, outstanding loans to the Bank’s employees totaled Rs. 10.7 billion compared to Rs. 9.5 billion at year-end fiscal 2022. This amount included loans to certain executive directors amounting to Rs. 85.4 million at year-end fiscal 2023 compared to Rs. 137.6 million at year-end fiscal 2022, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2023 based on its audited financial statements was Rs. 14.0 billion compared to Rs. 13.6 billion at year-end fiscal 2022.

Superannuation Fund

The Bank contributes upto 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 5.3 billion at year-end fiscal 2023 compared to Rs. 5.0 billion at year-end fiscal 2022.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.15% for fiscal 2023. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and dearness allowance (if applicable) and the Bank contributes an equal amount to the funds. Out of the 12% of employer contribution, 8.33% subject to a maximum of Rs. 1,250 contributed per employee to the Employee Pension Scheme with Employee Provident Fund Organization. Pursuant to Supreme Court judgement in November 2022, certain eligible employees are given an option to contribute the entire 8.33% to employee pension scheme with Employee Provident Fund Organization. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2023, based on their audited financial statements, amount to Rs. 1.8 billion and Rs. 47.7 billion respectively, as compared to Rs. 2.2 billion and Rs. 42.2 billion, respectively, at year-end fiscal 2022.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2023 was Rs. 17.7 billion compared to Rs. 18.9 billion at year-end fiscal 2022.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes up to 10% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 279.8 million for fiscal 2023 (fiscal 2022: Rs. 224.8 million) to National Pension Scheme for employees who opted for the scheme.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

Supervision and Regulation

The following description is a summary of certain sector-specific laws and regulations in India that are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below are not exhaustive, and are only intended to provide general information.

The key legislation governing banking companies in India is the Banking Regulation Act, 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force. Other important laws which govern banking companies in India include the Reserve Bank of India Act, 1934 and Foreign Exchange Management Act, 1999, Payment and Settlement System Act, 2007, Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, Negotiable Instrument Act, 1881 and Insolvency and Bankruptcy Code 2016 as amended from time to time. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also governed by the provisions of the Companies Act, 2013 and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India additionally apply to such companies.

Reserve Bank of India Regulations

The Banking Regulation Act requires a company to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose, such as, but not limited to, the bank having adequate capital and earnings prospects, the bank having the ability to pay its present and future depositors in full as their claims accrue, and that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors. The Reserve Bank of India can cancel the license if the bank, at any point, fails to meet the required conditions or if the bank ceases to carry on banking operations in India.

ICICI Bank is regulated and supervised by the Reserve Bank of India because it is licensed as a banking company. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out its risk assessment of banks, under its risk based supervision exercise, on an annual basis. The Reserve Bank of India has also set up a Board for Financial Supervision (“BFS”), under the chairmanship of the Governor of the Reserve Bank of India. The primary objective of BFS is to undertake consolidated supervision of the financial sector comprising Scheduled Commercial and Co-operative Banks, All India Financial Institutions, Local Area Banks, Small Finance Banks, Payments Banks, Credit Information Companies, Non-Banking Finance Companies and Primary Dealers.

Requirements of the Banking Regulation Act

Prohibited Business

The Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0% of its annual profits before dividends. A bank is required to report any appropriation from this account to the Reserve Bank of India within 21 days, explaining the circumstances leading to such appropriation. The Government of India may, on the recommendation of the Reserve Bank of India, exempt a bank from requirements relating to its reserve fund.

Restriction on Share Capital

Banks were earlier permitted to issue only ordinary shares. In 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued.

Ownership and Voting Restrictions

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investment) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment of up to 49.0% in private sector banks is under automatic route and does not require any specific approval, foreign investments beyond 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control from Indian residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions. Additionally, in the case of proposals requiring prior approval of the Government of India, such proposals involving total foreign equity inflow of more than Rs. 50.0 billion, also require approval of the Cabinet Committee on Economic Affairs.

In January 2023, Reserve Bank of India has issued Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies with regard to shareholding in banking company. As per the guidelines, banks are required to have board approved fit and proper criteria for major shareholders (shareholders holding 5.0% or more of the paid up share capital, along with relatives, associate enterprises and persons acting in concert) and continuously monitor the fit and proper status of major shareholders including the information on change in Significant Beneficial Owner (SBO) of its major shareholder. If aggregate holding of a major shareholder falls below 5%, fresh Reserve Bank of India approval to be sought for raising it again to 5% or above.

Voting rights are capped at 26.0% for a single shareholder. However, any acquisition of shareholding/voting rights of 5.0% or more will require the prior approval of the Reserve Bank of India.

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

The Reserve Bank of India has issued guidelines on the compensation of wholetime directors/chief executive officers/risk takers and control function staff of private sector and foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders. The guidelines also specify the proportion of cash and non-cash components that may be included in the variable pay. Banks are also required to put in place appropriate modalities to incorporate a malus and clawback mechanism with respect to misconduct and risk, as well as mandatory imposition in the case of divergence in non-performing assets and provisioning beyond the Reserve Bank of India prescribed thresholds for public disclosure.

The Reserve Bank of India has issued guidelines on compensation of non-executive directors of private sector banks. According to the guidelines, the Board of Directors, in consultation with its remuneration committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time, non-executive chairman). In the policy, the Board may provide for the payment of compensation in the form of a profit-related commission, subject to the bank making profits. Such compensation should not exceed Rs. 1 million per annum for each director. Further, as per Reserve Bank of India guideline on Corporate Governance in Banks - Appointment of Directors and Constitution of Committees of the Board dated April 26, 2021, in addition to sitting fees and expenses related to attending meetings of the board and its committees as per extant statutory norms, the bank may provide for payment of compensation to non-executive directors in the form of a fixed remuneration commensurate with an individual director’s responsibilities and demands on time and which are considered sufficient to attract qualified competent individuals. However, such fixed remuneration for a non-executive director, other than the chair of the board, shall not exceed Rs. 2.0 million per annum. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for granting remuneration to the part-time, non-executive chairman under Section 10B(1A)(i) and 35B of the Banking Regulation Act, 1949.

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

Governance of Banks

As part of steps taken to strengthen risk management in banks, the Reserve Bank of India has issued guidelines which aim to separate the credit risk management function from the credit approval process and also bring uniformity in the approach followed by banks. As per the guidelines, a board approved policy defining the role and responsibilities of the Chief Risk Officer has to be established, with clearly defined reporting lines either to the Managing Director/Chief Executive Officer or the risk management committee of the bank. The Chief Risk Officer should not have a dual role, report into any business vertical or be given any business targets. The Chief Risk Officer can be removed or transferred only with the approval of the Board. In April 2021, the Reserve Bank of India issued instructions with regard to the Chair and meetings of the board, composition of certain committees of the board, age, tenure and remuneration of directors, and appointment of wholetime directors of banks. The instructions are applicable to private sector banks including small finance banks and wholly owned subsidiaries of foreign banks. As per the guidelines, the Chair of the board has to be an independent director, and the quorum of the board meetings shall be one-third of the total strength of the board or three directors, whichever is higher. The audit committee and the nomination and remuneration committee shall be constituted with only non-executive directors and the risk management committee shall be constituted with majority of non-executive directors. The upper age limit for non-executive directors, including the Chair, is 75 years and the total tenure of a non-executive director on the board of a bank cannot exceed eight years. A re-appointment of the director after completing eight years can be considered after a minimum gap of three years. A wholetime director cannot continue in the post after 15 years, and any reappointment can be considered only after a gap of three years.

In 2020, the Reserve Bank of India advised that as part of a robust compliance system, banks are required to have an effective compliance culture, independent compliance function and a strong compliance risk management programme. As per the guidelines, banks shall have a board-approved compliance policy explaining its compliance philosophy, expectations on compliance culture, role of Chief Compliance Officer (“CCO”), processes for managing and reporting on compliance risk throughout the bank. Banks are required to develop and maintain a quality assurance and improvement program covering all aspects of the compliance function and such programs are subject to an independent external review periodically (at least once in every three years). The policy shall be reviewed at least once a year. The selection of the candidate for the post of the COO shall be done on the basis of a well-defined selection process and recommendations made by the senior executive level selection committee constituted by the Board for this purpose. The COO shall be appointed for a minimum fixed tenure of not less than three years.

Appointment of auditors

The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In April 2021, the Reserve Bank of India issued revised guidelines for the appointment of statutory auditors and statutory central auditors, of Commercial Banks (excluding Regional Rural Banks), Primary (Urban) Co-operative Banks and Non-Banking Finance Companies including Housing Finance Companies (hereinafter referred to as the entities). The appointment tenure reduced from four years to three years. An audit firm would not be eligible for reappointment in the same entity for six years (two tenures) after completion of full or part of one term of the audit tenure. The time gap between any non-audit works (services mentioned at Section 144 of Companies Act, 2013, Internal assignments, special assignments) by the statutory auditors and statutory central auditors for the Entities or any audit/non-audit works for its Reserve Bank of India regulated group entities should be at least one year, before or after its appointment as statutory auditors and statutory central auditors. However, if an audit firm engaged with audit/non-audit works for the group entities (which are not regulated by the Reserve Bank of India) is being considered by any of the Reserve Bank of India regulated Entities in the Group for appointment as statutory auditors and statutory central auditors, it would be the responsibility of the Board of the concerned Reserve Bank of India regulated entity to ensure that there is no conflict of interest and independence of auditors is ensured, and this should be suitably recorded in the minutes of the meetings of board.

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

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend. Banks have to comply with prudential requirements to be eligible to declare dividends.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India’s Basel III guidelines prescribe a minimum common equity Tier 1 risk-weighted capital ratio of 5.5%, a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments.

We were declared a systemically important bank in India by the Reserve Bank of India in 2015, and have continued to be categorized as a systemically important bank in India in subsequent years. The additional common equity Tier 1 requirement for us is 0.20% of risk-weighted assets.

The Reserve Bank of India requires maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks.

The Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks in 2015. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. At present, the Reserve Bank of India has not activated the counter-cyclical capital buffer.

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

Prompt Corrective Action by the Reserve Bank of India

The Prompt Corrective Action framework is a framework under which banks with weak financial condition are put under watch by the Reserve Bank of India and subject to restrictions on operations and business. As per the guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. In November 2021, the Reserve Bank of India reviewed and revised the existing Framework on Prompt Corrective Action (“PCA”). The key criteria for invocation of the PCA include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, or (iii) a leverage ratio of below 4.0%.

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

Discretionary Corrective Actions now include resolution of the bank by amalgamation or reconstruction (Ref. Section 45 of Banking Regulation Act 1949); a prohibition on expansion of credit/ investment portfolios, other than investment in government securities and other high quality liquid investments; restrictions on or reduction in variable operating costs; and restrictions on or reduction of outsourcing activities and new borrowings.

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

Liquidity Coverage Ratio

In line with the Basel III framework, banks in India are required to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days and the requirement was phased in over time. A minimum liquidity coverage ratio requirement of 100.0% is required.

Further, as per guidelines issued on liquidity standards, the Reserve Bank of India allows banks, under certain stressed conditions, to avail themselves of a special liquidity facility against certain securities classified as level one high quality liquid assets. The facility, called the Facility to Avail Liquidity for Liquidity Coverage Ratio, is operated by the Reserve Bank of India.

Banks are allowed to avail of funds under the marginal standing facility by dipping into the statutory liquidity ratio upto an additional 2% of a bank’s net demand and time liabilites.

The Reserve Bank of India has permitted the banks to include government securities as Level 1 high quality liquid assets under the facility to avail liquidity for liquidity coverage ratio within the mandatory statutory liquidity ratio requirement of up to 16% of the Bank’s net demand and time liabilites and government securities, to the extent allowed under the marginal standing facility in addition to other eligible assets.

Net Stable Funding Ratio (NSFR)

The Reserve Bank of India has issued guidelines on net stable funding ratio. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. The net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are required to maintain a ratio of at least 100.0% on an ongoing basis.

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

Interest rates on all new floating rate retail loans and loans to micro, small and medium enterprises extended by banks are required to be linked to an external benchmark. The external benchmark include the Reserve Bank of India policy repo rate, Government of India 91-day treasury bill yield, Government of India 182-day treasury bill yield or any other benchmark market interest rate produced by Financial Benchmarks India Private Limited.

Banks are free to offer floating rate loans to other types of borrowers (i.e., corporate borrowers) either on external benchmark or marginal cost of funds based lending rate which is the internal benchmark for such purposes. Banks have to review and publish their marginal cost of funds based lending rate every month on a preannounced date for different maturities, ranging from overnight rate up to one year basis methodology, prescribed by Reserve Bank of India for computation of marginal cost of funds based lending rate.

There shall be no lending below the benchmark rate for a particular maturity for all loans linked to that benchmark.

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

The Reserve Bank of India has issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Under this framework, approval of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information.

The Reserve Bank of India guidelines for delivery of bank credit require that for borrowers having an aggregate fund-based working capital limit of Rs. 1.5 billion and above from the banking system, a minimum loan component of 60.0% on the fund-based working capital limits is applicable. Drawing in excess of the minimum loan component threshold would be allowed in the form of cash credit/overdraft facility. The amount and tenor of the loan component may be fixed by banks in consultation with the borrowers, subject to the tenor of the loan component not being less than seven days.

Based on the “Recommendations of the Working group on Digital Lending – Implementation” dated August 10, 2022, Reserve Bank of India issued “Guidelines on Digital Lending” on September 2, 2022. The requirements of the guidelines include calculation of Annual Percentage Rate (APR) and displaying the same in the prescribed format of Key Fact Statement (KFS), providing KFS to the customer, appointing Nodal Grievance Redressal Officer for dealing with complaints/issues related to digital lending, providing cooling off /look up periods during which the borrower can foreclose the loan without paying any penalty, providing digitally signed documents to the borrowers and other requirements. To provide clarity on certain aspects of the guidelines, Reserve Bank of India issued Frequently Asked Questions (FAQ) on Digital Lending Guidelines (DLG) on February 14, 2023.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of bank credit to specific sectors (the priority sectors) such as agriculture, small, micro and medium enterprises, education, housing sector, social infrastructure, renewable energy and loans to start-ups.

The Reserve Bank of India’s total priority sector target is 40.0% of adjusted net bank credit (“ANBC”) or of the credit equivalent amount of off-balance sheet exposure (“CEOBE”), whichever is higher, with sub-targets of 7.5% to micro enterprises within the overall target of 18.0% in agriculture. The target for lending to small and marginal farmers has been increased from 9.0% in fiscal 2022, to 9.5% in fiscal 2023 and will be increased further to 10.0% in fiscal 2024. The target for lending to identified weaker sections of society has been increased from 11.0% in fiscal 2022, to 11.5% in fiscal 2023 and will be increased further to 12.0% in fiscal 2024.

The Reserve Bank of India has notified a new criterion for classifying an enterprise as micro, small and medium from July 2020. Udyam Registration Certificate (“URC”) is necessary for lending to micro, small and medium enterprises to qualify for priority sector. In July 2021, retail and wholesale traders were permitted to register online and obtain URC, resulting in them continuing to qualify under priority sector lending.

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

Banks falling short of their priority sector lending targets are required to contribute allocated amounts to specific Government of India funds (i.e., Rural Infrastructure Development Fund (“RIDF”)), established with National Bank for Agriculture and Rural Development (“NABARD”) and other funds with NABARD/ National Housing Bank (“NHB”)/ Small Industries Development Bank of India (“SIDBI”)/ Micro Units Development & Refinance Agency (“MUDRA”) Limited. The interest rates on contribution to RIDF or any other funds, tenure of deposits, and other features are fixed by the Reserve Bank of India from time to time. The interest rates on these contributions are below market rates.

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

Regulations governing overseas direct investment

In August 2022, Reserve Bank of India along with the Central Government has issued a new Overseas Investment regime (i.e., Foreign Exchange Management (Overseas Investment) Rules, Regulations and Directions) to promote the ease of doing business, to cover wider economic activity and significantly reduce the need for seeking specific approvals from the Reserve Bank of India. The new regime has introduced the Late Submission Fee (LSF) for reporting delays and also the specific guidelines have been prescribed for Overseas Investment in IFSC by persons resident in India.

Regulations on International Trade Settlement in Indian Rupees (“INR”)

In July 2022, Reserve Bank of India has notified an additional arrangement for invoicing, payment, and settlement of exports/imports in INR in order to promote growth of global trade with emphasis on exports from India and to support the interest of global trading community in INR. The broad framework for cross border trade transactions in INR is as follows:

a)	All exports and imports trade transactions to be denominated, invoiced and settled in INR.

b)	AD bank in India may open Special INR VOSTRO of correspondent bank/s of the partner trading country for settlement of trade transactions with any country after obtaining Reserve Bank of India approval.

c)	The balance in Special INR VOSTRO can be used for Payments for projects and investments, Export/Import advance flow management and Investment in Government Treasury Bills, Government securities and other assets.

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

Further, the Reserve Bank of India has issued guidelines on large borrowers which prescribe a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties with effect from April 2019. The eligible capital base is defined as the Tier 1 capital of the bank as against the earlier norm of total capital funds. Exposure to a single non-banking finance company or a group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base. The definition of exposure for large borrowers includes off-balance sheet items converted into credit exposure equivalents through the use of credit conversion factors used for assessing credit risk under the standardized approach for risk based capital requirements. In June 2019, the Reserve Bank of India introduced an economic inter-dependence criterion in the definition of connected counterparties, which has been applicable since April 2020.

Corporate borrowers having total exposure of Rs. 250 million (100 million from April 2024 onwards and 50 million from April 2025 onwards) and above in the banking system are required to obtain a legal entity identifier registration. A borrower who does not obtain the legal entity identifier is not eligible for renewal or enhancement of credit facilities.

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

Limits on intra-group transaction and exposures

The Reserve Bank of India guidelines on management of intra-group transactions and exposures for financial conglomerates prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in the case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves and surplus in case of all group entities (financial and non-financial) taken together and 10.0% in the case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in the form of equity and other capital instruments are exempted from above limits. If the exposure exceeds the permissible limits, the excess amount would be deducted from common equity Tier 1 capital of the bank.

Master Direction on Transfer of Loan Exposure

In order to provide banks with options to manage liquidity, rebalance their exposure or strategic sales and resolve their non-performing assets, the Reserve Bank of India issued Master Direction – Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 on September 24, 2021. Under these guidelines, the board of directors of a bank must establish a policy for transfer of loans. Originators need to satisfy the Minimum Holding Period requirement (3 months and 6 months) and Minimum Retention Ratio (5% and 10%) as mentioned in extant guideline.

Securitisation involves transactions where credit risk in assets are redistributed by repackaging them into tradeable securities with different risk profiles which may give investors of various classes access to exposures which they otherwise might be unable to access directly. Reserve Bank of India issued the Master Direction (Securitisation of Standard Assets) Directions, 2021 on September 24, 2021.

The securitisation and Transfer of Loan exposure transactions can be executed by Lenders who are Scheduled commercial banks, Primary (Urban) Co-operative Banks/State Co-operative Banks/ Central Co-operative Banks (only for transfer of loan exposures), All India Term Financial Institutions, Small Finance Banks, NBFCs, and HFCs.

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

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India’s Master Circular on “Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” dated April 1, 2023 as amended, provides consolidated instructions and guidelines relating to income recognition, asset classification and provisioning standards.

Asset Classification

In particular, an advance is a non-performing asset where interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan; the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit; the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted; installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops; the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction.

In respect of derivative transactions, the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment; or in respect of credit card transactions, if the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the payment due date mentioned in the statement. Interest in respect of non-performing assets is not recognized or credited to the income account unless collected. Non-performing assets are classified as described below.

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

The Reserve Bank of India, under its risk-based supervision exercise, carries out the risk assessment of banks on an annual basis. As a part of this assessment, the Reserve Bank of India separately reviews asset classification and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated subsequent to the completion of the annual audit and the publication of audited financial statements for the given financial year. Any divergences in classification or provisioning arising out of the supervisory process are given effect in the financial statements in subsequent periods after conclusion of the exercise. Such divergences are required to be disclosed by banks in their financial statements if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 10.0% (5% from fiscal 2024 onwards) of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 10.0% (5% from fiscal 2024 onwards) of the published incremental gross non-performing assets for the reference period, or both. The assessment of divergence in asset classification and provisioning conducted by the Reserve Bank of India for ICICI Bank in fiscal 2020, fiscal 2021 and fiscal 2022 did not require any additional disclosures.

Restructured loans

Standard restructured loans are subject to higher standard asset provisioning requirements and higher risk weights for capital adequacy purposes. The higher risk weights and provision shall continue until satisfactory performance under the revised payment schedule has been established for the specified period. If the restructured account is overdue as per the revised schedule for a period beyond the minimum period prescribed for classification of a loan as non-performing, it is required to be downgraded to non-performing status with reference to the pre-restructuring payment schedule.

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

Provisioning and write-offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except certain advances which require provision in the range of 0.25% to 2%:

Reserve Bank of India guidelines require banks to maintain provisions for standard assets at rates higher than the regulatory requirement in respect of advances to stressed sectors of the economy. For assets referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, banks have to make provisions to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans.

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

Under the Banking Regulation Act, banking companies in India are required to comply with the directions of the Reserve Bank of India, including guidelines issued with respect to asset identification, asset classification and provisioning by banking companies. While preparing the financial statements under Indian GAAP, banking companies are required to comply with all regulatory requirements, including such directions issued by the Reserve Bank of India. The Reserve Bank of India issued a circular in 2016 instructing all scheduled commercial banks in India to comply with the Indian Accounting Standards (“Ind AS”) for financial statements. In 2019 the Reserve Bank of India deferred the implementation of the Ind AS until further notice as legislative amendments recommended were still under the consideration of the Government of India. In fiscal 2023, Reserve Bank of India, through its discussion paper on “Introduction of Expected Credit Loss framework for provisioning by banks” has proposed to adopt expected credit loss framework based on approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. The draft guidelines on the expected credit loss framework is awaited from Reserve Bank of India.

Framework for Compromise Settlements and Technical Write-offs

In June 2023, Reserve Bank of India issued guideline on Framework for Compromise Settlements and Technical Write-offs requiring Bank to put a board approved policy for setting necessary condition precedents such as minimum ageing, deterioration in collateral value and certain other parameters including staff accountability, delegation of power, cooling period etc. for taking fresh exposure. Further, the guideline requires that in case of partial technical write-offs, the prudential requirements in respect of residual exposure, including provisioning and asset classifications shall be with reference to the original exposure.

Automation of income recognition, asset classification and provisioning process in banks

In 2020 the Reserve Bank of India issued a circular for automation of income recognition, asset classification and provisioning processes in banks. As per this circular, all borrower accounts and investments of the bank should be covered in the automated IT based system for asset classification, upgradation and provisioning processes. The asset classification rules should be configured in the system in compliance with the regulatory requirements. The system based asset classification should be an ongoing exercise for upgrades and downgrades of borrower accounts.

Guidelines Relating to Use of Recovery Agents by Banks

The Reserve Bank of India has asked banks to put in place a due diligence process for the engagement of recovery agents, structured to cover, among others, individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place a grievance redressal mechanism pertaining to the recovery process. The Reserve Bank of India has advised banks to initiate a training course for current and prospective recovery agents to support prudent recovery practices. In August 2022, the Reserve Bank of India advised that the Regulated Entities (“REs") shall strictly ensure that they or their agents do not resort to intimidation or harassment of any kind, either verbal or physical, against any person in their debt collection efforts, including acts intended to humiliate publicly or intrude upon the privacy of the debtors' family members, referees and friends, sending inappropriate messages either on mobile or through social media, making threatening and/ or anonymous calls, persistently calling the borrower, or other similar acts.

Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of debts due to Banks

The SARFAESI Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may, inter alia, take possession of the assets constituting the security for the loan, take over the management of the business of the borrower, appoint a person to manage the secured assets taken in possession and the like with the ultimate objective of recovering the money due to the bank. Additionally, under SARFAESI, a central registry has been established, known as the Central Registry of Securitisation Asset Reconstruction and Security Interest of India (“CERSAI”), to register the security interst of banks on the borrower’s assets and only if the banks register their security interest with CERSAI that the remedy under SARFAESI shall be available to them. The SARFAESI Act also provides for setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire stressed assets from banks and financial institutions. In 2021, National Asset Reconstruction Company Limited (“NARCL”), a government entity, was incorporated and registered with the Reserve Bank of India as an asset reconstruction company under SARFAESI for aggregation and resolution of non-performing assets in the banking industry.

See also “—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”.

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

Resolution of Stressed Assets

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, provides a time-bound revival and rehabilitation mechanism. The corporate insolvency resolution process can be initiated by the creditors on occurrence of a default above a specific threshold amount. It classifies the creditors into financial creditors (which have extended financial debts) and operational creditors (which have provided goods and services). Other key features include specific timelines for dealing with insolvency resolution applications. The insolvency resolution plan has to be approved by a majority of financial creditors, which requires approval by the adjudicating authority and, if rejected, the adjudicating authority may pass an order for liquidation. The National Company Law Tribunal has been set up as the adjudicating authority, the National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency.

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

Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of asset reconstruction companies. The guideline provides norms relating to period of realization of assets by asset reconstruction company, mandatory holding of security receipts, period for formulating plan of recovery, and other norms. Asset reconstruction companies are not permitted to acquire any non-performing financial assets from their sponsor banks on a bilateral basis. However, they may participate in auctions of non-performing assets by their sponsor banks.

Framework for Early Identification of Stress and Information Sharing

The Reserve Bank of India has issued a “Framework for Revitalizing Distressed Assets in the Economy.” The framework outlined an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which were considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into “special mention accounts” based on specified criteria. The Reserve Bank of India issued the Prudential Framework for Resolution of Stressed Assets in 2019. The framework additionally required banks to undertake a review of the borrower within 30 days of a default in the borrower account and enter into an inter-creditor agreement during the 30-day review period to decide rules for finalization and implementation of the resolution plan.

See also “Supervision and Regulation—Legislative Framework for Recovery of Debts due to Banks” and “Supervision and Regulation—Legislative Framework for Recovery of Debts due to Banks— Resolution of Stressed Assets—The Banking Regulation (Amendment) Ordinance, 2017”.

Reserve Bank of India guidelines provide a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts and prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 30 million. The guidelines also require reporting frauds on the Reserve Bank of India’s central repository of information on large credits for dissemination to other banks and enabling decision-making among banks in case of consortium or multiple banking arrangements. The framework also illustrates checks/investigations during the different stages of the loan life cycle and timelines have been defined to complete the due diligence for evaluation of an account. Restructuring or grant of additional facilities would not be available in case of fraud or red-flagged accounts. There are provisioning guidelines relating to fraud accounts that require banks to make a provision.

Regulations Relating to the Opening of Branches

Opening of branches and relocation of existing branches are governed by the provisions of Section 23 of the Banking Regulation Act.

Banks are permitted to open banking outlets in Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to certain requirements. Banks are mandated to allocate 25.0% of the total number of new banking outlets opened during a year to unbanked rural centers. An unbanked rural center is defined as an area classified as Tier 5 and Tier 6 centers that does not have core banking system enabled banking outlets.

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

Regulations Relating to Deposits

The Reserve Bank of India permits banks to independently determine interest rates offered on term deposits. However, banks cannot pay interest on current account deposits. Interest rates payable on savings deposits are not regulated. However, a uniform interest rate on savings deposits must be paid on deposits up to Rs. 100,000 and differential rates can be paid on deposits of over Rs. 100,000. The payment of interest on savings deposits is calculated on daily product basis.

Domestic time deposits and rupee-denominated non-resident ordinary accounts have a minimum maturity of seven days. Rupee denominated non-resident external rupee accounts have a minimum maturity of one year and foreign currency denominated for non-resident Indians have a minimum maturity of one year and a maximum maturity of five years.

Banks are allowed to offer differential rates of interests on domestic term deposits and for bulk term deposits are of Rs. 20 million and above.

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

In view of the impending discontinuance of certain tenors of US$-LIBOR as a benchmark rate, the interest rates on foreign currency non-resident (B) deposits shall be linked to a widely accepted overnight alternative reference rate for the respective currency.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance.

The Reserve Bank India’s Framework for acceptance of Green Deposits came into effect from June 1, 2023.The purpose of the framework is to encourage REs to offer green deposits to customers, protect the interests of the depositors, aid customers to achieve their sustainability agenda, address greenwashing concerns and help augment the flow of credit to green activities and projects.

Regulations Relating to Payments

On January 5, 2021, the Reserve Bank of India decided to introduce the Legal Entity Identifier system for single payment transactions of value Rs.500 million and above undertaken by non-individual entities using centralised payment systems like real time gross settlement (RTGS) and national electronic funds transfer (NEFT). These directions were effective from April 1, 2021.

In January 2020, the Reserve Bank of India advised banks to issue or re-issue, all cards (physical and virtual) and enable them for use only at contact based points of usage like ATMs and point of sale (“PoS”) devices within India. The banks shall provide cardholders a facility for enabling card-not-present (for domestic and international online transactions) transactions, card-present (for international transactions) transactions and contactless transactions. For existing cards, issuers may decide whether to disable the card-not-present (domestic and international) transactions, card-present (international) transactions and contactless transaction rights. Existing cards that have never been used for online (card not present) / international / contactless transactions shall be mandatorily disabled for this purpose.

On August 6, 2020, the Reserve Bank of India advised that authorised payment system operators (including banks and non-banks) and their participants to implement an online dispute resolution system for resolving customer disputes and grievances pertaining to digital payments, using a system-driven and rule-based mechanism with zero or minimal manual intervention by January 2021. The payment system operators shall provide access to such a system to its participating members via payment system participants.

In February 2021, the Reserve Bank of India issued master directions on digital payment security controls, which provides necessary guidelines for the regulated entities to set up a robust governance structure and implement common minimum standards of security controls for channels like internet, mobile banking, card payments, among others. This is to create an enhanced environment for customers to use digital payment products in more safe and secure manner. The guidelines have been effective since August 18, 2021.

The Reserve Bank of India in its circular dated September 7, 2021 has enhanced applicability of card tokenisation services to Card-on-File Tokenisation services as well. Further, card issuers have been permitted to offer card tokenisation services as Token Service Providers. Further, the Reserve Bank of India in its circular dated January 3, 2022 has issued a framework for carrying out digital payments in offline mode using cards, wallets, mobile devices, and other modes of digital payments.

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

The Reserve Bank of India has issued procedural guidelines for redressal of grievances by an internal ombudsman. Internal Ombudsman Scheme covers appointment/tenure, roles and responsibilities, procedural guideline and oversight mechanism for the internal Ombudsman. Internal Ombudsman examine all customer grievances including complaints of deficiency in service on the part of the bank as also those listed under Clause 8 of the Banking Ombudsman Scheme, 2006 (as amended from time to time) received by banks and which are partly or wholly rejected by bank's internal grievance redressal mechanism. In order to further strengthen the customer grievance redressal mechanism in banks, the Reserve Bank of India has decided to put in place a comprehensive framework including enhanced disclosures by banks on customer complaints, recovery of cost of redressal from banks for the maintainable complaints received against them in Offices of Banking Ombudsman in excess of the peer group average, and undertaking intensive review of the grievance redressal mechanism and supervisory action against banks that fail to improve their redressal mechanism in a time bound manner.

The Reserve Bank of India has integrated all the existing three Ombudsman schemes, which were (i) the Banking Ombudsman Scheme, 2006; (ii) the Ombudsman Scheme for Non-Banking Financial Companies, 2018; and (iii) the Ombudsman Scheme for Digital Transactions, 2019, into a single scheme known as the Integrated Ombudsman Scheme, 2021.

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

Personal Data Protection and Privacy

ICICI Bank is committed to protecting the privacy of individuals whose personal data it holds, and processing such personal data in a way that is consistent with applicable laws. It is important for employees and businesses to protect customer data and follow the applicable privacy laws in India and overseas locations to ensure safety and security of data. We believe that the data privacy framework should be in line with the evolving regulatory changes and digital transformation.

The Bank has a global presence in several overseas jurisdictions including Hong Kong, Singapore, United States, United Kingdom, Canada, China, Dubai International Financial Centre and Bahrain. We are committed to ensuring compliance with applicable laws across these jurisdictions. We have an integrated and centralized strategy for achieving data privacy compliance across all jurisdictions. A set of principles have been defined with respect to handling customer data. There is a mechanism in place for reporting any form of personal data incident which is accessible to all employees in the Bank.  Any kind of personal data related incidents reported through the service request undergoes a detailed investigation and report of same is shared by Data Protection Officer (DPO) with senior members of the Bank from the Information Security Group, Operational Risk Management Group, Fraud Management Group, Human Resources, Compliance and the Legal Team on a monthly basis.

The Bank periodically updates its Personal Data Protection Standard to cover the personal data protection regulatory requirements for the Bank and its overseas offices to reflect the changes in data protection laws and regulations. The Personal Data Protection Standard of the Bank was reviewed by an international law firm and was further updated and strengthened in fiscal 2022.

Privacy regulations require the personal data of customers to be protected throughout its entire lifecycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorizing all personal data and sensitive personal data as ‘Confidential Information’, keeping record of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to personal data of the customers and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations and incident handling procedures.

Regulations Governing Mobile Banking

The Reserve Bank of India permits Indian banks to offer mobile banking services to their customers. Transactions involving a debit to the customer’s account should have a two-level authentication to execute the transaction. The Reserve Bank of India has issued guidelines requiring banks to provide easy registration for mobile banking services, including generation of the personal identification number through multiple channels. While use of mobile banking services for cross-border transactions was previously restricted, the restriction was subsequently removed. Services on mobile applications can now be used for both rupee based transaction in the domestic market and for undertaking cross-border transactions.

Regulations Governing Prepaid Payment Instruments

The Reserve Bank of India has issued master directions on issuance and operation of prepaid payment instruments. Issuers are required to have Board approved policy for issuance of various types/categories of prepaid instruments, engaging agents, co-branding arrangement, re-validation of gift instruments and all related activities. Pre-paid instruments (or minimum-detail Prepaid Payment Instruments) in small amounts up to Rs. 10,000 can be issued by accepting minimum details and are required to be converted into full-KYC Prepaid Payment Instruments within 24 months from the date of issuance if facility of cash loading / reloading is provided. Prepaid Payment Instruments up to Rs. 200,000 can be issued after completing KYC of the Prepaid Payment Instrument holder. Gift instrument can be issued up to a maximum value of Rs. 10,000. Prepaid Payment Instruments (other than gift Prepaid Payment Instruments and Mass Transit System Prepaid Payment Instruments) shall necessarily have additional factor of authentication. The aspects of co-branded prepaid instruments, fraud prevention, customer protection, grievance handling and information system audit are also highlighted in the directions.

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

Borrowings by Banks in India

The Reserve Bank of India has permitted banks to borrow and lend in Call, Notice and Term Money Markets as per the internal board approved limits within the prescribed prudential limits for inter-bank liabilities (“IBL”).

(a)	The IBL of a bank should not exceed 200% of its net worth as on March 31 of the previous year. However, individual banks may, with the approval of their Boards of Directors, fix a lower limit for their inter-bank liabilities, keeping in view their business model.

(b)	The banks whose CRAR is at least 25% more than the minimum CRAR (9%) (i.e., 11.25%) as on March 31, of the previous year, are allowed to have a higher limit up to 300% of the net worth for IBL.

(c)	The limit prescribed above will include only fund based IBL within India (including inter-bank liabilities in foreign currency to banks operating within India). In other words, IBL outside India are excluded.

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

Gold Monetization Scheme and Sovereign Gold Bonds

As per the gold monetization scheme of the Reserve Bank of India, banks are allowed to mobilize gold deposits and provide loans against these deposits. The minimum deposit under the gold deposit scheme at any one time is 10 grams of raw gold. The short-term bank deposits are allowed for a minimum of one to three years, and treated as on-balance sheet liability, and medium-term deposits of five to seven years and long-term of 12-15 years. The medium and long-term deposits will be the liability of the Indian central government. The redemption of medium and long-term deposits, at the option of the depositor, can be either in the Indian rupee equivalent of the value of the deposited gold or in the gold itself.

The Reserve Bank of India has also issued guidelines on sovereign gold bonds with investments in such bonds being eligible for statutory liquidity ratio calculations. The investment in sovereign gold bond is restricted based on the investor type. The bonds could also be used as collateral for loans.

Regulations Relating to Know Your Customer and Anti-Money Laundering

The Prevention of Money Laundering Act (“PMLA”), 2002, seeks to prevent and criminalize money laundering and terrorist financing in line with recommendations made by the Financial Action Task Force. This Act lays down the obligations on designated entities (including banks) for maintaining records and reporting certain transactions to the Financial Intelligence Unit. It also lists out the predicate offences, appointment of the Designated Director and Principal Officer and their respective obligations under the Act. Prevention of Money Laundering Rules (“PMLR”), 2005 have also been framed under this Act. Both the PMLA and PMLR are amended from time to time.

Reserve Bank of India has also provided directions in line with the PMLA and PMLR. It cover key aspects including customer acceptance policy, customer due-diligence procedures, monitoring of transactions risk management, regulatory reporting, training of employees and independent audit of AML/KYC framework. These directions are updated from time to time.

Pursuant to recent amendments to the PMLA and PMLR, changes have also been made in the Reserve Bank of India Master Direction on KYC, 2016. Major amendments include: identification of Beneficial Owner exemptions; threshold changes for new and legacy cases; amended definitions of Group, Politically Exposed Person, Non-Profit Organisation and Shell banks; increases in the scope of record management; removal of the positive confirmation requirement in case current address and address in Aadhar is different; adoption of artificial intelligence and machine learning for effective monitoring; introduction of Aadhaar OTP based e-KYC in non-face to face mode for periodic updation; defined procedures for implementation of section 12A of the Weapons of Mass Destruction and their Delivery Systems (Prohibited of Unlawful Activities) Act, 2005; and deletion of the words “adverse action against the customers should be avoided” from “Periodic updation of KYC” clause.

Regulations Relating to Investments

Banks are required to undertake investment activities as per the terms and conditions specified in the extant Reserve Bank of India guideline on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks. Banks are required to adopt a Board approved comprehensive investment policy.

The entire investment portfolio (including SLR securities and non-SLR securities) is to be classified under three categories: ‘Held to Maturity’ (“HTM”), ‘Available for Sale’ (“AFS”) and ‘Held for Trading’ (“HFT”). The category of the investment shall be decided by the bank at the time of acquisition.

Investments under HTM category shall not exceed 25% of the bank’s total investments except for certain investments as stipulated by Reserve Bank of India.

Securities eligible for HTM category are SLR securities, Non-SLR securities (with certain conditions), Recapitalisation Bonds, Equity of subsidiaries and joint ventures, Long-term bonds issued by Infrastructure companies, Unquoted shares/bonds/units of Category I and II Alternative Investment Funds (“AIFs”) for initial period of three years.

The securities acquired with the intention to trade by taking advantage of the short term price/interest rate movements shall be classified under HFT. The investments classified under HFT shall be sold within 90 days. The securities which do not fall under HTM or HFT categories shall be classified under AFS.

Shifting of investments

Banks shall have the freedom to shift investments to/from HTM with the approval of the Board of Directors once at the beginning of the accounting year. Banks shall have the freedom to shift investments from AFS to HFT with the approval of their Board of Directors/ ALCO (Asset Liability Committee) / Investment Committee. Shifting of investments from HFT to AFS shall be permitted only in exceptional circumstances where the bank is not in a position to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or market becoming unidirectional.

In case of sales/transfers to/from HTM category exceeds 5% of the book value of investment held in HTM at the beginning of the year, banks shall disclose in the ‘Notes to Accounts’ to the Financial Statements the market value of the investments held in the HTM category. Banks shall also disclose the excess of book value over market value for which provision is not made.

Bank’s investment in unlisted non-SLR securities shall not exceed 10 percent of its total investment in non-SLR securities as on March 31 of the previous year.

Limit on Transactions through Individual Brokers

A limit of 5% of total transactions through brokers (both purchase and sales) entered into by a bank during a financial year shall be treated as the aggregate upper contract limit for each of the approved brokers. If for any reason it becomes necessary to exceed the aggregate limit for any broker, banks shall record in writing the specific reasons for such breach and the Board shall subsequently be informed.

Income recognition

(i) Banks shall recognize income on accrual basis for the following:

a)	Securities of corporate bodies/public sector undertakings in respect of which the payment of interest and repayment of principal have been guaranteed by the Central Government or a State Government, provided interest is serviced regularly and as such is not in arrears.

b)	Shares of corporate bodies provided dividend has been declared by the corporate body in its Annual General Meeting and the owner's right to receive payment is established.

c)	Government Securities and bonds and debentures of corporate bodies, where interest rates on these instruments are predetermined and provided interest is serviced regularly and is not in arrears.

(ii) Income from units of mutual funds shall be recognized on cash basis.

The criterion used to classify an asset as Non-Performing Asset (“NPA”) shall be used to classify an investment as a Non-Performing Investment (“NPI”) (i.e., an NPI is one where interest/ instalment, including maturity proceeds is due and remains unpaid for more than 90 days). In the case of equity shares, in the event the investment in the shares of any company is valued at Re.1 per company on account of the non-availability of the latest balance sheet, those equity shares shall be classified as NPI.

Subsidiaries and Other Financial and Non-Financial Sector Investments

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

Banks need prior permission of the Reserve Bank of India to incorporate or acquire a subsidiary. Banks are required to maintain an “arm’s-length” relationship with subsidiaries.

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

For non-financial services

The aggregate equity investments made in all subsidiaries and other entities engaged in financial services and non-financial services, including overseas investments shall not exceed 20% of the bank’s paid-up share capital and reserves.

Regulations on Asset Liability Management

Liquidity can be measured through stock and flow approaches.

Flow approach measurement involves comprehensive tracking of cash flow mismatches. For measuring and managing net funding requirements, the format prescribed by the Reserve Bank of India (i.e., the statement of structural liquidity under ALM System for measuring cash flow mismatches at different time bands) should be adopted. The cash flows are required to be placed in different time bands based on the residual maturity of the cash flows or the projected future behaviour of assets, liabilities and off-balance sheet items. The difference between cash inflows and outflows in each time period thus becomes a starting point for the measure of a bank’s future liquidity surplus or deficit, at a series of points of time.

Under the Stock approach certain critical ratios in respect of liquidity risk management and their significance for banks are prescribed by Reserve Bank of India, including Core deposits to Total Assets and Temporary Assets/Total Assets. Banks monitor these ratios by putting in place an internally defined limit approved by the Board for these ratios.

Banks also adhere to the various regulatory limits prescribed to reduce the extent of concentration on the liability side of the banks such as Inter-bank Liability (IBL) Limit, Call Money Borrowing and lending limits.

Intraday Liquidity Management

The Bank has an intra-day liquidity strategy that allows it to monitor and measure expected daily gross liquidity inflows and outflows and ensure that arrangements to acquire sufficient intraday funding to meet its intraday needs is in place and it has the ability to deal with unexpected disruptions to its liquidity flows.

Stress Testing

Stress testing is an integral part of the overall governance and liquidity risk management culture in banks. A stress test is commonly described as an evaluation of the financial position of a bank under a severe but plausible scenario to assist in decision making within the bank. Stress testing alerts a bank’s management to adverse unexpected outcomes as it provides forward looking assessment of risk and facilitates better planning to address the vulnerabilities identified.

Guidelines on Banks’ Asset Liability Management Framework – Interest Rate Risk

In February 17, 2023, the Reserve Bank of India released guideline on ‘Governance, measurement and management of Interest Rate Risk in Banking Book’. Till the time date for implementation is communicated by Reserve Bank of India, the Bank is required to submit the disclosures in the prescribed format to the Department of Regulation, Reserve Bank of India on quarterly basis with effect from the quarter end March 2023. Features of the guideline include:

•	The framework is applicable only to the Banking Book i.e. trading book excluded from the framework;

•	The ‘Outlier’ test is to be considered under six different prescribed interest rate shock scenarios. Banks which generate a decline in Economic Value of Equity (“EVE”) (i.e., ΔEVE) of more than 15% of its Tier 1 capital shall be treated as ‘outliers’; and

•	Qualitative and quantitative disclosures are to be made annually in the prescribed format.

Information Technology and Cyber Security

The Reserve Bank of India’s guidelines on Information Security, Electronic Banking, Technology Risk Management and Cyber Frauds (G.Gopalakrishna Committee) broadly cover nine subject areas relating to information technology, including information technology governance, information security, IT operations, IT services outsourcing, information systems audit, cyber frauds, business continuity planning, customer education and legal issues. The implementation of the guidelines is to be monitored by the top management on an ongoing basis.

In April 2023, the Reserve Bank of India issued Master Direction on Outsourcing of Information Technology Services. Banks have been extensively leveraging Information Technology (“IT”) and IT enabled services (ITeS) to support their business models, products and services offered to their customers. Banks also outsource substantial portion of their IT activities to third parties, which expose them to various risks. Banks intending to outsource any of its IT activities shall put in place a comprehensive Board approved IT outsourcing policy. The policy shall incorporate, inter alia, the role and responsibilities of the Board, Committees of the Board, if any, and Senior Management, IT function, business function, as well as oversight & assurance functions in respect of outsourcing of IT services.

Banks shall put in place a Risk Management framework for Outsourcing of IT Services that shall comprehensively deal with the processes and responsibilities for identification, measurement, mitigation/ management and reporting of risks associated with Outsourcing of IT Services arrangements.

The Reserve Bank of India’s Cyber Security Framework in Banks requires banks to put in place a cyber-security policy containing an appropriate approach to combat cyber threats given the level of complexity of business and acceptable levels of risk. The cyber security policy should be separate and distinct from the broader IT policy and the aspects that need to be covered in the aforementioned strategy include an arrangement for continuous surveillance, IT architecture should be conducive to security, comprehensive network and database security, protection of customer information, cyber crisis management plan, strengthening cyber security, organizational arrangements and awareness about cyber security among senior/top management.

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

Further, banks are permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. Banks in the authorized dealer category may become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by the Securities and Exchange Board of India, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion, (ii) minimum capital adequacy ratio of 10.0%, (iii) net non-performing assets not exceeding 3.0% and (iv) net profit for the previous three years.

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to regulatory authorities/bodies for the setting of financial benchmarks wherever we are nominated. Banks submitting data have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, the Financial Benchmarks India Private Limited (“FBIL”) has been set up which administers the overnight interbank rate and is based on the actual traded rate every morning. In March 2018, the Reserve Bank of India advised the Financial Benchmarks India Private Limited to take over the responsibility of computing and disseminating of the reference rate for US$/Rupee and the exchange rate of other major currencies, and the FBIL began the process from July 2018. Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of FEMA. Banks are required to monitor transactions of customers based on predefined rules using a risk-based approach which envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the Financial Intelligence Unit of the respective jurisdiction. Our transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issues guidelines on External Commercial Borrowings (“ECB”) and Trade Credits from time to time. The framework comprises of two components: Foreign currency denominated ECB (“FCY ECB”) and rupee denominated ECB (“INR ECB”). Lending by overseas branches and subsidiaries of Indian banks is permitted only for FCY ECB with the exception of convertible bonds and exchangeable bonds in foreign currency. Financial intermediaries including Banks are not permitted to issue any type of guarantees related to ECB.

The all in-cost ceiling for new FCY ECB and TC is fixed at 500 basis points and 300 basis points, respectively, over the benchmark rates and for ECB and TC linked to LIBOR whose benchmarks are changed to an alternative reference rate, the all-in cost ceiling has been revised to 550 basis points and 350 basis points, respectively, over the alternative reference rate.

For INR ECB, the benchmark is set to the prevailing yield of the Government of India securities of corresponding maturity. The minimum average maturity period for ECB is three years. Tenors of trade credit are restricted to three years, and tenors longer than three years are to be treated as external commercial borrowing.

Utilization of ECB are restricted for capital market investment or real estate investment or purchase of land and working capital purposes amongst others with some exceptions. Borrowers are also permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. Partial refinance of existing external commercial borrowings is also permitted subject to certain conditions. Indian banks are permitted to participate as arrangers/underwriters, market makers and traders in rupee-denominated bonds issued overseas subject to prudential norms.

The Reserve Bank of India issued directions in April 2020 on facilities for hedging exchange risk by residents and non-residents. According to the directions, derivative products can be offered to any person resident in India or resident outside India having foreign exchange risk on anticipated or contracted basis in line with issued guideline. This has been applicable since September 2020.

The Reserve Bank of India has permitted non-residents to undertake transactions in the rupee interest rate derivatives markets for the purpose of hedging interest rate risk or otherwise.

For the purpose of other than hedging, non-residents, other than individuals are permitted to take overnight index swaps transactions directly with market makers in India or by way of back to back arrangements through a foreign branch/parent/group entity of the market maker.

The Reserve Bank of India has issued the Electronic Trading Platforms Directions, 2018. As per the directions, an Electronic Trading Platform (“ETP”) is any electronic system, other than a recognized stock exchange, on which transactions in eligible instruments including securities, money market instruments, foreign exchange instruments, derivatives, or other instruments as may be specified by the Reserve Bank of India are contracted. In June 2019, the Reserve Bank of India introduced an electronic trading platform for buying/selling foreign exchange by retail customers of banks. This is aimed at enhancing transparency, competition and better pricing for retail customers. The platform can be accessed by any customer of a bank who has a need to purchase or sell US dollar against the rupee for delivery on cash basis, tom basis or spot basis subject to certain conditions.

In July 2021, the Reserve Bank of India issued guidelines on “Roadmap for LIBOR transition.” Banks were encouraged to cease, and also encourage their customers to cease, entering into new financial contracts that reference LIBOR as a benchmark and instead use any widely accepted Alternative Reference Rate, as soon as practicable and in any case by December 31, 2021. The publication of US$ LIBOR and MIFOR ceased after June 30, 2023.

In September 2021, the Reserve Bank of India issued revised guidelines for offering over-the-counter derivatives. It has prescribed broad principles to be adhered to by market makers with respect to governance frameworks, introduction of new products, user dealing conduct, pricing and valuation, risk management, internal control, and internal audit.

In June 2022, the Reserve Bank of India issued Master Directions for exchange of variation margin to minimize the counterparty credit risk arising out of dealing in Non Centrally Cleared Derivatives (NCCDs). As per the directions, a Domestic covered Entity shall exchange Variation Margin with a counterparty to an NCCD transaction if the counterparty is a Domestic Covered Entity or a Foreign Covered Entity. The guideline became effective from May 1, 2023.

In March 2020, Reserve Bank of India had permitted AD Category-1 bank operating International Financial Services Centre (“IFSC”) Banking Units (“IBUs”), to offer non-deliverable derivative contracts (“NDDC”) involving the Rupee, or otherwise, to persons not resident in India. Banks can undertake such transactions through their branches in India, through their IBUs or through their foreign branches (in case of foreign banks operating in India, through any branch of the parent bank). Further, starting in June 2023, Reserve Bank of India has permitted AD Cat-I banks operating IBUs to offer NDDCs involving INR to resident non-retail users for the purpose of hedging, such transactions shall be cash settled in INR and the flexibility of cash settlement of NDDCs transactions between two AD Cat-I banks, and between an AD Cat-I bank and a person resident outside India in INR or any foreign currency.

In December 2022, the Reserve Bank of India issued directions for hedging of commodity price risk and freight risk on the overseas market through which eligible entities having exposure to commodity price risk for any eligible commodity may hedge such exposure in overseas markets using any of the permitted products and may hedge exposure to price risk of gold only on exchanges in the IFSC recognised by the International Financial Services Centres Authority (“IFSCA”). Banks may permit eligible entities to hedge commodity price risk and freight risk overseas, including IFSC, using permitted products and may remit foreign exchange in respect of such transactions.

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the Government of India to suspend the business of a banking company. The Government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank only if: (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the Government of India for its approval. The Indian central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks. The Reserve Bank of India has consolidated all regulations relating to amalgamation of private sector banks in the Master Direction—Amalgamation of Private Sector Banks, Directions, 2016.

Regulations on Amalgamation between Private Sector Banks and between Banks and Non-Banking Finance Companies

The Reserve Bank of India has issued guidelines on amalgamation between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of the merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, and other key information. With respect to a merger of a bank and a nonbanking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its Board and the Board of the non-banking finance company, but before it is submitted to the tribunal for approval. See also “—Other Statutes—Competition Act.”

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

In view of the growing significance of financial technology innovations and their interface with the financial sector, the sub-committee of the Financial Stability and Development Council has set up a working group to look into aspects and developments in fintech. Accordingly, the Reserve Bank of India set up a working group with representatives from various regulatory bodies, rating agencies and select banks. The group has recommended introducing an appropriate framework for a ‘regulatory sandbox’ within a well-defined space and duration. In fiscal 2021, the Reserve Bank of India introduced a thematic approach to regulatory sandbox in the fintech sector. The first cohort was launched in 2019 focusing on retail payments as its theme, the second cohort was launched in 2020 with the theme cross border payments,the third cohort focused on lending to micro, small and medium enterprises and the fourth cohort launched in 2021 on prevention and mitigation of financial frauds. Reserve Bank of India announced the fifth cohort in September 2022 under regulatory sandbox which was themed 'Neutral' wherein innovative products/ services/ technologies cutting across various functions in the Reserve Bank’s regulatory domain would be eligible to apply. Cohorts are in the various phases of the testing & implementation intended for the purpose of fostering innovation, with few success stories.

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

Structural Reforms

Amendments to the Banking Regulation Act

The Government of India enacted the Banking Regulation (Amendment) Act 2017, which is deemed to have come into force on May 4, 2017. This amendment added two sections to the Banking Regulation Act that enable the Government to authorize the Reserve Bank of India to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The Reserve Bank of India has also been empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.

The Government of India has also enacted the Banking Regulation (Amendment) Act 2020 which, among other things, brought co-operative banks under the supervision of the Reserve Bank of India. The amendment also allows the Reserve Bank of India to prepare a scheme for the reconstruction or amalgamation of a banking company without the necessity of first making an order of moratorium.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, were required to comply with relevant provisions of the Companies Act 1956. The Companies Act includes provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard must be explained in the annual report. In January 2021, the government made amendments to the corporate social responsibility rules, and made it mandatory to spend the minimum requirement of 2.0% of average net profits of preceding three years. Any excess amount spend over and above the requirement for that year may be set off against the requirement to spend for succeeding financial years. Any unspent amount in case of ongoing project has to be transferred to the Unspent Corporate Social Responsibility Account and spent as stipulated under the Companies Act, 2013 and in other cases transfer such unspent amount to the fund specified under Schedule VII of the Act within the stipulated period.

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

See also “Selected Statistical Information—Loan Concentration.”

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of investors in securities and to promote the development of and to regulate the Indian securities market. We and our subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, private placements as well as underwriting, custodian, designated depository participant, merchant banker, depository participant, investment advisory, private equity, trading member, clearing member, asset management, portfolio management, banker to the issue, research analyst and debenture trusteeship activities. These regulations provide for our/our subsidiaries registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable for these activities.

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

Regulations Governing Insurance Companies

The Insurance (Amendment) Act, 2021, was passed by the Indian Parliament and notified in March 2021. The Act, amongst other things, raised the foreign investment limit in the insurance sector from 49.0% to a composite limit of 74.0%. An earlier amendment to the law eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after 10 years.

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, our subsidiary/associate and affiliate offering life insurance and general insurance products, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (IRDAI or Authority). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/ registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

The governance framework for insurance companies includes the board of directors, key management personnel, constitution of various committees such as the policyholder protection committee, define the role of appointed actuaries, appointment of auditors and relationship with stakeholders. The Insurance Regulatory and Development Authority of India has also issued regulations on payment of commissions to agents and insurance intermediaries and on expenses of management. The Authority also issued guidelines on insurance e-commerce allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing.

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. The Insurance Regulatory and Development Authority of India has issued regulations relating to unit-linked life insurance products, non-linked life insurance products and health insurance products. The key regulations on linked and non-linked products include a minimum sum assured at seven times the annual premium; liquidity option for financial exigencies; lapse of policies and surrender values and increase in revival period to three years for ULIPs and five years for traditional products. IRDAI has also issued Guidelines on Use and File for certain categories of products (new products/riders (except individual saving, pension, annuity, group non-linked), modifications to existing products), under which the Product Management Committee will be responsible for review and approval of the filing documents and for ensuring systems, procedures, manuals, essential infrastructure for product launch and maintenance of insurance policies. IRDAI has issued regulations specifying the licensing and registration requirements for agents and intermediaries for the purpose of soliciting insurance products. IRDAI has amended the Corporate Agents Regulations to allow them to partner with up to nine insurance companies each in life, non-life and health insurance sectors. Composite corporate agents may partner with up to 27 insurers.

The foreign investment rules shall be as prescribed by the Government. In 2020, the Insurance Regulatory and Development Authority of India permitted insurance intermediaries including insurance brokers, re-insurance brokers, corporate agents, third-party administrators and such others to receive 100.0% foreign direct investment under the automatic route. IRDAI has also done away with the prior approval required for raising Other Forms of Capital. The limit for raising other forms of capital has been increased from 25% to 50% of paid-up equity capital and securities premium.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company Limited (the AMC), our asset management subsidiary, is regulated by Securities and Exchange Board of India (“SEBI”) for its asset management activity. The AMC is primarily governed by SEBI (Mutual Funds) Regulations 1996, SEBI (Portfolio Managers) Regulations, 2020 and SEBI (Alternative Investment Funds) Regulations 2012 and circulars issued under the respective regulations. These regulations, among other things, provides for the requirements of registration , restrictions on business activities of asset management companies, process/requirements for launching funds/portfolios, requirements for valuation policies and disclosures and reporting requirements. Further, the respective regulations provide for investment restrictions applicable to the funds/portfolios.

The key changes implemented and announced by SEBI in the aforesaid regulations during fiscal 2023 are as follows:

•	Revised Risk Management Framework implementation by Asset Management Companies (“AMC”).

•	Revision in mutual fund distributors code of conduct.

•	Alignment of interest of AMC with the Unitholders of the Mutual Fund Schemes. AMCs were required to invest seed capital in scheme(s) of the mutual fund, based on the risk associated with the scheme.

•	Circular on development of passive mutual fund schemes which covered various subjects such as Index constitution norms, Norms for Market Making Framework for ETFs, Direct transaction in ETFs through AMCs and Tracking Error and Tracking Difference of passive schemes.

•	Discontinuation of bundled products - no existing schemes or any new schemes which are proposed to be launched shall have bundled products (e.g., insurance features with respect to scheme investments, such as SIP-Insure and other programs).

•	Disclosure Norms for ESG Mutual Fund Schemes.

•	Effective October 2022, nomination becomes mandatory for investors investing in schemes of mutual fund. New investor should mandatorily opt in or opt out of nomination while subscribing to mutual fund units.

•	Two factor authentication for all digital transactions in mutual fund units made mandatory.

•	Effective January 2023, revisions in timelines for transfer of dividend and redemption proceeds to unitholders of mutual fund schemes.

•	Introduction of credit risk based single issuer limit for investment by mutual fund schemes in debt and money market instruments.

•	Revision or updation of scope for cyber security and vulnerability and penetrative testing parameters for AMCs.

•	Norms for alternative investment funds which included timelines for declaration of first close, calculation of tenure of the funds, providing co-investment management services.

•	Performance benchmarking norms for portfolios managed by the asset management companies.

•	Introduction of investment limits for investments in associates by the portfolios managed by the asset management companies.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that foreign branches/foreign subsidiaries of Indian banks/AIFIs can deal in financial products, including structured financial products, which are not available or are not permitted by the Reserve Bank in the domestic market without prior approval of Reserve Bank, subject to compliance with certain conditions. Also, the branches/subsidiaries of Indian banks/AIFIs operating in IFSCs including those operating out of GIFT City can also deal in financial products, including structured financial products, which are not available or are not permitted by the Reserve Bank in the domestic market subject to compliance with all applicable laws/regulations and conditions including those prescribed by the host regulator.

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. Our subsidiary in the United Kingdom has seven branches located in the United Kingdom and one branch in mainland Europe, located in Eschborn, Germany.

Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions. Our subsidiary in Canada has 12 branches including the two I-lounges and three customer service centers.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. The Singapore branch has Qualified Full Banking privileges which entitles us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions, and offer banking services to individuals and institutions in Bahrain and outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Hong Kong Monetary Authority is the prudential regulator for Hong Kong branch of ICICI Bank. Our branch in the Dubai International Financial Centre (“DIFC”) is regulated by the Dubai Financial Services Authority and is licensed to accept deposits, provide credit, arrange credit or deal in investments and advise on financial products or credit. Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. Our branch in China is regulated by the China Banking and Insurance Regulatory Commission. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Unit No 408, 4th Floor, Brigade International Financial Centre, GIFT Multi Services SEZ, Gandhinagar 382 344, Gujarat, India.

In December 2021, the Reserve Bank of India released a circular regarding infusion of capital in overseas branches and subsidiaries and retention/repatriation/transfer of profits in these centers by banks incorporated in India. As per the circular, prior approval of the Reserve Bank of India would not be required for capital infusion/ transfers (including retention/repatriation of profits) for banks which meet the regulatory capital requirements (including capital buffers). Banks shall however seek the approval of their boards for the same. Banks are required to report all such instances of infusion of capital and/retention/transfer/repatriation of profits in overseas branches and subsidiaries to the Reserve Bank of India.

Regulations Governing Banking Units in International Financial Services Centres in India

As per guidelines issued by the Reserve Bank of India, public and private sector banks dealing in foreign exchange are permitted to set up one banking unit in each international financial services center in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. In April 2020, the Government established the International Financial Services Centres Authority, a unified authority for the development and regulation of financial products, financial services and financial institutions in the International Financial Services Centre. In November 2020, the International Financial Services Centres Authority announced regulations for banking and investment activities in the IFSC. Banking units were permitted to undertake additional activities, subject to compliance with the terms and conditions or guidelines as specified by the Authority.

With a view to further enhancing 'ease of doing banking business', the International Financial Services Centres Authority has issued the International Financial Services Centres Authority Banking Handbook which is a compendium of directions of the Authority to the IBU operating in GIFT IFSC and to the banking companies incorporated in India or outside India looking to set up an IBU as a branch in GIFT IFSC. The Handbook is organised in three components, including: (a) General directions, (b) Conduct of Business directions, and (c) Prudential Directions applicable to IBUs. The provisions of International Financial Services Centres Authority Banking Handbook has been effective since January 1, 2022. These respective handbooks are updated from time to time by the International Financial Services Centres Authority to incorporate amendments.

In April 2022, the International Financial Services Centres Authority released a guidance framework on sustainable and sustainability linked lending by financial institutions in IFSC. As per the framework, international banking units shall develop a board approved policy on sustainable lending by March 31, 2023. From financial year beginning April 1, 2023, entities shall have at least 5% of their gross loans in the form of lending to green/social/sustainable/sustainability-linked sectors/facilities. The 5.0% target shall be computed on incremental loans and advances in a financial year.

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

Foreign Account Tax Compliance Act

The Government of India entered into a Model 1 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with the United States. ICICI Bank is registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to the Foreign Account Tax Compliance Act with the United Kingdom, Canada, Germany, Singapore, the United Arab Emirates, South Africa, Bahrain and reached a similar agreement in substance with China, Malaysia and Indonesia, and a Model 2 inter-governmental agreement with respect to Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable intergovernmental agreements with respect to the Foreign Account Tax Compliance Act and any regulations issued thereunder.

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

An ADR holder is entitled to hold or transfer ADRs or redeem them into underlying ordinary shares with the option to continue holding ordinary shares. ADR holders have the same rights in respect of bonus and rights issues as any ordinary shareholder of the company.

ADSs issued by Indian companies to non-residents have free convertibility outside India. Under current Indian laws there is a general permission for the sale or transfer of equity shares underlying ADSs obtained after conversion of ADRs by a person not resident in India to a resident of India if the sale is proposed to be made through a recognized stock exchange or when the underlying shares are being sold in terms of an offer made under Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. For all other cases of sale of shares underlying the ADRs, permission of the Reserve Bank of India is required.

If a sale of securities has taken place in terms of the rules laid down by the government, Reserve Bank of India guidelines and other applicable regulations, then provided the sale proceeds may be freely remitted as long as (i) the securities were held on repatriation basis, (ii) either the securities has been sold in compliance with the pricing guidelines issued by the Reserve Bank of India or Reserve Bank of India’s approval has been obtained in other cases and (iii) a no objection or tax clearance certificate from the income tax authority has been obtained.

A new scheme called ‘Depository Receipts Scheme, 2014’ (DR Scheme, 2014) for facilitating issue of depository receipts outside India has been effective from December 15, 2014 which provides for repeal of extant guidelines for Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 except to the extent relating to foreign currency convertible bonds.

The issuance of fresh depositary receipts and any changes or modifications in the existing terms and conditions of ADR/GDR should be in accordance with DR Scheme, 2014 or/and be subject to approval or clarification from Reserve Bank of India or the Securities and Exchange Board of India.

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

The Securities and Exchange Board of India, via circular dated October 10, 2019 has provided a framework for the issuance of depositary receipts. As per the circular, only a company incorporated in India and listed on a recognized stock exchange in India may issue permissible securities or their holders may transfer permissible securities, for the purpose of issuing depositary receipts subject to compliance with the eligibility criteria defined by the Securities and Exchange Board of India. Securities and Exchange Board of India has further issued operational guidelines dated October 1, 2020 for monitoring foreign holding in depository receipts. Pursuant to the operational guidelines, every listed company shall appoint one Indian depository as the designated depository for the purposes of monitoring such limits. Subsequently, Securities and Exchange Board of India issued a circular dated December 18, 2020, according to which non-resident indians shall neither subscribe to any further issue nor make any further acquisition of DRs except issue of DRs to non-resident indians pursuant to share based employee benefit schemes or pursuant to bonus issue or rights issue. The Listed Company has the obligation to identify the non-resident indian holders who are issued DRs in terms of employee benefit scheme and provide such information to the designated depository for monitoring limits.

Restriction on Foreign Ownership of Indian Securities

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the Foreign Exchange Management Act, 1999, and rules and regulations thereunder, as amended from time to time (“Act”). The Act authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or relevant departments of the Government of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Government has laid down rules and the Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The issue or transfer of any security of an Indian company by a person resident outside of India, foreign investment in equity instruments (equity shares, compulsorily convertible debentures, compulsorily convertible preference shares and share warrants) as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable rules and regulations issued under the Foreign Exchange Management Act, 1999 and by the Securities and Exchange Board of India, and may be made only in accordance with the terms and conditions specified under such rules and regulations.

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

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”) provide for, among other things, the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment up to 49.0% in private sector banks does not require any specific approval, foreign investment beyond 49.0% and up to 74.0% requires prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49.0% of the paid-up capital on a fully diluted basis or a sectoral cap (whichever is lower) that does not result in the transfer of ownership or control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India, and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Rules. The Rules allow Indian companies to freely issue rights and bonus shares to existing non-resident shareholders, subject to adherence to sectoral cap and fulfilling certain conditions laid out in the applicable laws and statute. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	Additionally, in case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require approval of the Cabinet Committee on Economic Affairs.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0% of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Aggregate holding by a person along with his relatives, associate enterprises and persons acting in concert with him, whether directly or indirectly, beneficial or otherwise, of shares or voting rights, of 5% or more of the paid-up share capital or voting rights (“major shareholding”) in a banking company shall require prior approval of the Reserve Bank of India pursuant to Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions dated January 16, 2023. The persons from Financial Action Task Force non-compliant jurisdictions shall not be permitted to acquire major shareholding in a banking company. However, existing major shareholding by persons from Financial Action Task Force non-compliant jurisdiction shall be continued, provided that there shall not be any further acquisition without prior approval of the Reserve Bank. If aggregate holding of a person falls below 5%, fresh Reserve Bank of India approval will be required for raising it again to 5% or above. Additionally, the ceiling on voting rights for a single shareholder is 26.0% of the total voting rights of all shareholders of the bank.

Under the Portfolio Investment Scheme:

i.	Effective from April 1, 2020, foreign portfolio investors, as referred in Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its board of directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24.0% or 49.0% or 74.0% or (ii) increase the aggregate limit to 49.0% or 74.0% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10.0% or more of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India issued the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, as amended from time to time. Under the foreign portfolio investment regime, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The total holding by each foreign portfolio investor or an investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. If the total investment exceeds the aforementioned threshold limit, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered as Foreign Direct Investment and the foreign portfolio investor and its investor group shall not make further portfolio investment in that company. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly, having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be clubbed at the investment limit as applicable to a single foreign portfolio investor.

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

The Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares or voting rights of a banking company, if such acquisition results in any person owning or controlling 5.0% or more of the paid-up share capital or voting rights of the banking company, are also applicable to foreign investment, whether directly or indirectly, beneficial or otherwise. For more details on the Reserve Bank of India guidelines relating to acquisition and holding of shares or voting rights in banking companies, see “Supervision and Regulation—Ownership Restrictions”.

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

From September 2018, all the reporting prescribed under “Foreign Investment in India”, except if specifically stated otherwise, is required to be done through the Single Master Form, as amended from time to time, available on the Foreign Investment Reporting and Management System platform of the Reserve Bank of India. The Reserve Bank of India through its circular dated January 4, 2023, advised that the forms submitted with respect to reporting of foreign investment in Single Master Form on Firms Portal will be auto-acknowledged and the Authorised Dealer Category-I banks shall verify the same within five working days based on the uploaded documents, as specified. Further, in case of forms filed with delayed reporting of less than or equal to three years, the Authorised Dealer Category-I banks will approve the same, subject to payment of late submission fee. For delayed reporting greater than three years, the Authorised Dealer Category-I bank will approve the forms subject to compounding of contravention. Under the erstwhile provisions, in case of delayed reporting, the case was supposed to be referred to Reserve Bank of India, whereas basis the recent amendment, powers have been given to Authorised Dealer to approve delayed reporting subject to payment of late submission fees/compounding, as the case may be.

Currently, an Indian entity or an investment vehicle making a downstream investment in another Indian entity which is considered as indirect foreign investment for the investee Indian entity in terms of Foreign Exchange Management (Non-Debt Instrument) Rules, 2019, shall notify the Secretariat for Industrial Assistance, DIPP, about such investment (including modality of investment in new/existing ventures) within 30 days of such investment, even if shares have not been allotted. Such entity or investment vehicle shall also file Form DI with the Reserve Bank of India within 30 days, from the date of allotment of equity instruments.

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

	Dividend per equity share	Total amount of dividends paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2019	1.50	9.7
2020	1.00	6.4
2021	Nil	Nil
2022	2.00	13.9
2023	5.00	34.8

From fiscal 2021, dividend income is taxable in the hands of shareholders and companies are not liable to pay dividend distribution tax on distributed profits.

For fiscal 2023, the Board of Directors has proposed a dividend, excluding dividend tax, of Rs. 8.00 per equity share, which will be paid during fiscal 2024 after approval by the shareholders in the forthcoming annual general meeting.

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

The period of 60 days is replaced with 182 days (where an individual is having income in India other than foreign source less than Rs. 1.5 million)/replaced with 120 days (where an individual is having income in India other than foreign source more than Rs. 1.5 million) in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year.

The period of 60 days is replaced with 182 days in the case of:

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

Where Permanent Account Number is submitted, it should be linked to Aadhaar (applicable in case of individuals if Aadhaar is obtained in India) and investor should have filed his income tax returns in India in past one year, otherwise tax will be deducted at the higher rate which may go upto 20% or more.

(c)	The non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of the Income Tax Act.

(d)	However, as per of the Income Tax Act, no deduction of tax shall be made from capital gain arising from transfer of securities, payable to a Foreign Institutional Investor.

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

In case of capital gains derived from the extinguishment of rights outside India by a non-resident investor that is not entitled to exemption under a tax treaty, to another non-resident investor, the sale may be deemed by the Indian tax authorities to be situated within India (as our situs is in India), in which case, any gains realized on the sale of the rights will be subject to Indian capital gains taxation, in the manner discussed above under “—Taxation on Sale of ADSs or Equity Shares”.

Bonus

The holding period in case of bonus shares will commence from the date of allotment of such bonus shares. The cost of acquisition of bonus shares acquired before January 31, 2018 will be the fair market value of the bonus shares as on January 31, 2018 but shall not exceed the sales price. The cost of acquisition of bonus shares acquired after January 31, 2018 will be considered as nil.

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

This discussion does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, tax consequences of the “Medicare contribution tax” on “net investment income” and tax consequences that may be applicable to you if you are a person subject to special rules, such as:

•	an insurance company;

•	a tax-exempt entity;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•	one of certain financial institutions;

•	a person who owns ADSs or equity shares as part of an integrated investment (including a straddle or conversion transaction);

•	a person whose functional currency is not the U.S. dollar;

•	a person who acquired or received ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	a person holding ADSs or equity shares in connection with a trade or business conducted outside of the United States;

•	a person who owns, directly, indirectly or constructively, 10.0% or more of our stock, by vote or value; or

•	a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes owns ADSs or equity shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or equity shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or equity shares.

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

Indian income taxes withheld from cash dividends on the Company shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon your circumstances. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Indian income tax system meets these requirements. You should consult your own tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Indian taxes in computing your income, subject to generally applicable limitations under U.S. federal income tax law.

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

Under certain circumstances as described under “—Indian Tax—Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. Under the Code, any gain or loss on the sale or exchange of ADSs or equity shares will generally be U.S. source. However, although the application of the Treaty in this respect is subject to uncertainty, it is possible that under the Treaty your gains from dispositions of equity shares may be treated as foreign source. In that case, you may be able to claim foreign tax credit in respect of any Indian income tax on this gain. Even if Indian income taxes on disposition gains are creditable under the Treaty, Treasury regulations generally preclude you from claiming a foreign tax credit with respect to these taxes if you do not elect to apply the benefits of the Treaty. However, in that case it is possible that any Indian taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser with respect to your ability to credit any Indian income taxes on dispositions against your U.S. federal income tax liability, including the uncertainty as to whether Indian taxes on dispositions are generally creditable under the Treaty, the requirement to report Treaty-based return positions and the creditability or deductibility of the Indian tax on disposition gains in your particular circumstances (including any applicable limitations).

Any Indian stamp duty paid on the purchase or sale of equity shares will not be creditable against your U.S. federal income tax liability. However, stamp duty may increase your tax basis in the equity shares if you are a buyer of the shares, or reduce the amount of gain (or increase the amount of loss) you recognize on the sale or other disposition of the shares.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and investment gains) or (ii) 50.0% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the “Active Banks Proposed Regulations”), which were proposed to be effective for taxable years beginning after December 31, 1994, and under current guidance can be relied upon, we do not believe we were a PFIC for our taxable year that ended March 31, 2023. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form (and the manner of their application is not entirely clear), because the rules applicable to active insurance companies are subject to change (including under certain proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exceptions for active banks or insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—United States Federal Income Tax —Taxation of Dividends”, would not apply.

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

The data for fiscal 2021 through fiscal 2023 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Securities and Exchange Board of India and the Insurance Regulatory and Development Authority as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

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

The consolidated financial statements for fiscal 2021 were audited by Walker Chandiok & Co LLP, Chartered Accountants and for fiscal 2022 and fiscal 2023 by joint auditors MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly known as Khimji Kunverji & Co LLP), Chartered Accountants under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2021 through fiscal 2023 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in ICICI Prudential Life Insurance Company Limited, had been accounted for by the equity method, because of substantive participative rights retained by the minority shareholders. Under Indian GAAP, ICICI Prudential Life Insurance Company Limited is consolidated on line-by-line basis.

In accordance with the scheme of arrangement between ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited (Bharti AXA), as approved by Insurance Regulatory and Development Authority of India with effect from September 8, 2021, assets and liabilities of Bharti AXA’s general insurance business vested with ICICI Lombard General Insurance Company Limited on September 8, 2021 with effect from the Appointed Date of April 1, 2020. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited reduced to below 50.0%. Accordingly, the Bank has accounted its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements with effect from April 1, 2021 under Indian GAAP. Under U.S. GAAP, ICICI Lombard General Insurance Company Limited was consolidated on line-by-line basis until September 7, 2021, and was accounted as an affiliate with effect from September 8, 2021, the date of loss of control.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2023. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2023 was Rs. 82.19 per US$ 1.00.

Additional Information

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, among other things, carry on the business of banking in any part of India or outside India.

Provisions Relating to Directors

Certain provisions of our Articles of Association relating to directors are set forth as follows:

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

General Meetings of Shareholders

We are required to convene our annual general meeting within a period of five months from the date of closing of the financial year. The Board may convene an extraordinary general meeting when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid up capital carrying voting rights. A general meeting of a company may be called by giving not less than clear 21 days notice in the manner prescribed under the applicable laws/regulations.

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

Recent Amendments to Memorandum and Articles of Association

In view of the changes in the regulatory provisions, including enactment of the Companies Act, 2013, the repeal of the provisions of the Companies Act, 1956, as amended, and amendments to the Banking Regulation Act, 1949 and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, the existing Articles of Association of the Bank required alterations, replacement or deletions. Hence, it was considered necessary to wholly replace the existing Articles of Association with revised Articles of Association. The Board of Directors at its meeting held on May 6, 2019 approved the alterations to Memorandum of Association and the proposed revised Articles of Association of the Bank, subject to the approval of the Shareholders and such regulatory approvals as may be necessary or required. The Shareholders at the annual general meeting held on August 9, 2019:

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

Annual Report to Security Holders

We intend to submit annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Exhibit Index

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated herein by reference to Exhibit 1.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
1.2	ICICI Bank Articles of Association, as amended (incorporated herein by reference to Exhibit 1.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)*).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to Exhibit 2.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to Exhibit 4.3 to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2012 filed on July 31, 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2016 filed on August 1, 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011 (incorporated herein by reference to Exhibit 2.4 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
2.5	ICICI Bank’s Share Certificate Specimen.
2.6	Description of Securities Registered under Section 12 of the Exchange Act.
4.1

ICICI Bank Employee Stock Option Scheme - 2000, as amended (incorporated herein by reference to Exhibit 4.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2019 filed on July 31, 2019).

4.2	ICICI Bank Employees Stock Unit Scheme – 2022.
8.1	List of Subsidiaries (included under “Business–Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

*Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Anindya Banerjee
	Name:	Mr. Anindya Banerjee
	Title:	Group Chief Financial Officer

Place: Mumbai

Date: July 28, 2023

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2022

and March 31, 2023 together

with Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited (the ‘Bank’) and subsidiaries (the Company) as of March 31, 2023 and 2022, the related consolidated profit and loss accounts and consolidated cash flows statements for each of the years in the three-year period ended March 31, 2023, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with generally accepted accounting principles in India.

Differences from U.S. Generally Accepted Accounting Principles

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 of Schedule 18B to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for Credit Losses

As discussed in Note 7 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses under generally accepted accounting principles in India (Indian GAAP) was Rs. 256,291 million as at 31 March 2023 (the March 31, 2023 Indian GAAP ACL). As discussed in Note 21 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. GAAP as of March 31, 2023 was Rs. 38,841.3 million, which included allowance for credit losses on loans evaluated on a collective basis (the March 31, 2023 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the March 31, 2023 individual ACL). The March 31, 2023 Indian GAAP ACL, the March 31, 2023 collective ACL and the March 31, 2023 individual ACL are collectively referred to as ‘total ACL’.

The March 31, 2023 Indian GAAP ACL for impaired commercial loans (non-performing loans or NPLs) includes ACL on commercial loans identified as NPL through a review of select accounts by evaluation of additional information (other than that relating to the payment record).

The March 31, 2023 collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the March 31, 2023 collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The quantitative calculation of expected credit losses is the product of multiplying the Company’s estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD). For the quantitative calculation, the Company uses models to develop the PD and LGD, which are derived from internal historical default and loss experience, that incorporate the relevant macro-economic scenario over reasonable and supportable forecast periods. The term structure for subsequent periods is built using single year reversion to the long run historical information. All such periods are established for each portfolio segment. The Company estimates the EAD using a model which estimates prepayments over the life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and EAD models, the Company segments the portfolio into pools, incorporating certain criteria including, but not limited to customer type, risk rating and delinquency status for commercial loans and product type, delinquency status, credit scores and months on book for non-commercial loans. The Company has developed internal models to assign credit risk ratings to borrowers, which are used for the segmentation of commercial loans. The model output for the collective ACL is adjusted by increasing the probability of default estimates to take into consideration model imprecision not yet reflected in the calculation. Judgment is applied in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

The March 31, 2023 individual ACL includes the measure of expected credit losses on an individual basis for those commercial loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration, based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. The Company estimated the March 31, 2023 individual ACL using either the present value of the expected future cash flows, or in the case of a collateral dependent loan, using the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan.

We identified the assessment of total ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of total ACL due to significant measurement uncertainty. Identification of NPLs for the March 31, 2023 Indian GAAP ACL involved evaluation of additional information (other than that relating to the payment record), which required complex auditor judgment. Additionally, the assessment of the March 31, 2023 collective ACL (referred to as ‘Collective ACL’) encompassed the evaluation of the Collective ACL methodology, including the methods and models used to estimate the PD, LGD, and EAD and their significant assumptions. Such significant assumptions included portfolio segmentation, the relevant macro-economic scenario, the reasonable and supportable forecast periods, the historical observation period, and credit risk ratings for commercial loans and prepayment estimates. The assessment also included the evaluation of the qualitative factors and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertainties due to result of the COVID-19 pandemic and geopolitical uncertainties. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, commercial loan credit risk rating and

EAD models. The March 31, 2023 individual ACL (referred to as ‘individual ACL’) required significant auditor judgment to identify the loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance, and to estimate the recovery on such loans based on either the present value of the expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell, if any, determined individually for each such loan.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of the total ACL estimates, including controls over the:

-	evaluation of additional information (other than that relating to the payment record) required for identification of NPL through a review of select commercial loan accounts

-	review of the Collective ACL methodology

-	review of the PD, LGD, commercial loan credit risk rating and EAD models

-	identification and determination of the significant assumptions used in the PD, LGD, commercial loan credit risk rating and EAD models

-	determination of the key assumptions and inputs used to estimate the quantitative and qualitative calculation of the Collective ACL, including selection of relevant macroeconomic variables and consideration of future uncertainties such as geopolitical risks, elevated inflation across different countries and resultant higher interest rates and decrease in global growth outlook across the world & India.

-	validation of the PD, LGD, commercial loan credit risk rating and EAD models for the Collective ACL

-	identification of the commercial loans that do not share similar risk characteristics with other financial assets in the pools on account of credit deterioration based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance

-	estimation of recovery on individually assessed loans based on either the present value of expected future cash flows, or in the case of a collateral dependent loan, the net realizable value of the collateral, net of cost to sell.

For the March 31, 2023 Indian GAAP ACL, we tested the identification of NPLs using additional information (other than that relating to the payment record) for a selection of commercial loans by evaluating financial performance of the borrower and the other applicable qualitative criteria. We evaluated the Company’s development of the Collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the Collective ACL methodology for compliance with U.S. generally accepted accounting principles

-	evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD, LGD, and EAD models by comparing them to relevant Company specific metrics and trends and the applicable industry and regulatory practices

-	assessing the conceptual soundness and performance testing of the PD, LGD, commercial loan credit risk rating and EAD models by inspecting the model documentation to determine whether the models are suitable for their intended use

-	evaluating the methodology used to develop and incorporate the relevant macro-economic scenario over the reasonable and supportable forecast periods and underlying assumptions by comparing it to the Company’s business environment and relevant industry practices

-	assessing the macro-economic variables through benchmarking to publicly available forecasts, where available

-	evaluating the length of the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period by comparing them to specific portfolio risk characteristics and trends

-	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

-	testing the methodology used for estimation of individual credit risk ratings for commercial loans by performing quantitative validation of credit rating models used to assign the credit risk ratings

-	evaluating the methodology used for estimating the prepayments within the EAD models over the life of the loans

-	evaluating the methodology used to develop the qualitative factors, including consideration of uncertainties such as geopolitical risks, elevated inflation across different countries and resultant higher interest rates, decrease in global growth outlook across the world and India and the effect of those factors on the Collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative calculations.

We performed credit reviews for a selection of commercial loans to test the identification of the loans that do not share similar risk characteristics on account of credit deterioration, based on the ability of the borrower to repay the contractual amounts due to the Company, including considerations of both quantitative and qualitative criteria such as the account conduct, future prospects, repayment history and financial performance. For a selection of individually assessed commercial loans, we tested the measurement of the March 31, 2023 individual ACL by comparing the value of collateral to external appraisals or tested the projections of future cash flows by comparing them to historic performance and assessing them against current economic conditions.

Liabilities in respect to life insurance policies and amortization of deferred acquisition cost

As given in the consolidated financial statements, liabilities for life insurance policies in force is included in the total liabilities for policies in force of Rs. 2,388,674 million. As discussed in Note (22)(h)(i) of Schedule 18B to the consolidated financial statements, the significant difference between Indian GAAP and US GAAP in case of the life insurance affiliate includes the net income reconciling item on account of difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost Rs. 8,502.5 million.

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
July 28, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated profit and loss accounts and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements), and our report dated July 28th, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 28, 2023

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

		(Rs. in thousands)

		At
	Schedule	March 31, 2023	March 31, 2022

CAPITAL AND LIABILITIES

Capital	1	13,967,750	13,899,662
Employees stock options outstanding	1A	7,608,859	2,664,141
Reserves and surplus	2	2,123,401,284	1,803,961,070
Minority interest	2A	66,867,526	59,808,935
Deposits	3	12,108,321,521	10,913,657,932
Borrowings	4	1,890,618,073	1,616,026,828
Liabilities on policies in force		2,388,673,665	2,288,271,963
Other liabilities and provisions	5	985,446,292	828,083,306

TOTAL CAPITAL AND LIABILITIES		19,584,904,970	17,526,373,837

ASSETS

Cash and balances with Reserve Bank of India	6	686,489,413	1,096,307,069
Balances with banks and money at call and short notice	7	678,075,515	734,952,763
Investments	8	6,395,519,671	5,670,977,180
Advances	9	10,838,663,147	9,203,081,390
Fixed assets	10	109,690,036	106,054,107
Other assets	11	875,453,870	713,988,010
Goodwill on consolidation		1,013,318	1,013,318

TOTAL ASSETS		19,584,904,970	17,526,373,837

Contingent liabilities	12	50,359,511,032	45,523,411,167
Bills for collection		864,576,684	752,325,958
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

		(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2023	March 31, 2022	March 31, 2021

I. INCOME
Interest earned	13	1,210,668,098	954,068,654	891,626,638
Other income	14	651,119,912	621,294,514	720,295,282

TOTAL INCOME		1,861,788,010	1,575,363,168	1,611,921,920

II. EXPENDITURE
Interest expended	15	505,433,879	411,666,711	426,590,874
Operating expenses	16	824,390,232	731,517,275	762,716,696
Provisions and contingencies (refer note 18.6)		187,333,629	174,340,856	220,417,554

TOTAL EXPENDITURE		1,517,157,740	1,317,524,842	1,409,725,124

III.PROFIT/(LOSS)
Net profit for the year (before share in profit of associates and minority interest)		344,630,270	257,838,326	202,196,796
Add: Share of profit in associates		9,982,876	7,544,279	1,442,857
Net profit for the year before minority interest		354,613,146	265,382,605	203,639,653
Less: Minority interest		14,246,738	14,281,645	19,796,467
Net profit after minority interest		340,366,408	251,100,960	183,843,186
Profit brought forward		508,988,514	385,155,990	267,999,958

TOTAL PROFIT/(LOSS)		849,354,922	636,256,950	451,843,144

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		79,742,000	58,349,000	40,482,000
Transfer to/(from) Reserve Fund		..	..	(77,638)
Transfer to Capital Reserve		878,200	15,742,037	1,302,300
Transfer to Capital Redemption Reserve		..	..	..
Transfer to/(from) Investment Reserve Account		..	..	..
Transfer to/(from) Investment Fluctuation Reserve		1,043,810	3,828,798	(2,495,799)
Transfer to Special Reserve		26,254,000	15,328,500	10,943,500
Transfer to/(from) Revenue and other reserves		50,255,680	657,420	16,532,790
Dividend paid during the year		34,794,463	13,852,335	..
Balance carried over to balance sheet		656,386,769	528,498,860	385,155,990

TOTAL		849,354,922	636,256,950	451,843,143

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		48.86	36.21	27.26
Diluted (Rs.)		47.84	35.44	26.83
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

			(Rs. in thousands)

		Year ended
		March 31, 2023	March 31, 2022	March 31, 2021

Cash flow from/(used in) operating activities

Profit before taxes		458,300,782	335,675,367	240,486,799

Adjustments for:
Depreciation and amortisation		16,455,886	14,794,572	14,713,701
Net (appreciation)/depreciation on investments[1]		27,053,455	18,320,870	(22,476,697)
Provision in respect of non-performing and other assets		(3,653,501)	63,775,215	110,315,149
General provision for standard assets		4,898,941	4,065,438	1,569,050
Provision for contingencies & others		54,236,861	16,513,472	53,839,684
(Profit)/loss on sale of fixed assets		(542,579)	(56,635)	63,424
Employees stock options expense		5,180,508	2,669,253	77,611

	(i)	561,930,353	455,757,552	398,588,721

Adjustments for:
(Increase)/decrease in investments		(158,286,285)	(166,685,392)	90,478,662
(Increase)/decrease in advances		(1,638,931,648)	(1,349,047,011)	(968,932,842)
Increase/(decrease) in deposits		1,194,663,589	1,314,257,752	1,591,555,570
(Increase)/decrease in other assets		(166,076,201)	46,655,269	4,276,368
Increase/(decrease) in other liabilities and provisions		277,742,529	329,993,864	302,522,352

	(ii)	(490,888,016)	175,174,482	1,019,900,110

Refund/(payment) of direct taxes	(iii)	(108,754,258)	(49,817,733)	(38,335,863)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii))	(A)	(37,711,921)	581,114,301	1,380,152,968

Cash flow from/(used in) investing activities
Purchase of fixed assets		(24,676,808)	(18,599,746)	(16,882,058)
Proceeds from sale of fixed assets		2,874,176	1,174,397	121,649
(Purchase)/sale of held to maturity securities		(658,250,590)	(375,789,070)	(613,108,700)

Net cash flow from/(used in) investing activities	(B)	(680,053,222)	(393,214,419)	(629,869,109)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		9,420,691	7,979,764	154,600,321
Proceeds from long-term borrowings		417,361,966	356,976,668	294,215,131
Repayment of long-term borrowings		(268,917,978)	(346,030,278)	(527,734,115)
Net proceeds/(repayment) of short-term borrowings		124,836,960	169,436,188	(467,749,038)
Dividend paid		(34,794,463)	(13,852,335)	..

Net cash flow from/(used in) financing activities	(C)	247,907,176	174,510,007	(546,667,701)

Effect of exchange fluctuation on translation reserve	(D)	3,163,063	(1,268,443)	(6,440,073)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2023	March 31, 2022	March 31, 2021

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	(466,694,904)	361,141,446	197,176,085
Cash and cash equivalents at beginning of the year	1,831,259,832	1,475,705,302	1,278,529,217
Less: Reduction due to discontinuation of ICICI Lombard General Insurance Company Limited from consolidation during the year		(5,586,916)	..
Cash and cash equivalents at end of the year	1,364,564,928	1,831,259,832	1,475,705,302

1.	For the year ended March 31, 2021, includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet

SCHEDULE 1 - CAPITAL

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

Authorised capital
12,500,000,000 equity shares of Rs. 2 each (March 31, 2022: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
6,948,771,375 equity shares of Rs. 2 each (March 31, 2022: 6,915,992,387 equity shares)	13,897,543	13,831,985
Add: 34,044,356 equity shares of Rs. 2 each (March 31, 2022: 32,778,988 equity shares) issued during the year	68,088	65,558
	13,965,631	13,897,543

Add: Forfeited equity shares[1]	2,119	2,119

TOTAL CAPITAL	13,967,750	13,899,662

1.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

SCHEDULE 1A - Employees stock options outstanding

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

Opening Balance	2,664,141	31,010
Additions during the year[1]	5,172,383	2,642,190
Deductions during the year[2]	(227,665)	(9,059)
Closing Balance	7,608,859	2,664,141

1.	Represents cost of stock options amortised over the vesting period recognised during the year.

2.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options during the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

I. Statutory reserve
Opening balance	356,036,519	297,687,519
Additions during the year	79,742,000	58,349,000
Deductions during the year	..	..

Closing balance	435,778,519	356,036,519

II. Special reserve
Opening balance	133,978,000	118,649,500
Additions during the year	26,254,000	15,328,500
Deductions during the year	..	..

Closing balance	160,232,000	133,978,000

III. Securities premium
Opening balance	497,645,058	489,694,731
Additions during the year[1]	9,584,456	7,950,327
Deductions during the year	..	..

Closing balance	507,229,514	497,645,058

IV. Investment reserve account
Opening balance	..	..
Additions during the year	..	..
Deductions during the year	..	..

Closing balance	..	..

V. Investment fluctuation reserve[2]
Opening balance	20,714,999	16,886,201
Additions during the year	1,043,810	3,828,798
Deductions during the year	..	..

Closing balance	21,758,809	20,714,999

VI. Unrealised investment reserve[3]
Opening balance	(358,641)	(56,658)
Additions during the year	3,620	..
Deductions during the year	(874)	(301,983)

Closing balance	(355,895)	(358,641)

VII. Capital reserve
Opening balance	149,784,353	134,042,316
Additions during the year[4,5]	878,200	15,742,037
Deductions during the year	..	..

Closing balance[6]	150,662,553	149,784,353

VIII. Capital redemption reserve
Opening balance	3,500,000	3,500,000
Additions during the year	..	..
Deductions during the year	..	..

Closing balance	3,500,000	3,500,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

(Rs. in thousands)

	At
	March 31, 2023	March 31, 2022
IX. Foreign currency translation reserve
Opening balance	12,431,431	13,699,874
Additions during the year	3,163,063	599,449
Deductions during the year	..	(1,867,892)

Closing balance	15,594,494	12,431,431

X. Revaluation reserve
Opening balance	32,284,975	31,252,824
Additions during the year[7]	839,517	1,742,847
Deductions during the year[8]	(2,206,076)	(710,696)

Closing balance	30,918,416	32,284,975

XI. Revenue and other reserves
Opening balance	88,955,862	71,497,594
Additions during the year[9]	52,795,238	20,297,813
Deductions during the year[9]	(54,995)	(2,839,545)

Closing balance[10]	141,696,105	88,955,862

XII. Balance in profit and loss account[5]	656,386,769	528,498,860
Deductions during the year[11]	..	(19,510,346)
Balance in profit and loss account	656,386,769	508,988,514
TOTAL RESERVES AND SURPLUS	2,123,401,284	1,803,961,070

1.	Includes Rs. 9,576.3 million (March 31, 2022: Rs. 7,923.3 million) on exercise of employee stock options.

2.	Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

3.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

4.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

5.	The Bank had shifted certain securities from held-to-maturity category to available-for-sale category on May 3, 2017. RBI through its order dated May 3, 2021 has directed the Bank to appropriate the net profit made on sale of these investments during FY2018 to Capital Reserve. Accordingly, an amount of Rs. 15,091.1 million was transferred by the Bank from Balance in Profit and Loss account to Capital Reserve during FY2022.

6.	Includes capital reserve on consolidation amounting to Rs. 79.1 million (March 31, 2022: Rs. 79.1 million).

7.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

8.	Represents amount transferred from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

9.	Includes Rs. 1,482.1 million towards addition in fair value change account (March 31, 2022: reduction amounting to Rs. 2,471.4 million) of ICICI Prudential Life Insurance Company Limited.

10.	Includes unrealised profit/(loss), net of tax, of Rs.161.5 million (March 31, 2022: Rs. 206.4 million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

11.	Represents reduction due to discontinuation of ICICI Lombard General Insurance Company Limited from consolidation during FY2022.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

Opening minority interest	59,808,935	95,883,393
Subsequent increase/(decrease) during the year[1]	7,058,591	(36,074,458)
CLOSING MINORITY INTEREST	66,867,526	59,808,935

1.	FY2022 includes deduction of minority interest of Rs. 39,052.5 million relating to ICICI Lombard General Insurance Company Limited subsequent to ICICI Lombard General Insurance Company Limited being ceased to be a subsidiary.

SCHEDULE 3 - DEPOSITS

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

A. I. Demand deposits
i) From banks	49,978,962	79,321,836
ii) From others	1,608,349,299	1,554,865,124
II. Savings bank deposits	3,848,298,564	3,670,305,566
III. Term deposits
i) From banks	113,475,314	71,532,495
ii) From others	6,488,219,382	5,537,632,911

TOTAL DEPOSITS	12,108,321,521	10,913,657,932

B . I. Deposits of branches in India	11,638,079,242	10,527,203,264
II. Deposits of branches/subsidiaries outside India	470,242,279	386,454,668

TOTAL DEPOSITS	12,108,321,521	10,913,657,932

SCHEDULE 4 - BORROWINGS

	(Rs. in thousands)

	At
	March 31, 2023	March 31, 2022

I. Borrowings In India
i) Reserve Bank of India[1]	18,899,200	..
ii) Other banks	71,911,178	50,892,853
iii) Financial institutions[2]	608,942,331	323,264,820
iv) Borrowings in the form of
a) Deposits	36,624,470	31,004,597
b) Commercial paper	98,022,849	90,353,072
c) Bonds and debentures (excluding subordinated debt)	506,782,072	430,564,188
v) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	51,400,000	66,950,000
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	53,206,653	93,504,927

TOTAL BORROWINGS IN INDIA	1,445,788,753	1,086,534,457

II. Borrowings outside India
i) Capital instruments

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

(Rs. in thousands)

At
March 31, 2023	March 31, 2022

Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	5,962,274	5,529,406
ii) Bonds and notes	133,419,412	181,504,693
iii) Other borrowings	305,447,634	342,458,272

TOTAL BORROWINGS OUTSIDE INDIA	444,829,320	529,492,371

TOTAL BORROWINGS	1,890,618,073	1,616,026,828

1.    Represents borrowings made under Liquidity Adjustment Facility (LAF) and Standing Liquidity Facility (SLF).

2.    Includes borrowings made by the Group under repo and refinance.

3.    Secured borrowings in I and II above amounting to Rs. 239,969.1 million (March 31, 2022: Rs. 232,515.3 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

		(Rs. in thousands)
		At
		March 31, 2023	March 31, 2022

I.	Bills payable	136,037,076	130,686,122
II.	Inter-office adjustments (net)	3,228,016	4,418,106
III	Interest accrued	33,390,137	27,524,211
IV	Sundry creditors	242,830,603	206,506,321
V.	General provision for standard assets	49,946,771	44,586,271
VI.	Unrealised loss on foreign exchange and derivative contracts	183,764,747	112,918,929
VI	Others (including provisions)[1]	336,248,942	301,443,346

	TOTAL OTHER LIABILITIES AND PROVISIONS	985,446,292	828,083,306

1.	Includes contingency provision of the Bank amounting to Rs. 131,000.0 million (March 31, 2022: Rs. 74,500.0 million) and specific provision for standard loans amounting to Rs. 14,946.9 million (March 31, 2022: Rs. 30,203.0 million) by the Bank.

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022
I. Cash in hand (including foreign currency notes)	86,812,982	72,274,785
II. Balances with Reserve Bank of India
a) In current account	480,256,431	530,012,284
b) In other accounts[1]	119,420,000	494,020,000

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	686,489,413	1,096,307,069

1.	Represents lending under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022
I. In India
i) Balances with banks
a) in current accounts	3,103,280	2,150,158
b) in other deposit accounts	107,287,660	58,739,519
ii) Money at call and short notice
a) with banks	8,217,000	..
b) with other institutions[1]	59,652,392	58,284,515

TOTAL	178,260,332	119,174,192

II. Outside India
i) in current accounts	310,635,743	332,048,410
ii) in other deposit accounts	26,782,094	179,630,804
iii) Money at call and short notice	162,397,346	104,099,357

TOTAL	499,815,183	615,778,571

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	678,075,515	734,952,763

1. Includes lending under reverse repo.

SCHEDULE 8 - INVESTMENTS

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

I. Investments in India [net of provisions]
i) Government securities	3,960,623,208	3,255,021,732
ii) Other approved securities	..	..
iii) Shares (includes equity and preference shares)	127,225,123	131,221,761
iv) Debentures and bonds (including commercial paper and certificate of deposits)	526,539,870	415,992,085
v) Assets held to cover linked liabilities of life insurance business[1]	1,440,580,565	1,508,663,020
vi) Cost of equity investment in associates[2]	20,040,640	20,040,640
vii) Others (mutual fund units, pass through certificates, security receipts, and other related investments)[3]	172,557,780	134,270,515

TOTAL INVESTMENTS IN INDIA	6,247,567,186	5,465,209,753

II. Investments outside India [net of provisions]
i) Government securities	89,972,472	152,078,246
ii) Others (equity shares, bonds and certificate of deposits)	57,980,013	53,689,181

TOTAL INVESTMENTS OUTSIDE INDIA	147,952,485	205,767,427

TOTAL INVESTMENTS	6,395,519,671	5,670,977,180

A. Investments in India
Gross value of investments[1]	6,275,011,504	5,486,621,394
Less: Aggregate of provision/depreciation/(appreciation)	27,444,318	21,411,641

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

(Rs. in thousands)
At
March 31, 2023	March 31, 2022

Net investments	6,247,567,186	5,465,209,753

B. Investments outside India
Gross value of investments	153,368,477	208,954,192
Less: Aggregate of provision/depreciation/(appreciation)	5,415,992	3,186,765

Net investments	147,952,485	205,767,427

TOTAL INVESTMENTS	6,395,519,671	5,670,977,180

1.	Includes net appreciation amounting to Rs.169,588.6 million (March 31, 2022: Rs. 244,271.4 million) on investments held to cover linked liabilities of life insurance business.

2.	Includes goodwill on consolidation of associates amounting to Rs. 221.9 million (March 31, 2022: Rs. 221.9 million).

3.	Includes share in networth of associates as per equity method as prescribed by AS 23.

SCHEDULE 9 - ADVANCES (net of provisions)

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

A. i) Bills purchased and discounted[1]	497,557,667	482,956,949
ii) Cash credits, overdrafts and loans repayable on demand	2,866,747,206	2,342,314,744
iii) Term loans	7,474,358,274	6,377,809,697

TOTAL ADVANCES	10,838,663,147	9,203,081,390

B. i) Secured by tangible assets (includes advances against book debts)	7,713,019,424	6,701,716,660
ii) Covered by bank/government guarantees	159,202,710	185,673,079
iii) Unsecured	2,966,441,013	2,315,691,651

TOTAL ADVANCES	10,838,663,147	9,203,081,390

C. I. Advances in India
i) Priority sector	2,807,812,582	2,491,680,887
ii) Public sector	516,152,443	483,782,406
iii ) Banks	7,698,171	432,346
iv) Others	6,769,499,593	5,417,164,764

TOTAL ADVANCES IN INDIA	10,101,162,789	8,393,060,403

II. Advances outside India
i) Due from banks	8,076,480	7,165,905
ii) Due from others
a) Bills purchased and discounted	152,553,948	175,464,049
b) Syndicated and term loans	245,267,859	235,061,192
c) Others	331,602,071	392,329,841

TOTAL ADVANCES OUTSIDE INDIA	737,500,358	810,020,987

TOTAL ADVANCES	10,838,663,147	9,203,081,390

1.	Net of bills re-discounted amounting to Rs. 10,000.0 million (March 31, 2022: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

I. Premises Gross block
At cost at March 31 of preceding year	94,345,827	95,782,081
Additions during the year[1]	2,793,216	3,334,955
Deductions during the year	(2,798,606)	(4,771,209)
Closing balance	94,340,437	94,345,827

Depreciation
At March 31of preceding year	23,514,011	21,854,971
Charge during the year[2]	2,486,973	2,375,067
Deductions during the year	(455,659)	(716,027)
Total depreciation	25,545,325	23,514,011

Net block[3]	68,795,112	70,831,816

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	98,784,940	97,137,491
Additions during the year	18,437,437	15,252,194
Deductions during the year	(6,219,745)	(13,604,745)
Closing balance	111,002,632	98,784,940

Depreciation
At March 31 of preceding year	66,817,309	66,259,069
Charge during the year	12,459,081	10,737,093
Deductions during the year	(6,101,926)	(10,178,853)
Total depreciation	73,174,464	66,817,309

Net block	37,828,168	31,967,631

III. Lease assets Gross block
At cost at March 31 of preceding year	17,890,746	17,735,221
Additions during the year	11,660	155,525
Deductions during the year	..	..
Closing balance[4]	17,902,406	17,890,746

Depreciation
At March 31 of preceding year	14,636,086	14,448,172
Charge during the year	199,564	187,914
Deductions during the year	..	..
Total depreciation, accumulated lease adjustment and provisions	14,835,650	14,636,086

Net block	3,066,756	3,254,660

TOTAL FIXED ASSETS	109,690,036	106,054,107

1.	Includes net revaluation gain amounting to Rs. 811.7 million (March 31, 2022: Rs. 1,742.8 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Including depreciation charge on account of revaluation of Rs. 755.2 million for the year ended March 31, 2023 (year ended March 31, 2022: Rs. 703.1 million).

3.	Includes assets amounting to Rs. 428.8 million of the Bank (March 31, 2022: Rs. 558.5 million) which are held for sale.

4.	Includes assets taken on lease by the Bank amounting to Rs. 1,187.8 million (March 31, 2022: Rs. 1,176.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

I. Inter-office adjustments (net)	..	..
II. Interest accrued	151,100,647	108,389,915
III. Tax paid in advance/tax deducted at source (net)	20,372,701	26,241,723
IV. Stationery and stamps	379,124	337,907
V. Non-banking assets acquired in satisfaction of claims[1,2]	..	..
VI. Advance for capital assets	9,009,963	4,460,876
VII. Deposits	54,892,587	40,100,556
VIII. Deferred tax asset (net) (refer note 18.9)	76,194,441	79,484,847
IX. Deposits in Rural Infrastructure and Development Fund	216,216,187	264,194,161
X. Unrealised gain on foreign exchange and derivative contracts	178,022,993	105,347,160
XI. Others	169,265,227	85,430,865

TOTAL OTHER ASSETS	875,453,870	713,988,010

1.	No assets were sold by the Bank during the year ended March 31, 2023 (year ended March 31, 2022: Rs. 563.6 million).

2.	Net of provision held by the Bank amounting to Rs. 29,011.8 million (March 31, 2022: Rs. 29,011.8 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

	(Rs. in thousands)
	At
	March 31, 2023	March 31, 2022

I. Claims against the Group not acknowledged as debts	88,006,837	89,527,688
II. Liability for partly paid investments	4,790,087	7,009,157
III. Liability on account of outstanding forward exchange contracts[1]	15,492,543,076	10,757,369,659
IV. Guarantees given on behalf of constituents
a) In India	1,102,115,003	877,490,076
b) Outside India	134,004,861	158,594,796
V. Acceptances, endorsements and other obligations	435,202,811	458,778,736
VI. Currency swaps[1]	570,626,929	502,108,785
VII. Interest rate swaps, currency options and interest rate futures[1]	32,435,271,591	32,634,035,960
VIII. Other items for which the Group is contingently liable	96,949,837	38,496,310

TOTAL CONTINGENT LIABILITES	50,359,511,032	45,523,411,167

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 13 - INTEREST EARNED

	(Rs. in thousands)
	Year ended
	March 31, 2023	March 31, 2022	March 31, 2021

I. Interest/discount on advances/bills	879,292,351	668,865,377	602,616,872
II. Income on investments (including dividend)	279,050,297	219,906,420	232,642,538
III. Interest on balances with Reserve Bank of India and other inter-bank funds	23,054,570	18,195,960	18,817,238
IV. Others[1,2]	29,270,880	47,100,897	37,549,990

TOTAL INTEREST EARNED	1,210,668,098	954,068,654	891,626,638

1.	Includes interest on income tax refunds amounting to Rs. 1,203.2 million (March 31, 2022: Rs. 2,434.3 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

	(Rs. in thousands)
	Year ended

	March 31, 2023	March 31, 2022	March 31, 2021

I. Commission, exchange and brokerage	196,484,672	172,883,870	140,230,546
II. Profit/(loss) on sale of investments (net)[1]	12,730,117	23,145,295	81,257,186
III. Profit/(loss) on revaluation of investments (net)	(1,317,590)	1,981,586	(1,433,237)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	542,579	56,635	(63,424)
V. Profit/(loss) on exchange/derivative transactions (net)	30,509,008	29,933,143	19,721,169
VI. Premium and other operating income from insurance business	411,367,848	389,595,741	479,230,586
VII. Miscellaneous income (including lease income)	803,278	3,698,244	1,352,456

TOTAL OTHER INCOME	651,119,912	621,294,514	720,295,282

1.	For the year ended March 31, 2021 includes gain on sale of a part of equity investment in ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited.

2.	Includes profit/(loss) on sale of assets given on lease.

SCHEDULE 15 - INTEREST EXPENDED

	(Rs. in thousands)
	Year ended

	March 31, 2023	March 31, 2022	March 31, 2021

I. Interest on deposits	394,765,407	336,132,833	337,196,585
II. Interest on Reserve Bank of India/inter-bank borrowings	13,380,975	4,402,009	12,001,131
III. Others (including interest on borrowings of erstwhile ICICI Limited)	97,287,497	71,131,869	77,393,158

TOTAL INTEREST EXPENDED	505,433,879	411,666,711	426,590,874

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

	(Rs. in thousands)
	Year ended

	March 31, 2023	March 31, 2022	March 31, 2021

I. Payments to and provisions for employees[1]	152,341,687	123,416,025	110,509,051
II. Rent, taxes and lighting[2]	15,846,567	14,085,917	13,829,516
III. Printing and stationery	2,713,187	2,232,877	2,067,614
IV. Advertisement and publicity	32,807,911	23,313,796	29,981,392
V. Depreciation on property	14,946,054	13,112,160	13,266,867
VI. Depreciation (including lease equalisation) on leased assets	199,538	187,914	133,877
VII. Directors' fees, allowances and expenses	137,405	123,496	125,453
VIII. Auditors' fees and expenses	248,666	219,598	295,992
IX. Law charges	1,771,894	1,707,140	2,076,875
X. Postages, courier, telephones, etc.	7,475,175	7,092,062	5,884,269
XI. Repairs and maintenance	34,644,161	26,994,748	21,785,244
XII. Insurance	14,788,575	13,025,817	9,893,192
XIII. Direct marketing agency expenses	32,599,179	25,697,664	18,938,669
XIV. Claims and benefits paid pertaining to insurance business	53,426,955	59,037,802	98,926,518
XV. Other expenses pertaining to insurance business[3]	363,124,210	339,724,982	371,586,730
XVI. Other expenditure[4]	97,319,068	81,545,277	63,415,437
TOTAL OPERATING EXPENSES	824,390,232	731,517,275	762,716,696

1.	For the year ended March 31, 2022, includes impact of Rs. 2,642.2 million for the Bank due to change in accounting policy from intrinsic value method to fair value method for all stock options granted after March 31, 2021 under the Bank's Employee Stock Option Scheme.

2.	Includes lease expense amounting to Rs. 12,512.8 million (March 31, 2022: Rs. 11,389.0 million).

3.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

4.	Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to Rs. 15,035.2 million (March 31, 2022: Rs. 13,206.1 million).

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

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on ‘Consolidated Financial Statements’. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company balances and transactions with subsidiaries and entities consolidated as per AS 21 have been eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	74.85%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management and Points of Presence	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.27%
14.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
15.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
16.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
17.	ICICI Lombard General Insurance Company Limited[3]	India	Associate	General insurance	48.02%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	42.33%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV3	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[3]	India	Associate	Software company	19.98%
1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

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

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income on discounted instruments is recognised over the tenure of the instrument.

c)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f)	Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g)	Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h)	Fund management and portfolio management fees are recognised on an accrual basis.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

i)	The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight line basis over one year.

j)	All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

k)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

l)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

m)	Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

n)	In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Securities Limited

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

ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited have also formulated similar stock option schemes for their employees for grant of equity shares of their

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

respective companies. The intrinsic value method is followed by them to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

The banking subsidiaries namely, ICICI Bank UK PLC and ICICI Bank Canada, account for the cost of the options granted to employees by ICICI Bank using the fair value method as followed by the Bank.

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

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

intimated. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

6.	Liability for life policies in force

In the case of life insurance business, the actuarial liabilities for life policies in force and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, and regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance Notes and Actuarial Practice Standards of the Institute of Actuaries of India.

7.	Actuarial method and valuation

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

The interest rates used for valuing the liabilities are in the range of 4.99% to 6.58% per annum (previous year – 3.67% to 6.30% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ult.” mortality table for assurances and “Indian Individual Annuitant’s Mortality Table (2012-15)” table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.90% per annum (previous year – 4.59%).

8.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

9.	Employee benefits

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

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

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

10.	Provisions, contingent liabilities and contingent assets

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

11.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

12.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation.

a.	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

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

c.	Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities.

d.	Costs including brokerage and commission pertaining to investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments are charged to the profit and loss account.

e.	Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided. Non-performing investments are identified based on the RBI guidelines.

f.	HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

g.	AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

h.	The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘AFS’ and ‘HFT’ categories is as per the rates published by FBIL. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

i.	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

j.	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Rs. 1, as per RBI guidelines.

k.	The units of Venture Capital Funds (VCFs) are valued at the net asset value (NAV) declared by the VCF. If the latest balance sheet is not available continuously for more than 18 months, the units of VCF are valued at Rs. 1, as per RBI guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

l.	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided.

m.	Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

n.	Gain/loss on sale of investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the RBI Guidelines.

o.	The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

p.	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii)	The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/’Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in their reserves. Further unrealised gain/loss on investment in ‘HFT’/’Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/’amortised cost’ category are carried at amortised cost.

In the case of life insurance business, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016, and various other circulars/notifications issued by the IRDAI in this context from time to time.

vi)	Valuation of investments (other than linked business) is done on the following basis:

a.	All debt securities including government securities and redeemable preference shares are considered as ‘held to maturity’ and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE). Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity share are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower.

c.	Mutual fund units are valued based on the previous day’s net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ and ‘Liabilities on policies in force’ in the balance sheet for Shareholders’ fund and Policyholders’ fund respectively for life insurance business.

The Bank’s life insurance subsidiary assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account. The previously impaired loss is also reversed on disposal/realisation of securities and results thereon are recognised.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 21.95% of the total investments at March 31, 2023.

13.	Provisions/write-offs on loans and other credit facilities

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

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. Provisions on homogeneous non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

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

The Bank, on prudent basis, has made contingency provision on certain loan portfolios, including borrowers who had taken moratorium at any time during FY2021 under the extant RBI guidelines related to Covid-19 regulatory package. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Schedule 5 - Other Liabilities and Provisions’.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 5.95% of the total loans at March 31, 2023.

14.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

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

15.	Fixed assets

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

In case of the Bank, assets individually costing up to Rs 5,000/- are depreciated fully in the year of acquisition. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

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

16.	Foreign exchange and derivative contracts

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

17.	Impairment of assets

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

18.	Lease transactions

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

21.	Share issue expenses

Share issue expenses are deducted from Share Premium Account in terms of Section 52 of the Companies Act, 2013.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

SCHEDULE 18: NOTES FORMING PART OF THE ACCOUNTS

A. The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines.

1.	Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data
	Year ended March 31, 2023	Year ended March 31, 2022
Net profit/(loss) attributable to equity share holders	340,366.4	251,101.0
Nominal value per share (Rs.)	2.00	2.00
Basic earnings per share (Rs.)	48.86	36.21
Effect of potential equity shares (Rs.)	(1.02)	(0.77)
Diluted earnings per share (Rs.)[1]	47.84	35.44
Reconciliation between weighted shares used in computation of basic and diluted earnings per share
Basic weighted average number of equity shares outstanding	6,966,305,957	6,933,652,636
Add: Effect of potential equity shares	138,684,400	142,291,212
Diluted weighted average number of equity shares outstanding	7,104,990,357	7,075,943,848

1. The dilutive impact is due to options granted to employees by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited	Associate
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	ICICI Merchant Services Private Limited	Associate
7.	I-Process Services (India) Private Limited	Associate
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Other related entity

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	● Ms. Mona Bakhshi ● Mr. Shivam Bakhshi ● Ms. Aishwarya Bakshi ● Ms. Esha Bakhshi ● Ms. Minal Bakhshi ● Mr. Sameer Bakhshi ● Mr. Ritwik Thakurta ● Mr. Ashwin Pradhan ● Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi	● Ms. Mitul Bagchi ● Mr. Aditya Bagchi ● Mr. Shishir Bagchi ● Mr. Arun Bagchi
3.	Mr. Sandeep Batra	● Mr. Pranav Batra ● Ms. Arushi Batra ● Mr. Vivek Batra ● Ms. Veena Batra
4.	Mr. Rakesh Jha (w.e.f September 2, 2022)	● Mr. Narendra Kumar Jha ● Mr. Navin Ahuja ● Mr. Sharad Bansal ● Ms. Aparna Ahuja ● Ms. Apoorva Jha Bansal ● Ms. Pushpa Jha ● Ms. Sanjali Jha ● Ms. Swati Jha

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
5.	Ms. Vishakha Mulye (upto May 31, 2022)	● Mr. Vivek Mulye ● Ms. Vriddhi Mulye ● Mr. Vighnesh Mulye ● Dr. Gauresh Palekar ● Ms. Shalaka Gadekar ● Dr. Nivedita Palekar

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

		Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Interest income	438.0	516.9
Associates/others	434.8	510.9
Key management personnel	3.2	6.0

Income from services rendered	1,422.7	1,215.7
Associates/others	1,419.9	1,214.0
Key management personnel	0.9	1.2
Relatives of key management personnel	1.9	0.5

Gain/(loss) on forex and derivative transactions (net)	50.8	36.6
Associates/others	50.8	36.6

Income from shared services	326.5	369.2
Associates/others	326.5	369.2

Dividend income	2,347.1	1,993.3
Associates/others	2,347.1	1,993.3

Insurance claims received	163.0	229.6
Associates/others	163.0	229.6

Interest expense	225.7	199.0
Associates/others	205.2	192.2
Key management personnel	15.3	4.8
Relatives of key management personnel	5.2	2.0

Expenses for services received	15,702.6	12,297.3
Associates/others	15,702.6	12,297.3

Insurance premium paid	3,544.6	3,222.4
Associates/others	3,544.6	3,222.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022

Expenses for shared services and other payments	0.8	0.8
Associates/others	0.8	0.8

Insurance claims paid	19.0	42.6
Associates/others	18.5	42.1
Key management personnel	0.5	0.5

CSR related reimbursement of expenses	4,441.1	2,239.2
Associates/others	4,441.1	2,239.2

Donation given	564.5	486.4
Associates/others	564.5	486.4

Purchase of investments	1,634.0	1,766.5
Associates/others	1,634.0	1,766.5

Sale of Investments	31,667.3	8,286.9
Associates/others	31,667.3	8,286.9

Investments in the securities issued by related parties	1,850.0	1,000.0
Associates/others	1,850.0	1,000.0

Issuance of securities to related parties	1,000.0	..
Associates/others	1,000.0	..

Redemption/buyback of Investments	1,615.5	..
Associates/others	1,615.5	..

Purchase of fixed assets	3.4	4.8
Associates/others	3.4	4.8

Insurance premium received	58.7	75.8
Associates/others	55.3	67.1
Key management personnel	2.6	3.5
Relatives of key management personnel	0.8	5.2

Remuneration to wholetime directors[2]	336.6	267.6
Key management personnel	336.6	267.6

Dividend paid	3.9	2.5
Key management personnel	3.2	2.5
Relatives of key management personnel	0.7	0.0

Value of ESOPs exercised	306.2	394.2
Key management personnel	306.2	394.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Sale of fixed assets	0.2	..
Key management personnel	0.2	..

1.	0.0 represents insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

			Rs. in million
Particulars		Year ended March 31, 2023	Year ended March 31, 2022
Interest income
1	India Infradebt Limited	421.2	505.4
Income from services rendered
1	ICICI Lombard General Insurance Company Limited	1,267.5	1,066.5
Gain/(loss) on forex and derivative transactions (net)
1	ICICI Lombard General Insurance Company Limited	50.8	36.6
Income from shared services
1	ICICI Lombard General Insurance Company Limited	262.0	314.6
2	ICICI Foundation for Inclusive Growth	37.2	38.7
Dividend income
1	ICICI Lombard General Insurance Company Limited	2,240.5	1,886.8
Insurance Claims received
1	ICICI Lombard General Insurance Company Limited	163.0	229.6
Interest expense
1	ICICI Lombard General Insurance Company Limited	140.5	163.6
2	ICICI Merchant Services Private Limited	25.9	8.3
Expenses for services received
1	I-Process Services (India) Private Limited	10,406.6	8,450.4
2	ICICI Merchant Services Private Limited	5,226.6	3,790.0
Insurance Premium paid
1	ICICI Lombard General Insurance Company Limited	3,544.6	3,222.4
Expenses for shared services and other payments
1	ICICI Lombard General Insurance Company Limited	0.8	0.8
Insurance claims paid
1	ICICI Lombard General Insurance Company Limited	16.2	42.1
2	ICICI Foundation for Inclusive Growth	2.3	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022

CSR related reimbursement of expenses
1	ICICI Foundation for Inclusive Growth	4,441.1	2,239.2
Donation given
1	ICICI Foundation for Inclusive Growth	564.5	486.4
Purchase of investments
1	ICICI Lombard General Insurance Company Limited	1,634.0	1,766.5
Sale of Investments
1	ICICI Lombard General Insurance Company Limited	24,647.6	6,776.2
2	India Infradebt Limited	7,019.7	1,510.7
Investments in the securities issued by related parties
1	India Infradebt Limited	1,850.0	1,000.0
Issuance of securities to related parties
1	ICICI Lombard General Insurance Company Limited	1,000.0	..
Redemption/buyback of investments
1	ICICI Lombard General Insurance Company Limited	1,615.5	..
Purchase of fixed assets
1	Arteria Technologies Private Limited	3.2	1.7
2	ICICI Lombard General Insurance Company Limited	0.1	3.1
Insurance premium received
1	ICICI Lombard General Insurance Company Limited	54.1	47.9
2	ICICI Foundation for Inclusive Growth	0.7	18.6
Remuneration to wholetime directors[2]
1	Mr. Sandeep Bakhshi[3]	95.7	73.7
2	Mr. Anup Bagchi	86.5	66.3
3	Mr. Sandeep Batra[3]	85.3	64.0
4	Mr. Rakesh Jha	45.9	N.A.
5	Ms. Vishakha Mulye	23.2	63.6
Dividend paid
1	Mr. Sandeep Bakhshi	1.8	0.4
2	Mr. Anup Bagchi	0.0	0.1
3	Mr. Sandeep Batra	0.6	0.2
4	Mr. Rakesh Jha	0.7	N.A.
5	Ms. Vishakha Mulye	N.A.	1.8
6	Mr. Shivam Bakhshi	0.4	0.0
Value of ESOPs exercised
1	Mr. Sandeep Bakhshi	27.2	277.1
2	Mr. Anup Bagchi	183.2	56.0
3	Mr. Sandeep Batra	22.0	4.8
4	Ms. Vishakha Mulye	73.8	56.3
Sale of fixed assets
1	Mr. Rakesh Jha	0.1	..
2	Ms. Vishakha Mulye	0.1	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

1.	0.0 represents insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised, and includes performance bonus paid during the period.

3.	Includes remuneration received from ICICI Prudential Life Insurance Company Limited relating to the period of his service with that company.

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

		Rs. in million
Items	At March 31, 2023	At March 31, 2022
Deposits with the Group	2,960.0	3,591.0
Associates/others	2,603.0	3,424.7
Key management personnel	260.7	125.1
Relatives of key management personnel	96.3	41.2

Payables	3,718.3	3,482.7
Associates/others	3,716.9	3,482.6
Key management personnel	0.4	0.0
Relatives of key management personnel	1.0	0.1

Investments of the Group	24,863.5	24,773.8
Associates/others	24,863.5	24,773.8

Investments of related parties in the Group	1,601.3	2,104.6
Associates/others	1,600.0	2,100.0
Key management personnel	1.1	2.1
Relatives of key management personnel	0.2	2.5

Advances by the Group	277.4	267.1
Associates/others	191.3	127.7
Key management personnel	85.7	139.1
Relatives of key management personnel	0.4	0.3

Receivables	1,538.9	1,927.9
Associates/others	1,538.9	1,927.9

Guarantees issued by the Group	63.1	59.0
Associates/others	63.1	59.0

1.	0.0 represents insignificant amount.

V.	Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

		Rs. in million
Items	Year ended March 31, 2023	Year ended March 31, 2022
Deposits with the Group
Key management personnel	420.7	277.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Items	Year ended March 31, 2023	Year ended March 31, 2022
Relatives of key management personnel	266.6	176.5
Payables[1]
Key management personnel	0.4	0.1
Relatives of key management personnel	1.0	0.1
Investments of related parties in the Group[1]
Key management personnel	1.9	3.0
Relatives of key management personnel	0.3	2.5
Advances by the Group
Key management personnel	139.2	269.2
Relatives of key management personnel	2.3	1.9

1.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

3.	Employee Stock Option Scheme (ESOS)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed 5 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted in May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

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

The exercise price of the Bank’s options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs.175.82. This exercise price was the average

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

closing price on the stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2023 was Rs. 291.15 (year ended March 31, 2022: Rs. 227.75).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Risk-free interest rate	5.99% to 7.37%	5.34% to 6.53%
Expected term	3.23 to 5.23 years	3.55 to 5.55 years
Expected volatility	34.79% to 38.98%	35.38% to 39.41%
Expected dividend yield	0.27% to 0.72%	0.18% to 0.30%

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

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2023		Year ended March 31, 2022
	Number of options	Weighted average exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	237,197,999	310.82	246,590,972	276.14
Add: Granted during the year	25,793,500	747.92	25,550,350	570.43
Less: Lapsed during the year, net of re-issuance	3,921,340	568.36	2,164,335	444.41
Less: Exercised during the year	34,044,356	276.72	32,778,988	243.44
Outstanding at the end of the year	225,025,803	361.60	237,197,999	310.82
Options exercisable	172,938,533	289.69	177,170,739	264.69

The following table sets forth, the summary of stock options outstanding at March 31, 2023.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-199	7,202,993	160.84	1.85
200-399	145,129,078	267.52	4.37
400-599	48,347,432	479.32	4.15

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
600-799	24,274,900	747.62	6.17
800-899	71,400	862.88	6.58

The following table sets forth, the summary of stock options outstanding at March 31, 2022.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	11,245,113	160.69	2.52
200-399	171,000,375	267.10	5.30
400-599	54,887,211	477.26	5.11
600-799	46,300	737.63	6.63
800-899	19,000	810.25	6.92

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2023 was Rs. 832.00 (year ended March 31, 2022: Rs. 703.14).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2023 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2023		Year ended March 31, 2022
	Number of options	Weighted average exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	20,184,630	404.87	17,175,700	389.25
Add: Granted during the year	5,227,730	541.00	5,061,600	453.05
Less: Forfeited/lapsed during the year	199,690	461.18	735,800	412.86
Less: Exercised during the year	1,270,555	384.94	1,316,870	381.95
Outstanding at the end of the year	23,942,115	435.18	20,184,630	404.87
Options exercisable	13,559,815	395.34	7,991,235	390.40

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2023.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	8,825,615	379.70	3.20
400-499	9,896,370	428.41	5.27
500-599	5,165,630	541.00	6.10
600-699	54,500	619.43	5.06

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2022.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	10,048,090	379.99	4.20
400-499	10,076,540	428.40	6.30
600-699	60,000	620.05	6.80

ICICI Securities:

ICICI Securities Limited has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2023 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2023		Year ended March 31, 2022
	Number of options	Weighted average exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	2,939,279	342.43	2,528,350	295.92
Add: Granted during the year	1,657,700	624.68	953,000	426.91
Less: Forfeited/lapsed during the year	263,980	514.77	93,000	389.72
Less: Exercised during the year	186,455	305.89	449,071	250.08
Outstanding at the end of the year	4,146,544	445.94	2,939,279	342.43
Options exercisable	1,588,294	306.03	2,041,139	305.12

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2023.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	696,230	221.45	3.10
250-299	37,730	256.55	2.98
350-399	1,127,904	361.00	4.13
400-449	749,880	424.60	5.10
500-549	4,700	512.10	6.81
600-649	1,523,800	625.00	6.05
750-799	6,300	774.60	5.30

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2022.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	790,000	221.45	5.06
250-299	37,730	256.55	4.55
300-399	1,212,149	361.00	6.10
400-449	888,900	424.60	7.06
450-499	4,200	468.10	6.58
750-799	6,300	774.60	7.30

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

		Rs. in million
Particulars	At March 31, 2023	At March 31, 2022
At cost at March 31 of preceding year	33,010.5	35,196.2
Less: Reduction on account of discontinuation of ICICI Lombard General Insurance Company Limited from consolidation	..	(6,470.5)
Adjusted cost at March 31 of preceding year	33,010.5	28,725.7
Additions during the year	5,480.1	4,658.3
Deductions during the year	(2,258.2)	(373.5)
Depreciation to date	(26,065.1)	(24,086.0)
Net block	10,167.3	8,924.5

5.	Assets on lease

5.1	Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

		Rs. in million
Particulars	At March 31, 2023	At March 31, 2022
Not later than one year	924.1	681.4
Later than one year and not later than five years	1,443.2	1,501.9
Later than five years	396.2	567.0
Total	2,763.5	2,750.3

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year is Rs. 1,064.3 million (Year ended March 31, 2022 Rs. 993.4 million).

5.2	Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

		Rs. in million
Particulars	At March 31, 2023	At March 31, 2022
A.Total minimum lease payments outstanding
Not later than one year	271.3	269.2
Later than one year and not later than five years	596.1	792.3
Later than five years	14.9	76.4
Total	882.3	1,137.9
B.Interest cost payable

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	At March 31, 2023	At March 31, 2022
Not later than one year	70.0	92.5
Later than one year and not later than five years	83.3	146.8
Later than five years	0.5	3.8
Total	153.8	243.1
C.Present value of minimum lease payments payable(A-B)
Not later than one year	201.3	176.7
Later than one year and not later than five years	512.8	645.5
Later than five years	14.4	72.6
Total	728.5	894.8

5.3	Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

		Rs. in million
Particulars	At March 31, 2023	At March 31, 2022
Future minimum lease receipts
Present value of lease receipts	50.2	416.5
Unmatured finance charges	2.0	13.9
Sub total	52.2	430.4
Less: collective provision	(0.2)	(0.5)
Total	52.0	429.9

Maturity profile of future minimum lease receipts
- Not later than one year	19.0	237.8
- Later than one year and not later than five years	33.2	192.6
- Later than five years	..	..
Total	52.2	430.4
Less: collective provision	(0.2)	(0.5)
Total	52.0	429.9

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

		Rs. in million
Particulars	At March 31, 2023	At March 31, 2022
Maturity profile of future present value of finance lease receipts
- Not later than one year	17.7	229.6
- Later than one year and not later than five years	32.5	186.9
- Later than five years	..	..
Total	50.2	416.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Less: collective provision	(0.2)	(0.5)
Total	50.0	416.0

6.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

		Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Provision for depreciation of investments	13,917.0	5,412.3
Provision towards non-performing and other assets	(3,653.5)	63,775.2
Provision towards income tax
- Current	114,564.4	74,044.5
- Deferred	3,370.0	10,529.9
Other provisions and contingencies[1,2]	59,135.7	20,579.0
Total provisions and contingencies	187,333.6	174,340.9

1.	Includes contingency provision made amounting to Rs. 56,500.0 million made by the Bank on a prudent basis (March 31, 2022: write-back of provision of Rs. 250.0 million).

2.	Includes general provision made towards standard assets, provision on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

During fiscal 2023, the Directorate General of GST Intelligence initiated an inquiry into goods and service tax (GST) credit availed on certain expenses incurred by the ICICI Prudential Life Insurance Company Ltd. (the Company).

Subsequently, in June 2023, the Company received show cause cum demand notice for Rs. 4,920.6 million from the Directorate General of GST Intelligence. The matter largely relates to an industry wide issue of input tax credit and the Company believes that it has availed eligible input GST credit in compliance with the provisions of the Central Goods and Service Tax Act, 2017 and other applicable laws. The Company is in the process of sending a response and will contest the matter.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

7.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

		Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	18,661.0	20,265.6
Service cost	151.7	204.6
Interest cost	1,150.6	1,145.3
Actuarial (gain)/loss	758.2	(546.5)
Liabilities extinguished on settlement	(2,192.6)	(2,289.8)
Benefits paid	(99.8)	(118.2)
Obligations at the end of year	18,429.1	18,661.0

Opening plan assets, at fair value	19,843.3	21,162.2
Expected return on plan assets	1,522.0	1,620.7
Actuarial gain/(loss)	(682.0)	(331.9)
Assets distributed on settlement	(2,436.2)	(2,544.2)
Contributions	42.9	54.7
Benefits paid	(99.8)	(118.2)
Closing plan assets, at fair value	18,190.2	19,843.3

Fair value of plan assets at the end of the year	18,190.2	19,843.3
Present value of the defined benefit obligations at the end of the year	(18,429.1)	(18,661.0)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	..	(401.9)
Asset/(liability)	(238.9)	780.4

Cost[1]
Service cost	151.7	204.6
Interest cost	1,150.6	1,145.3
Expected return on plan assets	(1,522.0)	(1,620.7)
Actuarial (gain)/loss	1,440.2	(214.6)
Curtailments & settlements (gain)/loss	243.6	254.4
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(401.9)	97.1
Net cost	1,062.2	(133.9)

Actual return on plan assets	840.0	1,288.8
Expected employer’s contribution next year	1,000.0	2,000.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Investment details of plan assets
Government of India securities	41.74%	46.69%
Corporate bonds	48.30%	46.45%
Equity securities in listed companies	7.08%	6.46%
Others	2.88%	0.40%

Assumptions
Discount rate	7.30%	6.30%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	8.00%	7.00%
Estimated rate of return on plan assets	7.50%	7.50%

1. Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

				Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	18,190.2	19,843.3	21,162.2	16,972.1	15,438.8
Defined benefit obligations	(18,429.1)	(18,661.0)	(20,265.6)	(19,914.3)	(16,540.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	(401.9)	(304.8)	..	..
Surplus/(deficit)	(238.9)	780.4	591.8	(2,942.2)	(1,101.5)
Experience adjustment on plan assets	(682.0)	(331.9)	521.9	741.1	(125.9)
Experience adjustment on plan liabilities	805.8	809.0	613.4	2,186.1	1,038.6

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

		Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	16,895.1	16,954.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Add: Adjustment for exchange fluctuation on opening obligation	12.2	6.0
Less: Adjustment[1]	..	(1,037.6)
Adjusted opening obligations	16,907.3	15,923.1
Service cost	1,643.8	1,581.7
Interest cost	1,166.7	1,058.8
Actuarial (gain)/loss	1,108.1	(114.1)
Past service cost	(72.2)	..
Liability transferred from/to other companies	21.9	(0.1)
Benefits paid	(1,877.8)	(1,554.3)
Obligations at the end of the year	18,896.8	16,895.1

Opening plan assets, at fair value	16,738.3	16,541.6
Less: Adjustment[1]	..	(1,080.6)
Adjusted opening plan assets at fair value	16,738.3	15,461.0
Expected return on plan assets	1,197.7	1,116.6
Actuarial gain/(loss)	(577.3)	(33.1)
Contributions	1,544.4	1,748.2
Assets transferred from/to other companies	36.5	(0.1)
Benefits paid	(1,877.8)	(1,554.3)
Closing plan assets, at fair value	17,061.6	16,738.3

Fair value of plan assets at the end of the year	17,061.6	16,738.3
Present value of the defined benefit obligations at the end of the year	(18,896.8)	(16,895.1)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(1,835.2)	(156.8)

Cost[2]
Service cost	1,643.8	1,581.7
Interest cost	1,166.7	1,058.8
Expected return on plan assets	(1,197.7)	(1,116.6)
Actuarial (gain)/loss	1,685.4	(81.0)
Past service cost	(72.2)	..
Exchange fluctuation loss/(gain)	12.2	6.0
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Net cost	3,238.2	1,448.9

Actual return on plan assets	620.4	1,083.4
Expected employer’s contribution next year	1,731.0	1,030.0

Investment details of plan assets
Insurer managed funds	9.97%	18.88%
Government of India securities	30.07%	23.76%
Corporate bonds	42.87%	38.90%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Special Deposit schemes	..	..
Equity	15.04%	16.75%
Others	2.05%	1.71%

Assumptions
Discount rate	7.30%-7.50%	5.80%-7.30%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.00%-8.00%	7.00%-8.00%

1. Represents reduction on account of discontinuation of ICICI Lombard Insurance Company Limited from Consolidation.

2. Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

				Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	17,061.6	16,738.3	16,541.6	13,636.8	12,112.4
Defined benefit obligations	(18,896.8)	(16,895.1)	(16,954.5)	(15,743.6)	(13,317.1)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(1,835.2)	(156.8)	(412.9)	(2,106.8)	(1,204.7)
Experience adjustment on plan assets	(577.3)	(33.1)	892.1	(167.4)	(62.0)
Experience adjustment on plan liabilities	869.4	464.7	(548.2)	253.6	243.7

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation at March 31, 2023 (March 31, 2022: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

		Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Opening obligations	49,411.5	45,617.9
Less: Adjustments[1]	(655.3)	(711.1)
Adjusted opening balance	48,756.2	44,906.8
Service cost	2,747.6	2,202.0
Interest cost	3,367.1	2,947.1
Actuarial (gain)/loss	1,032.8	(15.9)
Employees contribution	4,707.4	4,049.0
Liability transferred from/to other companies	805.2	546.1
Benefits paid	(6,048.6)	(5,223.6)
Obligations at end of the year	55,367.7	49,411.5

Opening plan assets	50,656.3	45,615.2
Less: Adjustments[1]	(407.5)	(708.4)
Adjusted opening balance	50,248.8	44,906.8
Expected return on plan assets	4,100.3	3,761.0
Actuarial gain/(loss)	(432.8)	415.0
Employer contributions	2,747.6	2,202.0
Employees contributions	4,707.4	4,049.0
Assets transfer from/to other companies	805.4	546.1
Benefits paid	(6,048.6)	(5,223.6)
Closing plan assets	56,128.1	50,656.3
Plan assets at the end of the year	56,128.1	50,656.3
Present value of the defined benefit obligations at the end of the year	(55,367.7)	(49,411.5)
Amount not recognised as an asset (limit in para 59(b) of AS-15 on ‘employee benefits’)[2]	(760.4)	(1,244.8)
Asset/(liability)	..	..

Cost[3]
Service cost	2,747.6	2,202.0
Interest cost	3,367.1	2,947.1
Expected return on plan assets	(4,100.3)	(3,761.0)
Actuarial (gain)/loss	1,465.6	(430.9)
Effect of limit in para 59(b)[2]	(732.4)	1,244.8
Net cost	2,747.6	2,202.0

Actual return on plan assets	3,667.5	4,176.0
Expected employer's contribution next year	2,965.9	2,357.2

Investment details of plan assets
Government of India securities	55.20%	53.56%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Corporate Bonds	34.83%	35.56%
Special deposit scheme	0.96%	1.07%
Others	9.01%	9.81%

Assumptions
Discount rate	7.35%-7.40%	6.00%-6.85%
Expected rate of return on assets	7.97%-8.76%	7.54%-8.25%
Discount rate for the remaining term to maturity of investments	7.40%-7.60%	6.75%-7.15%
Average historic yield on the investment	8.01%-8.96%	8.25%-8.87%
Guaranteed rate of return	8.15%-8.15%	8.10%-8.10%

1.   a. During the year ended March 31, 2023, ICICI Home Finance Company Limited realised and transferred assets and liabilities of Employee Provident Fund Trust to Central Provident Fund.

b. During the year ended March 31, 2022, ICICI Venture Funds Management Company Limited realised and transferred assets and liabilities of Employee Provident Fund Trust to Central Provident Fund.

2.  Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by ‘Institute of Actuaries of India’ on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

3.   Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
Plan assets	56,128.1	50,656.3	45,615.2	38,682.6	33,282.4
Defined benefit obligations	(55,367.7)	(49,411.5)	(45,617.9)	(38,703.4)	(33,282.4)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)[1]	(760.4)	(1,244.8)	..	..	..
Surplus/(deficit)	..	..	(2.7)	(20.8)	..
Experience adjustment on plan assets	(432.8)	415.1	663.8	(662.0)	13.0
Experience adjustment on plan liabilities	753.2	(684.8)	1,703.3	(129.9)	447.4

1. Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by ‘Institute of Actuaries of India’ on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

The Group has contributed Rs. 4,344.2 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2023 (year ended March 31, 2022: Rs. 4,018.3 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Superannuation Fund

The Group has contributed Rs. 321.8 million for the year ended March 31, 2023 (year ended March 31, 2022: Rs. 274.0 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 361.1 million for the year ended March 31, 2023 (year ended March 31, 2022: Rs. 291.8 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

		Rs. in million
Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Total actuarial liability	3,629.6	3,616.9
Cost[1]	884.9	874.9
Assumptions
Discount rate	7.30%-7.55%	5.80%-7.30%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

1.	Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

8.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2023 amounted to Rs. 117,934.4 million (year ended March 31, 2022: Rs. 84,574.4 million).

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

At March 31, 2023, the Group has recorded net deferred tax asset of Rs. 76,194.4 million (March 31, 2022: Rs. 79,484.8 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

		Rs. in million
Particulars	At March 31,2023	At March 31,2022
Deferred tax assets
Provision for bad and doubtful debts	104,780.1	105,637.7
Provision for operating expenses	4,026.9	..
Others	11,096.4	11,024.8
Total deferred tax assets	119,903.4	116,662.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars	At March 31,2023	At March 31,2022
Deferred tax liabilities
Special reserve deduction	37,695.4	31,118.6
Foreign currency translation reserve[1]	615.0	1,245.6
Mark-to-market gains[1]	490.0	278.6
Depreciation on fixed assets	4,476.7	4,093.8
Interest on refund of taxes[1]	206.2	168.4
Others	225.7	272.7
Total deferred tax liabilities	43,709.0	37,177.7
Total net deferred tax assets/(liabilities)	76,194.4	79,484.8

1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

10.	Information about business and geographical segments

A.	Business Segments

Pursuant to the guidelines issued by RBI on AS 17 – Segment Reporting, the following business segments of the Group have been reported

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury primarily includes the entire investment and derivative portfolio of the Bank

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

vii.	Unallocated includes items such as tax paid in advance, net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2023.

									Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Revenue	1,037,753.4	506,148.5	845,369.2	44,640.0	479,301.7	97,259.8	(1,148,684.6)	1,861,788.0
2	Segment results[1]	175,336.8	157,857.8	140,372.1	10,014.5	8,968.9	42,023.7	(15,509.2)	519,064.6
3	Unallocated expenses								56,500.0
4	Share of profit from associates								9,982.9
5	Operating profit (2) – (3)+(4)[1]								472,547.5
6	Income tax expenses (net)/(net deferred tax credit)								117,934.4
7	Net profit[2] (5) – (6)								354,613.1
	Other information
8	Segment assets	6,039,593.7	4,328,743.5	5,129,405.0	836,960.5	2,556,899.0	711,348.4	(114,612.3)	19,488,337.8
9	Unallocated assets								96,567.2
10	Total assets (8) + (9)								19,584,905.0
11	Segment liabilities	8,913,545.4	3,472,764.9	3,344,275.6[3]	564,779.6[3]	2,558,472.0[3]	714,679.8[3]	(114,612.3)[3]	19,453,905.0
12	Unallocated liabilities								131,000.0
13	Total liabilities (11) + (12)								19,584,905.0
14	Capital expenditure	11,682.9	5,251.8	610.6	455.2	1,357.0	1,884.8	..	21,242.3
15	Depreciation	9,274.5	3,427.2	335.8	405.2	835.1	884.2	(16.4)	15,145.6

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

B. Geographical segments

The Group reports its operations under the following geographical segments.

●	Domestic operations comprise branches and subsidiaries/joint ventures in India.

●	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

		Rs. in million
Revenue	Year ended March 31, 2023	Year ended March 31, 2022
Domestic operations[1]	1,819,445.3	1,550,493.6
Foreign operations	52,325.6	32,413.9
Total	1,871,770.9	1,582,907.5

1.	Includes share of profit from associates of Rs. 9,982.9 million (March 31, 2022: Rs.7,544.3 million).

		Rs. in million
Assets	At March 31, 2023	At March 31, 2022
Domestic operations	18,242,212.3	16,060,154.4
Foreign operations	1,246,125.5	1,360,492.8
Total	19,488,337.8	17,420,647.2

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

			Rs. in million
	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2022
Domestic operations	20,914.1	16,765.8	14,867.2	13,012.5
Foreign operations	328.2	234.1	278.4	287.6
Total	21,242.3	16,999.9	15,145.6	13,300.1

11.   Penalties/fines imposed by banking regulatory bodies

There was no penalty imposed by RBI and other overseas banking regulatory bodies during the year ended March 31, 2023 (year ended March 31, 2022: Rs. 33.0 million).

12.   Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2023 (Pursuant to Schedule III of the Companies Act, 2013)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rs. in million
Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.6%	2,007,153.8	93.7%	318,965.0

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.7%	15,815.5	0.4%	1,277.8
ICICI Securities Limited	1.3%	28,219.2	3.3%	11,334.7
ICICI Home Finance Company Limited	1.1%	22,998.6	1.1%	3,653.1
ICICI Trusteeship Services Limited	0.0%[2]	8.7	0.0%[2]	0.1
ICICI Investment Management Company Limited	0.0%[2]	187.0	(0.0%)[2]	(58.7)
ICICI Venture Funds Management Company Limited	0.1%	2,473.3	0.0%[2]	61.9
ICICI Prudential Life Insurance Company Limited	4.7%	100,915.8	2.4%	8,106.6
ICICI Prudential Trust Limited	0.0%[2]	16.9	0.0%[2]	2.2
ICICI Prudential Asset Management Company Limited	1.0%	21,478.8	4.4%	15,077.0
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	577.5	0.0%[2]	28.3
Foreign
ICICI Bank UK PLC	1.2%	26,158.3	0.3%	1,045.9
ICICI Bank Canada	1.2%	25,256.2	0.8%	2,818.9
ICICI International Limited	0.0%[2]	122.0	0.0%[2]	8.9
ICICI Securities Holdings Inc.	0.0%[2]	132.7	0.0%[2]	2.0
ICICI Securities Inc.	0.0%[2]	364.8	0.0%[2]	58.3

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	119.4	0.0%[2]	3.7
Foreign
NIL	..	..	..	..

Minority Interests	(3.1%)	(66,867.5)	(4.2%)	(14,246.7)

Associates
Indian
ICICI Lombard General Insurance Company Limited	..	..	2.4%	8,303.1
I-Process Services (India) Private Limited	..	..	0.0%[2]	37.7
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	3.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Merchant Services Private Limited	..	..	0.0%[2]	63.0
India Infradebt Limited	..	..	0.5%	1,560.2
India Advantage Fund III	..	..	0.0%[2]	0.0[2]
India Advantage Fund IV	..	..	(0.0%)[2]	(0.2)
Arteria Technologies Private Limited	..	..	0.0%[2]	15.7
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(1.8%)	(40,153.1)	(5.1%)	(17,755.4)

TOTAL	100.0%	2,144,977.9	100.0%	340,366.4
1. Total assets minus total liabilities.

2. 0.0 represents insignificant amount.

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

2. Insignificant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

13.   Revaluation of fixed assets

The Bank and its housing finance subsidiary follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2023 was Rs. 55,500.0 million (March 31, 2022: Rs. 58,090.8 million) as compared to the historical cost less accumulated depreciation of Rs. 24,581.6 million (March 31, 2022: Rs. 25,805.8 million).

The revaluation reserve is not available for distribution of dividend.

14.   Proposed dividend on equity shares

The Board of Directors at its meeting held on April 22, 2023 has recommended a dividend of Rs. 8.00 per equity share for the year ended March 31, 2023 (year ended March 31, 2022: Rs. 5.00 per equity share). The declaration and payment of dividend is subject to requisite approvals.

15.   Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DBR.BP.BC.No.32/21.04.018/2018-19 dated April 1, 2019, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 10% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 15% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2022 and for the year ended March 31, 2021.

16.   Disclosure on lending and borrowing activities under Rule 11(e) of the Companies (Audit and Auditors) Rules, 2014

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

18.   Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B. Additional Notes

1.          Reserves

Statutory reserve: Represents reserve created as a percentage of the net profit before any other appropriation as required by the Banking Regulation Act, 1949. Every banking company in India is currently required to transfer not less than 25% of the net profit (before appropriations) to the statutory reserve.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.          Deposits

Deposits include current account deposits, which are non-interest bearing, savings account deposits and time deposits, which are interest bearing.

The following table sets forth the residual contractual maturities of time deposits at March 31, 2023.

Rupees in million

Deposits maturing during the year ending March 31,
2024	4,341,122.6
2025	1,386,451.5
2026	441,407.8
2027	184,018.5
2028	187,887.7
Thereafter	60,806.7
Total time deposits	6,601,694.8

At March 31, 2023, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 3,270,106.4 million (March 31, 2022: Rs. 2,789,181.9 million).

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

The following table sets forth a listing of long-term debt at March 31, 2023, by maturity and interest rate profile.

Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2024	313,820.4	22,214.2	336,034.6
2025	225,366.0	24,440.8	249,806.8
2026	206,474.9	15,636.2	222,111.1
2027	106,183.3	20,837.9	127,021.2
2028	76,034.4	16,281.5	92,315.9
Thereafter	279,234.5	6,903.5	286,138.0
Total	1,207,113.5	106,314.1	1,313,427.6
Less: Unamortized debt issue costs			(1,031.1)
Total			1,312,396.5

Long-term debt is denominated in various currencies. At March 31, 2023, long-term debt comprises Indian rupee debt of Rs. 1,021,393.3 million (March 31, 2022: Rs. 832,170.3 million) and foreign currency debt of Rs. 291,003.2 million (March 31, 2022: Rs. 365,027.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million
Category	At March 31, 2023
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	611,519.7	7.7%	5.1% to 14.1%	4.4
Refinance from financial institutions	337,330.8	5.9%	2.8% to 8.4%	1.2
Borrowings from other banks	40,505.5	8.1%	7.7% to 9.0%	6.2
Fixed deposits	32,037.3	6.9%	5.1% to 8.8%	2.9
Total	1,021,393.3	7.1%		3.4

Rupees in million

Category	At March 31, 2022
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	591,019.1	8.0%	4.9% to 14.2%	4.6
Refinance from financial institutions	198,265.0	4.7%	2.8% to 8.4%	1.9
Borrowings from other banks	13,846.2	7.0%	5.5% to 7.4%	3.8
Fixed deposits	29,040.0	7.0%	3.9% to 8.8%	2.8
Total	832,170.3	7.1%		3.9

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million
Category	At March 31, 2023
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	139,381.7	4.2%	3.6% to 6.4%	3.1
Other borrowings	151,621.5	2.4%	0.0% to 6.6%	2.6
Total	291,003.2	3.3%		2.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Category	At March 31, 2022
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	187,034.1	3.6%	0.5% to 5.4%	3.0
Other borrowings	177,993.7	1.9%	0.0% to 10.4%	2.8
Total	365,027.8	2.8%		2.9

See note on “Schedule 18B-Additional note-19 Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.          Cash and cash equivalents

Banks in India are required to maintain with Reserve Bank of India, average daily balance of 4.5% of their net demand and time liabilities by way of cash reserve, for a fortnight period. The banks are allowed to maintain minimum cash reserve of not less than 90% of the required cash reserve on all days during the reporting fortnight, in such a manner that the average of cash reserve maintained daily shall not be less than the requirement prescribed by the Reserve Bank of India.

The Bank’s minimum cash reserve requirements for the fortnight period of March 31, 2023 were Rs. 513,102.5 million (March 31, 2022: Rs. 407,243.4 million) which are subject to withdrawal and usage restrictions. Deposits maintained with the Reserve Bank of India were Rs. 480,251.3 million at March 31, 2023 (March 31, 2022: Rs. 530,008.6 million) towards the minimum cash reserve requirements.

Deposits with other banks include Rs. 65,115.4 million (March 31, 2022: Rs. 54,309.7 million) in deposits, which have original maturities greater than 90 days.

5.          Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million
	At March 31, 2023				At March 31, 2022
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	215,081.7	2,161.4	(4,373.0)	212,870.1	177,005.2	5,488.1	(821.1)	181,672.1
Government securities	3,139,362.1	12,022.6	(47,847.6)	3,103,537.1	2,546,164.0	41,635.4	(23,863.5)	2,563,935.9
Other debt securities[1]	7,800.4	..	..	7,800.4	3,938.9	..	..	3,938.9
Total debt securities	3,362,244.2	14,184.0	(52,220.6)	3,324,207.6	2,727,108.1	47,123.5	(24,684.6)	2,749,546.9
Equity shares[2]	50,905.5	228,560.2	..	279,465.7	45,464.5	287,016.9	..	332,481.4
Other securities	4,937.8	2,529.5	(81.0)	7,386.2	5,023.3	2,460.6	(24.6)	7,459.3
Total	3,418,087.5	245,273.7	(52,301.6)	3,611,059.5	2,777,595.9	336,601.0	(24,709.2)	3,089,487.6

1.	Includes certificate of deposit and commercial paper.

2.	Interest accrued on held-to-maturity securities amounted to Rs. 55,568.5 million at March 31, 2023 (March 31, 2022: Rs. 44,340.7 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2023				At March 31, 2022
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	217,228.0	1,081.8	(2,100.0)	216,209.8	167,879.7	5,362.0	(742.9)	172,498.8
Government securities	624,808.4	1,146.7	(1,571.4)	624,383.7	615,555.5	1,970.2	(1,773.3)	615,752.6
Other debt securities[1]	126,326.0	1,202.5	(619.3)	126,909.2	113,652.3	1,318.0	(682.2)	114,288.1
Total debt securities	968,362.4	3,431.0	(4,290.7)	967,502.7	897,087.5	8,650.2	(3,198.4)	902,539.5
Equity shares	123,670.2	67,841.2	(13,965.5)	177,545.9	124,059.9	65,347.6	(14,584.0)	174,823.4
Other securities	39,049.5	6,186.1	(7,171.2)	38,064.4	43,993.6	6,343.7	(5,734.0)	44,603.4
Total	1,131,082.1	77,458.3	(25,427.4)	1,183,113.1	1,065,141.0	80,341.5	(23,516.4)	1,121,966.3

1.	Includes pass through certificates, certificate of deposit, commercial paper and banker's acceptance.

2.	Interest accrued on available for sale securities amounted to Rs. 12,702.5 million at March 31, 2023 (March 31, 2022: Rs. 12,545.8 million).

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million
	Year ended March 31,
	2023	2022	2021
Interest	56,073.0	41,719.0	48,297.5
Dividend	2,320.7	1,023.4	1,719.5
Total	58,393.7	42,742.4	50,017.0

Gross realized gain	19,961.4	22,227.6	73,793.0
Gross realized loss.	(7,090.2)	(1,772.1)	(10,817.4)
Total	12,871.2	20,455.5	62,975.6

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million
	Year ended March 31,
	2023	2022	2021
Interest and dividend	16,416.4	11,713.9	14,954.8
Realized gain/(loss) on sale of trading portfolio	958.8	(648.7)	5,749.2
Unrealized gain/(loss) on trading portfolio	133.8	1,952.6	340.7
Total	17,509.0	13,017.8	21,044.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2023, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	16,706.2	16,653.1
One to five years	71,085.5	70,693.8
Five to ten years	81,969.1	81,147.2
Greater than ten years	45,320.9	44,376.0
Total corporate debt securities	215,081.7	212,870.1
Government securities
Less than one year	54,073.0	54,510.7
One to five years	988,104.5	977,452.6
Five to ten years	1,074,454.5	1,069,492.7
Greater than ten years	1,022,730.1	1,002,081.1
Total government securities	3,139,362.1	3,103,537.1
Other debt securities
Less than one year	7,800.4	7,800.4
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	7,800.4	7,800.4
Total debt securities classified as held to maturity	3,362,244.2	3,324,207.6

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2023, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	64,352.2	64,045.6
One to five years	129,630.7	129,248.9
Five to ten years	22,722.1	22,522.6
Greater than ten years	523.0	392.7
Total corporate debt securities	217,228.0	216,209.8
Government securities
Less than one year	337,871.8	337,498.9
One to five years	162,837.4	162,500.2
Five to ten years	16,929.4	16,958.1
Greater than ten years	107,169.8	107,426.5
Total Government securities	624,808.4	624,383.7
Other debt securities
Less than one year	66,047.6	66,280.7
One to five years	43,722.8	43,978.3
Five to ten years	8,046.0	8,004.0
Greater than ten years	8,509.6	8,646.2
Total other debt securities	126,326.0	126,909.2
Total debt securities classified as available for sale	968,362.4	967,502.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit rating profile of held-to-maturity debt securities

The Group considers credit rating as credit quality indicators for the held-to-maturity debt securities. The credit rating of debt securities is issued by external credit rating agencies.

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2023:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	195,528.8	..	17,339.7	2,213.2	..	215,081.7
Government securities	3,139,362.1	..	..	..	..	3,139,362.1
Other debt securities	7,800.4	..	..	..	..	7,800.4
Total Debt securities	3,342,691.3	..	17,339.7	2,213.2	..	3,362,244.2

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2022:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	161,685.4	198.6	12,071.6	3,049.6	..	177,005.2
Government securities	2,546,164.0	..	..	..	..	2,546,164.0
Other debt securities	3,938.9	..	..	..	..	3,938.9
Total Debt securities	2,711,788.3	198.6	12,071.6	3,049.6	..	2,727,108.1

There were no held-to-maturity debt securities that were past due (30 days overdue) at year ended March 31, 2023 and March 31, 2022. There were no-held-to-maturity debt securities that were overdue for more than 90 days and still accruing at the year ended March 31, 2023 and March 31, 2022.

6.          Repurchase transactions

The Group undertakes repurchase and reverse repurchase transactions of Government securities and corporate bonds during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2023, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility, Marginal Standing Facility and Standing liquidity facility offered by the Reserve Bank of India amounted to Rs. 258,992.9 million (March 31, 2022: Rs. 126,911.1 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 59,652.4 million (March 31, 2022: Rs. 521,508.1 million).

During fiscal 2023, average borrowings under repurchase transactions including Liquidity Adjustment Facility, Marginal Standing Facility and Standing liquidity facility amounted to Rs. 286,800.5 million (March 31, 2022: Rs. 212,852.2 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 175,385.7 million (March 31, 2022: Rs. 411,776.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

7.          Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2023	2022
Commercial loans	4,625,018.9	3,962,140.8
Term loans	2,058,261.1	1,852,029.2
Working capital facilities[1]	2,566,757.8	2,110,111.6
Consumer loans and credit card receivable	6,469,885.0	5,512,549.6
Mortgage loans	3,717,546.2	3,301,415.5
Other secured loans	1,422,524.2	1,287,985.6
Credit card receivables	384,163.8	254,739.8
Other unsecured loans	945,650.8	668,408.7
Lease financing[2]	50.2	416.5
Total gross advances	11,094,954.1	9,475,106.8
Provision for loan losses[3]	(256,291.0)	(272,025.4)
Total net advances	10,838,663.1	9,203,081.4

1.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

Commercial loans

Commercial loans include term loans and working capital facilities extended to corporate and other business entities.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration in the borrower’s ability to repay the loan. Term loans are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants and equipment. Working capital facilities, which include bills purchased and discounted, overdrafts, cash credit and loans repayable on demand, are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables. Commercial loans also include programme-based loans extended to small and medium enterprises such as proprietorship firms, partnership firms and private limited companies.

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

Borrowers’ abilities to repay farm equipment loans generally depend on the agriculture sector in India which, in turn, may depend on the monsoons.

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

The loan accounts subjected to restructuring by the Bank are upgraded to the standard category from standard restructured category if the borrower has demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower has been reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year is from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. The restructured loans, classified as non-performing, can be upgraded only after satisfactory performance during the ‘specified period’, that is, the date by which at least a certain percentage of the outstanding principal debt as per the resolution plan and interest capitalization sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan, whichever is later. Further, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment grade (BBB- equivalent or better) at the end of the ‘specified period’ by credit rating agencies accredited by the Reserve Bank of India.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2023, the Group had committed to lend (including non-fund based facilities) Rs. 970.0 million (March 31, 2022: Rs. 1,378.3 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2023	2022
Commercial loans
Term loans	6,946.3	21,640.6
Working capital facilities	2,016.3	4,328.6
Consumer loans
Mortgage loans	32,993.9	46,241.6
Other secured loans	9,507.2	18,734.2
Credit card receivables	69.7	27.4
Other unsecured loans	980.6	2,293.5
Lease financing	..	..
Total gross restructured loans[2]	52,514.0	93,265.9
Provision for loan losses[3]	(1,778.6)	(2,914.3)
Total net restructured loans	50,735.4	90,351.6

1.	Represents entire borrower level outstanding of the restructured accounts.

2.	At March 31, 2023, includes loans amounting to Rs. 35,864.6 million restructured under the Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020. and May 05, 2021 (March 31, 2022: loans amounting to Rs. 58,297.3 million)

3.	Represents provision due to diminution in the fair value of restructured/rescheduled loans in accordance with the applicable RBI guidelines.

In addition, the Bank holds general provision amounting to Rs. 12,824.9 million at March 31, 2023 (March 31, 2022: Rs. 23,562.1 million) on these restructured accounts.

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (360 days for direct agriculture loans), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days. An account is treated as ‘out of order’ if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days or where there are no credits continuously for 90 days or credits are not enough to cover the interest debited during the preceding 90 day period. In respect of bills, an asset is classified as non-performing if the account remains overdue for more than 90 days. The Bank also identifies non-performing loans based on a review of accounts selected on the basis of certain criteria, by evaluating additional information (other than that relating to the payment record). Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount outstanding in the host country. In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per Reserve Bank of India guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2023.

Rupees in million
	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	167,209.3	153,131.1	57.5	..	3,505.3
- Working capital facilities	65,033.2	56,797.7	..	..	1,811.6
Consumer loans
- Mortgage loans	54,559.5	46,243.2	..	..	2,425.5
- Other secured loans	44,822.2	40,187.5	35,527.8	..	825.6
- Credit card receivables	3,864.6	5,836.4	..	..	485.2
- Other unsecured loans	10,024.8	10,273.8	..	..	471.1
Lease financing	..	..	..	..	..
Total gross loans	345,513.6	312,469.7	35,585.3	..	9,524.3
Provision for loan losses	(269,105.3)	(254,507.1)	..
Total net loans	76,408.3	57,962.6	35,585.3

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2022.

Rupees in million
	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	199,707.8	167,209.3	..	..	2,249.3
- Working capital facilities	84,398.1	65,033.2	..	..	816.1
Consumer loans
- Mortgage loans	61,876.0	54,559.5	..	..	1,951.5
- Other secured loans	51,517.8	44,822.2	33,269.2	..	1,353.9
- Credit card receivables	9,905.6	3,864.6	..	..	958.3
- Other unsecured loans	19,623.6	10,024.8	..	..	826.8
Lease financing	..	..	..	..	..
Total gross loans	427,028.9	345,513.6	33,269.2	..	8,155.9
Provision for loan losses	(327,680.4)	(269,105.3)	..
Total net loans	99,348.5	76,408.3	33,269.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Provision for loan losses

Provisions are generally made by the Bank on non-performing loans as per internal provisioning norms, subject to minimum provisioning requirements of Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against performing loans.

The housing finance subsidiary of the Bank holds specific provisions against non-performing loans and general provisions against performing loans as per Reserve Bank of India requirements.

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million
	Year ended March 31,
	2023	2022	2021
Provision for loan losses at the beginning of the year	2,914.3	896.6	231.7
Provision for loan losses made for new additions during the year	..	2,329.7	705.6
Increase/(decrease) of provision for existing loan losses during the year	(328.4)	(172.8)	(20.4)
Reduction/write-back of provision on restructured loans due to: Upgrade to standard assets	..	..	..
Downgrade to non-performing assets	(807.3)	(139.2)	(20.3)
Provision for loan losses at the end of the year	1,778.6	2,914.3	896.6

 The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2023.

Rupees in million
Particulars	Commercial loans		Consumer loans						Total
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	152,200.1	50,822.8	28,852.5	26,173.8	3,119.1	7,937.0	..	..	269,105.3
Add: Provisions for loan losses	17,713.5	23,605.3	21,198.2	28,722.4	12,155.9	15,672.9	..	..	119,068.2
Less: Utilized for write-off of loans	(4,428.6)	(4,976.5)	(6,469.7)	(13,525.1)	(7,576.9)	(9,491.5)	..	..	(46,468.3)
Less: Write back of excess provisions	(23,041.1)	(22,719.4)	(17,927.4)	(14,651.9)	(2,980.8)	(5,877.5)	..	..	(87,198.1)
Aggregate provision for loan losses at the end of the year for non-performing loans	142,443.9	46,732.2	25,653.6	26,719.2	4,717.3	8,240.9	..	..	254,507.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,243.4	1,492.1	7,750.8	2,849.7	18.0	376.8	..	180,946.8[1]	197,677.6
C. Aggregate provision for loan losses at the end of the year (A) + (B)	146,687.3	48,224.3	33,404.4	29,568.9	4,735.3	8,617.7	..	180,946.8	452,184.7
Closing balance of provision: individually evaluated for impairment	146,687.3	48,224.3	33,404.4	29,568.9	4,735.3	8,617.7	..	..	271,237.9
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	180,946.8	180,946.8
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2023, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2022.

Rupees in million
Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	173,905.8	72,706.5	25,418.8	32,594.7	8,395.4	14,659.2	..	..	327,680.4
Add: Provisions for loan losses	13,677.5	17,842.9	26,440.8	37,637.8	11,240.3	18,452.0	..	..	125,291.3
Less: Utilized for write-off of loans	(20,169.8)	(26,607.9)	(6,709.2)	(23,824.4)	(12,204.7)	(18,485.5)	..	..	(108,001.5)
Less: Write back of excess provisions	(15,213.4)	(13,118.7)	(16,297.9)	(20,234.3)	(4,311.9)	(6,688.7)	..	..	(75,864.9)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	152,200.1	50,822.8	28,852.5	26,173.8	3,119.1	7,937.0	..	..	269,105.3
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	12,295.0	3,379.4	11,943.0	5,561.9	7.1	898.9	..	118,124.2[1]	152,209.5
C. Aggregate provision for loan losses at the end of the year (A) + (B)	164,495.1	54,202.2	40,795.5	31,735.7	3,126.2	8,835.9	..	118,124.2	421,314.8
Closing balance of provision: individually evaluated for impairment	164,495.1	54,202.2	40,795.5	31,735.7	3,126.2	8,835.9	..	..	303,190.6
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	118,124.2	118,124.2
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2022, the Bank held contingency provisions of Rs. 74,500.0 million which is included in the above amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2021.

Rupees in million

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	203,736.5	87,163.8	10,649.9	16,659.1	5,400.0	6,612.2	..	..	330,221.5
Add: Provisions for loan losses	24,846.2	33,480.8	20,814.5	25,620.9	14,615.7	17,898.2	..	..	137,276.3
Less: Utilized for write-off of loans	(51,609.7)	(26,571.6)	(4,569.7)	(6,975.2)	(8,907.8)	(7,782.6)	..	..	(106,416.6)
Less: Write back of excess provisions	(3,067.2)	(21,366.5)	(1,475.9)	(2,710.1)	(2,712.5)	(2,068.6)	..	..	(33,400.8)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	173,905.8	72,706.5	25,418.8	32,594.7	8,395.4	14,659.2	..	..	327,680.4
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,376.8	1,638.2	1,476.2	1,061.5	9.9	130.6	..	114,792.6[1]	123,485.8
C. Aggregate provision for loan losses at the end of the year (A) + (B)	178,282.6	74,344.7	26,895.0	33,656.2	8,405.3	14,789.8	..	114,792.6	451,166.2
Closing balance of provision: individually evaluated for impairment	178,282.6	74,344.7	26,895.0	33,656.2	8,405.3	14,789.8	..	..	336,373.6
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	114,792.6	114,792.6
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..
1.	At March 31, 2021, the Bank held Covid-19 related provisions of Rs. 74,750.0 million which is included in the above amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2023, the Bank’s Canadian subsidiary classified exposure of Rs. 63,524.7 million as Stage-2 (March 31, 2022: Rs. 13,965.8 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 882.7 million (March 31, 2022: Rs. 844.7 million) in fiscal 2023. The Stage-2 assets increased primarily in the mortgage portfolio due to decline in bureau scores of borrowers.

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date.

The following table sets forth the aging analysis of past due performing loans at March 31, 2023.

Rupees in million
Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,903,035.5	2,014.0	23.0	57.5	2,094.5
Working capital facilities[4]	2,504,446.0	4,700.1	814.0	..	5,514.1
Consumer loans
Mortgage loans	3,648,352.9	18,153.0	4,797.1	..	22,950.1
Other secured loans	1,329,423.0	12,985.6	4,400.3	35,527.8	52,913.7
Credit card receivables	371,590.8	4,583.0	2,153.6	..	6,736.6
Other unsecured loans	927,359.5	6,011.3	2,006.2	..	8,017.5
Lease financing	50.2	..	..	..	..
Total	10,684,257.9	48,447.0	14,194.2	35,585.3	98,226.5

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the aging analysis of past due performing loans at March 31, 2022.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,682,801.5	1,307.3	711.0	..	2,018.3
Working capital facilities[4]	2,039,221.3	5,340.1	517.0	..	5,857.1
Consumer loans
Mortgage loans	3,227,102.8	16,270.3	3,482.9	..	19,753.2
Other secured loans	1,188,144.5	16,887.6	4,862.1	33,269.2	55,018.9
Credit card receivables	247,317.0	2,499.0	1,059.2	..	3,558.2
Other unsecured loans	653,445.5	3,832.6	1,105.8	..	4,938.4
Lease financing	416.5	..	..	..	..
Total	9,038,449.1	46,136.9	11,738.0	33,269.2	91,144.1

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2023.

Rupees in million
	Non-revolving loans originated in
	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Prior to 2019	Revolving loans[1]	Total loans
Rating grades
Investment grade	659,545.2	411,265.7	462,604.6	95,575.0	136,339.4	87,951.8	2,465,344.3	4,318,626.0
AAA, AA+, AA, AA-, 1, 2A-C	167,007.1	168,070.2	319,275.2	26,165.5	49,785.4	7,605.0	1,269,312.1	2,007,220.5
A+, A, A-, 3 A-C	273,277.7	146,146.2	96,742.6	40,918.1	41,440.3	37,542.3	554,962.3	1,191,029.5
BBB+, BBB and BBB-, 4A-C	219,260.4	97,049.3	46,586.8	28,491.4	45,113.7	42,804.5	641,069.9	1,120,376.0
Below investment grade[1]	548.8	5,975.2	8,070.9	11,459.8	8,767.6	151,848.9	70,927.4	257,598.6
Unrated	2,228.4	1,992.3	1,069.6	93.4	83.1	128.4	43,249.3	48,844.5
Total Gross loans	662,322.4	419,233.2	471,745.1	107,128.2	145,190.1	239,929.1	2,579,521.0	4,625,069.1
Provisions	(27.6)	(667.0)	(3,628.2)	(5,375.1)	(4,403.0)	(132,731.6)	(44,127.5)	(190,960.0)
Total net loans	662,294.8	418,566.2	468,116.9	101,753.1	140,787.1	107,197.5	2,535,393.5	4,434,109.1

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2022.

Rupees in million
	Non-revolving loans originated in
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Prior to 2018	Revolving loans[1]	Total loans
Rating grades	672,031.5	570,041.2	151,973.3	194,197.7	67,039.7	72,478.3	1,877,515.5	3,605,277.3
Investment grade
AAA, AA+, AA, AA-, 1, 2A-C	280,749.6	336,997.1	28,189.3	54,997.2	6,943.5	3,685.2	515,614.9	1,227,176.8
A+, A, A-, 3 A-C	226,803.1	145,059.2	66,245.9	64,168.6	27,224.7	33,746.8	848,088.0	1,411,336.3
BBB+, BBB and BBB-, 4A-C	164,478.8	87,984.9	57,538.2	75,031.9	32,871.6	35,046.2	513,812.6	966,764.2
Below investment grade[1]	7,747.0	10,438.0	11,542.4	11,838.9	48,185.2	143,975.9	87,711.4	321,438.9
Unrated	3,910.8	1,040.0	38.9	75.4	81.6	31.4	30,662.8	35,840.9
Total Gross loans	683,689.4	581,519.2	163,554.6	206,112.1	115,306.5	216,485.6	1,995,889.7	3,962,557.1
Provision	(1,725.4)	(1,984.0)	(5,418.6)	(3,160.9)	(21,377.4)	(121,650.1)	(48,686.3)	(204,002.7)
Total net loans	681,964.0	579,535.2	158,136.0	202,951.2	93,929.1	94,835.5	1,947,203.4	3,758,554.4

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2023.

Rupees in million
	Non-revolving loans originated in
	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Prior to 2019	Revolving loans[1]	Total loans
Mortgage loans	1,023,647.7	905,818.5	584,310.6	377,770.5	268,411.7	557,587.2	..	3,717,546.2
Current[2]	1,021,255.4	898,891.7	575,522.4	358,817.6	257,364.8	536,501.0	..	3,648,352.9
Performing loans which are overdue[3]	1,116.9	2,370.2	3,217.2	6,185.6	3,834.1	6,226.1	..	22,950.1
Non-performing loans	1,275.4	4,556.6	5,571.0	12,767.3	7,212.8	14,860.1	..	46,243.2

Other secured loans	629,897.7	272,288.8	139,295.2	69,607.2	28,311.1	14,824.3	268,299.9	1,422,524.2
Current[2]	625,398.8	263,675.7	130,980.1	62,204.9	24,570.9	10,290.5	212,302.1	1,329,423.0
Performing loans which are overdue[3]	2,448.7	5,665.0	4,874.0	3,772.5	1,956.7	585.1	33,611.7	52,913.7
Non-performing loans	2,050.2	2,948.1	3,441.1	3,629.8	1,783.5	3,948.7	22,386.1	40,187.5

Credit card receivables	..	..	..	..	..	..	384,163.8	384,163.8
Current[2]	..	..	..	..	..	..	371,590.8	371,590.8
Performing loans which are overdue[3]	..	..	..	..	..	..	6,736.6	6,736.6
Non-performing loans	..	..	..	..	..	..	5,836.4	5,836.4

Other unsecured loans	574,768.1	224,726.6	73,289.6	39,214.0	9,758.0	1,953.6	21,940.9	945,650.8
Current[2]	570,345.3	219,149.6	70,453.9	37,104.4	8,929.9	435.7	20,940.7	927,359.5
Performing loans which are overdue[3]	2,279.0	2,233.9	1,087.5	921.3	231.7	1,226.7	37.4	8,017.5
Non-performing loans	2,143.8	3,343.1	1,748.2	1,188.3	596.4	291.2	962.8	10,273.8

Total Gross loans	2,228,313.5	1,402,833.9	796,895.4	486,591.7	306,480.8	574,365.1	674,404.6	6,469,885.0
Provisons	(2,984.6)	(5,665.2)	(5,825.6)	(11,205.2)	(5,984.6)	(11,983.6)	(21,682.2)	(65,331.0)
Total net loans	2,225,328.9	1,397,168.7	791,069.8	475,386.5	300,496.2	562,381.5	652,722.4	6,404,554.0

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2022.

Rupees in million
	Non-revolving loans originated in
	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Fiscal 2018	Prior to 2018	Revolving loans[1]	Total loans
Mortgage loans	1,042,163.1	718,384.4	473,710.8	339,350.0	252,038.3	475,768.9	..	3,301,415.5
Current[2]	1,040,069.6	711,385.5	452,457.6	326,436.9	244,024.1	452,729.1	..	3,227,102.8
Performing loans which are overdue[3]	578.3	2,772.3	6,432.5	3,128.0	2,018.5	4,823.6	..	19,753.2
Non-performing loans	1,515.2	4,226.6	14,820.7	9,785.2	5,995.6	18,216.2	..	54,559.5

Other secured loans	528,450.5	242,763.3	141,796.8	72,459.3	23,508.2	7,760.5	271,246.8	1,287,985.6
Current[2]	524,384.0	229,822.0	128,960.9	64,805.0	20,765.0	3,641.8	215,765.8	1,188,144.5
Performing loans which are overdue[3]	1,807.6	7,963.6	6,443.5	3,591.0	1,284.3	449.1	33,479.8	55,018.9
Non-performing loans	2,258.9	4,977.7	6,392.4	4,063.3	1,459.0	3,669.6	22,001.3	44,822.2

Credit card receivables	..	..	..	..	..	..	254,739.8	254,739.8
Current[2]	..	..	..	..	..	..	247,317.0	247,317.0
Performing loans which are overdue[3]	..	..	..	..	..	..	3,558.2	3,558.2
Non-performing loans	..	..	..	..	..	..	3,864.6	3,864.6

Other unsecured loans	370,892.3	145,313.1	97,243.6	37,017.2	6,461.6	4,108.2	7,372.7	668,408.7
Current[2]	369,155.5	141,835.0	90,736.0	34,916.2	5,970.9	3,757.9	7,074.0	653,445.5
Performing loans which are overdue[3]	846.1	1,399.6	1,961.8	538.3	123.6	16.9	52.1	4,938.4
Non-performing loans	890.7	2,078.5	4,545.8	1,562.7	367.0	333.5	246.6	10,024.8

Total Gross loans	1,941,505.9	1,106,460.8	712,751.3	448,826.5	282,008.1	487,637.6	533,359.4	5,512,549.6
Provisions	(1,986.8)	(5,322.9)	(14,006.8)	(8,520.0)	(4,779.2)	(15,938.4)	(17,468.6)	(68,022.7)
Total net loans	1,939,519.1	1,101,137.9	698,744.5	440,306.5	277,228.9	471,699.2	515,890.8	5,444,526.9

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

8.          Financial assets transferred during the year to securitization company/reconstruction company

The Bank has transferred certain assets to securitization companies’/asset reconstruction companies in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for receipt of cash or securities in the form of pass-through instruments issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with Reserve Bank of India guidelines, in case of non-performing loans sold to asset reconstruction companies, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by asset reconstruction companies, the security receipts are valued at their respective net asset values as advised by the asset reconstruction companies.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts
	Year ended March 31,
	2023	2022	2021
Number of accounts[1]	205[2]	561[2]	2
Aggregate value (net of provisions) of accounts sold to securitization company/reconstruction company	286.3[2]	630.5[2]	11.3
Aggregate consideration	1,739.9	2,340.7	81.0
Aggregate gain/(loss) over net book value	1,453.6	1,710.2	69.7
Provision reversed to profit and loss account on account of sale of NPAs	1,453.6	1,710.2	69.7
1.	Excludes accounts previously written-off.

2.	Includes 196 consumer loans amounting to Rs. 162.5 million (Fiscal 2022: 557 consumer loans amounting to Rs. 385.7 million)

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

Rupees in million, except number of accounts
	Year ended March 31,
	2023	2022	2021
No. of accounts[1]	1	3	5
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	..	188.6	1,302.8
Aggregate consideration	15.7	1,164.1	1,357.8
Aggregate gain/(loss) over net book value	15.7	975.5	55.0

1.	Represents corporate loans.

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

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,741,788.4 million at March 31, 2023 which represented 96.3% of the capital funds (March 31, 2022: Rs. 1,618,647.1 million representing 99.8% of the capital funds). The single largest exposure (non-bank) at March 31, 2023 was Rs. 221,107.0 million, which was included in rating category “AAA, AA+, AA, AA-, 1, 2A-C”, and represented 12.2% of the capital funds (March 31, 2022: Rs. 249,230.4 million representing 15.4% of the capital funds).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The largest group of companies under the same management control accounted for 25.9% of the capital funds at March 31, 2023 (March 31, 2022: 25.0% of the capital funds).

11.       Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 4,992,056.3 million (including fund based commitments fungible with non-fund based facilities) at March 31, 2023 (March 31, 2022: Rs. 3,712,500.2 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

12.       Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 16,947.2 million at March 31, 2023 (March 31, 2022: Rs. 11,792.6 million).

13.       Derivatives

ICICI Bank is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

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

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy which include Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policy in relation to various risks including Credit and Recovery Policy, Investment Policy including Derivative Policy, Asset Liability Management Policy and Operational Risk Management Policy. The Risk Committee of the Board comprises independent directors and the Executive Director of the Bank.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Board of Directors has authorised the Asset Liability Management Committee to review and approve matters, as applicable, pertaining to the London Inter-Bank Offer Rate transition to alternate risk free rates. A London Inter-Bank Offer Rate Working Group has been constituted which reviews the progress on the international front, and the work carried out alongside Indian Banking Association. An update on the activities on the London Inter-Bank Offer Rate transition and the proceedings of the Working Group is presented quarterly to the Asset Liability Management Committee. The necessary changes were implemented in the treasury system of the Bank to handle the transition of existing trades to the alternate risk free rates. The transition was carried out for the London Inter-Bank Offer Rate (GBP, JPY, EUR, CHF) that ceased on December 31, 2021. USD London Inter-Bank Offer Rates and INR Mumbai Inter-bank Forward Outright Rates was expected to cease at the end of June 2023. There is sufficient liquidity in market for USD London Inter-Bank Offer Rate linked trades. The Bank does not expect material valuation risk arising out of non-alignment of fallback provisions of commercially linked positions such as trading deals and on the existing hedge deals of the Bank.

The use of derivatives for hedging purposes is governed by the hedge policy approved by the Asset Liability Management Committee. Subject to prevailing regulatory guidelines, the Group deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2023.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives	Credit exposure[3]
Interest rate derivatives[1]	30,733,301.9	99,901.1	(90,108.3)	19,050.3	365,955.3
Currency derivatives (including foreign exchange derivatives)[2]	17,100,573.5	64,120.8	(78,607.9)	25,220.1	501,130.1
Equity derivatives	9,629.1	4.3	(1.1)	(602.0)	261.1
Un-funded credit derivatives	..	..	..	..	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	Credit exposure is computed as per Current Exposure Method (CEM) without bilateral netting.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2022.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives	Credit exposure[3]
Interest rate derivatives[1]	31,560,087.8	48,571.0	(48,494.8)	8,874.7	330,568.1
Currency derivatives (including foreign exchange derivatives)[2]	11,898,939.6	46,742.3	(53,095.3)	49,080.4	373,318.1
Equity derivatives	771.3	7.2	(0.0)	(195.9)	332.5
Un-funded credit derivatives	..	..	..	1.8	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	Credit exposure is computed as per Current Exposure Method (CEM) without bilateral netting.

The following table sets forth the details of the notional amounts, marked-to-market position and credit exposure of hedging derivatives for the year ended March 31, 2023.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	426,018.2	1,184.0	(7,409.0)	5,343.3
Currency derivatives (including foreign exchange derivatives)[2]	5,996.9	122.9	..	119.9
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The gains/(losses) on hedged items arising from changes in fair value for fiscal 2023 and fiscal 2022 amounted to Rs. 5,282.2 million and Rs. 5,750.5 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during fiscal 2023 and fiscal 2022 amounted to Rs. (5,176.4) million and Rs. (7,870.3) million respectively.

The gains/(losses) on cash flow hedges recorded in cash flow hedge reserve for fiscal 2023 and fiscal 2022 amounted to Rs. 981.2 million and Rs. (397.7) million respectively. At year-end fiscal 2023, loss of Rs. 6.3 million (at year-end fiscal 2022: loss of Rs. 4.1 million) recorded in cash flow hedge reserve is expected to be reclassified into earnings during the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations or the addition of other hedges subsequent to year-end fiscal 2023. During fiscal 2023 and fiscal 2022, there were no gains/(losses) reclassified from cash flow hedge reserve into earnings on account of discontinuance of cash flow hedges. At year-end fiscal 2023, the maximum length of time over which the Group was hedging its exposure to the variability in future cash flows was 129 months (year-end fiscal 2022: 107 months). At year-end fiscal 2023, accumulated cash flow hedge reserve was Rs. 544.4 million (year-end fiscal 2022: Rs. (452.0) million). During fiscal 2023, net amount reclassified from accumulated cash flow hedge reserve to earnings was Rs. 15.1 million (fiscal 2022: Rs. 0.2 million).

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 47,036.0 million at March 31, 2023 (March 31, 2022: Rs. 43,202.9 million). The gross positive and negative fair values of these hedging instruments were Rs. 354.6 million (March 31, 2022: Rs. 218.9 million) and Rs. (49.1) million (March 31, 2022: Rs. (227.8) million) respectively and the credit exposure was Rs. 1,690.7 million at March 31, 2023 (March 31, 2022: Rs. 1,288.8 million).

As per the Basel III Regulations, banks may adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. Therefore, mark-to-market receivable has been fully off-set against the collateral received from the counterparty and the excess collateral posted over the net mark-to-market payable is reckoned as exposure. Since the collateral received is counterparty wise and not product wise, the derivative exposure reported above has not been adjusted for the collateral received/posted.

At March 31, 2023, collateral utilized against mark-to-market receivable of the Bank was Rs. 11,775.9 million (March 31, 2022: Rs. 7,762.9 million), excess collateral posted over net mark-to-market payable was Rs. 1,118.2 million (March 31, 2022: Rs. 1,926.9 million) and the net credit exposure post collateral netting on forex and derivatives was Rs. 779,476.0 million (March 31, 2022: Rs. 596,673.7 million).

14.       Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where, after considering all available information, a liability requires accrual in the opinion of management, the Group accrues such liability.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favorable resolution of other years’ appeals/completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The tax payments are recorded as tax paid under other assets.

At March 31, 2023, the Group has assessed its contingent tax liability at an aggregate of Rs. 82,515.2 million (March 31, 2022: Rs. 84,771.4 million), mainly pertaining to income tax, service tax, goods and service tax and sales tax/ value added tax demands by the Indian tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2023. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group's contingent liabilities on income tax and interest tax amounted to Rs. 72,410.0 million (March 31, 2022: Rs. 73,191.1 million) which include appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate authorities and counsel opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 29,002.9 million (March 31, 2022: Rs. 29,598.3 million) mainly relates to whether interest expenses can be attributed to earning tax-free income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on favorable opinion from counsel and past decisions by the appellate authorities in Group’s own cases and other similar cases.

Mark-to-market losses on derivatives: Rs. 15,003.8 million (March 31, 2022: Rs. 15,003.8 million) relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income.

Provision for operating expense: Rs. 5,258.2 million (March 31, 2022: Rs.5,214.5 Million) relates to disallowance of provision for operating expense by the tax authorities treating it as contingent in nature. The group relies on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases.

Interest on perpetual bonds: Rs. 5,145.6 million (March 31, 2022: Rs. 5,962.7 million) relates to the disallowance of interest paid on perpetual bonds. The tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. The Group relies on favourable opinion from counsel and the past decision by the appellate authorities in the Group’s own case.

Depreciation on leased assets: Rs. 4,723.3 million (March 31, 2022: Rs. 4,744.8 million) relates to the disallowance of depreciation claimed on leased assets due to treatment of the lease transactions as loan transactions by the tax authorities. The Group relies on favorable opinion from the counsel and past decisions by the appellate authorities in Group’s own case and other similar cases.

Disallowance of write off in respect of credit cards: Rs. 3,570.9 million (March 31, 2022: Rs. 3,574.9 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favourable opinion from counsel and past decision by the appellate authorities in Group’s own case.

Interest on non-performing assets: Rs. 3,410.4 million (March 31, 2022: Rs. 3,415.4 million) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax law has 180 days limit as against 90 days followed by the Bank. The Group has relied on favorable opinion from counsel and past decisions by the appellate authorities in Group’s own and other similar cases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,030.6 million (March 31, 2022: Rs. 1,030.6 million) relates to two special reserve accounts maintained by the Group, which included a special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favourable orders.

The Group’s contingent liabilities on service tax and goods and service tax amounted to Rs. 8,888.4 million (March 31, 2022: Rs. 10,236.3 million), which mainly pertain to the demands along with interest and penalty levied by the respective tax authorities. The Group relies on favorable opinion from counsel. The key disputed liabilities are detailed below.

Disallowance of input tax credit on interchange fees: Rs. 2,048.0 million (March 31, 2022: Rs. 2,048.0 million) relates to disallowance of input credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. The Group has relied on a favorable opinion from counsel.

Service tax on interchange fees: Rs. 1,488.7 million (March 31, 2022: Rs. 1,488.7 million) relates to service tax and interest on interchange fees received by the Bank as an issuing bank. The Group has relied on a favorable opinion from counsel.

Service tax on amount retained from contribution: Rs. 1,091.6 million (March 31, 2022: Rs. 1,091.6 million) pertaining to ICICI Strategic Investment Fund relates to retention of contribution received by the fund, being treated as income received towards the services rendered by fund to its contributors. The Group has relied on a favorable opinion from counsel.

The Group’s contingent liabilities on sales tax/value added tax amounted to Rs. 1,214.6 million (March 31, 2022: Rs. 1,344.0 million) by various state government authorities. The matters mainly pertain to procedural issues like submission of statutory forms and adhoc additions in turnover. The Group has relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liabilities do not include Rs. 34,988.3 million (March 31, 2022: Rs. 36,173.4 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 30,493.8 million (March 31, 2022: Rs. 30,753.3 million) mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which are covered by favorable decisions by the Supreme Court of India in the Group’s own/other cases and Rs. 3,632.3 million (March 31, 2022: Rs. 4,492.1 million) pertains to errors requiring rectification by tax authorities. Therefore, these are not required to be disclosed as contingent liability.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

15.       Litigation

A number of litigations and claims against the Group (and its directors and officers) are pending in various forums. The claims on the Group (and its directors and officers) mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held or the contingent liability recognized. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses though aggregate of such amounts are recognized as contingent liabilities. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 2,668.2 million against which provision of Rs. 1,883.8 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 5,376.8 million at March 31, 2023, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.       Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2023 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Total income	1,037,753.4	506,148.5	845,369.2	44,640.0	479,301.7	97,259.8	(1,148,684.6)	1,861,788.0
	External revenue	624,349.7	366,629.6	241,880.1	44,192.1	478,712.6	106,023.9	..	1,861,788.0
	Revenue from transfer pricing on external liabilities and other internal revenue	413,403.7	139,518.9	603,489.1	447.9	589.1	(8,764.1)	(1,148,684.6)	..
2	Segment results[1]	175,336.8	157,857.8	140,372.1	10,014.5	8,968.9	42,023.7	(15,509.2)	519,064.6
3	Unallocated expenses								56,500.0
4	Share of profit from associates								9,982.9
5	Operating profit[1] (2) – (3) + (4)								472,547.5
6	Income tax expenses (net)/(net deferred tax credit)								117,934.4
7	Net profit[2] (5) – (6)								354,613.1
	Other information
8	Segment assets	6,039,593.7	4,328,743.5	5,129,405.0	836,960.5	2,556,899.0	711,348.4	(114,612.3)	19,488,337.8
9	Unallocated assets								96,567.2
10	Total assets (8) + (9)								19,584,905.0
11	Segment liabilities	8,913,545.4	3,472,764.9	3,344,275.6[3]	564,779.6[3]	2,558,472.0[3]	714,679.8[3]	(114,612.3)[3]	19,453,905.0
12	Unallocated liabilities								131,000.0
13	Total capital and liabilities (11) + (12)								19,584,905.0
14	Capital expenditure	11,682.9	5,251.8	610.6	455.2	1,357.0	1,884.8	..	21,242.3
15	Depreciation	9,274.5	3,427.2	335.8	405.2	835.1	884.2	(16.4)	15,145.6

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2022 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Total income	846,392.2	399,714.9	673,210.9	27,784.1	453,402.4	87,332.5	(912,473.8)	1,575,363.2
	External revenue	483,837.6	289,280.0	229,049.3	27,291.1	452,258.2	93,647.0	..	1,575,363.2
	Revenue from transfer pricing on external liabilities and other internal revenue	362,554.6	110,434.9	444,161.6	493.0	1,144.2	(6,314.5)	(912,473.8)	..
2	Segment results[1]	114,003.9	90,529.3	96,744.8	6,271.2	7,905.6	43,499.9	(16,792.0)	342,162.7
3	Unallocated expenses								(250.0)
4	Share of profit from associates								7,544.3
5	Operating profit[1] (2) – (3) + (4)								349,957.0
6	Income tax expenses (net)/(net deferred tax credit)								84,574.4
7	Net profit[2] (5) – (6)								265,382.6
	Other information
8	Segment assets	4,876,519.3	3,790,918.0	5,218,960.9	682,866.9	2,440,064.2	516,534.8	(105,216.9)	17,420,647.2
9	Unallocated assets								105,726.6
10	Total assets (8) + (9)								17,526,373.8
11	Segment liabilities	7,918,942.5	3,213,907.0	2,933,413.9[3]	541,143.1[3]	2,441,543.2[3]	520,286.4[3]	(105,216.9)[3]	17,464,019.2
12	Unallocated liabilities								62,354.6
13	Total capital and liabilities (11) + (12)								17,526,373.8
14	Capital expenditure	9,901.7	4,453.3	623.1	345.7	732.3	943.8	..	16,999.9
15	Depreciation	8,068.8	3,130.8	399.6	321.9	669.1	726.3	(16.4)	13,300.1
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2021 prepared on the basis described in Schedule 18 note 10A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Total income	756,692.9	371,945.3	664,810.9	31,800.6	436,215.9	129,648.3	78,270.3	(857,462.3)	1,611,921.9
	External revenue	414,943.4	259,621.0	265,108.2	29,880.4	435,804.7	126,511.3	80,052.9	..	1,611,921.9
	Revenue from transfer pricing on external liabilities and other internal revenue	341,749.5	112,324.3	399,702.7	1,920.2	411.2	3,137.0	(1,782.6)	(857,462.3)	..
2	Segment results[1]	77,399.7	58,199.5	106,155.9	5,735.7	10,811.8	19,539.5	40,077.1	(11,578.8)	306,340.4
3	Unallocated expenses									47,500.0
4	Share of profit from associates									1,442.9
5	Operating profit[1] (2) – (3) + (4)									260,283.3
6	Income tax expenses (net)/(net deferred tax credit)									56,643.7
7	Net profit[2] (5) – (6)									203,639.6
	Other information
8	Segment assets	4,124,986.5	3,259,375.0	4,602,320.5	750,682.3	2,169,189.1	389,436.1	445,994.8	(147,461.6)	15,594,522.7
9	Unallocated assets									143,599.7
10	Total assets (8) + (9)									15,738,122.4
11	Segment liabilities	6,869,207.9	2,821,639.2	2,480,180.3[3]	639,123.3[3]	2,170,346.2[3]	392,588.7[3]	449,893.8[3]	(147,461.6)[3]	15,675,517.8
12	Unallocated liabilities									62,604.6
13	Total capital and liabilities (11) + (12)									15,738,122.4
14	Capital expenditure	9,228.1	4,745.0	866.6	401.2	400.1	773.0	745.2	..	17,159.2
15	Depreciation	7,249.4	2,859.8	481.0	323.3	598.0	1,306.0	599.6	(16.4)	13,400.7
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2023 and March 31, 2022.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2023 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	75,390.4	22,871.7	..	1,156.2	..	37.5	(632.5)	98,823.3
2	Lending linked fee	23,659.0	13,403.0	..	1,172.9	5.8	1,628.5	(253.8)	39,615.4
3	Fund management fee	..	..	..	..	..	27,550.4	(0.6)	27,549.8
4	Securities brokerage income	..	..	..	..	..	12,563.0	(6.8)	12,556.2
5	Third party products distribution fee	9,390.9	..	..	0.4	..	6,532.1	(5,673.4)	10,250.0
6	Others	811.3	1,342.7	10.2	408.2	..	5,348.1	(230.5)	7,690.0
	Total	109,251.6	37,617.4	10.2	2,737.7	5.8	53,659.6	(6,797.6)	196,484.7

1.	Out of the total revenue of Rs. 196,484.7 million, amount of revenue recognized point in time is Rs. 177,416.7 million and amount of revenue recognized over the period is Rs. 19,068.0 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2022 is given below.

       Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	59,375.0	19,482.6	..	799.6	..	23.5	(783.1)	78,897.6
2	Lending linked fee	20,290.7	11,551.6	..	540.6	..	932.0	(274.8)	33,040.1
3	Fund management fee	..	..	..	18.1	..	24,634.3	(0.5)	24,651.9
4	Securities brokerage income	..	..	..	..	..	15,526.0	(6.8)	15,519.2
5	Third party products distribution fee	11,166.9	..	..	0.6	..	5,740.8	(7,506.0)	9,402.3
6	Others	2,754.7	1,576.0	13.8	455.1	4.6	6,576.4	(7.8)	11,372.8
	Total	93,587.3	32,610.2	13.8	1,814.0	4.6	53,433.0	(8,579.0)	172,883.9
1.	Out of the total revenue of Rs. 172,883.9 million, amount of revenue recognized point in time is Rs. 154,800.3 million and amount of revenue recognized over the period is Rs. 18,083.6 million.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2021 is given below.

       Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Transaction banking fee	47,821.6	17,466.5	..	707.1	..	..	10.2	(505.8)	65,499.6
2	Lending linked fee	16,714.2	8,387.1	..	395.4	..	..	603.4	(135.3)	25,964.8
3	Fund management fee	..	..	..	1.4	..	..	20,424.7	(0.6)	20,425.5
4	Securities brokerage income	..	..	..	..	..	..	15,045.2	(198.6)	14,846.6
5	Third party products distribution fee	10,595.8	110.3	..	1.2	..	..	4,099.6	(9,046.4)	5,760.5
6	Others	1,767.8	1,190.0	702.9	299.7	3.9	..	3,979.4	(210.1)	7,733.6
	Total	76,899.4	27,153.9	702.9	1,404.8	3.9	..	44,162.5	(10,096.8)	140,230.6
1.	Out of the total revenue of Rs. 140,230.6 million, amount of revenue recognized point in time is Rs. 124,824.7 million and amount of revenue recognized over the period is Rs. 15,405.9 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

18.       Employee Stock Option Scheme

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2023.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	237,197,999	310.82	5.12	99,501.6
Add: Granted during the year	25,793,500	747.92
Less: Lapsed during the year, net of re-issuance	3,921,340	568.36
Less: Exercised during the year	34,044,356	276.72
Outstanding at the end of the year	225,025,803	361.60	4.43	116,036.0
Options exercisable	172,938,533	289.69	4.03	101,611.0

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2022.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	246,590,972	276.14	5.86	75,447.4
Add: Granted during the year	25,550,350	570.43
Less: Lapsed during the year, net of re-issuance	2,164,335	444.41
Less: Exercised during the year	32,778,988	243.44
Outstanding at the end of the year	237,197,999	310.82	5.12	99,501.6
Options exercisable	177,170,739	264.69	4.91	82,491.6

Total fair value of options vested was Rs. 4,630.2 million for the year ended March 31, 2023, Rs. 4,145.3 million for the year ended March 31, 2022 and Rs. 3,555.6 million for the year ended March 31, 2021.

Total aggregate intrinsic value of options exercised was Rs. 19,325.5 million for the year ended March 31, 2023, Rs. 15,094.0 million for the year ended March 31, 2022 and Rs. 7,390.2 million for the year ended March 31, 2021.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2023 and March 31, 2022 was Rs. 4,062.2 million and Rs. 3,086.4 million respectively and the weighted-average period over which it is expected to be recognized was 1.51 years and 1.53 years respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a summary of stock options exercisable at March 31, 2023.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	7,202,993	160.84	1.85	5,160.3
200-399	133,303,238	261.30	4.30	82,108.7
400-599	32,398,912	434.71	3.41	14,337.8
600-799	29,190	742.88	4.60	3.9
800-999	4,200	810.25	4.81	0.3

The following table sets forth a summary of stock options exercisable at March 31, 2022.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	11,245,113	160.69	2.52	6,405.4
200-399	148,506,165	256.43	5.24	70,372.0
400-599	17,419,461	402.26	3.62	5,714.2

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2023.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2022	60,027,260	172.61
Add: Granted during the year	25,793,500	291.15
Less: Vested during the year	29,953,785	154.58
Less: Forfeited during the year	3,779,705	229.14
Unvested at March 31, 2023	52,087,270	237.58

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2022.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2021	69,454,030	130.30
Add: Granted during the year	25,550,350	227.75
Less: Vested during the year	32,901,210	125.99
Less: Forfeited during the year	2,075,910	174.60
Unvested at March 31, 2022	60,027,260	172.61

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2023	2022	2021
Risk-free interest rate	5.99% to 7.37%	5.34% to 6.53%	4.83% to 5.74%
Expected term	3.23 years to 5.23 years	3.55 years to 5.55 years	3.45 years to 5.45 years
Expected volatility	34.79% to 38.98%	35.38% to 39.41%	35.19% to 37.31%
Expected dividend yield	0.27% to 0.72%	0.18% to 0.30%	0.26% to 0.30%

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

19.       Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million
	Year ended March 31,
	2023	2022	2021
Interest income	1,210,668.1	954,068.7	891,626.6
Interest expense	505,433.9	411,666.7	426,590.9
Net interest income	705,234.2	542,402.0	465,035.7
Provision for loan losses & others	55,482.3	84,354.2	165,723.9
Provision for depreciation on investments	13,917.0	5,412.3	(1,950.0)
Net interest income after provision for loan losses and investments	635,834.9	452,635.5	301,261.8
Non-interest income	651,119.9	621,294.5	720,295.3
Non-interest expense	824,390.2	731,517.3	762,716.7
Income before income tax expense, minority interest and share of profit in associates	462,564.6	342,412.7	258,840.4
Income tax expense	117,934.4	84,574.4	56,643.7
Income before minority interest and share of profit in associates	344,630.2	257,838.3	202,196.7
Add: Share of profit in associates	9,982.9	7,544.3	1,442.9
Net profit for the year before minority interest	354,613.1	265,382.6	203,639.6
Less: Minority interest	14,246.7	14,281.6	19,796.4
Net income	340,366.4	251,101.0	183,843.2

	Year ended March 31,
	2023	2022	2021
Earnings per equity share: (Rs.)
Basic	48.86	36.21	27.26
Diluted	47.84	35.44	26.83
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	6,966	6,934	6,743
Diluted	7,105	7,076	6,842

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2023	2022
Assets
Cash and cash equivalents	1,364,564.9	1,831,259.8
Investments[1,2]	6,395,519.7	5,670,977.2
Loans, net[1,2]	10,838,663.2	9,203,081.4
Property, plant and equipment	109,261.2	105,495.6
Goodwill	1,013.3	1,013.3
Deferred tax asset (net)	76,194.4	79,484.8
Interest accrued, outstanding fees and other income	161,497.2	115,466.2
Assets held for sale	428.8	558.5
Other assets	637,762.3	519,037.0
Total assets	19,584,905.0	17,526,373.8

Liabilities
Interest-bearing deposits	10,450,599.7	9,280,377.2
Non-interest bearing deposits	1,657,721.8	1,633,280.8
Short-term borrowings and trading liabilities	578,221.6	418,828.7
Long-term debt	1,312,396.5	1,197,198.1
Other liabilities	3,374,119.9	3,116,355.2
Total liabilities	17,373,059.5	15,646,040.0

Minority interest	66,867.5	59,808.9
Stockholders’ equity	2,144,978.0	1,820,524.9
Total liabilities and stockholders’ equity	19,584,905.0	17,526,373.8

1.	Includes investments and loans amounting to Rs. 261,206.3 million (March 31, 2022: Rs. 122,799.8 million) pledged as security towards short-term borrowings amounting to Rs. 258,992.9 million (March 31, 2022: Rs. 122,268.9 million).

2.	Includes investments and loans amounting to Rs. 246,812.5 million (March 31, 2022: Rs. 243,364.2 million) pledged as security towards long-term borrowings amounting to Rs. 239,969.1 million (March 31, 2022: Rs. 237,157.5 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2022	13,899.7	2,664.1	497,645.1	597,944.4	708,371.6
Proceeds from issue of share capital	68.1	..	9,576.3	..	..
Additions during the year	..	5,172.4	8.1[3]	200,193.5[4]	111,924.4
Deductions during the year	..	(227.7)[5]	..	(55.0)	(2,207.0)[6]
Balance at March 31, 2023	13,967.8	7,608.8	507,229.5	798,082.9	818,089.0

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 1,482.1 million towards addition in fair value change account of ICICI Prudential Life Insurance Company Limited.

5.	Represents amount transferred to Securities Premium on account of exercise of employee stock options or to General Reserve on lapses of employee stock options during the year.

6.	Represents amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2021	13,834.1	31.0	489,694.7	456,653.6	615,661.6
Proceeds from issue of share capital	65.6	..	7,923.3	..	..
Additions during the year	..	2,642.2	27.1[3]	144,130.1	95,590.6
Deductions during the year	..	(9.1)[4]	..	(2,839.3)[5]	(2,880.6)[6]
Balance at March 31, 2022	13,899.7	2,664.1	497,645.1	597,944.4	708,371.6

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Represents amount transferred to Securities Premium on account of exercise of employee stock options or to General Reserve on lapses of employee stock options during the year.

5.	Includes Rs. 2,471.4 million towards reduction in fair value change account of ICICI Prudential Life Insurance Company Limited.

6.	Represents amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation, revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2020	12,947.7	34.9	335,899.4	308,804.0	571,914.7
Proceeds from issue of share capital	886.4	..	154,419.4[3]	..	..
Additions during the year	..	..	77.6[4]	147,991.0[5,6]	54,078.3
Deductions during the year	..	(3.9)[7]	(701.7)	(141.4)	(10,331.4)[6,8]
Balance at March 31, 2021	13,834.1	31.0	489,694.7	456,653.6	615,661.6

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve, capital redemption reserve and reserve fund.

3.	Includes Rs. 149,162.0 million on account of equity shares issued under Qualified Institutional Placement and Rs. 5,257.4 million (year ended March 31, 2020: Rs. 5,452.1 million) on exercise of employee stock options.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Includes Rs. 10,725.6 million towards addition in fair value change account of insurance subsidiaries.

6.	Includes balance in reserve fund transferred due to closure of Sri Lanka branch and excess balance in Investment Fluctuation Reserve to balance in profit and loss account during the year ended March 31, 2021.

7.	Represents amount transferred to Securities Premium on account of exercise of employee stock options or to General Reserve on lapses of employee stock options during the year.

8.	Includes amount transferred from revaluation reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold or loss on revaluation on account of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2023	March 31, 2022	March 31, 2021
Balance at the beginning of the year	508,988.5	385,155.9	267,999.9
Additions during the year	340,366.4	251,101.0	183,843.2
Dividend	(34,794.5)	(13,852.3)	..
Deductions during the year[1]	(158,173.6)	(113,416.1)[2]	(66,687.2)
Balance at the end of the year	656,386.8	508,988.5	385,155.9
1.	Includes appropriations/transfers to other reserves.

2.	Also includes reduction due to discontinuation of ICICI Lombard General Insurance Company from consolidation during the fiscal 2022.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million
	Year ended March 31,
	2023	2022	2021
Conversions of loans to investments	7,003.4	204.3	3,064.9
Interest paid	499,568.0	408,972.7	432,471.2
Interest and dividend received	1,167,957.4	956,304.8	892,770.6

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2023		At March 31, 2022
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and balances with Reserve Bank of India	686,489.4	686,489.4	1,096,307.1	1,096,307.1
Balances with banks and money at call and short notice	678,075.5	678,075.5	734,952.8	734,952.8
Investments	6,395,519.7	6,636,987.2	5,670,977.2	6,030,990.1
Advances	10,838,663.2	10,919,209.8	9,203,081.4	9,280,758.0
Other assets	760,213.7	760,213.7	597,430.8	597,430.8
Total	19,358,961.5	19,680,975.6	17,302,749.3	17,740,438.8
Financial liabilities
Interest-bearing deposits	10,450,594.5	10,457,726.0	9,280,366.5	9,324,755.9
Non-interest-bearing deposits	1,657,727.0	1,657,727.0	1,633,291.4	1,633,291.4
Borrowings	1,890,618.1	1,863,193.1	1,616,026.8	1,616,877.2
Other liabilities and provisions	683,368.0	683,368.0	681,328.9	681,328.9
Total	14,682,307.6	14,662,014.1	13,211,013.6	13,256,253.4

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

1.    Net income reconciliation

Rupees in million

	Note	Year ended March 31,
		2023	2022	2021
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		340,366.4	251,101.0	183,843.2

Adjustments on account of:

Allowance for credit losses	(a)	15,616.7	22,853.5	48,654.4

Business combinations	(b)	177.6	(634.9)	(1,806.2)

Consolidation	(c)	(123,486.7)	248,275.4	6,215.0

Valuation of debt and equity securities	(d)	(138.0)	10,930.7	(11,626.2)

Amortization of fees and costs	(e)	6,525.7	3,925.8	4,298.8

Accounting for derivatives	(f)	(825.7)	53.9	1,328.4

Accounting for compensation costs	(g)	(1,246.8)	(2,270.6)	(4,352.7)

Accounting for securitization	(h)	(24.0)	(532.5)	715.4

Income tax benefit/(expense)	(i)	10,893.6	(21,701.9)	(12,148.5)

Others	(j)	2,134.9	(207.8)	(1,420.9)

Total impact of all adjustments		(90,372.7)	260,691.6	29,857.5

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		249,993.7	511,792.6	213,700.7
Net income as per U.S. GAAP attributable to non-controlling interests[1]		10,224.3	13,282.7	20,443.0
Total net income as per U.S. GAAP		260,218.0	525,075.3	234,143.7

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		48.86	36.21	27.26

U.S. GAAP (consolidated)		35.89	73.81	31.69

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		47.84	35.44	26.83

U.S. GAAP (consolidated)		35.17	72.41	31.23
1.	Profit attributable to minority interests as per Indian GAAP was Rs. 14,246.7 million (March 31, 2022: Rs. 14,281.6 million and March 31, 2021: Rs. 19,796.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.    Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2023	2022
Consolidated net worth as per Indian GAAP excluding minority interests[1]		2,144,977.9	1,820,524.9

Adjustments on account of:

Allowance for credit losses	(a)	38,841.3	23,295.9

Business combinations	(b)	29,951.6	29,774.0

Consolidation	(c)	218,840.2	349,733.2

Valuation of debt and equity securities	(d)	(22,407.9)	14,731.2

Amortization of fees and costs	(e)	39,518.2	33,068.2

Accounting for derivatives	(f)	1,055.1	1,880.8

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,290.4)	(1,371.7)

Income tax assets/(liabilities)	(i)	31,921.9	11,451.2

Others	(j)	(8,331.5)	(9,654.8)

Total impact of all adjustments		328,098.5	452,908.0

ICICI Bank stockholders’ equity as per U.S. GAAP		2,473,076.4	2,273,432.9
Non-controlling interests[1]		18,836.5	16,358.6
Total equity as per U.S. GAAP		2,491,912.9	2,289,791.5
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 66,867.5 million (March 31, 2022: Rs. 59,808.9 million).

a)	Allowance for credit losses

The differences in the credit losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the credit losses on restructured assets, including losses on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Expected credit losses on commercial loans based on individual assessment, which do not share similar risk characteristics with other loans under U.S. GAAP as compared to provisions based on graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by the Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Expected credit losses on the loans sharing similar risk characteristics under U.S. GAAP as compared to prescriptive/graded provisioning, subject to minimum provisioning rate, as per the Reserve Bank of India guidelines under Indian GAAP for the Bank.

iv.	Expected credit losses on non-cancellable loan commitments, non-fund exposures and other financial assets under U.S. GAAP as compared to estimated provision on expected devolvement of guarantees on certain borrowers classified as non-performing under Indian GAAP for the Bank.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit losses on restructured loans, including losses on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP

Under Indian GAAP, certain loans restructured by the Bank (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period and certain other types of loans explained below) by re-scheduling principal repayments and/or the interest are classified as non-performing as per the Reserve Bank of India guidelines. Provisions as applicable to non-performing loans, are made on restructured loans. In addition to this, provision for the diminution in fair value of the restructured loans is also made by the Bank. The diminution in fair value is computed by discounting both sets of cash flows, based on interest rate prior to restructuring and post restructuring, at the existing rate of interest charged on the loan before the restructuring.

Loans restructured under specific guidelines issued by the Reserve Bank of India for Resolution Framework for Covid-19-related Stress and for certain eligible micro, small and medium enterprises and loans restructured with deferment of date of commencement of commercial operations are not classified as non-performing under Indian GAAP. The Bank makes provision on these loans subject to minimum requirements as per the Reserve Bank of India guidelines.

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

Credit losses on commercial loans which do not share similar risk characteristics

These differences primarily relate to provisions on non-performing commercial loans under Indian GAAP and credit loss provisions on commercial loans which do not share similar risk characteristics under U.S. GAAP. This difference arises due to a difference in methodology applied to calculate the credit losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three-year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be provided for. In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, wherever granted, was excluded from the determination of number of days past-due for the purpose of asset classification as per the Reserve Bank of India guidelines.

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

Under U.S. GAAP, credit losses on the commercial loans sharing similar risk characteristics are accounted on a collective basis. The segmentation for the commercial loans is based on risk characteristics such as customer type, risk rating and delinquency status. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying probability of default and loss given default. Based on historical default rates, the probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s economic outlook based on internal as well as external inputs and involve a governance process that incorporates feedback from senior management.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under U.S. GAAP, credit losses on the consumer loans sharing similar risk characteristics are accounted for on collective basis. The segmentation for the consumer loans is based on risk characteristics such as product type, delinquency status, credit scores, and vintage. For agriculture loans, a further segmentation of risk characteristics is also carried out based on direct and indirect agriculture lending categories. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying probability of default and loss given default. Based on historical default rates, the probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s economic outlook based on internal as well as external inputs and involve a governance process that incorporates feedback from senior management.

Under Indian GAAP, the Bank, on prudent basis, has made contingency provision due to the economic and geopolitical uncertainties. Under US GAAP, the Group makes adjustments to appropriately address these economic circumstances over and above the model output by increasing the probability of default estimates based on management judgement.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the difference in aggregate expected credit losses between Indian GAAP and U.S. GAAP attributable to the above reconciling items.

Rupees in million
Reconciling items	Year ended March 31,
	2023	2022	2021
Differences due to expected credit losses on commercial loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	(4,357.5)	(2,979.5)	4,185.6
Differences due to expected credit losses on commercial loans evaluated on individual basis	(8,536.9)	5,868.8	13,788.7
Differences due to expected credit losses on loans evaluated on collective basis	31,333.3	8,963.6	30,275.1
Differences due to expected credit losses on undrawn commitments, non-fund exposures and other financial assets	(2,822.2)	11,000.6	405.0
	15,616.7	22,835.5	48,654.4

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

ICICI Lombard General Insurance Company Limited, a general insurance company, was established as a joint venture, which allowed substantive participating rights to a minority shareholder. Under U.S. GAAP, the Bank had been accounting for its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate. During fiscal 2018, the joint venture agreement was terminated, resulting in the Bank acquiring control in ICICI Lombard General Insurance Company Limited without transferring any additional consideration. Under U.S. GAAP, this transaction was accounted using acquisition method for business combination under “ASC Subtopic 805-10, Business Combination – Overall”. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets acquired from the fair value of equity interest held by the Bank and fair value of minority interest. Accordingly, goodwill of Rs. 142,896.9 million and intangibles of Rs. 15,553.0 million were recorded under U.S. GAAP. The goodwill was allocated to the General insurance segment of the Group. Under Indian GAAP, no specific accounting was required for termination of the above joint venture agreement. During fiscal 2022, the Bank’s holding in ICICI Lombard General Insurance Company Limited has reduced below 50.0% and it ceased to be a subsidiary under ASC Topic 810-Consolidation. Accordingly, the goodwill and unamortized intangibles were de-recognized during fiscal 2022.

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

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2023, 2022 and 2021.

Under U.S. GAAP intangible assets with finite useful life are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Amortization of intangibles	..	(704.1)	(1,813.7)
Others	177.6	69.2	7.5
Total difference in business combinations	177.6	(634.9)	(1,806.2)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of life insurance subsidiary;

2.	Deconsolidation of former general insurance subsidiary

3.	Equity affiliates and majority owned subsidiaries; and

4.	Consolidation of variable interest entities.

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

In accordance with the Scheme of Arrangement between ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited, as approved by Insurance Regulatory and Development Authority of India (with effect from September 8, 2021), assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. ICICI General issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI General reduced to below 50.0%. Accordingly, the Bank has accounted its investment in ICICI General as an associate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements with effect from April 1, 2021 under Indian GAAP. Under U.S. GAAP, ICICI General was consolidated on line-by-line basis till September 7, 2021, and was accounted as an affiliate with effect from September 8, 2021, the date of loss of control. Under Indian GAAP, the retained interest in ICICI General was accounted at carrying value. Under U.S. GAAP, the retained interest in the ICICI General was fair valued on the date of loss of control based on the closing quoted price of the common stock of ICICI General in the stock exchange. This resulted in a gain of Rs. 254,998.1 million on deconsolidation. On the date of deconsolidation, in accordance with the requirements of FASB ASC Topics 323 and 805, the Bank carried out a preliminary purchase price allocation of carrying value of investment in ICICI General. During fiscal 2022, given the complexity involved in the identification and measurement of the intangibles, the determination of final values of intangibles was underway and was planned to be completed within the permitted measurement period as per the aforementioned requirements. The determination of final values of intangibles was concluded during fiscal 2023 (within the prescribed timelines), accordingly, the Bank’s share in identified intangibles was valued at Rs. 14,982.6 million and Goodwill amounted at Rs. 288,806.9 million. During fiscal 2023, considering the significant and continuous decline in market price of equity shares of ICICI General, the Bank has recognized an impairment loss of Rs. 122,012.3 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Profit/(loss) as per U.S. GAAP for life insurance subsidiary	11,412.9	(1,758.2)	21,327.4
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	8,134.9	7,592.0	9,561.6
Net reconciliation difference for life insurance subsidiary[1]	3,278.0	(9,350.2)	11,765.8
Profit/(loss) from life insurance subsidiary attributable to the Group[2]	1,700.2	(4,780.5)	6,000.8
Profit on deconsolidation of former general insurance subsidiary	..	254,998.1[3]	..
Profit/(loss) from equity affiliates and majority owned subsidiaries	(3,179.4)[4]	(1,932.8)[4]	..
Impairment loss on investment in equity affiliate…	(122,012.3)
Profit/(loss) on consolidation of variable interest entities and special purpose entities	4.8	(9.3)	214.2
Total differences in consolidation	(123,486.7)	248,275.4	6,215.0
1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance affiliates.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

3.	Represents gain on fair valuation of retained investment in General insurance affiliate.

4.	Represents the Group’s share in difference in profit/(loss) between Indian GAAP and U.S. GAAP for General insurance affiliate and amortization of intangibles. See also- 22. Notes under U.S. GAAP – Insurance affiliates.

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

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Impact of differences in mark-to-market accounting for investment securities	7,917.9	9,323.9	887.8
Impairment allowance on AFS securities under U.S. GAAP	(2,291.6)	(2,114.9)	(2,067.4)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income under U.S. GAAP	(549.5)	176.0	(571.1)
Impact of gain on sale of stake in subsidiary companies recognized in the income statement under Indian GAAP, which is recognized as an equity transaction under U.S. GAAP	..	..	(25,726.7)
Impact of fair value accounting for financial interest in certain equity affiliates	(754.5)	5,156.8	5,738.4
Others[1]	(4,460.3)	(1,611.1)	10,112.8
Total	(138.0)	10,930.7	(11,626.2)

1.	The difference is primarily due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available for sale debt securities include all securities classified as ‘held to maturity’ under Indian GAAP, which amounts to a loss of Rs.5,104.8 million for fiscal 2023 (for fiscal 2022 a loss of Rs. 3,637.2 million, for fiscal 2021 a gain of Rs. 8,767.8 million). First-In-First-Out method of accounting is applied on aggregate ‘available for sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP.

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

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Loan origination fees and costs	5,382.0	6,425.0	4,345.2
Retirement benefit costs	1,232.4	(2,021.2)	(1,679.8)
Reinsurance commission and deferred acquisition costs	..	(319.7) [2]	1,835.0
Amortization of other costs	(88.7)	(158.3)	(201.6)
Total differences in amortization of fees and costs[1]	6,525.7	3,925.8	4,298.8

1.	Does not include any amount that is attributable to non-controlling interest holders.

2.	Represents difference in net income of former general insurance subsidiary upto September 7, 2021

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP, primarily due to higher direct loan origination costs on consumer loans incurred during these years reflecting growth in consumer loans.

While under Indian GAAP, actuarial gain or loss are recognized in profit and loss account, under U.S. GAAP, the actuarial gain/loss are recognized through other comprehensive income and thereafter amortized through profit and loss account. The actuarial loss for fiscal 2023 recognized through other comprehensive income were higher as compared to amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2023 as compared to Indian GAAP. During fiscal 2022, there was higher amortization of actuarial losses from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP as compared to Indian GAAP.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 – Advances" for balance sheet presentation of amortization of loan processing fees and cost.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f)	Accounting for derivatives

Under Indian GAAP, the Group hedges interest rate and exchange rate risks on some on-balance sheet assets and liabilities through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of the hedge accounting. Under Indian GAAP, based on the Reserve Bank of India’s guidelines, accounting for hedge relationship established after June 26, 2019 by the Bank, is based on Guidance note on Accounting for Derivative Contracts issued by Institute of Chartered Accountant of India. The hedging instruments and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account. For hedge relationship established before June 26, 2019, the accounting is based on accrual basis. To the extent a cash flow hedge is effective, the change in the fair value of the hedging instrument is recognized in cash flow hedge reserve. The ineffective portion of hedge is accounted in profit and loss account. The premium/discount on certain foreign currency swaps, used for asset liability management purposes, is amortized over the life of the swap. All other outstanding forward exchange contracts are revalued and the resultant gains or losses are recognized in the profit and loss account.

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

The Bank has recognized current tax expense or benefit and recognized deferred tax assets or liabilities on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP with these offsetting amounts allocated to net income. Under U.S. GAAP, no deferred tax assets or liabilities are recognized on undistributed earnings of overseas branches where current taxes have been incurred and the current tax expense or benefit incurred has been allocated to Other Comprehensive Income.

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

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Deferred tax on temporary differences related to subsidiaries, branches and affiliates[1,2]	(2,139.4)	9,340.1	3,676.7
Deferred tax on unabsorbed depreciation or carried forward losses[3]	(2,007.0)	2,168.3	(156.4)
Deferred tax on Special Reserve	6,580.8	3,669.5	2,743.2
Deferred tax on temporary difference on property and equipment	(117.4)	48.4	36.3
Income tax impact of non-tax U.S. GAAP adjustments	8,576.6	(36,928.2)	(18,448.3)
Total differences in income taxes benefit/(expense)	10,893.6	(21,701.9)	(12,148.5)

1.	For the year ended March 31, 2022, tax effect of Rs.8,247.7 million was recognized for the existing deductible temporary difference for the Bank’s investment in ICICI General as it ceased to be a subsidiary and became an affiliate.

2.	For the year ended March 31, 2021, tax effect of Rs. (1,363.7) million on gain on sale of equity shares of the Bank’s subsidiaries (where control is retained) is accounted in equity under U.S. GAAP.

3.	For the year ended March 31, 2021, tax effect of Rs. (983.2) million on gain on sale of equity shares of the Bank’s subsidiaries (where control is retained) is accounted in equity under U.S. GAAP.

At March 31, 2023, the stockholders’ equity was higher by Rs. 31,921.9 million (March 31, 2022: higher by Rs. 11,451.2 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs. 31,987.1 million (March 31, 2022: Rs. 32,793.4 million) was due to deferred tax on temporary differences related to branches and affiliates, Rs. 615.1 million (March 31, 2022: Rs. 1,245.6 million) was due to deferred taxes not being recognized under U.S. GAAP related to foreign currency translation reserves pertaining to overseas branches, Rs. 1,413.8 million (March 31, 2022: Rs. 3,420.7 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 36,865.1 million (March 31, 2022: Rs. 31,118.7 million) was due to deferred tax on Special Reserve, Rs. 500.2 million (March 31, 2022: Rs. 617.7 million) was due to deferred tax on temporary difference on property and equipment and Rs. (39,459.3) million (March 31, 2022: Rs. (57,744.9) million) was due to the income tax impact of non-tax U.S. GAAP adjustments.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax" for Indian GAAP presentation.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 30,918.4 million at March 31, 2023 (March 31, 2022: Rs. 32,285.0 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 755.2 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2023 (Rs. 703.1 million for the year ended March 31, 2022 and Rs. 680.3 million for the year ended March 31, 2021).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. There was a higher profit of Rs. 1,216.2 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2023 (lower profit of Rs. 1,476.8 million for the year ended March 31, 2022 and lower profit of Rs. 1,923.1 million for the year ended March 31, 2021).

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the Group’s involvement with consolidated and unconsolidated variable interest entities in which the Group holds significant variable interests at March 31, 2023.

Rupees in million

Particulars	Year ended March 31, 2023	Year ended March 31, 2022
Mortgaged backed securitizations (funded)
Significant investment in unconsolidated variable interest entities	..	..
Investment in consolidated variable interest entities	1,425.8	1,425.8
Total investment in variable interest entity assets (gross assets)	1,425.8	1,425.8

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

Rupees in million

Particulars	At March 31, 2023	At March 31, 2022
Investments	228.8	232.7
Loans	1,537.8	1,802.1
Total assets	1,766.6	2,034.8
Borrowings	334.0	409.2
Total liabilities	334.0	409.2

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 98,737.3 million at March 31, 2023 (March 31, 2022: Rs. 58,674.1 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these variable interest entities, nor was the Bank involved in the design of these variable interest entities. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table, for the periods indicated, provides details of fair value accounting of financial interests

Rupees in million

Particulars	At March 31, 2023	At March 31, 2022
Carrying value of loans and guarantees[1]	19,203.6	21,472.0
Fair value of loans and guarantees	6,973.2	9,398.0
Of which, fair value of loans outstanding for more than 90-days past due	6,304.2	8,474.3
Fair value loss on loans and guarantees	12,230.4	12,074.0
Of which, fair value loss on loans outstanding for more than 90-days due	10,912.1	10,793.4
Fair value loss on investment in these financial interests	6,627.2	6,098.8
1.	The Bank has not recognized interest separately on these loans.

The Group’s shareholding in these entities at March 31, 2023 is as below:

Sr. No.	Name of the entity	Ownership interest
1.	Usher Agro limited	10.88%
2.	Gammon India Limited	10.63%
3.	Jaiprakash Power Ventures Limited	10.28%
4.	Unimark Remedies Limited	9.72%
5.	Great Offshore Limited	9.11%
6.	Ballarpur Industries Limited	8.99%
7.	IVRCL Limited	7.98%
8.	Coastal Projects Limited	7.79%
9.	GTL Infrastructure Limited	4.17%
10.	Pratibha Industries Limited	3.01%
11.	Adhunik Power and Natural Resources Limited	1.77%
12.	Aster Private Limited	1.77%
13.	Patel Engineering Limited	0.98%
14.	JSW Ispat Products Limited (erstwhile: Monnet Ispat and Energy Limited)	0.63%
15.	Diamond Power Infrastructure Limited	..
16.	Vishwa Infrastructure and Services Private Limited	..

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

 Rupees in million

Debt securities	At March 31, 2023	At March 31, 2022
Government securities	287,473.6	246,014.4
Corporate debt securities	36,394.4	26,385.1
Other debt securities	76,524.7	35,341.2
Total	400,392.7	307,740.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2023
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	254,220.6	1,499.6	(1,605.3)	254,114.9
Government securities	3,075,622.4	8,569.5	(28,659.8)	3,055,532.2
Other debt securities	129,371.2	1,272.7	(799.4)	129,844.5
Total debt securities	3,459,214.2	11,341.8	(31,064.5)	3,439,491.6
Other securities	..	..	..	..
Total	3,459,214.2	11,341.8	(31,064.5)	3,439,491.6

Rupees in million

	At March 31, 2022
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	201,756.9	4,265.3	(671.2)	205,351.0
Government securities	2,618,264.0	30,411.0	(11,618.7)	2,637,056.4
Other debt securities	117,688.3	1,708.9	(961.2)	118,436.0
Total debt securities	2,937,709.2	36,385.2	(13,251.1)	2,960,843.4
Other securities	2.4	3..	(1.4)	1.0
Total	2,937,711.6	36,385.2	(13,252.5)	2,960,844.4

The fair value of the Group’s investment in equity securities based on readily determinable fair value at March 31, 2023 was Rs. 53,533.0 million (at March 31, 2022: Rs. 48,445.8 million) and fair value of observable orderly transactions at March 31, 2023 was Rs. 8,047.9 million (at March 31, 2022: Rs. 6,699.2 million). The Group recorded a gain of Rs. 1,897.7 million on securities fair valued based on observable price in orderly transactions during fiscal 2023 (fiscal 2022: gain of Rs. 1,635.9 million).

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs. 54.3 million at March 31, 2023 and Rs. 50.7 million at March 31, 2022. Non-readily marketable securities primarily represent investments in affiliates and securities acquired as a part of project financing activities, investment in start-up entities or conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 316,003.5 million at March 31, 2023 and Rs. 437,021.3 million at March 31, 2022. Of these, the carrying value of equity securities carried at cost less impairment was Rs. 202,368.7 million at March 31, 2023 and Rs. 4.1 million at March 31, 2022 after recognizing Rs. 122, 037.3 million impairment charge during fiscal 2023 and Rs. 44.9 million during fiscal 2022. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 5,634.4 million at March 31, 2023 and Rs. 6,972.5 million at March 31, 2022 under ASC Subtopic 825-10 “Financial Instruments”.

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

The products include government securities, debentures and bonds, certificate of deposits, commercial papers, forex options, single currency interest rate derivatives, forwards, cross currency interest rate swaps, and Bond forward rate agreements.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2023 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	26,648.7	90.5	7,921.3	34,660.5
Government debt securities	672,451.5	2,670,554.2	..	3,343,005.7
Corporate debt securities	88,804.1	200,584.0	2,048.4	291,436.5
Mortgage and other asset backed securities	..	..	101,578.7	101,578.7
Others[1]	43,725.9	81,487.2	217.5	125,430.6
Sub-total	831,630.2	2,952,715.9	111,765.9	3,896,112.0
Security receipts[2]				..
Venture fund units[2]				11,041.9
Total investments				3,907,153.9
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	96,600.2	4,521.1	101,121.3
Currency derivatives (including foreign exchange derivatives)[4]	2,147.5	62,323.4	..	64,470.9
Equity derivatives	4.3	..	..	4.3
Total positive mark-to-market	2,151.8	158,923.6	4,521.1	165,596.5
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(96,240.5)	(917.8)	(97,158.3)
Currency derivatives (including foreign exchange derivatives)[4]	(429.9)	(78,259.3)	..	(78,689.2)
Equity derivatives	(1.1)	..	..	(1.1)
Total negative mark-to-market	(431.0)	(174,499.8)	(917.8)	(175,848.6)
Borrowings
Bonds	..	(335,829.9)	..	(335,829.9)
Total borrowings	..	(335,829.9)	..	(335,829.9)
Loans Loans	..	..	6,973.2	6,973.2
Total loans	..	..	6,973.2	6,973.2

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy as per ASC Subtopic 820-10-35-54B.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2022 and the level of inputs used to measure those products.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	15,572.3	14,366.3	121.1	30,059.7
Government debt securities	308,980.4	2,574,090.4	..	2,883,070.8
Corporate debt securities	54,035.8	176,070.8	2,484.9	232,591.5
Mortgage and other asset backed securities	..	..	62,143.1	62,143.1
Others[1]	30,131.5	82,942.2	751.0	113,824.7
Sub-total	408,720.0	2,847,469.7	65,500.1	3,321,689.8
Security receipts[2]				1.0
Venture fund units[2]				9,034.1
Total investments				3,330,724.9
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	47,141.8	2,563.2	49,705.0
Currency derivatives (including foreign exchange derivatives)[4]	1,012.3	46,199.4	..	47,211.4
Equity derivatives	6.8	..	..	6.8
Total positive mark-to-market	1,019.1	93,341.2	2,563.2	96,923.5
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(49,410.3)	(417.9)	(49,828.2)
Currency derivatives (including foreign exchange derivatives)[4]	(273.9)	(52,937.4)	..	(53,211.3)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(273.9)	(102,347.7)	(417.9)	(103,039.5)
Borrowings
Bonds	..	(235,819.4)	..	(235,819.4)
Total borrowings	..	(235,819.4)	..	(235,819.4)
Loans Loans	..	..	9,398.0	9,398.0
Total loans	..	..	9,398.0	9,398.0

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	From September 8, 2021, under U.S.GAAP, ICICI General ceased to be a subsidiary and became an affiliate of the Bank.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Transfers in/out of Level 3 of the fair value hierarchy

Equity shares of Rs. 111.9 million were transferred from Level 1 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2023 as compared to valuation based on unadjusted quoted prices at March 31, 2022.

Equity shares of Rs. 5,323.1 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on prices from prior transactions or third-party pricing information without adjustment at March 31, 2023.

Equity shares of Rs. 604.4 million were transferred from cost to Level 3 as the valuation of these securities was based on management estimation/unobservable market inputs at March 31, 2023 as compared to cost based valuation at March 31, 2022.

Other securities of Rs. 177.7 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2023.

Other securities of Rs. 7.3 million were transferred from cost to Level 3 as the valuation of these securities was based on management estimation/unobservable market inputs at March 31, 2023 as compared to cost based valuation at March 31, 2022.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2023.

Rupees in million

Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2022	121.2	2,484.9	62,143.3	750.9	65,500.2	9,398.0
Total gains or losses (realized/unrealized)
-Included in earnings	374.7	(382.5)	51.3	293.0	336.5	(948.0)
-Included in Other Comprehensive Income	(35.2)	282.3	219.1	(355.0)	111.2	..
Purchases/additions	1,306.0	27.5	87,155.9	..	88,489.4	..
Sales	..	..	..	..	..	..
Issuances	..	..	797.9	..	797.9	..
Settlements	..	(363.8)	(48,798.9)	(656.4)	(49,819.1)	(1,476.8)
Transfers in Level 3	6,039.5	..	..	185.0	6,224.5	..
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	115.2	..	10.1	..	125.3	..
Ending balance at March 31, 2023	7,921.4	2,048.4	101,578.7	217.5	111,766.0	6,973.2

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	374.7	(513.3)	34.7	32.5	(71.4)	(948.0)
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(35.2)	301.1	528.8	..	794.7	..

1.	Includes India-linked asset backed securities.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2023.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2022	2,145.3	..	..	..	2,145.3
Total gains or losses(realized/unrealized)
-Included in earnings	1,307.7	..	..	..	1,307.7
-Included in Other Comprehensive Income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	150.3	..	..	..	150.3
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2023	3,603.3	..	..	..	3,603.3

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	1,756.2	..	..	..	1,756.2

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
Total gains or losses(realized/unrealized)
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

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2023.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	6,973.2	Discounted cash flow	Discounting rate	%	44.08%	49.41%	47.15%
				Loss Severity	%	21.09%	100.00%	61.40%
2	Investment
2A	Mortgage and other asset backed securities - India linked	98,737.4	Discounted cash flow	Yield	%	7.43%	12.27%	8.34%
				Loss Severity	%	..	..	..
2B	Mortgage and other asset backed securities - Non India linked	2,841.3	Discounted cash flow	Yield	%	3.14%	4.90%	3.47%
2C	Corporate Debt securities	2,048.4	Discounted cash flow	Discounting rate	%	8.50%	16.00%	14.27%
				Loss Severity	%	..	100.00%	17.91%
2D	Equity shares - Non India Linked	36.6	Comparable analysis	Listed price per share of the same issuer	USD	..	225.46	225.46
				Illiquidity and other discount	%	..	50.00%	50.00%
2E	Equity shares - India Linked	54.3	Net asset valuations	Net asset value	%	132.97%	302.49%	184.66%
3	Interest Rate derivatives - India linked	3,524.7	Discounted cash flow marked down for illiquidity	Illiquidity discount	bps	40	77	52
	Swaptions - India linked	27.6	Discounted cash flow marked down for volatility	Volatility discount	bps	96	96	96
	Cap & Floors - India linked	(1.5)	Counterparty Quote	..	..	..	..	..
	Interest Rate derivatives – Non India linked	52.5	Counter party quotes	..	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2022.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	9,398.0	Discounted cash flow	Discounting rate	%	27.94%	33.62%	31.48%
				Loss Severity	%	13.24%	100.00%	53.78%
2	Investment
2A	Mortgage and other asset backed securities - India linked	58,674.1	Discounted cash flow	Yield	%	4.25%	11.67%	6.30%
2B	Mortgage and other asset backed securities - Non India linked	3,469.0	Discounted cash flow	Yield	%	0.78%	2.97%	2.09%
2C	Corporate Debt securities	2,484.9	Discounted cash flow	Discounting rate	%	8.20%	16.00%	13.80%
				Loss Severity	%	0.00%	100.00%	67.12%

2D	Preference Shares	751.0	Discounted cashflow	Discounting rate	%	9.07%	10.30%	9.61%
				Loss Severity	%	0.00%	99.59%	64.42%
2E	Equity shares - Non India Linked	70.4	Comparable analysis	Listed price per share of the same issuer	USD	..	221.77	221.77
				Illiquidity and other discount	%	..	50.00%	50.00%
2F	Equity shares - India Linked	50.7	Net asset valuations	Net asset value	%	133.28%	261.36%	172.33%
3	Interest Rate derivatives - India linked	292.4	Discounted cash flow	Mark up to discount rate	bps	77.00	77.00	77.00
		1,795.3	Counter party quotes	..	..
	Interest Rate derivatives – Non India linked	57.5	Counter party quotes	..	..	..	..	..

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

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2023.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate debt securities	26,848.6	(631.1)	14,338.1	(974.2)	41,186.7	(1,605.3)
Government securities	594,925.7	(9,956.4)	777,128.1	(18,703.3)	1,372,053.8	(28,659.7)
Other debt securities	16,018.7	(258.0)	7,299.2	(541.6)	23,317.9	(799.6)
Total debt securities	637,793.0	(10,845.5)	798,765.4	(20,219.1)	1,436,558.4	(31,064.6)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2023:

			Rupees in million
	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	7,881.6	..	596.8	8,478.4
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	597.1	..	0.9	598.0
Write-off during the period	..	..	15.3	15.3
Recoveries during the period	188.7	..	47.4	236.1
Balance of the allowance for credit losses at the end of the period	8,290.0	..	535.0	8,825.0

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2022:

			Rupees in million
	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	7,605.7	..	1,086.0	8,691.7
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration.	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period.	448.8	..	122.1	570.9
Write-off during the period	146.7	..	611.3	758.0
Recoveries during the period	26.2	..	..	26.2
Balance of the allowance for credit losses at the end of the period	7,881.6	..	596.8	8,478.4

At March 31, 2023, the Group holds cost method equity investments amounting to Rs. 315,919.2 million (March 31, 2022: Rs. 437,017.2 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f)	Loans

The Group follows the guidance provided in the FASB ASC topic 326: “Financial instruments – Credit Losses” for accounting and measurement of loan loss allowance. This guidance established a single allowance framework for all financial assets measured at amortized cost including unfunded credit facilities and loan commitments. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions.

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

The allowance for loan losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of retained loans and lending-related commitments that are in the nature of non-cancellable by the Group. The expected life of each instrument is determined by considering its contractual term and expected prepayments. The expected life of credit card loans is determined based on the behavioral study by the Group. For the behavioral study, cash flows from the credit card accounts are considered on a first-in-first-out basis on credit card loan outstanding.

When calculating the allowance for credit losses, the Group assesses whether exposures share similar risk characteristics. If similar risk characteristics exist, the Group estimates expected credit losses collectively, considering the risk associated with a particular segment and the probability that the exposures within the segment will default. The segmentation for the consumer loans and small business lending exposures is based on risk characteristics such as product type, delinquency status, credit scores, months on book, etc. For Agriculture loans, a further segmentation of risk characteristics is also carried out based on direct and indirect agriculture lending. The segmentation for commercial loans is based on risk characteristics such as customer type, risk rating assigned using internal rating models and delinquency status. The commercial loans are also considered as not sharing similar risk characteristics if principal or interest has remained overdue for more than 90 days or the borrower has undergone restructuring/likely to be restructured. The consumer loan, loan commitment and significant portion of commercial loans and unfunded credit exposure share similar risk characteristic with other credit exposures in the segment, and as a result are collectively assessed for credit loss.

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

The geopolitical uncertainties and macroeconomic environment including the outlook on growth across the world and India may have an impact on the results of the Bank and the Group. The Group makes adjustments to appropriately address these economic circumstances over and above the model output by increasing the probability of default estimates based on management judgement.

Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates, the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. These estimates are, in turn, dependent on factors such as uncertainty around geo-political situation, current overall economic conditions, portfolio or borrower-specific factors, the expected outcome of insolvency proceedings as well as, in certain circumstances, other economic factors. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.

The following table sets forth the recorded investment in restructured loans at March 31, 2023.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	147,724.0	106,616.1	20,230.2	167,954.2
Consumer loans	56,104.6	15,947.5	..	56,104.6
Total	203,828.6	122,563.6	20,230.2	224,058.8

The following table sets forth the recorded investment in restructured loans at March 31, 2022.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	163,582.9	118,258.3	27,137.4	190,720.3
Consumer loans	79,787.3	21,508.6	..	79,787.3
Total	243,370.2	139,766.9	27,137.4	270,507.6

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

The following table sets forth the recorded investment in impaired loans at March 31, 2023.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	116,108.4	87,381.2	8,139.3	124,247.7
Consumer loans[2]	60,429.1	29,677.8	..	60,429.1
Total	176,537.5	117,059.1	8,139.3	184,676.8
1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the recorded investment in impaired loans at March 31, 2022.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	125,154.2	86,171.0	13,303.9	138,458.0
Consumer loans[2]	67,185.7	32,807.8	..	67,185.7
Total	192,339.9	118,978.8	13,303.9	205,643.7
1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2023.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	106,616.1	..	..	106,616.1
Allowance for loan losses: collectively evaluated for impairment	..	15,947.5	..	15,947.5
Total allowance for loan losses	106,616.1	15,947.5	..	122,563.6
Recorded financing receivables
Individually evaluated for impairment	167,954.2	..	..	167,954.2
Collectively evaluated for impairment	..	56,104.6	..	56,104.6
Total recorded financing receivables	167,954.2	56,104.6	..	224,058.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2022.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	118,258.3	..	..	118,258.3
Allowance for loan losses: collectively evaluated for impairment	..	21,508.6	..	21,508.6
Total allowance for loan losses	118,258.3	21,508.6	..	139,766.9
Recorded financing receivables
Individually evaluated for impairment	190,720.3	..	..	190,720.3
Collectively evaluated for impairment	..	79,787.3	..	79,787.3
Total recorded financing receivables	190,720.3	79,787.3	..	270,507.6

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2023.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	78,406.5	..	..	78,406.5
Allowance for loan losses: collectively evaluated for impairment	51,045.8	205,792.1	..	256,837.9
Total allowance for loan losses	129,452.3	205,792.1	..	335,244.5
Recorded financing receivables
Individually evaluated for impairment	108,037.9	..	..	108,037.9
Collectively evaluated for impairment	4,288,123.3	6,392,677.9	50.1	10,680,851.2
Total recorded financing receivables	4,396,161.2	6,392,677.9	50.1	10,788,889.2

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2022.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	78,444.9	..	..	78,444.9
Allowance for loan losses: collectively evaluated for impairment	52,068.5	175,751.9	..	227,820.4
Total allowance for loan losses	130,513.4	175,751.9	..	306,265.3
Recorded financing receivables
Individually evaluated for impairment	124,677.2	..	..	124,677.2
Collectively evaluated for impairment	3,616,725.1	5,363,222.7	416.5	8,980,364.3
Total recorded financing receivables	3,741,402.3	5,363,222.7	416.5	9,105,041.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2023:

Rupees in million
Particulars	Fiscal 2023
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	3,258.3	28,198.7	31,456.9

Additions/(reductions) to allowances during the year	2,262.0	(305.1)	1,957.0
Allowances at the end of the fiscal	5,520.3	27,893.6	33,414.0

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2022:

Rupees in million

Particulars	Fiscal 2022
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal	3,565.7	28,510.2	32,075.9

Additions/(reductions) to allowances during the year	(307.5)	(311.5)	(619.0)
Allowances at the end of the fiscal	3,258.3	28,198.7	31,456.9

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2021:

Rupees in million

Particulars	Fiscal 2021
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	..	14,887.6	14,887.6
Add: Adjustment on transition to ASU Topic 2016-13	4,987.9	9,261.3	14,249.2
Allowance at April 1, 2020	4,987.9	24,148.9	29,136.8
Additions/(reductions) to allowances during the year	(1,422.2)	4,361.3	2,939.1
Allowances at the end of the fiscal	3,565.7	28,510.2	32,075.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2023.

Rupees in million

Particulars	Restructured loans involving changes in the amount and/or timing of
	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	21	726.4	..	3,506.8	(422.9)	2,594.5
Consumer loans	13	..	..	121.9	39.8	82.1
Total	34	726.4	..	3,628.7	(383.1)	2,676.6

The following table sets forth loans restructured during the year ended March 31, 2022.

Rupees in million

Particulars	Restructured loans involving changes in the amount and/or timing of
	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) through P&L	Net restructured amount
Commercial loans	46	14,624.1	..	6,765.6	(301.9)	21,691.5
Consumer loans	63,199	7,991.3	..	51,561.8	19,462.4	40,090.8
Total	63,245	22,615.4	..	58,327.4	19,160.4	61,782.3

The following table sets forth restructured loans at March 31, 2023 and 2022, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2023	Payment default during the year ended March 31, 2023[1]	Balances at March 31, 2022	Payment default during the year ended March 31, 2022[1]
Commercial loans	167,954.2	6,651.5	190,720.3	1,000.2
Consumer loans	56,104.6	7,755.0	79,787.3	16,466.2
Total	224,058.8	14,406.5	270,507.6	17,466.4
1.	Default is defined as 90 days past due.

Additionally, at March 31, 2023, the Bank has outstanding loans amounting to Rs. 18,064.0 million (March 31, 2022: Rs. 20,332.3 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

ICICI Life

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

Rupees in million

	At March 31,
Balance sheet	2023	2022
Cash and cash equivalents	57,856.5	44,864.9
Securities	964,814.0	824,009.7
Assets held to cover linked liabilities	1,440,580.6	1,508,663.0
Other assets	139,349.3	123,718.5
Total assets	2,602,600.4	2,501,256.1

Provision for linked liabilities	1,440,580.6	1,508,663.0
Other liabilities	1,062,924.1	895,340.7
Stockholders’ equity	99,095.7	97,252.4
Total liabilities and stockholders’ equity	2,602,600.4	2,501,256.1

Rupees in million

	Year ended March 31,
	2023	2022
Interest income	101,212.1	87,940.7
Interest expense	(1,014.2)	(999.7)
Net interest income	100,197.9	86,941.0
Insurance premium	399,327.8	374,579.9
Other non-interest income	(8,403.8)	150,410.2
Non-interest expense	(477,926.2)	(614,873.7)
Income tax (expense)/benefit	(1,782.8)	1,184.4
Income/(loss), net	11,412.9	(1,758.2)

The income increased to Rs. 11,412.9 million in fiscal 2023 from a loss of Rs. 1,758.2 million in fiscal 2022, primarily due to lower policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost and lower marked-to-market loss on trading portfolio and equity securities.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2023 based on quoted market prices was Rs. 321,374.7 million (At March 31, 2022: Rs. 369,466.6 million).

ICICI General

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI General.

Rupees in million

	At March 31,
Balance sheet	2023	2022

Cash and cash equivalents	11,907.8	7,066.3
Securities	417,522.7	386,353.4

Other assets	176,329.3	173,986.0
Total assets	605,759.8	567,405.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	At March 31,
Balance sheet	2023	2022

Other liabilities	455,252.5	422,936.5
Stockholders’ equity	150,507.3	144,469.2
Total liabilities and stockholders’ equity	605,759.8	567,405.7

Rupees in million

	Year ended March 31,
	2023	2022
Interest income	25,604.5	22,916.0
Interest expense	(114.8)	(375.0)
Net interest income	25,489.7	22,541.0
Insurance premium	161,484.6	131,372.1
Other non-interest income	3,542.9	4,223.5
Non-interest expense	(171,855.0)	(144,442.7)
Income tax (expense)/benefit	(3,538.4)	(3,518.0)
Income/(loss), net	15,123.8	10,175.9

The income/(loss) increased from Rs. 10,175.9 million in fiscal 2022 to Rs. 15,123.8 million in fiscal 2023 primarily due to increase in fair value of on equity investments.

The aggregate market value of the investment in shares of ICICI General at March 31, 2023 based on quoted market prices was Rs. 252,235.0 million (At March 31, 2022: Rs. 313,271.3 million).

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred profit liability is held in accordance with ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every fiscal year end only for the new business sold with in the fiscal year. Such assumptions include mortality, morbidity, policy expenses, policy lapse, policy surrenders and interest rates. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year end.

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

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Profit as per Indian GAAP	8,134.9	7,592.0	9,561.6
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities	(4,532.8)	(12,544.7)	40,326.6
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	8,502.5	1,479.4	(23,030.4)
Compensation costs	(692.1)	(563.5)	(744.4)
Deferred taxes benefit/(expense)	160.4	2,140.4	(4,739.6)
Others	(160.0)	138.2	(46.4)
Profit/(loss) as per U.S. GAAP	11,412.9	(1,758.2)	21,327.4

Net income/(loss) (net of tax)	11,412.9	(1,758.2)	21,327.4
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others	(11,667.8)	(17,777.5)	(3,963.3)
Accounting for post retirement employee benefits	(0.2)	(28.8)	44.0
Deferred taxes benefit/(expense)	1,698.5	2,591.0	574.3
Total comprehensive income/(loss)	1,443.4	(16,973.5)	17,982.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The profit under Indian GAAP increased from Rs. 7,592.0 million in fiscal 2022 to Rs. 8,134.9 million in fiscal 2023, net income under U.S. GAAP increased from a loss of Rs. 1,758.2 million in fiscal 2022 to an income of Rs. 11,412.9 million in fiscal 2023. In fiscal 2023, the total comprehensive income was Rs. 1,443.4 million as compared to total comprehensive loss of Rs. 16,973.5 million in fiscal 2022.

The unrealized loss on the trading portfolio and equity securities decreased from Rs. 12,544.7 million in fiscal 2022 to Rs. 4,532.8 million in fiscal 2023. This reduction was primarily due to lower marked-to-market losses in debt securities and marked-to-market gains in equity securities. In fiscal 2023, the marked-to-market loss recognized in net income on the debt securities was Rs. 4,683.4 million (compared to Rs. 6,466.3 million in fiscal 2022), out of which a loss of Rs. 4,562.2 million (compared to Rs. 6,302.4 million in fiscal 2022) was recognized in participating funds. Furthermore, the marked-to-market gain recognized on equity securities in fiscal 2023 was Rs. 150.6 million (compared to a marked-to-market loss of Rs. 6,078.4 million in fiscal 2022), with a gain of Rs. 1,458.6 million (compared to a marked-to-market loss of Rs. 4,815.6 million in fiscal 2022) recognized on the equity securities of shareholders’ fund.

Under U.S. GAAP, the policyholders' liabilities and unallocated policyholders' surplus, net of amortization of deferred acquisition cost, were lower by Rs. 8,502.5 million in fiscal 2023 compared to Indian GAAP. In fiscal 2022, the difference was lower by Rs. 1,479.4 million. In fiscal 2023, the liabilities recognized through the income statement towards unallocated policyholders' surplus under U.S. GAAP were lower by Rs. 7,339.6 million compared to Indian GAAP, primarily due to the marked-to-market loss on the debt portfolio of participating funds. In fiscal 2022, the liabilities recognized through the income statement towards unallocated policyholders' surplus under U.S. GAAP were lower by Rs. 3,590.7 million compared to Indian GAAP, primarily due to the marked-to-market loss on the debt portfolio of participating funds.

The liabilities associated with Guaranteed Savings Insurance Plan product include the impact of marked-to-market gain/loss on underlying investments. Under U.S. GAAP, the changes in liabilities related to Guaranteed Savings Insurance Plan are recognized through net income, while the marked-to-market changes in underlying debt investments, classified as available-for-sale investments, is recognized through other comprehensive income. During fiscal 2023, the life insurance affiliate recognized a marked-to-market loss of Rs. 4,995.2 million (compared to a marked-to-market loss of Rs. 5,028.1 million in fiscal 2022) on available-for-sale debt securities through other comprehensive income, while the related change in liability was recognized through net income.

Other comprehensive income arising from policyholders’ assets classified as available for sale decreased on account of unrealized loss of Rs. 11,667.8 million in fiscal 2023 (fiscal 2023: unrealized loss of Rs. 17,777.5 million).

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of ICICI Life.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Reconciling items	Year ended March 31,
	2023	2022	2021
Income tax impact of non-tax U.S. GAAP adjustments	160.4	2,140.4	(4,739.6)
Total differences in income taxes	160.4	2,140.4	(4,739.6)

General insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the general insurance affiliate are primarily on account of:

i)	Provision for reinsurance commission

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

During fiscal 2022, in accordance with the Scheme of Arrangement between ICICI Lombard General Insurance Company Limited and Bharti AXA General Insurance Company Limited, as approved by Insurance Regulatory and Development Authority of India with effect from September 8, 2021, assets and liabilities of Bharti AXA General Insurance Company Limited’s general insurance business vested with ICICI Lombard General Insurance Company Limited on the Appointed Date of April 1, 2020. ICICI Lombard General Insurance Company Limited issued two fully paid up equity shares to the shareholders of Bharti AXA General Insurance Company Limited for every 115 fully paid up equity shares.

Under Indian GAAP the merger was accounted using the “Pooling of Interest Method” as prescribed in Accounting Standard 14 “Accounting for Amalgamations” where all the assets, liabilities and reserves of the Bharti AXA’s general insurance business were recorded in their existing form and at their carrying value and the excess of consideration paid over net assets taken-over was adjusted with the reserve and surplus account.

Under US GAAP, the merger was accounted in accordance with ASC 805 – Business Combinations where all the assets and liabilities were measured at fair value on September 8, 2021 of merger. Goodwill was measured as excess of consideration paid over the net assets taken over. Accordingly under US GAAP, ICICI Lombard General Insurance Company Limited recognized intangible assets of Rs. 1,230.0 million and goodwill of Rs. 46,454.5 million. The goodwill is tested for impairment on annual basis and intangible assets are amortized over the useful life.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance affiliate.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Profit as per Indian GAAP	17,290.5	12,710.1	14,730.5
Adjustments on account of
Provision for reinsurance commission	(1,171.9)	1,511.7	2,715.1
Amortization of deferred acquisition costs	531.3	(125.0)	824.1
Premium deficiency	11.9	(5.8)	6.7
Compensation costs	(1,285.6)	(981.3)	(760.2)
Unrealized gain/(loss) on equity investments.	(413.6)	(2,791.4)	11,285.1
Income tax benefit/(expense)	296.4	607.2	(3,707.2)
Business Combination	(123.0)	(508.2)	..
Others	(12.2)	(241.4)	(129.4)
Profit/(Loss) as per U.S. GAAP	15,123.8	10,175.9	24,964.9
Other Comprehensive Income
MTM on Debt Securities	(6,010.8)	(2,763.0)	976.0
Compensation Cost	1,285.6	981.2	760.2
Actuarial Gain/(Loss)	14.4	0.6	43.0
Total Other Comprehensive Income	(4,710.8)	(1,781.2)	1,779.1
Total Comprehensive Income	10,413.0	8,394.7	26,744.1

The profit under Indian GAAP increased from Rs. 12,710.1 million in fiscal 2022 to Rs. 17,290.5 million in fiscal 2023, profit under U.S. GAAP increased from Rs. 10,175.9 million in fiscal 2022 to Rs. 15,123.8 million in fiscal 2023. Total comprehensive income under U.S. GAAP increased from Rs. 8,394.7 million in fiscal 2022 to Rs. 10,413.0 million in fiscal 2023. The unrealized loss on available for sale debt securities increased from Rs. 2,763.0 million in fiscal 2022 to Rs. 6,010.8 million in fiscal 2023.

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Reinsurance commission income was lower by Rs. 1,171.9 million under U.S. GAAP as compared to Indian GAAP in fiscal 2023 (higher by Rs. 1,511.7 million in fiscal 2022). This decrease was primarily due to increase in reinsurance commission of health attachment business in fiscal 2023 resulting in higher deferral under U.S. GAAP, which was accounted as upfront under Indian GAAP in fiscal 2023.

Deferred acquisition cost resulted in income of Rs. 531.3 million in fiscal 2023 (fiscal 2022: cost of Rs. 125.0 million) under U.S. GAAP as compared to Indian GAAP primarily due to higher deferred acquisition cost incurred during fiscal 2023 as compared to fiscal 2022.

Unrealized loss on equity investments decreased from Rs. 2,791.4 million in fiscal 2022 to Rs. 413.6 million in fiscal 2023 primarily due to equity market movement in March 2023. While, these gains/losses are accounted through fair value change account in balance sheet under Indian GAAP, under U.S. GAAP these gains/losses are accounted through net income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2023	2022	2021
Income tax impact of non-tax U.S. GAAP adjustments	296.4	607.2	(3,707.2)
Total differences in income taxes	296.4	607.2	(3,707.2)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

i)         Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

		Year ended March 31,
		2023	2022
Goodwill		35,101.4	35,101.4
Charge off/write off		(54.0)	(54.0)
Goodwill, net……………………………………………………………………	(A)	35,047.4	35,047.4

Asset management and advisory intangibles……………………………………	(B)	367.0	367.0
Customer-related intangibles		10,410.0	10,410.0
Accumulated amortization		(10,410.0)	(10,410.0)
Customer-related intangibles net……………………………………………	(C)	..	..
Goodwill and intangible assets, net……………………………………………	(A+B+C)	35,414.4	35,414.4

1.	See also “Schedule 18 -Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2023	2022
Opening balance	35,047.4	177,944.3
Goodwill addition during the period	..	..
Goodwill disposed off during the period[1]	..	(142,896.9)
Closing balance	35,047.4	35,047.4
1.	Represents Goodwill disposed off due to loss of control of general insurance subsidiary.

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2023	2022
Opening balance	..	8,751.6
Additions	..	..
Amortization	..	(704.1)
Disposal	..	(8,047.5) [1]
Closing balance	..	..
1.	Represents intangible assets disposed off due to loss of control of general insurance subsidiary

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was assessed as per ASC topic 350-20-35-3 and determined that it was not more likely than not that the fair value of the reporting units was less than their carrying amounts and the quantitative goodwill impairment test was unnecessary at March 31, 2023.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2023	2022
Change in benefit obligations
Projected benefit obligations at the beginning of the year	15,469.9	15,358.4
Less: Reduction due to deconsolidation of ICICI Lombard General Insurance Company during the year	..	(1,020.2)
Add: Adjustment for exchange fluctuation on opening obligations	12.2	6.0
Adjusted opening obligations	15,482.1	14,344.2
Service cost	1,526.2	1,435.9
Interest cost	1,063.6	984.5
Acquisition/(Divestitures)	34.1	(2.8)
Benefits paid	(1,742.0)	(1,454.4)
Unrecognized prior service cost	..	..
Plan amendments	(72.2)	..
Actuarial (gain)/loss on obligations	506.0	162.5
Projected benefit obligations at the end of the year	16,797.8	15,469.9
Change in plan assets
Fair value of plan assets at the beginning of the year	15,190.5	15,091.6
Less: Reduction due to deconsolidation of ICICI Lombard General Insurance Company during the year	..	(1,080.6)
Adjusted opening plan assets	15,190.5	14,011.0
Acquisition/(Divestitures)	50.8	(2.8)
Actual return on plan assets	551.6	989.6
Employer contributions	1,403.2	1,647.1
Benefits paid	(1,742.0)	(1,454.4)
Plan assets at the end of the year	15,454.1	15,190.5
Funded status	(1,343.7)	(279.5)
Amount recognized, net	(1,343.7)	(279.5)
Accumulated benefit obligation at year-end	10,111.0	9,422.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2023	2022	2021
Service cost	1,526.2	1,435.9	1,422.1
Interest cost	1,063.6	984.5	1,018.0
Expected return on plan assets	(1,092.2)	(1,019.5)	(953.1)
Amortization of prior service cost	8.3	8.3	1.6
Amortized actuarial (gain)/loss	10.2	16.2	12.1
Acquisition and divestiture (gain)/loss	..	..	..
Exchange (gain)/loss	12.2	6.0	(6.5)
Gratuity cost, net	1,528.3	1,431.4	1,494.2

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2023	2022	2021
Discount rate	6.7%	6.6%	7.4%
Rate of increase in the compensation levels	7.0%	7.1%	7.2%
Rate of return on plan assets	7.5%	7.5%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2023	2022
Discount rate	7.7%	6.6%
Rate of increase in the compensation levels	8.0%	7.0%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2023	2022
Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	14,439.4	14,087.9
Group growth fund[2]	1.7	58.5
Group debt fund[3]	158.0	207.5
Group short-term debt fund[4]	101.3	107.3
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	14,700.4	14,461.2
Investment in scheme of Life Insurance Corporation of India	425.4	418.1
Total assets managed by external entities	15,125.8	14,879.3
Special deposit with central government	290.0	290.0
Government debt securities	13.2	24.9
Balance with banks and others	25.1	(3.6)
Total	15,454.1	15,190.5

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2023, investment in government securities, corporate bonds, fixed deposits and equity were 35.37%, 41.26%, 8.55% and 14.82% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2023, investment in government securities, corporate bonds, fixed deposits and equity were 17.12%, 18.04%, 11.61% and 53.23% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2023, investment in government securities, corporate bonds, and fixed deposits were 29.59%, 60.25% and 10.16% respectively.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2023, investment in government securities, corporate bonds and fixed deposits were 14.67%, 79.15% and 6.18% respectively, the rest is in money market instruments.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2024	Target asset allocation at March 31, 2023
Funds managed by external entities[1]	98%	98%
Special deposit with central government	2%	2%
Debt securities	0%	0%
Total	100%	100%
1.	Targeted investment during fiscal 2024 of about 45% in Central Government securities, about 35% in corporate debt securities, about 5% in money market investment and about 15% in equity investment.

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 95.1% of investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2024	1,600.0
Expected benefit payments from the fund during year ending March 31,
2024	2,465.2
2025	2,024.6
2026	2,098.5
2027	2,197.1
2028	2,433.6
Thereafter upto 10 years	13,654.3

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2023.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2023	2022
Change in benefit obligations
Projected benefit obligations at beginning of the year	18,543.6	19,871.3
Service cost	150.8	200.7
Interest cost	1,152.3	1,151.9
Liability extinguished on settlement	(2,192.6)	(2,289.8)
Benefits paid	(99.8)	(118.2)
Actuarial (gain)/loss on obligations	(178.3)	(272.2)
Projected benefit obligations at the end of the year	17,376.0	18,543.6

Change in plan assets
Fair value of plan assets at beginning of the year	19,843.2	21,162.1
Actual return on plan assets	840.0	1,288.8
Assets distributed on settlement	(2,436.2)	(2,544.2)
Employer contributions	42.9	54.7
Benefits paid	(99.8)	(118.2)
Plan assets at the end of the year	18,190.1	19,843.2

Funded status	814.1	1,299.6

Net amount recognized	814.1	1,299.6

Accumulated benefit obligation at year end	16,819.6	17,848.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2023	2022	2021
Service cost	150.8	200.7	204.4
Interest cost	1,152.3	1,151.9	1,209.1
Expected return on assets	(1,522.1)	(1,621.0)	(1,350.8)
Curtailment and settlement (gain)/loss	243.6	254.4	244.2
Actuarial (gain)/loss	1,402.5	1,779.8	1,528.0

Net pension cost	1,427.1	1,765.8	1,834.9

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2023	2022	2021

Discount rate	6.4%	5.9%	7.3%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2023	2022
Discount rate	7.8%	6.4%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	8.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

Rupees in million

Asset category	Fair value at March 31, 2023	Fair value at March 31, 2022	Target asset allocation at March 31, 2024	Target asset allocation at March 31, 2023
Government debt securities	7,592.9	9,264.4	42%	47%
Corporate debt securities	8,786.4	9,217.3	48%	46%
Equity securities	1,288.2	1,281.3	7%	6%
Balance with banks and others	522.6	80.2	3%	1%
Total	18,190.1	19,843.2	100%	100%

The valuation of the government and corporate securities is derived using Level 2 inputs.

The Group’s entire investment of plan assets are in India and invested in government securities, corporate bonds, equity securities and equity traded funds. Trustees manage the plan assets of the Group by investing in above securities as per the investment pattern and guidelines prescribed under the Indian income tax law. Securities are purchased after considering credit rating, comparative yields and tenure of investment.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2024	1,000.0
Expected benefit payments from the fund during the year ending March 31,
2024	1,086.9
2025	924.4
2026	915.1
2027	1,017.4
2028	1,038.1
Thereafter upto 10 years	7,080.9

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2023.

k)	Lease

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Operating lease

Operating lease liabilities and right of use assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the Group’s incremental borrowing rate for financing instruments of a similar term and are included in accounts payable and other liabilities. The operating lease right of use asset, included in premises and equipment, also includes any lease prepayments made, plus initial direct costs incurred, less any lease incentives received. Rental expense associated with operating leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income. The following table sets forth, the information related to the Group’s operating leases.

Rupees in million

	Year ended March 31, 2023	Year ended March 31, 2022
Right-of-use assets at year end	52,069.1	46,568.7
Lease liability at year end	57,128.2	51,550.6
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	11,139.4	10,904.8
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	17,268.7	9,974.0
Weighted average remaining lease term (in years)	8.0 years	7.6 years
Weighted average discounting rate (in %)	6.1%	6.0%

The following table sets forth, the future payments under operating leases as of March 31, 2023.

Rupees in million
Year ended March 31, 2023
Fiscal 2024	10,947.5
Fiscal 2025	10,034.3
Fiscal 2026	9,250.2
Fiscal 2027	8,382.1
Fiscal 2028	7,867.6
After Fiscal 2028	27,440.4
Total Lease payments	73,922.1
Less: Imputed interest	16,793.9
Lease liabilities at March 31, 2023	57,128.2

The Group does not have any other significant future commitments at the end of fiscal 2023.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Finance lease

Finance lease liabilities and right of use assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the implicit rate in the lease. Rental expense associated with finance leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income. The following tables provide information related to the Bank’s finance leases:

Rupees in million

	Year ended March 31, 2023	Year ended March 31, 2022
Right-of-use assets at year end	832.6	1,061.0
Lease liability at year end	929.3	1,124.6
Cash paid for amounts included in the measurement of lease liabilities a. finance cashflows from finance lease b. operating cashflows from finance lease	220.0 93.5	183.2 106.4
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	11.7	388.3
Weighted average remaining lease term (in years)	4.1 years	4.8 years
Weighted average discounting rate (in %)	10.2%	10.6%

The following table sets forth, the future payments under finance leases as of March 31, 2023.

Rupees in million

Year ended March 31, 2023
Fiscal 2024	326.0
Fiscal 2025	306.3
Fiscal 2026	213.5
Fiscal 2027	180.4
Fiscal 2028	66.1
After Fiscal 2028	15.0
Total Lease payments	1,107.3
Less: Imputed interest	178.0
Lease liabilities at March 31, 2023	929.3

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

Rupees in million

	Year ended March 31, 2023	Year ended March 31, 2022
Finance lease cost
Amortisation of right-to-use assets	240.1	195.4
Interest on lease liabilities	106.5	108.8
Operating lease cost	11,578.6	11,424.5
Short-term lease cost	3.9	0.9
Variable lease cost	4,658.9	4,552.7
Less: Sublease income	(12.8)	(51.1)
Total lease cost	16,575.2	16,231.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

I)          Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2023	2022
Deferred tax assets
Allowance for credit losses	96,231.3	100,963.3
Debt and equity securities	3,138.4	8.5
Business and capital loss carry forwards	8,569.7	6,890.2
Financial instruments	2,843.0	2,727.0
Investments in affiliates	30,153.5	30,224.8
Lease liability	14,334.5	12,929.7
Others	7,036.4	3,655.2
Total deferred tax assets	162,306.8	157,398.7
Valuation allowance	(3,553.3)	(878.2)
Total deferred tax assets (net of valuation allowance)	158,753.5	156,520.5
Deferred tax liabilities
Debt and equity securities	..	(6,485.1)
Property, plant and equipment	(5,044.8)	(4,559.8)
Investments in branches, subsidiaries and affiliates	(12,764.9)	(25,357.7)
Amortization of fees and costs	(9,271.8)	(7,999.9)
Non-banking assets	(6,194.3)	(6,273.4)
Right to use assets	(13,061.3)	(11,675.8)
Others	(3,902.7)	(2,913.0)
Total deferred tax liabilities	(50,239.8)	(65,264.7)

Net deferred tax assets	108,513.7	91,255.8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers carryback availability, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the existing valuation allowances at March 31, 2023 and 2022. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory income tax rate, including surcharge and cess was 25.17% for the year ended March 31, 2023, 2022 and 2021.

Reconciliation of income tax expense

The following table sets forth, for the periods indicated, a reconciliation of expected income tax expense at the Indian statutory income tax rate, the income tax rate in our country of domicile to reported income tax expense/(benefit).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2023	2022	2021
Income/(loss) before income tax expense from continuing operations
In India	359,939.4	622,481.7	308,259.6
Outside India	6,381.2	5,922.9	(4,663.4)
Total	366,320.6	628,404.6	303,596.2

Statutory tax rate	25.17%	25.17%	25.17%
Effective tax rate	28.96%	16.86%	22.20%
Income tax expense/(benefit) at the statutory tax rate	92,195.6	158,156.9	76,409.1
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies through appropriation of profits to a Special Reserve	(6,580.8)	(3,669.5)	(2,743.2)
Exempt interest and dividend income	(832.9)	(964.7)	(198.9)
Income charged at rates other than statutory tax rate[1]	15,997.8	(37,780.6)	63.8
Expenses disallowed for income tax purposes	2,861.6	2,021.3	1,617.9
Tax on investment and undistributed earnings in subsidiaries, branches and affiliates[2]	2,139.4	(9,340.1)	(2,313.0)
Change in valuation allowance	2,675.1	(71.3)	(2,404.5)
Tax adjustments in respect of prior year tax assessments	276.2	(230.6)	108.4
Others	(2,629.4)	(2,144.3)	(1,087.2)

Income tax expense/(benefit) reported	106,102.6	105,977.2	69,452.4
Current tax expense
In India	111,869.8	73,064.0	61,312.2
Outside India	1,694.8	600.3	301.9
Total	113,564.6	73,664.3	61,614.1
Deferred tax (benefit)/expense
In India[3]	(7,517.5)	31,858.2	6,490.9
Outside India	55.5	454.7	1,347.4
Total	(7,462.0)	32,312.9	7,838.3

1.	During fiscal 2022, includes tax effect of Rs. (35,006.1) million on gains due to remeasurement of equity interest in ICICI Lombard General Insurance Company Limited.

2.	During fiscal 2022, the Bank had recognized a deferred tax asset amounting to Rs. 8,247.7 million on the investment in its equity affiliate (ICICI Lombard General Insurance Limited).

3.	During fiscal 2023, includes income tax expense of Rs 2,683.1 million for an increase of a valuation allowance because of a change in judgment about the realizability of a beginning-of-the-year deferred tax assets for capital loss carryforwards of the Bank in future years.

The following table sets forth the details of the amount and expiration dates of operating loss carry forwards at March 31, 2023.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forwards
April 1, 2023 to March 31, 2028	1,000.3	2,069.1	..
April 1, 2028 to March 31, 2033	27,353.3	88.1	..
Total capital loss carry forwards	28,353.6	2,157.2	..

Business loss carry forwards
April 1, 2023 to March 31, 2028	..	659.6	..
April 1, 2028 to March 31, 2033	..	899.3	..
April 1, 2033 to March 31, 2038	..	29.0	5,798.1
April 1, 2038 to March 31, 2043	..	0.4	..
Indefinite period	..	3,325.1	5,937.8
Total business loss carry forwards	..	4,913.4	11,735.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate income taxes paid by the Group. No penalties have been accrued as of March 31, 2023 and 2022, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 1,149.5 million, Rs. 2,434.3 million and Rs. 2,569.7 million during the year ended March 31, 2023, 2022 and 2021 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 13,866.7 million and Rs. 11,636.2 million at March 31, 2023 and 2022 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2023	2022	2021

Beginning balance	36,271.5	35,856.2	31,945.3
Increases related to prior year tax positions.	41.8	..	1,227.3
Increases related to current year tax positions	5,462.6	4,116.5	2,740.5
Decreases related to prior year tax positions	(1,633.1)	(3,701.2)	(56.9)
Ending balance	40,142.8	36,271.5	35,856.2

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal 2020 and onwards. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1990 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various taxing authorities.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2023		2022		2021
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	249,993.7	249,993.7	511,792.6	511,792.6	213,700.7	213,700.7
Contingent issuances of subsidiaries/equity affiliates	..	(441.8)	..	(224.1)	..	(415.9)
	249,993.7	249,551.9	511,792.6	511,568.5	213,700.7	213,284.8
Common stock
Weighted-average common stock outstanding	6,966.3	6,966.3	6,933.7	6,933.7	6,743.4	6,743.4
Dilutive effect of employee stock options	..	130.0	..	131.2	..	86.6
Total	6,966.3	7,096.3	6,933.7	7,064.9	6,743.4	6,830.0

Earnings per share (Rs.)	35.89	35.17	73.81	72.41	31.69	31.23

n)         Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2023	2022	2021
Net income/(loss) (net of tax) excluding non-controlling interest	249,993.7	511,792.6	213,700.7
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	(34,719.5)	(33,087.7)	4,643.9
Translation adjustments (net of tax)[2]	2,476.1	(838.1)	(4,825.3)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	(61.3)	1,161.2	(1,050.3)

Comprehensive income attributable to ICICI Bank stockholders	217,689.0	479,028.0	212,469.0
Comprehensive income attributable to non-controlling interests	10,301.6	14,041.9	21,325.7
Total comprehensive income	227,990.6	493,069.9	233,794.7

1.	Net of tax effect of Rs. (10,211.3) million, Rs. (8,963.5) million and Rs. 1,483.2 million for the year ended March 31, 2023, March 31, 2022 and March 31, 2021 respectively.

2.	Net of tax effect of Rs. 630.5 million, Rs. (466.6) million and Rs. (1,747.0) million for the year ended March 31, 2023, March 31, 2022 and March 31, 2021 respectively.

3.	Net of tax effect of Rs. (14.4) million, Rs. 390.6 million and Rs. (345.7) million for the year ended March 31, 2023, March 31, 2022 and March 31, 2021 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

o)          Guarantees

As a part of its project financing and commercial banking activities, the Group has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Group will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2023 amounted to Rs. 7,713.8 million (March 31, 2022: Rs. 8,049.8 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2023.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	460,062.6	194,977.2	29,149.4	11,423.1	695,612.3
Performance guarantees	343,517.9	352,135.4	69,022.1	19,491.4	784,166.8
Total guarantees	803,580.5	547,112.6	98,171.5	30,914.5	1,479,779.1

The following table sets forth, the details of guarantees outstanding at March 31, 2022.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	257,758.7	266,161.4	30,650.5	6,061.5	560,632.1
Performance guarantees	260,614.3	343,329.8	74,327.6	17,203.8	695,745.5
Total guarantees	518,373.0	609,491.2	104,978.1	23,265.3	1,256,107.6

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2023, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 243,659.2 million (March 31, 2022: Rs. 220,022.8 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2023 was Rs. 2,067,305.8 million (March 31, 2022: Rs. 1,853,475.8 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to Basel III capital adequacy guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 and additional Tier-1.

At March 31, 2023, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes capital conservation buffer of 2.50% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2023 was 18.34% (March 31, 2022: 19.16%). These are based on unconsolidated financial statements as per Indian GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

24.	Impact of deconsolidation of ICICI General on previous period numbers

From September 8, 2021 (the effective date of merger), ICICI General ceased to be a subsidiary and became affiliate of the Bank and accordingly has been accounted as per the equity method of accounting in Consolidated Financial Statements under U.S. GAAP. Accordingly, the numbers for previous periods may not be comparable.

For and on behalf of Board of Directors

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra Executive Director

/s/ Anindya Banerjee Group Chief Financial Officer	/s/ Prachiti Lalingkar Company Secretary

/s/ Rajendra Khandelwal Chief Accountant

Mumbai

July 28, 2023