Form 20-F
period 2024-03-31
ICICI BANK LTD
filed 2024-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

□	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024.

OR

□	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________________ to _____________________________.

OR

□	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________________

For the transition period from _____________________________ to _____________________________.

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

_______________________

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

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2024 was 7,022,335,643.

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

Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

□ Item 17 ☒ Item 18

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

Yes ☐ No ☐

Cross Reference Sheet

Form 20-F	Item Caption	Location	Page No.

Part – I

Item 1	Identity of Directors, Senior Management and Advisers	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Risk Factors	6

Item 4	Information on the Company	Business	56
		Selected Statistical Information	111
		Operating and Financial Review and Prospects	134
		Supervision and Regulation	220
		Additional Information—Documents on Display	262

Item 4A	Unresolved Staff Comments	Not Applicable

Item 5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	146
		Business—Risk Management	72
		Selected Statistical Information—Funding	120
Item 6	Directors, Senior Management and Employees	Management	196
		Business—Employees	103
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders	48
		Related Party Transactions	50
		Management—Compensation and Benefits to Directors and Officers—Loans	217
		Schedule 18 Note 2 in Notes to Consolidated Financial Statements	F-46

Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-3
		Consolidated Financial Statements and the Notes thereto	F-10
		Operating and Financial Review and Prospects	134
		Business—Legal and Regulatory Proceedings	104
		Dividends	250

Item 9	The Offer and Listing	Market Price Information	5

Item 10	Additional Information	Additional Information	261
		Exchange Controls	243
		Taxation	251
		Restriction on Foreign Ownership of Indian Securities	245
		Dividends	250
		Business—Subsidiaries, Associates and Joint Ventures	95

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Market Risk	79
		Selected Statistical Information–Risk Management	122
Item 12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	109
Part – II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Summary Comparison of Corporate Governance Practices—Controls and Procedures	210
Item 16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	205
Item 16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	209
Item 16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	209
Item 16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Change in Registrant’s Certifying Accountant	Not Applicable

Item 16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	209

Item 16H	Mine Safety Disclosure	Not Applicable

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable

Item 16J	Insider Trading Policies	Management—Corporate Governance—Code of Ethics—Code on Prohibition of Insider Trading	209
Item 16K	Cybersecurity	Business—Risk Management—Cyber Security	87

Part – III

Item 17	Financial Statements	See Item 18

Item 18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-3
		Consolidated Financial Statements and Notes thereto	F-10

Item 19	Exhibits	Exhibit Index and Attached Exhibits	263

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

All references to the “Companies Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are, respectively, to the Companies Act, 2013, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and the “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2022 through 2024, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside; the level and direction of interest rates, the yield on our loans and investments and the cost of our funding; future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans; our ability to successfully implement our strategies, including our growth strategy, our strategic use of technology and the internet and our strategy for resolution of non-performing assets; the resilience of our technology infrastructure; the continued service of our senior management; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to; the outcome of any internal or independent enquiries or regulatory or governmental investigations; our expansion or increased presence in areas such as small business and unsecured retail lending; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks that we face in our international operations; our growth and expansion in domestic and overseas markets; our status as a systemically important bank in India; our ability to maintain enhanced capital and liquidity requirements; the adequacy of our allowance for credit and investment losses; our ability to market new products; investment income; cash flow projections; the impact of any changes in India’s credit rating; the impact of any new accounting standards or new accounting framework; our ability to implement our dividend payment practice; the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations; the state of the global financial system and systemic risks; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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

At June 28, 2024, total 7,036,188,396 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 28, 2024, there were 1,891,442 holders of record of our equity shares, of which 2,798 had registered addresses in the United States and held an aggregate of 2,066,866 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 28, 2024, we had 686 million ADSs, equivalent to about 1,373 million equity shares, outstanding. At June 28, 2024, there were 188,864 record holders of our ADSs, out of which 77 have registered addresses in the United States.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Summary

Our business is subject to various risks and uncertainties. These risks include, but are not limited to, the following:

Risks relating to India and other economic and market risks

•	A prolonged slowdown in economic growth in India could cause our business to suffer.

•	Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

•	Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

•	Any adverse impact on India’s external position due to an increase in the price of crude oil, the current account deficit, the outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

•	The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

•	A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

•	Natural disasters, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, which could adversely affect our business and the prices of our equity shares and ADSs.

•	If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

Risks that arise as a result of our presence in a highly regulated sector

•	The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.

•	We may be subject to fines, restrictions or other sanctions for regulatory compliance failures, which may adversely affect our financial position or our ability to expand our activities.

•	We are at risk of inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

•	We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

•	We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	Changes in the regulation and structure of the financial markets in India may adversely impact our business.

•	The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

•	The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.

•	Our asset management, private equity, insurance and securities broking subsidiaries are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

•	Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

 Risks relating to our business

•	If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

•	We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

•	The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

•	Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

•	Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

•	Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

•	A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

•	Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

•	The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

•	Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

•	Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

•	Our industry is very competitive and our strategy depends on our ability to compete effectively.

•	There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

•	Our failure to establish, maintain and apply an adequate internal control over financial reporting could have a material adverse affect on our reputation, business, financial condition or results of operations.

•	We and our customers are exposed to fluctuations in foreign exchange rates.

•	We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

•	We depend on the accuracy and completeness of information about customers and counterparties.

•	We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

•	We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

•	We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Risks relating to technology

•	The growing use of technology in banking and financial services creates additional risks of competition, reliability and security.

•	We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

•	System failures or system downtime could adversely impact our business.

Risks relating to our insurance subsidiaries

•	Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding or make additional investments in these entities as required may adversely impact our business and the prices of our equity shares and ADSs.

•	While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

•	Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

•	Loss reserves for our subsidiary’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

•	The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe.

Risks relating to ADSs and equity shares

•	You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

•	Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

•	You may be unable to exercise pre-emptive rights available to other shareholders.

•	Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

•	Restrictions on reissuance and deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the prices of our equity shares and ADSs.

•	Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

•	You may be subject to Indian taxes arising out of capital gains.

•	There may be less company information available in Indian securities markets than in securities markets in the United States.

Risks relating to India and other economic and market risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product declined by 5.8% in fiscal 2021 as the outbreak of the COVID-19 pandemic and consequent lockdowns and other containment measures negatively impacted economic activity during the year. However, India’s gross domestic product is estimated to have grown by 8.2% in fiscal 2024 (as per Second Advance Estimates (SAE) of National Statistical Office (NSO)) compared with the 7.0% first revised estimates for fiscal 2023.

An economic slowdown and a general decline in business activity in India could impose stress on our borrowers’ financial soundness and profitability and thus expose us to increased credit risk.

Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary policy tightening. Any increase in inflation, due to increase in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. Between May 2022 and February 2023, the Monetary Policy Committee increased the repo rate by 250 basis points from 4.00% to 6.50% in response to the rise in inflation. In its meetings during fiscal 2024 and thereafter in April and June 2024, the Monetary Policy Committee kept the repo rate unchanged and decided to remain focused on withdrawal of accommodation to ensure that inflation progressively aligns within the target of 4%, while supporting growth.

There are uncertainties remain in the global environment due to geo-political tensions, uncertainties around global growth recovery, volatility in commodity prices and inflation. Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. For instance, the increased uncertainties and risk aversion caused by the COVID-19 pandemic led to significant net outflows of investments by foreign portfolio investors from Indian equity and debt markets in an aggregate amount of approximately US$ 14.7 billion during the three months ended March 31, 2020. For the fiscal year 2024, Foreign Portfolio Investments (FPI) increased sharply to approximately US$ 41.0 billion compared with an outflow of US$ 5.0 billion in fiscal 2023. Apart from equities, investment in debt witnessed an increase on the back of India’s inclusion in major global bond indices. A slowdown in global growth may impact India’s exports. Sharp and sustained price reductions of globally traded commodities such as metals and minerals in the event of a global slowdown may negatively impact our borrowers in these sectors. Global trade disputes and protectionist measures and counter-measures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business. Developments in technology, such as artificial intelligence, may impact businesses, including ours and our customers’, and influence global and Indian employment markets, with an impact on employment and incomes of our existing and potential customers.

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

Global economic changes, such as ongoing geo-political tensions; a resumption of the tariff war between US and China; tight monetary policy could pose several challenges; elevated inflation and volatility in global energy prices may lead to increased risk aversion and volatility in global capital markets and foreign exchange rate movements, which could impact global liquidity and adversely affect our business.

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

We are rated by Moody’s and Standard and Poor’s in international markets. In 2020, Moody’s lowered the sovereign rating for India from Baa2 to Baa3, with a negative outlook due to the impact of the COVID-19 pandemic on the Government of India’s fiscal position and the stress in the financial sector. In 2021, both the rating agencies revised the outlook on our ratings from negative to stable, while maintaining the rating on our senior unsecured foreign currency debt at BBB- by Standard and Poor’s and Baa3 by Moody’s. In June 2024, Standard and Poor’s revised India’s sovereign rating outlook from stable to positive while maintaining country’s rating at BBB-, which also led to revision of our rating outlook from stable to positive. In June 2023, S&P revised the Issuer’s Stand-Alone Credit Profile (SACP) rating from BBB- to BBB and again in June 2024 from BBB to BBB+.

Rating agencies may also change their methodology for rating banks or their assessment of specific parameters which may impact our ratings. In 2020, Moody’s revised its assessment of government support for Indian private sector banks in view of the mechanism of resolution for a stressed private sector bank. Such revisions in assessment methodologies could adversely impact the rating of private sector banks compared to public sector banks.

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

Any adverse impact on India’s external position due to an increase in the price of crude oil, the current account deficit, the outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

India is vulnerable to developments in the trade account. India imports a majority of its requirements of petroleum oil and petroleum products. The decline in the oil import bill in fiscal 2021 was largely due to a decline in global crude oil prices and weak demand conditions in the Indian economy caused by the COVID-19 pandemic. However, global crude oil prices began rising in 2020 and experienced a sharp increase following the hostilities between Russia and Ukraine leading to a high import bill in fiscal 2023. However, the crude oil prices have moderated in fiscal 2024. The risk of a possible rise in global oil prices if there is further escalation in geo-political uncertainty cannot be ruled out. In the event of elevated oil price levels or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. As a proportion of India’s gross domestic product, there was a surplus in the current account of 0.9% in fiscal 2021. In fiscal 2022 and 2023, the current account deficit was 1.2% and 2.0% respectively of India’s gross domestic product. For fiscal year 2024, the current account deficit is expected to be at 0.7% of India’s gross domestic product. If current account and trade deficits continue to increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

See also “—Risks relating to our business—We and our customers are exposed to fluctuations in foreign exchange rates”.

The banking and financial markets in India are still evolving and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. For instance, in 2020, the Reserve Bank of India imposed a moratorium restricting deposit withdrawals from a private sector bank, followed by implementation of a scheme of reconstruction involving change in management and equity capital infusion by several Indian banks, including us. Such developments may impact credit markets and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks relating to our business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

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

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Decisions by the Government of India could impact our business and financial performance. The Indian government announced the introduction of central bank digital currency by the Reserve Bank of India. To further expand its usage, the Reserve Bank of India has proposed allowing non-bank payments system operators (PSOs) to offer central bank digital currency (CBDC) wallets in order to make retail CBDC more accessible to a broader segment of users. Any changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural disasters, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, which could adversely affect our business and the prices of our equity shares and ADSs.

India has experienced natural disasters such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 18% of India’s gross value added in fiscal 2023. However, for fiscal year 2024, the rural demand and output for the agricultural sector will depend on expected normal monsoon and receding El Nino conditions. Prolonged spells of below or above normal rainfall or other natural disasters, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural disasters like droughts, El Nino, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

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

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan, and border disputes with neighboring countries, including China. In 2020, Indian and Chinese troops engaged in physical conflict in the Galwan River valley. Both Indian and Chinese governments have undertaken protective measures, such as in relation to the presence of Chinese businesses in India. We cannot predict how such geopolitical events will develop in the future and how it may impact our business, operations, reputation and financial condition.

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

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Regulators in India and in the other jurisdictions in which we operate subject financial sector institutions, including us, to intense review, supervision and scrutiny. This heightened level of review and scrutiny, and the potential for changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has been imposing fines and penalties that are larger than the historic norms on Indian banks, as well as restrictions on the conduct of business. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies.

Regulators, including among others the Reserve Bank of India and the Securities and Exchange Board of India, as well as governmental authorities and courts, may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions may require us to make additional provisions for our non-performing assets, divest assets, adopt new compliance programs or policies, remove senior executives or other personnel, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations, and may reduce our revenues, require us to incur additional expenses, impact our profitability and damage our reputation. See also “Supervision and Regulation”.

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

New regulations and compliance and disclosure requirements relating to environment, social and governance matters, especially climate change, have been recommended or are under consideration by regulators in the jurisdictions where we have our operations. Other jurisdictions in which we operate are also proposing or considering climate-risk related initiatives, policies and standards. For example, the U.S. Securities and Exchange Commission finalized rules related to climate-related disclosures of publicly traded entities in March 2024, which include new requirements to disclose information about climate-related risks which are currently stayed pending judicial review. We may be subject to risk arising from the inconsistencies and conflicts in the manner in which climate policy and financial regulation is implemented in the regions where the Bank operates, including initiatives to apply and enforce policy and regulation with extraterritorial effect.

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

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations or proceedings by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Whenever we consider it appropriate and the regulatory guidelines so permit, we may seek to settle or compound regulatory inquiries or investigations or proceedings through a consensual process with the concerned regulator, which may entail monetary payment by us or agreeing to non-monetary terms. The non-monetary terms may include suspension or cessation of business activities for a specified period; change in key management personnel or restrictions being placed on key management personnel; disgorgement; implementation of enhanced policies and procedures to prevent future violations; appointing or engaging an independent consultant to review internal policies, processes and procedures; providing enhanced training and education; and/or submitting to enhanced internal audit, concurrent audit or reporting requirements.

We are at risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—Risks that arise as a result of our presence in a highly regulated sector—The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.”

We have also experienced international expansion into banking in multiple jurisdictions which exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and further increases the risk of inquiries or investigations by regulatory and enforcement authorities. In October 2022, ICICI Bank’s federally licensed New York branch (New York Branch)   entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which required the New York Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program, and establish and maintain an effective sanctions compliance program. The Consent Order did not involve any monetary penalty. The New York Branch is addressing corrective actions outlined in the Consent Order Action Plan as per committed timelines. Expansion into additional jurisdictions also increases the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. We, or our employees, may from time to time, and as is common in the financial services industry, be the subject of inquiries, examinations or investigations that could lead to proceedings against us or our employees.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Under such lending norms, banks also have sub-targets for lending to key segments or sectors. A proportion of 10.0% and 12.0% of adjusted net bank credit were required to be lent to small and marginal farmers and identified weaker sections of society, respectively, in fiscal 2024. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and set a target of 13.78% of adjusted net bank credit for this purpose for fiscal 2024. In addition, 7.5% of adjusted net bank credit is required to be lent to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. These requirements and achievements are assessed considering the average of the outstanding balances at the quarter end. From fiscal 2022, the priority sector achievements are computed based on the weight assigned to the incremental priority sector credit in identified districts. The necessary adjustments for weight of districts and calculation of achievement are done by the Reserve Bank of India on the basis of data submitted by banks on a quarterly basis.

These requirements apply to ICICI Bank on a standalone basis. The Reserve Bank of India allows banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The Bank also purchases priority sector lending certificates to meet directed lending requirements, the cost of which may vary based on the demand for and supply of such certificates. During fiscal 2024, the Bank met all of the targets. The quarterly achievement as a percentage of the adjusted net bank credit for agricultural sector was 18.1% against the requirement of 18.0%, sub-category within agricultural sector for non-corporate farmers was 14.4% against the requirement of 13.8% and for lending to weaker sections was 12.1% against the requirement of 12.0%.

Any shortfall we may have in meeting the priority sector lending requirements, after taking into account any priority sector lending certificates purchased, may be required to be invested at any time, at the Reserve Bank of India’s directive, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. At March 31, 2024, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 200.9 billion. Our investments in Government of India schemes are expected to decrease in view of regulatory target achievement in fiscal 2024. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.3% in fiscal 2020, 3.4% in fiscal 2021, 2.7% in fiscal 2022, 1.9% in fiscal 2023 and 1.8% in fiscal 2024. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies including in the farmer loan portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans in general. Thus, the classification of overdue loans as non-performing occurs at a later stage in respect of such loans than the loan portfolio in general.

Going forward, growth in our domestic loan portfolio could lead to a significant increase in our priority sector lending target amounts. In case of the continuing shortfall in agriculture lending sub-targets and weaker section loans, the Bank may have to significantly increase the purchase of priority sector lending certificates. The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specify criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. See also “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending”. Any future changes by the Reserve Bank of India to the directed lending norms may result in an inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines in India, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0%, and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The Bank is also required to maintain a capital surcharge of 0.20% on account of being designated a domestic systemically important bank. The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2024 were: common equity Tier 1 risk-based capital ratio of 15.4% and total risk-based capital ratio of 16.1%.

The Reserve Bank of India has released guidelines on implementation of counter cyclical capital buffers, which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. This capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which is measured as the ratio of a bank’s Tier 1 capital to its total exposure. Since October 2019, the Reserve Bank of India has required maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks. In 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against any sudden increase in Government of India bond yields. A minimum amount equal to the lesser of either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of a bank, on a continuing basis. This reserve is eligible for inclusion in tier 2 capital. On November 16, 2023, the Reserve Bank of India has released guidelines which increases risk weight on the consumer credit portfolio and credit to Non Banking Financial Companies (NBFCs).

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

In fiscal 2021, the Reserve Bank of India prohibited banks from making any dividend payouts from the profit pertaining to fiscal 2020 in order to conserve capital and to maintain their capacity to support the economy and absorb losses in an environment of heightened uncertainty caused by the COVID-19 pandemic. Accordingly, we did not declare any dividend for fiscal 2020. We cannot guarantee that we will not be subject to similar restrictions in the future. The Reserve Bank of India’s Prompt Corrective Action framework for banks defines risk thresholds for indicators like capital adequacy, asset quality and leverage, and stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion, domestic and/or overseas expansion, and restrictions on capital expenditure other than for technological upgradation. At year-end fiscal 2024, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future.

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

The Reserve Bank of India has released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework that require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio of 100.0%. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks, which requires banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. There are similar requirements stipulated by regulators in most of our overseas locations due to which we are required to maintain appropriate levels of liquidity in those geographies as well. These liquidity requirements, together with the existing liquidity and cash reserve requirements, result in Indian banks, including us, holding high amounts of liquidity, thereby impacting profitability.

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

Reserve Bank of India has issued draft guidelines on Liquidity Coverage Ratio (LCR) which mainly requires commercial banks to assign an additional 5% run-off factor for retail and small business deposits enabled with internet or mobile banking from 5% to 10% for stable deposits and 10% to 15% for less stable deposits. These instructions shall come into force with effect from April 1, 2025. These draft guidelines may have implications for a range of parameters at a systemic level including increase in liquidity requirement, deposit costs, loan growth, lending rates, investment yields and asset mix.

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

Our subsidiaries and affiliates are also subject to similar risks. For instance, the Indian government’s tax policies generally influence the purchase of insurance and investment in mutual funds by customers. See also “—Risks relating to our insurance subsidiaries—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

Further, while both our overseas banking subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the past, such actions are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. Our international branches are also subject to respective local regulatory requirements, which may include requirements related to liquidity, capital, asset classification and provisioning.

The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.

Pursuant to an independent enquiry, the board of director of the Bank decided to treat the separation of Ms. Chanda Kochhar, former Managing Director and Chief Executive Officer, from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences. In 2020, the Bank instituted a recovery lawsuit against Ms. Kochhar for, among other things, the clawback of bonus paid from April 2009 to March 2018. Ms. Kochhar also filed a lawsuit before Bombay High Court in January 2022 contending that her employment termination is invalid and she is entitled to all the Employee Stock Options, which were originally allocated to her. She has also sought an alternate prayer for claiming, damages of Rs. 17.3 billion. Both these lawsuits are under trial and being heard by the single bench of Bombay High Court.

The Securities and Exchange Board of India issued a show-cause notice to Ms. Kochhar and to the Bank in 2018 in relation to the allegations. In 2020, the Securities and Exchange Board of India issued a modified show cause notice to the Bank and responses were submitted by the Bank. In fiscal 2023, pursuant to the Securities Appellate Tribunal order the Securities and Exchange Board of India sought documents and materials in relation to the adjudication proceedings from the Bank, which were then submitted by the Bank.

Bank has been cooperating on a continuous basis, with law enforcement agencies, in connection with the pending enquiries. In the event that the Bank is found by Securities and Exchange Board of India or any other authority or agency to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.

Our asset management, private equity, insurance and securities broking subsidiaries are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

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

Our insurance businesses are also subject to extensive regulation and supervision by India’s insurance regulator Insurance Regulatory and Development Authority of India (IRDAI). They have a large number of retail and corporate customers, from whom claims may arise which could be determined in courts or also by regulators and result in determination against our insurance businesses or us or our insurance businesses’ management and employees. The Insurance Regulatory and Development Authority of India has the authority to specify, modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, issuance of new licenses, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

Further, our insurance and securities broking subsidiaries are now publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight. There can be no assurance that increased regulatory scrutiny of our insurance and securities broking subsidiaries along with stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that we are not in compliance with applicable laws and regulations pertaining to listed companies or their relationship with the parent or other group companies, or with their interpretations of laws and regulations, and may take formal or informal actions against us and our subsidiaries or affiliates.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. Indian corporations have transitioned to Ind AS, a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards, as per the roadmap provided to the Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India. Some of our group non-banking finance companies have transitioned to Ind AS. For banking and insurance companies, the implementation of Ind AS has been deferred until further notice. During fiscal 2023, the Reserve Bank of India issued a revised master directions on prudential norms on classification, valuation and operations of investment portfolio of commercial banks, which are broadly based on the principles of the International Financial Reporting Standard 9, and became applicable effective April 1, 2024. During fiscal 2023, the Reserve Bank of India, through its discussion paper on Introduction of Expected Credit Loss framework for provisioning by banks has proposed to adopt expected credit loss framework based on approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. –Adoption of Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) or final guidelines issued by the Reserve Bank of India based on the above standards or discussion papers would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity. See also “Operating and Financial Review and Prospects—Convergence of Indian accounting standards with International Financial Reporting Standards”.

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

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio. Our loans to the power sector as a proportion of total loans declined from 3.1% at March 31, 2019 to 1.1% at March 31, 2024. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel, other metals and mining, which are subject to similar and additional risks, as well as global commodity price cycles. Further, the growing focus on climate change and national commitments towards a low-carbon economy may impact the flow of capital to specific sectors and could lead to structural shifts in these sectors, and the overall economy. It is difficult to assess the impact of these changes, which can expose us to new risks and challenges in managing the loan portfolio.

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

The Reserve Bank of India has substantially expanded its guidance relating to the identification of non-performing assets over the last few years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions. Nevertheless, these provisions may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made. In the event that additional provisioning is required by the Reserve Bank of India, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares and ADSs. The Reserve Bank of India also requires banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through its annual supervisory process. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business and future financial performance. Our subsidiaries and affiliates are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries and affiliates in the future, which may have an adverse impact on us.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted. The Bank held contingency provisions of Rs. 131.0 billion at March 31, 2024. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

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

Our loans and advances to the retail segment constituted 55.6% of our gross advances (gross loans) at March 31, 2024. Our loans and advances to the rural finance segment were 8.2%, services-finance sector were 5.4%, the infrastructure sector (excluding power) were 2.9%, the wholesale/retail trade sector were 4.7%, and the power sector were 1.1% of our gross loans and advances at March 31, 2024.

Banks are subject to the Reserve Bank of India’s framework for large exposures with limits on exposure of banks to a single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base (i.e., Tier 1 capital) at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. At year-end fiscal 2024, our largest single counterparty accounted for 9.4% of our Tier I capital fund. The largest group of connected counterparties accounted for 20.9% of our Tier I capital fund.

Since 2019, banks have also been subject to the Reserve Bank of India’s guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. Borrowers to be considered for this purpose were those having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 and the limit was reduced to Rs. 100.0 billion from fiscal 2020 onwards. Loans from banks in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning.

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

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a application to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event that a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary insolvency/winding up. Corporate borrowers may voluntarily, or by creditor action be admitted to the insolvency resolution process under the Insolvency and Bankruptcy Code, 2016. During the period of resolution under the Insolvency and Bankruptcy Code, 2016, there is a moratorium applicable on foreclosure and other recovery proceedings by the lenders. In some cases, we may foreclose on collateral in lieu of principal and interest dues but may experience delays in liquidating the collateral.

The Insolvency and Bankruptcy Code enacted in 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the prudential framework for resolution of stressed assets, introduced in 2018 and amended in 2019 by the Reserve Bank of India, requires banks to implement a plan to resolve any overdue account within timelines as approved by the board and may include legal proceedings for insolvency or recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts have been resolved under the Insolvency and Bankruptcy Code since fiscal 2019. However, uncertainties continue and there are delays in the resolution of accounts referred under the Insolvency and Bankruptcy Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. There can be no assurance of the level of recovery even in cases where a resolution is achieved.

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

Effective October 2019, the Reserve Bank of India mandated the linking of interest rates on new floating rate retail loans and floating rate loans to micro and small enterprises to an external benchmark. From April 2020, floating rate loans to medium enterprises were also required to be linked to an external benchmark. Since our funding is primarily fixed rate, volatility in external benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin. At year-end fiscal 2024, approximately 51.0% of the Bank’s domestic loan portfolio was linked to external benchmarks.

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

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including current and savings account deposits, term deposits from retail customers, term deposits from corporate customers and interbank deposits. Our customer deposits generally have a maturity of less than two years with an option of early withdrawal before contractual maturity. A large portion of our assets have medium or long-term maturities, creating the potential for funding mismatches. For instance, our mortgage loans and corporate term loans typically have longer-term maturities compared to our funding profile.

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

We are regularly assessed by the Government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 103.5 billion in additional taxes in excess of our provisions at March 31, 2024. These additional tax demands mainly relate to income tax, service tax, goods and services tax, sales tax and value added tax by the Government of India’s tax authorities for past years. The amount of Rs. 103.5 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 141.1 billion, of which Rs. 92.1 billion pertains to the demand of inadvertently denied advance tax credit and incorrect tax rate considered by tax authority, Rs. 25.9 billion mainly relates to tax on bad debts written off, broken period interest and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court of India decisions in own or other similar cases, Rs. 19.0 billion relating to non-payment of GST on co-insurance premium and re-insurance commission and Rs. 4.1 billion relating to error requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. Further, we are subject to various ongoing inquiries by the tax authorities through ongoing investigations/ notices which mainly consist of levy of service tax on deemed services provided by banks to customers maintaining specified minimum balances in their deposit accounts and denial of goods and services input tax credit on non-cashless settlements and marketing expenses in the case of our insurance subsidiaries. The department has issued show cause notice, which is not adjudicated as demand. These issues are industry wide issues and the ICICI Group is contesting these issues with the tax authorities. The tax related inquiries are usually not included in contingent liabilities, as we believe that such proceedings will not be upheld by judicial authorities.

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

There could be a difference in the assessment of our indirect tax liability which may lead to additional demand being raised subsequently by tax authorities. For instance, the service tax authorities, in earlier years, had raised a demand on trusts for certain funds managed by ICICI Venture Funds Management Company Limited (“ICICI Venture”), our private equity subsidiary, including in relation to the amounts retained by the trusts for incurring various expenses, distribution of certain class of unit holders and provisions for certain expenses/losses. This matter is under litigation in the Karnataka High Court and the Karnataka High court has granted favourable order in current year against appeals filed by funds managed by ICICI Venture for the partial period. The matter for the balance period is pending for adjudication with the High Court, against the order of the Appellate Tribunal.

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

We have experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse and the whistleblower complaints regarding alleged incorrect asset classification and other allegations. See also “—Risks that arise as a result of our presence in a highly regulated sector—The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.” Investigations are still going on and we cannot be certain how the investigations by the government and regulatory and other agencies will conclude with regard to the issue of the former CEO and it is possible that the conclusions of these investigations could lead to more negative publicity.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including non-compliance with internal processes, clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management as well as our regulators are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail, small business and rural lending, our international business and our insurance businesses, and our extensive use of digital technology, expose us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. Our inability to manage operational risk and ensure the resilience of our systems and infrastructure may lead to regulatory action against us. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record, process and monitor and/or review transactions may further increase the risk that technical system flaws, employee tampering, manipulation of those systems and deficiency in access control management will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for instance, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us.

We also outsource some functions, like collections, sourcing of retail loans and management of ATMs to other entities and hence we are also exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures proves inadequate, or is circumvented, thereby causing delays in detection or errors in information. We are also exposed to operational risks from transactions with other financial institutions and intermediaries. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk. There can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties.

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

Exchange rates are impacted by a number of factors including volatility of international capital markets, geo-political events, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. In fiscal 2023, the rupee depreciated to Rs. 82.19 per U.S. dollar at March 31, 2023 from Rs. 75.87 per U.S. dollar at March 31, 2022. This was following the tightening of monetary policy by the U.S. Federal Reserve due to rising inflation concerns including the failure of three regional banks in the U.S. and a bank in Europe; the ongoing war between Russia and Ukraine and the sanctions imposed on Russia. During fiscal 2024, the rupee depreciated to Rs. 83.40 per U.S. dollar at March 31, 2024 from Rs. 82.18 per U.S. dollar at March 31, 2023. The higher for longer narrative for US rates helped in keeping the dollar stronger throughout the year, with dollar index appreciating by 1.9% during the fiscal 2024.

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

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. In the past, we have undertaken mergers and acquisitions. In some cases, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. For example, the Government of India announced the amalgamation of 10 public sector banks into four larger banks in 2020 as part of a consolidation measure to create fewer banks that are individually larger in scale. We may in the future examine and seek opportunities for acquisitions. Our subsidiaries in India may also undertake mergers, acquisitions and takeovers in India or internationally.

We may also increase or reduce our shareholding in our subsidiaries and affiliates, or divest other existing businesses wholly or partially, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. Mergers and acquisitions by our subsidiaries could lead to reduction in our shareholding in such subsidiaries (including to below majority ownership in certain subsidiaries), and under applicable law that may require us to reduce our shareholding to 30.0% or less, unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions including divestment to the required level of 30.0% within a specified timeframe. During fiscal 2022, following the completion of a previously announced all-stock merger by ICICI Lombard General Insurance Company, the Bank’s shareholding in ICICI Lombard General Insurance Company decreased to 48.1%, and ICICI Lombard General Insurance Company ceased to be a subsidiary of the Bank. In May 2023, the Board of the Bank approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to receipt of necessary regulatory approvals. During fiscal 2024, the Bank received regulatory approval and through the stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding of more than 50.0%. Consequently, ICICI Lombard General Insurance Company ceased to be an affiliate and became a subsidiary of the Bank.

At March 31, 2024, ICICI Bank held 74.73% of the equity shares of its broking subsidiary, ICICI Securities Limited (ICICI Securities), and the other 25.27% of the equity shares were held by the public. In June 2023, the Board of Directors of the Bank and its broking subsidiary, ICICI Securities approved a scheme for delisting of equity shares of ICICI Securities, by issuing equity shares of the Bank to the public shareholders of ICICI Securities (in the swap ratio of 67:100), in lieu of cancellation of their equity shares in ICICI Securities, thereby making ICICI Securities a wholly-owned subsidiary of the Bank, under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021. Pursuant to receipt of requisite regulatory approvals and the order of the Hon’ble National Company Law Tribunals, meetings of the equity shareholders of the Bank and ICICI Securities were held on March 27, 2024, wherein the proposed scheme was approved by the requisite majority of shareholders. Certain shareholders of ICICI Securities have filed objections to the scheme and the scheme is currently pending for approval of the Hon’ble National Company Law Tribunals.

Any future acquisitions or mergers or takeovers, whether by us or our subsidiaries, may involve a number of risks, Risks may include the possibility of a deterioration of asset quality, quality of business and business operations, financial impact of employee related liabilities, changes in economic and financial market conditions, and diversion of our management’s attention required to integrate the acquired business. Risks may include the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets. We are also at risk of liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices. Some or all of these risks could have an adverse effect on our business or that of our subsidiaries.

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

We and our group companies, or our or their directors or officers, are often involved in (civil and criminal litigation) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover amounts due from borrowers or because customers seek claims against us or disputes may arise in connection with financial services. In certain instances, former employees have instituted legal and other proceedings against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. Whenever we consider it appropriate and the legal or regulatory guidelines so permit, we may seek to settle or compound legal or regulatory proceedings through consensual process with the concerned claimant or regulator, which may entail monetary payment or receipt or agreeing to non-monetary terms. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in, or the outcomes of any of the litigation or other proceedings or of any settlement or compounding of legal or regulatory proceedings in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

See also, “—Risks relating to our business—A determination against us in respect of disputed tax assessments may adversely impact our financial performance.” and “Business—Legal and Regulatory Proceedings”.

We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The Bank’s branch network in India increased from 5,900 branches at March 31, 2023 to 6,523 branches at March 31, 2024. Although we plan to leverage our extensive geographical reach to support growth in our business, our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—Risks relating to our business—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

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

The growing demand for digital banking services has substantially increased the volume of transactions for the banking system. This has required banks to enhance their focus on the availability and scalability of their systems in the context of growing customer dependence on digital transactions and increasing volumes of such transactions and may require additional investments. Any disruption in service delivery could impact our business, our financial position and our reputation, and also lead to regulatory action including imposing restrictions on business.

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

We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, advanced threats from large language models, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of third parties, damage our systems or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. Like many other large global financial institutions, we have also experienced attacks pertaining to distributed denial of services which were intended to disrupt customer access to our main portal. While our monitoring and mitigating controls were able to detect and effectively respond to such incidents, there can be no assurance that these security measures will be successful in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

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

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Some of the newer technologies like artificial intelligence and quantum computing harnesses the laws of quantum mechanics to solve problems that are too complex for classical computers. Large scale artificial intelligence disruptions have the potential to improve technological advantages by swiftly processing data through real-time analytics, ultimately leading to enhanced customer experience, optimized operations and predictive risk analysis. That being said, cyber attacks using artificial intelligence technology present a substantial threat due to their ability to identify vulnerabilities faster using sophisticated attack methods and adapt real-time, evading traditional security measures. Encryption tools are used to secure online communications between parties from any possible attackers. Such newer technologies could pose a threat to the existing encryption protocols and could lead to unauthorized access to internal data. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner. We could also face cybersecurity risks which result in direct loss of money, of the Bank and its customers due to cyber attacks, which could result in penalty and restrictions on business as well as reputational risks for the Bank.

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

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system downtime or failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and actions and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.”

Risks relating to our insurance subsidiaries

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make further investments in these companies as required may adversely impact our business and the prices of our equity shares and ADSs.

At March 31, 2024, we owned 51.2% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company, and 51.3% of the equity shares of our general insurance subsidiary, ICICI Lombard General Insurance Company.

Although our insurance businesses are profitable and we currently do not anticipate that they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Risks relating to our insurance subsidiaries— Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information” and “—Risks relating to our insurance subsidiaries—Loss reserves for our subsidiary’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.” Our insurance subsidiaries may also explore mergers and acquisitions which may lead to issuance of equity shares. Issuance of additional equity shares for these or other reasons would reduce our shareholding, unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its guidelines on financial services provided by banks that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India.

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products. Our life insurance subsidiary’s growth and profitability depends on various factors, including the mix of products in its portfolio, its relationship with various distribution partners, regulatory changes and market movements. ICICI Bank is a corporate agent of its insurance subsidiary and accounts for less than 15% of the business volumes of its life insurance subsidiary based on annualised premium equivalent for fiscal 2024. The life insurance subsidiary’s business is well-diversified across its product mix and distribution mix. While the subsidiary has been making profits since fiscal 2010, there can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

We conduct our general insurance business through our general insurance subsidiary, ICICI Lombard General Insurance Company. ICICI Lombard General Insurance Company’s growth, profitability and return on equity depends on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and credit worthy reinsurers, continuation of support by the Government of India of certain insurance schemes, maintenance of continued reputation and goodwill with customers including well managed customer concentration risk, regulatory changes and their compliance, climate change factors, changes to tax positions or judgements/tax orders, minimization of losses attributable to internal and external frauds and market movements. There can be no assurance of the future rates of growth, solvency and profitability in the insurance business and various global geo-political environment can also influence the same, amongst other pertinent internal and external factors. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs.” and “Supervision and Regulation—Regulations Governing Insurance Companies.”

Further, the Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change its distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, the impact from any future catastrophes and epidemics or pandemics, further regulatory changes or customer dissatisfaction with our insurance products including but not limited to lack of required innovation in products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves and computing other actuarial information may differ from actual experiences. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, persistency, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. In addition, there is a risk that the model used to estimate life and health insurance reserves based on such assumptions could be incorrect.

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

Loss reserves for our subsidiary’s general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance company also conducts reviews of all lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, for example, multiple diagnostics, the management of our general insurance company considers that these reserves are adequate. The management also follows a philosophy of keeping margins for adverse deviations over and above the best estimates of the ultimate liability to protect against any unknown events which are not yet reflected in the past data. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance company. Such adverse effect may also impact the valuation of our general insurance company by existing or potential investors, and the valuation at which any future monetization of our shareholding in the general insurance company may take place, if at all. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe.

Portions of our general insurance business may cover losses from unpredictable events such as hurricanes, windstorms, epidemics, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism, and epidemics or pandemics and/or various climate change events. The incidence and severity of these catastrophes in any given period are inherently unpredictable. Although reserves are established after an assessment of potential losses relating to catastrophes covered, there is no assurance that such reserves would be sufficient to pay for all related claims.

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

Although our insurance subsidiaries monitor their overall exposure to catastrophes and epidemics and other unpredictable events in each geographic region and determine their underwriting limits related to insurance coverage for losses from such events, the insurance subsidiaries generally seek to reduce their exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes and epidemics or pandemics in future may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or credit rating or the results of our operations.

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

In 2020, we raised Rs. 150.00 billion (US$ 2.0 billion) of equity capital through a Qualified Institutions Placement. We may in the future conduct additional equity offerings to fund the growth of our business. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employees Stock Option Scheme and 100 million units can be granted under Employees Stock Unit Scheme. We constantly evaluate different financing options and any future issuance of equity shares or ADSs or exercise of employee stock options that would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

You may be unable to exercise pre-emptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. United States investors in ADSs may be unable to exercise these pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Any decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling investors in ADSs to exercise their preemptive rights and any other factors we consider appropriate at such time. To the extent that investors in ADSs are unable to exercise pre-emptive rights, their proportional ownership interests in us would be reduced.

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

Any substantial sale of our equity shares by any large shareholder See also “Major Shareholders” could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for a single shareholder of 26.0%. Deutsche Bank Trust Company Americas held 19.5% of our equity shares at June 30, 2024 and must vote these shares as directed by our Board of Directors.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. Following the outbreak of the COVID-19 pandemic in early 2020, the benchmark S&P BSE Sensex declined during the three months ended March 31, 2020 by 28.6%. During this period, several listed securities were impacted, including our securities. The index has subsequently recovered. Even before the volatility caused by the COVID-19 pandemic, volatility in the Indian stock markets have created temporary concerns regarding our exposure to the equity markets. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

MAJOR SHAREHOLDERS

Shareholding Structure and Relationship with Government of India

The following table sets forth, at June 30, 2024, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	5.8	410,885,932
Other Government-controlled institutions, insurance companies, reinsurers, corporations and banks	0.6	41,585,606
Total government-controlled shareholders	6.4	452,471,538

Other Indian Investors:
SBI Mutual Fund	5.4	379,401,745
ICICI Prudential Mutual Fund	3.6	253,396,803
HDFC Mutual Fund	2.9	205,016,550
National Pension Scheme Trust	2.1	148,046,743
UTI Mutual Fund	1.9	134,663,700
Nippon Life India Mutual Fund	1.5	107,198,943
SBI Life Insurance Company Limited	1.2	83,348,909
Aditya Birla Sun Life Mutual Fund	1.1	79,130,573
Other mutual funds and alternative investment funds	7.6	535,825,012
Private sector insurance companies other than SBI Life Insurance Company	2.2	155,117,026
Other private sector corporations and financial institutions	1.2	84,280,806
Investor education protection fund	0.1	8,869,948
Individual domestic investors(1),(2)	6.1	430,185,778
Total other Indian investors	36.9	2,604,482,536
Total Indian investors	43.4	3,056,954,074

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	19.5	1,372,728,095
Government of Singapore	2.3	163,236,709
Government Pension Fund Global	1.2	85,611,989
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	33.5	2,357,657,529
Total foreign investors	56.6	3,979,234,322
Total	100.0	7,036,188,396

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.02% of ICICI Bank’s equity shares at June 30, 2024.

(2)	No single shareholder in this group owned 1.0% or more of ICICI Bank’s equity shares at June 30, 2024.

The holding of government-controlled shareholders was 6.4% at June 30, 2024 against 6.9% at June 30, 2023 and 7.6% at June 30, 2022. The holding of Life Insurance Corporation of India was 5.8% at June 30, 2024 against 6.1% at June 30, 2023 and 6.7% at June 30, 2022.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association include a provision for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. At present, there is no representative of the government of India on our Board. At June 30, 2024, we do not have government guaranteed borrowings outstanding. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 36.9% at June 30, 2024 against 37.4% at June 30, 2023 and 38.9% at June 30, 2022. The total holding of Indian investors was 43.4% at June 30, 2024 against 44.3% at June 30, 2023 and 46.5% at June 30, 2022. The holding of foreign investors was 56.6% at June 30, 2024 against 55.7% at June 30, 2023 and 53.5% at June 30, 2022. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has established a limit of 26% on the voting rights of a single shareholder in a banking company. Deutsche Bank Trust Company Americas holds the equity shares represented by about 686 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares (ADS). The ADS are listed on the New York Stock Exchange. The Deutsche Bank Trust Company Americas (as depositary) which held 19.5% of our equity shares at June 30, 2024, must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Supervision and Regulation—Structural Reforms— Amendments to the Banking Regulation Act” and “Supervision and Regulation—Ownership and Voting Restrictions”.

Related Party Transactions

In fiscal 2024, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

For fiscal 2024, the following parties were identified as our associates/other related entities: ICICI Lombard General Insurance Company Limited1, Arteria Technologies Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, ICICI Merchant Services Private Limited, I-Process Services (India) Private Limited2, NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth and Cheryl Advisory Private Limited.

1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective February 29, 2024.

2.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective March 20, 2024 and subsequently became a wholly-owned subsidiary of the Bank effective March 22, 2024.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2024: Mr. Sandeep Bakhshi, Mr. Anup Bagchi (up to April 30, 2023), Mr. Sandeep Batra, Mr. Rakesh Jha and Mr. Ajay Kumar Gupta (w.e.f. March 15, 2024). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, children’s spouses, grandchildren, grandchildren’s spouses, siblings, sibling’s spouses, parents, maternal grandparents, paternal grandparents and members of a hindu undivided family. We have applied the Indian GAAP standard and Reserve Bank of India Act, 1934 in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2024, we received insurance premiums from our associates/other related entities amounting to Rs. 49 million, from our key management personnel of the Bank amounting to Rs. 0.3 million and from the close family members of our key management personnel amounting to Rs. 0.4 million. The premiums received were towards cover for life insurance, group term insurance and investment linked insurance plans. The material transactions during fiscal 2024 included Rs. 47 million of premium received from ICICI Lombard General Insurance Company Limited.

During fiscal 2024, we paid insurance premiums amounting to Rs. 3.3 billion to ICICI Lombard General Insurance Company Limited. The premiums paid covered health insurance, personal accident and miscellaneous items.

During fiscal 2024, we paid claims including maturity, annuity and policy surrender value to our associates/other related entities amounting to Rs. 44 million and to our key management personnel of the Bank amounting to Rs. 0.5 million. The material transactions during fiscal 2024 included Rs. 43 million paid to ICICI Lombard General Insurance Company Limited.

During fiscal 2024, we received claims towards health, personal accident, fire, motor and other miscellaneous items amounting to Rs. 40 million from ICICI Lombard General Insurance Company Limited.

Income from services rendered

During fiscal 2024, we earned income from services rendered to our associates/other related entities amounting to Rs. 1.6 billion, from key management personnel of the Bank amounting to Rs. 0.6 million and from the close family members of our key management personnel amounting to Rs. 0.2 million. The income primarily related to marketing and promotion fee, sponsorship and banking service fee, arranger fees and bank charges. The material transactions during fiscal 2024 included Rs. 1.4 billion of income from services rendered to ICICI Lombard General Insurance Company Limited.

Income from Shared Services

During fiscal 2024, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from our associates/other related entities amounting to Rs. 243 million. The material transactions during fiscal 2024 included recovery of Rs. 170 million from ICICI Lombard General Insurance Company Limited, recovery of Rs. 37 million from ICICI Foundation for Inclusive Growth and recovery of Rs. 27 million from I-Process Services (India) Private Limited.

Expenses for shared services and other payments

During fiscal 2024, we paid cost towards sharing of premises, corporate infrastructure facilities and technology services to ICICI Lombard General Insurance Company Limited amounting to Rs. 5 million.

Expenses for services received

During fiscal 2024, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 13.0 billion. These transactions primarily pertain to availing manpower services for certain activities of the Bank and expenses towards providing basic banking services. The material transactions during fiscal 2024 included Rs. 10.9 billion in expenses for services paid to I-Process Services (India) Private Limited and Rs. 2.1 billion in expenses for services paid to ICICI Merchant Services Private Limited.

Investments in Securities Issued by Related Parties

During fiscal 2024, we invested Rs. 20.9 billion in securities issued by India Infradebt Limited.

Redemption/buyback of Investments

During fiscal 2024, we received Rs. 2.5 billion from India Infradebt Limited on account of redemption of bonds.

Purchase of Investments

During fiscal 2024, we purchased securities of Rs. 3.9 billion from ICICI Lombard General Insurance Company Limited. Purchase of securities included government securities and corporate bonds/debentures in secondary market.

Interest Expenses

During fiscal 2024, we paid interest on bond borrowings and deposits accepted to our associates/other related entities amounting to Rs. 194 million, to our key management personnel amounting to Rs. 14 million and to the close family members of our key management personnel amounting to Rs. 10 million. The material transactions during fiscal 2024 included Rs. 117 million of interest paid to ICICI Lombard General Insurance Company Limited and Rs. 18 million of interest paid to ICICI Merchant Services Private Limited.

Interest Earned

During fiscal 2024, we received interest on investments in bonds and loans from our associates/other related entities amounting to Rs. 379 million and from our key management personnel amounting to Rs. 1 million. The material transaction during fiscal 2024 included Rs. 366 million of interest received from India Infradebt Limited.

Purchase of Fixed assets

During fiscal 2024, we purchased fixed assets from Arteria Technologies Private Limited amounting to Rs. 2 million.

Dividend Income

During fiscal 2024, we received dividend income from our associates/other related entities amounting to Rs. 2.6 billion. The material transaction during fiscal 2024 was Rs. 2.5 billion of dividend received from ICICI Lombard General Insurance Company Limited.

Gain/(loss) on Foreign Exchange and Derivative Transactions (Net)

During fiscal 2024, we earned income on foreign exchange and derivative transactions from ICICI Lombard General Insurance Company Limited amounting to Rs. 62 million.

CSR related reimbursement of expenses

During fiscal 2024, we reimbursed expenses to ICICI Foundation for Inclusive Growth amounting to Rs. 5.2 billion for corporate social responsibility related activities.

Dividend Paid

During fiscal 2024, we paid dividends to our key management personnel, amounting to Rs. 4 million and to the close family members of our key management personnel, amounting to Rs. 0.9 million. Dividends paid to Mr. Sandeep Bakshi was Rs. 2 million, to Mr. Sandeep Batra was Rs. 1 million, to Mr. Rakesh Jha was Rs. 1 million and to Mr. Shivam Bakhshi was Rs. 0.3 million.

Value of ESOPs exercised

During fiscal 2024, our key management personnel exercised ESOPs amounting to Rs. 86 million. The value of ESOPs exercised during fiscal 2024 by Mr. Rakesh Jha was Rs. 39 million, by Mr. Sandeep Bakhshi was Rs. 34 million and by Mr. Sandeep Batra was Rs. 13 million.

Sale of Investments

During fiscal 2024, we sold securities to our associates/other related entities amounting to Rs. 23.8 billion. The material transactions during fiscal 2024 included Rs. 16.2 billion of securities sold to ICICI Lombard General Insurance Company Limited and Rs. 7.6 billion of securities sold to India Infradebt Limited. Sale of securities included government securities and corporate bonds/debentures in secondary market.

Donations Given

During fiscal 2024, we gave donations to ICICI Foundation for Inclusive Growth amounting to Rs. 712 million.

Volume of fixed deposits accepted

During fiscal 2024, the volume of fixed deposits accepted from our associates/other related entities amounted to Rs. 11.7 billion, from our key management personnel amounted to Rs. 85 million and from the close family members of our key management personnel amounted to Rs. 31 million. The material transactions during fiscal 2024 were Rs. 6.0 billion of fixed deposits accepted from I-Process Services (India) Private Limited and Rs. 5.3 billion of fixed deposits accepted from ICICI Merchant Services Private Limited.

Forex/swaps/derivatives and forwards transactions entered (notional value)

During fiscal 2024, we entered into forex/swaps/derivatives and forwards transactions with our associates/other related entities amounting to Rs. 6.9 billion. The material transaction during fiscal 2024 was Rs. 6.3 billion with ICICI Lombard General Insurance Company Limited.

Guarantees/letters of credit given by the Group

During fiscal 2024, we gave guarantees to NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 0.1 million. The Bank has, from time to time, issued various letters of comfort on behalf of its subsidiaries and branches, in favour of regulatory authorities. The letters of comfort, inter alia, include undertakings to infuse capital to meet regulatory solvency requirements and/or business requirements and/or liabilities of subsidiaries/overseas branches. The Bank ensures compliance with the applicable laws and regulations on the prudential norms for issuance of letters of comfort by banks regarding their subsidiaries.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2024
		(in million)
Deposits from related parties held by us	Rs.	2,023
Payables to related parties		3,158
Our investments in related parties		11,737
Investments of related parties in the Group		—
Loans and advances to related parties(2)		123
Receivables from related parties		239
Guarantees issued by us for related parties		60

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2024
		(in million)
Deposits from key management personnel	Rs.	351
Payables to key management personnel		0.2
Investments in our shares held by key management personnel		3
Loans and advances to key management personnel(3)		69

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2024
		(in million)
Deposits from close family members of key management personnel	Rs.	144
Payables to close family members of key management personnel		1
Investments in our shares held by close family members of key management personnel		6
Loans and advances to close family members of key management personnel(2)		1
Receivables from close family members of key management personnel(1)		0

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2024
		(in million)
Deposits from key management personnel	Rs.	351
Payables to key management personnel		2
Investments in our shares held by key management personnel		3
Loans and advances to key management personnel(3)		86

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2024
		(in million)
Deposits from close family members of key management personnel	Rs.	144
Payables to close family members of key management personnel		1
Investments in our shares held by close family members of key management personnel		6
Loans and advances to close family members of key management personnel(2)		3
Receivables from close family members of key management personnel(1)		0

(1)	Insignificant amount.

(2)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Joint Ventures and Affiliates

From fiscal 2008, I-Process Services (India) Private Limited and NIIT Institute of Finance Banking and Insurance Training Limited were accounted as equity affiliates in consolidated financial statements. From fiscal 2024, I-Process Services (India) Private Limited ceased to be an equity affiliate and became a subsidiary of the Bank effective March 20, 2024 and subsequently became a wholly-owned subsidiary of the Bank effective March 22, 2024.

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

From April 1, 2021, ICICI Lombard General Insurance Company Limited ceased to be a subsidiary and was accounted as an equity affiliate. From fiscal 2024, ICICI Lombard General Insurance Company Limited ceased to be an equity affiliate and became a subsidiary of the Bank effective February 29, 2024.

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, and private equity products and services through our specialized subsidiaries. Our consolidated total assets at year-end fiscal 2024 was Rs. 23,640.6 billion. Our consolidated capital and reserves and surplus including employees’ stock options outstanding at year-end fiscal 2024 was Rs. 2,561.4 billion and our consolidated net profit (after minority interest) for fiscal 2024 was Rs. 442.6 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to large corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 6,523 branches and 17,190 ATMs and cash recycler machines in India at year-end fiscal 2024.

Our international franchise focuses on four strategic pillars, namely the (a) non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (b) multinational corporation ecosystem comprising foreign multinational companies investing in India, Indian companies present in overseas markets, and back-offices of multinational companies located in India; (c) trade ecosystem, comprising primarily India-linked trade transactions; and (d) funds ecosystem, to capture foreign investment flows into India . At year-end fiscal 2024, we had banking subsidiaries in the United Kingdom and Canada, branches in the United States (New York), Dubai International Finance Centre, Bahrain, Hong Kong, Singapore, China, Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and IFSC Banking Unit, Gandhinagar, Gujarat. At year-end fiscal 2024, we had representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), the United States (Texas and California), Nepal, Bangladesh, Sri Lanka, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. See also “Risk factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations”.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries, ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company, provide a wide range of life insurance, general insurance and asset management products respectively.

The Bank’s holding in ICICI Lombard General Insurance Company Limited was 48.0% at March 31, 2023. In May 2023, the board of directors of ICICI Bank Limited approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to regulatory approvals. During fiscal 2024, the Bank increased its shareholding in ICICI Lombard General Insurance Company to over 50.0%. Consequently, ICICI Lombard General Insurance Company Limited ceased to be an affiliate and became a subsidiary of the Bank with effective from February 29, 2024. Our subsidiary ICICI Securities Limited is engaged in equities underwriting, securities broking and distribution of financial products. Our subsidiary ICICI Securities Primary Dealership Limited is engaged in underwriting and primary dealership of government securities. Our private equity fund management subsidiary ICICI Venture, manages funds that make private equity investments. In June 2023, the Board of Directors of the Bank and its broking subsidiary, ICICI Securities approved a scheme for delisting of equity shares of ICICI Securities, by issuing equity shares of the Bank to the public shareholders of ICICI Securities (in the swap ratio of 67:100), in lieu of cancellation of their equity shares in ICICI Securities, thereby making ICICI Securities a wholly-owned subsidiary of the Bank, under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021. Pursuant to receipt of requisite regulatory approvals and the orders of the Hon’ble National Company Law Tribunals, meetings of the equity shareholders of the Bank and ICICI Securities were held on March 27, 2024, wherein the proposed scheme was approved by the requisite majority of shareholders. Certain shareholders of ICICI Securities have filed objections to the scheme and the scheme is currently pending for approval of the Hon’ble National Company Law Tribunals.

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

Strategy

In fiscal 2024, we maintained our strategic focus on profitable growth in business within the guardrails of risk and compliance. We grew our credit portfolio with a focus on granularity and saw healthy growth across our retail and business banking and wholesale portfolios. We continued to focus on holistically serving our clients and their ecosystems. We sought to maintain and enhance our liability franchise. We focused on maintaining a strong balance sheet, with sufficient liquidity, prudent provisioning and healthy capital adequacy. Our capital adequacy ratios at March 31, 2024 were significantly above regulatory requirements.

Going forward, we will continue with our strategic focus on growing the profit before tax excluding treasury (calculated as Profit before tax less Income from treasury-related activities, both reported separately in Operating Results Data). Our Risk Appetite and Enterprise Risk Management framework sets out our risk appetite, including a limit framework for various risk categories. The Bank has emphasized strengthening its operational resilience to facilitate the seamless delivery of services to customers. We will focus on growing our loan portfolio in a granular manner based on risk and reward, with focus on return of capital and containment of provisions within targeted levels. We have no specific targets for loan mix or segment-wise loan growth. We will aim to continue to grow our deposit franchise, maintain a stable and healthy funding profile and our competitive advantage in cost of funds.

We see significant opportunities for profitable growth across various sectors of the Indian economy.

The key elements of our strategy to maximize our share of these opportunities are:

360-degree customer centric approach

Customer-centricity is a key element underpinning our strategy to grow our business. The approach begins with developing a deep understanding of our customers’ needs, expectations and experiences. The approach is to take the entire bank to the customer and offer solutions that suit their life-stage and business needs both current and future. We plan to continue to focus on maximizing the total life-cycle value of the relationship with the customer. We leverage our branch network, digital channels, partnerships and presence across various ecosystems to grow our business.

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

Process decongestion and operating flexibility

Our strategy emphasizes decongestion of internal process to make customer onboarding and service delivery frictionless, thereby improving the customer experience. We have reduced the layers of management in our organization structure and empowered operating teams, to create flexibility and agility in capturing business opportunities while operating within the guardrails of compliance and risk. Simplifying our internal processes to better serve our customers and improve our operating efficiency is a key area of focus.

Leveraging technology and digital across businesses

Our technology strategy focuses on creating an enterprise architecture framework across digital platforms, data and analytics, micro services based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the key pillars of scalability, resilience and security, and creating positive customer experiences to enable sustainable profitable growth.

We extensively leverage data analytics for deeper insights into customer needs and behavior and create unique propositions for customer and market segments. We have taken a number of initiatives to offer a convenient and frictionless experience to customers by digitizing processes. We will continue to enhance our cyber security and invest in upgrading and strengthening the technology infrastructure to maintain a secure banking environment for customers.

Risk and compliance culture

The Bank recognizes the importance of establishing an effective framework and supporting processes so that all employees seek to exhibit desired behaviours aligned to the Risk and Compliance Culture Policy. The Bank aims to uphold a strong risk and compliance culture throughout the Bank. The Risk and Compliance Culture Policy establishes the risk and compliance culture guiding principles and the framework for implementation of the same. The Bank has identified five guiding principles for risk and compliance culture across the organization:

i)	Fair to Customer, Fair to Bank,

ii)	One Bank, One Team,

iii)	Return of Capital is Paramount,

iv)	Agile Risk Management, and

v)	Compliance with Conscience.

The effective implementation of the policy includes a governance framework with roles and responsibilities of the Board, Managing Director & Chief Executive Officer and Executive Directors and the Risk and Compliance Culture Council.

We are focused on the principles of “Return of Capital is Paramount” emphasizing the need to conserve capital as paramount, “One Bank, One Team” emphasizing the need to maximize our share of the target opportunity across all products and services, and the principle of “Fair to Customer, Fair to Bank” emphasizing the goal of delivering fair value to customers, while creating value for shareholders. The Bank-level profit before tax and excluding treasury is the key performance indicator for the Bank. We seek to sell products and offer services which meet societal needs and are in the interest of our customers. We focus on building a culture where every employee upholds this principle and serves customers with humility. We aim to be the trusted financial services provider of choice for our customers.

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

Our suite of products and services for retail customers includes savings, investment, credit and protection products, along with payment and transaction banking services. Our retail portfolio consists largely of secured lending, with growth based on proprietary data and analytics in addition to credit bureau checks. Our deposit franchise enables us to offer competitive pricing. We also leverage our existing customer database for sale of key retail asset products through cross-sell and up-sell. Our underwriting process involves a combination of key variables to assess the cash flow and repayment ability of the customer like income, leverage, customer profile, quality markers, credit bureau data and demographics. We utilize multiple data points including liability and asset relationships, transaction behavior and bureau behavior along with proprietary machine learning and statistical models for making credit decisions.

The following table sets forth, at the dates indicated, the breakdown of the Group’s gross retail finance portfolio.

	At March 31,
	2023		2024		2024	2024
	(Rs. in billions)				(% share)	(US$ in millions)
Home loans	Rs.	3,782.8	Rs.	4,264.1	59.7%	US$	51,165
Automobile loans		499.8		595.8	8.4		7,148
Commercial business loans(1)		278.6		316.8	4.4		3,802
Others(2)		151.9		234.5	3.3		2,813
Total secured retail finance portfolio		4,713.1		5,411.2	75.8		64,928
Personal loans		883.2		1,169.7	16.4		14,035
Credit card receivables		384.2		523.0	7.3		6,276
Others(3)		34.9		33.5	0.5		402
Total unsecured retail finance portfolio		1,302.3		1,726.2	24.2		20,713
Total retail finance portfolio	Rs.	6,015.4	Rs.	7,137.4	100%	US$	85,641

(1)	Includes commercial vehicles, construction equipment and health care equipments.

(2)	Includes two-wheeler loans, loan against securities and dealer financing.

(3)	Primarily includes dealer financing.

Home Loans

Our home loan portfolio includes loans for purchase and construction of homes and by mortgaging residential or commercial properties. We also offer instant top-up on home loans to existing home loan customers. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. The initial repayment term of home loans is 15 to 20 years with payments in the form of equal monthly installments. The credit process includes a cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined at the Bank.

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

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. The loan portfolio of ICICI Home Finance Company Limited increased by 29% from Rs. 171.5 billion at March 31, 2023 to Rs. 221.3 billion at March 31, 2024. ICICI Home Finance Company Limited raises funds through term loans from banks, bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. At March 31, 2024, ICICI Home Finance Company Limited had a branch network of 216 branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. ICICI Bank Canada held total residential mortgages amounting to CAD 3,607 million (Rs. 221.2 billion) at year-end fiscal 2024 as compared to CAD 3,741 million (Rs. 227.2 billion) at year-end fiscal 2023. This includes mortgages of CAD 2,184 million (Rs. 133.8 billion) at year-end fiscal 2024 as compared to CAD 2,336 million (Rs. 141.7 billion) at year-end fiscal 2023 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 1,383 million (Rs. 85.0 billion) at year-end fiscal 2024 as compared to CAD 1,353 million (Rs. 82.3 billion) at year-end fiscal 2023 and insured mortgages of CAD 40 million (Rs. 2.4 billion) at year-end fiscal 2024 as compared to CAD 52 million (Rs. 3.2 billion) at year-end fiscal 2023.

Automobile loans

We finance the purchase of new and used automobiles. Automobile loans are fixed rate products repayable in equated monthly installments. The interest rate is based on factors such as bureau score, customer relationship, car segment and tenure of loan, among others, for new automobiles and asset age car segment coupled with product variant like top-up or refinance, for used automobiles.

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equated monthly installments. Our commercial business customers include individuals to large fleet operators, contractors, hirers, as well as captive customers.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Personal loans and credit card receivables have fixed interest rates. We offer a range of instant personal loans and credit cards that are accessible entirely through our digital channels.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products and 360 degree solutions across life stages— minor, student, professionals, senior citizen—and to specific customer segments such as high net worth individuals, defense personnel, trusts, start-ups and business owners. We offer seamless account opening and activation through enhanced system-driven validations to our customers. We also offer corporate salary account and current account (i.e., checking accounts for businesses) to our large, medium and small enterprise customers. At year-end fiscal 2024, we had a debit card base of approximately 32 million cards compared to 33 million cards at year-end fiscal 2023. The decline was due to closure of dormant and inactive accounts during fiscal 2024.

Fee-Based Products and Services

Through our distribution network, we offer various products including Government of India savings bonds, sovereign gold bonds, insurance policies, mutual funds, bullion and public offerings of equity shares and debt securities by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards and commercial cards. We also offer foreign exchange products to retail customers including sale of currency notes and travel cards. We also facilitate retail inward remittances from foreign geographies.

As a depositary participant of the National Securities Depository Limited and Central Depository Services (India) Limited, we offer depositary services by opening “demat” accounts to settle securities transactions in a dematerialized mode. Further, we are one of the banks designated by the Reserve Bank of India for issuing approvals to non-resident Indians and overseas corporate bodies to trade in shares and convertible debentures on the Indian stock exchanges and operating their banking and custody accounts.

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, loans against gold jewellery along with personal loans, financing against warehouse receipts, farm equipment loans and affordable housing finance and auto and two-wheeler loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The rural banking portfolio of the Bank grew by 17.0% from Rs. 902.1 billion at year-end fiscal 2023 compared to Rs. 1,055.8 billion at year-end fiscal 2024.

The following table sets forth, at the dates indicated, the breakdown of the Bank’s gross rural finance portfolio.

	At March 31,
	2023		2024		2024	2024
	(in billion)				% share	(US$ in million)
Farmer finance[1]	Rs.	252.2	Rs.	288.2	27.3%	US$	3,458
Loans against jewellery		229.8		272.6	25.8		3,271
Rural business credit		231.5		284.1	26.9		3,409
Others[2]		188.6		210.9	20.0		2,530
Rural advances	Rs.	902.1	Rs.	1,055.8	100%	US$	12,668

1.	Includes kisan credit card
2.	Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding.

Our rural banking operations primarily focus on four main ecosystems identified in the rural market, which include farmers, dealers and micro-entrepreneurs.

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

The dealer ecosystem comprises dealers/distributors of farm equipment. The micro-lending space includes women from the lower-income strata of the population, non-government organizations and other institutions working at the grass-root level in the rural economy.

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

Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at year-end fiscal 2024, we had a network of 6,523 branches, of which 50.7% were in rural and semi-urban areas with 650 branches in villages that were previously unbanked. As at March 31, 2024, we had 4,676 ATMs and cash recycler machines in rural and semi-urban areas. See also, “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”. At year-end fiscal 2024, more than 9,900 customer service points were enabled through our business correspondent network.

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

Commercial Banking for Small and Medium Enterprises and Business Banking

Our business banking and small and medium enterprises customers include proprietorship firms, partnership firms and public/private limited companies. We offer a wide spectrum of banking products and solutions to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and robust monitoring. More than 90% of our business banking portfolio has collateral covering more than 100% of the outstanding value of the loan. The loans are generally secured by collateral in the form of property apart from a charge on current assets. Our small and medium enterprise portfolio consists of enterprises with a turnover of up to Rs. 2.5 billion. We offer digital solutions for on-boarding, payments and collections, lending and cross-border transactions. We focus on providing parameterized and programme-based lending for small and medium enterprises, which is granular, adequately-collateralized and regularly monitored. The loans are generally secured by collateral in the form of property apart from a charge on current assets. The small and medium enterprises portfolio of the Bank grew by 24.6% from Rs. 482.2 billion at year-end fiscal 2023 compared to Rs. 600.95 billion at year-end fiscal 2024. The business banking portfolio grew by 29.3% from Rs. 721.1 billion at year-end fiscal 2023 compared to Rs. 932.28 billion at year-end fiscal 2024.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms, tapping corporate ecosystems and ongoing efforts towards process decongestion.

Following the COVID-19 pandemic, we have provided financial assistance to clients based on various Government of India schemes, which includes providing moratorium on loan repayment and emergency credit lines to eligible small and medium enterprise customers. We had disbursed about Rs. 207.0 billion to our retail and micro, small and medium enterprises customers under the Government of India’s Emergency Credit Line Guarantee Scheme until year-end fiscal 2024.

Commercial Banking for Corporate Customers

Our product suite for corporate customers caters to all their needs including working capital and term loan products, transaction banking services, fee and commission-based products and services, deposits and foreign exchange and derivatives products across trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. We cater to the entire ecosystem of the corporate customer, also focusing on deepening the Bank’s relationship with employees and sponsors through a suite of retail products like salary, private and wealth banking, home loans, personal loans, vehicle loans, etc. Our corporate customer base includes top business houses, large private companies and public sector companies, financial institutions, banks, non-bank finance companies, private equity funds, real estate companies and capital market and custody participants. We have established relationships with multinational companies operating in India, and financial sponsors, including private equity funds and their investee companies. We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. The transaction banking services offered include account related services, payment and collection services, domestic and cross border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. In addition to leveraging our physical branch network, we have expanded our capabilities for providing transaction banking services to our customers from 226 locations at year-end fiscal 2023 to 261 locations at year-end fiscal 2024. Many of these expanded branch capabilities are in the factory/township premises of certain large conglomerates in the country.

Corporate Loan Portfolio

Our corporate loan portfolio consists of term loan products and working capital financing in the form of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. The domestic corporate portfolio of the Bank grew by 9.2% from Rs. 2,298.2 billion at year-end fiscal 2023 compared to Rs. 2,509.9 billion at year-end fiscal 2024. For further details on our loan portfolio, see “Selected Statistical Information—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

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

At year-end fiscal 2024, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for Global Depository Receipts (“GDR”) investors were Rs. 28,512.8 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Commercial Banking for International Customers

Our international franchise focuses on four strategic pillars, namely the (1) non-resident Indian ecosystem comprising deposits, remittances, investments and asset products; (2) multinational corporation ecosystem comprising foreign multinational companies investing in India, Indian companies present in overseas markets, and back-offices of multinational companies located in India; (3) trade ecosystem, comprising primarily India-linked trade transactions; and (4) funds ecosystem, to capture foreign investment flows into India. Further, our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk mitigation and granularity of business.

Many of the products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2024 were Rs. 679.8 billion and total advances were Rs. 334.5 billion compared to total assets of Rs. 731.9 billion and total advances were Rs. 341.1 billion at year-end fiscal 2023. The year-on-year decrease in our overseas branches loan portfolio was primarily due to decline in the India-linked trade finance portfolio. Our overseas branches are funded by bond issuances, bilateral/syndicated loans from banks, loans from export credit agencies, money market borrowings, deposits and refinance from banks. The overseas loan portfolio of ICICI Bank was 2.8% of the overall loan portfolio at year-end fiscal 2024. The corporate fund and non-fund outstanding, net of cash/bank/insurance backed lending, was US$ 3.1 billion at March 31, 2024. Out of US$ 3.1 billion, 91.2% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 5.7% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are our target customers for deposit and transaction banking franchise. The Bank will continue to pursue risk calibrated opportunities in this segment. Out of US$ 3.1 billion, 1.7% of the outstanding was to companies owned by non-resident Indians/person of Indian origins and 1.4% of the outstanding was to other non-India companies which is less than 0.1% of the total portfolio of the Bank. The non-India linked corporate portfolio reduced by 10.1% from about US$ 306 million year-on-year to US$ 275 million at March 31, 2024. See also, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail, business banking, corporate banking and treasury services. These subsidiaries provide services to their customers through branch banking and robust digital channels, including internet and mobile banking. Our subsidiary in the United Kingdom is primarily focused on India-linked business and towards meeting the banking needs of the Indian community in the United Kingdom and Germany. The core services include meeting local banking requirements, remittance services to India, and facilitating banking requirements in India. Our subsidiary in Canada originates residential mortgages, primarily insured and qualifying for insurance by either the Canadian federal government agency or insurance companies back-stopped by the Canadian federal government, and offers loans to both Canadian and US corporations as well as Indian corporations seeking to develop their business overseas.

At year-end fiscal 2024, ICICI Bank UK PLC had seven branches in the United Kingdom and a branch in Germany. At year-end fiscal 2024, the total assets of ICICI Bank UK PLC were US$ 2.2 billion. ICICI Bank UK PLC made a net profit of US$ 29 million during fiscal 2024, compared to US$ 13 million during fiscal 2023. At year-end fiscal 2024, loans and advances of ICICI Bank UK PLC were US$ 1.0 billion and investments were US$ 0.7 billion.

At year-end fiscal 2024, ICICI Bank Canada had nine branches and total assets of CAD 5.9 billion. ICICI Bank Canada earned a net profit of CAD 73 million in fiscal 2024 as compared to a net profit of CAD 46 million in fiscal 2023. At year-end fiscal 2024, net advances (net loans) of ICICI Bank Canada were CAD 5.2 billion and investments were CAD 0.5 billion.

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

Branch and ATM network and call centers

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, cash recycler machines and call centers. In addition, our digital channels and platforms have become increasingly important to our customers. See “Technology”. At year-end fiscal 2024, we had a network of 6,523 branches across several Indian states. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination. Our focus is to digitize maximum processes and other touch points for customer experience in order to enhance customer engagement time for solutions. Digital services kiosks are deployed in branches with higher number of customer visits. This allows customers to use banking services like deposit cheque, get quick account credit, update passbook, transfer funds instantly to ICICI and other bank customers and more than 60 fully digital other “Do-it-yourself” services, which help reduce customer wait time.

The following table sets forth the breakdown of the number of branches by area for the periods indicated.

	At March 31, 2023		At March 31, 2024
Branch by area(1)	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	1,709	29.0%	1,907	29.2%
Urban	1,160	19.7%	1,310	20.1%
Semi-urban	1,712	29.0%	1,838	28.2%
Rural	1,319	22.3%	1,468	22.5%
Total branches and extension counters	5,900	100.0%	6,523	100.0%

(1)	Classification of branches as per population census 2011.

At March 31, 2024, we had 17,190 ATMs and cash recycler machines across India. Our ATMs have additional value added services such as instant fund transfer, cardless cash withdrawal and update of mobile numbers for ICICI Bank customers.

Our phone banking is operational around the clock across multiple locations. Phone banking is equipped with interactive voice response systems, voice/email bot solution, voice biometric authentications, automatic call distribution, telephony integration and voice recorders. We also have a virtual relationship management platform, which provides superior and seamless connect that caters to the services and product needs of customers through human interface powered by artificial intelligence, which builds robust customer relationships. We seek to use the technology to provide an integrated view of customer information to the agents to get a complete overview of the customer’s relationship with us. We have implemented a customer relationship management solution for the automation of customer service requests in all key banking products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking as well as at a large number of branches.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2024, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18% of its domestic net demand and time liabilities by way of approved securities such as Government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio and net stable funding ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement for each ratio is 100%. The liquidity coverage ratio requirement is met by investment in high quality liquid assets, which are primarily in the form of government securities and better-rated corporate bonds. Our average liquidity coverage ratio for the three months ended March 31, 2024 was 122.84% on a standalone basis and was 120.71% on a consolidated basis. Both of these ratios were higher than the regulatory requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

Securities broking and investment banking

ICICI Securities Limited is a financial services company operating across capital market segments including retail and institutional equity, financial product distribution, private wealth management and investment banking. As at March 31, 2024, ICICI Securities Limited served 9.9 million customers. ICICI Securities Limited has an online securities broking platform. ICICI Securities Limited assists its customers like retail investors, corporates, financial institutions and high net worth individuals in meeting their financial goals by providing them with research, advisory and execution services. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority in the United States. ICICI Securities Inc. also has a branch office in Singapore that is registered with the Monetary Authority of Singapore, where it holds a capital markets services license for dealing in capital market products in Singapore.

The consolidated profit after tax of ICICI Securities Limited was Rs. 17.3 billion in fiscal 2024 as compared to Rs. 11.4 billion in fiscal 2023. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in 2018 following an offer for sale in an initial public offering of the company. Our share ownership in ICICI Securities Limited was 74.73% at March 31, 2024.

On June 29, 2023, the Board of Directors of the Bank and its broking subsidiary, ICICI Securities approved a scheme for delisting of equity shares of ICICI Securities, by issuing equity shares of the Bank to the public shareholders of ICICI Securities (in the swap ratio of 67:100), in lieu of cancellation of their equity shares in ICICI Securities, thereby making ICICI Securities a wholly-owned subsidiary of the Bank, under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021. Pursuant to receipt of requisite regulatory approvals and the order of the Hon'ble National Company Law Tribunals, meetings of the equity shareholders of the Bank and ICICI Securities were held on March 27, 2024, wherein the proposed scheme was approved by the requisite majority of shareholders. Certain shareholders of ICICI Securities have filed objections to the scheme and the scheme is currently pending for approval of the Hon'ble National Company Law Tribunals. Securities and Exchange Board of India has, through its letter dated June 6, 2024, issued administrative warning to the Bank and ICICI Securities on the outreach undertaken by the Bank regarding the scheme of arrangement. The Bank has complied with the requirements mentioned in the administrative warning and ICICI Securities is in the process of complying with the requirements mentioned in the administrative warning.

I-Process Services

I-Process Services (India) Private Limited (“iProcess”) has a service provider agreement only with the Bank to provide manpower-based support services across sales, marketing, data entry, operations and collection functions. At March 31, 2023, the Bank held 19.0% of the shareholding in iProcess. In February 2023, the Board of Directors of the Bank approved a proposal for making iProcess a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. During fiscal 2024, the Bank purchased remaining equity shares of iProcess and Consequently, iProcess became a wholly-owned subsidiary of the Bank effective March 22, 2024.

Primary dealership

Our subsidiary ICICI Securities Primary Dealership Limited is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities and interest rate derivatives. In addition to this, it also undertakes money market operations, underwriting, portfolio management services and placement of debt. ICICI Securities Primary Dealership Limited earned a net profit of Rs. 4.1 billion in fiscal 2024 compared to a net profit of Rs. 1.3 billion in fiscal 2023. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture is a diversified specialist alternative asset manager with a presence across private equity, venture capital, real estate, infrastructure and special situations. During fiscal 2024, the Company concluded the final closing of the fifth fund in its private equity vertical with aggregate capital commitments of about Rs. 28.8 billion, multiple closings including the first closing of the fourth fund in its real estate vertical with aggregate capital commitments of Rs. 7.51 billion and also launched fund raise for a new fund in its venture capital vertical. The Company ended fiscal 2024 with profit after tax of Rs. 110.3 million.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity and Prudential PLC owns 49.0%. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 6,026.4 billion during fiscal 2024. ICICI Prudential Asset Management Company earned a net profit of Rs. 18.2 billion during fiscal 2024 compared to a net profit of Rs. 15.1 billion during fiscal 2023.

Insurance

We provide a wide range of insurance products and services through our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.. Both ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are listed on relevant Indian stock exchanges.

ICICI Prudential Life Insurance Company Limited has a wholly owned subsidiary, ICICI Prudential Pension Funds Management Company Limited, which distributes products under the National Pension System and is a registered pension fund manager.

At March 31, 2024, our share ownership in ICICI Prudential Life Insurance Company Limited was 51.20% at March 31, 2024 and Prudential Corporation Holdings Limited shareholding was 22.04%.

ICICI Prudential Life Insurance Company Limited had assets under management greater than Rs. 2.9 trillion at March 31, 2024 and had a market share of 6.6% on retail-weighted received premium basis in fiscal 2024 based on data published by the Life Insurance Council. The market share within the private sector was 9.8% in fiscal 2024. The total premium increased by 8.3% from Rs. 399.3 billion in fiscal 2023 to Rs. 432.4 billion in fiscal 2024. Within product segments, for fiscal 2024, there was an increase in the contribution of linked savings and annuity products to the business of our life insurance subsidiary. The value of new business, which is a key profitability metric which measures the present value of future profits from the new business written during the period, of ICICI Prudential Life Insurance Company Limited was Rs. 22.27 billion in fiscal 2024 compared to Rs. 27.7 billion in fiscal 2023. With an annualised premium equivalent of Rs. 90.46 billion for the value of new business margin, which is the ratio of value of new business to annualized premium equivalent, for the same period was 24.6% compared to annualized premium equivalent of Rs. 86.4 billion and value of new business margin of 32.0% in fiscal 2023. The lower margin was primarily due to the shift in underlying product mix towards unit linked savings and participating products from non-participating products, decline in group term business and higher expense ratio for fiscal 2024. The profit after tax of ICICI Prudential Life Insurance Company Limited was Rs. 8.51 billion in fiscal 2024 as compared to Rs. 8.11 billion in fiscal 2023, a year-on-year growth of 4.9%.

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

ICICI Lombard General Insurance Company Limited’s gross direct premium income was Rs. 247.8 billion in fiscal 2024 as compared to Rs. 210.3 billion in fiscal 2023. During fiscal 2024, ICICI Lombard General Insurance Company Limited was ranked second largest general insurance company in the country with a market share of 8.6% based on gross direct premium as per the data published by the Insurance Regulatory and Development Authority of India. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 19.2 billion in fiscal 2024 as compared to a net profit of Rs. 17.3 billion in fiscal 2023.

In May 2023, the Board of the Bank approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to receipt of necessary regulatory approvals. The Bank received regulatory approval and has issued letters of comfort in favour of IRDAI, on behalf of ICICI Lombard General Insurance Company Limited wherein it has given an undertaking to infuse capital, if required by ICICI Lombard in proportion to its shareholding in ICICI Lombard, to meet the minimum regulatory solvency requirement. During fiscal 2024, through the stock exchange mechanism, the Bank acquired additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding of more than 50.0%. Consequently, ICICI Lombard General Insurance Company ceased to be an affiliate and became a subsidiary of the Bank effective February 29, 2024.

The IRDAI issued regulations on registration of corporate agents for the sale of insurance products. As per the regulations, a corporate agent can partner/tie-up with upto nine insurance companies each in life, non-life and health insurance sectors for the distribution of insurance products. We have entered into an agreement with our insurance subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, and operate as a corporate agent for these companies and distribute general insurance and selective life insurance products through our branches, phone banking and digital channels and earn commissions from these subsidiaries.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The responsibilities of the Credit Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology Strategy Committee: The responsibilities of the Committee are to approve information technology strategy and policy documents, ensure alignment of information technology strategy with business strategy, review performance with reference to information technology & information security key risk indicators including periodic review of such risk indicators, ensure proper balance of information technology investments for sustaining the Bank's growth, oversee the aggregate funding of information technology at Bank level, ascertain if management has resources to ensure the proper management of information technology risks, review contribution of information technology to business, oversee the activities of the Digital Council, review technology from a future readiness perspective, oversee key projects progress and critical information technology systems performance including review of information technology capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review of special information technology initiatives, review cyber risk, consider the RBI inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and review the compliance of various actionables items arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within the technology and information security function to ensure effective and efficient deliveries. The digital council is an internal forum to measure the Bank’s performance against the digital adoption targets set by the Government of India’s Ministry of Electronics and Information Technology. Key digital initiatives taken up by the Bank are discussed in this forum, along with measures to enhance performance.

•	Risk Committee: The responsibilities of the Committee are to review the Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve Broker Empanelment Policy and any amendments thereto. The Committee is also responsible for setting limits on any industry or country; reviewing the Enterprise Risk Management framework, Risk Appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; and reviewing of the status of compliance with the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee also carries out cyber security risk assessment.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk, cyber security risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Assets and Liabilities Operations Group, Treasury and Securities Services Group, Treasury Monitoring and Reporting Group and the Operations Group monitor operational adherence to regulations, policies, terms of limit approved and other internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group, Credit Monitoring Group, Model Validation Group, Technology Risk Group and Information Security Group. The Risk Management Group reports to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to the Executive Director. Treasury and Securities Services Group and Assets and Liabilities Operations Group are part of Operations Group and Operations Group report to the Executive Director. These groups are independent of the business units.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any contract, principally the failure to make required payments of amounts due to us. In its lending operations, the Bank is principally exposed to credit risk.

Credit risk is governed by the Credit and Recovery Policy (“Credit Policy”) approved by the Board of Directors. The Credit Policy outlines the type of products that can be offered, customer categories and the credit approval process, credit administration, credit limits and other relevant matters.

The Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for retail borrowers. The Bank has a structured and standardized credit approval process, which includes a well-established procedure of credit appraisal.

The Bank has established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk, which includes the following measures:

•	limits for group and borrower exposures based on rating and track record;

•	rating-based limits with respect to incremental asset origination in the corporate portfolio;

•	portfolio limit for buyout and securitization;

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required; and

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

The Credit Committee of the Board reviews the portfolio and large exposure groups. The Bank has a dedicated group, namely the Financial Crime Prevention Group, for overseeing and handling the fraud prevention, detection, investigation, monitoring and awareness creation activities.

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

The Credit Risk Management Group rates proposals, carries out industry analysis (through a centralized industry team), tracks the quality of the credit portfolio with regular rating reviews and reports periodically to the Credit Committee and the Risk Committee. The Bank also has a credit monitoring group, which monitors individual accounts jointly with the business and Risk Management Group on a regular basis including stock statements, bank statements and stock audit reports. For non-retail exposures, the Assets and Liabilities Operations Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Based on rating and tracking of the borrower and group, limits on incremental exposures have also been put in place. Limits on countries and bank counterparties have also been stipulated.

The Bank has an established credit analysis procedure leading to appropriate identification of credit risk both at the individual borrower and the portfolio level. Appropriate appraisal and credit rating methodologies have been established for various types of products and businesses. The methodology involves assessment of quantitative and qualitative parameters. For example, for any large corporate borrower, the rating methodology entails a comprehensive evaluation of the industry, borrower’s business position in the industry (benchmarking), financial position and projections, quality of management, impact of projects being undertaken by the borrower and structure of the transaction.

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

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

The Bank carries out evaluation of technical and financial viability of the project and the sponsor’s financial strength. This analysis helps the Bank identify, allocate and mitigate risks in project financing.

Assessment of Corporate Finance Exposures (Term loans/fixed maturity loans)

As part of the corporate loan approval procedures, the Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements, and acquisition finance. The Bank’s funding of long-term requirements is assessed on the basis of detailed review of the underlying transaction and an analysis of cash flows.

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

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, leverage, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes of borrowers whenever required by the applicable policy. The Bank also draws upon a centralized database on delinquent loans and reports from the credit bureaus to review the borrower’s profile. Except for personal loans and credit cards, the Bank generally requires a contribution from the borrower and its loans are secured by the asset financed. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the valuations. For certain products, the Bank has implemented a credit-scoring, which forms one of the criteria for loan evaluation.

As part of digital credit lending, the Bank offers retail asset products to bank customers through digital channels. As part of its strategy, the Bank uses multiple credit filters to segment customers and to mitigate risk. The portfolio build-up strategy is based on utilizing the pre-approved customer database for origination of key retail asset products wherein major incremental origination is from existing liability customer relationships.

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

Assessment Procedures for Small and Medium Enterprises Loans

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

The Bank has various programs for lending to business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria. Exposure of up to Rs 30.0 million can be sanctioned in the digital platform provided they meet the credit and collateral norms prescribed by the program. A new workflow platform “Unicore” has been introduced for sanction of exposure upto Rs 100.0 million.

For large ticket size loans (maximum up to Rs. 750 million), an in-house developed statistical scoring model is being used to assess a majority of cases in the small and medium enterprise and mid-corporate segment. The underwriting process integrates various digital tools like bank statement analyzer, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis. A detailed appraisal is performed based on the financial as well as non-financial parameters to assess the creditworthiness of the enterprise in all the cases.

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

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher exposure balances and/or lower credit ratings. For corporate, business banking, the Asset and Liabilities Operations Group verifies adherence to the terms of the credit approval prior to disbursement/limit set up.

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

The Market Risk Management Group is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Treasury Monitoring and Reporting Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk in the banking book is measured through the use of re-pricing gap/duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

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

The Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest. We accept deposits for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. Our borrowings are usually for a fixed period, with certain borrowings qualifying as capital instruments having European call options attached to them, exercisable by us only on specified dates, subject to regulatory approvals. On the asset side, we have a mix of floating and fixed interest rate assets. Our term loans are generally repaid gradually, with principal repayments being made over the life of the loan.

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

The Bank has transitioned all its LIBOR-linked contracts to alternate rates.

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

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2024, we had a total equity investment portfolio (excluding investment in affiliates) of Rs. 270.5 billion, primarily comprising Rs. 67.4 billion of investments by the Bank and Rs. 193.2 billion of investments by our insurance subsidiary. The Bank also acquires equity investments from loan conversion and also investment in unlisted equity which are long-term in nature. We also invest in alternate investment funds/ venture capital funds, primarily those managed by our subsidiary ICICI Venture. These funds primarily invest in equity and equity linked and non-convertible instruments. Our investments in these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. For further information on our trading and available-for-sale investments, see also “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through position limits, value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. The portfolio includes investments in listed equities, equity mutual funds and infrastructure and real estate investment trusts, as well as application money paid for new offerings of such investments. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon, see “—Selected Statistical Information”.

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

Derivative Instruments Risk

The Bank offers various derivative products, including forwards, options, swaps and combinations thereof in foreign exchange and interest rates to clients for their risk management purposes. Profits or losses on account of market movements on these transactions are borne by the clients. For the transactions, which are not covered in the interbank market, the Bank runs open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

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

Liquidity Risk

The Bank manages liquidity risk in accordance with our Asset Liability Management Policy. This policy is based on applicable regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Risk Committee of the Board has oversight of the Asset Liability Management Committee.

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

The sources of liquidity, levels of liquid assets, Liquidity Coverage Ratio (LCR), Net Stable Funding Ratio (NSFR) are set out in “Operating and Financial Review and Prospects—Market Risk—Liquidity Risk”.

We have a Board approved liquidity stress-testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. During fiscal 2024, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom has access to diverse sources of liquidity to allow for flexibility in meeting its funding requirements. In line with local regulatory requirements, ICICI Bank UK has an Internal Liquidity Adequacy Assessment Process document, which is approved by its Board of Directors. The Internal Liquidity Adequacy Assessment Process outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK, at least on monthly basis. ICICI Bank UK has complied with these requirements throughout fiscal 2024. It maintained a liquidity coverage ratio above the stipulated level of 100.0% during fiscal 2024 and complied with Pillar 2 liquidity requirements, as stipulated by the Prudential Regulation Authority.

In Canada, the liquidity coverage ratio guidelines from the Office of the Superintendent of Financial Institutions expect banks to ensure that the value of the liquidity coverage ratio be no lower than 100.0%, in the absence of financial stress. At March 31, 2024, ICICI Bank Canada maintained a liquidity coverage ratio above the regulatory minimum of 100%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These limits are monitored by the Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these guidelines throughout fiscal 2024.

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

Considering the increasing importance of operational risk, we are strengthening our operational risk framework through identification of material processes, institutionalizing the process of in-depth analysis of operational risk incidents and creating a feedback loop of learnings to improve the processes.

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

Operational Controls and Procedures for Information Technology

The Bank has a governance framework for information technology and security with oversight by the Information Technology Strategy Committee which is a Board-level committee chaired by an independent director. The security strategy at the Bank is based on the principle of defense in depth and the information technology risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security, information technology risk management and financial crime prevention, which are independent of the business units. In striving to provide high availability and continuity of services to its customers, including high availability of customer facing information technology systems, the Bank has a Business Continuity Management and Disaster Recovery Policy for timely recovery of its information technology systems in the event of any disaster or contingency.

To monitor its systems, the Bank has an information technology Command Center (which includes Network Operation Center). This is supported by the resilience in the design and redundancy at every layer in the Bank’s information technology infrastructure (servers, storage and network). The Bank has processes for change management, identity management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at remote location(s), which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed when introducing new applications.

The Bank continuously reviews and takes measures to enhance its information technology resilience in terms of application architecture, network and infrastructure.

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

Information Technology Risk

Information Technology risk refers to potential negative outcomes that may arise from the use of information technology systems and processes. Information technology risk includes the risk of business disruption and the risk of data breach.

The management of information technology risk is governed by the information technology risk management policy which is an annexure to the Board approved operational risk management policy. The information technology risk management policy is applicable across the Bank including the overseas branches, ensuring a clear accountability and responsibility for the management and mitigation of information technology risk, developing a common understanding of the key information technology processes and facilitating the information technology group to improve internal controls in information technology operations. The Board has constituted an information technology strategy Committee for reviewing risks associated with the various technology solutions of the Bank.

The key elements in the information technology risk management process are developing policies and frameworks in various areas of information technology operations for risk identification and assessment, risk measurement, risk monitoring and risk mitigation.

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

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer/Anti-Money Laundering/Combating of Financing of Terrorism controls in accordance with the provisions under the Prevention of Money Laundering Act, 2002, rules promulgated thereunder and directions issued by the regulators from time to time.

Implementation of these controls includes the formulation of a Group Anti-Money Laundering Policy which establishes the standards of Anti-Money Laundering/Combating of Financing of Terrorism compliance and is applicable to all activities of the Bank including its Strategic Business Units in India, overseas branches and banking & non-banking subsidiaries; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a wholetime director to ensure overall compliance with the obligation under PMLA, appointment of a senior level officer as the Principal Officer who has the day-to-day responsibility for implementation of the Anti-Money Laundering framework; implementation of adequate Know Your Customer procedures, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and create customer awareness on this subject. With an objective to identify, assess and understand the money laundering and terrorist financing risks faced and adopt effective risk mitigation measures following the risk based approach, the Bank has formulated a Money Laundering/Terrorists Financing Risk Assessment Framework.

See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.” See also “Legal and Regulatory Proceedings.” See also “Supervision and Regulation—Regulations Relating to Know Your Customer and Anti-Money Laundering.”

Cyber Security

Risk Management and Strategy

The Bank has taken a comprehensive approach to cyber security and implemented policies, standards, and guidelines in designing its overall risk management systems and processes to address security against cyber threats. The triad of confidentiality, integrity and availability is at the center of our comprehensive information security framework, which covers all material aspects of prevention, detection and response to cyber security incidents and threats. Keeping customer priorities in mind, the Bank follows a defense-in-depth approach in implementing the cyber security solutions. The Bank also emphasizes customer protection by implementing adaptive authentication and awareness initiatives. The Bank has been enabling customers to easily configure control parameters related to their bank cards such as limits, international access, and other parameters on a self-service and real-time basis from the Bank’s internet and mobile platforms. This enables customers to protect their cards from misuse. The Bank has devised multiple key risk indicators and dashboards to review system stability, continuity and availability and network uptime of the critical customer impacting systems. The Bank also has a comprehensive Security Awareness Program to enhance the level of cyber security awareness among our customers and employees. The Bank regularly hosts campaigns to enhance awareness among customers on cyber security when banking through digital channels.

The Bank has formulated robust security standards, processes, and protocols which it proactively reviews and enhances against the backdrop of any new change in the cyber security landscape. The Bank has adopted a comprehensive, structured, and robust information security policy, cyber security policy, and cyber crisis management plan to ensure adequate security of its data assets on a continuous basis in compliance with regulatory guidelines and other statutory guidelines as applicable. These policies have been designed using several standards and regulations as a reference, including the Reserve Bank of India cyber security framework, NCIIPC Guidelines for Protection, FFIEC Cyber security Assessment Tool, the Securities and Exchange Board of India cyber security and resilience framework for Stockbrokers/Depository participants, IRDA Guidelines on information and cyber security for Insurers, Unusual cyber security incidents framework. The Bank has also incorporated industry best practices such as the National Institute of Standards and Technology and the regulatory requirements of some other jurisdictions in which the Bank operates. Furthermore, periodic internal and external audits are undertaken and inputs from these assessments are incorporated. The Bank’s information security and cyber security policies are reviewed and approved annually by its board.

The Bank has a 24x7 security operation centre for the monitoring and surveillance of information technology systems. The Bank’s data centre and security operation center is ISO 27001 certified, and it has deployed a data leakage/loss prevention system with data protection mechanisms for sensitive data exposure from the Bank’s endpoints, emails, and web gateways. The Bank periodically conducts cyber maturity assessments with assistance from external experts to comprehensively assess the Bank’s cyber security posture and further enhancement.

In view of rapid digitization and growing cyber threats, it is critical to respond quickly and effectively when security incidents occur. For incident response, the Bank has a dedicated cyber security incident response team that follows our incident response plan to respond to security incidents. The incident response process covers preparation, prevention, detection and escalation, containment, investigation, eradication, recovery, and post-incident analysis.

The Bank conducts and participates in several cyber security attack simulation drills such as spear phishing drills on employees, Distributed Denial of Service attack drills for Internet Service Providers, social engineering-based attacks on data center staff to gain physical access etc. Business continuity and recovery drills are periodically conducted to assess the Bank’s ability and readiness to combat disasters, to ensure continuity of critical business processes at an acceptable level and limit the impact of the disaster on people, processes, and infrastructure. The Bank also conducts periodic tabletop exercises to assess its preparedness in case of a cyber incident, coordination and communication with stakeholders.

During fiscal 2024, the Bank did not identify any cyber security threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

Governance

The Bank has an information and cyber security governance framework specifying the leadership, organizational structure, and processes to manage cyber security threats. The Bank’s cyber security governance encompasses management oversight at various levels with the ultimate responsibility assumed by its Board of Directors. The information technology Strategy Committee of the board is responsible for ensuring that management has processes in place designed to identify and evaluate cyber security risks to which the Bank is exposed to and implement processes and programs to manage cyber security risks and mitigate cyber security incidents. The Bank has established a dedicated information security group team under the chief information security officer, which is responsible for the Bank’s daily cyber/information risk management, including managing dedicated cyber security teams in specialized areas such as the cyber security incident response team. Chief information security officer and leadership of the information security group team provides quarterly updates to the information technology Strategy Committee on the various key risk indicators associated with cyber security threats, cyber security programs and incidents summary. The Bank’s chief information security officer has more than 25 years of rich experience in the technology domain of the banking industry and has worked across technology domains of treasury, retail banking, finance, securities markets, internet and mobile platforms, call center as well as branch operations, and technology back-office operations. Chief information security officer has managed the technology governance & compliance function involving close interactions with the regulators. Furthermore, the Bank believes that members of its information security group team possess appropriate cyber security experience and skills necessary to perform their responsibilities. The information security group team is further provided, with periodic security trainings, workshops, and seminars to enhance the knowledge and ensure upskilling.

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

The audit of overseas banking subsidiaries and domestic non-banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries/or by the internal audit team of the Bank. These audit teams functionally report to the Audit Committees of the respective subsidiary and to the Internal Audit Group of the Bank. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of internal auditors in India.

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

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by our Legal Group providing/reviewing legal documentation and advising on legal risks for our transactions, products and services. See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “—Legal and Regulatory Proceedings”.

Risk Management Framework for International Operations

We have adopted a risk management framework for our international banking operations, including overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit. Under the framework, the Bank’s credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board of Directors or the committees designated by the Board of Directors. The overseas branches are governed by the overall bank-wide policies. In addition, there are also branch level policies, frameworks, limits structure as appropriate Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank as per the risk management framework.

The Compliance Group oversees regulatory compliance at the overseas branches, its International Financial Services Centre Banking Unit and Offshore Banking Unit. Compliance risk assessment along with the key risk indicators pertaining to our domestic and overseas branches are presented to the Risk Committee of our Board of Directors on a periodic basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control mechanisms.

Risk Management in Certain Subsidiaries

ICICI Bank UK PLC

ICICI Bank UK PLC is exposed to key risks including credit, market, liquidity, operational, outsourcing, compliance, and reputation risks.

The Board of Directors is responsible for oversight and control of the functioning of ICICI Bank UK PLC, approving major policies including the risk management framework and risk appetite framework. The Bank has implemented Board-approved Internal Capital Adequacy Assessment and Internal Liquidity Adequacy Assessment processes in compliance with regulatory requirements, maintaining adequate capital and liquidity buffers.

Various Executive Committees provide day-to-day oversight on key risks, with periodic monitoring at both Executive and Board/Board Committee levels. All business activities are conducted within the approved risk appetite and policy framework.

ICICI Bank Canada

ICICI Bank Canada faces risks such as credit, market, operational, structural interest rate, liquidity, compliance, and reputation risks. The Bank has developed an Enterprise Risk Management Framework to identify, measure, and monitor these risks effectively.

The Board of Directors has oversight on all risks and has established committees with specific mandates for oversight over the various risks.

The Risk Committee of the Board has delegated the operational responsibility for credit risk, market risk and operational risk management to the Management Credit Committee, Asset Liability Committee and Non-Financial Risk Committee respectively within the broad parameters and limits laid down in the Enterprise Risk Management Framework and its various annexures (namely, Corporate and Commercial Credit and Recovery Policy, Retail Credit Recovery Policy, Residential Mortgage Underwriting Policy, Market Risk Management Policy, Liquidity Management Policy and Operational Risk Management Policy).

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

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its supporting committees. The Board, on the recommendation of the Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational (including legal, compliance, outsourcing, customer dissonance, business continuity, information and cyber security) risks. The Board periodically reviews the potential impact of strategic risks such as changes in macro-economic factors, government policies, regulatory environment and tax regime on the business plan of the ICICI Prudential Life Insurance Company.

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

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company Limited is principally exposed to risks arising out of the nature of business underwritten, credit and market risk on its total investment assets as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance Company seeks to diversify its insurance business across product classes, industry sectors and geographical regions with focus on achieving a balance between the corporate and retail business mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance Company has a risk retention and reinsurance policy. ICICI Lombard General Insurance Company also has the ability to limit its risk exposure by way of re-insurance and co-insurance arrangements.

Investments of the ICICI Lombard General Insurance Company Limited are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India.

ICICI Lombard General Insurance Company Limited also has various subcommittees to monitor risks and associated mitigations related to environmental social and governance risks, product management risks, operational risks, market risks, outsourcing risks and other core risks. ICICI Lombard General Insurance Company Limited continues to closely watch the evolving situation for appropriate risk mitigation and management.

Loan Portfolio

Our gross loan portfolio increased by 15.6% from Rs. 11,095.0 billion at year-end fiscal 2023 to Rs. 12,830.5 billion at year-end fiscal 2024. At year-end fiscal 2024, 91.0% of our gross loans were rupee loans. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

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

Additionally, in some cases, we may take further security on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. We also accept post-dated checks or cash (by way of term deposits of the Bank duly lien marked in our favor) as additional comfort for the facilities provided to various entities. The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. In the case of lending under consortium banking arrangement, a valuation report is obtained as per the timelines stipulated by the lead bank. The Bank is generally entitled, by the terms of security documents, to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement. As per the credit policy of the Bank, we comply with the extant regulatory guidelines with respect to collateral valuation in the case of non-performing accounts.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate quasi-criminal proceedings against the issuer of the checks. We are also adopting online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute resolution mechanism and its continuing usage will be subject to changes in law or court decisions.

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

The Reserve Bank of India’s Master Direction – Interest Rate mandates banks to link all new floating rate personal or retail loans (e.g., housing loans or auto loans) and floating rate loans to micro, small and medium enterprises extended by banks to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. For borrowers other than retail and micro, small and medium enterprises, the Bank has the option to offer floating rate loans linked to external benchmark or marginal cost of funds based lending rate. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India repo rate.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, joint ventures and consolidated entities at year-end fiscal 2024.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs.	1,054	Rs.	2,484	Rs.	3,081

ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%		26,290		18,521		358,463

ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		37,612		28,828		35,541

ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		16		20		23

ICICI Securities Limited(4)	March 1995	Securities broking & Merchant Banking	74.73%		50,498		38,927		255,876

ICICI International Limited	January 1996	Asset management	100.00%		52		131		147

ICICI Trusteeship Services Limited	April 1999	Trusteeship Services	100.00%		2		10		10

ICICI Home Finance Company Limited(4)	May 1999	Housing Finance	100.00%		26,483		33,882		238,887

ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%		145		129		196

ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%		1		132		133

ICICI Securities Inc.(4)(5)	June 2000	Securities Broking	100.00%		230		397		473

ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	51.20%		913,741		110,086(6)		2,989,998

ICICI Lombard General Insurance Company Limited(7)	October 2000	General insurance	51.27%		308,683		129,500(6)		633,083

ICICI Bank UK PLC	February 2003	Banking	100.00%		11,840		28,147		183,763

ICICI Bank Canada	September 2003	Banking	100.00%		19,330		28,044		361,002

ICICI Prudential Pension Funds Management Company Limited(8)	April 2009	Pension fund management and Points of Presence	100.00%		217		560		616

I-Process Services (India) Private Limited(9)	April 2005	Services related to back end operations	100.00%		11,175		620		1,781

ICICI Strategic Investments Fund(10)	February 2003	Venture capital fund	100.00%	Rs.	9	Rs.	130	Rs.	159

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds), share application money and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities Limited.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(7)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective February 29, 2024.

(8)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

(9)	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective March 20, 2024 and subsequently became a wholly-owned subsidiary of the Bank effective March 22, 2024.

(10)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

The following table sets forth certain information on our affiliates whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2024.

Name(1)	Year of formation	Activity	Ownership interest	Total income(2)		Net worth(3)		Total assets(4)
				(in millions, except percentages)
NIIT Institute of Finance, Banking and Insurance Training Limited	June 2006	Education and training in banking, finance and insurance	18.79%	Rs.	580	Rs.	219	Rs.	409

ICICI Merchant Services Private Limited	July 2009	Merchant acquiring and servicing	19.01%		5,938		7,466		9,918

India Infradebt Limited	October 2012	Infrastructure re-finance	42.33%		20,313		32,300		229,817

India Advantage Fund-III	June 2005	Venture capital fund	24.10%		275		629		912

India Advantage Fund-IV	August 2005	Venture capital fund	47.14%		183		572		579

Arteria Technologies Private Limited	February 2007	Software company	19.98%	Rs.	444	Rs.	422	Rs.	684

(1)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(2)	Total income represents gross income from operations and other income of the entity.

(3)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(4)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

At year-end fiscal 2024, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada; and

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities Limited’s financial statements.

Technology

Technology organization

Dedicated technology teams are responsible for the implementation and support of technology platforms and solutions used across various business functions. There are specific technology verticals which are focused towards specialized technology functions such as core, data and intelligence, customer engagement, employee engagement and federation. The technology infrastructure team is responsible for facilitating the technology infrastructure across data centers, networks and cloud infrastructure. The Technology Management Group is a team which is responsible for the technology strategy of the Bank including implementation of enterprise architecture. Our startup engagement and investment team seeks to leverage innovation in the startup and technology ecosystem.

In fiscal 2024, we continued to invested in key technology solutions which provide us with a competitive edge across business and operational capabilities. From a business perspective, the priorities driving our technology focus include improving customers’ digital experiences across various touch points and enabling sales and cross-selling of products and services with data serving as the foundation for informed decision-making leading to the creation of comprehensive value propositions for customers. We are constantly upgrading and strengthening our technology infrastructure with a goal to maintain a secure, stable and resilient infrastructure and improve operational efficiency. Business process optimisation is occurring through adoption of intelligent automation platforms including robotic processes and Optical Character Recognition capabilities which has enabled efficiency across business and operational functions. These have brought about faster turnaround time as well as enabling increased capacity for handling transaction volumes and customer requirements. As part of our technology strategy, we focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services-based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the founding pillars of scalability, resilience and security, and creating delightful and digitally native customer experiences to enable sustainable profitable growth. The key priorities that dominate our technology requirements include our technology platforms, embedded banking, cloud adoption and data platforms and analytics.

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

Digital platforms and journeys for retail customers

Our retail internet banking platform and the iMobile Pay (mobile app) are designed to meet the overall needs of our customers. Our retail internet banking interface offers adaptable features, while iMobile Pay's open architecture ensures seamless payments via the unified payments interface. Security is paramount and is ensured through advanced encryption and multi-factor authentication methods.

The iMobile Pay prioritizes accessibility with a user-friendly interface for easy navigation and access to over 400 services including account management, fund transfers, bill payments, and investments. Additions to iMobile Pay encompass the launch of ‘My Investment Portfolio’, featuring a dedicated section offering ICICI Bank customers a unified view of their investments. Furthermore, the introduction of iFinance (powered by account aggregator) presents a comprehensive solution, accessible to all users across ICICI Bank's digital platforms, enabling a consolidated view of all bank accounts in a single location. Our retail internet banking platform and iMobile Pay offer instant approvals and disbursements for home loans, car loans, personal loans and credit cards. Digitized loan processing enables instant disbursement for pre-approved customers. Video KYC empowers retail customers to complete the ‘Know Your Customer’ process via video interaction within minutes and is available for 22 products, including re-KYC. ICICI Bank’s mobile app strategy aims to deliver a convenient, secure and personalized banking experience.

iLens, ICICI Bank’s lending solution, is an integrated loan processing platform for retail loans. It is an end-to-end digital lending platform covering the entire loan life cycle, starting from onboarding to disbursement with the objective of providing superior transaction experience and enhanced operational efficiency. During fiscal 2024, in addition to mortgage loans, personal loans and education loans were added on the iLens platform. This is expected to further enable us to provide enhanced customer experience and increase our ability to capture the entire customer ecosystem in a simplified, frictionless and digital manner, thereby creating value for the customers and the Bank.

Digital payments and partnerships

We have continued to strengthen our efforts in creating a seamless digital journey with user-friendly experiences. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience.

FASTag is an electronic toll collection system in India operated by the National Highways Authority of India through prepaid radio frequency identification tags. We are one of the leading banks in electronic toll collection on highways through FASTag. We have not only pioneered the usage of FASTag for toll payments at various national and state highway but also expanded the usage of FASTag for parking payments at airports, malls, hospitals and tech parks across the country. ICICI Bank Fastag's auto-recharge feature ensures seamless toll payments by topping up the prepaid account automatically when the balance is low, facilitating hassle-free commuting.

We have partnerships such as with Amazon Pay, a leading global ecommerce company, and MakeMyTrip, a leading Indian online travel portal, Emirates Skywards and others to offer co-branded credit cards. We offer these credit cards to both our customers as well as non-ICICI Bank account holders. Amazon Pay credit cards continued to see healthy traction with over 4.9 million Amazon Pay credit cards issued as of year-end fiscal 2024. We aim to provide comprehensive solutions to the new-to-bank customers that have been acquired through Amazon Pay credit cards. The growth in credit card transactions was driven by higher activation rate and effective portfolio management, facilitated by digital customers onboarding processes.

Digital platforms and solutions for rural customers

We use imagery from observation satellites to measure an array of parameters related to the land, irrigation and crop patterns which is used in combination with demographic and financial parameters to make expeditious lending decisions for farmers. This has helped in reducing the time for credit assessment.

Technology in debt service management

Our Debt Servicing practice has been built on the core of leveraging on technology and advanced data analytics that enables us to reach Right Customer at the Right Time using non-intrusive channel at an optimal cost. We collect over 40% of our early defaults through Machine Learning Technology based risk models using contactless channel i.e. interactive voice bot, intelligent Interactive Voice Response and Short Messaging Service in more than 13 languages. We have been using various digital payment solution that helps in collecting over 90% of payments digitally. For our Rural portfolio we use satellite based images and data algorithms of crop growth to enhance the collection efficiencies and productivity.

Digital platforms and journeys for business banking customers, small and medium enterprise customers, merchant ecosystem and ecommerce ecosystem

Our digital platform, InstaBIZ, is a one-stop solution for all banking needs catering to small and medium enterprises, individuals, proprietors and merchants. We have seen an increase in the engagement level of customers on the InstaBIZ app. In line with evolving trends of shift towards open architecture, the InstaBIZ app is interoperable and is available to both ICICI Bank customers and non-ICICI Bank customers for multiple solutions. Any customer can now open current account instantly through Know Your Customer Video (video KYC) in a seamless, paperless manner. Through ‘InstaOD Plus’, customers of any bank can avail an overdraft up to Rs. 2.5 million instantly. Our customers can activate the overdraft facility into their current account instantly, while customers of other banks can do so after opening of a current account with us digitally. InstaBIZ offers the most comprehensive solutions specifically designed for merchants and retailers through a dedicated section for merchants, ‘Merchant View’. Through the ‘iFinance’ feature, customers can link their accounts at any bank to InstaBiz and view their account balance and statements in a single place. Customers can experience round-the-clock trade solutions on InstaBIZ for all the export-import requirements. InstaBIZ has solutions for all the business banking needs eliminating the need to manage different platforms for customers.

Our Trade Online platform allows customers to perform most of their trade finance and foreign exchange transactions, such as regularization of bill of entry and export bills, accessing letters of credit and fixed deposit backed bank guarantees, accessing export credit, and facilitating import and export bill collections digitally. With a view to meet the working capital requirements of exporters, we have launched Insta Export Packing Credit, a digital solution, which offers instant export finance to customers. In fiscal 2024, the Bank enhanced its bank guarantee offering by introducing Smart BG Assist. This makes the bank guarantee text creation process seamless by empowering the customers with a do-it-yourself experience, providing real-time feedback.

Our APIs for trade finance, a solution that establishes a direct communication channel by linking the customer’s enterprise resource planning and the Bank’s internal systems for data and documents to flow in a secure and seamless manner. Trade APIs enable end-to-end encryption of data and real-time updates. It helps in streamlining the flow of information from the customers’ ERP to the Bank’s systems.

Our strategy in the merchant ecosystem space involves onboarding merchants through acquiring platforms or by providing them payment gateways and then cross-selling other financial products and services seamlessly. Our “Merchant STACK” offers an array of banking and value-added services to retailers, online businesses and large e-commerce firms. Current accounts for individuals and sole proprietors can now be opened swiftly through the video KYC process. We have continued our investment efforts in enriching the product offerings for merchants by introducing functionalities such as voice notification of quick response transactions on the Instabiz app, acceptance of Rupay credit card on QR, customized settlement cycles and more. Merchants can also perform instant reconciliation by using the Connected Banking services, which integrates banking with the merchants’ accounting system. The Merchant STACK also offers a digital store management feature for invoicing, inventory and collections management.

The e-commerce ecosystem lends significant opportunities for us to offer digital solutions to customers and merchants selling their goods through e-commerce websites. Our ‘Cardless Equated Monthly Instalment facility enables our pre-approved customers to convert their transactions into equated monthly installments at the check-out section of the e-commerce website or mobile application. Some key solutions offered to e-commerce entities and their sellers include an overdraft facility, composite pay Application Programme Interfaces enabling payments through various channels, foreign currency fixed deposit, working capital and easy payment solutions. For customers utilizing e-commerce platforms, we offer solutions such as digital wallets, prepaid cards, co-branded credit cards, and instantaneous credit through the Bank's PayLater solution.

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

Trade Emerge, an online platform for cross-border trade, is a one-stop solution for all the trade related needs of exporters and importers. It eliminates the need for companies to coordinate with multiple touchpoints. Trade Emerge has also been integrated with Corporate Internet Banking and InstaBIZ and Trade Online to ensure that all banking and other needs of exporters and importers are fulfilled inside the ICICI ecosystem. During fiscal year 2023, we increased the scope of services being offered on Trade Emerge platform by partnering with service providers who are industry leaders. These additional services include warehousing, inland logistics, logistics documentation and regulatory information. We have also enabled instant and hassle free current account opening on Trade Emerge and have set up a dedicated phone banking team, which will help us in catering to customer needs more quickly.

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

Data Center and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a co-located data center which acts as a near site recovery point for critical systems in Hyderabad. We also have a disaster recovery data center at Jaipur. We are also creating additional capacity through new data centers in Mumbai. We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically and have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by our Board of Directors. The Bank has also equipped itself with state-of-the-art infrastructure management systems which leverage Internet of Things based technology at its data center for optimal utilization of energy and reduction of operational costs.

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

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2024, there were approximately 140 commercial banks in the country.

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

Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India. ICICI Bank is also undertaking various initiatives in developing a strong technology architecture such as a focus on platforms and digitization, continuous investments in innovations and security features to be able to respond to the needs of customers with agility.

We seek to compete in the retail market through a comprehensive product portfolio and effective distribution channels, which include digital channels, branches and partnerships. We seek to build a localised understanding of market requirements through analytics and develop an efficient distribution and resource allocation strategy. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. We continuously strive to adopt a ‘Fair to Customer, Fair to Bank’ approach across all our businesses.

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

Commercial Banking Products and Services for Corporate Customers

We seek to compete in this segment based on our service and prompt turnaround time that we believe are faster than public sector banks, as well as the improvement in our funding base and optimization in our funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution, ecosystem branches and technology-driven delivery capabilities.

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

Insurance and Asset Management

Our insurance and asset management businesses face competition from existing dominant public sector players as well as dominant private sector players. We believe that our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Prudential Asset Management Company Limited and ICICI Lombard General Insurance Company Limited, have built strong product, distribution and risk management capabilities, achieving strong market positions in their respective businesses. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2024, we had 187,765 employees, including sales executives, employees on fixed term contracts and interns. Of these, ICICI Bank employed 141,009 employees at year-end fiscal 2024. Of our 187,765 employees at year-end fiscal 2024, 108,764 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective February 29, 2024. Accordingly, the number of employees in fiscal 2024 is not comparable with the number of employees in fiscal 2023.

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

ICICI Bank pays performance-linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance-linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined limit, a part of the bonus is deferred and paid over a period. Senior managers and employees in senior management are also given employee stock options as variable pay. The deferred portion of variable pay pertaining to the assessment year or previous years (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all, part or none of the unvested variable pay in the event of assessed divergence in the Bank’s provisioning for non-performing assets exceeding the prescribed threshold, in the event of a reasonable evidence of deterioration in financial performance, in the event of gross misconduct and/or in the event of other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to claw back arrangements, as applicable. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

ICICI Bank had a domestic branch network consisting of 6,523 branches, 17,190 ATMs and cash recycler machines at March 31, 2024 compared to 5,900 branches, 16,650 ATMs and cash recycler machines at March 31, 2023. In addition to branches, extension counters and ATMs, ICICI Bank has 60 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 46 currency chests.

We also provide residential facilities to employees in India. At March 31, 2024, we owned 488 apartments for providing residential facilities to our employees.

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

Penalty imposed by the Reserve Bank of India from April 1, 2023 to March 31, 2024.

•	Reserve Bank of India has, by an order dated October 17, 2023, imposed a monetary penalty of Rs. 121.9 million on the Bank for three specifically observed acts/omissions leading to stated contravention of directions issued by the Reserve Bank of India. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India has under the provisions of section 47A(1)(c) read with section 46(4)(i) of the Banking Regulation Act, 1949 and emanates from statutory inspections for supervisory evaluation for fiscal 2020 and fiscal 2021 for contravention of Section 20(1) of the Banking Regulation Act read with directions issued by Reserve Bank of India has on ‘Loans and Advances – Statutory and Other restrictions’, Section 6(2) and Section 8 of the Banking Regulation Act read with directions issued by the Reserve Bank of India has on ‘Financial Services provided by the Banks’, and non-compliance with the Reserve Bank of India has directions on ‘Frauds classification and reporting by commercial banks and select FIs’. The Bank has paid the penalty.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are reported to the Audit Committee at regular intervals.

•	In October 2022, ICICI Bank’s New York Federal Branch (“New York Branch”) entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which required the New York Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program, and establish and maintain an effective sanctions compliance program. The Consent Order did not involve any monetary penalty. The New York Branch is addressing corrective actions outlined in the Consent Order (CO) Action Plan as per committed timelines.

In addition, the Bank received a notice dated July 17, 2023 from the Directorate of Enforcement for Adjudication proceedings under FEMA 1999 in connection with the Show Cause Notice received in 2015 for Overseas Direct Investment transaction undertaken by a customer of the Bank (i.e. Aamby Valley Limited - AVL) in 2010 and was directed to appear a personal hearing which was scheduled on August 21, 2023. During the hearing, the legal counsel representing the Bank sought permission for inspection of documents/records relied upon by DOE, which was allowed, following which written submissions would be made by the Bank. However, as no response was received from ED, the Bank’s counsel also placed a formal request for inspection via letter dated September 28, 2023, which has been taken on DOE’s record, reserving the right to file the written submission once inspection is complete. The Bank has not received any further communication from the ED on this matter.

Contingent tax liability

At year-end fiscal 2024, our contingent tax liability was assessed at an aggregate of Rs. 103.5 billion (March 31, 2023: Rs. 82.5 billion), mainly pertaining to income tax, service tax, goods and services tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed against each of these tax demands. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2024. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 103.5 billion (March 31, 2023: Rs. 82.5 billion):

	Rs. 83.2 billion (March 31, 2023: Rs. 72.4 billion) related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax and interest tax, where we were relying on favorable precedent decisions of the appellate authorities and opinions from counsel. The key disputed liabilities were:

•	Rs. 28.6 billion (March 31, 2023: Rs. 29.0 billion) related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own cases and other similar cases;

•	Rs. 15.6 billion (March 31, 2023: Rs. 15.0 billion) related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 7.0 billion (March 31, 2023: Rs. 5.3 billion) related to disallowance of provision for operating expense by the tax authorities treating it as contingent in nature. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases;

•	Rs. 10.7 billion (March 31, 2023: Rs. 5.1 billion) related to the disallowance of interest paid on perpetual bonds as the tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. We have relied on a favorable opinion from legal counsel and past decision by the appellate authorities in the Group’s own case and other similar cases;

•	Rs. 6.3 billion (March 31, 2023: Rs. 4.7 billion) related to the disallowance of depreciation claims on leased assets, due to treatment of the lease transactions as loan transactions by the tax authorities. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in the Group’s own case and other similar cases;

•	Rs. 4.0 billion (March 31, 2023: Rs. 3.6 billion) related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from counsel and past decision by the appellate authorities in the Group’s own case and other similar cases;

•	Rs. 5.1 billion (March 31, 2023: Rs. 3.4 billion) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank. We have relied on favorable opinion from counsel and past decisions by the appellate authorities in our own and other similar cases;

•	Rs. 1.0 billion (March 31, 2023: Rs. 1.0 billion) related to taxability of amounts withdrawn from the special reserve. The Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders;



Rs. 19.1 billion (March 31, 2023: Rs. 8.9 billion) was in respect of service tax and goods and services tax matters which mainly pertain to the demands along with interest and penalty levied by respective tax authorities. The key disputed liabilities were:

•	Rs. 2.0 billion (March 31, 2023: Rs. 2.1 billion) relates to disallowance of CENVAT credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. We have relied on favorable opinion from counsel;

•	Rs. 1.5 billion (March 31, 2023: Rs. 1.5 billion) relates to service tax and interest on interchange fees received by us as an issuing bank. We have relied on favorable opinion from counsel;

•	Rs. 1.0 billion (March 31, 2023: Rs. 1.0 billion) relates to disallowance of CENVAT credit availed by the Bank on deposit insurance premium paid by the Bank to Deposit Insurance and Credit Guarantee Corporation (“DICGC”). The Group has relied on a favourable opinion from counsel and past decision by appellate authority in other similar cases;

•	Rs. 3.8 billion (March 31, 2023: 3.7 billion ) pertaining to ICICI Lombard General Insurance Company Limited relates to disallowance of CENVAT credit in respect of services of re-insurance of motor insurance policies and contesting the methodology of computation of CENVAT credit reversal. The Group has relied on favorable opinion from counsel and past decision by appellate authorities in other similar cases;

•	Rs. 4.9 billion (March 31,2023: NIL) pertaining to ICICI Prudential Life Insurance Company Limited relates to show cause notice from DGGI (Directorate General of Goods and Services Tax Intelligence) towards denial of input tax credit availed and utilized on certain expenses pertaining to advertisement and manpower services. The Group has relied on favorable opinion from counsel.

	Rs. 1.2 billion (March 31, 2023: Rs. 1.2 billion) pertained to sales tax/value added tax demand. The matters mainly relate to procedural issues like submission of statutory forms and adhoc additions in turnover. We have relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, we believe that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liabilities do not include Rs. 141.1 billion (March 31, 2023: Rs. 34.9 billion), considered as remote. Of the total disputed tax demands classified as remote, Rs. 92.1 billion pertains to the demand of inadvertently denied advance tax credit and incorrect tax rate considered by tax authority for FY2021, Rs. 25.9 billion (March 31, 2023: Rs. 30.5 billion) pertained mainly to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases, Rs. 19.0 billion pertains to non-payment of goods and services tax on co-insurance premium and re-insurance commission pertains to ICICI Lombard General Insurance Company Limited and Rs. 4.1 billion (March 31, 2023: Rs. 3.6 billion) pertained to error requiring rectification by tax authorities. Therefore, they were not required to be disclosed as contingent liability.

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

We held a total provision of Rs. 918 million at year-end fiscal 2024 for 684 cases with claims totaling to Rs. 2.3 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2024, such claims amounted to a total of Rs. 3.8 billion relating to 46 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 426 such cases at year-end fiscal 2024. Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2024, there were 146 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 779.0 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

For proceedings filed by the former Managing Director and Chief Executive Officer relating to her termination, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector —The board of directors of the Bank has, pursuant to an independent enquiry, taken action against the former Managing Director and CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.”

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

American Depository Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

i)	a fee not in excess of US$ 5.00 per 100 ADSs (or portion thereof) is charged for the issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;

ii)	a fee not in excess of US$ 5.00 per 100 ADSs (or portion thereof) is charged for the surrender of ADSs in exchange for the underlying deposited securities;

iii)	a fee not in excess of US$ 5.00 per 100 ADSs (or portion thereof) is charged for distribution of cash dividends, cash entitlements and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements; and

iv)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary, Deutsche Bank Trust Company Americas, to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS including any applicable penalties thereon;

ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements, together with all expenses, transfer and registration fees, taxes, duties, governmental or other charges payable by the depositary.

In the case of cash distributions, fees are generally deducted from the cash being distributed. Other fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, etc.), the depositary charges the applicable ADS record date holder concurrently with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.

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

Fees and Other Payments Made by the Depositary

Under the amendment to an agreement previously entered into with the depositary, Deutsche Bank Trust Company Americas, the depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. The ADR program fee pertaining to fiscal 2024, which will be received in fiscal 2025, is US$ 0.5 million.

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

	Year ended March 31,
	2022					2023					2024
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	7,343,983	Rs.	649,387	8.84%	Rs.	9,059,681	Rs.	844,091	9.32%	Rs.	11,017,318	Rs.	1,108,708	10.06%
Foreign currency		975,114		19,482	2.00		957,139		35,201	3.68		976,161		57,190	5.86
Total advances		8,319,097		668,869	8.04		10,016,820		879,292	8.78		11,993,479		1,165,898	9.72
Investments:
Investments in Government securities:
Rupee		2,925,123		184,713	6.31		3,591,054		238,048	6.63		4,471,598		316,780	7.08
Foreign currency		41,872		235	0.56		45,689		729	1.60		45,013		1,391	3.09
Total investment in Government securities		2,966,995		184,948	6.23		3,636,743		238,777	6.57		4,516,611		318,171	7.04
Other investments:
Rupee		633,746		33,384	5.27		632,296		37,070	5.86		875,898		57,784	6.60
Foreign currency		165,134		1,591	0.96		109,413		3,237	2.96		109,792		5,223	4.76
Total other investments		798,880		34,975	4.38		741,709		40,307	5.43		985,690		63,007	6.39
Total investments:
Rupee		3,558,869		218,097	6.13		4,223,350		275,118	6.51		5,347,496		374,566	7.00
Foreign currency		207,006		1,826	0.88		155,102		3,966	2.56		154,805		6,614	4.27
Total investments		3,765,875		219,923	5.84		4,378,452		279,084	6.37		5,502,301		381,180	6.93

	Year ended March 31,
	2022					2023					2024
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee		398,765		14,858	3.73		140,278		6,486	4.62		35,360		2,249	6.36
Foreign currency		..		..	..		..		..	..		..		..	..
Total lending with the Reserve Bank of India		398,765		14,858	3.73		140,278		6,486	4.62		35,360		2,249	6.36
Repo lending:
Rupee		49,439		1,635	3.31		72,448		4,022	5.55		95,537		6,494	6.80
Foreign currency		..		..	..		..		..	..		..		..	..
Total repo lending		49,439		1,635	3.31		72,448		4,022	5.55		95,537		6,494	6.80
Deposits in other banks:
Rupee		42,636		2,522	5.92		56,179		3,676	6.54		88,682		6,336	7.14
Foreign currency		269,470		418	0.16		254,380		7,667	3.01		154,610		9,780	6.33
Total deposits in other banks		312,106		2,940	0.94		310,559		11,343	3.65		243,292		16,116	6.62
Other assets:
Rupee		661,740		10,220	1.54		724,431		7,887	1.09		792,694		6,236	0.79
Foreign currency		236,568		380	0.16		216,547		4,802	2.22		182,952		6,831	3.73
Total other assets		898,308		10,600	1.18		940,978		12,689	1.35		975,646		13,067	1.34
Total other interest-earning assets:
Rupee		1,152,580		29,235	2.54		993,336		22,071	2.22		1,012,273		21,315	2.11
Foreign currency		506,038		798	0.16		470,927		12,469	2.65		337,562		16,611	4.92
Total other interest-earning assets		1,658,618		30,033	1.81		1,464,263		34,540	2.36		1,349,835		37,926	2.81
Other interest income:
Rupee				32,441					16,892					7,886
Foreign currency				2,849					894					2,380
Total other interest income				35,290					17,786					10,266

Interest-earning assets:
Rupee		12,055,432		929,160	7.71		14,276,367		1,158,172	8.11		17,377,087		1,512,475	8.70
Foreign currency		1,688,158		24,955	1.48		1,583,168		52,530	3.32		1,468,528		82,795	5.64
Total interest-earning assets		13,743,590		954,115	6.94		15,859,535		1,210,702	7.63		18,845,615		1,595,270	8.46

Fixed assets		103,407					108,042					117,172
Other assets		2,097,041					2,260,812					2,422,172
Total non-earning assets		2,200,448					2,368,854					2,539,344
Total assets	Rs.	15,944,038	Rs.	954,115		Rs.	18,228,389	Rs.	1,210,702		Rs.	21,384,959	Rs.	1,595,270

	Year ended March 31,
	2022					2023					2024
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs.	3,028,734	Rs.	95,390	3.15	Rs.	3,430,647	Rs.	108,593	3.17	Rs.	3,576,469	Rs.	113,510	3.17
Foreign currency		80,149		321	0.40		61,367		705	1.15		49,249		1,348	2.74
Total savings account deposits		3,108,883		95,711	3.08		3,492,014		109,298	3.13		3,625,718		114,858	3.17
Time deposits:
Rupee		5,094,105		236,169	4.64		5,735,631		277,636	4.84		7,266,625		453,667	6.24
Foreign currency		290,939		4,252	1.46		309,445		7,831	2.53		439,291		19,319	4.40
Total time deposits		5,385,044		240,421	4.46		6,045,076		285,467	4.72		7,705,916		472,986	6.14
Other demand deposits:
Rupee		1,055,999					1,210,898					1,369,772
Foreign currency		156,310					165,247					162,634
Total other demand deposits		1,212,309					1,376,145					1,532,406
Total deposits:
Rupee		9,178,838		331,559	3.61		10,377,176		386,229	3.72		12,212,866		567,177	4.64
Foreign currency		527,398		4,573	0.87		536,059		8,536	1.59		651,174		20,667	3.17
Total deposits		9,706,236		336,132	3.46		10,913,235		394,765	3.62		12,864,040		587,845	4.57
Long term borrowings:
Rupee		723,083		53,294	7.37		985,134		70,306	7.14		1,256,389		91,756	7.30
Foreign currency		389,810		9,678	2.48		309,409		10,848	3.51		283,052		14,500	5.12
Total long term borrowings		1,112,893		62,972	5.66		1,294,543		81,154	6.27		1,539,441		106,256	6.90
Short-term borrowings:
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee		720		30	4.17		1,488		84	5.65		27,474		1,829	6.66
Foreign currency		..		..	..		..		..	..		..		..	..
Total borrowings under liquidity adjustment facility with the Reserve Bank of India		720		30	4.17		1,488		84	5.65		27,474		1,829	6.66

	Year ended March 31,
	2022					2023					2024
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Repo borrowings:
Rupee		204,643		6,815	3.33		272,735		15,017	5.51		332,045		21,954	6.61
Foreign currency		5,676		167	2.94		6,996		258	3.69		4,492		306	6.81
Total repo borrowings		210,319		6,982	3.32		279,731		15,275	5.46		336,537		22,260	6.61
Other short term borrowings:
Rupee		101,520		4,904	4.83		128,586		8,266	6.43		178,801		13,743	7.69
Foreign currency		102,347		646	0.63		233,886		5,890	2.52		208,785		9,149	4.38
Total other short term borrowings		203,867		5,550	2.72		362,472		14,156	3.91		387,586		22,892	5.91
Short term borrowings:
Rupee		306,883		11,749	3.83		402,809		23,367	5.80		538,320		37,526	6.97
Foreign currency		108,023		813	0.75		240,882		6,148	2.55		213,277		9,455	4.43
Total short term borrowings		414,906		12,562	3.03		643,691		29,515	4.59		751,597		46,981	6.25
Total borrowings:
Rupee		1,029,966		65,043	6.32		1,387,943		93,673	6.75		1,794,709		129,282	7.20
Foreign currency		497,833		10,491	2.11		550,291		16,996	3.09		496,329		23,955	4.83
Total borrowings		1,527,799		75,534	4.94		1,938,234		110,669	5.71		2,291,038		153,237	6.69
Interest-bearing liabilities:
Rupee		10,208,804		396,602	3.88		11,765,119		479,902	4.08		14,007,575		696,459	4.97
Foreign currency		1,025,231		15,064	1.47		1,086,350		25,532	2.35		1,147,503		44,622	3.89
Total interest-bearing liabilities		11,234,035		411,666	3.66		12,851,469		505,434	3.93		15,155,078		741,082	4.89
Other liabilities		3,041,905					3,400,782					3,897,917
Total liabilities		14,275,940		411,666			16,252,251		505,434			19,052,995		741,082
Stockholders’ equity		1,668,098					1,976,138					2,331,964
Total liabilities and stockholders’ equity	Rs.	15,944,038	Rs.	411,666		Rs.	18,228,389	Rs.	505,434		Rs.	21,384,959	Rs.	741,082

_____________________

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2023 vs. Fiscal 2022						Fiscal 2024 vs. Fiscal 2023
			Increase (decrease) due to					Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change	Change in average volume	Change in average rate
	(in millions)
Interest earned:
Advances:
Rupee	Rs.	194,704	Rs.	159,852	Rs.	34,852	264,617	197,275	67,342
Foreign currency		15,719		(661)		16,380	21,989	1,136	20,853
Total advances		210,423		159,191		51,232	286,606	198,411	88,195
Investment:
Investment in Government securities:
Rupee		53,335		44,144		9,191	78,732	62,419	16,313
Foreign currency		494		61		433	662	(19)	681
Total investment in Government securities		53,829		44,205		9,624	79,394	62,400	16,994
Other investments:
Rupee		3,686		(85)		3,771	20,714	(84,588)	105,302
Foreign currency		1,646		(1,649)		3,295	1,986	28	1,958
Total other investments		5,332		(1,734)		7,066	22,700	(84,560)	107,260
Total investments:
Rupee		57,021		43,286		13,735	99,448	78,563	20,885
Foreign currency		2,140		(1,327)		3,467	2,648	(8)	2,656
Total investments		59,161		41,959		17,202	102,096	78,555	23,541
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee		(8,372)		(11,952)		3,580	(4,237)	(6,678)	2,441
Foreign currency		..		..		..	..	..	..
Total lending with the Reserve Bank of India		(8,372)		(11,952)		3,580	(4,237)	(6,678)	2,441
Repo lending:
Rupee		2,387		1,277		1,110	2,472	1,568	904
Foreign currency		..		..		..	..	..	..
Total repo lending		2,387		1,277		1,110	2,472	1,568	904

	Fiscal 2023 vs. Fiscal 2022			Fiscal 2024 vs. Fiscal 2023
		Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
Deposits in other banks:
Rupee	1,154	886	268	2,660	2,320	340
Foreign currency	7,249	(455)	7,704	2,113	(6,321)	8,434
Total deposits in other banks	8,403	431	7,972	4,773	(4,001)	8,774
Other assets:
Rupee	(2,333)	683	(3,016)	(1,651)	546	(2,197)
Foreign currency	4,422	(444)	4,866	2,029	(1,249)	3,278
Total other assets	2,089	239	1,850	378	(703)	1,081
Other interest-earning assets:
Rupee	(7,164)	(3,538)	(3,626)	(756)	380	(1,136)
Foreign currency	11,671	(930)	12,601	4,142	(6,552)	10,694
Total other interest earning assets	4,507	(4,468)	8,975	3,386	(6,172)	9,558
Other interest income:
Rupee	(15,549)	..	(15,549)	(9,006)	..	(9,006)
Foreign currency	(1,955)	..	(1,955)	1,486	..	1,486
Other interest income	(17,504)	..	(17,504)	(7,520)	..	(7,520)
Total interest earned:
Rupee	229,012	199,600	29,412	354,303	276,218	78,085
Foreign currency	27,575	(2,918)	30,493	30,265	(5,424)	35,689
Total interest earned	256,587	196,682	59,905	384,568	270,794	113,774
Interest expense:
Savings account deposits:
Rupee	13,203	12,722	481	4,917	4,787	130
Foreign currency	384	(216)	600	643	(331)	974
Total savings account deposits	13,587	12,506	1,081	5,560	4,456	1,104
Time deposits:
Rupee	41,467	31,053	10,414	176,031	95,551	80,480
Foreign currency	3,579	468	3,111	11,488	5,708	5,780
Total time deposits	45,046	31,521	13,525	187,519	101,259	86,260
Total deposits:
Rupee	54,670	43,775	10,895	180,948	100,338	80,610
Foreign currency	3,963	252	3,711	12,131	5,377	6,754
Total deposits	58,633	44,027	14,606	193,079	105,715	87,364
Borrowings:
Long term borrowings:
Rupee	17,012	18,702	(1,690)	21,450	19,843	1,607
Foreign currency	1,170	(2,819)	3,989	3,652	(1,338)	4,990
Total long term borrowings	18,182	15,883	2,299	25,102	18,505	6,597
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee	54	43	11	1,745	1,730	15
Foreign currency	..	..	..	..	..	..
Total borrowings under liquidity adjustment facility with the Reserve Bank of India	54	43	11	1,745	1,730	15

	Fiscal 2023 vs. Fiscal 2022						Fiscal 2024 vs. Fiscal 2023
			Increase (decrease) due to					Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change	Change in average volume	Change in average rate
Repo borrowings:
Rupee		8,202		3,749		4,453	6,937	3,932	3,005
Foreign currency		91		49		42	48	(170)	218
Total repo borrowings		8,293		3,798		4,495	6,985	3,762	3,223
Other short term borrowings:
Rupee		3,362		1,740		1,622	5,477	3,862	1,615
Foreign currency		5,244		3,313		1,931	3,259	(1,096)	4,355
Total other short term borrowings		8,606		5,053		3,553	8,736	2,766	5,970
Short term borrowings:
Rupee		11,618		5,532		6,086	14,159	9,524	4,635
Foreign currency		5,335		3,362		1,973	3,307	(1,266)	4,573
Total short term borrowings		16,953		8,894		8,059	17,466	8,258	9,208
Total borrowings:
Rupee		28,630		24,160		4,470	35,609	29,315	6,294
Foreign currency		6,505		1,620		4,885	6,959	(2,596)	9,555
Total borrowings		35,135		25,780		9,355	42,568	26,719	15,849
Total interest expended:
Rupee		83,300		67,935		15,365	216,557	129,653	86,904
Foreign currency		10,468		1,872		8,596	19,090	2,781	16,309
Total interest expended		93,768		69,807		23,961	235,647	132,434	103,213
Net interest income:
Rupee		145,712		131,665		14,047	137,746	146,565	(8,819)
Foreign currency		17,107		(4,790)		21,897	11,175	(8,205)	19,380
Total net interest income	Rs.	162,819	Rs.	126,875	Rs.	35,944	148,921	138,360	10,561

Investment portfolio

Maturity profile wise yields on debt securities

The following table sets forth, at the date indicated, the maturity profile wise yields of our investments in debt securities classified as available-for-sale. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2023				At March 31, 2024
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.5%	7.3%	6.9%	6.4%	7.7%	7.4%	8.4%	8.2%
Government securities	6.7	6.7	7.3	7.7	7.0	6.9	7.7	7.3
Other securities	7.8	8.5	8.4	8.4	8.5	8.7	8.5	8.6
Total debt securities[1]	6.9%	7.2%	7.3%	7.7%	7.3%	7.3%	8.3%	7.8%

___________________

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, at the date indicated, the maturity profile-wise yields of our investments in debt securities classified as held-to-maturity. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2023				At March 31, 2024
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.0%	7.1%	7.6%	7.7%	6.7%	7.6%	7.6%	7.4%
Government securities	7.0	6.8	7.4	7.6	7.1	6.7	7.3	7.2
Other securities	7.8	..	..	..	7.7	..	..	..
Total debt securities[1]	7.1%	6.8%	7.4%	7.6%	7.1%	6.9%	7.4%	7.2%

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Investment portfolio of our overseas branches and banking subsidiaries

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2023		2024
	(in millions)
Bonds
Banks and financial institutions	Rs.	19,460	Rs.	25,672
Corporate		43,284		49,648
Total bonds		62,744		75,320
Asset backed securities		..		..
Others(1)		5,341		5,422
Total	Rs.	68,085	Rs.	80,742

(1)	Includes investments in certificates of deposits.

Investment in India-linked securities of corporate entities (These include corporate entities originated in India or group companies of corporate entities originated in India) was 47.4% of total corporate bonds at year-end fiscal 2024 as compared to 50.0% at year-end fiscal 2023.

The investments in these securities are governed by the respective investment policies of ICICI Bank and its banking subsidiaries. To mitigate significant concentrations in credit risk, the investment policy lays down a number of limits that need to be adhered to before investments can be made. The investment policy lays down rating and issuer wise investment limits at each of these units. Further, there are counterparty limits for individual banks and financial institutions. Country exposure limits have also been established for various countries. In addition, ICICI Bank monitors the credit spread risk arising out of such investments, and ICICI Bank UK PLC has instituted credit spread sensitivity limits on its portfolio. Any exceptions to these limits are made with due approvals from the appropriate forums. ICICI Bank has not bought credit protection against any of its international investments.

Investments in corporate and financial sector debt securities by our overseas branches and banking subsidiaries

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark-to-market and realized losses thereon.

	At March 31, 2024
	Bonds(1),(2)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2024	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2024	Mark-to-market gain/ (loss) at March 31, 2024
	(Rs. in millions)
U.S.	..	3,032	..	..	..	3,032	(11)	(5)	(235)
Canada	..	20,945	..	..	..	20,945	..		..
Europe	..	78	..	..	..	78	35	(7)	(8)
India	..	49,226	..	..	..	49,226	546	(482)	(26)
Rest of Asia	..	1,322	..	5,422	..	6,744	(10)	..	(38)
Others	..	717	..	..	..	717	..	..	..
Total portfolio	..	75,320	..	5,422	..	80,742	560	(494)	(307)

(1)	Includes bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(2)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

	At March 31, 2023
	Bonds(1),(2)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2023	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2023	Mark-to-market gain/ (loss) at March 31, 2023
	(Rs. in millions)
U.S.	..	3,468	..	..	..	3,468	(103)	7	(221)
Canada	..	18,229	..	..	..	18,229	..	1	..
Europe	..	754	..	..	..	754	(7)	..	(43)
India	163	38,817	..	..	163	38,817	(450)	(363)	(486)
Rest of Asia	..	1,313	..	5,341	..	6,654	(5)	(11)	(27)
Total portfolio	163	62,581	..	5,341	163	67,922	(565)	(374)	(777)

(1)	Includes bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(2)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

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

Maturity profile of deposits

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2024.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	4,060,887		..		..	Rs.	4,060,887
Time deposits		6,268,361		1,723,964		394,402		8,386,727
Non-interest-bearing deposits:
Other demand deposits(1)		1,988,185		..		..		1,988,185
Total deposits	Rs.	12,317,434	Rs.	1,723,964	Rs.	394,402	Rs.	14,435,800

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2023.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	3,848,299		..		..	Rs.	3,848,299
Time deposits		4,341,123		1,827,859		432,713		6,601,695
Non-interest-bearing deposits:
Other demand deposits(1)		1,658,328		..		..		1,658,328
Total deposits	Rs.	9,847,750	Rs.	1,827,859	Rs.	432,713	Rs.	12,108,322

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The maturity profile in fiscal 2024 shows a shift towards shorter-term maturities as compared to fiscal 2023. The shift is mainly due to shift in our peak retail term deposits interest rate offering from longer term deposits of three years and above to medium term deposits of 15 months to two years, as well as increase in wholesale term deposits of shorter maturities, reflecting our strategy of reducing the duration of our liabilities.

Uninsured deposits

The following table sets forth, for the periods indicated, the estimated amount of time deposits that exceed the insurance limit, segregated by remaining maturity and the estimated amount of total deposits that are otherwise uninsured:

	At March 31, 2024
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
Uninsured time deposits	(in millions)
India	Rs.	1,982,011	Rs.	1,181,139	Rs.	2,346,825	Rs.	1,687,351	Rs.	7,197,326
Outside India		82,916		32,824		39,219		11,580		166,539
Total uninsured time deposits	Rs.	2,064,927	Rs.	1,213,963	Rs.	2,386,044	Rs.	1,698,931	Rs.	7,363,865

	At March 31, 2023
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
Uninsured time deposits	(in millions)
India	Rs.	1,395,233	Rs.	823,917	Rs.	1,494,583	Rs.	1,801,960	Rs.	5,515,693
Outside India		40,410		31,385		40,918		38,278		150,991
Total uninsured time deposits	Rs.	1,435,643	Rs.	855,302	Rs.	1,535,501	Rs.	1,840,238	Rs.	5,666,684

Total uninsured deposits at March 31, 2024 were Rs. 11,284,612 million and at March 31, 2023 were Rs. 9,314,637 million.

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

Risk Management

Asset liability gap

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2024(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net		Rs 10,820,538		Rs 1,687,195	Rs.	100,029	Rs.	12,607,762
Investments		1,506,324		1,854,689		4,910,611		8,271,625
Other assets(2)		903,051		117,291		1,608,499		2,631,474
Total assets		13,229,913		3,659,175		6,621,773		23,510,861
Capital		..		.		2,561,438		2,561,438
Borrowings		1,212,171		607,997		254,112		2,074,280
Deposits		8,055,617		6,365,844		14,339		14,435,800
Other liabilities (3)		8,975		1,393		4,558,744		4,569,112
Total liabilities		9,276,763		6,975,234		7,388,633		23,640,630
Total gap before risk management positions		3,953,150		(3,316,059)		(766,861)		(129,769)
Off-balance sheet positions(4)		(235,047)		202,846		38,304		6,103
Total gap after risk management positions	Rs.	3,718,103	Rs.	(3,113,213)	Rs.	(728,557)	Rs.	(123,666)

(1)	Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.
(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

	At March 31, 2023(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	9,282,075	Rs.	1,453,703	Rs.	102,885	Rs.	10,838,663
Investments		1,283,292		1,403,243		3,708,985		6,395,520
Other assets(2)		794,512		124,827		1,325,773		2,245,112
Total assets	Rs.	11,359,879	Rs.	2,981,773	Rs.	5,137,643	Rs.	19,479,295
Capital		..		..		2,144,978		2,144,978
Borrowings		1,032,692		584,913		273,013		1,890,618
Deposits		5,611,378		6,481,420		15,523		12,108,321
Other liabilities(3)		27,686		1,259		3,412,042		3,440,987
Total liabilities		6,671,756		7,067,592		5,845,556		19,584,904
Total gap before risk management positions		4,688,123		(4,085,819)		(707,914)		(105,610)
Off-balance sheet positions(4)		(179,307)		285,840		(114,413)		(7,880)
Total gap after risk management positions	Rs.	4,508,816	Rs.	(3,799,979)	Rs.	(822,327)	Rs.	(113,490)

(1)	Includes investments in the nature of equity, cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

Loan portfolio – by fixed or variable interest rate

The following table sets forth, at the date indicated, the amount of our loans with residual contractual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2024
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans		101,895		1,519,433		1,621,328
Consumer loans and credit card receivable		2,143,200		3,901,921		6,045,121
Lease financing		—		—		—
Total loans with maturity greater than 1 year	Rs.	2,245,095	Rs.	5,421,354	Rs.	7,666,449

	At March 31, 2023
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	111,986	Rs.	1,420,577	Rs.	1,532,563
Consumer loans and credit card receivable		1,412,339		3,352,737		4,765,076
Lease financing		33		..		33
Total loans with maturity greater than 1 year	Rs.	1,524,358	Rs.	4,773,314	Rs.	6,297,672

Impact of interest rate movement

The following table sets forth, using the balance sheet at year-end fiscal 2024 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2025, assuming a parallel shift in the yield curve at year-end fiscal 2024.

	At March 31, 2024
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(36,258)	Rs.	(18,129)	Rs.	18,129	Rs.	36,258
Foreign currency portfolio		(1,139)		(569)		569		1,139
Total	Rs.	(37,396)	Rs.	(18,698)	Rs.	18,698	Rs.	37,396

Based on our asset and liability position at year-end fiscal 2024, the sensitivity model shows that net interest income from the banking book for fiscal 2024 would rise by Rs. 37 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2024 would fall by an equivalent amount of Rs. 37 billion.

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

Based on our asset and liability position at year-end fiscal 2023, the sensitivity model showed that net interest income from the banking book for fiscal 2023 would rise by Rs. 40 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2023 would fall by an equivalent amount of Rs. 40 billion. Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2024 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2024
	Change in interest rates (in basis points) – Rupee
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	467,097	Rs.	21,441	Rs.	10,784	Rs.	(10,772)	Rs.	(21,411)
Rupee corporate debt securities		322,838		4,778		2,397		(2,392)		(4,772)
Total	Rs.	789,935	Rs.	26,219	Rs.	13,181	Rs.	(13,164)	Rs.	(26,183)

	At March 31, 2024
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	33,139	Rs.	38	Rs.	19	Rs.	(19)	Rs.	(38)
Foreign corporate debt securities		334		..		..		..		..
Total	Rs.	33,473	Rs.	38	Rs.	19	Rs.	(19)	Rs.	(38)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2023 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2023
	Change in interest rates (in basis points) – Rupee
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

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group of ICICI Bank for fiscal 2023 and fiscal 2024.

							Rs. in million
	Fiscal 2023			At March 31, 2023	Fiscal 2024			At March 31, 2024
	High	Low	Average		High	Low	Average
Value-at-risk	149.0	0.0	34.0	0.0	111.7	0.7	56.6	60.8

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see hypothetical losses in the treasury portfolio in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2024, there were two instances of hypothetical loss exceeding the value-at-risk estimates for the equities portfolio of the proprietary trading group.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2023 and fiscal 2024.

				Rs. in million
	Fiscal 2023	At March 31, 2023	Fiscal 2024	At March 31, 2024
	Average		Average
Hypothetical daily profit(loss)	(0.1)	0.0	6.0	37.6
Value-at-risk	34.0	0.0	56.6	60.8

The high and low hypothetical daily profit/(loss) in the equity portfolio of Proprietary trading book during fiscal 2024 was Rs. 210.9 million and Rs. (115.7) million respectively.

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

	At March 31, 2024
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	35,484,180	Rs.	(13,461)	Rs.	(6,740)	Rs.	6,733	Rs.	13,466
Currency derivatives(2)		3,383,481		607		303		(303)		(607)
Foreign exchange		15,524,964		64		32		(32)		(64)
Total	Rs.	54,392,625	Rs.	(12,790)	Rs.	(6,405)	Rs.	6,398	Rs.	12,795

1.	Notional principal

2.	Includes futures, options and cross currency interest rate swaps

	At March 31, 2023
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	30,733,302	Rs.	(13,657)	Rs.	(6,828)	Rs.	6,828	Rs.	13,656
Currency derivatives(2)		1,661,178		1,176		588		(588)		(1,176)
Foreign exchange		14,512,948		(3)		(2)		2		3
Total	Rs.	46,907,428	Rs.	(12,484)	Rs.	(6,242)	Rs.	6,242	Rs.	12,483

1.	Notional principal

2.	Includes futures, options and cross currency interest rate swaps

The following table sets forth the possible prediction of the impact of change in foreign exchange rates on the value of the net open position of the Group.

	At March 31, 2024
	Change in forex rates on the value of the net open position (in basis points)
	Net open position		(100)		100
	(in millions)
Total open position for the Group	Rs.	3,202	Rs.	14,938	Rs.	4,562

	At March 31, 2023
	Change in forex rates on the value of the net open position (in basis points)
	Net open position		(100)		100
	(in millions)
Total open position for the Group	Rs.	6,221	Rs.	3,862	Rs.	492

Credit spread risk

The following table sets forth, using our held-for-trading portfolio at year-end as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2024
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	323,172	Rs.	4,778	Rs.	2,397	Rs.	(2,392)	Rs.	(4,772)

	At March 31, 2023
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	112,920	Rs.	1,621	Rs.	815	Rs.	(810)	Rs.	(1,614)

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

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2023			2024
	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	6,013,563	54.2%	Rs.	7,134,223	US$	85,604	55.6%
Rural finance		902,084	8.1		1,055,767		12,668	8.2
Services—finance		804,240	7.2		693,862		8,326	5.4
Wholesale/retail trade		448,962	4.0		607,814		7,293	4.7
Real Estate Activities		329,418	3.0		397,804		4,773	3.1
Roads, port, telecom, urban development & other infrastructure		329,564	3.0		373,597		4,483	2.9
Services—non finance		245,057	2.2		343,519		4,122	2.7
Manufacturing products (excluding metal)		173,477	1.6		202,656		2,432	1.6
Electronics & engineering		154,612	1.4		189,624		2,275	1.5
Construction		178,219	1.6		175,076		2,101	1.4
Iron and steel (including iron and steel products)		162,007	1.5		168,313		2,020	1.3
Crude petroleum/ refining & petrochemicals		137,118	1.2		147,864		1,774	1.2
Textile		124,967	1.1		138,931		1,667	1.1
Power		188,950	1.7		138,308		1,660	1.1
Gems & jewellery		91,060	0.8		123,017		1,476	1.0
Others (2)		811,656	7.3		940,085		11,279	7.3
Gross advances (loans)		11,094,954	100.0%		12,830,460		153,953	100.0%
Allowance for advances (loan) losses		(256,291)			(222,698)		(2,672)
Net advances (loans)	Rs.	10,838,663		Rs.	12,607,762	US$	151,281

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and personal loans, credit cards, two wheeler loans and loans against securities.

(2)	Primarily include developer financing portfolio, mining, cement, drugs and pharmaceuticals, shipping, metal and metal products (excluding iron and steel), food & beverages, chemicals and fertilizers, automobiles and fast moving consumer goods.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. Gross retail finance advances increased by 18.6% in fiscal 2024 compared to an increase of 15.6% in total gross advances in fiscal 2024. As a result, retail finance increased from 54.2% of gross loans at year-end fiscal 2023 to 55.6% of gross loans at year-end fiscal 2024.

At year-end fiscal 2024, our 20 largest borrowers accounted for 6.0% of our gross loan portfolio, with the largest borrower accounting for 1.3% of our gross loan portfolio. The largest group of companies under the same management control accounted for 1.5% of our gross loan portfolio at year-end fiscal 2024.

At year-end fiscal 2024, our exposure to largest single counterparty accounted for 10.0% of our applicable Tier I capital fund and the exposure to largest group of connected counterparties accounted for 32.0% of our applicable Tier I capital fund.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans net of allowance for losses.

	March 31, 2024
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	3,451,657	Rs.	1,105,331	Rs.	490,892	Rs.	25,105	Rs.	5,072,985
Consumer loans	Rs.	1,489,622	Rs.	2,996,428	Rs.	2,146,488	Rs.	902,205	Rs.	7,534,743
Lease financing		34		—		—		—		34
Total	Rs.	4,941,313	Rs.	4,101,759	Rs.	2,637,380	Rs.	927,310	Rs.	12,607,762

	March 31, 2023
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	2,951,977	Rs.	1,017,840	Rs.	512,516	Rs.	2,207	Rs.	4,484,540
Consumer loans		1,588,996		2,100,469		1,714,291		950,316		6,354,072
Lease financing		18		33		..		..		51
Total	Rs.	4,540,991	Rs.	3,118,342	Rs.	2,226,807	Rs.	952,523	Rs.	10,838,663

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit. ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis. During fiscal 2024, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 1,097.3 billion (fiscal 2023: Rs. 716.5 billion) and sold Priority Sector Lending Certificates amounting to Rs. 880.6 billion (fiscal 2023: Rs. 741.3 billion). See also “Supervision and Regulation—Regulations Relating to Advancing Loans—Directed Lending—Priority Sector Lending”.

The following table sets forth, for the periods indicated, ICICI Bank’s average priority sector lending and includes the impact of Priority Sector Lending Certificate purchased/sold by the Bank:

	Fiscal 2023			Fiscal 2024
	Amount		% of adjusted net bank credit	Amount				% of adjusted net bank credit	Target (% of adjusted net bank credit)
	(in billions, except percentages)
Agriculture Sector	Rs.	1,423.6	17.74%	Rs.	1,739.9	US$	20.9	18.13%	18.00%
- Small and marginal farmers		794.7	9.90		1,041.4		12.5	10.85%	10.00%
- Non-corporate farmers		1,068.2	13.31		1,378.2		16.5	14.36%	13.78%
Micro, small and medium enterprises		1,729.0	..		2,100.0		25.2	—	—
- Micro enterprises		661.2	8.24		792.7		9.5	8.26%	7.50%
Other priority sector		178.3	..		102.3		1.2	—	—
Total priority sector lending	Rs.	3,330.9	41.50%	Rs.	3,942.3	US$	47.3	41.07%	40.0%
- Weaker sections	Rs.	910.2	11.34%	Rs.	1,157.2	US$	13.9	12.05%	12.0%

The priority sector lending master circular issued by the Reserve Bank of India requires that banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund established with National Bank for Agriculture and Rural Development and other Funds as decided by the Reserve Bank of India from time to time. The Bank may be required by the Reserve Bank of India to deposit with the Rural Infrastructure Development Fund and other related funds, certain amounts as specified by the Reserve Bank of India in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. At year-end fiscal 2024, our total investment in funds of government sponsored development banks due to shortfall in lending to priority sectors was Rs. 200.9 billion, which was fully eligible for consideration in overall priority sector achievement.

Export Credit

The Reserve Bank of India requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. Export credit in the agriculture, micro, small and medium enterprises sectors is permitted to be categorized as priority sector lending. Additionally, the Export credit is extended as priority sector lending basis the classification criteria specified by the Reserve Bank of India. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. As at March 31, 2024, ICICI Bank’s export credit was Rs. 140.1 billion, which amounted to 1.39% of the Bank’s adjusted net bank credit.

Non-performing loans

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loans by borrowers’ industry or economic activity and as a percentage of total non-performing loans.

	At March 31,
	2023			2024
	Amount		As a percentage of non-performing loans	Amount		Amount		As a percentage of non-performing loans
	(in millions, except percentages)
Retail finance(1)	Rs.	76,738	24.6%	Rs.	87,612	US$	1,051	31.3%
Rural finance		37,294	11.9		42,550		511	15.2
Construction		51,538	16.5		40,403		485	14.4
Crude petroleum/ refining and petrochemicals		25,066	8.0		16,876		203	6.0
Electronics and engineering		12,705	4.1		12,557		151	4.5
Mining		11,781	3.8		11,957		143	4.3
Services—non finance		12,402	4.0		11,828		142	4.2
Roads, ports, telecom, urban development & other infrastructure		12,727	4.1		9,773		117	3.5
Wholesale/retail trade		7,908	2.5		8,560		103	3.1
Iron/steel and products		5,236	1.7		4,661		56	1.7
Power		22,044	7.1		4,444		53	1.6
Gems & jewellery		4,028	1.3		3,031		36	1.1
Manufacturing products (excluding metal)		5,827	1.9		902		11	0.3
Other Industries(2)		27,176	8.5		24,454		293	8.8
Gross non-performing loans (3)	Rs.	312,470	100.0%	Rs.	279,608	US$	3,355	100.0%
Aggregate provision for loan losses		(254,507)			(221,249)		2,655
Net non-performing loans	Rs.	57,963		Rs.	58,359	US$	700

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, cement, shipping, food and beverages, chemical and fertilizers, textile, drugs and pharmaceuticals, metal and products (excluding iron and steel) services – finance and fast moving consumer goods.

See “Operating and Financial Review and Prospects—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2024”.

Restructured loans

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2023			2024
	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Retail finance	Rs.	44,643	85.0%	Rs.	30,531	US$	366	85.6%
Power		..	..		..		..	..
Roads, port, telecom, urban development & other infrastructure		2,793	5.3		2,635		32	7.4
Construction		1,599	3.0		1,607		19	4.5
Others(1)		3,479	6.7		907		11	2.5
Gross restructured loans	Rs.	52,514	100.0%	Rs.	35,680	US$	428	100.0%
Aggregate provision for loan losses		(1,779)			(1,443)		(17)
Net restructured loans	Rs.	50,735		Rs.	34,237	US$	411

(1)	Others primarily include automobile, textiles, food and beverages, wholesale/retail trade, services-non finance, manufacturing products (excluding metal) and gems and jewellery.

(2)	In addition, the Bank holds general provision amounting to Rs. 9.0 billion at year-end fiscal 2024 (year-end fiscal 2023: Rs. 12.8 billion) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

Key ratios-Asset quality

The following table sets forth, for the periods indicated, our key ratios on asset quality.

	At or for the year ended March 31,
	2023	2024
	(Rs. in millions, except percentages)
Gross restructured loans as a percentage of gross loans	0.47%	0.28%
-Gross restructured loans	52,514	35,680
-Total gross loans	11,094,954	12,830,460
Gross non-performing loans as a percentage of gross loans	2.82	2.18
-Gross non-performing loans	312,470	279,608
-Total gross loans	11,094,954	12,830,460
Net restructured loans as a percentage of net loans	0.47	0.27
-Net restructured loans	50,735	34,237
-Total net loans	10,838,663	12,607,762
Net non-performing loans as a percentage of net loans (1)	0.53	0.46
-Net non-performing loans	57,963	58,359
-Total net loans	10,838,663	12,607,762
Provision on restructured loans as a percentage of gross restructured loans (2)	3.39	4.04
-Provision on restructured loans	1,779	1,443
-Gross restructured loans	52,514	35,680
Provision on non-performing loans as a percentage of gross non-performing loans	81.45	79.13
-Provision on non-performing loans	254,507	221,249
-Gross non-performing loans	312,470	279,608
Provision as a percentage of gross loans(3)	4.08%	3.31%
-Provisions	452,185	425,095
-Total gross loans	11,094,954	12,830,460

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(2)	In addition, the Bank holds 25% general provision on restructured assets (including general provision required as per the guidelines issued by the Reserve Bank of India).

(3)	Includes general provision on standard assets.

Net loan write-offs and Provision on non-performing loans

The table presents net loan write-offs and percentage of average loans for the periods indicated.

	March 31, 2023			March 31, 2024
Average loan portfolio	Net loan charge-offs[1]		% of average gross loans	Net loan charge-offs[1]		% of average gross loans
	(in millions, except percentages)
Commercial loans	Rs.	8,287	0.20%	Rs.	9,543	0.20%
Consumer loans		19,076	0.31		35,991	0.51
Lease financing		..	..		..	..

Total loans	Rs.	27,363	0.27%	Rs.	45,534	0.38%

(1)	Net loan write offs is the difference between gross loan write-offs and recoveries from written-off amounts.

Net loan write-offs as a percentage of our average total loan portfolios were 0.38% in the fiscal 2024 as compared to 0.27% in the fiscal 2023.

The following table shows an allocation of the Group’s total provision on non-performing loans and the percentage of loans in each category to total gross loans for the periods indicated.

	March 31, 2023		March 31, 2024
	Amount	% of loans in each category to total gross loans	Amount	% of loans in each category to total gross loans
	(in millions, except percentages)
Commercial loans	189,176	39.6%	145,022	40.7%
Consumer loans	65,331	60.4	76,227	59.3
Lease financing	..	0.0	..	0.0
Total loans	254,507	100%	221,249	100%

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our consolidated total assets at year-end fiscal 2024 were Rs. 23,640.63 billion. Our consolidated capital and reserves and surplus including employees’ stock options outstanding at year-end fiscal 2024 were Rs. 2,561.4 billion and our consolidated net profit (after minority interest) for fiscal 2024 was Rs. 442.6 billion.

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

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company, provide a wide range of life insurance, general insurance and asset management products respectively.

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

Certain Factors Affecting Our Results of Operations

Our loan portfolio, financial condition and results of operations have been and, in the future would be, influenced by economic conditions in India, global economic developments affecting our customers such as changes in commodity prices and geopolitical risks, conditions in global financial markets, economic conditions in the United States and other foreign countries where we have a significant presence or which impact the Indian economy and global markets, evolving global and domestic regulations, developments in technology and their impact on banking and financial services, and global and regional natural disasters and pandemics such as COVID-19. For ease of understanding the following discussion of our results of operations, you should consider these factors and other key developments.

Trends in fiscal 2024

The global gross domestic product grew by 3.2% in calendar year 2023, compared to a 3.5% increase in calendar year 2022. The gross domestic product of advanced economies grew by 1.6% and the gross domestic product of emerging economies grew by 4.3% in calendar year 2023, compared to 2.6% growth in advanced economies and 4.1% for emerging economies in calendar year 2022. Although recession risks remained low, the softer growth profile was the ongoing effect of tight monetary policy throughout the globe. However, recession risks remained low. There was also considerable growth differences between countries and regions. Growth in the Euro-zone and China remained well below recent trends reflecting weak private sector demand. On the other hand, the US economy recorded a fairly strong pace of growth. Global energy prices have remained fairly volatile responding to ongoing geopolitical tensions. Downside potential in global energy prices remained modest reflecting tight physical markets prevailing over the period.

Global inflation showed signs of easing over calendar year 2023 reflecting the fading effects of supply-side bottlenecks, that pulled goods inflation lower. All advanced economies such as the US economy, Euro-zone and the UK economy had a softer inflation profile driven by disinflation in the goods sector. While a broad-based decline was visible, headline inflation rates remained above central bank target levels reflecting the persistence in service sector inflation. After the rate hikes over calendar year 2022 and the first half of calendar year 2023, major central banks – including the Federal Reserve, European Central Bank and Bank of England maintained the status quo over the second half of calendar year 2023 by keeping rates at multi-decade highs to facilitate a broad disinflation environment. The People’s Bank of China continued to remain the outlier as it maintained an accommodative regime in response to signs of growing deflation risks in the region. The Bank of Japan took steps to normalize policy by ending its negative interest rate regime and its yield curve control program responding to a higher inflation path in Japan, although it maintained that it would continue to keep policy fairly accommodative.

After India’s real gross domestic product contracted by 5.8% during fiscal 2021 due to the COVID-19 pandemic, growth bounced back strongly from fiscal 2022, supported by accommodative monetary and fiscal policies and vaccine coverage. India’s gross domestic product is estimated to grow by 7.6% in fiscal 2024 (as per Second Advance Estimates of the National Statistical Office) compared with 7.0% as per revised estimates for fiscal 2023. Growth is supported by government-led investment. The services sector has rebounded with trade, travel, hospitality, financial services and real estate sectors witnessing growth momentum.

India’s merchandise exports contracted by 3.2% to US$ 441.5 billion in fiscal 2024 compared with US$ 456.1 billion in fiscal 2023. Merchandise imports too declined by 5.2% to US$ 683.5 billion in fiscal 2024 compared with US$ 721.4 billion in fiscal 2023. The trade deficit narrowed to US$ 242.1 billion in fiscal 2024 as compared to US$ 265.3 billion in fiscal 2023. However, services exports have seen an increase to US$ 341.0 billion in fiscal 2024 as compared to US$ 325.0 billion in fiscal 2023. The lower trade deficit, higher services exports and led to a decline in the current account deficit to an estimated 0.7% of gross domestic product in fiscal 2024 compared to 2.0% in fiscal 2023. India’s net foreign portfolio inflows remained strong at US$ 41.0 billion in fiscal 2024, with equity inflows at US$ 25.3 billion and debt inflows at US$ 15.8 billion. Gross foreign direct investment inflows into India were US$ 71.0 billion during fiscal 2024, while the net foreign direct investment inflows were lower at US$ 10.6 billion compared with US$ 28 billion during fiscal 2023.

Inflation in India as measured by the Consumer Price Index came down from 5.7% year-on-year in March 2023 to 4.85% in March 2024. The average inflation rate during fiscal year 2024 was 5.4% compared to 6.7% in fiscal year 2023. The softening in inflation was due to easing in core and fuel inflation, while average food inflation was 7.0% in fiscal 2024 compared to 6.7% in fiscal 2023, mainly due to uneven rainfall and lower food output during the year.

The Monetary Policy Committee kept the policy rate unchanged at 6.5% and the policy stance unchanged at ‘withdrawal of accommodation’ through fiscal 2024.

In line with its policy stance, the Reserve Bank of India absorbed surplus liquidity during fiscal 2024. The build-up of government cash balances and foreign exchange intervention kept liquidity conditions tight for most of the year. In addition, temporary measures such as the incremental cash reserve ratio were also deployed. Daily average banking system liquidity for fiscal 2024 stood at a surplus of approximately Rs. 58.0 billion compared to a surplus of approximately Rs. 700.0 billion for fiscal 2023.

During fiscal 2024, the Rupee depreciated by 1.4% from Rs. 82.18 per USD at March 31, 2023 to Rs. 83.35 per USD at March 29, 2024. The benchmark S&P BSE Sensex increased by 24.85% during fiscal 2024 compared to 0.7% in fiscal 2023. The yields on the benchmark 10-year government securities decreased from 7.31% at March 31, 2023 to 7.06% at March 29, 2024. The yield fluctuated during the year, with the highest at 7.38% on October 9, 2023.

Non-food credit of the banking system grew by 16.3% year-on-year at March 31, 2024 (excluding the impact of merger of a housing finance company with a bank during fiscal 2024) compared to 15.4% year-on-year at March 31, 2023. In the latest available sectoral break-up of credit data available till February 2024, credit growth (excluding the impact of the merger of a housing finance company with a bank) was led by services at 21.2% year-on-year and personal credit at 18.1% year-on-year) while credit to industry grew at 8.6% year-on-year.

Deposit growth moved higher in fiscal 2024, with average deposit rates on outstanding deposits increasing by 72 basis points. Deposit growth (excluding the impact of merger of a housing finance company with a bank during fiscal 2024) stood at 12.9% year-on-year as on March 22, 2024 as compared to 9.6% year-on-year as on March 24, 2023. The credit-deposit ratio (excluding the impact of merger of a housing finance company with a bank during fiscal 2024) increased to 78.1% at March 22, 2024 as compared to 75.8% at March 24, 2023.

According to Reserve Bank of India’s Financial Stability Report of December 2023, asset quality of scheduled commercial banks continued to improve in fiscal 2024, with gross non-performing assets ratio at 3.2% and net non-performing assets ratio at 0.8% at September 30, 2023 compared to a gross non-performing assets ratio of 5.0% and net non-performing assets ratio of 1.3% at September 30, 2022.

Key regulatory measures announced in fiscal 2024 included the following:

•	Reserve Bank of India issued guidelines on a Framework for Compromise Settlements and Technical Write Off requiring banks to adopt board-approved policies for setting necessary conditions precedent relating to matters such as minimum aging and deterioration in collateral value as well as delegation of power and the cooling period for taking new exposure.

•	Reserve Bank of India issued guidelines on Fair Lending Practice - Penal Charges in Loan Accounts. As per the guideline, a penalty for non-compliance by a borrower of material terms and conditions of a loan contract, if charged, should be treated as a ‘penal charge’.

•	Reserve Bank of India revised the Master Direction on Classification, Valuation and Operation of Investment Portfolio applicable from April 1, 2024, which is broadly based on the principles of the International Financial Reporting Standard 9. The Bank has implemented this master direction with effect from April 1, 2024. Reserve Bank of India also issued guidelines on Capital Adequacy Guidelines - Review of Trading Book, effective from April 1, 2024 to align the capital adequacy norms with the revised investment guidelines, where the classification of investments within trading and banking books are broadly aligned with the classification prescribed in the master direction on investments.

•	Reserve Bank of India increased the risk weights for capital adequacy, for consumer credit, credit card receivables and bank lending to non-bank finance companies, by 25%. Reserve Bank of India has also advised banks to review their sectoral exposure limits for consumer credit in respect of various segments and set up a board approved limit for all unsecured consumer credit exposures.

•	Reserve Bank of India issued Master Directions on Internal Ombudsman for Regulated Entities-Directions integrating Internal Ombudsman Schemes for banks, non-bank finance companies, non-bank system participants and credit information companies.

Business Overview

In assessing our performance, we monitor key financial variables such as the change in profit before tax, excluding treasury, and return on equity. We also look at the changes in asset yields, cost of funds, net interest margin, fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth and loan delinquency trends. We re-evaluate underwriting norms and risk management on an ongoing basis, and assess the financial impact of events on our capital, revenue and credit costs. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, frauds, cyber threats, data security and preparedness to address them and estimates of market share in key areas of business. We continue to evaluate impact of climate change risks on the portfolio and the environmental, social and governance profile of our large borrowers. We also continuously look at improving capabilities that may be required to respond to crisis-related events.

The growth in India’s gross domestic product in fiscal 2024 reflects the continuous recovery in economic activity after a contraction in fiscal 2021 due to the COVID-19 pandemic. The improvement in underlying economic activity was visible across sectors. Government tax collections have been buoyant and so has been the case with services exports. Government led investment cycle has also continued. Financial conditions remained relatively stable. Growth in banking system non-food credit remained buoyant during fiscal 2024, with growth being driven by retail and service sector loans. Deposit growth also improved. This was driven by an increase in deposit rates from fiscal 2023 onwards.

See also “—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2024”.

We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on capitalizing on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, in order to build a more granular portfolio and sustainably improve portfolio quality. We have sought to meet the holistic needs of our corporate clients and their ecosystems.

We continued to focus on maintaining capital adequacy ratios that are higher than regulatory requirements. As of March 31, 2024, we continued to hold contingency provisions on a prudent basis.

A discussion of our financial performance in fiscal 2024 is given below:

ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank effective February 29, 2024 and March 22, 2024 respectively and consolidated on a line-by-line basis. Till February 29, 2024, these entities were accounted for under the equity method of accounting, and the pro-rata share of their profit/loss was included in the consolidated profit and loss account of the Bank. Hence, financial performance in fiscal 2024 is not comparable with the financial performance in fiscal 2023.

Profit before tax excluding treasury income (calculated as Profit before tax less Income from treasury-related activities, both reported separately in Operating Results Data) increased by 26.9% from Rs. 430.6 billion in fiscal 2023 to Rs. 546.3 billion in fiscal 2024.

Operating profit before provisions increased by 20.6% from Rs. 532.0 billion in fiscal 2023 to Rs. 641.5 billion in fiscal 2024, primarily due to an increase in net interest income and other income, partially offset by an increase in operating expenses.

Net interest income increased by 21.1% from Rs. 705.2 billion in fiscal 2023 to Rs. 854.1 billion in fiscal 2024 reflecting an increase of 18.8% in the average volume of interest-earning assets, partially offset by an increase in net interest margin by 8 basis points.

Other income (including share of profit in associates) increased by 17.4% from Rs. 661.1 billion in fiscal 2023 to Rs. 776.0 billion in fiscal 2024, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities. Premium and other operating income relating to insurance business increased by 11.5% from Rs. 411.4 billion in fiscal 2023 to Rs. 458.5 billion in fiscal 2024, primarily reflecting an increase in business volume. Commission, exchange and brokerage income increased by 20.0% from Rs. 196.5 billion in fiscal 2023 to Rs. 235.7 billion in fiscal 2024. Income from treasury-related activities increased by 64.0% from Rs. 41.9 billion in fiscal 2023 to Rs. 68.7 billion in fiscal 2024, primarily due to an increase in gain on sale of equity investments of our life insurance business.

Operating expenses increased by 18.6 % from Rs. 824.4 billion in fiscal 2023 to Rs. 977.8 billion in fiscal 2024 due to an increase in payments to and provision for employees, other operating expenses and expenses related to insurance business.

Provisions and contingencies (excluding provision for tax) decreased by 46.5% from Rs. 69.4 billion in fiscal 2023 to Rs. 37.1 billion in fiscal 2024, primarily due to a decrease in other provisions and contingencies, partially offset by an increase in provision on non-performing and other assets. During fiscal 2023, the Bank made a contingency provision amounting to Rs. 56.5 billion on a prudent basis, to further strengthen the balance sheet. The provision on non-performing and other assets was Rs. 9.6 billion in fiscal 2024 as compared to a write-back of Rs. 3.7 billion in fiscal 2023. During fiscal 2024, there were higher net additions to non-performing loans primarily in retail and rural loans, partially offset by recoveries and upgrades in non-retail loans. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, partially offset by an increase in provisioning rate for certain non-performing asset categories. Provision for standard assets of ICICI Bank increased from Rs. 5.8 billion in fiscal 2023 to Rs. 11.6 billion in fiscal 2024, primarily due to an increase in domestic loans and upgrade of certain impaired loans to standard. During fiscal 2024, ICICI Bank made a provision of Rs. 5.4 billion on its investments in Alternate Investment Funds pursuant to Reserve Bank of India guideline dated December 19, 2023. The provision coverage ratio was 79.1% at March 31, 2024 compared to 81.5% at March 31, 2023.

Gross non-performing loans (net of write-offs) decreased from Rs. 312.5 billion at year-end fiscal 2023 to Rs. 279.6 billion at year-end fiscal 2024. Net non-performing loans increased marginally from Rs. 58.0 billion at year-end fiscal 2023 to Rs. 58.4 billion at year-end fiscal 2024. The net non-performing loan ratio remained at the same level of 0.5% at year-end fiscal 2023 and fiscal 2024. See also, “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.”

Income tax expense increased from Rs. 117.9 billion in fiscal 2023 to Rs. 154.3 billion in fiscal 2024, primarily due to an increase in profit before tax. The effective tax rate increased marginally from 25.0% in fiscal 2023 to 25.1% in fiscal 2024.

As a result of the above, the profit after tax increased by 29.9% from Rs. 354.6 billion in fiscal 2023 to Rs. 460.8 billion in fiscal 2024.

Net worth (equity share capital, reserves and surplus and employees stock options outstanding) increased from Rs. 2,145.0 billion at year-end fiscal 2023 to Rs. 2,561.4 billion at year-end fiscal 2024, primarily due to accumulation of retained earnings. Total assets and liabilities increased by 20.7% from Rs. 19,584.9 billion at year-end fiscal 2023 to Rs. 23,640.6 billion at year-end fiscal 2024. Total advances increased by 16.3% from 10,838.7 billion at year-end fiscal 2023 to Rs. 12,607.8 billion at year-end fiscal 2024. Total deposits increased by 19.2% from Rs. 12,108.3 billion at year-end fiscal 2023 to Rs. 14,435.8 billion at year-end fiscal 2024.

The changes in capital adequacy ratios of ICICI Bank on an unconsolidated basis (after deducting the proposed dividend for fiscal 2024 from capital funds) in accordance with the Reserve Bank of India’s guidelines on Basel III were as follows: common equity Tier 1 risk-based capital ratio decreased from 17.12% in fiscal 2023 to 15.60% is fiscal 2024; Tier 1 risk-based capital ratio decreased from 17.60% in fiscal 2023 to 15.60% in fiscal 2024; and total risk-based capital ratio decreased from 18.34% in fiscal 2023 to 16.33% in fiscal 2024. The decrease in total risk-based capital ratio is primarily due to increase in the risk weighted assets subject to credit risk, on account of growth in advances and off-balance sheet exposures and implementation of certain guidelines and directives of the Reserve Bank of India, such as the increase in risk weights for consumer credit, credit card receivables and lending to non-bank finance companies. The changes in our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2024 were as follows: common equity Tier 1 risk-based capital ratio decreased from 16.88% in fiscal 2023 to 15.43% in fiscal 2024; Tier 1 risk-based capital ratio decreased from 17.33% in fiscal 2023 to 15.43% in fiscal 2024; and total risk-based capital ratio decreased from 18.09% in fiscal 2023 to 16.14% in fiscal 2024.

Business Outlook

Over the medium term, the outlook for the Indian economy remains positive. India’s economy is expected to grow, driven by increases in both investment and consumption. Favorable demographics, growing digitization and formalization of the economy, domestic demand, services exports, growing urbanization, healthy corporate and bank balance sheets and the opportunity for greater integration into global value chains are some of the key factors expected to drive India’s growth, and create opportunities for the banking and financial sector in India. At the same time, the global economic environment continues to have significant uncertainties, given evolving government policies, geopolitical tensions and divergent inflation and growth profiles in different regions. Adverse global developments could impact Indian economy via both trade and financial channels. India’s foreign exchange reserves and well capitalized financial sector should mitigate the impact of the global developments on the domestic economy.

Our long-term strategy will continue to focus on growing profit before tax excluding treasury (calculated as Profit before tax less Income from treasury-related activities, both reported separately in Operating Results Data) within the guardrails of risk and compliance. We focus on creating holistic value propositions for our customers by adopting a 360-degree customer-centric approach and capturing opportunities across customer ecosystems, leveraging internal synergies, building partnerships and simplifying processes. Cross-functional collaboration among teams has been facilitated to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We have emphasized on deepening coverage and enhancing delivery capabilities while continuing the focus on risk calibrated profitable growth. We have also streamlined our organizational structure and empowered teams at the local level to create flexibility and agility in capturing business opportunities. This improves our ability to connect with customers and respond to their needs. Simplifying our internal processes to better serve our customers and improve our operating efficiency is a key area of focus.

We use technology extensively in our operations. We partner with technology companies and platforms to leverage opportunities for growth and enhance the customer experience and delivery of services. We leverage technology and analytics for deeper insights into market opportunities, customer needs and behavior. We continue to invest in technology to enhance our offerings to customers as well as the scalability, flexibility and resilience of our technology architecture. We focus on continuously strengthening our operational resilience to support the seamless delivery of services to customers.

We have over the years re-balanced our deposit profile, improved the credit rating profile of our portfolio and reduced concentration risks. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses. Further, through our international franchise we will be focusing on deepening relationships with well-rated Indian corporates in international markets and multinational companies for maximizing the India-linked trade, transaction banking and lending opportunities within our risk management framework. See also, “Business—Strategy.”

We believe that our healthy deposit franchise and competitive funding costs, along with our distribution network, customer base and technology-based offerings, underpinned by our focus on risk management practices enable us to pursue growth opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. Regulatory developments like the introduction of a digital currency by the Reserve Bank of India may also impact our ability to raise low cost deposits in the medium to long term. We continue to focus on maintaining a resilient balance sheet and strong capital levels.

Our success will be determined by our ability to respond to the evolving economic environment, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management, the resilience of our technology infrastructure, and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. Generally, the success of our strategy depends on several factors, including our ability to grow our deposit base, grow our loan book profitably, contain non-performing loans, resolve stressed assets at an early stage, maintain operational resiliency, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate, including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to geopolitical factors, inflation and monetary policy and other global developments are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “Risk Factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.”

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Operating Results Data

The following table sets forth, for the periods indicated, our summary operating results.

	Year ended March 31,
	2023		2024		2024(1)
	(in millions, except per common share data)
Selected income statement data:
Interest earned(2)	Rs.	1,210,668	Rs.	1,595,159	US$	19,140
Interest expended		(505,434)		(741,082)		(8,892)
Net interest income		705,234		854,077		10,248
Other income(3)		651,120		765,218		9,182
Net total income		1,356,354		1,619,295		19,430
Operating expenses
Payments to and provisions for employees		(152,342)		(191,720)		(2,300)
Expenses pertaining to insurance business		(416,551)		(502,601)		(6,031)
Other operating expenses(4)		(255,497)		(283,507)		(3,402)
Total operating expenses		(824,390)		(977,828)		(11,733)
Operating profit before provisions		531,964		641,467		7,697
Provisions and contingencies (excluding provision for tax)		(69,399)		(37,124)		(446)
Share of profit in associates		9,983		10,738		129
Profit before tax		472,548		615,081		7,380
Provision for tax		(117,934)		(154,276)		(1,851)

Profit after tax		354,614		460,805		5,529
Minority interest		(14,248)		(18,241)		(219)
Net profit (after minority interest)		340,366		442,564		5,310

Profitability:
Net profit (after minority interest) as a percentage of:
Average total assets		1.87%		2.07%
Average stockholders’ equity		17.22		18.98
Per common share:
Earnings-basic(5)	Rs.	48.86	Rs.	63.19	US$	0.76
Earnings-diluted(6)		47.84		61.96		0.74
Book value(7)	Rs.	296.12	Rs.	352.24	US$	4.23
Dividend payout ratio(8)		16.41%		15.87%
Cost-to-income ratio(9)		60.78		60.39
Cost-to-average assets ratio(10)		4.52		4.57
Capital
Average stockholders’ equity as a percentage of average total assets(11)		10.84%		10.90%

(1)	Rupee amounts for fiscal 2024 have been translated into U.S. dollars using the exchange rate of Rs. 83.34 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2024.

(2)	Interest earned includes interest on income tax refunds of Rs. 1.2 billion and Rs. 2.8 billion for fiscal 2023 and 2024 respectively.

(3)	Includes income from treasury-related activities (net) amounting to Rs. 41.9 billion and Rs. 68.7 billion for fiscal 2023 and 2024 respectively.

(4)	Includes depreciation on fixed assets and other general office expenses.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(6)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 24,312,910 and 10,089,800 equity shares granted to employees at a weighted average exercise price of Rs. 748.0 and Rs. 895.2 were outstanding at year-end fiscal 2023 and 2024 respectively but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(7)	Represents capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(8)	Represents the ratio of total dividends paid on equity share capital as a percentage of net profit (after minority interest). Dividends for a fiscal year are normally paid in the following year.

(9)	Represents the ratio of operating expenses to total income. Total income represents the sum of net interest income and other income.

(10)	Represents the ratio of operating expenses to average total assets.

(11)	Represents the ratio of average stockholders’ equity to average total assets. Average stockholders’ equity represents average capital, employees’ stock options outstanding and reserves and surplus reduced by preference share capital. Average total assets represents total of average interest-earning assets and average non-interest earning assets.

(12)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for fiscal 2024 are not comparable with the previous periods.

Consolidated Income Information

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Interest earned(1)	Rs.	1,210,668	Rs.	1,595,159	US$	19,140	31.8%
Interest expense		(505,434)		(741,082)		(8,892)	46.6
Net interest income	Rs.	705,234	Rs.	854,077	US$	10,248	21.1%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2023		2024
	(in millions, except percentages)
Interest earned(1)	Rs.	1,210,702	Rs.	1,595,270
Average interest-earning assets		15,859,535		18,845,615
Interest expense		505,434		741,082
Average interest-bearing liabilities		12,851,469		15,155,078
Average total assets		18,228,389		21,384,959
Average interest-earning assets as a percentage of average total assets		87.00%		88.13%
Average interest-bearing liabilities as a percentage of average total assets		70.50		70.87
Average interest-earning assets as a percentage of average interest-bearing liabilities		123.41		124.35
Yield		7.63		8.46
Rupee		8.11		8.70
Foreign currency		3.32		5.64
Cost of funds		3.93		4.89
Rupee		4.08		4.97
Foreign currency		2.35		3.89
Spread(2)		3.70		3.57
Rupee		4.03		3.73
Foreign currency		0.97		1.75
Net interest margin(3)		4.45		4.53
Rupee		4.75		4.70
Foreign currency		1.71%		2.60%

_____________________

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 111 million for fiscal 2024 as compared to Rs. 34 million for fiscal 2023.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net interest income increased by 21.1% from Rs. 705.2 billion in fiscal 2023 to Rs. 854.2 billion in fiscal 2024, reflecting an increase of 18.8% in the average volume of interest-earning assets and an increase in net interest margin by 8 basis points.

Net interest margin

Net interest margin on the rupee portfolio decreased by 5 basis points from 4.75% in fiscal 2023 to 4.70% in fiscal 2024 and net interest margin on the foreign currency portfolio increased by 89 basis points from 1.71% in fiscal 2023 to 2.60% in fiscal 2024. Overall net interest margin increased by 8 basis points from 4.45% in fiscal 2023 to 4.53% in fiscal 2024. The yield on average interest-earning assets increased by 83 basis points from 7.63% in fiscal 2023 to 8.46% in fiscal 2024. The cost of funds increased by 96 basis points from 3.93% in fiscal 2023 to 4.89% in fiscal 2024.

The yield on the rupee portfolio increased by 59 basis points from 8.11% in fiscal 2023 to 8.70% in fiscal 2024, primarily due to the following:

•	The yield on rupee advances increased by 74 basis points from 9.32% in fiscal 2023 to 10.06% in fiscal 2024. The yield on rupee investments increased by 49 basis points from 6.51% in fiscal 2023 to 7.00% in fiscal 2024. The yield on rupee other interest-earning assets decreased by 11 basis points from 2.22% in fiscal 2023 to 2.11% in fiscal 2024.

•	The yield on rupee advances increased primarily due to the full impact of re-pricing of existing floating rate loans linked to the repo rate and the Bank’s marginal cost of funds based lending rate and new lending at higher rates.

The Reserve Bank of India increased the repo rate by 250 basis points from 4.00% in May 2022 to 6.50% in February 2023. The Bank increased the 1-year marginal cost of funds based lending rate by 150 basis points in phases during fiscal 2023. The impact of increase in repo rates from May 2022 started reflecting in overall yield through repricing of repo and treasury bill linked portfolios from the second quarter of fiscal 2023. For marginal cost of funds based lending rate linked loans, the effect on the yields started reflecting from the respective reset dates of underlying loans. At March 31, 2024, of the total domestic loan book of ICICI Bank on a standalone basis, 32% had fixed interest rates, 49% had interest rates linked to the repo rate, 17% had interest rates linked to the marginal cost of funds based lending rate and other, older benchmarks and 2% had interest rates linked to other external benchmarks. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest earning rupee government securities increased primarily due to reset of yields on floating rate bonds linked to treasury bills at higher rates pursuant to a significant increase in treasury bill yields and new investment in government securities at higher market yields. The yield on investments, other than government securities, increased primarily due to an increase in yield on pass through certificates and commercial paper.

•	The yield on other interest-earning rupee assets decreased by 11 basis points from 2.22% in fiscal 2023 to 2.11% in fiscal 2024, primarily due to a decrease in interest income on funding swaps, a decrease in interest earning liquidity adjustment facility lending to Reserve Bank of India and an increase in average balance with the Reserve Bank of India (cash reserve ratio) which does not earn any interest. From the first quarter of fiscal 2023, the Reserve Bank of India increased the cash reserve ratio from 4.0% to 4.5%.

•	Interest on income tax refunds increased from Rs. 1.2 billion in fiscal 2023 to Rs. 2.7 billion in fiscal 2024. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and hence are neither consistent nor predictable.

The cost of funds for the rupee portfolio increased by 89 basis points from 4.08% in fiscal 2023 to 4.97 % in fiscal 2024, primarily due to the following factors:

•	The cost of rupee deposits increased by 92 basis points from 3.72% in fiscal 2023 to 4.64% in fiscal 2024 due to an increase in cost of term deposits.

The cost of rupee term deposits increased by 140 basis points from 4.84% in fiscal 2023 to 6.24% in fiscal 2024. The peak rate for retail term deposits of the Bank increased significantly from 5.75% in May 2022 to 7.10% in March 2023 in phases during fiscal 2023 on account of significant increase in repo rate by the Reserve Bank of India. The cost of savings account deposits remained at the same level of 3.17% in fiscal 2023 and fiscal 2024. The average rupee current account and savings account deposits as a percentage of total average rupee deposits were 40.5% in fiscal 2024 as compared to 44.7% in fiscal 2023.

•	The cost of rupee borrowings increased by 45 basis points from 6.75% in fiscal 2023 to 7.20% in fiscal 2024, primarily due to an increase in the cost of rupee borrowings of ICICI Bank. The cost of rupee borrowings of ICICI Bank increased primarily due to an increase in cost of refinance borrowings, short term money market borrowings and interbank participatory certificates, partially offset by a decrease in average bond borrowings.

The total average rupee deposits of the Bank as a percentage of total average rupee funding decreased from 91.4% in fiscal 2023 to 90.9% in fiscal 2024.

Net interest margin on the foreign currency portfolio increased by 89 basis points from 1.71% in fiscal 2023 to 2.60% in fiscal 2024. Average interest-earning foreign currency assets decreased by 7.2% from Rs. 1,583.2 billion in fiscal 2023 to Rs. 1,468.5 billion in fiscal 2024. Average interest-bearing foreign currency liabilities increased by 5.6% from Rs. 1,086.4 billion in fiscal 2023 to Rs. 1,147.5 billion in fiscal 2024. During fiscal 2024, the Bank continued to convert a part of its rupee liquidity into foreign currency and deployed the same in foreign currency placements/investments. This has resulted in average foreign currency assets being significantly higher than average foreign currency liabilities.

The yield on our foreign currency portfolio increased by 232 basis points from 3.32% in fiscal 2023 to 5.64% in fiscal 2024, primarily due to the following:

•	The yield on average foreign currency interest-earning assets of the Bank increased by 277 basis points from 3.18% in fiscal 2023 to 5.95% in fiscal 2024, primarily due to an increase in the yield on average advances. The yield on average advances increased by 268 basis points from 3.50% in fiscal 2023 to 6.18% in fiscal 2024, primarily due to repricing of floating rate advances and new lending at higher rates on account of the rate hike cycle by the US Federal Reserve. The yield on average advances was also positively impacted due to higher interest collection on non-performing assets during the fiscal 2024.

•	The yield on average interest-earning assets of ICICI Bank UK PLC increased primarily due to an increase in yield on average advances and an increase in yield on average overnight and term placement with central banks primarily due to an increase in benchmark interest rates.

•	The yield on average interest-earning assets of ICICI Bank Canada increased primarily due to an increase in yield on average advances and an increase in average investments. The yield on average advances and average investments increased due to an increase in benchmark interest rates.

The cost of funds for the foreign currency portfolio increased by 154 basis points from 2.35% in fiscal 2023 to 3.89% in fiscal 2024, due to the following factors:

•	The cost of funds for the Bank’s foreign currency funding increased in fiscal 2024 as compared to fiscal 2023 primarily due to an increase in cost of term borrowings on account of rate hike cycle by the US Federal Reserve.

•	The cost of funds of ICICI Bank UK PLC increased in fiscal 2024 as compared to fiscal 2023 primarily due to an increase in cost of deposits. The cost of deposits increased primarily due to an increase in interest rates offered on deposits on account of higher benchmark interest rates.

•	The cost of funds of ICICI Bank Canada increased in fiscal 2024 as compared to fiscal 2023 primarily due to an increase in cost of deposits. The cost of deposits increased primarily due to an increase in interest rates on new deposits raised.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity conditions, movements in interest rates, the competitive environment, the level of additions to non-performing loans, regulatory developments, monetary policy and economic and geo-political factors. These developments may have an adverse impact on the net interest margin. The timing and amount of recoveries and interest on income tax refund is uncertain.

Interest rates on approximately 51.0% of the Bank’s domestic loans are linked to external market benchmarks. The differential movements in the external benchmark rates compared to cost of funds impact our net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 18.8% from Rs. 15,859.5 billion in fiscal 2023 to Rs. 18,845.6 billion in fiscal 2024. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 1,976.7 billion and average investments by Rs. 1,123.9 billion, partially offset by a decrease in average other interest-earning assets by Rs. 114.4 billion.

The average volume of rupee interest-earning assets increased by 21.7% from Rs. 14,276.4 billion in fiscal 2023 to Rs. 17,377.1 billion in fiscal 2024, primarily due to an increase in average advances and average investments. Average rupee advances increased by 21.6% from Rs. 9,059.7 billion in fiscal 2023 to Rs. 11,017.3 billion in fiscal 2024. Average rupee investments increased by 26.6% from Rs. 4,223.4 billion in fiscal 2023 to Rs. 5,347.5 billion in fiscal 2024, primarily due to an increase in average investments in Indian government securities. Average other rupee interest-earning assets increased by 1.91% from Rs. 993.3 billion in fiscal 2023 to Rs. 1,012.3 billion in fiscal 2024, primarily due to an increase in balances with the Reserve Bank of India to maintain cash reserve ratio and balance with other banks, partially offset by a decrease in lending to the Reserve Bank of India under liquidity adjustment facility. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the average volume of interest-earning assets in fiscal 2024 is not comparable with the average volume of interest-earning assets in fiscal 2023.

The average volume of foreign currency interest-earning assets decreased by 7.2% from Rs. 1,583.2 billion in fiscal 2023 to Rs. 1,468.5 billion in fiscal 2024. Average foreign currency advances increased by 2.0% from Rs. 957.1 billion in fiscal 2023 to Rs. 976.2 billion in fiscal 2024. Average foreign currency investments decreased from Rs. 155.1 billion in fiscal 2023 to Rs. 154.8 billion in fiscal 2024. Average other foreign currency interest-earning assets decreased by 28.3% from Rs. 470.9 billion in fiscal 2023 to Rs. 337.6 billion in fiscal 2024, primarily due to a decrease in balances with banks outside India.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 17.9% from Rs. 12,851.5 billion in fiscal 2023 to Rs. 15,155.1 billion in fiscal 2024, primarily due to an increase in average deposits by Rs. 1,950.8 billion and average borrowings by Rs. 352.8 billion.

Average interest-bearing rupee liabilities increased by 19.1% from Rs. 11,765.1 billion in fiscal 2023 to Rs. 14,007.6 billion in fiscal 2024. Average rupee time deposits increased by 26.7% from Rs. 5,735.6 billion in fiscal 2023 to Rs. 7,266.6 billion in fiscal 2024. Average rupee current account and savings account deposits increased by 6.6% from Rs. 4,641.6 billion in fiscal 2023 to Rs. 4,946.2 billion in fiscal 2024. Average rupee borrowings increased by 29.3% from Rs. 1,387.9 billion in fiscal 2023 to Rs. 1,794.7 billion in fiscal 2024. Average borrowings of ICICI Bank increased primarily due to an increase in refinance borrowings and interbank participatory certificates, partially offset by a decrease in subordinated bonds.

Average interest-bearing foreign currency liabilities increased by 5.6% from Rs. 1,086.4 billion in fiscal 2023 to Rs. 1,147.5 billion in fiscal 2024 due to an increase in time deposits, partially offset by a decrease in borrowings. Average foreign currency borrowings decreased by 9.8% from Rs. 550.3 billion in fiscal 2023 to Rs. 496.3 billion in fiscal 2024, primarily due to a decrease in term money borrowings of ICICI Bank. Average foreign currency deposits increased by 21.5% from Rs. 536.1 billion in fiscal 2023 to Rs. 651.2 billion in fiscal 2024. Average deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits. Average deposits of ICICI Bank UK PLC increased primarily due to an increase in term deposits, partially offset by a decrease in retail savings deposits. Average foreign currency deposits of ICICI Bank Canada increased primarily due to an increase in term deposits, partially offset by a decrease in retail saving deposits.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	196,485	Rs.	235,719	US$	2,828	20.0%
Income from treasury-related activities (net)		41,921		68,732		824	(64.0)
- Profit/(loss) on exchange/derivative transactions (net)		30,509		30,861		370	1.2
-Profit/(loss) on other treasury-related activities(1)		11,412		37,871		454	—
Profit/(loss) on sale of land, buildings and other assets (net)		543		144		2	(73.5)
Premium and other operating income from insurance business		411,368		458,528		5,502	11.5
Miscellaneous income		10,786		12,833		154	19.0
- Share of profit in associates		9,983		10,738		129	7.6
-Others		803		2,095		25	—
Total other income (including share of profit in associates)	Rs.	661,103	Rs.	775,956	US$	9,310	17.4%

_____________________

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments.

(2)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the premium and other operating income from insurance business includes premium income of ICICI Lombard General Insurance Company Limited effective March 1, 2024 and share of profit in associates includes share in profit of ICICI Lombard General Insurance Company Limited till February 29, 2024.

Other income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/(loss) on treasury-related activities and other miscellaneous income.

Other income (including share of profit in associates) increased by 17.4% from Rs. 661.1 billion in fiscal 2023 to Rs. 776.0 billion in fiscal 2024, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and private equity fund management subsidiaries. The fee income of our banking business includes fees from retail customers such as lending-linked fees and transaction banking fee such as credit card related fees, debit card related fees and service charges on retail deposit accounts, and commercial banking fees, such as lending linked fees, and transaction banking fees such as fees on cash management services, commission on bank guarantees, letters of credit and bills discounting.

Commission, exchange and brokerage income increased from Rs. 196.5 billion in fiscal 2023 to Rs. 235.7 billion in fiscal 2024, primarily due to an increase in transaction banking fees, lending-linked fees, and fund management fees. Transaction banking fees increased from Rs. 98.8 billion in fiscal 2023 to Rs. 116.9 billion in fiscal 2024, primarily due to an increase in fee income from credit cards and debit cards. Lending-linked fees increased from Rs. 39.6 billion in fiscal 2023 to Rs. 42.2 billion in fiscal 2024. Fund management fees increased from Rs. 27.5 billion in fiscal 2023 to Rs. 34.9 billion in fiscal 2024. Securities brokerage income increased from Rs. 12.6 billion in fiscal 2023 to Rs. 18.7 billion in fiscal 2024. Third party products distribution fees increased from Rs. 10.3 billion in fiscal 2023 to Rs. 11.6 billion in fiscal 2024.

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

Income from treasury-related activities increased from Rs. 41.9 billion in fiscal 2023 to Rs. 68.7 billion in fiscal 2024.

Income from our equity portfolio increased from Rs. 10.7 billion in fiscal 2023 to Rs. 27.0 billion in fiscal 2024, primarily due to an increase in gain on sale of equity investment from our life insurance business.

There was a gain from our government securities portfolio and other fixed income positions of Rs. 9.1 billion in fiscal 2024, primarily due to softening of yields on government securities and higher trading gains, as compared to a loss of Rs. 1.5 billion in fiscal 2023.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 30.5 billion in fiscal 2023 to Rs. 30.9 billion in fiscal 2024.

Treasury income in fiscal 2024 includes the negative impact of transfer of accumulated translation loss of Rs. 3.4 billion related to closure of Bank’s Offshore Banking Unit in SEEPZ Mumbai, to profit and loss account.

Premium and other operating income from insurance business

Premium and other operating income from insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. Accordingly, the premium and other operating income in fiscal 2024 is not comparable with the premium and other operating income in fiscal 2023.

Premium and other operating income from our insurance business increased by 11.5% from Rs. 411.4 billion in fiscal 2023 to Rs. 458.5 billion in fiscal 2024. Premium income during fiscal 2024 includes premium of Rs. 15.8 billion from our general insurance business. Net premium income of our life insurance subsidiary increased by 8.2% from Rs. 385.0 billion in fiscal 2023 to Rs. 416.7 billion in fiscal 2024. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 8.3% from Rs. 399.3 billion in fiscal 2023 to Rs. 432.4 billion in fiscal 2024, primarily due to an increase in group premium and retail renewal premium. Net group premium increased by 15.9% from Rs. 86.2 billion in fiscal 2023 to Rs. 99.9 billion in fiscal 2024. Net retail renewal premium increased by 9.0% from Rs. 223.8 billion in fiscal 2023 to Rs. 244.0 billion in fiscal 2024. Premium on reinsurance ceded increased by 7.3% from Rs. 13.8 billion in fiscal 2023 to Rs. 14.8 billion in fiscal 2024. Fee and other life insurance related income of our life insurance subsidiary decreased marginally by 0.9% from Rs. 26.4 billion in fiscal 2023 to Rs. 26.1 billion in fiscal 2024.

Miscellaneous income

Miscellaneous income increased from Rs. 10.8 billion in fiscal 2023 to Rs. 12.8 billion in fiscal 2024. Other miscellaneous income increased from Rs. 0.8 billion in fiscal 2023 to Rs. 2.1 billion in fiscal 2024.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	152,342	Rs.	191,720	US$	2,300	25.8%
Depreciation on own property		14,946		19,153		230	28.1
Auditor’s fees and expenses		249		265		3	6.4
Expenses pertaining to insurance business		416,551		502,601		6,031	20.7
Other operating expenses		240,302		264,089		3,169	9.9
Total operating expenses	Rs.	824,390	Rs.	977,828	US$	11,733	18.6%	%

(1)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the operating expenses in fiscal 2024 is not comparable with the operating expenses in fiscal 2023.

Operating expenses primarily include expenses relating to our insurance business, payment to and provision for employees and other operating expenses. Operating expenses increased by 16.07% from Rs. 842.4 billion in fiscal 2023 to Rs. 977.8 billion in fiscal 2024, primarily due to an increase in expenses relating to our insurance business and payments to and provisions for employees.

Payments to and provisions for employees

Employee expenses increased by 25.8% from Rs. 152.3 billion in fiscal 2023 to Rs. 191.7 billion in fiscal 2024. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 157,799 at year-end fiscal 2023 to 187,765 at year-end fiscal 2024. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the number of employees in fiscal 2024 is not comparable with the number of employees in fiscal 2023.

The employee expenses of ICICI Bank increased by 25.6% from Rs. 120.6 billion in fiscal 2023 to Rs. 151.4 billion in fiscal 2024. Employee expenses increased primarily due to an increase in salary cost and provision for performance bonus and performance-linked retention pay, partially offset by a decrease in provision for retirement benefit obligations. Salary cost increased primarily due to annual increments and promotions and due to an increase in average staff strength. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased by 21.6% from 113,664 employees in fiscal 2023 to 138,186 employees in fiscal 2024.

The employee expenses of ICICI Bank Canada increased by 19.5% from Rs. 1.5 billion in fiscal 2023 to Rs. 1.8 billion in fiscal 2024. The employee expenses of ICICI Home Finance Company increased by 62.5% from Rs. 2.3 billion in fiscal 2023 to Rs. 3.7 billion in fiscal 2024. The employee expenses of ICICI Prudential Asset Management Company increased by 31.4% from Rs. 4.0 billion in fiscal 2023 to Rs. 5.2 billion in fiscal 2024. The employee expenses of ICICI Prudential Life Insurance Company increased by 12.5% from Rs. 14.5 billion in fiscal 2023 to Rs. 16.3 billion in fiscal 2024. The employee expenses of ICICI Securities Limited increased by 23.4% from Rs. 6.8 billion in fiscal 2023 to Rs. 8.4 billion in fiscal 2024.

Depreciation

Depreciation on owned properties increased by 28.1% from Rs. 14.9 billion in fiscal 2023 to Rs. 19.2 billion in fiscal 2024.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses, premiums paid on purchases of priority sector lending certificates and other expenditures. Other operating expenses increased by 9.9% from Rs. 240.3 billion in fiscal 2023 to Rs. 264.1 billion in fiscal 2024.

Other operating expenses of the Bank increased by 14.6% from Rs. 194.8 billion in fiscal 2023 to Rs. 223.2 billion in fiscal 2024, primarily due to an increase in technology related expenses, reward point expenses, direct marketing agency expenses and advertisement and sales promotion expenses.

Other operating expenses of our life insurance subsidiary decreased from Rs. 30.8 billion in fiscal 2023 to Rs. 23.1 billion in fiscal 2024, primarily due to a decrease in advertisement expenses.

Other operating expenses of our home finance subsidiary increased from Rs. 2.7 billion in fiscal 2023 to Rs. 3.5 billion in fiscal 2024, primarily due to an increase in customer acquisition expenses, professional and legal expenses, advertisement and sales promotion expenses and other expenses.

Other operating expenses of our asset management subsidiary increased from Rs. 4.0 billion in fiscal 2023 to Rs. 5.1 billion in fiscal 2024, primarily due to an increase in business volume linked Alternate Investment Funds (AIF) brokerage and technology related expenses.

Other operating expenses of our securities subsidiary increased from Rs. 6.5 billion in fiscal 2023 to Rs. 8.2 billion in fiscal 2024, primarily due to an increase in revenue linked payout to business partners and software related expenses.

Expenses related to our insurance business

ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. Accordingly, the expenses in fiscal 2024 is not comparable with the expenses in fiscal 2023.

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 20.7% from Rs. 416.6 billion in fiscal 2023 to Rs. 502.6 billion in fiscal 2024.

The expenses related to our life insurance subsidiary increased by 17.1% from Rs. 417.0 billion in fiscal 2023 to Rs. 488.2 billion in fiscal 2024, primarily due to an increase in provisions for policy holder liabilities (non-linked) from Rs. 169.1 billion in fiscal 2023 to Rs. 194.7 billion in fiscal 2024.

The reserves for the actuarial liability of the life insurance business for the investible portion of the premium on unit-linked policies increased by 5.6% from Rs. 179.0 billion in fiscal 2023 to Rs. 189.0 billion in fiscal 2024 primarily due to an increase in linked premium income. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund.

Expense related to insurance business during fiscal 2024 includes Rs. 14.4 billion related to our general insurance business.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Provision For Tax)

Provisions for Non-Performing Loans and Restructured Loans

The Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. The Bank’s home finance subsidiary classifies its loans and other credit facilities in accordance with the guidelines of the Reserve Bank of India. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

A loan is classified as restructuring, where a concessionary modification such as changes in repayment period, principal amount, repayment installment and reduction in rate of interest has been made and downgraded to non-performing. The restructuring of loans in the event of a natural disaster, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continue to be classified as standard restructured loans. Further, the Reserve Bank of India through its guidelines on Resolution Framework for COVID-19-related Stress dated August 6, 2020 and May 5, 2021, provides a prudential framework to implement a resolution plan in respect of eligible borrowers, while classifying such exposures as standard, subject to specified conditions.

The Bank has enhanced internal controls for the identification of non-performing assets, including the review of loan accounts for certain conditions primarily related to size, credit rating and number of days past due.

The Bank makes provisions on assets based on their classification as standard, sub-standard, doubtful or loss as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, the Bank makes provisions as per internal provisioning norms or host country regulations, whichever is higher. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions. The Bank’s United Kingdom subsidiary maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

In respect of non-retail loans reported as frauds to the Reserve Bank of India and classified in the doubtful category, the entire amount, without considering the value of security, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided for immediately. In the case of fraud in retail accounts, the entire amount is provided for immediately. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks.

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

Non-Performing Loans Strategy

In respect of non-viable non-performing loans, where borrowers have lost financial viability, we adopt an approach aimed at out-of-court settlements, enforcing collateral, driving consolidation and seeking resolution under the Insolvency and Bankruptcy Code under specific circumstances, which among other measures includes recovery through the sale of a borrower’s assets in a time-bound manner. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded we undertake charge-offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early stage solutions to incipient problems.

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

	At March 31,
Particulars	2023		2024		2024
	(in millions)
A. Consumer loans and credit card receivables(2)
Non-performing loans at the beginning of the fiscal year	Rs.	113,271	Rs.	102,541	US$	1,230
Addition: New non-performing loans during the year		124,751		147,378		1,768
Less: Upgrade(3)		(54,558)		(44,259)		(531)
Recoveries (excluding recoveries made from upgraded accounts)		(43,226)		(35,507)		(426)
Write-offs		(37,697)		(50,921)		(611)
Non-performing loans at the end of the fiscal year	Rs.	102,541	Rs.	119,232	US$	1,430
B. Commercial(4)
Non-performing loans at the beginning of the fiscal year	Rs.	232,243	Rs.	209,929	US$	2,519
Addition: New non-performing loans during the year		67,050		47,242		567
Less: Upgrade(3)		(36,192)		(48,040)		(576)
Recoveries (excluding recoveries made from upgraded accounts)		(43,914)		(32,602)		(391)
Write-offs		(9,258)		(16,153)		(194)
Non-performing loans at the end of the fiscal year	Rs.	209,929	Rs.	160,376	US$	1,925
C. Leasing and related activities
Non-performing loans at the beginning of the fiscal year	Rs.	—	Rs.	—	US$	—
Addition: New non-performing loans during the year		—		—		—
Less: Upgrade(3)		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—
Write-offs		—		—		—
Non-performing loans at the end of the fiscal year	Rs.	—	Rs.	—	US$	—
D. Total non-performing loans (A+B+C)
Non-performing loans at the beginning of the fiscal year	Rs.	345,514	Rs.	312,470	US$	3,749
Addition: New non-performing loans during the year		191,801		194,620		2,335
Less: Upgrade(3)		(90,750)		(92,299)		(1,107)
Recoveries (excluding recoveries made from upgraded accounts)		(87,140)		(68,109)		(817)
Write-offs		(46,955)		(67,074)		(805)
Non-performing loans at the end of the fiscal year(4)	Rs.	312,470	Rs.	279,608	US$	3,355

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(4)	Includes working capital finance.

Gross additions to non-performing consumer loans increased from Rs. 124.8 billion in fiscal 2023 to Rs. 147.4 billion in fiscal 2024. In fiscal 2024, we upgraded non-performing consumer loans of Rs. 44.3 billion as compared to Rs. 54.6 billion in fiscal 2023. In fiscal 2024, we made recoveries against non-performing consumer loans of Rs. 35.5 billion (fiscal 2023: Rs. 43.3 billion) and wrote off non-performing loans amounting to Rs. 50.9 billion (fiscal 2023: Rs. 37.7 billion). Gross non-performing consumer loans increased from Rs. 102.5 billion at year-end fiscal 2023 to Rs. 119.2 billion at year-end fiscal 2024.

The gross additions to non-performing commercial loans decreased from Rs. 67.1 billion in fiscal 2023 to Rs. 47.2 billion in fiscal 2024. In fiscal 2024, we upgraded non-performing commercial loans amounting to Rs. 48.0 billion as compared to Rs. 36.2 billion in fiscal 2023 and made recoveries of non-performing commercial loans amounting to Rs. 32.5 billion in fiscal 2024 as compared to Rs. 43.9 billion in fiscal 2023. In fiscal 2024, commercial loans amounting to Rs. 16.2 billion were written-off, as compared to Rs. 9.3 billion in fiscal 2023, based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 209.9 billion at year-end fiscal 2023 to Rs. 160.4 billion at year-end fiscal 2024.

As a result of the above, our gross non-performing loans decreased by 10.5% from Rs. 312.5 billion at year-end fiscal 2023 to Rs. 279.6 billion at year-end fiscal 2024. Our net non-performing loans increased by 0.7% from Rs. 58.0 billion at year-end fiscal 2023 to Rs. 58.4 billion at year-end fiscal 2024. The net non-performing loans ratio remains same 0.5% at year-end fiscal 2024 and fiscal 2023.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 36.7 billion at March 31, 2024 as compared to Rs. 37.8 billion at March 31, 2023.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	93,266	Rs.	52,514	US$	630	(43.7%	)
Add: Loans restructured during the year		766		1,231		15	60.8
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		1,379		995		12	(27.8)
Less: Loans upgraded to standard category during the year		(3,956)		(1,144)		(14)	—
Less: Loans downgraded to non-performing category during the year		(20,717)		(3,887)		(47)	(81.2)
Less: Repayments/change in management/conversion to equity shares during the year		(18,224)		(14,029)		(168)	(23.0)
Gross restructured loans	Rs.	52,514	Rs.	35,680	US$	428	(32.1%	)
Provisions for restructured loans		(1,779)		(1,443)		(17)	(18.9)
Net restructured loans	Rs.	50,735	Rs.	34,237	US$	411	(32.5%	)
Average balance of net restructured loans(1)	Rs.	72,506	Rs.	42,685	US$	512	(41.1%	)
Gross loans	Rs.	11,094,954	Rs.	12,830,460	US$	153,953	15.6%
Net loans	Rs.	10,838,663	Rs.	12,607,762	US$	151,281	16.3%
Gross restructured loans as a percentage of gross loans		0.5%		0.3%
Net restructured loans as a percentage of net loans		0.5%		0.3%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.
(2)	In addition, the Bank holds general provision amounting to Rs. 9,034 million at year-end fiscal 2024 (year-end fiscal 2023: Rs. 12,825 million) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

In fiscal 2024, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating to Rs. 1.2 billion. Further, in fiscal 2024, restructured standard loans amounting to Rs. 3.9 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms. The gross outstanding standard restructured loans decreased from Rs. 52.5 billion at year-end fiscal 2023 to Rs. 35.7 billion at year-end fiscal 2024, and the net outstanding restructured loans decreased from Rs. 50.7 billion at year-end fiscal 2023 to Rs. 34.2 billion at year-end fiscal 2024.

The Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 2.5 billion at year-end fiscal 2024.

The aggregate gross non-performing and standard restructured loans decreased by Rs. 49.7 billion, or 13.6%, from Rs. 365.0 billion at year-end fiscal 2023 to Rs. 315.3 billion at year-end fiscal 2024. The aggregate net non-performing and restructured loans decreased by Rs. 16.1 billion, or 14.8%, from Rs. 108.7 billion at year-end fiscal 2023 to Rs. 92.6 billion at year-end fiscal 2024.

The Reserve Bank of India has issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At year-end fiscal 2024, loans amounting to Rs. 3.3 billion (at year-end fiscal 2023: Rs. 7.7 billion) were classified as standard.

The Bank’s Canadian subsidiary in 2018 adopted International Financial Reporting Standards 9 (IFRS 9) – Financial Instruments and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2024, the Bank’s Canadian subsidiary classified exposure of Rs. 102.4 billion as Stage-2 (March 31, 2023: Rs. 63.5 billion) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 0.8 billion (March 31, 2023: Rs. 0.9 billion) in fiscal 2024. The Stage-2 assets increased primarily in the mortgage portfolio due to decline in bureau scores of borrowers.

Provisions and contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	13,917	Rs.	7,050	US$	85	(49.3%	)
Provision for non-performing and other assets		(3,654)		9,636		116	N/M
Provision for standard assets		4,899		11,658		140	—
Others(1) …………………...		54,237		8,780		105	(83.8)
Total provisions and contingencies (excluding provision for tax)	Rs.	69,399	Rs.	37,124	US$	446	(46.5%	)

N/M – Not meaningful

(1)	Includes contingency provision amounting to Rs. 56.5 billion on a prudent basis for fiscal 2023.

Provisions and contingencies (excluding provision for tax) decreased by 46.5% from Rs. 69.4 billion in fiscal 2023 to Rs. 37.1 billion in fiscal 2024, primarily due to a decrease in other provisions and contingencies, partially offset by an increase in provision on non-performing and other assets.

Provision for non-performing and other assets increased from a write-back of Rs. 3.7 billion in fiscal 2023 to a provision of Rs. 9.6 billion in fiscal 2024. During fiscal 2024, there were higher net additions to non-performing assets primarily in retail and rural loans, partially offset by recoveries and upgrades in non-retail loans. During fiscal 2023, there were higher recoveries and upgrades from non-performing assets resulting in net write-back of provision, partially offset by an increase in provisioning rate for certain non-performing asset categories. During fiscal 2023, the Bank changed its provisioning norms on non-performing assets to make them more conservative. The provision coverage ratio (i.e., specific provisions against non-performing loans as a percentage of gross non-performing loans) decreased from 81.5% at March 31, 2023 to 79.1% at March 31, 2024.

Provision for investments decreased from a provision of Rs. 13.9 billion in fiscal 2023 to Rs. 7.1 billion in fiscal 2024. During fiscal 2024, ICICI Bank made a provision of Rs. 5.4 billion on its investments in Alternate Investment Funds pursuant to Reserve Bank of India guideline dated December 19, 2023, and provision on equity shares on conversion of loan. During fiscal 2023, the ICICI Bank primarily made a provision on debentures, equity shares on conversion of loan and additional provision made on security receipts.

Provision for standard assets increased from Rs. 4.9 billion in fiscal 2023 to Rs. 11.7 billion in fiscal 2024, primarily due to an increase in provision for standard assets of the Bank. Provision for standard assets of the Bank increased from Rs. 5.8 billion in fiscal 2023 to Rs. 11.6 billion in fiscal 2024, primarily due to an increase in domestic loans and upgrade of certain impaired loans to standard.

Other provisions decreased from Rs. 54.2 billion in fiscal 2023 to Rs. 8.8 billion in fiscal 2024. Provision for non-fund outstanding of the Bank increased from a write-back of Rs. 5.2 billion in fiscal 2023 to a provision of Rs. 0.3 billion in fiscal 2024. During fiscal 2023, the Bank made a contingency provision amounting to Rs. 56.5 billion on a prudent basis.

Provision for Tax

The provision for income tax expense increased from Rs. 117.9 billion in fiscal 2023 to Rs. 154.3 billion in fiscal 2024, primarily due to an increase in profit before tax. The effective tax rate increased marginally from 25.0% in fiscal 2023 to 25.1% in fiscal 2024.

Financial Position

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Cash and cash equivalents (1)	Rs.	1,364,565	Rs.	1,627,689	US$	19,531	19.3%
Investments		6,395,520		8,271,625		99,252	29.3
Advances (net of provisions)		10,838,663		12,607,762		151,281	16.3
Fixed assets		109,690		132,403		1,589	20.7
Other assets		875,454		976,409		11,716	11.5
Goodwill on consolidation		1,013		24,742		297	—
Total assets	Rs.	19,584,905	Rs.	23,640,630	US$	283,666	20.7%

(1)	Includes cash and balances with Reserve Bank of India, balances with banks and money at call and short notice.

(2)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, assets at year-end fiscal 2024 are not comparable with the assets at year-end fiscal 2023.

Our total assets increased by 20.7% from Rs. 19,584.9 billion at year-end fiscal 2023 to Rs. 23,640.6 billion at year-end fiscal 2024, primarily due to an increase investments, net advances and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents increased by 19.3% from Rs. 1,364.6 billion at year-end fiscal 2023 to Rs. 1,627.7 billion at year-end fiscal 2024, primarily due to an increase in balance with Reserve Bank of India to maintain cash reserve ratio, standing deposit facility lending to the Reserve Bank of India, term money lent in foreign currency and short term money lending in India, partially offset by a decrease in term money lending in India.

Investments

Total investments increased by 29.3% from Rs. 6,395.5 billion at year-end fiscal 2023 to Rs. 8,271.6 billion at year-end fiscal 2024.

Investments of the Bank increased from Rs. 3,623.3 billion at year-end fiscal 2023 to Rs. 4,619.4 billion at year-end fiscal 2024, primarily due to an increase in investments in Indian government securities, bonds and debentures, pass through certificates, certificate of deposits and equity investment in I-Process Services (India) Private Limited and ICICI Lombard General Insurance Company Limited.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 2,426.6 billion at year-end fiscal 2023 to Rs. 2,843.5 billion at year-end fiscal 2024. Investments held to cover linked liabilities increased from Rs. 1,440.6 billion at year-end fiscal 2023 to Rs. 1,648.4 billion at year-end fiscal 2024, primarily attributable to unrealized gains due to equity market performance during the year. Investments, other than investments held to cover linked liabilities, increased from Rs. 986.0 billion at year-end fiscal 2023 to Rs. 1,195.1 billion at year-end fiscal 2024, primarily attributable to net inflows into the fund.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 247.8 billion in fiscal 2023 to Rs. 315.6 billion in fiscal 2024, primarily due to an increase in investments in Indian government securities, partially offset by treasury bills.

Investments of ICICI Bank UK PLC increased from Rs. 52.1 billion at year-end fiscal 2023 to Rs. 57.7 billion at year-end fiscal 2024, primarily due to an increase in investments in corporate bonds and government securities, partially offset by decrease in treasury bills.

Investments of ICICI Bank Canada decreased from Rs. 34.7 billion at year-end fiscal 2023 to Rs. 27.6 billion at year-end fiscal 2024, primarily due to a decrease in investment in government bonds and bankers acceptance, partially offset by increase in treasury bills.

Total investments at year-end fiscal 2024 include investments of Rs. 479.7 billion held by ICICI Lombard General Insurance Company Limited.

Our total investment in Indian government securities increased by 27.7 % from Rs. 3,960.6 billion at year-end fiscal 2023 to Rs. 5,055.9 billion at year-end fiscal 2024.

At year-end fiscal 2024, the Bank had an outstanding net investment of Rs. 0.3 billion in security receipts issued by asset reconstruction companies as compared to Rs. 2.1 billion at year-end fiscal 2023. See also “Business—Overview of Our Products and Services—Investment Banking—Treasury”.

Classification of investments

Held-to-maturity

The amortized cost of our held-to-maturity portfolio increased from Rs. 3,418.1 billion at year-end fiscal 2023 to Rs. 4,442.6 billion at year-end fiscal 2024, primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized gain on the held-to-maturity portfolio decreased from Rs. 193.0 billion at year-end fiscal 2023 to Rs. 23.7 billion at year-end fiscal 2024. In fiscal 2024, investment in ICICI Lombard General Insurance Company Limited being a subsidiary, was classified as held-to-maturity and eliminated at consolidated level. Interest earned on the held-to-maturity debt portfolio increased from Rs. 204.4 billion in fiscal 2023 to Rs. 261.3 billion in fiscal 2024, primarily due to an increase in average portfolio and yield of government securities.

Available-for-sale

The amortized cost of our available-for-sale portfolio increased from Rs. 1,131.1 billion at year-end fiscal 2023 to Rs. 1,303.4 billion at year-end fiscal 2024. The investment in government securities increased from Rs. 624.8 billion at year-end fiscal 2023 to Rs. 671.4 billion at year-end fiscal 2024. The investments in corporate debt securities decreased from Rs. 217.2 billion at year-end fiscal 2023 to Rs. 205.0 billion at year-end fiscal 2024. Investments in other debt securities increased from Rs. 126.3 billion at year-end fiscal 2023 to Rs. 194.5 billion at year-end fiscal 2024. Investments in equity shares increased from Rs. 123.7 billion at year-end fiscal 2023 to Rs. 189.3 billion at year-end fiscal 2024. At year-end fiscal 2024, equity shares classified as available for sale amounting to Rs. 84.1 billion were held by ICICI Prudential Life Insurance Company Limited, Rs. 54.8 billion were held by ICICI Lombard General Insurance Company Limited and Rs. 40.8 billion were held by the Bank. Other investments (primarily include mutual fund units, security receipts, venture fund units and preference shares) increased from Rs. 39.1 billion at year-end fiscal 2023 to Rs. 43.4 billion at year-end fiscal 2024.

Net unrealized gain on debt investments was Rs. 5.9 billion at year-end fiscal 2024 as compared to a net unrealized loss of Rs. 0.9 billion at year-end fiscal 2023, primarily due to net unrealized gain on other debt securities and corporate debt securities. Net unrealized gain on equity securities increased from Rs. 53.9 billion at year-end fiscal 2023 to Rs. 91.3 billion at year-end fiscal 2024.

Net unrealized gain on other investments was Rs. 4.2 billion at year-end fiscal 2024 as compared to a net unrealized loss of Rs. 1.0 billion at year-end fiscal 2023, primarily due to increase in unrealized gain on equity mutual fund investments to Rs. 4.2 billion.

Held-for-trading

Investments in held-for-trading debt securities increased from Rs. 400.1 billion at year-end fiscal 2023 to Rs. 840.1 billion at year-end fiscal 2024, primarily due to an increase in investment in government securities, certificate of deposits, commercial paper and corporate bonds. Net unrealized gain on the held-for-trading portfolio decreased from Rs. 0.1 billion at year-end fiscal 2023 to an insignificant amount at year-end fiscal 2024.

Advances

Net advances increased by 16.3% from Rs. 10,838.7 billion at year-end fiscal 2023 to Rs. 12,607.8 billion at year-end fiscal 2024, primarily due to an increase in retail advances of ICICI Bank.

Net advances of the Bank increased by 16.2% from Rs. 10,196.4 billion at year-end fiscal 2023 to Rs. 11,844.1 billion at year-end fiscal 2024. Net retail advances of the Bank increased by 19.4% from Rs. 5,578.2 billion at year-end fiscal 2023 to Rs. 6,662.6 billion at year-end fiscal 2024. Net advances of the Bank’s overseas branches decreased by 1.9% from Rs. 341.1 billion at year-end fiscal 2023 to Rs. 334.5 billion at year-end fiscal 2024. See also “Business – Loan Portfolio”.

Net advances of ICICI Home Finance increased by 29.0% from Rs. 171.5 billion at year-end fiscal 2023 to Rs. 221.3 billion at year-end fiscal 2024, primarily due to disbursements of retail mortgage loans, partially offset by sell-down of retail mortgage loans.

Net advances of ICICI Bank UK PLC increased by 6.6% from Rs. 81.5 billion at year-end fiscal 2023 to Rs. 86.9 billion at year-end fiscal 2024, primarily due to an increase in trade facilities.

Net advances of ICICI Bank Canada increased by 2.1% from Rs. 314.9 billion at year-end fiscal 2023 to Rs. 321.6 billion at year-end fiscal 2024, primarily due to increase in corporate loans and overdrafts, personal loans and trade finance lending, partially offset by a decrease in insured and securitized mortgages.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 20.7% from Rs. 109.7 billion at year-end fiscal 2023 to Rs. 132.4 billion at year-end fiscal 2024.

Other assets increased from Rs. 875.5 billion at year-end fiscal 2023 to Rs. 976.4 billion at year-end fiscal 2024, primarily due to an increase in interest accrued on loans and investments, margin deposit paid for treasury products, partially offset by a decrease in rural infrastructure development fund and other related depo%sits, mark-to-market on foreign exchange and derivative transactions and trade receivables. The Bank is an active participant in the interest and foreign exchange derivative market. While the positive mark-to-market on such transactions are accounted in ‘Other Assets’, the negative mark-to-market on offsetting transactions are accounted in ‘Other Liabilities’. Other assets for fiscal 2024 include Rs. 134.6 billion related to ICICI Lombard General Insurance Company Limited.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Deposits	Rs.	12,108,322	Rs.	14,435,800	US$	173,216	19.2%
Borrowings(1)		1,890,618		2,074,280		24,889	9.7
Other liabilities		3,374,120		4,430,228		53,159	31.3
Total liabilities		17,373,060		20,940,308		251,264	20.5
Minority interest		66,867		138,884		1,667	—
Capital		13,968		14,047		169	0.6
Reserves and surplus(2)		2,131,010		2,547,391		30,566	19.5
Total liabilities and stockholders’ equity	Rs.	19,584,905	Rs.	23,640,630	US$	283,666	20.7%

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

(3)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the liabilities at year-end fiscal 2024 are not comparable with the liabilities at year-end fiscal 2023.

Our total liabilities (including capital, reserves and surplus and minority interest) increased by 20.7% from Rs. 19,584.9 billion at year-end fiscal 2023 to Rs. 23,640.6 billion at year-end fiscal 2024, primarily due to an increase in deposits and other liabilities.

Deposits

Deposits increased by 19.2% from Rs. 12,108.3 billion at year-end fiscal 2023 to Rs. 14,435.8 billion at year-end fiscal 2024.

Deposits of the Bank increased by 19.2% from Rs. 11,808.4 billion at year-end fiscal 2023 to Rs. 14,128.3 billion at year-end fiscal 2024. Term deposits increased by 27.7% from Rs. 6,395.8 billion at year-end fiscal 2023 to Rs. 8,169.5 billion at year-end fiscal 2024. Savings account deposits increased by 5.9% from Rs. 3,797.8 billion at year-end fiscal 2023 to Rs. 4,023.0 billion at year-end fiscal 2024 and current account deposits increased by 19.9% from Rs. 1,614.9 billion at year-end fiscal 2023 to Rs. 1,935.7 billion at year-end fiscal 2024. The current account and savings account deposits increased by 10.1% from Rs. 5,412.6 billion at year-end fiscal 2023 to Rs. 5,958.7 billion at year-end fiscal 2024. Deposits of overseas branches increased from Rs. 147.8 billion at year-end fiscal 2023 to Rs. 151.5 billion at year-end fiscal 2024. The total deposits of the Bank at year-end fiscal 2024 formed 91.9% of its funding (i.e., deposits and borrowings) as compared to 90.8% at year-end fiscal 2023. See also “Selected Statistical Information—Funding”.

Deposits of ICICI Bank Canada increased from Rs. 193.2 billion at year-end fiscal 2023 to Rs. 196.4 billion at year-end fiscal 2024, primarily due to an increase in current and term deposits.

Deposits of ICICI Bank UK PLC increased from Rs. 132.2 billion at year-end fiscal 2023 to Rs. 137.8 billion at year-end fiscal 2024, primarily due to an increase in corporate term and current deposits.

Average savings account deposits increased by 3.8% from Rs. 3,492.0 billion in fiscal 2023 to Rs. 3,625.7 billion in fiscal 2024. Average current account deposits increased by 11.4% from Rs. 1,376.2 billion in fiscal 2023 to Rs. 1,532.4 billion in fiscal 2024. Average current account and savings account deposits increased by 6.0% from Rs. 4,868.2 billion in fiscal 2023 to Rs. 5,158.1 billion in fiscal 2024. The average current account and savings account ratio was at 40.1% at year-end fiscal 2024 as compared to 44.6% at year-end fiscal 2023. Average current account and savings account deposits were 34.0% of the funding (i.e., deposits and borrowings) for fiscal 2024 as compared to 37.9% for fiscal 2023.

Borrowings

Borrowings increased by 9.7% from Rs. 1,890.6 billion at year-end fiscal 2023 to Rs. 2,074.3 billion at year-end fiscal 2024.

Borrowings of the Bank increased by 4.7% from Rs. 1,193.3 billion at year-end fiscal 2023 to Rs. 1,249.7 billion at year-end fiscal 2024, primarily due to an increase in foreign currency term money borrowings, refinance borrowings, call money borrowings in India and bullion borrowings, partially offset by a decrease in subordinated debt. Net borrowings of overseas branches increased from Rs. 258.1 billion at year-end fiscal 2023 to Rs. 295.7 billion at year-end fiscal 2024.

Borrowings of ICICI Securities Primary Dealership Company increased from Rs. 302.8 billion at year-end fiscal 2023 to Rs. 319.6 billion at year-end fiscal 2024, primarily due to an increase in borrowings under Liquidity Adjustment Facility (LAF) and repo borrowings.

Borrowings of ICICI Home Finance Company increased from Rs. 147.3 billion at year-end fiscal 2023 to Rs. 186.0 billion at year-end fiscal 2024, primarily due to an increase in bond borrowings, term loans from other banks and fixed deposits, partially offset by a decrease in commercial papers.

Borrowings of ICICI Securities Limited increased from Rs. 92.9 billion at year-end fiscal 2023 to Rs. 166.8 billion at year-end fiscal 2024, primarily due to an increase in short-term borrowings.

Borrowings of ICICI Bank UK PLC increased from Rs. 10.7 billion at year-end fiscal 2023 to Rs. 11.9 billion at year-end fiscal 2024, primarily due new repo borrowings.

Borrowings of ICICI Bank Canada decreased from Rs. 140.1 billion at year-end fiscal 2023 to Rs. 132.6 billion at year-end fiscal 2024, primarily due to a decrease in securitized borrowings.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiary. Other liabilities increased by 31.3% from Rs. 3,374.1 billion at year-end fiscal 2023 to Rs. 4,430.2 billion at year-end fiscal 2024. Liabilities on policies in force of our life insurance business increased by 17.8% from Rs. 2,388.7 billion at year-end fiscal 2023 to Rs. 2,813.2 billion at year-end fiscal 2024. Other liabilities of the Bank increased by 14.4% from Rs. 833.3 billion at year-end fiscal 2023 to Rs. 953.2 billion at year-end fiscal 2024, primarily due to an increase in total creditors and security deposits. Other liabilities at year-end fiscal 2024 include Rs. 503.2 billion related to ICICI Lombard General Insurance Company Limited.

Capital and reserves and surplus

Capital and reserves and surplus increased from Rs. 2,145.0 billion at year-end fiscal 2023 to Rs. 2,561.4 billion at year-end fiscal 2024, primarily due to the annual accretion to reserves and surplus out of profit, partially offset by payment of dividend.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements.”

Cash and cash equivalents increased by 19.3% from Rs. 1,364.6 billion at year-end fiscal 2023 to Rs. 1,627.7 billion at year-end fiscal 2024.

There was a net cash inflow from operating activities of Rs. 1,572.8 billion in fiscal 2024 as compared to a net cash outflow of Rs. 37.7 billion in fiscal 2023 primarily due to an increase in deposits and decrease in investments in fiscal 2024 as compared to fiscal 2023.

The net cash outflow from investing activities increased from Rs. 680.1 billion in fiscal 2023 to Rs. 1,459.3 billion in fiscal 2024, primarily due to higher net purchase of held-to-maturity securities.

The net cash inflow from financing activities decreased from Rs. 247.9 billion in fiscal 2023 to Rs. 137.6 billion in fiscal 2024, primarily due to an increase in repayment of long-term borrowings, partially offset by net increase in proceeds in short-term borrowings in fiscal 2024 as compared to fiscal 2023.

For a discussion of our results in fiscal 2023 compared to fiscal 2022 and certain comparative numbers in fiscal 2023, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2023 filed with the U.S Securities and Exchange Commission on July 28, 2023.

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

Guarantees

We have issued guarantees to support business requirements of certain of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. The guarantees are generally for a period not exceeding 10 years. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure.

Upon default by a client under the terms of the guarantee, the beneficiary may exercise its rights under the guarantees, and we are obligated to honor payments to the beneficiaries. Banks and financial institutions are beneficiaries for some of our financial guarantees, so as to enable clients to receive financial assistance from these banks and financial institutions. If our clients default on such loans, the banks and financial institutions may exercise their rights under the guarantee and we would be obligated to honor payments to them.

For additional details, see also note 22(o) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Commitments

Securitization

The Bank primarily securitizes retail loans through securitization transactions involving special purpose entities, usually constituted as trusts. After securitization of the loans, we continue to act as the servicing agent, maintain customer account relationships and service these set of loans transferred to the securitization trusts.

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

The total outstanding first loss credit enhancements at year-end fiscal 2024 were Rs. 0.7 billion and second loss credit enhancements were Rs. 0.7 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2024 was Rs. 1.2 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. The commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to continue to meet specified credit standards. For additional details, see also note 11 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

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

Total life insurance obligation at year-end fiscal 2024 was Rs. 6,094.14 billion.

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

Pension Obligations

The Bank provides pensions—deferred retirement plans—covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plans provide for monthly pension payments to these employees when they retire and are based on the respective employees’ years of service with the Bank, the applicable salary and a cost of living adjustment.

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

Regulatory Capital

The Bank is subject to the Basel III capital adequacy guidelines of the Reserve Bank of India applicable from April 1, 2013.

The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2024, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes a capital conservation buffer of 2.50% and a capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank (D-SIB). Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on the Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2023(1)		2024(1)		2024
	(in millions, except percentages)
Tier 1 capital	Rs.	1,884,171	Rs.	2,142,170	US$	25,704
Of which: Common equity Tier 1 capital		1,832,771		2,142,170		25,704
Tier 2 capital		78,652		100,104		1,201
Total capital	Rs.	1,962,823	Rs.	2,242,274	US$	26,905
Credit risk: risk-weighted assets	Rs.	8,936,530	Rs.	11,605,272	US$	139,252
Market risk: risk-weighted assets		688,087		836,497		10,037
Operational risk: risk-weighted assets		1,080,534		1,285,848		15,429
Total risk-weighted assets	Rs.	10,705,151	Rs.	13,727,617	US$	164,718
Common equity Tier 1 risk-based capital ratio		17.1%		15.6%
Tier 1 risk-based capital ratio		17.6%		15.6%
Tier 2 risk-based capital ratio		0.7%		0.7%
Total risk-based capital ratio		18.3%		16.3%

(1)	Post appropriation of proposed dividend

In fiscal 2024, capital funds (net of deductions) increased by Rs. 279.5 billion from Rs. 1,962.8 billion at year-end fiscal 2023 to Rs. 2,242.3 billion at year-end fiscal 2024, primarily due to an increase in retained earnings, partially offset by redemption of perpetual debt instruments and an increase in capital fund deduction consequent to ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited becoming subsidiaries of the Bank during fiscal 2024.

Risk-weighted assets relating to credit risk increased by Rs. 2,668.7 billion from Rs. 8,936.5 billion at year-end fiscal 2023 to Rs. 11,605.3 billion at year-end fiscal 2024, primarily due to an increase of Rs. 2,150.1 billion in risk-weighted assets for on-balance sheet assets and an increase of Rs. 518.6 billion in risk-weighted assets for off-balance sheet exposures. On-balance sheet risk-weighted assets increased primarily due to growth in advances and an increase in risk weight on certain categories of advances during the year. Off-balance sheet risk-weighted assets increased primarily due to an increase in non-fund exposures.

Risk-weighted assets relating to market risk increased by Rs. 148.4 billion from Rs. 688.1 billion at year-end fiscal 2023 to Rs. 836.5 billion at year-end fiscal 2024, primarily on account of investments in government securities during the year.

Risk-weighted assets relating to operational risk increased by Rs. 205.4 billion from Rs. 1,080.5 billion at March 31, 2023 to Rs. 1,285.9 billion at March 31, 2024. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

Consolidated capital adequacy position

Consolidation for regulatory capital calculations is based on the consolidated financial statements of the Bank and its subsidiaries, in line with the standards on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for regulatory capital calculations include subsidiaries, associates and joint ventures of the Bank, which carry on activities of a banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. Under the Basel III guidelines of the Reserve Bank of India, equity and other regulatory capital investments in the unconsolidated insurance and non-financial subsidiaries are deducted from consolidated regulatory capital of the group.

At year-end fiscal 2024, our total risk-based capital ratios at the consolidated level as per Basel III guidelines of the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 15.43%, Tier 1 risk-based capital ratio of 15.43% and total risk-based capital ratio of 16.14% against the current requirement of minimum common equity Tier 1 capital ratio of 8.20%, a minimum Tier 1 capital ratio of 9.70% and a minimum total capital ratio of 11.70% respectively.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually which determines the adequate level of capitalization required to meet regulatory norms and current and future business needs. The Bank also performs adequate stress testing, as determined by several stress scenarios. The internal capital adequacy assessment process is undertaken at both the stand alone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital.

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

Based on the internal capital adequacy assessment process, we determine the level of capital that needs to be maintained by considering the following factors in an integrated manner:

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

Liquidity Risk

Liquidity risk is the current and prospective risk arising out of an inability to meet financial commitments as they fall due, through available cash flows or through the sale of assets at fair market value. It includes both the risk of unexpected increases in the cost of funding an asset portfolio at appropriate maturities and the risk of being unable to liquidate a position in a timely manner at a reasonable price. We actively monitor our liquidity position and attempt to maintain adequate liquidity at all times. Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including interbank deposits. However, a large portion of our assets, primarily the corporate and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches.

The Bank promotes a continuous information flow and an active dialogue between the funding and borrowing divisions of the Bank to enable optimal liquidity management. A separate group is responsible for liquidity management. ICICI Bank is required to submit gap reports in rupee and other major currencies for domestic operations on a fortnightly basis to the Reserve Bank of India. The Bank prepares a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, the Bank monitor its liquidity coverage ratio on a daily basis and certain other liquidity ratios on a fortnightly basis. ICICI Bank has a liquidity contingency plan in place, through which the Bank monitors key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

Sources of Funding and Liquidity

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of certificate of deposits, borrowings in the short-term interbank market, through refinance agencies and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility and marginal standing facility, which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. ICICI Bank also has the option of managing liquidity by borrowing in the interbank market on a short-term basis. The overnight market, which is a significant part of the interbank market, is susceptible to volatile interest rates. These interest rates on certain occasions have reached highs of 100.0% and above. To curtail reliance on such volatile funding sources, our Asset Liability Management Policy stipulates daily limits for borrowing and lending in this market. ICICI Securities Primary Dealership also relies on the repo market and interbank market for its funding requirements. It is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer, also has access to the standing liquidity facility from Reserve Bank of India and any liquidity adjustment facility as and when announced by Reserve Bank of India.

Our gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA- and above), other money market investments such as commercial papers and certificates of deposits and mutual fund investments. The Bank deducts short-term money-market borrowings (borrowings with contractual maturity up to 30 days) from the aggregate of these assets to determine net liquid assets.

The Bank maintains a significant portion of liquid assets in forms required pursuant to regulatory reserve requirements laid down of the Reserve Bank of India related to maintaining liquidity to meet our demand and time liabilities. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. At year-end fiscal 2024, the cash reserve ratio requirement percentage specified by the Reserve Bank of India was 4.5% of a bank’s net demand and time liabilities. In addition, cash reserves may not fall below 90% of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2024, the statutory liquidity ratio requirement percentage was 18.0%. Banks are permitted to avail liquidity facility against eligible securities under a special facility under the ‘Facility to Avail Liquidity for Liquidity Coverage Ratio’. Further, banks can borrow funds at their discretion by dipping into their statutory liquidity ratio to the extent allowed under the marginal standing facility. As per the Reserve Bank of India guidelines, the carve-out from the statutory liquidity ratio under the “facility to avail liquidity for liquidity coverage ratio” was 16.0% of net demand and time liabilities at year-end fiscal 2024. For the marginal standing facility, the carve out is 2.0% of net demand and time liabilities.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards including the liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. As per the Reserve Bank of India guidelines, the liquidity coverage ratio has been made applicable to Indian banks on a standalone as well as consolidated basis with a minimum requirement of 100.0% at year-end fiscal 2024. The liquidity coverage ratio requirement is met by investments in high quality liquid assets. It primarily includes government securities, in excess of mandatory statutory liquidity ratio and better-rated corporate bonds. High quality liquid assets also includes specified portion of mandatory statutory liquidity ratio requirement held in the form of government securities under the "facility to avail liquidity for liquidity coverage ratio” and “marginal standing facility” as specified by the Reserve Bank of India from time to time. The liquidity coverage ratio disclosure for the three months ended March 31, 2024 is based on a simple average of daily observations. The liquidity coverage ratio of the Group, for the three months ended March 31, 2024 was 120.7%.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. The net stable funding ratio of the Group, at the year-end fiscal 2024 was 125.9%.

In order to enhance liquidity resilience of the Bank, the Reserve Bank of India issued its draft guidelines on Basel III framework on liquidity standards - Liquidity Coverage Ratio - Review of haircuts on High Quality Liquid Assets and run-off rates on certain categories of deposits on July 25, 2024. Technology has facilitated ability to make instantaneous bank transfers and withdrawals, leading to increase in risks, requiring proactive management. Based on the draft guidelines, retail deposits with internet and mobile banking facilities are assigned additional run-off factors and level 1 high quality liquid assets denominated in government securities will attract haircuts in line with the circular for liquidity adjustment facility and marginal standing facility.

The Bank maintains liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirements. Throughout fiscal 2024, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2023		Fortnightly average for fiscal 2024		At March 31, 2024
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	3,105.5	Rs.	3,446.0	Rs.	3,803.7
Balance with central banks and current accounts with other banks		883.8		805.7		1,010.6
Other liquid assets		593.6		503.5		797.6
Gross liquid assets		4,582.9		4,755.2		5,611.9
(Less) Short-term borrowings		10		4.3		4.5
Net liquid assets	Rs.	4,572.9	Rs.	4,750.9	Rs.	5,607.4

ICICI Bank held net liquid assets totaling to Rs. 5,607.4 billion at year-end fiscal 2024, compared to Rs. 4,572.9 billion at year-end fiscal 2023. In fiscal 2024, the Bank held fortnightly average net liquid assets of Rs. 4,750.9 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2024, the Bank also held other fixed income non-government securities totaling to Rs. 0.4 billion compared to Rs. 4.4 billion at year-end fiscal 2023.

Under local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other Group entities (i.e., those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount). Accordingly, surplus liquidity maintained at those branches can be utilized at other Group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2024, such overseas branches of the Bank held net liquid assets of Rs. 130.0 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 5,607.4 billion.

ICICI Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repo and reverse repo transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates interest rates applicable to fixed rate repo transactions, fixed rate reverse repo transactions agreements and its marginal standing facility, which are known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, the Reserve Bank of India also conducts variable rate repo or reverse repo auctions, rates for which are arrived through competitive bidding. On April 8, 2022, the Reserve Bank of India operationalized a new standing deposit facility, which replaced the fixed rate reverse repo as the floor of the liquidity adjustment facility corridor at 25 basis points below the policy repo rate. At year-end fiscal 2024, the Reserve Bank of India repo rate, fixed rate reverse repo rate, standing deposit facility and marginal standing facility rate were 6.5%, 3.35%, 6.25% and 6.75% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. At year-end fiscal 2024, under the marginal standing facility, in addition to the eligible securities the Bank holds in excess of the statutory requirement, the Bank could borrow overnight up to 2.0% of its net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repo transactions with other market counterparties. Banks may enter into repo transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2024, ICICI Bank had government securities amounting to Rs. 1,607.5 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The loan portfolio at the Bank’s overseas branches as a proportion of the total portfolio has declined from 3.3% at year-end fiscal 2023 to 2.8% at year-end fiscal 2024. ICICI Bank has a well-defined borrowing program for its overseas operations. The incremental wholesale borrowings are primarily in the form of interbank and money market borrowings. The Bank also raises refinancing from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also raises deposit liabilities, in accordance with the regulatory framework of the host country.

ICICI Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time. The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

The successful management of credit, market and operational risk is an important consideration in managing liquidity risk, because the management of these risks affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction or withdrawal of in our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions (particularly longer-term transactions) and derivatives transactions, or retain our customers. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.”

To meet expected and unexpected borrowings requirements, in respect of the Bank’s domestic operations, it may enter into collateralized borrowings in the form of repo transactions with the Reserve Bank of India, through Clearing Corporation of India Limited (a centralized clearing counterparty), or with market counterparties, against securities eligible for the statutory liquidity ratio. In general, the market value of securities sold for any such repo is higher than the value of the cash received, the difference being referred to as a haircut. The Reserve Bank of India has stipulated the haircut applicable for all such repos with the Reserve Bank of India. In case of borrowings from products settled through Clearing Corporation of India Limited, members of Clearing Corporation of India Limited’s repo segment are required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time, which acts as a cushion against any fall in the value of the underlying collateral.

Further, the Bank is also a member in the triparty repo segment and it may enter into collateralized borrowings in the form of repo transactions on the Triparty Repo Order Matching Platform provided by Clearcorp Dealing Systems (India) Ltd., a wholly owned subsidiary of Clearing Corporation of India Limited. Clearing Corporation of India Limited also performs the roles and responsibilities of a Triparty Repo Agent, in terms of Repurchase transactions (Repo) (Reserve Bank) Directions, 2018 as amended from time to time. The triparty repo agent has stipulated the haircuts for the eligible securities for borrowing through its platform and the market value of collateral required for any such loan is higher than the value of the loan.

The Bank holds sufficient securities to meet additional collateral requirements if necessary, systems and processes in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund and Tri-party repo margin account, to support the settlement of transactions.

Further, in case of any emergency requirement, additional securities may be transferred to our Securities Guarantee Fund/collateralized borrowing and lending obligations margin account on a T+0 basis. For corporate bond repos, the value of the securities is computed after applying the minimum haircut as stipulated by the clearing house or as bilaterally agreed upon with our counterparties depending upon the credit rating of the underlying security. The Bank also deals with central counterparties for settlement of government securities outright and repo transactions, foreign exchange transactions, interest rate and currency derivatives for which it needs to contribute towards margin obligations. The Bank may be required to post additional collateral under letter of credit, stand-by letter of credit, bank guarantee and unfunded risk participation agreements if our external credit rating is downgraded.

In respect of overseas branch operations, generally, the collateral requirements are applicable for transactions which are cleared through clearing houses, bilateral transactions executed under International Swaps and Derivatives Association Credit Support Annex and International Swaps and Derivatives Association Global Master Repo Agreement. The Asset Liability Management Committee has approved a framework for accepting covenants linked to a credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements. A stress scenario has been formulated, which is linked to potential outflows due to a breach of rating downgrade covenants.

Off-balance sheet items including funding commitments impact the liquidity of the Bank. The Bank analyzes the behavioral profile of various components of the off-balance sheet items. The behavioral analysis includes potential cash flows from off-balance sheet activities, such as draw down under loan commitments, contingent liabilities and market related transactions. We consider the impact of these cash flows in various liquidity risk reports.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and a discussion paper issued by the Reserve Bank of India, derivative transactions are subject to margin-reset provisions and any resulting collateral exchange is governed by the Credit Support Annex. The Bank has entered into a Credit Support Annex, which would require maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through qualified central counterparties including the clearing corporation of India and other exchange houses as well as for transactions covered under the Credit Support Annex. We consider the potential outflows on account of such transactions based on the look-back approach prescribed in the Reserve Bank of India guidelines.

Volatility in the international debt markets may constrain our international borrowings. As of March 31, 2024, the Bank did not have any borrowing linked to credit downgrade covenants which would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by the UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada has internally capped this credit exposure at CAD 150 million (32.4% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150 million can be increased to a maximum of 75% of capital depending on the credit quality of the Group or Connection. In fiscal 2024, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable for ICICI Bank UK PLC, a bank shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the bank’s Tier 1 capital or GBP 130 million, whichever the higher. ICICI Bank UK PLC has a total capital base of US$ 361.4 million at year-end fiscal 2024 which was higher than the regulatory requirement. Additionally, ICICI Bank UK PLC stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, counterparty and large exposures.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2022
	Cost at year-end fiscal 2022		Additions/transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2022
	(in millions)
Premises	Rs.	95,782	Rs.	3,335(1)	Rs.	(4,771)	Rs.	(23,514)	Rs.	70,832	US$	850
Other fixed assets (including furniture and fixtures)		97,137		15,252		(13,605)		(66,817)		31,968		384
Assets given on lease		17,735		156		—		(14,636)		3,255		39
Total	Rs.	210,654	Rs.	18,743	Rs.	(18,376)	Rs.	(104,967)	Rs.	106,055	US$	1,273

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,743 million.

	Fiscal 2023
	Cost at year-end fiscal 2023		Additions transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2023
	(in millions)
Premises	Rs.	94,346	Rs.	2,793(1)	Rs.	(2,799)	Rs.	(25,545)	Rs.	68,795	US$	825
Other fixed assets (including furniture and fixtures)		98,785		18,437		(6,220)		(73,174)		37,828		454
Assets given on lease		17,891		12		—		(14,836)		3,067		37
Total	Rs.	211,022	Rs.	21,242	Rs.	(9,019)	Rs.	(113,555)	Rs.	109,690	US$	1,316

(1)	Includes gain on revaluation recorded through reserve of Rs. 812 million.

	Fiscal 2024
	Cost at year-end fiscal 2024		Additions/ transfers/revaluations		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2024
	(in millions)
Premises	Rs.	94,340	Rs.	9,806(1)	Rs.	(1,171)	Rs.	(28,099)	Rs.	74,876	US$	898
Other fixed assets (including furniture and fixtures)		111,003		42,595		(4,553)		(94,384)		54,661		656
Assets given on lease		17,902		1		(3)		(15,034)		2,866		34
Total	Rs.	223,245	Rs.	52,402	Rs.	(5,727)	Rs.	(137,517)	Rs.	132,403	US$	1,588

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,195 million.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2024 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2024, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, or co-operative societies. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 75 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited, ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent estimated at the entity level.

Framework for Transfer Pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and a specific charge for directed lending to certain priority sectors. Current account and savings account deposits are transfer priced at rates linked to the interest rate on savings account deposits. For term deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current account and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for the purpose of segmental reporting.

Fiscal 2024 compared with Fiscal 2023

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Retail Banking	Rs.	175,337	Rs.	188,492	US$	2,134	53.8%
Wholesale Banking		157,858		199,717		2,396	26.5
Treasury		140,372		146,409		1,757	4.3
Other Banking		10,014		16,384		197	63.6
Life Insurance		8,969		9,232		111	2.9
Others(1)		42,024		62,302		748	48.3
Inter-Segment adjustments		(15,509)		(18,193)		(218)	17.3
Share of profit from associates(1)		9,983		10,738		129	7.6
Unallocated expenses		(56,500)		—		—	N/M
Profit before tax	Rs.	472,548	Rs.	615,081	US$	7,382	30.2%

N/M – Not meaningful

1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Private Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024.

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our retail banking segment.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Net interest income	Rs.	317,100	Rs.	387,324	US$	4,648	22.1%
Other income		121,877		136,921		1,643	12.3
Total income		438,977		524,245		6,291	19.4
Operating expenses		240,344		283,844		3,406	18.1
Profit before provisions		198,633		240,401		2,885	21.0
Provisions		23,296		51,909		623	N/M
Profit before tax	Rs.	175,337	Rs.	188,492		US$ 2,262	7.5%

N/M – Not meaningful

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities for our retail banking segment.

	Outstanding balance at March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Advances	Rs.	5,765,239	Rs.	6,901,522	US$	82,812	19.7%
Deposits		8,587,318		9,819,674		117,827	14.4

The profit before tax of the retail banking segment increased by 7.5% from Rs. 175.3 billion in fiscal 2023 to Rs. 188.5 billion in fiscal 2024, primarily due to an increase in net interest income and other income, partially offset by an increase in operating expenses and provisions.

Net interest income increased by 22.1% from Rs. 317.1 billion in fiscal 2023 to Rs. 387.3 billion in fiscal 2024, primarily due to an increase in yield and growth in the average loan portfolio.

Other income increased by 12.3% from Rs. 121.9 billion in fiscal 2023 to Rs. 136.9 billion in fiscal 2024, primarily due to an increase in fees from credit card portfolio and lending linked fees.

Operating expenses increased by 18.1% from Rs. 240.3 billion in fiscal 2023 to Rs. 283.8 billion in fiscal 2024, primarily due to an increase in employee expenses, direct marketing agency expenses and technology related expenses.

Provisions (net of write-back) increased from Rs. 23.3 billion in fiscal 2023 to Rs. 51.9 billion in fiscal 2024, primarily due to higher net additions to non-performing assets in retail and rural loans. During fiscal 2023 there were higher recoveries and upgrades from non-performing assets resulting in lower provisioning requirement.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our wholesale banking segment.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Net interest income	Rs.	150,003	Rs.	192,088	US$	2,305	28.1%
Other income		55,492		68,570		823	23.6
Total income		205,495		260,658		3,128	26.8
Operating expenses		67,489		83,058		997	23.1
Profit before provisions		138,006		177,600		2,131	28.7
Provisions		(19,852)		(22,117)		(265)	11.4
Profit before tax	Rs.	157,858	Rs.	199,717	US$	2,396	26.5%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities for our wholesale banking segment.

	Outstanding balance at March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Advances	Rs.	4,146,135	Rs.	4,607,263	US$	55,283	11.1%
Deposits		3,209,497		4,258,587		51,099	32.7

The profit before tax of the wholesale banking segment increased by 26.5% from Rs. 157.9 billion in fiscal 2023 to Rs. 199.7 billion in fiscal 2024, primarily due to an increase in net interest income, other income and higher recoveries on non-performing loans, partially offset by an increase in operating expenses.

Net interest income increased by 28.1% from Rs. 150.0 billion in fiscal 2023 to Rs. 192.1 billion in fiscal 2024, primarily due to a growth in average loan portfolio and increase in yield.

Other income increased by 23.6% from Rs. 55.5 billion in fiscal 2023 to Rs. 68.6 billion in fiscal 2024, primarily due to an increase in income from foreign exchange and derivative transactions and commercial banking fees.

Operating expenses increased by 23.1% from Rs 67.5 billion in fiscal 2023 to Rs. 83.1 billion in fiscal 2024, primarily due to an increase in employee expenses and technology related expenses.

Write-back of provision increased from Rs. 19.9 billion in fiscal 2023 to Rs. 22.1 billion in fiscal 2024, primarily due to higher recoveries and upgrades from non-retail non-performing assets. See also “Operating and Financial Review and Prospects—Other Income—Provisions and contingencies (excluding provision for tax)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax for our treasury segment.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Net interest income	Rs.	147,901	Rs.	153,886	US$	1,846	4.0%
Other income		26,516		30,309		364	14.3
Total income		174,417		184,195		2,210	5.6
Operating expenses		17,905		20,711		249	15.7
Profit before provisions		156,512		163,484		1,961	4.5
Share of profit from associates		9,983		10,738		129	7.6
Provisions		6,157		6,337		76	2.9
Profit before tax	Rs.	140,372	Rs.	146,409	US$	1,756	4.3%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities for our treasury segment.

	Closing balance at March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Investments	Rs.	3,667,972	Rs.	4,677,377	US$	56,124	27.5%
Borrowings		1,193,255		1,249,676		14,995	4.7

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment increased by 4.3% from Rs. 140.4 billion in fiscal 2023 to Rs. 146.4 billion in fiscal 2024, primarily due to an increase in net interest income and other income, partially offset by an increase in operating expenses.

Net interest income increased by 4.0% from Rs. 147.9 billion in fiscal 2023 to Rs. 153.9 billion in fiscal 2024, primarily due to an increase in average investment portfolio.

Other income increased by 14.3% from Rs. 26.5 billion in fiscal 2023 to Rs. 30.3 billion in fiscal 2024. The dividend from subsidiaries and joint ventures was Rs. 20.7 billion in fiscal 2024, compared to Rs. 17.8 billion in fiscal 2023. There was a gain on government securities and other fixed income positions of Rs. 4.1 billion in fiscal 2024, primarily due to softening of yields on government securities during the period as compared to a loss of Rs. 1.0 billion in fiscal 2023. Additionally, fiscal 2024 includes the transfer of accumulated translation loss of Rs. 3.4 billion related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to the profit and loss account.

Operating expenses increased by 15.7% from Rs. 17.9 billion in fiscal 2023 to Rs. 20.7 billion in fiscal 2024, primarily due to an increase in premium paid towards purchase of priority sector lending certificates and employee expenses.

Provisions on investments increased marginally from Rs. 6.2 billion in fiscal 2023 to Rs. 6.3 billion in fiscal 2024. During fiscal 2024, the Bank made provision amounting to Rs. 5.4 billion on its investments in Alternative Investment Funds (AIFs), pursuant to Reserve Bank of India guidelines dated December 19, 2023. During fiscal 2023, the Bank has made an additional provision of Rs. 3.1 billion on security receipts.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our other banking segment.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Net interest income	Rs.	15,793	Rs.	22,800	US$	274	44.4%
Other income		4,240		5,382		65	26.9
Total income		20,033		28,182		339	40.7
Operating expenses		8,899		11,105		133	24.8
Profit before provisions		11,134		17,077		206	53.4
Provisions		1,120		693		8	(38.1)
Profit before tax	Rs.	10,014	Rs.	16,384	US$	198	63.6%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities for our other banking segment.

	Outstanding balance on March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Advances	Rs.	681,405	Rs.	743,794	US$	8,925	9.2%
Investments		86,751		85,250		1,023	(1.7)
Deposits		337,012		384,131		4,609	14.0
Borrowings	Rs.	150,749	Rs.	144,510	US$	1,734	(4.1)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of the other banking segment increased by 63.6% from Rs. 10.0 billion in fiscal 2023 to Rs. 16.4 billion in fiscal 2024, primarily due to an increase in net interest income, other income and a decrease in provisions, partially offset by an increase in operating expenses.

Net interest income increased by 44.4% from Rs. 15.8 billion in fiscal 2023 to Rs. 22.8 billion in fiscal 2024. Net interest income of ICICI Bank Canada increased from Rs. 5.3 billion in fiscal 2023 to Rs. 7.3 billion in fiscal 2024, primarily due to higher interest income on commercial loans, residential mortgages and commercial mortgages primarily due to increase in benchmark interest rates partially offset by an increase in interest expense on customer deposits on account of repricing of deposits at higher benchmark rates compared to the previous period. Net interest income of ICICI Bank UK PLC increased from Rs. 4.2 billion in fiscal 2023 to Rs. 5.5 billion in fiscal 2024, primarily due to an increase in yield on interest earning assets on account of increase in base rate, partially offset by an increase in interest expenses due to higher benchmark interest rates. Net interest income of the Bank’s other banking business increased from Rs. 6.3 billion in fiscal 2023 to Rs. 9.8 billion in fiscal 2024.

Other income increased by 26.9% from Rs. 4.2 billion in fiscal 2023 to Rs. 5.4 billion in fiscal 2024, primarily due to an increase in other income of banking subsidiaries, partially offset by a decrease in other income of our other banking segment. Other income of ICICI Bank Canada increased from Rs. 1.6 billion in fiscal 2023 to Rs. 2.0 billion in fiscal 2024. Other income of ICICI Bank UK PLC increased from Rs. 0.6 billion in fiscal 2023 to Rs. 1.5 billion in fiscal 2024. Other income of our other banking segment decreased from Rs. 2.1 billion in fiscal 2023 to Rs. 1.9 billion in fiscal 2024.

Operating expenses increased by 24.8% from Rs. 8.9 billion in fiscal 2023 to Rs. 11.1 billion in fiscal 2024, primarily due to an increase in operating expenses of the banking subsidiaries. Operating expenses of other banking segment of the Bank increased from Rs. 3.0 billion in fiscal 2023 to Rs. 3.7 billion in fiscal 2024. Operating expenses of ICICI Bank Canada increased from Rs. 2.9 billion in fiscal 2023 to Rs. 3.5 billion in fiscal 2024. Operating expenses of ICICI Bank UK PLC increased from Rs. 3.0 billion in fiscal 2023 to Rs. 3.9 billion in fiscal 2024.

Provisions decreased from Rs. 1.1 billion in fiscal 2023 to Rs. 0.7 billion in fiscal 2024. Provisions of our other banking segment of the Bank decreased from Rs. 555 million in fiscal 2023 to Rs. 300 million in fiscal 2024. ICICI Bank Canada made a provision of Rs. 147 million in fiscal 2023, compared to a write-back of Rs. 82 million is fiscal 2024. Provisions of our subsidiary in the UK increased from Rs. 513 million in fiscal 2023 to Rs. 580 million in fiscal 2024.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax for our life insurance segment.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Premium earned	Rs.	399,328	Rs.	Rs. 432,357	US$	5,188	8.3%
Premium on re-insurance ceded and accepted		(13,732)		(14,760)		(177)	7.5
Net premium earned		385,596		417,597		5,011	8.3
Other income		27,698		28,055		337	1.3
Investment income		64,544		96,827		1,162	50.0
Total income		477,838		542,479		6,510	13.5
Commission paid		18,639		37,220		447	99.7
Claims/benefits paid		53,427		69,204		830	29.5
Operating expenses		48,683		43,073		517	(11.5)
Total expenses		120,749		149,497		1,794	23.8
Transfer to linked funds		179,008		189,030		2,268	5.6
Provisions for policy holder liabilities (non-linked)		169,112		194,720		2,336	15.1
Profit before tax	Rs.	8,969	Rs.	9,232	US$	112	2.9%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities for our life insurance segment.

	Outstanding balance on March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Investments	Rs	986,010	Rs	1,195,060	US$	14,340	21.2%
Assets held to cover linked liabilities		1,440,581		1,648,424		19,780	14.4
Liabilities on life policies	Rs	2,388,674	Rs	2,813,183	US$	33,755	17.8%

The profit before tax of ICICI Prudential Life Insurance Company increased by 2.9% from Rs. 897 million in fiscal 2023 to Rs. 923 million in fiscal 2024, primarily due to an increase in premium earned and an increase in investment income in the shareholder segment due to favorable market conditions.

The total premium income of ICICI Prudential Life Insurance Company increased by 8.3% from Rs. 399.3 billion in fiscal 2023 to Rs. 432.4 billion in fiscal 2024, primarily due to an increase in retail renewal premium and group premium. Net retail renewal premium increased by 9.0% from Rs. 223.8 billion in fiscal 2023 to Rs. 244.0 billion in fiscal 2024. Net group premium increased by 15.9% from Rs. 86.2 billion in fiscal 2023 to Rs. 99.9 billion in fiscal 2024.

Other income of ICICI Prudential Life Insurance Company increased by 1.3% from Rs. 27.7 billion in fiscal 2023 to Rs. 28.1 billion fiscal 2024.

Investment income of ICICI Prudential Life Insurance Company increased by 50.0% from Rs. 64.5 billion in fiscal 2023 to Rs. 96.8 billion in fiscal 2024, primarily due to an increase in profit on sale of investments and interest income.

Commission expenses of ICICI Prudential Life Insurance Company increased by 99.7% from Rs. 18.6 billion in fiscal 2023 to Rs. 37.2 billion in fiscal 2024, primarily due to an increase in new business commission and rewards.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 29.5% from Rs. 53.4 billion in fiscal 2023 to Rs. 69.2 billion in fiscal 2024, primarily due to an increase in death claims, maturity claims and survival claims.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company increased by 5.6% from Rs. 179.0 billion in fiscal 2023 to Rs. 189.0 billion in fiscal 2024, primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities increased from Rs. 169.1 billion in fiscal 2023 to Rs. 194.7 billion in fiscal 2024.

Employee expenses increased from Rs. 14.5 billion in fiscal 2023 to Rs. 16.4 billion in fiscal 2024. Other operating expenses decreased from Rs. 34.3 billion in fiscal 2023 to Rs. 26.7 billion in fiscal 2024, primarily due to lower advertisement cost.

Others

The “Others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited and ICICI Lombard General Insurance Company Limited. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024.

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

The following table sets forth, for the periods indicated, the principal components of profit before tax for our Other segment.

	Year ended March 31,
	2023		2024		2024		2024/2023 % change
	(in millions, except percentages)
Net interest income	Rs.	15,281	Rs.	24,427	US$	293	59.9%
Other income		57,004		94,186		1,130	65.2
Total income		72,285		118,613		1,423	64.1
Operating expenses		29,630		55,937		671	88.8
Operating profit before provisions		42,655		62,676		752	46.9
Provision and contingencies		631		374		4	(40.7)
Profit before tax	Rs.	42,024	Rs.	62,302	US$	748	48.3%

The profit before tax of the Others segment increased by 48.3% from Rs. 42.0 billion in fiscal 2023 to Rs. 62.3 billion in fiscal 2024, primarily due to an increase in profit before tax of ICICI Securities Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

Net interest income increased by 59.9% from Rs. 15.3 billion in fiscal 2023 to Rs. 24.4 billion in fiscal 2024, primarily due to an increase in net interest income of our securities broking subsidiary, general insurance subsidiary, housing finance subsidiary and primary dealership subsidiary.

Other income increased by 65.2% from Rs. 57.0 billion in fiscal 2023 to Rs. 94.2 billion in fiscal 2024, primarily due to an increase in brokerage income of our securities broking subsidiary, higher trading gains in our primarily dealership subsidiary and an increase in management fees from equity and hybrid scheme, Alternate Investment Fund (AIFs) and Portfolio Management Services (PMS) of our asset management subsidiary.

Operating expenses increased by 88.8% from Rs. 29.6 billion in fiscal 2023 to Rs. 55.9 billion in fiscal 2024, primarily due to an increase in other operating expenses of our housing finance subsidiary, asset management subsidiary and securities broking subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 15.2 billion in fiscal 2023 to Rs. 23.1 billion in fiscal 2023 primarily due to an increase in fee income and net interest income, partially offset by increase in staff cost and other administrative expenses.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 20.1 billion in fiscal 2023 to Rs. 24.3 billion in fiscal 2024, primarily due to an increase in income from fund operations, partially offset by a decrease in other income and an increase in staff cost and other administrative expenses.

The profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 1.7 billion in fiscal 2023 to Rs. 5.6 billion in fiscal 2024, primarily due to an increase in other income and net interest income, partially offset by an increase in staff cost and other administrative expenses.

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 4.9 billion in fiscal 2023 to Rs. 7.1 billion in fiscal 2024, primarily due to an increase in net interest income and fee income and decrease in provision, partially offset by an increase in operating expenses.

Total profit before tax for fiscal 2024 from other segments includes profit before tax of Rs. 2.2 billion from ICICI Lombard General Insurance Company Limited. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024.

Unallocated Expenses

During fiscal 2023, the Bank on a prudent basis made an additional contingency provision of Rs. 56.5 billion, to further strengthen the balance sheet. The contingency provision was not allocated to any segment and included in unallocated.

For a discussion of our results in fiscal 2023 compared to fiscal 2022 and certain comparative numbers in fiscal 2022, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2023 filed with the U.S Securities and Exchange Commission on July 28, 2023.

Reconciliation of Net Profit (after minority interest) between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2024, fiscal 2023 and fiscal 2022 that would result from the application of U.S. GAAP instead of Indian GAAP.

During fiscal 2024, the Bank re-acquired control in ICICI Lombard General Insurance Company Limited. Accordingly, the existing investments in ICICI Lombard General Insurance Company Limited were fair valued on the date of acquisition of control based on the closing market price of shares of ICICI Lombard General Insurance Company Limited. During fiscal 2024, ICICI Prudential Life Insurance Company Limited implemented ASU 2018-12- Long Duration Targeted improvements for insurance contracts.

Consolidated net income attributable to the shareholders of ICICI Bank under U.S. GAAP increased from Rs. 250.0 billion in fiscal 2023 to Rs. 613.8 billion in fiscal 2024, while profit after tax attributable to the shareholders of ICICI Bank under Indian GAAP increased from Rs. 340.4 billion in fiscal 2023 to Rs. 442.6 billion in fiscal 2024. This was primarily due to impairment allowance amounting to Rs. 122.0 billion recognized in fiscal 2023 on investments in ICICI Lombard General Insurance Company Limited under U.S. GAAP and fair value gain amounting to Rs. 140.2 billion on existing investments in ICICI Lombard General Insurance Company Limited due to acquisition of control in fiscal 2024.

The difference in accounting for the allowances of credit losses resulted in a lower net income by Rs. 53.2 billion in fiscal 2024 (fiscal 2023: higher net income by Rs. 15.6 billion) under U.S. GAAP as compared to Indian GAAP, primarily due to recognition of lifetime allowances of credit losses on incremental performing loans originated in fiscal 2024. Further, during fiscal 2024, there were upgrades/recoveries in certain impaired loans where the reversal of allowance of credit loss on these loans was higher under Indian GAAP as compared to reversal of allowance of credit loss under U.S. GAAP, resulting in lower net income under U.S. GAAP.

The geopolitical factors and the uncertain consequences, macroeconomic environment including the outlook on growth across the world and India may have an impact on the results of the Bank and the Group. The Group makes adjustments to appropriately address these economic circumstances over and above the model output under U.S. GAAP by increasing the probability of default estimates based on management judgement. Accordingly, the Bank made management overlay on loan exposures under U.S. GAAP at March 31, 2024.

Under Indian GAAP, the Bank, on prudent basis, held contingency provisions amounting to Rs. 131.0 billion at March 31, 2024 to strengthen the balance sheet.

The allowance for credit loss on loans and other financial assets under amortized cost was higher by Rs. 13.4 billion at March 31, 2024 (March 31, 2023: lower by Rs. 38.8 billion) under U.S. GAAP as compared to Indian GAAP. Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank has opted for fair value accounting for such loans and guarantees through income statement under U.S. GAAP. Accordingly, the impact of accounting on these loans is accounted in "Allowance for loan losses" for Indian GAAP and in the line item “Valuation of debt and equity securities” for U.S. GAAP. The Bank held fair value loss of Rs. 5.9 billion at March 31, 2024 under U.S. GAAP in the line item “Valuation of debt and equity securities” on such loans.

See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in higher net income by Rs. 33.3 billion in fiscal 2024 as compared to lower income of Rs. 0.1 billion in fiscal 2023 under U.S. GAAP, as compared to Indian GAAP.

Under Indian GAAP unrealized losses on held-for-trading and available-for-sale securities at category level are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on debt securities identified as credit loss which are recognized in profit and loss account. The impact of difference in mark-to-market accounting for investment securities between U.S. GAAP and Indian GAAP resulted in a higher net income by Rs. 24.1 billion under U.S. GAAP in fiscal 2024 (fiscal 2023: Rs. 7.9 billion). The impairment allowance on the debt investments under U.S. GAAP resulted in lower net income by Rs. 5.1 billion under U.S. GAAP in fiscal 2024 (fiscal 2023: 2.3 billion). Further, there was a positive impact of other adjustments of Rs. 2.6 billion in fiscal 2024 as compared to negative impact of Rs. 4.5 billion on net income in fiscal 2023 under U.S. GAAP. These primarily include difference due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, due to classification of all securities under held-to-maturity under Indian GAAP to available-for-sale category under U.S. GAAP.

The difference on account of business combination accounting resulted in a higher net income by Rs. 140.3 billion under U.S. GAAP in fiscal 2024 (fiscal 2023: Rs. 0.2 billion). This was primarily due to fair valuation gain amounting to Rs. 140.2 billion recognized on the investments in ICICI Lombard General Insurance Company Limited due to acquisition of control in fiscal 2024.

The difference in accounting for consolidation resulted in higher net income by Rs. 20.8 billion in fiscal 2024 as compared to lower net income by Rs. 123.5 billion in fiscal 2023 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to impairment allowance amounting to Rs. 122.0 billion recognized in fiscal 2023 on ICICI Lombard General Insurance Company Limited under U.S. GAAP. In fiscal 2024, our life insurance affiliate made a net income of Rs. 43.5 billion (fiscal 2023: net income: Rs. 11.4 billion) under U.S. GAAP as compared to net profit of Rs. 8.5 billion (fiscal 2023: Rs. 8.1 billion) under Indian GAAP. The higher net income was primarily on account of lower policyholders’ liabilities and unallocated policyholders’ surplus, marked-to-market gains on trading portfolio and equity securities and net of amortization of deferred acquisition cost. See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront under Indian GAAP but are amortized under U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 5.3 billion in fiscal 2024 (fiscal 2023: Rs. 6.5 billion) under U.S. GAAP as compared to Indian GAAP. Retirement benefit cost was higher by Rs. 1.1 billion in fiscal 2024 (fiscal 2023: lower by Rs. 1.2 billion) under U.S. GAAP as compared to Indian GAAP. While under Indian GAAP, actuarial gain or loss is recognized in the profit and loss account, under U.S. GAAP, the actuarial gain/loss is recognized through other comprehensive income and thereafter amortized through the income statement. During fiscal 2024, there was lower amortization of actuarial gain/loss from other comprehensive income under U.S. GAAP as compared to actuarial gain recognized in other comprehensive income, resulting in retirement benefit costs being higher under U.S. GAAP in fiscal 2024 as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

Deferred tax expenses were lower by Rs. 18.3 billion in fiscal 2024 (fiscal 2023: Rs. 10.9 billion) under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2024, there was reduction in deferred tax assets by Rs. 10.7 billion under U.S. GAAP as compared to reduction in deferred tax assets by Rs. 2.1 billion in fiscal 2023.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on the Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. In fiscal 2024, deferred tax expenses were lower by Rs. 7.8 billion (fiscal 2023: 6.6 billion) under U.S. GAAP as compared to Indian GAAP.

Further, there was a difference due to the positive tax impact of Rs. 20.0 billion in fiscal 2024 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 8.6 billion in fiscal 2023. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 250.0 billion in fiscal 2023 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 340.4 billion under Indian GAAP. In fiscal 2023, the net income under U.S. GAAP was lower primarily due to impairment loss on ICICI Lombard General Insurance Company Limited, offset in part by, lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, the positive impact of amortization of loan processing fees net of costs, higher net income of our life insurance affiliate under U.S.GAAP as compared to net gain under Indian GAAP, lower deferred tax expenses under U.S. GAAP as compared to Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 511.8 billion in fiscal 2022 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 251.1 billion under Indian GAAP. In fiscal 2022, the net income under U.S. GAAP was higher primarily due to gain on deconsolidation of ICICI Lombard General Insurance Company Limited, lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, the positive impact of amortization of loan processing fees net of costs and higher income on accounting for debt and equity securities under U.S. GAAP as compared to Indian GAAP, offset, in part, by net loss of our life insurance affiliate under U.S.GAAP as compared to net gain under Indian GAAP, higher deferred tax expenses under U.S. GAAP as compared to Indian GAAP and the impact of differences in accounting for compensation costs under U.S. GAAP.

For a further description of significant differences between Indian GAAP and U.S. GAAP, a reconciliation of net income and stockholders’ equity to U.S. GAAP and certain additional information required under U.S. GAAP, see notes 21 and 22 to our consolidated financial statements included herein.

Research and Development

We focus on strengthening our technological capabilities, with key priorities being resilience, scalability and security of our platforms. We continue to invest in new technology platforms and work on emerging technologies like cloud adoption and exploring potential usage of artificial intelligence across banking use cases.

Critical Accounting Policies and Estimates

In order to understand our financial condition and the results of operations, it is important to understand our critical accounting policies and estimates and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses in the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. See also “Consolidated Financial Statements—Schedule 17—Significant Accounting Policies” included herein.

ICICI Bank Limited

Revenue recognition

Interest income is recognized in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognized upon realization as per the income recognition and asset classification norms of the Reserve Bank of India. Income on discounted instruments is recognized over the tenure of the instrument on a constant yield basis. Dividend income is accounted on accrual basis when the right to receive the dividend is established. Commission received on guarantees and letters of credit issued and annual/renewal fee on credit cards, debit cards and prepaid cards are amortized on a straight line basis over the contractual period of the fees. Fees paid/received for priority sector lending certificates is amortized on straight-line basis over the period of the certificate. All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

The revenue recognition involve uncertainties and are significantly affected by the assumptions used and judgments made for collectability of the income. Changes in assumptions could significantly affect these estimates and the resulting recognition.

Accounting for Investments

ICICI Bank follows the trade date method of accounting for the purchase and sale of investments, except for Government of India and state government securities, for which the settlement date method of accounting is followed as per the Reserve Bank of India guidelines.

The Bank accounts for its investments in accordance with the guidelines on classification, valuation and operation of investment portfolio by banks issued by the Reserve Bank of India. Investments are classified into the following categories: (a) held-to-maturity, (b) available-for-sale and (c) held-for-trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures (including commercial paper and certificate of deposits), (e) subsidiaries and joint ventures and (f) others (mutual funds, pass through certificates, security receipts and other related investments).

Investments that are held principally for resale within 90 days from the date of purchase are classified as held-for-trading securities. Investments which the Bank intends to hold until maturity are classified as held-to-maturity securities. Investments which are not classified in either of the above categories are classified under available-for-sale securities. Investments in the equity of subsidiaries and joint ventures are categorized as held-to-maturity or available for sale in accordance with the Reserve Bank of India guidelines.

Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date until the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

The Bank computes the market value of its securities in the available-for-sale and held-for-trading categories on a scrip-wise basis (that is, by individual securities). The depreciation or appreciation on securities, other than securities acquired by way of conversion of outstanding loans is aggregated for each category. Net appreciation in each category under each investment classification, if any, is ignored, as it is unrealized while net depreciation is provided. Depreciation on securities acquired by way of conversion of outstanding loan is fully provided. Non-performing investments are identified based on the Reserve Bank of India guidelines.

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

The Bank computes the market value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and held-for-trading categories in accordance with rates published by the Financial Benchmark India Private Limited. For unquoted corporate bonds, the Bank computes the market value in accordance with security level valuation published by the Fixed Income Monetary Market and Derivatives Association.

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

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1, in accordance with the Reserve Bank of India guidelines.

Investments in units of Venture Capital Funds/Alternative Investment Funds are recognized under held-to-maturity category for an initial period of three years and valued at cost. The units of Venture Capital Funds/Alternative Investment Funds are valued at the net asset value declared by the Venture Capital Fund/Alternative Investment Funds. If the latest net asset value is not available continuously for more than 18 months, the units of Venture Capital Funds/Alternative Investment Funds are valued at Re. 1, in accordance with the Reserve Bank of India guidelines.

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

The Bank undertakes short sale transactions in dated central government securities in accordance with Reserve Bank of India guidelines. The short positions are categorized under held-for-trading category and are marked to market. The mark-to-market loss is charged to profit and loss account and gains, if any, are ignored as per Reserve Bank of India guidelines.

The Bank accounts for repurchase, reverse repurchase and transactions with Reserve Bank of India under the liquidity adjustment facility/marginal standing facility as borrowing and lending transactions in accordance with the Reserve Bank of India guidelines.

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

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on Reserve Bank of India guidelines is not accounted as restructuring of loan. Certain specified guidelines by the Reserve Bank of India requires the asset classification to be maintained as “Standard”. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provision on certain performing loans as per the direction of the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are fully provided for. For impaired loans held in overseas branches, which are performing as per Reserve Bank of India guidelines, provisions are made as per the host country regulations. For loans held in overseas branches, which are non-performing loans as per the Reserve Bank of India guidelines and as per host country regulations, provisions are made at the higher of the provisions required as per internal provisioning norms and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per Reserve Bank of India guidelines. The Bank held specific provisions for non-performing retail loans that are higher than the minimum regulatory requirements.

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

The Bank also creates general provisions on performing loans based on the guidelines issued by the Reserve Bank of India including provisions on loans to borrowers having unhedged foreign currency exposure, loans to specific borrowers in specific stressed sectors, exposures to step-down subsidiaries of Indian companies and incremental exposures to borrowers identified as per Reserve Bank of India’s large exposure framework. For performing loans in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and the Reserve Bank of India requirement.

Additionally, the Bank creates provisions on individual country exposures including indirect country risk (other than for home country exposure). The countries are categorized into seven risk categories: insignificant, low, moderately low, moderate, moderately high, high and very high and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is estimated at 50% of the exposure. If the Bank’s net funded exposure in respect of a country is less than 1% of its total assets, no provision is required for such country exposure.

The Bank makes additional provisions as per Reserve Bank of India guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the Reserve Bank of India, from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per Reserve Bank of India guidelines.

The Bank, on prudent basis, has made contingency provisions on its loan portfolio, including for borrowers who had taken moratorium at any time during fiscal 2021 under the extant Reserve Bank of India guidelines related to COVID-19 regulatory package. The Bank also makes an additional contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

The Bank has a Board approved policy for making floating provision for the year which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India, for contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans required by Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision is netted-off from loans.

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

Reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is net off premium ceded on reinsurance.

Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation and for unit-linked policies are accounted in the respective schemes when the associated units are cancelled. Reinsurance claims are accounted for in the period in which the claim is intimated.

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

The actuarial liability in respect of both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, persistency, expense, inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation including allowances for possible adverse deviations.

The Funds for Future Appropriations, in the participating segment represents the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date.

Investments are made and accounted for in accordance with the Insurance Act, 1938, Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016, Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations, 2002, Investments – Master circular, Investment Policy of the Company, ‘Guidance Note on Accounting for Derivative Contracts’ issued by the Institute of Chartered Accountants of India and various other circulars/notifications issued by the Insurance Regulatory and Development Authority of India in this context from time to time.

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

The valuation methodologies adopted by us for valuing our investments and derivatives portfolio are summarized below. A substantial portion of the portfolio is valued based on the unadjusted quoted or traded prices or based on models using market observable inputs such as interest rates, yield curves, volatilities and credit spreads available from public sources like Fixed Income Money Markets and Derivatives Association of India, Foreign Exchange Dealers Association of India, Financial Benchmark India Private Limited, Reuters, Bloomberg and stock exchanges.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 210.2 billion at year-end fiscal 2024. Out of the total Level 3 investments, investments amounting to Rs. 208.0 billion were India-linked and investments amounting to Rs. 2.2 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 190.8 billion, corporate bonds of Rs. 3.6 billion, equity shares of Rs. 12.0 billion and other securities of Rs. 1.8 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 2.1 billion and equity shares of Rs. 0.1 billion at year-end fiscal 2024.

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

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 3.6 billion were valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 2.1 billion determined using an internal model.

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

Separately, during fiscal 2024, Reserve Bank of India, issued a master direction on “prudential norms on classification, valuation and operations of investment portfolio of commercial banks”, which is broadly based on the principles of the International Financial Reporting Standard 9, the Bank has implemented this master direction with effect from April 1, 2024. Further, during fiscal 2023, Reserve Bank of India, through its discussion paper on “Introduction of Expected Credit Loss framework for provisioning by banks” has proposed to adopt an expected credit loss framework based on the approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, and amortization of premium or discount on purchase of financial assets.

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

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accountancy, agriculture and rural economy, co-operation, economics, finance, law, small scale industry, information technology, payment and settlement systems, human resources, risk management and business management. All our directors possess special knowledge in more than one area specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the Government Director and the Debenture Director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, which were also placed before the Board at its meeting held on April 27, 2024. The Companies Act, 2013 excludes the Government Director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India to be considered while appointing persons as directors of banking companies. Our directors (other than the Government Director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from all the existing directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria and can continue on the Board. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the Debenture Director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a Debenture Director on our Board of Directors.

Of our 12 directors as at July 1, 2024, four directors are in our whole-time employment (the Managing Director & CEO, and three Executive Directors) and the remaining eight directors are independent directors. The eight independent directors include retired public servants, corporate executives, advisors and chartered accountants. Of the eight independent directors, three have specialized knowledge in respect of agriculture and rural economy and four in small-scale industry.

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

Mr. Girish Chandra Chaturvedi was appointed as an independent director from July 1, 2018 to June 30, 2021. Subsequently, he was appointed as non-executive (part-time) Chairman effective July 17, 2018 to June 30, 2021. Mr. Girish Chandra Chaturvedi was re-appointed for the second term as an independent director and as non-executive (part-time) Chairman for a period of three years effective from July 1, 2021 to June 30, 2024. Mr. Girish Chandra Chaturvedi retired as Non-Executive Part-time Chairman on close of business hours of June 30, 2024.

Mr. Sandeep Bakhshi was appointed as a wholetime director and Chief Operating Officer (Designate) effective from July 31, 2018 and as the Managing Director and Chief Executive Officer effective October 15, 2018 for a period till October 3, 2023. He was re-appointed as Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

Mr. Sandeep Batra was appointed as a wholetime director (designated as an Executive Director) effective December 23, 2020 till December 22, 2023. He was re-appointed as wholetime director (designated as an Executive Director) for a further period of two years with effect from December 23, 2023 to December 22, 2025. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

Mr. Rakesh Jha was appointed as a wholetime director (designated as an Executive Director) for a period of three years effective September 2, 2022. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

Mr. Ajay Kumar Gupta was appointed as a wholetime director (designated as an Executive Director) effective March 15, 2024 till November 26, 2026. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

Mr. Pradeep Kumar Sinha was appointed as an Additional (Independent) Director for a period of five years from February 17, 2024. Effective July 1, 2024, he was appointed as Non-executive Part-time Chairman. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

The following Independent Directors were re-appointed for which requisite approvals are in place:

•	Mr. Hari Mundra as an Independent Director of the Bank for a second term commencing from October 26, 2023 to October 25, 2024;

•	Mr. B. Sriram as an Independent Director of the Bank for a second term commencing from January 14, 2024 to January 13, 2027;

•	Mr. S. Madhavan as an Independent Director of the Bank for a second term commencing from April 14, 2024 to April 13, 2027.

The Board of Directors of the Bank at its meeting held on June 29, 2024, approved the appointment of Mr. Rohit Bhasin and Mr. Punit Sood, as Additional (Independent) Directors for a period of five years, with effect from July 26, 2024 and October 1, 2024, respectively, subject to the approval of shareholders which will be sought in due course of time.

Our Board had the following members at July 1, 2024:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 1 , 2024
Mr. Pradeep Kumar Sinha Non-Executive Independent Director Profession: Government Servant (Retired)	68	February 17, 2024 (appointed as part-time Chairman effective July 1, 2024)	Director • Carbon U Turn Technology Private Limited
Mr. Uday Chitale Non-Executive Independent Director Profession: Advisor	74	January 17, 2018	Director • ICICI Lombard General Insurance Company Limited • Indian Council for Dispute Resolution
Ms. Neelam Dhawan Non-Executive Independent Director Profession: Advisor	64	January 12, 2018

Chairperson

Capillary Technologies India Limited

Director

Yatra Online Limited

Yatra Online Inc.

Capita PLC

Fractal Analytics Private Limited

Nudge Lifeskills Foundation

Hindustan Unilever Limited

Tech Mahindra Limited

Mr. Subramanian Madhavan Non-Executive Independent Director Profession: Advisor	67	April 14, 2019

Director

•  HCL Technologies Limited

•  Procter & Gamble Health Limited

•  CBIX Technology Solutions Private Limited

•  Shopkhoj Content Private Limited

•  Lifestyle International Private Limited

•  Sterlite Technologies Limited

•  Eicher Motors Limited

•  Welspun Enterprises Limited

Mr. Hari L. Mundra Non-Executive Independent Director Profession: Advisor	74	October 26, 2018	Director • Tata Autocomp Systems Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 1 , 2024
Mr. Radhakrishnan Nair Non-Executive Independent Director Profession: Advisor	69	May 2, 2018

Director

•  Axis Mutual Fund Trustee Limited

•  ICICI Securities Primary Dealership Limited

•  ICICI Prudential Life Insurance Company Limited

•  Geojit Financial Services Limited

•  Geojit Credits Private Limited

•  Inditrade Capital Limited

•  Alpha Alternatives Fund - Infra Advisors Private Limited

•  Bilwa Global Asset Management Private Limited

Independent Member

•  Kerala Infrastructure Investment Fund Board

Mr. Balasubramanyam Sriram Non-Executive Independent Director Profession: Advisor	65	January 14, 2019

Director

•  TVS Credit Services Limited

•  Nippon Life India Asset Management Limited

•  IndiaIdeas Com Limited

•  TVS Supply Chain Solutions Limited

•  National Bank for Financing Infrastructure and Development (NaBFID)

•  TVS Motor Company Limited

•  Dreamplug Technologies Private Limited

Ms. Vibha Paul Rishi Non-Executive Independent Director Profession: Company Director	64	January 23, 2022

Director

•  Tata Chemicals Limited

•  ICICI Prudential Life Insurance Company Limited

•  Pratham Education Foundation

•  Tata Chemicals North America Inc., USA

•  TCE Group Limited, UK

•  Gusiute Holdings (UK) Limited, UK

•  Piramal Pharma Limited

Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	64	October 15, 2018	None

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 1 , 2024
Mr. Sandeep Batra Executive Director Profession: Company Executive	58	December 23, 2020

Chairperson

•  ICICI Prudential Life Insurance Company Limited

•  ICICI Venture Funds Management Company Limited

•  ICICI Prudential Asset Management Company Limited

Director

•  ICICI Lombard General Insurance Company Limited

Mr. Rakesh Jha Executive Director Profession: Company Executive	52	September 2, 2022

Chairperson

•  ICICI Home Finance Company Limited

•  ICICI Lombard General Insurance Company Limited

Director

•  ICICI Venture Funds Management Company Limited

•  ICICI Securities Limited

•  Mastercard AsiaPacific Pte. Ltd (Director – Mastercard Asia Pacific Advisory Board)

Mr. Ajay Kumar Gupta Executive Director Profession: Company Executive	57	March 15, 2024	Chairman • I-Process Services (India) Private Limited

Our executive officers as at March 31, 2024, who received executive remuneration in fiscal 2024, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2024 (in Rupees)	Bonus Paid in Fiscal 2024 (in Rupees)(1)	Stock Options Granted during Fiscal 2023	Stock Options Granted during Fiscal 2024	Total Stock Options Granted through March 31, 2024	Total Stock Options Outstanding at March 31, 2024(2)	Shareholding at March 31, 2024(3)
Mr. Sandeep Bakhshi	64	Managing Director and CEO	41	71,175,333	28,480,666	317,800	299,100	9,994,200	6,738,500	205,000
Mr. Sandeep Batra	58	Executive Director	36	61,890,686	24,844,962	249,100	231,000	5,125,500	3,860,500	214,000
Mr. Rakesh Jha	52	Executive Director	28	62,672,579	21,291,253	249,100	231,000	6,304,825	4,165,550	31,700
Mr. Ajay Kumar Gupta(4)	57	Executive Director	32	35,765,452	12,521,333	133,100	113,700	2,566,885	1,291,360	580,418
Mr. Anindya Banerjee	48	Group Chief Financial Officer	26	31,160,102	11,356,505	89,200	101,200	2,740,000	1,739,700	200,400

(1)	Bonus amounts earned for fiscal 2023 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above amounts include payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2023. The balance amount shall be equally deferred over a period of three years. The above amount also include the deferred portion of the bonus amount approved in earlier years that was paid during the fiscal 2024.

(2)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(3)	Executive officers and directors (including non-executive directors) as a group held 0.02% of the Bank’s equity shares at March 31, 2024.

(4)	Ajay Gupta was appointed as Executive Director effective March 15, 2024. The above remuneration is his full year earned salary.

The profile of our non-executive directors as at July 1, 2024 was as follows:

Mr. Pradeep Kumar Sinha has a master’s degree in economics from the Delhi School of Economics and Philosophy in Social Sciences. He joined the Indian Administrative Service in 1977. He was a Visiting Fellow at the University of Oxford in 1999. He served mostly in the Government of India and rose to the highest position of Cabinet Secretary, the head of civil services. He served as the Cabinet Secretary for more than 4 years before moving to the Prime Minister’s Office. He retired from there in March 2021 after 44 years of service. He has been a government nominee director in numerous major public undertakings.

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

Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has over 38 years of experience in accountancy, economics, finance, law, information technology, human resources, risk management, business management and banking.

Mr. Hari L. Mundra has a bachelor of arts degree and a post graduate degree in business management from the Indian Institute of Management, Ahmedabad. He began his career in 1971 in Hindustan Unilever Limited and was the youngest member of its board as the Vice President and Executive Director in charge of exports at the time he left in 1995. He subsequently held leadership positions in major Indian industrial conglomerates, in areas including pharmaceuticals and healthcare, and petrochemicals. He has over 50 years of extensive industrial experience, both in India and Indonesia.

Mr. Radhakrishnan Nair holds degrees in science, securities laws, management and law. He has over 40 years of experience in banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank and also served as the Managing Director of Corporation Bank Securities Limited. He was Executive Director at Securities and Exchange Board of India from 2005 to 2010 and Member (Finance and Investment) in the Insurance Regulatory and Development Authority of India from 2010 to 2015. He has been a member of various committees of International Organization of Securities Commissions and the International Association of Insurance Supervisors.

Mr. Balasubramanyam Sriram is a Certificated Associate of the Indian Institute of Banking Finance (formerly known as The Indian Institute of Bankers) and holds diplomas in international law and diplomacy from the Indian Academy of International Law & Diplomacy and management from the All India Management Association. He has bachelor’s and master’s degrees in science (physics) from St. Stephen’s College, Delhi University. Mr. Sriram worked with State Bank of India for about 37 years. Mr. Sriram was Managing Director of State Bank of Bikaner & Jaipur from 2013 to 2014, Managing Director of State Bank of India from 2014 to 2018 and Managing Director & Chief Executive Officer of IDBI Bank Limited from June-September 2018. He was a part time member of the Insolvency and Bankruptcy Board of India.

Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University and also has a master’s in business administration with a specialisation in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and UK. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several reputed companies.

Mr. Rohit Bhasin is a chartered accountant with over 20 years of experience in PricewaterhouseCoopers , where he was a member of its India leadership team and partner oversight committee. He also worked with Standard Chartered Bank in India for nearly a decade. He has been an independent director and audit committee chairperson of several listed Indian companies.

Mr. Punit Sood has a bachelor’s degree in electronics and communications from the Indian Institute of Technology, Roorkee and is a post graduate in management and information systems from the Indian Institute of Management, Ahmedabad. He has over 35 years of experience in banking and information technology. He is currently Managing Director at NatWest Digital Services India Private Limited. He has also been Managing Director and Chief Information Officer at JP Morgan Services India, and Chief Executive Officer and Managing Director at Citi Technology Services India.

The profile of our executive officers as at July 1, 2024 was as follows:

Mr. Sandeep Bakhshi is an engineer and has a master’s degree in business administration. Mr. Sandeep Bakhshi joined ICICI Limited in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank Limited and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank Limited on June 19, 2018 as Chief Operating Officer (Designate) and was appointed as Managing Director and Chief Executive Officer of ICICI Bank Limited effective October 15, 2018.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank Limited, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank Limited. He was appointed as Executive Director of ICICI Bank Limited effective December 23, 2020 and is currently responsible for corporate communications, finance, customer service, legal, human resources and secretarial functions and has administrative oversight over risk management, internal audit and compliance functions. He is the Chairman of ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Ventures. He also serves on the Board of ICICI Lombard General Insurance Company.

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role. He was appointed as an Executive Director on the Board of ICICI Bank with effect from September 2, 2022. He is responsible for the retail, small enterprises and corporate banking businesses of the Bank. He is the Chairman of ICICI Lombard General Insurance Company Limited and ICICI Home Finance Company Limited. He also serves on the Board of ICICI Securities Limited and ICICI Venture Funds Management Company Limited.

Mr. Ajay Kumar Gupta is a chartered accountant. He joined ICICI Group in November 1991 and has worked across corporate banking, project finance, sme, debt service management, credit & policy and operations. He is responsible for credit policy formulation and credit underwriting for retail and business banking, operations, technology and data sciences and analytics function of the Bank. He is the Chairman of I-Process Service (India) Private Limited.

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

Audit Committee

On the date of filing of this annual report, the Audit Committee is comprised of four independent directors: Mr. Uday Chitale, Mr. Subramanian Madhavan, Mr. Radhakrishnan Nair and Mr. Rohit Bhasin. Mr. Uday Chitale is the Chairman of the Committee. Mr. Uday Chitale, Mr. Subramanian Madhavan, Mr. Radhakrishnan Nair and Mr. Rohit Bhasin qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion and analysis, recommendation of appointment, terms of appointment, remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Mechanism, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e. the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

On the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee is comprised of three independent directors: Ms. Neelam Dhawan, Mr. Balasubramanyam Sriram and Mr. Pradeep Kumar Sinha. Ms. Neelam Dhawan is the Chairperson of the Committee.

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

Corporate Social Responsibility Committee

On the date of filing this annual report, the Corporate Social Responsibility Committee is comprised of five directors: Mr. Pradeep Kumar Sinha, Mr. Radhakrishnan Nair, Ms. Vibha Paul Rishi, Mr. Uday Chitale and Mr. Rakesh Jha. Mr. Pradeep Kumar Sinha, an independent director and non-executive part-time Chairman of the Bank is the Chairman of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a corporate social responsibility policy indicating the activities to be undertaken by the Bank and recommendation of the amount of the expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013 (the Act), for initiatives to be undertaken by the Bank, reviewing and recommending the annual corporate social responsibility plan to the Board with details of projects and schedule of implementation, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group, monitoring the corporate social responsibility activities, implementation and compliance with the corporate social responsibility policy, reviewing the submissions to be made to the Board with respect to implementation of the annual corporate social responsibility action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent corporate social responsibility amount, if any, in subsequent periods as prescribed in the Act and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

On the date of filing of this annual report, the Credit Committee is comprised of four directors: Mr. Sandeep Bakhshi, Mr. Balasubramanyam Sriram, Mr. Hari L. Mundra and Mr. Rakesh Jha. Mr. Sandeep Bakhshi, Managing Director and CEO, is the Chairman of the Committee.

The functions of the Committee inter alia includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

On the date of filing of this annual report, the Customer Service Committee is comprised of four directors: Ms. Vibha Paul Rishi, Mr. Hari L. Mundra, Mr. Sandeep Bakhshi and Mr. Rakesh Jha. Ms. Vibha Paul Rishi, an independent director, is the Chairperson of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

On the date of filing of this annual report, the Fraud Monitoring Committee is comprised of five directors: Mr. Radhakrishnan Nair, Mr. Subramanian Madhavan, Ms. Neelam Dhawan, Mr. Sandeep Bakhshi and Mr. Rakesh Jha. Mr. Radhakrishnan Nair, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to the top management of the Bank and Reserve Bank of India on the same. The status of filing of complaint with law enforcement agencies and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

Information Technology Strategy Committee

On the date of filing of this annual report, the Information Technology Strategy Committee is comprised of four directors: Mr. Balasubramanyam Sriram, Ms. Neelam Dhawan, Mr. Sandeep Batra and Mr. Ajay Kumar Gupta. Mr. Balasubramanyam Sriram, an independent director, is the Chairman of the Committee.

The functions of the Committee are to approve the strategy for information technology and policy documents, ensure that the information technology strategy is aligned with business strategy, review performance with reference to information technology and information security key risk indicators including periodic review of such risk indicators, ensure proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks, review contribution of information technology to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical information technology systems performance including review of information technology capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review of special information technology initiatives, review cyber risk, consider the Reserve Bank of India inspection report/directives received from time to time by the Bank in the areas of information technology and cyber security and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within the technology and information security functions to ensure effective and efficient deliveries.

Risk Committee

On the date of filing of this annual report, the Risk Committee is comprised of five directors: Mr. Subramanian Madhavan, Mr. Pradeep Kumar Sinha, Ms. Vibha Paul Rishi, Mr. Rohit Bhasin and Mr. Sandeep Batra. Mr. Subramanian Madhavan, an independent director, is the Chairman of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity plan and disaster recovery plan and approve broker empanelment policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management framework, risk appetite for the Bank, stress testing framework, internal capital adequacy assessment process and framework for capital allocation; review of the Basel framework, risk dashboard covering various risks, outsourcing activities, the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out Cyber Security risk assessment. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Committee. The Committee keeps the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Stakeholders Relationship Committee

On the date of filing of this annual report, the Stakeholders’ Relationship Committee is comprised of three directors: Mr. Hari L. Mundra, Mr. Uday Chitale and Mr. Sandeep Batra. Mr. Hari L. Mundra, an independent director, is the Chairman of the Committee.

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

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers. All directors and members of the senior management have confirmed compliance with Group Code of Business Conduct and Ethics for fiscal 2024.

Code on Prohibition of Insider Trading

We have adopted a Code on Prohibition of Insider Trading to govern the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Code on Prohibition of Insider Trading has been filed as an exhibit to this annual report.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements of the Group, and financial statements of subsidiaries for fiscal 2023 and fiscal 2024 and the fees for other professional services offered to the Group billed in fiscal 2023 and fiscal 2024 are as follows:

	Year ended March 31,
	2023		2024		2024
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	183	Rs.	188	US$	2,256
Audit-related services		..		..		..
Opinion on non-statutory accounts		..		..		..
Others		9		10		120
Sub-total		192		198		2,376
Non-audit services
Tax compliance		1		1		12
Other services		..		..		..
Sub-total		1		1		12
Total	Rs.	193	Rs.	199	US$	2,388

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2024 and fees for other professional services billed in fiscal 2024. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 12 as at July 1, 2024) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act, 2013 as amended from time to time and Regulation 16 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. All independent directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed at the Board Meeting held on April 27, 2024. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, 2013, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

Independent directors are required to meet at least once in a financial year without the non-independent directors and members of the management. At such meetings, the independent directors are required to review the performance of the Chairman of the Board, non-independent directors, Board Committees, and the Board as a whole. The independent directors met on April 27, 2024, to carry out these reviews. Prior to this, the independent directors had met on April 22, 2023, separately to carry out similar reviews.

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the Board of Directors. While as a foreign private issuer, we are not required to adopt such guidelines, under our home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2024. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) at year-end fiscal 2024.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls, including information technology related processes and controls, could be improved. The Audit Committee monitors the resolution of any identified significant process and control improvement opportunities to a satisfactory conclusion. In the areas of IT and cyber risk, IT Strategy Committee also exercises oversight. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby business and financial officers throughout the Bank attest to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

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

Management assessed the effectiveness of our internal control over financial reporting at year-end fiscal 2023 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2024. Effectiveness of our internal control over financial reporting at year-end fiscal 2024 has been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm, as stated in their attestation report, which is included herein.

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

In line with the Reserve Bank of India guidelines including Reserve Bank of India circular dated February 9, 2024, an increase in payment of fixed remuneration from Rs. 2,000,000 per annum to Rs. 3,000,000 per annum was approved by shareholders for each non-executive Director of the Bank (other than part-time Chairman and the Government Nominee Director) with effect from February 10, 2024. The Reserve Bank of India has also approved a revision in remuneration of Rs. 5,000,000 per annum for the non-executive chairman with effect from April 1, 2024. In addition, we reimburse our directors for expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board or a Committee thereof may fix the salary and supplementary allowance payable to the wholetime directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance, annual performance bonus and employee stock options paid each year to our wholetime directors.

In addition to the basic salary and supplementary allowance, our executive directors are entitled to certain perquisites (evaluated as per Indian Income-Tax rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) including the benefit of the Bank’s furnished accommodation, gas, electricity, furnishings, club fees, personal and group insurance, use of car, running and maintenance of cars including drivers, telephone or IT assets at residence or reimbursement of expenses in lieu thereof, payment of income tax on perquisites by Bank to the extent permissible under the Income Tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime directors of the Bank or the members of the Staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the whole-time Directors are also eligible for housing loans.

There are no service contracts with our wholetime directors providing for benefits upon termination of their employment.

The total compensation paid by the Bank to its directors and executive officers during fiscal 2024 was Rs. 361.2 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and whole-time directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2024 was Rs. 25.1 billion.

Employee Stock Option Scheme

ICICI Bank has an Employees Stock Option Scheme - 2000 (“Scheme 2000”) which was instituted in fiscal 2000 to enable the employees and Wholetime Directors of ICICI Bank and its subsidiaries to participate in the future growth and financial success of the Bank. The Scheme 2000 aims to achieve the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by the Board Governance, Remuneration & Nomination Committee and noted/approved by the Board as the case may be. Pursuant to the Scheme 2000, as amended from time to time, up to 10.0% of the aggregate issued equity shares of the Bank at the time of the grant of stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. At March 31, 2024, this 10.0% limit was equivalent to 702.23 million shares, of which the Bank has granted 625.52 million options under the Scheme 2000. Employees and directors of the Bank and its subsidiaries are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on each of the first three anniversaries of the grant date respectively, except as follows:

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

The following table sets forth certain information regarding the stock option grants made to employees under the Scheme 2000 at March 31, 2024. The Bank granted all of these options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options granted by the Bank at March 31, 2024.

Particulars	ICICI Bank
Options granted (net of lapsed)		625,519,291
Options vested		612,719,017
Options exercised		426,787,825
Options forfeited/lapsed		112,057,823
Amount realized by exercise of options	Rs.	63,760,798,453
Total number of options in force		198,731,466
Weighted average exercise price of options in force		Rs. 411.26

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U.S. GAAP included herein.

ICICI Prudential Life Insurance Company has an employees stock option scheme, which allows that the aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted to eligible employees, shall not exceed a figure equivalent to 3.54% of the number of shares issued at March 31, 2016. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Prudential Life Insurance Company had 28,450,010 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2024.

ICICI Lombard General Insurance Company has an employee stock option scheme, which allows up to 8.98% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Lombard General Insurance Company had 14,536,884 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2024.

ICICI Securities Limited has an employee stock option scheme, which allows up to 5.0% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options. ICICI Securities Limited had 60,60,085 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2024.

Employees Stock Unit Scheme

The Board of Directors of ICICI Bank Limited at its meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (“Unit Scheme 2022”), which was subsequently approved by the members at the annual general meeting held on August 30, 2022.

The key objectives of the Unit Scheme 2022 are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of Bank’s select unlisted wholly owned subsidiaries with the following key considerations:

i.	to enable employees’ participation in the business as an active stakeholder to usher in an “Owner-Manager” culture and to act as a retention mechanism;

ii.	to enhance motivation of employees; and

iii.	to enable employees to participate in the long term growth and financial success of the Bank.

The Unit Scheme 2022 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 100,000,000 units, shall be granted in one or more tranches over a period of seven years from the date of approval of the Unit Scheme 2022 by the shareholders, which shall entitle the unit holder one fully paid-up equity share of face value of Rs. 2 of the Bank as adjusted for any changes in capital structure of the Bank against each Unit exercised . Units granted under the Unit Scheme 2022 shall vest not later than the maximum vesting period of four years.

The Bank has granted upto March 31, 2024, 4.19 million stocks. According to the Unit Scheme 2022, the maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Unit Scheme 2022 by the shareholders.

Units granted under the Unit Scheme 2022 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. The exercise period will not exceed five years from date of vesting of units or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant. The exercise price shall be the face value of equity shares of the Bank i.e. Rs. 2 for each unit.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

•	Risk Calibrated Core Operating profit;

•	Provision/asset quality;

•	Other parameters, if any, as the Board Governance, Remuneration & Nomination Committee may determine

The following table sets forth certain information regarding the stock unit grants made to employees under the Unit Scheme 2022 at March 31, 2024.

Particulars	ICICI Bank
Units granted (net of lapsed)		4,190,810
Units vested		2,700
Units exercised		0
Units forfeited/lapsed		228,860
Amount realized by exercise of Units	Rs.	--
Total number of units in force		4,190,810
Weighted average exercise price of units in force	Rs.	2

The Board of Directors of ICICI Prudential Life Insurance Company at its meeting held on June 10, 2023, approved the adoption of Employees Stock Unit Scheme - 2023 (ICICI Life Scheme 2023), which was subsequently approved by the members at the annual general meeting held on July 28, 2023.

The ICICI Life Scheme 2023 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 14,500,000 units, shall be granted in one or more tranches over a period of six years from the date of approval of the ICICI Life Scheme 2023 by the shareholders, which shall entitle the Unit holder one fully paid-up equity share of face value of Rs. 10 of the company (as adjusted for any changes in capital structure of the Bank) against each unit exercised and accordingly, up to 14,500,000 equity shares of face value of Rs. 10 (approximately 1% of the outstanding shares as on March 31, 2023) each shall be allotted to all eligible employees taken together under the ICICI Life Scheme 2023.The maximum number of units granted to any Eligible Employee shall not exceed 60,000 units in any financial year.

Units granted under this ICICI Life Scheme 2023 shall vest not later than the maximum vesting period of four years. In addition, vesting of Units shall also be dependent on mandatory achievement of corporate performance condition(s). The exercise price shall be the face value of equity shares of the Company i.e. Rs. 10 for each unit.

ICICI Prudential Life Insurance Company did not grant any units under the employees stock unit scheme to its employees during fiscal 2024.

The Board of Directors of ICICI Lombard General Insurance Company at its meeting held on April 18, 2023, approved the adoption of Employees Stock Unit Scheme - 2022 (ICICI General Scheme 2023), which was subsequently approved by the members at the annual general meeting held on July 06, 2023.

The ICICI General Scheme 2023 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 5,000,000 units shall be granted under the ICICI General Scheme 2023, which shall entitle the Unit holder one fully paid-up equity share of face value of Rs. 10 of the company against each unit exercised and accordingly, up to 5,000,000 equity shares of face value of Rs. 10 each shall be allotted to all eligible employees taken together under the ICICI General Scheme 2023.The maximum number of units granted to any Eligible Employee shall not exceed 20,000 units in any financial year.

Units granted under this ICICI General Scheme 2023 shall vest not later than the maximum vesting period of four years. In addition, the vesting of the units shall be based on one or more of relevant parameters as :

•	Market Share;

•	Combined Ratio; and

•	Performance of the eligible employee

Such other conditions as the Board Nomination & Remuneration Committee may decide. Exercise price shall be the face value of equity shares of the company i.e. Rs. 10 for each unit.

ICICI Lombard General Insurance Company did not grant any units under employees stock unit scheme to its employees during fiscal 2024.

The Board of Directors of ICICI Securities Limited at its meeting held on July 21, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (“Scheme 2022”), which was subsequently approved by the members at the annual general meeting held on August 26, 2022.

The Scheme 2022 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

ICICI Securities Limited has an employees stock units scheme, which allows up to 16,138,000 units to be allocated to employee stock units under this scheme. The maximum number of options granted to any eligible employee in a financial year shall not exceed 100,000 units of the issued shares of the company at the time of grant of options.

ICICI Securities Limited had 708,220 employee stock units outstanding (net of forfeited or lapsed options) at year-end fiscal 2024.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2024, outstanding loans to the Bank’s employees totaled Rs. 23.57 billion compared to Rs. 10.7 billion at year-end fiscal 2023. This amount included loans to certain executive directors amounting to Rs. 61.47 million at year-end fiscal 2024 compared to Rs. 85.4 million at year-end fiscal 2023, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2024 based on its audited financial statements was Rs. 18.1 billion compared to Rs. 14.0 billion at year-end fiscal 2023.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 6.1 billion at year-end fiscal 2024 compared to Rs. 5.3 billion at year-end fiscal 2023.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.25 % for fiscal 2024. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds. Out of the 12% of employer contribution, 8.33% subject to a maximum of Rs. 1,250 contributed per employee to the Employee Pension Scheme with Employee Provident Fund Organization. Pursuant to Supreme Court judgement in November 2022, certain eligible employees are given an option to contribute the entire 8.33% to employee pension scheme with Employee Provident Fund Organization. The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2024, based on their audited financial statements, amount to Rs. 1.6 billion and Rs. 57.2 billion respectively, as compared to Rs. 1.8 billion and Rs. 47.7 billion, respectively, at year-end fiscal 2023.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2024 was Rs.17.3 billion compared to Rs. 17.7 billion at year-end fiscal 2023.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes up to 10% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 349.3 million for fiscal 2024 (fiscal 2023: Rs. 279.8 million) to National Pension Scheme for employees who opted for the scheme.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

Disclosure on Recovery of Erroneously Awarded Compensation

During or after the fiscal year of 2024, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the compensation recovery policy required by the listing standards adopted by the New York Stock Exchange.

Supervision and Regulation

The following description is a summary of certain sector-specific laws and regulations in India that are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below are not exhaustive, and are only intended to provide general information.

The key legislation governing banking companies in India is the Banking Regulation Act, 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force. Other important laws which govern banking companies in India include the Reserve Bank of India Act, 1934 and Foreign Exchange Management Act, 1999, Payment and Settlement System Act, 2007, Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, Negotiable Instrument Act, 1881 and Insolvency and Bankruptcy Code, 2016 as amended from time to time. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also governed by the provisions of the Companies Act, 2013 and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India additionally apply to such companies.

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

ICICI Bank is regulated and supervised by the Reserve Bank of India because it is licensed as a banking company. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among other things, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out an annual risk assessment of banks under its risk-based supervision exercise. The Reserve Bank of India has also set up a Board for Financial Supervision (“BFS”), under the chairmanship of the Governor of the Reserve Bank of India. The primary objective of BFS is to undertake consolidated supervision of the financial sector comprising Scheduled Commercial and Co-operative Banks, All India Financial Institutions (“AIFIs”), Local Area Banks, Small Finance Banks, Payments Banks, Credit Information Companies, Non-Banking Finance Companies and Primary Dealers.

Requirements of the Banking Regulation Act

Prohibited Business

The Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Statutory Reserve

In order to augment capital, Commercial Banks shall transfer not less than 25 per cent of the 'net profit' before appropriations to the Statutory Reserve.

Ownership and Voting Restrictions

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investment) may own up to 74.0% of the equity of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment of up to 49.0% in private sector banks does not require any specific approval, foreign investments greater than 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control from Indian residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions. Additionally, in the case of proposals requiring prior approval of the Government of India, such proposals involving total foreign equity inflow of more than Rs. 50.0 billion, also require approval of the Cabinet Committee on Economic Affairs.

In January 2023, the Reserve Bank of India issued Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies with regard to shareholding in banking companies. As per the guidelines, banks are required to have board-approved “fit and proper” criteria for major shareholders (shareholders holding 5.0% or more of the paid-up share capital or voting rights, along with relatives, associate enterprises and persons acting in concert) and continuously monitor the fit and proper status of major shareholders, including changes in the Significant Beneficial Owner (“SBO”) of its major shareholder.

Voting rights are capped at 26.0% for a single shareholder. However, any acquisition of shareholding/voting rights of 5.0% or more will require the prior approval of the Reserve Bank of India. If aggregate holding of a major shareholder falls below 5.0%, Reserve Bank of India approval will again be needed to raise the holding again to 5.0% or above.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is responsible for supervising the Indian banking system under various provisions of the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934. The supervision framework has evolved over time and the Reserve Bank of India has been progressively moving in line with BCBS’s “Core Principles for Effective Banking Supervision”. The existing supervisory framework has been modified towards establishing a risk-based supervision framework.

This framework is intended to make the supervisory process for banks more efficient and effective, with the Reserve Bank of India applying differentiated supervision to each bank based on its risk profile. A detailed qualitative and quantitative assessment of the bank’s risk is conducted by the supervisor on an ongoing basis and an Inspection and Risk Assessment Report (“IRAR”) is issued by the Reserve Bank of India. The Reserve Bank of India has designated a senior supervisory manager for the banks under this framework who will be the single point of contact for a designated bank.

We have been subject to supervision under this framework since 2013. The Reserve Bank of India also discusses the IRAR with our management team, including the Chairman of the Bank, the Chairman of the Audit Committee, and the Managing Director and CEO. The IRAR, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. See also, “—Loan Loss Provisions and Non-Performing Assets—Asset Classification.”

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

The Reserve Bank of India has issued guidelines on the compensation of wholetime directors/CEOs/material risk takers and control function staff of private sector and foreign banks operating in India. The Reserve Bank of India has also issued guidelines on the compensation of non-executive directors of private sector banks.

The Reserve Bank of India has issued guidelines on the minimum qualifications and experience required for the position of Chief Financial Officer and Chief Technology Officer in banks.

Penalties

The Reserve Bank of India may impose penalties on banks and their employees for infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

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

Maintenance of Records

Banks are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering Act, 2002, records of a transaction are to be preserved for five years from the date of the transaction between a customer and the bank. The Know Your Customer records are required to be preserved for a period of five years from the date of cessation of the relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such records to be preserved for eight years. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of eight years.

The Reserve Bank of India has advised system providers to ensure that data relating to payment systems operated by them are stored only in a system located in India. See also, “—Information Technology and Cyber Security.”

Governance of Banks

As part of steps taken to strengthen risk management in banks, the Reserve Bank of India has issued guidelines which aim to separate the credit risk management function from the credit approval process and also bring uniformity in the approach followed by banks.

In 2021, the Reserve Bank of India issued instructions with regard to the Chairman and meetings of the board, composition of certain committees of the board, age, tenure and remuneration of directors, and appointment of wholetime directors of banks. The upper age limit for non-executive directors, including the Chairman, is 75 years and the total tenure of a non-executive director on the board of a bank cannot exceed eight years.

In 2020, the Reserve Bank of India advised that as part of a robust compliance system, banks are required to have an effective compliance culture, independent compliance function and a strong compliance risk management programme. As per the guidelines, banks shall have a board-approved compliance policy explaining its compliance philosophy, expectations on compliance culture, role of Chief Compliance Officer (“CCO”), and processes for managing and reporting on compliance risk throughout the bank. Banks are required to develop and maintain a quality assurance and improvement program covering all aspects of the compliance function and such programs are subject to an independent external review periodically (at least once every three years). The policy shall be reviewed at least once a year. The selection of the candidate for the post of the CCO shall be done on the basis of a well-defined selection process and recommendations made by the senior executive level selection committee constituted by the Board for this purpose. The CCO shall be appointed for a minimum fixed tenure of not less than three years.

Appointment of auditors

The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In 2021, the Reserve Bank of India issued revised guidelines for the appointment of statutory auditors and statutory central auditors. For entities with an asset size of Rs. 150.0 billion and above, the statutory audit must be conducted under joint audit by at least two audit firms. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest. The Reserve Bank of India has also put in place a graded enforcement action framework to enable appropriate action in respect of statutory auditors where any lapses in conducting a bank’s statutory audit have been observed. Lapses that would be considered for invoking the enforcement framework include misstatement of a bank’s financial statements, wrong certifications, wrong information given in the Long Form Audit Report, and variances in audited financial statements found during the Reserve Bank of India’s inspection and non-adherence to instructions and guidelines issued by the Reserve Bank of India.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer the stipulated percentage of the disclosed yearly profit to a reserve account before declaring a dividend. Banks have to comply with prudential requirements to be eligible to declare dividends.

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

Prompt Corrective Action by the Reserve Bank of India

The Prompt Corrective Action (“PCA”) framework is a framework under which banks with weak financial condition are put under watch by the Reserve Bank of India and subject to restrictions on operations and business. As per the guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. In 2021, the Reserve Bank of India reviewed and revised the PCA framework. The key criteria for invocation of the PCA include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, or (iii) a leverage ratio of below 4.0%.

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. Investments in sovereign gold bonds may be included in the calculation of statutory liquidity ratio. Currently, the statutory liquidity ratio is 18.0%.

Liquidity Coverage Ratio

In line with the Basel III framework, banks in India are required to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high-quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high-quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days. A minimum liquidity coverage ratio of 100.0% is required.

Net Stable Funding Ratio (“NSFR”)

The Reserve Bank of India has issued guidelines on NSFR. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are required to maintain a ratio of at least 100.0%.

Regulations Relating to Advancing Loans

The provisions of the Banking Regulation Act govern the advancing of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated in the Master Circular on “Loans and Advances—Statutory and Other Restrictions.”

Banks are free to determine their own lending rates, but each bank must disclose its minimum interest rate which takes into consideration all elements of lending rates that are common across borrowers.

Interest rates on all new floating rate retail loans and loans to micro, small and medium enterprises extended by banks are required to be linked to an external benchmark. The external benchmark includes the Reserve Bank of India policy repo rate, Government of India 91-day treasury bill yield, Government of India 182-day treasury bill yield or any other benchmark market interest rate produced by Financial Benchmarks India Private Limited.

Banks are free to offer floating rate loans to other types of borrowers (i.e., corporate borrowers) either on external benchmark or marginal cost of funds based lending rate which is the internal benchmark for such purposes. Banks have to review and publish their marginal cost of funds based lending rate every month on a preannounced date for different maturities, ranging from overnight rate up to one year basis methodology, prescribed by the Reserve Bank of India for computation of marginal cost of funds based lending rate.

There shall be no lending below the benchmark rate for a particular maturity for all loans linked to that benchmark.

Under Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956 or a government company) of which, or the subsidiary or the holding company of which, any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that “loans or advances” shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of this section.

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

Based on the “Recommendations of the Working Group on Digital Lending – Implementation” dated August 10, 2022, the Reserve Bank of India issued “Guidelines on Digital Lending” on September 2, 2022. The requirements of the guidelines include calculation of Annual Percentage Rate (“APR”) and displaying the same in the prescribed format of Key Fact Statement (“KFS”), providing KFS to the customer, appointing Nodal Grievance Redressal Officer for dealing with complaints/issues related to digital lending, providing cooling off /look up periods during which a borrower can foreclose a digital lending loan without paying any penalty, providing digitally signed documents to the borrowers and other requirements.

The Reserve Bank of India guidelines on fair lending practices on penal charges in loan accounts, require Regulated Entities (“REs”) to formulate a board-approved policy on penal charges or similar charges on loans. The guidelines also require that the penalty charged for noncompliance with material terms and conditions of loan contracts be charged in the form of “penal charges” and not “penal interest”. Penal charges should be clearly disclosed in the loan agreement, Most Important Terms & Conditions (“MITC”)/ KFS and on the website of the Bank, etc.

The Reserve Bank of India guidelines on regulatory measures towards consumer credit and bank credit to non-banking financial companies (“NBFCs”) require all top-up loans extended by REs against movable assets which are inherently depreciating in nature, such as vehicles, to be treated as unsecured loans for credit appraisal, prudential limits and exposure purposes.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sectors require commercial banks to lend a certain percentage of bank credit to specific sectors (the priority sectors) such as agriculture, small, micro and medium enterprises, education, housing, social infrastructure, renewable energy and loans to start-ups.

The Reserve Bank of India’s total priority sector target is 40.0% of adjusted net bank credit (“ANBC”) or of the credit equivalent amount of off-balance sheet exposure (“CEOBE”), whichever is higher, with sub-targets of 7.5% to micro enterprises within the overall target of 18.0% in agriculture. The target for lending to small and marginal farmers is 10.0% from fiscal 2024. The target for lending to identified weaker sections of society is 12.0% from fiscal 2024.

Under the Reserve Bank of India criterion, an Udyam Registration Certificate (“URC”) is necessary for lending to micro, small and medium enterprises to qualify for priority sector and the Bank shall be guided by the classification recorded in URC. In 2021, retail and wholesale traders were permitted to register online and obtain URC, resulting in them continuing to qualify under priority sector lending.

Informal Micro Enterprises (“IMEs”) with an Udyam Assist Certificate shall be treated as a micro enterprise for purposes of priority sector lending classification.

Banks falling short of their priority sector lending targets are required to contribute allocated amounts to specific Government of India funds (i.e., Rural Infrastructure Development Fund (“RIDF”)), established with National Bank for Agriculture and Rural Development (“NABARD”) and other funds with NABARD/ National Housing Bank (“NHB”)/ Small Industries Development Bank of India (“SIDBI”)/ Micro Units Development & Refinance Agency Limited (“MUDRA”). The interest rates on contribution to RIDF or any other funds, tenure of deposits, and other features are fixed by the Reserve Bank of India from time to time. The interest rates on these contributions are below market rates.

Export Credit

The Reserve Bank of India allows exporters to avail themselves of short-term working capital financing at internationally comparable interest rates. Export credit is available both in rupee as well as in foreign currency. This enables exporters to have access to an internationally competitive financing option.

Regulations Governing Overseas Direct Investment

In August 2022, the Reserve Bank of India along with the Central Government issued a new Overseas Investment regime (i.e., Foreign Exchange Management (Overseas Investment) Rules, Regulations and Directions) to promote the ease of doing business, to cover wider economic activity and significantly reduce the need for seeking specific approvals from the Reserve Bank of India.

Regulations on International Trade Settlement in Indian Rupees (“INR”)

In July 2022, the Reserve Bank of India notified an additional arrangement for invoicing, payment, and settlement of exports/imports in INR in order to promote growth of global trade with emphasis on exports from India and to support the interest of global trading community in INR.

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

Limits on intra-group transaction and exposures

The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of the paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in the case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves and surplus in case of all group entities (financial and non-financial) taken together and 10.0% in the case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in the form of equity and other capital instruments are exempted from the above limits. If the exposure exceeds the permissible limits, the excess amount would be deducted from common equity Tier 1 capital of the bank.

Master Direction on Transfer of Loan Exposure and Securitisation of Standard Assets

In order to provide banks with options to manage liquidity, rebalance their exposure or strategic sales and resolve their non-performing assets, the Reserve Bank of India issued Master Direction – Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 in September 2021. Originators need to satisfy the Minimum Holding Period requirement (three months and six months) and Minimum Retention Ratio of 10% with due diligence as mentioned in extant guideline.

Securitisation involves transactions where credit risk in assets are redistributed by repackaging them into tradeable securities with different risk profiles which may give investors of various classes access to exposures which they otherwise might be unable to access directly. The Reserve Bank of India issued the Master Direction (Securitisation of Standard Assets) Directions, 2021 in September 2021. Originators need to satisfy the Minimum Holding Period requirement (three months and six months) and Minimum Retention Ratio (5% or 10%) as mentioned in extant guideline.

Credit Information Bureaus

Pursuant to the Credit Information Companies (Regulation) Act, 2005, every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about individuals or groups who enjoy a credit relationship with it.

In October 2023, the Reserve Bank of India published the framework for compensation to customers for delayed updation or rectification of credit information, which requires credit information companies and credit institutions to implement the compensation framework for delayed updation or rectification of credit information.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India’s Master Circular on “Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” dated April 2, 2024 as amended, provides consolidated instructions and guidelines relating to income recognition, asset classification and provisioning standards.

Asset Classification

In particular, an advance is a non-performing asset where interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan; the account remains “out-of-order” in respect of an overdraft or cash credit; the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted; installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops; the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction.

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

The Reserve Bank of India, under its risk-based supervision exercise, carries out the risk assessment of banks on an annual basis. As a part of this assessment, the Reserve Bank of India separately reviews asset classification and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated subsequent to the completion of the annual audit and the publication of audited financial statements for the given financial year. Any divergences in classification or provisioning arising out of the supervisory process are given effect in the financial statements in subsequent periods after conclusion of the exercise. Such divergences are required to be disclosed by banks in their financial statements if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 5.0% of the published profits before provisions and contingencies for the period, or the additional gross non-performing assets identified by the Reserve Bank of India 5.0% of the published incremental gross non-performing assets for the reference period, or both. The assessment of divergence in asset classification and provisioning conducted by the Reserve Bank of India for ICICI Bank in fiscal 2020, fiscal 2021, fiscal 2022 and fiscal 2023 did not require any additional disclosures.

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

Provisioning and Write-offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except certain advances which require provision in the range of 0.25% to 2.0%.

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

Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of Debts due to Banks

The SARFAESI Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may, inter alia, take possession/sell off the assets constituting the security for the loan, take over the management of the business of the borrower, appoint a person to manage the secured assets taken in possession and the like with the ultimate objective of recovering the money due to the bank.

See also “—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”.

The Recovery of Debts and Bankruptcy Act, 1993 provides for establishment of Debt Recovery Tribunals with the objective of expeditious adjudication and recovery of debts due to any bank or financial institution or to a consortium of banks and financial institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames have been stipulated for disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

We are also adopting an alternate dispute resolution mechanism both online and offline (entailing pre-litigation Lok Adalat, mediation, conciliation or arbitration or combination thereof administered by Legal Service Authorities or an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early-stage solutions to incipient problems.

Resolution of Stressed Assets

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, provides a time-bound revival and rehabilitation mechanism. The corporate insolvency resolution process can be initiated by the creditors on occurrence of a default above a specific threshold amount. The National Company Law Tribunal has been set up as the adjudicating authority, the National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals and information utilities, and promoting transparency.

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

Framework for Early Identification of Stress and Information Sharing

Reserve Bank of India, circular dated July 15, 2024 has issued Master Directions on Fraud Risk Management which states that there shall be a Board approved policy on fraud risk management delineating roles and responsibilities of board/board committees and senior management of the Bank which shall also incorporate measures for ensuring compliance with principles of natural justice prior to fraud classification, in a time-bound manner. Banks shall have a framework for early warning signals and red flagging of accounts under the overall fraud risk management policy approved by the board, which shall provide for, among others, a system of robust early warning signals which is integrated with core banking solution or other operational systems. See also “Supervision and Regulation—Legislative Framework for Recovery of Debts due to Banks” and “Supervision and Regulation—Legislative Framework for Recovery of Debts due to Banks— Resolution of Stressed Assets—The Banking Regulation (Amendment) Ordinance, 2017”.

Regulations Relating to the Opening of Branches

The opening and relocation of branches are governed by the provisions of Section 23 of the Banking Regulation Act.

Banks are permitted to open banking outlets in Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to certain requirements. Banks must allocate 25.0% of the total number of new banking outlets opened during a year to unbanked rural centers. An unbanked rural center is defined as an area classified as Tier 5 and Tier 6 centers that does not have core banking system enabled banking outlets.

A banking outlet is a fixed-point service delivery unit, manned by either a bank’s staff or its business correspondent, and where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week.

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

Domestic time deposits and rupee-denominated non-resident ordinary accounts have a minimum maturity of seven days. Rupee-denominated non-resident external rupee accounts have a minimum maturity of one year and foreign currency denominated for non-resident Indians have a minimum maturity of one year and a maximum maturity of five years.

Banks are allowed to offer differential rates of interests on domestic term deposits and for bulk term deposits of Rs. 30 million and above.

The Reserve Bank of India allows banks to offer early withdrawal facility in a term deposit as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 10 million and below should, necessarily, have premature withdrawal facility. For all other term deposits, customers should be given the option to choose between term deposits either with or without premature withdrawal facility. Banks will be required to disclose in advance the schedule of interest rates payable on deposits.

Banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits.

The Reserve Bank India’s Framework for acceptance of green deposits came into effect on June 1, 2023. The purpose of the framework is to encourage REs to offer green deposits to customers, protect the interests of the depositors, aid customers to achieve their sustainability agenda, address greenwashing concerns and help augment the flow of credit to green activities and projects.

Regulations Relating to Payments

In 2021, the Reserve Bank of India introduced the Legal Entity Identifier system for single payment transactions of value Rs.500 million and above undertaken by non-individual entities using centralised payment systems like real time gross settlement (“RTGS”) and national electronic funds transfer (“NEFT”).

In 2021, the Reserve Bank of India also issued master directions on digital payment security controls, which provide necessary guidelines for the REs to set up a robust governance structure and implement common minimum standards of security controls for channels like internet, mobile banking, card payments, among others. This is to create an enhanced environment for customers to use digital payment products in a more safe and secure manner.

Regulations Relating to Customer Service and Customer Protection

Enhancing customer service and customer protection is a focus area for the Reserve Bank of India, which has regularly emphasized offering efficient, fair and speedy customer service. In this regard, the Reserve Bank of India has issued several guidelines.

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

Personal Data Protection and Privacy

The Bank has a global presence in several jurisdictions including Hong Kong, Singapore, the United States, the United Kingdom, Canada, China, the Dubai International Financial Centre and Bahrain. The Bank is committed to ensuring compliance with applicable laws across these jurisdictions. It has an integrated and centralised strategy for achieving data privacy compliance across all jurisdictions.

Privacy regulations require the personal data of customers to be protected throughout its entire life cycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorising all personal data and sensitive personal data as ‘Confidential Information’, keeping records of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to customers’ personal data and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations and incident handling procedures.

On August 11, 2023, the Indian Government enacted the Digital Personal Data Protection Act, 2023, introducing several compliance requirements for the collection and processing of personal data. The digital personal data protection Act is proposed to come into force in a phased manner, i.e. as and when the Central Government notifies the provisions of the digital personal data protection Act, from time to time. Rules under the digital personal data protection Act have not yet been issued by the Central Government.

Regulations Governing Mobile Banking

The Reserve Bank of India permits Indian banks to offer mobile banking services to their customers. Transactions involving a debit to the customer’s account should have a two-level authentication to execute the transaction. The Reserve Bank of India has issued guidelines requiring banks to provide easy registration for mobile banking services.

Regulations Governing Credit, Debit and Co-branded Cards

The Reserve Bank of India issued master directions for the issuance of credit and debit cards. The directions cover the general and conduct regulations relating to credit, debit and co-branded cards which shall be read along with prudential, payment and technology and cyber security related directions applicable to credit, debit and co-branded cards.

Regulations Governing Prepaid Payment Instruments

The Reserve Bank of India has issued master directions on issuance and operation of prepaid payment instruments. Issuers are required to have board-approved policy for issuance of various types/categories of prepaid instruments, engaging agents, co-branding arrangement, re-validation of gift instruments and all related activities.

Deposit Insurance

Demand and time deposits accepted by Indian banks must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the Reserve Bank of India. The limit on insurance coverage for depositors in insured banks is Rs. 500,000 per depositor. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

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

Borrowings by Banks in India

The Reserve Bank of India has permitted banks to borrow and lend in Call, Notice and Term Money Markets as per the internal board-approved limits within the prescribed prudential limits for interbank liabilities.

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

Gold Monetization Scheme and Sovereign Gold Bonds

The Gold Monetisation Scheme (“GMS”) is intended to mobilise gold held by households and institutions of the country and facilitate its use for productive purposes, and in the long run, to reduce the country’s reliance on the import of gold. The minimum deposit at any one time is 10 grams of raw gold. The short-term deposits are allowed for a period of one to three years and treated as the bank’s on-balance sheet liability, medium-term deposits for five to seven years and long-term deposits for 12-15 years. The redemption of medium and long-term deposits, at the option of the depositor, can be either in the Indian rupee equivalent of the value of the deposited gold or in the gold itself.

The Sovereign Gold Bonds (“SGBs”) are issued by the Government of India under Section 3 of the Government Securities Act, 2006. SGBs are government securities denominated in grams of gold. They are substitutes for holding physical gold. The Bond is issued by the Reserve Bank of India on behalf of the Government of India. The investment in sovereign gold bond is restricted based on the investor type.

Regulations Relating to Know Your Customer and Anti-Money Laundering

The Prevention of Money Laundering Act (“PMLA”), 2002, seeks to prevent and criminalize money laundering and terrorist financing in line with recommendations made by the Financial Action Task Force. The PMLA lays down the obligations on designated entities (including banks) for maintaining records and reporting certain transactions to the Financial Intelligence Unit. It also lists out the predicate offences, appointment of the Designated Director and Principal Officer and their respective obligations under the Act. Prevention of Money Laundering Rules (“PMLR”), 2005 have also been framed under this Act. Both the PMLA and PMLR are amended from time to time.

The Reserve Bank of India has also provided directions in line with the PMLA and PMLR that cover key aspects including customer acceptance policy, customer due-diligence procedures, monitoring of transactions risk management, regulatory reporting, training of employees and independent audit of AML/KYC framework. These directions are updated from time to time.

Regulations Relating to Investments

Banks are required to undertake investment activities as per the terms and conditions specified in the extant Reserve Bank of India guideline on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks dated September 12, 2023. Banks are required to adopt a board-approved comprehensive investment policy.

The entire investment portfolio (including SLR securities and non-SLR securities) is to be classified under three categories: ‘Held to Maturity’ (“HTM”), ‘Available for Sale’ (“AFS”) and ‘Fair Value through Profit and Loss’ (“FVTPL”). ‘Held for Trading’ (“HFT”) shall be a separate investment subcategory within FVTPL. Investments in own subsidiaries, joint ventures and associates will be a separate category. The category of the investment shall be decided by the bank at the time of acquisition.

Banks shall not reclassify investments between categories without the approval of their board of directors. Further, reclassification shall also require the prior approval of the RBI.

A bank’s investment in unlisted non-SLR securities shall not exceed 10 percent of its total investment in non-SLR securities as on March 31 of the previous year.

The criterion used to classify an asset as a Non-Performing Asset (“NPA”) shall be used to classify an investment as a Non-Performing Investment (“NPI”) (i.e., an NPI is one where interest/ instalment, including maturity proceeds is due and remains unpaid for more than 90 days). In the case of equity shares, in the event the investment in the shares of any company is valued at Re.1 per company on account of the non-availability of the latest balance sheet, those equity shares shall be classified as NPI.

Investments in Alternative Investment Funds

‘Regulated entities’ shall not make investments in any scheme of alternative investment funds which has downstream investments either directly or indirectly in a debtor company of the regulated entity. Debtor company of the regulated entity, shall mean any company to which the regulated entity currently has or previously had a loan or investment exposure anytime during the preceding 12 months.

If an alternative investment funds scheme, in which regulated entity is already an investor, makes a downstream investment in any such debtor company, then the regulated entities shall liquidate its investment in the scheme within 30 days from the date of such downstream investment by the alternative investment funds. In case regulated entities are not able to liquidate their investments within 30 days, they shall make 100 percent provision on such investments. Provisioning shall be required only to the extent of investment by the regulated entity in the AIF scheme which is further invested by the alternative investment funds in the debtor company.

Downstream investments shall exclude investments in equity shares of the debtor company of the regulated entity, but shall include all other investments, including investment in hybrid instruments.

Subsidiaries and Other Financial and Non-Financial Services Investments

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

Banks need prior permission of the Reserve Bank of India to form a subsidiary. Banks are required to maintain an “arm’s-length” relationship with subsidiaries.

Under the Reserve Bank of India guidelines, a bank’s equity investments in a subsidiary, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10.0% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20.0% of the bank’s paid-up share capital and reserves.

The aggregate equity investments made in all subsidiaries and other entities engaged in financial services and non-financial services, including overseas investments shall not exceed 20.0% of the bank’s paid-up share capital and reserves.

Regulations on Asset Liability Management

The Reserve Bank of India in November 2012 issued guidelines on Liquidity Risk Management by Banks. It includes guidance on liquidity risk governance, measurement, monitoring and the reporting to the Reserve Bank of India on liquidity positions.

Stress Testing

The Reserve Bank of India in November 2012 issued guidelines on stress testing. It covers guidelines on overall objectives, governance, design and implementation of stress testing programmes.

Banks are required to carry out the stress tests involving prescribed shocks at a minimum. Though a bank should assess its resilience to withstand shocks of all levels of severity indicated in the stress testing guidelines, the bank should be able to survive, at least the baseline shocks.

Guidelines on Banks’ Asset Liability Management Framework – Interest Rate Risk

On February 17, 2023, the Reserve Bank of India released guidelines on ‘Governance, measurement and management of Interest Rate Risk in Banking Book’. Until the date for implementation is communicated by the Reserve Bank of India, the Bank is required to submit the disclosures in the prescribed format to the Department of Regulation, Reserve Bank of India on a quarterly basis with effect from the quarter end of March 2023.

Information Technology and Cyber Security

The Reserve Bank of India’s guidelines on Information Security, Electronic Banking, Technology Risk Management and Cyber Frauds (G. Gopalakrishna Committee) broadly cover nine subject areas relating to Information Technology, including information technology governance, information security, information technology operations, information technology services outsourcing, information systems audit, cyber frauds, business continuity planning, customer education and legal issues. The implementation of the guidelines is to be monitored by senior management on an ongoing basis.

In April 2023, the Reserve Bank of India issued Master Direction on Outsourcing of Information Technology Services. Banks have been extensively leveraging information technology and information technology enabled services to support their business models, products and services offered to their customers.

In November 2023, the Reserve Bank of India issued Master Direction on Information Technology Governance, Risk, Controls and Assurance Practices. The Master Direction focuses on areas of information technology governance, information technology infrastructure & service management, information technology & information security risk management, business continuity & disaster recovery management and information systems audit.

Banks shall put in place a Risk Management framework for Outsourcing of information technology services that shall comprehensively deal with the processes and responsibilities for identification, measurement, mitigation/ management and reporting of risks associated with Outsourcing of information technology services arrangements.

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

The Reserve Bank of India issues guidelines on External Commercial Borrowings (“ECB”) and Trade Credits from time to time.

The Reserve Bank of India issued revised directions in January 2024 on facilities for hedging exchange risk by residents and non-residents. According to the directions, derivative products can be offered to any person resident in India or resident outside India having foreign exchange risk on an anticipated or contracted basis in line with issued guidelines.

The Reserve Bank of India has permitted non-residents to undertake transactions in the rupee interest rate derivatives markets for the purpose of hedging interest rate risk or otherwise.

For purposes other than hedging, non-residents (other than individuals) are permitted to take overnight index swaps transactions directly with market makers in India or by way of back-to-back arrangements through a foreign branch/parent/group entity of the market maker.

In 2021, the Reserve Bank of India issued revised guidelines for offering over-the-counter derivatives. It has prescribed broad principles to be adhered to by market makers with respect to governance frameworks, introduction of new products, user dealing conduct, pricing and valuation, risk management, internal control, and internal audit.

In June 2022, the Reserve Bank of India issued Master Directions for exchange of variation margin to minimize the counterparty credit risk arising out of dealing in Non Centrally Cleared Derivatives (“NCCDs”).

Further, in May 2024, the Reserve Bank of India amended the above direction and also issued directions for exchange of Initial Margin (“IM”) for NCCDs.

Consolidated Supervision Guidelines

Banks are required to prepare consolidated financial statements intended for public disclosure.

Banks are also required to submit to the Reserve Bank of India consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services.

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

The Reserve Bank of India has issued guidelines on amalgamation between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act. With respect to a merger of a bank and a nonbanking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its board and the board of the non-banking finance company, but before it is submitted to the tribunal for approval. See also “—Other Statutes—Competition Act.”

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act 2013. The Companies Act includes provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard must be explained in the annual report. Any excess amount spent over and above the requirement for that year may be set off against the requirement to spend for succeeding financial years. Any unspent amount in case of an ongoing project has to be transferred to the Unspent Corporate Social Responsibility Account and spent as stipulated under the Companies Act, 2013 and in other cases transfer such unspent amount to the fund specified under Schedule VII of the Companies Act within the stipulated period.

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

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India (“SEBI”) was established to protect the interests of investors in securities and to promote the development of and to regulate the Indian securities market. We and our subsidiaries and affiliates are subject to SEBI’s regulations for public capital issuances, private placements as well as underwriting, custodian, designated depository participant, merchant banker, depository participant, investment advisory, private equity, trading member, clearing member, asset management, portfolio management, banker to the issue, research analyst and debenture trusteeship activities. These regulations provide for our/our subsidiaries’ registration with SEBI for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable to these activities.

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

Regulations Governing Insurance Companies

The Insurance (Amendment) Act, 2021, was passed by the Indian Parliament and notified in 2021. The Act, amongst other things, raised the foreign investment limit in the insurance sector from 49.0% to a composite limit of 74.0%. An earlier amendment to the law eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after 10 years.

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, our subsidiary/associate and affiliate offering life insurance and general insurance products, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (“IRDAI” or “Authority”). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/ registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company Limited (the “AMC”), our asset management subsidiary, is regulated by SEBI for its asset management activity. The AMC is primarily governed by SEBI (Mutual Funds) Regulations 1996, SEBI (Portfolio Managers) Regulations, 2020 and SEBI (Alternative Investment Funds) Regulations 2012 and circulars issued under the respective regulations. These regulations, among other things, provides for the requirements of registration, restrictions on business activities of asset management companies, process/requirements for launching funds/portfolios, requirements for valuation policies and disclosures and reporting requirements. Further, the respective regulations provide for investment restrictions applicable to the funds/portfolios.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that foreign branches/foreign subsidiaries of Indian banks/AIFIs can deal in financial products, including structured financial products, which are not available or are not permitted by the Reserve Bank in the domestic market without prior approval of the Reserve Bank of India, subject to compliance with certain conditions.

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. Our subsidiary in the United Kingdom has seven branches located in the United Kingdom and one branch in mainland Europe, located in Eschborn, Germany.

Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions. Our subsidiary in Canada has 9 branches and 5 Customer Service Centers in Halifax, Kitchener, Ottawa, Winnipeg and Edmonton.

Offshore Branches

Our overseas branches in Singapore, Bahrain, Hong Kong, the Dubai International Financial Centre, China and New York are regulated by the Monetary Authority of Singapore, Central Bank of Bahrain, Hong Kong Monetary Authority, Dubai Financial Services Authority, National Financial Regulatory Administration, Federal Reserve Board and the Office of the Comptroller of the Currency respectively. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Unit No 408, 4th Floor, Brigade International Financial Centre, GIFT Multi Services SEZ, Gandhinagar 382 344, Gujarat, India.

In 2021, the Reserve Bank of India released a circular regarding infusion of capital in overseas branches and subsidiaries and retention/repatriation/transfer of profits in these centers by banks incorporated in India. As per the circular, prior approval of the Reserve Bank of India is not required for capital infusion/ transfers (including retention/repatriation of profits) for banks which meet the regulatory capital requirements (including capital buffers). Banks shall however seek the approval of their boards for the same. Banks are required to report all such instances of infusion of capital and retention/transfer/repatriation of profits in overseas branches and subsidiaries to the Reserve Bank of India.

Regulations Governing Banking Units in International Financial Services Centres in India

As per guidelines issued by the Reserve Bank of India, public and private sector banks dealing in foreign exchange are permitted to set up one banking unit in each international financial services center in India. Banks need prior approval of the Reserve Bank of India before opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. In 2020, the Government established the International Financial Services Centres Authority, a unified authority for the development and regulation of financial products, financial services and financial institutions in the International Financial Services Centre. In 2020, the International Financial Services Centres Authority announced regulations for banking and investment activities in the IFSC. Banking units were permitted to undertake additional activities, subject to compliance with the terms and conditions or guidelines as specified by the International Financial Services Centres Authority.

With a view to further enhancing ‘ease of doing banking business’, the International Financial Services Centres Authority has issued the International Financial Services Centres Authority Banking Handbook which is a compendium of directions of the Authority to the IBU operating in GIFT IFSC and to the banking companies incorporated in India or outside India looking to set up an IBU as a branch in GIFT IFSC. The Handbook is organised in three components, including: (a) General directions, (b) Conduct of Business directions, and (c) Prudential Directions applicable to IBUs. The provisions of International Financial Services Centres Authority Banking Handbook have been effective since January 1, 2022. The respective handbooks are updated from time to time by the International Financial Services Centres Authority to incorporate amendments.

Representative Offices

We have representative offices in various jurisdictions that are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

The Government of India entered into a Model 1 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with the United States. ICICI Bank is registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to the Foreign Account Tax Compliance Act with the United Kingdom, Canada, Germany, Singapore, the United Arab Emirates, Bahrain and reached a similar agreement in substance with China, Malaysia and Indonesia, and a Model 2 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable inter-governmental agreements with respect to the Foreign Account Tax Compliance Act and any regulations issued thereunder.

Common Reporting Standards

The Common Reporting Standard formally referred to as the Standard for Automatic Exchange of Financial Account Information, is an information standard for the automatic exchange of information, developed in the context of the Organization for Economic Cooperation and Development. In India requirements under the Foreign Account Tax Compliance Act/Common Reporting Standard are implemented by the Central Board of Direct Taxes. The common reporting standard has been adopted by the United Kingdom, Canada, Germany, Hong Kong, Singapore, Malaysia, Indonesia, China, the United Arab Emirates and Bahrain.

Exchange Controls

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions, with a few exceptions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons).

Issuance of Depositary receipts, Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

The Securities and Exchange Board of India, via circular dated October 10, 2019, has provided a framework for the issuance of depositary receipts. As per the circular, only a company incorporated in India and listed on a recognized stock exchange in India may issue permissible securities or their holders may transfer permissible securities, for the purpose of issuing depositary receipts subject to compliance with the eligibility criteria defined by SEBI. SEBI has further issued operational guidelines dated October 1, 2020, for monitoring foreign holdings in depositary receipts. Pursuant to the operational guidelines, every listed company shall appoint one Indian depository as the designated depository for the purposes of monitoring such limits. Subsequently, SEBI issued a circular dated December 18, 2020, according to which non-resident indians shall neither subscribe to any further issue nor make any further acquisition of depositary receipts except issue of depositary receipts to non-resident Indians pursuant to share based employee benefit schemes or pursuant to bonus issue or rights issue. The Listed Company has the obligation to identify the non-resident Indian holders who are issued depositary receipts in terms of employee benefit scheme and provide such information to the designated depository for monitoring limits. There are no end-use restrictions on American Depositary Receipt issue proceeds except for the real estate sector and stock markets, in which investment of ADR issue proceeds is prohibited.

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

If a sale of securities has taken place in terms of the rules laid down by the government, Reserve Bank of India guidelines and other applicable regulations, the sale proceeds may be freely remitted as long as (i) the securities were held on repatriation basis, (ii) either the securities has been sold in compliance with the pricing guidelines issued by the Reserve Bank of India or the Reserve Bank of India’s approval has been obtained in other cases and (iii) a no objection or tax clearance certificate from the income tax authority has been obtained.

The issuance of fresh depositary receipts and any changes or modifications in the existing terms and conditions of ADR/GDR should be in accordance with DR Scheme, 2014 or/and be subject to approval or clarification from the Reserve Bank of India or the SEBI.

Investment in depositary receipts by a person resident outside India should be in terms of schedule IX of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 dated October 17, 2019.

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

The issue or transfer of any security of an Indian company by a person resident outside of India, foreign investment in equity instruments (equity shares, compulsorily convertible debentures, compulsorily convertible preference shares and share warrants) as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable rules and regulations issued under the Foreign Exchange Management Act, 1999, the Depository Receipts Scheme 2014 and by the Securities and Exchange Board of India, and may be made only in accordance with the terms and conditions specified under such rules and regulations.

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

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”) provide for, among other things, the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment up to 49.0% in private sector banks does not require any specific approval, foreign investment beyond 49.0% and up to 74.0% requires prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49.0% of the paid-up capital on a fully diluted basis or a sectoral cap (whichever is lower) that does not result in the transfer of ownership or control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India, and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Rules. The Rules allow Indian companies to freely issue rights and bonus shares to existing non-resident shareholders, subject to adherence to sectoral cap and fulfilling certain conditions laid out in the applicable laws and statute. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	Additionally, in the case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require approval of the Cabinet Committee on Economic Affairs.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0% of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Aggregate holding by a person along with his relatives, associate enterprises and persons acting in concert with him, whether directly or indirectly, beneficial or otherwise, of shares or voting rights, of 5% or more of the paid-up share capital or voting rights (“major shareholding”) in a banking company shall require prior approval of the Reserve Bank of India pursuant to Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions dated January 16, 2023. The persons from Financial Action Task Force non-compliant jurisdictions shall not be permitted to acquire major shareholding in a banking company. However, existing major shareholding by persons from Financial Action Task Force non-compliant jurisdiction shall be continued, provided that there shall not be any further acquisition without prior approval of the Reserve Bank of India. If aggregate holding of a person falls below 5%, fresh Reserve Bank of India approval will be required for raising it again to 5% or above. Additionally, the ceiling on voting rights for a single shareholder is 26.0% of the total voting rights of all shareholders of the bank.

•	A permissible holder may purchase or sell equity shares of a public Indian company which is listed or to be listed on an International Exchange under Direct Listing of Equity Shares of Companies Incorporated in India on International Exchanges Scheme.

Under the Portfolio Investment Scheme:

i.	Foreign portfolio investors, as referred in Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its board of directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24.0% or 49.0% or 74.0% or (ii) increase the aggregate limit to 49.0% or 74.0% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10.0% or more of total paid-up equity capital on a fully diluted basis on behalf of itself or it’s investor group.

ii.	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India issued the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, as amended from time to time. Under the foreign portfolio investment regime, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The total holding by each foreign portfolio investor or its investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. If the total investment exceeds the aforementioned threshold limit, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered as Foreign Direct Investment and the foreign portfolio investor and its investor group shall not make further portfolio investment in that company. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly, having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be clubbed at the investment limit as applicable to a single foreign portfolio investor.

Transfer of equity instruments by a person resident outside India

A person resident outside India (other than a non-resident Indian/overseas citizen of India or a former overseas corporate body) may transfer by way of sale or gift the equity instruments of an Indian company or units held by him or it to any person resident outside India provided that:

i.	prior government approval shall be obtained for any transfer in case the company is engaged in a sector which requires government approval; and

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

Reporting of foreign investments

The Reserve Bank of India has issued guidelines on reporting of foreign investments with the objective of integrating different reporting structures for foreign investments in India. As per the guidelines, a Single Master Form must be filed online. The Single Master Form, as amended from time to time, provides a facility for reporting total foreign investments in an Indian entity as well as investments by persons residing outside India in an investment vehicle.

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

Currently, an Indian entity or an investment vehicle making a downstream investment in another Indian entity which is considered as indirect foreign investment for the investee Indian entity in terms of Foreign Exchange Management (Non-Debt Instrument) Rules, 2019, shall notify the Secretariat for Industrial Assistance, DPIIT, about such investment (including modality of investment in new/existing ventures) within 30 days of such investment, even if equity instruments have not been allotted. Such entity or investment vehicle shall also file Form DI with the Reserve Bank of India within 30 days from the date of allotment of equity instruments.

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

For transfer of ADSs, investors may need to seek specific approval from Government of India on a case-by-case basis. However, Notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, and foreign portfolio investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by non-resident Indians, overseas corporate bodies and foreign portfolio investors would be required.

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

	Dividend per equity share	Total amount of dividends paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2020	1.00	6.4
2021	Nil	Nil
2022	2.00	13.9
2023	5.00	34.8
2024	8.00	56.0

From fiscal 2021, dividend income is taxable in the hands of shareholders and companies are not liable to pay dividend distribution tax on distributed profits.

For fiscal 2024, the Board of Directors has proposed a dividend, of Rs. 10.00 per equity share, which will be paid during fiscal 2025 after approval by the shareholders in the forthcoming annual general meeting.

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

(c)	The non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of the Income Tax Act.

(d)	However, as per provisions of the Income Tax Act, no deduction of tax shall be made from capital gain arising from transfer of securities, payable to a Foreign Institutional Investor.

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

Dividend income will include any amounts withheld in respect of Indian taxes and will be treated as non-U.S. source income. Indian income taxes withheld from cash dividends on the ADSs or equity shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon your circumstances. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Indian income tax system meets these requirements. The U.S. Internal Revenue Service has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a non-U.S. tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Indian taxes) in computing their taxable income, subject to applicable limitations. An election to deduct creditable non-U.S. taxes instead of claiming foreign tax credits applies to all such non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Indian taxes in their particular circumstances.

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

Under certain circumstances as described under “ --Indian Tax --Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. Under the Code, any gain or loss on the sale or exchange of ADSs or equity shares will generally be U.S. source. However, although the application of the Treaty in this respect is subject to uncertainty, it is possible that under the Treaty your gains from dispositions of equity shares may be treated as foreign source. In that case, you may be able to claim foreign tax credit in respect of any Indian income tax on this gain if you are eligible for Treaty benefits and elect to apply them. If you are not eligible for Treaty benefits, or if your gain from a disposition of equity shares is not treated as foreign source gain under the Treaty, Treasury regulations generally preclude you from claiming foreign tax credit with respect to any Indian income tax on such gain. However, as noted above the IRS released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if the Treasury regulations do not preclude you from claiming foreign tax credit with respect to any Indian income tax on any gain from dispositions of equity shares, other limitations may limit your ability to claim a foreign tax credit with respect to such tax. It is possible that any Indian tax on disposition gains that is not credited against your U.S. federal income tax liability may either be deductible or reduce the amount realized on a disposition. If the Indian tax is creditable, an election to deduct it instead of claiming a foreign tax credit with respect thereto applies to all non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser with respect to your ability to credit any Indian income taxes on dispositions against your U.S. federal income tax liability, including the uncertainty as to whether Indian taxes on dispositions are generally creditable under the Treaty, the requirement to report Treaty-based return positions and the creditability or deductibility of the Indian tax on disposition gains in your particular circumstances (including any applicable limitations).

Any Indian stamp duty paid or securities transaction tax on the purchase or sale of equity shares will not be creditable against your U.S. federal income tax liability. However, stamp duty or securities transaction tax may increase your tax basis in the equity shares if you are a buyer of the shares, or reduce the amount of gain (or increase the amount of loss) you recognize on the sale or other disposition of the shares.

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

The data for fiscal 2022 through fiscal 2024 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Securities and Exchange Board of India and the Insurance Regulatory and Development Authority as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

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

The consolidated financial statements for fiscal 2022 through fiscal 2024 were audited by joint auditors MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly known as Khimji Kunverji & Co LLP), Chartered Accountants under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2022 through fiscal 2024 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in ICICI Prudential Life Insurance Company Limited, is accounted for by the equity method, because of substantive participative rights retained by the minority shareholders. Under Indian GAAP, ICICI Prudential Life Insurance Company Limited is consolidated on a line-by-line basis.

During fiscal 2024, the Board of Directors of the Bank approved the increase of the shareholding in ICICI Lombard General Insurance Company Limited (ICICI General) in multiple tranches up to 4.0%, making ICICI General a subsidiary of the Bank. Following the receipt of the necessary regulatory approval(s), the Bank through stock exchange mechanism acquired an additional stake in ICICI General in multiple tranches, resulting in an increase in shareholding of more than 50.0%. Consequently, ICICI General ceased to be an associate and became a subsidiary of the Bank effective February 29, 2024 in consolidated financial statements under Indian GAAP as well as under U.S. GAAP.

During fiscal 2023, the Board of Directors of the Bank approved making I-Process Services (India) Private Limited (I-Process) a wholly-owned subsidiary of the Bank. Following the receipt of the necessary regulatory approval(s), the Bank entered into a share purchase agreement in relation to an investment in the equity shares of I-Process through off-market transactions. Consequently, I-Process ceased to be an associate and became a subsidiary of the Bank effective March 20, 2024 and subsequently became a wholly-owned subsidiary of the Bank effective March 22, 2024 in consolidated financial statements under Indian GAAP as well as under U.S. GAAP.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2024.

Additional Information

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, among other things, carry on the business of banking in any part of India or outside India.

Provisions Relating to Directors

Certain provisions of our Articles of Association relating to directors are set forth as follows:

•	Article 128 of the Articles of Association provides that no director shall be required to hold any qualification shares of the Company.

•	Article 135 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement.

•	Article 137 of the Articles of Association provides that at every Annual General Meeting of the Company, one third of such directors for the time being as are liable to retire by rotation or if their number is neither three nor a multiple of three, then the number nearest to one-third, shall retire from office. The Debenture Directors, the Government Directors and the other Non-Rotational Directors shall not be subject to retirement under the Articles of Association.

•	Article 138 of the Articles of Association provides that the directors to retire by rotation at every Annual General Meeting shall be those who have been longest in office since their last appointment, but as between persons who became Directors on the same day, those who are to retire shall (unless they otherwise agree among themselves) be determined by lot. There is no provision under the Articles of Association requiring the mandatory retirement of directors at a specified age. Pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Further, pursuant to the Reserve Bank of India guidelines, no person can continue as Managing Director and Chief Executive Officer or wholetime director beyond the age of 70 years. Within the overall limit of 70 years, individual Bank's Boards are free to prescribe a lower retirement age for the wholetime directors, including the Managing Director and Chief Executive Officer.

•	Directors have no powers to vote in absence of a quorum.

•	Article 79 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the Board of Directors, borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, redeemable debentures or debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including our uncalled capital.

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

Annual Report to Security Holders

We intend to submit annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Exhibit Index

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated herein by reference to Exhibit 1.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
1.2	ICICI Bank Articles of Association, as amended (incorporated herein by reference to Exhibit 1.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)*).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to Exhibit 2.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to Exhibit 4.3 to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2012 filed on July 31, 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2016 filed on August 1, 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011 (incorporated herein by reference to Exhibit 2.4 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
2.5	Amendment No.1 to the Deposit Agreement originally dated March 31, 2020 and as amended and supplemented from time to time (incorporated herein by reference to Exhibit a(ii) to ICICI Bank's Registration Statement on Form F-6 filed on July 1, 2024).
2.6	ICICI Bank’s Share Certificate Specimen.
2.7	Description of Securities Registered under Section 12 of the Exchange Act.
4.1

ICICI Bank Employees Stock Option Scheme - 2000, as amended (incorporated herein by reference to Exhibit 4.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2019 filed on July 31, 2019).

4.2	ICICI Bank Employees Stock Unit Scheme – 2022 (incorporated herein by reference to Exhibit 4.2 to ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2023 filed on July 28, 2023).
8.1	List of Subsidiaries (included under “Business–Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
11.2	ICICI Bank Code on Prohibition of Insider Trading.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
97.1	ICICI Bank Compensation Policy

*Paper filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Anindya Banerjee
	Name:	Mr. Anindya Banerjee
	Title:	Group Chief Financial Officer

Place: Mumbai

Date: July 31, 2024

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2023

and March 31, 2024 together

with Auditors’ Report

1

2

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited (the ‘Bank’) and subsidiaries (the Company) as of March 31, 2024 and 2023, the related consolidated profit and loss accounts and consolidated cash flows statements for each of the years in the three-year period ended March 31, 2024, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with generally accepted accounting principles in India.

Differences from U.S. Generally Accepted Accounting Principles

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 of Schedule 18B to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Allowance for Credit Losses

As discussed in Note 7 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses under generally accepted accounting principles in India (Indian GAAP) was Rs. 222,697.6 million as at 31 March 2024 (the March 31, 2024 Indian GAAP ACL). As discussed in Note 21 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. GAAP as of March 31, 2024 was Rs. (13,384.3) million which included allowance for credit losses on loans evaluated on a collective basis (the March 31, 2024 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the March 31, 2024 individual ACL). The March 31, 2024 Indian GAAP ACL, the March 31, 2024 collective ACL and the March 31, 2024 individual ACL are collectively referred to as ‘total ACL’.

The March 31, 2024 collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the March 31, 2024 collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The quantitative calculation of expected credit losses is the product of multiplying the Company’s estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD). For the quantitative calculation, the Company uses models to develop the PD and LGD, which are derived from internal historical default and loss experience, that incorporate the relevant macro-economic scenario over reasonable and supportable forecast periods. Further, the probability of default for subsequent periods reverts to the long run average observed behavior. All such periods are established for each portfolio segment. The Company estimates the EAD using a model which estimates prepayments over the life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and EAD models, the Company segments the portfolio into pools, incorporating certain criteria including, but not limited to customer type, risk rating and delinquency status for commercial loans and product type, delinquency status, credit scores and months on book for non-commercial loans. The Company has developed internal models to assign credit risk ratings to borrowers, which are used for the segmentation of commercial loans. The model output for the collective ACL is adjusted by increasing the probability of default estimates to take into consideration model imprecision not yet reflected in the calculation. Judgment is applied in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

We identified the assessment of collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of collective ACL due to significant measurement uncertainty. The assessment as of the March 31, 2024 of collective ACL encompassed the evaluation of the Collective ACL methodology, including the methods and models used to estimate the PD, LGD, and EAD and their significant assumptions. Such significant assumptions included portfolio segmentation, the relevant macro-economic scenario, the reasonable and supportable forecast periods, the historical observation period, and credit risk ratings for commercial loans and prepayment estimates.

Allowance for Credit Losses (continued)

The assessment also included the evaluation of the qualitative factors and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertainties such as elevated geopolitical risks along with the attendant volatility in oil and commodity prices, continuing high interest rates for longer periods, weak growth outlook across the world, stagnant job growth in IT and startups and expected uneven distribution of monsoon. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD and commercial loan credit risk rating models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of the collective ACL estimates, including controls over the:

-	review of the Collective ACL methodology

-	review of the PD, LGD, commercial loan credit risk rating and EAD models

-	identification and determination of the significant assumptions used in the PD, LGD, commercial loan credit risk rating and EAD models

-	determination of the key assumptions and inputs used to estimate the quantitative and qualitative calculation of the Collective ACL, including selection of relevant macroeconomic variables and consideration of uncertainties such as elevated geopolitical risks along with the attendant volatility in oil and commodity prices, continuing high interest rates for longer periods, weak growth outlook across the world, stagnant job growth in IT and startups and expected uneven distribution of monsoon

-	validation of the PD, LGD and commercial loan credit risk rating model for the Collective ACL

We evaluated the Company’s development of the Collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the Collective ACL methodology for compliance with U.S. generally accepted accounting principles

-	evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD, LGD, and EAD models by comparing them to relevant Company

-	specific metrics and trends and the applicable industry and regulatory practices

-	assessing the conceptual soundness and performance testing of the PD, LGD, commercial loan credit risk rating and EAD models by inspecting the model documentation to determine whether the models are suitable for their intended use

-	evaluating the methodology used to develop and incorporate the relevant macro-economic scenario over the reasonable and supportable forecast periods and underlying assumptions by comparing it to the Company’s business environment and relevant industry practices

-	assessing the macro-economic variables through benchmarking to publicly available forecasts, where available

-	evaluating the length of the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period by comparing them to specific portfolio risk characteristics and trends

-	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

Allowance for Credit Losses (continued)

-	testing the methodology used for estimation of individual credit risk ratings for commercial loans by performing quantitative validation of credit rating models used to assign the credit risk ratings.

-	evaluating the methodology used for estimating the prepayments within the EAD models over the life of the loans

-	evaluating the methodology used to develop the qualitative factors, including consideration of uncertainties such as elevated geopolitical risks with the attendant volatility in oil and commodity prices, high interest rates for longer periods, weak growth outlook across the world, stagnant job growth in IT and startups and expected uneven distribution of monsoon and the effect of those factors on the Collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative calculations

Liabilities in respect to life insurance policies

As given in the consolidated financial statements, liabilities for life insurance policies in force is included in the total liabilities for policies in force of Rs. 2,813,183 million.

The liabilities in respect of life insurance policies in force under Indian GAAP are estimated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the Insurance Regulatory and Development Authority of India (IRDAI) and relevant Guidance Notes/ Actuarial Practice Standards of the Institute of Actuaries of India. The actuarial liability for non-linked policies, both participating and non-participating, is calculated by the Company using the gross premium method, that involves assumptions for interest, mortality, morbidity, expenses and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of future profits to shareholders. These assumptions are determined as prudent estimates updated at the date of valuation, including allowances for possible adverse deviations.

We identified the assessment of liabilities for life insurance policies in force under Indian GAAP to be a critical audit matter since it involves a high degree of audit effort, including subjective and complex auditor judgment in evaluating management’s estimate, and use of actuarial professionals with specialized skill and knowledge to assist in performing procedures and evaluating the estimate of such liabilities. Specifically, there is significant judgement in determination of assumptions for all policies in force under Indian GAAP. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of liabilities for life insurance policies in force under Indian GAAP, including controls over the valuation process and underlying data which included assessment and approval of the methods and assumptions adopted over such measurements as well as appropriate access and change management controls over the actuarial models. We involved actuarial professionals with specialized skills and knowledge who assisted in:

-	assessing the methodology for selecting assumptions by comparing the methodology used against industry standard actuarial practice

-	assessing the methodology for calculating the liabilities by reference to the requirements of the industry standard actuarial practice and assessing the impact of current year changes in methodology on the calculation of policyholder liabilities
-	evaluating the analysis of the movements in liabilities during the year, including consideration of whether the movements were in line with the methodology and assumptions adopted

-	evaluating judgments applied by management in setting assumptions, including evaluating the results of experience studies used as the basis for setting those assumptions

-	independently re-calculating the liabilities for a selection of individual policies for select products to assess whether the selected model calibration had been appropriately implemented

Liabilities in respect to life insurance policies (continued)

-	evaluating the appropriateness of the methodology and assumptions used in the Company’s annual premium deficiency tests and assessed the reasonableness of results

We have served as the Company’s auditor since 1999.

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 31, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank Limited (the ‘Bank’) and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2024 and 2023, the related consolidated profit and loss accounts and consolidated cash flows statements for each of the years in the three-year period ended March 31, 2024, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements), and our report dated July 31, 2024 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 31, 2024

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2024	March 31, 2023

CAPITAL AND LIABILITIES

Capital	1	14,046,790	13,967,750
Employees stock options outstanding	1A	14,053,180	7,608,859
Reserves and surplus	2	2,533,338,376	2,123,401,284
Minority interest	2A	138,884,162	66,867,526
Deposits	3	14,435,799,524	12,108,321,521
Borrowings	4	2,074,280,008	1,890,618,073
Liabilities on policies in force		2,813,183,300	2,388,673,665
Other liabilities and provisions	5	1,617,044,935	985,446,292

TOTAL CAPITAL AND LIABILITIES		23,640,630,275	19,584,904,970

ASSETS

Cash and balances with Reserve Bank of India	6	899,430,231	686,489,413
Balances with banks and money at call and short notice	7	728,258,795	678,075,515
Investments	8	8,271,625,050	6,395,519,671
Advances	9	12,607,762,029	10,838,663,147
Fixed assets	10	132,402,763	109,690,036
Other assets	11	976,409,788	875,453,870
Goodwill on consolidation		24,741,619	1,013,318

TOTAL ASSETS		23,640,630,275	19,584,904,970

Contingent liabilities	12	57,578,163,337	50,359,511,032
Bills for collection		1,007,917,603	864,576,684
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2024	March 31, 2023	March 31, 2022

I. INCOME
Interest earned	13	1,595,159,252	1,210,668,098	954,068,654
Other income	14	765,218,020	651,119,912	621,294,514

TOTAL INCOME		2,360,377,272	1,861,788,010	1,575,363,168

II. EXPENDITURE
Interest expended	15	741,081,627	505,433,879	411,666,711
Operating expenses	16	977,827,922	824,390,232	731,517,275
Provisions and contingencies (refer note 18.6)		191,400,276	187,333,629	174,340,856

TOTAL EXPENDITURE		1,910,309,825	1,517,157,740	1,317,524,842

III. PROFIT/(LOSS)
Net profit for the year (before share in profit of associates and minority interest)		450,067,447	344,630,270	257,838,326
Add: Share of profit in associates		10,737,680	9,982,876	7,544,279
Net profit for the year before minority interest		460,805,127	354,613,146	265,382,605
Less: Minority interest		18,241,392	14,246,738	14,281,645
Net profit after minority interest		442,563,735	340,366,408	251,100,960
Profit brought forward		656,386,769	508,988,514	385,155,990

TOTAL PROFIT/(LOSS)		1,098,950,504	849,354,922	636,256,950

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		102,221,000	79,742,000	58,349,000
Transfer to Capital Reserve		332,500	878,200	15,742,037
Transfer to Capital Redemption Reserve		..	..	..
Transfer to/(from) Investment Reserve Account		..	..	..
Transfer to/(from) Investment Fluctuation Reserve		9,927,900	1,043,810	3,828,798
Transfer to Special Reserve		31,353,000	26,254,000	15,328,500
Transfer to/(from) Revenue and other reserves		872,340	50,255,680	657,420
Dividend paid during the year		55,985,964	34,794,463	13,852,335
Balance carried over to balance sheet		898,257,800	656,386,769	528,498,860

TOTAL		1,098,950,504	849,354,922	636,256,950

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		63.19	48.86	36.21
Diluted (Rs.)		61.96	47.84	35.44
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

		Year ended
		March 31, 2024	March 31, 2023	March 31, 2022

Cash flow from/(used in) operating activities

Profit before taxes		596,839,961	458,300,782	335,675,367

Adjustments for:
Depreciation and amortisation		19,958,856	16,351,038	14,699,244
Net (appreciation)/depreciation on investments[1]		16,172,037	27,053,455	18,320,870
Provision in respect of non-performing and other assets		9,635,716	(3,653,501)	63,775,215
General provision for standard assets		11,658,491	4,898,941	4,065,438
Provision for contingencies & others		8,780,202	54,236,861	16,513,472
(Profit)/loss on sale of fixed assets		(144,093)	(542,579)	(56,635)
Employees stock options expense		7,029,081	5,180,508	2,669,253

	(i)	669,930,251	561,825,505	455,757,552

Adjustments for:
(Increase)/decrease in investments		167,355,354	(158,286,285)	(166,685,392)
(Increase)/decrease in advances		(1,782,646,848)	(1,638,931,648)	(1,349,047,011)
Increase/(decrease) in deposits		2,329,930,107	1,194,663,589	1,314,257,752
(Increase)/decrease in other assets		18,818,794	(165,971,353)	46,750,597
Increase/(decrease) in other liabilities and provisions		302,893,172	277,742,529	329,993,864

	(ii)	1,036,350,579	(490,783,168)	175,174,482

Refund/(payment) of direct taxes	(iii)	(133,436,047)	(108,754,258)	(49,817,733)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii))	(A)	1,572,844,783	(37,711,921)	581,114,301

Cash flow from/(used in) investing activities
Purchase of fixed assets		(36,785,464)	(24,676,808)	(18,599,746)
Proceeds from sale of fixed assets		698,893	2,874,176	1,174,397
(Purchase)/sale of held to maturity securities		(1,423,224,353)	(658,250,590)	(375,789,070)

Net cash flow from/(used in) investing activities	(B)	(1,459,310,924)	(680,053,222)	(393,214,419)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		11,708,675	9,420,691	7,979,764
Proceeds from long-term borrowings		391,968,191	417,361,966	356,976,668
Repayment of long-term borrowings		(391,468,771)	(268,917,978)	(346,030,278)
Net proceeds/(repayment) of short-term borrowings		181,423,005	124,836,960	169,436,188
Dividend paid		(55,985,964)	(34,794,463)	(13,852,335)

Net cash flow from/(used in) financing activities	(C)	137,645,136	247,907,176	174,510,007

Effect of exchange fluctuation on translation reserve	(D)	4,234,435	3,163,063	(1,268,443)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	255,413,430	(466,694,904)	361,141,446

Cash and cash equivalents at beginning of the year	1,364,564,928	1,831,259,832	1,475,705,302
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the year	7,710,668
Less: Reduction due to discontinuation of ICICI Lombard General Insurance Company Limited from consolidation during the year			(5,586,916)
Cash and cash equivalents at end of the year	1,627,689,026	1,364,564,928	1,831,259,832

1.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 1 - CAPITAL

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

Authorised capital
12,500,000,000 equity shares of Rs. 2 each (March 31, 2023: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
6,982,815,731 equity shares of Rs. 2 each (March 31, 2023: 6,948,771,375 equity shares)	13,965,631	13,897,543
Add: 39,519,912 equity shares of Rs. 2 each (March 31, 2023: 34,044,356 equity shares) issued during the year	79,040	68,088
	14,044,671	13,965,631

Add: Forfeited equity shares[1]	2,119	2,119

TOTAL CAPITAL	14,046,790	13,967,750

1.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

SCHEDULE 1A - Employees stock options outstanding

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

Opening Balance	7,608,859	2,664,141
Additions during the year[1]	7,028,323	5,172,383
Deductions during the year[2]	(584,002)	(227,665)
Closing Balance	14,053,180	7,608,859

1.	Represents cost of stock options/units recognised during the year.

2.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2024	March 31, 2023

II. Statutory reserve
Opening balance	435,778,519	356,036,519
Additions during the year	102,221,000	79,742,000
Deductions during the year	..	..

Closing balance	537,999,519	435,778,519

II. Special reserve
Opening balance	160,232,000	133,978,000
Additions during the year	31,353,000	26,254,000
Deductions during the year	..	..

Closing balance	191,585,000	160,232,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

(Rs. in thousands)

	At
	March 31, 2024	March 31, 2023

III. Securities premium
Opening balance	507,229,514	497,645,058
Additions during the year[1]	12,206,924	9,584,456
Deductions during the year	..	..

Closing balance	519,436,438	507,229,514

IV. Investment reserve account
Opening balance	..	..
Additions during the year	..	..
Deductions during the year	..	..

Closing balance	..	..

V. Investment fluctuation reserve[2]
Opening balance	21,758,809	20,714,999
Additions during the year	9,927,900	1,043,810
Deductions during the year	..	..

Closing balance	31,686,709	21,758,809

VI. Capital reserve
Opening balance	150,662,553	149,784,353
Additions during the year[3]	690,995	878,200
Deductions during the year	..	..

Closing balance[4]	151,353,548	150,662,553

VII. Capital redemption reserve
Opening balance	3,500,000	3,500,000
Additions during the year	..	..
Deductions during the year	..	..

Closing balance	3,500,000	3,500,000

(Rs. in thousands)

	At
	March 31, 2024	March 31, 2023

VIII. Foreign currency translation reserve
Opening balance	15,594,494	12,431,431
Additions during the year[5]	4,234,435	3,163,063
Deductions during the year	..	..

Closing balance	19,828,929	15,594,494

IX. Revaluation reserve
Opening balance	30,918,416	32,284,975
Additions during the year[6]	1,174,473	839,517
Deductions during the year[7]	(980,148)	(2,206,076)

Closing balance	31,112,741	30,918,416

X. Revenue and other reserves
Opening balance	141,340,210	88,597,221

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

Additions during the year	7,381,788	52,798,858
Deductions during the year	(144,306)	(55,869)

Closing balance[8,9,10]	148,577,692	141,340,210

XI. Balance in profit and loss account	898,257,800	656,386,769
Deductions during the year	..	..
Balance in profit and loss account	898,257,800	656,386,769
TOTAL RESERVES AND SURPLUS	2,533,338,376	2,123,401,284

1.	Includes Rs. 12,206.2 million (March 31, 2023 : Rs. 9,576.3 million) on exercise of employee stock options.

2.	Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and HFT investments during the period. The amount not less than the lower of net profit on sale of AFS and HFT category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the HFT and AFS portfolio.

3.	Represents appropriations made by the Bank for profit on sale of investments in held-to-maturity category and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.

4.	Includes capital reserve on initial/subsequent investment on subsidiaries and associates amounting to Rs 437.6 million (March 31, 2023: Rs 79.1 million).

5.	Includes transfer of accumulated translation loss of Rs 3,396.6 million related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.

6.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

7.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

8.	Includes Rs 6,841.3 million towards fair value change account of insurance subsidiaries (March 31, 2023: Rs 1,435.9 million).

9.	Includes unrealised profit/(loss), net of tax, of Rs 20.1 million (March 31, 2023: Rs 161.5 million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

10.	Includes unrealised profit/(loss) pertaining to the investments of venture capital funds.

SCHEDULE 2A - MINORITY INTEREST

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

Opening minority interest	66,867,526	59,808,935
Subsequent increase/(decrease) during the year[1]	72,016,636	7,058,591

CLOSING MINORITY INTEREST	138,884,162	66,867,526

1.	FY2024 includes deduction of minority interest relating to ICICI Lombard General Insurance Company Limited amounting to Rs. 63,102.1 million on becoming a subsidiary.

SCHEDULE 3 - DEPOSITS

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

A. I. Demand deposits
i) From banks	47,613,641	49,978,962
ii) From others	1,940,571,390	1,608,349,299
II. Savings bank deposits	4,060,887,215	3,848,298,564
III. Term deposits
i) From banks	208,627,693	113,475,314
ii) From others	8,178,099,585	6,488,219,382

TOTAL DEPOSITS	14,435,799,524	12,108,321,521

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

B. I. Deposits of branches in India	13,954,785,283	11,638,079,242
II. Deposits of branches/subsidiaries outside India	481,014,241	470,242,279

TOTAL DEPOSITS	14,435,799,524	12,108,321,521

SCHEDULE 4 - BORROWINGS

		(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

I. Borrowings In India
i) Reserve Bank of India[1]	26,186,900	18,899,200
ii) Other banks	104,714,012	71,911,178
iii) Financial institutions[2]	661,840,505	608,942,331
iv) Borrowings in the form of
a) Deposits	38,106,055	36,624,470
b) Commercial paper	172,960,808	98,022,849
c) Bonds and debentures (excluding subordinated debt)	525,303,878	506,782,072
v) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	..	51,400,000
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	48,594,148	53,206,653

TOTAL BORROWINGS IN INDIA	1,577,706,306	1,445,788,753

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	4,135,575	5,962,274
ii) Bonds and notes	133,372,570	133,419,412
iii) Other borrowings	359,065,557	305,447,634

TOTAL BORROWINGS OUTSIDE INDIA	496,573,702	444,829,320

TOTAL BORROWINGS	2,074,280,008	1,890,618,073

1.     Represents borrowings made by the group under Liquidity Adjustment Facility (LAF) and Standing Liquidity Facility (SLF).

2.     Includes borrowings made by the Group under repo and refinance.

3.     Secured borrowings in I and II above amounting to Rs. 266,868.8 million (March 31, 2023: Rs. 239,969.1 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

		(Rs. in thousands)
		At
		March 31, 2024	March 31, 2023

I.	Bills payable	128,193,100	136,037,076
II.	Inter-office adjustments (net)	420,905	3,228,016
III	Interest accrued	38,985,508	33,390,137

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

		(Rs. in thousands)
		At
		March 31, 2024	March 31, 2023

IV	Sundry creditors	639,120,659	242,830,603
V.	General provision for standard assets	61,602,061	49,946,771
VI.	Unrealised loss on foreign exchange and derivative contracts	176,519,175	183,764,747
VI	Others (including provisions)[1]	572,203,527	336,248,942

	TOTAL OTHER LIABILITIES AND PROVISIONS	1,617,044,935	985,446,292

1.	Includes contingency provision of the Bank amounting to Rs. 131,000.0 million (March 31, 2023: Rs. 131,000.0 million) and specific provision for standard loans amounting to Rs. 9,795.3 million (March 31, 2023: Rs. 14,946.9 million) of the Bank.

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023
I. Cash in hand (including foreign currency notes)	89,558,463	86,812,982
II. Balances with Reserve Bank of India
a) In current account	625,031,768	480,256,431
b) In other accounts[1]	184,840,000	119,420,000

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	899,430,231	686,489,413

1.	Represents lending made by the group under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023
I. In India
i) Balances with banks
a) in current accounts	3,553,758	3,103,280
b) in other deposit accounts	125,802,157	107,287,660
ii) Money at call and short notice
a) with banks	4,170,250	8,217,000
b) with other institutions[1]	180,191,880	59,652,392

TOTAL	313,718,045	178,260,332

II. Outside India
i) in current accounts	218,885,291	310,635,743
ii) in other deposit accounts	80,151,629	26,782,094
iii) Money at call and short notice	115,503,830	162,397,346

TOTAL	414,540,750	499,815,183

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	728,258,795	678,075,515

1.	Includes lending by the group under reverse repo.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

I. Investments in India [net of provisions]
i) Government securities	5,055,928,340	3,960,623,208
ii) Other approved securities	..	..
iii) Shares (includes equity and preference shares)	219,751,396	127,225,123
iv) Debentures and bonds (including commercial paper and certificate of deposits)	967,627,791	526,539,870
v) Assets held to cover linked liabilities of life insurance business[1]	1,648,424,014	1,440,580,565
vi) Cost of equity investment in associates[2]	15,102,339	64,140,775
vii) Others (mutual fund units, pass through certificates, security receipts, and other related investments)	222,672,130	128,457,645

TOTAL INVESTMENTS IN INDIA	8,129,506,010	6,247,567,186

II. Investments outside India [net of provisions]
i) Government securities	79,489,098	89,972,472
ii) Others (equity shares, bonds and certificate of deposits)	62,629,942	57,980,013

TOTAL INVESTMENTS OUTSIDE INDIA	142,119,040	147,952,485

TOTAL INVESTMENTS	8,271,625,050	6,395,519,671

A. Investments in India
Gross value of investments[1]	8,133,543,306	6,275,011,504
Less: Aggregate of provision/depreciation/(appreciation)	4,037,296	27,444,318

Net investments	8,129,506,010	6,247,567,186

B. Investments outside India
Gross value of investments	146,627,653	153,368,477
Less: Aggregate of provision/depreciation/(appreciation)	4,508,613	5,415,992

Net investments	142,119,040	147,952,485

TOTAL INVESTMENTS	8,271,625,050	6,395,519,671

1.	Includes net appreciation amounting to Rs. 384,547.0 million (March 31, 2023: Rs. 169,588.6 million) on investments held to cover linked liabilities of life insurance business.

2.	Includes goodwill on consolidation of associates amounting to Rs. 163.1 million (March 31, 2023: Rs. 221.9 million).

SCHEDULE 9 - ADVANCES (net of provisions)

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

A. i) Bills purchased and discounted[1]	500,789,314	497,557,667
ii) Cash credits, overdrafts and loans repayable on demand	3,577,416,833	2,866,747,206
iii) Term loans	8,529,555,882	7,474,358,274

TOTAL ADVANCES	12,607,762,029	10,838,663,147

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023
B. i) Secured by tangible assets (includes advances against book debts)	9,000,168,618	7,713,019,424
ii) Covered by bank/government guarantees	91,804,264	159,202,710
iii) Unsecured	3,515,789,147	2,966,441,013

TOTAL ADVANCES	12,607,762,029	10,838,663,147

C. I. Advances in India
i) Priority sector	3,739,060,521	2,807,812,582
ii) Public sector	510,801,139	516,152,443
iii) Banks	16,359,843	7,698,171
iv) Others	7,598,518,682	6,769,499,593

TOTAL ADVANCES IN INDIA	11,864,740,185	10,101,162,789

II. Advances outside India
i) Due from banks	14,422,000	8,076,480
ii) Due from others
a) Bills purchased and discounted	116,325,237	152,553,948
b) Syndicated and term loans	257,939,039	245,267,859
c) Others	354,335,568	331,602,071

TOTAL ADVANCES OUTSIDE INDIA	743,021,844	737,500,358

TOTAL ADVANCES	12,607,762,029	10,838,663,147

1.	Net of bills re-discounted amounting to Rs. 5,000.0 million (March 31, 2023: Rs. 10,000.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

I. Premises Gross block
At cost at March 31 of preceding year	94,340,437	94,345,827
Additions during the year[1,4]	9,806,147	2,793,216
Deductions during the year	(1,171,073)	(2,798,606)
Closing balance	102,975,511	94,340,437

Depreciation
At March 31 of preceding year	25,545,325	23,514,011
Charge during the year[2,4]	3,196,062	2,486,973
Deductions during the year	(641,864)	(455,659)
Total depreciation	28,099,523	25,545,325

Net block[3]	74,875,988	68,795,112

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	111,002,632	98,784,940
Additions during the year[5,6]	42,594,957	18,437,437
Deductions during the year	(4,553,076)	(6,219,745)
Closing balance	149,044,513	111,002,632

Depreciation
At March 31 of preceding year	73,174,464	66,817,309
Charge during the year[5,6]	25,873,227	12,459,081
Deductions during the year	(4,663,727)	(6,101,926)
Total depreciation	94,383,964	73,174,464

Net block	54,660,549	37,828,168

III. Lease assets Gross block
At cost at March 31 of preceding year	17,902,406	17,890,746
Additions during the year	530	11,660
Deductions during the year	(2,650)	..
Closing balance[7]	17,900,286	17,902,406

Depreciation
At March 31 of preceding year	14,835,650	14,636,086
Charge during the year	199,375	199,564
Deductions during the year	(965)	..
Total depreciation, accumulated lease adjustment and provisions	15,034,060	14,835,650

Net block	2,866,226	3,066,756

TOTAL FIXED ASSETS	132,402,763	109,690,036

1.	Includes net revaluation gain amounting to Rs. 1,194.7 (March 31, 2023: Rs. 811.7 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Including depreciation charge on account of revaluation of Rs. 812.5 million for the year ended March 31, 2024 (year ended March 31, 2023: Rs. 755.2 million).

3.	Includes assets amounting to Rs. 8.8 million of the Bank (March 31, 2023: Rs. 428.8 million) which are held for sale.

4.	Includes premises cost amounting to Rs. 3,723.1 million and accumulated depreciation amounting to Rs. 305.5 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.

5.	Includes other fixed assets cost amounting to Rs. 12,054.0 million and accumulated depreciation amounting to Rs. 9,567.3 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated balance sheet (Continued)

6.	Includes other fixed assets cost amounting to Rs. 47.5 million and accumulated depreciation amounting to Rs. 43.8 million pertaining to I-Process Services (India) Private Limited on becoming a subsidiary w.e.f. March 20, 2024.

7.	Includes assets taken on lease by the Bank amounting to Rs. 1,185.7 million (March 31, 2023: Rs. 1,187.8 million).

SCHEDULE 11 – OTHER ASSETS

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

I. Inter-office adjustments (net)	..	..
II. Interest accrued	208,551,090	151,100,647
III. Tax paid in advance/tax deducted at source (net)	12,595,878	20,372,701
IV. Stationery and stamps	251,899	379,124
V. Non-banking assets acquired in satisfaction of claims[1,2]	..	..
VI. Advance for capital assets	8,831,572	9,009,963
VII. Deposits	72,688,283	54,892,587
VIII. Deferred tax asset (net) (refer note 18.9)	63,115,807	76,194,441
IX. Deposits in Rural Infrastructure and Development Fund	200,918,559	216,216,187
X. Unrealised gain on foreign exchange and derivative contracts	169,989,164	178,022,993
XI. Others	239,467,536	169,265,227

TOTAL OTHER ASSETS	976,409,788	875,453,870

1.	Assets amounting to ₹ 2.6 million were transferred from banking assets to non banking asset by the Bank during the year ended March 31, 2024 (year ended March 31, 2023: Nil). Assets amounting to ₹ 827.7 million were sold by the Bank during the year ended March 31, 2024 (year ended March 31, 2023: Nil).

2.	Net of provision held by the Bank amounting to Rs. 28,189.9 million (March 31, 2023: Rs. 29,011.8 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

	(Rs. in thousands)
	At
	March 31, 2024	March 31, 2023

I. Claims against the Group not acknowledged as debts	110,275,158	88,006,837
II. Liability for partly paid investments	3,573,880	4,790,087
III. Liability on account of outstanding forward exchange contracts[1]	15,786,739,940	15,492,543,076
IV. Guarantees given on behalf of constituents
a) In India	1,365,548,848	1,102,115,003
b) Outside India	121,463,607	134,004,861
V. Acceptances, endorsements and other obligations	514,009,699	435,202,811
VI. Currency swaps[1]	541,254,033	570,626,929
VII. Interest rate swaps, currency options and interest rate futures[1]	39,017,579,690	32,435,271,591
VIII. Other items for which the Group is contingently liable	117,718,482	96,949,837

TOTAL CONTINGENT LIABILITES	57,578,163,337	50,359,511,032

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 13 - INTEREST EARNED

	(Rs. in thousands)
	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022

I. Interest/discount on advances/bills	1,165,897,763	879,292,351	668,865,377
II. Income on investments (including dividend)	381,070,710	279,050,297	219,906,420
III. Interest on balances with Reserve Bank of India and other inter-bank funds	26,498,839	23,054,570	18,195,960
IV. Others[1,2]	21,691,940	29,270,880	47,100,897

TOTAL INTEREST EARNED	1,595,159,252	1,210,668,098	954,068,654

1.	Includes interest on income tax refunds amounting to Rs. 2,828.2 million (March 31, 2023: Rs. 1,203.2 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

	(Rs. in thousands)
	Year ended

	March 31, 2024	March 31, 2023	March 31, 2022

I. Commission, exchange and brokerage	235,718,656	196,484,672	172,883,870
II. Profit/(loss) on sale of investments (net)[1]	36,689,228	12,730,117	23,145,295
III. Profit/(loss) on revaluation of investments (net)	1,182,467	(1,317,590)	1,981,586
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	144,093	542,579	56,635
V. Profit/(loss) on exchange/derivative transactions (net)	30,860,575	30,509,008	29,933,143
VI. Premium and other operating income from insurance business	458,528,108	411,367,848	389,595,741
VII. Miscellaneous income (including lease income)	2,094,893	803,278	3,698,244

TOTAL OTHER INCOME	765,218,020	651,119,912	621,294,514

1.	Includes profit/(loss) on sale of assets given on lease.

SCHEDULE 15 - INTEREST EXPENDED

	(Rs. in thousands)
	Year ended

	March 31, 2024	March 31, 2023	March 31, 2022

I. Interest on deposits	587,844,555	394,765,407	336,132,833
II. Interest on Reserve Bank of India/inter-bank borrowings	32,114,853	13,380,975	4,402,009
III. Others (including interest on borrowings of erstwhile ICICI Limited)	121,122,219	97,287,497	71,131,869

TOTAL INTEREST EXPENDED	741,081,627	505,433,879	411,666,711

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

		(Rs. in thousands)
		Year ended

		March 31, 2024	March 31, 2023	March 31, 2022

I.	Payments to and provisions for employees	191,719,774	152,341,687	123,416,025
II.	Rent, taxes and lighting[1]	17,054,394	15,846,567	14,085,917
III	Printing and stationery	3,610,245	2,713,187	2,232,877
IV.	Advertisement and publicity	28,292,745	32,807,911	23,313,796
V.	Depreciation on property	19,152,745	14,946,054	13,112,160
VI.	Depreciation (including lease equalisation) on leased assets	199,361	199,538	187,914
VII.	Directors’ fees, allowances and expenses	146,009	137,405	123,496
VIII.	Auditors’ fees and expenses	264,719	248,666	219,598
IX.	Law charges	1,494,968	1,771,894	1,707,140
X.	Postages, courier, telephones, etc.	8,875,883	7,475,175	7,092,062
XI.	Repairs and maintenance	36,171,827	34,644,161	26,994,748
XII.	Insurance	16,843,829	14,788,575	13,025,817
XIII.	Direct marketing agency expenses	37,986,800	32,599,179	25,697,664
XIV.	Claims and benefits paid pertaining to insurance business	78,282,341	53,426,955	59,037,802
XV.	Other expenses pertaining to insurance business[2]	424,318,817	363,124,210	339,724,982
XVI.	Other expenditure[3,4]	113,413,465	97,319,068	81,545,277
TOTAL OPERATING EXPENSES		977,827,922	824,390,232	731,517,275

1.	Includes lease expense amounting to Rs. 13,877.7 million (March 31, 2023: Rs. 12,512.8 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

3.	Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to Rs. 16,428.5 million (March 31, 2023: Rs. 15,035.2 million).

4.	Includes expenses on reward program by the Bank amounting to Rs. 18,414.8 million (March 31, 2023: Rs. 12,764.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

SCHEDULE 17

Significant accounting policies

Overview

ICICI Bank Limited, together with its subsidiaries and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries and associates.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on ‘Consolidated Financial Statements’. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity or where the objective of control is not to obtain economic benefit from their activities. All significant inter-company balances and transactions with subsidiaries and entities consolidated as per AS-21 have been eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary are different from those followed by the Bank, the same have been disclosed in the respective accounting policy. Further, ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024. Accordingly, ICICI Lombard General Insurance Company Limited has been accounted for the equity method prescribed by AS-23 on ‘Accounting for Investments in Associates in Consolidated Financial

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Statements’ till February 29, 2024 and has been consolidated on a line-by-line basis as prescribed by AS-21 on ‘Consolidated Financial Statements’ from March 1, 2024 till the reporting date.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	74.73%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management and Points of Presence	100.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.20%
14.	ICICI Lombard General Insurance Company Limited[3]	India	Subsidiary	General insurance	51.27%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	I-Process Services (India) Private Limited[4]	India	Subsidiary	Services related to back end operations	100.00%
18.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[5]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[5]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[5]	India	Associate	Infrastructure re-finance	42.33%
22.	India Advantage Fund-III[5]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV5	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[5]	India	Associate	Software company	19.98%
1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

4.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly owned subsidiary of the Bank w.e.f. March 22, 2024.

5.	These entities have been accounted as per the equity method as prescribed by AS-23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Comm Trade Services Limited has not been consolidated under AS-21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS-23, since the investment is temporary in nature.

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

In case of long-term motor insurance policies for new cars and new two wheelers sold on or after September 1, 2018, premium received (net of goods & services tax) for third party liability coverage is recognised equally over the policy period at the commencement of risk on 1/n basis where ‘n’ denotes the term of the policy in years and premium received for own damage coverage is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

treaties. Any changes in the previously accrued commission is recognised immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

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

The following entities within the group have granted stock options/units to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

•	ICICI Securities Limited

The Employees Stock Option Scheme 2000 (Option Scheme) of the Bank provides for grant of options on the Bank’s equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

The Employees Stock Unit Scheme - 2022 (Unit Scheme) provides for grant of units at face value to the eligible employees of the Bank and its subsidiaries. The units granted vest in a graded manner and as per vesting criteria and may be exercised within a specified period.

Till March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options/units granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the options/units on the grant date and the inputs used in the valuation model include

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited have also formulated similar stock options/units schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by them to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

The banking subsidiaries namely, ICICI Bank UK PLC and ICICI Bank Canada, account for the cost of the options/units granted to employees by ICICI Bank using the fair value method as followed by the Bank.

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

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable.Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

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

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable to and is to be allocated to succeeding accounting periods. For fire, marine cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

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

The interest rates used for valuing the liabilities are in the range of 5.04% to 6.56% per annum (previous year – 4.99% to 6.58% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ult.” mortality table for assurances and “Indian Individual Annuitant’s Mortality Table (2012-15)” table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.91% per annum (previous year – 4.90%).

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

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

The Group contributes up to 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The employees are given an option to receive the amount in cash in lieu of such contributions along with their monthly salary during their employment.

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

Cash and cash equivalents include cash in hand, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

a.	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

b.	All investments are classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT) on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

c.	Investments that are held principally for resale within 90 days from the date of purchase are classified as HFT securities. Investments which the Bank intends to hold till maturity are classified as HTM securities. Investments which are not classified in either of the above categories are classified under AFS securities.

d.	Costs including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

interest payment date till the date of purchase of instruments) on debt instruments are charged to the profit and loss account.

e.	Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided. The depreciation on securities acquired by way of conversion of outstanding loans is fully provided. Non-performing investments are identified based on the RBI guidelines.

f.	HTM securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

g.	AFS and HFT securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as AFS, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

h.	The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘AFS’ and ‘HFT’ categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

i.	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

j.	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹1, as per RBI guidelines.

k.	Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Funds (AIFs) are categorised under HTM category for an initial period of three years and valued at cost. The units of VCFs/AIFs categorised under AFS are valued at the net asset value (NAV) declared by the VCFs/AIFs respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCFs/AIFs are valued at Rs. 1, as per RBI guidelines.

l.	The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

m.	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank makes additional provisions on the security receipts based on the remaining period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided.

n.	Depreciation/provision on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

o.	Gain/loss on sale of investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The profit from sale of investment under HTM category, net of taxes and transfer to statutory reserve is transferred to “Capital Reserve” in accordance with the RBI guidelines.

p.	The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

q.	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii)	The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

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

In the case of general insurance business, valuation of investments is done on the following basis:

d.	All debt securities including government securities, money market instruments, non-convertible and redeemable preference shares and excluding Additional Tier-1 perpetual bonds are considered as ‘held to maturity’ and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount over the holding/maturity period in accordance with income recognition policy.

Additional Tier-1 perpetual bonds

Additional Tier-1 perpetual bond investments are valued at fair value using market yield rates published by rating agency registered with the Securities and Exchange Board of India (SEBI).

a.	Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

b.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

c.	Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund investments and Additional Tier-I perpetual bonds are taken to ‘Revenue and other reserves’ in the balance sheet for general insurance business.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 25.57% of the total investments at March 31, 2024.

14.	Loans and other credit facilities

i)	Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

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

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower, that the Bank would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as ‘Standard’. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 6.08% of the total loans at March 31, 2024.

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

16.	Fixed assets (Property, Plant and Equipment)

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

The Group assets individually costing up to ₹ 5,000/- are depreciated fully in the year of acquisition. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

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

17.	Foreign exchange and derivative contracts

Derivative transactions comprises of forward contracts, futures, swaps and options. The Group undertakes derivative transactions for trading and hedging balance sheet assets and liabilities.

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

The derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Marked to market values of such derivatives are classified as assets when the fair value is positive or as liabilities when the fair value is negative. Premium for Foreign currency/ Indian rupees option transaction is recognised as income/expense on expiry or early termination of the transaction. Mark to market gain/loss (adjusted for premium received/paid on options contracts) is recorded in the profit and loss account. The gain or loss arising on unwinding or termination of the contracts, is accounted for in the Profit and Loss account. Currency futures contracts are marked to market using daily settlement price on a trading day, which is the closing price of the respective futures contracts on that day. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

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

22.	Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

23.	Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data
	Year ended March 31, 2024	Year ended March 31, 2023
Net profit/(loss) attributable to equity shareholders used in computation of Basic and Diluted EPS	442,563.7	340,366.4
Nominal value per share (Rs.)	2.00	2.00
Basic earnings per share (Rs.)	63.19	48.86
Effect of potential equity shares (Rs.)	(1.23)	(1.02)
Diluted earnings per share (Rs.)[1]	61.96	47.84
Reconciliation between weighted shares used in computation of basic and diluted earnings per share
Weighted average number of equity shares outstanding used in computation of Basic EPS	7,003,943,116	6,966,305,957
Add: Effect of potential equity shares	128,245,813	138,684,400
Weighted average number of equity shares outstanding used in computation of Diluted EPS	7,132,188,929	7,104,990,357

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

I.	Related parties

Associates/other related entities

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited	Associate[1]
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	ICICI Merchant Services Private Limited	Associate
7.	I-Process Services (India) Private Limited	Associate[2]
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Other related entity
1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly owned subsidiary of the Bank w.e.f March 22, 2024.

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi (up to April 30, 2023)	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra
4.	Mr. Rakesh Jha (w.e.f September 2, 2022)	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
• Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha
5.	Ms. Vishakha Mulye (up to May 31, 2022)	• Mr. Vivek Mulye • Ms. Vriddhi Mulye • Mr. Vighnesh Mulye • Dr. Gauresh Palekar • Ms. Shalaka Gadekar • Dr. Nivedita Palekar
6.	Mr. Ajay Kumar Gupta (w.e.f March 15, 2024)	• Dr. Shabnam Gupta • Mr. Akhil Gupta • Mr. Aneesh Gupta • Mr. Ashok Gupta • Mr. Vinay Gupta • Ms. Aparna Gupta • Ms. Madhu Gupta • Ms. Rita Agarwal • Ms. Shanti Gupta • Shyam Lall Gupta HUF

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Interest income	380.2	438.0
Associates/others	379.3	434.8
Key management personnel	0.9	3.2

Income from services rendered	1,589.2	1,422.7
Associates/others	1,588.4	1,419.9
Key management personnel	0.6	0.9
Relatives of key management personnel	0.2	1.9

Gain/(loss) on forex and derivative transactions (net)	61.6	50.8
Associates/others	61.6	50.8

Income from shared services	243.4	326.5
Associates/others	243.4	326.5

Dividend income	2,582.9	2,347.1
Associates/others	2,582.9	2,347.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Insurance claims received	40.1	163.0
Associates/others	40.1	163.0

Interest expense	218.0	225.7
Associates/others	193.8	205.2
Key management personnel	14.4	15.3
Relatives of key management personnel	9.8	5.2

Expenses for services received	13,043.6	15,702.6
Associates/others	13,043.6	15,702.6

Insurance premium paid	3,288.0	3,544.6
Associates/others	3,288.0	3,544.6

Expenses for shared services and other payments	5.0	0.8
Associates/others	5.0	0.8

Insurance claims, surrenders and annuities paid	44.1	19.0
Associates/others	43.6	18.5
Key management personnel	0.5	0.5

CSR related reimbursement of expenses	5,170.0	4,441.1
Associates/others	5,170.0	4,441.1

Donation given	712.3	564.5
Associates/others	712.3	564.5

Volume of fixed deposits placed	11,834.1	7,076.0
Associates/others	11,718.6	6,916.7
Key management personnel	84.9	133.5
Relatives of key management personnel	30.6	25.8

Purchase of investments	3,904.1	1,634.0
Associates/others	3,904.1	1,634.0

Sale of Investments	23,777.9	31,667.3
Associates/others	23,777.9	31,667.3

Investments in the securities issued by related parties	20,937.8	1,850.0
Associates/others	20,937.8	1,850.0

Issuance of securities to related parties	..	1,000.0
Associates/others	..	1,000.0

Redemption/buyback of Investments by related parties	2,500.0	1,615.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Associates/others	2,500.0	1,615.5

Purchase of fixed assets	1.7	3.4
Associates/others	1.7	3.4

Forex/swaps/derivatives and forwards transactions entered (notional value)	6,939.8	6,619.8
Associates/others	6,939.8	6,619.8

Guarantees/letters of credit given by the Group	0.1	5.0
Associates/others	0.1	5.0

Insurance premium received	49.4	58.7
Associates/others	48.7	55.3
Key management personnel	0.3	2.6
Relatives of key management personnel	0.4	0.8

Remuneration to wholetime directors[1]	287.0	336.6
Key management personnel	287.0	336.6

Dividend paid	5.2	3.9
Key management personnel	4.3	3.2
Relatives of key management personnel	0.9	0.7

Value of ESOPs exercised	86.3	306.2
Key management personnel	86.3	306.2

Sale of fixed assets	..	0.2
Key management personnel	..	0.2
1.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

			Rs. in million
Particulars		Year ended March 31, 2024	Year ended March 31, 2023
Interest income
1	India Infradebt Limited	365.5	421.2
Income from services rendered
1	ICICI Lombard General Insurance Company Limited	1,445.6	1,267.5
Gain/(loss) on forex and derivative transactions (net)
1	ICICI Lombard General Insurance Company Limited	61.6	50.8
Income from shared services

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

			Rs. in million
Particulars		Year ended March 31, 2024	Year ended March 31, 2023
1	ICICI Lombard General Insurance Company Limited	169.6	262.0
2	I-Process Services (India) Private Limited	27.0	27.2
3	ICICI Foundation for Inclusive Growth	36.6	37.2
Dividend income
1	ICICI Lombard General Insurance Company Limited	2,476.4	2,240.5
Insurance claims received
1	ICICI Lombard General Insurance Company Limited	40.1	163.0
Interest expense
1	ICICI Lombard General Insurance Company Limited	116.5	140.5
2	ICICI Merchant Services Private Limited	17.9	25.9
Expenses for services received
1	I-Process Services (India) Private Limited	10,885.4	10,406.6
2	ICICI Merchant Services Private Limited	2,085.4	5,226.6
Insurance Premium paid
1	ICICI Lombard General Insurance Company Limited	3,288.0	3,544.6
Expenses for shared services and other payments
1	ICICI Lombard General Insurance Company Limited	5.0	0.8
Insurance claims paid
1	ICICI Lombard General Insurance Company Limited	42.5	16.2
2	ICICI Foundation for Inclusive Growth	1.1	2.3
CSR related reimbursement of expenses
1	ICICI Foundation for Inclusive Growth	5,170.0	4,441.1
Donation given
1	ICICI Foundation for Inclusive Growth	712.3	564.5
Volume of fixed deposits placed
1	I-Process Services (India) Private Limited	5,952.9	4,548.7
2	ICICI Merchant Services Private Limited	5,330.0	2,000.0
Purchase of investments
1	ICICI Lombard General Insurance Company Limited	3,904.1	1,634.0
Sale of Investments
1	ICICI Lombard General Insurance Company Limited	16,160.8	24,647.6
2	India Infradebt Limited	7,617.1	7,019.7
Investments in the securities issued by related parties
1	India Infradebt Limited	20,937.8	1,850.0
Issuance of securities to related parties
1	ICICI Lombard General Insurance Company Limited	..	1,000.0
Redemption/buyback of investments by related parties
1	India Infradebt Limited	2,500.0	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Rs. in million
Particulars		Year ended March 31, 2024	Year ended March 31, 2023
2	ICICI Lombard General Insurance Company Limited	..	1,615.5
Purchase of fixed assets
1	Arteria Technologies Private Limited	1.7	3.2
Forex/swaps/derivatives and forwards transactions entered (notional value)
1	ICICI Lombard General Insurance Company Limited	6,289.9	5,933.3
Guarantees/letters of credit given by the Group
1	NIIT Institute of Finance, Banking and Insurance Training Limited	0.1	2.3
2	Arteria Technologies Private Limited	..	2.7
Insurance premium received
1	ICICI Lombard General Insurance Company Limited	47.2	54.1
Remuneration to wholetime directors
1	Mr. Sandeep Bakhshi	99.7	95.7
2	Mr. Sandeep Batra	86.7	85.3
3	Mr. Rakesh Jha	84.0	45.9
4	Mr. Anup Bagchi	13.7	86.5
5	Mr. Ajay Kumar Gupta	2.9	N.A.
6	Ms. Vishakha Mulye	N.A	23.2
Dividend paid
1	Mr. Sandeep Bakhshi	2.2	1.8
2	Mr. Sandeep Batra	1.4	0.6
3	Mr. Rakesh Jha	0.7	0.7
4	Mr. Anup Bagchi	..	0.0
5	Mr. Shivam Bakhshi	0.3	0.4
Value of ESOPs exercised
1	Mr. Sandeep Bakhshi	34.5	27.2
2	Mr. Sandeep Batra	13.3	22.0
3	Mr. Rakesh Jha	38.5	..
4	Mr. Anup Bagchi	..	183.2
5	Ms. Vishakha Mulye	N.A	73.8
Sale of fixed assets
1	Mr. Rakesh Jha	..	0.1
2	Ms. Vishakha Mulye	N.A	0.1

1.	0.0 represents insignificant amount.

IV.  Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

		Rs. in million
Items	At March 31, 2024	At March 31, 2023
Deposits accepted	2,518.0	2,960.0
Associates/others	2,023.1	2,603.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Items	At March 31, 2024	At March 31, 2023
Key management personnel	350.8	260.7
Relatives of key management personnel	144.1	96.3

Payables	3,159.4	3,718.3
Associates/others	3,158.4	3,716.9
Key management personnel	0.2	0.4
Relatives of key management personnel	0.8	1.0

Investments of the Group	11,736.7	24,863.5
Associates/others	11,736.7	24,863.5

Investments of related parties in the Group	8.5	1,601.3
Associates/others	..	1,600.0
Key management personnel	2.5	1.1
Relatives of key management personnel	6.0	0.2

Advances by the Group	192.6	277.4
Associates/others	123.0	191.3
Key management personnel	68.8	85.7
Relatives of key management personnel	0.8	0.4

Receivables	238.6	1,538.9
Associates/others	238.6	1,538.9
Relatives of key management personnel	0.0	..

Guarantees issued by the Group	60.2	63.1
Associates/others	60.2	63.1
1.	0.0 represents insignificant amount.

V. Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

		Rs. in million
Items	Year ended March 31, 2024	Year ended March 31, 2023
Deposits accepted
Key management personnel	351.2	420.7
Relatives of key management personnel	144.1	266.6
Payables[2]
Key management personnel	1.5	0.4
Relatives of key management personnel	0.9	1.0
Investments of related parties in the Group[2]
Key management personnel	2.5	1.9
Relatives of key management personnel	6.0	0.3
Advances by the Group
Key management personnel	85.7	139.2
Relatives of key management personnel	2.5	2.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Items	Year ended March 31, 2024	Year ended March 31, 2023
Receivables[2]
Relatives of key management personnel	0.0	..

1. 0.0 represents insignificant amount.

2. Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

3.       Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme - 2022 (ESUS 2022)

ICICI Bank:

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10.0% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants. In May 2018, exercise period was further modified to not exceed five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019. Options granted in January 2018 vested at the end of four years from the date of grant. Certain options granted on May 2018, vested to the extent of 50% on May 2021 and balance 50% on May 2022.

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

The Board of Directors of the Bank at its Meeting held on June 28, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (Scheme 2022), which was subsequently approved by the shareholders at the Annual General Meeting held on August 30, 2022.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

As per the Scheme, maximum of 100,000,000 Units, shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders. The maximum number of Units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Unit Scheme by the shareholders.

Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years. Exercise price shall be the face value of equity shares of the Bank i.e., Rs. 2 for each unit (as adjusted for any changes in capital structure of the Bank).

Units granted under the scheme vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. Exercise period of units is five years from the date of vesting, or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2024 was Rs. 340.59 (year ended March 31, 2023: Rs. 291.15) and of units granted during the year ended March 31, 2024 was ₹ 879.43.

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Risk-free interest rate	6.88% to 7.32%	5.99% to 7.37%
Expected term	3.23 to 5.23 years	3.23 to 5.23 years
Expected volatility	24.78% to 37.41%	34.79% to 38.98%
Expected dividend yield	0.56% to 0.85%	0.27% to 0.72%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2024
Risk-free interest rate	6.82% to 6.94%
Expected term	1.58 to 3.58 years
Expected volatility	23.63% to 36.56%
Expected dividend yield	0.56%

Risk-free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank’s publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity.

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2024		Year ended March 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	225,025,803	361.60	237,197,999	310.82
Add: Granted during the year	14,635,600	894.95	25,793,500	747.92
Less: Lapsed during the year, net of re-issuance	1,410,025	728.44	3,921,340	568.36
Less: Exercised during the year	39,519,912	296.27	34,044,356	276.72
Outstanding at the end of the year	198,731,466	411.26	225,025,803	361.60
Options exercisable	159,296,026	324.55	172,938,533	289.69

The following table sets forth, the summary of stock options outstanding at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	4,012,005	161.88	1.25
200-399	115,605,713	267.72	3.54
400-599	42,086,634	483.18	3.22
600-799	22,668,214	747.64	5.20
800-899	14,358,900	894.81	6.16

The following table sets forth, the summary of stock options outstanding at March 31, 2023.

Range of exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	7,202,993	160.84	1.85
200-399	145,129,078	267.52	4.37
400-599	48,347,432	479.32	4.15
600-799	24,274,900	747.62	6.17
800-899	71,400	862.88	6.58

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock unit plan.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

	Rs. except number of options
Particulars	Stock units outstanding
	Year ended March 31, 2024		Year ended March 31, 2023
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	4,419,670	2.00	..	..
Less: Lapsed during the year, net of re-issuance	228,860	2.00	..	..
Less: Exercised during the year	..	..	..	..
Outstanding at the end of the year	4,190,810	2.00	..	..
Units exercisable	2,700	2.00	..	..

At March 31, 2024, the weighted average remaining contractual life of stock units outstanding was 6.24 years.

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2024 was Rs. 972.60 (Year ended March 31, 2023: Rs. 832.00).

ICICI Life:

ICICI Prudential Life Insurance Company Limited has formulated ESOS for their employees. There was no compensation cost for the year ended March 31, 2024 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2024		Year ended March 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	23,942,115	435.18	20,184,630	404.87
Add: Granted during the year	7,215,300	448.95	5,227,730	541.00
Less: Forfeited/lapsed during the year	613,390	485.02	199,690	461.18
Less: Exercised during the year	2,094,015	394.28	1,270,555	384.94
Outstanding at the end of the year	28,450,010	440.61	23,942,115	435.18
Options exercisable	16,332,549	415.08	13,559,815	395.34

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	7,363,410	379.67	2.36
400-499	15,904,970	435.91	5.09
500-599	5,127,130	540.79	5.12
600-699	54,500	619.43	4.87

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2023.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	8,825,615	379.70	3.20
400-499	9,896,370	428.41	5.27
500-599	5,165,630	541.00	6.10
600-699	54,500	619.43	5.06

ICICI General1:

ICICI Lombard General Insurance Company Limited has formulated ESOS for their employees. There was no compensation cost for the year ended March 31, 2024 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2024
	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	12,646,890	1,398.39
Add: Granted during the year	4,527,220	1,115.92
Less: Forfeited/lapsed during the year	1,074,224	1,276.98
Less: Exercised during the year	1,563,002	1,055.30
Outstanding at the end of the year	14,536,884	1,074.44
Options exercisable	5,497,000	888.94

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2024.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700-800	1,105,080	715.15	2.45
800-1100	1,540,310	1,086.85	2.05
1100-1200	4,038,370	1,104.10	6.05
1200-1300	1,924,840	1,235.15	3.11
1300-1400	3,439,304	1,363.10	5.41
1400-1500	2,348,980	1,417.15	4.05
1500-1600	40,000	1,589.70	5.10
1600-1700	100,000	1,639.25	6.90

1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

ICICI Securities:

ICICI Securities Limited has formulated ESOS and ESUS 2022 for their employees. There was no compensation cost for the year ended March 31, 2024 based on the intrinsic value of options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2024		Year ended March 31, 2023
	Number of options	Weighted average exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	4,146,544	445.94	2,939,279	342.43
Add: Granted during the year	2,568,250	473.28	1,657,700	624.68
Less: Forfeited/lapsed during the year	165,680	544.97	263,980	514.77
Less: Exercised during the year	489,029	349.77	186,455	305.89
Outstanding at the end of the year	6,060,085	462.58	4,146,544	445.94
Options exercisable	2,266,545	382.85	1,588,294	306.03

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	505,550	221.45	2.06

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

250-299	37,730	256.55	1.55
350-399	994,940	361.00	3.10
400-449	625,410	424.60	4.05
450-499	2,362,550	465.10	6.05
500-549	4,700	512.10	5.80
600-649	1,529,205	624.94	5.17

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2023.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	696,230	221.45	3.10
250-299	37,730	256.55	2.98
350-399	1,127,904	361.00	4.13
400-449	749,880	424.60	5.10
500-549	4,700	512.10	6.81
600-649	1,523,800	625.00	6.05
750-799	6,300	774.60	5.30

The following table sets forth, for the periods indicated, a summary of the status of the stock unit plan of ICICI Securities Limited.

	Rs. except number of options
Particulars	Stock options outstanding
	Year ended March 31, 2024		Year ended March 31, 2023
	Number of units	Weighted average exercise price (Rs. per share)	Number of units	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	800,990	5.00	..	..
Less: Lapsed during the year, net of re-issuance	92,770	5.00	..	..
Less: Exercised during the year	..	..	..	..
Outstanding at the end of the year	708,220	5.00	..	..
Options exercisable	..	..	..	..

At March 31, 2024, the weighted average remaining contractual life of stock units outstanding was 6.13 years.

4.       Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
At cost at March 31 of preceding year	36,232.4	33,010.5
Add: Adjustments[1,2]	8,307.6	..
Adjusted cost at March 31	44,540.0	33,010.5
Additions during the year	7,555.5	5,480.1
Deductions during the year	(876.3)	(2,258.2)
Depreciation to date	(37,492.7)	(26,065.1)
Net block	13,726.5	10,167.3
1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly owned subsidiary of the Bank w.e.f. March 22, 2024.

5.       Assets on lease

5.1       Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
Not later than one year	992.7	924.1
Later than one year and not later than five years	2,462.6	1,443.2
Later than five years	2,375.1	396.2
Total	5,830.4	2,763.5

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2024 is Rs. 1,540.5 million (year ended March 31, 2023 Rs. 1,064.3 million).

5.2	Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
A. Total minimum lease payments outstanding
Not later than one year	249.8	271.3
Later than one year and not later than five years	359.9	596.1
Later than five years	0.2	14.9
Total	609.9	882.3
B. Interest cost payable
Not later than one year	42.6	70.0
Later than one year and not later than five years	41.1	83.3
Later than five years	..	0.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
Total	83.7	153.8
C. Present value of minimum lease payments payable (A-B)
Not later than one year	207.2	201.3
Later than one year and not later than five years	318.8	512.8
Later than five years	0.2	14.4
Total	526.2	728.5

5.3	Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
Future minimum lease receipts
Present value of lease receipts	34.3	50.2
Unmatured finance charges	0.8	2.0
Sub total	35.1	52.2
Less: collective provision	(0.1)	(0.2)
Total	35.0	52.0

Maturity profile of future minimum lease receipts
- Not later than one year	35.1	19.0
- Later than one year and not later than five years	0.0	33.2
- Later than five years	..	..
Total	35.1	52.2
Less: collective provision	(0.1)	(0.2)
Total	35.0	52.0

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
Maturity profile of future present value of finance lease receipts
- Not later than one year	34.3	17.7
- Later than one year and not later than five years	..	32.5
- Later than five years	..	..
Total	34.3	50.2
Less: collective provision	(0.1)	(0.2)
Total	34.2	50.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

6.       Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Provision for depreciation of investments[1]	7,049.6	13,917.0
Provision towards non-performing and other assets	9,635.7	(3,653.5)
Provision towards income tax
a) Current	136,933.0	114,564.4
b) Deferred	17,343.2	3,370.0
Other provisions and contingencies[2,3]	20,438.8	59,135.7
Total provisions and contingencies	191,400.3	187,333.6
1.	During the year ended March 31, 2024, the Group made a provision of Rs. 5,105.0 million against its investments in Alternative Investment Funds (AIFs) as per RBI circular dated December 19, 2023.

2.	No contingency provision was made by the Bank during year ended March 31, 2024 (year ended March 31, 2023: Rs. 56,500.0 million).

3.	Includes general provision made towards standard assets, provision made on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

7.    Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	18,429.1	18,661.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Service cost	114.8	151.7
Interest cost	1,314.0	1,150.6
Actuarial (gain)/loss	(11.5)	758.2
Past service cost	306.9[1]	..
Liabilities extinguished on settlement	(2,137.9)	(2,192.6)
Benefits paid	(95.5)	(99.8)
Obligations at the end of year	17,919.9	18,429.1

Opening plan assets, at fair value	18,190.2	19,843.3
Expected return on plan assets	1,361.0	1,522.0
Actuarial gain/(loss)	439.5	(682.0)
Assets distributed on settlement	(2,375.4)	(2,436.2)
Contributions	401.7	42.9
Benefits paid	(95.5)	(99.8)
Closing plan assets, at fair value	17,921.5	18,190.2

Fair value of plan assets at the end of the year	17,921.5	18,190.2
Present value of the defined benefit obligations at the end of the year	(17,919.9)	(18,429.1)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	1.6	(238.9)

Cost[2]
Service cost	114.8	151.7
Interest cost	1,314.0	1,150.6
Expected return on plan assets	(1,361.0)	(1,522.0)
Actuarial (gain)/loss	(451.0)	1,440.2
Past service cost	306.9[1]	..
Curtailments & settlements (gain)/loss	237.5	243.6
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	(401.9)
Net cost	161.2	1,062.2

Actual return on plan assets	1,800.5	840.0
Expected employer’s contribution next year	400.0	1,000.0

Investment details of plan assets
Government of India securities	41.46%	41.74%
Corporate bonds	46.59%	48.30%
Equity securities in listed companies	9.35%	7.08%
Others	2.60%	2.88%

Assumptions

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Discount rate	7.20%	7.30%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	8.00%	8.00%
Estimated rate of return on plan assets	7.50%	7.50%
1.	Represents impact towards dearness allowance neutralization as per IBA notification dated October 16, 2023.

2.	Included in line item ‘Payments to and provision for employees’ of Schedule 16 - Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

				Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	17,921.5	18,190.2	19,843.3	21,162.2	16,972.1
Defined benefit obligations	(17,919.9)	(18,429.1)	(18,661.0)	(20,265.6)	(19,914.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	(401.9)	(304.8)	..
Surplus/(deficit)	1.6	(238.9)	780.4	591.8	(2,942.2)
Experience adjustment on plan assets	439.5	(682.0)	(331.9)	521.9	741.1
Experience adjustment on plan liabilities	(227.0)	805.8	809.0	613.4	2,186.1

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	18,896.8	16,895.1
Add: Adjustment for exchange fluctuation on opening obligation	2.4	12.2
Add: Adjustment[1,2]	1,695.1	..
Adjusted obligations	20,594.3	16,907.3
Service cost	1,915.7	1,643.8
Interest cost	1,435.5	1,166.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Actuarial (gain)/loss	1,246.5	1,108.1
Past service cost	..	(72.2)
Liability transferred from/to other companies	13.9	20.9
Benefits paid	(1,785.0)	(1,877.8)
Obligations at the end of the year	23,420.9	18,896.8

Opening plan assets, at fair value	17,061.6	16,738.3
Add: Adjustment[1,2]	1,608.9	..
Adjusted plan assets at fair value	18,670.5	16,738.3
Expected return on plan assets	1,238.9	1,197.7
Actuarial gain/(loss)	870.5	(577.3)
Contributions	3,932.8	1,544.4
Assets transferred from/to other companies	13.9	36.5
Benefits paid	(1,778.1)	(1,877.8)
Closing plan assets, at fair value	22,948.5	17,061.6

Fair value of plan assets at the end of the year	22,948.5	17,061.6
Present value of the defined benefit obligations at the end of the year	(23,420.9)	(18,896.8)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(472.4)	(1,835.2)

Cost[3]
Service cost	1,915.7	1,643.8
Interest cost	1,435.5	1,166.7
Expected return on plan assets	(1,238.9)	(1,197.7)
Actuarial (gain)/loss	376.1	1,685.4
Past service cost	..	(72.2)
Exchange fluctuation loss/(gain)	2.4	12.2
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	2,490.8	3,238.2

Actual return on plan assets	2,109.3	620.4
Expected employer’s contribution next year	1,731.0	1,731.0

Investment details of plan assets
Insurer managed funds	21.85%	9.97%
Government of India securities	30.73%	30.07%
Corporate bonds	34.90%	42.87%
Equity	11.23%	15.04%
Others	1.29%	2.05%

Assumptions
Discount rate	7.15%-7.25%	7.30%-7.50%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Estimated rate of return on plan assets	7.00%-7.50%	7.00%-8.00%

1. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly owned subsidiary of the Bank w.e.f. March 22, 2024.

3. Included in line item ‘Payments to and provision for employees’ of Schedule 16 - Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

				Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	22,948.5	17,061.6	16,738.3	16,541.6	13,636.8
Defined benefit obligations	(23,420.9)	(18,896.8)	(16,895.1)	(16,954.5)	(15,743.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(472.4)	(1,835.2)	(156.8)	(412.9)	(2,106.8)
Experience adjustment on plan assets	870.5	(577.3)	(33.1)	892.1	(167.4)
Experience adjustment on plan liabilities	1,211.4	869.4	464.7	(548.2)	253.6

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2024 (year ended March 31, 2023: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Opening obligations	55,367.7	49,411.5
Less: Adjustments[1]	..	(655.3)
Adjusted balance	55,367.7	48,756.2
Service cost	3,381.8	2,747.6
Interest cost	4,237.9	3,367.1
Actuarial (gain)/loss	919.2	1,032.8
Employees contribution	5,726.7	4,707.4
Liability transferred from/to other companies	1,169.0	805.2
Benefits paid	(5,782.3)	(6,048.6)
Obligations at end of the year	65,020.0	55,367.7

Opening plan assets, at fair value	56,128.1	50,656.3
Less: Adjustments[1]	..	(407.5)
Adjusted balance	56,128.1	50,248.8
Expected return on plan assets	4,613.3	4,100.3
Actuarial gain/(loss)	1,400.7	(432.8)
Employer contributions	3,381.8	2,747.6
Employees contributions	5,726.6	4,707.4
Assets transfer from/to other companies	1,169.0	805.4
Benefits paid	(5,782.3)	(6,048.6)
Closing plan assets, at fair value	66,637.2	56,128.1

Plan assets at the end of the year	66,637.2	56,128.1
Present value of the defined benefit obligations at the end of the year	(65,020.0)	(55,367.7)
Amount not recognised as an asset (Limit in para 59(b) of AS-15 on ‘employee benefits’)[2]	(1,617.2)	(760.4)
Asset/(liability)	..	..

Cost[3]
Service cost	3,381.8	2,747.6
Interest cost	4,237.9	3,367.1
Expected return on plan assets	(4,613.3)	(4,100.3)
Actuarial (gain)/loss	(481.6)	1,465.6
Effect of limit in para 59(b)[2]	856.9	(732.4)
Net cost	3,381.7	2,747.6

Actual return on plan assets	6,014.0	3,667.5
Expected employer’s contribution next year	3,650.8	2,965.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Investment details of plan assets
Government of India securities	54.37%	55.20%
Corporate Bonds	33.57%	34.83%
Special deposit scheme	0.81%	0.96%
Others	11.25%	9.01%

Assumptions
Discount rate	7.15%-7.20%	7.35%-7.40%
Expected rate of return on assets	7.84%-8.43%	7.97%-8.76%
Discount rate for the remaining term to maturity of investments	7.20%-7.25%	7.40%-7.60%
Average historic yield on the investment	7.84%-8.53%	8.01%-8.96%
Guaranteed rate of return	8.25%-8.25%	8.15%-8.15%

1. During the year ended March 31, 2023, ICICI Home Finance Company Limited realised and transferred assets and liabilities of Employee Provident Fund Trust to Central Provident Fund.

2. Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

3. Included in line item ‘Payments to and provision for employees’ of Schedule 16 - Operating expenses.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021	Year ended March 31, 2020
Fair value of plan assets	66,637.2	56,128.1	50,656.3	45,615.2	38,682.6
Defined benefit obligations	(65,020.0)	(55,367.7)	(49,411.5)	(45,617.9)	(38,703.4)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)[1]	(1,617.2)	(760.4)	(1,244.8)	..	..
Surplus/(deficit)	..	..	..	(2.7)	(20.8)
Experience adjustment on plan assets	1,400.7	(432.8)	415.1	663.8	(662.0)
Experience adjustment on plan liabilities	445.6	753.2	(684.8)	1,703.3	(129.9)

1. Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by ‘Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

The Group has contributed Rs. 5,861.0 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2024 (year ended March 31, 2023: Rs. 4,344.2 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Superannuation Fund

The Group has contributed Rs. 355.1 million for the year ended March 31, 2024 (year ended March 31, 2023: Rs. 321.8 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 452.2 million for the year ended March 31, 2024 (year ended March 31, 2023: Rs. 361.1 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

		Rs. in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Total actuarial liability	5,436.0	3,629.6
Cost[1]	1,702.2	884.9
Assumptions
Discount rate	7.12%-7.25%	7.30%-7.55%
Salary escalation rate	5.96%-10.00%	7.00%-10.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16 - Operating expenses.

8.       Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2024 amounted to Rs. 154,276.2 million (year ended March 31, 2023: Rs. 117,934.4 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm’s length so that the above legislation does not have material impact on the financial statements.

9.       Deferred tax

At March 31, 2024, the Group has recorded net deferred tax asset of Rs. 63,115.8 million (March 31, 2023: Rs. 76,194.4 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

		Rs. in million
Particulars	At March 31, 2024	At March 31, 2023
Deferred tax assets
Provision for bad and doubtful debts	95,145.6	104,780.1
Provision for operating expenses	4,026.9	4,026.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

Particulars	At March 31, 2024	At March 31, 2023
Provision/MTM on investment	6,774.4	5,404.1
Provision for expense allowed on payment basis	5,175.4	4,870.3
Unexpired risk reserve	1,486.5	..
Foreign currency translation reserve[1]	148.0	(615.0)
Others[2]	2,213.2	822.0
Total deferred tax assets	114,970.0	119,288.4
Deferred tax liabilities
Special reserve deduction	45,489.3	37,695.4
Mark-to-market gains[1]	620.6	490.0
Depreciation on fixed assets	5,074.3	4,476.7
Interest on refund of taxes[1]	441.9	206.2
Others	228.1	225.7
Total deferred tax liabilities	51,854.2	43,094.0
Total net deferred tax assets/(liabilities)	63,115.8	76,194.4
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

2.	Includes deferred tax assets created primarily on operating loss, interest on credit impaired loans and provision for diminution in value of investments.

10.   Information about business and geographical segments

A.     Business Segments

Pursuant to the guidelines issued by RBI on AS 17 – Segment Reporting, the following business segments of the Group have been reported.

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision (BCBS) document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third-party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury primarily includes the entire investment and derivative portfolio of the Bank.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e., ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account (Continued)

vi.	Others includes ICICI Lombard General Insurance Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited and I-Process Services (India) Private Limited.

vii.	Unallocated includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

The results of reported segments for the year ended March 31, 2024 are not comparable with that of reported segments for the year ended March 31, 2023 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2024.

									Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Revenue	1,345,475.7	717,802.2	1,137,018.3	64,034.0	542,361.3	159,326.8	(1,605,641.1)	2,360,377.2
2	Segment results[1]	188,491.7	199,717.1	146,408.8	16,384.0	9,232.3	62,301.7	(18,192.0)	604,343.6
3	Unallocated expenses								..
4	Share of profit from associates								10,737.7
5	Operating profit (2) – (3)+(4)[1]								615,081.3
6	Income tax expenses (net)/(net deferred tax credit)								154,276.2
7	Net profit[2] (5) – (6)								460,805.1
	Other information								..
8	Segment assets	7,193,136.2	4,824,561.0	6,340,548.0	893,056.2	2,987,952.9	1,508,283.1	(182,618.8)	23,564,918.6
9	Unallocated assets								75,711.7
10	Total assets (8) + (9)								23,640,630.3
11	Segment liabilities	10,198,454.9	4,565,715.3	3,815,846.8[3]	607,215.6[3]	2,989,997.0[3]	1,515,019.5[3]	(182,618.8)[3]	23,509,630.3
12	Unallocated liabilities								131,000.0
13	Total liabilities (11) + (12)								23,640,630.3
14	Capital expenditure	19,984.4	7,806.3	1,390.0	598.4	3,128.9	3,669.0	..	36,577.0
15	Depreciation	10,978.1	4,596.4	788.2	444.8	1,129.0	1,432.0	(16.4)	19,352.1
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

The following tables set forth, for the periods indicated, the geographical segment results.

		Rs. in million
Revenue	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations[1]	2,296,083.0	1,819,445.3
Foreign operations	75,031.9	52,325.6
Total	2,371,114.9	1,871,770.9
1.	Includes share of profit from associates of Rs. 10,737.7 million (March 31, 2023: Rs. 9,982.9 million).

		Rs. in million
Assets	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations	22,366,146.4	18,242,212.3
Foreign operations	1,198,772.2	1,246,125.5
Total	23,564,918.6	19,488,337.8
1.	Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

			Rs. in million
	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2023
Domestic operations	36,299.6	20,914.1	19,081.8	14,867.2
Foreign operations	277.4	328.2	270.4	278.4
Total	36,577.0	21,242.3	19,352.2	15,145.6

11.   Penalties/fines imposed by banking regulatory bodies

RBI imposed a penalty of Rs. 121.9 million on October 17, 2023 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during Statutory Inspections for supervisory evaluation (ISE 2020 and ISE 2021) of the Bank conducted by RBI (year ended March 31, 2023: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

12.   Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2024 (Pursuant to Schedule III of the Companies Act, 2013)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.1%	2,383,993.2	92.4%	408,882.7

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.7%	18,288.0	0.9%	4,139.1
ICICI Securities Limited	1.5%	38,825.6	3.9%	17,305.9
ICICI Home Finance Company Limited	1.1%	28,029.3	1.2%	5,316.0
ICICI Trusteeship Services Limited	0.0%	9.7	0.0%	1.1
ICICI Investment Management Company Limited	0.0%	129.5	(0.0%)	(57.6)
ICICI Venture Funds Management Company Limited	0.1%	2,483.4	0.0%	110.2
ICICI Prudential Life Insurance Company Limited	4.3%	110,082.3	1.9%	8,523.9
ICICI Lombard General Insurance Company Limited[3]	5.1%	129,493.3	0.3%	1,543.9
ICICI Prudential Trust Limited	0.0%	19.8	0.0%	4.7
ICICI Prudential Asset Management Company Limited	1.0%	24,849.0	4.1%	18,145.0
ICICI Prudential Pension Funds Management Company Limited	0.0%	560.2	(0.0%)	(17.2)
I-Process Services (India) Private Limited[4]	0.0%	619.8	0.0%	15.6
Foreign
ICICI Bank UK PLC	1.1%	28,146.7	0.5%	2,277.8
ICICI Bank Canada	1.1%	28,043.6	1.0%	4,500.7
ICICI International Limited	0.0%	130.6	0.0%	6.7
ICICI Securities Holdings Inc.	0.0%	131.9	(0.0%)	(1.0)
ICICI Securities Inc.	0.0%	396.5	0.0%	25.6

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%	129.8	0.0%	7.6
Foreign
NIL	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Minority Interests	(5.4%)	(138,884.2)	(4.1%)	(18,241.4)

Associates
Indian
ICICI Lombard General Insurance Company Limited[3]			1.9%	8,452.0
I-Process Services (India) Private Limited[4]			0.0%	25.4
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%	10.7
ICICI Merchant Services Private Limited	..	..	0.0%	215.8
India Infradebt Limited	..	..	0.4%	1,869.7
India Advantage Fund III	..	..	0.0%	60.6
India Advantage Fund IV	..	..	0.0%	85.7
Arteria Technologies Private Limited	..	..	0.0%	17.9
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(3.7%)	(94,039.7)	(4.7%)	(20,663.4)

TOTAL	100.0%	2,561,438.3	100.0%	442,563.7

1. 0.0 represents insignificant amount.

2. Total assets minus total liabilities.

3. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

4. I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly owned subsidiary of the Bank w.e.f. March 22, 2024.

Additional information to consolidated accounts at March 31, 2023 (Pursuant to Schedule III of the Companies Act, 2013)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.6%	2,007,153.8	93.7%	318,965.0

Subsidiaries
Indian

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Securities Primary Dealership Limited	0.7%	15,815.5	0.4%	1,277.8
ICICI Securities Limited	1.3%	28,219.2	3.3%	11,334.7
ICICI Home Finance Company Limited	1.1%	22,998.6	1.1%	3,653.1
ICICI Trusteeship Services Limited	0.0%	8.7	0.0%	0.1
ICICI Investment Management Company Limited	0.0%	187.0	(0.0%)	(58.7)
ICICI Venture Funds Management Company Limited	0.1%	2,473.3	0.0%	61.9
ICICI Prudential Life Insurance Company Limited	4.7%	100,915.8	2.4%	8,106.6
ICICI Prudential Trust Limited	0.0%	16.9	0.0%	2.2
ICICI Prudential Asset Management Company Limited	1.0%	21,478.8	4.4%	15,077.0
ICICI Prudential Pension Funds Management Company Limited	0.0%	577.5	0.0%	28.3
Foreign
ICICI Bank UK PLC	1.2%	26,158.3	0.3%	1,045.9
ICICI Bank Canada	1.2%	25,256.2	0.8%	2,818.9
ICICI International Limited	0.0%	122.0	0.0%	8.9
ICICI Securities Holdings Inc.	0.0%	132.7	0.0%	2.0
ICICI Securities Inc.	0.0%	364.8	0.0%	58.3

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%	119.4	0.0%	3.7
Foreign
NIL	..	..	..	..

Minority interests	(3.1%)	(66,867.5)	(4.2%)	(14,246.7)

Associates
Indian
ICICI Lombard General Insurance Company Limited	..	..	2.4%	8,303.1
I-Process Services (India) Private Limited	..	..	0.0%	37.7
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%	3.3
ICICI Merchant Services Private Limited	..	..	0.0%	63.0
India Infradebt Limited	..	..	0.5%	1,560.2
India Advantage Fund III	..	..	0.0%	0.0
India Advantage Fund IV	..	..	(0.0%)	(0.2)
Arteria Technologies Private Limited	..	..	0.0%	15.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(1.8%)	(40,153.1)	(5.1%)	(17,755.4)

TOTAL	100.0%	2,144,977.9	100.0%	340,366.4

1. 0.0 represents insignificant amount.

2. Total assets minus total liabilities

13.   Revaluation of fixed assets

The Bank and its housing finance subsidiary follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2024 was Rs. 55,184.5 million (March 31, 2023: Rs. 55,500.0 million) as compared to the historical cost less accumulated depreciation of Rs. 24,062.4 million (March 31, 2023: Rs. 24,581.6 million).

The revaluation reserve is not available for distribution of dividend.

14.   Proposed dividend on equity shares

The Board of Directors at its meeting held on April 27, 2024 has recommended a dividend of Rs. 10 per equity share for the year ended March 31, 2024 (year ended March 31, 2023: Rs. 8.00 per equity share). The declaration and payment of dividend is subject to requisite approvals.

15.   Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. //DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% (10% till March 31, 2023) of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% (10% till March 31, 2023) of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2023 and for the year ended March 31, 2022.

16.   Disclosure on lending and borrowing activities

The Bank and other subsidiaries, as part of its normal banking business, grants loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

entities and persons. These transactions are part of Bank’s normal banking business, which is conducted ensuring adherence to all regulatory requirements.

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

17.   Acquisition of ICICI Lombard General Insurance Company Limited

On May 28, 2023, the Board of Directors of the Bank approved to increase shareholding in ICICI Lombard General Insurance Company Limited in multiple tranches up to 4.0% additional shareholding, as permissible under applicable law, to ensure compliance with the Section 19(2) of the Banking Regulation Act, 1949 and make the Company, a subsidiary of the Bank, subject to receipt of necessary regulatory approval(s). On August 4, 2023, RBI vide letter CO.DOR.RAUG.AUT.No.S2656/24.01.002/2023-24, had conveyed the approval to the Bank for acquiring additional stake in ICICI Lombard General Insurance Company Limited. On September 1, 2023, IRDAI vide letter 733/F&I/ToS/ICICIL/FY24/1/59 had also conveyed the approval in connection to above. Accordingly, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding of more than 50.0%. Consequently, ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024. Accordingly, goodwill of Rs. 23,728.3 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

18.   Acquisition of I-Process Services (India) Private Limited

On February 17-18, 2023, the Board of Directors of the Bank approved to make I-Process Services (India) Private Limited a wholly owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. On September 8, 2023, RBI vide letter CO.DoR.RAUG.No.S3282/ 24.01.002/2023-24, had conveyed the approval to the Bank in connection to above. On January 30, 2024, the Bank entered into a share purchase agreement in relation to investment in equity shares of I-Process Services (India) Private Limited. Accordingly, the Bank purchased equity shares of the Company in off-market transactions. Consequently, I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly owned subsidiary of the Bank w.e.f. March 22, 2024. Accordingly, capital reserve of Rs. 358.5 million was recognised on purchase of additional stake in I-Process Services (India) Private Limited.

19.   De-listing of ICICI Securities Company Limited

The Board of Directors of the Bank on June 29, 2023 approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited, subject to receipt of requisite approvals. Pursuant to the order of the Hon’ble National Company Law Tribunal, Ahmedabad Bench, a meeting of the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Equity Shareholders of the Bank was held on March 27, 2024, wherein the proposed Scheme was approved by the requisite majority of shareholders. The scheme is currently pending final approval of the Hon’ble National Company Law Tribunal, Ahmedabad Bench.

20.    Additional disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

21.    Comparative figures

During FY2024, ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited has become subsidiaries due to increase in the Bank’s shareholding above 50.0%. Accordingly, the consolidated financial statements for FY2024 are not comparable with the previous year.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2024.

Rupees in million

Deposits maturing during the year ending March 31,
2025	6,268,361.3
2026	1,470,600.5
2027	253,363.8
2028	185,999.9
2029	135,687.3
Thereafter	72,714.6
Total time deposits	8,386,727.4

At March 31, 2024, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 4,306,516.1 million (March 31, 2023: Rs. 3,270,106.4 million).

3.       Long-term debt

Long-term debt represents debt with an original contractual maturity of greater than one year. Maturity distribution is based on contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. A portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the Secured Overnight Financing Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

The following table sets forth a listing of long-term debt at March 31, 2024, by maturity and interest rate profile.

			Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2025	322,599.5	28,982.5	351,582.0
2026	283,526.8	17,663.0	301,189.8
2027	179,222.4	20,589.0	199,811.4
2028	80,527.3	18,811.9	99,339.2
2029	95,949.1	5,085.5	101,034.6
Thereafter	258,261.3	6,110.1	264,371.4
Total	1,220,086.5	97,241.9	1,317,328.4
Less: Unamortized debt issue costs			(780.2)
Total			1,316,548.2

Long-term debt is denominated in various currencies. At March 31, 2024, long-term debt comprises Indian rupee debt of Rs. 1,042,058.9 million (March 31, 2023: Rs. 1,021,393.3 million) and foreign currency debt of Rs. 274,489.3 million (March 31, 2023: Rs. 291,003.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

	Rupees in million
Category	At March 31, 2024
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	573,913.8	7.7%	5.9% to 13.1%	4.5
Refinance from financial institutions	383,877.0	6.8%	2.9% to 8.4%	1.4
Borrowings from other banks	47,036.8	8.2%	7.9% to 8.8%	6.0
Fixed deposits	37,231.3	7.3%	5.5% to 8.7%	2.7
Total	1,042,058.9	7.3%		3.4

	Rupees in million
Category	At March 31, 2023
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	611,519.7	7.7%	5.1% to 14.1%	4.4
Refinance from financial institutions	337,330.8	5.9%	2.8% to 8.4%	1.2
Borrowings from other banks	40,505.5	8.1%	7.7% to 9.0%	6.2
Fixed deposits	32,037.3	6.9%	5.1% to 8.8%	2.9
Total	1,021,393.3	7.1%		3.4

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

	Rupees in million
Category	At March 31, 2024
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	137,508.1	4.2%	3.7% to 7.1%	2.3
Other borrowings	136,981.2	2.6%	0.6% to 6.9%	2.1
Total	274,489.3	3.4%		2.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
Category	At March 31, 2023
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	139,381.7	4.2%	3.6% to 6.4%	3.1
Other borrowings	151,621.5	2.4%	0.0% to 6.6%	2.6
Total	291,003.2	3.3%		2.8

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

The Bank’s minimum cash reserve requirements for the fortnight period of March 31, 2024 were Rs. 616,350.3 million (March 31, 2023: Rs. 513,102.5 million) which are subject to withdrawal and usage restrictions. Deposits maintained with the Reserve Bank of India were Rs. 625,010.3 million at March 31, 2024 (March 31, 2023: Rs. 480,251.3 million) towards the minimum cash reserve requirements.

Deposits with other banks include Rs. 166,659.0 million (March 31, 2023: Rs. 65,115.4 million) in deposits, which have original maturities greater than 90 days.

5.       Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

					Rupees in million
	At March 31, 2024				At March 31, 2023
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	479,631.6	4,743.8	(3,567.9)	480,807.6	215,081.7	2,161.4	(4,373.0)	212,870.1
Government securities	3,949,704.1	40,373.9	(26,418.6)	3,963,659.3	3,139,362.1	12,022.6	(47,847.6)	3,103,537.1
Other debt securities[1]	10,704.8	6.8	(2.6)	10,709.0	7,800.4	..	..	7,800.4
Total debt securities	4,440,040.5	45,124.5	(29,989.1)	4,455,175.9	3,362,244.2	14,184.0	(52,220.6)	3,324,207.6
Equity shares[2]	15.0	86.8	..	101.8	50,905.5	228,560.2	..	279,465.7
Other securities	2,573.0	8,595.5	(133.1)	11,035.4	4,937.8	2,529.5	(81.0)	7,386.2
Total	4,442,628.5	53,806.8	(30,122.2)	4,466,313.1	3,418,087.5	245,273.7	(52,301.6)	3,611,059.5

1.	Includes certificate of deposit and commercial paper.

2.	At March 31, 2023, Group’s investment in ICICI Lombard General Insurance Company Limited (ICICI General), being an associate, was classified as held-to-maturity. At March 31, 2024, being a subsidiary ICICI General was consolidated on a line-by-line basis and Group’s investment in ICICI General was eliminated at consolidated level.

3.	Interest accrued on held-to-maturity securities amounted to Rs. 82,251.2 million at March 31, 2024 (March 31, 2023: Rs. 55,568.5 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2024				At March 31, 2023
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	204,957.5	2,494.7	(1,238.9)	206,213.3	217,228.0	1,081.8	(2,100.0)	216,209.8
Government securities	671,364.8	1,061.3	(708.7)	671,717.4	624,808.4	1,146.7	(1,571.4)	624,383.7
Other debt securities[1]	194,459.6	4,696.8	(274.8)	198,881.7	126,326.0	1,202.5	(619.3)	126,909.2
Total debt securities	1,070,781.9	8,252.8	(2,222.4)	1,076,812.4	968,362.4	3,431.0	(4,290.7)	967,502.7
Equity shares	189,271.8	101,770.9	(10,438.8)	280,603.9	123,670.2	67,841.2	(13,965.5)	177,545.9
Other securities	43,383.1	12,238.4	(8,013.1)	47,608.4	39,049.5	6,186.1	(7,171.2)	38,064.4
Total	1,303,436.8	122,262.1	(20,674.3)	1,405,024.7	1,131,082.1	77,458.3	(25,427.4)	1,183,113.1

1.	Includes pass through certificates, certificate of deposit, commercial paper and banker’s acceptance.

2.	Interest accrued on available for sale securities amounted to Rs. 15,199.2 million at March 31, 2024 (March 31, 2023: Rs. 12,702.5 million).

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Interest	86,421.6	56,073.0	41,719.0
Dividend	1,644.8	2,320.7	1,023.4
Total	88,066.4	58,393.7	42,742.4

Gross realized gain	34,847.3	19,961.4	22,227.6
Gross realized loss	(4,090.7)	(7,090.2)	(1,772.1)
Total	30,756.6	12,871.2	20,455.5

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Interest and dividend	31,690.9	16,416.4	11,713.9
Realized gain/(loss) on sale of trading portfolio	5,877.7	958.8	(648.7)
Unrealized gain/(loss) on trading portfolio	19.3	133.8	1,952.6
Total	37,587.9	17,509.0	13,017.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2024, by maturity.

Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	36,585.4	37,115.7
One to five years	206,300.5	205,906.3
Five to ten years	195,272.5	196,809.6
Greater than ten years	41,473.2	40,976.0
Total corporate debt securities	479,631.6	480,807.6
Government securities
Less than one year	70,482.0	70,469.6
One to five years	1,102,468.6	1,097,780.5
Five to ten years	1,791,055.0	1,802,766.9
Greater than ten years	985,698.5	992,642.3
Total government securities	3,949,704.1	3,963,659.3
Other debt securities
Less than one year	10,704.8	10,709.0
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	10,704.8	10,709.0
Total debt securities classified as held to maturity	4,440,040.5	4,455,175.9

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2024, by maturity.

Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	101,845.2	101,812.3
One to five years	80,040.8	80,364.1
Five to ten years	22,606.8	22,884.6
Greater than ten years	464.7	1,152.3
Total corporate debt securities	204,957.5	206,213.3
Government securities
Less than one year	394,598.6	394,674.3
One to five years	231,625.4	231,535.4
Five to ten years	6,613.6	6,645.1
Greater than ten years	38,527.2	38,862.6
Total Government securities	671,364.8	671,717.4
Other debt securities
Less than one year	78,690.1	79,322.6
One to five years	74,159.9	75,423.5
Five to ten years	15,995.3	16,867.2
Greater than ten years	25,614.3	27,268.4
Total other debt securities	194,459.6	198,881.7
Total debt securities classified as available for sale	1,070,781.9	1,076,812.4

Credit rating profile of held-to-maturity debt securities

The Group considers credit rating as credit quality indicators for the held-to-maturity debt securities. The credit rating of debt securities is issued by external credit rating agencies.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2024:

Rupees in million
	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	449,860.4	1,921.4	23,369.8	4,480.1	..	479,631.6
Government securities	3,949,704.1	..	..	..	..	3,949,704.1
Other debt securities	10,704.8	..	..	..	..	10,704.8
Total Debt securities	4,410,269.3	1,921.4	23,369.8	4,480.1	..	4,440,040.5

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2023:

Rupees in million
	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	195,528.8	..	17,339.7	2,213.2	..	215,081.7
Government securities	3,139,362.1	..	..	..	..	3,139,362.1
Other debt securities	7,800.4	..	..	..	..	7,800.4
Total Debt securities	3,342,691.3	..	17,339.7	2,213.2	..	3,362,244.2

There were no held-to-maturity debt securities that were past due (30 days overdue) at year ended March 31, 2024 and March 31, 2023. There were no held-to-maturity debt securities that were overdue for more than 90 days and still accruing at the year ended March 31, 2024 and March 31, 2023.

6.       Repurchase transactions

The Group undertakes repurchase and reverse repurchase transactions of Government securities and corporate bonds during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2024, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility, Marginal Standing Facility and Standing liquidity facility offered by the Reserve Bank of India amounted to Rs. 286,293.8 million (March 31, 2023: Rs. 258,992.9 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 180,376.8 million (March 31, 2023: Rs. 59,652.4 million).

During fiscal 2024, average borrowings under repurchase transactions including Liquidity Adjustment Facility, Marginal Standing Facility and Standing liquidity facility amounted to Rs. 369,120.6 million (March 31, 2023: Rs. 286,800.5 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 117,787.4 million (March 31, 2023: Rs. 175,385.7 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

7.       Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

	Rupees in million
	At March 31,
	2024	2023
Commercial loans	5,219,456.3	4,625,018.9
Term loans	2,155,071.1	2,058,261.1
Working capital facilities[1]	3,064,385.2	2,566,757.8
Consumer loans and credit card receivable	7,610,969.0	6,469,885.0
Mortgage loans	4,134,254.8	3,717,546.2
Other secured loans	1,707,890.9	1,422,524.2
Credit card receivables	523,037.0	384,163.8
Other unsecured loans	1,245,786.3	945,650.8
Lease financing[2]	34.3	50.2
Total gross advances	12,830,459.6	11,094,954.1
Provision for loan losses[3]	(222,697.6)	(256,291.0)
Total net advances	12,607,762.0	10,838,663.1

1.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

Commercial loans

Commercial loans include term loans and working capital facilities extended to corporate and other business entities, including programme-based loans extended to small and medium enterprises such as proprietorship firms, partnership firms and private limited companies.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy or is evaluated in accordance with the programme parameters. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration in the borrower’s ability to repay the loan. Loans to small and medium enterprises under various lending programmes are generally monitored at programme level from the perspective of credit quality. Term loans are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants and equipment. Working capital facilities, which include bills purchased and discounted, overdrafts, cash credit and loans repayable on demand, are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables.

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

At March 31, 2024, the Group had committed to lend (including non-fund based facilities) Rs. 1,039.3 million (March 31, 2023: Rs. 970.0 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

	Rupees in million
	At March 31,
	2024	2023
Commercial loans
Term loans	4,381.0	6,946.3
Working capital facilities	1,775.8	2,016.3
Consumer loans
Mortgage loans	24,072.0	32,993.9
Other secured loans	4,863.4	9,507.2
Credit card receivables	63.0	69.7
Other unsecured loans	525.1	980.6
Lease financing	..	..
Total gross restructured loans[2]	35,680.3	52,514.0
Provision for loan losses[3]	(1,443.2)	(1,778.6)
Total net restructured loans	34,237.1	50,735.4

1.	Represents entire borrower level outstanding of the restructured accounts.

2.	At March 31, 2024, includes loans amounting to Rs. 26,271.1 million restructured under the Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020. and May 05, 2021 (March 31, 2023: loans amounting to Rs. 35,864.6 million)

3.	Represents provision due to diminution in the fair value of restructured/rescheduled loans in accordance with the applicable RBI guidelines.

In addition, the Bank holds general provision amounting to Rs. 9,034.1 million at March 31, 2024 (March 31, 2023: Rs. 12,824.9 million) on these restructured accounts.

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

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2024.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	153,131.1	110,537.2	..	..	2,403.9
- Working capital facilities	56,797.7	49,839.2	..	..	1,645.5
Consumer loans
- Mortgage loans	46,243.2	48,749.1	..	..	2,492.8
- Other secured loans	40,187.5	46,047.9	40,927.4	..	562.2
- Credit card receivables	5,836.4	9,841.9	..	..	626.9
- Other unsecured loans	10,273.8	14,592.9	..	..	483.2
Lease financing	..	..	..	..	..
Total gross loans	312,469.7	279,608.2	40,927.4	..	8,214.5
Provision for loan losses	(254,507.1)	(221,249.1)	..
Total net loans	57,962.6	58,359.1	40,927.4

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2023.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	167,209.3	153,131.1	57.5	..	3,505.3
- Working capital facilities	65,033.2	56,797.7	..	..	1,811.6
Consumer loans
- Mortgage loans	54,559.5	46,243.2	..	..	2,425.5
- Other secured loans	44,822.2	40,187.5	35,527.8	..	825.6
- Credit card receivables	3,864.6	5,836.4	..	..	485.2
- Other unsecured loans	10,024.8	10,273.8	..	..	471.1
Lease financing	..	..	..	..	..
Total gross loans	345,513.6	312,469.7	35,585.3	..	9,524.3
Provision for loan losses	(269,105.3)	(254,507.1)	..
Total net loans	76,408.3	57,962.6	35,585.3

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Provision for loan losses at the beginning of the year	1,778.6	2,914.3	896.6
Provision for loan losses made for new additions during the year	60.8	..	2,329.7
Increase/(decrease) of provision for existing loan losses during the year	(241.9)	(328.4)	(172.8)
Reduction/write-back of provision on restructured loans due to: Upgrade to standard assets		..	..
Downgrade to non-performing assets	(154.3)	(807.3)	(139.2)
Provision for loan losses at the end of the year	1,443.2	1,778.6	2,914.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2024.

Rupees in million

Particulars	Commercial loans		Consumer loans						Total
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	142,443.9	46,732.2	25,653.6	26,719.2	4,717.3	8,240.9	..	..	254,507.1
Add: Provisions for loan losses	3,569.4	18,661.6	22,388.4	28,668.3	22,721.1	24,605.6	..	..	120,614.4
Less: Utilized for write-off of loans	(8,766.6)	(7,656.7)	(5,978.9)	(13,086.9)	(15,735.2)	(15,072.9)	..	..	(66,297.2)
Less: Write back of excess provisions	(29,871.9)	(20,090.0)	(16,465.3)	(11,231.9)	(3,686.8)	(6,229.3)	..	..	(87,575.2)
Aggregate provision for loan losses at the end of the year for non-performing loans	107,374.8	37,647.1	25,597.8	31,068.7	8,016.4	11,544.3	..	..	221,249.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	2,458.5	1,359.5	5,624.0	1,594.2	16.3	191.3	..	192,602.1[1]	203,845.9
C. Aggregate provision for loan losses at the end of the year (A) + (B)	109,833.3	39,006.6	31,221.8	32,662.9	8,032.7	11,735.6	..	192,602.1	425,095.0
Closing balance of provision: individually evaluated for impairment	109,833.3	39,006.6	31,221.8	32,662.9	8,032.7	11,735.6	..	..	232,492.9
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	192,602.1	192,602.1
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2024, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2022.

								Rupees in million
Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	173,905.8	72,706.5	25,418.8	32,594.7	8,395.4	14,659.2	..	..	327,680.4
Add: Provisions for loan losses	13,677.5	17,842.9	26,440.8	37,637.8	11,240.3	18,452.0	..	..	125,291.3
Less: Utilized for write-off of loans	(20,169.8)	(26,607.9)	(6,709.2)	(23,824.4)	(12,204.7)	(18,485.5)	..	..	(108,001.5)
Less: Write back of excess provisions	(15,213.4)	(13,118.7)	(16,297.9)	(20,234.3)	(4,311.9)	(6,688.7)	..	..	(75,864.9)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	152,200.1	50,822.8	28,852.5	26,173.8	3,119.1	7,937.0	..	..	269,105.3
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	12,295.0	3,379.4	11,943.0	5,561.9	7.1	898.9	..	118,124.2[1]	152,209.5
C. Aggregate provision for loan losses at the end of the year (A) + (B)	164,495.1	54,202.2	40,795.5	31,735.7	3,126.2	8,835.9	..	118,124.2	421,314.8
Closing balance of provision: individually evaluated for impairment	164,495.1	54,202.2	40,795.5	31,735.7	3,126.2	8,835.9	..	..	303,190.6
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	118,124.2	118,124.2
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2022, the Bank held Covid-19 related provisions of Rs. 74,500.0 million which is included in the above amount.

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary adopted IFRS 9 – Financial instruments from April 1, 2018 and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2024, the Bank’s Canadian subsidiary classified exposure of Rs. 102,418.0 million as Stage-2 (March 31, 2023: Rs. 63,524.7 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 761.7 million (March 31, 2023: Rs. 882.70 million) in fiscal 2024.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date.

The following table sets forth the aging analysis of past due performing loans at March 31, 2024.

				Rupees in million
Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	2,043,084.7	1,176.9	272.3	..	1,449.2
Working capital facilities[4]	3,010,208.0	3,391.3	946.7	..	4,338.0
Consumer loans
Mortgage loans	4,058,348.7	20,825.5	6,331.5	..	27,157.0
Other secured loans	1,599,903.2	14,903.1	6,109.3	40,927.4	61,939.8
Credit card receivables	502,173.1	7,306.5	3,715.5	..	11,022.0
Other unsecured loans	1,221,632.8	7,000.7	2,559.9	..	9,560.6
Lease financing	34.3	..	..	..	..
Total	12,435,384.8	54,604.0	19,935.2	40,927.4	115,466.6

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans at March 31, 2023.

				Rupees in million
Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,903,035.5	2,014.0	23.0	57.5	2,094.5
Working capital facilities[4]	2,504,446.0	4,700.1	814.0	..	5,514.1
Consumer loans
Mortgage loans	3,648,352.9	18,153.0	4,797.1	..	22,950.1
Other secured loans	1,329,423.0	12,985.6	4,400.3	35,527.8	52,913.7
Credit card receivables	371,590.8	4,583.0	2,153.6	..	6,736.6
Other unsecured loans	927,359.5	6,011.3	2,006.2	..	8,017.5
Lease financing	50.2	..	..	..	..
Total	10,684,257.9	48,447.0	14,194.2	35,585.3	98,226.5

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2024.

							Rupees in million
	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Prior to 2020
Rating grades
Investment grade	738,901.8	525,293.0	238,169.3	214,059.9	35,932.3	146,206.1	3,061,161.6	4,959,724.0
AAA, AA+, AA, AA-, 1, 2A-C	82,547.9	149,635.0	111,517.8	159,183.5	4,027.9	42,694.8	1,536,636.0	2,086,242.9
A+, A, A-, 3 A-C	386,705.4	226,100.7	69,475.8	28,924.2	21,303.0	40,661.3	515,157.4	1,288,327.8
BBB+, BBB and BBB-, 4A-C	269,648.5	149,557.3	57,175.7	25,952.2	10,601.4	62,850.0	1,009,368.2	1,585,153.3
Below investment grade[1]	1,346.9	6,436.4	7,774.6	4,366.8	7,270.1	117,306.6	69,225.2	213,726.6
Unrated	9,774.7	2,885.9	1,483.1	923.3	189.0	43.1	30,740.9	46,040.0
Total Gross loans	750,023.4	534,615.3	247,427.0	219,350.0	43,391.4	263,555.8	3,161,127.7	5,219,490.6
Provisions	(216.5)	(87.4)	(727.4)	(3,220.6)	(4,060.4)	(101,345.6)	(36,812.5)	(146,470.4)
Total net loans	749,806.9	534,527.9	246,699.6	216,129.4	39,331.0	162,210.2	3,124,315.2	5,073,020.2
Gross write-offs during Fiscal 2024	3.3	5.8	..	691.5	300.7	8,310.0	4,683.7	13,995.0

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

2.	Commercial loans also include small business loans which are generally rated at portfolio level.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2023.

 Rupees in million

	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Prior to 2019
Rating grades
Investment grade	659,545.2	411,265.7	462,604.6	95,575.0	136,339.4	87,951.8	2,465,344.3	4,318,626.0
AAA, AA+, AA, AA-, 1, 2A-C	167,007.1	168,070.2	319,275.2	26,165.5	49,785.4	7,605.0	1,269,312.1	2,007,220.5
A+, A, A-, 3 A-C	273,277.7	146,146.2	96,742.6	40,918.1	41,440.3	37,542.3	554,962.3	1,191,029.5
BBB+, BBB and BBB-, 4A-C	219,260.4	97,049.3	46,586.8	28,491.4	45,113.7	42,804.5	641,069.9	1,120,376.0
Below investment grade[1]	548.8	5,975.2	8,070.9	11,459.8	8,767.6	151,848.9	70,927.4	257,598.6
Unrated	2,228.4	1,992.3	1,069.6	93.4	83.1	128.4	43,249.3	48,844.5
Total Gross loans	662,322.4	419,233.2	471,745.1	107,128.2	145,190.1	239,929.1	2,579,521.0	4,625,069.1
Provision	(27.6)	(667.0)	(3,628.2)	(5,375.1)	(4,403.0)	(132,731.6)	(44,127.5)	(190,960.0)
Total net loans	662,294.8	418,566.2	468,116.9	101,753.1	140,787.1	107,197.5	2,535,393.5	4,434,109.1
1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

2.	Commercial loans also include small business loans which are generally rated at portfolio level.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2024.

							Rupees in million
	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Prior to 2020
Mortgage loans	1,058,359.7	944,437.2	741,506.4	462,162.0	298,995.5	628,794.0	..	4,134,254.8
Current[2]	1,055,934.6	933,511.8	728,961.8	452,228.4	283,421.8	604,290.3	..	4,058,348.7
Performing loans which are overdue[3]	912.3	4,061.5	4,205.4	3,352.7	5,400.7	9,224.4	..	27,157.0
Non-performing loans	1,512.8	6,863.9	8,339.2	6,580.9	10,173.0	15,279.3	..	48,749.1

Other secured loans	767,285.7	351,286.0	158,656.6	69,620.7	29,365.0	18,026.4	313,650.5	1,707,890.9
Current[2]	761,825.0	337,644.1	150,158.8	64,520.2	25,642.2	13,468.0	246,644.9	1,599,903.2
Performing loans which are overdue[3]	3,180.5	8,376.2	4,929.6	2,792.9	1,736.6	960.8	39,963.2	61,939.8
Non-performing loans	2,280.2	5,265.7	3,568.2	2,307.6	1,986.2	3,597.6	27,042.4	46,047.9

Credit card receivables	..	..	..	..	..	..	523,037.0	523,037.0
Current[2]	..	..	..	..	..	..	502,173.1	502,173.1
Performing loans which are overdue[3]	..	..	..	..	..	..	11,022.0	11,022.0
Non-performing loans	..	..	..	..	..	..	9,841.9	9,841.9

Other unsecured loans	715,013.9	348,249.8	118,523.5	32,341.8	13,655.3	1,188.1	16,813.9	1,245,786.3
Current[2]	709,942.8	337,304.6	113,432.7	30,961.7	12,429.1	790.0	16,771.9	1,221,632.8
Performing loans which are overdue[3]	2,484.1	4,340.0	1,772.8	601.0	309.5	48.3	4.9	9,560.6
Non-performing loans	2,587.0	6,605.2	3,318.0	779.1	916.7	349.8	37.1	14,592.9

Total Gross loans	2,540,659.3	1,643,973.0	1,018,686.5	564,124.5	342,015.8	648,008.5	853,501.4	7,610,969.0
Provisons	(3,597.3)	(10,145.8)	(8,141.5)	(5,570.5)	(8,076.3)	(12,713.0)	(27,982.8)	(76,227.2)
Total net loans	2,537,062.0	1,633,827.2	1,010,545.0	558,554.0	333,939.5	635,295.5	825,518.6	7,534,741.8
Gross write-offs during Fiscal 2024	908.4	8,952.2	6,649.4	3,963.8	4,688.0	5,321.3	15,850.1	46,333.2

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

2.	Loans up to 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2023.

							Rupees in million
	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Fiscal 2019	Prior to 2019
Mortgage loans	1,023,647.7	905,818.5	584,310.6	377,770.5	268,411.7	557,587.2	..	3,717,546.2
Current[2]	1,021,255.4	898,891.7	575,522.4	358,817.6	257,364.8	536,501.0	..	3,648,352.9
Performing loans which are overdue[3]	1,116.9	2,370.2	3,217.2	6,185.6	3,834.1	6,226.1	..	22,950.1
Non-performing loans	1,275.4	4,556.6	5,571.0	12,767.3	7,212.8	14,860.1	..	46,243.2

Other secured loans	629,897.7	272,288.8	139,295.2	69,607.2	28,311.1	14,824.3	268,299.9	1,422,524.2
Current[2]	625,398.8	263,675.7	130,980.1	62,204.9	24,570.9	10,290.5	212,302.1	1,329,423.0
Performing loans which are overdue[3]	2,448.7	5,665.0	4,874.0	3,772.5	1,956.7	585.1	33,611.7	52,913.7
Non-performing loans	2,050.2	2,948.1	3,441.1	3,629.8	1,783.5	3,948.7	22,386.1	40,187.5

Credit card receivables	..	..	..	..	..	..	384,163.8	384,163.8
Current[2]	..	..	..	..	..	..	371,590.8	371,590.8
Performing loans which are overdue[3]	..	..	..	..	..	..	6,736.6	6,736.6
Non-performing loans	..	..	..	..	..	..	5,836.4	5,836.4

Other unsecured loans	574,768.1	224,726.6	73,289.6	39,214.0	9,758.0	1,953.6	21,940.9	945,650.8
Current[2]	570,345.3	219,149.6	70,453.9	37,104.4	8,929.9	435.7	20,940.7	927,359.5
Performing loans which are overdue[3]	2,279.0	2,233.9	1,087.5	921.3	231.7	1,226.7	37.4	8,017.5
Non-performing loans	2,143.8	3,343.1	1,748.2	1,188.3	596.4	291.2	962.8	10,273.8

Total Gross loans	2,228,313.5	1,402,833.9	796,895.4	486,591.7	306,480.8	574,365.1	674,404.6	6,469,885.0
Provisions	(2,984.6)	(5,665.2)	(5,825.6)	(11,205.2)	(5,984.6)	(11,983.6)	(21,682.2)	(65,331.0)
Total net loans	2,225,328.9	1,397,168.7	791,069.8	475,386.5	300,496.2	562,381.5	652,722.4	6,404,554.0

1.	Includes bills purchased and discounted, overdrafts, cash credit, credit cards and revolving demand loans.

2.	Loans up to 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

8.       Financial assets transferred during the year to securitization company/reconstruction company

The Bank has transferred certain assets to securitization companies’/asset reconstruction companies in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for receipt of cash or securities in the form of security receipts issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with Reserve Bank of India guidelines, in case of non-performing loans sold to asset reconstruction companies, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by asset reconstruction companies, the security receipts are valued at their respective net asset values as advised by the asset reconstruction companies.

The following table sets forth, for the periods indicated, the details of the assets transferred.

	Rupees in million, except number of accounts
	Year ended March 31,
	2024	2023	2022
Number of accounts[1]	21[2]	205[2]	561[2]
Aggregate value (net of provisions) of accounts sold to securitization company/reconstruction company	-[2]	286.3[2]	630.5[2]
Aggregate consideration	1,861.9[3]	1,739.9	2,340.7
Aggregate gain/(loss) over net book value	1,861.9	1,453.6	1,710.2
Provision reversed to profit and loss account on account of sale of NPAs	626.4	1,453.6	1,710.2
1.	Excludes accounts previously written-off.

2.	Includes Nil consumer loans (Fiscal 2023: 196 consumer loans amounting to Rs. 162.5 million, Fiscal 2022: 557 consumer loans amounting to Rs. 385.7 million)

3.	Includes consideration of Rs. 1,235.4 million in form of security receipts which are fully provided.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

9.       Details of non-performing assets sold, excluding those sold to securitization company/reconstruction company

The Bank sells certain non-performing assets to entities other than securitization company/reconstruction company in compliance with the terms of the guidelines issued by the Reserve Bank of India on such sale. During Fiscal 2024 the Bank has not sold any non-performing assets to entities other than securitization company/reconstruction company.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to entities, excluding those sold to securitization company/reconstruction company.

Rupees in million, except number of accounts
	Year ended March 31,
	2024	2023	2022
No. of accounts[1]	-	1	3
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	-	..	188.6
Aggregate consideration	-	15.7	1,164.1
Aggregate gain/(loss) over net book value	-	15.7	975.5
1.	Represents corporate loans.

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

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled to Rs. 2,004,067.8 million at March 31, 2024 which represented 96.2% of the capital funds (March 31, 2023: Rs. 1,741,788.4 million represented 96.3% of the capital funds). The single largest exposure (non-bank) at March 31, 2024 was Rs. 198,649.4 million, which was included in rating category “AAA, AA+, AA, AA-, 1, 2A-C”, represented 9.5% of the capital funds (March 31, 2023: Rs. 221,107.0 million represented 12.2% of the capital funds).

The largest group of companies under the same management control accounted for 30.7% of the capital funds at March 31, 2024 (March 31, 2023: 25.9% of the capital funds).

11.       Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 6,232,555.7 million (including fund based commitments fungible with non-fund based facilities) at March 31, 2024 (March 31, 2023: Rs. 4,992,056.3 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

12.       Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 23,345.1 million at March 31, 2024 (March 31, 2023: Rs. 16,947.2 million).

13.       Derivatives

ICICI Bank is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. The Bank’s Treasury and Securities Services Group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, and ensures compliance with various internal and regulatory guidelines. The Bank’s Treasury Monitoring and Reporting Group is responsible for reporting of performance of treasury groups (daily treasury reports), reports related to Liquidity and Interest rate risk in the banking book report and position & limit reporting (Value at Risk, Net Open Position and stop loss, etc.).

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

The Board of Directors had authorised the Asset Liability Management Committee to review and approve matters, as applicable, pertaining to the London Inter-Bank Offer Rate transition to alternate risk free rates. The cessation of USD London Inter-Bank Offer Rate and INR Mumbai Interbank Forward Outright Rate indices occurred at the end of June 2023. The necessary changes were implemented in the treasury system of the Bank to handle the transition of existing trades of USD London Inter-Bank Offer Rate and INR Mumbai Interbank Forward Outright Rate to relevant approved benchmarks (USD Secured Overnight Financing Rate and INR Modified Mumbai Interbank Forward Outright Rate). The transition for USD London Inter-Bank Offer Rate and INR Mumbai Interbank Forward Outright Rate was carried out by June 30, 2023 within the Bank. The CAD Canadian Dollar Offered Rate is expected to be ceased at the end June 2024 and will be migrated to new benchmark index which is CAD Canadian Overnight Repo Rate Average.

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

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2024.

				Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[4]	Credit exposure[3]
Interest rate derivatives[1]	35,484,180.4	95,809.8	(86,808.5)	(1,467.5)	404,958.4
Currency derivatives (including foreign exchange derivatives)[2]	19,114,977.5	53,486.3	(75,028.3)	36,210.5	484,773.6
Equity derivatives	2,519.9	7.5	..	1,160.7	692.1
Un-funded credit derivatives	..	..	..	..	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	Credit exposure is computed as per Current Exposure Method (CEM) without bilateral netting.

4.	The Bank has recovered Rs. 175.4 million from earlier recorded credit losses.

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

The following table sets forth the details of the notional amounts, marked-to-market position and credit exposure of hedging derivatives for the year ended March 31, 2024.

			Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	457,611.8	1,374.1	(7,409.7)	4,115.5
Currency derivatives (including foreign exchange derivatives)[2]	..	..	..	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The gains/(losses) on hedged items arising from changes in fair value for fiscal 2024 and fiscal 2023 amounted to Rs. (24.2) million and Rs. 5,282.2 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during fiscal 2024 and fiscal 2023 amounted to Rs. 442.7 million and Rs. (5,176.4) million respectively.

The gains/(losses) on cash flow hedges recorded in cash flow hedge reserve for fiscal 2024 and fiscal 2023 amounted to Rs. 6,797.2 million and Rs. 981.2 million respectively. At year-end fiscal 2024, Nil loss (at year-end fiscal 2023: loss of Rs. 6.3 million) recorded in cash flow hedge reserve is expected to be reclassified into earnings during the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations or the addition of other hedges subsequent to year-end fiscal 2024. During fiscal 2024 and fiscal 2023, there were no gains/(losses) reclassified from cash flow hedge reserve into earnings on account of discontinuance of cash flow hedges. At year-end fiscal 2024, the maximum length of time over which the Group was hedging its exposure to the variability in future cash flows was 120 months (year-end fiscal 2023: 129 months). At year-end fiscal 2024, accumulated cash flow hedge reserve was Rs. 7,319.6 million (year-end fiscal 2023: Rs. 544.4 million). During fiscal 2024, net amount of gain/(loss) reclassified from accumulated cash flow hedge reserve to earnings was Rs. (22.0) million (fiscal 2023: Rs. 15.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 47,989.3 million at March 31, 2024 (March 31, 2023: Rs. 47,036.0 million). The gross positive and negative fair values of these hedging instruments were Rs. 221.2 million (March 31, 2023: Rs. 354.6 million) and Rs. (31.3) million (March 31, 2023: Rs. (49.1) million) respectively and the credit exposure was Rs. 1,325.8 million at March 31, 2024 (March 31, 2023: Rs. 1,690.7 million).

As per the Basel III Regulations, banks may adopt the comprehensive approach, which allows fuller offset of collateral against exposures, by effectively reducing the exposure amount by the value ascribed to the collateral. Therefore, mark-to-market receivable has been fully off-set against the collateral received from the counterparty and the excess collateral posted over the net mark-to-market payable is reckoned as exposure till fiscal 2023. Since the collateral received is counterparty wise and not product wise, the derivative exposure reported above has not been adjusted for the collateral received/posted.

At March 31, 2024, collateral utilized against mark-to-market receivable of the Bank was Rs. 17,873.3 million (March 31, 2023: Rs. 11,775.9 million), excess collateral posted over net mark-to-market payable was Rs. 3,897.1 million (March 31, 2023: Rs. 1,118.2 million) and the net credit exposure post collateral netting on forex and derivatives was Rs. 771,291.1 million (March 31, 2023: Rs. 779,476.0 million).

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

At March 31, 2024, the Group has assessed its contingent tax liability at an aggregate of Rs. 103,487.0 million (March 31, 2023: Rs. 82,515.2 million), mainly pertaining to income tax, service tax, goods and services tax and sales tax/ value added tax demands by the Indian tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2024. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

The Group’s contingent liabilities on income tax and interest tax amounted to Rs. 83,170.4 million (March 31, 2023: Rs. 72,410.0 million) which include appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate authorities and counsel opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax-free income: Rs. 28,639.0 million (March 31, 2023: Rs. 29,002.9 million) mainly relates to whether interest expenses can be attributed to earning tax-free income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax-free bonds and the interest free funds are sufficient to cover investments in the underlying tax-free securities. The Group relies on favorable opinion from counsel and past decisions by the appellate authorities in Group’s own cases and other similar cases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Mark-to-market losses on derivatives: Rs. 15,625.9 million (March 31, 2023: Rs. 15,003.8 million) relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on favorable opinion from the counsel and past decision by the appellate authorities in Group’s own cases and other similar cases, which had allowed the deduction of mark-to-market losses from business income.

Provision for operating expense: Rs. 6,950.5 million (March 31, 2023: Rs. 5,258.2 million) relates to disallowance of provision for operating expense by the tax authorities treating it as contingent in nature. The group relies on favorable opinion from counsel and past decisions by the appellate authorities in other similar cases.

Interest on perpetual bonds: Rs 10,685.4 million (March 31, 2023: Rs. 5,145.6 million) relates to the disallowance of interest paid on perpetual bonds. The tax authorities do not deem these as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction. The Group relies on favorable opinion from counsel and the past decision by the appellate authorities in the Group’s own case and other similar cases.

Depreciation on leased assets: Rs. 6,303.5 million (March 31, 2023: Rs. 4,723.3 million) relates to the disallowance of depreciation claimed on leased assets due to treatment of the lease transactions as loan transactions by the tax authorities. The Group relies on favorable opinion from the counsel and past decisions by the appellate authorities in Group’s own case and other similar cases.

Disallowance of write off in respect of credit cards: Rs. 3,993.2 million (March 31, 2023: Rs. 3,570.9 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favorable opinion from counsel and past decision by the appellate authorities in Group’s own case and other similar cases.

Interest on non-performing assets: Rs. 5,128.5 million (March 31, 2023: Rs. 3,410.4 million) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax law has 180 days limit as against 90 days followed by the Bank. The Group has relied on favorable opinion from counsel and past decisions by the appellate authorities in Group’s own and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,030.6 million (March 31, 2023: Rs. 1,030.6 million) relates to two special reserve accounts maintained by the Group, which included a special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders.

The Group’s contingent liabilities on service tax and goods and services tax amounted to Rs. 19,081.9 million (March 31, 2023: Rs. 8,888.4 million), which mainly pertain to the demands along with interest and penalty levied by the respective tax authorities. The key disputed liabilities are detailed below.

Disallowance of CENVAT credit on interchange fees: Rs. 2,048.0 million (March 31, 2023: Rs. 2,048.0 million) relates to disallowance of CENVAT credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same. The Group has relied on a favorable opinion from counsel.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Service tax on interchange fees: Rs. 1,488.7 million (March 31, 2023: Rs. 1,488.7 million) relates to service tax and interest on interchange fees received by the Bank as an issuing bank. The Group has relied on a favorable opinion from counsel.

Disallowance of CENVAT credit on Deposit Insurance and Credit Guarantee Corporation (DICGC) premium: Rs. 1,012.6 million (March 31, 2023: Rs. 982.6 million) relates to disallowance of CENVAT credit availed by the Bank on deposit insurance premium paid by the Bank to DICGC. The Group has relied on favorable opinion from counsel and past decision by appellate authorities in other similar cases.

Service tax credit (CENVAT) denied: Rs. 3,805.2 million (March 31, 2023: Rs. 3,670.0 million) pertaining to ICICI Lombard General Insurance Company Limited relates to disallowance of CENVAT credit in respect of services of re-insurance of motor insurance policies and contesting the methodology of computation of CENVAT credit reversal. The Group has relied on favorable opinion from counsel and past decision by appellate authorities in other similar cases.

Goods and Services Tax: Rs. 4,920.6 million (March 31, 2023: NIL) pertaining to ICICI Prudential Life Insurance Company Limited relates to show cause notice from DGGI (Directorate General of Goods and Services Tax Intelligence) towards denial of input tax credit availed and utilized on certain expenses pertaining to advertisement and manpower services. The Group has relied on favorable opinion from counsel.

The Group’s contingent liabilities on sales tax/value added tax amounted to Rs. 1,234.7 million (March 31, 2023: Rs. 1,214.6 million) by various state government authorities. The matters mainly pertain to procedural issues like submission of statutory forms and adhoc additions in turnover. The Group has relied on favorable opinions from the counsels and decisions in own/other cases.

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liabilities do not include Rs. 141,164.0 million (March 31, 2023: Rs. 34,988.3 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 92,123.8 million pertains to the demand of inadvertently denied advance tax credit and incorrect tax rate considered by tax authorities for Fiscal 2021, Rs. 25,945.0 million (March 31, 2023: Rs. 30,493.8 million) mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which are covered by favorable decisions by the Supreme Court of India in the Group’s own/other cases, Rs. 19,017.5 million pertains to non-payment of goods and services tax on co-insurance premium and re-insurance commission in case of ICICI Lombard General Insurance Company Limited and Rs. 4,077.7 million (March 31, 2023: Rs. 3,632.3 million) pertains to errors requiring rectification by tax authorities. Therefore, these are not required to be disclosed as contingent liability.

15.       Litigation

A number of litigations and claims against the Group (and its directors and officers) are pending in various forums. The claims on the Group (and its directors and officers) mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held or the contingent liability recognized. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

possible losses though aggregate of such amounts are recognized as contingent liabilities. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 12,530.9 million against which provision of Rs. 7,500.6 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 7,288.1 million at March 31, 2024, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

16.       Segmental Information

The following table sets forth the business segment results for the year ended March 31, 2024 prepared on the basis described in Schedule 18 note 10A.

								Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Total income	1,345,475.7	717,802.2	1,137,018.3	64,034.0	542,361.3	159,326.8	(1,605,641.1)	2,360,377.2
	External revenue	791,317.3	491,258.8	306,964.0	62,415.0	541,426.2	166,995.9	..	2,360,377.2
	Revenue from transfer pricing on external liabilities and other internal revenue	554,158.4	226,543.4	830,054.3	1,619.0	935.1	(7,669.1)	(1,605,641.1)	..
2	Segment results[1]	188,491.7	199,717.1	146,408.8	16,384.0	9,232.3	62,301.7	(18,192.0)	604,343.6
3	Unallocated expenses								..
4	Share of profit from associates								10,737.7
5	Operating profit[1] (2) – (3) + (4)								615,081.3
6	Income tax expenses (net)/(net deferred tax credit)								154,276.2
7	Net profit[2] (5) – (6)								460,805.1
	Other information
8	Segment assets	7,193,136.2	4,824,561.0	6,340,548.0	893,056.2	2,987,952.9	1,508,283.1	(182,618.8)	23,564,918.6
9	Unallocated assets								75,711.7
10	Total assets (8) + (9)								23,640,630.3
11	Segment liabilities	10,198,454.9	4,565,715.3	3,815,846.8[3]	607,215.6[3]	2,989,997.0[3]	1,515,019.5[3]	(182,618.8)[3]	23,509,630.3
12	Unallocated liabilities								131,000.0
13	Total capital and liabilities (11) + (12)								23,640,630.3
14	Capital expenditure	19,984.4	7,806.3	1,390.0	598.4	3,128.9	3,669.0	..	36,577.0
15	Depreciation	10,978.1	4,596.4	788.2	444.8	1,129.0	1,432.0	(16.4)	19,352.1

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

4.	The results of reported segments for the year ended March 31, 2024 are not comparable with that of reported segments for the year ended March 31, 2023 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth the business segment results for the year ended March 31, 2023 prepared on the basis described in Schedule 18 note 10A.

								Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Total income	1,037,753.4	506,148.5	845,369.2	44,640.0	479,301.7	97,259.8	(1,148,684.6)	1,861,788.0
	External revenue	624,349.7	366,629.6	241,880.1	44,192.1	478,712.6	106,023.9	..	1,861,788.0
	Revenue from transfer pricing on external liabilities and other internal revenue	413,403.7	139,518.9	603,489.1	447.9	589.1	(8,764.1)	(1,148,684.6)	--
2	Segment results[1]	175,336.8	157,857.8	140,372.1	10,014.5	8,968.9	42,023.7	(15,509.2)	519,064.6
3	Unallocated expenses								`56,500.0
4	Share of profit from associates								9,982.9
5	Operating profit[1] (2) – (3) + (4)								472,547.5
6	Income tax expenses (net)/(net deferred tax credit)								117,934.4
7	Net profit[2] (5) – (6)								354,613.1
	Other information
8	Segment assets	6,039,593.7	4,328,743.5	5,129,405.0	836,960.5	2,556,899.0	711,348.4	(114,612.3)	19,488,337.8
9	Unallocated assets								96,567.2
10	Total assets (8) + (9)								19,584,905.0
11	Segment liabilities	8,913,545.4	3,472,764.9	3,344,275.6[3]	564,779.6[3]	2,558,472.0[3]	714,679.8[3]	(114,612.3)[3]	19,453,905.0
12	Unallocated liabilities								131,000.0
13	Total capital and liabilities (11) + (12)								19,584,905.0
14	Capital expenditure	11,682.9	5,251.8	610.6	455.2	1,357.0	1,884.8	..	21,242.3
15	Depreciation	9,274.5	3,427.2	335.8	405.2	835.1	884.2	(16.4)	15,145.6

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

17.       Revenue from contracts with customers

The Group recognizes the revenue from contracts with customers primarily in the line item ‘commission, exchange and brokerage’ of ‘Schedule 14 - Other income’. The primary components of commission, exchange and brokerage are transaction banking fee, lending linked fee, fund management fee, commercial banking fee, securities brokerage income and third-party products distribution fee.

The transaction banking fee primarily includes card related fee such as interchange fee, joining fee and annual fee, income on ATM transactions, deposit accounts related transaction charges and charges for normal transaction banking services and fee on cash management services, commission on bank guarantees, letters of credit and bills discounting. The lending linked fee primarily includes loan processing fee and fee on foreclosure/prepayment of loans. The fund management fee includes the income earned by the Bank’s asset management subsidiary on mutual fund schemes and by the private equity fund management subsidiary on private equity funds. The brokerage income earned by the Bank’s securities broking subsidiary on securities transactions by its customers is included in the securities brokerage income. The third-party products distribution fee primarily includes income earned on distribution of products such as mutual funds, insurance products and bonds.

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2024 and March 31, 2023.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2024 is given below.

								Rupees in million
Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	87,607.1	27,779.2	..	2,202.4	..	55.1	(753.2)	116,890.6
2	Lending linked fee	25,325.3	14,033.5	..	1,118.4	7.0	2,174.8	(474.6)	42,184.4
3	Fund management fee	..	..	..	..	..	34,890.6	(0.6)	34,890.0
4	Securities brokerage income	..	..	..	..	..	18,774.2	(65.8)	18,708.4
5	Third-party products distribution fee	9,709.6	..	..	124.1	..	6,846.6	(5,086.7)	11,593.6
6	Others	762.0	2,604.1	5.4	658.8	..	8,676.8	(1,255.5)	11,451.7
	Total	123,404.0	44,416.8	5.4	4,103.7	7.0	71,418.1	(7,636.4)	235,718.7

1.	Out of the total revenue of Rs. 235,718.7 million, amount of revenue recognized point in time is Rs. 215,461.4 million and amount of revenue recognized over the period is Rs. 20,257.3 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2023 is given below.

								Rupees in million
Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	75,390.4	22,871.7	..	1,156.2	..	37.5	(632.5)	98,823.3
2	Lending linked fee	23,659.0	13,403.0	..	1,172.9	5.8	1,628.5	(253.8)	39,615.4
3	Fund management fee	..	..	..	..	..	27,550.4	(0.6)	27,549.8
4	Securities brokerage income	..	..	..	..	..	12,563.0	(6.8)	12,556.2
5	Third-party products distribution fee	9,390.9	..	..	0.4	..	6,532.1	(5,673.4)	10,250.0
6	Others	811.3	1,342.7	10.2	408.2	..	5,348.1	(230.5)	7,690.0
	Total	109,251.6	37,617.4	10.2	2,737.7	5.8	53,659.6	(6,797.6)	196,484.7

1.	Out of the total revenue of Rs. 196,484.7 million, amount of revenue recognized point in time is Rs. 177,416.7 million and amount of revenue recognized over the period is Rs. 19,068.0 million

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2022 is given below.

								Rupees in million
Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	59,375.0	19,482.6	..	799.6	..	23.5	(783.1)	78,897.6
2	Lending linked fee	20,290.7	11,551.6	..	540.6	..	932.0	(274.8)	33,040.1
3	Fund management fee	..	..	..	18.1	..	24,634.3	(0.5)	24,651.9
4	Securities brokerage income	..	..	..	..	..	15,526.0	(6.8)	15,519.2
5	Third-party products distribution fee	11,166.9	..	..	0.6	..	5,740.8	(7,506.0)	9,402.3
6	Others	2,754.7	1,576.0	13.8	455.1	4.6	6,576.4	(7.8)	11,372.8
	Total	93,587.3	32,610.2	13.8	1,814.0	4.6	53,433.0	(8,579.0)	172,883.9

1.	Out of the total revenue of Rs. 172,883.9 million, amount of revenue recognized point in time is Rs. 154,800.3 million and amount of revenue recognized over the period is Rs. 18,083.6 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

18.       Employee Stock Option Scheme (ESOS)/ Employee Stock Unit Scheme (ESUS)

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2024.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	225,025,803	361.60	4.43	116,036.0
Add: Granted during the year	14,635,600	894.95
Less: Lapsed during the year, net of re-issuance	1,410,025	728.44
Less: Exercised during the year	39,519,912	296.27
Outstanding at the end of the year	198,731,466	411.26	3.81	135,542.5
Options exercisable	159,296,026	324.55	3.34	122,458.4

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2023.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining 5contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	237,197,999	310.82	5.12	99,501.6
Add: Granted during the year	25,793,500	747.92
Less: Lapsed during the year, net of re-issuance	3,921,340	568.36
Less: Exercised during the year	34,044,356	276.72
Outstanding at the end of the year	225,025,803	361.60	4.43	116,036.0
Options exercisable	172,938,533	289.69	4.03	101,611.0

The following table sets forth a summary of the Bank’s stock units outstanding at March 31, 2024.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	4,419,670	2.00
Less: Lapsed during the year, net of re-issuance	228,860	2.00
Less: Exercised during the year	..	..
Outstanding at the end of the year	4,190,810	2.00	6.24	4,573.4
Options exercisable	2,700	2.00	4.60	2.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Total fair value of options vested was Rs. 4,852.0 million for the year ended March 31, 2024, Rs. 4,630.2 million for the year ended March 31, 2023 and Rs. 4,145.3 million for the year ended March 31, 2022. Total fair value of units vested was Rs. 2.4 million for the year ended March 31, 2024.

Total aggregate intrinsic value of options exercised was Rs. 26,462.2 million for the year ended March 31, 2024, Rs. 19,325.5 million for the year ended March 31, 2023 and Rs 15,094.0 million for the year ended March 31, 2022.

The total compensation cost of options related to non-vested awards not yet recognized at March 31, 2024 and March 31, 2023 was Rs. 3,238.3 million and Rs. 4,062.2 million respectively and the weighted-average period over which it is expected to be recognized was 1.42 years and 1.51 years respectively.

The total compensation cost of units related to non-vested awards not yet recognized at March 31, 2024 was Rs. 1,462.1 million and the weighted-average period over which it is expected to be recognized was 1.59 years.

The following table sets forth a summary of stock options exercisable at March 31, 2024.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	4,012,005	161.88	1.25	3,736.9
200-399	115,605,713	267.72	3.54	95,442.1
400-599	33,285,234	460.23	2.73	21,071.8
600-799	6,371,084	747.64	4.07	2,202.2
800-999	21,990	849.11	4.57	5.4

The following table sets forth a summary of stock options exercisable at March 31, 2023.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	7,202,993	160.84	1.85	5,160.3
200-399	133,303,238	261.30	4.30	82,108.7
400-599	32,398,912	434.71	3.41	14,337.8
600-799	29,190	742.88	4.60	3.9
800-999	4,200	810.25	4.81	0.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2024.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2023	52,087,270	237.58
Add: Granted during the year	14,635,600	340.59
Less: Vested during the year	25,931,860	187.11
Less: Forfeited during the year	1,355,570	299.92
Unvested at March 31, 2024	39,435,440	306.85

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2023.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2022	60,027,260	172.61
Add: Granted during the year.	25,793,500	291.15
Less: Vested during the year.	29,953,785	154.58
Less: Forfeited during the year	3,779,705	229.14
Unvested at March 31, 2023	52,087,270	237.58

The following table sets forth a summary of the Bank’s unvested stock units outstanding at March 31, 2024.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2023	..	..
Add: Granted during the year	4,419,670	879.43
Less: Vested during the year	2,700	879.43
Less: Forfeited during the year	228,860	879.43
Unvested at March 31, 2024	4,188,110	879.43

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2024	2023	2022
Risk-free interest rate	6.88% to 7.32%	5.99% to 7.37%	5.34% to 6.53%
Expected term	3.23 years to 5.23 years	3.23 years to 5.23 years	3.55 years to 5.55 years
Expected volatility	24.78% to 37.41%	34.79% to 38.98%	35.38% to 39.41%
Expected dividend yield	0.56% to 0.85%	0.27% to 0.72%	0.18% to 0.30%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of units.

Year ended March 31,
2024
Risk-free interest rate	6.82% to 6.94%
Expected term	1.58 years to 3.58 years
Expected volatility	23.63% to 36.56%
Expected dividend yield	0.56%

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant.

The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is generally estimated based on the historical exercise pattern of the Bank.

Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank’s publicly traded equity shares.

Expected dividends during the estimated expected term of the option/units are based on recent dividend activity.

19.       Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Interest income	1,595,159.2	1,210,668.1	954,068.7
Interest expense	741,081.6	505,433.9	411,666.7
Net interest income	854,077.6	705,234.2	542,402.0
Provision for loan losses & others	30,074.5	55,482.3	84,354.2
Provision for depreciation on investments	7,049.6	13,917.0	5,412.3
Net interest income after provision for loan losses and investments	816,953.5	635,834.9	452,635.5
Non-interest income	765,218.0	651,119.9	621,294.5
Non-interest expense	977,827.9	824,390.2	731,517.3
Income before income tax expense, minority interest and share of profit in associates	604,343.6	462,564.6	342,412.7
Income tax expense	154,276.2	117,934.4	84,574.4
Income before minority interest and share of profit in associates	450,067.4	344,630.2	257,838.3
Add: Share of profit in associates	10,737.7	9,982.9	7,544.3
Net profit for the year before minority interest	460,805.1	354,613.1	265,382.6
Less: Minority interest	18,241.4	14,246.7	14,281.6
Net income	442,563.7	340,366.4	251,101.0

	Year ended March 31,
	2024	2023	2022
Earnings per equity share: (Rs.)
Basic	63.19	48.86	36.21
Diluted	61.96	47.84	35.44
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	7,004	6,966	6,934
Diluted	7,132	7,105	7,076

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
	At March 31,
	2024	2023
Assets
Cash and cash equivalents	1,627,689.0	1,364,564.9
Investments[1,2]	8,271,625.1	6,395,519.7
Loans, net[1,2]	12,607,762.0	10,838,663.2
Property, plant and equipment	132,394.0	109,261.2
Goodwill	24,741.6	1,013.3
Deferred tax asset (net)	63,115.8	76,194.4
Interest accrued, outstanding fees and other income	219,934.8	161,497.2
Assets held for sale	8.8	428.8
Other assets	693,359.2	637,762.3
Total assets	23,640,630.3	19,584,905.0

Liabilities
Interest-bearing deposits	12,448,353.8	10,450,599.7
Non-interest bearing deposits	1,987,445.7	1,657,721.8
Short-term borrowings and trading liabilities	757,731.8	578,221.6
Long-term debt	1,316,548.2	1,312,396.5
Other liabilities	4,430,228.2	3,374,119.9
Total liabilities	20,940,307.7	17,373,059.5

Minority interest	138,884.2	66,867.5
Stockholders’ equity	2,561,438.4	2,144,978.0
Total liabilities and stockholders’ equity	23,640,630.3	19,584,905.0

1.	Includes investments and loans amounting to Rs. 290,271.3 million (March 31, 2023: Rs. 261,206.3 million) pledged as security towards short-term borrowings amounting to Rs. 286,293.8 million (March 31, 2023: Rs. 258,992.9 million).

2.	Includes investments and loans amounting to Rs. 273,274.7 million (March 31, 2023: Rs. 246,812.5 million) pledged as security towards long-term borrowings amounting to Rs. 266,868.8 million (March 31, 2023: Rs. 239,969.1 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

				Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2023	13,967.8	7,608.8	507,229.5	797,727.0	818,444.9
Proceeds from issue of share capital	79.0	..	12,206.1	..	..
Additions during the year	..	7,028.4[3]	0.8[4]	249,252.8[5]	149,601.6[6]
Deductions during the year	..	(584.0)[7]	..	(144.3)	(980.1)[8]
Balance at March 31, 2024	14,046.8	14,053.2	519,436.4	1,046,835.5	967,066.4

1.	Includes revenue and other reserves, unrealized investment reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents cost of employee stock options/units recognized during the year.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Includes Rs. 4,308.9 million towards addition in fair value change account of insurance subsidiaries.

6.	Includes transfer of accumulated translation loss of Rs. 3,396.6 million related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.

7.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

8.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

				Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2022	13,899.7	2,664.1	497,645.1	597,585.8	708,730.2
Proceeds from issue of share capital	68.1	..	9,576.3	..	..
Additions during the year	..	5,172.4	8.1[3]	200,197.1[4]	111,920.8
Deductions during the year	..	(227.7)[5]	..	(55.9)	(2,206.1)[6]
Balance at March 31, 2023	13,967.8	7,608.8	507,229.5	797,727.0	818,444.9

1.	Includes revenue and other reserves, unrealized investment reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 1,482.1 million towards addition in fair value change account of ICICI Prudential Life Insurance Company Limited.

5.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

6.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and, revaluation surplus on premises sold. . Also includes the amount of loss on revaluation of certain assets which were held for sale.

				Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2021	13,834.1	31.0	489,694.7	456,597.0	615,718.2
Proceeds from issue of share capital	65.6	..	7,923.3	..	..
Additions during the year	..	2,642.2	27.1[3]	144,130.1	95,590.6
Deductions during the year	..	(9.1)[4]	..	(3,141.3)[5]	(2,578.6)[6]
Balance at March 31, 2022	13,899.7	2,664.1	497,645.1	597,585.8	708,730.2
1.	Includes revenue and other reserves, unrealized investment reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

5.	Includes Rs. 2,471.4 million towards reduction in fair value change account of ICICI Prudential Life Insurance Company Limited.

6.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and, revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

			Rupees in million
	March 31, 2024	March 31, 2023	March 31, 2022
Balance at the beginning of the year	656,386.8	508,988.5	385,155.9
Additions during the year	442,563.7	340,366.4	251,101.0
Dividend	(55,986.0)	(34,794.5)	(13,852.3)
Deductions during the year[1]	(144,706.7)	(158,173.6)	(113,416.1)[2]
Balance at the end of the year	898,257.8	656,386.8	508,988.5
1.	Includes appropriations/transfers to other reserves.

2.	Also includes reduction due to discontinuation of ICICI Lombard General Insurance Company from consolidation during the fiscal 2022.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Conversions of loans to investments	3,912.2	7,003.4	204.3
Interest paid	735,486.2	499,568.0	408,972.7
Interest and dividend received	1,537,708.7	1,167,957.4	956,304.8

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

			Rupees in million
	At March 31, 2024		At March 31, 2023
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Financial assets
Cash and balances with Reserve Bank of India	899,430.2	899,430.2	686,489.4	686,489.4
Balances with banks and money at call and short notice	728,258.8	728,258.8	678,075.5	678,075.5
Investments	8,271,625.0	8,363,106.1	6,395,519.7	6,636,987.2
Advances	12,607,762.0	12,659,954.1	10,838,663.2	10,919,209.8
Other assets	879,686.9	879,686.9	760,213.7	760,213.7
Total	23,386,762.9	23,530,436.1	19,358,961.5	19,680,975.6
Financial liabilities
Interest-bearing deposits	12,447,597.9	12,496,120.8	10,450,594.5	10,457,726.0
Non-interest-bearing deposits	1,988,201.6	1,988,201.6	1,657,727.0	1,657,727.0
Borrowings	2,074,280.0	2,052,397.9	1,890,618.1	1,863,193.1
Other liabilities and provisions	1,296,956.8	1,296,956.8	683,368.0	683,368.0
Total	17,807,036.3	17,833,677.1	14,682,307.6	14,662,014.1

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

1.    Net income reconciliation

		Rupees in million
	Note	Year ended March 31,
		2024	2023	2022
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		442,563.7	340,366.4	251,101.0

Adjustments on account of:

Allowance for credit losses	(a)	(53,217.1)	15,616.7	22,853.5

Business combinations	(b)	140,326.1	177.6	(634.9)

Consolidation	(c)	20,829.1	(123,486.7)	248,275.4

Valuation of debt and equity securities	(d)	33,270.6	(138.0)	10,930.7

Amortization of fees and costs	(e)	5,306.0	6,525.7	3,925.8

Accounting for derivatives	(f)	(1,107.2)	(825.7)	53.9

Accounting for compensation costs	(g)	(684.2)	(1,246.8)	(2,270.6)

Accounting for securitization	(h)	325.9	(24.0)	(532.5)

Income tax benefit/(expense)	(i)	18,278.4	10,893.6	(21,701.9)

Others	(j)	7,872.2	2,134.9	(207.8)

Total impact of all adjustments		171,199.8	(90,372.7)	260,691.6

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		613,763.5	249,993.7	511,792.6
Net income as per U.S. GAAP attributable to non-controlling interests[1]		15,114.5	10,224.3	13,282.7
Total net income as per U.S. GAAP		628,878.0	260,218.0	525,075.3

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		63.19	48.86	36.21

U.S. GAAP (consolidated)		87.63	35.89	73.81

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		61.96	47.84	35.44

U.S. GAAP (consolidated)		85.89	35.17	72.41
1.	Profit attributable to minority interests as per Indian GAAP was Rs. 18,241.4 million (March 31, 2023: Rs. 14,246.7 million and March 31, 2022: Rs. 14,281.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.    Stockholders’ equity reconciliation

		Rupees in million
		At March 31,
	Note	2024	2023
Consolidated net worth as per Indian GAAP excluding minority interests[1]		2,561,438.3	2,144,977.9

Adjustments on account of:

Allowance for credit losses	(a)	(13,384.3)	38,841.3

Business combinations	(b)	391,984.8	29,951.6

Consolidation	(c)	55,158.7	218,840.2

Valuation of debt and equity securities	(d)	50,772.1	(22,407.9)

Amortization of fees and costs	(e)	45,918.4	39,518.2

Accounting for derivatives	(f)	(52.1)	1,055.1

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(855.3)	(1,290.4)

Income tax assets/(liabilities)	(i)	20,560.4	31,921.9

Others	(j)	(1,640.0)	(8,331.5)

Total impact of all adjustments		548,462.7	328,098.5

ICICI Bank stockholders’ equity as per U.S. GAAP		3,109,901.0	2,473,076.4
Non-controlling interests[1]		422,442.7	18,836.5
Total equity as per U.S. GAAP		3,532,343.7	2,491,912.9

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 138,884.2 million (March 31, 2023: Rs. 66,867.5 million).

a)	Allowance for credit losses

The differences in the credit losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Expected credit losses on commercial loans based on individual assessment, which do not share similar risk characteristics with other loans under U.S. GAAP as compared to provisions based on graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by the Reserve Bank of India guidelines under Indian GAAP for the Bank.

ii.	Expected credit losses on the loans sharing similar risk characteristics under U.S. GAAP as compared to prescriptive/graded provisioning, subject to minimum provisioning rate, as per the Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Expected credit losses on non-cancellable loan commitments, non-fund exposures and other financial assets under U.S. GAAP as compared to estimated provision on expected devolvement of guarantees on certain borrowers classified as non-performing under Indian GAAP for the Bank.

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

Under Indian GAAP, as per Reserve Bank of India guidelines, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. As per Reserve Bank of India guidelines, a provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three-year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be provided for. Provisions are generally made by the Bank on non-performing loans as per internal provisioning norms, subject to minimum provisioning requirements of Reserve Bank of India. In accordance with regulatory package announced by the Reserve Bank of India, consequent to outbreak of Covid-19 pandemic, the Bank extended the option of payment of moratorium on loans to its borrowers. The moratorium period, wherever granted, was excluded from the determination of number of days past-due for the purpose of asset classification as per the Reserve Bank of India guidelines.

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

Under Indian GAAP, accounts where the Bank had invoked/implemented strategic debt restructuring under the Reserve Bank of India guidelines were classified as non-performing. Under U.S. GAAP, the Bank opted for fair value option for accounting these loans at fair value through income statement under ASC Subtopic 825-10 “Financial Instruments”. See also– 22(b). Notes under U.S. GAAP – Fair value accounting of financial interests.

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

•	Small and micro enterprise sectors, which attract a provisioning requirement of 0.25%,

•	Advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively.

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

•	Farm credit to agriculture and home loan upto a certain amount which attract a provisioning requirement of 0.25%,

•	Advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively.

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

Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. The Bank has internal policies for charge-off of non-performing loans against loan loss allowances. Commercial loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement.

Small-balance homogenous loans are generally charged off against allowances after predefined periods of delinquency, as follows:

•	Mortgage loans: 3 years of continuous delinquency

•	Other consumer loans: 6 months of continuous delinquency

The same criteria are used for charge-off of impaired loans under U.S. GAAP.

The following table sets forth, for the periods indicated, the difference in aggregate expected credit losses between Indian GAAP and U.S. GAAP attributable to the above reconciling items.

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Differences due to expected credit losses on commercial loans evaluated on individual basis.	(12,392.8)	(12,894.4)	2,889.3
Differences due to expected credit losses on loans evaluated on collective basis	(39,472.4)	31,333.3	8,963.6
Differences due to expected credit losses on undrawn commitments, non-fund exposures and other financial assets	(1,351.9)	(2,822.2)	11,000.6
	(53,217.1)	15,616.7	22,835.5

During fiscal 2024, the Bank implemented the ASU 2022-02: Troubled debt restructurings and vintage disclosures. The Bank adopted the guidance on the recognition and measurement of troubled debt restructured loans under the modified retrospective approach. Adoption of these amendments resulted in a decrease in allowance for credit losses by Rs. 999.4 million, the impact of the same was directly taken in the reserves on April 1, 2023.

See note on 22 (f) Loans for detailed discussion on allowance for credit loss. See note on “Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 9 - Advances” for Indian GAAP balance sheet presentation.

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)	Accounting for intangible assets and goodwill; and

ii)	Acquisition of control in former equity affiliates

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

ICICI Lombard General Insurance Company Limited, a general insurance company, was established as a joint venture, which allowed substantive participating rights to a minority shareholder. Under U.S. GAAP, the Bank had been accounting for its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate. During fiscal 2018, the joint venture agreement was terminated, resulting in the Bank acquiring control in ICICI Lombard General Insurance Company Limited without transferring any additional consideration. Under U.S. GAAP, this transaction was accounted using acquisition method for business combination under “ASC Subtopic 805-10, Business Combination – Overall”. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets acquired from the fair value of equity interest held by the Bank and fair value of minority interest. Accordingly, goodwill of Rs. 142,896.9 million and intangibles of Rs. 15,553.0 million were recorded under U.S. GAAP. The goodwill was allocated to the General insurance segment of the Group. Under Indian GAAP, no specific accounting was required for termination of the above joint venture agreement. During fiscal 2022, the Bank’s holding in ICICI Lombard General Insurance Company Limited reduced below 50.0% and it ceased to be a subsidiary under ASC Topic 810-Consolidation. Accordingly, the goodwill and unamortized intangibles were de-recognized during fiscal 2022. Further, during fiscal 2024, the Bank re-acquired control in ICICI Lombard General Insurance Company Limited. Accordingly, the existing investments in ICICI Lombard General Insurance Company Limited were fair valued on the date of acquisition of control based on the closing market price of shares of ICICI Lombard General Insurance Company Limited. This resulted in a fair value gain amounting to Rs. 140,173.7 million which was recognized in the statement of net income. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets of ICICI Lombard General Insurance Company Limited from the fair value of equity interest held by the Bank and fair value of minority interest in ICICI Lombard General Insurance Company Limited. Accordingly, goodwill of Rs. 557,733.7 million and intangibles of Rs. 103,963.3 million were recorded under U.S. GAAP. The goodwill was allocated to the General insurance segment of the Group. The goodwill recognized is not available for amortization under tax laws. Further, during fiscal 2024, the Bank also acquired control in I-Process Services (India) Private Limited and has recognized a bargain purchase gain of Rs. 358.5 million.

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

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2024, 2023 and 2022.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Gain on acquisition of General insurance subsidiary	140,173.7	..	..
Gain on bargain purchase of other subsidiary	358.5	..	..
Amortization of intangibles	(307.6)	..	(704.1)
Others	101.5	177.6	69.2
Total difference in business combinations	140,326.1	177.6	(634.9)

c)	Consolidation

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

In accordance with the Scheme of Arrangement between ICICI Lombard General Insurance Company Limited (ICICI General) and Bharti AXA General Insurance Company Limited, as approved by Insurance Regulatory and Development Authority of India (with effect from September 8, 2021), assets and liabilities of Bharti AXA’s general insurance business vested with ICICI General on the Appointed Date of April 1, 2020. ICICI General issued two fully paid up equity shares to the shareholders of Bharti AXA for every 115 fully paid up equity shares. Subsequent to issuance of equity shares to Bharti AXA shareholders, the Bank’s shareholding in ICICI General reduced to below 50.0%. Accordingly, the Bank has accounted its investment in ICICI General as an associate under Accounting Standard – 23 – “Accounting for Investments in Associates” in consolidated financial statements with effect from April 1, 2021 under Indian GAAP. Under U.S. GAAP, ICICI General was consolidated on line-by-line basis till September 7, 2021, and was accounted as an affiliate with effect from September 8, 2021, the date of loss of control. Under Indian GAAP, the retained interest in ICICI General was accounted at carrying value. Under U.S. GAAP, the retained interest in the ICICI General was fair valued on the date of loss of control based on the closing quoted price of the common stock of ICICI General in the stock exchange. This resulted in a gain of Rs. 254,998.1 million on deconsolidation. On the date of deconsolidation, in accordance with the requirements of FASB ASC Topics 323 and 805, the Bank carried out a preliminary purchase price allocation of carrying value of investment in ICICI General. During fiscal 2022, given the complexity involved in the identification and measurement of the intangibles, the determination of final values of intangibles was underway and was planned to be completed within the permitted measurement period as per the aforementioned requirements. The determination of final values of intangibles was concluded during fiscal 2023 (within the prescribed timelines), accordingly, the Bank’s share in identified intangibles was valued at Rs. 14,982.6 million and Goodwill amounted at Rs. 288,806.9 million. During fiscal 2023, considering the significant and continuous decline in market price of equity shares of ICICI General, the Bank has recognized an

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

impairment loss of Rs. 122,012.3 million. Further, during fiscal 2024, the Bank re-acquired control in ICICI Lombard General Insurance Company Limited.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Profit/(loss) as per U.S. GAAP for life insurance subsidiary	43,530.5	11,412.9	(1,758.2)
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	8,506.7	8,134.9	7,592.0
Net reconciliation difference for life insurance subsidiary[1]	35,023.8	3,278.0	(9,350.2)
Profit/(loss) from life insurance subsidiary attributable to the Group[2]	17,965.5	1,700.2	(4,780.5)
Profit on deconsolidation of former general insurance subsidiary	..	..	254,998.1[3]
Profit/(loss) from equity affiliates and majority owned subsidiaries	2,869.5[4]	(3,179.4)[4]	(1,932.8)[4]
Impairment loss on investment in equity affiliate	..	(122,012.3)	..
Profit/(loss) on consolidation of variable interest entities and special purpose entities	(5.9)	4.8	(9.3)
Total differences in consolidation	20,829.1	(123,486.7)	248,275.4
1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance entities.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

3.	Represents gain on fair valuation of retained investment in General insurance affiliate.

4.	Represents the Group’s share in difference in profit/(loss) between Indian GAAP and U.S. GAAP for General insurance affiliate and amortization of intangibles. See also- 22. Notes under U.S. GAAP – Insurance entities.

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

Under Indian GAAP, the unrealized losses at category level under held for trading and available for sale securities are taken to profit and loss account, and unrealized gains are ignored. Under U.S. GAAP, unrealized gains or losses on trading debt securities are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in Other Comprehensive Income under stockholders’ equity except for the unrealized losses on securities identified as impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities are recognized in profit and loss account. Under Indian GAAP, the investments are initially measured at transaction cost, while under U.S. GAAP investments are initially measured at fair value.

Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account. Under U.S. GAAP, the impact of currency revaluation on non-hedged ‘available for sale’ debt securities denominated in foreign currency is taken to Other Comprehensive Income.

Under Indian GAAP, premium over the face value of fixed rate and floating rate debt securities under held to maturity and government securities held under available for sale category is amortized over the remaining period to maturity on an constant yield basis and straight line basis respectively.. Under U.S. GAAP, premium/discount on the face value of fixed rate and floating rate debt securities I s amortized/accrued over the remaining period to maturity on an effective interest rate basis and straight line basis respectively.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Impact of differences in mark-to-market accounting for investment securities	24,088.3	7,917.9	9,323.9
Impairment allowance on AFS securities under U.S. GAAP	(5,053.0)	(2,291.6)	(2,114.9)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income	(436.6)	(549.5)	176.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
under U.S. GAAP
Impact of fair value accounting for financial interest in certain equity affiliates	12,105.3	(754.5)	5,156.8
Others[1]	2,566.6	(4,460.3)	(1,611.1)
Total	33,270.6	(138.0)	10,930.7
1.	The difference is primarily due to premium/discount amortization on debt securities and difference in gain on debt securities sold during the year, between Indian GAAP and U.S. GAAP. Under U.S. GAAP, available for sale debt securities include all securities classified as ‘held to maturity’ under Indian GAAP. First-In-First-Out method of accounting is applied on aggregate ‘available for sale’ securities under U.S. GAAP, resulting in difference in realized gain/(loss) on sale of securities between Indian GAAP and U.S. GAAP. This difference in realized gain/(loss) amounted to an additional loss of Rs. 1,572.9 million for fiscal 2024 (for fiscal 2023 a loss of Rs. 5,104.8 million, for fiscal 2022, a loss of Rs. 3,637.2 million)

See note on “Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 8 - Investments” for Indian GAAP balance sheet presentation.

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

Under Indian GAAP, acquisition costs for new and renewal of insurance contracts in general insurance subsidiary are charged as expense to the revenue account in the year in which these are incurred, whereas under U.S. GAAP, the same are capitalized and are amortized over the related policy period.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Loan origination fees and costs	5,803.9	5,382.0	6,425.0
Retirement benefit costs	(1,097.3)	1,232.4	(2,021.2)
Reinsurance commission and deferred acquisition costs	654.7[2]	..	(319.7)[3]
Amortization of other costs	(55.3)	(88.7)	(158.3)
Total differences in amortization of fees and costs[1]	5,306.0	6,525.7	3,925.8
1.	Does not include any amount that is attributable to non-controlling interest holders.

2.	Represents difference in net income of General insurance subsidiary from the date of acquisition of control.

3.	Represents difference in net income of ICICI general upto till the date of deconsolidation.

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP, primarily due to higher direct loan origination costs on consumer loans incurred during these years reflecting growth in consumer loans.

While under Indian GAAP, actuarial gain or loss are recognized in profit and loss account, under U.S. GAAP, the actuarial gain/loss are recognized through other comprehensive income and thereafter amortized through profit and loss account. The actuarial gain for fiscal 2024 recognized through other comprehensive income were higher as compared to amortization of actuarial gains and losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP in fiscal 2024 as compared to Indian GAAP. The actuarial loss for fiscal 2023 recognized through other comprehensive income were higher as compared to amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2023 as compared to Indian GAAP. During fiscal 2022, there was higher amortization of actuarial losses from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP as compared to Indian GAAP.

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

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, till fiscal 2021, the Group followed the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost was measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. In fiscal 2022, Reserve Bank of India, issued a clarification advising banks to recognize fair value of share-linked instruments granted subsequent to March 31, 2021 in income statement. Accordingly, from fiscal 2022 onwards, the Bank has started recognizing the fair value of stock options and units granted subsequent to March 31, 2021 in profit and loss account. The Group has not recognized an income tax benefit on employee stock options related compensation cost.

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

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates, subject to limited exceptions under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates.

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

Under Indian GAAP, no deferred tax asset is recognized on land, which is not depreciable for income tax purposes. Under U.S. GAAP, a deferred tax asset is recognized for the temporary difference related to such assets including consideration of the indexation benefit available under tax laws.

Deferred tax assets and liabilities are recognized for the income tax impact of the non-tax adjustments that result from the application of U.S. GAAP.

The following table sets forth, for the periods indicated, the components of the adjustments to income tax (expense)/benefit in the net income reconciliation.

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Deferred tax on temporary differences related to subsidiaries, branches and affiliates[1,2]	(10,739.1)	(2,139.4)	9,340.1
Deferred tax on unabsorbed depreciation or carried forward losses	1,237.8	(2,007.0)	2,168.3
Deferred tax on Special Reserve	7,793.9	6,580.8	3,669.5
Deferred tax on temporary difference on property and equipment	13.3	(117.4)	48.4
Income tax impact of non-tax U.S. GAAP adjustments	19,972.5	8,576.6	(36,928.2)
Total differences in income taxes benefit/(expense)	18,278.4	10,893.6	(21,701.9)

1.	During fiscal 2024, the tax effects of temporary differences related to investments in ICICI General were reversed, as ICICI General ceased to be an associate and became a subsidiary and U.S GAAP prohibits the recognition of a deferred tax asset for investments in subsidiaries for which the temporary difference isn’t apparent to reverse in the foreseeable future.

2.	For the year ended March 31, 2022, tax effect of Rs. 8,247.7 million was recognized for the existing deductible temporary difference for the Bank’s investment in ICICI General as it ceased to be a subsidiary and became an affiliate.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

At March 31, 2024, the stockholders’ equity was lower by Rs. 20,560.4 million (March 31, 2023: higher by Rs. 31,921.9 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs. 16,662.9 million (March 31, 2023: Rs. 31,987.1 million) was due to deferred tax on temporary differences related to branches and affiliates, Rs. (148.0) million (March 31, 2023: Rs. 615.1 million) was due to deferred taxes not being recognized under U.S. GAAP related to foreign currency translation reserves pertaining to overseas branches, Rs. 2,651.6 million (March 31, 2023: Rs. 1,413.8 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 44,659.0 million (March 31, 2023: Rs. 36,865.1 million) was due to deferred tax on Special Reserve, Rs. 513.5 million (March 31, 2023: Rs. 500.2 million) was due to deferred tax on temporary difference on property and equipment and Rs. (43,778.6) million (March 31, 2023: Rs. (39,459.3) million) was due to the income tax impact of non-tax U.S. GAAP adjustments.

See note on “Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax” for Indian GAAP presentation.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 31,112.7 million at March 31, 2024 (March 31, 2023: Rs. 30,918.4 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 812.5 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2024 (Rs. 755.2 million for the year ended March 31, 2023 and Rs. 703.1 million for the year ended March 31, 2022).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. There was a higher profit of Rs. 7,095.1 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2024 (higher profit of Rs. 1,216.2 million for the year ended March 31, 2023 and lower profit of Rs. 1,476.8 million for the year ended March 31, 2022).

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated variable interest entities in which the Group holds significant variable interests.

		Rupees in million
Particulars	Year ended March 31, 2024	Year ended March 31, 2023
Mortgaged backed securitizations (funded)
Significant investment in unconsolidated variable interest entities	..	..
Investment in consolidated variable interest entities	1,425.8	1,425.8
Total investment in variable interest entity assets (gross assets)	1,425.8	1,425.8

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

		Rupees in million
Particulars	At March 31, 2024	At March 31, 2023
Investments	199.9	228.8
Loans	1,788.3	1,537.8
Total assets	1,988.1	1,766.6
Borrowings	273.3	334.0
Total liabilities	273.3	334.0

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 186,345.5 million at March 31, 2024 (March 31, 2023: Rs. 98,737.3 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these variable interest entities, nor was the Bank involved in the design of these variable interest entities. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

The following table, for the periods indicated, provides details of fair value accounting of financial interests.

		Rupees in million
Particulars	At March 31, 2024	At March 31, 2023
Carrying value of loans and guarantees[1]	17,654.0	19,203.6
Fair value of loans and guarantees	11,795.1	6,973.2
Of which, fair value of loans outstanding for more than 90-days past due	722.1	6,304.2
Fair value loss on loans and guarantees	5,858.9	12,230.4
Of which, fair value loss on loans outstanding for more than 90-days due	4,408.5	10,912.1
Fair value loss on investment in these financial interests	12,967.0	6,627.2
1.	The Bank has not recognized interest separately on these loans.

The Group’s shareholding in these entities at March 31, 2024 is as below:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Sr. No.	Name of the entity	Ownership interest
1.	Usher Agro Limited	10.88%
2.	Gammon India Limited	10.63%
3.	Jaiprakash Power Ventures Limited	10.13%
4.	Unimark Remedies Limited	9.72%
5.	GOL Offshore Limited	9.11%
6.	Ballarpur Industries Limited	8.99%
7.	IVRCL Limited	7.98%
8.	Coastal Projects Limited	7.79%
9.	GTL Infrastructure Limited	3.81%
10.	Pratibha Industries Limited	3.01%
11.	Adhunik Power and Natural Resources Limited	1.77%
12.	Aster Private Limited	1.77%
13.	Patel Engineering Limited	0.98%
14.	Diamond Power Infrastructure Limited	-
15.	Vishwa Infrastructure and Services Private Limited	-

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2024	At March 31, 2023
Government securities	525,348.3	287,473.6
Corporate debt securities	154,189.0	36,394.4
Other debt securities	168,983.3	76,524.7
Total	848,520.6	400,392.7

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2023
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	451,006.4	5,395.9	(1,620.2)	454,782.1
Government securities	3,814,979.1	26,591.7	(13,688.5)	3,827,882.3
Other debt securities	206,306.4	4,763.4	(351.2)	210,718.6
Total debt securities	4,472,291.9	36,751.0	(15,659.9)	4,493,383.0
Other securities	..	..	..	..
Total	4,472,291.9	36,751.0	(15,659.9)	4,493,383.0

1.	At March 31, 2024, ICICI Lombard General Insurance Company Limited being a subsidiary was consolidated on a line-by-line basis.

Rupees in million

	At March 31, 2023
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	254,220.6	1,499.6	(1,605.3)	254,114.9
Government securities	3,075,622.4	8,569.5	(28,659.8)	3,055,532.2
Other debt securities	129,371.2	1,272.7	(799.4)	129,844.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

 Rupees in million

	At March 31, 2023
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Total debt securities	3,459,214.2	11,341.8	(31,064.5)	3,439,491.6
Other securities	..	..	..	..
Total	3,459,214.2	11,341.8	(31,064.5)	3,439,491.6

The fair value of the Group’s investment in equity securities based on readily determinable fair value at March 31, 2024 was Rs. 151,708.7 million (at March 31, 2023: Rs. 53,533.0 million) primarily due to line-by-line consolidation of ICICI Lombard General Insurance Company Limited at March 31, 2024 and fair value of observable orderly transactions at March 31, 2024 was Rs.10,465.7 million (at March 31, 2023: Rs. 8,047.9 million). The Group recorded a gain of Rs. 4,045.9 million on securities fair valued based on observable price in orderly transactions during fiscal 2024 (fiscal 2023: gain of Rs. 1,897.7 million).

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs.57.1 million at March 31, 2024 and Rs. 54.3 million at March 31, 2023. Non-readily marketable securities primarily represent investments in affiliates and securities acquired as a part of project financing activities, investment in start-up entities or conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 125,451.7 million at March 31, 2024 and Rs. 316,003.5 million at March 31, 2023. Of these, the carrying value of equity securities carried at cost less impairment was Nil at March 31, 2024 and Rs. 202,368.7 million at March 31, 2023 after recognizing Rs. 122,037.3 million impairment charge during fiscal 2023, which was primarily towards investments in ICICI General. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 12,967.0 million at March 31, 2024 and Rs. 5,634.4 million at March 31, 2023 under ASC Subtopic 825-10 “Financial Instruments”.

d)	Fair value measurements

The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, certificate of deposits, commercial papers, futures and forex spots. The Bank’s Canadian subsidiary has investments in bankers’ acceptances which are valued based on the quoted prices. During Fiscal 2024, the Bank has updated its policy on levelling for the purpose of fair value hierarchy. To this extent, the fair value hierarchy at March 31, 2024 is not comparable with the fair value hierarchy at March 31, 2023.

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

The following table sets forth the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2024 and the level of inputs used to measure those products.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	112,750.5	..	12,001.1	124,751.6
Government debt securities	3,631,749.0	721,481.6	..	4,353,230.6
Corporate debt securities	416,148.8	190,261.5	3,554.3	609,964.6
Mortgage and other asset backed securities	..	..	192,871.3	192,871.3
Funded Credit Derivatives	185.0	..	..	185.0
Others[1]	117,194.8	99,693.2	1,757.3	218,645.3
Sub-total	4,278,028.1	1,011,436.3	210,184.0	5,499,648.4
Security receipts[2]				..
Venture fund units[2]				17,453.9
Total investments				5,517,102.3
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	93,191.9	3,167.3	96,359.2
Currency derivatives (including foreign exchange derivatives)[4]	807.5	52,915.6	..	53,723.1
Equity derivatives	7.5	..	..	7.5
Total positive mark-to-market	815.0	146,107.5	3,167.3	150,089.8
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(92,556.2)	(657.0)	(93,213.2)
Currency derivatives (including foreign exchange derivatives)[4]	(261.1)	(74,883.9)	..	(75,145.0)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(261.1)	(167,440.1)	(657.0)	(168,358.2)
Borrowings
Bonds	..	(360,136.8)	..	(360,136.8)
Total borrowings	..	(360,136.8)	..	(360,136.8)
Loans
Loans	..	..	11,795.1	11,795.1
Total loans	..	..	11,795.1	11,795.1

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy as per ASC Subtopic 820-10-35-54B.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	At March 31, 2024, ICICI Lombard General Insurance Company Limited being a subsidiary was consolidated on a line-by-line basis.

6.	During Fiscal 2024, the Bank has updated its policy on levelling for the purpose of fair value hierarchy. To this extent, the fair value hierarchy at March 31, 2024 is not comparable with the fair value hierarchy at March 31, 2023.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2023 and the level of inputs used to measure those products.

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	26,648.7	90.5	7,921.3	34,660.5
Government debt securities	672,451.5	2,670,554.2	..	3,343,005.7
Corporate debt securities	88,804.1	200,584.0	2,048.4	291,436.5
Mortgage and other asset backed securities	..	..	101,578.7	101,578.7
Others[1]	43,725.9	81,487.2	217.5	125,430.6
Sub-total	831,630.2	2,952,715.9	111,765.9	3,896,112.0
Security receipts[2]				..
Venture fund units[2]				11,041.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Total investments				3,907,153.9
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	96,600.2	4,521.1	101,121.3
Currency derivatives (including foreign exchange derivatives)[4]	2,147.5	62,323.4	..	64,470.9
Equity derivatives	4.3	..	..	4.3
Total positive mark-to-market	2,151.8	158,923.6	4,521.1	165,596.5
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(96,240.5)	(917.8)	(97,158.3)
Currency derivatives (including foreign exchange derivatives)[4]	(429.9)	(78,259.3)	..	(78,689.2)
Equity derivatives	(1.1)	..	..	(1.1)
Total negative mark-to-market	(431.0)	(174,499.8)	(917.8)	(175,848.6)
Borrowings
Bonds	..	(335,829.9)	..	(335,829.9)
Total borrowings	..	(335,829.9)	..	(335,829.9)
Loans
Loans	..	..	6,973.2	6,973.2
Total loans	..	..	6,973.2	6,973.2

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

Transfers in/out of Level 3 of the fair value hierarchy

Equity shares of Rs. 69.8 million were transferred from Level 1 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2024 as compared to valuation based on unadjusted quoted prices at March 31, 2023.

Equity shares of Rs. 49.8 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2024 as compared to unadjusted quoted price at March 31, 2023.

Equity shares of Rs. 13.0 million were transferred from Level 3 to Cost as the valuation of these securities was based on cost based valuation at March 31, 2024 as compared to prices from prior transactions or third-party pricing information without adjustment at March 31, 2023.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Equity shares of Rs. 726.2 million were transferred from Level 3 to Level 1 as the valuation of these securities was based on unadjusted quoted prices at March 31, 2024 as compared to prices from prior transactions or third-party pricing information without adjustment at March 31, 2023.

Equity shares of Rs. 1,450.5 million were transferred from Cost to Level 3 as the valuation of these securities was based on prices from prior transactions or third-party pricing information without adjustment at March 31, 2024 as compared to cost based valuation at March 31, 2023.

Corporate Debt securities of Rs. 882.9 million were transferred from Level 2 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2024.

Preference Shares of Rs. 432.2 million were transferred from cost to Level 3 as the valuation of these securities was based on prices from prior transactions or third-party pricing information without adjustment at March 31, 2024 as compared to cost based valuation at March 31, 2023.

Derivatives of Rs. 0.1 million were transferred from Level 3 to Level 2 as the valuation of these derivatives was based on valuation models at March 31, 2024 as compared to Counterparty quote based valuation at March 31, 2023.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2024.

						Rupees in million
Description	Investments					Loans
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total
Beginning balance at April 1, 2023	7,921.4	2,048.4	101,578.7	217.5	111,766.0	6,973.2
Total gains or losses (realized/unrealized)	..	..	..	..	..	..
-Translation adjustment	41.1	..	28.0	(2.4)	66.7	..
-Included in earnings	3,278.0	319.8	101.9	495.6	4,195.3	6,270.6
-Included in Other Comprehensive Income	10.8	1,038.1	4,003.4	0.1	5,052.4	..
Purchases/additions	57.8	..	170,062.9	614.3	170,735.0	6.8
Sales	..	(72.1)	..	..	(72.1)	..
Issuances	..	..	502.1	..	502.1	..
Settlements	(138.9)	(662.8)	(83,405.7)	..	(84,207.4)	(1,455.5)
Transfers in Level 3	1,570.1	882.9	..	432.2	2,885.2	..
Transfers out of Level 3	(739.2)	..	..	..	(739.2)	..
Foreign currency translation adjustment	..	..	..	..	..	..
Ending balance at March 31, 2024	12,001.1	3,554.3	192,871.3	1,757.3	210,184.0	11,795.1
Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	3,278.0	264.9	100.2	495.6	4,138.7	5,416.1
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	10.8	1,080.8	3,980.8	-	5,072.4	..

1. Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2023.

						Rupees in million
Description	Investments					Loans
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total
Beginning balance at April 1, 2022	121.2	2,484.9	62,143.3	750.9	65,500.2	9,398.0
Total gains or losses (realized/unrealized)
-Included in earnings	374.7	(382.5)	51.3	293.0	336.5	(948.0)
-Included in Other Comprehensive Income	(35.2)	282.3	219.1	(355.0)	111.2	..
Purchases/additions	1,306.0	27.5	87,155.9	..	88,489.4	..
Sales	..	..	..	..	..	..
Issuances	..	..	797.9	..	797.9	..
Settlements	..	(363.8)	(48,798.9)	(656.4)	(49,819.1)	(1,476.8)
Transfers in Level 3	6,039.5	..	..	185.0	6,224.5	..
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	115.2	..	10.1	..	125.3	..
Ending balance at March 31, 2023	7,921.4	2,048.4	101,578.7	217.5	111,766.0	6,973.2

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	374.7	(513.3)	34.7	32.5	(71.4)	(948.0)
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(35.2)	301.1	528.8	..	794.7	..
1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2024.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2023	3,603.3	..	..	..	3,603.3
Total gains or losses(realized/unrealized)
-Translation adjustment
-Included in earnings	(778.0)	..	..	..	(778.0)
-Included in Other Comprehensive Income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	(315.1)	..	..	..	(315.1)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	0.1	..	..	..	0.1
Foreign currency translation adjustment	..	..	..	..	..
Reduction due to deconsolidation of entity	..	..	..	..	..
Ending balance at March 31, 2024	2,510.3				2,510.3

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,091.4)	..	..	..	(1,091.4)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2023.

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

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2024.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	11,795.1	Discounted cash flow	Discounting rate	%	14.03%	48.26%	23.86%
				Loss Severity	%	11.48%	100.00%	29.01%
2	Investment
2A	Mortgage and other asset backed securities - India linked	190,765.6	Discounted cash flow	Yield	%	7.68%	12.81%	8.21%
2B	Mortgage and other asset backed securities - Non India linked	2,105.7	Discounted cash flow	Yield	%	3.70%	5.53%	4.09%
2C	Corporate Debt securities	3,554.3	Discounted cash flow	Discounting rate	%	6.86%	16.00%	13.55%
				Loss Severity	%	0.00%	100.00%	68.32%
2D	Equity shares - Non India Linked	45.1	Comparable analysis	Listed price per share of the same issuer	USD	..	279.08	279.08
				Illiquidity and other discount	%	..	50.00%	50.00%
2E	Equity shares - India Linked	57.1	Net asset valuations	Net asset value	%	134.09%	331.47%	194.27%
3	Interest Rate derivatives - India linked	2,483.2	Discounted cash flow	Markdown for the discount rate	BPS	40.00	77.00	50.59
	Interest Rate derivatives – Non India linked	27.2	Counterparty quote based	-	-	-	-	-

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2023.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	6,973.2	Discounted cash flow	Discounting rate	%	44.08%	49.41%	47.15%
				Loss Severity	%	21.09%	100%	61.40%
2	Investment
2A	Mortgage and other asset backed securities - India linked	98,737.4	Discounted cash flow	Yield	%	7.43%	12.27%	8.34%
				Loss Severity	%	..	..	..
2B	Mortgage and other asset backed securities - Non India linked	2,841.3	Discounted cash flow	Yield	%	3.14%	4.90%	3.47%
2C	Corporate Debt securities	2,048.4	Discounted cash flow	Discounting rate	%	8.50%	16.00%	14.27%
				Loss Severity	%	..	100.00%	17.91%
2D	Equity shares - Non India Linked	36.6	Comparable analysis	Listed price per share of the same issuer	USD	..	225.46	225.46
				Illiquidity and other discount	%	..	50.00%	50.00%
2E	Equity shares - India Linked	54.3	Net asset valuations	Net asset value	%	132.97%	302.49%	184.66%
3	Interest Rate derivatives - India linked	3,524.7	Discounted cash flow marked down for illiquidity	Illiquidity discount	bps	40	77	52
	Swaptions - India linked	27.6	Discounted cash flow marked down for volatility	Volatility discount	bps	96	96	96
	Cap & Floors - India linked	(1.5)	Counterparty Quote	..	..	..	..	..
	Interest Rate derivatives – Non India linked	52.5	Counterparty quotes	..	..	..	..	..

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

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2024.

					Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	21,738.1	(143.2)	81,020.0	(1,477.0)	102,758.1	(1,620.2)
Government securities	229,769.1	(882.9)	683,420.7	(12,805.6)	913,189.8	(13,688.5)
Other debt securities	6,226.6	(7.8)	5,547.1	(343.3)	11,773.7	(351.1)
Total debt securities	257,733.8	(1,033.9)	769,987.8	(14,625.9)	1,027,721.6	(15,659.8)

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

The Group also holds certain debt investments with credit losses, which have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before an anticipated recovery in value other than credit losses, where the amount representing the credit losses is recognized in earnings and the amount of loss related to other factors is recognized in Other Comprehensive Income. The credit losses have been determined based on the difference of present value of expected future cash flows of the securities and the amortized cost basis of such securities. The Group bases its estimates of future cash flows on evaluation of the issuer’s overall financial condition, resources and payment record and the realizable value of any collateral, third-party guarantees or other credit enhancements.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2024:

			Rupees in million
	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	8,290.0	..	535.0	8,825.0
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	433.4	..	..	433.4
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	211.0	..	2.5	213.5
Write-off during the period	..	..	101.1	101.1
Recoveries during the period	455.5	..	69.3	524.8
Balance of the allowance for credit losses at the end of the period	7,612.1	..	367.1	7,979.2

The following table sets forth roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2023:

			Rupees in million
	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	7,881.6	..	596.8	8,478.4
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	597.1	..	0.9	598.0
Write-off during the period	..	..	15.3	15.3
Recoveries during the period.	188.7	..	47.4	236.1
Balance of the allowance for credit losses at the end of the period	8,290.0	..	535.0	8,825.0

At March 31, 2024, the Group holds cost method equity investments amounting to Rs. 125,451.7 million (March 31, 2023: Rs. 315,919.2 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

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

The geopolitical uncertainties and macroeconomic environment including the outlook on growth across the world may have an impact on the results of the Bank and the Group. The Group makes adjustments to appropriately address these economic circumstances over and above the model output by increasing the probability of default estimates based on management judgement.

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

During fiscal 2024, the Bank implemented the ASU 2022-02: Troubled debt restructurings and vintage disclosures, since classification of TDR loans have removed, the disclosures for recorded investments in restructured loans have not been made at March 31, 2024.

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

The following table sets forth the recorded investment in impaired loans at March 31, 2024.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	218,074.2	167,214.9	20,332.6	238,406.9
Consumer loans[2]	112,415.3	50,615.2	..	112,415.3
Total	330,489.5	217,830.1	20,332.6	350,822.2
1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

3.	During fiscal 2024, the Bank implemented the ASU 2022-02: Troubled debt restructurings and vintage disclosures, accordingly, the above table includes the total impaired loans of the Bank at March 31, 2024.

The following table sets forth the recorded investment in impaired loans at March 31, 2023.

			Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	116,108.4	87,381.2	8,139.3	124,247.7
Consumer loans[2]	60,429.1	29,677.8	..	60,429.1
Total	176,537.5	117,059.1	8,139.3	184,676.8
1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

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

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2024.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

			Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	159,433.0	..	..	159,433.0
Allowance for loan losses: collectively evaluated for impairment	53,561.0	274,186.9	..	327,747.9
Total allowance for loan losses	212,994.0	274,186.9	..	487,180.9
Recorded financing receivables
Individually evaluated for impairment	219,632.6	..	..	219,632.6
Collectively evaluated for impairment	4,863,244.9	7,672,968.1	34.3	12,536,247.4
Total recorded financing receivables	5,082,877.5	7,672,968.1	34.3	12,755,880.0
1.	During fiscal 2024, the Bank implemented the ASU 2022-02: Troubled debt restructurings and vintage disclosures, accordingly, the above table includes the total impaired loans of the Bank at March 31, 2024.

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2023.

			Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	78,406.5	..	..	78,406.5
Allowance for loan losses: collectively evaluated for impairment	51,045.8	205,792.1	..	256,837.9
Total allowance for loan losses	129,452.3	205,792.1	..	335,244.5
Recorded financing receivables
Individually evaluated for impairment	108,037.9	..	..	108,037.9
Collectively evaluated for impairment	4,288,123.3	6,392,677.9	50.1	10,680,851.2
Total recorded financing receivables	4,396,161.2	6,392,677.9	50.1	10,788,889.2

The following table sets forth allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2024:

	Rupees in million
Particulars	Fiscal 2024
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	5,520.3	27,893.6	33,414.0

Additions/(reductions) to allowances during the year	3,695.0	(16.3)	3,678.6
Allowances at the end of the fiscal	9,215.3	27,877.3	37,092.6

The following table sets forth allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2023:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
Particulars	Fiscal 2023
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal	3,258.3	28,198.7	31,456.9

Additions/(reductions) to allowances during the year	2,262.0	(305.1)	1,957.0
Allowances at the end of the fiscal	5,520.3	27,893.6	33,414.0

The following table sets forth allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2022:

	Rupees in million
Particulars	Fiscal 2022
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal	3,565.7	28,510.2	32,075.9
Add: Adjustment on transition to ASU Topic 2016-13
Allowance at April 1, 2020
Additions/(reductions) to allowances during the year	(307.5)	(311.5)	(619.0)
Allowances at the end of the fiscal	3,258.3	28,198.7	31,456.9

The following table sets forth loans with financial difficulty which were modified during the year ended March 31, 2024.

Rupees in million

Particulars		Modified Loans with financial difficulty involving following Modifications:
	Amortised cost at March 31, 2024	Reduction in interest rates	Extension of term of the loans	Both Interest rate reduction and term extension	% of total loans outstanding	Weighted average reduction in interest rates	Weighted average extension in term (in months)
Commercial loans	693.7	..	158.9	534.8	0.01%	7.15%	77
Consumer loans	1,105.3	..	1,091.8	13.5	0.01%	0.48%	8
Total	1,798.9	..	1,250.7	548.2	0.01%

1.     In addition to above the total principal forgiveness offered by the Group to its borrowers amounted to Rs. 11,932.7 million.

2.     Of the above loans modified during the year, commercial loans amounting to Rs. 549.9 million and consumer loans amounting to Rs. 97.9 million defaulted within the 12 months of modification. These defaulted commercial loans were offered both interest rate reduction and term extension and the defaulted consumer loans were offered the term extension at the time of modification.

The following table sets forth the past due status at March 31, 2024 of loans with financial difficulty which were modified during the year ended March 31, 2024.

 Rupees in million
Particulars	Current	Overdue for 31-60 days	Overdue for 61-90 days	Overdue for more than 90 days	Total
Commercial loans	137.0	..	20.7	535.9	693.6
Consumer loans	1,025.3	13.9	1.8	64.2	1,105.2
Total	1,162.3	13.9	22.5	600.1	1,798.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

During fiscal 2024, the Bank implemented the ASU 2022-02: Troubled debt restructurings and vintage disclosures, accordingly, the disclosures for recorded investments in restructured loans have not been made at March 31, 2024. The following table sets forth loans restructured during the year ended March 31, 2023.

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

The following table sets forth restructured loans at March 31, 2023, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

	Rupees in million
Particulars	Balances at March 31, 2023	Payment default during the year ended March 31, 2023[1]
Commercial loans	167,954.2	6,651.5
Consumer loans	56,104.6	7,755.0
Total	224,058.8	14,406.5

1.	Default is defined as 90 days past due.

Additionally, at March 31, 2024, the Bank has outstanding loans amounting to Rs. 16,615.5 million (March 31, 2023: Rs. 18,064.0 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) by the equity method of accounting.

ICICI Life

Implementation of ASU 2018-12: Targeted Improvements to the Accounting for Long-Duration Contracts (“LDTI”)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI Life implemented Targeted improvements to the accounting for Long-Duration contracts with a transition date of April 1, 2023 (the “Transition date”). The standard allowed for a transition method election for Future policy benefit liabilities and deferred acquisition cost as well as other balances using appropriate methods. The financial statement for fiscal 2024 reflects the adoption of LDTI as prescribed under ASC 944 (ASU 2018-12).

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

	Rupees in million
	At March 31,
Balance sheet	2024	2023
Cash and cash equivalents	56,783.2	57,856.5
Securities	1,195,441.0	964,814.0
Assets held to cover linked liabilities	1,648,424.0	1,440,580.6
Other assets	178,954.9	139,349.3
Total assets	3,079,603.1	2,602,600.4

Provision for linked liabilities	1,648,424.0	1,440,580.6
Other liabilities	1,211,385.8	1,062,924.1
Stockholders’ equity	219,793.3	99,095.7
Total liabilities and stockholders’ equity	3,079,603.1	2,602,600.4

Under the ‘carryover basis’ transition approach, ICICI Life was required to establish LDTI compliant future policy benefits liabilities, deferred acquisition cost and related balances for the Transition Date opening balance sheet by considering March 31, 2023 balances with certain adjustments as described below.

	Rupees in million
	Shareholders’ Accumulated other Comprehensive income/(loss) (a)	Retained earnings (b)	Shareholders’ Equity (a+b)	Other Liabilities
Balance as reported at March 31, 2023	38,707.2	60,388.5	99,095.7	1,062,924.1
Cumulative effect of adopting LDTI (ASU 2018-12)
- Net actuarial liabilities	50,983.7	50,553.0	101,536.8	(101,536.8)
-Other balance sheet reclassifications and adjustments	(11,077.6)	(8,531.8)	(19,609.4)	19,609.4
Balance as adjusted at April 1, 2023	78,613.3	102,409.7	181,023.1	980,996.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The Transition date impacts associated with the implementation of LDTI were applied as follows:

US GAAP Standard ASC 944-40-65 provides guidance related to LDTI transition. The standard allows that companies can apply the ‘carryover basis’ transition approach (i.e., start with the carrying value of various actuarial balances at the transition date as the starting point and calculate amortization thereon). It also provides the option to use a ‘retrospective’ transition approach.

ICICI Life used the carryover basis approach for determining US GAAP LDTI actuarial net liability balance as at the transition date of April 1, 2023, and then roll forward these balances from March 31, 2023 to March 31, 2024. The Bank accounted for its share in the transition adjustments of ICICI Life in the respective reserves.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP statements of operations of ICICI Life.

	Rupees in million
	Year ended March 31,
	2024	2023
Interest income	117,129.2	101,212.1
Interest expense	(995.7)	(1,014.2)
Net interest income	116,133.5	100,197.9
Insurance premium	432,356.4	399,327.8
Other non-interest income	369,251.3	(8,403.8)
Non-interest expense	(868,016.6)	(477,926.2)
Income tax (expense)/benefit	(6,194.1)	(1,782.8)
Income/(loss), net	43,530.5	11,412.9

The income increased to Rs. 43,530.5 million in fiscal 2024 from an income of Rs. 11,412.9 million in fiscal 2023, primarily due to difference in policyholders’ liabilities and unallocated policyholders’ surplus , net of amortization of deferred acquisition cost and marked-to-market gain on trading portfolio and equity securities.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2024 based on quoted market prices was Rs. 448,943.6 million (At March 31, 2023: Rs. 321,374.7 million).

h)	Insurance entities

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i)	Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Policyholders’ liability

Reserves under Indian GAAP are held as per the requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

total premiums, paid by policyholders). The discount rates used are set on a prudent basis, and are updated at every fiscal year end.

The liability under U.S. GAAP is measured as per the valuation guidance provided by the U.S. GAAP principles codified under the Account Standards Codification (ASC) developed by the Financial Account Standards Board (FASB). The total liability under U.S. GAAP consists of two parts, viz., policy liability (consisting of the liability for future policy benefits, unearned revenue liability, sales inducement liability) and deferred profit liability.

The liability for future policy benefits is computed as the present value of guaranteed benefits less the present value of net premiums that cover these benefits. The operating assumptions used are set on a best estimate basis and are updated at the end of each fiscal year. Such assumptions include mortality, morbidity, claims expenses, policy lapse and policy surrenders. The discount rate used for non-linked products represents the discount rates that were locked-in inception. The liability for future policy benefits is recalculated using the yields on upper medium grade fixed income corporate bond instruments and the difference in the liability is reflected in other comprehensive income. Deferred profit liability is held in accordance with ASC Topic 944-605-35 for the products for which the premium paying term is shorter than the policy term, to allow the emergence of the profits over the entire policy term. The deferred profit liability is calculated using the same assumptions as the liability for future policy benefits but is calculated only using locked-in discount rates.

For Unit-Linked contracts, the account value is held as liability. The excess of total allocation charges in each valuation period over the ultimate allocation charges is held as unearned revenue liability and are amortized over time, in line with the amortization of deferred acquisition costs. An additional sales inducement liability is held in respect of loyalty additions payable on such contracts, which accrues over time to fund any future loyalty additions. The sales inducement liability is accrued based on the current best estimate operating and economic assumptions.

Unallocated policyholders’ surplus

Participating policyholders are entitled to 90% of the surplus generated in the fund, which is given in the form of a bonus. Under Indian GAAP, based on the recommendation of the Appointed Actuary, 1/9th of the bonus declared is transferred to the shareholders and remaining surplus after the transfer is held back as Fund for future appropriation.

Under U.S. GAAP, 10% of the total surplus is transferred to shareholders and 90% is held back as unallocated policyholders’ surplus for participating policyholders.

Deferred acquisition cost

Under Indian GAAP, acquisition costs are charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the acquisition costs, which are related directly to the successful acquisition of new or renewal insurance contracts, are deferred over the policy term. Under U.S GAAP, the deferred acquisition costs are those that vary with and are primarily related to the acquisition of new and renewal of existing insurance contracts.

The deferrable acquisition cost asset is amortized over time on a constant-level basis. The amortization of deferrable acquisition costs over the accounting period is recognized as an expense in the income statement. The unamortized balance of deferrable acquisition cost is reflected as an asset on the balance sheet. The assumptions used to calculate amortization of deferrable acquisition costs are the same as those used to calculate policy liability.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ii)	Compensation costs

Accounting for employee stock options

Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to U.S. GAAP where stock compensation costs have been accounted for based on fair value method.

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses are recognized on the balance sheet in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above the 10% corridor is amortized through profit and loss account. Further, discount rate for computing benefit obligation is linked to yield on high quality fixed income securities in U.S. GAAP as compared to yield on Government securities under Indian GAAP.

iii)	Unrealized gain/(loss) on trading portfolio and equity securities

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow unrealized gain to be routed through the revenue account except in the case of linked business. A linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. Under U.S. GAAP, unrealized gain/(loss) on investments classified as “held for trading” is taken to the profit and loss account. Under U.S. GAAP, unrealized gain/losses on equity securities are recognized in profit and loss account.

iv)	Income taxes

The differences in the accounting for income taxes are primarily on account of the income tax impact of non-tax U.S. GAAP adjustments.

v)	Lease

Under Indian GAAP, expenses towards operating lease are charged to profit and loss account on a straight-line basis. Under U.S. GAAP, a right to use asset and a lease liability is required to be recognized at the commencement of the lease for all lease on adoption of FASB ASC 842- “Leases” and a single leases cost is recognized, which is calculated such that the cost of the operating lease is allocated over the lease term on a generally straight-line basis.

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate.

	Rupees in million
Reconciling items	Year ended March 31,
	2024(1)	2023	2022
Profit as per Indian GAAP	8,506.7	8,134.9	7,592.0
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities	19,605.1	(4,532.8)	(12,544.7)
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	27,111.0	8,502.5	1,479.4
Compensation costs	(820.8)	(692.1)	(563.5)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
Reconciling items	Year ended March 31,
	2024(1)	2023	2022
Deferred taxes benefit/(expense)	(10,657.0)	160.4	2,140.4
Others	(214.4)	(160.0)	138.2
Profit/(loss) as per U.S. GAAP	43,530.5	11,412.9	(1,758.2)

Net income/(loss) (net of tax)	43,530.5	11,412.9	(1,758.2)
Other Comprehensive Income (net of taxes):
Net unrealized gain/(loss) on securities, net of realization & others	21,003.9	(9,969.4)	(15,190.7)
Effect of remeasurement of future policy benefits to an upper-medium grade discount rate..	(26,565.6)	..	-
Accounting for post retirement employee benefits	(10.5)	(0.1)	(24.6)
Total comprehensive income/(loss)	37,958.3	1,443.4	(16,973.5)
1.	Prepared in accordance with the LDTI guidelines as prescribed under ASC 944 (ASU 2018-12)

The profit under Indian GAAP increased from Rs. 8,134.9 million in fiscal 2023 to Rs. 8,506.7 million in fiscal 2024, net income under U.S. GAAP increased from an income of Rs. 11,412.9 million in fiscal 2023 to an income of Rs. 43,530.5 million in fiscal 2024. In fiscal 2024, the total comprehensive income was Rs. 37,958.3 million as compared to total comprehensive income of Rs. 1,443.4 million in fiscal 2023.

The unrealized gain on the trading portfolio and equity securities increased from a loss of Rs. 4,532.8 million in fiscal 2023 to a gain of Rs. 19,605.1 million in fiscal 2024. This increase was primarily due to marked-to-market gains in equity and debt securities. In fiscal 2024, the marked-to-market gain recognized on equity securities was Rs. 15,753.3 million (compared to a marked-to-market gain of Rs. 150.6 million in fiscal 2023). Furthermore, the marked-to-market gain recognized in net income on the debt securities in fiscal 2024 was Rs. 3,851.8 million (compared to a marked-to-market loss of Rs. 4,683.4 million in fiscal 2023). Out of the above, in fiscal 2024, the marked-to-market gain recognized on equity securities in respect of participating fund was Rs. 14,220.8 million (compared to a marked-to-market loss of Rs. 228.3 million in fiscal 2023). Furthermore, the marked-to-market gain recognized in net income on the debt securities in respect of participating fund in fiscal 2024 was Rs. 3,849.5 million (compared to a marked-to-market loss of Rs. 4,562.2 million in fiscal 2023).

Under U.S. GAAP, the policyholders' liabilities and unallocated policyholders' surplus, net of amortization of deferred acquisition cost, were lower by Rs. 27,111.0 million in fiscal 2024 compared to Indian GAAP (compared to difference of Rs. 8,502.5 million in fiscal 2023). In fiscal 2024, difference in policyholder’s liabilities net of amortization of deferred acquisition cost is lower by Rs 56,319.2 million compared to Indian GAAP which is primarily due to increase in deferred acquisition cost resulting from higher commission cost, which was incurred for acquiring new insurance policies, on account of redesign of commission structure pursuant to the IRDAI (Payment of Commission) Regulations, 2023 issued on March 31, 2023, coupled with release of prudent margins held in the reserves under Indian GAAP pursuant to the adoption of LDTI (ASU 2018-12). In fiscal 2024, the liabilities recognized through the income statement towards unallocated policyholders' surplus under U.S. GAAP were higher by Rs. 29,208.2 million compared to Indian GAAP, primarily due to the marked-to-market gain on the equity & debt portfolio of participating funds.

Other comprehensive income arising from policyholders’ assets classified as available for sale increased on account of unrealized gain (net of tax) of Rs. 21,003.9 million in fiscal 2024 (fiscal 2023: unrealized loss (net of tax) of Rs. 9,969.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Other comprehensive income includes charge (net of tax) of Rs. 26,565.6 million in fiscal 2024 arising from remeasurement of future policy benefits to an upper-medium grade discount rate pursuant to adoption of LDTI guidelines as prescribed under ASC 944 (ASU 2018-12).

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of ICICI Life.

	Rupees in million
Reconciling items	Year ended March 31,
	2024(1)	2023	2022
Income tax impact of U.S. GAAP adjustments	(10,657.0)	160.4	2,140.4
Total differences in income taxes	(10,657.0)	160.4	2,140.4
1.	Prepared in accordance with the LDTI guidelines as prescribed under ASC 944 (ASU 2018-12)

General insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the general insurance subsidiary are primarily on account of:

i)    Provision for reinsurance commission

Under Indian GAAP, reinsurance commission on business ceded is recognized as income in the year of the ceding of the risk. Under U.S. GAAP, proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and amortized over the related policy period.

ii)    Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as an expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred and amortized as an expense in as per ASC Topic 944 “Financial Services-Insurance”. Accordingly, certain acquisition costs have been deferred that are related directly to the successful acquisition of new or renewal insurance contracts.

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

Rupees in million

Reconciling items	Year ended March 31,
	2024	2023	2022
Profit as per Indian GAAP	19,185.9	17,290.5	12,710.1
Adjustments on account of
Provision for reinsurance commission	(2,175.8)	(1,171.9)	1,511.7
Amortization of deferred acquisition costs	9,153.2	531.3	(125.0)
Premium deficiency	0.0	11.9	(5.8)
Compensation costs	(1,118.7)	(1,285.6)	(981.3)
Unrealized gain/(loss) on equity investments	7,258.0	(413.6)	(2,791.4)
Income tax benefit/(expense)	(3,556.6)	296.4	607.2
Business Combination	(123.0)	(123.0)	(508.2)
Others	17.8	(12.2)	(241.4)
Profit/(Loss) as per U.S. GAAP	28,640.8	15,123.8	10,175.9
Other Comprehensive Income (net of taxes)
MTM on Debt Securities	4,781.1	(6,010.8)	(2,763.0)
Compensation Cost	1,118.7	1,285.6	981.2
Actuarial Gain/(Loss)	18.6	14.4	0.6
Total Other Comprehensive Income	5,918.5	(4,710.8)	(1,781.2)
Total Comprehensive Income	34,559.2	10,413.0	8,394.7

The profit under Indian GAAP increased from Rs. 17,290.5 million in fiscal 2023 to Rs. 19,185.9 million in fiscal 2024, profit under U.S. GAAP increased from Rs. 15,123.8 million in fiscal 2023 to Rs. 28,640.8 million in fiscal 2024. Total comprehensive income under U.S. GAAP increased from Rs. 10,413.0 million in fiscal 2023 to Rs. 34,559.2 million in fiscal 2024. In fiscal 2023, there was unrealized loss on available for sale debt securities amounting to Rs. 6,010.8 million whereas in fiscal 2024 there is unrealized gain on available for sale debt securities amounting to Rs. 4,781.1 million.

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Reinsurance commission income was lower by Rs. 2,175.8 million under U.S. GAAP as compared to Indian GAAP in fiscal 2024 (lower by Rs. 1,171.9 million in fiscal 2023). This decrease was primarily due to increase in reinsurance commission of health attachment business in fiscal 2024 resulting in higher deferral under U.S. GAAP, which was accounted as upfront under Indian GAAP in fiscal 2024.

Deferred acquisition cost resulted in income of Rs. 9,153.2 million in fiscal 2024 (fiscal 2023: cost of Rs. 531.3 million) under U.S. GAAP as compared to Indian GAAP primarily due to flexibility given by the Regulator to the insurer with respect to expense management by removing cap on commission percentage. The authority in March 2023, issued regulations w.r.t. Expenses of management and commission payment, by prescribing an overall limit for the expenses of management w.e.f April 1, 2023. This resulted in higher acquisition costs booked under Indian GAAP during fiscal 2024 which were deferred under U.S. GAAP.

In fiscal 2023, there was unrealized loss on equity investments amounting to Rs. 413.6 million whereas in fiscal 2024 there is unrealized gain on equity investments amounting to Rs. 7,258.0 millions.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2024	2023	2022
Income tax impact of non-tax U.S. GAAP adjustments	(3,556.6)	296.4	607.2
Total differences in income taxes	(3,556.6)	296.4	607.2

i)           Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2024	2023
Goodwill	639,289.5	35,101.4
Charge off/write off	(54.0)	(54.0)
Goodwill, net (A)	639,235.5	35,047.4

Asset management and advisory intangibles (B)	367.0	367.0
Customer-related intangibles	115,603.4	10,410.0
Accumulated amortization	(11,316.6)	(10,410.0)
Customer-related intangibles net (C)	104,286.8	..
Goodwill and intangible assets, net(A+B+C)	743,889.3	35,414.4
1.	See also “Schedule 18 -Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2024	2023
Opening balance	35,047.4	35,047.4
Goodwill addition during the period	604,188.1	..
Goodwill disposed off during the period	..	..
Closing balance	639,235.5	35,047.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2024	2023
Opening balance	..	..
Additions	104,875.6	..
Amortization	(588.7)	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
	Year ended March 31,
	2024	2023
Disposal	..	..
Closing balance	104,286.8	..

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million
Year ended:	Amount
Fiscal 2025	7,187.8
Fiscal 2026	7,187.8
Fiscal 2027	7,187.8
Fiscal 2028	7,187.8
Fiscal 2029	7,187.8
Thereafter	68,347.8
Total	104,286.8

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was assessed as per ASC topic 350-20-35-3 and determined that it was not more likely than not that the fair value of the reporting units was less than their carrying amounts and the quantitative goodwill impairment test was unnecessary at March 31, 2024.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million

	Year ended March 31,
	2024	2023
Change in benefit obligations
Projected benefit obligations at the beginning of the year	16,797.8	15,469.9
Add: Addition due to acquisition of control in ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited during the year	1,651.8	..
Add: Adjustment for exchange fluctuation on opening obligations	2.4	12.2
Adjusted opening obligations	18,452.0	15,482.1
Service cost	1,737.7	1,526.2
Interest cost	1,345.5	1,063.6
Acquisition/(Divestitures)	(27.9)	34.1
Benefits paid	(1,576.7)	(1,742.0)
Unrecognized prior service cost	..	..
Plan amendments	..	(72.2)
Actuarial (gain)/loss on obligations	1,010.1	506.0
Projected benefit obligations at the end of the year	20,940.7	16,797.8
Change in plan assets
Fair value of plan assets at the beginning of the year	15,454.2	15,190.5
Add: Addition due to acquisition of control in ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited during the year	1,608.9	..
Adjusted opening plan assets	17,063.1	15,190.5
Acquisition/(Divestitures)	(27.9)	50.8
Actual return on plan assets	1,919.6	551.6
Employer contributions	3,760.8	1,403.2
Benefits paid	(1,569.6)	(1,742.0)
Plan assets at the end of the year	21,146.0	15,454.1
Funded status	205.3	(1,343.7)
Amount recognized, net	205.3	(1,343.7)
Accumulated benefit obligation at year-end	13,144.8	10,111.0

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2024	2023	2022
Service cost	1,737.8	1,526.2	1,435.9
Interest cost	1,345.5	1,063.6	984.5
Expected return on plan assets	(1,129.7)	(1,092.2)	(1,019.5)
Amortization of prior service cost	(9.8)	8.3	8.3
Amortized actuarial (gain)/loss	127.5	10.2	16.2
Acquisition and divestiture (gain)/loss	..	..	..
Exchange (gain)/loss	2.4	12.2	6.0
Gratuity cost, net	2,073.7	1,528.3	1,431.4

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2024	2023	2022
Discount rate	7.7%	6.7%	6.6%
Rate of increase in the compensation levels	8.0%	7.0%	7.1%
Rate of return on plan assets	7.4%	7.5%	7.5%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2024	2023
Discount rate	7.7%	7.7%
Rate of increase in the compensation levels	8.0%	8.0%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

	Rupees in million
	At March 31,
	2024	2023
Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	20,186.5	14,439.4
Group growth fund[2]	2.0	1.7
Group debt fund[3]	235.4	158.0
Group short-term debt fund[4]	32.6	101.3
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	20,456.5	14,700.4
Investment in scheme of Life Insurance Corporation of India	393.4	425.4
Total assets managed by external entities	20,849.9	15,125.8
Special deposit with central government	290.0	290.0
Government debt securities	..	13.2
Balance with banks and others	6.1	25.1
Total	21,146.0	15,454.1
1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2024, investment in government securities, corporate bonds, fixed deposits and equity were 47.58%, 36.05%, 0% and 16.37% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2024, investment in government securities, corporate bonds, fixed deposits and equity were 25.09%, 15.9%, 0% and 57.64% respectively, the rest is in current assets.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2024, investment in government securities, corporate bonds, and fixed deposits were 50.49%, 47.11% and 0% respectively, the rest is in current assets.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2024, investment in government securities, corporate bonds and fixed deposits were 0%, 46.63% and 0% respectively, the rest is in money market instruments.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2025	Target asset allocation at March 31, 2024
Funds managed by external entities[1]	98.7%	98%
Special deposit with central government	1.3%	2%
Debt securities	0%	0%
Total	100%	100%
1.	Targeted investment during fiscal 2025 of about 43% to 45% in Central Government securities, about 35% in corporate debt securities, about 5% in money market investment and about 15% to 17% in equity investment.

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2025	1,610.0
Expected benefit payments from the fund during year ending March 31,
2025	2,920.1
2026	2,796.1
2027	2,857.8
2028	3,181.7
2029	3,185.8
Thereafter upto 10 years	17,554.9

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2024.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

	Rupees in million
	Year ended March 31,
	2024	2023
Change in benefit obligations
Projected benefit obligations at beginning of the year	17,376.0	18,543.6
Service cost	108.2	150.8
Interest cost	1,321.4	1,152.3
Liability extinguished on settlement	(2,137.9)	(2,192.6)
Benefits paid	(95.5)	(99.8)
Plan Amendments	306.9	..
Actuarial (gain)/loss on obligations	112.9	(178.3)
Projected benefit obligations at the end of the year	16,992.0	17,376.0

Change in plan assets
Fair value of plan assets at beginning of the year	18,190.1	19,843.2
Actual return on plan assets	1,800.5	840.0
Assets distributed on settlement	(2,375.4)	(2,436.2)
Employer contributions	401.7	42.9
Benefits paid	(95.5)	(99.8)
Plan assets at the end of the year	17,921.4	18,190.1

Funded status	929.4	814.1

Net amount recognized	949.4	814.1

Accumulated benefit obligation at year end	16,499.4	16,819.6

The following table sets forth, for the periods indicated, the components of the net pension cost.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Service cost	108.2	150.8	200.7
Interest cost	1,321.4	1,152.3	1,151.9
Expected return on assets	(1,361.0)	(1,522.1)	(1,621.0)
Curtailment and settlement (gain)/loss	237.5	243.6	254.4
Actuarial (gain)/loss	1,174.8	1,402.5	1,779.8

Net pension cost	1,480.9	1,427.1	1,765.8

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Year ended March 31,
	2024	2023	2022

Discount rate	7.8%	6.4%	5.9%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	8.0%	7.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	7.5%
Pension increases (applicable on basic pension)	8.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2024	2023
Discount rate	7.7%	7.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	8.0%	8.0%
Pension increases (applicable on basic pension)	8.0%	7.0%

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

			Rupees in million
Asset category	Fair value at March 31, 2024	Fair value at March 31, 2023	Target asset allocation at March 31, 2025	Target asset allocation at March 31, 2024
Government debt securities	7,431.0	7,592.9	42%	42%
Corporate debt securities	8,349.5	8,786.4	46%	48%
Equity securities	1,675.6	1,288.2	9%	7%
Balance with banks and others	465.2	522.6	3%	3%
Total	17,921.3	18,190.1	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2025	400.0
Expected benefit payments from the fund during the year ending March 31,
2025	779.5
2026	781.6
2027	921.7
2028	943.1
2029	1,104.0
Thereafter upto 10 years	7,406.2

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2024.

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

Operating lease

Operating lease liabilities and right of use assets are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the incremental borrowing rate for financing instruments of a similar term and are included in accounts payable and other liabilities. The operating lease right of use asset, included in premises and equipment, also includes any lease prepayments made, plus initial direct costs incurred, less any lease incentives received. Rental expense associated with operating leases is recognized on a straight-line basis over the lease term, and is included in the consolidated statements of income. The following table sets forth, the information related to the Group’s operating leases.

		Rupees in million
	Year ended March 31, 2024	Year ended March 31, 2023
Right-of-use assets at year end	61,977.9	52,069.1
Lease liability at year end	67,493.5	57,128.2
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	12,662.1	11,139.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

		Rupees in million
	Year ended March 31, 2024	Year ended March 31, 2023
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	21,456.4	17,268.7
Weighted average remaining lease term (in years)	8.1 years	8.0 years
Weighted average discounting rate (in %)	6.6%	6.1%

The following table sets forth, the future payments under operating leases as of March 31, 2024.

Rupees in million
Year ended March 31, 2024
Fiscal 2025	12,996.0
Fiscal 2026	12,097.8
Fiscal 2027	11,389.4
Fiscal 2028	10,633.8
Fiscal 2029	8,886.9
After Fiscal 2029	33,980.1
Total Lease payments	89,984.0
Less: Imputed interest	22,490.5
Lease liabilities at March 31, 2024	67,493.5

The Group does not have any other significant future commitments at the end of fiscal 2024.

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

		Rupees in million
	Year ended March 31, 2024	Year ended March 31, 2023
Right-of-use assets at year end	589.0	832.6
Lease liability at year end	684.7	929.3
Cash paid for amounts included in the measurement of lease liabilities a. finance cashflows from finance lease b. operating cashflows from finance lease	255.8 69.9	220.0 93.5
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	0.5	11.7
Weighted average remaining lease term (in years)	4.0 years	4.1 years
Weighted average discounting rate (in %)	9.6%	10.2%

The following table sets forth, the future payments under finance leases as of March 31, 2024.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rupees in million
Year ended March 31, 2024
Fiscal 2025	306.1
Fiscal 2026	213.1
Fiscal 2027	180.0
Fiscal 2028	65.9
Fiscal 2029	15.0
After Fiscal 2029	0.2
Total Lease payments	780.2
Less: Imputed interest	95.4
Lease liabilities at March 31, 2024	684.7

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

		Rupees in million
	Year ended March 31, 2024	Year ended March 31, 2023
Finance lease cost
Amortisation of right-to-use assets	242.5	240.1
Interest on lease liabilities	80.5	106.5
Operating lease cost	13,348.6	11,578.6
Short-term lease cost	..	3.9
Variable lease cost	4,550.7	4,658.9
Less: Sublease income	(0.3)	(12.8)
Total lease cost	18,222.0	16,575.2

I)          Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

	Rupees in million
	At March 31,
	2024	2023
Deferred tax assets
Allowance for credit losses	99,075.6	96,231.3
Debt and equity securities	29.4	3,138.4
Business and capital loss carry forwards	8,733.8	8,569.7
Financial instruments	383.7	2,843.0
Investments in affiliates	23,144.1	30,153.5
Lease liability	17,026.0	14,334.5

Others	10,500.9	7,036.4
Total deferred tax assets	158,893.5	162,306.8
Valuation allowance	(2,171.8)	(3,553.3)
Total deferred tax assets (net of valuation allowance)	156,721.7	158,753.5
Deferred tax liabilities
Debt and equity securities	(11,040.8)	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
	At March 31,
	2024	2023
Property, plant and equipment	(5,706.8)	(5,044.8)
Investments in branches, subsidiaries and affiliates	(6,629.2)	(12,764.9)
Amortization of fees and costs	(11,052.5)	(9,271.8)
Intangible assets	(26,017.3)	..
Non-banking assets	(7,980.0)	(6,194.3)
Right to use assets	(15,637.6)	(13,061.3)
Reserve for unexpired risk	(1,512.8)	..
Others	(4,254.9)	(3,902.7)
Total deferred tax liabilities	(89,831.9)	(50,239.8)

Net deferred tax assets	66,889.8	108,513.7

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers carryback availability, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the existing valuation allowances, at March 31, 2024 and 2023. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory income tax rate, including surcharge and cess was 25.17% for the year ended March 31, 2024, 2023 and 2022.

Reconciliation of income tax expense

The following table sets forth, for the periods indicated, a reconciliation of expected income tax expense at the Indian statutory income tax rate, the income tax rate in our country of domicile, to reported income tax expense/(benefit).

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Income/(loss) before income tax expense from continuing operations
In India	734,600.7	359,939.4	622,481.7
Outside India	29,779.1	6,381.2	5,922.9
Total	764,379.8	366,320.6	628,404.6

Statutory tax rate	25.17%	25.17%	25.17%
Effective tax rate	17.75%	28.96%	16.86%
Income tax expense/(benefit) at the statutory tax rate	192,379.1	92,195.6	158,156.9
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies through appropriation of profits to a Special Reserve	(7,793.9)	(6,580.8)	(3,669.5)
Exempt interest and dividend income	(794.0)	(832.9)	(964.7)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Income charged at rates other than statutory tax rate[1]	(2,781.2)	15,997.8	(37,780.6)
Expenses disallowed for income tax purposes	3,455.6	2,861.6	2,021.3
Tax on investment and undistributed earnings in subsidiaries, branches and affiliates[2]	10,739.1	2,139.4	(9,340.1)
Change in valuation allowance	(1,381.5)	2,675.1	(71.3)
Tax adjustments in respect of prior year tax assessments	(61.2)	276.2	(230.6)
Others[3]	(58,260.3)	(2,629.4)	(2,144.3)

Income tax expense/(benefit) reported	135,501.7	106,102.6	105,977.2
Current tax expense
In India	132,989.2	111,869.8	73,064.0
Outside India	3,246.0	1,694.8	600.3
Total	136,235.2	113,564.6	73,664.3
Deferred tax (benefit)/expense
In India[4]	(818.8)	(7,517.5)	31,858.2
Outside India	85.3	55.5	454.7
Total	(733.5)	(7,462.0)	32,312.9
1.	During fiscal 2022, includes tax effect of Rs. (35,006.1) million on gains due to remeasurement of equity interest in ICICI Lombard General Insurance Company Limited.

2.	During fiscal 2022, the Bank had recognized a deferred tax asset amounting to Rs. 8,247.7 million on the investment in its equity affiliate (ICICI Lombard General Insurance Limited). During fiscal 2024, the Bank derecognized a deferred tax asset amounting to Rs. 7,857.3 million on the investment in its equity affiliate ICICI Lombard General Insurance Limited.

3.	During fiscal 2024, includes tax effect of Rs. (35,278.9) million and Rs. (15,213.6) million on gains due to acquisition of control in ICICI Lombard General Insurance Company Limited and reversal of deferred tax liability created on deconsolidation of ICICI Lombard General Insurance Company Limited in fiscal 2022, respectively.

4.	During fiscal 2023, includes income tax expense of Rs 2,683.1 million for an increase of a valuation allowance because of a change in judgment about the realizability of a beginning-of-the-year deferred tax assets for capital loss carryforwards of the Bank in future years.

The following table sets forth the details of the amount and expiration dates of operating loss carry forwards at March 31, 2024.

		Rupees in million
Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forwards
April 1, 2024 to March 31, 2029	1,203.2	1,317.5	..
April 1, 2029 to March 31, 2034	27,353.3	88. 0	..
Total capital loss carry forwards	28,556.5	1,405.5	..

Business loss carry forwards
April 1, 2024 to March 31, 2029	..	909.8
April 1, 2029 to March 31, 2034	..	534.2
April 1, 2034 to March 31, 2039	..	28.4	5,885.3

Indefinite period	..	1,995.8	7,515.0
Total business loss carry forwards	..	3,468.2	13,400.3

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate income taxes paid by the Group. No penalties have been accrued as

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

of March 31, 2024 and 2023, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 2,697.4 million, Rs. 1,149.5 million and Rs. 2,434.3 million during the year ended March 31, 2024, 2023 and 2022 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 12,244.6 million and Rs. 13,866.7 million at March 31, 2024 and 2023 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

	Rupees in million
	Year ended March 31,
	2024	2023	2022

Beginning balance	40,142.8	36,271.5	35,856.2
Increases related to prior year tax positions	–	41.8	..
Increases related to current year tax positions	7,314.9	5,462.6	4,116.5
Decreases related to prior year tax positions	(6.7)	(1,633.1)	(3,701.2)
Ending balance	47,451.0	40,142.8	36,271.5

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense, as applicable, and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal 2023. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1990 onwards.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

	Rupees in million, except per share data
	Year ended March 31,
	2024		2023		2022
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	613,763.5	613,763.5	249,993.7	249,993.7	511,792.6	511,792.6
Contingent issuances of subsidiaries/equity affiliates	..	(1,170.5)	..	(441.8)	..	(224.1)
	613,763.5	612,593.0	249,993.7	249,551.9	511,792.6	511,568.5
Common stock
Weighted-average common stock outstanding	7,003.9	7,003.9	6,966.3	6,966.3	6,933.7	6,933.7
Dilutive effect of employee stock options	..	128.2	..	130.0	..	131.2
Total	7,003.9	7,132.2	6,966.3	7,096.3	6,933.7	7,064.9

Earnings per share (Rs.)	87.63	85.89	35.89	35.17	73.81	72.41

n)         Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

	Rupees in million
	Year ended March 31,
	2024	2023	2022
Net income/(loss) (net of tax) excluding non-controlling interest	613,763.5	249,993.7	511,792.6
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	29,597.6	(34,719.5)	(33,087.7)
Translation adjustments (net of tax)[2]	3,198.1	2,476.1	(838.1)
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	819.3	(61.3)	1,161.2

Comprehensive income attributable to ICICI Bank stockholders	647,378.5	217,689.0	479,028.0
Comprehensive income attributable to non-controlling interests	15,382.1	10,301.6	14,041.9
Total comprehensive income	662,760.6	227,990.6	493,069.9
1.	Net of tax effect of Rs. 9,914.7 million, Rs. (10,211.3) million and Rs. (8,963.5) million for the year ended March 31, 2024, March 31, 2023 and March 31, 2022 respectively.

2.	Net of tax effect of Rs. 1,016.9 million, Rs. 630.5 million and Rs. (466.6) million for the year ended March 31, 2024, March 31, 2023 and March 31, 2022 respectively.

3.	Net of tax effect of Rs. 274.9 million, Rs. (14.4) million and Rs. 390.6 million for the year ended March 31, 2024, March 31, 2023 and March 31, 2022 respectively.

o)         Guarantees

As a part of its project financing and commercial banking activities, the Group has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Group will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2024 amounted to Rs. 8,613.4 million (March 31, 2023: Rs. 7,713.8 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2024.

	Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	669,399.0	165,746.7	47,963.1	8,186.6	891,295.4
Performance guarantees	369,581.3	432,768.7	83,480.7	20,302.6	906,133.3
Total guarantees	1,038,980.3	598,515.4	131,443.8	28,489.2	1,797,428.7

The following table sets forth, the details of guarantees outstanding at March 31, 2023.

	Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	460,062.6	194,977.2	29,149.4	11,423.1	695,612.3
Performance guarantees	343,517.9	352,135.4	69,022.1	19,491.4	784,166.8
Total guarantees	803,580.5	547,112.6	98,171.5	30,914.5	1,479,779.1

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2024, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 310,416.2 million (March 31, 2023: Rs. 243,659.2 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of statutory liquidity requirement at March 31, 2024

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

was Rs. 2,471,830.1 million (March 31, 2023: Rs. 2,067,305.8 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to Basel III capital adequacy guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 and additional Tier-1.

At March 31, 2024, the Bank was required to maintain minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes capital conservation buffer of 2.50% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2024 was 16.33% (March 31, 2023: 18.34%). These are based on unconsolidated financial statements as per Indian GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

24.	Impact of acquisition of ICICI General on previous period numbers

From February 29, 2024, ICICI General was classified as a subsidiary and has been consolidated on a line-by-line basis in Consolidated Financial Statements under U.S. GAAP. Accordingly, the numbers for previous periods may not be comparable.

For and on behalf of Board of Directors

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra Executive Director

/s/ Anindya Banerjee Group Chief Financial Officer	/s/ Prachiti Lalingkar Company Secretary

/s/ Laxminarayan Achar Chief Accountant

Mumbai

July 31, 2024