Form 20-F
period 2025-03-31
ICICI BANK LTD
filed 2025-07-25
CIK 1103838

As filed with the Securities and Exchange Commission on July 25, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2025.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                         .

For the transition period from                          to

Commission file number: 001-15002

ICICI BANK LIMITED

(Exact name of Registrant as specified in its charter)

India

(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

(Address of principal executive offices)

Name: Anindya Banerjee / Abhinek Bhargava
Telephone: +91 22 4008 6173
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

____________________

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

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2025 was 7,121,927,830.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

□	U.S. GAAP

□	International Financial Reporting Standards as issued by the International Accounting Standards Board

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

Yes ☐     No ☐

i

Cross Reference Sheet

Form 20-F	Item Caption	Location	Page No.

Part – I

Item 1	Identity of Directors, Senior Management and Advisers	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Risk Factors	6

Item 4	Information on the Company	Business	54
		Selected Statistical Information	107
		Operating and Financial Review and Prospects	123
		Supervision and Regulation	196
		Additional Information—Documents on Display	231

Item 4A	Unresolved Staff Comments	Not Applicable

Item 5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	123
		Business—Risk Management	70
		Selected Statistical Information—Funding	110
Item 6	Directors, Senior Management and Employees	Management	177
		Business—Employees	99
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders	47
		Related Party Transactions	49
		Management—Compensation and Benefits to Directors and Officers—Loans	194
		Schedule 18 Note 2 in Notes to Consolidated Financial Statements	F-49

Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-[•]
		Operating and Financial Review and Prospects	123
		Business—Legal and Regulatory Proceedings	101
		Dividends	220

Item 9	The Offer and Listing	Market Price Information	5

Item 10	Additional Information	Additional Information	230
		Exchange Controls	215
		Taxation	221
		Restriction on Foreign Ownership of Indian Securities	216
		Dividends	220
		Business—Subsidiaries, Associates and Joint Ventures	92

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Market Risk	77
		Selected Statistical Information–Risk Management	112
Item 12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	105
Part – II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Summary Comparison of Corporate Governance Practices—Controls and Procedures	188
Item 16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	184
Item 16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	187
Item 16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	187
Item 16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Change in Registrant’s Certifying Accountant	Not Applicable

Item 16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	187

Item 16H	Mine Safety Disclosure	Not Applicable

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable

Item 16J	Insider Trading Policies	Management—Corporate Governance—Code of Ethics—Code on Prohibition of Insider Trading	187
Item 16K	Cybersecurity	Business—Risk Management—Cyber Security	84

Part – III

Item 17	Financial Statements	See Item 18

Item 18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and Notes thereto	F-[•]

Item 19	Exhibits	Exhibit Index and Attached Exhibits	232

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

References to “ICICI Bank” and “the Bank” are to ICICI Bank Limited on an unconsolidated basis. References to a particular “fiscal” year are to the year ended on March 31 of such a year. Unless otherwise indicated, all references to the “Board of Directors” and the “Board” are to the board of directors of ICICI Bank. References to “ICICI Group” are to ICICI Bank and its subsidiaries and other consolidated entities.

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

At June 30, 2025, total 7,135,539,512 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 30, 2025, there were 1,971,661 holders of record of our equity shares, of which 3,479 had registered addresses in the United States and held an aggregate of 2,233,097 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2025, we had 669 million ADSs, equivalent to about 1,338 million equity shares, outstanding. At June 30, 2025, there were 194,412 record holders of our ADSs, out of which 74 have registered addresses in the United States.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Summary

Our business is subject to various risks and uncertainties. These risks include, but are not limited to, the following:

Risks relating to India and other economic and market risks

•	A prolonged slowdown in economic growth in India could cause our business to suffer.

•	Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

•	Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

•	Any adverse impact on India’s external position due to an increase in the price of crude oil, the current account deficit, the outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business.

•	The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

•	A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

•	Natural disasters, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, which could adversely affect our business and the prices of our equity shares and ADSs.

•	If global or regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

Risks that arise as a result of our presence in a highly regulated sector

•	The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.

•	We may be subject to fines, restrictions or other sanctions for regulatory compliance failures, which may adversely affect our financial position or our ability to expand our activities.

•	We are at risk of inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

•	We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

•	We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	Changes in the regulation and structure of the financial markets in India may adversely impact our business.

•	The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

•	The Board of Directors of the Bank has, pursuant to an independent enquiry, taken action against the Ex-Managing Director & CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.

•	Our asset management, private equity, insurance and securities broking subsidiaries are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

•	Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

Risks relating to our business

•	If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

•	We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

•	The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

•	Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

•	Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

•	Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

•	A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

•	Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

•	The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

•	Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

•	Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes or changes in market conditions could cause these income streams to decline and adversely impact our financial performance.

•	Our industry is very competitive, and our strategy depends on our ability to compete effectively.

•	There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business.

•	Our failure to establish, maintain and apply an adequate internal control over financial reporting could have a material adverse effect on our reputation, business, financial condition or results of operations.

•	We and our customers are exposed to fluctuations in foreign exchange rates.

•	We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

•	We depend on the accuracy and completeness of information about customers and counterparties.

•	We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our financial performance and the prices of our equity shares and ADSs.

•	We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

•	We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Risks relating to technology

•	The growing use of technology in banking and financial services creates additional risks of competition, reliability and security.

•	We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

•	System failures or system downtime could adversely impact our business.

Risks relating to our insurance subsidiaries

•	Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make additional investments in these entities as required may adversely impact our business and the prices of our equity shares and ADSs.

•	While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

•	Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

•	Loss reserves for our general insurance subsidiary’s business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

•	The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe and/or various climate change events.

Risks relating to ADSs and equity shares

•	ADS holders may be restricted in their ability to exercise voting rights and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

•	Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

•	You may be unable to exercise pre-emptive rights available to other shareholders.

•	Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

•	Restrictions on reissuance and deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	Certain shareholders own a large percentage of our equity shares, and their actions could adversely affect the prices of our equity shares and ADSs.

•	Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

•	You may be subject to Indian taxes arising out of capital gains.

•	There may be different company information available in Indian securities markets than in securities markets in the United States and the continued listing of our securities in US markets is subject to various considerations.

Risks relating to India and other economic and market risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product is estimated to have grown by 6.5% in fiscal 2025 (as per the Second Advance Estimates (“SAE”) of the National Statistical Office (“NSO”)) compared with the 9.2% first revised estimates for fiscal 2024.

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

In fiscal 2023, the Reserve Bank of India significantly tightened monetary policy, raising the policy repo rate by 250 basis points from 4.0% to 6.5% and increased the cash reserve ratio by 50 basis points from 4.0% to 4.5%. The Reserve Bank of India maintained its policy stance for fiscal years 2023 and 2024 and most of fiscal 2025. Daily average banking system liquidity for fiscal 2025 was at a deficit of approximately Rs. 53.0 billion. In the latter part of fiscal 2025 through June 2025, the Reserve Bank of India substantially eased monetary policy, reducing the repo rate by a total of 100 basis points from 6.5% to 5.5%, and the cash reserve ratio by a total of 150 bps, of which a reduction of 100 basis points will take effect between September and November 2025. Since December 2024, the Reserve Bank of India has injected Rs. 10.7 trillion of durable liquidity into the banking system, through various means including by reducing the cash reserve ratio, engaging in open-market operations, engaging in foreign exchange operations and conducting long-term variable rate repo auctions.

There are uncertainties in the global environment due to geopolitical tensions, and trade related issues between several major global economies. Global trade disputes and tariffs or other protectionist measures and countermeasures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business. Sharp and sustained price reductions of globally traded commodities such as metals and minerals may negatively impact our borrowers in these sectors. Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. In fiscal 2025, net inflows of foreign portfolio investments (“FPI”) into India were USD 2.7 billion compared to USD 41.0 billion in fiscal 2024. Developments in technology, such as artificial intelligence (“AI”), may impact businesses, including ours and our customers’, and influence global and Indian employment markets, with an impact on employment and incomes of our existing and potential customers.

Adverse economic conditions in India due to movements in global capital, commodity and other markets, changes in business due to technology or adverse impact of any tariffs or natural disasters could result in reduction of demand for credit and other financial products and services, increased competition, and higher defaults among corporate, small business, retail and rural borrowers, which could have a material adverse impact on our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

There is a history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies, which increase risks for all financial institutions, including for our business and results of operations. Global economic changes, such as ongoing geopolitical tensions, increases in tariffs and other trade disputes, as well as volatility in global markets may lead to increased risk aversion and foreign exchange rate movements, which could impact global liquidity and adversely affect our business.

Uncertainty around these and related issues could lead to adverse effects on the economies in which we operate. Such volatility and negative economic developments could, in turn, materially adversely affect our business, prospects, financial conditions or results of operations.

A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our financial performance. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy and the global banking environment, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

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

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. In fiscal 2023 and 2024, the current account deficit was 2.0% and 0.8% respectively of India’s gross domestic product. For fiscal year 2025, the current account deficit is expected to be at 0.6% of India’s gross domestic product. If current account and trade deficits increase or are no longer manageable because of factors impacting the trade deficit like slowing global economic growth and tariff barriers, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

See also “—Risks relating to our business—We and our customers are exposed to fluctuations in foreign exchange rates”.

The banking and financial markets in India are still evolving and the Indian financial system could experience difficulties which could adversely affect our business and the prices of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Any such developments may impact credit markets and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks relating to our business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies. Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited relative to what is typically available for similar borrowers in developed economies. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. We also purchase priority sector lending certificates to meet directed lending requirements, and the cost of purchasing such certificates may increase substantially depending on the demand and supply scenario of the certificates. Any shortfall in meeting the priority sector lending targets and sub-targets may be required to be allocated to investments yielding sub-market returns. See also “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Relating to Loans and Advances—Directed Lending”.

We may face the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. Any failure in controlling such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

We pursue our banking, insurance and other activities in India in a developing economy with all the risks that come with operating in a developing economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal, regulatory or judicial actions, negative publicity or other developments that could reduce our profitability. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”, “—Risks that arise as a result of our presence in a highly regulated sector—We are at risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” and “—Risks relating to our business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

A significant change in the Indian government’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. The Indian government’s policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and affiliates and our financial performance. Successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. The leadership of India and the composition of the government are subject to change, and election results are not predictable. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions including judicial decisions, such as with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, thereby impacting economic growth.

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Decisions by the Government of India could impact our business and financial performance. The Indian government announced the introduction of central bank digital currency by the Reserve Bank of India. To further expand its usage, the Reserve Bank of India has proposed allowing non-bank payments system operators (“PSOs”) to offer central bank digital currency (“CBDC”) wallets in order to make retail CBDC more accessible to a broader segment of users. Any changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural disasters, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, which could adversely affect our business and the prices of our equity shares and ADSs.

India has experienced natural disasters such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 14.4% of India’s gross value added in fiscal 2025. Prolonged spells of below- or above-normal rainfall, other natural disasters, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural disasters like droughts, El Niño, floods and cyclones, which could affect the economy of India, the economies of countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business, our borrowers, our counterparties and other constituents. The emergence of disease pandemics like COVID-19, and other earlier outbreaks like the Nipah virus in 2018 in certain regions of southeast Asia, including India, have caused, and could in the future cause, economic and financial disruptions. Such disruptions in India and other areas of the world in which we operate could lead to operational difficulties, including travel restrictions, that could impact our business and our ability to manage or conduct our business. Any future outbreak of health epidemics may impact the quality of our portfolio and result in an increase in our non-performing loans and restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs.

If global or regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

India has from time-to-time experienced hostilities both internally and with neighboring countries. There have been military confrontations between India and Pakistan, and border disputes with neighboring countries, including China. We cannot predict how such geopolitical events will develop in the future and how it may impact our business, operations, reputation and financial condition.

India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located.

Global trade disputes and tariffs and other protectionist measures and countermeasures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business. In addition, geopolitical events in the Middle East, Asia and Europe or terrorist or military action in other parts of the world, may impact prices of key commodities, financial markets and trade and capital flows, including by leading to restrictions on countries which are among India’s significant trading partners. These factors and any political or economic instability in India could adversely affect our business, our financial performance and the prices of our equity shares and ADSs.

Risks that arise as a result of our presence in a highly regulated sector

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Regulators in India and in the other jurisdictions in which we operate subject financial sector institutions, including us, to intense review, supervision and scrutiny. This heightened level of review and scrutiny, and the potential for changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has been imposing fines and penalties that are larger than the historic norms on Indian banks, as well as restrictions on the conduct of business. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies. The Reserve Bank of India has issued directions on financing of projects in infrastructure and non-infrastructure including commercial real estate and commercial real estate- residential housing, which inter alia requires rationalisation of standard asset provisioning requirement to 1.0 % for projects under construction and shall gradually increase for each quarter of `date of commencement of commercial operations' deferment. These directions shall come into force with effect from October 1, 2026. New regulations and compliance and disclosure requirements relating to environment, social and governance matters, especially climate change, have been recommended or are under consideration by regulators in the jurisdictions where we have our operations.

Regulators, including, among others, the Reserve Bank of India and the Securities and Exchange Board of India (“SEBI”), as well as governmental authorities and courts in India or in the jurisdictions in which we operate, may find that we are not in compliance with applicable accounting and taxation norms, listing norms, laws, regulations, regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions may require us to make additional provisions for our non-performing assets, divest assets, adopt new compliance programs or policies, remove senior executives or other personnel, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations, and may reduce our revenues, require us to incur additional expenses, impact our profitability or damage our reputation. See also “Supervision and Regulation”.

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

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Our international presence has led to increased legal and regulatory risks. Regulators in every jurisdiction in which we operate or have listed our securities have the power to restrict our operations, stipulate higher capital and liquidity requirements or bring administrative or judicial proceedings against us, our employees, representatives, agents or our third-party service providers, which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our reputation, results of operations and financial condition.

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

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers, either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—Risks that arise as a result of our presence in a highly regulated sector—The Board of Directors of the Bank has, pursuant to an independent enquiry, taken action against the Ex-Managing Director & CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.”

Our international presence in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and further increases the risk of inquiries or investigations by regulatory and enforcement authorities. Presence in these jurisdictions also increases the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. For example, in October 2022 ICICI Bank’s New York Federal Branch (“New York Branch”) entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which required the New York Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program and establish and maintain an effective sanctions compliance program. The OCC issued cessation of the Consent Order by its order dated March 8, 2025, following validation of the corrective measures undertaken by the New York Branch to address the action items highlighted in the Order. In addition, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of inquiries, examinations or investigations that could lead to proceedings against us or our employees.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Under such lending norms, banks also have sub-targets for lending to key segments or sectors. A proportion of 10.0% and 12.0% of adjusted net bank credit were required to be lent to small and marginal farmers and identified weaker sections of society, respectively, in fiscal 2025. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and set a target of 13.78% of adjusted net bank credit for this purpose for fiscal 2025, which has increased to 14.0% in fiscal 2026. In addition, 7.5% of adjusted net bank credit is required to be lent to micro-enterprises. The priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. These requirements and achievements are assessed considering the average of the outstanding balances at the quarter end. From fiscal 2022, the priority sector achievements are computed based on the weight assigned to the incremental priority sector credit in identified districts. The necessary adjustments for weight of districts and calculation of achievement are done by the Reserve Bank of India on the basis of data submitted by banks on a quarterly basis.

These requirements apply to ICICI Bank on a standalone basis. The Reserve Bank of India allows banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which help in reducing the shortfall in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The Bank also purchases priority sector lending certificates to meet directed lending requirements, the cost of which may vary based on the demand for and supply of such certificates. The quarterly achievement as a percentage of the adjusted net bank credit for agricultural sector was 18.0% against the requirement of 18.0%, sub-category within agricultural sector for non-corporate farmers was 14.4% against the requirement of 13.8% and for lending to weaker sections was 12.2% against the requirement of 12.0%.

The amount of any shortfall we may have in meeting the priority sector lending requirements, after taking into account any priority sector lending certificates purchased, may be required to be invested at any time, at the Reserve Bank of India’s directive, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. At March 31, 2025, our total investments in such schemes on account of past shortfalls were Rs. 134.9 billion. Our investments in Government of India schemes are expected to decrease in view of regulatory target achievement in fiscal 2025. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding fiscal year are included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural and small enterprise sectors, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.3% in fiscal 2020, 3.4% in fiscal 2021, 2.7% in fiscal 2022, 1.9% in fiscal 2023 and 1.8% in both fiscal 2024 and fiscal 2025. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies including in the farmer loan portfolio for banks, including us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than 360 days, as compared to 90 days for loans generally. Thus, the classification of overdue loans as non-performing occurs at a later stage with respect to these specified categories of agricultural loans as compared to the loan portfolio in general.

Going forward, growth in our domestic loan portfolio could lead to a significant increase in our priority sector lending target amounts. In case of the continuing shortfall in agriculture lending sub-targets and weaker section loans, the Bank may have to significantly increase the purchase of priority sector lending certificates. The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specify criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. See also “Supervision and Regulation—Regulations Relating to Loans and Advances—Directed Lending”. Any future changes by the Reserve Bank of India to the directed lending norms may result in an inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines in India, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5%, a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The Bank is also required to maintain a capital surcharge of 0.2% on account of being designated a domestic systemically important bank. The guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2025 were: a common equity Tier 1 risk-based capital ratio of 15.8% and a total risk-based capital ratio of 16.4%.

The Reserve Bank of India has released guidelines on implementation of counter cyclical capital buffers, which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. This capital requirement would be determined based on certain triggers, such as a deviation of long-term average credit-to-GDP ratio, and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which is measured as the ratio of a bank’s Tier 1 capital to its total exposure. The Reserve Bank of India requires maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks, including us, and 3.5% for other banks.

Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we may be required to raise resources from the capital markets or divest our stake in one or more of our subsidiaries to meet capital requirements. The Reserve Bank of India regularly reviews our operations, and there can be no guarantee that it will agree with our internal assessments of capital adequacy. Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to us on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for us, while also meeting expectations of return on capital, may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. Debt and equity investors, rating agencies, equity and fixed income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory requirements, reflecting our position as a large private sector bank. There can be no assurance that we will be successful in raising the capital when required or that the timing for accessing the market or the terms of the capital raised would be attractive, and these may be subject to various uncertainties including liquidity conditions, market stability, or political or economic conditions. If we are unable to raise enough capital to satisfy our regulatory capital requirements, we will be subject to restrictions on capital distributions and discretionary bonus payments, as well as other potential regulatory actions.

The Reserve Bank of India’s Prompt Corrective Action framework for banks defines risk thresholds for indicators like capital adequacy, asset quality and leverage, and stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion, domestic and/or overseas expansion, and restrictions on capital expenditure other than for technological upgradation. At year-end fiscal 2025, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future.

Our insurance, banking and home finance subsidiaries are also subject to solvency and capital requirements imposed by the subsidiaries’ respective regulators. While we currently do not expect these entities to require significant additional equity capital, any requirement for ICICI Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.

We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

The Reserve Bank of India has released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework that require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high-quality liquid assets to total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high-quality liquid assets and mandated a minimum liquidity coverage ratio of 100.0%. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks, which requires banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. There are similar requirements stipulated by regulators in most of our overseas locations, due to which we are required to maintain appropriate levels of liquidity in those geographies as well. These liquidity requirements, together with the existing liquidity and cash reserve requirements, result in Indian banks, including us, holding high amounts of liquidity, thereby impacting profitability. Reserve Bank of India has issued guidelines on Liquidity Coverage Ratio (LCR) which require commercial banks to assign an additional 2.5% run-off factor for retail and small business deposits enabled with internet or mobile banking. These instructions come into force with effect from April 1, 2026.

Any reduction in our liquidity coverage or net stable funding ratios, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity or inability to access capital markets may limit our ability to grow our business or adversely impact our profitability and our future performance and strategy.

Further, any tightening of liquidity and volatility in international markets may limit our access to international funding markets and result in an increase in our cost of funding for our international branches and overseas banking subsidiaries and impact our ability to replace maturing borrowings and fund new assets.

Changes in the regulation and structure of the financial markets in India may adversely impact our business.

The Indian financial markets in recent years have experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”.

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

The Board of Directors of the Bank has, pursuant to an independent enquiry, taken action against the Ex-Managing Director & CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.

Pursuant to an independent enquiry, the Board of Directors of the Bank decided to treat the separation of Ms. Chanda Kochhar, Ex-Managing Director and Chief Executive Officer, from the Bank as a ‘Termination for Cause’ under the Bank’s internal policies, schemes and the Code of Conduct, with all attendant consequences. In 2020, the Bank instituted a recovery lawsuit against Ms. Kochhar for, among other things, the clawback of bonus paid from April 2009 to March 2018. Ms. Kochhar also filed a lawsuit before Bombay High Court in January 2022 contending that her employment termination is invalid and she is entitled to all the Employee Stock Options, which were originally allocated to her. She has also sought an alternate prayer for relief claiming damages of Rs. 17.3 billion. Both of these lawsuits are under trial and being heard by the single bench of Bombay High Court. Our asset management, private equity, insurance and securities broking subsidiaries are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

Our asset management subsidiary, ICICI Prudential Asset Management Company Limited (“ICICI Prudential Asset Management Company”), and our securities broking subsidiary, ICICI Securities Limited (“ICICI Securities”), are subject to supervision and regulation by the Securities and Exchange Board of India.

The Securities and Exchange Board of India, based on any observations reported in inspection reports or reports submitted by our asset management subsidiary or securities broking subsidiary, may take actions like issuing administrative warnings, show cause notices, penalties or initiating enforcement actions. Further, there could be claims from investors of the funds or the portfolios managed by our subsidiary, which would be determined in the court of law or by regulators and may impact the reputation and business of our subsidiary and us.

Our insurance businesses are also subject to extensive regulation and supervision by India’s insurance regulator, the Insurance Regulatory and Development Authority of India (“IRDAI”). They have a large number of retail and corporate customers, from whom claims may arise, which could be determined in courts or also by regulators, and result in determination against our insurance businesses or us or our insurance businesses’ management and employees. The IRDAI has the authority to specify, modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, issuance of new licenses, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

Further, our insurance subsidiaries are publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight. There can be no assurance that increased regulatory scrutiny of our insurance subsidiaries along with stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that we are not in compliance with applicable laws and regulations pertaining to listed companies or their relationship with the parent or other ICICI Group entities, or with their interpretations of laws and regulations, and may take formal or informal actions against us and our subsidiaries or affiliates.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. Indian corporations have transitioned to Ind AS, a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards, as per the roadmap provided to the Ministry of Corporate Affairs, which is the law-making authority for adoption of accounting standards in India. Some of ICICI Group non-banking finance companies have transitioned to Ind AS. For banking and insurance companies, the implementation of Ind AS has been deferred until further notice. During fiscal 2023, the Reserve Bank of India issued a revised master directions on prudential norms on classification, valuation and operations of investment portfolio of commercial banks, broadly based on the principles of the International Financial Reporting Standard 9, which became effective April 1, 2024. During fiscal 2023, the Reserve Bank of India, through its discussion paper on Introduction of Expected Credit Loss framework for provisioning by banks, proposed to adopt an expected credit loss framework based on the approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. Adoption of Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9), or final guidelines issued by the Reserve Bank of India based on the above standards or discussion papers, would have a significant impact on the way financial assets and liabilities are classified and measured, which may result in volatility in profit or loss and equity. See also “Operating and Financial Review and Prospects—Convergence of Indian accounting standards with International Financial Reporting Standards”.

Risks relating to Our business

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

In recent years, banks in India, including us, have focused on growing their retail and small business lending portfolios. While we expect the retail and small business segment to remain a key driver of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment, could have an adverse impact on the quality of our retail loan portfolio. As an example, following the outbreak of the first wave of the COVID-19 pandemic, the Government of India and the Reserve Bank of India announced several measures during fiscal 2021, including a moratorium on loan repayments for certain borrowers and an asset classification standstill benefit for overdue accounts where a moratorium had been granted, restructuring of loans to small borrowers including individuals, small businesses and micro, small and medium enterprises, and funding under the Emergency Credit Line Guarantee Scheme for micro, small and medium enterprises and other stressed sectors. Our portfolio includes lending under the guarantee scheme and loans where a resolution plan had been implemented and loans to borrowers who had availed moratorium, that may carry higher risks compared to our overall portfolio. Recent advances in AI/machine learning, notably the emergence of large language models and of generative pre-trained transformers, have marked a leap in the ability of technology enabled solutions. Adoption of AI/machine learning in technology driven sectors may lead to job losses resulting in an impact on asset quality of our retail portfolio.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio. Our loans to the power sector as a proportion of total loans declined from 3.1% at March 31, 2019 to 0.9% at March 31, 2025. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels.

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

The Reserve Bank of India has substantially expanded its guidance relating to the identification of non-performing assets over the last few years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions. Nevertheless, these provisions may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made. In the event that additional provisioning is required by the Reserve Bank of India, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, financial performance, ability to implement our strategy, shareholders’ equity and the price of our equity shares and ADSs. The Reserve Bank of India also requires banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through its annual supervisory process. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business or financial performance. Our subsidiaries and affiliates are also regulated by their respective regulatory bodies. Similar to the Bank, there may arise a requirement for additional disclosures from our subsidiaries and affiliates in the future, which may have an adverse impact on us.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our financial performance and the prices of our equity shares and ADSs could be adversely impacted. The Bank held contingency provisions of Rs. 131.0 billion at March 31, 2025. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

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

Our loans and advances to the retail segment constituted 53.1% of our gross advances (gross loans) at March 31, 2025. Our loans and advances to the rural finance segment were 5.7%, services-finance sector were 5.8%, the infrastructure sector (excluding power) were 2.7%, the wholesale/retail trade sector were 6.7%, and the power sector were 0.9% of our gross loans and advances at March 31, 2025.

Banks are subject to the Reserve Bank of India’s framework for large exposures with limits on exposure of banks to a single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0% of the bank’s available eligible capital base (i.e., Tier 1 capital) at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25.0% of the bank’s available eligible capital base at all times. At year-end fiscal 2025, our largest single counterparty accounted for 15.6% of our Tier I capital fund. The largest group of connected counterparties accounted for 18.7% of our Tier I capital fund.

Banks are also subject to the Reserve Bank of India’s guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. Borrowers to be considered for this purpose were those having an aggregate fund-based credit limit of Rs. 100.0 billion. Loans from banks in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning.

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

A material portion of our loans to corporate and retail customers are secured by collateral. See also “Business—Loan Portfolio—Collateral—Completion, Perfection and Enforcement”. Changes in asset prices may cause the value of our collateral to decline, and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, delays in the creation of security interests, defects or deficiencies in the perfection of collateral, including due to the inability to obtain approvals that may be required from various persons, agencies or authorities, fraudulent transfers by borrowers and other factors, including depreciation in the value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements.

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a application to an Indian court or tribunal. An application or, when made, a legal challenge to the foreclosure undertaken directly, may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event that a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary insolvency/winding up. Corporate borrowers may voluntarily, or by creditor action be admitted to the insolvency resolution process under the Insolvency and Bankruptcy Code, 2016. During the period of resolution under the Insolvency and Bankruptcy Code, 2016, there is a moratorium on foreclosure and other recovery proceedings by the lenders. In some cases we may foreclose on collateral in lieu of collecting the principal and interest due, but may experience delays in liquidating the collateral.

The Insolvency and Bankruptcy Code, 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the Reserve Bank of India’s prudential framework for resolution of stressed assets requires banks to implement a plan to resolve any overdue account within timelines as approved by the board and may include legal proceedings for insolvency or recovery. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. A few large accounts have been resolved under the Insolvency and Bankruptcy Code since fiscal 2019. However, uncertainties continue and there are delays in the resolution of accounts referred under the Insolvency and Bankruptcy Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may come down thus impacting the recovery of dues by lenders. There can be no assurance of the level of recovery, even in cases where a resolution is achieved.

In addition, for collateral we hold in jurisdictions outside India, the applicable laws and regulations in such jurisdictions may impact our ability to foreclose on collateral and realize its value. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our financial performance, our stockholders’ equity and the prices of our equity shares and ADSs.

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

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. A slower growth in low-cost deposits in the form of current and savings account deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. Introduction of higher deposit interest rates, by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive and this could adversely impact our cost of funds.

The Reserve Bank of India mandates the linking of interest rates on new floating rate retail loans and floating rate loans to micro and small enterprises, and floating rate loans to medium enterprises, to an external benchmark. Since our funding is primarily fixed rate, volatility in external benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin. At year-end fiscal 2025, approximately 54.0% of the Bank’s domestic loan portfolio was linked to external benchmarks.

We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries and affiliates, including ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, which have a portfolio of fixed income securities, and ICICI Securities Primary Dealership Limited, which is a primary dealer in Government of India securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks relating to India and other economic and market risks—A prolonged slowdown in economic growth in India could cause our business to suffer.”

High and increasing interest rates or greater interest rate volatility and differential movement between external benchmarks underlying loan pricing and our cost of funding may adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio as well as the operations of certain of our subsidiaries. On the other hand, lower interest rates may impact margins, given the competitiveness in mobilizing deposits could entail keeping deposit rates at an attractive level.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because, in a difficult or less liquid market environment, other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, some derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions and our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. The risk of future pandemics, climate change, geopolitical conflicts and related economic disruption have significantly complicated risk management for banks, including us, and we may not be able to effectively mitigate the changes in our risk exposures.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks relating to India and other economic and market risks—Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. We are rated by certain Indian rating agencies, which include CRISIL, CARE and ICRA, with a long-term rating of AAA and a stable outlook. However, there is no assurance that we will always be able to maintain the highest rating and any significant decline in our business or capital position or increase in non-performing loans could impact our rating or outlook. Any reduction in or withdrawal of our ratings may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information, relating to our ratings, see also “Business—Risk Management—Market Risk—Liquidity Risk.”

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

Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on acceptable terms. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks relating to India and other economic and market risks—Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.”

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We are regularly assessed by the Government of India’s tax authorities, and, on account of outstanding tax demands, we have included in our contingent liabilities Rs. 160.7 billion in additional taxes in excess of our provisions as of March 31, 2025. These additional tax demands mainly relate to income tax, service tax, goods and services tax, sales tax and value added tax and do not include further disputed tax assessments considered as remote. These further disputed tax assessments, where the possibility of liability arising has been considered remote based on favorable Supreme Court of India decisions in our own or other similar cases, amount to Rs. 133.7 billion, of which: Rs. 60.2 billion mainly relates to disallowance of provision for insurance claims, disallowance for non-deduction of tax on certain expenses, disallowance of exempt income, non-payment of goods and services tax on co-insurance premium, re-insurance commission, and motor salvage and reimbursement; Rs. 49.5 billion pertains to the demand on account of incorrect tax rate considered by tax authority; Rs. 21.8 billion mainly relates to tax on bad debts written off, broken period interest and penalties levied; and Rs. 2.2 billion pertaining to errors requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. Further, we are subject to various ongoing inquiries by the tax authorities through investigations and notices that mainly consist of levy of goods and services tax on services provided by the Bank to customers maintaining specified minimum balances in their deposit accounts. This is an industry wide issue, and ICICI Group is contesting its potential liability with the tax authorities. Tax-related inquiries are usually not included in contingent liabilities as the demanded amount is not yet established. However, we believe that, based on judicial precedent, such proceedings will not be upheld by judicial authorities.

We have contested all of these issues which are the subject matter of investigations initiated or unfavorable orders issued by the tax authorities. While we expect that no additional liability will arise out of these matters based on our consultations with tax counsel, favorable decisions in our own and other cases and as per an internal assessment conducted by ICICI Group, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the prices of our equity shares and ADSs.

Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers and expose us to litigation or regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, specific credit exposures, the level of non-performing loans, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators, investigative agencies, courts and community organizations in response to that conduct. Being a large financial services organization, we are exposed to media coverage and public scrutiny of our business practices, our Board of Directors, key management personnel, policies and actions. Although we take steps to minimize reputation risk in dealing with such events, we are inherently exposed to this risk.

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

The loan portfolios of our international branches and banking subsidiaries include foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) and their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and banking subsidiaries, also exposed to a variety of credit risks in local markets, where our expertise and experience may be limited. Our international profile has also increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements, and it may not be possible to predict the timing or nature of such changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.” Business opportunities in these jurisdictions will also determine the growth in our operations.

Global developments including tariffs and other trade disputes could impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. Our international branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured and other mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. Our international branches and banking subsidiaries have also made investments in bonds, certificates of deposit, mortgage-backed securities, treasury bills and asset-backed commercial paper.

Our international business strategy currently focuses on the non-resident Indian community and on India-linked business. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and granularity of business. There can be no assurance of our successful execution of this strategy. Moreover, the risk of future pandemics and financial crises may also increase challenges for our international branches and banking subsidiaries. If we are unable to manage these risks, our business would be adversely affected. The classification of the loan portfolio of our international branches and banking subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The growth of our retail, rural and small business loan portfolios exposes us to increased risks within India, including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational, fraud, regulatory and legal risks. We continue to focus on scaling up our retail lending volumes and have seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. Retail lending, including unsecured retail credit, has been an important driver of growth for the Indian banking system. We have also entered into partnerships with technology companies with large customer bases to offer co-branded credit products and as well as with non-banking financial companies for co-origination and/or purchases of loans. We intend to continue to pursue similar partnerships.

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

Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes or changes in market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our income streams and ability to grow our business. Our fee income from distribution of third-party financial products is dependent on applicable regulations, the demand for these products and our distribution strategy for banking and third party products.

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

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. The emergence of new platforms, or new operating models or new types of banks or other entities offering digital banking solutions, are trends that could increase competitive pressures on banks, including us. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share or reduced profitability or both, for existing players. There is no assurance that we will be able to continue to respond promptly to new technological developments and be in a position to participate in new market opportunities or dedicate resources to upgrade our systems and compete with new players entering the market. See also “—Risks relating to technology—The growing use of technology in banking and financial services creates additional risks of competition, reliability and security”.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including non-compliance with internal processes, clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast-changing environment, and management as well as our regulators are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail, small business and rural lending, our international business and our insurance businesses, and our extensive use of digital technology, expose us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. Our inability to manage operational risk and ensure the resilience of our systems and infrastructure may lead to regulatory action against us. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence on automated systems to record, process and monitor and/or review transactions may further increase the risk that technical system flaws, employee tampering, manipulation of those systems and deficiency in access control management will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for instance, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us.

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

Our failure to establish, maintain and apply an adequate internal control over financial reporting could have a material adverse effect on our reputation, business, financial condition or results of operations.

We are responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by the U.S. Securities and Exchange Commission and applicable GAAP. Our management is required to assess the effectiveness of our internal control over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm must conduct an audit to evaluate and render an opinion on the effectiveness of our internal control over financial reporting. See “Management—Summary Comparison of Corporate Governance Practices—Management’s Report on Internal Control Over Financial Reporting”.

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

Certain of our borrowers enter into derivatives contracts to manage their foreign exchange risk exposures. Volatility in exchange rates may result in increased mark-to-market losses in derivatives transactions for our clients. Upon the maturity or premature termination of the derivatives contracts, these mark-to-market losses become receivables owed to us. Consequently, we become exposed to various kinds of risks including, but not limited to, credit risk, market risk and exchange risk.

Exchange rates are impacted by a number of factors including volatility of international capital markets, geopolitical events, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets.

During fiscal 2024, the rupee depreciated to Rs. 83.40 per U.S. dollar at March 31, 2024 from Rs. 82.18 per U.S. dollar at March 31, 2023. The higher for longer narrative for U.S. rates helped in keeping the dollar stronger throughout the year, with dollar index appreciating by 1.9% during fiscal 2024. In fiscal 2025, the rupee further depreciated to Rs. 85.48 per U.S. dollar at March 28, 2025. The depreciation in the rupee was on account of capital flows from October 2024 onwards. See also “—Risks relating to our business—Any adverse impact on India’s external position due to an increase in the price of crude oil, the current account deficit, the outflow of foreign capital or exchange rate volatility could adversely affect the Indian economy, which could adversely affect our business”.

Some of our borrowers with foreign exchange and derivatives exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivatives risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

Further, any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate, may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy. Prolonged periods of volatility in exchange rates, reduced liquidity and high interest rates could adversely affect our business, our financial performance and the prices of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged.

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

We may also increase or reduce our shareholding in our subsidiaries and affiliates, or divest other existing businesses wholly or partially, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. Mergers and acquisitions by our subsidiaries could lead to reduction in our shareholding in such subsidiaries (including to below majority ownership in certain subsidiaries), and, under applicable laws, may require us to reduce our shareholding to 30.0% or less unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions including divestment to the required level of 30.0% within a specified timeframe. During fiscal 2022, following the completion of a previously announced all-stock merger by ICICI Lombard General Insurance Company Limited, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited decreased to 48.1%, and ICICI Lombard General Insurance Company Limited ceased to be a subsidiary of the Bank. In May 2023, the Board of the Bank approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to receipt of necessary regulatory approvals. During fiscal 2024, the Bank received regulatory approval and through the stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding of more than 50.0%. Consequently, ICICI Lombard General Insurance Company Limited ceased to be an affiliate and became a subsidiary of the Bank.

At March 31, 2024, the Bank held 74.73% of the equity shares of its broking subsidiary, ICICI Securities with the remaining 25.27% of the equity shares held by public shareholders. In June 2023, the Boards of Directors of the Bank and ICICI Securities approved a scheme of arrangement for delisting of equity shares of ICICI Securities (the “Scheme”) under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals. Following the receipt of necessary approvals, with effect from March 24, 2025, ICICI Securities has become a wholly owned subsidiary of the Bank and has been delisted from the stock exchanges. On March 26, 2025, the Bank allotted its equity shares to the public shareholders of ICICI Securities as of the record date, in accordance with the swap ratio of 67 to 100, as provided in the Scheme.

On May 8, 2025, the Board of Directors of ICICI Venture Funds Management Company Limited (“ICICI Venture”) and the Board of Directors of ICICI Prudential Asset Management Company, in their respective meetings, approved, in principle, a proposal to transfer the private equity, venture capital and real estate fund management businesses of ICICI Venture to ICICI Prudential Asset Management Company. ICICI Venture would continue to undertake certain advisory activities as well as manage certain residual funds. The proposed transaction would enable the offering of an integrated full range of investment asset classes, including private equity, by ICICI Prudential Asset Management Company. The transaction would be subject to the receipt of requisite regulatory and other approvals, completion of other procedures and entering into the necessary agreements.

In February 2025, the Bank’s joint venture partner Prudential PLC, made an announcement regarding a potential listing of and partial divestment of its stake in ICICI Prudential Asset Management Company, subject to market conditions, requisite approvals and other considerations. However, the Bank intends to retain our majority shareholding in ICICI Prudential Asset Management Company. In June 2025, the Board of Directors of the Bank had approved purchase of up to 2.0% additional shareholding in the ICICI Prudential Asset Management Company, subject to receipt of requisite approvals. This purchase will primarily be towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by the ICICI Prudential Asset Management Company.

ICICI Prudential Asset Management Company (“the Company”) has filed a Draft Red Herring Prospectus (“DRHP”) dated July 8, 2025 with Securities and Exchange Board of India, BSE Limited and National Stock Exchange of India Limited for an initial public offering (“IPO”) comprising of an offer for sale (“OFS”) of equity shares held by Prudential Corporation Holdings Limited (“PCHL”) in the Company, representing up to 10% of the equity share capital of the Company. The IPO and the amount of the OFS shall be subject to market conditions, requisite approvals and other considerations. Additionally, on July 8, 2025, the Bank has entered into an inter-se agreement with PCHL stating its intention to purchase up to 2% of fully diluted pre-IPO share capital of the Company from PCHL, prior to the consummation of the IPO. This would be subject to finalization amongst both parties of relevant terms, requisite corporate and statutory approvals as may be required by each of the parties, applicable law and other considerations.

The Board of Directors of the Bank at its board meeting held on July 19, 2025, approved the acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited (ICICI PFM) from ICICI Prudential Life Insurance Company Limited to make ICICI PFM a wholly owned subsidiary of the Bank, subject to RBI, PFRDA and other necessary approvals. The Board of Directors of ICICI Prudential Life Insurance Company Limited has at their meeting on July 19, 2025, approved the sale of entire 100% of equity shareholding held in the Bank, subject to approval of the regulatory and statutory authorities, as per applicable regulations. ICICI PFM is a registered pension fund manager under the National Pension Scheme (NPS). Pension Fund Regulatory & Development Authority had provided approval to ICICI PFM to act as a point of presence under NPS distribution and servicing for public at large through physical as well as online platform. Currently, ICICI Prudential Life Insurance Company Limited holds 100% in ICICI PFM.

Any future acquisitions or mergers or takeovers, whether by us or our subsidiaries, may involve a number of risks that may include the possibility of a deterioration of asset quality, quality of business and business operations, financial impact of employee related liabilities, changes in economic and financial market conditions, and diversion of our management’s attention required to integrate the acquired business. Risks may also include the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets. We are also at risk of liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices. Some or all of these risks could have an adverse effect on our business or that of our subsidiaries.

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

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our financial performance and the prices of our equity shares and ADSs.

We and the other entities in ICICI Group, or our or their directors or officers, are often involved in civil and criminal litigation in India and in the other jurisdictions in which we operate for various reasons, which generally arise because we seek to recover amounts due from borrowers or because customers seek claims against us or disputes may arise in connection with financial services. In certain instances, former employees have instituted legal and other proceedings against us. The majority of these cases arise in the normal course of business, and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or prices of our equity shares and ADSs. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible, but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. Whenever we consider it appropriate and the legal or regulatory guidelines so permit, we may seek to settle or compound legal or regulatory proceedings through consensual process with the concerned claimant or regulator, which may entail monetary payment or receipt or agreeing to non-monetary terms. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in, or the outcomes of any of the litigation or other proceedings or of any settlement or compounding of legal or regulatory proceedings in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

See also, “—Risks relating to our business—A determination against us in respect of disputed tax assessments may adversely impact our financial performance.” and “Business—Legal and Regulatory Proceedings”.

We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The Bank’s branch network in India increased from 6,523 branches at March 31, 2024 to 6,983 branches at March 31, 2025. Although we plan to leverage our extensive geographical reach to support growth in our business, our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—Risks relating to our business—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances and revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

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

The loss of any member from our senior management, including directors and key personnel, can have a material impact on our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs. If we or one of our business units or other functions fail to staff operations appropriately or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. We have recently made several changes to our human resource management practices, including key performance indicators, unit-level operating flexibility and accountability and a shift from grades to functional designations at senior levels, aimed at greater agility and synergy across the organization. There can be no assurance that these measures will be successful in meeting the desired objectives.

A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options and dependent on the market price of our equity shares. We introduced an employee stock unit scheme aimed primarily at up to the middle-level management employees pursuant to which stock units will be issued at the face value of Rs. 2.0 per unit, with phased vesting of units based upon the continuation of the employee. However, increased competition, including the entry of new banks into an already competitive sector, may affect our ability to hire and retain qualified employees. See also “Business—Employees”.

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

The emergence of technologies including AI and generative AI presents both potential risk and opportunities. Our failure to appropriately respond to these emerging technologies may adversely impact our business, financial results, our shareholders’ equity, the prices of our equity shares and the prices of our bonds.

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

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Some of the newer technologies like AI and quantum computing, which harnesses the laws of quantum mechanics, solve problems that are too complex for classical computers. Large scale AI disruptions have the potential to improve technological advantages by swiftly processing data through real-time analytics, ultimately leading to enhanced customer experience, optimized operations and predictive risk analysis. However, cyber attacks using AI technology present a substantial threat due to their ability to identify vulnerabilities faster using sophisticated attack methods and adapt real-time, evading traditional security measures. Encryption tools are used to secure online communications between parties from any possible attackers. Newer technologies could pose a threat to the existing encryption protocols and could lead to unauthorized access to internal data.

Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner. We also face cybersecurity risks which could result in direct loss of money of the Bank and/or its customers due to cyber attacks, potentially resulting in penalties and restrictions on business as well as reputational risks for the Bank.

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

At March 31, 2025, we owned 51.0% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company, and 51.6% of the equity shares of our general insurance subsidiary, ICICI Lombard General Insurance Company Limited.

Although our insurance businesses are profitable and we currently do not anticipate that they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Risks relating to our insurance subsidiaries— Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information” and “—Risks relating to our insurance subsidiaries—Loss reserves for our general insurance subsidiary’s business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.” Our insurance subsidiaries may also explore mergers and acquisitions which may lead to possible issuance of equity shares. Issuance of additional equity shares for these or any other reasons would reduce our shareholding unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s and various other regulations on capital adequacy and guidelines on financial services provided by banks that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India and/or other regulators or government institutions, as applicable.

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

The Indian life insurance sector has experienced significant regulatory changes over the years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. The regulatory changes, apart from impacting the business strategy, have also resulted in reduced profit margins on life insurance products and, in future, may also result the same. Our life insurance subsidiary’s growth and profitability depend on various factors, including the mix of products in its portfolio, its relationship with various distribution partners, regulatory changes and market movements. ICICI Bank is a corporate agent of its insurance subsidiary and accounts for less than 15.0% of the business volumes of its life insurance subsidiary based on premium equivalent for fiscal 2025. The life insurance subsidiary’s business is well-diversified across its product mix and distribution mix. While the subsidiary has been making profits since fiscal 2010, there can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

We conduct our general insurance business through our general insurance subsidiary, ICICI Lombard General Insurance Company Limited. ICICI Lombard General Insurance Company Limited’s growth, profitability and return on equity depends on various factors, including but not limited to the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners/intermediaries and credit-worthy reinsurers, continuation of support by the Government of India of certain insurance schemes to the extent applicable, maintenance of continued reputation and goodwill with customers including well managed customer concentration risk, regulatory changes and their compliance/implications, climate change factors, changes to tax positions or judgements/tax orders, minimization of losses attributable to internal and external frauds and market movements. There can be no assurance of the future rates of growth, solvency and profitability in the insurance business and various global geopolitical environments and considerations may also influence the same, amongst other pertinent internal and external factors. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs.” and “Supervision and Regulation—Regulations Governing Insurance Companies.”

Further, the IRDAI has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change its distribution strategies, which, amongst other factors, may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, the impact from any future catastrophes and epidemics or pandemics, any adverse impact from regulatory changes in future or customer dissatisfaction with our insurance products including but not limited to lack of required innovation in products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

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

While our life insurance subsidiary monitors its experience and assumptions, events such as the COVID-19 pandemic are not anticipated in setting life insurance reserves. Higher claims due to any such pandemic in the future could have an adverse impact on the earnings and net worth of the subsidiary.

Loss reserves for our general insurance subsidiary’s business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

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

Reserves are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in claims handling procedures, legal environment, social attitudes, results of litigation, costs of repairs, changing trends in medical costs, minimum wages and other factors including, but not limited to, changing trends in inflation and exchange rates. Our general insurance company’s reserves for environmental and other latent claims are particularly subject to such variables. The results of operations of our general insurance company depend significantly upon the extent to which its actual claims experience is consistent with the assumptions it uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that its actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, it may be required to increase its reserves, which may materially adversely affect its results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance company also conducts reviews of all lines of business to consider the adequacy of reserve levels, on a regular defined basis. Based on current information available and on the basis of internal procedures, for example, multiple diagnostics, the management of our general insurance company considers that these reserves are reasonably adequate. The management also follows a philosophy of keeping margins for adverse deviations over and above the best estimates of the ultimate liability to protect against any unknown events which are not yet reflected in the past data. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance company. Such adverse effect may also impact the valuation of our general insurance company by existing or potential investors, and the valuation at which any future monetization of our shareholding in the general insurance company may take place, if at all. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance entities or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe and/or various climate change events.

Portions of our general insurance business may cover losses from unpredictable events such as hurricanes, windstorms, epidemics, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism, and epidemics or pandemics and/or various climate change events. The incidence and severity of these catastrophes in any given period are inherently unpredictable. Although reserves are established after an assessment of potential losses relating to catastrophes covered, there is no assurance that such reserves would be sufficient to pay for all related claims of catastrophes and/or various climate change events.

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

Our general insurance company’s operations are exposed to claims relating to catastrophes and epidemics or pandemics and/or climate change events. Continuing higher claims related to COVID-19 may adversely impact the profitability of our general insurance company.

Although our insurance subsidiaries monitor their overall exposure to catastrophes and epidemics and other unpredictable events in each geographic region and determine, allowing for calibration/re-calibration of their underwriting limits related to insurance coverage for losses from such events, the insurance subsidiaries generally seek to reduce their exposure through the purchase of reinsurance, selective and focused underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes and epidemics or pandemics or climate change events in future may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or credit rating or the results of our operations.

Risks Relating to ADSs and Equity Shares

ADS holders may be restricted in their ability to exercise voting rights and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

Unlike in the past, the depositary will not exercise the voting rights as instructed by our board of directors. We are currently seeking to amend the deposit agreement (as amended, the “Amended Deposit Agreement”) to allow our ADS holders to exercise their voting rights through the depositary. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The amendment to the deposit agreement is subject to the approval of the RBI. It is uncertain how long it would take for RBI to grant us the approval to effectuate the Amended Deposit Agreement. Upon effectiveness of the Amended Deposit Agreement after obtaining RBI's approval, we will file an amendment to Form F-6. Until RBI’s approval of such amendment and effectiveness of the Amended Deposit Agreement, our ADS holders continue to have no voting rights. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. See also “Major shareholders”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

In 2020, we raised Rs. 150.00 billion (US$ 2.0 billion) of equity capital through a Qualified Institutions Placement. In March 2025, in accordance with the Scheme among ICICI Bank, ICICI Securities and their respective shareholders for delisting of equity shares of ICICI Securities, the Bank allotted 56 million equity shares of Rs. 2 each, including 52 thousand equity shares towards fractional entitlements, to the public shareholders of ICICI Securities as of the record date, in accordance with the approved equity swap ratio as provided in the Scheme. We may in the future conduct additional equity offerings to fund the growth of our business. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employees Stock Option Scheme and 101 million units can be granted under the Employees Stock Unit Scheme. We constantly evaluate different financing options and any future issuance of equity shares or ADSs or exercise of employee stock options that would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

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

Any substantial sale of our equity shares by any large shareholder could adversely affect the prices of our equity shares and ADSs. See also “Major Shareholders”. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for a single shareholder of 26.0%. Deutsche Bank Trust Company Americas held 18.7% of our equity shares at June 30, 2025. Unlike in the past, the depositary will not exercise the voting rights as instructed by our board of directors. We are currently seeking to amend the deposit agreement to allow our ADS holders to exercise their voting rights through the depositary. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The amendment to the deposit agreement is subject to the approval of the RBI. It is uncertain how long it would take for RBI to grant us the approval to effectuate the Amended Deposit Agreement. Upon effectiveness of the Amended Deposit Agreement after obtaining RBI's approval, we will file an amendment to Form F-6. Until RBI’s approval of such amendment and effectiveness of the Amended Deposit Agreement, our ADS holders continue to have no voting rights. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. See also “Major shareholders”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. For example, following the outbreak of the COVID-19 pandemic in early 2020, the benchmark S&P BSE Sensex declined during the three months ended March 31, 2020 by 28.6%. Even before the volatility caused by the COVID-19 pandemic, volatility in the Indian stock markets have created temporary concerns regarding the price or liquidity of our equity shares and ADSs. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

There may be different company information available in Indian securities markets than in securities markets in the United States and the continued listing of our securities in US markets is subject to various considerations.

There is a difference between India and the United States in the level of regulation and monitoring of the securities markets and the activities of investors, brokers and other market participants. The Securities and Exchange Board of India is responsible for improving disclosure and regulating insider trading and other matters for the Indian securities markets. There may, however, be different publicly available information about Indian companies than is regularly made available by public companies in the United States. The regulations applicable to us as a result of the listing of our ADS on the NYSE are subject to possible change and policy risks. For example, the SEC has recently issued a concept paper seeking comments on possible changes in rules relating to foreign private issuers, such as us. The continued listing of our securities in US markets is thus subject to various considerations such as applicable regulations, costs and business and financing strategies.

Major Shareholders

Shareholding Structure and Relationship with Government of India

The following table sets forth, at June 30, 2025, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	5.2	369,916,308
Other Government-controlled institutions, insurance companies, reinsurers, corporations and banks	0.5	36,588,616
Total government-controlled shareholders	5.7	406,504,924

Other Indian Investors:
SBI Mutual Fund	4.9	351,937,913
ICICI Prudential Mutual Fund	3.7	264,060,261
HDFC Mutual Fund	3.1	218,451,304
National Pension Scheme Trust	2.2	159,846,194
UTI Mutual Fund	2.0	145,714,025
Nippon Life India Mutual Fund	1.8	131,399,445
SBI Life Insurance Company Limited	1.2	87,885,000
Kotak Mutual Fund	1.1	80,940,223
Aditya Birla Sun Life Mutual Fund	1.1	76,206,194
Axis Mutual Fund	1.0	72,534,173
Other mutual funds and alternative investment funds	6.0	423,644,226
Private sector insurance companies other than SBI Life Insurance Company	2.0	138,622,035
Other private sector corporations and financial institutions	0.9	63,171,031
Investor education protection fund	0.1	9,501,264
Individual domestic investors(1),(2)	6.0	423,012,911
Total other Indian investors	37.1	2,646,926,199
Total Indian investors	42.8	3,053,431,123

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	18.7	1,337,687,789
Government of Singapore	1.7	118,584,915
Government Pension Fund Global	1.5	104,350,431
Vanguard Total International Stock Index Fund	1.1	76,258,583
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	34.2	2,445,226,671
Total foreign investors	57.2	4,082,108,389
Total	100.0	7,135,539,512

__________________

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.02% of ICICI Bank’s equity shares at June 30, 2025.

(2)	No single shareholder in this group owned 1.0% or more of ICICI Bank’s equity shares at June 30, 2025.

The holding of government-controlled shareholders was 5.7% on June 30, 2025 against 6.4% at June 30, 2024, and 6.9% at June 30, 2023. The holding of Life Insurance Corporation of India was 5.2% on June 30, 2025 against 5.8% at June 30, 2024 and 6.1% at June 30, 2023.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association include a provision for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. At present, there is no representative of the government of India on our Board. On June 30, 2025, we do not have government guaranteed borrowings outstanding. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 37.1% at June 30, 2025 against 36.9% at June 30, 2024 and 37.4% at June 30, 2023. The total holding of Indian investors was 42.8% at June 30, 2025 against 43.4% at June 30, 2024 and 44.3% at June 30, 2023. The holding of foreign investors was 57.2% at June 30, 2025 against 56.6% at June 30, 2024 and 55.7% at June 30, 2023. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has established a limit of 26.0% on the voting rights of a single shareholder in a banking company. Deutsche Bank Trust Company Americas holds the equity shares represented by about 669 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares (“ADS”). The ADS are listed on the New York Stock Exchange. The Depositary held 18.7% of our equity shares on June 30, 2025. Unlike in the past, the depositary will not exercise the voting rights as instructed by our board of directors. We are currently seeking to amend the deposit agreement to allow our ADS holders to exercise their voting rights through the depositary. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The amendment to the deposit agreement is subject to the approval of the RBI. It is uncertain how long it would take for RBI to grant us the approval to effectuate the Amended Deposit Agreement. Upon effectiveness of the Amended Deposit Agreement after obtaining RBI's approval, we will file an amendment to Form F-6. Until RBI’s approval of such amendment and effectiveness of the Amended Deposit Agreement, our ADS holders continue to have no voting rights. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. See also “Major shareholders”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”. Except as stated above, no shareholder has differential voting rights. See also “Supervision and Regulation—Ownership and Voting Restrictions”.

Related Party Transactions

In fiscal 2025, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

For fiscal 2025, the following parties were identified as our associates/other related entities: Arteria Technologies Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)1 (“FISERV”), NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited2, ICICI Foundation for Inclusive Growth, Cheryl Advisory Private Limited, Chamunda Diamonds3, Procedium Strategy LLP4 and FactoryOS Private Limited4.

1.	The Bank had executed a share purchase agreement for sale of its entire shareholding of 19.0% in the equity shares of FISERV, an associate of the Bank, on March 29, 2025. The share transfer was subsequently completed and FISERV ceased to be an associate of the Bank effective April 17, 2025.

2.	Comm Trade Services Limited ceased to be a related entity from Q1-2025.

3.	Chamunda Diamonds considered as a related entity from Q1-2025.

4.	Procedium Strategy LLP and FactoryOS Private Limited are considered as related entities from Q4-2025.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2025: Mr. Sandeep Bakhshi, Mr. Sandeep Batra, Mr. Rakesh Jha and Mr. Ajay Kumar Gupta. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, children’s spouses, grand-children, grand-children’s spouses, siblings, sibling’s spouses, parents, maternal grandparents, paternal grandparents and members of a Hindu undivided family. We have applied the Indian GAAP standard and Reserve Bank of India Act, 1934 in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2025, we received insurance premiums from our associates/other related entities amounting to Rs. 20 million, from our key management personnel amounting to Rs. 0.4 million and from the close family members of our key management personnel amounting to Rs. 6 million. The premiums received covered life insurance, group term insurance and investment linked insurance plans. The material transactions during fiscal 2025 included Rs. 15 million premium received from ICICI Foundation for Inclusive Growth, Rs. 3 million premium received from India Infradebt Limited and Rs. 5 million premium received from Ms. Aparna Gupta, a close family member of Mr. Ajay Kumar Gupta.

During fiscal 2025, we paid claims including maturity, annuity and policy surrender value to our associates/other related entities amounting to Rs. 4 million and to our key management personnel amounting to Rs. 0.6 million. The material transactions during fiscal 2025 included Rs. 4 million paid to ICICI Foundation for Inclusive Growth and Rs. 0.5 million paid to Mr. Sandeep Bakhshi.

Income from services rendered

During fiscal 2025, we earned income amounting to Rs. 328 million for services rendered to our associates/other related entities, Rs. 2 million from our key management personnel and Rs. 0.1 million from the close family members of our key management personnel. The income primarily relates to marketing and promotion fees, sponsorship and banking service fees, arranger fees and bank charges. The material transactions during fiscal 2025 included Rs. 277 million of income from services rendered to FISERV and Rs. 50 million of income from services rendered to India Infradebt Limited.

Income from Shared Services

During fiscal 2025, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from ICICI Foundation for Inclusive Growth amounting to Rs. 27 million.

Expenses for services received

During fiscal 2025, we paid brokerage fees and other expenses to our associates/other related entities amounting to Rs. 1.2 billion. These expenses primarily pertain to merchant management fees, subsidy and commission expenses. The material transactions during fiscal 2025 included Rs. 1.1 billion in expenses for services paid to FISERV and Rs. 143 million in expenses for services paid to Arteria Technologies Private Limited.

Investments in Securities Issued by Related Parties

During fiscal 2025, we invested Rs. 27.5 billion in securities issued by India Infradebt Limited.

Redemption/buyback of Investments

During fiscal 2025, we received Rs. 328 million from our associates/other related entities on account of redemption of venture fund units. The material transactions during fiscal 2025 included Rs. 185 million from India Advantage Fund- IV and Rs. 143 million from India Advantage Fund- III.

Interest Expenses

During fiscal 2025, we paid interest on bond borrowings and deposits accepted to our associates/other related entities amounting to Rs. 84 million, to our key management personnel amounting to Rs. 22 million and to the close family members of our key management personnel amounting to Rs. 10 million. The material transactions during fiscal 2025 included Rs. 29 million of interest paid to FISERV, Rs. 21 million of interest paid to Arteria Technologies Private Limited, Rs. 18 million of interest paid to ICICI Foundation for Inclusive Growth, Rs. 16 million of interest paid to NIIT Institute of Finance, Banking and Insurance Training Limited and Rs. 17 million of interest paid to Mr. Rakesh Jha.

Interest Earned

During fiscal 2025, we received Rs. 643 million in interest on investments in bonds and loans from our associates/other related entities and Rs. 2 million from our key management personnel. The material transactions during fiscal 2025 included Rs. 634 million of interest received from India Infradebt Limited.

Purchase of Fixed assets

During fiscal 2025, we purchased fixed assets from Arteria Technologies Private Limited amounting to Rs. 3 million.

Dividend Income

During fiscal 2025, we received dividend income from India Infradebt Limited amounting to Rs. 107 million.

CSR expenses

During fiscal 2025, we paid corporate social responsibility related expenses to ICICI Foundation for Inclusive Growth amounting to Rs. 9.1 billion.

Dividend Paid

During fiscal 2025, we paid Rs. 14 million in dividends to our key management personnel and Rs. 8 million in dividends to the close family members of our key management personnel. Dividends paid included: Rs. 4 million to Mr. Sandeep Bakshi, Rs. 4 million to Mr. Sandeep Batra, Rs. 1 million to Mr. Rakesh Jha, Rs. 6 million to Mr. Ajay Kumar Gupta and Rs.4 million to Mr. Shivam Bakhshi, a close family member of Mr. Sandeep Bakhshi.

Reimbursement of expenses paid

During fiscal 2025, we reimbursed official expenses of Rs. 2 million to our key management personnel. The material transactions during fiscal 2025 included Rs. 0.6 million to Mr. Rakesh Jha, Rs. 0.7 million to Mr. Sandeep Batra and Rs. 0.8 million to Mr. Ajay Kumar Gupta.

Value of ESOPs exercised

During fiscal 2025, our key management personnel exercised ESOPs amounting to Rs. 477 million. The value of ESOPs exercised during fiscal 2025 by Mr. Sandeep Bakhshi was Rs. 214 million, by Mr. Sandeep Batra was Rs. 121 million, by Mr. Rakesh Jha was Rs. 100 million, and by Mr. Ajay Kumar Gupta was Rs. 42 million.

Volume of fixed deposits accepted

During fiscal 2025, the volume of fixed deposits accepted from our associates/other related entities amounted to Rs. 16.9 billion, the volume of fixed deposits accepted from our key management personnel amounted to Rs. 310 million and the volume of fixed deposits accepted from the close family members of our key management personnel amounted to Rs. 90 million. The material transactions during fiscal 2025 were Rs. 16.3 billion of fixed deposits accepted from FISERV.

Forex/swaps/derivatives and forwards transactions entered (notional value)

During fiscal 2025, we entered into forex/swaps/derivatives and forwards transactions with our associates/other related entities amounting to Rs. 764 million. The material transactions during fiscal 2025 were Rs. 647 million with FISERV and Rs. 116 million with Arteria Technologies Private Limited.

Guarantees/letters of credit given by ICICI Group

During fiscal 2025, we gave guarantees to ICICI Foundation for Inclusive Growth amounting to Rs. 140 million.

Capital Infusion

During fiscal 2025, the group infused capital in Arteria Technologies Private Limited amounting to Rs. 6 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2025
	(in million)
Deposits accepted from related parties held by us	Rs.	1,385
Payables to related parties		5,102
Our investments in related parties		12,735
Investments of related parties in ICICI Group		—
Loans and advances to related parties(2)		73
Receivables from related parties		221
Guarantees issued by us for related parties		198

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2025
		(in million)
Deposits accepted from key management personnel	Rs.	497
Payables to key management personnel		0.2
Investments in our shares held by key management personnel		3
Loans and advances to key management personnel(3)		45
Receivables from close family members of key management personnel		—

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2025
		(in million)
Deposits accepted from close family members of key management personnel	Rs.	187
Payables to close family members of key management personnel		1
Investments in our shares held by close family members of key management personnel		6
Loans and advances to close family members of key management personnel(2)		1
Receivables from close family members of key management personnel(1)		0.0

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2025
		(in million)
Deposits accepted from key management personnel	Rs.	727
Payables to key management personnel		0.2
Investments in our shares held by key management personnel		3
Loans and advances to key management personnel(3)		69
Receivables from close family members of key management personnel		0.1

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2025
		(in million)
Deposits accepted from close family members of key management personnel	Rs.	197
Payables to close family members of key management personnel		2
Investments in our shares held by close family members of key management personnel		6
Loans and advances to close family members of key management personnel(2)		7
Receivables from close family members of key management personnel(1)		0.0

__________________

(1)	Insignificant amount.

(2)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking, and private equity products and services through our specialized subsidiaries. Our consolidated total assets at year-end fiscal 2025 was Rs. 26,422.4 billion. Our consolidated capital and reserves and surplus including employees’ stock options outstanding at year-end fiscal 2025, was Rs. 3,139.1 billion and our consolidated net profit (after minority interest) for fiscal 2025 was Rs. 510.3 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to large corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 6,983 branches and 16,285 ATMs and cash recycler machines in India at year-end fiscal 2025.

The overseas offices of the Bank complement the India business centers by providing coverage and service to Non-Resident Indians (“NRI”) and India-linked businesses. These overseas offices focus on four key pillars, namely (a) the NRI ecosystem serving the Indian diaspora globally for their banking needs in India (including deposits and remittances); (b) the Multinational Corporates (“MNC”) and Global Capability Centres (“GCC”) ecosystem, assisting foreign MNCs with setting up offices in India for manufacturing/ services and the Indian MNCs present overseas for their banking requirements; (c) the Institutional ecosystem, capturing fund flows into India through the Foreign Portfolio Investment (“FPI”) and Foreign Direct Investment (“FDI”) route and (d) the Trade ecosystem, comprising primarily India-linked cross-border trade transactions. At year-end fiscal 2025, we had banking subsidiaries in the United Kingdom and Canada, branches in the United States (New York), Dubai International Finance Centre, Bahrain, Hong Kong, Singapore, China, Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and IFSC Banking Unit, Gandhinagar, Gujarat. At year-end fiscal 2025, we had representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), the United States (Texas and California), Nepal, Bangladesh, Sri Lanka, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. See also “Risk factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations”.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps.

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited, provide a wide range of life insurance, general insurance and asset management products respectively.

The Bank’s holding in ICICI Lombard General Insurance Company Limited was 48.0% at March 31, 2023. In May 2023, the Board of Directors of ICICI Bank Limited approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to regulatory approvals. During fiscal 2024, the Bank increased its shareholding in ICICI Lombard General Insurance Company to over 50.0%. Consequently, ICICI Lombard General Insurance Company Limited ceased to be an affiliate and became a subsidiary of the Bank, effective as of February 29, 2024.

Our subsidiary ICICI Securities is engaged in equities underwriting, securities broking and distribution of financial products. Our subsidiary ICICI Securities Primary Dealership Limited is engaged in underwriting and primary dealership of government securities. Our private equity fund management subsidiary, ICICI Venture, manages funds that make private equity investments. At March 31, 2024, the Bank held 74.7% of the equity shares of its broking subsidiary, ICICI Securities, with the remaining 25.3% of the equity shares held by public shareholders. In June 2023, the Boards of Directors of the Bank and ICICI Securities approved the Scheme for delisting of equity shares of ICICI Securities under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals. Following the receipt of required approvals, with effect from March 24, 2025, ICICI Securities Limited has become a wholly owned subsidiary of the Bank and its shares have been delisted from the stock exchanges. On March 26, 2025, the Bank allotted its equity shares to the public shareholders of ICICI Securities as on the Record Date, in accordance with the swap ratio of 67 to 100, as provided in the Scheme.

Our legal name is ICICI Bank Limited, but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 4008 6173 and our website address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akshay Chaturvedi, Country Head, ICICI Bank Limited, New York Branch, 575 Fifth Avenue, 26th floor, Suite 2600, New York, New York 10017.

History

ICICI was formed in 1955 at the initiative of the World Bank, the Government of India and Indian industry representatives. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and other group companies, offered a wide variety of products and services. ICICI Bank was incorporated in 1994 as a part of ICICI group. ICICI and ICICI Bank merged in 2002.

Strategy

In fiscal 2025, we maintained our strategic focus on profitable growth in business within the guardrails of risk and compliance. We grew our credit portfolio with a focus on granularity and saw healthy growth across our retail and business banking and wholesale portfolios. We continued to focus on holistically serving our clients and their ecosystems. We sought to maintain and enhance our liability franchise. We focused on maintaining a resilient balance sheet with sufficient liquidity, prudent provisioning and healthy capital adequacy. Our capital adequacy ratios on March 31, 2025 were significantly above regulatory requirements.

Going forward, we will continue with our strategic focus on growing the profit before tax excluding treasury (calculated as Profit before tax less Income from treasury-related activities, both reported separately in Operating Results Data). Our Risk Appetite and Enterprise Risk Management framework sets out our risk appetite, including a limit framework for various risk categories. The Bank continues to emphasize strengthening its operational resilience to facilitate the seamless delivery of services to customers. We maintain our focus on growing our loan portfolio in a granular manner based on risk and reward, with focus on return of capital and containment of provisions within targeted levels. We have no specific targets for loan mix or segment-wise loan growth. We aim to continue to grow our deposit franchise, maintain a stable and healthy funding profile and our competitive advantage in cost of funds.

We see significant opportunities for profitable growth across various sectors of the Indian economy.

The Bank’s strategic approach is based on three pillars of principles, coverage and delivery framework as described below:

Principles

Building trust with all stakeholders is critical to the Bank’s strategic objectives. Integrity, transparency and fairness continue to be core in serving customers.

Return of Capital

The Bank is focused on the principle of ‘Return of Capital’ emphasizing the need to prioritize conservation of capital. The approach of onboarding quality counterparties has provided an impetus to maintaining resilient growth in business while protecting capital.

Fair to Customer, Fair to Bank

The principle of ‘Fair to Customer, Fair to Bank’ emphasizes the need to deliver fair value to customers while creating value for shareholders, which would guide the Bank’s operations. The Bank seeks to sell products and offer services which meet societal needs and are in the interest of its customers.

One Bank, One Team

The principle of 'One Bank, One Team' underscores the Bank's endeavor to harness business opportunities across ecosystems and micromarkets and maximize the Bank’s wallet share in the target opportunity.

Agile risk Management

The Bank recognises that the landscape is constantly evolving and with it, the nature of emerging risks. We believe that risk management must be dynamic, data-driven, and forward-looking. We seek to adopt an agile risk management approach that allows us to identify, assess and mitigate risks proactively.

Compliance with Conscience

The Bank conducts business within the boundaries of law and regulations. The Bank is committed to fostering a risk and compliance culture to ensure a balance of risk and rewards for delivering long-term sustainable outcomes.

The Risk and Compliance Culture Policy establishes the risk and compliance culture guiding principles and the framework for implementation of the same. The effective implementation of the policy includes a governance framework with roles and responsibilities of the Board, Managing Director & Chief Executive Officer and Executive Directors and the Risk and Compliance Culture Council.

Coverage

The Bank has adopted a customer-centric approach, with the prime objective of serving all their banking needs in a holistic manner. The Bank continues to focus on deepening its presence and harnessing business opportunities across ecosystems and micromarkets in a unified manner by leveraging business centers, digital channels and partnerships to drive growth.

360-degree customer centric approach

Customer-centricity is core to our strategy in growing our business and delivering customer satisfaction. The approach begins with developing a deep understanding of our customers’ needs, expectations and experiences. The approach is to take the entire Bank to the customer and offer solutions that are holistic in nature and build trust that translates into a long-term relationship with our customers. The Bank aims to become the trusted financial service provider of choice for our customers.

Focus on ecosystems

The Bank's objective is to serve all financial needs of customers and their ecosystems by capturing the entire value chain. In line with the objective of creating customer-oriented ecosystems, the Bank has sector-specific solutions. On international operations, the Bank has repositioned its international franchise to focus on four strategic pillars—namely, the non-resident Indian ecosystem; the multinational corporation and global capability centres ecosystem; the institutional ecosystem and the trade ecosystem.

Focus on micro markets

Micromarket insights allow the Bank to focus on aligned distribution and relevant delivery models. The Bank continues to deepen its presence and strengthen the organizational structure with ‘State Business Heads’ to capture the 360-degree opportunity in these geographies and ‘City Business Heads’ covering the full spectrum of the ecosystem in cities with large concentrated market opportunities.

Internal cross-functional collaboration and external partnerships

Leveraging synergies within the organization and building partnerships across the value chain is a key focus area. Cross-functional teams have been created to tap into various ecosystems, enabling 360-degree coverage of customers and increasing wallet share. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience.

Delivery framework

The Bank continues to enhance delivery capabilities to provide high quality customer experiences. The Bank has emphasized continuously strengthening its operational resilience to facilitate the seamless delivery of services to customers.

Focus on quality

Offering quality banking services with simplicity and reliability is the key priority of the Bank. The Bank emphasizes known and assessable profiles, while maintaining stringency in counterparty selection. Thereby, the Bank continues its approach of quality onboarding by selecting the right counterparties, including partners and service providers.

Process decongestion

Process decongestion in the delivery framework is an ongoing effort with the objective of eliminating complexity, streamlining operations and building efficiencies to make customer onboarding and service delivery frictionless, thereby improving the customer experience.

Bank to BankTech

Technology is integral to the Bank’s business strategy. As a part of its Bank-to-Bank Tech transformation journey, the Bank has revamped its enterprise architecture to strengthen data and digital platforms, developed cloud-based applications and adopted other emerging technologies. The Bank’s efforts continue to be guided by the three pillars of scalability, resilience and security across technology solutions and to enhance cyber security measures. The Bank has adopted AI driven use cases across various functions to enhance operational efficiency, enable decision-making and decongest banking experience for customers. The Bank has invested in tools and created a framework to enable employees with the power of generative AI for enhanced efficiency, accuracy and experience. While the Bank is working on realizing the value of AI, the use cases are selected in a measured manner to mitigate the associated risks. The Bank continues to invest in this area to drive business solutions and harness opportunities.

The Bank continues to emphasize serving customers with simplicity, transparency and offering suitable banking solution for long-term sustainability in achieving its vision “to become the trusted financial service provider of choice for our customers, thereby creating sustainable value for our stakeholders.

Overview of Our Products and Services

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, and fee-based products and services like credit, debit and prepaid cards and depositary share accounts.

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

The following table sets forth, at the dates indicated, the breakdown of ICICI Group’s gross retail finance portfolio.

	At March 31,
	2024		2025		2025	2025
	(Rs. in billions)				(% share)	(US$ in millions)
Home loans	Rs.	4,264.1	Rs.	4,676.2	61.2%	US$	54,738
Automobile loans		595.8		623.2	8.1		7,295
Commercial business loans(1)		316.8		338.3	4.4		3,959
Others(2)		177.8		189.3	2.5		2,216
Total secured retail finance portfolio		5,354.5		5,827.0	76.2		68,208
Personal loans		1,169.7		1,216.7	15.9		14,242
Credit card receivables		523.0		587.9	7.7		6,881
Others(2)		15.1		14.9	0.2		174
Total unsecured retail finance portfolio		1,707.8		1,819.5	23.8		21,297
Total retail finance portfolio	Rs.	7,062.3	Rs.	7,646.5	100.0%	US$	89,505

__________________

(1)	Includes commercial vehicles, construction equipment and health care equipment.

(2)	Includes two-wheeler loans, loan against securities.

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

We follow a comprehensive credit appraisal process when offering a loan-against-property. The average loan-to-value ratios of the loan-against-property portfolio are lower compared to our home loan portfolio. Lending is based on cash flows of borrowers and not just the value of the collateral. We also provide loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. See also “Technology” and “Risk Factors—Risks relating to our business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Our home loans primarily have floating interest rates linked to the repo rate of the Reserve Bank of India. Home loans are repaid in equated monthly installments over the tenor of the loan. An increase in the repo rate will increase the interest rate on home loans and a decrease in the repo rate will decrease the interest rate on home loans. When interest rates on home loans increase, the tenor of the loan is extended and in instances where this is not possible, the equated monthly installments of the loan are increased. Borrowers are given options to increase their installments instead of tenor. When interest rates on home loans decrease, the tenor of the loan is reduced leaving the equated monthly installments unchanged, unless borrowers opt to reduce the installment amount. See also “Risk factors—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

We offer home loan products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. The loan portfolio of ICICI Home Finance Company Limited increased by 25.0% from Rs. 221.3 billion at March 31, 2024 to Rs. 275.9 billion at March 31, 2025. ICICI Home Finance Company Limited raises funds through term loans from banks, bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. During the year ended March 31, 2025, the Bank infused capital of Rs. 5.0 billion. At March 31, 2025, ICICI Home Finance Company Limited had a branch network of 239 branches.

Our banking subsidiary in Canada offers residential mortgages in the local market. ICICI Bank Canada held total residential mortgages amounting to CAD 2,739 million (Rs. 163.4 billion) at year-end fiscal 2025 as compared to CAD 3,607 million (Rs. 221.2 billion) at year-end fiscal 2024. This includes mortgages of CAD 1,686 million (Rs. 100.6 billion) at year-end fiscal 2025 as compared to CAD 2,184 million (Rs. 133.8 billion) at year-end fiscal 2024 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 1,011 million (Rs. 60.3 billion) at year-end fiscal 2025 as compared to CAD 1,383 million (Rs. 85.0 billion) at year-end fiscal 2024 and insured mortgages of CAD 41 million (Rs. 2.5 billion) at year-end fiscal 2025 as compared to CAD 40 million (Rs. 2.4 billion) at year-end fiscal 2024.

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

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed rate products repayable in equated monthly installments. Our commercial business customers include individuals to large fleet operators, contractors as well as hirers.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Personal loans and credit card receivables have fixed interest rates. We also offer a range of instant personal loans and credit cards that are accessible through our digital channels.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products and 360-degree solutions across life stages—minor, student, professionals, senior citizen—and to specific customer segments such as high net worth individuals, defense personnel, trusts, start-ups and business owners. We offer seamless account opening and activation through enhanced system-driven validations to our customers. We also offer corporate salary account and current account (i.e., checking accounts for businesses) to our large, medium and small enterprise customers.

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

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, loans against gold jewellery, financing against warehouse receipts and farm equipment loans. We also provide consumption loans for low-income customers. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The Bank’s rural banking portfolio grew by 5.5% from Rs. 771.7 billion at year-end fiscal 2024 compared to Rs. 814.4 billion at year-end fiscal 2025.

The following table sets forth, at the dates indicated, the breakdown of the Bank’s gross rural finance portfolio.

	At March 31,
	2024		2025		2025	2025
	(in billion)				% share	(US$ in million)
Farmer finance(1)	Rs.	288.2	Rs.	327.6	40.2%	3,835
Loans against jewellery		272.6		315.2	38.7	3,690
Others(2)		210.9		171.6	21.1	2,008
Rural advances(1)	Rs.	771.7	Rs.	814.4	100%	9,533

__________________

(1)	Includes kisan credit card.

(2)	Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding etc.

(3)	Prior period figures have been re-grouped, where necessary.

Our rural banking operations primarily focus on four main ecosystems identified in the rural market, which include farmers, dealers, self-employed individuals and micro-entrepreneurs.

The farmer ecosystem includes participants such as farmers, seed producers, agri-input dealers, warehouse operators, agri-equipment dealers, commodity traders and agri processors. Products offered include working capital loans through the kisan credit card and gold loan products, and term loans for farm equipment, dairy livestock purchase and farm development. See also “Selected Statistical Information—Loan Concentration—Directed Lending”.

The dealer ecosystem comprises distributors and suppliers of farm equipment and agri-related inputs. The self-employed ecosystem includes rural entrepreneurs engaged in trade and manufacturing across both agri and non-agri sectors. The micro-entrepreneur ecosystem focuses on women from low-income backgrounds, non-government organizations and other institutions working at the grassroots level in the rural economy.

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

Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at year-end fiscal 2025, we had a network of 6,983 branches, of which 49.9% were in rural and semi-urban areas. As at March 31, 2025, we had 4,730 ATMs and cash recycler machines in rural and semi-urban areas. See also, “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

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

Commercial Banking for Business Banking

Our business banking customers include proprietorship firms, partnership firms and public/private limited companies. We offer a wide spectrum of banking products and solutions to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and enhanced monitoring. The loans are generally secured by collateral in the form of property apart from a charge on current assets. Our business banking portfolio consists of clients with a turnover of up to Rs 7.5 billion. We focus on providing parameterized and programme-based lending for business banking clients, which is granular, adequately-collateralized and regularly monitored. The net business banking portfolio of the Bank grew by 33.7% from Rs. 1,970.4 billion at year-end fiscal 2024 compared to Rs. 2,633.7 billion at year-end fiscal 2025.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms, tapping corporate ecosystems and ongoing efforts towards process decongestion. In the current fiscal year, “DigiEase” is a new digital onboarding platform for business banking customers to provide a seamless onboarding experience. The platform leverages integration with various public data infrastructures for procuring and processing data digitally.

Commercial Banking for Corporate Customers

Our product suite for corporate customers caters to all their needs including working capital and term loan products, transaction banking services, fee and commission-based products and services, deposits and foreign exchange and derivatives products across trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. We cater to the entire ecosystem of the corporate customer, also focusing on deepening the Bank’s relationship with employees and sponsors through a suite of retail products like salary, private and wealth banking, home loans, personal loans, vehicle loans, etc. Our corporate customer base includes top business houses, large private companies and public sector companies, financial institutions, banks, non-bank finance companies, private equity funds, real estate companies and capital market and custody participants. We have established relationships with multinational companies operating in India, and financial sponsors, including private equity funds and their investee companies. We offer transaction banking services to corporates to meet the day-to-day needs for smooth functioning of their businesses. The transaction banking services offered include account related services, payment and collection services, domestic and cross border trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. We also provide transaction banking services to our customers through expanded branch capabilities at various locations, many of which are in the factory/township premises of certain large conglomerates in the country.

Corporate Loan Portfolio

Our corporate loan portfolio consists of term loan products and working capital financing in the form of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. The Bank’s net domestic corporate portfolio grew by 9.4% from Rs. 2,151.4 billion at year-end fiscal 2024 compared to Rs. 2,353.6 billion at year-end fiscal 2025. For further details on our loan portfolio, see “Selected Statistical Information—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

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

At year-end fiscal 2025, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for Global Depositary Receipts (“GDR”) investors were Rs. 33,342.0 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “Selected Statistical Information—Funding”.

Foreign Exchange, Fixed Income, Bullion and Derivatives

We provide customer-specific products and services, which cater to the fund raising, foreign exchange conversion and risk hedging needs of a varied set of customers at domestic and international locations, arising out of their foreign exchange and interest rate exposures.

The products and services include:

Foreign Exchange Products

Products include cash, tom and spot transactions for foreign exchange conversion in more than 26 currencies. We offer customized foreign exchange solutions through online and offline dealing channels to clients, on the basis of their business needs. These products are offered in India and across our international locations.

Fixed Income Products

Products include Commercial Papers (“CPs”) and Non-Convertible Debentures (“NCDs”) for market-based fund raising requirements of clients. We offer end-to-end service from origination to distribution, matching issuer and investor needs through suitable structuring of issuances.

Bullion Products

Products include Gold Metal Loan (“GML”) and Consignment of Gold and Silver for the gold/silver procurement requirements of clients. We offer market-leading service through a digital journey from order placement to order fulfilment.

Derivatives

Products include forwards, options and swaps across permitted asset classes to meet the risk hedging needs of clients. We offer customized derivative solutions to match the specific risk profile of clients and their risk exposures.

Commercial Banking for Government and Institutions

We provide a range of banking services including customized products and services for enhancing e-governance and financial management to government departments and bodies across various levels such as central, state, district and local bodies which include municipalities and gram panchayats. We are nominated agents by the government for collection of central taxes, state taxes, goods and services tax payments and custom duty through authorized branches and digital channels. Our integrated banking platforms provide simple online tax payment options to customers. Statutory payments like Employees’ Provident Fund Organization and Employees’ State Insurance Corporation dues can be done online through our platforms. These efforts also result in deposit balances for the Bank.

We have on-boarded a number of central and state government departments to ensure quick disbursement of funds and benefits to beneficiaries and implementing agencies through the Public Financial Management System of the Government of India. We are also assisting state level nodal agencies and last-mile implementing agencies for adopting efficient release of Government of India scheme funds.

We also provide financial services to other institutions, including educational institutions, hospitals and cooperative societies, among others and offer a range of technology driven collections and payment solutions.

Commercial Banking for International Customers

The overseas offices of the Bank complement the India business centers by providing coverage and service to NRI and India-linked businesses. These overseas offices focus on four key pillars, namely (a) the NRI ecosystem, serving the Indian diaspora globally for their banking needs in India (including deposits and remittances); (b) the MNC and GCC ecosystem, assisting foreign MNCs with setting up offices in India for manufacturing/ services and the Indian MNCs present overseas for their banking requirements; (c) the Institutional ecosystem, capturing fund flows into India through the FPI and FDI route and (d) the Trade ecosystem, comprising primarily India-linked cross-border trade transactions. Further, our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk mitigation and granularity of business.

Many of the products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2025 were Rs. 896.3 billion and total advances were Rs. 307.9 billion compared to total assets of Rs. 679.8 billion and total advances were Rs. 334.5 billion at year-end fiscal 2024. The year-on-year decrease in our overseas branches loan portfolio was primarily due to decline in the India-linked trade finance portfolio. Our overseas branches are funded by bond issuances, bilateral loans from banks, loans from export credit agencies, money market borrowings, deposits and refinance from banks. The overseas loan portfolio of ICICI Bank was 2.3% of the overall loan portfolio at year-end fiscal 2025. The corporate fund and non-fund outstanding, net of cash/bank/insurance backed lending, was US$ 3.0 billion at March 31, 2025. Out of US$ 3.0 billion, 91.0% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 7.1% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are our target customers for deposit and transaction banking franchise. The Bank will continue to pursue risk calibrated opportunities in this segment. Out of US$ 3.0 billion, 1.0% of the outstanding was to companies owned by non-resident Indians/person of

Indian origins and 0.9% of the outstanding was to other non-India companies which is less than 0.1% of the total portfolio of the Bank. The non-India linked corporate portfolio reduced by 3.5% from about US$ 275 million year-on-year to US$ 265 million at March 31, 2025. See also, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail, business banking, corporate banking and treasury services. These subsidiaries provide services to their customers through branch banking and digital channels, including internet and mobile banking. Our subsidiary in the United Kingdom is primarily focused on India-linked business, and towards meeting the banking needs of the Indian community in the United Kingdom and Germany. The core services include meeting local banking requirements, remittance services to India, and facilitating banking requirements in India. Our subsidiary in Canada originates residential mortgages, primarily insured and qualifying for insurance by either the Canadian federal government agency or insurance companies backstopped by the Canadian federal government and offers loans to both Canadian and U.S. corporations as well as Indian corporations seeking to develop their business overseas.

At year-end fiscal 2025, ICICI Bank UK PLC (“ICICI Bank UK”) had seven branches and three service centers in the United Kingdom and a branch in Germany. At year-end fiscal 2025, the total assets of ICICI Bank UK were US$ 2.4 billion. ICICI Bank UK made a net profit of US$ 27 million during fiscal 2025, compared to US$ 29 million during fiscal 2024. At year-end fiscal 2025, loans and advances of ICICI Bank UK were US$ 1.2 billion and investments were US$ 0.7 billion.

At year-end fiscal 2025, ICICI Bank Canada had twelve branches and total assets of CAD 5.2 billion. ICICI Bank Canada earned a net profit of CAD 72 million in fiscal 2025 as compared to a net profit of CAD 73 million in fiscal 2024. At year-end fiscal 2025, net advances (net loans) of ICICI Bank Canada were CAD 4.5 billion and investments were CAD 0.5 billion.

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

Branch and ATM Network and Call Centers

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, cash recycler machines and call centers. In addition, our digital channels and platforms have become increasingly important to our customers. See “Technology”. At year-end fiscal 2025, we had a network of 6,983 branches across several Indian states. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination. Our focus is to digitize a maximum number of processes and other touch points for customer experience in order to enhance customer engagement time for solutions. Digital services kiosks are deployed in branches with higher number of customer visits. This allows customers to use banking services like cheque deposit, get quick account credit, update passbook, transfer funds instantly to ICICI and other bank customers and various other “Do-it-yourself” digital services, which help reduce customer wait time.

The following table sets forth the breakdown of the number of branches by area for the periods indicated.

	At March 31, 2024		At March 31, 2025
Branch by area(1)	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	1,907	29.2%	2,079	29.8%
Urban	1,310	20.1%	1,422	20.3%
Semi-urban	1,838	28.2%	1,905	27.3%
Rural	1,468	22.5%	1,577	22.6%
Total branches and extension counters	6,523	100.0%	6,983	100.0%

__________________

(1)	Classification of branches as per population census 2011.

At March 31, 2025, we had 16,285 ATMs and cash recycler machines across India. Our ATMs have additional value added services such as instant fund transfer, cardless cash withdrawal.

Our phone banking is operational around the clock across multiple locations. Phone banking is equipped with interactive voice response systems, voice/email bot solution, voice biometric authentications, automatic call distribution, telephony integration and voice recorders. We seek to use the phone banking technology to provide an integrated view of customer information to the agents to get a complete overview of the customer’s relationship with us. We have implemented a customer relationship management solution for the automation of customer service requests in all key banking products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking as well as at a large number of branches.

Investment Banking

Our investment banking operations principally consist of ICICI Bank’s treasury operations and the operations of ICICI Securities Primary Dealership Limited and of ICICI Securities.

Treasury

Through our treasury operations, we seek to manage our balance sheet, including the maintenance of required regulatory reserves, and to optimize profits from our trading portfolio by taking advantage of market opportunities. Our domestic trading and securities portfolio includes our regulatory reserve portfolio, as there is no restriction on active management of our regulatory reserve portfolio. Our treasury operations include a range of products and services for corporate and small enterprise customers, such as forward contracts and interest rate and currency swaps, and foreign exchange products and services. See also “—Commercial Banking for Corporate Customers—Foreign Exchange, Fixed Income, Bullion and Derivatives”.

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2025, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18.0% of its domestic net demand and time liabilities by way of approved securities such as Government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the liquidity coverage ratio and net stable funding ratio, as required under Basel III, both on a standalone basis and at the group level. The minimum requirement for each ratio is 100.0%. The liquidity coverage ratio requirement is met by investment in high quality liquid assets, which are primarily in the form of government securities and better-rated corporate bonds. Our average liquidity coverage ratio for the three months ended March 31, 2025 was 126.1% on a standalone basis and was 125.1% on a consolidated basis. Both of these ratios were higher than the regulatory requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

Securities broking and investment banking

ICICI Securities is a financial services company operating across capital market segments including retail and institutional equity, financial product distribution, private wealth management and investment banking. ICICI Securities has an online securities broking platform. ICICI Securities assists its customers like retail investors, corporates, financial institutions and high net worth individuals in meeting their financial goals by providing them with research, advisory and execution services. ICICI Securities has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority in the United States. ICICI Securities Inc. also has a branch office in Singapore that is registered with the Monetary Authority of Singapore, where it holds a capital markets services license for dealing in capital market products in Singapore. The consolidated profit after tax of ICICI Securities was Rs. 17.5 billion in fiscal 2025 as compared to Rs. 17.3 billion in fiscal 2024.

At March 31, 2023, the Bank held 74.7% of the equity shares of its broking subsidiary, ICICI Securities, with the remaining 25.3% of the equity shares held by public shareholders. In June 2023, the Boards of Directors of the Bank and ICICI Securities approved the Scheme for the delisting of equity shares of ICICI Securities under Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals. Following the receipt of required approvals, with effect from March 24, 2025, has become a wholly owned subsidiary of the Bank and has been delisted from the stock exchanges. On March 26, 2025, the Bank allotted its equity shares to the public shareholders of ICICI Securities as of the record date, in accordance with a swap ratio of 67 to 100, as provided in the Scheme. In March 2025, in accordance with the Scheme, the Bank allotted 56 million equity shares of Rs. 2 each, including 52 thousand equity shares towards fractional entitlements, to the public shareholders of ICICI Securities as of the Record Date, in accordance with the approved equity swap ratio.

I-Process Services

I-Process Services (India) Limited (formerly known as I-Process Services (India) Private Limited) (“iProcess”) has a service provider agreement only with the Bank to provide manpower-based support services across sales, marketing, data entry, operations and collection functions. At March 31, 2023, the Bank held 19.0% of the shareholding in iProcess. During fiscal 2024, the Bank purchased the remaining equity shares of iProcess and, consequently, iProcess became a wholly-owned subsidiary of the Bank effective March 22, 2024. iProcess earned a net profit of Rs. 0.27 billion during fiscal 2025 compared to a net profit of Rs. 0.15 billion during fiscal 2024.

Primary dealership

Our subsidiary ICICI Securities Primary Dealership Limited is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities and interest rate derivatives. In addition to this, it also undertakes money market operations, underwriting and placement of debt. ICICI Securities Primary Dealership Limited earned a net profit of Rs. 5.4 billion in fiscal 2025 compared to a net profit of Rs. 4.1 billion in fiscal 2024. The revenues of the business are directly linked to conditions in the fixed income market.

Private Equity

Our subsidiary ICICI Venture is a diversified specialist alternative asset manager with a presence across private equity, venture capital, real estate, infrastructure and special situations. ICICI Venture ended fiscal 2025 with profit after tax of Rs.150.6 million.

On May 08, 2025, the Board of Directors of ICICI Venture and the Board of Directors of ICICI Prudential Asset Management Company, in their respective meetings, approved, in principle, a proposal to transfer the private equity, venture capital and real estate fund management business of ICICI Venture to ICICI Prudential Asset Management Company. ICICI Venture would continue to undertake certain advisory activities as well as manage certain residual funds. The proposed transaction would enable the offering of an integrated full range of investment asset classes, including private equity, by ICICI Prudential Asset Management Company. The transaction would be subject to the receipt of requisite regulatory and other approvals, completion of other procedures and entering into the necessary agreements.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have 51.0% interest in the entity and Prudential PLC owns 49.0%. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company earned a net profit of Rs. 26.5 billion during fiscal 2025 compared to a net profit of Rs. 18.2 billion during fiscal 2024.

In February 2025, the Bank’s joint venture partner, Prudential PLC, made an announcement regarding a potential listing and partial divestment of its stake in ICICI Prudential Asset Management Company, subject to market conditions, requisite approvals and other considerations. However, the Bank intends to retain our majority shareholding in ICICI Prudential Asset Management Company. In June 2025, the Board of Directors of the Bank approved the purchase of up to 2.0% additional shareholding in the ICICI Prudential Asset Management Company, subject to the receipt of requisite approvals. This purchase will primarily be for the purposes of maintaining the Bank’s majority shareholding in ICICI Prudential Asset Management Company were it to grant stock-based compensation.

ICICI Prudential Asset Management Company (“the Company”) has filed a DRHP dated July 8, 2025 with Securities and Exchange Board of India, BSE Limited and National Stock Exchange of India Limited for an IPO comprising of an OFS of equity shares held by PCHL in the Company, representing upto 10% of the equity share capital of the Company. The IPO and the amount of the OFS amount shall be subject to market conditions, requisite approvals and other considerations. Additionally, on July 8, 2025, the Bank has entered into an inter-se agreement with PCHL stating its intention to purchase up to 2% of fully diluted pre-IPO share capital of the Company from PCHL, prior to the consummation of the IPO. This would be subject to finalisation amongst both parties of relevant terms, requisite corporate and statutory approvals as may be required by each of the parties, applicable law and other considerations.

Insurance

We provide a wide range of insurance products and services through our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. Both ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are listed on relevant Indian stock exchanges.

ICICI Prudential Life Insurance Company Limited has a wholly owned subsidiary, which distributes products under the National Pension System and is a registered pension fund manager.

The Board of Directors of the Bank at its board meeting held on July 19, 2025 approved the acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited (ICICI PFM) from ICICI Prudential Life Insurance Company Limited to make ICICI PFM a wholly owned subsidiary of the Bank, subject to RBI, PFRDA and other necessary approvals. The Board of Directors of ICICI Prudential Life Insurance Company Limited has at their meeting on July 19, 2025 approved the sale of entire 100% of equity shareholding held in ICICI Prudential Pension Funds Management Company Limited to the Bank, subject to approval of the regulatory and statutory authorities, as per applicable regulations.

At March 31, 2025, our share ownership in ICICI Prudential Life Insurance Company Limited was 51.0% at March 31, 2025 and shareholding was 22.0%.

ICICI Prudential Life Insurance Company Limited had assets under management of Rs. 3.1 trillion at March 31, 2025 and had a market share of 6.9% on a retail-weighted received premium basis in fiscal 2025 based on data published by the Life Insurance Council. Its market share within the private sector was 9.8% in fiscal 2025. The total premium increased by 13.2% from Rs. 432.4 billion in fiscal 2024 to Rs. 489.5 billion in fiscal 2025. Within product segments, for fiscal 2025, there was an increase in the contribution of linked savings and retail protection to the business of our life insurance subsidiary. The value of new business, which is a key profitability metric which measures the present value of future profits from the new business written during the period, of ICICI Prudential Life Insurance Company Limited was Rs. 23.7 billion in fiscal 2025 compared to Rs. 22.3 billion in fiscal 2024. With an annualised premium equivalent of Rs. 104.1 billion, the value of new business margin the ratio of value of new business to annualized premium equivalent— for the same period was 22.8%, compared to annualized premium equivalent of Rs. 90.5 billion and value of new business margin of 24.6% in fiscal 2024. The lower margin was primarily on account of the shift in the new business profile. New business profile comprises the impact of differences in mix of product segments or distribution channel or customer profile product repricing, amongst others. The profit after tax of ICICI Prudential Life Insurance Company Limited was Rs. 11.9 billion in fiscal 2025 as compared to Rs. 8.5 billion in fiscal 2024, a year-on-year growth of 39.6%.

See also “Risk Factors—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these entities may adversely impact our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks relating to our insurance subsidiaries—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

During fiscal 2025, ICICI Lombard General Insurance Company Limited was ranked as the second largest general insurance company in the country with a market share of 8.7% based on gross direct premium as per the data published by the Insurance Regulatory and Development Authority of India. Our share ownership in ICICI Lombard General Insurance Company was 51.6% at March 31, 2025. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 25.1 billion in fiscal 2025 as compared to a net profit of Rs. 19.2 billion in fiscal 2024.

In May 2023, the Board of Directors of the Bank approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to receipt of necessary regulatory approvals. The Bank received regulatory approval and has issued letters of comfort in favour of IRDAI, on behalf of ICICI Lombard General Insurance Company Limited, wherein it has given an undertaking to infuse capital, if required by ICICI Lombard in proportion to its shareholding in ICICI Lombard, to meet the minimum regulatory solvency requirement. During fiscal 2024, through the stock exchange mechanism, the Bank acquired additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting in an increase in shareholding to more than 50.0%. Consequently, ICICI Lombard General Insurance Company ceased to be an affiliate and became a subsidiary of the Bank effective February 29, 2024.

The IRDAI issued regulations on registration of corporate agents for the sale of insurance products. As per the regulations, a corporate agent can partner/tie-up with up to nine insurance companies each in life, non-life and health insurance sectors for the distribution of insurance products. We have entered into an agreement with our insurance subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited and operate as a corporate agent for these companies and distribute general insurance and selective life insurance products through our branches, phone banking and digital channels and earn commissions from these subsidiaries.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure, monitor and manage the various risks that arise and that the organization adheres to the policies and processes which are established to address these risks.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate. The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific sub-committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The responsibilities of the Credit Committee include review of accounts under watch, non-performing assets, incremental sanctions, developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee, among other things, provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology Strategy Committee: The responsibilities of the Information Technology Strategy Committee are to approve information technology strategy and policy documents, ensure alignment of information technology strategy with business strategy, review performance with reference to information technology and information security key risk indicators including periodic review of such risk indicators, ensure proper balance of information technology investments for sustaining the Bank's growth, oversee the aggregate funding of information technology at the Bank level, ascertain if management has resources to ensure the proper management of information technology risks, review contribution of information technology to business, oversee the activities of the Digital Council, review technology from a future readiness perspective, oversee key projects progress and critical information technology systems performance including review of information technology capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review of special information technology initiatives, review cyber risk, consider the Reserve Bank of India inspection reports/directives received from time to time by the Bank in the areas of information technology and cyber security and review the compliance of various actionable items arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within the technology and information security function to ensure effective and efficient deliveries. The Digital Council is an internal forum to measure the Bank’s performance against the digital adoption targets set by the Government of India’s Ministry of Electronics and Information Technology. Key digital initiatives taken up by the Bank are discussed in this forum, along with measures to enhance performance.

•	Risk Committee: The responsibilities of the Risk Committee are to review the Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, model risk management, framework for early warning signal and red flagging of accounts, reputation risks, business continuity plan, disaster recovery plan and approve the Broker Empanelment Policy and any amendments thereto. The Risk Committee is also responsible for setting limits on any industry or country; reviewing the Enterprise Risk Management framework, Risk Appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; and reviewing of the status of compliance with the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out cyber security risk assessment.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk, cyber security risk and reputation risk. We have centralized groups, the Risk Management Group, the Information Security Group, the Compliance Group, the Legal Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Operations Group and Treasury Monitoring and Reporting Group monitor operational adherence to regulations, policies, terms of limit approved and other internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group (including the Treasury Monitoring and Reporting Group), Operational Risk Management Group, Credit Monitoring Group, Model Validation Group, Technology Risk Group, Financial Crime Prevention Group and Incident Monitoring & Resolution Group. The Risk Management Group is headed by the Chief Risk Officer, who reports to the Risk Committee of the Board of Directors. The Information Security Group is tasked with overseeing risk related to information security across the Bank. The Heads of the Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to the Executive Director. The Operations Group and Information Security Group report to the Executive Director. These groups are independent of the business units.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any contract, principally the failure to make required payments of amounts due to us. In its lending operations, the Bank is principally exposed to credit risk.

Credit risk management is governed by the Credit and Recovery Policy (“Credit Policy”) approved by the Board of Directors. The Credit Policy outlines the type of products that can be offered, customer categories and sets forth the credit approval process, credit administration, credit limits and other relevant matters.

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

The Bank has established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk, which includes the following measures:

•	limits for group and borrower exposures based on rating and track record;

•	rating-based limits with respect to incremental asset origination in the corporate portfolio;

•	portfolio limit for buyout and securitization;

•	separate credit monitoring group for enhanced focus on monitoring of borrowers and to facilitate proactive action wherever required; and

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

The Credit Committee of the Board reviews the portfolio and large exposure groups. The Bank has a dedicated group, namely the Financial Crime Prevention Group, for overseeing and handling the fraud prevention, detection, investigation, monitoring and awareness creation activities.

Credit Approval Authorities

The Board of Directors/Credit Committee has delegated credit approval authority to various committees, forums and individual officers under the credit approval authorization policy. The credit approval authorization policy is based on the level of risk and the quantum of exposure and is designed to ensure that transactions with higher exposure and higher levels of risk are sent to a correspondingly higher forum/committee for approval.

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

Credit Risk Assessment Methodology for Standalone Entities

All credit proposals other than retail products, program lending, score card-based lending to business banking borrowers and agricultural businesses and certain other specified products are rated internally by the Credit Risk Management Group, prior to approval by the appropriate forum.

The Credit Risk Management Group rates proposals, carries out industry analysis (through a centralized industry team), tracks the quality of the credit portfolio with regular rating reviews and reports periodically to the Credit Committee and the Risk Committee. The Bank also has a credit monitoring group, which monitors individual accounts jointly with the business and Risk Management Group on a regular basis including stock statements, bank statements and stock audit reports. For non-retail exposures, the Loan Service Operations Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Based on rating and tracking of the borrower and group, limits on incremental exposures have also been put in place. Limits on countries and bank counterparties have also been stipulated.

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

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. We have a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, form an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority other than retail products, program lending, score card-based lending to business banking borrowers and agri-businesses and certain other specified products. The approval process for non-fund facilities is similar to that for fund-based facilities.

On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. Our current credit policy does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals for fresh/incremental exposure with an internal rating of BB and B are sent to our Credit Committee for its approval. For corporates internally rated BBB-, fresh/incremental exposure up to a certain level is approved by the Committee of Senior Management. See also “Consolidated financial Statements—Schedules forming part of the consolidated financial statements—Additional Notes—Note 7—Credit quality indicators of loans”.

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

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

The Bank carries out an evaluation of technical and financial viability of the project and the sponsor’s financial strength. This analysis helps the Bank identify, allocate and mitigate risks in project financing.

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

Unsecured corporate finance loans can be extended based on creditworthiness of the applicant and nature of products offered typically to applicants, who have unsecured loans from other lenders. Unsecured incremental sanctions for corporates are extended largely to high rated borrowers and well-established corporate groups only. The Bank has Enterprise Risk Management (“ERM”) and Risk Appetite Framework (“RAF”), which stipulates a limit on unsecured non-retail exposures to overall non-retail exposures; and the same is being monitored and reviewed on a quarterly basis.

With respect to financing of cross-border corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target’s business profile.

We emphasize environmental and social risk assessment for new project financing proposals subject to internally defined criteria. These proposals are reviewed under a social and environmental management framework that integrates analysis of the environmental and social risk assessment into the overall credit appraisal process. We are also in the process of incorporating environmental, social and governance and climate risk aspects as part of the credit evaluation process. Borrower-level environmental, social and governance scores from external agencies are considered, when available, during the evaluation of a proposal. We have developed sector-specific environmental, social and governance checklists for borrower-level evaluation for exposures exceeding a certain threshold. The Bank has also developed a Framework for Sustainable Financing, which provides guidance on eligibility criteria for Sustainable/Sustainability Linked Lending, guidance on assessment of facilities, monitoring & reporting of such facilities. The Bank carries out an impact assessment of climate change on the critical infrastructure resources that support the Bank’s operations. Further, the Bank considers stress testing for climate risk as part of scenario-based stress testing under annual ICAAP. This stress testing incorporates the impact of physical risk as well as transition risk on the top counterparties of wholesale banking portfolios.

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

The Process Management Group within the Credit and Process Management Group is responsible for drafting credit policies and notes outlining the norms for offering retail assets. The Credit Risk Management Group oversees the credit risk issues for retail assets including formulation of the policy norms and review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are also involved in portfolio monitoring of all retail assets and in suggesting and implementing policy amendments. The Data Science and Analytics Group is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring, analytics, model and score card development and database management. The credit team is independent from the business unit and is organized geographically to support the retail sales and service structure.

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

Unsecured loans in retail are primarily comprised of personal loans and credit cards. These portfolios have been built with our core principles of return of capital and through ecosystem led offerings, targeting known and assessable quality customers, decongesting existing processes, all with a customer-centric approach. The enterprise risk management framework stipulates limits on overall retail unsecured exposure as well as on personal loans and credit cards. Thresholds on unsecured retail advances have been stipulated. The portfolio default risk is also monitored based on proportion of incremental originations of unsecured loans to borrowers with higher bureau score. The bureau score distribution of incremental sourcing as well as for the overall portfolio is reviewed and reported to the Risk Committee, on a quarterly basis. Approval authorization is also risk based, taking into consideration credit bureau score and product.

As part of digital credit lending, the Bank offers retail asset products to bank customers through digital channels. As part of its strategy, the Bank uses multiple credit filters to segment customers and to mitigate risk. The portfolio build-up strategy is based on utilizing the pre-filtered customer database for origination of key retail asset products wherein major incremental origination is from existing liability customer relationships.

The Bank undertakes portfolio buyouts of various retail assets products. The portfolio is selected by applying selection filters like tenure, size, loan to value ratio and location, and meeting regulatory requirements with regard to minimum holding period and minimum retention requirement by the seller. The buyouts are in the form of direct assignment or by way of investment in securitization notes.

The Bank has established centralized operations to manage operational risk in the back-office processes of its retail assets business and also has decentralized operations to improve turnaround time for customers. A separate team under the Credit and Process Management Group undertakes review and audits of credit quality and processes across different products. The Bank has a debt services management group to manage debt recovery. The group operates under the guidelines of a standardized recovery process.

Assessment Procedures for Borrowers under Business Banking

The Bank caters to financing needs of micro, small and medium enterprises (“MSMEs”), which include individual entities and financing dealers and vendors of companies.

MSME credit also includes financing extended directly to small enterprises as well as lending based on parameterized product-based credit facilities, which involves a cluster-based approach wherein a lending program is implemented for a homogenous group of individuals/business entities, which comply with certain parameterized norms. Further, programs can also be made for diverse group of individuals/business entities/ industries having common target market norms and go-no-go parameters as approved by the Committee of Executive Directors. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises, which are awarded a minimum required score in the scoring model.

The Bank has various programs for lending to business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria. Further, exposure of up to Rs 30.0 million can be sanctioned in the digital platform provided they meet the credit and collateral norms prescribed by the program.

For larger ticket size loans, in-house developed statistical scoring model is being used to assess a majority of cases in the small and medium enterprise and mid-corporate segment. The underwriting process integrates various digital tools like bank statement analyzer, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis. A detailed appraisal is performed based on the financial and non-financial parameters (including information on GST / information from account aggregators) to assess the creditworthiness of the enterprise in all the cases.

The Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer and an analysis of the linkages that exist between the vendor or dealer and the anchor corporate entity. The approval of limits to dealers and vendors takes place manually as well as digitally.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to individuals and non-individuals engaged in agriculture and related activities. These loans are extended to meet crop production and maintenance, consumption, asset purchase and income generating requirements of borrowers.

The sales and credit decision-making functions are segregated. The Process Management Group within the Credit and Process Management Group is responsible for drafting credit policies and operating notes. The Credit Risk Management Group oversees the credit risk issues for rural and agricultural loans including the ownership and review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are also involved in portfolio monitoring of all rural assets and in suggesting and implementing policy amendments. The Data Science and Analytics Group is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring, analytics, model and score card development and database management. The credit team is independent from the business unit and is organized geographically to support the sales and service structure.

For loans against gold ornaments and gold coins, the credit norms focus on establishing authenticity (purity and weight) of the underlying jewellery with the help of Bank appointed external appraisers. Norms with respect to loan-to-value ratio have been laid down in accordance with regulatory guidelines.

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

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher exposure balances and/or lower credit ratings. For corporate and business banking, the Asset and Liabilities Operations Group – Lending Services Operations Group (ALOG-LSOG) verifies adherence to the terms of the credit approval prior to disbursement/limit set up.

The Credit Monitoring Group jointly with the business and Risk Management Group monitors corporate and business banking borrower accounts to identify triggers on the basis of account conduct and behavior. These triggers are highlighted to risk and business teams and are included in the appraisal and portfolio review process, which helps to take timely action on the exposures.

An analysis of our portfolio composition based on internal ratings is carried out and submitted to the Risk Committee on a quarterly basis as part of the risk dashboard. This facilitates the identification and analysis of trends in the portfolio credit risk.

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

Market Risk Management Procedures

The Asset Liability Management Policy stipulates liquidity and interest rate risk limits at an aggregate level and the Asset Liability Management Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products and includes the Derivatives Policy which is formulated in line with the comprehensive guidelines issued by Reserve Bank of India on derivatives for banks. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Risk Committee,

Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. We monitor interest rate risk through the above measures on a fortnightly basis. The duration gap analysis and interest rate sensitivity gap statements for the standalone Bank are submitted to the Reserve Bank of India on a monthly basis. Additionally, the interest rate gap statements for overseas branches are submitted to the host regulator based on applicable guidelines. We also monitor sensitivities of our interest rate options portfolio.

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

Almost all the long tenor foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert the long tenor foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the U.K. and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources, with the U.K. subsidiary additionally having floating rate savings deposits and non-interest-bearing current deposits. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and government securities portfolio and/or by entering into interest rate derivatives whenever required. We are an active participant in the interest rate swap market and are one of the largest swap counterparties in India.

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

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2025, we had a total equity investment portfolio (excluding investment in affiliates) of Rs. 283.7 billion, primarily comprising Rs. 63.4 billion of investments by the Bank and Rs. 208.9 billion of investments by our insurance subsidiary. The Bank also acquires equity investments from loan conversion and also investment in unlisted equity which are long-term in nature. We also invest in alternate investment funds/venture capital funds, primarily those managed by our subsidiary ICICI Venture. These funds primarily invest in equity and equity linked and non-convertible instruments. Our investments in these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through position limits, value-at-risk and stop loss limits, as stipulated in the Investment Policy. The portfolio includes investments in listed equities, equity mutual funds and infrastructure and real estate investment trusts, as well as application money paid for new offerings of such investments. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon, see “—Selected Statistical Information”.

Exchange Rate Risk

We offer instruments like foreign exchange forwards, options, swaps and combinations thereof to clients, which are primarily banks and corporate customers. We use cross-currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of the borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market accounting. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating foreign exchange overnight and intra-day position limits, greek limits for options, daily/quarterly/yearly cumulative stop-loss limits and engaging in exception reporting.

Derivative Instruments Risk

The Bank offers various derivative products, including forwards, options, swaps and combinations thereof in foreign exchange and interest rates to clients for their risk management purposes. Profits or losses on account of market movements on these transactions are borne by the clients. For transactions that are not covered fully or partially in the interbank market, the Bank runs open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision, guidelines issued by the Reserve Bank of India and guidelines issued by overseas regulators, certain derivative transactions are subject to margining and collateral exchange in accordance with a Credit Support Annex. Reserve Bank of India has permitted the Bank to post and collect margin for permitted derivative contracts with covered entities. The Bank has also implemented the International Swaps and Derivatives Association’s prescribed Standardized Initial Margin Model for estimating the initial margin requirements for some of the non-centrally cleared derivatives. The Bank settles certain derivatives transactions through qualified central counterparties such as Clearing Corporation of India Limited and London Clearing House Limited and posts collateral in line with the margin regulations stipulated by qualified central counterparties.

The Bank also enters into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange risk and also engages in trading of derivative instruments on its own account.

Credit Spread Risk

Credit spread risk arises out of investments in fixed income securities. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by the Bank. We closely monitor our portfolio, and risk is monitored by setting credit spread for 1 bps (CS01) limits, investment limits, rating-wise limits, single issuer limits, maturity limits and stipulating daily and cumulative stop-loss limits.

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

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity cash flow statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cumulative utilization against gap limits laid down for each bucket is reviewed by the Bank’s Asset Liability Management Committee.

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

The sources of liquidity, levels of liquid assets, Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”) are set out in “Operating and Financial Review and Prospects—Market Risk—Liquidity Risk”.

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

Similar frameworks to manage liquidity risk have been established at each of the overseas banking subsidiaries of the Bank, addressing the risks they run as well as incorporating host country regulatory requirements, as applicable.

Our subsidiary in the United Kingdom has access to diverse sources of liquidity to allow for flexibility in meeting its funding requirements. In line with local regulatory requirements, ICICI Bank UK has an Internal Liquidity Adequacy Assessment Process document, which is approved by its Board of Directors. The Internal Liquidity Adequacy Assessment Process outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK, at least on monthly basis. ICICI Bank UK has complied with these requirements throughout fiscal 2025. It maintained a liquidity coverage ratio above the stipulated level of 100.0% during fiscal 2025 and complied with Pillar 2 liquidity requirements, as stipulated by the Prudential Regulation Authority.

In Canada, the liquidity coverage ratio guidelines from the Office of the Superintendent of Financial Institutions expect banks to ensure that the value of the liquidity coverage ratio be no lower than 100.0%, in the absence of financial stress. At March 31, 2025, ICICI Bank Canada maintained a liquidity coverage ratio above the regulatory minimum of 100.0%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These limits are monitored by the Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these guidelines throughout fiscal 2025.

In addition, Net Cumulative Cash Flow information is shared with the Office of Superintendent of Financial Institutions on a monthly basis, consisting of details of maturity, pattern of assets and liabilities and net cash flows.

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

Operational Controls and Procedures in Treasury

The Bank has internal controls with respect to its treasury operations, which include the segregation of duties between the treasury front-office and treasury and securities services groups, certain control procedures, monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal size limits, product investment limits and market risk limits. In order to mitigate the potential risk of mis-selling, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, over-the-counter deal execution-related conversations are recorded. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Further, there is monitoring for unconfirmed, unsettled deals if any, delay in settlement or confirmation, and other potential issues.

Operational Controls and Procedures for Information Technology

The Bank has a governance framework for information technology and security with oversight by the Information Technology Strategy Committee, which is a Board-level committee chaired by an independent director. The security strategy at the Bank is based on the principle of defense in depth and the information technology risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security, information technology risk management and financial crime prevention, which are independent of the business units. In striving to provide high availability and continuity of services to its customers, including high availability of customer-facing information technology systems, the Bank has a Business Continuity Management and Disaster Recovery Policy for timely recovery of its information technology systems in the event of any disaster or contingency.

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

Third Party Risk

The Board has approved Outsourcing Policies (Business and Information Technology) to oversee the governance around outsourcing activities. Based on these Policies, the Board and senior management are responsible for outsourcing operations and for managing risks inherent in such outsourcing activities. The Board has constituted an Outsourcing Committee, which approves new outsourcing activities, undertakes periodic reviews and implementation of the Outsourcing Policies, and performs other functions in support of the Outsourcing Policies.

Information Technology Risk

Information Technology risk refers to potential negative outcomes that may arise from the use of information technology systems and processes. Information technology risk includes the risk of business disruption and the risk of data breach.

The management of information technology risk is governed by the information technology risk management policy which is an annexure to the Board-approved operational risk management policy. The information technology risk management policy is applicable across the Bank including the overseas branches, ensuring a clear accountability and responsibility for the management and mitigation of information technology risk, developing a common understanding of the key information technology processes and facilitating the information technology group to improve internal controls in information technology operations. The Board has constituted an Information Technology Strategy Committee for reviewing risks associated with the various technology solutions of the Bank.

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

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer/ Anti-Money Laundering/ Combating of Financing of Terrorism controls in accordance with the provisions under the Prevention of Money Laundering Act, 2002, rules promulgated thereunder and directions issued by the regulators from time to time.

Implementation of these controls includes the formulation of a Group Know Your Customer, Anti-Money Laundering and Combatting Financing of Terrorism policy that establishes the standards of Anti-Money Laundering/Combating of Financing of Terrorism compliance and is applicable to all activities of the Bank including its Strategic Business Units in India, overseas branches and banking & non-banking subsidiaries; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a wholetime director to ensure overall compliance with the obligation under PMLA; appointment of a senior level officer as the Principal Officer who has the responsibility of monitoring day-to-day implementation of the Anti-Money Laundering framework; implementation of adequate Know Your Customer procedures, which includes the screening of customer names with sanctions lists and other negative lists issued by the regulators, as applicable, and customer risk categorization to classify the customers as high, medium or low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementation of appropriate mechanisms to train employees’ and create customer awareness of the Know Your Customer, Anti-Money Laundering and Combatting Financing of Terrorism policy. With an objective to identify, assess and understand the money laundering and terrorist financing risks faced and adopt effective risk mitigation measures following the risk based approach, the Bank has formulated a Money Laundering/Terrorists Financing Risk Assessment Framework.

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

Cyber Security

Risk Management and Strategy

The Bank is exposed to a broad range of cybersecurity risks that have become increasingly complex, persistent and sophisticated. These include threats such as denial-of-service attacks, hacking, malware intrusions, ransomware, data corruption, identity theft and social engineering attacks—some of which specifically target our employees, customers, and third-party vendors. Such incidents may result in the unauthorized access, use, disclosure, modification, or destruction of confidential information, disruption of our operations, and could have a materially adverse effect on our business operations, financial results, legal standing, and reputation.

Our business operations are critically dependent on the secure processing, transmission, and storage of confidential and proprietary information across our technology infrastructure, which includes our internal data centers and the systems of various third-party service providers. Customers access our services through multiple channels, including personal computers, mobile devices and other endpoints that lie outside our managed environment and are inherently vulnerable to external cybersecurity threats. As a result, both our infrastructure and customer interfaces are exposed to evolving threats, including cyber-attacks by criminal syndicates, state-sponsored entities, insider threats, and other malicious actors.

We continue to witness heightened cybersecurity risks, driven by rapid digitalization, proliferation of emerging technologies and the increasing use of digital channels for conducting financial transactions. Our cyber-risk landscape is further complicated by technological advancements such as AI and quantum computing. While AI can be leveraged to enhance data processing, customer service, and operational efficiency, it can also be used by adversaries to identify system vulnerabilities more rapidly and launch adaptive, real-time attacks that evade conventional detection mechanisms. Quantum computing, once commercially viable, could potentially compromise existing encryption protocols, posing a significant threat to data confidentiality.

Cybersecurity risks are further exacerbated by our reliance on third parties, including service providers, vendors, and financial market infrastructure. A technology failure, cyber incident, or breach at any of these third parties could adversely affect our ability to conduct business, manage risk exposures, or meet regulatory obligations. In addition, increased sectoral interconnectedness and consolidation amplify systemic risks, as a compromise at one institution may have cascading effects across financial ecosystems.

The Bank has established a comprehensive cybersecurity framework designed to protect the confidentiality, integrity, and availability of information assets. This includes:

•	A layered “defence-in-depth” strategy encompassing perimeter and endpoint security, application and data security, network segmentation, and privileged access controls.

•	Continuous monitoring and threat detection by our 24x7 Security Operations Centre (“SOC”).

•	Deployment of Data Loss Prevention (“DLP”) systems to protect sensitive data across endpoints, web gateways, and email infrastructure.

•	Implementation of a robust cyber-incident response plan covering preparation, detection, escalation, containment, investigation, eradication, recovery, and post-incident analysis.

•	Cyber-attack simulation drills (e.g., spear phishing, distributed denial-of-service (“DDoS”) simulations and social engineering exercises) and disaster recovery/business continuity drills to test resilience and response readiness.

Our strategy also includes robust cyber-risk awareness programs. We have implemented customer-facing controls that allow real-time self-management of critical security parameters such as card limits and access permissions. Awareness initiatives are regularly conducted through campaigns that educate customers on safe banking practices in digital environments. Internally, the Bank runs a comprehensive Security Awareness Program to train employees on threat identification, phishing prevention, and secure data handling practices.

The Bank’s cybersecurity policies and processes are benchmarked against multiple regulatory and industry frameworks, including the Reserve Bank of India’s Cybersecurity Framework, NCIIPC Guidelines, the FFIEC Cybersecurity Assessment Tool, SEBI and IRDA cybersecurity guidelines, as well as global standards such as the NIST Cybersecurity Framework. Our cybersecurity policies are reviewed and approved annually by the Board of Directors to ensure the policies remain current and effective in the context of emerging risks.

Governance

The Bank has instituted a dedicated cybersecurity governance structure that clearly defines roles, responsibilities, and oversight mechanisms. The Board of Directors assumes ultimate responsibility for cybersecurity oversight, which it delegates through the Information Technology Strategy Committee. The Information Technology Strategy Committee is responsible for ensuring that the Bank has established effective mechanisms to identify, assess, manage, and mitigate cybersecurity risks. It also reviews updates on key risk indicators, threat landscape developments, and cybersecurity incident summaries.

The operational execution of the Bank’s cybersecurity strategy is led by the Chief Information Security Officer, who brings more than 26 years of domain experience across retail banking, treasury, internet and mobile banking platforms, securities markets, and IT governance. The Chief Information Security Officer leads the Information Security Group, which comprises specialized teams in cyber defence operations, incident response, regulatory compliance, and vulnerability management.

The Chief Information Security Officer and Information Security Group leadership team provide quarterly briefings to the Information Technology Strategy Committee, covering threat intelligence, incident trends, cyber risk assessments, and status updates on security initiatives. The Information Security Group staff undergo regular training and certification, and participate in industry-wide cybersecurity forums to stay abreast of evolving threat vectors and regulatory expectations.

Cybersecurity is embedded in the Bank’s enterprise risk management framework and is assessed alongside operational, reputational, and third-party risks. All technology implementations and digital products undergo security assessments before deployment. The Bank also conducts periodic tabletop exercises simulating cyber incidents to validate its incident response, communication, and stakeholder coordination procedures.

Vendor and third-party risk is actively managed through a formal due diligence and continuous monitoring framework, which includes evaluating a vendor or third party’s cybersecurity posture, breach notification protocols, and alignment with the Bank’s data protection requirements. Cybersecurity obligations are embedded in contracts with service providers to ensure timely incident reporting and mitigation cooperation.

Cybersecurity Incidents

During the fiscal year 2025, the Bank did not identify any cybersecurity incident that materially affected, or is reasonably likely to materially affect, our business strategy, operations or financial condition. However, consistent with industry-wide experience, we have faced multiple attempted attacks, including targeted phishing, credential harvesting, and DDoS attacks aimed at disrupting customer access to our digital platforms. These attempts were promptly detected and mitigated by the Bank’s cybersecurity infrastructure without any known data compromise or service disruption.

Despite our preparedness and layered controls, we recognize that no security framework is immune to breach. Attack techniques are constantly evolving, often leveraging previously unknown vulnerabilities or exploiting human error. Sophisticated adversaries may possess significant resources and employ highly targeted methods that can bypass traditional security defences. Some threats may go undetected for extended periods and be discovered only after a breach has occurred.

The Bank continues to invest in strengthening its security infrastructure, improving resilience, and enhancing response capabilities. Significant resources are dedicated to modernizing defences, including AI-based analytics, behaviour-driven anomaly detection, and zero-trust architecture components. We remain vigilant in identifying and addressing emerging threats, including those arising from supply chain exposures, third-party dependencies, and cross-border regulatory developments.

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

The Internal Audit Group has adopted a risk-based audit methodology in accordance with the Reserve Bank of India guidelines. The risk-based audit methodology is outlined in the Internal Audit Policy. An annual risk-based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all business centers, business groups and other functions in accordance with the risk-based audit plan. Resources required for implementing the risk-based audit plan are also approved by the Audit Committee.

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

The Reserve Bank of India requires banks to have a process of concurrent audits of risk sensitive areas identified as per specific business models. Centralized Processing Centers are required to be under purview of concurrent audit. The coverage of business centers/business areas under purview of concurrent audit and scope of work to be entrusted to concurrent auditors are required to be approved by the Audit Committee. In adherence with the requirements, the Internal Audit Group has put in place a systematic and structured approach for concurrent audit covering a review of high-risk financial transactions originated by domestic business centers, throughout India. Additionally, domestic business centesr having high volume of high-risk financial transactions are under purview of separate concurrent audit. Various other areas including treasury related functions and trade finance transactions are also under purview of concurrent audit. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. Some of the head office functions are also under purview of continuous audit. The details of the concurrent audit coverage are outlined in the annual risk-based audit plan, approved by the Audit Committee.

The audit of overseas banking subsidiaries and domestic non-banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries/or by an internal audit team of the Bank. These audit teams functionally report to the Audit Committees of the respective subsidiary and to the Internal Audit Group of the Bank. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of internal auditors in India.

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

Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business or when using new means to conduct existing business where the law is often untested by the courts. We seek to minimize legal risk by our Legal Group providing/reviewing legal documentation and advising on legal risks for our transactions, products and services.

See also “Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our financial performance and the prices of our equity shares and ADSs”, “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “—Legal and Regulatory Proceedings”.

Risk Management Framework for International Operations

We have adopted a risk management framework for our international banking operations, including overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit. Under the framework, the Bank’s credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board of Directors or the committees designated by the Board of Directors. The overseas branches are governed by their respective Risk Appetite Framework approved by the Board and the overall bank-wide policies. In addition, there are also branch level policies, frameworks and limits structures as appropriate Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank as per the risk management framework.

The Compliance Group oversees regulatory compliance at the overseas branches, its International Financial Services Centre Banking Unit and Offshore Banking Unit. Compliance risk assessments, including the key risk indicators pertaining to domestic and overseas branches, are presented to the Risk Committee of our Board of Directors on a periodic basis. Management of regulatory compliance risk is an integral component of the governance framework at the Bank and its subsidiaries along with the internal control mechanisms.

Risk Management in Certain Subsidiaries

ICICI Bank UK

ICICI Bank UK is exposed to key risks including credit, market, liquidity, operational, outsourcing, compliance, and reputation risks.

The Board of Directors of ICICI Bank UK is responsible for oversight and control of the functioning of ICICI Bank UK, and for approving major policies including the risk management framework and risk appetite framework. ICICI Bank UK has implemented its Board-approved Internal Capital Adequacy Assessment and Internal Liquidity Adequacy Assessment processes in compliance with regulatory requirements and maintains adequate capital and liquidity buffers.

Various executive committees provide day-to-day oversight on key risks, with periodic monitoring at both the executive and Board/Board committee levels. All business activities are conducted within the approved risk appetite and policy framework.

ICICI Bank Canada

ICICI Bank Canada faces risks such as credit, market, operational, structural interest rate, liquidity, compliance, and reputation risks. ICICI Bank Canada has developed an Enterprise Risk Management Framework to identify, measure, and monitor these risks effectively.

The Board of Directors of ICICI Bank Canada has oversight on all risks and has established committees with specific mandates for oversight over the various risks.

The Risk Committee of ICICI Bank Canada’s Board has delegated the operational responsibility for credit risk, market risk and operational risk management to the Management Credit Committee, Asset Liability Committee and Non-Financial Risk Committees, respectively, within the broad parameters and limits laid down in the Enterprise Risk Management Framework and its various annexures (namely, the Corporate and

Commercial Credit and Recovery Policy, Retail Credit Recovery Policy, Residential Mortgage Underwriting Policy, Market Risk Management Policy, Liquidity Management Policy and Operational Risk Management Policy).

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

ICICI Securities Primary Dealership has a Board level Risk Management Committee which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and overseeing adherence to the risk and investment limits set by its Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of its Board, Board Risk Management Committee, Executive Risk Committee and its subcommittees. The Board, on the recommendation of the Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational (including legal, compliance, outsourcing, customer dissonance, business continuity, information and cyber security) risks. The Board periodically reviews the potential impact of strategic risks such as changes in macro-economic factors, government policies, regulatory environment and tax regime on the business plan of the ICICI Prudential Life Insurance Company.

In addition to these risks, the life insurance industry faces sustainability risks related to environmental, social and governance issues, including climate change. The risk management framework of the ICICI Prudential Life Insurance Company seeks to identify, measure and control its exposures to all these risks within its overall risk appetite. Accordingly, sustainability risks, including climate-related risks, are integrated in the risk management framework of ICICI Prudential Life Insurance Company.

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

ICICI Lombard General Insurance Company Limited

ICICI Lombard General Insurance Company Limited is principally exposed to risks arising out of the nature of business underwritten, credit and market risk on its total investment assets as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance Company Limited seeks to diversify its insurance business across product classes, industry sectors and geographical regions with focus on achieving a balance between the corporate and retail business mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance Company Limited has a risk retention and reinsurance policy. ICICI Lombard General Insurance Company Limited also has the ability to limit its risk exposure by way of re-insurance and co-insurance arrangements.

Investments of the ICICI Lombard General Insurance Company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the IRDAI.

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

Loan Portfolio

Our gross loan portfolio increased by 12.2% from Rs. 12,830.5 billion at year-end fiscal 2024 to Rs. 14,389.3 billion at year-end fiscal 2025. At year-end fiscal 2025, 91.5% of our gross loans were rupee loans. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

Collateral—Completion, Perfection and Enforcement

Our loan portfolio largely consists of corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables and loans to higher-rated corporate borrowers. For loans which are secured, we generally stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See also “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loans against gold ornaments and jewellery.

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

Commercial loans

The Bank generally requires collateral at origination for commercial loans. We may also extend unsecured facilities in certain circumstances. Such circumstances may include working capital limits outside consortium, short term requirements of the borrower, regulatory norms/restrictions on taking security and facilities where adequate structural comforts are available to mitigate the envisaged credit risks and retail loans such as credit cards and personal loans. We also provide unsecured loans to higher rated, well-established corporates. The collateral for project and other corporate loans are usually immovable assets which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor, except for projects such as road/airport and other concession-based projects. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act, 2013 when borrowers are constituted as companies. Security interests upon immovable property are generally required to be registered with the relevant Sub- Registrar in terms of the Registration Act, 1908. This registration amounts to a constructive public notice of the security interests. We may also take security of a pledge of financial assets like marketable securities and obtain corporate guarantees and personal guarantees and sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

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

Additionally, in some cases, we may take further security on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. We also accept post-dated checks or cash (by way of term deposits of the Bank duly lien-marked in our favor) as additional comfort for the facilities provided to various entities. The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. In the case of lending under consortium banking arrangement, a valuation report is obtained as per the timelines stipulated by the lead bank. The Bank is generally entitled, by the terms of security documents, to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement. As per the credit policy of the Bank, we comply with the extant regulatory guidelines with respect to collateral valuation in the case of non-performing accounts.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate quasi-criminal proceedings against the issuer of the checks. We are also adopting an online dispute-resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute-resolution mechanism and its continuing usage will be subject to changes in law or court decisions.

We recognize that our ability to realize the full value of the collateral is affected adversely by, among other things, delays in bankruptcy proceedings, delays in the legal system, objections raised by borrowers or other interested third persons, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. The value and time to dispose the collateral could also be impacted by policy decisions. In addition, the Bank generally has a right of set-off for amounts due to us from these facilities. The Bank generally requires its working capital loan customers to submit data on their working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Pricing

Based on the guidelines of the Reserve Bank of India, all rupee loans extended by Banks and credit limits renewed with effect from April 1, 2016 are required to be priced with reference to marginal cost of funds based lending rate. As required by the guidelines, we publish the ICICI Bank marginal cost of funds-based lending rate for various tenures on a monthly basis.

The Reserve Bank of India’s Master Direction – Interest Rate on Advances mandates banks to link all new floating rate personal or retail loans (e.g., housing loans or auto loans) and floating rate loans to micro, small and medium enterprises extended by banks to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. For borrowers other than retail and micro, small and medium enterprises, the Bank has the option to offer floating rate loans linked to external benchmark or marginal cost of funds based lending rate. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India repo rate.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, joint ventures and consolidated entities at year-end fiscal 2025.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)			Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs.	1,093	Rs.	2,485		Rs.	3,009
ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%		30,299		20,406			421,528
ICICI Prudential Asset Management Company Limited(4)(10)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		49,797		35,169			43,837
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		23		25			29
ICICI Securities Limited(4)(7)	March 1995	Securities broking & Merchant Banking	100.00%		63,333		53,891			300,099
ICICI International Limited	January 1996	Asset management	100.00%		94		173			175
ICICI Trusteeship Services Limited	April 1999	Trusteeship Services	100.00%		3		11			12
ICICI Home Finance Company Limited(4)	May 1999	Housing Finance	100.00%		34,499		46,408			301,460
ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%		335		187			282
ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%		1		131			132
ICICI Securities Inc.(4)(5)	June 2000	Securities Broking	100.00%		258		434			520
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	51.03%		726,922		119,413	(6)		3,142,402
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	51.55%		341,049		149,841	(6)		690,203
ICICI Bank UK	February 2003	Banking	100.00%		12,324		30,082			206,826
ICICI Bank Canada	September 2003	Banking	100.00%		18,897		28,952			313,051
ICICI Prudential Pension Funds Management Company Limited(8)	April 2009	Pension fund management and Points of Presence	100.00%		316		525			593
I-Process Services (India) Limited	April 2005	Manpower support services	100.00%		9,512		886			1,910
ICICI Strategic Investments Fund(9)	February 2003	Venture capital fund	100.00%	Rs.	35	Rs.	103		Rs.	105

__________________

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds), share application money and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly owned subsidiary of ICICI Securities.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(7)	On March 24, 2025, ICICI Securities became a wholly-owned subsidiary of the Bank.

(8)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited. The Board of Directors of the Bank at its board meeting held on July 19, 2025 approved the acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited from ICICI Prudential Life Insurance Company Limited to make ICICI Prudential Pension Funds Management Company Limited a wholly owned subsidiary of the Bank, subject to RBI, PFRDA and other necessary approvals.

(9)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(10)	On June 27, 2025, the Bank approved purchase of up to 2% additional shareholding in the ICICI Prudential Asset Management Company Limited. This purchase will primarily be towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by ICICI Prudential Assets Management Company Limited, subject to receipt of requisite approvals.

At year-end fiscal 2025, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

ICICI Securities Holdings Inc., incorporated in the United States;
ICICI Securities Inc., incorporated in the United States;
ICICI Bank UK PLC, incorporated in the United Kingdom;
ICICI Bank Canada, incorporated in Canada; and
ICICI International Limited, incorporated in Mauritius.
ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.
ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ financial statements.

The following table sets forth certain information on our affiliates whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2025.

Name(1)	Year of formation	Activity	Ownership interest	Total income(2)		Net worth(3)		Total assets(4)
				(in millions, except percentages)
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking, finance and insurance	18.79%	Rs.	770	Rs.	331	Rs.	441
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)(6)	July 2009	Merchant acquiring and servicing	19.01%		1,970		3,190		7,898
India Infradebt Limited	October 2012	Infrastructure re-finance	42.33%		23,815		37,321		280,747
India Advantage Fund-III	June 2005	Venture capital fund	24.10%		300		334		337
India Advantage Fund-IV	August 2005	Venture capital fund	47.14%		181		196		197
Arteria Technologies Private Limited	February 2007	Software company	19.98%	Rs.	558	Rs.	601	Rs.	807

__________________

(1)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(2)	Total income represents gross income from operations and other income of the entity.

(3)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(4)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(5)	On June 11, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of NIIT Institute of Finance Banking and Insurance Training Limited, consequent to which the share transfer was completed and it ceased to be an associate of the Bank effective the same day.

(6)	The Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of FISERV Merchant Solutions Private Limited on March 29, 2025. The share transfer was completed subsequently on April 17, 2025 and it ceased to be an associate of the Bank effective that day.

Technology

Technology organization

Dedicated technology teams are responsible for the implementation and support of technology platforms and solutions used across various business functions. There are specific technology verticals which are focused on specialized technology functions such as core, data and intelligence, customer engagement, employee engagement and federation. The technology infrastructure team is responsible for facilitating the technology infrastructure across data centers, networks and cloud infrastructure. The Technology Management Group is a team which is responsible for the technology strategy of the Bank including implementation of enterprise architecture. Our startup engagement and investment team seeks to leverage innovation in the startup and technology ecosystem.

In fiscal 2025, we continued to invest in key technology solutions that enhance our business and operational capabilities. Our technology priorities are driven by our objective of improving customer digital experiences across multiple touchpoints, including by revamping our internet-facing and mobile interfaces. We are focused on platform integration to enable seamless onboarding and faster processing, along with the in-housing of applications to strengthen monitoring and security controls. We are consistently upgrading and strengthening our technology infrastructure with a goal to maintain a secure, stable and resilient infrastructure and improve operational efficiency. Business process optimization is occurring through adoption of intelligent automation platforms including robotic processes and Optical Character Recognition capabilities which has enabled efficiency across business and operational functions. These have brought about faster turnaround time as well as enabling increased capacity for handling transaction volumes and customer requirements. As part of our technology strategy, we focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services-based architecture, cloud computing, cognitive intelligence and other emerging technologies. This is based on the founding pillars of scalability, resilience and security, and creating delightful and digitally native customer experiences to enable sustainable profitable growth. The key priorities that dominate our technology requirements include our technology platforms, embedded banking, cloud adoption and data platforms and analytics.

We have a dedicated Data Science and Analytics Group that works across business areas on projects relating to business analytics, decision strategies, forecasting models, machine learning, rule engines and performance monitoring. We maintain a comprehensive enterprise-wide data warehouse and employ statistical and modelling tools for leading-edge analytics.

In driving an innovation and start-up mindset, we have set up an Innovation Centre to collaborate with and invest in fintech startups and co-develop products aligned with the Bank’s digital roadmap. The engagements with the startups are focused on payments, digital lending, customer experience, risk management and platforms.

Digital platforms and journeys for retail customers

Our retail internet banking platform and our mobile banking application, iMobile, are designed to meet the overall needs of our customers. Our retail internet banking interface offers adaptable features, while iMobile Pay's open architecture ensures seamless payments via the unified payments interface.

The redesigning of retail internet banking and the iMobile app enhances overall usability by offering improved control, customization and a unified digital experience. The iMobile app prioritizes accessibility with a user-friendly interface for easy navigation and access to over 400 services including account management, fund transfers, bill payments, deposits management and investments. Enhanced features such as Unified Payments Interface (“UPI”) for NRIs, smart scan and voice search simplify transactions and boost accessibility. Security feature of the iMobile app, such as SmartLock allows its customers to temporarily block/unblock various banking channels such as UPI, internet banking, iMobile app and debit/credit cards, all with a single click enhancing security. ICICI Bank’s mobile app strategy aims to deliver a convenient, secure and personalized banking experience.

iLens, ICICI Bank’s lending solution, is an integrated loan processing platform for retail loans. It is an end-to-end digital lending platform covering the entire loan life cycle, starting from onboarding to disbursement with the objective of providing superior transaction experience and enhanced operational efficiency. During fiscal 2025, credit cards were also added on the iLens platform in addition to mortgage loans, personal loans and education loans. This is expected to further enable us to provide enhanced customer experience and increase our ability to capture the entire customer ecosystem in a simplified, frictionless and digital manner, thereby creating value for the customers and the Bank.

Digital payments and partnerships

We have continued to strengthen our efforts in creating a seamless digital journey with user-friendly experiences. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience.

FASTag is an electronic toll collection system in India operated by the National Highways Authority of India through prepaid radio frequency identification tags. We are one of the leading banks in electronic toll collection on highways through FASTag. We have not only pioneered the usage of FASTag for toll payments at various national and state highway but also expanded the usage of FASTag for parking payments at airports, malls, and tech parks across the country. ICICI Bank Fastag's auto-recharge feature ensures seamless toll payments by topping up the prepaid account automatically when the balance is low, facilitating hassle-free commuting.

We have partnerships with various leading companies to offer co-branded credit cards. We offer these credit cards to both our customers as well as non-ICICI Bank account holders. We aim to provide comprehensive solutions to the new-to-bank customers that have been acquired through these credit cards. The growth in credit card transactions was driven by higher activation rate and effective portfolio management, facilitated by digital customer onboarding processes.

Digital platforms and solutions for rural customers

We use imagery from observation satellites to measure an array of parameters related to the land, irrigation and crop patterns which is used in combination with demographic and financial parameters to make expeditious lending decisions for farmers. This has helped in reducing the time for credit assessment.

Technology in debt service management

Our debt servicing practice has been built on the core of leveraging technology and advanced data analytics that enables us to reach customer using non-intrusive channels at an optimal cost. We cover over 35% of our early defaults through risk-based models using contactless channels i.e. interactive voice bot, smart interactive voice response (“IVR”) calls, WhatsApp and short messaging service (“SMS”) campaigns in more than 14 languages. We have been using various digital payment solution that help collect over 84% of payments digitally. For our rural portfolio, we use satellite-based images and data algorithms to monitor crop growth which helps enhance our collection efficiencies.

Digital platforms and journeys for business banking customers, merchant ecosystem and ecommerce ecosystem

Our digital platform, InstaBIZ, is a one-stop solution for all business banking needs. We have seen an increase in the engagement level of customers on the InstaBIZ app. Any customer can now open current account instantly through Know Your Customer Video (“video KYC”) in a seamless, paperless manner. Customers can apply for loans, avail instant overdraft, manage export-import transactions, get merchant banking solutions, make instant bill and tax payments and use other services through the InstaBIZ app. The newly introduced feature—SmartLock— allows the customers to temporarily block/unblock various banking channels such as UPI, internet banking, iMobile app and debit/credit cards, all with a single click enhancing security.

In fiscal 2025, the Bank launched DigiEase, a digital onboarding platform for business banking customers to provide a seamless onboarding experience. The platform leverages integration with various public data infrastructure under single workflow for seamless retrieval and validation of data digitally, ensuring data reliability and operational efficiency with reduced turnaround time. The platform aims to provide complete visibility across every stage of the customer journey, beginning with onboarding, continuing through sanctioning and disbursement and extending into portfolio monitoring.

Our Trade Online platform allows customers to perform most of their trade finance and foreign exchange transactions, such as regularization of bill of entry and export bills, accessing letters of credit and fixed deposit backed bank guarantees, accessing export credit, and facilitating import and export bill collections digitally. ICICI Bank has strengthened its Trade Application Programme Interface (“API”) suite—a major step in digitizing trade transactions to support our growing trade ecosystem. By integrating directly with clients' enterprise resource planning (“ERP”) systems, the Trade API suite enables automated transaction initiation and reconciliation, elimination of manual intervention, and significant reduction in processing time, thereby offering clients a faster, secure, and seamless experience.

Our strategy in the merchant ecosystem space focuses on onboarding merchants with known and assessable credit worthiness through our comprehensive acquiring platforms including Point of Sale (“POS”), UPI, payment gateway and payout solutions. To support this strategy, the Bank has made strategic investments in building in-house merchant acquiring platforms. This platform empowers retailers, online businesses and large e-commerce firms with omni-channel collection and payment capabilities, seamlessly integrated with the bank. The platform also enables the Bank to integrate the latest available payment devices, ensuring merchants have access to technology for enhanced transaction experiences. We are continuously enhancing our merchant product suite in a fast-evolving competitive landscape to meet the dynamic needs of our customers. Additionally, merchants benefit from connected banking services, which enable instant reconciliation by seamlessly integrated banking with their accounting systems.

The e-commerce ecosystem lends significant opportunities for us to offer digital solutions to customers and merchants selling their goods through e-commerce websites. Our ‘Cardless Equated Monthly Instalment’ facility enables our pre-approved customers to convert their transactions into equated monthly installments at the check-out section of the e-commerce website or mobile application. Some key solutions offered to e-commerce entities and their sellers include an overdraft facility, composite pay APIs enabling payments through various channels, foreign currency fixed deposit, working capital and easy payment solutions. For customers utilizing e-commerce platforms, we offer solutions such as digital wallets, prepaid cards and co-branded credit cards.

Digital platforms and solutions for corporate and institutional customers and their ecosystems

“ICICI STACK for Corporates” in over 20 key industries offers comprehensive solutions to corporates and their ecosystem like channel partners, dealers, vendors, employees and other stakeholders, thus bringing the full range of banking services to the customer. Platforms offered to corporate customers as a part of ICICI STACK for Corporates include Corporate Internet Banking, Escrow Management, Trade Online and FX Online, and other platforms.

Trade Emerge, a comprehensive digital platform, is a one-stop solution offering a wide range of services for all the trade-related needs of exporters and importers. Trade Emerge is accessible through Corporate Internet Banking, InstaBIZ and Trade Online to ensure that all the banking and other trade requirements of exporters and importers are fulfilled within the ICICI ecosystem. The Digi-Escrow platform modernizes traditional escrow services by offering a seamless digital experience. The Bank is also enhancing journeys on cash management and trade digital platforms.

Further, corporates are increasingly seeking scalable and efficient supply chain finance solutions. ICICI Bank addresses these needs through its comprehensive suite of platforms including OneSCF, FSCM, CorpConnect, and DigitalLite. These platforms deliver comprehensive digital onboarding for supply chain partners, end-to-end visibility from payments to collections, automated data reconciliation, real-time dashboards, and a secure, paperless transaction environment.

Our treasury-trading infrastructure has an internet protocol telephony-based architecture. We have enhanced our existing process of automation in the treasury business, thus reducing trading risks and enhancing market competitiveness. The iTreasury feature on our corporate internet banking platforms offers a unified, intuitive, one-view dashboard to corporates to meet their treasury requirements.

Technology in customer relationship management

During fiscal 2025, the Bank has enhanced its Customer Relationship Management (“CRM”) platform, iCRM. The transformed iCRM is a comprehensive cross-functional unified CRM platform across internal stakeholders such as business centers and service centers. The platform connects ICICI Bank employees to data and key customer information across the Bank. Designed for both web and mobile platforms, it presents a holistic view of customer engagement history in a consolidated manner, enabling teams to better understand customer needs and preferences and offer suitable banking solutions.

Data Center and Disaster Recovery System

We have two captive data centers located in Hyderabad designed to optimize energy efficiency and support high server densities. In addition, we maintain a co-located facility in Hyderabad, which acts as a near-site recovery point for critical systems. We also have a disaster recovery data center in Jaipur. Further, we are enhancing our capacity through new data centers in Mumbai, hosted at co-location facilities.

Additionally, our information technology infrastructure is hosted on public cloud platforms and supports critical aspects of our business, including data storage, computing capacity, and software delivery. These systems are monitored around the clock to detect anomalies and ensure prompt incident response. Disaster recovery drills, including failover and failback exercises, are conducted at regular intervals to ascertain the readiness of our systems and validate recovery time and point objectives. We have developed business continuity plans that support the continued operation of critical business functions during a disaster. These plans are aligned with the guidelines issued by the Reserve Bank of India and have been approved by our Board of Directors. These plans are tested periodically to ensure effectiveness.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, non-banking financial companies, new differentiated banks in the private sector such as payments banks and small finance banks, non-bank entities offering retail payments and other services, mutual funds and investment banks. We seek to gain competitive advantage over our competitors by offering products and services that are in the interest of our customers, using technology, building customer relationships, enhancing distribution in a seamless manner and developing an aligned team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2025, there were approximately 140 commercial banks in the country.

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

Non-financial companies, particularly international technology companies including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India. ICICI Bank is also undertaking various initiatives in developing an enhanced technology architecture such as a focus on platforms and digitization, continuous investments in innovations and security features to be able to respond to the needs of customers with agility.

We seek to compete in the retail market through a comprehensive product portfolio and effective distribution channels, which include digital channels, branches and partnerships. We seek to build a localized understanding of market requirements through analytics and develop an efficient distribution and resource allocation strategy. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services. We continuously strive to adopt a ‘Fair to Customer, Fair to Bank’ approach across all our businesses.

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

We compete with foreign banks in cross-border trade finance based on our wider geographical reach in India relative to foreign banks and our technology-based customized trade financing solutions enabling most transactions to be undertaken digitally. We have leveraged our balance sheet size, wider branch network, technological capabilities and our international presence to compete in treasury-related products and services.

Other private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, established corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

Commercial Banking Products and Services for International Customers

In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers such as remittance services. Foreign banks have become more competitive in providing financing to Indian businesses leveraging their strength of access to lower cost foreign currency funds. We seek to position ourselves as an Indian bank offering products and services focused on non-resident Indians, capturing the ecosystem of multi-national corporates and India-linked trade and funds corridors with an extensive distribution network in India, to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our established relationships with Indian corporations in our international business.

Insurance and Asset Management

Our insurance and asset management businesses face competition from existing dominant public sector players as well as dominant private sector players. We believe that our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Prudential Asset Management Company Limited and ICICI Lombard General Insurance Company Limited, have built product, distribution and risk management capabilities, achieving competitive market positions in their respective businesses. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2025, we had 182,665 employees, including sales executives, employees on fixed term contracts and interns. Of these, ICICI Bank employed 130,957 employees at year-end fiscal 2025. Of our 182,665 employees at year-end fiscal 2025, 113,072 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

ICICI Bank pays performance-linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance-linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined limit, a part of the bonus is deferred and paid over a period. Senior managers and employees in senior management are also given employee stock options as variable pay. The deferred portion of variable pay pertaining to the assessment year or previous years (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all, or part or none of the unvested variable pay in the event of assessed divergence in the Bank’s provisioning for non-performing assets exceeding the prescribed threshold, or in the event of reasonable evidence of deterioration in financial performance, or in the event of gross misconduct and/or other acts as mentioned in the policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to claw back arrangements, as applicable. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

Properties

Our existing registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400051, Maharashtra, India.

ICICI Bank had a domestic branch network consisting of 6,983 branches, 16,285 ATMs and cash recycler machines at March 31, 2025 as compared to 6,523 branches, 17,190 ATMs and cash recycler machines at March 31, 2024. In addition to branches, extension counters and ATMs, ICICI Bank has 63 administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 67 processing centers and 46 currency chests.

We also provide residential facilities to employees in India. At March 31, 2025, we owned 446 apartments for providing residential facilities to our employees.

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

Penalty imposed by the Reserve Bank of India from April 1, 2024 to March 31, 2025.

•	The Reserve Bank of India has, by an order dated May 21, 2024, imposed a monetary penalty of Rs. 10.0 million on the Bank for non-compliance with certain directions issued by RBI on ‘Loans and Advances – Statutory and Other Restrictions’. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of section 47A(1)(c) read with section 46(4)(i) of the Banking Regulation Act, 1949. The Bank has taken necessary corrective action in this regard.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are reported to the Audit Committee at regular intervals.

•	In October 2022, the New York Branch entered into a consent order with its federal banking supervisor, the Office of the Comptroller of the Currency, which required the New York Branch to enhance certain processes in its Bank Secrecy Act/Anti-Money Laundering program and establish and maintain an effective sanctions compliance program. The Consent Order did not involve any monetary penalty. All requirements under the Consent Order were completed and OCC issued an order, dated March 8, 2025, terminating the consent order, following validation of the corrective measures undertaken by the branch to address the action items highlighted in the Order.

•	The German Federal Financial Supervisory Authority (“BaFin”), issued a Show Cause Notice (“SCN”) to the Germany Branch of ICICI Bank UK (overseas Banking Subsidiary of ICICI Bank Ltd.) highlighting the delay and errors in the Risk Bearing Capacity (“RBC”) report dated December 31, 2022. Subsequently, BaFin imposed a fine of Euro 36,753.50 through letter dated August 21, 2024 on ICICI Bank UK, Germany Branch. Errors pertaining to risk bearing capacity report have since been resolved.

In addition, the Bank received a notice dated July 17, 2023 from the Directorate of Enforcement for Adjudication proceedings under FEMA 1999 in connection with a Show Cause Notice received in 2015 for Overseas Direct Investment transaction undertaken by a customer of the Bank (i.e. Aamby Valley Limited - AVL) in 2010 and was directed to appear at a personal hearing which was scheduled on August 21, 2023. During the hearing, the legal counsel representing the Bank sought permission for inspection of documents/records relied upon by Directorate of Enforcement. A follow-up letter in this regard was also sent on September 28, 2023. The Directorate of Enforcement, through its letter dated May 29, 2025, has confirmed that the inspection of documents may be conducted on any working day, subject to securing a prior appointment. The Bank, through its letter dated June 11, 2025, has requested the Directorate of Enforcement to fix a date for inspection and/or taking copies of the documents/records maintained by the Directorate of Enforcement at any convenient time between July 2 and July 7, 2025.

ICICI Bank and it’s Ex-Managing Director & CEO had received a show cause notice dated May 23, 2018 (“SCN 1”), from SEBI under Rule 4(1) of the Securities Contracts (Regulations) (Procedure for Holding Inquiry and imposing penalties by Adjudicating Officer) Rules, 2005, requiring responses on matters relating to alleged non-compliance with certain provisions of the erstwhile Listing Agreement and the SEBI Listing Regulations. ICICI Bank submitted its reply to SEBI on August 23, 2018, and responded to further requisition for information from SEBI, including attending personal hearings. On November 19, 2020, SEBI issued a modified show cause notice to ICICI Bank (“MSCN”), response to which was submitted on February 12, 2021. During FY2025, SEBI issued a show cause notice dated February 13, 2025 to ICICI Bank revising the earlier show cause notice with respect to the provisions of penalty applicable and decoupled the ICICI Bank matter from that of the Ex-Managing Director & CEO. ICICI Bank has submitted its response to SEBI through letter dated February 27, 2025, and appeared for personal hearing and responded to queries raised by the adjudicating officer. Pursuant to order dated May 2, 2025, passed by the Securities Appellate Tribunal (“SAT”) in an appeal filed by the Ex-Managing Director & CEO, SEBI through letter dated June 4, 2025, directed ICICI Bank to ensure compliance with the directions set out in the order passed by the Securities Appellate Tribunal. ICICI Bank has approached SEBI for certain clarifications. A response from SEBI is awaited.

Contingent tax liability

At year-end fiscal 2025, our contingent tax liability was assessed at an aggregate of Rs. 160.7 billion (March 31, 2024: Rs. 103.5 billion), mainly pertaining to income tax, interest tax, service tax, goods and services tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. We have appealed or are in the process of filing an appeal against each of these tax demands. Based on consultation with counsel, favorable decisions in our own cases/advance rulings in other similar cases or as per ICICI Group’s internal assessment as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2025. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 160.7 billion (March 31, 2024: Rs. 103.5 billion):

•	Rs. 96.2 billion (March 31, 2024: Rs. 83.2 billion) related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to direct tax, where we have relied on favorable opinions from counsel and past decisions by appellate authorities in our own or other similar cases. The key disputed liabilities were:

•	Rs. 23.2 billion (March 31, 2024: Rs. 28.6 billion) related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities;

•	Rs. 15.6 billion (March 31, 2024: Rs. 15.6 billion) related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses;

•	Rs. 14.0 billion (March 31, 2024: Nil) related to disallowance of marketing expenditures by the tax authorities pertaining to ICICI Lombard General Insurance Company Limited, treated as inadmissible by the tax authorities;

•	Rs. 11.2 billion (March 31, 2024: Rs. 10.7 billion) related to the disallowance of interest paid on perpetual bonds, as the tax authorities do not deem these instruments as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction;

•	Rs. 7.2 billion (March 31, 2024: Rs. 7.0 billion) related to disallowance of provision for year-end operating expense by the tax authorities treating it as contingent in nature;

•	Rs. 7.0 billion (March 31, 2024: Rs. 6.3 billion) related to the disallowance of depreciation claims on leased assets, due to treatment of the lease transactions as loan transactions by the tax authorities;

•	Rs. 5.4 billion (March 31, 2024: Rs. 5.1 billion) related to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax provisions have 180 days limit as against 90 days followed by the Bank;

•	Rs. 4.2 billion (March 31, 2024: Rs. 4.0 billion) related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It has been disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off;

•	Rs. 2.1 billion (March 31, 2024: Rs. 1.0 billion) related to taxability of amounts withdrawn from the special reserve. The Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders;

•	Rs. 64.5 billion (March 31, 2024: Rs. 20.3 billion) was in respect of service tax, goods and services tax and sales tax/value added tax matters which mainly pertain to the demands along with interest and penalty levied by respective tax authorities where we have relied on favorable opinions from counsels and past decisions in our own cases/advance ruling by authorities in other similar cases. The key disputed liabilities were:

•	Rs. 32.5 billion (March 31, 2024: Nil) pertaining to ICICI Lombard General Insurance Company Limited relates to the eligibility of input tax credit on certain expenses;

•	Rs. 5.9 billion (March 31,2024: Nil) pertaining to the Bank relates to order on levy of GST on notional value of services provided by the Bank to customers maintaining specified Minimum Average Balance (MAB) in their deposit accounts;

•	Rs. 4.9 billion (March 31,2024: Rs. 4.9 billion) pertaining to ICICI Prudential Life Insurance Company Limited relates to denial of input tax credit availed and utilized on certain expenses pertaining to advertisement and manpower services;

•	Rs. 3.9 billion (March 31, 2024: 3.8 billion) pertaining to ICICI Lombard General Insurance Company Limited relates to disallowance of CENVAT credit in respect of services of re-insurance of motor insurance policies and contesting the methodology of computation of CENVAT credit reversal;

•	Rs. 2.0 billion (March 31, 2024: Rs. 2.0 billion) pertaining to the Bank relates to disallowance of CENVAT credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100.0% penalty on the same;

•	Rs. 1.0 billion (March 31, 2024: Nil) pertaining to the Bank relates to order on levy GST under Reverse Charge Mechanism (RCM) on reimbursement of expenses made by ICICI Bank India to its representative offices situated outside India; and

•	Rs. 0.8 billion (March 31, 2024: Rs. 1.0 billion) pertaining to the Bank relates to disallowance of CENVAT credit availed by the Bank on deposit insurance premium paid by the Bank to Deposit Insurance and Credit Guarantee Corporation (“DICGC”).

Based on judicial precedents in case similar to ICICI Group’s, and upon consultation with the tax counsel, we believe that it is more likely than not that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liabilities do not include Rs. 133.7 billion (March 31, 2024: Rs. 141.1 billion), considered as remote and therefore, are not required to be disclosed as contingent liability. Of the total disputed tax demands classified as remote, amount consisting of Rs. 60.2 billion (March 31, 2024: Rs. 19.0 billion) pertains to ICICI Lombard General Insurance Company Limited mainly relating to disallowance of provision for insurance claims, disallowance for non-deduction of tax on certain expenses, disallowance of exempt Income, non-payment of goods and services tax on co-insurance premium, re-insurance commission, motor salvage and reimbursement, Rs. 49.5 billion (March 31, 2024: Rs.49.5 billion) pertains to the demand of incorrect tax rate considered by tax authority for FY2021, Rs. 21.8 billion (March 31, 2024: Rs. 25.9 billion) pertained mainly to the deduction of bad debts, broken period interest and levy of penalties which are covered by favorable Supreme Court of India decisions in own/other cases, and Rs. 2.2 billion (March 31, 2024: Rs. 4.1 billion) pertains to error requiring rectification by tax authorities.

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

We held a total provision of Rs. 1,085 million at year-end fiscal 2025 for 696 cases with claims totaling to Rs. 2.4 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2025, such claims amounted to a total of Rs. 3.7 billion relating to 73 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 32 such cases at year-end fiscal 2025. Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2025, there were 159 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 779.5 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

For proceedings filed by the Ex-Managing Director & CEO relating to her termination, see “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector —The Board of Directors of the Bank has, pursuant to an independent enquiry, taken action against the Ex-Managing Director & CEO. In the event the Bank is found by any of the enquiries in the matter by government and regulatory agencies to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.”

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

American Depositary Receipt Fees and Payments

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

Fees and Other Payments Made by the Depositary

Under the amendment to an agreement previously entered into with the depositary, Deutsche Bank Trust Company Americas, the depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. The ADR program fee pertaining to fiscal 2024, which will be received in fiscal 2025 (net of withholding tax and other outstanding invoice), is US$ 0.7 million.

Selected Statistical Information

The following information should be read together with our financial statements included in this report as well as “Management Discussion and Analysis of Financial Condition and Results of Operations”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding. The yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expended to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Other interest income, which includes interest on tax refunds and income from swaps has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. These swaps are not part of our trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities, which contribute to the major components of interest earned, interest expended and net interest income.

	Year ended March 31,
	2023					2024					2025
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	9,059,681	Rs.	844,091	9.32%	Rs.	11,017,318	Rs.	1,108,708	10.06%	Rs.	12,747,775	Rs.	1,272,610	9.98%
Foreign currency		957,139		35,201	3.68		976,161		57,190	5.86		1,011,729		59,827	5.91
Total advances		10,016,820		879,292	8.78		11,993,479		1,165,898	9.72		13,759,504		1,332,437	9.68
Investments:
Investments in Government securities:
Rupee		3,591,054		238,048	6.63		4,471,598		316,780	7.08		5,170,395		372,849	7.21
Foreign currency		45,689		729	1.60		45,013		1,391	3.09		38,601		1,290	3.34
Total investment in Government securities		3,636,743		238,777	6.57		4,516,611		318,171	7.04		5,208,996		374,139	7.18
Other investments:
Rupee		632,296		37,070	5.86		875,898		57,784	6.60		1,456,207		94,060	6.46
Foreign currency		109,413		3,237	2.96		109,792		5,223	4.76		98,455		4,955	5.03
Total other investments		741,709		40,307	5.43		985,690		63,007	6.39		1,554,662		99,015	6.37
Total investments:
Rupee		4,223,350		275,118	6.51		5,347,496		374,566	7.00		6,626,602		466,909	7.05
Foreign currency		155,102		3,966	2.56		154,805		6,614	4.27		137,056		6,245	4.56
Total investments		4,378,452		279,084	6.37		5,502,301		381,180	6.93		6,763,658		473,154	7.00
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee		140,278		6,486	4.62		35,360		2,249	6.36		46,402		2,928	6.31
Foreign currency		..		..	..		..		..	..		..		..	..
Total lending with the Reserve Bank of India		140,278		6,486	4.62		35,360		2,249	6.36		46,402		2,928	6.31
Repo lending:
Rupee		72,448		4,022	5.55		95,537		6,494	6.80		106,623		6,977	6.54
Foreign currency		..		..	..		..		..	..		..		..	..
Total repo lending		72,448		4,022	5.55		95,537		6,494	6.80		106,623		6,977	6.54
Deposits in other banks:
Rupee		56,179		3,676	6.54		88,682		6,336	7.14		135,374		10,255	7.58
Foreign currency		254,380		7,667	3.01		154,610		9,780	6.33		229,839		12,201	5.31
Total deposits in other banks		310,559		11,343	3.65		243,292		16,116	6.62		365,213		22,456	6.15
Other assets:
Rupee		724,431		7,887	1.09		792,694		6,236	0.79		804,332		7,301	0.91
Foreign currency		216,547		4,802	2.22		182,952		6,831	3.73		207,346		7,604	3.67
Total other assets		940,978		12,689	1.35		975,646		13,067	1.34		1,011,678		14,905	1.47
Total other interest-earning assets:
Rupee		993,336		22,071	2.22		1,012,273		21,315	2.11		1,092,731		27,461	2.51
Foreign currency		470,927		12,469	2.65		337,562		16,611	4.92		437,185		19,805	4.53
Total other interest-earning assets		1,464,263		34,540	2.36		1,349,835		37,926	2.81		1,529,916		47,266	3.09
Other interest income:
Rupee				16,892					7,886					9,643
Foreign currency				894					2,380					942
Total other interest income				17,786					10,266					10,585

Interest-earning assets:
Rupee		14,276,367		1,158,172	8.11		17,377,087		1,512,475	8.70		20,467,108		1,776,623	8.68
Foreign currency		1,583,168		52,530	3.32		1,468,528		82,795	5.64		1,585,970		86,819	5.47
Total interest-earning assets		15,859,535		1,210,702	7.63		18,845,615		1,595,270	8.46		22,053,078		1,863,442	8.45

Fixed assets		108,042					117,172					142,321
Other assets		2,260,812					2,422,172					2,732,224
Total non-earning assets		2,368,854					2,539,344					2,874,545
Total assets		18,228,389		1,210,702			21,384,959		1,595,270			24,927,623		1,863,442

Liabilities:
Savings account deposits:
Rupee		3,430,647		108,593	3.17		3,576,469		113,510	3.17		3,940,259		124,488	3.16
Foreign currency		61,367		705	1.15		49,249		1,348	2.74		44,087		1,313	2.98
Total savings account deposits		3,492,014		109,298	3.13		3,625,718		114,858	3.17		3,984,346		125,801	3.16
Time deposits:
Rupee		5,735,631		277,636	4.84		7,266,625		453,667	6.24		8,474,332		565,769	6.68
Foreign currency		309,445		7,831	2.53		439,291		19,319	4.40		516,586		24,909	4.82
Total time deposits		6,045,076		285,467	4.72		7,705,916		472,986	6.14		8,990,918		590,678	6.57
Other demand deposits:
Rupee		1,210,898					1,369,772					1,554,323
Foreign currency		165,247					162,634					152,537
Total other demand deposits		1,376,145					1,532,406					1,706,860
Total deposits:
Rupee		10,377,176		386,229	3.72		12,212,866		567,177	4.64		13,968,914		690,257	4.94
Foreign currency		536,059		8,536	1.59		651,174		20,667	3.17		713,210		26,222	3.68
Total deposits		10,913,235		394,765	3.62		12,864,040		587,845	4.57		14,682,124		716,479	4.88
Long term borrowings:
Rupee		985,134		70,306	7.14		1,256,389		91,756	7.30		1,322,960		97,847	7.40
Foreign currency		309,409		10,848	3.51		283,052		14,500	5.12		274,068		13,046	4.76
Total long term borrowings		1,294,543		81,154	6.27		1,539,441		106,256	6.90		1,597,028		110,893	6.94
Short-term borrowings:
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee		1,488		84	5.65		27,474		1,829	6.66		70,961		4,612	6.50
Foreign currency		..		..	..		..		..	..		1,027		32	3.12
Total borrowings under liquidity adjustment facility with the Reserve Bank of India		1,488		84	5.65		27,474		1,829	6.66		71,988		4,644	6.45
Repo borrowings:
Rupee		272,735		15,017	5.51		332,045		21,954	6.61		338,944		21,968	6.48
Foreign currency		6,996		258	3.69		4,492		306	6.81		3,522		237	6.73
Total repo borrowings		279,731		15,275	5.46		336,537		22,260	6.61		342,466		22,205	6.48
Other short term borrowings:
Rupee		128,586		8,266	6.43		178,801		13,743	7.69		338,440		25,765	7.61
Foreign currency		233,886		5,890	2.52		208,785		9,149	4.38		255,309		10,291	4.03
Total other short term borrowings		362,472		14,156	3.91		387,586		22,892	5.91		593,749		36,055	6.07
Short term borrowings:
Rupee		402,809		23,367	5.80		538,320		37,526	6.97		748,345		52,345	6.99
Foreign currency		240,882		6,148	2.55		213,277		9,455	4.43		259,858		10,560	4.06
Total short term borrowings		643,691		29,515	4.59		751,597		46,981	6.25		1,008,203		62,905	6.24
Total borrowings:
Rupee		1,387,943		93,673	6.75		1,794,709		129,282	7.20		2,071,305		150,192	7.25
Foreign currency		550,291		16,996	3.09		496,329		23,955	4.83		533,926		23,606	4.42
Total borrowings		1,938,234		110,669	5.71		2,291,038		153,237	6.69		2,605,231		173,798	6.67
Interest-bearing liabilities:
Rupee		11,765,119		479,902	4.08		14,007,575		696,459	4.97		16,040,219		840,449	5.24
Foreign currency		1,086,350		25,532	2.35		1,147,503		44,622	3.89		1,247,136		49,828	4.00
Total interest-bearing liabilities		12,851,469		505,434	3.93		15,155,078		741,082	4.89		17,287,355		890,277	5.15
Other liabilities		3,400,782					3,897,917					4,763,941
Total liabilities		16,252,251		505,434			19,052,995		741,082			22,051,296		890,277
Stockholders’ equity		1,976,138					2,331,964					2,876,327
Total liabilities and stockholders’ equity	Rs.	18,228,389	Rs.	505,434		Rs.	21,384,959	Rs.	741,082		Rs.	24,927,623	Rs.	890,277

__________________

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.
(2)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. Accordingly, the average balance sheet for fiscal 2025 is not directly comparable with the previous periods.

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

	Fiscal 2024 vs. Fiscal 2023						Fiscal 2025 vs. Fiscal 2024
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest earned:
Advances:
Rupee		264,617		197,275		67,342		163,902		172,751		(8,849)
Foreign currency		21,989		1,136		20,853		2,637		2,103		534
Total advances		286,606		198,411		88,195		166,539		174,854		(8,315)
Investment:
Investment in Government securities:
Rupee		78,732		62,419		16,313		56,069		50,392		(5,677)
Foreign currency		662		(19)		681		(101)		(214)		113
Total investment in Government securities		79,394		62,400		16,994		55,968		50,178		(5,790)
Other investments:
Rupee		20,714		(84,588)		105,302		36,276		37,484		(1,208)
Foreign currency		1,986		28		1,958		(268)		(571)		303
Total other investments		22,700		(84,560)		107,260		36,015		36,913		(905)
Total investments:
Rupee		99,448		78,563		20,885		92,343		90,126		2,217
Foreign currency		2,648		(8)		2,656		(369)		(814)		440
Total investments		102,096		78,555		23,541		91,974		89,312		2,657
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee		(4,237)		(6,678)		2,441		679		697		(18)
Foreign currency		..		..		..		..		..		..
Total lending with the Reserve Bank of India		(4,237)		(6,678)		2,441		679		697		(18)
Repo lending:
Rupee		2,472		1,568		904		483		725		(242)
Foreign currency		..		..		..		..		..		..
Total repo lending		2,472		1,568		904		483		725		(242)
Deposits in other banks:
Rupee		2,660		2,320		340		3,919		3,537		382
Foreign currency		2,113		(6,321)		8,434		2,421		3,994		(1,573)
Total deposits in other banks		4,773		(4,001)		8,774		6,340		7,531		(1,191)
Other assets:
Rupee		(1,651)		546		(2,197)		1,065		106		959
Foreign currency		2,029		(1,249)		3,278		773		895		(122)
Total other assets		378		(703)		1,081		1,838		1,001		837
Other interest-earning assets:
Rupee		(756)		380		(1,136)		6,146		2,022		4,124
Foreign currency		4,142		(6,552)		10,694		3,194		4,513		(1,319)
Total other interest earning assets		3,386		(6,172)		9,558		9,340		6,535		2,805
Other interest income:
Rupee		(9,006)		..		(9,006)		1,757		..		1,757
Foreign currency		1,486		..		1,486		(1,438)		..		(1,438)
Other interest income		(7,520)		..		(7,520)		319		..		319
Total interest earned:
Rupee		354,303		276,218		78,085		264,148		264,899		(751)
Foreign currency		30,265		(5,424)		35,689		4,024		5,802		(1,783)
Total interest earned		384,568		270,794		113,774		268,172		270,701		(2,534)
Interest expense:
Savings account deposits:
Rupee		4,917		4,787		130		10,978		11,494		(516)
Foreign currency		643		(331)		974		(35)		(154)		119
Total savings account deposits		5,560		4,456		1,104		10,943		11,340		(397)
Time deposits:
Rupee		176,031		95,551		80,480		112,102		80,630		31,472
Foreign currency		11,488		5,708		5,780		5,590		3,727		1,863
Total time deposits		187,519		101,259		86,260		117,692		84,357		33,335
Total deposits:
Rupee		180,948		100,338		80,610		123,080		92,124		30,956
Foreign currency		12,131		5,377		6,754		5,555		3,573		1,982
Total deposits		193,079		105,715		87,364		128,635		95,697		32,938
Borrowings:
Long term borrowings:
Rupee		21,450		19,843		1,607		6091		4,924		1,167
Foreign currency		3,652		(1,338)		4,990		(1,454)		(428)		(1,026)
Total long term borrowings		25,102		18,505		6,597		4,637		4,496		141
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee		1,745		1,730		15		2,783		2,826		(43)
Foreign currency		..		..		..		32		32		..
Total borrowings under liquidity adjustment facility with the Reserve Bank of India		1,745		1,730		15		2,815		2,858		(43)
Repo borrowings:
Rupee		6,937		3,932		3,005		14		447		(433)
Foreign currency		48		(170)		218		(69)		(65)		(4)
Total repo borrowings		6,985		3,762		3,223		(55)		382		(437)
Other short term borrowings:
Rupee		5,477		3,862		1,615		12,022		12,153		(131)
Foreign currency		3,259		(1,096)		4,355		1,142		1,875		(733)
Total other short term borrowings		8,736		2,766		5,970		13,164		14,028		(864)
Short term borrowings:
Rupee		14,159		9,524		4,635		14,819		15,426		(607)
Foreign currency		3,307		(1,266)		4,573		1,105		1,842		(737)
Total short term borrowings		17,466		8,258		9,208		15,924		17,268		(1,344)
Total borrowings:
Rupee		35,609		29,315		6,294		20,910		20,056		854
Foreign currency		6,959		(2,596)		9,555		(349)		1,662		(2,011)
Total borrowings		42,568		26,719		15,849		20,561		21,718		(1,157)
Total interest expended:
Rupee		216,557		129,653		86,904		143,990		112,180		31,810
Foreign currency		19,090		2,781		16,309		5,206		5,235		(29)
Total interest expended		235,647		132,434		103,213		149,196		117,415		31,781
Net interest income:
Rupee		137,746		146,565		(8,819)		120,158		152,719		(32,561)
Foreign currency		11,175		(8,205)		19,380		(1,182)		567		(1,754)
Total net interest income	Rs.	148,921	Rs.	138,360	Rs.	10,561	Rs.	118,976	Rs.	153,286	Rs.	(34,315)

Investment portfolio

Maturity profile wise yields on debt securities

The following table sets forth, at the date indicated, the maturity profile wise yields of our investments in debt securities classified as available-for-sale. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2024				At March 31, 2025
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.7%	7.4%	8.4%	8.2%	7.2%	7.4%	8.2%	6.0%
Government securities	7.0	6.9	7.7	7.3	6.6	6.6	7.2	7.1
Other securities	8.5	8.7	8.5	8.6	7.7	8.3	8.3	8.3
Total debt securities(1)	7.3%	7.3%	8.3%	7.8%	7.0%	7.0%	7.4%	7.9%

__________________

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

(3)	In September 2023, the Reserve Bank of India issued new guidelines on “Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023”, which have become effective as of April, 2024. The implementation of these Master Direction has resulted in reclassification of the existing investment portfolio of the Bank. Accordingly, the previous period information may not be directly comparable with fiscal 2025. Schedule 17: Significant Accounting Policy provides a detailed explanation of the changes to the accounting policy as a result of this Master Direction.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, at the date indicated, the maturity profile-wise yields of our investments in debt securities classified as held-to-maturity. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2024				At March 31, 2025
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	6.7%	7.6%	7.6%	7.4%	7.0%	7.0%	7.5%	7.1%
Government securities	7.1	6.7	7.3	7.2	7.4	7.2	7.2	7.0
Other securities	7.7	..	..	..	7.6	..	..	..
Total debt securities(1)	7.1%	6.9%	7.4%	7.2%	7.3%	7.1%	7.2%	7.0%

__________________

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

(3)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Investment portfolio of our overseas branches and banking subsidiaries

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2024		2025
	(in millions)
Bonds
Banks and financial institutions	Rs.	25,672	Rs.	18,723
Corporate		49,648		47,397
Total bonds		75,320		66,120
Asset backed securities		..		..
Others(1)		5,422		5,556
Total	Rs.	80,742	Rs.	71,676

__________________

(1)	Includes investments in certificates of deposits.

Investment in India-linked securities of corporate entities was 53.0% at year-end fiscal 2025 as compared to 47.4% at year-end fiscal 2024.

The investments in these securities are governed by the respective investment policies of ICICI Bank and its banking subsidiaries. To mitigate significant concentrations in credit risk, the investment policy lays down a number of limits that need to be adhered to before investments can be made. The investment policy lays down rating and issuer wise investment limits at each of these units. Further, there are counterparty limits for individual banks and financial institutions. Country exposure limits have also been established for various countries. In addition, ICICI Bank monitors the credit spread risk arising out of such investments, and ICICI Bank UK has instituted credit spread sensitivity limits on its portfolio. Any exceptions to the above limits are made with due approvals from the appropriate forums. ICICI Bank has not bought credit protection against any of its international investments.

Investments in corporate and financial sector debt securities by our overseas branches and banking subsidiaries

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark-to-market and realized losses thereon.

	At March 31, 2025
	Bonds(1)		Others		Total
	Trading	Available- for-sale and held-to- maturity	Trading	Available- for-sale and held-to- maturity	Trading	Available- for-sale and held-to- maturity	Mark-to- market gain/ (loss) in fiscal 2025	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2025	Mark-to- market gain/ (loss) at March 31, 2025

	(Rs. in millions)
U.S.	..	2,195	..	..	..	2,195	133	(50)	(107)
Canada	..	18,801	..	..	..	18,801	..	60	..
Europe	..	82	..	..	..	82	4	..	(5)
India	2,353	41,473	..	..	2,353	41473	152	81	127
Rest of Asia	..	458	..	5,556	..	6,014	27	(11)	(10)
Others	..	758	..	..	..	758	(46)	1	(46)
Total portfolio	2,353	63,767	..	5,556	2,353	69,323	270	81	(41)

__________________

(1) Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

	At March 31, 2024
	Bonds(1),		Others		Total
	Trading	Available- for-sale and held-to- maturity	Trading	Available- for-sale and held-to- maturity	Trading	Available- for-sale and held-to- maturity	Mark-to- market gain/ (loss) in fiscal 2024	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2024	Mark-to- market gain/ (loss) at March 31, 2024
	(Rs. in millions)
U.S.	..	3,032	..	..	..	3,032	(11)	(5)	(235)
Canada	..	20,945	..	..	..	20,945	..		..
Europe	..	78	..	..	..	78	35	(7)	(8)
India	..	49,226	..	..	..	49,226	546	(482)	(26)
Rest of Asia	..	1,322	..	5,422	..	6,744	(10)	..	(38)
Others	..	717	..	..	..	717	..	..	..
Total portfolio	..	75,320	..	5,422	..	80,742	560	(494)	(307)

__________________

(1) Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

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

Maturity profile of deposits

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2025.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	4,442,543		..		..	Rs.	4,442,543
Time deposits		7,335,737		1,946,581		315,951		9,598,268
Non-interest-bearing deposits:
Other demand deposits(1)		2,375,563		..		..		2,375,563
Total deposits	Rs.	14,153,842	Rs.	1,946,581	Rs.	315,951	Rs.	16,416,374

__________________

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2024.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	4,060,887		..		..	Rs.	4,060,887
Time deposits		6,268,361		1,723,964		394,402		8,386,727
Non-interest-bearing deposits:
Other demand deposits(1)		1,988,185		..		..		1,988,185
Total deposits	Rs.	12,317,434	Rs.	1,723,964	Rs.	394,402	Rs.	14,435,800

__________________

(1) Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The maturity profile in fiscal 2025 shows a shift towards shorter-term maturities as compared to fiscal 2024. The shift is mainly due to changes in our peak retail term deposits interest rate offering, from longer-term deposits of three years and above, to medium-term deposits of 15 months to two years, as well as an increase in wholesale term deposits of shorter maturities, reflecting our strategy to reduce the duration of our liabilities.

Uninsured deposits

The following table sets forth, for the periods indicated, the estimated amount of time deposits that exceed the insurance limit, segregated by remaining maturity and the estimated amount of total deposits that are otherwise uninsured:

	At March 31, 2025
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
	(in millions)
Uninsured time deposits
India	Rs.	2,369,068	Rs.	1,454,244	Rs.	2,715,002	Rs.	1,844,031	Rs.	8,382,345
Outside India		130,190		36,279		35,805		12,082		214,356
Total uninsured time deposits	Rs.	2,499,258	Rs.	1,490,523	Rs.	2,750,807	Rs.	1,856,113	Rs.	8,596,701

	At March 31, 2024
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
	(in millions)
Uninsured time deposits
India	Rs.	1,982,011	Rs.	1,181,139	Rs.	2,346,825	Rs.	1,687,351	Rs.	7,197,326
Outside India		82,916		32,824		39,219		11,580		166,539
Total uninsured time deposits	Rs.	2,064927	Rs.	1,213,963	Rs.	2,386,044	Rs.	1,698,931	Rs.	7,363,865

Total uninsured deposits at March 31, 2025 were Rs. 13,174,634 million and at March 31, 2024 were Rs. 11,284,612 million.

The classifications among “in India” and “outside India” are based on the domicile of the booking unit. In India, the insured deposit calculations are based on guidelines prescribed by Deposit Insurance and Credit Guarantee Corporation. The insured amount limit prescribed by Deposit Insurance and Credit Guarantee Corporation is up to a maximum amount of Rs. 500,000 per depositor (including all types of deposits), per insured bank. The standard insurance amount for time deposits outside India is based on the insurance limits approved by the regulator in the respective foreign jurisdiction. The insurance coverage is allocated first to savings account deposits, then to current account deposits and lastly to time deposits of a depositor. For time deposits, the highest residual maturity buckets are considered for allocation of insurance coverage.

Risk Management

Asset liability gap

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2025(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	12,382,050	Rs.	1,734,238	Rs.	91,348	Rs.	14,206,636
Investments		1,240,362		2,252,623		5,370,784		8,863,769
Other assets(2)		1,476,371		99,165		1,621,939		3,197,475
Total assets	Rs.	15,098,973	Rs.	4,086,026	Rs.	7,083,071	Rs.	2,62,67,880
Capital		0		0		3,139,059		3,139,059
Borrowings		1,445,321		524,016		219,497		2,188,834
Deposits		9,344,200		7,056,500		15,674		16,416,374
Other liabilities(3)		16,807		0		4,661,340		4,678,147
Total liabilities	Rs.	10,806,328	Rs.	7,580,516	Rs.	8,035,570	Rs.	26,422,414
Total gap before risk management positions		4,292,455		(3,494,490)		(952,499)		(154,534)
Off-balance sheet positions(4)		(51,980)		22,270		86,766		57,056
Total gap after risk management positions	Rs.	4,240,475	Rs.	(3,472,220)	Rs.	(865,733)	Rs.	(97,478)

__________________

(1)	Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprise net notional amount of derivatives, including foreign exchange forward contracts.

	At March 31, 2024(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	10,820,538	Rs.	1,687,195	Rs.	100,029	Rs.	12,607,762
Investments		1,506,324		1,854,689		4,910,611		8,271,625
Other assets(2)		903,051		117,291		1,611,133		2,631,474
Total assets		13,229,913		3,659,175		6,621,773		23,510,861
Capital		..		..		2,561,438		2,561,438
Borrowings		1,212,171		607,997		254,112		2,074,280
Deposits		8,055,617		6,365,844		14,339		14,435,800
Other liabilities(3)		8,975		1,393		4,558,744		4,569,112
Total liabilities		9,276,763		6,975,234		7,388,633		23,640,630
Total gap before risk management positions		3,953,150		(3,316,059)		(766,861)		(129,769)
Off-balance sheet positions(4)		(235,047)		202,846		38,304		6,103
Total gap after risk management positions	Rs.	3,718,103	Rs.	(3,113,213)	Rs.	(728,557)	Rs.	(123,666)

__________________

(1)	Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprise net notional amount of derivatives, including foreign exchange forward contracts.

Impact of interest rate movement

The following table sets forth, using the balance sheet at year-end fiscal 2025 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2026, assuming a parallel shift in the yield curve at year-end fiscal 2025.

	At March 31, 2025
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(41,755)	Rs.	(20,878)	Rs.	20,878	Rs.	41,755
Foreign currency portfolio		(3,893)		(1,947)		1,947		3,893
Total	Rs.	(45,648)	Rs.	(22,824)	Rs.	22,824	Rs.	45,648

Based on our asset and liability position at year-end fiscal 2025, the sensitivity model shows that net interest income from the banking book for fiscal 2025 would rise by Rs. 45 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2025 would fall by an equivalent amount of Rs. 45 billion.

The following table sets forth, using the balance sheet at year-end fiscal 2024 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2025, assuming a parallel shift in the yield curve at year-end fiscal 2024.

	At March 31, 2024
	Change in interest rates (in basis points)
	(100)		(100)		(100)		(100)
	(in millions)
Rupee portfolio	Rs.	(36,258)	Rs.	(18,129)	Rs.	18,129	Rs.	36,258
Foreign currency portfolio		(1,139)		(569)		569		1,139
Total	Rs.	(37,396)	Rs.	(18,698)	Rs.	18,698	Rs.	37,396

Based on our asset and liability position at year-end fiscal 2024, the sensitivity model showed that net interest income from the banking book for fiscal 2024 would rise by Rs. 37 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2024 would fall by an equivalent amount of Rs. 37 billion. Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2025 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2025
	Change in interest rates (in basis points) – Rupee
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	602,044	Rs.	26,514	Rs.	13,319	Rs.	(13,298)	Rs.	(26,479)
Rupee corporate debt securities		414,277		7,863		3,940		(3,937)		(7,858)
Total	Rs.	1,016,321	Rs.	34,377	Rs.	17,259	Rs.	(17,235)	Rs.	(34,337)

	At March 31, 2025
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	35,782	Rs.	27	Rs.	14	Rs.	(14)	Rs.	(27)
Foreign corporate debt securities…		2,353		69		34		(34)		(69)
Total	Rs.	38,135	Rs.	96	Rs.	48	Rs.	(48)	Rs.	(96)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2024 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2024
	Change in interest rates (in basis points) – Rupee
	Portfolio Size		(100)	(50)		50		100
	(in millions)
Indian government securities	Rs.	467,097	Rs. 21,441	Rs.	10,784	Rs.	(10,772)	Rs.	(21,411)
Rupee corporate debt securities		322,838	4,778		2,397		(2,392)		(4,772)
Total	Rs.	789,935	Rs. 26,219	Rs.	13,181	Rs.	(13,164)	Rs.	(26,183)

	At March 31, 2024
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	33,139	Rs.	38	Rs.	19	Rs.	(19)	Rs.	(38)
Foreign corporate debt securities		334		.		..		..		..
Total	Rs.	33,473	Rs.	38	Rs.	19	Rs.	(19)	Rs.	(38)

Value at risk on equity shares (Proprietary trading book)

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group of ICICI Bank for fiscal 2024 and fiscal 2025.

	Fiscal 2024			At March 31, 2024	Fiscal 2025			At March 31, 2025
	High	Low	Average		High	Low	Average
	Rs. in million
Value-at-risk	111.7	0.7	56.6	60.8	118.2	0.7	51.1	24.9

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see hypothetical losses in the treasury portfolio in excess of value-at-risk only one percent of the time over a one-year period i.e, where hypothetical losses in the treasury portfolio exceeds value-at-risk in three instances. During fiscal 2025, there were five instances of hypothetical loss exceeding the value-at-risk estimates for the equities portfolio of the proprietary trading group. The Bank also conducts periodic internal stress testing for its treasury portfolios including its equity portfolio. Based on the results of the internal stress testing assessment conducted by the Bank, the Bank believes it is adequately capitalized.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2024 and fiscal 2025.

	Fiscal 2024 Average	At March 31, 2024	Fiscal 2025 Average	At March 31, 2025
	Rs. in million
Hypothetical daily profit(loss)	6.0	37.6	9.4	(10.7)
Value-at-risk	56.6	60.8	51.1	24.9

The high and low hypothetical daily profit/(loss) in the equity portfolio of Proprietary trading book during fiscal 2025 was Rs. 346.0 million and Rs. (177.0) million respectively.

While value-at-risk is an important tool for measuring market risk under normal market conditions, it has inherent limitations that should be taken into account, including its inability to accurately predict future losses when extreme events are affecting the markets, because it is based on the assumption that historical market data is indicative of future market performance. Moreover, different value-at-risk calculation methods use different assumptions and hence may produce different results. For example, computing value-at-risk at the close of the business day would exclude intra-day risk. There is also a general possibility that the value-at-risk model may not fully capture all the risks present in the portfolio.

Derivatives and Foreign Exchange Risk (Trading)

The following table sets forth, using the outstanding notional principal of trading derivatives and foreign exchange portfolio at year-end as the base, one possible prediction of the impact of changes in interest rates on the value of our trading derivatives and foreign exchange portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2025
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	51,894,372	Rs.	(10,960)	Rs.	(4,796)	Rs.	4,796	Rs.	10,960
Currency derivatives(2)		6,104,786		(99)		(49)		49		99
Foreign exchange		16,813,604		175		88		(88)		(175)
Total	Rs.	74,812,762	Rs.	(10,884)	Rs.	(4,757)	Rs.	4,757	Rs.	10,884

__________________

1.	Notional principal

2.	Includes futures, options and cross currency interest rate swaps

	At March 31, 2024
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	35,484,180	Rs.	(13,461)	Rs.	(6,740)	Rs.	6,733	Rs.	13,466
Currency derivatives(2)		3,383,481		607		303		(303)		(607)
Foreign exchange		15,524,964		64		32		(32)		(64)
Total	Rs.	54,392,625	Rs.	(12,790)	Rs.	(6,405)	Rs.	6,398	Rs.	12,795

__________________

1.	Notional principal

2.	Includes futures, options and cross currency interest rate swaps

The following table sets forth the possible prediction of the impact of change in foreign exchange rates on the value of the net open position of ICICI Group.

	At March 31, 2025
	Change in foreign exchange rates on the value of the net open position (in basis points)
	Net open position(1)		(100)		100
	(in millions)
Total open position for ICICI Group	Rs.	9,990	Rs.	(4,764)	Rs.	13,379
	At March 31, 2024
	Change in foreign exchange rates on the value of the net open position (in basis points)
	Net open position		(100)		100
	(in millions)
Total open position for ICICI Group	Rs.	3,202	Rs.	14,938	Rs.	4,562

__________________

1.	Net open position is computed as per the Reserve Bank of India regulatory requirement.

Credit spread risk

The following table sets forth, using our held-for-trading portfolio at year-end as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2025
	Change in credit spread (in basis points)
	Portfolio Size				(50)		50		100
	(in millions)
Corporate debt securities	Rs.	416,630	Rs.	7,932	Rs.	3,975	Rs.	(3,971)	Rs.	(7,927)

	At March 31, 2024
	Change in credit spread (in basis points)
	Portfolio Size				(50)		50		100
	(in millions)
Corporate debt securities	Rs.	323,172	Rs.	4,778	Rs.	2,397	Rs.	(2,392)	Rs.	(4,772)

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

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2024(3)					2025
	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	7,062,309	55.0%	Rs.	7,646,497	US$	89,506	53.1%
Wholesale / Retail trade		789,113	6.2		965,633		11,303	6.7
Services—finance		720,361	5.6		836,247		9,789	5.8
Rural retail		776,980	6.1		814,661		9,536	5.7
Services - Non finance		362,649	2.8		489,742		5,733	3.4
Real Estate Activities		397,714	3.1		484,056		5,666	3.4
Road, port, telecom, urban development & other infrastructure		376,092	2.9		387,282		4,533	2.7
Manufacturing products (excluding metal)		221,484	1.7		299,846		3,510	2.1
Electronics & engineering		194,639	1.5		270,246		3,163	1.9
Construction		182,248	1.4		216,476		2,534	1.5
Textile		151,673	1.2		201,298		2,356	1.4
Iron and steel (including iron and steel products)		172,419	1.3		186,084		2,178	1.3
Gems & jewellery		128,838	1.0		156,376		1,830	1.1
Food & beverages		111,841	0.9		144,353		1,690	1.0
Power		138,533	1.1		126,853		1,485	0.9
Crude petroleum/refining & petrochemicals		148,943	1.2		115,090		1,347	0.8
Others (2)		894,624	7.0		1,048,554		12,275	7.3
Gross advances (loans)		12,830,460	100.0%		14,389,294		168,434	100.0%
Allowance for advances (loan) losses		(222,698)			(182,657)		(2,138)
Net advances (loans)	Rs.	12,607,762		Rs.	14,206,637	US$	166,296

__________________

1.	Includes home loans, automobile loans, commercial business loans, personal loans, credit cards, two wheeler loans and loans against securities.

2.	Primarily include developer financing portfolio, mining, cement, drugs and pharmaceuticals, shipping, metal and metal products (excluding iron and steel), chemicals and fertilizers, automobiles and fast-moving consumer goods.

3.	Prior period figures have been re-grouped, where necessary.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. Gross retail finance advances increased by 8.3% in fiscal 2025 compared to an increase of 12.1% in total gross advances in fiscal 2025. As a result, retail finance decreased from 55.0% of gross loans at year-end fiscal 2024 to 53.1% of gross loans at year-end fiscal 2025.

At year-end fiscal 2025, our 20 largest borrowers accounted for 5.2% of our gross loan portfolio, with the largest borrower accounting for 1.8% of our gross loan portfolio. The largest group of companies under the same management control accounted for 1.2% of our gross loan portfolio at year-end fiscal 2025.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans net of allowance for losses

	March 31, 2025
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	4,390,424	Rs.	1,180,311	Rs.	485706	Rs.	12,404	Rs.	6,068,845
Consumer loans		1,636,133		3,000,340		2,690,460		810,859		8,137,792
Lease financing		..		..		..		..		..
Total	Rs.	6,026,557	Rs.	4,180,651	Rs.	3,176,166	Rs.	823,263	Rs.	14,206,637

	March 31, 2024
	Due within 1 year		Due between 1 to 5 year		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	3,451,657	Rs.	1,105,331	Rs.	490,892	Rs.	25,105	Rs.	5,072,985
Consumer loans		1,489,622		2,996,428		2,146,488		902,205		7,534,743
Lease financing		34		..		..		..		34
Total	Rs.	4,941,313	Rs.	4,101,759	Rs.	2,637,380	Rs.	927,310	Rs.	12,607,762

Loan portfolio – by fixed or variable interest rate

The following table sets forth, at the date indicated, the amount of our loans with residual contractual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2025
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	126,029	Rs.	1,552,392	Rs.	1,678,421
Consumer loans and credit card receivable		2,175,469		4,326,190		6,501,659
Lease financing		—		—		—
Total loans with maturity greater than 1 year	Rs.	2,301,498	Rs.	5,878,582	Rs.	8,180,080

	At March 31, 2024
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	101,895	Rs.	1,519,433	Rs.	1,621,328
Consumer loans and credit card receivable		2,143,200		3,901,921		6,045,121
Lease financing		—		—		—
Total loans with maturity greater than 1 year	Rs.	2,245,095	Rs.	5,421,354	Rs.	7,666,449

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit. ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis. During fiscal 2025, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 1,183.68 billion (fiscal 2024: Rs. 1,097.28 billion) and sold Priority Sector Lending Certificates amounting to Rs. 1,228.89 billion (fiscal 2024: Rs. 880.56 billion). See also “Supervision and Regulation—Regulations Relating to Loans and Advances—Directed Lending—Priority Sector Lending”.

The following table sets forth, for the periods indicated, ICICI Bank’s average priority sector lending:

	Fiscal 2024			Fiscal 2025
	Amount		% of adjusted net bank credit	Amount				% of adjusted net bank credit	Target (% of adjusted net bank credit)
	(in billions, except percentages)
Agriculture Sector	Rs.	1,739.9	18.13%	Rs.	2,025.15	US$	23.7	18.00%	18.00%
- Small and marginal farmers		1,041.4	10.85%		1,197.77		14.0	10.65%	10.00%
- Non-corporate farmers		1,378.2	14.36%		1,627.61		19.1	14.47%	13.78%
Micro, small and medium enterprises		2,100.0	—		2,640.66		30.9
- Micro enterprises		792.7	8.26%		882.04		10.3	7.84%	7.50%
Other priority sector		102.3	—		253.86		3.0
Total priority sector lending	Rs.	3,942.3	41.07%	Rs.	4,919.67	US$	57.6	43.72%	40.00%
- Weaker sections	Rs.	1,157.2	12.05%	Rs.	1,377.63	US$	16.1	12.24%	12.00%

The priority sector lending master circular issued by the Reserve Bank of India requires that banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund established with National Bank for Agriculture and Rural Development and other Funds as decided by the Reserve Bank of India from time to time. The Bank may be required by the Reserve Bank of India to deposit with the Rural Infrastructure Development Fund and other related funds, certain amounts as specified by the Reserve Bank of India in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. At year-end fiscal 2025, our total investment in funds of government sponsored development banks due to shortfall in lending to priority sectors was Rs. 134.93 billion, which was fully eligible for consideration in overall priority sector achievement.

Export Credit

The Reserve Bank of India requires banks to make loans to exporters at concessional interest rates as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. Export credit in the agriculture, micro, small and medium enterprises sectors is permitted to be categorized as priority sector lending. Additionally, the Export credit is extended as priority sector lending basis the classification criteria specified by the Reserve Bank of India. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. As at March 31, 2025, ICICI Bank’s export credit was Rs. 158.32 billion, which amounted to 1.35% of the Bank’s adjusted net bank credit.

Non-performing loans

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loans by borrowers’ industry or economic activity and as a percentage of total non-performing loans.

	At March 31,
	2024					2025
	Amount		As a percentage of non-performing loans	Amount		Amount		As a percentage of non-performing loans
	(in millions, except percentages)
Retail finance(1)	Rs.	87,612	31.3%	Rs.	90,386	US$	1,058	37.1%
Rural finance		42,550	15.2		43,396		508	17.8
Construction		40,403	14.4		11,529		135	4.7
Crude petroleum/refining and petrochemicals		16,876	6.0		16,912		198	7.0
Electronics and engineering		12,557	4.5		12,653		148	5.2
Mining		11,957	4.3		3,510		41	1.4
Services—non finance		11,828	4.2		6,798		80	2.8
Roads, ports, telecom, urban development & other infrastructure		9,773	3.5		8,654		101	3.6
Wholesale/retail trade		8,560	3.1		14,257		167	5.9
Iron/steel and products		4,661	1.7		4,484		52	1.8
Power		4,444	1.6		3,857		45	1.6
Gems & jewellery		3,031	1.1		2,393		28	1.0
Manufacturing products (excluding metal)		902	0.3		1,417		17	0.6
Other Industries(2)		24,454	8.8		23,064		270	9.5
Gross non-performing loans	Rs.	279,608	100.0%	Rs.	243,310	US$	2,848	100.0%
Aggregate provision for loan losses		(221,249)			(181,756)		(2,128)
Net non-performing loans	Rs.	58,359		Rs.	61,554	US$	720

__________________

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, cement, shipping, food and beverages, chemical and fertilizers, textile, drugs and pharmaceuticals, metal and products (excluding iron and steel) services – finance and fast-moving consumer goods.

See “Operating and Financial Review and Prospects—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2025”.

Restructured loans

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2024			2025
	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Retail finance	Rs.	30,531	85.6%	Rs.	21,587	US$	253	91.5%
Power		—	—		—		—	—
Roads, port, telecom, urban development & other infrastructure		2,635	7.4		255	US$	3	1.1%
Construction		1,607	4.5		1,351	US$	16	5.7%
Others(1)		907	2.5		405	US$	4	1.7%
Gross restructured loans	Rs.	35,680	100.0%	Rs.	23,598	US$	276	100.0%
Aggregate provision for loan losses		(1,443)			(900)		11
Net restructured loans(2)	Rs.	34,237		Rs.	22,698	US$	265

__________________

(1)	Others primarily include automobile, textiles, food and beverages, wholesale/retail trade, services-non finance, services-finance, manufacturing products (excluding metal) and gems and jewellery.

(2)	In addition, the Bank holds general provision amounting to Rs. 6.0 billion at year-end fiscal 2025 (year-end fiscal 2024: Rs. 9.0 billion) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

Key ratios-Asset quality

The following table sets forth, for the periods indicated, our key ratios on asset quality.

	At or for the year ended March 31,
	2024	2025
	(Rs. in millions, except percentages)
Gross restructured loans as a percentage of gross loans	0.28%	0.16%
-Gross restructured loans	35,680	23,598
-Total gross loans	12,830,460	14,389,294
Gross non-performing loans as a percentage of gross loans	2.18	1.69
-Gross non-performing loans	279,608	243,310
-Total gross loans	12,830,460	14,389,294
Net restructured loans as a percentage of net loans	0.27	0.16
-Net restructured loans	34,237	22,698
-Total net loans	12,607,762	14,206,637
Net non-performing loans as a percentage of net loans (1)	0.46	0.43
-Net non-performing loans	58,359	61,554
-Total net loans	12,607,762	14,206,637
Provision on restructured loans as a percentage of gross restructured loans (2)	4.04	3.81
-Provision on restructured loans	1,443	900
-Gross restructured loans	35,680	23,598
Provision on non-performing loans as a percentage of gross non-performing loans	79.13	74.70
-Provision on non-performing loans	221,249	181,756
-Gross non-performing loans	279,608	243,310
Provision as a percentage of gross loans(3)	3.31%	2.71%
-Provisions	425,095	390,090
-Total gross loans	12,830,460	14,389,294

__________________

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(2)	In addition, the Bank holds 25% general provision on restructured assets (including general provision required as per the guidelines issued by the Reserve Bank of India).

(3)	Includes general provision on standard assets.

Net loan write-offs and Provision on non-performing loans

The table presents net loan write-offs and percentage of average loans for the periods indicated.

	March 31, 2024			March 31, 2025
Average loan portfolio	Net loan write-offs(1)		% of average gross loans	Net loan write-offs(1)		% of average gross loans
	(in millions, except percentages)
Commercial loans	Rs.	9,543	0.20%	Rs.	22,684	0.40%
Consumer loans	35,991		0.51		59,055	0.74
Lease financing	—		—	—		—
Total loans	Rs.	45,534	0.38%	Rs.	81,739	0.60%

__________________

(1)	Net loan write offs is the difference between gross loan write-offs and recoveries from written-off amounts.

Net loan write-offs as a percentage of our average total loan portfolios were 0.60% in the fiscal 2025 as compared to 0.38% in the fiscal 2024.

The following table shows an allocation of ICICI Group’s total provision on non-performing loans and the percentage of loans in each category to total gross loans for the periods indicated.

	March 31, 2024			March 31, 2025
	Amount		% of loans in each category to total gross loans	Amount		% of loans in each category to total gross loans
	(in millions, except percentages)
Commercial loans	Rs.	145,022	40.7%	Rs.	96,741	42.8%
Consumer loans		76,227	59.3		85,015	57.2
Lease financing		..	0.0		..	0.0
Total loans	Rs.	221,249	100%	Rs.	181,756	100%

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our consolidated total assets at year-end fiscal 2025 were Rs. 26,422.4 billion. Our consolidated capital and reserves and surplus, including employees’ stock options outstanding at year-end fiscal 2025, were Rs. 3,139.1 billion and our consolidated net profit (after minority interest) for fiscal 2025 was Rs. 510.3 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products, transaction banking and foreign exchange and derivatives products to large corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products.

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

We are also engaged in insurance, asset management, securities broking business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited, provide a wide range of life insurance, general insurance and asset management products respectively.

Our subsidiaries ICICI Securities and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities broking and primary dealership in government securities and fixed income market operations, respectively. Our private equity fund management subsidiary, ICICI Venture manages funds that make private equity investments.

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

Trends in fiscal 2025

The global gross domestic product (“GDP”) grew by 3.3% in calendar year 2024, similar to growth in calendar year 2023. The GDP of advanced economies grew by 1.8% and the GDP of emerging economies grew by 4.3% in calendar year 2024, compared to 1.7% growth in advanced economies and 4.4% for emerging economies in calendar year 2023. Global growth was stable through calendar year 2024.

Global inflation stood at 5.5% in calendar year 2024 and is expected to ease gradually over the coming years. However, the calendar year 2025 inflation forecast for advanced economies has been revised upward by 0.4% to 2.5% year-on-year since January 2025. In emerging markets and developing economies, the revisions were mixed. Inflationary pressures in emerging and developing Asia markets are projected to be low, with a 0.5% downward revision to 2025 forecasts to 2.5 % year-on-year compared to January 2025.

However, major policy shifts are resetting the global trade system and together with geopolitical developments, are causing uncertainty in the global economy. A key risk to inflation stems from ongoing global uncertainty, particularly the threat of new U.S. tariffs. In particular, the effects of recently imposed tariffs on inflation across countries will depend on whether the tariffs are perceived to be temporary or permanent, the extent to which firms adjust margins to offset increased import costs, and whether imports are invoiced in US dollars or local currency. Cross-country effects will differ as economies face a complex mix of shocks, and central banks formulate monetary policy based on domestic conditions.

The Indian economy grew by 7.6% year-on-year and 9.2% year-on-year in fiscal 2023 and fiscal 2024 respectively, driven by a steady growth of private consumption and higher government spending and investments.

In fiscal 2025, India’s GDP growth stood at 6.5% year-on-year, mainly driven by higher private consumption, which grew by 7.2% year-on-year compared to 5.6% in fiscal 2024. This was due to higher rural consumption demand driven by a normal monsoon season and higher foodgrain output, though urban demand remained moderate. India’s gross value added (“GVA”) grew by 6.4% year-on-year in fiscal 2025, driven by higher agriculture growth of 4.6% year-on-year and steady services growth of 7.2% year-on-year, while industrial growth saw a moderation at 5.9% year-on-year compared to 10.8% in fiscal 2024.

India’s merchandise exports broadly remained flat at US$ 437.4 billion in fiscal 2025 compared to US$ 437.1 billion in fiscal 2024. Merchandise imports on the other hand, rose by 6.2% year-on-year to US$ 720.2 billion in fiscal 2025 compared to US$ 678.2 billion in fiscal 2024. The trade deficit, hence, rose to US$ 282.8 billion in fiscal 2025 as compared to US$ 241.1 billion in fiscal 2024. However, net services exports have seen an increase to US$ 188.8 billion in fiscal 2025 as compared to US$ 162.8 billion in fiscal 2024. India’s current account deficit was US$ 25 billion or 0.6% of GDP in fiscal 2025. India’s net foreign portfolio inflows were lower at US$ 2.7 billion in fiscal 2025, compared to US$ 41.0 billion in fiscal 2024, with equity outflows at US$ 14.6 billion and debt inflows at US$ 16.9 billion. Gross foreign direct investment inflows into India were US$ 81.0 billion during fiscal 2025, compared to inflows of US$ 71.3 billion in fiscal 2024. However, the net foreign direct investment inflows were US$ 0.4 billion in fiscal 2025, compared to US$ 10.1 billion during fiscal 2024.

Inflation in India as measured by the Consumer Price Index came down from 4.9% year-on-year in March 2024 to 3.3% year-on-year in March 2025. The average inflation rate during fiscal 2025 was 4.6% year-on-year compared to 5.4% year-on-year in fiscal year 2024. The softening in inflation was due to food inflation easing to 6.7% in fiscal 2025 compared to 7.0% year-on-year in fiscal 2024, mainly due to normal rainfall and higher food output. Core inflation also remained benign at 3.5% year-on-year in fiscal 2025 compared to 4.3% year-on-year in fiscal 2024, partly due to lower global oil prices.

In fiscal 2023, the Reserve Bank of India significantly tightened monetary policy, raising the policy repo rate by 250 basis points from 4.0% to 6.5% and increased the cash reserve ratio by 50 basis points from 4.0% to 4.5%. The Reserve Bank of India maintained its policy stance for fiscal years 2023 and 2024 and most of fiscal 2025. Daily average banking system liquidity for fiscal 2025 was at a deficit of approximately Rs. 53.0 billion. In the latter part of fiscal 2025 through June 2025, the Reserve Bank of India substantially eased monetary policy, reducing the repo rate by a total of 100 basis points from 6.50% to 5.50%, and the cash reserve ratio by a total of 150 bps, of which a reduction of 100 basis points will take effect between September and November 2025.

Since December 2024, the Reserve Bank of India has injected Rs. 10.7 trillion of durable liquidity into the banking system through various means including by reducing the cash reserve ratio, engaging in open-market operations, engaging in foreign exchange operations and conducting long-term variable rate repo auctions.

Medium-term growth prospects remain positive, driven by the underlying fundamental domestic drivers of the economy. Supportive monetary policies, tax cuts and government spending are expected to boost consumption and growth. However, global trade uncertainties around U.S. tariff and other trade policies could pose a downside risk to exports and weigh on global growth, which may negatively impact domestic growth.

During fiscal 2025, the rupee depreciated by 2.5% from Rs. 83.4 per USD at March29, 2024 to Rs. 85.4 per USD at March 28, 2025. The benchmark Standard and Poor’s BSE Sensex increased by 5.11% during fiscal 2025 compared to 24.85% in fiscal 2024. The yields on the benchmark 10-year government securities decreased from 7.06% at March 29, 2024 to 6.58% at March 28, 2025. The yield fluctuated during the year, peaking at 7.23% on April 19, 2024.

Non-food credit of the banking system grew by 11.0% year-on-year at March 31, 2025 compared to 16.3% year-on-year at March 31, 2024 (adjusted for the impact of the merger of a housing finance company with a bank during fiscal 2024). According to the sectoral break down of credit data available before March 2025, credit growth continued to be driven by services at 12.4% year-on-year and personal credit at 11.6% year-on-year while credit to industry grew at 7.8% year-on-year.

Overall deposit growth in India moderated in fiscal 2025, with average deposit rates on outstanding deposits increasing by 15 basis points. Overall deposit growth stood at 10.3% year-on-year as on March 21, 2025 as compared to 12.9% year-on-year as on March 22, 2024 (adjusted for the impact of the merger of a housing finance company with a bank during fiscal 2024). The credit-deposit ratio increased to 78.9% at June 27, 2025 as compared to 78.1% at March 22, 2024 (adjusted for the impact of the merger of a housing finance company with a bank during fiscal 2024).

According to Reserve Bank of India’s Financial Stability Report of December 2024, the asset quality of scheduled commercial banks continued to improve in fiscal 2025, with the gross non-performing assets ratio at 2.6% and the net non-performing assets ratio at 0.6% at September 30, 2024 compared to a gross non-performing assets ratio of 3.2% and net non-performing assets ratio of 0.8% at September 30, 2023.

Key regulatory measures announced in fiscal 2025 included the following:

•	The Reserve Bank of India issued guidelines in April 2024 mandating standardized Key Fact Statements (“KFS”) for retail and MSME term loans. The guidelines require banks to provide a standardised KFS to prospective borrowers before loan execution, including the computation sheet of annual percentage rate, the amortisation schedule of the loan, disclosures on interest rates, fees and other key loan terms. Any charges not mentioned in the KFS cannot be charged without explicit borrower consent.

•	The Reserve Bank of India in April 2024 issued guidelines under the Fair Practices Code requiring lenders to only charge interest from the date of disbursal of funds to borrowers. For cheque disbursals, interest must be charged from the date the cheque is delivered to the borrower, encouraging online disbursement methods. Further, in case of disbursals or repayments during the month, interest is to be charged only for the period for which the loan is outstanding.

•	The Reserve Bank of India in April 2024 issued a guidance note on operational risk management and resilience, aligning domestic practices with global Basel principles. The guidance emphasizes governance, business continuity planning, third-party and cyber risk management, and the implementation of continuous improvements through feedback systems. The guidance note recommends a principles-based and proportionate approach to ensure smooth implementation across banks.

•	The Reserve Bank of India in July 2024 revised the Master Direction on treatment of willful and large defaulters. The updated guidelines require banks’ review committees to offer borrowers in willful or large default an opportunity for a personal hearing and mandates examination of all NPAs above a defined threshold for potential willful default within six months of becoming non-performing. The guidelines have also introduced multiple identification and review committees based on board-approved policies.

•	The Reserve Bank of India in July 2024, permitted resident individuals to remit funds under the Liberalised Remittance Scheme to International Financial Services Centres (IFSCs) for all permissible purposes, such as remittances for availing financial products and financial services within IFSCs, and for conducting permissible cross-border transactions via foreign currency accounts held in IFSCs.

•	As an Outcome of the SEBI Board Meeting dated September 30, 2024, SEBI amended the Prohibition of Insider Trading Regulations 2015 to expand the definition of ‘relative’ and ‘connected person’, towards enhancing the scope of enforcement for Insider Trading. SEBI also amended the LODR Regulations 2015 to extend disclosure timelines for outcome of Board Meetings, require materiality-based disclosure of tax litigations and penalties, and additional time for disclosure for claims against entity subject to maintenance of structured digital databases.

•	The Reserve Bank of India, in December 2024, issued guidelines to streamline the process of activating inoperative and frozen accounts, enabling KYC updates through digital means such as mobile banking, non-home branches, and video verification. Banks have also been directed to facilitate the activation of accounts linked to government benefit schemes and monitor progress in the reduction of inoperative and frozen accounts through the Reserve Bank of India’s DAKSH portal.

•	The Reserve Bank of India lowered the cash reserve ratio by 50 basis points in two equal reductions, bringing it down to 4.25% and subsequently 4.00% of Net Demand and Time Liabilities (“NDTL”), effective as of December 2024.

•	The Reserve Bank of India revised the Master Direction on Priority Sector Lending on March 24, 2025, with the revisions effective as of April 1, 2025. All loans categorized as priority sector lending under the former Master Directions on priority sector lending will continue to be eligible for such categorization under the former Master Directions until maturity. Key changes include: the expansion of eligible borrowers under the category of economically “Weaker Sections” to include individuals that are members of self-help groups, joint liability groups and transgender individuals; the enhancement of loan limits for artisans, village and cottage industries, women borrowers, farm credits, housing, education, social infrastructure and renewable energy; and, the removal of co-terminus clauses with respect to banks’ on-lending to NBFCs for priority sector lending.

•	In November 2023, the Reserve Bank of India had increased the risk weight for consumer credit and NBFC exposures to strengthen prudential safeguards. The Reserve Bank of India, through its circular dated February 2025, subsequently excluded qualifying microfinance loans in the nature of consumer credit from the higher risk weight category and rescinded its November 2023 decision to increase risk weights, restoring the applicable risk weights for NBFCs based on external ratings.

•	The Reserve Bank of India revised the prudential treatment of government-guaranteed security receipts (“SRs”) in March 2025 permitting banks to reverse the excess provision if a loan is transferred for value higher than its net book value, provided that the sale consideration is comprised only of cash and SRs guaranteed by the Government of India. However, the non-cash component in the form of SRs and unrealized gains on periodical valuation are required to be deducted from banks’ CET 1 capital. Any SRs outstanding after the final settlement of the government guarantee or the expiry of the guarantee period, whichever is earlier, shall be valued at one rupee (Re. 1).

Business Overview

In assessing our performance, we monitor key financial variables such as the change in profit before tax, excluding treasury, and return on equity. We also look at the changes in asset yields, cost of funds, net interest margin, fee income and cost ratios. We also monitor key business indicators such as deposit growth, funding mix, loan growth and loan delinquency trends. We re-evaluate underwriting norms and risk management on an ongoing basis and assess the financial impact of events on our capital, revenue, credit costs and asset quality. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, frauds, cyber threats, data security and preparedness to address them and estimates of market share in key areas of business. We continue to evaluate the impact of climate change risks on the portfolio and the environmental, social and governance profile of our large borrowers.

See also “—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2024”.

We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on opportunities in retail lending, including by cross-selling additional products to our existing customers, and growing our lending to small businesses, in order to build a more granular portfolio and sustainably improve portfolio quality. We have sought to meet the holistic needs of our corporate clients and their ecosystems.

We continued to focus on maintaining capital adequacy ratios that are higher than regulatory requirements. As of March 31, 2025, we continued to hold contingency provisions on a prudent basis.

A discussion of our financial performance in fiscal 2025 is given below:

ICICI Lombard General Insurance Company Limited and I-Process Services (India) Limited each ceased to be associates and became subsidiaries of the Bank effective February 29, 2024 and March 22, 2024, respectively, and consolidated on a line-by-line basis. Prior to this, these entities were accounted for under the equity method of accounting, and the pro-rata share of their profit/loss was included in the consolidated profit and loss account of the Bank. Hence, financial performance in fiscal 2025 is not directly comparable with the financial performance in fiscal 2024.

Profit before tax excluding treasury income (calculated as profit before tax less income from treasury-related activities, both reported separately in operating results data) increased by 16.8 % from Rs. 546.3 billion in fiscal 2024 to Rs. 638.2 billion in fiscal 2025.

Operating profit before provisions increased by 21.2% from Rs. 641.5 billion in fiscal 2024 to Rs. 777.6 billion in fiscal 2025, primarily due to an increase in net interest income and other income, partially offset by an increase in operating expenses.

Net interest income increased by 13.9% from Rs. 854.1 billion in fiscal 2024 to Rs. 973.0 billion in fiscal 2025, reflecting an increase of 17.0% in the average volume of interest-earning assets.

Other income (including share of profit in associates) increased by 39.7% from Rs. 776.0 billion in fiscal 2024 to Rs. 1,084.1 billion in fiscal 2025, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income, an increase in income from treasury related activities and, in part, the consolidation of ICICI Lombard. Premium and other operating income relating to insurance business increased by 54.6% from Rs. 458.5 billion in fiscal 2024 to Rs. 709.0 billion in fiscal 2025. Commission, exchange and brokerage income increased by 17.8% from Rs. 235.7 billion in fiscal 2024 to Rs. 277.7 billion in fiscal 2025. Income from treasury-related activities increased by 33.6% from Rs. 68.7 billion in fiscal 2024 to Rs. 91.8 billion in fiscal 2025, primarily due to an increase in gain on revaluation of investments in the Bank, asset management and securities broking business.

In 2023, the Reserve Bank of India issued new guidelines on “Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023”, which have become effective as of April, 2024, resulting in changes to accounting for investments. As a result of these changes, financial performance in fiscal 2025 is not directly comparable with the financial performance in fiscal 2024.

Operating expenses increased by 30.7% from Rs. 977.8 billion in fiscal 2024 to Rs. 1,278.0 billion in fiscal 2025 due to an increase in payments to and provision for employees, and expenses related to the insurance business.

Provisions and contingencies (excluding provision for tax) increased by 32.1% from Rs. 37.1 billion in fiscal 2024 to Rs. 49.1 billion in fiscal 2025, primarily due to an increase in provision on non-performing and other assets, partially offset by a decrease in other provisions and contingencies. Provision for non-performing and other assets increased from a provision of Rs 9.6 billion in fiscal 2024 to a provision of Rs. 41.3 billion in fiscal 2025. During fiscal 2025, there were higher net additions to non-performing assets primarily in retail and rural loans. During fiscal 2024, there were higher recoveries from non-performing assets and upgrades in non-retail loans. Provision for standard assets of ICICI Bank decreased from Rs. 11.6 billion in fiscal 2024 to Rs. 7.0 billion in fiscal 2025. During fiscal 2024, the provision for standard assets were higher primarily due to an increase in domestic loans and upgrade of certain impaired loans to standard. The provision coverage ratio was 74.7% at March 31, 2025 compared to 79.1% at March 31, 2024.

Gross non-performing loans (net of write-offs) decreased from Rs. 279.6 billion at year-end fiscal 2024 to Rs. 243.3 billion at year-end fiscal 2025. Net non-performing loans increased marginally from Rs. 58.4 billion at year-end fiscal 2024 to Rs. 61.6 billion at year-end fiscal 2025. The net non-performing loan ratio decreased from 0.5% at year-end fiscal 2024 to 0.4% at year-end fiscal 2025. See also, “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.”

Income tax expenses increased from Rs. 154.3 billion in fiscal 2024 to Rs. 184.3 billion in fiscal 2025, primarily due to an increase in profit before tax. The effective tax rate increased marginally from 25.1% in fiscal 2024 to 25.3% in fiscal 2025.

As a result of the various increases described above, the profit after tax increased by 18.4% from Rs. 460.8 billion in fiscal 2024 to Rs. 545.7 billion in fiscal 2025.

Net worth (equity share capital, reserves and surplus and employees stock options outstanding) increased from Rs. 2,561.4 billion at year-end fiscal 2024 to Rs. 3,139.1 billion at year-end fiscal 2025, primarily due to accumulation of retained earnings. Total assets and liabilities increased by 11.8% from Rs. 23,640.6 billion at year-end fiscal 2024 to Rs. 26,422.4 billion at year-end fiscal 2025. Total advances increased by 12.7% from 12,607.8 billion at year-end fiscal 2024, to Rs. 14,206.6 billion at year-end fiscal 2025. Total deposits increased by 13.7% from Rs. 14,435.8 billion at year-end fiscal 2024 to Rs. 16,416.4 billion at year-end fiscal 2025.

The changes in capital adequacy ratios of ICICI Bank on an unconsolidated basis (after deducting the proposed dividend for fiscal 2025 from capital funds), in accordance with the Reserve Bank of India’s guidelines on Basel III, were as follows: common equity Tier 1 risk-based capital ratio increased from 15.60% in fiscal 2024 to 16.0% is fiscal 2025; Tier 1 risk-based capital ratio increased from 15.60% in fiscal 2024 to 16.0% in fiscal 2025; and total risk-based capital ratio increased from 16.3% in fiscal 2024 to 16.6% in fiscal 2025. The changes in our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2025 were as follows: common equity Tier 1 risk-based capital ratio increased from 15.43% in fiscal 2024 to 15.81% in fiscal 2025; Tier 1 risk-based capital ratio increased from 15.43% in fiscal 2024 to 15.81% in fiscal 2025; and total risk-based capital ratio increased from 16.14% in fiscal 2024 to 16.41% in fiscal 2025.

Business Outlook

Over the medium term, the outlook for the Indian economy remains positive. India’s economy is expected to grow driven by increases in both investment and consumption. Favorable demographics, growing digitization and formalization of the economy, domestic demand, services exports, growing urbanization, healthy corporate and bank balance sheets and the opportunity for greater integration into global value chains are some of the key factors expected to drive India’s growth, and create opportunities for the banking and financial sector in India. Supportive monetary policies, tax cuts and government spending are expected to boost consumption and growth. At the same time, the global economic environment continues to have significant uncertainties, including evolving government policies, geopolitical tensions and divergent inflation and growth profiles in different regions. Global trade uncertainties around U.S. tariff and other trade policies could pose a downside risk to exports and weigh on global growth, which may impact domestic growth. Adverse global developments could impact Indian economy via both trade and financial channels. India’s foreign exchange reserves and well capitalized financial sector should mitigate the impact of the global developments on the domestic economy.

Our long-term strategy will continue to focus on growing profit before tax excluding treasury (calculated as profit before tax less income from treasury-related activities, both reported separately in operating results data) within the guardrails of risk and compliance. The Bank focuses on the principles of ‘Return of Capital’, ‘Fair to Customer, Fair to Bank’. ‘One Bank, One Team’ , ‘Agile Risk Management’ and ‘Compliance with Conscience’. We focus on creating holistic value propositions for our customers by adopting a 360-degree customer-centric approach and capturing opportunities across customer ecosystems and micro markets, leveraging internal synergies, building partnerships and simplifying processes. Cross-functional collaboration among teams has been facilitated to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We emphasize deepening coverage and enhancing delivery capabilities while continuing the focus on risk-calibrated profitable growth. We have also streamlined our organizational structure and empowered teams to create flexibility and agility in capturing business opportunities. This improves our ability to engage with customers and respond to their needs. Simplifying our internal processes to better serve our customers and improve our operating efficiency is a key area of focus. The Bank is committed to strengthening sustainability practices and integrating environmental, social and governance practices in its operations and business.

We use technology in our operations. We partner with technology companies and platforms to leverage opportunities for growth and enhance the customer experience and delivery of services. We leverage technology and analytics for deeper insights into market opportunities, customer needs and behavior. We continue to invest in technology to enhance our offerings to customers as well as the scalability, flexibility and resilience of our technology architecture. We focus on continuously strengthening our operational resilience to support the seamless delivery of services to customers.

We have over the years re-balanced our deposit profile, improved the credit rating profile of our portfolio and reduced concentration risks. We also improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained healthy capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses. Further, through our international franchise we will be focusing on deepening relationships with well-rated Indian corporates in international markets as well as multinational companies to maximize India-linked trade, transaction banking and lending opportunities within our risk management framework. See also, “Business—Strategy.”

We believe that our healthy deposit franchise and competitive funding costs along with our distribution network, customer base and technology-based offerings, underpinned by our focus on risk management practices, enable us to pursue growth opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low-cost savings and current account deposits. Deposit growth also depends on customer behavior and preferences for deposits versus other investment products. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. Regulatory developments like the introduction of a digital currency by the Reserve Bank of India may also impact our ability to raise low-cost deposits in the medium to long term. We continue to focus on maintaining a resilient balance sheet and strong capital levels.

Our success will be determined by our ability to respond to the evolving economic environment, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management, the resilience of our technology infrastructure, and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. Generally, the success of our strategy depends on several factors, including our ability to grow our deposit base, grow our loan book profitably, contain non-performing loans, resolve stressed assets at an early stage, maintain operational resilience, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate, including the direction of monetary, fiscal and trade policies. Our ability to execute our strategy will also depend on the liquidity and interest rate environment and on our ability to ensure stability and resilience while navigating the volatility and uncertainty in the macro-economic environment and factors which could affect general business and economic conditions in India in relation to the Bank’s business. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to geopolitical factors, inflation and monetary policy, tariffs and other global developments are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “Risk Factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.”

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Operating Results Data

The following table sets forth, for the periods indicated, our summary operating results.

	Year ended March 31,
	2024		2025		2025(1)
	(in millions, except per common share data)
Selected income statement data:
Interest earned(2)	Rs.	1,595,159	Rs.	1,863,315	US$	21,811
Interest expended		(741,082)		(890,277)		(10,421)
Net interest income		854,077		973,038		11,390
Other income(3)		765,218		1,082,555		12,672
Net total income		1,619,295		2,055,593		24,062
Operating expenses
Payments to and provisions for employees		(191,720)		(236,299)		(2,766)
Expenses pertaining to insurance business		(502,601)		(738,062)		(8,639)
Other operating expenses(4)		(283,507)		(303,639)		(3,555)
Total operating expenses		(977,828)		(1,278,000)		(14,960)
Operating profit before provisions		641,467		777,593		9,102
Provisions and contingencies (excluding provision for tax)		(37,124)		(49,058)		(574)
Share of profit in associates		10,738		1,507		18
Profit before tax		615,081		730,042		8,546
Provision for tax		(154,276)		(184,348)		(2,158)
Profit after tax		460,805		545,694		6,388
Minority interest		(18,241)		(35,402)		(414)
Net profit (after minority interest)		442,564		510,292		5,973
Profitability:
Net profit (after minority interest) as a percentage of:
Average total assets		2.07%		2.05%
Average stockholders’ equity		18.98		17.74
Per common share:
Earnings-basic(5)	Rs.	63.19	Rs.	72.41	US$	0.85
Earnings-diluted(6)		61.96		71.14		0.83
Book value(7)	Rs.	352.24	Rs.	422.08	US$	4.94
Dividend payout ratio(8)		15.87%		15.35%
Cost-to-income ratio(9)		60.39		62.17
Cost-to-average assets ratio(10)		4.57		5.13
Capital
Average stockholders’ equity as a percentage of average total assets(11)		10.90%		11.54%

__________________

(1)	Rupee amounts for fiscal 2025 have been translated into U.S. dollars using the exchange rate of Rs. 85.43 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2025.

(2)	Interest earned includes interest on income tax refunds of Rs. 2.8 billion and Rs. 2.0 billion for fiscal 2024 and 2025 respectively.

(3)	Includes income from treasury-related activities (net) amounting to Rs. 68.7 billion and Rs. 91.8 billion for fiscal 2024 and 2025 respectively.

(4)	Includes depreciation on fixed assets and other general office expenses.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(6)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 10,089,800 and 10,875,037 equity shares granted to employees at a weighted average exercise price of Rs. 895.2 and Rs. 1,022.4 were outstanding at year-end fiscal 2024 and 2025 respectively but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(7)	Represents capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(8)	Represents the ratio of total dividends paid on equity share capital as a percentage of net profit (after minority interest). Dividends for a fiscal year are normally paid in the following year.

(9)	Represents the ratio of operating expenses to total income. Total income represents the sum of net interest income and other income.

(10)	Represents the ratio of operating expenses to average total assets.

(11)	Represents the ratio of average stockholders’ equity to average total assets. Average stockholders’ equity represents average capital, employees’ stock options outstanding and reserves and surplus reduced by preference share capital. Average total assets represents total of average interest-earning assets and average non-interest earning assets.

(12)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the consolidated financial results for fiscal 2025 are not directly comparable with the previous periods.

Consolidated Income Information

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Interest earned(1)	Rs.	1,595,159	Rs.	1,863,315	US$	21,811	16.8%
Interest expense		(741,082)		(890,277)		(10,421)	20.1%
Net interest income	Rs.	854,077	Rs.	973,038	US$	11,390	13.9%

__________________

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2024		2025
	(in millions, except percentages)
Interest earned(1)	Rs.	1,595,270	Rs.	1,863,442
Average interest-earning assets		18,845,615		22,053,078
Interest expense		741,082		890,277
Average interest-bearing liabilities		15,155,078		17,287,355
Average total assets		21,384,959		24,927,623
Average interest-earning assets as a percentage of average total assets		88.13%		88.47%
Average interest-bearing liabilities as a percentage of average total assets		70.87		69.35
Average interest-earning assets as a percentage of average interest-bearing liabilities		124.35		127.57
Yield		8.46		8.45
Rupee		8.70		8.68
Foreign currency		5.64		5.47
Cost of funds		4.89		5.15
Rupee		4.97		5.24
Foreign currency		3.89		4.00
Spread(2)		3.57		3.30
Rupee		3.73		3.44
Foreign currency		1.75		1.48
Net interest margin(3)		4.53		4.41
Rupee		4.70		4.57
Foreign currency		2.60%		2.33%

__________________

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 127 million for fiscal 2025 as compared to Rs. 111 million for fiscal 2024.

(2)	Spread is the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net interest income increased by 13.9% from Rs. 854.1 billion in fiscal 2024 to Rs. 973.0 billion in fiscal 2025, reflecting an increase of 16.9% in the average volume of interest-earning assets.

Net interest margin

The net interest margin on the rupee portfolio decreased by 13 basis points from 4.70% in fiscal 2024 to 4.57 % in fiscal 2025 and the net interest margin on the foreign currency portfolio decreased by 27 basis points from 2.60% in fiscal 2024 to 2.33% in fiscal 2025. Overall net interest margin decreased by 12 basis points from 4.53% in fiscal 2024 to 4.41 % in fiscal 2025. The yield on average interest-earning assets remained at a similar level of 8.46% in fiscal 2024 and 8.45% in fiscal 2025. The cost of funds increased by 26 basis points from 4.89% in fiscal 2024 to 5.15% in fiscal 2025.

The yield on the rupee portfolio decreased by 2 basis points from 8.70% in fiscal 2024 to 8.68% in fiscal 2025, primarily due to the following:

•	The yield on rupee advances decreased by 8 basis points from 10.06% in fiscal 2024 to 9.98% in fiscal 2025. The yield on rupee investments increased by 5 basis points from 7.00% in fiscal 2024 to 7.05% in fiscal 2025. The yield on rupee other interest-earning assets increased by 40 basis points from 2.11% in fiscal 2024 to 2.51 % in fiscal 2025.

•	The yield on rupee advances decreased primarily due to incremental lending at lower yields.

At March 31, 2025, of the total domestic loan book of ICICI Bank on a non-consolidated basis, 31% had fixed interest rates, 53% had interest rates linked to the repo rate, 15% had interest rates linked to the marginal cost of funds based lending rate and other, older benchmarks and 1% had interest rates linked to other external benchmarks. The Reserve Bank of India reduced the repo rate by 25 basis points to 6.25% in February 2025 and further by 75 basis points in fiscal 2026 through June 30, 2025. These reductions will result in reduction in yield on the Bank’s loan portfolio in fiscal 2026. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee government securities increased primarily due to change of book yield of certain securities reclassified from held-to-maturity to available-for-sale category under the new investment guidelines applicable as of April 1, 2024. The reclassified securities were required to be reflected at market yield at April 2024 as compared to historical book yield. Since the market yield on these securities was higher than the book yield, there was an increase in overall government securities yield. The yield on investments, other than government securities, decreased primarily due to a decrease in yield on pass-through certificates and an increase in the proportions of equity investments and certificates deposits, which are lower yielding.

•	The yield on other interest-earning assets increased by 40 basis points from 2.11% in fiscal 2024 to 2.51 % in fiscal 2025, primarily due to an increase in interest income on funding swaps, yield on term money lent and average balance with the U.S. Federal Reserve.

•	Interest on tax refunds decreased from Rs. 2.7 billion in fiscal 2024 to Rs. 2.0 billion in fiscal 2025. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and hence are neither consistent nor predictable.

The cost of funds for the rupee portfolio increased by 27 basis points from 4.97% in fiscal 2024 to 5.24% in fiscal 2025, primarily due to the following factors:

•	The cost of rupee deposits increased by 30 basis points from 4.64% in fiscal 2024 to 4.94% in fiscal 2025 due to an increase in cost of term deposits.

The cost of rupee term deposits increased by 44 basis points from 6.24% in fiscal 2024 to 6.68% in fiscal 2025. The cost of savings account deposits remained at a similar level of 3.17% in fiscal 2024 and 3.16% in fiscal 2025. The average rupee current account and savings account deposits as a percentage of total average rupee deposits were 39.3% in fiscal 2025 as compared to 40.5% in fiscal 2024. The Reserve Bank of India increased the repo rate from May 2022 onwards resulting in an increase in Repo rate from 4.00% in April 2022 to 6.50% in February 2023. The Reserve Bank of India maintained its policy stance for fiscal years 2023, fiscal 2024 and most of fiscal 2025. In the last quarter of fiscal 2025 and first quarter of fiscal 2026, the Reserve Bank of India reduced the repo rate by a total of 100 basis points from 6.50% to 5.50%. This resulted in increased deposit rates and, in turn, an increase in the average cost of deposits in fiscal 2024 and fiscal 2025 due to existing lower-cost deposits reaching maturity and the raising of new deposits at higher interest rates.

•	The cost of rupee borrowings increased by 5 basis points from 7.20% in fiscal 2024 to 7.25% in fiscal 2025, primarily due to an increase in the cost of rupee borrowings of ICICI Securities and ICICI Home Finance Company Limited. The cost of rupee borrowings of ICICI Securities increased primarily due to an increase in borrowings in form of commercial papers. The cost of rupee borrowings of ICICI Home Finance Company Limited increased primarily due to an increase in bond borrowing, term loans from banks, commercial papers and fixed deposits.

The total average rupee deposits of the Bank as a percentage of total average rupee funding increased from 90.9% in fiscal 2024 to 91.4% in fiscal 2025.

Net interest margin on the foreign currency portfolio decreased by 27 basis points from 2.60% in fiscal 2024 to 2.33% in fiscal 2025. Average interest-earning foreign currency assets increased by 8.0% from Rs. 1,468.5 billion in fiscal 2024 to Rs. 1,586.0 billion in fiscal 2025. Average interest-bearing foreign currency liabilities increased by 8.7% from Rs. 1,147.5 billion in fiscal 2024 to 1,247.1 billion in fiscal 2025. During fiscal 2025, the Bank continued to convert a part of its rupee liquidity into foreign currency and deployed the same in foreign currency placements/investments. This has resulted in average foreign currency assets being significantly higher than average foreign currency liabilities.

The yield on our foreign currency portfolio decreased by 8.0% from 5.64% in fiscal 2024 to 5.47% in fiscal 2025, primarily due to the following:

•	The yield on average foreign currency interest-earning assets of the Bank decreased by 37 basis points from 5.95% in fiscal 2024 to 5.58% in fiscal 2025, primarily due to a decrease in the yield on other interest-earning assets. The yield on other interest-earning assets decreased by 52 basis points from 5.05% in fiscal 2024 to 4.53% in fiscal 2025 primarily on account of rate decrease cycle by US Federal Reserve.

•	The yield on average interest-earning assets of ICICI Bank UK increased, primarily due to an increase in yield on investments, partially offset by a decrease in yield on advances.

•	The yield on average interest-earning assets of ICICI Bank Canada increased primarily due to an increase in yield on average advances and average investments.

The cost of funds for the foreign currency portfolio increased by 11 basis points from 3.89% in fiscal 2024 to 4.00% in fiscal 2025, due to the increase in cost of foreign currency deposits, partially offset by a decrease in the cost of foreign currency borrowings in fiscal 2025.

•	The cost of funds of ICICI Bank Canada increased in fiscal 2025 as compared to fiscal 2024 primarily due to an increase in cost of deposits. The cost of deposits increased primarily due to a decrease in low-cost floating-rate deposits and an increase in high-cost fixed-term deposits.

•	The cost of funds of ICICI Bank UK increased in fiscal 2025 as compared to fiscal 2024 primarily due to decrease in low-cost CASA deposits and an increase in high-cost fixed term deposits.

•	The cost of funds for the Bank’s foreign currency funding decreased in fiscal 2025 as compared to fiscal 2024 primarily due to a decrease in cost of term borrowings due to a reduction in the benchmark SOFR rate, partially offset by an increase in cost of deposits due to repricing of deposits at higher rates.

Our yield on advances, interest earned, net interest income and net interest margin are impacted by systemic liquidity conditions, movements in interest rates, the competitive environment, the level of additions to non-performing loans, regulatory developments, monetary policy and economic and geopolitical factors. These developments may have an adverse impact on the net interest margin. The timing and amount of recoveries and interest on income tax refund is uncertain.

Interest rates on approximately 53.5% of the Bank’s domestic loans are linked to external market benchmarks. The differential movements in the external benchmark rates compared to cost of funds impact our net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 17.0% from Rs. 18,845.6 billion in fiscal 2024 to Rs. 22,053.2 billion in fiscal 2025. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 1,766.0 billion, average investments by Rs. 1,261.4 billion and increase in average other interest-earning assets by Rs. 180.2 billion.

The average volume of rupee interest-earning assets increased by 17.8% from Rs. 17,377.1 billion in fiscal 2024 to Rs. 20,467.1 billion in fiscal 2025, primarily due to an increase in average advances and average investments. Average rupee advances increased by 15.7% from Rs. 11,017.3 billion in fiscal 2024 to Rs. 12,747.8 billion in fiscal 2025. Average rupee investments increased by 23.9% from Rs. 5,347.5 billion in fiscal 2024 to Rs. 6,626.6 billion in fiscal 2025, primarily due to an increase in average investments in Indian government securities. Average other rupee interest-earning assets increased by 8.0% from Rs. 1,012.3 billion in fiscal 2024 to Rs. 1,092.7 billion in fiscal 2025, primarily due to an increase in balances with the Reserve Bank of India to maintain cash reserve ratio. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective as of February 29, 2024. I-Process Services (India) Limited ceased to be an associate and became a wholly owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the average volume of interest-earning assets in fiscal 2025 is not directly comparable with the average volume of interest-earning assets in fiscal 2024.

The average volume of foreign currency interest-earning assets increased by 8.0% from Rs. 1,468.5 billion in fiscal 2024 to Rs. 1,586.0 billion in fiscal 2025. Average foreign currency advances increased by 3.6% from Rs. 976.2 billion in fiscal 2024 to Rs. 1,011.7 billion in fiscal 2025. Average foreign currency investments decreased by 11.5% from Rs. 154.8 billion in fiscal 2024 to Rs. 137.1 billion in fiscal 2025. Average other foreign currency interest-earning assets increased by 29.5% from Rs. 337.6 billion in fiscal 2024 to Rs. 437.2 billion in fiscal 2025, primarily due to an increase in balances with banks outside India.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 14.1% from Rs. 15,155.1 billion in fiscal 2024 to Rs. 17,287.4 billion in fiscal 2025, primarily due to an increase in average deposits by Rs. 1,818.1 billion and average borrowings by Rs. 314.2 billion.

Average interest-bearing rupee liabilities increased by 14.5% from Rs. 14,007.6 billion in fiscal 2024 to Rs. 16,040.2 billion in fiscal 2025. Average rupee time deposits increased by 16.6% from Rs. 7,266.6 billion in fiscal 2024 to Rs. 8,474.3 billion in fiscal 2025. Average rupee current account and savings account deposits increased by 11.1% from Rs. 4,946.2 billion in fiscal 2024 to Rs. 5,494.6 billion in fiscal 2025. Average rupee borrowings increased by 15.4% from Rs. 1,794.7 billion in fiscal 2024 to Rs. 2,071.3 billion in fiscal 2025. Average borrowings of ICICI Bank increased primarily due to an increase in interbank participatory certificates, bullion borrowings and call money borrowings.

Average interest-bearing foreign currency liabilities increased by 8.7% from Rs. 1,147.5 billion in fiscal 2024 to Rs. 1,247.1 billion in fiscal 2025 due to an increase in time deposits and borrowings. Average foreign currency borrowings increased by 7.6% from Rs. 496.3 billion in fiscal 2024 to Rs. 533.9 billion in fiscal 2025, primarily due to an increase in foreign currency borrowings of ICICI Bank. Average foreign currency deposits increased by 9.5% from Rs. 651.2 billion in fiscal 2024 to Rs. 713.2 billion in fiscal 2025. Average foreign currency deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits. Average foreign currency deposits of ICICI Bank UK increased primarily due to an increase in corporate deposits. Average foreign currency deposits of ICICI Bank Canada decreased primarily due to a decrease in current and term deposits.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	235,719	Rs.	277,662	US$	3,250	17.8%
Income from treasury-related activities net)		68,732		91,846		1,075	33.6
-Profit/(loss) on exchange/derivatives transactions (net)		30,861		39,505		462	28.0
-Profit/(loss) on other treasury-related activities(1)		37,871		52,341		613	—
Profit/(loss) on sale of land, buildings and other assets (net)		144		439		5	—
Premium and other operating income from insurance business		458,528		709,008		8,299	54.6
Miscellaneous income		12,833		5,107		60	(60.2)
- Share of profit in associates		10,738		1,507		18	(86.0)
-Others		2,095		3,600		42	71.8
Total other income (including share of profit in associates)	Rs.	775,956	Rs.	1,084,062	US$	12,689	39.7%

__________________

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments.

(2)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the premium and other operating income from insurance business includes premium income of ICICI Lombard General Insurance Company Limited effective March 1, 2024 and share of profit in associates includes share in profit of ICICI Lombard General Insurance Company Limited till February 29, 2024 in fiscal 2024. Hence, the other income in fiscal 2025 is not directly comparable with the other income in fiscal 2024.

Other income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/(loss) on treasury-related activities and other miscellaneous income.

Other income (including share of profit in associates) increased by 39.7% from Rs. 776.0 billion in fiscal 2024 to Rs. 1,084.1 billion in fiscal 2025, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities.

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

Commission, exchange and brokerage income increased from Rs. 235.7 billion in fiscal 2024 to Rs. 277.7 billion in fiscal 2025, primarily due to an increase in transaction banking fees, lending-linked fees, and fund management fees. Transaction banking fees increased from Rs. 116.9 billion in fiscal 2024 to Rs. 134.4 billion in fiscal 2025, primarily due to an increase in fee income from credit cards and debit cards. Lending-linked fees increased from Rs. 42.2 billion in fiscal 2024 to Rs.48.2 billion in fiscal 2025. Fund management fees increased from Rs. 34.9 billion in fiscal 2024 to Rs.47.9 billion in fiscal 2025. ICICI Securities’ brokerage income increased from Rs. 18.7 billion in fiscal 2024 to Rs. 20.7 billion in fiscal 2025. Third-party products distribution fees remained at the similar levels of Rs. 11.6 billion in fiscal 2024 to Rs. 11.7 billion in fiscal 2025.

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

In September 2023, the Reserve Bank of India issued new guidelines on “Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023”, applicable as of April, 2024. Before March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021, where securities were valued scrip-wise and classified into held-to-maturity, available-for-sale and held-for-trading categories. Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. Held-to-maturity securities were carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortized over the remaining period to maturity on a constant-yield basis and a straight-line basis, respectively. From April 1, 2024, all investments are classified as held-to-maturity, available-for-sale or fair value through profit and loss, with held-for-trading now as a sub-category under fair value through profit and loss. Investments classified under held-to-maturity are valued at amortized cost, while investments classified under available-for-sale are carried at fair value through available-for-sale reserve and investments classified under fair value through profit and loss are fair valued through profit and loss account.

Income from treasury-related activities increased from Rs. 68.7 billion in fiscal 2024 to Rs. 91.8 billion in fiscal 2025. Treasury income in fiscal 2024 included transfer of accumulated translation loss of Rs. 3.40 billion related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account. Further, the treasury income for fiscal 2025 included the impact of accounting for investments as per the new Reserve Bank of India guidelines.

Income from our equity portfolio increased from Rs. 27.0 billion in fiscal 2024 to Rs. 27.3 billion in fiscal 2025.

There was a gain of Rs. 17.7 billion in our government securities portfolio and other fixed income positions in fiscal 2025, primarily due to softening of yields on government securities and higher trading gains, as compared to a gain of Rs. 9.1 billion in fiscal 2024.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 30.9 billion in fiscal 2024 to Rs. 39.5 billion in fiscal 2025.

Premium and other operating income from our insurance business

Premium and other operating income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Premium and other operating income includes income from life insurance and general insurance business. ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 2024. Accordingly, the premium and other operating income in fiscal 2025 is not directly comparable with the premium and other operating income in fiscal 2024.

Premium and other operating income relating to insurance business were Rs. 458.5 billion in fiscal 2024 and Rs. 709.0 billion in fiscal 2025

The net premium income of our life insurance subsidiary increased by 13.2% from Rs. 416.7 billion in fiscal 2024 to Rs. 471.9 billion in fiscal 2025. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company Limited increased by 13.2% from Rs. 432.4 billion in fiscal 2024 to Rs. 489.5 billion in fiscal 2025, primarily due to an increase in group premiums and retail new business renewal premiums. Net group premiums increased by 34.2% from Rs. 99.9 billion in fiscal 2024 to Rs. 134.1 billion in fiscal 2025. The net retail renewals premium increased by 4.6% from Rs. 244.0 billion in fiscal 2024 to Rs. 255.1 billion in fiscal 2025. Premiums on reinsurance ceded increased by 14.6% from Rs. 14.8 billion in fiscal 2024 to Rs. 16.9 billion in fiscal 2025. Fee and other life insurance-related income of our life insurance subsidiary increased marginally by 2.0% from Rs. 26.1 billion in fiscal 2024 to Rs. 26.6 billion in fiscal 2025.

Miscellaneous income

Miscellaneous income decreased from Rs. 12.8 billion in fiscal 2024 to Rs. 5.1 billion in fiscal 2025.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	191,720	Rs.	236,299	US$	2,766	23.3%
Depreciation on own property		19,153		25,972		304	35.6%
Auditor’s fees and expenses		265		349		4	31.7%
Expenses pertaining to insurance business		502,601		738,062		8,639	46.8%
Other operating expenses		264,089		277,318		3,247	5.0%
Total operating expenses	Rs.	977,828	Rs.	1,278,000	US$	14,960	30.7%

__________________

(1)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the operating expenses in fiscal 2025 is not directly comparable with the operating expenses in fiscal 2024.

Operating expenses primarily include expenses relating to our insurance business, payments to and provisions for employees and other operating expenses. Operating expenses increased by 30.7% from Rs. 977.8 billion in fiscal 2024 to Rs. 1,278.0 billion in fiscal 2025, primarily due to an increase in payments to and provisions for employees and expenses relating to our insurance business.

Payments to and provisions for employees

Employee expenses increased by 23.3% from Rs. 191.7 billion in fiscal 2024 to Rs. 236.3 billion in fiscal 2025. Our employee base, including sales executives, employees on fixed term contracts and interns, decreased from 187,765 at year-end fiscal 2024 to 182,665 at year-end fiscal 2025.

The employee expenses of ICICI Bank increased by 9.2% from Rs. 151.4 billion in fiscal 2024 to Rs. 165.4 billion in fiscal 2025. Employee expenses increased primarily due to an increase in salary cost, provision for performance bonus, performance-linked retention pay, provision for retirement benefit obligations and fair value accounting of employee stock options. Salary cost increased primarily due to annual increments and promotions. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, decreased by 2.6% from 138,186 employees in fiscal 2024 to 134,567 employees in fiscal 2025.

The employee expenses of ICICI Securities increased by 37.1% from Rs. 8.4 billion in fiscal 2024 to Rs. 11.5 billion in fiscal 2025 primarily due to increase in annual increments in salary, employee headcount and increase in employee share-based payment cost. The employee expenses of ICICI Prudential Life Insurance Company Limited increased by 14.3% from Rs.16.3 billion in fiscal 2024 to Rs. 18.7 billion in fiscal 2025. The employee expenses of ICICI Home Finance Company Limited increased by 29.4% from Rs. 3.7 billion in fiscal 2024 to Rs. 4.7 billion in fiscal 2025. The employee expenses of ICICI Prudential Asset Management Company Limited increased by 18.1% from Rs. 5.2 billion in fiscal 2024 to Rs. 6.2 billion in fiscal 2025. The employee expenses of ICICI Bank UK increased by 10.1% from Rs. 2.6 billion in fiscal 2024 to Rs. 2.8 billion in fiscal 2025.

Depreciation

Depreciation on owned properties increased by 35.6 % from Rs. 19.2 billion in fiscal 2024 to Rs. 26.0 billion in fiscal 2025.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses, premiums paid on purchases of priority sector lending certificates and other expenditures. Other operating expenses for ICICI Group increased by 5.0% from Rs. 264.1 billion in fiscal 2024 to Rs. 277.3 billion in fiscal 2025.

Other operating expenses of the Bank increased by 6.1% from Rs. 223.2 billion in fiscal 2024 to Rs. 236.7 billion in fiscal 2025, primarily due to an increase in technology related expenses, reward point expenses, premiums paid towards Priority Sector Lending Certificates and advertisement and sales promotion expenses.

Other operating expenses of our asset management subsidiary increased from Rs. 5.1 billion in fiscal 2024 to Rs. 7.8 billion in fiscal 2025, primarily due to an increase in business volume linked brokerage and technology related expenses.

Other operating expenses of our home finance subsidiary increased from Rs. 3.5 billion in fiscal 2024 to Rs. 4.2 billion in fiscal 2025, primarily due to an increase in customer acquisition expenses, professional and legal expenses and other expenses.

Other operating expenses of our life insurance subsidiary decreased from Rs. 23.1 billion in fiscal 2024 to Rs. 20.2 billion in fiscal 2025, primarily due to a decrease in advertisement expenses.

Other operating expenses of our securities subsidiary increased from Rs. 8.2 billion in fiscal 2024 to Rs. 8.8 billion in fiscal 2025, primarily due to an increase in technology expenses, provision on loans and depreciation and amortization of assets.

Expenses related to our insurance business

ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. Accordingly, the expenses in fiscal 2025 are not directly comparable with the expenses in fiscal 2024.

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business were Rs. 502.6 billion in fiscal 2024 and Rs. 738.1 billion in fiscal 2025.

The expenses related to our life insurance subsidiary increased by 11.4% from Rs. 488.2 billion in fiscal 2024 to Rs. 543.8 billion in fiscal 2025, primarily due to an increase in commission paid from Rs. 37.2 billion in fiscal 2024 to Rs. 48.6 billion in fiscal 2025, claims paid from Rs. 69.2 billion in fiscal 2024 to Rs. 91.4 billion in fiscal 2025 and transfers to linked funds from Rs. 189.0 billion in fiscal 2024 to Rs. 233.9 billion in fiscal 2025.

The reserves for the actuarial liability of the life insurance business for the investible portion of the premium on unit-linked policies increased by 23.7% from Rs. 189.0 billion in fiscal 2024 to Rs. 233.9 billion in fiscal 2025 primarily due to an increase in linked premium income. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Provisions for Tax)

Provisions for Non-Performing Loans and Restructured Loans

The Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. The Bank’s home finance subsidiary classifies its loans and other credit facilities in accordance with the guidelines of the Reserve Bank of India. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan, each, a loss event, and that loss event or events has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

A loan is classified as restructuring where a concessionary modification such as changes in repayment period, principal amount, repayment installment or a reduction in rate of interest, has been made and the loan is downgraded to non-performing. The restructuring of loans in the event of a natural disaster, restructuring involving deferment of date of commencement of commercial operations for projects under implementation and restructuring for certain medium and small medium enterprises continue to be classified as standard restructured loans. Further, the Reserve Bank of India provides a prudential framework to implement a resolution plan in respect of eligible borrowers, while classifying such exposures as standard, subject to specified conditions.

The Bank has enhanced internal controls for the identification of non-performing assets, including the review of loan accounts for certain conditions primarily related to size, credit rating and number of days past due.

The Bank makes provisions on assets based on their classification as standard, sub-standard, doubtful or loss, as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, the Bank makes provisions as per internal provisioning norms or host country regulations, whichever is higher. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions. The Bank’s United Kingdom subsidiary maintains provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank’s Canadian subsidiary maintains provision for all financial assets using expected credit loss model. The expected credit loss for impaired financial assets is computed based on an individual assessment of expected cash flows from such assets.

In respect of non-retail loans reported as frauds to the Reserve Bank of India and classified in the doubtful category, the entire amount, without considering the value of any security, is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided for immediately. In the case of fraud in retail accounts, the entire amount is provided for immediately. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks.

In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors, exposures to step-down subsidiaries of Indian companies, incremental exposure to borrowers identified under the framework for large exposure of the Reserve Bank of India. Further, the Reserve Bank of India guidelines on “Resolution Framework for COVID-19-related Stress” provides a prudential framework for resolution plan of certain loans. The Reserve Bank of India circular requires banks to hold minimum 10% of provisions on these loans. The Bank makes general provisions on such loans at rates equal to or higher than requirements stipulated in Reserve Bank of India circulars.

The Bank, on a prudent basis, has made contingency provisions on certain loan portfolios. The Bank also makes additional contingency provisions on certain standard assets. The contingency provisions are included in ‘Other Liabilities and Provisions’.

Non-Performing Loans Strategy

In respect of non-viable non-performing loans, where borrowers have lost financial viability, we adopt an approach aimed at out-of-court settlements, enforcing collateral, driving consolidation and seeking resolution under the Insolvency and Bankruptcy Code under specific circumstances, which, among other measures, includes recovery through the sale of a borrower’s assets in a time-bound manner. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded, we undertake charge-offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. We are also adopting an online dispute resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early-stage solutions to incipient problems.

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

	At March 31,
Particulars	2024		2025		2025
	(in millions)
A. Consumer loans and credit card receivables(2)
Non-performing loans at the beginning of the fiscal year	Rs.	102,541	Rs.	119,232	US$	1,396
Addition: New non-performing loans during the year		147,378		176,661		2,068
Less: Upgrade(3)		(44,259)		(45,869)		(537)
Recoveries (excluding recoveries made from upgraded accounts)		(35,507)		(44,182)		(517)
Write-offs		(50,921)		(74,288)		(870)
Non-performing loans at the end of the fiscal year	Rs.	119,232	Rs.	131,554	US$	1,540
B. Commercial(4)
Non-performing loans at the beginning of the fiscal year	Rs.	209,929	Rs.	160,376	US$	1,877
Addition: New non-performing loans during the year		47,242		33,098		387
Less: Upgrade(3)		(48,040)		(11,446)		(134)
Recoveries (excluding recoveries made from upgraded accounts)		(32,602)		(41,158)		(482)
Write-offs		(16,153)		(29,114)		(340)
Non-performing loans at the end of the fiscal year	Rs.	160,376	Rs.	111,756	US$	1,308
C. Leasing and related activities
Non-performing loans at the beginning of the fiscal year	Rs.	—	Rs.	—	US$	—
Addition: New non-performing loans during the year		—		—		—
Less: Upgrade(3)		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—
Write-offs		—		—		—
Non-performing loans at the end of the fiscal year	Rs.	—	Rs.	—	US$	—
D. Total non-performing loans (A+B+C)
Non-performing loans at the beginning of the fiscal year	Rs.	312,470	Rs.	279,608	US$	3,273
Addition: New non-performing loans during the year		194,620		209,759		2,455
Less: Upgrade(3)		(92,299)		(57,315)		(671)
Recoveries (excluding recoveries made from upgraded accounts)		(68,109)		(85,340)		(999)
Write-offs		(67,074)		(103,402)		(1,210)
Non-performing loans at the end of the fiscal year(4)	Rs.	279,608	Rs.	243,310	US$	2,848

__________________

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(4)	Includes working capital finance.

Gross additions to non-performing consumer loans increased from Rs. 147.4 billion in fiscal 2024 to Rs. 176.7 billion in fiscal 2025. In fiscal 2025, we upgraded non-performing consumer loans of Rs. 45.9 billion as compared to Rs. 44.3 billion in fiscal 2024. In fiscal 2025, we made recoveries against non-performing consumer loans of Rs. 44.1 billion (fiscal 2024: Rs. 35.5 billion) and wrote off non-performing loans amounting to Rs. 74.3 billion (fiscal 2024: Rs. 50.9 billion). Gross non-performing consumer loans increased from Rs. 119.2 billion at year-end fiscal 2024 to Rs. 131.6 billion at year-end fiscal 2025.

The gross additions to non-performing commercial loans decreased from Rs. 47.2 billion in fiscal 2024 to Rs. 33.1 billion in fiscal 2025. In fiscal 2025, we upgraded non-performing commercial loans amounting to Rs. 11.4 billion as compared to Rs. 48.0 billion in fiscal 2024 and made recoveries of non-performing commercial loans amounting to Rs. 41.2 billion in fiscal 2025 as compared to Rs. 32.6 billion in fiscal 2024. In fiscal 2025, commercial loans amounting to Rs. 29.1 billion were written-off, as compared to Rs. 16.2 billion in fiscal 2024, based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans decreased from Rs. 160.4 billion at year-end fiscal 2024 to Rs. 111.7 billion at year-end fiscal 2025.

As a result of the above, our gross non-performing loans decreased by 13.0% from Rs. 279.6 billion at year-end fiscal 2024 to Rs. 243.3 billion at year-end fiscal 2025. Our net non-performing loans increased by 5.5% from Rs. 58.4 billion at year-end fiscal 2024 to Rs. 61.6 billion at year-end fiscal 2025. The net non-performing loans ratio decreased from 0.5% at year-end fiscal 2024 to 0.4% at year-end fiscal 2025.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 30.8 billion at March 31, 2025, as compared to Rs. 36.7 billion at March 31, 2024.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	52,514	Rs.	35,680	US$	418	(32.1)
Add: Loans restructured during the year		1,231		—		—	—
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		995		516		6	(48.1)
Less: Loans upgraded to standard category during the year		(1,144)		—		—	—
Less: Loans downgraded to non-performing category during the year		(3,887)		(1,964)		(23)	(49.5)
Less: Repayments/change in management/conversion to equity shares during the year		(14,029)		(10,634)		(125)	(52.5)
Gross restructured loans	Rs.	35,680	Rs.	23,598	US$	276	(33.9%)
Provisions for restructured loans		(1,443)		(900)		(11)	(37.6)
Net restructured loans	Rs.	34,237	Rs.	22,698	US$	265	(33.7%)
Average balance of net restructured loans(1)	Rs.	42,685	Rs.	25,824	US$	512	(41.1%)
Gross loans	Rs.	12,830,460	Rs.	14,389,294	US$	168,434	(12.1%)
Net loans	Rs.	12,607,762	Rs.	14,206,637	US$	166,296	(12.7%)
Gross restructured loans as a percentage of gross loans		0.3%		0.2%
Net restructured loans as a percentage of net loans		0.3%		0.2%

__________________

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	In addition, the Bank holds general provision amounting to Rs. 5,989 million at year-end fiscal 2025 (year-end fiscal 2024: Rs. 9,034 million) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

In fiscal 2024, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating to Rs. 1.2 billion. Further, in fiscal 2025, restructured standard loans amounting to Rs. 2.0 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms. The gross outstanding standard restructured loans decreased from Rs. 35.7 billion at year-end fiscal 2024 to Rs. 23.6 billion at year-end fiscal 2025, and the net outstanding restructured loans decreased from Rs. 34.2 billion at year-end fiscal 2024 to Rs.22.7 billion at year-end fiscal 2025.

The Bank’s outstanding non-fund-based facilities to borrowers whose loans were classified as restructured were Rs. 2.5 billion at year-end fiscal 2025.

The aggregate gross non-performing and standard restructured loans decreased by Rs. 48.4 billion, or 15.3%, from Rs. 315.3 billion at year-end fiscal 2024 to Rs. 266.9 billion at year-end fiscal 2025. The aggregate net non-performing and restructured loans decreased by Rs. 8.3 billion, or 9.0%, from Rs. 92.6 billion at year-end fiscal 2024 to Rs. 84.3 billion at year-end fiscal 2025.

Provisions and contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2024		2025		2025		2025/2024 %change
	(in millions, except percentages)
Provision for investments (net)	Rs.	7,050	Rs.	8,001	US$	94	13.5%
Provision for non-performing and other assets		9,636		41,272		483	—
Provision for standard assets		11,658		7,011		82	(39.9)
Others		8,780		(7,226)		(85)	N/M
Total provisions and contingencies (excluding provision for tax)	Rs.	37,124	Rs.	49,058	US$	574	32.1%

__________________

(1)	N/M’ means “Not meaningful”.

Provisions and contingencies (excluding provision for tax) increased by 32.1% from Rs. 37.1 billion in fiscal 2024 to Rs. 49.1 billion in fiscal 2025, primarily due to an increase in provision on non-performing and other assets, partially offset by a decrease in other provisions and contingencies.

Provision for non-performing and other assets increased from a provision of Rs 9.6 billion in fiscal 2024 to a provision of Rs. 41.3 billion in fiscal 2025. During fiscal 2025, there were higher net additions to non-performing assets primarily in retail and rural loans. During fiscal 2024, there were higher recoveries from non-performing assets and upgrades in non-retail loans.

Provision for investments increased from a provision of Rs. 7.1 billion in fiscal 2024 to Rs. 8.0 billion in fiscal 2025. During fiscal 2025, ICICI Bank made a provision of Rs. 16.1 billion on security receipts received on conversion of loans, partially offset by a write-back of provisions amounting to Rs. 3.9 billion on its investment in alternate investment funds, Rs. 2.4 billion on redemption of security receipts and Rs. 0.4 billion on equity shares due to an increase in share price.

The Reserve Bank of India, through its revised norms for Government Guaranteed security receipts issued on March 29, 2025, has permitted banks to reverse any excess provisions to the Profit and Loss Account in the year of transfer, if a loan is transferred to an asset reconstruction company for a value higher than the net book value, and the sale consideration comprises only of cash and security receipts guaranteed by the Government of India. During fiscal 2025, ICICI Bank held government guaranteed security receipts of Rs. 17.0 billion, which were fully provided. The Bank, on a prudent basis, continued to hold provisions against such security receipts, which will be reversed on actual receipt of recoveries or approval of claims, if any, by the government.

Provision for standard assets decreased from Rs. 11.7 billion in fiscal 2024 to Rs. 7.0 billion in fiscal 2025, primarily due to a decrease in provision for standard assets of the Bank. Provision for standard assets of the Bank decreased from Rs. 11.6 billion in fiscal 2024 to Rs. 5.8 billion in fiscal 2025. During fiscal 2024, the provision for standard assets were higher primarily due to an increase in domestic loans and upgrade of certain impaired loans to standard.

Other provisions decreased from a provision of Rs. 8.8 billion in fiscal 2024 to a write-back of Rs. 7.2 billion in fiscal 2025.

Provision for Tax

The provision for income tax expense increased from Rs. 154.3 billion in fiscal 2024 to Rs. 184.3 billion in fiscal 2025, primarily due to an increase in profit before tax. The effective tax rate increased marginally from 25.1% in fiscal 2024 to 25.3% in fiscal 2025.

Financial Position

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2024		2025		2025		2025/2024 %change
	(in millions, except percentages)
Cash and cash equivalents (1)	Rs.	1,627,689	Rs.	2,140,235	US$	25,052	31.5%
Investments		8,271,625		8,863,768		103,755	7.2
Advances (net of provisions)		12,607,762		14,206,637		166,296	12.7
Fixed assets		132,403		158,124		1,851	19.4
Other assets		976,409		969,056		11,343	(0.8)
Goodwill on consolidation		24,742		84,594		990	—
Total assets	Rs.	23,640,630	Rs.	26,422,414	US$	309,287	11.8%

__________________

(1)	Includes cash and balances with Reserve Bank of India, balances with banks and money at call and short notice.

(2)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, assets at year-end fiscal 2025 are not directly comparable with the assets at year-end fiscal 2024.

Our total assets increased by 11.8% from Rs. 23,640.6 billion at year-end fiscal 2024 to Rs. 26,422.4 billion at year-end fiscal 2025, primarily due to an increase in net advances, investments and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents increased by 31.5% from Rs. 1,627.7 billion at year-end fiscal 2024 to Rs. 2,140.2 billion at year-end fiscal 2025, primarily due to an increase in balance with the Reserve Bank of India to maintain adequate cash reserve ratio, standing deposit facility lending to the Reserve Bank of India, balance with banks outside India, partially offset by a decrease in call and short money lending in India.

Investments

Total investments increased by 7.2% from Rs. 8,271.6 billion at year-end fiscal 2024 to Rs. 8,863.8 billion at year-end fiscal 2025.

Investments of ICICI Prudential Life Insurance Company Limited increased from Rs. 2,843.5 billion at year-end fiscal 2024 to Rs. 2,999.4 billion at year-end fiscal 2025. Investments held to cover linked liabilities decreased from Rs. 1,648.4 billion at year-end fiscal 2024 to Rs. 1,612.4 billion at year-end fiscal 2025, primarily attributable to unrealized losses due to the negative equity market performance during the later part of the year. Consequently, the new investments made during this period have been adversely affected, resulting in unrealized losses. Investments, other than investments held to cover linked liabilities, increased from Rs. 1,195.1 billion at year-end fiscal 2024 to Rs. 1,387 billion at year-end fiscal 2025 primarily attributable to net inflows into the fund.

Investments of the Bank increased from Rs. 4,619.4 billion at year-end fiscal 2024 to Rs. 5,047.6 billion at year-end fiscal 2025, primarily due to an increase in investments in Indian government securities, certificate of deposits, equity investment in ICICI Securities and bonds and debentures, offset, in part, by a decrease in commercial paper and pass through certificates.

During fiscal 2025, pursuant to the Scheme of Arrangement between ICICI Bank, ICICI Securities and their respective shareholders (the “Scheme”), the Bank issued equity shares to the public shareholders of ICICI Securities in exchange for the Bank’s acquisition of the remaining shares of ICICI Securities held by public shareholders. Following the Bank’s purchase of the shares held by public shareholders, ICICI Securities became a wholly owned subsidiary of the Bank and has been delisted from the stock exchanges.

Investments of ICICI Lombard General Insurance Company Limited increased from Rs. 35.3 billion at year-end fiscal 2024 to Rs. 41.5 billion at year-end fiscal 2025, primarily due to gain on sale of securities and increase in interest and dividend income.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 315.6 billion in fiscal 2024 to Rs. 346.4 billion in fiscal 2025, primarily due to an increase in position in government securities and corporate bonds.

Investments of ICICI Prudential Asset Management Company Limited increased from Rs. 23.8 billion at year-end fiscal 2024 to Rs. 32.9 billion at year-end fiscal 2025, primarily due to fair valuation of investments.

Our total investment in Indian government securities increased by 5.7% from Rs. 5,055.9 billion at year-end fiscal 2024 to Rs. 5,345.8 billion at year-end fiscal 2025.

At year-end fiscal 2025, the Bank had no outstanding net investment in security receipts issued by asset reconstruction companies as compared to Rs. 0.3 billion at year-end fiscal 2024. See also “Business—Overview of Our Products and Services—Investment Banking—Treasury”.

Classification of investments

During the year ended March 31, 2025, the Bank implemented the Master Direction on Classification, Valuation and Operations of Investment portfolio of Commercial Banks (Directions), 2023. The implementation of these master directions has resulted in the reclassification of the existing investment portfolio of the Bank. Accordingly, the previous period information may not be directly comparable with fiscal 2025. A detailed explanation of changes in the accounting policy due to implementation of this master direction is provided in schedule 17: Significant Accounting Policy.

Held-to-maturity

The amortized cost of our held-to-maturity portfolio increased from Rs. 4,442.6 billion at year-end fiscal 2024 to Rs. 4,875.2 billion at year-end fiscal 2025, primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized gain on the held-to-maturity portfolio increased from Rs. 23.7 billion at year-end fiscal 2024 to Rs. 121.8 billion at year-end fiscal 2025. Interest earned on the held-to-maturity debt portfolio increased from Rs. 261.3 billion in fiscal 2024 to Rs. 326.5 billion in fiscal 2025, primarily due to an increase in average portfolio.

Available-for-sale

The amortized cost of our available-for-sale portfolio decreased from Rs. 1,303.4 billion at year-end fiscal 2024 to Rs. 1,192.5 billion at year-end fiscal 2025. The investment in government securities decreased from Rs. 671.4 billion at year-end fiscal 2024 to Rs. 620.2 billion at year-end fiscal 2025. The investments in corporate debt securities decreased from Rs. 205.0 billion at year-end fiscal 2024 to Rs 114.8 billion at year-end fiscal 2025. Investments in other debt securities increased from Rs. 194.5 billion at year-end fiscal 2024 to Rs. 254.1 billion at year-end fiscal 2025. Investments in equity shares increased from Rs. 189.3 billion at year-end fiscal 2024 to Rs. 190.1 billion at year-end fiscal 2025. At year-end fiscal 2025, equity shares classified as available-for-sale amounting to Rs. 98.6 billion were held by ICICI Prudential Life Insurance Company Limited, Rs. 72.4 billion were held by ICICI Lombard General Insurance Company Limited and Rs. 18.8 billion were held by the Bank. Other investments (primarily comprised of mutual fund units, security receipts, venture fund units and preference shares) decreased from Rs. 43.4 billion at year-end fiscal 2024 to Rs. 13.3 billion at year-end fiscal 2025.

Net unrealized gain on debt investments was Rs. 8.1 billion at year-end fiscal 2025 as compared to a net unrealized gain of Rs. 5.9 billion at year-end fiscal 2024, primarily due to net unrealized gain on other debt securities. Net unrealized gain on equity securities decreased from Rs. 91.3 billion at year-end fiscal 2024 to Rs. 54.0 billion at year-end fiscal 2025.

Net unrealized gain on other investments was Rs. 0.4 billion at year-end fiscal 2025 as compared to a net unrealized gain of Rs. 4.2 billion at year-end fiscal 2024, primarily due to a decrease in unrealized gain on equity mutual fund investments to Rs. 4.3 billion.

Held-for-trading

Investments in held-for-trading debt securities increased from Rs. 840.1 billion at year-end fiscal 2024 to Rs. 1,054.4 billion at year-end fiscal 2025, primarily due to an increase in investment in government securities, certificate of deposits, commercial paper and corporate bonds.

Advances

Net advances increased by 12.7 % from Rs. 12,607.8 billion at year-end fiscal 2024 to Rs. 14,206.6 billion at year-end fiscal 2025, primarily due to an increase in retail advances of ICICI Bank.

Net advances of the Bank increased by 13.3% from Rs. 11,844.1 billion at year-end fiscal 2024 to Rs. 13,417.7 billion at year-end fiscal 2025. Net retail advances of the Bank increased by 8.9% from Rs. 6,588.5 billion at year-end fiscal 2024 to Rs. 7,172.2 billion at year-end fiscal 2025. Net business banking advances of the Bank increased by 33.7% from Rs. 1,970.4 billion at year-end fiscal 2024 to Rs. 2,633.7 billion at year-end fiscal 2025. Net advances of the Bank’s overseas branches decreased by 8% from Rs. 334.5 billion at year-end fiscal 2024 to Rs. 307.9 billion at year-end fiscal 2025. See also “Business – Loan Portfolio”.

Net advances of ICICI Home Finance Company Limited increased by 24.7% from Rs. 221.3 billion at year-end fiscal 2024 to Rs. 275.9 billion at year-end fiscal 2025, primarily due to new disbursements, partially offset by sell-down of retail mortgage loans.

Net advances of ICICI Bank UK increased by 13.3% from Rs. 86.9 billion at year-end fiscal 2024 to Rs. 98.5 billion at year-end fiscal 2025, primarily due to an increase in portfolio of joint ventures and subsidiaries of Indian corporates.

Net advances of ICICI Bank Canada decreased by 17% from Rs. 321.6 billion at year-end fiscal 2024 to Rs. 266.9 billion at year-end fiscal 2025, primarily due to a decrease in residential mortgages and corporate investment portfolio, partially offset by an increase in commercial mortgages.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 19.4 % from Rs. 132.4 billion at year-end fiscal 2024 to Rs. 158.1 billion at year-end fiscal 2025.

Other assets decreased from Rs. 976.4 billion at year-end fiscal 2024 to Rs. 969.1 billion at year-end fiscal 2025, primarily due to a decrease in RIDF deposits and positive mark-to-market on foreign exchange and derivatives transactions, partially offset by an increase in margin deposit paid for treasury product and interest accrued on loans and investments. The Bank is an active participant in the interest and foreign exchange derivatives market. While the positive mark-to-market on such transactions are accounted in ‘Other Assets’, the negative mark-to-market are accounted in ‘Other Liabilities’. Other assets of our general insurance business were Rs. 134.6 billion at year-end fiscal 2024 and Rs. 147.0 billion at year-end fiscal 2025.

Goodwill on consolidation

Goodwill on consolidation increased from Rs. 24.7 billion at year-end fiscal 2024 to Rs. 84.6 billion at year-end fiscal 2025 pursuant to the Scheme amongst ICICI Bank and ICICI Securities and their respective shareholders, ICICI Securities has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each in accordance with the Scheme to the public shareholders of ICICI Securities. In accordance with the Scheme, the Bank recognized a securities premium of Rs. 68.9 billion based on the market price of equity shares (at effective date) of the

Bank. Further, pursuant to the Scheme, the Bank granted 2,960,270 options and 618,910 units to the employees of ICICI Securities. Accordingly, the Bank recognized goodwill of Rs. 55.5 billion in its consolidated financial statements at March 31, 2025 on account of the acquisition of the additional stake in ICICI Securities.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Deposits	Rs.	14,435,800	Rs.	16,416,374	US$	192,162	13.7%
Borrowings(1)		2,074,280		2,188,834		25,621	5.5
Other liabilities		4,430,228		4,529,780		53,023	2.2
Total liabilities		20,940,308		23,134,988		270,806	10.5
Minority interest		138,884		148,367		1,737	6.8
Capital		14,047		14,246		167	1.4
Reserves and surplus(2)		2,547,391		3,124,813		36,577	22.7
Total liabilities and stockholders’ equity	Rs.	23,640,630	Rs.	26,422,414	US$	309,287	11.8%

__________________

(1)	Includes subordinated debt.

(2)	Includes employees’ stock options outstanding.

(3)   ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024. I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024. Accordingly, the liabilities at year-end fiscal 2025 are not directly comparable with the liabilities at year-end fiscal 2024.

Our total liabilities (including capital, reserves and surplus and minority interest) increased by 11.8% from Rs. 23,640.6 billion at year-end fiscal 2024 to Rs. 26,422.4 billion at year-end fiscal 2025, primarily due to an increase in deposits and net worth.

Deposits

Deposits increased by 13.7% from Rs. 14,435.8 billion at year-end fiscal 2024 to Rs. 16,416.4 billion at year-end fiscal 2025.

Deposits of the Bank increased by 14.0% from Rs. 14,128.3 billion at year-end fiscal 2024 to Rs. 16,103.5 billion at year-end fiscal 2025. Term deposits increased by 14.6 % from Rs. 8,169.5 billion at year-end fiscal 2024 to Rs. 9,366.2 billion at year-end fiscal 2025. Savings account deposits increased by 9.6% from Rs. 4,023.0 billion at year-end fiscal 2024 to Rs. 4,407.7 billion at year-end fiscal 2025 and current account deposits increased by 20.3% from Rs. 1,935.7 billion at year-end fiscal 2024 to Rs. 2,329.6 billion at year-end fiscal 2025. The current and savings account deposits increased by 13.1% from Rs. 5,958.7 billion at year-end fiscal 2024 to Rs. 6,737.3 billion at year-end fiscal 2025. Deposits of overseas branches increased from Rs. 151.5 billion at year-end fiscal 2024 to Rs. 185.7 billion at year-end fiscal 2025. The total deposits of the Bank at year-end fiscal 2025 comprised 92.9% of its funding (i.e., deposits and borrowings) as compared to 91.9% at year-end fiscal 2024. See also “Selected Statistical Information—Funding”.

Deposits of ICICI Bank UK increased from Rs. 137.8 billion at year-end fiscal 2024 to Rs. 161.3 billion at year-end fiscal 2025, primarily due to an increase in corporate deposits.

Deposits of ICICI Bank Canada decreased from Rs. 196.4 billion at year-end fiscal 2024 to Rs. 175.5 billion at year-end fiscal 2025, primarily due to a decrease in current and term deposits.

Average savings account deposits increased by 9.9% from Rs. 3,625.7 billion in fiscal 2024 to Rs. 3,984.3 billion in fiscal 2025. Average current account deposits increased by 11.4% from Rs. 1,532.4 billion in fiscal 2024 to Rs. 1,706.9 billion in fiscal 2025. Average current account and savings account deposits increased by 10.3% from Rs. 5,158.1 billion in fiscal 2024 to Rs. 5,691.2 billion in fiscal 2025. The average current account and savings account ratio was at 38.8% at year-end fiscal 2025 as compared to 40.1% at year-end fiscal 2024. Average current account and savings account deposits were 33.0% of the funding (i.e., deposits and borrowings) for fiscal 2025 as compared to 34.0% for fiscal 2024.

Borrowings

Borrowings increased by 5.5% from Rs. 2,074.3 billion at year-end fiscal 2024 to Rs. 2,188.8 billion at year-end fiscal 2025.

Borrowings of ICICI Home Finance Company increased from Rs. 186.0 billion at year-end fiscal 2024 to Rs. 244.2 billion at year-end fiscal 2025, primarily due to an increase in bond borrowing, term loans from banks, commercial papers and fixed deposits.

Borrowings of ICICI Securities Primary Dealership Company increased from Rs. 319.6 billion at year-end fiscal 2024 to Rs. 367.2 billion at year-end fiscal 2025, primarily due to an increase in repo borrowings.

Borrowings of ICICI Securities increased from Rs. 166.8 billion at year-end fiscal 2024 to Rs. 208.3 billion at year-end fiscal 2025, primarily due to an increase in short term borrowings in form of commercial papers to support increase in margin trading facility book.

Borrowings of the Bank decreased by 1.1% from Rs. 1,249.7 billion at year-end fiscal 2024 to Rs. 1,235.4 billion at year-end fiscal 2025, primarily due to a decrease in privately placed bonds, term money borrowings and foreign currency bond borrowing, offset, in part, by an increase refinance borrowing, call money borrowing and call money borrowings foreign currency. Net borrowings of overseas branches decreased from Rs. 295.7 billion at year-end fiscal 2024 to Rs. 244.2 billion at year-end fiscal 2025.

Borrowings of ICICI Bank Canada decreased from Rs. 132.6 billion at year-end fiscal 2024 to Rs. 103.1 billion at year-end fiscal 2025, primarily due to a decrease in secured mortgage borrowings, offset, in part, by increase in treasury borrowings.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiary. Other liabilities increased by 2.2% from Rs. 4,430.2 billion at year-end fiscal 2024 to Rs. 4,529.8 billion at year-end fiscal 2025. Liabilities on policies in force of our life insurance business increased by 4.6% from Rs. 2,813.2 billion at year-end fiscal 2024 to Rs. 2,943.1 billion at year-end fiscal 2025. Other liabilities of the Bank decreased by 3.2% from Rs. 953.2 billion at year-end fiscal 2024 to Rs. 922.8 billion at year-end fiscal 2025, primarily due to a decrease in bills payable and mark to market on foreign exchange and derivatives transactions. Other liabilities of our general insurance business were Rs. 503.2 billion at year-end fiscal 2024 and Rs. 540.4 billion at year-end fiscal 2025.

Capital and reserves and surplus

Capital and reserves and surplus increased from Rs. 2,561.4 billion at year-end fiscal 2024 to Rs. 3,139.1 billion at year-end fiscal 2025, primarily due to the annual accretion to reserves and surplus out of profit, partially offset by payment of dividend.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements.”

Cash and cash equivalents increased by 31.5% from Rs. 1,627.7 billion at year-end fiscal 2024 to Rs. 2,140.2 billion at year-end fiscal 2025.

The net cash inflow from operating activities decreased from 1,572.8 billion in fiscal 2024 to Rs. 1,228.1 billion in fiscal 2025, primarily due to a lower increase in deposits and lower decrease in investments in fiscal 2025 as compared to fiscal 2024.

The net cash outflow from investing activities increased from Rs. 1,459.3 billion in fiscal 2024 to Rs. 772.9 billion in fiscal 2025, primarily due to a lower net purchase of held-to-maturity securities in fiscal 2025 as compared to fiscal 2024.

The net cash inflow from financing activities decreased from Rs. 137.6 billion in fiscal 2024 to Rs. 55.9 billion in fiscal 2025, primarily due to a decrease in net inflow from short-term borrowings in fiscal 2025 as compared to fiscal 2024.

For a discussion of our results in fiscal 2024 compared to fiscal 2023 and certain comparative numbers in fiscal 2024, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2024 filed with the U.S Securities and Exchange Commission on July 31, 2024.

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

Commitments

Securitization

ICICI Group primarily securitizes retail loans through securitization transactions involving special purpose entities, usually constituted as trusts. After securitization of the loans, we continue to act as the servicing agent, maintain customer account relationships and service these set of loans transferred to the securitization trusts.

ICICI Group acts in different capacities and under different contracts for a consideration including as originator, liquidity facility provider, servicing agent credit enhancement provider, underwriter, and senior contributor. ICICI Group has provided credit enhancements (first loss and second loss enhancement) on securitized pools originated by the Bank and guarantees (second loss enhancement) provided to the pools originated by a third party.

The total outstanding first loss credit enhancements at year-end fiscal 2025 were Rs. 0.7 billion and second loss credit enhancements were Rs 0.7 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2025 was Rs 1.2 billion.

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

Total life insurance obligations at year-end fiscal 2025 was Rs. 7,409.6 billion.

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

At year-end fiscal 2025, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes a capital conservation buffer of 2.50% and a capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank (D-SIB). Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on the Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2024(1)		2025(1)		2025
	(in millions, except percentages)
Tier 1 capital	Rs.	2,142,170	Rs.	2,567,375	US$	25,704
Of which: Common equity Tier 1 capital		2,142,170		2,567,375		25,704
Tier 2 capital		100,104		99,246		1,201
Total capital	Rs.	2,242,274	Rs.	2,666,621	US$	26,905
Credit risk: risk-weighted assets	Rs.	11,605,272	Rs.	13,986,923	US$	139,252
Market risk: risk-weighted assets		836,497		592,584		10,037
Operational risk: risk-weighted assets		1,285,848		1,531,537		15,429
Total risk-weighted assets	Rs.	13,727,617	Rs.	16,111,044	US$	164,718
Common equity Tier 1 risk-based capital ratio		15.6%		16.0%
Tier 1 risk-based capital ratio		15.6%		16.0%
Tier 2 risk-based capital ratio		0.7%		0.6%
Total risk-based capital ratio		16.3%		16.6%

__________________

(1)	Post appropriation of proposed dividend

In fiscal 2025, capital funds (net of deductions) increased by Rs. 424.3 billion from Rs. 2,242.3 billion at year-end fiscal 2024 to Rs. 2,666.6 billion at year-end fiscal 2025, primarily due to an increase in retained earnings (net of proposed dividend), partially offset by redemption of subordinated debt instruments.

Risk-weighted assets relating to credit risk increased by Rs. 2,381.6 billion from Rs. 11,605.3 billion at year-end fiscal 2024 to Rs. 13,986.9 billion at year-end fiscal 2025, primarily due to an increase of Rs. 2,172.9 billion in risk-weighted assets for on-balance sheet assets and an increase of Rs. 208.7 billion in risk-weighted assets for off-balance sheet exposures. On-balance sheet risk-weighted assets increased primarily due to growth in advances, recategorization of certain exposures for risk weighting purposes and inclusion of capital charge on the available-for-sale investments as per the revised Reserve Bank of India guidelines. Off-balance sheet risk-weighted assets increased primarily due to an increase in non-fund exposures.

Risk-weighted assets relating to market risk decreased by Rs. 243.9 billion from Rs. 836.5 billion at year-end fiscal 2024 to Rs. 592.6 billion at year-end fiscal 2025, primarily due to exclusion of capital charge on the available-for-sale investments as per the revised Reserve Bank of India guidelines.

Risk-weighted assets relating to operational risk increased by Rs. 245.7 billion from Rs. 1,285.9 billion at March 31, 2024 to Rs. 1,531.5 billion at March 31, 2025. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis and the risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2025, our total risk-based capital ratios at the consolidated level as per Basel III guidelines of the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 15.81%, Tier 1 risk-based capital ratio of 15.81% and total risk-based capital ratio of 16.41% against the current requirement of minimum common equity Tier 1 capital ratio of 8.20%, a minimum Tier 1 capital ratio of 9.70% and a minimum total capital ratio of 11.70% respectively.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually which determines the adequate level of capitalization required to meet regulatory norms and current and future business needs. The Bank also performs adequate stress testing, as determined by several stress scenarios. The internal capital adequacy assessment process is undertaken at both the standalone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four-year time horizon, assessment of material risks and the relationship between risk and capital.

The capital management framework is complemented by our risk management framework, which covers the policies, processes, methodologies and frameworks established for the management of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight into the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress testing framework in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions and the operating environment. The business and capital plans and the stress testing results of ICICI Group are integrated into the internal capital adequacy assessment process.

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

Sources of Funding and Liquidity

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of certificate of deposits, borrowings in the short-term interbank market, through refinance agencies and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility and marginal standing facility, which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high-quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. ICICI Bank also has the option of managing liquidity by borrowing in the interbank market on a short-term basis. The overnight market, which is a significant part of the interbank market, is susceptible to volatile interest rates. These interest rates on certain occasions have reached highs of 100.0% and above. To curtail reliance on such volatile funding sources, our Asset Liability Management Policy stipulates daily limits for borrowing and lending in this market. ICICI Securities Primary Dealership Limited also relies on the repo market and interbank money market for its funding requirements. It is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership Limited being a primary dealer, also has access to the standing liquidity facility and the liquidity adjustment facility from Reserve Bank of India.

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

The Bank maintains a significant portion of liquid assets in forms required pursuant to regulatory reserve requirements laid down of the Reserve Bank of India related to maintaining liquidity to meet our demand and time liabilities. Banks in India are required to maintain, an average daily balance of 4 % of its net demand and time liabilities by way of cash reserves with the Reserve Bank of India, for a fortnight period. Banks are allowed to maintain minimum cash reserves of not less than 90% of the required cash reserve on daily basis during the reporting fortnight, in such a manner that the average of cash reserve maintained daily shall not be less than the prescribed requirement by the Reserve Bank.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2025, the statutory liquidity ratio requirement percentage was 18.0%. Banks are permitted to make use of the Reserve Bank of India’s liquidity facility, the Facility to Avail Liquidity for Liquidity Coverage Ratio, against eligible securities. Further, banks can borrow funds at their discretion by dipping into their statutory liquidity ratio to the extent allowed under the marginal standing facility. As per the Reserve Bank of India guidelines, the carve-out from the statutory liquidity ratio under the Facility to Avail Liquidity for Liquidity Coverage ratio was 16.0% of net demand and time liabilities at year-end fiscal 2025. For the marginal standing facility, the carve out is 2.0% of net demand and time liabilities.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards including the liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. As per the Reserve Bank of India guidelines, the liquidity coverage ratio has been made applicable to Indian banks on a standalone as well as consolidated basis, with a minimum requirement of 100.0% at year-end fiscal 2025. The liquidity coverage ratio requirement is met by investments in high quality liquid assets. It primarily includes government securities, in excess of the mandatory statutory liquidity ratio and better-rated corporate bonds. High-quality liquid assets also include a specified portion of mandatory statutory liquidity ratio requirements, held in the form of government securities under the Facility to Avail Liquidity for Liquidity Coverage Ratio and marginal standing facility as specified by the Reserve Bank of India from time to time. The liquidity coverage ratio disclosure for the three months ended March 31, 2025 is based on a simple average of daily observations. The liquidity coverage ratio of ICICI Group was 125.1% for the three months ended March 31, 2025.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards – net stable funding ratio. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis. The net stable funding ratio of ICICI Group was 126.0% at year-end fiscal 2025.

In order to enhance liquidity resilience of the Bank, the Reserve Bank of India had issued revised guidelines on Basel III framework on liquidity standards - Liquidity Coverage Ratio - Review of haircuts on High Quality Liquid Assets and run-off rates on certain categories of deposits on April 21, 2025. Technology has facilitated ability to make instantaneous bank transfers and withdrawals, leading to an increase in liquidity risks, requiring proactive management. Based on the revised guidelines, retail deposits with internet and mobile banking facilities are assigned additional run-off factors 2.50% and level 1 high quality liquid assets denominated in government securities will attract haircuts in line with the circular for liquidity adjustment facility and marginal standing facility.

Further, funding from non-financial entities such as trusts (educational/religious/charitable), Association of Persons (“AoPs”), partnerships, proprietorships, limited liability partnerships and other incorporated entities etc., shall be categorized as funding from ‘non-financial corporates’ and attract a run-off rate of 40% (as against 100% currently prescribed), unless the above entities are treated as Small Business Customers (“SBCs”) under the liquidity coverage ratio framework. These revised guidelines will come into force April 1, 2026.

The Bank maintains liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirements. Throughout fiscal 2025, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2024		Fortnightly average for fiscal 2025		At March 31, 2025
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	3,803.7	Rs.	3,907.1	Rs.	4,044.9
Balance with central banks and current accounts with other banks		1,010.6		1,004.6		1,552.8
Other liquid assets		797.6		590.3		772.3
Gross liquid assets		5,611.9		5,502		6,370
(Less) Short-term borrowings		4.5		3.9		6.5
Net liquid assets	Rs.	5,607.4	Rs.	5,498.1	Rs.	6,363.5

ICICI Bank held net liquid assets totaling to Rs. 6,363.5 billion at year-end fiscal 2025, compared to Rs. 5,607.4 billion at year-end fiscal 2024. In fiscal 2025, the Bank held fortnightly average net liquid assets of Rs. 5,498.1 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2025, the Bank also held other fixed income non-government securities totaling to Rs. 8.3 billion compared to Rs. 0.4 billion at year-end fiscal 2024.

Under local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other ICICI Group entities (i.e., those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount). Accordingly, surplus liquidity maintained at those branches can be utilized at other ICICI Group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2025, such overseas branches of the Bank held net liquid assets of Rs. 387.7 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 6,363.5 billion.

ICICI Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repo and reverse repo transactions with banks through its liquidity adjustment facility and marginal standing facility, to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates interest rates applicable to fixed rate repo transactions, fixed rate reverse repo transactions agreements and its marginal standing facility, which are known as the repo rate, reverse repo rate and marginal standing facility rates respectively. In addition, the Reserve Bank of India also conducts variable rate repo or reverse repo auctions, rates for which are arrived at through competitive bidding. In 2022, the Reserve Bank of India operationalized a new standing deposit facility, which replaced the fixed rate reverse repo as the floor of the liquidity adjustment facility corridor at 25 basis points below the policy repo rate. At year-end fiscal 2025, the Reserve Bank of India repo rate, fixed rate reverse repo rate, standing deposit facility and marginal standing facility rate were 6.25%, 3.35%, 6.00% and 6.50% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. At year-end fiscal 2025, under the marginal standing facility, in addition to the eligible securities the Bank holds in excess of the statutory requirement, the Bank could borrow overnight up to 2.0% of its net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repo transactions with other market counterparties. Banks may enter into repo transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2025, ICICI Bank had government securities amounting to Rs. 1,513.9 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The loan portfolio at the Bank’s overseas branches as a proportion of the total portfolio has declined from 2.8% at year-end fiscal 2024 to 2.3% at year-end fiscal 2025. ICICI Bank has a well-defined borrowing program for its overseas operations. The incremental wholesale borrowings are primarily in the form of interbank and money market borrowings. The Bank also raises refinancing from other banks against eligible trade assets. Those loans that meet the export credit agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also raises deposit liabilities, in accordance with the regulatory framework of the host country.

ICICI Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost depending on the swap and exchange rates prevailing at the time. The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies may contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in its Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

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

Further, the Bank is also a member in the triparty repo segment and may enter into collateralized borrowings in the form of repo transactions on the Triparty Repo Order Matching Platform provided by Clearcorp Dealing Systems (India) Ltd., a wholly owned subsidiary of Clearing Corporation of India Limited. Clearing Corporation of India Limited also performs the roles and responsibilities of a Triparty Repo Agent, in terms of Repurchase transactions (Repo) (Reserve Bank) Directions, 2018 as amended from time to time. The triparty repo agent has stipulated the haircuts for the eligible securities for borrowing through its platform and the market value of collateral required for any such loan is higher than the value of the loan.

The Bank holds sufficient securities to meet additional collateral requirements, if necessary, and has systems and processes in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund and Tri-party repo margin account, to support the settlement of transactions.

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

In respect of overseas branch operations, generally, there are collateral requirements for transactions which are cleared through clearing houses, bilateral transactions executed under International Swaps and Derivatives Association Credit Support Annex and International Swaps and Derivatives Association Global Master Repo Agreement. The Asset Liability Management Committee has approved a framework for accepting covenants linked to a credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements. The Bank’s stress testing includes a scenario linked to potential outflows due to a breach of rating downgrade covenants.

Funding commitments and other off-balance sheet items impact the liquidity of the Bank. The Bank analyzes the behavioral profile of various components of the off-balance sheet items. The behavioral analysis includes potential cash flows from off-balance sheet activities, such as draw down under loan commitments, contingent liabilities and market related transactions. We consider the impact of these cash flows in various liquidity risk reports.

In view of the margin rules for non-centrally cleared derivatives transactions issued by the Basel Committee on Banking Supervision and a discussion paper issued by the Reserve Bank of India, derivatives transactions are subject to margin-reset provisions and any resulting collateral exchange is governed by the Credit Support Annex entered into by the Bank, which would require the maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through qualified central counterparties including the clearing corporation of India and other exchange houses as well as for transactions covered under the Credit Support Annex. We consider the potential outflows on account of such transactions based on the look-back approach prescribed by Reserve Bank of India guidelines.

Volatility in the international debt markets may constrain our international borrowings. As of March 31, 2025, the Bank did not have any borrowing linked to credit downgrade covenants that would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by the U.K. and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada has internally capped this credit exposure at CAD 150 million (32.4% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150 million can be increased to a maximum of 75% of capital depending on the credit quality of the group of connected entities. In fiscal 2025, ICICI Bank Canada was in compliance with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable to ICICI Bank UK, a bank shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the bank’s Tier 1 capital or GBP 130 million, whichever the higher. ICICI Bank UK has a total capital base of USD 372.9 million at year-end fiscal 2025 which was higher than the regulatory requirement. Additionally, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, counterparty and large exposures.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2023
	Cost at year-end fiscal 2023		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2023
	(in millions)
Premises	Rs.	94,346	Rs.	2,793	(1)	Rs.	(2,799)	Rs.	(25,545)	Rs.	68,795	US$	805
Other fixed assets (including furniture and fixtures)		98,785		18,437			(6,220)		(73,174)		37,828		443
Assets given on lease		17,891		12			..		(14,836)		3,067		36
Total	Rs.	211,022	Rs.	21,242		Rs.	(9,019)	Rs.	(113,555)	Rs.	109,690	US$	1,284

__________________

(1)	Includes gain on revaluation recorded through reserve of Rs. 812 million.

	Fiscal 2024
	Cost at year-end fiscal 2024		Additions/ transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2024
	(in millions)
Premises	Rs.	94,340	Rs.	9,806(1)	Rs.	(1,171)	Rs.	(28,099)	Rs.	74,876	US$	876
Other fixed assets (including furniture and fixtures)		111,003		42,595		(4,553)		(94,384)		54,661		640
Assets given on lease		17,902		1		(3)		(15,034)		2,866		34
Total	Rs.	223,245	Rs.	52,402	Rs.	(5,727)	Rs.	(137,517)	Rs.	132,403	US$	1,550

__________________

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,195 million.

	Fiscal 2025
	Cost at year-end fiscal 2025		Additions/ transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2025
	(in millions)
Premises	Rs.	102,976	Rs.	13,407(1)	Rs.	(1,557)	Rs.	(30,452)	Rs.	84,374	US$	988
Other fixed assets (including furniture and fixtures)		149,044		38,214		(8,896)		(108,203)		70,159		821
Assets given on lease		17,900		1,223		(210)		(15,322)		3,591		42
Total	Rs.	269,920	Rs.	52,844	Rs.	(10,663)	Rs.	(153,977)	Rs.	158,124	US$	1,851

__________________

(1)	Includes gain on revaluation recorded through reserve of Rs. 7,829 million.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2025 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India’s guidelines on “segmental reporting” stipulate specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2025, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure is to an individual person or persons or to a small business; person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to an individual, Hindu Undivided Family, partnership firm, trust, private limited companies, public limited companies, or co-operative societies. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g., installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 75 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivatives portfolio of the Bank and ICICI Strategic Investments Fund.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited, and I-Process Services (India) Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent estimated at the entity level.

Framework for Transfer Pricing

Liabilities of the retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and a specific charge for directed lending to certain priority sectors. For deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current account and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for the purpose of segmental reporting.

Fiscal 2025 compared with Fiscal 2024

The following table sets forth, for the periods indicated, profit before tax and minority interest of various segments.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Retail Banking	Rs.	188,492	Rs.	216,210	US$	2,531	14.7%
Wholesale Banking		199,717		215,646		2,534	8.0
Treasury		146,409		187,503		2,195	28.1
Other Banking		16,384		14,512		170	11.4
Life Insurance		9,232		13,364		156	44.8
General Insurance(1)		2,205		33,213		389	—
Others(2)		60,097		74,231		869	—
Inter-Segment adjustments		(18,193)		(26,145)		(306)	43.7
Share of profit from associates(1)		10,738		1,507		18	86.0

Profit before tax	Rs.	615,081	Rs.	730,040	US$	8,546	18.7%

__________________

1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024, accordingly the disclosure is not directly comparable with the previous period.

2.	I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective from March 22, 2024, accordingly the disclosure is not directly comparable with the previous period.

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our retail banking segment.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Net interest income	Rs.	387,324	Rs.	437,579	US$	5,122	13.0%
Other income		136,921		154,413		1,807	12.8
Total income		524,245		591,992		6,929	12.9
Operating expenses		283,844		304,472		3,564	7.3
Profit before provisions		240,401		287,520		3,366	19.6
Provisions		51,909		71,310		835	13.7
Profit before tax	Rs.	188,492	Rs.	216,210	US$	2,531	14.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities for our retail banking segment.

	Outstanding balance at March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Advances	Rs.	6,901,522	Rs.	7,651,343	US$	89,563	10.9%
Deposits		9,819,674		10,773,819		126,113	9.7

The profit before tax of the retail banking segment increased by 14.7% from Rs. 188.5 billion in fiscal 2024 to Rs. 216.2 billion in fiscal 2025, primarily due to an increase in net interest income and other income, partially offset by an increase in operating expenses and provisions.

Net interest income increased by 13% from Rs. 387.3 billion in fiscal 2024 to Rs. 437.6 billion in fiscal 2025, primarily due to growth in the average loan portfolio.

Other income increased by 12.8% from Rs. 136.9 billion in fiscal 2024 to Rs. 154.4 billion in fiscal 2025, primarily due to an increase in fees from credit card portfolio and lending linked fees, offset, in part, by a decrease in merchant services fees.

Operating expenses increased by 7.3% from Rs. 283.8 billion in fiscal Rs. 304.5 billion in fiscal 2025, primarily due to an increase in employee expenses, technology related expenses and reward point expenses.

Provisions (net of write-back) increased from Rs. 51.9 billion in fiscal 2024 to Rs. 71.3 billion in fiscal 2025, primarily due to higher net additions to non-performing assets.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our wholesale banking segment.

	Year ended March 31,
	2024		2025		2025		2025/2024% change
	(in millions, except percentages)
Net interest income	Rs.	192,088	Rs.	201,730	US$	2,361	5.0%
Other income		68,570		81,588		955	19.0
Total income		260,658		283,318		3,316	8.7
Operating expenses		83,058		90,214		1,056	8.6
Profit before provisions		177,600		193,104		2,260	8.7
Provisions		(22,117)		(22,542)		(264)	—
Profit before tax	Rs.	199,717	Rs.	215,646	US$	2,524	8.0

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities for our wholesale banking segment.

	Outstanding balance at March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Advances	Rs.	4,607,263	Rs.	5,275,202	US$	61,749	14.5%
Deposits		4,258,587		5,269,004		61,676	23.7

The profit before tax of the wholesale banking segment increased by 8.0% from Rs. 199.7 billion in fiscal 2024 to Rs. 215.6 billion in fiscal 2025, primarily due to an increase in net interest income, other income and higher recoveries on non-performing loans, partially offset by an increase in operating expenses.

Net interest income increased by 5.0% from Rs. 192.1 billion in fiscal 2024 to Rs. 201.7 billion in fiscal 2025, primarily due to a growth in average loan portfolio.

Other income increased by 19.0% from Rs. 68.6 billion in fiscal 2024 to Rs. 81.6 billion in fiscal 2024, primarily due to an increase in income from foreign exchange and derivatives transactions and commercial banking fees and lending fees.

Operating expenses increased by 8.6% from Rs. 83.1 billion in fiscal 2024 to Rs. 90.2 billion in fiscal 2025, primarily due to an increase in employee expenses and technology related expenses.

Write-back of provisions increased from Rs. 22.1 billion in fiscal 2024 to Rs. 22.5 billion in fiscal 2025. See also “Operating and Financial Review and Prospects—Other Income—Provisions and contingencies (excluding provision for tax)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax for our treasury segment.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Net interest income	Rs.	153,886	Rs.	163,794	US$	1,917	6.4%
Other income		30,309		45,716		535	50.8
Total income		184,195		209,510		2,452	13.7
Operating expenses		20,711		24,754		290	19.5
Profit before provisions		163,484		184,756		2,162	13.0
Share of profit from associates		10,738		(1,507)		(18)	N/M
Provisions		6,337		(2,747)		(32)	N/M
Profit before tax	Rs.	146,409	Rs.	185,996	US$	2,176	27.0%

__________________

‘N/M’ means “Not meaningful”.

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities for our treasury segment.

	Closing balance at March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Investments	Rs.	4,677,377	Rs.	5,057,918	US$	59,205	8.1%
Borrowings		1,249,676		1,235,383		14,461	(1.1)

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment increased by 27.0% from Rs. 146.4 billion in fiscal 2024 to Rs. 186.0 billion in fiscal 2025, primarily due to an increase in net interest income and other income, partially offset by an increase in operating expenses.

Net interest income increased by 6.4% from Rs. 153.9 billion in fiscal 2024 to Rs. 163.8 billion in fiscal 2025, primarily due to an increase in average investment portfolio.

Other income increased by 50.8% from Rs. 30.3 billion in fiscal 2024 to Rs. 45.7 billion in fiscal 2025. The dividend from subsidiaries and joint ventures was Rs. 26.2 billion in fiscal 2025, compared to Rs. 20.7 billion in fiscal 2024. There was a gain on government securities and other fixed income positions of Rs. 9.3 billion in fiscal 2025, primarily due to softening of yields on government securities during the period as compared to a gain of Rs. 4.1 billion in fiscal 2024. Fiscal 2024 includes the transfer of accumulated translation loss of Rs. 3.4 billion related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to the profit and loss account.

Operating expenses increased by 19.5 % from Rs. 20.7 billion in fiscal 2024 to Rs. 24.7 billion in fiscal 2025, primarily due to an increase in premium paid towards purchase of priority-sector lending certificates.

Provisions on investments decreased from Rs. 6.3 billion in fiscal 2024 to a write-back of Rs. 2.7 billion in fiscal 2025. During fiscal 2024, the Bank made provision amounting to Rs. 5.41 billion on its investments in Alternative Investment Funds (“AIFs”), pursuant to Reserve Bank of India guidelines compare to a write-back of provision of Rs. 3.9 billion in fiscal 2025, on the basis of subsequent Reserve Bank of India clarification and Rs. 0.4 billion on equity shares due to an increase in share price.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our other banking segment.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Net interest income	Rs.	22,800	Rs.	21,149	US$	248	(7.2%)
Other income		5,382		7,376		86	37.0
Total income		28,182		28,525		334	1.2
Operating expenses		11,105		12,201		143	9.9
Profit before provisions		17,077		16,324		191	(4.4)
Provisions		693		1,813		21
Profit before tax	Rs.	16,384	Rs.	14,511	US$	170	(11.4)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities for our other banking segment.

	Outstanding balance on March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Advances	Rs.	743,794	Rs.	856,480	US$	10,026	15.2%
Investments		85,250		84,943		994	(0.4)
Deposits		384,131		397,458		4,652	3.5
Borrowings	Rs.	144,510	Rs.	112,564	US$	1,318	(22.1)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of the other banking segment decreased by 11.4% from Rs. 16.4 billion in fiscal 2024 to Rs. 14.1 billion in fiscal 2025, primarily due to increase in provision.

Net interest income decreased by 7.2% from Rs. 22.8 billion in fiscal 2024 to Rs. 21.1 billion in fiscal 2025.

Other income increased by 37.0% from Rs. 5.4 billion in fiscal 2024 to Rs. 7.4 billion in fiscal 2025, primarily due to an increase in other income of banking subsidiaries and other banking segment.

Operating expenses increased by 9.9% from Rs. 11.1 billion in fiscal 2024 to Rs. 12.2 billion in fiscal 2025, primarily due to an increase in operating expenses of the banking subsidiaries.

Provisions increased from Rs. 0.7 billion in fiscal 2024 to Rs. 1.8 billion in fiscal 2025.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax for our life insurance segment.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Premium earned	Rs.	432,357	Rs.	489,510	US$	5,730	13.2%
Premium on re-insurance ceded and accepted		(14,760)		(16,910)		(198)	14.6
Net premium earned		417,597		472,600		5,532	13.2
Other income		28,055		28,960		339	3.2
Investment income		96,827		100,760		1,179	4.1
Total income		542,479		602,320		7,050	11.0
Commission paid		37,220		48,590		569	30.5
Claims/benefits paid		69,204		91,420		1,070	32.1
Operating expenses		43,073		43,370		508	0.7
Total expenses		149,497		183,380		2,147	22.7
Transfer to linked funds		189,030		233,870		2,738	23.7
Provisions for policy holder liabilities (non-linked)		194,720		171,710		2,010	(11.8)
Profit before tax	Rs.	9,232	Rs.	13,360	US$	155	44.7%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities for our life insurance segment.

	Outstanding balance on March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Investments	Rs.	1,195,060	Rs.	1,387,041	US$	16,236	16.1%
Assets held to cover linked liabilities		1,648,424		1,612,399		18,874	(2.2)
Liabilities on life policies	Rs.	2,813,183	Rs.	2,943,056	US$	4,450	4.6%

The profit before tax of ICICI Prudential Life Insurance Company Limited increased by 44.7% from Rs. 923 million in fiscal 2024 to Rs. 1,336 million in fiscal 2025, primarily due to an increase in premium earned and an increase in investment income on account of an increase in interest income, rent and dividend.

The total premium income of ICICI Prudential Life Insurance Company Limited increased by 13.2% from Rs. 432.4 billion in fiscal 2024 to Rs. 489.5 billion in fiscal 2025, primarily due to an increase in retail renewal premium and group premium. Net retail renewal premium increased by 4.6% from Rs. 244.0 billion in fiscal 2024 to Rs. 255.0 billion in fiscal 2025. Net group premium increased by 34.2% from Rs. 99.9 billion in fiscal 2024 to Rs. 134.1 billion in fiscal 2025.

Other income of ICICI Prudential Life Insurance Company Limited increased by 3.2% from Rs. 28.1 billion fiscal 2024 to Rs. 29.0 billion fiscal 2025.

Investment income of ICICI Prudential Life Insurance Company Limited increased by 4.1% from Rs. 96.8 billion in fiscal 2024 to Rs. 100.8 billion in fiscal 2025, primarily due to an increase in interest income, rent and dividend.

Commission expenses of ICICI Prudential Life Insurance Company Limited increased by 30.5% from Rs. 37.2 billion in fiscal 2024 to Rs. 48.6 billion in fiscal 2025, primarily due to an increase in new business commission and rewards.

Claims and benefit payouts of ICICI Prudential Life Insurance Company Limited increased by 32.1% from Rs. 69.2 billion in fiscal 2024 to Rs. 91.4 billion in fiscal 2025, primarily due to an increase in death claims, maturity claims and higher surrender.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company Limited increased by 23.7% from Rs. 189.0 billion in fiscal 2024 to Rs. 233.9 billion in fiscal 2025, primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities decreased from Rs. 194.7 billion in fiscal 2024. to Rs. 171.7 billion in fiscal 2025.

Employee expenses increased from Rs. 16.4 billion in fiscal 2024 to Rs. 18.8 billion in fiscal 2025. Other operating expenses decreased from Rs. 26.7 billion in fiscal 2024 to Rs. 24.7 billion in fiscal 2025, primarily due to lower advertisement cost offset, in part, by increase in employee expenses and sales related expenses.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax for our general insurance segment.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change(1)
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	19,117	Rs.	282,577	US$	3,308	—
Premium on re-insurance ceded		(3,581)		(74,967)		(878)	—
Unexpired risk reserve		(393)		(9,609)		(112)	—
Net premium earned		15,143		198,001		2,318	—
Commission income (net)		(4,109)		(38,380)		(449)	—
Investment income		2,573		42,499		497	—
Total income		13,607		202,120		2,366	—
Operating expenses		1,883		28,448		333	—
Claims/benefits paid (net)		9,511		139,868		1,637	—
Other expenses (net)		10		594		7	—
Total expense		11,404		168,910		1,324	—
Profit/(loss) before tax	Rs.	2,203	Rs.	33,210	US$	389	—

__________________

(1)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024, accordingly the disclosure is not directly comparable with the previous period.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2024		2025		2025		2025/2024 % change(1)
	(in millions, except percentages)
Investments	Rs.	479,744	Rs.	524,751	US$	6,142	—
Current liabilities including claims outstanding		402,352		427,395		5,003	—
Provisions	Rs.	100,881	Rs.	112,967	US$	1,322	—

__________________

(1)	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank effective from February 29, 2024, accordingly the disclosure is not directly comparable with the previous period.

Others

The “Others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited

ICICI Prudential Asset Management Company Limited manages the ICICI Prudential Mutual Fund, a leading mutual fund in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting, brokerage and primary dealership in government securities, respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform and is engaged in equities underwriting, securities broking and distribution of financial products.

The following table sets forth, for the periods indicated, the principal components of profit before tax for our Others segment.

	Year ended March 31,
	2024		2025		2025		2025/2024 % change
	(in millions, except percentages)
Net interest income	Rs.	21,833	Rs.	26,495	US$	310	24.4%
Other income		77,825		107,174		1,255	37.7
Total income		99,658		133,669		1,565	34.1
Operating expenses		39,457		57,879		678	46.7
Operating profit before provisions		60,201		75,790		887	25.9
Provision and contingencies		104		1,558		18
Profit before tax	Rs.	60,097	Rs.	74,232	US$	869	23.5%

The profit before tax of the Others segment increased by 23.5% from Rs. 60.1 billion in fiscal 2024 to Rs. 74.2 billion in fiscal 2025, primarily due to an increase in profit before tax of ICICI Securities Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

Net interest income increased by 21.3% from Rs. 21.8 billion in fiscal 2024 to Rs. 26.5 billion in fiscal 2025, primarily due to an increase in net interest income of our securities broking subsidiary, housing finance subsidiary and primary dealership subsidiary.

Other income increased by 37.7% from Rs. 77.8 billion in fiscal 2024 to Rs. 107.2 billion in fiscal 2025, primarily due to an increase in brokerage income of our securities broking subsidiary, higher trading gains in our primarily dealership subsidiary and an increase in management fees from equity and hybrid scheme, AIFs and Portfolio Management Services (“PMS”) and advisory fees of our asset management subsidiary.

Operating expenses increased by 46.7% from Rs. 39.5 billion in fiscal 2024 to Rs. 57.9 billion in fiscal 2025, primarily due to an increase in other operating expenses of our housing finance subsidiary, asset management subsidiary and securities broking subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 23.1 billion in fiscal 2024 to Rs. 23.9 billion in fiscal 2025 primarily due to an increase in fee income and net interest income, partially offset by increase in staff cost and other administrative expenses.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 24.3 billion in fiscal 2024 to Rs. 35.3 billion in fiscal 2025, primarily due to an increase in income from fund operations, partially offset by an increase in staff cost and other administrative expenses.

The profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 5.6 billion in fiscal 2024 to Rs. 7.2 billion in fiscal 2025, primarily due to an increase in other income and net interest income, partially offset by an increase in staff cost and other administrative expenses.

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 7.1 billion in fiscal 2024 to Rs. 7.4 billion in fiscal 2025, primarily due to an increase in net interest income and fee income, partially offset by an increase in operating expenses.

For a discussion of our results in fiscal 2024 compared to fiscal 2023 and certain comparative numbers in fiscal 2023, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2024 filed with the U.S Securities and Exchange Commission on July 31, 2024.

Reconciliation of Net Profit (after minority interest) between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2025, fiscal 2024 and fiscal 2023 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank under U.S. GAAP decreased from Rs. 613.8 billion in fiscal 2024 to Rs. 513.5 billion in fiscal 2025, while profit after tax attributable to the shareholders of ICICI Bank under Indian GAAP increased from Rs. 442.6 billion in fiscal 2024 to Rs. 510.3 billion in fiscal 2025. For fiscal 2024, the higher net income attributable to shareholders of ICICI Bank under U.S. GAAP was primarily on account of fair value gain amounting to Rs. 140.2 billion on fair valuation of existing investments in ICICI Lombard General Insurance Company Limited due to acquisition of control in fiscal 2024.

The difference in accounting for the allowances of credit losses resulted in a lower net income by Rs. 14.1 billion in fiscal 2025 (fiscal 2024: Rs. 53.2 billion) under U.S. GAAP as compared to Indian GAAP, primarily due to recognition of lifetime allowances of credit losses on performing loans originated in fiscal 2025. Further, during fiscal 2025, the Bank had recoveries/write offs in certain impaired commercial loans where the allowance of credit loss and consequently, reversal of the allowance was higher under Indian GAAP as compared to U.S. GAAP, resulting in lower net income under U.S. GAAP.

ICICI Group applies management overlays to its model-based estimates where appropriate. These overlays reflect adjustments to the probability of default to address limitations in the statistical models, particularly where future economic conditions may evolve differently from the historical patterns considered while developing these models. The overlays ensure that the expected credit loss estimates remain relevant and incorporate forward-looking risks that are otherwise difficult to quantify using a model, such as emerging trade tensions, moderation expected in global as well as Indian growth, geo-economic fragmentation, geopolitical conflicts, attendant volatility in commodity prices, moderation in IT services growth and AI developments. Accordingly, the Bank used a management overlay on credit exposures under U.S. GAAP at March 31, 2025.

The allowance for credit loss on loans and other financial assets under amortized cost was higher by Rs. 27.5 billion at March 31, 2025 (March 31, 2024: Rs. 13.4 billion) under U.S. GAAP as compared to Indian GAAP. Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank has opted for fair value accounting for such loans and guarantees through income statement under U.S. GAAP. Accordingly, the impact of accounting on these loans is accounted in "Allowance for loan losses" for Indian GAAP, and in the line item “Valuation of debt and equity securities” for U.S. GAAP. The Bank held fair value loss of Rs. 5.6 billion at March 31, 2025 (at March 31, 2024: Rs. 5.9 billion) under U.S. GAAP in the line item “Valuation of debt and equity securities” on such loans.

See also note 21(a) to our “Consolidated Financial Statements—Schedules forming part of the Consolidated financial statements—Additional Notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 21.1 billion in fiscal 2025 as compared to higher income of Rs. 33.3 billion in fiscal 2024 under U.S. GAAP, as compared to Indian GAAP.

Under Indian GAAP from April 1, 2024 onwards, the Bank implemented the Master Direction on Classification, Valuation and Operations of Investment portfolio of Commercial Banks (Directions), 2023. On implementation of this master direction, the unrealized gains or losses on the investments (including equity investments) classified as fair value through profit and loss account are recognized in the profit and loss account. With respect to investments (including equity investments) classified as available-for-sale, the unrealized gains or losses on these investments under Indian GAAP are recognized in the available-for-sale reserve and for debt investments these gains or losses are subsequently reclassified to the profit and loss account in the event of sale. With respect to investments classified as held-to-maturity and investments in subsidiaries, joint ventures and associates, the unrealized gains and losses are not recognized, and investments are recognized at the carrying cost. Under U.S. GAAP, unrealized gains or losses on trading debt securities are recognized in the profit and loss account and unrealized gains or losses on debt securities are classified as available-for-sale, which includes all securities classified as held-to-maturity and debt investments classified as fair value through the profit and loss account under Indian GAAP, are recognized in Other Comprehensive Income under stockholders’ equity except for the unrealized losses on securities identified as impaired which are recognized in the profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities are recognized in the profit and loss account. The impact of difference in mark-to-market accounting for investment securities between U.S. GAAP and Indian GAAP resulted in a lower net income by Rs. 21.4 billion under U.S. GAAP in fiscal 2025 (fiscal 2024: higher net income by Rs. 24.1 billion). This was primarily on account of unrealized fair value losses on equity investments recognized in the profit and loss account under U.S. GAAP. These equity investments are primarily recognized as available-for-sale under Indian GAAP and unrealized fair value losses are recognized in available-for-sale reserve. The impairment allowance on the debt investments under U.S. GAAP resulted in lower net income by Rs. 0.2 billion under U.S. GAAP in fiscal 2025 (fiscal 2024: 5.1 billion).

The difference on account of business combination accounting resulted in a lower net income by Rs. 3.6 billion under U.S. GAAP in fiscal 2025 (fiscal 2024: higher net income by Rs. 140.3 billion). In fiscal 2024, the net income was higher due to fair valuation gain amounting to Rs. 140.2 billion recognized on the investments in ICICI Lombard General Insurance Company Limited due to acquisition of control.

The difference in accounting for consolidation resulted in higher net income by Rs. 11.2 billion in fiscal 2025 as compared to higher net income by Rs. 20.8 billion in fiscal 2024 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2025, our life insurance affiliate made a net income of Rs. 33.6 billion (fiscal 2024: net income: Rs. 43.5 billion) under U.S. GAAP as compared to net profit of Rs. 11.9 billion (fiscal 2024: Rs. 8.5 billion) under Indian GAAP. The higher net income was primarily on account of lower policyholders’ liabilities and unallocated policyholders’ surplus and net of amortization of deferred acquisition cost, offset in part by, marked-to-market losses on trading portfolio and equity securities. See also note 22(h) to our “Consolidated Financial Statements—Schedules forming part of the Consolidated financial statements—Additional Notes” included herein.

The total differences in the amortization of fees and costs were Rs. 8.5 billion in fiscal 2025 (fiscal 2024: Rs. 5.3 billion). The change was primarily on account of deferred acquisition costs for ICICI Lombard General Insurance Company Limited in fiscal 2025 amounting to Rs. 7.9 billion (fiscal 2024: Rs. 0.7 billion).

We earn fees and incur costs on the origination of loans which are recognized upfront under Indian GAAP but are amortized under U.S. GAAP. Amortization of loan origination fees and costs resulted in lower income by Rs. 1.3 billion in fiscal 2025 (fiscal 2024 had an increase of income by Rs. 5.8 billion) under U.S. GAAP as compared to Indian GAAP. Retirement benefit costs were lower by Rs. 1.9 billion in fiscal 2025 (fiscal 2024 had higher retirement benefit costs by Rs. 1.1 billion) under U.S. GAAP as compared to Indian GAAP. While under Indian GAAP, actuarial gain or loss is recognized in the profit and loss account, under U.S. GAAP, the actuarial gain/loss is recognized through other comprehensive income and thereafter amortized through the income statement. The actuarial loss for fiscal 2025 recognized through other comprehensive income was higher as compared to the amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, which resulted in retirement benefit costs being lower under U.S. GAAP in fiscal 2025 as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

Deferred tax expenses were lower by Rs. 19.7 billion in fiscal 2025 (fiscal 2024 had lower deferred tax expenses by Rs. 18.3 billion) under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2025, there was increase in deferred tax assets by Rs. 3.7 billion under U.S. GAAP as compared to reduction in deferred tax assets by Rs. 10.7 billion in fiscal 2024.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on the Special Reserve based on ICICI Group’s continuing intention to not withdraw/utilize such Special Reserve and based on an opinion from legal counsel about the non-taxability of such Special Reserve in the scenario of liquidation. In fiscal 2025, deferred tax expenses were lower by Rs. 8.0 billion (fiscal 2024 had lower deferred tax expenses by 7.8 billion) under U.S. GAAP as compared to Indian GAAP.

Further, there was a difference due to the positive tax impact of Rs. 7.3 billion in fiscal 2025 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 20.0 billion in fiscal 2024. See also note 21(i) to our “Consolidated Financial Statements—Schedules forming part of the Consolidated financial statements—Additional Notes” included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 613.8 billion in fiscal 2024 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 442.6 billion under Indian GAAP. In fiscal 2024, the net income under U.S. GAAP was higher primarily due to fair value gain on ICICI Lombard General Insurance Company Limited, the positive impact of amortization of loan processing fees net of costs, higher net income of our life insurance affiliate under U.S.GAAP as compared to net gain under Indian GAAP, lower deferred tax expenses under U.S. GAAP as compared to Indian GAAP offset in part by, higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 250.0 billion in fiscal 2023 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 340.4 billion under Indian GAAP. In fiscal 2023, the net income under U.S. GAAP was lower primarily due to impairment loss on ICICI Lombard General Insurance Company Limited and valuation of investments, offset in part by, lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, the positive impact of amortization of loan processing fees net of costs, higher net income of our life insurance affiliate under U.S.GAAP as compared to net gain under Indian GAAP, lower deferred tax expenses under U.S. GAAP as compared to Indian GAAP.

For a further description of significant differences between Indian GAAP and U.S. GAAP, a reconciliation of net income and stockholders’ equity to U.S. GAAP and certain additional information required under U.S. GAAP, see notes 21 and 22 to our “Consolidated Financial Statements—Schedules forming part of the Consolidated financial statements—Additional Notes” included herein.

Research and Development

We focus on strengthening our technological capabilities, with key priorities of resilience, scalability and security of our platforms. We continue to invest in new technology platforms and work on emerging technologies like cloud adoption and exploring potential usage of AI across banking use cases.

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

ICICI Bank

Revenue recognition

Interest income is recognized in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognized upon realization as per the income recognition and asset classification norms of the Reserve Bank of India. Income on discounted instruments is recognized over the tenure of the instrument on a constant-yield basis. Dividend income is accounted on an accrual basis when the right to receive the dividend is established. Commissions received on guarantees and letters of credit issued and annual/renewal fees on credit cards, debit cards and prepaid cards are amortized on a straight-line basis over the contractual period of the fees. Fees paid/received for priority-sector lending certificates are amortized on straight-line basis over the period of the certificate. All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

Revenue recognition involves uncertainties and are significantly affected by the assumptions used and judgments made for collectability of the income. Changes in assumptions could significantly affect these estimates and the resulting recognition.

Accounting for Investments

ICICI Bank follows the trade-date method of accounting for the purchase and sale of investments, except for Government of India and state government securities, for which the settlement date method of accounting is followed as per the Reserve Bank of India’s guidelines.

Before fiscal year 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into (a) held-to-maturity, (b) available-for-sale and (c) held-for-trading. Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, was ignored, while net depreciation in each category was provided. Held-to-maturity securities were carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of fixed-and floating-rate securities acquired was amortized over the remaining period until maturity on a constant-yield and straight-line basis, respectively.

As of April 2024, the Bank implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, as stated below, the significant accounting policies with respect to investments have been modified.

All investments are recognized at fair value on initial recognition, primarily amounting to the acquisition cost. Where facts and circumstances suggest that the fair value is materially different from the acquisition cost, the difference between the fair value and the acquisition cost is recognized in accordance with the Reserve Bank of India’s guidelines.

All investments are classified into the following categories: (a) held-to-maturity, (b) available-for-sale and (c) fair value through profit and loss account including held-for-trading on the date of purchase as per the extant Reserve Bank of India guidelines on classification, valuation and operation of investment portfolio by Banks. Held-for-trading is a separate investment sub-category within fair value through profit and loss. Under each classification, the investments are further categorized as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and(e) others. Further, all the investments including debt investments in subsidiaries, joint ventures and associates are classified in a separate category.

Investments are classified as held-to-maturity if (i) the security is acquired with the intention and objective of holding it to maturity, i.e., the financial assets are held with an objective to collect the contractual cash flows and (ii) the contractual terms of the security give rise to cash flows that are solely payments of principal and interest on principal outstanding on specified dates. Held-to-maturity securities are carried at cost. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired is amortized over the remaining period to maturity on a constant yield basis and straight-line basis respectively.

Investments are classified as available-for-sale if (i) the security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities and (ii) the contractual terms of the security meet the solely payments of principal and interest criterion. Further, certain equity investments are also designated as available-for-sale investments, where on initial recognition, the Bank has made an irrevocable election to classify such equity investments as available-for-sale investments. Investments classified as available-for-sale are fair valued periodically as per the Reserve Bank of India guidelines. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortized over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The unrealized gain or loss across all performing available-for-sale investments (adjusted for effect of taxes, if any) is recognized in “available-for-sale reserves”.

Securities that do not qualify for inclusion in held-to-maturity or available-for-sale are classified under fair value through profit and loss account securities. There is a separate sub-category called held-for-trading within fair value through profit and loss account. The held-for-trading investments primarily include listed equity investments (except for equity investments designated as available-for-sale investments) and debt securities acquired with an intent to sale. Investments classified as fair value through profit and loss account are fair valued periodically as per the Reserve Bank of India guidelines. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired which pass the solely payments of principal and interest criterion is amortized over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The unrealized gain or loss across all performing fair value through profit and loss account investments is aggregated across all categories and net appreciation/depreciation is recognized in profit and loss account.

All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortized over the remaining period to maturity on a constant yield basis and straight-line basis respectively. The Bank assesses investments in subsidiaries, joint ventures and associate for any other temporary diminution in value and appropriate provisions are made.

Costs, including brokerage and commission fees pertaining to trading book investments paid at the time of acquisition and broken period interest, the amount of interest from the previous interest payment date until the date of purchase of instruments, on debt instruments, are charged to the profit and loss account.

For the purposes of initial recognition and subsequent measurement, investments are fair valued based on the Reserve Bank of India guidelines. Securities are valued scrip-wise.

Quoted investments are valued periodically based on the closing quotes on recognized stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association/Financial Benchmark India Private Limited.

The Bank computes the market/fair value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and fair value through profit and loss account categories in accordance with rates published by the Financial Benchmark India Private Limited. For unquoted corporate bonds, the Bank computes the market value in accordance with the security-level valuations published by the Fixed Income Monetary Market and Derivatives Association.

The Bank computes the market value of unquoted non-government fixed income securities, including pass through certificates, wherever they are linked to the yield-to-maturity rates, with a mark-up, reflecting associated credit risk, over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association. The sovereign foreign securities and non-rupee India-linked bonds are valued on the basis of prices published by the sovereign regulator or on counterparty quotes.

Treasury bills, commercial papers and certificate of deposits, being discounted instruments, are valued at carrying cost.

The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund.

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available or is older than 18 months, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

Investments in units of venture capital funds/AIFs are recognized under fair value through profit and loss account category and are valued at the net asset value declared by the venture capital fund/AIFs. If the latest net asset values are not available continuously for more than 18 months, the units of venture capital funds/AIFs are valued at Re. 1, in accordance with the Reserve Bank of India’s guidelines.

The units of Infrastructure Investment Trust are valued as per the quoted price available on the exchange.

The Bank values the securities receipts at the net asset value provided by asset reconstruction companies. The Bank makes additional provisions on the security receipts based on the remaining period of the resolution period. Security receipts which are outstanding and not redeemed as of the resolution period are treated as loss assets and are fully provided for. Provision on the fully provided security receipts including receipts guaranteed by the Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

Impairment of non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India.

Gains/losses on sale of investments, except available-for-sale equity investments, are recognized in the profit and loss account. Costs of investments are computed based on the first-in-first-out method. The realized gains or losses on available-for-sale equity investments are recognized in available-for-sale reserve. Further, the profit from sales of held-to-maturity investments, investments in subsidiaries, joint ventures and associates and available-for-sale equity investments, net of taxes and transfers to the statutory reserve, is appropriated to “Capital Reserve” in accordance with the Reserve Bank of India’s guidelines.

The Bank undertakes short sale transactions in dated central government securities in accordance with the Reserve Bank of India’s guidelines. The short positions are categorized under the held-for-trading category and are marked-to-market. The mark-to-market gain/loss is charged to profit and loss account as per the Reserve Bank of India’s guidelines.

The Bank accounts for repurchase, reverse repurchase and transactions with Reserve Bank of India under the liquidity adjustment facility/marginal standing facility as borrowing and lending transactions in accordance with the Reserve Bank of India’s guidelines.

The valuation methodologies for investments involve uncertainties and are significantly affected by assumptions used and judgments made regarding the risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values.

Loans and Other Credit Facilities

Loans and advances are classified into performing and non-performing loans as per Reserve Bank of India guidelines. Under the Reserve Bank of India’s guidelines, an asset is generally classified as non-performing if: in respect of term loans, any amount of interest or principal remains overdue for more than 90 days; in respect of overdraft or cash credit, if the account remains out of order for a period of 90 days; and, in respect of bills, if the account remains overdue for more than 90 days. Loans held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the respective host country. Non-performing loans and advances are classified as standard, substandard, doubtful and loss assets based on number of days overdue. Interest on non-performing loans is not recognized in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower that the Bank would not otherwise consider. The moratorium granted to the borrowers based on Reserve Bank of India guidelines is not accounted for as a restructuring of loan. Certain specified guidelines by the Reserve Bank of India requires the asset classification to be maintained as “standard”. Therefore, the borrowers, where a resolution plan was implemented under these guidelines are classified as standard restructured.

Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provisions on certain performing loans as per the direction of the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are fully provided for. For impaired loans held in overseas branches that are performing as per Reserve Bank of India guidelines, provisions are made as per the host country regulations. For loans held in overseas branches that are non-performing loans as per the Reserve Bank of India guidelines and as per host country regulations, provisions are made at the higher of the provisions required as required by internal provisioning norms and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per Reserve Bank of India guidelines. The Bank holds specific provisions for non-performing loans that are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India, the entire amount is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per Reserve Bank of India guidelines.

The Bank makes provision on restructured loans subject to minimum requirements as per Reserve Bank of India guidelines. Provisions due to diminution in the fair value of restructured/rescheduled loans and advances are made in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard, as per the extant Reserve Bank of India guidelines or host country regulations, as applicable.

As per Reserve Bank of India guidelines, the non-performing loans are written-off in accordance with the Bank’s policy. Amounts recovered against bad debts written-off are recognized in the profit and loss account.

The Bank also creates general provisions on performing loans based on the guidelines issued by the Reserve Bank of India, including provisions on loans to borrowers having unhedged foreign currency exposure, loans to specific borrowers in specific stressed sectors, exposure to step-down subsidiaries of Indian companies and incremental exposures to borrowers identified as per Reserve Bank of India’s large exposure framework. For performing loans in overseas branches, the general provisions are made at the greater of the aggregate provision required as per host country regulations and the Reserve Bank of India’s requirement.

Additionally, the Bank creates provisions on individual country exposures including indirect country risk, other than for home-country exposure. The countries are categorized into seven risk categories: insignificant, low, moderately low, moderate, moderately high, high and very high and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is estimated at 50% of the exposure. If the Bank’s net funded exposure in respect of a country is less than 1% of its total assets, no provision is required for such country exposure.

The Bank makes additional provisions from the date of default as per the Reserve Bank of India’s guidelines for cases where viable resolution plans have not been implemented within the timelines prescribed by the Reserve Bank of India. These additional provisions are written-back upon satisfaction of the conditions for reversal, as per Reserve Bank of India guidelines.

The Bank, on a prudent basis, also makes a contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

The Bank has a Board-approved policy for making floating provisions, which are in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and the Reserve Bank of India, for contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature, and for making specific provisions for impaired loans required by Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision is netted-off from loans.

The provisions on loans involve uncertainties and are significantly affected by the assumptions used and judgments made for provisions on non-performing loans, on performing loans and other credit exposures. Changes in assumptions could significantly affect these estimates and the resulting provisions.

ICICI Prudential Life Insurance Company Limited

Premiums for non-linked policies are recognized as income (net of goods and service tax) when due from policyholders. For unit-linked business, premiums are recognized as income when the associated units are created. Premiums on lapsed policies are recognized as income when such policies are reinstated.

Reinsurance premiums ceded is accounted in accordance with the terms and conditions of the relevant contracts with the reinsurer. Premiums ceded on reinsurance are net of profit commissions on reinsurance ceded.

Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation and, for unit-linked policies, are accounted in the respective schemes when the associated units are cancelled. Reinsurance claims are accounted for in the period in which the claim is intimated and are netted off against benefits paid.

Income from unit-linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the unit-linked funds in accordance with terms and conditions of policies issued and are recognized when due.

Acquisition costs are costs that vary with, and are primarily related to, acquisition of new and renewal insurance contracts and have an obligatory relationship of costs incurred to execution of insurance contracts. These costs are expensed in the period in which they are incurred. Clawback of commissions paid in the future, if any, is accounted in the year in which it becomes recoverable.

The actuarial liabilities, for all in-force policies, and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the IRDAI, and relevant Guidance notes and Actuarial Practice Standards of the Institute of Actuaries of India. The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the net asset value prevailing at the valuation date.

The actuarial liability in respect of both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, persistency, expense, inflation, and, in the case of participating policies, future bonuses, together with allowances for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation including allowances for possible adverse deviations.

The Funds for Future Appropriations represents the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date.

Investments are made and accounted for in accordance with the Insurance Act, 1938, applicable regulations and master circulars, the Investment Policy of the Company and various other circulars/notifications issued by the IRDAI in this context from time to time. ‘Guidance Note on Accounting for Derivatives Contracts’ issued by the Institute of Chartered Accountants of India and IRDAI Investment Master Circular as amended from time to time.

Unclaimed amounts of policyholders’ liability are determined on the basis of net asset value of the units outstanding as at the valuation date. Income on unclaimed amount of policyholders is accreted to the unclaimed fund and is accounted for on an accrual basis, net of fund management charges.

Borrowing costs are charged to the standalone profit and loss account in the period in which these are incurred.

Provisions for income tax are made in accordance with the provisions of Section 44 of the Income Tax Act, 1961, read with Rules contained in the First Schedule and other relevant provisions of the Income Tax Act, 1961, as applicable, to a company carrying on in the life insurance business. Income tax expense comprises current taxes (i.e. the amount of tax for the year as determined in accordance with the Income Tax Act, 1961) and deferred tax charges or credits (reflecting the tax effects of timing differences between accounting income and taxable income for the year).

Fair Value Measurements

We determine the fair values of our financial instruments in U.S. GAAP based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

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

A substantial part of the derivatives portfolio is valued using market observable inputs like swap rates, foreign exchange rates, volatilities and forward rates. The valuation of derivatives is carried out primarily using the market quoted swap rates and foreign exchange rates. Certain structured derivatives are valued based on counterparty quotes. The exposure regarding derivatives transactions is computed and is marked against the credit limits approved for the respective counterparties.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 180.0 billion at year-end fiscal 2025. Out of the total Level 3 investments, investments amounting to Rs. 178.8 billion were India-linked and investments amounting to Rs. 1.2 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 163.4 billion, corporate bonds of Rs. 4.9 billion, equity shares of Rs. 9.4 billion and other securities of Rs. 1.0 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 1.2 billion at year-end fiscal 2025 and equity shares of Rs. 0.1 billion at year-end fiscal 2025.

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

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 4.9 billion were valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 1.2 billion determined using an internal model.

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

Convergence of Indian Accounting Standards with International Financial Reporting Standards

In 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (“Ind AS”), converged with International Financial Reporting Standards, for scheduled commercial banks, insurance companies and non-banking financial companies. However, currently the implementation of Ind AS for banks and insurance companies has been deferred until further notice pending the consideration of some recommended legislative amendments by the Government of India. We are in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable to the Indian banks. Further, there may be regulatory guidelines and clarifications in some critical areas of Ind AS application, which we will need to suitably incorporate in our implementation project as and when those are issued.

Financial statements prepared under Ind AS may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, consolidation accounting and deferred taxes.

Separately, during fiscal 2024, Reserve Bank of India, issued a master direction on “prudential norms on classification, valuation and operations of investment portfolio of commercial banks”, which is broadly based on the principles of the International Financial Reporting Standard 9, the Bank has implemented this master direction as of April 2024. Further, during fiscal 2023, Reserve Bank of India, through its discussion paper on “Introduction of Expected Credit Loss framework for provisioning by banks” proposed to adopt an expected credit loss framework based on the approach used in International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, and amortization of premium or discount on purchase of financial assets.

Management

Directors and Executive Officers

Our Board of Directors (the “Board”) is responsible for the management of our business. Our organizational documents provide for a minimum of three and a maximum of 15 directors, excluding the Government Director and the Debenture Director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 2013 change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by shareholders in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act, 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act, 1949 requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accountancy, agriculture and rural economy, co-operation, economics, finance, law, small scale industry, information technology, payment and settlement systems, human resources, risk management and business management. All our directors possess special knowledge in more than one area specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the Government Director and the Debenture Director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, which were also placed before the Board at its meeting held on April 19, 2025. The Companies Act, 2013 excludes the Government Director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India to be considered while appointing persons as directors of banking companies. Our directors (other than the Government Director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from all the existing directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria and can continue on the Board. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the Debenture Director. The Debenture Director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a Debenture Director on our Board of Directors.

Of our 12 directors as at June 30, 2025, four directors are in our whole-time employment (the Managing Director & CEO, and three Executive Directors) and the remaining eight directors are independent directors.

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

Mr. Girish Chandra Chaturvedi retired as the independent Director and Non-Executive Part-time Chairman on close of business hours of June 30, 2024.

Mr. Pradeep Kumar Sinha was appointed as an Independent Director for a period of five years from February 17, 2024. Effective July 1, 2024, he was appointed as Non-executive Part-time Chairman. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

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

Mr. Sandeep Batra was appointed as a wholetime director (designated as an Executive Director) effective December 23, 2020 till December 22, 2023. He was re-appointed as wholetime director (designated as an Executive Director) for a further period of two years with effect from December 23, 2023 to December 22, 2025. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place. The Board of Directors of the Bank at its meeting held on January 25, 2025, approved the re-appointment of Mr. Sandeep Batra for a period of two years with effect from December 23, 2025 to December 22, 2027, subject to approval of the Reserve Bank of India and shareholders of the Bank. Approval from Reserve Bank of India is in place. Approval of shareholders is being sought in the Annual General Meeting scheduled on August 30, 2025.

Mr. Rakesh Jha was appointed as a wholetime director (designated as an Executive Director) for a period of three years effective September 2, 2022. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place. The Board of Directors of the Bank at its meeting held on January 25, 2025, approved proposal for seeking approval from Reserve Bank of India for re-appointment of Mr. Rakesh Jha from September 2, 2025 till September 1, 2027. Approval from Reserve Bank of India is in place.

Mr. Ajay Kumar Gupta was appointed as a wholetime director (designated as an Executive Director) effective March 15, 2024 till November 26, 2026. Requisite approvals from Reserve Bank of India and shareholders for such appointment are in place.

The Board of Directors of the Bank at its meeting held on June 29, 2024 and shareholders at the Annual General Meeting held on August 29, 2024 approved the appointment of Mr. Rohit Bhasin as an Independent Director for a period of 5 years, with effect from July 26, 2024.

Mr. Uday Chitale and Mr. Hari L. Mundra retired as Independent Director of the Bank on October 19, 2024 and October 25, 2024, respectively, pursuant the completion of their second terms of office as Independent Directors.

The Board of Directors of the Bank at its meeting held on June 29, 2024 and the shareholders through postal ballot on November 29, 2024, approved the appointment of Mr. Punit Sood, as an Independent Director for a period of 5 years, with effect from October 1, 2024.

Our Board had the following members at June 30, 2025:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2025
Mr. Pradeep Kumar Sinha Non-Executive Independent Director Profession: Government Servant (Retired)	69	February 17, 2024 (appointed as part-time Chairman effective July 1, 2024)	Director • Carbon U Turn Technology Private Limited • Glenmark Pharmaceuticals Limited
Ms. Neelam Dhawan Non-Executive Independent Director Profession: Advisor	65	January 12, 2018

Chairperson

• Capillary Technologies India Limited

• Ather Energy Limited

Director

• Capita PLC

• Fractal Analytics Limited

• Nudge Lifeskills Foundation

• Hindustan Unilever Limited

• Tech Mahindra Limited

Mr. Subramanian Madhavan Non-Executive Independent Director Profession: Advisor	68	April 14, 2019

Chairperson

• Procter & Gamble Health Limited

Director

• CBIX Technology Solutions Private Limited

• Shopkhoj Content Private Limited

• Lifestyle International Private Limited

• Sterlite Technologies Limited

• Eicher Motors Limited

• Welspun Enterprises Limited

• Anthem Biosciences Limited

Mr. Radhakrishnan Nair Non-Executive Independent Director Profession: Advisor	70	May 2, 2018

Director

• Axis Mutual Fund Trustee Limited

• ICICI Securities Primary Dealership Limited

• ICICI Prudential Life Insurance Company Limited

• Geojit Financial Services Limited

• Geojit Credits Private Limited

• Alpha Alternatives Fund - Infra Advisors Private Limited

• Bilwa Global Asset Management Private Limited

• HBITS Investment Management Private Limited

Independent Member

• Kerala Infrastructure Investment Fund Board

Mr. Balasubramanyam Sriram Non-Executive Independent Director Profession: Advisor	66	January 14, 2019

Director

• TVS Credit Services Limited

• Nippon Life India Asset Management Limited

• IndiaIdeas Com Limited

• TVS Supply Chain Solutions Limited

• National Bank for Financing Infrastructure and Development (NaBFID)

• TVS Motor Company Limited

• Home Credit India Finance Private Limited

Ms. Vibha Paul Rishi Non-Executive Independent Director Profession: Company Director	65	January 23, 2022	Director • ICICI Prudential Life Insurance Company Limited • Pratham Education Foundation • Piramal Pharma Limited

Mr. Rohit Bhasin Non-Executive Independent Director Profession: Company Director	65	July 26, 2024

Chairperson

• Indira IVF Hospital Limited

Director

• Star Health and Allied Insurance Company Limited

• Dr Lal PathLabs Limited

• Yatra Online Limited

• Select Synergies and Services Private Limited

• BlueStone Jewellary and Lifestyle Limited

• Yatra for Business Private Limited

• TSI Yatra Private Limited

Mr. Punit Sood Non-Executive Independent Director Profession: Company Director	60	October 1, 2024	Director • National Payment Corporation of India
Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	65	October 15, 2018	None
Mr. Sandeep Batra Executive Director Profession: Company Executive	59	December 23, 2020

Chairperson

• ICICI Prudential Life Insurance Company Limited

• ICICI Venture Funds Management Company Limited

• ICICI Prudential Asset Management Company Limited

Director

• ICICI Lombard General Insurance Company Limited

Mr. Rakesh Jha Executive Director Profession: Company Executive	53	September 2, 2022	Chairperson • ICICI Home Finance Company Limited • ICICI Lombard General Insurance Company Limited • ICICI Securities Limited Director • ICICI Venture Funds Management Company Limited
Mr. Ajay Kumar Gupta Executive Director Profession: Company Executive	58	March 15, 2024	Chairperson • I-Process Services (India) Limited Director • ICICI Securities Limited

Our executive officers as at March 31, 2025, who received executive remuneration in fiscal 2025, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2025 (in Rupees)	Bonus Paid in Fiscal 2025 (in Rupees) (1)	Stock Options Granted during Fiscal 2025	Total Stock Options Outstanding at March 31, 2025(2)	Shareholding at March 31, 2025(3)
Mr. Sandeep Bakhshi	65	Managing Director and CEO	42	71,245,627	33,279,625	254,100	6,289,200	181,744
Mr. Sandeep Batra	59	Executive Director	37	62,273,681	29,012,031	196,000	3,571,160	485,340
Mr. Rakesh Jha	53	Executive Director	29	62,910,878	26,714,074	196,000	3,867,975	90,275
Mr. Ajay Kumar Gupta	58	Executive Director	33	64,227,262	15,471,609	141,490	1,257,200	449,568
Mr. Anindya Banerjee	49	Group Chief Financial Officer	27	31,666,155	13,701,479	101,800	1,611,370	256,030

__________________

(1)	Bonus amounts earned for fiscal 2024 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above amounts include payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2024. The balance amount shall be equally deferred over a period of three years. The above amount also include the deferred portion of the bonus amount approved in earlier years that was paid during fiscal 2025.

(2)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(3)	Executive officers and directors (including non-executive directors) as a group held 0.02% of the Bank’s equity shares at March 31, 2025.

The profile of our non-executive directors as at June 30, 2025 was as follows:

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

Ms. Neelam Dhawan is an economics graduate from St. Stephen’s College, Delhi University and has a master in business administration degree from the Faculty of Management Studies, Delhi University. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across Hindustan Computers Limited, IBM, Microsoft and Hewlett Packard Enterprise. She has been Managing Director and leader of the country businesses for 11 years for Microsoft and later Hewlett Packard Enterprise in India. Her last executive assignment was in Hewlett Packard Enterprise that of as Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan.

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

Ms. Vibha Paul Rishi is an economics graduate from Lady Shri Ram College, Delhi University and also has a master’s in business administration with a specialization in marketing from the Faculty of Management Studies, University of Delhi. She has worked at senior positions in branding, strategy, innovation and human capital around the world. She started her career with the Tata Group and was part of the core team for launching Titan watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, U.S. and U.K. She was one of the founding team members of PepsiCo when it started operations in India. Ms. Rishi serves on the boards and board committees of several reputed companies.

Mr. Rohit Bhasin is a chartered accountant with over 20 years of experience in PricewaterhouseCoopers, where he was a member of its India leadership team and partner oversight committee. He also worked with Standard Chartered Bank in India for nearly a decade. He has been an independent director and audit committee chairperson of several listed Indian companies.

Mr. Punit Sood has a bachelor’s degree in electronics and communications from the Indian Institute of Technology, Roorkee and is a postgraduate in management and information systems from the Indian Institute of Management, Ahmedabad. He has over 35 years of experience in banking and information technology. He was Managing Director of NatWest Digital Services India Private Limited. He has also been Managing Director and Chief Information Officer at JP Morgan Services India, and Chief Executive Officer and Managing Director at Citi Technology Services India.

The profile of our executive officers as at June 30, 2025 was as follows:

Mr. Sandeep Bakhshi is an engineer and has a master’s degree in business administration. Mr. Sandeep Bakhshi joined ICICI in the year 1986. Over the years he has worked in various assignments at ICICI Limited, ICICI Lombard General Insurance Company Limited, ICICI Bank and ICICI Prudential Life Insurance Company Limited. He joined ICICI Bank on June 19, 2018 as Chief Operating Officer (Designate) and was appointed as Managing Director and Chief Executive Officer of ICICI Bank effective October 15, 2018.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined as Chief Financial Officer of ICICI Prudential Life Insurance Company Limited in the year 2000 and subsequently has held positions as Group Compliance Officer of ICICI Bank, Executive Director of ICICI Prudential Life Insurance Company Limited and President at ICICI Bank. He was appointed as Executive Director of ICICI Bank effective December 23, 2020 and is currently responsible for the Corporate Centre from July 2018. He is the Chairperson of ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Venture. He also serves on the Board of ICICI Lombard General Insurance Company Limited.

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role. He was appointed as an Executive Director on the Board of ICICI Bank with effect from September 2, 2022. He is responsible for the retail, small enterprises and corporate banking businesses of the Bank. He is the Chairperson of ICICI Lombard General Insurance Company Limited, ICICI Home Finance Company Limited and ICICI Securities Limited. He also serves on the Board of ICICI Venture.

Mr. Ajay Kumar Gupta is a chartered accountant. He joined ICICI Group in November 1991 and has worked across corporate banking, project finance, SME, debt service management, credit & policy and operations. He is responsible for credit policy formulation and credit underwriting for retail and business banking, operations, technology and data sciences and analytics function of the Bank. He is the Chairperson of I-Process Services (India) Limited. He also serves on the Board of ICICI Securities Limited.

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

Audit Committee

On the date of filing of this annual report, the Audit Committee is comprised of three independent directors: Mr. Subramanian Madhavan, Mr. Rohit Bhasin and Mr. Punit Sood. Mr. Subramanian Madhavan is the Chairman of the Committee. Mr. Subramanian Madhavan, Mr. Rohit Bhasin and Mr. Punit Sood qualify as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion and analysis, recommendation of appointment, terms of appointment, remuneration and removal of statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Mechanism, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e. the whole-time Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Board Governance, Remuneration & Nomination Committee

On the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee is comprised of four independent directors: Ms. Neelam Dhawan, Mr. Balasubramanyam Sriram, Mr. Pradeep Kumar Sinha and Mr. Punit Sood. Ms. Neelam Dhawan is the Chairperson of the Committee.

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

Corporate Social Responsibility Committee

On the date of filing this annual report, the Corporate Social Responsibility Committee is comprised of five directors: Mr. Pradeep Kumar Sinha, Mr. Radhakrishnan Nair, Ms. Vibha Paul Rishi, Mr. Rohit Bhasin and Mr. Rakesh Jha. Mr. Pradeep Kumar Sinha, an independent director and non-executive part-time Chairman of the Bank is the Chairman of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a corporate social responsibility policy indicating the activities to be undertaken by the Bank and recommendation of the amount of the expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, 2013 (“the Act”), for initiatives to be undertaken by the Bank, reviewing and recommending the annual corporate social responsibility plan to the Board with details of corporate social responsibility initiatives and projects and schedule of implementation, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of ICICI Group, monitoring the corporate social responsibility activities, implementation and compliance with the corporate social responsibility policy, reviewing the submissions to be made to the Board with respect to implementation of the annual corporate social responsibility action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent corporate social responsibility amount, if any, in subsequent periods as prescribed in the Act and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

On the date of filing of this annual report, the Credit Committee is comprised of four directors: Mr. Sandeep Bakhshi, Mr. Balasubramanyam Sriram, Mr. Radhakrishnan Nair and Mr. Rakesh Jha. Mr. Sandeep Bakhshi, Managing Director and CEO, is the Chairman of the Committee.

The functions of the Committee inter alia includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

On the date of filing of this annual report, the Customer Service Committee is comprised of four directors: Ms. Vibha Paul Rishi, Mr. Subramanian Madhavan, Mr. Sandeep Bakhshi and Mr. Rakesh Jha. Ms. Vibha Paul Rishi, an independent director, is the Chairperson of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

On the date of filing of this annual report, the Fraud Monitoring Committee is comprised of four directors: Mr. Radhakrishnan Nair, Ms. Neelam Dhawan, Ms. Vibha Paul Rishi, and Mr. Rakesh Jha. Mr. Radhakrishnan Nair, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 30.0 million and above with the objective of identifying the systemic lacunae and suggest mitigating measures for strengthening the internal controls, risk management framework, if any. The functions of this Committee include identifying the reasons for delay in detection of fraud, if any in reporting to top management of the Bank and Reserve Bank of India. The status of filing of complaint with law enforcement agencies and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any delay. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds.

Information Technology Strategy Committee

On the date of filing of this annual report, the Information Technology Strategy Committee is comprised of five directors: Mr. Balasubramanyam Sriram, Ms. Neelam Dhawan, Mr. Punit Sood, Mr. Sandeep Batra and Mr. Ajay Kumar Gupta. Mr. Balasubramanyam Sriram, an independent director, is the Chairman of the Committee.

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

Risk Committee

On the date of filing of this annual report, the Risk Committee is comprised of four directors: Mr. Rohit Bhasin, Mr. Subramanian Madhavan, Mr. Pradeep Kumar Sinha and Mr. Sandeep Batra. Mr. Rohit Bhasin, an independent director, is the Chairman of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, model risk management, reputation risks, business continuity plan and disaster recovery plan and approve broker empanelment policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, review of the Enterprise Risk Management framework, risk appetite for the Bank, stress testing framework, internal capital adequacy assessment process and framework for capital allocation; review of the Basel framework, risk dashboard covering various risks, outsourcing activities, the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out Cyber Security risk assessment, reviews the framework for early warning signal and red flagging of accounts along with reviewing model risk management. The appointment, removal and terms of remuneration of the Chief Risk Officer is subject to review by the Committee. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Stakeholders Relationship Committee

On the date of filing of this annual report, the Stakeholders’ Relationship Committee is comprised of three directors: Ms. Vibha Paul Rishi, Mr. Sandeep Batra and Mr. Ajay Gupta. Ms. Vibha Paul Rishi, an independent director, is the Chairperson of the Committee.

The functions of the Committee include approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Review Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of willful defaulters

The Managing Director and CEO is the Chairman of this Committee and any two independent directors comprise the remaining members.

The function of the Committee is to review the order of Identification Committee, a Committee for identification of willful defaulters/non co-operative borrowers, and confirm the same for the order to be considered final.

All of the above committees keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers. All directors and members of the senior management have confirmed compliance with Group Code of Business Conduct and Ethics for fiscal 2025.

Code on Prohibition of Insider Trading

We have adopted a Code on Prohibition of Insider Trading inter-alia to regulate and monitor trading (i.e. buying, selling, dealing etc.) in our securities as well as other listed company securities by designated persons including directors and senior management. A copy of our Code on Prohibition of Insider Trading has been filed as an exhibit to this annual report.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements of ICICI Group, and financial statements of subsidiaries for fiscal 2024 and fiscal 2025 and the fees for other professional services offered to ICICI Group billed in fiscal 2024 and fiscal 2025 are as follows:

	Year ended March 31,
	2024		2025		2025
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	188	Rs.	249	US$	2,915
Audit-related services		..		..		..
Opinion on non-statutory accounts		..		..		..
Others		10		8		94
Sub-total		198		257		3,009
Non-audit services
Tax compliance		1		1		12
Other services		..		..		..
Sub-total		1		1		12
Total	Rs.	199	Rs.	258	US$	3,021

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2025 and fees for other professional services billed in fiscal 2025. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 12 as at June 30, 2025) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act, 2013 as amended from time to time and Regulation 16 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. All independent directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed before Bank’s Board of Directors at its meeting held on April 19, 2025. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, 2013, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

Independent directors are required to meet at least once in a financial year without the non-independent directors and members of the management. At such meetings, the independent directors are required to review the performance of the Chairman of the Board taking into account the views of executive and non-executive directors, non-independent directors, Board Committees, and the Board as a whole. The independent directors also assess the quality, quantity and timeliness of flow of information between the Bank’s management and the Board that is necessary for the Board to effectively and reasonably perform its duties. The independent directors met on April 19, 2025, to carry out these reviews. Prior to this, the independent directors had met on April 27, 2024, separately to carry out similar reviews.

Board Governance, Remuneration & Nomination Committee and Audit Committee

All members of our Board Governance, Remuneration & Nomination Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). The constitution and main functions of these committees as approved by our Board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the Board of Directors. While as a foreign private issuer, we are not required to adopt such guidelines, under our home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2025. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act at year-end fiscal 2025.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls could be further strengthened. The Audit Committee monitors the resolution of any identified significant process and control improvement opportunities to a satisfactory conclusion. In the areas of IT and cyber risk, IT Strategy Committee also exercises oversight. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby business and financial officers throughout the Bank certify to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by U.S Securities and Exchange Commission and applicable GAAP.

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

Management assessed the effectiveness of our internal control over financial reporting at year-end fiscal 2025 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2025. Effectiveness of our internal control over financial reporting at year-end fiscal 2025 has been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm, as stated in their attestation report, which is included herein.

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

In line with the Reserve Bank of India guidelines including Reserve Bank of India circular dated February 9, 2024, payment of fixed remuneration of Rs. 3,000,000 per annum was approved by shareholders for each non-executive Director of the Bank (other than part-time Chairman and the Government Nominee Director). The Reserve Bank of India and the shareholders have also approved a remuneration of Rs. 5,000,000 per annum for the non-executive chairman. In addition, we reimburse our directors for expenses incurred in connection with attending Board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board may fix the salary and supplementary allowance payable to the wholetime directors which is also subject to shareholders approval. We are required to obtain specific approval of the Reserve Bank of India and other necessary approvals for the actual monthly salary, supplementary allowance, annual performance bonus and employee stock options paid each year to our wholetime directors.

In addition to the basic salary and supplementary allowance, our wholetime directors are entitled to certain perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone /IT assets at residence or reimbursement of expenses in lieu thereof, payment of income tax on perquisites by the Bank to the extent permissible under the Income Tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime directors are also eligible for housing loans. The stock options vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant. The options so vested are to be exercised within 5 years from the date of vesting.

There are no service contracts with our wholetime directors providing for benefits upon termination of their employment.

The total compensation paid by the Bank to its directors and wholetime officers during fiscal 2025 was Rs. 410.5 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and wholetime directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2025 was Rs. 28.1 billion.

Employee Stock Option Scheme

ICICI Bank has an Employees Stock Option Scheme - 2000 (the “Scheme 2000”) which was instituted in fiscal 2000 to enable the employees and Wholetime Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by the Board Governance, Remuneration & Nomination Committee and noted/approved by the Board as the case may be. Pursuant to the Scheme 2000, as amended from time to time, up to 10.0% of the aggregate issued equity shares of the Bank at the time of the grant of stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. At March 31, 2025, this 10.0% limit was equivalent to 712.19 million shares, of which the Bank has granted (net of lapsed) 639.49 million options under the Scheme 2000. Permanent employee or a director (excluding independent director) of the Bank or of a ICICI Bank’s subsidiary are eligible employees for grants of stock options. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

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

The following table sets forth certain information regarding the stock option grants made to employees under the Scheme 2000 on March 31, 2025. The Bank granted all of these options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the options granted by the Bank at March 31, 2025.

Particulars	ICICI Bank
Options granted (net of lapsed)	639,487,150
Options vested	634,064,559
Options exercised	469,620,223
Options forfeited/lapsed	114,054,824
Amount realized by exercise of options	Rs. 78,134,495,370
Total number of options in force	169,866,927
Weighted average exercise price of options in force	Rs. 484.94

In March 2025, 2,960,270 options were granted to eligible employees of ICICI Securities Limited (ICICI Securities) including its subsidiaries, pursuant to the Scheme of Arrangement amongst ICICI Bank, ICICI Securities and their respective shareholders for delisting of equity shares of ICICI Securities (the “Scheme of Arrangement”). The exercise price payable for the options granted by ICICI Bank has been adjusted after taking into account the effect of the swap ratio. Each option confers on the eligible employee a right to apply for one equity share of face value Rs. 2.00 each of ICICI Bank.

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an employees stock option scheme (the “I Pru Life Scheme”), which allows that the aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted to eligible employees issued pursuant to the I Pru Life Scheme or any other stock option scheme of the Company, shall not exceed a figure equivalent to 3.54% of the number of shares issued at March 31, 2016. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options.

The I Pru Life Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

ICICI Prudential Life Insurance Company had 24,255,595 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2025.

ICICI Lombard General Insurance Company has an employee stock option scheme (the “ICICI General Scheme”), which allows up to 8.98% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of the Company at the time of grant of options.

The ICICI General Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

ICICI Lombard General Insurance Company had 12,170,182 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2025.

Employees Stock Unit Scheme

ICICI Bank has an Employees Stock Unit Scheme – 2022 (the “Scheme 2022”), which was instituted in fiscal 2023.

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

The Scheme 2022 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 100,618,910 units (increased from 100,000,000 to 100,618,910 pursuant to the Scheme of Arrangement and in-principle approval received from the stock exchanges on April 1, 2025), shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the unit holder one fully paid-up equity share of face value of Rs. 2 of the Bank as adjusted for any changes in capital structure of the Bank against each unit exercised. Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years.

The Bank has up to March 31, 2025 granted 8.78 million units. As per the Scheme 2022, the maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Scheme 2022 by the shareholders.

Units granted under the Scheme 2022 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 13 months from the date of grant. The exercise period will not exceed five years from date of vesting of units or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant. The exercise price shall be the face value of equity shares of the Bank i.e. Rs. 2 for each unit.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

•	Risk Calibrated Core Operating profit;

•	Provision/asset quality;

•	Other parameters, if any, as the Committee may determine.

The following table sets forth certain information regarding the stock unit grants made to employees under the Scheme 2022 at March 31, 2025.

Particulars	ICICI Bank
Units granted (net of lapsed)		8,783,967
Units vested		1,315,706
Units exercised		751,672
Units forfeited/lapsed		600,123
Amount realized by exercise of units	Rs.	1,503,344
Total number of units in force		8,032,295
Weighted average exercise price of units in force		Rs. 2

Includes 618,910 units granted to eligible employees of ICICI Securities Limited including its subsidiaries at an exercise price of Rs. 2.00 in March 2025 pursuant to the Scheme of Arrangement. Each unit confers on the eligible employee a right to apply for one equity share of face value Rs. 2.00 each of ICICI Bank.

The Board of Directors of ICICI Prudential Life Insurance Company at its meeting held on June 10, 2023, approved the adoption of Employees Stock Unit Scheme - 2023 (the “ICICI Life Scheme 2023”), which was subsequently approved by the members at the annual general meeting held on July 28, 2023.

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

Units granted under the ICICI Life Scheme 2023 shall vest not later than the maximum vesting period of four years. In addition, vesting of units shall also be dependent on mandatory achievement of corporate performance condition(s). The exercise price shall be the face value of equity shares of the Company i.e. Rs. 10 for each unit.

ICICI Prudential Life Insurance Company had 1,700,770 units outstanding (net of forfeited or lapsed units) at year-end fiscal 2025.

The Board of Directors of ICICI Lombard General Insurance Company Limited at its meeting held on April 18, 2023, approved the adoption of Employees Stock Unit Scheme - 2023 (the “ICICI General Scheme 2023”), which was subsequently approved by the members at the annual general meeting held on July 06, 2023.

The ICICI General Scheme 2023 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 5,000,000 units shall be granted under the ICICI General Scheme 2023, which shall entitle the unit holder one fully paid-up equity share of face value of Rs. 10 of the company against each unit exercised and accordingly, up to 5,000,000 equity shares of face value of Rs. 10 each shall be allotted to all eligible employees taken together under the ICICI General Scheme 2023. The maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year.

Units granted under the ICICI General Scheme 2023 shall vest not later than the maximum vesting period of four years. In addition, the vesting of the units shall be based on one or more of relevant parameters as:

• Market Share;

• Combined Ratio; and

• Performance of the eligible employee

Such other conditions as the Board Nomination & Remuneration Committee may decide. Exercise price shall be the face value of equity shares of the company i.e. Rs. 10 for each unit.

ICICI Lombard General Insurance Company Limited had granted 603,624 units under employees stock unit scheme to its employees during fiscal 2025 and 579,491 employee stock units were outstanding (net of forfeited or lapsed options) at year-end fiscal 2025.

The Board of Directors of ICICI Securities Limited at the extra-ordinary general meeting held on December 8, 2017, approved the Employees Stock Option Scheme, 2017 (the “ESOS- 2017”), which was subsequently approved by the members at the annual general meeting held on August 30, 2018.

The Board of Directors of ICICI Securities Limited at its meeting held on July 21, 2022, approved the adoption of Employees Stock Unit Scheme - 2022 (the “I-Sec Scheme 2022”), which was subsequently approved by the members at the annual general meeting held on August 26, 2022.

Pursuant to delisting of shares of ICICI Securities Limited from the exchanges w.e.f. March 24, 2025, the outstanding stock units granted by ICICI Securities Limited to its eligible employees under the I-Sec Scheme 2022, automatically were cancelled as per scheme of arrangement between ICICI Bank and ICICI Securities Limited. Subsequent to approval of the Board Governance, Remuneration & Nomination Committee, the stock units have been granted by ICICI Bank to the eligible employees of ICICI Securities Limited under the ICICI Bank’s Scheme 2000 & Scheme 2022 on the basis of the swap ratio.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2025, outstanding loans to the Bank’s employees totaled Rs. 33.0 billion compared to Rs. 23.6 billion at year-end fiscal 2024. This amount included loans to certain executive directors amounting to Rs. 44 million at year-end fiscal 2025 compared to Rs. 61 million at year-end fiscal 2024, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2025 based on its audited financial statements was Rs. 20.3 billion compared to Rs. 18.1 billion at year-end fiscal 2024.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 6.6 billion at year-end fiscal 2025 compared to Rs. 6.1 billion at year-end fiscal 2024.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.25 % for fiscal 2025. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds.

Out of the 12% of employer contribution, 8.33% subject to a maximum of Rs. 1,250 contributed per employee to the Employee Pension Scheme with Employee Provident Fund Organization. Pursuant to Supreme Court judgement in November 2022, certain eligible employees are given an option to contribute the entire 8.33% to employee pension scheme with Employee Provident Fund Organization.

The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2025, based on their audited financial statements, amount to Rs. 1.5 billion and Rs. 65.2 billion respectively, as compared to Rs. 1.6 billion and Rs. 57.2 billion, respectively, at year-end fiscal 2024.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2025 was Rs.17.4 billion compared to Rs.17.3 billion at year-end fiscal 2024.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes up to 14% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 60% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 423.2 million for fiscal 2025 (fiscal 2024: Rs. 349.3 million) to National Pension Scheme for employees who opted for the scheme.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

Disclosure on Recovery of Erroneously Awarded Compensation

During or after the fiscal year of 2025, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the compensation recovery policy required by the listing standards adopted by the New York Stock Exchange.

Supervision and Regulation

The following description is a summary of certain sector-specific laws and regulations in India that are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below are not exhaustive and are only intended to provide general information.

The key legislation governing banking companies in India is the Banking Regulation Act, 1949. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013 and any other law currently in force. Other important laws which govern banking companies in India include the Reserve Bank of India Act, 1934, Foreign Exchange Management Act, 1999, Payment and Settlement System Act, 2007, Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, Negotiable Instrument Act, 1881 and Insolvency and Bankruptcy Code, 2016 as amended from time to time. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also governed by the provisions of the Companies Act, 2013, and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India additionally apply to such companies.

Reserve Bank of India Regulations

The Banking Regulation Act requires a company to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose, such as, but not limited to, the bank having adequate capital and earning prospects, the bank having the ability to pay its present and future depositors in full as their claims accrue and that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors. The Reserve Bank of India may cancel the license if the bank, at any point, fails to meet the required conditions or if the bank ceases to carry on banking operations in India.

ICICI Bank is regulated and supervised by the Reserve Bank of India because it is licensed as a banking company by the Reserve Bank of India. The Reserve Bank of India requires banking companies to furnish statements and information relating to its business. It has issued, among other things, guidelines for banking companies relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out an annual risk assessment of banks under its risk-based supervision exercise. The Reserve Bank of India has also set up a Board for Financial Supervision (“BFS”), under the chairmanship of the Governor of the Reserve Bank of India. The primary objective of BFS is to undertake consolidated supervision of the financial sector, comprised of Scheduled Commercial and Co-operative Banks, All India Financial Institutions (“AIFIs”), Local Area Banks, Small Finance Banks, Payments Banks, Credit Information Companies, Non-Banking Finance Companies and Primary Dealers.

Requirements Under the Banking Regulation Act

The Banking Regulation Act specifies the business activities in which a banking company may engage. Banks are prohibited from engaging in business activities other than the specified activities.

Statutory Reserve

In order to augment capital, a banking company shall transfer not less than 25.0% of the ‘net profit’ before appropriations to a statutory reserve fund.

Ownership and Voting Restrictions

The Government of India regulates foreign ownership in Indian banks. Foreign investors (including indirect foreign investors) may own up to 74.0% of the equity of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment of up to 49.0% in private sector banks does not require any specific approval, foreign investments greater than 49.0% and up to 74.0% require prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include certain aggregate foreign portfolio investments up to 49.0% or the relevant sectoral cap (whichever is lower) that do not result in the transfer of ownership or control from Indian residents to non-resident investors, and foreign investment through rights and bonus issues fulfilling certain conditions. Proposals requiring prior approval from the Government of India that involve a total foreign equity inflow of more than Rs. 50.0 billion also require approval of the Cabinet Committee on Economic Affairs.

In January 2023, the Reserve Bank of India issued Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies with regard to shareholding in banking companies. As per the guidelines, banks are required to have board-approved “fit and proper” criteria for major shareholders (defined as a shareholder or any relative or associate enterprise thereof, or person acting in concert therewith which holds 5.0% or more of the paid-up share capital or voting rights) and continuously monitor the fit and proper status of major shareholders, including changes in the Significant Beneficial Owner (“SBO”) as defined in the Companies Act, 2013 and regulations promulgated thereunder.

Voting rights are capped at 26.0% for a single shareholder. However, any acquisition of shareholding/voting rights which result in the aggregate holdings (as defined in Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023) to be 5.0% or more, will require the prior approval of the Reserve Bank of India. For the purpose of determining 5.0% shareholding/voting rights, the holdings of equity shares and ADS are required to be collectively considered. If aggregate holding of a major shareholder falls below 5.0%, Reserve Bank of India approval will again be needed to raise the holding again to 5.0% or above.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is responsible for supervising the Indian banking system under various provisions of the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934. The supervision framework has evolved over time and the Reserve Bank of India has been making changes consistent with BCBS’s “Core Principles for Effective Banking Supervision”. The existing supervisory framework has been modified towards establishing a risk-based supervision framework.

This framework is intended to make the supervisory process for banks more efficient and effective, with the Reserve Bank of India applying differentiated supervision to each bank based on its risk profile. A detailed qualitative and quantitative assessment of the bank’s risk is conducted by the supervisor on an ongoing basis and an Inspection and Risk Assessment Report (“IRAR”) is issued by the Reserve Bank of India. The Reserve Bank of India has designated a senior supervisory manager for any bank subject to this framework, who serves as the single point of contact for a designated bank.

We have been subject to supervision under this framework since 2013. The Reserve Bank of India also discusses our IRAR with our management team, including the Chairman of the Bank, the Chairman of the Audit Committee, and the Managing Director and CEO. The IRAR, along with the report on actions taken by us, has to be placed before our Board of Directors. Upon approval by our Board of Directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. See also “—Loan Loss Provisions and Non-Performing Assets—Asset Classification.”

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

We are required to obtain prior approval of the Reserve Bank of India before we appoint our Chairman, Managing Director and any other executive directors or fix their remuneration. The Reserve Bank of India has issued guidelines on “fit and proper” criteria for directors of banks. Our directors must satisfy the requirements of these guidelines.

The Reserve Bank of India has issued guidelines on the compensation of wholetime directors, CEOs, material risk takers, and control function staff of private sector and foreign banks operating in India. The Reserve Bank of India has also issued guidelines on the compensation of non-executive directors of private sector banks.

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

Assets to be Maintained in India

The Reserve Bank of India requires that the book value of assets located in India plus import-export bills drawn in India and certain securities approved by the Reserve Bank of India, regardless of location, constitute at least 75.0% of its demand and time liabilities in India.

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating floating charge on our undertaking or property.

Maintenance of Records

Banks are required to maintain books, records and registers. The Banking Regulation Act, 1949 requires banks to maintain books and records in a particular manner, and file them periodically with the Registrar of Companies. The Know Your Customer Guidelines promulgated by the Reserve Bank of India also provide for certain records to be updated at regular intervals. The Prevention of Money Laundering Act, 2002, requires banks to maintain records of a transaction for five years from the date of the transaction between a customer and the bank. The Know Your Customer records are required to be preserved for a period of five years from the date of cessation of the relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such Know Your Customer records be preserved for a period of eight years, and requires banks to maintain records of books, accounts, and other documents relating to stock and share registers for a period of eight years.

The Reserve Bank of India has advised system providers to ensure that data relating to payment systems operated by them are stored only in systems located in India. See also “—Information Technology and Cyber Security.”

Governance of Banks

As part of steps taken to strengthen risk management in banks, the Reserve Bank of India has issued guidelines which aim to separate the credit risk management function from the credit approval process and also bring uniformity in the approach followed by banks.

In 2021, the Reserve Bank of India issued instructions regarding the Chairman and meetings of the Board, composition of certain committees of the Board, age, tenure and remuneration of directors, and appointment of bank directors. The maximum age for non-executive directors, including the Chairman, is 75 years and the total tenure of a non-executive director on the board of a bank cannot exceed eight years.

In 2020, the Reserve Bank of India issued guidance stating that a bank must have an effective compliance culture, independent compliance function and a strong compliance risk management programme as part of a robust compliance system. The guidance requires banks to have a compliance policy explaining its compliance philosophy, expectations on compliance culture, role of Chief Compliance Officer (“CCO”), and processes for managing and reporting on compliance risk throughout the bank which must be review and approved by the bank’s board at least once per year. Banks are required to develop and maintain a quality assurance and improvement program covering all aspects of the compliance function and such programs are subject to an independent external review periodically (at least once every three years). The selection of the candidate for the post of the CCO shall be done on the basis of a well-defined selection process and recommendations made by the senior executive-level selection committee constituted by the Board for this purpose. The CCO shall be appointed for a minimum fixed tenure of not less than three years.

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

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer a statutory minimum of 20.0% of its disclosed yearly profit to a reserve account before declaring a dividend, and Reserve Bank of India guidelines require a total write off of at least 25.0%. Banks have to comply with prudential requirements to be eligible to declare dividends.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India’s Basel III guidelines prescribe a minimum common equity Tier 1 risk-weighted capital ratio of 5.5%, a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines also require banks to maintain an additional common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements.

We were designated a domestic systemically important bank by the Reserve Bank of India in 2015 and have continued to be categorized as a systemically important bank in India in subsequent years. The additional common equity Tier 1 capital ratio requirement for us, because of our designation as a domestic systemically important bank, is 0.20% of risk-weighted assets.

The Reserve Bank of India requires maintenance of a minimum leverage ratio of 4.0% for domestic systemically important banks.

See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses” and “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.”

With respect to computation of risk-weighted assets for capital adequacy purposes, we follow the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk.

Under Pillar 2 of Basel III as implemented by the Reserve Bank of India, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines advising banks to put in place appropriate stress testing policies and frameworks, including sensitivity and scenario tests, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process.

Prompt Corrective Action by the Reserve Bank of India

The Prompt Corrective Action (“PCA”) framework subjects banks that do not meet certain financial metrics are put under watch by the Reserve Bank of India as well as subject to restrictions on operations and business. Under the PCA framework, a bank may be placed under watch at any point in time it is found to breach any of the financial or operational parameters. In 2021, the Reserve Bank of India reviewed and revised the PCA framework. The key criteria for invocation of the PCA include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0% or (iii) a leverage ratio of below 4.0%.

Legal Reserve Requirements

Cash Reserve Ratio

The Reserve Bank of India requires a bank to maintain a specified percentage of its net demand and time liabilities, excluding interbank deposits, by way of cash reserves with itself and by way of balance in a current account with the Reserve Bank of India. In December 2024, the Reserve Bank of India reduced the cash reserve ratio of all banks by 50 basis points from 4.50% to 4.00% of net demand and time liabilities. Further, the Reserve Bank of India reduced the cash reserve ratio by an additional 100 basis points to 3.0% of net demand and time liabilities through four equal cash reserve ratio decreases of 25 basis points each, effective from the reporting fortnight beginning September 6, 2025.

Statutory Liquidity Ratio

The Reserve Bank of India requires a bank to maintain a specified percentage of its net demand and time liabilities in liquid assets like cash, gold or approved unencumbered securities. This is referred to as the Statutory Liquidity Ratio. Investments in sovereign gold bonds may be included in the calculation of statutory liquidity ratio. Currently, the statutory liquidity ratio is 18.0%.

Liquidity Coverage Ratio

Under Basel III as implemented by the Reserve Bank of India, banks in India are required to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high-quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions, currently set at 100%. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high-quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days.

Net Stable Funding Ratio

Under Basel III as implemented by the Reserve Bank of India, the Net Stable Funding Ratio (“NSFR”) requires banks to fund their activities with more stable sources on an ongoing basis. The NSFR is defined as the amount of available stable funding relative to the amount of required stable funding. Banks are required to maintain a ratio of at least 100.0%.

Regulations Relating to Loans and Advances

The Banking Regulation Act, 1949 and regulations and guidance promulgated by the Reserve Bank of India govern the provision of loans by banks in India. Directions and guidelines issued by the Reserve Bank of India have been consolidated in the Master Circular on “Loans and Advances—Statutory and Other Restrictions.”

A bank may determine its own lending rates but must disclose its minimum interest rate which takes into consideration all elements of lending rates that are common across borrowers.

Interest rates on all new floating rate retail loans and loans to micro, small and medium enterprises extended by banks are required to be linked to an external benchmark market interest rate. The external benchmark includes the

Reserve Bank of India policy repo rate, Government of India 91-day treasury bill yield, Government of India 182-day treasury bill yield or any other benchmark market interest rate produced by Financial Benchmarks India Private Limited.

Banks are free to offer floating rate loans to other types of borrowers (e.g., corporate borrowers) either on external benchmark or marginal cost of funds-based lending rate which is the internal benchmark for such purposes. Banks must review and publish their marginal cost of funds-based lending rate monthly for maturities up to a year as prescribed by the Reserve Bank of India for computation of marginal cost of funds-based lending rate. Banks may not lend below the benchmark rate for a particular maturity.

The Banking Regulation Act, 1949 prohibits a bank from granting any loans or advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loan or advance to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company, a company registered under  Section 8 of the Companies Act, 2013 or a government company) of which, or the subsidiary or the holding company of which, any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor, subject to certain exemptions.

The Reserve Bank of India has issued guidelines related to bank loans secured by equity in respect of amount, margin requirement and purpose. The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India.

The Reserve Bank of India has issued guidelines related to digital lending that includes guidelines on disclosure to borrowers and consumer protection, such as displaying the Annual Percentage Rate (“APR”) in a prescribed format, providing a Key Fact Statement to the customer, appointing a Nodal Grievance Redressal Officer for dealing with complaints/issues related to digital lending, providing cooling off/look up periods during which a borrower can foreclose a digital lending loan without paying any penalty, providing digitally signed documents to the borrowers, and other requirements.

The Reserve Bank of India has issued guidelines on fair lending practices on penal charges in loan accounts requiring Regulated Entities to formulate a board-approved policy on penal charges or similar charges on loans. The guidelines also require that the penalty charged for non-compliance with material terms and conditions of loan contracts be charged in the form of “penal charges” and not “penal interest” and there shall be no capitalization of penal charges. Penal charges should be clearly disclosed in the loan agreement, Most Important Terms & Conditions (“MITC”)/Key Fact Statement and on the website of the Bank, etc.

The Reserve Bank of India has issued guidelines on regulatory measures towards consumer credit and bank credit to non-banking financial companies (“NBFCs”) that require all top-up loans extended by REs against movable assets that are inherently depreciating in nature, such as vehicles, to be treated as unsecured loans for credit appraisal, prudential limits and exposure purposes.

In April 2024, the Reserve Bank of India required REs to issue a standardized Key Fact Statement for all retail and MSME term loans. The statement must disclose key terms, including interest rates and repayment schedules, and be acknowledged by the borrower before loan execution.

In April 2024, the Reserve Bank of India issued guidance requiring interest to be charged from the actual date of fund disbursement. For cheque disbursals, interest must be charged from the date the cheque is handed over to the borrower, encouraging online disbursement modes.

Directed Lending

Priority Sector Lending

The Reserve Bank of India has issued guidelines on lending to priority sectors, requiring commercial banks to lend a certain percentage of bank credit to specific sectors (the “priority sectors”) such as agriculture, micro, small, and medium enterprises, education, housing, social infrastructure, renewable energy and loans to start-ups.

The Reserve Bank of India’s total priority sector target is 40.0% of adjusted net bank credit (“ANBC”) or of the credit equivalent amount of off-balance sheet exposure (“CEOBE”), whichever is higher, with sub-targets of 13.78% to non-corporate farmers and 10.0% to small and marginal farmers within the overall target of 18.0% in agriculture. The target for lending to micro enterprises is 7.5% from fiscal 2025. The target for lending to identified economically weaker sections of society is 12.0% from fiscal 2025.

Banks falling short of their priority sector lending targets are required to contribute allocated amounts to specific Government of India funds (i.e., Rural Infrastructure Development Fund (“RIDF”) and other funds with National Bank for Agriculture and Rural Development (“NABARD”)/ National Housing Bank (“NHB”)/ Small Industries Development Bank of India (“SIDBI”), and Micro Units Development & Refinance Agency Limited (“MUDRA”). The interest rates on contribution to RIDF or other specific Government of India funds, tenure of deposits, and other features are fixed by the Reserve Bank of India from time to time. Further, banks having shortfall in achievement of any sub-target can instead buy priority sector lending certificates to achieve their lending targets.

Export Credit

The Reserve Bank of India allows exporters to avail themselves of short-term working capital financing at internationally competitive interest rates. Export credit is available both in rupee as well as in foreign currency.

Regulations Governing Overseas Direct Investment

In August 2022, the Reserve Bank of India along with the Central Government issued a new Overseas Investment framework (i.e., Foreign Exchange Management (Overseas Investment) Rules, Regulations and Directions) to promote the ease of doing business, cover wider economic activity and significantly reduce the need for seeking specific approvals from the Reserve Bank of India.

Regulations on International Trade Settlement in Rupee

In July 2022, the Reserve Bank of India notified an additional arrangement for invoicing, payment, and settlement of exports/imports in rupee in order to promote growth of global trade with emphasis on exports from India and to support the interest of global trading community in rupee.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India requires that banks and certain other lenders limit their single-counterparty exposures, including to counterparty affiliates or sponsors, as well as to set and periodically review sector-specific exposures.

Further, the Reserve Bank of India has issued guidelines on large borrowers which prescribe a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties.

Capital Market Exposure Limits

The Reserve Bank of India has issued guidelines on capital market exposures requiring that a bank’s exposure to capital markets in all forms (both fund-based and non-fund-based) by way of investments in shares, convertible bonds/debentures, units of equity oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40.0% of its net worth on both a standalone and consolidated basis as of March 31 of the previous year.

Limits on Intra-group Transaction and Exposures

The Reserve Bank of India has prescribed an intra-group entity exposure limit of 5.0% of the paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in the case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves and surplus in case of all group entities (financial and non-financial) taken together and 10.0% in the case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in the form of equity and other capital instruments are exempt from these limits. If the exposure exceeds these limits, any excess is be deducted from common equity Tier 1 capital of the bank.

Master Direction on Transfer of Loan Exposure and Securitization of Standard Assets

In order to provide banks with options to manage liquidity, rebalance their exposure or strategic sales and resolve their non-performing assets, the Reserve Bank of India issued Master Direction – Reserve Bank of India (Transfer of Loan Exposures) Directions, 2021 in September 2021, requiring securitization originators to meet certain due diligence requirements and satisfy the Minimum Holding Period requirements (three months and six months) and the required Minimum Retention Ratio of 10.0% .

Credit Information Bureaus

Pursuant to the Credit Information Companies (Regulation) Act, 2005, every credit institution, including a bank, must become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about individuals or groups which have a credit relationship with it.

In January 2025, the Reserve Bank of India issued Master Direction on Credit Information Reporting, which includes but is not limited to a standardised framework for reporting and dissemination of credit information, requirements related to safeguarding the confidentiality and security of sensitive credit data, and requirements related to consumers’ access to credit information and grievance redressal.

Loan Loss Provisions and Non-Performing Assets

In April 2025, the Reserve Bank of India issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning Pertaining to Advances which provides consolidated instructions and guidelines relating to income recognition, asset classification and provisioning standards.

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

The Reserve Bank of India conducts a risk-based supervisory assessment of banks on an annual basis. As a part of this assessment, it separately reviews how banks classify assets and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated after the completion of the annual audit and the publication of audited financial statements for the given financial year. Any differences between how a bank and the Reserve Bank of India classify assets or account for the provisioning of credit facilities are disclosed in subsequent financial statements if the difference for a given reference period accounts for either of 5.0% of profits before provisions and contingencies or 5.0% of gross non-performing assets. The Reserve Bank of India’s assessments of divergence in asset classification and provisioning for ICICI Bank did not require additional disclosures in fiscal 2020, fiscal 2021, fiscal 2022, fiscal 2023 and fiscal 2024.

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

Provisioning and Write-offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except certain advances which require provision in the range of 0.25% to 3.0%.

The Reserve Bank of India has issued guidelines requiring banks to maintain provisions for standard assets at rates higher than the regulatory requirement in respect of advances to stressed sectors of the economy. For assets referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, banks have to make provisions to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans.

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

Guidelines Relating to Use of Recovery Agents by Banks

The Reserve Bank of India has asked banks to implement due diligence processes related to the engagement of recovery agents, to communicate details of recovery agents to borrowers, and provide for grievance redressal in the context of the debt recovery process.

Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of Debts Due to Banks

The SARFAESI Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days. If a borrower fails to do so, a secured creditor may, among other actions, take possession/sell off the assets constituting the security for the loan, take over the management of the business of the borrower, appoint a person to manage the secured assets taken in possession and the like with the ultimate objective of recovering the money due to the secured borrower. See also “—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”.

The Recovery of Debts and Bankruptcy Act, 1993 establishes Debt Recovery Tribunals with the objective of expeditious adjudication and recovery of debts due to any bank or financial institution or consortium thereof. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

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

Resolution of Stressed Assets

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, provides a corporate insolvency resolution process that can be initiated by creditors, subject to certain conditions and minimum thresholds

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Reserve Bank of India has issued guidelines to banks on the process to be followed for sale of financial assets to asset reconstruction companies in the Master Direction on Transfer of Loan Exposures. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset.

Banks may also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of asset reconstruction companies.

Framework for Fraud Risk Management including Early Warning Signal and Red Flag Accounts

In July 2024, the Reserve Bank of India issued the Master Directions on Fraud Risk Management requiring a bank to have a fraud risk management policy. This policy must be approved by the bank’s board and delineates the roles and responsibilities of a board, its committees or senior management. A bank must have a framework for early warning signals and red flagging of accounts under the overall fraud risk management policy approved by the board, which shall provide for, among others, a system of robust early warning signals which is integrated with core banking solution or other operational systems. See also “Supervision and Regulation—Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of Debts due to Banks” and “Supervision and Regulation—Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of Debts due to Banks— Resolution of Stressed Assets—The Banking Regulation (Amendment) Ordinance, 2017”.

Regulations Relating to the Opening of Branches

The opening and relocation of branches are governed by the provisions of Section 23 of the Banking Regulation Act, 1949.

Banks may open a banking outlet in Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to certain financial inclusion requirements. Banks must allocate 25.0% of the total number of new banking outlets opened during a year to unbanked rural centers. A banking outlet is a fixed-point service delivery unit, manned by either a bank’s staff or its business correspondent, and where services of acceptance of deposits, withdrawal, or lending services are provided for a minimum of four hours per day for at least five days a week.

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

In 2023, the Reserve Bank of India’s framework related to green deposits came into effect. The purpose of the framework is to encourage regulated entities to offer green deposits to customers, protect the interests of the depositors, aid customers to achieve their sustainability agenda, address greenwashing concerns, and help augment the flow of credit to green activities and projects.

Regulations Relating to Payments

In 2021, the Reserve Bank of India introduced the Legal Entity Identifier system for single payment transactions of value Rs.500 million and above undertaken by non-individual entities using centralized payment systems like real time gross settlement (“RTGS”) and national electronic funds transfer (“NEFT”).

In 2021, the Reserve Bank of India also issued master directions on digital payment security controls, which provide necessary guidelines for the regulated entities to set up a robust governance structure and implement common minimum standards of security controls for channels like internet, mobile banking, card payments, among others. This is to create an enhanced environment for customers to use digital payment products in a more safe and secure manner.

Regulation Related to Current Accounts

In 2022, the Reserve Bank of India issued a consolidated circular on current accounts and CC/OD accounts, setting out conditions for opening such accounts based on borrower exposure. The guidelines also require banks to flag these accounts in the core banking system and review them at least once every six months to ensure compliance.

Regulations Relating to Customer Service and Customer Protection

The Reserve Bank of India has issued several guidelines related to enhancing consumer protection and service:

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

The Reserve Bank of India has issued directions to banks related to determining customer liability that arises in an unauthorized electronic banking transaction.

The Reserve Bank of India does not allow REs, including banks, to deal in virtual currencies or to provide services related thereto, including maintaining accounts, registering, trading, settling, clearing, giving loans against virtual tokens, accepting them as collateral, opening accounts of exchanges dealing with them and transfer/receipt of money in accounts relating to purchase/sale of virtual currencies.

Personal Data Protection and Privacy

The Bank has a global presence in several jurisdictions including Hong Kong, Singapore, the United States, the United Kingdom, Canada, China, the Dubai International Financial Centre in the United Arab Emirates and Bahrain. The Bank is committed to ensuring compliance with applicable laws across these jurisdictions. It has an integrated and centralized strategy for achieving data privacy compliance across all jurisdictions.

Privacy regulations require the personal data of customers to be protected throughout its entire life cycle. Accordingly, the Bank has undertaken several comprehensive measures such as categorizing all personal data and sensitive personal data as ‘Confidential Information’, keeping records of all its processing activities, entering into non-disclosure and confidentiality agreements with employees and third parties who are privy to customers’ personal data and providing customers the option to exercise various rights which they enjoy under applicable data protection regulations and incident handling procedures.

In August 2023, the Indian Government enacted the Digital Personal Data Protection Act, 2023, which will require the Central Government to promulgate regulations related to personal data according to timelines specified in the Act.

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

Regulations Governing Prepaid Payment Instruments

The Reserve Bank of India has issued master directions on the issuance prepaid payment instruments and operations related to their use. Issuers of such instruments are required to have board-approved policies related to: the issuance of prepaid instruments, the engagement of agents for the purpose of issuing and reloading prepaid instruments, co-branding arrangements, gift instruments and related activities.

Deposit Insurance

Demand and time deposits accepted by Indian banks must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the Reserve Bank of India. The limit on insurance coverage is Rs. 500,000 for each depositor. Banks are required to pay an insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Inoperative Accounts/The Depositor Education and Awareness Fund Scheme, 2014—Section 26A of the Banking Regulation Act, 1949

The Reserve Bank of India has issued guidance requiring banks to transfer the credit balance in all eligible accounts which are inoperative or unclaimed along with interest accrued to the Depositor Education and Awareness Fund after ten years. Banks shall undertake at least an annual review in respect of accounts where there is no customer induced transaction for more than a year.

Borrowings by Banks in India

The Reserve Bank of India has permitted banks to borrow and lend in call, notice and term money markets as per internal board-approved limits that are within the prescribed prudential limits for interbank liabilities.

(a)	The Inter-Bank Liabilities of a bank should not exceed 200% of its net worth as on March 31 of the previous year.

(b)	The banks whose CRAR is at least 25% more than the minimum CRAR of (9%) (i.e., 11.25%) as on March 31, of the previous year, are allowed to have a higher limit up to 300% of the net worth for Inter-Bank Liabilities.

The Reserve Bank of India also allows banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 100.0% of unimpaired Tier 1 capital or US$10 million, whichever is higher.

The Reserve Bank of India permits banks to issue perpetual instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital. Banks can also raise funds, by way of rupee-denominated bonds in the overseas market, and long-term bonds for financing infrastructure and affordable housing projects.

Gold Monetization Scheme and Sovereign Gold Bonds

The Gold Monetisation Scheme (“GMS”) is intended to mobilize gold held by households and institutions of the country and facilitate its use for productive purposes, and in the long run, to reduce the country’s reliance on the import of gold. The minimum deposit at any one time is 10 grams of raw gold. Medium- and Long-Term Government Deposits (“MLTGD”) under the GMS have been discontinued with effect from March 26, 2025. Renewal, partial renewal and partial redemption under Medium-Term Gold Deposits and Long-Term Gold Deposits for the legacy cases has also been discontinued.

Sovereign Gold Bonds (“SGBs”) are government securities denominated in grams of gold which are issued by the Reserve Bank of India on behalf of the Government of India. They are substitutes for holding physical gold.

Regulations Relating to KYC and AML

The Prevention of Money Laundering Act (“PMLA”), 2002 and the rules promulgated thereunder seek to prevent and criminalize money laundering and terrorist financing in line with recommendations made by the Financial Action Task Force. The PMLA requires regulated entities to maintain certain records and report certain transactions to the Financial Intelligence Unit within the Government of India. It also criminalizes certain offences and provides for certain appointment of the Designated Director and Principal Officer and their respective obligations under the

The Reserve Bank of India has also issued guidance related to customer acceptance policy, customer due-diligence procedures, monitoring of transactions risk management, regulatory reporting, training of employees and independent audit of AML/KYC framework. These directions are updated from time to time.

Regulations Relating to Investments

The Reserve Bank of India requires banks to undertake investment activities as per the terms and conditions specified in the extant Reserve Bank of India guideline on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks dated September 12, 2023.

The entire investment portfolio (including statutory liquidity ratio-eligible securities and non-statutory liquidity ratio securities) is to be classified under three categories: Held-to-Maturity, Available-for-sale and Fair Value through Profit and Loss. Held for Trading shall be a separate investment subcategory within fair value through profit and loss. Investments in own subsidiaries, joint ventures and associates will be a separate category. The category of the investment shall be decided by the bank at the time of acquisition.

Banks shall not reclassify investments between categories without approval by its board and the Reserve Bank of India.

A bank’s investment in unlisted non-statutory liquidity ratio securities shall not exceed 10% of its total investment in non-statutory liquidity ratio securities as on March 31 of the previous year.

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

Investments in Alternative Investment Funds

The Reserve Bank of India prohibits regulated entities from making investments in any scheme of an alternative investment funds that has downstream investments either directly or indirectly in a debtor company of the regulated entity. A debtor company of an regulated entity is any company to which the regulated entity currently has or previously had a loan or investment exposure anytime during the preceding 12 months.

If an alternative investment funds scheme, in which an regulated entity is already an investor, makes a downstream investment in any such debtor company, then the regulated entities shall liquidate its investment in the scheme within 30 days from the date of such downstream investment by the alternative investment funds. In case regulated entities are not able to liquidate their investments within 30 days, they shall make 100 percent provision on such investments. Provisioning shall be required only to the extent of investment by the regulated entity in the AIF scheme which is further invested by the alternative investment funds in the debtor company.

Downstream investments shall exclude investments in equity shares of the debtor company of the regulated entity, but shall include all other investments, including investment in hybrid instruments.

Subsidiaries and Other Financial and Non-Financial Services Investments

Under the Banking Regulation Act, 1949, banks may only own equity of other companies in certain circumstances and only up to the lower of (1) 30.0% of the paid-up share capital or (2) 30.0% of its own paid-up share capital and reserves and surplus. The Act also prohibits banks from holding shares of companies in which any managing director or manager of the bank is in any manner concerned or interested.

Banks are required to obtain prior approval from the Reserve Bank of India to form a subsidiary. The Reserve Bank of India also requires banks to maintain an “arm’s-length” relationship with subsidiaries.

The Reserve Bank of India prohibits a bank’s equity investments in a subsidiary, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, from exceeding 10.0% of the bank’s paid-up share capital and reserves, and the sum total of all investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20.0% of the bank’s paid-up share capital and reserves.

The aggregate equity investments made in all subsidiaries and other entities engaged in financial services and non-financial services, including overseas investments shall not exceed 20.0% of the bank’s paid-up share capital and reserves.

Regulations on Asset Liability Management

The Reserve Bank of India has issued guidance related to liquidity risk management, including guidance related to liquidity risk governance, measurement, monitoring and position reporting to the Reserve Bank of India.

Stress Testing

The Reserve Bank of India has issued guidance on stress testing, including guidance related to overall objectives, governance, design, and implementation of stress testing programmes. Banks are required to conduct stress tests which include at least baseline shocks prescribed by the Reserve Bank of India.

Guidelines on Banks’ Asset Liability Management Framework – Interest Rate Risk

In February 2023, the Reserve Bank of India issued guidance which require banks to submit quarterly disclosures in the prescribed format to the Reserve Bank of India.

Information Technology and Cyber Security

The Reserve Bank of India has issued the Master Direction on Outsourcing of Information Technology Services. Banks have been extensively leveraging information technology and information technology enabled services to support their business models, products and services offered to their customers.

The Bank has a risk management framework for outsourcing of information technology services to comprehensively deal with the processes and responsibilities for identification, measurement, mitigation/ management and reporting of risks associated with outsourcing of information technology services arrangements.

The Reserve Bank of India has issued Master Direction on Information Technology Governance, Risk, Controls and Assurance Practices. The Master Direction focuses on areas of information technology governance, information technology infrastructure and service management, information technology and information security risk management, business continuity and disaster recovery management, and information systems audit.

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

The Reserve Bank of India has issued revised guidelines for offering over-the-counter (“OTC”) derivatives. It has prescribed broad principles to be adhered to by market makers with respect to governance frameworks, introduction of new products, user dealing conduct, pricing and valuation, risk management, internal control, and internal audit.

In May 2024, the Reserve Bank of India issued Master Direction – Reserve Bank of India (Margining for Non-Centrally Cleared OTC Derivatives) Directions, 2024 mandating exchange of Variation Margin and Initial Margin for non-centrally cleared OTC derivatives, thereby enhancing the counterparty risk management.

In May 2025, the Reserve Bank of India’s (Forward Contracts in Government Securities) Directions came into force, permitting resident market participants to take long positions in bond forwards and permitting resident and non-resident users to take covered short positions in bond forwards for the purpose of hedging.

The Reserve Bank of India issued guideline on Participation of Indian Banks on India International Bullion Exchange IFSC Limited (IIBX) wherein a branch, subsidiary or joint venture of an Indian bank in GIFT-IFSC is allowed to act as a trading member or is a trading and clearing Member of IIBX, and Indian banks are authorized to import gold/silver to act as special category client of IIBX.

In January 2025, the Reserved Bank of India updated its Master Direction on Deposits and Accounts by allowing all permissible current and capital transaction and allowing exporter to open foreign currency accounts with a bank outside India.

Consolidated Supervision Guidelines

The Reserve Bank of India’s guideline, Reserve Bank of India (Financial Statements - Presentation and Disclosures) Direction, requires banks to prepare consolidated financial statements intended for public disclosure.

The Reserve Bank of India’s guideline on Consolidated Prudential Return requires banks to submit to the Reserve Bank of India consolidated prudential returns reporting their compliance with various prudential standards on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services.

See also “Selected Statistical Information—Loan Concentration.”

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India may apply to the Government of India to suspend the business of a banking company. The Government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank only if: (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole.

The Reserve Bank of India has issued guidelines on amalgamation between private sector banks and between banks and NBFCs, emphasizing the examination of the rationale for the merger, the systemic benefits arising therefrom and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. Under the Banking Regulation Act, the Reserve Bank of India must value and approve the proposed merger. With respect to a merger of a bank and a nonbanking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its board and the board of the non-banking finance company, but before it is submitted to the National Company Law Tribunal for approval as required by the Companies Act, 2013. See also “—Other Statutes—Competition Act.”

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act, 2013. The

Companies Act, 2013 includes provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard must be explained in the annual report. Any excess amount spent over and above the requirement for that year may be set off against the requirement to spend for succeeding financial years. Any unspent amount in case of an ongoing project has to be transferred to the Unspent Corporate Social Responsibility Account and spent as stipulated under the Companies Act, 2013 and in other cases transfer such unspent amount to the fund specified under Schedule VII of the Companies Act within the stipulated period.

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

Banks are also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the Bank. Under the provisions of the Banker’s Books Evidence Act, a copy of any entry in a bankers’ book, such as ledgers, day books, cash books and account books certified by an officer of the bank may be entered as evidence of the transaction in any legal proceeding.

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India (“SEBI”) was established to protect the interests of investors in securities and to promote the development of and to regulate Indian securities markets. We and our subsidiaries and affiliates are subject to SEBI’s regulations for public capital issuances, private placements as well as underwriting, custodian, designated depository participant, merchant banker, depository participant, investment advisory, private equity, trading member, clearing member, asset management, portfolio management, banker to the issue, research analyst and debenture trusteeship activities. These regulations provide for the registration of the Bank and certain subsidiaries and affiliates, as appropriate, with SEBI for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable to these activities.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed for each financial year subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose during the financial year not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Indian Income Tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability is permitted to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5% of the total income and 10.0% of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

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

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that foreign branches/foreign subsidiaries of Indian banks/AIFIs can deal in financial products, including structured financial products, which are not available or are not permitted in India without prior approval of the Reserve Bank of India, subject to compliance with certain conditions.

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. Our subsidiary in the United Kingdom has seven branches located in the United Kingdom and one branch in mainland Europe, located in Eschborn, Germany.

Our wholly-owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions. Our subsidiary in Canada has 10 branches and 2 Customer Service Centers in Halifax and Winnipeg.

Offshore Branches

Our overseas branches in Singapore, Bahrain, Hong Kong, the Dubai International Financial Centre, China and New York are regulated by the Monetary Authority of Singapore, Central Bank of Bahrain, Hong Kong Monetary Authority, Dubai Financial Services Authority, National Financial Regulatory Administration, Federal Reserve Board and the Office of the Comptroller of the Currency respectively. In addition, we have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Unit No 408, 4th Floor, Brigade International Financial Centre, GIFT Multi Services SEZ, Gandhinagar, Gujarat, India which is in the process of complete winding-up.

In 2021, the Reserve Bank of India released a circular regarding infusion of capital in overseas branches and subsidiaries and retention/repatriation/transfer of profits in these centers by banks incorporated in India. Under the circular, banks which meet regulatory capital requirements are permitted to engage in capital infusion or transfer (including retention/repatriation of profits) after receiving board approval and report such activity to the Reserve Bank of India.

Regulations Governing Banking Units in International Financial Services Centers in India

The Reserve Bank of India has issued guidance permitting public and private sector banks dealing in foreign exchange to set up one banking unit in each international financial services center in India. Banks need prior approval of the Reserve Bank of India before opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. In 2020, the Government established the International Financial Services Centres Authority (“IFSCA”), under the International Financial Services Centres Authority Act, 2019, a unified authority for the development and regulation of financial products, financial services and financial institutions in the International Financial Services Centre (“IFSC”) in India. The GIFT IFSC is the maiden international financial services center in India. Prior to the establishment of IFSCA, the domestic financial regulators, namely, RBI, SEBI, PFRDA and IRDAI regulated the business in IFSC. The main objective of the IFSCA is to develop a strong global connect and focus on the needs of the Indian economy as well as to serve as an international financial platform for the entire region and the global economy as a whole.

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

The issuance of fresh depositary receipts and any changes or modifications in the existing terms and conditions of ADR/GDR should be in accordance with DR Scheme, 2014, and the SEBI Framework for issue of Depository Receipts, 2019 or/and be subject to approval or clarification from the Reserve Bank of India or the SEBI.

Investment in depositary receipts by a person resident outside India should be in terms of schedule IX of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 dated October 17, 2019, as amended from time to time.

Restriction on Foreign Ownership of Indian Securities

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the Foreign Exchange Management Act, 1999, and rules and regulations thereunder, as amended from time to time (“Act”). The Act authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or relevant departments of the Government of India. The Act has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Government has laid down rules and the Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

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

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”) provide for, among other things, the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India from time to time. While foreign investment up to 49.0% in private sector banks does not require any specific approval, foreign investment beyond 49.0% and up to 74.0% requires prior approval of the Government of India, unless such investments are otherwise exempted from the requirement for approval. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49.0% of the paid-up capital on a fully diluted basis or a sectoral cap (whichever is lower) that does not result in the transfer of ownership or control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India, and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Rules. The Rules allow Indian companies to freely issue rights and bonus shares to existing non-resident shareholders, subject to adherence to sectoral cap and fulfilling certain conditions laid out in the applicable laws and statute. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	Additionally, in the case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require approval of the Cabinet Committee on Economic Affairs.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0% of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Aggregate holding by a person along with his relatives, associate enterprises and persons acting in concert with him, whether directly or indirectly, beneficial or otherwise, of shares or voting rights, of 5% or more of the paid-up share capital or voting rights (“major shareholding”) in a banking company shall require prior approval of the Reserve Bank of India pursuant to Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions dated January 16, 2023. The persons from Financial Action Task Force non-compliant jurisdictions shall not be permitted to acquire major shareholding in a banking company. However, existing major shareholding by persons from Financial Action Task Force non-compliant jurisdiction shall be continued, provided that there shall not be any further acquisition without prior approval of the Reserve Bank of India. If aggregate holding of a person falls below 5%, fresh Reserve Bank of India approval will be required for raising it again to 5% or above. Additionally, the ceiling on voting rights for a single shareholder is 26.0% of the total voting rights of all shareholders of the bank. In addition, a depository may exercise voting rights on behalf of a DR holder subject to the DR holder demonstrating compliance of Section 12B of Banking Regulation Act, 1949.

•	A permissible holder may purchase or sell equity shares of a public Indian company which is listed or to be listed on an International Exchange under Direct Listing of Equity Shares of Companies Incorporated in India on International Exchanges Scheme.

Under the Portfolio Investment Scheme:

i.	Foreign portfolio investors, as referred in Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its Board of Directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24.0% or 49.0% or 74.0% or (ii) increase the aggregate limit to 49.0% or 74.0% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10.0% or more of total paid-up equity capital on a fully diluted basis on behalf of itself or it’s investor group.

ii.	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

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

	Dividend per equity share	Total amount of dividend paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2021	Nil	Nil
2022	2.00	13.9
2023	5.00	34.8
2024	8.00	56.0
2025	10.00	70.4

From fiscal 2021, dividend income is taxable in the hands of shareholders and companies are not liable to pay dividend distribution tax on distributed profits.

For fiscal 2025, the Board of Directors has proposed a dividend, of Rs. 11.00 per equity share, which will be paid during fiscal 2026 after approval by the shareholders in the forthcoming annual general meeting.

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

Where the equity share has been held for more than 12 months (measured from the date on which the request for redemption of the ADS was made), the resulting long-term capital gains will be taxable as per the provision of the Income Tax Act, at the rate of 10% (plus the applicable surcharge and education cess) where the transfer took place before July 23, 2024 and at the rate of 12.5% (plus the applicable surcharge and education cess) where the transfer took place on or after July 23, 2024 under the provision of the Income Tax Act, if the total long-term capital gain exceeds Rs. 0.1 million and the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale and purchase. For computing capital gains relating to the acquisition made before February 1, 2018, the cost of acquisition shall be higher of actual cost of acquisition or lower of price of equity shares quoted on stock exchange on January 31, 2018 (if no trading then immediately preceding day) or sale price. Further, an additional requirement for payment of securities transaction tax on conversion of ADSs to equity shares has been relaxed subject to certain conditions. If the equity share has been held for 12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 15% (plus the applicable surcharge and education cess) where the transfer took place before July 23, 2024 and at the rate of 20% (plus the applicable surcharge and education cess) where the transfer took place on or after July 23, 2024. This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 35% (plus the applicable surcharge and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

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

Where Permanent Account Number is submitted, it should be linked to Aadhaar (applicable in case of individuals if Aadhaar is obtained in India) and investor should have filed his income tax returns in India in past one year, otherwise tax will be deducted at the higher rate which may go up to 20% or more. Further, provisions related to higher rate of tax deducted at source for income tax return non filer for past one year has been abolished with effect from April 01, 2025 as per amendment made in Finance Act, 2025.

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

Under certain circumstances as described above under “— Indian Tax —Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. Under the Code, any gain or loss on the sale or exchange of ADSs or equity shares will generally be U.S. source. However, although the application of the Treaty in this respect is subject to uncertainty, it is possible that under the Treaty your gains from dispositions of equity shares may be treated as foreign source. In that case, you may be able to claim foreign tax credit in respect of any Indian income tax on this gain if you are eligible for Treaty benefits and elect to apply them. If you are not eligible for Treaty benefits, or if your gain from a disposition of equity shares is not treated as foreign source gain under the Treaty, Treasury regulations generally preclude you from claiming foreign tax credit with respect to any Indian income tax on such gain. However, as noted above, the IRS released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if the Treasury regulations do not preclude you from claiming foreign tax credit with respect to any Indian income tax on any gain from dispositions of equity shares, other limitations may limit your ability to claim a foreign tax credit with respect to such tax. It is possible that any Indian tax on disposition gains that is not credited against your U.S. federal income tax liability may either be deductible or reduce the amount realized on a disposition. If the Indian tax is creditable, an election to deduct it instead of claiming a foreign tax credit with respect thereto applies to all non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser with respect to your ability to credit any Indian income taxes on dispositions against your U.S. federal income tax liability, including the uncertainty as to whether Indian taxes on dispositions are generally creditable under the Treaty, the requirement to report Treaty-based return positions and the creditability or deductibility of the Indian tax on disposition gains in your particular circumstances (including any applicable limitations).

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and investment gains) or (ii) 50.0% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the “Active Banks Proposed Regulations”), which were proposed to be effective for taxable years beginning after December 31, 1994, and under current guidance can be relied upon, we do not believe we were a PFIC for our taxable year that ended March 31, 2025. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form (and the manner of their application is not entirely clear), because the rules applicable to active insurance companies are subject to change (including under certain proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exceptions for active banks or insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

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

The data for fiscal 2023 through fiscal 2025 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (“AS”) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Securities and Exchange Board of India and the Insurance Regulatory and Development Authority as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

Certain subsidiaries of the Bank, namely ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Limited have adopted Ind AS, a revised set of accounting standards issued by The Institute of Chartered Accountants of India (which largely converges the Indian accounting standards with International Financial Reporting Standards). However, for preparation of consolidated financial statements of the Bank, financial statements as per Indian GAAP have been considered. All the numbers reported/considered in this document for these subsidiaries are based on current Indian GAAP.

The consolidated financial statements for fiscal 2023 through fiscal 2024 were audited by joint auditors MSKA & Associates, Chartered Accountants and KKC & Associates LLP (formerly known as Khimji Kunverji & Co LLP), Chartered Accountants and fiscal 2025 was audited by joint auditors BSR & Co. LLP, Chartered Accountants and CNK & Associates LLP, Chartered Accountants under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2023 through fiscal 2025 have also been audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S. Securities and Exchange Commission and applicable GAAP, audited by KPMG Assurance and Consulting Services LLP (formerly known as KPMG), are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in ICICI Prudential Life Insurance Company Limited is accounted for by the equity method, because of substantive participative rights retained by the minority shareholders. Under Indian GAAP, ICICI Prudential Life Insurance Company Limited is consolidated on a line-by-line basis.

During fiscal 2024, the Board of Directors of the Bank approved the increase of the shareholding in ICICI Lombard General Insurance Company Limited (“ICICI General”) in multiple tranches up to 4.0%, making ICICI General a subsidiary of the Bank. Following the receipt of the necessary regulatory approval(s), the Bank through a stock exchange mechanism acquired an additional stake in ICICI General in multiple tranches, resulting in an increase in shareholding of more than 50.0%. Consequently, ICICI General ceased to be an associate and became a subsidiary of the Bank effective February 29, 2024 in consolidated financial statements under Indian GAAP as well as under U.S. GAAP.

During fiscal 2023, the Board of Directors of the Bank approved making I-Process Services (India) Limited (“iProcess”) a wholly-owned subsidiary of the Bank. Following the receipt of the necessary regulatory approval(s), the Bank entered into a share purchase agreement in relation to an investment in the equity shares of iProcess through off-market transactions. Consequently, iProcess ceased to be an associate and became a subsidiary of the Bank effective March 20, 2024 and subsequently became a wholly-owned subsidiary of the Bank effective March 22, 2024 in consolidated financial statements under Indian GAAP as well as under U.S. GAAP.

During fiscal 2024, the Board of Directors of the Bank approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (the “Scheme”). As per the Scheme, ICICI Securities Limited was delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank in consolidated financial statements under Indian GAAP as well as under U.S GAAP.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2025.

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

General Meetings of Shareholders

We are required to convene our annual general meeting within a period of five months from the date of closing of the financial year. The Board may convene an extraordinary general meeting when necessary or at the request of a shareholder or shareholders holding at least 10% of our paid-up capital carrying voting rights. A general meeting of a company may be called by giving not less than clear 21 days’ notice in the manner prescribed under the applicable laws/regulations.

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
Name: Mr. Anindya Banerjee
Title: Group Chief Financial Officer

Place: Mumbai

Date: July 25, 2025

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2025

and March 31, 2024 together

with Auditors’ Reports

Index to Consolidated Financial Statements

Contents	Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheet	F-9

Consolidated profit and loss account	F-10

Consolidated cash flow statement	F-11

Schedules to the consolidated financial statements	F-13

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the Company) as of March 31, 2025 and 2024, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2025, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2025, in conformity with generally accepted accounting principles in India.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 25, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements; and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses

As discussed in Note 7 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses under generally accepted accounting principles in India (Indian GAAP) was Rs. 182,656.6 million as at March 31, 2025 (the March 31, 2025 Indian GAAP ACL). As discussed in Note 21 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. GAAP as of March 31, 2025 was Rs. (27,524.6) million which included allowance for credit losses on loans evaluated on a collective basis (the March 31, 2025 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the March 31, 2025 individual ACL). The March 31, 2025, Indian GAAP ACL, the March 31, 2025, collective ACL and the March 31, 2025, individual ACL are collectively referred to hereinafter as ‘total ACL’.

The March 31, 2025, collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the March 31, 2025, collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The quantitative calculation of expected credit losses is the product of multiplying the Company’s estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD). For the quantitative calculation, the Company uses models to develop the PD and LGD, which are derived from internal historical default and loss experience, that incorporate the relevant macro-economic scenario over reasonable and supportable forecast period. Further, the probability of default for subsequent periods reverts to the long run average observed behavior. All such periods are established for each portfolio segment. The Company estimates the EAD using a model which estimates prepayments over the life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and EAD models, the Company segments the portfolio into pools, incorporating certain criteria including, but not limited to customer type, risk rating and delinquency status for commercial loans and product type, delinquency status, credit scores and months on book for non-commercial loans. The Company has developed internal models to assign credit risk ratings to borrowers, which are used for the segmentation of commercial loans. The model output for the collective ACL is adjusted by increasing the probability of default estimates to take into consideration model imprecision not yet reflected in the calculation. Judgment is applied in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

We identified the assessment of collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of collective ACL due to significant measurement uncertainty. The assessment as of the March 31, 2025, of collective ACL encompassed the evaluation of the collective ACL methodology, including the methods and models used to estimate the PD, LGD, and EAD and their significant assumptions. Such significant assumptions included portfolio segmentation, the relevant macro-economic scenario, the reasonable and supportable forecast periods, the historical observation period, and credit risk ratings for commercial loans and prepayment estimates.

The assessment also included the evaluation of the qualitative factors and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertain global economic conditions such as emerging trade tensions, moderation expected in global as well as Indian growth, geo-economic fragmentation, geopolitical conflicts, attendant volatility in commodity prices, moderation in IT growth and artificial intelligence developments. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD and commercial loan credit risk rating models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of the collective ACL estimates, including controls over the:

-	review of the collective ACL methodology

-	review of the PD, LGD, commercial loan credit risk rating and EAD models

-	identification and determination of the significant assumptions used in the PD, LGD, commercial loan credit risk rating and EAD models

-	determination of the key assumptions and inputs used to estimate the quantitative and qualitative calculation of the collective ACL, including selection of relevant macroeconomic variables and consideration of uncertain global economic conditions such as emerging trade tensions, moderation expected in global as well as Indian growth, geo-economic fragmentation, geopolitical conflicts, attendant volatility in commodity prices, moderation in IT growth and artificial intelligence developments.

-	validation of the PD, LGD and commercial loan credit risk rating model for the collective ACL

We evaluated the Company’s development of the collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles

-	evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD, LGD, and EAD models by comparing them to relevant Company

-	specific metrics and trends and the applicable industry and regulatory practices

-	assessing the conceptual soundness and performance testing of the PD, LGD, commercial loan credit risk rating and EAD models by inspecting the model documentation to determine whether the models are suitable for their intended use

-	evaluating the methodology used to develop and incorporate the relevant macro-economic scenario over the reasonable and supportable forecast periods and underlying assumptions by comparing it to the Company’s business environment and relevant industry practices

-	assessing the macro-economic variables through benchmarking to publicly available forecasts, where available

-	evaluating the length of the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period by comparing them to specific portfolio risk characteristics and trends

-	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

-	testing the methodology used for estimation of individual credit risk ratings for commercial loans by performing quantitative validation of credit rating models used to assign the credit risk ratings.

-	evaluating the methodology used for estimating the prepayments within the EAD models over the life of the loans

-	evaluating the methodology used to develop the qualitative factors, including consideration of uncertain global economic conditions such as emerging trade tensions, moderation expected in global as well as Indian growth, geo-economic fragmentation, geopolitical conflicts, attendant volatility in commodity prices, moderation in IT growth and artificial intelligence developments and the effect of those factors on the collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative calculations.

Liabilities in respect to life insurance policies

As given in the consolidated financial statements, liabilities for life insurance non-linked policies in force of Rs. 1,273,359.8 million is included in the total liabilities for policies in force of Rs. 2,885,758.8 million.

The liabilities in respect of life insurance non-linked policies in force under Indian GAAP are estimated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by the Insurance Regulatory and Development Authority of India (IRDAI) and relevant Guidance Notes / Actuarial Practice Standards of the Institute of Actuaries of India. The actuarial liability for both participating and non-participating non-linked policies is primarily calculated by the Company using the gross premium valuation (GPV) method. This method incorporates assumptions for interest rates, mortality, morbidity, persistency and expenses. These assumptions are updated as of the valuation date and represent prudent estimates, including margins to accommodate potential adverse deviations.

We identified the assessment of liabilities for life insurance non-linked policies in force under Indian GAAP to be a critical audit matter since it involves a high degree of audit effort, including subjective and complex auditor judgment in evaluating management’s estimate, and use of actuarial professionals with specialized skill and knowledge to assist in performing procedures and evaluating the estimate of such liabilities. Specifically, there is significant judgement in determination of assumptions for life insurance non-linked policies in force under Indian GAAP.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of liabilities for life insurance policies in force under Indian GAAP including controls over the valuation process and underlying data which included assessment and approval of the methods and assumptions adopted over such measurements as well as appropriate access and change management controls over the actuarial models. We involved actuarial professionals with specialized skills and knowledge who assisted in:

-	assessing the methodology for selecting assumptions by comparing the methodology used against industry standard actuarial practice,

-	assessing the methodology for calculating the liabilities by reference to the requirements of the industry standard actuarial practice and assessing the impact of current year changes in methodology on the calculation of policyholder liabilities,

-	evaluating the analysis of the movements in liabilities during the year, including consideration of whether the movements were in line with the methodology and assumptions adopted,

-	evaluating judgments applied by management in setting assumptions, and

-	independently re-calculating the liabilities for a selection of individual policies for select products to assess whether the selected model calibration had been appropriately implemented.

We have served as the Company’s auditor since 1999.

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 25, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2025 and 2024, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2025, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements), and our report dated July 25, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 25, 2025

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

			(Rs. in thousands)

			At
	Schedule		March 31, 2025	March 31, 2024

CAPITAL AND LIABILITIES

Capital	1		14,245,974	14,046,790
Employees stock options/units outstanding	1	A	20,698,433	14,053,180
Reserves and surplus	2		3,104,114,654	2,533,338,376
Minority interest	2	A	148,367,361	138,884,162
Deposits	3		16,416,374,040	14,435,799,524
Borrowings	4		2,188,834,453	2,074,280,008
Policyholder’s funds			2,943,055,571	2,813,183,300
Other liabilities and provisions	5		1,586,723,648	1,617,044,935

TOTAL CAPITAL AND LIABILITIES			26,422,414,134	23,640,630,275

ASSETS

Cash and balances with Reserve Bank of India	6		1,202,409,132	899,430,231
Balances with banks and money at call and short notice	7		937,825,505	728,258,795
Investments	8		8,863,768,108	8,271,625,050
Advances	9		14,206,637,124	12,607,762,029
Fixed assets	10		158,124,234	132,402,763
Other assets	11		969,055,719	976,409,788
Goodwill on consolidation			84,594,312	24,741,619

TOTAL ASSETS			26,422,414,134	23,640,630,275

Contingent liabilities	12		78,850,007,864	57,578,163,337
Bills for collection			1,313,614,604	1,007,917,603
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

		(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2025	March 31, 2024	March 31, 2023

I. INCOME
Interest earned	13	1,863,314,641	1,595,159,252	1,210,668,098
Other income	14	1,082,554,702	765,218,020	651,119,912

TOTAL INCOME		2,945,869,343	2,360,377,272	1,861,788,010

II. EXPENDITURE
Interest expended	15	890,276,529	741,081,627	505,433,879
Operating expenses	16	1,277,999,771	977,827,922	824,390,232
Provisions and contingencies (refer note 18.6)		233,405,909	191,400,276	187,333,629

TOTAL EXPENDITURE		2,401,682,209	1,910,309,825	1,517,157,740

III. PROFIT/(LOSS)
Net profit for the year (before share in profit of associates and minority interest)		544,187,134	450,067,447	344,630,270
Add: Share of profit in associates		1,506,622	10,737,680	9,982,876
Net profit for the year before deducting minority interest		545,693,756	460,805,127	354,613,146
Less: Minority interest		35,401,801	18,241,392	14,246,738
Consolidated profit/(loss) for the year attributable to the Group		510,291,955	442,563,735	340,366,408
Brought forward consolidated profit attributable to the group		898,257,800	656,386,769	508,988,514

TOTAL PROFIT/(LOSS)		1,408,549,755	1,098,950,504	849,354,922

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		118,068,000	102,221,000	79,742,000
Transfer to Capital Reserve		68,700	332,500	878,200
Transfer to/(from) Investment Fluctuation Reserve		2,586,100	9,927,900	1,043,810
Transfer to Special Reserve		32,490,000	31,353,000	26,254,000
Transfer to/(from) Revenue and other reserves		1,073,620	872,340	50,255,680
Dividend paid during the year		70,412,665	55,985,964	34,794,463
Balance carried over to balance sheet		1,183,850,670	898,257,800	656,386,769

TOTAL		1,408,549,755	1,098,950,504	849,354,922

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		72.41	63.19	48.86
Diluted (Rs.)		71.14	61.96	47.84
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

		Year ended
		March 31, 2025	March 31, 2024	March 31, 2023

Cash flow from/(used in) operating activities

Profit/loss before taxes		694,640,235	596,839,961	458,300,782

Adjustments for:
Depreciation and amortisation		26,903,750	19,958,856	16,351,038
Net (appreciation)/depreciation on investments		(1,023,190)	16,172,037	27,053,455
Provision in respect of non-performing and other assets		41,272,474	9,635,716	(3,653,501)
General provision for standard assets		7,011,427	11,658,491	4,898,941
Provision for contingencies & others		(7,227,370)	8,780,202	54,236,861
(Profit)/loss on sale of fixed assets		(439,077)	(144,093)	(542,579)
Employees stock options expense		7,901,495	7,029,081	5,180,508

	(i)	769,039,744	669,930,251	561,825,505

Adjustments for:
(Increase)/decrease in investments		75,014,144	167,355,354	(158,286,285)
(Increase)/decrease in advances		(1,640,197,486)	(1,782,646,848)	(1,638,931,648)
Increase/(decrease) in deposits		1,980,574,515	2,329,930,107	1,194,663,589
(Increase)/decrease in other assets		(5,176,415)	18,818,794	(165,971,353)
Increase/(decrease) in other liabilities and provisions[1]		229,962,676	302,893,172	277,742,529

	(ii)	640,177,434	1,036,350,579	(490,783,168)

Refund/(payment) of direct taxes	(iii)	(181,164,596)	(133,436,047)	(108,754,258)

Net cash flow from/(used in) operating activities ((i)+(ii)+(iii)) (A)		1,228,052,582	1,572,844,783	(37,711,921)

Cash flow from/(used in) investing activities
Purchase of fixed assets		(47,700,055)	(36,785,464)	(24,676,808)
Proceeds from sale of fixed assets		646,115	698,893	2,874,176
(Purchase)/sale of held to maturity securities		(725,829,665)	(1,423,224,353)	(658,250,590)

Net cash flow from/(used in) investing activities	(B)	(772,883,605)	(1,459,310,924)	(680,053,222)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		14,375,199	11,708,675	9,420,691
Proceeds from long-term borrowings		404,464,948	391,968,191	417,361,966
Repayment of long-term borrowings		(399,331,062)	(391,468,771)	(268,917,978)
Net proceeds/(repayment) of short-term borrowings		106,795,922	181,423,005	124,836,960
Dividend paid		(70,412,665)	(55,985,964)	(34,794,463)

Net cash flow from/(used in) financing activities	(C)	55,892,342	137,645,136	247,907,176

Effect of exchange fluctuation on translation reserve	(D)	1,484,292	4,234,435	3,163,063

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	512,545,611	255,413,430	(466,694,904)

Cash and cash equivalents at beginning of the year	1,627,689,026	1,364,564,928	1,831,259,832
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited as a subsidiary in consolidation during the year	—	7,710,668
Cash and cash equivalents at end of the year	2,140,234,637	1,627,689,026	1,364,564,928

1.	Including adjustments for increase/(decrease) in Policyholder’s funds.

2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 1 - CAPITAL

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024
Authorised capital
12,500,000,000 equity shares of Rs. 2 each (March 31, 2024: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
7,022,335,643 equity shares of Rs. 2 each (March 31, 2024: 6,982,815,731 equity shares)	14,044,671	13,965,631
Add: 99,592,187 equity shares of Rs. 2 each (March 31, 2024: 39,519,912 equity shares) issued during the year[1]	199,184	79,040
	14,243,855	14,044,671

Add: Forfeited equity shares[2]	2,119	2,119

TOTAL CAPITAL	14,245,974	14,046,790

1.	Additions for FY2025 include Rs. 112.0 million on account of issuance of 56,008,117 equity shares by the Bank to the shareholders of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

2.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

SCHEDULE 1A - Employees stock options/units outstanding

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

Opening Balance	14,053,180	7,608,859
Additions during the year[1,2]	8,866,163	7,028,323
Deductions during the year[3]	(2,220,910)	(584,002)
Closing Balance	20,698,433	14,053,180

1.	Represents cost of employee stock options/units of the Bank recognised during the year.

2.	Additions for FY2025 include Rs. 964.7 million towards creation of ESOP reserve by the Bank for the options/units granted to employees of ICICI Securities limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

3.	Represents amount transferred to securities premium on account of exercise of employee stock options/units and to general reserve on lapses of employee stock options/units.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 2 - RESERVES AND SURPLUS

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

I. Statutory reserve
Opening balance	537,999,519	435,778,519
Additions during the year	118,068,000	102,221,000
Deductions during the year	..	..

Closing balance	656,067,519	537,999,519

II. Special reserve[1]
Opening balance	191,585,000	160,232,000
Additions during the year	32,490,000	31,353,000
Deductions during the year	..	..

Closing balance	224,075,000	191,585,000

III. Securities premium
Opening balance	519,436,438	507,229,514
Additions during the year[2,3]	86,696,353	12,206,924
Deductions during the year	..	..

Closing balance	606,132,791	519,436,438

IV. AFS reserve
Opening balance	(313,803)	(639,612)
Impact of transition[4]	20,583,089	..
Additions during the year	1,931,108	325,809
Deductions during the year	..	..

Closing balance	22,200,393	(313,803)

V. Investment fluctuation reserve[5]
Opening balance	31,686,709	21,758,809
Additions during the year	2,586,100	9,927,900
Deductions during the year	..	..

Closing balance	34,272,809	31,686,709

VI. Capital reserve
Opening balance	151,353,548	150,662,553
Additions during the year[6]	68,700	690,995
Deductions during the year	(164,841)	..

Closing balance[7]	151,257,407	151,353,548

VII. Capital redemption reserve
Opening balance	3,500,000	3,500,000
Additions during the year	..	..
Deductions during the year	..	..

Closing balance	3,500,000	3,500,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

(Rs. in thousands)

		At
		March 31, 2025	March 31, 2024

VIII.	Foreign currency translation reserve
	Opening balance	19,828,929	15,594,494
	Additions during the year[8]	1,850,113	4,234,435
	Deductions during the year	(365,821)	..

	Closing balance	21,313,221	19,828,929

IX.	Revaluation reserve
	Opening balance	31,112,741	30,918,416
	Additions during the year[9]	7,828,466	1,174,473
	Deductions during the year[10]	(1,146,044)	(980,148)

	Closing balance	37,795,163	31,112,741

X.	Revenue and other reserves
	Opening balance	148,891,495	141,979,913
	Additions during the year[4]	20,190,304	7,055,888
	Deductions during the year	(5,432,118)	(144,306)

	Closing balance[11,12]	163,649,681	148,891,495

XI.	Balance in profit and loss account	1,183,850,670	898,257,800

TOTAL RESERVES AND SURPLUS		3,104,114,654	2,533,338,376

1.	Includes amount transferred to Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961 by the Bank.

2.	Includes Rs. 16,499.7 million (March 31, 2024 : Rs. 12,206.2 million) on exercise of employee stock options/units.

3.	Additions for FY2025 include Rs. 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

4.	In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, Directions 2023, applicable from April 1, 2024, during FY2025, the Bank has accounted net transition gain of Rs. 20,583.1 million (net of tax) and Rs. 14,082.9 million (net of tax and minority interest) in AFS reserve and General reserve respectively.

5.	Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and FVTPL (including HFT) investments during the period. The amount not less than the lower of net profit on sale of AFS, FVTPL (including HFT) category investments during the period or net profit for the period less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio.

6.	Represents appropriations made by the Bank for profit on sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.

7.	Includes capital reserve on initial/subsequent investment on subsidiaries and associates amounting to Rs. 437.6 million (March 31, 2024: Rs. 437.6 million).

8.	During FY2024, the Bank had transferred accumulated translation loss of Rs. 3,396.6 million related to closure of Bank's Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.

9.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

10.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

11.	Includes Rs. 3,169.3 million towards fair value change account of insurance subsidiaries (March 31, 2024: Rs. 6,841.3 million).

12.	Includes unrealised profit/(loss) pertaining to the investments of venture capital funds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 2A - MINORITY INTEREST

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

Opening minority interest	138,884,162	66,867,526
Subsequent increase/(decrease) during the year[1,2]	9,483,199	72,016,636

CLOSING MINORITY INTEREST	148,367,361	138,884,162

1.	At March 31, 2024, includes minority interest relating to ICICI Lombard General Insurance Company Limited amounting to Rs. 63,102.1 million on becoming a subsidiary.

2.	At March 31, 2025, includes reversal of the minority interest relating to ICICI Securities Limited amounting to Rs. 13,495.5 million on becoming a wholly-owned subsidiary.

SCHEDULE 3 – DEPOSITS

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

A.I. Demand deposits
i) From banks	56,975,019	47,613,641
ii) From others	2,318,588,072	1,940,571,390
II. Savings bank deposits	4,442,542,504	4,060,887,215
III. Term deposits
i) From banks	191,795,037	208,627,693
ii) From others	9,406,473,408	8,178,099,585

TOTAL DEPOSITS	16,416,374,040	14,435,799,524

B. I. Deposits of branches in India	15,897,492,345	13,954,785,283
II. Deposits of branches/subsidiaries outside India	518,881,695	481,014,241

TOTAL DEPOSITS[1]	16,416,374,040	14,435,799,524

1.	Includes deposits amounting to Rs. 966,853.0 million against which lien is marked by the Group in the ordinary course of business (March 31, 2024: Rs. 838,727.2 million).

SCHEDULE 4 - BORROWINGS

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

I. Borrowings In India
i) Reserve Bank of India[1]	107,760,800	26,186,900
ii) Other banks	164,767,032	104,714,012

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024
iii) Financial institutions[2]	645,482,486	661,840,505
iv) Borrowings in the form of
a) Deposits[3]	44,576,176	38,106,055
b) Commercial paper	226,221,340	172,960,808
c) Bonds and debentures (excluding subordinated debt)	514,322,000	525,303,878
v) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	..	..
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	56,102,038	48,594,148

TOTAL BORROWINGS IN INDIA	1,759,231,872	1,577,706,306

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	4,284,358	4,135,575
ii) Bonds and notes	115,344,418	133,372,570
iii) Other borrowings	309,973,805	359,065,557

TOTAL BORROWINGS OUTSIDE INDIA	429,602,581	496,573,702

TOTAL BORROWINGS	2,188,834,453	2,074,280,008

1.	Represents borrowings made by the group under Liquidity Adjustment Facility (LAF) and Standing Liquidity Facility (SLF).

2.	Includes borrowings made by the Group under repo and refinance.
3.	Represents deposits accepted by ICICI Home Finance Company Limited.

4.	Secured borrowings in I and II above amounting to Rs. 278,123.4 million (March 31, 2024: Rs. 266,868.8 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

		(Rs. in thousands)
		At
		March 31, 2025	March 31, 2024

I.	Bills payable	89,702,015	128,193,100
II.	Inter-office adjustments (net)	812,972	420,905
III.	Interest accrued	42,154,332	38,985,508
IV.	Sundry creditors	619,264,081	639,120,659
V.	General provision for standard assets	68,748,943	61,602,061
VI.	Unrealised loss on foreign exchange and derivative contracts	185,821,678	176,519,175
VII.	Others (including provisions)[1]	580,219,627	572,203,527

	TOTAL OTHER LIABILITIES AND PROVISIONS	1,586,723,648	1,617,044,935

1.	Includes contingency provision of the Bank amounting to Rs. 131,000.0 million (March 31, 2024: Rs. 131,000.0 million) and specific provision for standard loans amounting to Rs. 7,684.6 million (March 31, 2024: Rs. 9,795.3 million) of the Bank.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024
I. Cash in hand (including foreign currency notes)	64,936,822	89,558,463
II. Balances with Reserve Bank of India	1,137,472,310	809,871,768
a) In current account	627,042,310	625,031,768
b) In other accounts[1]	510,430,000	184,840,000

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	1,202,409,132	899,430,231

1.	Represents lending made by the group under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024
I. In India
i) Balances with banks
a) in current accounts	2,887,060	3,553,758
b) in other deposit accounts	161,549,141	125,802,157
ii) Money at call and short notice
a) with banks	17,095,000	4,170,250
b) with other institutions[1]	72,514,528	180,191,880

TOTAL	254,045,729	313,718,045

II. Outside India
i) in current accounts	452,527,779	218,885,291
ii) in other deposit accounts	147,811,898	80,151,629
iii) Money at call and short notice	83,440,099	115,503,830

TOTAL	683,779,776	414,540,750

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	937,825,505	728,258,795

1.	Includes lending made by the Group under reverse repo.

SCHEDULE 8 - INVESTMENTS

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024
I. Investments in India [net of provisions]
i) Government securities	5,345,834,889	5,055,928,340
ii) Other approved securities	..	..
iii) Shares (includes equity and preference shares)	274,995,209	219,751,396
iv) Debentures and bonds (including commercial paper and certificate of deposits)	1,256,211,776	967,627,791

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

v) Assets held to cover linked liabilities of life insurance business[1]	1,612,399,043	1,648,424,014
vi) Investment in associates[2]	22,650,041	15,102,339
vii) Others (mutual fund units, pass through certificates, security receipts and other related investments)	211,056,685	222,672,130

TOTAL INVESTMENTS IN INDIA	8,723,147,643	8,129,506,010

II. Investments outside India [net of provisions]
i) Government securities	82,034,298	79,489,098
ii) Others (equity shares, bonds and certificate of deposits)	58,586,167	62,629,942

TOTAL INVESTMENTS OUTSIDE INDIA	140,620,465	142,119,040

TOTAL INVESTMENTS	8,863,768,108	8,271,625,050

A. Investments in India
Gross value of investments[1]	8,694,747,035	8,133,543,306
Less: Aggregate of provision/depreciation/(appreciation)	(28,400,608)	4,037,296

Net investments	8,723,147,643	8,129,506,010

B. Investments outside India
Gross value of investments	141,030,805	146,627,653
Less: Aggregate of provision/depreciation/(appreciation)	410,340	4,508,613

Net investments	140,620,465	142,119,040

TOTAL INVESTMENTS	8,863,768,108	8,271,625,050

1.	Includes net appreciation amounting to Rs. 283,812.3 million (March 31, 2024: Rs. 384,547.0 million) on investments held to cover linked liabilities of life insurance business.

2.	Includes goodwill on consolidation of associates amounting to Rs. 163.1 million (March 31, 2024: Rs. 163.1 million).

SCHEDULE 9 - ADVANCES [net of provisions]

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

A. i) Bills purchased and discounted[1]	463,393,153	500,789,314
ii) Cash credits, overdrafts and loans repayable on demand	4,944,846,572	3,577,416,833
iii) Term loans	8,798,397,399	8,529,555,882

TOTAL ADVANCES	14,206,637,124	12,607,762,029

B. i) Secured by tangible assets (includes advances against book debts)	10,386,986,327	9,000,168,618
ii) Covered by bank/government guarantees	74,837,364	91,804,264
iii) Unsecured	3,744,813,433	3,515,789,147

TOTAL ADVANCES	14,206,637,124	12,607,762,029

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

C. I. Advances in India
i) Priority sector	4,630,104,023	3,739,060,521
ii) Public sector	449,375,474	510,801,139
iii) Banks	15,293,973	16,359,843
iv) Others	8,438,646,608	7,598,518,682

TOTAL ADVANCES IN INDIA	13,533,420,078	11,864,740,185

II. Advances outside India
i) Due from banks	15,217,500	14,422,000
ii) Due from others
a) Bills purchased and discounted	92,213,965	116,325,237
b) Syndicated and term loans	235,599,649	257,939,039
c) Others	330,185,932	354,335,568

TOTAL ADVANCES OUTSIDE INDIA	673,217,046	743,021,844

TOTAL ADVANCES	14,206,637,124	12,607,762,029

1.	Net of bills re-discounted amounting to Nil (March 31, 2024: Rs. 5,000.0 million).

SCHEDULE 10 - FIXED ASSETS

	(Rs. in thousands)
	At
	March 31, 2025	March 31, 2024

I. Premises Gross block
At cost at March 31 of preceding year	102,975,511	94,340,437
Additions during the year[1,4]	13,407,476	9,806,147
Deductions during the year	(1,557,059)	(1,171,073)
Closing balance	114,825,928	102,975,511

Depreciation
At March 31of preceding year	28,099,523	25,545,325
Charge during the year[2,4]	3,288,984	3,196,062
Deductions during the year	(936,197)	(641,864)
Total depreciation	30,452,310	28,099,523

Net block[3]	84,373,618	74,875,988

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	149,044,513	111,002,632
Additions during the year[5,6]	38,213,577	42,594,957
Deductions during the year	(8,895,659)	(4,553,076)
Closing balance	178,362,431	149,044,513

Depreciation
At March 31 of preceding year	94,383,964	73,174,464
Charge during the year[5,6]	22,747,963	25,873,227

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

		(Rs. in thousands)
		At
		March 31, 2025	March 31, 2024
	Deductions during the year	(8,928,875)	(4,663,727)
	Total depreciation	108,203,052	94,383,964

	Net block	70,159,379	54,660,549

III.	Lease assets Gross block
	At cost at March 31 of preceding year	17,900,286	17,902,406
	Additions during the year	1,222,931	530
	Deductions during the year	(209,810)	(2,650)
	Closing balance[7]	18,913,407	17,900,286

	Depreciation
	At March 31 of preceding year	15,034,060	14,835,650
	Charge during the year	301,152	199,375
	Deductions during the year	(13,042)	(965)
	Total depreciation, accumulated lease adjustment and provisions	15,322,170	15,034,060

	Net block	3,591,237	2,866,226

TOTAL FIXED ASSETS		158,124,234	132,402,763

1.	Includes revaluation gain amounting to Rs. 7,828.5 million (March 31, 2024: Rs. 1,194.7 million) on account of revaluation carried out by the Bank and its housing finance subsidiary.

2.	Including depreciation charge on account of revaluation of Rs. 848.0 million for the year ended March 31, 2025 (year ended March 31, 2024: Rs. 812.5 million).

3.	Includes assets amounting to Rs. 1.9 million of the Bank (March 31, 2024: Rs. 8.8 million) which are held for sale.

4.	At March 31, 2024, includes premises cost amounting to Rs. 3,723.1 million and accumulated depreciation amounting to Rs. 305.5 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.

5.	At March 31, 2024, includes other fixed assets cost amounting to Rs. 12,054.0 million and accumulated depreciation amounting to Rs. 9,567.3 million pertaining to ICICI Lombard General Insurance Company Limited on becoming a subsidiary w.e.f. February 29, 2024.

6.	At March 31, 2024, includes other fixed assets cost amounting to Rs. 47.5 million and accumulated depreciation amounting to Rs. 43.8 million pertaining to I-Process Services (India) Private Limited on becoming a subsidiary w.e.f. March 20, 2024.

7.	Includes assets taken on lease by the Bank amounting to Rs. 2,198.8 million (March 31, 2024: Rs. 1,185.7 million).

SCHEDULE 11 – OTHER ASSETS

		(Rs. in thousands)
		At
		March 31, 2025	March 31, 2024

I.	Inter-office adjustments (net)	..	..
II.	Interest accrued	238,378,033	208,551,090
III.	Tax paid in advance/tax deducted at source (net)	6,929,092	12,595,878
IV.	Stationery and stamps	275,386	251,899
V.	Non-banking assets acquired in satisfaction of claims[1,2]	..	..
VI.	Advance for capital assets	10,732,726	8,831,572
VII.	Deposits	107,877,248	72,688,283
VIII.	Deferred tax asset (net) (refer note 18.10)	48,410,016	63,115,807
IX.	Deposits in Rural Infrastructure and Development Fund	134,932,128	200,918,559
X.	Unrealised gain on foreign exchange and derivative contracts	161,647,519	169,989,164
XI.	Others	259,873,571	239,467,536

TOTAL OTHER ASSETS		969,055,719	976,409,788

1.	Assets amounting to Rs. 9.1 million were transferred from banking assets to non-banking asset by the Bank during the year ended March 31, 2025 (year ended March 31, 2024: Rs. 2.6 million). Assets amounting to Rs. 727.1 million were sold by the Bank during the year ended March 31, 2025 (year ended March 31, 2024: Rs. 827.7 million).

2.	Net of provision held by the Bank amounting to Rs. 27,475.0 million (March 31, 2024: Rs. 28,189.9 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 12 - CONTINGENT LIABILITIES

		(Rs. in thousands)
		At
		March 31, 2025	March 31, 2024

I.	Claims against the Group not acknowledged as debts	166,956,057	110,275,158
II.	Liability for partly paid investments	4,079,021	3,573,880
III.	Liability on account of outstanding forward exchange contracts[1]	17,435,254,509	15,786,739,940
IV.	Guarantees given on behalf of constituents
	a) In India	1,661,358,147	1,365,548,848
	b) Outside India	120,341,685	121,463,607
V.	Acceptances, endorsements and other obligations	662,291,596	514,009,699
VI.	Currency swaps[1]	770,171,066	541,254,033
VII.	Interest rate swaps, currency options and interest rate futures[1]	57,930,748,878	39,017,579,690
VIII.	Other items for which the Group is contingently liable	98,806,905	117,718,482

TOTAL CONTINGENT LIABILITES		78,850,007,864	57,578,163,337

1.	Represents notional amount.

SCHEDULE 13 - INTEREST EARNED

		(Rs. in thousands)
		Year ended
		March 31, 2025	March 31, 2024	March 31, 2023

I.	Interest/discount on advances/bills	1,332,437,089	1,165,897,763	879,292,351
II.	Income on investments (including dividend)	473,025,439	381,070,710	279,050,297
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	34,286,557	26,498,839	23,054,570
IV.	Others[1,2]	23,565,556	21,691,940	29,270,880

TOTAL INTEREST EARNED		1,863,314,641	1,595,159,252	1,210,668,098

1.	Includes interest on income tax refunds amounting to Rs. 2,034.7 million (March 31, 2024: Rs. 2,828.2 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SCHEDULE 14 - OTHER INCOME

		(Rs. in thousands)
		Year ended

		March 31, 2025	March 31, 2024	March 31, 2023

I.	Commission, exchange and brokerage	277,661,551	235,718,656	196,484,672
II.	Profit/(loss) on sale of investments (net)	36,975,602	36,689,228	12,730,117
III.	Profit/(loss) on revaluation of investments (net)	15,364,503	1,182,467	(1,317,590)
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	439,077	144,093	542,579
V.	Profit/(loss) on exchange/derivative transactions (net)	39,505,447	30,860,575	30,509,008
VI.	Premium and other operating income from insurance business	709,008,343	458,528,108	411,367,848
VII.	Miscellaneous income (including lease income)	3,600,179	2,094,893	803,278

TOTAL OTHER INCOME		1,082,554,702	765,218,020	651,119,912

1.	Includes profit/(loss) on sale of assets given on lease.

SCHEDULE 15 - INTEREST EXPENDED

	(Rs. in thousands)
	Year ended

	March 31, 2025	March 31, 2024	March 31, 2023

I. Interest on deposits	716,478,741	587,844,555	394,765,407
II. Interest on Reserve Bank of India/inter-bank borrowings	41,684,988	32,114,853	13,380,975
III. Others (including interest on borrowings of erstwhile ICICI Limited)	132,112,800	121,122,219	97,287,497

TOTAL INTEREST EXPENDED	890,276,529	741,081,627	505,433,879

SCHEDULE 16 - OPERATING EXPENSES

(Rs. in thousands)

	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023

I. Payments to and provisions for employees	236,299,361	191,719,774	152,341,687
II. Rent, taxes and lighting[1]	22,804,087	17,054,394	15,846,567
III. Printing and stationery	3,185,496	3,610,245	2,713,187
IV. Advertisement and publicity	28,437,327	28,292,745	32,807,911
V. Depreciation on property	25,972,008	19,152,745	14,946,054
VI. Depreciation (including lease equalisation) on leased assets	301,152	199,361	199,538
VII. Directors' fees, allowances and expenses	209,214	146,009	137,405
VIII. Auditors' fees and expenses	348,676	264,719	248,666
IX. Law charges	1,904,460	1,494,968	1,771,894
X. Postages, courier, telephones, etc.	9,681,053	8,875,883	7,475,175
XI. Repairs and maintenance	38,200,665	36,171,827	34,644,161
XII. Insurance	15,714,195	16,843,829	14,788,575
XIII. Direct marketing agency expenses	24,057,542	37,986,800	32,599,179
XIV. Claims and benefits paid pertaining to insurance business	225,451,163	78,282,341	53,426,955
XV. Other expenses pertaining to insurance business[2]	512,610,643	424,318,817	363,124,210
XVI. Other expenditure[3,4]	132,822,729	113,413,465	97,319,068

TOTAL OPERATING EXPENSES	1,277,999,771	977,827,922	824,390,232

1.	Includes lease expense amounting to Rs. 17,106.1 million (March 31, 2024: Rs. 13,877.7 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

3.	Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to Rs. 20,038.5 million (March 31, 2024: Rs. 16,428.5 million).

4.	Includes expenses on reward program by the Bank amounting to Rs. 21,651.0 million (March 31, 2024: Rs. 18,414.8 million).

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

ICICI Bank Limited (‘the Bank’), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

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

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (‘Indian GAAP’), the guidelines issued by the Reserve Bank of India (‘RBI’), Securities and Exchange Board of India (‘SEBI’), Insurance Regulatory and Development Authority of India (‘IRDAI’) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the historical cost convention and the accrual method of accounting except where otherwise stated. Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023. In case the accounting policies followed by a subsidiary are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited[1]	India	Subsidiary	Securities broking and merchant banking	100.00%
4.	ICICI Securities Holdings Inc.[2]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[2]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[3]	India	Subsidiary	Pension fund management and Points of Presence	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	51.03%
14.	ICICI Lombard General Insurance Company Limited[4]	India	Subsidiary	General insurance	51.55%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	I-Process Services (India) Private Limited[5]	India	Subsidiary	Manpower support services	100.00%
18.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Venture capital fund	100.00%
19.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[6,7]	India	Associate	Merchant acquiring and servicing	19.01%
20.	NIIT Institute of Finance Banking and Insurance Training Limited[7]	India	Associate	Education and training in banking, finance and insurance	18.79%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
21.	India Infradebt Limited[7]	India	Associate	Infrastructure re-finance	42.33%
22.	India Advantage Fund-III[7]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV7	India	Associate	Venture capital fund	47.14%
24.	Arteria Technologies Private Limited[7]	India	Associate	Software company	19.98%
1.	On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.

2.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc.

3.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

4.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

5.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

6.	The Bank had executed a share purchase agreement for sale of its entire shareholding of 19.01% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited), an associate of the Bank, on March 29, 2025. The share transfer was completed subsequently and FISERV ceased to be an associate of the Bank effective April 17, 2025.

7.	These entities have been accounted as per the equity method as prescribed by AS-23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS-23, since the investment is temporary in nature. During year ended March 31, 2024, Comm Trade Services Limited had not been consolidated under AS-21, since the investment was temporary in nature. During` the year ended March 31, 2025, Comm Trade Services Limited has been wound up.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

SIGNIFICANT ACCOUNTING POLICIES

1.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

c)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f)	Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g)	Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h)	The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight-line basis over one year.

i)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

j)	Penal charge is recognised as income on realisation basis.

k)	All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

l)	Fund management and portfolio management fees are recognised on an accrual basis.

m)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

n)	Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account premium. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

o)	In case of general insurance business, premium including reinsurance accepted (net of goods & services tax) other than for multi-year (with term more than one year) motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 – General Insurance dated June 11, 2024) insurance policies issued on or after October 1, 2024, is recorded on receipt of complete information, for the policy period at the commencement of risk. For government sponsored crop insurance, the premium is accounted based on management estimates that are progressively actualised on receipt of information. For installment cases, premium is recorded on installment due dates. Reinstatement premium is recorded as and when such premiums are recovered. Premium earned including reinstatement premium and reinsurance accepted is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate on a gross basis other than instalment premiums received for group health policies, wherein the instalment premiums are recognised over the balance policy period. Any subsequent revisions to premium as and when they occur are recognised over the remaining period of risk or contract period, as applicable.

In case of multi-year motor insurance policies for new cars and new two wheelers (third party liability coverage) issued on or after September 1, 2018 and other long-term products (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 - General Insurance dated June 11, 2024) issued on or after October 1, 2024, premium received (net of goods & services tax) is recognised equally over the policy period at the commencement of risk on 1/n basis where “n” denotes the policy duration and premium received for own damage coverage under multi-year motor policy up to October 1, 2024 is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under government sponsored crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective treaties. Any changes in the previously accrued commission is recognised immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

p)	In case of life insurance business, reinsurance premium ceded/accepted is accounted in accordance with the terms of the relevant treaties/arrangements with the reinsurer/insurer. Premium ceded on reinsurance is net of profit commission on reinsurance ceded.

q)	In case of general insurance business, insurance premium on ceding of the risk other than for multi-year motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product insurance policies issued on or after October 1, 2024, is recognised simultaneously along with the insurance premium in accordance with reinsurance arrangements with the reinsurers. In case of multi-year motor insurance policies for new cars and new two wheelers issued on or after September 1, 2018 and other long-term product insurance policies issued on or after October 1, 2024, reinsurance premium is recognised on the insurance premium allocated for the year simultaneously along with the recognition of the insurance premium in accordance with the reinsurance arrangements with the reinsurers. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to reinsurance premium arising on cancellation of policies is recognised in the period in which the policies are cancelled. Adjustments to reinsurance premium for corrections to area covered under crop insurance are recognised simultaneously along with related premium income.

In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs (related to claims handling) exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The premium deficiency is calculated and duly certified by the Appointed Actuary.

2.	Investments

i)	Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. Other domestic subsidiaries (excluding insurance subsidiaries) were following generally accepted accounting principles in India (Indian GAAP).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

With effect from April 1, 2024, the Bank and domestic subsidiaries (excluding insurance subsidiaries) implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, the significant accounting policies with respect to investments have been modified as stated below:

a.	All investments are recognised at fair value on initial recognition, primarily the acquisition cost. Where facts and circumstances suggest that the fair value is materially different from the acquisition cost, the difference between the fair value and the acquisition cost is recognised in accordance with RBI guidelines.

b.	All investments are classified into ‘Held to Maturity’ (HTM), ‘Available for Sale’ (AFS) and ‘Fair value through Profit and Loss account’ (FVTPL) including ‘Held for Trading’ (HFT) which is a separate investment sub-category within FVTPL on the date of purchase as per the extant RBI guidelines on classification, valuation and operation of investment portfolio by Banks. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, and (e) others. Further, all the investments including debt investments in subsidiaries, joint ventures and associates are classified in separate category.

c.	Investments are classified as HTM if:

1)	the security is acquired with the intention and objective of holding it to maturity, i.e., the financial assets are held with an objective to collect the contractual cash flows; and

2)	the contractual terms of the security give rise to cash flows that are solely payments of principal and interest on principal outstanding (‘SPPI criterion’) on specified dates.

HTM securities are carried at cost. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

d.	Investments are classified as AFS if:

1)	the security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities; and

2)	the contractual terms of the security meet the ‘SPPI criterion’.

Further, certain equity investments are also designated as AFS investments, where on initial recognition; the Bank and domestic subsidiaries (excluding insurance subsidiaries) has made an irrevocable election to classify such equity investments as AFS investments.

Investments classified as AFS are fair valued periodically as per RBI guidelines. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The unrealised gain or loss across all performing AFS investments (adjusted for effect of taxes, if any) is recognised in ‘AFS reserves’.

e.	Securities that do not qualify for inclusion in HTM or AFS are classified under FVTPL. There is a separate sub-category called HFT within FVTPL. The HFT investments primarily include listed

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account equity investments (except for equity investments designated as AFS investments) and debt securities acquired with an intent to sale.

Investments classified as FVTPL are fair valued periodically as per RBI guidelines. Any premium or discount over the face value of fixed rate and floating rate/staggered securities acquired which pass the SPPI criterion is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The unrealised gain or loss across all performing FVTPL investments is aggregated across all categories and net appreciation/depreciation is recognised in profit and loss account.

f.	All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The Bank and domestic subsidiaries (excluding insurance subsidiaries) assesses investments in subsidiaries, joint ventures and associates for any other than temporary diminution in value and appropriate provisions are made.

g.	Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

h.	For the purpose of initial recognition and subsequent measurement investments are fair valued based on RBI guidelines. Securities are valued scrip-wise.

i.	Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

j.	The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the AFS and FVTPL categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

k.	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

l.	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Rs.1, as per RBI guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

m.	Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Funds (AIFs) are categorised under FVTPL and are valued at the net asset value (NAV) declared by the VCFs/AIFs respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCFs/AIFs are valued at Rs. 1, as per RBI guidelines.

n.	The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

o.	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank and domestic subsidiaries (excluding insurance subsidiaries) reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided. The provision on the fully provided security receipts including receipts guaranteed by Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

p.	Impairment of non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

q.	Gain/loss on sale of investments except AFS equity investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method. The realised gain or loss on AFS equity investments is recognised in AFS reserve. Further, the profit from sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments, net of taxes and transfer to statutory reserve is appropriated to “Capital Reserve” in accordance with the RBI guidelines.

r.	The Bank and domestic subsidiaries (excluding insurance subsidiaries) undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market gain/loss is charged to profit and loss account as per RBI guidelines.

s.	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/‘Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in AFS reserves. Further unrealised gain/loss on investment in ‘HFT’/‘Fair Value Through Profit and Loss’

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

(FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/‘amortised cost’ category are carried at amortised cost.

In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.	All debt securities including government securities and redeemable preference shares are considered as ‘held to maturity’ and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE). Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity shares are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower. Equity shares are classified as non-traded if the same is not quoted on NSE/BSE for preceding 30 days from the valuation date.

c.	Mutual fund units are valued based on the previous day’s net asset value.

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

The total proportion of investments other than linked investments, for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 22.66% of the total investments at March 31, 2025.

3.	Loans and other credit facilities

i)	The Bank and domestic subsidiaries (excluding insurance subsidiaries) classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the respective host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI. Interest on non-performing advances is transferred to an interest suspense account and not recognised in profit and loss account until received.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank and domestic subsidiaries (excluding insurance subsidiaries) grants concessions to the borrower, that the Bank and domestic subsidiaries (excluding insurance subsidiaries) would not otherwise consider. The moratorium granted to the borrowers based on RBI guidelines is not accounted as restructuring of loan. Certain specified guidelines by RBI requires the asset classification to be maintained as “Standard”. Therefore, the borrowers where resolution plan was implemented under these guidelines are classified as standard restructured.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Non-performing and restructured loans are upgraded to standard as per the extant RBI guidelines or host country regulations, as applicable.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets as per internal provisioning norms, subject to minimum provisioning requirements of RBI. Loss assets and the unsecured portion of doubtful assets are fully provided. For impaired loans and advances held in overseas branches, which are performing as per RBI guidelines, provisions are made as per the host country regulations. For loans and advances held in overseas branches, which are NPAs both as per the RBI guidelines and host country guidelines, provisions are made at the higher of the provisions required as per internal provisioning norms and host country guidelines, provisions on non-performing retail loans and advances, subject to minimum provisioning requirements of RBI, are made on the basis of the ageing of the loan. The specific provisions on non-performing loans and advances held by the Bank and domestic subsidiaries (excluding insurance subsidiaries) are higher than the minimum regulatory requirements.

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

The Bank and domestic subsidiaries (excluding insurance subsidiaries) holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes provision on restructured loans subject to minimum requirements as per RBI guidelines. Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

The NPAs are written-off in accordance with the internal policy and in accordance with RBI guidelines. Amounts recovered against bad debts written-off are recognised in the profit and loss account.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector, provision on exposures to step-down subsidiaries of Indian companies and provision on incremental exposure to borrowers identified as per RBI’s large exposure framework. For performing loans and advances in overseas branches, the general provision is made at higher of aggregate provision required as per host country regulations and RBI requirement.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank’s net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes additional provisions as per RBI guidelines for the cases where viable resolution plan has not been implemented within the timelines prescribed by the RBI from the date of default. These additional provisions are written-back on satisfying the conditions for reversal as per RBI guidelines.

The Bank and domestic subsidiaries (excluding insurance subsidiaries), on prudent basis, has made contingency provision on certain loan portfolios, following the Covid-19 pandemics as well as specific geo-political escalations. The Bank also makes additional contingency provision on certain standard assets. The contingency provision is included in ‘Schedule 5 - Other Liabilities and Provisions’.

The Bank has a Board approved policy for making floating provision, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement if extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii)	In the case of the Bank’s UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iii)	The Bank’s Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD) and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a life time PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 2.74 % of the total loans at March 31, 2025.

4.	Transfer and servicing of assets

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

5.	Fixed assets (Property, Plant and Equipment)

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

Depreciation is charged over the estimated useful life of fixed assets on a straight-line basis. Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised. The Group assets individually costing up to Rs. 5,000/- are depreciated fully in the year of acquisition.

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

The useful lives of the groups of fixed assets are given below.

Assets	Useful life
Premises	60 years
Lease assets and improvement to leasehold properties	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and Machinery[1] (including office equipment)	3 - 10 years
Electric installation and equipments	3 - 15 years
Computers	3 - 4 years
Servers and network equipment[1]	3 - 10 years
Furniture and fixtures[1]	3 - 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	2 - 6 years
1.	The useful life of fixed assets is based on historical experience of the Group, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

2.	Cash acceptor machine.

3.	Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.

4.	Assets at residences of Bank’s employees are depreciated over the estimated useful life of 5 years.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

6.	Translation of foreign currency items

The consolidated financial statements of the Group are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches, offshore banking units and foreign subsidiaries) are translated at quarterly average closing rates.

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

7.	Foreign exchange and derivative contracts

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

8.	Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)

The following entities within the Group have granted stock options/units to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

•	ICICI Securities Limited

The Employees Stock Option Scheme - 2000 (Option Scheme) of the Bank provides for grant of options on the Bank’s equity shares to wholetime directors and employees of the Bank and its subsidiaries. The options granted vest in a graded manner and may be exercised within a specified period.

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

Pursuant to RBI clarification dated August 30, 2021, the cost of stock options/units granted after March 31, 2021 is recognised based on fair value method. The cost of stock options/units granted up to March 31, 2021 continues to be recognised on intrinsic value method. The Bank uses Black-Scholes model to fair value the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account options/units on the grant date and the inputs used in the valuation model include assumptions such as the expected life of the share option/units, volatility, risk free rate and dividend yield.

The cost of stock options/units is recognised in the profit and loss account over the vesting period.

In case of modification/cancellations and replacements of options/units already granted, the Bank measures the incremental fair value of options/units as a difference between the fair value of modified options/units and that of the original options/units both measured on the modification date and recognises the same over the remaining vesting period.

On exercise of the stock options/units, corresponding balance in Employee Stock Options/Units Outstanding is transferred to Securities Premium. In respect of the options/units lapses, the corresponding balance in Employee Stock Options/Units Outstanding is transferred to General Reserve.

ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited have also formulated similar stock options/units schemes for their employees for grant of equity shares of their respective companies. The intrinsic value method is followed by ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited to account for their stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the closing price on the stock exchange with the highest trading volume of the underlying shares of the Bank, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, immediately prior to the grant date.

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

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account accounted for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

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

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

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

11.	Impairment of assets

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

12.	Provisions, contingent liabilities and contingent assets

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

13.	Earnings per share

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

14.	Share issue expenses

Share issue expenses are deducted from Securities Premium Account in terms of Section 52 of the Companies Act, 2013.

15.	Bullion transaction

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

16.	Lease transactions

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

17.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, rupee digital currency, foreign currency notes, balances with RBI, balances with other banks and money at call and short notice.

18.	Segment Reporting

The disclosure related to segment information is in accordance with AS-17, Segment Reporting and as per guidelines issued by RBI.

19.	Corporate Social Responsibility

Expenditure towards corporate social responsibility, in accordance with Companies Act, 2013, is recognised in the profit and loss account.

20.	Claims and benefits paid

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims receivable are accounted for in the period in which the claim is intimated and are netted off against benefits paid. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

21.	Liability for life policies in force

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

22.	Reserve for unexpired risk

Reserve for unexpired risk is recognised net of reinsurance ceded and represents premium written that is attributable to and is to be allocated to succeeding accounting periods. For fire, marine cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

23.	Actuarial method and valuation

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

An unexpired risk reserve and a reserve in respect of claims incurred but not reported is held for contracts wherein there is a possibility of lag in intimation of claims.

The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ult.” mortality table for assurances and “Indian Individual Annuitant’s Mortality Table (2012-15)” table for annuities, adjusted to reflect expected experience. Morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Expenses are provided for at least at current levels, in respect of renewal expenses, with no allowance for future improvements.

24.	Acquisition costs for insurance business

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

Basic and diluted earnings per equity share are computed in accordance with AS 20 - Earnings per share. Basic earnings per equity share is computed by dividing net profit/(loss) after tax by the weighted average number of equity shares outstanding during the period/year. Diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

	Year ended March 31, 2025	Year ended March 31, 2024
Net profit/(loss) attributable to equity shareholders used in computation of Basic EPS	510,292.0	442,563.7
Less: Dilution impact of options granted by subsidiary and associate companies	(418.0)	(688.3)
Net profit/(loss) attributable to equity shareholders used in computation of Diluted EPS	509,874.0	441,875.4
Nominal value per share (Rs.)	2.00	2.00
Basic earnings per share (Rs.)	72.41	63.19
Effect of potential equity shares (Rs.)	(1.27)	(1.23)
Diluted earnings per share (Rs.)[1]	71.14	61.96
Reconciliation between weighted shares used in computation of basic and diluted earnings per share
Weighted average number of equity shares outstanding used in computation of Basic EPS	7,047,535,896	7,003,943,116
Add: Effect of potential equity shares	119,746,543	128,245,813
Weighted average number of equity shares outstanding used in computation of Diluted EPS	7,167,282,439	7,132,188,929
1.	The dilutive impact is due to options/units granted to employees by the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/others

Sr. no.	Name of the entity	Nature of relationship
1.	ICICI Lombard General Insurance Company Limited[1]	Associate
2.	Arteria Technologies Private Limited	Associate
3.	India Advantage Fund-III	Associate
4.	India Advantage Fund-IV	Associate
5.	India Infradebt Limited	Associate
6.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[2]	Associate
7.	I-Process Services (India) Private Limited[3]	Associate
8.	NIIT Institute of Finance, Banking and Insurance Training Limited	Associate
9.	Comm Trade Services Limited[4]	Other related entity
10.	ICICI Foundation for Inclusive Growth	Other related entity
11.	Cheryl Advisory Private Limited	Enterprises over which KMP/relatives of KMP have control/significant influence
12.	Chamunda Diamonds[5]	Enterprises over which KMP/relatives of KMP have control/significant influence
13.	Procedium Strategy LLP[6]	Enterprises over which KMP/relatives of KMP have control/significant influence
14.	FactoryOS Private Limited[6]	Enterprises over which KMP/relatives of KMP have control/significant influence
1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2.	The Bank had executed a share purchase agreement for sale of its entire shareholding of 19% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited), an associate of the Bank, on March 29, 2025. The share transfer was completed subsequently and FISERV ceased to be an associate of the Bank effective April 17, 2025.

3.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

4.	Comm Trade Services Limited ceased to be a related entity from Q1-2025.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

5.	Chamunda Diamonds considered as a related entity from Q1-2025.

6.	Procedium Strategy LLP and FactoryOS Private Limited are considered as related entities from Q4-2025.

Key management personnel

Sr. no.	Name of the Key management personnel	Relatives of the Key management personnel
1.	Mr. Sandeep Bakhshi	• Ms. Mona Bakhshi • Mr. Shivam Bakhshi • Ms. Aishwarya Bakhshi • Ms. Esha Bakhshi • Ms. Minal Bakhshi • Mr. Sameer Bakhshi • Mr. Ritwik Thakurta • Mr. Ashwin Pradhan • Ms. Radhika Bakhshi
2.	Mr. Anup Bagchi (up to April 30, 2023)	• Ms. Mitul Bagchi • Mr. Aditya Bagchi • Mr. Shishir Bagchi • Mr. Arun Bagchi
3.	Mr. Sandeep Batra	• Mr. Pranav Batra • Ms. Arushi Batra • Mr. Vivek Batra • Ms. Veena Batra • Mr. Sarthak Shah
4.	Mr. Rakesh Jha	• Mr. Narendra Kumar Jha • Mr. Navin Ahuja • Mr. Sharad Bansal • Ms. Aparna Ahuja • Ms. Apoorva Jha Bansal • Ms. Pushpa Jha • Ms. Sanjali Jha • Ms. Swati Jha • Mr. Rajesh Jha • Mr. Sachchit Jha
5.	Mr. Ajay Kumar Gupta (w.e.f. March 15, 2024)

•         Dr. Shabnam Gupta

•         Mr. Akhil Gupta

•         Mr. Aneesh Gupta

•         Mr. Ashok Gupta

•         Mr. Vinay Gupta

•         Ms. Aparna Gupta

•         Ms. Madhu Gupta

•         Ms. Rita Agarwal

•         Ms. Shanti Gupta

•         Ms. Maitri Thakker

•         Shyam Lall Gupta HUF

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

		Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Interest income	645.4	380.2
Associates/others	643.4	379.3
Key management personnel	2.0	0.9

Income from services rendered	329.8	1,589.2
Associates/others	327.8	1,588.4
Key management personnel	1.9	0.6
Relatives of key management personnel	0.1	0.2

Gain/(loss) on forex and derivative transactions (net)	..	61.6
Associates/others	..	61.6

Dividend income	106.5	2,582.9
Associates/others	106.5	2,582.9

Income from shared services	27.1	243.4
Associates/others	27.1	243.4

Insurance claims received	..	40.1
Associates/others	..	40.1

Interest expense	115.4	218.0
Associates/others	83.9	193.8
Key management personnel	21.6	14.4
Relatives of key management personnel	9.9	9.8

Expenses for services received	1,193.4	13,043.6
Associates/others	1,193.4	13,043.6

Insurance premium paid	..	3,288.0
Associates/others	..	3,288.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

		Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Expenses for shared services and other payments	..	5.0
Associates/others	..	5.0

Insurance claims, surrenders and annuities paid	4.3	44.1
Associates/others	3.7	43.6
Key management personnel	0.6	0.5

CSR expenses	9,093.9	5,882.3
Associates/others	9,093.9	5,882.3

Volume of fixed deposits accepted	17,281.1	11,834.1
Associates/others	16,881.7	11,718.6
Key management personnel	309.5	84.9
Relatives of key management personnel	89.9	30.6

Purchase of investments	..	3,904.1
Associates/others	..	3,904.1

Sale of Investments	..	23,777.9
Associates/others	..	23,777.9

Capital Infusion	5.8	..
Associates/others	5.8	..

Investments in the securities issued by related parties	27,497.3	20,937.8
Associates/others	27,497.3	20,937.8

Redemption/buyback of Investments by related parties	328.2	2,500.0
Associates/others	328.2	2,500.0

Purchase of fixed assets	2.7	1.7
Associates/others	2.7	1.7

Forex/swaps/derivatives and forwards transactions entered (notional value)	763.7	6,939.8
Associates/others	763.7	6,939.8

Guarantees/letters of credit given by the Group	140.3	0.1
Associates/others	140.3	0.1

Insurance premium received	25.8	49.4
Associates/others	19.9	48.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

		Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Key management personnel	0.4	0.3
Relatives of key management personnel	5.5	0.4

Remuneration to wholetime directors[1]	365.1	287.0
Key management personnel	365.1	287.0

Dividend paid	21.8	5.2
Key management personnel	14.1	4.3
Relatives of key management personnel	7.7	0.9

Value of employee stock options exercised	476.6	86.3
Key management personnel	476.6	86.3

Reimbursement of expenses paid	2.1	..
Key management personnel	2.1	..
1.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

2.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

3.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

4.	0.0 represents insignificant amount.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

			Rs. in million
Particulars		Year ended March 31, 2025	Year ended March 31, 2024
Interest income
1	India Infradebt Limited	633.6	365.5
Income from services rendered
1	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	276.8	100.2
2	India Infradebt Limited	50.0	42.5
3	ICICI Lombard General Insurance Company Limited	N.A.	1,445.6
Gain/(loss) on forex and derivative transactions (net)
1	ICICI Lombard General Insurance Company Limited	N.A.	61.6
Dividend income
1	India Infradebt Limited	106.5	106.5
2	ICICI Lombard General Insurance Company Limited	N.A.	2,476.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

			Rs. in million
Particulars		Year ended March 31, 2025	Year ended March 31, 2024
Income from shared services
1	ICICI Foundation for Inclusive Growth	27.0	36.6
2	ICICI Lombard General Insurance Company Limited	N.A.	169.6
3	I-Process Services (India) Private Limited	N.A.	27.0
Insurance claims received
1	ICICI Lombard General Insurance Company Limited	N.A.	40.1
Interest expense
1	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	29.3	17.9
2	Arteria Technologies Private Limited	20.7	15.1
3	ICICI Foundation for Inclusive Growth	18.3	15.0
4	NIIT Institute of Finance, Banking and Insurance Training Limited	15.6	10.7
5	Mr. Rakesh Jha	16.8	11.6
6	ICICI Lombard General Insurance Company Limited	N.A.	116.5
Expenses for services received
1	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	1,050.6	2,085.4
2	I-Process Services (India) Private Limited	N.A.	10,885.4
3	Arteria Technologies Private Limited	142.8	72.8
Insurance Premium paid
1	ICICI Lombard General Insurance Company Limited	N.A.	3,288.0
Expenses for shared services and other payments
1	ICICI Lombard General Insurance Company Limited	N.A.	5.0
Insurance claims, surrenders and annuities paid
1	ICICI Foundation for Inclusive Growth	3.7	1.1
2	ICICI Lombard General Insurance Company Limited	N.A.	42.5
3	Mr. Sandeep Bakhshi	0.5	0.5
CSR expenses
1	ICICI Foundation for Inclusive Growth	9,093.9	5,882.3
Volume of fixed deposits accepted
1	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	16,255.0	5,330.0
2	I-Process Services (India) Private Limited	N.A.	5,952.9
Purchase of investments
1	ICICI Lombard General Insurance Company Limited	N.A.	3,904.1
Sale of Investments
1	India Infradebt Limited	..	7,617.1
2	ICICI Lombard General Insurance Company Limited	N.A.	16,160.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

			Rs. in million
Particulars		Year ended March 31, 2025	Year ended March 31, 2024
Investments in the securities issued by related parties
1	India Infradebt Limited	27,497.3	20,937.8
Capital Infusion
1	Arteria Technologies Private Limited	5.8	..
Redemption/buyback of investments by related parties
1	India Infradebt Limited	..	2,500.0
2	India Advantage Fund- IV	185.3	..
3	India Advantage Fund- III	142.9	..
Purchase of fixed assets
1	Arteria Technologies Private Limited	2.7	1.7
Forex/swaps/derivatives and forwards transactions entered (notional value)
1	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	647.4	590.4
2	Arteria Technologies Private Limited	116.4	59.5
3	ICICI Lombard General Insurance Company Limited	N.A.	6,289.9
Guarantees/letters of credit given by the Group
1	NIIT Institute of Finance, Banking and Insurance Training Limited	0.0	0.1
2	ICICI Foundation for Inclusive Growth	140.3	..
Insurance premium received
1	ICICI Lombard General Insurance Company Limited	N.A.	47.2
2	ICICI Foundation for Inclusive Growth	14.7	1.0
3	India Infradebt Limited	2.8	0.6
4	Ms. Aparna Gupta	5.0	..
Remuneration to wholetime directors
1	Mr. Sandeep Bakhshi	104.5	99.7
2	Mr. Sandeep Batra	91.3	86.7
3	Mr. Rakesh Jha	89.6	84.0
4	Mr. Ajay Kumar Gupta	79.7	2.9
5	Mr. Anup Bagchi	N.A.	13.7
Dividend paid
1	Mr. Sandeep Bakhshi	4.1	2.2
2	Mr. Sandeep Batra	3.5	1.4
3	Mr. Rakesh Jha	0.6	0.7
4	Mr. Ajay Kumar Gupta	5.9	..
5	Mr. Shivam Bakhshi	4.1	0.3
Value of employee stock options exercised

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

			Rs. in million
Particulars		Year ended March 31, 2025	Year ended March 31, 2024
1	Mr. Sandeep Bakhshi	213.8	34.5
2	Mr. Sandeep Batra	121.4	13.3
3	Mr. Rakesh Jha	99.8	38.5
4	Mr. Ajay Kumar Gupta	41.6	..
Reimbursement of expenses paid
1	Mr. Rakesh Jha	0.6	..
2	Mr. Sandeep Batra	0.7	..
3	Mr. Ajay Kumar Gupta	0.8	..
1.	0.0 represents insignificant amount.

2.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

3.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2025	At March 31, 2024
Deposits accepted	2,068.4	2,518.0
Associates/others	1,385.0	2,023.1
Key management personnel	496.5	350.8
Relatives of key management personnel	186.9	144.1
Investments of related parties in the Group	9.2	8.5
Key management personnel	2.9	2.5
Relatives of key management personnel	6.3	6.0
Payables	5,103.7	3,159.4
Associates/others	5,102.4	3,158.4
Key management personnel	0.2	0.2
Relatives of key management personnel	1.1	0.8
Investments of the Group	12,735.1	11,736.7
Associates/others	12,735.1	11,736.7
Advances by the Group	119.6	192.6
Associates/others	72.9	123.0
Key management personnel	45.4	68.8
Relatives of key management personnel	1.3	0.8
Receivables	221.0	238.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Items	At March 31, 2025	At March 31, 2024
Associates/others	221.0	238.6
Key management personnel	..	..
Relatives of key management personnel	0.0	0.0
Guarantees issued by the Group	197.7	60.2
Associates/others	197.7	60.2
1.	0.0 represents insignificant amount.

V.	Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

Rs. in million

Items	Year ended March 31, 2025	Year ended March 31, 2024
Deposits accepted
Key management personnel	727.3	351.2
Relatives of key management personnel	197.1	144.1
Investments of related parties in the Group[1]
Key management personnel	3.1	2.5
Relatives of key management personnel	6.3	6.0
Payables[1]
Key management personnel	0.2	1.5
Relatives of key management personnel	1.5	0.9
Advances by the Group
Key management personnel	68.9	85.7
Relatives of key management personnel	6.9	2.5
Receivables[1]
Key management personnel	0.1	..
Relatives of key management personnel	0.0	0.0
1.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

2.	0.0 represents insignificant amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

3.	Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme (ESUS)

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

In terms of ESUS, the maximum number of Units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Unit Scheme by the shareholders.

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

As per the Scheme of Arrangement amongst ICICI Bank Limited, ICICI Securities Limited and their respective Shareholders (“the Scheme”), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2025 was Rs. 444.76 (year ended March 31, 2024: Rs. 340.59) and of units granted during the year ended March 31, 2025 was Rs. 1,120.43 (year ended March 31, 2024: Rs. 879.43).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Risk-free interest rate	6.42% to 7.11%	6.88% to 7.32%
Expected term	3.43 to 5.43 years	3.23 to 5.23 years
Expected volatility	18.01% to 33.27%	24.78% to 37.41%
Expected dividend yield	0.65% to 0.83%	0.56% to 0.85%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Risk-free interest rate	6.42% to 7.09%	6.82% to 6.94%
Expected term	1.58 to 3.58 years	1.58 to 3.58 years
Expected volatility	16.49% to 24.72%	23.63% to 36.56%
Expected dividend yield	0.72% to 0.74%	0.56%

Risk free interest rates over the expected term of the option/units are based on the government securities yield in effect at the time of the grant. The expected term of an option/units is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option/units. Expected exercise behavior is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option/units is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option/units are based on recent dividend activity. The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	198,731,466	411.26	225,025,803	361.60
Add: Granted during the year[1]	15,964,860	1,052.89	14,635,600	894.95
Less: Lapsed during the year, net of re-issuance	1,997,001	896.53	1,410,025	728.44
Less: Exercised during the year	42,832,398	335.58	39,519,912	296.27
Outstanding at the end of the year	169,866,927	484.94	198,731,466	411.26
Options exercisable	137,704,023	379.06	159,296,026	324.55
1.	Includes Rs. 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

The following table sets forth, the summary of stock options outstanding at March 31, 2025.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	1,188,860	157.91	0.76
200-399	88,958,357	269.18	2.81
400-599	31,580,712	491.68	2.41
600-799	21,218,869	743.79	4.26
800-999	13,937,234	896.55	5.14
1000-1200	12,982,895	1,111.98	6.18

The following table sets forth, the summary of stock options outstanding at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	4,012,005	161.88	1.25
200-399	115,605,713	267.72	3.54
400-599	42,086,634	483.18	3.22
600-799	22,668,214	747.64	5.20
800-899	14,358,900	894.81	6.16

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock unit plan.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	4,190,810	2.00	..	..
Add: Granted during the year[1]	4,964,420	2.00	4,419,670	2.00
Less: Lapsed during the year, net of re-issuance	371,263	2.00	228,860	2.00
Less: Exercised during the year	751,672	2.00	..	..
Outstanding at the end of the year	8,032,295	2.00	4,190,810	2.00
Units exercisable	560,656	2.00	2,700	2.00
1.	Includes Rs. 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 5.90 years.

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2025 was Rs. 1,222.88 (Year ended March 31, 2024: Rs. 972.60).

ICICI Life:

ICICI Prudential Life Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	28,450,010	440.61	23,942,115	435.18
Add: Granted during the year	640,100	580.30	7,215,300	448.95
Less: Forfeited/lapsed during the year	183,430	498.94	613,390	485.02
Less: Exercised during the year	4,651,085	405.14	2,094,015	394.28
Outstanding at the end of the year	24,255,595	450.66	28,450,010	440.61
Options exercisable	17,009,763	436.70	16,332,549	415.08

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2025.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	4,355,285	379.57	1.25
400-499	14,483,010	436.29	4.09
500-599	5,363,800	545.49	4.37
600-699	53,500	618.73	3.88

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	7,363,410	379.67	2.36
400-499	15,904,970	435.91	5.09
500-599	5,127,130	540.79	5.12
600-699	54,500	619.43	4.87

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Prudential Life Insurance Company Limited’s stock unit plan.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	1,710,600	10.00	..	..
Less: Lapsed during the year, net of re-issuance	9,830	10.00	..	..
Less: Exercised during the year	..	..	..	..
Outstanding at the end of the year	1,700,770	10.00	..	..
Units exercisable	3,160	10.00	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 6.20 years.

ICICI General:

ICICI Lombard General Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	14,536,884	1,074.44	12,646,890	1,398.39
Add: Granted during the year	1,241,248	1,648.65	4,527,220	1,115.92
Less: Forfeited/lapsed during the year	574,248	1,318.47	1,074,224	1,276.98
Less: Exercised during the year	3,033,702	1,152.44	1,563,002	1,055.30
Outstanding at the end of the year	12,170,182	1,260.31	14,536,884	1,074.44
Options exercisable	3,198,284	1,281.98	5,497,000	888.94

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2025.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700-800	682,320	715.15	2.10
800-1100	790,580	1,086.85	1.00
1100-1200	3,344,997	1,104.10	5.10
1200-1300	1,360,800	1,235.15	2.10
1300-1400	2,823,860	1,363.10	4.10
1400-1500	1,949,107	1,417.15	3.00
1500-1600	40,000	1,589.70	3.40
1600-1700	1,178,518	1,643.95	6.00

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700-800	1,105,080	715.15	2.45
800-1100	1,540,310	1,086.85	2.05
1100-1200	4,038,370	1,104.10	6.05
1200-1300	1,924,840	1,235.15	3.11
1300-1400	3,439,304	1,363.10	5.41
1400-1500	2,348,980	1,417.15	4.05
1500-1600	40,000	1,589.70	5.10
1600-1700	100,000	1,639.25	6.90

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Lombard General Insurance Company Limited’s stock unit plan.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	603,624	10.00	..	..
Less: Lapsed during the year, net of re-issuance	24,133	10.00	..	..
Less: Exercised during the year	..	..	..	..
Outstanding at the end of the year	579,491	10.00	..	..
Units exercisable	..	..	..	..

At March 31, 2025, the weighted average remaining contractual life of stock units outstanding was 6.10 years.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

ICICI Securities:

ICICI Securities Limited has formulated ESOS and ESUS 2022 for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of options	Weighted average exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	6,060,085	462.58	4,146,544	445.94
Add: Granted during the year	1,507,800	712.35	2,568,250	473.28
Less: Forfeited/lapsed during the year	1,381,345	582.59	165,680	544.97
Less: Exercised during the year	1,768,340	428.72	489,029	349.77
Less: Cancelled during the year	4,418,200	523.81	..	..
Outstanding at the end of the year	..	..	6,060,085	462.58
Options exercisable	..	..	2,266,545	382.85

The following table sets forth, summary of stock options outstanding of ICICI Securities Limited at March 31, 2024.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
200-249	505,550	221.45	2.06
250-299	37,730	256.55	1.55
350-399	994,940	361.00	3.10
400-449	625,410	424.60	4.05
450-499	2,362,550	465.10	6.05
500-549	4,700	512.10	5.80
600-649	1,529,205	624.94	5.17

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

The following table sets forth, for the periods indicated, a summary of the status of the stock unit plan of ICICI Securities Limited.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2025		Year ended March 31, 2024
	Number of units	Weighted average exercise price (Rs. per share)	Number of units	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	708,220	5.00	..	..
Add: Granted during the year	505,660	5.00	800,990	5.00
Less: Lapsed during the year, net of re-issuance	165,582	5.00	92,770	5.00
Less: Exercised during the year	125,471	5.00	..	..
Less: Cancelled during the year	922,827	5.00	..	..
Outstanding at the end of the year	..	..	708,220	5.00
Options exercisable	..	..	..	..

As per the Scheme of Arrangement amongst ICICI Bank Limited, ICICI Securities Limited and their respective Shareholders (“the Scheme”), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2025	At March 31, 2024
Gross block at March 31 of preceding year	51,219.2	36,232.4
Add: Adjustments[1,2]	..	8,307.6
Adjusted gross block at March 31	51,219.2	44,540.0
Additions during the year	9,709.0	7,555.5
Deductions during the year	(2,801.6)	(876.3)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Particulars	At March 31, 2025	At March 31, 2024
Gross block- closing	58,126.6	51,219.2
Depreciation to date	(41,972.4)	(37,492.7)
Net block	16,154.2	13,726.5
1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

5.	Assets on lease

5.1	Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

Rs. in million

Particulars	At March 31, 2025	At March 31, 2024
Not later than one year	1,522.2	992.7
Later than one year and not later than five years	2,643.5	2,462.6
Later than five years	2,130.2	2,375.1
Total	6,295.9	5,830.4

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2025 is Rs. 1,651.5 million (year ended March 31, 2024: Rs. 1,540.5 million).

5.2	Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

Rs. in million
Particulars	At March 31, 2025	At March 31, 2024
A. Total minimum lease payments outstanding
Not later than one year	318.8	249.8
Later than one year and not later than five years	884.8	359.9
Later than five years	354.3	0.2
Total	1,557.9	609.9
B. Interest cost payable
Not later than one year	88.3	42.6
Later than one year and not later than five years	189.9	41.1
Later than five years	26.8	..
Total	305.0	83.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Rs. in million
Particulars	At March 31, 2025	At March 31, 2024
C. Present value of minimum lease payments payable (A-B)
Not later than one year	230.5	207.2
Later than one year and not later than five years	694.9	318.8
Later than five years	327.5	0.2
Total	1,252.9	526.2

5.3	Assets given under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

Rs. in million
Particulars	At March 31, 2025	At March 31, 2024
Future minimum lease receipts
Present value of lease receipts	..	34.3
Unmatured finance charges	..	0.8
Sub total	..	35.1
Less: collective provision	..	(0.1)
Total	..	35.0

Maturity profile of future minimum lease receipts
- Not later than one year	..	35.1
- Later than one year and not later than five years	..	0.0
- Later than five years	..	..
Total	..	35.1
Less: collective provision	..	(0.1)
Total	..	35.0

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

Rs. in million

Particulars	At March 31, 2025	At March 31, 2024
Maturity profile of future present value of finance lease receipts
- Not later than one year	..	34.3
- Later than one year and not later than five years	..	..
- Later than five years	..	..

Total	..	34.3
Less: collective provision	..	(0.1)
Total	..	34.2

6.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Provision for depreciation of investments[1]	8,001.1	7,049.6
Provision towards non-performing and other assets[2]	41,272.5	9,635.7
Provision towards income tax
a) Current	174,971.7	136,933.0
b) Deferred	9,376.6	17,343.2
Other provisions and contingencies[3,4]	(215.8)	20,438.8
Total provisions and contingencies	233,405.9	191,400.3
1.	During the year ended March 31, 2025, the Group has written back provision amounting to Rs. 3,826.6 million against its investments in Alternate Investment Funds (AIFs).

2.	Includes provision of the Bank towards NPA amounting to Rs. 42,690.0 million (March 31, 2024: Rs. 14,798.5 million).

3.	No contingency provision was made by the Bank during the year ended March 31, 2025 (March 31, 2024: Nil).

4.	Includes general provision made towards standard assets, provision made on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

7.	Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Group.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Group, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Group in the normal course of business and customer claims arising in fraud cases. In accordance with the Group’s accounting policy and AS 29, the Group has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Group.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Group do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Group enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts. With respect to the transactions entered into with its customers, the Group generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Group in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers’ credit standing. Through these instruments, the Group undertakes to make payments for its customers’ obligations, either directly or in case the customers fail to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Group undertakes in its normal course of business. The Group offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Group also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Group generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Group is contingently liable	Other items for which the Group is contingently liable primarily include the amount of government securities bought/sold and remaining to be settled on the date of financial statements. This also includes amount transferred to RBI under the Depositor Education and Awareness Funds, commitment towards contribution to venture fund, the amount that the Group is obligated to pay under capital contracts and letter of undertaking and indemnity letters. Capital contracts are job orders of a capital nature which have been committed.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

8.	Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	17,919.9	18,429.1
Service cost	82.1	114.8
Interest cost	1,268.1	1,314.0
Actuarial (gain)/loss	1,371.2	(11.5)
Past service cost	..	306.9[1]
Liabilities extinguished on settlement	(1,225.9)	(2,137.9)
Benefits paid	(48.9)	(95.5)
Obligations at the end of year	19,366.5	17,919.9

Opening plan assets, at fair value	17,921.5	18,190.2
Expected return on plan assets	1,329.9	1,361.0
Actuarial gain/(loss)	273.7	439.5
Assets distributed on settlement	(1,442.2)	(2,375.4)
Contributions	395.9	401.7
Benefits paid	(48.9)	(95.5)
Closing plan assets, at fair value	18,429.9	17,921.5

Fair value of plan assets at the end of the year	18,429.9	17,921.5
Present value of the defined benefit obligations at the end of the year	(19,366.5)	(17,919.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(936.6)	1.6

Cost[2]
Service cost	82.1	114.8
Interest cost	1,268.1	1,314.0
Expected return on plan assets	(1,329.9)	(1,361.0)
Actuarial (gain)/loss	1,097.5	(451.0)
Past service cost	..	306.9[1]
Curtailments & settlements (gain)/loss	216.3	237.5
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	...
Net cost	1,334.1	161.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024

Actual return on plan assets	1,603.6	1,800.5
Expected employer’s contribution next year	400.0	400.0

Investment details of plan assets
Government of India securities	44.20%	41.46%
Corporate bonds	42.10%	46.59%
Equity securities in listed companies	10.05%	9.35%
Others	3.65%	2.60%

Assumptions
Discount rate	6.60%	7.20%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	8.00%	8.00%
Estimated rate of return on plan assets	7.50%	7.50%
1.	Represents impact towards dearness allowance neutralization as per IBA notification dated October 16, 2023.

2.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	18,429.9	17,921.5	18,190.2	19,843.3	21,162.2
Defined benefit obligations	(19,366.5)	(17,919.9)	(18,429.1)	(18,661.0)	(20,265.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	(401.9)	(304.8)
Surplus/(deficit)	(936.6)	1.6	(238.9)	780.4	591.8
Experience adjustment on plan assets	273.7	439.5	(682.0)	(331.9)	521.9
Experience adjustment on plan liabilities	(56.5)	(227.0)	805.8	809.0	613.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	23,420.9	18,896.8
Add: Adjustment for exchange fluctuation on opening obligation	3.6	2.4
Add: Adjustment[1,2]	..	1,695.1
Adjusted obligations	23,424.5	20,594.3
Service cost	2,419.6	1,915.7
Interest cost	1,732.8	1,435.5
Actuarial (gain)/loss	2,142.7	1,246.5
Past service cost	0.0	..
Liability transferred from/to other companies	(0.1)	13.9
Benefits paid	(1,898.2)	(1,785.0)
Obligations at the end of the year	27,821.3	23,420.9

Opening plan assets, at fair value	22,948.5	17,061.6
Add: Adjustment[1,2]	..	1,608.9
Adjusted plan assets at fair value	22,948.5	18,670.5
Expected return on plan assets	1,641.3	1,238.9
Actuarial gain/(loss)	639.6	870.5
Contributions	2,686.1	3,932.8
Assets transferred from/to other companies	1.3	13.9
Benefits paid	(1,825.1)	(1,778.1)
Closing plan assets, at fair value	26,091.7	22,948.5

Fair value of plan assets at the end of the year	26,091.7	22,948.5
Present value of the defined benefit obligations at the end of the year	(27,821.3)	(23,420.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(1,729.6)	(472.4)

Cost[3]
Service cost	2,419.6	1,915.7
Interest cost	1,732.8	1,435.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Expected return on plan assets	(1,641.3)	(1,238.9)
Actuarial (gain)/loss	1,503.2	376.1
Past service cost	0.0	..
Exchange fluctuation loss/(gain)	3.6	2.4
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	4,017.9	2,490.8

Actual return on plan assets	2,280.9	2,109.3
Expected employer’s contribution next year	2,010.9	1,731.0

Investment details of plan assets
Insurer managed funds	22.06%	21.85%
Government of India securities	30.22%	30.73%
Corporate bonds	33.34%	34.90%
Equity	13.26%	11.23%
Others	1.13%	1.29%

Assumptions
Discount rate	6.55%-6.92%	7.15%-7.25%
Salary escalation rate	5.92%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.00%-7.50%	7.00%-7.50%
1.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

2.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

3.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	26,091.7	22,948.5	17,061.6	16,738.3	16,541.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Defined benefit obligations	(27,821.3)	(23,420.9)	(18,896.8)	(16,895.1)	(16,954.5)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(1,729.6)	(472.4)	(1,835.2)	(156.8)	(412.9)
Experience adjustment on plan assets	639.6	870.5	(577.3)	(33.1)	892.1
Experience adjustment on plan liabilities	960.4	1,211.4	869.4	464.7	(548.2)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group does not have any liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2025 (year ended March 31, 2024: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Opening obligations	65,020.0	55,367.7
Less: Adjustments	..	..
Adjusted balance	65,020.0	55,367.7
Service cost	3,585.7	3,381.8
Interest cost	4,817.0	4,237.9
Actuarial (gain)/loss	1,313.5	919.2
Employees contribution	5,946.7	5,726.7
Liability transferred from/to other companies	991.8	1,169.0
Benefits paid	(6,654.1)	(5,782.3)
Obligations at end of the year	75,020.6	65,020.0

Opening plan assets, at fair value	66,637.2	56,128.1
Less: Adjustments	..	..
Adjusted balance	66,637.2	56,128.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Expected return on plan assets	5,326.4	4,613.3
Actuarial gain/(loss)	1,049.7	1,400.7
Employer contributions	3,585.7	3,381.8
Employees contributions	5,946.7	5,726.6
Assets transfer from/to other companies	991.7	1,169.0
Benefits paid	(6,654.1)	(5,782.3)
Closing plan assets, at fair value	76,883.3	66,637.2

Plan assets at the end of the year	76,883.3	66,637.2
Present value of the defined benefit obligations at the end of the year	(75,020.6)	(65,020.0)
Amount not recognised as an asset (Limit in para 59(b) of AS 15 on ‘employee benefits’)[1]	(1,862.7)	(1,617.2)
Asset/(liability)	..	..

Cost[2]
Service cost	3,585.7	3,381.8
Interest cost	4,817.0	4,237.9
Expected return on plan assets	(5,326.4)	(4,613.3)
Actuarial (gain)/loss	263.9	(481.6)
Effect of limit in para 59(b)[1]	245.5	856.9
Net cost	3,585.7	3,381.7

Actual return on plan assets	6,376.1	6,014.0
Expected employer's contribution next year	3,870.9	3,650.8

Investment details of plan assets
Government of India securities	55.94%	54.37%
Corporate Bonds	32.23%	33.57%
Special deposit scheme	0.70%	0.81%
Others	11.13%	11.25%

Assumptions
Discount rate	6.55%-6.60%	7.15%-7.20%
Expected rate of return on assets	7.64%-7.78%	7.84%-8.43%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Discount rate for the remaining term to maturity of investments	6.70%-6.85%	7.20%-7.25%
Average historic yield on the investment	7.74%-8.08%	7.84%-8.53%
Guaranteed rate of return	8.25%-8.25%	8.25%-8.25%
1.	Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

2.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

Experience adjustment

Rs. in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
Fair value of plan assets	76,883.3	66,637.2	56,128.1	50,656.3	45,615.2
Defined benefit obligations	(75,020.6)	(65,020.0)	(55,367.7)	(49,411.5)	(45,617.9)
Amount not recognised as an asset (limit in para 59(b) AS 15 on ‘employee benefits’)[1]	(1,862.7)	(1,617.2)	(760.4)	(1,244.8)	..
Surplus/(deficit)	..	..	..	..	(2.7)
Experience adjustment on plan assets	1,049.7	1,400.7	(432.8)	415.1	663.8
Experience adjustment on plan liabilities	465.2	445.6	753.2	(684.8)	1,703.3
1.	Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

The Group has contributed Rs. 7,288.0 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2025 (year ended March 31, 2024: Rs. 5,861.0 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 374.0 million for the year ended March 31, 2025 (year ended March 31, 2024: Rs. 355.1 million) to Superannuation Fund for employees who had opted for the scheme.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

National Pension Scheme (NPS)

The Group has contributed Rs. 606.3 million for the year ended March 31, 2025 (year ended March 31, 2024: Rs. 452.2 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Total actuarial liability	6,560.0	5,436.0
Cost[1]	2,433.3	1,702.2
Assumptions
Discount rate	6.50%-6.92%	7.12%-7.25%
Salary escalation rate	5.92%-10.00%	5.96%-10.00%
1.	Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2025 amounted to Rs. 184,348.3 million (year ended March 31, 2024: Rs. 154,276.2 million).

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

At March 31, 2025, the Group has recorded net deferred tax asset of Rs. 48,410.0 million (March 31, 2024: Rs. 63,115.8 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million
Particulars	At March 31, 2025	At March 31, 2024
Deferred tax assets
Provision for bad and doubtful debts	94,353.2	95,145.6
Provision for operating expenses	3,451.7	4,026.9
Provision/MTM on investment	4,453.4	6,774.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

Rs. in million
Particulars	At March 31, 2025	At March 31, 2024
Provision for expense allowed on payment basis	5,150.5	5,175.4
Unexpired risk reserve	548.7	1,486.5
Foreign currency translation reserve[1]	542.8	148.0
Others[2]	1,710.7	2,213.2
Total deferred tax assets	110,211.0	114,970.0
Deferred tax liabilities
Special reserve deduction	53,457.4	45,489.3
Provision/MTM on investment	1,470.0	620.6
Depreciation on fixed assets	5,889.5	5,074.3
Interest on refund of taxes[1]	625.0	441.9
Others	359.1	228.1
Total deferred tax liabilities	61,801.0	51,854.2
Total net deferred tax assets/(liabilities)	48,410.0	63,115.8
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

2.	Includes deferred tax assets created primarily on operating loss, lease rentals and interest on credit impaired loans.

3.	Deferred tax liability was created by the Bank and domestic subsidiaries (excluding insurance subsidiaries) created on change in fair value of investments on account of implementation of the Master Direction – Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Direction), 2023. The deferred tax liability on account of transition gain was accounted through reserves.

11.	Information about business and geographical segments

A.	Business Segments

Pursuant to the guidelines issued by RBI on AS 17 – Segment Reporting, the following business segments of the Group have been reported.

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury primarily includes the entire investment and derivative portfolio of the Bank.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

vii.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited and I-Process Services (India) Private Limited.

viii.	Unallocated includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

The results of reported segments for the year ended March 31, 2025 are not comparable with that of reported segments for the year ended March 31, 2024 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

The following table sets forth, the business segment results for the year ended March 31, 2025.

Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	1,561,846.8	824,362.1	1,350,423.1	75,083.2	602,242.4	256,510.9	188,326.5	(1,912,925.6)	2,945,869.4
2	Segment results[1]	216,210.4	215,646.3	187,503.2	14,511.9	13,364.3	33,212.9	74,230.8	(26,144.3)	728,535.5
3	Unallocated expenses									..
4	Share of profit from associates									1,506.6
5	Operating profit (2) – (3)+(4)[1]									730,042.1
6	Income tax expenses (net)/(net deferred tax credit)									184,348.3
7	Net profit[2] (5) – (6)									545,693.8
	Other information
8	Segment assets	7,929,301.9	5,482,698.2	7,227,332.6	1,025,594.7	3,140,885.4	685,617.4	1,029,682.0	(154,037.2)	26,367,075.0
9	Unallocated assets									55,339.1
10	Total assets (8) + (9)									26,422,414.1
11	Segment liabilities	11,119,662.2	5,559,973.9	4,306,765.4[3]	595,655.2[3]	3,142,401.4[3]	690,202.5[3]	1,030,790.7[3]	(154,037.2)[3]	26,291,414.1
12	Unallocated liabilities									131,000.0
13	Total liabilities (11) + (12)									26,422,414.1
14	Capital expenditure	27,062.6	11,779.3	2,054.9	2,449.5	2,808.5	2,631.7	4,057.8	..	52,844.3
15	Depreciation	14,068.8	5,983.3	1,005.0	672.2	1,333.8	1,244.1	1,982.4	(16.4)	26,273.2
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated profit and loss account

The following table sets forth, the business segment results for the year ended March 31, 2024.

Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	1,345,475.7	717,802.2	1,137,018.3	64,034.0	542,361.3	18,958.1	140,368.7	(1,605,641.1)	2,360,377.2
2	Segment results[1]	188,491.7	199,717.1	146,408.8	16,384.0	9,232.3	2,204.7	60,097.0	(18,192.0)	604,343.6
3	Unallocated expenses									..
4	Share of profit from associates									10,737.7
5	Operating profit (2) – (3)+(4)[1]									615,081.3
6	Income tax expenses (net)/(net deferred tax credit)									154,276.2
7	Net profit[2] (5) – (6)									460,805.1
	Other information
8	Segment assets	7,193,136.2	4,824,561.0	6,340,548.0	893,056.2	2,987,952.9	628,317.0	879,966.1	(182,618.8)	23,564,918.6
9	Unallocated assets									75,711.7
10	Total assets (8) + (9)									23,640,630.3
11	Segment liabilities	10,198,454.9	4,565,715.3	3,815,846.8[3]	607,215.6[3]	2,989,997.0[3]	633,082.9[3]	881,936.6[3]	(182,618.8)[3]	23,509,630.3
12	Unallocated liabilities									131,000.0
13	Total liabilities (11) + (12)									23,640,630.3
14	Capital expenditure	19,984.4	7,806.3	1,390.0	598.4	3,128.9	139.6	3,529.4	..	36,577.0
15	Depreciation	10,978.1	4,596.4	788.2	444.8	1,129.0	93.5	1,338.5	(16.4)	19,352.1
1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

B.	Geographical segments

The Group reports its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2025	Year ended March 31, 2024
Domestic operations[1]	2,869,925.8	2,296,083.0
Foreign operations	77,450.2	75,031.9
Total	2,947,376.0	2,371,114.9
1.	Includes share of profit from associates of Rs. 1,506.6 million (March 31, 2024: Rs. 10,737.7 million).

Rs. in million

Assets	At March 31, 2025	At March 31, 2024
Domestic operations	24,976,014.2	22,366,146.4
Foreign operations	1,391,060.8	1,198,772.2
Total	26,367,075.0	23,564,918.6

1.	Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

			Rs. in million
	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2024
Domestic operations	51,073.8	36,299.6	25,953.4	19,081.8
Foreign operations	1,770.5	277.4	319.8	270.4
Total	52,844.3	36,577.0	26,273.2	19,352.2

12.	Penalties/fines imposed by banking regulatory bodies

RBI imposed a penalty of Rs. 10.0 million on May 27, 2024 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervisory evaluation (ISE 2022) of the Bank conducted by RBI (year ended March 31, 2024: Rs. 121.9 million). Further, a penalty of Rs. 3.4 million was imposed by an overseas banking regulatory body on an overseas banking subsidiary for delayed and incorrect submission of a regulatory report pertaining to reporting period December 31, 2022 (Year ended March 31, 2024: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

13.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2025 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.0%	2,920,763.0	92.5%	472,269.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.6%	20,399.9	1.0%	5,348.6
ICICI Securities Limited[3]	1.7%	53,146.4	3.4%	17,492.6
ICICI Home Finance Company Limited	1.2%	38,210.6	1.1%	5,564.8
ICICI Trusteeship Services Limited	0.0%	11.4	0.0%	1.7
ICICI Investment Management Company Limited	0.0%	187.1	0.0%	57.7
ICICI Venture Funds Management Company Limited	0.1%	2,484.0	0.0%	150.5
ICICI Prudential Life Insurance Company Limited	3.8%	119,413.1	2.3%	11,890.6
ICICI Lombard General Insurance Company Limited	4.8%	149,838.1	4.9%	25,082.6
ICICI Prudential Trust Limited	0.0%	25.2	0.0%	9.1
ICICI Prudential Asset Management Company Limited	1.1%	35,315.8	5.2%	26,482.5
ICICI Prudential Pension Funds Management Company Limited	0.0%	524.8	(0.0%)	(35.5)
I-Process Services (India) Private Limited	0.0%	886.4	0.1%	266.7
Foreign
ICICI Bank UK PLC	1.0%	30,082.3	0.4%	2,269.0
ICICI Bank Canada	0.9%	28,951.6	0.9%	4,351.9
ICICI International Limited	0.0%	172.9	0.0%	38.7
ICICI Securities Holdings Inc.	0.0%	130.8	(0.0%)	(1.1)
ICICI Securities Inc.	0.0%	434.4	0.0%	32.4

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%	103.3	0.0%	34.0
Foreign
NIL	..	..	..	..

Minority Interests	(4.7%)	(148,367.4)	(6.9%)	(35,401.8)

Associates
Indian

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%	21.3
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[4]	..	..	(0.2%)	(813.0)
India Infradebt Limited	..	..	0.4%	2,194.6
India Advantage Fund III	..	..	0.0%	66.1
India Advantage Fund IV	..	..	0.0%	7.7
Arteria Technologies Private Limited	..	..	0.0%	29.9
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(3.5%)	(113,654.4)	(5.1%)	(27,119.7)

TOTAL	100.0%	3,139,059.1	100.0%	510,292.0
1.	0.0 represents insignificant amount.

2.	Total assets minus total liabilities.

3.	On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.

4.	The Bank has executed a share purchase agreement for sale of its entire stake in equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) on March 29, 2025. The share transfer was not completed by March 31, 2025.

Additional information to consolidated accounts at March 31, 2024 (Pursuant to Schedule III of the Companies Act, 2013)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.1%	2,383,993.2	92.4%	408,882.7

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.7%	18,288.0	0.9%	4,139.1
ICICI Securities Limited	1.5%	38,825.6	3.9%	17,305.9
ICICI Home Finance Company Limited	1.1%	28,029.3	1.2%	5,316.0
ICICI Trusteeship Services Limited	0.0%	9.7	0.0%	1.1
ICICI Investment Management Company Limited	0.0%	129.5	(0.0%)	(57.6)
ICICI Venture Funds Management Company Limited	0.1%	2,483.4	0.0%	110.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Prudential Life Insurance Company Limited	4.3%	110,082.3	1.9%	8,523.9
ICICI Lombard General Insurance Company Limited[3]	5.1%	129,493.3	0.3%	1,543.9
ICICI Prudential Trust Limited	0.0%	19.8	0.0%	4.7
ICICI Prudential Asset Management Company Limited	1.0%	24,849.0	4.1%	18,145.0
ICICI Prudential Pension Funds Management Company Limited	0.0%	560.2	(0.0%)	(17.2)
I-Process Services (India) Private Limited[4]	0.0%	619.8	0.0%	15.6
Foreign
ICICI Bank UK PLC	1.1%	28,146.7	0.5%	2,277.8
ICICI Bank Canada	1.1%	28,043.6	1.0%	4,500.7
ICICI International Limited	0.0%	130.6	0.0%	6.7
ICICI Securities Holdings Inc.	0.0%	131.9	(0.0%)	(1.0)
ICICI Securities Inc.	0.0%	396.5	0.0%	25.6

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%	129.8	0.0%	7.6
Foreign
NIL	..	..	..	..

Minority Interests	(5.4%)	(138,884.2)	(4.1%)	(18,241.4)

Associates
Indian
ICICI Lombard General Insurance Company Limited[3]	..	..	1.9%	8,452.0
I-Process Services (India) Private Limited[4]	..	..	0.0%	25.4
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%	10.7
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	..	..	0.0%	215.8
India Infradebt Limited	..	..	0.4%	1,869.7
India Advantage Fund III	..	..	0.0%	60.6
India Advantage Fund IV	..	..	0.0%	85.7
Arteria Technologies Private Limited	..	..	0.0%	17.9
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

			Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Inter-company adjustments	(3.7%)	(94,039.7)	(4.7%)	(20,663.4)

TOTAL	100.0%	2,561,438.3	100.0%	442,563.7
1.	0.0 represents insignificant amount.

2.	Total assets minus total liabilities.

3.	ICICI Lombard General Insurance Company Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. February 29, 2024.

4.	I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024 and became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024.

14.	Investments

With effect from April 1, 2024, the Bank has implemented Master Direction issued by the RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023 (‘RBI Directions’) which has introduced significant changes in the basis of classification and accounting of investments and recognition of fair valuation of gains and losses. For the purpose of consolidation, the domestic group entities (except insurance subsidiaries), have aligned with the Bank’s accounting policies including the aforesaid RBI Directions. Accordingly, the Group has accounted net transition gain of Rs. 20,583.1 million (net of tax and minority interest) and Rs. 14,082.9 million (net of tax and minority interest) in AFS Reserve and General Reserve respectively in accordance with the RBI Directions. Subsequent changes in fair value of performing investments under AFS and Fair Value Through Profit and Loss (‘FVTPL’) (including Held For Trading (‘HFT’)) categories at March 31, 2025 have been recognised through AFS Reserve and Profit and Loss account respectively. Accordingly, the amounts for previous periods are not comparable.

15.	Revaluation of fixed assets

The Bank and its housing finance subsidiary follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2025 was Rs. 61,442.7 million (March 31, 2024: Rs. 55,184.5 million) as compared to the historical cost less accumulated depreciation of Rs. 23,647.6 million (March 31, 2024: Rs. 24,058.0 million).

The revaluation reserve is not available for distribution of dividend.

16.	Proposed dividend on equity shares

The Board of Directors at its meeting held on April 19, 2025 has recommended a dividend of Rs. 11 per equity share for the year ended March 31, 2025 (year ended March 31, 2024: Rs. 10 per equity share). The declaration and payment of dividend is subject to requisite approvals.

17.	Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2024 and for the year ended March 31, 2023.

18.	Disclosure on lending and borrowing activities

The Bank and other subsidiaries, as part of its normal banking business, grant loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank’s normal banking business, which is conducted ensuring adherence to all regulatory requirements.

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

19.	Acquisition of additional stake in ICICI Lombard General Insurance Company Limited

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

During Q1-2025, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting into increase in shareholding by 0.54%. Accordingly, additional goodwill of Rs. 4,360.2 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

20.	Acquisition of I-Process Services (India) Private Limited

On February 17-18, 2023, the Board of Directors of the Bank approved to make I-Process Services (India) Private Limited a wholly-owned subsidiary of the Bank, subject to receipt of requisite regulatory and statutory approvals. On September 8, 2023, RBI vide letter CO.DoR.RAUG.No.S3282/ 24.01.002/2023-24, had conveyed the approval to the Bank in connection to above. On January 30, 2024, the Bank entered into a share purchase agreement in relation to investment in equity shares of I-Process Services (India) Private Limited. Accordingly, the Bank purchased equity shares of the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

(Continued)

Company in off-market transactions. Consequently, I-Process Services (India) Private Limited ceased to be an associate and became a subsidiary of the Bank w.e.f. March 20, 2024. Subsequently, I-Process Services (India) Private Limited became a wholly-owned subsidiary of the Bank w.e.f. March 22, 2024. Accordingly, capital reserve of Rs. 358.5 million was recognised on purchase of additional stake in I-Process Services (India) Private Limited.

21.	De-listing of ICICI Securities Company Limited

The Board of Directors of the Bank on June 29, 2023 approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited. As per the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (‘the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value Rs. 2 each (in accordance with the Scheme to the public shareholders of ICICI Securities Limited. The Bank recognised a securities premium of Rs. 68,876.0 million based on the market price of equity shares of the Bank on effective date of the Scheme. Further, the Bank recognised a goodwill of Rs. 55,492.5 million in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited.

22.	Sale of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)

On December 13, 2024, the Board had approved a proposal for sale of the Bank’s entire shareholding of 19% in the equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) (FISERV), an associate of the Bank. On March 29, 2025, the Bank had executed a share purchase agreement (SPA) in relation to this sale proposal. In accordance with the SPA, the Bank has completed all the procedures and sold its entire shareholding and consequently, FISERV ceased to be an associate of the Bank effective April 17, 2025.

23.	Additional disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

24.	Comparative figures

During FY2024, ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited has become subsidiaries due to increase in the Bank’s shareholding above 50.0%. Accordingly, the consolidated financial statements for FY2025 are not comparable with the previous year.

Figures of the previous year have been re-grouped, wherever necessary to conform to the current year presentation.

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

AFS reserve: Represents unrealized gains and losses on investments classified as available for sale, net of tax if any.

Investment fluctuation reserve: Represents appropriation of net gains on sale of securities classified as available for sale and fair value through profit and loss account (including securities classified as held for trading), or net profit after mandatory appropriations to other reserves, whichever is lower, until the amount of this reserve is at least 2% of securities classified as available for sale and fair value through profit and loss account (including securities classified as held for trading). Balance in investment fluctuation reserve in excess of 2% of securities classified as available for sale and fair value through profit and loss account (including securities classified as held for trading) portfolio can be drawn down and transferred to balance in profit and loss account.

Capital reserve: Represents amount of gains on sale of securities classified as held to maturity, gains on sale of equity investments designated as available for sale, gain on sale/reclassification of investments in subsidiaries, joint ventures and associates and gains on sale of land and building classified as banking assets, net of tax and transfer to statutory reserve.

Capital redemption reserve: Represents appropriations made from the surplus profit available for previous years on redemption of preference shares by the Bank, as required under the Companies Act, 2013.

Foreign currency translation reserve: Represents cumulative exchange differences arising from translation of financial statements of non-integral foreign operations. Foreign currency translation reserve also includes translation differences on the already repatriated retained earnings of non-integral foreign operations which are not recoginzed in profit and loss account in accordance with RBI guidelines. As per RBI guidelines, such translation differences on already repatriated retained earnings can only be recognized in profit and loss account on closure of the non-integral operations.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2025.

Rupees in million

Deposits maturing during the year ending March 31,
2026	7,335,737.5
2027	1,682,143.4
2028	264,437.3
2029	157,132.8
2030	87,602.5
Thereafter	71,215.8
Total time deposits	9,598,268.4

Total uninsured time deposits at March 31, 2025 were Rs. 8,596,700.7 million and at March 31, 2024 were Rs. 7,363,865.2 million.

3.	Long-term debt

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

The following table sets forth a listing of long-term debt at March 31, 2025, by maturity and interest rate profile.

			Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2026	335,653.9	58,248.8	393,902.7
2027	193,508.8	38,121.7	231,630.5
2028	142,017.5	32,411.5	174,429.0
2029	102,501.7	8,529.8	111,031.6
2030	109,040.6	5,038.5	114,079.1
Thereafter	221,404.8	8,363.8	229,768.6
Total	1,104,127.3	150,714.2	1,254,841.5
Less: Unamortized debt issue costs	(11.2)	-	(11.2)
Total	1,104,116.1	150,714.2	1,254,830.2

Long-term debt is denominated in various currencies. At March 31, 2025, long-term debt comprises Indian rupee debt of Rs. 1,017,887.4 million (March 31, 2024: Rs. 1,042,058.9 million) and foreign currency debt of Rs. 236,942.8 million (March 31, 2024: Rs. 274,489.3 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

	Rupees in million
Category	At March 31, 2025
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	570,075.5	7.5%	6.1% to 13.1%	4.7
Refinance from financial institutions	344,067.1	6.8%	3.0% to 8.5%	1.3
Borrowings from other banks	60,491.5	8.0%	7.5% to 8.6%	5.6
Fixed deposits	43,253.3	7.5%	5.6% to 8.7%	2.6
Total	1,017,887.4	7.3%		3.5

	Rupees in million
Category	At March 31, 2024
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	573,913.8	7.7%	5.9% to 13.1%	4.5
Refinance from financial institutions	383,877.0	6.8%	2.9% to 8.4%	1.4
Borrowings from other banks	47,036.8	8.2%	7.9% to 8.8%	6.0
Fixed deposits	37,231.3	7.3%	5.5% to 8.7%	2.7
Total	1,042,058.9	7.3%		3.4

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

	Rupees in million
Category	At March 31, 2025
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	119,628.8	4.0%	3.7% to 7.1%	1.7
Other borrowings	117,314.0	2.5%	0.6% to 8.0%	1.3
Total	236,942.8	3.3%		1.5

	Rupees in million
Category	At March 31, 2024
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	137,508.1	4.2%	3.7% to 7.1%	2.3
Other borrowings	136,981.2	2.6%	0.6% to 6.9%	2.1
Total	274,489.3	3.4%		2.2

See note on “Schedule 18B-Additional note-19 Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Banks in India are required to maintain with Reserve Bank of India, average daily balance of 4% of their net demand and time liabilities by way of cash reserve, for a fortnight period. The banks are allowed to maintain minimum cash reserve of not less than 90% of the required cash reserve on all days during the reporting fortnight, in such a manner that the average of cash reserve maintained daily shall not be less than the requirement prescribed by the Reserve Bank of India.

The Bank’s minimum cash reserve requirements for the fortnight period of March 31, 2025 were Rs. 605,107.8 million (March 31, 2024: Rs. 616,350.3 million) which are subject to withdrawal and usage restrictions. Deposits maintained with the Reserve Bank of India were Rs. 627,009.0 million at March 31, 2025 (March 31, 2024: Rs. 625,010.3 million) towards the minimum cash reserve requirements.

Deposits with other banks include Rs. 210,133.0 million (March 31, 2024: Rs. 166,659.0 million) in deposits, which have original maturities greater than 90 days.

5.	Investments

During the year ended March 31, 2025, the Bank has implemented the Master Direction on Classification, Valuation and Operations of Investment portfolio of Commercial Banks (Direction), 2023 issued on September 12, 2023. The implementation of the master direction resulted in reclassification of the existing investment portfolio of the Bank as on April 1, 2024 into revised categories of ‘Held to maturity’ (HTM), ‘Available for sale’ (AFS), ‘Fair value through profit and loss account’ (FVTPL) including ‘Held for trading’ (HTM) as sub-category within FVTPL and ‘Investment in subsidiary, associate and joint venture’ which are carried at cost (Cost). The Bank reclassified its investment portfolio as per direction on April 1, 2024 and recorded transition adjustments in General Reserve and Available for sale reserve.

For the purpose of below disclosures, the investments classified as Held to maturity and Investments in subsidiaries, associates and joint ventures at March 31, 2025 under Indian GAAP are disclosed as part of ‘Held to maturity’ category, investments classified as available for sale at March 31, 2025 under Indian GAAP are disclosed as part of “Available for sale” category and investments classified as Held for trading and Fair value through profit and loss account at March 31, 2025 under Indian GAAP are disclosed part of ‘Held for trading’ category.

Further, no change is made in all previous periods presented as this requires assumptions about management's intent in previous periods which would be not practicable. Accordingly, the previous period information is not comparable with information as at March 31, 2025. The detailed explanation of changes in the accounting policy due to implementation of the said master direction is provided in the section ‘2. Investments’ of Schedule 17: Significant Accounting policy.

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2025				At March 31, 2024
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	613,750.5	9,947.3	(1,186.1)	622,511.7	479,631.6	4,743.8	(3,567.9)	480,807.6
Government securities	4,167,081.3	115,004.4	(3,573.8)	4,278,511.9	3,949,704.1	40,373.9	(26,418.6)	3,963,659.3
Other debt securities[1]	75,860.0	24.8	(0.3)	75,884.5	10,704.8	6.8	(2.6)	10,709.0
Total debt securities	4,856,691.8	124,976.5	(4,760.2)	4,976,908.1	4,440,040.5	45,124.5	(29,989.1)	4,455,175.9
Equity shares	16,488.1	..	..	16,488.1	15.0	86.8	..	101.8
Other securities	2,052.4	1,622.4	(29.5)	3,645.3	2,573.0	8,595.5	(133.1)	11,035.4
Total	4,875,232.3	126,598.9	(4,789.7)	4,997,041.5	4,442,628.5	53,806.8	(30,122.2)	4,466,313.1

1.	Includes certificate of deposit and commercial paper.

2.	Interest accrued on held-to-maturity securities amounted to Rs. 90,317.4 million at March 31, 2025 (March 31, 2024: Rs. 82,251.2 million).

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2025					At March 31, 2024
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	114,765.2	866.8	(185.0)	115,447.0	204,957.5	2,494.7	(1,238.9)	206,213.3
Government securities	620,226.1	4,173.8	(130.9)	624,269.0	671,364.8	1,061.3	(708.7)	671,717.4
Other debt securities[1]	254,107.0	3,702.0	(367.7)	257,441.3	194,459.6	4,696.8	(274.8)	198,881.7
Total debt securities	989,098.3	8,742.6	(683.6)	997,157.3	1,070,781.9	8,252.8	(2,222.4)	1,076,812.4
Equity shares	190,125.8	61,031.0	(7,008.9)	244,147.9	189,271.8	101,770.9	(10,438.8)	280,603.9
Other securities	13,264.2	644.9	(238.5)	13,670.7	43,383.1	12,238.4	(8,013.1)	47,608.4
Total	1,192,488.3	70,418.5	(7,931.0)	1,254,975.9	1,303,436.8	122,262.1	(20,674.3)	1,405,024.7

1.	Includes pass through certificates, certificate of deposit, commercial paper and banker's acceptance.

2.	Interest accrued on available for sale securities amounted to Rs. 12,237.6 million at March 31, 2025 (March 31, 2024: Rs. 15,199.2 million).

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2025	2024	2023
Interest	76,636.7	86,421.6	56,073.0
Dividend	2,783.9	1,644.8	2,320.7
Total	79,420.6	88,066.4	58,393.7

Gross realized gain	21,969.3	34,847.3	19,961.4
Gross realized loss	(1,566.1)	(4,090.7)	(7,090.2)
Total	20,403.2	30,756.6	12,871.2

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2025	2024	2023
Interest and dividend	67,096.6	31,690.9	16,416.4
Realized gain/(loss) on sale of trading portfolio	15,433.8	5,877.7	958.8
Unrealized gain/(loss) on trading portfolio	15,336.1	19.3	133.8
Total	97,866.5	37,587.9	17,509.0

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2025, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	64,201.6	64,310.0
One to five years	299,016.4	302,503.8
Five to ten years	208,392.5	212,863.6
Greater than ten years	42,140.0	42,834.3
Total corporate debt securities	613,750.5	622,511.7
Government securities
Less than one year	33,734.9	33,915.2
One to five years	1,126,933.4	1,151,303.5
Five to ten years	2,080,957.7	2,138,201.3
Greater than ten years	925,455.3	955,091.9
Total government securities	4,167,081.3	4,278,511.9
Other debt securities
Less than one year	75,860.0	75,884.5
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	75,860.0	75,884.5
Total debt securities classified as held to maturity	4,856,691.8	4,976,908.1

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2025, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	15,843.7	15,854.5
One to five years	81,396.8	81,738.4
Five to ten years	14,483.5	14,830.4
Greater than ten years	3,041.2	3,023.7
Total corporate debt securities	114,765.2	115,447.0
Government securities
Less than one year	214,803.5	215,252.5
One to five years	243,524.7	245,626.6
Five to ten years	152,792.4	154,141.2
Greater than ten years	9,105.5	9,248.7
Total Government securities	620,226.1	624,269.0
Other debt securities
Less than one year	144,747.0	145,037.8
One to five years	53,622.0	54,346.6
Five to ten years	21,112.9	21,987.7
Greater than ten years	34,625.1	36,069.2
Total other debt securities	254,107.0	257,441.3
Total debt securities classified as available for sale	989,098.3	997,157.3

Credit rating profile of held-to-maturity debt securities

The Group considers credit rating as credit quality indicators for the held-to-maturity debt securities. The credit rating of debt securities is issued by external credit rating agencies.

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2025:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	586,259.9	2,047.6	17,299.5	8,143.5	..	613,750.5
Government securities[1]	4,167,081.3	..	..	..	..	4,167,081.3
Other debt securities	75,860.0	..	..	..	..	75,860.0
Total Debt securities	4,829,201.2	2,047.6	17,299.5	8,143.5	..	4,856,691.8

1.	These represent investments in the government securities made by the Group, since these investments carry a moderate to high protection with regard to timely payment of financial obligations the same have been classified in “AAA, AA+, AA, AA-, 1, 2A-C. for further detailed discussion on these rating grades please refer “credit quality indicators” of loans forming part of “7. Loans” disclosure below.

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2024:

Rupees in million

	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	449,860.4	1,921.4	23,369.8	4,480.1	..	479,631.6
Government securities[1]	3,949,704.1	..	..	..	..	3,949,704.1
Other debt securities	10,704.8	..	..	..	..	10,704.8
Total Debt securities	4,410,269.3	1,921.4	23,369.8	4,480.1	..	4,440,040.5

1.	These represent investments in the government securities made by the Group, since these investments carry a moderate to high protection with regard to timely payment of financial obligations the same have been classified in “AAA, AA+, AA, AA-, 1, 2A-C. for further detailed discussion on these rating grades please refer “credit quality indicators” of loans forming part of “7. Loans” disclosure below.

There were no held-to-maturity debt securities that were past due (30 days overdue) at year ended March 31, 2025 and March 31, 2024. There were no held-to-maturity debt securities that were overdue for more than 90 days and still accruing at the year ended March 31, 2025 and March 31, 2024.

6.	Repurchase transactions

The Group undertakes repurchase and reverse repurchase transactions of Government securities and corporate bonds during the year. These transactions are generally of a short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2025, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility offered by the Reserve Bank of India amounted to Rs. 288,993.9 million (March 31, 2024: Rs. 286,293.8 million) and the outstanding lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 72,514.5 million (March 31, 2024: Rs. 180,376.8 million).

During fiscal 2025, average borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 426,550.4 million (March 31, 2024: Rs. 369,120.6 million) and average lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 119,724.8 million (March 31, 2024: Rs. 117,787.4 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2025	2024
Commercial loans	6,163,475.8	5,219,456.3
Term loans	2,053,215.1	2,155,071.1
Working capital facilities[1]	4,110,260.7	3,064,385.2
Consumer loans and credit card receivable	8,225,817.9	7,610,969.0
Mortgage loans	4,490,975.6	4,134,254.8
Other secured loans	1,843,913.4	1,707,890.9
Credit card receivables	587,875.3	523,037.0
Other unsecured loans	1,303,053.6	1,245,786.3
Lease financing[2]	..	34.3
Total gross advances	14,389,293.7	12,830,459.6
Provision for loan losses[3]	(182,656.6)	(222,697.6)
Total net advances	14,206,637.1	12,607,762.0

1.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

4.	Interest accrued on loans amounted to Rs. 106,536.1 million at March 31, 2025 (March 31, 2024: Rs. 88,035.1 million).

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

The Bank’s mortgage loan portfolio includes home loans made to individuals and business entities and loan against mortgage of property for business or personal requirement.

The Bank extends kisan (farmer) credit card facility to farmers for meeting their cost of cultivation and other ancillary expenses.

The Bank provides jewel loans against gold ornaments and gold coins.

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

At March 31, 2025, the Group had committed to lend (including non-fund based facilities) Rs. 1,386.7 million (March 31, 2024: Rs. 1,039.3 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2025	2024
Commercial loans
Term loans	1,846.7	4,381.0
Working capital facilities	1,262.5	1,775.8
Consumer loans
Mortgage loans	18,043.0	24,072.0
Other secured loans	2,240.2	4,863.4
Credit card receivables	0.2	63.0
Other unsecured loans	205.8	525.1
Lease financing	..	..
Total gross restructured loans[2]	23,598.4	35,680.3
Provision for loan losses[3]	(900.4)	(1,443.2)
Total net restructured loans	22,698.0	34,237.1

1.	Represents entire borrower level outstanding of the restructured accounts.

2.	At March 31, 2025, includes loans amounting to Rs. 17,987.9 million restructured under the Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020. and May 05, 2021 (March 31, 2024: loans amounting to Rs. 26,271.1 million)

3.	Represents provision due to diminution in the fair value of restructured/rescheduled loans in accordance with the applicable RBI guidelines.

In addition, the Bank holds general provision amounting to Rs. 5,988.9 million at March 31, 2025 (March 31, 2024: Rs. 9,034.1 million) on these restructured accounts.

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days (365 days for direct agriculture loans, representing the crop cycles), in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days. An account is treated as ‘out of order’ if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days or where there are no credits continuously for 90 days or credits are not enough to cover the interest debited during the preceding 90 day period. In respect of bills, an asset is classified as non-performing if the account remains overdue for more than 90 days. The Bank also identifies non-performing loans based on a review of accounts selected on the basis of certain criteria, by evaluating additional information (other than that relating to the payment record). Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount outstanding in the host country. In case of the Bank’s housing finance subsidiary and ICICI Securities Limited, loans and other credit facilities are classified into performing and non-performing loans as per Reserve Bank of India guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2025.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	110,537.2	63,994.2	..	..	1,760.2
- Working capital facilities	49,839.2	47,762.1	17.2	..	2,457.5
Consumer loans
- Mortgage loans	48,749.1	49,310.2	..	..	2,224.3
- Other secured loans	46,047.9	54,775.1	46,207.2	..	544.8
- Credit card receivables	9,841.9	11,752.0	..	..	392.4
- Other unsecured loans	14,592.9	15,716.5	13.0	..	579.4
Lease financing	..	..	..	..	..
Total gross loans	279,608.2	243,310.1	46,237.4	..	7,958.6
Provision for loan losses	(221,249.1)	(181,756.1)	..
Total net loans	58,359.1	61,554.0	46,237.4

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2024.

Rupees in million

	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis
Commercial loans
- Term loans	153,131.1	110,537.2	..	..	2,403.9
- Working capital facilities	56,797.7	49,839.2	..	..	1,645.5
Consumer loans
- Mortgage loans	46,243.2	48,749.1	..	..	2,492.8
- Other secured loans	40,187.5	46,047.9	40,927.4	..	562.2
- Credit card receivables	5,836.4	9,841.9	..	..	626.9
- Other unsecured loans	10,273.8	14,592.9	..	..	483.2
Lease financing	..	..	..	..	..
Total gross loans	312,469.7	279,608.2	40,927.4	..	8,214.5
Provision for loan losses	(254,507.1)	(221,249.1)	..
Total net loans	57,962.6	58,359.1	40,927.4

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2025	2024	2023
Provision for loan losses at the beginning of the year	1,443.2	1,778.6	2,914.3
Provision for loan losses made for new additions during the year	..	60.8	..
Increase/(decrease) of provision for existing loan losses during the year	(435.1)	(241.9)	(328.4)
Reduction/write-back of provision on restructured loans due to: Upgrade to standard assets	..	..	..
Downgrade to non-performing assets	(107.7)	(154.3)	(807.3)
Provision for loan losses at the end of the year	900.4	1,443.2	1,778.6

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2025.

Rupees in million

Particulars	Commercial loans			Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	107,374.8	37,647.1	25,597.8	31,068.7	8,016.4	11,544.3	..	..	221,249.1
Add: Provisions for loan losses	3,226.7	12,830.9	22,456.4	35,019.6	33,371.4	30,486.6	..	..	137,391.6
Less: Utilized for write-off of loans	(23,199.5)	(5,914.2)	(5,774.7)	(16,818.1)	(27,532.2)	(23,801.3)	..	..	(1,03,040.0)
Less: Write back of excess provisions	(25,140.5)	(10,084.4)	(16,342.4)	(12,789.9)	(4,007.4)	(5,480.0)	..	..	(73,844.6)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	62,261.5	34,479.4	25,937.1	36,480.3	9,848.2	12,749.6	..	..	181,756.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	2,410.2	986.6	4,207.3	903.8	4.5	72.8	..	199,748.9[1]	208,334.1
C. Aggregate provision for loan losses at the end of the year (A) + (B)	64,671.7	35,466.0	30,144.4	37,384.1	9,852.7	12,822.4	..	199,748.9	390,090.2
Closing balance of provision: individually evaluated for impairment	64,671.7	35,466.0	30,144.4	37,384.1	9,852.7	12,822.4	..	..	190,341.3
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	199,748.9	199,748.9
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2025, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2024.

Rupees in million

Particulars	Commercial loans			Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit Card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	142,443.9	46,732.2	25,653.6	26,719.2	4,717.3	8,240.9	..	..	254,507.1
Add: Provisions for loan losses	3,569.4	18,661.6	22,388.4	28,668.3	22,721.1	24,605.6	..	..	120,614.4
Less: Utilized for write-off of loans	(8,766.6)	(7,656.7)	(5,978.9)	(13,086.9)	(15,735.2)	(15,072.9)	..	..	(66,297.2)
Less: Write back of excess provisions	(29,871.9)	(20,090.0)	(16,465.3)	(11,231.9)	(3,686.8)	(6,229.3)	..	..	(87,575.2)
Aggregate provision for loan losses at the end of the year for non-performing loans	107,374.8	37,647.1	25,597.8	31,068.7	8,016.4	11,544.3	..	..	221,249.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	2,458.5	1,359.5	5,624.0	1,594.2	16.3	191.3	..	192,602.1[1]	203,845.9
C. Aggregate provision for loan losses at the end of the year (A) + (B)	109,833.3	39,006.6	31,221.8	32,662.9	8,032.7	11,735.6	..	192,602.1	425,095.0
Closing balance of provision: individually evaluated for impairment	109,833.3	39,006.6	31,221.8	32,662.9	8,032.7	11,735.6	..	..	232,492.9
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	192,602.1	192,602.1
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2024, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2023.

Rupees in million

Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	152,200.1	50,822.8	28,852.5	26,173.8	3,119.1	7,937.0	..	..	269,105.3
Add: Provisions for loan losses	17,713.5	23,605.3	21,198.2	28,722.4	12,155.9	15,672.9	..	..	119,068.2
Less: Utilized for write-off of loans	(4,428.6)	(4,976.5)	(6,469.7)	(13,525.1)	(7,576.9)	(9,491.5)	..	..	(46,468.3)
Less: Write back of excess provisions	(23,041.1)	(22,719.4)	(17,927.4)	(14,651.9)	(2,980.8)	(5,877.5)	..	..	(87,198.1)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	142,443.9	46,732.2	25,653.6	26,719.2	4,717.3	8,240.9	..	..	254,507.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,243.4	1,492.1	7,750.8	2,849.7	18.0	376.8	..	180,946.81	197,677.6
C. Aggregate provision for loan losses at the end of the year (A) + (B)	146,687.3	48,224.3	33,404.4	29,568.9	4,735.3	8,617.7	..	180,946.8	452,184.7
Closing balance of provision: individually evaluated for impairment	146,687.3	48,224.3	33,404.4	29,568.9	4,735.3	8,617.7	..	..	271,237.9
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	180,946.8	180,946.8
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2023, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount.

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary follows IFRS 9 – Financial instruments and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2025, the Bank’s Canadian subsidiary classified exposure of Rs. 74,064.5 million as Stage-2 (March 31, 2024: Rs. 102,418.0 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 602.1 million (March 31, 2024: Rs. 761.7 million) in fiscal 2025.

Aging Analysis of Past Due Financing Receivable - Performing Loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date.

The following table sets forth the aging analysis of past due performing loans at March 31, 2025.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,988,165.1	1,012.6	43.2	..	1,055.8
Working capital facilities[4]	4,056,208.1	5,189.0	1,084.3	17.2	6,290.5
Consumer loans
Mortgage loans	4,406,749.1	26,168.5	8,747.8	..	34,916.3
Other secured loans	1,712,518.9	22,247.3	8,164.9	46,207.2	76,619.4
Credit card receivables	565,182.7	6,504.5	4,436.1	..	10,940.6
Other unsecured loans	1,276,104.8	7,859.2	3,360.1	13.0	11,232.3
Lease financing	..	..	..	..	.
Total	14,004,928.7	68,981.1	25,836.4	46,237.4	141,054.9

1.	Loans up to 30 days past due are considered current.
2.	Primarily includes crop related agriculture loans overdue less than 365 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans at March 31, 2024.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	2,043,084.7	1,176.9	272.3	..	1,449.2
Working capital facilities[4]	3,010,208.0	3,391.3	946.7	..	4,338.0
Consumer loans
Mortgage loans	4,058,348.7	20,825.5	6,331.5	..	27,157.0
Other secured loans	1,599,903.2	14,903.1	6,109.3	40,927.4	61,939.8
Credit card receivables	502,173.1	7,306.5	3,715.5	..	11,022.0
Other unsecured loans	1,221,632.8	7,000.7	2,559.9	..	9,560.6
Lease financing	34.3	.	..	..	..
Total	12,435,384.8	54,604.0	19,935.2	40,927.4	115,466.6

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 365 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

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

The following table sets forth, a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2025.

Rupees in million

	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Prior to 2021
Rating grades
Investment grade	770,480.8	599,179.8	302,765.3	144,658.4	74,088.3	97,833.4	3,964,827.4	5,953,833.4
AAA, AA+, AA, AA-, 1, 2A-C	123,239.8	101,837.3	108,812.4	69,173.4	39,440.0	8,240.0	2,067,878.5	2,518,621.4
A+, A, A-, 3 A-C	272,951.8	319,179.5	109,115.5	45,191.1	25,224.5	34,139.0	599,851.0	1,405,652.4
BBB+, BBB and BBB-, 4A-C	374,289.2	178,163.0	84,837.4	30,293.9	9,423.8	55,454.4	1,297,097.9	2,029,559.6
Below investment grade[1]	419.6	1,927.9	4,195.1	2,462.9	3,050.0	73,344.4	69,210.6	154,610.5
Unrated	5,606.5	1,582.3	339.0	279.2	60.2	37.0	47,127.7	55,031.9
Total Gross loans	776,506.9	602,690.0	307,299.4	147,400.5	77,198.5	171,214.8	4,081,165.7	6,163,475.8
Provisions[2]	(45.0)	(799.8)	(207.9)	(612.0)	(2,867.1)	(59,061.7)	(34,047.9)	(97,641.4)
Total net loans	776,461.9	601,890.2	307,091.5	146,788.5	74,331.4	112,153.1	4,047,117.8	6,065,834.4
Gross write-offs during Fiscal 2025	6.2	..	..	..	98.0	16,695.3	5,766.7	22,566.2

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Also includes provision against restructured loans.

3.	Commercial loans also include small business loans which are generally rated at portfolio level

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans at March 31, 2024.

Rupees in million

	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Prior to 2020
Rating grades
Investment grade	738,901.8	525,293.0	238,169.3	214,059.9	35,932.3	146,206.1	3,061,161.6	4,959,724.0
AAA, AA+, AA, AA-, 1, 2A-C	82,547.9	149,635.0	111,517.8	159,183.5	4,027.9	42,694.8	1,536,636.0	2,086,242.9
A+, A, A-, 3 A-C	386,705.4	226,100.7	69,475.8	28,924.2	21,303.0	40,661.3	515,157.4	1,288,327.8
BBB+, BBB and BBB-, 4A-C	269,648.5	149,557.3	57,175.7	25,952.2	10,601.4	62,850.0	1,009,368.2	1,585,153.3
Below investment grade	1,346.9	6,436.4	7,774.6	4,366.8	7,270.1	117,306.6	69,225.2	213,726.6
Unrated	9,774.7	2,885.9	1,483.1	923.3	189.0	43.1	30,740.9	46,040.0
Total Gross loans	750,023.4	534,615.3	247,427.0	219,350.0	43,391.4	263,555.8	3,161,127.7	5,219,490.6
Provisions[2]	(216.5)	(87.4)	(727.4)	(3,220.6)	(4,060.4)	(101,345.6)	(36,812.5)	(146,470.4)
Total net loans	749,806.9	534,527.9	246,699.6	216,129.4	39,331.0	162,210.2	3,124,315.2	5,073,020.2
Gross write-offs during Fiscal 2024	3.3	5.8	..	691.5	300.7	8,310.0	4,683.7	13,995.0

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Also includes provision against restructured loans..

3.	Commercial loans also include small business loans which are generally rated at portfolio level

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2025.

Rupees in million

	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Prior to 2021
Mortgage loans	944,700.5	1,038,114.3	799,073.2	612,937.1	380,215.4	715,935.1	..	4,490,975.6
Current[2]	942,839.8	1,026,040.8	782,382.7	598,757.5	370,848.7	685,879.6	..	4,406,749.1
Performing loans which are overdue[3]	1,011.6	5,596.3	6,236.4	5,111.4	3,605.5	13,355.1	..	34,916.3
Non-performing loans	849.1	6,477.2	10,454.1	9,068.2	5,761.2	16,700.4	..	49,310.2

Other secured loans	769,462.9	402,220.5	206,856.9	80,484.6	29,423.9	20,147.9	335,316.7	1,843,913.4
Current[2]	758,528.0	383,961.2	195,136.5	75,169.5	27,075.7	14,703.4	257,944.6	1,712,518.9
Performing loans which are overdue[3]	7,116.8	12,522.6	6,948.1	3,139.7	1,190.2	1,009.8	44,692.2	76,619.4
Non-performing loans	3,818.1	5,736.7	4,772.3	2,175.4	1,158.0	4,434.7	32,679.9	54,775.1

Credit card receivables	..	..	..	..	..	..	587,875.3	587,875.3
Current[2]	..	..	..	..	..	..	565,182.7	565,182.7
Performing loans which are overdue[3]	..	..	..	..	..	..	10,940.6	10,940.6
Non-performing loans	..	..	..	..	..	..	11,752.0	11,752.0

Other unsecured loans	564,979.4	450,670.9	190,173.7	56,518.6	11,721.9	2,246.2	26,742.9	1,303,053.6
Current[2]	562,320.2	439,059.4	181,198.4	53,742.0	11,434.3	1,697.6	26,652.9	1,276,104.8
Performing loans which are overdue[3]	1,368.0	4,987.0	3,596.8	1,051.1	124.4	84.0	21.0	11,232.3
Non-performing loans	1,291.2	6,624.5	5,378.5	1,725.5	163.2	464.6	69.0	15,716.5

Total Gross loans	2,279,142.8	1,891,005.7	1,196,103.8	749,940.3	421,361.2	738,329.2	949,935.0	8,225,817.9
Provisions	(2,552.3)	(10,518.7)	(11,660.1)	(7,192.3)	(4,221.4)	(14,756.7)	(34,113.7)	(85,015.2)
Total net loans	2,276,590.5	1,880,487.0	1,184,443.7	742,748.0	417,139.8	723,572.5	915,821.3	8,140,802.7
Gross write-offs during Fiscal 2025	734.7	12,268.1	13,330.2	5,897.1	2,792.3	5,327.3	28,005.9	68,355.6

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans up to 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2024.

Rupees in million

	Non-revolving loans originated in						Revolving loans[1]	Total loans
	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Fiscal 2020	Prior to 2020
Mortgage loans	1,058,359.7	944,437.2	741,506.4	462,162.0	298,995.5	628,794.0	..	4,134,254.8
Current[2]	1,055,934.6	933,511.8	728,961.8	452,228.4	283,421.8	604,290.3	..	4,058,348.7
Performing loans which are overdue[3]	912.3	4,061.5	4,205.4	3,352.7	5,400.7	9,224.4	..	27,157.0
Non-performing loans	1,512.8	6,863.9	8,339.2	6,580.9	10,173.0	15,279.3	..	48,749.1

Other secured loans	767,285.7	351,286.0	158,656.6	69,620.7	29,365.0	18,026.4	313,650.5	1,707,890.9
Current[2]	761,825.0	337,644.1	150,158.8	64,520.2	25,642.2	13,468.0	246,644.9	1,599,903.2
Performing loans which are overdue[3]	3,180.5	8,376.2	4,929.6	2,792.9	1,736.6	960.8	39,963.2	61,939.8
Non-performing loans	2,280.2	5,265.7	3,568.2	2,307.6	1,986.2	3,597.6	27,042.4	46,047.9

Credit card receivables	..	..	..	..	..	..	523,037.0	523,037.0
Current[2]	..	..	..	..	..	..	502,173.1	502,173.1
Performing loans which are overdue[3]	..	..	..	..	..	..	11,022.0	11,022.0
Non-performing loans	..	..	..	..	..	..	9,841.9	9,841.9

Other unsecured loans	715,013.9	348,249.8	118,523.5	32,341.8	13,655.3	1,188.1	16,813.9	1,245,786.3
Current[2]	709,942.8	337,304.6	113,432.7	30,961.7	12,429.1	790.0	16,771.9	1,221,632.8
Performing loans which are overdue[3]	2,484.1	4,340.0	1,772.8	601.0	309.5	48.3	4.9	9,560.6
Non-performing loans	2,587.0	6,605.2	3,318.0	779.1	916.7	349.8	37.1	14,592.9

Total Gross loans	2,540,659.3	1,643,973.0	1,018,686.5	564,124.5	342,015.8	648,008.5	853,501.4	7,610,969.0
Provisions	(3,597.3)	(10,145.8)	(8,141.5)	(5,570.5)	(8,076.3)	(12,713.0)	(27,982.8)	(76,227.2)
Total net loans	2,537,062.0	1,633,827.2	1,010,545.0	558,554.0	333,939.5	635,295.5	825,518.6	7,534,741.8
Gross write-offs during Fiscal 2024	908.4	8,952.2	6,649.4	3,963.8	4,688.0	5,321.3	15,850.1	46,333.2

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans up to 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

8.	Financial assets transferred during the year to securitization company/reconstruction company

The Bank transfers certain assets to securitization companies’/asset reconstruction companies in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for receipt of cash or securities in the form of security receipts issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with Reserve Bank of India guidelines, in case of non-performing loans sold to asset reconstruction companies, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by asset reconstruction companies, the security receipts are valued at their respective net asset values as advised by the asset reconstruction companies. Reserve Bank of India, through its revised norms for Government guaranteed Security Receipts issued on March 29, 2025, has permitted banks to reverse any excess provision to the Profit and Loss Account in the year of transfer, if a loan is transferred to an asset reconstruction company for a value higher than the net book value and the sale consideration comprises only of cash and security receipts guaranteed by the Government of India. Such security receipts shall be valued periodically by reckoning the Net Asset Value declared by the ARC based on the recovery ratings received for such instruments. At March 31, 2025, the Bank held Government guaranteed security receipts amounting to Rs. 16,944.5 million, which were fully provided. The Bank, on a prudent basis, continues to hold provision against such security receipts which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2025	2024	2023
Number of accounts[1]	40[2]	21[2]	205[2]
Aggregate value (net of provisions) of accounts sold to securitization company/reconstruction company	144.3[2]	..[2]	286.3[2]
Aggregate consideration	20,859.7[3]	1,861.9	1,739.9
Aggregate gain/(loss) over net book value	20,715.4	1,861.9	1,453.6
Provision reversed to profit and loss account on account of sale of NPAs	4,667.6	626.4	1,453.6

1.	Excludes accounts previously written-off.

2.	Includes Nil consumer loans (Fiscal 2024: Nil consumer loans, Fiscal 2023: 196 consumer loans amounting to Rs. 162.5 million)

3.	Includes consideration of Rs. 16,047.8 million in form of security receipts which are fully provided.

9.	Details of non-performing assets sold, excluding those sold to securitization company/reconstruction company

The Bank sells certain non-performing assets to entities other than securitization company/reconstruction company in compliance with the terms of the guidelines issued by the Reserve Bank of India on such sale. During Fiscal 2025 and Fiscal 2024 the Bank has not sold any non-performing assets to entities other than securitization company/reconstruction company.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to entities, excluding those sold to securitization company/reconstruction company.

Rupees in million, except number of accounts

	Year ended March 31,
	2025	2024	2023
No. of accounts[1]	..	..	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	..	..	..
Aggregate consideration	..	..	15.7
Aggregate gain/(loss) over net book value	..	..	15.7

1.	Represents corporate loans.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled to Rs. 2,051,239.5 million at March 31, 2025 which represented 85.6% of the capital funds (March 31, 2024: Rs. 2,004,067.8 million represented 96.2% of the capital funds). The single largest exposure (non-bank) at March 31, 2025 was Rs. 300,239.6 million, which was included in rating category “AA” represented 12.5% of the capital funds (March 31, 2024: Rs. 198,649.4 million represented 9.5% of the capital funds).

The largest group of companies under the same management control accounted for 29.6% of the capital funds at March 31, 2025 (March 31, 2024: 30.7% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 7,062,177.7 million (including fund based commitments fungible with non-fund based facilities) at March 31, 2025 (March 31, 2024: Rs. 6,232,555.7 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 24,322.5 million at March 31, 2025 (March 31, 2024: Rs. 23,345.1 million).

13.	Derivatives

ICICI Bank Limited is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. The Bank’s Treasury and Securities Services Group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, and ensures compliance with various internal and regulatory guidelines. The Bank’s Treasury Monitoring and Reporting Group is responsible for reporting of performance of treasury groups , reports related to Liquidity and Interest rate risk in the banking book and position & limit reporting (Value at Risk, Net Open Position and stop loss, etc.).

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

Based on guidelines issued by Reserve Bank of India on June 26, 2019, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance Note on Accounting for Derivative Contracts issued by Institute of Chartered Accountants of India. Accordingly, for fair value hedges established after June 26, 2019, the hedging instruments and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account by the Bank. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked-to-market unless their underlying transaction is marked-to-market. The Group companies measure the hedging instruments and the hedged items (for the risks being hedged) at fair value with changes recognized in the profit and loss account for fair value hedge. To the extent a cash flow hedge is effective, the change in the fair value of the hedging instrument is recognized in cash flow hedge reserve and the ineffective portion of the hedge is accounted in the profit and loss account. The premium or discount arising on inception of forward exchange contracts, which are not hedging instruments and are not intended for trading purpose, is amortized over the life of the contract as interest income/expense. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India guidelines.

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

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2025.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives	Credit exposure[3]
Interest rate derivatives[1]	51,894,372.2	64,119.7	(61,206.3)	(14,474.0)	457,490.0
Currency derivatives (including foreign exchange derivatives)[2]	23,484,301.2	68,784.5	(106,921.2)	61,241.6	600,611.9
Equity derivatives	9,466.8	..	(3.0)	(505.0)	3.8
Un-funded credit derivatives	..	..	..	..	..

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	Credit exposure is computed as per Current Exposure Method (CEM).

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

4.	The Bank has recovered Rs. 175.4 million from earlier recorded credit losses

The following table sets forth the details of the notional amounts, marked-to-market position and credit exposure of hedging derivatives for the year ended March 31, 2025.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	439,557.5	3,550.8	(123.0)	4,535.7
Currency derivatives (including foreign exchange derivatives)[2]	..	..	..	..

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The gains/(losses) on hedged items arising from changes in fair value for fiscal 2025 and fiscal 2024 amounted to Rs. (5,489.8) million and Rs. (24.2) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during fiscal 2025 and fiscal 2024 amounted to Rs. 5,922.0 million and Rs. 442.7 million respectively.

The gains/(losses) on cash flow hedges recorded in cash flow hedge reserve for fiscal 2025 and fiscal 2024 amounted to Rs. 4,540.4 million and Rs. 6,797.2 million respectively. At year-end fiscal 2025 and 2024, Nil loss recorded in cash flow hedge reserve is expected to be reclassified into earnings during the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations or the addition of other hedges subsequent to year-end fiscal 2025. During fiscal 2025 and fiscal 2024, there were no gains/(losses) reclassified from cash flow hedge reserve into earnings on account of discontinuance of cash flow hedges. At year-end fiscal 2025, the maximum length of time over which the Group was hedging its exposure to the variability in future cash flows was 132 months (year-end fiscal 2024: 120 months). At year-end fiscal 2025, accumulated cash flow hedge reserve was Rs. 11,906.6 million (year-end fiscal 2024: Rs. 7,319.6 million). During fiscal 2025, net amount of gain/(loss) reclassified from accumulated cash flow hedge reserve to earnings was Rs. 46.6 million (fiscal 2024: Rs. (22.0) million),as ineffective portion of hedges.

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 48,023.8 million at March 31, 2025 (March 31, 2024: Rs. 47,989.3 million). The gross positive and negative fair values of these hedging instruments were Rs. 435.6 million at March 2025 (March 31, 2024: Rs. 221.2 million) and Rs. (23.1) million at March 31, 2025 (March 31, 2024: Rs. (31.3) million) respectively and the credit exposure was Rs. 1,416.2 million at March 31, 2025 (March 31, 2024: Rs. 1,325.8 million).

14.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where, after considering all available information, a liability requires accrual in the opinion of management, the Group accrues such liability.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. The contested tax demands are adjusted by the tax authorities against refunds due to each entity of the Group on favorable resolution of other years’ appeals/summary assessments or paid or kept in abeyance in accordance with the terms of any stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The tax payments are recorded as tax paid under other assets.

At March 31, 2025, the Group has assessed its contingent tax liability at an aggregate of Rs. 160,674.8 million (March 31, 2024: Rs. 103,487.0 million), mainly pertaining to income tax, interest tax, service tax, goods and services tax and sales tax/value added tax demands by the Indian tax authorities for past years. The Group has appealed or is in the process of filing an appeal against each of these tax demands. Based on consultation with counsels, favorable decisions in own cases/advance ruling in other similar cases, or as per the Group’s internal assessment as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2025. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

The Group's contingent liabilities on direct tax amounted to Rs. 96,212.6 million (March 31, 2024: Rs. 83,170.4 million) which include appeals filed by the Group or the tax authorities, where the Group has relied on favorable opinions from counsels, past decisions by appellate authorities in own cases or other similar cases, or as per the Group’s internal assessment. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 23,237.0 million (March 31, 2024: Rs. 28,639.0 million) mainly relates to whether interest expenses can be attributed to earning tax-free income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest-free funds are sufficient to cover investments in the underlying tax-free securities.

Mark-to-market losses on derivatives: Rs. 15,614.3 million (March 31, 2024: Rs. 15,625.9  million) relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses.

Disallowance of marketing expenditure: Rs 13,973.6 million (March 31, 2024: Nil) pertaining to ICICI Lombard General Insurance Company Limited, treated as inadmissible by the tax authorities.

Interest on perpetual bonds: Rs 11,225.9 million (March 31, 2024: Rs. 10,685.4 million) relates to the disallowance of interest paid on perpetual bonds. The tax authorities do not deem these instruments as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction.

Provision for year-end operating expense: Rs. 7,224.1 million (March 31, 2024: Rs. 6,950.5 million) relates to disallowance of provision for year-end operating expense by the tax authorities treating it as contingent in nature.

Depreciation on leased assets: Rs. 7,037.5 million (March 31, 2024: Rs. 6,303.5 million) relates to the disallowance of depreciation claimed on leased assets due to treatment of the lease transactions as loan transactions by the tax authorities.

Interest on non-performing assets: Rs. 5,383.0 million (March 31, 2024: Rs. 5,128.5 million) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax law has 180 days limit as against 90 days followed by the Bank.

Disallowance of write off in respect of credit cards: Rs. 4,161.6 million (March 31, 2024: Rs. 3,993.2 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It has been disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off.

Taxability of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 2,110.9 million (March 31, 2024: Rs. 1,030.6 million) relates to two special reserve accounts maintained by the ICICI Ltd., which included a special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders.

The Group’s contingent liabilities on service tax, goods and services tax and sales tax/value added tax amounted to Rs. 64,462.2 million (March 31, 2024: Rs. 20,316.6 million), which mainly pertains to the demands along with interest and penalty levied by the respective tax authorities, where the Group has relied on favorable opinions from counsels and past decisions in own cases/advance ruling by authorities in other similar cases. The key disputed liabilities are detailed below.

Goods and Services tax: Rs. 32,514.0 million (March 31, 2024: Nil) pertaining to ICICI Lombard General Insurance Company Limited relates to the eligibility of input tax credit on certain expenses.

Goods and Services Tax: Rs. 5,900.3 million (March 31, 2024: Nil) pertaining to the Bank relates to order on levy of GST on notional value of services provided by the Bank to customers maintaining specified Minimum Average Balance (MAB) in their deposit accounts.

Goods and Services Tax: Rs. 4,920.6 million (March 31, 2024: Rs. 4,920.6 million) pertaining to ICICI Prudential Life Insurance Company Limited relates to denial of input tax credit availed and utilized on certain expenses pertaining to advertisement and manpower services.

Service tax credit (CENVAT): Rs. 3,936.5 million (March 31, 2024: Rs. 3,805.2 million) pertaining to ICICI Lombard General Insurance Company Limited largely relates to the disallowance of CENVAT credit in respect of services of re-insurance of motor insurance policies and contesting the methodology of computation of CENVAT credit reversal.

CENVAT credit on interchange fees: Rs. 2,048.0 million (March 31, 2024: Rs. 2,048.0 million) pertaining to the Bank relates to disallowance of CENVAT credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same.

Goods and Services Tax: Rs. 1,007.6 million (March 31, 2024: Nil) pertaining to the Bank relates to order on levy of GST under Reverse Charge Mechanism (RCM) on the reimbursement of expenses made by the Bank to its representative offices situated outside India.

CENVAT credit on Deposit Insurance and Credit Guarantee Corporation (DICGC) premium: Rs. 767.9 million (March 31, 2024: Rs. 1,012.6 million) pertaining to the Bank relates to disallowance of CENVAT credit availed by the Bank on deposit insurance premium paid by the Bank to DICGC.

Based on judicial precedents in the Group’s own cases and similar other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above-mentioned contingent liabilities do not include Rs. 133,702.2 million (March 31, 2024: Rs. 141,164.0 million) considered as remote and therefore, are not required to be disclosed as contingent liability. Of the total disputed tax demands classified as remote, amount consisting of Rs. 60,231.7 million (March 31, 2024: Rs. 19,017.5 million) pertains to ICICI Lombard General Insurance Company Limited mainly relating to disallowance of provision for insurance claims, disallowance for non-deduction of tax on certain expenses, disallowance of exempt income, non-payment of goods and services tax on co-insurance premium, re-insurance commission and motor salvage and reimbursement; Rs. 49,473.8 million (March 31, 2024: Rs. 49,473.8 million) pertains to incorrect tax rate considered by tax authorities for fiscal 2021; Rs. 21,786.8 million (March 31, 2024: Rs. 25,945.0 million) mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which are covered by favorable decisions by the Supreme Court of India in the Group’s own/other cases; and Rs. 2,209.9 million (March 31, 2024: Rs. 4,077.7 million) pertains to errors requiring rectification by tax authorities.

15.	Litigation

A number of litigations and claims against the Group (and its directors and officers) are pending in various forums. The claims on the Group (and its directors and officers) mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held or the contingent liability recognized. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses though aggregate of such amounts are recognized as contingent liabilities. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 11,321.5 million against which provision of Rs. 7,529.2 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 6,913.9 million at March 31, 2025, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

16.	Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2025 prepared on the basis described in Schedule 18 note 11A. The Bank's Chief Operating Decision Maker (CODM) evaluates these segment results to assess performance and to allocate resources based on factors like multifaceted business, strategic and financial considerations while keeping the strategic focus on customer centricity and focusing on ecosystems and micro-markets in line with business plans approved by the Board of Directors. The CODM evaluates certain additional performance metrics, including bank-level profit before tax excluding treasury gains (calculated as profit before tax less Income from treasury-related activities) that aid in measuring Bank’s strategic progress. The Bank’s CODM is the committee of Executive Directors consisting of the Managing Director and Chief Executive Officer and Executive Directors.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Interest income	1,407,433.8	742,774.2	1,304,706.7	67,707.0	89,893.7	33,543.2	81,152.7	(1,863,896.7)	1,863,314.6
2	Non interest income	154,413.0	81,587.9	45,716.4	7,376.2	512,348.7	222,967.7	107,173.8	(49,028.9)	1,082,554.8
3	Total income (1) + (2)	1,561,846.8	824,362.1	1,350,423.1	75,083.2	602,242.4	256,510.9	188,326.5	(1,912,925.6)	2,945,869.4
	External revenue	916,739.1	540,894.1	384,301.7	71,895.1	601,830.5	251,061.5	179,147.4	..	2,945,869.4
	Revenue from transfer pricing on external liabilities and other internal revenue	645,107.7	283,468.0	966,121.4	3,188.1	411.9	5,449.4	9,179.1	(1,912,925.6)	..
4	Interest expense	969,854.6	541,043.4	1,140,912.8	46,557.7	1,137.8	2.9	54,658.0	(1,863,890.7)	890,276.5
5	Operating expenses	304,472.2	90,214.0	24,754.2	12,200.7	587,610.7	223,758.9	57,879.5	(22,890.4)	1,277,999.8
6	Provisions	71,309.6	(22,541.6)	(2,747.1)	1,812.9	129.6	(463.8)	1,558.0	..	49,057.6
7	Segment results[1] (3)-(4)-(5)-(6)	216,210.4	215,646.3	187,503.2	14,511.9	13,364.3	33,212.9	74,230.8	(26,144.3)	728,535.5
8	Unallocated expenses									..
9	Share of profit from associates									1,506.6
10	Operating profit[1] (7) – (8) + (9)									730,042.1
11	Income tax expenses (net)/(net deferred tax credit)									184,348.3
12	Net profit[2] (10) – (11)									545,693.8
	Other information
13	Segment assets	7,929,301.9	5,482,698.2	7,227,332.6	1,025,594.7	3,140,885.4	685,617.4	1,029,682.0	(154,037.2)	26,367,075.0
14	Unallocated assets									55,339.1
15	Total assets (13) + (14)									26,422,414.1
16	Segment liabilities	11,119,662.2	5,559,973.9	4,306,765.4[3]	595,655.2[3]	3,142,401.4[3]	690,202.5[3]	1,030,790.7[3]	(154,037.2)[3]	26,291,414.1
17	Unallocated liabilities									131,000.0
18	Total capital and liabilities (16) + (17)									26,422,414.1

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
19	Capital expenditure	27,062.6	11,779.3	2,054.9	2,449.5	2,808.5	2,631.7	4,057.8	..	52,844.3
20	Depreciation	14,068.8	5,983.3	1,005.0	672.2	1,333.8	1,244.1	1,982.4	(16.4)	26,273.2

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

4.	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

The following table sets forth, the business segment results for the year ended March 31, 2024 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Interest income	1,208,554.8	649,232.6	1,117,447.1	58,652.1	74,377.2	2,596.8	62,738.3	(1,578,439.7)	1,595,159.2
2	Non interest income	136,920.9	68,569.6	19,571.2	5,381.9	467,984.1	16,361.3	77,630.4	(27,201.4)	765,218.0
3	Total income (1) + (2)	1,345,475.7	717,802.2	1,137,018.3	64,034.0	542,361.3	18,958.1	140,368.7	(1,605,641.1)	2,360,377.2
	External revenue	791,317.3	491,258.8	306,964.0	62,415.0	541,426.2	18,612.7	148,383.2	..	2,360,377.2
	Revenue from transfer pricing on external liabilities and other internal revenue	554,158.4	226,543.4	830,054.3	1,619.0	935.1	345.4	(8,014.5)	(1,605,641.1)	..
4	Interest expense	821,230.8	457,144.1	963,561.3	35,852.2	823.5	3.1	40,904.9	(1,578,438.3)	741,081.6
5	Operating expenses	283,844.1	83,057.7	20,711.3	11,105.3	532,377.0	16,480.8	39,262.6	(9,010.8)	977,828.0
6	Provisions	51,909.1	(22,116.7)	6,336.9	692.5	(71.5)	269.5	104.2	..	37,124.0
7	Segment results[1] (3)-(4)-(5)-(6)	188,491.7	199,717.1	146,408.8	16,384.0	9,232.3	2,204.7	60,097.0	(18,192.0)	604,343.6
8	Unallocated expenses									..
9	Share of profit from associates									10,737.7
10	Operating profit[1] (7) – (8) + (9)									615,081.3
11	Income tax expenses (net)/(net deferred tax credit)									154,276.2
12	Net profit[2] (10) – (11)									460,805.1
	Other information
13	Segment assets	7,193,136.2	4,824,561.0	6,340,548.0	893,056.2	2,987,952.9	628,317.0	879,966.1	(182,618.8)	23,564,918.6
14	Unallocated assets									75,711.7
15	Total assets (13) + (14)									23,640,630.3
16	Segment liabilities	10,198,454.9	4,565,715.3	3,815,846.8[3]	607,215.6[3]	2,989,997.0[3]	633,082.9[3]	881,936.6[3]	(182,618.8)[3]	23,509,630.3
17	Unallocated liabilities									131,000.0
18	Total capital and liabilities (16) + (17)									23,640,630.3

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
19	Capital expenditure	19,984.4	7,806.3	1,390.0	598.4	3,128.9	139.6	3,529.4	..	36,577.0
20	Depreciation	10,978.1	4,596.4	788.2	444.8	1,129.0	93.5	1,338.5	(16.4)	19,352.1

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

4.	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

The following table sets forth, the business segment results for the year ended March 31, 2023 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
1	Interest income	915,876.8	450,656.6	828,836.2	40,400.1	60,020.5	40,440.2	(1,125,563.1)	1,210,667.3
2	Non interest income	121,876.6	55,491.9	16,532.9	4,239.9	419,281.2	56,819.7	(23,121.5)	651,120.7
3	Total income (1) + (2)	1,037,753.4	506,148.5	845,369.1	44,640.0	479,301.7	97,259.9	(1,148,684.6)	1,861,788.0
	External revenue	624,349.7	366,629.6	241,880.1	44,192.1	478,712.6	106,023.9	..	1,861,788.0
	Revenue from transfer pricing on external liabilities and other internal revenue	413,403.7	139,518.9	603,489.1	447.9	589.1	(8,764.1)	(1,148,684.6)	..
4	Interest expense	598,776.5	300,653.5	680,935.1	24,607.8	864.2	25,158.9	(1,125,562.1)	505,433.9
5	Operating expenses	240,343.8	67,489.5	17,905.1	8,897.9	467,921.9	29,445.5	(7,613.3)	824,390.4
6	Provisions	23,296.3	(19,852.3)	6,156.8	1,119.8	1,546.7	631.8	..	12,899.1
7	Segment results[1] (3)-(4)-(5)-(6)	175,336.8	157,857.8	140,372.1	10,014.5	8,968.9	42,023.7	(15,509.2)	519,064.6
8	Unallocated expenses								56,500.0
9	Share of profit from associates								9,982.9
10	Operating profit[1] (7) – (8) + (9)								472,547.5
11	Income tax expenses (net)/(net deferred tax credit)								117,934.4
12	Net profit[2] (10) – (11)								354,613.1
	Other information
13	Segment assets	6,039,593.7	4,328,743.5	5,129,405.0	836,960.5	2,556,899.0	711,348.4	(114,612.3)	19,488,337.8
14	Unallocated assets								96,567.2
15	Total assets (13) + (14)								19,584,905.0
16	Segment liabilities	8,913,545.4	3,472,764.9	3,344,275.6[3]	564,779.6[3]	2,558,472.0[3]	714,679.8[3]	(114,612.3)[3]	19,453,905.0
17	Unallocated liabilities								131,000.0

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	Others	Inter- segment adjustments	Total
18	Total capital and liabilities (16) + (17)								19,584,905.0
19	Capital expenditure	11,682.9	5,251.8	610.6	455.2	1,357.0	1,884.8	..	21,242.3
20	Depreciation	9,274.5	3,427.2	335.8	405.2	835.1	884.2	(16.4)	15,145.6

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

4.	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

The results of reported segments for the year ended March 31, 2025 are not comparable with that of reported segments for the year ended March 31, 2024 and March 31, 2023 to the extent changes in reportable segments.

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

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2025 and March 31, 2024.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2025 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	100,654.4	32,409.4	..	2,185.0	..	..	69.4	(889.3)	134,428.9
2	Lending linked fee	27,397.2	17,411.1	..	1,830.2	10.7	..	2,218.1	(664.0)	48,203.3
3	Fund management fee	..	..	..	..	..	..	47,973.1	(0.6)	47,972.5
4	Securities brokerage income	..	..	..	..	..	..	20,805.5	(38.8)	20,766.7
5	Third party products distribution fee	10,282.3	..	..	125.6	..	..	7,228.7	(5,931.7)	11,704.9
6	Others	932.7	3,278.8		975.1	..	..	19,268.0	(9,869.3)	14,585.3
	Total	139,266.6	53,099.3	..	5,115.9	10.7	..	97,562.8	(17,393.7)	277,661.6

1.	Out of the total revenue of Rs. 277,661.6 million, amount of revenue recognized point in time is Rs. 253,600.6 million and amount of revenue recognized over the period is Rs. 24,061.0 million.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2024 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	87,607.1	27,779.2	..	2,202.4	..	..	55.1	(753.2)	116,890.6
2	Lending linked fee	25,325.3	14,033.5	..	1,118.4	7.0	..	2,174.8	(474.6)	42,184.4
3	Fund management fee	..	..	..	..	..	..	34,890.6	(0.6)	34,890.0
4	Securities brokerage income	..	..	..	..	..	..	18,774.2	(65.8)	18,708.4
5	Third party products distribution fee	9,709.6	..	..	124.1	..	..	6,846.6	(5,086.7)	11,593.6
6	Others	762.0	2,604.1	5.4	658.8	..	..	8,676.8	(1,255.5)	11,451.7
	Total	123,404.0	44,416.8	5.4	4,103.7	7.0	..	71,418.1	(7,636.4)	235,718.7
1.	Out of the total revenue of Rs. 235,718.7 million, amount of revenue recognized point in time is Rs. 215,461.4 million and amount of revenue recognized over the period is Rs. 20,257.3 million.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2023 is given below.

Rupees in million

Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	75,390.4	22,871.7	..	1,156.2	..	37.5	(632.5)	98,823.3
2	Lending linked fee	23,659.0	13,403.0	..	1,172.9	5.8	1,628.5	(253.8)	39,615.4
3	Fund management fee	..	..	..	..	..	27,550.4	(0.6)	27,549.8
4	Securities brokerage income	..	..	..	..	..	12,563.0	(6.8)	12,556.2
5	Third party products distribution fee	9,390.9	..	..	0.4	..	6,532.1	(5,673.4)	10,250.0
6	Others	811.3	1,342.7	10.2	408.2	..	5,348.1	(230.5)	7,690.0
	Total	109,251.6	37,617.4	10.2	2,737.7	5.8	53,659.6	(6,797.6)	196,484.7

1.	Out of the total revenue of Rs. 196,484.7 million, amount of revenue recognized point in time is Rs. 177,416.7 million and amount of revenue recognized over the period is Rs. 19,068.0 million.

18.	Employee Stock Option Scheme (ESOS)/ Employee Stock Unit Scheme (ESUS)

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2025.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	198,731,466	411.26	3.81	135,542.5
Add: Granted during the year[1]	15,964,860	1,052.89
Less: Lapsed during the year, net of re-issuance	1,997,001	896.53
Less: Exercised during the year	42,832,398	335.58
Outstanding at the end of the year	169,866,927	484.94	3.35	146,664.3
Options exercisable	137,704,023	379.06	2.80	133,475.2
1.	Includes 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2024.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	225,025,803	361.60	4.43	116,036.0
Add: Granted during the year	14,635,600	894.95
Less: Lapsed during the year, net of re-issuance	1,410,025	728.44
Less: Exercised during the year	39,519,912	296.27
Outstanding at the end of the year	198,731,466	411.26	3.81	135,542.5
Options exercisable	159,296,026	324.55	3.34	122,458.4

The following table sets forth a summary of the Bank’s stock units outstanding at March 31, 2025.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	4,190,810	2.00	6.24	10,814.3
Add: Granted during the year[1]	4,964,420	2.00
Less: Lapsed during the year, net of re-issuance	371,263	2.00
Less: Exercised during the year	751,672	2.00
Outstanding at the end of the year	8,032,295	2.00	5.90	10,814.3
Options exercisable	560,656	2.00	3.72	754.8

1.	Includes 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

The following table sets forth a summary of the Bank’s stock units outstanding at March 31, 2024.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	..	..	..	..
Add: Granted during the year	4,419,670	2.00
Less: Lapsed during the year, net of re-issuance	228,860	2.00
Less: Exercised during the year	..	..
Outstanding at the end of the year	4,190,810	2.00	6.24	4,573.4
Options exercisable	2,700	2.00	4.60	2.9

Total fair value of options vested was Rs. 6,501.9 million for the year ended March 31, 2025, Rs. 4,852.0 million for the year ended March 31, 2024 and Rs. 4,630.2 million for the year ended March 31, 2023. Total fair value of units vested was Rs. 1,188.0 million for the year ended March 31, 2025 and Rs. 2.4 million for the year ended March 31, 2024.

Total aggregate intrinsic value of options exercised was Rs. 37,694.5 million for the year ended March 31, 2025, Rs. 26,462.2 million for the year ended March 31, 2024 and Rs 19,325.5 million for the year ended March 31, 2023. Total aggregate intrinsic value of units exercised was Rs. 878.4 million for the year ended March 31, 2025.

The total compensation cost of options related to non-vested awards not yet recognized at March 31, 2025 and March 31, 2024 was Rs. 3,354.7 million and Rs. 3,238.3 million respectively and the weighted-average period over which it is expected to be recognized was 1.48 years and 1.42 years respectively.

The total compensation cost of units related to non-vested awards not yet recognized at March 31, 2025 and March 31, 2024 was Rs. 2,445.2 million and Rs. 1,462.1 million respectively and the weighted-average period over which it is expected to be recognized was 1.45 years and 1.59 years respectively.

The following table sets forth a summary of stock options exercisable at March 31, 2025.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	1,188,860	157.91	0.76	1,415.3
200-399	88,958,357	269.18	2.81	96,000.9
400-599	31,580,712	491.68	2.41	27,054.4
600-799	11,731,359	743.89	3.58	7,091.1
800-999	4,244,735	897.57	4.03	1,913.5

The following table sets forth a summary of stock options exercisable at March 31, 2024.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	4,012,005	161.88	1.25	3,736.9
200-399	115,605,713	267.72	3.54	95,442.1
400-599	33,285,234	460.23	2.73	21,071.8
600-799	6,371,084	747.64	4.07	2,202.2
800-999	21,990	849.11	4.57	5.4

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2025.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2024	39,435,440	306.85
Add: Granted during the year	15,964,860	444.76
Less: Vested during the year	21,345,542	304.60
Less: Forfeited during the year	1,891,854	357.55
Unvested at March 31, 2025	32,162,904	373.82

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2024.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2023	52,087,270	237.58
Add: Granted during the year	14,635,600	340.59
Less: Vested during the year	25,931,860	187.11
Less: Forfeited during the year	1,355,570	299.92
Unvested at March 31, 2024	39,435,440	306.85

The following table sets forth a summary of the Bank’s unvested stock units outstanding at March 31, 2025.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2024	4,188,110	879.43
Add: Granted during the year.	4,964,420	1,120.43
Less: Vested during the year.	1,313,006	904.82
Less: Forfeited during the year	367,885	995.55
Unvested at March 31, 2025.	7,471,639	1,029.38

The following table sets forth a summary of the Bank’s unvested stock units outstanding at March 31, 2024.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2023	..	..
Add: Granted during the year.	4,419,670	879.43
Less: Vested during the year.	2,700	879.43
Less: Forfeited during the year	228,860	879.43
Unvested at March 31, 2024.	4,188,110	879.43

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2025	2024	2023
Risk-free interest rate	6.42% to 7.11%	6.88% to 7.32%	5.99% to 7.37%
Expected term	3.43 years to 5.43 years	3.23 years to 5.23 years	3.23 years to 5.23 years
Expected volatility	18.01% to 33.27%	24.78% to 37.41%	34.79% to 38.98%
Expected dividend yield	0.65% to 0.83%	0.56% to 0.85%	0.27% to 0.72%

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of units.

	Year ended March 31,
	2025	2024
Risk-free interest rate	6.42% to 7.09%	6.82% to 6.94%
Expected term	1.58 years to 3.58 years	1.58 years to 3.58 years
Expected volatility	16.49% to 24.72%	23.63% to 36.56%
Expected dividend yield	0.72% to 0.74%	0.56%

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

The key assumptions for the year ended March 31, 2025 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

19.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

	Rupees in million
	Year ended March 31,
	2025	2024	2023
Interest income	1,863,314.7	1,595,159.2	1,210,668.1
Interest expense	890,276.5	741,081.6	505,433.9
Net interest income	973,038.2	854,077.6	705,234.2
Provision for loan losses & others	41,056.5	30,074.5	55,482.3
Provision for depreciation on investments	8,001.1	7,049.6	13,917.0
Net interest income after provision for loan losses and investments	923,980.6	816,953.5	635,834.9
Non-interest income	1,082,554.7	765,218.0	651,119.9
Non-interest expense	1,277,999.8	977,827.9	824,390.2
Income before income tax expense, minority interest and share of profit in associates	728,535.5	604,343.6	462,564.6
Income tax expense	184,348.3	154,276.2	117,934.4
Income before minority interest and share of profit in associates	544,187.2	450,067.4	344,630.2
Add: Share of profit in associates	1,506.6	10,737.7	9,982.9
Net profit for the year before minority interest	545,693.8	460,805.1	354,613.1
Less: Minority interest	35,401.8	18,241.4	14,246.7
Net income	510,292.0	442,563.7	340,366.4

	Year ended March 31,
	2025	2024	2023
Earnings per equity share: (Rs.)
Basic	72.41	63.19	48.86
Diluted	71.14	61.96	47.84
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	7,048	7,004	6,966
Diluted	7,167	7,132	7,105
1.	During fiscal 2024, ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited become subsidiaries due to increase in the Bank’s shareholding above 50.0%. Accordingly, the consolidated profit and loss statement for fiscal 2025 and fiscal 2024 are not comparable with fiscal 2023.

	Rupees in million
	At March 31,
	2025	2024
Assets
Cash and cash equivalents[1]	2,140,234.6	1,627,689.0
Investments[1]	8,863,768.1	8,271,625.1
Loans, net[1,2]	14,206,637.1	12,607,762.0
Property, plant and equipment	158,122.3	132,394.0
Goodwill	84,594.3	24,741.6
Deferred tax asset (net)	48,410.0	63,115.8
Interest accrued, outstanding fees and other income	249,019.1	219,934.8
Assets held for sale	1.9	8.8
Other assets	671,626.7	693,359.2
Total assets	26,422,414.1	23,640,630.3

Liabilities
Interest-bearing deposits	14,041,328.9	12,448,353.8
Non-interest bearing deposits	2,375,045.1	1,987,445.7
Short-term borrowings and trading liabilities	934,004.2	757,731.8
Long-term debt	1,254,830.2	1,316,548.2
Other liabilities	4,529,779.2	4,430,228.2
Total liabilities	23,134,987.6	20,940,307.7

Minority interest	148,367.4	138,884.2
Stockholders’ equity	3,139,059.1	2,561,438.4
Total liabilities and stockholders’ equity	26,422,414.1	23,640,630.3
1.	Includes cash and cash equivalents investments and loans amounting to Rs. 304,219.7 million (March 31, 2024: Rs. 290,271.3 million) pledged as security towards short-term borrowings amounting to Rs. 292,050.8 million (March 31, 2024: Rs. 286,293.8 million).

2.	Includes loans amounting to Rs. 282,717.7 million (March 31, 2024: Rs. 273,274.7 million) pledged as security towards long-term borrowings amounting to Rs. 275,066.1 million (March 31, 2024: Rs. 266,868.8 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

				Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2024	14,046.8	14,053.2	519,436.4	1,046,835.5	967,066.4
Proceeds from issue of share capital	199.2	..	86,696.4[3]	..	..
Additions during the year	..	8,866.2[4,5]	..	328,297.4[6]	162,891.4
Deductions during the year	..	(2,221.0)[7]	..	(5,432.1)[8]	(1,676.7)[9]
Balance at March 31, 2025	14,246.0	20,698.4	606,132.8	1,369,700.8	1,128,281.1

1.	Includes revenue and other reserves, AFS reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Includes Rs. 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and the respective shareholders for delisting of ICICI Securities Limited.

4.	Includes cost of employee stock options/units recognized during the year.

5.	Includes Rs. 964.7 million towards creation of ESOP reserve for the options/units granted to employees of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

6.	In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, Directions 2023, applicable from April 1, 2024, during FY2025, the Group has accounted net transition gain of Rs. 20,583.1 million (net of tax) and Rs. 14,082.9 million (net of tax and minority interest) in AFS reserve and General reserve respectively.

7.	Represents amount transferred to Securities Premium on account of exercise of employee stock options/units and to General Reserve on lapses of employee stock options/units.

8.	Includes Rs. 3,693.8 million towards deduction in fair value change account of insurance subsidiaries due to fair valuation of investments held insurance subsidiaries.

9.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

				Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2023	13,967.8	7,608.8	507,229.5	797,727.0	818,444.9
Proceeds from issue of share capital	79.0	..	12,206.1	..	..
Additions during the year	..	7,028.4[3]	0.8[4]	249,252.8[5]	149,601.6[6]
Deductions during the year	..	(584.0)[7]	..	(144.3)	(980.1)[8]
Balance at March 31, 2024	14,046.8	14,053.2	519,436.4	1,046,835.5	967,066.4
1.	Includes revenue and other reserves, unrealized investment reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents cost of employee stock options/units recognized during the year.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Includes Rs. 4,308.9 million towards addition in fair value change account of insurance subsidiaries due to fair valuation of investments held insurance subsidiaries.

6.	Includes transfer of accumulated translation loss of Rs. 3,396.6 million related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.

7.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

8.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

				Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]
Balance at April 1, 2022	13,899.7	2,664.1	497,645.1	597,585.8	708,730.2
Proceeds from issue of share capital	68.1	..	9,576.3	..	..
Additions during the year	..	5,172.4	8.1[3]	200,197.1[4]	111,920.8
Deductions during the year	..	(227.7)[5]	..	(55.9)	(2,206.1)[6]
Balance at March 31, 2023	13,967.8	7,608.8	507,229.5	797,727.0	818,444.9

1.	Includes revenue and other reserves, unrealized investment reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes Rs. 1,482.1 million towards addition in fair value change account of ICICI Prudential Life Insurance Company Limited due to fair valuation of investments held insurance subsidiaries.

5.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

6.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and, revaluation surplus on premises sold. . Also includes the amount of loss on revaluation of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

			Rupees in million
	March 31, 2025	March 31, 2024	March 31, 2023
Balance at the beginning of the year	898,257.8	656,386.8	508,988.5
Additions during the year	510,292.0	442,563.7	340,366.4
Dividend	(70,412.7)	(55,986.0)	(34,794.5)
Deductions during the year[1]	(154,286.4)	(144,706.7)	(158,173.6)
Balance at the end of the year	1,183,850.7	898,257.8	656,386.8
1.	Includes appropriations/transfers to other reserves.

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

	Rupees in million
	Year ended March 31,
	2025	2024	2023
Conversions of loans to investments	49.9	3,912.2	7,003.4
Interest paid	887,107.7	735,486.2	499,568.0
Interest and dividend received	1,833,487.8	1,537,708.7	1,167,957.4

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

Cash and balances with banks and money at call and short notice

The carrying amounts reported in the balance sheet approximate fair values because a substantial amount of the portfolio has maturities of less than three months. The cash and balances with banks and money at call and short notice are classified as Level 3 instruments in view of absence of any significant market observable data for valuation of these instruments.

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

Other assets and liabilites

Other assets and liabilities also include the financial instruments such as sundry receivables and payables such deposits, interest/fee receivables/payables and are predominantly classified as Level 3 instruments in view of absence of any significant market observable data for valuation of these instruments.

Further, financial instruments which are accounted at fair value on a recurring/non-recurring basis are disclosed in note 22.d) fair value measurement.

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

			Rupees in million
	At March 31, 2025		At March 31, 2024
	Carrying value	Estimated Fair Value	Carrying value	Estimated fair value
Financial assets
Cash and balances with Reserve Bank of India	1,202,409.1	1,202,409.1	899,430.2	899,430.2
Balances with banks and money at call and short notice	937,825.5	937,825.5	728,258.8	728,258.8
Investments	8,863,768.1	9,009,454.1	8,271,625.0	8,363,106.1
Advances	14,206,637.1	14,324,795.1	12,607,762.0	12,659,954.1
Other assets	883,426.0	883,426.0	879,686.9	879,686.9
Total	26,094,065.8	26,357,909.8	23,386,762.9	23,530,436.1
Financial liabilities
Interest-bearing deposits	14,041,323.2	14,109,762.6	12,447,597.9	12,496,120.8
Non-interest-bearing deposits	2,375,050.9	2,375,050.9	1,988,201.6	1,988,201.6
Borrowings	2,188,834.5	2,183,091.7	2,074,280.0	2,052,397.9
Other liabilities and provisions	1,242,878.1	1,242,878.1	1,296,956.8	1,296,956.8
Total	19,848,086.7	19,910,783.3	17,807,036.3	17,833,677.1

21.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1.	Net income reconciliation

		Rupees in million
	Note	Year ended March 31,
		2025	2024	2023
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		510,292.0	442,563.7	340,366.4

Adjustments on account of:

Allowance for credit losses	(a)	(14,130.0)	(53,217.1)	15,616.7

Business combinations	(b)	(3,610.2)	140,326.1	177.6

Consolidation	(c)	11,176.0	20,829.1	(123,486.7)

Valuation of debt and equity securities	(d)	(21,106.8)	33,270.6	(138.0)

Amortization of fees and costs	(e)	8,491.7	5,306.0	6,525.7

Accounting for derivatives	(f)	506.8	(1,107.2)	(825.7)

Accounting for compensation costs	(g)	56.7	(684.2)	(1,246.8)

Accounting for securitization	(h)	569.2	325.9	(24.0)

Income tax benefit/(expense)	(i)	19,743.9	18,278.4	10,893.6

Others	(j)	1,553.7	7,872.2	2,134.9

Total impact of all adjustments		3,251.0	171,199.8	(90,372.7)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		513,543.0	613,763.5	249,993.7

Net income as per U.S. GAAP attributable to non-controlling interests[1]		30,633.7	15,114.5	10,224.3

Total net income as per U.S. GAAP		544,176.7	628,878.0	260,218.0

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		72.41	63.19	48.86

U.S. GAAP (consolidated)		72.87	87.63	35.89

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		71.14	61.96	47.84

U.S. GAAP (consolidated)		71.57	85.89	35.17
1.	Profit attributable to minority interests as per Indian GAAP was Rs. 35,401.8 million (March 31, 2024: Rs. 18,241.4 million and March 31, 2023: Rs. 14,246.7 million).

2.	Stockholders’ equity reconciliation

		Rupees in million
		At March 31,
	Note	2025	2024
Consolidated net worth as per Indian GAAP excluding minority interests[1]		3,139,059.1	2,561,438.3

Adjustments on account of:

Allowance for credit losses	(a)	(27,524.6)	(13,384.3)

Business combinations	(b)	388,299.6	391,984.8

Consolidation	(c)	9,373.6	55,158.7
Valuation of debt and equity securities	(d)	73,888.8	50,772.1

Amortization of fees and costs	(e)	54,472.6	45,918.4

Accounting for derivatives	(f)	454.8	(52.1)

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(206.9)	(855.3)

Income tax assets/(liabilities)	(i)	24,947.5	20,560.4

Others	(j)	(7,959.8)	(1,640.0)

Total impact of all adjustments		515,745.6	548,462.7

ICICI Bank stockholders’ equity as per U.S. GAAP		3,654,804.7	3,109,901.0
Non-controlling interests[1,2,3]		426,882.1	422,442.7
Total equity as per U.S. GAAP		4,081,686.8	3,532,343.7
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 148,367.4 million (March 31, 2024: Rs. 138,884.2 million).

2.	Each of the adjustments in the above table is net of the related impact to non-controlling interests. The adjustments to non-controlling interests included within the above adjustments are on account of the impact of business combination accounting of. Rs. 337,831.6 million at March 31, 2025, along with corresponding impact on deferred taxes: Rs. (12,962.7) million (March 31, 2024: Rs. 345,338.0 million; corresponding impact of deferred taxes: Rs. (12,993.6) million), impact of amortization of fees and costs at March 31, 2025: Rs. 10,718.0 million, along with corresponding deferred taxes: Rs. (2,697.5) million (at March 31, 2024: Rs. 3,007.5 million; corresponding impact on deferred taxes: Rs. (756.9) million) and impact of valuation of debt and equity securities at March 31, 2025: Rs. 5,498.0 million, along with corresponding impact on deferred taxes Rs. (1,383.7) million at March 31, 2025 (at March 31, 2024: Rs. 3,442.5 million; corresponding impact on deferred taxes: Rs. (866.4) million).

3.	Accordingly, on an aggregate basis (including impact on ICICI Bank stockholders’ equity and impact on non controlling interest), At March 31, 2025, the impact of business combination accounting amounts to Rs. 726,131.2 million, along with corresponding impact on deferred taxes: Rs (24,687.9) million (March 31, 2024: Rs. 737,322.8 million; corresponding impact of deferred taxes: Rs (26,351.5) million), the impact of amortization of fees and costs amounts to Rs. 65,190.6 million, along with corresponding deferred taxes: Rs. (16,407.2) million (March 31, 2024: Rs. 48,925.9 million; corresponding impact of deferred taxes: Rs. (12,313.7) million and impact of valuation of debt and equity securities amounts to Rs. 79,368.8 million along with corresponding deferred taxes: Rs (25,814.9) million (March 31, 2024: Rs. 54,214.6 million; corresponding impact of deferred taxes: (15,298.8) million)

a)	Allowance for credit losses

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

Credit losses on loans sharing similar risk characteristics

Commercial loans

Credit losses on commercial loans sharing similar risk characteristics primarily relate to performing commercial loans and to homogenous small balance commercial loans which are generally provided under any of the lending programme including both performing and non-performing commercial loans under Indian GAAP.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Differences due to expected credit losses on commercial loans evaluated on individual basis.	(11,032.8)	(12,392.8)	(12,894.4)
Differences due to expected credit losses on loans evaluated on collective basis	(1,876.7)	(39,472.4)	31,333.3
Differences due to expected credit losses on undrawn commitments, non-fund exposures and other financial assets	(1,220.5)	(1,351.9)	(2,822.2)
Total differences in allowance from loan losses	(14,130.0)	(53,217.1)	15,616.7

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

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2025, 2024 and 2023.

Under U.S. GAAP intangible assets with finite useful life are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP.

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Gain on acquisition of General insurance subsidiary	..	140,173.7	..
Gain on bargain purchase of other subsidiary	..	358.5	..
Amortization of intangibles	(3,705.3)	(307.6)	..
Others	95.1	101.5	177.6
Total difference in business combinations	(3,610.2)	140,326.1	177.6

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of life insurance subsidiary;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

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

During fiscal 2023, considering the significant and continuous decline in market price of equity shares of ICICI General, the Bank had recognized an impairment loss of Rs. 122,012.3 million. Further, during fiscal 2024, the Bank re-acquired control in ICICI Lombard General Insurance Company Limited.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Profit/(loss) as per U.S. GAAP for life insurance subsidiary	33,568.7	43,530.5	11,412.9
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	11,855.1	8,506.7	8,134.9
Net reconciliation difference for life insurance subsidiary[1]	21,713.6	35,023.8	3,278.0
Profit/(loss) from life insurance subsidiary attributable to the Group[2]	11,174.6	17,965.5	1,700.2

Profit/(loss) from equity affiliates and majority owned subsidiaries	..	2,869.5[3]	(3,179.4)[3]
Impairment loss on investment in equity affiliate	..	..	(122,012.3)
Profit/(loss) on consolidation of variable interest entities and special purpose entities	1.4	(5.9)	4.8
Total differences in consolidation	11,176.0	20,829.1	(123,486.7)
1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance entities.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

3.	Represents the Group’s share in difference in profit/(loss) between Indian GAAP and U.S. GAAP for General insurance affiliate and amortization of intangibles. See also- 22. Notes under U.S. GAAP – Insurance entities.

Profit/(loss) on consolidation of Variable Interest Entities

The Bank has consolidated certain securitization trusts used for securitization transactions, in accordance with  ASC 810-10. Upon consolidation, the assets of the qualifying special purpose entities were incorporated into the Bank’s loan portfolio and the amounts received from the investors were accounted for as borrowings. Under U.S. GAAP, the Bank accounts for the allowance for loan losses on these loans based on expected credit loss.

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

Under Indian GAAP, till March 31, 2024, the unrealized losses at category level under held for trading and available for sale securities were taken to profit and loss account, and unrealized gains were ignored. From April 1, 2024, the Bank implemented the Master Direction on Classification, Valuation and Operations of Investment portfolio of Commercial Banks (Directions), 2023. On implementation of this master direction, the unrealized gains or losses on the investments (including equity investments) classified as fair value through profit and loss account are recognized in the profit and loss account. With respect to investments (including equity investments) classified as available for sale, the unrealized gains or losses on these investments under Indian GAAP are recognized in the available for sale reserve and for debt investments these gains or losses are subsequently reclassified to profit and loss account in the event of sale. With respect to investments classified as held to maturity and investments in subsidiaries, joint ventures and associates the unrealized gains and losses are not recognized, and investments are recognized at the carrying cost. Under U.S. GAAP, unrealized gains or losses on trading debt securities are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ and debt investments classified as fair value through profit and loss account under Indian GAAP, are recognized in Other Comprehensive Income under stockholders’ equity except for the unrealized losses on securities identified as impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities are recognized in profit and loss account. Indian GAAP, till March 31, 2024, the investments are initially measured at transaction cost, while from April 1, 2024, on implementation of above mentioned master directions investments are initially measured at fair value which is in line with the accounting treatment provided under U.S. GAAP.

Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account. Under U.S. GAAP, the impact of currency revaluation on non-hedged ‘available for sale’ debt securities denominated in foreign currency is taken to Other Comprehensive Income.

Under Indian GAAP, till March 31, 2024, premium over the face value of fixed rate and floating rate debt securities under held to maturity and government securities held under available for sale category was amortized over the remaining period to maturity on an constant yield basis and straight line basis respectively, and the discount on the face value of fixed rate and floating rate debt securities was considered as part of the cost of investments and was recognized in the profit and loss account in the event of maturity or sale. From April 1, 2024, under Indian GAAP, premium/discount on the face value of fixed rate and floating rate debt securities is amortized/accrued over the remaining period to maturity on an effective interest rate basis which is in line with the accounting provided under U.S. GAAP.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Impact of differences in mark-to-market accounting for investment securities gain/(loss)	(21,453.9)	24,088.3	7,917.9
Impairment allowance on AFS securities under U.S. GAAP	(159.2)	(5,053.0)	(2,291.6)
Impact of currency revaluation gain on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income under U.S. GAAP	(247.3)	(436.6)	(549.5)
Impact of gain/(loss) on fair value accounting for financial interest in certain equity affiliates	596.2	12,105.3	(754.5)
Other gain/(loss)	157.4	2,566.6	(4,460.3)
Total gain/(loss)	(21,106.8)	33,270.6	(138.0)

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

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Loan origination (fees) and costs	(1,297.8)	5,803.9	5,382.0
Retirement benefit costs	1,885.5	(1,097.3)	1,232.4
Reinsurance commission and deferred acquisition costs	7,946.4	654.7[2]	..
Amortization of other costs	(42.4)	(55.3)	(88.7)
Total differences in amortization of fees and costs[1]	8,491.7	5,306.0	6,525.7
1.	Does not include any amount that is attributable to non-controlling interest holders.

2.	Represents difference in net income of General insurance subsidiary from the date of acquisition of control.

During fiscal 2025, the amortization of loan origination fees and costs resulted in lower income under U.S. GAAP as compared to Indian GAAP, primarily due to lower direct loan origination costs on consumer loans incurred during these years and amortization of loan origination costs deferred in previous years.  During fiscal 2024 and 2023, the amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP, primarily due to higher direct loan origination costs on consumer loans incurred during these years which were deferred for amortization in subsequent years.

While under Indian GAAP, actuarial gain or loss are recognized in profit and loss account, under U.S. GAAP, the actuarial gain/loss are recognized through other comprehensive income and thereafter amortized through profit and loss account. The actuarial loss for fiscal 2025 recognized through other comprehensive income were higher as compared to amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2025 as compared to Indian GAAP. The actuarial gain for fiscal 2024 recognized through other comprehensive income were higher as compared to amortization of actuarial gains and losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP in fiscal 2024 as compared to Indian GAAP. The actuarial loss for fiscal 2023 recognized through other comprehensive income were higher as compared to amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2023 as compared to Indian GAAP.

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

Under U.S. GAAP, the Group has designated certain derivatives as fair value hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the hedge instrument used in the hedging transaction is effective in offsetting changes in fair value of the hedged item, and whether the hedge is expected to continue to be highly effective. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the gain or loss on the hedged asset or liability are recorded on a net basis in the income statement. The Group has also designated certain forward contracts as hedging instruments for its certain net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

g)	Accounting for compensation cost

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, till fiscal 2021, the Group followed the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost was measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. In fiscal 2022, Reserve Bank of India, issued a clarification advising banks to recognize fair value of share-linked instruments granted subsequent to March 31, 2021 in income statement. Accordingly, from fiscal 2022 onwards, the Bank has started recognizing the fair value of stock options and units granted subsequent to March 31, 2021 in profit and loss account. The Group has not recognized an income tax benefit on employee stock options and units related compensation cost. Further, under Indian GAAP, listed subsidiaries of the Bank measure compensation cost as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and under U.S. GAAP recognize  the fair value of stock options and units granted by them.

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

Further, the securitization transactions of mortgage loans by the Bank’s Canadian subsidiary do not qualify as sale transactions as they do not meet the de-recognition criteria under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as sale as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

Under ASC Topic 860 “Transfers and Servicing”, certain securitization transactions, which qualify as sale under Indian GAAP, do not qualify as sale under U.S. GAAP. See note 22 (a) on “Securitizations and variable interest entities”.

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

Under Indian GAAP, no deferred tax asset is recognized on land, which is not depreciable for income tax purposes. Under U.S. GAAP, a deferred tax asset is recognized for any temporary difference related to such assets including consideration of any indexation benefit available under tax laws. During fiscal 2025 indexation benefit was withdrawn based on Finance Act, 2024 and accordingly the deferred tax asset that exist under U.S. GAAP until March 31, 2024 was reversed in fiscal 2025.

Deferred tax assets and liabilities are recognized for the income tax impact of the non-tax adjustments that result from the application of U.S. GAAP.

The following table sets forth, for the periods indicated, the components of the adjustments to income tax (expense)/benefit in the net income reconciliation.

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Deferred tax on temporary differences related to subsidiaries, branches and affiliates[1]	3,657.6	(10,739.1)	(2,139.4)
Deferred tax on unabsorbed depreciation or carried forward losses	1,286.7	1,237.8	(2,007.0)
Deferred tax on Special Reserve	7,968.2	7,793.9	6,580.8
Deferred tax on temporary difference on property and equipment.	(513.5)	13.3	(117.4)
Income tax impact of non-tax U.S. GAAP adjustments...	7,344.9	19,972.5	8,576.6
Total differences in income taxes benefit/(expense)	19,743.9	18,278.4	10,893.6
1.	During fiscal 2024, the tax effects of temporary differences related to investments in ICICI General were reversed, as ICICI General ceased to be an associate and became a subsidiary and U.S GAAP prohibits the recognition of a deferred tax asset for investments in subsidiaries for which the temporary difference isn’t apparent to reverse in the foreseeable future.

At March 31, 2025, ICICI Bank stockholders’ equity was higher by Rs. 24,947.5 million (March 31, 2024: higher by Rs. 20,560.4 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which Rs.  20,641.1 million (March 31, 2024: Rs. 16,662.9 million) was due to deferred tax on temporary differences related to branches and affiliates, Rs. (542.8) million (March 31, 2024: Rs. (148.0) million) was due to deferred taxes not being recognized under U.S. GAAP related to foreign currency translation reserves pertaining to overseas branches, Rs. 3,938.3 million (March 31, 2024: Rs. 2,651.6 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 52,627.1 million (March 31, 2024: Rs. 44,659.0 million) was due to deferred tax on Special Reserve, Nil  (March 31, 2024: Rs. 513.5 million) was due to deferred tax on temporary difference on property and equipment and Rs. (51,716.2) million (March 31, 2024: Rs. (43,778.6) million) was due to the income tax impact of non-tax U.S. GAAP adjustments. Further, total equity as per U.S. GAAP was higher by Rs. 7,619.5 million (March 31, 2024: Rs. 5,535.8 million) as compared to Indian GAAP on a gross basis including the share of non-controlling interests as a result of all adjustments to deferred taxes. Within this amount, the income tax impact of non-tax U.S. GAAP adjustments was Rs. (69,044.2) million at March 31, 2025 on a gross basis including the share of non-controlling interests (March 31, 2024: Rs. (58,803.2) million), while all other income tax adjustments on a gross basis were the same as the amount net of non-controlling interests.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax" for Indian GAAP presentation.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 37,795.2 million at March 31, 2025 (March 31, 2024: Rs. 31,112.7 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 848.0 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2025 (Rs. 812.5 million for the year ended March 31, 2024 and Rs. 755.2 million for the year ended March 31, 2023).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. There was a higher profit of Rs.140.8 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2025 (higher profit of Rs. 7,095.1 million for the year ended March 31, 2024 and higher profit of Rs. 1,216.2 million for the year ended March 31, 2023).

Under Indian GAAP, the Bank recognizes the lease cost on a straight-line basis over the period of lease. Under U.S. GAAP, the Bank recognizes the right to use assets and lease liabilities in case of leases and recognizes the interest expense on lease liabilities and depreciation on right to use assets. There was a higher profit of Rs. 265.5 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2025 (lower profit of Rs. 217.2 million for the year ended March 31, 2024 and higher profit of Rs. 314.7 million for the year ended March 31, 2023).

22.	Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Securitizations and variable interest entities

Overview

The Bank and its subsidiaries are involved with several types of off-balance-sheet arrangements, including special purpose entities.

Uses of Special Purpose Entities

The Group deals with some special purpose entities which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these special purpose entities is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These special purpose entities have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to a special purpose entity converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the special purpose entities issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the special purpose entity and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the special purpose entity and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the special purpose entity, a line of credit, or from a liquidity facility, such as liquidity put option or asset purchase agreement. In accordance with ASC 810-10, the Group consolidates these entities as variable interest entities as explained below.

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

	Rupees in million
Particulars	Year ended March 31, 2025	Year ended March 31, 2024
Mortgaged backed securitizations (funded)
Significant investment in unconsolidated variable interest entities	..	..
Investment in consolidated variable interest entities	1,425.8	1,425.8
Total investment in variable interest entity assets (gross assets)	1,425.8	1,425.8

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

	Rupees in million
Particulars	At March 31, 2025	At March 31, 2024
Investments	442.0	199.9
Loans	804.8	1,788.3
Total assets	1,247.1	1,988.1
Borrowings	221.7	273.3
Total liabilities	221.7	273.3

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 160,214.5 million at March 31, 2025 (March 31, 2024: Rs. 186,345.5 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these variable interest entities, nor was the Bank involved in the design of these variable interest entities. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

The following table, for the periods indicated, provides details of fair value accounting of financial interests

		Rupees in million
Particulars	At March 31, 2025	At March 31, 2024
Carrying value of loans and guarantees[1]	15,847.6	17,654.0
Fair value of loans and guarantees	10,284.0	11,795.1
Of which, fair value of loans outstanding for more than 90-days past due	845.0	722.1
Fair value loss on loans and guarantees	5,563.6	5,858.9
Of which, fair value loss on loans outstanding for more than 90-days due	3,767.9	4,408.5
Fair value on investment in these financial interests	11,383.3	12,967.0
1.	The Bank has not recognized interest separately on these loans.

The Group’s shareholding in these entities at March 31, 2025 is as below:

Sr. No.	Name of the entity	Ownership interest
1.	Usher Agro limited	10.88%
2.	Gammon India Limited	10.65%
3.	Jaiprakash Power Ventures Limited	10.16%
4.	Unimark Remedies Limited	9.72%
5.	GOL Offshore Limited	9.11%
6.	IVRCL Limited	7.98%
7.	Coastal Projects Limited	7.79%
8.	Pratibha Industries Limited	3.01%
9.	GTL Infrastructure Limited	1.83%
10.	Adhunik Power and Natural Resources Limited	1.77%
11.	Aster Private Limited	1.77%
12.	Patel Engineering Limited	0.90%
13.	Ballarpur Industries Limited	0.68%
14.	Diamond Power Infrastructure Limited	..1
15.	Vishwa Infrastructure and Services Private Limited	..1
1.	The Bank does not hold any equity investments in these entities but have loans and guarantees outstanding which are fair valued.

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

		Rupees in million
Debt securities	At March 31, 2025	At March 31, 2024
Government securities	585,914.9	525,348.3
Corporate debt securities	271,868.2	154,189.0
Other debt securities	132,844.8	168,983.3
Total	990,627.9	848,520.6

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

	Rupees in million
	At March 31, 2025
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	413,174.3	10,399.8	(530.8)	423,043.3
Government securities	3,971,020.5	95,206.6	(1,178.3)	4,065,048.8
Other debt securities	268,251.4	7,470.7	(131.7)	275,590.5
Total debt securities	4,652,446.2	113,077.1	(1,840.8)	4,763,682.5
Other securities	..	..	..	..
Total	4,652,446.2	113,077.1	(1,840.8)	4,763,682.5

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

	Rupees in million
	At March 31, 2024
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	451,006.4	5,395.9	(1,620.2)	454,782.1
Government securities	3,814,979.1	26,591.7	(13,688.5)	3,827,882.3
Other debt securities	206,306.4	4,763.4	(351.2)	210,718.6
Total debt securities	4,472,291.9	36,751.0	(15,659.9)	4,493,383.0
Other securities	..	..	..	..
Total	4,472,291.9	36,751.0	(15,659.9)	4,493,383.0

The fair value of the Group’s investment in equity securities based on readily determinable fair value at March 31, 2025 was Rs. 165,195.1 million (at March 31, 2024: Rs. 151,708.7 million) and fair value of observable orderly transactions at March 31, 2025 was Rs. 11,025.2 million (at March 31, 2024: Rs. 10,465.7 million). The Group recorded a gain of Rs. 1,473.5 million on securities fair valued based on observable price in orderly transactions during fiscal 2025 (fiscal 2024: gain of Rs. 4,045.9 million).

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Rs. 56.6 million at March 31, 2025 and Rs. 57.1 million at March 31, 2024. Non-readily marketable securities primarily represent investments in affiliates and investment in start-up entities or investments acquired on conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 145,923.5 million at March 31, 2025 and Rs. 125,451.7 million at March 31, 2024. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 11,383.3 million at March 31, 2025 and Rs. 12,967.0 million at March 31, 2024 under ASC Subtopic 825-10 “Financial

Instruments”.

d)	Fair value measurements

The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, certificate of deposits, commercial papers, futures and forex spots and forwards.

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

The products include government securities, debentures and bonds, certificate of deposits, commercial papers, forex options, single currency interest rate derivatives, forwards, cross currency interest rate swaps, Bond forward rate agreements and borrowings and deposits against which the Group has entered into a fair value hedge.

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

India-linked non-Rupee denominated bonds, which are not quoted are valued by discounting cash flows using rates incorporating fair market spreads published by Bloomberg/Reuters corresponding to the international foreign currency ratings of the issuer (capped at international sovereign rating) along with mark up. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

In case of private equity investments, the inputs used include the valuation multiples for comparable listed companies and adjustments for illiquidity and other factors.

In case of listed equity shares not quoted on an exchange for past 15 days or unlisted equity shares, break-up value (computed as ratio of value of company to number of equity shares outstanding) is used for valuation.

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

Investments in venture funds and security receipts

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring/non-recurring basis at March 31, 2025 and the level of inputs used to measure those products.

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	122,140.1	..	9,452.6[6]	131,592.8
Government debt securities	4,001,090.0	649,873.7	..	4,650,963.7
Corporate debt securities	465,309.8	225,496.5	4,965.8	695,772.1
Mortgage and other asset backed securities	..	..	164,559.4	164,559.4
Others[1]	87,641.6	194,765.8	1,022.4	283,429.8
Sub-total	4,676,181.6	1,070,136.0	180,000.2	5,926,317.8
Security receipts[2]				..
Venture fund units[2]				15,653.8
Total investments				5,941,971.6

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	64,035.7	1,278.0	65,313.7
Currency derivatives (including foreign exchange derivatives)[4]	1,100.3	68,660.8	..	69,761.1
Equity derivatives	..	..	..	..
Total positive mark-to-market	1,100.3	132,696.5	1,278.0	135,074.8
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(61,555.6)	(628.8)	(62,184.3)
Currency derivatives (including foreign exchange derivatives)[4]	(364.7)	(107,070.9)	..	(107,436.6)
Equity derivatives	(3.0)	..	..	(3.0)
Total negative mark-to-market	(367.7)	(168,626.5)	(628.8)	(169,622.9)
Borrowings/deposits
Deposits	..	(10,114.9)	..	(10,114.9)
Bonds/deposits	..	(378,673.0)	..	(378,673.0)
Total borrowings/deposits	..	(388,787.9)	..	(388,787.9)
Loans Loans[5]	..	..	10,284.0	10,284.0
Total loans	..	..	10,284.0	10,284.0

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy as per ASC Subtopic 820-10-35-54B.

3.	Foreign currency interest rate swaps, forward rate agreements and swap options and are also included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	Represents loans given to affiliates where bank has opted for fair valuation option.

6.	Primarily represents equity shares fair valued based on observable price in orderly market transactions occurred during the year on a non-recurring basis.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring/non-recurring basis at March 31, 2024 and the level of inputs used to measure those products.

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	112,750.5	..	12,001.1[7]	124,751.6
Government debt securities	3,631,749.0	721,481.6	..	4,353,230.6
Corporate debt securities	416,148.8	190,261.5	3,554.3	609,964.6
Mortgage and other asset backed securities	..	..	192,871.3	192,871.3
Funded Credit Derivatives	185.0	..	..	185.0
Others[1]	117,194.8	99,693.2	1,757.3	218,645.3
Sub-total	4,278,028.1	1,011,436.3	210,184.0	5,499,648.4
Security receipts[2]				..
Venture fund units[2]				17,453.9
Total investments				5,517,102.3
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	93,191.9	3,167.3	96,359.2
Currency derivatives (including foreign exchange derivatives)[4]	807.5	52,915.6	..	53,723.1
Equity derivatives	7.5	..	..	7.5
Total positive mark-to-market	815.0	146,107.5	3,167.3	150,089.8
Derivatives (negative mark-to-market)

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Interest rate derivatives[3]	..	(92,556.2)	(657.0)	(93,213.2)
Currency derivatives (including foreign exchange derivatives)[4]	(261.1)	(74,883.9)	..	(75,145.0)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(261.1)	(167,440.1)	(657.0)	(168,358.2)
Borrowings/Deposits
Deposits		(10,091.5)		(10,091.5)
Bonds/deposits	..	(350,045.3)	..	(350,045.3)
Total borrowings/deposits	..	(360,136.8)	..	(360,136.8)
Loans Loans[5]	..	..	11,795.1	11,795.1
Total loans	..	..	11,795.1	11,795.1

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy as per ASC Subtopic 820-10-35-54B.

3.	Foreign currency interest rate swaps, forward rate agreements and swap options are included also in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	Represents loans given to affiliates where bank has opted for fair valuation option.

6.	At March 31, 2024, ICICI Lombard General Insurance Company Limited being a subsidiary was consolidated on a line-by-line basis.

7.	Primarily represents equity shares fair valued based on observable price in orderly market transactions occurred during the year on a non-recurring basis.

Transfers in/out of Level 3 of the fair value hierarchy

Equity shares of Rs. 5.6 million were transferred from Level 1 to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2025 as compared to valuation based on unadjusted quoted prices at March 31, 2024.

Equity shares of Rs. 583.4 million were transferred from Level 3 to Level 1 as the valuation of these securities was based on unadjusted quoted prices at March 31, 2025 as compared to significant management estimation/unobservable market inputs at March 31, 2024.

Equity shares of Rs. 3,449.9 million were transferred from Level 3 to Cost as the valuation of these securities was based on cost based valuation at March 31, 2025 as prices from prior transactions or third-party pricing information without adjustment were not available.

Preference shares of Rs. 930.8 million were transferred from Level 3 to Cost as the valuation of these securities was based on cost based valuation at March 31, 2025.

Equity shares of Rs. 379.6 million were transferred from Cost to Level 3 as the valuation of these securities was based on significant management estimation/unobservable market inputs at March 31, 2025.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2025.

						Rupees in million
Description	Investments					Loans
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total
Beginning balance at April 1, 2024	12,001.1	3,554.3	192,871.3	1,757.3	210,184.0	11,795.1
Total gains or losses (realized/unrealized)	..	..	..	..	..	..
-Translation adjustment	0.7	17.8	(54.9)	(13.5)	(49.9)	..
-Included in earnings	1,086.9	1,257.8	78.9	209.3	2,632.9	119.7
-Included in Other Comprehensive Income	(26.6)	1,613.7	2,764.3	0.1	4,351.5	..
Purchases/additions	80.0	..	75,395.6	..	75,475.6	..
Sales	..	..	..	..	..	..
Issuances	..	..	197.3	..	197.3	..
Settlements	(41.4)	(1,477.7)	(106,693.0)	..	(108,212.1)	(1,630.8)
Transfers in Level 3	385.2	..	..	..	385.2	..
Transfers out of Level 3	(4,033.4)	..	..	(930.8)	(4,964.2)	..
Foreign currency translation adjustment	..	..	..	..	..	..
Ending balance at March 31, 2025	9,452.6	4,965.9	164,559.5	1,022.4	180,000.4	10,284.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	1,086.9	701.0	35.1	209.3	2,032.3	(271.6)
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	4.3	1,667.0	2,793.8	..	4,465.1	..
1.	Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2024.

						Rupees in million
Description	Investments					Loans
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total
Beginning balance at April 1, 2023	7,921.4	2,048.4	101,578.7	217.5	111,766.0	6,973.2
Total gains or losses (realized/unrealized)	..	..	..	..	..	..
-Translation adjustment	41.1	..	28.0	(2.4)	66.7	..
-Included in earnings	3,278.0	319.8	101.9	495.6	4,195.3	6,270.6
-Included in Other Comprehensive Income	10.8	1,038.1	4,003.4	0.1	5,052.4	..
Purchases/additions	57.8	..	170,062.9	614.3	170,735.0	6.8
Sales	..	(72.1)	..	..	(72.1)	..
Issuances	..	..	502.1	..	502.1	..
Settlements	(138.9)	(662.8)	(83,405.7)	..	(84,207.4)	(1,455.5)
Transfers in Level 3	1,570.1	882.9	..	432.2	2,885.2	..
Transfers out of Level 3	(739.2)	..	..	..	(739.2)	..
Foreign currency translation adjustment	..	..	..	..	..	..
Ending balance at March 31, 2024	12,001.1	3,554.3	192,871.3	1,757.3	210,184.0	11,795.1

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	3,278.0	264.9	100.2	495.6	4,138.7	5,416.1
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	10.8	1,080.8	3,980.8	-	5,072.4	..

1.  Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2025.

Rupees in million
Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2024	2,510.3	..	..	..	2,510.3
Total gains or losses(realized/unrealized)	..				..
-Translation adjustment	..				..
-Included in earnings	(1,783.8)	..	..	..	(1,783.8)
-Included in Other Comprehensive Income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	(77.3)	..	..	..	(77.3)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Reduction due to deconsolidation of entity	..	..	..	..	..
Ending balance at March 31, 2025	649.2				649.2

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,883.7)	..	..	..	(1,883.7)

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

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2025.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	10,284.0	Discounted cash flow	Discounting rate	%	13.6%	50.3%	23.4%
				Loss Severity	%	0.0%	100.0%	31.7%
2	Investment
2A	Mortgage and other asset backed securities - India linked	163,400.5	Discounted cash flow	Yield	%	7.2%	12.6%	7.8%
2B	Mortgage and other asset backed securities - Non India linked	1,158.8	Discounted cash flow	Yield	%	2.3%	3.1%	2.4%
2C	Corporate Debt securities	4,965.8	Discounted cash flow	Discounting rate	%	9.1%	16.0%	14.7%
				Loss Severity	%	..	100.0%	68.4%
2D	Equity shares - Non India Linked	19.9	Price Based	Listed price per share of the same issuer	USD	..	1,336.0	1,336.0
				Mark down for price per share	%	..	50.00%	50.00%
2E	Equity shares - India Linked	56.6	Net asset valuations	Net asset value	%	131.36%	331.47%	192.37%
3	Interest Rate derivatives - India linked	628.5	Discounted cash flow	Markdown for the discount rate	BPS	77	77	77
	Interest Rate derivatives – Non India linked	20.7	Counterparty quote based	..	..	40.0	40.0	40.0

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2024.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	11,795.1	Discounted cash flow	Discounting rate	%	14.03%	48.26%	23.86%
				Loss Severity	%	11.48%	100.00%	29.01%
2	Investment
2A	Mortgage and other asset backed securities - India linked	190,765.6	Discounted cash flow	Yield	%	7.68%	12.81%	8.21%
2B	Mortgage and other asset backed securities - Non India linked	2,105.7	Discounted cash flow	Yield	%	3.70%	5.53%	4.09%
2C	Corporate Debt securities	3,554.3	Discounted cash flow	Discounting rate	%	6.86%	16.00%	13.55%
				Loss Severity	%	0.00%	100.00%	68.32%
2D	Equity shares - Non India Linked	45.1	Comparable analysis	Listed price per share of the same issuer	USD	..	279.08	279.08
				Illiquidity and other discount	%	..	50.00%	50.00%
2E	Equity shares - India Linked	57.1	Net asset valuations	Net asset value	%	134.09%	331.47%	194.27%
3	Interest Rate derivatives - India linked	2,483.2	Discounted cash flow	Markdown for the discount rate	BPS	40.00	77.00	50.59
	Interest Rate derivatives – Non India linked	27.2	Counterparty quote based	..	..	..	..	..

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

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2025..

					Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	19,420.4	(203.8)	239,930.8	(327.0)	259,351.2	(530.8)
Government securities	2,995.1	(76.6)	265,869.8	(1,101.7)	268,864.9	(1,178.3)
Other debt securities	17,953.1	(1.8)	3,150.6	(129.9)	21,103.7	(131.8)
Total debt securities	40,368.6	(282.2)	508,951.2	(1,558.6)	549,319.8	(1,840.8)

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

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2025:

			Rupees in million
	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	7,612.1	..	367.1	7,979.2
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis.	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	0.6	..	(3.7)	(3.1)
Write-off during the period	..	..	..	..
Recoveries during the period	(642.4)	..	(35.9)	(678.2)
Balance of the allowance for credit losses at the end of the period	6,970.3	..	327.5	7,297.8

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2024:

			Rupees in million
	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	8,290.0	..	535.0	8,825.0
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	(433.4)	..	..	(433.4)
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period.	211.0	..	2.5	213.5
Write-off during the period	..	..	(101.1)	(101.1)
Recoveries during the period	(455.5)	..	(69.3)	(524.8)
Balance of the allowance for credit losses at the end of the period.	7,612.1	..	367.1	7,979.2

At March 31, 2025, the Group holds cost method equity investments amounting to Rs. 145,923.5 million (March 31, 2024: Rs. 125,451.7 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

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

When calculating the allowance for credit losses, the Group assesses whether exposures share similar risk characteristics. If similar risk characteristics exist, the Group estimates expected credit losses collectively, considering the risk associated with a particular segment and the probability that the exposures within the segment will default, based on risk characteristics such as product type, delinquency status, credit scores, months on book, etc. For Agriculture loans, a further segmentation of risk characteristics is also carried out based on direct and indirect agriculture lending. The segmentation for commercial loans is based on risk characteristics such as customer type, risk rating assigned using internal rating models and delinquency status. The commercial loans are also considered as not sharing similar risk characteristics if principal or interest has remained overdue for more than 90 days or the borrower has undergone restructuring/likely to be restructured. The consumer loan, loan commitment and significant portion of commercial loans and unfunded credit exposure share similar risk characteristic with other credit exposures in the segment, and as a result are collectively assessed for credit loss.

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

The Group applies management overlays to its model-based estimates where appropriate. These overlays reflect adjustments to the probability of default to address limitations in the statistical models, particularly where future economic conditions may evolve differently from the historical patterns considered while developing these models. The overlays ensure that the expected credit loss estimates remain relevant and incorporate forward-looking risks that are otherwise difficult to quantify using a model, such as emerging trade tensions, moderation expected in global as well as Indian growth, geo-economic fragmentation, geopolitical conflicts, attendant volatility in commodity prices, moderation in IT services growth and artificial intelligence (AI) developments.

If an exposure does not share risk characteristics with other exposures, expected credit losses are estimated on an individual basis. The credit loss on individual basis is either estimated on basis of the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral net of cost to sell, if any. The loans primarily have collateral in the form of business assets or real estate. For large balance commercial loan, evaluation also includes assessment of individual loans based on borrower specific facts and circumstances, including financial performance, future prospects and repayment history of the borrower.

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

A loan is considered impaired when the Group believes it is probable that all amounts due according to the original contractual terms of the loan will not be collected. A loan is generally classified as impaired if any amount of interest or principal remains overdue for more than 90 days (365 days for direct agriculture loans). The Group does not recognize an allowance on accrued interest as the Group’s policy is to write-off uncollected accrued interest immediately after 90 days past due (for certain agriculture loans based on crop cycle) by reversing interest income. Accordingly, the Group has not recognized allowance for loan losses on interest accrued in note ‘7. Loans’.

The following table sets forth the recorded investment in impaired loans at March 31, 2025.

				Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	189,421.0	153,878.5	15,015.6	204,436.6
Consumer loans[2]	115,162.6	53,551.4	..	115,162.7
Total	304,583.6	207,429.9	15,015.6	319,599.3

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the recorded investment in impaired loans at March 31, 2024.

				Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	218,074.2	167,214.9	20,332.6	238,406.9
Consumer loans[2]	112,415.3	50,615.2	..	112,415.3
Total	330,489.5	217,830.1	20,332.6	350,822.2

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively.

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2025.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	136,778.5	..	..	136,778.5
Allowance for loan losses: collectively evaluated for impairment	75,954.2	269,006.0	..	344,960.2
Total allowance for loan losses	212,732.7	269,006.0	..	481,738.7
Recorded financing receivables
Individually evaluated for impairment	179,275.6	..	..	179,275.6
Collectively evaluated for impairment	5,796,696.9	8,376,979.9	..	14,173,676.8
Total recorded financing receivables	5,975,972.5	8,376,979.9	..	14,352,952.4

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2024.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	159,433.0	..	..	159,433.0
Allowance for loan losses: collectively evaluated for impairment	53,561.0	274,186.9	..	327,747.9
Total allowance for loan losses	212,994.0	274,186.9	..	487,180.9
Recorded financing receivables
Individually evaluated for impairment	219,632.6	..	..	219,632.6
Collectively evaluated for impairment	4,863,244.9	7,672,968.1	34.3	12,536,247.4
Total recorded financing receivables	5,082,877.5	7,672,968.1	34.3	12,755,880.0

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2025:

	Rupees in million
Particulars	Fiscal 2025
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	9,215.3	27,877.3	37,092.6

Additions/(reductions) to allowances during the year	1,709.4	(1,754.9)	(45.5)
Allowances at the end of the fiscal...	10,924.7	26,122.4	37,047.1

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2024:

	Rupees in million
Particulars	Fiscal 2024
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	5,520.3	27,893.6	33,414.0

Additions/(reductions) to allowances during the year	3,695.0	(16.3)	3,678.6
Allowances at the end of the fiscal...	9,215.3	27,877.3	37,092.6

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2023:

	Rupees in million
Particulars	Fiscal 2023
	Loan commitment	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal.	3,258.3	28,198.7	31,456.9

Additions/(reductions) to allowances during the year	2,262.0	(305.1)	1,957.0
Allowances at the end of the fiscal...	5,520.3	27,893.6	33,414.0

During the year ended March 31, 2025, there were no loans outstanding where modification was carried due to financial difficulty. Further, the total principal forgiveness offered by the Group to its borrowers amounted to Rs. 19,476.2 million.

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

1.	In addition to above the total principal forgiveness offered by the Group to its borrowers amounted to Rs. 11,932.7 million

2.	Of the above loans modified during the year, commercial loans amounting to Rs. 549.9 million and consumer loans amounting to Rs. 97.9 million defaulted within the 12 months of modification. These defaulted commercial loans were offered both interest rate reduction and term extension and the defaulted consumer loans were offered the term extension at the time of modification.

The following table sets forth the past due status at March 31, 2024 of loans with financial difficulty which were modified during the year ended March 31, 2024

Rupees in million

Particulars	Current	Overdue for 31-60 days	Overdue for 61-90 days	Overdue for more than 90 days	Total
Commercial loans	137.0	..	20.7	535.9	693.6
Consumer loans	1,025.3	13.9	1.8	64.2	1,105.2
Total	1,162.3	13.9	22.5	600.1	1,798.8

Additionally, at March 31, 2025, the Bank has outstanding loans amounting to Rs. 14,984.7 million (March 31, 2024: Rs. 16,615.5 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) by the equity method of accounting.

ICICI Life

The following table sets forth, for the periods indicated, the summarized U.S. GAAP balance sheet of ICICI Life.

	Rupees in million
	At March 31,
Balance sheet	2025	2024
Cash and cash equivalents	45,014.9	56,783.2
Securities	1,413,195.1	1,195,441.0
Assets held to cover linked liabilities	1,612,399.0	1,648,424.0
Other assets	210,950.0	178,954.9
Total assets	3,281,559.9	3,079,603.1

Provision for linked liabilities	1,612,399.0	1,648,424.0
Other liabilities	1,419,270.1	1,211,385.8
Stockholders’ equity	249,890.7	219,793.3
Total liabilities and stockholders’ equity	3,281,559.9	3,079,603.1

ICICI Life implemented Targeted Improvements to the Accounting for Long duration Contracts (LDTI) in fiscal 2024. Accordingly, restated opening balance sheet with LDTI transition adjustments, under the ‘carryover basis’ transition approach, is described below.

				Rupees in million
	Shareholders’ Accumulated other Comprehensive income/(loss) (a)	Retained earnings (b)	Shareholders’ Equity (a+b)	Other Liabilities
Balance as reported at March 31, 2023	38,707.2	60,388.5	99,095.7	1,062,924.1
Cumulative effect of adopting LDTI (ASU 2018-12)
- Net actuarial liabilities	50,983.7	50,553.0	101,536.8	(101,536.8)
-Other balance sheet reclassifications and adjustments	(11,077.6)	(8,531.8)	(19,609.4)	19,609.4
Balance as adjusted at April 1, 2023	78,613.3	102,409.7	181,023.1	980,996.7

The following tables set forth, for the periods indicated, the summarized U.S. GAAP statements of operations of ICICI Life.

	Rupees in million
	Year ended March 31,
	2025	2024
Interest income	130,390.0	117,129.2
Interest expense	(1,417.1)	(995.7)
Net interest income	128,972.9	116,133.5
Insurance premium	489,507.4	432,356.4
Other non-interest income	82,384.4	369,251.3
Non-interest expense	(662,409.4)	(868,016.6)
Income tax (expense)/benefit	(4,886.6)	(6,194.1)
Income/(loss), net	33,568.7	43,530.5

The income decreased to Rs. 33,568.7 million in fiscal 2025 from Rs. 43,530.5 million in fiscal 2024, primarily due to difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost and marked-to-market loss on trading portfolio and equity securities.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2025 based on quoted market prices was Rs. 416,267.67 million (At March 31, 2024: Rs. 448,943.6 million).

h)	Insurance entities

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i) Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Policyholders’ liability

Reserves under Indian GAAP are maintained as per the requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). Valuation parameters are set prudently and include a margin for adverse deviation (MAD) as prescribed under APS7 issued by the Institute of Actuaries of India.

The liability under U.S. GAAP is measured as per the valuation guidance provided by the U.S. GAAP principles codified under the Account Standards Codification (ASC) developed and issued by the Financial Account Standards Board (FASB). The total liability under U.S. GAAP consists of two parts, viz., policy liability (consisting of the liability for future policy benefits, unearned revenue liability, sales inducement liability) and deferred profit liability.

The liability for future policy benefits is computed as the present value of guaranteed benefits less the present value of net premiums that cover these benefits. Operating assumptions - such as mortality, morbidity, claims expenses, and lapses and surrenders - are set on a best estimate basis and updated at least annually.  The discount rate used for traditional and limited-payment long-duration contracts are rates locked-in at contract inception.  The liability for future policy benefits is recalculated using the yields on upper medium grade fixed income corporate bond instruments and the difference in the liability is reflected in other comprehensive income. Deferred profit liability is held in accordance with ASC Topic 944-605-35 for the products for which the premium paying term is shorter than the policy term, to allow the emergence of the profits over the entire policy term in accordance with service provided.  The deferred profit liability is calculated using the same assumptions as the liability for future policy benefits but is calculated only using locked-in discount rates.

For Unit-Linked contracts, the account value is held as liability. The excess of total allocation charges in each valuation period over the ultimate allocation charges is held as unearned revenue liability and are amortized over time, in line with the amortization of deferred acquisition costs. A sales inducement liability is recognized for loyalty additions payable under such contracts. This liability accrues over time based on current best estimate operating and economic assumptions, reflecting the expected cost of future loyalty additions.

Unallocated policyholders’ surplus

Under Indian GAAP, shareholders may be allocated a portion of the surplus from the participating policyholders’ fund, based on the recommendation of the Appointed Actuary. This allocation is limited to one-ninth of the surplus distributed to policyholders, subject to a maximum of 10% of the total actuarial surplus.

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

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses are recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account. Further, in U.S. GAAP, discount rate for computing benefit obligation is linked to yield on high quality fixed income securities as compared to yield on Government securities under Indian GAAP.

iii)	Investment income

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain / loss to be routed through the revenue account except in the case of linked business. A linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. Further under Indian GAAP, unrealized gains/losses arising due to changes in the fair value of listed equity shares, mutual funds and investment property is taken to fair value change account in balance sheet. Under U.S. GAAP, unrealized gain/(loss) on investments classified as “held for trading” and unrealized gain/losses on equity securities are recognized in the profit and loss account. Unrealized gains or losses on investments classified as “available-for-sale” are recognized in other comprehensive income. Investment property is recognized as a fixed asset and valued at acquisition cost less depreciation.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2025[1]	2024[1]	2023
Profit as per Indian GAAP	11,855.1	8,506.7	8,134.9
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities…...	(8,041.8)	19,605.1	(4,532.8)
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	34,926.1	27,111.0	8,502.5
Compensation costs	(377.8)	(820.8)	(692.1)
Deferred taxes benefit/(expense)	(4,774.4)	(10,657.0)	160.4
Others	(18.5)	(214.4)	(160.0)
Profit/(loss) as per U.S. GAAP	33,568.7	43,530.5	11,412.9

Net income/(loss) (net of tax)	33,568.7	43,530.5	11,412.9
Other Comprehensive Income (net of taxes):
Net unrealized gain/(loss) on securities, net of realization & others	20,467.9	21,003.9	(9,969.4)
Effect of remeasurement of future policy benefits to an upper-medium grade discount rate…..	(25,898.6)	(26,565.6)	..
Accounting for post retirement employee benefits	(28.4)	(10.5)	(0.1)
Total comprehensive income/(loss)	28,109.7	37,958.3	1,443.4

1.	Prepared in accordance with the LDTI guidelines as prescribed under ASC 944 (ASU 2018-12)

The profit under Indian GAAP increased from Rs. 8,506.7 million in fiscal 2024 to Rs. 11,855.1 million in fiscal 2025, net income under U.S. GAAP decreased from Rs. 43,530.5 million in fiscal 2024 to Rs. 33,568.7 million in fiscal 2025. In fiscal 2025, the total comprehensive income was Rs. 28,109.7 million as compared to total comprehensive income of Rs. 37,958.3 million in fiscal 2024.

The unrealized gain on the trading portfolio and equity securities decreased from a gain of Rs. 19,605.1 million in fiscal 2024 to a loss of Rs. 8,041.8 million in fiscal 2025. This decrease was primarily due to marked-to-market loss in equity securities. In fiscal 2025, the marked-to-market loss recognized on equity securities was Rs. 14,450.6 million (compared to a marked-to-market gain of Rs.15,753.3 million in fiscal 2024). Furthermore, the marked-to-market gain recognized in net income on the debt securities in fiscal 2025 was Rs. 6,408.8 million (compared to a marked-to-market gain of Rs. 3,851.8 million in fiscal 2024). Out of the above, in fiscal 2025, the marked-to-market loss recognized on equity securities in respect of participating fund was Rs. 7,065 million (compared to a marked-to-market gain of Rs. 14,220.8 million in fiscal 2024). Furthermore, the marked-to-market gain recognized in net income on the debt securities in respect of participating fund in fiscal 2025 was Rs. 6,405.3 million (compared to a marked-to-market gain of Rs. 3,849.5 million in fiscal 2024).

Under U.S. GAAP, the policyholders' liabilities and unallocated participating policyholders' surplus, net of amortization of deferred acquisition cost, were lower by Rs. 34,926.1 million in fiscal 2025 compared to Indian GAAP (compared to difference of Rs. 27,111.0 million in fiscal 2024).

In fiscal 2025, difference in policyholder’s liabilities net of amortization of deferred acquisition cost under U.S. GAAP was lower by Rs 41,927.8 million compared to Indian GAAP which is primarily due to increase in deferred acquisition cost resulting from higher commission cost, which was incurred for acquiring new insurance policies, coupled with release of prudent margins held in the reserves under Indian GAAP pursuant to the adoption of LDTI (ASU 2018-12).

In fiscal 2025, difference in the liabilities towards unallocated participating policyholders' surplus under U.S. GAAP was higher by Rs. 7,001.7 million compared to Indian GAAP, primarily due to release of prudent margins held in the reserve of participating funds under Indian GAAP pursuant to adoption of LDTI (ASU 2018-12).

Other comprehensive income includes unrealized gain (net of tax) arising from policyholders’ assets classified as available for sale decreased to Rs. 20,467.9 million in fiscal 2025 (fiscal 2024: unrealized gain (net of tax) of Rs. 21,003.9 million)

Other comprehensive income includes charge (net of tax) arising from remeasurement of future policy benefits to an upper-medium grade discount rate decreased to Rs. 25,898.6 million in fiscal 2025 (fiscal 2024: Rs. 26,565.6 million (net of tax)).

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of ICICI Life.

	Rupees in million
Reconciling items	Year ended March 31,
	2025(1)	2024(1)	2023
Income tax impact of U.S. GAAP adjustments	(4,774.4)	(10,657.0)	160.4
Total differences in income taxes	(4,774.4)	(10,657.0)	160.4

1.	Prepared in accordance with the LDTI guidelines as prescribed under ASC 944 (ASU 2018-12)

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

Under US GAAP, the merger was accounted in accordance with ASC 805 – Business Combinations where all the assets and liabilities were measured at fair value on September 8, 2021 of merger. Goodwill was measured as excess of consideration paid over the net assets taken over. Accordingly, under US GAAP, ICICI Lombard General Insurance Company Limited recognized intangible assets of Rs. 1,230.0 million and goodwill of Rs. 46,454.5 million. The goodwill is tested for impairment on annual basis and intangible assets are amortized over the useful life.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance subsidiary.

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Profit as per Indian GAAP	25,082.6	19,185.9	17,290.5
Adjustments on account of
Provision for reinsurance commission	(264.9)	(2,175.8)	(1,171.9)
Amortization of deferred acquisition costs	15,679.9	9,153.2	531.3
Premium deficiency	0.0	0.0	11.9
Compensation costs	(778.1)	(1,118.7)	(1,285.6)
Unrealized gain/(loss) on equity investments.	(3,145.2)	7,258.0	(413.6)
Income tax benefit/(expense)	(3,083.5)	(3,556.6)	296.4
Business Combination	(123.0)	(123.0)	(123.0)
Others	165.9	17.8	(12.2)
Profit/(Loss) as per U.S. GAAP	33,533.8	28,640.8	15,123.8
Other Comprehensive Income (net of taxes)
MTM on Debt Securities	6,825.0	4,781.1	(6,010.8)
Compensation Cost	1307.7	1,118.7	1,285.6
Actuarial Gain/(Loss)	(45.8)	18.6	14.4
Total Other Comprehensive Income	8,086.9	5,918.5	(4,710.8)
Total Comprehensive Income	41,620.7	34,559.2	10,413.0

The profit under Indian GAAP increased from Rs.19,185.9 million in fiscal 2024 to Rs. 25,082.6 million in fiscal 2025, profit under U.S. GAAP increased from Rs. 28,640.8 million in fiscal 2024 to Rs. 33,533.8 million in fiscal 2025. Total comprehensive income under U.S. GAAP increased from Rs. 34,559.2 million in fiscal 2024 to Rs. 41,620.7 million in fiscal 2025. In fiscal 2024, there was unrealized gain on available for sale debt securities amounting to Rs. 4,781.1 million whereas in fiscal 2025 there is unrealized gain on available for sale debt securities amounting to Rs. 6,825.0 million.

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Reinsurance commission income was lower by Rs. 264.9 million under U.S. GAAP as compared to Indian GAAP in fiscal 2025 (lower by Rs. 2,175.8 million in fiscal 2024). This decrease was primarily due to Impact of 1/n as per IRDAI regulation applicable from October 1, 2024.

Deferred acquisition cost resulted in income of  Rs. 15,679.9 million in fiscal 2025 (fiscal 2024: cost of Rs. 9,153.2 million) under U.S. GAAP as compared to Indian GAAP primarily includes Rs. 2,667.5 million expenses directly attributable to the acquisition of insurance contracts.

In fiscal 2024, there was unrealized gain on equity investments amounting to Rs. 7,258.0 million whereas in fiscal 2025 there is unrealized loss on equity investments amounting to Rs. (3,145.2) millions. While, these gains/losses are accounted through fair value change account in balance sheet under Indian GAAP, under U.S. GAAP these gains/losses are accounted through net income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance subsidiary.

	Rupees in million
Reconciling items	Year ended March 31,
	2025	2024	2023
Income tax impact of non-tax U.S. GAAP adjustments	(3,083.5)	(3,556.6)	296.4
Total differences in income taxes	(3,083.5)	(3,556.6)	296.4

i)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

		Rupees in million
		Year ended March 31,
		2025	2024
Goodwill		639,289.5	639,289.5
Charge off/write off		(54.0)	(54.0)
Goodwill, net	(A)	639,235.5	639,235.5

Asset management and advisory intangibles	(B)	367.0	367.0
Customer-related intangibles		115,603.4	115,603.4
Accumulated amortization		(18,504.4)	(11,316.6)
Customer-related intangibles net	(C)	97,099.0	104,286.8
Goodwill and intangible assets, net	(A+B+C)	736,701.5	743,889.3

1.	See also “Schedule 18 -Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2025	2024
Opening balance	639,235.5	35,047.4
Goodwill addition during the period	..	604,188.1
Goodwill disposed off during the period	..	..
Closing balance	639,235.5	639,235.5

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2025	2024
Opening balance	104,286.8	..
Additions	..	104,875.6
Amortization	(7,187.8)	(588.7)
Disposal	..	..
Closing balance	97,099.0	104,286.8

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million
Year ended:	Amount
Fiscal 2026	7,187.8
Fiscal 2027	7,187.8
Fiscal 2028	7,187.8
Fiscal 2029	7,187.8
Fiscal 2030	7,187.8
Thereafter	61,159.9
Total	97,099.0

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was assessed qualitatively as per ASC topic 350-20-35-3 and determined that it was not more likely than not that the fair value of the reporting units was less than their carrying amounts and the quantitative goodwill impairment test was unnecessary at March 31, 2025 and at March 31, 2024.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

	Rupees in million
	Year ended March 31,
	2025	2024
Change in benefit obligations
Projected benefit obligations at the beginning of the year	20,940.7	16,797.8
Add: Addition due to acquisition of control in ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited during the year	..	1,651.8
Add: Adjustment for exchange fluctuation on opening obligations	3.6	2.4
Adjusted opening obligations	20,944.3	18,452.0
Service cost	2,185.5	1,737.7
Interest cost	1,651.5	1,345.5
Acquisition/(Divestitures)	4.9	(27.9)
Benefits paid	(1,802.9)	(1,576.7)
Unrecognized prior service cost	..	..
Plan amendments	..	..
Actuarial (gain)/loss on obligations	1,270.4	1,010.1
Projected benefit obligations at the end of the year	24,253.6	20,940.7
Change in plan assets
Fair value of plan assets at the beginning of the year	21,146.0	15,454.2
Add: Addition due to acquisition of control in ICICI Lombard General Insurance Company Limited and I-Process Services (India) Private Limited during the year	..	1,608.9
Adjusted opening plan assets	21,146.0	17,063.1
Acquisition/(Divestitures)	6.3	(27.9)
Actual return on plan assets	2,074.1	1,919.6
Employer contributions	2,477.7	3,760.8
Benefits paid	(1,729.7)	(1,569.6)
Plan assets at the end of the year	23,974.4	21,146.0
Funded status	(279.5)	205.3
Amount recognized, net	(279.5)	205.3
Accumulated benefit obligation at year-end	15,203.5	13,144.8

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

	Rupees in million
	Year ended March 31,
	2025	2024	2023
Service cost	2,185.5	1,737.8	1,526.2
Interest cost	1,651.5	1,345.5	1,063.6
Expected return on plan assets	(1,525.8)	(1,129.7)	(1,092.2)
Amortization of prior service cost	(12.2)	(9.8)	8.3
Amortized actuarial (gain)/loss	114.6	127.5	10.2
Acquisition and divestiture (gain)/loss	(1.4)	..	..
Exchange (gain)/loss	3.6	2.4	12.2
Gratuity cost, net	2,415.8	2,073.7	1,528.3

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2025	2024	2023
Discount rate	7.7%	7.7%	6.7%
Rate of increase in the compensation levels	8.0%	8.0%	7.0%
Rate of return on plan assets	7.4%	7.4%	7.5%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2025	2024
Discount rate	7.5%	7.7%
Rate of increase in the compensation levels	8.0%	8.0%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

	Rupees in million
	At March 31,
	2025	2024
Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	22,938.4	20,186.5
Group growth fund[2]	2.0	2.0
Group debt fund[3]	265.4	235.4
Group equity fund[4]	40.2	-
Group short-term debt fund[5]	0.6	32.6
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	23,246.6	20,456.5
Investment in scheme of Life Insurance Corporation of India	432.9	393.4
Total assets managed by external entities	23,679.5	20,849.9
Special deposit with central government	290.0	290.0
Government debt securities	..	..
Balance with banks and others	4.9	6.1
Total	23,974.4	21,146.0

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2025, investment in government securities, corporate bonds, fixed deposits and equity were 39.94%, 37.84%, 5.56% and 16.66% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2025, investment in government securities, corporate bonds, fixed deposits and equity were 22.77%, 16.57%, 6.66% and 54.00% respectively, the rest is in current assets.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2025, investment in government securities, corporate bonds, and fixed deposits were 45.10%, 44.08% and 10.81% respectively, the rest is in current assets.

4.	Objective of the scheme is to provide long-term capital appreciation through investments primarily in equity and equity-related instruments. At March 31, 2025, investment in equity was 100%.

5.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2025, investment in government securities, corporate bonds and fixed deposits were 15.46%, 71.01% and 13.53% respectively, the rest is in money market instruments.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2026	Target asset allocation at March 31, 2025
Funds managed by external entities[1]	98.9%	98.7%
Special deposit with central government	1.1%	1.3%
Debt securities	0%	0%
Total	100%	100%

1.	Targeted investment during fiscal 2026 of about 45% in Central Government securities, about 33% to 35% in corporate debt securities, about 4% in money market investment and about 16% to 18% in equity investment.

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2026	1,889.9
Expected benefit payments from the fund during year ending March 31,
2026	3,288.1
2027	3,218.1
2028	3,510.8
2029	3,617.0
2030	3,663.3
Thereafter upto 10 years	20,010.0

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2025.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

	Rupees in million
	Year ended March 31,
	2025	2024
Change in benefit obligations
Projected benefit obligations at beginning of the year	16,992.0	17,376.0
Service cost	77.4	108.2
Interest cost	1,276.0	1,321.4
Liability extinguished on settlement	(1,225.9)	(2,137.9)
Benefits paid	(48.9)	(95.5)
Plan Amendments	-	306.9
Actuarial (gain)/loss on obligations	471.2	112.9
Projected benefit obligations at the end of the year	17,541.8	16,992.0

Change in plan assets
Fair value of plan assets at beginning of the year	17,921.4	18,190.1
Actual return on plan assets	1,603.5	1,800.5
Assets distributed on settlement	(1,442.2)	(2,375.4)
Employer contributions	395.9	401.7
Benefits paid	(48.9)	(95.5)
Plan assets at the end of the year	18,429.7	17,921.4

Funded status	887.9	929.4

Net amount recognized	887.9	929.4

Accumulated benefit obligation at year end	16,540.4	16,499.4

The following table sets forth, for the periods indicated, the components of the net pension cost.

	Rupees in million
	Year ended March 31,
	2025	2024	2023
Service cost	77.4	108.2	150.8
Interest cost	1,276.0	1,321.4	1,152.3
Amortisation of prior service (credit)/cost	61.4	-	-
Expected return on assets	(1,329.9)	(1,361.0)	(1,522.1)
Curtailment and settlement (gain)/loss	216.3	237.5	243.6
Actuarial (gain)/loss	760.9	1,174.8	1,402.5

Net pension cost	1,062.2	1,480.9	1,427.1

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2025	2024	2023

Discount rate	7.7%	7.8%	6.4%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	8.0%	8.0%	7.0%
Rate of return on plan assets	7.5%	7.5%	7.5%
Pension increases (applicable on basic pension)	8.0%	8.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2025	2024
Discount rate	7.5%	7.7%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	8.0%	8.0%
Pension increases (applicable on basic pension)	8.0%	8.0%

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

			Rupees in million
Asset category	Fair value at March 31, 2025	Fair value at March 31, 2024	Target asset allocation at March 31, 2026	Target asset allocation at March 31, 2025
Government debt securities	8,146.6	7,431.0	44.3%	42%
Corporate debt securities	7,759.7	8,349.5	42.2%	46%
Equity securities	1,851.4	1,675.6	9.8%	9%
Balance with banks and others	671.9	465.2	3.7%	3%
Total	18,429.6	17,921.3	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2026	400.0
Expected benefit payments from the fund during the year ending March 31,
2026	898.9
2027	858.7
2028	873.0
2029	1,040.1
2030	1,194.3
Thereafter upto 10 years	7,746.6

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2025.

k)	Lease

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

		Rupees in million
	Year ended March 31, 2025	Year ended March 31, 2024
Right-of-use assets at year end	66,866.2	61,977.9
Lease liability at year end	73,472.7	67,493.5
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	14,512.3	12,662.1
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	18,238.7	21,456.4
Weighted average remaining lease term (in years)	8.2 years	8.1 years
Weighted average discounting rate (in %)	6.8%	6.6%

The following table sets forth, the future payments under operating leases as of March 31, 2025.

Rupees in million
Year ended March 31, 2025
Fiscal 2026	14,182.0
Fiscal 2027	13,456.3
Fiscal 2028	12,842.1
Fiscal 2029	11,095.6
Fiscal 2030	9,833.1
After Fiscal 2030	36,881.7
Total Lease payments	98,290.8
Less: Imputed interest	24,818.1
Lease liabilities at March 31, 2025	73,472.7

The Group does not have any other significant future commitments at the end of fiscal 2025.

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

		Rupees in million
	Year ended March 31, 2025	Year ended March 31, 2024
Right-of-use assets at year end	1,268.3	589.0
Lease liability at year end	1,252.8	684.7
Cash paid for amounts included in the measurement of lease liabilities a. finance cashflows from finance lease b. operating cashflows from finance lease	352.7 105.8	255.8 69.9
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	1,220.3	0.5
Weighted average remaining lease term (in years)	6.9 years	4.0 years
Weighted average discounting rate (in %)	7.6%	9.6%

The following table sets forth, the future payments under finance leases as of March 31, 2025.

Rupees in million
Year ended March 31, 2025
Fiscal 2026	381.7
Fiscal 2027	348.6
Fiscal 2028	234.5
Fiscal 2029	183.7
Fiscal 2030	169.0
After Fiscal 2030	354.3
Total Lease payments	1,671.9
Less: Imputed interest	310.9
Lease liabilities at March 31, 2025	1,361.0

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

		Rupees in million
	Year ended March 31, 2025	Year ended March 31, 2024
Finance lease cost
Amortisation of right-to-use assets	346.9	242.5
Interest on lease liabilities	113.7	80.5
Operating lease cost	15,275.3	13,348.6
Short-term lease cost	..	..
Variable lease cost	188.8	4,550.7
Less: Sublease income	..	(0.3)
Total lease cost	15,924.7	18,222.0

I)	Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

	Rupees in million
	At March 31,
	2025	2024
Deferred tax assets
Allowance for credit losses	102,116.1	99,075.6
Debt and equity securities	..	29.4
Business and capital loss carry forwards	8,716.2	8,733.8

Investments in affiliates	26,911.6	23,144.1
Lease liability	18,510.2	17,026.0
Other liabilities and provisions	8,088.7	8,489.3
Others	1,198.5	2,395.3
Total deferred tax assets	165,541.3	158,893.5
Valuation allowance	(1,058.9)	(2,171.8)
Total deferred tax assets (net of valuation allowance)	164,482.4	156,721.7
Deferred tax liabilities
Debt and equity securities	(24,026.3)	(11,040.8)
Property, plant and equipment	(6,936.5)	(5,706.8)
Investments in branches, subsidiaries and affiliates	(6,813.3)	(6,629.2)
Amortization of fees and costs	(15,170.1)	(11,052.5)
Intangible assets	(24,239.2)	(26,017.3)
Non-banking assets	(8,015.4)	(7,980.0)
Right to use assets	(16,839.4)	(15,637.6)
Reserve for unexpired risk	(945.4)	(1,512.8)
Investments in trading securities	..	..
Others	(6,173.7)	(4,254.9)
Total deferred tax liabilities	(109,159.3)	(89,831.9)

Net deferred tax assets	55,323.1	66,889.8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers carryback availability, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the existing valuation allowances, at March 31, 2025 and 2024. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory income tax rate, including surcharge and cess was 25.17% for the year ended March 31, 2025, 2024 and 2023.

Reconciliation of income tax expense

The following table sets forth, for the periods indicated, a reconciliation of expected income tax expense at the Indian statutory income tax rate, the income tax rate in our country of domicile, to reported income tax expense/(benefit).

	Rupees in million
	Year ended March 31,
	2025	2024	2023
Income/(loss) before income tax expense from continuing operations
In India	675,681.7	734,600.7	359,939.4
Outside India	33,200.6	29,779.1	6,381.2
Total	708,882.3	764,379.8	366,320.6

Statutory tax rate	25.17%	25.17%	25.17%
Effective tax rate…………………………………………….	23.23%	17.75%	28.96%
Income tax expense/(benefit) at the statutory tax rate	178,411.5	192,379.1	92,195.6
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies through appropriation of profits to a Special Reserve	(7,968.1)	(7,793.9)	(6,580.8)
Exempt interest and dividend income	(203.1)	(794.0)	(832.9)
Income charged at rates other than statutory tax rate	(14.2)	(2,781.2)	15,997.8
Expenses disallowed for income tax purposes	4,094.8	3,455.6	2,861.6
Tax on investment and undistributed earnings in subsidiaries, branches and affiliates	(3,657.6)	10,739.1	2,139.4
Changes in statutory tax rate	(138.8)	..	..
Change in valuation allowance	(1,112.9)	(1,381.5)	2,675.1
Tax adjustments in respect of prior year tax assessments	(231.3)	(61.2)	276.2
Others[1]	(4,474.7)	(58,260.3)	(2,629.4)

Income tax expense/(benefit) reported	164,705.5	135,501.7	106,102.6
Current tax expense
In India	170,055.6	132,989.2	111,869.8
Outside India	3,401.4	3,246.0	1,694.8
Total	173,457.0	136,235.2	113,564.6
Deferred tax (benefit)/expense
In India[2]	(9,033.0)	(818.8)	(7,517.5)
Outside India	281.5	85.3	55.5
Total	(8,751.5)	(733.5)	(7,462.0)

1.	During fiscal 2024, includes tax effect of Rs. (35,278.9) million and Rs. (15,213.6) million on gains due to acquisition of control in ICICI Lombard General Insurance Company Limited and reversal of deferred tax liability created on deconsolidation of ICICI Lombard General Insurance Company Limited in fiscal 2022, respectively.

2.	During fiscal 2023, includes income tax expense of Rs 2,683.1 million for an increase of a valuation allowance because of a change in judgment about the realizability of a beginning-of-the-year deferred tax assets for capital loss carryforwards of the Bank in future years.

The following table sets forth the details of the amount and expiration dates of operating loss carry forwards at March 31, 2025.

		Rupees in million
Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forwards
April 1, 2025 to March 31, 2030	27,240.0	1,172.3	..
April 1, 2030 to March 31, 2035	356.3	105.2	..
Total capital loss carry forwards	27,596.3	1,277.5	..

Business loss carry forwards	..	..	..
April 1, 2025 to March 31, 2030	..	952.7
April 1, 2030 to March 31, 2035	..	356.4	1,120.4
April 1, 2035 to March 31, 2040	..	28.2	4,220.2

Indefinite period	..	580.1	7,647.7
Total business loss carry forwards	..	1,917.4	12,988.3

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate income taxes paid by the Group. No penalties have been accrued as of March 31, 2025 and 2024 as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 2,034.1 million, Rs. 2,697.4 million and Rs. 1,149.5 million during the year ended March 31, 2025, 2024 and 2023 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 13,219.7 million, Rs. 12,244.6 million and Rs. 13,866.7 million at March 31, 2025,  2024 and 2023 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

	Rupees in million
	Year ended March 31,
	2025	2024	2023

Beginning balance	47,451.0	40,142.8	36,271.5
Increases related to prior year tax positions.	..	..	41.8
Increases related to current year tax positions	10,343.5	7,314.9	5,462.6
Decreases related to prior year tax positions	(1,602.4)	(6.7)	(1,633.1)
Ending balance	56,192.1	47,451.0	40,142.8

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense, as applicable, and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed from fiscal 2023. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1990 onwards.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

	Rupees in million, except per share data
	Year ended March 31,
	2025		2024		2023
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	513,543.0	513,543.0	613,763.5	613,763.5	249,993.7	249,993.7
Contingent issuances of subsidiaries/equity affiliates	..	(548.4)	..	(1,170.5)	..	(441.8)
	513,543.0	512,994.6	613,763.5	612,593.0	249,993.7	249,551.9
Common stock
Weighted-average common stock outstanding	7,047.5	7,047.5	7,003.9	7,003.9	6,966.3	6,966.3
Dilutive effect of employee stock options	..	119.7	..	128.2	..	130.0
Total	7,047.5	7,167.3	7,003.9	7,132.2	6,966.3	7,096.3

Earnings per share (Rs.)	72.87	71.57	87.63	85.89	35.89	35.17

n)	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

	Rupees in million
	Year ended March 31,
	2025	2024	2023
Net income/(loss) (net of tax) excluding non-controlling interest	513,543.0	613,763.5	249,993.7
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	61,357.5	29,597.6	(34,719.5)
Translation adjustments (net of tax)[2]	1,097.6	3,198.1	2,476.1
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	61.1	819.3	(61.3)

Comprehensive income attributable to ICICI Bank stockholders	576,059.2	647,378.5	217,689.0
Comprehensive income attributable to non-controlling interests	34,264.0	15,382.1	10,301.6
Total comprehensive income	610,323.2	662,760.6	227,990.6

1.	Net of tax effect of Rs. 22,540.3 million, Rs. 9,914.7 million and Rs. (10,211.3) million for the year ended March 31, 2025, March 31, 2024 and March 31, 2023 respectively.

2.	Net of tax effect of Rs. 394.8 million, Rs. 1,016.9 million and Rs. 630.5 million for the year ended March 31, 2025, March 31, 2024 and March 31, 2023 respectively.

3.	Net of tax effect of Rs. 1.3 million, Rs. 274.9 million and Rs. (14.4) million for the year ended March 31, 2025, March 31, 2024 and March 31, 2023 respectively.

o)	Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2025 amounted to Rs. 10,732.1 million (March 31, 2024: Rs. 8,613.4 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2025.

	Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	795,795.4	252,593.2	50,118.4	20,405.4	1,118,912.4
Performance guarantees	464,854.4	494,490.3	99,330.0	28,979.7	1,087,654.4
Total guarantees	1,260,649.8	747,083.5	149,448.4	49,385.1	2,206,566.8

The following table sets forth, the details of guarantees outstanding at March 31, 2024.

	Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	669,399.0	165,746.7	47,963.1	8,186.6	891,295.4
Performance guarantees	369,581.3	432,768.7	83,480.7	20,302.6	906,133.3
Total guarantees	1,038,980.3	598,515.4	131,443.8	28,489.2	1,797,428.7

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2025, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 424,867.0 million (March 31, 2024: Rs. 310,416.2 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of statutory liquidity requirement at March 31, 2025 was Rs. 2,733,361.3 million (March 31, 2024: Rs. 2,471,830.1 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to Basel III capital adequacy guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 and additional Tier-1.

At March 31, 2025, the Bank was required to maintain minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes capital conservation buffer of 2.50% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on the Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

Rupees in million, except percentages

	At March 31, 2025(1)	At March 31, 2024(1)
Tier 1 capital	2,567,375.0	2,142,170.4
Of which: Common equity Tier 1 capital	2,567,375.0	2,142,170.4
Tier 2 capital	99,245.9	100,104.3
Total capital	2,666,620.9	2,242,274.7
Credit risk: risk-weighted assets	13,986,922.8	11,605,271.8
Market risk: risk-weighted assets	592,583.8	836,496.9
Operational risk: risk-weighted assets	1,531,537.3	1,285,848.0
Total risk-weighted assets	16,111,043.9	13,727,616.7
Common equity Tier 1 risk-based capital ratio	16.0%	15.6%
Tier 1 risk-based capital ratio	16.0%	15.6%
Tier 2 risk-based capital ratio	0.6%	0.7%
Total risk-based capital ratio	16.6%	16.3%
(1)	Post appropriation of proposed dividend

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

July 25, 2025