Form 20-F
period 2026-03-31
ICICI BANK LTD
filed 2026-07-20
CIK 1103838

As filed with the Securities and Exchange Commission on July 20, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026.

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

For the transition period from                                                  to                                                                                  .

Commission file number: 001-15002

ICICI BANK LIMITED

(Exact name of Registrant as specified in its charter)

India

(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India

(Address of principal executive offices)

Name: Anindya Banerjee / Abhinek Bhargava

Telephone: +91 22 4008 6173

Email: anindya.banerjee@icici.bank.in / abhinek.bhargava@icici.bank.in

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

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2026 was 7,160,112,569.

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

Yes ☐ No ☐

i

CROSS REFERENCES

Form 20-F	Item Caption	Location	Page No.
Part – I
Item 1	Identity of Directors, Senior Management and Advisers	Not Applicable
Item 2	Offer Statistics and Expected Timetable	Not Applicable
Item 3	Key Information	Risk Factors	7
Item 4	Information on the Company	Business	59
		Selected Statistical Information	117
		Operating and Financial Review and Prospects	139
		Supervision and Regulation	222
		Additional Information—Documents on Display	267
Item 4A	Unresolved Staff Comments	Not Applicable
Item 5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	139
		Business—Risk Management	77
		Selected Statistical Information—Funding	124
Item 6	Directors, Senior Management and Employees	Management	199
		Business—Employees	112
Item 7	Major Shareholders and Related Party Transactions	Major Shareholders	52
		Related Party Transactions	54
		Management—Compensation and Benefits to Directors and Officers—Loans	219
		Schedule 18 Note 2 in Notes to Consolidated Financial Statements	F-50
Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-7
		Operating and Financial Review and Prospects	139
		Business—Legal and Regulatory Proceedings	113
		Dividends	253
Item 9	The Offer and Listing	Market Price Information	6
Item 10	Additional Information	Additional Information	266
		Exchange Controls	246
		Taxation	255
		Restriction on Foreign Ownership of Indian Securities	248
		Dividends	253
		Business—Subsidiaries, Associates and Joint Ventures	103
Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Market Risk	85
		Selected Statistical Information–Risk Management	127
Item 12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	115
Part – II
Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable
Item 15	Controls and Procedures	Management—Summary Comparison of Corporate Governance Practices—Controls and Procedures	212
Item 16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	207
Item 16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	210
Item 16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	211
Item 16D	Exemptions from the Listing Standards for Audit Committees	Not Applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable
Item 16F	Change in Registrant’s Certifying Accountant	Not Applicable
Item 16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	211
Item 16H	Mine Safety Disclosure	Not Applicable
Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable
Item 16J	Insider Trading Policies	Management—Corporate Governance—Code of Ethics—Code on Prohibition of Insider Trading	210
Item 16K	Cybersecurity	Business—Risk Management—Cybersecurity	239
Part – III
Item 17	Financial Statements	See Item 18
Item 18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and Notes thereto	F-7
Item 19	Exhibits	Exhibit Index and Attached Exhibits	268

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

All references to the “Companies Act”, the “FEMA”, the “Income Tax Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are, respectively, to the Companies Act, 2013, the Foreign Exchange Management Act, 1999, the Income Tax Act, 1961, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and the “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission (“SEC”), we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (“U.S. GAAP”), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2024 through 2026, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Certain terms are used interchangeably throughout this annual report and, unless the context or a specific note indicates a distinct measurement basis, should be understood to have the same meaning wherever they appear. these include, without limitation, “term deposit” and “time deposit”; “stockholders’ equity” and “shareholders’ equity”; and “advances” and “loans”. Any variation in the usage of such terms is a matter of terminology only and does not denote any difference in meaning, and such terms should be read accordingly.

Rupee amounts for fiscal 2026 have been translated into USD using the exchange rate of Rs. 93.83 = USD 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2026.

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside; the level and direction of interest rates, the yield on our loans and investments and the cost of our funding; future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans; our ability to successfully implement our strategies, including our growth strategy, our strategic use of technology and the internet and our strategy for resolution of non-performing assets; the resilience of our technology infrastructure; the continued service of our senior management; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to; the outcome of any internal or independent inquiries or regulatory or governmental investigations; our expansion or increased presence in areas such as small business and unsecured retail lending; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks that we face in our international operations; our growth and expansion in domestic and overseas markets; our status as a systemically important bank in India; our ability to maintain enhanced capital and liquidity requirements; the adequacy of our allowance for credit and investment losses; our ability to market new products; investment income; cash flow projections; the impact of any changes in India’s credit rating; the impact of any new accounting standards or new accounting framework; our ability to implement our dividend payment practice; the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations; the state of the global financial system and systemic risks; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including hostilities in our region or in other parts of the world, terrorist attacks or social unrest, man-made or natural disasters and catastrophes, climate change events, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited, and the National Stock Exchange of India Limited.

At June 30, 2026, total 7,173,615,744 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

At June 30, 2026, there were 2,210,311 holders of record of our equity shares, of which 5,457 had registered addresses in the United States and held an aggregate of 3,126,641 equity shares.

American Depositary Shares (“ADSs”)

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2026, we had 575 million ADSs, equivalent to about 1,150 million equity shares, outstanding. At June 30, 2026, there were 192,745 record holders of our ADSs, out of which 69 have registered addresses in the United States.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Summary

Our business is subject to various risks and uncertainties. These risks include, but are not limited to, the following:

Risks relating to India and other economic and market risks

•	A prolonged slowdown in economic growth in India could cause our business to suffer.

•	Financial instability in other countries, particularly countries where we have established operations, could adversely affect our business.

•	Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.

•	Any adverse impact on India’s external trade account due to continued elevated prices of oil and other petroleum products, or any widening of the current account deficit, outflow of foreign capital or exchange rate volatility, could adversely affect the Indian economy, which could adversely affect our business.

•	The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties, which could adversely affect our business and the prices of our equity shares and ADSs.

•	A significant change in the Government of India’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

•	Natural disasters, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, which could adversely affect our business and the prices of our equity shares and ADSs.

•	If global or regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

Risks that arise as a result of our presence in a highly regulated sector

•	The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.

•	We may be subject to fines, restrictions or other sanctions for regulatory compliance failures, which may adversely affect our financial position or our ability to expand our activities.

•	We and our employees are at risk of inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

•	We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

•	We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, as well as general market expectations regarding the level of capital adequacy large Indian private sector banks should maintain, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

•	Changes in the regulation and structure of the financial markets in India may adversely impact our business.

•	The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

•	Our subsidiaries are subject to supervision and regulation by various Indian financial sector regulators such as the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority of India and the Pension Fund Regulatory and Development Authority.

•	Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

Risks relating to our business

•	If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

•	Our loan portfolio includes exposures such as long-term project finance loans, real-estate-linked loans and commodity sector loans, which are particularly vulnerable to risks such as completion risk, commodity price cycle risk and other related risks.

•	We have a concentration of loans to certain customers, borrower groups and sectors, and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

•	The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us, which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

•	Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed-income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

•	Our inability to effectively manage credit, market or liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

•	Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

•	A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

•	Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

•	The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

•	Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

•	Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes or changes in market conditions could cause these income streams to decline and adversely impact our financial performance.

•	Our industry is very competitive, and our strategy depends on our ability to compete effectively.

•	There is operational risk associated with the financial industry, which, when realized, may have an adverse impact on our business.

•	Our failure to establish, maintain and apply adequate internal controls over financial reporting could have a material adverse effect on our reputation, business, financial condition or results of operations.

•	We and our customers are exposed to fluctuations in foreign exchange rates.

•	We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

•	We depend on the accuracy and completeness of information about customers and counterparties.

•	We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our financial performance and the prices of our equity shares and ADSs.

•	We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

•	We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Risks relating to technology

•	The growing use of technology in banking and financial services creates additional risks of competition, reliability and security.

•	We face security risks, including denial of service attacks, misuse of privilege access by insiders, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and creating significant legal and financial exposure.

•	System failures or system downtime could adversely impact our business.

Risks relating to our insurance subsidiaries

•	Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make further investments in these companies as required may adversely impact our business and the prices of our equity shares and ADSs.

•	While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

•	Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

•	Loss reserves for our general insurance subsidiary’s business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

•	The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe and/or various climate change events.

Risks relating to ADSs and equity shares

•	ADS holders may be restricted in their ability to exercise voting rights and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

•	Your holdings may be diluted by additional issuances of equity, and any dilution may adversely affect the market prices of our equity shares and ADSs.

•	You may be unable to exercise pre-emptive rights available to other shareholders.

•	Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency, and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

•	Restrictions on reissuance and deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	Certain shareholders own a large percentage of our equity shares, and their actions could adversely affect the prices of our equity shares and ADSs.

•	Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	Because the equity shares underlying ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee.

•	You may be subject to Indian taxes arising out of capital gains.

•	There may be different company information available in Indian securities markets than in securities markets in the United States and the continued listing of our securities in US markets is subject to various considerations.

Risks relating to India and other economic and market risks

A prolonged slowdown in economic growth in India could cause our business to suffer.

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers, our counterparties and other constituents, especially if such a slowdown was to be prolonged. India’s gross domestic product is estimated to have grown by 7.6% in fiscal 2026 (as per the Second Advance Estimates of the National Statistical Office), compared with the 7.1% in fiscal 2025.

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

After keeping the policy rate unchanged for two years, the monetary policy committee entered into an easing cycle, from February 2025 onwards, by a cumulative amount of 125 basis-points reduction in policy rate, of which 100 basis-points were reduced in fiscal 2026, and reduced the cash reserve ratio by 100 basis-points from 4.0% to 3.0%, implemented in four equal tranches of 25 basis points on September 6, October 4, November 1 and November 29, 2025. The policy stance was briefly changed to ‘accommodative’ in April 2025 and then changed back to ‘neutral’ in June 2025 and has been unchanged since. Daily average banking system liquidity for fiscal 2026 was at a surplus of approximately Rs. 1,793 billion. In fiscal 2026, the Reserve Bank of India injected Rs. 13.3 trillion of durable liquidity into the banking system, through various means, including by reducing the cash reserve ratio, engaging in open-market operations and conducting foreign exchange swap operations. In the June 2026 meeting, the monetary policy committee maintained the status quo on the policy rate and stance. The Reserve Bank of India, in the monetary policy meeting, announced additional measures to attract foreign capital and strengthen the balance of payments. These measures mainly included a USD - Rupee forex swap facility for fresh Foreign Currency Non-Resident (Bank) (FCNR (B)) deposits till September 30, 2026, including deposits that are renewed upon maturity, mobilized for a minimum tenor of 3 years and a maximum tenor of 5 years. A facility of concessional USD-Rupee forex swap was also announced till December 31, 2026, to incentivize external commercial borrowing by public sector undertakings and overseas foreign currency borrowing for a minimum tenor of 3 years and a maximum tenor of 5 years. At the time of maturity of these FCNR (B) deposits and foreign currency borrowings, India may experience outflow of foreign deposits, which may have an impact on exchange rates, banking sector deposits, liquidity and other related factors.

There are uncertainties in the global environment due to geopolitical tensions and trade-related issues between several major global economies. Global trade disputes, tariffs or other protectionist measures and countermeasures could impact trade and capital flows and negatively affect the Indian economy, which could adversely affect our business. Global Brent crude oil prices increased substantially following the onset of the conflict in West Asia in March 2026. India is a major oil importing country, with significant reliance on oil and natural gas imports from West Asia. Therefore, the Indian economy remains exposed to supply and price shocks. See also “—Risks relating to India and other economic and market risks—Any adverse impact on India’s external trade account due to continued elevated prices of oil and other petroleum products, or any widening of the current account deficit, outflow of foreign capital or exchange rate volatility, could adversely affect the Indian economy, which could adversely affect our business”. Sharp and sustained price reductions of globally traded commodities such as metals and minerals may negatively impact our borrowers in these sectors. Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India, which could adversely affect our business. In fiscal 2026, net outflows of foreign portfolio investments (“FPI”) from India were USD 16.6 billion compared to inflows of USD 2.7 billion in fiscal 2025. Developments in technology, such as artificial intelligence (“AI”), may impact businesses, including ours and our customers’, and influence global and Indian employment markets, with an impact on employment and incomes of our existing and potential customers.

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

Rating agencies may also change their methodology for rating banks or their assessment of specific parameters, which may impact our ratings.

Our subsidiary in the United Kingdom is rated by Moody’s and any change in our rating or outlook or in the financial position of the subsidiary could impact the rating or outlook of our subsidiary.

There can be no assurance that rating agencies will maintain their views on India’s sovereign rating or that we and our subsidiaries and affiliates will be able to meet the expectations of rating agencies and maintain our credit ratings. See also “—Risks relating to our business—Our inability to effectively manage credit, market or liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

Any adverse impact on India’s external trade account due to continued elevated prices of oil and other petroleum products, or any widening of the current account deficit, outflow of foreign capital or exchange rate volatility, could adversely affect the Indian economy, which could adversely affect our business.

India is vulnerable to developments in its trade account. India imports a majority of its requirements of petroleum oil and petroleum products. If elevated oil price levels or volatility in oil prices continues, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) there could be a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates, higher trade and fiscal deficits and currency depreciation. During fiscal 2026, the Rupee depreciated by 10.9% from Rs 85.46 per U.S. Dollar at March 31, 2025 to Rs 94.83 per U.S. Dollar at March 31, 2026 and further moved to a low Rs. 96.96 per U.S. Dollar at May 20, 2026. Thereafter, the Rupee has appreciated and moved to Rs. 94.33 per U.S. Dollar at June 18, 2026, supported by the measures announced by the Reserve Bank of India to attract flow of foreign currency deposits and borrowings into India and also due to moderation in crude oil prices. Following the re-escalation in West Asia in July 2026, the rupee moved to Rs. 96.40 per U.S. Dollar at July 17, 2026. The Indian economy remains exposed to currency depreciation risk due to trade deficits and volatility in capital flows.

India’s trade relationships with other countries and its trade deficit may adversely affect Indian economic conditions and the exchange rate for the rupee. In fiscal 2024 and 2025, the current account deficit was 0.7% and 0.6% respectively of India’s gross domestic product. For fiscal 2026, the current account deficit stood at 0.6% of India’s gross domestic product. If current account and trade deficits increase or are no longer manageable because of factors impacting the trade deficit, such as slowing global economic growth, tariffs and supply-side constraints, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

See also “—Risks relating to our business— We and our customers are exposed to fluctuations in foreign exchange rates”.

The banking and financial markets in India are still evolving, and the Indian financial system could experience difficulties, which could adversely affect our business and the prices of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system, which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact daily. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Any such developments may impact credit markets and there could be an adverse impact on the loan portfolios of banks, including us, if customers are no longer able to access financing or refinancing from these entities or replace such financing or refinancing from other sources, thereby impacting their ability to conduct operations or meet their financial obligations. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks relating to our business— There is operational risk associated with the financial industry, which, when realized, may have an adverse impact on our business”.

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies. Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be less extensive than what is typically available for similar borrowers in developed economies. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to priority sectors, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. We also purchase priority sector lending certificates to meet directed lending requirements, and the cost of purchasing such certificates may increase substantially depending on the demand and supply scenario of the certificates. Any shortfall in meeting the priority sector lending targets and sub-targets may be required to be allocated to investments yielding sub-market returns. See also “—Risks that arise as a result of our presence in a highly regulated sector—We are subject to the directed lending requirements of the Reserve Bank of India, which may also involve buying related certificates at a premium to meet the annual targets, and any shortfall in meeting these requirements may be required to be invested in Government of India schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Relating to Loans and Advances—Directed Lending”.

We may face the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. Any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

We pursue our banking, insurance and other activities in India with all the risks that come with operating in a developing economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage market risks as well as operational risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these market and operational risks, which may lead to or exacerbate legal, regulatory or judicial actions, negative publicity or other developments that could reduce our profitability. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”, “—Risks that arise as a result of our presence in a highly regulated sector—We are at risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” and “—Risks relating to our business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

A significant change in the Government of India’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Government of India has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. The Government of India’s policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and affiliates and our financial performance. Successive Governments of India have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. The leadership of India and the composition of the Government of India are subject to change, and election results are not predictable. It is difficult to predict the economic policies that will be pursued by Governments of India in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions including judicial decisions, such as with respect to awards of licenses and resources, access to land and natural resources and policies with respect to the protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and limit new project investments, thereby impacting economic growth.

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. Decisions by the Government of India could impact our business and financial performance. The Government of India announced the introduction of a central bank digital currency (“CBDC”) by the Reserve Bank of India. To further expand its usage, the Reserve Bank of India has proposed allowing non-bank payments system operators to offer CBDC wallets in order to make retail CBDC more accessible to a broader segment of users. Any changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally, our business in particular and the prices of our equity shares and ADSs could be adversely affected.

Natural disasters, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, which could adversely affect our business and the prices of our equity shares and ADSs.

India has experienced natural disasters such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climate and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 17.7% of India’s gross value added in fiscal 2026. Prolonged spells of below- or above-normal rainfall, other natural disasters, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural disasters like droughts, El Niño, floods and cyclones, which could affect the economy of India, the economies of countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business, our borrowers, our counterparties and other constituents. The emergence of disease pandemics like COVID-19 have caused, and could in the future cause, economic and financial disruptions. Such disruptions in India and other areas of the world in which we operate could lead to operational difficulties, including travel restrictions, that could impact our business and our ability to manage or conduct our business. Any future outbreak of health epidemics may impact the quality of our portfolio and result in an increase in our non-performing assets and restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs.

If global or regional hostilities, terrorist attacks or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

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

We are subject to a wide variety of banking, insurance and financial services laws, regulations and policies and many regulatory and enforcement authorities in each of the jurisdictions in which we operate. Regulators in India and in the other jurisdictions in which we operate subject financial sector institutions, including us, to intense review, supervision and scrutiny. This heightened level of review and scrutiny, and the potential for changes in existing regulatory and supervision frameworks, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has been imposing fines and penalties on Indian banks that are larger than the historic norms, as well as restrictions on the conduct of business. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or policies.

The Reserve Bank of India has substantially expanded its guidance relating to the identification of non-performing assets over the last decade, which resulted in an increase in our loans classified as non-performing and an increase in provisions. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made. In the event that additional provisioning is required by the Reserve Bank of India, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, financial performance, ability to implement our strategy, shareholders’ equity and the price of our equity shares and the ADSs. The Reserve Bank of India also requires banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through its annual supervisory process. There can be no assurance that such disclosures in the future will not impact us, our reputation, our business or financial performance. Our subsidiaries and associates are also regulated by their respective regulatory bodies. Similar to the Bank, there may arise a requirement for additional disclosures from our subsidiaries and associates in the future, which may have an adverse impact on us. New regulations and compliance and disclosure requirements relating to environment, social and governance matters, especially climate change, have been recommended or are under consideration by regulators in the jurisdictions where we have our operations.

Regulators, including, among others, the Reserve Bank of India and the Securities and Exchange Board of India (“SEBI”), as well as governmental authorities and courts in India or in the jurisdictions in which we operate, may find that we are not in compliance with applicable accounting and taxation norms, listing norms, laws, regulations, policies or with the regulators’ revised interpretations of such laws, regulations or policies, and may take formal or informal actions against us. Such formal or informal actions may require us to make additional provisions for our non-performing assets, divest assets, adopt new compliance programs or policies, remove senior executives or other personnel, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations, and may reduce our revenues, require us to incur additional expenses, impact our profitability or damage our reputation. See also “Supervision and Regulation”.

Evolving data protection, privacy and AI regulations across jurisdictions may increase compliance obligations, operational complexity and costs. Failure to comply with applicable regulatory requirements or to effectively govern the use of AI technologies may result in regulatory scrutiny, financial penalties, litigation, reputational damage and restrictions on business activities. See also “Risks relating to technology— System failures or system downtime could adversely impact our business”.

If we fail to effectively manage our legal and regulatory risk across the jurisdictions in which we operate, our business may be adversely affected, our reputation could be harmed and we could be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased supervisory concerns. We may also be required to spend additional time and resources on remedial measures and conducting inquiries, beyond those already initiated and ongoing, which could have an adverse effect on our business.

Despite our best efforts to comply with all applicable regulations, there are several risks that cannot be completely controlled. Our international presence has led to increased legal and regulatory risks. Regulators in every jurisdiction in which we operate or have listed our securities have the power to restrict our operations, stipulate higher capital and liquidity requirements or bring administrative or judicial proceedings against us, our employees, representatives, agents or our third-party service providers, which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which may materially harm our reputation, results of operations and financial condition.

We may be subject to fines, restrictions or other sanctions for regulatory compliance failures, which may adversely affect our financial position or our ability to expand our activities.

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations or proceedings by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Whenever we consider it appropriate and applicable laws or regulations so permit, we may seek to settle or compound regulatory inquiries or investigations or proceedings through a consensual process with the concerned regulator, which may entail monetary payment by us or agreeing to non-monetary terms. The non-monetary terms may include suspension or cessation of business activities for a specified period; change in key management personnel or restrictions being placed on key management personnel; disgorgement; implementation of enhanced policies and procedures to prevent future violations; appointing or engaging an independent consultant to review internal policies, processes and procedures; providing enhanced training and education; and/or submitting to enhanced internal audit, concurrent audit or reporting requirements.

We and our employees are at risk of inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents or third-party service providers, either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents or third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims or expenses or impact adversely our ability to conduct business.

Various government and regulatory authorities have initiated inquiries against the Ex-Managing Director & CEO of the Bank and the matters are ongoing. In the event the Bank is found in any of these inquiries to have violated applicable laws or regulations, the Bank could become subject to legal and regulatory actions that may result in legal and reputation risk for the Bank.

Our international presence in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and further increases the risk of inquiries or investigations by regulatory and enforcement authorities. Presence in these jurisdictions also increases the complexity of our risks in various areas, including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. In addition, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of inquiries, examinations or investigations that could lead to proceedings against us or our employees.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Under such lending norms, banks also have sub-targets for lending to key segments or sectors. A proportion of 10.0% and 12.0% of adjusted net bank credit were required to be lent to small and marginal farmers and identified weaker sections of society, respectively, in fiscal 2026. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and set a target of 13.78% of adjusted net bank credit for this purpose for fiscal 2025, which has increased to 14.0% in fiscal 2026. In addition, 7.5% of adjusted net bank credit is required to be lent to micro-enterprises. The priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium-sized enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. These requirements and achievements are assessed considering the average of the outstanding balances at the quarter end. From fiscal 2022, the priority sector achievements are computed based on the weight assigned to the incremental priority sector credit in identified districts. The necessary adjustments for weight of districts and calculation of achievement are done by the Reserve Bank of India on the basis of data submitted by banks on a quarterly basis.

These requirements apply to ICICI Bank on a standalone basis. The Reserve Bank of India allows banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which helps reduce shortfalls in priority sector lending. These instruments are issued by banks that have a surplus in priority sector lending or any of its individual sub-segments and are purchased by banks having a shortfall, through a trading portal, without the transfer of risks or loan assets. The Bank also purchases priority sector lending certificates to meet directed lending requirements, the cost of which may vary based on the demand for and supply of such certificates. The fiscal 2026 achievement as a percentage of the adjusted net bank credit for agricultural sector was 17.8% against the requirement of 18.0%, sub-category within agricultural sector for non-corporate farmers was 13.7% against the requirement of 14.0% and for lending to weaker sections was 12.7% against the requirement of 12.0%.

The amount of any shortfall we may have in meeting the priority sector lending requirements, after taking into account any priority sector lending certificates purchased, may be required to be invested at any time, at the Reserve Bank of India’s directive, in Government of India schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. At March 31, 2026, our total investments in such schemes on account of past shortfalls were Rs. 103.7 billion. These investments count towards overall priority sector target achievement. Investments at March 31 of the preceding fiscal year are included in the adjusted net bank credit, which forms the base for computation of the priority sector and sub-segment lending requirements.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural and small enterprise sectors, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 1.8% in both fiscal 2024 and fiscal 2025 and 1.6% in fiscal 2026. In fiscal 2018 and fiscal 2019, some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes result in higher delinquencies, including in the farmer loan portfolio for banks, which may affect us. Under the Reserve Bank of India’s guidelines, these and other specified categories of agricultural loans are classified as non-performing when they are overdue for more than one year, as compared to 90 days for loans generally. Thus, the classification of overdue loans as non-performing occurs at a later stage with respect to these specified categories of agricultural loans as compared to the loan portfolio in general.

During fiscal 2026, following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of Rs. 12.83 billion in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. The Bank has undertaken an exercise to comprehensively review the current status of such loans with regards to their eligibility to be classified as agricultural priority sector lending. The Bank is in the process of completing this exercise and the additional standard asset provision will be reviewed on the completion of this exercise.

Going forward, growth in our domestic loan portfolio could lead to a significant increase in our priority sector lending target amounts. In case of the continuing shortfall in agriculture lending sub-targets and weaker section loans, the Bank may have to significantly increase the purchase of priority sector lending certificates. The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specify criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. See also “Supervision and Regulation—Regulations Relating to Loans and Advances—Directed Lending”. Any future changes by the Reserve Bank of India to the directed lending norms may result in an inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing assets.

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

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines in India, among other things, require a minimum common equity Tier 1 risk-based capital ratio of 5.5%, a minimum Tier 1 risk-based capital ratio of 7.0%, a minimum total risk-based capital ratio of 9.0% and a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. The Bank is also required to maintain a capital surcharge of 0.2% on account of being designated a domestic systemically important bank. The Basel III guidelines also establish eligibility criteria for capital instruments in each tier of regulatory capital, require adjustments to and deductions from regulatory capital, and provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2026 were: a common equity Tier 1 risk-based capital ratio of 16.25% and a total risk-based capital ratio of 17.05%.

The Reserve Bank of India has released guidelines on implementation of counter cyclical capital buffers, which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. This capital requirement would be determined based on certain triggers, such as a deviation of long-term average credit-to-GDP ratio, and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. The Reserve Bank of India has also issued a leverage ratio framework which is measured as the ratio of a bank’s Tier 1 capital to its total exposure. The Reserve Bank of India requires domestic systemically important banks, including us, to maintain a minimum leverage ratio of 4.0% and requires other banks to maintain a minimum leverage ratio of 3.5%. Applying the Prudential Norms on Capital Adequacy, our leverage ratio on a consolidated basis at March 31, 2026 was 10.8%.

Regulatory changes may impact the amount of capital that we are required to hold. The Reserve Bank of India has issued a revised direction on Capital Charge for Credit Risk under the standardized approach, which focuses on strengthening the standardized approach for credit risk capital computation by enhancing robustness, granularity and risk sensitivity for maintaining capital as well as convergence with the international standards. These directions will be effective from April 1, 2027. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we may be required to raise resources from the capital markets or divest our stake in one or more of our subsidiaries to meet capital requirements. The Reserve Bank of India regularly reviews our operations, and there can be no guarantee that it will agree with our internal assessments of capital adequacy. Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to us on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base or our inability to meet stakeholder expectations of the appropriate level of capital for us, while also meeting expectations of return on capital, may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. Debt and equity investors, rating agencies, equity and fixed-income analysts, regulators and others would likely expect us to maintain capital adequacy ratios well above the regulatory requirements, reflecting our position as a large private sector bank. There can be no assurance that we will be successful in raising capital when required or that the timing for accessing the market or the terms of any capital raised would be attractive, and these may be subject to various uncertainties including liquidity conditions, market stability, or political or economic conditions. If we are unable to raise enough capital to satisfy our regulatory capital requirements, we could be subject to restrictions on capital distributions and discretionary bonus payments, as well as other potential regulatory actions.

The Reserve Bank of India’s Prompt Corrective Action (“PCA”) framework for banks defines risk thresholds for indicators like capital adequacy, asset quality and leverage. The PCA framework also stipulates actions like restrictions on dividend distribution/remittance of profits, branch expansion, domestic and/or overseas expansions and capital expenditures other than for technological upgrades. At year-end fiscal 2026, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future.

Our insurance, banking and home finance subsidiaries are also subject to solvency and capital requirements imposed by the subsidiaries’ respective regulators. While we currently do not expect these entities to require significant additional equity capital, any requirement for ICICI Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress could impact our capital adequacy.

We are subject to liquidity requirements of the Reserve Bank of India as well as those of banking regulators in our overseas locations, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets or otherwise may impact our ability to grow and support our businesses.

The Reserve Bank of India has released guidelines on LCR requirements under the Basel III liquidity framework that require banks to maintain and report the Basel III LCR, which is a ratio of the stock of high-quality liquid assets to total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high-quality liquid assets and mandated a minimum LCR of 100.0%. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio (“NSFR”) for banks, which requires banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. There are similar requirements stipulated by regulators in most of our overseas locations, due to which we are required to maintain appropriate levels of liquidity in those geographies as well.

These liquidity requirements, together with the existing liquidity and cash reserve requirements, result in Indian banks, including us, holding high amounts of liquid assets, thereby impacting profitability. The Reserve Bank of India has issued LCR guidelines which require commercial banks to assign an additional 2.5% run-off factor for retail and small business deposits enabled with internet or mobile banking. These instructions came into force with effect from April 1, 2026.

Any reduction in our LCR or NSFR, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity or inability to access capital markets may limit our ability to grow our business or adversely impact our profitability and our future performance and strategy.

Further, any tightening of liquidity or volatility in international markets may limit our access to international funding markets, result in an increase in our cost of funding for our overseas branches and overseas banking subsidiaries and impact our ability to replace maturing borrowings and fund new assets.

Changes in the regulation and structure of the financial markets in India may adversely impact our business.

In recent years, the Indian financial markets have experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”.

Our subsidiaries and affiliates are also subject to similar risks. For instance, the Government of India’s tax policies generally influence the purchase of insurance and investment in mutual funds by customers. See also “—Risks relating to our insurance subsidiaries—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

The Reserve Bank of India has been permitting the entry of new players in the financial sector, including through issuing licenses for universal banks and small finance banks in the private sector under the continuous licensing policy and allowing financial technology firms (“fintechs”) and technology companies to offer payment and other financial services. The entry of new players has intensified competition which could impact our ability to capture business opportunities if we are not able to adapt our business strategy to new developments. See also “—Risks Relating to Our Business—Our industry is very competitive, and our strategy depends on our ability to compete effectively.”

In addition, changes in laws, regulations or policies, including changes in the interpretation or application of such laws, regulations or policies, may adversely affect the products and services we offer, the value of our assets or the collateral or contractual comforts available for our loans or our business in general. Changes in regulations, such as those relating to ownership, governance and corporate structure of private sector banks, management compensation, board governance, consumer protection, sustainable finance and risk management, may have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, increase competition or impact our overall growth and return on capital. We cannot predict future legal or regulatory changes. Any such regulatory or structural changes may result in increased expenses, including enhanced compliance costs, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities.

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

Further, while our overseas banking subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the past, such actions are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. Our international branches are also subject to respective local regulatory requirements, which may include requirements related to liquidity, capital, asset classification and provisioning.

Our subsidiaries are subject to supervision and regulation by various Indian financial sector regulators such as the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority of India and the Pension Fund Regulatory and Development Authority.

The SEBI, based on any observations reported in inspection reports or reports submitted by our asset management subsidiary or securities brokerage subsidiary, may take actions like issuing administrative warnings, show cause notices, penalties or initiating enforcement actions. Further, there could be claims from investors of the funds or the portfolios managed by our subsidiary, which would be determined in the court of law or by regulators and may impact the reputation and business of our subsidiary and us.

Our insurance businesses are subject to extensive regulation and supervision by India’s insurance regulator, IRDAI. Our insurance businesses have a large number of retail and corporate customers, from whom claims may arise, which could result in determinations by courts or regulators against our insurance businesses or us or our insurance businesses’ management and employees. IRDAI has the authority to specify, modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserves and issuance of new licenses, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities.

Further, our insurance subsidiaries are publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight.

Similarly, our pension fund management subsidiary, ICICI Pension Fund Management Limited (“ICICI PFM”) is subject to supervision and regulation by Pension Fund Regulatory and Development Authority (“PFRDA”).

There can be no assurance that increased regulatory scrutiny of our subsidiaries along with stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank. There could be instances where the regulator or government agency may find that we are not in compliance with applicable laws and regulations pertaining to listed companies or their relationship with the parent or other ICICI Group entities, or with their interpretations of laws, regulations or policies, and may take formal or informal actions against us and our subsidiaries or affiliates.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. Indian corporations have transitioned to Ind AS, a revised set of accounting standards, which largely converges the Indian accounting standards with International Financial Reporting Standards, as per the roadmap provided to the Ministry of Corporate Affairs, which is the lawmaking authority for adoption of accounting standards in India. Some of ICICI Group’s non-banking finance companies have transitioned to Ind AS. Currently, the implementation of Ind AS for banks has been deferred until further notice pending the consideration of some recommended legislative amendments by the Government of India. For insurance companies, Ind AS has been made applicable from April 1, 2026, with an option to the insurance companies to obtain a forbearance for a period of one year with prior approval of IRDAI. During fiscal 2023, the Reserve Bank of India issued a revised master directions on prudential norms on classification, valuation and operations of investment portfolio of commercial banks, broadly based on the principles of the International Financial Reporting Standard 9, which became effective April 1, 2024. In April 2026, the Reserve Bank of India, issued directions which introduced an expected credit loss framework for provisioning by banks, broadly based on the principles of the International Financial Reporting Standard 9, supplemented by regulatory backstops. The expected credit loss framework introduces a staging framework for asset classification while retaining an existing classification of non-performing assets and adoption of forward-looking provisioning. These directions also introduced minimum prudential floors to be maintained by banks in additions to provisions computed based on expected credit loss framework estimates. These directions shall come into force on April 1, 2027 and will likely increase provisioning requirements for banks. The Bank held contingency provisions of Rs. 131.0 billion at March 31, 2026. Adoption of these guidelines or any other guidelines proposed to be issued by the Reserve Bank of India, would have a significant impact on the way financial assets and liabilities are classified and measured, which may result in volatility in profit or loss and equity. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made. See also “Operating and Financial Review and Prospects—Convergence of Indian accounting standards with International Financial Reporting Standards”.

Risks relating to Our business

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.

In recent years, banks in India, including us, have focused on growing their retail and small business lending portfolios. While we expect the retail and small business segment to remain a key driver of growth, a slowdown in economic growth, investment, consumption or employment or any increase in unemployment, could have an adverse impact on the quality of our retail loan portfolio. As an example, following the outbreak of the first wave of the COVID-19 pandemic, the Government of India and the Reserve Bank of India announced several measures during fiscal 2021, including a moratorium on loan repayments for certain borrowers and an asset classification standstill benefit for overdue accounts where a moratorium had been granted, restructuring of loans to small borrowers, including individuals, small businesses and micro, small and medium enterprises (“MSMEs”), and funding under the Emergency Credit Line Guarantee Scheme for MSMEs and other stressed sectors. Our portfolio includes lending under the Emergency Credit Line Guarantee Scheme and loans where a resolution plan had been implemented and loans to borrowers who had availed moratorium, that may carry higher risks compared to our overall portfolio. The ongoing geopolitical tensions in West Asia since March 2026 have contributed to volatility and disruption in global supply chains, particularly in crude oil and related by-products, having potential direct and indirect implications on various sectors of the Indian economy and our borrowers businesses, impacting their ability to meet their obligations to lenders, including us. The Government of India has announced a new emergency credit line guarantee scheme in May 2026 to provide credit guarantee coverage to eligible enterprises, by extending support in terms of additional facilities enabling these entities to navigate any short-term liquidity mismatches. Lending under emergency credit line guarantee scheme that may carry higher risks relative to our overall portfolio and past performance may not be indicative for the future. See also “—Risks relating to India and other economic and market risks—A prolonged slowdown in economic growth in India could cause our business to suffer” and “—Risks relating to India and other economic and market risks—A significant change in the Government of India’s policies, including economic policies, fiscal policies and structural reforms, could adversely affect our business and the prices of our equity shares and ADSs”.

Recent advances in AI/machine learning, notably the emergence of large language models and of generative pre-trained transformers, have marked a leap in the ability of technology enabled solutions. Adoption of AI/machine learning in technology-driven sectors may lead to job losses resulting in an impact on asset quality of our retail portfolio.

If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing assets, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny and our reputation, our business, our financial performance and the prices of our equity shares and ADSs could be adversely impacted. The Bank held contingency provisions of Rs. 131.0 billion at March 31, 2026. There can be no assurance of the adequacy of these provisions, or the level of additional provisions that will be required.

Any adverse economic, technological, regulatory or legal developments or natural disasters like the COVID-19 pandemic could cause further increases in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio and business.

See also “—Risks relating to our business—Our loan portfolio includes exposures such as long-term project finance loans, real-estate-linked loans and commodity sector loans, which are particularly vulnerable to risks such as completion risk, commodity price cycle risk and other related risks” and “—Risks relating to our business—We have a concentration of loans to certain customers, borrower groups and sectors, and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected”.

Our loan portfolio includes exposures such as long-term project finance loans, real-estate-linked loans and commodity sector loans, which are particularly vulnerable to risks such as completion risk, commodity price cycle risk and other related risks.

The viability of the projects that we have financed depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the governments or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio. Our loans to the power sector as a proportion of total loans declined from 0.9% at March 31, 2025 to 0.8% at March 31, 2026. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. In addition, power projects inherently have high leverage levels. The Reserve Bank of India has issued directions on financing of projects in infrastructure and non-infrastructure, including commercial real estate and commercial real estate-residential housing, which inter alia requires rationalization of standard asset provisioning requirement to 1.0% for projects under construction and shall gradually increase for each quarter of `date of commencement of commercial operations' deferment. These directions shall come into force with effect from October 1, 2025.

Our loan portfolio includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel and other metals and mining, which are subject to similar and additional risks, as well as global commodity price cycles. Further, the growing focus on climate change and national commitments towards a low-carbon economy may impact the flow of capital to specific sectors and could lead to structural shifts in these sectors, and the overall economy. It is difficult to assess the impact of these changes, which can expose us to new risks and challenges in managing the loan portfolio.

Our portfolio includes buy-out/purchases of retail asset pools of home finance companies and non-banking finance companies that may expose us to additional risks, including the failure of the underlying borrowers to perform as anticipated, risks arising out of weaknesses in the financial position or operations of the originators, who are generally responsible for collections and servicing and additional mark-to-market provisions where the purchases are structured as securitized instruments classified as investments. In addition, challenges in certain sectors like real estate, such as the inability of real estate developers to complete or deliver residential properties for which we have provided loans to customers, may impact the repayment behavior of customers and result in higher delinquencies and non-performing assets.

We have a concentration of loans to certain customers, borrower groups and sectors, and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

Our loans and advances to the retail segment constituted 51.3% of our gross advances (gross loans) at March 31, 2026. Our gross loans and advances at March 31, 2026 were 7.3% to the wholesale/retail trade sector, 6.3% to the rural finance segment, 4.9% to the services-finance sector, 2.3% to the infrastructure sector (excluding power) and 0.8% to the power sector.

Banks are subject to the Reserve Bank of India’s framework for large exposures, which places limits on exposure of banks to a single counterparty and a group of connected counterparties. As per this framework, the sum of all exposure values of a bank to a single counterparty must not exceed 20.0% of the bank’s available eligible capital base (i.e., Tier 1 capital) at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not exceed 25.0% of the bank’s available eligible capital base at all times. At year-end fiscal 2026, our largest single counterparty accounted for

16.1% of our Tier 1 capital. The largest group of connected counterparties accounted for 16.2% of our Tier 1 capital.

Our focus on controlling concentration risk may restrict our ability to grow our business with some customers, thereby impacting our earnings. There can be no assurance that we will be successful in controlling concentration risk or will be able to successfully grow our operating profits while controlling non-performing assets and provisions.

The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us, which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

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

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged by borrowers/security providers in courts of law) or otherwise by an application to an Indian court or tribunal. An application or a legal challenge to the foreclosure undertaken directly may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral.

Corporate borrowers may voluntarily or by creditor action be admitted to the insolvency resolution process under the Insolvency and Bankruptcy Code, 2016 (“Code”). During the period of resolution under the Code, there is a moratorium on foreclosure and other recovery proceedings by the lenders against the borrower.

The Code provides for a time-bound mechanism to resolve stressed assets. Further, the Reserve Bank of India’s prudential framework for resolution of stressed assets. A few large accounts have been resolved under the Code. However, since the process was evolving, there were uncertainties and delays in the resolution of accounts referred under the Code. The process of resolution of accounts referred under the Code is still evolving, with amendments being incorporated into the framework through both legislation and judicial decisions from time to time. Through the Insolvency and Bankruptcy Code (Amendment) Act, 2026, amendments have been introduced in the Code to improve its operation, enhance its effective implementation by reducing delays, maximizing value for all stakeholders, and improve governance of all processes under the Code. Should the resolution of accounts not be achieved and the borrowers go into liquidation, the market value of the collateral may decrease and adversely impact the recovery of dues by lenders. There can be no assurance of the level of recovery, even in cases where a resolution is achieved.

Further, the Reserve Bank of India’s prudential framework for resolution of stressed assets requires banks to implement a plan to resolve any overdue account within stipulated and may include legal proceedings for insolvency or recovery.

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

Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed-income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

Interest rates in India are impacted by a range of factors, including inflation, fiscal deficit and government borrowing, monetary policy and market liquidity. Due to the reserve requirements of the Reserve Bank of India, we may be more structurally exposed to interest rate risk than banks in other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed-income Government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on government securities reduces our realized and marked-to-market gains and the value of our fixed-income portfolio. The requirement to maintain a large portfolio of government securities and other liquid assets to comply with reserve requirements and the LCR also has a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. A slower growth in low-cost deposits in the form of current and savings account deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. Introduction of higher deposit interest rates by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive and this could adversely impact our cost of funds.

The Reserve Bank of India mandates the linking of interest rates on new floating rate retail loans and floating rate loans to micro and small enterprises, and floating rate loans to medium enterprises, to an external benchmark. Since our funding is primarily fixed rate, volatility in external benchmarks that underly loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in external benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin. At year-end fiscal 2026, approximately 56.0% of the Bank’s domestic loan portfolio was linked to external benchmarks.

We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries and affiliates, including ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, which have a portfolio of fixed-income securities, and ICICI Securities Primary Dealership Limited, which is a primary dealer in Government of India securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks relating to India and other economic and market risks—A prolonged slowdown in economic growth in India could cause our business to suffer.”

High and increasing interest rates or greater interest rate volatility and differential movement between external benchmarks underlying loan pricing and our cost of funding may adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations, the value of our fixed-income securities portfolio and the operations of certain of our subsidiaries. On the other hand, lower interest rates may impact margins, given the competitiveness in mobilizing deposits could entail keeping deposit rates at an attractive level.

Our inability to effectively manage credit, market or liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because, in a difficult or less liquid market environment, other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit or operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, some derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions and our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify and mark-to-market changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses. The risk of future pandemics, climate change, geopolitical conflicts, energy and supply chain related issues and related economic disruption have significantly complicated risk management for banks, including us, and we may not be able to effectively mitigate the changes in our risk exposures. See also “—Risks relating to our business—There is operational risk associated with the financial industry, which, when realized, may have an adverse impact on our business”.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks relating to India and other economic and market risks—Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. We are rated by certain Indian rating agencies, which include CRISIL, CARE and ICRA, with a long-term rating of AAA and a stable outlook. However, there is no assurance that we will always be able to maintain the highest rating and any significant decline in our business or capital position or increase in non-performing assets could impact our rating or outlook. Any reduction in or withdrawal of our ratings may increase our borrowing costs, limit our access to capital markets or adversely affect our ability to sell or market our products, engage in business transactions, particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This could reduce our liquidity and negatively impact our operating results and financial condition. For more information, relating to our ratings, see also “Business—Risk Management—Market Risk—Liquidity Risk.”

Our funding is primarily short-term, and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits, including current and savings account deposits, term deposits from retail customers, term deposits from corporate customers and interbank deposits. Our customer deposits generally have a maturity of less than two years with an option of early withdrawal before contractual maturity. A large portion of our assets have medium- or long-term maturities, creating the potential for funding mismatches. For instance, our mortgage loans and corporate term loans typically have longer-term maturities compared to our funding profile.

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

We are regularly assessed by the Government of India’s tax authorities, and, on account of outstanding tax demands, we have included in our contingent liabilities Rs. 148.5 billion in additional taxes in excess of our provisions as of March 31, 2026. These additional tax demands mainly relate to income tax, service tax, goods and services tax, sales tax and value added tax and do not include further disputed tax assessments considered as remote. These further disputed tax assessments, where the possibility of liability arising has been considered remote, amounts to Rs. 67.7 billion, of which: Rs. 39.9 billion has been considered remote, based on favorable Supreme Court of India/High Court decisions in our own or other similar cases and mainly relates to disallowance of provision for insurance claims, disallowance for non-deduction of tax on certain expenses, disallowance of exempt income, tax on bad debts written off, broken period interest and penalties levied; and Rs. 27.8 billion has been considered remote, based on internal assessment and relates to non-payment of goods and services tax on co-insurance premium, re-insurance commission, motor salvage and reimbursement, and errors requiring rectification by tax authorities. See also “Business—Legal and Regulatory Proceedings”. Further, we are subject to various ongoing inquiries by the tax authorities through investigations and notices that mainly consist of levy of goods and services tax on services provided by the Bank to customers maintaining specified minimum balances in their deposit accounts and denial of input tax credit availed and utilized on certain expenses pertaining to advertisement and manpower services by ICICI Prudential Life Insurance Company Limited. This is an industry-wide issue, and ICICI Group is contesting its potential liability with the tax authorities. Tax-related inquiries are usually not included in contingent liabilities as the demanded amount is not yet established. However, we believe that, based on judicial precedent, such proceedings will not be upheld by judicial authorities.

We have contested all of these issues, which are the subject matter of investigations initiated or unfavorable orders issued by the tax authorities. While we expect that no additional liability will arise out of these matters based on our consultations with tax counsel, favorable decisions in our own and other cases and as per an internal assessment conducted by ICICI Group, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the prices of our equity shares and ADSs.

Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers and expose us to litigation or regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, specific credit exposures, the level of non-performing assets, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information and actions taken by government, regulators, investigative agencies, courts and community organizations in response to that conduct. Being a large financial services organization, we are exposed to media coverage and public scrutiny of our business practices, our Board, key management personnel, policies and actions. Although we take steps to minimize reputation risk in dealing with such events, we are inherently exposed to this risk.

Any additional unfavorable publicity may adversely impact investor confidence and affect the prices of our equity shares and ADSs. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks, including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest, which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation, claims or disputes by customers, counterparties or other constituents across our businesses.

The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.

The loan portfolios of our international branches and banking subsidiaries include foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) and their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks, including the failure of the acquired entities to perform as expected and our relative inexperience in various aspects of the economic and legal framework in overseas markets. We are, through our international branches and banking subsidiaries, also exposed to a variety of credit risks in local markets where our expertise and experience may be limited. Our international profile has also increased the complexity of our risks in several areas, including price risks, currency risks, interest rate risks, compliance risks, regulatory and reputational risks and operational risks. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements, and it may not be possible to predict the timing or nature of such changes. See also “—Risks that arise as a result of our presence in a highly regulated sector—The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.” Business opportunities in these jurisdictions will also determine the growth in our operations.

Global developments, including tariffs and other trade disputes, could impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in those countries. Our international branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property-backed lending and insured and other mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. Our international branches and banking subsidiaries have also made investments in bonds, certificates of deposit, mortgage-backed securities, treasury bills and asset-backed commercial paper.

Our international business strategy additionally focuses on the non-resident Indian community and on India-linked business. Our overseas banking subsidiaries will continue to serve local markets selectively with a focus on risk mitigation and granularity of business. There can be no assurance of our successful execution of this strategy. Moreover, the risk of future pandemics and financial crises may also increase challenges for our international branches and banking subsidiaries. If we are unable to manage these risks, our business would be adversely affected. The classification of the loan portfolio of our international branches and banking subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The growth of our retail, rural and small business loan portfolios expose us to increased risks within India, including higher levels of non-performing assets in our unsecured retail credit portfolio, increased operational, fraud, regulatory and legal risks. We continue to focus on scaling up our retail lending volumes and have seen an increase in our retail unsecured portfolio and our lending to small businesses and entrepreneurs. Retail lending, including unsecured retail credit, has been an important driver of growth for the Indian banking system. We have also entered into partnerships with technology companies with large customer bases to offer co-branded credit products and non-banking financial companies for co-origination and/or purchases of loans. We intend to continue to pursue similar partnerships.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity, including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our income streams and ability to grow our business. Our fee income from distribution of third-party financial products is dependent on applicable regulations, the demand for these products and our distribution strategy for banking and third-party products.

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

Further, technology innovations in mobility and digitization of financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. The emergence of new platforms, operating models and types of banks or other entities offering digital banking solutions, are trends that could increase competitive pressures on banks, including us. Innovations in the payments system and increasing use of mobile banking are leading to the emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. Non-financial companies, particularly international technology companies, including large e-commerce players and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and other services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India and compete with us. Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models that may result in a loss of market share, reduced profitability or both for existing players. There is no assurance that we will be able to continue to respond promptly to new technological developments and be able to participate in new market opportunities or dedicate resources to upgrade our systems and compete with new players entering the market. See also “—Risks relating to technology—The growing use of technology in banking and financial services creates additional risks of competition, reliability and security”.

We face competition from non-banking finance companies that are lending in segments in which banks also have a presence, including home loans and vehicle loans. Their presence in the market may grow during periods when banks are unable to grow their advances due to challenges and stress in other businesses. There is no assurance that we will be able to effectively compete with these non-banking finance companies at all times. Further, changes in the banking sector structure due to consolidation and entry of new competitors may lead to volatility and new challenges and may increase pressure on banks to remain competitive.

Any changes in the banking structure in India, including the entry of new banks, greater competition between existing players and improvement in the efficiency and competitiveness of existing banks, may have an adverse impact on our business. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns, and this may adversely impact our business. See also “Business—Competition”.

In our international operations we also face competition from the full range of competitors in the financial services industry, both Indian and foreign banks and non-banks. We remain a small to mid-size player in the international market and many of our competitors have resources much greater than our own.

There is operational risk associated with the financial industry, which, when realized, may have an adverse impact on our business.

Like all financial institutions, we are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including non-compliance with internal processes, clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast-changing environment, and management as well as our regulators are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail, small business and rural lending, our international business and our insurance businesses, and our extensive use of digital technology, expose us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. Our inability to manage operational risk and ensure the resilience of our systems and infrastructure may lead to regulatory actions against us. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of those products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over time. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence on automated systems to record, process, monitor or review transactions may further increase the risk that technical system flaws, employee tampering, manipulation of those systems and deficiency in access control management will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, including computer viruses or electrical or telecommunication outages, which may give rise to deterioration in customer service or loss or liability to us.

We also outsource some functions, like collections, sourcing of retail loans and management of ATMs, to other entities and hence we are also exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us or will be subject to the same risk of fraud or operational errors by their respective employees as we are, and to the risk that our or our vendors’ business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate or could be circumvented, thereby causing delays in detection or errors in information. We are also exposed to operational risks from transactions with other financial institutions and intermediaries. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies, we have suffered losses from operational risk. There can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties.

In addition, regulators or governmental authorities or courts may also hold banks, including us, liable for losses on account of customer errors such as inadvertent sharing of confidential account related information. There are inherent limitations to the effectiveness of any system, especially of controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast-changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “Business—Risk Management—Market Risk—Operational Risk”.

Our failure to establish, maintain and apply adequate internal controls over financial reporting could have a material adverse effect on our reputation, business, financial condition or results of operations.

We are responsible for establishing and maintaining adequate internal controls over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by the SEC and applicable GAAP. Our management is required to assess the effectiveness of our internal controls over financial reporting and disclose whether such internal controls are effective. Our independent registered public accounting firm must conduct an audit to evaluate and render an opinion on the effectiveness of our internal control over financial reporting. See “Management—Summary Comparison of Corporate Governance Practices—Management’s Report on Internal Control Over Financial Reporting”.

We have established internal controls over financial reporting and policies and procedures for evaluating those controls to provide reasonable assurance of the reliability of our financial reporting and the preparation of financial statements. However, these controls may fail to prevent or detect errors. Any evaluation of effectiveness of future periods is subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. To the extent any issues are identified through the foregoing processes, there can be no assurance that we will be able to resolve them in a timely manner or at all. If this occurs, our reputation may be damaged, which could lead to a decline in investor confidence in us and may adversely affect our business, financial conditions and results of operations.

We and our customers are exposed to fluctuations in foreign exchange rates.

Certain of our borrowers enter into derivatives contracts to manage their foreign exchange risk exposures. Volatility in exchange rates may result in increased mark-to-market losses in derivatives transactions for our clients. Upon the maturity or premature termination of the derivatives contracts, these mark-to-market losses become receivables owed to us. Consequently, we are exposed to various kinds of risks, including credit risk, market risk and exchange risk.

Exchange rates are impacted by various factors, including volatility of international capital markets, geopolitical events, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. Rising volatility in capital flows due to, for example, changes in monetary policy in the United States or other economies, a reduction in risk appetite or increase in risk aversion among global investors may reduce global liquidity, and may impact the Indian economy and financial markets.

During fiscal 2026, the rupee depreciated by 10.9% from Rs 85.46 per U.S. Dollar at March 31, 2025 to Rs. 94.83 per U.S. Dollar at March 31, 2026. The U.S. Dollar has remained stronger owing to expectations of U.S. rates remaining higher for a longer period. Apart from this, ongoing capital outflows from October 2024 onwards have led to persistent depreciation pressure in the rupee. See also “—Risks relating to India and other economic and market risks—Any adverse impact on India’s external trade account due to continued elevated prices of oil and other petroleum products, or any widening of the current account deficit, outflow of foreign capital or exchange rate volatility, could adversely affect the Indian economy, which could adversely affect our business”.

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

Further, any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate, may result in a decline in India’s foreign exchange reserves, reduced liquidity and higher interest rates in the Indian economy. Prolonged periods of volatility in exchange rates, reduced liquidity and high interest rates could adversely affect our business, our financial performance and the prices of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged.

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

We may also increase or reduce our shareholding in our subsidiaries and affiliates, or divest other existing businesses wholly or partially, for a variety of reasons, including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. Mergers and acquisitions by our subsidiaries could lead to reduction in our shareholding in such subsidiaries (including to below majority ownership in certain subsidiaries), and, under applicable laws, may require us to reduce our shareholding to 30.0% or less unless we receive regulatory and governmental approval to maintain a higher level of shareholding, which may be subject to various conditions, including divestment to the required level of 30.0% within a specified timeframe.

During fiscal 2022, following the completion of an all-stock merger by ICICI Lombard General Insurance Company Limited, the Bank’s shareholding in ICICI Lombard General Insurance Company Limited decreased to 48.1%. During fiscal 2024, the Bank had acquired an additional stake in ICICI Lombard General Insurance Company Limited, resulting in an increase in our shareholding to more than 50.0%. In June 2023, the Board and ICICI Securities Limited’s board of directors approved a scheme of arrangement for the delisting of equity shares of ICICI Securities Limited (“Delisting Scheme”). With effect from March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank and has been delisted from the stock exchanges. The Bank allotted its equity shares to the public shareholders of ICICI Securities Limited, as provided in the Delisting Scheme. In February 2025, the Bank’s joint venture partner, Prudential Corporation Holdings Limited (“PCHL”), made an announcement regarding a potential listing of and partial divestment of its stake in ICICI Prudential Asset Management Company Limited. ICICI Prudential Asset Management Company Limited completed the listing through the initial public offering of equity shares by way of Offer for Sale by PCHL. The Bank also purchased 2% additional shareholding in ICICI Prudential Asset Management Company Limited from PCHL, primarily towards maintaining the Bank’s majority shareholding in the event of grant of stock-based compensation by the ICICI Prudential Asset Management Company Limited. On January 12, 2026, the Bank executed a share purchase agreement with ICICI Prudential Life Insurance Company Limited and ICICI Prudential Pension Funds Management Company Limited and acquired 100% shareholding in ICICI Prudential Pension Funds Management Company Limited, which is now a wholly-owned subsidiary of the Bank. The Board, at its meeting held in February 2026, approved purchase of up to 2.0% additional shareholding in its subsidiary, ICICI Prudential Life Insurance Company Limited, primarily towards maintaining the Bank’s majority shareholding in the event of exercise of stock-based compensation of ICICI Prudential Life Insurance Company Limited. The Bank has received the Reserve Bank of India approval in this regard. See also “—Business—Investment Banking”, “—Business—Private Equity”, “—Business—Asset Management” and “—Business—Insurance”.

PCHL entered into definitive agreements on May 17, 2026, pursuant to which PCHL has agreed to acquire a 75% stake in Bharti Life Insurance Company Limited, subject to receipt of applicable regulatory approvals and satisfaction of certain conditions. Consequently, ICICI Prudential Life Insurance Company Limited has applied to the IRDAI for the reclassification of PCHL from “promoter” to “investor”, along with a proposal to change the name of the company from ‘ICICI Prudential Life Insurance Company Limited’ to ‘ICICI Life Insurance Limited’. See also “Note 21(c) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes for disclosure on accounting treatment under U.S. GAAP”, “—Business—Insurance” and —Risks relating to our insurance subsidiaries— While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

In fiscal 2026, the Reserve Bank of India released directions covering forms of business by the banks. As a principle, any form of business must be undertaken by one entity in an entire banking group. However, if a bank undertakes a form of business through more than one entity in a banking group, it must be done so with a proper rationale, such as business segmentation or specialization, and duly approved by bank’s board of directors. The directions are effective from April 1, 2026. The Bank has obtained the necessary approvals from its Board to ensure compliance with the guidelines and has also submitted the rationale to the Reserve Bank of India explaining the manner of compliance for relevant activities and entities. In the event that the Reserve Bank of India takes a different view or provides further direction, the Bank may be required to undertake and implement further changes to ICICI Group activities.

Any future mergers, acquisitions or takeovers, whether by us or our subsidiaries, may involve a number of risks that may include the possibility of a deterioration of asset quality, quality of business and business operations, financial impact of employee related liabilities, changes in economic and financial market conditions or the diversion of our management’s attention required to integrate the acquired business. Other risks may include the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets. We are also at risk of liabilities, including any ongoing litigation, claims or disputes concerning such merger, acquisition or takeover, with its shareholders, share capital or its legal and regulatory compliance obligations or practices. Some or all of these risks could have an adverse effect on our business or that of our subsidiaries.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information,and with respect to financial statements, on reports of their independent auditors. For instance, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to applicable GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with applicable GAAP or other information that is materially misleading. According to data published by the Reserve Bank of India, there is an increasing trend in frauds reported in the Indian banking sector, and the composition of the fraud amount reported is largely dominated by frauds related to loans and advances. In addition, our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited, relative to what is typically available for similar borrowers in developed economies with more established nation-wide credit bureaus. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our financial performance and the prices of our equity shares and ADSs.

We and the other entities in ICICI Group, or our or their directors or officers, are often involved in civil and criminal litigation in India and in the other jurisdictions in which we operate for various reasons, which generally arise because we seek to recover amounts due from borrowers or because customers seek claims against us or disputes may arise in connection with financial services. In certain instances, former employees have instituted legal and other proceedings against us. The majority of these cases arise in the normal course of business, and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or prices of our equity shares and ADSs. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible, but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. Whenever we consider it appropriate and the legal or regulatory guidelines so permit, we may seek to settle or compound legal or regulatory proceedings through consensual process with the concerned claimant or regulator, which may entail monetary payment or receipt or agreeing to non-monetary terms. When there is only a remote risk of loss, we do not recognize a provision, nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in, or the outcomes of any of the litigation or other proceedings or of any settlement or compounding of legal or regulatory proceedings in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

See also, “—Risks relating to our business—A determination against us in respect of disputed tax assessments may adversely impact our financial performance.” and “Business—Legal and Regulatory Proceedings”.

We continue to expand our branch network and any inability to use these branches productively may have an adverse impact on our growth and profitability.

The Bank’s branch network in India increased from 6,983 branches at March 31, 2025 to 7,511 branches at March 31, 2026. Although we plan to leverage our extensive geographical reach to support growth in our business, our new branches typically operate at lower productivity levels, as compared to our existing branches. See also “—Risks relating to our business—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve

Bank of India and could face integration and other acquisitions risks”. We also have a substantial branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Any inability to achieve or substantial delays in achieving desired levels of deposits, advances or revenues from the new branches would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

We depend on the knowledge and skills of our senior management. Any inability to attract them and retain them and other talented professionals or any loss of senior management or other talented professionals may adversely impact our business.

Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals. This is a key element of our strategy, and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations, continuity in the service of our directors, executives and senior managers, and our ability to attract and train young professionals.

The appointment of individuals in certain positions is subject to regulatory and shareholder approvals. Any stringent requirements by our regulator for appointing key members in the management may require us to reorganize our management structure and may affect our ability to identify, hire and appoint suitable professionals for various roles.

The loss of any member from our senior management, including directors and key personnel, can have a material impact on our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs. If we or one of our business units or other functions fail to staff operations appropriately or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition or results of operations, including our controls related to operational risks, may be adversely affected. Likewise, if we fail to attract, appropriately train, motivate or retain young professionals or other talent, our business may likewise be affected. We have recently made several changes to our human resource management practices, including key performance indicators, unit-level operating flexibility and accountability and a shift from grades to functional designations at senior levels, aimed at promoting greater agility and synergy across the organization. There can be no assurance that these measures will be successful in meeting the desired objectives.

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

Our business and operations are heavily dependent upon our ability to offer digital products and services and process large volumes of transactions. This has increased our reliance on technology in recent years. Technology innovations in financial services require banks and financial services companies to continuously develop new and simplified models for offering banking products and services. See also “—Risks relating to our business—Our industry is very competitive, and our strategy depends on our ability to compete effectively.”

The growing demand for digital banking services has substantially increased the volume of transactions for the banking system. This has required banks to enhance their focus on the availability and scalability of their systems in the context of growing customer dependence on digital transactions and increasing volumes of such transactions and may require additional investments. The increasing adoption of cloud-based services, open application programming interface (“APIs”) digital ecosystems and third-party technology arrangements may further increase operational, cybersecurity, data privacy and concentration risks. Any disruption in service delivery could impact our business, our financial position or our reputation, and may lead to regulatory action, including imposing restrictions on our business. Increasing regulatory expectations relating to cybersecurity, operational resilience, data protection and privacy may also require additional investments in technology, resilience capabilities and continuous enhancements to governance, monitoring and compliance frameworks.

The emergence of technologies including, AI and generative AI, presents both potential risk and opportunities. Our failure to appropriately respond to these emerging technologies may adversely impact our business, financial results, our shareholders’ equity, the prices of our equity shares and ADSs.

We face security risks, including denial of service attacks, misuse of privilege access by insiders, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and creating significant legal and financial exposure.

Our businesses rely on our secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks and in the computer and data management systems and networks of third parties. To access our products and services, our customers may use personal smartphones, tablets, laptops, PCs, and other mobile devices that are beyond our control and subject to their own cybersecurity risks. Given our reliance and focus on technology and presence in diverse geographies, our technologies, systems, networks, and our customers’ devices are subject to security risks and are susceptible to cyber-attacks (such as, denial of service attacks, hacking, terrorist activities or identity theft) that could negatively impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause direct loss of money to our customers or to us, damage to our reputation and adversely impact our business and financial results. Third parties with which we do business or that facilitate our business activities could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, advanced threats from large language models, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of third parties, damage our systems or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. There are multiple employees (including outsourced employees) of the Bank who are provided privileged access to various IT systems. We have a defined process for granting employees access to our IT systems, which is reviewed periodically by the respective supervisors. However, any large-scale malicious activity by these employees (e.g., deletion of critical data, updating of malicious patches) may result in prolonged outage in the critical services of the Bank. This could result in loss of trust of depositors, leading to a widespread loss of depositor confidence and withdrawal of funds. Like many other large global financial institutions, we have experienced attacks pertaining to distributed denial of services, which were intended to disrupt customer access to our main portal. While our monitoring and mitigating controls were able to detect and effectively respond to such incidents, there can be no assurance that these security measures will be successful in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We have a governance framework in place for security and have implemented information security policies, procedures and technologies. We continue to enhance our cybersecurity governance framework through periodic risk assessments, threat intelligence, vulnerability management, incident response testing and employee awareness programs. However, considering that technology is currently in a phase of rapid evolution and that the methods used for cyber-attacks are also changing frequently or, in some cases, are not recognized until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. Cyber threats are rapidly evolving, and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase as we continue to expand our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Some of the newer technologies like AI and quantum computing solve problems that are too complex for classical computers. Large scale AI disruptions have the potential to improve technological advantages by swiftly processing data through real-time analytics, ultimately leading to enhanced customer experience, optimized operations and predictive risk analysis. However, cyber-attacks using AI technology present a substantial threat due to their ability to identify vulnerabilities faster using sophisticated attack methods and adapt real-time, evading traditional security measures. Encryption tools are used to secure online communications between parties from any possible attackers. Newer technologies could pose a threat to the existing encryption protocols and could lead to unauthorized access to internal data.

Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and “spear phishing” attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner. We also face cybersecurity risks which could result in direct loss of money of the Bank and/or its customers due to cyber-attacks, potentially resulting in penalties and restrictions on business as well as reputational risks for the Bank.

We also face indirect technology, cybersecurity and operational risks related to clients and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including financial counterparties, regulators and providers of critical infrastructure such as internet access and electrical power. Cyber-attacks may also target critical infrastructure providers, software supply chains, cloud environments and third-party service providers, which could adversely impact our operations, customer services, data integrity and regulatory compliance obligations. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure, cyber-attack or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation, interconnectivity and complexity increases the risk of operational failure, on both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis.

Any third-party technology failure, cyber-attack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to facilitate transactions, service our clients, manage our exposure to risk or expand our business. Cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. The rapid evolution of fraud techniques, including AI-enabled impersonation, deep-fakes and social engineering attacks, could increase the risk of unauthorized transactions, customer fraud and reputational harm. A successful penetration or circumvention of our system security could cause serious negative consequences, including our loss of customers and business opportunities, costs associated with maintaining business relationships after an attack or breach; significant business disruption to our operations and business, misappropriation, exposure, or destruction of our confidential information, intellectual property, funds, and/or those of our customers; or damage to our computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition.

Our customers could also be exposed to increased phishing and vishing attacks that could result in a financial loss to them, and in turn lead to claims for compensation from the Bank or reputation loss for the Bank.

System failures or system downtime could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Increasing dependence on digital channels and interconnected systems may also heighten the impact of technology outages, cyber incidents or disruptions affecting critical vendors, payment infrastructure or telecommunications networks. Our business, financial, accounting, data processing systems or other operating systems or facilities may stop operating properly or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases, pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system downtime or failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. If our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and actions and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.”

Risks relating to our insurance subsidiaries

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make further investments in these companies as required may adversely impact our business and the prices of our equity shares and ADSs.

At March 31, 2026, we owned 50.9% of the equity shares of our life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, and 51.3% of the equity shares of our general insurance subsidiary, ICICI Lombard General Insurance Company Limited.

Although our insurance businesses are profitable, and we currently do not anticipate that they would require capital, additional capital may be required to support the business, which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth or changes in loss experience and actuarial assumptions. See also “—Risks relating to our insurance subsidiaries— Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information” and “—Risks relating to our insurance subsidiaries—Loss reserves for our general insurance subsidiary’s business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.” Our insurance subsidiaries may also explore mergers and acquisitions which may lead to possible issuance of equity shares. Issuance of additional equity shares for these or any other reasons would reduce our shareholding unless we invest additional capital in these businesses. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s and various other regulations on capital adequacy and guidelines on financial services provided by banks that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India and/or other regulators or government institutions, as applicable.

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

The Indian life insurance sector has experienced significant regulatory changes over the years. See also “Supervision and Regulation—Regulations Governing Insurance Companies”. Future regulatory changes, if any, apart from impacting the business strategy, may also impact the profit margins of life insurance products. Our life insurance subsidiary’s growth and profitability depend on various factors, including the mix of products in its portfolio, its relationship with various distribution partners, regulatory changes and market movements. ICICI Bank is a corporate agent of its insurance subsidiary and accounts for less than 15.0% of the business volumes of its life insurance subsidiary based on annualized premium equivalent for fiscal 2026. The life insurance subsidiary’s business is well-diversified across its product mix and distribution mix. While the subsidiary has been making profits since fiscal 2010, there can be no assurance of the continued growth of the subsidiary’s business and profitability, including the business generated by the Bank.

We conduct our general insurance business through our general insurance subsidiary, ICICI Lombard General Insurance Company Limited. ICICI Lombard General Insurance Company Limited’s growth, profitability and return on equity depends on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners/intermediaries and credit-worthy reinsurers, continuation of support by the Government of India of certain insurance schemes to the extent applicable, maintenance of continued reputation and goodwill with customers including well-managed customer concentration risk, regulatory changes and their compliance/implications, climate change factors, changes to tax positions or judgements/tax orders, minimization of losses attributable to internal and external frauds and market movements. There can be no assurance of the future rates of growth, solvency and profitability in the insurance business and various global geopolitical environments and considerations may also influence the same, amongst other pertinent internal and external factors. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make further investments in these companies as required may adversely impact our business and the prices of our equity shares and ADSs.” and “Supervision and Regulation—Regulations Governing Insurance Companies.”

Further, IRDAI has from time to time proposed changes to the regulations governing the distribution of insurance products by corporate agents, including banks. Any future regulatory changes or restrictions may require our insurance subsidiaries to change its distribution strategies, which, amongst other factors, may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of its products and the associated fee income. A slowdown in growth in the Indian economy, the impact from any future catastrophes and epidemics or pandemics, any adverse impact from regulatory changes in future or customer dissatisfaction with our insurance products including lack of required innovation in products could adversely impact the future growth of these businesses. See also “—Risks that arise as a result of our presence in a highly regulated sector— The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal”. Any slowdown in these businesses could have an adverse impact on our business and the prices of our equity shares and ADSs.

In May 2026, the Ministry of Finance amended the rules allowing to raise the Foreign Direct Investment (“FDI”) ceiling under automatic route in Indian insurance companies from 74% to 100%. This regulatory change may increase foreign investment in Indian insurance companies and lead to consolidation and/or change in ownership in the sector. This may also impact the way Indian insurance company does business in India including business strategy, managerial skills and practices, technology advancement etc. and thereby may increase competition in future affecting profitability and growth in the insurance sector. Any such changes could have an adverse impact on our business and the prices of our equity shares and ADSs. See also “Business– Overview of Our Products and Services – Insurance”.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves and computing other actuarial information may differ from actual experiences. These assumptions, including the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed-income and other categories, persistency, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels, may be incorrect. In addition, there is a risk that the model used to estimate life and health insurance reserves based on such assumptions may be incorrect.

Our life insurance subsidiary monitors its actual experience of these assumptions and if any deviation from assumption is expected to continue in the longer term, it refines its long-term assumptions. Changes in any such assumption may lead to changes in the estimates of life and health insurance reserves and other actuarial information. Such changes may also impact the valuation of our life insurance subsidiary by existing or potential investors, and the valuation at which any future monetization of our shareholding in the life insurance subsidiary may take place, if at all.

While our life insurance subsidiary monitors its experience and assumptions, events such as the COVID-19 pandemic are not anticipated in setting life insurance reserves. Higher claims due to any such pandemic in the future can have an adverse impact on the earnings and net worth of the subsidiary.

Loss reserves for our general insurance subsidiary’s business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary.

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance company establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. The estimation of the loss reserves relies on several key actuarial steps and assumptions, for example, selection of the actuarial methods by line of business, groupings of similar product lines and determination of underlying actuarial assumptions like expected loss ratios, loss development factors and loss cost trend factors. Such estimates are made on both a case-by-case basis of claims that have been reported but not settled, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

Reserves are subject to change due to a number of variables that affect the ultimate cost of claims, such as changes in claims handling procedures, legal environment, social attitudes, results of litigation, costs of repairs, changing trends in medical costs, minimum wages and other factors including, changing trends in inflation and exchange rates. Our general insurance company’s reserves for environmental and other latent claims are particularly subject to such variables. The results of operations of our general insurance company depend significantly upon the extent to which its actual claims experience is consistent with the assumptions it uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that its actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, it may be required to increase its reserves, which may materially adversely affect its results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance company also conducts reviews of all lines of business to consider the adequacy of reserve levels, on a regular defined basis. Based on current information available and on the basis of internal procedures, for example, multiple diagnostics, the management of our general insurance company considers that these reserves are reasonably adequate. The management also follows a philosophy of keeping margins for adverse deviations over and above the best estimates of the ultimate liability to protect against any unknown events which are not yet reflected in the past data. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance company. Such adverse effects may also impact the valuation of our general insurance company by existing or potential investors, and the valuation at which any future monetization of our shareholding in the general insurance company may take place, if at all. See also “—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make further investments in these companies as required may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance companies could be materially adversely affected by the occurrence of a catastrophe and various climate change events.

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

In addition, our life insurance subsidiary’s business may incur losses due to increased mortality and morbidity claims of customers, affected by catastrophes, epidemics or pandemics. In addition, catastrophes could result in losses in the investment portfolios of our life insurance subsidiary due to, among other reasons, the failure of its counterparties to perform their obligations or significant volatility or disruption in the financial markets.

Our general insurance company’s operations are exposed to claims relating to catastrophes, epidemics, pandemics and climate change events.

Although our insurance subsidiaries monitor their overall exposure to catastrophes, epidemics and other unpredictable events in each geographic region and determine, allowing for calibration/re-calibration of their underwriting limits related to insurance coverage for losses from such events, the insurance subsidiaries generally seek to reduce their exposure through the purchase of reinsurance, selective and focused underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes and epidemics or pandemics or climate change events in future may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or credit rating or the results of our operations.

Risks Relating to ADSs and Equity Shares

ADS holders may be restricted in their ability to exercise voting rights and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

We filed an amendment to Form F-6 and amended the deposit agreement effective January 2, 2026 (as amended, the “Amended Deposit Agreement”) to allow our ADS holders to exercise their voting rights through the depositary. Unlike in the past, the depositary will not exercise the voting rights as instructed by our Board. ADS holders are entitled to give instructions for the exercise of voting rights through the depository, and the depository will vote based on ADS holders’ voting instructions. In the event that an ADS holder does not provide voting instructions to the depository, the depository will not vote those shares. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. See also “Major shareholders”. If the ADS holder wishes, they may withdraw the equity shares underlying their ADSs and seek to exercise their voting rights under the equity shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity, and any dilution may adversely affect the market prices of our equity shares and ADSs.

In 2020, we raised Rs. 150.00 billion (US$ 2.0 billion) of equity capital through a Qualified Institutions Placement. In March 2025, in accordance with the Delisting Scheme among ICICI Bank, ICICI Securities Limited and their respective shareholders for delisting of equity shares of ICICI Securities Limited, the Bank allotted 56 million equity shares of Rs. 2 each, including 52,000 equity shares towards fractional entitlements, to the public shareholders of ICICI Securities Limited as of the record date, in accordance with the approved equity swap ratio as provided in the Delisting Scheme. In the future, we may conduct additional equity offerings to fund the growth of our business. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employees Stock Option Scheme and 101 million units can be granted under the Employees Stock Unit Scheme. We constantly evaluate different financing options and any future issuance of equity shares or ADSs or exercise of employee stock options that would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

You may be unable to exercise pre-emptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares pre-emptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company’s shareholders present and voting at a shareholders’ general meeting. United States investors in ADSs may be unable to exercise these pre-emptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. Any decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration as well as the perceived benefits of enabling investors in ADSs to exercise their pre-emptive rights and any other factors we consider appropriate at such time. To the extent that investors in ADSs are unable to exercise pre-emptive rights, their proportional ownership interests in us would be reduced.

Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency, and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required.

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

Any substantial sale of our equity shares by any large shareholder could adversely affect the prices of our equity shares and ADSs. See also “Major Shareholders”. The Reserve Bank of India, in exercising the powers conferred by the Banking Regulation Act, has notified a ceiling on voting rights in a banking company for a single shareholder of 26.0%. Deutsche Bank Trust Company Americas held 16.0% of our equity shares at June 30, 2026. Unlike in the past, the depositary will not exercise the voting rights as instructed by our Board. The Amended Deposit Agreement allows our ADS holders to exercise their voting rights through the depositary. ADS holders are entitled to give instructions for the exercise of voting rights through the depository, and the depository will vote based on ADS holders’ voting instructions. In the event that an ADS holder does not provide voting instructions to the depository, the depository will not vote those shares. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. See also “Major shareholders”. If the ADS holder wishes, they may withdraw the equity shares underlying their ADSs and seek to exercise their voting rights under the equity shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”.

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

Investors who purchase ADSs are required to pay for ADSs in U.S. dollars and are subject to currency fluctuation risk and convertibility risks since the equity shares underlying ADSs are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees and then converted into U.S. dollars for distribution to ADS investors. Investors who seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADSs into foreign currency and repatriate the foreign currency may need to obtain the approval of the Reserve Bank of India for each such transaction. See also “—Risks Relating to ADSs and Equity Shares—Your ability to sell in India any equity shares withdrawn from the depositary facility, the conversion of rupee proceeds from such sale into a foreign currency, and the repatriation of such foreign currency may be subject to delays if specific approval of the Reserve Bank of India is required” and “Exchange Controls”.

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

There is a difference between India and the United States in the level of regulation and monitoring of the securities markets and the activities of investors, brokers and other market participants. The SEBI is responsible for improving disclosure and regulating insider trading and other matters for the Indian securities markets. There may, however, be different publicly available information about Indian companies than is regularly made available by public companies in the United States. The regulations applicable to us as a result of the listing of our ADS on the NYSE are subject to possible change and policy risks. For example, the SEC has recently issued a concept paper seeking comments on possible changes in rules relating to foreign private issuers, such as us. The continued listing of our securities in US markets is thus subject to various considerations such as applicable regulations, costs and business and financing strategies.

MAJOR SHAREHOLDERS

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2026, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government-controlled Shareholders:
Life Insurance Corporation of India	4.4	311,817,010
Other government-controlled institutions, insurance companies, reinsurers, corporations and banks	0.6	43,896,452
Total government-controlled shareholders	5.0	355,713,462

Other Indian investors:
SBI Mutual Fund	6.3	450,111,904
ICICI Prudential Mutual Fund	4.4	315,762,005
HDFC Mutual Fund	3.6	256,619,648
National Pension Scheme Trust	3.4	242,305,251
Nippon Life India Mutual Fund	2.5	182,635,211
UTI Mutual Fund	2.2	158,795,689
SBI Life Insurance Company Limited	1.4	102,408,001
Kotak Mutual Fund	1.2	86,519,523
Axis Mutual Fund	1.1	75,937,247
Aditya Birla Sun Life Mutual Fund	1.0	74,293,638
Other mutual funds and alternative investment funds	8.2	591,643,098
Private sector insurance companies other than SBI Life Insurance Company	2.2	154,537,762
Other private sector corporations and financial institutions	0.8	58,709,352
Investor education protection fund	0.2	11,072,239
Individual domestic investors(1),(2)	6.2	446,063,926
Total other Indian investors	44.7	3,207,414,494
Total Indian investors	49.7	3,563,127,956

Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for American Depositary Shares (ADS) holders	16.0	1,149,973,715
Government of Singapore	1.5	107,693,000
Government Pension Fund Global	1.4	102,293,052
Vanguard Total International Stock Index Fund	1.1	77,861,347
Vanguard Emerging Markets Stock Index Fund	1.0	73,733,631
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	29.3	2,098,933,043
Total foreign investors	50.3	3,610,487,788
Total	100.0	7,173,615,744

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.04% of ICICI Bank’s equity shares at June 30, 2026.

(2)	No single shareholder in this group owned 1.0% or more of ICICI Bank’s equity shares at June 30, 2026.

The holding of government-controlled shareholders was 5.0% on June 30, 2026 against 5.7% at June 30, 2025, and 6.4% at June 30, 2024. The holding of Life Insurance Corporation of India was 4.4% on June 30, 2026 against 5.2% at June 30, 2025 and 5.8% at June 30, 2024.

We operate as an autonomous commercial enterprise, and the Government of India has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association include a provision for the Government of India to appoint, pursuant to the provisions of guarantee agreements between the Government of India and ICICI, a representative to our Board. At present, there is no representative of the Government of India on our Board. On June 30, 2026, we do not have government guaranteed borrowings outstanding. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board.

The holding of other Indian investors was 44.7% at June 30, 2026 against 37.1% at June 30, 2025 and 36.9% at June 30, 2024. The total holding of Indian investors was 49.7% at June 30, 2026 against 42.8% at June 30, 2025 and 43.4% at June 30, 2024. The holding of foreign investors was 50.3% at June 30, 2026 against 57.2% at June 30, 2025 and 56.6% at June 30, 2024. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has established a limit of 26.0% on the voting rights of a single shareholder in a banking company. Deutsche Bank Trust Company Americas holds the equity shares represented by about 575 million American Depositary Receipts outstanding as depositary on behalf of the holders of the ADS. The ADSs are listed on the New York Stock Exchange. The depositary held 16.0% of our equity shares on June 30, 2026. Unlike in the past, the depositary will not exercise the voting rights as instructed by our Board. The Amended Deposit Agreement allows our ADS holders to exercise their voting rights through the depositary. ADS holders are entitled to give instructions for the exercise of voting rights through the depository, and the depository will vote based on ADS holders’ voting instructions. In the event that an ADS holder does not provide voting instructions to the depository, the depository will not vote those shares. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The ceiling on voting rights for any individual holder of equity shares is 26.0% of the total voting rights of a bank. If the ADS holder wishes, they may withdraw the equity shares underlying their ADSs and seek to exercise their voting rights under the equity shares obtained from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “Restriction on Foreign Ownership of Indian Securities”. See also “Supervision and Regulation—Ownership and Voting Restrictions”.

Related Party Transactions

In fiscal 2026, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

For fiscal 2026, the following parties were identified as our associates/other related entities: Arteria Technologies Private Limited, India Infradebt Limited, ICICI Foundation for Inclusive Growth, Cheryl Advisory Private Limited, GENEZEN1, FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)2, NIIT Institute of Finance, Banking and Insurance Training Limited2, India Advantage Fund-III3, India Advantage Fund-IV3, Chamunda Diamonds, Procedium Strategy LLP and FactoryOS Private Limited.

1.	From Q1-2026, GENEZEN is considered a related party of the Bank.

2.	During Q1-2026, FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) and NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be related parties of the Bank.

3.	During Q2-2026, India Advantage Fund-III & India Advantage Fund-IV ceased to be related parties of the Bank.

          Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2026: Mr. Sandeep Bakhshi, Mr. Sandeep Batra, Mr. Rakesh Jha and Mr. Ajay Kumar Gupta. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors mean their spouses, children, children’s spouses, grand-children, grand-children’s spouses, siblings, sibling’s spouses, parents, maternal grandparents, paternal grandparents and members of a Hindu undivided family. We have applied the Indian GAAP standard and Reserve Bank of India Act, 1934 in determining the close family members of the executive directors.

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

Insurance services

During fiscal 2026, we received insurance premiums from our associates/other related entities amounting to Rs. 22 million, from our key management personnel amounting to Rs. 1 million and from the close family members of our key management personnel amounting to Rs. 6 million. The premiums received covered life insurance, group term insurance and investment linked insurance plans. The material transactions during fiscal 2026 included Rs. 18 million premium received from ICICI

Foundation for Inclusive Growth, Rs. 3 million premium received from India Infradebt Limited and Rs. 5 million premium received from Ms. Aparna Gupta, a close family member of Mr. Ajay Kumar Gupta.

During fiscal 2026, we paid claims including maturity, annuity and policy surrender value to our associates/other related entities amounting to Rs. 25 million and to our key management personnel amounting to Rs. 1 million. The material transactions during fiscal 2026 included Rs. 25 million paid to ICICI Foundation for Inclusive Growth and Rs. 1 million paid to Mr. Sandeep Bakhshi.

Income from services rendered

During fiscal 2026, we earned income amounting to Rs. 54 million for services rendered to our associates/other related entities, Rs. 2 million from our key management personnel and Rs. 0.1 million from the close family members of our key management personnel. The income primarily relates to marketing and promotion fees, sponsorship and banking service fees, arranger fees and bank charges. The material transactions during fiscal 2026 included Rs. 35 million of income from services rendered to FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) and Rs. 14 million of income from services rendered to India Infradebt Limited.

Income from shared services

During fiscal 2026, we recovered cost towards sharing of premises, corporate infrastructure facilities and technology services from ICICI Foundation for Inclusive Growth amounting to Rs. 14 million.

Expenses for services received

During fiscal 2026, we paid brokerage fees and other expenses to our associates/other related entities amounting to Rs. 346 million. These expenses primarily pertain to merchant management fees, subsidy and commission expenses. The material transactions during fiscal 2026 included Rs. 178 million in expenses for services paid to FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) and Rs. 168 million in expenses for services paid to Arteria Technologies Private Limited.

Investments in securities issued by related parties

During fiscal 2026, we invested Rs. 18.7 billion in securities issued by India Infradebt Limited.

Redemption/buyback of investments

During fiscal 2026, we received Rs. 2.8 billion from our associates/other related entities on account of redemption of bonds and venture fund units. The material transactions during fiscal 2026 included Rs. 2.7 billion from India Infradebt Limited, Rs. 81 million from India Advantage Fund- IV and Rs. 62 million from India Advantage Fund- III.

Interest expenses

During fiscal 2026, we paid interest on deposits accepted to our associates/other related entities amounting to Rs. 49 million, to our key management personnel amounting to Rs. 28 million and to the close family members of our key management personnel amounting to Rs. 13 million. The material transactions during fiscal 2026 included Rs. 45 million of interest paid to Arteria Technologies Private Limited, Rs. 25 million of interest paid to Mr. Rakesh Jha, Rs. 3 million of interest paid to NIIT Institute of Finance, Banking and Insurance Training Limited, Rs. 0.4 million of interest paid to ICICI Foundation for Inclusive Growth, and Rs. 0.1 million of interest paid to FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited).

Interest earned

During fiscal 2026, we received Rs. 426 million in interest on investments in bonds and loans from our associates/other related entities and Rs. 2 million from our key management personnel. The material transactions during fiscal 2026 included Rs. 417 million of interest received from India Infradebt Limited.

Purchase of fixed assets

During fiscal 2026, we purchased fixed assets from Arteria Technologies Private Limited amounting to Rs. 1 million.

Sale of loan

During fiscal 2026, we sold loans to India Infradebt Limited amounting to Rs. 3.6 billion.

Dividend income

During fiscal 2026, we received dividend income from India Infradebt Limited amounting to Rs. 107 million.

CSR expenses

During fiscal 2026, we paid corporate social responsibility related expenses to ICICI Foundation for Inclusive Growth amounting to Rs. 11.4 billion.

Dividend paid

During fiscal 2026, we paid Rs. seven thousand in dividends to our associates/other related entities, Rs. 16 million in dividends to our key management personnel and Rs. 7 million in dividends to the close family members of our key management personnel. Dividends paid included Rs. 3 million to Mr. Sandeep Bakhshi, Rs. 6 million to Mr. Sandeep Batra, Rs. 1 million to Mr. Rakesh Jha, Rs. 6 million to Mr. Ajay Kumar Gupta and Rs. 3 million to Mr. Shivam Bakhshi, a close family member of Mr. Sandeep Bakhshi.

Reimbursement of expenses paid

During fiscal 2026, we reimbursed official expenses of Rs. 2 million to our key management personnel. The material transactions during fiscal 2026 included Rs. 0.5 million to Mr. Rakesh Jha, Rs. 0.8 million to Mr. Sandeep Batra and Rs. 0.4 million to Mr. Ajay Kumar Gupta.

Value of ESOPs exercised

During fiscal 2026, our key management personnel exercised ESOPs amounting to Rs. 769 million. The value of ESOPs exercised during fiscal 2026 by Mr. Sandeep Bakhshi was Rs. 284 million, by Mr. Sandeep Batra was Rs. 240 million, by Mr. Rakesh Jha was Rs. 215 million, and by Mr. Ajay Kumar Gupta was Rs. 30 million.

Volume of fixed deposits accepted

During fiscal 2026, the volume of fixed deposits accepted from our associates/other related entities amounted to Rs. 1.1 billion, the volume of fixed deposits accepted from our key management personnel amounted to Rs. 563 million and the volume of fixed deposits accepted from the close family members of our key management personnel amounted to Rs. 90 million. The material transactions during fiscal 2026 were Rs. 1.1 billion of fixed deposits accepted from Arteria Technologies Private Limited and Rs. 461 million of fixed deposits accepted from Mr. Rakesh Jha.

Forex/swaps/derivatives and forwards transactions entered (notional value)

During fiscal 2026, we entered into forex/swaps/derivatives and forwards transactions with Arteria Technologies Private Limited amounting to Rs. 73 million.

Guarantees/letters of credit given

During fiscal 2026, we gave guarantees to ICICI Foundation for Inclusive Growth amounting to Rs. 2.0 billion.

Capital infusion

During fiscal 2026, ICICI group infused capital in Arteria Technologies Private Limited amounting to Rs. 18 million.

Related Party Balances

 The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2026
	(in million)
Deposits accepted from related parties held by us	Rs.	3,350
Payables to related parties		3,833
Our investments in related parties		13,479
Investments of related parties in ICICI Group(1)		0.0
Loans and advances to related parties(2)		102
Receivables from related parties		198
Guarantees issued by us for related parties		2,013

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2026
	(in million)
Deposits accepted from key management personnel	Rs.	880
Payables to key management personnel		0.2
Investments in our shares held by key management personnel		5
Loans and advances to key management personnel(3)		40
Receivables from key management personnel		-

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2026
	(in million)
Deposits accepted from close family members of key management personnel	Rs.	213
Payables to close family members of key management personnel		1
Investments in our shares held by close family members of key management personnel		6
Loans and advances to close family members of key management personnel(2)		3
Receivables from close family members of key management personnel		-

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2026
	(in million)
Deposits accepted from key management personnel	Rs.	880
Payables to key management personnel		0.2
Investments in our shares held by key management personnel		5
Loans and advances to key management personnel		100
Receivables from key management personnel		0.1

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2026
	(in million)
Deposits accepted from close family members of key management personnel	Rs.	243
Payables to close family members of key management personnel		1
Investments in our shares held by close family members of key management personnel		6
Loans and advances to close family members of key management personnel		4
Receivables from close family members of key management personnel		-

(1)	Insignificant amount.
(2)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.
(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities brokerage, and private equity products and services through our specialized subsidiaries. Our consolidated total assets at year-end fiscal 2026 were Rs. 29,145.0 billion. Our consolidated capital and reserves and surplus including employees’ stock options outstanding at year-end fiscal 2026, were Rs. 3,630.6 billion and our consolidated net profit (after minority interest) for fiscal 2026 was Rs. 542.1 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, and other fee-based products and services. We provide a range of commercial banking products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to large corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 7,511 branches and 12,087 ATMs and cash recycler machines in India at year-end fiscal 2026.

At year-end fiscal 2026, we had banking subsidiaries in the United Kingdom and Canada, branches in the United States (New York), Dubai International Finance Centre, Bahrain, Hong Kong, Singapore, China, Offshore Banking Unit in Mumbai and IFSC Banking Unit in Gandhinagar. In May 2026, the Bank received the no-objection letter from the Reserve Bank of India to close the Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. At year-end fiscal 2026, we had representative offices in the United Arab Emirates (Dubai, Abu Dhabi and Sharjah), the United States (Texas, California, Illinois and New Jersey), Nepal, Bangladesh, Sri Lanka, Malaysia and Indonesia. Our subsidiary in the United Kingdom has a branch in Germany. See also “Risk factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations”.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps.

We are also engaged in insurance, asset management, securities brokerage business and private equity fund management through specialized subsidiaries. Our subsidiaries, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited, provide a wide range of life insurance, general insurance and asset management products respectively.

Our subsidiary ICICI Securities Limited is engaged in equities underwriting, securities brokerage and distribution of financial products. Our subsidiary ICICI Securities Primary Dealership Limited is engaged in underwriting and primary dealership of government securities. Our private equity fund management subsidiary, ICICI Venture Funds Management Company Limited transferred the private equity, venture capital and real estate fund management business to ICICI Prudential Asset Management Company Limited. ICICI Venture Funds Management Company Limited would continue to undertake certain advisory activities as well as manage certain residual funds. Our subsidiary, ICICI Pension Fund Management Limited is a registered pension fund manager under the National Pension System.

Our legal name is ICICI Bank Limited, but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 4008 6173 and our website address is www.icici.bank.in. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Atul Jain, Country Head, ICICI Bank Limited, New York Branch, 575 Fifth Avenue, 26th floor, Suite 2600, New York, New York 10017.

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

Strategy

In fiscal 2026, we maintained our strategic focus on profitable growth in business within the guardrails of risk and compliance. We grew our credit portfolio with a focus on granularity and saw healthy growth across our retail and business banking and wholesale portfolios. We continued to focus on holistically serving our clients and their ecosystems. We sought to maintain and enhance our liability franchise. We focused on maintaining a resilient balance sheet with sufficient liquidity, prudent provisioning and healthy capital adequacy. Our capital adequacy ratios on March 31, 2026 were significantly above regulatory requirements.

Going forward, we will continue with our strategic focus on growing the profit before tax excluding treasury (calculated as Profit before tax less Income from treasury-related activities, both reported separately in Operating Results Data). Our Enterprise Risk Management (“ERM”) and Risk Appetite Framework (“RAF”) sets out our risk appetite, including a limit framework for various risk categories. The Bank continues to emphasize strengthening its operational resilience to facilitate the seamless delivery of services to customers. We maintain our focus on growing our loan portfolio in a granular manner based on risk and reward, with focus on return of capital and containment of provisions within targeted levels. We have no specific targets for loan mix or segment-wise loan growth. We aim to continue to grow our deposit franchise, maintain a stable and healthy funding profile and our competitive advantage in cost of funds.

The Bank’s strategic approach is based on three pillars of principles, coverage and delivery framework as described below:

Principles

Building trust with all stakeholders is critical to the Bank’s strategic objectives. Integrity, transparency and fairness continue to be core in serving customers.

Return of Capital

The Bank is focused on the principle of ‘Return of Capital’ emphasizing the need to prioritize conservation of capital. The approach of onboarding quality counterparties has provided an impetus to maintain resilient growth in business while protecting capital.

Fair to Customer, Fair to Bank

The principle of ‘Fair to Customer, Fair to Bank’ emphasizes the need to deliver fair value to customers while creating value for shareholders, which would guide the Bank’s operations. The Bank seeks to sell products and offer services which meet societal needs and are in the interest of its customers.

One Bank, One Team

The principle of 'One Bank, One Team' underscores the Bank's endeavor to harness business opportunities across ecosystems and micro markets and maximize the Bank’s share in the target opportunity.

Agile Risk Management

The Bank recognizes that the landscape is constantly evolving and with it, the nature of emerging risks. We believe that risk management must be dynamic, data-driven and forward-looking. We seek to adopt an agile risk management approach that allows us to identify, assess and mitigate risks proactively.

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

Coverage

The Bank has adopted a customer-centric approach, with the prime objective of serving all their banking needs in a holistic manner. The Bank continues to focus on deepening its presence and harnessing business opportunities across ecosystems and micro markets in a unified manner by leveraging business centers, digital channels and partnerships to drive growth.

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

Focus on Ecosystems

The Bank's objective is to serve all financial needs of customers and their ecosystems by capturing the entire value chain. In line with the objective of creating customer-oriented ecosystems, the Bank has sector-specific solutions. On international operations, the Bank has repositioned its international franchise to focus on four strategic pillars—namely, the non-resident Indian ecosystem; the multinational corporation and global capability centers ecosystem; the institutional ecosystem and the trade ecosystem.

Focus on Micromarkets

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

Bank to BankTech

Technology is integral to the Bank’s business strategy. As a part of its Bank to BankTech transformation journey, the Bank has revamped its enterprise architecture to strengthen data and digital platforms, developed cloud-based applications and adopted other emerging technologies. The Bank’s efforts continue to be guided by the three pillars of scalability, resilience and security across technology solutions and to enhance cybersecurity measures. The Bank has adopted AI driven use cases across various functions to enhance operational efficiency, enable decision-making and decongest banking experience for customers. The Bank has invested in tools and created a framework to enable employees with generative AI tools for enhanced efficiency, accuracy and experience. While the Bank is working on realizing the value of AI, the use cases are selected in a measured manner to mitigate the associated risks. The Bank continues to invest in this area to drive business solutions and harness opportunities.

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

The following table sets forth, at the dates indicated, the breakdown of ICICI Group’s gross retail finance portfolio.

	At March 31,
	2025		2026		2026	2026
	(Rs. in billions)				(% share)	(US$ in millions)
Home loans	Rs.	4,676.2	Rs.	5,430.7	63.7%	US$	59,398
Automobile loans		623.2		633.0	7.4		6,923
Commercial business loans(1)		338.3		377.2	4.4		4,125
Others(2)		189.3		216.1	2.6		2,363
Total secured retail finance portfolio		5,827.0		6,657.0	78.1		72,809
Personal loans		1,216.7		1,298.2	15.2		14,199
Credit card receivables		587.9		548.7	6.4		6,001
Others(2)		14.9		23.2	0.3		255
Total unsecured retail finance portfolio...		1,819.5		1,870.1	21.9		20,455
Total retail finance portfolio	Rs.	7,646.5	Rs.	8,527.1	100.0%	US$	93,264

(1)	Includes commercial vehicles, construction equipment and health care equipment.

(2)	Includes two-wheeler loans, loan against securities.

Home Loan

Our home loan portfolio includes loans for purchase and construction of homes and by mortgaging residential or commercial properties. We also offer instant top-up on loans to existing home loan customers. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and leverage to borrower’s income. The repayment term of home loans is 15 to 20 years with payments in the form of equal monthly installments over the tenor of the loan. The credit process includes a cashflow assessment of the borrower as well as evaluating the property being mortgaged against the legal and technical standards defined at the Bank.

We follow a comprehensive credit appraisal process when offering a loan-against-property. The average loan-to-value ratios of the loan-against-property portfolio are lower compared to our home loan portfolio. Lending is based on cash flows of borrowers and not just the value of the collateral.

Our home loans primarily have floating interest rates linked to the repo rate of the Reserve Bank of India. An increase in the repo rate will increase the interest rate on home loans and a decrease in the repo rate will decrease the interest rate on home loans. When interest rates on home loans increase, the tenor of the loan is extended and in instances where this is not possible, the monthly installments of the loan are increased. Borrowers are given options to increase their installments instead of tenor. When interest rates on home loans decrease, the tenor of the loan is reduced leaving the monthly installments unchanged, unless borrowers opt to reduce the installment amount. See also “—Technology” and “Risk factors—Risks relating to our business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed-income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

We offer home loan products primarily in India through ICICI Bank and our wholly-owned subsidiary, ICICI Home Finance Company Limited. The loan portfolio of our housing finance subsidiary includes home loans, loans-against-property and loans to developers among others. We also provide loans to customers belonging to economically weaker sections and customers buying homes in the low-cost affordable housing segment. The loan portfolio of ICICI Home Finance Company Limited increased by 14.0% from Rs. 275.9 billion at March 31, 2025 to Rs. 314.6 billion at March 31, 2026. ICICI Home Finance Company Limited raises funds through term loans from banks, bonds and debentures, commercial papers, fixed deposits and refinance from National Housing Bank. During the year ended March 31, 2026, the Bank infused capital of Rs. 5.0 billion. At March 31, 2026, ICICI Home Finance Company Limited had a branch network of 246 branches and offices.

Our banking subsidiary in Canada offers residential mortgages in the local market. ICICI Bank Canada held total residential mortgages amounting to CAD 2,438 million (Rs. 166.2 billion) at year-end fiscal 2026 as compared to CAD 2,739 million (Rs. 163.4 billion) at year-end fiscal 2025. This includes mortgages of CAD 1,504 million (Rs. 102.5 billion) at year-end fiscal 2026 as compared to CAD 1,686 million (Rs. 100.6 billion) at year-end fiscal 2025 securitized under the Canadian National Housing Act —Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. Further, the total residential mortgages also include conventional mortgages of CAD 875 million (Rs. 59.6 billion) at year-end fiscal 2026 as compared to CAD 1,011 million (Rs. 60.3 billion) at year-end fiscal 2025 and insured mortgages of CAD 60 million (Rs. 4.1 billion) at year-end fiscal 2026 as compared to CAD 41 million (Rs. 2.5 billion) at year-end fiscal 2025.

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

Commercial business loans

We finance the purchase of commercial vehicles and equipment. Commercial business loans are fixed- rate products repayable in equated monthly installments. Our commercial business customers include individuals to large fleet operators, contractors as well as hirers.

Personal loans and credit cards

We also offer unsecured products such as personal loans and credit cards to our customers. Personal loans and credit card receivables have fixed interest rates. We also offer a range of instant personal loans and credit cards that are accessible through our digital channels.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We offer these products and 360-degree solutions across life stages—minor, student, professionals, senior citizen—and to specific customer segments such as high net-worth individuals, defense personnel, trusts, start-ups and business owners. We offer our customers seamless account opening and activation through enhanced system-driven validations. We also offer corporate salary account and current account (i.e., checking accounts for businesses) to our large, medium and small enterprise customers. In June 2026, the Reserve Bank of India announced a USD - Rupee forex swap facility for fresh Foreign Currency Non-Resident (Bank) (FCNR (B)) deposits till September 30, 2026, including deposits that are renewed upon maturity, mobilized for a minimum tenor of 3 years and a maximum tenor of 5 years.

Fee-Based Products and Services

Through our distribution network, we offer various products including Government of India savings bonds, sovereign gold bonds, insurance policies, mutual funds, bullion and public offerings of equity shares and debt securities by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards and commercial cards. We also offer foreign exchange products to retail customers including sale of currency notes and travel cards. We also facilitate retail inward remittances from outside of India.

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

Retail lending for rural customers

The Bank’s rural banking operations aim to meet the financial requirements of customers in rural and semi-urban locations. Our products in this segment include working capital loans for growing crops, financing of post-harvest activities, loans against gold jewellery, financing against warehouse receipts and farm equipment loans. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. The Bank’s rural banking portfolio grew by 25.2% from Rs. 814.4 billion at year-end fiscal 2025 compared to Rs. 1,019.9 billion at year-end fiscal 2026.

The following table sets forth, at the dates indicated, the breakdown of the Bank’s gross rural finance portfolio.

	At March 31,
	2025		2026		2026	2026
	(in billion)				% share	(US$ in million)
Farmer finance(1)	Rs.	327.6	Rs.	355.0	34.8%	US$	3,783
Loans against jewellery(2)		315.2		483.4	47.4		5,152
Others(3)		171.6		181.5	17.8		1,934
Rural advances	Rs.	814.4	Rs.	1,019.9	100%	US$	10,870

(1)	Includes kisan credit card.

(2)	Includes jewel loans to customers from rural and urban areas.

(3)	Includes term loans for farm equipment, self-help groups, loans to microfinance institutions for on-lending to individuals and inventory funding etc.

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

Our reach in rural areas comprises a network of branches, ATMs and field staff, and business correspondents providing last-mile access in remote areas. As at year-end fiscal 2026, we had a network of 7,511 branches, of which 48.5% were in rural and semi-urban areas. See also, “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

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

Commercial Banking for Business Banking

Our business banking customers include proprietorship firms, partnership firms and public/private limited companies. We offer a wide spectrum of banking products and solutions to address their evolving business needs. This involves customized offerings, faster turnaround time, transaction convenience, timely access to capital and cross-border trade and foreign exchange. Our focus in this segment is on using digital channels and ensuring granularity, obtaining adequate collateral and enhanced monitoring. The loans are generally secured by collateral in the form of property apart from a charge on current assets. Our business banking portfolio consists of clients with a turnover of up to Rs 7.5 billion. We focus on providing parameterized and programme-based lending for business banking clients, which is granular, adequately collateralized and regularly monitored. The net business banking portfolio of the Bank grew by 24.2% from Rs. 2,633.7 billion at year-end fiscal 2025 compared to Rs. 3,271.5 billion at year-end fiscal 2026.

We are focused on growing this portfolio by leveraging our distribution network and through various digital channels and platforms, tapping corporate ecosystems and ongoing efforts towards process decongestion. DigiEase is a digital onboarding platform for business banking customers to provide a seamless onboarding experience. The platform leverages integration with various public data infrastructures for procuring and processing data digitally.

Commercial Banking for Corporate Customers

Our product suite for corporate customers caters to all their needs including working capital and term loan products, transaction banking services, fee and commission-based products and services, deposits and foreign exchange and derivatives products across trade, treasury, bonds, commercial papers, channel financing, supply chain solutions, and various other activities. We cater to the entire ecosystem of the corporate customer, also focusing on deepening the Bank’s relationship with employees and sponsors through a suite of retail products like salary, private and wealth banking, home loans, personal loans, vehicle loans, etc. Our corporate customer base includes top business houses, large private companies and public sector companies, financial institutions, banks, non-bank finance companies, private equity funds, real estate companies and capital market and custody participants. We have established relationships with multinational companies operating in India, and financial sponsors, including private equity funds and their investee companies. We offer transaction banking services to corporates to meet their day-to-day needs for smooth functioning of their businesses. The transaction banking services offered include account related services, payment and collection services, domestic and crossborder trade finance, working capital finance and supply chain finance. We offer integrated cash management and trade finance solutions to our customers. Our transaction banking solutions are delivered to our customers through physical and digital channels and a team of account managers. We also provide transaction banking services to our customers through expanded branch capabilities at various locations, many of which are in the factory/township premises of certain large conglomerates in the country.

Corporate Loan Portfolio

Our corporate loan portfolio consists of term loan products and working capital financing in the form of cash credit facilities, overdraft, demand loans and non-fund-based facilities including bill discounting, letters of credit and guarantees. The Bank’s net domestic corporate portfolio grew by 6.3% from Rs. 2,709.4 billion at year-end fiscal 2025 compared to Rs. 2,880.3 billion at year-end fiscal 2026. For further details on our loan portfolio, see “Selected Statistical Information—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest on the fixed assets of the borrower although some of our financing is extended on an unsecured basis.

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

At year-end fiscal 2026, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for Global Depositary Receipts (“GDR”) investors were Rs. 35,599.6 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “Selected Statistical Information—Funding”.

Foreign Exchange, Fixed Income, Bullion and Derivatives

We provide customer-specific products and services, which cater to the fund-raising, foreign exchange conversion and risk hedging needs of a varied set of customers at domestic and international locations, arising out of their foreign exchange and interest rate exposures.

The products and services include:

Foreign Exchange Products

Products include cash, tom and spot transactions for foreign exchange conversion in more than 26 currencies. We offer customized foreign exchange solutions through online and offline dealing channels to clients, on the basis of their business needs. These products are offered in India and across our international locations.

Fixed Income Products

Products include Commercial Papers (“CPs”) and Non-Convertible Debentures (“NCDs”) for market-based fund-raising requirements of clients. We offer end-to-end service from origination to distribution, matching issuer and investor needs through suitable structuring of issuances.

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

Commercial Banking for Government and Institutions

We provide a range of banking services including customized products and services for enhancing e-governance and financial management to government departments and bodies across various levels such as central, state, district and local bodies which include municipalities and gram panchayats. We are nominated agents by the relevant government for collection of central taxes, state taxes, goods and services tax payments and custom duty through authorized branches and digital channels. Our integrated banking platforms provide simple online tax payment options to customers. Statutory payments can also be made online through our platforms.

We also provide financial services to other institutions, including educational institutions, hospitals and cooperative societies, among others and offer a range of technology-driven collections and payment solutions.

Commercial Banking for International Customers

The overseas offices of the Bank complement the India business centers by providing coverage and service to Non-Resident Indians (“NRI”) and India-linked businesses. These overseas offices focus on four key pillars: non-resident Indians, multinational corporations and global capability centers operating in India, institutional investment flows into India, and India-linked crossborder trade. Further, our overseas banking subsidiaries continue to serve local markets selectively with a focus on risk mitigation and granularity of business.

Many of the products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. The Reserve Bank of India, vide its ‘frequently asked questions’ notification dated June 23, 2026, has permitted Indian banks, including their overseas branches, to extend loans to a non-resident or issue a ‘stand-by letter of credit’ in favor of overseas lenders against FCNR(B) deposits mobilized on swap facility. The banks are also permitted to extend loans to the FCNR (B) account holders and mark lien on such deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2026 were Rs. 1,098.6 billion and total advances were Rs. 422.9 billion compared to total assets of Rs. 896.3 billion and total advances were Rs. 307.9 billion at year-end fiscal 2025. The year-on-year increase in the overseas branches loan portfolio was primarily due to market opportunities for lending to well rated Indian corporates and their subsidiaries and joint ventures. Our overseas branches are funded by bond issuances, bilateral loans from banks, loans from export credit agencies, money market borrowings, deposits and refinance from banks. The overseas loan portfolio of ICICI Bank was 2.7% of the overall loan portfolio at year-end fiscal 2026. The corporate fund and non-fund outstanding, net of cash/bank/insurance backed lending, was US$ 3.9 billion at March 31, 2026. Out of US$ 3.9 billion, 94.2% of the outstanding was to Indian corporates and their subsidiaries and joint ventures and 4.9% of the outstanding was to non-India companies with Indian or India-linked operations and activities and this portfolio is generally well-rated and the Indian operations of these companies are our target customers for deposit and transaction banking franchise. The Bank will continue to pursue risk calibrated opportunities in this segment. The overseas corporate portfolio, excluding Indian corporates and their subsidiaries and joint ventures, reduced by 16.1% from about US$ 265 million year-on-year to US$ 223 million at March 31, 2026. See also, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term, and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full-service banks offering retail, business banking, corporate banking and treasury services. These subsidiaries provide services to their customers through branch banking and digital channels, including internet and mobile banking. Our subsidiary in the United Kingdom is primarily focused on India-linked business in the United Kingdom and Europe, and towards meeting the banking needs of the Indian community. The core services include meeting local banking requirements, remittance services to India, and facilitating banking requirements in India. Our subsidiary in Canada originates residential mortgages, primarily insured and qualifying for insurance by either the Canadian federal government agency or insurance companies backstopped by the Canadian federal government and offers loans to both Canadian and U.S. corporations as well as Indian corporations seeking to develop their business overseas.

At year-end fiscal 2026, ICICI Bank UK PLC (“ICICI Bank UK”) had 10 branches in the United Kingdom and a branch in Germany. At year-end fiscal 2026, the total assets of ICICI Bank UK were US$ 2.9 billion. ICICI Bank UK made a net profit of US$ 25 million during fiscal 2026, compared to US$ 27 million during fiscal 2025. At year-end fiscal 2026, loans and advances of ICICI Bank UK were US$ 1.5 billion and investments were US$ 0.9 billion.

At year-end fiscal 2026, ICICI Bank Canada had 14 branches and total assets of CAD 4.9 billion. ICICI Bank Canada earned a net profit of CAD 24 million in fiscal 2026 as compared to a net profit of CAD 72 million in fiscal 2025. At year-end fiscal 2026, net advances (net loans) of ICICI Bank Canada were CAD 4.2 billion and investments were CAD 0.5 billion.

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

Branch and ATM Network and Call Centers

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, cash recycler machines and call centers. In addition, our digital channels and platforms have become increasingly important to our customers. See “—Technology”. At year-end fiscal 2026, we had a network of 7,511 branches across several Indian states. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination. Our focus is to digitize a maximum number of processes and other touch points for customer experience in order to enhance customer engagement time for solutions. Digital services kiosks are deployed in branches with higher number of customer visits. This allows customers to use banking services like cheque deposit, get quick account credit, update passbook, transfer funds instantly and various other “do-it-yourself” digital services, which help reduce customer wait time.

The following table sets forth the breakdown of the number of branches by area for the periods indicated.

	At March 31, 2025		At March 31, 2026
Branch by area(1)	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	2,079	29.8%	2,356	31.4%
Urban	1,422	20.3%	1,507	20.1%
Semi-urban	1,905	27.3%	1,956	26.0%
Rural	1,577	22.6%	1,692	22.5%
Total branches and extension counters	6,983	100.0%	7,511	100.0%

(1)	Classification of branches as per population census 2011.

At March 31, 2026, we had 12,087 ATMs and cash recycler machines across India. Our ATMs have additional value added services such as instant fund transfer, cardless cash withdrawal.

Our phone banking is operational around the clock across multiple locations. Phone banking is equipped with interactive voice response systems, email bot solution, voice biometric authentications, automatic call distribution, telephony integration and voice recorders. We seek to use phone banking technology to provide an integrated view of customer information to the agents to get a complete overview of the customer’s relationship with us. We have implemented a customer relationship management solution to capture customer service requests /grievance for all key banking products. This has been deployed across all channels in the Bank and helps in tracking and timely resolution of various customer requests or issues. The solution has been deployed in phone banking as well as at a large number of branches.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2026, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 18.0% of its domestic net demand and time liabilities by way of approved securities such as Government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We maintain the LCR and NSFR, as required under Basel III, both on a standalone basis and at ICICI group level. The minimum requirement for each ratio is 100.0%. The LCR requirement is met by investment in high quality liquid assets, which are primarily in the form of government securities and better-rated corporate bonds. Our average LCR for the three months ended March 31, 2026 was 125.6% on a standalone basis and was 123.6% on a consolidated basis. Both of these ratios were higher than the regulatory requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

In order to enhance liquidity resilience of the Bank, the Reserve Bank of India had issued revised guidelines on Basel III framework on liquidity standards — Liquidity Coverage Ratio — Review of haircuts on High Quality Liquid Assets and run-off rates on certain categories of deposits on April 21, 2025. Technology has facilitated ability to make instantaneous bank transfers and withdrawals, leading to an increase in liquidity risks, requiring proactive management. Based on the revised guidelines, retail deposits with internet and mobile banking facilities are assigned additional run-off factors 2.50% and level 1 high quality liquid assets denominated in government securities will attract haircuts in line with the circular for liquidity adjustment facility and marginal standing facility.

Further, funding from non-financial entities such as trusts (educational/religious/charitable), Association of Persons (“AoPs”), partnerships, proprietorships, limited liability partnerships and other incorporated entities etc., shall be categorized as funding from ‘non-financial corporates’ and attract a run-off rate of 40% (as against 100% currently prescribed), unless the above entities are treated as Small Business Customers (“SBCs”) under the liquidity coverage ratio framework. These revised guidelines has come into force effective April 1, 2026.

ICICI Bank engages in investments and foreign exchange operations from Mumbai and overseas branches. As a part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in market making and proprietary trading in currency and interest rate markets. Our investment and market risk policies are approved by the Board.

In general, we pursue a strategy of active management of our equity portfolio to maximize our return on investment. To reinforce compliance with the SEBI’s insider trading regulations, all dealings in our equity and debt investments in listed companies are undertaken by our treasury’s equity and corporate bonds dealing desks, which are segregated from both the other groups and desks in the treasury and from our other business groups, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

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

Securities Brokerage and Investment Banking

ICICI Securities Limited is a financial services company operating across capital market segments including retail and institutional equity, financial product distribution, private wealth management and investment banking. ICICI Securities Limited has an online securities platform—ICICI Direct. ICICI Securities Limited assists its customers like retail investors, corporates, financial institutions and high net worth individuals in meeting their financial goals by providing them with research, advisory and execution services. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority in the United States. ICICI Securities Inc. also has a branch office in Singapore that is registered with the Monetary Authority of Singapore, where it holds a capital markets services license for dealing in capital market products in Singapore. The consolidated profit after tax of ICICI Securities Limited was Rs. 17.1 billion in fiscal 2026 as compared to Rs. 17.5 billion in fiscal 2025.

At March 31, 2023, the Bank held 74.7% of the equity shares of its brokerage subsidiary, ICICI Securities Limited, with the remaining 25.3% of the equity shares held by public shareholders. In June 2023, the Board and ICICI Securities Limited board of directors approved the Scheme for the delisting of equity shares of ICICI Securities Limited under Regulation 37 of SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals (the “Delisting Scheme”). Following the receipt of required approvals, with effect from March 24, 2025, ICICI Securities Limited has become a wholly-owned subsidiary of the Bank and has been delisted from the stock exchanges. On March 26, 2025, the Bank allotted its equity shares to the public shareholders of ICICI Securities as of the record date, in accordance with a swap ratio of 67 to 100, as provided in the Delisting Scheme. In March 2025, in accordance with the Delisting Scheme, the Bank allotted 56 million equity shares of Rs. 2 each, including 52 thousand equity shares towards fractional entitlements, to the public shareholders of ICICI Securities Limited as of the record date, in accordance with the approved equity swap ratio.

Primary Dealership

Our subsidiary ICICI Securities Primary Dealership Limited is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities and interest rate derivatives. In addition to this, it also undertakes money market operations, underwriting and placement of debt. ICICI Securities Primary Dealership Limited earned a net profit of Rs. 4.5 billion in fiscal 2026 compared to a net profit of Rs. 5.4 billion in fiscal 2025. The revenues of the business are directly linked to conditions in the fixed income market.

I-Process Services

I-Process Services (India) Limited (formerly known as I-Process Services (India) Private Limited) (“iProcess”) has a service provider agreement only with the Bank to provide manpower-based support services across sales, marketing, data entry, operations and collection functions. At March 31, 2023, the Bank held 19.0% of the shareholding in iProcess. During fiscal 2024, the Bank purchased the remaining equity shares of iProcess and, consequently, iProcess became a wholly-owned subsidiary of the Bank effective March 22, 2024. iProcess earned a net profit of Rs. 0.1 billion during fiscal 2026 compared to a net profit of Rs. 0.3 billion during fiscal 2025.

Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, venture capital, real estate, infrastructure and special situations. ICICI Venture Funds Management Company Limited earned a net profit of Rs.1.5 billion in fiscal 2026 compared to a net profit of Rs. 0.2 billion in fiscal 2025.

On May 08, 2025, ICICI Venture Funds Management Company Limited’s board of directors and ICICI Prudential Asset Management Company Limited’s board of directors, in their respective meetings, approved, in principle, a proposal to transfer the private equity, venture capital and real estate fund management business of ICICI Venture Funds Management Company Limited to ICICI Prudential Asset Management Company Limited. Following the receipt of requisite approvals, the transaction has been completed and the requisite agreements in this regard have been executed by ICICI Prudential Asset Management Company Limited with ICICI Venture Funds Management Company Limited. Accordingly, effective April 1, 2026, ICICI Prudential Asset Management Company Limited is providing investment management services to the transferred funds. The transaction enabled the offering of an integrated full range of investment asset classes, including private equity, by ICICI Prudential Asset Management Company Limited. ICICI Venture Funds Management Company Limited continues to undertake certain advisory activities as well as manage certain residual funds.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company Limited. ICICI Prudential Asset Management Company Limited is a joint venture with PCHL. We had 53.0% interest in the entity and PCHL owned 34.6% at March 31, 2026. ICICI Prudential Asset Management Company Limited also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company Limited earned a net profit of Rs. 33.0 billion during fiscal 2026 compared to a net profit of Rs. 26.5 billion during fiscal 2025.

In February 2025, the Bank’s joint venture partner, PCHL, made an announcement regarding a potential listing and partial divestment of its stake in ICICI Prudential Asset Management Company Limited, subject to market conditions, requisite approvals and other considerations. In June 2025, the Board approved the purchase of up to 2.0% additional shareholding in the ICICI Prudential Asset Management Company Limited. Following the receipt of requisite approvals, the Bank purchased 2% additional shareholding from PCHL. This purchase was primarily for the purposes of maintaining the Bank’s majority shareholding in ICICI Prudential Asset Management Company Limited were it to grant stock-based compensation. Effective December 19, 2025, ICICI Prudential Asset Management Company Limited is listed on Bombay Stock Exchange and National Stock Exchange.

Pension Fund Manager

ICICI Pension Fund Management Limited (“ICICI PFM”) is a registered pension fund manager under the National Pension System. National Pension System is a voluntary defined contribution pension system administered and regulated by the Pension Funds Regulatory and Development Authority (“PFRDA”). PFRDA has also provided approval to ICICI PFM to act as a ‘point of presence’ under National Pension System for distribution and servicing through physical as well as online channels. ICICI

PFM had a net loss of Rs. 0.09 billion in fiscal 2026 compared to a net loss of Rs. 0.04 billion in fiscal 2025.

The Board at its meeting held on July 19, 2025 approved the acquisition of 100% shareholding in ICICI Prudential Pension Funds Management Company Limited from ICICI Prudential Life Insurance Company Limited to make ICICI PFM a wholly-owned subsidiary of the Bank, subject to the Reserve Bank of India, PFRDA and other necessary approvals. The ICICI Prudential Life Insurance Company Limited board of directors have, at their meeting on July 19, 2025, approved the sale of 100% of equity shareholding held in ICICI Prudential Pension Funds Management Company Limited to the Bank, subject to approval of the regulatory and statutory authorities, as per applicable regulations. Following the receipt of requisite approvals, the Bank executed, on January 12, 2026, a share purchase agreement with ICICI Prudential Life Insurance Company Limited and ICICI PFM and the Bank acquired 100% shareholding in ICICI PFM. Accordingly, ICICI PFM is now a wholly-owned subsidiary of the Bank.

Insurance

We provide a wide range of insurance products and services through our subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited. Both ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are listed on relevant Indian stock exchanges.

At March 31, 2026, our share ownership in ICICI Prudential Life Insurance Company Limited was 50.9% while PCHL held 21.9%. The Board, at its meeting held in February 2026, approved purchase of up to 2.0% additional shareholding in its subsidiary, ICICI Prudential Life Insurance Company Limited. The Bank has received approval from the Reserve Bank of India. This purchase will primarily be towards maintaining the Bank’s majority shareholding in the event of exercise of stock-based compensation of ICICI Prudential Life Insurance Company Limited.

PCHL entered into definitive agreements on May 17, 2026, pursuant to which PCHL has agreed to acquire a 75% stake in Bharti Life Insurance Company Limited, subject to receipt of applicable regulatory approvals and satisfaction of certain conditions. Consequently, ICICI Prudential Life Insurance Company Limited has applied to the IRDAI for the reclassification of PCHL from “promoter” to “investor”, along with a proposal to change the name of the company from ‘ICICI Prudential Life Insurance Company Limited’ to ‘ICICI Life Insurance Limited’.

ICICI Prudential Life Insurance Company Limited had assets under management of Rs. 3.14 trillion at March 31, 2026. As per data published by Life Insurance Council, its sum assured market share on overall and private market basis is 11.4% and 14.1% respectively in fiscal 2026. The total premium grew by 8.5% year-on-year from Rs. 489.5 billion in fiscal 2025 to Rs. 531.2 billion in fiscal 2026. Within product segments, contribution from retail protection business on annualized premium equivalent basis, increased from 5.7% in fiscal 2025 to 7.4% in fiscal 2026 in part aided by Goods and Services Tax (“GST”) reforms effective September 22, 2025. The value of new business, which is a key profitability metric, measures the present value of future profits from the new business written during the period, grew by 10.9% year-on-year from Rs. 23.7 billion in fiscal 2025 to Rs. 26.3 billion in fiscal 2026. With an annualized premium equivalent of Rs. 106.4 billion, the value of new business margin (the ratio of value of new business to annualized premium equivalent) for the same period was 24.7%. The growth in value of new business was led by improvement in new business profile and economic assumption changes and was partly offset by operating assumption changes primarily due to unavailability of input tax credit. The new business profile comprises the impact of differences in mix of product segments or distribution channel or customer profile and product repricing, amongst others. The profit after tax of ICICI Prudential Life Insurance Company Limited grew by 34.6% year-on-year from Rs. 11.9 billion in fiscal 2025 to Rs. 16.0 billion in fiscal 2026, primarily driven by higher investment income from Shareholders’ funds, which includes a gain of Rs. 1.1 billion realized from sale of 100% equity shareholding in ICICI PFM. Excluding the sale transaction, PAT grew by 25.0% year-on-year for fiscal 2026.

See also “Risk Factors—Risks relating to our insurance subsidiaries—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding or make further improvements in these companies as required may adversely impact our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks relating to our insurance subsidiaries—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

During fiscal 2026, ICICI Lombard General Insurance Company Limited was ranked as the second largest general insurance company in the country with a market share of 8.5% based on gross direct premium as per the data published by IRDAI. Our share ownership in ICICI Lombard General Insurance Company was 51.6% at March 31, 2025. ICICI Lombard General Insurance Company Limited earned a net profit of Rs. 27.7 billion in fiscal 2026 as compared to a net profit of Rs. 25.1 billion in fiscal 2025.

In May 2023, the Board approved acquisition of up to 4.0% of ICICI Lombard General Insurance Company Limited's shareholding, to make it a subsidiary of the Bank, subject to receipt of necessary regulatory approvals. The Bank received regulatory approval and has issued letters of comfort in favor of IRDAI, on behalf of ICICI Lombard General Insurance Company Limited, wherein it has given an undertaking to infuse capital, if required by ICICI Lombard General Insurance Company Limited in proportion to its shareholding in ICICI Lombard General Insurance Company Limited, to meet the minimum regulatory solvency requirement. During fiscal 2024, through a series of stock exchanges, the Bank acquired additional stake in ICICI Lombard General Insurance Company Limited in multiple tranches, resulting in an increase in shareholding to more than 50.0%. Consequently, ICICI Lombard General Insurance Company ceased to be an affiliate and became a subsidiary of the Bank effective February 29, 2024.

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

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate. The key principles underlying our risk management framework are as follows:

•	The Board has oversight of all the risks assumed by us.

•	Specific sub-committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	Credit Committee: The responsibilities of the Credit Committee include review of accounts under watch, non-performing assets, incremental sanctions, developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

•	Audit Committee: The Audit Committee, among other things, provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements.

•	Information Technology (“IT”) Strategy Committee: The responsibilities of the IT Strategy Committee are to approve strategy for IT and policy documents, review performance with reference to IT & IS Key Risk Indicators (“KRIs”) and conduct periodic review of KRIs to ensure coverage of IT & IS risks, ensure that the IT strategy is aligned with business strategy, ensure proper balance of IT investments for sustaining the Bank’s growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, overseeing key projects progress and critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of Business Continuity Management and Disaster Recovery, review of special IT initiatives, review cyber risk, consider the Reserve Bank of India inspection report/directives received from time to time by the Bank in the areas of IT and cybersecurity and to review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within the Technology and Information Security function so as to ensure effective and efficient deliveries.

•	Risk Committee: The responsibilities of the Risk Committee are to review the Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, model risk management, framework for early warning signal and red flagging of accounts, reputation risks, business continuity plan, disaster recovery plan and approve the Broker Empanelment Policy and any amendments thereto. The Risk Committee is also responsible for setting limits on any industry or country; reviewing the Enterprise Risk Management, Risk Appetite Framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; and reviewing of the status of compliance with the Basel framework, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Risk Committee also carries out the cybersecurity risk assessment.

•	Policies approved from time to time by the Board / Board-level Committees form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independent of the business groups/sub-groups.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk, cybersecurity risk and reputation risk. We have centralized groups, the Risk Management Group, the Information Security Group, the Compliance Group, the Legal Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Operations Group and Treasury Monitoring and Reporting Group monitor operational adherence to regulations, policies, terms of limit approved and other internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group (including the Treasury Monitoring and Reporting Group), Operational Risk Management Group, Model Risk & Validation Group, Fraud Risk Management Group and Special Investigation Unit Group. The Risk Management Group is headed by the Group Chief Risk Officer, who reports to the Risk Committee. The Credit Monitoring Group is responsible for monitoring the credit profile of the borrowers based on the transactional data/ documents. The Information Security Group is tasked with overseeing risk related to information security across the Bank. The Heads of the Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance Group and Internal Audit Group have administrative reporting to the Executive Director. The Operations Group and Information Security Group report to the Executive Director. These groups are independent of the business units.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any contract, principally the failure to make required payments of amounts due to us. In its lending operations, the Bank is principally exposed to credit risk.

Credit risk management is governed by the Credit and Recovery Policy (“Credit Policy”) approved by the Board. The Credit Policy outlines the type of products that can be offered, customer categories and sets forth the credit approval process, credit administration, credit limits and other relevant matters.

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives, and the Credit Lending Forum. For certain exposures under programs, approval under a joint authorization framework has been established.

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

The appraisal process involves an in-depth study of the industry, financial, commercial, technical and managerial aspects of the borrower. An assessment of the financial requirements of the client is made in order to arrive at the amount of credit to be considered by the Bank. Each credit proposal is thereafter prepared in an appropriate appraisal format and placed before the approving authority as prescribed by the Board/Credit Committee from time to time.

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

Unsecured corporate finance loans can be extended based on creditworthiness of the applicant and nature of products offered typically to applicants, who have unsecured loans from other lenders. Unsecured incremental sanctions for corporates are extended largely to high rated borrowers and well-established corporate groups only. The Bank has Enterprise Risk Management (ERM) and Risk Appetite Framework (RAF), which stipulates a limit on unsecured non-retail exposures to overall non-retail exposures; and the same is being monitored and reviewed on a quarterly basis.

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

The Process Management Group within the Credit and Process Management Group is responsible for drafting operating guidelines and program notes outlining the norms for offering retail assets. The Credit Risk Management Group oversees the credit risk issues for retail assets including formulation of the policy norms and review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are also involved in portfolio monitoring of all retail assets and in suggesting and implementing policy amendments. The Data Science and Analytics Group is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring reports, analytics, model and score card development and database management. The credit team is independent from the business unit and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of operating guidelines approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, leverage, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes of borrowers whenever required by the applicable guidelines. The Bank also draws upon a centralized database on delinquent loans and reports from the credit bureaus to review the borrower’s profile. Except for personal loans and credit cards, the Bank generally requires a contribution from the borrower and its loans are secured by the asset financed. For mortgage loans and used vehicle loans, a valuation agency carries out the valuations. For certain products, the Bank has implemented a credit-scorecard, which forms one of the criteria for loan evaluation.

Unsecured loans in retail are primarily personal loans and credit cards. The retail portfolio at the Bank has been built with core principles of return of capital and ecosystem led offerings, targeting known and assessable quality customers, decongesting existing processes, all with a customer-centric approach. The Enterprise Risk Management framework stipulates limits on overall retail unsecured exposure as well as separately on personal loans and credit cards. Thresholds on unsecured retail advances have also been stipulated. The portfolio default risk is also monitored by the proportion of incremental originations of unsecured loans to borrowers across bureau score bands. The bureau score distribution of incremental sourcing as well as for the overall portfolio is reviewed and reported on a quarterly basis to the Risk Committee. Further, approval authorization is also risk-based which is linked to bureau score and product.

As part of digital credit lending, the Bank offers retail asset products to its customers through digital channels. As part of its strategy, the Bank uses multiple credit filters to segment customers and to mitigate risk. The portfolio build-up strategy is based on utilizing the pre-filtered customer database for origination of key retail asset products wherein major incremental origination is from existing liability customer relationships.

The Bank undertakes portfolio buyouts of various retail assets products. The portfolio is selected by applying filters like tenure, size, loan to value ratio and location, and meeting regulatory requirements with regard to minimum holding period and minimum retention requirement by the seller. The buyouts are in the form of direct assignment or by way of investment in securitization notes.

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

Assessment Procedures for Borrowers under Business Banking

Business Banking Group in the Bank caters to financing needs of micro, small and medium enterprises (“MSMEs”), which include individual entities and financing dealers and vendors of companies.

Business Banking Group credit also includes financing extended directly to small enterprises as well as lending based on parameterized product-based credit facilities, which involves a cluster-based approach wherein a lending program is implemented for a homogenous group of individuals/business entities, which comply with certain parameterized norms. Further, programs can also be made for diverse group of individuals/business entities/ industries having common target market norms and go/no-go parameters as approved by the Committee of Executive Directors. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises, which are awarded a minimum required score in the scoring model.

The Bank has various programs for lending to business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria. Further, exposure of up to Rs 30 million can be sanctioned in the digital platform provided they meet the credit and collateral norms prescribed by the program.

For larger ticket size loans, an in-house developed statistical scoring model is being used to assess a majority of cases in the small and medium enterprise and mid-corporate segment. The underwriting process integrates various digital tools like bank statement analyzer, automatic fetching of bureau reports and enhanced business rule engine to generate probability of default scores for score-based analysis. A detailed appraisal is performed based on the financial/ non-financial parameters (including information on GST / information from account aggregators) to assess the creditworthiness of the enterprise in all the cases.

The Bank also finances dealers and vendors linked to large and medium entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer and an analysis of the linkages that exist between the vendor or dealer and the anchor corporate. The approval of limits to dealers and vendors takes place manually as well as digitally.

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to individuals and non-individuals engaged in agriculture and related activities. These loans are extended to meet crop production and maintenance, consumption, asset purchase and income generating requirements of borrowers.

The sales and credit decision-making functions are segregated. The Process Management Group within the Credit and Process Management Group is responsible for drafting program notes and operating guidelines. The Credit Risk Management Group oversees the credit risk issues for rural and agricultural loans including the ownership and review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. These groups are also involved in portfolio monitoring of all rural assets and in suggesting and implementing policy amendments. The Data Science and Analytics Group is responsible for devising customer-segment specific strategies, portfolio tracking and monitoring, analytics, model and score card development and database management. The credit team is independent from the business unit and is organized geographically to support the sales and service structure.

For loans against gold ornaments and gold coins, the credit norms focus on establishing authenticity (purity and weight) of the underlying jewelry with the help of Bank appointed external appraisers and assessment of the repayment ability of the borrowers. Norms with respect to loan-to-value ratio have been laid down in accordance with regulatory guidelines. The repayment ability of the borrowers is assessed through the models developed by the Data Science and Analytics Group or through the credit team.

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

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher exposure balances and lower credit ratings. For corporate and business banking, the Asset and Liabilities Operations Group – Lending Services Operations Group (ALOG-LSOG) verifies adherence to the terms of the sanction approval prior to disbursement/limit set up.

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

Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. These risks are mitigated by the limits stipulated in the Investment Policy (which includes the Derivatives Policy) and Asset Liability Management Policy, which are approved and reviewed by the Board.

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

The Asset Liability Management Committee, comprising the Managing Director and Chief Executive Officer, Whole-time Directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions, sets deposit and benchmark lending rates, reviews the pricing methodologies for various categories of advances, reviews the valuation methodologies for various treasury products, the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, taking into consideration the current and expected business environment. The Asset Liability Management Policy provides guidelines to manage liquidity risk and interest rate risk in the banking book.

The Market Risk Management Group is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Treasury Monitoring and Reporting Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk in the banking book is measured through the use of re-pricing gap/duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board.

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

Almost all the long-tenor foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert the long-tenor foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the U.K. and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources, with the U.K. subsidiary additionally having floating rate savings deposits and non-interest-bearing current deposits. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and government securities portfolio and/or by entering into interest rate derivatives whenever required. We are an active participant in the interest rate swap market and are one of the largest swap counterparties in India.

For a discussion of our vulnerability to interest rate risk, see “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed-income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance” and “Risk Factors—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2026, we had a total equity investment portfolio (excluding investment in affiliates) of Rs. 270.5 billion, primarily comprising Rs. 54.5 billion of investments by the Bank and Rs. 214.8 billion of investments by our insurance subsidiary. The Bank also acquires equity investments from loan conversion and also investment in unlisted equity which are long-term in nature. We also invest in alternate investment funds/venture capital funds, primarily those managed by our subsidiary ICICI Venture. These funds primarily invest in equity and equity linked and non-convertible instruments. Our investments in these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

Derivative Instruments Risk

The Bank offers various derivative products, including forwards, options, swaps and combinations thereof in foreign exchange and interest rates to clients for their risk management purposes. Profits or losses on account of market movements on these transactions are borne by the clients. For transactions which are not covered fully or partially in the interbank market the Bank runs open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

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

Credit Spread Risk

Credit spread risk arises out of investments in fixed income securities. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by the Bank. We closely monitor our portfolio, and risk is monitored by setting credit spread for 1 basis points (CS01) limits, investment limits, rating-wise limits, single issuer limit, maturity limits and stipulating daily and cumulative stop-loss limits.

Liquidity Risk

The Bank manages liquidity risk in accordance with our Asset Liability Management Policy. This policy is based on applicable regulatory guidelines and is approved by the Board. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Risk Committee has oversight of the Asset Liability Management Committee.

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

The sources of liquidity, levels of liquid assets, LCR, NSFR are set out in “Operating and Financial Review and Prospects—Market Risk—Liquidity Risk”.

We have a Board approved liquidity stress-testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. During fiscal 2026, the results of each of the stress scenarios were within the Board-approved limits.

The Risk Committee has approved a liquidity contingency plan, which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The liquidity contingency plan lays down several liquidity indicators, which are monitored on a pre-defined (daily or weekly) basis and also defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

Similar frameworks to manage liquidity risk have been established at each of the overseas banking subsidiaries of the Bank, addressing the risks they run as well as incorporating host country regulatory requirements, as applicable.

Our subsidiary in the United Kingdom has access to diverse sources of liquidity to allow for flexibility in meeting its funding requirements. In line with local regulatory requirements, ICICI Bank UK PLC has an Internal Liquidity Adequacy Assessment Process document, which is approved by its board of directors. The Internal Liquidity Adequacy Assessment Process outlines the stress testing framework and liquidity and funding risk limits. These limits are monitored by Asset Liability Management Committee of ICICI Bank UK PLC, at least on monthly basis. ICICI Bank UK PLC has complied with these requirements throughout fiscal 2026. It maintained a LCR above the stipulated level of 100.0% during fiscal 2026 and complied with Pillar 2 liquidity requirements, as stipulated by the Prudential Regulation Authority.

In Canada, the LCR guidelines from the Office of the Superintendent of Financial Institutions expect banks to ensure that the value of the LCR be no lower than 100.0%, in the absence of financial stress. At March 31, 2026, ICICI Bank Canada maintained a LCR above the regulatory minimum of 100.0%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its board of directors. These limits are monitored by the Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these guidelines throughout fiscal 2026.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups to improve internal controls. The Board has constituted an Operational Risk Management Committee for reviewing risks associated with the various business activities of the Bank. The Operational Risk Management Committee reviews the risk profile of various key functions, the tools used for management of operational risk and implementation of the operational risk management policies as approved by the Board. The Framework for product/product variant approval process was reviewed and approved by the Board and delegated Risk Committee to review on periodic basis on April 18, 2026. The framework outlines governance and approval mechanism for products and product variants, review process by assurance functions and independent review process by assurance functions. The COED has approved a framework for approval of processes, “Process Approval Framework and Operating Guidelines”. The framework outlines the process for approval, review and discontinuation of the processes for the approved products/service.

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

Operational Controls and Procedures in Retail Banking

The Bank has well-defined products, sales, credit and operations structures for customer sales, evaluation, servicing and monitoring. The Bank offers retail and transaction banking products to customers through various channels such as branches, phone banking, digital/online, business correspondents, and empaneled service providers. Banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures and transactions are also subjected to enhanced due diligence based on certain criteria. The Bank has designated centralized and regional processing centers located at various cities across the country as well as contact centers in multiple cities for extending banking services to customers through phone banking.

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

Operational Controls and Procedures for IT

The Bank has a governance framework for IT and security with oversight by the IT Strategy Committee, which is a Board-level committee chaired by an independent director. The security strategy at the Bank is based on the principle of defense in depth and the IT risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In striving to provide high availability and continuity of services to its customers, including high availability of customer-facing IT systems, the Bank has a Business Continuity Management and Disaster Recovery Policy for timely recovery of its IT systems in the event of any disaster or contingency.

To monitor its systems, the Bank has an IT Command Center (which includes Network Operation Center). This is supported by the resilience in the design and redundancy at every layer in the Bank’s IT infrastructure (servers, storage and network). The Bank has processes for change management, identity management, access management and security operations, and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has a fully equipped disaster recovery setup in place at remote location(s), which is subject to periodic disaster recovery drills. Further, stringent gating controls are followed when introducing new applications.

The Bank continuously reviews and takes measures to enhance its IT resilience in terms of application architecture, network and infrastructure.

Third Party Risk

The Board has approved outsourcing policies (business and IT) to oversee the governance around outsourcing activities. Based on these policies, the Board and senior management are responsible for monitoring outsourcing risks inherent in such outsourcing activities. The Board has constituted an Outsourcing Committee, which approves new outsourcing activities, undertakes periodic reviews and implementation of the outsourcing policies, and performs other functions in support of the outsourcing policies.

Fraud risk

The Fraud Risk Management Framework is governed by the Group Fraud Risk Management Policy approved by the Board. In Compliance of RBI Master Directions on Frauds, the Bank has constituted Fraud Monitoring Committee (“FMC”, “the Committee”), a Board Special Committee for Monitoring and Follow-up of cases of frauds and overseeing the effectiveness of the fraud risk management in the Bank.

The FMC monitors the efficacy of fraud risk management in the Bank and suggests mitigating measures for strengthening the internal controls, risk management framework and minimizing the incidence of frauds. It monitors and reviews all the frauds involving an amount of Rs 30 million and above along with other frauds with the objective of identifying the systemic lacunae and suggesting mitigating measures for strengthening the internal controls, risk management framework, if any. The Bank also has a dedicated group, namely, Financial Crime Prevention Group (FCPG), overseeing/handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation activities. These functions are predominantly discharged in a centralized manner, in line with regulatory guidelines.

IT Risk

IT risk refers to potential negative outcomes that may arise from the use of IT systems and processes. IT risk includes the risk of business disruption and the risk of data breach. The management of IT risk is governed by the information security policy and cybersecurity policy which is an annexure to the Board-approved operational risk management policy. The information security policy and cybersecurity policy is applicable across the Bank including the overseas branches, ensuring a clear accountability and responsibility for the management and mitigation of IT risk, developing a common understanding of the key IT processes and facilitating the IT group to improve internal controls in IT operations. The Board has constituted an IT Strategy Committee for reviewing risks associated with the various technology solutions of the Bank.

The key elements in the IT risk management process are developing policies and frameworks in various areas of IT operations for risk identification and assessment, risk measurement, risk monitoring and risk mitigation.

See also “Risk Factors—Risks Relating to Technology—We face security risks, including denial of service attacks, misuse of privilege access by insiders, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer (“KYC”)/ Anti-Money Laundering (“AML”)/ Combating of Financing of Terrorism controls in accordance with the provisions under the Prevention of Money Laundering Act (“PMLA”), 2002, rules promulgated thereunder and directions issued by the regulators from time to time.

Implementation of these controls includes the formulation of a Group KYC, AML and Combatting Financing of Terrorism policy that establishes the standards of AML/Combating of Financing of Terrorism compliance and is applicable to all activities of the Bank including its Strategic Business Units in India, overseas branches and banking and non-banking subsidiaries; oversight by the Audit Committee on the implementation of the AML framework; appointment of a Whole-time Director to ensure overall compliance with the obligation under PMLA; appointment of a senior level officer as the Principal Officer who has the responsibility of monitoring day-to-day implementation of the AML framework; implementation of adequate KYC procedures, which includes the screening of customer names with sanctions lists and other negative lists issued by the regulators, as applicable, and customer risk categorization to classify the customers as high, medium or low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementation of appropriate mechanisms to train employees’ and create customer awareness of the KYC, AML and Combatting Financing of Terrorism policy. With an objective to identify, assess and understand the money laundering and terrorist financing risks faced and adopt effective risk mitigation measures following the risk-based approach, the Bank has formulated a Money Laundering/Terrorists Financing Risk Assessment Framework.

See also “Risk Factors—Risks that arise as a result of our presence in a highly regulated sector—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action against us, whether formal or informal.” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.” See also “—Legal and Regulatory Proceedings.” See also “Supervision and Regulation—Regulations Relating to KYC and AML.”

Cybersecurity

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

In addition, the increasing adoption of cloud-based services, open APIs, digital partnerships, and interconnected financial ecosystems has expanded the Bank’s attack surface and dependency on external technology environments. Cyber threats may also arise from software supply chain compromises, vulnerabilities in widely used third-party applications, and unauthorized access through compromised credentials or privileged accounts.

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

The Bank’s cybersecurity policies and processes are benchmarked against multiple regulatory and industry frameworks, including the Reserve Bank of India’s Cybersecurity Framework, NCIIPC Guidelines, SEBI and IRDA cybersecurity guidelines, as well as global standards such as the NIST Cybersecurity Framework. Our cybersecurity policies are reviewed and approved annually by the Board to ensure the policies remain current and effective in the context of emerging risks.

The Bank also continues to strengthen its cyber resilience capabilities in alignment with evolving regulatory expectations relating to digital operational resilience, cyber incident reporting, critical information infrastructure protection, and data protection and privacy requirements across jurisdictions in which the Bank operates.

Governance

The Bank has instituted a dedicated cybersecurity governance structure that clearly defines roles, responsibilities, and oversight mechanisms. The Board assumes ultimate responsibility for cybersecurity oversight, which it delegates through the IT Strategy Committee. The IT Strategy Committee is responsible for ensuring that the Bank has established effective mechanisms to identify, assess, manage, and mitigate cybersecurity risks. It also reviews updates on key risk indicators, threat landscape developments, and cybersecurity incident summaries.

The operational execution of the Bank’s cybersecurity strategy is led by the Chief Information Security Officer, who brings more than 28 years of domain experience across retail banking, treasury, internet and mobile banking platforms, securities markets, and IT governance. The Chief Information Security Officer leads the Information Security Group, which comprises specialized teams in cyber defence operations, incident response, regulatory compliance, and vulnerability management.

The Chief Information Security Officer and Information Security Group leadership team provide quarterly briefings to the IT Strategy Committee, covering threat intelligence, incident trends, cyber risk assessments, and status updates on security initiatives. The Information Security Group staff undergo regular training and certification, and participate in industry-wide cybersecurity forums to stay abreast of evolving threat vectors and regulatory expectations.

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

The Bank also maintains processes for assessing cybersecurity risks associated with critical vendors, outsourced arrangements, and technology partners, including periodic reviews of control effectiveness and escalation mechanisms for material incidents affecting third party services.

Cybersecurity Incidents

During  fiscal 2026, the Bank did not identify any cybersecurity incident that materially affected, or is reasonably likely to materially affect, our business strategy, operations or financial condition. However, consistent with industry-wide experience, we have faced multiple attempted attacks, including targeted phishing, credential harvesting, and DDoS attacks aimed at disrupting customer access to our digital platforms. These attempts were promptly detected and mitigated by the Bank’s cybersecurity infrastructure without any known data compromise or service disruption.

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

The Bank continues to invest in strengthening its security infrastructure, improving resilience, and enhancing response capabilities. Significant resources are dedicated to modernizing defences, including AI-based analytics, behavior-driven anomaly detection, and zero-trust architecture components. We remain vigilant in identifying and addressing emerging threats, including those arising from supply chain exposures, third-party dependencies, and cross-border regulatory developments.

The Bank continues to enhance its cyber resilience posture through investments in advanced security technologies, process automation, threat intelligence capabilities, and resilience testing initiatives. The Bank also continues to evaluate emerging cybersecurity risks associated with evolving technologies, geopolitical developments, and the changing regulatory environment to strengthen preparedness and response capabilities.

Audit

The Internal Audit Group, governed by a Group Audit Charter and Internal Audit Policy approved by the Board, provides independent, objective assurance on the effectiveness of internal controls, risk management and corporate governance and suggests improvements. It helps us accomplish our objectives by evaluating and improving the effectiveness of risk management, internal controls and governance processes, through a systematic and disciplined approach. The Internal Audit Group acts as an independent entity and reports to the Audit Committee of the Board.

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. An assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once every three years.

The Internal Audit Group has adopted a risk-based audit methodology in accordance with the Reserve Bank of India guidelines. The risk-based audit methodology is outlined in the Internal Audit Policy. An annual risk-based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all business centers, business groups and other functions in accordance with the risk-based audit plan. Resources required for implementing the risk-based audit plan are also approved by the Audit Committee.

The Internal Audit Group also has a dedicated team responsible for IT and information security (including cybersecurity) audits. The annual audit plan covers various components of IT including applications, infrastructure, IT governance/risk management and IT general controls. Cybersecurity is a key focus area for audit, and activities undertaken by the information security function are also subjected to audit.

The Reserve Bank of India requires banks to have a process of concurrent audits of risk sensitive areas identified as per specific business models. Centralized Processing Centers are required to be under purview of concurrent audit. The coverage of business centers/business areas under purview of concurrent audit and scope of work to be entrusted to concurrent auditors are required to be approved by the Audit Committee. In adherence with the requirements, the Internal Audit Group has put in place a systematic and structured approach for concurrent audit covering a review of high-risk financial transactions originated by domestic business centers, throughout India. Additionally, domestic business centers having high volume of high-risk financial transactions are under purview of separate concurrent audit. Various other areas including treasury related functions and trade finance transactions are also under purview of concurrent audit. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. Some of the head office functions are also under purview of continuous audit. The details of the concurrent audit coverage are outlined in the annual risk-based audit plan, approved by the Audit Committee.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. Any uncertainty as to the enforceability of the obligations of our customers and counterparties, including the enforcement of collateral, creates legal risk.

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

Risk Management Framework for Overseas Operations

We have adopted a risk management framework for our overseas operations, including overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit. Under the framework, the Bank’s credit, investment, asset liability management and AML policies apply to all the overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board or the committees designated by the Board. The overseas branches are governed by their respective Risk Appetite Framework approved by the Board and the overall bank-wide policies. In addition, there are also branch level policies, frameworks and operating credit risk limits as appropriate. Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank as per the risk management framework.

The Compliance Group oversees regulatory compliance at the overseas branches, its International Financial Services Centre Banking Unit and Offshore Banking Unit. Compliance risk assessments, including the key risk indicators pertaining to domestic and overseas branches, are presented to the Risk Committee on a periodic basis. Management of regulatory compliance risk is an integral component of the governance framework at the Bank and its subsidiaries along with the internal control mechanisms.

Risk Management in Certain Subsidiaries

ICICI Bank UK PLC

ICICI Bank UK PLC is exposed to key risks including credit, market, interest rate risk in banking book, liquidity, operational, outsourcing, information security, climate, compliance, conduct, financial crime and reputational risks.

The Board of Directors of ICICI Bank UK PLC is responsible for oversight and control of the functioning of ICICI Bank UK PLC, and for approving major policies including the risk management framework and Risk Appetite Framework.

The Board of Directors of ICICI Bank UK PLC has oversight on all risks and has established committees with specific mandates for oversight over the various risks.

Various executive committees provide day-to-day oversight on key risks, with periodic monitoring at both the executive and Board/Board committee levels. All business activities are conducted within the approved risk appetite and policy framework.

ICICI Bank Canada

ICICI Bank Canada faces risks such as credit, market, operational, interest rate risk in banking book, liquidity, operational, third party, information security, climate, compliance, conduct, fraud and reputation risks. ICICI Bank Canada has developed an Enterprise Risk Management Framework to identify, measure, and monitor these risks effectively.

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

ICICI Securities Primary Dealership has a Board-Level Risk Management Committee which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and overseeing adherence to the risk and investment limits set by its Board of Directors.

ICICI Prudential Life Insurance Company Limited

The risk governance structure of ICICI Prudential Life Insurance Company Limited consists of its Board, Board Risk Management Committee, Executive Risk Committee and its subcommittees. The Board, on the recommendation of the Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various individual risks, namely investment (market, credit and liquidity), insurance, reputation and operational (including legal, compliance, outsourcing, customer dissonance, business continuity, information and cybersecurity) risks. The Board periodically reviews the potential impact of strategic risks such as changes in macro-economic factors, government policies, regulatory environment and tax regime on the business plan of the ICICI Prudential Life Insurance Company Limited.

In addition to these risks, the life insurance industry faces sustainability risks related to environmental, social and governance issues, including climate change. The risk management framework of the ICICI Prudential Life Insurance Company Limited seeks to identify, measure and control its exposures to all these risks within its overall risk appetite. Accordingly, sustainability risks, including climate-related risks, are integrated in the risk management framework of ICICI Prudential Life Insurance Company Limited.

The risk policy sets out the governance structure for risk management at ICICI Prudential Life Insurance Company Limited. The Board Risk Management Committee, which consists of non-executive directors, formulates the risk management policy, including asset liability management, monitors all risks across various lines of business and establishes appropriate systems to mitigate such risks. The Board Risk Management Committee also defines ICICI Prudential Life Insurance Company Limited’s risk appetite, reviews its risk profile, oversees the effective operation of the risk management system and advises the Board on key risk issues.

The Executive Risk Committee, which comprises senior management, is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties by guiding, coordinating and overseeing compliance with the risk management policies and, in particular, is jointly responsible along with the Product Management Committee for the approval of all new products launched by ICICI Prudential Life Insurance Company Limited.

The risk management model of ICICI Prudential Life Insurance Company Limited comprises a four-stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. ICICI Prudential Life Insurance Company Limited’s risk policy details the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk dashboard detailing the key risk exposures faced by ICICI Prudential Life Insurance Company Limited and mitigation measures is presented to the Board Risk Management Committee on a quarterly basis.

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is exposed to risks arising from its underwriting activities, market risk on its investment portfolio and credit risk associated with its counterparties, including reinsurers. In line with its Enterprise Risk Management Framework, ICICI Lombard General Insurance Company seeks to manage underwriting risks through diversification across product classes, industry segments and geographical regions, while maintaining a prudent balance between corporate and retail business. Risk retention is managed in accordance with ICICI Lombard General Insurance Company’s re-insurance programme and co-insurance arrangements, with reinsurance arrangements used as a key mechanism to limit exposure to large losses. Further, risks arising from macroeconomic and geopolitical developments are identified and monitored under the strategic risk and market risk categories and are assessed across underwriting portfolios, investment exposures, reinsurance arrangements and operational resilience. Geographical exposures, including overseas business and reinsurance counterparties, are periodically reviewed by the Risk Management Committee, while potential implications for business continuity, technology resilience and information security are monitored through internal governance forums involving senior management and IT Strategy Committee of the Board, to facilitate timely identification and mitigation of material risks.

Investments of the ICICI Lombard General Insurance Company are governed by the investment policy approved by its Board of Directors within the norms stipulated by IRDAI.

ICICI Lombard General Insurance Company also has various subcommittees to monitor risks and associated mitigations related to market risks, product management risks, operational risks, outsourcing risks, IT & strategy committee and information security committee, environmental social and governance risks and other core risks. ICICI Lombard General Insurance Company continues to closely watch the evolving situation for appropriate risk mitigation and management.

ICICI Home Finance Company Limited

ICICI Home Finance Company Limited is exposed to various kinds of risks inherent to its lending and operational activities, including credit risk, market risk, liquidity risk, operational risk and technology/cybersecurity risk. To manage these risks in a structured and proactive manner, ICICI Home Finance Company Limited has instituted a comprehensive Risk Management Policy under the supervision of the Risk Management Committee (“RMC”) and approved by the Board of Directors. ICICI Home Finance Company Limited has well-defined systems to facilitate periodic reporting of key risks to the Board of Directors, Board committees and the senior management.

ICICI Home Finance Company Limited has adopted an Enterprise Risk Management approach, enabling a holistic assessment of risks at an organisational level. The broad strategic approach is to identify and assess core perceived risks and put in place robust strategies and mitigation plans to counter the core perceived risks faced by an organisation. As part of the Enterprise Risk Management, ICICI Home Finance Company Limited has formulated a Risk Appetite Statement (“RAS”), which articulates the level of risk ICICI Home Finance Company Limited is willing to assume across key business activities. The RAS serves as a guiding document for strategic planning, business growth, capital allocation and risk limits, and is reviewed periodically to reflect evolving market and regulatory dynamics.

ICICI Securities Limited

ICICI Securities Limited has in place a robust risk management framework encompassing the identification, measurement and mitigation of risks across the business of the ICICI Securities Limited.

The Board of Directors oversees the risk governance framework of the ICICI Securities Limited and has constituted a Risk Management Committee (“RMC”). The RMC is responsible for reviewing and monitoring ICICI Securities Limited’s products/processes/policies and approving risk controls to ensure that the residual risk across ICICI Securities Limited is maintained within the defined limits. In furtherance of its mandate, the RMC is supported by three dedicated risk management functions:

Corporate Risk Management Group (“CRMG”) addresses financial risks including market risk, credit risk and liquidity risk. CRMG implements and periodically reviews Corporate Risk and Investment Policy wherein limits have been stipulated for ICICI Securities Limited’s proprietary investments (such as value-at-risk limits, exposure limits, stop-loss limits and concentration limits) as well as for products and services offered to clients by ICICI Securities Limited.

In addition, CRMG evaluates the results of various stress testing scenarios from the perspective of ensuring ICICI Securities Limited’s capital adequacy under unfavourable/unforeseen market circumstances and ensuring timely actions, wherever required. CRMG aims at anticipating risks including event risks, proactively planning for managing such risks and being better equipped for handling/managing uncertainties.

Operational Risk Management Group oversees the identification, assessment, measurement, monitoring, and mitigation of operational risk at the business level and has formulated an Operational Risk Management Policy to provide structured approach to manage operational risk.

Information Security Risk Management Group is responsible for managing cyber risk through the development and monitoring of information security policies, controls, cyber resilience frameworks and protection of the organisation’s cyberspace against cyber-attacks, threats and vulnerabilities.

Loan Portfolio

Our gross loan portfolio increased by 15.5% from Rs. 14,389.3 billion at year-end fiscal 2025 to Rs. 16,620.5 billion at year-end fiscal 2026. At year-end fiscal 2026, 93.1% of our gross loans were rupee loans. See also “Operating and Financial Review and Prospects—Financial Position—Assets—Advances”.

Collateral—Completion, Perfection and Enforcement

Our loan portfolio largely consists of corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. Our unsecured loans primarily include personal loans, credit card receivables and loans to higher-rated corporate borrowers. For loans which are secured, we generally stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See also “Risk Factors—Risks Relating to Our Business—If the level of our non-

performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loans against gold ornaments and jewellery.

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

Commercial loans

The Bank generally requires collateral at origination for commercial loans. We may also extend unsecured facilities in certain circumstances. Such circumstances may include working capital limits outside consortium, short term requirements of the borrower, regulatory norms/restrictions on taking security and facilities where adequate structural comforts are available to mitigate the envisaged credit risks and retail loans such as credit cards and personal loans. We also provide unsecured loans to higher rated, well-established corporates. The collateral for project and other corporate loans are usually immovable assets which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated or pledged in the Bank’s favor, except for projects such as road/airport and other concession-based projects. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. Security interests upon immovable property are generally required to be registered with the relevant Sub-Registrar in terms of the Registration Act, 1908. This registration amounts to a constructive public notice of the security interests. We may also take security of a pledge of financial assets like marketable securities and obtain corporate guarantees and personal guarantees and sponsors wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares generally have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us, which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The Bank generally requires collateral value at 150.0% of the outstanding loan amounts for loans to real estate companies and lease rental discounting facilities. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers. Further, the Bank  also  limits  unsecured exposures, which restrict the exposure to unsecured facilities.

For working capital facilities, the current assets of borrowers are generally taken as collateral. Each borrower is required to declare the value of current assets periodically. The borrower’s credit limit is subject to an internally approved ceiling that applies to all borrowers.

Additionally, in some cases, we may take further security on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees of sponsors wherever appropriate. We also accept post-dated checks or cash (by way of term deposits of the Bank duly lien-marked in our favor) as additional comfort for the facilities provided to various entities. The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. In the case of lending under consortium banking arrangement, a valuation report is obtained as per the timelines stipulated by the lead bank. The Bank is generally entitled, by the terms of security documents, to enforce its security interest and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement. In addition, the Bank generally has a right of set-off for amounts due to us from these facilities. As per the credit policy of the Bank, we comply with the extant regulatory guidelines with respect to collateral valuation in the case of non-performing accounts.

In the case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, may entitle us on occurrence of certain events to initiate quasi-criminal proceedings against the issuer of the checks. We are also adopting an online dispute-resolution mechanism (entailing mediation, conciliation or arbitration or combination thereof administered by an independent institution) for speedy resolution of claims and disputes of certain retail assets and services as an alternative to approaching courts or tribunals. Such online dispute-resolution mechanism and its continuing usage will be subject to changes in law or court decisions.

We recognize that our ability to realize the full value of the collateral is affected adversely by, among other things, delays in bankruptcy proceedings, delays in the legal system, objections raised by borrowers or other interested third persons, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. The value and time to dispose of the collateral could also be impacted by policy decisions. The Bank generally requires its working capital loan customers to submit data on their working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Pricing

Based on the guidelines of the Reserve Bank of India, all rupee loans extended by banks and credit limits renewed with effect from April 1, 2016 are required to be priced with reference to the marginal cost of funds based lending rate. As required by the guidelines, we publish the ICICI Bank marginal cost of funds based lending rate for various tenors on a monthly basis.

The Reserve Bank of India’s Master Direction – Interest Rate on Advances mandates banks to link all new floating rate personal or retail loans (e.g., housing loans or auto loans) and floating rate loans to MSMEs extended by banks to specified external benchmarks. The interest rate of external benchmark linked floating rate loans shall be reset at least once in three months. For borrowers other than retail and MSMEs, the Bank has the option to offer floating rate loans linked to external benchmark or marginal cost of funds based lending rate. Currently, ICICI Bank links its external benchmark linked floating rate loans to the Reserve Bank of India repo rate.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, joint ventures and consolidated entities (prior to inter-company elimination) at year-end fiscal 2026.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs.	2,742	Rs.	2,392	Rs.	2,876
ICICI Securities Primary Dealership Limited(4)	February 1993	Securities investment, trading and underwriting	100.00%		28,836		21,524		366,440
ICICI Prudential Asset Management Company Limited (4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	53.00%		60,009		41,712		50,504
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		26		29		33
ICICI Securities Limited(4)(7)	March 1995	Securities brokerage & Merchant Banking	100.00%		58,908		62,528		353,302
ICICI International Limited	January 1996	Asset management	100.00%		112		252		269
ICICI Trusteeship Services Limited	April 1999	Trusteeship Services	100.00%		4		13		14
ICICI Home Finance Company Limited(4)	May 1999	Housing Finance	100.00%		40,641		60,166		344,012
ICICI Investment Management Company Limited	March 2000	Asset management and investment advisory	100.00%		322		441		528

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Securities Holdings Inc.(4)(5)	June 2000	Holding company	100.00%	4	133		135
ICICI Securities Inc.(4)(5)	June 2000	Securities brokerage	100.00%	326	520		616
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	50.89%	654,865	136,312	(6)	3,197,349
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	51.26%	370,709	160,723	(6)	761,109
ICICI Bank UK PLC	February 2003	Banking	100.00%	13,280	33,930		276,102
ICICI Bank Canada	September 2003	Banking	100.00%	14,860	33,318		333,931
ICICI Pension Fund Management Limited(7)	April 2009	Pension fund management and Points of Presence	100.00%	440	731		845
I-Process Services (India) Limited	April 2005	Manpower support services	100.00%	9,063	996		2,147

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds), share application money and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	Number as per respective entity Ind AS financial statements pursuant to migration to Ind AS by these entities.

(5)	ICICI Securities Holdings Inc. and ICICI Securities Inc. are a wholly-owned subsidiary of ICICI Securities Limited.

(6)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(7)	On January 12, 2026, the Bank acquired 100.0% shareholding in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Company Limited and consequently ICICI Pension Fund Management Limited has become a wholly-owned subsidiary of the Bank.

*	On March 25, 2026, ICICI Strategic Investments Fund has redeemed all its unit capital and accordingly ICICI Strategic Investments Fund ceased to be a consolidating entity as per Accounting Standard 21.

At year-end fiscal 2026, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

ICICI Securities Holdings Inc., incorporated in the United States;
ICICI Securities Inc., incorporated in the United States;
ICICI Bank UK PLC, incorporated in the United Kingdom;
ICICI Bank Canada, incorporated in Canada; and
ICICI International Limited, incorporated in Mauritius.
ICICI Securities Holdings Inc. is a wholly-owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly-owned subsidiary of ICICI Securities Holdings Inc.
ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities Limited’s financial statements.

The following table sets forth certain information on our affiliates at year-end fiscal 2026.

Name(1)	Year of formation	Activity	Ownership interest	Total income(2)		Net worth(3)		Total assets(4)
				(in millions, except percentages)
India Infradebt Limited[5]	October 2012	Infrastructure re-finance	42.33%		28,214		41,787		328,654

Arteria Technologies Private Limited	February 2007	Software company	19.02%	Rs.	640	Rs.	1,134	Rs.	1,385

(1)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(2)	Total income represents gross income from operations and other income of the entity.

(3)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(4)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(5)	Number as per respective entity Ind AS financial statements.

(6)	On April 17, 2025, FISERV Merchant Solutions Private Limited ceased to be an associate of the Bank.

(7)	On June 11, 2025, NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be an associate of the Bank.

(8)	On July 03, 2025, India Advantage Fund - III and India Advantage Fund - IV ceased to be associates of the Bank.

Technology

Technology organization

Dedicated technology teams are responsible for the implementation and support of technology platforms and solutions used across various business functions. There are specific technology verticals which are focused on specialized technology functions such as core, data, workflows, intelligence, customer engagement, employee engagement and federation. The technology infrastructure team is responsible for facilitating the technology infrastructure across data centers, networks and cloud infrastructure. The Technology Management Group is a team which is responsible for the technology strategy of the Bank including implementation of enterprise architecture. Our startup engagement and investment team seeks to leverage innovation in the startup and technology ecosystem.

In fiscal 2026, we continued to invest in key technology solutions that enhance our business and operational capabilities. Our technology priorities are driven by our objective of improving customer digital experiences across multiple touchpoints, including by revamping our internet-facing and mobile interfaces. We are focused on platform integration to enable seamless onboarding and faster processing, along with the in-housing of applications to strengthen monitoring and security controls. We are consistently upgrading and strengthening our technology infrastructure with a goal to maintain a secure, stable and resilient infrastructure and improve operational efficiency. Business process optimization is occurring through adoption of intelligent automation platforms including robotic processes and Optical Character Recognition capabilities, which has enabled efficiency across business and operational functions. These have brought about faster turnaround time as well as enabling increased capacity for handling transaction volumes and customer requirements. As part of our technology strategy, we focus on creating an enterprise architecture framework across digital platforms, data and analytics, micro services-based architecture, cloud computing, AI and other emerging technologies. This is based on the founding pillars of scalability, resilience and security, and creating delightful and digitally native customer experiences to enable sustainable profitable growth. The key priorities that dominate our technology requirements include our technology platforms, embedded banking, cloud adoption and data platforms and analytics.

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

Digital platforms and journeys for retail customers

Our retail internet banking platform and our mobile banking application, iMobile, are designed to meet the overall needs of our customers. We are redesigning our digital interfaces across internet banking platforms, website and mobile applications to deliver simple, intuitive and visually consistent journeys.

The revamped iMobile and retail internet banking platforms, focus on simplifying digital journeys across key banking services such as accounts, deposits, loans, cards and payments. In addition, our public websites across geographies have been redesigned to deliver a consistent user experience aligned with the ‘One Bank, One Experience’ approach. The introduction of the ‘bank.in’ domain (on the Bank’s India website) strengthens digital security by providing a verified banking identity. We have introduced a ‘mandate management’ feature on our mobile application. This functionality allows customers to manage payment mandates across Unified Payments Interface (“UPI”), cards, and bank accounts through a single dashboard, with seamless options to create, pause, modify, and delete mandates. Security feature of the iMobile app, such as SmartLock allows its customers to temporarily block/unblock various banking channels such as UPI, internet banking, iMobile app and debit/credit cards, all with a single click enhancing security. ICICI Bank’s mobile app strategy aims to deliver a convenient, secure and personalized banking experience.

iLens, ICICI Bank’s lending solution, is an integrated loan processing platform for retail loans. It is an end-to-end digital lending platform covering the entire loan life cycle, starting from onboarding to disbursement with the objective of providing seamless transaction experience and enhanced operational efficiency. During fiscal 2026, auto loans and farm equipment financing were also added on the iLens platform in addition to mortgage loans, personal loans, education loans and credit cards. By consolidating multiple retail lending products onto a single platform, iLens enables the Bank to deliver a simplified, consistent and scalable lending experience across the Customer 360-degree ecosystem.

Digital payments and partnerships

We have continued to strengthen our efforts in creating a seamless digital journey with user-friendly experiences. Partnerships with technology companies and platforms with large customer bases and operational excellence offer unique opportunities for growth and enhancing service delivery and customer experience.

FASTag is an electronic toll collection system in India operated by the National Highways Authority of India through prepaid radio frequency identification tags. We are one of the leading banks in electronic toll collection on highways through FASTag. We have not only pioneered the usage of FASTag for toll payments at various national and state highways but also expanded the usage of FASTag for parking payments at airports, malls, and tech parks across the country.

We have partnerships with various leading companies to offer co-branded credit cards. The traction in credit card is being driven by effective portfolio management, facilitated by digital customer onboarding processes.

Digital platforms and solutions for rural customers

We use imagery from observation satellites to measure an array of parameters related to the land, irrigation and crop patterns which is used in combination with demographic and financial parameters to make expeditious lending decisions for farmers. This has helped in reducing the time for credit assessment.

Technology in debt service management

Our debt servicing practice has been built on the core of leveraging technology and advanced data analytics that enables us to reach customer using non-intrusive channels at an optimal cost. We cover over 35% of our early defaults through risk-based models using contactless channels i.e. interactive voice bot, smart interactive voice response (IVR) calls, WhatsApp and short messaging service (SMS) campaigns in more than 14 languages. We have been using various digital payment solution that help collect over 85% of payments digitally. For our rural portfolio, we use satellite-based images and data algorithms to monitor crop health progress and accordingly align our efforts and resources, which help enhance our collection efficiencies.

Digital platforms and journeys for business banking customers, merchant ecosystem and ecommerce ecosystem

Our digital platform, InstaBIZ, is a one-stop solution for all business banking needs. The application enables customers to access banking and related services through a single interface, including payments, collections, trade transactions, current account services, merchant collections, business lending solutions and trade finance services. The application supports digital banking services for MSMEs, entrepreneurs and other business customers, and includes functionalities designed to support business banking and transaction management requirements. The SmartLock feature allows the customers to temporarily block/unblock various banking channels such as UPI, internet banking, iMobile app and debit/credit cards, all with a single click enhancing security.

DigiEase is a digital onboarding platform for business banking customers to provide a seamless onboarding experience. The platform leverages integration with various public data infrastructure under single workflow for seamless retrieval and validation of data digitally, ensuring data reliability and operational efficiency with reduced turnaround time. The platform aims to provide complete visibility across every stage of the customer journey, beginning with onboarding, continuing through sanctioning and disbursement and extending into portfolio monitoring. During fiscal 2026, the Bank introduced enhancements to strengthen the platform’s usability and operational oversight, including the launch of the DigiEase mobile flow to improve accessibility for sourcing channels, guidance notes across tabs to support smoother case initiation and a supervisory dashboard for efficient proposal tracking.

Trade Online platform is a comprehensive digital platform that enables customers to undertake most of their trade finance and foreign exchange transactions online and manage regulatory compliance digitally. The platform facilitates wide range of services such as regularization of bill of entry and export bills, accessing letters of credit and bank guarantees including fixed deposits backed, export credit facility, and facilitating import and export bill collections digitally. We have enhanced its Trade API suite with additional security features to support our growing trade ecosystem. By integrating directly with clients’ enterprise resource planning (“ERP”) systems, the Trade API suite enables automated transaction initiation and reconciliation, elimination of manual intervention, and significant reduction in processing time, thereby offering clients a faster, secure, and seamless experience.

Our strategy in the merchant ecosystem space focuses on onboarding merchants with known and assessable credit worthiness through our comprehensive acquiring platforms including Point of Sale (“POS”), UPI, payment gateway and payout solutions. To support this strategy, the Bank has made strategic investments in building in-house merchant acquiring platform. This platform empowers retailers, online businesses and large e-commerce firms with omni-channel collection and payment capabilities, seamlessly integrated with the Bank. The platform also enables the Bank to integrate the latest available payment devices, ensuring merchants have access to technology for enhanced transaction experiences. We are continuously enhancing our merchant product suite in a fast-evolving competitive landscape to meet the dynamic needs of our customers. Additionally, merchants benefit from connected banking services, which enable instant reconciliation by seamlessly integrated banking with their accounting systems.

The e-commerce ecosystem lends opportunities for us to offer digital solutions to customers and merchants selling their goods through e-commerce websites. Our ‘Cardless Equated Monthly Instalment’ facility enables our pre-approved customers to convert their transactions into equated monthly installments at the check-out section of the e-commerce website or mobile application. Some key solutions offered to e-commerce entities and their sellers include an overdraft facility, composite pay APIs enabling payments through various channels, foreign currency fixed deposit, working capital and easy payment solutions. For customers utilizing e-commerce platforms, we offer solutions such as digital wallets, prepaid cards and co-branded credit cards.

Digital platforms and solutions for corporate and institutional customers and their ecosystems

We offer comprehensive solutions to corporates in over 20 key industries and their ecosystems, like channel partners, dealers, vendors, employees and other stakeholders, thus bringing the full range of banking services to the customer. Platforms offered to corporate customers include corporate internet banking, escrow management, Trade Online and FX Online, and other platforms. To digitize trade transactions, the Bank has strengthened its trade API suite which leverages advanced multithreading technology and offers customers a faster, secure and seamless experience. Our focus is to develop simplified digital solutions across the value chain that enhance customer journey, ensure regulatory compliance, improve operational efficiency and transparency, and reduce overall time taken.

The Digi-Escrow platform modernizes traditional escrow services by offering a seamless digital experience. The Bank is also enhancing journeys on cash management and trade digital platforms.

The Bank is offering solutions to meet the growing requirements of corporates for scalable and efficient supply chain finance solutions through its comprehensive suite of digital platforms. Our platforms such as OneSCF, FSCM, CorpConnect and DigitalLite deliver comprehensive digital solutions for onboarding supply chain partners, enable dealer/vendor financing in seamless manner, providing end-to-end visibility from payments to collections, automated data reconciliation and real-time dashboards in a secure and paperless transaction environment. These solutions also streamline credit assessments using smart engines that incorporate GST data, bureau checks and AI-driven algorithms.

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

Technology in customer relationship management

iCRM is a comprehensive cross-functional unified customer relationship management platform across internal stakeholders such as business centers, product teams and service centers. The platform connects ICICI Bank employees to data and key customer information across the Bank. Designed for both web and mobile platforms, it presents a holistic view of customer engagement history in a consolidated manner, enabling teams to better understand customer needs and preferences and offer suitable banking solutions.

Data Center and Disaster Recovery System

We have two captive data centers designed to optimize energy efficiency and support high server densities. In addition, we maintain a nearby co-located facility in the same area, which acts as a near-site recovery point for critical systems. We also have a separate disaster recovery data center. Furthermore, we are enhancing our overall capacity through new data centers, hosted at co-location facilities.

Additionally, our IT infrastructure is hosted on public cloud platforms and supports critical aspects of our business, including data storage, computing capacity, and software delivery. These systems are monitored around the clock to detect anomalies and ensure prompt incident response. Disaster recovery drills, including failover and failback exercises, are conducted at regular intervals to ascertain the readiness of our systems and validate recovery time and point objectives. We have developed business continuity plans that support the continued operation of critical business functions during a disaster. These plans are aligned with the guidelines issued by the Reserve Bank of India and have been approved by our Board. These plans are tested periodically to ensure effectiveness.

Artificial Intelligence

We expanded the use of AI and generative AI to enhance customer communication, improve efficiency and support decision-making across business and operational functions. We continue to invest in AI use cases across areas such as portfolio monitoring, customer onboarding, fraud detection, document extraction and summarization, content generation and customer servicing, among others. These capabilities empower us to gain data insights, improve productivity, achieve faster turnaround time and deliver seamless banking experiences. The Bank has established a structured and disciplined approach to scale AI, with a focus on long-term value creation, risk management and enterprise-wide adoption. The Bank has invested in an enterprise AI platform, which serves as a secure environment for the development, hosting and deployment of AI and generative AI use cases. This architecture enables effective oversight over data, models and technology infrastructure, while facilitating controlled experimentation and scalable deployment of approved use cases.

Our approach places emphasis on information security, data privacy and responsible AI governance. We have implemented a comprehensive framework of guardrails, including defining ringfenced areas for AI usage, human-in-the-loop oversight, stringent data access controls and effective model governance protocols.

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

Non-financial companies, particularly international technology companies including large e-commerce players, fintech and internet-based service providers, are increasing their presence in the financial sector and are offering payment platforms and select services. We are currently partnering with some of these entities to jointly offer payment and credit products and services. Some or all of these entities, which have substantially more resources than us and other Indian banks, may eventually seek a larger share of the banking and financial services market in India. ICICI Bank is also undertaking various initiatives in developing an enhanced technology architecture such as a focus on platforms and digitization, continuous investments in innovations and security features to be able to respond to the needs of customers with agility.

We seek to compete in the retail market through a comprehensive product portfolio and effective distribution channels, which include digital channels, branches and partnerships. We seek to build a localized understanding of market requirements through micro-market and ecosystem insights to develop an efficient distribution and resource allocation strategy. We offer a comprehensive suite of products and services to customers. These include savings, investment, credit and protection products based on customer needs, along with convenient payment and transaction banking services.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions, regional rural banks and micro-finance companies. The Reserve Bank of India has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, capturing ecosystems, technological capabilities and having multiple channels and an approach to holistically meet the financial needs of customers in this segment.

Commercial Banking Products and Services for Corporate Customers

We seek to compete in this segment based on our service and prompt turnaround time as well as the improvement in our funding base and optimization in our funding cost in recent years which enables us to participate profitably in higher rated corporate credit. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution, ecosystem branches and technology-driven delivery capabilities.

We compete with foreign banks in cross-border trade finance based on our wider geographical reach in India relative to foreign banks and our technology-based customized trade financing solutions enabling most transactions to be undertaken digitally. We leverage our balance sheet size, wider branch network, technological capabilities and our international presence to compete in treasury-related products and services.

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

Employees

At year-end fiscal 2026, we had 174,666 employees, including employees on fixed-term contracts and interns. Of these, ICICI Bank employed 124,324 employees at year-end fiscal 2026. Of our 174,666 employees at year-end fiscal 2026, 118,362 were professionally qualified – graduate/postgraduate, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

ICICI Bank pays performance-linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance-linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined limit, a part of the bonus is deferred and paid over a period. Senior managers and employees in senior management are also given employee stock options as variable pay. The deferred portion of variable pay pertaining to the assessment year or previous year/s (as defined in the policy) is subject to malus, under which the Bank prevents vesting of all or part or none of the unvested variable pay in the event of the assessed divergence in the Bank’s provisioning for non-performing assets or in the event of a reasonable evidence of deterioration in financial performance or in the event of gross misconduct or in the event of a financial restatement and/or other acts as mentioned in the compensation policy. In such cases (other than assessed divergence), variable pay already paid out may also be subjected to clawback arrangements, as defined in the compensation policy. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

ICICI Bank has training centers, where various training programs designed to meet the changing skill requirements of its employees are conducted. These training programs include orientation sessions for new employees and management development programs for mid-level and senior executives. The training centers regularly offer courses conducted by faculty, both national and international, drawn from industry, academia and ICICI Bank’s own organization. Training programs are also conducted for developing functional as well as managerial skills. Products and operations training are also conducted through web-based training modules. ICICI Bank has focused on providing blended learning solutions to its employees. Digital and behavioral learning interventions have been introduced along with functional trainings for various business groups in retail, wholesale, transaction banking and others. These programs are customized and presented after detailed need analysis based on role, vintage and functions. The Bank has worked for creating a structure where every role under each business unit has suitable learning programs.

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

ICICI Bank had a domestic branch network consisting of 7,511 branches, 12,087 ATMs and cash recycler machines at March 31, 2026 as compared to 6,983 branches, 16,285 ATMs and cash recycler machines at March 31, 2025. In addition to branches, extension counters and ATMs, ICICI Bank has 63 administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 67 processing centers and 45 currency chests.

We also provide residential facilities to employees in India. At March 31, 2026, we owned 451 apartments for providing residential facilities to our employees.

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

Penalties imposed by the Reserve Bank of India from April 1, 2025 to March 31, 2026.

•	Reserve Bank of India has, by an order dated April 29, 2025, imposed a monetary penalty of Rs. 10 million (Rupees Ten million only) on ICICI Bank Ltd. (the bank) for non-compliance with certain directions issued by Reserve Bank of India on ‘Cybersecurity Framework in Banks’, ‘KYC’, and ‘Credit Card and Debit Card – Issuance and Conduct’. This penalty has been imposed in exercise of powers conferred on Reserve Bank of India under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. The Bank paid the penalty on May 9, 2025.

•	Reserve Bank of India has by an order dated August 7, 2025, imposed a monetary penalty of Rs. 8 million (Rupees Eight million only) on ICICI Bank Ltd. (the Bank) for non-compliance with certain directions issued by Reserve Bank of India on ‘Valuation of Properties - Empanelment of Valuers’ and ‘Opening of Current Accounts by Banks – Need for discipline’. This penalty has been imposed in exercise of powers conferred on Reserve Bank of India under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. The Bank paid the penalty on August 20, 2025.

The Bank also adheres to the AML requirements as specified by the regulators of respective geographies. The Bank’s AML framework is subject to audit by the Internal Audit Department and their observations are reported to the Audit Committee at regular intervals.

The Bank and its Ex-Managing Director & CEO received a show cause notice in fiscal 2018, requiring responses on matters relating to alleged non-compliance with certain provisions of the erstwhile Listing Agreement and the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Subsequently, SEBI issued a modified show cause notice to the Bank in fiscal 2021, response to which was duly submitted. During fiscal 2025, SEBI issued a show cause notice to the Bank revising the earlier show cause notice with respect to the provisions of penalty applicable and decoupled the Bank’s matter from that of the Ex-Managing Director & CEO. The Bank has submitted its response to SEBI and appeared for personal hearing. The matter is currently pending.

Contingent tax liability

For several years, the tax authorities in the Government of India have demanded the Bank make payments of income tax, interest tax, service tax, goods and services tax and sales tax/value added tax. At year-end fiscal 2026, we had appealed or were in the process of filing an appeal against each of these tax demands. Based on consultation with counsel, decisions in other similarly situated cases and ICICI Group’s internal assessment, our management believed that the tax authorities were not likely to be able to substantiate their tax assessments and, accordingly, we had not provided for these tax demands at year-end fiscal 2026. These tax demands were treated as tax contingencies. At year-end fiscal 2026, our contingent tax liability was assessed at an aggregate of Rs. 148.5 billion. For a discussion of the details the tax demands and the relevant accounting treatments, please refer to Note [14] to our consolidated financial statements, which is included in this annual report.

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

We held a total provision of Rs. 1,079 million at year-end fiscal 2026 for 633 cases with claims totaling to Rs. 2.0 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2026, such claims amounted to a total of Rs. 3.1 billion relating to 98 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in legal proceedings against ICICI Bank. There were 40 such cases at year-end fiscal 2026. Management believes, based on consultation with counsel, that the claims and counterclaims filed against us in the above legal proceedings that are assessed as remote are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or liquidity. Based on a review of other litigations by Legal Group, management believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

At year-end fiscal 2026, there were 161 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more against us, with an aggregate amount of Rs. 779.8 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties).

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

American Depositary Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

•	a fee not in excess of US$ 5.00 per 100 ADSs (or portion thereof) is charged for the issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;

•	a fee not in excess of US$ 5.00 per 100 ADSs (or portion thereof) is charged for the surrender of ADSs in exchange for the underlying deposited securities;

•	a fee not in excess of US$ 5.00 per 100 ADSs (or portion thereof) is charged for distribution of cash dividends, cash entitlements and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements; and

•	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary, Deutsche Bank Trust Company Americas, to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

•	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS including any applicable penalties thereon;

•	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

•	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

•	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements, together with all expenses, transfer and registration fees, taxes, duties, governmental or other charges payable by the depositary.

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

Fees and Other Payments Made by the Depositary

Under the amendment to an agreement previously entered into with the depositary, Deutsche Bank Trust Company Americas, the depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses related to the ongoing maintenance of the ADR program. The amount of payment to us is tied to the amount of fees the depository collects from ADR holders, with certain exceptions. The ADR program fee (net of withholding tax and other outstanding invoice) received in fiscal 2026 is US$ 4.2 million.

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

	Year ended March 31,
	2024					2025					2026
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	11,017,318	Rs.	1,108,708	10.06%	Rs.	12,747,775	Rs.	1,272,610	9.98%	Rs.	14,127,734	Rs.	1,331,960	9.43%
Foreign currency		976,161		57,190	5.86		1,011,729		59,827	5.91		946,237		46,083	4.87
Total advances		11,993,479		1,165,898	9.72		13,759,504		1,332,437	9.68		15,073,971		1,378,043	9.14
Investments:
Investments in Government securities:
Rupee		4,471,598		316,780	7.08		5,170,395		372,849	7.21		5,303,926		374,088	7.05
Foreign currency		45,013		1,391	3.09		38,601		1,290	3.34		50,271		1,487	2.96
Total investment in Government securities		4,516,611		318,171	7.04		5,208,996		374,139	7.18		5,354,197		375,575	7.01
Other investments:
Rupee		875,898		57,784	6.60		1,456,207		94,060	6.46		1,813,752		116,523	6.42
Foreign currency		109,792		5,223	4.76		98,455		4,955	5.03		109,073		4,933	4.52
Total other investments		985,690		63,007	6.39		1,554,662		99,015	6.37		1,922,825		121,456	6.32
Total investments:
Rupee		5,347,496		374,566	7.00		6,626,602		466,909	7.05		7,117,679		490,611	6.89
Foreign currency		154,805		6,614	4.27		137,056		6,245	4.56		159,343		6,420	4.03
Total investments		5,502,301		381,180	6.93		6,763,658		473,154	7.00		7,277,022		497,031	6.83
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee		35,360		2,249	6.36		46,402		2,928	6.31		56,733		3,024	5.33
Foreign currency		..		..	..		..		..	..		..		..	..

	Year ended March 31,
	2024					2025					2026
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Total lending with the Reserve Bank of India		35,360		2,249	6.36		46,402		2,928	6.31		56,733		3,024	5.33
Repo lending:
Rupee		95,537		6,494	6.80		106,623		6,977	6.54		110,468		6,222	5.63
Foreign currency		..		..	..		..		..	..		..		..	..
Total repo lending		95,537		6,494	6.80		106,623		6,977	6.54		110,468		6,222	5.63
Deposits in other banks:
Rupee		88,682		6,336	7.14		135,374		10,255	7.58		166,877		11,480	6.88
Foreign currency		154,610		9,780	6.33		229,839		12,201	5.31		410,504		17,910	4.36
Total deposits in other banks		243,292		16,116	6.62		365,213		22,456	6.15		577,381		29,390	5.09
Other assets:
Rupee		792,694		6,236	0.79		804,332		7,301	0.91		689,177		5,140	0.75
Foreign currency		182,952		6,831	3.73		207,346		7,604	3.67		291,200		8,478	2.91
Total other assets		975,646		13,067	1.34		1,011,678		14,905	1.47		980,377		13,618	1.39
Total other interest-earning assets:
Rupee		1,012,273		21,315	2.11		1,092,731		27,461	2.51		1,023,255		25,866	2.53
Foreign currency		337,562		16,611	4.92		437,185		19,805	4.53		701,704		26,388	3.76
Total other interest-earning assets		1,349,835		37,926	2.81		1,529,916		47,266	3.09		1,724,959		52,254	3.03
Other interest income:
Rupee				7,886					9,643					19,686
Foreign currency				2,380					942					5,315
Total other interest income				10,266					10,585					25,001

Interest-earning assets:
Rupee		17,377,087		1,512,475	8.70		20,467,108		1,776,623	8.68		22,268,668		1,868,123	8.39
Foreign currency		1,468,528		82,795	5.64		1,585,970		86,819	5.47		1,807,284		84,206	4.66
Total interest-earning assets		18,845,615		1,595,270	8.46		22,053,078		1,863,442	8.45		24,075,952		1,952,329	8.11

Fixed assets		117,172					142,321					165,445
Other assets		2,422,172					2,732,224					2,551,027
Total non-earning assets		2,539,344					2,874,545					2,716,472
Total assets	Rs.	21,384,959	Rs.	1,595,270		Rs.	24,927,623	Rs.	1,863,442		Rs.	26,792,424	Rs.	1,952,329
Liabilities:
Savings account deposits:
Rupee	Rs.	3,576,469	Rs.	113,510	3.17	Rs.	3,940,259	Rs.	124,488	3.16	Rs.	4,238,350		110,187	2.60
Foreign currency		49,249		1,348	2.74		44,087		1,313	2.98		51,277		1,133	2.21
Total savings account deposits		3,625,718		114,858	3.17		3,984,346		125,801	3.16		4,289,627		111,320	2.60
Time deposits:
Rupee		7,266,625		453,667	6.24		8,474,332		565,769	6.68		9,302,868		602,596	6.48
Foreign currency		439,291		19,319	4.40		516,586		24,909	4.82		600,639		25,587	4.26
Total time deposits		7,705,916		472,986	6.14		8,990,918		590,678	6.57		9,903,507		628,183	6.34
Other demand deposits:
Rupee		1,369,772					1,554,323					1,757,078
Foreign currency		162,634					152,537					188,274

	Year ended March 31,
	2024					2025					2026
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Total other demand deposits		1,532,406					1,706,860					1,945,352
Total deposits:
Rupee		12,212,866		567,177	4.64		13,968,914		690,257	4.94		15,298,296		712,783	4.66
Foreign currency		651,174		20,667	3.17		713,210		26,222	3.68		840,190		26,720	3.18
Total deposits		12,864,040		587,845	4.57		14,682,124		716,479	4.88		16,138,486		739,503	4.58
Long term borrowings:
Rupee		1,256,389		91,756	7.30		1,322,960		97,847	7.40		994,578		70,753	7.11
Foreign currency		283,052		14,500	5.12		274,068		13,046	4.76		222,812		10,834	4.86
Total long term borrowings		1,539,441		106,256	6.90		1,597,028		110,893	6.94		1,217,390		81,587	6.70
Short-term borrowings:
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee		27,474		1,829	6.66		70,961		4,612	6.50		47,532		2,658	5.59
Foreign currency		..		..	..		1,027		32	3.12		3,489		78	2.24
Total borrowings under liquidity adjustment facility with the Reserve Bank of India		27,474		1,829	6.66		71,988		4,644	6.45		51,021		2,736	5.36
Repo borrowings:
Rupee……………		332,045		21,954	6.61		338,944		21,968	6.48		374,349		20,313	5.43
Foreign currency		4,492		306	6.81		3,522		237	6.73		2,696		116	4.30
Total repo borrowings		336,537		22,260	6.61		342,466		22,205	6.48		377,045		20,429	5.42
Other short term borrowings:
Rupee		178,801		13,743	7.69		338,440		25,765	7.61		563,953		38,503	6.83
Foreign currency		208,785		9,149	4.38		255,309		10,291	4.03		230,889		7,527	3.26
Total other short term borrowings		387,586		22,892	5.91		593,749		36,055	6.07		794,842		46,030	5.79
Short term borrowings:
Rupee		538,320		37,526	6.97		748,345		52,345	6.99		985,834		61,474	6.24
Foreign currency		213,277		9,455	4.43		259,858		10,560	4.06		237,074		7,721	3.26
Total short term borrowings		751,597		46,981	6.25		1,008,203		62,905	6.24		1,222,908		69,195	5.66
Total borrowings:
Rupee		1,794,709		129,282	7.20		2,071,305		150,192	7.25		1,980,412		132,227	6.68
Foreign currency		496,329		23,955	4.83		533,926		23,606	4.42		459,886		18,555	4.03
Total borrowings		2,291,038		153,237	6.69		2,605,231		173,798	6.67		2,440,298		150,782	6.18
Interest-bearing liabilities:
Rupee		14,007,575		696,459	4.97		16,040,219		840,449	5.24		17,278,708		845,010	4.89
Foreign currency		1,147,503		44,622	3.89		1,247,136		49,828	4.00		1,300,076		45,275	3.48
Total interest-bearing liabilities		15,155,078		741,082	4.89		17,287,355		890,277	5.15		18,578,784		890,285	4.79
Other liabilities		3,897,917					4,763,941					4,804,647
Total liabilities		19,052,995		741,082			22,051,296		890,277			23,383,431		890,285
Stockholders’ equity		2,331,964					2,876,327					3,408,993
Total liabilities and stockholders’ equity	Rs.	21,384,959	Rs.	741,082		Rs.	24,927,623	Rs.	890,277		Rs.	26,792,424	Rs.	890,285
(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2025 vs. Fiscal 2024			Fiscal 2026 vs. Fiscal 2025
		Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Interest earned:
Advances:
Rupee	163,902	172,751	(8,849)	59,350	130,102	(70,752)
Foreign currency	2,637	2,103	534	(13,744)	(3,190)	(10,554)
Total advances	166,539	174,854	(8,315)	45,606	126,912	(81,306)
Investment:
Investment in Government securities:
Rupee	56,069	50,392	(5,677)	1,239	9,418	(8,179)
Foreign currency	(101)	(214)	113	197	345	(148)
Total investment in Government securities	55,968	50,178	(5,790)	1,436	9,763	(8,327)
Other investments:
Rupee	36,276	37,484	(1,208)	22,463	22,970	(507)
Foreign currency	(268)	(571)	303	(22)	480	(502)
Total other investments	36,015	36,913	(905)	22,441	23,450	(1,009)
Total investments:
Rupee	92,343	90,126	2,217	23,702	33,849	(10,147)
Foreign currency	(369)	(814)	440	175	898	(723)
Total investments	91,974	89,312	2,657	23,877	34,747	(10,870)
Other interest-earning assets:
Lending with the Reserve Bank of India:
Rupee	679	697	(18)	96	551	(455)
Foreign currency	..	..	..	..	..	..
Total lending with the Reserve Bank of India	679	697	(18)	96	551	(455)
Repo lending:
Rupee	483	725	(242)	(755)	217	(972)
Foreign currency	..	..	..	..	..	..
Total repo lending	483	725	(242)	(755)	217	(972)
Deposits in other banks:
Rupee	3,919	3,537	382	1,225	2,167	(942)
Foreign currency	2,421	3,994	(1,573)	5,709	7,882	(2,173)
Total deposits in other banks	6,340	7,531	(1,191)	6,934	10,049	(3,115)
Other assets:
Rupee	1,065	106	959	(2,161)	(859)	(1,302)
Foreign currency	773	895	(122)	874	2,441	(1,567)

	Fiscal 2025 vs. Fiscal 2024			Fiscal 2026 vs. Fiscal 2025
		Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Total other assets	1,838	1,001	837	(1,287)	1,582	(2,869)
Other interest-earning assets:
Rupee	6,146	2,022	4,124	(1,595)	(1,756)	161
Foreign currency	3,194	4,513	(1,319)	6,583	9,947	(3,364)
Total other interest earning assets	9,340	6,535	2,805	4,988	8,191	(3,203)
Other interest income:
Rupee	1,757	..	1,757	10,043	..	10,043
Foreign currency	(1,438)	..	(1,438)	4,373	..	4,373
Other interest income	319	..	319	14,416	..	14,416
Total interest earned:
Rupee	264,148	264,899	(751)	91,500	162,195	(70,695)
Foreign currency	4,024	5,802	(1,783)	(2,613)	7,655	(10,268)
Total interest earned	268,172	270,701	(2,534)	88,887	169,850	(80,963)
Interest expense:
Savings account deposits:
Rupee	10,978	11,494	(516)	(14,301)	7,750	(22,051)
Foreign currency	(35)	(154)	119	(180)	159	(339)
Total savings account deposits	10,943	11,340	(397)	(14,481)	7,909	(22,390)
Time deposits:
Rupee	112,102	80,630	31,472	36,827	53,669	(16,842)
Foreign currency	5,590	3,727	1,863	678	3,581	(2,903)
Total time deposits	117,692	84,357	33,335	37,505	57,250	(19,745)
Total deposits:
Rupee	123,080	92,124	30,956	22,526	61,419	(38,893)
Foreign currency	5,555	3,573	1,982	498	3,740	(3,242)
Total deposits	128,635	95,697	32,938	23,024	65,159	(42,135)
Borrowings:
Long term borrowings:
Rupee	6,091	4,924	1,167	(27,094)	(23,361)	(3,733)
Foreign currency	(1,454)	(428)	(1,026)	(2,212)	(2,492)	280
Total long term borrowings	4,637	4,496	141	(29,306)	(25,853)	(3,453)
Borrowings under liquidity adjustment facility with the Reserve Bank of India:
Rupee	2,783	2,826	(43)	(1,954)	(1,310)	(644)
Foreign currency	32	32	..	46	55	(9)
Total borrowings under liquidity adjustment facility with the Reserve Bank of India	2,815	2,858	(43)	(1,908)	(1,255)	(653)
Repo borrowings:

	Fiscal 2025 vs. Fiscal 2024			Fiscal 2026 vs. Fiscal 2025
		Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Rupee	14	447	(433)	(1,655)	1,921	(3,576)
Foreign currency	(69)	(65)	(4)	(121)	(36)	(85)
Total repo borrowings	(55)	382	(437)	(1,776)	1,885	(3,661)
Other short term borrowings:
Rupee	12,022	12,153	(131)	12,738	15,397	(2,659)
Foreign currency	1,142	1,875	(733)	(2,764)	(796)	(1,968)
Total other short term borrowings	13,164	14,028	(864)	9,974	14,601	(4,627)
Short term borrowings:
Rupee	14,819	15,426	(607)	9,129	16,008	(6,879)
Foreign currency	1,105	1,842	(737)	(2,839)	(777)	(2,062)
Total short term borrowings	15,924	17,268	(1,344)	6,290	15,231	(8,941)
Total borrowings:
Rupee	20,910	20,056	854	(17,965)	(6,069)	(11,896)
Foreign currency	(349)	1,662	(2,011)	(5,051)	(2,987)	(2,064)
Total borrowings	20,561	21,718	(1,157)	(23,016)	(9,056)	(13,960)
Total interest expended:
Rupee	143,990	112,180	31,810	4,561	55,350	(50,789)
Foreign currency	5,206	5,235	(29)	(4,553)	753	(5,306)
Total interest expended	149,196	117,415	31,781	8	56,103	(56,095)
Net interest income:
Rupee	120,158	152,719	(32,561)	86,939	106,845	(19,906)
Foreign currency	(1,182)	567	(1,754)	1,940	6,902	(4,962)
Total net interest income	118,976	153,286	(34,315)	88,879	113,747	(24,868)

Investment portfolio

Maturity profile wise yields on debt securities

The following table sets forth, at the date indicated, the maturity profile wise yields of our investments in debt securities classified as available-for-sale. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2025				At March 31, 2026
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.2%	7.4%	8.2%	6.0%	7.1%	7.3%	7.7%	7.7%
Government securities	6.6	6.6	7.2	7.1	5.8	5.8	6.5	7.8
Other securities	7.7	8.3	8.3	8.3	7.6	8.2	8.3	8.3
Total debt securities(1)	7.0%	7.0%	7.4%	7.9%	6.5%	6.7%	6.9%	8.1%

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

The following table sets forth, at the date indicated, the maturity profile-wise yields of our investments in debt securities classified as held-to-maturity. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2025				At March 31, 2026
	Up to one year	One to five years	Five to ten years	More than ten years	Up to one year	One to five years	Five to ten years	More than ten years
Corporate debt securities	7.0%	7.0%	7.5%	7.1%	7.2%	7.6%	7.8%	7.7%
Government securities	7.4	7.2	7.2	7.0	6.5	7.2	7.1	7.6
Other securities	7.6	..	..	..	6.8	..	..	..
Total debt securities(1)	7.0%	7.1%	7.2%	7.0%	6.9%	7.2%	7.1%	7.6%

(1)	Includes securities denominated in different currencies.

(2)	Maturity profile is based on residual maturity from the balance sheet date.

Investment portfolio of our overseas branches and banking subsidiaries

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2025		2026
	(in millions)
Bonds
Banks and financial institutions	Rs.	18,723	Rs.	10,824
Corporate		47,397		61,352
Total bonds		66,120		72,176
Others(1)		5,556		6,164
Total	Rs.	71,676	Rs.	78,340
(1)	Includes investments in certificates of deposits.

Investment in India-linked securities of corporate entities was 52.6% at year-end fiscal 2026 as compared to 53.0% at year-end fiscal 2025.

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

	At March 31, 2026
	Bonds(1)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2026	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2026	Mark-to-market gain/ (loss) at March 31, 2026
	(Rs. in millions)
U.S.	..	3,024	..	..	..	3,024	74	(26)	(39)
Canada	..	24,206	..	..	..	24,204	..	241	..
Europe	..	1,836	..	..	..	1,836	(2)	..	(8)
India	2,218	40,892	..	..	2,218	40,892	(88)	204	48
Rest of Asia	..	..	..	6,164	..	6,164	11	..	(1)
Others	..	..	..	..	..	..	(881)	2	(930)
Total portfolio	2,218	69,959	..	6,164	2,218	76,120	(886)	421	(930)
(1)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

	At March 31, 2025
	Bonds(1)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2025	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2025	Mark-to-market gain/ (loss) at March 31, 2025
	(Rs. in millions)
U.S.	..	2,195	..	..	..	2,195	133	(50)	(107)
Canada	..	18,801	..	..	..	18,801	..	60	..
Europe	..	82	..	..	..	82	4	..	(5)
India	2,353	41,473	..	..	2,353	41,473	152	81	127
Rest of Asia	..	458	..	5,556	..	6,014	27	(11)	(10)
Others	..	758	..	..	..	758	(46)	1	(46)
Total portfolio	2,353	63,767	..	5,556	2,353	69,323	270	81	(41)
(1)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary.

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

Bank of India guidelines. See also “Business—Overview of Our Products and Services—Commercial Banking for Retail Customers—Retail Deposits”.

Maturity profile of deposits

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2026.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	4,794,462		..		..	Rs.	4,794,462
Time deposits		7,333,600		3,129,684		325,421		10,788,705
Non-interest-bearing deposits:
Other demand deposits(1)		2,717,034		..		..		2,717,034
Total deposits	Rs.	14,845,096	Rs.	3,129,684	Rs.	325,421	Rs.	18,300,201

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit at March 31, 2025.

	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits(1)	Rs.	4,442,543		..		..	Rs.	4,442,543
Time deposits		7,335,737		1,946,581		315,951		9,598,268
Non-interest-bearing deposits:
Other demand deposits(1)		2,375,563		..		..		2,375,863
Total deposits	Rs.	14,153,842	Rs.	1,946,581	Rs.	315,951	Rs.	16,416,374

(1) Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ category.

The maturity profile in fiscal 2026 shows growth in one year and above tenor maturities. The same is mainly due to gradual increase in tenor of our peak term deposits interest rate offering from ‘15 months - 2 years’ to ‘3 years & above’ during the year, reflecting our strategy to increase the duration of our liabilities.

Uninsured deposits

The following table sets forth, for the periods indicated, the estimated amount of time deposits that exceed the insurance limit, segregated by remaining maturity and the estimated amount of total deposits that are otherwise uninsured:

	At March 31, 2026
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
	(in millions)
Uninsured time deposits
India	Rs.	2,571,972	Rs.	1,249,275	Rs.	2,666,865	Rs.	2,909,439	Rs.	9,397,551
Outside India		174,609		55,102		60,283		26,392		316,386
Total uninsured time deposits	Rs.	2,746,581	Rs.	1,304,377	Rs.	2,727,148	Rs.	2,935,831	Rs.	9,713,937

	At March 31, 2025
	3 months or less		Over 3 months through 6 months		Over 6 months through 12 months		Over 12 months		Total
	(in millions)
Uninsured time deposits
India	Rs.	2,369,068	Rs.	1,454,244	Rs.	2,715,002	Rs.	1,844,031	Rs.	8,382,345
Outside India		130,190		36,279		35,805		12,082		214,356
Total uninsured time deposits	Rs.	2,499,258	Rs.	1,490,523	Rs.	2,750,807	Rs.	1,856,113	Rs.	8,596,701

Total uninsured deposits at March 31, 2026 were Rs. 14,748,147 million and at March 31, 2025 were Rs. 13,174,634 million.

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

Risk Management

Asset liability gap

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2026(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	14,362,382	Rs.	2,019,924	Rs.	64,274	Rs.	16,446,580
Investments		1,290,126		2,802,206		4,614,867		8,707,199
Other assets(2)		2,192,145		64,876		1,564,421		3,821,442
Total assets	Rs.	17,844,653	Rs.	4,887,006	Rs.	6,243,562	Rs.	28,975,221
Capital		..		..		3,630,604		3,630,604
Borrowings		1,408,820		532,265		261,558		2,202,643
Deposits		9,937,927		8,340,523		21,751		18,300,201
Other liabilities(3)		31,009		..		4,980,522		5,011,531
Total liabilities	Rs.	11,377,756	Rs.	8,872,788	Rs.	8,894,435	Rs.	29,144,979
Total gap before risk management positions		6,466,897		(3,985,782)		(2,650,873)		(169,758)
Off-balance sheet positions(4)		(50,487)		(137,331)		124,046		(63,772)
Total gap after risk management positions	Rs.	6,416,410	Rs.	(4,123,113)	Rs.	(2,526,827)	Rs.	(233,530)

(1)	Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

	At March 31, 2025(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Advances (loans), net	Rs.	12,382,050	Rs.	1,734,238	Rs.	91,348	Rs.	14,206,636
Investments		1,240,362		2,252,623		5,370,784		8,863,769
Other assets(2)		1,476,371		99,165		1,621,939		3,197,475
Total assets	Rs.	15,098,973	Rs.	4,086,026	Rs.	7,084,071	Rs.	26,267,880
Capital		..		..		3,139,059		3,139,059
Borrowings		1,445,321		524,016		219,497		2,188,834
Deposits		9,344,200		7,056,500		15,674		16,416,374
Other liabilities(3)		16,807		..		4,661,340		4,678,147
Total liabilities	Rs.	10,806,328	Rs.	7,580,516	Rs.	8,035,570	Rs.	26,422,414
Total gap before risk management positions		4,292,455		(3,494,490)		(952,499)		(154,534)
Off-balance sheet positions(4)		(51,980)		22,270		86,766		57,056
Total gap after risk management positions	Rs.	4,240,475	Rs.	(3,472,220)	Rs.	(865,733)	Rs.	(97,478)

(1)	Includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on asset liability management guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Includes minority interest, liabilities on policy in force, and other liabilities and provisions.

(4)	Off-balance sheet positions comprises net notional amount of derivatives, including foreign exchange forward contracts.

Impact of interest rate movement

The following table sets forth, using the balance sheet at year-end fiscal 2026 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2027, assuming a parallel shift in the yield curve at year-end fiscal 2026.

	At March 31, 2026
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(59,667)	Rs.	(29,834)	Rs.	29,834	Rs.	59,667
Foreign currency portfolio		(4,159)		(2,079)		2,079		4,159
Total	Rs.	(63,826)	Rs.	(31,913)	Rs.	31,913	Rs.	63,826

Based on our asset and liability position at year-end fiscal 2026, the sensitivity model shows that net interest income from the banking book for fiscal 2026 would rise by Rs. 63.8 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2026 would fall by an equivalent amount of Rs. 63.8 billion.

The following table sets forth, using the balance sheet at year-end fiscal 2025 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2026, assuming a parallel shift in the yield curve at year-end fiscal 2025.

	At March 31, 2025
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(41,755)	Rs.	(20,878)	Rs.	20,878	Rs.	41,755
Foreign currency portfolio		(3,893)		(1,947)		1,947		3,893
Total	Rs.	(45,648)	Rs.	(22,825)	Rs.	22,825	Rs.	45,648

Based on our asset and liability position at year-end fiscal 2025, the sensitivity model showed that net interest income from the banking book for fiscal 2025 would rise by Rs. 45.6 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2025 would fall by an equivalent amount of Rs. 45.6 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2026 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2026
	Change in interest rates (in basis points) – Rupee
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	423,068	Rs.	17,860	Rs.	8,984	Rs.	(8,983)	Rs.	(17,858)
Rupee corporate debt securities		353,888		4,717		2,360		(2,360)		(4,717)
Total	Rs.	776,956	Rs.	22,577	Rs.	11,344	Rs.	(11,343)	Rs.	(22,575)

	At March 31, 2026
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	40,604	Rs.	49	Rs.	25	Rs.	(25)	Rs.	(49)
Foreign corporate debt securities		2,218		40		20		(20)		(40)
Total	Rs.	42,822	Rs.	89	Rs.	45	Rs.	(45)	Rs.	(89)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2025 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2025
	Change in interest rates (in basis points) – Rupee
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	602,044	Rs.	26,514	Rs.	13,319	Rs.	(13,298)	Rs.	(26,479)
Rupee corporate debt securities		414,277		7,863		3,940		(3,937)		(7,858)
Total	Rs.	1,016,321	Rs.	34,377	Rs.	17,259	Rs.	(17,235)	Rs.	(34,337)

	At March 31, 2025
	Change in interest rates (in basis points) – Foreign currency
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	35,782	Rs.	27	Rs.	14	Rs.	(14)	Rs.	(27)
Foreign corporate debt securities		2,353		69		34		(34)		(69)
Total	Rs.	38,135	Rs.	96	Rs.	48	Rs.	(48)	Rs.	(96)

Value at risk on equity shares (Proprietary trading book)

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for the equities portfolio of the proprietary trading group of ICICI Bank for fiscal 2025 and fiscal 2026.

	Fiscal 2025			At March	Fiscal 2026			At March
	High	Low	Average	31, 2025	High	Low	Average	31, 2026
	Rs. in million
Value-at-risk	118.2	0.7	51.1	24.9	136.6	3.8	51.6	35.0

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see hypothetical losses in the treasury portfolio in excess of value-at-risk only one percent of the time over a one-year period i.e, where hypothetical losses in the treasury portfolio exceed value-at-risk in three instances. During fiscal 2026, there were two instances of hypothetical loss exceeding the value-at-risk estimates for the equity portfolio of the proprietary trading group. As per the Basel Committee on Banking Supervision (“BCBS”) framework titled “Supervisory Framework for the Use of ‘Backtesting’ in Conjunction with the Internal Models Approach to Market Risk Capital Requirements”, the model falls within the green zone category (i.e. up to 4 backtest exceptions in 250 trading days), which means the backtesting results do not themselves suggest a problem with the quality or accuracy of the Bank’s model.

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

	At March 31, 2026
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	41,670,181	Rs.	(12,760)	Rs.	(6,401)	Rs.	6,401	Rs.	12,760
Currency derivatives(2)		3,166,686		976		488		(488)		(976)
Foreign exchange		14,369,199		601		300		(300)		(601)
Total	Rs.	59,206,066	Rs.	(11,183)	Rs.	(5,613)	Rs.	5,613	Rs.	11,183

1.	Notional principal

2.	Includes futures, options and cross-currency interest rate swaps

	At March 31, 2025
	Change in interest rates (in basis points)
	Portfolio Size(1)		(100)		(50)		50		100
	(in millions)
Interest rate derivatives	Rs.	51,894,372	Rs.	(10,960)	Rs.	(4,796)	Rs.	4,796	Rs.	10,960
Currency derivatives(2)		6,104,786		(99)		(49)		49		99
Foreign exchange		16,813,604		175		88		(88)		(175)
Total	Rs.	74,812,762	Rs.	(10,884)	Rs.	(4,757)	Rs.	4,757	Rs.	10,884

1.	Notional principal

2.	Includes futures, options and cross-currency interest rate swaps

The following table sets forth the possible prediction of the impact of change in foreign exchange rates on the value of the net open position of ICICI Group.

	At March 31, 2026
	Change in forex rates on the value of the net open position (in basis points)
	Net open position(1)		(100)		100
	(in millions)
Total open position for ICICI Group	Rs.	6,494	Rs.	11,606	Rs.	4,634

	At March 31, 2025
	Change in forex rates on the value of the net open position (in basis points)
	Net open position		(100)		100
	(in millions)
Total open position for ICICI Group	Rs.	9,990	Rs.	(4,764)	Rs.	13,379

1.	Net open position is computed as per the Reserve Bank of India regulatory requirement.

Credit spread risk

The following table sets forth, using our held-for-trading portfolio at year-end as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2026
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	356,107	Rs.	4,757	Rs.	2,380	Rs.	(2,380)	Rs.	(4,757)

	At March 31, 2025
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	416,630	Rs.	7,932	Rs.	3,975	Rs.	(3,971)	Rs.	(7,927)

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

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2025(3)			2026
	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	7,646,497	53.1%	Rs.	8,527,100	US$	93,264	51.3%
Wholesale/Retail trade		965,633	6.7		1,211,471		13,250	7.3
Rural retail		814,661	5.7		1,049,618		11,480	6.3
Services-finance		836,247	5.8		814,474		8,908	4.9
Real Estate Activities		484,056	3.4		600,459		6,567	3.6
Services - Non finance		489,742	3.4		595,104		6,509	3.6
Road, port, telecom, urban development & other infrastructure		387,282	2.7		380,241		4,159	2.3
Crude petroleum/refining & petrochemicals		115,090	0.8		190,967		2,089	1.1
Chemicals & fertilisers		119,869	0.8		164,560		1,800	1.0
Manufacturing products (excluding metal)		299,846	2.1		377,082		4,124	2.3
Food & beverages		144,353	1.0		169,820		1,857	1.0
Construction		216,476	1.5		243,624		2,665	1.5
Iron and steel (including iron and steel products)		186,084	1.3		234,232		2,562	1.4
Textile		201,298	1.4		231,246		2,529	1.4
Gems & jewellery		156,376	1.1		224,933		2,460	1.4
Electronics & engineering		270,246	1.9		316,445		3,461	1.9
Others (2)		1,055,538	7.3		1,289,167		14,100	7.8
Gross advances (loans)		14,389,294	100.0%		16,620,543		181,784	100.0%
Allowance for advances (loan) losses		(182,657)			(173,963)		(1,903)
Net advances (loans)	Rs.	14,206,637		Rs.	16,446,580	US$	179,881

1.	Includes home loans, automobile loans, commercial business loans, personal loans, credit cards, two wheeler loans and loans against securities.

2.	Primarily include developer financing portfolio, mining, cement, drugs and pharmaceuticals, shipping, metal and metal products (excluding iron and steel), power, automobiles and fast moving consumer goods.

3.	Prior period figures have been re-grouped, where necessary.

Our capital allocation is focused on building a granular portfolio and sustainably improving our portfolio quality. Gross retail finance advances increased by 11.5% in fiscal 2026 compared to an increase of 15.5% in total gross advances in fiscal 2026. As a result, retail finance decreased from 53.1% of gross loans at year-end fiscal 2025 to 51.3% of gross loans at year-end fiscal 2026.

At year-end fiscal 2026, our 20 largest borrowers accounted for 4.2% of our gross loan portfolio, with the largest borrower accounting for 0.6% of our gross loan portfolio. The largest group of companies under the same management control accounted for 1.0% of our gross loan portfolio at year-end fiscal 2026.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans net of allowance for losses

	March 31, 2026
	Due within 1 year		Due between 1 to 5 years		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	2,915,769	Rs.	3,800,861	Rs.	543,468	Rs.	8,879	Rs.	7,268,977
Consumer loans		2,088,628		3,663,906		2,988,011		437,058		9,177,603
Total	Rs.	5,004,397	Rs.	7,464,767	Rs.	3,531,479	Rs.	445,937	Rs.	16,446,580

	March 31, 2025
	Due within 1 year		Due between 1 to 5 years		Due between 5 to 15 years		Due in more than 15 years		Total
	(in millions)
Commercial loans	Rs.	4,390,424	Rs.	1,180,311	Rs.	485,706	Rs.	12,404	Rs.	6,068,845
Consumer loans		1,636,133		3,000,340		2,690,460		810,859		8,137,792
Total	Rs.	6,026,557	Rs.	4,180,651	Rs.	3,176,166	Rs.	823,263	Rs.	14,206,637

Loan portfolio – by fixed or variable interest rate

The following table sets forth, at the date indicated, the amount of our loans with residual contractual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2026
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	473,501	Rs.	3,879,707	Rs.	4,353,208
Consumer loans and credit card receivable		2,257,311		4,831,664		7,088,975
Lease financing		..		..		..
Total loans with maturity greater than 1 year	Rs.	2,730,812	Rs.	8,711,371	Rs.	11,442,183

	At March 31, 2025
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Commercial loans	Rs.	126,029	Rs.	1,552,392	Rs.	1,678,421
Consumer loans and credit card receivable		2,175,469		4,326,190		6,501,659
Lease financing		..		..		..
Total loans with maturity greater than 1 year	Rs.	2,301,498	Rs.	5,878,582	Rs.	8,180,080

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit. ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis. During fiscal 2026, the Bank purchased Priority Sector Lending Certificates amounting to Rs. 1,834.0 billion (fiscal 2025: Rs. 1,183.7 billion) and sold Priority Sector Lending Certificates amounting to Rs. 1,554.1 billion (fiscal 2025: Rs. 1,228.9 billion). See also “Supervision and Regulation—Regulations Relating to Loans and Advances—Directed Lending—Priority Sector Lending”.

The following table sets forth, for the periods indicated, ICICI Bank’s average priority sector lending:

	Fiscal 2025			Fiscal 2026
	Amount		% of adjusted net bank credit	Amount				% of adjusted net bank credit	Target (% of adjusted net bank credit)
	(in billions, except percentages)
Agriculture Sector	Rs.	2,025.15	18.00%	Rs.	2,294.06	US$	24.4	17.75%	18.00%
- Small and marginal farmers		1,197.77	10.65%		1,362.24		14.5	10.54%	10.00%
- Non-corporate farmers		1,627.61	14.47%		1,768.17		18.8	13.68%	14.00%
MSMEs		2,640.66	..		3,290.90		35.1	..	..
- Micro enterprises		882.04	7.84%		1,181.30		12.6	9.14%	7.50%
Other priority sector		253.86	..		(355.86)		(3.8)	..	..
Total priority sector lending	Rs.	4,919.67	43.72%	Rs.	5,229.10	US$	55.7	40.47%	40.00%
- Weaker sections	Rs.	1,377.63	12.24%	Rs.	1,638.67	US$	17.5	12.68%	12.00%

The priority sector lending master circular issued by the Reserve Bank of India requires that banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund established with National Bank for Agriculture and Rural Development and other Funds as decided by the Reserve Bank of India from time to time. The Bank may be required by the Reserve Bank of India to deposit with the Rural Infrastructure Development Fund and other related funds, certain amounts as specified by the Reserve Bank of India in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. At year-end fiscal 2026, our total investment in funds of government sponsored development banks due to shortfall in lending to priority sectors was Rs. 103.7 billion, which was fully eligible for consideration in overall priority sector achievement.

Export Credit

The Reserve Bank of India requires banks to make loans to exporters at concessional interest rates as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. Export credit in the agriculture, MSMEs sectors is permitted to be categorized as priority sector lending. Additionally, the Export credit is extended as priority sector lending basis the classification criteria specified by the Reserve Bank of India. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. As at March 31, 2026, ICICI Bank’s export credit was Rs. 163.1 billion, which amounted to 1.23% of the Bank’s adjusted net bank credit.

Non-performing loans

The following table sets forth, at the dates indicated, gross (net of write-offs, interest suspense and derivatives income reversal) non-performing loans by borrowers’ industry or economic activity and as a percentage of total non-performing loans.

	At March 31,
	2025					2026
	Amount		As a percentage of non-performing loans	Amount		Amount		As a percentage of non-performing loans
	(in millions, except percentages)
Retail finance(1)	Rs.	90,386	37.1%	Rs.	76,904	US$	820	32.8%
Rural finance(2)		43,396	17.8		47,488		506	20.3
Wholesale/retail trade		14,257	5.9		17,125		183	7.3
Crude petroleum/refining and petrochemicals		16,912	7.0		17,070		182	7.3
Electronics and engineering		12,653	5.2		12,585		134	5.4
Construction		11,529	4.7		11,164		119	4.8
Services—non finance		6,798	2.8		7,964		85	3.4
Roads, ports, telecom, urban development & other infrastructure		8,654	3.6		6,283		67	2.7
Iron/steel and products		4,484	1.8		4,483		48	1.9
Mining		3,510	1.4		3,755		40	1.6
Power		3,857	1.6		3,688		39	1.6
Gems & jewellery		2,393	1.0		2,402		26	1.0
Manufacturing products (excluding metal)		1,417	0.6		2,208		24	0.9
Other Industries(3)		23,064	9.5		21,154		224	9.0
Gross non-performing loans	Rs.	243,310	100.0%	Rs.	234,273	US$	2,497	100.0%
Aggregate provision for loan losses		(181,756)			(173,316)		(1,847)
Net non-performing loans	Rs.	61,554		Rs.	60,957	US$	650
(1)	Includes home loans, commercial business loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Includes kisan credit card and jewel loans to customers from rural and urban areas.

(3)	Other industries primarily include developer financing portfolio, automobiles, cement, shipping, food and beverages, chemical and fertilizers, textile, drugs and pharmaceuticals, metal and products (excluding iron and steel) services – finance and fast moving consumer goods.

See “Operating and Financial Review and Prospects—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2026”.

Restructured loans

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2025			2026
	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Retail finance	Rs.	21,587	91.5%	Rs.	16,764	US$	179	91.7%
Wholesale/Retail Trade		59	0.2		686		7	3.8
Construction		1,351	5.7		220		2	1.2
Roads, port, telecom, urban development & other infrastructure		255	1.1		212		2	1.2
Services – Non finance		154	0.7		208		2	1.1
Others(1)		192	0.8		183		2	1.0
Gross restructured loans	Rs.	23,598	100.0%	Rs.	18,273	US$	194	100.0%
Aggregate provision for loan losses		(900)			(647)		(7)
Net restructured loans(2)	Rs.	22,698		Rs.	17,626	US$	187

(1)	Others primarily include automobile, textiles, food and beverages, wholesale/retail trade, services-non finance, services-finance, manufacturing products (excluding metal) and gems and jewellery.

(2)	In addition, the Bank holds general provision amounting to Rs. 4.8 billion at year-end fiscal 2026 (year-end fiscal 2025: Rs. 6.0 billion) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

Key ratios-Asset quality

The following table sets forth, for the periods indicated, our key ratios on asset quality.

	At or for the year ended March 31,
	2025	2026
	(Rs. in millions, except percentages)
Gross restructured loans as a percentage of gross loans	0.16%	0.11%
-Gross restructured loans	23,598	18,273
-Total gross loans	14,389,294	16,620,543
Gross non-performing loans as a percentage of gross loans	1.69	1.41
-Gross non-performing loans	243,310	234,273
-Total gross loans	14,389,294	16,620,543
Net restructured loans as a percentage of net loans	0.16	0.11
-Net restructured loans	22,698	17,626
-Total net loans	14,206,637	16,446,580
Net non-performing loans as a percentage of net loans(1)	0.43	0.37
-Net non-performing loans	61,554	60,957
-Total net loans	14,206,637	16,446,580
Provision on restructured loans as a percentage of gross restructured loans(2)	3.81	3.54
-Provision on restructured loans	900	647
-Gross restructured loans	23,598	18,273
Provision on non-performing loans as a percentage of gross non-performing loans	74.70	73.98
-Provision on non-performing loans	181,756	173,316
-Gross non-performing loans	243,310	234,273
Provision as a percentage of gross loans(3)	2.71%	2.41%
-Provisions	390,090	400,090
-Total gross loans	14,389,294	16,620,543

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(2)	In addition, the Bank holds 25% general provision on restructured assets (including general provision required as per the guidelines issued by the Reserve Bank of India).

(3)	Includes general provision on standard assets.

Net loan write-offs and Provision on non-performing loans

The table presents net loan write-offs and percentage of average loans for the periods indicated.

	March 31, 2025			March 31, 2026
Average loan portfolio	Net loan write-offs(1)		% of average gross loans	Net loan write-offs(1)		% of average gross loans
	(in millions, except percentages)
Commercial loans	Rs.	22,684	0.40%	Rs.	(294)	..
Consumer loans		59,055	0.74		61,538	0.70%
Lease financing		..	..		..	..
Total loans	Rs.	81,739	0.60%	Rs.	61,244	0.45%

(1)	Net loan write-offs is the difference between gross loan write-offs and recoveries from written-off amounts.

       Net loan write-offs as a percentage of our average total loan portfolios were 0.45% in the fiscal 2026 as compared to 0.60% in the fiscal 2025.

The following table shows an allocation of ICICI Group’s total provision on non-performing loans and the percentage of loans in each category to total gross loans for the periods indicated.

	March 31, 2025			March 31, 2026
	Amount		% of loans in each category to total gross loans	Amount		% of loans in each category to total gross loans
	(in millions, except percentages)
Commercial loans	Rs.	96,741	42.8%	Rs.	92,086	44.3%
Consumer loans		85,015	57.2		81,230	55.7
Lease financing		..	..		..	..
Total loans	Rs.	181,756	100.0%	Rs.	173,316	100.0%

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. Apart from banking products and services, we offer life and general insurance, asset management, securities brokerage and private equity products and services through specialized subsidiaries. Our consolidated total assets at year-end fiscal 2026 were Rs. 29,145.0 billion. Our consolidated capital and reserves and surplus, including employees’ stock options outstanding at year-end fiscal 2026, were Rs. 3,630.6 billion and our consolidated net profit (after minority interest) for fiscal 2026 was Rs. 542.1 billion.

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

We are also engaged in insurance, asset management, securities brokerage business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited and ICICI Prudential Asset Management Company Limited, provide a wide range of life insurance, general insurance and asset management products respectively.

Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and securities brokerage and primary dealership in government securities and fixed income market operations, respectively. Our private equity fund management subsidiary, ICICI Venture Funds Management Company Limited transferred the private equity, venture capital and real estate fund management business to ICICI Prudential Asset Management Company Limited. ICICI Venture Funds Management Company Limited would continue to undertake certain advisory activities as well as manage certain residual funds.

Our subsidiary, ICICI Pension Fund Management Limited is a registered pension fund manager under the National Pension System.

Certain Factors Affecting Our Results of Operations

Our loan portfolio, financial condition and results of operations have been and, in the future would be, influenced by economic conditions in India, global economic developments affecting our customers such as changes in commodity prices, oil and energy prices, global supply-chain disruptions and geopolitical risks, conditions in global financial markets, economic conditions in the United States and other foreign countries where we have a significant presence or which impact the Indian economy and global markets, evolving global and India’s domestic regulations, developments in technology and their impact on banking and financial services, and global and regional natural disasters and pandemics such as COVID-19. For ease of understanding the following discussion of our results of operations, you should consider these factors and other key developments.

Trends in fiscal 2026

The global gross domestic product (“GDP”) grew by 2.8% in calendar year 2025. The GDP of advanced economies grew by 1.9% and the GDP of emerging economies grew by 4.4% in calendar year 2025, compared to 1.8% growth in advanced economies and 4.5% for emerging economies in calendar year 2024. Global growth was stable through calendar year 2025.

Global inflation moderated to 4.1% in calendar year 2025 (5.8% in calendar year 2024). However, the calendar year 2026 inflation forecast for advanced economies has been revised upward by 0.6% to 2.8% year-on-year since January 2026. The inflation outlook for emerging and developing Asia markets has been revised upwards to 2.6% which is an increase from 1.1% in 2025.

However, major policy shifts are resetting the global trade system, and together with geopolitical developments, are causing uncertainty in the global economy. A key risk to inflation stems from ongoing global uncertainty, particularly the threat of new U.S. tariffs. In particular, the effects of recently imposed tariffs on inflation across countries will depend on whether the tariffs are perceived to be temporary or permanent, the extent to which firms adjust margins to offset increased import costs, and whether imports are invoiced in USD or local currency. Cross-country effects will differ as economies face a complex mix of shocks, and central banks formulate monetary policy based on domestic conditions. Global Brent crude oil prices increased substantially following the onset of the conflict in West Asia in March 2026. India is a major oil importing country, with significant reliance on oil and natural gas imports from West Asia. Therefore, the Indian economy remains exposed to supply and price shocks.

The Indian economy grew by 7.7% year-on-year and 7.1% year-on-year in fiscal 2026 and fiscal 2025 respectively, primarily driven by higher private consumption and investment.

In fiscal 2026, India’s GDP growth stood at 7.7% year-on-year, mainly driven by higher private consumption, which grew by 7.7% year-on-year compared to 5.8% in fiscal 2025. This was due to support by tax cuts, goods and services tax rationalization, easing inflation, and stronger rural demand. India’s gross value added grew by 7.9% year-on-year in fiscal 2026, driven by higher industrial growth of 8.5% year-on-year and buoyant services growth of 9.3% year-on-year, while agricultural growth saw a moderation at 3.0% year-on-year compared to 4.2% in fiscal 2025.

India’s merchandise exports were broadly flat at USD 446.1 billion in fiscal 2026 compared to USD 442.1 billion in fiscal 2025. Merchandise imports on the other hand rose by 7.5% year-on-year to USD 783.4 billion in fiscal 2026 compared to USD 729.0 billion in fiscal 2025. The trade deficit, hence, rose to

USD 337.3 billion in fiscal 2026 as compared to USD 286.9 billion in fiscal 2025. However, net services exports have seen an increase to USD 216.6 billion in fiscal 2026 as compared to USD 188.8 billion in fiscal 2025. India’s current account deficit stood at USD 25.4 billion or 0.6% of GDP in fiscal 2026. India’s net foreign portfolio outflows were at USD 16.4 billion in fiscal 2026, compared to inflows at USD 2.7 billion in fiscal 2025, with equity outflows at USD 19.7 billion and debt inflows at USD 3.1 billion. Gross FDI inflows into India were USD 98.3 billion during fiscal 2026, compared to inflows of USD 84.2 billion in fiscal 2025. However, the net FDI inflows were USD 6.9 billion in fiscal 2026, compared to USD 1.0 billion during fiscal 2025.

Inflation in India as measured by the Consumer Price Index came down from 3.56% year-on-year in March 2025 to 3.40% year-on-year in March 2026. The average inflation rate during fiscal 2026 was 2.06% year-on-year compared to 4.64% year-on-year in fiscal 2025. The softening in inflation was due to food inflation easing to 0.03% in fiscal 2026 compared to 3.54% year-on-year in fiscal 2025, mainly due to normal rainfall and higher food output. Core inflation was also benign at 3.80% year-on-year in fiscal 2026 compared to 3.65% year-on-year in fiscal 2025.

After keeping the policy rate unchanged for two years, the monetary policy committee entered into an easing cycle, from February 2025 onwards, by a cumulative amount of 125 basis-points reduction in policy rate, of which 100 basis-points were reduced in fiscal 2026, and reduced the cash reserve ratio by 100 basis-points from 4.0% to 3.0%, implemented in four equal tranches of 25 basis points on September 6, October 4, November 1 and November 29, 2025. The reduction in the policy rates was driven by a greater degree of certainty in the decline in headline inflation, particularly food inflation. The policy stance was briefly changed to ‘accommodative’ in April 2025 and then changed back to ‘neutral’ in June 2025 and has been unchanged since. Daily average banking system liquidity for fiscal 2026 was at a surplus of approximately Rs. 1,793.0 billion. In fiscal 2026, the Reserve Bank of India injected Rs. 13.3 trillion of durable liquidity into the banking system, through various means, including by reducing the cash reserve ratio, engaging in open-market operations and conducting foreign exchange swap operations.

Medium-term growth prospects are positive, driven by the underlying fundamental domestic drivers of the Indian economy. Supportive monetary policies, tax cuts and government spending are expected to boost consumption and growth. However, global trade uncertainties around U.S. tariffs and other trade policies and the West Asia conflict could pose a downside risk to exports and weigh on global growth, which may negatively impact Indian growth.

During fiscal 2026, the Rupee depreciated by 10.9% from Rs 85.46 per USD at March 31, 2025 to Rs 94.83 per USD at March 31, 2026. The benchmark S&P BSE Sensex declined by 7.06% during fiscal 2026 compared to an increase of 4.39% in fiscal 2025. The yields on the benchmark 10-year government securities moved from 6.58% at March 31, 2025 to 7.04% at March 31, 2026, which was the highest for the fiscal year too.

Credit extended by the banking system to non-food sectors grew by 16.1% year-on-year at March 31, 2026 compared to 11% year-on-year at March 31, 2025. According to the sectoral breakdown of credit data available, credit growth continued to be driven by services at 19% year-on-year and personal credit at 16.2% year-on-year (aided by goods and services tax rationalization) while credit to industry also increased by 15% year-on-year.

Meanwhile, deposit growth for scheduled commercial banks has also picked up, with deposit growth at 13.5% year-on-year for the fortnight ending 31st March 2026 vs. 10.3% year-on-year growth for the same period in March 2025.

According to the Reserve Bank of India’s Financial Stability Report of June 2025, gross non-performing assets of scheduled commercial banks continued to decline, with gross non-performing assets ratio at 1.8% and net non-performing assets ratio at 0.4% at March 31, 2025 compared to a gross non-performing assets ratio at 2.3% and net non-performing assets ratio at 0.5% at March 31, 2025.

Business Overview

In assessing our performance, we monitor key financial variables such as the change in profit before tax, excluding treasury, and return on equity. We also look at the changes in asset yields, cost of funds, net interest margin, fee income and cost ratios. We also monitor key business indicators, such as deposit growth, funding mix, loan growth and loan delinquency trends. We re-evaluate underwriting norms and risk management on an ongoing basis and assess the financial impact of events on our capital, revenue, credit costs and asset quality. We analyze changes in economic indicators such as interest rates, liquidity, exchange rates and the performance of various sectors and sub-sectors of the economy. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints, frauds, cyber-threats, data security and preparedness to address them and estimates of market share in key areas of business. We continue to evaluate the impact of climate change risks on the loan portfolio and the environmental, social and governance profile of our large borrowers.

See also “—Executive Summary—Certain Factors Affecting Our Results of Operations—Trends in fiscal 2026”.

We have focused on maintaining and enhancing our deposit franchise, including by leveraging technology. We have focused on opportunities in retail lending, including cross-selling additional products to our existing customers and growing our lending to small and medium businesses, to build a more granular portfolio and sustainably improve portfolio quality. We have sought to meet the holistic needs of our corporate clients and their ecosystems.

We continued to focus on maintaining capital adequacy ratios that are higher than regulatory requirements. As of March 31, 2026, we continued to hold contingency provisions on a prudent basis.

A discussion of our financial performance in fiscal 2026 is given below:

Profit before tax excluding treasury income (calculated as profit before tax less income from treasury-related activities, both reported separately in operating results data) increased by 6.6% from Rs. 638.2 billion in fiscal 2025 to Rs. 680.5 billion in fiscal 2026.

Operating profit before provisions increased by 6.3% from Rs. 777.6 billion in fiscal 2025 to Rs. 827.0 billion in fiscal 2026 primarily due to an increase in net interest income and other income, offset, in part, by an increase in operating expenses.

Net interest income increased by 9.1% from Rs. 973.0 billion in fiscal 2025 to Rs. 1,061.9 billion in fiscal 2026, reflecting an increase of 9.2% in the average volume of interest-earning assets.

Other income (including share of profit in associates) increased by 8.1% from Rs. 1,084.1 billion in fiscal 2025 to Rs. 1,171.6 billion in fiscal 2026 primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities. Premium and other operating income relating to insurance business increased by 9.5% from Rs. 709.0 billion in fiscal 2025 to Rs. 776.2 billion in fiscal 2026. Commission, exchange and brokerage income increased by 5.6% from Rs. 277.7 billion in fiscal 2025 to Rs. 293.3 billion in fiscal 2026. Income from treasury-related activities increased by 1.0% from Rs. 91.8 billion in fiscal 2025 to Rs. 92.7 billion in fiscal 2026.

Operating expenses increased by 9.9% from Rs. 1,278.0 billion in fiscal 2025 to Rs. 1,403.9 billion in fiscal 2026 primarily due to an increase in payments to and provisions for employees and expenses relating to our insurance business.

Provisions and contingencies (excluding provision for tax) increased by 14.9% from Rs. 49.1 billion in fiscal 2025 and Rs. 56.4 billion in fiscal 2026. Provision for non-performing and other assets increased by 52.1% from Rs. 41.3 billion in fiscal 2025 to Rs. 62.8 billion in fiscal 2026. During fiscal 2025, the Bank received security receipts on sale of fully provided loans to asset reconstruction company. The Bank continued with the provisions under ‘Provision for investments’ by transferring from ‘Provisions from non-performing and other assets’. During fiscal 2026, following its annual supervisory review, the Reserve Bank of India directed the Bank to make a standard asset provision of Rs. 12.8 billion in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. Excluding the above provision, as directed by the Reserve Bank of India, and the movement of provision on sale of loans to asset reconstruction company during fiscal 2025, the provisions for non-performing and other assets in fiscal 2026 decreased as compared to fiscal 2025 primarily due to lower additions to gross non-performing retail and rural advances. The provision coverage ratio was 74.0% at March 31, 2026 compared to 74.7% at March 31, 2025.

Gross non-performing loans (net of write-offs) decreased from Rs. 243.3 billion at year-end fiscal 2025 to Rs. 234.3 billion at year-end fiscal 2026. Net non-performing loans decreased from Rs. 61.6 billion at year-end fiscal 2025 to Rs. 61.0 billion at year-end fiscal 2026. The net non-performing loans ratio was 0.4% at year-end fiscal 2025 and fiscal 2026. See also, “Risk Factors—Risks Relating to Our Business—If the level of our non-performing assets increases and the overall quality of our loan portfolio deteriorates, our business will suffer.”

Income tax expense increased from Rs. 184.3 billion in fiscal 2025 to Rs. 193.8 billion in fiscal 2026 primarily due to an increase in profit before tax. The effective tax rate decreased from 25.3% in fiscal 2025 to 25.1% in fiscal 2026.

The profit after tax (after minority interest) increased by 6.2% from Rs. 510.3 billion in fiscal 2025 to Rs. 542.1 billion in fiscal 2026.

Net worth (equity share capital, reserves and surplus and employees stock options outstanding) increased from Rs. 3,139.1 billion at year-end fiscal 2025 to Rs. 3,630.6 billion at year-end fiscal 2026 primarily due to the annual accretion to reserves and surplus out of profit, offset, in part, by payment of dividend. Total assets and liabilities increased by 10.3% from Rs. 26,422.4 billion at year-end fiscal 2025 to Rs. 29,145.0 billion at year-end fiscal 2026. Total advances increased by 15.8% from 14,206.6 billion at year-end fiscal 2025, to Rs. 16,446.6 billion at year-end fiscal 2026. Total deposits increased by 11.5% from Rs. 16,416.4 billion at year-end fiscal 2025 to Rs. 18,300.2 billion at year-end fiscal 2026.

The changes in capital adequacy ratios of ICICI Bank on an unconsolidated basis (after deducting the proposed dividend for fiscal 2026 from capital funds), in accordance with the Reserve Bank of India’s guidelines on Basel III, the Prudential Norms on Capital Adequacy, were as follows: common equity Tier 1 risk-based capital ratio increased from 16.0% in fiscal 2025 to 16.4% is fiscal 2026, and Tier 1 risk-based capital ratio increased from 16.0% in fiscal 2025 to 16.4% in fiscal 2026, and the total risk-based capital ratio increased from 16.6% in fiscal 2025 to 17.2% in fiscal 2026. The changes in our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2026 were as follows: common equity Tier 1 risk-based capital ratio increased from 15.8% in fiscal 2025 to 16.3% in fiscal 2026; and Tier 1 risk-based capital ratio increased from 15.8% in fiscal 2025 to 16.3% in fiscal 2026; and total risk-based capital ratio increased from 16.4% in fiscal 2025 to 17.1% in fiscal 2026.

Business Outlook

Over the medium term, the outlook for the Indian economy is positive. India’s economy is expected to grow driven by increases in both investment and consumption. Favorable demographics, growing digitization and formalization of the economy, domestic demand, services exports, growing urbanization, healthy corporate and bank balance sheets and the opportunity for integration into global value chains are some of the key factors expected to drive India’s growth and create opportunities for the banking and financial sector in India. Supportive monetary policies, tax cuts and government spending are expected to support consumption and growth. At the same time, the global economic environment continues to have significant uncertainties, including evolving government policies, geopolitical tensions and divergent inflation and growth profiles in different regions. Global trade uncertainties, energy prices and supply-chain issues, U.S. tariffs and other trade policies could pose a downside risk to exports and weigh on global growth, which may impact India’s domestic growth. Developments in technology, such as AI may present both potential risks and opportunities. While enabling improved services, productivity and capacity for growth, they may intensify competition, and impact employment. Adverse global developments could impact the Indian economy via both trade and financial channels. But India’s foreign exchange reserves and well capitalized financial sector should mitigate the impact of the global developments on the Indian domestic economy.

Our long-term strategy will continue to focus on growing profit before tax excluding treasury (calculated as profit before tax less income from treasury-related activities, both reported separately in operating results data) within the guardrails of risk and compliance. The Bank focuses on the principles of ‘Return of Capital’, ‘Fair to Customer, Fair to Bank’. ‘One Bank, One Team’, ‘Agile Risk Management’ and ‘Compliance with Conscience’. We focus on creating holistic value propositions for our customers by adopting a 360-degree customer-centric approach and capturing opportunities across customer ecosystems and micro markets, leveraging internal synergies, building partnerships and simplifying processes. Cross-functional collaboration among teams has been facilitated to tap into key customer and market segments, enabling 360-degree coverage of customers and increasing wallet share. We emphasize deepening coverage and enhancing delivery capabilities while continuing the focus on risk-calibrated profitable growth. We have also streamlined our organizational structure and empowered teams to create flexibility and agility in capturing business opportunities. This improves our ability to engage with customers and respond to their needs. Simplifying our internal processes to better serve our customers and improve our operating efficiency is a key area of focus. The Bank is committed to strengthening sustainability practices and integrating environmental, social and governance practices in its operations and business.

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

We have over the years grown our deposit franchise and improved the credit rating profile of our portfolio. We also improved cost efficiency, scaled up retail and small business loan growth, calibrated lower rated corporate loan growth and maintained healthy capital adequacy ratios. We have repositioned our international franchise to focus on non-resident Indians for deposits, wealth and remittances businesses. Further, through our international franchise we are focusing on deepening relationships with well-rated Indian corporates in international markets as well as multinational companies to maximize India-linked trade, transaction banking and lending opportunities within our risk management framework. See also, “Business—Strategy.”

We believe that our deposit franchise and competitive funding costs along with our distribution network, customer base and technology-based offerings, underpinned by our focus on risk management practices, enable us to pursue growth opportunities profitably. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low-cost savings and current account deposits. Deposit growth also depends on customer behavior and preferences for deposits versus other investment products. Our ability to grow our deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. Regulatory developments like the introduction of a digital currency by the Reserve Bank of India may also impact our ability to raise low-cost deposits in the medium to long term. We continue to focus on maintaining a resilient balance sheet and strong capital levels.

Our success will be determined by our ability to respond to the evolving economic environment, maintain a strong balance sheet with adequate buffers of liquidity and capital, strong risk management, the resilience of our technology infrastructure, and business continuity planning, as well as the behavior of our loan portfolio vis-à-vis comparable banks and finance companies. Generally, the success of our strategy depends on several factors, including our ability to grow our deposit base, grow our loan book profitably, contain non-performing loans, resolve stressed assets at an early stage, maintain operational resilience, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, respond appropriately to developments in technology and compete effectively in the Indian corporate and retail financial services market including with respect to new players and business model. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate, including the direction of monetary, fiscal and trade policies. Our ability to execute our strategy also depends on the liquidity and interest rate environment and on our ability to ensure stability and resilience while navigating the volatility and uncertainty in the macro-economic environment and factors which could affect general business and economic conditions in India in relation to the Bank’s business. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed-income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, the impact on the global economy due to geopolitical factors, inflation and monetary policy, tariffs and other global developments are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “Risk Factors—Risks Relating to Our Business—The exposures of our international branches and banking subsidiaries could generally affect our business, financial condition and results of operations.”

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Operating Results Data

The following table sets forth, for the periods indicated, our summary operating results.

	Year ended March 31,
	2025		2026		2026(1)
	(in millions, except per common share data)
Selected income statement data:
Interest earned(2)	Rs.	1,863,315	Rs.	1,952,185	USD	20,806
Interest expended		(890,277)		(890,286)		(9,488)
Net interest income		973,038		1,061,899		11,318
Other income(3)		1,082,555		1,168,999		12,459
Net total income		2,055,593		2,230,898		23,777
Operating expenses
Payments to and provisions for employees		(236,299)		(252,586)		(2,692)
Expenses pertaining to insurance business		(738,062)		(818,364)		(8,722)
Other operating expenses(4)		(303,639)		(332,986)		(3,549)
Total operating expenses		(1,278,000)		(1,403,936)		(14,963)
Operating profit before provisions		777,593		826,962		8,814
Provisions and contingencies (excluding provision for tax)		(49,058)		(56,390)		(601)
Share of profit in associates		1,507		2,629		28
Profit before tax		730,042		773,201		8,241
Provision for tax		(184,348)		(193,839)		(2,066)
Profit after tax		545,694		579,362		6,175
Minority interest		(35,402)		(37,285)		(397)
Net profit (after minority interest)		510,292		542,077		5,778
Profitability:
Net profit (after minority interest) as a percentage of:
Average total assets		2.05%		2.02%
Average stockholders’ equity		17.74		15.90
Per common share:
Earnings-basic(5)	Rs.	72.41	Rs.	75.89	USD	0.81
Earnings-diluted(6)		71.14		74.77		0.80
Book value(7)	Rs.	422.08	Rs.	486.37	USD	5.18
Dividend payout ratio(8)		15.35%		15.85%
Cost-to-income ratio(9)		62.17		62.93
Cost-to-average assets ratio(10)		5.13		5.24
Capital
Average stockholders’ equity as a percentage of average total assets(11)		11.54%		12.72%

(1)	Rupee amounts for fiscal 2026 have been translated into USD using the exchange rate of Rs. 93.83 = USD 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2026.

(2)	Interest earned includes interest on income tax refunds of Rs. 2.0 billion and Rs. 7.3 billion for fiscal 2025 and 2026 respectively.

(3)	Includes income from treasury-related activities (net) amounting to Rs. 91.8 billion and Rs. 92.7 billion for fiscal 2025 and 2026 respectively.

(4)	Includes depreciation on fixed assets and other general office expenses.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(6)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 10,875,037 and 8,722,239 equity shares granted to employees at a weighted average exercise price of Rs. 1,022.4 and Rs. 1,355.7 were outstanding at year-end fiscal 2025 and 2026 respectively but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(7)	Represents capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill divided by equity shares outstanding at year-end fiscal 2026.

(8)	Represents the ratio of total dividends paid on equity share capital as a percentage of net profit (after minority interest). Dividends for a fiscal year are normally paid in the following year.

(9)	Represents the ratio of operating expenses to total income. Total income represents the sum of net interest income and other income.

(10)	Represents the ratio of operating expenses to average total assets.

(11)	Represents the ratio of average stockholders’ equity to average total assets. Average stockholders’ equity represents average capital, employees’ stock options outstanding and reserves and surplus reduced by preference share capital. Average total assets represents total of average interest-earning assets and average non-interest earning assets.

Consolidated Income Information

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Interest earned(1)	Rs.	1,863,315	Rs.	1,952,185	USD	20,806	4.8%
Interest expense		(890,277)		(890,286)		(9,488)	0.0%
Net interest income	Rs.	973,038	Rs.	1,061,899	USD	11,318	9.1%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2025		2026
	(in millions, except percentages)
Interest earned(1)	Rs.	1,863,442	Rs.	1,952,329
Average interest-earning assets		22,053,078		24,075,951
Interest expense		890,277		890,286
Average interest-bearing liabilities		17,287,355		18,578,783
Average total assets		24,927,623		26,792,423
Average interest-earning assets as a percentage of average total assets		88.47%		89.86%
Average interest-bearing liabilities as a percentage of average total assets		69.35		69.34
Average interest-earning assets as a percentage of average interest-bearing liabilities		127.57		129.59
Yield		8.45		8.11
Rupee		8.68		8.39
Foreign currency		5.47		4.66
Cost of funds		5.15		4.79
Rupee		5.24		4.89
Foreign currency		4.00		3.48
Spread(2)		3.30		3.32
Rupee		3.44		3.50
Foreign currency		1.48		1.18
Net interest margin(3)		4.41		4.41
Rupee		4.57		4.59
Foreign currency		2.33%		2.15%

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 144 million for fiscal 2026 as compared to Rs. 127 million for fiscal 2025.

(2)	Spread is the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest earned to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net interest income increased by 9.1% from Rs. 973.0 billion in fiscal 2025 to Rs. 1,062.0 billion in fiscal 2026, reflecting an increase of 9.2% in the average volume of interest-earning assets.

Net interest margin

The net interest margin on the rupee portfolio increased by 2 basis points from 4.57% in fiscal 2025 to 4.59% in fiscal 2026 and the net interest margin on the foreign currency portfolio decreased by 18 basis points from 2.33% in fiscal 2025 to 2.15% in fiscal 2026. Overall net interest margin was at the same level of 4.41% in fiscal 2025 and fiscal 2026. The yield on average interest-earning assets decreased by 34 basis points from 8.45% in fiscal 2025 to 8.11% in fiscal 2026. The cost of funds decreased by 36 basis points from 5.15% in fiscal 2025 to 4.79% in fiscal 2026.

The yield on the rupee portfolio decreased by 29 basis points from 8.68% in fiscal 2025 to 8.39% in fiscal 2026 primarily due to the following:

•	The yield on rupee advances decreased by 55 basis points from 9.98% in fiscal 2025 to 9.43% in fiscal 2026. The yield on rupee investments decreased by 16 basis points from 7.05% in fiscal 2025 to 6.89% in fiscal 2026. The yield on rupee other interest-earning assets increased by 2 basis points from 2.51% in fiscal 2025 to 2.53% in fiscal 2026.

•	The yield on rupee advances decreased primarily due to repo rate reduction and incremental lending at lower yields.

At March 31, 2026, of the total India domestic loan book of ICICI Bank on a non-consolidated basis, 31% had fixed interest rates, 56% had interest rates linked to the repo rate and other external benchmarks and 13% had interest rates linked to our marginal cost of funds based lending rate and other, older benchmarks. The differential movements in the external benchmark rates compared to cost of funds impact our net interest income and net interest margin. The Reserve Bank of India reduced the repo rate by 125 basis points from 6.50% in February 2025 to 5.25% (25 basis points in February 2025, 25 basis points in April 2025, 50 basis points in June 2025 and 25 basis points in December 2025). Our marginal cost of funds based lending rate declined by 75 basis points from 9.10% to 8.35% (25 basis points in April 2025, 10 basis points in May 2025, 25 basis points in June 2025 and 15 basis points in September 2025). These reductions resulted in reduction in yield on the Bank’s loan portfolio in fiscal 2026. Future movement in the yield on advances will depend on the increase or decrease in the repo rate, our marginal cost of funds based lending rate and interest rates generally prevailing in the banking sector. See also “Business—Loan Portfolio—Loan Pricing”.

•	The yield on interest-earning rupee government securities decreased primarily due to new investment in government securities at lower market yields. The yield on investments, other than government securities, decreased primarily due to a decrease in yield on commercial papers and pass-through certificates and an increase in the proportion of certificate of deposits, which are lower yielding.

•	The yield on other interest-earning rupee assets increased by 2 basis points from 2.51% in fiscal 2025 to 2.53% in fiscal 2026, primarily due to an increase in average balance with the U.S. Federal Reserve System, decrease in proportion of Rural Infrastructure Development Fund (“RIDF”) deposits, which are lower yielding and decrease in average balance with the Reserve Bank of India, which does not earn any interest, offset, in part, by a decrease in yield on balance with the U.S. Federal Reserve System and increase in proportion of call and term money lending.

•	Interest on tax refunds increased from Rs. 2.0 billion in fiscal 2025 to Rs. 7.3 billion in fiscal 2026. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and hence are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 35 basis points from 5.24% in fiscal 2025 to 4.89% in fiscal 2026 primarily due to the following factors:

•	The cost of rupee deposits decreased by 28 basis points from 4.94% in fiscal 2025 to 4.66% in fiscal 2026 due to a decrease in cost of savings and term deposits.

The cost of rupee term deposits decreased by 20 basis points from 6.68% in fiscal 2025 to 6.48% in fiscal 2026. The cost of savings account deposits decreased by 56 basis points from 3.16% in fiscal 2025 to 2.60% in fiscal 2026. The average rupee current account and savings account deposits as a percentage of total average rupee deposits were at a similar level of 39.3% in fiscal 2025 and 39.2% in fiscal 2026. From the last quarter of fiscal 2025 to last quarter of fiscal 2026, the Reserve Bank of India reduced the repo rate by a total of 125 basis points from 6.50% to 5.25%. This resulted in lower deposit costs in fiscal 2026 due to repricing of term deposits at lower rates and reduction of savings account interest rates.

•	The cost of rupee borrowings decreased by 57 basis points from 7.25% in fiscal 2025 to 6.68% in fiscal 2026 primarily due to a decrease in the cost of rupee borrowings of ICICI Bank, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited and ICICI Securities Limited. The cost of rupee borrowings of ICICI Bank decreased primarily due to a decrease in the cost of interbank participatory certificate, Reserve Bank of India borrowings under the liquidity adjustment facility and the refinance and redemption of higher cost privately placed deep discount bonds. The cost of rupee borrowings of ICICI Securities Primary Dealership Limited decreased primarily due to a decrease in cost of Reserve Bank of India borrowings, repo borrowings, call, notice and term borrowings. The cost of rupee borrowings of ICICI Home Finance Company Limited decreased primarily due to maturity of higher cost borrowings and fresh borrowings at lower cost. The cost of rupee borrowings of ICICI Securities Limited decreased primarily due to a decrease in cost of commercial paper borrowings.

The total average rupee deposits of the Bank as a percentage of total average rupee funding increased from 91.4% in fiscal 2025 to 93.4% in fiscal 2026.

Net interest margin on the foreign currency portfolio decreased by 18 basis points from 2.33% in fiscal 2025 to 2.15% in fiscal 2026. Average interest-earning foreign currency assets increased by 14.0% from Rs. 1,586.0 billion in fiscal 2025 to Rs. 1,807.3 billion in fiscal 2026. Average interest-bearing foreign currency liabilities increased by 4.2% from Rs. 1,247.1 billion in fiscal 2025 to Rs. 1,300.1 billion in fiscal 2026. During fiscal 2026, the Bank continued to convert a part of its rupee liquidity into foreign currency and deploy the same in foreign currency placements/investments. This has resulted in average foreign currency assets being significantly higher than average foreign currency liabilities.

The yield on our foreign currency portfolio decreased by 81 basis points from 5.47% in fiscal 2025 to 4.66% in fiscal 2026, primarily due to the following:

•	The yield on average foreign currency interest-earning assets of the Bank decreased by 92 basis points from 5.58% in fiscal 2025 to 4.66% in fiscal 2026, primarily due to a decrease in the yield on average advances and investments. The yield on advances decreased by 124 basis points from 6.18% in fiscal 2025 to 4.94% in fiscal 2026 primarily due to reduction in benchmark SOFR rate.

•	The yield on average interest-earning assets of ICICI Bank UK PLC decreased primarily due to a decrease in yield on average advances and other interest earning assets, offset, in part, by an increase in yield of average investments.

•	The yield on average interest-earning assets of ICICI Bank Canada decreased primarily due to a decrease in yield on average advances, investments and other interest earning assets.

The cost of funds for the foreign currency portfolio decreased by 52 basis points from 4.00% in fiscal 2025 to 3.48% in fiscal 2026, due to decrease in cost of foreign currency deposits and borrowings.

•	The cost of funds of ICICI Bank Canada, ICICI Bank UK PLC and ICICI Bank decreased in fiscal 2026 as compared to fiscal 2025 primarily due to a decrease in cost of borrowings and deposits due to decreases in benchmark interest rates.

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

Interest-earning assets

The average volume of interest-earning assets increased by 9.2% from Rs. 22,053.2 billion in fiscal 2025 to Rs. 24,076.0 billion in fiscal 2026. The increase in average interest-earning assets was primarily due to an increase in average advances by Rs. 1,314.5 billion, average investments by Rs. 513.4 billion and increase in average other interest-earning assets by Rs. 195.0 billion.

The average volume of rupee interest-earning assets increased by 8.8% from Rs. 20,467.1 billion in fiscal 2025 to Rs. 22,268.7 billion in fiscal 2026 primarily due to an increase in average advances and investments. Average rupee advances increased by 10.8% from Rs. 12,747.8 billion in fiscal 2025 to Rs.

14,127.7 billion in fiscal 2026. Average rupee investments increased by 7.4% from Rs. 6,626.6 billion in fiscal 2025 to Rs. 7,117.7 billion in fiscal 2026, primarily due to an increase in investments in securities other than Government of India securities. Average other rupee interest-earning assets decreased by 6.4% from Rs. 1,092.7 billion in fiscal 2025 to Rs. 1,023.3 billion in fiscal 2026, primarily due to a decrease in balances with the Reserve Bank of India to maintain cash reserve ratio and Rural Infrastructure Development Fund deposits, offset, in part, by an increase in call money lent.

The average volume of foreign currency interest-earning assets increased by 14.0% from Rs. 1,586.0 billion in fiscal 2025 to Rs. 1,807.3 billion in fiscal 2026. Average foreign currency advances decreased by 6.5% from Rs. 1,011.7 billion in fiscal 2025 to Rs. 946.2 billion in fiscal 2026. Average other foreign currency interest-earning assets increased by 60.5% from Rs. 437.2 billion in fiscal 2025 to Rs. 701.7 billion in fiscal 2026, primarily due to an increase in balances with US Federal Reserve. Average foreign currency investments increased by 16.3% from Rs. 137.1 billion in fiscal 2025 to Rs. 159.3 billion in fiscal 2026.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 7.5% from Rs. 17,287.4 billion in fiscal 2025 to Rs. 18,578.8 billion in fiscal 2026, primarily due to an increase in average deposits by Rs. 1,456.4 billion, offset, in part, by a decrease in average borrowings by Rs. 164.9 billion.

Average interest-bearing rupee liabilities increased by 7.7% from Rs. 16,040.2 billion in fiscal 2025 to Rs. 17,278.7 billion in fiscal 2026. Average rupee time deposits increased by 9.8% from Rs. 8,474.3 billion in fiscal 2025 to Rs. 9,302.9 billion in fiscal 2026. Average rupee current account and savings account deposits increased by 9.1% from Rs. 5,494.6 billion in fiscal 2025 to Rs. 5,995.4 billion in fiscal 2026. Average rupee borrowings decreased by 4.4% from Rs. 2,071.3 billion in fiscal 2025 to Rs. 1,980.4 billion in fiscal 2026. Average borrowings of ICICI Bank decreased primarily due to a decrease in interbank participatory certificates, privately placed bonds, bullion borrowings, term money borrowings and refinance borrowings.

Average interest-bearing foreign currency liabilities increased by 4.2% from Rs. 1,247.1 billion in fiscal 2025 to Rs. 1,300.1 billion in fiscal 2026 due to an increase in time deposits and current account deposits, offset, in part, by a decrease in borrowings. Average foreign currency borrowings decreased by 13.9% from Rs. 533.9 billion in fiscal 2025 to Rs. 459.9 billion in fiscal 2026, primarily due to an increase in foreign currency borrowings of ICICI Bank. Average foreign currency deposits increased by 17.8% from Rs. 713.2 billion in fiscal 2025 to Rs. 840.2 billion in fiscal 2026. Average foreign currency deposits of ICICI Bank increased primarily due to an increase in foreign currency non-resident deposits. Average foreign currency deposits of ICICI Bank UK PLC increased primarily due to an increase in corporate deposits. Average foreign currency deposits of ICICI Bank Canada increased primarily due to foreign exchange translation effect. In Canadian dollar (“CAD”) terms, deposits decreased primarily due to decrease in term deposits.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and movements in interest rates could adversely affect our net interest margin, the value of our fixed-income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Other Income

The following table sets forth, for the periods indicated, the principal components of other income.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	277,662	Rs.	293,302	USD	3,126	5.6%
Income from treasury-related activities net)		91,846		92,725		989	1.0
- Profit/(loss) on exchange/derivatives transactions (net)		39,505		53,072		566	34.3
-Profit/(loss) on other treasury-related activities(1)		52,341		39,653		423	(24.2)
Profit/(loss) on sale of land, buildings and other assets (net)		439		2,886		31	-
Premium and other operating income from insurance business		709,008		776,242		8,273	9.5
Miscellaneous income		5,107		6,473		69	26.7
- Share of profit in associates		1,507		2,629		28	74.4
-Others		3,600		3,844		41	6.8
Total other income (including share of profit in associates)	Rs.	1,084,062	Rs.	1,171,628	USD	12,488	8.1%

(1)	Includes profit/(loss) on the sale of investments and on revaluation of investments.

Other income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/ (loss) on treasury-related activities and other miscellaneous income.

Other income (including share of profit in associates) increased by 8.1% from Rs. 1,084.1 billion in fiscal 2025 to Rs. 1,171.6 billion in fiscal 2026, primarily due to an increase in net earned premium and other operating income relating to insurance business, an increase in commission, exchange and brokerage income and an increase in income from treasury related activities.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities brokerage, asset management and private equity fund management subsidiaries. The fee income of our banking business includes fees from retail customers such as lending-linked fees and transaction banking fee such as credit card related fees, debit card related fees and service charges on retail deposit accounts, and commercial banking fees, such as lending linked fees, and transaction banking fees such as fees on cash management services, commission on bank guarantees, letters of credit and bills discounting.

Commission, exchange and brokerage income increased from Rs. 277.7 billion in fiscal 2025 to Rs. 293.3 billion in fiscal 2026, primarily due to an increase in transaction banking fees, lending-linked fees, and fund management fees. Transaction banking fees increased from Rs. 134.4 billion in fiscal 2025 to Rs.137.9 billion in fiscal 2026 primarily due to an increase in fee income from debit cards. Lending-linked fees increased from Rs. 48.2 billion in fiscal 2025 to Rs. 55.3 billion in fiscal 2026. Fund management fees increased from Rs. 47.9 billion in fiscal 2025 to Rs. 59.0 billion in fiscal 2026. Securities brokerage income decreased from Rs. 20.7 billion in fiscal 2025 to Rs. 16.6 billion in fiscal 2026. Third party products distribution fees increased from Rs. 11.7 billion in fiscal 2025 to Rs. 11.9 billion in fiscal 2026.

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

Income from treasury-related activities increased from Rs. 91.8 billion in fiscal 2025 to Rs. 92.7 billion in fiscal 2026.

Income from our equity portfolio were at similar level of Rs. 27.3 billion in fiscal 2025 and Rs. 27.4 billion in fiscal 2026.

There was a gain of Rs. 8.4 billion in our government securities portfolio and other fixed income positions in fiscal 2026 primarily due to softening of yields on government securities and higher trading gains, as compared to a gain of Rs. 17.7 billion in fiscal 2025.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 39.5 billion in fiscal 2025 to Rs. 53.1 billion in fiscal 2026.

Premium and other operating income from our insurance business

Premium and other operating income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Premium and other operating income relating to insurance business increased by 9.5% from Rs. 709.0 billion in fiscal 2025 to Rs. 776.2 billion in fiscal 2026 due to an increase in income from both our life insurance and general insurance business.

The net premium income of our life insurance subsidiary increased by 12.4% from Rs. 471.9 billion in fiscal 2025 to Rs. 530.4 billion in fiscal 2026. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company Limited increased by 8.5% from Rs. 489.5 billion in fiscal 2025 to Rs. 531.3 billion in fiscal 2026 primarily due to an increase in group premiums and retail renewal premiums. Net group premiums increased by 16.4% from Rs. 134.1 billion in fiscal 2025 to Rs. 156.1 billion in fiscal 2026. The net retail renewals premium increased by 7.5% from Rs. 255.1 billion in fiscal 2025 to Rs. 274.3 billion in fiscal 2026. Premiums on reinsurance ceded increased by 5.8% from Rs. 16.9 billion in fiscal 2025 to Rs. 17.9 billion in fiscal 2026. Fee and other life insurance-related income of our life insurance subsidiary increased marginally by 1.5% from Rs. 26.6 billion in fiscal 2025 to Rs. 27.0 billion in fiscal 2026.

Income from our general insurance business increased by 12.4% from Rs. 210.5 billion in fiscal 2025 to Rs. 236.7 billion in fiscal 2026. Gross premium income of our general insurance subsidiary increased from Rs. 282.6 billion in fiscal 2025 to Rs. 306.2 billion in fiscal 2026 primarily due to an increase in health and motor line of business. Effective October 1, 2024, pursuant to the IRDAI Master Circular on General Insurance dated June 11, 2024, premium on long-term products is recognized proportionately over the policy period on a 1/n basis, rather than upfront for the full policy term. Premiums on reinsurance ceded decreased by 3.4% from Rs. 75.0 billion in fiscal 2025 to Rs. 72.4 billion in fiscal 2026.

Miscellaneous income

Miscellaneous income increased from Rs. 5.1 billion in fiscal 2025 to Rs. 6.5 billion in fiscal 2026, primarily due to increase in share of profit in associates.

Operating Expense

The following table sets forth, for the periods indicated, the principal components of operating expense.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	236,299	Rs.	252,586	USD	2,692	6.9%
Depreciation on own property		25,972		30,303		323	16.7%
Auditor’s fees and expenses		349		382		4	9.5%
Expenses pertaining to insurance business		738,062		818,364		8,722	10.9%
Other operating expenses		277,318		302,301		3,220	9.0%
Total operating expenses	Rs.	1,278,000	Rs.	1,403,936	USD	14,961	9.9%

Operating expenses primarily include expenses relating to our insurance business, payments to and provisions for employees and other operating expenses. Operating expenses increased by 9.9% from Rs. 1,278.0 billion in fiscal 2025 to Rs. 1,403.9 billion in fiscal 2026 primarily due to an increase in payments to and provisions for employees and expenses relating to our insurance business.

Payments to and provisions for employees

Employee expenses increased by 6.9% from Rs. 236.3 billion in fiscal 2025 to Rs. 252.6 billion in fiscal 2026. Our employee base, including sales executives, employees on fixed-term contracts and interns, decreased from 182,665 at year-end fiscal 2025 to 174,666 at year-end fiscal 2026.

The new Labour Codes were notified by the government during November 2025, pursuant to which ICICI Group charged an amount of Rs. 2.1 billion to the profit and loss account based on certain estimates and assumptions. The supporting rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalized based on the final rules, industry practices and any revisions to the ICICI Group’s staff emoluments from time to time.

The employee expenses of ICICI Bank increased by 8.7% from Rs. 165.4 billion in fiscal 2025 to Rs. 179.7 billion in fiscal 2026. Employee expenses increased primarily due to an increase in salary cost, provision for performance bonus, performance-linked retention pay, provision for retirement benefit obligations and fair value accounting of employee stock options. Salary cost increased primarily due to annual increments and promotions, offset, in part, by decrease in average staff strength. The average employee base of ICICI Bank, including sales executives, employees on fixed-term contracts and interns, decreased by 4.6% from 134,567 employees in fiscal 2025 to 128,311 employees in fiscal 2026. The provision for retirement benefit obligations increased primarily due to decrease in valuation of underlying assets, offset, in part, by increase in discount rate linked to G-Sec yields.

The employee expenses of ICICI Lombard General Insurance Company Limited increased by 13.8% from Rs. 15.2 billion in fiscal 2025 to Rs. 17.3 billion in fiscal 2026. The employee expenses of ICICI Home Finance Company Limited increased by 21.4% from Rs. 4.7 billion in fiscal 2025 to Rs. 5.8 billion in fiscal 2026.

Depreciation

Depreciation on owned properties increased by 16.7 % from Rs. 26.0 billion in fiscal 2025 to Rs. 30.3 billion in fiscal 2026.

Other operating expenses

Other operating expenses primarily include rent, taxes and lighting, advertising and publicity, repairs and maintenance, direct marketing agency expenses, premiums paid on purchases of priority sector lending certificates and other expenditures. Other operating expenses for ICICI Group increased by 9.0% from Rs. 277.3 billion in fiscal 2025 to Rs. 302.3 billion in fiscal 2026.

Other operating expenses of the Bank increased by 13.0% from Rs. 237.0 billion in fiscal 2025 to Rs. 267.9 billion in fiscal 2026 primarily due to an increase in premiums paid towards Priority Sector Lending Certificates, repairs and maintenance, technology related expenses, direct marketing agency expenses, rents, taxes and lighting, insurance expenses, offset, in part, by a decrease in advertisement and publicity.

Other operating expenses of our asset management subsidiary increased from Rs. 7.8 billion in fiscal 2025 to Rs. 8.9 billion in fiscal 2026 primarily due to an increase in business volume linked alternative investment funds (“AIFs”)/portfolio management services (“PMS”) brokerage and other overheads.

Other operating expenses of our home finance subsidiary increased from Rs. 4.2 billion in fiscal 2025 to Rs. 4.7 billion in fiscal 2026 primarily due to an increase in customer acquisition expenses, professional and legal expenses, travelling and conveyance and other administrative expenses.

Other operating expenses of our life insurance subsidiary decreased from Rs. 20.2 billion in fiscal 2025 to Rs. 12.8 billion in fiscal 2026 primarily due to a decrease in advertisement expenses.

Other operating expenses of our securities subsidiary decreased from Rs. 8.8 billion in fiscal 2025 to Rs. 6.7 billion in fiscal 2026 primarily due to a decrease in partner payouts, marketing expenses and rental costs.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business were Rs. 738.1 billion in fiscal 2025 and Rs. 818.4 billion in fiscal 2026.

The expenses related to our life insurance subsidiary increased by 9.8% from Rs. 543.8 billion in fiscal 2025 to Rs. 597.1 billion in fiscal 2026 primarily due to an increase in claims paid from Rs. 91.4 billion in fiscal 2025 to Rs. 151.4 billion in fiscal 2026, commission paid from Rs. 48.6 billion in fiscal 2025 to Rs. 57.3 billion in fiscal 2026, offset, in part, by a decrease in provisions for policy holder liabilities (non-linked) from Rs. 171.7 billion in fiscal 2025 to Rs. 148.7 billion in fiscal 2026.

The reserves for the actuarial liability of the life insurance business for the investible portion of the premium on unit-linked policies increased by 2.6% from Rs. 233.9 billion in fiscal 2025 to Rs. 240.0 billion in fiscal 2026 in line with business number. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund.

The expenses related to our general insurance subsidiary increased from Rs. 194.3 billion in fiscal 2025 to Rs. 221.3 billion in fiscal 2026 primarily due to an increase in commission expenses and claims and benefit payouts. Net commission expense increased from Rs. 38.4 billion in fiscal 2025 to Rs. 44.8 billion in fiscal 2026 primarily due to an increase in commission expense majorly on motor and health line of business. Claims/ benefits paid increased by 13.2% from Rs. 139.9 billion in fiscal 2025 to Rs. 158.3 billion in fiscal 2026 due to an increase in net incurred claims in motor and health line of business. Loss ratio (net claim incurred / net premium earned) increased from 70.6% at year-end fiscal 2025 to 71.1% at year-end fiscal 2026 due to increase in claim for motor line of business.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and Contingencies (Excluding Provisions for Tax)

Provisions for Non-Performing Loans and Restructured Loans

The Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. The Bank’s home finance subsidiary classifies its loans and other credit facilities in accordance with the guidelines of the Reserve Bank of India. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at overseas branches that are identified as impaired as per host country regulations, but which are standard as per Reserve Bank of India guidelines, are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Loans in the Bank’s United Kingdom subsidiary are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan(a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. Loans in the Bank’s Canadian subsidiary are considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that loan have occurred.

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

In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors, exposures to step-down subsidiaries of Indian companies. Further, the Reserve Bank of India guidelines on “Resolution Framework for COVID-19-related Stress” provides a prudential framework for resolution plan of certain loans. The Reserve Bank of India guidelines require banks to hold minimum 10% of provisions on these loans. The Bank makes general provisions on such loans at rates equal to or higher than requirements stipulated in the Reserve Bank of India guidelines.

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

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies and provisions are held as per internal norms, subject to minimum provisioning requirements of the Reserve Bank of India. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets”.

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

	At March 31,
Particulars	2025		2026		2026
	(in millions)
A. Consumer loans and credit card receivables(2)
Non-performing loans at the beginning of the fiscal year	Rs.	119,232	Rs.	131,554	USD	1,402
Addition: New non-performing loans during the year		176,661		156,532		1,668
Less: Upgrade(3)		(45,869)		(40,610)		(433)
Recoveries (excluding recoveries made from upgraded accounts)		(44,182)		(47,426)		(505)
Write-offs		(74,288)		(78,048)		(832)
Non-performing loans at the end of the fiscal year	Rs.	131,554	Rs.	122,002	US$	1,300
B. Commercial(4)
Non-performing loans at the beginning of the fiscal year	Rs.	160,376	Rs.	111,756	USD	1,191
Addition: New non-performing loans during the year		33,098		41,548		443
Less: Upgrade(3)		(11,446)		(10,458)		(111)
Recoveries (excluding recoveries made from upgraded accounts)		(41,158)		(21,203)		(226)
Write-offs		(29,114)		(9,372)		(100)
Non-performing loans at the end of the fiscal year	Rs.	111,756	Rs.	112,271	USD	1,197
C. Leasing and related activities
Non-performing loans at the beginning of the fiscal year	Rs.	—	Rs.	—	USD	—
Addition: New non-performing loans during the year		—		—		—
Less: Upgrade(3)		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		—		—
Write-offs		—		—		—
Non-performing loans at the end of the fiscal year	Rs.	—	Rs.	—	USD	—
D. Total non-performing loans (A+B+C)
Non-performing loans at the beginning of the fiscal year	Rs.	279,608	Rs.	243,310	USD	2,593
Addition: New non-performing loans during the year		209,759		198,080		2,111
Less: Upgrade(3)		(57,315)		(51,068)		(544)
Recoveries (excluding recoveries made from upgraded accounts)		(85,340)		(68,629)		(731)
Write-offs		(103,402)		(87,420)		(932)
Non-performing loans at the end of the fiscal year(4)	Rs.	243,310	Rs.	234,273	USD	2,497

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(3)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(4)	Includes working capital finance.

Gross additions to non-performing consumer loans decreased from Rs. 176.7 billion in fiscal 2025 to Rs. 156.5 billion in fiscal 2026 primarily due to lower additions in unsecured loans (personal loan and credit card) and mortgage loans. In fiscal 2026, we upgraded non-performing consumer loans of Rs. 40.6 billion as compared to Rs. 45.9 billion in fiscal 2025. In fiscal 2026, we made recoveries against non-performing consumer loans of Rs. 47.4 billion (fiscal 2025: Rs. 44.1 billion) and wrote off non-performing loans amounting to Rs. 78.1 billion (fiscal 2025: Rs. 74.3 billion). Gross non-performing consumer loans decreased from Rs. 131.6 billion at year-end fiscal 2025 to Rs. 122.0 billion at year-end fiscal 2026.

The gross additions to non-performing commercial loans increased from Rs. 33.1 billion in fiscal 2025 to Rs. 41.6 billion in fiscal 2026 primarily due to higher additions in business banking portfolio. In fiscal 2026, we upgraded non-performing commercial loans amounting to Rs. 10.5 billion as compared to Rs. 11.4 billion in fiscal 2025 and made recoveries of non-performing commercial loans amounting to Rs. 21.2 billion in fiscal 2026 as compared to Rs. 41.2 billion in fiscal 2025. In fiscal 2026, commercial loans amounting to Rs. 9.3 billion were written off, as compared to Rs. 29.1 billion in fiscal 2025, based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans increased from Rs. 111.7 billion at year-end fiscal 2025 to Rs. 112.3 billion at year-end fiscal 2026.

As a result of the above, our gross non-performing loans decreased by 3.7% from Rs. 243.3 billion at year-end fiscal 2025 to Rs. 234.3 billion at year-end fiscal 2026. Our net non-performing loans decreased by 1.0% from Rs. 61.6 billion at year-end fiscal 2025 to Rs. 61.0 billion at year-end fiscal 2026. The net non-performing loans ratio was 0.4% at year-end fiscal 2025 and fiscal 2026.

The total non-fund-based outstanding to borrowers classified as non-performing was Rs. 21.7 billion at March 31, 2026, as compared to Rs. 30.8 billion at March 31, 2025.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2025		2026		2026		2026/2025% change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	35,680	Rs.	23,598	USD	252	(33.9)
Add: Loans restructured during the year		-		-		-	-
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		516		1,968		21	281.4
Less: Loans upgraded to standard category during the year		-		-		-	-
Less: Loans downgraded to non-performing category during the year		(1,964)		(896)		(10)	(54.4)
Less: Repayments/change in management/conversion to equity shares during the year		(10,634)		(6,397)		(68)	(39.8)
Gross restructured loans	Rs.	23,598	Rs.	18,273	USD	195	(22.6%)
Provisions for restructured loans		(900)		(647)		(7)	(28.0)
Net restructured loans	Rs.	22,698	Rs.	17,626	USD	188	(22.3%)
Average balance of net restructured loans(1)	Rs.	25,824	Rs.	20,695	USD	221	(41.1%)
Gross loans	Rs.	14,389,294	Rs.	16,620,543	USD	177,135	(15.5%)
Net loans	Rs.	14,206,637	Rs.	16,446,580	USD	175,281	(15.8%)
Gross restructured loans as a percentage of gross loans		0.2%		0.1%
Net restructured loans as a percentage of net loans		0.2%		0.1%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	In addition, the Bank holds general provision amounting to Rs. 4,765 million at year-end fiscal 2026 (year-end fiscal 2025: Rs. 5,989 million) on these restructured loans, subject to minimum provisioning requirement as per the guidelines issued by the Reserve Bank of India.

In fiscal 2026, restructured standard loans amounting to Rs. 1.0 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms. The gross outstanding standard restructured loans decreased from Rs. 23.6 billion at year-end fiscal 2025 to Rs. 18.3 billion at year-end fiscal 2026, and the net outstanding restructured loans decreased from Rs. 22.7 billion at year-end fiscal 2025 to Rs.17.6 billion at year-end fiscal 2026.

The Bank’s outstanding non-fund-based facilities to borrowers whose loans were classified as restructured were Rs. 2.6 billion at year-end fiscal 2026.

The aggregate gross non-performing and standard restructured loans decreased by Rs. 14.4 billion, or 5.4%, from Rs. 266.9 billion at year-end fiscal 2025 to Rs. 252.5 billion at year-end fiscal 2026. The aggregate net non-performing and restructured loans decreased by Rs. 5.7 billion, or 6.7%, from Rs. 84.3 billion at year-end fiscal 2025 to Rs. 78.6 billion at year-end fiscal 2026.

Provisions and contingencies (excluding provision for tax)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2025			2026		2026		2026/2025 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	8,001	(1)	Rs.	(6,060)	USD	(65)	N/M%
Provision for non-performing and other assets		41,272	(1)		62,768		669	52.1
Provision for standard assets		7,011			8,355		89	19.2
Others		(7,226)			(8,675)		(92)	20.1
Total provisions and contingencies (excluding provision for tax)	Rs.	49,058		Rs.	56,388	USD	601	14.9%

(1)	Includes movement of provision amounting to Rs. 16.0 billion on sale of loans to asset reconstruction company and receipts of security receipts.

(2)	N/M’ means “Not meaningful”.

Provisions and contingencies (excluding provision for tax) increased by 14.9% from Rs. 49.1 billion in fiscal 2025 to Rs. 56.4 billion in fiscal 2026 primarily due to an increase in provision on non-performing and other assets, offset, in part, by a decrease in other provisions and contingencies.

Provision for non-performing and other assets increased from a provision of Rs 41.3 billion in fiscal 2025 to a provision of Rs. 62.8 billion in fiscal 2026. During fiscal 2025, the Bank received security receipts on sale of fully provided loans to asset reconstruction company. The Bank continued with the provisions under ‘Provision for investments’ by transferring from ‘Provisions from non-performing and other assets’. During fiscal 2026, following its annual supervisory review, the Reserve Bank of India directed the Bank to make a standard asset provision of Rs. 12.8 billion in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behavior of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the priority sector lending classification guidelines. Excluding the above provision as directed by the Reserve Bank of India, and the movement of provision on sale of loans to asset reconstruction company during fiscal 2025, the provisions for non-performing and other assets in fiscal 2026 decreased as compared to fiscal 2025 primarily due to lower additions to gross non-performing retail and rural advances. During fiscal 2025, there were higher net additions to non-performing assets primarily in retail and rural loans.

Provision for investments was Rs. 8.0 billion in fiscal 2025 as compared to a write-back of Rs. 6.1 billion in fiscal 2026 primarily due to a write-back of provision in the Bank. During fiscal 2026, the Bank wrote-back provision of Rs. 5.0 billion on redemption of security receipts and Rs. 1.6 billion on debentures due to receipt of funds, units and conversion into equity shares. During fiscal 2025, ICICI Bank made a provision of Rs. 16.1 billion on security receipts received on conversion of loans, offset, in part, by a write-back of provisions amounting to Rs. 3.9 billion on its investment in alternate investment funds, Rs. 2.4 billion on redemption of security receipts and Rs. 0.4 billion on equity shares due to an increase in share price.

Provision for standard assets increased from Rs. 7.0 billion in fiscal 2025 to Rs. 8.4 billion in fiscal 2026 primarily due to an increase in provision for standard assets of the Bank. Provision for standard assets of the Bank increased from Rs. 5.8 billion in fiscal 2025 to Rs. 7.7 billion in fiscal 2026 primarily due to an increase in standard advances book.

Write-back of other provisions and contingencies increased from Rs. 7.2 billion in fiscal 2025 to Rs. 8.7 billion in fiscal 2026 primarily due to an increase in write-back of other provisions and contingencies in the Bank. Write-back of other provisions and contingencies of the Bank increased from Rs. 7.6 billion in fiscal 2025 to Rs. 9.4 billion in fiscal 2026. During fiscal 2026, the Bank primarily made a write-back of Rs. 2.8 billion due to sale of non-banking assets and a write-back of Rs. 3.4 billion held against non-fund outstanding on account of satisfactory performance of the borrower and provision for capital work in progress amounting to Rs. 0.9 billion was written-back due to change in policy. During fiscal 2025, the Bank made a write-back of provision of Rs. 3.2 billion on non-retail restructured non-performing assets upgraded to standard category, Rs. 0.9 billion due to assessment of provision held due to ongoing litigation in respect of past recovery amounts and Rs. 1.0 billion on a non-fund-based exposure due to upgrade of borrower account from stage 3 to stage 2 in overseas branches.

Provision for Tax

The provision for income tax expense increased from Rs. 184.3 billion in fiscal 2025 to Rs. 193.8 billion in fiscal 2026 primarily due to an increase in profit before tax. The effective tax rate decreased marginally from 25.3% in fiscal 2025 to 25.1% in fiscal 2026.

Financial Position

Assets

The following table sets forth at the dates indicated, the principal components of assets.

	At March 31
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Cash and cash equivalents (1)	Rs.	2,140,235	Rs.	2,649,807	USD	28,241	23.8%
Investments		8,863,768		8,707,199		92,798	(1.8)
Advances		14,206,637		16,446,580		175,281	15.8
Fixed assets		158,124		174,203		1,857	10.2
Other assets		969,056		1,061,690		11,315	9.6
Goodwill on consolidation		84,594		105,501		1,124	24.7
Total assets	Rs.	26,422,414	Rs.	29,144,980	USD	310,616	10.3%

(1)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice.

Our total assets increased by 10.3% from Rs. 26,422.4 billion at year-end fiscal 2025 to Rs. 29,145.0 billion at year-end fiscal 2026 primarily due to an increase in net advances and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents increased by 23.8% from Rs. 2,140.2 billion at year-end fiscal 2025 to Rs. 2,649.8 billion at year-end fiscal 2026 primarily due to an increase in call and short money lending in India under reverse repo, balance with banks outside India, liquidity adjustment facility, standing deposit facility lending to the Reserve Bank of India, offset, in part, by a decrease in balances in current account with the Reserve Bank of India.

Investments

Total investments decreased by 1.8% from Rs. 8,863.8 billion at year-end fiscal 2025 to Rs. 8,707.2 billion at year-end fiscal 2026.

Investments of the Bank decreased from Rs. 5,047.6 billion at year-end fiscal 2025 to Rs. 4,922.2 billion at year-end fiscal 2026 primarily due to a decrease in investments in Government of India securities.

Investments of ICICI Securities Primary Dealership Limited decreased from Rs. 346.4 billion in fiscal 2025 to Rs. 221.9 billion in fiscal 2026 primarily due to a decrease in position in government securities and treasury bills.

Investments of ICICI Lombard General Insurance Company Limited increased from Rs. 524.8 billion at year-end fiscal 2025 to Rs. 577.7 billion at year-end fiscal 2026, primarily due to accruals and growth in business volume.

Investments of ICICI Bank UK PLC increased from Rs. 57.3 billion at year-end fiscal 2025 to Rs. 83.5 billion at year-end fiscal 2026, primarily due to an increase in government securities and treasury bills.

Investments of ICICI Prudential Life Insurance Company Limited increased from Rs. 2,999.4 billion at year-end fiscal 2025 to Rs. 3,023.5 billion at year-end fiscal 2026. Investments held to cover linked liabilities decreased from Rs. 1,612.4 billion at year-end fiscal 2025 to Rs. 1,510.5 billion at year-end fiscal 2026, primarily due to net outflows and unrealized losses due to equity market performance during the year. Investments, other than investments held to cover linked liabilities, increased from Rs. 1,387.0 billion at year-end fiscal 2025 to Rs. 1,513.0 billion at year-end fiscal 2026 primarily due to net inflows into the fund.

Investments of ICICI Prudential Asset Management Company Limited increased from Rs. 32.9 billion at year-end fiscal 2025 to Rs. 38.6 billion at year-end fiscal 2026, primarily due to an increase in investments in the mutual fund units.

Our total investment in Government of India securities decreased by 4.5% from Rs. 5,345.8 billion at year-end fiscal 2025 to Rs. 5,105.0 billion at year-end fiscal 2026.

See also “Business—Overview of Our Products and Services—Investment Banking—Treasury”.

Classification of investments

Held-to-maturity

The amortized cost of our held-to-maturity portfolio increased from Rs. 4,875.2 billion at year-end fiscal 2025 to Rs. 5,196.5 billion at year-end fiscal 2026, primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized loss on the held-to-maturity portfolio was Rs. 16.5 billion at year-end fiscal 2026 as compared to a net unrealized gain of Rs. 121.8 billion at year-end fiscal 2025. Interest earned on the held-to-maturity debt portfolio increased from Rs. 326.5 billion in fiscal 2025 to Rs. 362.4 billion in fiscal 2026, primarily due to an increase in average portfolio.

Available-for-sale

The amortized cost of our available-for-sale portfolio decreased from Rs. 1,192.5 billion at year-end fiscal 2025 to Rs. 1,083.5 billion at year-end fiscal 2026. The investment in government securities decreased from Rs. 620.2 billion at year-end fiscal 2025 to Rs. 460.8 billion at year-end fiscal 2026. The investments in corporate debt securities increased from Rs. 114.8 billion at year-end fiscal 2025 to Rs 161.8 billion at year-end fiscal 2026. Investments in other debt securities decreased from Rs. 254.1 billion at year-end fiscal 2025 to Rs. 226.7 billion at year-end fiscal 2026. Investments in equity shares increased from Rs. 190.1 billion at year-end fiscal 2025 to Rs. 217.1 billion at year-end fiscal 2026. At year-end fiscal 2026, equity shares classified as available-for-sale amounting to Rs. 104.2 billion were held by ICICI Prudential Life Insurance Company Limited, Rs. 99.1 billion were held by ICICI Lombard General Insurance Company Limited and Rs. 13.5 billion were held by the Bank. Other investments (primarily comprised of mutual fund units, security receipts, venture fund units and preference shares) increased from Rs. 13.3 billion at year-end fiscal 2025 to Rs. 17.1 billion at year-end fiscal 2026.

Net unrealized loss on debt investments was Rs. 1.6 billion at year-end fiscal 2026 as compared to a net unrealized gain of Rs. 8.1 billion at year-end fiscal 2025 primarily due to net unrealized loss on other debt securities. Net unrealized gain on equity securities decreased from Rs. 54.0 billion at year-end fiscal 2025 to Rs. 21.8 billion at year-end fiscal 2026.

Net unrealized loss on other investments was Rs. 0.4 billion at year-end fiscal 2026 as compared to a net unrealized gain of Rs. 0.4 billion at year-end fiscal 2025.

Held-for-trading

Investments in held-for-trading debt securities decreased from Rs. 1,054.4 billion at year-end fiscal 2025 to Rs. 819.7 billion at year-end fiscal 2026, primarily due to a decrease in investment in government securities, certificate of deposits, commercial paper and corporate bonds.

Advances

Net advances increased by 15.8% from Rs. 14,206.6 billion at year-end fiscal 2025 to Rs. 16,446.6 billion at year-end fiscal 2026, primarily due to an increase in retail advances and business banking portfolio of ICICI Bank.

Net advances of the Bank increased by 15.8% from Rs. 13,417.7 billion at year-end fiscal 2025 to Rs. 15,538.9 billion at year-end fiscal 2026. Net retail advances of the Bank increased by 9.5% from Rs. 7,172.2 billion at year-end fiscal 2025 to Rs. 7,851.6 billion at year-end fiscal 2026. Net business banking advances of the Bank increased by 24.4% from Rs. 2,633.7 billion at year-end fiscal 2025 to Rs. 3,276.7 billion at year-end fiscal 2026. Net advances of the Bank’s overseas branches increased by 37.4% from

Rs. 307.9 billion at year-end fiscal 2025 to Rs. 423.0 billion at year-end fiscal 2026. See also “Business – Loan Portfolio”.

Net advances of ICICI Bank UK PLC increased by 43.2% from Rs. 98.5 billion at year-end fiscal 2025 to Rs. 141.0 billion at year-end fiscal 2026 primarily due to an increase in loan to Indian corporates/subsidiaries and joint ventures and loan against property.

Net advances of ICICI Home Finance Company Limited increased by 14.0% from Rs. 275.9 billion at year-end fiscal 2025 to Rs. 314.6 billion at year-end fiscal 2026 primarily due to new disbursements, offset, in part, by sell-down of retail mortgage loans.

Net advances of ICICI Bank Canada increased by 6.8% from Rs. 266.9 billion at year-end fiscal 2025 to Rs. 285.0 billion at year-end fiscal 2026 primarily due to foreign exchange translation effect. In CAD terms, loans and advances decreased from CAD 4.47 billion at year-end fiscal 2025 to CAD 4.18 billion at year-end fiscal 2026 primarily due to decrease in insured and conventional mortgages.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 10.2% from Rs. 158.1 billion at year-end fiscal 2025 to Rs. 174.2 billion at year-end fiscal 2026.

Other assets increased from Rs. 969.1 billion at year-end fiscal 2025 to Rs. 1,061.7 billion at year-end fiscal 2026, primarily due to an increase in mark-to-market on foreign exchange and derivative transactions, and other advances and deposits, offset, in part, by a decrease in Rural Infrastructure Development Fund deposits. The Bank is an active participant in the interest and foreign exchange derivatives market. The positive mark-to-market on such transactions are accounted in ‘Other Assets’ and the negative mark-to-market are accounted in ‘Other Liabilities’. Other assets of our general insurance business were Rs. 147.0 billion at year-end fiscal 2025 and Rs. 154.7 billion at year-end fiscal 2026. Other assets of our asset management business were Rs. 11.6 billion at year-end fiscal 2025 and Rs. 19.0 billion at year-end fiscal 2026.

Goodwill on consolidation

Goodwill on consolidation increased from Rs. 84.6 billion at year-end fiscal 2025 to Rs. 105.5 billion at year-end fiscal 2026. During fiscal 2026, the Bank acquired an additional 2% stake in ICICI Prudential Asset Management Company Limited and increased its holdings to 53% and accordingly the Goodwill on consolidation of Rs. 20.6 billion was recognized, as difference between the consideration paid by the Bank and the carrying value of minority interest. Also, the Bank acquired an additional 49% stake in ICICI Pension from ICICI Life making it wholly-owned subsidiary of the Bank and accordingly, goodwill of Rs. 0.6 billion was recognized.

Liabilities and Stockholders’ Equity

The following table sets forth at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Deposits	Rs.	16,416,374	Rs.	18,300,201	USD	195,036	11.5%
Borrowings(1)		2,188,834		2,202,643		23,475	0.6
Other liabilities(2)		4,529,780		4,846,422		51,651	7.0
Total liabilities		23,134,988		25,349,266		270,162	9.6
Minority interest		148,367		165,110		1,760	11.3
Capital		14,246		14,322		153	0.5
Reserves and surplus(3)		3,124,813		3,616,282		38,541	15.7
Total liabilities and stockholders’ equity	Rs.	26,422,414	Rs.	29,144,980	USD	310,616	10.3%

(1)	Includes subordinated debt.

(2)	Includes policy-holders funds.

(3)   Includes employees’ stock options/units outstanding.

Our total liabilities (including capital, reserves and surplus and minority interest) increased by 10.3% from Rs. 26,422.4 billion at year-end fiscal 2025 to Rs. 29,145.0 billion at year-end fiscal 2026, primarily due to an increase in deposits and net worth.

Deposits

Deposits increased by 11.5% from Rs. 16,416.4 billion at year-end fiscal 2025 to Rs. 18,300.2 billion at year-end fiscal 2026.

Deposits of the Bank increased by 11.4% from Rs. 16,103.5 billion at year-end fiscal 2025 to Rs. 17,946.3 billion at year-end fiscal 2026. Term deposits increased by 12.2% from Rs. 9,366.2 billion at year-end fiscal 2025 to Rs. 10,510.4 billion at year-end fiscal 2026. Savings account deposits increased by 7.9% from Rs. 4,407.7 billion at year-end fiscal 2025 to Rs. 4,756.1 billion at year-end fiscal 2026 and current account deposits increased by 15.0% from Rs. 2,329.6 billion at year-end fiscal 2025 to Rs. 2,679.8 billion at year-end fiscal 2026. The current and savings account deposits increased by 10.4% from Rs. 6,737.3 billion at year-end fiscal 2025 to Rs. 7,435.9 billion at year-end fiscal 2026. Deposits of overseas branches increased from Rs. 185.7 billion at year-end fiscal 2025 to Rs. 278.6 billion at year-end fiscal 2026. The total deposits of the Bank at year-end fiscal 2026 comprised 93.5% of its funding (i.e., deposits and borrowings) as compared to 92.9% at year-end fiscal 2025. See also “Selected Statistical Information—Funding”.

Deposits of ICICI Bank UK increased from Rs. 161.3 billion at year-end fiscal 2025 to Rs. 213.2 billion at year-end fiscal 2026 primarily due to an increase in corporate deposits.

Deposits of ICICI Bank Canada increased from Rs. 175.5 billion at year-end fiscal 2025 to Rs. 180.9 billion at year-end fiscal 2026 primarily due to foreign exchange translation effect. In CAD terms, deposits decreased from CAD 2.94 billion at year-end fiscal 2025 to CAD 2.65 billion at year-end fiscal 2026 primarily due to decrease in term deposits.

Average term account deposits increased by 10.2% from Rs. 8,990.9 billion in fiscal 2025 to Rs. 9,903.5 billion in fiscal 2026. Average savings account deposits increased by 7.7% from Rs. 3,984.3 billion in fiscal 2025 to Rs. 4,289.6 billion in fiscal 2026. Average current account deposits increased by 14.0% from Rs. 1,706.9 billion in fiscal 2025 to Rs. 1,945.4 billion in fiscal 2026. Average current account and savings account deposits increased by 9.6% from Rs. 5,691.2 billion in fiscal 2025 to Rs. 6,235.0 billion in fiscal 2026. The average current account and savings account ratio was at 38.6% at year-end fiscal 2026 as compared to 38.8% at year-end fiscal 2025. Average current account and savings account deposits were 33.6% of the funding (i.e., deposits and borrowings) for fiscal 2026 as compared to 33.0% for fiscal 2025.

Borrowings

Borrowings increased by 0.6% from Rs. 2,188.8 billion at year-end fiscal 2025 to Rs. 2,202.6 billion at year-end fiscal 2026.

Borrowings of ICICI Securities Limited increased from Rs. 208.3 billion at year-end fiscal 2025 to Rs. 250.2 billion at year-end fiscal 2026 primarily due to an increase in short term borrowings in form of commercial papers for placement of fixed deposits with exchanges as margin and to support growth in margin trading facility book.

Borrowings of ICICI Home Finance Company increased from Rs. 244.2 billion at year-end fiscal 2025 to Rs. 269.5 billion at year-end fiscal 2026 primarily due to an increase in bond borrowing, term loans from banks and financial institutions and fixed deposits, offset, in part, by decrease in commercial papers.

Borrowings of the Bank increased from Rs. 1,235.4 billion at year-end fiscal 2025 to Rs. 1,249.9 billion at year-end fiscal 2026. Net borrowings of overseas branches increased from Rs. 244.2 billion at year-end fiscal 2025 to Rs. 270.9 billion at year-end fiscal 2026.

Borrowings of ICICI Bank UK increased from Rs. 9.4 billion at year-end fiscal 2025 to Rs. 22.8 billion at year-end fiscal 2026 primarily due to an increase in repo borrowings.

Borrowings of ICICI Bank Canada increased from Rs. 103.1 billion at year-end fiscal 2025 to Rs. 115.4 billion at year-end fiscal 2026 primarily due to foreign exchange translation effect. In CAD terms, borrowings decreased from CAD 1.73 billion at year-end fiscal 2025 to CAD 1.69 billion at year-end fiscal 2026 primarily due to securitized and treasury borrowings.

Borrowings of ICICI Securities Primary Dealership Limited decreased from Rs. 367.2 billion at year-end fiscal 2025 to Rs. 277.2 billion at year-end fiscal 2026 primarily due to a decrease in Reserve Bank of India borrowings, repo borrowings and call, notice and term borrowings, offset, in part, by increase in tri-party repo borrowings.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiary. Other liabilities increased by 7.0% from Rs. 4,529.8 billion at year-end fiscal 2025 to Rs. 4,846.4 billion at year-end fiscal 2026. Liabilities on policies in force of our life insurance business increased by 0.7% from Rs. 2,943.1 billion at year-end fiscal 2025 to Rs. 2,965.0 billion at year-end fiscal 2026. Other liabilities of the Bank increased by 25.2% from Rs. 922.8 billion at year-end fiscal 2025 to Rs. 1,155.4 billion at year-end fiscal 2026, primarily due to an increase in mark to market on foreign exchange and derivative transactions and miscellaneous liabilities.

Other liabilities of our general insurance business increased by 10.2% from Rs. 537.4 billion at year-end fiscal 2025 to Rs. 595.6 billion at year-end fiscal 2026 primarily due to increase in gross claim outstanding, premium received in advance and balances due to other insurance companies.

Capital and reserves and surplus

Capital and reserves and surplus increased from Rs. 3,139.1 billion at year-end fiscal 2025 to Rs. 3,630.6 billion at year-end fiscal 2026 primarily due to the annual accretion to reserves and surplus out of profit, offset, in part, by payment of dividend.

Consolidated Cash Flow Statement

Please refer to “Consolidated financial Statements—Consolidated cash flow statements.”

Cash and cash equivalents increased by 23.8% from Rs. 2,140.2 billion at year-end fiscal 2025 to Rs. 2,649.8 billion at year-end fiscal 2026.

The net cash inflow from operating activities decreased from Rs. 1,228.1 billion in fiscal 2025 to Rs. 673.3 billion in fiscal 2026 primarily due to an increase in advances and increase in other assets, offset in part by, increase in other liabilities and provisions in fiscal 2026 as compared to fiscal 2025.

The net cash outflow from investing activities decreased from Rs. 772.9 billion in fiscal 2025 to Rs. 130.1 billion in fiscal 2026 primarily due to a lower net purchase of held-to-maturity securities in fiscal 2026 as compared to fiscal 2025.

There was a net cash outflow from financing activities of Rs. 46.6 billion in fiscal 2026 as compared to a net cash inflow of Rs. 55.9 billion in fiscal 2025, primarily due to a higher repayment of long-term borrowings and lower net proceeds from short-term borrowings, offset in part by, higher proceeds from long-term borrowings in fiscal 2026.

For a discussion of our results in fiscal 2025 compared to fiscal 2024 and certain comparative numbers in fiscal 2025, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2025 filed with the SEC on July 25, 2025.

Off Balance Sheet Arrangements

Foreign Exchange and Derivatives Contracts

We enter into foreign exchange forwards, options, swaps and other derivatives products to enable customers to manage their foreign exchange and interest rate risks and to manage our own foreign exchange and interest rate positions. These instruments are used to manage foreign exchange and interest rate risk relating to specific groups of on-balance sheet assets and liabilities. For additional details, see also note 13 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Guarantees

We have issued guarantees to support business requirements of certain of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfil its financial or performance obligations. The guarantees are generally for a period not exceeding 10 years. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure.

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

The total outstanding first loss credit enhancements at year-end fiscal 2026 were Rs. 0.5 billion and second loss credit enhancements were Rs 0.7 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2026 was Rs 1.2 billion.

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

Capital Commitments

We are obligated under several capital contracts. Capital contracts are job orders of a capital nature, which have been committed. For additional details, see also note 12 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Long-term Debt Obligations

Long-term debt represents debt with an original contractual maturity greater than one year. Maturity distribution is based on contractual residual maturity, or the date at which the debt is callable at the option of the holder, whichever is earlier.

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

Total life insurance obligations at year-end fiscal 2026 was Rs. 8,806.28 billion.

Gratuity Obligations

We provide gratuity, which is a defined benefit retirement plan covering all employees who retire or resign after a minimum prescribed period of continuous service. The plan provides a lump sum payment to eligible employees at retirement or termination of employment based on the respective employee’s salary and years of employment with us.

For additional details, see also note 22(j) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

Pension Obligations

The Bank provides pensions—deferred retirement plans—covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plans provide for monthly pension payments to these employees when they retire and are based on the respective employees’ years of service with the Bank, the applicable salary and a cost-of-living adjustment.

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

Regulatory Capital

The Bank is subject to the Basel III capital adequacy guidelines of the Reserve Bank of India, which are the Prudential Norms on Capital Adequacy.

The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2026, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes a capital conservation buffer of 2.50% and a capital surcharge of 0.20% on account of the Bank being designated as a domestic systemically important bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

The Bank raised Rs. 10.0 billion on June 27, 2025 and Rs. 39.5 billion on November 28, 2025, under unsecured, subordinated, listed, non-convertible, Tier 2, Basel III compliant bonds.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on the Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal 2025(1)		At year-end fiscal 2026(1)		At year-end fiscal 2026(1)
	(in millions, except percentages)
Tier 1 capital	Rs.	2,567,375	Rs.	2,978,178	USD	31,740
Of which: Common equity Tier 1 capital		2,567,375		2,978,178		31,740
Tier 2 capital		99,246		152,155		1,622
Total capital	Rs.	2,666,621	Rs.	3,130,333	USD	33,362
Credit risk: risk-weighted assets	Rs.	13,986,923	Rs.	15,968,834	USD	170,189
Market risk: risk-weighted assets		592,584		445,248		4,745
Operational risk: risk-weighted assets		1,531,537		1,803,169		19,218
Total risk-weighted assets	Rs.	16,111,044	Rs.	18,217,251	USD	194,152
Common equity Tier 1 risk-based capital ratio		16.0%		16.4%
Tier 1 risk-based capital ratio		16.0%		16.4%
Tier 2 risk-based capital ratio		0.6%		0.8%
Total risk-based capital ratio		16.6%		17.2%

(1)	Post appropriation of proposed dividend

In fiscal 2026, capital funds (net of deductions) increased by Rs. 463.7 billion from Rs. 2,666.6 billion at year-end fiscal 2025 to Rs. 3,130.3 billion at year-end fiscal 2026, primarily due to an increase in retained earnings (net of proposed dividend).

Risk-weighted assets relating to credit risk increased by Rs. 1,981.9 billion from Rs. 13,986.9 billion at year-end fiscal 2025 to Rs. 15,968.8 billion at year-end fiscal 2026, primarily due to an increase in on-balance sheet assets and off-balance sheet exposures.

Risk-weighted assets relating to market risk decreased by Rs. 147.3 billion from Rs. 592.6 billion at year-end fiscal 2025 to Rs. 445.3 billion at year-end fiscal 2026, primarily on account of decrease in investments in Government Securities, Certificate of Deposits (CDs) and Commercial Papers (CPs), offset, in part, by increase in Net Overnight Open Position (NOOP) limits during fiscal 2026.

Risk-weighted assets relating to operational risk increased by Rs. 271.6 billion from Rs. 1,531.5 billion at March 31, 2025 to Rs. 1,803.2 billion at March 31, 2026. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis and the risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

Consolidated capital adequacy position

Consolidation for regulatory capital calculations is based on the consolidated financial statements of the Bank and its subsidiaries, in line with the standards on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for regulatory capital calculations include subsidiaries, associates and joint ventures of the Bank, which carry on activities of a banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. Under the Basel III guidelines of the Reserve Bank of India, equity and other regulatory capital investments in the unconsolidated insurance and non-financial subsidiaries are deducted from consolidated regulatory capital of the ICICI group.

At year-end fiscal 2026, our total risk-based capital ratios at the consolidated level as per Basel III guidelines of the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 16.3%, Tier 1 risk-based capital ratio of 16.3% and total risk-based capital ratio of 17.1% against the current requirement of minimum common equity Tier 1 capital ratio of 8.20%, a minimum Tier 1 capital ratio of 9.70% and a minimum total capital ratio of 11.70% respectively.

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

The Bank promotes a continuous information flow and an active dialogue between the funding and borrowing divisions of the Bank to enable optimal liquidity management. A separate group is responsible for liquidity management. ICICI Bank is required to submit gap reports in rupee and other major currencies for domestic operations on a fortnightly basis to the Reserve Bank of India. The Bank prepares a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, the Bank monitor its LCR on a daily basis and certain other liquidity ratios on a fortnightly basis. ICICI Bank has a liquidity contingency plan in place, through which the Bank monitors key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to ensure sufficient liquidity.

Sources of Funding and Liquidity

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. These deposits are augmented by issuance of certificate of deposits, borrowings in the short-term interbank market, through refinance agencies and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility and marginal standing facility, which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high-quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. ICICI Bank also has the option of managing liquidity by borrowing in the interbank market on a short-term basis. The overnight market, which is a significant part of the interbank market, is susceptible to volatile interest rates. These interest rates on certain occasions have reached highs of 100.0% and above. To curtail reliance on such volatile funding sources, our Asset Liability Management Policy stipulates daily limits for borrowing and lending in this market. ICICI Securities Primary Dealership Limited also relies on the repo market and interbank money market for its funding requirements. It is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership Limited being a primary dealer, also has access to the standing liquidity facility and the liquidity adjustment facility from the Reserve Bank of India.

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

The Bank maintains a significant portion of liquid assets in forms required pursuant to regulatory reserve requirements laid down of the Reserve Bank of India related to maintaining liquidity to meet our demand and time liabilities. Banks in India are required to maintain an average daily balance of 3% of its net demand and time liabilities by way of cash reserves with the Reserve Bank of India. Banks are allowed to maintain minimum cash reserves of not less than 90% of the required cash reserve on daily basis during the reporting fortnight, in such a manner that the average of cash reserve maintained daily shall not be less than the prescribed requirement by the Reserve Bank of India.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in prescribed investments. At year-end fiscal 2026, the statutory liquidity ratio requirement percentage was 18.0%. Banks are permitted to make use of the Reserve Bank of India’s liquidity facility, the Facility to Avail Liquidity for Liquidity Coverage Ratio, against eligible securities. Further, banks can borrow funds at their discretion by dipping into their statutory liquidity ratio to the extent allowed under the marginal standing facility. As per the Reserve Bank of India guidelines, the carve-out from the statutory liquidity ratio under the Facility to Avail Liquidity for Liquidity Coverage ratio was 16.0% of net demand and time liabilities at year-end fiscal 2026. For the marginal standing facility, the carve out is 2.0% of net demand and time liabilities.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards including the liquidity coverage ratio, liquidity risk monitoring tools and LCR disclosure standards. As per the Reserve Bank of India guidelines, the LCR has been made applicable to Indian banks on a standalone as well as consolidated basis, with a minimum requirement of 100.0% at year-end fiscal 2026. The LCR requirement is met by investments in high quality liquid assets. It primarily includes government securities, in excess of the mandatory statutory liquidity ratio and better-rated corporate bonds. High-quality liquid assets also include a specified portion of mandatory statutory liquidity ratio requirements, held in the form of government securities under the Facility to Avail Liquidity for Liquidity Coverage Ratio and marginal standing facility as specified by the Reserve Bank of India from time to time. The LCR disclosure for the three months ended March 31, 2026 is based on a simple average of daily observations. For non-business days, the previous day weighted and unweighted amounts is carried forward for computation of the simple average for the quarter. The LCR of ICICI Group was 123.6% for the three months ended March 31, 2026.

The Reserve Bank of India has issued guidelines on the Basel III framework on liquidity standards — NSFR. These guidelines ensure reduction in funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding to mitigate the risk of future funding stress. As per the guidelines, the NSFR should be equal to at least 100% on an ongoing basis. The NSFR of ICICI Group was 122.3% at year-end fiscal 2026.

In order to enhance liquidity resilience of the Bank, the Reserve Bank of India had issued revised guidelines on Basel III framework on liquidity standards — LCR— Review of haircuts on High Quality Liquid Assets and run-off rates on certain categories of deposits on April 21, 2025. Technology has facilitated ability to make instantaneous bank transfers and withdrawals, leading to an increase in liquidity risks, requiring proactive management. Based on the revised guidelines, retail deposits with internet and mobile banking facilities are assigned additional run-off factors 2.50% and level 1 high quality liquid assets denominated in government securities will attract haircuts in line with the circular for liquidity adjustment facility and marginal standing facility.

Further, funding from non-financial entities such as trusts (educational/religious/charitable), association of persons, partnerships, proprietorships, limited liability partnerships and other incorporated entities, shall be categorized as funding from ‘non-financial corporates’ and attract a run-off rate of 40% (as against 100% currently prescribed), unless the above entities are treated as small business customers under the LCR framework. These revised guidelines has come into force effective April 1, 2026.

The Bank maintains liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirements. Throughout fiscal 2026, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2025		Fortnightly average for fiscal 2026		At March 31, 2026
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	4,044.9	Rs.	3,931.0	Rs.	3,947.2
Balance with central banks and current accounts with other banks		1,552.8		1,141.5		1,710.0
Other liquid assets		772.3		997.4		1,472.3
Gross liquid assets		6,370.0		6,069.9		7,129.5
(Less) Short-term borrowings		6.5		2.1		3.9
Net liquid assets	Rs.	6,363.5	Rs.	6,067.8	Rs.	7,125.6

ICICI Bank held net liquid assets totaling to Rs. 7,125.6 billion at year-end fiscal 2026, compared to Rs. 6,363.5 billion at year-end fiscal 2025. In fiscal 2026, the Bank held fortnightly average net liquid assets of Rs. 6,067.8 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2026, the Bank also held other fixed income non-government securities totaling to Rs. 0.46 billion compared to Rs. 8.3 billion at year-end fiscal 2025.

Under local regulations, some overseas branches of the Bank are required to maintain a ‘net due’ position with other ICICI Group entities (i.e., those branches need to be a net borrower above a specified amount or they cannot be a net lender beyond a specified amount). Accordingly, surplus liquidity maintained at those branches can be utilized at other ICICI Group entities only to the extent of buffer available in the ‘net due’ position. At year-end fiscal 2026, such overseas branches of the Bank held net liquid assets of Rs. 499.8 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 7,125.6 billion.

ICICI Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repo and reverse repo transactions with banks through its liquidity adjustment facility and marginal standing facility, to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates interest rates applicable to fixed rate repo transactions, fixed rate reverse repo transactions agreements and its marginal standing facility, which are known as the repo rate, reverse repo rate and marginal standing facility rates respectively. In addition, the Reserve Bank of India also conducts variable rate repo or reverse repo auctions, rates for which are arrived at through competitive bidding.  In 2022, the Reserve Bank of India operationalized a new standing deposit facility, which replaced the fixed rate reverse repo as the floor of the liquidity adjustment facility corridor at 25 basis points below the policy repo rate. At year-end fiscal 2026, the Reserve Bank of India repo rate, fixed rate reverse repo rate, standing deposit facility and marginal standing facility rate were 5.25%, 3.35%, 5.00% and 5.50% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. At year-end fiscal 2026, under the marginal standing facility, in addition to the eligible securities the Bank holds in excess of the statutory requirement, the Bank could borrow overnight up to 2.0% and 16% facility to avail liquidity for liquidity coverage ratio (FALLCR) after 2.0% of its net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repo transactions with other market counterparties. Banks may enter into repo transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2026, ICICI Bank had government securities amounting to Rs. 3,961.2 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility and FALLCR from the Reserve Bank of India.

The loan portfolio at the Bank’s overseas branches as a proportion of the total portfolio increased from 2.3% at year-end fiscal 2025 to 2.7% at year-end fiscal 2026. ICICI Bank has a well-defined borrowing program for its overseas operations. The incremental wholesale borrowings are primarily in the form of interbank and money market borrowings. The Bank also raises refinancing from other banks against eligible trade assets. Those loans that meet the export credit agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also raises deposit liabilities, in accordance with the regulatory framework of the host country.

ICICI Bank can use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost depending on the swap and exchange rates prevailing at the time. The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies may contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in its Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

The successful management of credit, market and operational risk is an important consideration in managing liquidity risk, because the management of these risks affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction or withdrawal of in our ratings may increase our borrowing costs, limit our access to capital markets or adversely affect our ability to sell or market our products, engage in business transactions, particularly longer-term and derivatives transactions, or retain our customers. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating or the rating of our senior unsecured foreign currency debt by an international rating agency could adversely affect our business, liquidity and the prices of our equity shares and ADSs.”

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

Further, the Bank is also a member in the triparty repo segment and may enter into collateralized borrowings in the form of repo transactions on the Triparty Repo Order Matching Platform provided by Clearcorp Dealing Systems (India) Ltd., a wholly-owned subsidiary of Clearing Corporation of India Limited. Clearing Corporation of India Limited also performs the roles and responsibilities of a triparty repo agent, in terms of Repurchase Transactions (Repo) (Reserve Bank) Directions, 2018 as amended from time to time. The triparty repo agent has stipulated the haircuts for the eligible securities for borrowing through its platform and the market value of collateral required for any such loan is higher than the value of the loan.

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

In view of the margin rules for non-centrally cleared derivatives transactions issued by the BCBS and a discussion paper issued by the Reserve Bank of India, derivatives transactions are subject to margin-reset provisions and any resulting collateral exchange is governed by the Credit Support Annex entered into by the Bank, which would require the maintenance of collateral. The Bank considers the increased liquidity requirement on account of valuation changes in the transactions settled through qualified central counterparties including the clearing corporation of India and other exchange houses as well as for transactions covered under the Credit Support Annex. We consider the potential outflows on account of such transactions based on the look-back approach prescribed by Reserve Bank of India guidelines.

Volatility in the international debt markets may constrain our international borrowings. As of March 31, 2026, the Bank did not have any borrowing linked to credit downgrade covenants that would require the Bank to pay an increased interest rate on the borrowing.

There are restrictions on the use of liquidity maintained by the United Kingdom and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada has internally capped this credit exposure at CAD 150 million (30.8% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank). The limit of CAD 150 million can be increased to a maximum of 75% of capital depending on the credit quality of the group of connected entities. In fiscal 2026, ICICI Bank Canada was in compliance with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the Capital Requirements Regulation guidelines applicable to ICICI Bank UK, a bank shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its Tier 1 capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed 25% of the bank’s Tier 1 capital or GBP 130 million, whichever is higher. ICICI Bank UK has a total capital base of USD 378.4 million at year-end fiscal 2026 with Tier 1 capital of USD 328.4 million at year-end fiscal 2026 with its exposures within regulatory limits.

Additionally, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, counterparty and large exposures.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2024
	Cost at year-end fiscal 2024		Additions/ transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2024
	(in millions)
Premises	Rs.	94,340	Rs.	9,806(1)	Rs.	(1,171)	Rs.	(28,099)	Rs.	74,876	USD	876
Other fixed assets (including furniture and fixtures)		111,003		42,595		(4,553)		(94,384)		54,661		640
Assets given on lease..		17,902		1		(3)		(15,034)		2,866		34
Total	Rs.	223,245	Rs.	52,402	Rs.	(5,727)	Rs.	(137,517)	Rs.	132,403	USD	1,550

(1)	Includes gain on revaluation recorded through reserve of Rs. 1,195 million.

	Fiscal 2025
	Cost at year-end fiscal 2025		Additions/ transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2025
	(in millions)
Premises	Rs.	102,976	Rs.	13,407(1)	Rs.	(1,557)	Rs.	(30,452)	Rs.	84,374	USD	988
Other fixed assets (including furniture and fixtures)		149,044		38,214		(8,896)		(108,203)		70,159		821
Assets given on lease		17,900		1,223		(210)		(15,322)		3,591		42
Total	Rs.	269,920	Rs.	52,844	Rs.	(10,663)	Rs.	(153,977)	Rs.	158,124	USD	1,851

(1)	Includes gain on revaluation recorded through reserve of Rs. 7,829 million.

	Fiscal 2026
	Cost at year-end fiscal 2026		Additions/ transfers/ revaluation		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2026
	(in millions)
Premises	Rs.	114,826	Rs.	12,127(1)	Rs.	(723)	Rs.	(33,749)	Rs.	92,481	USD	986
Other fixed assets (including furniture and fixtures)		178,362		34,303		(9,234)		(126,153)		77,278		824
Assets given on lease		18,913		1,785		(755)		(15,499)		4,444		47
Total	Rs.	312,101	Rs.	48,215	Rs.	(10,712)	Rs.	(175,401)	Rs.	174,203	USD	1,857

Includes gain on revaluation recorded through reserve of Rs. 2,969 million

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2026 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India’s guidelines on “segmental reporting” stipulate specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2026, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: The exposure (both fund-based and non fund-based) is to an individual person or persons or to a small business; Person under this clause would mean any legal person capable of entering into contracts and would include but not be restricted to individual and HUF; small business would include partnership firm, trust, private limited companies, public limited companies, co-operative societies etc. Small business is one where the total average annual turnover is less than Rs 500.0 million. The turnover criterion will be linked to the average of the last three years in the case of existing entities; projected turnover in the case of new entities; and both actual and projected turnover for entities which are yet to complete three years.

(ii)	Product criterion: All exposures should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g., installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 75 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines.

•	Treasury includes the entire investment and derivatives portfolio of the Bank.

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited, and I-Process Services (India) Limited.

•	Unallocated includes items such as income tax paid in advance net of provision for tax, deferred tax and provisions to the extent estimated at the entity level.

Framework for Transfer Pricing

Liabilities of the retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and a specific charge for directed lending to certain priority sectors. For deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current account and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for the purpose of segmental reporting. The internal revenue and expenses arising from this framework for transfer pricing is adjusted as a part of inter-segment adjustments.

Fiscal 2026 compared with Fiscal 2025

The following table sets forth, for the periods indicated, profit before tax and minority interest of various segments.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Retail Banking	Rs.	216,210	Rs.	232,443	USD	2,477	14.7%
Wholesale Banking		215,646		244,890		2,610	13.6
Treasury		187,503		172,509		1,839	(8.0)
Other Banking		14,512		17,027		181	17.3
Life Insurance		13,364		18,077		193	35.3
General Insurance		33,213		36,590		390	10.2
Others		74,231		83,785		893	12.9
Inter-Segment adjustments		(26,145)		(34,746)		(370)	32.9
Share of profit from associates		1,507		2,629		28	74.5

Profit before tax	Rs.	730,040	Rs.	773,202	USD	8,241	5.9%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our retail banking segment.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Net interest income	Rs.	437,579	Rs.	473,984	USD	5,052	8.3%
Other income		154,413		160,253		1,708	3.8
Total income		591,992		634,237		6,760	7.1
Operating expenses		304,472		328,216		3,498	7.8
Profit before provisions		287,520		306,021		3,261	6.4
Provisions		71,310		73,579		784	3.2
Profit before tax	Rs.	216,210		232,442	USD	2,477	7.5%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities for our retail banking segment.

	Outstanding balance at March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Advances	Rs.	7,651,343	Rs.	8,504,767	USD	90,640	11.2%
Deposits		10,773,819		11,827,866		126,056	9.8

The profit before tax of the retail banking segment increased by 7.5% from Rs. 216.2 billion in fiscal 2025 to Rs. 232.4 billion in fiscal 2026 primarily due to an increase in net interest income and other income, offset, in part, by an increase in operating expenses and provisions.

Net interest income increased by 8.3% from Rs. 437.6 billion in fiscal 2025 to Rs. 474.0 billion in fiscal 2026 primarily due to growth in the average loan portfolio.

Other income increased by 3.8% from Rs. 154.4 billion in fiscal 2025 to Rs. 160.2 billion in fiscal 2026 primarily due to an increase in lending linked fee, transaction banking, deposit linked fees and income from foreign exchange and derivatives products.

Operating expenses increased by 7.8% from Rs. 304.5 billion in fiscal 2025 to Rs. 328.22 billion in fiscal 2026 primarily due to an increase in employee expenses, technology related expenses, direct marketing agency expenses and reward point expenses.

During fiscal 2026, the Bank has recognized the impact of new labour Codes and the provision for retirement benefit obligations were higher on account of movement in government securities yields during fiscal 2026.

Provisions (net of write-back) increased from Rs. 71.3 billion in fiscal 2025 to Rs. 73.6 billion in fiscal 2026, primarily due to higher net additions to non-performing assets.

During fiscal 2026, following its annual supervisory review, the Reserve Bank of India has directed the Bank to make a standard asset provision of Rs. 12.8 billion in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behavior of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the priority sector lending classification guidelines.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our wholesale banking segment.

	Year ended March 31,
	2025		2026		2026		2026/2025% change
	(in millions, except percentages)
Net interest income	Rs.	201,730	Rs.	227,996	USD	2,430	13.0%
Other income		81,588		97,565		1,040	19.6
Total income		283,318		325,561		3,470	14.9
Operating expenses		90,214		99,725		1,063	10.5
Profit before provisions		193,104		225,836		2,407	16.9
Provisions		(22,542)		(19,054)		(203)	-
Profit before tax	Rs.	215,646	Rs.	244,890	USD	2,610	13.6

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities for our wholesale banking segment.

	Outstanding balance at March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Advances	Rs.	5,275,202	Rs.	6,550,838	USD	69,816	24.2%
Deposits		5,269,004		6,060,551		64,591	15.0

The profit before tax of the wholesale banking segment increased by 13.6% from Rs. 215.6 billion in fiscal 2025 to Rs. 244.9 billion in fiscal 2026, primarily due to an increase in net interest income, other income offset, in part, by an increase in operating expenses and lower write-backs of provisions.

Net interest income increased by 13.0% from Rs. 201.7 billion in fiscal 2025 to Rs. 228.0 billion in fiscal 2026, primarily due to a growth in average loan portfolio.

Other income increased by 19.6% from Rs. 81.6 billion in fiscal 2025 to Rs. 97.6 billion in fiscal 2025, primarily due to an increase in income from foreign exchange and derivatives transactions commercial banking fees, lending fees and gain on sale of non-banking assets.

Operating expenses increased by 10.5% from Rs. 90.2 billion in fiscal 2025 to Rs. 99.7 billion in fiscal 2026, primarily due to an increase in employee expenses and technology related expenses.

Write-back of provisions decreased from Rs. 22.5 billion in fiscal 2025 to Rs. 19.0 billion in fiscal 2026. See also “Operating and Financial Review and Prospects—Consolidated Income Information—Provisions and Contingencies (Excluding Provision for Tax)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax for our treasury segment.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Net interest income	Rs.	163,794	Rs.	165,006	USD	1,759	0.7%
Other income		47,223		48,989		522	3.7
Total income		211,017		213,995		2,281	1.4
Operating expenses		24,754		39,681		423	60.3
Profit before provisions		186,263		174,314		1,858	(6.4)
Share of profit from associates		(1,507)		(2,629)		(9)	N/M
Provisions		(2,747)		(824)		(28)	N/M
Profit before tax	Rs.	187,503	Rs.	172,509	USD	1,839	(8.0)%

(1)	‘N/M’ means “Not meaningful”.

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities for our treasury segment.

	Closing balance at March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Investments	Rs.	5,057,918	Rs.	4,935,157	USD	52,597	(2.4%)
Borrowings		1,235,383		1,249,941		13,321	1.2

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment decreased by 8.0% from Rs. 187.5 billion in fiscal 2025 to Rs. 172.5 billion in fiscal 2026, primarily due to an increase in operating expenses offset, in part, by an increase in net interest income and other income.

Net interest income increased by 0.7% from Rs. 163.8 billion in fiscal 2025 to Rs. 165.0 billion in fiscal 2026, primarily due to an increase in average investment portfolio.

Other income increased by 7.2% from Rs. 47.1 billion in fiscal 2025 to Rs. 49.0 billion in fiscal 2026. The dividend from subsidiaries and joint ventures was Rs. 34.6 billion in fiscal 2026, compared to Rs. 26.2 billion in fiscal 2025.

Operating expenses increased by 60.3 % from Rs. 24.7 billion in fiscal 2025 to Rs. 39.7 billion in fiscal 2026, primarily due to an increase in premium paid towards purchase of priority-sector lending certificates along with increase in rates.

Provisions on investments decreased from Rs. 2.7 billion in fiscal 2025 to a write-back of Rs. 0.8 billion in fiscal 2026. During fiscal 2025, the Bank primarily made a write-back of provision of Rs. 3.9 billion on its investments in AIFs.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax for our other banking segment.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
(in millions, except percentages)
Net interest income	Rs.	21,149	Rs.	24,861	USD	265	17.2%
Other income		7,376		6,910		74	(6.3)
Total income		28,525		31,771		339	11.4
Operating expenses		12,201		13,840		148	13.4
Profit before provisions		16,324		17,931		191	9.8
Provisions		1,813		904		10
Profit before tax	Rs.	14,511	Rs.	17,027	USD	181	(17.3)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities for our other banking segment.

	Outstanding balance on March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Advances	Rs.	856,480	Rs.	909,314	USD	9,691	6.2%
Investments		84,943		118,426		1,262	(39.4)
Deposits		397,458		451,979		4,817	13.7
Borrowings	Rs.	112,564	Rs.	138,260	USD	1,474	(22.8)%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of the other banking segment increased by 17.3% from Rs. 14.1 billion in fiscal 2025 to Rs. 17.0 billion in fiscal 2026, primarily due to increase in provision.

Net interest income increased by 17.6% from Rs. 21.1 billion in fiscal 2025 to Rs. 29.9 billion in fiscal 2026.

Other income decreased by 6.3% from Rs. 7.4 billion in fiscal 2025 to Rs. 6.9 billion in fiscal 2026, primarily due to a decrease in other income of banking subsidiaries.

Operating expenses increased by 13.4% from Rs. 12.2 billion in fiscal 2025 to Rs. 13.8 billion in fiscal 2026, primarily due to an increase in operating expenses of the banking subsidiaries.

Provisions decreased from Rs. 1.8 billion in fiscal 2025 to Rs. 0.90 billion in fiscal 2026.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax for our life insurance segment.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Premium earned	Rs.	489,510	Rs.	531,250	USD	5,662	8.5%
Premium on re-insurance ceded and accepted		(16,910)		(17,890)		(191)	5.8
Net premium earned		472,600		513,360		5,471	8.6
Other income		28,960		29,720		317	2.6
Investment income		100,760		111,040		1,183	10.2
Total income		602,320		654,120		6,971	8.6
Commission paid		48,590		57,263		610	17.8
Claims/benefits paid		91,420		151,370		1,613	65.6
Operating expenses		43,370		38,700		412	(10.8)
Total expenses		183,380		247,333		2,635	34.9
Transfer to linked funds		233,870		239,990		2,558	2.6
Provisions for policy holder liabilities (non-linked)		171,710		148,720		1,585	(13.4)
Profit before tax	Rs.	13,360	Rs.	18,077	USD	193	35.3%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities for our life insurance segment.

	Outstanding balance on March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Investments	Rs.	1,387,041	Rs.	1,513,190	USD	16,127	9.1%
Assets held to cover linked liabilities		1,612,399		1,510,296		16,096	(6.3)
Liabilities on life policies	Rs.	2,943,056	Rs.	2,964,991	USD	31,600	0.7%

The profit before tax of ICICI Prudential Life Insurance Company Limited increased by 35.3% from Rs. 13.4 billion in fiscal 2025 to Rs. 18.10 billion in fiscal 2026, primarily due to an increase in premium earned and an increase in investment income.

The total premium income of ICICI Prudential Life Insurance Company Limited increased by 8.5% from Rs. 489.5 billion in fiscal 2025 to Rs. 531.3 billion in fiscal 2026, primarily due to an increase in retail renewal premium and group premium. Net retail renewal premium increased by 7.5 % from Rs. 255.0 billion in fiscal 2025 to Rs. 274.3 billion in fiscal 2026. Net group premium increased by 16.4% from Rs. 134.1 billion in fiscal 2025 to Rs. 156.1 billion in fiscal 2026.

Other income of ICICI Prudential Life Insurance Company Limited increased by 2.6% from Rs. 29.0 billion fiscal 2025 to Rs. 29.7 billion fiscal 2026.

Investment income of ICICI Prudential Life Insurance Company Limited increased by 10.2% from Rs. 100.8 billion in fiscal 2025 to Rs. 111.0 billion in fiscal 2026 primarily due to an increase in interest income, rent, dividend and profit on sale of investments.

Commission expenses of ICICI Prudential Life Insurance Company Limited increased by 17.8% from Rs. 48.6 billion in fiscal 2025 to Rs. 57.3 billion in fiscal 2026 primarily due to disallowance of Goods and Service tax input tax credit on retail business pursuant to changes in the tax regulations during fiscal 2026 and shift in product mix and channel mix.

Claims and benefit payouts of ICICI Prudential Life Insurance Company Limited increased by 65.6% from Rs. 91.4 billion in fiscal 2025 to Rs. 151.4 billion in fiscal 2026 primarily due to an increase in maturity claims and higher surrender.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company Limited increased by 2.7% from Rs. 233.9 billion in fiscal 2025 to Rs. 240.0 billion in fiscal 2026 primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder. Provision for policyholder liabilities decreased from Rs. 171.7 billion in fiscal 2025 to Rs. 148.7 billion in fiscal 2026.

Employee expenses were stable at Rs. 18.8 in fiscal 2025 and fiscal 2026. Other operating expenses decreased from Rs. 24.7 billion in fiscal 2025 to Rs. 19.9 billion in fiscal 2026 primarily due to lower advertisement cost and reversal of provisions offset, in part, by disallowance of Goods and Service tax input tax retail business pursuant to changes in the tax regulations during fiscal 2026.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax for our general insurance segment.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change(1)
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	282,577	Rs.	306,181	USD	3,263	8.8%
Premium on re-insurance ceded		(74,967)		(72,436)		(772)	(3.4)
Unexpired risk reserve		(9,609)		(11,109)		(118)	15.6
Net premium earned		198,001		222,636		2,373	12.4
Commission (net)		(38,380)		(44,842)		(478)	16.8
Investment income		42,499		47,424		505	11.6
Total income		202,120		225,218		2,400	11.4
Operating expenses		28,448		30,586		326	7.5
Claims/benefits paid (net)		139,868		158,285		1,687	13.5
Other expenses (net)		594		(243)		(3)	N/M
Total expense		168,910		188,628		2,010	11.7
Profit/(loss) before tax	Rs.	33,210	Rs.	36,590	USD	390	10.2%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2025		2026		2026		2026/2025 % change(1)
	(in millions, except percentages)
Investments	Rs.	524,751	Rs.	577,681	USD	6,157	10.1%
Current liabilities including claims outstanding		427,395		475,854		5,071	11.3
Provisions	Rs.	112,967	Rs.	124,533	USD	1,327	10.2

The profit before tax of ICICI Lombard General Insurance Company Limited increased by 10.2% from Rs. 33.2 billion in fiscal 2025 to Rs. 36.6 billion in fiscal 2026 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in operating expenses and claim incurred.

The gross written premium (including premium on re-insurance accepted) income increased by 8.4% from Rs. 282.6 billion in fiscal 2025 to Rs. 306.2 billion in fiscal 2026 primarily due to an increase in fire, motor and health insurance business. The net premium income increased from Rs.198.0 billion in fiscal 2025 to Rs. 222.6 billion in fiscal 2026 primarily due to an increase in motor and health insurance business.

Net commission expense increased from Rs. 38.4 billion in fiscal 2025 to Rs. 44.8 billion in fiscal 2026 primarily due to an increase in commission expense on motor and health insurance business.

Investment income increased by 11.53% from Rs. 42.5 billion in fiscal 2025 to Rs. 47.4 billion in fiscal 2026 primarily due to an increase in interest earned and growth in business volume. Operating expenses increased by 7.5% from Rs. 28.4 billion in fiscal 2025 to Rs. 30.6 billion in fiscal 2026.

Claims/benefits paid increased by 13.2% from Rs. 139.9 billion in fiscal 2025 to Rs. 158.3 billion in fiscal 2026. Loss ratio (net claim incurred / net premium earned) was 70.6% at year-end fiscal 2025 and 71.1% at year-end fiscal 2026.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the ICICI Prudential Mutual Fund, a leading mutual fund in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting, brokerage and primary dealership in government securities, respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform and is engaged in equities underwriting, securities brokerage and distribution of financial products.

The following table sets forth, for the periods indicated, the principal components of profit before tax for our others segment.

	Year ended March 31,
	2025		2026		2026		2026/2025 % change
	(in millions, except percentages)
Net interest income	Rs.	26,495	Rs.	34,736	USD	370	31.1%
Other income		107,174		108,145		1,153	0.9
Total income		133,669		142,881		1,523	6.9
Operating expenses		57,879		58,395		622	0.9
Operating profit before provisions		75,790		84,486		901	11.5
Provision and contingencies		1,558		702		7	(54.9)
Profit before tax	Rs.	74,232	Rs.	83,784	USD	894	12.9%

The profit before tax of the others segment increased by 12.9% from Rs. 74.2 billion in fiscal 2025 to Rs. 83.8 billion in fiscal 2026 primarily due to an increase in profit before tax of ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited and ICICI Venture Funds Management Company Limited.

Net interest income increased by 31.1% from Rs. 26.5 billion in fiscal 2025 to Rs. 34.7 billion in fiscal 2026 primarily due to an increase in net interest income of our securities brokerage subsidiary, housing finance subsidiary and primary dealership subsidiary.

Other income increased by 0.9% from Rs. 107.2 billion in fiscal 2025 to Rs. 108.1 billion in fiscal 2026 primarily due to an increase in management fees from equity and hybrid scheme, AIFs and PMS and advisory fees of our asset management subsidiary offset, in part, by lower trading gain in our primary dealership subsidiary.

Operating expenses increased by 0.9% from Rs. 57.9 billion in fiscal 2025 to Rs. 58.4 billion in fiscal 2026 primarily due to an increase in other operating expenses of our housing finance subsidiary and asset management subsidiary, offset, in part, by decrease in operating expenses of securities brokerage subsidiary.

The profit before tax of ICICI Securities Limited decreased from Rs. 23.9 billion in fiscal 2025 to Rs. 22.9 billion in fiscal 2026 primarily due to decrease in fee income offset, in part, by decrease in operating expenses and net interest income.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 35.3 billion in fiscal 2025 to Rs. 44.06 billion in fiscal 2026, primarily due to an increase in income from fund operations, offset, in part, by an increase in staff cost and other administrative expenses.

The profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 7.2 billion in fiscal 2025 to Rs. 6.0 billion in fiscal 2026, primarily due to a decrease in other income and increase in staff cost and other administrative expenses offset, in part, by increase in net interest income.

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 7.4 billion in fiscal 2025 to Rs. 8.9 billion in fiscal 2026, primarily due to an increase in net interest income and fee income, offset, in part, by an increase in staff cost and other administrative expenses.

For a discussion of our results in fiscal 2025 compared to fiscal 2024 and certain comparative numbers in fiscal 2024, please refer to “Part I — Item 5. Operating and Financial Review and Prospects” contained in our Annual Report on Form 20-F for fiscal 2025 filed with the SEC on July 25, 2025.

Reconciliation of Net Profit (after minority interest) between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2026, fiscal 2025 and fiscal 2024 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank under U.S. GAAP increased from Rs. 513.5 billion in fiscal 2025 to Rs. 560.4 billion in fiscal 2026, while profit after tax attributable to the shareholders of ICICI Bank under Indian GAAP increased from Rs. 510.3 billion in fiscal 2025 to Rs. 542.1 billion in fiscal 2026.

The difference in accounting for the allowances of credit losses resulted in a higher net income by Rs. 7.4 billion in fiscal 2026 (fiscal 2025: lower net income by Rs. 14.1 billion) under U.S. GAAP as compared to Indian GAAP. During fiscal 2026, based on Reserve Bank of India direction the Bank had made a standard asset provision of Rs. 12.8 billion in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. This provision was not made under U.S. GAAP where the lifetime current expected credit loss is recognized.

The ICICI Group applies management overlays to its model-based estimates where appropriate. These overlays reflect adjustments to the probability of default to address limitations in the statistical models, particularly where future economic conditions may evolve differently from the historical patterns considered while developing these models. The overlays ensure that the expected credit loss estimates remain relevant and incorporate forward-looking risks that are otherwise difficult to quantify using a model, such as elevated geopolitical risks along with the attendant volatility in oil and commodity prices, expected uneven distribution of monsoon in India due to the effect of El Nino, geo-economic fragmentation,, moderation expected in global as well as Indian growth, rising inflationary pressures,, moderation in IT services growth and artificial intelligence (AI) developments. Accordingly, the Bank made management overlay on credit exposures under U.S. GAAP at March 31, 2026.

See also note 21(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 4.8 billion in fiscal 2026 as compared to lower income of Rs. 21.1 billion in fiscal 2025 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to accounting of unrealized losses on equity investments in net income under U.S. GAAP, which were primarily recognized in the AFS reserve under Indian GAAP where these equity investments were classified as available for sale.

The difference on account of business combination accounting resulted in a lower net income by Rs. 3.6 billion under U.S. GAAP in fiscal 2026 (fiscal 2025: lower net income by Rs. 3.6 billion).

The difference in accounting for consolidation resulted in higher net income by Rs. 8.0 billion in fiscal 2026 as compared to higher net income by Rs. 11.2 billion in fiscal 2025 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2026, our life insurance affiliate made a net income of Rs. 32.5 billion (fiscal 2025: net income: Rs. 33.6 billion) under U.S. GAAP as compared to net profit of Rs. 16.1 billion (fiscal 2025: Rs. 11.9 billion) under Indian GAAP. The higher net income was primarily on account of lower policyholders’ liabilities and unallocated policyholders’ surplus and due to amortization of deferred acquisition cost, offset in part by, marked-to-market loss on trading portfolio and equity securities. See also note 22(h) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” included herein.

The total differences in amortization of fees and costs were Rs. 9.0 billion in fiscal 2026 (fiscal 2025: Rs. 8.5 billion).

We earn fees and incur costs on the origination of loans which are recognized upfront under Indian GAAP but are amortized under U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 3.6 billion in fiscal 2026 (fiscal 2025: lower net income by Rs. 1.3 billion) under U.S. GAAP as compared to Indian GAAP. Retirement benefit cost was lower by Rs. 2.4 billion in fiscal 2026 (fiscal 2025: higher by Rs. 1.9 billion) under U.S. GAAP as compared to Indian GAAP. While under Indian GAAP, actuarial gain or loss is recognized in the profit and loss account, under U.S. GAAP, the actuarial gain/loss is recognized through other comprehensive income and thereafter amortized through the income statement. Further, the past service cost on account of change in labour code is also recognized through other comprehensive income and thereafter amortised through the income statement as compared to Indian GAAP where the same is recognized in profit and loss account. The actuarial loss for fiscal 2026 recognized through other comprehensive income were higher as compared to amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2026 as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes -Note 21(e)” included herein.

Deferred tax expenses were lower by Rs. 3.9 billion in fiscal 2026 (fiscal 2025: Rs. 19.7 billion) under U.S. GAAP, as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. In fiscal 2026, there was decrease in deferred tax assets by Rs. 2.3 billion under US GAAP as compared to increase in deferred tax assets by Rs. 3.7 billion in fiscal 2025.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on the Special Reserve based on the ICICI Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non-taxability of such Special Reserve in the scenario of liquidation. In fiscal 2026, deferred tax expenses were lower by Rs. 8.5 billion (fiscal 2025: 8.0 billion) under U.S. GAAP as compared to Indian GAAP.

Further, there was a difference due to the negative tax impact of Rs. 0.6 billion in fiscal 2026 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 7.3 billion in fiscal 2025. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(i)” included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 513.5 billion in fiscal 2025 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 510.3 billion under Indian GAAP. In fiscal 2025, the net income under U.S. GAAP was higher primarily due to the positive impact of amortization of loan processing fees net of costs, higher net income of our life insurance affiliate under U.S.GAAP as compared to net gain under Indian GAAP, lower deferred tax expenses under U.S. GAAP as compared to Indian GAAP offset in part by, higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP.

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

ICICI Bank

Revenue recognition

Interest income is recognized in the profit and loss account as it accrues, except in the case of non-performing assets where it is recognized upon realization as per the income recognition and asset classification norms of the Reserve Bank of India. Income on discounted instruments is recognized over the tenure of the instrument on a constant-yield basis. Dividend income is accounted on an accrual basis when the right to receive the dividend is established. Commissions received on guarantees and letters of credit issued and annual/renewal fees on credit cards, debit cards and prepaid cards are amortized on a straight-line basis over the contractual period of the fees. Fees paid/received for priority sector lending certificates are amortized on straight-line basis over the period of the certificate. All other fees are accounted for as and when they become due where the Bank is reasonably certain of ultimate collection.

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

Through March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into (a) held-to-maturity, (b) available-for-sale and (c) held-for-trading. Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealized, was ignored, while net depreciation in each category was provided. Held-to-maturity securities were carried at their acquisition cost or at amortized cost, if acquired at a premium over the face value. Any premium over the face value of fixed-and floating-rate securities acquired was amortized over the remaining period until maturity on a constant-yield and straight-line basis, respectively.

With effect from April 1, 2024, the Bank implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments have been recorded as per the directions. Accordingly, as stated below, the significant accounting policies with respect to investments have been modified.

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

The Bank computes the market/fair value of its unquoted government securities, which are in the nature of statutory liquidity ratio securities included in the available-for-sale and fair value through profit and loss account categories in accordance with rates published by the Financial Benchmark India Private Limited. For unquoted corporate bonds, the Bank computes the market value in accordance with the security-level valuations published by the Fixed Income Monetary Market and Derivatives Association.

The Bank computes the market value of unquoted non-government fixed income securities, including pass through certificates, wherever they are linked to the yield-to-maturity rates, with a mark-up, reflecting associated credit risk, over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association. The sovereign foreign securities and non-rupee India-linked bonds are valued based on prices published by the sovereign regulator or on counterparty quotes.

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

Units of infrastructure investment trusts are valued as per the quoted price available on the exchange.

The Bank values securities receipts at the net asset value provided by asset reconstruction companies. The Bank makes additional provisions on the security receipts based on the remaining period of the resolution period. Security receipts which are outstanding and not redeemed as of the resolution period are treated as loss assets and are fully provided for. Provision on the fully provided security receipts including receipts guaranteed by the Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

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

The Bank accounts for repurchase, reverse repurchase and transactions with the Reserve Bank of India under the liquidity adjustment facility/marginal standing facility as borrowing and lending transactions in accordance with the Reserve Bank of India’s guidelines.

The valuation methodologies for investments involve uncertainties and are significantly affected by assumptions used and judgments made regarding the risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values.

Loans and Other Credit Facilities

Loans and advances are classified into performing and non-performing loans as per Reserve Bank of India guidelines. Under the Reserve Bank of India’s guidelines, an asset is generally classified as non-performing if: in respect of term loans, any amount of interest or principal is overdue for more than 90 days; in respect of overdraft or cash credit, if the account is out of order for a period of 90 days; and, in respect of bills, if the account is overdue for more than 90 days. Loans held at the overseas branches that are identified as impaired as per host country regulations, but which are standard as per the Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the respective host country. Non-performing loans and advances are classified as standard, substandard, doubtful and loss assets based on number of days overdue. Interest on non-performing loans is not recognized in profit and loss account until received.

The Bank considers an account as restructured, where for economic or legal reasons relating to the borrower’s financial difficulty, the Bank grants concessions to the borrower that the Bank would not otherwise consider. The moratorium granted to the borrowers based on the Reserve Bank of India guidelines is not accounted for as a restructuring of loan. Certain specified guidelines by the Reserve Bank of India requires the asset classification to be maintained as “standard”. Therefore, the borrowers, where a resolution plan was implemented under these guidelines are classified as standard restructured.

Provisions are generally made by the Bank on standard, substandard, doubtful and loss assets as per internal provisioning norms, subject to minimum provisioning requirements of the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provisions on certain performing loans as per the direction of the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are fully provided for. For impaired loans held in overseas branches that are performing as per the Reserve Bank of India guidelines, provisions are made as per the host country regulations. For loans held in overseas branches that are non-performing loans as per the Reserve Bank of India guidelines and as per host country regulations, provisions are made at the higher of the provisions required as required by internal provisioning norms and host country regulations. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per the Reserve Bank of India guidelines. The Bank holds specific provisions for non-performing loans that are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraud to the Reserve Bank of India, the entire amount is provided for over a period not exceeding four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per the Reserve Bank of India guidelines.

The Bank makes provision on restructured loans subject to minimum requirements as per the Reserve Bank of India guidelines. Provisions due to diminution in the fair value of restructured/rescheduled loans and advances are made in accordance with the applicable Reserve Bank of India guidelines. Non-performing and restructured loans are upgraded to standard, as per the extant Reserve Bank of India guidelines or host country regulations, as applicable.

As per the Reserve Bank of India guidelines, the non-performing loans are written off in accordance with the Bank’s policy. Amounts recovered against bad debts written off are recognized in the profit and loss account.

The Bank also creates general provisions on performing loans based on the guidelines issued by the Reserve Bank of India, including provisions on loans to borrowers having unhedged foreign currency exposure, loans to specific borrowers in specific stressed sectors, exposure to step-down subsidiaries of Indian companies and incremental exposures to borrowers identified as per the Reserve Bank of India’s large exposure framework. For performing loans in overseas branches, the general provisions are made at the greater of the aggregate provision required as per host country regulations and the Reserve Bank of India’s requirement.

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

The Bank makes additional provisions from the date of default as per the Reserve Bank of India’s guidelines for cases where viable resolution plans have not been implemented within the timelines prescribed by the Reserve Bank of India. These additional provisions are written-back upon satisfaction of the conditions for reversal, as per the Reserve Bank of India guidelines.

The Bank, on a prudent basis, also makes a contingency provision on certain standard assets. The contingency provision is included in ‘Other Liabilities and Provisions’.

The Bank has a Board-approved policy for making floating provisions, which are in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized with the approval of Board and the Reserve Bank of India, for contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature, and for making specific provisions for impaired loans required by the Reserve Bank of India guidelines or any regulatory guidance/instructions. The floating provision is netted off from loans.

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

Death and rider claims are accounted for on receipt of intimation. Survival, maturity and annuity benefits are accounted when due. Withdrawals and surrenders under non-linked policies are accounted on the receipt of intimation and for unit-linked policies, are accounted in the respective schemes when the associated units are cancelled. Amount payable on lapsed/discontinued policies are accounted for on expiry of lock-in-period of these policies. Surrenders, withdrawals and lapsation are disclosed at net of charges recoverable. Claim settlement cost, legal and other fees form part of claim cost wherever applicable. Reinsurance claims are accounted for in the period in which the claim is intimated and are netted off against benefits paid. Repudiated claims and other claims disputed before the judicial authorities are provided for on prudent basis as considered appropriate by the management.

Income from unit-linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the unit-linked funds in accordance with terms and conditions of policies issued and are recognized when due.

Acquisition costs are costs that vary with, and are primarily related to, acquisition of new and renewal insurance contracts and have an obligatory relationship of costs incurred to execution of insurance contracts. These costs are expensed in the period in which they are incurred. Clawback of commission paid, if any, in future is accounted in the year in which it becomes recoverable.

The actuarial liabilities, for all in-force policies, and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with the accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, regulations notified by IRDAI, and relevant guidance notes and Actuarial Practice Standards of the Institute of Actuaries of India. The unit liability in respect of linked business is the value of the units standing to the credit of policyholders, using the net asset value prevailing at the valuation date.

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

The Funds for Future Appropriations, in the participating segment represent the surplus, which is not allocated to policyholders or shareholders as at the Balance Sheet date.

Investments are made and accounted for in accordance with the Insurance Act, 1938, the Regulation, the Master Circular, Investment Policy of the Company and various other circulars/notifications issued by IRDAI in this context from time to time.

Unclaimed amount of policyholders’ liability is determined on the basis of net asset value of the units outstanding as at the valuation date. Income on unclaimed amount of policyholders is accreted to the unclaimed fund and is accounted for on an accrual basis, net of fund management charges.

Borrowing costs are charged to the Profit and Loss account in the period in which these are incurred.

Provisions for income tax are made in accordance with the provisions of Section 44 of the Income Tax Act 1961, read with rules contained in the first schedule and other relevant provisions of the Income Tax Act 1961, as applicable, to a company carrying on in the life insurance business. Income tax expense comprises current taxes (i.e. the amount of tax for the year as determined in accordance with the Income Tax Act 1961) and deferred tax charges or credits (reflecting the tax effects of timing differences between accounting income and taxable income for the year).

Fair Value Measurements

We determine the fair values of our financial instruments in U.S. GAAP based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

The valuation of Level 1 instruments is based upon the unadjusted quoted prices of identical instruments traded in active markets on reporting date.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 153.1 billion at year-end fiscal 2026. Out of the total Level 3 investments, investments amounting to Rs. 151.6 billion were India-linked and investments amounting to Rs. 1.5 billion were non-India linked. India-linked investments consisted of pass-through certificates of Rs. 145.0 billion, corporate bonds of Rs. 1.9 billion, equity shares of Rs. 4.5 billion and other securities of Rs. 0.1 billion. Non-India linked investments consisted of mortgage-backed securities of Rs. 1.5 billion at year-end fiscal 2026 and equity shares of Rs. 0.0 billion at year-end fiscal 2026.

The valuation of Indian pass-through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust makes assumptions with regards to various variables to arrive at the estimated cash flows. The cash flows for pass through certificates are discounted at the yield-to-maturity rates and credit spreads published by Financial Benchmark India Private Limited and Fixed Income Money Market and Derivatives Association on month ends.

Bonds that have been identified as illiquid and valued based on a valuation model are classified as Level 3 instruments only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 1.9 billion were valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

Due to illiquidity in the asset backed and mortgage-backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 1.5 billion determined using an internal model.

Non-India linked equity shares of Rs. 0.0 billion were valued by applying discount to the market price of same company.

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

Convergence of Indian Accounting Standards with International Financial Reporting Standards

In 2016, the Ministry of Corporate Affairs issued the roadmap for implementation of new Indian Accounting Standards (“Ind AS”), converged with International Financial Reporting Standards, for scheduled commercial banks, insurance companies and non-banking financial companies. However, currently the implementation of Ind AS for banks has been deferred until further notice pending the consideration of some recommended legislative amendments by the Government of India and for insurance companies, Ind AS has been made applicable form April 1, 2026, with an option to the insurance companies to obtain a forbearance for a period of one year with prior approval of IRDAI. We are in an advanced stage of preparedness for implementation of Ind AS, as and when these are made applicable. Further, there may be regulatory guidelines and clarifications in some critical areas of Ind AS application, which we will need to suitably incorporate in our implementation project as and when those are issued.

Financial statements prepared under Ind AS may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, consolidation accounting and deferred taxes.

In April 2026, the Reserve Bank of India, issued directions which introduced expected credit loss framework for provisioning by banks, broadly based on the principles of the International Financial Reporting Standard 9, supplemented by regulatory backstops wherever necessary. The expected credit loss approach includes introduction of a staging framework for asset classification, while retaining the extant norms for classification of non-performing assets and adoption of forward-looking provisioning. These directions also introduced minimum prudential floors to be maintained by banks in addition to provisions computed based on expected credit loss estimates. These directions shall come into force with effect from April 1, 2027 and may require higher provisioning requirements.

Management

Directors and Executive Officers

Our Board is responsible for the management of our business. Our organizational documents provide for a minimum of three and a maximum of 15 directors, excluding the Government Director and the Debenture Director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by shareholders in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act, 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act, 1949 requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accountancy, agriculture and rural economy, co-operation, economics, finance, law, small scale industry, IT, payment and settlement systems, human resources, risk management and business management. All our directors possess special knowledge in more than one area specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the Government Director and the Debenture Director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time, which were also placed before the Board at its meeting held on April 18, 2026. The Companies Act excludes the Government Director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India to be considered while appointing persons as directors of banking companies. Our directors (other than the Government Director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee and Board of Directors have reviewed the declarations received from all the existing directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria and can continue on the Board. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the Debenture Director. The Debenture Director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a Debenture Director on our Board of Directors.

Of our 12 directors as at July 8, 2026, four directors are in our Whole-time employment (the Managing Director & CEO, and three Executive Directors) and the remaining eight directors are Independent Directors.

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

Mr. Pradeep Kumar Sinha was appointed as an Independent Director for a period of five years from February 17, 2024. Effective July 1, 2024, he was appointed as Non-executive Part-time Chairperson. Requisite approvals from the Reserve Bank of India and shareholders for such appointment are in place.

Mr. Sandeep Bakhshi was appointed as a whole-time Director and Chief Operating Officer (Designate) effective from July 31, 2018 and as the Managing Director and Chief Executive Officer effective October 15, 2018 for a period till October 3, 2023. He was re-appointed as Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 4, 2023 to October 3, 2026. Requisite approvals from the Reserve Bank of India and shareholders for such appointment are in place. The Board unanimously approved the re-appointment of Mr. Sandeep Bakhshi for a further period of two years with effect from October 4, 2026 to October 3, 2028, subject to approval of the Reserve Bank of India, shareholders, and such other approvals as may be required. The Reserve Bank of India has, vide its letter dated May 22, 2026, approved the re-appointment of Mr. Sandeep Bakhshi for a period of two years from October 4, 2026. The approval of the shareholders will be sought in the ensuing Annual General Meeting.

Mr. Sandeep Batra was appointed as a whole-time Director (designated as an Executive Director) effective December 23, 2020 till December 22, 2023. He was re-appointed as whole-time director (designated as an Executive Director) for a further period of two years with effect from December 23, 2023 to December 22, 2025. The Board of Directors of the Bank at its meeting held on January 25, 2025, approved the re-appointment of Mr. Sandeep Batra for a period of two years with effect from December 23, 2025 to December 22, 2027, subject to approval of the Reserve Bank of India and shareholders of the Bank. Approval from the Reserve Bank of India and shareholders are in place.

Mr. Rakesh Jha was appointed as a whole-time Director (designated as an Executive Director) for a period of three years effective September 2, 2022. The Board of Directors of the Bank at its meeting held on January 25, 2025, approved proposal for seeking approval from the Reserve Bank of India for re-appointment of Mr. Rakesh Jha from September 2, 2025 till September 1, 2027. Requisite approvals from the Reserve Bank of India and shareholders for such appointment are in place.

Mr. Ajay Kumar Gupta was appointed as a whole-time director (designated as an Executive Director) effective March 15, 2024 till November 26, 2026. Requisite approvals from the Reserve Bank of India and shareholders for such appointment are in place. The Board of Directors in its meeting held on January 17, 2026, approved the re-appointment of Mr. Ajay Kumar Gupta for a further period of two years with effect from November 27, 2026 to November 26, 2028, subject to approval of the Reserve Bank of India, shareholders, and such other approvals as may be required.

The Board of Directors of the Bank had, at its meeting held on October 18, 2025 and the shareholders, through Postal Ballot on February 25, 2026, approved the appointment of Ms. Vijayalakshmi Iyer, as an Independent Director, for a term commencing from December 1, 2025 to May 31, 2030.

The Board of Directors of the Bank had, vide a resolution passed by circulation on June 1, 2026 approved the appointment of Mr. Ashwani Bhatia as an Additional (Independent) Director, for a term commencing from June 1, 2026 to May 31, 2031, subject to the approval of shareholders.

Ms. Neelam Dhawan and Mr. Radhakrishnan Nair retired as Independent Directors of the Bank on January 11, 2026 and May 1, 2026, respectively, pursuant to the completion of their second term as an Independent Directors.

Our Board had the following members at July 8, 2026:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 8, 2026
Mr. Pradeep Kumar Sinha Non-Executive Independent Director Profession: Government Servant (Retired)	70	February 17, 2024 (appointed as part-time Chairperson effective July 1, 2024)	Director Carbon U Turn Technology Private Limited Glenmark Pharmaceuticals Limited

Mr. Subramanian Madhavan Non-Executive Independent Director Profession: Advisor	69	April 14, 2019

Chairperson

Procter & Gamble Health Limited

Director

CBIX Technology Solutions Private Limited

Shopkhoj Content Private Limited

Lifestyle International Private Limited

Eicher Motors Limited

Welspun Enterprises Limited

Anthem Biosciences Limited

Mr. Balasubramanyam Sriram Non-Executive Independent Director Profession: Advisor	67	January 14, 2019

Director

TVS Credit Services Limited

Nippon Life India Asset Management Limited

IndiaIdeas Com Limited

TVS Supply Chain Solutions Limited

National Bank for Financing Infrastructure and Development (NaBFID)

TVS Motor Company Limited

Ms. Vibha Paul Rishi Non-Executive Independent Director Profession: Company Director	66	January 23, 2022	Director ICICI Prudential Life Insurance Company Limited Pratham Education Foundation Piramal Pharma Limited Cummins India Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 8, 2026
Mr. Rohit Bhasin Non-Executive Independent Director Profession: Company Director	66	July 26, 2024

Chairperson

Indira IVF Hospital Limited

Director

Star Health and Allied Insurance Company Limited

Dr Lal PathLabs Limited

Yatra Online Limited

Select Synergies and Services Private Limited

BlueStone Jewellary and Lifestyle Limited

Globe All India Services Limited

Mr. Punit Sood Non-Executive Independent Director Profession: Company Director	61	October 1, 2024	Director National Payment Corporation of India Mphasis Limited

Ms. Vijayalakshmi Iyer Non-Executive Independent Director Profession: Company Director	71	December 1, 2025

Director

Glenmark Pharmaceuticals Limited

CG Power and Industrial Solutions Limited

Computer Age Management Services Limited

Avanse Financial Services Limited

Axis Mutual Fund Trustee Limited

ICICI Securities Limited

CG Semi Private Limited

Centre for Investment Education and Learning Private Limited

AV Financial Experts Network Private Limited

Mr. Ashwani Bhatia Non-Executive Independent Director Profession: Company Director	64	June 1, 2026	Chairperson Niva Bupa Health Insurance Company Limited

Mr. Sandeep Bakhshi Managing Director and CEO Profession: Company Executive	66	October 15, 2018	None

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 8, 2026
Mr. Sandeep Batra Executive Director Profession: Company Executive	60	December 23, 2020

Chairperson

ICICI Prudential Life Insurance Company Limited

ICICI Venture Funds Management Company Limited

ICICI Prudential Asset Management Company Limited

Director

ICICI Lombard General Insurance Company Limited

Mr. Rakesh Jha Executive Director Profession: Company Executive	54	September 2, 2022	Chairperson ICICI Home Finance Company Limited ICICI Lombard General Insurance Company Limited ICICI Securities Limited

Mr. Ajay Kumar Gupta Executive Director Profession: Company Executive	59	March 15, 2024	Chairperson I-Process Services (India) Limited ICICI Securities Primary Dealership Limited Director ICICI Securities Limited ICICI Home Finance Company Limited

Our executive officers as at March 31, 2026, who received executive remuneration in fiscal 2026, were as follows:

Name	Age	Designation and Responsibilities	Years of Work Experience	Total remuneration in Fiscal 2026 (in Rupees)	Bonus Paid in Fiscal 2026 (in Rupees)(1)	Stock Options Granted during Fiscal 2026	Total Stock Options Outstanding at March 31, 2026(2)	Shareholding at March 31, 2026(3)
Mr. Sandeep Bakhshi	66	Managing Director and CEO	43	71,240,999	34,932,563	242,100	5,760,000	876,300
Mr. Sandeep Batra	60	Executive Director	38	65,043,846	30,372,664	198,190	3,015,765	809,435
Mr. Rakesh Jha	54	Executive Director	30	65,161,259	28,208,935	198,190	3,315,265	95,900
Mr. Ajay Kumar Gupta	59	Executive Director	34	64,949,051	22,690,537	198,190	1,317,390	540,568
Mr. Anindya Banerjee	50	Group Chief Financial Officer	28	32,225,670	15,168,520	96,600	1,257,932	450,038

(1)	Bonus amounts earned for fiscal 2025 were subject to deferment policy of the Bank in-line with the regulatory stipulations. The above amounts include payouts of the non-deferred portion of the bonus amount pertaining to fiscal 2024. The balance amount shall be equally deferred over a period of three years. The above amount also include the deferred portion of the bonus amount approved in earlier years that was paid during fiscal 2026.

(2)	Each stock option, once exercised, would be equivalent to one equity share of the Bank. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(3)	Executive officers and directors (including non-executive directors) as a group held 0.04% of the Bank’s equity shares at March 31, 2026.

The profile of our non-executive directors as at July 8, 2026 was as follows:

Mr. Pradeep Kumar Sinha has a master’s degree in economics from the Delhi School of Economics and Philosophy in Social Sciences. He joined the Indian Administrative Service in 1977. He was a Visiting Fellow at the University of Oxford in 1999. He served mostly in the Government of India and rose to the highest position of Cabinet Secretary, the head of civil services. He served as the Cabinet Secretary for more than 4 years before moving to the Prime Minister’s Office. He retired from there in March 2021 after 44 years of service. He has been a government nominee director in numerous major public sector undertakings.

Mr. Subramanian Madhavan is a chartered accountant and holds a post graduate diploma in business management from the Indian Institute of Management, Ahmedabad. He started his career with Hindustan Unilever Limited. He had thereafter established a highly successful tax practice and served large Indian and multinational clients. He was then a senior partner and Executive Director in PricewaterhouseCoopers Private Limited. He has over 38 years of experience in accountancy, economics, finance, law, IT, human resources, risk management, business management and banking. He has also served as the President Northern Region, Indo-American Chamber of Commerce and has been a past Co-Chairperson, Taxation Committee, ASSOCHAM. He is a member of the Institute of Directors, the All India Management Association and the Delhi Management Association.

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

Mr. Rohit Bhasin is a chartered accountant with over 21 years of experience in PricewaterhouseCoopers, where he was a member of its India leadership team and partner oversight committee. He also worked with Standard Chartered Bank in India for nearly a decade. He has been an independent director and audit committee chairperson of several leading listed Indian companies.

Mr. Punit Sood has a bachelor’s degree in electronics and communications from the Indian Institute of Technology, Roorkee and is a postgraduate in management and information systems from the Indian

Institute of Management, Ahmedabad. He has over 35 years of experience in banking and IT. He was Managing Director of NatWest Digital Services India Private Limited. He has also been Managing Director and Chief Information Officer at JP Morgan Services India, and Chief Executive Officer and Managing Director at Citi Technology Services India.

Ms. Vijayalakshmi Iyer graduated from M.L. Dahanukar College of Commerce and did her post graduation from Sydenham College of Commerce Mumbai. She is also a certified associate of the Indian Institute of Banking and Finance. She has nearly four decades of experience in the banking and finance sector in India and served as the chairperson for a number of boards and committees in the financial sector in India. She retired as the Chairperson and Managing Director of Bank of India in May 2015. She also served as member (finance & investment) at IRDAI from June 2015 to May 2017.

Mr. Ashwani Bhatia is a banking and financial markets veteran with over 40 years of experience. He previously served as a wholetime Member at Securities & Exchange Board of India (“SEBI”) from June 2022 to May 2025, where he oversaw key departments like Debt and Hybrid Securities and Alternative Investment Funds. Prior to SEBI, he spent roughly 37 years with the State Bank Group, rising from a Probationary Officer in 1985 to ultimately retire as the Managing Director of State Bank of India. He has wide experience in treasury operations, retail banking, credit, investment banking and asset management. Mr. Bhatia is a Bachelor of Science (Physics & Mathematics) from Dayalbagh University, Agra and an MBA from Podar Institute of Management, Jaipur.

The profile of our executive officers as at July 8, 2026 was as follows:

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

Mr. Ajay Kumar Gupta is a chartered accountant. He joined ICICI Group in November 1991 and has worked across corporate banking, project finance, SME, debt service management, credit & policy and operations. He is responsible for credit policy formulation and credit underwriting for retail and business banking, operations, technology and data sciences and analytics function of the Bank. He is the

Chairperson of ICICI Securities Primary Dealership Limited and I-Process Services (India) Limited. He also serves on the Board of ICICI Securities Limited and ICICI Home Finance Company Limited.

Mr. Anindya Banerjee is a chartered accountant. He joined ICICI Group in 1998 and initially worked in the area of corporate banking before moving to planning and strategy function in the corporate office. He was appointed as the Group Chief Financial Officer of the Bank with effect from May 1, 2022. His current responsibilities include financial reporting, planning and strategy and asset-liability management. He also serves on the Board of ICICI Venture Funds Management Company Limited with effect from July 8, 2026.

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

Audit Committee

On the date of filing of this annual report, the Audit Committee is comprised of three independent directors: Mr. Subramanian Madhavan, Mr. Rohit Bhasin and Mr. Punit Sood. Mr. Subramanian Madhavan is the Chairperson of the Committee. Mr. Subramanian Madhavan, Mr. Rohit Bhasin and Mr. Punit Sood qualify as Audit Committee financial experts.

The function of Audit Committee includes, providing direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, review of management’s discussion and analysis, recommendation of appointment, terms of appointment, remuneration and removal of statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, reviewing and monitoring with the management the auditor’s independence and the performance and effectiveness of the audit process, approval of transactions with related parties or any subsequent modifications and utilization of loans and/or advances from/investment by the Bank in its subsidiaries. The Audit Committee also reviews the functioning of the Whistle-Blower Mechanism, adequacy of internal control systems and the internal audit function, compliance with inspection and audit reports and reports of statutory auditors, findings of internal investigations, management letters/letters on internal control weaknesses issued by statutory auditors/internal auditors, investment in shares and advances against shares. The Audit Committee responsibilities also include reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting, internal accounting controls and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Committee also considers and comments on rationale, cost-benefits and impact of schemes involving merger/demerger/amalgamation etc., on the Bank and its shareholders.

Board Governance, Remuneration & Nomination Committee

On the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee is comprised of four independent directors: Mr. Punit Sood, Mr. Balasubramanyam Sriram, Mr. Pradeep Kumar Sinha. and Mr. Rohit Bhasin. Mr. Punit Sood is the Chairperson of the Committee.

The functions of the Committee, inter alia, include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulate a criteria for the evaluation of the performance of the Whole-time/Independent Directors and the Board and to extend or continue the term of appointment of Independent Directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to Whole-time Directors and senior management personnel. The functions also include approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme/Employee Stock Unit Scheme and decide on the grant of options/units to employees and Whole-time Directors of the Bank and its subsidiary companies.

Environmental, Social and Governance & Corporate Social Responsibility Committee

The nomenclature of the Corporate Social Responsibility Committee was changed to Environmental, Social and Governance & Corporate Social Responsibility Committee effective December 18, 2025 to align it with its enhanced role and terms.

On the date of filing this annual report, the Environmental, Social and Governance & Corporate Social Responsibility Committee is comprised of three directors: Mr. Pradeep Kumar Sinha, Ms. Vijayalakshmi Iyer and Mr. Rakesh Jha. Mr. Pradeep Kumar Sinha, an Independent Director and non-executive part-time Chairperson of the Bank is also the Chairperson of the Committee.

The functions of the Committee include review of corporate social responsibility (“CSR”)initiatives undertaken by ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR policy indicating the activities to be undertaken by the Bank and recommendation of the amount of the expenditure to be incurred on such activities, identifying the focus, from among the themes specified in Schedule VII of the Companies Act, for initiatives to be undertaken by the Bank, reviewing and recommending the annual CSR plan to the Board with details of CSR initiatives and projects and schedule of implementation, making recommendations to the Board with respect to the CSR initiatives, policies and practices of ICICI Group, monitoring the CSR activities, implementation and compliance with the CSR policy, reviewing the submissions to be made to the Board with respect to implementation of the annual CSR action plan including the disbursement of funds for the purposes and manner as approved, implementation of on-going projects as per approved timelines and year-wise allocation of funds, any modifications to be suggested to on-going projects, earmarking unspent CSR amount, if any, in subsequent periods as prescribed in the Companies Act and suggest deployment of any amount spent in excess of the requirement for set-off in subsequent years, reviewing impact assessment of projects, and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by the Reserve Bank of India or any other body, and oversee the Environment, Social and Governance activities of the Bank.

Credit Committee

On the date of filing of this annual report, the Credit Committee is comprised of five directors: Mr. Sandeep Bakhshi, Mr. Balasubramanyam Sriram, Ms. Vijayalakshmi Iyer, Mr. Ashwani Bhatia and Mr. Rakesh Jha. Mr. Sandeep Bakhshi, Managing Director and CEO, is the Chairperson of the Committee.

The functions of the Committee, inter alia, includes review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

On the date of filing of this annual report, the Customer Service Committee is comprised of four directors: Ms. Vibha Paul Rishi, Mr. Subramanian Madhavan, Mr. Sandeep Bakhshi and Mr. Rakesh Jha. Ms. Vibha Paul Rishi, an Independent Director, is the Chairperson of the Committee.

The functions of the Committee, inter alia, include review of customer service initiatives, overseeing the functioning of the Standing Committee on Customer Service (Customer Service Council) and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

On the date of filing of this annual report, the Fraud Monitoring Committee is comprised of five directors: Ms. Vijayalakshmi Iyer, Mr. Pradeep Kumar Sinha, Ms. Vibha Paul Rishi, Mr. Ashwani Bhatia and Mr. Rakesh Jha. Ms. Vijayalakshmi Iyer, an Independent Director, is the Chairperson of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 30 million and above with the objective of identifying the systemic lacunae and suggesting mitigating measures for strengthening the internal controls, risk management framework, if any. The functions of this Committee include identifying the reasons for delay in detection of fraud, if any, in reporting to top management of the Bank and the Reserve Bank of India. The Committee reviews trends and modus operandi of frauds in all categories and products including retail and rural assets, liability frauds, payment systems and card frauds. It also reviews root cause analysis of individual fraud cases amounting to Rs. 5 million and above. The status of filing of complaint with law enforcement agencies, progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without any delay. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds including review of transaction monitoring rules as well.

IT Strategy Committee

On the date of filing of this annual report, the IT Strategy Committee is comprised of four directors: Mr. Balasubramanyam Sriram, Mr. Punit Sood, Mr. Sandeep Batra and Mr. Ajay Kumar Gupta. Mr. Balasubramanyam Sriram, an Independent Director, is the Chairperson of the Committee.

The functions of the Committee, inter alia, includes, approving the strategy for IT and policy documents, ensure that the IT strategy is aligned with business strategy, review performance with reference to IT and information security key risk indicators including periodic review of such risk indicators, ensure proper balance of IT investments for sustaining the Bank’s growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks, review contribution of IT to business, oversee the activities of Digital Council, review technology from a future readiness perspective, oversee key projects progress and critical IT systems performance including review of IT capacity requirements and adequacy and effectiveness of business continuity management and disaster recovery, review special IT initiatives, review cyber risk, consider the Reserve Bank of India inspection report/directives received from time to time by the Bank in the areas of IT and cybersecurity and review the compliance of various actionables arising out of such reports/directives as may be deemed necessary from time to time and review deployment of skilled resources within the technology and information security functions to ensure effective and efficient deliveries.

Risk Committee

On the date of filing of this annual report, the Risk Committee is comprised of four directors: Mr. Rohit Bhasin, Mr. Subramanian Madhavan, Ms. Vibha Paul Rishi and Mr. Sandeep Batra. Mr. Rohit Bhasin, an Independent Director, is the Chairperson of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, model risk management, framework for early warning signals and red flagging of accounts, reputation risks, business continuity plans and disaster recovery plans and approve the Broker Empanelment Policy and any amendments thereto. The functions of the Committee also include setting limits on any industry or country, reviewing the Enterprise Risk Management framework, Risk Appetite for the Bank, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; reviewing the Basel framework, risk dashboard covering various risks, outsourcing activities, the activities of the Asset Liability Management Committee and the proceedings of the Group Risk Management Committee. The Committee also carries out the cybersecurity risk assessment. The appointment, removal and terms of remuneration of the Group Chief Risk Officer is subject to review by the Committee. The Committee coordinates its activities with other committees, in instances where there is any overlap with activities of such committees, as per the framework laid down by the Board of Directors.

Stakeholders Relationship Committee

On the date of filing of this annual report, the Stakeholders’ Relationship Committee is comprised of three directors: Mr. Ashwani Bhatia, Mr. Sandeep Batra and Mr. Ajay Kumar Gupta. Mr. Ashwani Bhatia, an Independent Director, is the Chairperson of the Committee.

The functions of the Committee, inter alia, include approval and rejection of transmission of shares, bonds, debentures, issue of duplicate certificates, allotment of securities from time to time, redressal and resolution of grievances of security holders, delegation of authority for opening and operation of bank accounts for payment of interest/dividend.

Review Committee (Gross Principal Outstanding > Rs. 750 million) for identification & classification of willful defaulters

The Managing Director and CEO is the Chairperson of this Committee and any two independent directors comprise the remaining members.

The function of the Committee is to review the order of Identification Committee, (Gross Principal Outstanding > Rs. 750.0 million), identification & classification of willful defaulters and confirm the same for the order to be considered as final.

All of the above committees keep the Board of Directors informed about the nature and content of its discussions, recommendations and actions to be taken.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our Directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our Directors or Executive officers. All Directors and members of the senior management have confirmed compliance with Group Code of Business Conduct and Ethics for fiscal 2026.

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

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements of ICICI Group, and financial statements of subsidiaries for fiscal 2025 and fiscal 2026 and the fees for other professional services offered to ICICI Group billed in fiscal 2025 and fiscal 2026 are as follows:

	Year ended March 31,
	2025		2026		2026
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	249	Rs.	282	US$	3,005
Audit-related services		—		—		—
Opinion on non-statutory accounts		—		—		—
Others		8		20		213
Sub-total		257		302		3,218
Non-audit services
Tax compliance		1		1		11
Other services		—		—		—
Sub-total		1		1		11
Total	Rs.	258	Rs.	303	US$	3,229

Fees for “others” under the audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2026 and fees for other professional services billed in fiscal 2026. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors

A majority (eight of 12 as at July 8, 2026) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act as amended from time to time and Regulation 16 the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, have defined an independent director and specified the eligibility criteria for a director to be classified as independent. All Independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act as amended and Regulation 16 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (SEBI Listing Regulations) which have been relied on by the Bank and were placed before Bank’s Board of Directors at its meeting held on April 18, 2026 and the declaration received from Mr. Ashwani Bhatia was circulated to the Board as resolution passed by circulation on June 1, 2026. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings

Independent Directors are required to meet at least once in a financial year without the Non-Independent Directors and members of the management. At such meetings, the Independent Directors are required to review the performance of the Chairperson of the Board taking into account the views of Executive and Non-executive directors, Non-independent Directors, Board Committees, and the Board as a whole. The Independent Directors also assess the quality, quantity and timeliness of flow of information between the Bank’s management and the Board that is necessary for the Board to effectively and reasonably perform its duties. The Independent Directors met on April 18, 2026, to carry out these reviews. Prior to this, the Independent Directors had met on April 19, 2025, separately to carry out similar reviews.

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

Corporate Governance Guidelines

Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the Board of Directors. While as a foreign private issuer, we are not required to adopt such guidelines, under our home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2026. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act at year-end fiscal 2026.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls could be further strengthened. The Audit Committee monitors the resolution of any identified significant process and control improvement opportunities to a satisfactory conclusion. In the areas of IT and cyber risk, IT Strategy Committee also exercises oversight. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby officers throughout the Bank certify to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

There are inherent limitations to the effectiveness of any system, especially of disclosure controls and procedures, including the possibility of human error and collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected, in a fast-changing environment or when entering new areas of business or expanding geographic reach or deploying emerging technologies. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have experienced significant growth in a fast-changing environment, and management is aware that this may pose significant challenges to the control framework. See also “Risk Factors—Risks Relating to Our Business—There is operational risk associated with the financial industry, which, when realized, may have an adverse impact on our business”.

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

Management assessed the effectiveness of our internal control over financial reporting at year-end fiscal 2026 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2026. Effectiveness of our internal control over financial reporting at year-end fiscal 2026 has been audited by KPMG Assurance and Consulting Services LLP, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

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

In line with the Reserve Bank of India guidelines including Reserve Bank of India circular dated February 9, 2024, payment of fixed remuneration of Rs. 3,000,000 per annum was approved by shareholders for each non-executive Director of the Bank (other than part-time Chairperson and the Government Nominee Director). The Reserve Bank of India and the shareholders have also approved a remuneration of Rs. 5,000,000 per annum for the non-executive chairperson. In addition, we reimburse our directors for expenses incurred in connection with attending Board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board may fix the salary and supplementary allowance payable to the Whole-time Directors, which is also subject to shareholders’ approval. We are required to obtain specific approval of the Reserve Bank of India and other necessary approvals for the actual monthly salary, supplementary allowance, annual performance bonus and employee stock options paid each year to our Whole-time Directors.

In addition to the basic salary and supplementary allowance, our Whole-time Directors are entitled to certain perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone /IT assets at residence or reimbursement of expenses in lieu thereof, payment of income tax on perquisites by the Bank to the extent permissible under the Income Tax Act and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired whole-time directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfil prescribed eligibility criteria to avail loans for purchase of residential property, the whole-time directors are also eligible for housing loans. The stock options vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant. The options so vested are to be exercised within 5 years from the date of vesting or such shorter period as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant.

There are no service contracts with our whole-time directors providing for benefits upon termination of their employment.

The total compensation paid by the Bank to its directors and whole-time officers during fiscal 2026 was around Rs. 430 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and whole-time directors on the basis of the Bank’s performance and individual performance. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2026 was provisioned at Rs. 31.5 billion.

Employee Stock Option Scheme

ICICI Bank has an Employees Stock Option Scheme - 2000 (the “Scheme 2000”) which was instituted in fiscal 2000 to enable the employees and Whole-time Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The Scheme 2000 aims at achieving the twin objectives of aligning employee interest to that of the shareholders and retention. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. The Scheme 2000 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (the SEBI SBEB & SE Regulations). The options are granted by the Board Governance, Remuneration & Nomination Committee and noted/approved by the Board as the case may be. Pursuant to the Scheme 2000, as amended from time to time, up to 10.0% of the aggregate issued equity shares of the Bank at the time of the grant of stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. At March 31, 2026, this 10.0% limit was equivalent to 716 million shares, of which the Bank has granted (net of lapsed) 651 million options under the Scheme 2000. Permanent employees or a director (excluding independent directors) of the Bank or of a ICICI Bank’s subsidiary are eligible employees for grants of stock options. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

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

Options granted prior to April 1, 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the options vesting on each of the first four anniversaries of the grant date.

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

The following table sets forth certain information regarding the stock option grants made to employees under the Scheme 2000 on March 31, 2026. The Bank granted all of these options at no cost to its employees. Options granted include grants to Whole-time Directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors.

The following table sets forth certain information regarding the summary of options granted over the years by the Bank at March 31, 2026.

Particulars	ICICI Bank
Options granted (net of lapsed)		651,253,630
Options vested		651,439,727
Options exercised		505,981,535
Options forfeited/lapsed		115,122,314
Amount realized by exercise of options	Rs.	91,737,304,995
Total number of options in force		145,272,095
Weighted average exercise price of options in force	Rs.	585.24

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 18” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company Limited has an employees stock option scheme (the “I Pru Life Scheme”), which allows that the aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted to eligible employees issued pursuant to the I Pru Life Scheme or any other stock option scheme of ICICI Prudential Life Insurance Company Limited, shall not exceed a figure equivalent to 5.30% of the number of shares issued at March 31, 2016. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of ICICI Prudential Life Insurance Company Limited at the time of grant of options.

The I Pru Life Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

ICICI Prudential Life Insurance Company Limited had 24,556,368 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2026.

ICICI Lombard General Insurance Company has an employee stock option scheme (the “ICICI General Scheme”), which allows up to 8.98% of the issued capital to be allocated to employee stock options. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of ICICI Lombard General Insurance Company at the time of grant of options.

The ICICI General Scheme is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

ICICI Lombard General Insurance Company had 10,752,805 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2026.

Employees Stock Unit Scheme

ICICI Bank has an Employees Stock Unit Scheme — 2022 (the “Scheme 2022”), which was instituted in fiscal 2023.

The key objectives of the Scheme 2022 are to deepen the co-ownership amongst the (i) mid-level and front-line managers, and (ii) employees of Bank’s select unlisted wholly-owned subsidiaries with the following key considerations:

•	to enable employees’ participation in the business as an active stakeholder to usher in an “Owner-Manager” culture and to act as a retention mechanism;

•	to enhance motivation of employees; and

•	to enable employees to participate in the long-term growth and financial success of the Bank.

The Scheme 2022 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 100,618,910 units shall be granted in one or more tranches over a period of seven years from the date of approval of the Scheme 2022 by the shareholders, which shall entitle the unit holder one fully paid-up equity share of face value of Rs. 2 of the Bank as adjusted for any changes in capital structure of the Bank against each unit exercised. Units granted under the Scheme 2022 shall vest not later than the maximum vesting period of four years.

The Bank has up to March 31, 2026 granted (net of lapse) 13 million units. As per the Scheme 2022, the maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year and 0.14% of the total units available for grant over a period of seven years from the date of approval of the Scheme 2022 by the shareholders.

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

The following table sets forth certain information regarding the stock unit summary of grants made to employees over the years under the Scheme 2022 at March 31, 2026.

Particulars	ICICI Bank
Units granted (net of lapsed)		12,527,209
Units vested		3,942,727
Units exercised		2,575,099
Units forfeited/lapsed		1,088,431
Amount realized by exercise of units	Rs.	5,150,198
Total number of units in force		9,952,110
Weighted average exercise price of units in force	Rs.	2

The board of directors of ICICI Prudential Life Insurance Company Limited at its meeting held on June 10, 2023, approved the adoption of Employees Stock Unit Scheme — 2023 (the “ICICI Life Scheme 2023”), which was subsequently approved by the members at the annual general meeting held on July 28, 2023.

The ICICI Life Scheme 2023 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 14,500,000 units, shall be granted in one or more tranches over a period of six years from the date of approval of the ICICI Life Scheme 2023 by the shareholders, which shall entitle the unit holder one fully paid-up equity share of face value of Rs. 10 of ICICI Prudential Life Insurance Company Limited (as adjusted for any changes in capital structure of the Bank) against each unit exercised and accordingly, up to 14,500,000 equity shares of face value of Rs. 10 (approximately 1% of the outstanding shares as on March 31, 2023) each shall be allotted to all eligible employees taken together under the ICICI Life Scheme 2023. The maximum number of units granted to any eligible employee shall not exceed 60,000 units in any financial year.

Units granted under the ICICI Life Scheme 2023 shall vest not later than the maximum vesting period of four years. In addition, vesting of units shall also be dependent on mandatory achievement of corporate performance condition(s). The exercise price shall be the face value of equity shares of ICICI Prudential Life Insurance Company Limited i.e. Rs. 10 for each unit.

ICICI Prudential Life Insurance Company Limited had 1,664,819 units outstanding (net of forfeited or lapsed units) at year-end fiscal 2026.

The board of directors of ICICI Lombard General Insurance Company Limited at its meeting held on April 18, 2023, approved the adoption of Employees Stock Unit Scheme — 2023 (the “ICICI General Scheme 2023”), which was subsequently approved by the members at the annual general meeting held on July 06, 2023.

The ICICI General Scheme 2023 is in compliance with the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021.

A maximum of 5,000,000 units shall be granted under the ICICI General Scheme 2023, which shall entitle the unit holder one fully paid-up equity share of face value of Rs. 10 of ICICI Lombard General Insurance Company Limited against each unit exercised and accordingly, up to 5,000,000 equity shares of face value of Rs. 10 each shall be allotted to all eligible employees taken together under the ICICI General Scheme 2023. The maximum number of units granted to any eligible employee shall not exceed 20,000 units in any financial year.

Units granted under the ICICI General Scheme 2023 shall vest not later than the maximum vesting period of four years. In addition, the vesting of the units shall be based on one or more of relevant parameters as:

•	Market Share;

•	Combined Ratio; and

•	Performance of the eligible employee

Such other conditions as the Board Nomination & Remuneration Committee may decide. Exercise price shall be the face value of equity shares of ICICI Lombard General Insurance Company Limited i.e. Rs. 10 for each unit.

ICICI Lombard General Insurance Company Limited had granted 787,080 units under employees stock unit scheme to its employees during fiscal 2026 and 1,107,145 employee stock units were outstanding (net of forfeited or lapsed options) at year-end fiscal 2026.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2026, outstanding loans to the Bank’s employees totaled Rs. 40.2 billion compared to Rs. 33.0 billion at year-end fiscal 2025. This amount included loans to certain executive directors amounting to Rs. 39 million at year-end fiscal 2026 compared to Rs. 44 million at year-end fiscal 2025, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2026 based on its provisional financial statements was Rs. 24.1 billion compared to Rs. 20.3 billion at year-end fiscal 2025.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance

Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund based on provisional financial statements was Rs. 6.8 billion at year-end fiscal 2026 compared to Rs. 6.6 billion at year-end fiscal 2025.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.25 % for fiscal 2026. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds.

Out of the 12% of employer contribution, 8.33% subject to a maximum of Rs. 1,250 contributed per employee to the Employee Pension Scheme with Employee Provident Fund Organization. Pursuant to Supreme Court judgement in November 2022, certain eligible employees are given an option to contribute the entire 8.33% to employee pension scheme with Employee Provident Fund Organization.

The investments of the funds are made according to rules prescribed by the Government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2026, based on their provisional financial statements, amount to Rs. 1.4 billion and Rs. 72.7 billion respectively, as compared to Rs. 1.5 billion and Rs. 65.2 billion, respectively, at year-end fiscal 2025.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on provisional financial statements at year-end fiscal 2026 was Rs. 18.8 billion compared to Rs. 17.5 billion at year-end fiscal 2025.

National Pension Scheme

National Pension Scheme is a voluntary, defined contribution retirement savings scheme. The Bank contributes up to 14% of basic salary to National Pension Scheme for employees who opt to participate in the scheme. These funds are invested by Pension Fund Regulatory and Development Authority and are regulated by professional fund managers as per the investment option selected by the respective employees. At the time of retirement, up to 80% of the accumulated contributions (including returns thereon) can be withdrawn as lump-sum by the employee. The residual accumulated contributions need to be used for the purchase of a life annuity from a Pension Fund Regulatory and Development Authority empaneled life insurance company. The Bank has contributed Rs. 573 million for fiscal 2026 (fiscal 2025: Rs. 423 million) to National Pension Scheme for employees who opted for the scheme.

Interest of Management in Certain Transactions

Except as otherwise stated in this annual report, no amount or benefit has been paid or given to any of our directors or executive officers.

Disclosure on Recovery of Erroneously Awarded Compensation

During or after the fiscal 2026, we were not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the compensation recovery policy required by the listing standards adopted by the New York Stock Exchange.

Supervision and Regulation

The following description is a summary of certain sector-specific laws and regulations in India that are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below are not exhaustive and are only intended to provide general information.

The key legislation governing banking companies in India is the Banking Regulation Act. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force. Other important laws which govern banking companies in India include the Reserve Bank of India Act, FEMA, Payment and Settlement Systems Act, 2007, Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (“SARFAESI Act”), Negotiable Instruments Act, 1881 and Insolvency and Bankruptcy Code, 2016 as amended from time to time. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. In April 2026, the Reserve Bank of India issued two key regulatory guidelines: (1) Reserve Bank of India (Commercial Banks - Income Recognition, Asset Classification and Provisioning) Amendment Directions, 2026 and (2) Reserve Bank of India (Commercial Banks-Capital Charge for Credit Risk- Standardized Approach) Direction, 2026, both effective from April 1, 2027. Banking companies in India are also governed by the provisions of the Companies Act, and if such companies are listed on a stock exchange in India, then various regulations of the SEBI additionally apply to such companies.

Reserve Bank of India Regulations

One of Reserve Bank of India’s most significant regulatory measures during fiscal 2026 was the large-scale consolidation of its regulatory framework. The central bank streamlined its vast and often fragmented body of regulations by subsuming over 9,000 circulars, notifications and clarifications into around 244 Master Directions.

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

Statutory Reserve

In order to augment capital, a banking company shall transfer not less than 25.0% of the ‘net profit’ before appropriations to a statutory reserve fund as per Reserve Bank of India Master Direction on Reserve Bank of India (Commercial Banks - Financial Statements: Presentation and Disclosures) Directions, 2025.

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

In November 28, 2025, Reserve Bank of India has issued Reserve Bank of India (Commercial Banks -Acquisition and Holding of Shares or Voting Rights) Directions, 2025 (“Directions”). As per the 2025 Acquisition and Holding Directions, banks are required to have board-approved “fit and proper” criteria for major shareholders (defined as a shareholder or any relative or associate enterprise thereof, or person acting in concert therewith which holds 5.0% or more of the paid-up share capital or voting rights) and continuously monitor the fit and proper status of major shareholders, including changes in the Significant Beneficial Owner (“SBO”) as defined in the Companies Act and regulations promulgated thereunder.

Voting rights are capped at 26.0% for a single shareholder. However, any acquisition of shareholding/voting rights which result in the aggregate holdings (as defined in the 2025 Acquisition and Holding Directions) to be 5.0% or more, will require the prior approval of the Reserve Bank of India. For the purpose of determining 5.0% shareholding/voting rights, the holdings of equity shares and ADS are required to be aggregated. If the aggregate holding of a major shareholder falls below 5.0%, Reserve Bank of India approval will again be needed to raise the holding again to 5.0% or above.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is responsible for supervising the Indian banking system under various provisions of the Banking Regulation Act and the Reserve Bank of India Act. The supervision framework has evolved over time and the Reserve Bank of India has been making changes consistent with the Basel Committee on Banking Supervision’s (“BCBS”) “Core Principles for Effective Banking Supervision”. The existing supervisory framework has been modified towards establishing a risk-based supervision framework.

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

We have been subject to supervision under this framework since 2013. The Reserve Bank of India also discusses our IRAR with our management team, including the Chairperson of the Bank, the Chairperson of the Audit Committee, and the Managing Director and CEO. The IRAR, along with the report on actions taken by us, has to be placed before our Board of Directors. Upon approval by our Board of Directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. See also “—Loan Loss Provisions and Non-Performing Assets—Asset Classification.”

Appointment and Remuneration of the Chairperson, Managing Director and Other Directors

We are required to obtain prior approval of the Reserve Bank of India before we appoint our Chairperson, Managing Director and any other executive directors or fix their remuneration. The Reserve Bank of India has issued guidelines on “fit and proper” criteria for directors of banks. Our directors must satisfy the requirements of these guidelines.

The Reserve Bank of India has issued guidelines on the compensation criteria for Whole-time Directors, CEOs, material risk takers, non-executive directors and control function staff of private sector and foreign banks operating in India.

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

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating any floating charge on our undertaking or property.

Maintenance of Records

Banks are required to maintain books, records and registers. The Banking Regulation Act requires banks to maintain books and records in a particular manner, and file them periodically with the Registrar of Companies. The KYC Guidelines promulgated by the Reserve Bank of India also provide for certain records to be updated at regular intervals. The PMLA requires banks to maintain records of a transaction for five years from the date of the transaction between a customer and the bank. The KYC records are required to be preserved for a period of five years from the date of cessation of the relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such KYC records be preserved for a period of eight years, and requires banks to maintain records of books, accounts, and other documents relating to stock and share registers for a period of eight years.

The Reserve Bank of India has advised system providers to ensure that data relating to payment systems operated by them are stored only in systems located in India. See also “—IT and Cybersecurity.”

Governance of Banks

As part of steps taken to strengthen risk management in banks, the Reserve Bank of India has issued guidelines which aim to separate the credit risk management function from the credit approval process and bring uniformity in the approach followed by banks.

In 2021, the Reserve Bank of India issued instructions regarding the Chairperson and meetings of the Board, composition of certain Board committees, age, tenure and remuneration of directors, and appointment of bank directors. The maximum age for non-executive directors, including the Chairperson, is 75 years and the total tenure of a non-executive director on the board of a bank cannot exceed eight years.

In 2020, the Reserve Bank of India issued guidance stating that a bank must have an effective compliance culture, independent compliance function and a strong compliance risk management programme as part of a robust compliance system. The guidance requires banks to have a compliance policy explaining its compliance philosophy, expectations on compliance culture, role of Chief Compliance Officer (“CCO”), and processes for managing and reporting on compliance risk throughout the bank which must be reviewed and approved by the bank’s board at least once per year. Banks are required to develop and maintain a quality assurance and improvement program covering all aspects of the compliance function and such programs are subject to an independent external review periodically (at least once every three years). The selection of the candidate for the post of the CCO shall be done on the basis of a well-defined selection process and recommendations made by the senior executive-level selection committee constituted by the Board for this purpose. The CCO shall be appointed for a minimum fixed tenure of not less than three years.

Appointment of Auditors

The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In 2021, the Reserve Bank of India issued revised guidelines for the appointment of statutory auditors and statutory central auditors. For entities with an asset size of Rs. 150.0 billion and above, the statutory audit must be conducted under joint audit by at least two audit firms. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest. The Reserve Bank of India has also put in place a graded enforcement action framework to enable appropriate action in respect of statutory auditors where any lapses in conducting a bank’s statutory audit have been observed. Lapses that would be considered for invoking the enforcement framework include misstatement of a bank’s financial statements, wrong certifications, wrong information given in the Long Form Audit Report, variances in audited financial statements found during the Reserve Bank of India’s inspection and non-adherence to instructions and guidelines issued by the Reserve Bank of India.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer a statutory minimum of 20.0% of its disclosed yearly profit to a reserve account before declaring a dividend, and Reserve Bank of India guidelines requires transfer of at least 25.0% of the ‘net profit’ before appropriations to the Statutory Reserve. Banks must comply with prudential requirements to be eligible to declare dividends.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India’s Prudential Norms on Capital Adequacy prescribe a minimum common equity Tier 1 risk-weighted capital ratio of 5.5%, a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines also require banks to maintain an additional common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements.

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

Under Pillar 2 of Prudential Norms on Capital Adequacy as implemented by the Reserve Bank of India, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines advising banks to put in place appropriate stress testing policies and frameworks, including sensitivity and scenario tests, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process.

In April 2026, the Reserve Bank of India issued ‘Reserve Bank of India (Commercial Banks-Capital Charge for Credit Risk- Standardized Approach) Direction, 2026’. These Directions implement the Basel III standardized approach for calculating risk-weighted assets for credit risk in a more risk-sensitive manner, covering banking book exposures to sovereigns, banks, corporates, small and medium enterprises, retail, real estate and off-balance sheet items. Risk weights are determined based on external credit ratings, exposure types and eligible collateral, and the Directions also revise the treatment of specialized lending, non-performing assets and credit risk mitigation techniques. The Directions will come into force on April 1, 2027.

Prompt Corrective Action by the Reserve Bank of India

The PCA framework subjects banks that do not meet certain financial metrics are put under watch by the Reserve Bank of India as well as subject to restrictions on operations and business. Under the PCA framework, a bank may be placed under watch at any point in time it is found to breach any of the financial or operational parameters. Under the PCA framework, the key criteria for invocation of the PCA include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0% or (iii) falling below a leverage ratio of 4.0%.

Legal Reserve Requirements

Cash Reserve Ratio

The Reserve Bank of India requires a bank to maintain a specified percentage of its net demand and time liabilities, excluding interbank deposits, by way of cash reserves with itself and by way of balance in a current account with the Reserve Bank of India. In December 2024, the Reserve Bank of India reduced the cash reserve ratio of all banks by 50 basis points from 4.50% to 4.00% of net demand and time liabilities. Further, the Reserve Bank of India reduced the cash reserve ratio by an additional 100 basis points from 4.0% to 3.0% of net demand and time liabilities through four equal cash reserve ratio decreases of 25 basis points each, effective from the reporting fortnight beginning September 6, 2025, October 4, November 1 and November 29, 2025, respectively.

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

Liquidity Coverage Ratio

Under Basel III as implemented by the Reserve Bank of India, banks in India are required to maintain a minimum LCR which is a ratio of the stock of high-quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions, currently set at 100%. The LCR is designed to ensure that a bank maintains an adequate level of unencumbered high-quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days.

Net Stable Funding Ratio

Under Basel III as implemented by the Reserve Bank of India, the NSFR requires banks to fund their activities with more stable sources of funding on an ongoing basis. The NSFR is defined as the amount of total available stable funding relative to the amount of total required stable funding. Banks are required to maintain a ratio of at least 100.0%.

Regulations Relating to Loans and Advances

The Banking Regulation Act and regulations and guidance promulgated by the Reserve Bank of India govern the provision of loans by banks in India. Directions and guidelines issued by the Reserve Bank of India have been consolidated in the Reserve Bank of India (Commercial Banks – Credit Facilities) Directions, 2025 and Reserve Bank of India (Commercial Banks – Credit Risk Management) Directions, 2025.

A bank may determine its own lending rates but must disclose its minimum interest rate which takes into consideration all elements of lending rates that are common across borrowers.

Interest rates on all new floating rate retail loans and loans to MSMEs extended by banks are required to be linked to an external benchmark market interest rate. The external benchmark includes the Reserve Bank of India policy repo rate, Government of India 91-day treasury bill yield, Government of India 182-day treasury bill yield or any other benchmark market interest rate produced by Financial Benchmarks India Private Limited.

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

The Banking Regulation Act prohibits a bank from granting any loans or advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loan or advance to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company, a company registered under Section 8 of the Companies Act or a government company) of which, or the subsidiary or the holding company of which, any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor, subject to certain exemptions.

The Reserve Bank of India has issued guidelines related to bank loans secured by equity in respect of amount, margin requirement and purpose. The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The Reserve Bank of India has recently issued amendment guidelines for acquisition financing.

The Reserve Bank of India has issued directions related to digital lending that includes guidelines on disclosure to borrowers and consumer protection, such as displaying the annual percentage rate in a prescribed format, providing a Key Fact Statement to the customer, appointing a Nodal Grievance Redressal Officer for dealing with complaints/issues related to digital lending, providing cooling off/look up periods during which a borrower can foreclose a digital lending loan without paying any penalty, providing digitally signed documents to the borrowers, and other requirements.

The Reserve Bank of India has issued directions on fair lending practices on penal charges in loan accounts requiring Regulated Entities to formulate a board-approved policy on penal charges or similar charges on loans. The guideline also require that the penalty charged for non-compliance with material terms and conditions of loan contracts be charged in the form of “penal charges” and not “penal interest” and there shall be no capitalization of penal charges. Penal charges should be clearly disclosed in the loan agreement, Most Important Terms & Conditions/Key Fact Statement and on the website of the Bank, etc.

The Reserve Bank of India requires all top-up loans extended by regulated entities against movable assets that are inherently depreciating in nature, such as vehicles, to be treated as unsecured loans for credit appraisal, prudential limits and exposure purposes.

The Reserve Bank of India requires regulated entities to issue a standardized Key Fact Statement for all retail and MSMEs term loans. The statement must disclose key terms, including interest rates and repayment schedules, and be acknowledged by the borrower before loan execution.

The Reserve Bank of India has directions requiring interest to be charged from the actual date of fund disbursement. For cheque disbursals, interest must be charged from the date the cheque is handed over to the borrower, encouraging online disbursement modes.

Directed Lending

Priority Sector Lending

The Reserve Bank of India has issued guidelines on lending to priority sectors, requiring commercial banks to lend a certain percentage of bank credit to specific priority sectors such as agriculture, MSMEs, education, housing, social infrastructure, renewable energy and loans to start-ups.

The Reserve Bank of India’s total priority sector target is 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher, with sub-targets of 14% to non-corporate farmers and 10.0% to small and marginal farmers within the overall target of 18.0% in agriculture. The target for lending to micro enterprises is 7.5% from fiscal 2026. The target for lending to identified economically weaker sections of society is 12.0% from fiscal 2026.

Banks falling short of their priority sector lending targets are required to contribute allocated amounts to specific Government of India funds (i.e., RIDF and other funds with National Bank for Agriculture and Rural Development / National Housing Bank / Small Industries Development Bank of India, and Micro Units Development & Refinance Agency Limited). The interest rates on contribution to RIDF or other specific Government of India funds, tenure of deposits, and other features are fixed by the Reserve Bank of India from time to time. Further, banks having shortfall in achievement of any sub-target can instead buy priority sector lending certificates to achieve their lending targets.

Export Credit

The Reserve Bank of India allows exporters to avail themselves of short-term working capital financing at internationally competitive interest rates. Export credit is available both in rupee as well as in foreign currency.

Regulations Governing Overseas Direct Investment

In August 2022, the Reserve Bank of India along with the Government of India issued a new Overseas Investment framework (i.e., Foreign Exchange Management (Overseas Investment) Rules, Regulations and Directions) to promote the ease of doing business, cover wider economic activity and significantly reduce the need for seeking specific approvals from the Reserve Bank of India.

Regulations on International Trade Settlement in Rupee

In July 2022, the Reserve Bank of India notified an additional arrangement for invoicing, payment, and settlement of exports/imports in rupee in order to promote growth of global trade with emphasis on exports from India and to support the interest of global trading community in rupee.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risk, the Reserve Bank of India requires that banks and certain other lenders limit their single-

counterparty exposures, including to counterparty affiliates or sponsors, as well as to set and periodically review sector-specific exposures.

Further, the Reserve Bank of India has issued guidelines on large borrowers which prescribe a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties.

Capital Market Exposure Limits

The Reserve Bank of India has issued guidelines on capital market exposures requiring that a bank’s exposure to capital markets in all forms (both fund-based and non-fund-based) by way of investments in shares, convertible bonds/debentures, units of equity-oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40.0% of its net worth on both a standalone and consolidated basis as of March 31 of the previous year.

Limits on Intra-group Transactions and Exposures

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

Master Direction on Transfer of Loan Exposure and Securitization of Standard Assets

In order to provide banks with options to manage liquidity, rebalance their exposure or strategic sales and resolve their non-performing assets, the Reserve Bank of India issued directions, requiring securitization originators to meet certain due diligence requirements and satisfy the minimum holding period requirements (three months and six months) and the required minimum retention ratio of 10.0% .

Credit Information Bureaus

Pursuant to the Credit Information Companies (Regulation) Act, 2005, every credit institution, including a bank, must become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about individuals or groups which have a credit relationship with it.

In November 2025, the Reserve Bank of India issued Master Direction on Credit Information Reporting, which includes but is not limited to a standardized framework for reporting and disseminating credit information, requirements related to safeguarding the confidentiality and security of sensitive credit data, and requirements related to consumers’ access to credit information and grievance redressal.

Loan Loss Provisions and Non-Performing Assets

In April 2025, the Reserve Bank of India issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning Pertaining to Advances which provides consolidated instructions and guidelines relating to income recognition, asset classification and provisioning standards.

Asset Classification

In particular, an advance is classified as a non-performing asset where interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan, the account remains “out-of-order” in respect of an overdraft or cash credit, the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted, installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops and the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction.

In respect of derivative transactions the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment. A credit card transaction is classified as a non-performing asset where the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the payment due date mentioned in the statement. Interest in respect of non-performing assets is not recognized or credited to the income account unless collected. Non-performing assets are classified as described below.

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

The Reserve Bank of India conducts a risk-based supervisory assessment of banks on an annual basis. As a part of this assessment, it separately reviews how banks classify assets and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated after the completion of the annual audit and the publication of audited financial statements for the given financial year. Any differences between how a bank and the Reserve Bank of India classify assets or account for the provisioning of credit facilities are disclosed in subsequent financial statements if the difference for a given reference period accounts for either of 5.0% of profits before provisions and contingencies or 5.0% of gross non-performing assets. The Reserve Bank of India’s assessments of divergence in asset classification and provisioning for ICICI Bank did not require additional disclosures in fiscal 2021, fiscal 2022, fiscal 2023, fiscal 2024 and fiscal 2025.

In April 2026, the Reserve Bank of India issued ‘Reserve Bank of India (Commercial Banks - Income Recognition, Asset Classification and Provisioning) Amendment Directions, 2026’. These Directions introduce a forward-looking expected credit loss framework for provisioning on advances, replacing the existing incurred-loss approach, while retaining the extant 90-day norms for classification of non-performing assets. Financial assets are assigned to one of three stages based on changes in credit risk since initial recognition, with 12-month expected credit losses recognized for Stage 1 assets and lifetime expected credit losses for Stage 2 and Stage 3 assets. These directions also introduce the effective interest rate framework for income recognition on financial assets. The Directions will come into force on April 1, 2027.

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

The Reserve Bank of India has issued guidelines to banks on the process to be followed for sale of financial assets to asset reconstruction companies in the Reserve Bank of India (Commercial Banks - Transfer and Distribution of Credit Risk) Directions, 2025. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset.

Banks may also invest in security receipts or pass-through certificates issued by an asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of asset reconstruction companies’.

Framework for Fraud Risk Management including Early Warning Signal and Red Flag Accounts

In July 2024, the Reserve Bank of India issued the Master Directions on Fraud Risk Management requiring a bank to have a fraud risk management policy. This policy must be approved by the bank’s board and delineate the roles and responsibilities of a board, its committees and senior management. A bank must have a framework for early warning signals and red flagging of accounts under the overall fraud risk management policy approved by the board, which shall provide for, among other things, a system of robust early warning signals that is integrated with core banking solution or other operational systems.

See also “Supervision and Regulation—Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of Debts Due to Banks” and “Supervision and Regulation—Legislative Framework for Enforcement of Security by Banks for Non-performing Assets/Recovery of Debts Due to Banks— Resolution of Stressed Assets”.

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

Regulations Relating to Deposits

The Reserve Bank of India permits banks to independently determine interest rates offered on term and saving deposits. However, banks cannot pay interest on current account deposits. Interest rates payable on savings deposits are not regulated. However, a uniform interest rate on savings deposits must be paid on deposits up to Rs.100,000 and differential rates can be paid on deposits of over Rs.100,000.

Domestic time deposits and rupee-denominated non-resident ordinary accounts have a minimum maturity of seven days. Rupee-denominated non-resident external rupee accounts have a minimum maturity of one year and foreign currency denominated for non-resident Indians have a minimum maturity of one year and a maximum maturity of five years.

Banks are allowed to offer differential rates of interests on domestic term deposits and for bulk term deposits of Rs.30 million and above.

The Reserve Bank of India allows banks to offer early withdrawal facility in a term deposit as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 10 million and below should, necessarily, have a premature withdrawal facility. For all other term deposits, customers should be given the option to choose between term deposits either with or without a premature withdrawal facility. Banks will be required to disclose in advance the schedule of interest rates payable on deposits.

Banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits.

The Reserve Bank of India has a framework related to green deposits. The purpose of the framework is to encourage regulated entities to offer green deposits to customers, protect the interests of the depositors, aid customers in achieving their sustainability agenda, address greenwashing concerns, and help augment the flow of credit to green activities and projects.

Regulations Relating to Payments

In 2021, the Reserve Bank of India introduced the Legal Entity Identifier system for single payment transactions of value Rs.500 million and above undertaken by non-individual entities using centralized payment systems like real time gross settlement and national electronic funds transfer.

In 2021, the Reserve Bank of India also issued master directions on digital payment security controls, which provide necessary guidelines for regulated entities to set up a robust governance structure and implement common minimum standards of security controls for channels like internet, mobile banking, card payments, among others. This is to create an enhanced environment for customers to use digital payment products in a safer and more secure manner.

In September 2025, the Reserve Bank of India issued directions on authentication mechanisms for digital payment transactions requiring that all digital payment transactions be authenticated by at least two distinct factors of authentication, unless exempted specifically. Further, other than card present transactions, at least one of the factors of authentication must be dynamically created or proven.

Regulation Related to Current Accounts

In 2022, the Reserve Bank of India issued a consolidated circular on current accounts and Cash Credit/Overdraft accounts, setting out conditions for opening such accounts based on borrower exposure. The circular also requires banks to flag these accounts in the core banking system and review them at least once every six months to ensure compliance. In 2025, the Reserve Bank of India exempted cash credit accounts from current account restrictions and increased the threshold for unrestricted current/OD accounts from Rs. 5 crore to less than Rs. 10 crore of aggregate banking exposure.

Regulations Relating to Customer Service and Customer Protection

The Reserve Bank of India has issued several guidelines related to enhancing consumer protection and service:

The Reserve Bank of India has issued a charter of customer rights, which provides the broad overarching principles for the protection of bank customers. The charter describes five basic rights of bank customers: the right to fair treatment, the right to transparency, fair and honest dealing, the right to suitability, the right to privacy and the right to grievance redress and compensation.

The Reserve Bank of India has issued procedural guidelines for redressal of grievances by an internal ombudsman.

The Reserve Bank of India has issued directions to banks related to determining customer liability that arises in an unauthorized electronic banking transaction.

The Reserve Bank of India does not allow regulated entities, including banks, to deal in virtual currencies or to provide services related thereto, including maintaining accounts, registering, trading, settling, clearing, giving loans against virtual tokens, accepting them as collateral, opening accounts of exchanges dealing with them and transfer/receipt of money in accounts relating to purchase/sale of virtual currencies.

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

In August 2023, the Government of India enacted the Digital Personal Data Protection Act, 2023 (“DPDPA”), and further notified the rules on November 13, 2025. The rules provided a phased timeline for implementation of the DPDPA.

The rollout of implementation was to begin from November 13, 2025,

•	Immediate effect: Provisions related to the establishment and procedures of the Data Protection Board of India.

•	12 months (by November 14, 2026): Rules concerning the registration and obligations of Consent Managers will come into force.

•	18 months (by May 14, 2027): The core operational obligations for Data Fiduciaries and Significant Data Fiduciaries will become effective.

Regulations Governing Digital Banking Channels

In November 2025, the Reserve of Bank India issued guidelines on digital banking channels authorization by consolidating and updating the existing instructions on use of digital channels for providing banking services. The guidelines also directed banks to put in place comprehensive policies for all digital banking channels keeping in account all statutory and regulatory requirements (including on management of liquidity and operational risks in digital banking scenario).

Regulations Governing Credit, Debit and Co-branded Cards

The Reserve Bank of India issued master directions for the issuance of credit and debit cards. The directions cover the general and conduct regulations relating to credit, debit and co-branded cards which shall be read along with prudential, payment and technology and cybersecurity related directions applicable to credit, debit and co-branded cards.

Regulations Governing Prepaid Payment Instruments

The Reserve Bank of India has issued master directions on the issuance of prepaid payment instruments and operations related to their use. Issuers of such instruments are required to have board-approved policies on: the issuance of prepaid instruments, the engagement of agents for the purpose of issuing and reloading prepaid instruments, co-branding arrangements, gift instruments and related activities.

Deposit Insurance

Demand and time deposits accepted by Indian banks must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. The limit on insurance coverage is Rs.500,000 for each depositor. Banks are required to pay an insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Inoperative Accounts/The Depositor Education and Awareness Fund Scheme, 2014—Section 26A of the Banking Regulation Act

The Reserve Bank of India has issued guidance requiring banks to transfer the credit balance in all eligible accounts that are inoperative or unclaimed along with interest accrued to the Depositor

Education and Awareness Fund after ten years. Banks must undertake at least an annual review in respect of accounts where there is no customer induced transaction for more than a year.

Borrowings by Banks in India

The Reserve Bank of India has permitted banks to borrow and lend in call, notice and term money markets as per internal board-approved limits that are within the prescribed prudential limits for interbank liabilities.

•	The inter-bank liabilities of a bank should not exceed 200% of its net worth as on March 31 of the previous year.

•	The banks whose Capital to Risk Weighted Assets Ratio (“CRAR”) is at least 25% more than the minimum CRAR of (9%) (i.e., 11.25%) as on March 31, of the previous year, are allowed to have a higher limit up to 300% of the net worth for inter-bank liabilities.

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

Gold Monetization Scheme and Sovereign Gold Bonds

The Gold Monetization Scheme (“GMS”) is intended to mobilize gold held by households and institutions of the country and facilitate its use for productive purposes, and in the long run, to reduce the country’s reliance on the import of gold. The minimum deposit at any one time is 10 grams of raw gold. Medium- and Long-Term Government Deposits under the GMS have been discontinued with effect from March 26, 2025. Renewal, partial renewal and partial redemption under Medium-Term Gold Deposits and Long-Term Gold Deposits for the legacy cases has also been discontinued.

Sovereign Gold Bonds are government securities denominated in grams of gold which are issued by the Reserve Bank of India on behalf of the Government of India. They are substitutes for holding physical gold.

Regulations Relating to KYC and AML

The PMLA and the rules promulgated thereunder seek to prevent and criminalize money laundering and terrorist financing in line with recommendations made by the Financial Action Task Force. The PMLA requires regulated entities to maintain certain records and report certain transactions to the Financial Intelligence Unit within the Government of India. It also criminalizes certain offences and provides for appointment of the Designated Director and Principal Officer and their respective obligations under the PMLA.

The Reserve Bank of India has also issued guidance related to customer acceptance policy, customer due-diligence procedures, monitoring of transactions risk management, regulatory reporting, training of employees and independent audit of AML/KYC framework. These directions are updated from time to time.

Regulations Relating to Investments

The Reserve Bank of India requires banks to undertake investment activities as per the terms and conditions specified in the Reserve Bank of India Master Direction on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks dated November 28, 2025.

The entire investment portfolio (including statutory liquidity ratio-eligible securities and non-statutory liquidity ratio securities) is to be classified under three categories: Held-to-Maturity, Available-for-Sale and Fair Value through Profit and Loss. Held for Trading is a separate investment subcategory within fair value through profit and loss. Investments in own subsidiaries, joint ventures and associates are a separate category. The category of the investment shall be decided by the bank at the time of acquisition.

Banks shall not reclassify investments between categories without approval by its board and the Reserve Bank of India.

A bank’s investment in unlisted non-statutory liquidity ratio securities shall not exceed 10% of its total investment in non-statutory liquidity ratio securities as on March 31 of the previous year.

The criterion used to classify an asset as a Non-Performing Asset shall be used to classify an investment as a Non-Performing Investment (“NPI”) (i.e., an NPI is one where interest/ instalment, including maturity proceeds is due and remains unpaid for more than 90 days). In the case of equity shares, in the event the investment in the shares of any company is valued at Re.1 per company on account of the non-availability of the latest balance sheet, those equity shares shall be classified as NPI.

Investments in Alternative Investment Funds

The Reserve Bank of India has instructed that no regulated entity may invest more than 10.0% in any scheme of an alternative investment fund and the aggregate investment by all regulated entities in any such scheme is restricted to 20.0% of the scheme’s corpus. Where a regulated entity invests more than 5.0% in a scheme of an alternative investment fund, it is required to make a provision in proportion to its investment in a debtor company made through that scheme, subject to a maximum of its direct loan and/or investment exposure to the debtor company. Investments made in subordinated units of any such scheme shall be deducted from the regulated entity’s capital funds.

A banking group may invest less than 20.0% in the corpus of a Category I or Category II scheme of an alternative investment fund without the prior approval of the Reserve Bank of India, subject to the conditions stipulated in the directions. A banking group may invest 20.0% or more, but not exceeding 30.0%, in the corpus of a Category I or Category II scheme of an alternative investment fund, with the prior approval of the Reserve Bank of India. A bank is not permitted to invest in any Category III scheme of an alternative investment fund, and investment by a bank’s subsidiary in a Category III scheme of an alternative investment fund is restricted to the regulatory minima prescribed by the SEBI.

Banks are required to ensure that their exposure to an investee company through investments in schemes of an alternative investment fund does not result in the circumvention of any regulation applicable to banks.

Subsidiaries and Other Financial and Non-Financial Services Investments

Under the provisions of Section 19(2) of the Banking Regulation Act, a bank cannot hold shares in any company whether as a pledgee, mortgagee or absolute owner of an amount exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital, whichever is less. The Act also prohibits banks from holding shares of companies in which any managing director or manager of the bank is in any manner concerned or interested.

Banks are allowed to set up subsidiaries only for undertaking activities as permitted under Section 19(1) of the Banking Regulation Act. Further, banks require prior approval for making additional investments in the equity share capital of any group entity.

Equity investment by a bank in any entity, including its group entity, individually, must not exceed 10% of the bank’s paid-up share capital and reserves as per the last audited balance sheet or audited/unaudited balance sheet of the latest quarter, whichever is lower.

The aggregate equity investments made in all entities, including group entities and overseas investments, shall not exceed 20% of the bank’s paid-up share capital and reserves as per the last audited balance sheet or audited/unaudited balance sheet of the latest quarter, whichever is lower.

A banking group may make an aggregate investment of less than 20% (with or without investment by the bank) in the equity share capital of an entity without prior approval, subject to the following conditions:

(1) The bank’s CRAR shall not be less than the minimum prescribed capital (including Capital Conservation Buffer) post the investment; and

(2) The bank should have reported net profit in each of the preceding two financial years.

A bank is allowed to invest 20% or more in the equity share capital of a non-financial services entity but not exceeding 30% (except as subsidiary) only as per circumstances listed in para 29(A) 1 of the Reserve Bank of India (Commercial Banks – Undertaking of Financial Services) Directions, 2025 (Updated as on December 05, 2025).

Regulations on Asset Liability Management

The Reserve Bank of India has issued guidance related to liquidity risk management, including guidance related to liquidity risk governance, measurement, monitoring and position reporting to the Reserve Bank of India.

Stress Testing

The Reserve Bank of India has issued guidance on stress testing, including guidance related to overall objectives, governance, design and implementation of stress testing programmes. Banks are required to conduct stress tests which include at least baseline shocks prescribed by the Reserve Bank of India.

Guidelines on Banks’ Asset Liability Management Framework – Interest Rate Risk

In February 2023, the Reserve Bank of India issued guidance requiring banks to submit quarterly disclosures in the prescribed format to the Reserve Bank of India.

IT and CyberSecurity

The Reserve Bank of India has issued the Master Direction on Managing Risks in Outsourcing, 2025 (“2025 Outsourcing Direction”). One part of the 2025 Outsourcing Direction focuses on areas of managing risks while outsourcing IT related services to third parties. Banks have been extensively leveraging IT and IT enabled services to support their business models, products and services offered to their customers.

The Bank has a risk management framework for outsourcing of IT services to comprehensively deal with the processes and responsibilities for identification, measurement, mitigation/ management and reporting of risks associated with outsourcing of IT services arrangements.

The Reserve Bank of India has issued Master Direction on IT Governance, Risk, Controls and Assurance Practices (“IT Direction”). The IT Direction focuses on areas of IT governance, IT infrastructure and service management, IT and information security risk management, business continuity and disaster recovery management, and information systems audit.

The Reserve Bank of India’s Cybersecurity Framework in Banks (the “Cybersecurity Framework”) requires banks to put in place a cybersecurity policy containing an appropriate approach to combat cyber threats given the level of complexity of business and acceptable levels of risk. The Cybersecurity Framework focuses on areas of continuous surveillance, comprehensive security of IT, protection of customer data and the Cyber Crisis Management Plan to maintain cybersecurity preparedness.

See also “Risk Factors—Risks Relating to Technology—We face security risks, including denial of service attacks, misuse of privilege access by insiders, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and creating significant legal and financial exposure”.

Foreign Currency Dealership

The Reserve Bank of India has granted us a full-fledged authorized dealers’ Category- I license to deal in foreign exchange through our designated branches.

Further, banks are permitted to hedge the foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions.

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

For purposes other than hedging, non-residents (other than individuals) are permitted to take overnight index swap transactions directly with market makers in India or by way of back-to-back arrangements through a foreign branch/parent/group entity of the market maker.

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

The Reserve Bank of India issued guideline on Participation of Indian Banks on India International Bullion Exchange IFSC Limited (“IIBX”) wherein a branch, subsidiary or joint venture of an Indian bank in GIFT-IFSC is allowed to act as a trading member or is a trading and clearing Member of IIBX, and Indian banks are authorized to import gold/silver to act as special category client of IIBX.

In January 2025, the Reserved Bank of India updated its Master Direction on Deposits and Accounts by allowing all permissible current and capital transaction and allowing exporters to open foreign currency accounts with a bank outside of India.

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

See also “Selected Statistical Information—Loan Concentration.”

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India may apply to the Government of India to suspend the business of a banking company. The Government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such banking company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank only if it is in: (a) the public interest; (b) the interest of the depositors; (c) order to secure the proper management of the bank; or (d) the interests of the banking system of the country as a whole.

The Reserve Bank of India has issued guidelines on amalgamation between private sector banks and between banks and non-banking finance companies, emphasizing the examination of the rationale for the merger, the systemic benefits arising therefrom and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. Under the Banking Regulation Act, the Reserve Bank of India must value and approve the proposed merger. With respect to a merger of a bank and a nonbanking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company must obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its board and the board of the non-banking finance company, but before it is submitted to the National Company Law Tribunal for approval as required by the Companies Act. See also “—Other Statutes—Competition Act.”

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act. The Companies Act includes provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard must be explained in the annual report. Any excess amount spent over and above the requirement for that year may be set off against the requirement to spend for succeeding financial years. Any unspent amount in case of an ongoing project must be transferred to the Unspent Corporate Social Responsibility Account and spent as stipulated under the Companies Act and, in other cases, transfer such unspent amount to the fund specified under Schedule VII of the Companies Act within the stipulated period.

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

where disclosure is required to be made under any law;

where there is an obligation to disclose to the public;

where the bank needs to disclose information in its interest; and

where disclosure is made with the express or implied consent of the customer.

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

Regulations and Guidelines of the SEBI

The SEBI was established to protect the interests of investors in securities markets and to promote the development of and to regulate Indian securities markets. We and our subsidiaries and affiliates are subject to SEBI’s regulations for public capital issuances, private placements as well as underwriting, custodian, designated depository participant, merchant banker, depository participant, investment advisory, private equity, trading member, clearing member, asset management, portfolio management, banker to the issue, research analyst and debenture trusteeship activities. These regulations provide for the registration of the Bank and certain subsidiaries and affiliates, as appropriate, with SEBI for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable to these activities.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Income Tax Act. We are allowed a deduction of up to 20.0% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Income Tax Act and carried to a Special Reserve Account. The deduction is allowed for each financial year subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose during the financial year not exceeding twice the paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income Tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability is permitted to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5% of the total income and 10.0% of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

Regulations Governing Insurance Companies

The Sabka Bima Sabki Raksha (Amendment of Insurance Laws) Act, 2025 came into effect from February 5, 2026. The Act, among other things, raised the foreign investment limit in the insurance sector from 74% to a limit of 100%.

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, our subsidiary/associate and affiliate offering life insurance and general insurance products, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulatory prescriptions issued by regulations prescribed by IRDAI. These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/ registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

Regulations Governing Mutual Funds

ICICI Prudential Asset Management Company Limited, our asset management subsidiary, is regulated by SEBI for its asset management activity. The ICICI Prudential Asset Management Company Limited is primarily governed by SEBI (Mutual Funds) Regulations 2026, SEBI (Portfolio Managers) Regulations, 2020 and SEBI (Alternative Investment Funds) Regulations 2012 and circulars issued under the respective regulations. The branch of the ICICI Prudential Asset Management Company Limited established in International Financial Services Centre (Gift City) and Dubai International Financial Centre (“DIFC”) jurisdiction, are regulated by International Financial Services Centers Authority (“IFSCA”) and Dubai International Financial Services Authority (“DFSA”) respectively.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that the foreign branches/foreign subsidiaries of an Indian banks/ can deal in financial derivative products, including structured financial products, which are not available or are not permitted by the Reserve Bank of India in the domestic market without prior approval of the Reserve Bank of India, subject to compliance with certain conditions.

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. Our subsidiary in the United Kingdom has seven branches located in the United Kingdom and one branch in mainland Europe, located in Eschborn, Germany.

Our wholly-owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions. Our subsidiary in Canada has 10 branches and 2 Customer Service Centers in Halifax and Winnipeg.

Offshore Branches

Our overseas branches in Singapore, Bahrain, Hong Kong, the Dubai International Financial Centre, China and New York are regulated by the Monetary Authority of Singapore, Central Bank of Bahrain, Hong Kong Monetary Authority, Dubai Financial Services Authority, National Financial Regulatory Administration, Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency respectively. In addition, we have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone (“SEEPZ”), Mumbai. In May 2026, the Bank received a no objection letter from the Reserve Bank of India to close the Offshore Banking Unit located in the SEEPZ.

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

Regulations Governing Banking Units in International Financial Services Centers in India

The Reserve Bank of India has issued guidance permitting public and private sector banks dealing in foreign exchange to set up one banking unit in each international financial services center in India (“IFSC”). Banks need prior approval of the Reserve Bank of India before opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. In 2020, the Government established the IFSC Authority (“IFSCA”), under the International Financial Services Centers Authority Act, 2019, a

unified authority for the development and regulation of financial products, financial services and financial institutions in an IFSC. The GIFT IFSC is the maiden international financial services center in India. Prior to the establishment of IFSCA, the domestic financial regulators, namely, the Reserve Bank of India, SEBI, PFRDA and IRDAI regulated the business in IFSCs. The main objective of the IFSCA is to develop a strong global connect and focus on the needs of the Indian economy as well as to serve as an international financial platform for the entire region and the global economy as a whole.

Representative Offices

We have representative offices in various jurisdictions that are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

The Government of India entered into a Model 1 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with the United States. ICICI Bank is registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to the Foreign Account Tax Compliance Act with the United Kingdom, Canada, Germany, Singapore, the United Arab Emirates, Bahrain and Malaysia and reached a similar agreement in substance with China and Indonesia, and a Model 2 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable inter-governmental agreements with respect to the Foreign Account Tax Compliance Act and any regulations issued thereunder.

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

Exchange Controls

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. The FEMA has substantially eased the restrictions on current account transactions, with a few exceptions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons).

Issuance of Depositary receipts, Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

The SEBI, via circular dated October 10, 2019, has provided a framework for the issuance of depositary receipts. As per the circular, only a company incorporated in India and listed on a recognized stock exchange in India may issue permissible securities or their holders may transfer permissible securities, for the purpose of issuing depositary receipts subject to compliance with the eligibility criteria defined by SEBI. SEBI has further issued operational guidelines dated October 1, 2020, for monitoring foreign holdings in depositary receipts. Pursuant to the operational guidelines, every listed company shall appoint one Indian depository as the designated depository for the purposes of monitoring such limits. Subsequently, SEBI issued a circular dated December 18, 2020, according to which non-resident Indians shall neither subscribe to any further issue nor make any further acquisition of depositary receipts except issue of depositary receipts to non-resident Indians pursuant to share based employee benefit schemes or pursuant to bonus issue or rights issue. The Listed Company has the obligation to identify the non-resident Indian holders who are issued depositary receipts in terms of employee benefit scheme and provide such information to the designated depository for monitoring limits. There are no end-use restrictions on American Depositary Receipt issue proceeds except as provided under the extant FEMA guideline.

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

Restriction on Foreign Ownership of Indian Securities

The Government of India regulates the ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the FEMA, and the rules and regulations thereunder. FEMA authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or relevant departments of the Government of India. FEMA has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Government of India has laid down rules and the Reserve Bank of India has issued regulations under the FEMA to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The issue or transfer of any security of an Indian company by a person resident outside of India, foreign investment in equity instruments (equity shares, compulsorily convertible debentures, compulsorily convertible preference shares and share warrants) as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable rules and regulations issued under FEMA, the Depository Receipts Scheme 2014 and by the SEBI, and may be made only in accordance with the terms and conditions specified under such rules and regulations.

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

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019, as amended (“Rules”) provide for, among other things, the following restrictions on foreign ownership for private sector banks:

•	Foreign investors (including indirect foreign investment made by foreign portfolio investors) may own up to 74.0% of the equity share capital of a private sector bank in India subject to rules and regulations issued by the Government of India and the Reserve Bank of India. Foreign investment up to 49.0% in private sector banks does not require any specific approval, while foreign investment beyond 49.0% and up to 74.0% requires the prior approval of the Government of India, unless an exemption applies. Investments by foreign investors exempted from the requirement for Government of India approval include aggregate foreign portfolio investment (as defined in the Rules) up to 49.0% of the paid-up capital on a fully diluted basis or a sectoral cap (whichever is lower) that does not result in the transfer of ownership or control of the resident Indian company from resident Indian citizens or transfer of ownership or control to persons resident outside India, and other investments by a person resident outside India shall be subject to the conditions of Government approval and compliance of sectoral conditions as laid down in the Rules. The Rules allow Indian companies to freely issue rights and bonus shares to existing non-resident shareholders, subject to adherence to sectoral cap and fulfilling certain conditions laid out in the applicable laws and statute. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs/Global Depositary Receipts (Depository Receipts), Foreign Currency Convertible Bonds (mandatorily and compulsorily convertible) and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians/Overseas Citizens of India, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly-owned subsidiary of a foreign bank.

•	Additionally, in the case of proposals requiring prior approval of the Government of India, those proposals involving total foreign equity inflow of more than Rs. 50.0 billion, shall require the approval of the Cabinet Committee on Economic Affairs.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital both on a repatriation and non-repatriation basis and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0% of the total paid up capital both on repatriation and non-repatriation basis. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital, both on repatriation and non-repatriation basis, subject to a special resolution to this effect passed by the shareholders of the bank.

•	Aggregate holding by a person along with his relatives, associate enterprises and persons acting in concert with him, whether directly or indirectly, beneficial or otherwise, of shares or voting rights, of 5.0% or more of the paid-up share capital or voting rights (“major shareholding”) in a banking company shall require prior approval of the Reserve Bank of India pursuant to Master direction Reserve Bank of India (Commercial Banks - Acquisition and Holding of Shares or Voting Rights) Directions, 2025. The persons from Financial Action Task Force non-compliant jurisdictions shall not be permitted to acquire major shareholding in a banking company. However, existing major shareholding by persons from Financial Action Task Force non-compliant jurisdiction shall be continued, provided that there shall not be any further acquisition without prior approval of the Reserve Bank of India. If aggregate holding of a person falls below 5.0%, fresh Reserve Bank of India approval will be required for raising it again to 5.0% or above. Additionally, the ceiling on voting rights for a single shareholder is 26.0% of the total voting rights of all shareholders of the bank. In addition, a depository may exercise voting rights on behalf of a DR holder subject to the DR holder demonstrating compliance of Section 12B of Banking Regulation Act, 1949.

•	A permissible holder may purchase or sell equity shares of a public Indian company which is listed or to be listed on an International Exchange under Direct Listing of Equity Shares of Companies Incorporated in India on International Exchanges Scheme.

Under the Portfolio Investment Scheme:

•	Foreign portfolio investors, as referred in SEBI (Foreign Portfolio Investors) Regulations, 2019, may hold share capital up to sectoral cap applicable to such Indian company. However, an Indian company may, with the resolution of its board of directors and a special resolution: (i) decrease the aggregate limit before March 31, 2020 to a lower threshold of 24.0% or 49.0% or 74.0% or (ii) increase the aggregate limit to 49.0% or 74.0% or the sectoral cap or any statutory ceiling. However, once the aggregate limit is increased, the limit cannot be reduced later. No single foreign portfolio investor may own 10.0% or more of total paid-up equity capital on a fully diluted basis on behalf of itself or it’s investor group.

•	Overseas corporate bodies are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange rules and regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

A foreign portfolio investor registered with the SEBI as per the SEBI (Foreign Portfolio Investors) Regulations, 2019, as amended from time to time can purchase shares or convertible debentures or warrants of an Indian company as per the extant SEBI and FEMA guidelines. The total holding by each foreign portfolio investor or its investor group shall be less than 10.0% of the total paid-up equity capital on a fully diluted basis or less than 10.0% of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company. If the total investment exceeds the aforementioned threshold limit, the foreign portfolio investor shall divest the excess holding within five trading days from the date of settlement of the trades resulting in the breach. In the event of failure to do so, the entire investment in the company by such foreign portfolio investors including its investor group shall be considered as FDI and the foreign portfolio investor and its investor group shall not make further portfolio investment in that company. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. Except for the exemptions provided in these regulations, multiple entities registered as foreign portfolio investors and directly or indirectly, having common ownership of more than 50.0% or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be clubbed at the investment limit as applicable to a single foreign portfolio investor.

Transfer of equity instruments by a person resident outside India

A person resident outside India (other than a non-resident Indian/overseas citizen of India or a former overseas corporate body) may transfer by way of sale or gift the equity instruments of an Indian company or units held by him or it to any person resident outside India provided that:

•	prior government approval shall be obtained for any transfer in case the company is engaged in a sector which requires government approval; and

•	where the equity instruments are held by the person resident outside India on a non-repatriable basis, the transfer by way of sale where the transferee intends to hold the equity instruments on a repatriable basis, shall be in compliance with and subject to the adherence to entry routes, sectoral caps or investment limits, as specified in Rules and attendant conditionalities for such investment, pricing guidelines, documentation and reporting requirements for such transfers, as may be specified by the Reserve Bank of India from time to time.

A person resident outside India holding equity instruments of an Indian company or units:

•	may transfer the same to a person resident in India by way of gift;

•	may sell the same to a person resident in India on a recognized stock exchange in India through a registered broker in the manner prescribed by SEBI; or

•	may sell the same to a person resident in India, subject to the adherence to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the Reserve Bank of India in consultation with the Government from time to time.

The Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares or voting rights of a banking company, if such acquisition results in any person owning or controlling 5.0% or more of the paid-up share capital or voting rights of the banking company, are also applicable to foreign investment, whether directly or indirectly, beneficial or otherwise. For more details on the Reserve Bank of India guidelines relating to acquisition and holding of shares or voting rights in banking companies, see “Supervision and Regulation—Ownership and Voting Restrictions”.

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

Indian entities not complying with this pre-requisite will not be able to receive foreign investments (including indirect foreign investments) and will be deemed non-compliant under the FEMA and regulations made thereunder, as amended from time to time.

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

Issue of ADSs

Indian companies are permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Depository Receipts Scheme, 2014, as amended from time to time. Such issuance is subject to sectoral caps, entry routes, minimum capitalization norms, pricing norms, among other things, as applicable as per the rules and regulations established by the Government of India and/or Reserve Bank of India from time to time in this regard.

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the FDI scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant FEMA and the rules made thereunder, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the SEBI, will not be eligible to issue ADSs. As per the Depository Receipts Scheme, 2014, if the issue or purchase of permissible securities underlying the depository receipts does not require approval under the FEMA, no Government of India approval will be required for issuance, purchase or holding of such depository receipts. Overseas corporate bodies as defined under applicable rules, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the SEBI are not eligible to subscribe to ADSs issued by Indian companies.

For transfer of ADSs, investors may need to seek specific approval from Government of India on a case-by-case basis. However, notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, and foreign portfolio investors above the ownership levels set forth above require the Government of India’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by non-resident Indians, overseas corporate bodies and foreign portfolio investors would be required.

Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in a private Indian bank is equal to or exceeds 25.0% of its total equity, or when such holding is or exceeds 25.0% of the total equity and thereafter such investor acquires additional 5.0% equity within any financial year, such investor may be required to make a public offer for acquiring shares of the remaining shareholders under the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations 2011, as amended from time to time. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership and Voting Restrictions”.

Depository Receipts Scheme, 2014

An eligible person may now issue or transfer eligible securities to a foreign depository for the purpose of issuance of depository receipts in terms of Depository Receipts Scheme, 2014, as amended from time to time. Depository receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of the Depository Receipts Scheme, 2014.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months from the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company’s profits for the fiscal year for which the dividend is declared or out of undistributed profits of prior fiscal years, after excluding amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value. Dividends can also be paid by a company in the interim period, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India, if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Restrictions on Payment of Dividends”. Equity shares issued by us are pari passu in all respects including dividend entitlement.

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

	Dividend per equity share	Total amount of dividend paid
	(in Rs.)	(Rs. in billion)
Dividend paid during the fiscal year
2022	2.00	13.9
2023	5.00	34.8
2024	8.00	56.0
2025	10.00	70.4
2026	11.00	78.5

From fiscal 2021, dividend income is taxable in the hands of shareholders and companies are not liable to pay dividend distribution tax on distributed profits.

For fiscal 2026, the Board of Directors has proposed a dividend, of Rs. 12.00 per equity share, which will be paid during fiscal 2027 after approval by the shareholders in the forthcoming annual general meeting.

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

Taxation

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, regardless of whether such investors are of Indian origin or not (each, a “non-resident investor”), is based on the provisions of the Income Tax Act, including the special tax regime for ADSs contained in section 115AC of the Income Tax Act, which has been extended to cover additional ADSs that an investor may acquire in a merger or restructuring of the company, and certain regulations implementing the section 115AC regime. The Income Tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income Tax Act. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Holders should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the section 115AC regime.

Residence

For the purposes of the Income Tax Act, an individual is a resident of India during any fiscal year if such individual:

(a)	is in India in that year for 182 days or more or

(b)	is in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year and periods aggregating 60 days or more in that fiscal year.

The period of 60 days is replaced with 120 days where an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year and having income in India other than foreign source more than Rs. 1.5 million.

The period of 60 days is replaced with 182 days in the case of:

•	an Indian citizen who leaves India for purposes of employment or

•	as a member of the crew of an Indian ship during the fiscal year

•	an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year, having income in India other than foreign source less than Rs. 1.5 million

A company is resident in India in any fiscal year if

(a)	it is an Indian company or

(b)	its place of effective management in that year is in India.

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

Where the equity share has been held for more than 12 months (measured from the date on which the request for redemption of the ADS was made), the resulting long-term capital gains will be taxable as per the provision of the Income Tax Act, at the rate of 12.5% (plus the applicable surcharge and education cess) under the provision of the Income Tax Act, if the total long-term capital gain exceeds Rs. 0.125 million and the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale and purchase.

For computing capital gains relating to the acquisition made before February, 2018, the cost of acquisition shall be higher of actual cost of acquisition or lower of price of equity shares quoted on stock exchange on January 31, 2018 (if no trading then immediately preceding day) or sale price.

Further, an additional requirement for payment of securities transaction tax on conversion of ADSs to equity shares has been relaxed subject to certain conditions.

If the equity share has been held for 12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 20% (plus the applicable surcharge and education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 35% (plus the applicable surcharge and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the Government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains i.e. it will be taxable as per the local laws of India.

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares,

(a)	To be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Income Tax Act. As per the provisions of the Income Tax Act, any income by way of capital gains payable to non-residents may be subject to withholding of tax at the rate under the Income Tax Act or the double taxation treaty, whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities.

(b)	To get the benefit of the applicable double taxation treaty, the non-resident investor must furnish a certificate of his or her residence in a country outside India and such other documents as may be prescribed under the Act such as valid Permanent Account Number issued by the Indian income tax authorities or tax identification number issued by the income tax authorities of the country of tax residence along with certain other details such as name, e-mail ID, contact number, address etc.

Where Permanent Account Number is submitted, it should be linked to Aadhaar (applicable in case of individuals if Aadhaar is obtained in India). Otherwise tax will be deducted at the higher rate which may go up to 20% or more.

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

This discussion does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, including any minimum tax consequences, tax consequences of the “Medicare contribution tax” on “net investment income” and tax consequences that may be applicable to you if you are a person subject to special rules, such as:

•	an insurance company;

•	a tax-exempt entity;

•	a dealer or an electing trader in securities who uses a mark-to-market method of tax accounting;

•	one of certain financial institutions;

•	a person who owns ADSs or equity shares as part of an integrated investment (including a straddle or conversion transaction);

•	a person whose functional currency is not the U.S. dollar;

•	a person who acquired or received ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	a person holding ADSs or equity shares in connection with a trade or business conducted outside of the United States;

•	a person who owns, directly, indirectly or constructively, 10.0% or more of our stock, by vote or value; or

•	a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes.

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

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. Subject to the PFIC rules described below, the amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupees received, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S. source ordinary income or loss. The amount of the dividend will not be eligible for a dividends-received deduction. Subject to applicable limitations and the PFIC discussion below, if you are a non-corporate U.S. Holder, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at these favorable rates.

Dividend income will include any amounts withheld in respect of Indian taxes and will be treated as non-U.S. source income. Indian income taxes withheld from cash dividends on the ADSs or equity shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable limitations that vary depending upon your circumstances. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Indian income tax system meets these requirements. The U.S. Internal Revenue Service has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a non-U.S. tax credit, U.S. Holders may elect to deduct non-U.S. taxes (including Indian taxes) in computing their taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year. U.S. Holders should consult their tax advisers regarding the creditability or deductibility of Indian taxes in their particular circumstances.

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

Under certain circumstances as described above under “— Indian Tax —Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of ADSs or equity shares. Under the Code, any gain or loss on the sale or exchange of ADSs or equity shares will generally be U.S. source. However, although the application of the Treaty in this respect is subject to uncertainty, it is possible that under the

Treaty your gains from dispositions of equity shares may be treated as foreign source. In that case, you may be able to claim foreign tax credit in respect of any Indian income tax on this gain if you are eligible for Treaty benefits and elect to apply them. If you are not eligible for Treaty benefits, or if your gain from a disposition of equity shares is not treated as foreign source gain under the Treaty, Treasury regulations generally preclude you from claiming foreign tax credit with respect to any Indian income tax on such gain. However, as noted above the IRS released notices that provide relief from certain of the provisions of these Treasury regulations (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Even if the Treasury regulations do not preclude you from claiming foreign tax credit with respect to any Indian income tax on any gain from dispositions of equity shares, other limitations may limit your ability to claim a foreign tax credit with respect to such tax. It is possible that any Indian tax on disposition gains that is not credited against your U.S. federal income tax liability may either be deductible or reduce the amount realized on a disposition. If the Indian tax is creditable, an election to deduct it instead of claiming a foreign tax credit with respect thereto applies to all otherwise creditable non-U.S. taxes paid or accrued in the taxable year. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser with respect to your ability to credit any Indian income taxes on dispositions against your U.S. federal income tax liability, including the uncertainty as to whether Indian taxes on dispositions are generally creditable under the Treaty, the requirement to report Treaty-based return positions and the creditability or deductibility of the Indian tax on disposition gains in your particular circumstances (including any applicable limitations).

Any Indian stamp duty or securities transaction tax paid on the purchase or sale of equity shares will not be creditable against your U.S. federal income tax liability. However, stamp duty or securities transaction tax may increase your tax basis in the equity shares if you are a buyer of the shares, or reduce the amount of gain (or increase the amount of loss) you recognize on the sale or other disposition of the shares.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and investment gains) or (ii) 50.0% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations (the “Active Banks Proposed Regulations”), which were proposed to be effective for taxable years beginning after December 31, 1994, and under current guidance can be relied upon, we do not believe we were a PFIC for our taxable year that ended March 31, 2026. Because there can be no assurance that the Active Banks Proposed Regulations will be finalized in their current form (and the manner of their application is not entirely clear), because the rules applicable to active insurance companies are subject to change (including under certain proposed Treasury regulations), and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exceptions for active banks or insurance companies, there can be no assurance that we will not be a PFIC for any taxable year.

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

If we were a PFIC for any taxable year during which you owned ADSs or equity shares, we generally would continue to be treated as a PFIC with respect to such ADSs or equity shares for all succeeding taxable years during which you owned the ADSs or equity shares, even if we ceased to meet the threshold requirements for PFIC status unless we ceased to be a PFIC and a “deemed sale” election were made.

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

If you make the mark-to-market election (assuming the election is available), for any taxable year in which we are a PFIC you generally will recognize as ordinary income any excess of the fair market value of ADSs or equity shares at the end of the taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of ADSs or equity shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you make the election, your tax basis in ADSs or equity shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs or equity shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election) and any excess loss will be a capital loss.

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—United States Federal Income Tax —Taxation of Dividends” would not apply.

If we are a PFIC for any taxable year during which you owned our ADSs or equity shares, you will generally be required to file IRS Form 8621 with your annual U.S. federal income tax returns, subject to certain exceptions.

You should consult your tax adviser regarding whether we are or were a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding, unless (i) you are an exempt recipient and if required, you establish your exempt status, or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on this Form 20-F, which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. Indian GAAP constitutes a comprehensive body of accounting principles and since fiscal 2006, we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from U.S. GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 21 and 22 to our consolidated financial statements herein.

The data for fiscal 2024 through fiscal 2026 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (“AS”) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the SEBI and the Insurance Regulatory and Development Authority as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

Certain subsidiaries of the Bank, namely ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company Limited and ICICI Home Finance Limited have adopted Ind AS, a revised set of accounting standards issued by The Institute of Chartered Accountants of India (which largely converges the Indian accounting standards with International Financial Reporting Standards). However, for preparation of consolidated financial statements, these subsidiaries prepare financial statements as per Indian GAAP in accordance with accounting policies aligned with the Bank. All the numbers reported/considered in this document for these subsidiaries are based on current Indian GAAP.

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

I-Process Services (India) Limited ceased to be an associate and became a wholly-owned subsidiary of the Bank effective March 22, 2024 in consolidated financial statements under Indian GAAP as well as under U.S. GAAP.

During fiscal 2024, the Board of Directors of the Bank approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (the “Delisting Scheme”). As per the Delisting Scheme, ICICI Securities Limited was delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank in consolidated financial statements under Indian GAAP as well as under U.S. GAAP.

During fiscal 2026, the Bank executed a share purchase agreement with ICICI Prudential Life Insurance Company Limited. Consequently, on January 12, 2026, the Bank holds 100.0% shareholding in ICICI Pension Fund Management Limited and it became a wholly-owned subsidiary of the Bank.

During fiscal 2026, ICICI Strategic Investments Fund redeemed all its unit capital. Consequently, it ceased to be consolidated as per Accounting Standard 21 effective March 25, 2026. Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2026.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, among other things, carry on the business of banking in any part of India or outside India.

Provisions Relating to Directors

Certain provisions of our Articles of Association relating to directors are set forth as follows:

•	Article 128 of the Articles of Association provides that no director shall be required to hold any qualification shares of the Company.

•	Article 135 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement.

•	Article 137 of the Articles of Association provides that at every Annual General Meeting of the Company, one third of such Directors for the time being as are liable to retire by rotation or if their number is neither three nor a multiple of three, then the number nearest to one-third, shall retire from office. The Debenture Directors, the Government Directors and the other non-rotational Directors shall not be subject to retirement under the Articles of Association.

•	Article 138 of the Articles of Association provides that the directors to retire by rotation at every Annual General Meeting shall be those who have been longest in office since their last appointment, but as between persons who became Directors on the same day, those who are to retire shall (unless they otherwise agree among themselves) be determined by lot. There is no provision under the Articles of Association requiring the mandatory retirement of directors at a specified age. Pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as non-executive director, if he or she is between 35 and 75 years of age. After attaining the age of 75 years, no person can continue in this position. Further, pursuant to the Reserve Bank of India guidelines, no person can continue as Managing Director and Chief Executive Officer or Whole-time Director beyond the age of 70 years. Within the overall limit of 70 years, individual Bank's Boards are free to prescribe a lower retirement age for the Whole-time Directors, including the Managing Director and Chief Executive Officer.

Directors have no powers to vote in absence of a quorum.

•	Article 79 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the Board, borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, redeemable debentures or debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including our uncalled capital.

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

Change in Control Provisions

Article 56 of the Articles of Association provides that the Board of Directors may at its discretion decline to register or acknowledge any transfer of any securities in respect of securities upon which we have a lien or while any money in respect of the securities desired to be transferred on any of them remain unpaid. Moreover, the Board of Directors may refuse to register the transfer of, or the transmission by operation of law of the right to or interest in the any securities if the total nominal value of any securities intended to be transferred by any person would, together with the total nominal value of any securities held in ICICI Bank, exceed 1% of the paid-up equity share capital of ICICI Bank or if the Board of Directors is satisfied that as a result of such transfer, it would result in the change in the Board of Directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Documents on Display

The documents concerning us which are referred to herein may be inspected at the SEC. You may read and copy any document filed or furnished by us at the SEC’s public reference rooms in Washington D.C., New York and Chicago, Illinois or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. The SEC also maintains a website at www.sec.gov, which contains, in electronic form, each of the reports and other information that we have filed electronically with the SEC. Information about ICICI Bank is also available on the web at www.icici.bank.in.

Annual Report to Security Holders

We intend to submit annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated herein by reference to Exhibit 1.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
1.2	ICICI Bank Articles of Association, as amended (incorporated herein by reference to Exhibit 1.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2020 filed on July 31, 2020).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)*).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to Exhibit 2.2 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to Exhibit 4.3 to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2012 filed on July 31, 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011 (incorporated by reference to Exhibit 2.3 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2016 filed on August 1, 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011 (incorporated herein by reference to Exhibit 2.4 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2018 filed on July 31, 2018).
2.5	Amendment No.1 to the Deposit Agreement originally dated March 31, 2020 and as amended and supplemented from time to time (incorporated herein by reference to Exhibit a(ii) to ICICI Bank's Registration Statement on Form F-6 filed on July 1, 2024).
2.6	Amendment No.2 to the Deposit Agreement originally dated March 31, 2020 and as amended and supplemented from time to time (incorporated herein by reference to Exhibit(a)(iii) to ICICI Bank’s Registration Statement on Form F-6 filed on December 19, 2025).
2.7	ICICI Bank’s Share Certificate Specimen.
2.8	Description of Securities Registered under Section 12 of the Exchange Act.
4.1	ICICI Bank Employees Stock Option Scheme - 2000, as amended (incorporated herein by reference to Exhibit 4.1 to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2019 filed on July 31, 2019).
4.2	ICICI Bank Employees Stock Unit Scheme – 2022.
8.1	List of Subsidiaries (included under “Business–Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
11.2	ICICI Bank Code on Prohibition of Insider Trading.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Group Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.
97.1	ICICI Bank Compensation Policy

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Anindya Banerjee
Name: Anindya Banerjee
Title: Group Chief Financial Officer

Place: Mumbai

Date: July 20, 2026

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2026

and March 31, 2025 together

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

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

ICICI Bank Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the Company) as of March 31, 2026 and 2025, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2026, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2026, in conformity with generally accepted accounting principles in India.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 20, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Allowance for Credit Losses

As discussed in Note 7 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses under generally accepted accounting principles in India (Indian GAAP) was Rs. 173,963.3 million as at March 31, 2026 (the March 31, 2026 Indian GAAP ACL). As discussed in Note 21 of Schedule 18B to the consolidated financial statements, the Company’s allowance for credit losses included in the reconciliation of stockholders’ equity from Indian GAAP to U.S. GAAP as of March 31, 2026 was Rs. (20,191.7) million which included allowance for credit losses on loans evaluated on a collective basis (the March 31, 2026 collective ACL) and allowance for credit losses on loans evaluated on an individual basis (the March 31, 2026 individual ACL). The March 31, 2026, Indian GAAP ACL, the March 31, 2026, collective ACL and the March 31, 2026, individual ACL are collectively referred to hereinafter as ‘total ACL’.

The March 31, 2026, collective ACL includes the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the March 31, 2026, collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The quantitative calculation of expected credit losses is the product of multiplying the Company’s estimates of probability of default (PD), loss given default (LGD), and individual loan level exposure at default (EAD). For the quantitative calculation, the Company uses models to develop the PD and LGD, which are derived from internal historical default and loss experience, that incorporate the relevant macro-economic scenario over reasonable and supportable forecast period. Further, the probability of default for subsequent periods reverts to the long run historical information. All such periods are established for each portfolio segment. The Company estimates the EAD using a model which estimates prepayments over the life of the loans. In order to capture the unique risks of the loan portfolio within the PD, LGD, and EAD models, the Company segments the portfolio into pools, incorporating certain criteria including, but not limited to customer type, risk rating and delinquency status for commercial loans and product type, delinquency status, credit scores and months on book for non-commercial loans. The Company has developed internal models to assign credit risk ratings to borrowers, which are used for the segmentation of commercial loans. The model output for the collective ACL is adjusted by increasing the probability of default estimates to take into consideration model imprecision not yet reflected in the calculation. Judgment is applied in making this adjustment, including taking into account uncertainties associated with the economic conditions, product or portfolio, as well as other relevant internal and external factors affecting the credit quality of the portfolio.

We identified the assessment of collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of collective ACL due to significant measurement uncertainty. The assessment as of the March 31, 2026, of collective ACL encompassed the evaluation of the collective ACL methodology, including the methods and models used to estimate the PD and LGD and their significant assumptions. Such significant assumptions included portfolio segmentation, expected recoveries, the relevant macro-

economic scenario, the reasonable and supportable forecast periods, the historical observation period, and credit risk ratings for commercial loans .

The assessment also included the evaluation of the qualitative factors and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertain global economic conditions such as elevated geopolitical risks along with the attendant volatility in oil and commodity prices, expected uneven distribution of monsoon in India due to the effect of El Nino, geo-economic fragmentation, moderation expected in global as well as Indian growth, rising inflationary pressures, moderation in information technology (IT) services growth and artificial intelligence (AI) developments. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD and commercial loan credit risk rating models.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to Company’s measurement of the collective ACL estimates, including controls over the:

-	review of the collective ACL methodology

-	review of the PD, LGD and commercial loan credit risk rating.

-	identification and determination of the significant assumptions used in the PD, LGD, commercial loan credit risk rating models

-	determination of the key assumptions and inputs used to estimate the quantitative and qualitative calculation of the collective ACL, including selection of relevant macroeconomic variables and consideration of uncertain global economic conditions such as elevated geopolitical risks along with the attendant volatility in oil and commodity prices, expected uneven distribution of monsoon in India due to the effect of El Nino, geo-economic fragmentation, moderation expected in global as well as Indian growth, rising inflationary pressures, moderation in IT services growth and AI developments

-	validation of the PD, LGD and commercial loan credit risk rating model for the collective ACL

We evaluated the Company’s development of the collective ACL estimates by testing certain sources of data, factors, and assumptions that the Company used and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

-	evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles

-	evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD and LGD models by comparing them to relevant Company specific metrics and trends and the applicable industry and regulatory practices

-	assessing the conceptual soundness and performance testing of the PD, LGD and commercial loan credit risk rating models by inspecting the model documentation to determine whether the models are suitable for their intended use

-	evaluating the methodology used to develop and incorporate the relevant macro-economic scenario over the reasonable and supportable forecast periods and underlying assumptions by comparing it to the Company’s business environment and relevant industry practices

-	assessing the macro-economic variables through benchmarking to publicly available forecasts, where available

-	evaluating the length of the historical observation period and reasonable and supportable forecast periods to evaluate the length of each period by comparing them to specific portfolio risk characteristics and trends

-	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

-	testing the methodology used for estimation of individual credit risk ratings for commercial loans by performing quantitative validation of credit rating models used to assign the credit risk ratings.

-	evaluating the methodology used to develop the qualitative factors, including consideration of uncertain global economic conditions such as elevated geopolitical risks along with the attendant volatility in oil and commodity prices, expected uneven distribution of monsoon in India due to the effect of El Nino, geo-economic fragmentation, moderation expected in global as well as Indian growth, rising inflationary pressures, moderation in IT services growth and AI developments and the effect of those factors on the collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative calculations.

Liabilities in respect to life insurance policies

As given in the consolidated financial statements, liabilities for life insurance non-linked policies in force of Rs. 1,415,509.5 million is included in the Policyholders’ funds Rs. 2,964,990.7 million.

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
July 20, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
ICICI Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2026 and 2025, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2026, and the related notes and financial statement schedules 1 to 18B (collectively, the consolidated financial statements), and our report dated July 20, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Assurance and Consulting Services LLP

Mumbai, Maharashtra, India
July 20, 2026

ICICI Bank Limited and subsidiaries

Consolidated Balance Sheet

		(Rs. in thousands)

		At
	Schedule	March 31, 2026	March 31, 2025

CAPITAL AND LIABILITIES

Capital	1	14,322,344	14,245,974
Employees stock options/units outstanding	1A	26,820,675	20,698,433
Reserves and surplus	2	3,589,461,138	3,104,114,654
Minority interest	2A	165,109,619	148,367,361
Deposits	3	18,300,201,210	16,416,374,040
Borrowings	4	2,202,642,771	2,188,834,453
Policyholders’ funds		2,964,990,702	2,943,055,571
Other liabilities and provisions	5	1,881,431,261	1,586,723,648

TOTAL CAPITAL AND LIABILITIES		29,144,979,720	26,422,414,134

ASSETS

Cash and balances with Reserve Bank of India	6	1,212,371,937	1,202,409,132
Balances with banks and money at call and short notice	7	1,437,435,296	937,825,505
Investments	8	8,707,198,823	8,863,768,108
Advances	9	16,446,579,678	14,206,637,124
Fixed assets	10	174,203,410	158,124,234
Other assets	11	1,061,690,036	969,055,719
Goodwill on consolidation		105,500,540	84,594,312

TOTAL ASSETS		29,144,979,720	26,422,414,134

Contingent liabilities	12	63,867,022,339	78,850,007,864
Bills for collection		1,594,079,092	1,313,614,604
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated Profit and Loss Account

		(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2026	March 31, 2025	March 31, 2024

I. INCOME
Interest earned	13	1,952,184,591	1,863,314,641	1,595,159,252
Other income	14	1,168,999,002	1,082,554,702	765,218,020

TOTAL INCOME		3,121,183,593	2,945,869,343	2,360,377,272

II. EXPENDITURE
Interest expended	15	890,285,812	890,276,529	741,081,627
Operating expenses	16	1,403,936,173	1,277,999,771	977,827,922
Provisions and contingencies (refer note 18.6)		250,227,667	233,405,909	191,400,276

TOTAL EXPENDITURE		2,544,449,652	2,401,682,209	1,910,309,825

III. PROFIT/(LOSS)
Net profit for the year (before share in profit of associates and minority interest)		576,733,941	544,187,134	450,067,447
Add: Share of profit in associates		2,628,566	1,506,622	10,737,680
Net profit for the year before deducting minority interest		579,362,507	545,693,756	460,805,127
Less: Minority interest		37,285,479	35,401,801	18,241,392
Consolidated profit/(loss) for the year attributable to the Group		542,077,028	510,291,955	442,563,735
Brought forward consolidated profit attributable to the Group		1,183,850,670	898,257,800	656,386,769

TOTAL PROFIT/(LOSS)		1,725,927,698	1,408,549,755	1,098,950,504

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		125,367,000	118,068,000	102,221,000
Transfer to Capital Reserve		3,036,999	68,700	332,500
Transfer to/(from) Investment Fluctuation Reserve		..	2,586,100	9,927,900
Transfer to Special Reserve		34,725,000	32,490,000	31,353,000
Transfer to/(from) Revenue and Other Reserves		1,382,560	1,073,620	872,340
Dividend paid during the year		78,531,534	70,412,665	55,985,964
Balance carried over to balance sheet		1,482,884,605	1,183,850,670	898,257,800

TOTAL		1,725,927,698	1,408,549,755	1,098,950,504

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		75.89	72.41	63.19
Diluted (Rs.)		74.77	71.14	61.96
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated Cash Flow Statement

			(Rs. in thousands)

		Year ended
		March 31, 2026	March 31, 2025	March 31, 2024

Cash flow from/(used in) operating activities

Profit/(loss) before taxes		735,916,383	694,640,235	596,839,961

Adjustments for:
Depreciation and amortisation		31,226,502	26,903,750	19,958,856
Net (appreciation)/depreciation on investments		2,903,439	(1,023,190)	16,172,037
Specific provision for non-performing loans, restructured and standard loans		62,768,188	41,272,474	9,635,716
General provision for standard assets		8,355,345	7,011,427	11,658,491
Provision for contingencies & others		(8,675,607)	(7,227,370)	8,780,202
(Profit)/loss on sale of fixed assets and other assets		(2,886,200)	(439,077)	(144,093)
Employees stock options/units expense		9,687,013	7,901,495	7,029,081

	(i)	839,295,063	769,039,744	669,930,251

Adjustments for:
(Increase)/decrease in investments		60,753,099	75,014,144	167,355,354
(Increase)/decrease in advances		(2,302,710,742)	(1,640,197,486)	(1,782,646,848)
Increase/(decrease) in deposits		1,883,800,653	1,980,574,515	2,329,930,107
(Increase)/decrease in other assets		(134,938,285)	(5,176,415)	18,818,794
Increase/(decrease) in other liabilities and provisions[1]		492,533,925	229,962,676	302,893,172

	(ii)	(561,350)	640,177,434	1,036,350,579

Refund/(payment) of direct taxes	(iii)	(165,479,524)	(181,164,596)	(133,436,047)

Net cash flow from/(used in) operating activities ((i)+(ii)+(iii))	(A)	673,254,189	1,228,052,582	1,572,844,783

Cash flow from/(used in) investing activities
Purchase of fixed assets		(37,299,949)	(47,700,055)	(36,785,464)
Proceeds from sale of fixed assets		1,829,389	646,115	698,893
(Purchase)/sale of held to maturity securities		(94,665,319)	(725,829,665)	(1,423,224,353)

Net cash flow from/(used in) investing activities	(B)	(130,135,879)	(772,883,605)	(1,459,310,924)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs/ESUSs)		13,606,496	14,375,199	11,708,675
Proceeds from long-term borrowings		481,787,715	404,464,948	391,968,191
Repayment of long-term borrowings		(501,532,043)	(399,331,062)	(391,468,771)
Net proceeds/(repayment) of short-term borrowings		38,063,900	106,795,922	181,423,005
Dividend paid		(78,531,534)	(70,412,665)	(55,985,964)

Net cash flow from/(used in) financing activities	(C)	(46,605,466)	55,892,342	137,645,136

Effect of exchange fluctuation on translation reserve	(D)	13,059,752	1,484,292	4,234,435

ICICI Bank Limited and subsidiaries

Consolidated Cash Flow Statement (Continued)

(Rs. in thousands)

	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	509,572,596	512,545,611	255,413,430

Cash and cash equivalents at beginning of the year	2,140,234,637	1,627,689,026	1,364,564,928
Add: Addition of ICICI Lombard General Insurance Company Limited and I-Process Services (India) Limited as a subsidiary in consolidation during the year	..	..	7,710,668
Cash and cash equivalents at end of the year	2,649,807,233	2,140,234,637	1,627,689,026

1.	Including adjustments for increase/(decrease) in Policyholders’ funds.

2.	Cash and cash equivalents include cash in hand, foreign currency notes, rupee digital currency, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 1 - CAPITAL

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025
Authorised capital
12,500,000,000 equity shares of Rs. 2 each (March 31, 2025: 12,500,000,000 equity shares of Rs. 2 each)	25,000,000	25,000,000

Equity share capital Issued, subscribed and paid-up capital
7,121,927,830 equity shares of Rs. 2 each (March 31, 2025: 7,022,335,643 equity shares)	14,243,855	14,044,671
Add: 38,184,739 equity shares of Rs. 2 each (March 31, 2025: 99,592,187 equity shares) issued during the year[1]	76,370	199,184
	14,320,225	14,243,855

Add: Forfeited equity shares[2]	2,119	2,119

TOTAL CAPITAL	14,322,344	14,245,974

1.	Additions for FY2025 include Rs. 112.0 million on account of issuance of 56,008,117 equity shares by the Bank to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

2.	On account of forfeiture of 266,089 equity shares of Rs. 10 each.

SCHEDULE 1A – EMPLOYEES STOCK OPTIONS/UNITS OUTSTANDING

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

Opening Balance	20,698,433	14,053,180
Additions during the year[1,2]	9,687,013	8,866,163
Deductions during the year[3]	(3,564,771)	(2,220,910)
CLOSING BALANCE	26,820,675	20,698,433

1.	Represents cost of employee stock options/units of the Bank recognised during the year.

2.	Additions for FY2025 include Rs. 964.7 million towards creation of ESOP reserve by the Bank for the options/units granted to employees of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

3.	Represents amount transferred to securities premium on account of exercise of employee stock options/units and to general reserve on lapses of employee stock options/units.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 2 - RESERVES AND SURPLUS

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

I. Statutory reserve
Opening balance	656,067,519	537,999,519
Additions during the year	125,367,000	118,068,000
Deductions during the year	..	..

Closing balance	781,434,519	656,067,519

II. Special reserve[1]
Opening balance	224,075,000	191,585,000
Additions during the year	34,725,000	32,490,000
Deductions during the year	..	..

Closing balance	258,800,000	224,075,000

III. Securities premium
Opening balance	606,132,791	519,436,438
Additions during the year[2,3]	17,075,850	86,696,353
Deductions during the year	(168,090)	..

Closing balance	623,040,551	606,132,791

IV. AFS reserve
Opening balance	22,200,393	(313,803)
Impact of transition[4]	..	20,583,089
Additions during the year	..	1,931,107
Deductions during the year[5]	(11,900,422)	..

Closing balance	10,299,971	22,200,393

V. Investment fluctuation reserve[6]
Opening balance	34,272,809	31,686,709
Additions during the year	..	2,586,100
Deductions during the year	..	..

Closing balance	34,272,809	34,272,809

VI. Capital reserve
Opening balance	151,257,407	151,353,548
Additions during the year[5,7]	8,634,888	68,700
Deductions during the year	..	(164,841)

Closing balance	159,892,295	151,257,407

VII. Capital redemption reserve
Opening balance	3,500,000	3,500,000
Additions during the year	..	..
Deductions during the year	..	..

Closing balance	3,500,000	3,500,000

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

(Rs. in thousands)

	At
	March 31, 2026	March 31, 2025

VIII. Foreign currency translation reserve
Opening balance	21,313,221	19,828,929
Additions during the year	13,059,751	1,850,113
Deductions during the year	..	(365,821)

Closing balance	34,372,972	21,313,221

IX. Revaluation reserve
Opening balance	37,795,163	31,112,741
Additions during the year[8]	2,818,276	7,828,466
Deductions during the year[9]	(1,163,065)	(1,146,044)

Closing balance	39,450,374	37,795,163

X. Revenue and other reserves
Opening balance	163,649,681	148,891,495
Additions during the year[4,10]	5,982,779	20,190,304
Deductions during the year	(7,810,905)	(5,432,118)

Closing balance[11,12]	161,821,555	163,649,681

XI. Balance in profit and loss account
Balance carried over to balance sheet	1,482,884,605	1,183,850,670
Adjustments[13]	(308,513)	..
Closing balance	1,482,576,092	1,183,850,670

TOTAL RESERVES AND SURPLUS	3,589,461,138	3,104,114,654

1.	Represents amount transferred to Special Reserve as per Section 36(1)(viii) of the Income-tax Act, 1961 by the Bank.

2.	Includes Rs. 17,075.8 million (March 31, 2025: Rs. 16,499.7 million) on account of exercise of employee stock options/units.

3.	Additions for FY2025 include Rs. 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the Scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

4.	In accordance with Master Direction issued by RBI on Classification, Valuation and Operation of investment Portfolio of Commercial Banks, Directions 2023, applicable from April 1, 2024, during FY2025, the Group has accounted net transition gain of Rs. 20,583.1 million (net of tax) and Rs. 14,082.9 million (net of tax and minority interest) in AFS reserve and General reserve respectively.

5.	Includes transfer from AFS reserve to Capital reserve of Rs. 6,035.4 million on sale of equity AFS investment as per the RBI guideline on Classification, Valuation and Operation of investment Portfolio of Commercial Banks (Directions), 2023.

6.	Represents amount transferred by the Bank to Investment Fluctuation Reserve (IFR) on net profit on sale of AFS and FVTPL (including HFT) investments during the year. The amount not less than the lower of net profit on sale of AFS, FVTPL (including HFT) category investments during the year or net profit for the year less mandatory appropriations is required to be transferred to IFR, until the amount of IFR is at least 2% of the AFS and FVTPL (including HFT) portfolio.

7.	Includes appropriations made by the Bank for profit on sale of HTM investments, investments in subsidiaries, joint ventures and associates and profit on sale of land and buildings, net of taxes and transfer to statutory reserve.

8.	Represents gain on revaluation of premises carried out by the Bank, ICICI Home Finance Company Limited and ICICI Prudential Asset Management Company Limited.

9.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

10.	Includes amount transferred from employee stock options/units outstanding to general reserve on lapses of employee stock options/units.

11.	Includes Rs. 4,437.3 million towards fair value change account of insurance subsidiaries (March 31, 2025: Rs. 3,169.3 million).

12.	Includes unrealised profit/(loss) pertaining to the investments of venture capital funds.

13.	Represents movement on account of deconsolidation and change in ownership interest in consolidating entities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 2A - MINORITY INTEREST

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

Opening minority interest	148,367,361	138,884,162
Subsequent increase/(decrease) during the year[1]	16,742,258	9,483,199

CLOSING MINORITY INTEREST	165,109,619	148,367,361

1.	At March 31, 2025, includes reversal of the minority interest relating to ICICI Securities Limited amounting to Rs. 13,495.5 million on becoming a wholly-owned subsidiary.

SCHEDULE 3 – DEPOSITS

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

A.I. Demand deposits
i) From banks	43,203,220	56,975,019
ii) From others	2,673,831,190	2,318,588,072
II. Savings bank deposits	4,794,461,990	4,442,542,504
III. Term deposits
i) From banks	117,630,612	191,795,037
ii) From others	10,671,074,198	9,406,473,408

TOTAL DEPOSITS	18,300,201,210	16,416,374,040

B. I. Deposits of branches in India	17,633,668,829	15,897,492,345
II. Deposits of branches/subsidiaries outside India	666,532,381	518,881,695

TOTAL DEPOSITS[1]	18,300,201,210	16,416,374,040

1.	Includes deposits amounting to Rs. 1,185,005.5 million against which lien is marked by the Group in the ordinary course of business (March 31, 2025: Rs. 966,853.0 million).

SCHEDULE 4 - BORROWINGS

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

I. Borrowings In India
i) Reserve Bank of India[1]	68,481,200	107,760,800
ii) Other banks	111,819,217	164,767,032
iii) Financial institutions[2]	610,440,564	645,482,486
iv) Borrowings in the form of
a) Deposits[3]	57,988,161	44,576,176
b) Commercial paper	245,182,915	226,221,340

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025
c) Bonds and debentures (excluding subordinated debt)	519,566,236	514,322,000
v) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	..	..
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	89,319,332	56,102,038

TOTAL BORROWINGS IN INDIA	1,702,797,625	1,759,231,872

II. Borrowings outside India
i) Capital instruments
Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	4,762,302	4,284,358
ii) Bonds and notes	47,395,533	115,344,418
iii) Other borrowings	447,687,311	309,973,805

TOTAL BORROWINGS OUTSIDE INDIA	499,845,146	429,602,581

TOTAL BORROWINGS	2,202,642,771	2,188,834,453

1.     Represents borrowings made by the Group under Liquidity Adjustment Facility (LAF).

2.     Includes borrowings made by the Group under repo and refinance.

3.     Represents deposits accepted by ICICI Home Finance Company Limited.

4.     Secured borrowings in I and II above amounting to Rs. 306,031.9 million (March 31, 2025: Rs. 278,123.4 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions (including tri-party repo) with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

		(Rs. in thousands)
		At
		March 31, 2026	March 31, 2025

I.	Bills payable	98,776,780	89,702,015
II.	Inter-office adjustments (net)	31,711	812,972
III.	Interest accrued	42,051,238	42,154,332
IV.	Sundry creditors	652,998,061	619,264,081
V.	General provision for standard assets	77,479,226	68,748,943
VI.	Unrealised loss on foreign exchange and derivative contracts[1]	252,307,101	185,821,678
VII.	Others (including provisions)[2,3,4]	757,787,144	580,219,627

	TOTAL OTHER LIABILITIES AND PROVISIONS	1,881,431,261	1,586,723,648

1.	Gross unrealised gain on foreign exchange and derivative contracts is disclosed under Schedule 11 - Other assets.

2.	Includes contingency provision of the Bank amounting to Rs. 131,000.0 million (March 31, 2025: Rs. 131,000.0 million) and specific provision for standard loans amounting to Rs. 17,273.9 million (March 31, 2025: Rs. 7,684.6 million) of the Bank.

3.	Includes provision for tax (net of tax paid in advance and tax deducted at source) amounting to ₹ 12,463.8 million at March 31, 2026.

4.	During FY2026, following its annual supervisory review, Reserve Bank of India has directed the Bank to make a standard asset provision of Rs. 12,830.0 million in respect of a portfolio of agricultural priority sector credit facilities wherein the terms of the facilities were found to be not fully compliant with the regulatory requirements for classification as agricultural priority sector lending. There is no change in asset classification or in the terms and conditions applicable to the borrowers or in the repayment behaviour of borrowers as per these terms. This additional standard asset provision will continue until the loans are repaid or renewed in conformity with the Priority sector classification guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025
I. Cash in hand (including foreign currency notes)	55,484,549	64,936,822
II. Balances with Reserve Bank of India
a) In current account	513,407,388	627,042,310
b) In other accounts[1]	643,480,000	510,430,000

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	1,212,371,937	1,202,409,132

1.	Represents lending made by the Group under Liquidity Adjustment Facility (LAF) and Standing Deposit Facility (SDF).

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025
I. In India
i) Balances with banks
a) In current accounts	4,729,276	2,887,060
b) In other deposit accounts	248,069,862	161,549,141
ii) Money at call and short notice
a) With banks	..	17,095,000
b) With other institutions[1]	310,213,770	72,514,528

TOTAL	563,012,908	254,045,729

II. Outside India
i) In current accounts	575,039,034	452,527,779
ii) In other deposit accounts	87,184,892	147,811,898
iii) Money at call and short notice	212,198,462	83,440,099

TOTAL	874,422,388	683,779,776

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	1,437,435,296	937,825,505

1.	Includes lending made by the Group under reverse repo.

SCHEDULE 8 - INVESTMENTS

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

I. Investments in India [net of provisions]
i) Government securities	5,105,021,183	5,345,834,889
ii) Other approved securities	..	..
iii) Shares (includes equity and preference shares)	274,710,746	274,995,209
iv) Debentures and bonds (including commercial paper and certificate of deposits)	1,396,147,473	1,256,211,776
v) Assets held to cover linked liabilities of life insurance business	1,510,296,269	1,612,399,043
vi) Investment in associates[1]	26,490,513	22,650,041

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

vii) Others (mutual fund units, pass through certificates, security receipts and other related investments)	199,982,718	211,056,685

TOTAL INVESTMENTS IN INDIA	8,512,648,902	8,723,147,643

II. Investments outside India [net of provisions]
i) Government securities	135,872,083	82,034,298
ii) Others (equity shares, bonds and certificate of deposits and assets held to cover linked liabilities of Life Insurance business)	58,677,838	58,586,167

TOTAL INVESTMENTS OUTSIDE INDIA	194,549,921	140,620,465

TOTAL INVESTMENTS	8,707,198,823	8,863,768,108

A. Investments in India
Gross value of investments	8,528,616,162	8,694,747,035
Less: Aggregate of provision/depreciation/(appreciation)	15,967,260	(28,400,608)

Net investments	8,512,648,902	8,723,147,643

B. Investments outside India
Gross value of investments	196,394,812	141,030,805
Less: Aggregate of provision/depreciation/(appreciation)	1,844,891	410,340

Net investments	194,549,921	140,620,465

TOTAL INVESTMENTS	8,707,198,823	8,863,768,108

1.	Includes goodwill on consolidation of associates amounting to Rs. 101.9 million (March 31, 2025: Rs. 163.1 million).

SCHEDULE 9 - ADVANCES [net of provisions]

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

A. i) Bills purchased and discounted[1]	453,485,209	463,393,153
ii) Cash credits, overdrafts and loans repayable on demand	5,964,273,656	4,944,846,572
iii) Term loans	10,028,820,813	8,798,397,399

TOTAL ADVANCES	16,446,579,678	14,206,637,124

B. i) Secured by tangible assets (includes advances against book debts)	12,372,112,816	10,386,986,327
ii) Covered by bank/government guarantees	83,929,741	74,837,364
iii) Unsecured	3,990,537,121	3,744,813,433

TOTAL ADVANCES	16,446,579,678	14,206,637,124

C. I. Advances in India
i) Priority sector	5,641,835,513	4,630,104,023
ii) Public sector	317,036,624	449,375,474
iii) Banks	625,524	15,293,973
iv) Others	9,638,143,755	8,438,646,608

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

TOTAL ADVANCES IN INDIA	15,597,641,416	13,533,420,078

II. Advances outside India
i) Due from banks	15,743,808	15,217,500
ii) Due from others
a) Bills purchased and discounted	122,534,067	92,213,965
b) Syndicated and term loans	267,361,777	235,599,649
c) Others	443,298,610	330,185,932

TOTAL ADVANCES OUTSIDE INDIA	848,938,262	673,217,046

TOTAL ADVANCES	16,446,579,678	14,206,637,124

1.	Net of bills re-discounted amounting to Rs. 28,000.0 million (March 31, 2025: Nil).

SCHEDULE 10 - FIXED ASSETS

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

I. Premises Gross block
At cost at March 31 of preceding year	114,825,928	102,975,511
Additions during the year[1]	12,126,256	13,407,476
Deductions during the year	(722,978)	(1,557,059)
Closing balance	126,229,206	114,825,928

Depreciation
At March 31of preceding year	30,452,310	28,099,523
Charge during the year[2]	3,886,475	3,288,984
Deductions during the year	(590,200)	(936,197)
Total depreciation	33,748,585	30,452,310

Net block[3]	92,480,621	84,373,618

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	178,362,431	149,044,513
Additions during the year	34,303,326	38,213,577
Deductions during the year	(9,233,918)	(8,895,659)
Closing balance	203,431,839	178,362,431

Depreciation
At March 31 of preceding year	108,203,052	94,383,964
Charge during the year	26,157,906	22,747,963
Deductions during the year	(8,207,515)	(8,928,875)
Total depreciation	126,153,443	108,203,052

Net block	77,278,396	70,159,379

III. Lease assets Gross block
At cost at March 31 of preceding year	18,913,407	17,900,287
Additions during the year	1,785,230	1,222,930
Deductions during the year	(754,970)	(209,810)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

Closing balance[4]	19,943,667	18,913,407

Depreciation
At March 31 of preceding year	15,322,170	15,034,060
Charge during the year	306,794	301,152
Deductions during the year	(129,691)	(13,042)
Total depreciation, accumulated lease adjustment and provisions	15,499,273	15,322,170

Net block	4,444,394	3,591,237

TOTAL FIXED ASSETS	174,203,410	158,124,234

1.	Includes revaluation gain amounting to Rs. 2,969.1 million (March 31, 2025: Rs. 7,828.5 million) on account of revaluation.

2.	Including depreciation charge on account of revaluation of Rs. 1,143.2 million for the year ended March 31, 2026 (year ended March 31, 2025: Rs. 848.0 million).

3.	Includes assets amounting to Rs. 60.6 million of the Bank (March 31, 2025: Rs. 1.9 million) which are held for sale.

4.	Includes assets taken on lease by the Bank amounting to Rs. 3,229.0 million (March 31, 2025: Rs. 2,198.8 million).

SCHEDULE 11 – OTHER ASSETS

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

I. Inter-office adjustments (net)	..	..
II. Interest accrued	236,595,724	238,378,033
III. Tax paid in advance/tax deducted at source (net)	..	6,929,092
IV. Stationery and stamps	324,069	275,386
V. Non-banking assets acquired in satisfaction of claims[1,2]	..	..
VI. Advance for capital assets	7,748,685	10,732,726
VII. Deposits	149,020,611	107,877,248
VIII. Deferred tax asset (net) (refer note 18.10)	42,621,285	48,410,016
IX.Deposits in Rural Infrastructure and Development Fund	103,661,620	134,932,128
X. Unrealised gain on foreign exchange and derivative contracts[3]	215,725,744	161,647,519
XI. Others	305,992,298	259,873,571

TOTAL OTHER ASSETS	1,061,690,036	969,055,719

1.	Asset amounting to Rs. 4.5 million were transferred from banking assets to non-banking asset by the Bank during the year ended March 31, 2026 (year ended March 31, 2025: Rs. 9.1 million). Assets amounting to Rs. 2,984.3 million were sold by the Bank during the year ended March 31, 2026 (year ended March 31, 2025: Rs. 727.1 million).

2.	Net of provision held by the Bank amounting to Rs. 24,515.5 million (March 31, 2025: Rs. 27,475.0 million).

3.	Gross unrealised loss on foreign exchange and derivative contracts is disclosed under Schedule 5 - Other liabilities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE 12 - CONTINGENT LIABILITIES

	(Rs. in thousands)
	At
	March 31, 2026	March 31, 2025

I. Claims against the Group not acknowledged as debts	154,424,574	166,956,057
II. Liability for partly paid investments	600,175	4,079,021
III. Liability on account of outstanding forward exchange contracts[1]	15,179,156,306	17,435,254,509
IV. Guarantees given on behalf of constituents
a) In India	1,973,508,763	1,661,358,147
b) Outside India	139,163,593	120,341,685
V. Acceptances, endorsements and other obligations	782,427,485	662,291,596
VI. Currency swaps[1]	511,207,349	770,171,066
VII. Interest rate swaps, currency options and interest rate futures[1]	45,019,391,197	57,930,748,878
VIII. Other items for which the Group is contingently liable	107,142,897	98,806,905

TOTAL CONTINGENT LIABILITES	63,867,022,339	78,850,007,864

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Profit and Loss account

SCHEDULE 13 - INTEREST EARNED

	(Rs. in thousands)
	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

I. Interest/discount on advances/bills	1,378,042,589	1,332,437,089	1,165,897,763
II. Income on investments (including dividend)	496,887,207	473,025,439	381,070,710
III. Interest on balances with Reserve Bank of India and other inter-bank funds	41,808,039	34,286,557	26,498,839
IV. Others[1,2]	35,446,756	23,565,556	21,691,940

TOTAL INTEREST EARNED	1,952,184,591	1,863,314,641	1,595,159,252

1.	Includes interest on tax refunds amounting to Rs. 7,266.6 million (March 31, 2025: Rs. 2,034.7 million; March 31, 2024: Rs. 2,828.2 million).

2.	Includes interest and amortisation of premium on hedging/non-trading interest rate swaps. .

SCHEDULE 14 - OTHER INCOME

	(Rs. in thousands)
	Year ended
	March 31, 2026	March 31, 2025	March 31, 2024

I. Commission, exchange and brokerage	293,302,347	277,661,551	235,718,656
II. Profit/(loss) on sale of investments (net)	52,258,540	36,975,602	36,689,228
III. Profit/(loss) on revaluation of investments (net)	(12,605,930)	15,364,503	1,182,467
IV. Profit/(loss) on sale of land, buildings and other assets (net)[1]	2,886,200	439,077	144,093
V. Profit/(loss) on exchange/derivative transactions (net)	53,071,958	39,505,447	30,860,575
VI. Premium and other operating income from insurance business	776,241,930	709,008,343	458,528,108
VII. Miscellaneous income (including lease income)	3,843,957	3,600,179	2,094,893

TOTAL OTHER INCOME	1,168,999,002	1,082,554,702	765,218,020

1.	Includes profit/(loss) on sale of assets given on lease.

SCHEDULE 15 - INTEREST EXPENDED

	(Rs. in thousands)
	Year ended

	March 31, 2026	March 31, 2025	March 31, 2024

I. Interest on deposits	739,503,635	716,478,741	587,844,555
II. Interest on Reserve Bank of India/inter-bank borrowings	26,262,507	41,684,988	32,114,853
III. Others (including interest on borrowings of erstwhile ICICI Limited)	124,519,670	132,112,800	121,122,219

TOTAL INTEREST EXPENDED	890,285,812	890,276,529	741,081,627

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Profit and Loss account

SCHEDULE 16 - OPERATING EXPENSES

	(Rs. in thousands)
	Year ended

	March 31, 2026	March 31, 2025	March 31, 2024

I. Payments to and provisions for employees[1]	252,586,237	236,299,361	191,719,774
II. Rent, taxes and lighting[2]	24,336,823	22,804,087	17,054,394
III. Printing and stationery	2,675,296	3,185,496	3,610,245
IV. Advertisement and publicity	22,558,503	28,437,327	28,292,745
V. Depreciation on property	30,303,158	25,972,008	19,152,745
VI. Depreciation (including lease equalisation) on leased assets	306,794	301,152	199,361
VII. Directors' fees, allowances and expenses	205,192	209,214	146,009
VIII. Auditors' fees and expenses	381,988	348,676	264,719
IX. Law charges	2,267,380	1,904,460	1,494,968
X. Postages, courier, telephones, etc.	9,977,054	9,681,053	8,875,883
XI. Repairs and maintenance	46,947,554	38,200,665	36,171,827
XII. Insurance	19,408,871	15,714,195	16,843,829
XIII. Direct marketing agency expenses	28,839,527	24,057,542	37,986,800
XIV. Claims and benefits paid pertaining to insurance business	303,066,856	225,451,163	78,282,341
XV. Other expenses pertaining to insurance business[3]	515,296,726	512,610,643	424,318,817
XVI. Other expenditure[4,5]	144,778,214	132,822,729	113,413,465
TOTAL OPERATING EXPENSES	1,403,936,173	1,277,999,771	977,827,922

1.	The new Labour Codes were notified by the government during November 2025, pursuant to which the Group charged an amount of Rs. 2,148.6 million to the profit and loss account based on certain estimates and assumptions. The supporting Rules and certain key clarifications are awaited, and the interpretations and industry practices are still developing. The above impact estimates will be re-assessed and finalised based on the final Rules, industry practices and any revisions to the Group’s staff emoluments from time to time.

2.	Includes lease expense amounting to Rs. 19,133.3 million (March 31, 2025: Rs. 17,106.1 million; March 31, 2024: Rs. 13,877.7 million).

3.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

4.	Includes expenses on purchase of Priority Sector Lending Certificates (PSLC) for the Bank amounting to Rs. 34,849.9 million (March 31, 2025: Rs. 20,038.5 million; March 31, 2024: Rs. 16,428.5 million).

5.	Includes expenses on reward program by the Bank amounting to Rs. 24,228.2 million (March 31, 2025: Rs. 21,651.0 million; March 31, 2024: Rs. 18,414.8 million).

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

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries and Group’s interest in the associates.

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

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (‘Indian GAAP’), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (‘SEBI’), Insurance Regulatory and Development Authority of India (‘IRDAI’) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014 and Companies (Accounting Standard) Rule 2021, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the historical cost convention and the accrual method of accounting except where otherwise stated. Investments of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are accounted for in accordance with the extant RBI guidelines on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023. In case the accounting policies followed by a subsidiary are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
					At March 31, 2026	At March 31, 2025
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%	100.00%
3.	ICICI Securities Limited[1]	India	Subsidiary	Securities broking and merchant banking	100.00%	100.00%
4.	ICICI Securities Holdings Inc.[2]	USA	Subsidiary	Holding company	100.00%	100.00%
5.	ICICI Securities Inc.[2]	USA	Subsidiary	Securities broking	100.00%	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management and Investment advisory	100.00%	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%	100.00%

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
					At March 31, 2026	At March 31, 2025
12.	ICICI Pension Fund Management Limited (erstwhile ICICI Prudential Pension Funds Management Company Limited)[3]	India	Subsidiary	Pension fund management and Points of Presence	100.00%	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	50.89%	51.03%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	51.26%	51.55%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	53.00%	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%	50.80%
17.	I-Process Services (India) Limited	India	Subsidiary	Manpower support services	100.00%	100.00%
18.	ICICI Strategic Investments Fund[4]	India	Consolidated as per AS 21	Venture capital fund	-	100.00%

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
					At March 31, 2026	At March 31, 2025
19.	FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[5,6]	India	Associate	Merchant acquiring and servicing	-	19.01%
20.	NIIT Institute of Finance Banking and Insurance Training Limited[5,7]	India	Associate	Education and training in banking, finance and insurance	-	18.79%
21.	India Infradebt Limited[5]	India	Associate	Infrastructure re-finance	42.33%	42.33%
22.	India Advantage Fund-III[5,8]	India	Associate	Venture capital fund	-	24.10%
23.	India Advantage Fund-IV5,8	India	Associate	Venture capital fund	-	47.14%
24.	Arteria Technologies Private Limited[5]	India	Associate	Software company	19.02%	19.98%

1.	On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.

2.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

3.	On January 12, 2026, the Bank acquired 100.0% shareholding in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Company Limited and consequently ICICI Pension Fund Management Limited has become a wholly-owned subsidiary of the Bank.

4.	On March 25, 2026, ICICI Strategic Investments Fund have been redeemed all its unit capital and accordingly the Fund ceased to be a subsidiary of the Bank as per Accounting Standard 21.

5.	These entities have been accounted as per the equity method as prescribed by AS-23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

6.	On April 17, 2025, FISERV Merchant Solutions Private Limited ceased to be associate of the Bank.

7.	On June 11, 2025, NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be associates of the Bank.

8.	On July 03, 2025, India Advantage Fund-III and India Advantage Fund-IV ceased to be associates of the Bank.

9.	Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS-23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues, except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

b)	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

c)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

d)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

e)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

f)	Arranger fee is accounted for as income when a significant portion of the arrangement is completed and right to receive is established.

g)	Commission received on guarantees and letters of credit issued is amortised on a straight-line basis over the period of the guarantee/letters of credit.

h)	The annual/renewal fee on credit cards, debit cards and prepaid cards are amortised on a straight-line basis over one year.

i)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

j)	Penal charge is recognised as income on realisation basis.

k)	All other fees are accounted for as and when they become due where the Group is reasonably certain of ultimate collection.

l)	Fund management and portfolio management fees are recognised on an accrual basis.

m)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

n)	Life insurance premium for non-linked policies is recognised as income (net of goods and service tax) when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

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

In case of multi-year motor insurance policies for new cars and new two wheelers (third party liability coverage) issued on or after September 1, 2018 and other long-term products (as defined in master circular on IRDAI (Insurance Products) Regulations, 2024 - General Insurance dated June 11, 2024) issued on or after October 1, 2024, premium received (net of goods & services tax) is recognised equally over the policy period at the commencement of risk on 1/n basis where “n” denotes the policy duration and premium received for own damage coverage under multi-year motor policy up to October 1, 2024 is recognised in accordance with movement of Insured Declared Value (IDV) over the period of risk, on receipt of complete information. Reinstatement premium is recorded as and when such premiums are recovered. Premium allocated for the year ended is recognised as income earned based on 1/365 method, on a gross basis. Reinstatement premium is allocated on the same basis as the original premium over the balance term of the policy. Any subsequent revisions to premium as and when they occur are recognised on the same basis as the original premium over the balance term of the policy. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Adjustments to premium income for corrections to area covered under government sponsored crop insurance are recognised in the period in which the information is confirmed by the concerned government/nodal agency. Commission on reinsurance ceded is recognised as income in the period of ceding the risk. Profit commission under reinsurance treaties, wherever applicable, is recognised as income in the year of final determination of profits as confirmed by reinsurers and combined with commission on reinsurance ceded. Sliding scale commission under reinsurance treaties, wherever applicable, is determined at every balance sheet date as per terms of the respective treaties. Any changes in the previously accrued commission is recognised immediately and any additional accrual is recognised on confirmation from reinsurers. Such commission is combined with commission on reinsurance ceded.

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

Till March 31, 2024, the Bank had been following accounting policies for investments primarily based on the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2021 where securities were valued scrip-wise and classified into ‘Held to Maturity (HTM), ‘Available for Sale’ (AFS) and ‘Held for Trading’ (HFT). Depreciation/appreciation on securities was aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, was ignored, while net depreciation in each category was provided. HTM securities were carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired was amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. Other domestic subsidiaries (excluding insurance subsidiaries) were following generally accepted accounting principles in India (Indian GAAP).

With effect from April 1, 2024, the Bank and domestic subsidiaries (excluding insurance subsidiaries) implemented the Master Direction - Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 and transitional adjustments has been recorded as per the directions. Accordingly, the significant accounting policies with respect to investments have been modified as stated below

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

d.	Investments are classified as AFS if:

1)	The security is acquired with an objective that is achieved by both collecting contractual cash flows and selling securities; and

2)	the contractual terms of the security meet the ‘SPPI criterion’

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

e.	Securities that do not qualify for inclusion in HTM or AFS are classified under FVTPL. There is a separate sub-category called HFT within FVTPL. The HFT investments primarily include listed equity investments (except for equity investments designated as AFS investments) and debt securities acquired with an intent to sale.

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

f.	All investments (including debt and equity) in subsidiaries, associates and joint ventures are held at acquisition cost. Any premium or discount over/below the face value of fixed rate and floating rate/staggered securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively. The Bank and domestic subsidiaries (excluding insurance subsidiaries) assesses investments in subsidiaries, joint ventures and associates for any other than temporary diminution in value and appropriate provisions are made.

g.	Costs, including brokerage and commission pertaining to trading book investments paid at the time of acquisition and broken period interest (the amount of interest from the previous interest payment date till the date of purchase of instruments) on debt instruments, are charged to the profit and loss account.

h.	For the purpose of initial recognition and subsequent measurement investments are fair valued based on RBI guidelines. Securities are valued scrip-wise.

i.	Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

j.	The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the AFS and FVTPL categories is as per the rates published by FBIL and for unquoted corporate bonds, security level valuation (SLV) published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

k.	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

l.	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund. Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at Rs. 1, as per RBI guidelines.

m.	Investments in units of Venture Capital Funds (VCFs)/Alternative Investment Funds (AIFs) are categorised under FVTPL and are valued at the net asset value (NAV) declared by the VCFs/AIFs respectively. If the latest NAV is not available continuously for more than 18 months, the units of VCFs/AIFs are valued at Rs. 1, as per RBI guidelines.

n.	The units of Infrastructure Investment Trust (InvIT) are valued as per the quoted price available on the exchange.

o.	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank and domestic subsidiaries (excluding insurance subsidiaries) reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The Bank and domestic subsidiaries (excluding insurance subsidiaries) makes additional provisions on the security receipts based on the remaining period for the resolution period to end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided. The provision on the fully provided security receipts including receipts guaranteed by Government of India, is reversed through profit and loss account on actual receipts of recoveries or approval of claims, if any, by the Government of India.

p.	Impairment of on non-performing investments is made as per internal provisioning norms, subject to minimum provisioning requirements of RBI.

q.	Gain/loss on sale of investments except AFS equity investments is recognised in the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

The realised gain or loss on AFS equity investments is recognised in AFS reserve. Further, the profit from sale of HTM investments, investments in subsidiaries, joint ventures and associates and equity AFS investments, net of taxes and transfer to statutory reserve is appropriated to “Capital Reserve” in accordance with the RBI guidelines.

r.	The Bank and domestic subsidiaries (excluding insurance subsidiaries) undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market gain/loss is charged to profit and loss account as per RBI guidelines.

s.	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF)/Marginal Standing Facility (MSF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

ii)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘AFS’/‘Fair Value Through Other Comprehensive Income’ (FVOCI) category directly in AFS reserves. Further unrealised gain/loss on investment in ‘HFT’/‘Fair Value Through Profit and Loss’ (FVTPL) category is accounted directly in the profit and loss account. Investments in ‘HTM’/‘amortised cost’ category are carried at amortised cost.

iii)	In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (as amended from time to time), the Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 and various other circulars/notifications issued by the IRDAI and IFSC in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.	All debt securities including government securities and redeemable preference shares are considered as ‘held to maturity’ and stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares and equity exchange traded funds (ETF) are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE). Unlisted equity shares are stated at acquisition cost less impairment, if any. Equity shares lent under the Securities Lending and Borrowing scheme (SLB) continue to be recognised in the Balance Sheet as the Company retains all the associated risks and rewards of these securities. Non-traded and thinly traded equity shares are valued at last available price on NSE/BSE or the value derived using valuation principle of net worth per share, whichever is lower. Equity shares are classified as non-traded if the same is not quoted on NSE/BSE for preceding 30 days from the valuation date.

c.	Mutual fund units are valued based on the previous day’s net asset value.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ and ‘Liabilities on policies in force’ in the balance sheet for Shareholders’ fund and Policyholders’ fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a.	All debt securities including government securities, money market instruments, non-convertible and redeemable preference shares and excluding Additional Tier-1 perpetual bonds are considered as ‘held to maturity’ and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount over the holding/maturity period in accordance with income recognition policy.

b.	Additional Tier-1 perpetual bond investments are valued at fair value using market yield rates published by rating agency registered with the Securities and Exchange Board of India (SEBI).

c.	Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

d.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

e.	Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund investments and Additional Tier-1 perpetual bonds are taken to ‘Revenue and other reserves’ in the balance sheet for general insurance business.

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

The total proportion of investments other than linked investments, for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 20.49% of the total investments at March 31, 2026 (March 31, 2025: 22.66%).

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

In respect of non-retail loans reported as fraud to RBI, the entire amount is provided over a period not exceeding four quarters starting from the quarter in which fraud has been declared. In respect of non-retail loans which are classified as loss accounts, the entire amount is provided immediately. Also, in case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per RBI guidelines.

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

In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures with contractual maturity exceeding 180 days on a graded scale ranging from 0.25% to 25.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the Bank’s net funded exposure in respect of a country is less than 1% of its total assets, no provision is required on such country exposure.

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

ii)	In the case of the Bank’s UK subsidiary, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

iii)	The Bank’s Canadian subsidiary measures impairment loss on all financial assets using expected credit loss (ECL) model based on a three-stage approach. The ECL for financial assets that are not credit-impaired and for which there is no significant increase in credit risk since origination, is computed using 12-month probability of default (PD) and represents the lifetime cash shortfalls that will result if a default occurs in next 12 months. The ECL for financial assets, that are not credit-impaired but have experienced a significant increase in credit risk since origination, is computed using a lifetime PD, and represents lifetime cash shortfalls that will result if a default occurs during the expected life of financial assets. A financial asset is considered credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The allowance for credit losses for impaired financial assets is computed based on individual assessment of expected cash flows from such assets.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 2.67 % of the total loans at March 31, 2026 (March 31, 2025: 2.74%).

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

Fixed assets, other than premises of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are carried at cost less accumulated depreciation and impairment, if any. Premises of the Bank and domestic subsidiaries (excluding insurance subsidiaries) are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset.

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

The useful lives of the groups of fixed assets are given below.

Asset	Useful life
Premises	60 years
Lease assets and improvement to leasehold properties	60 years or lease period whichever is lower
ATMs[1,2]	5 - 8 years
Plant and Machinery[1] (including office equipment)	3 - 10 years
Electric installation and equipments	3 - 15 years
Computers	3 - 5 years
Servers and network equipment[1]	3 - 10 years
Furniture and fixtures[1]	5 - 10 years
Motor vehicles[1]	5 years
Others (including software)[1,3]	3 - 5 years

1.	The useful life of fixed assets is based on historical experience of the Group, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

2.	Cash acceptor machine

3.	Excludes software, which are procured based on licensing arrangements and depreciated over the period of license.

4.	Assets at residences of Bank’s employees are depreciated over the estimated useful life of 5 years.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are valued at the market value on a distress sale basis or value of loan, whichever is lower. Further, the Bank creates provision on these assets as per the extant RBI guidelines or specific RBI directions.

6.	Translation of foreign currency items

The consolidated financial statements of the Group are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign branches and offshore banking units are translated at quarterly average rates and foreign subsidiaries are translated at year to date average rate.

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

8.	Employee Stock Option Scheme (ESOS) and Employee Stock Unit Scheme (ESUS)

The following entities within the Group have granted stock options/units to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

•	ICICI Securities Limited (till FY2025)

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

For stock options granted prior to March 31, 2021, the Bank recognised cost of stock options granted under Employee Stock Option Scheme, using intrinsic value method. Under Intrinsic value method, options cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

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

Superannuation Fund and National Pension Scheme

The Bank has a superannuation fund, a defined contribution plan, which is administered by trustees and managed by insurance companies. The Bank contributes maximum 15.0% of the total annual basic salary for certain employees to superannuation funds. ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited and ICICI Investment Management Company Limited have accounted for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

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

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account. In accordance with paragraph 2A of AS 22, the Group has neither recognised nor disclosed deferred tax assets or liabilities in respect of Pillar Two income taxes.

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

In the case of life insurance business, the actuarial liabilities for life policies in force and policies where premiums are discontinued but a liability exists as at the valuation date, are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, as amended from time to time, and regulations notified by the Insurance Regulatory and Development Authority of India, relevant Guidance Notes and Actuarial Practice Standards of the Institute of Actuaries of India and regulations notified by International Financial Services Centres Authority for business sourced through ICICI Prudential Life Insurance Company Limited, IFSC Insurance Office (Gandhinagar).

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

Acquisition costs are those costs that vary with and are primarily related to the acquisition of new and renewal of insurance contracts and are expensed in the period in which they are incurred.

SCHEDULE 18: NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (AS) and Reserve Bank of India (RBI) guidelines.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Net profit/(loss) attributable to equity shareholders used in computation of Basic EPS	542,077.0	510,292.0
Less: Dilution impact of options granted by subsidiary and associate companies	(237.9)	(418.0)
Net profit/(loss) attributable to equity shareholders used in computation of Diluted EPS	541,839.1	509,874.0
Nominal value per share (Rs.)	2.00	2.00
Basic earnings per share (Rs.)	75.89	72.41
Effect of potential equity shares (Rs.)	(1.12)	(1.27)
Diluted earnings per share (Rs.)[1]	74.77	71.14
Reconciliation between weighted shares used in computation of basic and diluted earnings per share
Weighted average number of equity shares outstanding used in computation of Basic EPS	7,142,831,136	7,047,535,896
Add: Effect of potential equity shares	104,051,422	119,746,543
Weighted average number of equity shares outstanding used in computation of Diluted EPS	7,246,882,558	7,167,282,439

1.	The dilutive impact is due to options/units granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities, key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

Name of the entity	Nature of relationship
Arteria Technologies Private Limited	Associate
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[1]	Associate
India Advantage Fund III[2]	Associate
India Advantage Fund IV2	Associate
India Infradebt Limited	Associate
NIIT Institute of Finance, Banking and Insurance Training Limited[1]	Associate
Comm Trade Services Limited[3]	Other related entity
ICICI Foundation for Inclusive Growth	Other related entity
Cheryl Advisory Private Limited	Enterprises over which KMP/relatives of KMP have control/significant influence
FactoryOS Private Limited[4]	Enterprises over which KMP/relatives of KMP have control/significant influence
Chamunda Diamonds[5]	Enterprises over which KMP/relatives of KMP have control/significant influence
GENEZEN[6]	Enterprises over which KMP/relatives of KMP have control/significant influence
Procedium Strategy LLP[4]	Enterprises over which KMP/relatives of KMP have control/significant influence

1.	During Q1-2026, FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) and NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be related parties of the Bank.

2.	During Q2-2026, India Advantage Fund III & India Advantage Fund IV ceased to be related parties of the Bank.

3.	During Q1-2025, Comm Trade Services Limited ceased to be a related party of the Bank.

4.	From Q4-2025, Procedium Strategy LLP and FactoryOS Private Limited are considered as related parties of the Bank.

5.	From Q1-2025, Chamunda Diamonds is considered as a related party of the Bank.

6.	From Q1-2026, GENEZEN is considered as a related party of the Bank.

Key Management Personnel

Name of Key Management Personnel	Relative of Key Management Personnel
Mr. Sandeep Bakhshi	Ms. Aishwarya Shivam Bakhshi
Mr. Ashwin Pradhan
Ms. Esha Bakhshi
Ms. Minal Bakhshi
Ms. Mona Bakhshi
Ms. Radhika Bakhshi
Mr. Ritwik Thakurta
Mr. Sameer Bakhshi
Mr. Shivam Bakhshi
Mr. Sandeep Batra	Ms. Arushi Batra
Mr. Pranav Batra
Mr. Sarthak Shah
Ms. Veena Batra
Mr. Vivek Batra
Mr. Rakesh Jha	Ms. Aparna Ahuja
Ms. Apoorva Jha Bansal
Mr. Narendra Kumar Jha
Mr. Navin Ahuja
Late Ms. Pushpa Jha
Mr. Rajesh Jha
Mr. Sachchit Jha
Ms. Sanjali Jha
Mr. Sharad Bansal
Ms. Swati Jha
Mr. Ajay Gupta	Mr. Akhil Gupta
Mr. Aneesh Gupta
Ms. Aparna Gupta
Mr. Ashok Gupta
Ms. Madhu Gupta
Ms. Maitri Sanjay Thakker
Ms. Rita Agarwal
Ms. Shabnam Gupta
Ms. Shanti Gupta
Shyam Lall Gupta HUF
Mr. Vinay Gupta

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

		Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Interest income	427.4	645.4
Associates/others	425.7	643.4
Key management personnel	1.7	2.0
Income from services rendered	56.2	329.8
Associates/others	54.1	327.8
Key management personnel	2.0	1.9
Relatives of key management personnel	0.1	0.1
Dividend income	106.5	106.5
Associates/others	106.5	106.5
Income from shared services	13.6	27.1
Associates/others	13.6	27.1
Insurance premium received	28.2	25.8
Associates/others	21.6	19.9
Key management personnel	0.7	0.4
Relatives of key management personnel	5.9	5.5
Interest expense	89.6	115.4
Associates/others	48.6	83.9
Key management personnel	28.3	21.6
Relatives of key management personnel	12.7	9.9
Expenses for services received	345.5	1,193.4
Associates/others	345.5	1,193.4
Expenses for shared services and other payments	1.7	2.1
Key management personnel	1.7	2.1
Insurance claims, surrenders and annuities paid	25.6	4.3
Associates/others	25.0	3.7
Key management personnel	0.6	0.6
CSR expenses	11,371.7	9,093.9
Associates/others	11,371.7	9,093.9
Remuneration to wholetime directors[2]	382.6	365.1
Key management personnel	382.6	365.1
Value Of ESOPs Exercised	769.4	476.6
Key management personnel	769.4	476.6
Dividend paid	22.8	21.8
Associates/others	0.0	..

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Key management personnel	15.8	14.1
Relatives of key management personnel	7.0	7.7
Volume of fixed deposits accepted	1,744.4	17,281.1
Associates/others	1,091.9	16,881.7
Key management personnel	562.7	309.5
Relatives of key management personnel	89.8	89.9
Capital Infusion	17.5	5.8
Associates/others	17.5	5.8
Investments in the securities issued by related parties	18,670.2	27,497.3
Associates/others	18,670.2	27,497.3
Redemption/buyback of investments by related parties	2,842.1	328.2
Associates/others	2,842.1	328.2
Sale of Loan	3,569.1	..
Associates/others	3,569.1	..
Purchases of fixed assets	1.0	2.7
Associates/others	1.0	2.7
Forex/swaps/derivatives and forwards transactions entered (notional value)	72.5	763.7
Associates/others	72.5	763.7
Guarantees/letters of credit given by the Group during the period	2,014.7	140.3
Associates/others	2,014.7	140.3

1.	0.0 represents insignificant amount.

2.	Excludes the perquisite value on employee stock options exercised and includes performance bonus paid during the period.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

		Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Interest income
India Infradebt Limited	417.2	633.6
Income from services rendered
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	35.0	276.8

Rs. in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
India Infradebt Limited	14.1	50.0
Dividend income
India Infradebt Limited	106.5	106.5
Income from shared services
ICICI Foundation for Inclusive Growth	13.5	27.0
Insurance premium received
ICICI Foundation for Inclusive Growth	18.2	14.7
India Infradebt Limited	3.2	2.8
Aparna Gupta	5.0	5.0
Interest expense
Arteria Technologies Private Limited	44.9	20.7
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	0.1	29.3
ICICI Foundation for Inclusive Growth	0.4	18.3
NIIT Institute of Finance, Banking and Insurance Training Limited	3.2	15.6
Rakesh Jha	24.9	16.8
Expenses for services received
Arteria Technologies Private Limited	167.9	142.8
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	177.6	1,050.6
Expenses for shared services and other payments
Ajay Gupta	0.4	0.8
Rakesh Jha	0.5	0.6
Sandeep Batra	0.8	0.7
Insurance claims, surrenders and annuities paid
ICICI Foundation for Inclusive Growth	25.0	3.7
Sandeep Bakhshi	0.5	0.5
CSR expenses
ICICI Foundation for Inclusive Growth	11,371.7	9,093.9
Remuneration to wholetime directors
Ajay Gupta	87.6	79.7
Rakesh Jha	93.4	89.6
Sandeep Bakhshi	106.2	104.5
Sandeep Batra	95.4	91.3
Value of ESOPs exercised
Ajay Gupta	30.2	41.6
Rakesh Jha	214.8	99.8
Sandeep Bakhshi	284.6	213.8
Sandeep Batra	239.9	121.4

Rs. in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Dividend paid
Ajay Gupta	5.5	5.9
Rakesh Jha	0.6	0.6
Sandeep Bakhshi	3.3	4.1
Sandeep Batra	6.3	3.5
Shivam Bakhshi	2.7	4.1
Volume of fixed deposits accepted
Arteria Technologies Private Limited	1,059.9	412.8
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	..	16,255.0
Rakesh Jha	460.7	172.1
Capital Infusion
Arteria Technologies Private Limited	17.5	5.8
Investments in the securities issued by related parties
India Infradebt Limited	18,670.2	27,497.3
Redemption/buyback of investments by related parties
India Advantage Fund III	61.5	142.9
India Advantage Fund IV	80.6	185.3
India Infradebt Limited	2,700.0	..
Sale of Loan
India Infradebt Limited	3,569.1	..
Purchases of fixed assets
Arteria Technologies Private Limited	1.0	2.7
Forex/swaps/derivatives and forwards transactions entered (notional value)
Arteria Technologies Private Limited	72.5	116.4
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)	..	647.4
Guarantees/letters of credit given by the Group
ICICI Foundation for Inclusive Growth	2,013.1	140.3

1. 0.0 represents insignificant amount.

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the balances payable to/receivable from related parties.

Rs. in million

Particulars	At March 31, 2026	At March 31, 2025
Deposits accepted	4,443.4	2,068.4

Particulars	At March 31, 2026	At March 31, 2025
Associates/others	3,350.2	1,385.0
Key management personnel	879.9	496.5
Relatives of key management personnel	213.3	186.9
Investments of related parties in the Group	11.7	9.2
Associates/others	0.0	..
Key management personnel	5.4	2.9
Relatives of key management personnel	6.3	6.3
Payables	3,834.1	5,103.7
Associates/others	3,833.3	5,102.4
Key management personnel	0.2	0.2
Relatives of key management personnel	0.6	1.1
Investments of the Group	13,479.3	12,735.1
Associates/others	13,479.3	12,735.1
Advances by the Group	144.3	119.6
Associates/others	101.7	72.9
Key management personnel	40.0	45.4
Relatives of key management personnel	2.6	1.3
Receivables	198.2	221.0
Associates/others	198.2	221.0
Key management personnel	..	..
Relatives of key management personnel	..	0.0
Guarantees issued by the Group	2,013.1	197.7
Associates/others	2,013.1	197.7

1. 0.0 represents insignificant amount.

V.	Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balances payable to/receivable from related parties.

		Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025

Deposits accepted
Key management personnel	879.9	727.3
Relatives of key management personnel	243.4	197.1
Investments of related parties in the Group
Key management personnel	5.4	3.1
Relatives of key management personnel	6.3	6.3
Payables
Key management personnel	0.2	0.2
Relatives of key management personnel	1.0	1.5
Advances by the Group
Key management personnel	99.7	68.9
Relatives of key management personnel	3.7	6.9
Receivables
Key management personnel	0.1	0.1
Relatives of key management personnel	..	0.0

1.	Maximum balance of ‘Payables’, ‘Receivables’ and ‘Investments of related parties in the Group’ is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

2.	0.0 represents insignificant amount.

3.	Employee Stock Option Scheme (ESOS)/ Employees Stock Unit Scheme (ESUS)

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

Options granted after March 2014 vested in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and option granted in September 2015 which vested to the extent of 50% on April 30, 2018 and balance 50% vested on April 30, 2019.

Options granted prior to March 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant.

The exercise price of the Bank’s options, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options.

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

As per the Scheme of arrangement amongst ICICI Bank Limited, ICICI Securities Limited (ICICI Securities) and their respective Shareholders (“the Scheme”), the outstanding Employee Stock Options (Options) and/or Employee Stock Units (Units) as on March 24, 2025 (Record Date), granted by ICICI Securities Limited to the employees of ICICI Securities Limited and its subsidiaries under the ICICI Securities Limited Employees Stock Option Scheme 2017 and ICICI Securities Limited Employees Stock Unit Scheme 2022 stand cancelled. Fresh Options/Units have been granted by the Bank in line with the approved swap ratio and the fractional entitlements, if any, arising pursuant to the applicability of the swap ratio has been rounded off to the nearest higher integer. The exercise price for Options is adjusted after taking into account the effect of the Swap Ratio.

The weighted average fair value, based on Black-Scholes model, of options granted during the year ended March 31, 2026, was Rs. 424.14 (year ended March 31, 2025: Rs. 444.76) and of units granted during the year ended March 31, 2026, was Rs. 1,328.15 (year ended March 31, 2025: Rs. 1,120.43).

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Risk-free interest rate	5.84% to 6.16%	6.42% to 7.11%
Expected term	3.53 to 5.53 years	3.43 to 5.43 years
Expected volatility	19.70% to 31.13%	18.01% to 33.27%
Expected dividend yield	0.70% to 0.74%	0.65% to 0.83%

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of units granted.

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Risk-free interest rate	5.97% to 6.05%	6.42% to 7.09%
Expected term	1.58 to 3.58 years	1.58 to 3.58 years
Expected volatility	18.39% to 20.84%	16.49% to 24.72%
Expected dividend yield	0.74%	0.72% to 0.74%

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

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	169,866,927	484.94	198,731,466	411.26
Add: Granted during the year	12,833,970	1,356.42	15,964,860[1]	1,052.89
Less: Lapsed during the year, net of re-issuance	1,067,490	1,089.07	1,997,001	896.53
Less: Exercised during the year	36,361,312	374.10	42,832,398	335.58
Outstanding at the end of the year	145,272,095	585.24	169,866,927	484.94
Options exercisable	118,612,481	452.02	137,704,023	379.06

1.	FY2025 includes 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.

The following table sets forth, the summary of stock options outstanding at March 31, 2026.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	189,815	152.99	0.07
200-399	66,583,017	266.41	2.16
400-599	22,767,056	510.21	1.75
600-799	17,758,652	743.57	3.24
800-999	13,134,220	896.39	4.15
1000-1199	12,312,785	1,111.19	5.18
1200-1399	12,521,550	1,355.13	6.15
1400-1599	5,000	1,418.70	6.40

The following table sets forth, the summary of stock options outstanding at March 31, 2025.

Range of exercise price (Rs. per share)	Number of shares arising out ofoptions	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-199	1,188,860	157.91	0.76
200-399	88,958,357	269.18	2.81
400-599	31,580,712	491.68	2.41
600-799	21,218,869	743.79	4.26
800-999	13,937,234	896.55	5.14

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
1000-1200	12,982,895	1,111.98	6.18

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock unit plan.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	8,032,295	2.00	4,190,810	2.00
Add: Granted during the year	4,231,550	2.00	4,964,420[1]	2.00
Less: Lapsed during the year, net of re-issuance	488,308	2.00	371,263	2.00
Less: Exercised during the year	1,823,427	2.00	751,672	2.00
Outstanding at the end of the year	9,952,110	2.00	8,032,295	2.00
Units exercisable	1,357,105	2.00	560,656	2.00

1.	FY2025 includes 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme.

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.59 years (at March 31, 2025: 5.90 years).

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2026 was Rs. 1,392.29 (year ended March 31, 2025: Rs. 1,222.88).

ICICI Life:

ICICI Prudential Life Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	24,255,595	450.66	28,450,010	440.61
Add: Granted during the year	4,416,800	553.17	640,100	580.30
Less: Forfeited/lapsed during the year	465,130	518.46	183,430	498.94
Less: Exercised during the year	3,650,897	408.77	4,651,085	405.14
Outstanding at the end of the year	24,556,368	474.04	24,255,595	450.66
Options exercisable	17,446,258	456.59	17,009,763	436.70

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2026.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	2,707,415	379.43	0.30
400-499	12,555,753	438.52	3.15
500-599	9,239,700	549.19	4.63
600-699	53,500	618.73	2.88

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company Limited at March 31, 2025.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
300-399	4,355,285	379.57	1.25
400-499	14,483,010	436.29	4.09
500-599	5,363,800	545.49	4.37
600-699	53,500	618.73	3.88

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Prudential Life Insurance Company Limited’s stock unit plan.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	1,700,770	10.00	..	..
Add: Granted during the year	436,560	10.00	1,710,600	10.00
Less: Lapsed during the year, net of re-issuance	122,763	10.00	9,830	10.00
Less: Exercised during the year	349,748	10.00	..	..
Outstanding at the end of the year	1,664,819	10.00	1,700,770	10.00
Units exercisable	162,695	10.00	3,160	10.00

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.42 years (at March 31, 2025: 6.20 years).

ICICI General:

ICICI Lombard General Insurance Company Limited has formulated ESOS/ESUS for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	12,170,182	1,260.31	14,536,884	1,074.44
Add: Granted during the year	1,557,360	1,718.55	1,241,248	1,648.65
Less: Forfeited/lapsed during the year	311,143	1,281.06	574,248	1,318.47
Less: Exercised during the year	2,663,594	1,189.66	3,033,702	1,152.44
Outstanding at the end of the year	10,752,805	1,343.58	12,170,182	1,260.31
Options exercisable	2,726,996	1,299.46	3,198,284	1,281.98

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2026.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700-800	398,330	715.15	0.80
800-1100	409,155	1,086.85	0.50
1100-1200	2,538,670	1,104.10	4.10
1200-1300	1,006,385	1,235.15	1.10
1300-1400	2,201,258	1,363.10	3.10
1400-1500	1,530,419	1,417.15	2.00
1500-1600	40,000	1,589.70	2.40
1600-1700	1,111,228	1,643.95	4.97
1700-1800	1,517,360	1,718.55	6.10

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company Limited at March 31, 2025.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
700-800	682,320	715.15	2.10
800-1100	790,580	1,086.85	1.00
1100-1200	3,344,997	1,104.10	5.10
1200-1300	1,360,800	1,235.15	2.10
1300-1400	2,823,860	1,363.10	4.10
1400-1500	1,949,107	1,417.15	3.00
1500-1600	40,000	1,589.70	3.40
1600-1700	1,178,518	1,643.95	6.00

The following table sets forth, for the periods indicated, the summary of the status of the ICICI Lombard General Insurance Company Limited’s stock unit plan.

Rs. except number of units

Particulars	Stock units outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
Outstanding at the beginning of the year	579,491	10.00	..	..
Add: Granted during the year	787,080	10.00	603,624	10.00
Less: Lapsed during the year, net of re-issuance	148,028	10.00	24,133	10.00
Less: Exercised during the year	111,398	10.00	..	..
Outstanding at the end of the year	1,107,145	10.00	579,491	10.00
Units exercisable	173,442	10.00	..	..

At March 31, 2026, the weighted average remaining contractual life of stock units outstanding was 5.70 years (at March 31, 2025: 6.10 years).

ICICI Securities:

ICICI Securities Limited has formulated ESOS and ESUS 2022 for their employees.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Securities Limited.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of options	Weighted average exercise price (Rs. per share)	Number of options	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	..	..	6,060,085	462.58
Add: Granted during the year	..	..	1,507,800	712.35
Less: Forfeited/lapsed during the year	..	..	1,381,345	582.59
Less: Exercised during the year	..	..	1,768,340	428.72
Less: Cancelled during the year	..	..	4,418,200	523.81
Outstanding at the end of the year	..	..	..	..
Options exercisable	..	..	..	..

The following table sets forth, for the periods indicated, a summary of the status of the stock unit plan of ICICI Securities Limited.

Rs. except number of options

Particulars	Stock units outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of units	Weighted average exercise price (Rs. per share)	Number of units	Weighted average exercise price (Rs. per share)
Outstanding at the beginning of the year	..	..	708,220	5.00
Add: Granted during the year	..	..	505,660	5.00
Less: Lapsed during the year, net of re-issuance	..	..	165,582	5.00
Less: Exercised during the year	..	..	125,471	5.00
Less: Cancelled during the year	..	..	922,827	5.00

Particulars	Stock units outstanding
	Year ended March 31, 2026		Year ended March 31, 2025
	Number of units	Weighted average exercise price (Rs. per share)	Number of units	Weighted average exercise price (Rs. per share)
Outstanding at the end of the year	..	..	..	..
Units exercisable	..	..	..	..

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

4.                Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2026	At March 31, 2025
Adjusted gross block at March 31	58,126.6	51,219.2
Additions during the year	12,574.2	9,709.0
Deductions during the year	(729.4)	(2,801.6)
Gross block- closing	69,971.4	58,126.6
Depreciation to date	(50,273.8)	(41,972.4)
Net block	19,697.6	16,154.2

5.                Assets on lease

5.1       Assets taken under operating lease

Operating leases primarily comprise office premises which are renewable at the option of the Group.

(i) The following table sets forth, for the periods indicated, the details of liability for premises taken on non-cancellable operating leases.

Rs. in million

Particulars	At March 31, 2026	At March 31, 2025
Not later than one year	1,301.1	1,522.2
Later than one year and not later than five years	902.8	2,643.5
Later than five years	49.5	2,130.2
Total	2,253.4	6,295.9

(ii) Total of non-cancellable lease payments recognised in the profit and loss account for the year ended March 31, 2026 is Rs. 1,905.1 million (year ended March 31, 2025 Rs. 1,651.5 million).

5.2       Assets taken under finance lease

The following table sets forth, for the periods indicated, the details of assets taken on finance leases.

Rs. in million
Particulars	At March 31, 2026	At March 31, 2025
A. Total minimum lease payments outstanding
Not later than one year	513.0	318.8
Later than one year and not later than five years	1,631.4	884.8
Later than five years	599.2	354.3
Total	2,743.6	1,557.9
B. Interest cost payable
Not later than one year	172.7	88.3
Later than one year and not later than five years	416.0	189.9

Later than five years	42.0	26.8
Total	630.7	305.0
C. Present value of minimum lease payments payable (A-B)
Not later than one year	340.3	230.5
Later than one year and not later than five years	1,215.4	694.9
Later than five years	557.2	327.5
Total	2,112.9	1,252.9

6.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Provision for depreciation/ (appreciation) of investments	(6,059.6)	8,001.1
Provision towards non-performing and other assets[1]	62,768.2	41,272.5
Provision towards income tax
a) Current[2]	187,095.7	174,971.7
b) Deferred	6,743.6	9,376.6
Other provisions and contingencies[3,4]	(320.2)	(215.8)
Total provisions and contingencies	250,227.7	233,405.9

1.	Includes provision of the Group towards NPA amounting to Rs. 53,429.1 million (March 31, 2025: Rs. 43,800.0 million).

2.	The current tax expense in respect of Pillar 2 income taxes for the year ended March 31, 2026 is Rs. 1,091.8 million.

3.	No contingency provision was made by the Bank during the year ended March 31, 2026 (March 31, 2025: Nil).

4.	Includes general provision made towards standard assets, provision made on fixed assets acquired under debt-asset swap and non-fund based facilities.

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

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	19,366.5	17,919.9
Service cost	73.0	82.1
Interest cost	1,253.3	1,268.1
Actuarial (gain)/loss	(1,578.1)	1,371.2
Past service cost	..	..
Liabilities extinguished on settlement	(1,050.9)	(1,225.9)
Benefits paid	(37.9)	(48.9)
Obligations at the end of year	18,025.9	19,366.5

Opening plan assets, at fair value	18,429.9	17,921.5
Expected return on plan assets	1,363.5	1,329.9
Actuarial gain/(loss)	(705.3)	273.7
Assets distributed on settlement	(1,236.3)	(1,442.2)
Contributions	1,310.6	395.9
Benefits paid	(37.9)	(48.9)
Closing plan assets, at fair value	19,124.5	18,429.9

Fair value of plan assets at the end of the year	19,124.5	18,429.9
Present value of the defined benefit obligations at the end of the year	(18,025.9)	(19,366.5)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	(276.4)	..
Asset/(liability)	822.2	(936.6)

Cost[2]
Service cost	73.0	82.1
Interest cost	1,253.3	1,268.1
Expected return on plan assets	(1,363.5)	(1,329.9)
Actuarial (gain)/loss	(872.8)	1,097.5
Past service cost	..	..
Curtailments & settlements (gain)/loss	185.4	216.3
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	276.4	..
Net cost	(448.2)	1,334.1

Actual return on plan assets	658.2	1,603.6
Expected employer’s contribution next year	400.0	400.0

Investment details of plan assets

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Government of India securities	45.75%	44.20%
Corporate bonds	38.65%	42.10%
Equity securities in listed companies	9.95%	10.05%
Others	5.65%	3.65%

Assumptions
Discount rate	7.15%	6.60%
Salary escalation rate:
On Basic pay	1.50%	1.50%
On Dearness relief	8.00%	8.00%
Estimated rate of return on plan assets	7.50%	7.50%

1.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	19,124.5	18,429.9	17,921.5	18,190.2	19,843.3
Defined benefit obligations	(18,025.9)	(19,366.5)	(17,919.9)	(18,429.1)	(18,661.0)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(276.4)	..	..	..	(401.9)
Surplus/(deficit)	822.2	(936.6)	1.6	(238.9)	780.4
Experience adjustment on plan assets	(705.3)	273.7	439.5	(682.0)	(331.9)
Experience adjustment on plan liabilities	(421.2)	(56.5)	(227.0)	805.8	809.0

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	27,821.3	23,420.9

Rs. in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Add: Adjustment for exchange fluctuation on opening obligation	14.5	3.6
Adjusted obligations	27,835.8	23,424.5
Service cost	3,232.3	2,419.6
Interest cost	2,039.5	1,732.8
Actuarial (gain)/loss	895.2	2,142.7
Past service cost	3,047.0	0.0
Liability transferred from/to other companies	26.4	(0.1)
Benefits paid	(2,169.7)	(1,898.2)
Obligations at the end of the year	34,906.5	27,821.3

Opening plan assets, at fair value	26,091.7	22,948.5
Expected return on plan assets	1,923.7	1,641.3
Actuarial gain/(loss)	(1,418.9)	639.6
Contributions	6,448.2	2,686.1
Assets transferred from/to other companies	26.9	1.3
Benefits paid	(2,111.7)	(1,825.1)
Closing plan assets, at fair value	30,959.9	26,091.7

Fair value of plan assets at the end of the year	30,959.9	26,091.7
Present value of the defined benefit obligations at the end of the year	(34,906.5)	(27,821.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Unrecognised Past Service Cost	1,331.8	..
Asset/(liability)	(2,614.7)	(1,729.6)

Cost[1]
Service cost	3,232.3	2,419.6
Interest cost	2,039.5	1,732.8
Expected return on plan assets	(1,923.7)	(1,641.3)
Actuarial (gain)/loss	2,314.1	1,503.2
Past service cost	1,751.1	0.0
Exchange fluctuation loss/(gain)	14.5	3.6
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	7,391.8	4,017.9

Actual return on plan assets	504.8	2,280.9
Expected employer’s contribution next year	4,692.5	2,010.9

Rs. in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Investment details of plan assets
Insurer managed funds	22.37%	22.06%
Government of India securities	24.68%	30.22%
Corporate bonds	39.48%	33.34%
Equity	12.50%	13.26%
Others	0.97%	1.13%

Assumptions
Discount rate	6.15%-7.75%	6.55%-6.92%
Salary escalation rate	5.69%-10.00%	5.92%-10.00%
Estimated rate of return on plan assets	7.00%-8.00%	7.00%-7.50%

1.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	30,959.9	26,091.7	22,948.5	17,061.6	16,738.3
Defined benefit obligations	(34,906.5)	(27,821.3)	(23,420.9)	(18,896.8)	(16,895.1)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(3,946.6)	(1,729.6)	(472.4)	(1,835.2)	(156.8)
Experience adjustment on plan assets	(1,418.9)	639.6	870.5	(577.3)	(33.1)
Experience adjustment on plan liabilities	1,626.6	960.4	1,211.4	869.4	464.7

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has made provision of Rs. 1,927.7 million for the year ended March 31, 2026 towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation (year ended March 31, 2025: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Opening obligations	75,020.6	65,020.0
Service cost	3,841.4	3,585.7
Interest cost	5,065.1	4,817.0
Actuarial (gain)/loss	919.7	1,313.5
Employees contribution	6,070.4	5,946.7
Liability transferred from/to other companies	738.1	991.8
Benefits paid	(7,075.3)	(6,654.1)
Obligations at end of the year	84,580.0	75,020.6

Opening plan assets, at fair value	76,883.3	66,637.2
Expected return on plan assets	5,914.1	5,326.4
Actuarial gain/(loss)	(3,403.5)	1,049.7
Employer contributions	3,841.4	3,585.7
Employees contributions	6,070.4	5,946.7
Assets transfer from/to other companies	738.1	991.7
Benefits paid	(7,075.3)	(6,654.1)
Closing plan assets, at fair value	82,968.5	76,883.3

Plan assets at the end of the year	82,968.5	76,883.3
Present value of the defined benefit obligations at the end of the year	(84,580.0)	(75,020.6)
Amount not recognised as an asset (Limit in para 59(b) of AS 15 on ‘employee benefits’)[1]	(316.2)	(1,862.7)
Asset/(liability)	(1,927.7)	..

Cost[2]
Service cost	3,841.4	3,585.7
Interest cost	5,065.1	4,817.0
Expected return on plan assets	(5,914.1)	(5,326.4)
Actuarial (gain)/loss	4,323.3	263.9
Effect of limit in para 59(b)[1]	(1,546.5)	245.5
Net cost	5,769.2	3,585.7

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025

Actual return on plan assets	2,510.6	6,376.1
Expected employer's contribution next year	4,146.8	3,870.9

Investment details of plan assets
Government of India securities	56.20%	55.94%
Corporate Bonds	31.85%	32.23%
Special deposit scheme	0.65%	0.70%
Others	11.30%	11.13%

Assumptions
Discount rate	6.40%-7.20%	6.55%-6.60%
Expected rate of return on assets	6.85%-7.70%	7.64%-7.78%
Discount rate for the remaining term to maturity of investments	7.19%-7.35%	6.70%-6.85%
Average historic yield on the investment	7.69%-7.80%	7.74%-8.08%
Guaranteed rate of return	8.25%	8.25%

1.	Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by the Institute of Actuaries of India on February 16, 2022, plan assets held by the PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

2.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

Experience adjustment

Rs. in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
Fair value of plan assets	82,968.5	76,883.3	66,637.2	56,128.1	50,656.3
Defined benefit obligations	(84,580.0)	(75,020.6)	(65,020.0)	(55,367.7)	(49,411.5)
Amount not recognised as an asset (limit in para 59(b) AS 15 on ‘employee benefits’)[1]	(316.2)	(1,862.7)	(1,617.2)	(760.4)	(1,244.8)
Surplus/(deficit)	(1,927.7)	..	..	..	..
Experience adjustment on plan assets	(3,403.5)	1,049.7	1,400.7	(432.8)	415.1
Experience adjustment on plan liabilities	367.3	465.2	445.6	753.2	(684.8)

1. Pursuant to revised Guidance Note 29 on “Valuation of Interest Rate Guarantees on Exempt Provident Funds under AS 15 (Revised)” issued by ‘Institute of Actuaries of India on February 16, 2022, plan assets held by PF Trust have been fair valued. The amount represents the fair value gain on plan assets.

The Group has contributed Rs. 7,256.4 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2026 (year ended March 31, 2025: Rs. 7,288.0 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 392.4 million for the year ended March 31, 2026 (year ended March 31, 2025: Rs. 374.0 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 802.2 million for the year ended March 31, 2026 (year ended March 31, 2025: Rs. 606.3 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, movement in provision for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Total actuarial liability	7,290.8	6,560.0
Cost[1]	2,057.0	2,433.3
Assumptions
Discount rate	6.15%-7.75%	6.50%-6.92%
Salary escalation rate	5.69%-10.00%	5.92%-10.00%

1.	Included in line item ‘Payments to and provision for employees’ of Schedule- 16 Operating expenses.

9.       Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2026 amounted to Rs. 193,839.3 million (year ended March 31, 2025: Rs. 184,348.3 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all transactions with international related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2026, the Group has recorded net deferred tax asset of Rs. 42,621.3 million (March 31, 2025: Rs. 48,410.0 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million
Particulars	At March 31, 2026	At March 31, 2025
Deferred tax assets
Provision for bad and doubtful debts	94,065.3	94,353.2
Provision for operating expenses	4,141.4	3,451.7
Provision/MTM on investment	4,658.7	4,453.4
Provision for expense allowed on payment basis	5,323.5	5,150.5
Unexpired risk reserve	84.5	548.7
Foreign currency translation reserve[1]	2,928.9	542.8
Others[2]	2,401.3	1,710.7
Total deferred tax assets	113,603.6	110,211.0
Deferred tax liabilities
Special reserve deduction	61,931.7	53,457.4
Provision/MTM on investment	1,587.5	1,470.0
Depreciation on fixed assets	6,379.6	5,889.5
Interest on refund of taxes[1]	695.1	625.0
Others	388.4	359.1
Total deferred tax liabilities	70,982.3	61,801.0
Total net deferred tax assets/(liabilities)	42,621.3	48,410.0

1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

2.	Includes deferred tax assets created primarily on operating loss, lease rentals and interest on credit impaired loans.

3.	Deferred tax liability was created by the Bank and domestic subsidiaries (excluding insurance subsidiaries) created on change in fair value of investments on account of implementation of the Master Direction – Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Direction), 2023. The deferred tax liability on account of transition gain was accounted through reserves.

11. Information about business and geographical segments

A.     Business Segments

The Bank prepares consolidated financial statements in accordance with the Reserve Bank of India (RBI) Master Direction on Financial Statements - Presentation and Disclosures and Accounting Standards as prescribed by ICAI. The consolidated segmental report includes the performance of defined segments of ICICI Bank, subsidiaries and associates.

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures as per RBI guidelines. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury primarily includes the entire investment and derivative portfolio of the Bank.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

vii.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Pension Fund Management Limited and I-Process Services (India) Limited.

viii.	Unallocated includes items such as tax paid in advance net of provision, deferred tax and provisions to the extent reckoned at the entity level.

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

The results of reported segments for the year ended March 31, 2026 are not comparable with that of reported segments for the year ended March 31, 2025 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2026.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	1,623,942.0	878,472.8	1,384,303.6	75,167.3	654,720.5	288,906.1	199,701.3	(1,984,030.0)	3,121,183.6
2	Segment results[1]	232,442.3	244,889.8	172,509.4	17,027.3	18,076.8	36,589.7	83,784.2	(34,746.2)	770,573.3
3	Unallocated expenses									..
4	Share of profit from associates									2,628.5
5	Operating profit (2) – (3)+(4)[1]									773,201.8
6	Income tax expenses (net)/(net deferred tax credit)									193,839.3
7	Net profit[2] (5) – (6)									579,362.5
	Other information
8	Segment assets	8,788,482.7	6,785,744.2	7,624,787.6	1,107,160.7	3,189,653.2	755,151.3	1,035,258.2	(183,879.5)	29,102,358.4
9	Unallocated assets									42,621.3
10	Total assets (8) + (9)									29,144,979.7
11	Segment liabilities	12,203,393.4	6,447,058.5	4,858,434.9[3]	680,960.2[3]	3,197,520.4[3]	761,109.1[3]	1,036,918.9[3]	(183,879.5) [3]	29,001,515.9
12	Unallocated liabilities									143,463.8
13	Total liabilities (11) + (12)									29,144,979.7
14	Capital expenditure	24,108.9	10,700.8	1,430.8	1,202.0	1,929.5	2,624.9	6,217.9	..	48,214.8
15	Depreciation	16,336.2	7,210.4	1,005.8	711.8	1,444.9	1,647.0	2,270.3	(16.4)	30,610.0

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2025.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	1,561,846.8	824,362.1	1,350,423.1	75,083.2	602,242.4	256,510.9	188,326.5	(1,912,925.6)	2,945,869.4
2	Segment results[1]	216,210.4	215,646.3	187,503.2	14,511.9	13,364.3	33,212.9	74,230.8	(26,144.3)	728,535.5
3	Unallocated expenses									..
4	Share of profit from associates									1,506.6
5	Operating profit (2) – (3)+(4)[1]									730,042.1
6	Income tax expenses (net)/(net deferred tax credit)									184,348.3
7	Net profit[2] (5) – (6)									545,693.8
	Other information
8	Segment assets	7,929,301.9	5,482,698.2	7,227,332.6	1,025,594.7	3,140,885.4	685,617.4	1,029,682.0	(154,037.2)	26,367,075.0
9	Unallocated assets									55,339.1
10	Total assets (8) + (9)									26,422,414.1
11	Segment liabilities	11,119,662.2	5,559,973.9	4,306,765.4[3]	595,655.2[3]	3,142,401.4[3]	690,202.5[3]	1,030,790.7[3]	(154,037.2)[3]	26,291,414.1
12	Unallocated liabilities									131,000.0
13	Total liabilities (11) + (12)									26,422,414.1
14	Capital expenditure	27,062.6	11,779.3	2,054.9	2,449.5	2,808.5	2,631.7	4,057.8	..	52,844.3
15	Depreciation	14,068.8	5,983.3	1,005.0	672.2	1,333.8	1,244.1	1,982.4	(16.4)	26,273.2

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

B.   Geographical segments

The Group reports its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2026	Year ended March 31, 2025
Domestic operations[1]	3,048,239.1	2,869,925.8
Foreign operations	75,573.0	77,450.2
Total	3,123,812.1	2,947,376.0

1.	Includes share of profit from associates of Rs. 2,628.5 million (March 31, 2025: Rs. 1,506.6 million).

Rs. in million

Assets	At March 31, 2026	At March 31, 2025
Domestic operations	27,413,668.0	24,976,014.2
Foreign operations	1,688,690.4	1,391,060.8
Total	29,102,358.4	26,367,075.0

1.	Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

Particulars	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2026	Year ended March 31, 2025	Year ended March 31, 2026	Year ended March 31, 2025
Domestic operations	47,084.4	51,073.8	30,152.1	25,953.4
Foreign operations	1,130.4	1,770.5	457.9	319.8
Total	48,214.8	52,844.3	30,610.0	26,273.2

12.    Penalties/fines imposed by banking regulatory bodies

During the year ended March 31, 2026, RBI imposed a penalty of Rs. 9.8 million on April 29, 2025 for non-compliance with certain directions issued by RBI on ‘Cyber Security Framework in Banks’, ‘Know Your Customer (KYC)’, and ‘Credit Card and Debit Card – Issuance and Conduct, during statutory inspection for supervisory evaluation (ISE 2023) of the Bank and Rs. 7.5 million on August 7, 2025 for non-compliance with certain directions issued by RBI on ‘Valuation of Properties - Empanelment of Valuers’ and ‘Opening of Current Accounts by Banks – Need for discipline. During the year ended March 31, 2025, RBI imposed a penalty of Rs. 10.0 million on May 27, 2024 based on the deficiency observed in regulatory compliance with the Banking Regulation Act, during statutory inspection for supervisory evaluation (ISE 2022) of the Bank.

There was no penalty imposed by overseas banking regulatory bodies during year ended March 31, 2026 (year ended March 31, 2025: Rs. 3.4 million).

13.    Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2026 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	92.9%	3,373,714.2	92.5%	501,466.4

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.6%	21,574.4	0.8%	4,472.0
ICICI Securities Limited	1.7%	61,777.0	3.1%	16,981.2
ICICI Home Finance Company Limited	1.4%	49,120.8	1.2%	6,611.9
ICICI Trusteeship Services Limited	0.0%	13.3	0.0%	1.9
ICICI Investment Management Company Limited	0.0%	440.7	0.0%	53.6
ICICI Venture Funds Management Company Limited	0.1%	2,391.6	0.3%	1,487.7
ICICI Prudential Life Insurance Company Limited	3.8%	136,294.7	3.0%	16,003.9
ICICI Lombard General Insurance Company Limited	4.4%	160,714.2	5.1%	27,719.8
ICICI Prudential Trust Limited	0.0%	28.9	0.0%	11.2
ICICI Prudential Asset Management Company Limited	1.2%	42,218.7	6.1%	32,986.0

Rs. in million

Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Pension Fund Management Limited	0.0%	730.6	(0.0) %	(94.2)
I-Process Services (India) Limited	0.0%	996.0	0.0%	109.6
Foreign
ICICI Bank UK PLC	0.9%	33,930.3	0.4%	2,232.1
ICICI Bank Canada	0.9%	33,317.7	0.3%	1,533.6
ICICI International Limited	0.0%	251.8	0.0%	55.9
ICICI Securities Holdings Inc.	0.0%	133.3	0.0%	2.5
ICICI Securities Inc.	0.0%	519.6	0.0%	81.4

Other consolidated entities
Indian
ICICI Strategic Investments Fund[3]	..	..	0.0%	55.1
Foreign
NIL	..	..	..	..

Minority Interests	(4.5)%	(165,109.8)	(6.9)%	(37,285.5)

Associates
Indian
NIIT Institute of Finance Banking and Insurance Training Limited[4]	..	..	0.0%	0.0
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[5]	..	..	0.0%	0.0
India Infradebt Limited	..	..	0.5%	2,598.2
India Advantage Fund III[6]	..	..	0.0%	0.5
India Advantage Fund IV6	..	..	0.0%	0.9
Arteria Technologies Private Limited	..	..	0.0%	28.8
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(3.4)%	(122,453.6)	(6.4)%	(35,037.5)

TOTAL	100.0%	3,630,604.2	100.0%	542,077.0

1.	0.0 represents insignificant amount.

2.	Total assets minus total liabilities.

3.	On March 25, 2026, ICICI Strategic Investments Fund redeemed all its unit capital and ceased to be consolidated as per Accounting Standard 21.

4.	On June 11, 2025, NIIT Institute of Finance, Banking and Insurance Training Limited ceased to be associates of the Bank.

5.	On April 17, 2025, FISERV Merchant Solutions Private Limited cease to be associates of the Bank.

6.	On July 03, 2025, India Advantage Fund-III and India Advantage Fund-IV cease to be associates of the Bank.

Additional information to consolidated accounts at March 31, 2025 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million
Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	93.0%	2,920,763.0	92.5%	472,269.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.6%	20,399.9	1.0%	5,348.6
ICICI Securities Limited[3]	1.7%	53,146.4	3.4%	17,492.6
ICICI Home Finance Company Limited	1.2%	38,210.6	1.1%	5,564.8
ICICI Trusteeship Services Limited	0.0%	11.4	0.0%	1.7
ICICI Investment Management Company Limited	0.0%	187.1	0.0%	57.7
ICICI Venture Funds Management Company Limited	0.1%	2,484.0	0.0%	150.5
ICICI Prudential Life Insurance Company Limited	3.8%	119,413.1	2.3%	11,890.6
ICICI Lombard General Insurance Company Limited	4.8%	149,838.1	4.9%	25,082.6
ICICI Prudential Trust Limited	0.0%	25.2	0.0%	9.1
ICICI Prudential Asset Management Company Limited	1.1%	35,315.8	5.2%	26,482.5
ICICI Pension Fund Management Limited	0.0%	524.8	(0.0%)	(35.5)
I-Process Services (India) Limited	0.0%	886.4	0.1%	266.7
Foreign
ICICI Bank UK PLC	1.0%	30,082.3	0.4%	2,269.0
ICICI Bank Canada	0.9%	28,951.6	0.9%	4,351.9
ICICI International Limited	0.0%	172.9	0.0%	38.7
ICICI Securities Holdings Inc.	0.0%	130.8	(0.0%)	(1.1)
ICICI Securities Inc.	0.0%	434.4	0.0%	32.4

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%	103.3	0.0%	34.0
Foreign

Rs. in million

Name of the entity	Net assets[2]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
NIL	..	..	..	..

Minority Interests	(4.7%)	(148,367.4)	(6.9%)	(35,401.8)

Associates
Indian
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%	21.3
FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited)[4]	..	..	(0.2%)	(813.0)
India Infradebt Limited	..	..	0.4%	2,194.6
India Advantage Fund III	..	..	0.0%	66.1
India Advantage Fund IV	..	..	0.0%	7.7
Arteria Technologies Private Limited	..	..	0.0%	29.9
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(3.5%)	(113,654.4)	(5.1%)	(27,119.7)

TOTAL	100.0%	3,139,059.1	100.0%	510,292.0

1.	0.0 represents insignificant amount.

2.	Total assets minus total liabilities.

3.	On March 24, 2025, ICICI Securities Limited became a wholly-owned subsidiary of the Bank.

4.	The Bank has executed a share purchase agreement for sale of its entire stake in equity shares of FISERV Merchant Solutions Private Limited (erstwhile ICICI Merchant Services Private Limited) on March 29, 2025. The share transfer was not completed by March 31, 2025.

14.    Revaluation of fixed assets

The Bank and its domestic subsidiaries (excluding insurance subsidiaries follows the revaluation model for their premises (land and buildings) other than improvements to leasehold property as per AS 10 – ‘Property, Plant and Equipment’. In accordance with the policy, annual revaluation is carried out through external valuers, using methodologies such as direct sales comparison method and income capitalisation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2026 was Rs. 65,961.8 million (March 31, 2025: Rs. 61,442.7 million) as compared to the historical cost less accumulated depreciation of Rs. 26,360.6 million (March 31, 2025: Rs. 23,647.6 million).

The revaluation reserve is not available for distribution of dividend.

15.    Proposed dividend on equity shares

The Board of Directors at its meeting held on April 18, 2026 has recommended a dividend of Rs. 12 per equity share for the year ended March 31, 2026 (year ended March 31, 2025: Rs. 11 per equity share). The declaration and payment of dividend is subject to requisite approvals.

16.    Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DOR.ACC.REC.No.74/21.04.018/2022-23 dated October 11, 2022, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 5% of the reported net profits before provisions and contingencies or (b) the additional gross NPAs identified by RBI exceed 5% of the published incremental gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2025 and for the year ended March 31, 2024.

17.    Disclosure on lending and borrowing activities

The Bank and its subsidiaries, as part of its normal banking business, grant loans and advances, makes investment, provides guarantees to and accept deposits and borrowings from its customers, other entities and persons. These transactions are part of Bank’s normal banking business, which is conducted ensuring adherence to all regulatory requirements

Other than the transactions described above, no funds have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Bank and its subsidiaries incorporated in India to or in any other persons or entities, including foreign entities (“Intermediaries”) with the understanding, whether recorded in writing or otherwise, that the Intermediary shall lend or invest in party identified by or on behalf of the Bank and its subsidiaries incorporated in India (Ultimate Beneficiaries). The Bank and its subsidiaries incorporated in India have also not received any fund from any parties (Funding Party) with the understanding that the Bank and its subsidiaries incorporated in India shall whether, directly or indirectly lend or invest in other persons or entities identified by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

18.    Goodwill on consolidation

At March 31, 2026, the Bank has recognised goodwill on consolidation of subsidiaries of Rs. 105,500.5 million (net-off capital reserve of Rs. 358.5 million); March 31, 2025: Rs. 84,594.3 million (net-off capital reserve of Rs. 358.5 million)

19.    Changes in group structure

I.	Acquisition of additional stake in ICICI Lombard General Insurance Company Limited

During Q1-2025, the Bank through stock exchange mechanism had acquired the additional stake in ICICI Lombard General Insurance Company Limited (ICICI General) in multiple tranches, resulting into increase in shareholding by 0.54%. Accordingly, additional goodwill of Rs. 4,360.2 million was recognised on purchase of additional stake in ICICI Lombard General Insurance Company Limited.

II.	De-listing of ICICI Securities Company Limited

The Board of Directors of the Bank on June 29, 2023 approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited. As per the Scheme of Arrangement amongst ICICI Securities Limited, ICICI Bank Limited and their respective shareholders (the Scheme’), ICICI Securities Limited has been delisted from stock exchanges on March 24, 2025 and became a wholly-owned subsidiary of the Bank. The Bank issued 56,008,117 equity shares of the Bank of face value ₹ 2 each in accordance with the Scheme to the public shareholders of ICICI Securities Limited. The Bank recognised a securities premium of Rs. 68,876.0 million based on the market price of equity shares of the Bank on effective date of the Scheme. Further, the Bank recognised a goodwill of Rs. 55,492.5 million in consolidated financial statements at March 31, 2025 on account of acquisition of additional stake in ICICI Securities Limited.

III.	Acquisition of additional Stake in ICICI Prudential Asset Management Company Limited

On December 09, 2025, the Bank has acquired 2.0% additional equity stake in the ICICI Prudential Asset Management Company Limited. Accordingly, additional goodwill of Rs. 20,632.8 million was recognised on purchase of additional stake in ICICI Prudential Asset Management Company Limited.

IV.	Acquisition of additional stake in ICICI Pension Fund Management Limited

The Bank has executed the share purchase agreement with ICICI Prudential Life Insurance Company Limited on January 12, 2026 and consequently, the Bank holds 100.0% shareholding in ICICI Pension Fund Management Limited and it become a wholly-owned subsidiary of the Bank. Accordingly, goodwill of Rs. 631.9 million was recognised on purchase of stake in ICICI Pension Fund Management Limited.

V.	Redemption of units in ICICI Strategic Investments Fund

On March 25, 2026, ICICI Strategic Investments Fund redeemed all its unit capital and ceased to be consolidated as per Accounting Standard 21.

VI.	Associates

•	On March 29, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of FISERV Merchant Solutions Private Limited. On April 17, 2025, the share transfer was completed and it ceased to be an associate of the Bank.

•	On June 11, 2025, the Bank executed a share purchase agreement for sale of its entire shareholding in the equity shares of NIIT Institute of Finance Banking and Insurance Training Limited, consequent to which the share transfer was completed and it ceased to be an associate of the Bank.

•	On July 03, 2025, all unit capital in India Advantage Fund-III (IAF-III) and India Advantage Fund-IV (IAF-IV) held by the Bank and subsidiaries had been redeemed and ceased to be associates of the Bank.

20.     Business Transfer Agreement between ICICI Venture Funds Management Company Limited and ICICI Prudential Asset Management Company Limited

The ICICI Prudential Asset Management Company Limited has entered into a Business Transfer Agreement (“BTA”) dated September 22, 2025 with ICICI Venture Funds Management Company Limited, inter alia, for the sale and transfer of the investment management rights relating to identified Category II Alternative Investment Funds from ICICI Venture Funds Management Company Limited to ICICI Prudential Asset Management Company Limited. The Parties have received the requisite approval from the Competition Commission of India vide its letter dated November 25, 2025 and the Securities and Exchange Board of India vide its letter dated March 02, 2026 in relation to the BTA. Pursuant to receipt of regulatory approval requisite agreements in this regard have been executed by the ICICI Prudential Asset Management Company Limited. Accordingly, upon successful closing of the transaction contemplated under the BTA, the ICICI Prudential Asset Management Company Limited, inter alia, providing investment management services to the identified funds with effect from April 1, 2026.

21.    Additional disclosures

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

22.     Comparative figures

The consolidated financial statements for the year ended March 31, 2026 are not comparable with the previous year to the extent new entities have been consolidated, entities discontinued from consolidation and change in ownership interest.

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

Foreign currency translation reserve: Represents cumulative exchange differences arising from translation of financial statements of non-integral foreign operations. Foreign currency translation reserve also includes translation differences on the already repatriated retained earnings of non-integral foreign operations which are not recognized in profit and loss account in accordance with RBI guidelines. As per RBI guidelines, such translation differences on already repatriated retained earnings can only be recognized in profit and loss account on closure of the non-integral operations.

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

The following table sets forth, the residual contractual maturities of time deposits at March 31, 2026.

Rupees in million

Deposits maturing during the year ending March 31,
2027	7,333,600.0
2028	2,403,281.2
2029	726,402.8
2030	130,874.6
2031	108,249.7
Thereafter	86,296.5
Total time deposits	10,788,704.8

Total uninsured time deposits at March 31, 2026 were Rs. 9,713,937.0 million and at March 31, 2025 were Rs. 8,596,700.7 million.

3.    Long-term debt

Long-term debt represents debt with an original contractual maturity of greater than one year. Maturity distribution is based on residual contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. A portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the Secured Overnight Financing Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

The following table sets forth, a listing of long-term debt at March 31, 2026, by maturity and interest rate profile.

			Rupees in million
	Fixed rate obligations	Floating rate obligations	Total
Long-term debt maturing during the year ending March 31,
2027	243,510.7	40,050.6	283,561.3
2028	205,150.1	46,793.2	251,943.3
2029	224,687.5	30,298.5	254,986.0
2030	113,429.4	12,108.5	125,537.9
2031	37,603.2	9,725.3	47,328.5
Thereafter	264,789.3	11,225.7	276,015.0
Total	1,089,170.2	150,201.8	1,239,372.0
Less: Unamortized debt issue costs	(508.5)	(106.9)	(615.4)
Total	1,088,661.7	150,094.9	1,238,756.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

	Rupees in million
Category	At March 31, 2026
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	609,156.7	7.5%	6.1% to 13.1%	4.4
Refinance from financial institutions	330,240.9	6.0%	3.0% to 8.4%	1.6
Borrowings from other banks	70,843.2	7.0%	6.3% to 7.9%	5.3
Fixed deposits	53,910.0	7.4%	5.8% to 8.7%	2.3
Total	1,064,150.8	7.0%		3.5

	Rupees in million
Category	At March 31, 2025
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	570,075.5	7.5%	6.1% to 13.1%	4.7
Refinance from financial institutions	344,067.1	6.8%	3.0% to 8.5%	1.3
Borrowings from other banks	60,491.5	8.0%	7.5% to 8.6%	5.6
Fixed deposits	43,253.3	7.5%	5.6% to 8.7%	2.6
Total	1,017,887.4	7.3%		3.5

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

	Rupees in million
Category	At March 31, 2026
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	52,157.9	4.1%	3.8% to 7.1%	1.8
Other borrowings	122,447.9	3.0%	0.9% to 5.3%	2.1
Total	174,605.8	3.4%		2.0

1.	Primarily denominated in USD and CAD

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Rupees in million
Category	At March 31, 2025
	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	119,628.8	4.0%	3.7% to 7.1%	1.7
Other borrowings	117,314.0	2.5%	0.6% to 8.0%	1.3
Total	236,942.8	3.3%		1.5

1.	Primarily denominated in USD and CAD

See note on “Schedule 18B-Additional note-19 Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.    Cash and cash equivalents

Banks in India are required to maintain with Reserve Bank of India, average daily balance of 3% of their net demand and time liabilities by way of cash reserve, for a fortnight period. The banks are allowed to maintain minimum cash reserve of not less than 90% of the required cash reserve on all days during the reporting fortnight, in such a manner that the average of cash reserve maintained daily shall not be less than the requirement prescribed by the Reserve Bank of India.

The Bank’s minimum cash reserve requirements for the fortnight period of March 31, 2026 were Rs. 513,155.9 million (March 31, 2025: Rs. 605,107.8 million) which are subject to withdrawal and usage restrictions. Deposits maintained with the Reserve Bank of India were Rs. 513,401.9 million at March 31, 2026 (March 31, 2025: Rs. 627,009.0 million) towards the minimum cash reserve requirements.

Deposits with other banks include Rs. 211,002.7 million (March 31, 2025: Rs. 210,133.0 million) in deposits, which have original maturities greater than 90 days.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

					Rupees in million
	At March 31, 2026				At March 31, 2025
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	782,938.1	2,909.1	(7,099.8)	778,747.4	613,750.5	9,947.3	(1,186.1)	622,511.7
Government securities	4,316,106.5	39,461.3	(53,462.2)	4,302,105.4	4,167,081.3	115,004.4	(3,573.8)	4,278,511.9
Other debt securities[1]	76,716.7	..	(35.5)	76,681.3	75,860.0	24.8	(0.3)	75,884.5
Total debt securities	5,175,761.3	42,370.4	(60,597.5)	5,157,534.1	4,856,691.8	124,976.5	(4,760.2)	4,976,908.1
Equity shares	18,616.9	..	..	18,616.9	16,488.1	..	..	16,488.1
Other securities	2,168.4	1,782.6	(12.3)	3,938.7	2,052.4	1,622.4	(29.5)	3,645.3
Total	5,196,546.6	44,153.0	(60,609.8)	5,180,089.7	4,875,232.3	126,598.9	(4,789.7)	4,997,041.5

1.	Includes certificate of deposit and commercial paper.

2.	Interest accrued on held-to-maturity securities amounted to Rs. 93,560.4 million at March 31, 2026 (March 31, 2025: Rs. 90,317.4 million).

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

						Rupees in million
	At March 31, 2026				At March 31, 2025
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available for sale
Corporate debt securities	161,770.9	988.6	(1,900.0)	160,859.5	114,765.2	866.8	(185.0)	115,447.0
Government securities	460,787.2	2,238.0	(1,099.5)	461,925.6	620,226.1	4,173.8	(130.9)	624,269.0
Other debt securities[1]	226,714.7	1,147.7	(2,979.6)	224,882.9	254,107.0	3,702.0	(367.7)	257,441.3
Total debt securities	849,272.8	4,374.3	(5,979.1)	847,668.0	989,098.3	8,742.6	(683.6)	997,157.3
Equity shares	217,101.6	39,924.3	(18,167.8)	238,858.1	190,125.8	61,031.0	(7,008.9)	244,147.9
Other securities	17,078.1	290.8	(733.7)	16,635.2	13,264.2	644.9	(238.5)	13,670.7
Total	1,083,452.5	44,589.4	(24,880.6)	1,103,161.3	1,192,488.3	70,418.5	(7,931.0)	1,254,975.9

1.	Includes pass through certificates, certificate of deposit, commercial paper and banker's acceptance.

2.	Interest accrued on available for sale securities amounted to Rs. 10,859.0 million at March 31, 2026 (March 31, 2025: Rs. 12,237.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

	Rupees in million
	Year ended March 31,
	2026	2025	2024
Interest	62,177.3	76,636.7	86,421.6
Dividend	3,435.6	2,783.9	1,644.8
Total	65,612.9	79,420.6	88,066.4
Gross realized gain	30,546.5	21,969.3	34,847.3
Gross realized loss	(1,944.9)	(1,566.1)	(4,090.7)
Total	28,601.6	20,403.2	30,756.6

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

	Rupees in million
	Year ended March 31,
	2026	2025	2024
Interest and dividend	68,880.8	67,096.6	31,690.9
Realized gain/(loss) on sale of trading portfolio	14,306.4	15,433.8	5,877.7
Unrealized gain/(loss) on trading portfolio	(12,612.0)	15,336.1	19.3
Total	70,575.2	97,866.5	37,587.9

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2026, by maturity.

		Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	126,720.0	126,602.1
One to five years	409,339.7	407,772.0
Five to ten years	217,340.9	216,318.7
Greater than ten years	29,537.5	28,054.6
Total corporate debt securities	782,938.1	778,747.4
Government securities
Less than one year	109,514.9	109,807.9
One to five years	1,609,521.9	1,624,955.9
Five to ten years	1,836,060.5	1,840,134.4
Greater than ten years	761,009.2	727,207.2
Total government securities	4,316,106.5	4,302,105.4
Other debt securities
Less than one year	76,716.7	76,681.3
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	76,716.7	76,681.3
Total debt securities classified as held to maturity	5,175,761.3	5,157,534.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2026, by maturity.

		Rupees in million
	Amortized cost	Fair value
Corporate debt securities
Less than one year	15,673.0	15,664.8
One to five years	117,993.2	117,453.9
Five to ten years	19,476.0	19,761.7
Greater than ten years	8,628.7	7,979.1
Total corporate debt securities	161,770.9	160,859.5
Government securities
Less than one year	190,848.9	191,223.0
One to five years	189,769.2	189,341.0
Five to ten years	80,068.2	81,267.3
Greater than ten years	100.9	94.3
Total Government securities	460,787.2	461,925.6
Other debt securities
Less than one year	118,216.0	118,000.8
One to five years	65,755.0	65,508.9
Five to ten years	17,986.2	17,490.0
Greater than ten years	24,757.5	23,883.2
Total other debt securities	226,714.7	224,882.9
Total debt securities classified as available for sale	849,272.8	847,668.0

Credit rating profile of held-to-maturity debt securities

The Group considers credit rating as credit quality indicators for the held-to-maturity debt securities. The credit rating of debt securities is issued by external credit rating agencies.

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2026:

					Rupees in million
	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	754,072.0	1,413.3	19,504.5	7,948.3	..	782,938.1
Government securities[1]	4,316,106.5	..	..	..	..	4,316,106.5
Other debt securities	76,716.7	..	..	..	..	76,716.7
Total Debt securities	5,146,895.2	1,413.3	19,504.5	7,948.3	..	5,175,761.3

1.	These represent investments in the government securities made by the Group, since these investments carry a moderate to high protection with regard to timely payment of financial obligations the same have been classified in “AAA, AA+, AA, AA-, 1, 2A-C. for further detailed discussion on these rating grades please refer “credit quality indicators” of loans forming part of “7. Loans” disclosure below.

The following table sets forth, held-to-maturity debt securities by external credit rating at March 31, 2025:

					Rupees in million
	AAA, AA+, AA, AA-, 1, 2A-C	A+, A, A-, 3 A-C	BBB+, BBB and BBB-, 4A-C	Below investment grade	Unrated	Total
Corporate debt securities	586,259.9	2,047.6	17,299.5	8,143.5	..	613,750.5
Government securities[1]	4,167,081.3	..	..	..	..	4,167,081.3
Other debt securities	75,860.0	..	..	..	..	75,860.0
Total Debt securities	4,829,201.2	2,047.6	17,299.5	8,143.5	..	4,856,691.8

1.	These represent investments in the government securities made by the Group, since these investments carry a moderate to high protection with regard to timely payment of financial obligations the same have been classified in “AAA, AA+, AA, AA-, 1, 2A-C. for further detailed discussion on these rating grades please refer “credit quality indicators” of loans forming part of “7. Loans” disclosure below.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

There were no held-to-maturity debt securities that were past due (30 days overdue) at year ended March 31, 2026 and March 31, 2025. There were no held-to-maturity debt securities that were overdue for more than 90 days and still accruing at the year ended March 31, 2026 and March 31, 2025.

6.    Repurchase transactions

The Group undertakes repurchase and reverse repurchase transactions of Government securities and corporate bonds during the year. These transactions are generally of a short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2026, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility offered by the Reserve Bank of India amounted to Rs. 232,673.7 million (March 31, 2025: Rs. 288,993.9 million) and the outstanding lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 310,208.8 million (March 31, 2025: Rs. 72,514.5 million).

During fiscal 2026, average borrowings under repurchase transactions including Liquidity Adjustment Facility and Marginal Standing Facility amounted to Rs. 430,915.3 million (March 31, 2025: Rs. 426,550.4 million) and average lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 120,751.9 million (March 31, 2025: Rs. 119,724.8 million).

7.    Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

	Rupees in million
	At March 31,
	2026	2025
Commercial loans	7,361,071.1	6,163,475.8
Term loans	2,432,555.6	2,053,215.1
Working capital facilities[1]	4,928,515.5	4,110,260.7
Consumer loans and credit card receivable	9,259,471.9	8,225,817.9
Mortgage loans	5,184,464.2	4,490,975.6
Other secured loans	2,126,353.8	1,843,913.4
Credit card receivables	548,653.1	587,875.3
Other unsecured loans	1,400,000.8	1,303,053.6

Total gross advances	16,620,543.0	14,389,293.7
Provision for loan losses[2]	(173,963.3)	(182,656.6)
Total net advances[3]	16,446,579.7	14,206,637.1

1.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

2.	Excludes provision on performing loans.

3.	Interest accrued on loans amounted to Rs. 107,541.8 million at March 31, 2026 (March 31, 2025: Rs. 106,536.1 million).

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

At March 31, 2026, the Group had committed to lend (including non-fund based facilities) Rs. 1,892.9 million (March 31, 2025: Rs. 1,386.7 million) to borrowers who are parties to standard restructurings.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

	Rupees in million
	At March 31,
	2026	2025
Commercial loans
Term loans	1,024.5	1,846.7
Working capital facilities	825.9	1,262.5
Consumer loans
Mortgage loans	15,024.8	18,043.0
Other secured loans	1,194.1	2,240.2
Credit card receivables	67.0	0.2
Other unsecured loans	136.5	205.8
Lease financing	..	..
Total gross restructured loans[1]	18,272.8	23,598.4
Provision for loan losses[2]	(647.4)	(900.4)
Total net restructured loans	17,625.4	22,698.0

Represents entire borrower level outstanding of the restructured accounts.

1.	At March 31, 2026, includes loans amounting to Rs. 13,730.3 million restructured under the Reserve Bank of India guidelines on ‘Resolution Framework for COVID-19-related Stress’ dated August 6, 2020 and May 05, 2021 (March 31, 2025: loans amounting to Rs. 17,987.9 million)

2.	Includes provision due to diminution in the fair value of restructured/rescheduled loans in accordance with the applicable RBI guidelines.

In addition, the Bank holds general provision amounting to Rs. 4,765.1 million at March 31, 2026 (March 31, 2025: Rs. 5,988.9 million) on these restructured accounts.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2026.

					Rupees in million
	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis[1]
Commercial loans
- Term loans	63,994.2	56,404.5	..	..	152.8
- Working capital facilities	47,762.1	55,866.2	11.3	..	1,613.3
Consumer loans
- Mortgage loans	49,310.2	45,449.3	..	..	2,241.1
- Other secured loans	54,775.1	55,764.3	36,830.6	..	1,444.1
- Credit card receivables	11,752.0	8,277.5	..	..	114.2
- Other unsecured loans	15,716.5	12,511.1	20.4	..	596.1
Lease financing	..	..	..	..	..
Total gross loans	243,310.1	234,272.9	36,862.3	..	6,161.6
Provision for loan losses	(181,756.1)	(173,316.0)	..
Total net loans	61,554.0	60,956.9	36,862.3

1.	Refer point 3(i) in Significant Accounting policy above.

The following table sets forth, the nonaccrual status of the loans for the year ended March 31, 2025.

					Rupees in million
	Loans outstanding
	At the beginning of the year	At the end of the year	Loans which are overdue for more than 90 days but on accrual status	Loans on non-accrual basis on which no provision is made	Interest income recognized during the year on loans on non-accrual basis[1]
Commercial loans
- Term loans	110,537.2	63,994.2	..	..	1,760.2
- Working capital facilities	49,839.2	47,762.1	17.2	..	2,457.5
Consumer loans
- Mortgage loans	48,749.1	49,310.2	..	..	2,224.3
- Other secured loans	46,047.9	54,775.1	46,207.2	..	544.8
- Credit card receivables	9,841.9	11,752.0	..	..	392.4
- Other unsecured loans	14,592.9	15,716.5	13.0	..	579.4
Lease financing	..	..	..	..	..
Total gross loans	279,608.2	243,310.1	46,237.4	..	7,958.6
Provision for loan losses	(221,249.1)	(181,756.1)	..
Total net loans	58,359.1	61,554.0	46,237.4

1.	Refer point 3(i) in Significant Accounting policy above.

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

	Rupees in million
	Year ended March 31,
	2026	2025	2024
Provision for loan losses at the beginning of the year	900.4	1,443.2	1,778.6
Provision for loan losses made for new additions during the year	..	..	60.8
Increase/(decrease) of provision for existing loan losses during the year	(187.8)	(435.1)	(241.9)
Reduction/write-back of provision on restructured loans due to: Upgrade to standard assets	..	..	..
Downgrade to non-performing assets	(65.2)	(107.7)	(154.3)
Provision for loan losses at the end of the year	647.4	900.4	1,443.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the movement in the provision for loan losses for the year ended March 31, 2026.

								Rupees in million
Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	62,261.5	34,479.4	25,937.1	36,480.3	9,848.2	12,749.6	..	..	181,756.1
Add: Provisions for loan losses	1,848.1	18,589.7	19,941.1	33,315.0	30,936.0	26,318.5	..	..	130,948.4
Less: Utilized for write-off of loans	(2,460.0)	(6,963.5)	(5,194.9)	(17,424.1)	(30,266.6)	(23,956.2)	..	..	(86,265.3)
Less: Write back of excess provisions	(6,430.2)	(9,238.8)	(16,270.6)	(12,912.4)	(3,568.8)	(4,702.4)	..	..	(53,123.2)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	55,219.4	36,866.8	24,412.7	39,458.8	6,948.8	10,409.5	..	..	173,316.0
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	256.1	858.3	3,879.5	13,242.7	16.8	41.5	..	208,479.2[1]	226,774.1
C. Aggregate provision for loan losses at the end of the year (A) + (B)	55,475.5	37,725.1	28,292.2	52,701.5	6,965.6	10,451.0	..	208,479.2	400,090.1
Closing balance of provision: individually evaluated for impairment	55,475.5	37,725.1	28,292.2	52,701.5	6,965.6	10,451.0	..	..	191,610.9
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	208,479.2	208,479.2
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2026, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount and Rs. 77,479.2 million of General provision for standard assets (Refer point V in Schedule 5 – Other Liabilities And Provisions).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2025.

								Rupees in million
Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	107,374.8	37,647.1	25,597.8	31,068.7	8,016.4	11,544.3	..	..	221,249.1
Add: Provisions for loan losses	3,226.7	12,830.9	22,456.4	35,019.6	33,371.4	30,486.6	..	..	137,391.6
Less: Utilized for write-off of loans	(23,199.5)	(5,914.2)	(5,774.7)	(16,818.1)	(27,532.2)	(23,801.3)	..	..	(1,03,040.0)
Less: Write back of excess provisions	(25,140.5)	(10,084.4)	(16,342.4)	(12,789.9)	(4,007.4)	(5,480.0)	..	..	(73,844.6)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	62,261.5	34,479.4	25,937.1	36,480.3	9,848.2	12,749.6	..	..	181,756.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	2,410.2	986.6	4,207.3	903.8	4.5	72.8	..	199,748.9[1]	208,334.1
C. Aggregate provision for loan losses at the end of the year (A) + (B)	64,671.7	35,466.0	30,144.4	37,384.1	9,852.7	12,822.4	..	199,748.9	390,090.2
Closing balance of provision: individually evaluated for impairment	64,671.7	35,466.0	30,144.4	37,384.1	9,852.7	12,822.4	..	..	190,341.3
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	199,748.9	199,748.9
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2025, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount and Rs. 68,748.9 million of General provision for standard assets (Refer point V in Schedule 5 – Other Liabilities And Provisions).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the movement in the provision for loan losses for the year ended March 31, 2024.

								Rupees in million
Particulars	Commercial loans		Consumer loans
	Term loans	Working capital facilities	Mortgage loans	Other secured loans	Credit card receivables	Other unsecured loans	Lease financing	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	142,443.9	46,732.2	25,653.6	26,719.2	4,717.3	8,240.9	..	..	254,507.1
Add: Provisions for loan losses	3,569.4	18,661.6	22,388.4	28,668.3	22,721.1	24,605.6	..	..	120,614.4
Less: Utilized for write-off of loans	(8,766.6)	(7,656.7)	(5,978.9)	(13,086.9)	(15,735.2)	(15,072.9)	..	..	(66,297.2)
Less: Write back of excess provisions	(29,871.9)	(20,090.0)	(16,465.3)	(11,231.9)	(3,686.8)	(6,229.3)	..	..	(87,575.2)
Aggregate provision for loan losses at the end of the year for non-performing loans	107,374.8	37,647.1	25,597.8	31,068.7	8,016.4	11,544.3	..	..	221,249.1
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	2,458.5	1,359.5	5,624.0	1,594.2	16.3	191.3	..	192,602.1[1]	203,845.9
C. Aggregate provision for loan losses at the end of the year (A) + (B)	109,833.3	39,006.6	31,221.8	32,662.9	8,032.7	11,735.6	..	192,602.1	425,095.0
Closing balance of provision: individually evaluated for impairment	109,833.3	39,006.6	31,221.8	32,662.9	8,032.7	11,735.6	..	..	232,492.9
Closing balance of provision: collectively evaluated for impairment	..	..	..	..	..	..	..	192,602.1	192,602.1
Closing balance of provision: loans acquired with deteriorated credit quality	..	..	..	..	..	..	..	..	..

1.	At March 31, 2024, the Bank held contingency provisions of Rs. 131,000.0 million which is included in the above amount and Rs. 61,602.1 million of General provision for standard assets (Refer point V in Schedule 5 – Other Liabilities And Provisions).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

While the Group assesses the incremental specific provisions after taking into consideration the existing specific provision held, the amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognized in the profit and loss account. The Bank’s Canadian subsidiary follows IFRS 9 – Financial instruments and measures impairment loss on all financial assets using expected credit loss model based on a three-stage approach. At March 31, 2026, the Bank’s Canadian subsidiary classified exposure of Rs. 46,712.8 million as Stage-2 (March 31, 2025: Rs. 74,064.5 million) (financial assets, that are not credit impaired, but which have experienced significant increase in credit risk since origination), with allowance for expected credit loss of Rs. 333.2 million (March 31, 2025: Rs. 602.1 million) in fiscal 2026.

Aging Analysis of Past Due performing loans

Any amount due under a credit facility is considered as ‘past due’ if it remains unpaid for more than 30 days from the due date.

The following table sets forth the aging analysis of past due performing loans at March 31, 2026.

				Rupees in million
Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	2,375,104.0	987.1	60.0	..	1,047.1
Working capital facilities[4]	4,861,501.8	8,098.6	3,037.6	11.3	11,147.5
Consumer loans
Mortgage loans	5,103,422.5	25,710.0	9,882.4	..	35,592.4
Other secured loans	2,012,104.0	15,093.3	6,561.6	36,830.6	58,485.5
Credit card receivables	532,997.0	4,412.7	2,965.9	..	7,378.6
Other unsecured loans	1,379,370.0	5,691.1	2,408.2	20.4	8,119.7
Lease financing	..	..	..	..	..
Total	16,264,499.3	59,992.8	24,915.7	36,862.3	121,770.8

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 365 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans at March 31, 2025.

				Rupees in million
Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,988,165.1	1,012.6	43.2	..	1,055.8
Working capital facilities[4]	4,056,208.1	5,189.0	1,084.3	17.2	6,290.5
Consumer loans
Mortgage loans	4,406,749.1	26,168.5	8,747.8	..	34,916.3
Other secured loans	1,712,518.9	22,247.3	8,164.9	46,207.2	76,619.4
Credit card receivables	565,182.7	6,504.5	4,436.1	..	10,940.6
Other unsecured loans	1,276,104.8	7,859.2	3,360.1	13.0	11,232.3
Lease financing	..	..	..	..	..
Total	14,004,928.7	68,981.1	25,836.4	46,237.4	141,054.9

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 365 days.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, overdrafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit quality indicators of loans

The Group has a comprehensive framework for monitoring credit quality of its commercial loans based on internal ratings and of its consumer loans based on delinquency status. For the majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings and delinquency status as credit quality indicator for commercial loans, for consumer loans the Group has considered the delinquency status as a credit quality indicator.

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

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans which are assessed based on internal ratings at March 31, 2026.

							Rupees in million
	Non-revolving loans originated in
	Fiscal 2026	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Prior to 2022	Revolving loans[1]	Total loans
Rating grades
Investment grade	1,084,846.0	530,113.2	328,999.4	101,107.0	43,570.4	73,787.7	2,496,640.8	4,659,064.5
AAA, AA+, AA, AA-, 1, 2A-C	140,354.3	73,675.6	33,001.6	16,269.6	16,746.8	16,108.1	664,204.3	960,360.3
A+, A, A-, 3 A-C	479,011.6	233,761.1	198,024.3	39,211.3	13,223.8	25,691.9	579,113.7	1,568,037.7
BBB+, BBB and BBB-, 4A-C	465,480.1	222,676.5	97,973.5	45,626.1	13,599.8	31,987.7	1,253,322.8	2,130,666.5
Below investment grade[1]	164.9	377.8	1,207.0	3,348.6	2,403.3	64,519.2	34,479.5	106,500.3
Unrated	1,374.0	283.4	401.5	68.5	27.5	18.3	18,886.7	21,059.9
Total Gross loans	1,086,384.9	530,774.4	330,607.9	104,524.1	46,001.2	138,325.2	2,550,007.0	4,786,624.7
Provisions[2]	..	(23.6)	(345.7)	..	(319.8)	(54,143.8)	(12,909.2)	(67,742.1)
Total net loans	1,086,384.9	530,750.8	330,262.2	104,524.1	45,681.4	84,181.4	2,537,097.8	4,718,882.6
Gross write-offs during Fiscal 2026	..	..	496.8	..	30.8	10,800.4	13,650.5	24,978.5

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Also includes provision against restructured loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans which are assessed based on internal ratings at March 31, 2025.

							Rupees in million
	Non-revolving loans originated in
	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Prior to 2021	Revolving loans[1]	Total loans
Rating grades
Investment grade	704,112.1	570,964.3	289,894.4	136,843.7	72,818.9	97,561.7	2,010,818.3	3,883,013.4
AAA, AA+, AA, AA-, 1, 2A-C	95,041.4	88,919.8	101,278.4	64,379.7	38,968.5	8,204.0	659,430.2	1,056,222.0
A+, A, A-, 3 A-C	270,209.8	318,293.8	108,356.3	45,004.6	25,019.5	34,059.5	421,123.5	1,222,067.0
BBB+, BBB and BBB-, 4A-C	338,860.9	163,750.7	80,259.7	27,459.4	8,830.9	55,298.2	930,264.6	1,604,724.4
Below investment grade	278.7	1,632.6	3,729.1	2,015.9	2,164.4	72,839.8	25,617.3	108,277.8
Unrated	868.0	868.7	126.0	4.0	18.7	35.5	3,926.1	5,847.0
Total Gross loans	705,258.8	573,465.6	293,749.5	138,863.6	75,002.0	170,437.0	2,040,361.7	3,997,138.2
Provisions[2]	(2.3)	(710.7)	(1.1)	(434.9)	(2,077.6)	(58,598.2)	(13,962.6)	(75,787.4)
Total net loans	705,256.5	572,754.9	293,748.4	138,428.7	72,924.4	111,838.8	2,026,399.1	3,921,350.8
Gross write-offs during Fiscal 2025	6.2	..	..	..	96.8	16,593.8	4,758.3	21,455.1

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Also includes provision against restructured loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans which are assessed based on delinquency status at March 31, 2026.

Rs in million

	Non-revolving loans originated in
	Fiscal 2026	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Prior to 2022	Revolving loans[1]	Total loans
Current[2]	128,787.4	40,641.5	17,459.0	6,956.6	3,816.3	667.9	2,323,458.3	2,521,787.0
Performing loans which are overdue[3]	184.6	288.5	43.0	133.5	26.4	52.8	9,528.3	10,257.1
Non-performing loans	52.1	286.0	488.6	364.7	307.0	592.5	40,311.4	42,402.3

Total Gross loans	129,024.1	41,216.0	17,990.6	7,454.8	4,149.7	1,313.2	2,373,298.0	2,574,446.4
Provisions	(28.5)	(131.2)	(254.3)	(216.5)	(205.4)	(511.4)	(22,996.8)	(24,344.1)
Total net loans	128,995.6	41,084.8	17,736.3	7,238.3	3,944.3	801.8	2,350,301.2	2,550,102.3
Gross write-offs during Fiscal 2026	..	51.8	35.4	8.2	2.1	253.6	3,496.4	3,847.4

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

The following table sets forth, for the periods indicated, credit quality indicators of commercial loans which are assessed based on Delinquency status at March 31, 2025.

Rupees in million

	Non-revolving loans originated in
	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Prior to 2021	Revolving loans[1]	Total loans

Current[2]	70,899.9	28,770.6	12,814.9	8,063.2	1,197.1	269.4	2,003,537.9	2,125,553.0
Performing loans which are overdue[3]	238.3	212.5	293.5	26.5	116.8	3.7	4,868.6	5,759.9
Non-performing loans	110.1	241.6	441.6	360.8	882.5	504.7	32,483.4	35,024.7

Total Gross loans	71,248.3	29,224.7	13,550.0	8,450.5	2,196.4	777.8	2,040,889.9	2,166,337.6
Provisions	(42.8)	(89.1)	(206.8)	(177.2)	(789.5)	(463.4)	(20,085.2)	(21,854.0)
Total net loans	71,205.5	29,135.6	13,343.2	8,273.3	1,406.9	314.4	2,020,804.7	2,144,483.6
Gross write-offs during Fiscal 2025	..	..	..	..	1.3	101.5	1,008.4	1,111.2

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2026.

							Rupees in million
	Non-revolving loans originated in
	Fiscal 2026	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Prior to 2022	Revolving loans[1]	Total loans
Mortgage loans	1,340,240.0	938,758.0	869,480.1	665,144.8	522,121.5	848,719.8	..	5,184,464.2
Current[2]	1,339,140.9	931,917.2	853,129.0	649,477.4	508,532.1	821,225.9	..	5,103,422.5
Performing loans which are overdue[3]	489.3	3,222.0	6,460.8	6,171.1	5,587.0	13,662.2	..	35,592.4
Non-performing loans	609.8	3,618.8	9,890.3	9,496.3	8,002.4	13,831.7	..	45,449.3

Other secured loans	1,019,258.9	317,736.4	218,855.3	97,066.8	30,074.2	17,452.9	425,909.3	2,126,353.8
Current[2]	1,013,757.5	310,157.5	206,937.7	90,730.3	27,995.7	13,146.7	349,378.6	2,012,104.0
Performing loans which are overdue[3]	2,817.4	4,898.4	7,220.3	3,298.2	936.7	435.0	38,879.5	58,485.5
Non-performing loans	2,684.0	2,680.5	4,697.3	3,038.3	1,141.8	3,871.2	37,651.2	55,764.3

Credit card receivables	..	..	..	..	..	..	548,653.1	548,653.1
Current[2]	..	..	..	..	..	..	532,997.0	532,997.0
Performing loans which are overdue[3]	..	..	..	..	..	..	7,378.6	7,378.6
Non-performing loans	..	..	..	..	..	..	8,277.5	8,277.5

Other unsecured loans	674,761.4	326,526.1	237,659.2	88,626.3	21,530.2	3,476.0	47,421.6	1,400,000.8
Current[2]	673,377.7	321,856.8	228,991.4	84,404.9	21,150.8	3,020.1	46,568.3	1,379,370.0
Performing loans which are overdue[3]	690.5	1,877.5	3,408.6	1,710.6	295.0	53.6	83.9	8,119.7
Non-performing loans	693.2	2,791.8	5,259.2	2,510.8	84.4	402.3	769.4	12,511.1

Total Gross loans	3,034,260.3	1,583,020.5	1,325,994.6	850,837.9	573,725.9	869,648.7	1,021,984.0	9,259,471.9
Provisions	(1,823.8)	(4,866.4)	(11,672.0)	(9,156.5)	(5,253.4)	(12,935.3)	(36,169.7)	(81,877.1)
Total net loans	3,032,436.5	1,578,154.1	1,314,322.6	841,681.4	568,472.5	856,713.4	985,814.3	9,177,594.8
Gross write-offs during Fiscal 2026	338.9	6,923.0	15,772.7	9,176.3	3,316.4	4,142.6	30,064.0	69,733.9

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of consumer loans at March 31, 2025.

							Rupees in million
	Non-revolving loans originated in
	Fiscal 2025	Fiscal 2024	Fiscal 2023	Fiscal 2022	Fiscal 2021	Prior to 2021	Revolving loans[1]	Total loans
Mortgage loans	944,700.5	1,038,114.3	799,073.2	612,937.1	380,215.4	715,935.1	..	4,490,975.6
Current[2]	942,839.8	1,026,040.8	782,382.7	598,757.5	370,848.7	685,879.6	..	4,406,749.1
Performing loans which are overdue[3]	1,011.6	5,596.3	6,236.4	5,111.4	3,605.5	13,355.1	..	34,916.3
Non-performing loans	849.1	6,477.2	10,454.1	9,068.2	5,761.2	16,700.4	..	49,310.2

Other secured loans	769,462.9	402,220.5	206,856.9	80,484.6	29,423.9	20,147.9	335,316.7	1,843,913.4
Current[2]	758,528.0	383,961.2	195,136.5	75,169.5	27,075.7	14,703.4	257,944.6	1,712,518.9
Performing loans which are overdue[3]	7,116.8	12,522.6	6,948.1	3,139.7	1,190.2	1,009.8	44,692.2	76,619.4
Non-performing loans	3,818.1	5,736.7	4,772.3	2,175.4	1,158.0	4,434.7	32,679.9	54,775.1

Credit card receivables	..	..	..	..	..	..	587,875.3	587,875.3
Current[2]	..	..	..	..	..	..	565,182.7	565,182.7
Performing loans which are overdue[3]	..	..	..	..	..	..	10,940.6	10,940.6
Non-performing loans	..	..	..	..	..	..	11,752.0	11,752.0

Other unsecured loans	564,979.4	450,670.9	190,173.7	56,518.6	11,721.9	2,246.2	26,742.9	1,303,053.6
Current[2]	562,320.2	439,059.4	181,198.4	53,742.0	11,434.3	1,697.6	26,652.9	1,276,104.8
Performing loans which are overdue[3]	1,368.0	4,987.0	3,596.8	1,051.1	124.4	84.0	21.0	11,232.3
Non-performing loans	1,291.2	6,624.5	5,378.5	1,725.5	163.2	464.6	69.0	15,716.5

Total Gross loans	2,279,142.8	1,891,005.7	1,196,103.8	749,940.3	421,361.2	738,329.2	949,935.0	8,225,817.9
Provisions	(2,552.3)	(10,518.7)	(11,660.1)	(7,192.3)	(4,221.4)	(14,756.7)	(34,113.7)	(85,015.2)
Total net loans	2,276,590.5	1,880,487.0	1,184,443.7	742,748.0	417,139.8	723,572.5	915,821.3	8,140,802.7
Gross write-offs during Fiscal 2025	734.7	12,268.1	13,330.2	5,897.1	2,792.3	5,327.3	28,005.9	68,355.6

1.	Includes bills purchased and discounted, over drafts, cash credit, credit cards and revolving demand loans.

2.	Loans upto 30 days past due are considered current.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

8.    Financial assets transferred during the year to securitization company/reconstruction company

The Bank transfers certain assets to securitization companies’/asset reconstruction companies in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for receipt of cash or securities in the form of security receipts issued by such asset reconstruction companies, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with Reserve Bank of India guidelines, in case of non-performing loans sold to asset reconstruction companies, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by asset reconstruction companies, the security receipts are valued at their respective net asset values as advised by the asset reconstruction companies. Reserve Bank of India, through its revised norms for Government guaranteed Security Receipts issued on March 29, 2025, has permitted banks to reverse any excess provision to the Profit and Loss Account in the year of transfer, if a loan is transferred to an asset reconstruction company for a value higher than the net book value and the sale consideration comprises only of cash and security receipts guaranteed by the Government of India. Such security receipts shall be valued periodically by reckoning the Net Asset Value declared by the ARC based on the recovery ratings received for such instruments. At March 31, 2026, the Bank held Government guaranteed security receipts amounting to Rs. 16,687.6 million (March 31, 2025: Rs. 16,944.5 million), which were fully provided. The Bank, on a prudent basis, continues to hold provision against such security receipts which will be reversed on actual receipt of recoveries or approval of claims, if any, by the Government.

The following table sets forth, for the periods indicated, the details of the assets transferred.

	Rupees in million, except number of accounts
	Year ended March 31,
	2026	2025	2024
Number of accounts[1]	115[2]	40[2]	21[2]
Aggregate value (net of provisions) of accounts sold to securitization company/reconstruction company	523.5[2]	144.3[2]	..[2]
Aggregate consideration	2,458.0[3]	20,859.7[3]	1,861.9
Aggregate gain/(loss) over net book value	1,934.5	20,715.4	1,861.9
Provision reversed to profit and loss account on account of sale of NPAs	1,934.5	4,667.6	626.4

1.	Excludes accounts previously written-off.

2.	Includes Nil consumer loans (Fiscal 2025: Nil consumer loans, Fiscal 2024: Nil consumer loans)

3.	Includes consideration of Nil (Fiscal 2025: Rs. 16,047.8 million) in form of security receipts which are fully provided.

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

Rupees in million, except number of accounts
	Year ended March 31,
	2026	2025	2024
No. of accounts[1]	1	..	..
Aggregate value (net of provisions) of accounts sold, excluding those sold to securitization company/reconstruction company	..	..	..
Aggregate consideration	2,822.0	..	..
Aggregate gain/(loss) over net book value	2,822.0	..	..
1.	Represents corporate loans.

10.      Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled to Rs. 2,014,134.1 million at March 31, 2026 which represented 70.4% of the capital funds (March 31, 2025: Rs. 2,051,239.5 million represented 85.6% of the capital funds). The single largest exposure (non-bank) at March 31, 2026 was Rs. 202,824.4 million, which was included in rating category “AA+” represented 7.1 % of the capital funds (March 31, 2025: Rs. 300,239.6 million represented 12.5% of the capital funds).

The largest group of companies under the same management control accounted for 28.3% of the capital funds at March 31, 2026 (March 31, 2025: 29.6% of the capital funds).

11.      Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 8,386,393.8 million (including fund based commitments fungible with non-fund based facilities) at March 31, 2026 (March 31, 2025: Rs. 7,062,177.7 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are generally contingent upon the borrower’s ability to maintain specific credit standards.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

12.      Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 22,342.5 million at March 31, 2026 (March 31, 2025: Rs. 24,322.5 million).

13.      Derivatives

ICICI Bank Limited is a participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. The Bank’s Treasury and Securities Services Group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, and ensures compliance with various internal and regulatory guidelines. The Bank’s Treasury Monitoring and Reporting Group is responsible for reporting of performance of treasury groups, reports related to Liquidity and Interest rate risk in the banking book and position and limit reporting (Value at Risk, Net Open Position and stop loss, etc.).

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

Over the counter derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per the Reserve Bank of India guidelines.

The use of derivatives for hedging purposes of the Bank is governed by the hedge policy approved by the Asset Liability Management Committee. Subject to prevailing regulatory guidelines, the Group deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities including net investments in foreign operations. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Based on guidelines issued by Reserve Bank of India on June 26, 2019 and December 8, 2025, the accounting of hedge relationships established after June 26, 2019 is in accordance with the Guidance Note on Accounting for Derivative Contracts issued by Institute of Chartered Accountants of India. Accordingly, for fair value hedges established after June 26, 2019, the hedging instruments and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account by the Bank. The swaps under hedge relationships established prior to that date are accounted for on an accrual basis and are not marked-to-market unless their underlying transaction

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements is marked-to-market. The Group companies measure the hedging instruments and the hedged items (for the risks being hedged) at fair value with changes recognized in the profit and loss account for fair value hedge. To the extent a cash flow hedge is effective, the change in the fair value of the hedging instrument is recognized in cash flow hedge reserve and the ineffective portion of the hedge is accounted in the profit and loss account. The premium or discount arising on inception of forward exchange contracts, which are not hedging instruments and are not intended for trading purpose, is amortized over the life of the contract as interest income/expense and such transactions are recorded separately. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India guidelines.

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), is computed using the current exposure method according to the Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.25% to 7.5% (March 31, 2025: 0.5% to 15%), according to the type of contract and residual maturity of the instrument. The credit exposure for equity futures is computed based on the market value and open quantity of the contracts at the balance sheet date and credit exposure for equity options is computed based on the price sensitivity of the option and open quantity of the contracts at the balance sheet date. The exchange rate as on March 31, 2026 was Rs. 94.8350 per US dollar (March 31, 2025: Rs. 85.4750 per US dollar)

The following table sets forth, the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2026.

				Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives for the year	Credit exposure[3]
Interest rate derivatives[1]	41,670,180.5	64,286.3	(51,422.5)	8,205.4	229,081.7
Currency derivatives (including foreign exchange derivatives)[2]	18,282,330.9	134,539.0	(169,880.0)	47,001.8	391,549.1
Equity derivatives	409.0	2.7	..	(212.9)	..
Un-funded credit derivatives	..	..	..	..	..
Total	59,952,920.4	198,828.0	(221,302.5)	54,994.3	620,630.8
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	Credit exposure is computed as per Current Exposure Method (CEM).

The following table sets forth, the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2025.

				Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives for the year	Credit exposure[3]
Interest rate derivatives[1]	51,894,372.2	64,119.7	(61,206.3)	(14,474.0)	457,490.0
Currency derivatives (including foreign exchange derivatives)[2]	23,484,301.2	68,784.5	(106,921.2)	61,241.6	600,611.9
Equity derivatives	9,466.8	..	(3.0)	(505.0)	3.8
Un-funded credit derivatives	..	..	..	..	..
Total	75,388,140.2	132,904.2	(168,130.5)	46,262.6	1,058,105.7
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	Credit exposure is computed as per Current Exposure Method (CEM) without bilateral netting.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the details of the notional amounts, marked-to-market position and credit exposure of our fair value hedging derivatives for the year ended March 31, 2026.

			Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	445,380.5	607.5	(1,429.9)	2,515.9
Currency derivatives (including foreign exchange derivatives)[2]	..	..	..	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, marked-to-market position and credit exposure of our fair value hedging derivatives for the year ended March 31, 2025.

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

The gains/(losses) on hedged items arising from changes in fair value for fiscal 2026 and fiscal 2025 amounted to Rs. (6,740.1) million and Rs. (5,489.8) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during fiscal 2026 and fiscal 2025 amounted to Rs. 6,969.4 million and Rs. 5,922.0 million respectively.

The gains/(losses) on cash flow hedges recorded in cash flow hedge reserve for fiscal 2026 and fiscal 2025 amounted to Rs. (12,628.7) million and Rs. 4,540.4 million respectively. At year-end fiscal 2026, no amount recorded in cash flow hedge reserve is expected to be reclassified into earnings during the next 12 months. This amount could differ from amounts actually recognized due to changes in interest rates, hedge de-designations or the addition of other hedges subsequent to year-end fiscal 2026. During fiscal 2026 and fiscal 2025, there were no gains/(losses) reclassified from cash flow hedge reserve into earnings on account of discontinuance of cash flow hedges. At year-end fiscal 2026, the maximum length of time over which the Group was hedging its exposure to the variability in future cash flows was 132 months (year-end fiscal 2025: 132 months). At year-end fiscal 2026, accumulated cash flow hedge reserve was Rs. (645.0) million (year-end fiscal 2025: Rs. 11,906.6 million). During fiscal 2026, net amount of gain/(loss) reclassified from accumulated cash flow hedge reserve to earnings was Rs. 175.1 million (fiscal 2025: Rs. 46.6 million), as ineffective portion of hedges.

Additionally, the Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 53,976.8 million at March 31, 2026 (March 31, 2025: Rs. 48,023.8 million). The gross positive and negative fair values of these hedging instruments were Rs. 387.7 million at March 2026 (March 31, 2025: Rs. 435.6 million) and Rs. (2,478.5) million at March 31, 2026 (March 31, 2025: Rs. (23.1) million) respectively and the credit exposure was Rs. 1,022.8 million at March 31, 2026 (March 31, 2025: Rs. 1,416.2 million).

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

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. The contested tax demands are adjusted by the tax authorities against refunds due to each entity of the Group on favorable resolution of other years’ appeals/ summary assessments or paid or kept in abeyance in accordance with the terms of any stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The tax payments are recorded as tax paid under other assets.

At March 31, 2026, the Group has assessed its contingent tax liability at an aggregate of Rs. 148,504.5 million (March 31, 2025: Rs. 160,674.8 million), mainly pertaining to income tax, interest tax, service tax, goods and services tax and sales tax/value added tax demands by the Indian tax authorities for past years. The Group has appealed or is in the process of filing an appeal against each of these tax demands. Based on consultation with counsels, favorable decisions in own cases/advance ruling in other similar cases, or as per the Group’s internal assessment as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2026. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

The Group's contingent liabilities on direct tax amounted to Rs. 78,472.4 million (March 31, 2025: Rs. 96,212.6 million) which include appeals filed by the Group or the tax authorities, where the Group has relied on favorable opinions from counsels, past decisions by appellate authorities in own cases or other similar cases, or as per the Group’s internal assessment. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 15,677.0 million (March 31, 2025: Rs. 23,237.0 million) mainly relates to whether interest expenses can be attributed to earning tax-free income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest-free funds are sufficient to cover investments in the underlying tax-free securities.

Disallowance of marketing expenditure: Rs 13,973.6 million (March 31, 2025: 13,973.6 million) pertaining to ICICI Lombard General Insurance Company Limited, treated as inadmissible by the tax authorities.

Mark-to-market losses on derivatives: Rs. 10,295.1 million (March 31, 2025: Rs. 15,614.3 million) relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses.

Interest on perpetual bonds: Rs 8,743.9 million (March 31, 2025: Rs. 11,225.9 million) relates to the disallowance of interest paid on perpetual bonds. The tax authorities do not deem these instruments as borrowings and therefore the interest paid on these bonds has not been allowed as a deduction.

Depreciation on leased assets: Rs. 6,891.7 million (March 31, 2025: Rs. 7,037.5 million) relates to the disallowance of depreciation claimed on leased assets due to treatment of the lease transactions as loan transactions by the tax authorities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Provision for year-end operating expense: Rs. 5,970.9 million (March 31, 2025: Rs. 7,224.1 million) relates to disallowance of provision for year-end operating expense by the tax authorities treating it as contingent in nature.

Interest on non-performing assets: Rs. 4,673.7 million (March 31, 2025: Rs. 5,383.0 million) relates to interest on non-performing assets de-recognized as per the Reserve Bank of India guidelines after 90 days. Interest income is assessed to tax on the ground that tax law has 180 days limit as against 90 days followed by the Bank.

Disallowance of write off in respect of credit cards: Rs. 3,920.4 million (March 31, 2025: Rs. 4,161.6 million) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It has been disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off.

Taxability of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 2,110.9 million (March 31, 2025: Rs. 2,110.9 million) relates to two special reserve accounts maintained by the ICICI Ltd., which included a special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years. However, the income tax authorities have preferred further appeal against the favorable orders.

The Group’s contingent liabilities on service tax, goods and services tax and sales tax/value added tax amounted to Rs. 70,032.1 million (March 31, 2025: Rs. 64,462.2 million), which mainly pertains to the demands along with interest and penalty levied by the respective tax authorities, where the Group has relied on favorable opinions from counsels and past decisions in our own cases/advance ruling by authorities in other similar cases. The key disputed liabilities are detailed below.

Goods and Services tax: Rs. 32,516.2 million (March 31, 2025: Rs. 32,514.0 million) pertaining to ICICI Lombard General Insurance Company Limited relates to the eligibility of input tax credit on certain expenses.

Goods and Services Tax: Rs. 16,362.08 million (March 31, 2025: Rs. 5,900.3 million) pertaining to the Bank relates to order on levy of GST on notional value of services provided by the Bank to customers maintaining specified Minimum Average Balance (MAB) in their deposit accounts.

Goods and Services Tax: Rs. 4,978.0 million (March 31, 2025: Rs. 4,920.6 million) pertaining to ICICI Prudential Life Insurance Company Limited relates to denial of input tax credit availed and utilized on certain expenses pertaining to advertisement and manpower services.

CENVAT credit on interchange fees: Rs. 2,048.0 million (March 31, 2025: Rs. 2,048.0 million) pertaining to the Bank relates to disallowance of CENVAT credit on ATM interchange fees paid to acquiring banks and switching fee paid to settlement agency on the basis of monthly statement and 100% penalty on the same.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Goods and Services Tax: Rs. 1,007.6 million (March 31, 2025: Rs. 1,007.6 million) pertaining to the Bank relates to order on levy of GST under Reverse Charge Mechanism (RCM) on the reimbursement of expenses made by the Bank to its representative offices situated outside India.

CENVAT credit on Deposit Insurance and Credit Guarantee Corporation (DICGC) premium: Rs. 767.9 million (March 31, 2025: Rs. 767.9 million) pertaining to the Bank relates to disallowance of CENVAT credit availed by the Bank on deposit insurance premium paid by the Bank to DICGC.

Based on judicial precedents in the Group’s own cases and similar other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above-mentioned contingent liabilities do not include Rs. 67,665.4 million (March 31, 2025: Rs. 133,702.2 million) considered as remote and therefore, are not required to be disclosed as contingent liability. Of the total disputed tax demands classified as remote, amount consisting of Rs. 60,668.8 million (March 31,2025: Rs. 60,231.7 million) pertains to ICICI Lombard General Insurance Company Limited mainly relating to disallowance of provision for insurance claims, disallowance for non-deduction of tax on certain expenses, disallowance of exempt income, non-payment of goods and services tax on co-insurance premium, re-insurance commission and motor salvage and reimbursement; Rs. 4,881.7 million (March 31, 2025: Rs. 21,786.8 million) mainly pertains to the deduction of bad debts, broken period interest, and levy of penalties, which are covered by favorable decisions by the Supreme Court of India in the Group’s own/other cases; and Rs. 2,114.9 million (March 31, 2025: Rs. 2,209.9 million) pertains to errors requiring rectification by tax authorities.

15.      Litigation

A number of litigations and claims against the Group (and its directors and officers) are pending in various forums. The claims on the Group (and its directors and officers) mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held or the contingent liability recognized. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses though aggregate of such amounts are recognized as contingent liabilities. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 14,363.7 million against which provision of Rs. 9,187.0 million has been recognized. The total amount of claims where unfavorable outcome is deemed ‘possible’ was Rs. 7,345.4 million at March 31, 2026, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.      Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2026, prepared on the basis described in Schedule 18 note 11A. The Bank's Chief Operating Decision Maker (CODM) evaluates these segment results to assess performance and allocates resources based on multifaceted business, strategic and financial considerations while keeping the strategic focus on customer centricity and focusing on ecosystems and micro-markets in line with business plans approved by the Board of Directors. The CODM evaluates certain additional performance metrics, including bank-level profit before tax excluding treasury gains (calculated as profit before tax less Income from treasury-related activities) that aid in measuring Bank’s strategic progress. The Bank’s CODM is the Committee of Executive Directors consisting of the Managing Director and Chief Executive Officer and Executive Directors.

									Rupees in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Interest income	1,463,689.5	780,907.8	1,337,943.4	68,259.0	100,972.3	36,272.2	91,851.3	(1,927,710.9)	1,952,184.6
2	Non interest income	160,252.5	97,565.0	46,360.2	6,908.3	553,748.2	252,633.9	107,850.0	(56,319.1)	1,168,999.0
3	Total income (1) + (2)	1,623,942.0	878,472.8	1,384,303.6	75,167.3	654,720.5	288,906.1	199,701.3	(1,984,030.0)	3,121,183.6
	External revenue	939,109.1	585,436.4	397,213.1	71,541.2	653,841.2	284,841.2	189,201.4	..	3,121,183.6
	Revenue from transfer pricing on external liabilities and other internal revenue	684,832.9	293,036.4	987,090.5	3,626.1	879.3	4,064.9	10,499.9	(1,984,030.0)	..
4	Interest expense	989,704.4	552,912.9	1,172,937.0	43,398.1	1,929.6	..	57,113.2	(1,927,709.4)	890,285.8
5	Operating expenses	328,215.9	99,724.5	39,680.7	13,838.4	633,526.6	252,422.2	58,102.3	(21,574.4)	1,403,936.2
6	Provisions	73,579.4	(19,054.4)	(823.5)	903.5	1,187.5	(105.8)	701.6	..	56,388.3
7	Segment results[1] (3)-(4)-(5)-(6)	232,442.3	244,889.8	172,509.4	17,027.3	18,076.8	36,589.7	83,784.2	(34,746.2)	770,573.3
8	Unallocated expenses									..
9	Share of profit from associates									2,628.5
10	Operating profit[1] (7) – (8) + (9)									773,201.8
11	Income tax expenses (net)/(net deferred tax credit)									193,839.3
12	Net profit[2] (10) – (11)									579,362.5
	Other information
13	Segment assets	8,788,482.7	6,785,744.2	7,624,787.6	1,107,160.7	3,189,653.2	755,151.3	1,035,258.2	(183,879.5)	29,102,358.4
14	Unallocated assets									42,621.3
15	Total assets (13) + (14)									29,144,979.7
16	Segment liabilities	12,203,393.4	6,447,058.5	4,858,434.9[3]	680,960.2[3]	3,197,520.4[3]	761,109.1[3]	1,036,918.9[3]	(183,879.5) [3]	29,001,515.9
17	Unallocated liabilities									143,463.8
18	Total capital and liabilities (16) + (17)									29,144,979.7
19	Capital expenditure	24,108.9	10,700.8	1,430.8	1,202.0	1,929.5	2,624.9	6,217.9	..	48,214.8
20	Depreciation	16,336.2	7,210.4	1,005.8	711.8	1,444.9	1,647.0	2,270.3	(16.4)	30,610.0

1.	Profit before tax and minority interest.

2.	Includes share of net profit of minority shareholders.

3.	Includes share capital and reserves and surplus.

4.	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.

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

The revenue is recognized at the time when the performance obligation under the terms of contractual arrangement is completed. The Group generally recognizes the revenue either immediately upon completion of services or over time as the Group performs the services. In cases where the consideration is received in advance from customers by the Group, a liability is recorded and the same is subsequently recognized as revenue over the contract period or on completion of the performance obligation under the contract. The Group does not have any significant contract assets and contract liabilities at March 31, 2026, March 31, 2025, and March 31, 2024.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2026 is given below.

									Rupees in million
Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	100,545.5	35,902.6	..	1,881.8	..	..	67.0	(415.0)	137,980.5
2	Lending linked fee	30,489.0	21,017.0	..	2,259.9	11.7	..	1,917.5	(398.3)	55,296.8
3	Fund management fee	..	..	..	..	..	..	59,041.5	(0.5)	59,041.0
4	Securities brokerage income	..	..	..	..	..	..	16,609.5	(7.3)	16,602.2
5	Third party products distribution fee	10,013.7	..	..	237.1	..	..	6,901.4	(5,257.2)	11,895.0
6	Others	790.4	3,644.7	..	1,063.8	..	..	17,317.3	(10,329.4)	12,486.8
	Total	141,838.6	60,564.3	..	5,441.9	11.7	..	101,854.2	(16,408.4)	293,302.3
1.	Out of the total revenue of Rs. 293,302.3 million, amount of revenue recognized point in time is Rs. 265,321.0 million and amount of revenue recognized over the period is Rs. 27,981.3 million.

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2025 is given below.

									Rupees in million
Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee	100,654.4	32,409.4	..	2,185.0	..	..	69.4	(889.3)	134,428.9
2	Lending linked fee	27,397.2	17,411.1	..	1,830.2	10.7	..	2,218.1	(664.0)	48,203.3
3	Fund management fee	..	..	..	..	..	..	47,973.1	(0.6)	47,972.5
4	Securities brokerage income	..	..	..	..	..	..	20,805.5	(38.8)	20,766.7
5	Third party products distribution fee	10,282.3	..	..	125.6	..	..	7,228.7	(5,931.7)	11,704.9
6	Others	932.7	3,278.8	..	975.1	..	..	19,268.0	(9,869.3)	14,585.3
	Total	139,266.6	53,099.3	..	5,115.9	10.7	..	97,562.8	(17,393.7)	277,661.6
1.	Out of the total revenue of Rs. 277,661.6 million, amount of revenue recognized point in time is Rs. 253,600.6 million and amount of revenue recognized over the period is Rs. 24,061.0 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The segment-wise breakup of the above components of the Group’s revenue for the year ended March 31, 2024 is given below.

									Rupees in million
Sr. No.	Nature	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment/ company adjustment	Total
1	Transaction banking fee…….	87,607.1	27,779.2	..	2,202.4	..	..	55.1	(753.2)	116,890.6
2	Lending linked fee	25,325.3	14,033.5	..	1,118.4	7.0	..	2,174.8	(474.6)	42,184.4
3	Fund management fee	..	..	..	..	..	..	34,890.6	(0.6)	34,890.0
4	Securities brokerage income	..	..	..	..	..	..	18,774.2	(65.8)	18,708.4
5	Third party products distribution fee	9,709.6	..	..	124.1	..	..	6,846.6	(5,086.7)	11,593.6
6	Others	762.0	2,604.1	5.4	658.8	..	..	8,676.8	(1,255.5)	11,451.7
	Total	123,404.0	44,416.8	5.4	4,103.7	7.0	..	71,418.1	(7,636.4)	235,718.7
1.	Out of the total revenue of Rs. 235,718.7 million, amount of revenue recognized point in time is Rs. 215,461.4 million and amount of revenue recognized over the period is Rs. 20,257.3 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

18.      Employee Stock Option Scheme (ESOS)/ Employee Stock Unit Scheme (ESUS)

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2026.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	169,866,927	484.94	3.35	146,664.3
Add: Granted during the year	12,833,970	1,356.42
Less: Lapsed during the year, net of re-issuance	1,067,490	1,089.07
Less: Exercised during the year	36,361,312	374.10
Outstanding at the end of the year	145,272,095	585.24	3.00	92,035.0
Options exercisable	118,612,481	452.02	2.38	89,422.8

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2025.

	Number of options	Weighted-average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	198,731,466	411.26	3.81	135,542.5
Add: Granted during the year[1]	15,964,860	1,052.89
Less: Lapsed during the year, net of re-issuance	1,997,001	896.53
Less: Exercised during the year	42,832,398	335.58
Outstanding at the end of the year	169,866,927	484.94	3.35	146,664.3
Options exercisable	137,704,023	379.06	2.80	133,475.2

1.	Includes 3.0 million number of options granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a summary of the Bank’s stock units outstanding at March 31, 2026.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	8,032,295	2.00	5.90	10,814.3
Add: Granted during the year	4,231,550	2.00
Less: Lapsed during the year, net of re-issuance	488,308	2.00
Less: Exercised during the year	1,823,427	2.00
Outstanding at the end of the year	9,952,110	2.00	5.59	11,981.3
Options exercisable	1,357,105	2.00	3.89	1,633.8

The following table sets forth a summary of the Bank’s stock units outstanding at March 31, 2025.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	4,190,810	2.00	6.24	4,573.4
Add: Granted during the year[1]	4,964,420	2.00
Less: Lapsed during the year, net of re-issuance	371,263	2.00
Less: Exercised during the year	751,672	2.00
Outstanding at the end of the year	8,032,295	2.00	5.90	10,814.3
Options exercisable	560,656	2.00	3.72	754.8

1.	Includes 0.6 million number of units granted to employees of ICICI Securities Limited (including its subsidiaries) in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

Total fair value of options vested was Rs. 5,756.7 million for the year ended March 31, 2026, Rs. 6,501.9 million for the year ended March 31, 2025, and Rs. 4,852.0 million for the year ended March 31, 2024. Total fair value of units vested was Rs. 2,676.0 million for the year ended March 31, 2026, Rs. 1,188.0 million for the year ended March 31, 2025 and Rs. 2.4 million for the year ended March 31, 2024.

Total aggregate intrinsic value of options exercised was Rs. 37,365.6 million for the year ended March 31, 2026, Rs. 37,694.5 million for the year ended March 31, 2025, and Rs 26,462.2 million for the year ended March 31, 2024. Total aggregate intrinsic value of units exercised was Rs. 2,610.5 million for the year ended March 31, 2026 (March 31, 2025: Rs. 878.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The total compensation cost of options/units recognized during March 31, 2026, March 31, 2025 and March 31, 2024 was Rs. 9,687.0, Rs. 7,901.5 and Rs. 7,029.1 respectively.

The total compensation cost of options related to non-vested awards not yet recognized at March 31, 2026 and March 31, 2025 was Rs. 3,385.7 million and Rs. 3,354.7 million respectively and the weighted-average period over which it is expected to be recognized was 1.49 years and 1.48 years respectively.

The total compensation cost of units related to non-vested awards not yet recognized at March 31, 2026 and March 31, 2025 was Rs. 3,015.3 million and Rs. 2,445.2 million respectively and the weighted-average period over which it is expected to be recognized was 1.42 years and 1.45 years respectively.

The following table sets forth a summary of stock options exercisable at March 31, 2026.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	189,815	152.99	0.07	199.9
200-399	66,583,017	266.41	2.16	62,554.3
400-599	22,767,056	510.21	1.75	15,838.8
600-799	17,390,396	744.61	3.21	8,021.9
800-999	7,976,747	897.17	3.56	2,462.6
1000-1199	3,651,370	1,111.37	4.07	345.2
1200-1399	54,080	1,269.45	4.51	0.1

The following table sets forth a summary of stock options exercisable at March 31, 2025.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price per share (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-199	1,188,860	157.91	0.76	1,415.3
200-399	88,958,357	269.18	2.81	96,000.9
400-599	31,580,712	491.68	2.41	27,054.4
600-799	11,731,359	743.89	3.58	7,091.1
800-999	4,244,735	897.57	4.03	1,913.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2026.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2025	32,162,904	373.82
Add: Granted during the year	12,833,970	424.14
Less: Vested during the year	17,375,168	331.32
Less: Forfeited during the year	962,092	430.79
Unvested at March 31, 2026	26,659,614	423.69

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2025.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2024	39,435,440	306.85
Add: Granted during the year	15,964,860	444.76
Less: Vested during the year	21,345,542	304.60
Less: Forfeited during the year	1,891,854	357.55
Unvested at March 31, 2025	32,162,904	373.82

The following table sets forth a summary of the Bank’s unvested stock units outstanding at March 31, 2026.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2025	7,471,639	1,029.38
Add: Granted during the year	4,231,550	1,328.15
Less: Vested during the year	2,627,021	1,018.64
Less: Forfeited during the year	481,163	1,171.99
Unvested at March 31, 2026	8,595,005	1,171.77

The following table sets forth a summary of the Bank’s unvested stock units outstanding at March 31, 2025.

	Number of options	Weighted-average fair value per share at grant date (Rupees)
Unvested at April 1, 2024	4,188,110	879.43
Add: Granted during the year	4,964,420	1,120.43
Less: Vested during the year	1,313,006	904.82
Less: Forfeited during the year	367,885	995.55
Unvested at March 31, 2025	7,471,639	1,029.38

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options based on Black-Scholes model.

Year ended March 31,
	2026	2025	2024
Risk-free interest rate	5.84% to 6.16%	6.42% to 7.11%	6.88% to 7.32%
Expected term	3.53 years to 5.53 years	3.43 years to 5.43 years	3.23 years to 5.23 years
Expected volatility	19.70% to 31.13%	18.01% to 33.27%	24.78% to 37.41%
Expected dividend yield	0.70% to 0.74%	0.65% to 0.83%	0.56% to 0.85%

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of units based on Black-Scholes model.

	Year ended March 31,
	2026	2025	2024
Risk-free interest rate	5.97% to 6.05%	6.42% to 7.09%	6.82% to 6.94%
Expected term	1.58 years to 3.58 years	1.58 years to 3.58 years	1.58 years to 3.58 years
Expected volatility	18.39% to 20.84%	16.49% to 24.72%	23.63% to 36.56%
Expected dividend yield	0.74%	0.72% to 0.74%	0.56%

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

The key assumptions for the year ended March 31, 2026 also includes the key assumptions used for options/units granted to employees of ICICI Securities Limited in accordance with the Scheme.

19.      Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

	Rupees in million
	Year ended March 31,
	2026	2025	2024
Interest income	1,952,184.6	1,863,314.7	1,595,159.2
Interest expense	890,285.8	890,276.5	741,081.6
Net interest income	1,061,898.8	973,038.2	854,077.6
Provision for loan losses & others	62,447.9	41,056.5	30,074.5
Provision for depreciation on investments	(6,059.6)	8,001.1	7,049.6
Net interest income after provision for loan losses and investments	1,005,510.5	923,980.6	816,953.5
Non-interest income	1,168,999.0	1,082,554.7	765,218.0
Non-interest expense	1,403,936.2	1,277,999.8	977,827.9
Income before income tax expense, minority interest and share of profit in associates	770,573.3	728,535.5	604,343.6
Income tax expense	193,839.4	184,348.3	154,276.2
Income before minority interest and share of profit in associates	576,733.9	544,187.2	450,067.4
Add: Share of profit in associates	2,628.6	1,506.6	10,737.7
Net profit for the year before minority interest	579,362.5	545,693.8	460,805.1
Less: Minority interest	37,285.5	35,401.8	18,241.4
Net income	542,077.0	510,292.0	442,563.7
Earnings per equity share: (Rs.)
Basic	75.89	72.41	63.19
Diluted	74.77	71.14	61.96
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	7,143	7,048	7,004
Diluted	7,247	7,167	7,132

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Rupees in million
	At March 31,
	2026	2025
Assets
Cash and cash equivalents[1]	2,649,807.2	2,140,234.6
Investments[1]	8,707,198.8	8,863,768.1
Loans, net[1,2]	16,446,579.7	14,206,637.1
Property, plant and equipment	174,142.8	158,122.3
Goodwill	105,500.5	84,594.3
Deferred tax asset (net)	42,621.3	48,410.0
Interest accrued, outstanding fees and other income	248,207.2	249,019.1
Assets held for sale	60.6	1.9
Other assets[1]	770,861.6	671,626.7
Total assets	29,144,979.7	26,422,414.1

Liabilities
Interest-bearing deposits	15,583,743.7	14,041,328.9
Non-interest bearing deposits	2,716,457.5	2,375,045.1
Short-term borrowings and trading liabilities	963,886.2	934,004.2
Long-term debt	1,238,756.6	1,254,830.2
Other liabilities	4,846,422.0	4,529,779.2
Total liabilities	25,349,266.0	23,134,987.6

Minority interest	165,109.6	148,367.4
Stockholders’ equity	3,630,604.1	3,139,059.1
Total liabilities and stockholders’ equity	29,144,979.7	26,422,414.1

1.	Includes cash and cash equivalents, investments, loans and other assets amounting to Rs. 267,426.3 million (March 31, 2025: Rs. 304,219.7 million) pledged as security towards short-term borrowings amounting to Rs. 244,890.8 million (March 31, 2025: Rs. 292,050.8 million).

2.	Includes loans amounting to Rs. 303,708.0 million (March 31, 2025: Rs. 282,717.7 million) pledged as security towards long-term borrowings amounting to Rs. 293,304.7 million (March 31, 2025: Rs. 275,066.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

							Rupees in million
	Equity share capital	Employee stock options outstanding		Securities premium	Revenue and other reserves[1]	Other special reserves[2]	Stockholders’ equity
Balance at April 1, 2025	14,246.0	20,698.4		606,132.8	1,369,700.8	1,128,281.1	3,139,059.1
Proceeds from issue of share capital	76.3	..		17,075.8	..	..	17,152.1
Additions during the year	..	9,687.0	[3]	..	305,016.7	184,605.0	499,308.7
Deductions during the year	..	(3,564.7)[4]		(168.1)	(20,019.9)[5,6]	(1,163.1)[7]	(24,915.8)
Balance at March 31, 2026	14,322.3	26,820.7		623,040.5	1,654,697.6	1,311,723.0	3,630,604.1

1.	Includes revenue and other reserves, AFS reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents cost of employee stock options/units recognized during the year.

4.	Represents amount transferred to Securities Premium on account of exercise of employee stock options/units and to General Reserve on lapses of employee stock options/units.

5.	Includes Rs. 4,437.3 million towards deduction in fair value change account of insurance subsidiaries due to fair valuation of investments held insurance subsidiaries.

6.	Includes movement on account of deconsolidation and change in ownership interest in consolidating entities.

7.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

								Rupees in million
	Equity share capital	Employee stock options outstanding		Securities premium		Revenue and other reserves[1]	Other special reserves[2]	Stockholders’ equity
Balance at April 1, 2024	14,046.8	14,053.2		519,436.4		1,046,835.5	967,066.4	2,561,438.3
Proceeds from issue of share capital	199.2	..		86,696.4	[3]	..	..	86,895.6
Additions during the year	..	8,866.2	[4,5]	..		328,297.4	162,891.4	500,055.0
Deductions during the year	..	(2,221.0)[6]		..		(5,432.1)[7]	(1,676.7)[8]	(9,329.8)
Balance at March 31, 2025	14,246.0	20,698.4		606,132.8		1,369,700.8	1,128,281.1	3,139,059.1

1.	Includes revenue and other reserves, AFS reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Includes Rs. 68,876.0 million on account of issuance of equity shares to the shareholders of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and the respective shareholders for delisting of ICICI Securities Limited.

4.	Includes cost of employee stock options/units recognized during the year.

5.	Includes Rs. 964.7 million towards creation of ESOP reserve for the options/units granted to employees of ICICI Securities Limited in accordance with the scheme of arrangement between ICICI Bank Limited and ICICI Securities Limited and their respective shareholders for delisting of ICICI Securities Limited.

6.	Represents amount transferred to Securities Premium on account of exercise of employee stock options/units and to General Reserve on lapses of employee stock options/units.

7.	Includes Rs. 3,693.8 million towards deduction in fair value change account of insurance subsidiaries due to fair valuation of investments held insurance subsidiaries.

8.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

										Rupees in million
	Equity share capital	Employee stock options outstanding		Securities premium		Revenue and other reserves[1]		Other special reserves[2]		Stockholders’ equity
Balance at April 1, 2023	13,967.8	7,608.8		507,229.5		797,727.0		818,444.9		2,144,978.0
Proceeds from issue of share capital	79.0	..		12,206.1		..		..		12,285.1
Additions during the year	..	7,028.4	[3]	0.8	[4]	249,252.8	[5]	149,601.6	[6]	4,05,883.6
Deductions during the year	..	(584.0)[7]		..		(144.3)		(980.1)[8]		(1,708.4)
Balance at March 31, 2024	14,046.8	14,053.2		519,436.4		1,046,835.5		967,066.4		2,561,438.3

1.	Includes revenue and other reserves, unrealized investment reserve and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, capital reserve, foreign currency translation reserve, revaluation reserve, investment fluctuation reserve and capital redemption reserve.

3.	Represents cost of employee stock options/units recognized during the year.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Includes Rs. 4,308.9 million towards addition in fair value change account of insurance subsidiaries due to fair valuation of investments held insurance subsidiaries.

6.	Includes transfer of accumulated translation loss of Rs. 3,396.6 million related to closure of Bank’s Offshore Banking Unit, SEEPZ Mumbai, to profit and loss account in terms of Accounting Standard 11 - The Effects of Changes in Foreign Exchange Rates.

7.	Represents amount transferred to Securities Premium on account of exercise of employee stock options and to General Reserve on lapses of employee stock options.

8.	Includes amount transferred from revaluation reserve to general reserve on account of incremental depreciation charge on revaluation and revaluation surplus on premises sold. Also includes the amount of loss on revaluation of certain assets which were held for sale.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

			Rupees in million
	March 31, 2026	March 31, 2025	March 31, 2024
Balance at the beginning of the year	1,183,850.7	898,257.8	656,386.8
Additions during the year	542,077.0	510,292.0	442,563.7
Dividend	(78,531.5)	(70,412.7)	(55,986.0)
Deductions during the year[1]	(164,820.1)	(154,286.4)	(144,706.7)
Balance at the end of the year	1,482,576.1	1,183,850.7	898,257.8

1.	Includes appropriations/transfers to other reserves and movement on account of deconsolidation and change in ownership interest in consolidating entities.

The cash flow statement is in compliance with the requirements of AS 3 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

	Rupees in million
	Year ended March 31,
	2026	2025	2024
Conversions of loans to investments	0.0	49.9	3,912.2
Interest paid	890,388.9	887,107.7	735,486.2
Interest and dividend received	1,953,966.9	1,833,487.8	1,537,708.7

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

Cash and balances with reserve bank of India and balances with banks and money at call and short notice

The carrying amounts reported in the balance sheet approximate fair values because a substantial amount of the portfolio has maturities of less than three months. The cash and balances with banks and money at call and short notice are classified as Level 1 instruments in view of absence of any significant market observable data for valuation of these instruments.

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

Other assets and liabilities

Other assets and liabilities also include financial instruments such as sundry receivables and payables such deposits, interest/fee receivables/payables and are predominantly classified as Level 3 instruments in view of absence of any significant market observable data for valuation of these instruments.

Further, financial instruments which are accounted at fair value on a recurring/non-recurring basis are disclosed in note 22.d) fair value measurement.

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

			Rupees in million
	At March 31, 2026		At March 31, 2025
	Carrying value	Estimated Fair Value	Carrying value	Estimated fair value
Financial assets
Cash and balances with Reserve Bank of India	1,212,371.9	1,212,371.9	1,202,409.1	1,202,409.1
Balances with banks and money at call and short notice	1,437,435.3	1,437,435.3	937,825.5	937,825.5
Investments	8,707,198.8	8,709,556.5	8,863,768.1	9,009,454.1
Advances	16,446,579.7	16,452,272.2	14,206,637.1	14,324,795.1
Other assets	997,966.2	997,966.2	883,426.0	883,426.0
Total	28,801,551.9	28,809,602.1	26,094,065.8	26,357,909.8
Financial liabilities
Interest-bearing deposits	15,583,710.6	15,663,437.8	14,041,323.2	14,109,762.6
Non-interest-bearing deposits	2,716,490.6	2,716,490.6	2,375,050.9	2,375,050.9
Borrowings	2,202,642.8	2,170,082.7	2,188,834.5	2,183,091.7
Other liabilities and provisions	1,505,236.6	1,505,236.6	1,242,878.1	1,242,878.1
Total	22,008,080.6	22,055,247.7	19,848,086.7	19,910,783.3

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

1.    Net income reconciliation

		Rupees in million
		Year ended March 31,
	Note	2026	2025	2024
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		542,077.0	510,292.0	442,563.7

Adjustments on account of:

Allowance for credit losses	(a)	7,439.2	(14,130.0)	(53,217.1)

Business combinations	(b)	(3,589.3)	(3,610.2)	140,326.1

Consolidation	(c)	8,073.6	11,176.0	20,829.1

Valuation of debt and equity securities	(d)	(4,777.0)	(21,106.8)	33,270.6

Amortization of fees and costs	(e)	9,010.2	8,491.7	5,306.0

Accounting for derivatives	(f)	520.5	506.8	(1,107.2)

Accounting for compensation costs	(g)	(659.8)	56.7	(684.2)

Accounting for securitization	(h)	(127.1)	569.2	325.9

Income tax benefit/(expense)	(i)	3,933.5	19,743.9	18,278.4

Others	(j)	(1,526.1)	1,553.7	7,872.2

Total impact of all adjustments		18,297.7	3,251.0	171,199.8

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		560,374.7	513,543.0	613,763.5
Net income as per U.S. GAAP attributable to non-controlling interests[1]		23,677.9	30,633.7	15,114.5
Total net income as per U.S. GAAP		584,052.6	544,176.7	628,878.0

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		75.89	72.41	63.19

U.S. GAAP (consolidated)		78.45	72.87	87.63

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		74.77	71.14	61.96

U.S. GAAP (consolidated)		77.29	71.57	85.89

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 37,285.5 million (March 31, 2025: Rs. 35,401.8 million and March 31, 2024: Rs. 18,241.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.    Stockholders’ equity reconciliation

		Rupees in million
		At March 31,
	Note	2026	2025
Consolidated net worth as per Indian GAAP excluding minority interests[1]		3,630,604.1	3,139,059.1

Adjustments on account of:

Allowance for credit losses	(a)	(20,191.7)	(27,524.6)

Business combinations	(b)	384,710.3	388,299.6

Consolidation	(c)	(1,733.7)	9,373.6
Valuation of debt and equity securities	(d)	3,917.3	73,888.8

Amortization of fees and costs	(e)	59,538.7	54,472.6

Accounting for derivatives	(f)	975.2	454.8

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(340.1)	(206.9)

Income tax assets/(liabilities)	(i)	45,902.5	24,947.5

Others	(j)	(12,450.0)	(7,959.8)

Total impact of all adjustments		460,328.5	515,745.6

ICICI Bank stockholders’ equity as per U.S. GAAP		4,090,932.6	3,654,804.7
Non-controlling interests[1,2,3]		431,236.9	426,882.1
Total equity as per U.S. GAAP		4,522,169.5	4,081,686.8

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 165,109.6 million (March 31, 2025: Rs. 148,367.4 million).

2.	Each of the adjustments in the above table is net of the related impact to non-controlling interests. The adjustments to non-controlling interests included within the above adjustments are on account of the impact of business combination accounting of. Rs. 334,111.2 million at March 31, 2026, along with corresponding impact on deferred taxes: Rs. (11,896.8) million (March 31, 2025: Rs. 337,831.6 million; corresponding impact of deferred taxes: Rs. (12,962.7) million), impact of amortization of fees and costs at March 31, 2026: Rs. 13,929.4 million, along with corresponding deferred taxes: Rs. (3,505.7) million (at March 31, 2025: Rs. 10,718.0 million; corresponding impact on deferred taxes: Rs. (2,697.5) million) and impact of valuation of debt and equity securities at March 31, 2026: Rs. (1,320.8) million, along with corresponding impact on deferred taxes Rs. 332.4 million (at March 31, 2025: Rs. 5,498.0 million; corresponding impact on deferred taxes: Rs. (1,383.7) million).

3.	Accordingly, on an aggregate basis (including impact on ICICI Bank stockholders’ equity and impact on non controlling interest), at March 31, 2026, the impact of business combination accounting amounts to Rs. 718,821.5 million, along with corresponding impact on deferred taxes: Rs (22,792.0) million (March 31, 2025: Rs. 726,131.2 million; corresponding impact of deferred taxes: Rs (24,687.9) million), the impact of amortization of fees and costs amounts to Rs. 73,468.1 million, along with corresponding deferred taxes: Rs. (18,490.5) million (March 31, 2025: Rs. 65,190.6 million; corresponding impact of deferred taxes: Rs. (16,407.2) million and impact of valuation of debt and equity securities amounts to Rs. 2,596.5 million along with corresponding deferred taxes: Rs (653.5) million (March 31, 2025: Rs. 79,368.8 million; corresponding impact of deferred taxes: Rs. (25,814.9) million)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

a)	Allowance for credit losses

The differences in the credit losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Expected credit losses on commercial loans based on individual assessment, which do not share similar risk characteristics with other loans under U.S. GAAP as compared to provisions based on graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by the Reserve Bank of India guidelines under Indian GAAP for the Bank.

ii.	Expected credit losses on the loans sharing similar risk characteristics under U.S. GAAP as compared to prescriptive/graded provisioning, subject to minimum provisioning rate, as per the Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Expected credit losses on non-cancellable loan commitments, non-fund exposures and other financial assets under U.S. GAAP as compared to estimated provision on expected devolvement of guarantees on certain borrowers classified as non-performing under Indian GAAP for the Bank.

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

Under Indian GAAP, as per Reserve Bank of India guidelines, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. As per Reserve Bank of India guidelines, a provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has eroded and fallen below 50% as compared to the previously assessed security value. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three-year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be provided for. Provisions are generally made by the Bank on non-performing loans as per internal provisioning norms, subject to minimum provisioning requirements of Reserve Bank of India.

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

The Bank transfers certain loans to borrower specific funds/trusts managed by asset reconstruction companies in exchange for security receipts issued by the funds/trusts, as part of the strategy for resolution of non-performing assets. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and they aim to improve the recoveries of banks on non-performing assets by aggregating lender interests and speeding up the enforcement of security interests by lenders. While under Indian GAAP, such transfers are recognized as a sale, and provision is held against security receipts received by the Bank as a consideration, under U.S. GAAP these transfers are not recognized as a sale due to the following reasons:

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

•	Small and micro enterprise sectors, which attract a provisioning requirement of 0.25%,

•	Advances to commercial real estate residential, non-residential sectors and project under implementations which attract a provisioning requirement of 0.75% and 1.0% respectively,

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

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Differences due to expected credit losses on commercial loans evaluated on individual basis	(809.0)	(11,032.8)	(12,392.8)
Differences due to expected credit losses on loans evaluated on collective basis	(165.3)	(1,876.7)	(39,472.4)
Differences due to expected credit losses on undrawn commitments, non-fund exposures and other financial assets	8,413.5	(1,220.5)	(1,351.9)
Total differences in allowance from loan losses	7,439.2	(14,130.0)	(53,217.1)

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

The differences arising due to business combinations are primarily on account of:

i)	Accounting for intangible assets and goodwill; and

ii)	Acquisition of control in former equity affiliates

During fiscal 2024, the Bank re-acquired control in ICICI Lombard General Insurance Company Limited. Accordingly, the existing investments in ICICI Lombard General Insurance Company Limited were fair valued on the date of acquisition of control based on the closing market price of shares of ICICI Lombard General Insurance Company Limited. This resulted in a fair value gain amounting to Rs. 140,173.7 million which was recognized in the statement of net income. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets of ICICI Lombard General Insurance Company Limited from the fair value of equity interest held by the Bank and fair value of minority interest in ICICI Lombard General Insurance Company Limited. Accordingly, goodwill of Rs. 557,733.7 million and intangibles of Rs. 103,963.3 million were recorded under U.S. GAAP. Since, ICICI Lombard General Insurance Company Limited was acquired in February 2024, the results of fiscal 2024 may not be comparable with fiscal 2025 and 2026 to this extent. The goodwill was allocated to the General insurance segment of the Group. The goodwill recognized is not available for amortization under tax laws. Further, during fiscal 2024, the Bank also acquired control in I-Process Services (India) Private Limited and has recognized a bargain purchase gain of Rs. 358.5 million.

On 12 January 2026, the Bank acquired 100% stake in ICICI Pension Fund Management Limited from ICICI Prudential Life Insurance Company Limited for a consideration of Rs. 2,035.0 million, through a share purchase agreement. ICICI Pension Fund Management Limited was a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited which is an associate of the Bank under U.S. GAAP. As a result of this acquisition, ICICI Pension Fund Management Limited became a wholly owned subsidiary of the Bank. Accordingly, a intangible asset of asset management right amounting to Rs. 447.4 million and Goodwill of Rs. 184.5 million was recognized in U.S. GAAP.

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2026, 2025 and 2024.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Gain on acquisition of General insurance subsidiary	..	..	140,173.7
Gain on bargain purchase of other subsidiary	..	..	358.5
Amortization of intangibles	(3,684.5)	(3,705.3)	(307.6)
Others	95.2	95.1	101.5
Total difference in business combinations	(3,589.3)	(3,610.2)	140,326.1

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of life insurance subsidiary;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Profit/(loss) as per U.S. GAAP for life insurance subsidiary	32,501.5	33,568.7	43,530.5
Less: Profit/(loss) as per Indian GAAP for life insurance subsidiary	15,925.6	11,855.1	8,506.7
Net reconciliation difference for life insurance subsidiary[1]	16,575.9	21,713.6	35,023.8
Profit/(loss) from life insurance subsidiary attributable to the Group[2]	8,435.9	11,174.6	17,965.5

Profit/(loss) from equity affiliates and majority owned subsidiaries	..	..	2,869.5[3]
Impairment loss on investment in equity affiliate	..	..	..
Profit/(loss) on sale of equity affiliate	(355.7)	..	..
Profit/(loss) on consolidation of variable interest entities and special purpose entities	(6.5)	1.4	(5.9)
Total differences in consolidation	8,073.6	11,176.0	20,829.1
1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance subsidiary. See also- 22. Notes under U.S. GAAP – Insurance entities.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for life insurance subsidiary” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the life insurance subsidiary. As such, only a portion of “Net reconciliation difference for life insurance subsidiary” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from life insurance subsidiary attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate are discussed separately below.

3.	Represents the Group’s share in difference in profit/(loss) between Indian GAAP and U.S. GAAP for General insurance affiliate and amortization of intangibles. See also- 22. Notes under U.S. GAAP – Insurance entities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Prudential Corporation Holdings Limited (PCHL) has entered into definitive agreements on May 17, 2026 pursuant to which Prudential has agreed to acquire 75% stake in Bharti Life Insurance Company Limited (Proposed Transaction), subject to receipt of applicable regulatory approvals and satisfaction of certain conditions. On July 4, 2026, the Bank and PCHL entered into a letter of undertaking to mitigate any potential conflict of interest in the management of ICICI Prudential Life Insurance Company Limited (ICICI Life) pursuant to the Proposed Transaction.

In view of the Proposed Transaction ICICI Life has applied to the IRDAI for the reclassification of PCHL from “promoter” to “investor.” From the date of submission of reclassification application to IRDAI (Start Date) until the closing of the Proposed Transaction or such other date as directed by the IRDAI in writing (End Date), PCHL shall abstain from voting on any matters requiring special resolutions, so long as such matter does not adversely impact any right or interest of PCHL in ICICI Life. Further, the nominee director of Prudential has resigned from the Board of ICICI Life, with effect from the date on which the board of ICICI Life approved the reclassification application. Further, PCHL shall not nominate another director on the board of ICICI Life from Start Date to End Date.

Upon PCHL’s reclassification from ‘promoter’ to ‘investor’ becoming effective, parties shall take reasonable actions to amend the articles of association of ICICI Life to align the special resolution requirement with the Companies Act, 2013.

Consequent to the change in articles of association, the Bank would obtain control of ICICI Life under US GAAP, without any change in its ownership interest, and would be required to consolidate ICICI Life on a line by line basis.

Since the reclassification and the Proposed Transaction is subject to regulatory approval (that has not yet been obtained) and satisfaction of other conditions, the occurrence and timing of the transfer of control remains uncertain as of the date of these financial statements. Accordingly, this is a non-adjusting subsequent event, and no adjustment has been made to the Net income reconciliation for the year ended March 31, 2026 and stockholders’ reconciliation at March 31, 2026. ICICI Life continues to be accounted for under the equity method in the reconciliation at March 31, 2026. As the previously held interest would be remeasured at fair value on the date of obtaining the control, the amount of the remeasurement gain/(loss), and of goodwill and identified intangibles if any, cannot presently be estimated. The equity-method carrying amount of the Bank’s investment in ICICI Life was Rs. 133,139.3 million as at March 31, 2026. Based on the quoted market price of ICICI Life’s listed equity shares, the Bank expects that consolidation, if it occurs, would result in a material, non-recurring gain/(loss) on remeasurement of its previously held interest under U.S. GAAP.

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

Under Indian GAAP, till March 31, 2024, the unrealized losses at category level under held for trading and available for sale securities were taken to profit and loss account, and unrealized gains were ignored. From April 1, 2024, the Bank implemented the Master Direction on Classification, Valuation and Operations of Investment portfolio of Commercial Banks (Directions), 2023. On implementation of this master direction, the unrealized gains or losses on the investments (including equity investments) classified as fair value through profit and loss account are recognized in the profit and loss account. With respect to investments (including equity investments) classified as available for sale, the unrealized gains or losses on these investments under Indian GAAP are recognized in the available for sale reserve and for debt investments these gains or losses are subsequently reclassified to profit and loss account in the event of sale. With respect to investments classified as held to maturity and investments in subsidiaries, joint ventures and associates the unrealized gains and losses are not recognized, and investments are recognized at the carrying cost. Under U.S. GAAP, unrealized gains or losses on trading debt securities are recognized in the profit and loss account and unrealized gains or losses on debt securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ and debt investments classified as fair value through profit and loss account under Indian GAAP, are recognized in Other Comprehensive Income under stockholders’ equity except for the unrealized losses on securities identified as impaired which are recognized in profit and loss account. Under U.S. GAAP, unrealized gains or losses on equity securities were recognized in profit and loss account. Under Indian GAAP, till March 31, 2024, the investments are initially measured at transaction cost, while from April 1, 2024, on implementation of above mentioned master directions investments are initially measured at fair value which is in line with the accounting treatment provided under U.S. GAAP.

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

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Impact of differences in mark-to-market accounting for investment securities gain/(loss)	(9,658.3)	(21,453.9)	24,088.3
Impairment allowance on AFS securities under U.S. GAAP	(1,798.8)	(159.2)	(5,053.0)
Impact of currency revaluation gain on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in Other Comprehensive Income under U.S. GAAP	412.5	(247.3)	(436.6)
Impact of gain/(loss) on fair value accounting for financial interest in certain equity affiliates	2,094.5	596.2	12,105.3
Other gain/(loss)	4,173.1	157.4	2,566.6
Total gain/(loss)	(4,777.0)	(21,106.8)	33,270.6

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

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Loan origination (fees) and costs	3,630.7	(1,297.8)	5,803.9
Retirement benefit costs	2,383.8	1,885.5	(1,097.3)
Reinsurance commission and deferred acquisition costs	3,014.8	7,946.4	654.7[2]
Amortization of other costs	(19.1)	(42.4)	(55.3)
Total differences in amortization of fees and costs[1]	9,010.2	8,491.7	5,306.0
1.	Does not include any amount that is attributable to non-controlling interest holders.

2.	Represents difference in net income of General insurance subsidiary from the date of acquisition of control.

During fiscal 2026, the amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP, primarily due to higher direct loan origination costs on consumer loans incurred during this year offset by, amortization of loan origination costs deferred in previous years. During fiscal 2025, the amortization of loan origination fees and costs resulted in lower income under U.S. GAAP as compared to Indian GAAP, primarily due to lower direct loan origination costs on consumer loans incurred during this year which were deferred for amortization in subsequent years and during fiscal, 2024, the amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP, primarily due to higher direct loan origination costs on consumer loans incurred during this year.

While under Indian GAAP, actuarial gain or loss are recognized in profit and loss account, under U.S. GAAP, the actuarial gain/loss are recognized through other comprehensive income and thereafter amortized through profit and loss account. The actuarial loss for fiscal 2026 and 2025 recognized through other comprehensive income were higher as compared to amortization of actuarial losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being lower under U.S. GAAP in fiscal 2026 and fiscal 2025 as

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements compared to Indian GAAP. The actuarial gain for fiscal 2024 recognized through other comprehensive income were higher as compared to amortization of actuarial gains and losses for previous years from other comprehensive income under U.S. GAAP, resulting in retirement benefit costs being higher under U.S. GAAP in fiscal 2024 as compared to Indian GAAP. Further, during fiscal 2026, the past service cost resulting from labor code change was recognised in profit and loss account under Indian GAAP and was recognized in other comprehensive income under U.S. GAAP. This resulted in higher income under U.S. GAAP as compared to Indian GAAP for fiscal 2026. This past service cost would be amortized in profit and loss account over the remaining service period in profit and loss account under US GAAP.

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

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, since fiscal 2022, the Bank has started recognizing the compensation cost based on the fair value. The general insurance subsidiary of the Bank continues to recognize the compensation cost on intrinsic value bases. Under Intrinsic value method, compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The Group did not recognize an income tax benefit related to compensation costs for employee stock options or units.

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

The Bank has recognized current tax expense or benefit and recognized deferred tax assets or liabilities on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP with these offsetting amounts allocated to net income. Under U.S. GAAP, no deferred tax assets or liabilities are recognized on undistributed earnings of overseas branches where current taxes have been incurred and that current tax expense or benefit incurred has been allocated to Other Comprehensive Income.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, no deferred tax asset is recognized on land, which is not depreciable for income tax purposes. Under U.S. GAAP, a deferred tax asset is recognized for any temporary difference related to such assets including consideration of any indexation benefit available under tax laws. During fiscal 2025 indexation benefit was withdrawn based on Finance Act, 2024 and accordingly the deferred tax asset that existed under U.S. GAAP until March 31, 2024, was reversed in fiscal 2025.

Deferred tax assets and liabilities are recognized for the income tax impact of the non-tax adjustments that result from the application of U.S. GAAP.

The following table sets forth, for the periods indicated, the components of the adjustments to income tax (expense)/benefit in the net income reconciliation.

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Deferred tax on temporary differences related to subsidiaries, branches and affiliates[1]	(2,293.1)	3,657.6	(10,739.1)
Deferred tax on unabsorbed depreciation or carried forward losses	(1,661.5)	1,286.7	1,237.8
Deferred tax on Special Reserve	8,474.4	7,968.2	7,793.9
Deferred tax on temporary difference on property and equipment	..	(513.5)	13.3
Income tax impact of non-tax U.S. GAAP adjustments	(586.3)	7,344.9	19,972.5
Total differences in income taxes benefit/(expense)	3,933.5	19,743.9	18,278.4
1.	During fiscal 2024, the tax effects of temporary differences related to investments in ICICI General were reversed, as ICICI General ceased to be an associate and became a subsidiary and U.S GAAP prohibits the recognition of a deferred tax asset for investments in subsidiaries for which the temporary difference isn’t apparent to reverse in the foreseeable future.

At March 31, 2026, ICICI Bank stockholders’ equity was higher by Rs. 45,902.5 million (March 31, 2025: higher by Rs. 24,947.5 million), under U.S. GAAP as compared to Indian GAAP on account of income tax adjustments, of which deferred tax on temporary differences related to subsidiaries, branches and affiliates amounted to Rs. 17,156.5 million (March 31, 2025: Rs. 20,641.1 million), deferred taxes not being recognized under U.S. GAAP related to foreign currency translation reserves pertaining to overseas branches amounted to Rs. (2,928.9) million (March 31, 2025: Rs. (542.8) million), deferred tax on unabsorbed depreciation or carried forward losses amounted to Rs. 2,276.8 million (March 31, 2025: Rs. 3,938.3 million), deferred tax on Special Reserve amounted to Rs. 61,101.5 million (March 31, 2025: Rs. 52,627.1 million) and income tax impact of non-tax U.S. GAAP adjustments amounted to Rs. (31,703.4) million (March 31, 2025: Rs. (51,716.2) million). Further, total equity as per U.S. GAAP was higher by Rs. 32,210.5 million (March 31, 2025: Rs. 7,619.5 million) as compared to Indian GAAP on a gross basis including the share of non-controlling interests as a result of all adjustments to deferred taxes. Within this amount, the income tax impact of non-tax U.S. GAAP adjustments was Rs. (45,395.4) million at March 31, 2026 on a gross basis including the share of non-controlling interests (March 31, 2025: Rs. (69,044.2) million), while all other income tax adjustments on a gross basis were the same as the amount net of non-controlling interests.

See note on "Consolidated Financial Statements - Schedules to the consolidated financial statements - Schedule 18A - Notes forming part of the accounts - 9. Deferred tax" for Indian GAAP presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 39,450.4 million at March 31, 2026 (March 31, 2025: Rs. 37,795.2 million). Under U.S. GAAP, fixed assets (net of accumulated depreciation) are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 1,143.2 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2026 (Rs. 848.0 million for the year ended March 31, 2025, and Rs. 812.5 million for the year ended March 31, 2024).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. There was a lower profit of Rs. 2,987.6 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2026 (higher profit of Rs. 140.8 million for the year ended March 31, 2025, and higher profit of Rs. 7,095.1 million for the year ended March 31, 2024).

Under Indian GAAP, the Bank recognizes the lease cost on a straight-line basis over the period of lease. Under U.S. GAAP, the Bank recognizes the right to use assets and lease liabilities in case of leases and recognizes the lease cost on a straight-line basis over the period of lease which includes interest expense on lease liabilities and depreciation on right to use assets. There was a lower profit of Rs. 49.7 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2026 (higher profit of Rs. 265.5 million for the year ended March 31, 2025, and lower profit of Rs. 217.2 million for the year ended March 31, 2024).

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

	Rupees in million
Particulars	Year ended March 31, 2026	Year ended March 31, 2025
Mortgage backed securitizations (funded)
Significant investment in unconsolidated variable interest entities	..	..
Investment in consolidated variable interest entities	1,426.5	1,425.8
Total investment in variable interest entity assets (gross assets)	1,426.5	1,425.8

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

	Rupees in million
Particulars	At March 31, 2026	At March 31, 2025
Investments	365.2	442.0
Loans	827.8	804.8
Total assets	1,193.0	1,247.1
Borrowings	187.0	221.7
Total liabilities	187.0	221.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 146,873.1 million at March 31, 2026 (March 31, 2025: Rs. 160,214.5 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these variable interest entities, nor was the Bank involved in the design of these variable interest entities. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

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

The following table, for the periods indicated, provides details of fair value accounting of financial interests

		Rupees in million
Particulars	At March 31, 2026	At March 31, 2025
Carrying value of loans and guarantees[1]	12,724.5	15,847.6
Fair value of loans and guarantees	8,712.9	10,284.0
Of which, fair value of loans outstanding for more than 90-days past due	374.4	845.0
Fair value loss on loans and guarantees	4,011.6	5,563.6
Of which, fair value loss on loans outstanding for more than 90-days due	2,683.8	3,767.9
Fair value on investment in these financial interests	10,167.7	11,383.3

1.	The Bank has not recognized interest separately on these loans.

The Group’s shareholding in these entities at March 31, 2026 is as below:

Sr. No.	Name of the entity	Ownership interest
1.	Usher Agro limited	10.88%
2.	Gammon India Limited	10.65%
3.	Jaiprakash Power Ventures Limited	10.13%
4.	GOL Offshore Limited	9.11%
5.	IVRCL Limited	7.98%
6.	Pratibha Industries Limited	3.01%
7.	Adhunik Power and Natural Resources Limited	1.77%
8.	Aster Private Limited	1.77%
9.	Patel Engineering Limited	0.77%
10.	Ballarpur Industries Limited	0.68%
11.	Diamond Power Infrastructure Limited	..1
12.	Vishwa Infrastructure and Services Private Limited	..1
13.	Coastal Projects Limited	..1
1.	The Bank does not hold any equity investments in these entities but have loans and guarantees outstanding which are fair valued.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

		Rupees in million
Debt securities	At March 31, 2026	At March 31, 2025
Government securities	429,765.1	585,914.9
Corporate debt securities	263,127.7	271,868.2
Other debt securities	84,829.8	132,844.8
Total	777,722.6	990,627.9

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

	Rupees in million
	At March 31, 2026
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Government securities	3,974,475.1	36,951.7	(18,421.6)	3,993,005.3
Corporate debt securities	465,604.0	5,053.6	(1,226.0)	469,431.5
Other debt securities	246,834.1	1,795.3	(175.5)	248,453.9
Total debt securities	4,686,913.2	43,800.6	(19,823.1)	4,710,890.7
Other securities	..	..	..	..
Total	4,686,913.2	43,800.6	(19,823.1)	4,710,890.7

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

	Rupees in million
	At March 31, 2025
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Government securities	3,971,020.5	95,206.6	(1,178.3)	4,065,048.8
Corporate debt securities	413,174.3	10,399.8	(530.8)	423,043.3
Other debt securities	268,251.4	7,470.7	(131.7)	275,590.5
Total debt securities	4,652,446.2	113,077.1	(1,840.8)	4,763,682.5
Other securities	..	..	..	..
Total	4,652,446.2	113,077.1	(1,840.8)	4,763,682.5

The fair value of the Group’s investment in equity securities based on readily determinable fair value at March 31, 2026, was Rs. 172,145.9 million (at March 31, 2025: Rs. 165,195.1 million) and fair value of observable orderly transactions at March 31, 2026, was Rs. 4,592.8 million (at March 31, 2025: Rs. 11,025.2 million). The Group recorded a gain of Rs. 2,324.4 million on securities fair valued based on observable price in orderly transactions during fiscal 2026 (fiscal 2025: gain of Rs. 1,473.5 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Further, the Group’s investments portfolio also contains investments held by its venture capital subsidiary, investments in non-readily marketable securities and investments in affiliates. The fair value of investments held by the venture capital subsidiary was Nil at March 31, 2026 and Rs. 56.6 million at March 31, 2025. Non-readily marketable securities primarily represent investments in affiliates and investment in start-up entities or investments acquired on conversion of loans in debt restructurings. The investments in non-readily marketable securities and investment in affiliates was Rs. 173,868.5 million at March 31, 2026, and Rs. 145,923.5 million at March 31, 2025. Further, the fair value of certain investments, where Bank has opted for fair value accounting was Rs. 10,167.7 million at March 31, 2026, and Rs. 11,383.3 million at March 31, 2025, under ASC Subtopic 825-10 “Financial Instruments”.

d)	Fair value measurements

The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets on reporting date. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, certificate of deposits, commercial papers, futures and forex spots and forwards.

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

India-linked non-Rupee denominated bonds, which are not quoted are valued by discounting cash flows using rates incorporating fair market spreads published by Bloomberg/Reuters corresponding to the international foreign currency ratings of the issuer (capped at international sovereign rating) along with mark-up. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgage backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

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

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust/originator makes a number of assumptions with regard to various variables to arrive at the estimated cashflows. The cash flow schedule received from the trust is discounted at the base yield curve rates and credit spreads published by Financial Benchmark India Private Limited and Fixed Income Money Markets & Derivatives Association of India at month ends. Accordingly, these instruments are classified as Level 3 instruments. A reduction in the estimated cash flows of these instruments will adversely impact the value of these certificates. A change in the timing of these estimated cash flows will also impact the value of these certificates.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring/non-recurring basis at March 31, 2026 and the level of inputs used to measure those products.

			Rupees in million
Description
	Level 1	Level 2	Level 3	Total
Investments
Equity shares	121,757.3	..	4,476.1[6]	126,233.4
Government debt securities	2,268,233.8	2,154,536.5	..	4,422,770.3
Corporate debt securities	351,080.8	379,747.6	1,991.2	732,819.6
Mortgage and other asset backed securities	..	..	146,508.3	146,508.3
Others[1]	200,046.7	35,473.5	135.16	235,655.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

			Rupees in million
Description
	Level 1	Level 2	Level 3	Total
Sub-total	2,941,118.6	2,569,757.6	153,110.7	5,663,986.9
Security receipts[2]				..
Venture fund units[2]				17,005.3
Total investments				5,680,992.2
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	62,912.9	1,790.6	64,703.5
Currency derivatives (including foreign exchange derivatives)[4]	1,471.0	136,597.7	..	138,068.7
Equity derivatives	2.7	..	..	2.7
Total positive mark-to-market	1,473.7	199,510.6	1,790.6	202,774.9
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(52,975.4)	(910.7)	(53,886.1)
Currency derivatives (including foreign exchange derivatives)[4]	(5,205.9)	(170,290.2)	..	(175,496.1)
Equity derivatives	..	..	..	..
Total negative mark-to-market	(5,205.9)	(223,265.6)	(910.7)	(229,382.2)
Borrowings/deposits
Deposits	..	(10,026.5)	..	(10,026.5)
Bonds/deposits	..	(378,444.9)	..	(378,444.9)
Total borrowings/deposits	..	(388,471.4)	..	(388,471.4)
Loans
Loans[5]	..	..	8,712.9	8,712.9
Total loans	..	..	8,712.9	8,712.9

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy as per ASC Subtopic 820-10-35-54B.

3.	Foreign currency interest rate swaps, forward rate agreements and swap options and are also included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	Represents loans given to affiliates where bank has opted for fair valuation option.

6.	Represents investments fair valued based on measurement alternative by considering observable price in orderly market transactions occurred during the year on a non-recurring basis.

7.	During Fiscal 2026, the Bank has enhanced its policy on levelling for the purpose of fair value hierarchy which involves refinement of active market assessment based on recency of trades as of the measurement date and accordingly the leveling of securities has been updated to that extent.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring/non-recurring basis at March 31, 2025 and the level of inputs used to measure those products.

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity shares	122,140.1	..	9,452.66	131,592.8
Government debt securities	4,001,090.0	649,873.7	..	4,650,963.7
Corporate debt securities	465,309.8	225,496.5	4,965.8	695,772.1
Mortgage and other asset backed securities	..	..	164,559.4	164,559.4
Others[1]	87,641.6	194,765.8	1,022.4	283,429.8
Sub-total	4,676,181.6	1,070,136.0	180,000.2	5,926,317.8
Security receipts[2]				..
Venture fund units[2]				15,653.8
Total investments				5,941,971.6
Derivatives (positive mark-to-market)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

			Rupees in million
Description	Level 1	Level 2	Level 3	Total
Interest rate derivatives[3]	..	64,035.7	1,278.0	65,313.7
Currency derivatives (including foreign exchange derivatives)[4]	1,100.3	68,660.8	..	69,761.1
Equity derivatives	..	..	..	..
Total positive mark-to-market	1,100.3	132,696.5	1,278.0	135,074.8
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(61,555.6)	(628.8)	(62,184.3)
Currency derivatives (including foreign exchange derivatives)[4]	(364.7)	(107,070.9)	..	(107,436.6)
Equity derivatives	(3.0)	..	..	(3.0)
Total negative mark-to-market	(367.7)	(168,626.5)	(628.8)	(169,622.9)
Borrowings/deposits
Deposits	..	(10,114.9)	..	(10,114.9)
Bonds/deposits	..	(378,673.0)	..	(378,673.0)
Total borrowings/deposits	..	(388,787.9)	..	(388,787.9)
Loans
Loans[5]	..	..	10,284.0	10,284.0
Total loans	..	..	10,284.0	10,284.0

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy as per ASC Subtopic 820-10-35-54B.

3.	Foreign currency interest rate swaps, forward rate agreements and swap options and are also included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

5.	Represents loans given to affiliates where bank has opted for fair valuation option.

6.	Represents investments fair valued based on measurement alternative by considering the observable price in orderly market transactions occurred during the year on a non-recurring basis.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2026.

						Rupees in million
Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2025	9,452.6	4,965.9	164,559.5	1,022.4	180,000.4	10,284.0
Total gains or losses (realized/unrealized)	(56.6)	..	..	..	(56.6)	..
-Translation adjustment	3.9	..	164.7	..	168.6	..
-Included in earnings	1,917.9	3,932.4	74.0	(98.8)	5,825.5	1,646.5
-Included in Other Comprehensive Income	..	(1,935.4)	(5,528.9)	..	(7,464.3)	..
Purchases/additions	260.8	..	67,630.9	..	67,891.7	..
Sales	..	..	..	..	..	..
Issuances	..	..	1,069.6	..	1,069.6	..
Settlements	..	(4,971.7)	(81,461.4)	(143.2)	(86,576.3)	(3,217.6)
Transfers in Level 3	1,179.4[2]	..	..	237.3[2]	1,416.7	..
Transfers out of Level 3	(8,281.9)[3]	..	..	(882.6)[3]	(9,164.5)	..
Foreign currency translation adjustment	..	..	..	..	..	..
Ending balance at March 31, 2026	4,476.1	1,991.2	146,508.4	135.1	153,110.8	8,712.9

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	1,927.8	925.0	30.1	(107.3)	2,775.5	1,646.5
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	..	(413.6)	(5,453.5)	..	(5,867.1)	..

1.	Includes India-linked asset backed securities.

2.	Represents investments fair valued under measurement alternative where the observable price under the orderly transactions were available during the year on non-recurring basis.

3.	Represents investments fair valued under measurement alternative where the observable price under the orderly transactions were not available during the year on non-recurring basis.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2025.

						Rupees in million
Description	Investments
	Equity shares	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2024	12,001.1	3,554.3	192,871.3	1,757.3	210,184.0	11,795.1
Total gains or losses (realized/unrealized)	..	..	..	..	..	..
-Translation adjustment	0.7	17.8	(54.9)	(13.5)	(49.9)	..
-Included in earnings	1,086.9	1,257.8	78.9	209.3	2,632.9	119.7
-Included in Other Comprehensive Income	(26.6)	1,613.7	2,764.3	0.1	4,351.5	..
Purchases/additions	80.0	..	75,395.6	..	75,475.6	..
Sales	..	..	..	..	..	..
Issuances	..	..	197.3	..	197.3	..
Settlements	(41.4)	(1,477.7)	(106,693.0)	..	(108,212.1)	(1,630.8)
Transfers in Level 3	385.2[2]	..	..	..	385.2	..
Transfers out of Level 3	(4,033.4)[3]	..	..	(930.8)[3]	(4,964.2)	..
Foreign currency translation adjustment	..	..	..	..	..	..
Ending balance at March 31, 2025	9,452.6	4,965.9	164,559.5	1,022.4	180,000.4	10,284.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	1,086.9	701.0	35.1	209.3	2,032.3	(271.6)
Total amount of gains or (losses) included in other comprehensive income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	4.3	1,667.0	2,793.8	..	4,465.1	..

1.	Includes India-linked asset backed securities.

2.	Represents investments fair valued under measurement alternative where the observable price under the orderly transactions were available during the year on non-recurring basis.

3.	Represents investments fair valued under measurement alternative where the observable price under the orderly transactions were not available during the year on non-recurring basis.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2026.

Rupees in million
Description
Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Total
Beginning balance at April 1, 2025	649.2	..	..	649.2
Total gains or losses(realized/unrealized)	..			..
-Translation adjustment	..			..
-Included in earnings	238.4	..	..	238.4
-Included in Other Comprehensive Income	..	..	..	..
Purchases	..	..	..	..
Sales	..	..	..	..
Issuances	..	..	..	..
Settlements	(7.7)	..	..	(7.7)
Transfers in Level 3	..	..	..	..
Transfers out of Level 3	..	..	..	..
Foreign currency translation adjustment	..	..	..	..
Reduction due to deconsolidation of entity	..	..	..	..
Ending balance at March 31, 2026	879.9			879.9

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	242.0	..	..	242.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2025.

Rupees in million
Description
Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Total
Beginning balance at April 1, 2024	2,510.3	..	..	2,510.3
Total gains or losses(realized/unrealized)	..			..
-Translation adjustment	..			..
-Included in earnings	(1,783.8)	..	..	(1,783.8)
-Included in Other Comprehensive Income	..	..	..	..
Purchases	..	..	..	..
Sales	..	..	..	..
Issuances	..	..	..	..
Settlements	(77.3)	..	..	(77.3)
Transfers in Level 3	..	..	..	..
Transfers out of Level 3	..	..	..	..
Foreign currency translation adjustment	..	..	..	..
Reduction due to deconsolidation of entity	..	..	..	..
Ending balance at March 31, 2025	649.2			649.2

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,883.7)	..	..	(1,883.7)

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

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2026.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	8,712.9	Discounted cash flow	Discounting rate	%	12.7%	46.0%	19.9%
				Loss Severity	%	0.6%	100%	26.0%
2	Investment
2A	Mortgage and other asset backed securities - India linked	145,046.3	Discounted cash flow	Yield	%	7.6%	11.8%	7.9%
2B	Mortgage and other asset backed securities - Non India linked	1,462.0	Discounted cash flow	Yield	%	2.3%	3.1%	2.7%
2C	Corporate Debt securities	1,991.2	Discounted cash flow	Discounting rate	%	10.1%	16.0%	15.2%
				Loss Severity	%	0.0%	100.0%	74.2%
2D	Equity shares - Non India Linked	11.4	Price Based	Listed price per share of the same issuer	USD	..	1,336.00	1,336.00
				Mark down for price per share	%	..	50.0%	50.0%
3	Interest Rate derivatives - India linked	870.4	Discounted cash flow	Markdown for the discount rate	BPS	77	77	77
	Interest Rate derivatives – Non India linked	9.5	Counterparty quote based	..	..	40.0	40.0	40.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, significant unobservable inputs used in fair value measurement of Level 3 financial instruments at March 31, 2025.

Sr. No.	Product	Fair value (Rs. in million)	Principal Valuation techniques	Unobservable inputs	Units	Range of input values
						Low	High	Weighted average
1	Loans	10,284.0	Discounted cash flow	Discounting rate	%	13.6%	50.3%	23.4%
				Loss Severity	%	0.0%	100.0%	31.7%
2	Investment
2A	Mortgage and other asset backed securities - India linked	163,400.5	Discounted cash flow	Yield	%	7.2%	12.6%	7.8%
2B	Mortgage and other asset backed securities - Non India linked	1,158.8	Discounted cash flow	Yield	%	2.3%	3.1%	2.4%
2C	Corporate Debt securities	4,965.8	Discounted cash flow	Discounting rate	%	9.1%	16.0%	14.7%
				Loss Severity	%	..	100.0%	68.4%
2D	Equity shares - Non India Linked	19.9	Comparable analysis	Listed price per share of the same issuer	USD	..	1,336.0	1,336.0
				Illiquidity and other discount	%	..	50.00%	50.00%
2E	Equity shares - India Linked	56.6	Net asset valuations	Net asset value	%	131.36%	331.47%	192.37%
3	Interest Rate derivatives - India linked	628.5	Discounted cash flow	Markdown for the discount rate	BPS	77	77	77
	Interest Rate derivatives – Non India linked	20.7	Counterparty quote based	..	..	40.0	40.0	40.0

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2026.

						Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Corporate debt securities	32,858.4	(327.0)	89,552.8	(899.0)	122,411.2	(1,226.0)
Government securities	1,231,034.8	(11,756.9)	237,110.7	(6,664.7)	1,468,145.5	(18,421.6)
Other debt securities	35,426.0	(122.5)	2,448.8	(53.0)	37,874.8	(175.5)
Total debt securities	1,299,319.2	(12,206.4)	329,112.3	(7,616.7)	1,628,431.5	(19,823.1)

The following table sets forth, the fair value of the debt investments in available for sale debt securities and unrealized loss position, at March 31, 2025.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2026:

Rupees in million

	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	6,970.3	..	327.5	7,297.8
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	0.5	..	16.3	16.8
Write-off during the period	(141.9)	..	..	(141.9)
Recoveries during the period	(1,877.2)	..	(28.2)	(1,905.4)
Balance of the allowance for credit losses at the end of the period	4,951.7	..	315.7	5,267.4

The following table sets forth, roll-forward of the allowance for credit losses for available for sale debt securities for March 31, 2025:

Rupees in million

	Corporate debt securities	Government securities	Other debt securities	Total allowance
Allowance for credit losses at the beginning of the period	7,612.1	..	367.1	7,979.2
Additions during the year for which credit losses were not previously recorded	..	..	..	..
Additions to the allowance for credit losses arising from purchased financial assets with credit deterioration	..	..	..	..
Reductions due to sale of securities during the year	..	..	..	..
Reductions due to the Group intends to sale the securities or more likely than not will be required to sell the security before recovery of its amortized cost basis	..	..	..	..
Additional increases or decreases during the year on securities that had an allowance recorded in a previous period	0.6	..	(3.7)	(3.1)
Write-off during the period	..	..	..	..
Recoveries during the period	(642.4)	..	(35.9)	(678.2)
Balance of the allowance for credit losses at the end of the period	6,970.3	..	327.5	7,297.8

At March 31, 2026, the Group holds cost method equity investments amounting to Rs. 173,868.5 million (March 31, 2025: Rs. 145,923.5 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

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

The credit loss on collective basis is estimated using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The collective assessment begins with a quantitative calculation that considers the likelihood of the borrower defaulting. The quantitative calculation covers expected credit losses over an instrument’s expected life and is the result of multiplying the individual loan level exposure at default with the estimated probability of default and loss given default (which is primarily based on historical and expected recoveries). The probabilities of default are derived using a macro-economic scenario over a reasonable and supportable forecast period. The term structure for subsequent periods is built using single year reversion to the long run historical information. The forecasts take into consideration the Group’s overarching economic outlook based on internal as well as external inputs and involve a governed process that incorporates feedback from senior management.  The quantitative calculation is adjusted to take into consideration model imprecision not yet reflected in the calculation.

The Group applies management overlays to its model-based estimates where appropriate. These overlays reflect adjustments to the probability of default to address limitations in the statistical models, particularly where future economic conditions may evolve differently from the historical patterns considered while developing these models. The overlays ensure that the expected credit loss estimates remain relevant and incorporate forward-looking risks that are otherwise difficult to quantify using a model, such as elevated geopolitical risks along with the attendant volatility in oil and commodity

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements prices, expected uneven distribution of monsoon in India due to the effect of El Nino, geo-economic fragmentation, moderation expected in global as well as Indian growth, rising inflationary pressures, moderation in IT services growth and artificial intelligence (AI) developments.

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

Impaired loans have been identified at borrower level at March 31, 2026 as compared to account level identification in earlier years. A borrower is considered impaired when the Group believes it is probable that all amounts due according to the original contractual terms of any of the loans to the borrower will not be collected. A borrower is generally classified as impaired if any amount of interest or principal on any loan remains overdue for more than 90 days (one year for direct agriculture loans). The Group does not recognize an allowance on accrued interest as the Group’s policy is to write-off uncollected accrued interest immediately after 90 days past due (for certain agriculture loans based on crop cycle) by reversing interest income. Accordingly, the Group has not recognized allowance for loan losses on interest accrued in Schedule 18B note ‘7. Loans’.

The following table sets forth the details of impaired loans at March 31, 2026.

			Rupees in million
	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	185,780.8	142,283.6	4,121.0	189,901.8
Consumer loans[2]	141,257.0	61,495.4	..	141,257.0
Total	327,037.8	203,779.0	4,121.0	331,158.8

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively at borrower level.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details impaired loans at March 31, 2025.

Rupees in million

	Total recorded investment in impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans[1]	189,421.0	153,878.5	15,015.6	204,436.6
Consumer loans[2]	115,162.6	53,551.4	..	115,162.7
Total	304,583.6	207,429.9	15,015.6	319,599.3

1.	Primarily includes commercial loans assessed individually.

2.	Includes consumer loans assessed collectively at loan level.

The following table sets forth the closing balance of allowance for loan losses for loans at March 31, 2026.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	121,697.7	..	..	121,697.7
Allowance for loan losses: collectively evaluated for impairment	101,651.4	255,072.2	..	356,723.6
Total allowance for loan losses	223,349.1	255,072.2	..	478,421.3
Loans
Individually evaluated for impairment	148,864.4	..	..	148,864.4
Collectively evaluated for impairment	6,995,180.6	9,460,123.0	..	16,455,303.6
Total loans	7,144,045.0	9,460,123.0	..	16,604,168.0

The following table sets forth the closing balance of allowance for loan losses for loans at March 31, 2025.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	136,778.5	..	..	136,778.5
Allowance for loan losses: collectively evaluated for impairment	75,954.2	269,006.0	..	344,960.2
Total allowance for loan losses	212,732.7	269,006.0	..	481,738.7
Loans
Individually evaluated for impairment	179,275.6	..	..	179,275.6
Collectively evaluated for impairment	5,796,696.9	8,376,979.9	..	14,173,676.8
Total loans	5,975,972.5	8,376,979.9	..	14,352,952.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2026:

Rupees in million

Particulars	Fiscal 2026
	Loan commitments	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal year	10,924.7	26,122.4	37,047.1

Additions/(reductions) to allowances during the fiscal year	(1,688.3)	(2,434.5)	(4,122.8)
Allowances at the end of the fiscal year	9,236.4	23,687.9	32,924.3

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2025:

Rupees in million

Particulars	Fiscal 2025
	Loan commitments	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal year.	9,215.3	27,877.3	37,092.6

Additions/(reductions) to allowances during the fiscal year	1,709.4	(1,754.9)	(45.5)
Allowances at the end of the fiscal year	10,924.7	26,122.4	37,047.1

The following table sets forth, allowance of credit losses for the unfunded credit commitments for the period ended March 31, 2024:

Rupees in million

Particulars	Fiscal 2024
	Loan commitments	Guarantees and Letter of Credit	Total allowance
Allowances at the beginning of fiscal year	5,520.3	27,893.6	33,414.0

Additions/(reductions) to allowances during the fiscal year	3,695.0	(16.3)	3,678.6
Allowances at the end of the fiscal year	9,215.3	27,877.3	37,092.6

During the year ended March 31, 2026, there were no loans outstanding where modification was carried due to financial difficulty. Further, the total principal forgiveness offered by the Group to its borrowers amounted to Rs. 19,795.9 million. During the year ended March 31, 2025, there were no loans outstanding where modification was carried due to financial difficulty. Further, the total principal forgiveness offered by the Group to its borrowers amounted to Rs. 19,476.2 million.

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

Additionally, at March 31, 2026, the Bank has outstanding loans amounting to Rs. 11,767.1 million (March 31, 2025: Rs. 14,984.7 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also 22. Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.

g)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) by the equity method of accounting.

ICICI Life

The following table sets forth, for the periods indicated, the summarized U.S. GAAP balance sheet of ICICI Life.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Rupees in million
	At March 31,
Balance sheet	2026	2025
Cash and cash equivalents	61,013.4	45,014.9
Securities	1,474,881.3	1,413,195.1
Assets held to cover linked liabilities	1,510,523.7	1,612,399.0
Other assets	241,792.5	210,950.0
Total assets	3,288,211.0	3,281,559.9

Provision for linked liabilities	1,510,523.7	1,612,399.0
Other liabilities	1,489,738.8	1,419,270.1
Stockholders’ equity	287,948.5	249,890.7
Total liabilities and stockholders’ equity	3,288,211.0	3,281,559.9

The following tables set forth, for the periods indicated, the summarized U.S. GAAP statements of operations of ICICI Life.

	Rupees in million
	Year ended March 31,
	2026	2025
Interest income	138,948.1	130,390.0
Interest expense	(2,192.7)	(1,417.1)
Net interest income	136,755.4	128,972.9
Insurance premium	531,246.5	489,507.4
Other non-interest income	(56,596.0)	82,384.4
Non-interest expense	(573,990.6)	(662,409.4)
Income tax (expense)/benefit	(4,913.9)	(4,886.6)
Income/(loss), net	32,501.5	33,568.7

The income decreased to Rs. 32,501.5 million in fiscal 2026 from Rs. 33,568.7 million in fiscal 2025, primarily due to higher unrealized losses on the trading portfolio and equity securities partly offset by an increase in interest income and a reduction in policyholders' liabilities.

The aggregate market value of the investment in shares of ICICI Life at March 31, 2026, based on quoted market prices was Rs. 375,846.9 million (At March 31, 2025: Rs. 416,267.7 million).

h)	Insurance entities

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i) Difference in policyholders’ liability and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Policyholders’ liability

Reserves under Indian GAAP are held as per the requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements total premiums, paid by policyholders). Valuation parameters are set prudently and include a margin for adverse deviation (MAD) as required under APS7 issued by the Institute of Actuaries of India.

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

The liability for future policy benefits is computed as the present value of guaranteed benefits less the present value of net premiums that cover these benefits. The operating assumptions used are set on a best estimate basis and are updated at the end of each fiscal year. Such assumptions include mortality, morbidity, claims expenses, policy lapse and policy surrenders. The discount rate used for non-linked products represents the discount rates that were locked-in at inception. The liability for future policy benefits is recalculated using the yields on upper medium grade fixed income corporate bond instruments and the difference in the liability is reflected in other comprehensive income. Deferred profit liability is held in accordance with ASC Topic 944-605-35 for the products for which the premium paying term is shorter than the policy term, to allow the emergence of the profits over the entire policy term in accordance with service provided. The deferred profit liability is calculated using the same assumptions as the liability for future policy benefits but is calculated only using locked-in discount rates.

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

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain / loss to be routed through the revenue account except in the case of linked business. A linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. Further under Indian GAAP, unrealized gains/losses arising due to changes in the fair value of listed equity shares, mutual funds and investment property is taken to fair value change account in balance sheet. Under Indian GAAP, the debt securities are carried at cost. Under U.S. GAAP, unrealized gain/(loss) on investments classified as “held for trading” and unrealized gain/losses on equity securities are recognized in the profit and loss account. Unrealized gains or losses on investments classified as “available-for-sale” are recognized in other comprehensive income. Investment property is recognized as a fixed asset and valued at acquisition cost less depreciation.

Under Indian GAAP, the portion of the fair value gain/loss on the interest rate derivatives that is determined to be an effective hedge is recognized in ‘Fair Value Change Account’ in the Balance Sheet. Under U.S. GAAP, the portion of the fair value gain/loss on the interest rate derivatives that is determined to be an effective hedge is recognized directly in ‘Other Comprehensive Income’ in the Balance Sheet. For ineffective hedges, Indian GAAP recognizes the impact in the Revenue Account, whereas in U.S. GAAP, the impact is recognized in Income Statement.

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

Net income reconciliation:

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2026	2025	2024
Profit as per Indian GAAP	16,080.9	11,855.1	8,506.7
Adjustments on account of
Unrealized gain/(loss) on trading portfolio and equity securities	(23,889.0)	(8,041.8)	19,605.1
Difference in policyholders’ liabilities and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	42,081.0	34,926.1	27,111.0
Compensation costs	(361.6)	(377.8)	(820.8)
Deferred taxes benefit/(expense)	(1,379.7)	(4,774.4)	(10,657.0)
Others	(30.1)	(18.5)	(214.4)
Profit/(loss) as per U.S. GAAP	32,501.5	33,568.7	43,530.5

Net income/(loss) (net of tax)	32,501.5	33,568.7	43,530.5
Other Comprehensive Income (net of taxes):
Net unrealized gain/(loss) on securities, net of realization & others	(56,563.4)	20,467.9	21,003.9
Effect of remeasurement of future policy benefits to an upper-medium grade discount rate	61,130.3	(25,898.6)	(26,565.6)
Accounting for post retirement employee benefits	(131.4)	(28.4)	(10.5)
Total comprehensive income/(loss)	36,937.0	28,109.7	37,958.3

The unrealized loss on the trading portfolio and equity securities increased from Rs. 8,041.8 million in fiscal 2025 to Rs. 23,889.0 million in fiscal 2026. This was primarily due to marked-to-market loss in debt securities. In fiscal 2026, the marked-to-market loss recognized on equity securities was Rs. 12,834.4 million (compared to a marked-to-market loss of Rs. 14,450.6 million in fiscal 2025). Out of the above, in fiscal 2026, the marked-to-market loss recognized on equity securities in respect of participating fund was Rs. 8,394.4 million (compared to a marked-to-market loss of Rs. 7,065.9 million in fiscal 2025). Furthermore, the marked-to-market loss recognized in net income /(loss) on the debt securities in fiscal 2026 was Rs. 11,054.5 million (compared to a marked-to-market gain of Rs. 6,408.8 million in fiscal 2025). Out of the above, the marked-to-market loss recognized in net income /(loss) on the debt securities in respect of participating fund in fiscal 2026 was Rs. 11,055.8 million (compared to a marked-to-market gain of Rs. 6,405.3 million in fiscal 2025).

Under U.S. GAAP, the policyholders' liabilities and unallocated participating policyholders' surplus, net of amortization of deferred acquisition cost, were lower than Indian GAAP by Rs. 42,081.0 million in fiscal 2026 (compared to Rs. 34,926.1 million in fiscal 2025), primarily reflecting differences in valuation methodologies.

In fiscal 2026, difference in policyholder’s liabilities, net of amortization of deferred acquisition cost, under U.S. GAAP was lower by Rs. 33,443.5 million compared to Indian GAAP (Rs. 41,927.8 million in fiscal 2025). This was primarily due to higher deferred acquisition costs resulting from higher commission cost, which was incurred for acquiring new insurance policies, coupled with release of prudent margins held under Indian GAAP reserves pursuant to the adoption of LDTI (ASU 2018-12).

In fiscal 2026, difference in the liabilities towards unallocated participating policyholders' surplus under U.S. GAAP was lower by Rs. 8,637.5 million compared to Indian GAAP (Higher by Rs. 7,001.7 million in fiscal 2025), primarily due to release of prudent margins held in participating funds under Indian GAAP pursuant to adoption of LDTI (ASU 2018-12).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Other comprehensive income is a gain of Rs. 4,435.5 million in fiscal 2026 (compared to loss of Rs. 5,459.0 million in fiscal 2025) and primarily includes:

-	An unrealized loss (net of tax) of Rs. 56,563.4 million in fiscal 2026 (fiscal 2025: unrealized gain (net of tax) of Rs. 20,467.9 million) arising from policyholders’ assets classified as available for sale, primarily due to marked-to-market losses on debt securities.

-	A gain (net of tax) of Rs. 61,130.3 million arising from the remeasurement of future policy benefits using an upper-medium grade discount rate (compared to a loss of Rs. 25,898.6 million in fiscal 2025).

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of ICICI Life.

Rupees in million

Reconciling items	Year ended March 31,
	2026	2025	2024
Income tax impact of U.S. GAAP adjustments	(1,379.7)	(4,774.4)	(10,657.0)

Total differences in income taxes	(1,379.7)	(4,774.4)	(10,657.0)

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

Net income reconciliation:

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance subsidiary.

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Profit as per Indian GAAP	27,719.8	25,082.6	19,185.9
Adjustments on account of
Provision for reinsurance commission	1,796.5	(264.9)	(2,175.8)
Amortization of deferred acquisition costs	4,084.4	15,679.9	9,153.2
Premium deficiency	0.00	0.00	0.00
Compensation costs	(607.6)	(778.1)	(1,118.7)
Unrealized gain/(loss) on equity investments.	(14,252.8)	(3,145.2)	7,258.0
Income tax benefit/(expense)	1,957.5	(3,083.5)	(3,556.6)
Business Combination	(123.0)	(123.0)	(123.0)
Others	565.6	165.9	17.8
Profit/(Loss) as per U.S. GAAP	21,140.4	33,533.8	28,640.8
Other Comprehensive Income (net of taxes)
MTM on Debt Securities	(10,747.5)	6,825.0	4,781.1
Compensation Cost	1,287.0	1,307.7	1,118.7
Actuarial Gain/(Loss)	(481.7)	(45.8)	18.6
Investment Property Valuation	389.9	0.00	0.00
Total Other Comprehensive Income	(9,552.3)	8,086.9	5,918.5
Total Comprehensive Income	11,588.1	41,620.7	34,559.2

Reinsurance commission on premium ceded is recognized as income in the year of the ceding of the risk under Indian GAAP and recognized over the policy period under U.S. GAAP. Reinsurance commission income was higher by Rs. 1,796.5 million under U.S. GAAP as compared to Indian GAAP in fiscal 2026 (lower by Rs. 264.9 million in fiscal 2025). This decrease was primarily due to impact of 1/n as per IRDAI regulation applicable where from October 1, 2024 onwards premium on long-term products is recognized proportionately over the policy period (n) on a 1/n basis, rather than upfront for the full policy term under Indian GAAP.

Deferred acquisition cost resulted in lower expense of Rs.4,084.4 million in fiscal 2026 (fiscal 2025: cost of Rs.15,679.9 million) under U.S. GAAP as compared to Indian GAAP which includes Rs.436.1 million expenses directly attributable to the acquisition of insurance contracts.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In fiscal 2025, there was unrealized loss on equity investments amounting to Rs.3,145.2 million whereas in fiscal 2026 there is unrealized loss on equity investments amounting to Rs.14,252.8 million. While these gains/losses are accounted through fair value change account in balance sheet under Indian GAAP, under U.S. GAAP these gains/losses are accounted through net income.

The following table sets forth, for the periods indicated, the components of income taxes in net income reconciliation of the general insurance subsidiary.

	Rupees in million
Reconciling items	Year ended March 31,
	2026	2025	2024
Income tax impact of non-tax U.S. GAAP adjustments	1,957.5	(3,083.5)	(3,556.6)
Total differences in income taxes	1,957.5	(3,083.5)	(3,556.6)

i)       Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2026	2025
Goodwill, net (A)	639,420.0	639,235.5

Asset management and advisory intangibles (B)	814.4	367.0
Customer-related intangibles	115,603.4	115,603.4
Accumulated amortization	(25,692.2)	(18,504.4)
Customer-related intangibles net (C)	89,911.2	97,099.0
Goodwill and intangible assets, net (A+B+C)	730,145.6	736,701.5

1.	See also “Schedule 18 -Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2026	2025
Opening balance	639,235.5	639,235.5
Goodwill addition during the period	184.5	..
Goodwill disposed off during the period	..	..
Closing balance	639,420.0	639,235.5

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

	Rupees in million
	Year ended March 31,
	2026	2025
Opening balance	97,099.0	104,286.8
Additions	..	..
Amortization	(7,187.8)	(7,187.8)
Disposal	..	..
Closing balance	89,911.2	97,099.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million

Year ended:	Amount
Fiscal 2027	7,187.8
Fiscal 2028	7,187.8
Fiscal 2029	7,187.8
Fiscal 2030	7,187.8
Fiscal 2031	7,187.8
Thereafter	53,972.1
Total	89,911.2

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was assessed qualitatively as per ASC topic 350-20-35-3 and determined that it was not more likely than not that the fair value of the reporting units was less than their carrying amounts and the quantitative goodwill impairment test was unnecessary at March 31, 2026 and at March 31, 2025.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2026	2025
Change in benefit obligations
Projected benefit obligations at the beginning of the year	24,253.6	20,940.7
Add: Adjustment for acquisition of control in ICICI Pension Fund Management Limited	41.5	..
Add: Adjustment for exchange fluctuation on opening obligations	14.5	3.6
Adjusted opening obligations	24,309.6	20,944.3
Service cost	2,835.4	2,185.5
Interest cost	2,003.5	1,651.5
Acquisition/(Divestitures)	48.2	4.9
Benefits paid	(1,970.2)	(1,802.9)
Unrecognized prior service cost	..	..
Plan amendments	2,830.7	..
Actuarial (gain)/loss on obligations	757.6	1,270.4
Projected benefit obligations at the end of the year	30,814.8	24,253.6
Change in plan assets
Fair value of plan assets at the beginning of the year	23,974.4	21,146.0
Add: Adjustment for acquisition of control in ICICI Pension Fund Management Limited	40.9	..
Adjusted opening plan assets	24,015.3	21,146.0
Acquisition/(Divestitures)	48.7	6.3
Actual return on plan assets	451.3	2,074.1
Employer contributions	6,159.5	2,477.7
Benefits paid	(1,912.0)	(1,729.7)
Plan assets at the end of the year	28,762.8	23,974.4
Funded status	(2,052.4)	(279.5)
Amount recognized, net	(2,052.4)	(279.5)
Accumulated benefit obligation at year-end	19,441.9	15,203.5

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2026	2025	2024
Service cost	2,835.4	2,185.5	1,737.8
Interest cost	2,003.5	1,651.5	1,345.5
Expected return on plan assets	(1,733.3)	(1,525.8)	(1,129.7)
Amortization of prior service cost	183.8	(12.2)	(9.8)
Amortized actuarial (gain)/loss	200.3	114.6	127.5
Acquisition and divestiture (gain)/loss	(0.4)	(1.4)	..
Exchange (gain)/loss	14.5	3.6	2.4
Gratuity cost, net	3,503.8	2,415.8	2,073.7

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2026	2025	2024
Discount rate	7.5%	7.7%	7.7%
Rate of increase in the compensation levels	8.0%	8.0%	8.0%
Rate of return on plan assets	7.4%	7.4%	7.4%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2026	2025
Discount rate	7.9%	7.5%
Rate of increase in the compensation levels	8.0%	8.0%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2026	2025
Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	27,603.2	22,938.4
Group growth fund[2]	2.0	2.0
Group debt fund[3]	194.4	265.4
Group equity fund[4]	157.4	40.2
Group short-term debt fund[5]	0.8	0.6
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	27,957.8	23,246.6
Investment in scheme of Life Insurance Corporation of India	503.9	432.9
Total assets managed by external entities	28,461.7	23,679.5
Special deposit with central government	290.0	290.0
Government debt securities	..	..
Balance with banks and others	11.1	4.9
Total	28,762.8	23,974.4

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2026, investment in government securities, corporate bonds, money market and equity were 30.84%, 41.59%, 11.97% and 15.59% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2026, investment in government securities, corporate bonds, money market and equity were 17.29%, 19.75%, 10.22% and 52.74% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2026, investment in government securities, corporate bonds, money market were 33.70%, 58.51%, 7.78% respectively.

4.	Objective of the scheme is to provide long-term capital appreciation through investments primarily in equity and equity-related instruments. At March 31, 2026, investment in Debt, money-market, current assets & cash were 3.32% and equity were 96.68%.

5.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2026, investment in government securities, corporate bonds, money market were 5.30%, 30.78%, 63.93% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2027	Target asset allocation at March 31, 2026
Funds managed by external entities[1]	99.1%	98.9%
Special deposit with central government	0.9%	1.1%
Debt securities	0%	0%
Total	100%	100%

1.	Targeted investment during fiscal 2027 of about 45% to 47% in Central Government securities, about 33% to 35% in corporate debt securities, about 1.5% to 3.5% in money market investment and about 16.5% to 18.5% in equity investment.

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2027	4,742.3
Expected benefit payments from the fund during year ending March 31,
2027	4,223.3
2028	4,529.3
2029	4,797.0
2030	4,994.7
2031	5,104.9
Thereafter upto 10 years	25,809.3

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2026.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2026	2025
Change in benefit obligations
Projected benefit obligations at beginning of the year	17,541.8	16,992.0
Service cost	64.6	77.4
Interest cost	1,278.2	1,276.0
Liability extinguished on settlement	(1,050.9)	(1,225.9)
Benefits paid	(37.9)	(48.9)
Plan Amendments	..	..
Actuarial (gain)/loss on obligations	(357.2)	471.2
Projected benefit obligations at the end of the year	17,438.6	17,541.8

Change in plan assets
Fair value of plan assets at beginning of the year	18,429.7	17,921.4
Actual return on plan assets	658.2	1,603.5
Assets distributed on settlement	(1,236.3)	(1,442.2)
Employer contributions	1,310.6	395.9
Benefits paid	(37.9)	(48.9)
Plan assets at the end of the year	19,124.3	18,429.7

Funded status	1,685.6	887.9

Net amount recognized	1,685.6	887.9

Accumulated benefit obligation at year end	17,038.0	16,540.4

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2026	2025	2024
Service cost	64.6	77.4	108.2
Interest cost	1,278.2	1,276.0	1,321.4
Amortisation of prior service (credit)/cost	61.4	61.4	-
Expected return on assets	(1,363.5)	(1,329.9)	(1,361.0)
Curtailment and settlement (gain)/loss	185.4	216.3	237.5
Actuarial (gain)/loss	622.5	760.9	1,174.8
Net pension cost	848.6	1,062.2	1,480.9

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2026	2025	2024

Discount rate	7.5%	7.7%	7.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	8.0%	8.0%	8.0%
Rate of return on plan assets	7.5%	7.5%	7.5%
Pension increases (applicable on basic pension)	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2026	2025
Discount rate	7.5%	7.5%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	8.0%	8.0%
Pension increases (applicable on basic pension)	8.0%	8.0%

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

Rupees in million

Asset category	Fair value at March 31, 2026	Fair value at March 31, 2025	Target asset allocation at March 31, 2027	Target asset allocation at March 31, 2026
Government debt securities	8,748.9	8,146.6	46%	44%
Corporate debt securities	7,391.6	7,759.7	39%	42%
Equity securities	1,902.8	1,851.4	10%	10%
Balance with banks and others	1,080.9	671.9	5%	4%
Total	19,124.2	18,429.6	100%	100%

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2027	400.0
Expected benefit payments from the fund during the year ending March 31,
2027	853.1
2028	704.8
2029	874.2
2030	1,049.1
2031	1,198.3
Thereafter upto 10 years	7,795.9

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2026.

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

Rupees in million

	Year ended March 31, 2026	Year ended March 31, 2025
Right-of-use assets at year end	78,238.0	66,866.2
Lease liability at year end	86,325.6	73,472.7
Cash paid for amounts included in the measurement of lease liabilities – operating cashflows from operating lease	16,652.8	14,512.3
Non-cash investing and financing activities – additions to right-of-use asset obtained from new operating lease liabilities	27,507.0	18,238.7
Weighted average remaining lease term (in years)	8.2 years	8.2 years
Weighted average discounting rate (in %)	6.7%	6.8%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the future payments under operating leases as of March 31, 2026.

Rupees in million

Year ended March 31, 2026
Fiscal 2027	16,559.8
Fiscal 2028	15,738.4
Fiscal 2029	14,357.2
Fiscal 2030	13,231.3
Fiscal 2031	11,688.2
After Fiscal 2031	43,526.8
Total Lease payments	115,101.7
Less: Imputed interest	28,776.1
Lease liabilities at March 31, 2026	86,325.6

The Group does not have any other significant future commitments at the end of fiscal 2026.

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

Rupees in million

	Year ended March 31, 2026	Year ended March 31, 2025
Right-of-use assets at year end	2,072.5	1,268.3
Lease liability at year end	2,162.8	1,252.8
Cash paid for amounts included in the measurement of lease liabilities
a. finance cashflows from finance lease	336.4	352.7
b. operating cashflows from finance lease	137.5	105.8
Non-cash investing and financing activities – additions to right-of-use asset obtained from new finance lease liabilities	1,785.2	1,220.3
Weighted average remaining lease term (in years)	6.9 years	6.9 years
Weighted average discounting rate (in %)	8.8%	7.6%

The following table sets forth, the future payments under finance leases as of March 31, 2026.

Rupees in million

Year ended March 31, 2026
Fiscal 2027	564.1
Fiscal 2028	452.1
Fiscal 2029	402.9
Fiscal 2030	388.3
Fiscal 2031	388.1
After Fiscal 2031	599.2
Total Lease payments	2,794.7
Less: Imputed interest	631.9
Lease liabilities at March 31, 2026	2,162.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Lease cost

The Group’s lease cost recognized in profit and loss account during the fiscal year is as below.

Rupees in million

	Year ended March 31, 2026	Year ended March 31, 2025
Finance lease cost
Amortisation of right-to-use assets	355.8	346.9
Interest on lease liabilities	142.2	113.7
Operating lease cost	17,582.6	15,275.3
Short-term lease cost	..	..
Variable lease cost	136.6	188.8
Less: Sublease income	..	..
Total lease cost	18,217.2	15,924.7

l)       Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2026	2025
Deferred tax assets
Allowance for credit losses	100,050.2	102,116.1
Debt and equity securities	169.4	..
Business and capital loss carry forwards	6,996.2	8,716.2

Investments in affiliates	24,718.5	26,911.6
Lease liability	21,743.7	18,510.2
Other liabilities and provisions	8,982.8	8,088.7
Others	1,241.1	1,198.5
Total deferred tax assets	163,901.9	165,541.3
Valuation allowance	(1,003.3)	(1,058.9)
Total deferred tax assets (net of valuation allowance)	162,898.6	164,482.4
Deferred tax liabilities
Debt and equity securities	(450.2)	(24,026.3)
Property, plant and equipment	(7,378.2)	(6,936.5)
Investments in branches, subsidiaries and affiliates	(7,562.0)	(6,813.3)
Amortization of fees and costs	(17,528.8)	(15,170.1)
Intangible assets	(22,620.2)	(24,239.2)
Non-banking assets	(7,263.5)	(8,015.4)
Right to use assets	(19,700.9)	(16,839.4)
Reserve for unexpired risk	(1,416.9)	(945.4)
Others	(6,656.5)	(6,173.7)
Total deferred tax liabilities	(90,577.2)	(109,159.3)

Net deferred tax assets	72,321.4	55,323.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers carryback availability, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the existing valuation allowances, at March 31, 2026 and 2025. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory income tax rate, including surcharge and cess was 25.17% for the year ended March 31, 2026, 2025 and 2024

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciliation of income tax expense

The following table sets forth, for the periods indicated, a reconciliation of expected income tax expense applicable on Income/(loss) before income tax expense and share of profit in associates from continuing operations at the Indian statutory income tax rate, the income tax rate in our country of domicile, to reported income tax expense/(benefit).

Rupees in million

			Year ended March 31,
	2026		2025		2024
	Income Tax expense/ (benefit)	Percentage	Income Tax expense/ (benefit)	Percentage	Income Tax expense/ (benefit)	Percentage
Income tax expense/(benefit) at the statutory income tax rate	193,817.9	25.17%	178,411.5	25.17%	192,379.1	25.17%
Increases/reductions) in income taxes on account of:
a. Foreign tax effects	(5,562.7)	(0.72%)	(4,659.2)	(0.66%)	(4,133.2)	(0.54%)
b. Cross border tax laws	8,273.1	1.07%	6,093.6	0.86%	5,022.7	0.66%
c. Tax credit	(2,794.9)	(0.36%)	(1,586.6)	(0.22%)	(1,272.4)	(0.17%)
d. Nontaxable or nondeductible items
Exempt interest and dividend income	(96.5)	(0.01%)	(205.5)	(0.03%)	(797.3)	(0.10%)
Expenses disallowed for income tax purposes	4,932.9	0.64%	4,079.6	0.58%	3,451.2	0.45%
Gain on acquisition of control in ICICI Lombard	..	..	..	..	(35,278.9)	(4.62%)
e. Changes in statutory tax rate	..	..	(138.8)	(0.02%)	..	0.00%
f. Change in valuation allowance	(55.6)	(0.01%)	(1,112.9)	(0.16%)	(1,381.5)	(0.18%)
g. Other reconciling items Special deductions for appropriation to a Special Reserve	(8,474.4)	(1.10%)	(7,968.1)	(1.12%)	(7,793.9)	(1.02%)
Income charged at rates other than statutory tax rate	(1,962.4)	(0.25%)	(84.6)	(0.01%)	(2,852.4)	(0.37%)
Adjustment of deferred taxes upon consolidation of ICICI Lombard	..	..	..	0.00%	(7,356.3)	(0.96%)
Income tax on investment in affiliates	2,293.1	0.30%	(3,657.6)	(0.52%)	2,881.8	0.38%
Others	(4,326.5)	(0.57%)	(4,466.0)	(0.64%)	(7,367.2)	(0.97%)
Income tax expense/(benefit) reported	186,044.0	24.16%	164,705.5	23.23%	135,501.7	17.73%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of Income/(loss) before income taxes expense and share of profit in associates from continuing operations and income tax expense.

Rupees in million

	Year ended March 31,
	2026	2025	2024
Income /(loss) before income tax expense and share of profit in associates from continuing operations
In India	733,094.8	675,681.7	734,600.7
Outside India[1]	37,001.7	33,200.6	29,779.1
Total	770,096.5	708,882.3	764,379.8

Current tax expense
In India	181,708.1	170,055.6	132,989.2
Outside India[1]	3,355.7	3,401.4	3,246.0
Total	185,063.8	173,457.0	136,235.2

Deferred tax (benefit)/expense
In India	575.1	(9,033.0)	(818.8)
Outside India[1]	405.1	281.5	85.3
Total	980.2	(8,751.5)	(733.5)

Total income tax expense/(benefit) reported
In India	182,283.2	161,022.6	132,170.4
Outside India[1]	3,760.8	3,682.9	3,331.3
Total	186,044.0	164,705.5	135,501.7

1. Including overseas branches of the Bank

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the details of the income taxes paid as per cashflow statements

Rupees in million

	Year ended March 31,
	2026	2025	2024

Income taxes paid in domestic locations	161,840.0	177,429.4	130,333.4
Income taxes paid in overseas locations	3,639.5	3,735.2	3,102.6
Total income taxes paid	165,479.5	181,164.6	133,436.0

The following table sets forth, the details of the amount and expiration dates of operating loss carry forwards at March 31, 2026.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forwards
April 1, 2026 to March 31, 2031	18,126.7	88.1	..
April 1, 2031 to March 31, 2032	356.3	..	..
Total capital loss carry forwards	18,483.0	88.1	..

Business loss carry forwards
April 1, 2026 to March 31, 2031	..	1,234.9	69.4
April 1, 2031 to March 31, 2036	..	114.6	1,125.8
April 1, 2036 to March 31, 2039	..	30.8	2,930.9

Indefinite period	..	2.5	9,558.7
Total business loss carry forwards	..	1,382.8	13,684.8

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate income taxes paid by the Group. No penalties have been accrued as of March 31, 2026 and 2025 as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 7,266.6 million, Rs. 2,034.1 million and Rs. 2,697.4 million during the year ended March 31, 2026, 2025 and 2024 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 6,930.3 million, 13,219.7 million and Rs. 12,244.6 million at March 31, 2026, 2025 and 2024 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2026	2025	2024

Beginning balance	56,192.1	47,451.0	40,142.8
Increases related to current year tax positions	10,821.6	10,343.5	7,314.9
Decreases related to prior year tax positions	(286.1)	(1,602.4)	(6.7)
Ending balance	66,727.6	56,192.1	47,451.0

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense, as applicable, and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed from fiscal 2024. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1992 onwards.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2026		2025		2024
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	560,374.7	560,374.7	513,543.0	513,543.0	613,763.5	613,763.5
Contingent issuances of subsidiaries/equity affiliates	..	(255.5)	..	(548.4)	..	(1,170.5)
	560,374.7	560,119.2	513,543.0	512,994.6	613,763.5	612,593.0
Common stock
Weighted-average common stock outstanding	7,142.8	7,142.8	7,047.5	7,047.5	7,003.9	7,003.9
Dilutive effect of employee stock options	..	104.1	..	119.7	..	128.2
Total	7,142.8	7,246.9	7,047.5	7,167.3	7,003.9	7,132.2

Earnings per share (Rs.)	78.45	77.29	72.87	71.57	87.63	85.89

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

n)       Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2026	2025	2024
Net income/(loss) (net of tax) excluding non-controlling interest	560,374.7	513,543.0	613,763.5
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	(58,642.9)	61,357.5	29,597.6
Translation adjustments (net of tax)[2]	11,135.8	1,097.6	3,198.1
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	(2,875.8)	61.1	819.3

Comprehensive income attributable to ICICI Bank stockholders	509,991.8	576,059.2	647,378.5
Comprehensive income attributable to non-controlling interests	18,832.6	34,264.0	15,382.1
Total comprehensive income	528,824.4	610,323.2	662,760.6

1.	Net of tax effect of Rs. (21,668.1) million, Rs. 22,540.3 million and Rs. 9,914.7 million for the year ended March 31, 2026, March 31, 2025 and March 31, 2024 respectively. The share of non-controlling interest amounted to Rs. (5,427.8) million with tax effect of Rs. (1,366.1) million for the year ended March 31, 2026. (For year ended March 31, 2025: Rs. 3,306.7 million, tax effect of Rs. 832.2 million; For year ended March 31, 2024: Rs 106.6 million, tax effect of Rs. 26.8 million). Accordingly for the year ended March 31, 2026, including share of non-controlling interest the total net unrealized gain/(loss) on securities, net of realization and others (net of tax) amounts to Rs. (64,070.7) million with tax effect of Rs. (23,034.2) million (For year ended March 31, 2025: Rs. 64,662.2 million, tax effect of Rs. 23,372.5 million; for the year ended March 31, 2024: Rs. 29,704.2 million, tax effect of Rs. 9,941.5 million.)

2.	Net of tax effect of Rs. 2,386.1 million, Rs. 394.8 million and Rs. 1,016.9 million for the year ended March 31, 2026, March 31, 2025 and March 31, 2024 respectively. The share of non-controlling interest amounted to Nil for the year ended March 31, 2026, March 31, 2025 and March 31, 2024. Accordingly, for the year ended March 31, 2026, including share of non-controlling interest, the translation adjustments (net of tax) amounted to Rs. 11,135.8 million with tax effect Rs. 2,386.1 million (For the year ended March 31, 2025: Rs. 1,097.6 million, tax effect: Rs. 394.8 million; for the year ended March 31, 2024: Rs. 3,198.1 million, tax effect: Rs. 1,016.9 million)

3.	Net of tax effect of Rs. (1,048.1) million, Rs. 1.3 million and Rs. 274.9 million for the year ended March 31, 2026, March 31, 2025 and March 31, 2024 respectively. The share of non-controlling interest amounted to Rs. (234.7) million with tax effect of Rs. (59.1) million for the year ended March 31, 2026. (For year ended March 31, 2025: Rs. (57.2) million, tax effect of Rs. (14.4) million; For year ended March 31, 2024: Rs (2.2) million, tax effect of Rs. (0.5) million). Accordingly, for the year ended March 31, 2026, including share of non-controlling interest, Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax) amounted to Rs. (3,110.5) million with tax effect of Rs. (1,107.2) million (For the year ended March 31, 2025: Rs. 3.9 million, tax effect of Rs. (13.1) million; For the year ended March 31, 2024: Rs. 817.1 million, tax effect: Rs. 274.4 million)

4.	Under U.S. GAAP, the tax effects on components of other comprehensive income are reclassified to income statement at the time of reclassification of components of other comprehensive income at each security level.

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2026, amounted to Rs. 13,407.4 million (March 31, 2025: Rs. 10,732.1 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the details of guarantees outstanding at March 31, 2026.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	909,438.9	339,230.5	44,755.2	9,764.2	1,303,188.8
Performance guarantees	554,431.3	588,502.9	114,824.5	38,012.7	1,295,771.4
Total guarantees	1,463,870.2	927,733.4	159,579.7	47,776.9	2,598,960.2

1.	outflow mentioned above are on the basis of expiry date of bank guarantee

The following table sets forth, the details of guarantees outstanding at March 31, 2025.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	795,795.4	252,593.2	50,118.4	20,405.4	1,118,912.4
Performance guarantees	464,854.4	494,490.3	99,330.0	28,979.7	1,087,654.4
Total guarantees	1,260,649.8	747,083.5	149,448.4	49,385.1	2,206,566.8

1.	outflow mentioned above are on the basis of expiry date of bank guarantee

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2026, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 486,287.9 million (March 31, 2025: Rs. 424,867.0 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities at March 31, 2026 was Rs. 3,079,468.1 million (March 31, 2025: Rs. 2,733,361.3 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to Basel III capital adequacy guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 and additional Tier-1.

At March 31, 2026, the Bank was required to maintain minimum Common Equity Tier-1 capital ratio of 8.20%, minimum Tier-1 capital ratio of 9.70% and minimum total capital ratio of 11.70%. The minimum total capital requirement includes capital conservation buffer of 2.50% and additional Common Equity Tier-1 capital surcharge of 0.20% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

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

Rupees in million, except percentages

	At March 31, 2026(1)	At March 31, 2025(1)
Tier 1 capital	2,978,177.6	2,567,375.0
Of which: Common equity Tier 1 capital	2,978,177.6	2,567,375.0
Tier 2 capital	152,155.2	99,245.9
Total capital	3,130,332.8	2,666,620.9
Credit risk: risk-weighted assets	15,968,833.7	13,986,922.8
Market risk: risk-weighted assets	445,248.2	592,583.8
Operational risk: risk-weighted assets	1,803,169.0	1,531,537.3
Total risk-weighted assets	18,217,250.9	16,111,043.9
Common equity Tier 1 risk-based capital ratio	16.4%	16.0%
Tier 1 risk-based capital ratio	16.4%	16.0%
Tier 2 risk-based capital ratio	0.8%	0.6%
Total risk-based capital ratio	17.2%	16.6%

(1)	Post appropriation of proposed dividend

For and on behalf of Board of Directors

/s/ Sandeep Bakhshi Managing Director & CEO	/s/ Sandeep Batra Executive Director

/s/ Anindya Banerjee Group Chief Financial Officer	/s/ Prachiti Lalingkar Company Secretary

/s/ Laxminarayan Achar Chief Accountant

Mumbai

July 20, 2026